Form 20-F
period 2002-03-31
MITSUI & CO LTD
filed 2002-09-27
CIK 67099

================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

           [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

              [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended March 31, 2002

                      ------------------------------------


                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from            to
                                            ----------    ---------

                          Commission file number 0-9929

                ------------------------------------------------


                         MITSUI BUSSAN KABUSHIKI KAISHA
                    -----------------------------------------
             (Exact name of Registrant as specified in its charter)

                               MITSUI & CO., LTD.
                         -------------------------------
                 (Translation of Registrant's name into English)

                                      JAPAN
                           --------------------------
                 (Jurisdiction of incorporation or organization)

            2-1, OHTEMACHI 1-CHOME, CHIYODA-KU, TOKYO 100-0004, JAPAN
            ---------------------------------------------------------
                    (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act.

                                      None
                        -------------------------------


 Securities registered or to be registered pursuant to Section 12(g) of the Act.

                                                    Name of each exchange
           Title of each class                       on which registered
           -------------------                      ---------------------

American Depositary Shares, evidenced by           NASDAQ National Market
American Depositary Receipts, each
representing 20 shares of common stock,
no par value
----------------------------------------       ------------------------------


 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act.

                                      None
                        -------------------------------


     Indicate the number of outstanding shares of each of the issuer's classes of capital or Common Stock as of the close of the period covered by the annual report.

                      1,583,179,977 shares of Common Stock
                      ------------------------------------


     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                               Yes  x     No
                                   ---       ---


     Indicate by check mark which financial statement item the registrant has elected to follow.


                             Item 17       Item 18  x
                                     ---           ---


================================================================================

                       Certain References and Information


     As used in this report, unless otherwise indicated, the "Company" means Mitsui & Co., Ltd., the "companies" means Mitsui & Co., Ltd. and its subsidiaries, "share" means one share of the Company's Common Stock, "ADS" means an American Depositary Share representing 20 shares, and "ADR" means an American Depositary Receipt evidencing one or more ADSs.


     All financial statements and information contained in this annual report have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP, except where otherwise noted.





                 A Cautionary Note on Forward-Looking Statements


     This annual report contains forward-looking statements relating to the companies' business that are based on management's current expectations, estimates and projections. Words such as "believes," "expects," "intends," "plans," "projects," "estimates," "anticipates" and similar expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Further, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed or implied in such forward-looking statements.


     Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Item 3. Key Information--Risk Factors" as well as changes in economic conditions that may lead to unforeseen developments in markets for products handled by the companies; fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions; adverse political developments in the various jurisdictions where the companies operate, which among things, may create delays or postponements of transactions and projects; changes in laws, regulations, or policies in any of the countries where the companies conduct their operations; and significant changes in the competitive environment. The companies do not assume, and specifically disclaim, any obligation to update any forward-looking statements, which speak only as of the date made.

                                    CONTENTS

                                                                                             Page
                                                                                             ----
Item 1.   Identity of Directors, Senior Management and Advisers.............................   6

Item 2.   Offer Statistics and Expected Timetable...........................................   6

Item 3.   Key Information...................................................................   6

          Selected Financial Data...........................................................   6
          Exchange Rate Information.........................................................   7
          Risk Factors......................................................................   8

Item 4.   Information on the Company........................................................  13

          History and Development of the Company............................................  13
          Business Overview.................................................................  15
          Organizational Structure..........................................................  28
          Property, Plants and Equipment....................................................  32

Item 5.   Operating and Financial Review and Prospects .....................................  33

          Operating Results.................................................................  33
          Liquidity and Capital Resources...................................................  47
          Research and Development..........................................................  53
          New Accounting Standards..........................................................  53
          Critical Accounting Policies......................................................  54
          Trend Information.................................................................  56

Item 6.   Directors, Senior Management and Employees........................................  58

          Directors and Executive Officers..................................................  59
          Compensation......................................................................  64
          Board Practices...................................................................  64
          Employees.........................................................................  66
          Share Ownership...................................................................  67

Item 7.   Major Shareholders and Related Party Transactions.................................  67

          Major Shareholders................................................................  67
          Related Party Transactions........................................................  68

Item 8.   Financial Information.............................................................  69

          Consolidated Statements and Other Financial Information...........................  69
          Export Sales......................................................................  70
          Legal Proceedings.................................................................  70
          Dividend Policy...................................................................  71
          Significant Changes...............................................................  71

                                                                                             Page
                                                                                             ----
Item 9.   The Offer and Listing.............................................................  71

          Offer and Listing Details.........................................................  71
          Markets...........................................................................  72

Item 10.  Additional Information............................................................  73

          Memorandum and Articles of Association............................................  73
          Material Contracts................................................................  81
          Exchange Controls.................................................................  81
          Taxation..........................................................................  83
          Documents on Display..............................................................  83

Item 11.  Quantitative and Qualitative Disclosures About Market Risk........................  84

Item 12.  Description of Securities Other than Equity Securities............................  89

Item 13.  Defaults, Dividend Arrearages and Delinquencies...................................  89

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds......  89

Item 15.  Controls and Procedures...........................................................  89

Item 16.  [Reserved]........................................................................  89

Item 17.  Financial Statements..............................................................  89

Item 18.  Financial Statements..............................................................  89

Item 19.  Financial Statements and Exhibits.................................................  89

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.


ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA


     The selected consolidated statement of income data for the years ended March 31, 2002, 2001 and 2000 and the selected consolidated balance sheet data as of March 31, 2002 and 2001 set forth below are derived from the Company's audited consolidated financial statements, which are included elsewhere in this annual report. Statement of income data for the years ended March 31, 1999 and 1998 and balance sheet data as of March 31, 2000, 1999 and 1998 are derived from the Company's previously published audited consolidated financial statements, which are not included in this annual report. The consolidated financial statements as of March 31, 2002 and 2001 and for the years ended March 31, 2002, 2001 and 2000 have been audited by Deloitte Touche Tohmatsu, independent auditors, whose report is filed as part of this annual report.


     The selected consolidated financial statements have been prepared in accordance with U.S. GAAP and should be read in conjunction with, and qualified in their entirety by reference to "Item 5. Operating and Financial Review and Prospects," and the Company's consolidated financial statements and notes thereto included elsewhere in this annual report.

                                                                        AS OF OR FOR THE YEAR ENDED MARCH 31,
                                                   --------------------------------------------------------------------------
                                                       2002           2001           2000            1999            1998
                                                   -------------  -------------  -------------   ------------    ------------
                                                      (IN MILLIONS OF YEN, EXCEPT AMOUNTS PER ADS AND COMMON STOCK DATA)
TOTAL TRADING TRANSACTIONS(1):
  Domestic ....................................    JPY 4,837,889  JPY 5,148,528  JPY 5,010,677   JPY 4,991,838   JPY 5,996,327
  Import ......................................        2,570,120      2,592,664      2,104,213       2,171,241       2,608,555
  Export ......................................        2,146,652      1,799,846      1,947,685       2,222,162       2,444,300
  Offshore ....................................        3,099,811      3,507,181      4,138,141       4,595,061       6,466,295
                                                   -------------  -------------  -------------   -------------   -------------
Total .........................................    JPY12,654,472  JPY13,048,219  JPY13,200,716   JPY13,980,302   JPY17,515,477


CONSOLIDATED INCOME
 STATEMENT DATA:
  Results of Operations:
    Revenue--Gross Trading
     Profit ...................................    JPY  554,120   JPY  572,137   JPY  537,867   JPY   565,050   JPY   593,112
     Net Income ................................         55,371         51,588         34,837          39,971          38,964
     Net Income per ADS:
       Basic ...................................            699            651            440             505             492
       Diluted .................................            657            613            416             466             452

                                                              AS OF OR FOR THE YEAR ENDED MARCH 31,
                                           -------------------------------------------------------------------------
                                               2002           2001           2000            1999            1998
                                           ------------   ------------   ------------   ------------    ------------
                                                 (IN MILLIONS OF YEN, EXCEPT AMOUNTS PER ADS AND COMMON STOCK DATA)
    Cash Dividends Declared
     per ADS ..........................             160            160            160            160             160
    Cash Dividends Declared
     per ADS in U.S. Dollars(2) .......    $       1.28   $       1.48   $       1.44   $       1.24    $       1.32

CONSOLIDATED BALANCE SHEET DATA:
  Financial Position at Year
   End:
  Total Assets ........................    JPY6,668,366   JPY6,710,106   JPY6,599,358   JPY6,818,393    JPY7,538,811
  Long-term Debt, Less
   Current Maturities .................       2,619,867      2,708,608      2,462,724      2,565,591       2,666,093
  Common Stock ........................         192,487        192,487        192,487        192,487         192,487
  Total Shareholders'
   Equity .............................         914,970        834,427        795,852        770,760         808,707

  Other Information at Year
   End--
  Common Stock:
    Number of shares
     outstanding (in
     thousands) .......................       1,583,180      1,583,675      1,583,675      1,583,675       1,583,675
Number of shareholders ................         118,700        127,137        127,457        124,615         125,230

(1) Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions is a non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of the companies' operating performance, liquidity or cash flows generated by operating, investing or financing activities.

(2) The U.S. dollar amounts represent translations of the amounts in Japanese yen at the rates in effect on the respective payment dates.


EXCHANGE RATE INFORMATION

     The information set forth below with respect to exchange rates is based on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York. These rates are provided solely for the convenience of the reader and are not the exchange rates used by the companies in the preparation of their consolidated financial statements included in this annual report.


     The official exchange rate on September 18, 2002, was JPY121.49 = U.S.$1.00. The following table sets forth the high and low noon buying rates for each month of the previous six months.

                                       HIGH         LOW
                                     ---------   ---------
                                     (YEN PER U.S. DOLLAR)
August 2002 ........................ JPY121.14   JPY116.53
July 2002 ..........................    120.19      115.71
June 2002 ..........................    125.64      119.38
May 2002 ...........................    128.66      123.08
April 2002 .........................    133.40      128.13
March 2002 .........................    133.46      127.07

     The following table sets forth the average exchange rate for each of the last five years. The Company has calculated these average rates by using the rate on the last business day of each month during the relevant year.

YEAR ENDED MARCH 31,                AVERAGE RATE
--------------------            ---------------------
                                (YEN PER U.S. DOLLAR)
2002...........................      JPY125.64
2001...........................         111.65
2000...........................         110.02
1999...........................         128.10
1998...........................         123.56

     Fluctuations in the exchange rate between the yen and the U.S. dollar will affect the U.S. dollar equivalent of the yen-denominated prices of the Company's shares and, as a result, will affect the market prices of the Company's ADSs in the United States.


RISK FACTORS

     You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussion set forth in "Item 5. Operating and Financial Review and Prospects," as well as the companies' consolidated financial statements and related notes included elsewhere in this annual report.


                   RISKS RELATING TO THE COMPANIES' BUSINESS

WEAK ECONOMIC CONDITIONS IN JAPAN AND THE COMPANIES' MAJOR FOREIGN MARKETS MAY ADVERSELY AFFECT THE COMPANIES' TRANSACTION VOLUME AND OPERATING RESULTS.

     The companies depend for a significant portion of their transaction volumes on their activities in Japanese market. In fiscal 2002, the companies' trading transactions in Japan accounted for 59% of their consolidated total trading transactions. The companies' Japanese transaction flows relate to importing, as well as purely domestic, trading transactions in a range of industrial sectors and thus are affected by general Japanese economic conditions. The Japanese economy has been in recession over the last decade due to a number of factors, including weak consumer spending, reductions in export-driven industrial output and lower capital investment by Japanese companies. As a result, the companies have had difficulty maintaining or growing their Japan-related trading volumes. For example, total import transactions into Japan declined 1% in 2002, while total domestic transactions declined 6%, reflecting oil prices and declining demand in the chemicals, electrical machinery and other sectors. The economic climate in Japan may not improve significantly in the near future. If economic conditions in Japan do not improve, the companies would expect to continue to experience transaction volume challenges as described above. This in turn, could negatively affect the companies' revenue - gross trading profit.

     The companies depend also on markets outside of Japan. In fiscal year 2002, 41% of the companies' consolidated total trading transactions related to exports and offshore transactions. The companies' business is therefore subject to risks involved in international markets, including negative economic conditions, government intervention, and political conditions and developments in foreign countries. In particular, the companies' results of operations could be hurt if their trading volumes and new business opportunities decreased due to any adverse economic conditions in any of the markets in which they operate. Additionally, deteriorating economic conditions in the companies' markets outside Japan could affect the financial stability and creditworthiness of the companies' customers and suppliers. This, in turn, could adversely affect the companies' revenue - gross trading profit.

     See "Item 4. Information on the Company - Business Overview."


FINANCIAL DIFFICULTIES ON THE PART OF THE COMPANIES' CUSTOMERS COULD AFFECT THE COMPANIES' ACCOUNTS RECEIVABLE AND QUALITY OF EARNINGS.

     Japan's economy has experienced a prolonged recession that began in the early 1990s. For fiscal year 2002 the number of commercial bankruptcies in Japan grew by 5.9% to a total of 20,052 cases. Despite the implementation of fiscal recovery programs by the Japanese government, the current economic climate in Japan may not improve significantly, and may worsen, in the near future.

     The companies sometimes provide vendor financing to their customers, or provide guarantees to banks that have provided financing to the companies' customers. In addition, many of the companies' customers purchase products and services from them on payment terms that do not provide for immediate payment. At Mach 31, 2002, current trade receivables (less unearned interest and allowance for doubtful receivables) were JPY2,225 billion, representing 33% of total assets.

     If the companies' customers to whom they have extended or guaranteed vendor financing, or from whom they have substantial accounts receivable, encounter financial difficulties and are unable to make payments on time, the companies' business, operating results and financial condition could be adversely affected. While the companies continually monitor their business in the construction, real estate, retail and wholesale sectors posing the least financial risk, and attempt to maintain conservative policies with respect to the granting of payment terms and vendor financing, the companies cannot eliminate the risks relating to the possibility of their customers experiencing financial difficulties.


     THE COMPANIES' OPERATIONS ARE SOMEWHAT CONCENTRATED IN A LIMITED NUMBER OF SECTORS, WHICH COULD HARM THE COMPANIES' RESULTS OF OPERATION IF ACTIVITY LEVELS IN THESE SECTORS DECLINED.

     The companies are engaged in various types of businesses and investments in all over the world, resulting in a wide range of operating activities and investments. As a result of this diversification, most of the fluctuation risk of commodity prices and interest rates is naturally absorbed in their portfolio and business operations. Despite this general diversification, however, the companies' activities are somewhat exposed to concentration risk in terms of in particular industries and countries.

     As a result, declining levels of trading activities or asset volumes in these sectors or countries could have a disproportionately negative effect on the companies' result of operations. While management monitors the companies' risk profile including concentration risk on a continual basis, it is not possible to eliminate concentration risk entirely.

EXCHANGE RATE FLUCTUATIONS MAY ADVERSELY AFFECT THE COMPANIES' OPERATING
RESULTS.

     The companies are exposed to risks associated with foreign currency exchange rate fluctuations. The Company's reporting currency is the Japanese yen, while a significant portion of the companies' consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. In fiscal 2002, approximately 30% of the companies' revenue-gross trading profit and 20% of selling, general and administrative expense were of those subsidiaries located in foreign countries.

     The companies believe they maintain a conservative hedging policy limiting their exposure to exchange rate fluctuations , including the use of foreign exchange forward contracts and currency swap agreements. Nonetheless, it remains possible that currency fluctuations may negatively affect the companies' operating results.

     See "Item 3. Key Information - Exchange Rate Information" above.


CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT THE COMPANIES' OPERATING
RESULTS.

     The companies are exposed to risks associated with interest rate fluctuations, which may affect their overall operational costs and the value of their financial assets and liabilities, in particular long-term debt. In addition, the companies utilize various financial and derivative instruments which can be sensitive to interest rate changes.

     An increase in interest rates, particularly in yen-denominated financial instruments, could increase the companies' interest expense, which could adversely affect the companies' financial condition and results of operations.


THE JAPANESE EQUITY SECURITIES MARKET HAS BEEN VOLATILE AND IN DECLINE, WHICH COULD NEGATIVELY AFFECT THE COMPANIES' INVESTMENT PORTFOLIO.

     A significant portion of the companies' investment portfolio consists of marketable equity securities of Japanese issuers. At March 31, 2002, marketable equity securities of Japanese issuers were carried at a fair value of approximately JPY244 billion, representing 58% of the fair value of the companies' total securities available for sale.

     The Japanese equity securities market has experienced both volatility and declines in recent years. In fiscal 2002, the companies' consolidated income statement reflected valuation losses on marketable securities of JPY34.5 billion, primarily relating to losses on investments in the stock of Japanese banks. This write-off was approximately three times greater than in 2001. While, the companies periodically analyze the risk of the equity securities and review the profit of the dividends, capital gain, and commercial revenue by holding the equity securities in order to consider risk and return on the equity securities, further volatility and decline in the Japanese equity market would continue to negatively impact the companies' investment portfolio and net income.

FLUCTUATIONS IN COMMODITY PRICES MAY ADVERSELY AFFECT THE COMPANIES' OPERATING RESULTS.

     The companies, as major participants in the global commodities markets, trade in a variety of metal, energy and agricultural products. These commodity products' prices are subject to both cyclical fluctuations and short-term volatility due to factors beyond the companies' control, including periods of excess supply due to industry additions, decreased demand due to weakening economic conditions, inventory de-stocking by customers, changing energy prices and exchange rate movements. The possibility of these price movements exposes the companies to a risk of decreased revenues, margins and cash flows, either as a result of the companies' inventory cost being higher than a product's ultimate sale price or, in the case of forward delivery obligations, when the companies' cost of acquiring a product for delivery increases subsequent to the date on which the companies have entered into the delivery obligation.

     In addition, longer-term or cyclical price declines have the potential to affect the companies' business by reducing activity levels within an industry segment generally, which in turn may depress demand for some of the products and services that the companies sell.

     Although the companies attempt to reduce their exposure to the volatility in commodity prices, primarily by utilizing a variety of derivative instruments for hedging purposes, the fact that the companies conduct trading activities in a wide variety of sectors means that they cannot insulate themselves fully from the effect of price movements.

THE COMPANIES ARE SUBJECT EXTENSIVE GOVERNMENTAL REGULATION ACROSS SEVERAL COUNTRIES. CHANGES IN THESE REGULATIONS COULD ADVERSELY AFFECT THEIR RESULTS OF OPERATIONS.

     The companies' businesses are subject to various risks associated with the possibility of regulatory changes, uncertainty in the application of laws and governmental policies, and uncertainty relating to legal liabilities in many of the countries in which they operate. Substantial changes in the regulatory or legal environments in which the companies operate could hurt their business, operating results and financial condition.

     In particular, the companies' operations are subject to laws and regulations governing, among other things, tariffs, business and investment approvals, importing and exporting (including restrictions based on national-security interests), antitrust, consumer and commercial restrictions, currency exchange control, and environmental protection. The inability of the companies to comply with these or any other new laws and regulations could serve to limit the companies' operations and activities. Additionally, compliance with these or any new laws and regulations could result in increased costs and therefore adversely effect the companies' business, operating results and financial condition.

                        RISKS RELATING TO THE COMPANIES

THE COMPANY FACES THE RISK THAT THE ACTIONS OF ITS EMPLOYEES CANNOT BE FULLY CONTROLLED OR SUPERVISED BY SENIOR MANAGEMENT, AND THAT MISCONDUCT BY EMPLOYEES MAY OCCUR.

     Due to the Company's size, as well as the operational and geographic breadth of its activities, the conduct of the companies' day-to-day operations is necessarily somewhat de-centralized, such that senior management is not always able to supervise directly the activities of the companies' employees. The Company historically has made serious efforts to ensure that its employees are aware of and comply with applicable laws and ethical considerations, through, for example the Company's internal control systems and its published Employee Behavior Standards. In addition, the Company has recently introduced new compliance and business transparency initiatives, including the use of outside observers where appropriate and a renewed focus on employee compliance education. Although the Company believes these systems are working well, there can be no assurance that the companies will succeed in preventing misconduct by their employees. Depending on its nature, employee misconduct could have a negative effect on the companies' results of operations or business reputation.


                RISKS RELATING TO THE AMERICAN DEPOSITORY SHARES

AS A HOLDER OF ADSS, YOU WILL HAVE FEWER RIGHTS THAN A DIRECT SHAREHOLDER HAS AND YOU WILL HAVE TO ACT THROUGH THE DEPOSITARY TO EXERCISE THOSE RIGHTS.

     The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining the Company's accounting books and records and exercising appraisal rights are available only to holders of record. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from the Company. However, in your capacity as an ADS holder, you will not be able to bring a derivative action, examine the accounting books and records of the company or exercise appraisal rights through the depositary.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

     Mitsui Bussan Kabushiki Kaisha ("Mitsui & Co., Ltd." in English) was incorporated on July 25, 1947, as Daiichi Bussan Kabushiki Kaisha, a corporation (Kabushiki Kaisha) under the Commercial Code of Japan. On February 16, 1959, the Company changed its name to its current name. The registered office is located at 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan, tel. +81-3-3285-1111.


     HISTORY

     The Company was originally listed on the Tokyo Stock Exchange in May of 1949. During the 1950s, the Company began establishing several subsidiaries and associated companies. Many of these subsidiaries and associated companies are still in existence, for example, Mitsui & Co. (Australia) Ltd. and Nihon Unisys, Ltd.

     During the 1960s, the Company began to experience rapid growth and expansion. The companies played a pivotal role in promoting the growth of certain basic industries by developing raw material sources overseas, nurturing markets for Japanese exports and introducing various new technologies. The Company established Mitsui Oil & Gas Co., Ltd. in February of 1961, Mitsui & Co. (U.S.A.), Inc. ("Mitsui USA") in April of 1966, and Mitsui Knowledge Industry Co., Ltd. in October of 1967.

     In May of 1963, the Company issued American Depository Shares which were subsequently listed on the Nasdaq National Market in February of 1971.

     In the 1970s, as the world economy weathered two oil crises, the companies began to diversify their business by entering into various new industries, such as the information industry. Also during this period, the companies suffered losses with respect to a joint venture project they entered into regarding Iranian petrochemicals. These losses were a result of the complex being damaged by military attacks, therefore causing the project to be dissolved in the year ended March 31, 1992.

     Also during the 1970s the Company purchased the equity interest in Mikuni Coca-Cola Bottling Co., Ltd., and transferred its head office to its current address.

     In the 1980s, Japan's industrial structure moved increasingly towards the production of high-value-added products. Consequently, the companies began shifting their attention towards light industries and the development of the new markets for such products. During this period, the Company merged with Bussan Fudosan K.K., one of its subsidiaries, in October 1987, and established Mitsui & Co. UK PLC. in April 1988.

     During the 1990s, the Asian economies experienced a recession. Although the previous appreciation in real estate and stock created a temporary economic boom in Japan, their eventual collapse resulted in a wide-ranging economic slowdown. These conditions necessitated the reorganization of the companies' profit structures and the development of new businesses. The Company established Mitsui & Co. Europe PLC. ("Mitsui Europe") in July 1999.


     RECENT DEVELOPMENTS

     General

     In the last few years, while income from trade intermediary services has remained the companies' largest source of revenue, revenues from investment-related activities, such as dividend income and equity earnings of associated companies, have been rapidly increasing. For the fiscal year ended March 31, 2002, revenues from dividend income increased to JPY18.2 billion from JPY10.8 billion in the year ended March 31, 2000. Similarly, equity earnings from associated companies increased from JPY1.4 billion for the year ended March 31, 2000 to JPY23.8 billion for the year ended March 31, 2002.

     The Company has increased its level of investment both in core business such as resource development including energy and metals, machinery, chemicals, and wholesaling and retailing, and in new businesses including internet broadband communications, nanotechnology and biotechnology, comprehensive service outsourcing, logistics.

     The companies have created a new management framework and system which was effective beginning on April 1, 2002. They have consolidated 17 Business Units into five Groups, with a president for each Group, given considerably greater authority, with a view to facilitating management by providing greater agility and flexibility, while strengthening corporate functions, including corporate planning and risk management to achieve an optimal balance between concentration and delegation of authority. The companies have established an internally independent risk management organization, the Corporate Risk Management Division. Its mandate is to analyze four risk factors often present in the companies' businesses, namely Credit Risk, Market Risk, Investment Risk and Country Risk, and also to periodically evaluate the Company's investment portfolio in order to advise management on how to optimize the portfolio selections.

     The companies also formed a new organizational unit at corporate headquarters, the Value Creation Hub, which centralizes the companies' capabilities in IT (Information Technology), FT (Financial Technology) and LT (Logistics Technology). The Value Creation Hub combines the eMitsui Business Division, which offers IT capabilities; the Corporate Development Division, which focuses on executing M & A and private equity investments; and the Transportation Logistics Unit, which provides expertise in logistics. The objective of this new organizational unit is to make the companies' cutting-edge know-how in IT, FT and LT readily available to the five Groups and accelerate the companies' drive to become the leading Comprehensive Business Engineering enterprise providing a full range of trade and industrial development services, thereby going beyond the traditional trading company (sogo shosha) model.

     Matters Relating to Kunashiri Bid-rigging Allegations

     Criminal Proceedings. On July 3, 2002, Japanese authorities arrested three employees of the Industrial Systems Division of the Company, based on allegations that in 2000 they had interfered in the bidding process for the construction of a power generation facility on the Russian-held island of Kunashiri. On July 24, 2002, the Tokyo District Public Prosecutor's Office indicted two of these individuals, the General Manager of the Fourth Project Department and the Manager of the Third Project Department. The Company is cooperating fully with the Japanese authorities responsible for the criminal proceedings. The Company is not a defendant and does not anticipate becoming named as a defendant under such criminal proceedings. However, given the circumstances, the Company has decided to refrain from bidding in government Official Development Assistance projects for at least three months following July 11, 2002.

     Resignations of Chairman and Senior Executives. In order to express the Company's regret over the alleged misconduct of its employees, the following individuals have announced their resignations from the Company effective September 30, 2002: Mr. Shigeji Ueshima, the Chairman and Executive Officer; Mr. Shinjiro Shimuzu, the President and Chief Executive Officer; and Mr. Jun Tashiro, an Executive Vice President. In addition, Mr. Haruhiko Yoshida, an Executive Managing Officer, resigned effective September 4, 2002. Effective October 1, 2002, the office of Chairman and Executive Officer will be assumed by Mr. Nobuo Ohashi, who is currently an Executive Vice President and the Group President of the Consumer Products and Services Group; and the office of President and Chief Executive Officer will be assumed by Mr. Shoei Utsuda, who is currently a Senior Executive Managing Officer and the Chief Strategic Officer. See "Item 6. Directors, Senior Management and Employees."

     At this time Mitsui is not able to estimate the potential adverse effects that the above developments may have on its future operating results or financial condition.


     CAPITAL EXPENDITURES

     In line with the recent development of the companies mentioned above, the companies' capital expenditures (including interests in Cemi Mineracao e Metalurgia S.A., Komatsu Australia Pty Ltd., Acca Networks Co., Ltd., Ferrotec Corporation and other companies, and short term investment in debt securities) amounted to JPY292 billion, JPY301 billion and JPY388 billion for the years ended March 31, 2002, 2001 and 2000, respectively.

     The divestitures (including interests in Mitsui Wood System Inc., F-one Limited, and short term investments in debt securities) amounted to JPY154 billion, JPY249 billion and JPY300 billion for the years ended March 31, 2002, 2001 and 2000, respectively.

     There are no significant capital expenditures or divestitures currently in progress.


BUSINESS OVERVIEW

     Nature of the companies' operations and principal activities

     The companies are engaged in the business of the worldwide trading of various commodities. In order to facilitate such trading activities, the companies are also involved in arranging financing for customers and organize industrial projects on an international basis. As the companies have diversified beyond their traditional international trading activities, their operations have expanded to include a variety of other services. For example, companies now engage in the development of financing and investing arrangements, the assistance in the procurement of raw materials and equipment, the introduction of new technologies and processes for manufacturing, and the coordination of finished goods transportation and marketing.

     The companies' core activity remains the provision of transaction services. Specifically, the companies act as an intermediary between buyers and sellers who want to import, export, or engage in offshore or domestic trading activities. For example, the companies are responsible for cultivating markets overseas for exporters and locating raw materials or product sources that meet the needs of importers. Typically, the companies are involved throughout the course of a transaction, assuming the risks accompanying the transfer of goods and collecting payments. To facilitate smooth customer transactions, the companies draw upon various capabilities which have become an integral part of their transaction services, such as market information analysis, credit supervision, financing and transportation logistics.

     A detailed description of the companies' operating segments is provided below under the heading "Products and Services and Principal Activities by Reportable Segments."

     As a regular part of their operations, the companies work to actively identify new business opportunities, assist in technology transfers, and organize joint ventures while investing their own capital and management time to promote the activities of new enterprises. In order to meet the needs of their clients, the companies act in the capacity of distributor of goods and services, transfer agent for technology, financier, investor, project organizer, market developer and resource developer. The companies also assist customers in hedging against market risks through the use of derivatives and other hedging instruments.


     Seasonality of the Companies' Business

     The business of trading individual products such as heating oils, foods and textiles is influenced by seasonality. For example, heating oil is traded more frequently in the winter than summer months. However, the seasonality of any individual product would not significantly affect the consolidated financial position and operating result of the companies either individually or in the aggregate.


     Marketing Channels

     The Company has 31 offices located in Japan and another 174 offices (including trading subsidiaries) located in other parts of the world. These offices provide market information to each other and cooperate in developing business. Each of the Company's subsidiaries has its own marketing strategy based on its particular business activities and customer relationships.

     Dependence on Patents and Licenses and Industrial, Commercial or Financial contracts

     The companies have various patents and licenses as well as industrial, commercial and financial contracts (including contracts with customers or suppliers) to carry on its business. However, no one of these patents, licenses or contracts is material to the companies' business operations or profitability.


     Competitive Position

     To maintain its competitive position, the companies have been evolving beyond the sogo shosha model, which means the companies are attempting to strengthen and take maximum advantage of their core competencies to become a full-service trading and industrial development enterprise capable of providing their customers with a full range of products and services. The Company refers to this approach as Comprehensive Business Engineering.

     To accelerate it, the companies are expanding the following synthesizing capabilities:

          1.   Cross industrial integration

               To strengthen project engineering capabilities (e.g. LNG Projects, Taiwan High-Speed Railway Project)

          2.   Vertical integration

               To realize vertical value chain (e.g. Electronics Business, Retail Business)

          3.   Functional integration

               To combine the latest IT, FT and LT on the basis of the various strengths the companies have cultivated over many years

          4.   Global integration

               To realize maximum value from the companies' global network, which the Company believes is the strongest among the Japanese sogo shosha

Products and Services and Principal Activities by Reportable Segments

     The Company organizes its operating segments based on products and services. Each segment plans the overall and worldwide strategies for its products and services and conducts its worldwide operations. These operating segments also collaborate with branches, offices and overseas trading subsidiaries located worldwide in planning and executing their strategies for products or regions.

     However, the branches, offices, and overseas trading subsidiaries are separate operating units, to which is delegated the responsibility for managing the business of the relevant regions in which they operate. These offices carry out diversified business activities together with their affiliated companies and in conjunction with the operating segments of the Company's head office in Tokyo. Consequently, the Company's operating segments consist of product-wise and region-wise operating segments.

     The Company's operating segments have been aggregated based on the nature of the products they handle and other criteria. The operating units are organized into six segments by product and four segments by region, for a total of 10 reportable operating segments.

     The Metals segment is responsible for handling iron and steel and non-ferrous metals products, while the Consumer Products segment oversees the foods, textiles, general merchandise and property and service business products. The other product operating segments include Machinery, Electronics & Information, Chemicals and Energy, The regional segments include the Americas, the Europe, the Domestic Branches and Office and the Other Overseas Areas segments.


Metals Segment

     The Metals segment is engaged in the business and operations of trading various metal products. The following are the various metal products in which the companies trade:

     -    Iron ore;
     -    Coal and coke;
     -    Steel scrap;
     -    Pig iron and semifinished products;
     -    Ferroalloys;
     - Various types of steel products, including: bars; wire rods; plates; coils; electrical sheets; coated steel sheets; pipes and tubes; specialty steels; and stainless steels;
     - Raw materials, ingots, alloys and finished products such as: copper; lead; zinc; tin; nickel; aluminum; magnesium; cobalt; titanium; zirconium; other non-ferrous metals;
     -    Precious metals;
     -    Commodity derivatives;
     -    Sashes and curtain walls;
     -    Ocean containers; and
     -    Nuclear fuels.


     Iron & Steel Products

     In response to the demands of the companies' automakers, electronics manufacturers and various other customers who have relocated their operations in the area of China and Southeast Asia, the companies' Iron & Steel Products Unit was developed to meet these customers' needs. The companies have opened local steel processing centers and created supply chain management models that employ information technology and LT know-how in order to implement distribution arrangements.

     The Iron & Steel Products Unit also strengthens strategic relationships with domestic and overseas partners, as well as engaging in iron and steel product related business investments focused on Japan, the United States, China and Southeast Asia.

     In order to capitalize on the unit's advantages as a trading company with Comprehensive Business Engineering strengths, this unit has traditionally worked together with other Segments, including the Energy; Machinery, Electronics & Information; and Consumer Products Segments. The combination of IT, FT and LT capabilities in such fields as energy, heavy electric machinery, automobiles and construction allows the companies to create new business models for steel materials distribution.


     Iron & Steel Raw Materials

     The environment for iron and steel raw materials business has been changing rapidly in recent years. For example, the old business model of providing intermediary trade services in exchange for sales commissions has been diminishing in prevalence. Consequently, establishing new business model has become the most important and urgent challenge facing this unit. As competitors are forced to reduce the scope of their activities, the companies are aiming at expanding the unit's business scope. To this end, the companies have entered into alliances with leading global resource companies, such as Companhia Vale do Rio Doce (CVRD) in Brazil in iron ore and Anglo American in coal, thus steadily expanding earnings from the segment's investments in the resource business. At the same time, with the goal of establishing new business models, the companies are planning and developing new business activities.


     Non-Ferrous Metals

     The Non-Ferrous Metals Unit encompasses various fields, including resource investment, global trading operations of various metals, semi-fabricated and finished products, and nonphysical transactions. In the natural resource investment area, the companies are promoting investments to follow such successful projects as Intalco/Eastalco (U.S.-based aluminum refineries owned jointly with Alcoa) and the Collahuasi copper mining project developed jointly with Anglo American and Falconbridge Limited. Furthermore, the companies expect to expand and strengthen the unit's existing trading activities in base metals and precious metals, while working to diversify its sources of earnings through the trading of crude oil and other oil products. These commodities have been listed on the Tokyo Commodity Exchange and in the over-the-counter energy derivatives markets. The companies intend to expand the unit's investment products business, such as fund-of-funds and private equity funds, as well through the unit's recently formed subsidiary Japan Alternative Investment Co., Ltd. This unit is expanding into new business areas and furthering its value-added application service provider (ASP) capabilities targeted at developing e-platforms for local governments.


     Machinery Segment

     The Machinery Segment is engaged in the business of organizing various plant projects and operations of trading machinery products. The following are the products and/or services included in this segment:

     - Power plants, power transmission and substation facilities, oil refineries, LNG manufacturing facilities, pipelines, iron, non-ferrous metals and chemical plants, water and sewer facilities, and other infrastructure;
     -    Waste processing and recycling facilities;
     -    Communications and transportation systems;
     - Construction and mining equipment and other industrial machinery and systems;

     -    Automobiles;
     - Ships, including tankers, LPG and LNG carriers, and FPSO (Floating Production Storage and Offloading) units; and
     - Aircraft, helicopters, defense systems and spatial information systems.

     In April 2001, the Electric Machinery Business Unit and the Plant & Project Business Unit were consolidated in order to take advantage of various synergies. A new unit, the Paiton Project Division, was established under a single leadership to work on normalizing the troubled Indonesian electric power project. This unit was responsible for entering into a binding term sheet with its Indonesian counterpart in December 2001 which laid the way for making this project viable once again.

     The segment engages in various "megaprojects," such as those with Petrobras in Brazil, the Taiwan High-Speed Train Project, and the Electrified Double Track Project in Malaysia which demonstrate its project engineering and comprehensive service capabilities. Some of these projects have already begun to contribute to the segments' fiscal results. The Electric Machinery, Plant & Project Business Unit and the Communications, Transportation & Industrial Project Business Unit both recorded a promising level of new orders in fiscal 2002.

     With respect to motor vehicles, this segment is currently focusing on further expanding the scope of its business both geographically and vertically. For example, the companies' expansion into logistics, retail financing, and retailing were all regarded as new strategic areas. In the marine business, this segment added seven liquefied natural gas carriers to its assets in fiscal year 2002. Also, the segment continues to expand its sales activities of ocean energy development equipment. In aerospace, the core businesses--leasing aircraft to airlines on a global basis and marketing Airbus aircraft in Japan--remain steady.


Electronics & Information Segment

     The Electronics & Information Segment is engaged in the business and operations of trading various electronic products. The following products and/or services are included in this segment:

     -    Providing IT solutions; and
     -    Electronic devices.

     Additional resources have been allocated to strategically selected business domains, such as network and systems integration. This segment aims at securing the top position in each of its selected business areas. Associated companies are the levers for sustaining the segment's growth. For example, QVC Japan, Inc., a joint venture with the world's largest TV home shopping enterprise, made a successful launch in April 2001 and has continued to show strong growth.

     In the Electronics Business Unit, the companies have entered into Contract Manufacturing Services (CMS) and Electronics Manufacturing Services (EMS) through partnerships with Ferrotec Corporation and Lite On Electronics, Inc., respectively. Furthermore, the companies established Mitsui Electronics & Information (Shanghai) Co., Ltd., in February 2002 as their business base in China to maximize their opportunities in this fast-growing market.


Chemicals Segment

     The Chemicals Segment is engaged in the business and operations of trading in various chemical products. The following products and/or services are included in this segment:

     -    Organic chemicals;
     -    Inorganic chemicals;
     -    Plastic resins;
     -    Plastic products;
     -    Petrochemicals; and
     -    Fine Chemicals, Phosphorous or Potassium, Chemical fertilizers and
          Salt.

     In the synthetic resins markets, this segment worked to consolidate and increase the capabilities of its sales companies and strengthen its alliances. In petrochemicals markets, this segment expanded its exports of phenol and acetone from Mitsui Phenol Singapore Pte. Ltd. to be distributed in China and other Asian markets. This segment has also worked to strengthen the performance of a subsidiary, Novus International, Inc., by expanding its materials production capacity for Alimet(R) feed supplement. These activities served to maintain its position among the leaders of the worldwide market.

     The companies have increased the number of employees seconded to this segment and in particular in high-growth markets such as China and Southeast Asia. The companies are attempting to increase exports of synthetic resins and petrochemicals to China, where the demand for these products is rapidly growing and to create new Supply Chain Management, or SCM, -based business centered on engineering plastics and electronic materials in the region.

     This segment has cooperated with the Singaporean government in biotechnology to establish a joint venture known as Agenica Research Pte Ltd. The joint venture has made significant progress in the development of a database of cancer-causing genes and plans to continue its development in this area. Also, the companies have established two new companies in the area of nanotechnology, Bio Nanotec Research Institute Inc. and Carbon Nanotech Research Institute Inc.


Energy Segment

     The Energy Segment is engaged in the business and operations of trading various energy related products. The following products and/or services are included in this segment: crude oil and petroleum products, including gasoline, naphtha, jet fuel, kerosene, diesel oil, heavy oil and asphalt, petroleum coke, lubricants and liquefied petroleum gas, liquefied natural gas.

     This segment is engaged in numerous liquefied natural gas and other long-term projects requiring the development and implementation of medium- to long-term business plans that focus on the next 10 to 15 years. At the same time, however, this segment is pursuing short-term earnings from such activities as international petroleum trading and the distribution of oil and gas in the domestic trading market.

     The principal strategic issue facing this segment is the optimization of its business portfolio, which includes both the trading and distribution of energy products as well as energy resource development projects. In an ongoing three-year plan covering the period through March 31, 2004, the strategic focus of this segment is on maintaining a stable earnings structure that balances energy trading and distribution with project investments.

     The companies have targeted the expansion of their high-quality energy resource assets from a consolidated perspective as one of their most important strategies. Identifying and implementing projects in this area are, therefore, two of the segment's most important missions. Important developments during the fiscal year under review included the acquisition of shares in Novus Petroleum Limited and United Petroleum Development Co., Ltd., as well as the exploration rights to the Oman onshore oil fields of Block 9.

     This segment began construction work on the fourth liquefied natural gas train at the Northwest Shelf project in Australia and on expanding the liquefied natural gas production facilities at a project it is supervising in Qatar. The latter project is aimed at debottlenecking supplies from those facilities.

     By working across business divisions within the Company to access the capabilities of other Segments, such as those responsible for industrial plants, shipping and pipelines, as well as increasing its vertical presence into other areas, this segment has sought to improve its productivity. Also, in the Sakhalin II LNG project, which is now under development, this segment has been working to draw on its comprehensive capabilities to participate vertically along the value chain and horizontally across its Operating Segments.

     This segment is focusing on maximizing the value added of its domestic petroleum business by refining the equity crude oil it obtains through the upstream purchasing rights and sells through the units and subsidiaries and associated companies responsible for trading to Kyokuto Petroleum Industries, Ltd., a refining company jointly owned with ExxonMobil. The refined products are sold in the retail market through Mitsui Oil & Gas Co., Ltd.

     The segment is exploring the business potential of various emerging new businesses in the energy field, including power retailing, environment-related businesses, gas to liquids (GTL) and di-methyl ether (DME). Activities include taking early initiatives in these new businesses, following various governments' policy formulation processes and examining potential profitability to determine the appropriateness and proper timing for entering these businesses.


Consumer Products Segment

     The Consumer Products Segment is engaged in the business and operations of trading various consumer related products. The following products and/or services are included in this segment:

     - Wheat, rice, soybeans, canola, corn, milo, alcohol, molasses, animal and vegetable oils;
     -    Wheat flour, feed, sugar, starch;
     - Processed foods, fresh and frozen vegetables and fruits, marine products, meat;
     -    Tea, coffee, beverages, condiments, cocoa, dairy products; and
     -    Investment into and operation in food service industry.

     -    Textile raw materials and fabrics including,
     -    Synthetic fibers;
     -    Apparel; and
     -    Interior and industrial goods.

     - Building materials, including logs, lumber, plywood, woodworking products, housing equipment, cement and various construction materials;
     -    Wood chips;
     -    Pulp and paper;
     -    Rubber;
     -    Tires;
     -    Light industrial machinery and supplies;
     -    Sporting and leisure goods;
     -    Medical equipment;
     -    OA equipment; and
     -    Household and consumer goods.

     -    Real estate development, including
     -    Construction;
     -    Civil engineering; and
     -    Service management of catering services; building maintenance, etc.

     There are numerous trends in the industrial areas that are linked directly with consumers. These include the movements toward globalization, the rationalization of distribution, the growing importance and use of information technology, the growing diversity of customers' needs including an accompanying expansion in the areas where customer satisfaction is of increasing importance and the speed in which changes in factors comprising the market and in the business environment occur.

     The Retail Unit has made a steady expansion in its relationship with Seven-Eleven Japan Co., Ltd., through its integration of manufacturing, sales and distribution activities. Likewise, the companies' overall operating relationship with Seven-Eleven Japan's parent company, Ito-Yokado Co., Ltd. has been expanding. The Retail Unit occupies a key position in the distribution management and packaging materials operations of Seven-Eleven Japan and the Ito-Yokado Group. The companies' performance is expected to grow along with the further development of the Ito-Yokado Group.

     Similarly, in the Foods Unit, this segment has increased its ownership interest in Sanyu Koami Co., Ltd., a core food product distributor, and made investments in Shin Mitsui Sugar Co., Ltd., and Honen Ajinomoto Oil Mills, Inc. Among environment-related projects, they are cooperating fully with Toyota Motor Corporation in developing animal feed from Satsuma sweet potatoes and biodegradable plastics.

     In the Textile & Fashion Unit, the companies have been successful in developing new transaction flows through close collaboration with leading customers. In addition, stable growth in existing transactions continue to make a significant contribution to the companies' performance.

     Within General Merchandise & Property Development Unit, the companies have spun off its building materials operations into a joint venture established with Sumitomo Kenzai Co., Ltd. and Sumisho & Mitsuibussan Kenzai Co., Ltd. As a result of this joint venture, this operation has become the largest building materials trading company in the domestic industry.

     In addition, this segment has aggressively reorganized and consolidated its subsidiaries and associated companies in the sporting and automobile goods sectors to enhance the efficiency and soundness of its operations.


Domestic Branches and Offices Segment

     Two major offices, which are located in Osaka and Nagoya, contribute the majority of the profit to this segment. These offices are primarily engaged in the products and/or services similar to the head office's.


Americas Segment

     As previously discussed, the companies' regional segments encompass many types of products and services. Within the geographical area of the Americas, Mitsui USA, one of the Company's overseas trading subsidiaries, is authorized to manage the business of the region as the center of the regional strategy. Mitsui USA also carries out many diversified business activities together with its affiliated companies in collaboration with the operating segments of the head office.

     Mitsui USA is the largest trading subsidiary of the Company in terms of net income, and is making every effort to pursue its mandate of maximizing its corporate value and leading the Company's entry in the U.S. market. In order to achieve this mission, Mitsui USA sets the following management objectives and implementation plans:


     (1)  Continue efforts to strengthen the earning power of core businesses.

               Mitsui USA seeks to provide further value-added services to its dimensional business opportunities by utilizing its logistics expertise, including SCM and information technology capabilities.

               Also, the company has targeted the expansion of its customer base by leveraging its capabilities to provide business solutions.

               The company will explore new strategic investment opportunities to improve the performances of existing subsidiaries.

     (2) Expand the business horizon to seek new opportunities as the U.S. economy recovers.

               Mitsui USA intends to vigorously pursue opportunities to incubate future core businesses of the company. Also, the company will develop new business models to satisfy various needs of its customers.

     (3)  Promote further implementation of Business Process Reengineering
          (BPR).

               Mitsui USA launched an industry-wise Business Division system in January 2001 in order to improve its earning power. This system has enabled the company to prioritize the allocation of its resources on focused areas.

               Further, in November 2001, Mitsui USA introduced an ERP system, SAP R/3, which provides a real-time database for prompt management decisions. Also, a Shared Service Center has been established to assure efficiency in business processes, including documentation, payment and account control.

               Company-wide BPR is being vigorously practiced to revamp the flow of all business operations.

     (4)  Continue legal compliance as a top priority of the company.


     Review of Recent Activities

     The U.S. economy began slowing down in late 2000 and by early 2001, entered a recession. Inevitably, this downturn has resulted in numerous corporations filing for bankruptcy, poor business models being exposed as nonviable, and corporate credibility being called into question.

     For Mitsui USA, 2001 was a challenging, yet successful year. Even in these difficult times, the company saw opportunities to further differentiate itself. Mitsui USA concentrated on exerting its optimum strength of Comprehensive Business Engineering with the following specific business plans:

     (1) Increasing earning power of core businesses through improved process efficiency and customer satisfaction by utilizing its logistics expertise, including SCM and IT capabilities.

               Mitsui USA and its subsidiary Mi-Tech Corporation, a 50-50 joint venture steel service center with Steel Technologies Inc., established in 2002 Mi-Tech Steel Mississippi LLC, a steel coil service center, to provide logistics services for a new assembly plant of Nissan North America, Inc., in Canton, Mississippi.

     (2) Strengthen strategic alliances with major business customers and clients to enrich its multidimensional business relationship.

               Major achievements include an investment in the United Auto Group Inc., the largest U.S. car dealer, to expand its capabilities in the automobile sales field. Also, a new operating lease contract for a crude oil tanker for Chevron Transport Corporation was concluded.

     (3) Improve the performance of major subsidiaries by bolstering profit makers.

               Major subsidiaries, such as Westport Petroleum Inc., Portac Inc., Wilsey Foods Inc. and Channel Terminal Corporation, made significant contributions to the consolidated earnings of Mitsui USA.

     (4)  Seek opportunities in new business areas through M&A and investments.

               In February 2001, Mitsui USA, together with the Company, established Mitsui & Co. Venture Partners, Inc., focusing on the private equity field. In April 2001, Mitsui USA completed the acquisition of Thermo Trilogy, a biopharmaceutical manufacturer, jointly with the Company to form Certis USA LLC. In October 2001, Mitsui USA invested in Axis Specialty Limited for reinsurance underwriting business.

     (5)  Enhance efficiency by minimizing operation costs through BPR.

               With SAP R/3 successfully installed, the company's business infrastructure has been remarkably streamlined to support speedy and timely management decisions. In spring 2002, the company's Shared Service Center was moved to Nashville, Tennessee, from the New York Office. This move will contribute greatly to managerial and administrative efficiency through further enhancing company-wide standardization of business procedures.


Europe Segment

     Mitsui Europe, one of the Company's overseas trading subsidiaries, is authorized to manage the business of the region as the center of the regional strategy. Also, this segment is responsible for carrying out diversified business activities together with its affiliated companies in collaboration with the operating segments of the head office.

     Mitsui Europe is aggressively developing its management systems and services to anticipate any future needs. Its principal initiatives include the promotion of management from a borderless, regionwide perspective through the early introduction of euro cash accounting; the establishment of a centralized administrative system for operations within the region through the introduction of an ERP-based system (SAP); the introduction of new business strategy tools linked to ERP; and the creation of new business opportunities through LIF-T (the fusing of technologies in the fields of logistics, information and finance).

     Mitsui Europe is responding to the expectations of Japanese corporations that are entering the European market as the EU considers expanding and global corporations view Central Europe, Eastern Europe and the Balkans as important production bases for Western Europe. To this end, Mitsui Europe is aggressively looking to develop business in growth fields in these areas through dispatching special staff teams from Japan to Central and Eastern Europe.

     As a consequence of the establishment of Mitsui & Co. Southern Africa (Pty) Ltd., Mitsui Europe has moved forward with the creation of a larger network to service southern Africa efficiently.

     Mitsui Europe has developed new commodity strategies to respond to the emerging matrix structure of European industry overall. The operations of Mitsui Europe have been divided into 14 commodity units, and a commodity leader has been assigned to each. While working closely with Mitsui Europe's subsidiaries in European nations, commodity strategies to cover the entire European region have been developed based on the commodity strategies of the Company's head office. This approach will result in the establishment of a new matrix management system with strategies by region as the horizontal axis and the commodity strategies for Europe that are provided by the commodity leaders as the vertical, cross-regional items.

     With its management base as its foundation, Mitsui Europe has been working to show its unique marketing strengths throughout Europe and selected African regions. While drawing on the Comprehensive Business Engineering capabilities of the Company as a whole, Mitsui Europe anticipates expanding its alliances with European companies in order to build stronger alliances with Japanese companies. In addition, in view of various changes expected in the operating environment, such as the introduction of European accounting standards within the next two to three years and the development of a unified European tax system, Mitsui Europe plans to take up the challenges of responding flexibly and dynamically to the growing diversity of business opportunities.

     Initiatives to further this development include the following:


     (1)  Establishment of a pilot plant for solvents and functional plastics.

               Mitsui Europe will move toward the full-scale development of these business operations in fiscal 2003.

     (2) Strengthening of alliances with Japanese companies operating in Europe.

               Mitsui Europe has substantially reinforced its alliances with corporate groups in Europe, including Komatsu, Kuraray, Kaneka, Bridgestone, Yamaha, Matsushita and Toyota. In the cases of the Komatsu, Kuraray and Matsushita groups in particular, Mitsui Europe has forged ties along the value chain through the development of SCM arrangements spanning from the procurement of raw materials through production, acceptance of orders and sales.

     (3)  Further development of activities in Poland.

               Mitsui Europe has built an industrial park in Poland and is engaged in full-scale activities to attract manufacturers to set up operations in this area.

     (4)  Affiliations with Oxbridge.

               Mitsui has concluded alliances with Oxford University and Cambridge University while moving forward to promote exports of Japanese companies to Europe, principally in the areas of biotechnology and nanotechnology.

     (5)  Investment in BRUNO MAGLI.

               Mitsui Europe has made an investment in Italian high-fashion brand BRUNO MAGLI and formed a new company in connection with these activities. Mitsui Europe is now preparing a business plan for this company and will act as strategic partner for exports and the distribution of BRUNO MAGLI brand products in Japan. As the next stage in this relationship, Mitsui Europe is looking to assist BRUNO MAGLI in the global development of its activities as a new business activity.


     (6)  Investment in a plastics company in the Czech Republic.

               Mitsui Europe has invested in Daiho (Czech) s.r.o., a manufacturing and sales company for plastics parts, which supplies molded plastic parts for Panasonic TV sets. This investment provides Mitsui Europe with a revenue base from household appliances and a source of distribution income in central Europe and Eastern Europe.


Other Overseas Areas Segment

     This segment includes all trading subsidiaries and liaison offices, excluding the Americas and Europe segments. The trading subsidiaries in this segment are basically engaged in the same products and/or services as the companies' head office. The main source of this segment's revenue is from the Asian and Oceanian countries.


Principal Markets

     The companies are involved in the worldwide trading of various commodities. The following table provides a breakdown of the companies' total trading transactions and revenue by commodity type for the years ended March 31, 2002, 2001 and 2000.

                                                                                   YEARS ENDED MARCH 31,
                                                                     -------------------------------------------------
                                                                          2002             2001              2000
                                                                     -------------     -------------     -------------
                                                                                   (IN MILLIONS OF YEN)
Total Trading Transactions .......................................   JPY12,654,472     JPY13,048,219     JPY13,200,716
                                                                     =============     =============     =============
Distribution by Commodity:
  Iron and Steel .................................................              12%               12%               11%
  Non-Ferrous Metals .............................................               7                 8                15
  Machinery ......................................................              18                16                17
  Electronics & Information ......................................               4                 3                 3
  Chemicals ......................................................              15                16                14
  Energy .........................................................              22                24                19
  Foods ..........................................................              12                11                 9
  Textiles .......................................................               3                 3                 3
  General Merchandise ............................................               5                 5                 6
  Property and Service Business ..................................               2                 2                 3
                                                                     -------------     -------------     -------------
                                                                               100%              100%              100%
                                                                     =============     =============     =============

Revenue--Gross Trading Profit ....................................   JPY   554,120     JPY   572,137     JPY   537,867
                                                                     =============     =============     =============
Distribution by Commodity:
  Iron and Steel .................................................              14%               12%               12%
  Non-Ferrous Metals .............................................               4                 5                 5

                                                                                   YEARS ENDED MARCH 31,
                                                                     -------------------------------------------------
                                                                          2002             2001              2000
                                                                     -------------     -------------     -------------
                                                                                   (IN MILLIONS OF YEN)
  Machinery ......................................................              16                16                16
  Electronics & Information ......................................              10                 8                 8
  Chemicals ......................................................              16                17                17
  Energy .........................................................              10                12                 9
  Foods ..........................................................              12                11                11
  Textiles .......................................................               4                 4                 5
  General Merchandise ............................................               6                 7                 8
  Property and Service Business ..................................               8                 8                 9
                                                                     -------------     -------------     -------------
                                                                               100%              100%              100%
                                                                     =============     =============     =============

     The following table sets forth the companies' consolidated total trading transactions in each of the companies' major markets for the years ended March 31, 2002, 2001 and 2000.(a),(b) and (c)

                                                                                YEARS ENDED MARCH 31,
                                                                    -----------------------------------------------
                                                                        2002             2001              2000
                                                                    -------------    -------------    -------------
                                                                                 (IN MILLIONS OF YEN)
Japan ............................................................  JPY 7,408,009    JPY 7,741,192    JPY 7,114,890
United States ....................................................        971,673        1,153,663        1,128,303
United Kingdom ...................................................        480,874          758,653        1,188,071
All Other ........................................................      3,793,916        3,394,711        3,769,452
                                                                    -------------    -------------    -------------
Consolidated Total ...............................................  JPY12,654,472    JPY13,048,219    JPY13,200,716
                                                                    =============    =============    =============

(a) Total trading transactions are attributed to countries based on the location of customers.

(b) The companies provide the breakdown of total trading transactions, and do not provide revenue--gross trading profit by geographic market, as certain costs are not attributed to geographic markets based on the location of customers.

(c) For additional geographic segment information for the years ended March 31, 2002, 2001 and 2000, see "Item 5. Operating and Financial Review and Prospects--Operating Results."


Government Regulations

     The companies' business activities are subject to various governmental regulations in the countries in which they operate. These regulations generally relate to obtaining business/investment approvals, and meeting the requirement of export regulations including those related to national security considerations, tariffs, antitrust, consumer and business taxation, exchange controls, and environmental laws and regulations.

ORGANIZATIONAL STRUCTURE

     The table below sets forth the Company's significant subsidiaries, including for each such subsidiary the name, country of incorporation or residence, the proportion of ownership interest (direct or indirect) and, if different, proportion of voting power held by the Company as of March 31, 2002.

                                                                              OWNERSHIP
          COMPANY                   PRINCIPAL BUSINESS           COUNTRY      INTEREST
          -------                   ------------------           -------      ---------
Japan:

Mitsui Bussan Raw Materials   Production, distribution, and       Japan        100.000
 Development Corp.            sale of ferrous and
                              non-ferrous scrap; marketing
                              of ferroalloys

Mitsui Bussan Futures Ltd.    Futures transactions on the         Japan        100.000
                              Tokyo Commodity Exchange and
                              the Tokyo Grain Exchange

Mitsui Bussan Coil Center     Sale and processing of flat         Japan         64.079
 Co., Ltd.                    rolled steel products

Mitsui Bussan Construction    Sale of construction materials      Japan        100.000
 Materials Co., Ltd.          and semi-assembled steel
                              products; subcontracting,
                              design and installation

Adam Net Ltd.                 Sale of communications              Japan         92.346
                              equipment and systems                            (92.300)

Toyo Officemation Inc.        Sale of computer peripherals        Japan         58.544
                              and other office equipment                       (58.458)

BSI Co., Ltd.                 Systems integration and             Japan        100.000
                              packaged software business

Mitsui & Associates           Agency for common carrier,          Japan        100.000
 Telepark Corp. (Formerly,    pager, PHS, mobile, and
 Mitsui Electronics           long-distance telephone
 Telecommunication            products and services
 Services Co., Ltd.)

Bussan Microelectronics       Sale and marketing of               Japan        100.000
 Corp.                        semiconductor devices and
                              other electric components

Mitsui Bussan Plant &         Export and import of chemical       Japan        100.000
 Project Corp.                plants and heavy machinery
                              equipment

Mitsui Bussan Machinery       Sale of machine tools as well       Japan        100.000
 Co., Ltd.                    as construction and industrial
                              machinery

                                                                              OWNERSHIP
          COMPANY                   PRINCIPAL BUSINESS           COUNTRY      INTEREST
          -------                   ------------------           -------      ---------
Orient Marine Co., Ltd.       Intermediary for ship               Japan        100.000
                              management, ship operations
                              and ships

Mitsui Bussan Automotive      Export, import and sale of          Japan        100.000
 Inc.                         automobiles, auto parts and
                              equipment

Mitsui Bussan Aerospace       Sale of helicopters as well as      Japan        100.000
 Co., Ltd.                    related component mounting
                              equipment and ground support
                              equipment

Daito Chemical Industries,    Manufacture and sale of             Japan         70.000
 Ltd.                         inorganic chlorides

Mitsui Oil & Gas Co., Ltd.    Import and sale of oil and LPG      Japan         89.930

Mitsui Bussan Solvent &       Domestic and overseas trade in      Japan        100.000
 Coating Co., Ltd.            solvents, coating materials,
                              inks, and adhesives as well as
                              the provision of coating work

Sanyu Koami Co., Ltd.         Wholesale of food                   Japan         87.044

Mitsui Bussan House-Techno.   Single-unit housing and large       Japan        100.000
 Inc.                         wooden home businesses

Bussan Real Estate            Sale, leasing, management and       Japan        100.000
 Development Co., Ltd.        construction of buildings

Mitsui Bussan Inter-Fashion   Processing orders for textile       Japan        100.000
 Ltd.                         products

Chita Futo Kaisha L.T.D.      Warehousing                         Japan         83.333

Konan futo Co., Ltd.          Warehousing and transportation      Japan         47.421
                                                                               (46.000)

Bussan Credit Co., Ltd.       Financial business                  Japan        100.000

Mitsui Knowledge Industry     Development and sales of            Japan         67.572
 Co., Ltd.                    systems                                          (67.372)

Super Net Solutions Corp.     Provide online credit               Japan         68.852
                              management, credit insurance,                    (67.000)
                              payment and settlement, and
                              financing services

                                                                                OWNERSHIP
          COMPANY                     PRINCIPAL BUSINESS           COUNTRY      INTEREST
          -------                     ------------------          ---------     ---------
Asia & Oceania outside
 Japan:

Mitsui & Co. (Hong Kong) Ltd.   Trade                               China,        100.000
                                                                  Hong Kong

Alta Moda International Ltd.    Trade                               China,        100.000
                                                                  Hong Kong

Mitsui & Co. (Thailand) Ltd.    Trade                              Thailand       100.000

Mitsui & Co. (Australia) Ltd.   Trade                             Australia       100.000

Mitsui Iron Ore Development     Mining and sale of iron ore       Australia       100.000
 Pty., Ltd.

Americas:

Mitalco Inc.                    Manufacture and sale of             U.S.A.        100.000
                                aluminum ingots

Novus International, Inc.       Production and sale of              U.S.A.         65.000
                                Alimet(R) feed additive

Bioproducts Inc.                Manufacture and sale of feed        U.S.A.        100.000
                                additives

Wilsey Foods Inc.               Investment in Ventura LLC           U.S.A.         90.000

Mitsui Tubular Products, Inc.   Sale of steel pipes                 U.S.A.        100.000

Westport Petroleum Inc.         Export and import of                U.S.A.        100.000
                                petroleum products

Mitsui & Co. (U.S.A.), Inc.     Trade                               U.S.A.        100.000

Channel Terminal Corp.          Chemical tank operation             U.S.A.        100.000

Portac Inc.                     Lumber business                     U.S.A.        100.000

Mitsui & Co. (Canada) Ltd.      Trade                               Canada        100.000

Mitsui Brasileira               Trade                               Brazil        100.000
 Importacao e Exportacao S.A.

Mitsui Chile Ltda.              Trade                               Chile         100.000

Europe:

Mitsui & Co. UK PLC             Trade                               U.K.          100.000

                                                                      OWNERSHIP
       COMPANY                 PRINCIPAL BUSINESS          COUNTRY    INTEREST
       -------                 ------------------         ---------   ---------
Mitsui & Co. Europe PLC     Management of business in        U.K.       100.000
                            Europe and Africa

Arcadia Petroleum Ltd.      Trade in crude oil and           U.K.       100.000
                            petroleum products

Yamaha Motor (UK) Ltd.      Import and sale of Yamaha        U.K.        75.000
                            products and components

Mitsui & Co. Deutschland    Trade                          Germany      100.000
 GmbH

PROPERTY, PLANTS AND EQUIPMENT

     The following table sets forth a list of the principal property, plants and equipment of the companies as of March 31, 2002:

                                               APPROXIMATE          PRINCIPAL ACTIVITIES
             NAME AND LOCATION                 FLOOR SPACE         PRODUCTS MANUFACTURED
             -----------------                -------------        ---------------------
                                              (SQUARE FEET)
In Japan:

Nagoya Oil Terminal/Nagoya                       355,826         Oil Terminal

Nagoya Kozai Center/Nagoya                       493,465         Warehouse leased to others

Office Building/Tokyo (Corporate               1,163,685         Office use
 Headquarters)

Company House & Dormitory/Chiba                  165,561         Employees' residential
                                                                 facility

Human Resource Development Center/Shizuoka       168,489         Training facility

Land/Nagano                                    1,858,512         Valve producing factory

LPG Import Terminal/Hokkaido                   1,911,751         LPG import terminal

Wakamatsu Building, Shinsuna Building/Tokyo      191,330         Office use

Omiya Sogo Butsuryu Center/Saitama               550,654         Distribution center

Warehousing and wharf organizing                 290,111         Warehousing and wharf
 facility/Aichi                                                   organizing facility

Overseas:

Office Building/London, United Kingdom           103,571         Office use

Mining Equipment/Australia                       645,840         Coal

Office Space/NY, U.S.A.                          183,386         Office space leased from
                                                                 others

Aluminum Smelting Plant/MD, WA, U.S.A.           465,108         Aluminum

Ammonia Manufacturing Facility/BC, Canada        580,219         Ammonia

Ammonia Manufacturing Facility/Indonesia         579,397         Ammonia

Methionine Production Facility/TX, U.S.A.        636,843         Methionine

Offshore Oil Drilling Platform/Australia          82,516         Crude oil

     A portion of the land, buildings and equipment owned by the companies is subject to mortgages or other liens. As of March 31, 2002, the aggregate amount of such mortgages or other liens was JPY30,333 million. The companies know of no material defect in their title to any of their properties nor of any material adverse claim with respect to them, either pending or contemplated.

     The companies consider their office and other facilities to be well maintained and believe that their plant capacity is adequate for their current requirements. The companies have no current material plans to construct, expand or improve facilities.

     The companies do not believe there are any material environmental issues that would affect the companies' utilization of their assets.


OIL AND GAS PRODUCING ACTIVITIES

     Information on the companies' oil and gas producing activities is shown in the "Supplemental Information on Oil and Gas Producing Activities" included elsewhere in this annual report.


ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

     You should read the following discussion in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this annual report, and in conjunction with the financial information under "Item 3. Key Information - Selected Financial Data." The report of the independent auditors that accompanies the Company's consolidated financial statements is dated May 14, 2002 (except for Note 17 to consolidated financial statements, as to which the date is June 27, 2002), and events subsequent to that date are unaudited.


SUMMARY OF OPERATING PERFORMANCE DURING THE YEAR ENDED MARCH 31, 2002 ("FISCAL 2002")

Macroeconomic conditions and summary of operating performance

     The main factors affecting the companies' performance during the year under review included a decline in IT-related demand and a downturn in the U.S. economy. In September 2001, an already weakened global economy encountered a devastating blow by terrorists' attacks in the United States and subsequently slipped further into recession, with increasingly depressed global trade, investment and finance. However, at the beginning of 2002, the U.S. economy had shown stronger-than-expected signs of recovery due to progress of IT-related inventory adjustments and recurring IT demand. As a result of these and other developments, conditions in the global economy began to brighten. Therefore, the economic environment overall during the year under review was characterized by significant volatility and change.

     Japan experienced severe recessionary conditions as negative growth continued and prices declined further, which resulted from weak final demand. The decline in exports triggered inventory adjustments and a reduction in output. Private capital investment was stagnant because of a drop in industrial capacity utilization and a decline in profitability. Personal consumption remained weak due to a decrease in employment, lower incomes and concerns among the households about the future.

     Private residential investment was also generally sluggish, with the exception of large condominium developments in the Tokyo metropolitan area. To deal with these stagnant economic conditions, the Bank of Japan strengthened its policy of quantitative monetary expansion, while the government implemented two supplementary budgets and pursued a package to combat deflation. This included swift disposal of non-performing loans in the financial sector, stabilization of the financial system, and strengthened regulation of the short-selling of equities. After the beginning of 2002, industrial production began to bottom out thanks to the positive impact of government policies, progress in inventory adjustments, and an increase in exports brought on by the global economic recovery and the depreciation of the yen. Stock prices also began to bottom out, and other signs of a bottoming out in the economy emerged gradually. The outlook in the corporate sector also showed signs of improvement.

     Amid this operating environment, revenue--gross trading profit declined slightly, but improvements were apparent in selling, general and administrative expenses, the provision for doubtful receivables, dividend income received from investments in natural resources and energy projects, and equity in earnings of associated companies. As a result, net income climbed to JPY55.4 billion, exceeding the level for the previous fiscal year and setting a record for the second consecutive year, despite a loss on the write-down of securities and an impairment loss of long-lived assets, due to a fall in stock and land values, mainly in Japan. By operating segment, improvements were recorded by the Consumer Products Segment, which divested certain subsidiaries with lower profitability in the previous fiscal year, while the performance of the Chemicals Segment weakened because of a deterioration in market conditions. Raw materials and energy-related operations also recorded continued strong performances and acted as a driving force for the companies' results during the year ended March 2002. Especially solid were performances by energy-related subsidiaries and associated companies overseas, mainly due to stable oil prices (even though they were rather lower than in fiscal 2001) and a weakening yen.


Changes of subsidiaries' fiscal year-ends to March 31

     During fiscal 2002, 231 of the Company's subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, to increase the timeliness and clarity of the companies' consolidated financial position and results of operations.

     The earnings or losses of the subsidiaries for the stub period (i.e., fiscal periods that exceeded 12 months, such as the 3-month period from January to March 2002 for the subsidiaries that changed their year-ends from December 31 to March 31) were directly credited or charged to unappropriated retained earnings in order to maintain the comparability of periodic earnings. The other comprehensive income (loss) and cash flows of the subsidiaries for the stub period are separately presented in the Statements of Consolidated Shareholders' Equity and the Statements of Consolidated Cash Flows, respectively.

     The aggregate net earnings or losses of subsidiaries for the stub period amounted to a loss of JPY2.6 billion, which was directly charged to shareholders' equity, for the purpose of maintaining comparability with the companies' periodic earnings.

     Main subsidiaries that accounted for the loss in the stub periods were Global Octanes Holding Inc. and Global Octanes Investment Inc., which experienced trouble at certain plants; Mitalco Inc., which was forced to stop production due to an electricity price increase; and subsidiaries that experienced losses due to the seasonality of their businesses, such as Sanyu Koami Co., Ltd.

     Other comprehensive income generated during the stub periods by those subsidiaries that changed their fiscal year-ends amounted to a profit of JPY1.6 billion. Other comprehensive income during the stub period was mainly generated from foreign currency translation adjustments and net unrealized gains on derivatives, mainly foreign exchange forward contracts, reflecting yen depreciation for the period.

TOTAL TRADING TRANSACTIONS

     The following table shows the companies' total trading transactions for the periods indicated. Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions is a non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of the companies' operating performance, liquidity or cash flows generated by operating, investing or financing activities.


Total trading transactions by type of commodity and trade

                            ----------------------------------------------------
                                           YEAR ENDED MARCH 31,
                            ----------------------------------------------------
                                          (IN BILLIONS OF YEN)
                              2002      (%)      2001     (%)      2000     (%)
                            ---------   ----   ---------  ----   ---------  ----
Iron and steel...........   JPY 1,537    (12)  JPY 1,520   (12)  JPY 1,449   (11)
Non-ferrous metals.......         953     (7)      1,050    (8)      1,989   (15)
Machinery................       2,337    (18)      2,089   (16)      2,233   (17)
Electronics &
 information.............         450     (4)        388    (3)        377    (3)
Chemicals................       1,916    (15)      2,083   (16)      1,862   (14)
Energy...................       2,778    (22)      3,183   (24)      2,467   (19)
Foods....................       1,463    (12)      1,356   (11)      1,243    (9)
Textile..................         368     (3)        387    (3)        399    (3)
General merchandise......         623     (5)        691    (5)        739    (6)
Property and service
 business................         229     (2)        301    (2)        443    (3)
                            ---------   ----   ---------  ----   ---------  ----
Total trading
 transactions............   JPY12,654   (100)  JPY13,048  (100)  JPY13,201  (100)
                            =========   ====   =========  ====   =========  ====
                            -----------------------------------------------------------------
                                       ANALYSIS OF 2002 TOTAL TRADING TRANSACTIONS
                            -----------------------------------------------------------------
                                                   (IN BILLIONS OF YEN)
                             EXPORT    (%)    IMPORT    (%)   OFFSHORE   (%)   DOMESTIC   (%)
                            --------  ----   --------  ----   --------  ----   --------  ----
Iron and steel...........   JPY  310   (15)  JPY  268   (11)  JPY  229    (7)  JPY  730   (15)
Non-ferrous metals.......         32    (2)       314   (12)       374   (12)       233    (5)
Machinery................      1,234   (58)       133    (5)       412   (13)       558   (12)
Electronics &
 information.............         83    (4)        31    (1)        16    (1)       320    (7)
Chemicals................        348   (16)       112    (4)       580   (19)       876   (18)
Energy...................          4    (0)     1,058   (41)     1,262   (41)       454    (9)
Foods....................          6    (0)       307   (12)       110    (4)     1,040   (21)
Textile..................         29    (1)        91    (4)        27    (1)       221    (5)
General merchandise......         71    (3)       252   (10)        43    (1)       257    (5)
Property and service
 business................         29    (1)         4    (0)        47    (1)       149    (3)
                            --------  ----   --------  ----   --------  ----   --------  ----
Total trading
 transactions............   JPY2,146  (100)  JPY2,570  (100)  JPY3,100  (100)  JPY4,838  (100)
                            ========  ====   ========  ====   ========  ====   ========  ====


     Fiscal 2002 compared with fiscal 2001

     The companies' total trading transactions in fiscal 2002 declined 3.0%, or JPY394 billion, to JPY12,654 billion. Although machinery transactions increased JPY248 billion, supported by large-scale industrial plant exports to the Middle East as well as newly constructed aircraft and vessels, transactions in energy declined JPY405 billion, due mainly to lower turnover of foreign subsidiaries, reflecting the fall in oil prices and the decline in demand. Chemicals transactions also declined JPY167 billion due to a slowdown in the domestic market for transactions in basic petrochemicals and synthetic fiber intermediates.

     The average exchange rate employed by the companies in fiscal 2002 was JPY122.21 = U.S.$1, compared with JPY108.42 = U.S.$1 in fiscal 2001. The decline in the value of the yen against other currencies increased the companies' total trading transactions by about JPY780 billion.


     Fiscal 2001 compared with fiscal 2000

     The companies' total trading transactions in fiscal 2001 declined 1.2%, or JPY153 billion, to JPY13,048 billion, due mainly to declines in non-ferrous metal transactions, including aluminum and copper, and lower machinery and property transactions. However, transactions in Energy rose due to higher oil prices.

     The average exchange rate employed by the companies in fiscal 2001 was JPY108.42 = U.S.$1, compared with JPY113.49 = U.S.$1 in fiscal 2000. The stronger Japanese yen against other currencies had an adverse effect of about JPY160 billion on the companies' total trading transactions.


Export transactions

     Total export transactions from Japan in fiscal 2002 increased 19.3%, to JPY2,146 billion, owing mainly to increases in machinery transactions, including industrial plants and related facilities, and iron and steel products, including pipes for transporting oil.

     Total export transactions in fiscal 2001 fell 7.6%, to JPY1,799 billion, because of declines in machinery transactions, including automobiles.


Import transactions

     Total import transactions to Japan in fiscal 2002 declined 0.9%, to JPY2,570 billion, as increases in machinery transactions--including ships, aircraft and electric power plant equipment--were offset by slightly larger declines in energy transactions, reflecting the fall in oil prices.

     Total import transactions in fiscal 2001 rose 23.2%, to JPY2,592 billion, because of robust energy and non-ferrous metals transactions.


Offshore transactions

     Total offshore transactions outside Japan in fiscal 2002 decreased 11.6%, to JPY3,100 billion, in fiscal 2002 as crude oil transactions of subsidiaries fell, accompanying the drop in oil prices and the weakening of demand, and non-ferrous metals transactions overseas also declined.

     During fiscal 2001, although energy and chemicals transactions rose, offshore transactions fell 15.2%, to JPY3,507 billion, owing to declines in non-ferrous metals transactions.


Domestic transactions

     Total domestic transactions within Japan in fiscal 2002 declined 6.0%, to JPY4,838 billion, despite an increase in the foods transactions of a subsidiary, as transactions in chemicals--including basic chemical products--electrical machinery, and certain other categories declined.

     In fiscal 2001, domestic transactions edged up 2.8%, to JPY5,150 billion, owing to increases in foods, chemicals and energy transactions.


DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Revenue--gross trading profit

     In fiscal 2002, the companies recorded revenue--gross trading profit of JPY554.1 billion, representing a 3.1% decline from JPY572.1 billion in fiscal 2001.

     By commodity, increases in revenue--gross trading profit were reported for iron and steel, including exports of steel pipe; iron and steel raw materials; and the information business, where domestic subsidiaries showed strong performances. However, revenue--gross trading profit of other business units generally showed declines. These included especially lower revenue--gross trading profit in energy, especially in crude oil dealing compared with the strong performance in the previous year, and chemical products because of the effect of weak market conditions for polyvinyl chloride and ammonia.

     During fiscal 2001, the companies recorded revenue--gross trading profit of JPY572.1 billion, a 6.4% increase from JPY537.9 billion in fiscal 2000. Overall, business units, except general merchandise and textiles, increased revenue--gross trading profit, primarily in energy, reflecting higher oil prices, information, iron and steel, and chemicals transactions. In energy, an overseas subsidiary also posted gains supported by dealing activities in a highly volatile crude oil market.

     The ratio of revenue--gross trading profit to total trading transactions in fiscal 2002 was 4.38%, the same as in fiscal 2001. This ratio was 4.07% in fiscal 2000.


Selling, general and administrative expenses

     Selling, general and administrative ("SG&A") expenses in fiscal 2002 declined 3.5%, or JPY16.6 billion, to JPY456.2 billion, compared with JPY472.8 billion in fiscal 2001. This was due primarily to a decline in personnel expenses of JPY15.5 billion, from JPY259.4 billion to JPY243.9 billion, owing to non-recurring expenditures in fiscal 2001, including the recognition of expenses in connection with an amendment to the Company's Early Retirement Support Plan in the previous year and similar expenditures of certain domestic subsidiaries. Other SG&A expenses, such as communication and transportation expense, were at almost the same level as in fiscal 2001.

     In fiscal 2001, SG&A expenses rose 3.3%, or JPY15.3 billion, owing to the personnel expenses mentioned in the previous paragraph.

     The ratio of SG&A expenses to revenue--gross trading profit in fiscal 2002 was 82.3%, 0.3% lower than the 82.6% reported for fiscal 2001. The ratio of SG&A expenses to revenue--gross trading profit in fiscal 2001, in turn, was 2.5 percentage points lower than the 85.1% in fiscal 2000.

     The companies' revenue--gross trading profit increases or decreases along with trends in world economic conditions, but a principal part of SG&A expenses represents employment costs, which are influenced more by the implementation of long-term management plans for the companies than by economic conditions.


Provision for doubtful receivables

     The provision for doubtful receivables in fiscal 2002 declined JPY22.9 billion, from JPY44.2 billion in fiscal 2001 to JPY21.3 billion. The provision in fiscal 2002 was made principally in connection with machinery, general merchandise, foods and certain other transactions but was substantially smaller than in fiscal 2001 when the provision was made stemming from the negative outlook on the possibility of recovery and judgment from past experience, reflecting the prolonged slowdown of the Japanese economy.

     In fiscal 2001, the provision for doubtful receivables rose JPY25.4 billion, to JPY44.2 billion, compared with JPY18.8 billion in fiscal 2000, as the companies made provisions for anticipated losses related to certain customers of the iron and steel, textile and property businesses.


Interest expense, net of interest income

     In fiscal 2002, interest expense, net of interest income, amounted to JPY13.5 billion, representing a decline of 39.0%, or JPY8.6 billion from fiscal 2001. This decline was mainly accounted for by decreases in the Company's interest payments due to the decline in overseas interest rates, and the most significant improvements were reported in the machinery, iron and steel, and foods business units. The average of the U.S. dollar three-month LIBOR on month-end dates in fiscal 2002 fell to 2.8%, from 6.3% in fiscal 2001, while the short-term prime rate in Japan in 2002 and 2001 was 1.4% on average.

     In fiscal 2001, interest expense, net of interest income, rose 11.9%, or JPY2.4 billion from fiscal 2000, to JPY22.1 billion, reflecting higher interest burdens of the Company and certain overseas subsidiaries.


Dividend income

     In fiscal 2002, dividend income rose JPY2.3 billion, from fiscal 2001, to JPY18.2 billion, primarily due to higher dividends from investment in the Energy segment, principally LNG projects in the Middle East. Dividend income in fiscal 2001 rose 46.9%, or JPY5.1 billion, to JPY15.9 billion, because of higher dividends from investments in natural resources.


Gain on sales of securities--net

     Net realized gains on securities amounted to JPY31.3 billion and included a gain of JPY16.2 billion from the exchange of shares accompanying the merger of The Sakura Bank, Ltd. and The Sumitomo Bank, Ltd., and a gain of JPY2.1 billion from the sale of the stock of a subsidiary related to IT on the occasion of an IPO. However, in fiscal 2001, since a gain of JPY65.6 billion was reported, mainly in connection with the sale of IT-related stocks, including AOL Japan, the gain in fiscal 2002 represented a decline of JPY34.3 billion from the previous year. In fiscal 2001, the net realized gain on securities increased JPY17.8 billion, to JPY65.6 billion, due mainly to sale of the IT-related stocks as described above.


Gains on securities contributed to an employee retirement benefit trust

     In fiscal 2001, the Company established the employee retirement benefit trust for retirement obligations by contributing certain available-for-sale securities and marketable equity securities of an associated company, and in fiscal 2002, the companies made an additional contribution of certain available-for-sale securities to the employee retirement benefit trust and recorded a JPY29.2 billion gain from this transaction. This represented a decline of JPY13.7 billion from the gain of JPY43.0 billion on the establishment of the employee retirement benefit trust in fiscal 2001.


Loss on the write-down of securities

     In fiscal 2002, valuation losses amounting to JPY34.5 billion were reported on marketable stockholdings, principally the stock of banking institutions, reflecting the fall in stock prices in Japan, of which the decline in fair value was considered other than temporary, bringing the total value of valuation losses on securities to JPY43.6 billion. This amount was JPY10.3 billion higher than the JPY33.2 billion in such losses reported in fiscal 2001.

     In fiscal 2001, the total value of valuation losses was JPY33.2 billion, including the valuation loss on marketable securities of JPY11.4 billion, and increased JPY1.2 billion from fiscal 2000.


Loss (gain) on disposal or sale of property and equipment--net

     In fiscal 2002, the loss on disposal of property and equipment--net was JPY2.7 billion due mainly to the disposal of fixed assets of domestic subsidiaries. In fiscal 2001, the companies recorded a JPY2.7 billion loss on the disposal and sale of property and equipment, due principally to disposal and sale by certain domestic subsidiaries, while in fiscal 2000, the companies recorded a JPY4.1 billion gain, due mainly to sales of the Company's storage facility.


Impairment loss of long-lived assets

     The total impairment loss in fiscal 2002 decreased JPY9.8 billion to JPY24.9 billion from JPY34.7 billion in fiscal 2001. In fiscal 2002, the companies recognized impairment mainly on the value of land held by the Company and losses on land and equipment to be disposed of by the Company and certain of its subsidiaries.

     In fiscal 2001, the impairment loss increased JPY22.2 billion from JPY12.5 billion of fiscal 2000 to JPY34.7 billion, consisting principally of real estate and production facilities owned by subsidiaries in the Chemicals, Energy and Consumer Products operating segments.

     In developing cash flow projections used in the impairment analysis, the companies assume that the most recent selling prices of the real estate in the surrounding areas will reasonably continue in the future, and the sales prices of the products from the impaired facilities and equipment will remain consistent with current year sales.


Other expense--net

     Other expense--net in fiscal 2002 increased JPY3.1 billion, to JPY10.3 billion, including the expense related to settlement of class action lawsuits by Novus International Inc.

     In fiscal 2001, other expense--net decreased JPY6.7 billion, to JPY7.1 billion, compared with JPY13.9 billion in fiscal 2000, including a decrease in the foreign currency loss on assets and liabilities denominated in foreign currencies.


Income taxes

     In fiscal 2002, income taxes amounted to JPY32.0 billion, representing a slight decrease of JPY0.7 billion from JPY32.7 billion in fiscal 2001.


     The effective tax rate in Japan in fiscal 2002 was 42%, the same as the rate in the previous fiscal year. Income taxes in fiscal 2001 increased JPY10.9 billion, to JPY32.7 billion, compared with fiscal 2000.


Minority interests in losses (earnings) of subsidiaries

     Regarding minority interests in losses (earnings) of subsidiaries, JPY3.1 billion of minority interest in losses (earnings) of subsidiaries was recorded in fiscal 2002, which increased net income by the same amount. This was mainly due to the worsening profits of a chemical subsidiary in the United States, reflecting a decline in demand for products and the expense on lawsuits, and of a domestic foods-related subsidiary.

     In fiscal 2001, the companies posted minority interest in earnings of subsidiaries amounting to JPY2.0 billion, which decreased net income by the same amount, while minority interest in losses of subsidiaries in fiscal 2000 was JPY3.8 billion due mainly to a loss in a domestic subsidiary of the Consumer Products operating segment.

Equity in earnings of associated companies--net

     Net equity in earnings of associated companies in fiscal 2002 increased JPY17.1 billion, to JPY23.8 billion, compared with JPY6.7 billion in fiscal 2001. This was due to strong performances by associated companies in the energy business, such as LNG projects, as well as in metals and certain other sectors.

     Net equity in earnings of associated companies in fiscal 2001 rose JPY5.3 billion, to JPY6.7 billion, because of the improvement in the performance of associated companies in leasing and energy business and the strong results of associated companies in the natural resources field.


THE COMPANIES' OPERATING RESULTS BY OPERATING SEGMENT

     The Company organizes its operating groups based on the products and services of the Head Office. These groups plan overall and worldwide strategies for the companies' products and services as well as conduct the companies' worldwide operations. The operating groups also collaborate with branches and offices that are located in Japan and overseas and with the overseas trading subsidiaries in planning and executing their strategies for products or regions. In addition, the branches, offices and overseas trading subsidiaries are separate operating units, which are delegated the business of their region as centers for the implementation of regional strategies, and they conduct diversified business operations together with affiliated companies in collaboration with the operating groups. Therefore, the Company's operating segments are comprised of product segments and regional segments.

     The Company's operating segments have been aggregated based on the nature of the products they handle and other criteria. The operating units are aggregated into six segments by product and four segments by region, for a total of 10 reportable operating segments.

     During fiscal 2002, as a result of electronics-related business integration, the Electronics Business Group was newly established in the Electronics & Information segment. At the same time, the Retail Group was also established in the Consumer Products segment in order to expand and create consumer-oriented businesses. The operating segment information for fiscal 2001 has been restated to conform to the presentation for fiscal 2002. It was impracticable to restate the operating segment information for fiscal 2000.


Metals Segment

     Total trading transactions of the Metals Segment in fiscal 2002 increased JPY139 billion, or 8.4% over fiscal 2001, to JPY1,785 billion, principally because of higher domestic and offshore transactions. Revenue--gross trading profit of the segment amounted to JPY67.4 billion, as performances of iron and steel raw materials and overseas subsidiaries in Australia were strong, despite a decline in revenue--gross trading profit through the dealing of precious metals and weak results in nonferrous metals such as aluminum and cobalt, reflecting the IT recession. Net income, however, fell JPY0.8 billion, or 8.0%, to JPY9.4 billion, as the decline in non-ferrous metals offset increases in iron and steel raw materials and improved performances of overseas subsidiaries in Australia.

     In fiscal 2001, total trading transactions of this segment declined JPY653 billion, or 28.4%, to JPY1,646 billion, but net income rose JPY1.5 billion, or 17.6%, to JPY10.3 billion, as iron and steel raw materials and overseas affiliated companies in Australia reported strong performances.

Machinery Segment

     Total trading transactions of the Machinery Segment in fiscal 2002 rose JPY371 billion, or 21.8% over fiscal 2001, to JPY2,072 billion, supported especially by exports of industrial plants, ships including LNG carriers, and certain other items. Revenue--gross trading profit amounted to JPY66.2 billion, in part because of the improvement in the performance of an aircraft-related subsidiary. Net income increased JPY6.5 billion, or 642.9%, to JPY7.5 billion, reflecting the improvement in performances of overseas affiliated companies.


     In fiscal 2001, total trading transactions of this segment declined JPY296 billion, or 14.8% from fiscal 2000, to JPY1,701 billion, principally because of low exports of automobiles to Europe and declines in plant exports and offshore transactions to Malaysia and Indonesia. Net income fell JPY5.9 billion, or 85.2%, to JPY1.0 billion, as a result of deterioration in the performance of an aircraft-related subsidiary in the United States.


Electronics & Information Segment

     Total trading transactions of the Electronics & Information Segment in fiscal 2002 rose JPY25 billion, or 6.0% over fiscal 2001, to JPY434 billion, mainly because of higher domestic transactions related to mobile phones. Revenue--gross trading profit amounted to JPY46.2 billion, supported by revenue--gross trading profit in domestic mobile phone and certain other types of transactions, which counteracted weak exports of semiconductors. Net income, which was boosted in fiscal 2001 by capital gains from IT-related marketable stocks, declined JPY9.9 billion, or 62.9%, to JPY5.8 billion.


     In fiscal 2001, total trading transactions of the segment rose JPY94 billion, or 30.0% from fiscal 2000, to JPY409 billion. Net income rose JPY5.5 billion, or 53.4%, to JPY15.7 billion, owing to the capital gains from the aforementioned net realized gain on IT-related stocks, including AOL Japan.


Chemicals Segment

     Total trading transactions of the Chemicals Segment in fiscal 2002 declined JPY64 billion, or 4.7% from fiscal 2001, to JPY1,312 billion, mainly due to decreases in domestic and offshore transactions of basic petrochemicals and synthetic fiber intermediates. Revenue--gross trading profit amounted to JPY53.5 billion and was influenced by the deterioration in markets for ammonia and polyvinyl chloride materials. This segment reported a net loss of JPY4.9 billion, representing a sharp decline of JPY10.4 billion from a net profit reported in fiscal 2001. This decline in profitability was due to the deterioration in market conditions and losses in connection with expenses for litigation in a subsidiary in the United States.


     In fiscal 2001, total trading transactions of this segment rose JPY18 billion, or 1.3% from fiscal 2000, to JPY1,376 billion. Net income rose JPY1.1 billion, or 25.5%, to JPY5.5 billion, owing to improvement in performances of overseas associated companies.


Energy Segment

     Total trading transactions of the Energy Segment in fiscal 2002 fell JPY449 billion, or 15.5% from fiscal 2001, to JPY2,454 billion, principally because of declines in offshore and import transactions. Revenue--gross trading profit amounted to JPY48.1 billion and was adversely affected by the decline in petroleum product prices of domestic subsidiaries. Net income rose JPY9.9 billion, or 80.1% from fiscal 2001, to JPY22.2 billion, because of the improved performances of subsidiaries that had recorded expenses for the write-down of fixed assets and the early retirement program in the previous fiscal year and increased dividend income from LNG projects in fiscal 2002.

     In fiscal 2001, total trading transactions of this segment increased JPY591 billion, or 25.6% from fiscal 2000, to JPY2,903 billion, principally because of increases in transactions of subsidiaries and overseas associated companies. Net income rose JPY1.9 billion, or 17.8%, to JPY12.3 billion, owing to strong performances of overseas associated companies for energy development.


Consumer Products Segment

     Total trading transactions of the Consumer Products Segment in fiscal 2002 declined JPY14 billion, or 0.6% from fiscal 2001, to JPY2,204 billion, primarily because of lower import transactions in foods, general merchandise and textiles as well as declines in domestic transactions. Revenue--gross trading profit amounted to JPY122.3 billion, including contributions especially from foods, general merchandise, textiles and certain other categories. Net income rose JPY9.8 billion, to JPY4.7 billion, despite weak results from a food-related subsidiary and losses reported in connection with expenses for the early retirement program and the provision for doubtful receivables, as the divestiture of domestic subsidiaries in the previous fiscal year had a positive effect on profitability in fiscal 2002.

     In fiscal 2001, total trading transactions of the segment rose JPY273 billion, or 14.1% over fiscal 2000, to JPY2,218 billion, as a result of a merger among domestic food-related subsidiaries and other developments, but, as a result of the decline in the performance of domestic associated companies and other factors, this segment reported a net loss of JPY5.2 billion as profitability declined JPY7.1 billion from fiscal 2000, owing to deterioration in performances of domestic subsidiaries of foods, general merchandise and property development units as well as other circumstances.


Domestic Branches and Offices Segment

     Total trading transactions of the Domestic Branches and Offices Segment in fiscal 2002 declined JPY138 billion, or 6.8% compared with fiscal 2001, to JPY1,906 billion, mainly because of lower transactions reported for the Osaka Office and the Nagoya Office. Revenue--gross trading profit amounted to JPY47.6 billion, with major contributions from iron and steel transactions and chemical transactions in the Osaka Office and the Nagoya Office. Net income rose JPY0.6 billion, or 10.1%, to JPY6.8 billion.

     In fiscal 2001, total trading transactions of the segment rose JPY203 billion, or 11.0% over fiscal 2000, to JPY2,044 billion, owing to strong performances by the Nagoya Office and the Fukuoka Office. Net income rose JPY1.2 billion, or 24.5%, to JPY6.1 billion, boosted principally by the performance of the Osaka Office.


Americas Segment

     Total trading transactions in the Americas Segment in fiscal 2002 declined JPY9 billion, or 0.8% from fiscal 2001, to JPY1,184 billion, due mainly to decreased transactions of a U.S. subsidiary. Revenues--gross trading profit amounted to JPY45.1 billion, with principal contributions from the chemical, iron and steel, and machinery transactions in a U.S. subsidiary. Net income declined JPY3.5 billion, or 35.3%, to JPY6.5 billion.

     In fiscal 2001, total trading transactions of the segment rose JPY57 billion, or 5.0% over fiscal 2000, to JPY1,193 billion, due to increases in the volume of trading at an energy-related subsidiary and other factors. Net income increased JPY1.9 billion, or 24.0%, to JPY10.0 billion.

Europe Segment

     Total trading transactions in the Europe Segment in fiscal 2002 declined JPY146 billion, or 19.7% from fiscal 2001, to JPY595 billion, primarily because of lower non-ferrous metal transactions of a U.K. subsidiary. Revenue -- gross trading profit was JPY20.6 billion, and net income rose JPY35 million, or 0.9%, to JPY3.9 billion, because of good performances by the U.K. and German subsidiaries.

     In fiscal 2001, total trading transactions of the segment were down JPY213.3 billion, or 22.4% from fiscal 2000, to JPY741 billion, principally because of declines in non-ferrous metal transactions of a U.K. subsidiary. Net income fell JPY0.6 billion, or 13.0%, to JPY3.9 billion.


Other Overseas Areas Segment

     Total trading transactions in the Other Overseas Areas Segment in fiscal 2002 rose JPY157 billion, or 12.7% over fiscal 2001, to JPY1,389 billion, owing to higher energy and metals transactions by an Australian subsidiary. Revenue -- gross trading profit amounted to JPY21.9 billion, and net income expanded JPY0.4 billion, or 8.0%, to JPY5.3 billion, principally because of increased dividends received by a Hong Kong subsidiary.

     In fiscal 2001, total trading transactions of the segment climbed JPY171 billion, or 16.1% over fiscal 2000, to JPY1,232 billion, owing principally to growth in transactions of overseas branches in Asia. Net income climbed JPY2.1 billion, or 77.2%, to JPY4.9 billion.


THE COMPANIES' OPERATING RESULTS BY GEOGRAPHIC SEGMENT

     Segment information by geographic area, as required by the Japanese Securities and Exchange Law, for the years ended March 31, 2002, 2001 and 2000 is provided below.


Geographic area segment information

                                                              In Million of Yen
                               -----------------------------------------------------------------------------------
Year Ended March 31, 2002           Japan      North America     Europe         Asia         Oceania    Other Areas
-------------------------       ------------   -------------  ------------  ------------   ----------   ----------
Total trading
 transactions:
  Outside ................     JPY9,292,287   JPY  790,637   JPY1,149,195  JPY1,146,115   JPY115,533   JPY160,705
  Interarea ..............          577,681        373,475        169,018       282,280      381,206      285,753
                               ------------   ------------   ------------  ------------   ----------   ----------

Total ....................     JPY9,869,968   JPY1,164,112   JPY1,318,213  JPY1,428,395   JPY496,739   JPY446,458
                               ============   ============   ============  ============   ==========   ==========

Operating income .........     JPY   30,116   JPY   14,001   JPY    7,155  JPY    5,355   JPY 17,852   JPY  1,540
                               ============   ============   ============  ============   ==========   ==========
Identifiable assets at
 March 31, 2002 ..........     JPY5,454,683   JPY  903,556   JPY  557,072  JPY  382,324   JPY174,495   JPY260,529
                               ============   ============   ============  ============   ==========   ==========
Investments in and
 advances to associated
 companies ...............

Total assets at March 31,
 2002 ..........
                                    In Million of Yen
                               ----------------------------
Year Ended March 31, 2002      Eliminations   Consolidated
-------------------------      -------------  -------------
Total trading
 transactions:
  Outside ................                 -  JPY12,654,472
  Interarea ..............     JPY(2,069,413)             -
                               -------------  -------------

Total ....................     JPY(2,069,413) JPY12,654,472
                               =============  =============

Operating income .........     JPY       659  JPY    76,678
                               =============  =============
Identifiable assets at
 March 31, 2002 ..........     JPY(1,524,090) JPY 6,208,569
                               =============
Investments in and
 advances to associated
 companies ...............                          459,797
                                              -------------
Total assets at March 31,
 2002 ....................                    JPY 6,668,366
                                              =============

                                                               In Million of Yen
                                -------------------------------------------------------------------------------------
Year Ended March 31, 2002           Japan       North America      Europe          Asia        Oceania    Other Areas
-------------------------       ------------    -------------  ------------   ------------   ----------   -----------
Total trading
 transactions:
  Outside................       JPY9,320,161    JPY  732,919   JPY1,470,028   JPY1,319,165   JPY 44,488   JPY161,458
  Interarea..............            630,178         383,807        202,183        216,621      367,010      223,412
                                ------------    ------------   ------------   ------------   ----------   ----------
Total....................       JPY9,950,339    JPY1,116,726   JPY1,672,211   JPY1,535,786   JPY411,498   JPY384,870
                                ============    ============   ============   ============   ==========   ==========
Operating income.........       JPY    2,567    JPY   14,586   JPY   11,681   JPY    7,670   JPY 13,864   JPY  5,129
                                ============    ============   ============   ============   ==========   ==========
Identifiable assets at
 March 31, 2001..........       JPY5,780,309    JPY  824,498   JPY  526,621   JPY  370,889   JPY142,481   JPY284,589
                                ============    ============   ============   ============   ==========   ==========
Investments in and
 advances to associated
 companies...............

Total assets at March 31,
 2001....................

                                        In Million of Yen
                                -------------------------------
Year Ended March 31, 2002         Eliminations     Consolidated
-------------------------        -------------    -------------
Total trading
 transactions:
  Outside................                    -    JPY13,048,219
  Interarea..............        JPY(2,023,211)               -
                                 -------------    -------------
Total....................        JPY(2,023,211)   JPY13,048,219
                                 =============    =============
Operating income.........        JPY      (366)   JPY    55,131
                                 =============    =============
Identifiable assets at
 March 31, 2001..........        JPY(1,602,652)   JPY 6,326,735
                                 =============
Investments in and
 advances to associated
 companies...............                               383,372
                                                  -------------
Total assets at March 31,
 2001....................                         JPY 6,710,107
                                                  =============

                                                               In Million of Yen
                                -------------------------------------------------------------------------------------
Year Ended March 31, 2002           Japan       North America      Europe          Asia        Oceania    Other Areas
-------------------------       -------------   -------------  ------------   ------------   ----------   -----------
Total trading
 transactions:
  Outside................       JPY 9,718,663   JPY  674,739   JPY1,612,761   JPY  986,155   JPY 40,845   JPY167,553
  Interarea..............             580,774        347,175        221,461        168,320      334,443      174,308
                                -------------   ------------   ------------   ------------   ----------   ----------
Total....................       JPY10,299,437   JPY1,021,914   JPY1,834,222   JPY1,154,475   JPY375,288   JPY341,861
                                =============   ============   ============   ============   ==========   ==========
Operating income.........       JPY    19,122   JPY   22,076   JPY    9,279   JPY      946   JPY  6,960   JPY  2,707
                                =============   ============   ============   ============   ==========   ==========
Identifiable assets at
 March 31, 2000..........       JPY 5,765,731   JPY  705,197   JPY  462,837   JPY  356,071   JPY148,419   JPY296,594
                                =============   ============   ============   ============   ==========   ==========
Investments in and
 advances to associated
 companies...............
Total assets at March 31,
 2000....................
                                        In Million of Yen
                                 ------------------------------
Year Ended March 31, 2002         Eliminations     Consolidated
-------------------------        -------------    -------------
Total trading
 transactions:
  Outside................                    -    JPY13,200,716
  Interarea..............        JPY(1,826,481)               -
                                 -------------    -------------
Total....................        JPY(1,826,481)   JPY13,200,716
                                 =============    =============
Operating income.........        JPY       434    JPY    61,524
                                 =============    =============
Identifiable assets at
 March 31, 2000..........        JPY(1,504,081)   JPY 6,230,768
                                 =============
Investments in and
 advances to associated
 companies...............                               368,590
                                                  -------------
Total assets at March 31,
 2000....................                         JPY 6,599,358
                                                  =============

Notes: (1) In addition to the disclosure based on Statement of Financial
           Accounting Standards ("SFAS") No. 131, the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law. Operating income reflects the companies' (a) revenue -- gross trading profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as defined under the Law and related regulations.

       (2) Due to the increasing importance of the operating income in Oceania, the above information presents "Asia" and "Oceania" as separate geographic area segments, formerly reported within the "Asia/Oceania" geographic area segment. The prior years' information has been restated to reflect "Asia" and "Oceania" as a separate segment.

       (3) The above geographic area information shows total trading transactions and operating income recognized by geographic origin and identifiable assets recognized by geographic location.

       (4) Other Areas consist principally of Latin America and the Middle East.

       (5) Transfers between geographic areas are made at cost plus a markup.

     Domestic total trading transactions in fiscal 2002 decreased JPY80 billion, to JPY9,870 billion, owing primarily to declines in chemical and energy transactions, which offset increases in machinery, such as plant and ships. Domestic total trading transactions in fiscal 2001 declined JPY349 billion, to JPY9,950 billion, due mainly to lower transactions in non-ferrous metals.

     Domestic operating income in fiscal 2002 rose JPY27.5 billion, to JPY30.1 billion. The principal factors accounting for this increase in fiscal 2002 were the substantial write-downs on securities and receivables by the Company in fiscal 2001. Domestic operating income in fiscal 2001 declined JPY16.6 billion, from JPY19.1 billion in fiscal 2000, to JPY2.6 billion, due to recognition of the aforementioned write-downs.

     North American total trading transactions in fiscal 2002 increased JPY47 billion, to JPY1,164 billion, due to increases in transactions by subsidiaries in the energy field, which offset weaker sales by subsidiaries in the region. In fiscal 2001, total trading transactions rose JPY95 billion from fiscal 2000, to JPY1,117 billion, because of higher transactions of an energy-related subsidiary.

     Operating income in North America in fiscal 2002 declined JPY0.6 billion, from fiscal 2001, to JPY14.0 billion. This was because, although subsidiaries in the aircraft-related field showed recovery in performance, subsidiaries in the chemical industry continued to experience difficulties. In fiscal 2001, operating income in the region declined JPY7.5 billion, from fiscal 2000, to JPY14.6 billion, owing to weaker performances of subsidiaries in the aircraft-related and chemical product areas.

     Total trading transactions in Europe in fiscal 2002 amounted to JPY1,318 billion and were JPY354 billion lower than in fiscal 2001 because of a decline in the transactions of a subsidiary in the oil trading business. In fiscal 2001, total trading transactions declined JPY162 billion from fiscal 2000, to JPY1,672 billion, owing principally to a drop in the non-ferrous metal transactions of a subsidiary in the United Kingdom.

     Operating income in Europe in fiscal 2002 declined JPY4.5 billion from fiscal 2001 and amounted to JPY7.2 billion. This decline was due to lower operating income in energy-related subsidiaries, combined with weakness in the performance of automobile-related subsidiaries. Operating income in fiscal 2001 increased JPY2.4 billion from fiscal 2000, to JPY11.7 billion, because of the strong performance of energy-related subsidiaries.

     Total trading transactions in Asia in fiscal 2002 were JPY1,428 billion, representing a decline of JPY107 billion from fiscal 2001. This was because of lower transactions of energy-related subsidiaries. In fiscal 2001, total trading transactions rose JPY381 billion from fiscal 2000, to JPY1,536 billion, supported principally by higher transactions of energy-related subsidiaries.

     Operating income in Asia in fiscal 2002 declined JPY2.3 billion, to JPY5.4 billion, owing to the declines in the performances of chemical subsidiaries accompanying the softening of market prices. In fiscal 2001, operating income rose JPY6.7 billion, from fiscal 2000 to JPY7.7 billion, due to the recovery in the performance of subsidiaries in the chemical field.

     Total trading transactions in Oceania in fiscal 2002 rose JPY85 billion above those of fiscal 2001, to JPY497 billion, boosted by higher precious metals transactions of an Australian subsidiary.

     In fiscal 2001, total trading transactions posted a gain of JPY36 billion from fiscal 2000, rising to JPY411 billion, as a result of expanded transactions by an energy-related subsidiary.

     Operating income in Oceania in fiscal 2002 rose JPY4.0 billion from fiscal 2001, to JPY17.9 billion, because of a strong performance by a subsidiary in the metal resources industry in Australia. In fiscal 2001, operating income increased JPY6.9 billion over fiscal 2000, rising to JPY13.9 billion, because of the strong performances of subsidiaries in Australia in the energy field.

     Total trading transactions in other geographical areas in fiscal 2002 amounted to JPY446 billion, an increase of JPY62 billion over fiscal 2001, and were supported, in particular, by transactions in the Middle

East. In fiscal 2001, total trading transactions rose JPY43 billion, to JPY385 billion, boosted especially by transactions in the Central America and South America.

     Operating income in other geographical areas in fiscal 2002 declined JPY3.6 billion, to JPY1.5 billion, because of losses on the sale of ships by a subsidiary and other factors. In fiscal 2001, operating income rose JPY2.4 billion, to JPY5.1 billion.


Total trading transactions to external customers outside Japan

                                                                     IN MILLIONS OF YEN
                                           -----------------------------------------------------------------------------------
                                              NORTH                                                   OTHER
YEAR ENDED MARCH 31, 2002                    AMERICA         EUROPE         ASIA        OCEANIA       AREAS          TOTAL
-------------------------                  ------------   ------------  ------------   ----------   ----------   -------------
Total trading transactions to
 external customers outside Japan.....     JPY1,229,538   JPY1,148,571  JPY1,955,983   JPY109,473   JPY802,898   JPY 5,246,463
Consolidated total....................                                                                              12,654,472
Percentage of total trading
 transactions to external
 customers outside Japan out of
 consolidated total...................              9.7%           9.1%         15.5%         0.9%         6.3%           41.5%

YEAR ENDED MARCH 31, 2001
-------------------------
Total trading transactions to
 external customers outside Japan.....     JPY1,368,583   JPY1,060,512  JPY2,010,278   JPY 82,279   JPY785,375   JPY 5,307,027
Consolidated total....................                                                                              13,048,219
Percentage of total trading
 transactions to external
 customers outside Japan out of
 consolidated total...................             10.5%           8.1%         15.4%         0.6%         6.1%           40.7%

YEAR ENDED MARCH 31, 2001
-------------------------
Total trading transactions to
 external customers outside Japan.....     JPY1,338,706   JPY2,004,176  JPY1,827,438   JPY210,049   JPY705,457   JPY 6,085,826
Consolidated total....................                                                                              13,200,716
Percentage of total trading
 transactions to external
 customers outside Japan out of
 consolidated total...................             10.1%          15.2%         13.8%         1.6%         5.4%           46.1%

Notes:    (1)  In addition to the disclosure based on SFAS No. 131, the Company discloses this segment information as supplemental information in light of the disclosure requirements of the Japanese Securities and Exchange Law.
          (2)  In connection with separate presentation of "Asia" and "Oceania"
               in geographic area segment information, the above information also presents "Asia" and "Oceania" separately. The prior years' information has been restated to conform to the presentation for the current year.
          (3)  Total trading transactions to external customers outside Japan represents exports from Japan and offshore transactions of the companies.
          (4)  Each part consists primarily of the following countries or areas.

               North America:      United States, Canada
               Europe:             United Kingdom, Germany
               Asia:               China, Thailand
               Other Areas:        Latin America, the Middle East
               Oceania:            Australia


Inflation

     Management believes that inflation did not have a significant effect on the reported results of operations.

LIQUIDITY AND CAPITAL RESOURCES

FINANCE AND LIQUIDITY MANAGEMENT

     Cash and cash equivalents were JPY608 billion, JPY705 billion and JPY732 billion at March 31, 2002, 2001 and 2000, respectively. In addition to cash and cash equivalents, the companies had time deposits and marketable securities of JPY78 billion and JPY103 billion, JPY59 billion and JPY45 billion, and JPY121 billion and JPY33 billion at March 31, 2002, 2001 and 2000, respectively. The companies' basic policy for fund-raising activities is to secure stable, medium- to long-term funds and liquidity for their operations.

     During fiscal 2002, the companies' principal strategies were to obtain long-term borrowings from financial institutions, to issue long-term corporate bonds, and to make use of other sources of financing available in the Japanese financial markets, where interest rates were low and sufficient liquidity was available. See Note 6, "short-term borrowings and long-term debt," to the consolidated financial statements for the interest rate structure and the maturity profile of debt.

     The Company has no materially significant contingent liquidity risks. The Company believes it is unlikely to face a liquidity crisis, given its fundamental financial strengths, and the fact that the Company generally is not subject under its debt agreements to financial covenants or ratings trigger that place significant limits on its operating or financial flexibility.

     To secure sufficient liquidity, the Company maintains a JPY200 billion bond shelf-registration statement and a JPY2,400 billion commercial paper ("CP") program. In the United States, Mitsui & Co. (U.S.A.), Inc., has arranged a U.S.$2 billion U.S. domestic/euro medium-term note ("MTN") program and a U.S.$1.5 billion U.S. domestic CP program. Similarly, Mitsui & Co. International (Europe) B.V., Mitsui & Co., Asia Investment Ltd. and Mitsui & Co. UK PLC have arranged a joint euro MTN program of U.S.$2 billion. In addition to these funding sources, some overseas subsidiaries of the Company have made arrangements for CP programs.

     The companies employ certain derivative financial instruments to manage financial exposure. The principal derivative financial instruments employed by the companies to manage interest rate risk exposures are interest rate swap agreements, a large part of which is used for the fair value hedging of fixed-rate interest-bearing debt. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). Currency swap agreements are also used to manage the risks from changes in foreign exchange rates. Foreign currency debts are principally denominated in U.S. dollars. See Note 14, "derivative instruments and hedging activities," to the consolidated financial statements for further description of the companies' risk management policies.

     The companies also had approximately JPY602.5 billion in unused lines of credit available for short-term financing outside Japan as of March 31, 2002.

     Most available-for-sale equity securities in the companies' portfolio are long-term investments for maintaining business relationships with investee companies. Management does not currently plan to sell its investments in marketable securities to supplement future cash flows.

     At March 31, 2002, the companies have given guarantees for obligations of various customers in the ordinary course of business. Such guarantees are not expected to require use of the companies' capital resources. The companies have not had any material credit requirements resulting from these activities for the past three years.

     The companies had working capital of JPY798.1 billion, JPY984.5 billion and JPY775.9 billion on March 31, 2002, 2001 and 2000, respectively. The ratio of current assets to current liabilities was 1.27, 1.33 and 1.25 at March 31, 2002, 2001 and 2000, respectively. There were no material commitments for capital expenditures and/or for financing that are expected to result in material changes in the companies' cash flows as of the end of the latest financial year and any subsequent interim period.

     To facilitate access to funds from capital markets, the Company has currently obtained short- and long-term credit ratings from Moody's Investors Service of A3/P-2, Standard and Poor's of n.a./A-2, and Rating and Investment Information, Inc., of AA- /a+1+.

     The amount of short-term borrowings at March 31, 2002 was JPY567,413 million.

     Unused lines of credit, for short-term financing outside Japan, aggregated JPY602,478 million at March 31, 2002.

     The amount and the maturities of long-term debt outstanding at March 31, 2002 were as follows, excluding the effect of the SFAS No. 133 fair value adjustment:

                                                    LONG TERM DEBT OUTSTANDING
YEAR ENDED MARCH 31,                                   (IN MILLIONS OF YEN)
--------------------                                --------------------------
2003..............................                         JPY  465,056
2004..............................                              541,634
2005..............................                              361,891
2006..............................                              252,291
2007..............................                              247,988
Thereafter........................                            1,145,907
                                                           ------------
Total.............................                         JPY3,014,767
                                                           ============

     Management believes that the companies maintain sufficient liquidity to satisfy their working capital and debt-service requirements for the foreseeable future through existing cash and time deposits and the sale of certain assets in parallel with outside borrowings from financial institutions as well as the issuance of bonds and notes. Management also believes that the companies' liquidity and capital resources provide adequate flexibility to accelerate or retard the pace of planned capital spending programs as appropriate to address the future environment.


Off-balance sheet arrangements

     As aforementioned, the fund-raising activities of the companies are accomplished through long-term borrowings from financial institutions, the issuance of corporate bonds and CP. The companies do not use off-balance sheet arrangements, including asset securitization, except for an immaterial volume of sales of trade receivables held by a subsidiary in the United States.


Contractual obligations and commercial commitments

     Contractual Obligations

     The following table provides the companies' contractual obligations as of March 31, 2002.

                                                            PAYMENT DUE BY PERIOD ENDED MARCH 31,
                                                --------------------------------------------------------------
                                                                                                       AFTER
                                                  2002           2003         2005         2007         2007
                                                --------        ------       ------       ------      --------
                                                                      (IN BILLIONS OF YEN)
CONTRACTUAL OBLIGATIONS:
  Long-term debt..................              JPY3,015        JPY465       JPY904       JPY500      JPY1,146
  Other long-term obligations.....                 1,006           368          403           70           165

     The figures for "Long-term debt" include bank borrowings, bonds and long-term trade payables. "Other long-term obligations" represents the schedule of payments for long-term purchase obligations, net of advance payment of JPY42 billion made to suppliers as of March 31, 2002. The purchased items are principally machinery and equipment, metals, ships, oil products and chemical materials, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies, primarily large Japanese industrial companies, are also parties to the contracts or by separate agreements are committed to purchase the items from the companies.

     For additional information regarding long-term debt and other long-term obligations, see Note 6, "Short-term Borrowing and Long-Term Debt," and Note 13, "Commitments and Contingent Liabilities," to the Company's consolidated financial statements, respectively.


     Commitments

     The following table sets forth the companies' other commercial commitments as of March 31, 2002.

                                                    AMOUNT OF COMMITMENT EXPIRATION PER PERIOD, BALANCE AS
                                                                         OF MARCH 31,
                                                --------------------------------------------------------------
                                                                                                       AFTER
                                                  2002           2003         2005         2007         2007
                                                --------        ------       ------       ------      --------
                                                                     (IN BILLIONS OF YEN)
OTHER COMMERCIAL COMMITMENTS:
  Guarantees...............................       JPY262         JPY46        JPY41        JPY20        JPY155
  Commitments on deferred payments.........            8             -            8            -             -

     In the furtherance of the companies' trading activities, it is a customary practice for the companies to guarantee, severally or jointly with others, indebtedness of certain of their customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.

     The companies also had financing commitments which were principally for financing, on a deferred payments basis, the cost of equipment to be purchased by their customers. This information is provided under the heading "Financing Commitments" in Note 13, "commitments and contingent liabilities," to the Company's consolidated financial statements.


NON-EXCHANGE TRADED COMMODITY CONTRACTS AT FAIR VALUE

     The Company and certain subsidiaries perform trading activities of commodities traded in terminal (futures) markets, such as precious metals, copper, aluminum, corn, soybeans and crude oil. Trading consists of commodity trading on an over-the-counter ("OTC") basis and derivative instruments of those commodities, which are traded in the futures markets or in some cases on an OTC basis. Total open positions -- including inventories, unrecognized firm commitments and derivative commodity instruments -- are recorded at fair value based on prices actively quoted in the terminal (futures) market. Prices provided by other external sources or prices based on other valuation methods are used in some occasions, but the effect on earnings is immaterial.


TRANSACTIONS WITH RELATED PARTIES

     The companies, in conducting their business operations involving a broad range of products throughout the world, have formed alliances with leading partner companies in Japan and overseas, including manufacturers and companies in the raw materials resources fields, including energy and ferrous materials. In addition to investing in associated companies in which the companies are a minority, they conduct selling and purchasing transactions of various products on a continuing basis with such associated companies.

     The companies' principal associated companies include Sakhalin Energy Investment Company Ltd. (25% equity ownership), Mitsui Leasing & Development, Ltd. (44.67%), Japan Australia LNG (MIMI) Pty., Ltd. (50%), Nihon Unisys, Ltd. (27.85%) and BHP Mitsui Coal Pty., Ltd. (20%).

     For the years ended March 31, 2002, 2001 and 2000, sales by the companies to these associated companies amounted to JPY840 billion, JPY838 billion and JPY784 billion and the value of goods and services procured from such companies was JPY781 billion, JPY658 billion and JPY642 billion, respectively. These amounts represented 6.6%, 6.4% and 5.9% of the companies' total trading transactions and 6.5%, 5.3% and 5.1% of the companies' total purchase transactions for the years ended March 31, 2002, 2001 and 2000, respectively.

     Prices applied in transactions with associated companies are computed in the same way that such prices would be calculated in market transactions with unrelated third parties. In addition, when associated companies are counterparties in transactions with the companies and the companies conduct such business under long-term procurement and/or sales contracts, the companies generally enter into a corresponding sales contract with the purchasers (unrelated parties) of goods procured by the companies and/or with suppliers (unrelated parties) of the goods the companies sell to associated companies. As of March 31, 2002, the companies stood as guarantor for JPY78,902 million in funds borrowed and other obligations of associated companies. Regarding any other commitments related to transactions with associated companies, the Company does not normally assume risk in excess of its percentage of share ownership in an associated company.

     For additional information regarding related party transactions, please see "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions."


     ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

     Total assets decreased by JPY42 billion to JPY6,668 billion in fiscal 2002, from JPY6,710 in Fiscal 2001. Current assets decreased by JPY196 billion, to JPY3,785 billion from JPY3,981 in the same corresponding period. These decreases were due mainly to declines in accounts receivables and notes and loans receivable, reflecting the fall in the domestic trading transactions.

     Investments and non-current receivables increased by JPY87 billion to JPY2,108 billion in the year ended March 31, 2002 from JPY2,021 in the corresponding period in 2001. This increase was due mainly to growth in investments in and advances to associated companies including earnings of fiscal 2002. The increase was also due to the increase in derivative assets because of the adoption of SFAS No. 133, which were partially offset by the decline in other investments caused by weak stock prices in Japan.

     Other assets, less amortization, increased by JPY84 billion to JPY136 billion in fiscal 2002, from JPY52 in fiscal 2001 because of prepaid pension cost as a result of contributions made in fiscal 2002 to the employee retirement benefit trust.

     In fiscal 2002 current liabilities decreased by JPY10 billion to JPY2,987 billion from JPY2,997 in fiscal 2001. Trade payables declined due to falling domestic transactions, and repayment of short-term loans by the Company and its domestic subsidiaries, which were partially offset by an increase in current maturities of long-term debt, and increase in other current liabilities due to the adoption of SFAS No. 133. Long-term debt decreased in fiscal 2002 by JPY89 billion to JPY2,620 billion from JPY2,709 in fiscal 2001 due mainly to the decrease in long-term loans of the Company.

     Shareholders' equity increased by JPY81 billion in fiscal 2002 to JPY915 billion from JPY834 in fiscal 2001 primarily because of an improvement in foreign currency translation adjustments resulting from the depreciation of the yen and an increase in net income in fiscal 2002, which was partially offset by a decline in net unrealized holding gains on available-for-sale securities.


CASH FLOWS

     Cash flow in fiscal 2002

     In fiscal 2002, net cash provided by operating activities was JPY133.7 billion (a JPY38.1 billion increase from fiscal 2001); net cash used in investing activities and net cash used in financing activities were JPY108.2 billion (a JPY153.8 billion change from fiscal 2001) and JPY126.1 billion (a JPY64.8 billion decrease from fiscal 2001), respectively.

     Net cash decreased JPY6.2 billion during the stub period. The effect of exchange rate fluctuations increased cash and cash equivalents by JPY9.4 billion in fiscal 2002, a JPY13.5 billion decrease from JPY22.9 billion in fiscal 2001. As a result, at the end of fiscal 2002, cash and cash equivalents were JPY608.0 billion, representing a decrease of JPY97.3 billion, or 13.8%, from JPY705.3 billion in fiscal 2001.

     As indicated above, net cash provided by operating activities increased by JPY38.1 billion in fiscal 2002 from the previous year. The principal factors of this increase were:

     - an increase of JPY195.5 billion from the change in trade receivables (the net change in fiscal 2002 and 2001 was the trade receivables' net decrease of JPY148.4 billion and the trade receivables' net increase of JPY47.0 billion, respectively);

     - a decrease of JPY221.4 billion from the change in trade payables (the net change in fiscal 2002 and 2001 was the trade payables' net decrease of JPY166.8 billion and the trade payables' net increase of JPY54.6 billion, respectively);

     - a decrease of JPY22.9 billion from the change in the provision for doubtful receivables (for fiscal 2002 and 2001, JPY21.3 billion and JPY44.2 billion, respectively); and

     - an increase of JPY70.4 billion from the change in inventories (the net change in fiscal 2002 and 2001 was an inventories' decrease of JPY32.6 billion and an inventories' increase of JPY37.8 billion, respectively).

     Net cash used in investing activities was JPY108.2 billion in fiscal 2002, a JPY153.8 billion change from JPY45.6 billion in cash raised in fiscal 2001. The principal factors were the change in time deposits, mainly at the Company, which increased JPY17.1 billion and decreased JPY64.4 billion for fiscal 2002 and 2001, respectively, and a decrease in proceeds from the sale of investments to JPY103.3 billion in fiscal 2002, from JPY203.2 billion, including IT-related stocks in fiscal 2001, while JPY164.7 billion and JPY169.7 billion were used for the acquisition of other investments in fiscal 2002 and 2001, respectively.

     Net cash used in financing activities in fiscal 2002 was JPY126.1 billion, a JPY64.8 billion decrease from JPY190.9 in fiscal 2001. The principal reason for the decrease was the reduction in repayment of commercial paper and short-term loans at the Company from JPY165.2 billion in fiscal 2001 to JPY89.8 billion in fiscal 2002.


     Cash flows in fiscal 2001

     In fiscal 2001, net cash provided by operating activities and net cash provided by investing activities were JPY95.6 billion (a JPY47.9 billion increase from fiscal 2000) and JPY45.6 billion (an JPY8.9 billion increase from fiscal 2000), respectively, and net cash used in financing activities was JPY190.9 billion (a JPY107.4 billion increase from fiscal 2000).

     The effect of exchange rate changes increased cash and cash equivalents by JPY22.9 billion (a JPY52.2 billion change from fiscal 2000). As a result, at the end of fiscal 2001, cash and cash equivalents were JPY705.3 billion, a decrease of JPY26.8 billion, or 3.7%, from fiscal 2000.

     As indicated above, net cash provided by operating activities increased JPY47.9 billion in fiscal 2001 from the previous fiscal year. The principal factors influencing this increase were:

     - a decrease of JPY67.0 billion from the change in trade receivables (the net change in fiscal 2001 and 2000 was the trade receivables' net increase of JPY47.0 billion and the trade receivables' net decrease of JPY20.0 billion, respectively);

     - an increase of JPY116.9 billion from the change in trade payables (the net change in fiscal 2001 and 2000 was the trade payables' net increase of JPY54.6 billion and the trade receivables' net decrease of JPY62.3 billion, respectively);

     - a decrease of JPY43.0 billion due to the gain on securities contributed to an employee retirement benefit trust accounted from fiscal 2001; and

     - an increase of JPY25.4 billion from the change in the provision for doubtful receivables (in fiscal 2001 and 2000, JPY44.2 billion and JPY18.8 billion, respectively).

     Net cash provided by investing activities increased by JPY8.9 billion to JPY45.6 billion in fiscal 2001, compared to JPY36.7 billion in fiscal 2000. The principal factors for the increase were an increase of JPY55.6 billion from the decrease in time deposits of the Company (net change in fiscal 2001 and 2000 was an increase of JPY64.4 billion and JPY8.8 billion, respectively), and a JPY34.9 billion decrease in proceeds from the sale of investment to JPY203.2 billion in fiscal 2001, compared with JPY238.1 billion, including bank stocks as well as IT-related stocks in fiscal 2000, while acquisition of other investments increased JPY12.2 billion to JPY169.7 billion in fiscal 2001, from JPY157.5 billion in fiscal 2000.

     Net cash used in financing activities increased by JPY107.4 billion to JPY190.9 billion in fiscal 2001, compared to JPY83.5 billion in fiscal 2000. The principal factor influencing this increase was a decrease of JPY13.0 billion from the repayment of long-term loans during fiscal 2001 compared to an increase of JPY100.4 billion from an increase in the Company's long-term liabilities, mainly corporate debentures, during fiscal 2000.

RESEARCH AND DEVELOPMENT

     The amount the companies spent during each of the last three years on research and development activities was not material.


NEW ACCOUNTING STANDARDS

Derivative Instruments and Hedging Activities

     Effective April 1, 2001, the companies adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities -- an amendment of FASB Statement No. 133." SFAS No. 133 requires that all derivative instruments be recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheet. The accounting for changes in the fair value depends on the intended use of the derivative instruments and its resulting hedge designation.

     The initial transition adjustments recorded upon adoption of SFAS No. 133 were immaterial.


Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

     On April 1, 2001, the companies fully adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities -- a replacement of FASB Statement No. 125." SFAS No. 140 revised the standards for accounting for transfers and the servicing of financial assets and extinguishments of liabilities provided by SFAS No. 125 and also revised certain disclosures of pledged and accepted financial assets for collateral and securitized financial assets. The effect of the adoption of this statement on the companies' financial position and results of operations was immaterial.


Business Combinations and Goodwill and Other Intangible Assets

     In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets."

     SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

     SFAS No. 142 will require that goodwill no longer be amortized but instead tested for impairment at least annually. SFAS No. 142 will also require identifiable intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Any identifiable intangible asset determined to have an indefinite useful life will not be amortized but, instead, will be tested for impairment in accordance with SFAS No. 142 until its life is determined to no longer be indefinite.

     The companies adopted SFAS No. 141 for business combinations initiated after June 30, 2001. The effect of the adoption of this statement on the companies' financial position and results of operations was immaterial.

     SFAS No. 142 is fully effective for fiscal years beginning after December 15, 2001. The effect of the adoption of this statement on the companies' financial position and results of operations is not known and cannot be reasonably estimated until further study is completed.

Asset Retirement Obligations

     In July 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

     SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The effect of the adoption of this statement on the companies' financial position and results of operations is not known and cannot be reasonably estimated until further study is completed.


Impairment or Disposal of Long-Lived Assets

     In August 2001, the FASB issued SFAS No. 144. SFAS No. 144 replaces SFAS No. 121 and those provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of segments of a business. The statement creates one accounting model, based on the framework established in SFAS No. 121, to be applied to all long-lived assets, including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The companies are currently assessing the impact of adopting this statement.


SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections"

     In April 2002, the FASB issued SFAS No. 145, effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies, or describes the applicability of others.

     The effect of adoption of this statement on the companies' financial position and results of operations is currently not known and cannot be reasonably estimated until further study is completed.


Cost Associated with Exit or Disposal Activities

     In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring)" ("EITF 94-3"). SFAS No. 146 requires that a liability for an exit cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF 94-3 required recognition of a liability for an exit cost when an entity committed to an exit plan. The companies have not yet determined the effect that the adoption of SFAS No. 146 will have on their business, results of operations, and financial condition.


CRITICAL ACCOUNTING POLICIES

     Accounting policies are considered to be critical if it is important to the companies' financial condition and results of operations and requires management's subjective or significant judgment, often as a result of estimates about the effect of matters that are inherently uncertain. For a summary of the companies' significant accounting policies, including the critical accounting policies discussed below, please see Note 2, "basis of financial statements and summary of significant accounting policies" to the consolidated financial statements.

     The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the companies evaluate their estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions. The following accounting policies require significant management judgments and estimates.


Impairment of long-lived assets

     The companies' long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of the asset is considered impaired, an impairment loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.


Allowance for doubtful receivables

     An allowance for doubtful receivables is recognized as amounts judged to be adequate based primarily on the companies' credit loss experience and an evaluation of potential losses in the receivables, considering various factors, including current economic conditions. In addition, the impairment of a loan is measured based on the present value of expected cash flows discounted at the loan's original effective interest rate or the fair value of the collateral if the loan is collateral dependent. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those loans.


Impairment of investment securities

     An impairment of investment securities is charged to operations when a decline in fair value below the cost is other than temporary. Management principally considers that an other-than-temporary impairment has occurred if the decline in fair value is 50% or more of the cost. If the decline is less than 50%, various factors such as the extent to which the cost exceeds the market value, the duration of the market decline and the financial health of the issuer are reviewed to judge whether it is temporary or not.

     Management believes that the criteria for evaluating the significance of the decline in fair value are reasonable; however, changes in the market or circumstances of individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments.

Pension benefit costs

     Employee pension benefit costs and obligations are dependent on assumptions, including discount rates, retirement rates and mortality rates, which are based on current statistical data, as well as the long-term return on plan assets and other factors. In accordance with U.S. GAAP, the difference between actual results and the assumptions is accumulated and amortized over future periods and, therefore, generally affects recognized expense and the recorded obligations in future periods. Management believes that the assumptions used are appropriate; however, differences in actual experience or changes in assumptions may affect the companies' pension obligations and future expenses.


Tax asset valuation

     The valuation allowance for deferred tax assets is calculated based on all available evidence, both positive and negative, including all currently available information on future years and each company's ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less the valuation allowance, will be realized. However, the amount of realizable net deferred tax assets could change in the near term if estimates of future taxable income during the carryforward period are changed.


TREND INFORMATION

Management Features in Fiscal 2002

     In May 2001, the Company announced its Medium-Term Strategic & Financial Plan -- Challenge 21 -- covering the period through fiscal 2004 (ending March 31, 2004). Under this plan, the Company is aiming at becoming "the world's strongest Comprehensive Business Engineering enterprise" by providing a full range of trade and industrial development services that go beyond the traditional sogo shosha model. During fiscal 2002, the companies implemented the following action plans:

     -    prioritizing allocation of corporate resources into strategic areas;

     -    committing to evolve business models and methods; and

     -    creating new management frameworks and systems.

     Prioritizing allocation of corporate resources into strategic areas -- selectivity and concentration in structuring business portfolio.

     Effective April 1, 2002, the Company undertook a major reorganization that included introduction of an operating group system, through which a smaller number of larger groups could access more management resources. Other aspects of the reorganization included establishing two new business units dedicated to electronics and retailing and the consolidation of certain units to form the General Merchandise & Property Development Unit in the Consumer Products Segment and the Electric Machinery, Plant & Project Business Unit in the Machinery Segment. Moreover, the companies allocated their resources on their priority core businesses, which included raw material resources and energy development, and moved forward to enter and expand in IT, biotechnology, nanotechnology and venture capital investments.

     Committing to evolve business models and methods -- developing beyond the sogo shosha business model to become a "full-service matrix" trading and industrial development enterprise.

     The Company formed a new organizational unit, the Value Creation Hub within Corporate Headquarters, to centralize its capabilities in IT, FT and LT. The Value Creation Hub combines the eMitsui Business Division, which offers IT capabilities, the Corporate Development Division, which focuses on executing M & A and private equity investments, and the Transportation Logistics Unit, which provides expertise in logistics. The objective of this new organizational unit is to make the companies' cutting-edge knowledge in IT, FT and LT readily available to other operating groups and accelerate the companies' drive to become the leading "Comprehensive Business Engineering" enterprise.

     Also, as part of this initiative, the companies have allocated additional resources to strategic regions, including Asia, Central and Eastern Europe and the United States, while at the same time working to build and strengthen its global strategic alliances. Another step taken to bolster the companies' global presence and management capabilities was the formation of the Mitsui Management Academy to train the next generation of managers.

     Creation of new management frameworks and systems -- achieve the optimal balance between concentration and delegation of authority.

     In line with the Company's objective of creating "the optimal balance between concentration and delegation of authority," substantially greater authority was delegated to operating groups, enabling them to accelerate their decision-making process. Concurrently, the Company has strengthened its corporate functions, including capabilities for planning and risk management.

     Moreover, as part of instituting new management frameworks and reinforcing corporate governance systems, the Company is reviewing the role of its Board of Directors, and plans to introduce an Executive Officer system and appoint a Board of Advisors.

     In order to analyze the financial results for fiscal 2002, the companies made quantitative and qualitative improvements in their earnings structure. This resulted from the implementation of the aforementioned Medium-Term Strategic & Financial Plan. Specifically, the companies' improvements included:

     - The companies emphasized the concept of "Earning Power" as an indicator to measure trends in fundamental profitability of ongoing businesses. Earning Power is a non-GAAP measure defined and used by management. It excludes gains (losses) on sale of securities, provision for doubtful receivables and certain other items whose financial effects may fluctuate from one period to another. Earning Power is calculated by taking revenue (Gross Trading Profit minus Selling, General and Administrative Expenses) and subtracting Interest Expense, net of Interest Income plus Dividend Income, then adding Equity in Earnings of Associated Companies, Net.

     Earning Power for fiscal 2002 rose by JPY26.7 billion to JPY126.4 billion in Fiscal 2002, from JPY99.7 billion in fiscal 2001. In fiscal 2001 Earning Power increased by JPY26.9 billion to JPY99.7 billion, from JPY72.8 billion in fiscal 2000.

     - While reporting improvements in basic operating profitability, as measured by Earning Power, the companies have followed strict rules for write-downs of securities, property and equipment. This occurs when the fair value of these assets declines, and they are recognized as impaired assets. Regarding the companies' employee retirement pension plan, the companies have made an additional contribution to the employee retirement benefit trust to cover the shortfall between benefit obligations and plan assets.

     - Increasing the profitability of subsidiaries and associated companies and reviewing the performance of such companies showing net losses are continuing issues for the companies. Overall, the performances of subsidiaries and associated companies improved in fiscal 2002. In particular, equity in earnings of associated companies amounted to JPY23.8 billion in fiscal 2002, a substantial improvement over the JPY6.2 billion in fiscal 2001.


Outlook for Fiscal 2003

     This section contains forward-looking statements about future performances of the companies and should be read in light of a cautionary statement on that subject that appears on page 3 of this annual report.

     Factors supporting the companies' drive for continued gains in net income include measures taken in fiscal 2002 to enhance the quality of its assets. Another contributing factor is the expected successful transition to a transparent earnings structure wherein the companies' Earning Power will be reflected directly in its bottom line (net income) following the implementation of new policies to enable the companies to move into a new stage of growth.

     The Company believes that two more facilitating factors for achieving its quantitative objectives will be stronger revenue generation resulting from the more strategic allocation of corporate resources and the improved performance of subsidiaries and associated companies as turnaround measures become effective.

     The operating environment in fiscal 2003 will require continued monitoring and timely counter-measures. Furthermore, management anticipates significant milestones in the companies' implementation of its Medium-Term Strategic & Financial Plan.


ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

     The Company is managed by a Board of Directors and executive officers. Currently, the Company has 11 directors and 33 executive officers. The Company has announced that effective October 1, 2002, the size of its Board of Directors will be reduced from 11 directors to 8 directors. In accordance with the Company's Articles of Incorporation and Regulations of the Board of Directors, each director was elected for a term of two years ending at the close of the ordinary general meeting of shareholders relating to the last closing of accounts or until the appointment of his successor, by the holders of our common stock. Each executive officer has been appointed by the Board of Directors.

     The Board of Directors is the Company's decision-making body, and is elected by its shareholders. The Board of Directors determines the Company's basic guidelines and policies by: establishing its corporate strategy; reviewing its business plans and supervising and monitoring the activities of its executive officers.

     The executive officers are responsible for the management and supervision of the Company's corporate activities. They must follow and enforce the general guidelines and policies established by the Board of Directors and the Company's bylaws.

     The Company's executive officers consist of one President, four Executive Vice Presidents, five Senior Executive Managing Officers, eight Executive Managing Officers, eleven Senior Managing Officers and fourteen Managing Officers.

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers as of August 31, 2002 were:


Directors and Corporate Auditors

NAME                                          POSITION
--------------------------------    ----------------------------
Shigeji Ueshima.................    Chairman, Board of Directors
Shinjiro Shimizu................    Director
Nobuo Ohashi....................    Director
Retsu Imaizumi..................    Director
Jun Tashiro.....................    Director
Hiroshi Nagata..................    Director
Norio Shoji.....................    Director
Tasuku Kondo....................    Director
Katsuto Momii...................    Director
Kazumi Nakagawa.................    Director
Shoei Utsuda....................    Director
Makoto Ejima....................    Corporate Auditor
Ko Matsukata....................    Corporate Auditor
Minoru Suzuki...................    Corporate Auditor
Katsuro Hatoyama................    Corporate Auditor

     Mr. Shigeji Ushima, Chairman of the Board of Directors has announced his resignation effective September 30, 2002.

     Mr. Nobuo Ohashi will become the Chairman of the Board of Directors as of October 1, 2002.

     After resignation of Mr. Shigeji Ueshima, Mr. Shinjiro Shimizu and Mr. Jun Tashiro, they will no longer be directors of the Company. Accordingly, effective October 1, 2002, the number of Board of Directors of the Company will be reduced to 8 from 11.

     See "Item 4. Information on the Company - History and Development of the Company - Recent Developments."


Executive Officers

NAME                                                        POSITION
--------------------------------    ---------------------------------------------------------
Shinjiro Shimizu................    President and Chief Executive Officer
Nobuo Ohashi ...................    Executive Vice President; President, Consumer Products &
                                    Services Group
Retsu Imaizumi..................    Executive Vice President; President, Metal Products &
                                    Minerals Group
Jun Tashiro.....................    Executive Vice President; President, Machinery,
                                    Electronics & Information Group
Hiroshi Nagata..................    Executive Vice President; President, Chemical Group
Norio Shoji.....................    Senior Executive Managing Officer;
                                    President, Energy Group
Tasuku Kondo....................    Senior Executive Managing Officer; Chief Financial
                                    Officer, Responsible for the General Accounting Division,
                                    Finance Division and the Corporate Risk Management
                                    Division

NAME                                                        POSITION
--------------------------------    ----------------------------------------------------------
Katsuto Momii...................    Senior Executive Managing Officer; Chairman for the
                                    Americas
Kazumi Nakagawa.................    Senior Executive Managing Officer; Chief Administrative
                                    Officer, Responsible for the Personnel Division, Legal
                                    Division, General Affairs Division and Chief Compliance
                                    Officer
Shoei Utsuda....................    Senior Executive Managing Officer; Chief Strategic
                                    Officer, Responsible for the Administration Division
Junji Sato......................    Executive Managing Officer;
                                    Chief Operating Officer, Consumer Products & Services
                                    Group, General Merchandise & Property Development Unit
Yasuo Hayashi...................    Executive Managing Officer; Chief Operating Officer,
                                    Machinery, Electronics & Information Group, Electric
                                    Machinery, Plant & Project Business Unit
Toshihiko Sasahira..............    Executive Managing Officer; General Manager, Osaka Office
Haruhiko Yoshida................    Executive Managing Officer; Chief Operating Officer,
                                    Machinery, Electronics & Information Group,
                                    Communications, Transportation & Industrial Project
                                    Business Unit
Tetsuya Matsuoka................    Executive Managing Officer; Chairman and Managing
                                    Director, Mitsui & Co. Europe PLC
Masataka Suzuki.................    Executive Managing Officer; Chief Operating Officer,
                                    Consumer Products & Services Group, Textile & Fashion Unit
Genpachiro Aihara...............    Executive Managing Officer; Representative of Mitsui &
                                    Co., Ltd. in China
Yushi Nagata....................    Executive Managing Officer; Operating Officer, Machinery,
                                    Electronics & Information Group, Electric Machinery,
                                    Plant & Project Business Unit
Jun Moriyama....................    Senior Managing Officer; General Manager, Nagoya Office
Hiroshi Tada....................    Senior Managing Officer; Chief Operating Officer, Metal
                                    Products & Minerals Group, Iron & Steel Raw Materials Unit
Yasunori Yokote.................    Senior Managing Officer; Representative of Mitsui & Co.,
                                    Ltd. in Indonesia
Yoshiyuki Izawa.................    Senior Managing Officer;  Chief Operating Officer,
                                    Machinery, Electronics & Information Group, Information
                                    Business Unit
Osamu Mori......................    Senior Managing Officer; General Manager, Finance Division
Motohiro Yano...................    Senior Managing Officer; Chief Operating Officer,
                                    Chemical Group, Inorganic Chemicals Unit
Kazuya Imai.....................    Senior Managing Officer; Responsible for Finance and
                                    Corporate Risk Management

NAME                                                        POSITION
--------------------------------    ---------------------------------------------------------
Toshihiro Soejima...............    Senior Managing Officer; Chief Operating Officer,
                                    Machinery, Electronics & Information Group, Electronics
                                    Business Unit
Motonori Saeki..................    Senior Managing Officer; General Manager, IT Planning &
                                    Administration Division
Satoru Miura....................    Senior Managing Officer; Chief Operating Officer, Metal
                                    Products & Minerals Group, Iron & Steel Products Unit
Motokazu Yoshida................    Senior Managing Officer; Chief Operating Officer,
                                    Machinery, Electronics & Information Group, Motor
                                    Vehicles, Marine & Aerospace Business Unit
Junichi Matsuda.................    Managing Officer; Chief Operating Officer, Transportation
                                    Logistics Unit
Masayoshi Sato..................    Managing Officer; Chief Operating Officer, Consumer
                                    Products & Services Group, Foods Unit
Kenji Dewa......................    Managing Officer; Chief Operating Officer, Chemical
                                    Group, Petrochemicals Unit
Michio Matsuda..................    Managing Officer; Operating Officer, Machinery,
                                    Electronics & Information Group, Electric Machinery,
                                    Plant & Project Business Unit
Yoshiyuki Kagawa................    Managing Officer; Chief Operating Officer, Energy Group,
                                    Energy Business Unit
Takeshi Oyama...................    Managing Officer; General Manager, Personnel Division
Takao Sunami....................    Managing Officer; General Manager, eMitsui Business
                                    Division
Hirokazu Mizukami...............    Managing Officer; Chief Operating Officer, Consumer
                                    Products & Services Group, Retail Unit
Ken Abe.........................    Managing Officer; General Manager, Metal Products &
                                    Minerals Group, Iron & Steel Products Unit
Junichi Matsumoto...............    Managing Officer; General Manager, Corporate Planning
                                    Division
Kazuo Tasaka....................    Managing Officer; Chief Operating Officer, Metal Products
                                    & Minerals Group, Non-Ferrous Metals Unit
Shunichi Miyazaki...............    Managing Officer; General Manager, Consumer Products &
                                    Services Group, Consumer Products & Services
                                    Administrative Division
Shinjiro Ogawa..................    Managing Officer; General Manager, Machinery, Electronics
                                    & Information Group, Machinery, Electronics & Information
                                    Administrative Division
Toshimasa Furukawa..............    Managing Officer; President, Mitsui & Co., (Taiwan) Ltd.

     Mr. Shinjiro Shimizu, Director, President and Chief Executive Officer, has announced his resignation effective September 30, 2002. Mr. Shoei Utsuda will become the Director, President and Chief Executive Officer as of October 1, 2002.

     Mr. Jun Tashiro, Director, Executive Vice President and President of Machinery, Electronics & Information Group has announced his resignation effective September 30, 2002.

     Mr. Haruhiko Yoshida, Executive Managing Officer and Chief Operating Officer of Machinery, Electronics & Information Group, Communications, Transportation & Industrial Project Business Unit resigned as of September 4, 2002.

     For additional information, see "Item 4. Information on the Company - History and Development of the Company - Recent Developments."

     Shigeji Ueshima has been the Company's Chairman and Executive Director since June 28, 2000, and a member of its Board of Directors since June 26, 1987. Previously, he was President, Chief Executive Officer, Executive Vice President, Senior Executive Managing Director, Executive Managing Director, and General Manager of Corporate Planning Division of the Company for fifteen years. Mr. Ueshima received his degree from Kyoto University . Mr. Ueshima was born on August 25, 1931.

     Shinjiro Shimizu has been the Company's President and Chief Executive Officer since June 28, 2000, and a member of its Board of Directors since June 29, 1993. Previously, he was Senior Executive Managing Director, Executive Managing Director, Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc., and Chief Operating Officer of Communication, Transportation & Industrial Project Group of the Company for nine years. Mr. Shimizu received his degree from Tokyo University of Foreign Studies and Harvard Business School (Advanced Management Program). Mr. Shimizu was born on November 24, 1937.

     Nobuo Ohashi has been the Company's Executive Vice President and President of Consumer Products & Services Group since April 1, 2002, and a member of its Board of Directors since June 29, 1994. Previously, he was Executive Vice President, Senior Executive Managing Director, General Manager of Corporate Planning Division, Executive Managing Director and Chief Operating Officer of the Company's Foods Unit for eight years. Mr. Ohashi received his degree from Tokyo University. Mr. Ohashi was born on September 13, 1938.

     Retsu Imaizumi has been the Company's Executive Vice President and President of Metal Products & Minerals Group since April 1, 2002, and a member of its Board of Directors since June 29, 1994. Previously, he was Executive Vice President, Senior Executive Managing Director, Executive Managing Director, General Manager of the Company's Osaka Office and Chief Operating Officer of the Iron & Steel Raw Materials Group for eight years. Mr. Imaizumi received his degree from Kyoto University and Harvard Business School (Advanced Management Program). Mr. Imaizumi was born on July 8, 1937.

     Jun Tashiro has been the Company's Executive Vice President and President of the Machinery, Electronics & Information Group since April 1, 2002. He has also been a member of the Company's Board of Directors since June 29, 1994. Previously, he was Executive Vice President, Executive Managing Director and Chief Operating Officer of the Company's Motor Vehicles, Marine & Aerospace Business Group for eight years. Mr. Tashiro received his degree from Keio University and Harvard Business School (Program for Management Development). Mr. Tashiro was born on May 18, 1939.

     Hiroshi Nagata has been the Company's Executive Vice President and President of the Chemical Group since April 1, 2002. He has also been a member of our Board of Directors since June 27, 1996. Previously, he was the Senior Executive Managing Director, Executive Managing Director, Managing Director of Mitsui & Co. Europe PLC, Managing Director of Mitsui & Co. UK PLC and Chairman of Mitsui & Co. International (Europe) B.V. for six years. Mr. Nagata received his degree from Waseda University and Harvard Business School (Program for Management Development). Mr. Nagata was born on February 22, 1941.

     Norio Shoji has been the Company's Senior Executive Managing Officer and President of the Energy Group since April 1, 2002. He has also been a member of our Board of Directors since June 27, 1996. Previously, he was Senior Executive Managing Director, Executive Managing Director and Chief Operating Officer of the Company's Energy Group for six years. Mr. Shoji received his degree from Keio University. Mr. Shoji was born on September 17, 1940.

     Tasuku Kondo has been the Company's Senior Executive Managing Officer and Chief Financial Officer, Responsible for General Accounting Division, Finance Division and Corporate Risk Management Division since April 1, 2002. He has also been a member of our Board of Directors since June 27, 1996. Previously, he was the Executive Managing Director and Director of the Company for six years. Mr. Kondo received his degree from Tokyo University. Mr. Kondo was born on August 12, 1942.

     Katsuto Momii has been the Company's Senior Executive Managing Officer, Chairman for the Americas and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc. since April 1, 2002. He has also been a member of the Company's Board of Directors since June 27, 1997. Previously, he was Executive Managing Director, Chairman for the Americas, President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc., Director and Chief Operating Officer of the Iron & Steel Raw Materials Group for five years. Mr. Momii received his degree from Kyushu University and Harvard Business School (Program for Management Development). Mr. Momii was born on March 4, 1943.

     Kazumi Nakagawa has been the Company's Senior Executive Managing Officer and Chief Administrative Officer, responsible for Personnel Division, Legal Division, General Affairs Division and Chief Compliance Officer since April 1, 2002. He has also been a member of the Company's Board of Directors since June 27, 1997. Previously, he was Executive Managing Director, General Manager of Osaka Office, Director and General Manager of the Personnel Division for five years. Mr. Nakagawa received his degree from Keio University. Mr. Nakagawa was born on April 9, 1941.

     Shoei Utsuda has been the Company's Senior Executive Managing Officer and Chief Strategic Officer, responsible for Administration Division since April 1, 2002. He has also been a member of the Company's Board of Directors since June 27, 1997. Previously, he was the Executive Managing Director, General Manager of Corporate Planning Division, Director and Chief Operating Officer of the Electronics and Information Business Group for five years. Mr. Utsuda received his degree from Tokyo University. Mr. Utsuda was born on February 12, 1943.

     Makoto Ejima has been the Company's Corporate Auditor since June 27, 2002. Previously, he was the Executive Vice President, Senior Executive Managing Director, Executive Managing Director, General Manager of the Company's Osaka Office, Director and Chief Operating Officer of the Non-Ferrous Metals Group for ten years. Mr. Ejima received his degree from Tokyo University and Harvard Business School (Program for Management Development). Mr. Ejima was born on April 23, 1937.

     Ko Matsukata has been the Company's Corporate Auditor since June 27, 1996. He was Vice Chairman of Mitsui Marine and Fire Insurance Co., Ltd. prior to April 1996. Mr. Matsukata received his degree from Keio University. Mr. Matsukata was born on March 27, 1933.

     Minoru Suzuki has been the Company's Corporate Auditor since June 26, 1998. He was President of Sakura Securities Co., Ltd. prior to June 1998. Mr. Suzuki received his degree from Tokyo University. Mr. Suzuki was born on March 14, 1932.

     Katsuro Hatoyama has been the Company's Corporate Auditor since June 28, 2000. He was the General Manager of General Accounting Division of Osaka Office prior to June 2000. Mr. Hatoyama received his degree from Tokyo University. Mr. Hatoyama was born on January 10, 1944.

     There is no family relationship between any Director or Corporate Auditor. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director or a Corporate Auditor.


COMPENSATION

     The aggregate amount of compensation, including benefits from Directors' and Auditors' Pension Plan, paid to Directors and Corporate Auditors during the Company's fiscal year ended March 31, 2002, was JPY2,026 million.

     In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a retirement allowance, which is subject to the approval by shareholders at the Company's general meeting. The amount of the retirement allowance generally reflects the number of years of service, rank at the time of retirement, special contributions to the companies' performance and other similar factors.

     Retirement allowances, including benefits from Directors' and Auditors' Pension Plan, paid to retired individual Directors and Corporate Auditors totaled JPY1,040 million which was included in the above aggregate compensation, as was JPY95 million in annual bonuses paid to Directors during the year ended March 31, 2002.

     The balance of the amount set aside by the Company for Directors' and Auditors' Pension Plan to provide part of pension benefit to the retired Directors and Corporate Auditors is JPY690 million as of March 31, 2002.

     Since the retirement allowance is subject to the approval of shareholders at the Company's general meeting, there are no amount accrued for the Directors and Corporate Auditors as of March 31, 2002.


BOARD PRACTICES

     The information set forth in "Item 6. Directors, Senior Management and Employee -- Directors and Executive Officers," is incorporated into the section by reference.

     The Company's Directors and Corporate Auditors are elected at the general meetings of shareholders. In accordance with the Company's Articles of Incorporation, Regulations of the Board of Directors and Regulations of the Corporate Auditors, the normal term of office for its Directors is two years and for its Corporate Auditors is three years(1). However, they may serve any number of consecutive terms. The following table sets forth the Company's Directors' and Corporate Auditors' terms of office as of June 30, 2002.

(1) In accordance with amendments of the Japanese Commercial Code, the normal term of Corporate Auditors who are elected at an ordinary general meeting of shareholders held with respect to the first closing of accounts of the financial year ending on and after May 1, 2002, is to be four years.

                                                DATE OF
                                             EXPIRATION OF     LENGTH OF TIME SERVED IN OFFICE   SHAREHOLDINGS AS
                                            CURRENT TERM OF         (FROM APPOINTMENT TO                OF
                                                OFFICE                   JUNE 2002)               JUNE 30, 2002
                                            ---------------    -------------------------------   ----------------
DIRECTOR:
  Shigeji Ueshima(2)...................        June 2003                  15 years                       71,455
  Shinjiro Shimizu(2)..................        June 2003                   9 years                       19,700

                                                DATE OF
                                             EXPIRATION OF     LENGTH OF TIME SERVED IN OFFICE   SHAREHOLDINGS AS
                                            CURRENT TERM OF         (FROM APPOINTMENT TO                OF
                                                OFFICE                   JUNE 2002)               JUNE 30, 2002
                                            ---------------    -------------------------------   ----------------
  Nobuo Ohashi.........................        June 2004                   8 years                       26,000
  Retsu Imaizumi.......................        June 2004                   8 years                       16,250
  Jun Tashiro(2).......................        June 2004                   8 years                       16,562
  Hiroshi Nagata.......................        June 2004                   6 years                       12,000
  Norio Shoji..........................        June 2004                   6 years                       18,283
  Tasuku Kondo.........................        June 2004                   6 years                       16,000
  Katsuto Momii........................        June 2003                   5 years                       12,163
  Kazumi Nakagawa......................        June 2003                   5 years                       40,330
  Shoei Utsuda.........................        June 2003                   5 years                       16,103
CORPORATE AUDITOR:
  Makoto Ejima.........................        June 2005          Less than 1 year                       40,900
  Ko Matsukata.........................        June 2005                   6 years                        8,000
  Minoru Suzuki........................        June 2004                   4 years                       15,000
  Katsuro Hatoyama.....................        June 2003                   2 years                        4,271
                                                                                                        -------
Total.........................................................................................          333,017
                                                                                                        =======

(2) Mr. Shigeji Ueshima, Mr. Shinjiro Shimizu and Mr. Jun Tashiro have resigned their respective positions with the Company effective September 30, 2002. See "Item 6. Directors, Senior Management and Employees - Directors and Executive Officers."

     The Company's Directors have not entered into any service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

     The Articles of Incorporation of the Company provide that the Board of Directors shall elect from among its members Representative Directors, one of whom shall be the President. Under the Commercial Code of Japan, each of the Representative Directors has statutory authority and power to represent and act on behalf of the Company in all respects.

     The Corporate Auditors of the Company are not required to be and are not certified public accountants. However, at least one of the Corporate Auditors(3) should be a person who has not been a director, general manager or employee of the Company or any of its subsidiaries during the five-year period(4) prior to his election as a Corporate Auditor. Each Corporate Auditor has the statutory duty to examine the financial statements, in collaboration with independent certified public accountants, and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration by the Directors of the Company's affairs. Corporate Auditors are entitled to participate in meeting of the Board of Directors but are not entitled to vote.

(3) In accordance with amendments of the Japanese Commercial Code, the number of external Corporate Auditors after the conclusion of the first ordinary general meeting of shareholders held with respect to financial years ending on and after May 1, 2005, is required to be at least half the number of Corporate Auditors of a large company.

(4) In accordance with the same amendment as (3) , an external Corporate Auditor who is elected at the first ordinary general meeting of shareholders held with respect to financial years ending on and after May 1, 2005, is defined as any person who has not at any time been an employee, manager or director of the Company or of any of its subsidiaries.

     The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his opinion in the audit report if his opinion is different from the opinion expressed in the independent auditors' report. The Board of Corporate Auditors is empowered to establish audit principles, methods of examination by the Corporate Auditors of the Company's affairs and financial position and other matters concerning the performance of the Corporate Auditors' duties. The Corporate Auditors may not at the same time be Directors, managers or employees of the Company or any of its subsidiaries.


EMPLOYEES

     As of the years ended March 31, 2002, 2001 and 2000, Mitsui & Co. Ltd. and its subsidiaries had 36,116, 33,712 and 31,250, employees respectively (including temporary employees). The average number of temporary employees during the year ended March 31, 2002 was 7,185.

     The following table sets forth the number of employees by operating segment as of the years ended March 31, 2002, 2001 and 2000.

                                                                  YEAR ENDED MARCH 31,
                                                             ------------------------------
                                                              2002        2001        2000
                                                             ------      ------      ------
OPERATING SEGMENT:
Metals.................................................       4,213       3,922       3,981
Machinery..............................................       4,268       4,003       5,274(1)
Electronics & information..............................       1,919       1,424            (1)
Chemicals..............................................       2,742       3,595       4,465(2)
Energy.................................................       1,349         841            (2)
Consumer products......................................       9,242       8,397       7,649
Domestic branches and offices..........................       3,309       3,242       3,781
Americas...............................................       2,567       2,130       1,127
Europe.................................................       1,263       1,196       1,116
Other overseas areas...................................       3,064       2,811       2,987
Corporate..............................................       2,180       2,151         870
                                                             ------      ------      ------
Total..................................................      36,116      33,712      31,250
                                                             ======      ======      ======

(1) The segments "Machinery" and "Electronics & information" were organized into separate groups in the year ended March 31, 2001. Therefore, the number of employees for each reportable segment is not available for the year ended March 31, 2000.

(2) The segments "Chemicals" and "Energy" were organized into separate groups in the year ended March 31, 2001. Therefore, the number of employees for each reportable segment is not available for the year ended March 31, 2000.

     The companies consider the relationship between management and their labor unions to be good.

SHARE OWNERSHIP

Directors and Corporate Auditors

     As of June 30, 2002, the members of the Company's Board of Directors and Corporate Auditors held as a group, 357,526 shares of the Company's common stock, representing 0.02% of the shares outstanding. This number of shares includes 24,509 shares held by Mitsui Executives' Shareholding Association.

     None of the Company's Directors nor Corporate Auditors is the beneficial owner of more than 1% of the Company's Common Stock. The number of shares held by the Company's directors and corporate auditors, on an individual basis, is set forth in Item 6. Directors, Senior Management and Employees - Board Practices, and is incorporated herein by reference.


Employees Shareholding Association

     The Company currently operates an Employees' Shareholding Association (hereinafter, "Association") which, as of June 30, 2002, has 3,689 employee member participants.

     Employee members declare the amount to be deducted monthly from their salary to be used to purchase Company's shares (common stock) through the Association. Employee members receive from the Company a monthly subsidy equivalent to 10% of the declared amount, such that they may purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Association. Employee members are able to sell part of the shares that have been reserved for them under Association's plan, in the multiples of 1,000 shares, once every month. As of June 30, 2002, the total amount of shares having voting rights owned by the Association was 14,799,502, representing 0.93% of the total shares issued and outstanding.

     The Company does not have any other arrangements for involving its employees in the capital of the Company, including any arrangement that involves the issue or grant of options, shares or securities of the Company.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

     As of March 31, 2002, there were 1,583,674,837 shares of Common Stock issued (including 494,860 shares of the treasury stock), of which 4,159,840 shares were in the form of ADRs and 44,032,093 shares were held of record in the form of Common Stock by residents in the United States. The number of registered ADR holders was 46, and the number of registered holders of shares of Common Stock in the United States was 112.

     Japan Trustee Service Bank, Ltd. (owns 102,625,000 shares, 6.48%) and The Mitsubishi Trust and Banking Co. (owns 85,118,000 shares, 5.37%) are shareholders that are the beneficial owners of 5% or more of the Company's voting securities as of March 31, 2002. The following table shows the Company's major shareholders as of March 31, 2002.

                                                                                          PERCENTAGE OF
                                                              SHARE OWNERSHIP              OUTSTANDING
NAME                                                      (IN THOUSANDS OF SHARES)           SHARES
----                                                      ------------------------        -------------
Japan Trustee Services Bank, Ltd. (trust account).....            102,625                     6.48%
The Mitsubishi Trust and Banking Co. (trust account)..             85,118                     5.37
Sumitomo Mitsui Banking Corporation...................             76,570                     4.83
The Chuo Mitsui Trust and Banking Company, Limited....             61,597                     3.88
Mitsui Mutual Life Insurance Co.......................             57,411                     3.62
The Fuji Bank Ltd.....................................             56,400                     3.56
The Bank of Tokyo-Mitsubishi, Ltd.....................             47,781                     3.01
UFJ Trust Bank Limited (trust account)................             44,418                     2.80
Nippon Life Insurance Co..............................             37,859                     2.39
Mitsui Sumitomo Insurance Co., Ltd....................             33,600                     2.12

     On April 1, 2002, the Company's 56,400,318 shares (3.56%) which were owned by The Fuji Bank, Ltd. were transferred to Mizuho Corporate Bank due to split and merger of Mizuho Group.

     On April 1, 2001, The Sakura Bank, Ltd. merged with The Sumitomo Bank, Ltd. and became Sumitomo Mitsui Banking Corporation. The Sakura Bank, Ltd. and The Sumitomo Bank, Ltd. owned 79,183,000 shares, representing 4.99% of the total shares outstanding as of March 31, 2001.

     On June 20, 2000, The Daiwa Bank, Ltd. and The Sumitomo Trust & Banking Co., Ltd. jointly set up Japan Trustee Services Bank, Ltd. to combine their securities processing businesses. Japan Trustee Services Bank, Ltd. (trust account) became a major shareholder of the Company on that date.

     There were no other significant change in share ownership held by any major shareholders during the past three years.

     The voting rights of the Company's major shareholders do not differ from the voting rights of other shareholders.

     To the knowledge of the Company, the companies are not directly or indirectly owned or controlled by any other corporations, by any foreign government or by any other natural or legal persons severally or jointly.

     The Company knows of no arrangements which may, at a subsequent date, result in a change in control of the Company.


RELATED PARTY TRANSACTIONS

     The companies, in conducting their business operations involving a broad range of products throughout the world, have formed alliances with leading partner companies in Japan and overseas, including manufacturers and companies in the raw materials resources fields, including energy and ferrous materials. In addition to investing in associated companies in which the companies are minority shareholders, companies conduct selling and purchasing transactions of various products on a continuing basis with such associated companies.

     The following tables set forth information regarding account balances and transactions with associated companies:

                                                               AS OF MARCH 31,
                                                         --------------------------
                                                            2002            2001
                                                         ----------      ----------
                                                            (IN MILLIONS OF YEN)
Accounts receivable, trade .....................         JPY152,537      JPY189,945
Advances to associated companies ...............             98,490         109,392
Accounts payable, trade ........................             68,926          62,456

                                                 FOR THE YEAR ENDED MARCH 31,
                                           ----------------------------------------
                                              2002           2001           2000
                                           ----------     ----------     ----------
                                                     (IN MILLIONS OF YEN)
Sales transactions ................        JPY840,041     JPY838,385     JPY783,762
Purchase transactions .............           780,872        657,540        642,462


     Dividends received from associated companies for the years ended March 31, 2002, 2001 and 2000 amounted to JPY9,590 million, JPY7,876 million and JPY7,136 million, respectively.

     In furtherance of their trading activities, it is customary practice for the companies to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2002, the aggregate amount of loans (including guarantees of any kind) relating to associated companies was JPY195,791 million. The largest amount outstanding as of March 31, 2002 was JPY34,928 million to P.T. Paiton Energy Co., which owns and operates a coal-fired power plant in East Java, Indonesia. The loan was mainly from Paiton Power Financing B.V., which is a wholly owned subsidiary of the Company engaged in the financing for PT. Paiton Energy. The interest rate on the loan was determined on an arm's length transaction basis. Other major loans to associated companies are related to the projects in the development of natural resources jointly invested with other partners.

     In the ordinary course of their business, the companies have transactions with various organizations with which certain of the Company's Directors are associated but, except as described in this report, no material transactions have been entered into for the three-year period ended March 31, 2002.

     As of March 31, 2002, no person was the beneficial owner of more than 10% of the Company's Common Stock which might give that individual significant influence over the companies.

     For additional information, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and Capital Resources -- Transactions with Related Parties."

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

     Our audited consolidated financial statements as of March 31, 2002 and 2001 and for each of the three years ended March 31, 2002, 2001 and 2000 are included elsewhere in this annual report.

EXPORT SALES

     The companies' total revenue--gross trading profit from export transactions constitutes a significant portion of the companies' total revenue--gross trading profit. The total amount of revenue--gross trading profit from export transactions for the year ended March 31, 2002 was JPY85,645 million or 15% of total revenue--gross trading profit of JPY554,120 million.

     For additional information on export sales volume, see "Item 5. Operating and Financial Review and Prospects -- Operating Results -- Total Trading Transactions."


LEGAL PROCEEDINGS

     Various legal proceedings are pending against the Company in respect to contractual obligations and other matters arising in connection with the conduct or the alleged conduct of the Company's business. Based upon the information currently available to the Company, the management of the Company believes that the outcome of such legal proceedings will not have a material effect on the Company's consolidated financial position or profitability.

     Settlement of Louisiana Class Action. Mitsui & Co (U.S.A.), Inc. ("Mitsui USA"), a wholly owned subsidiary of the Company, had been a defendant in a class action lawsuit filed in Louisiana in September 1987 arising out of a chemical leak and resulting tank car fire in New Orleans. In October 1999, Mitsui USA and certain other defendants entered into a settlement agreement with the plaintiffs, which was approved by the trial court in March 2000 and the settlement became final in January 2001. The settlement did not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

     Antitrust Suits Against Mitsui USA and Novus International. Since July 1999, the Company, Mitsui USA and Novus International, Inc., a consolidated subsidiary of the Company, have been defendants in series of lawsuits filed in California and some other states of the U.S. by methionine purchasers, who in claiming that there was a violation of the U.S. antitrust laws regarding methionine, an animal feed additive. In May 2002, the Company, Mitsui USA and Novus reached an agreement for settlement with a substantial number of the plaintiffs, pursuant to which Novus paid U.S.$35 million as settlement amount. Such settlement agreement was approved by the court in August 2002. Novus agreed to pay US$2.8 million in addition to US$35 million (total: US$37.8 million), as the result of the mediation about allocation of the settlement amounts among the co-defendants. The settlement does not have a significant adverse effect on the Company's consolidated financial position, results of operations or cash flows.

     Criminal proceedings relating to Kunashiri bid-rigging allegations. On July 3, 2002, Japanese authorities arrested three employees of the Industrial Systems Division of the Company, based on allegations that in 2000 they had interfered in the bidding process for the construction of a power generation facility on the Russian-held island of Kunashiri. On July 24, 2002, the Tokyo District Public Prosecutor's Office indicted two of these individuals, the General Manager of the Fourth Project Department and the Manager of the Third Project Department. The Company is cooperating fully with the Japanese authorities responsible for the criminal proceedings. The Company is not a defendant and does not anticipate becoming named as a defendant under such criminal proceedings. However, given the circumstances, the Company has decided to refrain from bidding in government Official Development Assistance projects for at least three months following July 11, 2002.

     In order to express the Company's regret over the alleged misconduct of its employees, senior officials of the Company, including Mr. Shigeji Ueshima, the Chairman of its Board of Directors, and Mr.

Shinjiro Shimizu, the President and Chief Executive Officer, have announced their resignations effective September 30, 2002. See "Item 4. History and Development of the Company--Recent Developments--Matters Relating to Kunashiri Bid-rigging Allegations." At this time the Company is not able to estimate the potential adverse effects that the above developments may have on its future operating results or financial condition.

DIVIDEND POLICY

     At the ordinary general meeting of shareholders held on June 27, 2002, a year-end cash dividend was approved at the rate of JPY4 per share of the Company. The Company had already paid JPY4 per share to each shareholder as an interim dividend, which was declared on November 14, 2001, accordingly the annual cash dividend per share was JPY8.

     The payment of any future dividends will depend on the Company's earnings, financial condition, future earnings prospects and other factors.

     See "Item 10. Additional Information--Memorandum and Articles of Associations."

SIGNIFICANT CHANGES

     There has not been any significant changes since the date of the latest annual financial statements included herein.


ITEM 9.  THE OFFER AND LISTING

OFFER AND LISTING DETAILS

     The primary market for the Company's Common Stock is the Tokyo Stock Exchange ("TSE"). The Common Stock is traded on the First Section of the TSE and is also listed on four other stock exchanges in Japan (Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges).

     The Company's ADSs, each representing 20 shares of Common Stock, are traded on the National Market of NASDAQ under the symbol MITSY. In addition, the Company's Common Stock is listed on the Luxembourg Stock Exchange, in the form of European Depositary Receipts, each representing 20 shares; on the Frankfurt Stock Exchange, in the form of co-ownership shares, each representing 1 share, in Global Bearer Certificates; and on the Amsterdam Stock Exchange through the Amsterdam Securities Account System.

     There may from time to time be a differential between the Common Stock's price on exchanges outside the United States and the market price of ADSs in the United States. The majority of the Company's stock traded outside of Japan is traded on the National Market of NASDAQ.

     ADRs, each evidencing one or more ADSs, were originally issued pursuant to a Deposit Agreement in May 1963, as amended from time to time, among the Company, Citibank N.A. of New York as Depositary, and the holders of ADRs.

     The following table sets forth for the periods indicated the reported high and low sales prices of the Company's Common Stock on the TSE, and the reported high and low bid price quotations for ADS on the National Market of NASDAQ:

                                                 TSE                NASDAQ
                                         ------------------  -------------------
                                         PRICE PER SHARE OF
                                            COMMON STOCK        PRICE PER ADS
                                                (YEN)            (DOLLARS)(1)
                                         ------------------  -------------------
                                           HIGH      LOW       HIGH         LOW
                                         --------  --------  -------     -------
Year ended March 31:
     1998 ..........................     JPY1,140  JPY639    $194.00     $ 99.00
     1999 ..........................          874     480     137.50       77.00
     2000 ..........................        1,019     670     164.75      122.38
     2001 ..........................          851     605     161.50       98.00
     2002 ..........................          926     575     152.13       91.00

Year ended March 31, 2001:
     First quarter .................     JPY  851  JPY720    $161.50     $136.25
     Second quarter ................          806     672     155.50      124.00
     Third quarter .................          749     649     136.00      122.00
     Fourth quarter ................          730     605     128.50       98.00

Year ended March 31, 2002:
     First quarter .................     JPY  846  JPY641    $138.90     $106.00
     Second quarter ................          926     628     152.13      106.00
     Third quarter .................          762     575     125.75       91.00
     Fourth quarter ................          829     627     126.25       96.10

Year ended March 31, 2003:
     First quarter .................     JPY  910  JPY756    $146.75     $113.50

Month of:
     March 2002 ....................     JPY  829  JPY760    $126.25     $114.13
     April 2002 ....................          821     756     126.50      113.50
     May 2002 ......................          910     816     146.75      127.00
     June 2002 .....................          881     770     139.00      123.74
     July 2002 .....................          825     611     135.00      106.15
     August 2002 ...................          696     620     115.00      102.88

     On September 18, 2002, the closing sales price per share of the Company's common stock on the TSE was JPY638,and the closing sales price per share of the Company's ADS on the NASDAQ National Market was U.S.$106.00.

(1) All fractional figures of the prices of ADS are rounded to the nearest two decimal points.

MARKETS

     See "Item 9. The Offering and Listing--Offering and Listing Details."

ITEM 10.     ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

     Organization

     The Company is a corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (the "Commercial Code"). It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau and several other registry offices of the Ministry of Justice.

     Objects and Purposes

     Article 2 of the Articles of Incorporation of the Company provides that its objects are to engage in the following business:

A. Foreign trading business, purchasing and selling business, wholesaling business, agency business and brokerage business, relating to the following commodities:

     a. Ferrous and non-ferrous metals and their raw materials and manufactured goods, and minerals.

     b.   Coal, petroleum, natural gas and other fuels and their by-products.

     c. All kinds of machines and appliances (including measuring instruments and medical apparatus), equipment including manufacturing equipment, communications equipment and antipollution equipment, rolling stock and vehicles, ships and boats, aerospace equipment and aircraft, and parts for the foregoing.

     d. All kinds of chemical products, salt, fertilizers, high-pressure gas, explosives, pharmaceuticals (including medicines, non-medicinal drugs, medicine for veterinary use, narcotics, powerful poison and poison), radio isotope, toilet preparations and their raw materials.

     e. Cereals, sugar, oils and fats, feeds and their raw materials; livestocks, agricultural, dairy and marine products, processed foods, alcoholic beverage and other foodstuffs and drinks.

     f.   All kinds of textile products and their raw materials.

     g.   All kinds of fur products and raw fur.

     h.   Lumber, cement and other building materials.

     i. Rubber, pulp, paper and their manufactured goods; tobacco, cigars, cigarettes and sundry goods.

     j.   Industrial water and drinking water.

B. Exploration, development, manufacturing, processing, scrapping and recycling business relating to the above-mentioned commodities.

C. Acquisition, planning, preservation, utilization and disposition of copyrights, patent right, other intellectual property rights, know-how, system technology, and other software and acting as intermediary in such transactions.

D. Information processing and supply, telecommunications business, broadcasting business, advertising business, publishing business, translation, and production and sales of audio and visual copyright products.

E.   Forestry business, sawing business and lumber processing business.

F.   Movable assets leasing business.

G.   Secondhand goods business.

H. Freight forwarding and agency business, marine transportation business, shipping agency business and warehousing business.

I. Intermediary business for life insurance, non-life insurance and also for insurance under the Automobile Liability Law.

J. Business as contractor, designer and supervisor for various construction works.

K. Acquisition, disposition, leasing, utilization in any other manner and development of real estates and acting as intermediary in such transactions.

L.   Surveying and researching business relating to land, sea and sky.

M. Investment in, purchasing, selling and handling as intermediary of negotiable instruments, etc.

N. Lending moneys, guaranteeing and assuming debts, engaging in the sale and purchase of various credits, dealing in foreign exchange transactions, and conducting any other financing business.

O. Operation and management of medical facilities, sports facilities and restaurants, and hotel business and travel business.

P.   Planning, administration and implementation of various events.

Q.   Temporary personnel placement service business.

R.   Maintenance and management of buildings.

S. Business as commodities investment dealer and commodities investment adviser.

T.   Generation and supply of electricity.

U.   Provision of accountancy services.

V.   Consultancy business relating to the foregoing items.

W.   Other lines of business relating to any of the foregoing items.

Directors

     The Company's Articles of Incorporation do not have provisions with respect to: (a) a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested; (b) the Director's power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) the borrowing powers exercisable by the Directors and how such borrowing powers can be varied; (d) the retirement or non-retirement of Directors under an age limit requirement, or (e) the number of shares, if any, required for Director's qualification.

     Under the Commercial Code, unless approved by the Board of Directors, the Directors must refrain from effecting any transaction with the Company on his or her behalf or on that of a third person or otherwise effecting with a person other than the Director a transaction in which interests are contrary between the Company and the Director, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The total amounts of remuneration to Directors and that to Corporate Auditors are subject to the approval of the general meeting of shareholders and within such authorized amounts, the Board of Directors and the Board of Corporate Auditors are respectively authorized to determine the compensation to each Director and Corporate Auditor.


     The Commercial Code specifically requires the approval of the Board of Directors for the Company to borrow a large amount of money. The Commercial Code does not specifically provide for what constitutes a "large" amount in these contexts. It has been the general practice of the Company's Board of Directors to adopt an individual resolution for a borrowing in excess of certain amount determined by the Board of Directors to be a "large" amount for the Company. The Commercial Code has no provision with respect to: retirement or non-retirement of directors under an age limit requirement; and the Commercial Code prohibits any corporation from requiring a qualification share for a Director.

Common Stock

     Set forth below is information relating to the Company's Common Stock, including brief summaries of the relevant provisions of the Company's Articles of Incorporation and Share Handling Regulations adopted by the Company's Board of Directors, as currently in effect, and of the Commercial Code and related legislation.

     Authorized capital

     Article 5 of the Articles of Incorporation of the Company provides that the total number of shares authorized to be issued by the Company is two billion five hundred million (2,500,000,000) shares.

     Under the Company's Articles of Incorporation, currently in effect, only shares of Common Stock are issuable and 1,583,674,837 shares of Common Stock (including treasury stock of 494,860 shares) were issued, fully paid as of March 31, 2002.

     Dividends

     The Articles of Incorporation of the Company provide that dividends, if any, shall be paid to shareholders, beneficial shareholders or pledgees of record as of the end of the fiscal year of the Company, i.e. March 31. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to the Corporate Auditors of the Company and to independent certified public accountants and then submitted for approval to shareholders at the ordinary general meeting, which is normally held in June of each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors. In addition to year-end dividends, the Board of Directors may, by its resolution, declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an "interim dividend") to shareholders, beneficial shareholders or pledgees of record as of each September 30, without shareholders' approval, but subject to the limitations described below.

     The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the aggregate amount of capital surplus and legal reserve reaches one-quarter of its stated capital. Under the Commercial Code, the Company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

          (i)   its stated capital;

          (ii)  its capital surplus;

          (iii) its accumulated legal reserve;

          (iv) the legal reserve to be set aside in respect of the fiscal period concerned;

          (v) the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above; and

          (vi) if certain assets of the Company are stated at market value pursuant to the provisions of the Commercial Code, the aggregate amount by which their market value exceeds acquisition cost.

     In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of the Company's accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vi) above. In addition, if the Company's shareholders have adopted a resolution for its purchase of its own shares, the total amount of purchase price authorized by such resolution shall, whether or not such purchase has been effected, be deducted from the amount available for interim dividend. The resolution of the Company's ordinary general meeting of shareholders held on June 27, 2002 authorizes the Company to acquire up to 70,000,000 shares and JPY70,000 million by the closing of the Company's ordinary general meeting of shareholders held in 2003.

     Under certain loan agreements with government-owned banks, the lenders may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the lenders' review and approval before presentation to the shareholders. Certain of such agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the Company is able to reduce such loans through increased earnings or through the proceeds from the sale of Common Stock or bonds and notes. During the fiscal years ended March 31, 2002 and 2001, the Company did not receive any such requests, and there is no expectation that any such requests will be made.

     In Japan the "ex-dividend" date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

     Under its Articles of Incorporation, the Company is not obligated to pay any dividends or interim dividends which are left unclaimed for a period of three years after the date on which they first became payable.

Shareholders' Meetings

     The Company normally holds its ordinary general meeting of shareholders in June of each year in Tokyo, Japan. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks advance notice to shareholders.

     Under the Commercial Code, notice of a shareholders' meeting setting forth the place, time, purpose thereof and providing a summary of the matters to be acted upon, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for any ordinary general meeting of shareholders is March 31.

     Any shareholder or group of shareholders holding at least 3% of the total outstanding voting rights, for a continuous period of six months or longer, may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders' meeting is convened promptly or a convocation notice of a meeting which is to be held not later than six weeks (or eight weeks after April 1, 2003, the effective date of amendments to the Commercial Code) from the day such demand is dispatched, the requiring shareholders may, upon obtaining court approval, convene such shareholders' meeting.

     Any shareholder or group of shareholders holding at least 300 voting rights, or one percent of the total outstanding voting rights, for a continuous period of six months or longer, may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks (after April 1, 2003, this will be changed to eight weeks pursuant to amendments to the Commercial Code) prior to the date set for such meeting.

     To attend a shareholders' meeting in person or by proxy, shareholders must provide proof of identity upon request. Shareholders may be represented by proxies in writing appointed for the meeting. The representative must be a shareholder of the Company holding voting rights. The President of the Company acts as chairman of the general meeting of shareholders pursuant to the Articles of Incorporation of the Company.

Voting rights

     A shareholder is entitled to one vote per unit subject to the limitations on voting rights set forth in the following paragraph and '("Unit" share system)--Voting rights under the unit share system' below. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Commercial Code and the Company's Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by the Company, may not exercise its voting rights with respect to shares of the Company that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also shareholders of the Company holding voting rights. The Company's shareholders also may cast their votes in writing.

     The Commercial Code provides that in order to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders resolution, any offering of new shares at a "specially favorable" price (or any offering of the rights to subscribe for, or acquire the shares of the Company at a "specially favorable" conditions) to any persons other than shareholders, the quorum shall be a majority of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the meeting is required (the "special shareholders resolutions"); provided that any amendment to the Articles of Incorporation reducing the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, as set forth in '("Unit" share system)--Voting rights under the unit share system.'

Subscription rights

     Holders of the Company's shares of Common Stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a "specially favorable" price mentioned under "(Voting rights)" above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiration thereof at least two weeks prior to the date on which such rights expire.

     Under the amendments to the Commercial Code which became effective on April 1, 2002, the Company may also issue the rights to subscribe for or acquire the shares of the Company. Subscription rights and the rights to subscribe for or acquire shares may be made transferable or nontransferable by the Board of Directors. Whether or not the Company will make such rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings.

Liquidation rights

     In the event of a liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective number of shares of Common Stock held.

Record date

     March 31 is the record date for the Company's year-end dividends. The shareholders and beneficial shareholders who are registered as the holders of the number of shares constituting 1 unit or more whole units in the Company's register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders' voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, the Company may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

Repurchase by the Company of its Common Stock

     Except as otherwise permitted by the Commercial Code, in order for the Company to purchase its own shares a resolution of shareholders at an ordinary general meeting is required with respect to (i) the total number of shares and the total acquisition price which the Company may purchase during the period ending the conclusion of the next ordinary general meeting of shareholders, and
(ii) if the purchase(s) is/are to be made from a specified person or persons, the identity of such person(s). The total amount of purchase price referred to above cannot exceed the amount which can be distributed as dividends as described under "(Dividends)" above less the sum of dividends to be approved by such ordinary general meeting of shareholders and the amounts to be transferred to stated capital. The shareholders resolution for (ii) above shall be by a special shareholders resolution and any shareholder who received a convocation notice of the general meeting of shareholders where the resolution on item (ii) above is sought may require the Company in writing not later then five days prior to the date set for the meeting to include him/her as the seller of his/her shares in the proposed purchase. Any purchase by the Company of its shares pursuant to the shareholders resolutions except in the case of (ii) above should be made either on the stock exchange or by way of tender offer. Shares so purchased may be retired by a resolution of the Board of Directors or held by the Company as treasury shares.

     The Company may acquire its own shares in response to a shareholder's request for purchase of his/her shares representing less than 1 unit. See '("Unit" share system)--Repurchase by the Company of shares constituting less than a full unit' below.

Transfer of shares

     Under the Commercial Code, the transfer of Shares is effected by delivery of share certificates but, in order to assert shareholders' rights against the Company, the transferee must have its name and address registered on the Company's register of shareholders. For this purpose, shareholders are required to file their names, addresses and seal with The Chuo Mitsui Trust and Banking Company, Limited which is the transfer agent for Shares of the Company. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan.

     The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the Shares. Pursuant to this system, a holder of Share is able to choose, at his discretion, to participate in this system and all certificates of Shares elected to be put into this system are deposited with the Japan Securities Depository Center, Inc. ("JASDEC") (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such Shares are registered in the name of JASDEC, on the Company's register of shareholders. Each participating shareholder ("beneficial shareholder") will, in turn, be registered in the register of beneficial shareholders of the Company and be treated in the same way as shareholders registered on the Company's register of shareholders. In connection with the transfer of Shares held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions shall have the same effect as delivery of share certificates.

"Unit" share system

     Pursuant to the Commercial Code, the Company has adopted 1,000 shares (50
ADSs) as 1 unit of shares. This unit share system is called
"tangen-kabu-system."

     Any amendment to the Articles of Incorporation reducing the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by a resolution of the Board of Directors rather than by a special shareholders resolution. The number of shares constituting 1 unit cannot exceed 1,000 or one two-hundredth (1/200) of all issued shares.

Voting rights under the unit share system

     Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Share certificates for less than a unit of shares

     Under the Article of Incorporation of the Company, except as otherwise provided in the Share Handling Regulations, the Company will not issue share certificates for less than a unit of shares. Thus, unless the Company's Board of Directors takes a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision for not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefor, any fraction of a unit for which no share certificates are issued is not transferable.

Repurchase by the Company of shares constituting less than a full unit

     A holder of shares constituting less than 1 unit may require the Company to purchase such shares at their market value.

Effect of the unit share system on holders of ADRs

     A holder who owns ADRs evidencing less than 1,000 common shares will indirectly own less than a whole unit. Although, as discussed above, under the unit share system holders of less than a unit have the right to require the Company to purchase their shares, holders of ADRs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require the Company to purchase such underlying shares unless the Company's Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a whole unit. As a result, access to the Japanese markets by holders of ADRs through the withdrawal mechanism will not be available for dispositions of shares in lots less than a unit. The unit share system does not affect the transferability of ADRs, which may be transferred in lots of any size.

Reporting of Substantial Shareholdings

     The Securities and Exchange Law of Japan requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, to file with the Prime Minister within five business days a report concerning such shareholdings. A similar report must also be made in respect of any subsequent change of 1% or more in any such holding. For this purpose, shares issuable to such person upon his or her exchange of exchangeable securities, conversion of convertible securities or exercise of warrants are taken into account in determining both the size of his or her holding and the Company's total issued share capital. Copies of each such report must also be furnished to the issuer of such shares and all Japanese stock exchanges on which the shares are listed or (in the case of shares traded over-the-counter) the Japan Securities Dealers Association.

     Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or the Company's Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to the Company or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of Common Stock of the Company.

     There is no provision in the Company's Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving the Company.

MATERIAL CONTRACTS

     Other than as set forth below, the Companies have not entered into any material contracts, other than in the ordinary course of business.

Corporate Separation Contract

     On December 7, 2001, the Company entered into a corporate separation (kaisha bunkatsu) contract with Sumisho Building Material Co., Ltd. (hereinafter, "Sumiken") which is a wholly-owned subsidiary of Sumitomo Corporation, involving the transfer of the Company's construction material sales business to Sumiken. The contract contemplates the formation of an integrated construction materials trading company to be equally owned by both the Company and Sumitomo Corporation.

     The contract provides for Sumiken to issue 800,000 of its shares of common stock, which are to be allocated to the Company, as consideration for the assignment and establishes the value of the net assets, all of which assigned to Sumiken, to be JPY4,085 million.


     Pursuant to the contract's terms, the separation occurred on February 1, 2002 in accordance with the "corporate separation" procedures set forth under the Commercial Code of Japan. Certain employees in Company's construction material sales business moved to the successor company. The successor business will be engaged in the sales of construction materials, including among other things, lumber products, interior construction materials, exterior wall materials, equipment for wooden housing and various other interior and exterior products.

EXCHANGE CONTROLS

     Foreign Exchange Regulations

     The Foreign Exchange and Foreign Trade Law of Japan, as currently in effect, and the cabinet orders and ministerial ordinances thereunder (the "Foreign Exchange Regulations") govern certain matters relating to the acquisition and holding of the shares or the ADRs, by "Non-Residents of Japan" and by "Foreign Investors" as hereinafter defined.

     "Non-Residents of Japan" are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are regarded as Non-Residents of Japan, and branches and other offices located within Japan of foreign corporations are regarded as residents of Japan. "Foreign Investors" are defined to be (i) individuals not resident in Japan,
(ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan and (iii) other corporations of which (a) 50% or more of the shares are held directly or indirectly by (i) or
(ii) above, (b) a majority of officers consists of Non-Residents of Japan or (c) a majority of officers having the power of representation consists of Non-Residents of Japan.

     Acquisition of Shares

     In general, acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan ("Listed Shares") by a Non-Resident of Japan from a resident of Japan is not subject to any prior filing requirements except as described below. However, the Minister of Finance of Japan (the "MOF") and other Ministers having jurisdiction over the business of the subject company (together, the "Ministers") may require a prior approval for any such acquisition in certain exceptional circumstances. The resident of Japan who transferred the shares of a Japanese company to a Non-Resident of Japan must file a report concerning such transfer with the MOF within 20 days of the transfer unless such transfer is made through a bank, securities company or financial futures trader licensed under the relevant Japanese law or consideration of such transfer is JPY100 million or less.

     If the number of Listed Shares to be acquired, or the number of Listed Shares that will be held as a result of such acquisition, by a Foreign Investor (whether from a resident of Japan, another Foreign Investor or from or through security companies) is 10% or more of the total outstanding shares of the subject company, the Foreign Investor must file a post facto report with the Ministers within 15 days after the date of acquisition.

     Acquisition of Shares upon Exercise of Subscription Rights Attached to
     Bonds

     The acquisition by a Non-Resident of Japan of shares upon exercise of his rights under the bonds with rights for subscription of new shares is exempted from the notification and reporting requirements described under "Acquisition of Shares" above.

     ADRs

     The deposit of the Shares by a Non-Resident of Japan, the issuance of the ADRs, in exchange therefor and the withdrawal of the underlying Shares upon surrender of the ADRs are not subject to any formalities referred to under "Acquisition of Shares" above, except where as a result of such deposit (or withdrawal) the aggregate number of Shares held by the depositary (or its nominee) or the holder surrendering the ADRs, as the case may be, would be certain percentage of the total outstanding Shares, in which event the relevant report is required as outlined under "Reporting of Substantial Shareholdings" and/or under "Acquisition of Shares."

     Dividends and Proceeds of Sales

     Dividends paid on, and the proceeds of sales in Japan of the shares held by Non-Residents of Japan may be convertible into any foreign currency and repatriated abroad with no limit on the amount under the Foreign Exchange Regulations currently in effect. The acquisition of the shares by Non-Residents of Japan by way of stock splits is not subject to any of the aforesaid notification and confirmation requirements.

TAXATION

     Japanese Taxes

     Generally, a Non-Resident of Japan or a non-Japanese corporation is subject to Japanese withholding tax on dividends. Stock splits, subject as set out below, are not subject to Japanese income or corporate tax. A capitalization of retained earnings or legal reserve by Japanese corporations (whether made in connection with a stock split or otherwise) is subject to Japanese income or corporate tax as "deemed dividends" and a capitalization of capital surplus is not subject to Japanese income or corporate tax.

     Pursuant to the Tax Convention, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a United States resident individual or, subject to certain limited exceptions, a United States corporation is 15% unless such United States resident individual or United States corporation has a permanent establishment in Japan and the shares with respect to which the dividends are paid are effectively connected with the permanent establishment and such dividends are attributable to the permanent establishment.

     Gains derived from the sale outside Japan of the Company's shares or the ADRs by Non-Residents of Japan, including non-Japanese corporations, will not be subject to Japanese taxes on income. Gains derived from the sale in Japan of the Company's shares or the ADRs by a Non-Resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan to which such income is attributable are, in general, not subject to Japanese income or corporate tax.

     In the case of United States investors, under the Tax Convention, gains derived from the sale in Japan of the Company's shares or the ADRs by a United States resident individual or by a United States corporation are exempt from Japanese income or corporation taxes, unless the resident of the United States has a permanent establishment in Japan and such gains are effectively connected therewith.

     Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who acquires the Shares or the ADRs as a legatee, heir or donee.

     U.S. Taxes

     Dividends received by a U.S. holder of ADRs or Common Stock will be includable in income as ordinary income for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of the Company, as determined for U.S. federal income tax purposes.

     Subject to limitations set out in the Tax Code, a U.S. holder of ADRs or Common Stock of the Company will be entitled to a credit for Japanese tax withheld in accordance with the Tax Convention from dividends paid by the Company. For purposes of the foreign tax credit limitation, dividends will be foreign source income, but will constitute "passive" or "financial services" income.

     Dividends paid by the Company to U.S. corporate holders of ADRs or Common Stock will not be eligible for the dividends-received deduction.

DOCUMENTS ON DISPLAY

     The companies are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, the companies file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits hereto, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the materials may be obtained from the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's public reference facilities by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     In the normal course of business, the companies are exposed to many risks arising from the potential change in financial and other instruments' values caused by fluctuations in interest and currency exchange rates, commodity prices and equity prices. In order to manage these risks, the companies apply a consistent risk management policy to use derivative financial and commodity instruments, including foreign exchange forward contracts, currency and interest rate swap agreements, commodity futures, forwards, options and swap agreements. To a lesser degree, the Company and certain subsidiaries also enter into derivative financial and commodity instruments for trading purposes within position limits and loss limits (trading limits) strictly set under the risk management structure, which is described below.

     The companies have established market risk management procedures at several levels throughout the organization. Officers of operating segments have the first line of responsibility for managing market risk within prescribed limits. These Officers have in-depth knowledge of the primary sources of risk in their individual markets and the instruments available to hedge their exposures.

     In addition, the Corporate Risk Management Division (herein after "CRM") is responsible for establishing trading limits, monitoring adherence to these limits and providing general oversight of the companies' market risk management process. CRM is independent of the companies' revenue-producing units (business units).

Interest Rate Risk

     The companies' normal business activities expose them to market risk arising from changes in interest rates. To manage these exposures by modifying and matching the interest rate characteristics of assets and liabilities, the companies have entered into interest rate swap agreements.

Foreign Currency Exchange Rate Risk

     The companies' global operations in many countries generate foreign currency exposures related to imports, exports and financing in currencies other than the local currency. The companies have entered into foreign exchange forward contracts and currency swap agreements to hedge market risk arising from the changes in foreign exchange rates associated with existing assets, obligations, identifiable commitments and forecasted transactions denominated in foreign currencies.

Commodity Price Risk

     The companies, as major participants in global commodities markets, trade in physical precious and base metals, energy products (crude oil and refined oil products) and agricultural products (wheat, coffee, sugar and others), and utilize a variety of derivatives related to these commodities, such as futures, forwards, swaps and options. Derivatives on those commodities are often used to hedge price movements in the underlying physical inventory or future inventory needs. To facilitate hedging, the companies often are required to take positions in the commodity markets in the form of future, forward, swap and option contracts involving those commodities.

Equity Price Risk

     The companies are exposed to equity price risk inherent in stock issued by their customers and suppliers as marketable securities held by the companies for the promotion of business and strategic objectives. The companies do not take continuous hedging measures against the market exposures on those securities.

Risk Management of Derivative Financial Instruments and Other Financial Instruments

     As an independent monitoring and advisory division for currency and interest rate market risks to which the companies are exposed, Financial Management Division (hereinafter, "FMD") obtains and analyzes detailed information on financial transactions, measures the risks and reports them directly to a member of senior management under the supervision by CRM. For financial instruments entered into for trading purposes, such as interest rate swap transactions, foreign exchange forward contracts, interest rate futures and others, FMD measures daily Value-at-Risk (hereinafter, "VaR") and CRM conducts back-test, validating their risk model by comparing its assumptions with actual results semi-annually.

     In addition to a policy that the counterparties in most derivative transactions are strictly limited to highly rated financial institutions, FMD continuously evaluates the creditworthiness and the level of transactions with individual institutions. FMD also estimates the companies' current and potential exposure, or the cost of replacing existing swaps and other transactions, in the event that the counterparty is unable to meet its obligations.

Risk Management of Derivative Commodity Instruments

     Each operating segment in the companies has a general framework for measuring portfolio risk, aggregate risk limits approved by management and credit risk established by CRM. The transactions are confirmed with counterparties and are reported to management by independent risk management sections within each operating segment through CRM. The conference for commodity market risk management is held annually and its sub-committees in the companies are held from time to time to strengthen the companies' risk monitoring process, particularly by improving the technology of risk measurement and communication with operating units and management. Periodic review by internal auditors subjects the companies' practices to additional checks and further strengthens the process. CRM establishes credit limits for individual counterparties and monitors credit concentration risk for various countries.

VaR (Value-at-Risk)

     The companies use the VaR method to measure market risk. VaR is a statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. As VaR incorporates historical data regarding changes in market risk factors, the companies' actual results may differ materially from the calculations below. The sum of the VaRs for the risk categories do not represent the aggregate VaR of the companies, because market risk factors such as interest rates and currency exchange rates are partially correlated to offset a portion of the simple sum of the VaRs. At March 31, 2002 and 2001, the companies estimate VaR in one day of the following risk categories (with some exceptions to certain commodity price risks in which case VaRs in five days are used) using a variance-covariance method and a historical simulation approach with a confidence level of 97.7%.

VaRs for Non-Trading Activities

     The following table sets forth the year-end, high, low and average VaR figures of interest rate risk, foreign currency exchange rate risk and commodity price risk, with respect to financial instruments entered into for purposes other than trading purposes, for the years ended March 31, 2002 and 2001.

     Calculated VaR does not include the effect of receivables and payables and cash flows from anticipated transactions that are hedged items. Therefore, the following VaR figures do not reflect the full effect of the hedging activities related to all of the underlying exposures.

     Interest rate risk consists of the net risk position based on the asset and liability management of the companies. Foreign exchange rate risk consists of the net risk position of transactions denominated in foreign currencies. Commodity price risk consists of the net risk position of commodity positions and commodity derivative instruments utilized to hedge the commodity price risk associated with physical commodity inventories and firm commitments.

                                                                     YEARS ENDED MARCH 31,
                                   -------------------------------------------------------------------------------------
                                                       2002                                        2001
                                   -------------------------------------------     -------------------------------------
                                                                 (IN MILLIONS OF YEN)
                                   Year End      High       Low        Average     Year End    High      Low     Average
                                   --------    --------   --------    --------     --------  --------   ------   -------
Interest rate risk ............    JPY  253    JPY  253   JPY  134    JPY  190       JPY191  JPY  668   JPY191    JPY461
Foreign currency exchange rate
 risk .........................       1,533       1,891      1,034       1,396          971     1,206      628       850
Commodity price risk ..........         778         778        452         562          758     1,462      704       939

VaRs for Trading Activities

     The Company and certain trading subsidiaries conduct trading activities within well-defined position limits and loss limits strictly set under the risk management structure mentioned above. The results of the transactions and positions are confirmed, monitored daily and reported to management by independent sections to eliminate or reduce unacceptable losses from the trading activities. The items traded by the Company and certain subsidiaries are principally foreign exchange contracts, interest rate swap agreements and commodity futures, forwards, swaps and options related to base metals and agricultural products.

     The following table sets forth the year end, high, low, and average VaR figures of interest rate risk, foreign exchange rate risk and commodity price risk, for trading purposes, for the years ended March 31, 2002 and 2001.

                                                                                YEARS ENDED MARCH 31,
                                           ---------------------------------------------------------------------------------------
                                                                 2002                                               2001
                                           ------------------------------------------     ----------------------------------------
                                                                            (IN MILLIONS OF YEN)
                                           Year End     High        Low      Average      Year End      High      Low     Average
                                           --------   --------     ------    --------     --------    --------  ------    --------
Interest rate risk .....................   JPY   60   JPY  204     JPY 54    JPY   90     JPY  131    JPY  131  JPY 60    JPY   81
Foreign currency exchange rate risk ....         49        191         27          76           54         111      10          94
Commodity price risk ...................      1,666      1,666        969       1,388        1,370       1,389     916       1,302

Tabular Presentation of Equity Price Risk

     The cost, fair value and unrealized holding net gains (losses) on marketable equity securities by industry at March 31, 2002 and 2001 were as follows:

                                                             YEARS ENDED MARCH 31,
                                ------------------------------------------------------------------------------
                                                  2002                                   2001
                                ----------------------------------------  ------------------------------------
                                                             (IN MILLIONS OF YEN)
                                                             Unrealized                            Unrealized
                                                             Holding Net                           Holding Net
                                                                 Gains                               Gains
                                   Cost        Fair Value      (Losses)      Cost      Fair Value   (Losses)
                                ----------     ----------    -----------  ----------   ----------  -----------
Manufacturing................   JPY 86,179     JPY131,118     JPY44,939   JPY 96,296   JPY184,220   JPY 87,924
Commercial, finance and real
 estate......................       52,085         49,839        (2,246)      79,618       99,356       19,738
Transport and
 telecommunication...........       16,936         30,689        13,753       21,622       39,522       17,900
Energy, service and others...       22,635         54,433        31,798       18,160       73,758       55,598
                                ----------     ----------     ---------   -----------  ----------   ----------
Total........................   JPY177,835     JPY266,079     JPY88,244   JPY215,696   JPY396,856   JPY181,160
                                ==========     ==========     =========   ===========  ==========   ==========

     For the year ended March 31, 2002, the decline in unrealized holding gain compared to the year ended March 31, 2001 was due to the overall decline in Japanese stock prices. The decrease in cost and fair value of the Manufacturing sector was due to contribution of securities in the industries such as chemical, food and textile to an employee retirement benefit trust. Decline in stock prices of those industries decreased the fair value as well. Commercial, Finance and Real Estate sector shows net unrealized losses mainly due to the decline in stock prices of financial institutions. The net unrealized gain in Transport and Telecommunication sector shares decreased mainly due to decline in stock price of the telecommunication industry. The net unrealized gain in the Energy, Service and Others sector decreased due to decline in stock price of the satellite service industry.

     Maturities and fair values of debt securities classified as available-for-sale and held-to-maturity at March 31, 2002 were as follows:


                                                                                      IN MILLIONS OF YEN
                                                               -----------------------------------------------------------------
                                                                       AVAILABLE-FOR-SALE                HELD-TO-MATURITY
                                                               -----------------------------        ----------------------------
                                                                CARRYING           AGGREGATE        CARRYING          AGGREGATE
                                                                 AMOUNT           FAIR VALUE         AMOUNT           FAIR VALUE
                                                               ----------         ----------        ---------         ----------
Contractual maturities:
  Within 1 year ..........................................     JPY 86,588         JPY 86,588        JPY10,602         JPY10,599
  After 1 year through 5 years ...........................         48,333             48,333            9,752             9,807
  After 5 years through 10 years .........................         12,648             12,648            3,002             2,975
  After 10 years .........................................          8,770              8,770               --                --
                                                               ----------         ----------        ---------         ---------
     Total ...............................................     JPY156,339         JPY156,339        JPY23,356         JPY23,381
                                                               ==========         ==========        =========         =========

     For the year ended March 31, 2002, certain subsidiaries transferred part of their securities classified as held-to-maturity to available-for-sale category at the date of initial application of SFAS No. 133. The carrying amount of the transferred securities at the time of transfer was JPY15,322 million, and the amount of the related unrealized gain or loss was immaterial.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.


                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

     In preparation for the filing of this annual report on Form 20-F, the management of the Company completed an evaluation of the effectiveness of the companies' internal controls. There have been no significant changes in the companies' internal controls or in other factors that could significantly affect these controls subsequent to such evaluation.

ITEM 16. [RESERVED]


                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     We have responded to Item 18. Financial Statements in lieu of responding to this item.

ITEM 18. FINANCIAL STATEMENTS

     Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)  Financial Statements

     The audited consolidated financial statements of Mitsui & Co., Ltd.
     (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2002 and 2001, and for the years ended March 31, 2002, 2001 and 2000, filed as part of this annual reports are as follows:

Independent Auditors' Report.......................................   F-2
Consolidated Balance Sheets, March 31, 2002 and 2001...............   F-3
Statements of Consolidated Income for the Years Ended March 31,
 2002, 2001 and 2000...............................................   F-5
Statements of Consolidated Shareholders' Equity for the Years Ended
 March 31, 2002, 2001 and 2000.....................................   F-6
Statements of Consolidated Cash Flows for the Years Ended March 31,
 2002, 2001 and 2000...............................................   F-7

Notes to Consolidated Financial Statements.........................   F-8
Supplemental Information on Oil and Gas Producing Activities.......   F-36

(b)  Exhibits

     1.1 The Articles of Incorporation of Mitsui & Co., Ltd. (English-language translation).

     1.2 The Share Handling Regulations of Mitsui & Co., Ltd. (English-language translation).

     1.3 The Rules of the Board of Directors of Mitsui & Co., Ltd. (English-language translation).

     1.4 The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd. (English-language translation).

     2.1 Deposit Agreement, among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

     4.1 Corporate Separation Contract, dated December 7, 2001, among Mitsui & Co., Ltd. and Sumisho Building Materials Co., Ltd. (English-language translation).

     8.1  Subsidiaries of Mitsui & Co., Ltd.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                    MITSUI & CO., LTD.
                                         --------------------------------------
                                                       (Registrant)

Date: September 27, 2002                 by          /s/ Tasuku Kondo
                                           ------------------------------------
                                                     Tasuku Kondo
                                         Senior Executive Managing Officer and
                                                  Chief Financial Officer

                                CERTIFICATION

     I, Shinjiro Shimizu, certify that:

     1. I have reviewed this annual report on Form 20-F of Mitsui & Co., Ltd.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 27, 2002



                                             /s/ Shinjiro Shimizu
                                 --------------------------------------------
                                 Name:  Shinjiro Shimizu
                                 Title: President and Chief Executive Officer

                                CERTIFICATION


     I, Tasuku Kondo, certify that:

     1.   I have reviewed this annual report on Form 20-F of Mitsui & Co., Ltd.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

Date: September 27, 2002



                                                /s/ Tasuku Kondo
                                  --------------------------------------------
                                  Name:  Tasuku Kondo
                                  Title: Senior Executive Managing Officer and
                                         Chief Financial Officer

      MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES


            INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES


                                                                                             Page
                                                                                             ----
Consolidated Financial Statements and Independent Auditors' Report

     Independent Auditors' Report........................................................     F-2
     Consolidated Balance Sheets, March 31, 2002 and 2001................................     F-3
     Statements of Consolidated Income for the Years Ended March 31,
      2002, 2001 and 2000................................................................     F-5
     Statements of Consolidated Shareholders' Equity for the Years Ended
      March 31, 2002, 2001 and 2000......................................................     F-6
     Statements of Consolidated Cash Flows for the Years Ended March 31,
      2002, 2001 and 2000................................................................     F-7
     Notes to Consolidated Financial Statements..........................................     F-8
     Supplemental Information on Oil and Gas Producing Activities........................    F-36

Supplemental Information:

     Schedules for the Years Ended March 31, 2002, 2001 and 2000:

          (Schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.)

Financial statements of majority-owned subsidiaries of the registrant not consolidated and of 50% or less owned persons accounted for by the equity method have been omitted because the registrant's proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

                          INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha):


We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries as of March 31, 2002 and 2001, and the related statements of consolidated income, consolidated shareholders' equity, and consolidated cash flows for each of the three years in the period ended March 31, 2002 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.



/s/ DELOITTE TOUCHE TOHMATSU
----------------------------
Deloitte Touche Tohmatsu
Tokyo, Japan


May 14, 2002, except for Note 17, as to which the date is June 27, 2002

CONSOLIDATED BALANCE SHEETS
Mitsui & Co., Ltd., and subsidiaries
March 31, 2002 and 2001


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Millions of
                                                                                      Millions of Yen          U.S. Dollars (Note 2)
                                                                               ----------------------------    ---------------------
                                                                                    2002           2001               2002
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 2)                                             JPY  607,987    JPY  705,331         $ 4,571
Time deposits                                                                        78,211          59,324             588
Marketable securities (Notes 2 and 3)                                               102,664          45,023             772
Trade receivables (Note 5):
  Notes and loans, less unearned interest                                           532,708         602,861           4,005
  Accounts                                                                        1,560,041       1,675,471          11,730
  Associated companies                                                              152,537         189,945           1,147
  Allowance for doubtful receivables (Notes 2 and 4)                                (20,625)        (43,930)           (155)
Inventories (Note 2)                                                                485,147         487,911           3,648
Advance payments to suppliers                                                        66,785          53,363             502
Deferred tax assets--current (Notes 2 and 12)                                        31,120          35,823             234
Other current assets                                                                188,194         169,976           1,415
-----------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                          3,784,769       3,981,098          28,457
-----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS AND NON-CURRENT RECEIVABLES (Notes 2 and 5):
Investments in and advances to associated companies (Note 3)                        459,797         383,372           3,457
Other investments (Note 3)                                                          804,983         864,421           6,053
Non-current trade receivables and other receivables, less unearned interest         742,194         656,187           5,580
Allowance for doubtful receivables (Note 4)                                        (139,478)       (121,684)         (1,049)
Property leased to others--at cost, less accumulated depreciation:
  2002, JPY93,594 million--$704 million;
  2001, JPY85,021 million                                                           240,590         238,926           1,809
-----------------------------------------------------------------------------------------------------------------------------------
    Total investments and non-current receivables                                 2,108,086       2,021,222          15,850
-----------------------------------------------------------------------------------------------------------------------------------
PROPERTY AND EQUIPMENT--AT COST (Notes 2 and 5):
Land, land improvements and timberlands                                             230,577         248,676           1,734
Buildings, including leasehold improvements                                         334,445         319,739           2,514
Equipment and fixtures                                                              330,426         307,914           2,484
Ships                                                                                61,387          80,872             462
Projects in progress                                                                 35,791          23,678             269
-----------------------------------------------------------------------------------------------------------------------------------
    Total                                                                           992,626         980,879           7,463
Accumulated depreciation                                                           (377,501)       (347,638)         (2,838)
-----------------------------------------------------------------------------------------------------------------------------------
    Net property and equipment                                                      615,125         633,241           4,625
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS--NON-CURRENT (Notes 2 and 12)                                    24,668          22,811             185
-----------------------------------------------------------------------------------------------------------------------------------
OTHER ASSETS, LESS AMORTIZATION (Note 7)                                            135,718          51,735           1,021
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                                      JPY6,668,366    JPY6,710,107         $50,138
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Millions of
                                                                                      Millions of Yen         U.S. Dollars (Note 2)
                                                                                ----------------------------  ---------------------
                                                                                    2002           2001               2002
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term loans (Notes 5 and 6)                                                JPY  567,413    JPY  638,553        $ 4,266
Current maturities of long-term debt (Notes 5 and 6)                                 454,787         239,449          3,419
Trade payables:
  Notes and acceptances                                                              179,129         230,182          1,347
  Accounts                                                                         1,407,512       1,527,549         10,583
  Associated companies                                                                68,926          62,456            518
Accrued expenses:
  Income taxes (Notes 2 and 12)                                                       18,588          39,223            140
  Interest                                                                            27,004          41,031            203
  Other (Note 7)                                                                      41,735          38,023            314
Advances from customers                                                               79,387          79,933            597
Other current liabilities (Notes 2 and 12)                                           142,195         100,155          1,069
-----------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                      2,986,676       2,996,554         22,456
-----------------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT MATURITIES (Notes 5 and 6)                            2,619,867       2,708,608         19,698
-----------------------------------------------------------------------------------------------------------------------------------
ACCRUED PENSION COSTS AND LIABILITY FOR SEVERANCE INDEMNITIES
 (Notes 2 and 7)                                                                      41,561          55,423            313
-----------------------------------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES--NON-CURRENT (Notes 2 and 12)                                47,093          62,426            354
-----------------------------------------------------------------------------------------------------------------------------------
COMMITMENTS AND CONTINGENT LIABILITIES (Notes 5 and 13)
MINORITY INTERESTS                                                                    58,199          52,669            438
-----------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY (Note 8):
Common stock, 2002--no par value, 2001--JPY50 par value
  Authorized, 2,500,000,000 shares;
  Issued, 2002 and 2001--1,583,674,837 shares                                        192,487         192,487          1,447
Capital surplus                                                                      287,756         287,756          2,163
Retained earnings:
  Appropriated for legal reserve                                                      35,873          34,341            270
  Unappropriated (Notes 2, 3, 6, 12 and 17)                                          476,074         437,548          3,579
Accumulated other comprehensive income (loss) (Notes 2 and 12):
  Unrealized holding gains and losses on available-for-sale securities (Note 3)       44,246          95,806            333
  Foreign currency translation adjustments                                          (118,669)       (188,670)          (892)
  Minimum pension liability adjustment (Note 7)                                         (373)        (24,841)            (3)
  Net unrealized gains and losses on derivatives (Note 14)                            (2,122)             --            (16)
-----------------------------------------------------------------------------------------------------------------------------------
    Total accumulated other comprehensive loss                                       (76,918)       (117,705)          (578)
-----------------------------------------------------------------------------------------------------------------------------------
Treasury stock, at cost: 494,860 shares in 2002, 0 shares in 2001 (Note 17)             (302)             --             (2)
-----------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                                       914,970         834,427          6,879
-----------------------------------------------------------------------------------------------------------------------------------
    TOTAL                                                                       JPY6,668,366    JPY6,710,107        $50,138
-----------------------------------------------------------------------------------------------------------------------------------

STATEMENTS OF CONSOLIDATED INCOME
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2002, 2001 and 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Millions of
                                                                            Millions of Yen                   U.S. Dollars (Note 2)
                                                            -----------------------------------------------   ---------------------
                                                                2002              2001             2000                2002
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL TRADING TRANSACTIONS* (Notes 2 and 10)                JPY12,654,472    JPY13,048,219    JPY13,200,716           $95,146
===================================================================================================================================


REVENUE--GROSS TRADING PROFIT* (Notes 2 and 10)             JPY   554,120    JPY   572,137    JPY   537,867           $ 4,166
EXPENSES AND OTHER:
Selling, general and administrative                               456,187          472,826          457,533             3,430
Provision for doubtful receivables
 (Notes 2 and 4)                                                   21,255           44,180           18,810               160
Interest expense, net of interest income:
  2002, JPY59,821 million--$450 million;
  2001, JPY76,170 million;
  2000, JPY74,109 million                                          13,511           22,143           19,789               101
Dividend income                                                   (18,203)         (15,896)         (10,820)             (137)
Gain on sales of securities--net (Notes 2 and 3)                  (31,314)         (65,592)         (47,839)             (235)
Gain on issuance of stock by an equity
 investee (Note 2)                                                     --               --           (5,448)               --
Gain on securities contributed to an employee
 retirement benefit trust (Notes 3 and 7)                         (29,242)         (42,975)              --              (220)
Loss on the write-down of securities (Note 2)                      43,562           33,245           32,080               328
Loss (gain) on disposal or sale of property
 and equipment--net                                                 2,662            2,703           (4,091)               20
Impairment loss of long-lived assets (Note 2)                      24,930           34,734           12,536               187
Other expense--net (Notes 2, 11 and 13)                            10,280            7,144           13,860                77
----------------------------------------------------------------------------------------------------------------------------------
    Total                                                         493,628          492,512          486,410             3,711
----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES, MINORITY INTERESTS
 AND EQUITY IN EARNINGS (Note 12)                                  60,492           79,625           51,457               455
----------------------------------------------------------------------------------------------------------------------------------
INCOME TAXES (Notes 2 and 12):
Current                                                            32,839           60,743           53,023               247
Deferred                                                             (859)         (28,089)         (31,261)               (6)
----------------------------------------------------------------------------------------------------------------------------------
    Total                                                          31,980           32,654           21,762               241
----------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE MINORITY INTERESTS AND EQUITY IN EARNINGS            28,512           46,971           29,695               214
MINORITY INTERESTS IN LOSSES (EARNINGS) OF SUBSIDIARIES             3,076           (2,045)           3,754                23
EQUITY IN EARNINGS OF ASSOCIATED COMPANIES--NET
 (AFTER INCOME TAX EFFECT) (Notes 2, 3 and 12)                     23,783            6,662            1,388               179
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                  JPY    55,371    JPY    51,588    JPY    34,837           $   416
----------------------------------------------------------------------------------------------------------------------------------

* Total Trading Transactions represent gross transaction volume for Revenue--Gross Trading Profit reported in the Statements of Consolidated Income.




                                                           Yen                  U.S. Dollars (Note 2)
                                                 ------------------------       ---------------------
                                                  2002     2001     2000               2002
                                                 ----------------------------------------------------
NET INCOME PER 20 SHARES (Notes 2 and 9):
  Basic                                          JPY699   JPY651   JPY440              $5.26
  Diluted                                           657      613      416               4.94
-----------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2002, 2001 and 2000

-------------------------------------------------------------------------------------------------------------------------
                                                                                                         Millions of
                                                                       Millions of Yen              U.S. Dollars (Note 2)
                                                          ---------------------------------------   ---------------------
                                                               2002          2001         2000            2002
-------------------------------------------------------------------------------------------------------------------------
COMMON STOCK (Note 8):
Balance at beginning of year
  Shares issued: 2002, 2001
   and 2000--1,583,674,837 shares                         JPY 192,487   JPY 192,487   JPY 192,487       $1,447
-------------------------------------------------------------------------------------------------------------------------
Balance at end of year
  Shares issued: 2002, 2001
   and 2000--1,583,674,837 shares                         JPY 192,487   JPY 192,487   JPY 192,487       $1,447
-------------------------------------------------------------------------------------------------------------------------
CAPITAL SURPLUS (Note 8):
Balance at beginning of year                              JPY 287,756   JPY 287,756   JPY 287,756       $2,163
-------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                    JPY 287,756   JPY 287,756   JPY 287,756       $2,163
-------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS (Note 8):
  APPROPRIATED FOR LEGAL RESERVE:
  Balance at beginning of year                            JPY  34,341   JPY  32,859   JPY  31,143       $  258
  Transfer from unappropriated retained earnings                1,532         1,482         1,716           12
-------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                  JPY  35,873   JPY  34,341   JPY  32,859       $  270
-------------------------------------------------------------------------------------------------------------------------
  UNAPPROPRIATED (Notes 3, 6, 12 and 17):
  Balance at beginning of year                            JPY 437,548   JPY 400,111   JPY 379,659       $3,290
  Net income                                                   55,371        51,588        34,837          416
  Cash dividends paid (annual rate per share:
    2002, JPY8.0--6.0 cents;
    2001, JPY8.0; 2000, JPY8.0)                               (12,669)      (12,669)      (12,669)         (95)
  Transfer to retained earnings appropriated
   for legal reserve                                           (1,532)       (1,482)       (1,716)         (12)
  Effect of change in fiscal year-end of
   certain subsidiaries (Note 2)                               (2,644)           --            --          (20)
-------------------------------------------------------------------------------------------------------------------------
  Balance at end of year                                  JPY 476,074   JPY 437,548   JPY 400,111        $3,579
-------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (AFTER
 INCOME TAX EFFECT) (Notes 2, 8 and 12):
Balance at beginning of year                              JPY(117,705)  JPY(117,361)  JPY(120,285)      $ (885)
Unrealized holding gains and losses
 on available-for-sale securities (Note 3)                    (51,384)      (19,520)       44,096         (386)
Foreign currency translation adjustments                       69,057        28,406       (55,624)         519
Minimum pension liability adjustment (Note 7)                  24,514        (9,230)       14,452          184
Net unrealized gains and losses on derivatives
 (Note 14)                                                     (2,950)           --            --          (22)
Effect of change in fiscal year-end
 of certain subsidiaries                                        1,550            --            --           12
-------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                    JPY (76,918)  JPY(117,705)  JPY(117,361)      $ (578)
-------------------------------------------------------------------------------------------------------------------------
TREASURY STOCK, AT COST (Notes 8 and 17):
Balance at beginning of year
  Shares in treasury: 2002, 2001 and 2000--0 shares                --            --            --           --
Purchase of treasury stock
  Shares purchased: 2002--494,860 shares;
   2001 and 2000--0 shares                                JPY    (302)           --            --       $   (2)
-------------------------------------------------------------------------------------------------------------------------
Balance at end of year
  Shares in treasury: 2002--494,860 shares;
   2001 and 2000--0 shares                                JPY    (302)           --            --       $   (2)
-------------------------------------------------------------------------------------------------------------------------


SUMMARY OF CHANGES IN EQUITY FROM NONOWNER
 SOURCES (COMPREHENSIVE INCOME (LOSS))
 (Notes 2, 8 and 12):
BEFORE THE EFFECT OF CHANGE IN FISCAL YEAR-END
 OF CERTAIN SUBSIDIARIES
Net income                                                JPY  55,371   JPY  51,588   JPY  34,837       $  416
-------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) (after income tax
 effect):
  Unrealized holding gains and losses on
   available-for-sale securities (Note 3)                     (51,384)      (19,520)       44,096         (386)
  Foreign currency translation adjustments                     69,057        28,406       (55,624)         519
  Minimum pension liability adjustment (Note 7)                24,514        (9,230)       14,452          184
  Net unrealized gains and losses on derivatives
   (Note 14)                                                   (2,950)           --            --          (22)
-------------------------------------------------------------------------------------------------------------------------
Changes in equity from nonowner sources                   JPY  94,608   JPY  51,244   JPY  37,761       $  711
-------------------------------------------------------------------------------------------------------------------------
THE EFFECT OF CHANGE IN FISCAL YEAR-END OF
 CERTAIN SUBSIDIARIES
Net loss directly charged to retained earnings            JPY  (2,644)           --           --        $  (20)
-------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) (after income tax
 effect):
  Unrealized holding gains and losses
   on available-for-sale securities (Note 3)                     (176)           --            --           (1)
  Foreign currency translation adjustments                        944            --            --            7
  Minimum pension liability adjustment (Note 7)                   (46)           --            --           (0)
  Net unrealized gains and losses on derivatives
   (Note 14)                                                      828            --            --            6
-------------------------------------------------------------------------------------------------------------------------
Changes in equity from nonowner sources                   JPY  (1,094)           --            --       $   (8)
-------------------------------------------------------------------------------------------------------------------------
AFTER THE EFFECT OF CHANGE IN FISCAL
 YEAR-END OF CERTAIN SUBSIDIARIES
Net income                                                JPY  55,371   JPY  51,588   JPY  34,837       $  416
-------------------------------------------------------------------------------------------------------------------------
Net loss directly charged to retained earnings                 (2,644)           --            --          (20)
-------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss) (after income tax
 effect):
  Unrealized holding gains and losses on
   available-for-sale securities (Note 3)                     (51,560)      (19,520)       44,096         (387)
  Foreign currency translation adjustments                     70,001        28,406       (55,624)         526
  Minimum pension liability adjustment (Note 7)                24,468        (9,230)       14,452          184
  Net unrealized gains and losses on derivatives
   (Note 14)                                                   (2,122)           --            --          (16)
-------------------------------------------------------------------------------------------------------------------------
Changes in equity from nonowner sources                   JPY  93,514   JPY  51,244   JPY  37,761       $  703
-------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

STATEMENTS OF CONSOLIDATED CASH FLOWS
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2002, 2001 and 2000

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Millions of
                                                                              Millions of Yen                 U.S. Dollars (Note 2)
                                                                   ---------------------------------------    ---------------------
                                                                        2002        2001         2000                   2002
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                                         JPY  55,371   JPY  51,588   JPY  34,837             $   416
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization                                         58,276        61,518        65,537                 438
  Provision for doubtful receivables                                    21,255        44,180        18,810                 160
  Net change in undistributed earnings of associated companies         (16,577)        8,735        11,900                (125)
  Deferred income taxes                                                  1,017       (17,695)      (36,980)                  8
  Gain on sales of securities--net                                     (31,314)      (65,592)      (47,839)               (235)
  Gain on issuance of stock by an equity investee                           --            --        (5,448)                 --
  Gain on securities contributed to an employee retirement
   benefit trust                                                       (29,242)      (42,975)           --                (220)
  Loss on the write-down of securities                                  43,562        33,245        32,080                 328
  Loss (gain) on disposal or sale of property and equipment--net         2,662         2,703        (4,091)                 20
  Impairment loss of long-lived assets                                  24,930        34,734        12,536                 187
  Decrease (increase) in trade receivables                             148,412       (47,042)       19,975               1,116
  Decrease (increase) in inventories                                    32,586       (37,843)        1,086                 245
  (Decrease) increase in trade payables                               (166,813)       54,620       (62,290)             (1,254)
  Net change in accrued pension costs and liability for severance
   indemnities                                                          (1,725)        2,820         8,841                 (13)
  Other--net                                                            (8,688)       12,577        (1,236)                (65)
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash provided by operating activities                         133,712        95,573        47,718               1,006
-----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Net (increase) decrease in time deposits                               (17,102)       64,409         8,836                (129)
Investments in and advances to associated companies                    (38,008)      (54,561)      (70,346)               (286)
Collection of advances to associated companies                          25,377        36,708        50,699                 191
Acquisition of other investments                                      (164,684)     (169,684)     (157,523)             (1,237)
Proceeds from sale of investments                                      103,260       203,212       238,133                 776
Increase in long-term loan receivables                                 (40,424)      (78,538)      (30,958)               (304)
Collection of long-term loan receivables                                61,472        75,131        96,535                 462
Additions to property leased to others and property and equipment      (89,060)      (76,436)     (160,346)               (670)
Proceeds from sale of property leased to others and property
 and equipment                                                          50,957        45,380        61,653                 383
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash (used in) provided by investing activities              (108,212)       45,621        36,683                (814)
-----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net decrease in short-term borrowings                                  (89,809)     (165,228)     (171,286)               (675)
Proceeds from long-term debt                                           404,629       531,908       593,146               3,042
Repayment of long-term debt                                           (428,227)     (544,926)     (492,724)             (3,220)
Payment of cash dividends                                              (12,669)      (12,669)      (12,669)                (95)
-----------------------------------------------------------------------------------------------------------------------------------
     Net cash used in financing activities                            (126,076)     (190,915)      (83,533)               (948)
-----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS             9,433        22,927       (29,272)                 71
-----------------------------------------------------------------------------------------------------------------------------------
EFFECT OF CHANGE IN FISCAL YEAR-END OF CERTAIN SUBSIDIARIES
 (Note 2)                                                               (6,201)           --            --                 (47)
-----------------------------------------------------------------------------------------------------------------------------------
NET DECREASE IN CASH AND CASH EQUIVALENTS                              (97,344)      (26,794)      (28,404)               (732)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         705,331       732,125       760,529               5,303
-----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                           JPY 607,987   JPY 705,331   JPY 732,125             $ 4,571
-----------------------------------------------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION:
Cash paid during the year for:
  Interest                                                         JPY  79,614   JPY  98,572   JPY  89,739             $   599
  Income taxes                                                          59,017        52,642        17,977                 444
Non-cash investing and financing activities:
  Exchange of shares in connection with a business combination of investees (EITF 91-5) (Note 3):
    Fair market value of shares received                                35,874            --            --                 270
    Cost of shares surrendered                                          18,649            --            --                 140
  Acquisition of investment by business split-off:
    Transferred assets                                                  43,450            --            --                 327
    Transferred liabilities                                             39,365            --            --                 296
    Acquired investments                                                 4,085            --            --                  31
  Contribution of securities to an employee retirement benefit
   trust (Notes 3 and 7)                                                45,770        53,285            --                 344
-----------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Mitsui & Co., Ltd. and subsidiaries


1.   NATURE OF OPERATION

The companies, as sogo shosha or general trading companies, are engaged in business activities, such as worldwide trading in various commodities, financing for customers and suppliers relating to such trading activities in Japan, North America and other areas in the world, and organizing and coordinating industrial projects through their worldwide business networks. The companies conduct export, import, offshore and domestic trades through the sale and manufacturing of a wide variety of products, including iron and steel, non-ferrous metals, machinery, electronics and information, chemicals, energy, foods, textiles, general merchandise, property and service business, while providing services for retailing, information and communications, technical support, transportation and logistics, and financing. Further, the companies are also engaged in development of natural resources such as oil and gas, and iron and steel raw materials. In addition to the above, the companies are engaged in strategic business investments in new areas such as information technology, biotechnology and nanotechnology.


2.   BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING
     POLICIES

I.   BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2002 is included solely for the convenience of readers outside Japan and has been made at the rate of JPY133 = U.S.$1, the approximate rate of exchange at March 29, 2002. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("U.S. GAAP"). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies' general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments, including non-monetary exchange of investments, accounting for warrants, accounting for pension costs and severance indemnities and recognition of installment sales on the accrual basis of accounting.

During the year ended March 31, 2002, 231 subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, in order to conform the subsidiaries' year-ends with that of the Company.

The earnings or losses of the subsidiaries for the stub period of the fiscal year exceeding 12 months were directly credited or charged to unappropriated retained earnings in order to maintain the comparability of periodic earnings. The other comprehensive income (loss) and cash flows of the subsidiaries for the stub period of the fiscal year exceeding 12 months are separately presented in the Statements of Consolidated Shareholders' Equity and the Statements of Consolidated Cash Flows, respectively.

Major subsidiaries that changed their fiscal year-ends are Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. UK PLC, Mitsui & Co., (Hong Kong) Ltd., Mitsui & Co. (Thailand) Ltd., Novus International, Inc., Mitsui Oil & Gas Co., Ltd. and Sanyu Koami Co., Ltd.


II.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its majority-owned domestic and foreign subsidiaries.

Except for goodwill recognized after June 30, 2001, the excess of the cost of investments in subsidiaries over the equity in net assets at dates of acquisition is being amortized over periods of less than 20 years using the straight-line method. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill recognized after June 30, 2001 is not amortized.

Certain subsidiaries with a fiscal year-end on or after December 31, but prior to the parent company's fiscal year-end of March 31, are included on the basis of the subsidiaries' respective fiscal year-end.


FOREIGN CURRENCY TRANSLATION

Foreign currency financial statements have been translated in accordance with SFAS No. 52, "Foreign Currency Translation." Pursuant to this statement, the assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income.

Foreign-currency-denominated receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains and losses are recognized in earnings.


CASH EQUIVALENTS

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments, including short-term time deposits, which are readily convertible into cash and have no significant risk of change in value.


ALLOWANCE FOR DOUBTFUL RECEIVABLES

An allowance for doubtful receivables is recognized based primarily upon the companies' credit loss experience and an evaluation of potential losses in the receivables.

In accordance with SFAS No. 114, "Accounting by Creditors for Impairment of a Loan--an amendment of FASB Statements No. 5 and 15," an impairment loss is measured based on the present value of expected cash flows discounted at the loan's original effective interest rate or the fair value of the collateral if the loan is collateral dependent.


INVENTORIES

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.


DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Effective April 1, 2001, the companies adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an amendment of FASB Statement No. 133." SFAS No. 133 requires that all derivative instruments be recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheet. The accounting for changes in the fair value depends on the intended use of the derivative instruments and its resulting hedge designation.

The initial transition adjustments recorded upon adoption of SFAS No. 133 were immaterial.

The companies enter into derivative commodity instruments, such as futures, forward and options contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments, principally for non-ferrous metals, crude oil and agricultural products.

Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in revenue--gross trading profit as offsets to changes in the fair value of the hedged items.

Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in revenue--gross trading profit without any offsetting changes in the fair value of the hedged items.

The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market, and gains or losses resulting from these contracts are reported in revenue--gross trading profit.

Changes in the fair value of all open positions of certain commodities traded in terminal (future) markets are recognized in revenue--gross trading profit in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

The companies enter into derivative financial instruments such as interest rate swap agreements, foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements as a means of hedging their interest rate and foreign exchange exposure.

Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest expense as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest expense immediately.

Changes in the fair value of foreign exchange forward contracts and currency swap agreements, designated and effective as cash flow hedges for changes in the cash flows of foreign-currency-denominated assets or liabilities, unrecognized firm commitments and forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.

Changes in the fair value of interest rate and currency swap agreements, designated and effective as fair value hedges or cash flow hedges for changes in the fair values or cash flows of foreign-currency-denominated assets or liabilities attributable to changes in the designated benchmark interest rate or the related foreign currency exchange rate are recorded as either earnings or other comprehensive income depending on the treatment of foreign currency hedges as fair value hedges or cash flow hedges.

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in interest expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in interest expense for interest rate swap agreements and in revenue--gross trading profit for foreign exchange forward contracts.

For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.

Please refer to Note 16, "DERIVATIVE FINANCIAL INSTRUMENTS (PRIOR TO ADOPTION OF SFAS NO. 133)" for significant accounting policies for derivative instruments prior to adoption of SFAS No. 133.


DEBT AND MARKETABLE EQUITY SECURITIES AND INVESTMENTS IN ASSOCIATED COMPANIES

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

Trading securities are carried at fair value and unrealized holding gains and losses are included in net income.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported in accumulated other comprehensive income in shareholders' equity on a net-of-tax basis.

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method, after appropriate adjustments for intercompany profits, dividends and amortization (over periods of less than 20 years using the straight-line method, although goodwill recognized after June 30, 2001 is not amortized in accordance with SFAS No. 142) of differences between the cost of such investments and the equity in net assets at dates of acquisition.

For other than a temporary decline in the value of securities below their cost or amortized cost, the investment is reduced to its net realizable value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made.

The cost of securities sold is determined based on the moving-average cost method.


NON-MARKETABLE EQUITY SECURITIES

Non-marketable equity securities are carried at cost. When other than temporary declines in the value of such securities below their cost occur, an impairment loss is recognized.


ISSUANCE OF STOCK BY SUBSIDIARIES AND ASSOCIATED COMPANIES

A subsidiary or associated company may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year in which such shares are issued.

During the year ended March 31, 2000, JSAT Corporation ("JSAT"), which had been accounted for by the equity method of accounting, issued common stocks to a third party. As a result of the issuance of these shares, the Company's shareholding in JSAT declined from 24% to 20% and a gain of JPY3,343 million (after income tax effect of JPY2,105 million) was recorded in the Statements of Consolidated Income for the year ended March 31, 2000.


DEPRECIATION

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property.


LONG-LIVED ASSETS

Long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used are reviewed, by using future cash flow which is undiscounted, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets and certain identifiable intangibles to be disposed of are reported at the lower of carrying amount or fair value less the cost to sell.

The impairment loss recognized by the companies during the years ended March 31, 2002, 2001 and 2000, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," are presented as an impairment loss of long-lived assets in the Statements of Consolidated Income. Impairment loss of long-lived assets consists principally of real estate and production facilities in the Corporate, Metals and Energy operating segments for the year ended March 31, 2002, real estate and production facilities owned by subsidiaries in the Chemical, Energy and Consumer Products operating segments for the year ended March 31, 2001, and real estate and production facilities owned by subsidiaries in the Consumer Products and Energy operating segments for the year ended March 31, 2000. The impairments for the three years ended March 31, 2002 mainly related to lands in Japan resulting from significant decreases in the market value, and to production facilities of certain subsidiaries resulting from the current period operating losses combined with the history of the losses. The fair value of the assets is calculated based on market value or discounted future cash flows which management considered appropriate.


OIL AND GAS EXPLORATION AND DEVELOPMENT

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred. Proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Unproved properties are assessed annually for impairment, with any impairment charged to expense.


PENSION AND SEVERANCE INDEMNITIES PLANS

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, "Employers' Accounting for Pensions."


REVENUE RECOGNITION

The companies act as principal or agent in the legal form of trading transactions to earn trading profits. Total trading transactions shown in the accompanying Statements of Consolidated Income is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions is a non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of the companies' operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which title to and payment for the goods pass through the companies without physical acquisition and delivery through the companies' inventories. Revenue--gross trading profit represents gross margin with respect to purchase and sale transactions, in which the companies act as principal, and compensation, in the form of commissions, with respect to agency transactions.

The companies recognize revenue--gross trading profit when it is realized or realizable and earned. Revenue--gross trading profit is realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

Revenue--gross trading profit from principal transactions and similar agency transactions is recognized at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed. Revenue--gross trading profit from service related agency transactions is recognized when the contracted services are rendered to third-party customers. The services are considered to have been rendered pursuant to the arrangements when the contracts between manufacturers and customers are made if the services are related to conclusion of the contract or when deliveries for the goods are made if the services are related to those deliveries.

Operating lease income is recognized over the term of underlying leases on a straight-line basis.

Please refer to accounting policies for derivative instruments and hedging activities for revenue recognition policies regarding derivative instruments entered into as a means of hedging transactions and as a part of trading activities.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development costs are charged to expenses when incurred. Research and development costs charged to expenses were immaterial for the years ended March 31, 2002 and 2001, respectively, and were JPY1,898 million for the year ended March 31, 2000.


INCOME TAXES

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.


NET INCOME PER 20 SHARES

The Company's American Depositary Shares, each representing 20 shares of common stock, are traded on the NASDAQ National Market System.

Basic net income per 20 shares is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per 20 shares reflects the potential dilution as a result of issuance of shares upon conversion of the companies' convertible bonds.


III. RECLASSIFICATION

Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.


IV.  NEW ACCOUNTING STANDARDS

TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES

On April 1, 2001, the companies fully adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125." SFAS No. 140 revised the standards for accounting for transfers and servicing of financial assets and extinguishments of liabilities provided by SFAS No. 125, and also revised certain disclosures of pledged and accepted financial assets for collateral and securitized financial assets.

The effect of adoption of this statement on the companies' financial position and results of operations was immaterial.


BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142.

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill.

SFAS No. 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS No. 142 will also require identifiable intangible assets be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Any identifiable intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS No. 142 until its life is determined to no longer be indefinite.

The companies adopted SFAS No. 141 for business combinations initiated after June 30, 2001. The effect of adoption of this statement on the companies' financial position and results of operations was immaterial.

SFAS No. 142 is fully effective for fiscal years beginning after December 15, 2001. The effect of adoption of this statement on the companies' financial position and results of operations is not known and cannot be reasonably estimated until further analysis is completed.


ASSET RETIREMENT OBLIGATIONS

In July 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The effect of adoption of this statement on the companies' financial position and results of operations is not known and cannot be reasonably estimated until further analysis is completed.


IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

In August 2001, the FASB issued SFAS No. 144. SFAS No. 144 replaces SFAS No. 121 and those provisions of APB Opinion

No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," related to the disposal of segments of a business. The statement creates one accounting model, based on the framework established in SFAS No. 121, to be applied to all long-lived assets including discontinued operations. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The companies are currently assessing the impact of adopting this statement.


SFAS NO. 145, "RESCISSION OF FASB STATEMENTS NO. 4, 44 AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS"

In April 2002, the FASB issued SFAS No. 145, effective for fiscal years beginning or transactions occurring after May 15, 2002. This statement rescinds certain authoritative pronouncements and amends, clarifies or describes the applicability of others.

The effect of adoption of this statement on the companies' financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.


V.   USE OF ESTIMATES IN THE PREPARATION OF THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


3.   MARKETABLE SECURITIES AND INVESTMENTS

DEBT AND EQUITY SECURITIES

At March 31, 2002 and 2001, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity debt securities were as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                                           Millions of Yen
                                                                     ----------------------------------------------------------
                                                                                             Unrealized holding gains (losses)
                                                                                             ----------------------------------
                                                                        Cost     Fair value    Gains      Losses       Net
-------------------------------------------------------------------------------------------------------------------------------
MARCH 31, 2002:
Available-for-sale:
  Marketable equity securities                                       JPY177,835  JPY266,079  JPY 98,855  JPY(10,611) JPY 88,244
  Foreign debentures, commercial paper and other debt securities        155,639     156,339         738         (38)        700
Held-to-maturity debt securities, consisting principally of
 foreign debentures                                                      23,356      23,381          97         (72)         25
-------------------------------------------------------------------------------------------------------------------------------
March 31, 2001:
Available-for-sale:
  Marketable equity securities                                       JPY215,696  JPY396,856  JPY197,969  JPY(16,809) JPY181,160
  Foreign debentures, commercial paper and other debt securities         39,956      40,217         295         (34)        261
Held-to-maturity debt securities, consisting principally of
 foreign debentures                                                      59,553      59,789         264         (28)        236
-------------------------------------------------------------------------------------------------------------------------------

Investments other than investments in marketable equity securities and debt securities were carried at costs of JPY457,576 million and JPY411,709 million at March 31, 2002 and 2001, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.

The portion of trading losses for the year that relates to trading securities still held at March 31, 2002 was JPY44 million, and the change in net unrealized holding gains and losses on trading securities were losses of JPY37 million and JPY11 million for the years ended March 31, 2001 and 2000, respectively.

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2002, 2001 and 2000 are shown below:

---------------------------------------------------------------------------------------------------------
                                                                                Millions of Yen
                                                                    -------------------------------------
                                                                       2002          2001         2000
---------------------------------------------------------------------------------------------------------
Proceeds from sales                                                 JPY28,419     JPY74,226     JPY92,053
---------------------------------------------------------------------------------------------------------
Gross realized gains                                                JPY 8,915     JPY40,363     JPY34,224
Gross realized losses                                                  (1,030)         (357)       (1,946)
---------------------------------------------------------------------------------------------------------
    Net realized gains                                              JPY 7,885     JPY40,006     JPY32,278
---------------------------------------------------------------------------------------------------------

During the year ended March 31, 2002, the Company contributed certain available-for-sale securities to an employee retirement benefit trust at fair value of JPY45,770 million and recognized JPY29,242 million in a realized gain, which is included in gain on securities contributed to an employee retirement benefit trust.

During the year ended March 31, 2001, the Company contributed certain available-for-sale securities and marketable equity securities of an associated company to an employee retirement benefit trust at fair value of JPY53,285 million and recognized JPY42,975 million in a realized gain, which is included in gain on securities contributed to an employee retirement benefit trust. The fair value of marketable equity securities of an associated company at the time of contribution was JPY19,871 million and the corresponding gain was JPY19,683 million.

On April 1, 2001, in connection with the merger of The Sakura Bank, Ltd. and The Sumitomo Bank, Ltd., the Company exchanged shares of The Sakura Bank, Ltd. for those of Sumitomo Mitsui Banking Corporation. In accordance with FASB Emerging Issues Task Force, Issue No. 91-5 ("EITF 91-5") "Nonmonetary Exchange of Cost-Method Investments," a non-cash gain of JPY16,168 million was recorded for the year ended March 31, 2002, as a result of the exchange, which is included in gain on sales of securities--net in the Statements of Consolidated Income.

Debt securities classified as available-for-sale and held-to-maturity at March 31, 2002 mature as follows:

-----------------------------------------------------------------------------------------------------------------
                                                                     Millions of Yen
                                              -------------------------------------------------------------------
                                                     Available-for-sale                   Held-to-maturity
                                              -----------------------------         -----------------------------
                                               Carrying           Aggregate         Carrying            Aggregate
                                               amount            fair value         amount             fair value
-----------------------------------------------------------------------------------------------------------------
Contractual maturities:
  Within 1 year                               JPY 86,588         JPY 86,588         JPY10,602          JPY10,599
  After 1 year through 5 years                    48,333             48,333             9,752              9,807
  After 5 years through 10 years                  12,648             12,648             3,002              2,975
  After 10 years                                   8,770              8,770                --                 --
-----------------------------------------------------------------------------------------------------------------
     Total                                    JPY156,339         JPY156,339         JPY23,356          JPY23,381
-----------------------------------------------------------------------------------------------------------------

For the year ended March 31, 2002, certain subsidiaries transferred part of their securities classified as held-to-maturity to available-for-sale category at the date of initial application of SFAS No. 133. The carrying amount of the transferred securities at the time of transfer was JPY15,322 million, and the amount of the related unrealized gain or loss was immaterial.


INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. Such investments include but are not limited to the Company's investments in Sakhalin Energy Investment Company Ltd. (25.00%), Mitsui Leasing & Development, Ltd. (44.67%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Nihon Unisys, Ltd. (27.85%) and BHP Mitsui Coal Pty. Ltd. (20.00%). Associated companies mainly engage in the development of natural resources and manufacturing and distribution of various kinds of products. The major geographic areas of activities of such entities are Japan, the Americas, Asia, Oceania and the Middle East.

Investments in and advances to associated companies at March 31, 2002 and 2001 consisted of the following:

---------------------------------------------------------------------------
                                                     Millions of Yen
                                              -----------------------------
                                                2002               2001
---------------------------------------------------------------------------
Investments in capital stock                  JPY361,307         JPY273,980
Advances                                          98,490            109,392
---------------------------------------------------------------------------
     Total                                    JPY459,797         JPY383,372
---------------------------------------------------------------------------

The carrying amount of the above investments at March 31, 2002 and 2001, less such amount as unamortized goodwill, approximates the companies' equity in the underlying net assets.

Investments in common stock of associated companies include marketable equity securities carried at JPY78,030 million and JPY61,272 million at March 31, 2002 and 2001, respectively. Corresponding aggregate quoted market values were JPY75,542 million and JPY79,607 million, respectively. Summarized financial information for associated companies at March 31, 2002 and 2001 and for the years ended March 31, 2002, 2001 and 2000 was as follows:

--------------------------------------------------------------------------------------------------------------
                                                                                    Millions of Yen
                                                                           -----------------------------------
                                                                              2002                   2001
--------------------------------------------------------------------------------------------------------------
Current assets                                                             JPY2,052,553           JPY1,738,278
Property, plant and equipment--net of accumulated depreciation                1,951,055              1,561,584
Other assets                                                                    870,220                834,121
--------------------------------------------------------------------------------------------------------------
     Total assets                                                          JPY4,873,828           JPY4,133,983
--------------------------------------------------------------------------------------------------------------
Current liabilities                                                        JPY1,782,001           JPY1,747,261
Long-term liabilities, etc                                                    1,944,236              1,549,264
Shareholders' equity                                                          1,147,591                837,458
--------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                            JPY4,873,828           JPY4,133,983
--------------------------------------------------------------------------------------------------------------
The companies' equity in net assets of associated companies                JPY  331,078           JPY  250,112
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                                        Millions of Yen
                                                     ---------------------------------------------------------
                                                         2002                  2001                   2000
--------------------------------------------------------------------------------------------------------------
Total trading transactions                           JPY3,797,813          JPY3,534,008           JPY3,288,134
Revenue--gross trading profit                             650,092               569,363                550,167
Net income                                                 92,132                25,108                 13,580
--------------------------------------------------------------------------------------------------------------

The companies' total trading transactions with associated companies during the years ended March 31, 2002, 2001 and 2000 were as follows:

-------------------------------------------------------------------------------------------------------------
                                                                        Millions of Yen
                                                      -------------------------------------------------------
                                                        2002                  2001                   2000
-------------------------------------------------------------------------------------------------------------
Sale transactions                                     JPY840,041            JPY838,385             JPY783,762
Purchase transactions                                    780,872               657,540                642,462
-------------------------------------------------------------------------------------------------------------

Dividends received from associated companies for the years ended March 31, 2002, 2001 and 2000 amounted to JPY9,590 million, JPY7,876 million and JPY7,136 million, respectively.

Consolidated unappropriated retained earnings at March 31, 2002 and 2001 included the companies' equity in net undistributed earnings of associated companies in the amount of JPY61,122 million and JPY43,049 million, respectively.


4.   ALLOWANCE FOR CREDIT LOSSES

An analysis of the change in the allowance for doubtful receivables is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    Millions of Yen
                                                  ---------------------------------------------------------------------------------
                                                  Balance at                           Provision        Charged            Balance
                                                  beginning         Credits            for doubtful     to other          at end of
                                                   of year          charged off        receivables      accounts(*1)         year
-----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 2002(*2):
Current                                           JPY 43,930        JPY(25,899)        JPY 2,594               --        JPY 20,625
Non-current                                          121,684           (11,141)           18,661        JPY10,274           139,478
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                        JPY165,614        JPY(37,040)        JPY21,255        JPY10,274        JPY160,103
-----------------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2001:
Current                                           JPY 24,867        JPY (6,292)        JPY25,355               --        JPY 43,930
Non-current                                          112,281           (17,536)           18,825        JPY 8,114           121,684
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                        JPY137,148        JPY(23,828)        JPY44,180        JPY 8,114        JPY165,614
-----------------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2000:
Current                                           JPY 23,921        JPY (6,381)        JPY 7,327               --        JPY 24,867
Non-current                                          104,407           (10,413)           11,483        JPY 6,804           112,281
-----------------------------------------------------------------------------------------------------------------------------------
     Total                                        JPY128,328        JPY(16,794)        JPY18,810        JPY 6,804        JPY137,148
-----------------------------------------------------------------------------------------------------------------------------------

(*1) Principally deconsolidation of certain affiliated companies, and effect on exchange rate changes.

(*2) The effect of the change in the fiscal year-end of certain subsidiaries is immaterial.

At March 31, 2002 and 2001, the carrying values of investment in impaired loans as defined in SFAS No. 114 were JPY168,346 million and JPY172,066 million, respectively, and the total allowance for credit losses related to those loans was JPY127,307 million and JPY127,774 million, respectively.

The average recorded investments in impaired loans for the years ended March 31, 2002, 2001 and 2000 were JPY170,206 million, JPY163,983 million and JPY155,849 million, respectively.

Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired. For the years ended March 31, 2002, 2001 and 2000, the Company recognized interest income on impaired loans of JPY2,855 million, JPY3,346 million and JPY2,939 million, respectively.


5.   PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

PLEDGED ASSETS

At March 31, 2002 and 2001, the following assets (exclusive of assets covered by trust receipts mentioned below) were pledged as collateral for certain liabilities of the companies:

--------------------------------------------------------------------------------------
                                                             Millions of Yen
                                                    ----------------------------------
                                                      2002                     2001
--------------------------------------------------------------------------------------
Trade receivables (current and non-current)         JPY 40,936              JPY 52,401
Investments                                             37,515                  87,181
Property leased to others (net book value)              15,328                  15,389
Property and equipment (net book value)                 30,333                  30,927
Other                                                    1,462                   1,825
--------------------------------------------------------------------------------------
    Total                                           JPY125,574              JPY187,723
--------------------------------------------------------------------------------------

The distribution of such collateral among short-term bank loans, long-term debt and guarantees of contracts, etc. was as follows:

--------------------------------------------------------------------------------------
                                                              Millions of Yen
                                                    ----------------------------------
                                                       2002                    2001
--------------------------------------------------------------------------------------
Short-term bank loans                               JPY 11,904              JPY 24,416
Long-term debt                                          88,531                 142,547
Guarantees of contracts, etc.                           25,139                  20,760
--------------------------------------------------------------------------------------
    Total                                           JPY125,574              JPY187,723
--------------------------------------------------------------------------------------

Trust receipts issued under customary import financing arrangements (short-term bank loans and bank acceptances) give banks a security interest in the merchandise imported and/or the accounts receivable resulting from the sale of such merchandise. However, because of the companies' large volume of import transactions, it is not practical to determine the total amounts of assets covered by outstanding trust receipts.


FINANCIAL ASSETS ACCEPTED AS COLLATERAL

At March 31, 2002 and 2001, the fair values of financial assets that the companies accepted as the security for trade receivables and that they are permitted to sell or repledge consisted of the following:

------------------------------------------------------------------------------------
                                                             Millions of Yen
                                                    --------------------------------
                                                       2002                  2001
------------------------------------------------------------------------------------
Bank deposits                                       JPY 3,694              JPY 5,255
Stocks and bonds                                        9,170                  6,838
Promissory notes                                       50,624                 41,884
------------------------------------------------------------------------------------

Of this collateral received by the companies, promissory notes of JPY13,365 million and JPY17,484 million were repledged at March 31, 2002 and 2001, respectively.

At March 31, 2002 and 2001, under security repurchase agreements, the companies accepted Japanese government and corporate bonds of JPY17,931 million, and commercial paper and various bonds of JPY61,917 million, from the counterparties, respectively. These financial assets were not sold or repledged as of March 31, 2002 and 2001, respectively.

6.   SHORT-TERM BORROWINGS AND LONG-TERM DEBT

SHORT-TERM BORROWINGS

Short-term borrowings at March 31, 2002 and 2001 were comprised of the following:

-----------------------------------------------------------------------------------------------------
                                                               Millions of Yen
                                         ------------------------------------------------------------
                                                     2002                            2001
                                         -----------------------------  -----------------------------
                                                     Interest rate(*1)              Interest rate(*1)
-----------------------------------------------------------------------------------------------------
Short-term bank loans                    JPY482,631        2.1%         JPY497,285         3.6%
Commercial paper                             84,546        0.4             141,268         1.1
-----------------------------------------------------------------------------------------------------
    Total                                   567,177                        638,553
SFAS No. 133 fair value adjustment(*2)          236                             --
-----------------------------------------------------------------------------------------------------
    Total                                JPY567,413                     JPY638,553
-----------------------------------------------------------------------------------------------------

(*1) The interest rates represent weighted average rates in effect at March 31, 2002 and 2001, regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

(*2) In accordance with the requirements of SFAS No. 133, the portion of the companies' fixed-rate debt obligations that is designated and effective as fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt's carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates during the term of the hedge.

Unused lines of credit, for short-term financing outside Japan, aggregated JPY602,478 million at March 31, 2002.


LONG-TERM DEBT

Long-term debt at March 31, 2002 and 2001 consisted of the following:

-------------------------------------------------------------------------------------------------------------------------
                                                                                                 Millions of Yen
                                                                                       ----------------------------------
                                                                                           2002                  2001
-------------------------------------------------------------------------------------------------------------------------
Long-term debt with collateral (Note 5):
  Banks and insurance companies, maturing serially through
   2012--principally 0.1% to 8%                                                        JPY  146,469          JPY   92,888
  Government-owned banks and government agencies, maturing serially
   through 2055--principally 1% to 7%                                                        64,467                79,235
  Other, maturing serially through 2018--principally 2%                                       5,623                 5,596
-------------------------------------------------------------------------------------------------------------------------
    Total                                                                              JPY  216,559          JPY  177,719
-------------------------------------------------------------------------------------------------------------------------
Long-term debt without collateral:
  Banks and others (principally insurance companies):
    Principally 0.1% to 7%, maturing serially through 2015                             JPY1,702,163          JPY1,596,204
    Principally 2% to 9%, maturing serially through 2013--(payable in foreign
     currencies)                                                                            233,142               383,070
  Bonds and notes:
    Japanese yen convertible bonds (fixed rate 1.5%, due 2003)                               16,390                16,390
    Japanese yen convertible bonds (fixed rate 1.05%, due 2009)                              92,786                92,786
    Euro yen bonds (fixed rate 3.0%, due 2002)                                                4,224                 5,987
    Japanese yen bonds with early redemption clause (fixed rate 1.1% to 2.75%,
     due 2002-2013)                                                                          35,000                30,000
    Japanese yen bonds (fixed rate 2.1% to 3.6%, due 2002-2019)                             205,000               205,000
    Japanese yen bonds (fixed and floating rate: floating rate 1.6% to 1.9%,
     due 2003-2013)                                                                          20,000                10,000
    Japanese yen bonds (fixed and floating rate: fixed rate 2.0% to 2.1%,
     due 2013-2014)                                                                          50,500                10,000
    Japanese yen bonds (floating rate 1.9% to 2.9%, due 2010)                                62,000                62,000
    Reverse dual currency yen/U.S. dollar bonds (fixed rate 3.0% to 3.25%,
     due 2007-2012)                                                                          30,000                30,000
    Notes under global medium-term note programme (fixed rate 0.2% to 4.6%,
     due 2001-2014)                                                                          78,149                85,068
    Notes under euro medium-term note programme (fixed and floating rate:
     fixed rate 0.1% to 10.0%, due 2001-2014)                                                70,362               106,789
    Others                                                                                    6,404                 3,586
  Account payables, derivative liabilities and others due through 2017:
    Interest bearing                                                                         57,244                60,903
    Non-interest bearing                                                                    134,844                72,555
-------------------------------------------------------------------------------------------------------------------------
      Total                                                                               2,798,208             2,770,338
-------------------------------------------------------------------------------------------------------------------------
        Total                                                                             3,014,767             2,948,057
SFAS No. 133 fair value adjustment*                                                          59,887                    --
-------------------------------------------------------------------------------------------------------------------------
          Total                                                                           3,074,654             2,948,057
Less current maturities                                                                     454,787               239,449
-------------------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities                                                JPY2,619,867          JPY2,708,608
-------------------------------------------------------------------------------------------------------------------------


* In accordance with the requirements of SFAS No. 133, the portion of the companies' fixed-rate debt obligations that is designated and effective as fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt's carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates during the term of the hedge.

The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered
Rate). (See Note 14, "DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES," and Note 15, "FINANCIAL INSTRUMENTS.")

The 1.5% Convertible Bonds due 2003 and the 1.05% Convertible Bonds due 2009 may be converted into common stock at JPY850.70 and JPY881.00 per share, respectively, at the option of the holder and may be redeemed at the option of the Company at specified percentages of the principal commencing on April 1, 1996 and October 1, 2002, respectively.

The indenture, under which the bonds were issued, does not require maintenance of a prescribed amount of net assets, a minimum debt/equity ratio or limits on the payment of cash dividends by the Company.

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions a bank may require the borrower to provide collateral (or additional collateral) or guarantors with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Default provisions of certain loan agreements grant certain rights of possession to the lenders.

Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors' review and approval before presentation to the shareholders. Certain of such agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2002 and 2001, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

Maturities of long-term debt outstanding at March 31, 2002 were as follows, excluding the effect of SFAS No. 133 fair value adjustment:

-------------------------------------------------------------------
                                                    Millions of Yen
-------------------------------------------------------------------
Year ending March 31:
2003                                                 JPY  465,056
2004                                                      541,634
2005                                                      361,891
2006                                                      252,291
2007                                                      247,988
Thereafter                                              1,145,907
-------------------------------------------------------------------
    Total                                            JPY3,014,767
-------------------------------------------------------------------

7.   PENSION COSTS AND SEVERANCE INDEMNITIES

The Company and certain subsidiaries have non-contributory defined benefit pension plans and contributory defined benefit pension plans, covering substantially all employees other than directors.

A main pension plan is the Company's contributory defined benefit Japanese government welfare pension program for its employees (the Employees' Pension Fund, "EPF"). EPF is composed of a substitutional portion of Japanese Pension Insurance and a corporate portion of a contributory defined benefit plan. For the former, the benefits are based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation, and, for the latter, the benefits are based on the length of service.

Effective April 1, 1997, the Company merged a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan, "TQPP") into EPF. TQPP remained only for the retired employees with vested benefits as of March 31, 1997.

The Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement or earlier termination of employment and the length of service.

The measurement date used for the Company's pension plans was changed for the year ended March 31, 2002 from December 31 to March 31. The change of the measurement date did not have a material effect on the consolidated financial statements.

Net periodic pension costs of the companies' defined benefit pension plans for the years ended March 31, 2002, 2001 and 2000 included the following components:

------------------------------------------------------------------------------------------------------------------
                                                                                     Millions of Yen
                                                                         -----------------------------------------
                                                                            2002            2001           2000
------------------------------------------------------------------------------------------------------------------
Service cost--benefits earned during the period                          JPY12,834       JPY13,019       JPY13,663
Interest cost on projected benefit obligation                                7,528           7,427           6,349
Expected return on plan assets                                              (5,004)         (4,800)         (3,171)
Amortization of unrecognized obligation existing at transition                  --           3,726           7,309
Amortization of unrecognized prior service cost                                (53)            298             447
Amortization of unrecognized net amount resulting from changes in
 plan experience and actuarial assumptions                                   8,867           5,801           9,260
------------------------------------------------------------------------------------------------------------------
    Net periodic pension costs                                           JPY24,172       JPY25,471       JPY33,857
------------------------------------------------------------------------------------------------------------------

The following table sets forth the reconciliation of benefit obligations, plan assets and funded status of the plans:

-------------------------------------------------------------------------------------------------------------
                                                                                        Millions of Yen
                                                                                  ---------------------------
                                                                                     2002             2001
-------------------------------------------------------------------------------------------------------------
Change in benefit obligations:
  Benefit obligation at beginning of year                                         JPY245,195       JPY241,716
  Service cost                                                                        12,834           13,019
  Interest cost                                                                        7,528            7,427
  Plan participants' contributions                                                     1,418            1,068
  Plan amendments                                                                     (2,082)          (3,469)
  Actuarial loss                                                                      10,761            9,191
  Benefits paid from plan assets                                                     (14,606)         (10,224)
  Direct benefit payments                                                             (4,317)          (4,112)
  Settlements                                                                         (3,479)          (3,568)
  Divestitures                                                                        (1,281)          (6,592)
  Foreign currency translation adjustment                                              1,914              739
-------------------------------------------------------------------------------------------------------------
    Benefit obligation at end of year                                                253,885          245,195
-------------------------------------------------------------------------------------------------------------
Change in plan assets:
  Fair value of plan assets at beginning of year                                     188,711          139,494
  Actual loss on plan assets                                                          (7,119)         (16,492)
  Employer contribution                                                               67,203           74,320
  Plan participants' contributions                                                     1,418            1,068
  Benefits paid from plan assets                                                     (14,606)         (10,224)
  Settlements                                                                         (3,479)              --
  Foreign currency translation adjustment                                              1,101              545
-------------------------------------------------------------------------------------------------------------
    Fair value of plan assets at end of year                                         233,229          188,711
-------------------------------------------------------------------------------------------------------------
Funded status at end of year                                                         (20,656)         (56,484)
Unrecognized prior service cost                                                       (7,268)          (5,321)
Unrecognized net amount resulting from changes in plan experience
 and actuarial assumptions                                                            69,980           56,372
-------------------------------------------------------------------------------------------------------------
    Net amount recognized                                                         JPY 42,056       JPY (5,433)
-------------------------------------------------------------------------------------------------------------
Amounts recognized in the consolidated balance sheets consist of:
  Other assets (Prepaid pension costs)                                            JPY 80,410       JPY    219
  Other assets (Intangible assets)                                                       128               78
  Accrued expenses                                                                        --           (1,890)
  Accrued pension costs and liability for severance indemnities                      (41,561)         (55,423)
  Accumulated other comprehensive loss (before income tax effect)                      3,079           51,583
-------------------------------------------------------------------------------------------------------------
    Net amount recognized                                                         JPY 42,056       JPY (5,433)
-------------------------------------------------------------------------------------------------------------

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were JPY80,526 million and JPY38,731 million at March 31, 2002 and JPY245,195 million and JPY188,711 million at March 31, 2001. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were JPY36,233 million and JPY23,988 million at March 31, 2002 and JPY197,103 million and JPY167,517 million at March 31, 2001.

The prior service cost is amortized over the average remaining service period of employees expected to receive related benefits.

The amortization periods of the unrecognized net amount resulting from changes in plan experience and actuarial assumptions are seven years for EPF, one year for TQPP, and the average remaining service period for subsidiaries.

The impact of the change in the fiscal year-end of certain subsidiaries on change in benefit obligations and change in plan assets is immaterial.

Assumptions used in the accounting for the companies' defined benefit pension plans for the years ended March 31, 2002, 2001 and 2000 are set forth as follows:

-----------------------------------------------------------------------------------------------------
                                                                                2002    2001     2000
-----------------------------------------------------------------------------------------------------
Weighted-average discount rates                                                  3.2%    3.2%    3.2%
Weighted-average expected long-term rates of return on plan assets               2.9%    3.0%    3.6%
-----------------------------------------------------------------------------------------------------

The rate of increase in future compensation levels was not applied in determining the projected benefit obligation of the corporate portion of EPF because the benefit formulas of the Company's plans do not contain factors relating to compensation levels.

The rates of increase in future compensation levels applied for the other defined benefit pension plans for the years ended March 31, 2002, 2001 and 2000 were 1.5% to 7.0%, 2.0% to 7.0% and 2.5% to 7.0%, respectively.

The Companies' funding policies with respect to pension plans are generally to contribute amounts calculated based on the plans' contribution formula. Plan assets, including assets in pension trust funds managed by certain trust banks, life insurance companies and investment consulting companies, consist of Japanese government bonds, other debt securities and marketable equity securities. Plan assets managed by insurance companies are included in pooled investment portfolios of such insurance companies.

The Company established the employee retirement benefit trust for retirement obligations by contributing certain available-for-sale securities during the year ended March 31, 2002 and by contributing certain available-for-sale securities and marketable equity securities of an associated company during the year ended March 31, 2001.

As stated in Note 3, "MARKETABLE SECURITIES AND INVESTMENTS," fair value at contribution of these securities for the years ended March 31, 2002 and 2001 were JPY45,770 million and JPY53,285 million, respectively. The fair value of securities held in the employee retirement benefit trust is included in the fair value of plan assets at March 31, 2002 and 2001. The fair value of marketable equity securities of an associated company included in plan assets is JPY21,139 million and JPY21,732 million at March 31, 2002 and 2001, respectively.

In addition to the above defined benefit pension plans, the Company provides the "Early Retirement Support Plan" to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2002 and 2001, the Company recorded JPY5,595 million and JPY14,796 million of periodic payments and projected benefits based on factors including the history of benefit payments as expenses, respectively.

Certain subsidiaries recorded JPY5,836 million of additional costs of offering early retirement programs to their employees for the year ended March 31, 2001. These benefit costs are immaterial for the years ended March 31, 2002 and 2000.


8.   SHAREHOLDERS' EQUITY

COMMON STOCK AND CAPITAL SURPLUS

Prior to October 1, 2001, under the Commercial Code of Japan (the "Code"), certain issuances of common stock, including conversions of bonds and notes and exercises of warrants issued, were required to be credited to the common stock account for at least the greater of par value or 50% of the proceeds. An amendment to the Code, which became effective on October 1, 2001, required that the stated par value be eliminated resulting in all of the outstanding shares having no par value as of October 1, 2001. After the amendment, the issuances of common stock are required to be credited to the common stock account for at least 50% of the proceeds.

At March 31, 2002, 124,585,442 shares of common stock were reserved for the conversion of outstanding bonds.

The Code permits, upon approval by the Board of Directors, transfers of amounts from capital surplus to the common stock account. The amounts available for transfer are based on capital surplus as defined by accounting practices prevailing in Japan.

Additional amounts recorded as capital surplus to conform with U.S. GAAP may not be transferred. Such additional amounts primarily relate to accounting for warrants and business combinations and amounted to JPY69,049 million at March 31, 2002.


RETAINED EARNINGS APPROPRIATED FOR LEGAL RESERVE

Prior to October 1, 2001, the Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve until such reserve equals 25% of common stock. The amendment to the Code, which became effective on October 1, 2001, provides that the amount to be appropriated as a legal reserve shall be up to the total amount of capital surplus and the legal reserve being equal to 25% of common stock. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors. The amendment to the Code also provides that to the extent that the sum of capital surplus and legal reserve exceeds 25% of common stock, the excess, if any, is available for appropriations by resolution of the shareholders.


RETAINED EARNINGS UNAPPROPRIATED

The amount of retained earnings available for dividends under the Code is based on the amount of retained earnings recorded in the Company's general books of account in accordance with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Code.

Retained earnings, exclusive of retained earnings appropriated for the legal reserve, shown in the Company's general books of account amounted to JPY200,454 million at March 31, 2002. The amount includes retained earnings to be appropriated for the legal reserve as a part of appropriations of retained earnings associated with cash outlays and JPY6,763 million restricted as to the payment of dividends under the Code. See Note 6, "SHORT-TERM BORROWINGS AND LONG-TERM DEBT," for the rights of certain creditors to review and approve the companies' proposal for the payment of dividends and other appropriations of earnings. Dividends are approved by shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. A mid-year interim dividend may be paid by resolution of the Board of Directors, subject to limitations imposed by the Code.

The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings, available for dividends, to the common stock account.


PURCHASE BY THE COMPANY OF SHARES

Prior to October 1, 2001, the Company was generally prohibited from acquiring its own shares except, among others, by means of retirement of shares or grant of stock option for employees, in the manner as provided in the Code, and the purchased shares had to be sold or otherwise transferred to a third party within a reasonable period thereafter.

The amendment to the Code, which became effective on October 1, 2001, permits the Company to purchase and hold its own shares. The Company is allowed to decide the total number and amount of the shares to be acquired, within the extent of the amount of the retained earnings available for dividends, subject to the prior approval of the shareholders at an ordinary general meeting of shareholders. Public companies are generally required to purchase the shares through market transactions or tender offer and dispose of them, subject to the approval of the Board of Directors, unless otherwise specified in the Code, or as far as the Articles of Incorporation do not require a resolution of the shareholders at the shareholders' meeting. As an example of the disposal of its own shares, the Company sells the shares or chooses to transfer the shares instead of issuing new shares in case of merger, stock transfer or exchange, or spin-off. In addition, the Code enables the Company to retire its own shares by resolution of the Board of Directors.

It was approved on May 14, 2002 that the Board of Directors propose a resolution that the Company may acquire up to a total not exceeding 70 million outstanding shares of its common stock at an amount in a total not exceeding JPY70,000 million at the ordinary general meeting of shareholders to be held on June 27, 2002.

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2002, 2001 and 2000 are as follows:

----------------------------------------------------------------------------------------------------------------------------
                                                                                                Millions of Yen
                                                                                --------------------------------------------
                                                                                   2002             2001             2000
----------------------------------------------------------------------------------------------------------------------------
UNREALIZED HOLDING GAINS AND LOSSES ON AVAILABLE-FOR-SALE SECURITIES:
Balance at beginning of year                                                    JPY  95,806     JPY 115,326      JPY  71,230
  Pre-tax amount of unrealized holding gains and losses on available-for-sale
   securities                                                                      (119,796)        (12,033)          86,886
  Deferred income taxes                                                              49,085           7,578          (36,076)
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                    (70,711)         (4,455)          50,810
----------------------------------------------------------------------------------------------------------------------------
  Pre-tax amount of reclassification adjustments                                     28,272         (28,577)         (11,267)
  Deferred income taxes                                                              (8,945)         13,512            4,553
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                     19,327         (15,065)          (6,714)
----------------------------------------------------------------------------------------------------------------------------
The effect of change in fiscal year-end of certain subsidiaries:
  Pre-tax amount of unrealized holding gains and losses on available-for-sale
   securities                                                                          (290)             --               --
  Deferred income taxes                                                                 122              --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                       (168)             --               --
----------------------------------------------------------------------------------------------------------------------------
  Pre-tax amount of reclassification adjustments                                         (8)             --               --
  Deferred income taxes                                                                  --              --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                         (8)             --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          JPY  44,246     JPY  95,806      JPY 115,326
----------------------------------------------------------------------------------------------------------------------------
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS:
Balance at beginning of year                                                    JPY(188,670)    JPY(217,076)     JPY(161,452)
  Pre-tax amount of translation adjustments                                          73,838          29,393          (61,976)
  Deferred income taxes                                                              (5,421)         (3,161)           6,306
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                     68,417          26,232          (55,670)
----------------------------------------------------------------------------------------------------------------------------
  Pre-tax amount of reclassification adjustments                                        818           2,377               48
  Deferred income taxes                                                                (178)           (203)              (2)
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                        640           2,174               46
----------------------------------------------------------------------------------------------------------------------------
The effect of change in fiscal year-end of certain subsidiaries:
  Pre-tax amount of translation adjustments                                             954              --               --
  Deferred income taxes                                                                 (10)             --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                        944              --               --
----------------------------------------------------------------------------------------------------------------------------
  Pre-tax amount of reclassification adjustments                                         --              --               --
  Deferred income taxes                                                                  --              --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                         --              --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          JPY(118,669)    JPY(188,670)     JPY(217,076)
----------------------------------------------------------------------------------------------------------------------------


(Continued)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                Millions of Yen
                                                                                --------------------------------------------
                                                                                   2002             2001             2000
----------------------------------------------------------------------------------------------------------------------------
MINIMUM PENSION LIABILITY ADJUSTMENT:
Balance at beginning of year                                                    JPY (24,841)    JPY (15,611)     JPY (30,063)
  Pre-tax amount                                                                     48,577         (15,914)          24,916
  Deferred income taxes                                                             (24,063)          6,684          (10,464)
----------------------------------------------------------------------------------------------------------------------------
  Adjustment for year (after income tax effect)                                      24,514          (9,230)          14,452
----------------------------------------------------------------------------------------------------------------------------
The effect of change in fiscal year-end of certain subsidiaries:
  Pre-tax amount                                                                        (73)             --               --
  Deferred income taxes                                                                  27              --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                        (46)             --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          JPY    (373)    JPY (24,841)     JPY (15,611)
----------------------------------------------------------------------------------------------------------------------------
NET UNREALIZED GAINS AND LOSSES ON DERIVATIVES:
Balance at beginning of year                                                             --              --               --
  Pre-tax amount of net unrealized gains and losses on derivatives              JPY  (7,545)             --               --
  Deferred income taxes                                                               2,787              --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                     (4,758)             --               --
----------------------------------------------------------------------------------------------------------------------------
  Pre-tax amount of reclassification adjustments                                      3,015              --               --
  Deferred income taxes                                                              (1,207)             --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                      1,808              --               --
----------------------------------------------------------------------------------------------------------------------------
The effect of change in fiscal year-end of certain subsidiaries:
  Pre-tax amount of net unrealized gains and losses on derivatives                    1,016              --               --
  Deferred income taxes                                                                (353)             --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                        663              --               --
----------------------------------------------------------------------------------------------------------------------------
  Pre-tax amount of reclassification adjustments                                        257              --               --
  Deferred income taxes                                                                 (92)             --               --
----------------------------------------------------------------------------------------------------------------------------
  Adjustments for year (after income tax effect)                                        165              --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          JPY  (2,122)             --               --
----------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)--TOTAL:
Balance at beginning of year                                                    JPY(117,705)    JPY(117,361)     JPY(120,285)
  Pre-tax amount                                                                     27,179         (24,754)          38,607
  Deferred income taxes                                                              12,058          24,410          (35,683)
----------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss) for year (after income tax effect)               39,237            (344)           2,924
----------------------------------------------------------------------------------------------------------------------------
The effect of change in fiscal year-end of certain subsidiaries:
  Pre-tax amount                                                                      1,856              --               --
  Deferred income taxes                                                                (306)             --               --
----------------------------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss) for the stub period (after income
   tax effect)                                                                        1,550              --               --
----------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                          JPY (76,918)    JPY(117,705)     JPY(117,361)
----------------------------------------------------------------------------------------------------------------------------

9.   NET INCOME PER 20 SHARES

The following is a reconciliation of basic net income per 20 shares to diluted net income per 20 shares for the years ended March 31, 2002, 2001 and 2000:

-----------------------------------------------------------------------------------------------------------------------------------
                                        2002                                 2001                                2000
                         ----------------------------------  ----------------------------------  ----------------------------------
                                                     Per 20                              Per 20                              Per 20
                          Net income     Shares      shares  Net income       Shares     shares  Net income      Shares      shares
                         (numerator)  (denominator)  amount  (numerator)  (denominator)  amount  (numerator)  (denominator)  amount
                         ----------------------------------  ----------------------------------  ----------------------------------
                         Millions of                         Millions of                         Millions of
                            Yen       In Thousands   Yen          Yen     In Thousands    Yen        Yen      In Thousands     Yen
-----------------------------------------------------------------------------------------------------------------------------------
BASIC NET INCOME PER
 20 SHARES:
Net income available to
 common shareholders       JPY55,371      1,583,427  JPY699    JPY51,588      1,583,675  JPY651    JPY34,837      1,583,675   JPY440
                                                     ------                              ------                               ------
EFFECT OF DILUTIVE
 SECURITIES:
1.5% Convertible Bonds
 due 2003                        150         19,266                  150         19,266                  150         19,266
1.05% Convertible Bonds
 due 2009                        581        105,319                  581        105,319                  581        105,319
                         --------------------------          --------------------------          --------------------------
DILUTED NET INCOME PER
 20 SHARES:
Net income available to
 common shareholders
 after effect of
 dilutive securities       JPY56,102      1,708,012  JPY657    JPY52,319      1,708,260  JPY613    JPY35,568      1,708,260   JPY416
------------------------------------------------------------------------------------------------------------------------------------


10.  SEGMENT INFORMATION

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires disclosure of financial and descriptive information about operating segments, which are components of an enterprise whose operating results are regularly reviewed by the enterprise's chief operating decision maker in deciding about resources to be allocated to the segment and assessing its performance.

The operating groups of the companies' Head Office, which are organized based on the "products and services," plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The operating groups also collaborate with branches and offices that are located in Japan and overseas countries and with overseas trading subsidiaries in planning and executing their strategies for products or regions. The branches, offices, and overseas trading subsidiaries are separate operating units, which are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their affiliated companies in collaboration with the operating groups. Therefore, the Company's operating segments are comprised of product-wise operating segments and region-wise operating segments.

The Company's operating segments have been aggregated based on the nature of the products and other criteria into six product-wise reportable operating segments and four region-wise reportable operating segments, totaling ten reportable operating segments.

During the year ended March 31, 2002, as a result of electronics-related business integration, the Electronics Business Group was newly established in the "Electronics & Information" segment. At the same time, the Retail Group was also established in the "Consumer Products" segment in order to expand and create consumer-oriented businesses. The operating segment information for the year ended March 31, 2001 has been restated to conform to the presentation for the year ended March 31, 2002. It was impracticable to restate the operating segment information for the year ended March 31, 2000.

Further, starting from the year ended March 31, 2002, revenue--gross trading profit and operating income (loss) are disclosed, since these two items of each reportable segment are newly included in the measure of segment profit or loss reviewed by the chief operating decision maker.

A description of reportable operating segments of the Company follows.

Metals develops raw material resources of iron or non-ferrous metals in other countries, and manufactures, sells and trades products in Japan and abroad.

Machinery manufactures, sells and trades machinery products and executes projects, such as the construction of plants and infrastructure in Japan and abroad.

Electronics & Information conducts electronics and information related business in Japan and abroad.

Chemicals manufactures, sells and trades chemical products in Japan and abroad.

Energy develops energy resources overseas and manufactures, sells and trades oil and gas products in Japan and abroad.

Consumer Products manufactures, constructs, sells and trades consumer-related products, such as foods, textiles, general merchandise and houses, and also provides logistics services concerning those consumer-related products.

Domestic Branches and Offices trade in various commodities and conduct related business in branches and offices in Japan, such as in the Kansai and Chubu districts.

Americas, Europe and Other Overseas Areas trade in various commodities and conduct related business led by overseas trading subsidiaries or offices located in each region.

The companies' operating segment information, product information and geographic area information for the years ended March 31, 2002, 2001 and 2000 presented in conformity with SFAS No. 131 are as follows:


OPERATING SEGMENT INFORMATION

---------------------------------------------------------------------------------------------------------------------------------
                                                                            Millions of Yen
                        ---------------------------------------------------------------------------------------------------------
                                                                                                                     Domestic
YEAR ENDED                                           Electronics &                                   Consumer        Branches
 MARCH 31, 2002:            Metals      Machinery     Information      Chemicals       Energy        Products       and Offices
---------------------------------------------------------------------------------------------------------------------------------
Total trading
 transactions:
  External customers    JPY1,501,933   JPY1,956,324    JPY378,725    JPY1,019,745    JPY2,367,078   JPY2,059,683    JPY1,633,061
  Intersegment               282,948        115,715        55,010         292,098          87,215        144,769         272,492
---------------------------------------------------------------------------------------------------------------------------------
    Total               JPY1,784,881   JPY2,072,039    JPY433,735    JPY1,311,843    JPY2,454,293   JPY2,204,452    JPY1,905,553
---------------------------------------------------------------------------------------------------------------------------------
Revenue--gross
 trading profit         JPY   67,397   JPY   66,194    JPY 46,231    JPY   53,476    JPY   48,061   JPY  122,347    JPY   47,553
---------------------------------------------------------------------------------------------------------------------------------
Operating
 income (loss)          JPY   19,847   JPY    2,308    JPY  7,719    JPY    8,185    JPY   16,661   JPY    8,843    JPY    8,873
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)       JPY    9,449   JPY    7,540    JPY  5,837    JPY   (4,893)   JPY   22,152   JPY    4,678    JPY    6,773
---------------------------------------------------------------------------------------------------------------------------------
Total assets
 at March 31, 2002      JPY  935,835   JPY1,141,230    JPY278,145    JPY  511,248    JPY  459,226   JPY  940,381    JPY  538,853
---------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                              Millions of Yen
                                   --------------------------------------------------------------------------
                                                                    Other      Eliminations
                                                                   Overseas       and           Consolidated
YEAR ENDED MARCH 31, 2002:          Americas         Europe         Areas       Corporate           Total
-------------------------------------------------------------------------------------------------------------
Total trading transactions:
  External customers               JPY  691,271    JPY414,857   JPY  590,622   JPY    41,173    JPY12,654,472
  Intersegment                          492,620       179,837        798,560      (2,721,264)              --
-------------------------------------------------------------------------------------------------------------
    Total                          JPY1,183,891    JPY594,694   JPY1,389,182   JPY(2,680,091)   JPY12,654,472
-------------------------------------------------------------------------------------------------------------
Revenue--gross trading profit      JPY   45,096    JPY 20,623   JPY   21,929   JPY    15,213    JPY   554,120
-------------------------------------------------------------------------------------------------------------
Operating income (loss)            JPY   11,750    JPY  4,484   JPY   (4,700)  JPY    (7,292)   JPY    76,678
-------------------------------------------------------------------------------------------------------------
Net income (loss)                  JPY    6,461    JPY  3,911   JPY    5,271   JPY   (11,808)   JPY    55,371
-------------------------------------------------------------------------------------------------------------
Total assets at March 31, 2002     JPY  400,387    JPY232,656   JPY  241,271   JPY   989,134    JPY 6,668,366
-------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
                                                                         Millions of Yen
                                 -------------------------------------------------------------------------------------------------
                                                                                                                         Domestic
Year ended March 31, 2001                                    Electronics &                              Consumer        Branches
 (As restated):                     Metals        Machinery   Information   Chemicals      Energy       Products      and Offices
----------------------------------------------------------------------------------------------------------------------------------
Total trading transactions:
  External customers             JPY1,472,694   JPY1,629,502  JPY362,222    JPY1,114,765  JPY2,883,984  JPY2,061,498  JPY1,772,143
  Intersegment                        173,549         71,844      46,854         261,357        18,873       156,576       271,424
----------------------------------------------------------------------------------------------------------------------------------
    Total                        JPY1,646,243   JPY1,701,346  JPY409,076    JPY1,376,122  JPY2,902,857  JPY2,218,074  JPY2,043,567
----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                JPY   10,271   JPY    1,015  JPY 15,729    JPY    5,493  JPY   12,299  JPY   (5,171) JPY    6,149
----------------------------------------------------------------------------------------------------------------------------------
Total assets at March 31, 2001   JPY  890,575   JPY1,209,505  JPY284,944    JPY  540,482  JPY  422,648  JPY  983,748  JPY  628,996
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
                                                                          Millions of Yen
                                           ---------------------------------------------------------------------------
                                                                          Other        Eliminations
                                                                         Overseas          and           Consolidated
Year ended March 31, 2001 (As restated):    Americas        Europe        Areas         Corporate             Total
----------------------------------------------------------------------------------------------------------------------
Total trading transactions:
  External customers                       JPY  649,921   JPY532,299   JPY  537,678    JPY    31,513     JPY13,048,219
  Intersegment                                  543,274      208,389        694,451       (2,446,591)               --
----------------------------------------------------------------------------------------------------------------------
    Total                                  JPY1,193,195   JPY740,688   JPY1,232,129    JPY(2,415,078)    JPY13,048,219
----------------------------------------------------------------------------------------------------------------------
Net income (loss)                          JPY    9,991   JPY  3,876   JPY    4,882    JPY   (12,946)    JPY    51,588
----------------------------------------------------------------------------------------------------------------------
Total assets at March 31, 2001             JPY  371,276   JPY270,604   JPY  255,970    JPY   851,359     JPY 6,710,107
----------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                     Millions of Yen
                                ----------------------------------------------------------------------------------------------------
                                                                                                                          Domestic
                                                              Electronics &                                 Consumer      Branches
Year ended March 31, 2000:         Metals        Machinery     Information    Chemicals       Energy        Products     and Offices
------------------------------------------------------------------------------------------------------------------------------------
Total trading transactions:
  External customers            JPY2,146,566   JPY1,876,553    JPY278,884   JPY1,185,568   JPY2,283,954   JPY1,894,880  JPY1,674,045
  Intersegment                       152,539        120,365        35,882        172,651         27,844         49,851       166,190
------------------------------------------------------------------------------------------------------------------------------------
    Total                       JPY2,299,105   JPY1,996,918    JPY314,766   JPY1,358,219   JPY2,311,798   JPY1,944,731  JPY1,840,235
------------------------------------------------------------------------------------------------------------------------------------
Net income                      JPY    8,736   JPY    6,870    JPY 10,255   JPY    4,377   JPY   10,441   JPY    1,948  JPY    4,937
------------------------------------------------------------------------------------------------------------------------------------
Total assets at March 31, 2000  JPY  749,992   JPY1,239,634    JPY223,595   JPY  514,879   JPY  448,460   JPY  892,143  JPY  688,195
------------------------------------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------------------------
                                                                   Millions of Yen
                                 ----------------------------------------------------------------------------------
                                                                    Other          Eliminations
                                                                   Overseas            and            Consolidated
Year ended March 31, 2000:         Americas         Europe           Areas          Corporate             Total
-------------------------------------------------------------------------------------------------------------------
Total trading transactions:
  External customers             JPY  637,235      JPY701,187     JPY  482,933     JPY    38,911      JPY13,200,716
  Intersegment                        498,784         252,817          578,309        (2,055,232)                --
-------------------------------------------------------------------------------------------------------------------
    Total                        JPY1,136,019      JPY954,004     JPY1,061,242     JPY(2,016,321)     JPY13,200,716
-------------------------------------------------------------------------------------------------------------------
Net income                       JPY    8,056      JPY  4,453     JPY    2,755     JPY   (27,991)     JPY    34,837
-------------------------------------------------------------------------------------------------------------------
Total assets at March 31, 2000   JPY  377,808      JPY241,329     JPY  251,793     JPY   971,530      JPY 6,599,358
-------------------------------------------------------------------------------------------------------------------

Notes: (1) Net loss of "Eliminations and Corporate" for the year ended March 31,
           2002 included (a) JPY16,200 million in losses on the write-down of marketable securities, (b) JPY10,084 million in impairment losses of long-lived assets, (c) JPY9,375 million in a gain arising from a nonmonetary exchange of shares in connection with a business combination of certain financial institutions, and (d) JPY8,895 million in gains on contribution of securities to an employee retirement benefit trust (all amounts are after income tax effect). Net loss of "Eliminations and Corporate" for the year ended March 31, 2001 included JPY4,627 million in losses (after income tax effect) on the write-down of marketable securities. Net loss of "Eliminations and Corporate" for the year ended March 31, 2000 included (a) JPY12,846 million in losses on the write-down of marketable securities and (b) an JPY8,212 million loss of equity in Mitsui Leasing & Development, Ltd (all amounts are after income tax effects).

       (2) Total assets of "Eliminations and Corporate" at March 31, 2002,
           2001 and 2000 include corporate assets, consisting primarily of cash and cash equivalents and time deposits maintained with regard to corporate finance activities and assets of certain subsidiaries operating with corporate departments.

       (3) Transfers between operating segments are made at cost plus a markup.

       (4) Operating income (loss) reflects the companies' (a) revenue--gross trading profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.


PRODUCT INFORMATION

----------------------------------------------------------------------------------------------------------------------------
                                                                   Millions of Yen
                                --------------------------------------------------------------------------------------------
                                                                                 Electronics
                                  Iron and       Non-Ferrous                          &
YEAR ENDED MARCH 31, 2002:          Steel          Metals        Machinery       Information    Chemicals          Energy
----------------------------------------------------------------------------------------------------------------------------
Total trading transactions
 to external customers          JPY1,537,113    JPY  953,378    JPY2,337,386     JPY450,160    JPY1,915,639     JPY2,777,529
----------------------------------------------------------------------------------------------------------------------------
Revenue--
 Gross trading profit           JPY   75,567    JPY   22,631    JPY   88,680     JPY 53,985    JPY   92,152     JPY   53,292
----------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2001:
----------------------------------------------------------------------------------------------------------------------------
Total trading transactions
 to external customers          JPY1,519,731    JPY1,049,652    JPY2,089,036     JPY388,258    JPY2,083,429     JPY3,182,734
----------------------------------------------------------------------------------------------------------------------------
Revenue--
 Gross trading profit           JPY   68,543    JPY   28,622    JPY   89,321     JPY 48,884    JPY   96,616     JPY   66,076
----------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2000:
----------------------------------------------------------------------------------------------------------------------------
Total trading transactions
 to external customers          JPY1,449,310    JPY1,989,027    JPY2,233,095     JPY376,508    JPY1,862,039     JPY2,466,483
----------------------------------------------------------------------------------------------------------------------------
Revenue--
 Gross trading profit           JPY   62,622    JPY   27,927    JPY   88,572     JPY 40,995    JPY   91,392     JPY   50,431
----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------
                                                                 Millions of Yen
                                  ---------------------------------------------------------------------------
                                                                                 Property and
YEAR ENDED                                                          General        Service       Consolidated
MARCH 31, 2002:                      Foods          Textiles      Merchandise      Business         Total
-------------------------------------------------------------------------------------------------------------
Total trading transactions
 to external customers            JPY1,463,257     JPY367,922     JPY623,208      JPY228,880    JPY12,654,472
-------------------------------------------------------------------------------------------------------------
Revenue--
 Gross trading profit             JPY   65,732     JPY 22,926     JPY 32,759      JPY 46,396    JPY   554,120
-------------------------------------------------------------------------------------------------------------
Year ended March 31, 2001:
-------------------------------------------------------------------------------------------------------------
Total trading transactions
 to external customers            JPY1,356,489     JPY386,615     JPY690,925      JPY301,350    JPY13,048,219
-------------------------------------------------------------------------------------------------------------
Revenue--
 Gross trading profit             JPY   61,071     JPY 24,366     JPY 40,068      JPY 48,570    JPY   572,137
-------------------------------------------------------------------------------------------------------------
Year ended March 31, 2000:
-------------------------------------------------------------------------------------------------------------
Total trading transactions
 to external customers            JPY1,242,750     JPY399,388     JPY739,444      JPY442,672    JPY13,200,716
-------------------------------------------------------------------------------------------------------------
Revenue--
 Gross trading profit             JPY   60,873     JPY 25,407     JPY 42,556      JPY 47,092    JPY   537,867
-------------------------------------------------------------------------------------------------------------

GEOGRAPHIC AREA INFORMATION

---------------------------------------------------------------------------------------------------------------------------
                                                                               Millions of Yen
                                                ---------------------------------------------------------------------------
                                                                  United           United                     Consolidated
                                                  Japan           States           Kingdom       All Other        Total
---------------------------------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 2002:
---------------------------------------------------------------------------------------------------------------------------
Total trading transactions to external
 customers                                      JPY7,408,009   JPY  971,673     JPY  480,874   JPY3,793,916   JPY12,654,472
---------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2001:
---------------------------------------------------------------------------------------------------------------------------
Total trading transactions to external
 customers                                      JPY7,741,192   JPY1,153,663     JPY  758,653   JPY3,394,711   JPY13,048,219
---------------------------------------------------------------------------------------------------------------------------
Year ended March 31, 2000:
---------------------------------------------------------------------------------------------------------------------------
Total trading transactions to external
 customers                                      JPY7,114,890   JPY1,128,303     JPY1,188,071   JPY3,769,452   JPY13,200,716
---------------------------------------------------------------------------------------------------------------------------

Notes: (1) Total trading transactions are attributed to countries based on the location of customers.

       (2) The Company provides total trading transactions instead of revenue--gross trading profit, as certain costs are not attributed to countries based on the location of customers.

--------------------------------------------------------------------------------------------------------
                                                              Millions of Yen
                                           -------------------------------------------------------------
                                                              United                        Consolidated
                                              Japan           States         All Other          Total
--------------------------------------------------------------------------------------------------------
AT MARCH 31, 2002:
--------------------------------------------------------------------------------------------------------
Long-lived assets                          JPY524,247       JPY124,404      JPY207,064       JPY855,715
--------------------------------------------------------------------------------------------------------
At March 31, 2001:
--------------------------------------------------------------------------------------------------------
Long-lived assets                          JPY564,615       JPY114,634      JPY192,918       JPY872,167
--------------------------------------------------------------------------------------------------------

There are no individual material customers with respect to total trading transactions and revenue--gross trading profit for the years ended March 31, 2002, 2001 and 2000.


11.  FOREIGN EXCHANGE GAINS AND LOSSES

Net foreign currency transaction gains of JPY10,975 million and JPY11,393 million, and losses of JPY1,802 million are included in net income for the years ended March 31, 2002, 2001 and 2000, respectively.


12.  INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in the normal effective statutory tax rate of approximately 42% for the years ended March 31, 2002, 2001 and 2000. Under Japanese tax law, consolidated tax returns were not allowed for the years ended March 31, 2002, 2001 and 2000. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation between taxes calculated at the normal statutory rate in Japan and the companies' provision for income taxes for the years ended March 31, 2002, 2001 and 2000 is summarized as follows:

----------------------------------------------------------------------------------------------------------------------
                                                                                           Millions of Yen
                                                                                --------------------------------------
                                                                                   2002         2001          2000
----------------------------------------------------------------------------------------------------------------------
Taxes calculated at the normal rate in Japan applied to pre-tax income          JPY25,407    JPY 33,443     JPY 21,612
Increases (decreases) in taxes resulting from:
  Expenses not deductible for tax purposes and income not taxable--net              2,676         3,443          2,483
  Application of lower tax rates to certain taxable income                         (4,429)       (4,642)        (3,230)
  Effect of taxation on dividends from subsidiaries and corporate
   joint ventures                                                                   4,422         4,660          4,405
  Operating losses of certain subsidiaries                                          6,873         9,065          9,820
  Tax benefits on losses of subsidiaries                                           (2,193)      (12,046)       (14,386)
  Other--net                                                                         (776)       (1,269)         1,058
----------------------------------------------------------------------------------------------------------------------
    Total income taxes                                                          JPY31,980    JPY 32,654     JPY 21,762
----------------------------------------------------------------------------------------------------------------------

Amounts provided for income taxes for the years ended March 31, 2002, 2001 and 2000 are allocated as follows:

---------------------------------------------------------------------------------------------------
                                                                     Millions of Yen
                                                        -------------------------------------------
                                                            2002           2001              2000
---------------------------------------------------------------------------------------------------
Income taxes                                            JPY 31,980      JPY 32,654        JPY21,762
Equity in earnings of associated companies                   1,876          (1,212)          (4,980)
Other comprehensive income (loss)                          (12,058)        (24,410)          35,683
---------------------------------------------------------------------------------------------------
    Total                                               JPY 21,798      JPY  7,032        JPY52,465
---------------------------------------------------------------------------------------------------

The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

-------------------------------------------------------------------------------------------------------
                                                                                  Millions of Yen
                                                                           ----------------------------
                                                                              2002               2001
-------------------------------------------------------------------------------------------------------
DEFERRED TAX ASSETS:
Accrued pension costs and liability for severance indemnities              JPY 26,567        JPY 47,766
Allowance for doubtful receivables                                             26,894            29,917
Estimated losses                                                               43,928            19,353
Loss carryforwards of subsidiaries and associated companies                    72,750            68,531
Unrealized intercompany profit                                                 27,337            26,438
Foreign currency translation                                                   18,271            16,798
Other                                                                          18,365            20,385
-------------------------------------------------------------------------------------------------------
    Total deferred tax assets                                                 234,112           229,188
    Valuation allowance                                                       (43,301)          (26,706)
-------------------------------------------------------------------------------------------------------
    Deferred tax assets--net                                                  190,811           202,482
-------------------------------------------------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Property                                                                       57,731            46,660
Investment securities                                                          78,203           109,096
Undistributed earnings of associated companies other than corporate
 joint ventures                                                                35,573            45,755
Other                                                                          16,687             8,738
-------------------------------------------------------------------------------------------------------
    Deferred tax liabilities                                                  188,194           210,249
-------------------------------------------------------------------------------------------------------
    Net deferred tax assets (liabilities)                                  JPY  2,617        JPY (7,767)
-------------------------------------------------------------------------------------------------------

Net deferred tax assets or liabilities at March 31, 2002 and 2001 are included in the consolidated balance sheets as follows:

------------------------------------------------------------------------------------------------------
                                                                                 Millions of Yen
                                                                          ----------------------------
                                                                             2002             2001
------------------------------------------------------------------------------------------------------
Current Assets--Deferred tax assets--current                              JPY 31,120        JPY 35,823
Deferred Tax Assets--Non-current                                              24,668            22,811
Current Liabilities--Other current liabilities                                (6,078)           (3,975)
Deferred Tax Liabilities--Non-current                                        (47,093)          (62,426)
------------------------------------------------------------------------------------------------------
    Net deferred tax assets (liabilities)                                 JPY  2,617        JPY (7,767)
------------------------------------------------------------------------------------------------------

The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries for which it is more likely that a tax benefit will not be realized. During the years ended March 31, 2002, 2001 and 2000, the valuation allowances were increased by JPY16,595 million, decreased by JPY7,239 million and decreased by JPY4,172 million, respectively. With respect to the remaining deferred tax assets, the Company believes it is more likely than not that such benefits will be realized through the reduction of future taxable income.

Income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries and foreign corporate joint ventures which are considered to be indefinitely reinvested in the operations of such subsidiaries and corporate joint ventures. At March 31, 2002 and 2001, the amounts of undistributed earnings of foreign subsidiaries and foreign corporate joint ventures were JPY252,236 million and JPY223,432 million, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable.

The domestic undistributed earnings would not, under present Japanese tax laws, be subject to additional taxation.

At March 31, 2002, certain subsidiaries had aggregate operating loss carryforwards of JPY110,216 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

-------------------------------------------------------
                                        Millions of Yen
-------------------------------------------------------

Within 5 years                             JPY 74,521
After 5 to 10 years                            12,813
After 10 to 15 years                           10,921
After 15 years                                 11,961
-------------------------------------------------------
     Total                                 JPY110,216
-------------------------------------------------------

Income before income taxes, minority interests and equity in earnings for the years ended March 31, 2002, 2001 and 2000 comprised the following:

-----------------------------------------------------------------------------------------------
                                                          Millions of Yen
                                        -------------------------------------------------------
                                           The Company
                                        and its domestic           Foreign
                                          subsidiaries          subsidiaries            Total
-----------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 2002                 JPY21,926               JPY38,566           JPY60,492
-----------------------------------------------------------------------------------------------
Year ended March 31, 2001                 JPY27,995               JPY51,630           JPY79,625
-----------------------------------------------------------------------------------------------
Year ended March 31, 2000                 JPY11,962               JPY39,495           JPY51,457
-----------------------------------------------------------------------------------------------

Income taxes for the years ended March 31, 2002, 2001 and 2000 comprised the following:

-----------------------------------------------------------------------------------------------
                                                          Millions of Yen
                                        -------------------------------------------------------
                                           The Company
                                        and its domestic          Foreign
                                          subsidiaries          subsidiaries            Total
-----------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 2002:
  Current                                  JPY 16,273            JPY16,566           JPY 32,839
  Deferred                                        631               (1,490)                (859)
-----------------------------------------------------------------------------------------------
     Total                                 JPY 16,904            JPY15,076           JPY 31,980
-----------------------------------------------------------------------------------------------
Year ended March 31, 2001:
  Current                                  JPY 39,288            JPY21,455           JPY 60,743
  Deferred                                    (24,546)              (3,543)             (28,089)
-----------------------------------------------------------------------------------------------
     Total                                 JPY 14,742            JPY17,912           JPY 32,654
-----------------------------------------------------------------------------------------------
Year ended March 31, 2000:
  Current                                  JPY 34,361            JPY18,662           JPY 53,023
  Deferred                                    (29,080)              (2,181)             (31,261)
-----------------------------------------------------------------------------------------------
     Total                                 JPY  5,281            JPY16,481           JPY 21,762
-----------------------------------------------------------------------------------------------


13.  COMMITMENTS AND CONTINGENT LIABILITIES

The companies customarily enter into long-term purchase contracts for certain items, principally machinery and equipment, metals, ships, oil products and chemical materials, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies are also parties to the contracts or by separate agreements are committed to purchase the items from the companies; such customers are generally large Japanese industrial companies. Long-term purchase contracts at fixed or basic purchase prices amounted to JPY1,048,194 million at March 31, 2002. Scheduled deliveries are at various dates through 2021.

The companies had financing commitments totaling JPY7,659 million at March 31, 2002, principally for financing, on a deferred-payment basis, the cost of equipment to be purchased by their customers through 2003. In the furtherance of their trading activities, it is a customary practice for the companies to guarantee, severally or jointly with others, indebtedness of certain of their customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2002, the aggregate amount of such guarantees was JPY262,198 million, including JPY78,902 million relating to associated companies.

At March 31, 2002, guarantees consisted of the following:

------------------------------------------------------------------------
                                                         Millions of Yen
------------------------------------------------------------------------
GUARANTEES:
Tokyo Telecommunication Network                            JPY 24,086
Toyo Engineering                                               14,639
Qatar LNG Investment                                           13,711
Usinas Siderurgicas de Minas Gerais                            12,492
Sakhalin Energy Investment                                      8,695
Sumo Company                                                    7,039
Vinyl Chloride (Malaysia)                                       6,929
Teleconsorcio                                                   6,496
Project Finance BLRE                                            6,142
Bontang Train G Project Finance                                 5,982
Others                                                        155,987
------------------------------------------------------------------------
     Total                                                 JPY262,198
------------------------------------------------------------------------

The Company and two of its subsidiaries, together with other third-party methionine manufacturers, were named as defendants in approximately 20 class action lawsuits in the United States, filed by direct customers and indirect customers. In these cases, manufacturers of methionine allegedly violated federal and/or state antitrust laws by conspiring to fix the prices of methionine. The lawsuits seek compensatory and treble damages in unspecified amounts. The Company and the subsidiaries, together with other methionine manufacturers, have been also named as defendants in several other similar actions filed by individual customers in the United States. The cases filed by direct customers were consolidated in the U.S. District Court for the Northern District of California, which certified the class in December 2000.

In May 2002, the Company and the subsidiaries reached an agreement for settlement with the class action plaintiffs. Under this settlement, Novus International Inc., the Company's 65%-owned subsidiary, paid U.S.$35 million as a settlement amount, which was recorded as "Other expense--net" in the Statement of Consolidated Income for the year ended March 31, 2002.

All other related lawsuits are pending.

Various other claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies' business.

Appropriate provision is set up for the estimated loss on those claims and legal actions. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations, or cash flows of the companies.


14.  DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks of foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements and commodity future contracts, and consequently hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments, and forecasted transactions.


FOREIGN CURRENCY EXCHANGE RATE RISK HEDGING ACTIVITIES

The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, in order to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies' global operations in many countries.


INTEREST RATE RISK HEDGING ACTIVITIES

The companies use interest rate swap agreements and interest rate and currency swap agreements in order to diverse the means of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.


COMMODITY PRICE RISK HEDGING ACTIVITIES

The companies use derivative instruments, such as commodity futures, forwards and options contracts, in order to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments resulting from the business activities related to marketable commodities, such as non-ferrous metals, crude oil and agricultural products.


RISK MANAGEMENT POLICY

The companies have strictly separated the trading sections from independent sections which record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The classification between trading transactions and hedging transactions is strictly managed by affirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company's executive officers in charge of the risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies' policy regarding derivative instruments.


FAIR VALUE HEDGE

Changes in the fair value of derivative instruments designated as hedging instruments to hedge the exposure to changes in the fair value of the recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items.

The net gain or loss recognized in earnings representing the amount of the hedges' ineffectiveness and the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness were immaterial for the year ended March 31, 2002.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the year ended March 31, 2002.


CASH FLOW HEDGE

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings when earnings are affected by the hedged items.

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities is initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as interest expense when earnings are affected by the hedged items.

The ineffective portion of the hedging instruments' gain or loss and the component of the derivative instruments' gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, hedging instruments' gain or loss reported in accumulated other comprehensive income are reclassified into earnings. These amounts were immaterial for the year ended March 31, 2002.

Net gains of JPY1,156 million, relating to the transition adjustment included in accumulated other comprehensive income upon adoption of SFAS No. 133 on April 1, 2001, were reclassified from accumulated other comprehensive income into earnings because earnings were affected by the hedged items.

The estimated net amount of the existing gains or losses in accumulated other comprehensive income at March 31, 2002 that is expected to be reclassified into earnings within the next 12 months is net gains of JPY752 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 23 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

DERIVATIVE INSTRUMENTS FOR TRADING PURPOSES AND RISK MANAGEMENT POLICY

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements, and commodity futures, forwards and options contracts for trading purposes and the Company's executive officers in charge of risk management have strictly set position limits and loss limits for these instruments. Independent back offices and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates, commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.


15.  FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the requirements of SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," the companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of financial instruments, and fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.


CURRENT FINANCIAL ASSETS OTHER THAN MARKETABLE SECURITIES AND CURRENT FINANCIAL LIABILITIES

It is assumed that the carrying amount approximated fair value of the majority of these instruments because of their short maturities.


MARKETABLE SECURITIES AND OTHER INVESTMENTS

See Note 3, "MARKETABLE SECURITIES AND INVESTMENTS."


NON-CURRENT TRADE RECEIVABLES AND ADVANCES TO ASSOCIATED COMPANIES

The fair values of non-current trade receivables, including long-term loans receivable, except for loans with floating rates whose carrying amount approximates fair value, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities.


LONG-TERM DEBT

The fair values for long-term debt, except for debt with floating rates whose carrying amounts approximate fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.


OFF-BALANCE-SHEET FINANCIAL COMMITMENTS

The companies have not estimated the fair value of certain off-balance-sheet commitments, such as financial guarantees and financing commitments (see Note 13, "COMMITMENTS AND CONTINGENT LIABILITIES"). Because of uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market, management does not believe it is meaningful to provide an estimate of fair value.


CURRENCY AND INTEREST RATE SWAP AGREEMENTS

The fair values of currency and interest rate swap agreements are estimated by discounted cash flow analysis, using rates currently available for similar types of swap agreements at the reporting date.

Currency swap agreements include certain derivatives with both foreign exchange and interest rate exposures. Fair values of those agreements consist of foreign exchange and interest rate factors.


FOREIGN EXCHANGE FORWARD CONTRACTS

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

The estimated fair values of certain financial instruments and derivative financial instruments at March 31, 2002 and 2001 are as follows:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                  Millions of Yen
                                                           ------------------------------------------------------------------
                                                                           2002                               2001
                                                           ------------------------------      ------------------------------
                                                             Carrying            Fair            Carrying           Fair
                                                              amount             value            amount            value
-----------------------------------------------------------------------------------------------------------------------------
Financial Assets:
(other than Derivative Financial Instruments)
Current financial assets other than marketable
 securities                                                JPY3,047,305      JPY3,047,305      JPY3,342,482      JPY3,342,482
Non-current trade receivables and advances to
 associated companies (less allowance for
 doubtful receivables)                                          622,961           627,656           643,548           649,498
Financial Liabilities:
(other than Derivative Financial Instruments)
Current financial liabilities                                (2,415,602)       (2,415,602)       (2,677,710)       (2,677,710)
Long-term debt (including current maturities)                (3,038,530)       (3,079,706)       (2,926,576)       (3,061,317)
Derivative Financial Instruments (Assets):
Interest rate swap agreements                                    89,990            89,990             1,397           120,703
Currency swap agreements                                          7,135             7,135             4,005             6,469
Foreign exchange forward contracts                               51,163            51,163            37,410            37,151
Derivative Financial Instruments (Liabilities):
Interest rate swap agreements                                    (8,796)           (8,796)               --           (18,974)
Currency swap agreements                                        (36,509)          (36,509)          (25,428)          (25,727)
Foreign exchange forward contracts                              (21,641)          (21,641)          (17,508)          (18,646)
-----------------------------------------------------------------------------------------------------------------------------

Upon adoption of SFAS No. 133, SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments" was superseded and SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," was amended. The figures for the previous fiscal year have been reclassified.


CONCENTRATION OF CREDIT RISK

The companies' global operations in a variety of businesses with diverse customers and suppliers reduce concentrations of credit risks. The companies deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments with off-balance-sheet risk. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any losses as a result of counterparty default on financial instruments with off-balance-sheet risk. Credit risk is managed through the credit line approved by management and by periodically monitoring the counterparties.


16.  DERIVATIVE FINANCIAL INSTRUMENTS (PRIOR TO ADOPTION OF SFAS NO. 133)

ACCOUNTING POLICY PRIOR TO ADOPTION OF SFAS NO. 133

Significant accounting policies for the previous years prior to adoption of SFAS No. 133 are as follows:


DERIVATIVE COMMODITY INSTRUMENTS

The companies enter into commodity futures, forward and options contracts as a means of hedging transactions in inventories, trading commitments and anticipated transactions, principally for non-ferrous metals, agricultural products and crude oil. Changes in the fair value of these contracts, designated and effective as a hedge of transactions in inventories, trading commitments and anticipated transactions, are deferred and recognized in revenue--gross trading profit when the corresponding commodities transactions are consummated.

The companies also enter into agreements for commodity futures, forwards and options as a part of their trading activities. These derivatives are marked to market, and gains or losses resulting from these contracts are reported in revenue--gross trading profit.

Changes in the fair value of certain commodities traded in terminal (future) markets are recognized in revenue--gross trading profit in order to reflect the fair value of commodity trading transactions consisting of inventory and derivative transactions as a whole.


DERIVATIVE FINANCIAL INSTRUMENTS

The companies enter into interest rate swap agreements, foreign exchange forward contracts and currency swap agreements as a means of managing their interest rate and foreign exchange exposure.

Interest differentials on the swaps, which are designated and effective as a hedge of certain assets or liabilities, are accrued as interest amounts change over the contract period.

The companies also enter into foreign exchange forward contracts, including currency swap agreements, to hedge foreign exchange exposures on receivables or payables denominated in foreign currencies and identifiable commitments denominated in foreign currencies. Gains and losses on forward contracts which are designated and effective as hedges of receivables or payables denominated in foreign currencies are recognized based on changes in exchange rates and are offset against foreign exchange gains or losses on the hedged receivables or payables denominated in foreign currencies. Gains and losses on forward contracts that are intended to hedge identifiable commitments denominated in foreign currencies are deferred and included in the measurement of the related transactions.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivatives are marked to market and the related gains or losses are reported in interest expense for interest rate swap agreements and in revenue--gross trading profit for foreign exchange forward contracts.

Information required under SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," for the previous years prior to adoption of SFAS No. 133 are as follows:


HEDGING ACTIVITIES

The companies are parties to derivative financial instruments ("derivatives") which are used in the normal course of business to reduce exposure to fluctuations in foreign exchange rates and interest rates. The primary classes of derivatives used by the companies are foreign exchange forward contracts, currency swaps and interest rate swaps.

Since most of the companies' derivative transactions are related to qualified hedges of underlying business exposures, market risk in those derivative instruments is basically offset by equal and opposite movements in the underlying exposure.

The companies have strictly separated the trading sections ("front offices") from independent "back offices" which record the results and positions of derivative transactions and are responsible for cash settlement and account confirmation with counterparties. In addition, the Company has the "Market Risk Management Division" in the Tokyo Head Office, which independently monitors and analyzes the positions and reports the analysis to management as "middle offices." This division strengthened the companies' ability to manage derivative risk comprehensively. Through these organization structures, management assesses derivative transactions and market risks surrounding these transactions and establishes the companies' policy regarding derivative transactions.


FOREIGN EXCHANGE RISK MANAGEMENT

The companies' global operations in many countries generate foreign currency exposures related to buying, selling and financing in currencies other than the local currency. The companies have entered into foreign exchange forward contracts and currency swap agreements to hedge market risk from the changes in foreign exchange rates associated with existing assets, obligations and identifiable commitments denominated in foreign currencies. The deferred net gains and losses on derivatives related to qualified hedges of firm commitments were JPY1,434 million of gains at March 31, 2001.


INTEREST RATE RISK MANAGEMENT

The companies' financing and cash management activities are exposed to market risk from changes in interest rates. To manage these exposures, the companies have entered into interest rate swap agreements. Interest rate swaps convert some fixed rate assets or debts to a floating basis as well as convert some floating rate assets or debts to a fixed basis.

The notional amount, carrying amount and estimated fair values of derivative financial instruments for purposes other than trading at March 31, 2001 are as follows:

----------------------------------------------------------------------------------------------
                                                             Millions of Yen
                                            --------------------------------------------------
                                                                   2001
                                            --------------------------------------------------
                                              Notional            Carrying             Fair
                                              amount               amount              value
----------------------------------------------------------------------------------------------
Derivative Financial Instruments:
Interest rate swap agreements               JPY1,974,104                 --         JPY100,332
Currency swap agreements                         323,912         JPY(21,423)           (19,258)
Foreign exchange forward contracts               689,928             19,868             18,471
----------------------------------------------------------------------------------------------

TRADING ACTIVITIES

The Company and certain subsidiaries enter into financial instrument transactions, including derivatives for trading purposes. Management has strictly set position limits and loss limits for these transactions and periodically monitors the open positions. As mentioned earlier in this note, the companies' back offices and middle offices, i.e., the Market Risk Management Division, in the Tokyo Head Office are strictly separated from trading sections in order to independently monitor the results and positions of those trading transactions and to report the risk assessment results to management.

The results of the trading activities for the years ended March 31, 2001 and 2000 are summarized by the categories of financial instruments in the following table.

--------------------------------------------------------------------------------------------
                                                                       Millions of Yen
                                                            --------------------------------
                                                               2001                  2000
                                                            ---------              ---------
                                                            Net gains              Net gains
--------------------------------------------------------------------------------------------
Trading securities                                          JPY   51                JPY   40
Derivatives:
Interest rate swap agreements                                  2,086                   4,528
Foreign exchange forward contracts                               271                   1,242
--------------------------------------------------------------------------------------------

For derivatives held for trading purposes, the notional amounts and fair values at March 31, 2001 and the average fair values during the year ended March 31, 2001 were as follows:

----------------------------------------------------------------------------------------------------
                                                                       Millions of Yen
                                                     -----------------------------------------------
                                                                             2001
                                                     -----------------------------------------------
                                                     Year-end
                                                     notional           Year-end            Average
                                                      amount           fair value         fair value
----------------------------------------------------------------------------------------------------
Interest rate swap agreements                        JPY50,034          JPY1,397            JPY696
Foreign exchange forward contracts                      40,652                34                71
----------------------------------------------------------------------------------------------------

Note: The average fair values of derivatives held for trading purposes during the year were computed based on monthly information.


17. SUBSEQUENT EVENT

On June 27, 2002, the shareholders approved the payment of a cash dividend to shareholders of record on March 31, 2002 of JPY4 per share (JPY80 per 20 shares), or a total of JPY6,334 million at the ordinary general meeting of shareholders.

The shareholders also approved the Company to acquire up to a total not exceeding 70 million outstanding shares of its own common stock at an amount in a total not exceeding JPY70,000 million during the period up to the conclusion of the next ordinary general meeting of shareholders.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
(UNAUDITED)

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 69, "Disclosures about Oil and Gas Producing Activities," this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs; and results of operations. Tables 4 and 5 present information on the companies' estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as "Associated Companies," for which the companies' share of the investees' information on oil and gas producing activities is presented in the following tables. The "Consolidated Companies" column includes activities in Australia and the Middle East. The "Associated Companies" column includes activities in the Pacific Rim which consists of Australia, Sakhalin (Russia) and Thailand. The "Associated Companies" column of the following tables includes information on LNG producing activities as an integral part of natural gas producing activities.


TABLE 1. COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT*

-------------------------------------------------------------------------------------------------
                                                                  Millions of Yen
                                                   ----------------------------------------------
                                                   Consolidated       Associated
                                                     Companies         Companies        Worldwide
-------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 2002:
Acquisition of Proved Properties                           --          JPY   437        JPY   437
Acquisition of Unproved Properties                         --                663              663
Exploration                                          JPY1,049              1,200            2,249
Development                                                --             14,943           14,943
-------------------------------------------------------------------------------------------------
Total Costs Incurred                                 JPY1,049          JPY17,243        JPY18,292
-------------------------------------------------------------------------------------------------

YEAR ENDED MARCH 31, 2001:
Acquisition of Proved Properties                           --          JPY    61        JPY    61
Acquisition of Unproved Properties                         --                915              915
Exploration                                          JPY    7              1,168            1,175
Development                                               923              6,993            7,916
-------------------------------------------------------------------------------------------------
Total Costs Incurred                                 JPY  930          JPY 9,137        JPY10,067
-------------------------------------------------------------------------------------------------

* Includes costs incurred whether capitalized or expensed.


TABLE 2. CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                Millions of Yen
                                                                                ------------------------------------------------
                                                                                 Consolidated       Associated
                                                                                   Companies         Companies        Worldwide
--------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 2002:
Proved Properties                                                                 JPY16,754         JPY163,792        JPY180,546
Unproved Properties                                                                      --             27,980            27,980
--------------------------------------------------------------------------------------------------------------------------------
Gross Capitalized Properties                                                         16,754            191,772           208,526
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances           11,123             89,602           100,725
--------------------------------------------------------------------------------------------------------------------------------
Net Capitalized Costs                                                             JPY 5,631         JPY102,170        JPY107,801
--------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED MARCH 31, 2001:
Proved Properties                                                                 JPY16,875         JPY147,030        JPY163,905
Unproved Properties                                                                      --             18,301            18,301
--------------------------------------------------------------------------------------------------------------------------------
Gross Capitalized Properties                                                         16,875            165,331           182,206
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances            8,051             77,765            85,816
--------------------------------------------------------------------------------------------------------------------------------
Net Capitalized Costs                                                             JPY 8,824         JPY 87,566        JPY 96,390
--------------------------------------------------------------------------------------------------------------------------------

TABLE 3. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The companies' results of operations from oil and gas producing activities are shown in the following table. In accordance with SFAS No. 69, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

------------------------------------------------------------------------------------------------------------------------------------

                                                                                                   Millions of Yen
                                                                            --------------------------------------------------------
                                                                              Consolidated           Associated
                                                                               Companies              Companies         Worldwide
------------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED MARCH 31, 2002:
Sales to Unaffiliated Enterprises                                           JPY1,291                 JPY48,020          JPY49,311
Transfers to Affiliated Enterprises                                            6,881                     6,677             13,558
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                 8,172                    54,697             62,869
Production Cost                                                                2,653                    20,001             22,654
Exploration Expenses                                                             744                     1,160              1,904
Depreciation, Depletion, Amortization and Valuation Allowance                  3,245                     9,649             12,894
Income Tax Expenses                                                              338                     9,271              9,609
------------------------------------------------------------------------------------------------------------------------------------
Results of Operations for Oil and Gas Producing Activities                  JPY1,192                 JPY14,616          JPY15,808
------------------------------------------------------------------------------------------------------------------------------------

YEAR ENDED MARCH 31, 2001:
Sales to Unaffiliated Enterprises                                           JPY1,331                 JPY43,139          JPY44,470
Transfers to Affiliated Enterprises                                            5,780                     7,038             12,818
------------------------------------------------------------------------------------------------------------------------------------
Total Revenues                                                                 7,111                    50,177             57,288
Production Cost                                                                1,784                    18,004             19,788
Exploration Expenses                                                               7                     2,034              2,041
Depreciation, Depletion, Amortization and Valuation Allowance                  1,201                     9,228             10,429
Income Tax Expenses                                                            1,408                     7,549              8,957
------------------------------------------------------------------------------------------------------------------------------------
Results of Operations for Oil and Gas Producing Activities                  JPY2,711                 JPY13,362          JPY16,073
====================================================================================================================================


TABLE 4. PROVED RESERVE QUANTITY INFORMATION

The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2002 and 2001. The definitions used herein are in accordance with SFAS No. 25, "Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies."


PROVED DEVELOPED AND UNDEVELOPED RESERVES:

-------------------------------------------------------------------------------------------------------------------------------
                                      Crude Oil, Condensate and Natural Gas Liquids                 Natural Gas
                                      ---------------------------------------------  ------------------------------------------
                                                    Millions of Barrels                        Billions of Cubic Feet
                                      ---------------------------------------------  ------------------------------------------
                                        Consolidated    Associated                   Consolidated    Associated
                                          Companies     Companies     Worldwide        Companies      Companies     Worldwide
-------------------------------------------------------------------------------------------------------------------------------
RESERVES AT APRIL 1, 2000                    26            107           133              --            1,476         1,476
Changes Attributable to:
  Revision of Previous Estimates
   (includes improved recovery)              --             46            46              --               20            20
  Extensions and Discoveries                 --             --            --              --                5             5
  Purchases                                  --             --            --              --               --            --
  Sales                                      --             --            --              --               --            --
  Production                                 (3)           (10)          (13)             --              (64)          (64)
-------------------------------------------------------------------------------------------------------------------------------

RESERVES AT MARCH 31, 2001                   23            143           166              --            1,437         1,437
Changes Attributable to:
  Revision of Previous Estimates
   (includes improved recovery)              --            (34)          (34)             --               --            --
  Extensions and Discoveries                 --             --            --              --               --            --
  Purchases                                  --             --            --              --               --            --
  Sales                                      --             --            --              --               --            --
  Production                                 (3)           (11)          (14)             --              (63)          (63)
-------------------------------------------------------------------------------------------------------------------------------
RESERVES AT MARCH 31, 2002                   20             98           118              --            1,374         1,374
===============================================================================================================================

PROVED DEVELOPED RESERVES:
-------------------------------------------------------------------------------------------------------------------------------
Reserves at April 1, 2000                    26             42            68              --              465           465
Reserves at March 31, 2001                   23             68            91              --              453           453
Reserves at March 31, 2002                   20             35            55              --              436           436
-------------------------------------------------------------------------------------------------------------------------------


TABLE 5. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future cash flows, related to preceding proved oil and gas reserves, is calculated in accordance with SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices to year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. Discounted future net cash flows are calculated using 10 percent discount factors.

The information provided does not represent management's estimate of the companies' expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies' future cash flows or value of their oil and gas reserves.

1)  STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS

---------------------------------------------------------------------------------------------------------------------
                                                                                    Millions of Yen
                                                                  ---------------------------------------------------
                                                                  Consolidated        Associated
                                                                   Companies          Companies           Worldwide
---------------------------------------------------------------------------------------------------------------------
AT MARCH 31, 2002
Future Cash Inflows from Production                                JPY 43,561        JPY1,002,120        JPY1,045,681
Future Production Cost                                                (15,318)           (416,090)           (431,408)
Future Development Cost                                                (2,029)            (60,240)            (62,269)
Future Income Taxes                                                   (10,819)           (158,576)           (169,395)
---------------------------------------------------------------------------------------------------------------------
Undiscounted Future Net Cash Flows                                     15,395             367,214             382,609
10% Annual Discount for Timing of Estimated Cash Flows                 (6,444)           (241,649)           (248,093)
---------------------------------------------------------------------------------------------------------------------
Standardized Measure of Discounted Future Net Cash Flows           JPY  8,951        JPY  125,565        JPY  134,516
=====================================================================================================================

AT MARCH 31, 2001
Future Cash Inflows from Production                                JPY 58,775        JPY1,062,713        JPY1,121,488
Future Production Cost                                                (24,181)           (383,906)           (408,087)
Future Development Cost                                                (2,059)            (76,199)            (78,258)
Future Income Taxes                                                   (11,810)           (178,827)           (190,637)
---------------------------------------------------------------------------------------------------------------------
Undiscounted Future Net Cash Flows                                     20,725             423,781             444,506
10% Annual Discount for Timing of Estimated Cash Flows                 (8,298)           (274,176)           (282,474)
---------------------------------------------------------------------------------------------------------------------
Standardized Measure of Discounted Future Net Cash Flows           JPY 12,427        JPY  149,605        JPY  162,032
=====================================================================================================================


2)  DETAILS OF CHANGES FOR THE YEAR

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                 Millions of Yen
-----------------------------------------------------------------------------------------------------------------------------------
                                                Consolidated Companies         Associated Companies               Worldwide
                                               ------------------------     -------------------------     -------------------------
                                                 2002            2001          2002           2001           2002           2001
-----------------------------------------------------------------------------------------------------------------------------------
Present Value at April 1                       JPY12,427      JPY14,208     JPY149,605     JPY 71,280     JPY162,032     JPY 85,488
-----------------------------------------------------------------------------------------------------------------------------------
Sales/Transfers of Oil and Gas Produced,
 Net of Production Costs                          (5,519)        (5,327)       (34,696)       (32,173)       (40,215)       (37,500)
Development Costs Incurred                            --            923         24,116          6,296         24,116          7,219
Extensions and Discoveries                            --             --             --             --             --             --
Net Changes in Prices, Development and
Production Cost                                   (2,762)        (2,099)        (5,090)        65,223         (7,852)        63,124
Revisions of Previous Quantity Estimates              --             --        (46,076)        41,281        (46,076)        41,281
Accretion of Discount                              1,243          1,421         14,961          7,128         16,204          8,549
Net Changes in Income Taxes                          700         (1,042)        17,882        (17,167)        18,582        (18,209)
Others*                                            2,862          4,343          4,863          7,737          7,725         12,080
-----------------------------------------------------------------------------------------------------------------------------------
Net Changes for the Year                          (3,476)        (1,781)       (24,040)        78,325        (27,516)        76,544
-----------------------------------------------------------------------------------------------------------------------------------
Present Value at March 31                      JPY 8,951      JPY12,427     JPY125,565     JPY149,605     JPY134,516     JPY162,032
===================================================================================================================================

* Main portion of "Others" is foreign currency translation adjustments.

The following information is disclosed in accordance with applicable Securities and Exchange Commission regulations for foreign private issuers in addition to SFAS No. 69.


PRODUCED FROM OWN RESERVES

The following table shows crude oil, condensate, natural gas liquids and natural gas production from the companies' own reserves for the three fiscal years indicated:

-----------------------------------------------------------------------------------------------------------------------------
                                   CRUDE OIL, CONDENSATE AND NATURAL GAS LIQUIDS                    NATURAL GAS
                                   ---------------------------------------------     ----------------------------------------
                                                  Millions of Barrels                        Billions of Cubic Feet
                                   ---------------------------------------------     ----------------------------------------
                                     Consolidated      Associated     Worldwide      Consolidated    Associated     Worldwide
                                       Companies        Companies                     Companies      Companies
--------------------------------------------------------------------------------     ----------------------------------------
Fiscal Year Ending March 31, 2002         3               11             14               --             63            63

Fiscal Year Ending March 31, 2001         3               10             13               --             64            64

Fiscal Year Ending March 31, 2000         3                4              7               --             64            64
=============================================================================================================================