Form 20-F
period 2003-03-31
MITSUI & CO LTD
filed 2003-09-29
CIK 67099

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 0-9929

MITSUI BUSSAN KABUSHIKI KAISHA

(Exact name of Registrant as specified in its charter)

MITSUI & CO., LTD.

(Translation of Registrant’s name into English)

JAPAN

(Jurisdiction of incorporation or organization)

2-1, OHTEMACHI 1-CHOME, CHIYODA-KU, TOKYO 100-0004, JAPAN

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Title of class

Common stock

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2003, 1,581,376,992 shares of common stock were outstanding including
4,114,840 shares represented by an aggregate of 205,742 American Depositary Shares.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

Certain References and Information

     As used in this report, “Mitsui” is used to refer to Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha), “we”, “us”, and “our” are used to indicate Mitsui & Co., Ltd. and subsidiaries, unless otherwise indicated. “Share” means one share of Mitsui’s common stock, “ADS” means an American Depositary Share representing 20 shares, and “ADR” means an American Depositary Receipt evidencing one or more ADSs. Also, “dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan. “Fiscal 2003” refer to our fiscal year ended March 31, 2003, and other fiscal years are referred to in a corresponding manner.

     All financial statements and information contained in this annual report have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except where otherwise noted.

A Cautionary Note on Forward-Looking Statements

     This annual report includes forward-looking statements based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. The forward-looking statements in this annual report are subject to various risks, uncertainties and assumptions. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial position, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual operating results to differ materially from those contained or implied in any forward-looking statement. Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

     Important risks and factors that could cause our actual results to differ materially from our expectations are discussed in this “Item 3.D. Risk Factors” or elsewhere in this annual report and include, without limitation:

•	changes in economic conditions that may lead to unforeseen developments in markets for products handled by us;

•	fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions;

•	adverse political developments in the various jurisdictions where we operate, which among things, may create delays or postponements of transactions and projects;

•	changes in laws, regulations, or policies in any of the countries where we conduct our operations; and

•	significant changes in the competitive environment.

     We do not assume, and specifically disclaim, any obligation to update any forward-looking statements which speak only as of the date made.

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Item 2. Offer Statistics and Expected Timetable.
Item 3. Key Information.
A. Selected Financial Data.
B. Capitalization and Indebtedness.
C. Reasons for the Offer and Use of Proceeds.
D. Risk Factors.
Item 4. Information on the Company.
A. History and Development of the Company.
B. Business Overview.
C. Organizational Structure.
D. Property, Plants and Equipment.
Item 5. Operating and Financial Review and Prospects.
A. Operating Results.
B. Liquidity and Capital Resources.
C. Research and Development, Patents and Licenses, etc.
D. Trend Information.
E. Off-balance Sheet Arrangements.
F. Tabular Disclosure of Contractual Obligations.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
B. Compensation
C. Board Practices
D. Employees
E. Share Ownership
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
B. Related Party Transactions
C. Interests of Experts and Counsel
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
B. Significant Changes
Item 9. The Offer and Listing
A. Offer and Listing Details
B. Plan of Distribution
C. Markets
D. Selling Shareholders
E. Dilution
F. Expenses of the Issue
Item 10. Additional Information
A. Share Capital
B. Memorandum and Articles of Association
C. Material Contracts
D. Exchange Controls
E. Taxation
F. Dividends and Paying Agents
G. Statement by Experts
H. Documents on Display
I. Subsidiary Information
Item 11. Quantitative and Qualitative Disclosures about Market Risk
Item 12. Description of Securities Other Than Equity Securities
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions from the Listing Standards for Audit Committees
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits

PART I

Item 1. Identity of Directors, Senior Management and Advisers.

     Not applicable.

Item 2. Offer Statistics and Expected Timetable.

     Not applicable.

Item 3. Key Information.

A. Selected Financial Data.

     The selected consolidated statement of income data for the years ended March 31, 2003, 2002 and 2001 and the selected consolidated balance sheet data as of March 31, 2003 and 2002 set forth below are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are included elsewhere in this annual report. The selected consolidated statement of income data for the years ended March 31, 2000 and 1999 and balance sheet data as of March 31, 2001, 2000 and 1999 are derived from our previously published audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this annual report. The consolidated financial statements as of March 31, 2003 and 2002 and for the years ended March 31, 2003, 2002 and 2001 have been audited by Deloitte Touche Tohmatsu, independent auditors, whose report is filed as part of this annual report.

     The selected consolidated financial statements have been prepared in accordance with U.S. GAAP and should be read in conjunction with, and are qualified in their entirety by reference to “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	As of or for the Year Ended March 31,

	2003	2002	2001	2000	1999

	(In Millions of Yen, Except Amounts per ADS (2) and Common Stock Data)
Consolidated Income Statement Data:
Results of Operations:
Revenue—Gross Trading Profit(3)	¥569,802	¥546,549	¥561,298	¥528,219	¥554,740
Income from Continuing Operations(3)	33,614	58,891	53,944	37,485	41,441
Net Income	31,138	55,371	51,588	34,837	39,971
Income from Continuing Operations per ADS(2)(3):
Basic	425	744	681	473	523
Diluted	403	698	640	439	464
Net Income per ADS(2):
Basic	394	699	651	440	505
Diluted	374	657	613	416	466
Cash Dividends Declared per ADS(2)	160	160	160	160	160
Cash Dividends Declared per ADS in U.S. Dollars(1)(2)	$1.32	$1.28	$1.48	$1.44	$1.24

Consolidated Balance Sheet Data:
Financial Position at Year End:
Total Assets	¥6,540,520	¥6,668,366	¥6,710,107	¥6,599,358	¥6,818,393
Long-term Debt, less Current Maturities	2,500,470	2,619,867	2,708,608	2,462,724	2,565,591
Common Stock	192,487	192,487	192,487	192,487	192,487
Total Shareholders’ Equity	862,147	914,970	834,427	795,852	770,760

Other Information at Year End—
Common Stock:
Number of shares outstanding (in thousands)	1,581,377	1,583,180	1,583,675	1,583,675	1,583,675
Number of shareholders	115,267	118,700	127,137	127,457	124,615

(1)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the rates in effect on the respective dividend payment dates.

(2)	“ADS” means an American Depositary Share representing 20 shares of Mitsui’s common stock.

(3)	As a result of the adoption of Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures have been reclassified to conform to the current year presentation of the Statements of Consolidated Income.

     Exchange Rate Information

     The information set forth below with respect to exchange rates is based on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

     The official exchange rate on September 17, 2003, was ¥115.99 = U.S.$1.00. The following table sets forth the high and low official noon buying rates for Japanese yen of the Federal Reserve Bank of New York each month of the previous six months.

	High	Low

	(Yen per U.S. dollar)
August 2003	¥120.47	¥116.71
July 2003	120.55	117.24
June 2003	119.87	117.46
May 2003	119.50	115.94
April 2003	120.55	118.25
March 2003	121.42	116.47

     The following table sets forth the average exchange rate for each of the last five fiscal years. We have calculated these average rates by using the rate on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York on the last business day of each month during the relevant fiscal year.

Year Ended March 31,	Average Rate

(Yen per U.S. dollar)
2003	¥121.10
2002	125.64
2001	111.65
2000	110.02
1999	128.10

     Fluctuations in the exchange rate between the yen and the U.S. dollar will affect the U.S. dollar equivalent of the yen-denominated prices of our shares and, as a result, will affect the market prices of our ADSs in the United States.

B. Capitalization and Indebtedness.

     Not applicable.

C. Reasons for the Offer and Use of Proceeds.

     Not applicable.

D. Risk Factors.

     You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussion set forth in “Item 5. Operating and Financial Review and Prospects,” as well as our consolidated financial statements and related notes included elsewhere in this annual report.

The worldwide economic downturn causing a decrease in the volume of trade and the flow of goods and materials, may adversely impact our business, results of operations and financial condition.

     We are engaged in diversified business transactions worldwide, having expanded our scope of business transactions from traditional international and domestic trading activities whereby we provide global import and export services between our customers in various countries to the financing of and investing in various business activities worldwide including, but not limited to, the procurement of raw materials and industrial equipment, manufacturing of wide range of commodities and providing logistics services.

     Our global business activities, including our trading activities are affected by the economic conditions of the countries in which we operate, and we are particularly vulnerable to the marked downward economic trends in Japan. An economic downturn, both globally and in any regions in which we operate may cause, among other things, a reduction in flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand of our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition.

Failure by our customers to satisfy their financial commitments to us could have an adverse impact on our business, results of operations and financial condition.

     In conducting our business activities as a general trading company, we are exposed to significant counterparty credit risks. We provide vendor financing services and also act as guarantors to banks that provide financing to our customers. In addition, many of our customers purchase products and services from us on payment terms that do not provide for immediate payments. At Mach 31, 2003, current trade receivables (less unearned interest and allowance for doubtful receivables) were ¥2,231 billion representing 34% of our total assets. We also have counterparty payment risks from various derivative transactions we enter into as part of our hedging activities.

     Although we have implemented risk management policies to maintain conservative positions with respect to the payment terms, vendor financing, guarantees, amongst others, we cannot eliminate the risks relating to the possibility of our customers experiencing financial difficulties. If our customers, to whom we extend or guarantee vendor financing, or from whom we have substantial accounts receivable, encounter financial difficulties and are unable to satisfy their financial commitments to us in a timely manner, our business, operating results and financial condition could be adversely affected.

Certain of our operations are concentrated in a limited number of sectors, which could harm our results of operations if activity levels in these sectors decline.

     We are engaged in various types of businesses worldwide which diversifies our business portfolio. As a result, most of the fluctuation risks with respect to commodity prices, the supply and demand of commodities, foreign exchange rates and interest rates, in addition to regional political and economical instabilities are diversified in our global portfolio of business operations. However, we may be exposed to concentration risk in particular industries or countries, where declining levels of trading activities or asset volumes in these sectors or countries could have a disproportionately negative effect on our results of operations. While management monitors our risk profile including concentration risk on a continual basis, it is not possible to eliminate concentration risk entirely.

Intense competition from other Japanese general trading companies could have an adverse effect on our results of operations.

     The markets for many of the products and services we provide are highly competitive. Our primary competition is with other Japanese general trading companies which engage in similar business activities in various fields. Our competitors may have stronger business associations and relationships with our customers, suppliers and business partners in both the domestic and global markets. They may also have stronger global network and regional expertise, diversified global customer base, greater financial engineering skills and market insights. Unless we can successfully continue to meet the changing needs of our customers by providing them with innovative and integrated services in a cost effective manner, we may lose our market share or relationships with our existing customers in certain of our operating segments and be forced to reduce our profit margins. Failure to successfully compete with our competitors may have an adverse effect on our business, financial condition and results of operations.

Fluctuations in commodity prices can adversely affect our results of operations and financial conditions.

     As a major participant in the global commodities market, we trade in a variety of commodities including metal, energy, chemical and agricultural products. Our trading activities in such commodities in particular, have traditionally played a significant role in our business operations and have also been our competitive strength over other Japanese general trading companies. These commodity prices are subject to both short-term volatility and cyclical fluctuations due to factors beyond our control, including periods of excess supply due to increased industry productions, decreased demand due to weakening economic conditions, inventory cutbacks by customers, changing energy prices and exchange rate movements. These price movements can expose us to risks of decreased revenues, margins and cash flows, either as a result of our inventory cost being higher than a product’s ultimate sale price or, in the case of forward delivery obligations, an increase in the cost of acquiring a product for delivery.

     In addition, in order to maintain our competitive strength in the commodities trading of metal, energy, chemical and agricultural products, we are starting to depart from our conventional role as an intermediary of trading activities by participating in the production of such commodities by investing in certain fixed assets. As such, we have increased our risk exposures in such fields and a prolonged or cyclical price declines in such products or the continuous rise in the prices of raw materials can have a long term adverse effect on our results of operations and financial condition. Moreover, such occurrences may also make it increasingly difficult for us to recover our capital investments or from divesting our interests at prices acceptable to us or even at all. Although we attempt to reduce our exposure to the volatility in commodity prices, primarily by utilizing a variety of derivative instruments for hedging purposes, we cannot insulate ourselves fully from the effect of commodity price fluctuations.

Our alliances by forming joint ventures with, and strategic investments in, third parties may not result in successful operations.

     We participate in various businesses directly or indirectly through joint ventures or by making strategic investments in other companies and business enterprises. The outcome of these joint ventures and strategic investments is unpredictable because the operational success is critically dependent on factors that are beyond our control such as the financial condition and performance of the partner companies or the strategic investees. In certain instances, we have recorded considerable losses in our associated companies where we failed to exercise adequate control over the management, operations and assets of the companies in which we invested or where we could not make major decisions without the consent of other shareholders or participants. Moreover, in the case of joint ventures, we have also encountered difficulties when we did not share common business goals and strategic objectives with our alliance partners. Any occurrence of these events could have a material adverse effect on our business, results of operations or financial condition.

We may not be able to successfully restructure or eliminate unprofitable or poor performing subsidiaries or associated companies in a timely manner and these efforts may not lead to improved results of operations.

     We are in the process of restructuring our underperforming businesses. We are also in the process of introducing a qualitative company-wide monitoring system to assess the performance of our subsidiaries and associated companies. If we fail to successfully restructure our underperforming subsidiaries and associated companies in a timely manner or if these efforts fail to improve our business operations as contemplated, we may become less efficient compared to our competitors and our results of operations may be materially and adversely affected.

We depend on our ability to retain and recruit key personnel, and any such failure could adversely affect our ability to effectively manage our overall operations and execute our future strategies.

     We believe that our success depends on our ability to retain our key personnel. The loss of services of our key personnel could adversely affect our ability to effectively manage our overall operations and execute current or future business strategies. Our success depends on our continued ability to recruit, retain, promote and effectively allocate our highly skilled, knowledgeable and sophisticated technical, managerial, sales and professional personnel. Competition for highly skilled personnel is intense. We cannot assure that we will be successful in our ongoing ability to attract and retain qualified employees.

The Japanese equity securities market has been volatile and in decline, which could negatively affect our investment portfolio.

     A significant portion of our investment portfolio consists of marketable equity securities of Japanese issuers. At March 31, 2003, our marketable equity securities of Japanese issuers were carried at fair value of approximately ¥133 billion, representing 46% of the fair value of our total available-for-sale securities and also representing 2% of our total assets. The Japanese equity securities market has experienced both volatility and decline in recent years. For the year ended March 31, 2003, our statements of consolidated income reflected valuation losses on marketable securities of ¥16 billion, principally on the stocks of banking institutions reflecting the overall decline of stock prices in Japan. While we periodically review our equity portfolio, further volatility and decline in the Japanese equity market could negatively impact the value of our investment portfolio and our results of operations and financial condition.

If the value of our certain assets in which we act as lessor, such as real property and equipment, aircraft and vessels, continue to decline, we may be forced to write down the value of such assets.

     Certain of our assets in which we act as lessor such as real property and equipment, aircraft, ocean transport vessels and rolling stock are exposed to potential significant impairment losses due to the continuing decline in the value of such assets. As of March 31, 2003, the value of such assets in which we act as lessor, presented on our consolidated balance sheets as “Property leased to others—at cost, less accumulated depreciation,” was approximately ¥240 billion. These assets are reviewed for impairment by using undiscounted future cash flows whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable and if the sum of the expected future cash flows is less than the carrying amount of such asset, an impairment loss is recognized. The carrying amount of certain assets in which we act as lessor are affected by certain factors which are beyond our control such as their respective global supply and demand, prevailing interest rates of the relevant currency, energy prices, and regional and/or global cyclical trend. Impairment adjustments for the year ended March 31, 2003 was partly due to the recognition of impairment loss on aircraft as a result of the marked downturn in the airline industry and the continued decline of the market value of aircraft. There can be no assurance that additional adjustments for impairment losses with respect to such assets will not be made. Any such adjustments may have an adverse effect on our financial position and results of operations.

     We cannot fully control or supervise the actions of our employees.

     Due to our size, as well as the operational and geographic breadth of our activities, our day-to-day operations are necessarily de-centralized, such that we cannot ensure that our employees are complying with applicable laws and regulations and our internal policies. Although we have established our compliance program, and have taken certain measures to educate our employees, officers and directors about applicable laws, regulations and ethical considerations, there can be no assurance that we will succeed in preventing misconduct by our employees. Depending on its nature, employees’ misconduct could have material negative effects on our results of operations and business reputation.

Restrictions by environmental laws and regulations and any accidents relating to our use of hazardous materials could negatively affect our business, results of operations and financial condition.

     As a global general trading company, we are involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. Before we invest in or commence new business projects, we try to confirm that the new business venture will not be in violation of applicable environmental laws and regulations. However, newly enacted environmental laws and regulations or changes therein and protests by environmental groups may materially impact the progress of these projects. Moreover, any accidents relating to our use of hazardous materials in connection with any projects or business operations may result in environmental pollution or violation of environmental laws and regulations which may negatively affect our business, results of operations and financial condition.

Despite our various funding methods, liquidity risk is inherent in our business operations.

     A downgrade in our credit ratings or a significant change in our creditor’s lending or investment policies could result in an increase in our interest expense and could adversely impact our ability to access the debt markets, and could have an adverse effect on our financial position and liquidity.

     In the nature of a general trading company’s business, we settle considerably large amounts of payments on a day-to-day basis. In the case of any failures of banks or the crush of money market, and if our payment settlement is involved in the breakdown of banking payment system, it could adversely affect our smooth payment settlement. And failure or delay of settlement may drive us into technical default, even if we are solvent.

     See “Item 5. B. Liquidity and Capital Resources.”

We are subject to extensive laws and regulations in many countries and in Japan in particular. Changes in these laws and regulations could adversely affect our results of operations.

     Our business operations are subject to extensive laws and regulations of many countries including those of Japan. Our operations are subject to laws and regulations governing, among other things, tariffs, business and investment approvals, importing and exporting (including restrictions based on national-security interests), antitrust, consumer and commercial restrictions, currency exchange control, and environmental protection. If we are unable to comply with these or any other new laws and regulations including substantial changes in the regulatory or legal environments in which we operate, our business, operating results and financial condition could be adversely affected. Furthermore, we could incur substantial additional costs to comply with any new laws and regulations.

     Exchange rate fluctuations may adversely affect our operating results.

     We are exposed to risks associated with foreign currency exchange rate fluctuations. Although our reporting currency is the Japanese yen, a significant portion of our business operations, consolidated revenue and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. In fiscal 2003, approximately 15% of our revenue-gross trading profit and 10% of selling, general and administrative expense were those of subsidiaries located in foreign countries. Additionally, we are also exposed to translation risks with our assets and liabilities denominated in foreign currencies. Although we implement conservative hedging policies attempting to limit our exposure to exchange rate fluctuations, including the use of foreign exchange forward contracts and currency swap agreements, it remains possible that currency fluctuations may negatively affect our operating results.

     See “Item 3. A. Selected Financial Data—Exchange Rate Information.”

Changes in interest rates could have an adverse effect on our operating results.

     We are exposed to risks associated with interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, in particular, our debt portfolio mainly in the form of debt raised in the capital markets and bank loans. We utilize various financial and derivative instruments which can be sensitive to interest rate changes. An increase in interest rates, particularly in our yen-denominated financial instruments, could increase our interest expense, which could adversely affect our financial condition and results of operations.

Declines in the market value of equity and/or debt securities in Japan may decrease the value of our pension assets which in turn may increase the cost of satisfying our unfunded pension obligations.

     Declines in the value of our pension assets which consist of Japanese government bonds, other debt securities and marketable equity securities would reduce the value of our pension plan assets. In addition, if it is determined that a lower discount rate should be applied to calculate our benefit obligations, our unfunded pension obligations may increase significantly which in turn will result in the increase in pension expenses. Such decline in our pension plan assets or increase in our unfunded pension obligations could adversely affect our results of operations and financial condition.

     See “Item 5. A. Operating Results” and Note 12, “Pension Costs and Severance Indemnities” to our consolidated financial statements.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell your shares of our common stock at a particular price on any particular trading day, or at all.

     Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price range limitations for each stock, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits on these exchanges. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on these exchanges may not be able to effect a sale at such price on a particular trading day, or at all.

     See “Item 10.B. Memorandum and Articles of Association—Daily Price Fluctuation Limits under Japanese Stock Exchange Rules.”

As a holder of ADSs, you will have fewer rights than a direct shareholder and you will have to act through the depositary to exercise those rights.

     The rights of shareholders under Japanese law to take actions, including voting shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders of record on our register of shareholders. Because the depositary, through its custodian agents, is the record holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights through the depositary.

Item 4. Information on the Company.

A. History and Development of the Company.

     History

     Mitsui Bussan Kabusiki Kaisha (“Mitsui & Co., Ltd.” in English) was incorporated on July 25, 1947, as Daiichi Bussan Kabushiki Kaisha, a corporation (Kabushiki Kaisha) under the Commercial Code of Japan. On February 16, 1959, we changed the name to our current name. Our registered office is located at 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan. Mitsui’s telephone number is +81-3-3285-1111.

     We were originally listed on the Tokyo Stock Exchange in May 1949. During the 1950s, we began establishing several subsidiaries and associated companies. Many of these subsidiaries and associated companies are still in existence, for example, Mitsui & Co. (Australia) Ltd. and Nihon Unisys, Ltd.

     During the 1960s, we began to experience rapid growth and expansion. We played a pivotal role in promoting the growth of certain basic industries by developing raw material sources overseas, nurturing markets for Japanese exports and introducing various new technologies. We established Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”) in April 1966, and Mitsui Knowledge Industry Co., Ltd. in October 1967. In May 1963, we issued American Depositary Shares which were subsequently listed on the NASDAQ National Market in February 1971.

     In the 1970s, as the world economy weathered two oil crises, we began to diversify our business operations by entering into various new industries, such as the information industry. Also during this period, we suffered losses with respect to a joint venture project we entered into in connection with Iranian petrochemicals. These losses were a result of the petrochemical manufacturing complex being damaged by military attacks, causing the project to be dissolved in the year ended March 31, 1992. Also during the 1970s, we purchased an equity interest in Mikuni Coca-Cola Bottling Co., Ltd.

     In the 1980s, Japan’s industrial structure moved increasingly towards the production of high-value-added products such as products related to information technology. Consequently, we began extending our business field towards the new markets for such products. In October 1987, we merged with Bussan Fudosan K.K., one of our subsidiaries in Japan. In April 1988, we established Mitsui & Co. UK PLC.

     During the 1990s, the Asian economies experienced a recession. Although the appreciation in real estate and stocks created a temporary economic boom in Japan, its eventual collapse resulted in a wide-ranging economic slowdown. These conditions necessitated the reorganization of our profit structures and the development of new businesses. In July 1999, we established Mitsui & Co. Europe PLC.

     Recent Developments

     In the recent years, while income from trade intermediary services has remained our largest source of revenue, revenues from investment-related activities, such as dividend income and equity in earnings of associated companies, have been rapidly increasing.

     Currently, we are reshaping our balance sheet by reducing certain of our assets through various measures, such as the sale of assets and unprofitable investments. Proceeds from these sales are to be allocated to the core business areas such as raw material resources and energy development to strengthen earnings. We also plan to use such proceeds to enter into new strategic areas. We are allocating financial and human resources to our core businesses. We are also moving forward to enter into and expand activities in biotechnology, nanotechnology and other new technology businesses.

     In March 2003, we reached an agreement on the acquisition of shares of Valepar S.A. (the controlling shareholder of Companhia Vale do Rio Doce (“CVRD”) in Brazil) and the sales of share of Caemi Mineração e Metalurgia S.A. In May 2003, Sakhalin Energy Investment Company Ltd. announced that it would begin the second phase of development of the Sakhalin II Project.

     In April 2002, we implemented an introduction of five major operating groups within the head corporate office of Mitsui (the “Head Office”) that delegated greater authority to the chief of each operating group for his/her business decisions, investments and reorganizations with respect to his/her group. However, from April 2003, the five operating group system has been abolished to speed up implementation of business strategy, where greater authority has been delegated to the Chief Operating Officer of each business unit and the Chief Operating Officer of the business unit is responsible for the entire business operation conducted by such business unit.

     In April 2003, we realigned our operations in China with the aim of creating a streamlined system to manage our business in China, including Hong Kong. The realignment included establishment of three business units in Beijing, Shanghai, and Hong Kong. Each unit reports to the general representative in China who is authorized to manage each of the three unit’s business operations.

     Capital Expenditures

     Our capital expenditures including the acquisition of interests in NextCom K.K., Mitsui E&P Middle East B.V., Komatsu Australia Pty Ltd., Acca Networks Co., Ltd., Ferrotec Corporation and other companies, and short term investments in debt securities amounted to ¥486 billion, ¥292 billion and ¥301 billion for the years ended March 31, 2003, 2002 and 2001, respectively.

     The divestitures of the matured debt securities and short term investments in debt securities amounted to ¥394 billion, ¥154 billion and ¥249 billion for the years ended March 31, 2003, 2002 and 2001, respectively.

     On September 2, 2003, we acquired 15% of Valepar S.A. for $830 million and sold our shares of Caemi Mineração e Metalurgia S.A. for $426 million.

     See “Item 5.B. Liquidity and Capital Resources” for further discussions.

B. Business Overview.

     Nature of our Operations and Principal Activities

     We are a general trading company engaging in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology and biotechnology. We also provide financial services whereby we assist our customers in minimizing their risk exposures associated with their businesses through the use of derivatives and other hedging instruments.

     While our activities continue to diversify, our core activity remains the provision of transaction services. Specifically, we act as an intermediary between buyers and sellers engaging in import, export, offshore, and domestic trading activities. For example, we develop markets overseas for exporters and locate raw materials or product sources that meet the needs of importers. To facilitate smooth customer transactions, we draw upon our various capabilities such as market information analysis, credit supervision, financing and transportation logistics.

     Mitsui has 28 branches and offices located in Japan and 167 branches, offices and trading subsidiaries located in other parts of the world (as of July 1, 2003). They provide market information to each other and cooperate in developing business. Each of our subsidiaries has its own marketing strategy based on its particular business activities and customer relationships.

     Seasonality of Our Business Activities

     The trading of individual products such as heating oils, foods and textiles is influenced by seasonality. For example, heating oil is traded more frequently in the winter than summer months. In addition, revenue—gross trading profit of Sanyu Koami Co., Ltd., our food wholesale subsidiary, increases from October to December but decreases from January to March, reflecting the seasonal demand in Japan. However, the seasonality of any product either individually or in the aggregate would not significantly affect the consolidated financial position and operating results.

Dependence on Patents and Licenses and Industrial, Commercial or Financial Contracts

     We have various patents and licenses as well as industrial, commercial and financial contracts (including contracts with customers or suppliers) to carry on our business. These patents, licenses or contracts either individually or in the aggregate are not material to our business operations or profitability.

     Marketing Channels

     Marketing channels vary by commodity, customer, and region. We have established subsidiaries and associated companies for promotion and distribution in response to individual business environment.

     See “Products and Services and Principal Activities by Reportable Operating Segments” below. Special sales methods including financial arrangement provided by our Machinery, Electronics & Information Segment and development of supply chain management system conducted by various operating segments are also described therein.

     Competitive Position

     We are engaged in various types of businesses worldwide. Our main competitors are other Japanese general trading companies. Moreover, all of our potential business partners could also be competitors. To ensure our competitiveness, we strive to continue to successfully meet the changing needs of our customers worldwide. Analysis of competitive position by operating segment is provided in “Products and Services and Principal Activities by Reportable Operating Segments” below and also see “Item 3.D. Risk Factors.”

     Government Regulations

     Our business activities are subject to various governmental regulations in the countries in which we operate. These regulations generally relate to obtaining business and investment approvals, and meeting the requirements of export regulations including those related to national security considerations, tariffs, antitrust, consumer and business taxation, exchange controls, and environmental laws and regulations. Certain of our business transactions such as our activities in the energy, mining, telecommunications, financing, food, consumer products, machinery, chemicals, etc. are regulated and subject to the relevant laws and regulations. Our businesses involving extraction and production of natural resources subject us to environmental regulations. See “Item 3.D. Risk Factors.”

     Products and Services and Principal Activities by Reportable Operating Segments

     We had undertaken a reorganization that included introduction of an operating group system, effective from April 2002. The operating groups of our Head Office, which were organized based on our “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The operating groups also collaborate with branches and offices that are located in Japan and overseas countries and with overseas trading subsidiaries in planning and executing their strategies for products or regions.

     The branches, offices and overseas trading subsidiaries are separate operating units, which are delegated the responsibilities of managing the businesses of their regions as the centers of each particular regional strategy and operate diversified businesses together with their affiliated companies in collaboration with the operating groups. Therefore, our operating segments are comprised of product and service focused operating segments and region-focused operating segments. Our reportable operating segments as of March 31, 2003 were comprised of below:

•	Our five product and service focused operating segments are:
Metal Products & Minerals;
Machinery, Electronics & Information;
Chemical;
Energy;
Consumer Products & Services; and

•	Our four region-focused operating segments are:
Domestic Branches and Offices;
Americas;
Europe; and
Other Overseas Areas.

     The operating segments have business units, which are further divided into divisions. The divisions provide more focused products and services.

     We have abolished the operating group system on April 1, 2003, to simplify the organizational structure whereby the Chief Operating Officer of each business unit is delegated more authority for their respective business operations of the business unit and is responsible for operating results to the Chief Executive Officer directly.

Metal Products & Minerals Segment

     Our Metal Products & Minerals Segment is engaged in the overseas development of raw materials for iron, steel and non-ferrous metals, and in the domestic and global manufacturing, sale and trading of iron, steel and non-ferrous products.

     This segment is composed of Iron & Steel Products Unit, Iron & Steel Raw Materials Unit, and Non-Ferrous Metals Unit, and has 50 subsidiaries including Mitsui Bussan Raw Materials Development Corp. (Iron & Steel Raw Materials Unit), Mitsui Bussan Futures Ltd. (Non-Ferrous Metals Unit), Mitsui Bussan Construction Materials Co., Ltd. (Iron & Steel Products Unit), MBK Coil Center Co., Ltd. (Iron & Steel Products Unit), Mitsui Iron Ore Development Pty., Ltd. (Iron & Steel Raw Materials Unit) and Mitalco Inc. (Non-Ferrous Metals Unit), and has 36 associated companies including BHP Mitsui Coal Pty., Ltd. (Iron & Steel Raw Materials Unit).

     An overview of each business unit within the segment is provided as follows.

     Iron & Steel Products Unit

     Our Iron & Steel Products Unit conducts trading, marketing, processing and distributing of various iron and steel products to serve our customers in a wide range of industries including the automobile, electronics, transportation, construction and energy sectors. We have invested in steel processing centers worldwide where we utilize our supply chain management (“SCM”) models that employ our information technology and logistics technology expertise in order to implement distribution arrangements for steel products for our customers. Our total annual steel processing capacity is about 4 million metric tons worldwide. We also engage in strategic investments with our Japanese and overseas business partners focusing on iron and steel processing and manufacturing business in the United States, China and Southeast Asia. For example, in China we built a network of steel products service centers with Shanghai Baosteel Group Corporation, a Chinese iron and steel manufacturing company.

     Our Iron & Steel Products Unit established the Automotive Steel Division and the China Business Promotion Department to satisfy the increasing demand for iron and steel products in both the Chinese market and the automotive industry worldwide. We strategically allocated human resources, and expanded our steel sheet processing capacity in China, Southeast Asia, the United States and Europe to meet the increasing global needs of our customers in various industry sectors, and the automotive industry in particular.

     We trade iron and steel products domestically and worldwide manufactured primarily by Japanese steel producers. We handle approximately 22 million tons of iron and steel products annually worldwide. To differentiate ourselves in the changing competitive landscape, we draw upon the expertise of other operating segments and business units, such as energy, automobile, shipbuilding, and transportation-related segments and units to satisfy the evolving needs of our customers worldwide.

     Iron & Steel Raw Materials Unit

     Our Iron & Steel Raw Materials Unit is engaged in various business activities, including trading, investment, logistics management and transportation services related to iron and steel raw materials, such as iron ore, coal, steel scrap, ferro-alloys and other minerals.

     More particularly, our Iron & Steel Raw Materials Unit acts as an agent to various major Japanese steel makers for their procurement of iron ore, coal, steel scrap and ferro-alloys, while at the same time, we also invest in various iron ore and coal mines in Australia, Brazil and India. For example, in April 2002, we entered into a strategic alliance with Anglo American Plc to develop the Moura and German Creek coalmines in Australia, which provided us with a solid foundation for future growth in the coal business. In August 2002, we completed the construction of the West Angelas iron ore mine in Australia (as a part of Robe River Joint Venture with Rio Tinto plc), which began shipments of iron ore to customers worldwide. In March 2003, we agreed to purchase 15% of Valepar S.A., the controlling shareholder of Companhia Vale do Rio Doce (“CVRD”) in Brazil. CVRD is a mining enterprise that operates in mining of iron ore, and other raw non-ferrous metals. This transaction was completed on September 2, 2003.

     We also own and operate a steel scrap export terminal in the United States, Pacific Coast Recycling, LLC through our subsidiary, Raw Materials Development Co.

     We have also entered into new joint venture projects to meet the increasing demand for iron and steel raw materials in Japan and abroad. For example, in January 2003, we established POSCO Terminal Co., Ltd., a joint venture with POSCO (a steel maker in South Korea) whereby we provide logistics service with respect to transactions involving iron and steel raw materials for our various customers in Asia. We are also enhancing our involvement in the general recycling business and the greenhouse gas emission trading business.

     One of our traditional business activities—serving as an agent for Japanese steel makers—has seen accelerated competition from other Japanese trading companies. Due to the global trend to eliminate intermediaries with respect to iron and steel trading activities, we are enhancing our investments and promoting our participation in alliances with mining companies worldwide to provide “cross-border services” to our clients, extending our services to both suppliers and consumers. The competition among mining companies is fierce, however, it is relatively hard for newcomers to enter this market due to the large scale of investment and the required expertise.

     Our major investments as of September 2, 2003 are as follows:

Type of Mineral		Percentage
Resources or		of	Other Major
Services Provided	Joint Venture or Investee	Interest	Participants

Iron Ore
	Robe River Iron Ore Joint Venture (Australia)	33%	Rio Tinto plc/Rio Tinto Limited
	Mt. Newman Iron Ore Joint Venture (Australia)	7%	BHP Billiton Limited
	Yandi Iron Ore Joint Venture (Australia)	7%	BHP Billiton Limited
	Mt. Goldsworthy Iron Ore Joint Venture (Australia)	7%	BHP Billiton Limited
	Valepar S.A. (Controlling shareholder of CVRD in Brazil)	15%	Banco Bradesco S.A.
	Sesa Goa Limited (India)	51%	(1)

	(1) Sesa Goa Limited is publicly listed in India.
Coal
	Moura Coal Mine (Australia)	49%	Anglo American Plc
	German Creek Coal Mine (Australia)	30%	Anglo American Plc
	Kestrel Coal Mine (Australia)	20%	Rio Tinto plc/Rio Tinto Limited
	Bengalla Coal Mine (Australia)	10%	Rio Tinto plc/Rio Tinto Limited

Ferrous Raw Materials
	Pacific Coast Recycling, LLC (U.S.A.)	100%	—
	Advalloy (Proprietary) Limited (Ferro Manganese maker in South Africa)	50%	BHP Billiton Limited
	Mitsui Minerals Development South Africa (Proprietary) Limited	100%	—
	(Ferro Chrome maker in South Africa)
	South Africa Japan Vanadium (Proprietary) Limited	10%	Highveld Steel & Vanadium
	(Ferro Vanadium maker in South Africa)		Corporation Limited

Logistic Services
	POSCO Terminal Co., Ltd. (South Korea)	49%	POSCO

Production and reserves of the above listed iron ore and coal companies (or joint ventures)(2) are set forth below:

(2)	The production and reserve of CVRD are not included in the tables below, because we acquired 15% of Valepar S.A. on September 2, 2003.

Production Tonnage for the Each Fiscal Year (Unit: Thousand Tons)

	Country	Fiscal 2003	Fiscal 2002	Fiscal 2001

Iron ore	Australia	18,004	15,253	14,818
	India	3,449	2,899	3,128

	Total	21,453	18,152	17,946

	Country	Fiscal 2003	Fiscal 2002	Fiscal 2001

Coal	Australia	5,015	3,586	3,277

Reserve Tonnage as of the End of Each Fiscal Year (Unit: Million Tons)

	Country	Fiscal 2003	Fiscal 2002	Fiscal 2001

Iron ore	Australia	374	381	399
	India	55	58	62

	Total	429	439	461

	Country	Fiscal 2003	Fiscal 2002	Fiscal 2001

Coal	Australia	125	91	94

     Non-Ferrous Metals Unit

     Our Non-Ferrous Metals Unit is engaged in the businesses and operations involving various non-ferrous metals, and our business activities in this unit include, among other things, trading, transporting, and processing non-ferrous metal ores and ingots as well as semi-fabricated products such as:

•	copper, lead, zinc, tin, nickel, aluminum, magnesium, cobalt, titanium, zirconium, and other non-ferrous metals;

•	precious metals, such as gold, silver, platinum, palladium, and rhodium;

•	construction materials such as aluminum sashes and curtain walls; and

•	nuclear fuels.

     We are also engaged in trading and promotion of a wide range of derivative instruments in various precious metals as well as other non-ferrous metals, crude oil, natural gas and weather.

     The following are examples of certain business transactions our Non-Ferrous Metals Unit is engaged in:

•	transport approximately 1,500 tons of nuclear fuels annually for electric power companies in Japan, which represents approximately one-half of the total requirements of Japan;

•	import approximately 400,000 tons of primary aluminum ingots into Japan, which represents approximately 18% of total requirements of Japan and also carry out off-shore business transactions for approximately 100,000 tons of primary aluminum ingots mainly in South-East Asia and China;

•	import approximately 800,000 tons of copper concentrates annually into Japan, which represents approximately one-fourth of the total requirements of Japan;

•	carry out domestic and export trading business of aluminum mill products primarily for beverage container market in which our share in this market is estimated at approximately 20% for the domestic market and 6% for the export market; and

•	handle approximately 45,000 metric tons of various forms of both imported and domestic nickel in the Japanese market whereby our trading market share of nickel and cobalt are approximately 25% and 40%, respectively.

     We diversify our business through natural resource investments, global trading and development and promotion of alternative investment products through our subsidiary licensed by governmental regulators. In the natural resource field, we decided to make an additional loan of U.S.$100 million to the Collahuasi copper mining project in Chile, developed jointly with Anglo American Plc and Falconbridge Ltd. so as to increase the capacity of the project as one of the competitive copper suppliers in the world. The project is moving to a new mining site from the existing ore body, and is expected to expand its milling capacity from the present 60,000 tons per day to 110,000 tons per day, so that we may make additional transactions of 1.3 million tons in aggregate of copper concentrates from the mine to Japanese copper smelters. We further enhanced our resource investment activities by participating in a nickel-cobalt mining and refining project at Rio Tuba area in the Republic of Philippines, to be developed jointly with Sumitomo Metal Mining Co., Ltd., Nissho Iwai Corporation, and a local partner in the country. This project will produce nickel-cobalt mixed sulfide through a high-pressure acid leaching process, an advanced processing technologies for nickel production.

     In the global trading area, we broadened our copper and aluminum operations, mainly through trading with China.

     In addition to our various spot trading and long term business transactions, we steadily expanded our financial services and derivative trading operations under highly volatile market conditions for precious metals. Mitsui & Co. Energy Risk Management Ltd., which we established in March 2002, enjoyed growth in derivative trading operations, mainly for crude oil and natural gas related commodities. Japan Alternative Investment Co., Ltd. began operations in April 2002, acting as a placement agent for alternative investment products, such as fund of funds for hedge funds and private equity funds.

Machinery, Electronics & Information Segment

     Machinery, Electronics & Information Segment engages in, amongst other things, the following businesses: manufacturing, global marketing and sales, financing, leasing, and services involving electric machineries, industrial plants, transportation equipment and systems, industrial systems, construction equipments, telecommunication systems, motor vehicles, marine and aerospace systems. We are also involved in information technology (“IT”) and electronics related solutions business, marketing and sales of IT/electronics related products, components/materials, software and services. Such services provided by each of our business units are sold primarily to industrial customers, including original equipment manufacturers, industrial end users, utility companies, constructors, as well as to distributors.

     Project organization and implementation of worldwide infrastructure related plants and projects; IT related marketing and consumer-related business; mobile-related business and strategic investments are becoming increasingly important to us besides existing trading transactions.

     Our Machinery, Electronics & Information Segment consists of five business units as follows:

•	Electric Machinery, Plant & Project Business Unit (the “EMPPB Unit”)

•	Telecommunications, Transportation & Industrial Systems Business Unit (the “TTIS Unit”)

•	Motor Vehicles, Marine & Aerospace Business Unit (the “MoVMAB Unit”)

•	Information Business Unit (the “INFO Unit”)

•	Electronics Business Unit (the “ELE Unit”)

     Our Machinery, Electronics & Information Segment holds 82 subsidiaries such as Mitsui Bussan Plant & Project Corporation (EMPPB Unit), The MBK Rail Capital Companies, Inc. (TTIS Unit), Orient Marine Co., Ltd., Mitsui Bussan Automotive Inc., Mitsui Bussan Aerospace Co., Ltd. (MoVMAB Unit), Mitsui & Associates Telepark Corporation, BSI Co., Ltd., ADAM NET LTD., Kids Station Inc., Toyo Officemation Inc. (INFO Unit), XION HOLDINGS, INC. (ELE Unit), and 80 associated companies such as Shin Nippon Air Technologies Co., Ltd., Kioritz Corporation (TTIS Unit), Toyota Canada Inc. (MoVMAB Unit), Nihon Unisys Ltd., NextCom K.K., QVC Japan, Inc., Moshi Moshi Hotline Inc. (INFO Unit), Ferrotec Corporation (ELE Unit).

     Electric Machinery, Plant & Project Business Unit

     The business activities of the Electric Machinery, Plant & Project Business Unit covers a wide range of fields, including power plants; power transmission and substation facilities; oil refineries; LNG manufacturing facilities; pipelines; infrastructure; iron; non-ferrous metals; chemical plants; and water and sewer facilities. We are undertaking a number of projects that may stimulate economic growth in certain developing countries and countries rich in natural resources in which we operate, by focusing on the needs of those countries and applying our comprehensive business engineering capabilities, so as to devise optimum solutions that address the complex and multifaceted issues facing those nations. The followings are some examples of the projects we are engaged in:

•	Commonwealth of Independent States (“CIS”), Middle East Natural Gas Energy Projects;

•	Brazil Petrobras Projects;

•	U.S.A. Mid American Thermal Project;

•	Indonesia lead-free gasoline production Project; and

•	Malaysia Port Dickson Combined Cycle Project.

     We own a 32.5% interest in P.T. Paiton Energy, an Indonesian power company, which owns a 1,230 megawatt coal fired power plant in East Java, Indonesia. P.T. Paiton Energy sells electricity to P.T. Perusahaan Listrik Negara (“P.T. PLN”), an electric utility company owned by the Indonesian government, under a power purchase agreement. In December 2002, an amendment to the original power purchase agreement became effective, bringing to a close and resolving a series of disputes between P.T. Paiton Energy and P.T. PLN, which was caused in large part, by the effects of the regional financial crisis in Asia and Indonesia.

     The Electric Machinery, Plant & Project Business Unit is increasing activities to facilitate the implementation of projects that go beyond the conventional engineering, procurement and construction approach of project engineering and supplying equipment, and are considering investments in certain related infrastructure projects. As a result of our new and innovative methods, for example, we received an order to participate in the construction of power plant and desalination facilities from the Abu Dhabi government during fiscal 2003.

     The preservation of the natural environment is becoming an increasingly pressing global issue. In response, we are participating in domestic recycling businesses and are aggressively making proposals for solutions to various environmental problems. Sales orders in fiscal 2003 rose steadily with respect to polychloride biphenyl processing plants developed by us to clean up the toxic chemical waste without extra damage to the environment, and we also invested in Kitakyushu Eco-Energy, Inc., in northern Kyushu, a facility where waste is incinerated to generate power. In our overseas markets, we are engaged in the construction of waste processing facilities and other environment-related projects.

     Our business field is highly competitive. Competitors could be other Japanese general trading firms, international financial institutions, global engineering companies and construction companies. To succeed in this competitive environment, we believe that making the best use of our core competencies is essential, which include but are not limited to the following, such as our global network, global customer base, global manufacturers base, regional expertise, financial engineering skill, project engineering skill, project development skills, and market insight. A key factor for us to remain competitive is to maintain, promote and secure people who are highly skilled in their field of expertise to perform and address such needs.

Telecommunications, Transportation & Industrial Systems Business Unit

     The Telecommunications, Transportation & Industrial Systems Business Unit handles a wide range of products and is engaged in diversified activities, which range from the implementation of large-scale projects to downstream distribution businesses.

     In large-scale projects, we leverage our marketing capabilities, regional expertise, and financial arrangement functions and build strategic alliances with major domestic and overseas manufacturers in the field of communications infrastructure projects, railway projects, and construction equipment as well as mining equipment. In these activities, we have been expanding the geographical scope of our business to include Greater China, which includes mainland China, Hong Kong and Taiwan, Russia, and CIS in addition to our principal markets, such as Asia, Central America, and South America. For example, we signed a contract for Chongqing Urban Railway Construction Project, major trackworks in the Taiwan High-Speed Rail Project; succeeded in obtaining a financing arrangement to Tele Norte Leste Participacoes S.A., Brazil for their procurement of telecommunications equipment from NEC Corporation and Siemens AG; and received an order for the Telecommunications Network Expansion Project (II) in Uzbekistan under the Japanese Yen denominated credit. With respect to our product distribution activities, we started to carry out aggressive downstream development in Australia, with Komatsu Australian Pty Ltd., and also expanded such business model to other regions such as the United States and South East Asia.

     The business sector in which the unit is engaged is experiencing increasingly intense competition. Competitors could be financial institutions, engineering companies, construction companies, manufacturers and service providers. Namely, all of our potential partners could be competitors. As such, our core competence becomes critical. Our core competence lies in our global network, global customer base, regional expertise, financial engineering skill, project engineering skill, conception, and market insight which may give us a competitive advantage if we make the best use of those core competencies. We can continue to remain competitive only if we can maintain and secure people who are highly skilled in their field of expertise to perform and address such needs.

     Motor Vehicles, Marine & Aerospace Business Unit

     Motor Vehicles, Marine & Aerospace Business Unit has the following divisions: First and Second Motor Vehicles Divisions, Ship & Marine Project Division, and Aerospace Systems Division. Brief description of these divisions is set forth below.

     First and Second Motor Vehicles Divisions

     In our motor vehicles business, our strength lies in our value added services that we offer in our traditional and core fields such as assembly and manufacturing, import and export, and distribution of motor vehicles and their parts. For example, we have been exporting Toyota, Subaru, and other Japanese manufacturers’ cars to various countries worldwide such as Canada (Toyota), Chile (Toyota), Peru (Toyota), Italy (Subaru), Germany (Subaru and Yamaha), Thailand (Hino) and Malaysia (Daihatsu). We have set up subsidiaries and associated companies in these countries for distribution purposes. We continue to proceed with the strategic allocation of our financial and human resources to certain prioritized areas of our motor vehicles business worldwide such as logistics and retail operations and retail finance and auction business. For example, we have operated a retail finance company for Yamaha motorcycles in Indonesia since 1997. Also, we have been handling the logistics operations of automobile parts for Toyota’s manufacturing operation in North America and Europe area.

     With regard to retail operations, we acquired a 7.8% interest in United Auto Group, Inc., an American automobile retail company which has expertise for retail operation in the United States and have been seeking an opportunity to develop joint retail operations in various regions. We have also invested in an auction business for used cars as a business partner of J.A.A., an auction trader in Japan. In order to establish ourselves in the automobile auction business, we, along with J.A.A., established an automobile auction joint venture company in Germany.

     Ship & Marine Project Division

     We maintain our marine-related operations by continuous alliances with various owners and operators of ships and also by providing multifunctional services, which include purchase and sale of various types of ships including bulk carriers, container carriers and tankers, financing activities, management of ship construction and operations, as well as chartering services. In addition, through our partnership with major petroleum companies such as Chevron Texaco Corporation, we actively participate in business transactions involving tankers, LPG and LNG carriers, as well as Floating Production Storage and Offloading units for energy development operations. For example, we won projects for Floating Storage and Offloading and Floating Production Storage and Offloading projects with Chevron Angola and Conoco Vietnam, respectively.

     Aerospace Systems Division

     We act as the sales consultant of Airbus for Japanese airlines. These activities, together with aircraft leasing and the marketing of defense-related systems and helicopters, are the strength of our aerospace operations.

     The business sector in which we are engaged is highly competitive. Competitors could be including, but not limited to, other Japanese general trading firms, international financial institutions and manufacturers. In this competitive environment, we believe that we have been maintaining our reputation in the respective market by using our core competencies, which include but are not limited to our global network, global customer base, regional expertise, financial engineering skill, and market insight.

     Information Business Unit

     Our Information Business Unit is involved in innovative information technology services and solutions, which are delivered mainly to our customers in Japan through the unit’s 14 subsidiaries, and 11 associated companies. Examples of services which we provide are television shopping services operated by QVC Japan, Inc., a joint venture with QVC Inc., and an entertainment and educational channel for children and parents operated by Kid’s Station Inc., our wholly owned subsidiary, both of which are delivered over cable or digital satellite broadcast networks.

     Examples of information technology solutions which we provide are integrated hardware and software solutions for corporate enterprises, government organizations and telecommunication companies such as network infrastructure devices, billing systems, enterprise applications, network security and customer relationship management. Such solutions are provided through subsidiaries and associated companies such as NextCom K.K., ADAMNET, LTD., BSI Co., Ltd., and Nihon Unisys, Ltd.

     Our unit is dependent on the operating results of our subsidiaries and associated companies, most of which are located in Japan. We also rely on our investments in overseas technology and business partners, which enable us to provide competitive services and solutions in the domestic market.

     Electronics Business Unit

     Our Electronics Business Unit offers electronic materials, devices, and products including IC chips, LCD panels, storage and opto-electronics devices with respect to upstream and downstream operations as well as manufacturing equipment and systems for semiconductor and flat panel display related electronics devices. The operating environment in Japan’s semiconductor industry has changed dramatically since the telecommunications bubble burst in 2001. In order to expand our sales activities, under Bussan Microelectronics Corp., the core semiconductor trading subsidiary, we acquired another trading house, TEKSEL Co., Ltd., to broaden our customer base and our product portfolio. To maximize synergies of the combined operations, we established Xion Holdings, Inc., as a holding company of the two subsidiaries.

     The shift of electronic device productions to mainland China intensified during fiscal 2003, prompting our Electronics Business Unit to allocate additional human and capital resources to bolster our China business strategy. Moreover, we have undertaken the following in China:

•	concluded a broad strategic partnership agreement with SVA (GROUP) CO., LTD. (“SVA”), Chinese electronics manufacturer, and set up a joint venture company in Shanghai to market SVA’s strategic products in China and worldwide; and

•	added manufacturing capacity through CMS (Contract Manufacturing Services) at the Shanghai plant of Ferrotec Corporation, our associated company in Japan which also manufactures ferrofluidic products, starting with the relocation of the Japanese semiconductor wafer production bases with a monthly production capacity of 400,000 5-inch wafers.

     In Japan, marketing and sales are conducted primarily through the subsidiary companies such as Bussan Digital and MBK Microtek. International marketing is done primarily through strategic marketing subsidiaries such as newly established Mitsui Electronics Information (Shanghai) Co., Ltd., Mitsui Comtek Corp., in the United States, and MEE Mitsui Electronics Europe, GmbH, in Germany, and various corporate overseas branch offices, and in some cases through the unit’s own joint-venture companies with Japanese manufacturers such as Shibaura Mechatronics Corp., Toyoda Gosei Co., Ltd., Senju Metal Industry Co., Ltd. and various local partners.

     The business area in which the unit is engaged is experiencing increasingly intense competition. Competitors range from global corporations to specialized companies. To survive and grow in this competitive environment, the unit believes that the equipment, services and financing it handles must be competitive in terms of price, technology, professional expertise, and quality of services. We can remain competitive only if we can maintain and secure people who are highly skilled in their field of expertise to perform and address such needs.

Chemical Segment

     The operations of our Chemical Segment include the production, trading, and developing of chemical products both in Japan and overseas. We also promote development of new technologies in the fields of nanotechnology and biotechnology.

     Our segment consists of the following units: Inorganic Chemicals Unit, Performance Chemicals Unit, Petrochemicals Unit, and Plastics Unit. We have 57 consolidated subsidiaries including Daito Chemical Co., Ltd. (Inorganic Chemicals Unit), Novus International, Inc. (Performance Chemicals Unit), Mitsui Bussan Solvent & Coating Co., Ltd. (Petrochemicals Unit), and 47 associated companies such as Advanced Composites Inc. (Plastics Unit), Honshu Chemical Industries Co., Ltd. (Performance Chemicals Unit), Agenica Research Pte. Ltd. (Performance Chemicals Unit).

     Inorganic Chemicals Unit

     The Inorganic Chemicals Unit is comprised of three divisions. The Inorganic Raw Materials Division mainly handles basic inorganic materials and operates logistic system and supply chain management (“SCM”) system. The Inorganic Products Division focuses on highly processed inorganic products; and the Nanotechnology and New Technology Business Creation Division, as an incubator operation, concentrates on developing and marketing new commercial materials. The Inorganic Raw Materials Division trades inorganic basic materials for various industries in Japan and overseas such as sulfur, sulfuric acid, salt, alkaline substance, and mineral products. While leveraging our global trading capabilities to overcome certain unfavorable economic conditions, we reinforced ties with subsidiaries and associated companies such as Daito Chemical Co., Ltd. which manufactures photographic chemicals and other industrial chemical products. In addition, we strategically reallocated resources by restructuring logistics operations, and built up our capabilities in sulfur, soda ash, and fiberglass materials in China and elsewhere in Asia. In China, we expanded the operations of our salt farm, an operation which complements a sea salt joint venture in Shark Bay, Australia, that supplies Japan and other Asian markets.

     Among new technologies, we particularly anticipate that nanotechnology could be applicable to many fields. Our wholly owned subsidiary, Carbon Nanotech Research Institute Inc., succeeded in developing technology to produce high-quality carbon nanotube, and completed the construction of its production facility. As the production facility has gone online, it has drawn attention and generated expectations for the creation of new business opportunities. Applications of carbon nanotubes are expected to include the development of stronger plastic materials by compounding nanotubes with plastics and usage in semiconductors to take advantage of their high degree of conductivity.

     Moreover, to further broaden our capabilities in nanotechnology, the Nanotechnology and New Technology Business Creation Division, in addition to Device Nanotech Research Institute and Carbon Nanotech Research Institute Inc., established INRI Inc., which handles our intellectual properties. The Advanced Technology Business Department within the Nanotechnology & New Technology Business Creation Division installed proprietary diesel particulate filters for buses and trucks in Tokyo and seven other prefectures and cities. We achieved further progress in SCM by launching recycling operations at a Chinese lens plant of Fuji Photo Film Co., Ltd., and by commencing full-scale recycling of electronic flash units at Nankai Co., Ltd. through our Chinese joint venture, Shenzhen Westnet Co., Ltd.

     Performance Chemicals Unit

     The Performance Chemicals Unit engages in various business transactions involving biotechnology, inorganic chemicals and specialty chemicals such as food and feed additives, fertilizers and agricultural chemicals. The Performance Chemicals Unit also engages in life-science related activities.

     In the field of life sciences, we increased our investment in Beta-Chem, Inc., in order to focus on pharmaceuticals manufacturing processes and to expand the scope of that company’s operations. We are involved in research, development and marketing in the field of biotechnology and agricultural chemicals. For example, our subsidiary Agenica Research Pte. Ltd. achieved results in genetic profiling. In Singapore, we established an operation to research antibodies, PharmaLogicals Research Pte. Ltd., with Chugai Pharmaceutical Co., Ltd., and the Central Institute for Experimental Animals. In the field of agricultural chemicals, we have been concentrating our effort on distribution of certain of our agricultural chemical products through our subsidiary company, Certis Europe which has a strong market position in Benelux, France and UK. Furthermore, in 2002 we acquired Spiess-Urania Chemicals GmbH in Germany to bolster our global sales network. We recently commenced our distribution of agricultural chemicals in Japan.

     China is strategically important to the future of the Performance Chemicals Unit. As such, we look to expand our operations in that region. For example, in the Life Science Division, we invested in a local amino acid manufacturer. Moreover, in the field of sorbitol food additives, we concluded a memorandum of understanding on creating a local joint venture with Hong Kong’s Global Bio-chem Technology Group Co., Ltd.

     We maintain a competitive position in food and feed additives through our global operation. In the specialty chemicals field, we have a strong presence in detergent intermediates and urethane chemicals but are confronted with fierce competition with global corporations in plastic additives. Even in a commodity field like fertilizer, we maintain our competitive position by focusing on imports to Japan through securing reliable sources and logistics.

     Petrochemicals Unit

     Our Petrochemicals unit has four divisions, the Basic Petrochemicals Division, the Synthetic Fiber Intermediates Division, the Organic Chemical Products Division, and the Methanol & Ammonia Division. The main products are in the upstream field of petrochemicals such as Olefins, Aromatics, Styrene Monomer, Vinyl Chloride Monomer, Paraxylene, Terephthalic Acid, Etylene Glycol, Acrylonitrile, Phenol, Bis-phenols, Acetone, Acetic Acid, Methanol and Ammonia.

     The main activities lie in trading activities of the above mentioned products in Japan and worldwide. We also invested in manufacturing facilities and logistic facilities such as tank terminals in Houston, U.S.A.; Ningbo, China; Bangkok, Thailand; Johor, Malaysia; Merak, Indonesia; and we also invested in shipping companies in Japan and Singapore. Through long period of business relationships with manufactures and customers such as Mitsui Chemicals, Inc., Toray Industries, Inc., Tosoh Corporation, The Dow Chemical Company, BP p.l.c., and Bayer Aktiengesellschaft, we have built a business presence worldwide.

     The unit was successful in earning more revenue than the original sales plan by obtaining bigger market share in certain products such as olefins and Styrene Monomer as well as the steady growth of demand for petrochemicals in the world, especially in China and other Asian countries. However the unit posted a significant loss with respect to Trans Pacific Glycols Inc., Pacific Ammonia Inc., and Vinyl Chloride Malaysia S.B., which suffered from high raw material costs.

     During the past several years, most of our petrochemical companies have been struggling to survive through drastic corporate restructuring which include the reorganization of their sales forces and mergers and acquisitions. However, despite the severely weakened petrochemical market, we remain competitive with other Japanese trading companies and plan to strengthen our market position by expanding our trade volume and market share. Our sales channels to various customers in diverse geographic areas enable us to make geographical and/or time swap arrangements which also give us better financial terms in business transactions and also improve our chances for obtaining opportunities for future transactions.

     Plastics Unit

     Our Plastics Unit traditionally handles various kinds of plastic raw materials and plastic products in domestic and overseas markets. The Plastics Unit also handles newly developed electronic materials and products as well as SCM business services. The Plastics Unit consists of 3 divisions and 1 department, and has 46 subsidiaries and associated companies around the world.

     The Industrial Material Division handles traditional industrial materials, such as polyvinyl chloride and elastomers. The Molding Polymers Division focuses on molding materials, such as polystyrene, ABS resin, and engineering plastics, as well as polyolefins. The Advanced Materials Division covers relatively new offerings—mainly electronic materials, such as industrial films, carbon fiber, and optical fiber. The SCM Business Development Department concentrates on SCM, an area with potential. We place top priority on customer-oriented business and global developments. We expanded SCM in printer and liquid crystal display (“LCD”) panels as well as reinforced our resin compound operations in China, Southeast Asia, the United States, and Europe.

     With the focus of economic activity shifting to Asia, the Plastics Unit enhanced its business in China in fiscal 2002 by establishing an engineering plastics sales company in Shanghai and a high-performance paint manufacturer in Zuhou. The Plastics Unit also set up a chemical etching company in Singapore for an LCD panel project.

     As for competition, we believe that we are keeping advantageous position in the above mentioned fields because of our established global sales network and sales force.

Energy Segment

     Our Energy Segment is engaged in the general trading activities, manufacturing, development and distribution of various energy-related products including: crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas, as well as liquefied natural gas (“LNG”). Our segment consists of one business unit, the Energy Business Unit, which has 7 business divisions as well as 21 consolidated companies such as Mitsui Oil & Gas Co., Ltd. (“MOGC”) and Arcadia Petroleum Ltd., and 13 associated companies such as Mitsui Oil Exploration Co., Ltd., Kyokuto Petroleum Industries, Ltd. (“KPI”), Japan Australia LNG (MIMI) PTY. Ltd. and Sakhalin Energy Investment Company Ltd. The business divisions in the Energy Business Unit are: the E & P Division, the Petroleum Overseas Business Division, the Petroleum Downstream Business Division, the Energy Solution Division, the Natural Gas First Division, the Natural Gas Second Division and the Sakhalin Development Division.

     We are a major oil trader in the world based on our total daily trading volume of crude oil and petroleum products (excluding derivative products) which in fiscal 2002 amounted to approximately one third of Japan’s total imports of 4.9 million barrels per day on a consolidated basis. We also engage in the domestic marketing and refining of oil and gas related products through KPI, a jointly owned refinery (50:50) between a subsidiary of ExxonMobil Corp. and MOGC.

     On March 25, 2003, we signed an offtake agreement of petroleum products as well as financing agreements to provide a U.S.$200 million loan with PERUSAHAAN PERTAMBANGAN MINYAK DAN GAS BUMI NEGARA (“PERTAMINA”), the national oil and gas company of Indonesia, which will utilize the funds to build a facility at PERTAMINA’s existing Balongan Refinery to produce 52,000 barrels per day of unleaded gasoline. The objective of this national project, which has been labeled the “Blue Sky Project”, will be to contribute to reducing atmospheric pollution in Indonesia’s major cities. PERTAMINA will supply us with petroleum products from its existing refineries, and the proceeds from the sale of these products will be used as the source of debt service for the loan.

     Apart from short-term earnings from such activities as mentioned above, the Energy Business Unit is engaged in numerous LNG and oil development projects that require long lead-times for their development and implementation. We are involved in four LNG projects that are in operation: Abu Dhabi Gas Liquefaction Limited (“ADGAS”) in Abu Dhabi, in which we hold a 15% interest, has some 5 million tonnes per annum LNG production capacity, Northwest Shelf JV (“NWS JV”) in Australia, in which we hold a 8.33% interest, has some 7.5 million tonnes per annum production capacity, Qatar Liquefied Gas Company Ltd. (“Qatargas”) in Qatar has some 7.7 million tonnes per annum production capacity, and Oman LNG L.L.C. (“OLNG”) in Oman has some 6.6 million tonnes production capacity. At the same time, we are also proceeding with our fifth project, the Sakhalin II project in Russia. The majority of the LNG produced by these ventures is sold to customers in Japan and Korea on long-term contracts with remaining volumes sold to customers in various LNG markets on short-term agreements. Nineteen million tonnes a year of LNG from these ventures are supplied to Japanese utilities companies, which is about 35% of the total amount of LNG imported to Japan.

     In 2002, the NWS JV was awarded the supply contract for the first LNG terminal in China, to be located in the Guangdong province in southeast China. The contract volume is 3.3 million tonnes per annum and first deliveries are scheduled for 2006. Also in the NWS JV, construction work has progressed on the fourth LNG producing train, which has a capacity of 4.2 million tonnes per year and is scheduled to begin in the latter half of 2004. In Qatar, the modification work for debottlenecking on the existing LNG facilities is under way in order to expand LNG production capabilities by 1.5 million tonnes per year in 2005. These new LNG producing capacities will supply both existing and new customers.

     As for the Sakhalin II project, we hold a 25% interest in Sakhalin Energy Investment Company Ltd. Since 1999, seasonal oil production continued from the Molikpaq facility on the Astokhskoye field, offshore Sakhalin Island. In addition, Sakhalin Energy announced on May 15, 2003, that it would begin second phase of development of the Sakhalin II Project. This announcement marks the beginning of the full-scale development of the Piltun-Astokhskoye oil field aimed at year-round crude oil production, which is scheduled for 2006, and the Lunskoye gas field, including construction of a two-train LNG plant in the south of Sakhalin Island for export to the Asia Pacific LNG markets, which is scheduled for 2007. At its peak, we believe the facility is expected to produce 60 million barrels of crude oil and 9.6 million tonnes of LNG per annum.

     We have put high priority on expanding our oil and gas equity reserves together with our associated company Mitsui Oil Exploration Co., Ltd (“MOECO”). Identifying and implementing prospective oil and gas reserves are key factors to success in this area. Our principal strategic region for this business is Australia, South East Asia and the Middle East. In fiscal 2002, we acquired exploration and production rights for the Block 9 oil and gas field in Oman and participated in the Bass Gas Project in Australia. These newly acquired properties helped boost our oil and gas reserves to 1.5 billion barrels oil equivalent (boe) at the end of March 2003, despite the decrease in production of 33 million boe of equity barrels during fiscal 2003.

     We are also exploring the business potential of various newly emerging business opportunities in the energy field, including power retailing, environment-related business, gas to liquids (“GTL”) and di-methyl ether (“DME”). Completion of the 45 megawatt power plant in Kashima in the Ibaraki Prefecture of Japan, by the GTF Institute Co., Ltd., jointly owned with JGC Corp., and Ishikawajima-Harima Heavy Industries Co., Ltd., was one of the important milestones in this newly emerging business during fiscal 2002.

     The international markets for crude oil and petroleum products are highly competitive and volatile, as these commodities are traded on exchanges such as NYMEX in New York, IPE in London, SIMEX in Singapore, and TOCOM in Tokyo. In the worldwide trading business, we compete with international oil companies, national oil companies in oil producing countries and oil trading companies, including Japanese trading companies. In maintaining our competitive edge under these circumstances, it is critical for us to maintain good relationships with suppliers and customers as well as to mitigate price risk by utilizing hedging tools in the futures markets. We are also quite active in our efforts to secure long-term product offtake contracts that would work as securities for the financing arrangements of refining facilities construction projects in such oil producing countries as Qatar and Indonesia.

     In the domestic refining and marketing business for oil and gas related products, we face severe competition with domestic oil refining and distributing companies due to the structural surplus situation of refining capacities in Japan. KPI and MOGC, our core bodies for domestic business, are in relatively sound financial situations owing to extensive restructuring of inefficient assets and work force, and are pursuing efficient and competitive operations.

     For the oil and gas exploration and production (E&P) business, the key to success is to constantly increase or at least keep certain volumes of prospective oil and gas reserves as is the common practice with international oil companies. In terms of recoverable reserves of oil and gas in hand, we are in a strong position among the Japanese companies that engage in E&P business owing to our management’s intensive focus on expanding this line of business, while our reserve base is still far less than that of national oil companies in the oil producing countries and major oil companies.

     In LNG business, a stable business environment has been established by means of long-term sales contracts, based on take or pay conditions, with customers such as Japanese utility companies. However, the LNG business has been structurally changing since late 1990s because of increasing spot LNG trading and emerging LNG markets in the United States, China, and India.

Consumer Products & Service Segment

     The Consumer Products & Service Segment is engaged, in Japan and other various overseas markets all over the world, in the business and operations of trading various consumer-related products such as foods, textile and fashion, general merchandise, building materials, real estate development including construction, catering, uniform rental, building maintenance, services for supporting retailers such as merchandising, logistics and inventory management and investment to the above-mentioned business areas.

     This segment is comprised of the Retail Unit, Foods Unit, Textile & Fashion Unit, General Merchandise Unit and Service Business Unit, and owns 63 subsidiaries including Sanyu Koami Co., Ltd. (Foods Unit), Wilsey Foods Inc. (Foods Unit), Bussan Real Estate Development Co., Ltd. (Service Business Unit), Mitsui Bussan Inter-Fashion Ltd. (Textile & Fashion Unit) and Vendor Service Co., Ltd. (Retail Unit), and 89 associated companies including Mikuni Coca-Cola Bottling Co., Ltd. (Foods Unit), Shin Mitsui Sugar Co., Ltd. (Foods Unit), AIM Services Co., Ltd. (Service Business Unit), Alcantara S.p.A. (Textile & Fashion Unit), Max Mara Japan Co., Ltd. (Textile & Fashion Unit) and Sumisho & Mitsuibussan Kenzai Co., Ltd. (Service Business Unit).

     Retail Unit

     Our Retail Unit provides retailers with support services by offering them distribution, inventory management, and planning capabilities as well as customer-oriented manufacturing and production services, merchandising of foods, beverages, and sundries, and procurement of packing and packaging materials that allow the retailers to concentrate on their core activities of dealing with customers and operating their stores. We also invest in the retail industry, with the aim of providing our capabilities to retailers and assisting them in enhancing their corporate value. We concentrate on the Japanese market as our primary business target, operating various subsidiaries including Retail System Service Co., Ltd., Vendor Service Co., Ltd. in Japan. One result of this approach is our comprehensive alliance with the Ito-Yokado Group.

     Our primary competitors are Japanese general trading companies. Our success is basically dependent on whether we can provide our customers with products and services to their satisfaction.

     Foods Unit

     Our Foods Unit engages in general trading, production, marketing and distribution of various goods including:

•	wheat, rice, soybeans, canola, corn, milo, alcohol, molasses, animal and vegetable oils, wheat flour, feed, sugar, and starch; and

•	processed foods, fresh and frozen vegetables and fruits, marine products, meat, tea, coffee, beverages, condiments, cocoa, and dairy products.

     At the retail and intermediate distribution levels, our Foods Unit invests in supermarkets and restaurant chains, including those owned by foreign companies.

     We purchase grain, oilseeds, and raw sugar from the United States, Canada, Brazil and Australia and sell them primarily to Japan and other Asian countries. We purchase coffee, tea leaves, juice, marine products, dairy products from respective major supply sources around the world and deliver them primarily to Japan. For example, tuna cultivated in the western Mediterranean Sea and meat products from the United States are generally imported to Japan. We are also engaged in the domestic production and sale of broiler chicken through Daiichi Broilers Co., Ltd., our subsidiary in Aomori Prefecture, Japan.

     In the wholesale sector, we have strengthened our sales to Ito-Yokado Group and Seven-Eleven Group, and other local retailers throughout Japan by bolstering the operating base of Sanyu Koami Co., Ltd., a nationwide food wholesaler, which engages in various business transactions with general merchandise stores, convenience stores, and catering and restaurant chains. Sanyu Koami Co., Ltd. plays a vital role in our Foods Unit’s wholesale operation.

     In the food-manufacturing sector, we have restructured our traditional food product manufacturing process in order to increase the value of our Foods Unit’s subsidiaries and associated companies, while aiming to strengthen and expand our revenue base. We have also enacted measures to respond to issues related to food safety management.

     Our strength lies in overseas procurement of food products. For example, our import of grain, oilseeds, tea leaves to Japan maintain relatively large share in Japan due to our long lasting relationship with overseas suppliers and major buyers in Japan. Moreover, as demonstrated by our alliance with Cenex Harvest States Cooperative in the United States, we continuously endeavor to arrange alliances with partners in other regions, strengthen overseas product procurement capabilities, and expand our position in major overseas production areas.

     Competition varies depending on the goods and is generally based on the price or the quality of the goods. Many large Japanese general trading companies, international producers and traders are competitors to varying degrees with respect to most of the food products we handle. In the domestic food wholesale business, competition among suppliers is becoming more severe partly due to lower profitability because of deflation.

     Textile & Fashion Unit

     Our Textile & Fashion Unit engages in general trading, manufacturing and distribution of various goods including textile raw materials, fabrics, synthetic fibers, apparel, interior and industrial goods.

     We actively provide innovative services to accommodate new developments in the fashion and apparel market. Our main business activities are divided into two categories: original equipment manufacturing (“OEM”) business for domestic apparel manufacturer, and business transactions involving “brand name” products from Europe and the United States for the Japanese market.

     We regard China as an important manufacturing base and also a significant consumers’ market as well. In order to promote and manage our business operations in China, we have stationed several of our staffs there. To further strengthen our OEM business capabilities and our provision of support services such as manufacturing or exhibition management, we utilize our affiliated companies such as Mitsui Bussan Inter-Fashion Ltd. and ALTA MODA INTERNATIONAL LTD.

     We invest actively in brand, trademark rights and development of new material. As such, we have invested in HANAE MORI, Trussardi and the manufacturing of dry-release fabrics.

     In the OEM business for domestic apparel manufacturers, we have various alliance partners with respect to various goods. In this line of business, our competitors include other apparel traders. That is, apparel manufacturers form partnership with several traders separately at the same time. As such, we strive to strengthen our support services for OEM than those of our competitors to attract apparel manufacturer customers.

     With respect to brand-related businesses in Japan, we engage in business transactions involving many brands from Europe and the United States such as Burberry, Paul Stuart, Pierre Cardin, Trussardi, Valentino, Max Mara and Mango. In this business area, our competitors are other general trading companies and apparel specialty traders. Itochu Corporation, Mitsubishi Corporation, and other Japanese general trading companies competing in this business area have many brands like ours. The key components of competitiveness are how to raise our brand’s value in the market, and the number of valuable brands we have.

     General Merchandise Unit

     Our General Merchandise Unit engages in the general trading, production, processing and distribution of various merchandise goods such as light industrial machinery and supplies, sporting and leisure goods, medical equipment, office automation systems and general household and consumer goods. Our traditional strength lies in transactions involving, amongst other things, cement, paper and pulp, rubber, tires and cigarettes as set forth below:

•	we actively imports cigarettes, sports and leisure goods, sonic toothbrushes, and sundries, from various overseas countries mainly to the Japanese market;

•	we trade woodchip and pulp worldwide, while we develop several projects of afforestation in Australia, some of which are jointly promoted with several Japanese partners including paper manufacturing companies;

•	as for cement, paper and ceramic products, we closely partner with Japanese manufacturers for such items respectively and participate in joint venture production operations in China to sell products there and export them from China, as well as handling their products in and from Japan; and

•	partnering with a Japanese major manufacture, we export tires to various countries, gradually trying to enhance our retail capability in various overseas markets such as Russia, South Africa and the Middle East.

     In the business area of consumer-related goods such as sporting and leisure goods, continuous change in lifestyles worldwide require new business models which reflect such changes. Accordingly, we seek to locate new materials and new suppliers, to arrange effective logistics and distribution methods and develop attractive brand names. Such efforts are realized through a combination of our human and organizational network and industrial expertise.

     Most domestic and international general trading companies are generally our competitors. We also compete with other product-specific business enterprises with respect to products such as cement, tires, paper and pulp, and office equipment.

     Service Business Unit

Major business areas of this unit consist of the following:

•	outsourcing services including catering, uniform rental, building maintenance and nursing care-related services;

•	real estate development including construction, sale and leasing of houses, condominiums and office buildings; and

•	trading of logs, plywood, woodworking products and housing equipment.

     Our catering service business is active through AIM Services Co., Ltd., an associated company which provides food and catering services in Japan. In July 2002, AIM Services acquired Atlas Corporation, which has a majority stake in MEFOS Co., Ltd., a provider of hospital cafeteria food services in Japan. We integrated the operations of AIM Services and MEFOS Co., Ltd. to serve as the foundation for further business expansion in this business area in Japan. We are also in the process of cultivating new opportunities in medical services through our subsidiary, Medivance Co., Ltd. and in cleaning services through our associated company, ISS-NESCO Ltd.

     Our domestic property development business has added the management of real estate investment trusts (REITs) to our current core activities of condominium and commercial property development in the metropolitan area. MBK Real Estate Ltd., in the United States, handles the sale of unit houses in the southern California market, as well as commercial property on the west coast of the United States.

     In the catering service business, a combination of cost and quality advantage of both food and servicing management is the key factor for competition. Several Japanese catering companies and a couple of foreign-affiliated companies are our competitors in this area. Competition in the uniform rental business is rather limited regionally, including some linen suppliers and dust control companies. Our operation in medical equipment rental business and nursing care business remains local, and competition is limited from region to region thus far. Some general trading companies are trying to participate in this area. In the real estate development business area, competition is fierce. We usually form a consortium by partnering with major construction companies and/or a developer to participate in certain transactions, but members of a consortium vary depending on the business opportunity.

Domestic Branches and Offices Segment

     In Japan we have domestic branches and offices in 27 cities to promote our business with customers located in each area. This segment is comprised of:

•	branches and offices located in areas such as Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Hiroshima;

•	26 subsidiaries including Sadoshima Metal Co., Ltd., located in Osaka whose business line is sales of non-ferrous metal products, and Chita Futo Kaisha Ltd., located in Chita, Aichi Prefecture, whose business line is warehousing and wharf-related business; and

•	21 associated companies including Konan Utility Co., Ltd., located in Kobe, Hyogo Prefecture, whose business line is production of steam for power generation and processing of wastewater, and Kanebo Malaysia Spinning Mills Sdn. Bhd., located in Malaysia, whose business line is spinning and dyeing of synthetic fiber and sales of processed yarn.

     Two major offices in Japan which are located in Osaka and Nagoya are primarily engaged in the products and/or services similar to that of our Head Office’s.

Americas Segment

     Americas Segment trades in various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”) manages the business of the segment as the center of the regional strategy.

     This segment consists of 10 trading subsidiaries including Mitsui U.S.A., Mitsui & Co. (Canada) Ltd., Mitsui Barsileira Importacao e Exportacao S.A., Mitsui Chile Ltda., and other 32 subsidiaries owned by these trading subsidiaries including Portac Inc., Channel Terminal Corp., Westport Petroleum Inc., Mitsui Tubular Products, Inc., Bioproducts Inc. and Mitsui Comtek Corp. and 5 associated companies including TAMCO.

     The main subsidiaries within our Americas segment and their respective principal lines of business are as follows:

•	Westport Petroleum Inc. is engaged in international trading of petroleum products and crude oil;

•	Mitsui Steel Development Co., Inc. is engaged in investments in steel manufacturing and fabrication projects and sales of steel products in the United States and Canada;

•	Bioproducts Inc. is engaged in manufacture and sales of animal feed additives;

•	Mitsui Comtek Corp. is engaged in IT-related business;

•	Mitsui Foods Inc. is engaged in sales of canned food; and

•	Portac Inc. is engaged in operation of lumber business.

     Mitsui U.S.A. is our largest overseas subsidiary, and carries out many diversified business activities together with our affiliated companies in collaboration with the operating segments of the Head Office. Mitsui U.S.A. has been leading our entry in the U.S. market, and we believe that Mitsui U.S.A. is one of major exporters of American products.

     Mitsui U.S.A. has its corporate head office in New York City. Other offices are located in Chicago, Cleveland, Detroit, Houston, Los Angeles, Nashville, Portland, San Francisco, Seattle and Washington, D.C. Mitsui U.S.A.’s 10 operating divisions are: Steel and Coal, Metals, First Machinery, Second Machinery, Electronic and Information Business, Chemicals, Energy, Foods, General Merchandise-Property Development-Textile and Transportation Logistics.

     Mitsui U.S.A. engages in business transactions involving a full range of chemical products, such as petrochemicals, specialty chemicals and crop nutrients and protection chemicals. For example, we export various synthetic fiber intermediates produced by U.S. manufacturers, including Union Carbide Corporation, to Japan and other countries in Asia.

     Mitsui U.S.A.’s Steel department supplies the semi-processed steel used to make specialty products for construction, automobiles, appliances, packaging, cutlery, oil and storage terminals, among others. The core of its domestic business is procuring high-tech products from U.S. suppliers such as Ispat Inland Inc. and Wheeling-Nisshin, Inc. for automotive, appliance, heating and air conditioning manufacturers. Mitsui U.S.A. exports raw materials for base metals such as copper, lead and zinc to Japan. It also handles transactions in refined copper, aluminum, tin, nickel, lead and zinc ingots, and precious metals. It is also involved in complicated trading transactions using various markets and entering into multiple transactions between buyers and sellers in the Pacific Rim, the Americas and Europe, based on the London Metal Exchange, and NYMEX prices.

     The Aerospace, Marine & Motor Vehicle department of Mitsui U.S.A. handles the sales and leasing of commercial aircraft, exports defense and aerospace products to Japan and undertakes shipping and offshore oil and gas projects. Mitsui U.S.A.’s Electrical Machinery department focuses most of its activities on exports from U.S.A. to the Japanese market, imports from Japan and other countries, offshore trades and electric power wholesale business. We, together with General Electric Company, have received orders from Tokyo Electric Power Company Inc. for the supply of major equipment and services with respect to its Advanced Combined Cycle power projects at thermal power stations in Yokohama and Chiba.

Europe Segment

     Europe Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries in Europe and Africa. Mitsui & Co. Europe PLC (“Mitsui Europe”) is authorized to manage the business of this segment as the center of its regional strategy. Also, this segment is responsible for carrying out diversified business activities together with its affiliated companies in collaboration with the operating segments of the Head Office.

     This segment consists of 17 trading subsidiaries including Mitsui Europe, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH, 10 subsidiaries including Cohen & Wilks International Ltd. and Plalloy MTD B.V. and 8 associated companies including Companhia Industrial De Resinas Sinteticas.

     Mitsui Europe, our wholly owned subsidiary with its head office in London, manages the overall business activities in Western Europe, Africa, Central and Eastern Europe through its 14 operating subsidiaries, 10 branch offices and 13 liaison offices. Mitsui Europe collaborates with our subsidiaries and associated companies of other operating segments to leverage our comprehensive business engineering capabilities to meet ever changing needs of our global customers.

     We engage in various trading, manufacturing, and logistics-related activities in addition to making strategic investments. For example,

•	August 2002: Mitsui Europe invested in RETAINA GROUP Limited, which is engaged in database-controlled automobile security and identification systems. This strengthens our vehicle security and parts-marking business.

•	November 2002: Mitsui Europe invested in Oxford Biosensors Limited which increased our exposure to the industrial, governmental, and academic biotechnology and nanotechnology sectors, including the Universities of Oxford and Cambridge. Oxford Biosensors Limited makes high-speed, hand-held medical diagnostic tools that accurately measure various blood-based parameters using finger prick blood samples.

•	March 2003: Mitsui & Co. Southern Africa (Proprietary) Ltd., which is under the supervision of Mitsui Europe, invested in National Auto Glass (Proprietary) Limited, a South African automobile glassmaker, broadening business capabilities to include everything from raw materials supply to end-product sales.

Other Overseas Areas Segment

     This segment includes all of our region-based subsidiaries, liaison offices and affiliated companies excluding those in our Domestic Branches and Offices, Americas and Europe Segments. The subsidiaries, liaison offices and affiliated companies in this segment are located primarily in China, the member countries of Association of Southeast Asian Nations (ASEAN), Oceania, the Middle East and Southwest Asia. Our Overseas Areas Segment is engaged in business activities that are essentially similar to that of Mitsui. We conduct business activities in all industry sectors based on our specialized knowledge particular to that region.

     China

     China has been a focus of recent global attention as an attractive market, with 8% growth in GDP in 2002, accession to the WTO, and a growing reputation as an efficient and cost effective manufacturer of goods. Based on our assessment that there is a tremendous potential in Greater China which includes mainland China, Hong Kong and Taiwan, we have considerably increased our presence in the market there. We have been increasing our operations in, and shifting management resources to, greater China in order to expand and strengthen our business operations involving products such as automobiles, consumer products, information technology, electronics, energy, and metals, while reinforcing our transportation and logistics services.

     Our presence in China comprises of eight local subsidiaries, including trading subsidiaries such as Mitsui & Co., (China) Ltd. in Beijing and Mitsui & Co. (Hong Kong) Ltd., as well as subsidiaries in Shanghai and other strategic areas. In addition, we have established representative offices in 16 other cities in China. The number of our Japanese personnel stationed in our operations in China (including those employed by our associated companies) is 147. Including locally hired employees in our subsidiaries, associated companies and representative offices, our presence in China is substantial.

     In April 2003, we realigned our operations in China with the aim of creating a streamlined system to manage our business in China, including Hong Kong. The realignment included establishing three operating units in Beijing, Shanghai and Hong Kong, each reporting to our single General Representative in China. By centralizing decision-making authority for our Chinese operations, we expect the new structure to be better equipped to respond to and effectively address new business opportunities. The following are some examples of our activities:

•	We supply steel products such as steel sheets for use in automobiles, particularly those produced in Shanghai by U.S. automobile makers. We have formed an alliance with Shanghai Baosteel Group that enables us to maintain 7 steel service centers throughout China, and are in the process of creating an expanded system for distribution of our steel products.

•	In October 2002, we entered into a long-term collaboration agreement with New Hope Group, a privately-owned Chinese company, through which we are planning a number of projects, including housing, planting of trees in urban areas and businesses related to the food industry.

•	In March 2003, we entered into a comprehensive strategic alliance with China Postal Logistics Co., Ltd. Through this alliance, we are now in a position to utilize the facilities and distribution networks of China’s postal service, the China State Post Bureau.

•	We are currently involved in a project to export liquid natural gas (“LNG”) from Western Australia to provide gas and electricity in the Hong Kong and Canton Province area.

     Moreover, we believe that the relationships between China and member countries of ASEAN will be further strengthened through the ASEAN Free Trade Area (AFTA) framework. In view of this trend, we are moving forward with strategies to build closer links between China and other regions, ASEAN in particular, where we can take advantage of our business strength. For example, through our experience working with Hino Motors Ltd., in retail, marketing, manufacturing and other automobile related activities, we have developed relationships with the automobile industry in Thailand.

     ASEAN Region

     In the ASEAN region, overseas offices, trading subsidiaries and associated companies jointly collaborate with the Head Office and engage in various business activities involving, amongst other things, chemical and metal products and industrial type projects. For example, in Indonesia, several industrial projects that had been interrupted by the 1997-1998 financial crises have resumed. In fiscal 2003, we won an approximately ¥32 billion contract for the engineering, procurement and construction of a fertilizer plant with P.T. Pupuk Kujang, an Indonesian fertilizer company in conjunction with the export credit facilities provided by the Japan Bank for International Cooperation.

     Oceania

     In Australia, Mitsui & Co. (Australia) Ltd. is active in the development of minerals such as iron ore and coal, energy and agricultural exports in collaboration with corresponding operating segments mainly in the Head Office.

     Our strategy in Australia is based on forging alliances and joint ventures with local partners. The following are some examples of our recent projects in Australia:

•	In April 2002, we entered into an alliance with Anglo Coal Australia Pty Ltd. whereby we acquired 49% equity in that company’s undeveloped deposit of coal at Theodore, Dawson and Taroom, as well as 30% equity in their operating mine at German Creek. In return, Anglo Coal acquired 51% equity in our Moura mine and agreed to manage the operations there.

•	In July 2002, the Robe River Project, a joint venture with Rio Tinto Limited, Nippon Steel Corporation and Sumitomo Metal Industries Limited began shipments from a new iron ore mine in Western Australia, West Angelas, to Japanese steel mills and other foreign customers.

•	We have entered into a joint venture project with Tarong Energy Corporation Ltd. and Tokyo Electric Power Company Inc. to own and operate the 450 megawatt Tarong North Coal Fired Power Plant.

     The Middle East

     The Middle East is the source of approximately 45% of Japan’s energy supply, as such, we have been actively developing our business there. We helped secure supplies of LNG to Japan from Qatar, Abu Dahbi and Oman, and took part in a U.S.$200 million joint contract with Tokyo Engineering Corporation for an ethylene glycol manufacturing plant in Saudi Arabia and an order to supply steel pipes for a gas pipeline in Abu Dahbi.

     Southwest Asia

     Our operations in India were traditionally handled by branch offices in New Delhi, Calcutta, Madras and Bombay and were concentrated primarily in exporting commodities, such as iron ore, finished iron and steel products, textiles, and marine products, to Japan and other areas of the world. However, with the increasing deregulation of the Indian economy, in March 2003 we established Mitsui & Co., India Pvt. Ltd., which we believe will allow us to create a more expansive business model. Through Mitsui & Co., India Pvt. Ltd, we expect not only to engage in import and export-related transactions but also to pursue investment opportunities in domestic distribution channels.

     Our current business activities in India are concentrated in iron and steel, as well as machinery. In exports of iron and steel, we have expanded from the Middle East, our traditional market for Indian commodities, to the United States and China. We believe that China, in particular, will continue to have a record demand for iron and steel products, and we have made substantial progress there in exporting iron ore. In the machinery business, we are currently in the process of building a facility for receiving and supplying liquid natural gas for Petronet LNG Ltd., an energy company based in India.

     Principal Markets

     We are involved in the worldwide trading of various commodities. The following table provides a breakdown of our revenue by commodity type for the years ended March 31, 2003, 2002 and 2001.

	Year Ended March 31,

	2003	2002	2001

Revenue—Gross Trading Profit(1)		(In Millions of Yen)
Distribution by Commodity:
Iron and Steel	¥79,742	¥75,567	¥68,543
Non-Ferrous Metals	20,884	22,631	28,622
Machinery	96,993	87,178	87,487
Electronics & Information	48,261	53,986	48,884
Chemicals	100,654	93,979	95,623
Energy	61,047	53,281	66,072
Foods	63,216	65,520	60,838
Textiles	24,117	22,887	24,366
General Merchandise	24,463	25,306	32,482
Property and Service Business	50,425	46,214	48,381

Consolidated Total	¥569,802	¥546,549	¥561,298

(1)	Effective April 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 144, and revenue—gross trading profit from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2002 and 2001 have been reclassified to conform to the current year presentation.

     The following table sets forth our total trading transactions in each of our major markets for the years ended March 31, 2003, 2002 and 2001.(a),(b), (c) and (d)

	Year Ended March 31,

	2003	2002	2001

	(In Millions of Yen)

Japan	¥7,507,491	¥7,394,468	¥7,726,465
United States	1,151,549	969,187	1,152,707
United Kingdom	422,673	480,874	758,653
All Other	4,154,970	3,790,157	3,390,628

Consolidated Total	¥13,236,683	¥12,634,686	¥13,028,453

(a)	With respect to “total trading transactions,” see “Item 5.A. Operating Results—Operating Results by Operating Segment—Total Trading Transactions.”

(b)	Total trading transactions are attributed to countries based on the location of customers.

(c)	We provide total trading transactions instead of revenue—gross trading profit, as certain costs are not attributed to countries based on the location of customers.

(d)	Effective April 1, 2002, we adopted SFAS No. 144, and total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2002 and 2001 have been reclassified to conform to the current year presentation.

C. Organizational Structure.

     We are a global general trading company and we conduct our business with our subsidiaries and associated companies. As of March 31, 2003, we had 428 consolidated subsidiaries and 318 associated companies that are accounted for by the equity method.

     The table below sets forth our significant subsidiaries, including for each subsidiary the name, country of incorporation or residence, the proportion of ownership interest (directly or indirectly) and, if different, proportion of Mitsui’s voting power held as of March 31, 2003.

(*) If different from ownership interest

Operating				Ownership
Segment	Company	Country	Principal Business	Interest	Voting Power (*)
				(%)	(%)

Metal Products & Minerals	Kanto Stainless Steel Center Co., Ltd.	Japan	Processing and sale of stainless steel	85.000
	Tsuda Corporation	Japan	Sales of steel materials and secondary processed iron and steel products	60.000
	Mitsui Bussan Raw Materials Development Corp.	Japan	Production, distribution, and sales of ferrous and non-ferrous scrap; marketing of ferroalloys	100.000
	Mitsui Bussan Coil Center Co., Ltd.	Japan	Sales of steel materials and secondary processed iron and steel products	64.079
	Mitsui Bussan Construction Materials Co., Ltd.	Japan	Sales of construction materials and semi-assembled steel products; subcontracting, design, and installation	100.000
	Mitsui Bussan Metals Sales Co., Ltd.	Japan	Metal and products marketing	100.000
	Mitsui Bussan Futures Ltd.	Japan	Future commodities brokering	100.000
	Mitalco Inc.	United States	Manufacture and marketing of aluminum metal in the United States	100.000
	Mitsui Coal Holdings Pty. Ltd.	Australia	Mining and sales of coal	100.000
	Mitsui Iron Ore Development Pty. Ltd.	Australia	Mining and sales of iron ore	100.000
	Mitsui Itochu Iron Pty. Ltd.	Australia	Mining and sales of iron ore	70.000
	Sesa Goa Limited	India	Mining and sales of iron ore	51.000

Machinery, Electronics & Information	ADAM NET LTD.	Japan	Sales of communications equipment and systems	92.346	92.300
	Kids Station Inc.	Japan	Broadcast channel specializing in children’s entertainment carried via communications satellite and cable television	66.989
	Xion Holdings, Inc.	Japan	Holding company of Bussan Microelectronics Corp. and TEKSEL Co., Ltd.	79.000
	TOYO Officemation, Inc.	Japan	Design, operation, and maintenance of information systems	58.542	58.458
	Orient Marine Co., Ltd.	Japan	Intermediary for ship management, ship operations, and used ships	100.000
	Toyo Valve Co., Ltd.	Japan	Manufacture and sales of valves and system equipment	88.857
	Paiton Power Investment Co., Ltd.	Japan	Investment vehicle which holds our investment in P.T. Paiton Energy	100.000
	BSI Co., Ltd.	Japan	Systems integration and packaged software business	100.000

Operating				Ownership
Segment	Company	Country	Principal Business	Interest	Voting Power (*)
				(%)	(%)

	Mitsui Bussan Aerospace Co., Ltd.	Japan	Sales of helicopters as well as related component mounting equipment and ground support equipment	100.000
	Mitsui Bussan Automotive Inc.	Japan	Export, import, and sales of automobiles, auto parts, and equipment	100.000
	Mitsui & Associates Telepark Corporation	Japan	Subscription and sales promotion agency for users of mobile and fixed telecommunication lines	98.188
	Mitsui Bussan Plant & Project Corp.	Japan	Sales of chemical plants and heavy machinery equipment	100.000
	Lepta Shipping Co., Ltd.	Liberia	Shipowner	100.000
	The MBK Rail Capital Companies, Inc.	Unites States	Investments in rail equipment and development of railway-related business	100.000
	Tombo Aviation Inc.	United States	Purchase, sales, and leasing of aircraft	100.000

Chemical	Carbon Nanotech Research Institute Inc.	Japan	Research and development related to nanotechnology	100.000
	Daito Chemical Co., Ltd.	Japan	Production and sales of photographic and industrial chemicals	70.000
	Japan-Arabia Methanol Co., Ltd.	Japan	Investments in methanol production facilities in Saudi Arabia	55.000
	Mitsui Bussan Solvent & Coating Co., Ltd.	Japan	Domestic and overseas trade in solvents, coating materials, inks and adhesives, as well as the provision of coating work	100.000
	Fertilizantes Mitsui S.A. Industria e Comercio	Brazil	Manufacture and sales of fertilizers	99.995
	P. T. Kaltim Pasifik Amoniak	Indonesia	Production and sales of anhydrous ammonia	55.000
	Novus International, Inc.	United States	Manufacture of methionine-Alimet®, other supplements, feed ingredients and preservatives	65.000
	Victory Chlor-Alkali and EDC Company, Inc.	United States	Investments in polyvinyl chloride manufacturing businesses	100.000

Energy	Kokusai Oil & Chemical Co., Ltd.	Japan	Sales of petroleum products in Japan	100.000
	Mitsui Sakhalin Development Co., Ltd.	Japan	Investment vehicle which holds our investment in Mitsui Sakhalin Holdings B.V.	100.000
	Mitsui Oil & Gas Co., Ltd.	Japan	Import and sales of petroleum products and LPG in Japan	89.930
	Wandoo Oil Development Co., Ltd.	Japan	Investment vehicle which holds our investment in Wandoo Petroleum Pty., Ltd.	65.367	55.000
	Arcadia Petroleum Ltd.	United Kingdom	International trading of crude oil and petroleum products	100.000
	Endeavour Resources Limited	United Kingdom	Coordinating functions for investments in Japan Australia LNG (MIMI) Pty., Ltd.	100.000
	Mitsui E&P Middle East B.V.	Netherlands	Holding development rights for petroleum and natural gas	73.823	60.000
	Mitsui Gas Development Qatar B.V.	Netherlands	Development and production of natural gas and condensate	100.000
	Mitsui Sakhalin Holdings B.V.	Netherlands	Holding company of Sakhalin Energy Investment Co., Ltd.	100.000
	Wandoo Petroleum Pty., Ltd.	Australia	Exploration, development and sales of oil and natural gas resources	67.099	100.000

Consumer Products & Services	Sanyu Koami Co., Ltd. Daiichi Broilers Co., Ltd.	Japan Japan	Food wholesale Production, processing, and sales of broiler chicken	97.374 72.333
	Nisshi Co., Ltd.	Japan	Manufacture and sale of starch sweeteners	100.000
	HANAE MORI ASSOCIATES CO., LTD.	Japan	Licensing operations for the HANAE MORI Brand	100.000

Operating				Ownership
Segment	Company	Country	Principal Business	Interest	Voting Power (*)
				(%)	(%)

	Bussan Real Estate Development Co., Ltd.	Japan	Sales, leasing, management and construction of buildings	100.000
	Mitsui Bussan Inter-Fashion Ltd.	Japan	Processing orders for textile products handled by Mitsui	100.000
	Mitsui Bussan House-Techno, Inc.	Japan	Contract for home building and wood construction	100.000
	Mitsui Bussan Rossignol Corporation	Japan	Sales of Rossignol brand skis, snowboards and other sporting goods	100.000
	ALTA MODA INTERNATIONAL LTD.	Hong Kong, China	Sales of fabric and secondary textile products	100.000
	Mitsui Alimentos Ltda.	Brazil	Roasting and domestic sales of coffee beans, export of raw coffee beans and prepared products, and import and sales of food	99.971
	Wilsey Foods Inc.	United States	Investment vehicle which holds our investment in Ventura LLC	90.000

Domestic Branches and Offices	Anzen Sakudo Co., Ltd.	Japan	Manufacture and sale of elevated transport systems and related equipment	45.052
	Konanfuto Co., Ltd.	Japan	Warehousing and wharf-related business	47.424	46.000
	Cosmo Textile Co., Ltd.	Japan	Wholesaling of textile products	80.000
	Sadoshima Metal Co., Ltd.	Japan	Sale of non-ferrous metal products	51.122	51.005
	Chita Futo Kaisha Ltd.	Japan	Warehousing and wharf-related business	83.333
	NITTA SHOJI	Japan	Sale of steel products	100.000
	FUJISAKU	Japan	Processing and sales of steel, etc.	97.960
	P.T. Tiga Manunggal Synthetic Industries	Indonesia	Manufacture and sales of synthetic fiber textile products	53.333

Americas	Mitsui Argentina S.A.	Argentina	Trade	100.000
	Mitsui & Co. (Canada) Ltd.	Canada	Trade	100.000
	Mitsui Chile Ltda.	Chile	Trade	100.000
	Mitsui Brasileira Importacao e Exportacao S.A.	Brazil	Trade	100.000
	Mitsui & Co. (U.S.A.), Inc.	United States	Trade	100.000
	Bioproducts Inc.	United States	Manufacture and sales of feed additives	100.000
	Channel Terminal Corp.	United States	Operation of tanks	100.000
	Mitsui Comtek Corp.	United States	IT-related businesses	100.000
	Mitsui Plastics, Inc.	United States	Sales of plastic resins and products	100.000
	Mitsui Steel Development Co., Inc.	United States	Promoting and investing in projects and the sales of steel products in the United States and Canada	100.000
	Mitsui Tubular Products, Inc.	United States	Sale of steel pipes	100.000
	Portac Inc.	United States	Operation of lumber business	100.000
	Westport Petroleum Inc.	United States	International trading of petroleum products and crude oil	100.000

Europe	Mitsui & Co. Italia S.p.A	Italy	Trade	100.000
	Mitsui & Co. UK PLC	United Kingdom	Trade	100.000
	Mitsui & Co. Europe PLC	United Kingdom	Management of business in Europe and Africa	100.000
	Mitsui & Co. International (Europe) B.V.	Netherlands	Trade, investment, and financial services	100.000
	Mitsui & Co. Deutschland GmbH	Germany	Trade	100.000
	Mitsui & Co. France S.A.	France	Trade	100.000
	Mitsui & Co. Benelux S.A./N.V.	Belgium	Trade	100.000
	Cohen & Wilks International Ltd.	United Kingdom	Import and sales of textile secondary products	94.000

Operating				Ownership
Segment	Company	Country	Principal Business	Interest	Voting Power (*)
				(%)	(%)

	Plalloy MTD B.V.	Netherlands	Production and sales of plastic compounds	60.000
	Yamaha Motor (UK) Ltd.	United Kingdom	Import and sales of Yamaha motorcycles and parts	75.000

Other Overseas Areas	P.T. Mitsui Indonesia Mitsui & Co. (Australia) Ltd. Mitsui & Co., (Thailand) Ltd. Mitsui & Co. (Taiwan) Ltd. Mitsui & Co. (Hong Kong) Ltd.	Indonesia Australia Thailand Taiwan Hong Kong, China	Trade Trade Trade Trade Trade	100.000 100.000 100.000 100.000 100.000
	Mitsiam International Ltd.	Thailand	Trade	52.909	52.128

Corporate Headquarters	Kinoshita & Co., Ltd.	Japan	Real estate management services	100.000
	SuperNet Solutions Corporation	Japan	Provide online credit management, credit insurance, payment and settlement, and financing services	68.856	67.000
	Nitto Logistics Co., Ltd.	Japan	Warehousing and transportation	100.000
	BUSSAN ASSET MANAGEMENT CO., LTD.	Japan	Investment advisory services	100.000
	Bussan Credit Co., Ltd.	Japan	Financial services	100.000
	Mitsui Knowledge Industry Co., Ltd.	Japan	Planning, development, maintenance, and operation of computer systems	67.602	67.372
	Mitsui & Co., Asia Investment Ltd.	Singapore	Investments and financial services	100.000
	Mitsui Global Strategic Studies Institute	Japan	Research and consultation on global economies and industry, technology management, and new business incubation	100.000

D. Property, Plants and Equipment.

     The following table sets forth a list of our principal property, plants and equipment as of March 31, 2003.

(Sft: Square feet, MT: Metric Ton, Bbl: Barrel)

Description (Holder or lessee other than Mitsui)/Location	Size or Quantity		Use of property

In Japan:

Mitsuibussan Building / Tokyo	1,163,685	Sft	Office use (Corporate Headquarters)
Osaka Mitsuibussan Building / Osaka	336,492	Sft	Office use
Nagoya Mitsuibussan Building / Nagoya	152,068	Sft	Office use
Hibiya Central Building / Tokyo	509,845	Sft	Office building for lease
Bussan Building Annex / Tokyo	210,707	Sft	Office building for lease
Wakamatsu Building / Tokyo	148,210	Sft	Office building for lease
Shinsuna Bayside Building / Tokyo	129,943	Sft	Office building for lease
Meguro Techno Building / Tokyo	119,222	Sft	Office building for lease
Asakusa Building / Tokyo	216,367	Sft	Office building for lease
Sun East Tatsumi Building / Tokyo	150,609	Sft	Office building for lease
Tojin Building / Tokyo	127,769	Sft	Office use
Company Housing & Dormitory / Chiba	130,011	Sft	Employees' residential facility
Human Resource Development Center/ Shizuoka	83,874	Sft	Training facility

Description (Holder or lessee other than Mitsui)/Location	Size or Quantity		Use of property

Factory and Land (Toyo Valve Co., Ltd.)/Nagano	31,457	Sft	Valve producing factory
Land and equipment (Mitsui Oil & Gas Co., Ltd.)/Hokkaido	1,911,751	Sft	Liquefied petroleum gas import terminal
Land and building (Sanyu Koami Co., Ltd.)/Saitama	550,654	Sft	Distribution center
Aircraft (Tombo Capital Corporation)/Japan	3		Leasing asset

Overseas:

Office Building/U.K.	103,571	Sft	Office use
Office Building (Mitsui & Co. (U.S.A.), Inc.)/U.S.A.	183,386	Sft	Office space leased from others
Land and plants (Mitalco Inc.)/U.S.A.	465,108	Sft	Aluminium smelting factory
Land and plants (Novus International, Inc.)/U.S.A.	636,843	Sft	Methionine production facility
Land and plants (P.T. Kaltim Pasific Amoniak)/Indonesia	579,397	Sft	Ammonia manufacturing plant
Equipment (Wandoo Petroleum Pty., Ltd.)/Australia	82,516	Sft	Offshore oil producing platform
Shopping centers (MBK Newport Inc.)/U.S.A.	708,876	Sft	Leasing asset
Equipment (Mitsui Coal Holdings Pty. Ltd.)/Australia(1)	5,649,000	Mt(2)	Mining equipment for coal
Equipment (Mitsui Iron Ore Development Pty Ltd.)/Australia(1)	1,089,000	Mt(2)	Mining equipment for iron ore
Equipment (Mitsui-Itochu Iron Pty. Ltd.)/Australia(1)	2,990,000	Mt(2)	Mining equipment for iron ore
Equipment (Mitsui E&P Middle East B.V.)/Oman	6,000,000	Bbl(2)	Oil producing equipment
Aircraft (Tombo Aviation Netherlands B.V.)/Netherlands	6		Leasing asset
Aircraft (Tombo Aviation Inc.)/U.S.A.	6		Leasing asset
Oil tanker (CM Maritaime Pacifice Corporation)/Liberia	1		Leasing asset
Ocean vessels (Clio Marine Inc.)/Liberia	1		Leasing asset
Ocean vessels (Lepta Shipping Co., Ltd.)/Liberia	3		Leasing asset
Ocean vessels (LPG Transport Service Ltd.)/Bermuda	2		Leasing asset

(1)	Information on our mining activities related to Mitsui Coal Holdings Pty. Ltd., Mitsui Iron Ore Development Pty. Ltd., and Mitsui-Itochu Iron Pty. Ltd. that are located in Australia is shown in “Iron and Steel Raw Materials Unit” of “B. Business Overview” in this Item.

(2)	The figure represents annual production capacity.

     A portion of the land, buildings and equipment owned by us is subject to mortgages or other liens. As of March 31, 2003, the aggregate amount of such mortgages or other liens was ¥25,657 million. We know of no material defect in our title to neither of any of the properties nor of any material adverse claim with respect to them, either pending or contemplated.

     We consider our office and other facilities to be well maintained and believe that our plant capacity is adequate for our current requirements. We do not have material plans to construct, expand or improve facilities. However, production equipment for natural resources are likely to increase, as we promote developing projects for iron and steel raw materials and energy.

     We do not believe there are any material environmental issues that would affect the utilization of our assets.

Oil and Gas Producing Activities

     The following table shows crude oil, condensate, natural gas liquids and natural gas production from our own reserves for the three fiscal years indicated:

Production Information

	Crude Oil Condensate and Natural Gas Liquids				Natural Gas

	(Millions of Barrels)				(Millions of Barrels)
	Middle East	Australia	Others	Worldwide	Middle East	Australia	Others	Worldwide

Fiscal 2003	2	7	0	9	—	41	24	65
Fiscal 2002	0	9	5	14	—	40	23	63
Fiscal 2001	0	9	4	13	—	40	24	64

     The following tables show proved reserve and proved developed reserve of crude oil, condensate, natural gas liquids and natural gas as of the ending date of three fiscal years indicated:

Proved Reserve Information:

     Proved Reserve

	Crude Oil Condensate and Natural Gas Liquids				Natural Gas

	(Millions of Barrels)				(Millions of Barrels)
	Middle East	Australia	Others	Worldwide	Middle East	Australia	Others	Worldwide

At March 31, 2003	28	52	47	127	—	1,200	192	1,392
At March 31, 2002	9	50	59	118	—	1,155	219	1,374
At March 31, 2001	9	59	98	166	—	1,195	242	1,437

     Proved Developed Reserve

	Crude Oil Condensate and Natural Gas Liquids				Natural Gas

	(Millions of Barrels)				(Millions of Barrels)
	Middle East	Australia	Others	Worldwide	Middle East	Australia	Others	Worldwide

At March 31, 2003	28	26	18	72	—	364	58	422
At March 31, 2002	9	28	18	55	—	370	66	436
At March 31, 2001	9	33	49	91	—	380	73	453

     Information on our oil and gas producing activities is shown in the “Supplemental Information on Oil and Gas Producing Activities” to the consolidated financial statements included elsewhere in this annual report.

Item 5. Operating and Financial Review and Prospects.

A. Operating Results.

     You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” under Item 3.A. and our consolidated financial statements, that appear elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors including but not limited to those set forth under “Item 3.D. Risk Factors” and elsewhere in this annual report. Operations of a subsidiary that either has been disposed of or is classified as held for sale have been accounted for as discontinued operations under accounting principles generally accepted in the United States of America (“U.S. GAAP”). This means that income statement and cash flow information are reclassified for all years presented to separate the discontinued operations from our continuing operations. This presentation is required by U.S. GAAP and facilitates historical and future trend analysis of our continuing operations.

Results of Operations

Summary of Operations for the Year Ended March 31, 2003 (“fiscal 2003”)

     In the business environment during fiscal 2003, although the global economy seems to have bottomed out from the worst conditions after the events of September 11, 2001, the recovery was not strong enough, except for some areas in Asia. Deflation, weakening stock markets, and the situation in Iraq prevented the global economy from quick recovery.

     Amid this operating environment, our net income for fiscal 2003 was ¥31.1 billion, which was a ¥24.2 billion decrease from the year ended March 31, 2002 (“fiscal 2002”). Revenue—gross trading profit increased ¥23.3 billion. On the other hand, the sum of selling, general and administrative expenses and provision for doubtful receivables increased by ¥4.9 billion from fiscal 2002. However, the following factors lowered our net income: (1) the loss on impairment of aircraft due to the continued decline of aircraft market after September 11, 2001, (2) continued asset deflation in Japan, particularly declines in the values of real estate and listed equity securities in Japan, and (3) losses associated with discontinued operations.

     The main factors affecting our business volume during fiscal 2003 included improved performances reported by the Energy Segment, due to active trading in crude oil and petroleum products by overseas subsidiaries, and the Metal Products & Minerals Segment, where we experienced increasing numbers of transactions involving iron ore, coal and metal products. On the other hand, such improved performances were offset by lack of business confidence and weak domestic demand in a broad range of business areas and the divestiture of construction materials sales operations which led to a lower number of transactions in the Domestic Branches and Offices Segment, and a lower number of transactions in the Machinery, Electronics & Information Segment which was partially due to a decrease in plant exports.

     Compared to fiscal 2002, our revenue—gross trading profit rose ¥23.3 billion, to ¥569.8 billion. Selling, general and administrative expenses increased by ¥11.8 billion, to ¥457.8 billion compared to fiscal 2002, primarily due to early retirement severance benefit payouts. The provision for doubtful receivables decreased by ¥6.9 billion, to ¥14.3 billion. Interest expense, net of interest income, showed improvement compared to fiscal 2002 because of repeated interest rate cuts in the United States and in Europe. Equity in earnings of associated companies—net (after income tax effect) decreased ¥10.4 billion from fiscal 2002, to ¥13.4 billion. This was due to the write-down of domestic investments to reflect the other than temporary decline in stock prices and facilities owned by overseas associated companies. As a result of these developments, and after the deduction of a net loss of ¥2.5 billion from discontinued operations, net income was ¥31.1 billion.

     The change in the value of the yen against other currencies decreased our revenue—gross trading profit by approximately ¥1.5 billion. The average exchange rate for U.S. dollar to the Japanese yen for fiscal 2003 was ¥121.20=U.S.$1, compared with ¥122.21=U.S.$1 for fiscal 2002.

Discussion and Analysis of Operating Results

	Millions of Yen

	2003	2002	2001

Revenue — Gross Trading Profit	¥569,802	¥546,549	¥561,298
Expenses and other:
Selling, general and administrative	457,803	446,013	462,435
Provision for doubtful receivables	14,293	21,191	43,669
Interest expense, net of interest income	2,868	12,876	21,382
Dividend income	(16,267)	(18,192)	(15,896)
Gain on sales of securities — net	(11,026)	(31,308)	(65,592)
Gain on securities contributed to an employee retirement benefit trust	(15,831)	(29,242)	(42,975)
Loss on the write-down of securities	37,921	43,605	31,742
Loss on disposal or sale of property and equipment — net	1,765	2,577	2,610
Impairment loss of long-lived assets	24,558	24,732	34,519
Other expense — net	11,309	10,724	7,046

Total	507,393	482,976	478,940

(Continued)	Millions of Yen

	2003	2002	2001

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	62,409	63,573	82,358
Income Taxes	37,835	31,535	33,039

Income from Continuing Operations before Minority Interests and Equity in Earnings	24,574	32,038	49,319
Minority Interests in (Earnings) Losses of Subsidiaries	(4,365)	3,070	(2,037)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect)	13,405	23,783	6,662

Income from Continuing Operations	33,614	58,891	53,944

Loss from Discontinued Operations — Net (After Income Tax Effect)	(2,476)	(3,520)	(2,356)

Net Income	¥31,138	¥55,371	¥51,588

     Changes of Subsidiaries’ Fiscal Year-Ends to March 31 in Fiscal 2002

     During the year ended March 31, 2002, 231 subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, to increase the timeliness of our consolidated financial position and results of operations. The earnings or losses of the subsidiaries for the stub period (i.e., fiscal periods that exceeded 12 months, such as the 3-month period from January 1, to March 31, 2002, for the subsidiaries that changed their year-ends from December 31 to March 31) were directly credited or charged to unappropriated retained earnings in order to maintain the comparability of periodic earnings. The other comprehensive income (loss) and cash flows of the subsidiaries for the stub period are separately presented in the Statements of Consolidated Shareholders’ Equity and the Statements of Consolidated Cash Flows, respectively.

     The aggregate net earnings or losses of subsidiaries for the stub period amounted to a loss of ¥2.6 billion, which was directly charged to shareholders’ equity, for the purpose of maintaining comparability with our periodic earnings. Main subsidiaries that accounted for the loss in the stub period were Global Octanes Holding Inc. and Global Octanes Investment Inc., which experienced trouble in operations at certain plants; Mitalco Inc., which was forced to stop production due to an electricity price increase; and certain other subsidiaries that experienced losses due to the seasonality of their businesses, such as Sanyu Koami Co., Ltd.

     Other comprehensive income generated during the stub period by those subsidiaries that changed their fiscal year-end amounted to a profit of ¥1.6 billion. Other comprehensive income during the stub period was mainly generated from foreign currency translation adjustments and net unrealized gains on derivatives, mainly foreign exchange forward contracts, reflecting yen depreciation for the period.

     Revenue—Gross Trading Profit

     In fiscal 2003, we recorded revenue—gross trading profit of ¥569.8 billion, which was a ¥23.3 billion or a 4.3% increase from ¥546.5 billion in fiscal 2002. Market prices for petrochemical products, such as olefin, recovered, reflecting increasing demand in Asia, which caused an increase in revenue—gross trading profit for the Chemical Segment. As for the Machinery, Electronics & Information Segment, foreign subsidiaries in the automobile distribution and ocean vessel leasing and financing business recorded strong performances with increasing transactions, which offset a decline in revenue from transactions involving electric machineries and industrial plants. In the Energy Segment, a newly established subsidiary, Mitsui E & P Middle East B.V., acquired a new oil concession in the Middle East, which contributed to the increase in revenue—gross trading profit. The Energy Segment also reported strong performance in trading oil products. The Metal Products & Minerals Segment reported an increase in revenue—gross trading profit where Australian subsidiaries, Mitsui Iron Ore Development Pty., Ltd. and Mitsui Coal Holding Pty., Ltd., in the iron and steel raw materials industries recorded growth, due to the high level of production worldwide by steel mills, reflecting strong demand in China and other Asian countries. However, the Domestic Branches and Offices Segment recorded a decline in revenue—gross trading profit because of the continuously sluggish Japanese economy and a spin-off of domestic building material business to Sumisho & Mitsuibussan Kenzai Co., Ltd. The Consumer Products & Services Segment also experienced a decline in revenue—gross trading profit, primarily due to the decline in the profitability of the food business conducted at Mitsui.

     During fiscal 2002, we recorded revenue—gross trading profit of ¥546.5 billion, representing a ¥14.7 billion or a 2.6% decline from ¥561.3 billion in the year ended March 31, 2001 (“fiscal 2001”). Increases in revenue—gross trading profit were reported for transactions involving commodities such as iron and steel, including exports of steel pipe; iron and steel raw materials; and for transactions involving information technology business, where domestic subsidiaries showed strong performances. However, revenue—gross trading profit involving other commodities and industries generally showed declines. For example, revenue—gross trading profit for transactions involving energy related commodities, such as crude oil, and chemical products declined compared to fiscal 2001. The decline in revenue—gross trading profit for transactions involving chemical products was due to the effect of weak market conditions for polyvinyl chloride and ammonia.

     Selling, General and Administrative Expenses

     Selling, general and administrative (“SG&A”) expenses in fiscal 2003 increased by 2.6%, or ¥11.8 billion, to ¥457.8 billion, compared with ¥446.0 billion in fiscal 2002. This was due primarily to a ¥7.1 billion increase of expense for the Early Retirement Support Plan, which was recorded in its entirety as personnel expenses, and additional costs in connection with newly consolidated subsidiaries.

     In fiscal 2002, SG&A expenses declined 3.6%, or ¥16.4 billion, due mainly to the decrease of personnel expenses of the Early Retirement Support Plan compared to fiscal 2001.

     The ratio of SG&A expenses to revenue—gross trading profit in fiscal 2003 was 80.3%, 1.3 percentage points lower than the 81.6% reported for fiscal 2002. The ratio of SG&A expenses to revenue—gross trading profit in fiscal 2002, in turn, was 0.8 percentage point lower than the 82.4% in fiscal 2001.

     Provision for Doubtful Receivables

     The provision for doubtful receivables in fiscal 2003 decreased ¥6.9 billion, from ¥21.2 billion in fiscal 2002 to ¥14.3 billion. The provision in fiscal 2003 mainly related to the deterioration of the business environment in the airline industry in the United States and weak economic conditions in Argentine Republic and Republic of Honduras.

     The provision for doubtful receivables in fiscal 2002 declined ¥22.5 billion, from ¥43.7 billion in fiscal 2001 to ¥21.2 billion. The provision in fiscal 2002 was made principally in connection with machinery, general merchandise, foods, and certain other transactions but was substantially smaller than that in fiscal 2001, when the provision was made stemming from the negative outlook on the possibility of recovery and judgment from past experiences, reflecting the prolonged slowdown of the Japanese economy.

     Interest Expense, Net of Interest Income

     The average of the month-end U.S. dollar three-month LIBOR was 1.6% for fiscal 2003, which fell from 2.8% for fiscal 2002. The average of the month-end Japanese yen three-month LIBOR was 0.07% and 0.08% in fiscal 2003 and 2002, respectively. Under such circumstances, interest expenses of overseas subsidiaries decreased, and our interest expense, net of interest income, declined ¥10.0 billion, or 77.7%, from fiscal 2002, to ¥2.9 billion.

     In fiscal 2002, interest expense, net of interest income, amounted to ¥12.9 billion, representing a decline of ¥8.5 billion, or 39.8%, from fiscal 2001. This decline was mainly accounted for by decreases in Mitsui’s interest payments due to the decline in overseas interest rates.

     Dividend Income

     Our dividend income for fiscal 2003 was ¥16.3 billion, which represented a ¥1.9 billion, or 10.6%, decrease from fiscal 2002. This was mainly due to the decreased amount of dividends received by Mitsui & Co. (Hong Kong) Ltd., our Hong Kong subsidiary. Dividends from investments in the Energy Segment, principally LNG projects in the Middle East, were stable compared to fiscal 2002.

     In fiscal 2002, dividend income was ¥18.2 billion, which represented a ¥2.3 billion, or 14.4%, increase over fiscal 2001. This was primarily due to higher dividends from investments in the Energy Segment, principally LNG projects in the Middle East.

     Gain on Sales of Securities—Net

     The net realized gain on sales of securities decreased by ¥20.3 billion compared to fiscal 2002 and amounted to ¥11.0 billion, which included a gain of ¥3.7 billion from the sale of information technology (“IT”)-related stock, and a gain of ¥2.1 billion from the exchange of shares accompanying the merger of Japan Airlines Company, Ltd., and Japan Air System Co., Ltd. The decrease from fiscal 2002 was primarily due to the ¥16.2 billion gain in fiscal 2002 from the exchange of shares accompanying the merger of The Sakura Bank, Ltd., and The Sumitomo Bank, Ltd.

     In fiscal 2002, a gain of ¥31.3 billion was reported, mainly in connection with a gain of ¥16.2 billion from the exchange of shares accompanying the merger of The Sakura Bank, Ltd., and The Sumitomo Bank, Ltd., and a gain of ¥2.1 billion from the sale of the stock of Mitsui Knowledge Industry Co., Ltd., an IT-related subsidiary on the occasion of an IPO. However, in fiscal 2001, since a gain of ¥65.6 billion was reported, mainly in connection with the sale of IT-related stocks, including AOL Japan, the gain in fiscal 2002 represented a decline of ¥34.3 billion from the previous year.

     Gains on Securities Contributed to an Employee Retirement Benefit Trust

     In fiscal 2003, Mitsui made an additional contribution of certain available-for-sale securities to an employee retirement benefit trust and recorded a ¥15.8 billion gain from this transaction. This represented a decline of ¥13.4 billion from the gain of ¥29.2 billion recognized on the contribution made to the employee retirement benefit trust in fiscal 2002.

     In fiscal 2002, Mitsui made a contribution of certain available-for-sale securities to the employee retirement benefit trust and recorded a ¥29.2 billion gain from this transaction. This represented a decline of ¥13.7 billion from the gain of ¥43.0 billion on the establishment of the employee retirement benefit trust in fiscal 2001, when Mitsui contributed certain available-for-sale securities and marketable equity securities of an associated company.

     Loss on the Write-Down of Securities

     In fiscal 2003, the loss on the write-down of securities was ¥37.9 billion, including a ¥15.6 billion loss in marketable securities, which primarily consisted of equity securities of banking institutions amounting to ¥9.0 billion, and a ¥22.3 billion loss in non-marketable securities, which consisted of equity securities of IT-related companies amounting to ¥7.6 billion.

     In fiscal 2002, valuation losses of ¥34.5 billion were reported on marketable securities, including the equity securities of banking institutions amounting to ¥28.8 billion, reflecting the fall in stock prices in Japan, of which the decline in fair value was considered other than temporary, bringing the total value of valuation losses on securities to ¥43.6 billion. This amount was ¥11.9 billion higher than the ¥31.7 billion in such losses reported in fiscal 2001.

     Loss on Disposal or Sale of Property and Equipment—Net

     The total loss in fiscal 2003 on the disposal of property and equipment—net decreased ¥0.8 billion, to ¥1.8 billion, from ¥2.6 billion in fiscal 2002, due to a decrease in the disposal of fixed assets of domestic subsidiaries.

     In fiscal 2002, the loss on the disposal of property and equipment—net was ¥2.6 billion, a minimal change from fiscal 2001, representing the disposal of fixed assets of domestic subsidiaries.

     Impairment Loss of Long-Lived Assets

     The total impairment loss in fiscal 2003 decreased ¥0.2 billion, to ¥24.6 billion, from ¥24.7 billion in fiscal 2002, which was attributable to a decline in the market value of leased aircraft and the decline in land value owned by certain domestic subsidiaries of the Energy Segment.

     In fiscal 2002, the impairment loss decreased ¥9.8 billion, to ¥24.7 billion, from ¥34.5 billion in fiscal 2001. We recognized impairment mainly on the land held by Mitsui and land and equipment to be disposed of by Mitsui and certain of its subsidiaries.

     Other Expense—Net

     Other expense—net in fiscal 2003 was ¥11.3 billion, which is a slight increase of ¥0.6 billion from fiscal 2002. The foreign exchange rate for yen per U.S. dollar was lower in fiscal 2003 compared to fiscal 2002, which caused an increase in the foreign exchange loss on net assets denominated in foreign currencies. However, the decrease of the legal settlement expense in connection with the lawsuits against Novus International Inc., one of our U.S. subsidiaries, that existed in fiscal 2002 partially offset this increase in the foreign exchange loss.

     In fiscal 2002, other expense—net increased ¥3.7 billion from fiscal 2001, to ¥10.7 billion, including the expense related to the settlement of class action lawsuits against Novus International Inc.

     Income Taxes

     In fiscal 2003, income taxes amounted to ¥37.8 billion, representing an increase of ¥6.3 billion, from ¥31.5 billion in fiscal 2002, with ¥5.9 billion of the ¥6.3 billion increased amount resulting from the valuation allowance provided on deferred tax assets for operating losses of certain subsidiaries.

     The normal effective statutory tax rate in Japan in fiscal 2003 was 42%, the same as the rate in the previous fiscal year. On March 31, 2003, the tax laws in Japan were amended, and an enterprise tax on the basis of the size of business will be introduced for the year ending March 31, 2005. As a result, the statutory tax rate for the year ending March 31, 2005, will be approximately 41%, effective from April 1, 2004. The newly enacted statutory tax rate was used in calculating the deferred tax assets and liabilities as of March 31, 2003, which are expected to be realized or settled after March 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

     Income taxes in fiscal 2002 decreased ¥1.5 billion, to ¥31.5 billion, compared with fiscal 2001.

     Minority Interests in (Earnings) Losses of Subsidiaries

     Minority interests in earnings of subsidiaries increased by ¥7.4 billion to ¥4.4 billion for fiscal 2003. Earnings of subsidiaries increased mainly due to strong performances of overseas subsidiaries for energy development in the Middle East and Australia.

     In fiscal 2002, ¥3.1 billion of minority interests in losses of subsidiaries was recorded, while minority interests in earnings of subsidiaries in fiscal 2001 was ¥2.0 billion. This was mainly attributable to the declining profit of a domestic subsidiary in the food industry and declining profit of a chemical subsidiary in the United States, which was due to a decrease in demand for its products and the expense incurred in connection with its lawsuits.

     Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

     Net equity in earnings of associated companies in fiscal 2003 decreased ¥10.4 billion, to ¥13.4 billion, compared with ¥23.8 billion in fiscal 2002. This is attributable to the impairment of NextCom K.K., a domestic associated information technology company, causing the sharp decline in its stock price; and the recognition of an impairment loss on a production facility at Vinyl Chloride (Malaysia) Sdn. Bhd., an associated overseas chemical company; and the increase in reserve for possible loan losses at Furukawa Industrial S.A. Produtos Eletricos, a telecommunications related overseas associated company in Brazil.

     Net equity in earnings of associated companies in fiscal 2002 increased ¥17.1 billion, to ¥23.8 billion, compared with ¥6.7 billion in fiscal 2001. This was due to strong performances by associated companies in the energy business, such as LNG projects, as well as in metals and certain other sectors.

     Loss from Discontinued Operations—Net (After Income Tax Effect)

     We present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Loss from Discontinued Operations—Net (After Income Tax Effect).” Amounts presented in the Statements of Consolidated Income for the prior years related to the discontinued operations have been reclassified to conform to the current year’s presentation. The loss amounts for the years ended March 31, 2003, 2002, and 2001 were ¥2,476 million, ¥3,520 million, and ¥2,356 million, respectively. The primary discontinued operations for fiscal 2003 were Transpacific Glycols, Inc., Pacific Ammonia Inc., and Bussan Promotion Co., Ltd.

     Transpacific Glycols, Inc., a subsidiary partially reported in both the Chemical and Americas segments, has been engaged in the sale of ethylene glycol, but has ceased its sales operations during the year ended March 31, 2003 due to its declining performance due to the overall market conditions.

     Pacific Ammonia Inc., a subsidiary reported in the Chemical Segment, which has been engaged in the manufacture and sale of ammonia primarily on the West Coast of the United States, suffered from high natural gas costs as its main raw material ingredient and a relatively weak ammonia price due to a worldwide oversupply. Due to such business environment, Pacific Ammonia Inc. recognized an impairment loss on fixed assets during the year ended March 31, 2003 based on the plan to dispose of the operation by sale.

     Bussan Promotion Co., Ltd. is a subsidiary in the business of promoting cigarettes of a foreign manufacturer in the Consumer Products & Services Segment. We were the sole agent for import and wholesale of Philip Morris cigarettes in eastern Japan, and were promoting them to various retailers through Bussan Promotion Co., Ltd. Philip Morris International Inc., however, changed its strategy to directly manage its sales promotion operations, and accordingly, we sold all of the shares of Bussan Promotion Co., Ltd. to FTR HOLDINGS S.A., a member of Philip Morris Group, in April 2002.

Operating Results by Operating Segment

     Mitsui undertook a reorganization that included the introduction of an operating group system, effective from April 2002, through which larger groups can access more management resources. The operating groups of the Head Office, which are organized based on the “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The operating groups also collaborate with branches and offices that are located in Japan and overseas and with the overseas trading subsidiaries in planning and executing their strategies for products or regions. In addition, the branches, offices, and overseas trading subsidiaries are separate operating units, which are delegated the businesses of their region as centers for the implementation of regional strategies, and they conduct diversified business operations together with associated companies in collaboration with the operating groups. Therefore, our operating segments are comprised of product-focused segments and region-focused segments.

     Our reportable operating segments are five product-focused reportable operating segments comprised of the operating groups of the Head Office and four region-focused reportable operating segments, which have aggregated branches, offices, and overseas trading subsidiaries based on their regions.

     As a result of the reorganization discussed above, from April 1, 2002, the Electronics & Information Segment was combined with the Machinery Segment; and the Transportation Logistics business unit which was originally a part of the Consumer Products & Services Segment, is now included in “Corporate and Eliminations.”

     We have abolished the operating group system as of April 1, 2003, and are now implementing a simplified organizational structure whereby the Chief Operating Officer of each business unit is delegated more authority for business operations of his/her business unit and directly reports the operating results to the Chief Executive Officer.

     The operating segment information for the years ended March 31, 2002 and 2001, have been restated to conform to the presentation for the year ended March 31, 2003.

     Revenue-Gross Trading Profit

	Millions of Yen

	2003	2002

Metal Products & Minerals	¥70,674	¥67,397
Machinery, Electronics & Information	117,987	112,425
Chemical	60,871	53,476
Energy	53,027	48,061
Consumer Products & Services	105,947	108,610
Domestic Branches and Offices	41,405	47,553
Americas	44,584	45,096
Europe	22,470	20,623
Other Overseas Areas	23,503	21,929
Corporate and Eliminations	29,334	21,379

Consolidated Total	¥569,802	¥546,549

Note: Revenue—Gross Trading Profit for each reportable segment is included in the measure of segment profit or loss reviewed by the chief operating decision maker from fiscal 2002.

     Net Income (Loss)

	Millions of Yen

	2003	2002	2001

Metal Products & Minerals	¥14,944	¥9,449	¥10,271
Machinery, Electronics & Information	(4,916)	13,377	16,744
Chemical	(5,850)	(4,893)	5,493
Energy	22,605	22,152	12,299
Consumer Products & Services	3,983	2,756	(6,158)
Domestic Branches and Offices	6,994	6,773	6,149
Americas	3,291	6,461	9,991
Europe	2,845	3,911	3,876
Other Overseas Areas	6,193	5,271	4,882
Corporate and Eliminations	(18,951)	(9,886)	(11,959)

Consolidated Total	¥31,138	¥55,371	¥51,588

     Total Trading Transactions

     Our analysis of the financial results of our operating segments includes the discussion of “total trading transactions.” Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which we act as principal and transactions in which we serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which title to and payment for the goods pass through us without physical acquisition and delivery through our inventories. We have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and we believe it is a useful supplement to results of operations data as a measure of our performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker. See Notes 2, “Basis of Financial Statements and Summary of Significant Accounting Policies” and 15, “Segment Information” accompanying the consolidated financial statements for further discussion.

     Operating Income (Loss)

     Operating income (loss) mentioned in the discussion below reflects the total of (a) revenue—gross trading profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables. Operating income (loss) is included in the measure of segment profit and loss reviewed by the chief operating decision maker.

     Metal Products & Minerals Segment

     Total trading transactions of the Metal Products & Minerals Segment in fiscal 2003 increased ¥93 billion, or 5.2% over fiscal 2002, to ¥1,877 billion, primarily due to the increase in steel products exported to China and other Asian countries, where there has been consistent economic growth, and increases in the transactions involving iron ore and coal by Australian subsidiaries, Mitsui Coal Holding Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd., reflecting the high level of worldwide production in the steel industry. Revenue—gross trading profit rose ¥3.3 billion, or 4.9%, to ¥70.7 billion, which was mainly attributable to contributions by the Australian iron ore and coal subsidiaries resulting from the growth in total trading transactions as mentioned above and newly acquired interests in mining sources. Operating income rose ¥5.9 billion, or 29.6%, to ¥25.7 billion, reflecting an increase in revenue-gross trading profit and a decrease in the provision for doubtful receivables primarily with respect to domestic customers. Net income increased ¥5.5 billion, or 58.2%, to ¥14.9 billion, which was attributable to the increases of net income in Mitsui Coal Holding Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd.

     Total trading transactions of the Metal Products & Minerals Segment in fiscal 2002 increased ¥139 billion, or 8.4% over fiscal 2001, to ¥1,785 billion, principally because of higher domestic and offshore transactions. Revenue—gross trading profit of the segment amounted to ¥67.4 billion, as the performances of Australian subsidiaries in the iron and steel raw materials industries were strong, despite a decline in revenue—gross trading profit from precious metals, and weak results in non-ferrous metals, reflecting the stagnant commodities market for such metals. Net income, however, fell ¥0.8 billion, or 8.0%, to ¥9.4 billion, as the decline in the income from transactions involving non-ferrous metals offset increases in the income from transactions involving iron and steel raw materials and the improved performances of subsidiaries in Australia.

     Machinery, Electronics & Information Segment

     Total trading transactions of the Machinery, Electronics & Information Segment in fiscal 2003 declined ¥49 billion, or 2.0%, from fiscal 2002, to ¥2,457 billion, mainly due to a decrease of ¥125 billion in industrial plant related transactions, which were offset by an increase of ¥114 billion in automobile and vessel related transactions. Revenue—gross trading profit rose ¥5.6 billion, to ¥118.0 billion, despite a decrease of ¥3.4 billion in industrial plant related transactions, principally because of an increase of ¥9.2 billion in automobile and vessel related transactions. Operating income increased ¥0.6 billion, to ¥10.6 billion, primarily because of an increase of ¥5.6 billion in revenue—gross trading profit, which offset an increase in SG&A expenses. This segment reported a net loss of ¥4.9 billion as profitability declined ¥18.3 billion from fiscal 2002, owing to the recognition of an impairment loss on aircraft at Tombo Aviation Inc., resulting from deterioration of the business environment in the airline industry in the United States; the recognition of an impairment loss of an investment in NextCom K.K., a domestic associated company, due to a sharp decline in stock prices; and deterioration in the performance of Furukawa Industrial S.A. Produtos Eletricos, a telecommunications related overseas associated company, due to financial difficulties of certain of our main customers.

     In fiscal 2002, total trading transactions of the Machinery, Electronics & Information Segment rose ¥395 billion, or 18.7% over fiscal 2001, to ¥2,506 billion, supported especially by exports of industrial plants, vessels, including LNG carriers, and others. Revenue—gross trading profit amounted to ¥112.4 billion, mainly due to an increase in revenue—gross trading profit in an aircraft-related subsidiary and domestic mobile phone business. Net income, which increased in fiscal 2001 by capital gains from IT-related marketable stocks, decreased ¥3.4 billion, or 20.1% from fiscal 2001, to ¥13.4 billion, despite the improvement in the performances of overseas associated companies.

     Chemical Segment

     During fiscal 2003, we experienced a general recovery in market prices of petrochemical materials due to the war in Iraq, and by an increase in demand for such products in Asia. Transactions of basic petrochemicals, synthetic fiber intermediates, methanol, and ammonia increased during fiscal 2003, which caused total trading transactions of the Chemical Segment to rise ¥110 billion, or 8.4% from fiscal 2002, to ¥1,422 billion. Revenue—gross trading profit increased ¥7.4 billion, to ¥60.9 billion, reflecting the recovery of the chemical products market, and operating income increased ¥8.1 billion, to ¥16.2 billion, due to the increase in revenue—gross trading profit and a decrease in the provision for doubtful receivables. However, the net loss of this segment increased ¥1.0 billion, to ¥5.9 billion due to the recognition of loss associated with Pacific Ammonia Inc. and Transpacific Glycols Inc., both of which are discontinued operations, and the impairment of production facilities of Vinyl Chloride (Malaysia) Sdn. Bhd. The aforementioned losses relate to the operations which have been showing negative profitability in recent years which include the manufacture and sales of ammonia, ethylene glycol, and other petrochemical materials in North America and Asia.

     In fiscal 2002, total trading transactions of this segment declined ¥64 billion, or 4.7% from fiscal 2001, to ¥1,312 billion. This was mainly due to decreases in domestic and offshore transactions of basic petrochemicals and synthetic fiber intermediates. Revenue—gross trading profit amounted to ¥53.5 billion, which was influenced by the fall in market prices of ammonia and polyvinyl chloride materials. This segment reported a net loss of ¥4.9 billion, representing a sharp decline of ¥10.4 billion from net income in fiscal 2001, due mainly to the deterioration in market conditions, and losses related to expenses for litigation at a subsidiary in the United States.

     Energy Segment

     In fiscal 2003, the average oil price was $25 per barrel, while it was $26 per barrel in the previous year. Total trading transactions of the Energy Segment in fiscal 2003 rose ¥451 billion, or 18.4% from fiscal 2002, to ¥2,906 billion, principally due to increases of crude oil and petroleum products trading in Asian markets, reflecting strong demand in China. Revenue—gross trading profit in fiscal 2003 increased ¥5.0 billion, to ¥53.0 billion, due to an increase in oil and LNG sales to domestic power companies which in turn was because of the troubles and shutdowns of nuclear power plants in Japan. In addition, newly acquired oil producing assets of Mitsui E&P Middle East B.V. contributed to the increase of revenue—gross trading profit. Operating income increased ¥8.9 billion, to ¥25.5 billion, where ¥5.0 billion was from the increase of revenue—gross trading profit and ¥3.9 billion was from the decrease of SG&A expenses. The decrease of SG&A expenses was the result of expense reduction activities, especially with respect to salary and transportation expenses in domestic operations. In fiscal 2003, impairment losses of tangible fixed assets in domestic oil marketing subsidiaries were recognized to reduce the carrying amounts of these assets. However, such losses were partially offset by strong performances of LNG producing associated companies which contributed to equity in earnings of associated companies. As a result, net income increased ¥0.5 billion, or 2.0% from fiscal 2002, to ¥22.6 billion.

     In fiscal 2002, total trading transactions of this segment fell ¥449 billion, or 15.5% from fiscal 2001, to ¥2,454 billion, principally because of declines in offshore and import transactions of petroleum products due to lower demand for jet fuel for airplanes after the events of September 11, 2001 in the United States. Revenue—gross trading profit amounted to ¥48.1 billion and was adversely affected by the decline in gasoline prices of domestic operations and a decrease in demand for aviation fuel. Net income rose ¥9.9 billion, or 80.1% from fiscal 2001, to ¥22.2 billion, principally because of the decrease in SG&A expenses of domestic subsidiaries that had recorded expenses for the write-down of fixed assets and the early retirement program in fiscal 2001. The increase in dividend income from LNG projects in fiscal 2002 also contributed to such increase.

     Consumer Products & Services Segment

     Total trading transactions of the Consumer Products & Services Segment in fiscal 2003 rose ¥31 billion, or 1.4% from fiscal 2002, to ¥2,205 billion, despite the transfer of the building material business to Sumisho & Mitsuibussan Kenzai Co., Ltd., our associated company, and a decrease in transactions of food related business conducted by Mitsui’s Head Office. The increase in total trading transactions was primarily due to increases in total trading transactions of retail-related subsidiaries including Vendor Service Co., Ltd. and Retail System Service Co., Ltd. by ¥33.4 billion. Revenue—gross trading profit decreased ¥2.7 billion, to ¥105.9 billion in fiscal 2003, despite strong performances by the textile and other consumer products businesses, due mainly to decreases in revenue-gross trading profit derived from transactions involving food-related businesses in Mitsui by ¥2.1 billion. Operating income increased ¥14.8 billion, to ¥19.9 billion, due to a decrease in SG&A expenses with respect to the early retirement program in the previous fiscal year. Net income increased ¥1.2 billion, to ¥4.0 billion in fiscal 2003, despite impairment losses on marketable equity securities and value of certain real estate holdings of Sanyu Koami Co., Ltd., a food-related subsidiary, due to a decrease in the provision for doubtful receivables with respect to the general merchandise and property development unit.

     In fiscal 2002, total trading transactions of the Consumer Products & Services Segment declined ¥18 billion, from fiscal 2001, to ¥2,174 billion, primarily because of lower import transactions in foods, general merchandise, and textiles as well as declines in domestic transactions. Revenue—gross trading profit amounted to ¥108.6 billion in fiscal 2002, including contributions especially from foods, general merchandise, textiles, and certain other categories. Net income rose ¥8.9 billion, to ¥2.8 billion in fiscal 2002, from a loss of ¥6.2 billion in fiscal 2001, despite weak results from Sanyu Koami Co., Ltd., and losses reported in connection with expenses for the early retirement program and an increase in the provision for doubtful receivables, as the divestiture of domestic subsidiaries in the previous fiscal year had a positive effect on profitability in fiscal 2002.

     Domestic Branches and Offices Segment

     Total trading transactions of the Domestic Branches and Offices Segment in fiscal 2003 declined ¥121 billion, or 6.4% over fiscal 2002, to ¥1,784 billion, because of lower domestic economic demand and the transfer of the building materials business to an associated company. Revenue—gross trading profit declined ¥6.1 billion, to ¥41.4 billion, because of the decrease in the number of domestic transactions. Operating income declined ¥2.1 billion, to ¥6.8 billion, despite a decrease in SG&A expenses, because of decreases in the number of domestic transactions and revenue—gross trading profit. However, net income rose ¥0.2 billion, to ¥7.0 billion, because of a gain on securities contributed to an employee retirement benefit trust of the Nagoya Office.

     In fiscal 2002, total trading transactions declined ¥138 billion, or 6.8% compared with fiscal 2001, to ¥1,906 billion, mainly because of lower total trading transactions reported by the Osaka Office and the Nagoya Office, which decreased ¥47.2 billion and ¥19.9 billion, respectively. Net income rose ¥0.6 billion, or 10.1%, to ¥6.8 billion.

     Americas Segment

     Total trading transactions of the Americas Segment in fiscal 2003 rose ¥88 billion, or 7.5% from fiscal 2002, to ¥1,272 billion. This increase was mainly driven by an increase in total trading transactions of an energy trading subsidiary amounting to ¥97.2 billion due to higher oil prices in the United States. In addition, our steel-related subsidiary experienced an increase in total trading transactions amounting to ¥9.3 billion due mainly to higher steel material prices caused by the credit impairment of steel mills in the United States, and the start-up of a new Brazilian slab business line. Despite the contribution of our energy trading subsidiary, Westport Petroleum Inc., revenue—gross trading profit decreased ¥0.5 billion, to ¥44.6 billion in fiscal 2003, as a result of a weaker performance in the machinery division due primarily to decreased sales of machine tools. Operating income decreased ¥2.3 billion, to ¥9.5 billion, due to an increase in the provisions for doubtful receivables associated with aircraft leases, which were impaired because of an overall airline industry decline after September 11, 2001, and due to an increase in SG&A expenses, mainly personnel expenditures, reflecting the increase in expenses associated with U.S. subsidiaries’ increasing business activities. Net income declined ¥3.2 billion, or 49.1%, to ¥3.3 billion, owing to losses on the write-down of securities, mainly in IT-related venture capital investments, and the withdrawal from chemical-related businesses in the United States.

     In fiscal 2002, total trading transactions of this segment declined ¥9 billion, or 0.8% from fiscal 2001, to ¥1,184 billion, due mainly to decline in chemical and non-ferrous metal transactions of U.S. subsidiaries. Revenue—gross trading profit amounted to ¥45.1 billion in fiscal 2002, with principal contributions from the chemical, iron and steel, and machinery transactions of the U.S. subsidiary. Net income declined ¥3.5 billion, or 35.3%, to ¥6.5 billion in fiscal 2002, mainly due to the recognition of large capital gains from venture capital and IT-related investments in the United States in fiscal 2001.

     Europe Segment

     Total trading transactions in the Europe Segment in fiscal 2003 declined ¥15 billion, or 2.6% from fiscal 2002, to ¥579 billion, owing to a decrease in the volume of trade in non-ferrous metals, including aluminum by Mitsui & Co. UK PLC, a U.K. based subsidiary, which offset a region-wide increase in chemicals business, especially organic chemicals and synthetic resin. Revenue—gross trading profit rose ¥1.8 billion, to ¥22.5 billion in fiscal 2003, mainly attributable to the growth in the volume of chemical related business and also to the recovery in sales prices in the retail market of automobile related transactions. Operating income remained the same as in the previous year, at ¥4.2 billion, because of an increase in SG&A expenses, including IT-related expenses. Net income decreased ¥1.1 billion, to ¥2.8 billion in fiscal 2003, which is attributable to the decline in the yield for investment in corporate bonds.

     In fiscal 2002, total trading transactions in the Europe Segment declined ¥146 billion, or 19.7% from fiscal 2001, to ¥595 billion, primarily because of lower number of non-ferrous metal transactions by Mitsui & Co. UK PLC. Revenue—gross trading profit was ¥20.6 billion, and net income rose ¥35 million, or 0.9%, to ¥3.9 billion in fiscal 2002, because of strong performances by Mitsui & Co. UK PLC and Mitsui & Co. Deutschland GmbH, our German subsidiary.

     Other Overseas Areas Segment

     Total trading transactions in the Other Overseas Areas Segment in fiscal 2003 declined ¥83 billion, or 5.9% from fiscal 2002, to ¥1,307 billion, owing principally to lower non-ferrous metal transactions of Mitsui & Co. (Australia) Ltd., our Australian subsidiary. Revenue—gross trading profit rose ¥1.6 billion, to ¥23.5 billion in fiscal 2003, principally attributable to revenue increases of Mitsui & Co. (Hong Kong) Ltd. and Mitsui & Co., (Thailand) Ltd., our Hong Kong and Thai subsidiaries, respectively, because of growth in total trading transactions of steel products and chemicals resulting from expanding economies in China and other Asian countries. This segment reported an operating loss of ¥1.9 billion, representing an improvement of 58.9%, or ¥2.8 billion from a loss of ¥4.7 billion in fiscal 2002, due to decreases in provisions for doubtful receivables of Mitsui & Co. (Hong Kong) Ltd. and Mitsui & Co. (Australia) Ltd . In the meantime, because of a decrease in dividend income of Mitsui & Co. (Hong Kong) Ltd., increase in net income was limited to ¥0.9 billion, or 17.5%, to ¥6.2 billion in fiscal 2003.

     In fiscal 2002, total trading transactions of the segment rose ¥157 billion, or 12.7% over fiscal 2001, to ¥1,389 billion, owing to higher energy and metals transactions by Mitsui & Co. (Australia) Ltd. Revenue—gross trading profit amounted to ¥21.9 billion in fiscal 2002, and net income rose ¥0.4 billion, or 8.0%, to ¥5.3 billion, principally because of increased dividends received by Mitsui & Co. (Hong Kong) Ltd.

Inflation

     Management believes that inflation did not have a significant effect on the reported results of operations.

Critical Accounting Policies

     Accounting policies are considered to be critical if it is important to our financial condition and results of operations and requires management’s subjective or significant judgment, often as a result of estimates about the effect of matters that are inherently uncertain. For a summary of our significant accounting policies, including the critical accounting policies discussed below, please see Note 2, “Basis of Financial Statements and Summary of Significant Accounting Policies” to the consolidated financial statements.

     The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate the estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions. The following accounting policies require significant management judgments and estimates.

     Impairment of Long-Lived Assets

     Our long-lived assets and certain identifiable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed using estimates of future cash flows. If the carrying value of the asset is considered impaired, an impairment loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. In developing cash flow projections used in the impairment analysis, we assume, for example, that the most recent selling prices of the real estate in the surrounding areas will reasonably continue in the future, and the sales prices of the products from the impaired facilities and equipment will remain consistent with current year sales. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

     Allowance for Doubtful Receivables

     An allowance for doubtful receivables is recognized as amounts judged to be adequate based primarily on our credit loss experience and an evaluation of potential losses on the receivables, considering various factors, including current economic conditions. In addition, an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent. Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those loans.

     Impairment of Investment Securities

     An impairment of investment securities is charged to earnings when a decline in fair value below the cost is other than temporary. Management principally considers that an other-than-temporary impairment has occurred if the decline in fair value is 50% or more of the cost. If the decline is less than 50%, various factors—such as the extent to which the cost exceeds the market value, the duration of the market decline, and the financial health of the issuer—are reviewed to judge whether it is temporary or not.

     Management believes that the criteria for evaluating the significance of the decline in fair value are reasonable; however, changes in the market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuations of the investments.

     Pension Benefit Costs

     Employee pension benefit costs and obligations are dependent on assumptions, including discount rates, retirement rates, and mortality rates, which are based on the current statistical data, as well as the expected long-term rate of return on plan assets and other factors. In accordance with U.S. GAAP, the difference between actual results and the assumptions is accumulated and amortized over future periods and, therefore, generally affects the recognized expense and the recorded obligations in future periods. Management believes that the assumptions used are appropriate; however, differences in actual experience or changes in assumptions may affect our pension future expenses and obligations.

     To reflect declining current market interest rates in Japan, Mitsui reduced the discount rate for its pension plans from 3% to 2.25% as of March 31, 2003. This change resulted in increasing its projected benefit obligation (“PBO”) as of March 31, 2003 and its net periodic pension costs (“NPPC”) for the year ending March 31, 2004 (“fiscal 2004”) by approximately ¥26.0 billion and ¥4.2 billion, respectively.

     The following table illustrates the sensitivity to changes in certain assumptions for Mitsui’s pension plans:

	Impact on NPPC	Impact on PBO as of
Change in Assumption	for fiscal 2004	March 31, 2003

50 basis point decrease in discount rate	+¥3.2 billion	+¥19.6 billion
50 basis point increase in discount rate	-¥2.9 billion	-¥17.7 billion
50 basis point decrease in expected long-term rate of return on plan assets	+¥0.7 billion
50 basis point increase in expected long-term rate of return on plan assets	-¥0.7 billion

     These changes in assumptions would have no impact on Mitsui’s funding requirements.

     Also Mitsui recorded costs for termination benefit pursuant to certain supplement payments based on pre-retirement compensation levels in connection with “Early Retirement Support Plan.” The provision is based on comprehensive study of expected benefit payment.

     Tax Asset Valuation

     The valuation allowance for deferred tax assets is calculated based on all available evidence, both positive and negative, including all currently available information on future years and each company’s ability to generate sufficient taxable income prior to the expiration of loss carryforwards. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets, less the valuation allowance, will be realized. However, the amount of realizable net deferred tax assets could change in the near term if estimates of future taxable income during the carryforward period are changed or if statutory tax rate are changed.

New Accounting Standards

     Business Combinations

     On April 1, 2002, we fully adopted Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Any excess of fair value of acquired net assets over cost arising from a business combination is required to be recognized as an extraordinary gain as described in APB Opinion No. 30, “Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.”

     The cumulative effect of a change in accounting principles on the write-off of any unamortized deferred credit as of April 1, 2002 was immaterial.

     Goodwill and Other Intangible Assets

     On April 1, 2002, we fully adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment annually or more frequently if impairment indicators arise. SFAS No. 142 also requires identifiable intangible assets with a finite useful life be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite.

     We completed the transitional impairment test for goodwill as of April 1, 2002 in accordance with SFAS No. 142 and determined that the fair value of the reporting units including goodwill was in excess of their carrying amount.

     We also completed the transitional reassessment of the useful lives of identifiable intangible assets as of April 1, 2002 and the transitional impairment test for intangible assets not subject to amortization and determined that they are not impaired.

     Asset Retirement Obligations

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

     SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The effect of adoption of this statement on our results of operations was ¥2.3 billion.

     Impairment or Disposal of Long-Lived Assets

     On April 1, 2002, we adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and those provisions of APB Opinion No. 30, related to the disposal of segments of a business. The statement also creates one accounting model, based on the framework established in SFAS No. 121, to be applied to all long-lived assets, including discontinued operations.

     SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections"

     In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” and amends SFAS No. 13, “Accounting for Leases,” to require that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.

     We adopted the provisions of SFAS No. 145 related to SFAS No. 13 for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. The effect of adoption of this statement on our financial position and results of operations was immaterial.

     Cost Associated with Exit or Disposal Activities

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in Restructuring).” SFAS No. 146 requires that a liability for an exit cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 required recognition of a liability for an exit cost when an entity committed to an exit plan.

     The effect of adoption of this statement on our financial position and results of operations was immaterial.

     Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

     In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34.” FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued, and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates, without change, the guidance in FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded.

     The initial recognition and initial measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ended after December 15, 2002. The effect of adoption of this interpretation on our financial position and results of operations was immaterial. The future effect will depend upon whether we enter into or modify any material guarantee arrangements.

     Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities

     In January 2003, the FASB Emerging Issues Task Force reached a final consensus on Issue No. 03-2 (“EITF No. 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

     EITF No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employee Pension Fund Plan (“EPF”), which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.

     EPF of Mitsui was approved by the Japanese government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion on October 1, 2002. In addition, the EPF will submit another application to separate the remaining substitutional portion related to past service by its employees. The EPF is expected to receive final approval from the government for its second application during the year ending March 31, 2004. Upon receipt of the final approval, the EPF will be relieved of all obligations pertaining to the substitutional portion by transferring the benefit obligation and the related government-specified portion of the plan assets, which will be computed by the government. The related gain or loss, which will be recorded during the year ending March 31, 2004 based on completion of the entire process, has not yet been determined because the amount of the benefit obligation and the related plan assets to be transferred to the government may change significantly.

     Consolidation of Variable Interest Entities

     In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities—an Interpretation of ARB No. 51.” This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). A VIE is defined as an entity (1) that has an equity investment at risk that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) where equity investors do not have the ability to make significant decisions about the entity’s activities through voting or similar rights, or the obligation to absorb the entity’s expected losses, or the right to receive the entity’s expected residual returns.

     FIN No. 46 is effective for VIEs created after January 31, 2003, and for VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN No. 46 is effective for the first interim or annual reporting period beginning after June 15, 2003.

     We are evaluating the effect of the adoption of FIN No. 46 on our financial position and results of operations. We have identified a VIE created prior to February 1, 2003, which may be consolidated upon the adoption of FIN No. 46, as discussed below.

     At March 31, 2003, as lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessor of the leased vessels is a VIE created prior to February 1, 2003, and it is reasonably possible that we will consolidate the lessor when FIN No. 46 becomes effective. Total assets of the lessor as of March 31, 2003, were ¥14,762 million and the maximum exposure to a loss as a result of our involvement with the lessor was ¥6,905 million. The amount of maximum exposure to a loss represents a loss that we could incur from the variability in value of the leased vessels or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from our involvement with the lessor and is considered to exceed greatly the anticipated loss.

     Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133.

     SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

     Certain Financial Instruments with Characteristics of both Liabilities and Equity

     In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In accordance with this statement, an issuer is required to classify certain financial instruments as liabilities, such as a financial instrument issued in the form of shares that is mandatorily redeemable.

     SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

B. Liquidity and Capital Resources.

     Cash and cash equivalents were ¥660 billion, ¥608 billion, and ¥705 billion at March 31, 2003, 2002, and 2001, respectively. In addition to cash and cash equivalents, we had time deposits and marketable securities of ¥38 billion and ¥99 billion, ¥78 billion and ¥103 billion, and ¥59 billion and ¥45 billion at March 31, 2003, 2002, and 2001, respectively. Our basic policy for fund-raising activities is to secure stable, medium- to long-term funds and liquidity for our operations.

     During fiscal 2003, our principal strategies were to obtain long-term borrowings from financial institutions, to issue long-term corporate bonds, and to make use of other sources of financing available in the Japanese financial markets, where interest rates were low and sufficient liquidity was available. See Note 11, “Short-Term Borrowings and Long-Term Debt,” to the consolidated financial statements for the interest rate structure and the maturity profile of debt.

     To secure sufficient liquidity, Mitsui maintains a ¥200 billion bond shelf-registration statement and a ¥2,400 billion commercial paper (“CP”) program in Japan. Mitsui & Co. (U.S.A.), Inc., has arranged a U.S.$1.5 billion U.S. domestic CP program. Similarly, Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. International (Europe) B.V., Mitsui & Co., Asia Investment Ltd., Mitsui & Co. UK PLC, and Mitsui & Co., Ltd., have arranged a joint Euro medium-term note (“MTN”) program of U.S.$5 billion. In addition to these funding sources, in some overseas markets, we have made arrangements for CP programs.

     We employ certain derivative financial instruments to manage financial exposure. The principal derivative financial instruments employed by us to manage interest rate risk exposures are interest rate swap agreements, a large part of which is used for the fair value hedging of fixed-rate interest-bearing debt. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). Currency swap agreements are also used to manage the risks from changes in foreign exchange rates. Foreign currency debts are principally denominated in U.S. dollars. See Note 19, “Derivative instruments and Hedging Activities,” to the consolidated financial statements for further description of our risk management policies.

     We also had approximately ¥507.7 billion in unused lines of credit available for short-term financing outside Japan as of March 31, 2003.

     Moody’s Investors Service, Inc., (Moody’s), Standard & Poor’s Rating Services (S&P) and Rating & Investment Information, Inc., (R&I) rate either certain of our commercial paper (short-term) or certain of our senior unsecured long-term debt (long-term) or both. Our ratings as of March 31, 2003 were as follows:

	Moody’s	S&P	R&I

Short-term debt	P-2	A-2	a-1+
Long-term debt	A3	n.a.	AA-

     Debt ratings are an assessment by the rating agencies of the credit risk associated with us and are based on information provided by us or other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets.

     Debt ratings are not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal by the rating agencies at any time. As rating agencies may have different criteria in evaluating the risks associated with a company, you should evaluate each rating independently of other ratings.

     At March 31, 2003, we have given guarantees for obligations of various customers in the ordinary course of business. Such guarantees are not expected to require substantial use of our capital resources. We have not had any material credit requirements resulting from these activities for the past three years.

     We had working capital of ¥806.4 billion, ¥797.1 billion, and ¥984.5 billion on March 31, 2003, 2002, and 2001, respectively. The ratio of current assets to current liabilities was 1.27, 1.27, and 1.33 at March 31, 2003, 2002, and 2001, respectively.

     Management believes that we maintain sufficient liquidity to satisfy our working capital and debt-service requirements for the foreseeable future through existing cash and time deposits and the sale of certain assets in parallel with outside borrowings from financial institutions as well as the issuance of bonds and notes. We expect sizable capital expenditures for investments in natural resource projects in fiscal 2004, specifically, Companhia Vale do Rio Doce (“CVRD”) in Brazil and Sakhalin II in Russia, which will not result in a material change in our working capital, and a required fund for these investments will be managed under our current funding policy mentioned above. Management also believes that our liquidity and capital resources provide adequate flexibility to accelerate or retard the pace of planned capital spending programs as appropriate to address the future business environment.

     There are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends (assuming that they have sufficient distributable net assets or retained earnings as provided under the local law of the relevant jurisdiction), loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at rates determined by the local tax law of the relevant jurisdiction.

Off-Balance Sheet Arrangements

     Our fund-raising activities are accomplished through long-term borrowings from financial institutions, the issuance of corporate bonds, and CP. We do not use off-balance sheet arrangements, such as asset securitization, except for an immaterial volume of sales of trade receivables held by Mitsui & Co. (U.S.A.), Inc. and Mitsui & Co. (Canada) Ltd. As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of the leased aircraft and vessels, and on the date of expiration of such operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessor of the leased vessels is a variable interest entity. See Note 2, “Basis of Financial Statements and Summary of Significant Accounting Policies” and Note 18, “Commitments and Contingent Liabilities” to the consolidated financial statements.

Contractual Obligations and Commercial Commitments

     Contractual Obligations

     The following table provides our contractual obligations as of March 31, 2003.

	Billions of Yen

		Payment Due by Period

	Balance as of				After
Contractual Obligations	March 31, 2003	March 2004	March 2006	March 2008	March 2008

Long-Term Debt	¥2,900	¥486	¥781	¥565	¥1,068
Operating Leases	118	24	37	25	32
Other Long-Term Obligations	1,191	520	370	83	218

     The figures for “Long-Term Debt” include bank borrowings, bonds, and long-term trade payables. “Operating Leases” represents the schedule of payments for future minimum rental payments. Minimum rental payments have not been reduced by minimum sublease rentals of ¥86 billion due in the future under noncancelable subleases. “Other Long-Term Obligations” represents the schedule of payments for long-term purchase obligations, net of advance payments of ¥31 billion made to suppliers as of March 31, 2003. The purchased items are principally machinery and equipment, metals, ships, oil products, and chemical materials, either at fixed prices or at basic purchase prices adjustable to the market. In general, our customers, primarily large Japanese industrial companies, are also parties to the contracts or by separate agreements are committed to purchase the items from us.

     For additional information regarding long-term debt, operating leases, and other long-term obligations, see Note 11, “Short-Term Borrowings and Long-Term Debt,” Note 7, “Leases,” and Note 18, “Commitments and Contingent Liabilities,” to our consolidated financial statements, respectively.

     Commitments

     The following table sets forth our other commercial commitments as of March 31, 2003.

	Billions of Yen

		Amount of Commitment Expiration per Period

	Balance as of				After
Other Commercial Commitments	March 31, 2003	March 2004	March 2006	March 2008	March 2008

Financial Guarantees	¥250	¥42	¥38	¥38	¥132
Performance Guarantees	25	2	23	—	—
Market Value Guarantees	63	45	—	18	—
Commitments on Deferred Payments	4	4	—	—	—

     In the furtherance of our trading activities, it is a customary practice for us to guarantee, severally or jointly with others, indebtedness of certain of our customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.

     We also had financing commitments principally for financing on a deferred payments basis, the cost of equipment to be purchased by our customers. This information is provided under the heading “Long-term purchase contracts and financing commitments” in Note 18, “Commitments and Contingent Liabilities,” to the consolidated financial statements.

Non-exchange Traded Commodity Contracts at Fair Value

     We perform trading activities of commodities that are listed on the terminal (futures) markets. Trading consists of derivative instruments traded in the commodity futures markets, as well as non-exchange traded commodity contracts, including commodity derivatives. Non-exchange traded commodity contracts are recorded at fair value based on prices actively quoted in the terminal (futures) market for such commodities as precious metals. Some non-exchange traded commodity contracts that are recorded at fair value based on the prices provided by other external sources do exist, such as non-exchange traded derivatives of crude oil and oil products, but their effect on earnings and financial position is immaterial.

Transactions with Related Parties

     When conducting our business operations involving a broad range of products throughout the world, we have formed alliances with leading partner companies in Japan and overseas, including manufacturers and companies in the raw materials resources fields, such as energy and ferrous materials. In addition to investing in associated companies where we are a minority shareholder, we conduct selling and purchasing transactions of various products on a continuing basis with such associated companies.

     Our principal associated companies include Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Mitsui Leasing & Development, Ltd. (44.67%), Nihon Unisys, Ltd. (27.85%), Sakhalin Energy Investment Company Ltd. (25.00%), NextCom K.K. (33.25%), among others.

     Prices applied in transactions with associated companies are computed in the same way that such prices would be calculated in transactions with unrelated third parties. In addition, when associated companies are counterparties in transactions with us and we conduct such business under long-term procurement and/or sales contracts, in general, we conclude a corresponding sales contract with the purchasers (unrelated parties) of goods procured by us and/or with suppliers (unrelated parties) of the goods we sell to associated companies. In addition, as of March 31, 2003, we were the guarantor for ¥79.7 billion in funds borrowed and other obligations of associated companies. Regarding any other commitments related to transactions with associated companies, we do not normally assume risk in excess of its percentage of share ownership in an associated company.

Assets, Liabilities, and Shareholders’ Equity

     Total assets decreased ¥128 billion, to ¥6,541 billion. Current assets increased ¥48 billion, to ¥3,832 billion, due mainly to increases in trade receivables of foreign subsidiaries primarily caused by a rise in the price of oil. Total investments and non-current receivables decreased ¥253 billion, to ¥1,885 billion, with approximately ¥100 billion out of the decreased amount resulting from declines in the current value of marketable securities held by Mitsui, reflecting weak stock prices.

     Current liabilities increased ¥39 billion, to ¥3,025 billion, primarily because of an increase in short-term loans, which were partially offset by a decrease in trade payables because of falling domestic transactions. Long-term debt decreased ¥119 billion, to ¥2,500 billion, with approximately ¥80 billion of the decreased amount resulting from the decrease in long-term loans of Mitsui.

     Shareholders’ equity decreased ¥53 billion, to ¥862 billion, primarily because of a decline in net unrealized holding gains on available-for-sale securities and a decrease of foreign currency translation adjustments resulting from the appreciation of the yen.

Cash Flows

     The following table provides our cash flow information for fiscal 2003, fiscal 2002, and fiscal 2001.

	Millions of Yen

	2003	2002	2001

Net cash provided by operating activities	¥52,148	¥133,712	¥95,573
Net cash (used in) provided by investing activities	(13,244)	(108,212)	45,621
Net cash provided by (used in) financing activities	17,824	(126,076)	(190,915)
Effect of exchange rate changes on cash and cash equivalents	(4,499)	9,433	22,927
Effect of change in fiscal year-end of certain subsidiaries	—	(6,201)	—

Net increase (decrease) in cash and cash equivalents	52,229	(97,344)	(26,794)
Cash and cash equivalents at beginning of year	607,987	705,331	732,125
Cash and cash equivalents at end of year	¥660,216	¥607,987	¥705,331

     Our cash and cash equivalents as of the end of fiscal 2003 were ¥660.2 billion, representing an increase of ¥52.2 billion, or 8.6%, from the end of fiscal 2002.

     Net cash provided by operating activities during fiscal 2003 was ¥52.1 billion, compared to ¥133.7 billion for fiscal 2002. One reason for the decrease in net cash inflows from operating activities was the repayment of trade payables in advance during fiscal 2003. In order to respond to the cash needs of our various suppliers, our domestic financing subsidiary purchased trade receivables (Mitsui’s trade payables) held by suppliers with appropriate discounts. This caused early payments of our trade payables, which, in turn, reduced net cash inflows from operating activities. An increase in trade receivables and inventories also contributed to the decrease in net cash inflows from operating activities compared with the previous year.

     Net cash used in investing activities during fiscal 2003 was ¥13.2 billion, which included expenditures for investments in the resource business (e.g., iron and steel raw materials, oil, and gas) and information business, and proceeds from sales of leased property, compared to ¥108.2 billion for fiscal 2002. The primary factors related to the ¥95.0 billion decrease from fiscal 2002 were a decrease in time deposits and an increase of proceeds from maturities of debt securities classified as available-for-sale securities.

     Net cash provided by financing activities during fiscal 2003 was ¥17.8 billion, compared to ¥126.1 billion in cash outflows for fiscal 2002. During fiscal 2003, the borrowings in Mitsui decreased, while the borrowings of our domestic financing subsidiary increased. The ¥143.9 billion change from fiscal 2002 was due primarily to a relatively large cash out flows in fiscal 2002 related to repayment of CP and certain borrowings.

     In addition, the effect of exchange rate changes decreased cash and cash equivalents by ¥4.5 billion in fiscal 2003.

C. Research and Development, Patents and Licenses, etc.

     Research and development expenses for the year ended March 31, 2003 were ¥3,415 million. Research and development activities were mainly related to nanotechnology and biotechnology in the Chemical Segment and information technology in the Machinery, Electronics & Information Segment amounting to ¥1,968 million, ¥1,196 million, respectively.

     In the nanotechnology area, we have been performing research and development activities for production techniques and the utilization of carbon nanotubes, with technology uses expected to be developed in the future. In October 2002, we completed the construction of a production plant and started producing carbon nanotubes. We have continued to research and explore through industry-university cooperation, providing the nanotubes to affiliated university laboratories and companies.

     We are also making efforts on the development and experiments of ethanol separation technology using nanofilteration membranes. Our experimental plant in Brazil started operations in May 2003. Biomass ethanol is considered as an additive to automobile gasoline and power plant fuel for environmental protection in Japan. Production of biomass ethanol using nanofilteration membranes shows a significant increase in energy efficiency which may assist us in developing products for the Japanese market with lower environmental burden and cost. We are planning to actively continue research and development in this field.

     In IT areas, BSI Co., Ltd. (a wholly owned subsidiary), developed packaging systems and carried out experiments for technologies for the mobile phone business, making use of know-how fostered in communications, broadcast and media, and systems integration businesses. Furthermore, in the web application development area, BSI is developing web content management systems.

     In fiscal 2002, Research and Development expenses were ¥2,949 million which mainly related to biotechnology and nanotechnology in the Chemical Segment and IT in the Machinery, Electronics & Information Segment which amounted to ¥1,521 million, ¥1,149 million, respectively.

     In fiscal 2001, Research and Development expenses were ¥1,698 million which mainly related to biotechnology and nanotechnology in the Chemical Segment and IT in the Machinery, Electronics & Information Segment which amounted to ¥998 million, ¥585 million, respectively.

D. Trend Information.

     In fiscal 2003, our consolidated net income decreased by ¥24.2 billion from fiscal 2002. This 43.8% decrease in net income was mainly due to the losses associated with impairment of aircraft; write-down of listed equity securities and impairment on long lived assets under continued asset deflation in Japan; and discontinued operations.

     With respect to the current fiscal year ending March 31, 2004 (“fiscal 2004”) thus far, we have seen the following:

•	We are continuously reviewing our company-wide asset and risk exposure. That is, we are focusing on businesses that generate higher returns or have increasing growth potential, while reducing businesses that are not profitable or are under-performing. For example, we have been increasing our investments with various projects with Companhia Vale do Rio Doce (the “CVRD”), a Brazilian mining company, engaging in businesses involving iron ore, copper, aluminum, magnesium, steel alloys, steel manufacturing, railways, marine transport and electric power. We have also been proceeding with the Sakhalin II project engaging in exploration, development, and sales of oil and natural gas resources in Russia.

•	Apart from above, we observe the following developments:

•	The Machinery, Electronics & Information Segment is currently experiencing increase in transactions involving electric power generation plants from companies in the infrastructure and energy sectors partly due to the recovering Asian market and the relative geopolitical stability in the Middle East.

•	The global market for the Chemical Segment is gradually improving as both the trading volume and demand for our petroleum and other chemical related products are increasing in Asia and certain other parts of the world. Furthermore, we are starting to see the affects of cost cutting measures and realignment of our operations we implemented in prior years.

•	Due to the turnaround of Sanyu Koami Co., Ltd., a subsidiary engaged in wholesale of food, the Foods Unit of the Consumer Products and Services Segment is beginning to show some improvement.

     With respect to our results of operations for the first quarter ended June 30, 2003, revenue-gross trading profit and consolidated net income increased compared to the same period last year mainly due to the improved performances in the Machinery, Electronics & Information; Chemical; and Metal Products & Minerals Segments. Specifically, in the Machinery, Electronics & Information Segment, we experienced higher profitability due to the increase in the number of transactions involving automobiles, vessels and industrial plants; in the Chemical Segment, transactions involving ammonia and petroleum related chemical products increased; and in the Metal Products & Minerals Segment, the continuing strong performances by overseas subsidiaries engaging in mineral resource related businesses contributed to the increase in the segment’s profitability. The increase in revenue-gross trading profit by such segments were partially offset by (i) the decrease in the gain on sale of securities and (ii) the increase in selling, general and administrative expenses such as the expected increase in pension related expenses. Despite the improvement in results of operations for the first quarter ended June 30, 2003, compared to the same period last year, we have some concern that the prolonged slowdown in the global economy may have a negative impact on our net income for the remainder of fiscal 2004 as we have experienced in fiscal 2003.

Class Action Antitrust Lawsuit Against Mitsui, Mitsui U.S.A., and Bioproducts

     Bioproducts Inc., Mitsui and Mitsui U.S.A. are close to reaching an agreement to settle the U.S. antitrust lawsuit with the class plaintiffs. There can be no assurance of the outcome, however, based upon the information currently available to us, the settlement amount may affect our consolidated financial position, results of operations, or cash flows. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal Proceeding — Antitrust Suits Against Mitsui, Mitsui U.S.A., and Bioproducts.”

E. Off-balance Sheet Arrangements.

     Not applicable.

F. Tabular Disclosure of Contractual Obligations.

     Not applicable.

Item 6. Directors, Senior Management and Employees.

A.     Directors and Senior Management.

     We are managed by a Board of Directors and executive officers. Currently, we have eleven Directors and forty executive officers including nine of which are also Directors. In accordance with our Articles of Incorporation and Regulations of the Board of Directors, each Director was elected for a term of two years ending at the close of the ordinary general meeting of shareholders relating to the last closing of accounts. Each executive officer has been appointed by the Board of Directors.

     The Board of Directors is our decision-making body. The Board of Directors determines our basic guidelines and policies by: establishing our corporate strategy; reviewing our business plans; and supervising and monitoring the activities of our executive officers.

     The executive officers are responsible for the execution of our corporate activities. They must follow and enforce the general guidelines and policies established by the Board of Directors and our Articles of Incorporation.

     Our executive officers consist of one President, three Executive Vice Presidents, five Senior Executive Managing Officers, seven Executive Managing Officers, seven Senior Managing Officers and seventeen Managing Officers.

     The execution by the Directors of their functions are audited by the Corporate Auditors. Each Corporate Auditor is elected by Mitsui’s shareholders. As of June 2003, we have five Corporate Auditors. In performing their auditing activities, they act independent of each other while they constitute and act through the board of Corporate Auditors which the applicable Japanese laws and regulations require.

     Directors, Corporate Auditors and Executive Officers

     Our Directors, Corporate Auditors and executive officers as of the end of June 2003 are:

Directors

Name	Position

Nobuo Ohashi	Chairman and Executive Director
Shoei Utsuda	Executive Director
Hiroshi Nagata	Executive Director
Kazumi Nakagawa	Executive Director
Norio Shoji	Director
Tasuku Kondo	Executive Director
Katsuto Momii	Executive Director
Tetsuya Matsuoka	Executive Director
Yasuo Hayashi	Executive Director
Masataka Suzuki	Executive Director
Akishige Okada	Director (1), Chairman of the Board of Sumitomo Mitsui Banking Corporation

(1)	Mr. Akishige Okada is an external director as defined in the Commercial Code of Japan. See “Item 6.C. Board Practices.”

Corporate Auditors

Name	Position

Makoto Ejima	Corporate Auditor
Ko Matsukata	Corporate Auditor (1)
Minoru Suzuki	Corporate Auditor (1)
Yasutaka Okamura	Corporate Auditor (1), Corporate Auditor of Toyota Motor Corporation
Hiroshi Matsuura	Corporate Auditor

(1)	Mr. Ko Matsukata, Mr. Minoru Suzuki and Mr. Yasutaka Okamura are external Corporate Auditors as defined in the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of joint stock corporations. See “Item 6.C. Board Practices.”

Executive Officers

Name	Position

Shoei Utsuda	President and Chief Executive Officer
Hiroshi Nagata	Executive Vice President
Kazumi Nakagawa	Executive Vice President; Chief Compliance Officer
Norio Shoji	Executive Vice President; Managing Director, Mitsui & Co. Europe PLC
Tasuku Kondo	Senior Executive Managing Officer; Chief Financial Officer
Katsuto Momii	Senior Executive Managing Officer
Tetsuya Matsuoka	Senior Executive Managing Officer
Yasuo Hayashi	Senior Executive Managing Officer
Masataka Suzuki	Senior Executive Managing Officer
Toshihiko Sasahira	Executive Managing Officer; General Manager, Osaka Office
Gempachiro Aihara	Executive Managing Officer; General Representative of Mitsui & Co., Ltd. in China
Yushi Nagata	Executive Managing Officer; Chief Operating Officer, Electric Machinery, Plant & Project Business Unit
Jun Moriyama	Executive Managing Officer; General Manager, Nagoya Office
Hiroshi Tada	Executive Managing Officer; Chairman for the Americas
Motokazu Yoshida	Executive Managing Officer; Chief Operating Officer, Motor Vehicles, Marine & Aerospace Business Unit
Yoshiyuki Kagawa	Executive Managing Officer; Chief Operating Officer, Energy Business Unit
Yasunori Yokote	Senior Managing Officer; General Representative of Mitsui & Co., Ltd. in Indonesia
Yoshiyuki Izawa	Senior Managing Officer; Chief Operating Officer, Information Business Unit
Osamu Mori	Senior Managing Officer; General Manager, Finance Division
Motohiro Yano	Senior Managing Officer; Chief Operating Officer, Inorganic Chemicals Unit
Kazuya Imai	Senior Managing Officer
Toshihiro Soejima	Senior Managing Officer; General Manager, Corporate Planning & Strategy Division
Satoru Miura	Senior Managing Officer; Chief Operating Officer, Iron & Steel Products Unit
Junichi Masuda	Managing Officer; Chief Operating Officer, Transportation Logistics Unit
Masayoshi Sato	Managing Officer; Chief Operating Officer, Foods Unit
Kenji Dewa	Managing Officer; Chief Operating Officer, Petrochemicals Unit
Michio Matsuda	Managing Officer; Chief Operating Officer, Telecommunications, Transportation & Industrial Systems Business Unit
Takeshi Ohyama	Managing Officer; General Manager, Personnel Division
Takao Sunami	Managing Officer; General Manager, Fukuoka Office
Hirokazu Mizukami	Managing Officer; Chief Operating Officer, Retail Unit
Ken Abe	Managing Officer; Chief Operating Officer, Iron & Steel Raw Materials Unit
Junichi Matsumoto	Managing Officer;

Name	Position

Deputy General Representative of Mitsui & Co., Ltd. in China
Kazuo Tasaka	Managing Officer; Chief Operating Officer, Non-Ferrous Metals Unit
Shunichi Miyazaki	Managing Officer; General Manager, Consumer Products & Services Administrative Division
Shinjiro Ogawa	Managing Officer; General Manager, Machinery, Electronics & Information Administrative Division
Toshimasa Furukawa	Managing Officer; President, Mitsui & Co., (Taiwan) Ltd.
Akio Ikeda	Managing Officer; Chief Operating Officer, General Merchandise Unit
Hiroshi Ito	Managing Officer; Chief Operating Officer, Service Business Unit
Jitsuro Terashima	Managing Officer; President, Mitsui Global Strategic Studies Institute
Motonori Murakami	Managing Officer; General Manager, General Accounting Division

     Set forth below are the date of birth, the current position and the prior positions of our Directors, Corporate Auditors, and Executive Officers.

Directors

Name	Nobuo Ohashi
Date of Birth	September 13, 1938
Current Position	Chairman and Executive Director (since October 1, 2002)
Prior Positions	• 1994	A member of Board of Directors (Director, General Manager of Seoul Office)
	• 1996	Director, Chief Operating Officer of Foods Unit
	• 1997	Executive Managing Director, Chief Operating Officer of Foods Unit
	• 1998	Executive Managing Director, General Manager of Corporate Planning Division
	• 1999	Senior Executive Managing Director, General Manager of Corporate Planning Division
	• 2000	Executive Vice President
	• 2002	Executive Vice President, President of Consumer Products & Services Group

Name	Shoei Utsuda
Date of Birth	February 12, 1943
Current Position	President and Chief Executive Officer (since October 1, 2002)
Prior Positions	• 1997	A member of Board of Directors (Director, General Manager of Machinery, Electronics & Information Administrative Division)
	• 1998	Director, Chief Operating Officer of Information Business Unit
	• 2000	Executive Managing Director, General Manager of Corporate Planning Division
	• 2002	Senior Executive Managing Officer, Chief Strategic Officer, Responsible for Administration Division

Name	Hiroshi Nagata
Date of Birth	February 22, 1941
Current Position	Executive Vice President (since April 1, 2002)
Prior Positions	• 1996	A member of Board of Directors (Director, Chief Operating Officer of Inorganic Fertilizer Business Unit)
	• 1999	Executive Managing Director, Managing Director of Mitsui & Co. Europe PLC, Managing Director of Mitsui & Co. UK PLC and Chairman of Mitsui & Co. International (Europe) B.V.
	• 2001	Senior Executive Managing Director
	• 2002	Executive Vice President, President of Chemical Group

Name	Kazumi Nakagawa
Date of Birth	April 9, 1941
Current Position	Executive Vice President, Chief Compliance Officer (since October 1, 2002)
Prior Positions	• 1997	A member of Board of Directors (Director, General Manager of Personnel Division)
	• 2000	Executive Managing Director, General Manager of Osaka Office
	• 2002	Senior Executive Managing Officer & Chief Administrative Officer, Responsible for Personnel Division, Legal Division, General Affairs Division and Chief Compliance Officer

Name	Norio Shoji
Date of Birth	September 17, 1940
Current Position	Executive Vice President and Chairman, Managing Director of Mitsui & Co. Europe PLC (since April 1, 2003)
Prior Positions	• 1996	A member of Board of Directors (Director, Chief Operating Officer of Energy Business Unit)
	• 1999	Executive Managing Director, Chief Operating Officer of Energy Business Unit
	• 2001	Senior Executive Managing Director
	• 2002/4	Senior Executive Managing Officer and President of Energy Group
	• 2002/10	Senior Executive Managing Officer, Managing Director of Mitsui & Co. Europe PLC, Managing Director of Mitsui & Co. UK PLC and Chairman of Mitsui & Co. International (Europe) B.V.

Name	Tasuku Kondo
Date of Birth	August 12, 1942
Current Position	Senior Executive Managing Officer and Chief Financial Officer (since April 1, 2002)
Prior Positions	• 1996	A member of Board of Directors (Director, General Manager of Finance Division)
	• 1998	Executive Managing Director
	• 2002	Senior Executive Managing Officer and Chief Financial Officer, Responsible for General Accounting Division, Finance Division and Corporate Risk Management Division

Name	Katsuto Momii
Date of Birth	March 4, 1943
Current Position	Senior Executive Managing Officer (since April 1, 2003)
Prior Positions	• 1997	A member of Board of Directors (Director, Operating Officer of Iron & Steel Raw Materials Unit)
	• 1998	Director, Chief Operating Officer of Iron & Steel Raw Materials Unit
	• 2000	Executive Managing Director, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc.
	• 2002	Senior Executive Managing Officer, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc.

Name	Tetsuya Matsuoka
Date of Birth	January 5, 1945
Current Position	Senior Executive Managing Officer and Chief Operating Officer of Business Process
Re-Engineering Project Headquarters (since October 1, 2002)
Prior Positions	• 1998	A member of Board of Directors (Director, General Manager of Metals Administrative Division)
	• 1999	Director, Chief Operating Officer of Non-Ferrous Metals Unit
	• 2001	Executive Managing Director, Managing Director of Mitsui & Co. Europe PLC, Managing Director of Mitsui & Co. UK PLC and Chairman of Mitsui & Co. International (Europe) B.V.
	• 2002	Senior Executive Managing Officer & Chief Strategic Officer, Responsible for Administration Division

Name	Yasuo Hayashi
Date of Birth	August 5, 1942
Current Position	Senior Executive Managing Officer (since April 1, 2003)
Prior Positions	• 2000	A member of Board of Directors (Executive Managing Director)
	• 2001	Executive Managing Director, Chief Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery Electronics & Information Group
	• 2002	Executive Managing Director, President of Machinery Electronics & Information Group

Name	Masataka Suzuki
Date of Birth	April 2, 1944
Current Position	Senior Executive Managing Officer (since April 1, 2003)
Prior Positions	• 1999	A member of Board of Directors (Director, Chief Operating Officer of Textile & Fashion Unit)
	• 2002	Executive Managing Director, Chief Operating Officer of Textile & Fashion Unit, Consumer Products & Services Group
	• 2002	Executive Managing Director, President of Consumer Products & Services Group

Name	Akishige Okada
Date of Birth	April 9, 1938
Current Position	Director (since June 27, 2003)
Prior Positions	• 2001	Director, Chairman of Sumitomo Mitsui Banking Corporation (remaining as the same position on June 30, 2003)
	• 2002	Director, Chairman of Sumitomo Mitsui Financial Group (remaining as the same position on June 30, 2003)
Corporate Auditors

Name	Makoto Ejima
Date of Birth	April 23, 1937
Current Position	Corporate Auditor
Prior Positions	• 1992	Director, Chief Operating Officer of Non-Ferrous Metals Unit
	• 1995	Executive Managing Director, General Manager of Osaka Office
	• 1997	Senior Executive Managing Director, General Manager of Osaka Office
	• 2000	Executive Vice President

Name	Ko Matsukata
Date of Birth	March 27, 1933
Current Position	Corporate Auditor
Prior Positions	• 1996	Vice Chairman of Mitsui Marine and Fire Insurance Co., Ltd.

Name	Minoru Suzuki
Date of Birth	March 14, 1932
Current Position	Corporate Auditor
Prior Positions	• 1994	President of Sakura Securities Co., Ltd.

Name	Yasutaka Okamura
Date of Birth	June 13, 1929
Current Position	Corporate Auditor
Prior Positions	• 1992	Prosecutor, General
	• 1997	Corporate Auditor of Toyota Motor Corporation

Name	Hiroshi Matsuura
Date of Birth	May 24, 1946
Current Position	Corporate Auditor
Prior Positions	• 1996	General Manager of Corporate Risk Management Division

Executive Officers (excluding Executive Officers who are also a Director)

Name	Toshihiko Sasahira
Date of Birth	February 2, 1941
Current Position	Executive Managing Officer, General Manager of Osaka Office (since June 27, 2002)
Prior Positions	• 1997	A member of Board of Directors (Director, General Manager of Chemical Administrative Division)
	• 1998	Director, Executive Vice President of Mitsui & Co. (U.S.A), Inc.
	• 2000	Director, Chief Operating Officer of Petrochemicals & Polymers Unit
	• 2001	Executive Managing Director, Chief Operating Officer of Petrochemicals & Polymers Unit
	• 2002/4	Executive Managing Director, Executive Managing Officer, General Manager of Osaka Office

Name	Gempachiro Aihara
Date of Birth	October 3, 1943
Current Position	Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China (since June 27, 2002)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Performance Chemicals Unit)
	• 2002/4	Executive Managing Director, Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China

Name	Yushi Nagata
Date of Birth	August 30, 1946
Current Position	Executive Managing Officer, Chief Operating Officer of Electric Machinery, Plant & Project Business Unit (since October 1, 2002)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Plant & Project Business Unit)
	• 2001	Director, Operating Officer of Electric Machinery, Plant & Project Business Unit
	• 2002/4	Executive Managing Director, Executive Managing Officer, Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Executive Managing Officer, Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery, Electronics & Information Group

Name	Jun Moriyama
Date of Birth	December 7, 1946
Current Position	Executive Managing Officer, General Manager of Nagoya Office (since April 1, 2003)
Prior Positions	• 1999	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Unit)
	• 2001	Director, General Manager of Nagoya Office
	• 2002/4	Director, Senior Managing Officer, General Manager of Nagoya Office
	• 2002/6	Senior Managing Officer, General Manager of Nagoya Office

Name	Hiroshi Tada
Date of Birth	March 3, 1945
Current Position	Executive Managing Officer, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc. (since April 1, 2003)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Raw Materials Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit, Metals Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit, Metals Group

Name	Motokazu Yoshida
Date of Birth	January 7, 1948
Current Position	Executive Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit (since April 1, 2003)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit)
	• 2002/4	Director, Senior Managing Officer Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group

Name	Yoshiyuki Kagawa
Date of Birth	November 22, 1946
Current Position	Executive Managing Officer, Chief Operating Officer of Energy Business Unit (since April 1, 2003)
Prior Positions	• 2002	Managing Officer, Chief Operating Officer of Energy Business Unit, Energy Group

Name	Yasunori Yokote
Date of Birth	June 23, 1946
Current Position	Senior Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia (since June 27, 2002)
Prior Positions	• 2000	A member of Board of Directors (Director, General Manager of Personnel Division)
	• 2002/4	Director, Senior Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia

Name	Yoshiyuki Izawa
Date of Birth	February 10, 1948
Current Position	Senior Managing Officer, Chief Operating Officer of Information Business Unit (since June 27, 2002)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Information Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Information Business Unit, Machinery, Electronics & Information Group

Name	Osamu Mori
Date of Birth	January 1, 1949
Current Position	Senior Managing Officer, General Manager of Finance Division (since June 27, 2002)
Prior Positions	• 2000	A member of Board of Directors (Director, General Manager of Finance Division)
	• 2002/4	Director, Senior Managing Officer, General Manager of Finance Division

Name	Motohiro Yano
Date of Birth	June 30, 1944
Current Position	Senior Managing Officer, Chief Operating Officer of Inorganic Chemicals Unit (since June 27, 2002)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Fertilizer & Inorganic Chemicals Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Inorganic Chemicals Unit, Chemical Group

Name	Kazuya Imai
Date of Birth	April 20, 1946
Current Position	Senior Managing Officer (since June 27, 2002)
Prior Positions	• 2001	A member of Board of Directors (Director, Executive Vice President of Mitsui & Co. (U.S.A.), Inc.)
	• 2002/1	Director
	• 2002/4	Director, Senior Managing Officer

Name	Toshihiro Soejima
Date of Birth	November 10, 1946
Current Position	Senior Managing Officer, General Manager of Corporate Planning & Strategy Division (since January 1, 2003)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Electronics Devices Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group

Name	Satoru Miura
Date of Birth	March 2, 1947
Current Position	Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit (since June 27, 2002)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit, Metals Group

Name	Junichi Masuda
Date of Birth	September 7, 1945
Current Position	Managing Officer, Chief Operating Officer of Transportation Logistics Unit (since June 27, 2002)

Name	Masayoshi Sato
Date of Birth	November 30, 1945
Current Position	Managing Officer, Chief Operating Officer of Foods Unit (since April 1, 2002)

Name	Kenji Dewa
Date of Birth	June 17, 1946
Current Position	Managing Officer, Chief Operating Officer of Petrochemicals Unit (since April 1, 2002)

Name	Michio Matsuda
Date of Birth	October 3, 1946
Current Position	Managing Officer, Chief Operating Officer of Telecommunications, Transportation & Industrial Systems Business Unit (since January 1, 2003)
Prior Positions	• 2002/4	Managing Officer, Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery, Electronics & Information Group
	• 2002/9	Managing Officer, Chief Operating Officer of Communications, Transportation & Industrial Project Business Unit

Name	Takeshi Ohyama
Date of Birth	May 18, 1947
Current Position	Managing Officer, General Manager of Personnel Division (since April 1, 2002)

Name	Takao Sunami
Date of Birth	August 22, 1947
Current Position	Managing Officer, General Manager of Fukuoka Office (since January 1, 2003)
Prior Positions	• 2002	Managing Officer, General Manager of eMitsui Business Division

Name	Hirokazu Mizukami
Date of Birth	August 24, 1947
Current Position	Managing Officer, Chief Operating Officer of Retail Unit (since April 1, 2002)

Name	Ken Abe
Date of Birth	September 19, 1947
Current Position	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit (since April 1, 2003)
Prior Positions	• 2002	Managing Officer, General Manager of Metals Administrative Division

Name	Junichi Matsumoto
Date of Birth	September 25, 1947
Current Position	Managing Officer, Deputy General Vice Representative of Mitsui & Co., Ltd. in China (since January 1, 2003)
Prior Positions	• 2002	Managing Officer, General Manager of Corporate Planning Division

Name	Kazuo Tasaka
Date of Birth	December 27, 1947
Current Position	Managing Officer, Chief Operating Officer of Non-Ferrous Metals Unit (since April 1, 2002)

Name	Shunichi Miyazaki
Date of Birth	February 11, 1948
Current Position	Managing Officer, General Manager of Consumer Products & Services Administrative Division (since April 1, 2002)

Name	Shinjiro Ogawa
Date of Birth	September 17, 1948
Current Position	Managing Officer, General Manager of Machinery, Electronics & Information Administrative Division (since April 1, 2002)

Name	Toshimasa Furukawa
Date of Birth	December 25, 1948
Current Position	Managing Officer, President of Mitsui & Co. (Taiwan) Ltd. (since April 1, 2002)

Name	Akio Ikeda
Date of Birth	January 1, 1947
Current Position	Managing Officer, Chief Operating Officer of General Merchandise Unit (since April 1, 2003)

Name	Hiroshi Ito
Date of Birth	February 8, 1947
Current Position	Managing Officer, Chief Operating Officer of Service Business Unit (since April 1, 2003)

Name	Jitsuro Terashima
Date of Birth	August 11, 1947
Current Position	Managing Officer, President of Mitsui Global Strategic Studies Institute (since April 1, 2003)

Name	Motonori Murakami
Date of Birth	November 19, 1948
Current Position	Managing Officer, General Manager of General Accounting Division (since April 1, 2003)

     There is no family relationship between any Directors, Corporate Auditors, Executive Officers and any other persons named above. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director, a Corporate Auditor or a member of the senior management.

B.     Compensation.

     The aggregate amount of compensation, including benefits from Directors’, Auditors’ and Executive Officers’ Pension Plan, paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2003, was ¥2,473 million.

     In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a retirement allowance, which is subject to an approval by shareholders at a general meeting of the shareholders. The amount of the retirement allowance generally reflects the number of years of service, rank at the time of retirement, special contributions to our performance.

     Retirement allowances, including benefits from Directors’, Auditors’ and Executive Officers’ Pension Plan, paid to retired individual Directors, Corporate Auditors and Executive Officers totaled ¥1,160 million, and the annual bonuses paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2003 was ¥105 million, both of which were included in the ¥2,473 million aggregate compensation discussed above.

     The amount set aside by us for Directors’, Corporate Auditors’ and Executive Officers’ Pension Plan to provide part of pension benefit to the retired Directors, Corporate Auditors, and Executive Officers was ¥813 million as of March 31, 2003.

     Since the retirement allowance is subject to the approval of shareholders at the general meeting of shareholders, there are no retirement allowances to be accrued for the Directors, Corporate Auditors, and Executive officers as of March 31, 2003.

C.     Board Practices.

     The information set forth in “Item 6. A. Directors and Senior Management” is incorporated into this section by reference.

     Our Directors have not entered into any service contracts with us providing for benefits upon termination of his or her employment.

     Our Directors and Corporate Auditors are elected at the general meetings of shareholders. In accordance with Mitsui’s Articles of Incorporation, Regulations of the Board of Directors and Regulations of the Corporate Auditors, the normal term of office for its Directors is two years and for its Corporate Auditors is four years(1). However, they may both serve any number of consecutive terms. The following table sets forth our Directors’, Corporate Auditors’ and Executive Officers’ terms of office and their shareholdings as of June 30, 2003.

(1)	In accordance with a supplementary provision to amendments of the Commercial Code of Japan, the term of Corporate Auditors who were elected prior to the ordinary general meeting of shareholders held on June 27, 2003 remains three years.

		Length of Time
		Served in Office
	Date of Expiration of	(From Appointment	Shareholdings as of
	Current Term of Office	to June 2003)	June 30, 2003

Director:
Nobuo Ohashi	June 2004	9 years	33,000
Shoei Utsuda	June 2005	6 years	18,103
Hiroshi Nagata	June 2004	7 years	20,000
Kazumi Nakagawa	June 2005	6 years	46,330
Norio Shoji	June 2004	7 years	20,283
Tasuku Kondo	June 2004	7 years	19,000
Katsuto Momii	June 2005	6 years	12,163
Tetsuya Matsuoka	June 2005	5 years	12,283
Yasuo Hayashi	June 2005	3 years	19,000
Masataka Suzuki	June 2005	4 years	11,000
Akishige Okada (2)	June 2005	Less than 1 year	0

(2)	Mr. Akishige Okada is an external director as defined in the Commercial Code of Japan.

		Length of Time
		Served in Office
	Date of Expiration of	(From Appointment	Shareholdings as of
	Current Term of Office	to June 2003)	June 30, 2003

Corporate Auditor:
Makoto Ejima	June 2005	1 year	40,900
Ko Matsukata (3)	June 2005	7 years	10,000
Minoru Suzuki (3)	June 2004	5 years	16,000
Yasutaka Okamura (3)	June 2007	Less than 1 year	0
Hiroshi Matsuura	June 2007	Less than 1 year	7,000

(3)	Mr. Ko Matsukata, Mr. Minoru Suzuki and Mr. Yasutaka Okamura are external Corporate Auditors as defined in the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Joint Stock Corporations.

		Length of Time
		Served in Office
	Date of Expiration of	(From Appointment	Shareholdings as of
	Current Term of Office	to June 2003)	June 30, 2003

Executive Officer (excluding Executive Officers who are also a Director):
Toshihiko Sasahira	March 2004	6 years	9,293
Gempachiro Aihara	March 2004	3 years	5,000
Yushi Nagata	March 2004	3 years	11,000
Jun Moriyama	March 2004	4 years	14,103
Hiroshi Tada	March 2004	3 years	14,000
Motokazu Yoshida	March 2004	2 years	6,000
Yoshiyuki Kagawa	March 2004	1 year	8,133
Yasunori Yokote	March 2004	3 years	7,000
Yoshiyuki Izawa	March 2004	3 years	6,000
Osamu Mori	March 2004	3 years	15,166
Motohiro Yano	March 2004	2 years	11,000
Kazuya Imai	March 2004	2 years	8,266
Toshihiro Soejima	March 2004	2 years	9,000
Satoru Miura	March 2004	2 years	6,206
Junichi Masuda	March 2004	1 year	9,000
Masayoshi Sato	March 2004	1 year	7,334
Kenji Dewa	March 2004	1 year	4,000
Michio Matsuda	March 2004	1 year	2,000
Takeshi Ohyama	March 2004	1 year	8,339
Takao Sunami	March 2004	1 year	4,755
Hirokazu Mizukami	March 2004	1 year	1,532
Ken Abe	March 2004	1 year	6,000
Junichi Matsumoto	March 2004	1 year	14,000
Kazuo Tasaka	March 2004	1 year	19,948
Shunichi Miyazaki	March 2004	1 year	6,000
Shinjiro Ogawa	March 2004	1 year	7,000
Toshimasa Furukawa	March 2004	1 year	10,000
Akio Ikeda	March 2005	Less than 1 year	2,000
Hiroshi Ito	March 2005	Less than 1 year	7,000
Jitsuro Terashima	March 2005	Less than 1 year	9,000
Motonori Murakami	March 2005	Less than 1 year	12,769

Total Shareholdings by Directors, Corporate Auditors, and Executive Officers			545,906

     Mitsui’s Articles of Incorporation provide that the Board of Directors shall elect from among its members Representative Directors, one of whom shall be the President. Under the Commercial Code of Japan, each of the Representative Directors has statutory authority and power to represent and act on behalf of the company in all respects.

     At least one of the Corporate Auditors(4) should be a person who has not been a director, general manager or employee of a company or any of its subsidiaries during the five-year period(5) prior to his/her election as a corporate auditor. Each Corporate Auditor has a statutory duty to examine financial statements, in collaboration with independent certified public accountants, and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration executed by the Directors of the company’s affairs. Corporate Auditors are required to participate in meeting of the Board of Directors but are not entitled to vote.

(4)	In accordance with amendments of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Joint Stock Corporations, the number of external Corporate Auditors after the conclusion of the first ordinary general meeting of shareholders held with respect to the fiscal year ending on and after May 1, 2005, is required to be at least half the number of Corporate Auditors of a large company whose capital is not less than ¥500 million, or whose total debt amount is not less than ¥20 billion.

(5)	In accordance with the same amendment as (4), an external Corporate Auditor who is elected at the first ordinary general meeting of shareholders held with respect to the fiscal year ending on and after May 1, 2005, is defined as any person who has not at any time been an employee, manager or director of the company or of any of its subsidiaries.

     The Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his/her opinion in the audit report if his/her opinion is different from the opinion expressed in the independent auditors’ report. The Board of Corporate Auditors is empowered to establish audit principles, methods of examination by the Corporate Auditors of the company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties. The Corporate Auditors may not at the same time be directors, managers or employees of the company or any of its subsidiaries or executive officers of any of its subsidiaries.

     Pursuant to home country practices exemptions granted to us by the NASDAQ National Market, we are permitted to follow certain corporate governance practices complying with relevant Japanese laws and Japanese stock exchange rules, which are different from those required for U.S. domestic companies under NASDAQ’s listing standards. NASDAQ rules and our current practices relating to corporate governance have the following significant differences:

•	Audit Committee. NASDAQ requires that a U.S. domestic company registered with NASDAQ have an audit committee consisting of at least three independent directors, and that the audit committee be charged with the responsibility of selecting, monitoring and communicating with the outside auditor of the company. We do not have an audit committee with functions called for by NASDAQ rules.

•	Shareholder Approval Policy. Pursuant to the amendment to the corporate governance standards that was approved by the Securities and Exchange Commission on June 30, 2003, NASDAQ requires, with limited exceptions, that shareholder approval be obtained with respect to any stock option or purchase plan and any other equity-compensation plan pursuant to which options or stock may be acquired by officers, directors, employees or consultants. We follow relevant Japanese laws which, as discussed in “Voting Rights” under “Item 10.B. Memorandum and Articles of Associations” of this annual report, generally require us to obtain shareholder approval only if stock options are to be issued with “specially favorable” conditions.

     NASDAQ also requires that, with certain exceptions specified in its rules, in connection with acquisition of stock or assets of another company, shareholder approval be obtained prior to issuance of common stock or securities convertible into or exercisable for common stock (1) if any director, and officer or substantial shareholder has a 5% interest, or all of them collectively have a 10% interest, in the stock or assets and the issuance would increase the outstanding common shares or voting power of these parties by more than 5%, and (2) if due to the issuance, the voting power of the common stock held by these parties equals or exceeds 20% of the voting power outstanding before the issuance or if the number of shares of the common stock held by these parties equals or exceeds 20% of the number of shares outstanding before the issuance. As permitted by home country practices exemptions granted to us by the NASDAQ National Market, we follow relevant Japanese laws which, as discussed in “Voting Rights” under “Item 10.B. Memorandum and Articles of Associations” of this annual report, generally require us to obtain shareholder approval with respect to the issuance of new shares at a “specially favorable” price or issuance of bond with share acquisition right with “specially favorable” terms or of acquisition right with “specially favorable” terms to person other than shareholders.

     On October 9, 2002, the National Association of Securities Dealers, Inc., through its subsidiary, The NASDAQ Stock Market, Inc., filed with the Securities and Exchange Commission proposed changes to its corporate governance standards. The areas of corporate governance covered by the proposed changes include the definition and role of independent directors, the responsibilities of the audit committee and codes of conduct. Subsequently, on March 11, 2003, NASDAQ filed with the Securities and Exchange Commission Amendment No. 1 to its proposed rule changes. Also, in April 2003, the Securities and Exchange Commission promulgated Rule 10A-3 pursuant to Section 301 of the Sarbanes-Oxley Act, requiring self-regulatory organizations and NASDAQ to implement the provisions of that rule regarding listed company audit committees. In addition, on June 30, 2003, the Securities and Exchange Commission approved the amendment to NASDAQ’s corporate governance standards relating to shareholder approval of equity-compensation plans, which is described under “Shareholder Approval Policy” above. NASDAQ may further amend its proposed rule changes in order to reflect the requirements of Rule 10A-3. The proposed rule changes, as amended, will become effective upon the Securities and Exchange Commission’s approval.

     The proposed rule changes, as amended, will generally continue to grant home country practices exemptions to non-U.S. companies listed on NASDAQ, including us, but, pursuant to the requirements of Rule 10A-3, those provisions of the amended corporate governance standards that implement the requirements of Rule 10A-3 will be applicable to listed non-U.S. companies. Among such requirements, a foreign private issuer listed on NASDAQ will be required to have an audit committee consisting of at least three directors all of whom must be independent under the standards set forth in paragraph (b) of Rule 10A-3, and the audit committee will be required to be directly responsible for the appointment, compensation, retention and oversight of the work of the accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer, unless one or more of the exemptions set forth in Rule 10A-3 apply. We expect that, pursuant to paragraph (a)(5) of Rule 10A-3, the amended corporate governance standards of NASDAQ implementing the requirements of the rule will become applicable to foreign private issuers listed on NASDAQ on July 31, 2005.

     As described in this “Item 6.C. Board Practices,” we have a Board of Corporate Auditors who examine our financial statements and business reports which are submitted by the Board of Directors to the general meeting of shareholders and supervise the administration of our affairs by the directors. We plan to take appropriate steps with respect to our corporate governance system by July 31, 2005 so that our Board of Corporate Auditors would fully satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3, for the purpose of availing ourselves of the general exemption provided by that paragraph from the amended corporate governance standards of NASDAQ implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

     The rights of ADS holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.

Limitation of Liabilities of Directors and Corporate Auditors

     The Articles of Incorporation of Mitsui provide that Mitsui may, by resolution of the Board of Directors, limit the liabilities of Directors and Corporate Auditors to the extent as permitted by Japanese laws. The Articles of Incorporation of Mitsui also provide that Mitsui may conclude a contract with external Directors to limit the liability of such Directors to the extent as permitted by Japanese laws. In accordance with such provision of the Articles of Incorporation, Mitsui has concluded with Mr. Akishige Okada, an external Director, a contract dated June 27, 2003 to limit his liability to the extent as permitted by Japanese laws.

D.     Employees.

     As of the years ended March 31, 2003, 2002 and 2001, we had 37,734, 36,116 and 33,712 employees, respectively. The average number of temporary employees during the year ended March 31, 2003 was 8,851.

     The following table sets forth the number of employees by operating segment as of the years ended March 31, 2003, 2002 and 2001.

	Year Ended March 31,

	2003	2002	2001

Operating Segment:
Metals Products & Minerals	4,033	4,213	3,922
Machinery, Electronics & Information (1)	6,565	6,187	5,427
Chemical	3,075	2,742	3,595
Energy	1,303	1,349	841
Consumer Products & Services	9,796	9,242	8,397
Domestic Branches and Offices	2,945	3,309	3,242
Americas	2,637	2,567	2,130
Europe	1,173	1,263	1,196
Other Overseas Areas	3,182	3,064	2,811
Corporate	3,025	2,180	2,151

Total	37,734	36,116	33,712

(1)	From the fiscal year beginning April 1, 2002, “Electronics & Information” is combined with “Machinery.” The operating segment information for the years ended March 31, 2002 and 2001 has been restated to conform to the presentation for the year ended March 31, 2003.

     We consider the relationship between management and our labor unions to be good.

E.     Share Ownership.

     Directors, Corporate Auditors and Executive Officers

     As of June 30, 2003, the members of Mitsui’s Board of Directors, Corporate Auditors and Executive Officers held as a group, 599,415 shares of our common stock, representing 0.04% of the shares outstanding. This number of shares includes 53,509 shares held by Mitsui Executives’ Shareholding Association.

     None of Mitsui’s Directors, Corporate Auditors nor Executive Officers is the beneficial owner of more than 1% of Mitsui’s common stock. The number of shares held by Mitsui’s Directors, Corporate Auditors and Executive Officers, on an individual basis, is set forth in “Item 6.C. Board Practices,” and is incorporated herein by reference.

     Employees Shareholding Association

     Mitsui operates an Employees’ Shareholding Association (hereinafter, “Association”) which, as of June 30, 2003, has 3,388 employee member participants.

     Employee members declare monthly the amount to be deducted from their salary to be used to purchase Mitsui’s shares (common stock) through the Association. Employee members receive from Mitsui a monthly subsidy equivalent to 10% of the declared amount, such that they may purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Association. Employee members are able to sell part of their shares that have been reserved for them under Association’s plan, in the multiples of 1,000 shares, once every month. As of June 30, 2003, the total amount of shares having voting rights owned by the Association was 14,911,502, representing 0.94% of the total shares issued and outstanding.

     Mitsui does not have any other arrangements for involving its employees in the capital of Mitsui, including any arrangement that involves the issue or grant of options, shares or securities of Mitsui.

Item 7. Major Shareholders and Related Party Transactions.

A.     Major Shareholders.

     As of March 31, 2003, there were 1,583,674,837 shares of our common stock issued (including 2,297,845 shares of treasury stock), of which 4,114,840 shares were in the form of ADSs, representing 0.26% of our then outstanding common stock, and 47,070,395 shares, representing 2.97% of our then outstanding common stock, were held of record in the form of common stock by residents in the United States. The number of registered ADS holders was 44, and the number of registered holders of shares of common stock in the United States was 108.

     As of March 31, 2003, The Master Trust Bank of Japan, Ltd. which owned 127,980,000 shares, or 8.08% of our then outstanding common stock and Japan Trustee Services Bank, Ltd. which owned 118,735,000 shares, 7.49% of our then outstanding common stock are shareholders that are the beneficial owners of 5% or more of our voting securities. To our knowledge, the following table shows our major beneficial shareholders as of March 31, 2003, including beneficial shareholders who owned less than 5% of our then outstanding common stock, disclosed under the Security and Exchange Law of Japan.

	Number of shares of	Percentage of
	common stock owned	common stock
Shareholders	(thousands)	outstanding

The Master Trust Bank of Japan, Ltd. (trust account)	127,980	8.08%
Japan Trustee Services Bank, Ltd. (trust account)	118,735	7.49
The Chuo Mitsui Trust and Banking Company, Limited	61,597	3.88
Mitsui Mutual Life Insurance Co.	57,411	3.62
Sumitomo Mitsui Banking Corporation	57,357	3.62
Mizuho Corporate Bank, Ltd.	48,083	3.03
Nippon Life Insurance Co.	36,025	2.27
Mitsui Sumitomo Insurance Co., Ltd.	33,600	2.12
The Bank of Tokyo-Mitsubishi, Ltd.	31,532	1.99
The Chase Manhattan Bank, N.A. London Sees Lending Omnibus Account	28,894	1.82

     Under the Securities and Exchange Law of Japan, any person that becomes a holder (together with its related persons) of 5% of the total issued voting shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) must file a report with the Director of the relevant Local Finance Bureau and send a copy of such report to the company. A similar report must also be filed if the percentage holding of a holder of more than 5% of the total issued voting shares of a company increases or decreases by 1% or more.

     Based on such reports we have received, we are aware that each of the following persons, together with its affiliates, was the beneficial owner of our common stock in the amounts and as of the dates shown in the following tables:

Schroder Investment Management (Japan) Ltd.	Number of shares of
	common stock owned	Percentage of common
Ownership as of	(thousands)	stock outstanding

March 31, 2001	83,594,724	5.28
December 31, 2001	109,646,132	6.92
March 31, 2002	128,384,568	8.10
September 30, 2002	150,816,435	9.52
November 28, 2002	167,083,785	10.55

Mitsui Asset Trust Banking Company, Limited	Number of shares of
	common stock owned	Percentage of common
Ownership as of	(thousands)	stock outstanding

March 31, 2002	110,312,214	6.96

Mizuho Corporate Bank, Ltd.	Number of shares of
	common stock owned	Percentage of common
Ownership as of	(thousands)	stock outstanding

April 30, 2002	86,611,342	5.46
July 31, 2002	84,466,738	5.32
January 31, 2003	85,155,623	5.37
April 30, 2003	76,810,314	4.84

Mitsubishi Tokyo Financial Group, Ltd.	Number of shares of
	common stock owned	Percentage of common
Ownership as of	(thousands)	stock outstanding

April 30, 2001	82,623,664	5.20
October 31, 2001	83,178,527	5.24
October 31, 2002	78,749,296	4.97

The Fuji Bank, Ltd.	Number of shares of
	common stock owned	Percentage of common
Ownership as of	(thousands)	stock outstanding

October 31, 2001	98,542,194	6.20
January 31, 2002	88,498,432	5.57

     The voting rights of our major shareholders do not differ from the voting rights of other shareholders.

     To our knowledge, we are not directly or indirectly owned or controlled by any other corporations, by any foreign government or by any other natural or legal persons severally or jointly.

     We know of no arrangements which may, at a subsequent date, result in a change in control of Mitsui.

B.     Related Party Transactions.

     In conducting our business operations involving a broad range of products throughout the world, we have, in the ordinary course of business, formed alliances with leading partner companies in Japan and overseas, including manufacturers and companies in the field of natural resources, such as energy and ferrous materials. Moreover, in the ordinary course of business, from time to time, we make minority investments in, or provide loans to, amongst others, our customers, manufacturers, alliance partners, distributors or suppliers. We conduct our global business operations on a continuing basis with such associated companies. Our principal associated companies include Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Mitsui Leasing & Development, Ltd. (44.67%), Nihon Unisys, Ltd. (27.85%), Sakhalin Energy Investment Company Ltd. (25.00%), NextCom K.K. (33.25%), among others.

     The following tables set forth information regarding account balances and transactions with associated companies:

	As of March 31,

	2003	2002

	(In Millions of Yen)
Accounts receivable, trade	¥195,411	¥152,537
Advances to associated companies	170,038	98,490
Accounts payable, trade	77,033	68,926

     Dividends received from associated companies for the years ended March 31, 2003, 2002 and 2001 amounted to ¥13,037 million, ¥9,590 million and ¥7,876 million, respectively.

     Prices applied in transactions with associated companies are computed in the same way that such prices would be calculated in transactions with unrelated third parties. In addition, when associated companies are counterparties in transactions with us and we conduct such business under long-term procurement and/or sales contracts, in general, we conclude a corresponding sales contract with the purchasers (unrelated parties) of goods procured by us and/or with suppliers (unrelated parties) of the goods we sell to associated companies. Regarding any other commitments related to transactions with associated companies, we do not normally assume risk in excess of its percentage of share ownership in an associated company.

     In furtherance of our trading and business activities, it is customary practice for us to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2003, the aggregate amount of loans (including ¥79,674 million guarantees of any kind) made to associated companies was ¥261,491 million. The largest amount outstanding as of March 31, 2003 was a ¥43,935 million loan to Sakhalin Energy Investment Company Ltd., which was formed in 1994 to develop the Piltun Astokhskoye oil field and the Lunskoye gas field in the Sea of Okhotsk, offshore Sakhalin Island in the Russian far east. The loan was mainly from Mitsui Sakhalin Holdings B.V., which is a wholly owned subsidiary engaged in the investing and financing for Sakhalin Energy Investment Company Ltd. The interest rate on the loan was determined on an arm’s length transaction basis. Other major loans to associated companies are related to the power plant project and the projects in the development of natural resources jointly invested with other partners.

     In the ordinary course of our business, we have entered into transactions with various organizations with which certain of our Directors and Senior Management are associated but, no material transactions have been entered into for the three-year period ended March 31, 2003.

     As of March 31, 2003, no person was the beneficial owner of more than 10% of our common stock which might give that individual significant influence over us.

C.     Interests of Experts and Counsel.

     Not applicable.

Item 8. Financial Information.

A.     Consolidated Statements and Other Financial Information.

     The information required for this item is set forth in our audited consolidated financial statements included elsewhere in this annual report.

     Export Sales

     Our total revenue—gross trading profit from export transactions constitutes a significant portion of our total revenue—gross trading profit. The total amount of revenue—gross trading profit from export transactions for the year ended March 31, 2003 was ¥94,412 million or 17% of total revenue—gross trading profit of ¥569,802 million.

     Legal Proceedings

          Antitrust Suits against Mitsui, Mitsui U.S.A. and Novus International

     Since July 1999, Mitsui, Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”) and Novus International, Inc., our consolidated subsidiary, have been defendants in a series of lawsuits in the U.S. by methionine purchasers, who are claiming that there was a violation of the U.S. antitrust laws regarding methionine, an animal feed additive. In 2002, Mitsui, Mitsui U.S.A. and Novus International, Inc. reached agreements for settlement with the federal class action plaintiffs and the plaintiffs who opted out of that class action. Under these settlements, Novus International, Inc. paid U.S.$96 million as settlement amount. All other related lawsuits are pending. The settlement did not have a significant adverse effect on our consolidated results of operations for the year ended March 31, 2003.

          Criminal proceedings relating to Kunashiri bid-rigging allegations

     On July 3, 2002, Japanese authorities arrested three of our employees of Industrial Systems Division of the Machinery, Electronics & Information Segment, based on allegations that in 2000 they had interfered in the bidding process for the construction of a power generation facility on the Russian-held island of Kunashiri. On July 24, 2002, the Tokyo District Public Prosecutor’s Office indicted two of these individuals, the General Manager of the Fourth Project Department and the Manager of the Third Project Department. On February 25, 2003, these two individuals were convicted of improper conduct in the related bidding activities. Mitsui was not a defendant and did not anticipate being named as a defendant in these criminal proceedings. However, in order to express Mitsui’s regret over the alleged misconduct of our employees, senior officials, including Mr. Shigeji Ueshima, the Chairman of the Board of Directors, and Mr. Shinjiro Shimizu, the President and Chief Executive Officer, resigned effective September 30, 2002.

          Antitrust Suits against Mitsui, Mitsui U.S.A. and Bioproducts

     Our wholly-owned U.S. subsidiary, Bioproducts Inc., which produces choline chloride, an ingredient used in animal feed and pet foods, was named as a defendant in currently pending lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws. Although Mitsui and Mitsui U.S.A. are neither a manufacturer nor a seller of choline chloride in the U.S. market, Mitsui and Mitsui U.S.A. were also named as defendants, together with the manufacturers in a class action lawsuit and the other lawsuits, based on the plaintiff’s allegation that Mitsui and Mitsui U.S.A. were involved in the violation of the antitrust laws. During the course of the legal proceedings, Mitsui and Mitsui U.S.A. have consistently denied any wrongdoing. However, on June 13, 2003 in the trial of the class action lawsuit before the Federal District Court of the District of Columbia, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws and that the damages suffered by the class plaintiffs are U.S.$49.5 million, subject to trebling pursuant to the U.S. antitrust laws. So far, judgment has not yet been entered. Giving consideration to the circumstances, Bioproducts Inc., Mitsui and Mitsui U.S.A. are close to reaching an agreement for settlement with the class plaintiffs. This settlement is subject to court approval. There can be no assurance of the outcome, however, based upon the information currently available to us, the settlement amount may affect our consolidated financial position, results of operations, or cash flows. All other related lawsuits, where Mitsui, Mitsui U.S.A. and Bioproducts Inc. are named as defendant, are still pending.

     In addition, various other legal proceedings are pending against us with respect to contractual obligations and other matters arising in connection with the conduct or the alleged conduct of our business. Based upon the information currently available to us, we believe that the outcome of such legal proceedings will not have a material effect on our consolidated financial position, results of operations, or cash flows.

     Dividend Policy

     We determine our dividend amount based on our earnings, financial condition, future earnings prospects and other factors. Based on this policy, at the ordinary general meeting of shareholders held on June 27, 2003, a year-end cash dividend was approved at the rate of ¥4 per share (¥80 per ADS). This was in addition to the ¥4 per share (¥80 per ADS) that we had already paid to each shareholder as an interim dividend, which was declared on November 13, 2002. Thus the annual cash dividend per share was ¥8 (¥160 per ADS).

     See “Item 10.B. Memorandum and Articles of Association.”

B.     Significant Changes.

     Except as disclosed in this annual report, there have not been any significant changes since the date of the latest annual financial statements included elsewhere in this annual report.

Item 9. The Offer and Listing.

A.     Offer and Listing Details.

     The primary market for our common stock is the Tokyo Stock Exchange (“TSE”). Our common stock is traded on the First Section of the TSE and is also listed on four other stock exchanges in Japan (Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges).

     Our ADSs, each representing 20 shares of common stock, are traded on the National Market of NASDAQ under the symbol MITSY. In addition, our common stock is listed on the Luxembourg Stock Exchange, in the form of European Depositary Receipts, each representing 20 shares; on the Frankfurt Stock Exchange, in the form of co-ownership shares, each representing 1 share, in Global Bearer Certificates; and on the Amsterdam Stock Exchange through the Amsterdam Securities Account System.

     There may from time to time be a differential between our common stock’s price on exchanges outside the United States and the market price of ADSs in the United States. The majority of our common stock traded outside of Japan is traded on the National Market of NASDAQ.

     ADRs, each evidencing one or more ADSs, were originally issued pursuant to a Deposit Agreement in May 1963, as amended from time to time, that we entered into with Citibank N.A. of New York as Depositary, and the holders of the ADRs.

     The following table sets forth for the periods indicated the reported high and low closing sales prices of our common stock on the TSE, and the reported high and low closing bid price quotations per ADS on the National Market of NASDAQ:

	TSE		NASDAQ

	Price per Share of
	Common Stock		Price per ADS
	(Yen)		(U.S. dollars)(1)

	High	Low	High	Low

Year ended March 31:
1999	¥874	¥480	$137.50	$77.00
2000	1,019	670	164.75	122.38
2001	851	605	161.50	98.00
2002	926	575	152.13	91.00
2003	910	531	146.75	89.40

Year ended March 31, 2002:
First quarter	¥846	¥641	$138.90	$106.00
Second quarter	926	628	152.13	106.00
Third quarter	762	575	125.75	91.00
Fourth quarter	829	627	126.25	96.10

Year ended March 31, 2003:
First quarter	¥910	¥756	$146.75	$113.50
Second quarter	825	603	135.00	100.42
Third quarter	636	531	103.01	89.40
Fourth quarter	679	550	111.50	91.40

Year ending March 31, 2004:
First quarter	¥629	¥541	$106.59	$90.90

Month of:
March 2003	¥642	¥574	$109.41	$98.04
April 2003	620	541	102.75	90.90
May 2003	600	542	103.12	92.52
June 2003	629	565	106.59	94.91
July 2003	696	620	116.98	106.76
August 2003	772	650	131.51	109.13

     On September 17, 2003, the closing sales price per share of our common stock on the TSE was ¥800, and the closing sales price per ADS on the NASDAQ National Market was U.S.$137.50.

(1)	All fractional figures of the prices per ADS are rounded to the nearest two decimal points.

B.     Plan of Distribution.

     Not applicable.

C.     Markets.

     See “Item 9.A. Offer and Listing Details.”

D.     Selling Shareholders.

     Not applicable.

E.     Dilution.

     Not applicable.

F.     Expenses of the Issue.

     Not applicable.

Item 10. Additional Information.

A.     Share Capital.

     Not applicable.

B.     Memorandum and Articles of Association.

     Organization

     Mitsui is a corporation (kabushiki kaisha) incorporated in Japan under the Commercial Code of Japan (the “Commercial Code”). It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau and several other registry offices of the Ministry of Justice.

     Objects and Purposes

     Article 2 of Mitsui’s Articles of Incorporation provides that our objects are to engage in the following business:

1.	Foreign trading business, purchasing and selling business, wholesaling business, agency business and brokerage business, relating to the following commodities:

(1)	Ferrous and non-ferrous metals and their raw materials and manufactured goods, and minerals.

(2)	Coal, petroleum, natural gas and other fuels and their by-products.

(3)	All kinds of machines and appliances (including measuring instruments and medical apparatus), equipment including manufacturing equipment, communications equipment and antipollution equipment, rolling stock and vehicles, ships and boats, aerospace equipment and aircraft, and parts for the foregoing.

(4)	All kinds of chemical products, salt, fertilizers, high-pressure gas, explosives, pharmaceuticals (including medicines, non-medicinal drugs, medicine for veterinary use, narcotics, powerful poison and poison), radio isotope, toilet preparations and their raw materials.

(5)	Cereals, sugar, oils and fats, feeds and their raw materials; livestocks, agricultural, dairy and marine products, processed foods, alcoholic beverage and other foodstuffs and drinks.

(6)	All kinds of textile products and their raw materials.

(7)	All kinds of fur products and raw fur.

(8)	Lumber, cement and other building materials.

(9)	Rubber, pulp, paper and their manufactured goods; tobacco, cigars, cigarettes and sundry goods.

(10)	Industrial water and drinking water.

2.	Exploration, development, manufacturing, processing, scrapping and recycling business relating to the above-mentioned commodities.

3.	Acquisition, planning, preservation, utilization and disposition of copyrights, patent rights, other intellectual property rights, know-how, system technology, and other software and acting as intermediary in such transactions.

4.	Information processing and supply, telecommunications business, broadcasting business, advertising business, publishing business, printing, translation, and production and sales of audio and visual copyright products.

5.	Forestry business, sawing business and lumber processing business.

6.	Movable assets leasing business.

7.	Secondhand goods business.

8.	Freight forwarding and agency business, land transportation business, marine transportation business, port transportation business, freight forwarding business, customs brokerage business, shipping agency business and warehousing business.

9.	Intermediary business for life insurance, non-life insurance and also for insurance under the Automobile Liability Law.

10.	Business as contractor, design of building, supervision and management of various construction works.

11.	Acquisition, disposition, leasing, utilization in any other manner and development of real estate and acting as intermediary in such transactions.

12.	Surveying and researching business relating to land, sea and sky.

13.	Investment in, purchasing, selling and handling as intermediary of negotiable instruments, etc.

14.	Lending moneys, guaranteeing and assuming debts, engaging in the sale and purchase of various credits, dealing in foreign exchange transactions, and conducting any other financing business.

15.	Operation and management of medical facilities, sports facilities and restaurants, and hotel business and travel business.

16.	Planning, administration and implementation of various events.

17.	Temporary personnel placement service business, training of personnel for development of appropriate job skills and qualifications, personnel guidance and training business.

18.	Maintenance and management of real estate.

19.	Business as investor, commodities investment dealer, commodities investment adviser, trustee for investment trusts, asset manager for investment corporations.

20.	Generation, supply, and sale or purchase of electricity.

21.	Provision of accountancy services.

22.	Buying, selling, and derivative transactions for greenhouse effect gas emissions rights and related intermediary services.

23.	Agent and intermediary for credit cards application.

24.	Consultancy business relating to the foregoing items.

25.	Other lines of business relating to any of the foregoing items.

     Directors

     Mitsui’s Articles of Incorporation do not have provisions with respect to: (a) a Director’s power to vote on a proposal, arrangement or contract in which the Director is materially interested; (b) the Director’s power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body; (c) the borrowing powers exercisable by the Directors and how such borrowing powers can be varied; (d) the retirement or non-retirement of Directors under an age limit requirement, or (e) the number of shares, if any, required for Director’s qualification.

     Under the Commercial Code, unless approved by the Board of Directors, the Directors must refrain from effecting any transaction with a company on his or her behalf or on that of a third person or otherwise effecting with a person other than the Director a transaction in which interests are contrary between a company and the Director, and any Director who has a material interest in the subject matter of a resolution to be taken by the Board of Directors cannot vote in such resolution. The total amounts of remuneration to Directors and that to Corporate Auditors are subject to the approval of the general meeting of shareholders and within such authorized amounts, the Board of Directors and the Board of Corporate Auditors are respectively authorized to determine the compensation to each Director and Corporate Auditor.

     The Commercial Code specifically requires the approval of the Board of Directors for a company to borrow a large amount of money. The Commercial Code does not specifically provide for what constitutes a “large” amount in these contexts. It has been the general practice of Mitsui’s Board of Directors to adopt an individual resolution for a borrowing in excess of certain amount determined by the Board of Directors to be a “large” amount for Mitsui. The Commercial Code has no provision with respect to: retirement or non-retirement of directors under an age limit requirement; and the Commercial Code prohibits any corporation from requiring a qualification share for a Director.

     Common Stock

     Set forth below is information relating to Mitsui’s common stock, including brief summaries of the relevant provisions of Mitsui’s Articles of Incorporation and Share Handling Regulations adopted by Mitsui’s Board of Directors, as currently in effect, and of the Commercial Code and related legislation.

          Authorized capital

     Article 5 of the Mitsui’s Articles of Incorporation provides that the total number of shares authorized to be issued by Mitsui is two billion five hundred million (2,500,000,000) shares.

     Under Mitsui’s Articles of Incorporation, currently in effect, only shares of common stock are issuable and 1,583,674,837 shares of common stock (including treasury stock of 2,297,845 shares) were issued, fully paid as of March 31, 2003.

          Dividends

     The Mitsui’s Articles of Incorporation provide that dividends, if any, shall be paid to shareholders, beneficial shareholders or pledgees of record as of the end of the Mitsui’s fiscal year, i.e., March 31. After the close of the fiscal period, the Board of Directors prepares, among other things, a proposed allocation of profits for dividends and other purposes; this proposal is submitted to Mitsui’s Corporate Auditors and to independent certified public accountants and then submitted for approval to shareholders at the ordinary general meeting, which is normally held in June of each year. In addition to provisions for dividends, if any, and for the legal reserve and other reserves, the allocation of profits customarily includes a bonus to Directors. In addition to year-end dividends, the Board of Directors may, by its resolution, declare a cash distribution pursuant to Article 293-5 of the Commercial Code (an “interim dividend”) to shareholders, beneficial shareholders or pledgees of record as of each September 30, without shareholders’ approval, but subject to the limitations described below.

     The Commercial Code provides that a company may not make any distribution of profit by way of dividends or interim dividends for any fiscal period unless it has set aside in its legal reserve an amount equal to at least one-tenth of the amount paid by way of appropriation of retained earnings for such fiscal period until the aggregate amount of capital surplus and legal reserve reaches one-quarter of its stated capital. Under the Commercial Code, a company is permitted to distribute profits by way of year-end or interim dividends out of the excess of its net assets over the aggregate of:

(i)	its stated capital;

(ii)	its capital surplus;

(iii)	its accumulated legal reserve;

(iv)	the legal reserve to be set aside in respect of the fiscal period concerned;

(v)	the excess, if any, of unamortized expenses incurred in preparation for commencement of business and in connection with research and development over the aggregate of amounts referred to in (ii), (iii) and (iv) above;

(vi)	the subscription price or the security deposit for the subscription price of new shares issued by the company; and

(vii)	if certain assets of the company are stated at market value pursuant to the provisions of the Commercial Code, the aggregate amount by which their market value exceeds acquisition cost.

     In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of Mitsui’s accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vii) above. In addition, if Mitsui’s shareholders have adopted a resolution for its purchase of its own shares, the total amount of purchase price authorized by such resolution shall, whether or not such purchase has been effected, be deducted from the amount available for interim dividend. The resolution of Mitsui’s ordinary general meeting of shareholders held on June 27, 2003 authorizes Mitsui to acquire up to 70,000,000 shares and ¥50,000 million by the closing of Mitsui’s ordinary general meeting of shareholders held in 2004.

     Under certain loan agreements with government-owned banks, the lenders may require us to submit proposals as to the payment of dividends and other appropriations of earnings for the lenders’ review and approval before presentation to the shareholders. Certain of such agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that Mitsui is able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the fiscal years ended March 31, 2003 and 2002, Mitsui did not receive any such requests, and there is no expectation that any such requests will be made.

     In Japan the “ex-dividend” date and the record date for dividends precede the date of determination of the amount of the dividends to be paid.

     Under the Articles of Incorporation, Mitsui is not obligated to pay any dividends or interim dividends which are left unclaimed for a period of three years after the date on which they first became payable.

     Shareholders’ Meetings

     Mitsui normally holds its ordinary general meeting of shareholders in June of each year in Tokyo, Japan. In addition, Mitsui may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks advance notice to shareholders.

     Under the Commercial Code, notice of a shareholders’ meeting setting forth the place, time, purpose thereof and providing a summary of the matters to be acted upon, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for any ordinary general meeting of shareholders of Mitsui is March 31.

     Any shareholder or group of shareholders holding at least 3% of the total outstanding voting rights, for a continuous period of six months or longer, may require the convocation of a general meeting of shareholders for a particular purpose. Unless such shareholders’ meeting is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day such demand is dispatched, the requiring shareholders may, upon obtaining court approval, convene such shareholders’ meeting.

     Any shareholder or group of shareholders holding at least 300 voting rights, or 1% of the total outstanding voting rights, for a continuous period of six months or longer, may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least eight weeks prior to the date set for such meeting.

     To attend a shareholders’ meeting in person or by proxy, shareholders must provide proof of identity upon request. Shareholders may be represented by proxies in writing appointed for the meeting. The representative must be Mitsui’s shareholder holding voting rights. The President of Mitsui acts as a chairman of the general meeting of shareholders pursuant to Mitsui’s Articles of Incorporation.

               Voting rights

     A shareholder is entitled to one vote per unit subject to the limitations on voting rights set forth in the following paragraph and “‘Unit’ share system—Voting rights under the unit share system” below. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Commercial Code and Mitsui’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total voting rights. Mitsui’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by Mitsui, may not exercise its voting rights with respect to shares of Mitsui that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also Mitsui’s shareholders holding voting rights. Mitsui’s shareholders also may cast their votes in writing.

     The Commercial Code provides that in order for a company to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders’ resolution, any offering of new shares at a “specially favorable” price (or any offering of the rights to subscribe for, or acquire its shares at a “specially favorable” conditions) to any persons other than shareholders, the quorum shall be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the meeting is required (the “special shareholders resolutions”); provided that any amendment to the Articles of Incorporation reducing the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, as set forth in “‘Unit’ share system—Voting rights under the unit share system.”

               Subscription rights

     Holders of Mitsui’s shares of common stock have no pre-emptive rights under its Articles of Incorporation. Authorized but unissued shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new shares at a “specially favorable” price mentioned under “Voting rights” above. The Board of Directors may, however, determine that shareholders shall be given subscription rights regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all shareholders as at a record date of which not less than two weeks prior public notice must be given. Each of the shareholders to whom such rights are given must also be given notice of the expiration thereof at least two weeks prior to the date on which such rights expire.

     Under the amendments to the Commercial Code which became effective on April 1, 2002, Mitsui may also issue the rights to subscribe for or acquire Mitsui’s shares. Subscription rights and the rights to subscribe for or acquire shares may be made transferable or nontransferable by the Board of Directors. Whether or not Mitsui will make such rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings.

               Liquidation rights

     In the event of Mitsui’s liquidation, the assets remaining after payment of all debts and liquidation expenses and taxes will be distributed among shareholders in proportion to the respective number of shares of common stock held.

               Record date

     March 31 is the record date for Mitsui’s year-end dividends. The shareholders and beneficial shareholders who are registered as the holders of the number of shares constituting 1 unit or more whole units in Mitsui’s register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, Mitsui may set a record date for determining the shareholders and/or beneficial shareholders entitled to other rights and for other purposes by giving at least two weeks prior public notice.

     The price of shares generally goes ex-dividends or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

     Repurchase by Mitsui of its Common Stock

     Except as otherwise permitted by the Commercial Code, in order for Mitsui to purchase its own shares a resolution of shareholders at an ordinary general meeting is required with respect to (i) the total number of shares and the total acquisition price which Mitsui may purchase during the period ending the conclusion of the next ordinary general meeting of shareholders, and (ii) if the purchase(s) is/are to be made from a specified person or persons, the identity of such person(s). The total amount of purchase price referred to above cannot exceed the amount which can be distributed as dividends as described under “Dividends” above less the sum of dividends to be approved by such ordinary general meeting of shareholders and the amounts to be transferred to stated capital. The shareholders resolution for (ii) above shall be by a special shareholders resolution and any shareholder who received a convocation notice of the general meeting of shareholders where the resolution on item (ii) above is sought may require Mitsui in writing not later than five days prior to the date set for the meeting to include him/her as the seller of his/her shares in the proposed purchase. Any purchase by Mitsui of its shares pursuant to the shareholders resolutions except in the case of (ii) above should be made either on the stock exchange or by way of tender offer. Shares so purchased may be retired by a resolution of the Board of Directors or held by Mitsui as treasury shares.

     Mitsui may acquire its own shares in response to a shareholder’s request for purchase of his/her shares representing less than 1 unit. See “‘Unit’ share system—Repurchase by the company of shares constituting less than a full unit” below.

               Transfer of shares

     Under the Commercial Code, the transfer of shares is effected by delivery of share certificates but, in order to assert shareholders’ rights against a company, the transferee must have its name and address registered on a company’s register of shareholders. For this purpose, Mitsui’s shareholders are required to file their names, addresses and seal with The Chuo Mitsui Trust and Banking Company, Limited, which is the transfer agent for Mitsui’s shares. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan.

     The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Pursuant to this system, a holder of the share is able to choose, at his discretion, to participate in this system and all certificates of the shares elected to be put into this system are deposited with the Japan Securities Depository Center, Inc. (“JASDEC”) (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC, on Mitsui’s register of shareholders. Each participating shareholder (“beneficial shareholder”) will, in turn, be registered in the register of Mitsui’s beneficial shareholders, and be treated in the same way as shareholders registered on Mitsui’s register of shareholders. In connection with the transfer of the shares held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions shall have the same effect as delivery of share certificates.

               “Unit” share system

     Pursuant to the Commercial Code, Mitsui has adopted 1,000 shares (50 ADSs) as 1 unit of shares. This unit share system is called “tangen-kabu-system.”

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

               Share certificates for less than a unit of shares

     Under its Article of Incorporation, except as otherwise provided in the Share Handling Regulations, Mitsui will not issue share certificates for less than a unit of shares. Thus, unless Mitsui’s Board of Directors takes a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision for not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates therefore, any fraction of a unit for which no share certificates are issued is not transferable.

               Repurchase by Mitsui of shares constituting less than a full unit

     A holder of shares constituting less than 1 unit may require Mitsui to purchase such shares at their market value.

               Increase in purchase of the shares to make one unit

     By the resolution of Mitsui’s ordinary general meeting of shareholders held on June 27, 2003, Mitsui amended the Articles of Incorporation to add a new provision as Article 7. Under this Article, any shareholder who holds shares less than one unit, may request Mitsui to sell such number of shares owned by Mitsui as are necessary to make one unit by adding the number of shares owned by such shareholder in accordance with the Share Handling Regulations and the Commercial Code.

               Effect of the unit share system on holders of ADSs

     A holder who owns ADSs evidencing less than 1,000 common shares will indirectly own less than a whole unit. Although, as discussed above, under the unit share system holders of less than a unit have the right to require Mitsui to purchase their shares or sell such number of shares owned by Mitsui as are necessary to make one unit by adding the number of their shares, holders of ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares of capital stock representing less than a unit and, therefore, are unable, as a practical matter, to exercise the rights to require Mitsui to purchase nor sell such underlying shares, unless Mitsui’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the numbers of shares less than a whole unit. As a result, access to the Japanese markets by holders of ADSs through the withdrawal mechanism will not be available for dispositions of shares in lots less than a unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

     Reporting of Substantial Shareholdings

     The Securities and Exchange Law of Japan and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on an over-the-counter market in Japan, to file a report concerning such shareholdings with the director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding or of any change in material matters set out in any previously-filed reports. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with share subscription rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, to the Japan Securities Dealers Association.

     Exercise of Voting Rights

     Except for the general limitation under Japanese anti trust and anti monopoly regulations against holding of shares of capital stock of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Commercial Code or Mitsui’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Mitsui or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of common stock of Mitsui.

     Change in Control

     There is no provision in Mitsui’s Articles of Incorporation that would have an effect of delaying, deferring or preventing a change in control of Mitsui and that would operate only with respect to merger, consolidation, acquisition or corporate restructuring involving Mitsui.

     Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

     Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each share, based on the previous day’s closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at such price on a particular trading day, or at all.

     On September 17, 2003, the closing price of our shares on the Tokyo Stock Exchange was ¥800 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥500 and ¥1,000 per share, as well as the daily price limit if our per share price were to rise to between ¥1,000 and ¥1,500, or fall to between ¥200 and ¥500. Other daily price limits would apply if our per share price moved to other ranges.

     Selected Daily Price Limits

				Maximum Daily
Previous Day's Closing Price or Special Quote				Price Movement

Greater or equal	¥200	Less than	¥500	¥80
Greater or equal	500	Less than	1,000	100
Greater or equal	1,000	Less than	1,500	200

     For a history of the trading price of our shares on the Tokyo Stock Exchange, see “Item 9.A. Offer and Listing Details” of this annual report.

C.     Material Contracts.

     Other than as set forth below, we have not entered into any material contracts, other than in the ordinary course of business.

     Corporate Separation Contract

     On December 7, 2001, Mitsui entered into a corporate separation (kaisha bunkatsu) contract with Sumisho Building Material Co., Ltd. (hereinafter, “Sumisho”) which is a wholly-owned subsidiary of Sumitomo Corporation, involving the transfer of Mitsui’s construction material sales business to Sumisho. The contract contemplates the formation of an integrated construction materials trading company to be equally owned by both Mitsui and Sumitomo Corporation.

     The contract provides for Sumisho to issue 800,000 of its shares of common stock, which are to be allocated to Mitsui, as consideration for the ¥4,085 million worth of our net assets which we transferred to Sumisho.

     Pursuant to the contract’s terms, the separation occurred on February 1, 2002 in accordance with the “corporate separation” procedures set forth under the Commercial Code of Japan. Certain employees in our construction material sales business moved to the successor company. The successor business will be engaged in the sales of construction materials, including among other things, lumber products, interior construction materials, exterior wall materials, equipment for wooden housing and various other interior and exterior products.

D.     Exchange Controls.

     Foreign Exchange Regulations

     The Foreign Exchange and Foreign Trade Law of Japan, as currently in effect, and the cabinet orders and ministerial ordinances thereunder (the “Foreign Exchange Regulations”) govern certain matters relating to the acquisition and holding of the shares or the ADSs, by “Non-Residents of Japan” and by “Foreign Investors” as hereinafter defined.

     “Non-Residents of Japan” are defined as individuals who are not resident in Japan and corporations whose principal offices are located outside Japan. Branches and other offices of Japanese corporations located outside Japan are regarded as Non-Residents of Japan, and branches and other offices located within Japan of foreign corporations are regarded as residents of Japan. “Foreign Investors” are defined to be (i) individuals not resident in Japan, (ii) corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan, and (iii) other corporations of which (a) 50% or more of the shares are held directly or indirectly by (i) or (ii) above, (b) a majority of officers consists of Non-Residents of Japan or (c) a majority of officers having the power of representation consists of Non-Residents of Japan.

     Acquisition of Shares

     In general, acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan (“Listed Shares”) by a Non-Resident of Japan from a resident of Japan is not subject to any prior filing requirements except as described below. However, the Minister of Finance of Japan (the “MOF”) and other Ministers having jurisdiction over the business of the subject company (together, the “Ministers”) may require a prior approval for any such acquisition in certain exceptional circumstances. The resident of Japan who transferred the shares of a Japanese company to a Non-Resident of Japan must file a report concerning such transfer with the MOF within 20 days after the transfer unless such transfer is made through a bank, securities company or financial futures trader licensed under the relevant Japanese law or consideration of such transfer is ¥100 million or less.

     If the number of Listed Shares to be acquired, or the number of Listed Shares that will be held as a result of such acquisition, by a Foreign Investor (whether from a resident of Japan, another Foreign Investor or from or through security companies) is 10% or more of the total outstanding shares of the subject company, the Foreign Investor must file a post facto report with the Ministers within 15 days of the date of acquisition. In certain exceptional cases, a prior notification is required in respect of such an acquisition.

     Acquisition of Shares upon Exercise of Subscription Rights Attached to Bonds

     The acquisition by a Non-Resident of Japan of shares upon exercise of his/her rights under the bonds with rights for subscription of new shares offered overseas is exempted from the notification and reporting requirements described under this “Item 10. D. Exchange Controls-Acquisition of Shares” above.

     ADRs

     The deposit of the shares by a Non-Resident of Japan, the issuance of the ADRs, in exchange therefor and the withdrawal of the underlying shares upon surrender of the ADRs are not subject to any formalities referred to under “Acquisition of Shares” above, except where as a result of such deposit (or withdrawal) the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering the ADRs, as the case may be, would be certain percentage of the total outstanding shares, in which event the relevant report is required as outlined under “Item 10. B. Memorandum and Articles of Association-Reporting of Substantial Shareholdings” and/or under this “Item 10. D. Exchange Controls-Acquisition of Shares.”

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

E.     Taxation.

Japanese Taxes

     The following is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Investors should consult their own tax advisers as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

     Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 10% for dividends to be paid between April 1, 2003 and December 31, 2003, 7% for dividends to be paid between January 1, 2004 and March 31, 2008, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of Mitsui. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

     Stock splits are not subject to Japanese income or corporate tax. A capitalization of retained earnings or legal reserve by Japanese corporations is not subject to Japanese income or corporate tax as “constructive dividends” in case of no cash payment or assets delivery. A capitalization of capital surplus is not subject to Japanese income or corporate tax.

     Non-resident holders who are entitled to a reduced rate of Japanese withholding tax on payments of dividends on the shares by us are required to submit an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends in advance through us to the relevant tax authority before the payment of dividends. A standing proxy for non-resident holders may provide the application. With respect to ADSs, this reduced rate is applicable if the depositary or its agent submits two Application Forms for Income Tax Convention (one prior to payment of dividends, the other within eight months after our fiscal year-end). To claim this reduced rate, a non-resident holder of ADSs will be required to file proof of taxpayer status, required by the depositary. Non-resident holders who do not submit an application in advance will generally be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate of an applicable tax treaty. Gains derived from the sale outside Japan of Mitsui’s shares or the ADSs by Non-Residents of Japan, including non-Japanese corporations, will not be subject to Japanese taxes on income. Gains derived from the sale in Japan of Mitsui’s shares or the ADSs by a Non-Resident of Japan or a non-Japanese corporation not having a permanent establishment in Japan to which such income is attributable are, in general, not subject to Japanese income or corporate tax.

     In the case of United States investors, under the Tax Convention, gains derived from the sale in Japan of Mitsui’s shares or the ADSs by a United States resident individual or by a United States corporation are exempt from Japanese income or corporation taxes, unless the resident of the United States has a permanent establishment in Japan and such gains are effectively connected therewith.

     Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who acquire the shares or the ADSs as a legatee, heir or donee.

United States Taxes

     General

     This discussion of certain U.S. federal tax consequences only applies to U.S. holders who hold our ADSs or common shares as capital assets for tax purposes and are not members of a special class of holders subject to special rules, including: dealers in securities; traders in securities who elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; insurance companies; persons liable for alternative minimum tax; persons who actually or constructively own 10% or more of Mitsui voting stock; persons who hold shares or ADSs as part of a hedging or straddle or conversion transaction; or U.S. holders whose functional currency is not the U.S. dollar. A U.S. holder is a beneficial owner of shares or ADSs that is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

     Moreover, the effect of any applicable U.S. state or local tax laws is not discussed in this annual report.

     For U.S. federal income tax purposes, if a person holds ADRs evidencing ADSs, that person will be treated as the owner of the underlying shares represented by those ADSs. Exchanges of common shares for ADRs, and ADRs for ordinary shares, will not be subject to U.S. federal income tax.

     Taxation of Dividends

     Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend paid by Mitsui out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to tax. For noncorporate U.S. holders, dividends paid in taxable years beginning after December 31, 2002 and before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that shares or ADSs were held for more than 60 days during the 120-day period beginning 60 days before the ex-dividend date and other holding period requirements are met. Dividends Mitsui pays with respect to its shares or ADSs generally will be qualified dividend income. Dividends are taxable to U.S. holders when they, in the case of shares, or the depositary, in the case of ADSs, receive them, either actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Any distribution in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or common shares and thereafter as capital gain.

     The amount of the dividend distribution that a holder must include in his or her income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/U.S. dollar rate on the date such dividend distribution is includible in such holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

     For foreign tax credit purposes, the dividend will be income from sources outside the United States, but generally will be “passive income” or “financial services income” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a holder. No U.S. foreign tax credit will be allowed to U.S. holders of common shares or ADSs in respect of any personal property or similar tax imposed by Japan (or any taxing authority thereof or therein). Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

     Distributions of additional shares or rights to subscribe for additional shares to U.S. holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

     Taxation of Capital Gains

     Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of common shares or ADSs will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

     PFIC Rules

     Mitsui does not believe that the common shares or ADSs will be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If Mitsui were treated as a PFIC, unless a U.S. holder elected to be taxed annually on a mark-to-market basis with respect to the common shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead a U.S. holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, in addition to which an interest charge in respect of the tax attributable to each such year would apply. In addition, dividends received from Mitsui would not be eligible for the special tax rates applicable to qualified dividend income if Mitsui were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income.

F.     Dividends and Paying Agents.

     Not applicable.

G.     Statement by Experts.

     Not applicable.

H.     Documents on Display.

     We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we will file annual reports on Form 20-F within six months of our fiscal year-end and other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail form the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis (“EDGAR”), and Retrieval system on the SEC’s website (http://www.sec.gov).

I.     Subsidiary Information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

     In the normal course of business, we are exposed to many risks arising from the potential change in financial and other instruments’ values caused by fluctuations in interest rates, foreign currency exchange rates, commodity prices and equity prices. In order to manage these risks, we apply a consistent risk management policy to use derivative financial and commodity instruments, including foreign exchange forward contracts, currency and interest rate swap agreements, commodity futures, forwards, options and swap agreements. To a lesser degree, Mitsui and certain subsidiaries also enter into derivative financial and commodity instruments for trading purposes within position limits and loss limits (trading limits) strictly set under the risk management structure, which is described below.

     We have established market risk management procedures at several levels throughout the organization. Chief Operating Officers of operating segments have the first line of responsibility for managing market risk within prescribed limits. These officers have in-depth knowledge of the primary sources of risk in their individual markets and the instruments available to hedge their exposures.

     We also have the Corporate Risk Management Division (hereinafter “CRM”) within our headquarter, which monitors the company-wide process of risk management and compliance with trading limits set for operating segments. The CRM also provides general oversight with respect to the operating segments’ market risk management process.

Interest Rate Risk

     Our normal business activities expose us to market risk arising from changes in interest rates. To manage our interest rate risk, we enter into interest rate swap agreements and interest rate and currency swap agreements in order to modify and match the interest rate characteristics of our assets and liabilities.

Foreign Currency Exchange Rate Risk

     Our global operations in many countries generate foreign currency exposures related to imports, exports and financing in currencies other than the local currency. We use derivative instruments such as foreign exchange forward contracts, currency swap agreement, and interest rate and currency swap agreements to hedge market risk arising from the changes in foreign exchange rates associated with existing assets, obligations, future cash flows from receivables and payables resulting from selling and purchasing activities, long-term financing transactions, identifiable commitments and forecasted transactions denominated in foreign currencies.

Commodity Price Risk

     As major participants in global commodities markets, we trade in physical precious and base metals, energy products (crude oil and refined oil products) and agricultural products (wheat, coffee, sugar and others), and utilize a variety of derivatives related to these commodities, such as futures, forwards, swaps and options. Derivatives on those commodities are often used to hedge price movements in the underlying physical inventory or future inventory needs and to fix the expected future cash flows from forecasted transactions. To facilitate hedging, we are often required to take positions in the commodity markets in the form of future, forward, swap and option contracts involving those commodities.

Equity Price Risk

     We hold stocks issued by our business partners including, amongst others, our customers and suppliers as marketable securities for the promotion of business and strategic objectives. We also hold other marketable securities, such as of banking institutions, for investment purposes. We are exposed to equity price risk inherent in these stocks. We do not take continuous hedging measures against the market exposures on those securities.

Risk Management of Derivative Financial Instruments and Other Financial Instruments

     As an independent monitoring and advisory division for currency and interest rate risks to which we are exposed, CRM obtains and analyzes detailed information on financial transactions, measures the risks and reports them directly to a member of senior management. For financial instruments entered into for trading purposes, such as interest rate swap transactions, foreign exchange forward contracts, interest rate futures and others, CRM measures daily Value-at-Risk (“VaR”) and conducts back-testing, validating their risk model by comparing its assumptions with actual results semi-annually.

     In addition to a policy that the counterparties in most derivative transactions are strictly limited to highly rated financial institutions, CRM continuously evaluates the creditworthiness and the level of transactions with individual institutions. CRM also estimates our current and potential exposure, or the cost of replacing existing swaps and other transactions, in the event that the counterparty is unable to meet its obligations.

Risk Management of Derivative Commodity Instruments

     Each of our operating segments has a general framework for measuring portfolio risk which is based on aggregate risk limits approved by our management and credit risk of counterparties. The transactions are confirmed with counterparties and are recorded by independent risk management sections. The results of trading are periodically reported to our executive officers in charge of risk management.

     In order to strengthen our risk monitoring process, particularly by sharing and exchanging information on newly developed risk measurement methods, we periodically hold company-wide conferences among the concerned operating segments and related divisions in the corporate headquarters.

VaR

     We use the VaR method to measure market risk. VaR is a statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. As VaR incorporates historical data regarding changes in market risk factors, our actual results may differ materially from the calculations below. The sum of the VaRs for the risk categories do not represent our aggregate VaR, because market risk factors such as interest rates and currency exchange rates are partially correlated to offset a portion of the simple sum of the VaRs. At March 31, 2003 and 2002, we estimated VaR in one day with respect to the interest rate, foreign currency exchange rate and commodity price risks (with some exceptions to certain commodity price risks in which case VaRs in five days are used) using a variance-covariance method and a historical simulation approach with a confidence level of 97.7%.

VaRs for Non-Trading Activities

     The following table sets forth the year-end, high, low and average VaR figures of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading purposes, for the years ended March 31, 2003 and 2002.

     The following VaR figures do not reflect the full effect of the hedging activities related to all of the underlying exposures such as the effect of receivables, payables and cash flows from anticipated transactions that are hedged items.

     Interest rate risk consists of the net risk position based on the management of our assets and liabilities. Foreign exchange rate risk consists of the net risk position of transactions denominated in foreign currencies, but mainly in U.S. dollars. We used an assumption of correlation among currencies for the year ended March 31, 2003 for the purpose of improving our risk measurement. VaR figures for fiscal 2003 were reduced by about 30% when taking into account of such change in the assumption regarding correlation. Commodity price risk consists of the net risk position of commodity positions and commodity derivative instruments utilized to hedge the commodity price risk associated with physical commodity inventories and firm commitments.

	(Millions of Yen)
	Fiscal 2003				Fiscal 2002

	Year End	High	Low	Average	Year End	High	Low	Average

Interest rate risk	¥245	¥392	¥210	¥293	¥253	¥253	¥134	¥190
Foreign currency exchange rate risk	921	1,134	660	876	1,533	1,891	1,034	1,396
	(*)1,139	(*)1,911	(*)892	(*)1,294
Commodity price risk	866	1,256	693	936	778	778	452	562

*	VaR figures for fiscal 2003 disregard the correlation among currencies.

VaRs for Trading Activities

     Mitsui and certain trading subsidiaries conduct trading activities within well-defined position limits and loss limits strictly set under the risk management structure mentioned above. The results of the transactions and positions are confirmed, monitored daily and reported to management by independent sections to eliminate or reduce unacceptable losses from the trading activities. The items traded by Mitsui and certain subsidiaries are principally foreign exchange contracts, interest rate swap agreements and commodity futures, forwards, swaps and options related to base metals and agricultural products.

     The following table sets forth the year end, high, low, and average VaR figures of interest rate risk, foreign exchange rate risk and commodity price risk, for trading purposes, for the years ended March 31, 2003 and 2002.

	(Millions of Yen)
	Fiscal 2003				Fiscal 2002

	Year End	High	Low	Average	Year End	High	Low	Average

Interest rate risk	¥44	¥84	¥36	¥61	¥60	¥204	¥54	¥90
Foreign currency exchange rate risk	0	201	0	89	49	191	27	76
Commodity price risk	2,337	2,376	1,979	2,170	1,666	1,666	969	1,388

Tabular Presentation of Equity Price Risk

     The cost, fair value and unrealized holding net gains (losses) on marketable equity securities by industry at March 31, 2003 and 2002 were as follows:

	(Millions of Yen)
	March 31, 2003			March 31, 2002

			Unrealized			Unrealized
			Holding			Holding
			Net Gains			Net Gains
	Cost	Fair Value	(Losses)	Cost	Fair Value	(Losses)

Manufacturing	¥80,046	¥91,326	¥11,280	¥86,179	¥131,118	¥44,939
Commercial, finance and real estate	22,508	21,185	(1,323)	52,085	49,839	(2,246)
Transport and telecommunication	17,160	18,527	1,367	16,936	30,689	13,753

(Millions of Yen)
	March 31, 2003			March 31, 2002

			Unrealized			Unrealized
			Holding			Holding
			Net Gains			Net Gains
	Cost	Fair Value	(Losses)	Cost	Fair Value	(Losses)

Energy, service and others	20,761	25,108	4,347	22,635	54,433	31,798

Total	¥140,475	¥156,146	¥15,671	¥177,835	¥266,079	¥88,244

     For the year ended March 31, 2003, the decline in unrealized holding gains (except for the commercial, finance and real estate industry-related securities) compared to the year ended March 31, 2002 was due to the overall decline in Japanese stock prices. The decrease in cost and fair value of the manufacturing sector was due to the contribution of securities in the industries such as motor vehicles, electronics and chemical to an employee retirement benefit trust. Decline in stock prices of those industries reduced the fair value as well. In addition, recognition of loss on the write-down of securities in chemical industry reduced its cost. The commercial, finance and real estate sector showed the decrease in cost and fair value mainly due to sales and recognition of loss on the write-down of securities categorized as finance industry. The net unrealized gain in the transport and telecommunication sector decreased mainly due to the decline in stock prices of the telecommunication industry. The net unrealized gain in the energy, service and others sector decreased due to the decline in stock prices of the satellite service industry.

     Maturities and fair values of debt securities classified as available-for-sale and held-to-maturity at March 31, 2003 were as follows:

	(Millions of Yen)
	Available-for-sale		Held-to-maturity

	Carrying	Aggregate	Carrying	Aggregate
	Amount	Fair Value	Amount	Fair Value

Contractual maturities:
Within 1 year	¥86,695	¥86,796	¥11,806	¥11,806
After 1 year through 5 years	35,234	35,203	1,936	1,950
After 5 years through 10 years	8,157	8,171	3,051	3,048
After 10 years	5	5	—	—

Total	¥130,091	¥130,175	¥16,793	¥16,804

Item 12. Description of Securities Other than Equity Securities.

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

     None.

Item 15. Controls and Procedures.

     Our management, with the participation of its principal executive and principal financial officers, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) within 90 days of the filing of this report. Based on that evaluation, our principal executive and principal financial officers concluded that the disclosure controls and procedures were effective in all material respects as of that date.

     There was no change in our internal control over financial reporting that occurred subsequent to the date of the evaluation date referred to above that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert.

     Not applicable.

Item 16B. Code of Ethics.

     Not applicable.

Item 16C. Principal Accountant Fees and Services.

     Not applicable.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

     Not applicable.

PART III

Item 17. Financial Statements.

     Not applicable.

Item 18. Financial Statements.

     The information required by this item has been provided elsewhere in this annual report.

Item 19. Exhibits.

Exhibits

Exhibit
Number	Document

1.1	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 27, 2003 (English-language translation).

1.2	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 27, 2003 (English-language translation).

1.3	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on June 27, 2003 (English-language translation).

1.4	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on April 1, 2002 (English-language translation).

2.1*	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

4.1*	Corporate Separation Contract, dated December 7, 2001, among Mitsui & Co., Ltd. and Sumisho Building Materials Co., Ltd. (English-language translation).

8.1	List of Subsidiaries of Mitsui & Co., Ltd.

12.1	Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2	Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

     We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.

MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The audited consolidated financial statements of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2003 and 2002, and for the years ended March 31, 2003, 2002 and 2001, filed as part of this annual reports are as follows:

Supplemental Information:

Schedules for the Years Ended March 31, 2003, 2002 and 2001:

(Schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.)

Financial statements of majority-owned subsidiaries of the registrant not consolidated and of 50% or less owned persons accounted for by the equity method have been omitted because Mitsui & Co., Ltd.’s proportionate share of the income from continuing operations before income taxes, and total assets of each such company is less than 20% of the respective consolidated amounts, and the investment in and advances to each company is less than 20% of consolidated total assets.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha):

We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries as of March 31, 2003 and 2002, and the related statements of consolidated income, consolidated shareholders’ equity, and consolidated cash flows for each of the three years in the period ended March 31, 2003 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2001, the Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu
Tokyo, Japan

May 9, 2003, except for the litigation issues described in Note 18, and Note 22, as to which the dates are June 13 and June 27, 2003, respectively

Consolidated Balance Sheets
Mitsui & Co., Ltd. and subsidiaries
March 31, 2003 and 2002

			Millions of U.S.
	Millions of Yen		Dollars (Note 2)

	2003	2002	2003

ASSETS
Current Assets:
Cash and cash equivalents (Note 2)	¥660,216	¥607,987	$5,595
Time deposits	37,702	78,211	320
Marketable securities (Notes 2 and 5)	99,084	102,664	840
Trade receivables (Note 8):
Notes and loans, less unearned interest	467,820	532,708	3,965
Accounts (Note 7)	1,589,379	1,560,041	13,469
Associated companies	195,411	152,537	1,656
Allowance for doubtful receivables (Notes 2, 6 and 7)	(21,236)	(20,625)	(180)
Inventories (Note 2)	488,672	485,147	4,141
Advance payments to suppliers	57,090	66,785	484
Deferred tax assets—current (Notes 2 and 17)	35,819	31,120	303
Other current assets	221,787	187,182	1,879

Total current assets	3,831,744	3,783,757	32,472

Investments and Non-current Receivables (Notes 2 and 8):
Investments in and advances to associated companies (Note 5)	584,511	459,797	4,954
Other investments (Note 5)	525,063	741,934	4,450
Non-current receivables, less unearned interest (Note 7)	674,681	805,243	5,718
Allowance for doubtful receivables (Notes 6 and 7)	(139,793)	(139,478)	(1,185)
Property leased to others—at cost, less accumulated depreciation (Notes 7 and 9)	240,304	270,274	2,036

Total investments and non-current receivables	1,884,766	2,137,770	15,973

Property and Equipment—at Cost (Notes 2, 8 and 9):
Land, land improvements and timberlands	232,469	230,577	1,970
Buildings, including leasehold improvements	347,408	334,445	2,944
Equipment and fixtures	342,012	330,426	2,899
Vessels	19,970	19,075	169
Projects in progress	20,801	35,791	176

Total	962,660	950,314	8,158

Accumulated depreciation	(391,733)	(364,873)	(3,320)

Net property and equipment	570,927	585,441	4,838

Intangible Assets, less Accumulated Amortization (Notes 2, 10 and 12)	71,179	45,155	603

Deferred Tax Assets—Non-current (Notes 2 and 17)	53,527	24,668	454

Other Assets (Note 12)	128,377	91,575	1,088

Total	¥6,540,520	¥6,668,366	$55,428

     See notes to consolidated financial statements.

			Millions of U.S.
	Millions of Yen		Dollars (Note 2)

	2003	2002	2003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term loans (Notes 8 and 11)	¥612,645	¥567,413	$5,192
Current maturities of long-term debt (Notes 8 and 11)	495,299	454,787	4,198
Trade payables:
Notes and acceptances	124,276	179,129	1,053
Accounts	1,417,472	1,407,512	12,012
Associated companies	77,033	68,926	653
Accrued expenses:
Income taxes (Notes 2 and 17)	23,076	18,588	196
Interest	23,633	27,004	200
Other	39,681	41,735	336
Advances from customers	73,155	79,387	620
Other current liabilities (Notes 2, 17 and 18)	139,060	142,195	1,178

Total current liabilities	3,025,330	2,986,676	25,638

Long-term Debt, less Current Maturities (Notes 8 and 11)	2,500,470	2,619,867	21,191

Accrued Pension Costs and Liability for Severance Indemnities
(Notes 2 and 12)	53,148	41,561	450

Deferred Tax Liabilities—Non-current (Notes 2 and 17)	31,459	47,093	267

Commitments and Contingent Liabilities (Notes 8 and 18)

Minority Interests	67,966	58,199	576

Shareholders’ Equity(Note 13):
Common stock—no par value Authorized, 2,500,000,000 shares; Issued, 2003 and 2002—1,583,674,837 shares	192,487	192,487	1,631
Capital surplus	287,756	287,756	2,439
Retained earnings:
Appropriated for legal reserve	36,382	35,873	308
Unappropriated (Notes 2, 5, 11, 17 and 22)	494,038	476,074	4,187
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	3,405	44,246	28
Foreign currency translation adjustments	(141,053)	(118,669)	(1,195)
Minimum pension liability adjustment (Note 12)	(6,731)	(373)	(57)
Net unrealized gains and losses on derivatives (Note 19)	(2,759)	(2,122)	(23)

Total accumulated other comprehensive loss	(147,138)	(76,918)	(1,247)

Treasury stock, at cost:2,297,845 shares in 2003, 494,860 shares in 2002 (Note 22)	(1,378)	(302)	(12)

Total shareholders’ equity	862,147	914,970	7,306

Total	¥6,540,520	¥6,668,366	$55,428

Statements of Consolidated Income
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2003, 2002 and 2001

				Millions of U.S.
	Millions of Yen			Dollars (Note 2)

	2003	2002	2001	2003

Revenue—Gross Trading Profit (Notes 2, 7 and 15)	¥569,802	¥546,549	¥561,298	$4,829
Total Trading Transactions (Notes 2 and 15):
2003, ¥13,236,683 million-$112,175 million;
2002, ¥12,634,686 million;
2001, ¥13,028,453 million
Expenses and Other:
Selling, general and administrative (Notes 2, 7, 10, 12 and 16)	457,803	446,013	462,435	3,880
Provision for doubtful receivables (Notes 2 and 6)	14,293	21,191	43,669	121
Interest expense, net of interest income:
2003, ¥44,512 million—$377 million;
2002, ¥59,812 million;
2001, ¥76,001 million	2,868	12,876	21,382	24
Dividend income	(16,267)	(18,192)	(15,896)	(138)
Gain on sales of securities—net (Notes 2 and 5)	(11,026)	(31,308)	(65,592)	(93)
Gain on securities contributed to an employee retirement benefit trust (Notes 5 and 12)	(15,831)	(29,242)	(42,975)	(134)
Loss on the write-down of securities (Note 2)	37,921	43,605	31,742	321
Loss on disposal or sale of property and equipment-net	1,765	2,577	2,610	15
Impairment loss of long-lived assets (Notes 2 and 9)	24,558	24,732	34,519	208
Other expense—net (Notes 2, 16 and 18)	11,309	10,724	7,046	96

Total	507,393	482,976	478,940	4,300

Income from Continuing Operations before Income Taxes,
Minority Interests and Equity in Earnings (Note 17)	62,409	63,573	82,358	529

Income Taxes (Notes 2 and 17):
Current	39,208	32,545	60,494	332
Deferred	(1,373)	(1,010)	(27,455)	(11)

Total	37,835	31,535	33,039	321

Income from Continuing Operations before Minority Interests and Equity in Earnings	24,574	32,038	49,319	208
Minority Interests in (Earnings) Losses of Subsidiaries	(4,365)	3,070	(2,037)	(37)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 2, 5 and 17)	13,405	23,783	6,662	114

Income from Continuing Operations	33,614	58,891	53,944	285

Loss from Discontinued Operations—Net (After Income Tax Effect) (Notes 2 and 4)	(2,476)	(3,520)	(2,356)	(21)

Net Income	¥31,138	¥55,371	¥51,588	$264

				U.S. Dollars
	Yen			(Note 2)

Net Income per ADS (Notes 2 and 14):
Basic:
Continuing Operations	¥425	¥744	¥681	$3.60
Discontinued Operations	(31)	(45)	(30)	(0.26)

Total	¥394	¥699	¥651	$3.34

Diluted:
Continuing Operations	¥403	¥698	¥640	$3.42
Discontinued Operations	(29)	(41)	(27)	(0.25)

Total	¥374	¥657	¥613	$3.17

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2003, 2002 and 2001

				Millions of
	Millions of Yen			U.S. Dollars (Note 2)

	2003	2002	2001	2003

Common Stock (Note 13):
Balance at beginning of year
Shares issued: 2003, 2002 and 2001—1,583,674,837 shares	¥192,487	¥192,487	¥192,487	$1,631

Balance at end of year
Shares issued: 2003, 2002 and 2001—1,583,674,837 shares	¥192,487	¥192,487	¥192,487	$1,631

Capital Surplus (Note 13):
Balance at beginning of year	¥287,756	¥287,756	¥287,756	$2,439

Balance at end of year	¥287,756	¥287,756	¥287,756	$2,439

Retained Earnings (Note 13):
Appropriated for Legal Reserve:
Balance at beginning of year	¥35,873	¥34,341	¥32,859	$304
Transfer from unappropriated retained earnings	509	1,532	1,482	4

Balance at end of year	¥36,382	¥35,873	¥34,341	$308

Unappropriated (Notes 5, 11, 17 and 22):
Balance at beginning of year	¥476,074	¥437,548	¥400,111	$4,034
Net income	31,138	55,371	51,588	264
Cash dividends paid (annual rate per share: 2003, ¥8.0—6.8 ¢; 2002, ¥8.0; 2001, ¥8.0)	(12,665)	(12,669)	(12,669)	(107)
Transfer to retained earnings appropriated for legal reserve	(509)	(1,532)	(1,482)	(4)
Effect of change in fiscal year-end of certain subsidiaries (Note 2)	—	(2,644)	—	—

Balance at end of year	¥494,038	¥476,074	¥437,548	$4,187

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Notes 13 and 17):
Balance at beginning of year	¥(76,918)	¥(117,705)	¥(117,361)	$(652)
Unrealized holding gains and losses on available-for-sale securities (Note 5)	(40,841)	(51,384)	(19,520)	(346)
Foreign currency translation adjustments	(22,384)	69,057	28,406	(190)
Minimum pension liability adjustment (Note 12)	(6,358)	24,514	(9,230)	(54)
Net unrealized gains and losses on derivatives (Note 19)	(637)	(2,950)	—	(5)
Effect of change in fiscal year-end of certain subsidiaries (Note 2)	—	1,550	—	—

Balance at end of year	¥(147,138)	¥(76,918)	¥(117,705)	$(1,247)

Treasury Stock, at Cost (Notes 13 and 22):
Balance at beginning of year
Shares in treasury: 2003—494,860 shares; 2002 and 2001—0 shares	¥(302)	—	—	$(3)
Purchase of treasury stock
Shares purchased:2003—1,802,985 shares; 2002—494,860 shares; 2001—0 shares	(1,076)	¥(302)	—	(9)

Balance at end of year
Shares in treasury:2003—2,297,845 shares; 2002—494,860 shares; 2001—0 shares	¥(1,378)	¥(302)	—	$(12)

(Continued)

				Millions of
	Millions of Yen			U.S. Dollars (Note 2)

	2003	2002	2001	2003

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)) (Notes 2, 13 and 17):
Before the Effect of Change in Fiscal Year-End of Certain Subsidiaries
Net income	¥31,138	¥55,371	¥51,588	$264

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	(40,841)	(51,384)	(19,520)	(346)
Foreign currency translation adjustments	(22,384)	69,057	28,406	(190)
Minimum pension liability adjustment (Note 12)	(6,358)	24,514	(9,230)	(54)
Net unrealized gains and losses on derivatives (Note 19)	(637)	(2,950)	—	(5)

Changes in equity from nonowner sources	¥(39,082)	¥94,608	¥51,244	$(331)

The effect of change in fiscal year-end of certain subsidiaries
Net loss directly charged to retained earnings	—	¥(2,644)	—	—

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	—	(176)	—	—
Foreign currency translation adjustments	—	944	—	—
Minimum pension liability adjustment (Note 12)	—	(46)	—	—
Net unrealized gains and losses on derivatives (Note 19)	—	828	—	—

Changes in equity from nonowner sources	—	¥(1,094)	—	—

After the effect of change in fiscal year-end of certain subsidiaries
Net income	¥31,138	¥55,371	¥51,588	$264

Net loss directly charged to retained earnings	—	(2,644)	—	—

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	(40,841)	(51,560)	(19,520)	(346)
Foreign currency translation adjustments	(22,384)	70,001	28,406	(190)
Minimum pension liability adjustment (Note 12)	(6,358)	24,468	(9,230)	(54)
Net unrealized gains and losses on derivatives (Note 19)	(637)	(2,122)	—	(5)

Changes in equity from nonowner sources	¥(39,082)	¥93,514	¥51,244	$(331)

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2003, 2002 and 2001

				Millions of U.S.
	Millions of Yen			Dollars (Note 2)

	2003	2002	2001	2003

Operating Activities (Note 21):
Net income	¥31,138	¥55,371	¥51,588	$264
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operations—net (after income tax effect)	2,476	3,520	2,356	21
Depreciation and amortization	58,547	56,974	60,079	496
Provision for doubtful receivables	14,293	21,191	43,669	121
Equity in earnings of associated companies, less dividends received	(368)	(14,193)	1,214	(3)
Deferred income taxes	(1,373)	(1,010)	(27,455)	(11)
Gain on sales of securities—net	(11,026)	(31,308)	(65,592)	(93)
Gain on securities contributed to an employee retirement benefit trust	(15,831)	(29,242)	(42,975)	(134)
Loss on the write-down of securities	37,921	43,605	31,742	321
Loss on disposal or sale of property and equipment—net	1,765	2,577	2,610	15
Impairment loss of long-lived assets	24,558	24,732	34,519	208
(Increase) decrease in trade receivables	(42,115)	148,412	(47,042)	(357)
(Increase) decrease in inventories	(27,512)	32,586	(19,928)	(233)
(Decrease) increase in trade payables	(12,703)	(166,813)	54,620	(108)
Net change in accrued pension costs and liability for severance indemnities	(9,660)	(1,725)	2,820	(82)
Other—net	2,038	(10,965)	13,348	17

Net cash provided by operating activities	52,148	133,712	95,573	442

Investing Activities (Note 21):
Net decrease (increase) in time deposits	40,220	(17,102)	64,409	341
Investments in and advances to associated companies	(63,769)	(38,008)	(54,561)	(540)
Collection of advances to associated companies	10,111	25,377	36,708	86
Acquisition of available-for-sale securities	(243,238)	(121,319)	(73,914)	(2,061)
Proceeds from sales of available-for-sale securities	66,106	28,419	74,226	560
Proceeds from maturities of available-for-sale securities	224,555	17,007	18,376	1,903
Acquisition of held-to-maturity debt securities	(4,231)	—	(3,772)	(36)
Proceeds from maturities of held-to-maturity debt securities	10,560	20,202	17,989	89
Acquisition of other investments	(39,838)	(43,365)	(91,998)	(338)
Proceeds from sales of other investments	30,242	37,632	92,621	256
Increase in long-term loan receivables	(56,169)	(40,424)	(78,538)	(476)
Collection of long-term loan receivables	84,445	61,472	75,131	716
Additions to property leased to others and property and equipment	(123,216)	(89,060)	(76,436)	(1,044)
Proceeds from sale of property leased to others and property and equipment	62,186	50,957	45,380	527
Acquisition of a subsidiary, net of cash acquired	(11,208)	—	—	(95)

Net cash (used in) provided by investing activities	(13,244)	(108,212)	45,621	(112)

Financing Activities (Note 21):
Net increase (decrease) in short-term borrowings	54,972	(89,672)	(165,228)	466
Proceeds from long-term debt	587,753	404,629	531,908	4,981
Repayment of long-term debt	(611,150)	(428,227)	(544,926)	(5,180)
Acquisition of treasury stock	(1,086)	(137)	—	(9)
Payment of cash dividends	(12,665)	(12,669)	(12,669)	(107)

Net cash provided by (used in) financing activities	17,824	(126,076)	(190,915)	151

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(4,499)	9,433	22,927	(38)

Effect of Change in Fiscal Year-End of Certain Subsidiaries (Note 2)	—	(6,201)	—	—

Net Increase (Decrease) in Cash and Cash Equivalents	52,229	(97,344)	(26,794)	443
Cash and Cash Equivalents at Beginning of Year	607,987	705,331	732,125	5,152

Cash and Cash Equivalents at End of Year	¥660,216	¥607,987	¥705,331	$5,595

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Mitsui & Co., Ltd. and Subsidiaries

1. NATURE OF OPERATIONS

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha), and subsidiaries (the “companies”), as sogo shosha or general trading companies, are engaged in business activities, such as worldwide trading in various commodities, financing for customers and suppliers relating to such trading activities in Japan, North America and other areas in the world, and organizing and coordinating industrial projects through their worldwide business networks.

     The companies conduct export, import, offshore and domestic trades through the sale and manufacture of products in the areas of “Metal Products & Minerals,” “Machinery, Electronics & Information,” “Chemical,” “Energy” and “Consumer Products & Services (foods, textiles, property and service business, and general merchandise),” while providing services for retailing, information and communications, technical support, transportation and logistics and financing.

     Further, the companies are also engaged in development of natural resources such as oil and gas, and iron and steel raw materials.

     In addition to the above, the companies are engaged in strategic business investments in new areas such as information technology, biotechnology and nanotechnology.

2. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2003 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118=U.S.$1, the approximate rate of exchange at March 31, 2003. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

     The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations and accounting for goodwill and other intangible assets.

     During the year ended March 31, 2002, 231 subsidiaries changed their fiscal year-ends to March 31, mainly from December 31, in order to conform the subsidiaries’ year-ends with that of the Company. The earnings or losses of the subsidiaries for the stub period of the fiscal year exceeding 12 months were directly credited or charged to unappropriated retained earnings in order to maintain the comparability of periodic earnings. The other comprehensive income (loss) and cash flows of the subsidiaries for the stub period of the fiscal year exceeding 12 months are separately presented in the Statements of Consolidated Shareholders’ Equity and the Statements of Consolidated Cash Flows, respectively. Major subsidiaries that changed their fiscal year-ends were Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. UK PLC, Mitsui & Co., (Hong Kong) Ltd., Mitsui & Co. (Thailand) Ltd., Novus International, Inc., Mitsui Oil & Gas Co., Ltd. and Sanyu Koami Co., Ltd.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, and its proportionate shares of the assets, liabilities, revenues and expenses of certain of its oil and gas, and mining joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The excess of the cost of investments in subsidiaries over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

     Certain subsidiaries with a fiscal year-end on or after December 31, but prior to the parent company’s fiscal year-end of March 31, are included on the basis of the subsidiaries’ respective fiscal year-end.

Foreign currency translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” Pursuant to this statement, the assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income.

     Foreign-currency-denominated receivables and payables are translated into Japanese yen at year-end exchange rates and resulting foreign exchange gains and losses are recognized in earnings.

Cash equivalents

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments, including short-term time deposits, which are readily convertible into cash and have no significant risk of change in value.

Allowance for doubtful receivables

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan–an amendment of FASB Statements No. 5 and 15,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

     An allowance for doubtful receivables is recognized for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on the specific-identification basis, or market.

Derivative instruments and hedging activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities–an amendment of FASB Statement No. 133,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and its resulting hedge designation.

     The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.

     Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in revenue–gross trading profit as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as revenue–gross trading profit when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in revenue–gross trading profit immediately.

     Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in revenue–gross trading profit without any offsetting changes in the fair value of the hedged items.

     The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market, and gains or losses resulting from these contracts are reported in revenue–gross trading profit.

     Changes in the fair value of all open positions of certain commodities such as precious metals traded in terminal (future) markets are recognized in revenue–gross trading profit in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

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

     Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in interest expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

     The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in interest expense for interest rate swap agreements and in revenue–gross trading profit for foreign exchange forward contracts.

     For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.

Debt and marketable equity securities and investments in associated companies

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading under provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

     Trading securities are carried at fair value and unrealized holding gains and losses are included in earnings.

     Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

     Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with such unrealized holding gains and losses reported in accumulated other comprehensive income in shareholders’ equity on a net-of-tax basis.

     For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made.

     The cost of securities sold is determined based on the moving-average cost method.

     Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.

     For other than a temporary decline in the value of investments in associated companies below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.

Non-marketable equity securities

Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, an impairment loss is recognized.

Issuance of stock by subsidiaries and associated companies

A subsidiary or an associated company may issue its shares to third parties at amounts per share in excess of or less than the Company’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in income for the year in which such shares are issued.

Leasing

The companies are engaged in lease financing consisting of direct financing leases, leveraged leases and property on operating leases. For direct financing leases, unearned income is amortized to income over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized over the term of underlying leases on a straight-line basis.

     The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.

Depreciation

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment.

     Leasehold improvements are amortized over the lessor of the useful life of the improvement or the term of the underlying lease.

Long-lived assets

On April 1, 2002, the companies adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 replaces SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and those provisions of APB Opinion No. 30, “Reporting the Results of Operations–Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” related to the disposal of segments of a business.

The statement also creates one accounting model, based on the framework established in SFAS No. 121, to be applied to all long-lived assets including discontinued operations.

     Long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using future cash flows which are undiscounted, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

On April 1, 2002, the companies fully adopted SFAS No. 141, “Business Combinations.” SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. Any excess of fair value of acquired net assets over cost arising from a business combination is required to be recognized as an extraordinary gain as described in APB Opinion No. 30.

     The cumulative effect of a change in accounting principles on the write-off of any unamortized deferred credit as of April 1, 2002 was immaterial.

Goodwill and other intangible assets

On April 1, 2002, the companies fully adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment annually or more frequently if impairment indicators arise. SFAS No. 142 also requires identifiable intangible assets with a finite useful life be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite.

     Equity method goodwill is reviewed for impairment as a part of other than a temporary decline in the value of investments in associated companies below the carrying amount in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

     The goodwill and equity method goodwill were amortized over periods of less than 20 years using the straight-line method for the years ended March 31, 2002 and 2001, except that ones recognized after June 30, 2001 were not amortized in accordance with SFAS No. 142. Any goodwill and equity method goodwill are no longer amortized for the year ended March 31, 2003.

     The companies completed the transitional impairment test for goodwill as of April 1, 2002 in accordance with SFAS No. 142 and determined that the fair value of the reporting units including goodwill was in excess of their carrying amount.

     Intangible assets subject to amortization mainly consist of mining and oil concessions, software, trademarks and patents. Mining and oil concessions are amortized over their respective estimated useful lives using the straight-line method or the unit-of-production method. Software, trademarks and patents are amortized over their respective estimated useful lives using the straight-line method. Intangible assets not subject to amortization mainly consist of land rights.

     The companies completed the transitional reassessment of the useful lives of identifiable intangible assets as of April 1, 2002. The companies also completed the transitional impairment test for intangible assets not subject to amortization and determined that they are not impaired.

Oil and gas exploration and development

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred. Proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Unproven properties are assessed annually for impairment, with any impairment charged to expense.

Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

Revenue recognition

The companies act as principal or agent in the legal form of trading transactions to earn trading profits. Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are a voluntary disclosure as permitted by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have historically used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

     A substantial part of total trading transactions represents transactions in which title to and payment for goods pass through the companies without physical acquisition and delivery through the companies’ inventories.

     Revenue–gross trading profit represents gross margin with respect to purchase and sale transactions, in which the companies act as principal in the legal form, and compensation, in the form of commissions, in which the companies act as agent in the legal form.

     The companies recognize revenue–gross trading profit when it is realized or realizable and earned. Revenue–gross trading profit is realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

     Revenue–gross trading profit is recognized at the time the delivery conditions agreed to with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, title to the warehouse receipts are transferred, or the implementation testing is duly completed.

     Revenue–gross trading profit from service related agency transactions is recognized when the contracted services are rendered to third-party customers. The services are considered to have been rendered pursuant to the arrangements when the contracts between manufacturers and customers are made if the services are related to conclusion of the contract or when deliveries for the goods are made if the services are related to those deliveries.

     See accounting policies for leasing and derivative instruments and hedging activities for revenue recognition policies regarding leasing and derivative instruments entered into as a means of hedging transactions and as a part of trading activities, respectively.

Research and development expenses

Research and development costs are charged to expenses when incurred.

Advertising expenses

Advertising costs are charged to expenses when incurred.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforward are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Net income per ADS

The Company’s American Depositary Shares (“ADSs”), each representing 20 shares of common stock, are traded on the NASDAQ National Market System.

     Basic net income per ADS is computed by dividing net income by the weighted average number of common shares outstanding for the period, multiplied by 20. Diluted net income per ADS reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

III. RECLASSIFICATION

Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

IV. NEW ACCOUNTING STANDARDS

Asset retirement obligations

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

     SFAS No. 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The effect of adoption of this statement on the companies’ financial position and results of operations is not known and cannot be reasonably estimated until further analysis is completed.

SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections”

In April 2002, the FASB issued SFAS No. 145, which rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements” and amends SFAS No. 13, “Accounting for Leases,” to require that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions.

     The companies adopted the provisions of SFAS No. 145 related to SFAS No. 13 for transactions occurring after May 15, 2002. All other provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.

Cost associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which is effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 nullifies EITF No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in Restructuring).” SFAS No. 146 requires that a liability for an exit cost associated with an exit or disposal activity be recognized when the liability is incurred, whereas EITF No. 94-3 required recognition of a liability for an exit cost when an entity is committed to an exit plan. The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.

Guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others–an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34.” FIN No. 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued, and clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates, without change, the guidance in FIN No. 34, “Disclosure of Indirect Guarantees of Indebtedness of Others,” which is being superseded.

     The initial recognition and initial measurement provisions of FIN No. 45 are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ended after December 15, 2002. The effect of adoption of this interpretation on the companies’ financial position and results of operations was immaterial. The future effect will depend upon whether the companies enter into or modify any material guarantee arrangements.

Accounting for the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities

In January 2003, the FASB Emerging Issues Task Force reached a final consensus on Issue No. 03-2 (“EITF No. 03-2”), “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

     EITF No. 03-2 addresses accounting for a transfer to the Japanese government of a substitutional portion of an Employee Pension Fund Plan (“EPF”), which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets required to be transferred to the government should be accounted for and separately disclosed as a subsidy.

     EPF of the Company was approved by the government for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion on October 1, 2002. In addition, the EPF will submit another application to separate the remaining substitutional portion related to past service by its employees. The EPF is expected to receive final approval from the government for its second application during the year ending March 31, 2004. Upon receipt of the final approval, the EPF will be relieved of all obligations pertaining to the substitutional portion by transferring the benefit obligation and the related government-specified portion of the plan assets, which will be computed by the government. The related gain or loss, which will be recorded during the year ending March 31, 2004 based on completion of the entire process, has not yet been determined because the amount of the benefit obligation and the related plan assets to be transferred to the government may change significantly.

Consolidation of variable interest entities

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities–an Interpretation of ARB No. 51.” This interpretation addresses consolidation by a primary beneficiary of a variable interest entity (“VIE”). A VIE is defined as an entity (1) that has an equity investment at risk that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) where equity investors do not have the ability to make significant decisions about the entity’s activities through voting or similar rights, or the obligation to absorb the entity’s expected losses, or the right to receive the entity’s expected residual returns.

     FIN No. 46 is effective for VIEs created after January 31, 2003, and for VIEs in which an enterprise obtains an interest after that date. For VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003, FIN No. 46 is effective for the first interim or annual reporting period beginning after June 15, 2003.

     The companies are evaluating the effect of adoption of FIN No. 46 on the companies’ financial position and results of operations. The companies have identified a VIE created prior to February 1, 2003, which may be consolidated upon the adoption of FIN No. 46, as discussed below.

     At March 31, 2003, as lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessor of the leased vessels is a VIE created prior to February 1, 2003, and it is reasonably possible that the companies will consolidate the lessor when FIN No. 46 becomes effective. Total assets of the lessor as of March 31, 2003 were ¥14,762 million and the maximum exposure to a loss as a result of the companies’ involvement with the lessor was ¥6,905 million. The amount of maximum exposure to a loss represents a loss that the companies could incur from the variability in value of the leased vessels or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the lessor and is considered to exceed greatly the anticipated loss.

Derivative instruments and hedging activities

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133.

     SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Certain financial instruments with characteristics of both liabilities and equity

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In accordance with this statement, an issuer is required to classify certain financial instruments as liabilities such as a financial instrument issued in the form of shares that is mandatorily redeemable.

     SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

V. USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BUSINESS COMBINATIONS

The following is a primary business combination, which was completed during the year ended March 31, 2003. There were no individually or collectively material business combinations during the year ended March 31, 2002.

     Mitsui & Co. (E&P) B.V. (a wholly owned Dutch subsidiary of the Company) and MOECO International B.V. (a wholly owned Dutch subsidiary of Mitsui Oil Exploration Co., Ltd., a 34.178%-owned associated company of the Company) acquired all the outstanding shares of Fortum (E&P) B.V., a wholly owned Dutch subsidiary of Fortum Finance B.V., which is also a wholly owned subsidiary of a Finnish energy company, Fortum Oyj. Fortum (E&P) B.V. held a 35% participating interest in the oil-producing Block 9 area in Oman. In the first quarter of the year ended March 31, 2003, Mitsui & Co. (E&P) B.V. and MOECO International B.V. paid the equivalent amount to the fair value of the net assets acquired and completed the acquisition of Fortum (E&P) B.V. The proportion of acquired shares of Fortum (E&P) B.V. is 60% for Mitsui & Co. (E&P) B.V. and 40% for MOECO International B.V. The companies changed the name of “Fortum (E&P) B.V.” into “Mitsui E&P Middle East B.V.”

     Block 9, the second largest oil field in Oman, is located onshore about 300 kilometers west of the capital city, Muscat, and is operated by Occidental Petroleum Corporation, which holds the remaining 65% participating interest of the Block 9. Block 9 has had a proven track record of production since 1984, and is expected to continue producing crude oil for approximately 25 years. The companies consider the acquisition to be an excellent addition to their upstream portfolios, providing stable cash inflows immediately after the acquisition over the long term.

     This acquisition is consistent with the companies’ core strategy, which places the strategic investments in energy and natural resources and aims to acquire excellent upstream assets for the purpose of maintaining a stable earnings structure.

     The consolidated financial statements include the operating results of Mitsui E&P Middle East B.V. from the beginning of the year ended March 31, 2003.

     The companies acquired an oil concession in the Block 9 area as an intangible asset for ¥9,051 million which is being amortized using the unit-of-production method.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen

Current assets	¥3,104
Property and equipment	8,528
Intangible assets	9,051

Total assets acquired	¥20,683

Current liabilities	¥(2,514)
Minority interest	(5,822)

Total liabilities assumed	¥(8,336)

Net assets acquired	¥12,347

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

4. DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under “Loss from Discontinued Operations–Net (After Income Tax Effect).” Amounts presented in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the prior years related to the discontinued operations have been reclassified to conform to the current year presentation.

     The carrying amounts of assets and liabilities of a disposal group classified as held for sale are immaterial for the year ended March 31, 2003.

     Summarized selected financial information for the years ended March 31, 2003, 2002 and 2001 for the discontinued operations reclassified during the year ended March 31, 2003 is as follows:

	Millions of Yen

	2003	2002	2001

Petrochemicals subsidiaries in North America (Transpacific Glycols, Inc. and Pacific Ammonia Inc.)
Revenue—gross trading loss	¥(461)	¥(2,516)	¥(106)

Loss from discontinued operations before income taxes	¥(12,776)	¥(2,637)	¥(954)
Loss on disposal	(1,724)	—	—
Income tax benefit (expense)	8,171	235	(89)

Loss from discontinued operations–net	¥(6,329)	¥(2,402)	¥(1,043)

Other subsidiaries
Revenue—gross trading profit	¥847	¥10,087	¥10,945

Loss from discontinued operations before income taxes	¥(1,912)	¥(438)	¥(1,787)
Gain on disposal—net	3,425	—	—
Income tax benefit (expense)	2,340	(680)	474

Income (loss) from discontinued operations–net	¥3,853	¥(1,118)	¥(1,313)

Total
Revenue—gross trading profit	¥386	¥7,571	¥10,839

Loss from discontinued operations before income taxes	¥(14,688)	¥(3,075)	¥(2,741)
Gain on disposal—net	1,701	—	—
Income tax benefit (expense)	10,511	(445)	385

Loss from discontinued operations–net	¥(2,476)	¥(3,520)	¥(2,356)

The primary discontinued operations for the year ended March 31, 2003 are as follows:

Petrochemicals subsidiaries in North America (Transpacific Glycols, Inc. and Pacific Ammonia Inc.)

Transpacific Glycols, Inc., a subsidiary partially reported in both the Chemical and Americas segments, has been engaged in the sale of ethylene glycol, but has ceased its sales operations during the year ended March 31, 2003 due to its declining performance caused by the overall market conditions.

     Pacific Ammonia Inc., a subsidiary reported in the Chemical Segment, which has been engaged in the manufacture and sale of ammonia primarily on the West Coast of the United States, suffered from high natural gas costs as its main raw material ingredient and a relatively weak ammonia price due to a worldwide oversupply situation. Considering this business environment, Pacific Ammonia Inc. recognized an impairment loss on fixed assets during the year ended March 31, 2003 based on the plan to dispose of the operation by sale.

Other subsidiaries

The main subsidiary in this category is Bussan Promotion Co., Ltd.

     The Company was the sole agent for import and wholesale of Philip Morris cigarettes in eastern Japan, and was promoting them to various retailers through Bussan Promotion Co., Ltd., a subsidiary reported in the Consumer Products & Services Segment. Philip Morris International Inc., however, changed its strategy to directly manage their sales promotion operations, and accordingly, the Company sold all of the shares of Bussan Promotion Co., Ltd. to FTR HOLDINGS S.A., a member of Philip Morris Group, in April 2002, resulting in a gain on disposal of ¥2,398 million for the year ended March 31, 2003.

     Revenue–gross trading profit reported by Bussan Promotion Co., Ltd. for the years ended March 31, 2002 and 2001 was ¥7,453 million and ¥7,586 million, respectively. The income from discontinued operations before income taxes for the years ended March 31, 2002 and 2001 was ¥129 million and ¥109 million, respectively. No revenue–gross trading profit or income from discontinued operations before income taxes was recognized for the year ended March 31, 2003.

5. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and equity securities

At March 31, 2003 and 2002, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity debt securities were as follows:

	Millions of Yen

			Unrealized holding gains (losses)

	Cost	Fair value	Gains	Losses	Net

March 31, 2003:
Available-for-sale:
Marketable equity securities	¥140,475	¥156,146	¥31,037	¥(15,366)	¥15,671
Foreign debentures, commercial paper and other debt securities	130,091	130,175	131	(47)	84
Held-to-maturity debt securities, consisting principally of foreign debentures	16,793	16,804	16	(5)	11
March 31, 2002:
Available-for-sale:
Marketable equity securities	¥177,835	¥266,079	¥98,855	¥(10,611)	¥88,244
Foreign debentures, commercial paper and other debt securities	155,639	156,339	738	(38)	700
Held-to-maturity debt securities, consisting principally of foreign debentures	23,356	23,381	97	(72)	25

Investments other than investments in marketable equity securities and debt securities were carried at costs of ¥320,301 million and ¥394,527 million at March 31, 2003 and 2002, respectively. The corresponding fair values at those dates were not computed as such estimation was not readily determinable.

     The portion of trading losses for the year that relates to trading securities still held at March 31, 2003 and 2002 were ¥136 million and ¥44 million, respectively. And the change in net unrealized holding gains and losses on trading securities was a loss of ¥37 million for the year ended March 31, 2001.

     The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2003, 2002 and 2001 are shown below:

	Millions of Yen

	2003	2002	2001

Proceeds from sales	¥66,106	¥28,419	¥74,226

Gross realized gains	¥9,661	¥8,915	¥40,363
Gross realized losses	(4,628)	(1,030)	(357)

Net realized gains	¥5,033	¥7,885	¥40,006

     During the year ended March 31, 2003, the Company contributed certain available-for-sale securities with a fair value of ¥27,343 million to an employee retirement benefit trust and recognized a realized gain of ¥15,831 million, which is included in the gain on securities contributed to an employee retirement benefit trust.

     On October 2, 2002, in connection with the foundation of Japan Airlines System Corporation, the Company exchanged shares of Japan Air System Co., Ltd. for those of Japan Airlines System Corporation. In accordance with FASB EITF No. 91-5 “Nonmonetary Exchange of Cost-Method Investments,” a non-cash gain of ¥2,055 million was recorded for the year ended March 31, 2003, and is included in the gain on sales of securities–net in the Statements of Consolidated Income.

     During the year ended March 31, 2002, the Company contributed certain available-for-sale securities to an employee retirement benefit trust at fair value of ¥45,770 million and recognized ¥29,242 million in a realized gain, which is included in the gain on securities contributed to an employee retirement benefit trust.

     On April 1, 2001, in connection with the merger of The Sakura Bank, Ltd. and The Sumitomo Bank, Ltd., the Company exchanged shares of The Sakura Bank, Ltd. for those of Sumitomo Mitsui Banking Corporation. In accordance with EITF No. 91-5, a non-cash gain of ¥16,168 million was recorded for the year ended March 31, 2002 as a result of the exchange, which is included in the gain on sales of securities–net in the Statements of Consolidated Income.

     During the year ended March 31, 2001, the Company contributed certain available-for-sale securities and marketable equity securities of an associated company to an employee retirement benefit trust at fair value of ¥53,285 million and recognized ¥42,975 million in a realized gain, which is included in the gain on securities contributed to an employee retirement benefit trust. The fair value of marketable equity securities of an associated company at the time of contribution was ¥19,871 million and the corresponding gain was ¥19,683 million.

     Debt securities classified as available-for-sale and held-to-maturity at March 31, 2003 mature as follows:

	Millions of Yen

	Available-for-sale		Held-to-maturity

	Carrying	Aggregate	Carrying	Aggregate
	amount	fair value	amount	fair value

Contractual maturities:
Within 1 year	¥86,695	¥86,796	¥11,806	¥11,806
After 1 year through 5 years	35,234	35,203	1,936	1,950
After 5 years through 10 years	8,157	8,171	3,051	3,048
After 10 years	5	5	—	—

Total	¥130,091	¥130,175	¥16,793	¥16,804

     For the year ended March 31, 2002, certain subsidiaries transferred part of their securities classified as held-to-maturity to the available-for-sale category at the date of initial application of SFAS No. 133. The carrying amount of the transferred securities at the time of transfer was ¥15,322 million, and the amount of the related unrealized gain or loss was immaterial.

Investments in and advances to associated companies

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. Such investments include but are not limited to the companies’ investments in Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Mitsui Leasing & Development, Ltd. (44.67%), Nihon Unisys, Ltd. (27.85%), Sakhalin Energy Investment Company Ltd. (25.00%) and NextCom K.K. (33.25%). Associated companies mainly engage in the development of natural resources and manufacturing and distribution of various kinds of products. The major geographic areas of activities of such entities are Japan, the Americas, Asia and Oceania.

     Investments in and advances to associated companies at March 31, 2003 and 2002 consisted of the following:

	Millions of Yen

	2003	2002

Investments in capital stock	¥414,473	¥361,307
Advances	170,038	98,490

Total	¥584,511	¥459,797

     The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥34,431 million and ¥30,229 million at March 31, 2003 and 2002, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to intangible assets subject to amortization.

     Investments in common stock of associated companies include marketable equity securities carried at ¥86,409 million and ¥78,030 million at March 31, 2003 and 2002, respectively. Corresponding aggregate quoted market values were ¥65,852 million and ¥75,542 million, respectively.

     Summarized financial information for associated companies at March 31, 2003 and 2002 and for the years ended March 31, 2003, 2002 and 2001 was as follows:

	Millions of Yen

	2003	2002

Current assets	¥2,434,282	¥2,052,553
Property and equipment—net of accumulated depreciation	2,028,094	1,951,055
Other assets	916,754	870,220

Total assets	¥5,379,130	¥4,873,828

Current liabilities	¥2,119,214	¥1,782,001
Long-term liabilities and minority interests	1,986,221	1,944,236
Shareholders’ equity	1,273,695	1,147,591

Total liabilities and shareholders’ equity	¥5,379,130	¥4,873,828

The companies’ equity in net assets of associated companies	¥380,042	¥331,078

	Millions of Yen

	2003	2002	2001

Total trading transactions	¥4,983,091	¥3,797,813	¥3,534,008
Revenue—gross trading profit	730,929	650,092	569,363
Net income	92,593	92,132	25,108

     The companies’ total trading transactions with associated companies during the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of Yen

	2003	2002	2001

Sale transactions	¥866,522	¥840,041	¥838,385
Purchase transactions	795,802	780,872	657,540

     Dividends received from associated companies for the years ended March 31, 2003, 2002 and 2001 amounted to ¥13,037 million, ¥9,590 million and ¥7,876 million, respectively.

     Consolidated unappropriated retained earnings at March 31, 2003 and 2002 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥70,502 million and ¥61,122 million, respectively.

6. ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the change in the allowance for doubtful receivables is as follows:

	Millions of Yen

	Balance at		Provision for	Charged to
	beginning of	Credits	doubtful	other	Balance at
	year	charged off	receivables	accounts*1	end of year

Year ended March 31, 2003:
Current	¥20,625	¥(3,974)	¥6,077	¥(1,492)	¥21,236
Non-current	139,478	(10,163)	8,216	2,262	139,793

Total	¥160,103	¥(14,137)	¥14,293	¥770	¥161,029

Year ended March 31, 2002*2:
Current	¥43,930	¥(25,899)	¥2,584	¥10	¥20,625
Non-current	121,684	(11,141)	18,607	10,328	139,478

Total	¥165,614	¥(37,040)	¥21,191	¥10,338	¥160,103

Year ended March 31, 2001:
Current	¥24,867	¥(6,292)	¥25,346	¥9	¥43,930
Non-current	112,281	(17,536)	18,323	8,616	121,684

Total	¥137,148	¥(23,828)	¥43,669	¥8,625	¥165,614

*1	Principally reclassification to discontinued operations and effect of changes in foreign exchange rates.

*2	The effect of the change in the fiscal year-end of certain subsidiaries was immaterial.

     At March 31, 2003 and 2002, the carrying values of such impaired loans, as defined in SFAS No. 114, were ¥195,028 million and ¥168,346 million, respectively, while the total allowance for doubtful receivables related to such loans was ¥130,996 million and ¥127,307 million, respectively.

     The amounts of the impaired loans include those without allowance for doubtful receivables, which were ¥5,391 million and ¥3,238 million at March 31, 2003 and 2002, respectively.

     The average investment in impaired loans for the years ended March 31, 2003, 2002 and 2001 were ¥181,687 million, ¥170,206 million and ¥163,983 million, respectively.

     Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired. For the years ended March 31, 2003, 2002 and 2001, the companies recognized interest income on impaired loans of ¥1,800 million, ¥2,855 million and ¥3,346 million, respectively.

7. LEASES

Lessor

The companies lease real estate and equipment, aircraft, ocean transport vessels and rolling stock.

     Certain leases of aircraft and rolling stock are classified as direct financing leases or leveraged leases, and the net investments are included as part of trade receivables-accounts and non-current receivables, less unearned interest in the accompanying Consolidated Balance Sheets. The companies have no general obligation for principal and interest on notes and other instruments related to third-party participation in leveraged leases. Such notes and other instruments have not been included in liabilities but have been offset against the related lease receivables. The residual values represent the estimate of the values of the leased assets at the end of the lease contracts and are initially recorded based on appraisals and estimates. Realization of the residual values is dependent on the companies’ future ability to sell the related assets under then prevailing market conditions.

     Other leases are classified as operating leases and the related assets are presented as property leased to others–at cost, less accumulated depreciation in the accompanying Consolidated Balance Sheets.

     The following comprises the components of the net investment in direct financing leases as of March 31, 2003 and 2002:

	Millions of Yen

	2003	2002

Total minimum lease payments to be received	¥86,502	¥98,624
Estimated unguaranteed residual value of leased assets	15,942	16,131
Deferred initial direct costs	10	11
Less unearned income	(34,070)	(35,843)

Investment in direct financing leases	68,384	78,923
Less allowance for doubtful receivables	(903)	(703)

Net investment in direct financing leases	¥67,481	¥78,220

     The following is a schedule by years of future minimum lease payments to be received from direct financing leases as of March 31, 2003:

Millions of Yen

Year ending March 31:
2004	¥11,578
2005	6,755
2006	6,808
2007	6,621
2008	6,228
Thereafter	48,512

Total	¥86,502

     The following represents the components of the net investment in leveraged leases as of March 31, 2003 and 2002:

	Millions of Yen

	2003	2002

Total minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt)	¥5,242	¥4,756
Estimated unguaranteed residual value of leased assets	9,495	9,913
Less unearned income	(4,074)	(4,421)

Investment in leveraged leases	10,663	10,248
Less deferred tax liabilities arising from leveraged leases	(4,791)	(3,405)

Net investment in leveraged leases	¥5,872	¥6,843

     The following schedule provides an analysis of the companies’ investment in property on operating leases and property held for lease by classes as of March 31, 2003 and 2002:

	Millions of Yen

	2003			2002

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Real estate and equipment	¥220,333	¥(72,873)	¥147,460	¥234,576	¥(77,599)	¥156,977
Aircraft	73,890	(13,601)	60,289	99,608	(15,994)	83,614
Ocean transport vessels	40,872	(8,317)	32,555	42,312	(12,629)	29,683

Total	¥335,095	¥(94,791)	¥240,304	¥376,496	¥(106,222)	¥270,274

     The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 31, 2003:

Millions of Yen

Year ending March 31:
2004	¥17,041
2005	13,281
2006	10,571
2007	8,338
2008	6,890
Thereafter	41,546

Total	¥97,667

Lessee

The companies lease ocean transport vessels, aircraft, real estate and equipment. All of the ocean transport vessels and aircraft under operating leases are subleased to third parties. Most other leases are classified as operating leases. Leased assets under capital leases were not significant in any period presented.

     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2003. Minimum payments have not been reduced by minimum sublease rentals of ¥86,310 million due in the future under noncancelable subleases:

Millions of Yen

Year ending March 31:
2004	¥23,825
2005	20,190
2006	17,003
2007	14,341
2008	10,724
Thereafter	31,448

Total	¥117,531

     Rental expenses incurred for operating leases for the years ended March 31, 2003, 2002 and 2001 were ¥35,420 million, ¥32,896 million and ¥25,353 million, respectively. Sublease rental income for the years ended March 31, 2003, 2002 and 2001 were ¥20,184 million, ¥13,165 million and ¥7,663 million, respectively.

8. PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At March 31, 2003 and 2002, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen

	2003	2002

Trade receivables (current and non-current)	¥47,240	¥40,936
Investments	12,399	37,515
Property leased to others (net book value)	14,047	15,328
Property and equipment (net book value)	25,657	30,333
Other	1,202	1,462

Total	¥100,545	¥125,574

     The distribution of such collateral among short-term bank loans, long-term debt and guarantees of contracts, etc. was as follows:

	Millions of Yen

	2003	2002

Short-term bank loans	¥7,005	¥11,904
Long-term debt	73,351	88,531
Guarantees of contracts, etc.	20,189	25,139

Total	¥100,545	¥125,574

     Trust receipts issued under customary import financing arrangements (short-term bank loans and bank acceptances) give banks a security interest in the merchandise imported and/or the accounts receivable resulting from the sale of such merchandise. Because of the companies’ large volume of import transactions, it is not practicable to determine the total amount of assets covered by outstanding trust receipts.

Financial assets accepted as collateral

At March 31, 2003 and 2002, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen

	2003	2002

Bank deposits	¥2,451	¥3,694
Stocks and bonds	7,169	9,170
Promissory notes	42,617	50,624

     Promissory notes of ¥9,191 million and ¥13,365 million which have been provided as collateral were repledged at March 31, 2003 and 2002, respectively.

     At March 31, 2003 and 2002, under security repurchase agreements, the companies accepted corporate bonds of ¥3,599 million and Japanese government and corporate bonds of ¥17,931 million, from the counterparties, respectively. These financial assets were not sold or repledged as of March 31, 2003 and 2002.

9. IMPAIRMENT LOSS OF LONG-LIVED ASSETS

The companies recognized the impairment loss of long-lived assets in accordance with the provisions of SFAS No. 144 during the year ended March 31, 2003, and under SFAS No. 121 for the years ended March 31, 2002 and 2001. See Note 4, “DISCONTINUED OPERATIONS,” for the impairment loss on long-lived assets reported in discontinued operations.

     The impairment loss on long-lived assets consists principally of property leased to others and real estate owned by subsidiaries in the Machinery, Electronics & Information, Energy and Consumer Products & Services operating segments for the year ended March 31, 2003, real estate and production facilities in the Corporate, Metal Products & Minerals and Energy operating segments for the year ended March 31, 2002, and real estate and production facilities owned by subsidiaries in the Chemical, Energy and Consumer Products & Services operating segments for the year ended March 31, 2001. The impairments for the year ended March 31, 2003 mainly related to operating cutbacks by the airline industry in the United States resulting from deterioration of its business environment, and to land in Japan resulting from significant decreases in market value. The impairments for the years ended March 31, 2002 and 2001, mainly related to land in Japan resulting from significant decreases in market value, and to production facilities of certain subsidiaries resulting from operating losses. The fair value of the assets is calculated based on market value or on the discounted future cash flows whichever management considers the most appropriate.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization at March 31, 2003 and 2002 consisted of the following:

	Millions of Yen

	2003		2002

	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization

Mining and oil concessions	¥29,306	¥5,248	¥4,214	¥1,433
Software	23,123	10,407	24,703	12,881
Trademarks	10,061	5,732	9,367	4,795
Patents	9,906	9,711	10,906	10,483
Other	26,856	17,031	19,201	12,789

Total	¥99,252	¥48,129	¥68,391	¥42,381

     The aggregate amortization expense of intangible assets for the years ended March 31, 2003 and 2002 was ¥11,984 million and ¥7,190 million, respectively. The estimated aggregate amortization expense of intangible assets at March 31, 2003 for each of the next five years is as follows:

Millions of Yen

Year ending March 31:
2004	¥9,039
2005	8,118
2006	7,184
2007	4,428
2008	2,990

Total carrying amount of intangible assets not subject to amortization (excluding goodwill) at March 31, 2003 and 2002 consisted of:

	Millions of Yen

	2003	2002

Land rights	¥8,947	¥9,213
Other	3,152	3,098

Total	¥12,099	¥12,311

     Intangible assets which are subject to amortization acquired during the year ended March 31, 2003 totaled ¥35,859 million, and consist primarily of mining and oil concessions of ¥25,107 million and software of ¥5,204 million. The weighted average amortization periods for mining and oil concessions and software are 17 years and 5 years, respectively. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2003 was immaterial.

     No impairment loss was recorded for intangible assets subject to amortization and not subject to amortization for the year ended March 31, 2003.

     In addition to the intangible assets shown in the above tables, intangible assets in the Consolidated Balance Sheets at March 31, 2003 and 2002 also included unrecognized prior service costs totaling ¥180 million and ¥128 million, respectively, which were recorded under SFAS No. 87 as discussed in Note 12, “PENSION COSTS AND SEVERANCE INDEMNITIES.”

     The changes in the carrying amount of goodwill by operating segment for the year ended March 31, 2003 were as follows:

	Millions of Yen

	Metal	Machinery,		Consumer
	Products &	Electronics &		Products &		Consolidated
	Minerals	Information	Chemical	Services	Americas	Total

Balance at beginning of year	¥3,228	¥1,012	¥919	¥1,068	¥479	¥6,706
Acquisition	—	1,557	—	—	—	1,557
Foreign currency translation adjustments	(316)	17	(90)	(51)	(46)	(486)

Balance at end of year	¥2,912	¥2,586	¥829	¥1,017	¥433	¥7,777

     No impairment loss was recorded for goodwill during the year ended March 31, 2003.

     Net income and basic and diluted net income per ADS adjusted to exclude goodwill amortization and equity method goodwill amortization for the years ended March 31, 2003, 2002 and 2001 were as follows:

	Millions of Yen

	2003	2002	2001

Reported net income	¥31,138	¥55,371	¥51,588
Add back: Goodwill amortization	—	202	181
Add back: Equity method goodwill amortization	—	136	(6)

Adjusted net income	¥31,138	¥55,709	¥51,763

	Yen

	2003	2002	2001

Basic net income per ADS:
Reported net income	¥394	¥699	¥651
Add back: Goodwill amortization	—	3	3
Add back: Equity method goodwill amortization	—	2	0

Adjusted net income	¥394	¥704	¥654

Diluted net income per ADS:
Reported net income	¥374	¥657	¥613
Add back: Goodwill amortization	—	2	2
Add back: Equity method goodwill amortization	—	2	0

Adjusted net income	¥374	¥661	¥615

11. SHORT-TERM BORROWINGS AND LONG-TERM DEBT

Short-term borrowings

Short-term borrowings at March 31, 2003 and 2002 were comprised of the following:

	Millions of Yen

	2003		2002

		Interest		Interest
		rate*1		rate*1

Short-term bank loans and others	¥516,470	1.3%	¥482,631	2.1%
Commercial paper	96,187	0.3	84,546	0.4

Total	612,657		567,177
SFAS No. 133 fair value adjustment*2	(12)		236

Total	¥612,645		¥567,413

*1	The interest rates represent weighted average rates in effect at March 31, 2003 and 2002, regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

*2	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates during the term of the hedge.

     Unused lines of credit, for short-term financing outside Japan, aggregated ¥507,667 million at March 31, 2003. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material in each of the past two years.

Long-term debt

Long-term debt at March 31, 2003 and 2002 consisted of the following:

	Millions of Yen

	2003	2002

Long-term debt with collateral (Note 8):
Banks and insurance companies, maturing serially through 2012–principally 0.1% to 7%	¥79,307	¥146,469
Government-owned banks and government agencies, maturing serially through 2055–principally 1% to 6%	36,448	64,467
Other, maturing serially through 2018–principally 2%	5,889	5,623

Total	¥121,644	¥216,559

Long-term debt without collateral:
Banks and others (principally insurance companies):
Principally 0.1% to 7%, maturing serially through 2020	¥1,573,410	¥1,702,163
Principally 1% to 8%, maturing serially through 2013–(payable in foreign currencies)	359,277	233,142
Bonds and notes:
Japanese yen convertible bonds (fixed rate 1.5%, due 2003)	—	16,390
Japanese yen convertible bonds (fixed rate 1.05%, due 2009)	92,786	92,786
Euro yen bonds (fixed rate 3.0%, due 2002)	—	4,224
Japanese yen bonds with early redemption clause (fixed rate 1.1% to 1.4%, due 2013)	35,000	35,000
Japanese yen bonds (fixed rate 1.0% to 3.6%, due 2002-2019)	220,000	205,000
Japanese yen bonds (fixed and floating rate:
floating rate 1.2% to 1.9%, due 2003-2013)	48,500	20,000
Japanese yen bonds (fixed and floating rate:
fixed rate 2.0% to 2.5%, due 2013-2014)	33,000	50,500
Japanese yen bonds (floating rate 1.4% to 2.9%, due 2010)	62,000	62,000
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3.0% to 3.25%, due 2007-2012)	30,000	30,000
Notes under global medium-term note programme (fixed rate 0.15% to 4.6%, due 2002-2014)	40,573	78,149
Notes under euro medium-term note programme (fixed and floating rate: fixed rate 0.06% to 7.9%,due 2002-2023)	127,422	70,362
Others	—	6,404
Account payables, derivative liabilities and others due through 2017:
Interest bearing	43,295	57,244
Non-interest bearing	113,012	134,844

Total	2,778,275	2,798,208

Total	2,899,919	3,014,767
SFAS No. 133 fair value adjustment*	95,850	59,887

Total	2,995,769	3,074,654
Less current maturities	495,299	454,787

Long-term debt, less current maturities	¥2,500,470	¥2,619,867

*	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates during the term of the hedge.

     The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). The three-month and six-month LIBORs for U.S. dollar as of March 31, 2003 were 1.28% and 1.23%, respectively. (See Note 19, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” and Note 20, “FINANCIAL INSTRUMENTS.”)

     The 1.05% Convertible Bonds due 2009 may be converted into common stock at ¥881.00 per share, at the option of the holder and may be redeemed at the option of the Company at specified percentages of the principal.

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

     Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors’ review and approval before presentation to the shareholders. Certain of those agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2003 and 2002, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

     Maturities of long-term debt outstanding at March 31, 2003 were as follows, excluding the effect of the SFAS No. 133 fair value adjustment:

Millions of Yen

Year ending March 31:
2004	¥485,953
2005	477,519
2006	303,200
2007	277,118
2008	288,417
Thereafter	1,067,712

Total	¥2,899,919

12. PENSION COSTS AND SEVERANCE INDEMNITIES

The Company and certain subsidiaries have non-contributory defined benefit pension plans and contributory defined benefit pension plans, covering substantially all employees other than directors.

     The primary pension plan is the Company’s contributory defined benefit Japanese government welfare pension program for its employees (the Employees’ Pension Fund, “EPF”). EPF is composed of a substitutional portion of Japanese Pension Insurance and a corporate portion of a contributory defined benefit plan. For the former, the benefits are based on a standard remuneration schedule under the Welfare Pension

Insurance Law and the length of participation. For the latter, the benefits are based on the length of service.

     Effective April 1, 1997, the Company merged a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan, “TQPP”) into EPF. Only retired employees with vested benefits as of March 31, 1997, remained in the TQPP.

     The Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.

     The measurement date used for the Company’s pension plans was changed for the year ended March 31, 2002 from December 31 to March 31. The change in the measurement date did not have a material effect on the consolidated financial statements.

     Net periodic pension costs of the companies’ defined benefit pension plans for the years ended March 31, 2003, 2002 and 2001 included the following components:

	Millions of Yen

	2003	2002	2001

Service cost–benefits earned during the period	¥11,582	¥12,834	¥13,019
Interest cost on projected benefit obligation	7,234	7,528	7,427
Expected return on plan assets	(5,815)	(5,004)	(4,800)
Amortization of unrecognized obligation existing at transition	—	—	3,726
Amortization of unrecognized prior service cost	(171)	(53)	298
Amortization of unrecognized net amount resulting from changes in plan experience and actuarial assumptions	8,809	8,867	5,801

Net periodic pension costs	¥21,639	¥24,172	¥25,471

    The following table sets forth the reconciliation of benefit obligations, plan assets and funded status of the plans:

	Millions of Yen

	2003	2002

Change in benefit obligations:
Benefit obligation at beginning of year	¥253,885	¥245,195
Service cost	11,582	12,834
Interest cost	7,234	7,528
Plan participants’ contributions	829	1,418
Plan amendments	(620)	(2,082)
Actuarial loss	32,509	10,761
Benefits paid from plan assets	(12,651)	(14,606)
Direct benefit payments	(5,344)	(4,317)
Settlements	(160)	(3,479)
Acquisitions and divestitures	(544)	(1,281)
Foreign currency translation adjustments	(645)	1,914

Benefit obligation at end of year	286,075	253,885

(Continued)

	Millions of Yen

	2003	2002

Change in plan assets:
Fair value of plan assets at beginning of year	233,229	188,711
Actual loss on plan assets	(46,372)	(7,119)
Employer contribution	53,298	67,203
Plan participants’ contributions	829	1,418
Benefits paid from plan assets	(12,651)	(14,606)
Settlements	(101)	(3,479)
Acquisitions and divestitures	620	—
Foreign currency translation adjustments	(434)	1,101

Fair value of plan assets at end of year	228,418	233,229

Funded status at end of year	(57,657)	(20,656)
Unrecognized prior service cost	(7,754)	(7,268)
Unrecognized net amount resulting from changes in plan experience and actuarial assumptions	145,833	69,980

Net amount recognized	¥80,422	¥42,056

Amounts recognized in the Consolidated Balance Sheets consist of:
Intangible assets	¥180	¥128
Other assets (prepaid pension costs)	119,727	80,410
Accrued pension costs and liability for severance indemnities	(53,148)	(41,561)
Accumulated other comprehensive loss (before income tax effect)	13,663	3,079

Net amount recognized	¥80,422	¥42,056

     The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥286,075 million and ¥228,418 million at March 31, 2003 and ¥80,526 million and ¥38,731 million at March 31, 2002. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were ¥49,461 million and ¥22,405 million at March 31, 2003 and ¥36,233 million and ¥23,988 million at March 31, 2002.

     The prior service cost is amortized over the average remaining service period of employees expected to receive related benefits.

     The amortization periods of the unrecognized net amount resulting from changes in plan experience and actuarial assumptions are seven years for EPF and the average remaining service period for other defined benefit pension plans.

     The impact of the change in the fiscal year-end of certain subsidiaries for the year ended March 31, 2002 on benefit obligations and plan assets was immaterial.

     Assumptions used in the accounting for the companies’ defined benefit pension plans for the years ended March 31, 2003, 2002 and 2001 are set forth as follows:

	2003	2002	2001

Weighted-average discount rates	2.5%	3.2%	3.2%
Weighted-average expected long-term rates of return on plan assets	2.6%	2.9%	3.0%

     The rate of increase in future compensation levels was not applied in determining the projected benefit obligation of the corporate portion of EPF because the benefit formulas of the Company’s plans do not contain factors relating to compensation levels.

     The rates of increase in future compensation levels applied for the other defined benefit pension plans for the years ended March 31, 2003, 2002 and 2001 were 1.5% to 10.0%, 1.5% to 7.0% and 2.0% to 7.0%, respectively.

     The companies’ funding policies with respect to pension plans are generally to contribute amounts calculated based on the plans’ contribution formula. Plan assets, including assets in pension trust funds managed by certain trust banks, life insurance companies and investment consulting companies, consist of Japanese government bonds, other debt securities and marketable equity securities. Plan assets managed by insurance companies are included in pooled investment portfolios of such insurance companies.

     The Company established the employee retirement benefit trust for retirement obligations by contributing certain available-for-sale securities during the years ended March 31, 2003 and 2002, and by contributing certain available-for-sale securities and marketable equity securities of an associated company during the year ended March 31, 2001.

     As stated in Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS,” fair value at contribution of these securities for the years ended March 31, 2003 and 2002 were ¥27,343 million and ¥45,770 million, respectively. The fair value of securities held in the employee retirement benefit trust is included in the fair value of plan assets at March 31, 2003 and 2002. The fair value of marketable equity securities of an associated company included in plan assets is ¥10,313 million and ¥21,139 million at March 31, 2003 and 2002, respectively.

     In addition to the above defined benefit pension plans, the Company provides the “Early Retirement Support Plan” to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2003, 2002 and 2001, the Company recorded ¥12,687 million, ¥5,595 million and ¥14,796 million of periodic payments in excess of previous projections and projected benefits based on factors including the history of benefit payments as selling, general and administrative expenses, respectively.

     Certain subsidiaries recorded ¥5,836 million of additional costs of offering early retirement programs to their employees for the year ended March 31, 2001. These benefit costs were immaterial for the years ended March 31, 2003 and 2002.

13. SHAREHOLDERS’ EQUITY

Common stock and capital surplus

Prior to October 1, 2001, under the Commercial Code of Japan (the “Code”), certain issuances of common stock, including conversions of bonds and notes and exercises of warrants issued, were required to be credited to the common stock account for at least the greater of par value or 50% of the proceeds. An amendment to the Code, which became effective on October 1, 2001, required that the stated par value be eliminated resulting in all of the outstanding shares having no par value as of October 1, 2001. After the amendment, the issuances of common stock are required to be credited to the common stock account for at least 50% of the proceeds.

     At March 31, 2003, 105,318,956 shares of common stock were reserved for the conversion of outstanding bonds.

     The Code permits, upon approval by the Board of Directors, transfers of amounts from capital surplus to the common stock account. The amounts available for transfer are based on capital surplus as defined by accounting practices prevailing in Japan. Additional amounts recorded as capital surplus to conform with U.S. GAAP may not be transferred. Such additional amounts primarily relate to accounting for warrants and business combinations and amounted to ¥69,049 million at March 31, 2003.

Retained earnings appropriated for legal reserve

Prior to October 1, 2001, the Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve until such reserve equals 25% of common stock. The amendment to the Code, which became effective on October 1, 2001, provides that the amount to be appropriated as a legal reserve shall be up to the total amount of capital surplus and the legal reserve being equal to 25% of common stock. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors. The amendment to the Code also provides that to the extent that the sum of capital surplus and the legal reserve exceeds 25% of common stock, the excess, if any, is available for appropriations by resolution of the shareholders.

Retained earnings unappropriated

The amount of retained earnings available for dividends under the Code is based on the amount of retained earnings recorded in the Company’s general books of account in accordance with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the determination of retained earnings available for dividends under the Code.

     Retained earnings, exclusive of retained earnings appropriated for the legal reserve, shown in the Company’s general books of account amounted to ¥197,169 million at March 31, 2003. The amount does not include any retained earnings to be appropriated for the legal reserve as a part of appropriations of retained earnings associated with cash outlays and any amount restricted as to the payment of dividends under the Code. See Note 11, “SHORT-TERM BORROWINGS AND LONG-TERM DEBT,” for the rights of certain creditors to review and approve the companies’ proposal for the payment of dividends and other appropriations of earnings. Dividends are approved by shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. A mid-year interim dividend may be paid by resolution of the Board of Directors, subject to limitations imposed by the Code.

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

     The amendment to the Code, which became effective on October 1, 2001, permits the Company to purchase and hold its own shares. The Company is allowed to decide the total number and amount of the shares to be acquired, not to exceed the amount of retained earnings available for dividends, subject to the prior approval of the shareholders at an ordinary general meeting of shareholders. Public companies are generally required to purchase the shares through market transactions or tender offer and dispose of them, subject to the approval of the Board of Directors, unless otherwise specified in the Code, or as far as the Articles of Incorporation do not require a resolution of the shareholders at the shareholders’ meeting. As an example of the disposal of its own shares, the Company sells the shares or chooses to transfer the shares instead of issuing new shares in case of merger, stock transfer or exchange, or spin-off. In addition, the Code enables the Company to retire its own shares by resolution of the Board of Directors.

     At the ordinary general meeting of shareholders held on June 27, 2002, it was approved that the Company may acquire up to 70 million outstanding shares of its common stock at an amount not exceeding ¥70,000 million until the conclusion of the ordinary general meeting of shareholders on June 27, 2003.

     It was approved on May 9, 2003 that the Board of Directors propose a resolution at the ordinary general meeting of shareholders to be held on June 27, 2003 that the Company may acquire up to a total not exceeding 70 million outstanding shares of its common stock at an amount in a total not exceeding ¥50,000 million until the conclusion of the next ordinary general meeting of shareholders.

Accumulated other comprehensive income (loss)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2003, 2002 and 2001 are as follows:

	Millions of Yen

	2003	2002	2001

Unrealized Holding Gains and Losses on Available-for-Sale Securities:
Balance at beginning of year	¥44,246	¥95,806	¥115,326
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	(85,488)	(119,796)	(12,033)
Deferred income taxes	34,673	49,085	7,578

Adjustments for year (after income tax effect)	(50,815)	(70,711)	(4,455)

Pre-tax amount of reclassification adjustments	10,540	28,272	(28,577)
Deferred income taxes	(566)	(8,945)	13,512

Adjustments for year (after income tax effect)	9,974	19,327	(15,065)

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	—	(290)	—
Deferred income taxes	—	122	—

Adjustments for year (after income tax effect)	—	(168)	—

Pre-tax amount of reclassification adjustments	—	(8)	—
Deferred income taxes	—	—	—

Adjustments for year (after income tax effect)	—	(8)	—

Balance at end of year	¥3,405	¥44,246	¥95,806

Foreign Currency Translation Adjustments:
Balance at beginning of year	¥(118,669)	¥(188,670)	¥(217,076)
Pre-tax amount of translation adjustments	(26,957)	73,838	29,393
Deferred income taxes	1,032	(5,421)	(3,161)

Adjustments for year (after income tax effect)	(25,925)	68,417	26,232

Pre-tax amount of reclassification adjustments	4,721	818	2,377
Deferred income taxes	(1,180)	(178)	(203)

Adjustments for year (after income tax effect)	3,541	640	2,174

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount of translation adjustments	—	954	—
Deferred income taxes	—	(10)	—

Adjustments for year (after income tax effect)	—	944	—

Pre-tax amount of reclassification adjustments	—	—	—
Deferred income taxes	—	—	—

Adjustments for year (after income tax effect)	—	—	—

Balance at end of year	¥(141,053)	¥(118,669)	¥(188,670)

(Continued)

	Millions of Yen

	2003	2002	2001

Minimum Pension Liability Adjustment:
Balance at beginning of year	¥(373)	¥(24,841)	¥(15,611)
Pre-tax amount	(10,584)	48,577	(15,914)
Deferred income taxes	4,226	(24,063)	6,684

Adjustments for year (after income tax effect)	(6,358)	24,514	(9,230)

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount	—	(73)	—
Deferred income taxes	—	27	—

Adjustments for year (after income tax effect)	—	(46)	—

Balance at end of year	¥(6,731)	¥(373)	¥(24,841)

Net Unrealized Gains and Losses on Derivatives:
Balance at beginning of year	¥(2,122)	—	—
Pre-tax amount of net unrealized gains and losses on derivatives	(3,782)	¥(7,545)	—
Deferred income taxes	1,621	2,787	—

Adjustments for year (after income tax effect)	(2,161)	(4,758)	—

Pre-tax amount of reclassification adjustments	2,762	3,015	—
Deferred income taxes	(1,238)	(1,207)	—

Adjustments for year (after income tax effect)	1,524	1,808	—

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount of net unrealized gains and losses on derivatives	—	1,016	—
Deferred income taxes	—	(353)	—

Adjustments for year (after income tax effect)	—	663	—

Pre-tax amount of reclassification adjustments	—	257	—
Deferred income taxes	—	(92)	—

Adjustments for year (after income tax effect)	—	165	—

Balance at end of year	¥(2,759)	¥(2,122)	—

Accumulated Other Comprehensive Income (Loss) – Total:
Balance at beginning of year	¥(76,918)	¥(117,705)	¥(117,361)
Pre-tax amount	(108,788)	27,179	(24,754)
Deferred income taxes	38,568	12,058	24,410

Other comprehensive income (loss) for year (after income tax effect)	(70,220)	39,237	(344)

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount	—	1,856	—
Deferred income taxes	—	(306)	—

Other comprehensive income (loss) for the stub period (after income tax effect)	—	1,550	—

Balance at end of year	¥(147,138)	¥(76,918)	¥(117,705)

14. NET INCOME PER ADS

The following is a reconciliation of basic net income per ADS to diluted net income per ADS for the years ended March 31, 2003, 2002 and 2001:

	2003

	Net income	Shares	Per ADS
	(numerator)	(denominator)	amount

	Millions of Yen	In Thousands	Yen

Basic Net Income per ADS:
Income from continuing operations	¥33,614	1,582,278	¥425
Loss from discontinued operations-net (after income tax effect)	(2,476)	1,582,278	(31)
Net income available to common shareholders	31,138	1,582,278	394

Effect of Dilutive Securities:
1.5% Convertible Bonds due 2003	189	19,266
1.05% Convertible Bonds due 2009	581	105,319

Diluted Net Income per ADS:
Income from continuing operations	34,384	1,706,863	403
Loss from discontinued operations-net (after income tax effect)	(2,476)	1,706,863	(29)
Net income available to common share-holders after effect of dilutive securities	¥31,908	1,706,863	¥374

	2002

	Net income	Shares	Per ADS
	(numerator)	(denominator)	amount

	Millions of Yen	In Thousands	Yen

Basic Net Income per ADS:
Income from continuing operations	¥58,891	1,583,427	¥744
Loss from discontinued operations-net (after income tax effect)	(3,520)	1,583,427	(45)
Net income available to common shareholders	55,371	1,583,427	699

Effect of Dilutive Securities:
1.5% Convertible Bonds due 2003	150	19,266
1.05% Convertible Bonds due 2009	581	105,319

Diluted Net Income per ADS:
Income from continuing operations	59,622	1,708,012	698
Loss from discontinued operations-net (after income tax effect)	(3,520)	1,708,012	(41)
Net income available to common share-holders after effect of dilutive securities	¥56,102	1,708,012	¥657

	2001

	Net income	Shares	Per ADS
	(numerator)	(denominator)	amount

	Millions of Yen	In Thousands	Yen

Basic Net Income per ADS:
Income from continuing operations	¥53,944	1,583,675	¥681
Loss from discontinued operations-net (after income tax effect)	(2,356)	1,583,675	(30)
Net income available to common shareholders	51,588	1,583,675	651

Effect of Dilutive Securities:
1.5% Convertible Bonds due 2003	150	19,266
1.05% Convertible Bonds due 2009	581	105,319

Diluted Net Income per ADS:
Income from continuing operations	54,675	1,708,260	640
Loss from discontinued operations-net (after income tax effect)	(2,356)	1,708,260	(27)
Net income available to common share-holders after effect of dilutive securities	¥52,319	1,708,260	¥613

15. SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires disclosure of financial and descriptive information about operating segments, which are components of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker in deciding about resources to be allocated to the segment and assessing its performance.

     The Company undertook a reorganization that included introduction of an operating group system, effective from April 2002, through which larger groups can access more management resources. The operating groups of the companies’ Head Office, which are organized based on the “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The operating groups also collaborate with branches and offices that are located in Japan and overseas countries and with overseas trading subsidiaries in planning and executing their strategies for products or regions. The branches, offices and overseas trading subsidiaries are separate operating units, which are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their affiliated companies in collaboration with the operating groups. Therefore, the Company’s operating segments are comprised of product-focused operating segments and region-focused operating segments.

     The companies’ reportable operating segments are five product-focused operating segments comprised of the operating groups of the Head Office and four region-focused reportable operating segments which have aggregated branches, offices and overseas trading subsidiaries based on characteristics of their regions.

     Based on the change in new management organization, including the introduction of an operating group system, from the year beginning April 1, 2002, “Electronics & Information” was combined with “Machinery,” and “Transportation Logistics,” which had been included in “Consumer Products & Services” before, is included in “Corporate and Eliminations.” The operating segment information for the years ended March 31, 2002 and 2001 has been restated to conform to the presentation for the year ended March 31, 2003.

     Further, starting from the year ended March 31, 2002, revenue—gross trading profit and operating income (loss) have been disclosed, since these two items of each reportable segment are newly included in the measure of segment profit or loss reviewed by the chief operating decision maker.

     A description of reportable operating segments of the Company follows.

     Metal Products & Minerals develops raw material resources of iron or non-ferrous metals in other countries, and manufactures, sells and trades products in Japan and abroad.

     Machinery, Electronics & Information manufactures, sells and trades machinery products and electronics and information related products and services, and executes projects such as the construction of plants and infrastructure, in Japan and abroad.

     Chemical manufactures, sells and trades chemical products in Japan and abroad.

     Energy develops energy resources overseas and manufactures, sells and trades oil and gas products in Japan and abroad.

     Consumer Products & Services manufactures, constructs, sells and trades consumer-related products, such as foods, textiles, general merchandise and houses, and also provides logistics services concerning those consumer-related products.

     Domestic Branches and Offices trade in various commodities and conduct related business in branches and offices in Japan, such as in the Kansai and Chubu districts.

     Americas, Europe and Other Overseas Areas trade in various commodities and conduct related business led by overseas trading subsidiaries or offices located in each region.

     The companies’ operating segment information, product information and geographic area information for the years ended March 31, 2003, 2002 and 2001 presented in conformity with SFAS No. 131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen

		Machinery,			Consumer	Domestic
	Metal Products	Electronics &			Products &	Branches and
Year ended March 31, 2003:	& Minerals	Information	Chemical	Energy	Services	Offices

Total trading transactions:
External customers	¥1,612,401	¥2,294,414	¥1,099,142	¥2,837,166	¥2,077,329	¥1,547,002
Intersegment	265,050	162,294	322,658	68,397	127,811	237,165

Total	¥1,877,451	¥2,456,708	¥1,421,800	¥2,905,563	¥2,205,140	¥1,784,167

Revenue-gross trading profit	¥70,674	¥117,987	¥60,871	¥53,027	¥105,947	¥41,405

Operating income (loss)	¥25,722	¥10,607	¥16,248	¥25,541	¥19,897	¥6,760

Net income (loss)	¥14,944	¥(4,916)	¥(5,850)	¥22,605	¥3,983	¥6,994

Total assets at March 31, 2003	¥887,517	¥1,250,695	¥484,628	¥572,660	¥803,842	¥488,026

	Millions of Yen

			Other Overseas	Corporate and	Consolidated
Year ended March 31, 2003:	Americas	Europe	Areas	Eliminations	Total

Total trading transactions:
External customers	¥786,707	¥355,061	¥577,425	¥50,036	¥13,236,683
Intersegment	485,566	224,247	729,116	(2,622,304)	—

Total	¥1,272,273	¥579,308	¥1,306,541	¥(2,572,268)	¥13,236,683

Revenue—gross trading profit	¥44,584	¥22,470	¥23,503	¥29,334	¥569,802

Operating income (loss)	¥9,485	¥4,163	¥(1,931)	¥(18,786)	¥97,706

Net income (loss)	¥3,291	¥2,845	¥6,193	¥(18,951)	¥31,138

Total assets at March 31, 2003	¥412,659	¥218,304	¥208,318	¥1,213,871	¥6,540,520

	Millions of Yen

		Machinery,			Consumer	Domestic
Year ended March 31, 2002	Metal Products	Electronics &			Products &	Branches and
(As restated):	& Minerals	Information	Chemical	Energy	Services	Offices

Total trading transactions:
External customers	¥1,501,933	¥2,335,049	¥1,019,745	¥2,367,078	¥2,034,648	¥1,633,061
Intersegment	282,948	170,725	292,098	87,215	139,398	272,492

Total	¥1,784,881	¥2,505,774	¥1,311,843	¥2,454,293	¥2,174,046	¥1,905,553

Revenue-gross trading profit	¥67,397	¥112,425	¥53,476	¥48,061	¥108,610	¥47,553

Operating income (loss)	¥19,847	¥10,027	¥8,185	¥16,661	¥5,082	¥8,873

Net income (loss)	¥9,449	¥13,377	¥(4,893)	¥22,152	¥2,756	¥6,773

Total assets at March 31, 2002	¥935,835	¥1,419,375	¥511,248	¥459,226	¥863,005	¥538,853

	Millions of Yen

Year ended March 31, 2002			Other Overseas	Corporate and	Consolidated
(As restated):	Americas	Europe	Areas	Eliminations	Total

Total trading transactions:
External customers	¥691,271	¥414,857	¥590,622	¥46,422	¥12,634,686
Intersegment	492,620	179,837	798,560	(2,715,893)	—

Total	¥1,183,891	¥594,694	¥1,389,182	¥(2,669,471)	¥12,634,686

Revenue-gross trading profit	¥45,096	¥20,623	¥21,929	¥21,379	¥546,549

Operating income (loss)	¥11,750	¥4,484	¥(4,700)	¥(864)	¥79,345

Net income (loss)	¥6,461	¥3,911	¥5,271	¥(9,886)	¥55,371

Total assets at March 31, 2002	¥400,387	¥232,656	¥241,271	¥1,066,510	¥6,668,366

	Millions of Yen

		Machinery,			Consumer	Domestic
Year ended March 31, 2001	Metal Products	Electronics &			Products &	Branches and
(As restated):	& Minerals	Information	Chemical	Energy	Services	Offices

Total trading transactions:
External customers	¥1,472,694	¥1,991,724	¥1,114,765	¥2,883,984	¥2,039,260	¥1,772,143
Intersegment	173,549	118,698	261,357	18,873	152,317	271,424

Total	¥1,646,243	¥2,110,422	¥1,376,122	¥2,902,857	¥2,191,577	¥2,043,567

Net income (loss)	¥10,271	¥16,744	¥5,493	¥12,299	¥(6,158)	¥6,149

Total assets at March 31, 2001	¥890,575	¥1,494,449	¥540,482	¥422,648	¥913,356	¥628,996

			Millions of Yen

Year ended March 31, 2001			Other Overseas	Corporate and	Consolidated
(As restated):	Americas	Europe	Areas	Eliminations	Total

Total trading transactions:
External customers	¥649,921	¥532,299	¥537,678	¥33,985	¥13,028,453
Intersegment	543,274	208,389	694,451	(2,442,332)	—

Total	¥1,193,195	¥740,688	¥1,232,129	¥(2,408,347)	¥13,028,453

Net income (loss)	¥9,991	¥3,876	¥4,882	¥(11,959)	¥51,588

Total assets at March 31,2001	¥371,276	¥270,604	¥255,970	¥921,751	¥6,710,107

Notes:(1)	“Electronics & Information” included in “Machinery, Electronics & Information” for the year ended March 31, 2003 is as follows: (millions of yen)

Total trading transactions	437,884
Revenue—gross trading profit	46,552
Operating income	3,506
Net loss	(3,130)
Total assets	230,164

(2)	Effective April 1, 2002, the companies adopted SFAS No. 144. The figures of “Consolidated Total” for the years ended March 31, 2002 and 2001 have been reclassified to conform to the current year presentation. The reclassifications to “Loss from Discontinued Operations—Net (After Income Tax Effect)” are included in “Corporate and Eliminations.”

(3)	Net loss of “Corporate and Eliminations” for the year ended March 31, 2003 included a) a charge of ¥7,485 million for an early retirement support program, b) ¥5,814 million in losses on the write-down of marketable securities, and c) ¥3,142 million in losses on sale of marketable securities (all amounts are after income tax effects).

Net loss of “Corporate and Eliminations” for the year ended March 31, 2002 included a) ¥16,200 million in losses on the write-down of marketable securities, b) ¥10,084 million in impairment losses of long-lived assets, c) a gain of ¥9,375 million from a non-monetary exchange of shares in connection with a business combination of certain financial institutions, and d) a gain of ¥8,895 million from contribution of securities to an employee retirement benefit trust (all amounts are after income tax effects).

Net loss of “Corporate and Eliminations” for the year ended March 31, 2001 included ¥4,627 million in losses (after income tax effect) on the write-down of marketable securities.

(4)	Total assets of “Corporate and Eliminations” at March 31, 2003, 2002 and 2001 include corporate assets, consisting primarily of cash and cash equivalents and time deposits maintained with regard to corporate finance activities and assets of certain subsidiaries operating with corporate departments.

(5)	Transfers between operating segments are made at cost plus a markup.

(6)	Operating income (loss) reflects the companies’ a) Revenue—gross trading profit, b) Selling, general and administrative expenses, and c) Provision for doubtful receivables.

PRODUCT INFORMATION

	Millions of Yen

		Non-Ferrous		Electronics &
	Iron and Steel	Metals	Machinery	Information	Chemicals	Energy

Year ended March 31, 2003:
Total trading transactions to external customers	¥1,658,873	¥865,378	¥2,333,360	¥427,117	¥2,078,551	¥3,297,179

Revenue—Gross trading profit	¥79,742	¥20,884	¥96,993	¥48,261	¥100,654	¥61,047

Year ended March 31, 2002:
Total trading transactions to external customers	¥1,537,113	¥953,378	¥2,325,343	¥450,160	¥1,913,051	¥2,777,259

Revenue—Gross trading profit	¥75,567	¥22,631	¥87,178	¥53,986	¥93,979	¥53,281

Year ended March 31, 2001:
Total trading transactions to external customers	¥1,519,731	¥1,049,652	¥2,074,962	¥388,258	¥2,082,181	¥3,182,472

Revenue—Gross trading profit	¥68,543	¥28,622	¥87,487	¥48,884	¥95,623	¥66,072

	Millions of Yen

				Property and
			General	Service	Consolidated
	Foods	Textiles	Merchandise	Business	Total

Year ended March 31, 2003:
Total trading transactions to external customers	¥1,448,702	¥379,278	¥533,876	¥214,369	¥13,236,683

Revenue—Gross trading profit	¥63,216	¥24,117	¥24,463	¥50,425	¥569,802

Year ended March 31, 2002:
Total trading transactions to external customers	¥1,458,686	¥367,663	¥623,208	¥228,825	¥12,634,686

Revenue—Gross trading profit	¥65,520	¥22,887	¥25,306	¥46,214	¥546,549

Year ended March 31, 2001:
Total trading transactions to external customers	¥1,352,486	¥386,615	¥690,925	¥301,171	¥13,028,453

Revenue—Gross trading profit	¥60,838	¥24,366	¥32,482	¥48,381	¥561,298

Note: Effective April 1, 2002, the companies adopted SFAS No. 144 and total trading transactions to external customers and revenue—gross trading profit from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2002 and 2001 have been reclassified to conform to the current year presentation.

GEOGRAPHIC AREA INFORMATION

	Millions of Yen

			United		Consolidated
	Japan	United States	Kingdom	All Other	Total

Year ended March 31, 2003:
Total trading transactions to external customers	¥7,507,491	¥1,151,549	¥422,673	¥4,154,970	¥13,236,683

Year ended March 31, 2002:
Total trading transactions to external customers	¥7,394,468	¥969,187	¥480,874	¥3,790,157	¥12,634,686

Year ended March 31, 2001:
Total trading transactions to external customers	¥7,726,465	¥1,152,707	¥758,653	¥3,390,628	¥13,028,453

Notes:	(1)	Total trading transactions are attributed to countries based on the location of customers.

	(2)	The Company provides total trading transactions instead of revenue—gross trading profit, as certain costs are not attributed to countries based on the location of customers.

	(3)	Effective April 1, 2002, the companies adopted SFAS No. 144 and total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2002 and 2001 have been reclassified to conform to the current year presentation.

	Millions of Yen

	Japan	United States	All Other	Consolidated Total

At March 31, 2003:
Long-lived assets	¥497,110	¥113,433	¥200,688	¥811,231

At March 31, 2002:
Long-lived assets	¥524,247	¥124,404	¥207,064	¥855,715

At March 31, 2001:
Long-lived assets	¥564,615	¥114,634	¥192,918	¥872,167

     There are no individual material customers with respect to total trading transactions and revenue-gross trading profit for the years ended March 31, 2003, 2002 and 2001.

16. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen

	2003	2002	2001

Depreciation of property and equipment	¥47,798	¥50,869	¥51,893
Research and development expenses	3,415	2,949	1,698
Advertising expenses	6,898	6,671	8,437
Foreign exchange gains—net	3,154	10,975	11,393

17. INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in the normal effective statutory tax rate of approximately 42% for the years ended March 31, 2003, 2002 and 2001. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

     On March 31, 2003, the local tax laws in Japan were amended, and an enterprise tax on the basis of the size of business will be introduced for the year ending March 31, 2005. As a result, the statutory tax rate for the year ending March 31, 2005 will be approximately 41% effective April 1, 2004. The newly enacted statutory tax rate was used in calculating the deferred tax assets and liabilities as of March 31, 2003 which are expected to be realized or settled after March 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

     A reconciliation between taxes on income from continuing operations calculated at the normal statutory rate in Japan and the companies’ provision for income taxes on income from continuing operations for the years ended March 31, 2003, 2002 and 2001 is summarized as follows:

	Millions of Yen

	2003	2002	2001

Taxes calculated at the normal rate in Japan applied to income from continuing operations before income taxes, minority interests and equity in earnings	¥26,212	¥26,701	¥34,590
Increases (decreases) in taxes resulting from:
Expenses not deductible for tax purposes and income not
taxable—net	2,918	2,676	3,443
Application of lower tax rates to certain taxable income	(6,444)	(4,429)	(4,963)
Effect of taxation on dividends from subsidiaries and corporate joint ventures	6,738	4,422	4,660
Operating losses of certain subsidiaries	10,947	5,038	7,944
Tax benefits on losses of subsidiaries	(3,156)	(2,193)	(12,046)
Other—net	620	(680)	(589)

Total income taxes on income from continuing operations	¥37,835	¥31,535	¥33,039

Amounts provided for income taxes for the years ended March 31, 2003, 2002 and 2001 are allocated as follows:

	Millions of Yen

	2003	2002	2001

Income taxes on income from continuing operations	¥37,835	¥31,535	¥33,039
Loss from discontinued operations—net	(10,511)	445	(385)
Equity in earnings of associated companies	26	1,876	(1,212)
Other comprehensive income (loss)	(38,568)	(12,058)	(24,410)

Total	¥(11,218)	¥21,798	¥7,032

     The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2003 and 2002 are as follows:

	Millions of Yen

	2003	2002

Deferred Tax Assets:
Accrued pension costs and liability for severance indemnities	¥29,133	¥26,567
Allowance for doubtful receivables	29,515	26,894
Estimated losses	43,161	43,928
Loss carryforwards of subsidiaries and associated companies	60,516	72,750
Unrealized intercompany profit	28,249	27,337
Foreign currency translation	17,131	18,271
Other	14,841	18,365

Total deferred tax assets	222,546	234,112
Valuation allowance	(22,855)	(43,301)

Deferred tax assets—net	199,691	190,811

Deferred Tax Liabilities:
Property	64,576	57,731
Investment securities	32,929	78,203
Undistributed earnings of associated companies other than corporate joint ventures	39,867	35,573
Other	8,523	16,687

Deferred tax liabilities	145,895	188,194

Net deferred tax assets	¥53,796	¥2,617

     Net deferred tax assets at March 31, 2003 and 2002 are included in the Consolidated Balance Sheets as follows:

	Millions of Yen

	2003	2002

Current Assets—Deferred tax assets—current	¥35,819	¥31,120
Deferred Tax Assets—Non-current	53,527	24,668
Current Liabilities—Other current liabilities	(4,091)	(6,078)
Deferred Tax Liabilities—Non-current	(31,459)	(47,093)

Net deferred tax assets	¥53,796	¥2,617

     The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries for which it is more likely that a tax benefit will not be realized. During the years ended March 31, 2003, 2002 and 2001, the valuation allowances were decreased by ¥20,446 million, increased by ¥16,595 million and decreased by ¥7,239 million, respectively. With respect to the remaining deferred tax assets, the Company believes it is more likely than not that such benefits will be realized through the reduction of future taxable income.

     Income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries and foreign corporate joint ventures which are considered to be indefinitely reinvested in the operations of such subsidiaries and corporate joint ventures. At March 31, 2003 and 2002, the amounts of undistributed earnings of such foreign subsidiaries and foreign corporate joint ventures were ¥259,502 million and ¥252,236 million, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable. The domestic undistributed earnings would not, under present Japanese tax laws, be subject to additional taxation.

     At March 31, 2003, certain subsidiaries had aggregate operating loss carryforwards of ¥61,038 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Millions of Yen

Within 5 years	¥36,654
After 5 to 10 years	2,178
After 10 to 15 years	662
After 15 years	21,544

Total	¥61,038

     Income from continuing operations before income taxes, minority interests and equity in earnings for the years ended March 31, 2003, 2002 and 2001 comprised the following:

	Millions of Yen

	The Company
	and its domestic	Foreign
	subsidiaries	subsidiaries	Total

Year ended March 31, 2003	¥7,687	¥54,722	¥62,409
Year ended March 31, 2002	¥22,462	¥41,111	¥63,573
Year ended March 31, 2001	¥28,234	¥54,124	¥82,358

     Income taxes on income from continuing operations for the years ended March 31, 2003, 2002 and 2001 comprised the following:

	Millions of Yen

	The Company
	and its domestic	Foreign
	subsidiaries	subsidiaries	Total

Year ended March 31, 2003:
Current	¥20,627	¥18,581	¥39,208
Deferred	(7,467)	6,094	(1,373)

Total	¥13,160	¥24,675	¥37,835

Year ended March 31, 2002:
Current	¥16,198	¥16,347	¥32,545
Deferred	736	(1,746)	(1,010)

Total	¥16,934	¥14,601	¥31,535

Year ended March 31, 2001:
Current	¥39,269	¥21,225	¥60,494
Deferred	(24,565)	(2,890)	(27,455)

Total	¥14,704	¥18,335	¥33,039

18. COMMITMENTS AND CONTINGENT LIABILITIES

I. LONG-TERM PURCHASE CONTRACTS AND FINANCING COMMITMENTS

The companies customarily enter into long-term purchase contracts for certain items, principally machinery and equipment, ocean transport vessels, metals, oil products and chemical materials, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies are also parties to the contracts or by separate agreements are committed to purchase the items from the companies; such customers are generally large Japanese industrial companies. Long-term purchase contracts at fixed or basic purchase prices amounted to ¥1,221,715 million at March 31, 2003. Scheduled deliveries are at various dates through 2021.

     The companies had financing commitments totaling ¥4,471 million at March 31, 2003, principally for financing, on a deferred-payment basis, the cost of equipment to be purchased by their customers through July 2003.

II. GUARANTEES

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at March 31, 2003. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provision or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

	Millions of Yen

					Maximum
					potential
	Expire	Expire		Recourse	amount of
	within	after	Total amount	provisions/	future
Type of guarantees	1 year	1 year	outstanding	collateral	payments

Financial guarantees	¥41,925	¥208,363	¥250,288	¥46,596	¥284,237
Performance guarantees	1,652	23,757	25,409	—	25,530
Market value guarantees	45,423	17,976	63,399	38,077	63,399
Derivative instruments	268,741	5,243	273,984	—	273,984

FIN No. 45 requires the recognition, at the inception of a guarantee, of a liability for the fair value of an obligation assumed in issuing and modifying a guarantee on or after January 1, 2003. The liabilities recognized for the guarantees issued or modified on or after January 1, 2003 and the corresponding fair values at March 31, 2003 were immaterial for the year ended March 31, 2003.

(1)  Financial guarantees

The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.

     Categories of financial guarantees are as follows:

Guarantees for Third Parties

It is a customary practice for the companies to guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities. At March 31, 2003, the outstanding balance of such guarantees issued for third parties, the carrying amount of the liabilities relating to estimated losses from the guarantees, and the maximum potential amount of future payments under the guarantees were ¥147,496 million, ¥64 million and ¥154,918 million, respectively. The guarantees will expire no later than 2021. The aggregate amount of recourse provisions and collateral at March 31, 2003 was ¥31,506 million.

Guarantees for Associated Companies

The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies. At March 31, 2003, the outstanding balance of guarantees issued for associated companies, the carrying amount of the liabilities with respect to estimated losses under the guarantees, and the maximum potential amount of future payments under the guarantees were ¥79,674 million, ¥3,636 million and ¥87,931 million, respectively. The guarantees will expire no later than 2017. The aggregate amount of recourse provisions and collateral at March 31, 2003 was ¥15,090 million.

Guarantees to Financial Institutions for Employees’ Housing Loans

As a part of the benefits program for its employees, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary. The outstanding balance of the guarantees at March 31, 2003 was ¥23,118 million, and no liabilities relating to the guarantees were recorded in the consolidated financial statements. The Company has obtained lines of credit from several financial institutions for this program and the maximum potential amount of future payments as the sum of these lines was ¥41,388 million.

     At March 31, 2003, the following table sets forth the major parties who have received the companies’ financial guarantees. The amounts shown below were calculated by offsetting the recourse provisions and collateral against outstanding balance of the guarantee provided to each guaranteed party.

Millions of Yen

Guaranteed party:
Tokyo Telecommunication Network	¥21,813
Usinas Siderurgicas de Minas Gerais	10,863
Qatar LNG Investment	9,865
Hutchison 3G UK	9,553
Project Finance BLRE	6,146
Sakhalin Energy Investment	5,856
Telefonos De Mexico	5,693
Siam Cement	5,550
Vinyl Chloride (Malaysia)	5,289
Bontang Train G Project Finance	4,644
Others	118,420

Total	¥203,692

(2)  Performance guarantees

Main items of performance guarantees are contractual guarantees of Toyo Engineering Corporation regarding plant construction contracts executed under the name of the guaranteed party in the Middle East and other regions. The Company has pledged bank guarantees and performance bonds to the project owners, and in case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute bank guarantees and performance bonds to claim compensation for damages.

     The outstanding balance of these performance guarantees at March 31, 2003 was ¥25,409 million, and the maximum potential amount of future payments was ¥25,530 million. The performance guarantees will expire no later than 2005. No liabilities were recorded in the consolidated financial statements because the Company believes that its potential for loss under these guarantees is remote.

(3)  Market value guarantees

In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer failed to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. At March 31, 2003, the maximum potential amount of future payments represented by the aggregate par value of the bills discounted by the banks was ¥45,472 million. The guarantees will expire no later than 2004. Of these discounted bills, ¥38,077 million were backed by letters of credit from the issuing banks of the customers. No amounts were recognized as liabilities with respect to these guarantees.

     The companies provide marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses the companies issue market value guarantees of the aircraft for certain customers. These guarantees will expire in 2013 and the maximum potential amount of future payments at March 31, 2003 was ¥3,606 million. No liabilities were recorded with respect to the estimated losses from these market value guarantees.

     As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of the leased aircraft and ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed price. Those guarantees will remain in effect no later than 2008, and the maximum potential amount of future payments at March 31, 2003 was ¥14,321 million. No amounts were recognized as liabilities with respect to these guarantees.

(4)  Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under FIN No. 45. While the companies do not specifically identify whether the counterparties of such derivative contracts have underlying assets and liabilities, the companies disclose all the derivative contracts that could meet the definition under FIN No. 45.

     The companies have written put options as a part of their various derivative transactions related to non-ferrous metals, energy and grain. At March 31, 2003, the maximum potential amount of future payments and the fair value of such written options recorded in the consolidated financial statements were ¥273,984 million and ¥9,907 million, respectively. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the maximum potential amount of future payments.

     The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(5)  Indemnification contracts

Indemnification Issued through Corporate Reorganization

The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the Company has provided certain indemnities and the terms and conditions of indemnifications differ by contracts. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. At March 31, 2003, the companies recognized liabilities of ¥1,205 million for estimated losses for their indemnifications where the companies’ obligations are probable and estimable.

Joint Obligation under Membership Agreement in Commodity Exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls apportioned among the non-defaulting members in the prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable and the probability of being required to make any payments under these obligations is remote.

(6) Product warranties

Certain subsidiaries provide product warranties, in relation to their sales of assets, including machinery, equipment and residential houses, for the performance of such products during specified warranty periods, and they are responsible for mending or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

     A tabular reconciliation of changes in such liabilities for the product warranties for the year ended March 31, 2003 is as follows:

Millions of Yen

Balance at beginning of year	¥2,356
Payments made in cash or in kind	(419)
Accrual for warranties issued during the year ended March 31, 2003	956
Changes in accrual related to pre-existing warranties	(763)

Balance at end of year	¥2,130

III. LITIGATION

The Company and two of its subsidiaries, together with other third-party methionine manufacturers, were named as defendants in approximately 20 class action lawsuits in the United States, filed by direct and indirect customers. In these cases, manufacturers of methionine allegedly violated federal and/or state antitrust laws by conspiring to fix the prices of methionine.

     The lawsuits seek compensatory and treble damages in unspecified amounts. The cases filed by direct customers were consolidated in the U.S. District Court for the Northern District of California, which certified the class in December 2000.

     In May 2002, the Company and the subsidiaries reached an agreement for settlement with the class action plaintiffs. Under this settlement, Novus International, Inc., the Company’s 65%-owned subsidiary, paid U.S.$37.8 million as a settlement amount.

     In November 2002, the Company and the subsidiaries reached an agreement for settlement with the plaintiffs who opted out of the class action. Under this settlement, Novus International, Inc. paid U.S.$58.2 million as a settlement amount.

     This did not affect the Company’s consolidated results of operations for the year ended March 31, 2003, since Novus International, Inc. had previously recorded an estimated provision for the full settlement amount that was recorded in the Statements of Consolidated Income (other expense–net) for the year ended March 31, 2002.

     All other lawsuits related to methionine are pending.

     The Company’s wholly owned U.S. subsidiary, Bioproducts Inc., which produces choline chloride, an ingredient used in animal feed and pet foods, was named as a defendant in currently pending lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws.

     Although the Company and its wholly owned U.S. subsidiary, Mitsui & Co. (U.S.A.), Inc., are neither a manufacturer nor a seller of choline chloride in the U.S. market, they were also named as defendants together with the manufacturers in a class action lawsuit, based on the plaintiff’s allegation that the Company and Mitsui & Co. (U.S.A.), Inc. were involved in the violation of the antitrust laws. During the course of legal proceedings, the Company and Mitsui & Co. (U.S.A.), Inc. have consistently denied any wrongdoing. However, on June 13, 2003, in the trial before the Federal District Court of the District of Columbia, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws and that the damages suffered by the plaintiff are U.S.$49.5 million, subject to trebling pursuant to the U.S. antitrust laws. So far, judgment has not yet been issued.

     The Company and Mitsui & Co. (U.S.A.), Inc. continue to argue that the allegations in this case are completely without merit and have been in process of preparation for asking the Court to overrule the verdict. There can be no assurance of the outcome, but the management believes that this litigation will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

     All other related lawsuits, where the Company, Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. are named as defendants, are pending.

     Various other claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business.

     Appropriate provision has been recorded for the estimated losses on those claims and legal actions. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations or cash flows of the Company.

19. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks of foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

     In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future contracts and commodity forward contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments and forecasted transactions.

Foreign currency exchange rate risk hedging activities

The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, in order to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies’ global operations in many countries.

Interest rate risk hedging activities

The companies use interest rate swap agreements and interest rate and currency swap agreements in order to diversify the sources of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.

Commodity price risk hedging activities

The companies use derivative instruments, such as commodity future, forward, option and swap contracts, in order to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments and to fix the expected future cash flows from forecasted transactions, resulting from the business activities related to marketable commodities, such as non-ferrous metals, crude oil and agricultural products.

Risk management policy

The companies have strictly separated the trading sections from independent sections which record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The classification between trading transactions and hedging transactions is strictly managed by affirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of the risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ policy regarding derivative instruments.

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging instruments to hedge the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items.

     The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the years ended March 31, 2003 and 2002.

     The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the years ended March 31, 2003 and 2002.

Cash flow hedges

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings when earnings are affected by the hedged items.

     Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as interest expense when earnings are affected by the hedged items.

     Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as revenue–gross trading profit when earnings are affected by the hedged transactions.

     The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the years ended March 31, 2003 and 2002.

     Net gains of ¥1,156 million, relating to the transition adjustment included in accumulated other comprehensive income upon adoption of SFAS No. 133 on April 1, 2001, were reclassified from accumulated other comprehensive income into earnings because earnings were affected by the hedged items.

     The estimated net amount of the existing gains or losses in accumulated other comprehensive income at March 31, 2003 that is expected to be reclassified into earnings within the next 12 months is a net loss of ¥194 million.

     The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 31 months. Commodity swap contracts are used as hedging instruments for the forecasted transactions.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position limits and loss limits for these instruments. Independent back offices and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

20. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the requirements of SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” the companies have provided the following fair value estimates and information about valuation methodologies.

     Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the financial instruments. Accordingly, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

Current financial assets other than marketable securities and current financial liabilities

The carrying amount is believed to approximate the fair value of the majority of these instruments because of their short maturities.

Marketable securities and other investments

See Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.”

Non-current receivables and advances to associated companies

The fair values of non-current receivables, including fixed rate, long-term loans receivable, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities. It is believed that the carrying amounts of loans with floating rates approximate the fair value.

Long-term debt

The fair values for long-term debt, except for debt with floating rates whose carrying amounts approximate fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

Financial guarantees and financing commitments

As a result of the adoption of FIN No. 45, the fair values of financial guarantees are estimated based on the present values of expected future cash flows, considering the remaining terms of the arrangements and the counterparties’ credit standings. See Note 18, “COMMITMENTS AND CONTINGENT LIABILITIES” for fair value information on financial guarantees written by the companies.

     The companies have not estimated the fair values of financing commitments because management does not believe it is practicable to estimate the fair values due to uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market. However, management believes the likelihood is remote that material payments will be required under these financing commitments.

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

Foreign exchange forward contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

     The estimated fair values of certain financial instruments and derivative financial instruments at March 31, 2003 and 2002 were as follows:

	Millions of Yen

	2003		2002

	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial Assets:
(other than Derivative Financial Instruments)
Current financial assets other than marketable securities	¥3,078,772	¥3,078,772	¥3,047,305	¥3,047,305
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	578,794	586,749	622,961	627,656
Financial Liabilities:
(other than Derivative Financial Instruments)
Current financial liabilities	(2,371,506)	(2,371,506)	(2,415,602)	(2,415,602)
Long-term debt (including current maturities)	(2,970,336)	(3,001,991)	(3,038,530)	(3,079,706)
Derivative Financial Instruments (Assets):
Interest rate swap agreements	96,247	96,247	89,990	89,990
Currency swap agreements	10,909	10,909	7,135	7,135
Foreign exchange forward contracts	30,192	30,192	51,163	51,163
Derivative Financial Instruments (Liabilities):
Interest rate swap agreements	(6,027)	(6,027)	(8,796)	(8,796)
Currency swap agreements	(9,346)	(9,346)	(36,509)	(36,509)
Foreign exchange forward contracts	(11,879)	(11,879)	(21,641)	(21,641)

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers which reduces concentrations of credit risks. The companies deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any losses as a result of counterparty default on financial instruments. Credit risk is managed through the credit line approved by management and by periodically monitoring the counterparties.

21. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen

	2003	2002	2001

Cash paid during the year for:
Interest	¥55,211	¥79,614	¥98,572
Income taxes (Note 17)	31,002	59,017	52,642
Non-cash investing and financing activities:
Exchange of shares in connection with a business combination of investees (EITF No. 91-5) (Note 5):
Fair market value of shares received	7,110	35,874	—
Cost of shares surrendered	2,635	18,649	—
Acquisition of a subsidiary (Note 3):
Fair value of assets acquired	20,683	—	—
Fair value of liabilities assumed	8,336	—	—
Cash acquired	1,139	—	—
Acquisition of a subsidiary, net of cash acquired	11,208	—	—
Acquisition of investment by business split-off:
Transferred assets	—	43,450	—
Transferred liabilities	—	39,365	—
Acquired investments	—	4,085	—
Contribution of securities to an employee retirement benefit trust (Notes 5 and 12)	27,343	45,770	53,285

22. SUBSEQUENT EVENT

On June 27, 2003, the shareholders approved the payment of a cash dividend to shareholders of record on March 31, 2003 of ¥4 per share (¥80 per ADS), or a total of ¥6,327 million at the ordinary general meeting of shareholders.

     The shareholders also approved the purchase by the Company of up to 70 million outstanding shares of its own common stock at an amount not exceeding ¥50,000 million during the period up to the conclusion of the next ordinary general meeting of shareholders.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, “Disclosures about Oil and Gas Producing Activities,” this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs; and results of operations. Tables 4 and 5 present information on the companies’ estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as “Associated Companies,” for which the companies’ share of the investees’ information on oil and gas producing activities is presented in the following tables. The “Consolidated Companies” column includes activities in Australia and the Middle East. The “Associated Companies” column includes activities in the Pacific Rim which consists of Australia, Sakhalin (Russia) and Thailand. The “Associated Companies” column of the following tables includes information on LNG producing activities as an integral part of natural gas producing activities.

TABLE 1. COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION, AND DEVELOPMENT*

	Millions of Yen

	Consolidated	Associated
	Companies	Companies	Worldwide

Year Ended March 31, 2003:
Acquisition of Proved Properties	¥17,430	¥44	¥17,474
Acquisition of Unproved Properties	—	441	441
Exploration	1,223	1,496	2,719
Development	5,807	22,593	28,400

Total Costs Incurred	¥24,460	¥24,574	¥49,034

Year Ended March 31, 2002:
Acquisition of Proved Properties	—	¥437	¥437
Acquisition of Unproved Properties	—	663	663
Exploration	¥1,049	1,200	2,249
Development	—	14,943	14,943

Total Costs Incurred	¥1,049	¥17,243	¥18,292

Year Ended March 31, 2001:
Acquisition of Proved Properties	—	¥61	¥61
Acquisition of Unproved Properties	—	915	915
Exploration	¥7	1,168	1,175
Development	923	6,993	7,916

Total Costs Incurred	¥930	¥9,137	¥10,067

*	Includes costs incurred whether capitalized or expensed.

TABLE 2. CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Millions of Yen

	Consolidated	Associated
	Companies	Companies	Worldwide

Year Ended March 31, 2003:
Proved Properties	¥37,846	¥177,223	¥215,069
Unproved Properties	—	33,424	33,424

Gross Capitalized Properties	37,846	210,647	248,493
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,753	102,103	116,856

Net Capitalized Costs	¥23,093	¥108,544	¥131,637

Year Ended March 31, 2002:
Proved Properties	¥16,754	¥163,792	¥180,546
Unproved Properties	—	27,980	27,980

Gross Capitalized Properties	16,754	191,772	208,526
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	11,123	89,602	100,725

Net Capitalized Costs	¥5,631	¥102,170	¥107,801

Year Ended March 31, 2001:
Proved Properties	¥16,875	¥147,030	¥163,905
Unproved Properties	—	18,301	18,301

Gross Capitalized Properties	16,875	165,331	182,206
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	8,051	77,765	85,816

Net Capitalized Costs	¥8,824	¥87,566	¥96,390

TABLE 3. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The companies’ results of operations from oil and gas producing activities are shown in the following table. In accordance with SFAS No. 69, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

	Millions of Yen

	Consolidated	Associated
	Companies	Companies	Worldwide

Year Ended March 31, 2003:
Sales to Unaffiliated Enterprises	¥8,833	¥48,645	¥57,478
Transfers to Affiliated Enterprises	8,039	7,351	15,390

Total Revenues	16,872	55,996	72,868
Production Cost	4,616	19,269	23,885
Exploration Expenses	932	1,849	2,781
Depreciation, Depletion, Amortization and Valuation Allowances	2,802	9,487	12,289
Income Tax Expense	3,689	11,559	15,248

Results of Operations for Oil and Gas Producing Activities	¥4,833	¥13,832	¥18,665

(Continued)

	Millions of Yen

	Consolidated	Associated
	Companies	Companies	Worldwide

Year Ended March 31, 2002:
Sales to Unaffiliated Enterprises	¥1,291	¥48,020	¥49,311
Transfers to Affiliated Enterprises	6,881	6,677	13,558

Total Revenues	8,172	54,697	62,869
Production Cost	2,653	20,001	22,654
Exploration Expenses	744	1,160	1,904
Depreciation, Depletion, Amortization and Valuation Allowances	3,245	9,649	12,894
Income Tax Expense	338	9,271	9,609

Results of Operations for Oil and Gas Producing Activities	¥1,192	¥14,616	¥15,808

Year Ended March 31, 2001:
Sales to Unaffiliated Enterprises	¥1,331	¥43,139	¥44,470
Transfers to Affiliated Enterprises	5,780	7,038	12,818

Total Revenues	7,111	50,177	57,288
Production Cost	1,784	18,004	19,788
Exploration Expenses	7	2,034	2,041
Depreciation, Depletion, Amortization and Valuation Allowances	1,201	9,228	10,429
Income Tax Expense	1,408	7,549	8,957

Results of Operations for Oil and Gas Producing Activities	¥2,711	¥13,362	¥16,073

TABLE 4. PROVED RESERVE QUANTITY INFORMATION

The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2003, 2002 and 2001. The definitions used herein are in accordance with SFAS No. 25, “Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies.”

Proved Developed and Undeveloped Reserves:

	Crude Oil, Condensate and
	Natural Gas Liquids			Natural Gas

	Millions of Barrels			Billions of Cubic Feet

	Consolidated	Associated		Consolidated	Associated
	Companies	Companies	Worldwide	Companies	Companies	Worldwide

Reserves at April 1, 2000	26	107	133	—	1,476	1,476
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	46	46	—	20	20
Extensions and Discoveries	—	—	—	—	5	5
Purchases	—	—	—	—	—	—
Sales	—	—	—	—	—	—
Production	(3)	(10)	(13)	—	(64)	(64)

(Continued)

	Crude Oil, Condensate and
	Natural Gas Liquids			Natural Gas

	Millions of Barrels			Billions of Cubic Feet

	Consolidated	Associated		Consolidated	Associated
	Companies	Companies	Worldwide	Companies	Companies	Worldwide

Reserves at March 31, 2001	23	143	166	—	1,437	1,437
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	(34)	(34)	—	—	—
Extensions and Discoveries	—	—	—	—	—	—
Purchases	—	—	—	—	—	—
Sales	—	—	—	—	—	—
Production	(3)	(11)	(14)	—	(63)	(63)

Reserves at March 31, 2002	20	98	118	—	1,374	1,374
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	(7)	(7)	—	56	56
Extensions and Discoveries	—	—	—	—	—	—
Purchases	25	—	25	27	—	27
Sales	—	—	—	—	—	—
Production	(5)	(4)	(9)	—	(65)	(65)

Reserves at March 31, 2003	40	87	127	27	1,365	1,392

Proved Developed Reserves:
Reserves at April 1, 2000	26	42	68	—	465	465
Reserves at March 31, 2001	23	68	91	—	453	453
Reserves at March 31, 2002	20	35	55	—	436	436
Reserves at March 31, 2003	37	35	72	—	422	422

TABLE 5. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future cash flows, related to preceding proved oil and gas reserves, is calculated in accordance with SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices to year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. Discounted future net cash flows are calculated using discount factor of 10 percent. The information provided does not represent management’s estimate of the companies’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies’ future cash flows or value of their oil and gas reserves.

1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen

	Consolidated	Associated
	Companies	Companies	Worldwide

At March 31, 2003:
Future Cash Inflows from Production	¥175,465	¥1,103,231	¥1,278,696
Future Production Cost	(42,988)	(425,423)	(468,411)
Future Development Cost	(16,452)	(57,161)	(73,613)
Future Income Taxes	(57,914)	(179,727)	(237,641)

Undiscounted Future Net Cash Flows	58,111	440,920	499,031
10% Annual Discount for Timing of Estimated Cash Flows	(24,094)	(258,454)	(282,548)

Standardized Measure of Discounted Future Net Cash Flows	¥34,017	¥182,466	¥216,483

At March 31, 2002:
Future Cash Inflows from Production	¥43,561	¥1,002,120	¥1,045,681
Future Production Cost	(15,318)	(416,090)	(431,408)
Future Development Cost	(2,029)	(60,240)	(62,269)
Future Income Taxes	(10,819)	(158,576)	(169,395)

Undiscounted Future Net Cash Flows	15,395	367,214	382,609
10% Annual Discount for Timing of Estimated Cash Flows	(6,444)	(241,649)	(248,093)

Standardized Measure of Discounted Future Net Cash Flows	¥8,951	¥125,565	¥134,516

At March 31, 2001:
Future Cash Inflows from Production	¥58,775	¥1,062,713	¥1,121,488
Future Production Cost	(24,181)	(383,906)	(408,087)
Future Development Cost	(2,059)	(76,199)	(78,258)
Future Income Taxes	(11,810)	(178,827)	(190,637)

Undiscounted Future Net Cash Flows	20,725	423,781	444,506
10% Annual Discount for Timing of Estimated Cash Flows	(8,298)	(274,176)	(282,474)

Standardized Measure of Discounted Future Net Cash Flows	¥12,427	¥149,605	¥162,032

2) Details of Changes for the Year

	Millions of Yen

	Consolidated Companies			Associated Companies			Worldwide

	2003	2002	2001	2003	2002	2001	2003	2002	2001

Present Value at April 1	¥8,951	¥12,427	¥14,208	¥125,565	¥149,605	¥71,280	¥134,516	¥162,032	¥85,488

Sales/Transfers of Oil and Gas Produced, Net of Production Costs	(12,256)	(5,519)	(5,327)	(36,727)	(34,696)	(32,173)	(48,983)	(40,215)	(37,500)
Development Costs Incurred	5,807	—	923	22,593	24,116	6,296	28,400	24,116	7,219
Purchases of Reserves in Place	24,635	—	—	—	—	—	24,635	—	—
Extensions and Discoveries	—	—	—	—	—	—	—	—	—
Net Changes in Prices, Development and Production Cost	7,156	(2,762)	(2,099)	(4,650)	(5,090)	65,223	2,506	(7,852)	63,124
Revisions of Previous Quantity Estimates	—	—	—	64,001	(46,076)	41,281	64,001	(46,076)	41,281
Accretion of Discount	895	1,243	1,421	12,557	14,961	7,128	13,452	16,204	8,549
Net Changes in Income Taxes	(1,127)	700	(1,042)	(6,076)	17,882	(17,167)	(7,203)	18,582	(18,209)
Others*	(44)	2,862	4,343	5,203	4,863	7,737	5,159	7,725	12,080

Net Changes for the Year	25,066	(3,476)	(1,781)	56,901	(24,040)	78,325	81,967	(27,516)	76,544

Present Value at March 31	¥34,017	¥8,951	¥12,427	¥182,466	¥125,565	¥149,605	¥216,483	¥134,516	¥162,032

* Main portion of “Others” is foreign currency translation adjustments.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.

(Registrant)

Date: September 29, 2003	By:	/s/ Tasuku Kondo

Tasuku Kondo Senior Executive Managing Officer and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit
Number		Document

1.1		The Articles of Incorporation of Mitsui & Co., Ltd., as of June 27, 2003 (English-language translation).

1.2		The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 27, 2003 (English-language translation).

1.3		The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on June 27, 2003 (English-language translation).

1.4		The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on April 1, 2002 (English-language translation).

2.1	*	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

4.1	*	Corporate Separation Contract, dated December 7, 2001, among Mitsui & Co., Ltd. and Sumisho Building Materials Co., Ltd. (English-language translation).

8.1		List of Subsidiaries of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

     We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Securities and Exchange Commission upon request.