Form 20-F
period 2004-03-31
MITSUI & CO LTD
filed 2004-09-30
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)

OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2004

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

Common Stock

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2004, 1,581,013,054 shares of common stock were outstanding including

5,507,840 shares represented by an aggregate of 275,392 American Depositary Shares.

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

Item 2.     Offer Statistics and Expected Timetable.

      Not applicable.

Item 3.     Key Information.

     A.     Selected Financial Data.

      The selected consolidated income statement data for the years ended March 31, 2004, 2003 and 2002 and the selected consolidated balance sheet data as of March 31, 2004 and 2003 below are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are included elsewhere in this annual report. The selected consolidated income statement data for the years ended March 31, 2001 and 2000 and balance sheet data as of March 31, 2002, 2001 and 2000 are derived from our previously published audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this annual report. The consolidated financial statements as of March 31, 2004 and 2003 and for the years ended March 31, 2004, 2003 and 2002 have been audited by Deloitte Touche Tohmatsu, independent auditors, whose report is filed as part of this annual report.

      The selected consolidated financial statements have been prepared in accordance with U.S. GAAP and should be read in conjunction with, and are qualified in their entirety by reference to “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	As of or for the Year ended March 31,

	2004	2003	2002	2001	2000

	(In millions of yen, except amounts per share and common stock data)
Consolidated Income Statement Data:
Results of Operations:
Revenues(2)(3)	¥2,980,342	¥2,788,151	¥2,491,250	¥2,372,251	¥2,340,060
Gross Profit(3)	609,921	568,645	545,201	560,770	527,156
Income from Continuing Operations(3)	74,703	36,595	59,908	56,607	37,720
Net Income	68,387	31,138	55,371	51,588	34,837
Income from Continuing Operations per Share(3):
Basic	47.24	23.13	37.83	35.76	23.82
Diluted	44.64	21.89	35.50	33.58	22.51
Net Income per Share:
Basic	43.25	19.68	34.97	32.57	22.00
Diluted	40.89	18.69	32.85	30.63	20.82
Cash Dividends Declared per Share	8	8	8	8	8
Cash Dividends Declared per Share in U.S. Dollars(1)	$0.07	$0.07	$0.06	$0.07	$0.07
Consolidated Balance Sheet Data:
Financial Position at Year-End:
Total Assets	¥6,716,028	¥6,540,520	¥6,668,366	¥6,710,107	¥6,599,358
Long-term Debt, less Current Maturities	2,541,221	2,500,470	2,619,867	2,708,608	2,462,724
Common Stock	192,487	192,487	192,487	192,487	192,487
Total Shareholders’ Equity	963,278	862,147	914,970	834,427	795,852
Other Information at Year-End:
Common Stock:
Number of Shares Outstanding (in Thousands)	1,581,013	1,581,377	1,583,180	1,583,675	1,583,675
Number of Shareholders	109,722	115,267	118,700	127,137	127,457

(1)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the rates in effect on the respective dividend payment dates.

(2)	For the year ended March 31, 2004, the revenue presentation was changed in the Statements of Consolidated Income in a manner consistent with the accounting guidance in Financial Accounting Standards Board Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” The prior year figures have been restated to conform to the current year presentation.

(3)	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.

          Exchange Rate Information

      The information below with respect to exchange rates is based on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

      The Federal Reserve Bank of New York official noon buying rate for Japanese yen on September 17, 2004 was ¥ 109.97 = U.S.$1.00. The following table provides the high and low official rates for each of the previous six months.

	High	Low

	(Yen per U.S. dollar)
August 2004	¥111.53	¥109.00
July 2004	111.88	108.21
June 2004	111.27	107.10
May 2004	114.30	108.50
April 2004	110.37	103.70
March 2004	112.12	104.18

      The following table provides the average exchange rate for each of the last five fiscal years. We have calculated these average rates by using the rate on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York on the last business day of each month during the relevant fiscal year.

Average Rate

(Yen per U.S. dollar)
Year ended March 31,
2004	¥112.75
2003	121.10
2002	125.64
2001	111.65
2000	110.02

      Fluctuations in the exchange rate between the yen and the U.S. dollar will affect the U.S. dollar equivalent of the yen-denominated prices of our shares and, as a result, will affect the market prices of our ADSs in the United States.

     B.     Capitalization and Indebtedness.

      Not required.

     C.     Reasons for the Offer and Use of Proceeds.

      Not applicable.

     D.     Risk Factors.

      You should carefully consider the risks and uncertainties described below and the other information in this annual report, including the discussion in “Item 5. Operating and Financial Review and Prospects,” as well as our consolidated financial statements and related notes included elsewhere in this annual report.

The decrease in the volume of trade and the flow of goods and materials resulting from the worldwide economic downturn may adversely impact our business, results of operations and financial condition.

      We provide global import and export services for our customers in various countries in a wide range of business transactions. We are also involved in the financing of and investing in various business activities worldwide including, but not limited to, the procurement of raw materials and industrial equipment, manufacturing a wide range of commodities and providing logistics services.

      Our global business activities, including our trading activities are affected by the particular economic conditions of the countries in which we operate. We are particularly vulnerable to the downward economic trends in Japan. In addition, an economic downturn in China, which has become an increasingly important market for us due to increasing trading and business transactions involving raw steel materials, steel products, chemical products and infrastructure projects, may also adversely affect our results of operations. An economic downturn, either globally or in any regions in which we operate may cause, among other things, a reduction in flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand of our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition.

Fluctuations in commodity prices can adversely affect our results of operations and financial condition.

      We trade in a variety of commodities in the global commodities market including metal, energy, chemical and agricultural products. Our trading activities in these commodities in particular, have a significant impact on our business operations. Commodity prices are highly volatile and subject to cyclical fluctuations due to factors beyond our control, including periods of excess supply due to increased industrial production, decreased demand due to weakening economic conditions, inventory cutbacks by customers, and exchange rate movements. As a result, unexpected movements in commodity prices may adversely affect our business, operating results and financial condition. For example:

•	declines in commodity prices may result in a decrease in sales of those commodities in which we act as a principal or a decrease in sales of services in which we act as an agent. For instance, the operating results of the Energy Segment, which reflect annual production from our oil and gas activities, are sensitive to the price of crude oil. A decline of U.S. $1 per barrel in the price of crude oil adversely affects the revenues and equity in earnings of associated companies of this segment and results in a decrease in the segment’s net income of approximately ¥1 billion as of the year ended March 31, 2004;

•	because we are engaged in spot and derivative trading of commodities, unexpected changes in price may result in trading losses; and

•	as we invest a substantial amount of money in the production of commodities, a prolonged or cyclical decline in the price of commodities can have a long term adverse effect on our results of operations and financial condition and make it increasingly difficult for us to recover our capital investments or to divest our interests at prices acceptable to us, if at all.

Exchange rate fluctuations may adversely affect our operating results.

      We are exposed to risks associated with foreign currency exchange rate fluctuations. Although our reporting currency is the Japanese yen, a significant portion of our business operations, consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. As the financial statements of overseas subsidiaries are stated in the U.S. dollar, the Australian dollar, the Euro, or other currencies, our net income may be affected by the fluctuations of these currencies and we are exposed to translation risk in our assets and liabilities denominated in foreign currencies. For the year ended March 31, 2004, approximately 34% of our revenues were from subsidiaries located in foreign countries, and 49% of our net income was generated by subsidiaries located in foreign countries. As a result, exchange rate fluctuations may negatively affect our operating results.

      See “Item 3.A. Selected Financial Data— Exchange Rate Information.”

We are subject to significant counterparty credit risk from various companies or projects with which we do business or to which we lend.

      In conducting our business activities as a general trading company, we are exposed to significant counterparty credit risks. We provide vendor financing services and also act as guarantors to banks that provide financing to our customers. In addition, many of our customers purchase products and services from us on payment terms that do not provide for immediate payment. At March 31, 2004, current trade receivable (less unearned interest and allowance for doubtful receivables— current) were ¥2,338.1 billion, representing 35% of our total assets and the recognized losses for doubtful receivables— current for the year ended March 31, 2004 and the balance of the allowance for doubtful receivables— current were ¥6.5 billion and ¥22.5 billion, respectively. We also engage in significant project financing activities as a lender or guarantor whereby we assume repayment risk. In addition, we also have counterparty payment risks from various derivative transactions we enter into as part of our hedging activities.

      Our management policy for credit exposure cannot eliminate entirely the risks relating to the possibility of our customers experiencing financial difficulties. Moreover, we may experience difficulty in collecting payments from our counterparties if:

•	liquidity crises arise in Japan or elsewhere in the world;

•	real estate prices or stock prices in Japan or other markets decline sharply, thereby adversely affecting the liquidity of our counterparties; or

•	the number of corporate bankruptcies in Japan increases.

Changes in interest rates could have an adverse effect on our operating results.

      We are exposed to risks associated with interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, particularly, our debt obligations, which are primarily debt raised in the capital markets and bank loans. We utilize various financial and derivative instruments which are sensitive to interest rate changes. An increase in interest rates, especially in Japan and the United States, may adversely affect our results of operations.

If the value of assets for which we act as lessor, such as real property and equipment, aircraft, ocean transport vessels and rolling stock decline, we may be forced to write down the value of these assets.

      Assets for which we act as lessor, such as real property and equipment, aircraft, ocean transport vessels and rolling stock, are exposed to potential significant impairment losses due to the decline in the value of these assets. As of March 31, 2004, the value of these assets in which we act as lessor, presented on our Consolidated Balance Sheets as “Property leased to others—at cost, less accumulated depreciation,” was ¥230.3 billion. These assets are reviewed for impairment by using undiscounted future cash flows whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of such assets, an impairment loss is recognized. The carrying amounts of certain assets in which we act as lessor are affected by certain factors which are beyond our control such as their global supply and demand, prevailing interest rates, prices of relevant products and services and regional and/or global cyclical trends. Impairment losses for the year ended March 31, 2003 were partly due to the recognition of a ¥9.4 billion impairment loss on MD-11 aircraft as a result of the marked downturn in the airline industry and the continued decline of the market value of aircraft. There can be no assurance that additional adjustments for impairment losses with respect to such assets will not be made. Any adjustments may have an adverse effect on our financial condition and results of operations.

      For information on our accounting policies and estimates with respect to impairment on long-lived assets, see “Critical accounting policies and estimates” of “Item 5.A. Operating Results.”

Declines in the market value of equity and/or debt securities in Japan may decrease the value of our pension assets which in turn may increase the cost of satisfying our unfunded pension obligations.

      Declines in the market value of Japanese government bonds, other debt securities and marketable equity securities in Japan would reduce the value of our pension plan assets. For the year ended March 31, 2004, pension costs of amortization of unrecognized actuarial loss rose, reflecting declines in the value of marketable equity securities in Japan for the year ended March 31, 2003. Decline in the value of our pension plan assets or increase in our unfunded pension obligations could adversely affect our results of operations and financial condition.

      See “Item 5.A. Operating Results” and Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES” to our consolidated financial statements.

Our liquidity could be adversely affected by a downgrade in our credit ratings, significant changes in the lending or investment policies of our creditors or breakdown of the banking system.

      A downgrade in our credit ratings or a significant change in the lending or investment policies of our creditors could result in an increase in our interest expense and could adversely impact our ability to access the debt markets, and could have an adverse effect on our financial position and liquidity.

      As a general trading company, we settle large amounts of payments on a day-to-day basis. In the case of any failures of banks or the crash of a money market, and if our payment settlement is involved in the breakdown of banking system, our payment settlement could be adversely affected. Any failure or delay of settlement may drive us into technical default, even if we are solvent.

      See “Item 5.B. Liquidity and Capital Resources.”

The Japanese equity securities market has experienced a decline and is still volatile, which could negatively affect our investment portfolio.

      A significant portion of our investment portfolio consists of marketable equity securities of Japanese issuers. At March 31, 2004, our marketable equity securities of Japanese issuers were carried at a fair value of approximately ¥243 billion, representing 48% of the fair value of our total available-for-sale securities and 4% of our total assets. The Japanese equity securities market has experienced a decline recent years and is still volatile. For the year ended March 31, 2004, losses on available-for-sale securities were not significant, but for the year ended March 31, 2003 our Statement of Consolidated Income reflected valuation losses on available-for-sale securities of ¥15.6 billion, principally on the stocks of banking institutions reflecting the overall decline in stock prices in Japan. While we periodically review our equity portfolio, further volatility and decline in the Japanese equity securities market could negatively impact the value of our investment portfolio and our results of operations and financial condition.

      For information on our accounting policies and estimates with respect to impairment on marketable securities, see “Critical Accounting Policies and Estimates” of “Item 5.A. Operating Results.”

Some of our operations are concentrated in a limited number of regions or countries, which could harm our business and results of operations if activity levels in these regions or countries decline.

      We are engaged in various types of businesses worldwide which expose us to risks associated with fluctuations in commodity prices, the supply and demand of commodities, foreign exchange rates and interest rates, in addition to risks associated with regional political and economic instabilities. Furthermore, some of our business activities may be exposed to concentration risk in particular industries located in specific regions or countries which international financial institutions, government financing agencies and rating agencies assign the status of relatively high risk regions or countries. For example:

•	In Indonesia, we actively participate in infrastructure projects including the operation of power plants and construction of oil refineries.

•	In Russia and Brazil, our interests in the exploration, development and production of minerals and energy resources are increasing.

      As a result, declining levels of trading activities or asset volumes in specific sectors in certain regions or countries could have a disproportionately negative effect on our business, financial condition and results of operations.

We may not be able to successfully restructure or eliminate unprofitable or underperforming subsidiaries or associated companies in a timely manner and any efforts to do so may not lead to improved results of operations.

      We are in the ongoing process of restructuring our underperforming businesses. We have introduced a company-wide monitoring system to assess the performance of our subsidiaries and associated companies in order to enhance this process. If we fail to successfully eliminate or restructure our underperforming subsidiaries and associated companies in a timely manner or if these efforts fail to improve our business operations as contemplated, we may become less efficient compared to our competitors who are mainly other major Japanese general trading companies, and our results of operations may be materially and adversely affected.

Our alliances by forming joint ventures with, and strategic investments in, third parties may not result in successful operations.

      We participate in various businesses directly or indirectly through joint ventures or by making strategic investments in other companies and business enterprises. The outcome of these joint ventures and strategic investments is unpredictable because:

•	the operational success is critically dependent on factors that are beyond our control such as the financial condition and performance of the partner companies or the strategic investees; or

•	with respect to certain associated companies, we may fail to exercise adequate control over the management, operations and assets of the companies in which we invested or may fail to make major decisions without the consent of other shareholders or participants due to lack of common business goals and strategic objectives with our alliance partners.

      Any occurrence of these events could have a material adverse effect on our business, results of operations or financial condition.

Intense competition from other Japanese general trading companies could have an adverse effect on our results of operations.

      The markets for many of the products and services we provide are highly competitive. Our primary competition is with other Japanese general trading companies which engage in similar business activities in various fields. Our competitors may have:

•	stronger business associations and relationships with our customers, suppliers and business partners in both domestic and global markets; or

•	stronger global network and regional expertise, diversified global customer bases, greater financial engineering skills and market insights.

      Unless we can successfully continue to meet the changing needs of our customers by providing them with innovative and integrated services in a cost effective manner, we may lose our market share or relationships with our existing customers in certain of our operating segments. Failure to successfully compete with our competitors may have an adverse effect on our business, financial condition and results of operations.

We may lose the opportunities of entry to new business areas because of the limitation of required human resources.

      In response to the maturation of consumption in Japan and other developed countries, we have been focusing on entering new consumer oriented businesses. Additionally, we are undertaking a reorganization of our traditional businesses in industrial products and raw materials to better reflect the globalization of the economy and the rapid progress of information technology (“IT”). To meet these goals, we have been investing human resources in these new business areas, who are capable of carrying out business plans and managing other personnel. However, in certain business areas, we may have a shortage of required human resources, which can cause a loss of opportunities to start new businesses, which may adversely affect our future business, operating results and financial condition.

We may lose cost effectiveness in our business activities, if we fail to start operation of our enterprise resource planning system in a timely manner.

      An enterprise resource planning system which records contracts, controls delivery of goods and manages settlement and financial reporting is at the heart of our operations as a general trading company. Our varied customer base and corresponding businesses require increasingly rapid and complex operations. For the year ended March 31, 2004, we incurred communication and information expense of ¥33.5 billion of a total ¥496.4 billion selling, general and administrative expense. In November 2004, we plan to introduce a new enterprise resource planning system aimed at increasing efficiency in operations at Mitsui and major overseas subsidiaries. However, if we fail to start operation of the system in a timely manner, we may lose cost effectiveness in our business activities, which may adversely affect our operating results and financial condition.

Restrictions under environmental laws and regulations and any accidents relating to our use of hazardous materials could negatively affect our business, results of operations and financial condition.

      As a global general trading company, we are involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. In particular, our Metal Products & Minerals Segment and Energy Segment may be adversely affected by present or future environmental regulations or enforcements in connection with our extracting activities. For example, we are subject to complex sets of environmental regulations in Australia, Brazil, Russia, and the Middle East. These laws and regulations may:

•	require us to perform site clean-ups;

•	require us to curtail or cease certain operations;

•	impose fines and payments for significant environmental damage;

•	require us to install costly pollution control equipment; and

•	require us to modify our operations.

Newly enacted environmental laws and regulations or changes therein and protests by environmental groups may materially impact the progress of these projects.

We are subject to extensive laws and regulations in Japan and other countries throughout the world. Changes in these laws and regulations could adversely affect our results of operations.

      Our business operations are subject to extensive laws and regulations in Japan and other countries throughout the world. Our operations are subject to laws and regulations governing, among other things, tariffs, business and investment approvals, import and export (including restrictions based on national-security interests), antitrust, consumer and commercial restrictions, currency exchange control, and environmental protection. Moreover, many of our infrastructure projects in developing countries conducted by our Machinery, Electronics & Information Segment are subject to less developed legal systems. As a result, our burden of compliance may increase due to factors such as the lack of a comprehensive set of laws and regulations, an unpredictable judicial system based on inconsistent application and interpretation of laws and regulations, and changing practices of regulatory and administrative bodies. For example, we are subject to sudden and unpredictable changes to:

•	tariffs for products and services that we provide;

•	technical specifications with respect to environmental regulations;

•	income tax and duty rates; and

•	foreign exchange controls with respect to repatriation of investments and dividends.

      Furthermore, many of our oil and gas and mining operations are located in politically or economically unstable parts of the world including the Middle East, Russia and India. Although we are involved in extracting and production activities through various contractual arrangements in these regions, there is no assurance that the contracts will be upheld or extended when they expire. Moreover, there can be no assurance that the regulatory bodies of these areas will not unilaterally interfere and alter the contractual terms of our oil and gas operations involving production rates, pricing formulas, royalties, environmental provisions and land tenure. If these regulatory bodies unilaterally alter such contractual terms or if we are unable to comply with any new laws and regulations, our business, operating results and financial condition could be adversely affected. Furthermore, we could incur substantial additional costs to comply with any new laws and regulations.

      See “Item 4.B. Business Overview— Government Regulations.”

Employee misconduct could adversely affect our results of operations and reputation.

      Due to our size, as well as the operational and geographic breadth of our activities, our day-to-day operations are necessarily de-centralized. As a result, we cannot fully ensure that our employees comply with all applicable laws and regulations as well as our internal policies. For example, our employees may engage in unauthorized trading activities and exceed the allotted market risk exposure for various commodities or extend an unauthorized amount of credit to a client, which, in either case, may result in unknown losses or unmanageable risks. Moreover, our employees could engage in various unauthorized activities prohibited under the laws of Japan or other jurisdictions, to which we are subject, including export regulations, anticorruption laws, antitrust laws and tax regulations. There can be no assurance that the efforts we undertake to ensure employees’ compliance with applicable laws and regulations as well as our internal policies will succeed in preventing misconduct by our employees. Depending on its nature, employees’ misconduct could have negative effects on our results of operations and reputation.

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

      See “Item 10.B. Memorandum and Articles of Association— Daily Price Fluctuation Limits under Japanese Stock Exchange Rules.”

As a holder of ADSs, you will have fewer rights than a direct shareholder and you will have to act through the depositary to exercise those rights.

      The rights of shareholders under Japanese law to take actions, including voting shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders of record on our register of shareholders. Because the depositary, through its custodian agents, is the holder of record of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights except through and with the consent of the depositary.

Item 4.     Information on the Company.

     A.     History and Development of the Company.

          History

      Mitsui Bussan Kabushiki Kaisha (“Mitsui & Co., Ltd.” in English) was incorporated on July 25, 1947, as Daiichi Bussan Kabushiki Kaisha, a corporation (Kabushiki Kaisha) under the Commercial Code of Japan with common stock of ¥195,000. We were originally listed on the Tokyo Stock Exchange in May 1949.

      Our registered office is located at 2-1, Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan. Mitsui’s telephone number is +81-3-3285-1111.

      Since our establishment, our business lines have involved trading in a variety of commodities, including the import of raw materials and the export of industrial products. As we grew in tandem with the Japanese postwar economic recovery, we expanded into overseas activities, such as the establishment of Mitsui & Co. (Australia) Ltd. in 1956. During the 1950s, Daiichi Bussan Kabushiki Kaisha was formed through the merger of various trading companies. On February 16, 1959, that entity took our present name, after having attained the status of being one of the largest general trading companies, and a history closely connected to the development of foreign trade in postwar Japan. An example of a business activity which introduced innovative industrial systems to Japan in our early days was the establishment of Nippon Remington Univac Kaisha Ltd. (currently Nihon Unisys Ltd.), a domestic computer related joint venture with Sperry Rand Corporation of the United States, in 1958.

      During the 1960s, the Japanese government promoted trade with foreign countries and deregulated Japanese capital markets, which led to high growth of the Japanese economy. We played a pivotal role in promoting the growth of certain basic industries by supplying foods, industrial raw material and energy such as oil and coal from abroad. This included the development of mineral resources overseas, nurturing markets for Japanese exports and introducing various new technologies. We established Mitsui & Co. (U.S.A.), Inc. in April 1966, and Mitsui Knowledge Industry Co., Ltd. in October 1967. In May 1963, we issued American Depositary Shares which were subsequently listed on The NASDAQ National Market in February 1971.

      In the 1970s, as the world economy weathered two oil crises, we began to diversify the source of natural resources including development of liquefied natural gas (“LNG”) resources. During this time, the export of industrial plant from Japan, mainly to oil producing countries, drastically increased and we organized and supported projects by arranging finance and on occasion establishing markets for products.

      During this period, we suffered losses with respect to a joint venture project we entered into in connection with Iranian petrochemicals. These losses were a result of the petrochemical manufacturing complex being damaged by military attacks, causing the project to finally be dissolved in 1991.

      Also during the 1970s, we entered into new industries. For example, in 1971 we established Mitsui Leasing & Development, our associated company in the leasing industry, and in 1972 we purchased an equity interest in Mikuni Coca-Cola Bottling Co., Ltd. in the beverage industry.

      In the 1980s, Japan’s industrial structure moved increasingly towards the production of high-value-added products such as products related to information technology (“IT”) and new materials used for high tech products. Consequently, we began extending our business field to target these new markets. Most notable were the semiconductor materials and carbon fiber fields promoted mainly by our chemical related divisions.

      In the late 1990s, the Asian economies experienced a financial crisis. Although the appreciation in real estate and stocks prior to the crisis created a temporary economic boom in Japan, their eventual collapse resulted in a wide-ranging economic slowdown. These conditions necessitated the reorganization of our profit structures and the development of new businesses.

      At the same time, however, there was also a rapid development of information infrastructure worldwide, reflecting the deregulation of the communication sector proceeding from the 1980s in Japan and other countries, and the spread of new technology such as the Internet accelerated communication among market participants in real time and at reduced costs. From the late 1980s, we made investments in IT and communication businesses including in common carriers such as Tokyo Telecommunication Network Co., Inc (currently POWEREDCOM, Inc.), JSAT Corporation, a communications satellites company, and broadcasting companies such as SKY Perfect Communications.

          Recent Developments

      We have had concerns that the above-mentioned innovations in global communication might detract from the advantages we have gained from having a global network with many business hubs in the form of overseas offices, overseas subsidiaries and associated companies. We also have additional concerns that our traditional intermediary services as agent have been diminishing in relevance reflecting global competition among our customers and suppliers who are taking advantage of increasingly efficient business methods. In this environment, in order to provide a variety of solutions for our customers, we are increasing our comprehensive strength by integrating the resources that we have accumulated through our business history as follows:

•	We are establishing more diversified and stable supply sources of mineral and energy resources through our global alliances with worldwide partners represented by the acquisition of shares of Valepar S.A. (the controlling shareholder of Companhia Vale do Rio Doce (“CVRD”), a Brazilian mineral resource producer) and the investment in the second phase of development of the crude oil and LNG producing Sakhalin II Project jointly promoted with Royal Dutch/Shell Group and Mitsubishi Corporation. See “Item 4.B. Business Overview—Metal Products & Minerals Segment—Iron & Steel Raw Materials Unit” and “Item 4.B. Business Overview—Energy Segment.”

•	In the food business, aiming to respond to changing demands of consumers in Japan by upgrading our logistics infrastructure, we made an equity infusion into MITSUI FOODS CO., LTD. (formerly Sanyu Koami Co., Ltd.), a nationwide wholesaler and the core of our domestic food distribution business. Additionally, we acquired a majority interest in Mitsui Norin Co., Ltd., a producer and seller of raw tea leaves in Japan. Furthermore, all the business units are establishing a supply chain management (“SCM”) system in order to integrate our information and logistics services with those of our customers. See “Item 4.B. Business Overview.”

•	We increased our equity ownership in the United Auto Group, an auto dealer in the United States, with the goal of developing joint retail operations in various regions outside the United States.

•	We are also increasing our participation in power generation businesses. On July 29, 2004, we announced that in partnership with International Power plc, a U.K. electric utility company, we entered into a share purchase agreement with Edison Mission Energy in the United States to acquire its international power generation portfolio.

•	We are also actively pursuing new technologies and materials. For example, we are promoting research and development of carbon nanotubes. See “Item 5.C. Research and Development, Patents and Licenses, etc.”

Our Organizational Structure for the Year Ended March 31, 2003

      In April 2002, we implemented an introduction of five major operating groups (the “Five Major Operating Groups Structure”) which consisted of:

•	Metal Products & Minerals Group;

•	Machinery, Electronics & Information Group;

•	Chemical Group;

•	Energy Group; and

•	Consumer Products & Services Group

within the head corporate office of Mitsui (the “Head Office”). This Five Major Operating Groups Structure delegated greater authority to the chief of each of the five operating groups for his or her business decisions, investments and reorganizations with respect to his or her group.

Our Organizational Structure for the Year Ended March 31, 2004

      In April 2003, the Five Major Operating Groups Structure was abolished to further increase operational and organizational efficiency. We simplified our overall operational structure whereby the Chief Operating Officer of each of the 18 business units reported directly to the Chief Executive Officer of Mitsui without having to report to other management layers of the Head Office. As a result of this reorganization, we increased our operational efficiency with respect to, but not limited to:

•	company wide evaluation of business opportunities;

•	re-allocation of assets and human resources; and

•	analysis and selection of investment opportunities.

      Despite this reorganization, there was no change in our product and service focused business activities for the year ended March 31, 2004. That is, as a result of the aggregation of our operating segments (i.e., business units) based on the nature of each of the 18 business units’ products, services and other criteria, our products and services based reportable segments for the year ended March 31, 2004 consisted of the same five products and services based reportable segments as those of the year ended March 31, 2003. Moreover, for the year ended March 31, 2004, there was no reorganization with respect to our four region-focused reportable operating segments. Accordingly, for the year ended March 31, 2004, we had nine reportable operating segments which consisted of five product and service focused reportable operating segments and four region-focused reportable operating segments. See “Item 4.B. Business Overview—Products and Services and Principal Activities by Reportable Operating Segments.”

Our Current Organizational Structure for the Year Ending March 31, 2005

      Effective April 1, 2004, with the aim of improving operating efficiency and further facilitating our exploration of global business opportunities, our current operating structure was introduced as follows:

•	The Domestic Branches and Offices Segment was abolished. As a result, the operating results previously reported by the Domestic Branches and Offices Segment are now reviewed by each of Chief Operating Officers of the related business units in the Head Office based on the categories of their products and services.

•	Reorganizations of the 18 business units were implemented whereby we integrated business units within the same five products and services focused reportable operating segments. For example, we combined the former Iron & Steel Raw Materials Unit and the former Non-Ferrous Metals Unit into the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit. Additionally, media related businesses such as broadcasting and content businesses previously included in the Machinery, Electronics & Information Segment were transferred to the Consumer Products & Services Segment. Furthermore, we introduced two new business units whose business activities were in most cases previously reported in “All Other” as businesses handled outside the five products and services based reportable segments. The first is the Transportation Logistics Business Unit which engages in logistics services. The other is the Financial Markets Business Unit which engages in financial services, including businesses previously handled in the Metal Products & Minerals Segment, such as commodity trading.

      For the year ended March 31, 2004, we conducted a comprehensive review of the performance and viability of our subsidiaries and associated companies. Approximately 700 companies were subject to an evaluation process in which those companies were screened against nine metrics including profit after cost of capital. As a result, a decision was made to exit from approximately 190 companies, and subsequently, various actions were implemented at approximately 100 of our subsidiaries and associated companies including the sale of the valve business of NBI Corporation and the reorganization of Mitsui Bussan Machinery Co., Ltd., during the year ended March 31, 2004.

      Our global strategy focuses on Asia where the market is expanding mainly around China and the Association of Southeast Asian Nations (“ASEAN”) free trade region. Greater China which includes mainland China, Hong Kong and Taiwan will play an even more significant role in world trade now that China and Taiwan are members of the World Trade Organization (“WTO”). We have been channeling human resources to these regions, forging strategic alliances with leading companies and creating a broad spectrum of new businesses. For example, we established a joint venture with SVA (GROUP) CO., LTD., an information electronics company in China. The new joint venture, Shanghai SVA-Mitsui, has been operating since November 2003 and markets products of SVA (GROUP) CO., LTD. in the Chinese market and overseas.

          Capital Expenditures

      Our capital expenditures including investments in debt securities, property and equipment and leased assets amounted to ¥491 billion, ¥396 billion and ¥266 billion for the years ended March 31, 2004, 2003 and 2002, respectively. A breakdown of our capital expenditures is provided below.

	Billions of Yen

	Year ended March 31,

	2004	2003	2002

Investments in and advances to associated companies	¥203	¥64	¥38
Acquisitions of available-for-sale securities(1)	131	154	96
Acquisitions of held-to-maturity debt securities	0	4	—
Acquisitions of other investments	47	40	43
Additions to property leased to others and property and equipment	113	123	89
Acquisitions of subsidiaries, net of cash acquired	(3)	11	—

Total	¥491	¥396	¥266

(1)	The amounts for the years ended March 31, 2003 and 2002 have been restated. See “Item 5.B. Liquidity and Capital Resources” and Note 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,” to our consolidated financial statements for further information.

     Investments in and advances to associated companies and acquisitions of subsidiaries include the following:

				Investment
				Amount
Year ended				(Billions
March 31,	Investee		Country	of Yen)

2004	Valepar S.A.	Associated company	Brazil	¥97
	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	57
2003	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	15
	NextCom K.K.	Associated company	Japan	12
	Mitsui E&P Middle East B.V.	Subsidiary	Netherlands	11
2002	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	5

      For the year ended March 31, 2004, additions to property leased to other and property and equipment, include aircraft leased to global airline companies of ¥10 billion and ocean vessels chartered to global shipping companies of ¥7 billion.

      Except for acquisitions of available-for-sale securities, capital expenditures are usually financed by external sources, such as commercial banking institutions. For the year ended March 31, 2004, acquisition of available-for-sale securities includes acquisition of debt securities amounting to ¥65 billion by Bussan Credit Co., Ltd., a domestic subsidiary whose principal business consists of providing financial services to our subsidiaries and associated companies.

      Furthermore, on May 14, 2004, we executed a sales and purchase agreement with Woodside Energy Ltd. in Australia to acquire a 40% interest in each of the WA-28-L production license and WA-271-P exploration permit areas in offshore Western Australia. The total consideration for the acquisition was U.S. $464.5 million. Woodside Energy Ltd., which owns the remaining 60% interest of these license and permit and acts as the operator, announced the development of the Enfield oil project on March 19, 2004 and development activities are already under way. The total development expenditure of the Enfield oil project prior to the expected commencement of oil production in 2006 is budgeted at approximately U.S. $1 billion, of which we will incur in proportion to our 40% interest.

      With respect to Sakhalin II Project, we extended a loan to Sakhalin Energy Investment Company Ltd. for ¥90 billion as of March 31, 2004. See “Item 4.B. Business Overview—Energy Segment” and “Item 7.B. Related Party Transactions.” The ¥90 billion loan has been financed by external banking sources.

      On September 2, 2003, we acquired 15% ownership interest (or 18.24% in terms of voting share as of March 31, 2004) of Valepar S.A. in Brazil for $830 million and sold our shares in Caemi Mineração e Metalurgia S.A. in Brazil for $426 million. See “Item 4.B. Business Overview—Metal Products & Minerals Segment—Iron & Steel Raw Materials Unit.” The capital required for the acquisition of Valepar S.A. has been financed by external banking sources.

      Divestitures including that of the matured debt securities amounted to ¥333 billion, ¥324 billion and ¥180 billion for the years ended March 31, 2004, 2003 and 2002, respectively. A breakdown of our divestitures is provided below.

	Billions of Yen

	Year ended March 31,

	2004	2003	2002

Sales of investments in and collection of advances to associated companies	¥68	¥10	¥25
Proceeds from sales of available-for-sale securities	51	66	29
Proceeds from maturities of available-for-sale securities (1)	110	145	17
Proceeds from maturities of held-to-maturity debt securities	15	11	20
Proceeds from sales of other investments	29	30	38
Proceeds from sales of property leased to others and property and equipment	60	62	51

Total	¥333	¥324	¥180

(1)	The amounts for the years ended March 31, 2003 and 2002 have been restated. See “Item 5.B. Liquidity and Capital Resources” and Note 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,” to our consolidated financial statements for further information.

     For the year ended March 31, 2004, we obtained U.S.$426 million from the sale of our investment in Caemi Mineração e Metalurgia S.A. With respect to the sales of available-for-sale securities for the years ended March 31, 2004, 2003 and 2002, the table below provides a list of some of our significant investees in which we sold our equity interests.

Year ended
March 31,	Investee	Country

2004	Caemi Mineração e Metalurgia S.A.(*)	Brazil
2003	Sumitomo Mitsui Banking Corporation	Japan
	JSAT Corporation	Japan
	Mitsui Trust Holdings, Inc.	Japan
2002	SANYO SHOKAI Ltd.	Japan
	Mitsui Chemicals, Inc	Japan

     (*) Associated company

     For the year ended March 31, 2004, sales of property leased to others and property and equipment included sales of aircraft leased to global airline companies of ¥21 billion and ocean vessels chartered to worldwide shipping companies of ¥6 billion. With the exception of the proceeds from maturities of (i) available-for-sale securities and (ii) held-to-maturity debt securities, proceeds were mainly used for repayment of outstanding debt. The proceeds from maturities of (i) available-for-sale securities and (ii) held-to-maturity debt securities amounted to ¥125 billion and were used for general corporate purposes. See “Item 5.B. Liquidity and Capital Resources” for further discussion.

     B.     Business Overview.

          Nature of our Operations and Principal Activities

      We are a general trading company engaged in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”) and biotechnology. We also provide financial services whereby we assist our customers in minimizing their risk exposures associated with their businesses through the use of derivatives and other hedging instruments.

      While we continue to diversify our activities, our core activity remains the provision of transaction services. Specifically, we act as an intermediary between buyers and sellers engaging in import, export, offshore, and domestic trading activities. For example, we develop markets overseas for exporters and locate raw materials or product sources that meet the needs of importers. To facilitate smooth customer transactions, we draw upon our various capabilities such as market information analysis, credit supervision, financing and transportation logistics.

      Mitsui had 23 branches and offices located in Japan and 160 branches, offices and trading subsidiaries located in other parts of the world as of July 1, 2004. They provide market information to each other and cooperate in developing various business opportunities. Each of our subsidiaries has its own marketing strategy based on its particular business activities and customer relationships.

          Seasonality of Our Business Activities

      The trading of individual products such as heating oil, foods and textiles is influenced by seasonal factors. For example, heating oil is traded more frequently in winter than in summer months. In addition, revenues of MITSUI FOODS CO, LTD., our food wholesale subsidiary, increases from October to December and decreases from January to March, reflecting seasonal demand in Japan. However, the seasonality of any product either individually or in the aggregate does not significantly affect our consolidated financial position and results of operations.

          Dependence on Patents and Licenses and Industrial, Commercial or Financial Contracts

      We have various patents and licenses as well as industrial, commercial and financial contracts (including contracts with customers or suppliers) to conduct our business. These patents, licenses or contracts either individually or in the aggregate are not material to our business operations or results of operations.

          Marketing Channels

      Marketing channels vary by commodity, customer, and region. We have established subsidiaries and associated companies for promotion and distribution in response to individual business environment.

      See “Products and Services and Principal Activities by Reportable Operating Segments” below. Special sales methods including financial arrangement provided by our Machinery, Electronics & Information Segment and development of SCM system conducted by various operating segments are also described therein.

          Competitive Position

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

          Government Regulations

      Our business activities are subject to various governmental regulations in the countries in which we operate. These regulations generally relate to obtaining business and investment approvals, and meeting the requirements of export regulations including those related to national security considerations, tariffs, antitrust, consumer and business taxation, exchange controls, and environmental laws and regulations. Certain of our business transactions such as our activities in the energy, mining, telecommunications, financing, food, consumer products, machinery, chemicals, etc. are regulated and subject to the relevant laws and regulations. See “Item 3.D. Risk Factors.”

                    Regulations with Respect to the Exploration and Production of Oil, Gas, and Mineral Resources

      We are involved in various projects involving exploration for and production of crude oil, natural gas, iron raw material, and non-ferrous metals in many different countries in which we participate as a minority stakeholder and non-operator. These exploration and production activities are subject to a broad range of local laws and regulations, which affect virtually all aspects of these activities. Contractual arrangements in connection with our oil, gas and mining activities, such as leases, licenses and production agreements are generally entered into with a government entity or a government owned company. See “Item 4.B. Business Overview—Metal Products & Minerals Segment and Energy Segment.”

      To date, changes in governmental laws and regulations have not had a material adverse effect on our oil, gas and mining projects. Some of our oil, gas and mineral projects are located in politically and economically stable regions, such as Australia, where the legal systems are relatively developed. However, we also hold interests in oil, gas and mineral resources in regions where legal systems are less developed. These investments may be adversely impacted by factors such as a lack of comprehensive sets of laws and regulations, an unpredictable judicial system based on inconsistent application and interpretation of laws and regulations, and constantly changing practices of regulatory and administrative bodies.

                    Governmental Regulations with Respect to Infrastructure Projects

      We are engaged in various infrastructure projects worldwide. These include construction of power plants, oil and gas pipelines, telecommunications and broadcasting systems, cargo transportation systems, and public transit systems in developing countries. In these projects, we are subject to extensive laws and regulations with respect to technical specifications, environmental protection, pricing, labor, taxation, foreign exchange, and other matters. We commonly enter into contractual arrangements with government owned companies that are subject to their own sets of laws and regulations. Changes in laws and regulations after the commencement of projects may result in lengthy delays which can negatively impact our cash flows and hinder the repatriation of capital from such projects.

                    Governmental Regulations with Respect to Human Health and Environment

      We are subject to extensive laws and regulations worldwide with respect to human health and the environment. Regulations governing food products for human consumption are complex, detailed and stringent. For instance, in Japan, our food related operations are under the supervision of the Ministry of Agriculture, Forestry and Fisheries, and the Ministry of Health, Labor and Welfare. We are subject to the Food Safety Basic Law, which codifies the safety standard for food products. For example, it determines the threshold amount at which harmful substances such as pesticide residues are considered to be unacceptable. We must expend significant resources to comply with these regulations not only in Japan but in all jurisdictions where we engage in food-related operations.

      We are also subject to complex environmental laws and regulations worldwide. For example, in Japan, when trading, storing or transporting chemical products or disposing of wastes and by-products from our industrial plants, we are required to notify the local regulators and/or obtain approvals or licenses. Any violation of laws and regulations may not only result in severe fines and penalties, but the regulators may require us to curtail or even cease operations, install expensive pollution control systems, and comply with enhanced notification obligations.

          Products and Services and Principal Activities by Reportable Operating Segments

                    The Establishment of the Five Major Operating Groups Structure for the Year Ended March 31, 2003

      We had undertaken a management reorganization in our Head Office that included introduction of the Five Major Operating Groups Structure in April 2002. The five operating groups, which were organized based on our “products and services,” planned overall and worldwide strategies for their products and services and conducted their worldwide operations. A discrete set of financial information was available for each of the five operating groups and each of the five operating results were regularly reviewed by the Chief Executive Officer. As such, each of the five operating group was determined to be an “operating segment” for financial reporting purposes for the year ended March 31, 2003. The five operating groups also collaborated with branches and offices that are located in Japan and overseas countries and with overseas trading subsidiaries in planning and executing their strategies for products or regions.

      For the year ended March 31, 2003, the branches, offices and overseas trading subsidiaries were separate operating units, which were delegated the responsibilities of managing the businesses of their regions as the centers of each particular regional strategy and operate diversified businesses together with their subsidiaries and associated companies in collaboration with the five operating groups. Therefore, a discrete set of financial information was also available for each of the regional operating units without any overlap with the financial information of each of the five products and services based operating groups. The operating results of each of our regional operating units were regularly reviewed by the Chief Executive Officer independent of the operating results of each of the five products and services based operating groups, and accordingly, each regional operating unit was also determined to be an “operating segment” for financial reporting purposes. Thus, for the year ended March 31, 2003, our operating segments were comprised of products and services focused operating segments and region-focused operating segments. Our reportable operating segments as of March 31, 2003 were comprised of those listed below:

•	Our five products and services focused operating segments were:

Metal Products & Minerals;

Machinery, Electronics & Information;

Chemical;

Energy; and

Consumer Products & Services;

•	Our four region-focused operating segments were:

Domestic Branches and Offices;

Americas;

Europe; and

Other Overseas Areas.

      Each of the five products and services based operating groups in our Head Office have business units. The business units, which are further divided into specialized divisions, provide more focused products and services.

                    Abolishment of the Five Major Operating Groups Structure for the Year Ended March 31, 2004

      We abolished the Five Major Operating Groups Structure on April 1, 2003, to further increase operational efficiency with a system in which the Chief Operating Officer of each of the 18 business units directly reports the unit’s operating results to the Chief Executive Officer based on the unit’s discrete set of financial information. Therefore, for the year ended March 31, 2004, each of the 18 business units was determined to be an “operating segment” for financial reporting purposes. Despite this reorganization, there was no change in our product and service focused business activities for the year ended March 31, 2004. Accordingly, as a result of the aggregation of our operating segments (i.e., the 18 business units) based on the nature of each of the 18 business units’ products, services and other criteria, our current products and services based reportable segments consisted of the same five reportable segments as for the year ended March 31, 2003.

      There was no reorganization with respect to our four region-focused reportable operating segments for the year ended March 31, 2004. Each of our region-focused reportable operating segments still consisted of region-specific branches, offices and overseas trading subsidiaries, that remain independent from the five product and service focused reportable operating segments in the Head Office. As such, despite the restructuring, for the year ended March 31, 2004, we had the same nine reportable operating segments which consisted of five products and services focused reportable operating segments and four region-focused reportable operating segments as was the case for the year ended March 31, 2003.

      As of April 1, 2004, we made further changes to our operating structure. See “Item 4.A. History and Development of the Company— Recent Developments— Our Current Organizational Structure for the Year Ending March 31, 2005.”

      Gross Profit, Operating Income (Loss) and Net Income (Loss) by reportable operating segment for the years ended March 31, 2004, 2003 and 2002 were as follows(1)(2)(3)(4):

Gross Profit:

	Year ended March 31,

	2004		2003		2002

	(In millions of yen, except percentages)
Metal Products & Minerals	¥77,452	12.7%	¥70,674	12.4%	¥67,397	12.4%
Machinery, Electronics & Information	128,357	21.0	117,987	20.8	112,425	20.6
Chemical	83,003	13.6	60,871	10.7	53,476	9.8
Energy	53,814	8.8	53,027	9.3	48,061	8.8
Consumer Products & Services	116,254	19.1	105,947	18.6	108,610	19.9
Domestic Branches and Offices	39,962	6.6	41,405	7.3	47,553	8.7
Americas	39,871	6.5	44,584	7.9	45,096	8.3
Europe	19,965	3.3	22,470	4.0	20,623	3.8
Other Overseas Areas	24,060	3.9	23,503	4.1	21,929	4.0
All Other	27,324	4.5	29,721	5.2	27,735	5.1
Adjustments and Eliminations	(141)	(0.0)	(1,544)	(0.3)	(7,704)	(1.4)

Consolidated Total	¥609,921	100.0%	¥568,645	100.0%	¥545,201	100.0%

Operating Income (Loss)*:

	Year ended March 31,

	2004		2003		2002

	(In millions of yen, except percentages)
Metal Products & Minerals	¥30,547	25.3%	¥25,722	26.1%	¥19,847	24.9%
Machinery, Electronics & Information	23,683	19.7	10,607	10.7	10,027	12.6
Chemical	29,319	24.3	16,248	16.5	8,185	10.3
Energy	21,686	18.0	25,541	25.9	16,661	20.9
Consumer Products & Services	20,026	16.6	19,897	20.2	5,082	6.4
Domestic Branches and Offices	9,540	7.9	6,760	6.9	8,873	11.1
Americas	7,691	6.4	9,485	9.6	11,750	14.7
Europe	3,030	2.5	4,163	4.2	4,484	5.6
Other Overseas Areas	(1,062)	(0.9)	(1,931)	(2.0)	(4,700)	(5.9)
All Other	3,269	2.7	5,942	6.0	3,257	4.1
Adjustments and Eliminations	(27,147)	(22.5)	(23,787)	(24.1)	(3,713)	(4.7)

Consolidated Total	¥120,582	100.0%	¥98,647	100.0%	¥79,753	100.0%

*	Operating income (loss) reflects our (a) Gross Profit, (b) Selling, general and administrative expenses, (c) Provision for doubtful receivables and (d) Government grant for transfer of substitutional portion of EPF, as presented in the Statements of Consolidated Income.

Net Income (Loss):

	Year ended March 31,

	2004		2003		2002

	(In millions of yen, except percentages)
Metal Products & Minerals	¥23,591	34.5%	¥14,944	48.0%	¥9,449	17.1%
Machinery, Electronics & Information	7,298	10.7	(4,916)	(15.8)	13,377	24.1
Chemical	10,000	14.6	(5,850)	(18.8)	(4,893)	(8.8)
Energy	23,954	35.0	22,605	72.6	22,152	40.0
Consumer Products & Services	12,554	18.4	3,983	12.8	2,756	5.0
Domestic Branches and Offices	11,606	17.0	6,994	22.4	6,773	12.2
Americas	161	0.2	3,291	10.6	6,461	11.7
Europe	693	1.0	2,845	9.1	3,911	7.1
Other Overseas Areas	7,758	11.3	6,193	19.9	5,271	9.5
All Other	4,703	6.9	9,738	31.3	8,711	15.7
Adjustments and Eliminations	(33,931)	(49.6)	(28,689)	(92.1)	(18,597)	(33.6)

Consolidated Total	¥68,387	100.0%	¥31,138	100.0%	¥55,371	100.0%

Notes:	(1) In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures of “Consolidated Total” for the years ended March 31, 2003 and 2002 have been reclassified to conform to the current year presentation.

(2) “All Other” includes business activities which primarily provide services, such as logistics service, financing service, development and marketing of systems, and office services, to external customers and/or to Mitsui, its subsidiaries and associated companies.

(3) Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

(4) Transfers between operating segments are made at cost plus a markup.

Metal Products & Minerals Segment

      The Metal Products & Minerals Segment is engaged in the overseas development and trading of raw materials for iron, steel and non-ferrous metals, and in the domestic and global manufacturing, sale and trading of iron, steel and non-ferrous products.

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥77,452 million or 12.7% and ¥23,591 million or 34.5% of our consolidated total, respectively.

      This segment is composed of Iron & Steel Products Unit, Iron & Steel Raw Materials Unit, and Non-Ferrous Metals Unit, and has 48 subsidiaries including:

•	Mitsui Bussan Construction Materials Co., Ltd. (Iron & Steel Products Unit);

•	Mitsui Bussan Raw Materials Development Corp., Mitsui Iron Ore Development Pty. Ltd., Mitsui Itochu Iron Pty. Ltd., Sesa Goa Limited and Mitsui Coal Holdings Pty. Ltd. (Iron & Steel Raw Materials Unit); and

•	Mitsui & Co., Precious Metals, Inc., Mitsui Bussan Futures Ltd., Japan Colluasi Resources B.V. and Mitalco Inc. (Non-Ferrous Metals Unit).

      This segment has 40 associated companies including:

•	Nippon Steel Trading Co., Ltd. (Iron & Steel Products Unit); and

•	Valepar S.A. and BHP Mitsui Coal Pty., Ltd. (Iron & Steel Raw Materials Unit).

      Effective April 1, 2004, our former Iron & Steel Raw Materials Unit and our former Non-Ferrous Metals Unit were combined to begin operations as the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit. This combination has allowed us to pursue our strategic goals to both integrate and broaden our overseas acquisition network of iron raw materials and non-ferrous mineral interests.

      An overview of each business unit within the segment is provided as follows:

Iron & Steel Products Unit

      Iron and steel products are used in a wide range of industries including the automobile, electronics, transportation, construction and energy sectors. We have served our customers in these industries worldwide and provided support services for Japanese steel mills. The Iron & Steel Products Unit conducts trading, marketing, processing and distribution of:

•	iron and steel products including steel strip, galvanized steel products, wire rod, steel plate and steel pipe; and

•	semi-finished items including steel slabs to be processed into steel plates and steel billets to be processed into steel bars and wire rods.

      Through the global network of Mitsui and collaboration with 18 subsidiaries and 19 associated companies owned by this segment, we handle approximately 22 million tonnes of iron and steel products annually worldwide.

      The Iron & Steel Products Unit actively participates in logistical and engineering services worldwide for iron and steel related projects that require procurement and distribution of large supplies of iron and steel. For example, in Japan and overseas, we have established steel processing centers with combined annual steel processing capacity of approximately 4 million metric tonnes, at which we utilize our supply chain management (“SCM”) models that employ our information technology and logistics technology expertise in order to implement steel products distribution arrangements for our customers. In particular, we have recently established subsidiaries and joint ventures with Japanese and overseas business partners of our steel service centers, galvanized steel plants, and tin-plating facilities to meet the rising demand from manufacturers of automobiles, electric appliances and heavy electric machinery that have moved their production centers to the United States, Southeast Asia and China. For example, in 2002, we participated in Shanghai Bao-Mit Steel Distribution Co., Ltd., a joint venture with Shanghai Baosteel Group Corporation, a Chinese iron and steel manufacturing company, in order to build a network of steel products service centers in China. Moreover, we frequently draw upon the unit’s expertise in logistics and project finance and take advantage of the marketing channels of other business units in the fields of energy, industrial plants, shipping and machinery. As a result, we have been involved in various industrial projects including the construction of:

•	oil and gas pipeline projects in China, Malaysia, and Russia; and

•	the steel structure for the Bangkok Second International Airport Terminal.

      Our major competitors in Japan and overseas are other Japanese trading companies. In their efforts to focus in the field of iron and steel products, some of our competitors have recently entered into joint ventures to increase their business operation capabilities in this field. For example, in 2001, Marubeni-Itochu Steel Inc. was established by Marubeni Corporation and Itochu Corporation, and in 2003, Metal One Corporation was established by Mitsubishi Corporation and Sojitz Corporation (formerly Nissho Iwai Corporation). In order to not only remain competitive, but to pursue our strategic goals, in April 2004 we established Iron & Steel Products Business Promotion Division which specializes in making investments in steel-related enterprises. This new division was founded in order to respond to the need for joint investment amongst steel users and steel manufacturers in Japan and overseas and to participate in the development of new products.

Iron & Steel Raw Materials Unit

      The Iron & Steel Raw Materials Unit is engaged in various business activities, including trading, investment, logistics management and transportation services related to iron and steel raw materials, such as iron ore, coal, steel scrap, ferro-alloys and other minerals.

      The Iron & Steel Raw Materials Unit acts as an agent to various major Japanese steel makers for their procurement of iron ore, coal, steel scrap and ferro-alloys. For example, we provide various services to assist Japanese steel makers in negotiation and execution of iron and steel raw material procurement contracts as well as providing various information related to worldwide suppliers of iron and steel raw materials obtained through our overseas network. One of our traditional business activities, serving as an agent for Japanese steel makers, has seen accelerated competition from other Japanese trading companies. Due to the global trend of eliminating intermediaries with respect to iron and steel trading activities, we are enhancing our investments and promoting our participation in alliances with mining companies worldwide to provide “cross-border services” to our clients, extending our services to both suppliers and consumers.

      We also participate in joint ventures with various iron ore and coal mining companies located in Australia, Brazil and India, in order to secure stable supplies of those materials. In April 2002, we entered into a strategic alliance with Anglo American Plc to develop the Moura and German Creek coalmines in Australia, which provided us with a solid foundation for future growth in the coal business. In August 2002, we completed the construction of the West Angelas iron ore mine in Australia (as a part of the Robe River Joint Venture with Rio Tinto plc), which began shipments of iron ore to customers worldwide. In March 2003, we agreed to purchase a 15% ownership interest (or 18.24% in terms of voting share as of March 31, 2004), of Valepar S.A., the controlling shareholder of Companhia Vale do Rio Doce (“CVRD”) in Brazil. CVRD is a mining enterprise with operations that include mining of iron ore, and other raw non-ferrous metals. This transaction was completed on September 2, 2003.

      We also own and operate Pacific Coast Recycling, LLC a steel scrap export terminal in the United States through our subsidiary, Raw Materials Development Co.

      The revenues from mineral producing activities have accounted for a significant portion of Iron & Steel Raw Materials Unit. The table below sets forth the break down of revenues in the Iron & Steel Raw Materials Unit.

	Revenues of the Iron & Steel Materials Unit

	Billions of Yen

			Revenues from
			sales of services

	Revenues from sales of products		Commissions and
			trading margins on
Year ended	From mineral	From sales of	intermediary
March 31,	producing activities	other products (*)	services	Total Revenues

2004	¥49.9	¥76.9	¥10.4	¥137.2
2003	34.7	57.9	8.7	101.3
2002	18.8	55.5	9.3	83.6

(*)	Revenues from sales of other products mainly consist of trading of scrap metals as principal.

     We have also entered into new joint venture projects to meet the increasing demand for iron and steel raw materials in Japan and abroad. For example, in January 2003, we established POSCO Terminal Co., Ltd., a joint venture with POSCO (a steel maker in Republic of Korea), whereby we provide logistics services with respect to transactions involving iron and steel raw materials for our various customers in Asia. We are also enhancing our involvement in the general recycling business and the greenhouse gas emission trading business.

      The following tables provide information in connection with our investments in iron ore and coal resource related projects. In September 2003, we sold our interest in Caemi Mineração e Metalurgia S.A., which had been our associated company until the year ended March 31, 2003. Accordingly, in the table below, we did not include mining information attributable to Caemi Mineração e Metalurgia S.A. For information regarding our production and reserve amounts in connection with our mining activities, See “Item 4.D. Property, Plants and Equipment— Mining Activities.”

IRON ORE

				Mitsui’s
Joint Venture or	Mitsui’s Subsidiary or			Percentage of	Other Major Participants and Their
Investee(1)	Associated Company(2)	Name of Mines(3)	Location	Ownership	Percentages of Ownership

Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pannawonica West Angelas	Pilbara Region, Western Australia	33.0%	Rio Tinto plc Nippon Steel Corporation Sumitomo Metal Industries, Ltd.	53.0% 10.5% 3.5%

Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Mount Whaleback	Pilbara Region, Western Australia	7.0%	BHP Billiton plc Itochu Corporation	85.0% 8.0%

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Marillana Creek	Pilbara Region, Western Australia	7.0%	BHP Billiton plc Itochu Corporation	85.0% 8.0%

Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	North Area (Yarrie) (Nimingarra) Area C	Pilbara Region, Western Australia	7.0%	BHP Billiton plc Itochu Corporation	85.0% 8.0%

Sesa Goa Limited	Sesa Goa Limited	Codli Sonshi Chitrandurga Hopset	Goa, India Karnataka, India	51.0%	(publicly listed company)

COAL

				Mitsui’s
Joint Venture or	Mitsui’s Subsidiary or			Percentage of	Other Major Participants and Their
Investee(1)	Associated Company(2)	Name of Mines(3)	Location	Ownership	Percentages of Ownership

BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Riverside South Walker Creek	Queensland, Australia	20.0%	BHP Billiton plc	80.0%

Bengalla Joint Venture	Mitsui Coal Holding Pty. Ltd.	Bengalla	New South Wales, Australia	10.0%	Rio Tinto plc Westfarmers Ltd. Taiwan Power Co.	40.0% 40.0% 10.0%

Kestrel Joint Venture	Mitsui Coal Holding Pty. Ltd.	Kestrel	Queensland, Australia	20.0%	Rio Tinto plc	80.0%

Moura Joint Venture	Mitsui Coal Holding Pty. Ltd.	Moura	Queensland, Australia	49.0%	Anglo American plc	51.0%

German Creek Joint Venture	Mitsui Coal Holding Pty. Ltd.	German Creek	Queensland, Australia	30.0%	Anglo American plc	70.0%

(1)	The term “Investee” refers only to Sesa Goa Limited and BHP Mitsui Coal Pty. Ltd.

(2)	“Mitsui’s Subsidiary or Associated Company” indicates names of the companies through which we own our interests in the joint ventures or the investee. Sesa Goa Limited is Mitsui’s subsidiary in which it directly owns a 51% voting share. BHP Mitsui Coal Pty. Ltd. is Mitsui’s associated company in which it directly owns a 20% voting share.

(3)	“Name of Mines” indicates the names of principal producing mines.

Non-Ferrous Metals Unit

      The Non-Ferrous Metals Unit is engaged in businesses and operations involving various non-ferrous metals, and our business activities include trading, transporting, and processing non-ferrous metal ores and ingots for our customers in Japan and overseas such as:

•	copper, lead, zinc, tin, nickel, aluminum, magnesium, cobalt, titanium, and other non-ferrous metals; and

•	precious metals, such as gold, silver, platinum and palladium.

      We are also engaged in sales of semi-fabricated non-ferrous products such as construction materials and we act as an agent in the nuclear fuel import business.

      This business unit also engages in the trading and brokerage of a wide range of derivative instruments such as precious metals and other non-ferrous metals, crude oil, natural gas and weather, as well as, the promotion of various derivative or financial instruments developed by this segment for market participants and investors.

      The following are examples of business transactions our Non-Ferrous Metals Unit is engaged in:

•	import approximately 700,000 tonnes of copper concentrates annually into Japan, which represents approximately one-fifth of the total requirements of Japan;

•	handle approximately 45,000 metric tonnes of various forms of both imported and domestic nickel in the Japanese market whereby our trading market share of nickel and cobalt are approximately 25% and 40%, respectively; and

•	import approximately 400,000 tonnes of primary aluminum ingots into Japan, which represents approximately 18% of total requirements of Japan and also carry out off-shore business transactions involving approximately 100,000 tonnes of primary aluminum ingots mainly in South-East Asia and China.

      In order to respond to cross border supply and demand, we diversify our business through natural resource investments, global trading and development of various non-ferrous metals. Securing stable sources is a critical issue, for example:

•	we made an additional loan to the Collahuasi copper mining project in Chile, developed jointly with Anglo American Plc and Falconbridge Ltd., to increase the capacity of the project. The project is moving to a new mining site from the existing ore body, and is expected to expand its milling capacity from its present 60,000 tonnes per day to 110,000 tonnes per day, so that we may make additional aggregate transactions of 1.3 million tonnes of copper concentrates from the mine to Japanese copper smelters;

•	we further enhanced our resource investment activities by participating in a nickel-cobalt mining and refining project at Rio Tuba area in the Republic of Philippines, to be developed jointly with Sumitomo Metal Mining Co., Ltd., Sojitz Corporation (formerly Nissho Iwai Corporation), and a local partner. This project is expected to produce nickel-cobalt mixed sulfide through a high-pressure acid leaching process, an advanced processing technologies for nickel production; and

•	we own an undivided interest in both Eastalco and Intalco, aluminum smelting companies in the United States, providing access to 147,000 tonnes of aluminum ingots annually. Combining the metal taken from these companies with other sources, we have the capability to supply 220,000 tonnes of aluminum ingots annually.

      In addition, we steadily expanded our financial services and derivative trading operations under highly volatile market conditions for precious metals. Mitsui & Co., Energy Risk Management Ltd., which we established in March 2002, enjoyed growth in derivative trading operations, mainly for crude oil and natural gas related commodities. Japan Alternative Investment Co., Ltd. began operations in April 2002, acting as a placement agent for alternative investment products, such as hedge funds, private equity funds and commodity fund. Mitsui Bussan Futures Ltd. is a domestic subsidiary engaged in the future commodities brokering including precious metals and other commodities such as foods and oil products.

Machinery, Electronics & Information Segment

      The Machinery, Electronics & Information Segment consists of five business units as follows:

•	Electric Machinery, Plant & Project Business Unit;

•	Telecommunications, Transportation & Industrial Systems Business Unit;

•	Motor Vehicles, Marine & Aerospace Business Unit;

•	Information Business Unit; and

•	Electronics Business Unit.

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥128,357 million or 21.0% and ¥7,298 million or 10.7% of our consolidated total, respectively.

      Effective April 1, 2004, the consumer-oriented and media-related businesses which had been included in Information Business Unit were transferred to a newly established Consumer Service Business Unit in the Consumer Products & Services Segment.

      The Machinery, Electronics & Information Segment engages in, among other things, the following businesses: manufacturing, global marketing and sales, financing, leasing, and services involving electric machinery, industrial plants and systems, transportation equipment and systems, construction equipment, telecommunication systems, motor vehicles, marine and aerospace systems. This segment is also involved in IT and electronics related solutions business, marketing and sales of IT and electronics related products, components and materials, software and various services. Services provided by each of our business units are sold primarily to industrial customers, including original equipment manufacturers, industrial end users, utility companies, construction companies and distributors.

      While traditional trading and sales activities continue to be important to the Machinery, Electronics & Information Segment, this segment’s business units are also diversifying their business operations in response to changing global market demands. In infrastructure projects, for example, not only are we engaged in the sale of equipment used for such projects, but we are now beginning to participate in the early stages of potential projects whereby we:

•	assess the commercial and technical feasibility of the projects;

•	design projects utilizing our financial, legal and industrial skills;

•	select and invite capable partners; and

•	arrange and/or assist the syndication of financing.

      Moreover, we have also been increasing our equity investments in some projects, especially in power generation projects in the Electric Machinery, Plant & Project Business Unit.

      With respect to our IT business, rapid innovations in technology and corresponding changes in the technology market have resulted in new business opportunities. As such, we are diversifying our operations from the sales of products to the provision of new value, such as entertainment content and Internet-based marketing services through joint ventures with worldwide strategic partners. For example, we formed QVC Japan, Inc., a joint venture with QVC Inc. of the United States in which we hold a 40% interest. QVC Japan, Inc. provides 24-hour television shopping channels nationwide.

      The Machinery, Electronics & Information Segment holds 81 subsidiaries such as Mitsui Bussan Plant & Project Corp. (Electric Machinery, Plant & Project Business Unit), The Mitsui Rail Capital, LLC (Telecommunications, Transportation & Industrial Systems Business Unit), Lepta Shipping Co., Ltd., Toyota Chile S.A., Mitsui Automotive Europe B.V., Tombo Aviation Inc. (Motor Vehicles, Marine & Aerospace Business Unit), Mitsui & Associates Telepark Corporation, BSI Co., Ltd., ADAM NET Ltd., TOYO Officemation Inc. (Information Business Unit) and Xion Holdings, Inc. (Electronics Business Unit).

      Additionally it has 77 associated companies such as P.T. Paiton Energy (Electric Machinery, Plant & Project Business Unit), Shin Nippon Air Technologies Co., Ltd., Komatsu Australia Pty. Ltd., Kioritz Corporation (Telecommunications, Transportation & Industrial Systems Business Unit), Toyota Canada Inc. (Motor Vehicles, Marine & Aerospace Business Unit), Nihon Unisys Ltd., NextCom K.K., QVC Japan, Inc., Moshi Moshi Hotline Inc. (Information Business Unit) and Ferrotec Corporation (Electronics Business Unit).

Electric Machinery, Plant & Project Business Unit

      The business activities of the Electric Machinery, Plant & Project Business Unit cover a wide range, including power plants, power transmission and substation facilities, oil refineries, liquefied natural gas (“LNG”) manufacturing facilities, pipelines, infrastructure, iron, non-ferrous metals, chemical plants, and water and sewer facilities.

      We are undertaking a number of projects that may stimulate economic growth in developing countries and countries rich in natural resources, such as in Asia, in countries including Indonesia, Malaysia, Thailand and Vietnam, in the Middle East, in countries including Saudi Arabia and United Arab Emirates, in the Commonwealth of Independent States (“CIS”), in countries including Russia and in Latin America, including in Brazil. We focus on the needs of those countries and apply our engineering capabilities and expert knowledge in financing, logistics, taxation and legal affairs, so as to devise optimum solutions that address the complex and multifaceted issues facing those nations. This business unit often organizes financing for projects through international financial institutions and worldwide export credit agencies. Moreover, it sometimes provides such loans or issues guarantees on behalf of the project owners.

      Effective April 1, 2004, the transportation businesses which had been included in Telecommunications, Transportation & Industrial Systems Business Unit were transferred to the former Electric Machinery, Plant & Project Business Unit, and as a result, the business unit changed its name to the Power, Transportation & Plant Project Business Unit.

      The following are examples of the types of projects in which this unit is engaged:

•	In the CIS and the Middle East, we engaged in the structuring and the arrangement of debt and equity project financing for various natural gas energy projects. Together with export credit agencies and commercial banks, we also extended loans to project participants. We acted as the Engineering, Procurement and Construction (“EPC”) contractor in Japan for various oil and gas production projects and for the construction of infrastructure facilities including petrochemical plants whereby we procured manufacturing equipment from Japanese and overseas subcontractors.

•	For projects being promoted by Petrobras in Brazil, we were engaged in the structuring and the arrangement of debt, equity and lease financing. We also extended loans to the project participants.

•	In the United States Mid-American Thermal Project, we participated in the project as the primary EPC contractor, whereby we assisted in the construction and the installment of a 790 megawatt coal powered thermal power generation plant.

•	In a lead-free gasoline production project in Indonesia known as the Blue Sky Project, we were engaged in the structuring and the arrangement of debt and equity project financings. We also extended loans to the project participants.

•	In the Malaysia Port Dickson Combined Cycle Project, we are involved in the construction of a 750 megawatt combined cycle power plant as a member of the project consortium.

      The Electric Machinery, Plant & Project Business Unit is increasing activities which facilitate the implementation of projects. These activities go beyond the conventional EPC approach of project engineering and supply of equipment, and the unit is considering investments in certain related infrastructure projects. For example:

•	By obtaining a 15% equity interest, we participated in the investment company which invested in Arabian Power Company, which is managing the Umm Al Nar Power Plant and desalination facilities in Abu Dhabi on a built-own-operate basis;

•	We have entered into a joint venture project with Tarong Energy Corporation Ltd. and Tokyo Electric Power Company Inc. to own and operate the 450 megawatt Tarong North Coal Fired Power Plant in Australia; and

•	We, together with International Power plc. (U.K.), have entered into a share purchase agreement with Edison Mission Energy to acquire the international power generation portfolio of MEC International BV, a Dutch holding company owned by Edison Mission Energy.

      We own a 36.324% interest in P.T. Paiton Energy, an Indonesian power company, which owns a 1,230 megawatt coal fired power plant in East Java, Indonesia. P.T. Paiton Energy sells electricity to P.T. Perusahaan Listrik Negara, an electric utility company owned by the Indonesian government, under a power purchase agreement. In December 2002, an amendment to the original power purchase agreement became effective, thereby resolving a series of disputes between P.T. Paiton Energy and P.T. Perusahaan Listrik Negara, which were caused in large part, by the effects of the regional financial crisis in Asia, particularly, in Indonesia.

      Environmental issues are a common concern throughout the world. Our initiatives in this field include creating and implementing recycling systems for automobiles, electric appliances and plastic bottles made from polyethylene terephthalate. We invested in Ichihara Eco Cement Corporation, our associated company which manufactures eco-cement (cement produced from residual ash) at its own plant in Chiba, Japan and we promote sales of the product. In our overseas markets, we are engaged in the construction of waste processing facilities and other environment-related projects.

      Our major competitors include other Japanese general trading companies, international financial institutions, global engineering companies and construction companies.

Telecommunications, Transportation & Industrial Systems Business Unit

      The Telecommunications, Transportation & Industrial Systems Business Unit handled a wide range of products and is engaged in diversified activities, which range from the design and construction of large-scale projects to industrial system distribution businesses involving industrial machinery, construction machinery, and mining equipment manufactured by Japanese manufacturers. Effective April 1, 2004, the Telecommunications, Transportation & Industrial Systems Business Unit was abolished and the businesses which had been included in this unit were transferred to the Power, Transportation & Plant Project Business Unit, the Machinery Business Unit (formerly the Motor Vehicles, Marine & Aerospace Business Unit) and the Information Business Unit.

      In large-scale projects, we leverage our marketing capabilities, regional expertise, and financial arrangement functions and build strategic alliances with major domestic and overseas manufacturers, such as NEC Corporation, Siemens AG and Komatsu, Ltd. in the field of communications infrastructure projects, railway projects, and construction equipment. Recently, we have been expanding our activities into new regions, particularly greater China, Russia and CIS to compliment activities in our primary Asia, North America and South America markets. For example:

•	we are the prime contractor for the construction of a monorail system in Chongqing, China;

•	we are supplying trains and track for the Taiwan High Speed Rail project, as a commercial leader of a consortium;

•	we arranged financing for Tele Norte Leste Participacoes S.A. in Brazil for their procurement of telecommunication equipment from NEC Corporation and Siemens Aktiengesellschaft; and

•	we arranged a Yen denominated loan for the Telecommunications Network Expansion Project (II) in Uzbekistan.

      With respect to distribution activities in our Industrial System Business Division, we distribute construction machinery and mining equipment. Specifically, we are engaging in the distribution of dump trucks and hydraulic shovels in Australia by Komatsu Australia Pty Ltd., our associated company acquired in

2001. Furthermore, we are also trying to expand construction machinery and mining equipment distribution in other regions such as North and South America.

      In conjunction with our effort to reevaluate and restructure the businesses of subsidiaries and associated companies, we sold the valve business of NBI Corporation and reorganized Mitsui Bussan Machinery Co., Ltd. For more information, see “Item 5.A. Operating Results” and Note 23, “EXIT OR DISPOSAL ACTIVITIES,” to our consolidated financial statements.

      Competition in the business sector in which the unit is engaged is increasingly intense. Competitors include financial institutions, engineering companies, construction companies, manufacturers and service providers. All of our potential partners could become competitors.

Motor Vehicles, Marine & Aerospace Business Unit

      The Motor Vehicles, Marine & Aerospace Business Unit is comprised of the following divisions: First and Second Motor Vehicles Divisions, Ship & Marine Project Division, and Aerospace Systems Division. A brief description of these divisions is provided below.

          First and Second Motor Vehicles Divisions

      In our motor vehicles business, we undertake activities such as the assembly and manufacturing, import and export, and distribution of motor vehicles and their parts. For example, we have been exporting Toyota, Subaru and motor vehicles of other Japanese manufacturers to various countries worldwide including Canada (Toyota), Chile (Toyota), Peru (Toyota), Italy (Subaru), Germany (Subaru and Yamaha), Thailand (Hino) and Malaysia (Daihatsu). We have set up subsidiaries and associated companies in these countries for distribution purposes.

      We continue to proceed with the strategic allocation of our financial and human resources to prioritized areas of our motor vehicles business worldwide, such as logistics and retail operations and retail finance and auction businesses. For example:

•	we have operated a retail finance company for Yamaha motorcycles in Indonesia since 1997;

•	we have been handling the logistics operations of automobile parts for Toyota’s manufacturing operations in North America and Europe;

•	we acquired a 15.7% interest in United Auto Group, Inc., an American automobile retail company which has expertise in retail operations in the United States and we have been seeking an opportunity to develop joint retail operations in various regions; and

•	we have also invested in an auction business for used cars as a business partner of Japan Automobile Auction, Inc. (“J.A.A.”), an auction trader in Japan. In order to establish ourselves in the automobile auction business, together with J.A.A., we established an automobile auction joint venture company in Germany.

          Ship & Marine Project Division

      Our activities include marketing newly built commercial vessels to ship owners and operators in Japan and overseas, operating vessels, acting as a broker for the sale and purchase of second hand vessels and for chartering vessels, and marketing equipment for vessels to shipbuilding companies.

      Along with these operations, we are engaged in energy-related marine projects, including the joint ownership and operation of Floating Storage and Offloading (“FSO”) and Floating Production Storage and Offloading (“FPSO”) facilities, and LNG vessels. We also provide liquid petroleum gas (“LPG”) vessels to worldwide clients, including oil companies. For example, we won projects for FPSO in Angola with Chevron Group and in Vietnam with Conoco Group.

      In addition, we arrange various types of financing for our customers such as syndicated loans involving international export credit agencies and other financial institutions for large scale transactions. In addition, we also provide direct loans to some of our clients.

      In connection with our other business activities, we own and operate commercial vessels.

          Aerospace Systems Division

      We provide and arrange operating leases and finance leases to various airlines worldwide and are engaged in the sale and purchase of aircraft through our subsidiaries Tombo Aviation Inc. in the United States and Tombo Capital Corporation in Japan. As an agent in Japan for Airbus, we are engaged in marketing Airbus aircraft, including the A380 super jumbo, to Japanese airlines. Along with these activities, our subsidiary Mitsui Bussan Aerospace Co., Ltd. represents Bell Helicopter and, to date, has sold a total of 1,400 units in Japan. We are actively introducing and marketing new types of aircraft, including tiltrotor types.

      The business sectors in which the above divisions are engaged are highly competitive. Competitors include, but are not limited to, other Japanese general trading firms, international financial institutions and manufacturers.

Information Business Unit

      The Information Business Unit is involved in information technology services and solutions, mainly through finding potential and commercializing potential products and business models developed in the United States and Europe. These are delivered mainly to our customers in Japan through the unit’s 14 subsidiaries, and 11 associated companies established by products and services.

      The main business areas of this unit are as follows:

•	we provide integrated hardware and software solutions such as network infrastructure devices, billing systems, enterprise applications, network security and customer relationship management for corporate enterprises, government organizations and telecommunication companies. These solutions are provided through subsidiaries and associated companies such as NextCom K.K., ADAMNET, Ltd., BSI Co., Ltd., and Nihon Unisys, Ltd. Nihon Unisys, Ltd. is a publicly listed company in Japan. In both Mitsui and Unisys Corporation in the United States we held a 28.5% voting share as of March 31, 2004;

•	we are promoting various mobile communication businesses through alliances with domestic cell phone service providers and manufacturers. Mitsui & Associates Telepark Corporation, our domestic subsidiary, is one of the major distributors of cell phones in Japan and sold 2.5 million cell phones for the year ended March 31, 2004. Mitsui & Associates Telepark Corporation went public in Japan in April 2004;

•	in the communication service business, we have invested in telecommunication service providers including POWEREDCOM, Inc as well as several broadcasting companies; and

•	as a consumer service and content provider, we provide television shopping services operated by QVC Japan, Inc., a joint venture with QVC Inc., and an entertainment and educational channel for children and parents operated by Kid’s Station Inc., our wholly-owned subsidiary, both of which are delivered over cable or digital satellite broadcast networks.

      Our unit is dependent on the operating results of our subsidiaries and associated companies, most of which are located in Japan, where technological advancement is rapid and competition is fierce. We also rely on our investments in overseas technology, business models and business partners, which enable us to provide competitive services and solutions in the domestic market.

Electronics Business Unit

      The Electronics Business Unit offers electronic materials, devices, and products including:

•	IC chips;

•	liquid crystal display panels;

•	storage devices;

•	opto-electronics devices; and

•	manufacturing equipment and systems for semiconductor and flat panel display related electronic devices.

      In the past, we promoted the distribution of electronic products mainly through export and import of highly advanced products. However, with the advent of broadband technology, users require more diversified products in the era of rapidly advancing technology. To respond to this market environment, this business unit has been active in investing in joint ventures related to manufacturing materials and products, as well as in strengthening distribution networks through domestic and overseas subsidiaries.

      The operating environment in Japan’s semiconductor industry has changed dramatically since the telecommunications bubble burst in 2001. While Bussan Microelectronics Corp. has been our core semiconductor trading subsidiary to date, we acquired another trading company, TEKSEL Co., Ltd., to broaden our customer base and our product portfolio in 2002. To maximize synergies of the combined operations, in 2002 we established Xion Holdings, Inc., as a holding company for the two subsidiaries.

      In Japan, marketing and sales are conducted primarily through subsidiaries such as Mitsui Bussan Digital Corp. and MBK Microtek Inc. International marketing is done primarily through strategic marketing subsidiaries such as the newly established Mitsui Electronics Information (Shanghai) Co., Ltd., Mitsui Comtek Corp. in the United States, and MEE Mitsui Electronics Europe, GmbH in Germany, and various corporate overseas branch offices. In some cases marketing and sales are conducted through the unit’s own joint ventures with Japanese manufacturers such as Shibaura Mechatronics Corp., Toyoda Gosei Co., Ltd. and Senju Metal Industry Co., Ltd.

      The shift of electronic device production to mainland China has intensified since 2002, prompting our Electronics Business Unit to allocate additional human and capital resources to bolster our Chinese business strategy. Moreover, we have undertaken the following in China:

•	We concluded a broad strategic partnership agreement with SVA (GROUP) CO., LTD., a Chinese electronics manufacturer, and set up a joint venture company in Shanghai to market the strategic products of SVA (GROUP) CO., LTD. in China and worldwide; and

•	We added manufacturing capacity through contract manufacturing services at the Shanghai plant of Ferrotec Corporation, our domestic associated company which also manufactures ferrofluidic products, starting with the relocation of the Japanese semiconductor wafer production base with a monthly production capacity of 400,000 5-inch wafers.

      The business area in which the unit is engaged is experiencing increasingly intense competition and rapid technical innovation. Competitors range from global corporations to specialized companies. To survive and grow in this competitive environment, the unit believes that the equipment, services and financing it handles must be competitive in terms of price, technology, professional expertise, and quality of services. It must precisely recognize and forecast the demand of users and promote sales and procurement from a global perspective, as we have started to do in our operations in China.

Chemical Segment

      The operations of our Chemical Segment include the production, trading, and developing of chemical products both in Japan and overseas. We also promote development of new technologies in the fields of nanotechnology and biotechnology.

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥83,003 million or 13.6% and ¥10,000 million or 14.6% of our consolidated total, respectively.

      The Chemical Segment consists of the following units: Inorganic Chemicals Unit, Performance Chemicals Unit, Petrochemicals Unit, and Plastics Unit. The Chemical Segment has 56 consolidated subsidiaries including Daito Chemical Co., Ltd. (Inorganic Chemicals Unit), Novus International, Inc. (Performance Chemicals Unit), Mitsui Bussan Solvent & Coating Co., Ltd. (Petrochemicals Unit), and 45 associated companies such as Advanced Composites Inc. (Plastics Unit), Honshu Chemical Industry Co., Ltd. (Performance Chemicals Unit) and Agro Kanesho Co., Ltd. (Performance Chemicals Unit).

      Effective April 1, 2004, the business units in this segment were reorganized, and these changes are referred to in the following discussion of each business unit.

Inorganic Chemicals Unit

      The Inorganic Chemicals Unit, which has been engaged in the trading of inorganic chemicals used as basic materials in a variety of industrial sectors, is comprised of the following three divisions:

•	The Inorganic Raw Materials Division mainly handles basic inorganic materials such as sulfur, sulfuric acid, salt, alkaline substance, and mineral products and operates logistic systems and SCM systems for various industries in Japan and overseas. For example, we export sulfur, a byproduct of petroleum refining, to Asian countries, by operating specialized tankers;

•	The Inorganic Products Division focuses on highly processed inorganic products including electronic materials as typified by electrolytic copper foil, and high-purity chemicals employed in semiconductor production; and

•	The Nanotechnology and New Technology Business Creation Division, as an incubator operation, concentrates on developing and marketing new commercial materials.

      In the Inorganic Raw Materials Division, in order to overcome various unfavorable economic conditions such as depletion in the supply of mineral resources or an increase in acquisition cost of raw materials from our existing suppliers, we have been searching for new supply sources in order to participate in new business opportunities. For example, we reinforced ties with subsidiaries and associated companies such as Daito Chemical Co., Ltd., which manufactures photographic chemicals and other industrial chemical products. In addition, we reallocated resources by restructuring logistics operations, and built up our capabilities in sulfur, soda ash, and fiberglass materials in Asia, primarily in China. In China, we expanded operations at our salt farm, which complements our existing sea salt joint venture in Shark Bay, Australia which supplies industrial salt to Japan and other Asian markets.

      The Nanotechnology & New Technology Business Creation Division installed proprietary diesel particulate filters for buses and trucks in Tokyo and seven other prefectures and cities.

      Among new technologies, we anticipate that nanotechnology in particular could be applicable to many fields. Our wholly- owned subsidiary, Carbon Nanotech Research Institute Inc., succeeded in developing technology to produce high-quality carbon nanotubes, and completed construction of its prototype facility. It has drawn attention and generated expectations for the creation of new business opportunities, which include use in development of stronger plastic materials by compounding nanotubes with plastics and use in semiconductors to take advantage of their high degree of conductivity. Carbon Nanotech Research Institute Inc. was merged with Bio Nanotec Research Institute Inc. and Device Nanotech Research Institute Inc. to form the newly established Bussan Nanotech Research Institute Inc. in April 2004.

      Effective April 1, 2004, the Inorganic Chemicals Unit and the Plastic Unit were integrated into a single business unit named the Plastics & Inorganic Chemicals Business Unit.

Performance Chemicals Unit

      The Performance Chemicals Unit deals with more than 2,000 kinds of commodities involving life science, biotechnology, inorganic chemicals and specialty chemicals, such as food and feed additives, agricultural chemicals and fertilizers.

      In the field of life sciences, we handle pharmaceutical products, pharmaceutical intermediate and raw materials, food and feed additives such as amino acids and enzymes. Novus International, Inc. a feed additive manufacturing subsidiary in the United States produces and sells amino acids. In addition, we focus on pharmaceutical manufacturing processes as represented by Beta-Chem, Inc., a domestic subsidiary in which we increased our investment to expand the scope of that company’s operations. We are also involved in research, development and marketing in the field of biotechnology and agricultural chemicals. In Singapore, we established Pharma Logicals Research Pte. Ltd., an operation to research antibodies, with Chugai Pharmaceutical Co., Ltd. and the Central Institute for Experimental Animals.

      In the field of agricultural chemicals, we have been concentrating our effort on the distribution of agricultural chemical products through our subsidiary, Certis Europe B.V., which operates mainly in Benelux, France and the UK. In 2002, we acquired Spiess-Urania Chemicals GmbH in Germany to bolster our global sales network.

      China is strategically important to the future of the Performance Chemicals Unit. As such, we look to expand our operations in that region. For example, in the Life Science Division, we invested in a local amino acid manufacturer in China. In the field of sorbitol food additives, we concluded a memorandum of understanding for the creation of a joint venture with Hong Kong’s Global Bio-chem Technology Group Co., Ltd. The production plant is scheduled for completion in March 2005 and will start operations in April 2005.

      In the growing biochemical market, other Japanese general trading companies are our competitors, and, while we are strengthening ties with chemical companies worldwide, they could also be potential competitors. To maintain our competitiveness, specialized knowledge for each market and the capability to find the best technological and logistical solution is essential.

      Effective April 1, 2004, the Performance Chemicals Unit and the Petrochemicals Unit were integrated into a single business unit named the Organic Chemical Business Unit.

Petrochemicals Unit

      The Petrochemicals Unit has four divisions, the Basic Petrochemicals Division, the Synthetic Fiber Intermediates Division, the Organic Chemical Products Division, and the Methanol & Ammonia Division. This business unit handles petrochemical products such as Olefins, Aromatics, Styrene Monomer, Vinyl Chloride Monomer, Paraxylene, Terephthalic Acid, Ethylene Glycol, Acrylonitrile, Phenol, Bis-phenols, Acetone, Acetic Acid, Methanol and Ammonia.

      The unit’s main activities involve trading of the above mentioned products in Japan and worldwide through business relationships with manufacturers and customers such as Mitsui Chemicals, Inc., Toray Industries, Inc., Tosoh Corporation, The Dow Chemical Company, BP p.l.c., and Bayer Aktiengesellschaft. We have also invested in manufacturing facilities and logistic facilities such as tank terminals in Houston, U.S.A.; Ningbo, China; Bangkok, Thailand; Johor, Malaysia; and Merak, Indonesia. We invested in shipping companies in Japan, primarily in our subsidiary, Daiichi Tanker Co., Ltd. For several years, the petrochemical industry has seen fierce international competition, and major Japanese petrochemical manufacturers have shifted their production to Asian countries to capitalize on cheaper raw materials and other costs. This unit provides global and integrated logistics services to such overseas petrochemical companies including operations by our own chemical tankers.

      The unit has been successful in earning revenues by increasing market share in certain products such as Olefins and Styrene Monomer. Moreover, the steady growth of demand for petrochemicals in the world, especially in China and other Asian countries is driving profitability for this unit. For the year ended March 31, 2003, the unit discontinued operations at North American petrochemical manufacturing subsidiaries Trans Pacific Glycols Inc. and Pacific Ammonia Inc., which suffered from weak market conditions and high natural gas costs in North America. For more information, see Note 4, “DISCONTINUED OPERATIONS,” to our consolidated financial statements.

      During the past several years, most worldwide petrochemical companies have been struggling to survive through drastic restructurings which include the reorganization of their sales structures and mergers and acquisitions. However, despite the difficult environment for participants in the petrochemical market, we believe that we remain competitive with other Japanese general trading companies and plan to strengthen our market position by expanding our trade volume and market share. Our sales channels to various customers in diverse geographic areas enable us to make geographical and/or time swap arrangements. With our facilities for global logistics services, which we consider to be well organized compared with other Japanese general trading companies, we believe that we have advantages in business transactions which improve our chances for obtaining opportunities for business transactions.

Plastics Unit

      The Plastics Unit traditionally handles various kinds of raw plastic materials and plastic products in domestic and overseas markets. The Plastics Unit also handles newly developed electronic materials and products as well as services through our SCM system. Our role is to respond to increasing demand by offering a full range of plastic materials through our global network. The Plastics Unit consists of 3 divisions and 1 department, and has 16 subsidiaries and 17 associated companies around the world, with major business activities as provided below:

•	The Industrial Material Division handles traditional industrial materials, such as polyvinyl chloride and elastomers;

•	The Molding Polymers Division focuses on molding materials such as polyolefin, ABS resin, engineering plastics and polystyrene;

•	The Advanced Materials Division covers relatively new offerings—mainly electronic materials, such as industrial films, carbon fiber, and optical fiber; and

•	The SCM Business Development Department concentrates on SCM. We place top priority on customer-oriented business and global developments. We expanded SCM for printer and liquid crystal display panels as well as reinforced our resin compound operations in China, Southeast Asia, the United States and Europe.

      With the focus of economic activity shifting to Asia, the Plastics Unit enhanced its business in China. In 2003, we established Mitsui Plastics Trading (Shanghai) Co., Ltd., an engineering plastics sales company and Mitsui e-Film (Suzhou) Mfg. Co., Ltd., a manufacturing company engaged in processing film for liquid crystal display applications in Suzhou. In 2004, we established Mitsui International Logistics and Trade (Suzhou) Co., Ltd., which provides logistics services as an export/import trading company in the Suzhou Industrial Zone, one of China’s national development regions. It handles special chemicals, gases, parts, and other materials used in semiconductors and liquid crystal displays. The Plastics Unit also set up a chemical etching company in Singapore, Mitsui Electronics Asia Pte. Ltd. for a liquid crystal display panel project.

      In the plastic materials and products market where the scope of their usage is expanding, other Japanese general trading companies are our competitors. To keep our competitiveness, specialized knowledge for each market and the capability to find the best technological and logistical solution is essential.

Energy Segment

      The Energy Segment is engaged in the general trading activities, manufacturing, development and distribution of various energy-related products including: crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas (LPG), as well as LNG. This segment consists of one business unit, the Energy Business Unit, which has 7 business divisions as well as 22 subsidiaries such as Mitsui Oil & Gas Co., Ltd., Kokusai Oil & Chemical Co., Ltd. and Mitsui Oil (Asia) Pte. Ltd. and Arcadia Petroleum Ltd., and 13 associated companies such as Mitsui Oil Exploration Co., Ltd., Kyokuto Petroleum Industries, Ltd., Japan Australia LNG (MIMI) PTY. Ltd. and Sakhalin Energy Investment Company Ltd. The business divisions in the Energy Business Unit are: the E&P Division, the Petroleum Overseas Business Division, the Petroleum Downstream Business Division, the Energy Solution Division, the Natural Gas First Division, the Natural Gas Second Division and the Sakhalin Development Division.

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥53,814 million or 8.8% and ¥23,954 million or 35.0% of our consolidated total, respectively.

      We are one of the world’s major oil traders based on our total daily trading volume of crude oil and petroleum products (excluding derivative products) which for the year ended March 31, 2003 amounted to approximately one third of Japan’s total imports of 5.3 million barrels per day on a consolidated basis. We also engage in the domestic marketing and refining of oil and gas related products through Kyokuto Petroleum Industries, Ltd., a jointly owned refinery (50:50) by a subsidiary of ExxonMobil Corp. and Mitsui Oil & Gas Co., Ltd.

      The Energy Business Unit is engaged in numerous LNG and oil development projects that require long lead-times for their development and implementation. We are involved in four LNG projects that are in operation:

•	Abu Dhabi Gas Liquefaction Limited in Abu Dhabi, in which we hold a 15% interest in LNG production and exporting activities, and which has some 5 million tonnes per annum LNG production capacity;

•	Northwest Shelf JV (“NWS JV”) in Australia, in which we hold an 8.33% interest in LNG production and exporting activities, and which has some 7.5 million tonnes per annum production capacity;

•	Qatar Liquefied Gas Company Ltd. in Qatar, in which we hold a 7.5% interest in LNG production and exporting activities, and which has some 7.7 million tonnes per annum production capacity; and

•	Oman LNG L.L.C. in Oman, in which we hold a 2.77% interest in LNG production and exporting activities, and which has some 6.6 million tonnes production capacity.

      At the same time, we are also proceeding with our fifth project, the Sakhalin II project in Russia, in which we hold a 25% interest. The majority of the LNG produced by these ventures is sold to customers in Japan and Republic of Korea on long-term contracts with remaining volumes sold to customers in various LNG markets on short-term agreements. Twenty-one million tonnes a year of LNG from these ventures are supplied to Japanese utility companies, which is about 36% of the total amount of LNG imported to Japan.

      We participate in oil and gas related joint venture activities as a “non-operator” minority equity holder. We have yet to accumulate enough technical knowledge and expertise to act as an operator of oil and gas projects. Operators are generally responsible for the entire operational process which includes the exploration for, and development and production of, oil and gas resources. Therefore, given our non-operator status, we have limited or no control over the manner in which operations are conducted including the timing and scheduling of the development, the capital expenditures, production of the reserves, and the safety and environmental standards used in connection with these joint ventures. However, we have an operational and financial policy that we, as a general trading company, seek to diversify our investments in various countries and broad range of projects rather than acting as operators on few specific projects.

      In 2002, the NWS JV was awarded the supply contract for the first LNG terminal in China, to be located in the Guangdong province in southeast China. The contract volume is 3.3 million tonnes per annum and first deliveries are scheduled for 2006. Also in the NWS JV, construction work has progressed on the fourth LNG producing train, which has a capacity of 4.2 million tonnes per year and is scheduled to begin in the latter half of 2004. In Qatar, the modification work for debottlenecking on the existing LNG facilities is under way. Upon completion in 2005, LNG production capacities shall be increased by 1.5 million tonnes per year. These new LNG producing capacities will supply both existing and new customers. A “LNG producing train” is a liquefaction plant to produce LNG from natural gas. Furthermore, “debottlenecking” refers to additional investment and modification work on the existing LNG producing plants or trains to increase their production capacity, which focus on the portions of existing plants or trains that restrict production capacity.

      As for the Sakhalin II project, we hold a 25% interest in Sakhalin Energy Investment Company Ltd. Since 1999, seasonal oil production continued from the Molikpaq facility on the Astokhskoye field, offshore Sakhalin Island. In addition, Sakhalin Energy announced on May 15, 2003, that it would begin the second phase of development of the Sakhalin II Project. This announcement marks the beginning of the full-scale development of the Piltun-Astokhskoye oil field aimed at year-round crude oil production, which is scheduled for 2006, and the Lunskoye gas field, including construction of a two-train LNG plant in the south of Sakhalin Island for export to the Asia Pacific LNG markets, which is scheduled for 2007. At its peak, we believe the facility is expected to produce 60 million barrels of crude oil and 9.6 million tonnes of LNG per annum.

      We have put high priority on expanding our oil and gas equity reserves together with our associated company Mitsui Oil Exploration Co., Ltd. Identifying and implementing prospective oil and gas reserves are key factors to success in this area. Our principal strategic region for this business is Australia, South East Asia and the Middle East. For the year ended March 31, 2002, we acquired exploration and production rights for the Block 9 oil and gas field in Oman and participated in the Bass Gas Project in Australia. These newly acquired properties helped boost our oil and gas reserves to 530 million barrels of oil equivalent (boe) at the end of March 2004, despite the decrease in production of 28 million boe of equity barrels during the year ended March 31, 2004. As of March 31, 2004, the proportion of proved developed reserves to proved developed and undeveloped reserves is about 28 percent and relatively low. See “Item 4.D. Property, Plants and Equipment— Oil and Gas Producing Activities” and “Supplemental Information on Oil and Gas Producing Activities” to the consolidated financial statements included elsewhere in this annual report.

      On March 31, 2004, we executed a sales and purchase agreement with Woodside Energy Ltd. to acquire a 40% interest in each of the WA-28-L production license and WA-271-P exploration permit areas in offshore Western Australia. The total consideration for the acquisition was U.S. $464.5 million. All conditions precedent including the approvals from the Australian government were fulfilled on May 14, 2004. The WA-28-L and WA-271-P areas are located offshore northwest of Western Australia, covering total area of 3,261 km2. The license and permit contain various fields, including Enfield, Vincent and Laverda oil discoveries. Woodside Energy Ltd., which owns the remaining 60% interest of these license and permit and acts as the operator, announced the development of the Enfield oil project on March 19, 2004 and development activities are already under way. The total development expenditure of the Enfield oil project prior to the expected commencement of oil production in 2006 is budgeted at approximately U.S. $1 billion.

      We are also exploring the business potential of various newly emerging business opportunities in the energy field, including power retailing, environment-related business, gas to liquids (“GTL”) and di-methyl ether (“DME”). Completion of the 45 megawatt power plant in Kashima in the Ibaraki Prefecture of Japan by the GTF Institute Co., Ltd., our associated company in which we hold a 40% interest along with JGC Corp. and Ishikawajima-Harima Heavy Industries Co., Ltd. which hold 40% and 20% interests, respectively, was one of the important milestones for us in this newly emerging business during the year ended March 31, 2002. The Japanese electric power market, which is the third largest in the world based on total consumption per annum, was historically monopolized by ten private regional electric companies. These regional electric companies were assigned separate geographical sales and market areas such as the Tokyo Metropolitan District, Hokkaido District, and Okinawa District. However, in March 2000, the Japanese government deregulated 30% of the Japanese electric power market with respect to users exceeding 20 kilovolts. This permitted new power providers, referred to as the “power producer and suppliers” (“PPS”), to supply electric power within the specified power range to those once monopolized areas. As of August 2004, 15 PPSs were established, including the GTF Institute Co., Ltd. As such, the completion of the 45 megawatt power plant by GTF Institute Co., Ltd., was significant because it was our first entry into the Japanese electric power market.

      The international markets for crude oil and petroleum products are highly competitive and volatile, as these commodities are traded on exchanges such as NYMEX in New York, IPE in London, SIMEX in Singapore, and TOCOM in Tokyo. In the worldwide trading business, we compete with international oil companies, national oil companies in oil producing countries and oil trading companies, including Japanese trading companies. In maintaining our competitive edge under these circumstances, it is critical for us to maintain good relationships with suppliers and customers as well as to mitigate price risk by utilizing hedging tools in the futures markets. We are also active in seeking to secure long-term offtake contracts of oil and gas products such as LPG and fuel oil purchased by Japanese utility and transportation companies. Long-term product offtake contracts are sales and purchase contracts for various products, such as oil products, entered into by suppliers and buyers, or “offtakers”, of such products for one or more years. Concurrent with the offtake contracts, the seller of such products usually enter into project financing arrangements whereby the sale proceeds from such products are used to finance a related project. For example, on March 25, 2003, our Energy Segment entered into an offtake contract with PERUSAHAAN PERTAMBANGAN MINYAK DAN GAS BUMINEGRA (“PERTAMINA”), the national oil and gas company of Indonesia, and committed itself to “lift and pay” for the petroleum products scheduled to be produced from the planned facilities for a period of time. Concurrently, our Electric Machinery, Plant & Project Business Unit engaged in the structuring and the arrangement of debt and equity project financings with various lenders to provide a U.S. $200 million loan to PERTAMINA whereby it will utilize the funds to build a facility at its existing Balongan Refinery to produce 52,000 barrels per day of unleaded gasoline. PERTAMINA will supply us with petroleum products from its existing refineries and the proceeds from the sales of these products will be used as the source of debt service for the U.S. $200 million loan.

      In the domestic refining and marketing business for oil and gas related products, we face severe competition from domestic oil refining and distributing companies due to the structural surplus situation of refining capacities in Japan. Kyokuto Petroleum Industries, Ltd. and Mitsui Oil & Gas Co., Ltd., our core associated company and subsidiary, respectively, for domestic oil and gas refining and marketing business activities, are in relatively sound financial situations owing to the extensive restructuring of inefficient assets and work force, and are pursuing efficient and competitive operations.

      With respect to the oil and gas exploration and production (“E&P”) business, the key to success is to constantly increase or at least maintain certain volumes of prospective oil and gas reserves as is the common practice with international oil and gas companies. However, despite our management’s intensive focus on expanding our E&P business activities, our oil and gas reserves are still far less than that of national oil companies of the oil producing countries and major oil and gas companies. Moreover, other Japanese companies that participate in E&P activities do not commonly disclose their proved oil and gas reserves. Based on the limited proved oil and gas reserves information of other Japanese E&P companies that are publicly available, we believe that we have higher amounts of proved oil and gas reserves compared to some of the Japanese E&P companies. Accordingly, we believe that we are competitive with other Japanese E&P companies.

      With respect to our LNG related operations, we have entered into various long term sales contracts, based on take or pay conditions, with customers such as Japanese utility companies. We believe, the LNG business has been structurally changing since the late 1990s’s as follows:

•	Exploration and development of natural gas and production of LNG require significant capital and financial commitments. Moreover, this involves a broad range of logistical and technological expertise ranging from linking suppliers to distributors and consumers while developing plants in order to efficiently extract and liquefy the natural gas for transporting and regasifying the LNG. Up until the mid-1990’s, purchase commitments by buyers with full “take or pay” obligations for a period of 20 years or more had been an essential element for equity holders, distributors and sellers of LNG project to make the capital and financial commitment to build LNG production facilities. These equity investors resisted making a capital and financial commitment without being able to secure a stable long term offtake agreement. In recent years, however, equity holders of several LNG projects have been making investments without fully secured long-term purchase commitments from buyers.

•	Due to technological innovations in the last decade, LNG producers have successfully reduced capital costs with respect to the construction of LNG production plants and LNG tanker ships. Technological innovation also has enabled the producers to enlarge the design capacities of LNG production plants and LNG tanker ships allowing them to benefit from economies of scale. These technological developments allow LNG to be more competitive with other types of energy sources.

•	In order to adjust the supply and demand balance for LNG suppliers, the spot LNG market has been expanded, whereby the ratio of spot trade in relation to the worldwide LNG contracts rose to 8.1% in 2003 from 1.3% in 1992.

•	In addition to traditional LNG markets in Japan, Republic of Korea, Taiwan and Europe, new markets have been emerging in countries such as China, India and the United States due to an increasing demand for electricity. Considering the sizable economies of these countries and the increasing popularity of LNG as “clean energy”, the LNG market has been developing worldwide.

      The recent structural changes in the LNG industry, including the ones above, continue to have a mixed effect on our business operations. For example, due to the reduction in capital costs from technical innovations, the emergence of the spot LNG market and other factors, not only has the LNG industry become more competitive among the existing energy-related companies, but it has also seen an increase of new entrants.

Consumer Products & Services Segment

      The Consumer Products & Services Segment is engaged in the business of trading various consumer-related products such as foods, textile and fashion, general merchandise, building materials, real estate development including construction, catering, uniform rental, building maintenance, services for supporting retailers such as merchandising, logistics and inventory management and investment for the above-mentioned business areas in Japan and various other overseas markets all over the world.

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥116,254 million or 19.1% and ¥12,554 million or 18.4% of our consolidated total, respectively.

      This segment is comprised of the Retail Unit, Foods Unit, Textile & Fashion Unit, General Merchandise Unit and Service Business Unit, and owns 64 subsidiaries including MITSUI FOODS CO., LTD. (Foods Unit, formerly Sanyu Koami Co., Ltd.), Wilsey Foods Inc. (Foods Unit), Mitsui Norin Co., Ltd. (Foods Unit), DAI-ICHI BROILER CO., LTD. (Foods Unit), Bussan Real Estate Development Co., Ltd. (Service Business Unit), Mitsui Bussan House-Techno, Inc. (Service Business Unit), Alta Moda International Ltd. (Textile & Fashion Unit) and Retail System Service Co., Ltd. (Retail Unit), and 76 associated companies including Mikuni Coca-Cola Bottling Co., Ltd. (Foods Unit), Shin Mitsui Sugar Co., Ltd. (Foods Unit), Kadoya Sesame Mills Incorporated (Foods Unit), AIM Services Co., Ltd. (Service Business Unit), ALCANTARA S.p.A. (Textile & Fashion Unit), Max Mara Japan Co., Ltd. (Textile & Fashion Unit), Nippon Brunswick Co., Ltd. (General Merchandise Unit) and Sumisho & Mitsuibussan Kenzai Co., Ltd. (Service Business Unit).

      Effective April 1, 2004, the business units in this segment were reorganized, and these changes are referred to in the following discussion of each business unit.

Retail Unit

      Among our business units, the Retail Unit has the unique function of focusing on providing retailers with support services instead of trading commodities. For retailers to concentrate on their core activities of services to shoppers and operations of their stores, this unit offers:

•	distribution, inventory management and procurement of packing and packaging material services, by integrating the information from sales at retailers with production processes at manufacturers, to achieve the most efficient logistics and cost reductions; and

•	planning capabilities as well as customer-oriented production services and merchandising of foods, beverages and sundries.

      This unit concentrates on the Japanese market as our primary business target, operating various subsidiaries including Retail System Service Co., Ltd. and Vendor Service Co., Ltd.

      We maintain a comprehensive alliance with the Ito-Yokado Group, one of Japan’s leading diversified retailers. The Ito-Yokado Group operates shopping malls, supermarkets, convenience stores such as 7-Eleven, and restaurant chains such as Denny’s. Furthermore, through their subsidiary, IYBank Co., Ltd., they engage in banking and credit card operations in Japan. We utilize our SCM models to supply:

•	packaging materials to vendors who supply food products such as boxed meals to more than ten thousand 7-Eleven stores in Japan; and

•	fast food and recreational products including toys and games to 7-Eleven stores.

      Our alliance with the Ito-Yokado Group is one of the core elements in the operation of our Retail Unit because it provides us with increased opportunities to engage in retail service distribution, inventory management and merchandising to the various vendors, retailers, distributors, restaurants and wholesalers that engage in business transactions with the Ito-Yokado Group. Moreover, we have also entered into joint ventures with the Ito-Yokado Group including projects to develop storage and transportation systems in Japan.

      Our primary competitors are Japanese general trading companies. Our success depends on whether we can provide our customers with products and services to their satisfaction.

      Effective April 1, 2004, the Retail Unit and the Foods Unit were integrated into a single business unit and renamed the Foods and Retail Business Unit.

Foods Unit

      Through Mitsui’s global network and various subsidiaries in the unit, the Foods Unit is engaged in:

•	trading, production, marketing and distribution of various goods including wheat, rice, soybeans, canola, corn, milo, alcohol, molasses, animal and vegetable oils, wheat flour, feed, sugar, starch, processed foods, fresh and frozen vegetables and fruits, marine products, meat, tea, coffee, beverages, condiments, cocoa, and dairy products.

•	retail and distribution in the value chain ranging from production to inventory management and logistics, primarily led by MITSUI FOODS CO., LTD., our nationwide wholesaler subsidiary.

      We purchase grain, oilseeds, and raw sugar from the United States, Canada, Brazil and Australia and sell them primarily in Japan and other Asian countries. We also purchase coffee, tea leaves, juice, marine products, and dairy products from respective major supply sources around the world and deliver them primarily to Japan. For example, tuna cultivated in the western Mediterranean Sea and meat products from the United States are generally imported to Japan. We are also engaged in the domestic production and sale of broiler chicken through DAI-ICHI BROILER CO., LTD., our subsidiary in Aomori Prefecture, Japan.

      To respond to the growing variety of needs in the retail sector and provide stable supplies of goods, Mitsui has positioned the United States as an important source of foodstuffs and the core of its global food supply strategy:

•	In the cereals and grains area, we have formed a joint venture, United Harvest, LLC, with Cenex Harvest States, Inc., an agricultural cooperative in the United States. Our exports of wheat from the United States amount to approximately four million tonnes annually, thus ranking us among the large suppliers in the United States.

•	We have formed another joint venture with Cenex Harvest States, Inc., Ventura Foods, LLC, which is one of the largest suppliers of cooking oils for the institutional market in the United States. We invest in this company through Wilsey Foods Inc.

•	We have invested in Cheese & Protein International LLC in California, established by Land O’Lakes, Inc., a dairy cooperative in the United States. Cheese & Protein International LLC began operations at its new plant in April 2002. This operation is one step towards our strategy of building a major supply center in the United States.

      Outside the United States, we are working to strengthen our positions primarily in Brazil and China. Key companies include Mitsui Alimentos Ltd., a coffee exporting and processing company in Brazil, which provides stable supplies to our worldwide customers. Similarly, we began operations of logistics enterprises for distributing temperature-controlled food products in China through Shanghai Xintiantian Dazhong Cold Chain Logistics Co., Ltd in 2003 and Beijing Sanxin Refrigeration Logistics Co., Ltd in 2001.

      The needs of our retail and distribution operations, including requirements for reducing distribution costs, providing for stable supply such as cold chain systems and speeding up operations, have become more diversified in recent years. We have strengthened our sales to the Ito-Yokado Group including Seven-Eleven

Group, and other local retailers throughout Japan by bolstering the operating base of MITSUI FOODS CO., LTD., which engages in various business transactions with general merchandise stores, convenience stores, and catering and restaurant chains. MITSUI FOODS CO., LTD. plays a vital role in our Foods Unit’s wholesale operations.

      In food-manufacturing operations, during the year ended March 31, 2004, we increased our stake of Mitsui Norin Co., Ltd., which is one of the major manufacturers of tea leaves in Japan, and made it our subsidiary under the hope that it performs as a core company in our beverage business by bringing about synergies among our existing network for procurement of raw materials and domestic distribution. For more information, see Note 3, “BUSINESS COMBINATIONS,” to our consolidated financial statements.

      Our strength lies in overseas procurement of food products. For example, our import of grain, oilseeds and tea leaves to Japan maintains a large share in Japan due to our long lasting relationship with overseas suppliers and major buyers in Japan. Moreover, as demonstrated by our alliance with Cenex Harvest States, Inc. in the United States, we continuously endeavor to form alliances with partners in other regions, strengthen overseas product procurement capabilities, and expand our position in major overseas production areas.

      Competition varies depending on the goods and is generally based on the price or the quality of the goods. Many Japanese general trading companies, international producers and traders are competitors to varying degrees with respect to most of the food products we handle. In the domestic food wholesale business, competition among suppliers is increasingly fierce. To recover lower margins, wholesalers are making efforts to increase revenues and reduce costs on logistics, sometimes by means of mergers and acquisitions to achieve more economies of scale.

      Effective April 1, 2004, the Retail Unit and the Foods Unit were integrated into a single business unit named the Foods and Retail Business Unit, and other businesses were transferred to the newly established Consumer Service Business Unit.

Textile & Fashion Unit

      The Textile & Fashion Unit engages in the trading, manufacturing and distribution of various goods including textile raw materials, fabrics, synthetic fibers, apparel, interior and industrial goods.

      Effective April 1, 2004, the Textile & Fashion Unit and General Merchandise Unit were integrated into a single business unit named the Lifestyle Business Unit.

      We actively provide innovative services to accommodate new developments in the fashion and apparel markets. Our main business activities are divided into two categories:

•	original equipment manufacturing (“OEM”) business for domestic apparel manufacturers; and

•	business transactions involving brand name products from Europe and the United States for the Japanese market.

      In the field of apparel and OEM, we play active roles at various stages in the value chain including design, planning and procurement of materials as well as sewing and processing. To meet our goals for minimizing costs and enhancing quality, we work with apparel makers and related companies on an ongoing basis to select the optimal materials and processing centers from the wide choice available not only in Japan but also in Europe, the Americas, elsewhere in Asia, and other areas.

      We regard China as an important manufacturing base and also a significant consumer market as well. To further strengthen our OEM business capabilities and our provision of support services such as manufacturing or exhibition management, we utilize our subsidiaries and associated companies such as Mitsui Bussan Inter-Fashion Ltd. and Alta Moda International Ltd.

      In the OEM business for domestic apparel manufacturers, we have alliance partners with respect to various goods. In this line of business, our competitors include other apparel traders, because apparel manufacturers form partnership with several apparel traders separately at the same time. As such, we strive to provide higher quality of support services for OEM than those of our competitors to attract apparel manufacturer customers.

      With respect to brand merchandise-related businesses in Japan, we engage in business transactions involving many internationally well-known branded merchandise from Europe and the United States such as Burberry, Paul Stuart, Pierre Cardin, Trussardi, Valentino, Max Mara and Mango. Based on the license agreements we enter into with the respective European and American licensors, we sublicense certain rights including, but not limited to, marketing and manufacturing rights to apparel makers and wholesalers, while we retain the exclusive distributorship rights. We establish subsidiaries dealing in such European and American brand merchandise in order to distribute the products nationwide to department stores and wholesalers, or we sell the products at our own retail outlet.

      In brand merchandise-related businesses, our competitors are other general trading companies and apparel specialty traders. Itochu Corporation, Mitsubishi Corporation, and other Japanese general trading companies competing in this business area are also promoting brand name products businesses. The keys to keep our competitiveness are how to raise the value of the brand which we promote in the market and how to increase the number of valuable brands we are engaged in.

General Merchandise Unit

      The General Merchandise Unit is engaged in the trading, production, processing and distribution of various merchandise goods such as general household and consumer goods light industrial machinery and supplies, medical equipment and office automation systems as set forth below:

•	We supply a wide range of top-quality consumer goods imported from around the world which include high-quality Sonicare ultrasonic toothbrushes, Brunswick bowling equipment and systems, MAGLITE handy flashlights, and top-of-the-line Lladro porcelain;

•	We trade woodchip and pulp, furthermore, we develop several afforestation projects in Australia, some of which are jointly promoted with several Japanese partners including paper manufacturing companies;

•	As for cement, paper and ceramic products, we closely partner with Japanese manufacturers and participate in joint venture production operations in China to sell products there and export them from China, as well as handling products in and from Japan; and

      In the business area of consumer-related goods such as sporting and leisure goods, continuous change in lifestyles worldwide require new business models which reflect such changes. Accordingly, we seek to locate new materials and new suppliers, to arrange effective distribution methods and develop attractive brand names. Such efforts are realized through a combination of our human and organizational network and industrial expertise.

      Most Japanese general trading companies are generally our competitors. We also compete with other product-specific business enterprises with respect to products such as cement, tires, paper and pulp, and office equipment.

Service Business Unit

      The Service Business Unit was established for the year ended March 31, 2003 to build flexible new business models that extend beyond our traditional strengths in trading and distribution and to focus on services to consumers as earnings sources. Major business areas of this unit consist of the following:

•	real estate development including construction, sale and leasing of houses, condominiums and office buildings and related construction material businesses; and

•	outsourcing services including catering, uniform rental, building maintenance and nursing care-related services.

      In real estate development businesses, our core area is development of condominium and commercial property in the Tokyo metropolitan area and construction and marketing of high-end home units, which are sold by Mitsui Bussan House-Techno, Inc. under the Mitsui House brand. MBK Real Estate Ltd. handles the sale of unit houses in the southern California market, as well as commercial property on the west coast of the United States. In the related business activities, our associated company Sumisho & Mitsuibussan Kenzai Co., Ltd. supplies construction materials in the domestic market.

      In the outsourcing businesses, our catering service business is active through AIM Services Co., Ltd., a joint venture with ARAMARK Corporation in the United States, which provides food and catering services in Japan. In July 2002, AIM Services acquired Atlas Corporation, which has a majority stake in MEFOS Co., Ltd., a provider of hospital cafeteria food services in Japan. We integrated the operations of AIM Services and MEFOS Co., Ltd. to serve as the foundation for further business expansion in this business area in Japan.

      We are also in the process of cultivating new opportunities in medical services through our subsidiary, Medivance Co., Ltd.

      In the catering service business, a combination of cost and quality advantage of both food and servicing management is the key factor for competition. Several Japanese catering companies and a couple of foreign-affiliated companies are our competitors in this area. Competitors in the uniform rental business are rather limited regionally, including some linen suppliers and dust control companies. Our operation in medical equipment rental business and nursing care business remains local, and competition is limited within Japan, however, the market is expected to grow reflecting the rapid aging of Japan and some general trading companies are also participating in this area. In the real estate development business area, competition is fierce. We usually form a consortium by partnering with major construction companies and/or a developer to participate in certain transactions, but members of a consortium vary depending on the business opportunity.

      Effective April 1, 2004, this unit was integrated into the Consumer Service Business Unit along with other consumer oriented business which had previously been included in the Information Business Unit and the Foods Unit.

Domestic Branches and Offices Segment

      In Japan we have domestic branches and offices in 27 cities to promote our business with customers located in each area. This segment is comprised of:

•	branches and offices located in areas such as Osaka, Nagoya, Fukuoka, Sapporo, Sendai, Hiroshima;

•	20 subsidiaries including Sadoshima Metal Co., Ltd., located in Osaka whose business line is sales of non-ferrous metal products, and Chita Futo Co., Ltd., located in Chita, Aichi Prefecture, whose business line is warehousing and wharf-related business; and

•	16 associated companies including Konan Utility Co., Ltd., located in Kobe, Hyogo Prefecture, whose business line is production of steam for power generation and processing of wastewater, and Kanebo Malaysia Spinning Mills Sdn. Bhd., located in Malaysia, whose business line is spinning and dyeing of synthetic fiber and sales of processed yarn.

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥39,962 million or 6.6% and ¥11,606 million or 17.0% of our consolidated total, respectively.

      Two major offices in Japan which are located in Osaka and Nagoya are primarily engaged in the products and/or services similar to that of the Head Office.

      Effective April 2004, the Domestic Branches and Offices Segment was abolished. As a result, the operating results previously reported by domestic branches and offices are reviewed based on the categories of products and services by each Chief Operating Officer of the related business units in the Head Office.

Americas Segment

      The Americas Segment trades in various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc., or Mitsui U.S.A., manages the business of the segment as the center of the regional strategy.

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥39,871 million or 6.5% and ¥161 million or 0.2% of our consolidated total, respectively.

      This segment consists of 10 trading subsidiaries including Mitsui U.S.A., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A., Mitsui Chile Ltda., and other 38 subsidiaries owned by these trading subsidiaries including Portac Inc., Channel Terminal Corp., Westport Petroleum Inc., Mitsui Tubular Products, Inc., Bioproducts Inc. and Mitsui Comtek Corp. and 3 associated companies including TAMCO.

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

      Mitsui U.S.A. is our largest overseas subsidiary, and carries out many diversified business activities together with our affiliated companies in collaboration with the operating segments of the Head Office. Mitsui U.S.A. has been leading our entry in the U.S. market, and we believe that Mitsui U.S.A. is one of the major exporters of American products.

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

      Mitsui U.S.A. engages in business transactions involving a full range of chemical products, such as petrochemicals, specialty chemicals and crop nutrients and protection chemicals. For example, we export various synthetic fiber intermediates produced by United States manufacturers, including Union Carbide Corporation, to Japan and other countries in Asia.

      Mitsui U.S.A.’s Steel department supplies the semi-processed steel used to make specialty products for construction, automobiles, appliances, packaging, cutlery, oil and storage terminals, among others. The core of its domestic business is procuring high-tech products from United States suppliers such as Ispat Inland Inc. and Wheeling-Nisshin, Inc. for automotive, appliance, heating and air conditioning manufacturers. Mitsui U.S.A. exports raw materials for base metals such as copper, lead and zinc to Japan. It also handles transactions in refined copper, aluminum, lead and zinc ingots, and precious metals. It is also involved in complicated trading transactions using various markets and entering into multiple transactions between buyers and sellers in the Pacific Rim, the Americas and Europe, based on the London Metal Exchange, COMEX and NYMEX prices.

      The Aerospace, Marine & Motor Vehicle department of Mitsui U.S.A. handles the sales and leasing of commercial aircraft, exports defense and aerospace products to Japan and undertakes shipping and offshore oil and gas projects. Mitsui U.S.A.’s Electrical Machinery department focuses most of its activities on exports from the United States to the Japanese market, imports from Japan and other countries, offshore trades and electric power wholesale business. We, together with General Electric Company, have received orders from Tokyo Electric Power Company Inc. for the supply of major equipment and services with respect to its Advanced Combined Cycle power projects at thermal power stations in Yokohama and Chiba.

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

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥19,965 million or 3.3% and ¥693 million or 1.0% of our consolidated total, respectively.

      This segment consists of 16 trading subsidiaries including Mitsui Europe, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH, 9 subsidiaries including Cohen & Wilks International Ltd. and Plalloy MTD B.V. and 8 associated companies including Companhia Industrial De Resinas Sinteticas.

      Mitsui Europe, our wholly-owned subsidiary with its head office in London, manages the overall business activities in Western Europe, Africa, Central and Eastern Europe through its 14 operating subsidiaries, 10 branch offices and 13 liaison offices. Mitsui Europe collaborates with our subsidiaries and associated companies of other operating segments to leverage our comprehensive business engineering capabilities to meet the ever changing needs of our global customers.

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

Other Overseas Areas Segment

      This segment includes all of our region-based subsidiaries, liaison offices and affiliated companies excluding those in our Domestic Branches and Offices, Americas and Europe Segments. The subsidiaries, liaison offices and affiliated companies in this segment are located primarily in China, the member countries of Association of Southeast Asian Nations (“ASEAN”), Oceania, the Middle East, Southwest Asia and CIS. The Overseas Areas Segment is engaged in business activities that are essentially similar to that of Mitsui. We conduct business activities in all industry sectors based on our specialized knowledge particular to that region.

      Gross profit and net income for this segment for the year ended March 31, 2004 were ¥24,060 million or 3.9% and ¥7,758 million or 11.3% of consolidated total, respectively.

China

      China has been a focus of recent global attention as an attractive market, with 9% growth in gross domestic product in 2003, accession to the World Trade Organization (“WTO”), and a growing reputation as an efficient and cost effective manufacturer of goods. Based on our assessment that there is a tremendous potential in Greater China which includes mainland China, Hong Kong and Taiwan, we have considerably increased our presence in the market there. We have been increasing our operations in, and shifting management resources to, greater China in order to expand and strengthen our business operations involving products such as automobiles, consumer products, IT, electronics, energy, and metals, while reinforcing our transportation and logistics services.

      Our presence in China comprises of eight local subsidiaries, including trading subsidiaries such as Mitsui & Co., (China) Ltd. in Beijing and Mitsui & Co. (Hong Kong) Ltd., as well as subsidiaries in Shanghai and other strategic areas. In addition, we have established representative offices in 12 cities in China as of July 2004.

      In April 2003, we realigned our operations in China with the aim of creating a streamlined system to manage our business in China, including Hong Kong. The realignment included establishing three operating units in Beijing, Shanghai and Hong Kong, each reporting to our single General Representative in China. By centralizing decision-making authority for our Chinese operations, we expect the new structure to be better equipped to respond to and effectively address new business opportunities. The following are some examples of our activities:

•	We supply steel products such as steel sheets for use in automobiles, particularly those produced in Shanghai by U.S. automobile makers. We have formed an alliance with Shanghai Baosteel Group that enables us to maintain 7 steel service centers throughout China, and are in the process of creating an expanded system for distribution of our steel products.

•	In October 2002, we entered into a long-term collaboration agreement with New Hope Group, a privately-owned Chinese company, through which we are planning a number of projects, including housing, planting of trees in urban areas and businesses related to the food industry.

•	In March 2003, we entered into a comprehensive strategic alliance with China Postal Logistics Co., Ltd. Through this alliance, we are now in a position to utilize the facilities and distribution networks of China’s postal service, the China State Post Bureau.

•	We are currently involved in a project to export LNG from Western Australia to provide gas and electricity in the Hong Kong and Canton Province area.

      Moreover, we believe that the relationships between China and member countries of ASEAN will be further strengthened through the ASEAN Free Trade Area, or AFTA, framework. In view of this trend, we are moving forward with strategies to build closer links between China and other regions, ASEAN in particular, where we can take advantage of our business strength. For example, through our experience working with Hino Motors Ltd., in retail, marketing, manufacturing and other automobile related activities, we have developed relationships with the automobile industry in Thailand.

ASEAN Region

      In the ASEAN region, overseas offices, trading subsidiaries and associated companies jointly collaborate with the Head Office and engage in various business activities involving, amongst other things, chemical and metal products and industrial type projects. For example, in Indonesia, several industrial projects that were interrupted by the 1997-1998 financial crises have resumed. For the year ended March 31, 2003, we won an approximately ¥32 billion contract for the engineering, procurement and construction of a fertilizer plant with P.T. Pupuk Kujang, an Indonesian fertilizer company in conjunction with the export credit facilities provided by the Japan Bank for International Cooperation.

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

The Middle East

      The Middle East is the source of approximately 45% of Japan’s energy supply, and as such, we have been actively developing our business there. We helped secure supplies of LNG to Japan from Qatar, Abu Dahbi and Oman, and took part in a U.S. $200 million joint contract with Tokyo Engineering Corporation for an ethylene glycol manufacturing plant in Saudi Arabia and an order to supply steel pipes for a gas pipeline in Abu Dahbi.

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

      Our current business activities in India are concentrated in iron and steel, as well as machinery. In exports of iron and steel, we have expanded from the Middle East, our traditional market for Indian commodities, to the United States and China. We believe that China, in particular, will continue to have record demand for iron and steel products, and we have made substantial progress there in exporting iron ore. In the machinery business, we are currently in the process of building a facility for receiving and supplying LNG for Petronet LNG Ltd., an energy company based in India.

Principal Markets

      We are involved in the worldwide trading of various commodities. The following table provides a breakdown of our revenues by commodity type for the years ended March 31, 2004, 2003 and 2002.

	Millions of Yen

	Year ended March 31,

	2004	2003	2002

Revenues(1)(2)
Distribution by Commodity:
Iron and Steel	¥312,853	¥281,761	¥258,316
Non-Ferrous Metals	157,248	152,145	162,110
Machinery	298,087	299,913	270,094
Electronics & Information	119,843	108,110	112,509
Chemicals	520,115	463,375	372,515
Energy	954,556	830,997	676,952
Foods	389,496	393,228	387,285
Textiles	32,793	37,871	37,993
General Merchandise	88,791	96,773	93,962
Property and Service Business	106,560	123,978	119,514

Consolidated Total	¥2,980,342	¥2,788,151	¥2,491,250

Notes:

(1)	The revenues of each product have been changed in a manner consistent with the change of revenue presentation in the Statements of Consolidated Income for the year ended March 31, 2004. The figures for the years ended March 31, 2003 and 2002 have been restated to conform to the current year presentation.

(2)	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures the years ended March 31, 2003 and 2002 have been reclassified to conform to the current year presentation.

      The following table shows our total trading transactions in each of our major markets for the years ended March 31, 2004, 2003 and 2002. (1)(2)(3)(4)

	Millions of Yen

	Year ended March 31,

	2004	2003	2003

Japan	¥7,193,370	¥7,110,646	¥7,064,899
United States	831,566	808,293	685,882
United Kingdom	159,698	154,142	270,830
All Other	4,096,883	3,404,682	3,247,530

Consolidated Total	¥12,281,517	¥11,477,763	¥11,269,141

Notes:

(1)	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which we act as principal and transactions in which we serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which title to and payment for the goods pass through us without physical acquisition and delivery through our inventories. We have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and we believe it is a useful supplement to results of operations data as a measure of our performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker. See Notes 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and 17, “SEGMENT INFORMATION” accompanying the consolidated financial statements for further discussion.

(2)	Total trading transactions are attributed to countries based on the location of customers.

(3)	We provide total trading transactions instead of revenues, as certain costs related to revenues presented net in accordance with Financial Accounting Standards Board Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” are not attributed to countries based on the location of customers.

(4)	In accordance with SFAS No. 144, total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2003 and 2002 have been reclassified to conform to the current year presentation.

     C.     Organizational Structure.

      We are a global general trading company and we conduct our business with our subsidiaries and associated companies. As of March 31, 2004, we had 424 subsidiaries and 299 associated companies that are accounted for by the equity method.

      The table below provides information on our significant subsidiaries as of March 31, 2004. We have supplementarily provided voting power where it differs from ownership interest.

				Ownership	Voting
		Country of		Interest	Power
Operating Segment	Company	Incorporation	Principal Business	(%)	(%)

Metal Products & Minerals	Mitsui Bussan Raw Materials Development Corp.	Japan	Wholesale of steel ferrous and non- ferrous scrap and ferroalloys	100.00
	Mitsui Bussan Construction Materials Co., Ltd.	Japan	Sales of construction materials and semi-assembled steel products	100.00
	Mitsui Bussan Futures Ltd.	Japan	Future commodities brokering	100.00
	Japan Collahuasi Resources B.V.	Netherlands	Investments in a copper mine in Chile	61.90
	Mitalco Inc.	United States	Aluminum smelting	100.00
	MITSUI BUSSAN PRECIOUS METALS (HONG KONG) LIMITED	Hong Kong, China	Trading of precious metals	100.00
	Mitsui Coal Holdings Pty. Ltd.	Australia	Investments in Australian coal business	100.00
	Mitsui & Co. Energy Risk Management Ltd.	United Kingdom	Energy derivatives dealing	100.00
	Mitsui Iron Ore Development Pty. Ltd.	Australia	Mining and sales of Australian iron ore	100.00
	Mitsui Itochu Iron Pty. Ltd.	Australia	Mining and sales of Australian iron ore	70.00
	Mitsui Minerals Development South Africa (Pty.) Ltd.	South Africa	Sales of ferrochrome and owner of ferrochrome manufacturing facility	100.00
	Mitsui & Co. Precious Metals, Inc.	United States	Trading of precious metals	100.00
	Raw Materials Development Co., Ltd.	United States	Investments in ferrous raw materials business	100.00
	Sesa Goa Limited	India	Mining and sales of Indian iron ore	51.00

Machinery, Electronics & Information	MBK Project Holdings Ltd.	Japan	Investments in manufacturers of plant-related materials and equipment	100.00
	ADAM NET Ltd.	Japan	Sales of communications equipment and systems	92.34	92.30
	Xion Holdings, Inc.	Japan	Investments in semiconductor device sales companies	79.00

				Ownership	Voting
		Country of		Interest	Power
Operating Segment	Company	Incorporation	Principal Business	(%)	(%)

	TOYO Officemation, Inc.	Japan	Design, operation and maintenance of information systems	58.61	58.46
	Tombo Capital Corporation	Japan	Purchase, sales and leasing of aircraft	100.00
	BSI Co., Ltd.	Japan	Systems integration and packaged software business	100.00
	Mitsui Bussan Transportation System Co., Ltd.(1)	Japan	Monorail, other new transportation systems and machines and equipment for rail tracks	100.00
	Mitsui Bussan Aerospace Co., Ltd.	Japan	Sales of helicopters and defence related systems	100.00
	Mitsui & Associates Telepark Corporation	Japan	Sales of mobile devices and fixed telecommunication lines	98.19
	Mitsui Bussan Plant & Project Corp.	Japan	Sales of chemical plants and heavy machinery equipment	100.00
	Clio Marine Inc.	Liberia	Shipping business	100.00
	CM Pacific Maritime Corporation	Liberia	Shipping business	100.00
	Lepta Shipping Co., Ltd.	Liberia	Shipping business	100.00
	Mitsui Automotive Europe B.V.	Netherlands	Automobile dealers	100.00
	Mitsui Rail Capital, LLC	United States	Freightcar leasing and management	100.00
	Tombo Aviation Inc.	United States	Purchase, sales and leasing of aircraft	100.00
	Toyota Chile S.A.	Chile	Import and sales of automobiles and auto parts in Chile	100.00

Chemical	Bussan Nanotech Research Institute Inc.(2)	Japan	Research, development and production of carbon nanotube products	100.00
	Daito Chemical Co., Ltd.	Japan	Production and sales of industrial chemicals	70.00
	Nikken Fine Chemicals Co., Ltd.	Japan	Production and sales of Sorbitol and related organic chemical products	100.00
	Nippon Trading Co., Ltd.	Japan	Sales of plastics and chemicals	48.34
	Mitsui Bussan Agro Business Co., Ltd.	Japan	Development and sales of fertilizers and agricultural products	100.00
	Mitsui Bussan Solvent & Coating Co., Ltd.	Japan	Sales of solvents and coating materials	100.00
	Certis Europe B.V.	Netherlands	Sales of agricultural chemicals in Europe	69.95	69.96
	Fertilizantes Mitsui S.A. Industria e Comercio	Brazil	Production and sales of fertilizers	100.00
	P.T. Kaltim Pasifik Amoniak	Indonesia	Production and sales of anhydrous ammonia	55.00
	Novus International, Inc.	United States	Production and sales of Alimet® feed supplement and other animal nutritional products	65.00

Energy	Kokusai Oil & Chemical Co., Ltd.	Japan	Sales of petroleum products in Japan	100.00
	Mitsui Oil & Gas Co., Ltd.	Japan	Sales of petroleum products in Japan	89.93
	Arcadia Petroleum Ltd.	United Kingdom	Physical and future trading of crude oil and petroleum products	100.00
	Endeavour Resources Limited	United Kingdom	Coordinating functions for investments in Japan Australia LNG (MIMI) Pty. Ltd.	100.00
	Mitsui & Co. E&P B.V.	Netherlands	Exploration, development, production and investments in oil and natural gas resources	100.00
	Mitsui E&P Middle East B.V.	Netherlands	Holding development rights for petroleum and natural gas in Oman	76.45	60.00

				Ownership	Voting
		Country of		Interest	Power
Operating Segment	Company	Incorporation	Principal Business	(%)	(%)

	Mitsui Gas Development Qatar B.V.	Netherlands	Development and production of natural gas and condensate in Qatar	100.00
	Mitsui LNG Nederland B.V.	Netherlands	Investments in Qatar LNG project	100.00
	Mitsui Oil (Asia) Pte. Ltd.	Singapore	Physical and future trading of crude oil and petroleum products	100.00
	Mitsui Sakhalin Holdings B.V.	Netherlands	Investments in Sakhalin Energy Investment	100.00
	Mittwell Energy Resources Pty., Ltd.	Australia	Sales of crude oil and condensate	100.00
	Wandoo Petroleum Pty Ltd.	Australia	Exploration, development and production of oil and natural gas	68.97	100.00

Consumer Products & Services	MITSUI FOODS CO., LTD.(3)	Japan	Food wholesale	99.87
	DAI-ICHI BROILER CO., LTD.	Japan	Production, processing, and sales of broilers	72.33
	Bussan Real Estate Development Co., Ltd.	Japan	Real estate sales, leasing and management	100.00
	Mitsui Norin Co., Ltd.	Japan	Manufacture and sales of food products	50.06	84.50
	Mitsui Bussan House-Techno, Inc.	Japan	Housing business	100.00
	Retail System Service Co., Ltd.	Japan	Sales of sundries and foodstuff to retailers	100.00
	Alta Moda International Ltd.	Hong Kong, China	Sales of fabric and secondary textile products	100.00
	MBK Laguna Inc.	United States	Investments in real estate-related businesses	100.00
	MCM FOODS B.V.	Netherlands	Sales of imported canned and processed foods	100.00
	Wilsey Foods Inc.	United States	Investments in processed oil food company	90.00

Domestic Branches and Offices	Sadoshima Metal Co., Ltd.	Japan	Wholesale of non-ferrous metal products	51.12
	Chita Futo Co., Ltd.	Japan	Grain elevators and warehousing	83.33

Americas	Mitsui Argentina S.A.	Argentina	Trade	100.00
	Mitsui & Co. (Canada) Ltd.	Canada	Trade	100.00
	Mitsui Chile Ltda.	Chile	Trade	100.00
	Mitsui Brasileira Importacao e Exportacao S.A.	Brazil	Trade	100.00
	Mitsui & Co. (U.S.A.), Inc.	United States	Trade	100.00
	Bioproducts, Inc.	United States	Manufacture and sales of feed additives	100.00
	Channel Terminal Corp.	United States	Investments in tank leasing business	100.00
	Mitsui Auto Steel Canada Inc.	Canada	Warehouse services for storage and handling of auto steel	100.00
	Mitsui Comtek Corp.	United States	Electronics and IT-related business	100.00
	Mitsui Steel Development Co., Inc.	United States	Investments in steel-related businesses	100.00
	Mitsui Trading and Service Ltda.	Chile	Automobile sales finance in Chile	100.00
	Mitsui Tubular Products, Inc.	United States	Sales of steel pipes	100.00
	Portac, Inc.	United States	Manufacture of lumber and lumber products	100.00
	Westport Petroleum Inc.	United States	International trading of petroleum products and crude oil	100.00

Europe	Mitsui & Co. Italia S.p.A.	Italy	Trade	100.00
	Mitsui & Co. UK PLC	United Kingdom	Trade	100.00
	Mitsui & Co. Europe PLC	United Kingdom	Management of business in Europe and Africa	100.00
	Mitsui & Co. International B.V.	Netherlands	Investments and financial services	100.00
	Mitsui & Co. Deutschland GmbH	Germany	Trade	100.00
	Mitsui & Co. France S.A.S.	France	Trade	100.00
	Mitsui & Co. Benelux S.A./N.V.	Belgium	Trade	100.00

				Ownership	Voting
		Country of		Interest	Power
Operating Segment	Company	Incorporation	Principal Business	(%)	(%)

Other Overseas Areas	P.T. Mitsui Indonesia	Indonesia	Trade	100.00
	Mitsui & Co. (Australia) Ltd.	Australia	Trade	100.00
	Mitsui & Co. (Shanghai) Ltd.	China	Trade	100.00
	Mitsui & Co., (Thailand) Ltd.	Thailand	Trade	100.00
	Mitsui & Co. (Taiwan) Ltd.	Taiwan	Trade	100.00
	Mitsui & Co. (Middle East) E.C.	Bahrain	Trade	100.00
	Mitsui & Co. (Hong Kong) Ltd.	Hong Kong, China	Trade	100.00
	Mitsiam International Ltd.	Thailand	Trade	52.91	52.13

Corporate Headquarters	Toshin Soko Kaisha, Ltd.	Japan	Warehousing and customs clearance	100.00
	Tri-Net (Japan) Inc.	Japan	International integrated transportation services	100.00
	Nitto Logistics Co., Ltd.	Japan	Warehousing, customs clearance and real estate leasing	100.00
	Bussan Credit Co., Ltd.	Japan	Financial services	100.00
	Mitsui Knowledge Industry Co., Ltd.	Japan	Planning, development, maintenance and operation of computer systems	67.47	67.37
	Mitsuibussan Insurance and Consulting Co., Ltd.	Japan	Property and casualty insurance consignment and agency services	100.00
	Mitsui & Co., Asia Investment Ltd.	Singapore	Financial services	100.00
	Tri-Net Logistics (Asia) Pte. Ltd.	Singapore	International integrated transportation services	100.00

(1)	Changed its corporate name from Bussan Transportation System Co., Ltd. in July 2004

(2)	Changed its corporate name from Carbon Nanotech Research Institute Inc. in April 2004

(3)	Changed its corporate name from Sanyu Koami Co., Ltd. in April 2004

     D.     Property, Plants and Equipment.

      The following table provides a list of our principal property, plants and equipment as of March 31, 2004.

Property, Plants and Equipment Description		Size or Annual
(Holder or lessee other than Mitsui)	Location	Production Capacity(1)		Use of property

In Japan:
Mitsuibussan Building	Tokyo	1,163,685	Sft	Office use (Corporate Headquarters)
Osaka Mitsuibussan Building	Osaka	336,492	Sft	Office use
Nagoya Mitsuibussan Building	Nagoya	152,068	Sft	Office use
Hibiya Central Building	Tokyo	509,845	Sft	Office building for lease
Bussan Building Annex	Tokyo	210,707	Sft	Office building for lease
Wakamatsu Building	Tokyo	148,210	Sft	Office building for lease
Shinsuna Bayside Building	Tokyo	129,943	Sft	Office building for lease
Meguro Techno Building	Tokyo	119,222	Sft	Office building for lease
Asakusa Building	Tokyo	216,367	Sft	Office building for lease
Sun East Tatsumi Building	Tokyo	150,609	Sft	Office building for lease
Tojin Building	Tokyo	127,769	Sft	Office use
Company Housing & Dormitory	Chiba	130,011	Sft	Employees’ residential facility
Human Resource Development Center	Shizuoka	83,874	Sft	Training facility
Factory and Land (NBI Corporation)	Kanagawa	245,990	Sft	Valve production factory
Land and equipment (Mitsui Oil & Gas Co., Ltd.)	Hokkaido	1,911,751	Sft	Liquefied petroleum gas
Land (MITSUI FOODS CO., LTD.)	Saitama	677,889	Sft	Distribution center
Aircraft (Tombo Capital Corporation)	Japan	3		Leasing asset

Property, Plants and Equipment Description		Size or Annual
(Holder or lessee other than Mitsui)	Location	Production Capacity(1)		Use of property

Overseas:
Office Building	United Kingdom	103,571	Sft	Office use
Office Building (Mitsui & Co. (U.S.A.), Inc.)	United States	183,386	Sft	Office space leased from others
Land and plants (Mitalco Inc.)	United States	465,108	Sft	Aluminium smelting factory
Land and plants (Novus International, Inc.)	United States	636,843	Sft	Methionine production facility
Land and plants (P.T. Kaltim Pasifik Amoniak)	Indonesia	579,397	Sft	Ammonia manufacturing plant
Equipment (Wandoo Petroleum Pty., Ltd.)	Australia	82,516	Sft	Offshore oil producing platform
Shopping centers (MBK Newport Inc.)	United States	708,876	Sft	Leasing asset
Equipment (Mitsui Coal Holdings Pty. Ltd.)	Australia(2)	5,883,000	Mt	Mining equipment for coal
Equipment (Mitsui Iron Ore Development Pty. Ltd.)	Australia(2)	18,249,000	Mt	Mining equipment for iron ore
Equipment (Mitsui Itochu Iron Pty. Ltd.)	Australia(2)	2,543,000	Mt	Mining equipment for iron ore
Equipment (Mitsui E&P Middle East B.V.)	Oman	6,000,000	Bbl	Oil producing equipment
Aircraft (Tombo Aviation Inc.)	United States	10		Leasing asset
Oil tanker (CM Maritime Pacific Corporation)	Liberia	1		Leasing asset
Ocean vessels (Clio Marine Inc.)	Liberia	1		Leasing asset
Ocean vessels (Lepta Shipping Co., Ltd.)	Liberia	3		Leasing asset
Ocean vessels (LPG Transport Service Ltd.)	Bermuda	2		Leasing asset

(1)	Sft: Square feet, Mt: Metric Ton, Bbl: Barrel

(2)	Information on our mining activities related to Mitsui Coal Holdings Pty. Ltd., Mitsui Iron Ore Development Pty. Ltd., and Mitsui Itochu Iron Pty. Ltd. that are located in Australia is shown in “Iron and Steel Raw Materials Unit” of “B. Business Overview” in this Item.

     A portion of the land, buildings and equipment owned by us is subject to mortgages or other liens. As of March 31, 2004, the aggregate amount of such mortgages or other liens was ¥46,857 million. We know of no material defect in our title to neither of any of the properties nor of any material adverse claim with respect to them, either pending or contemplated.

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

          Mining Activities

      The information regarding our mining activities are provided below.

IRON ORE

Name of Joint Venture or Investee(1)

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest
Area of Mining Operation (Region, State, Country)

Name of		Type of Mineral		Means of Access to		Type of
Mines(2)	Location	Resources(3)	Fe Basis (%)	the Property	Title/Lease	Mine	Power Source

Robe River Iron Associates Mitsui Iron Ore Development Pty. Ltd. (33%) Pilbara Region, Western Australia, Australia

Pannawonica	Near Pannawonica, 200 km southwest of Cape Lambert	Pisolite	57.0	Railway (owned by Robe River Iron Associates and operated by Pilbara Rail Company) and port in Cape Lambert (owned and operated by Robe River Iron Associates)	Agreements for life of mine with Government of Western Australia	Open pit	Supplied by Robe River Iron Associates
West Angelas	West Angelas, 110km southeast of Cape Lambert	Marra Mamba	62.2	Same as above	Same as above	Open pit	Supplied by Hamersley Iron Power

Mount Newman Joint Venture Mitsui Itochu Iron Pty. Ltd. (7%) Pilbara Region, Western Australia, Australia

Mt. Whaleback	Near the town of Newman, 426 km south of Port Headland	Brockman Marra Mamba	62.7 61.9	Railway (owned and operated by Mount Newman Joint Venture) and port in Port Head (owned and operated by Mount Newman Joint Venture)	Mineral lease granted in 1967 under the Iron Ore (Mount Newman) Agreement Act 1964 scheduled to expire in 2009 with rights for successive renewals for 21 years	Open pit	Supplied by Alinta Ltd. (partially owned by the state)

Yandi Joint Venture Mitsui Iron Ore Development Pty. Ltd. (7%) Pilbara Region, Western Australia, Australia

Marillana Creek	92km north of Newman, 310 km south of Port Headland	Channel Iron Deposit	58.3	Railway (owned and operated by Yandi Joint Venture) and port in Port Head (owned and operated by Yandi Joint Venture)	Mining lease granted in 1991 under the Iron Ore (Marillana Creek) Agreement Act scheduled to expire in 2012 with the right to extend for additional 42 years	Open pit	Supplied by Alinta Ltd. (partially owned by state)

IRON ORE (continued)

Name of Joint Venture or Investee(1)

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest
Area of Mining Operation (Region, State, Country)

Name of		Type of Mineral		Means of Access to		Type of
Mines(2)	Location	Resources(3)	Fe Basis (%)	the Property	Title/Lease	Mine	Power Source

Mount Goldsworthy Joint Venture Mitsui Iron Ore Development Pty. Ltd. (7%) Pilbara Region, Western Australia, Australia

North Area (Yarrie) (Nimingarra)	210 km east of Port Headland	Nimingarra	62.6	Railway (owned and operated by Mount Goldsworthy Joint Venture) and port in Port Head (owned and operated by Mount Goldsworthy Joint Venture)	Multiple mineral leases under the Iron Ore (Mount Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy— Nimingarra) Agreement Act 1972. The last one expires in 2014, with rights of renewal over these leases for successive 21-year periods.	Open pit	Supplied by Alinta Ltd. (partially owned by state)
Area C	37 km southwest of Yandi	Marra Mamba	62.7	Same as above	Same as above	Open pit	Supplied by Alinta Ltd. (partially owned by state)

IRON ORE (continued)

Name of Joint Venture or Investee(1)

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest
Area of Mining Operation (Region, State, Country)

Name of		Type of Mineral		Means of Access to		Type of
Mines(2)	Location	Resources(3)	Fe Basis (%)	the Property	Title/Lease	Mine	Power Source

Sesa Goa Limited Sesa Goa Limited (51%) Goa and Karnataka, India

Codli	Goa, India	Fines/ Lumps	54.0	Barge and port in Mormugao	Combination of own lease and sub lease	Open pit	Supplied by state
Sonshi	Goa, India	Fines/ Lumps	54.0	Barge and port in Mormugao	Combination of own lease and sub lease	Open pit	Supplied by state
Chitradurga	Karnataka, India	Fines/ Lumps	60.0	Railway, truck and shipping facility at Mormugao and Chennai	Combination of own lease and sub lease	Open pit	Supplied by state
Hospet	Karnataka, India	Fines/ Lumps	60.0	Railway, truck and shipping facility at Mormugao and Chennai	Combination of own lease and sub lease	Open pit	Supplied by state

(1)	The term “Investee” refers only to Sesa Goa Limited.

(2)	“Name of Mines” indicates the names of principal producing mines.

(3)	“Pisolite”, “Marra Mamba”, “Brockman”, “Channel Iron Deposit” and “Nimingarra” refer to the types of iron ore that are found in the Pilbara region of Western Australia.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest(2)
Area of Mining Operation (Region, State, Country)

		Type of	Means of Access		Type of	Power
Name of Mines(3)	Location	Resources	to the Property	Title/Lease	Mine	Source

BHP Mitsui Coal Pty. Ltd.
BHP Mitsui Coal Pty. Ltd.(1) (20%) Queensland, Australia

Riverside	In the Bowen Basin, 145 km west of Mackay	Metallurgical coal	Railway (Queensland Rail) and port in Mackay	Leases granted by State and renewable subject to State’s discretion	Open pit	State owned grid
South Walker Creek	In the Bowen Basin, 145 km west of Mackay	Metallurgical coal	Same as above	Same as above	Open pit	State owned grid

Bengalla Joint Venture Mitsui Coal Holding Pty. Ltd. (10%) New South Wales, Australia

Bengalla	West of Muswellbrook in the Upper Hunter Valley	Metallurgical coal and thermal coal	Railway and port at Newcastle	Leases granted by State	Open pit	State owned grid

Kestrel Joint Venture Mitsui Coal Holding Pty. Ltd. (20%) Queensland, Australia

Kestrel	In the Bowen Basin, 300 km west of Rockhampton	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

Moura Joint Venture Mitsui Coal Holding Pty. Ltd. (49%) Queensland, Australia

Moura	In the Bowen Basin 185 km southwest of Gladstone	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Open pit	State owned grid

		Type of	Means of Access		Type of	Power
Name of Mines(3)	Location	Resources	to the Property	Title/Lease	Mine	Source

German Creek Venture Mitsui Coal Holding Pty. Ltd. (30%) Queensland, Australia

German Creek	In the Bowen Basin, 250 km southwest of Mackay	Metallurgical coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

(1)	“BHP Mitsui Coal Pty. Ltd.” indicates the name of the company established by BHP Billiton plc and Mitsui.

(2)	BHP Mitsui Coal Pty. Ltd. is our associated company in which Mitsui has 20% interest. Mitsui Coal Holding Pty. Ltd. is our subsidiary which owns interests in Bengalla Joint Venture, Kestrel Joint Venture, Moura Joint Venture and German Creek Joint Venture.

(3)	“Name of mines” indicates the names of principal producing mines.

     A brief history and the present condition of each of the above-mentioned mines, including the current state of development, if applicable, are provided below.

IRON ORE

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest
Area of Mining Operation (Region, State, Country)

Robe River Iron Associates

Mitsui Iron Ore Development Pty. Ltd. (33%)
Pilbara Region, Western Australia, Australia

Pannawonica	The development of Robe River project began in 1962 (*) near Pannawonica. The Robe River project was commissioned and the first shipment was made in 1972. Iron ore reserves at the Mesa J production Base provide the cornerstone of Pannawonica’s sinter fines and lump output. Development of Mesa J began in 1992, and all mine administration, workshops, warehousing and other support facilities were integrated there in 1994. Process Plant 1 was commissioned in 1999. The plant processes clay-contaminated pisolite, sub-grade material which was once discarded, to reduce contaminants and retain on-specification ore. Total material hauled at Mesa J is between 50 and 60 million tonnes per year. From this production base, the joint venture produces approximately 32 million tonnes of iron ore each year.

West Angelas	The development of West Angelas began in 1998. Mining of ore commenced in March 2002. The West Angelas deposits contain Marra Mamba type iron ore with higher iron content than Robe River’s Mesa J mine. The West Angelas operation is comprised of an open pit mine; a crushing and screening ore processing plant producing lump and sinter fines iron ore, as well as stockpiling, reclaiming and train-loading facilities. West Angelas mine is scheduled to expand its capacity from its current 20 million tonnes per year to 25 million tonnes per year by the middle of 2005.

(*)	The Robe River project was originally started by Cleveland Cliffs Iron Company, an iron and steel producer in the United States. Since then, there were major changes in ownership before Rio Tinto took a 53% stake in Robe River Iron Associates in 2000.

Mount Newman Joint Venture

Mitsui Itochu Iron Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Mount Whaleback	The joint venture began production in 1969 at the Mount Whaleback ore body. Today, production continues to be sourced from the major Mount Whaleback ore body and is complemented by production from other ore bodies. The facilities at Mount Whaleback include primary and secondary crushing plants with a nominal capacity of 35 million tonnes of product per year, a heavy media beneficiation plant with an annual capacity of 8 million tonnes and a train-loading facility. The mining plant and port facilities were originally built in the late 1960’s and have been maintained and enhanced many times since then.

Yandi Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Marillana Creek	Development of the ore body began in 1991. This included construction of a rail connection to the existing Newman/ Headland rail line, crushing and screening facilities with an annual capacity of 10 million tonnes, ore stacker, mine load-out tunnel, and on-site administration infrastructure. The mine’s first shipment of iron ore was in March 1992. Following a number of modifications between 1994 and 2003, Yandi’s capacity has been increased to 42 million tonnes per year, including both fine and lump ores.

Mount Goldsworthy Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

North Area (Yarrie) (Nimingarra)	Mount Goldsworthy was commissioned in 1966 in North Area. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Bay in 1993. Since then, mining has continued from the adjacent Nimingarra mine and Yarrie mine.

Area C	The Area C Mine is operated by the Mount Goldsworthy Joint Venture. Area C Mine is located near the mines operated by the Yandi Joint Venture and it was officially opened in October 2003. First ore was railed from Area C to Port Headland in August 2003, with the first shipment of ore departing the port in September 2003. Area C represents the largest undeveloped Marra Mamba resource in the Pilbara region. The project involves developing mine infrastructure and a rail spur link to the existing Yandi/ Newman railway.
In July 2003, BHP Billiton, a major partner in the Mount Newman Joint Venture, the Yandi Joint Venture and the Mount Goldsworthy Joint Venture, announced the acceleration of the development of the Products and Capacity Expansion Project which involves the expansion of rail and port facilities to ensure a system capacity of 100 million tonnes per year in connection with those three joint ventures. This project was originally planned to be completed by 2011 at a total capital cost of U.S.$351 million.

Sesa Goa Limited

Sesa Goa Limited (51%)
Goa and Karnataka, India

Codli Sonshi	Sesa Goa Limited commenced operations in 1954 in North Goa, India. Sesa Goa’s main mining operations are at the Codli and Sonshi mines. Goan ore tends to be relatively high in alumina content, and most Goan ore is beneficiated to raise the iron content. We acquired 51% interest in Sesa Goa in 1996.

Chitradurga Hospet	The main operation in Karnataka is at Chitradurga mine. A second mine is located at Hospet. These mines are equidistant from the part of Mormugao and Chennai and ore can be shipped from either port.

COAL

Name of Joint Venture or Investee Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest Area of Mining Operation (Region, State, Country)

BHP Mitsui Coal Pty. Ltd. BHP Mitsui Coal Pty. Ltd. (20%) Queensland, Australia

Riverside	In 1983, the joint venture commissioned the Riverside mine. Riverside mine produces metallurgical coal and has a production capacity of three million tonnes per year.

South Walker Creek	South Walker Creek became operational in 1998. It produces pulverized coal injection fuel and minor quantities of by-product energy coal. South Walker Creek has a production capacity of 4.3 million tonnes per year. Exploration has increased the reserve base in the past year. BHP Mitsui Coal holds undeveloped leases in the Bowen Basin (principally, the areas of Wards Well, Poitrel, Kemmis-Walker and Nebo West).

Bengalla Joint Venture

Mitsui Coal Holding Pty. Ltd. (10%)
New South Wales, Australia

Bengalla	Development consent was granted in 1996 and production commenced in 1999. Coal & Allied, Rio Tinto’s subsidiary in Australia, acquired its interest in Bengalla in 2001. Its coal preparation plant has a washing capacity of 8 million tonnes per year giving nominal product of 6.6 million tonnes per year. Its plant equipment consists of three stage double roll crushers, dense medium cyclones, spirals, a froth flotation unit, screen bowl centrifuges and automatic stackers/reclaimers.

Kestrel Joint Venture

Mitsui Coal Holding Pty. Ltd. (20%)
Queensland, Australia

Kestrel	The Kestrel Coal mine, previously known as Gordonstone Mine commenced operation in 1992. Coal is extracted by underground mining. The Kestrel Preparation Plant has been designed to allow the mine to produce low ash coking coal and high energy thermal coal. Production in 2003 was 3.3 million tonnes saleable high quality coking coal and export thermal coal, and the production is expected to rise to 5.5 million tonnes in a few years.

Moura Joint Venture

Mitsui Coal Holding Pty. Ltd. (49%)
Queensland, Australia

Moura	The Moura Mine commenced operation in 1961. Since 1994, all production at Moura has been from its surface operation. Production tonnage has been increasing steadily throughout the years. Originally the mine was operated by BHP Mitsui Coal Pty Ltd, and after a few changes of ownership, Anglo Coal acquired a 51% share in 2002. In September 2003, the adjacent Theodore deposit was developed which further expanded its capacity. As of early 2004, Anglo Coal and Mitsui Coal Holding Pty. Ltd. were carrying out a feasibility study into developing the Dawson reserve complex, which includes both Moura and the new Theodore mine, into a single operating unit.

German Creek Joint Venture

Mitsui Coal Holding Pty. Ltd. (30%)
Queensland, Australia

German Creek	Open pit mining commenced in 1981. Underground mining in the Central Colliery area started in 1984, while underground mining in the Southern Colliery area began in 1988. Development of a new underground mine has commenced in the Grasstree area.

Production Tonnage

IRON ORE

			Year ended March 31,

			2004		2003		2002

	Mitsui’s Subsidiary		(In Thousands of Tonnes)
Joint Venture or Investee and	or Associated		Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Name of Mines	Company	Location	Production	Share	Production	Share	Production	Share

Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica			30,240	9,979	31,155	10,281	32,131	10,603
West Angelas			14,181	4,680	7,342	2,423	129	43
Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			36,333	2,543	30,348	2,124	32,291	2,260
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			40,548	2,838	35,410	2,479	32,322	2,263
Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area			7,006	490	8,101	567	7,700	539
(Yarrie) (Nimingarra)
Area C			3,736	262	—	—	—	—
Sesa Goa Limited	Sesa Goa Limited	India
Codli, Sonshi		Goa	2,941	1,500	2,402	1,225	1,954	997
Chitradurga, Hospet		Karnataka	1,556	794	1,255	640	853	435
		TOTAL	136,541	23,086	116,013	19,739	107,380	17,140

Production Tonnage

COAL

			Year ended March 31,

			2004		2003		2002

	Mitsui’s Subsidiary		(In Thousands of Tonnes)
Joint Venture or Investee	or Associated		Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
and Name of Mines	Company	Location	Production	Share	Production	Share	Production	Share

BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside			2,641	528	3,402	680	3,272	654
South Walker Creek			3,927	785	3,341	668	3,146	629
Bengalla Joint Venture	Mitsui Coal Holding Pty. Ltd.	New South Wales, Australia	6,203	620	5,385	539	5,235	524
Kestrel Joint Venture	Mitsui Coal Holding Pty. Ltd.	Queensland, Australia	3,322	664	4,091	818	3,270	654
Moura Joint Venture	Mitsui Coal Holding Pty. Ltd.	Queensland, Australia	5,964	2,922	5,845	2,786	5,352	2,408
German Creek Joint Venture(1)	Mitsui Coal Holding Pty. Ltd.	Queensland, Australia	5,422	1,627	2,905	872	—	—
		TOTAL	27,479	7,146	24,969	6,363	20,275	4,869

(1)	Reflects production tonnage from our participation since July 2002.

Reserve Tonnage

IRON ORE(1)

			As of March 31,

			2004		2003		2002

	Mitsui’s Subsidiary		(In Thousands of Tonnes)
Joint Venture or Investee	or Associated		Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
and Name of Mines	Company	Location	Reserve	Share	Reserve	Share	Reserve	Share

Robe River Iron Associates(2)	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica			200	66	230	76	255	84
West Angelas			440	145	455	150	450	149
Mount Newman Joint Venture(3)	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			1,026	72	1,193	84	1,197	84
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana creek			641	45	687	48	708	50
Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area
(Yarrie) (Nimingarra)			21	2	28	2	32	2
Area C			204	14	209	15	182	13
Sesa Goa Limited	Sesa Goa Limited	India
Codli, Sonshi		Goa	55	28	53	27	57	29
Chitradurga, Hospet		Karnataka	20	10	20	10	21	11
		TOTAL	2,607	382	2,875	412	2,902	422

(1)	Reserve of Robe River Iron Associates is proved + probable marketable reserve. (“Marketable reserve” is tonnage after accounting for extraction and beneficiation losses.) Reserve amounts of Mt. Newman, Yandi, Mt. Goldsworthy and Sesa Goa consist of proved + probable recoverable reserve. (“Recoverable reserve” is tonnage after accounting for extraction losses.)

(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2003, 2002 and 2001, respectively.

(3)	Reserves of Mount Newman Joint Venture, Yandi Joint Venture and Mount Goldsworthy Joint Venture indicate reserves as of the end of June 2003, 2002 and 2001, respectively.

COAL(1)

			As of March 31,

			2004		2003		2002

	Mitsui’s Subsidiary		(In Thousands of Tonnes)
Joint Venture or Investee	or Associated		Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
and Name of Mines	Company	Location	Reserve	Share	Reserve	Share	Reserve	Share

BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside			5	1	7	1	11	2
South Walker Creek			96	19	60	12	63	13
Bengalla Joint Venture	Mitsui Coal Holding Pty. Ltd.	New South Wales, Australia	166	17	185	19	191	19
Kestrel Joint Venture	Mitsui Coal Holding Pty. Ltd.	Queensland, Australia	123	25	127	25	132	26
Moura Joint Venture	Mitsui Coal Holding Pty. Ltd.	Queensland, Australia	132	65	97	48	103	46
German Creek Joint Venture(2)	Mitsui Coal Holding Pty. Ltd.	Queensland, Australia	90	27	111	33	—	—
		TOTAL	612	154	587	138	500	106

(1)	Proved + Probable Marketable Reserve (“Marketable Reserve” is tonnage after accounting for extraction and processing and preparation losses.)

(2)	Reflects production tonnage from our participation since July 2002 onwards.

     We own 15% profit share of Valepar S.A., which owns 34% of profit share of the common stock and preferred stock of Companhia Vale do Rio Doce (“CVRD”). Accordingly, CVRD’s 5.1% (34% × 15%) of its production and reserve amounts are indirectly attributable to us. The following table provides production and reserve amounts of CVRD and Mitsui’s share of the production and reserve amounts of CVRD.

Production Tonnage (for the year ended December 31)

				(millions of tonnes)

2003		2002		2001

Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Production	Share	Production	Share	Production	Share

188.3	9.6	168.7	8.6	164.2	8.4

Proven and Probable Reserves (as of December 31)

				(millions of tonnes)

2003		2002		2001

Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Reserve	Share	Reserve	Share	Reserve	Share

4,926.20	251.6	4,458.60	227.7	3,991.90	203.9

Oil and Gas Producing Activities

      The following table shows crude oil, condensate, natural gas liquids and natural gas production from our reserves for the three fiscal years indicated:

Production Information

	Crude Oil, Condensate and
	Natural Gas Liquids(1)				Natural Gas(1)

	Millions of Barrels				Billions of Cubic Feet

Year ended March 31,	Middle East	Oceania	Others	Worldwide	Middle East	Oceania	Others	Worldwide

2004	2	8	5	15	—	45	29	74
2003	3	8	4	15	—	41	24	65
2002	0	9	5	14	—	40	23	63

      The following tables show proved reserves and proved developed reserves of crude oil, condensate, natural gas liquids and natural gas as of the ending date of three fiscal years indicated:

Proved Reserve Information:

          Proved Reserves

	Crude Oil, Condensate and Natural Gas Liquids(1)				Natural Gas(1)

	Millions of Barrels				Billions of Cubic Feet

	Middle East	Oceania	Others	Worldwide	Middle East	Oceania	Others	Worldwide

At March 31, 2004	23	49	127	199	84	873	965	1,922
At March 31, 2003	28	52	71	151	—	1,200	221	1,421
At March 31, 2002	9	50	59	118	—	1,155	219	1,374

          Proved Developed Reserves(2)

	Crude Oil, Condensate and Natural Gas Liquids(1)				Natural Gas(1)

	Millions of Barrels				Billions of Cubic Feet

	Middle East	Oceania	Others	Worldwide	Middle East	Oceania	Others	Worldwide

At March 31, 2004	23	21	19	63	84	330	69	483
At March 31, 2003	28	26	18	72	—	364	58	422
At March 31, 2002	9	28	18	55	—	370	66	436

(1)	1 barrel of crude oil = 5,800 cubic feet of natural gas

(2)	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is about 28 percent as of March 31, 2004 and relatively low. The expected costs to develop these undeveloped reserves are estimated to be ¥238,598 million in total as of March 31, 2004. The major undeveloped reserves are attributable to an associated company in Russia and an associated company in Australia. It is expected to commence the production of crude oil in 2006 and LNG in 2007, for the associated company in Russia. With respect to the associated company in Australia, the production of crude oil and LNG has already commenced at the existing facilities. Moreover, the drilling of additional development wells will be performed over the project life according to the drilling program of the project provided by the operator.

     Information on our oil and gas producing activities is shown in the “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report.

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

      Operations of a subsidiary that either have been disposed of or are classified as held for sale have been accounted for as discontinued operations under accounting principles generally accepted in the United States of America (“U.S. GAAP”). This means that income statement and cash flow information are reclassified for all years presented to separate the discontinued operations from our continuing operations. This presentation is required by U.S. GAAP and facilities historical and future trend analysis of our continuing operations.

      All references to “Note” throughout the Operating and Financial Review and Prospects relate to the Notes to Consolidated Financial Statements contained elsewhere in this Annual Report.

      As a result of a careful review of the revenue presentation on the face of the Statements of Consolidated Income subsequent to the issuance of the consolidated financial statements for the year ended March 31, 2003, we decided to classify our revenues by major class and report certain revenue transactions with the corresponding costs on a gross basis for the year ended March 31, 2004 as required by the SEC Regulation S-X, Rule 5-03 and Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Specifically, we classified our revenues into “Sales of products,” “Sales of services” and “Other sales” with the corresponding costs of revenues and restated the Statements of Consolidated Income for all prior periods presented to conform to the current year presentation. The adoption of this principle and the application to our consolidated financial statements had no impact on gross profits, net income and shareholders’ equity.

      In accordance with EITF No. 99-19, revenues are reported based on the gross amount billed to a customer or on the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier). Revenue is reported based on the gross amount for transactions where we have the related risks and rewards such as transactions where we are a primary obligor in the arrangement, and/or assume general inventory risk without any significant mitigation of our risk level. Revenue is reported based on net amounts where we assume a low degree of related risks and rewards, effectively acting as an agent for the applicable product or service. A typical example is a transaction where we receive a commission at a fixed rate or a fee based on transaction volume or amount.

Results of Operations

Summary of Results of Operations for the Year Ended March 31, 2004

      The global economic recovery gained momentum from late 2003. The principal developments in the economic environment influencing our results of operations during the year ended March 31, 2004 included the following:

•	Major expansion in the exports and imports of emerging economies such as those of Asian countries, drove the growth of the world economy. The Chinese economy reported an exceptionally strong performance with its government seeking sustainable economic growth and showing a cautious attitude in its monetary and foreign exchange policies to avoid overheating of the economy;

•	There was marked overall appreciation in international commodity prices reflecting increasing demand from Asian countries, especially from China;

•	The Japanese economy began to recover gradually along with the improvement in the world economic conditions and the risks of a recession arising from instability of Japanese financial system appeared to be reduced;

•	As a result of the improvement in the Japanese economy, stock prices in Japan bottomed out in the beginning of the year ended March 31, 2004; and

•	Major countries around the world maintained their low interest rate policies.

      For the year ended March 31, 2004, we recorded net income of ¥68.4 billion, an increase of ¥37.3 billion or 119.6% from ¥31.1 billion for the year ended March 31, 2003. Our overview of the results of the operations for the year ended March 31, 2004 is set forth below:

•	Gross profit and equity in earnings of associated companies— net (after income tax effect) benefited from rising commodity market prices driven by strong demand in China and other Asian countries for energy and mineral resources. As a result, the Metal Products & Minerals Segment improved its operating results and the Energy Segment continued to perform well as compared with the year ended March 31, 2003;

•	Increased overseas demand for plant projects, automobiles and ocean vessels improved gross profit in the Machinery, Electronics & Information Segment and higher prices and increased demand for petrochemical products, including ammonia and olefin, improved the results of operations of the Chemical Segment. Charges for impairment losses on leased property and equipment, investments in securities and receivables in the Machinery, Electronics & Information Segment and losses resulting from the discontinued operations of North American petrochemical subsidiaries in the Chemical Segment were reduced for the year ended March 31, 2004 as compared to the year ended March 31, 2003; and

•	The turnaround of MITSUI FOODS CO., LTD. (formerly Sanyu Koami Co., Ltd.) that had recorded a net loss for the year ended March 31, 2003 due to impairment losses on non-marketable equity securities and unused land and for the year ended March 31, 2002 due to an expense with respect to an early retirement program and provision for doubtful receivables contributed to the improvement in the Consumer Products & Services Segment.

      Reflecting development in the above-mentioned operating segments, our operating results for the year ended March 31, 2004 improved as compared with the year ended March 31, 2003 as follows:

•	Gross profit increased by ¥41.3 billion to ¥609.9 billion for the year ended March 31, 2004 compared with ¥568.6 billion for the year ended March 31, 2003; and

•	Equity in earnings of associated companies— net (after income tax effect) rose by ¥24.8 billion to ¥40.1 billion for the year ended March 31, 2004. Associated companies in the natural resources business contributed to this growth, while there were significant losses for the year ended March 31, 2003 from associated companies in the Machinery, Electronics & Information Segment and the Chemical Segment.

      These improvements were partially offset by an increase in other expense— net by ¥17.9 billion to ¥28.9 billion for the year ended March 31, 2004, which was primarily attributable to litigation charges for the U.S. antitrust lawsuits related to Bioproducts Inc., our U.S. chemical subsidiary.

      The average U.S. dollar-yen exchange rate for the year ended March 31, 2004 was ¥112.76= U.S.$1 compared with ¥121.20= U.S.$1 for the year ended March 31, 2003, a yen appreciation of ¥8.44, or 7.0%. The appreciation of the yen had the net effect of reducing gross profit by approximately ¥13.0 billion.

Discussion and Analysis of Operating Results for the Year Ended March 31, 2004

	Millions of Yen

	Year ended March 31,

		2003
	2004	As restated	Change

Revenues:
Sales of products	¥2,493,993	¥2,324,849	¥169,144
Sales of services	424,838	390,079	34,759
Other sales	61,511	73,223	(11,712)

Total revenues	2,980,342	2,788,151	192,191
Cost of Revenues:
Cost of products sold	2,295,886	2,137,328	158,558
Cost of services sold	41,437	44,706	(3,269)
Cost of other sales	33,098	37,472	(4,374)

Total cost of revenues	2,370,421	2,219,506	150,915

Gross Profit	609,921	568,645	41,276

Other Expenses (Income):
Selling, general and administrative	496,375	456,349	40,026
Provision for doubtful receivables	10,188	13,649	(3,461)
Interest expense, net of interest income	890	2,764	(1,874)
Dividend income	(18,448)	(16,266)	(2,182)
Gain on securities contributed to an employee retirement benefit trust	—	(15,831)	15,831
Government grant for transfer of substitutional portion of EPF	(17,224)	—	(17,224)
Gain on sales of securities—net	(27,465)	(11,026)	(16,439)
Loss on write-down of securities	31,024	37,907	(6,883)
(Gain) loss on disposal or sales of property and equipment—net	(3,874)	1,745	(5,619)
Impairment loss of long-lived assets	22,683	23,903	(1,220)
Other expense—net	28,885	10,983	17,902

Total other expenses	523,034	504,177	18,857

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	86,887	64,468	22,419
Income Taxes	44,792	38,757	6,035

Income from Continuing Operations before Minority Interests and Equity in Earnings	42,095	25,711	16,384
Minority Interests in Earnings of Subsidiaries	(7,470)	(4,411)	(3,059)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	40,078	15,295	24,783

Income from Continuing Operations	74,703	36,595	38,108
Loss from Discontinued Operations—Net (After Income Tax Effect)	(4,031)	(5,457)	1,426
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)	(2,285)	—	(2,285)

Net Income	¥68,387	¥31,138	¥37,249

Sales of Products

      For the year ended March 31, 2004, sales of products were ¥2,494.0 billion, an increase of ¥169.1 billion from ¥2,324.8 billion for the year ended March 31, 2003. The major reason for this increase was a ¥112.9 billion increase in revenues from subsidiaries involved in oil and gas trading activities. This growth was mainly attributable to an 8.5% increase in the average price of crude oil during the year ended March 31, 2004 caused by turmoil in Iraq and a lower inventory level of petroleum products.

Sales of Services

      For the year ended March 31, 2004, sales of services were ¥424.8 billion, an increase of ¥34.7 billion from ¥390.1 billion for the year ended March 31, 2003. Major components of these revenues for the year ended March 31, 2004 were revenues related to sales and purchases of products, which are reported net under EITF No. 99-19. These include commissions received at a fixed amount or rate in relation to the volume or amount of transactions, and revenues reported net for some back-to-back sales and purchase transactions of products where the difference between sales price and purchase price is recorded as revenue. Revenues from such trading margins and commissions increased from ¥273.6 billion for the year ended March 31, 2003 to ¥304.0 billion for the year ended March 31, 2004. This increase was mainly due to the growth in trading transactions at subsidiaries such as MITSUI FOODS CO., LTD. primarily with Japanese supermarkets. Revenues from logistics and warehouse services, information and communication services, technical support and many other types of services increased from ¥77.5 billion for the year ended March 31, 2003 to ¥83.3 billion for the year ended March 31, 2004. Revenues from commissions for facilitating conclusion of the contracts between manufacturers and customers and for delivering products between suppliers and customers decreased from ¥39.0 billion for the year ended March 31, 2003 to ¥37.5 billion for the year ended March 31, 2004.

Other Sales

      For the year ended March 31, 2004, leasing revenues decreased from ¥49.9 billion to ¥42.2 billion, mainly due to the disposal of leased aircraft and the termination of the lease contracts in relation with ocean transport vessels. Derivative trading revenues decreased from ¥22.1 billion for the year ended March 31, 2003 to ¥18.2 billion for the year ended March 31, 2004.

Gross Profit

Gross profit classified by category of revenues

      For the year ended March 31, 2004, gross profit (“GP”) increased by ¥41.3 billion to ¥609.9 billion. The changes in GP and GP ratio classified by category of revenues are set forth below:

	Billions of Yen

	Year ended March 31,

	2004		2003		Change

	GP	GP ratio	GP	GP ratio	GP	GP ratio

Gross profit from sales of products	¥198.1	7.9%	¥187.5	8.1%	¥10.6	(0.2)%
Gross profit from sales of services	383.4	90.2%	345.4	88.5%	38.0	1.7%
Gross profit from other sales	28.4	46.2%	35.7	48.8%	(7.3)	(2.6)%

Total	¥609.9	20.5%	¥568.6	20.4%	¥41.3	0.1%

      Gross profit from sales of products for the year ended March 31, 2004 increased ¥10.6 billion compared with the year ended March 31, 2003. This increase was mainly due to the contribution of newly acquired subsidiaries, such as Mitsui Norin Co., Ltd.

      Gross profit from sales of services for the year ended March 31, 2004 increased ¥38.0 billion compared with the year ended March 31, 2003. This increase was mainly due to the growth in commissions for facilitating the conclusion of contracts between manufacturers and customers and profit margin for construction projects of oil refineries and power plants, trading margins from transactions relating to cell phones and from the domestic transactions with supermarkets by MITSUI FOODS CO., LTD. Gross profit ratio for the year ended March 31, 2004 improved 1.7 points compared with the year ended March 31, 2003, mainly due to the increase in revenues from trading margins and commissions reported net, where the corresponding costs are fully offset by the billed amount and the gross profit ratio becomes 100%.

      Gross profit from other sales for the year ended March 31, 2004 decreased ¥7.3 billion from the year ended March 31, 2003. This decrease was mainly due to the derivative trading losses at Arcadia Petroleum Ltd. relating to petroleum products tradings. Gross profit ratio for the year ended March 31, 2004 also decreased 2.6 points compared with the year ended March 31, 2003, mainly due to the decrease in revenues from petroleum products derivative trading transactions.

Gross profit classified by operating segment

      For the year ended March 31, 2004, the growth in gross profit was mainly attributable to the operating segments as set forth below:

	Billions of Yen

	Year ended
	March 31,

Segment	2004	2003	Change

Chemical	¥83.0	¥60.9	¥22.1
Machinery, Electronics & Information	128.4	118.0	10.4
Consumer Products & Services	116.3	105.9	10.4
Metal Products & Minerals	77.5	70.7	6.8

•	Growth in the Chemical Segment was due to higher market prices of ammonia and other petrochemicals resulting from the rising crude oil and natural gas prices;

•	Results in the Machinery, Electronics & Information Segment benefited from a higher volume of transactions for construction of oil refineries and power plants, sales of automobiles, ocean vessels and cell phones;

•	In the Consumer Products & Services Segment, newly acquired subsidiary Mitsui Norin Co., Ltd., a producer and seller of tea leaves in Japan, made a contribution while MITSUI FOODS CO., LTD. also recorded higher sales mainly to supermarkets in Japan; and

•	In the Metal Products & Minerals Segment, gross profit increased at Sesa Goa Limited, an iron ore subsidiary in India, because of growing iron ore exports to China and higher market prices of its products in India, and at Mitsui Iron Ore Development Pty. Ltd., an Australian subsidiary, reflecting increased shipments of iron ore driven by the demand from China and other countries.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses for the year ended March 31, 2004 increased to ¥496.4 billion from ¥456.3 billion for the year ended March 31, 2003.

      Despite lower expenses for the early retirement support plan at Mitsui, total personnel expenses for the year ended March 31, 2004 increased by ¥19.3 billion to ¥261.3 billion because:

•	At Mitsui, pension costs increased sharply due to a ¥13.0 billion increase in amortization of the unrecognized net actuarial loss; and

•	A settlement loss of ¥10.5 billion was incurred due to the completion of the transfer to the Japanese government of the substitutional portion of the Mitsui’s Employee Pension Fund (“EPF”).

      Communication and information expenses for the year ended March 31, 2004 increased by ¥2.4 billion to ¥33.5 billion from the year ended March 31, 2003 because of the introduction of a new enterprise resource planning system designed to raise productivity by standardizing business processes at Mitsui.

      Selling, general and administrative expenses other than personnel and communication and information expenses increased by ¥18.3 billion to ¥155.8 billion from the year ended March 31, 2003 due to an increase in newly acquired subsidiaries, including Mitsui Norin Co., Ltd., where there were additional depreciation and sales promotion expenses.

Provision for Doubtful Receivables

      Provision for doubtful receivables fell to ¥10.2 billion compared with ¥13.6 billion for the year ended March 31, 2003. For the year ended March 31, 2004, provision for doubtful receivables consisted mainly of individually small provisions for a number of customers, primarily overseas customers in the machinery business and domestic and overseas customers in the steel product business.

      For the year ended March 31, 2003, the provision was mainly for amounts due from United Airlines, Inc. and other receivables relating to aircraft leasing caused by the deterioration of the worldwide airline industry, especially in the United States; for receivables from customers in Argentina and Honduras reflecting weak economic conditions; and for receivables from domestic customers of MITSUI FOODS CO., LTD. and Mitsui Bussan Plant & Project Corp.

Interest Expense, Net of Interest Income

      Interest expense, net of interest income, for the year ended March 31, 2004 decreased by ¥1.9 billion, which was attributable to lower net interest expenses at overseas subsidiaries due to lower interest rates. Furthermore, there was a decrease in interest expenses associated with aircraft leases at foreign subsidiaries and an increase in interest income from the growth of businesses at a consumer automobile financing subsidiary.

      The average of the month-end U.S. dollar three-month London Interbank Offered Rate (“LIBOR”) was 1.16% for the year ended March 31, 2004, which fell from 1.63% for the year ended March 31, 2003 because of the continuing low interest rate policy in the United States. As for the Japanese yen, the average of the month-end Japanese yen three-month LIBOR was 0.06% and 0.07% for the year ended March 31, 2004 and 2003, respectively. The average long-term prime rate in Japan was 1.59% for the year ended March 31, 2004 compared to 1.79% for the year ended March 31, 2003.

Dividend Income

      Our dividend income for the year ended March 31, 2004 increased by ¥2.2 billion mainly due to the ¥1.1 billion increase in dividends received by Mitsui & Co. (Hong Kong) Ltd. from local Hong Kong investee companies. Dividends from investments in the Energy Segment amounting to ¥8.1 billion, principally from LNG projects in Abu Dhabi, Oman and Qatar, were consistent with dividends for the year ended March 31, 2003 of ¥8.3 billion.

Gain on Securities Contributed to an Employee Retirement Benefit Trust

      During the year ended March 31, 2004, no contribution of securities to an employee retirement benefit trust was made. For the year ended March 31, 2003, Mitsui made a contribution of certain available-for-sale securities to the trust and recorded a ¥15.8 billion gain.

Government Grant for Transfer of Substitutional Portion of EPF

      On March 12, 2004, Mitsui completed the transfer of the substitutional portion of EPF, a defined benefit pension program established under the Welfare Pension Insurance Law, to the Japanese government. As a result, a government grant for transfer of a substitutional portion of EPF of ¥17.2 billion was recorded. The grant represents the difference between the accumulated benefit obligations settled with regard to the substitutional portion and the related government-specified portion of the plan assets that were transferred. For information concerning the accounting for the transfer of the substitutional portion of EPF, see Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES.”

Gain on Sales of Securities—Net

      The net realized gain on sales of securities for the year ended March 31, 2004 increased by ¥16.4 billion from the year ended March 31, 2003. For the year ended March 31, 2004, gain related to sales of shares of SKY Perfect Communications Inc., Caemi Mineração e Metalurgia S.A. (“Caemi”) and MODEC, Inc.

      For the year ended March 31, 2003, there were gains resulting from the exchange of shares accompanying the merger of Japan Airlines Company, Ltd. and Japan Air System Co., Ltd. and the sale of shares of information technology-related companies, offsetting losses on sales of listed shares of banking institutions.

Loss on Write-Down of Securities

      For the year ended March 31, 2004, the loss on write-down of securities decreased by ¥6.9 billion to ¥31.0 billion from ¥37.9 billion recorded for the year ended March 31, 2003.

      Stock prices in Japan fell sharply in early 2003 as non-performing loan problems sparked concerns about the Japanese financial system and the Nikkei Stock Average reached its “post-bubble” record low in April 2003. However, a rebound in stock markets began in May 2003 after the Japanese government’s decision to inject public funds into certain banks alleviated concerns about financial instability. Improving corporate earnings and a gradual upturn in the Japanese economy also drove stock prices higher for the year ended March 31, 2004. The Nikkei Stock Average closed at ¥11,715.39, ¥7,972.71 and ¥11,024.94 on March 31, 2004, 2003 and 2002, respectively.

      Due to the rebound in Japanese stock markets, the loss from write-down of marketable securities decreased sharply to ¥1.3 billion from ¥15.6 billion for the year ended March 31, 2003. The loss on write-down of marketable securities for the year ended March 31, 2003 primarily consisted of those of banking institutions.

      For the year ended March 31, 2004, however, with respect to non-marketable securities, we posted a ¥21.7 billion loss on shares of POWEREDCOM, Inc., a Japanese telecommunications company, in consideration of the deterioration in its financial position reflecting the operating loss caused by the fierce price competition along with expansion of the Internet and the decrease in revenues from the fixed-line business. We also recorded a ¥1.5 billion loss on shares of Mitsui Denman (Ireland) Co., Ltd., a company in the chemical industry located in Ireland. For the year ended March 31, 2003, losses on non-marketable securities were ¥22.3 billion, which included those of information technology-related companies amounting to ¥7.6 billion.

(Gain) Loss on Disposal or Sales of Property and Equipment—Net

      For the year ended March 31, 2004, gain on disposal or sales of property and equipment—net was ¥3.9 billion, an improvement by ¥5.6 billion compared with the year ended March 31, 2003. This improvement is mostly attributable to a gain of ¥5.7 billion on sales of Mitsui’s corporate residences and dormitories in Japan. The corporate residences and dormitories on which we recorded a gain on sales during the year ended March 31, 2004 had been acquired long before the land prices significantly increased in Japan in the late 1980s and the early 1990s.

      For the year ended March 31, 2003, loss on disposal or sales of property and equipment—net, which were mainly incurred by domestic subsidiaries, were not significant.

Impairment Loss of Long-Lived Assets

      The impairment loss of long-lived assets for the year ended March 31, 2004 slightly decreased by ¥1.2 billion to ¥22.7 billion. The main elements of impairment losses for the year ended March 31, 2004 were as follows:

•	Impairment losses on Mitsui’s corporate residences and dormitories of ¥8.0 billion were recorded due to a further decline in land prices in Japan. The corporate residences and dormitories on which we recorded impairment losses during the year ended March 31, 2004 had been acquired mainly in the early 1990s;

•	In the Machinery, Electronics & Information Segment, there were impairment losses of ¥4.3 billion that resulted from the exit from and disposal of certain businesses at NBI Corporation (formerly Toyo Valve Co., Ltd.) and Mitsui Bussan Machinery Co., Ltd.; and

•	Impairment losses were also recorded at two domestic subsidiaries that operate golf courses.

      For more information on our reevaluation and restructuring of subsidiaries and associated companies, see Note 23, “EXIT OR DISPOSAL ACTIVITIES.” As compared with the year ended March 31, 2003, we saw the following improvement in impairment losses on long-lived assets for the year ended March 31, 2004:

•	For the year ended March 31, 2003, there was an impairment loss of ¥9.4 billion on MD-11 leased aircraft due to a substantial decline in the fair value of this type of aircraft. For the year ended March 31, 2004, a similar loss on our leased aircraft was not significant;

•	In the Energy Segment, there was an impairment loss of ¥9.2 billion mainly related to gas stations operated by Mitsui Oil & Gas Co., Ltd. and Kokusai Oil & Chemical Co., Ltd. for the year ended March 31, 2003. For the year ended March 31, 2004, such losses were immaterial; and

•	MITSUI FOODS CO., LTD. recorded an impairment loss on unused land in Japan for the year ended March 31, 2003. For the year ended March 31, 2004, it reported an immaterial impairment loss resulting from the gradual integration and closing of distribution facilities.

Other Expense—Net

      For the year ended March 31, 2004, other expense—net increased by ¥17.9 billion to ¥28.9 billion. The increase was mainly caused by:

•	litigation charges of ¥13.7 billion related to the settlement of an antitrust lawsuit filed against our U.S. subsidiary, Bioproducts Inc., which manufactures and sells feed ingredient; and

•	restructuring charges of ¥7.0 billion arising from certain subsidiaries such as Mitsui Bussan Machinery Co., Ltd. and NBI Corporation. For more information, see Note 23, “EXIT OR DISPOSAL ACTIVITIES.”

      With regard to the litigation charges related to Bioproducts Inc., there are still pending lawsuits, but we believe there is less than a reasonable possibility that the pending lawsuits would materially affect our results of operations. For more details, see Note 21, “COMMITMENTS AND CONTINGENT LIABILITIES.”

      For the year ended March 31, 2003, out of ¥11.0 billion of other expense—net, litigation charges were ¥4.1 billion which included the charge in connection with the lawsuits against Novus International, Inc., one of our U.S. subsidiaries. Additionally, there were foreign exchange losses amounting to ¥2.4 billion mainly at Mitsui due to the yen appreciation.

Income Taxes

      Income taxes for the year ended March 31, 2004 increased by ¥6.0 billion to ¥44.8 billion compared with the year ended March 31, 2003. The effective tax rate was 52%, which was higher than the normal statutory corporate tax rate of 42% in Japan. The difference was primarily caused by the valuation allowance provided for deferred tax assets for operating losses of certain subsidiaries. For the year ended March 31, 2003, the effective tax rate of 60% was also mainly due to a valuation allowance for operating losses of certain subsidiaries. For more detailed information on our income taxes, see Note 20, “INCOME TAXES.”

Minority Interests in Earnings of Subsidiaries

      For the year ended March 31, 2004, minority interests in earnings of subsidiaries increased by ¥3.1 billion to ¥7.5 billion from the year ended March 31, 2003. The increase was mainly attributable to the strong performance of an Indian iron ore subsidiary, Sesa Goa Limited, in which the minority interest portion was 49% for the year ended March 31, 2004.

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

      For the year ended March 31, 2004, equity in earnings of associated companies—net rose by ¥24.8 billion to ¥40.1 billion due to the following:

•	In the Energy Segment, earnings increased at Japan Australia LNG (MIMI) Pty. Ltd. (“JAL-MIMI”), which operates in Western Australia, as both sales volumes and crude oil prices rose;

•	In the Metal Products & Minerals Segment, the operating results of Valepar S.A., the Brazilian holding company of Companhia Vale do Rio Doce (“CVRD”), were included from the second quarter of the year ended March 31, 2004, and there were higher earnings of Compania Minera Dona Ines de Collahuasi SCM, a copper mine development company in Chile reflecting rising copper prices from around the middle of the year ended March 31, 2004; and

•	In the Machinery, Electronics & Information Segment, earnings rose at P.T. Paiton Energy in Indonesia due to higher electric power sales volume and at overseas automobile sales subsidiaries.

      For the year ended March 31, 2003, there were contributions from associated companies in the Energy and the Metal Products & Minerals segments, which were offset by the substantial losses from:

•	an other than temporary decline in the value of investments in NextCom K.K., a domestic associated company engaged in the information technology business, as a result of the sharp decline in its stock price, and an increase in the reserve for impaired loans at Furukawa Industrial S.A. Produtos Eletrico (“FISA”), a telecommunications associated company in Brazil; and

•	an impairment loss on a production facility of Vinylchloride (Malaysia) Sdn. Bhd. (“VCM-Malaysia”), an overseas associated company in the chemical business.

      The absence of such significant losses for the year ended March 31, 2004 was another reason for the increase in net equity in earnings of associated companies.

Loss from Discontinued Operations—Net (After Income Tax Effect)

      For the year ended March 31, 2004, loss from discontinued operations was ¥4.0 billion. The primary component of the loss from discontinued operations was the disposal of Takeoka Golf Club, amounting to ¥3.5 billion after income taxes. Takeoka Golf Club, which had been engaged in the operation of a public golf club in Japan, suffered from the declining number of visitors due to keen competition with adjacent golf clubs and was disposed of by sale during the year ended March 31, 2004.

      The year ended March 31, 2003 loss from discontinued operations was ¥5.5 billion. The primary components of loss from discontinued operations for the year ended March 31, 2003 were related to the following petrochemical subsidiaries in North America and amounted to ¥6.3 billion after income tax effect:

•	Transpacific Glycols, Inc., a subsidiary partially reported in both the Chemical and Americas segments, which had been engaged in the sale of ethylene glycol, had ceased its sales operations during the year ended March 31, 2003 due to its declining performance caused by overall market conditions; and

•	Pacific Ammonia Inc., a subsidiary reported in the Chemical Segment, which had been engaged in the manufacture and sale of ammonia primarily on the West Coast of the United States, had suffered from high natural gas costs, its main raw material ingredient, and a relatively weak ammonia price due to a worldwide oversupply. Due to this business environment, Pacific Ammonia Inc. recognized an impairment loss on fixed assets during the year ended March 31, 2003 based on a plan to dispose of the operation by sale.

      For additional information about our discontinued operations, see Note 4, “DISCONTINUED OPERATIONS.”

Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)

      On April 1, 2003, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes the related cost by increasing the carrying amount of the long-lived asset. We recognized the cumulative effect of the initial application of SFAS No. 143 as a separate line item in the Statements of Consolidated Income under “Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)” amounting to ¥2.3 billion including our share of amounts attributable to associated companies. This represents the difference between the net amount that was recognized in the Consolidated Balance Sheets upon the retroactive application of SFAS No. 143 as of April 1, 2003 and the amounts recognized in the Consolidated Balance Sheets at that date prior to the application of SFAS No. 143. The asset retirement obligations are principally related to the costs of dismantling and removing mining facilities and gas production facilities owned by subsidiaries and associated companies in Australia, which are engaged in mining operations or oil and gas producing activities.

      For additional information about the cumulative effect of change in accounting principle, see Note 11, “ASSET RETIREMENT OBLIGATIONS.”

Summary of Results of Operations for the Year Ended March 31, 2003

      Although the global economy seemed to have bottomed out after the events of September 11, 2001, the recovery was not strong enough, except for some areas in Asia. Deflation, weakening stock markets, and the situation in Iraq prevented a quick recovery in the global economy.

      For the year ended March 31, 2003, we recorded net income of ¥31.1 billion, a decrease of ¥24.2 billion or 43.8% from ¥55.3 billion for the year ended March 31, 2002.

      The main factors affecting our operating results during the year ended March 31, 2003 included improved performance by the Energy Segment due to active trading in crude oil and petroleum products by overseas subsidiaries, and improved performances by the Metal Products & Minerals Segment which experienced increasing numbers of transactions involving iron ore, coal and metal products. On the other hand, such improved performance was offset by:

•	lack of business confidence and weak domestic demand in a broad range of business areas, despite the Japanese government’s easy-money policies and the supplementary budget announced in November 2002 containing additional expenditures of ¥3 trillion;

•	continued asset deflation in Japan, particularly declines in the values of real estate and listed equity securities in Japan partly due to uncertainty caused by the long-standing problem of non-performing loans in the domestic financial sector;

•	the divestiture of construction materials sales operations which led to a lower volume of transactions in the Domestic Branches and Offices Segment; and

•	a lower number of transactions in the Machinery, Electronics & Information Segment which was partially due to a decrease in plant exports.

      Compared to the results of operations during the year ended March 31, 2002:

•	Our gross profit rose by ¥23.4 billion, to ¥568.6 billion. Selling, general and administrative expenses increased by ¥11.9 billion, to ¥456.3 billion, primarily due to early retirement severance benefit payouts;

•	The provision for doubtful receivables decreased by ¥7.3 billion to ¥13.6 billion;

•	Interest expense, net of interest income, improved from the year ended March 31, 2002 because of repeated interest rate cuts in the United States and in Europe in an attempt to improve their respective economies;

•	a loss on impairment of aircraft due to the continued decline in the aircraft market after September 11, 2001; and

•	Equity in earnings of associated companies—net (after income tax effect) decreased by ¥8.5 billion from the year ended March 31, 2002 to ¥15.3 billion, due to the write-down of domestic investments to reflect the other than temporary decline in stock prices and facilities owned by overseas associated companies.

      As a result of these developments, and after the deduction of a net loss of ¥5.5 billion from discontinued operations, net income was ¥31.1 billion.

      The change in the value of the yen against foreign currencies decreased our gross profit by approximately ¥1.5 billion. The average exchange rate for the U.S. dollar to the Japanese yen for the year ended March 31, 2003 was ¥121.20=U.S.$1 compared with ¥122.21=U.S.$1 for the year ended March 31, 2002.

Discussion and Analysis of Operating Results for the Year Ended March 31, 2003

	Millions of Yen

	Year ended March 31,

	2003	2002
	As restated	As restated	Change

Revenues:
Sales of products	¥2,324,849	¥2,025,969	¥298,880
Sales of services	390,079	389,512	567
Other sales	73,223	75,769	(2,546)

Total revenues	2,788,151	2,491,250	296,901
Cost of Revenues:
Cost of products sold	2,137,328	1,857,122	280,206
Cost of services sold	44,706	45,432	(726)
Cost of other sales	37,472	43,495	(6,023)

Total cost of revenues	2,219,506	1,946,049	273,457

Gross Profit	568,645	545,201	23,444

Other Expenses (Income):
Selling, general and administrative	456,349	444,467	11,882
Provision for doubtful receivables	13,649	20,981	(7,332)
Interest expense, net of interest income	2,764	12,799	(10,035)
Dividend income	(16,266)	(18,191)	1,925
Gain on securities contributed to an employee retirement benefit trust	(15,831)	(29,242)	13,411
Gain on sales of securities—net	(11,026)	(31,310)	20,284
Loss on write-down of securities	37,907	43,183	(5,276)
Loss on disposal or sales of property and equipment—net	1,745	2,456	(711)
Impairment loss of long-lived assets	23,903	24,442	(539)
Other expense—net	10,983	10,717	266

Total other expenses	504,177	480,302	23,875

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings	64,468	64,899	(431)
Income Taxes	38,757	31,745	7,012

Income from Continuing Operations before Minority Interests and Equity in Earnings	25,711	33,154	(7,443)
Minority Interests in (Earnings) Losses of Subsidiaries	(4,411)	2,971	(7,382)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	15,295	23,783	(8,488)

Income from Continuing Operations	36,595	59,908	(23,313)
Loss from Discontinued Operations—Net (After Income Tax Effect)	(5,457)	(4,537)	(920)

Net Income	¥31,138	¥55,371	¥(24,233)

Changes of Subsidiaries’ Fiscal Year-Ends to March 31 During the Year Ended March 31, 2002

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

      The main subsidiaries that accounted for the loss in the stub period were Global Octanes Holding Inc. and Global Octanes Investment Inc., which experienced trouble in operations at certain plants; Mitalco Inc., which was forced to stop production due to an electricity price increase; and certain other subsidiaries such as MITSUI FOODS CO., LTD. that experienced losses due to the seasonality of their businesses.

      Other comprehensive income generated during the stub period by those subsidiaries amounted to a profit of ¥1.6 billion. Other comprehensive income during the stub period was mainly generated from foreign currency translation adjustments and net unrealized gains on derivatives, mainly foreign exchange forward contracts, reflecting yen depreciation for the period.

Sales of Products

      For the year ended March 31, 2003, sales of products were ¥2,324.8 billion, ¥298.9 billion more than ¥2,026.0 billion reported for the year ended March 31, 2002. The major reason for this increase was a ¥137.8 billion increase in revenues of subsidiaries involved in the oil and gas trading activities, mainly due to the increased sales volume and higher oil price in petroleum products and an ¥89.3 billion increase in revenues associated with chemical products, mainly due to the recovery of market prices of certain petrochemical products, such as olefin, reflecting increasing demand in Asia.

Sales of Services

      Sales of services were ¥390.1 billion for the year ended March 31, 2003, an increase of ¥0.6 billion from ¥389.5 billion for the year ended March 31, 2002. Major components of this revenue category for the year ended March 31, 2003 were revenues related to sales and purchases of products, which are reported net under EITF No. 99-19. Revenues from these sources increased from ¥272.9 billion for the year ended March 31, 2002 to ¥273.6 billion for the year ended March 31, 2003. Revenues from logistics and warehouse services, information and communication services, technical support and many other types of services increased from ¥76.2 billion for the year ended March 31, 2002 to ¥77.5 billion for the year ended March 31, 2003. Revenues from commissions for facilitating conclusion of the contracts between manufacturers and customers and for delivering products between suppliers and customers decreased from ¥40.5 billion for the year ended March 31, 2002 to ¥39.0 billion for the year ended March 31, 2003.

Other Sales

      For the year ended March 31, 2003, leasing revenues decreased from ¥52.9 billion to ¥49.9 billion and derivative trading revenues increased from ¥19.7 billion to ¥22.1 billion.

Gross Profit

Gross profit classified by category of revenues

      For the year ended March 31, 2003, gross profit (“GP”) increased by ¥23.5 billion to ¥568.7 billion. The change in GP and GP ratio classified by category of revenues is as set forth below:

	Billions of Yen

	Year ended March 31

	2003		2002		Change

	GP	GP ratio	GP	GP ratio	GP	GP ratio

Gross profit from sales of products	¥187.5	8.1%	¥168.8	8.3%	¥18.7	(0.2)%
Gross profit from sales of services	345.4	88.5%	344.1	88.3%	1.3	0.2%
Gross profit from other sales	35.7	48.8%	32.3	42.6%	3.4	6.2%

Total	¥568.6	20.4%	¥545.2	21.9%	¥23.4	(1.5)%

      Gross profit from sales of products for the year ended March 31, 2003 increased ¥18.7 billion from the year ended March 31, 2002. This increase was mainly due to the contributions of Mitsui Iron Ore Development Pty. Ltd., resulting from the growth in output driven by high level worldwide production in the steel industry and newly acquired subsidiaries, such as Mitsui E&P Middle East B.V.

      Gross profit ratio of other sales for the year ended March 31, 2003 improved 6.2 points compared with the year ended March 31, 2002, mainly due to the increase in foreign exchange derivative trading and energy derivative trading revenues which were reported net under U.S. GAAP and whose gross profit ratio becomes 100%.

Gross profit classified by operating segment

      The following table presents major elements of the improvement in gross profit classified by operating segment compared with the year ended March 31, 2002:

	Billions of Yen

	Year ended March 31,

Segment	2003	2002	Change

Chemical	¥60.9	¥53.5	¥7.4
Machinery, Electronics & Information	118.0	112.4	5.6
Energy	53.0	48.1	4.9
Metal Products & Minerals	70.7	67.4	3.3

•	Market prices of petrochemical products, such as olefin, recovered, reflecting increasing demand in Asia, which caused an increase in gross profit for the Chemical Segment;

•	In the Machinery, Electronics & Information Segment, foreign subsidiaries in the automobile distribution and ocean vessel leasing and financing business recorded strong performances with increasing transactions;

•	In the Energy Segment, a newly established subsidiary, Mitsui E&P Middle East B.V., acquired a new mineral right in the Middle East, which contributed to the increase in gross profit. The Energy Segment also reported strong performance in oil products trading; and

•	In the Metal Products & Minerals Segment, Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holding Pty. Ltd. recorded growth due to the high level of production worldwide by steel mills, reflecting strong demand in Asian countries, especially in China, where, due to its recent entry into the World Trade Organization, there have been increasing foreign and public investments in local infrastructure.

      However, the Domestic Branches and Offices Segment recorded a decline in gross profit because of the continued sluggishness in the Japanese economy and the spin-off of the domestic building material business to Sumisho & Mitsuibussan Kenzai Co., Ltd. The Consumer Products & Services Segment also experienced a decline in gross profit, primarily due to the decline in the profitability of the food business conducted at Mitsui.

Selling, General and Administrative Expenses

      Selling, general and administrative expenses for the year ended March 31, 2003 increased due primarily to a ¥7.1 billion increase in expense of the Early Retirement Support Plan at Mitsui, which was recorded in its entirety as personnel expenses, and additional costs in connection with newly acquired subsidiaries.

Provision for Doubtful Receivables

      The provision for doubtful receivables for the year ended March 31, 2003 decreased to ¥13.6 billion.

      For the year ended March 31, 2003, this provision was mainly related to the amounts due from United Air Lines, Inc. and other aircraft-related receivables caused by the deterioration in the business environments of the worldwide airline industry, especially in the United States; receivables from customers in Argentina and Honduras reflecting their weak economic conditions; and receivables from domestic customers at MITSUI FOODS CO., LTD. and Mitsui Bussan Plant & Project Corporation. The provision for the year ended March 31, 2002 was made principally in connection with machinery, general merchandise, foods, and certain other transactions.

Interest Expense, Net of Interest Income

      The average of the month-end U.S. dollar three-month LIBOR was 1.63% for the year ended March 31, 2003, which fell from 2.82% for the year ended March 31, 2002 because of repeated interest rate cuts in the United States. The average of the month-end Japanese yen three-month LIBOR was 0.07% and 0.08% for the year ended March 31, 2003 and 2002, respectively. Under such circumstances, our interest expense, net of interest income, declined to ¥2.8 billion primarily at overseas subsidiaries.

Dividend Income

      Dividend income for the year ended March 31, 2003 was ¥16.3 billion, a decrease of ¥1.9 billion from the year ended March 31, 2002. This was mainly due to the decreased amount of dividends received by Mitsui & Co. (Hong Kong) Ltd. Dividends from investments in the Energy Segment, principally LNG projects in the Middle East, were stable compared to the year ended March 31, 2002.

Gain on Securities Contributed to an Employee Retirement Benefit Trust

      Mitsui made an additional contribution of certain available-for-sale securities to this trust for the year ended March 31, 2003 and recorded a ¥15.8 billion gain on the contribution.

      This represented a decline of ¥13.4 billion from the gain of ¥29.2 billion recognized on the contribution of certain available-for-sale securities to the employee retirement benefit trust for the year ended March 31, 2002.

Gain on Sales of Securities—Net

      The net gain on sales of securities decreased to ¥11.0 billion, which included a gain of ¥3.7 billion from the sale of information technology-related stock, and a gain of ¥2.1 billion from the exchange of shares accompanying the merger of Japan Airlines Company, Ltd. and Japan Air System Co., Ltd. The decrease from the year ended March 31, 2002 was primarily due to the ¥16.2 billion gain for the year ended March 31, 2002 from the exchange of shares accompanying the merger of The Sakura Bank, Ltd. and The Sumitomo Bank, Ltd.

Loss on Write-Down of Securities

      Japanese stock markets experienced a significant downturn during the period from the year ended March 31, 2001 to the year ended March 31, 2003. The Nikkei stock average closed at ¥7,972.71, ¥11,024.94, and ¥12,999.70 yen on March 31, 2003, 2002 and 2001, respectively. We recognized impairment losses in each of the above reporting periods on marketable securities with other than temporary declines in their fair values. Most of the impairment losses were related to shares of Japanese banking institutions where the significant amounts of impaired loans held by them led investors to doubt the financial stability of the Japanese banking system.

      The decline in the Japanese stock market for the year ended March 31, 2003 also reflected the general economic recession in Japan, which forced many companies to record operating losses, causing the reduction of net assets of those companies. In the ordinary course of business, we, as a general trading company, hold a large number of non-marketable securities. For those investments that exhibit indicators of potential impairment, the impairment is individually determined and recorded, when necessary, based on the facts and circumstances available throughout the year. Specifically, on a quarterly basis, we obtain financial statements for investees with deteriorated financial condition, earnings performance or business prospects, and recognize an impairment loss when necessary.

      For the year ended March 31, 2003, the loss on write-down of securities was ¥37.9 billion, including a ¥15.6 billion loss in marketable securities, which primarily included equity securities of banking institutions amounting to ¥9.0 billion, and a ¥22.1 billion loss in non-marketable securities, which included equity securities of information technology-related companies amounting to ¥7.6 billion.

      For the year ended March 31, 2002, valuation losses of ¥34.5 billion were reported on marketable securities, including the equity securities of banking institutions amounting to ¥28.8 billion, reflecting the fall in stock prices in Japan, of which the decline in fair value was considered other than temporary, bringing the total of valuation losses on securities to ¥43.2 billion.

Loss on Disposal or Sales of Property and Equipment—Net

      For the year ended March 31, 2003, total loss on disposal or sales of property and equipment—net decreased by ¥0.7 billion to ¥1.7 billion, mainly reported in Japan. For the year ended March 31, 2002, the loss on disposal or sales of property and equipment— net was ¥2.5 billion, representing the disposal of fixed assets of domestic subsidiaries.

Impairment Loss of Long-Lived Assets

      The total impairment loss of long-lived assets for the year ended March 31, 2003 decreased to ¥23.9 billion, due to a decline in the market value of leased aircraft and the decline in land value owned by certain domestic subsidiaries of the Energy Segment. For the year ended March 31, 2002, we recognized impairment loss mainly on the land held by Mitsui and land and equipment to be disposed of by Mitsui and certain of its subsidiaries.

Other Expense—Net

      Other expense—net for the year ended March 31, 2003 was ¥11.0 billion, a slight increase from the year ended March 31, 2002. The foreign exchange rate for yen per U.S. dollar was lower for the year ended March 31, 2003 compared to the year ended March 31, 2002, which caused an increase in the foreign exchange loss on net assets denominated in foreign currencies by ¥7.5 billion to ¥2.4 billion loss for the year ended March 31, 2003 compared with ¥5.1 billion gain for the year ended March 31, 2002. However, the decrease in the litigation charges to ¥4.1 billion for the year ended March 31, 2003 from ¥12.5 billion for the year ended March 31, 2002 in connection with the lawsuits against Novus International, Inc. that had existed for the year ended March 31, 2002 offset this increase in the foreign exchange loss.

Income Taxes

      For the year ended March 31, 2003, income taxes amounted to ¥38.8 billion, representing an increase of ¥7.0 billion from the year ended March 31, 2002, of which ¥5.9 billion resulted from the valuation allowance provided on deferred tax assets for operating losses of certain subsidiaries.

      The normal effective statutory tax rate in Japan for the year ended March 31, 2003 was 42%, the same as the rate in the previous fiscal year. On March 31, 2003, the tax laws in Japan were amended, and an enterprise tax based on the size of the business will be introduced for the year ending March 31, 2005. As a result, the statutory tax rate for the year ending March 31, 2005 will be approximately 41%, effective from April 1, 2004. The newly enacted statutory tax rate was used in calculating the deferred tax assets and liabilities as of March 31, 2003 for those temporary differences which are expected to be realized or settled after March 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities was insignificant.

Minority Interests in (Earnings) Losses of Subsidiaries

      Minority interests in earnings of subsidiaries increased by ¥7.4 billion to ¥4.4 billion for the year ended March 31, 2003. Earnings of subsidiaries increased mainly due to strong performances of overseas subsidiaries for energy development in the Middle East and Australia, including Mitsui E&P Middle East B.V. and Wandoo Petroleum Pty., Ltd.

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

      Net equity in earnings of associated companies for the year ended March 31, 2003 decreased to ¥15.3 billion. This was attributable to the write-down for an other than temporary decline in the value of investments in NextCom K.K., a domestic associated company engaged in the information technology business, as a result of the sharp decline in its stock price; an impairment loss on a production facility of VCM-Malaysia, an overseas associated company in the chemical business; and an increase in reserve for impaired loans at FISA.

Loss from Discontinued Operations—Net (After Income Tax Effect)

      For the year ended March 31, 2003, loss from discontinued operations was ¥5.5 billion. The primary components of loss from discontinued operations for the year ended March 31, 2003 were the following petrochemical subsidiaries in North America amounting to ¥6.3 billion after income tax effect:

•	Transpacific Glycols, Inc., a subsidiary partially reported in both the Chemical and Americas segments, had been engaged in the sale of ethylene glycol, but ceased its sales operations during the year ended March 31, 2003 due to its declining performance caused by the overall market conditions; and

•	Pacific Ammonia Inc., a subsidiary reported in the Chemical Segment, which had been engaged in the manufacture and sale of ammonia primarily on the West Coast of the United States, suffered from high natural gas costs as its main raw material ingredient and a relatively weak ammonia price due to a worldwide oversupply situation. Considering this business environment, Pacific Ammonia Inc. recognized an impairment loss of fixed assets during the year ended March 31, 2003 based on the plan to dispose of the operation by sale.

Operating Results by Operating Segment

      The business units of the head corporate office of Mitsui, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with branches and offices that are located in Japan and overseas countries and with overseas trading subsidiaries in planning and executing their strategies for products or regions. The branches, offices, and overseas trading subsidiaries are separate operating units, which are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their subsidiaries and associated companies in collaboration with the business units. Therefore, our operating segments consist of product-focused operating segments comprised of the business units of the head corporate office of Mitsui and region-focused operating segments comprised of branches, offices and overseas trading subsidiaries.

      Our operating segments have been aggregated based on the nature of the products and other criteria into five product-focused reportable operating segments and four region-focused reportable operating segments, totaling nine reportable operating segments.

Gross Profit

	Millions of Yen

	Metal	Machinery,			Consumer	Domestic			Other		Adjustments
Year ended	Products &	Electronics &			Products &	Branches			Overseas		and	Consolidated
March 31,	Minerals	Information	Chemical	Energy	Services	and Offices	Americas	Europe	Areas	All Other	Eliminations	Total

2004	¥77,452	¥128,357	¥83,003	¥53,814	¥116,254	¥39,962	¥39,871	¥19,965	¥24,060	¥27,324	¥(141)	¥609,921
2003	70,674	117,987	60,871	53,027	105,947	41,405	44,584	22,470	23,503	29,721	(1,544)	568,645
2002	67,397	112,425	53,476	48,061	108,610	47,553	45,096	20,623	21,929	27,735	(7,704)	545,201

Operating Income (Loss)

	Millions of Yen

	Metal	Machinery,			Consumer	Domestic			Other		Adjustments
Year ended	Products &	Electronics &			Products &	Branches			Overseas		and	Consolidated
March 31,	Minerals	Information	Chemical	Energy	Services	and Offices	Americas	Europe	Areas	All Other	Eliminations	Total

2004	¥30,547	¥23,683	¥29,319	¥21,686	¥20,026	¥9,540	¥7,691	¥3,030	¥(1,062)	¥3,269	¥(27,147)	¥120,582
2003	25,722	10,607	16,248	25,541	19,897	6,760	9,485	4,163	(1,931)	5,942	(23,787)	98,647
2002	19,847	10,027	8,185	16,661	5,082	8,873	11,750	4,484	(4,700)	3,257	(3,713)	79,753

Net Income (Loss)

	Millions of Yen

	Metal	Machinery,			Consumer	Domestic			Other		Adjustments
Year ended	Products &	Electronics &			Products &	Branches			Overseas		and	Consolidated
March 31,	Minerals	Information	Chemical	Energy	Services	and Offices	Americas	Europe	Areas	All Other	Eliminations	Total

2004	¥23,591	¥7,298	¥10,000	¥23,954	¥12,554	¥11,606	¥161	¥693	¥7,758	¥4,703	¥(33,931)	¥68,387
2003	14,944	(4,916)	(5,850)	22,605	3,983	6,994	3,291	2,845	6,193	9,738	(28,689)	31,138
2002	9,449	13,377	(4,893)	22,152	2,756	6,773	6,461	3,911	5,271	8,711	(18,597)	55,371

Operating Income (Loss)

      Operating income is included in the measure of segment profit and loss reviewed by the chief operating decision maker. Operating income (loss) reflects our (a) Gross Profit, (b) Selling, general and administrative expenses, (c) Provision for doubtful receivables and (d) Government grant for transfer of substitutional portion of EPF, as presented in the Statements of Consolidated Income.

Results of Operations for the Year Ended March 31, 2004

Metal Products & Minerals Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥77,452	¥70,674	¥6,778
Operating Income	30,547	25,722	4,825
Net Income	23,591	14,944	8,647

      For the year ended March 31, 2004, gross profit increased by ¥6.8 billion to ¥77.5 billion, primarily attributable to the growth at overseas subsidiaries engaged in iron and steel raw materials driven by higher demand in China and other areas of Asia as well as strong market prices. Operating income also rose by ¥4.8 billion to ¥30.5 billion, reflecting the increase in gross profit.

      For the year ended March 31, 2004, iron ore production volume at Australian iron ore subsidiaries, including Mitsui Iron Ore Development Pty. Ltd., increased by 3.6 million tonnes, reflecting strong demand for iron ore in China and other countries. During the year ended March 31, 2004, the U.S. dollar price of iron ore increased by 9% compared with the price of iron ore for the year ended March 31, 2003. Meanwhile, during the year ended March 31, 2004, the Australian dollar appreciated steeply against the U.S. dollar, rising from an average of U.S.$0.5656 for the year ended March 31, 2003 to U.S.$0.6941 for the year ended March 31, 2004, which reduced Australian dollar denominated revenues at Mitsui Iron Ore Development Pty. Ltd. and a coal subsidiary Mitsui Coal Holdings Pty. Ltd. As a result, gross profit and operating income at Australian iron and steel raw material subsidiaries remained at the same high levels as for the year ended March 31, 2003. At an iron ore subsidiary, Sesa Goa Limited in India, there were sharp increases in gross profit and operating income because of growing iron ore exports to China and higher market prices of products in India.

      In addition, gross profit from steel scrap operations in the United States and Japan also increased as market prices rose in the first half of the year ended March 31, 2004.

      For steel products, gross profit declined slightly. Although exports to China and other Asian countries were stepped up and prices increased in Japan, gross profit for the year ended March 31, 2003 had included a significant contribution from highly profitable steel pipe export projects to China and other Asian countries, which did not continue into the year ended March 31, 2004.

      Net income for the year ended March 31, 2004 was ¥23.6 billion, increased by ¥8.6 billion, which was attributable to the increase in equity earnings of associated companies as well as the above-mentioned growth in operating income. The following are reasons for the increase in equity in earnings of associated companies:

•	In the iron and steel raw material operations, we sold shares of Caemi in September 2003 under a sales contract in March 2003 with CVRD, a Brazilian producer of iron ore and other minerals, and recognized a gain of ¥4.4 billion. At the same time, Mitsui acquired an 18.24% voting share of the outstanding shares of Valepar S.A., a controlling shareholder of CVRD that owns a 52.3% voting share of CVRD. Due to the strong performance of CVRD, our equity in earnings of Valepar S.A. for the year ended March 31, 2004 was ¥2.5 billion; and

•	In the non-ferrous metal operations, equity in earnings of Compania Minera Dona Ines de Collahuasi SCM, a copper mine development company in Chile, rose to ¥1.9 billion as the global market price of copper increased from around the middle of the year ended March 31, 2004.

Machinery, Electronics & Information Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥128,357	¥117,987	¥10,370
Operating Income	23,683	10,607	13,076
Net Income (Loss)	7,298	(4,916)	12,214

      Gross profit for the year ended March 31, 2004 increased by ¥10.4 billion to ¥128.4 billion. The main elements of the growth were:

•	the contribution of large-scale electrical machinery and plant projects, including a power plant in Malaysia and an oil refinery in Russia;

•	in the information technology category, the increase at Mitsui & Associates Telepark Corporation by ¥3.0 billion reflected the introduction of new cell phone models which raised the sales volume and the contribution by newly acquired subsidiaries including Cablenet Saitama Co., Ltd.

•	higher gross profit at automobile sales companies and logistics and transportation companies in certain areas of the world; and

•	increased sales and lease operations for ocean transport vessels as market prices, including the price of used vessels, climbed, despite lower gains on sales of leased aircraft.

      For the year ended March 31, 2004, operating income of ¥23.7 billion was also much higher by ¥13.1 billion due to an increase in gross profit and a decrease in provision for doubtful receivables, in contrast to the year ended March 31, 2003 when this segment suffered from provisions for doubtful receivables from: United Airlines, Inc. and other airline companies; domestic customers at Mitsui Bussan Plant & Project Corp.; and communications and transportation projects in Argentina.

      For the year ended March 31, 2004, in addition to an increase in operating income, net income recovered to ¥7.3 billion, an increase of ¥12.2 billion, which was primarily due to the recovery of equity in earnings of associated companies from the year ended March 31, 2003, in spite of a material write-down of securities for the year ended March 31, 2004 held by this segment.

      There was a ¥21.7 billion impairment loss on Mitsui’s investment in telecommunications carrier POWEREDCOM, Inc. in consideration of the deterioration in its financial position reflecting the operating loss caused by the fierce price competition along with expansion of the Internet and the decrease in revenues from fixed-line business, partly offset by a gain on the sale of all shares held in SKY Perfect Communications Inc.

      For the year ended March 31, 2003, we recorded an impairment loss of ¥9.4 billion on MD-11 leased aircraft due to a substantial decline in the fair value of this type of aircraft. As the business environment in the airline industry also remained weak during the year ended March 31, 2004, we posted another, but much less significant, impairment loss. Furthermore, in conjunction with our effort of reevaluating and restructuring the businesses of subsidiaries and associated companies, we sold the valve business of NBI Corporation due to declining demand for its products caused by the sluggish capital investment in Japan. We also reorganized Mitsui Bussan Machinery Co., Ltd. due to its poor performance caused by the shrinking construction and industrial machinery market. Regarding these two subsidiaries, we recorded impairment losses on property and equipment of ¥4.3 billion and other expense-net of ¥3.7 billion.

      Equity in earnings of associated companies for the year ended March 31, 2003 was impacted by an impairment of ¥4.5 billion at NextCom K.K. in Japan because of the other-than-temporary decline in the fair value of the securities and a loss of ¥4.6 billion at FISA, a telecommunications associated company in Brazil, because of a significant provision for doubtful receivables. The absence of such items for the year ended March 31, 2004 generated a substantial increase in equity in earnings of associated companies because of:

•	increasing sales volume of electric power at P.T. Paiton Energy in Indonesia;

•	growth in sales at QVC Japan, Inc., our associated company engaged in a television shopping service that broadcasts live retail programs, as the number of viewers increased; and

•	increased production and sales of automobile companies in Canada and Indonesia.

Chemical Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥83,003	¥60,871	¥22,132
Operating Income	29,319	16,248	13,071
Net Income (Loss)	10,000	(5,850)	15,850

      For the year ended March 31, 2004, gross profit increased by ¥22.1 billion to ¥83.0 billion due primarily to higher market prices of ammonia and other petrochemicals.

      During the year ended March 31, 2004, market prices of petrochemicals climbed along with prices of crude oil and natural gas. The price of ammonia reached the highest level in 30 years, and prices of olefins, aromatics, synthetic textile materials and other petrochemicals also increased. In addition, there was higher demand in Asia for all categories of petrochemicals. The result was growth in gross profit of petrochemical products, chiefly ammonia. In the plastics business, a new operation in China that produces liquid crystal cells for personal computers and mobile phones contributed to growth in gross profit.

      Operating income for the year ended March 31, 2004 was ¥29.3 billion. The improvement of ¥13.1 billion was attributable to the increase in gross profit.

      This segment turned net loss for the year ended March 31, 2003 to net income of ¥10.0 billion for the year ended March 31, 2004, an improvement of ¥15.9 billion. In the petrochemicals business, losses were recorded for the year ended March 31, 2003 due to the discontinued operations at two North American subsidiaries, Transpacific Glycols, Inc. and Pacific Ammonia Inc. In addition, impairment losses of long-lived assets in a factory of a Malaysian associated company, VCM-Malaysia were recorded due to the lower market price for the year ended March 31, 2003. For the year ended March 31, 2004, there were no significant charges of this nature, which contributed to the improvement of net income for the year ended March 31, 2004, along with the increase in operating income.

      During the year ended March 31, 2004, losses on write-down of securities were decreased from the year ended March 31, 2003 and included a ¥3.1 billion loss in investment in Ishihara Sangyo Kaisha, Ltd. Additionally, we recorded a ¥1.5 billion loss in the investment in Mitsui Denman (Ireland) Co., Ltd. for the year ended March 31, 2004.

      However, this segment recorded a loss of ¥2.8 billion for the year ended March 31, 2004, after income tax effect, reflecting the segment’s share of charges for the settlement of choline chloride antitrust lawsuits by Bioproducts Inc., a U.S. subsidiary jointly owned by the Chemical Segment and Mitsui & Co. (U.S.A.), Inc. that produces choline chloride, a feed ingredient.

Energy Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥53,814	¥53,027	¥787
Operating Income	21,686	25,541	(3,855)
Net Income	23,954	22,605	1,349

      Gross profit for the year ended March 31, 2004 increased slightly by ¥0.8 billion to ¥53.8 billion. Gross profit rose at Mitsui Oil & Gas Co., Ltd., as a result of an increase in sales prices of petroleum products which more than offset the increase in costs of these products. However, this increase was offset by petroleum products trading losses at Arcadia Petroleum Ltd.

      Crude oil prices (Japan Crude Cocktail) were strong during the year ended March 31, 2004 due to OPEC’s announcement of its decision to cut production in the middle of the year ended March 31, 2004, turmoil in Iraq, and a low inventory level of petroleum products. The average price of crude oil per barrel rose from US$26.7 for the year ended March 31, 2003 to US$29.4 for the year ended March 31, 2004. Furthermore, the year ended March 31, 2004 showed growth in the demand for LNG and crude oil in Japan as the demand for electricity from thermal power plants increased and in China, South Korea and other Asian countries due to their expanding economies.

      Operating income was lower by ¥3.9 billion primarily because of an increase in selling, general and administrative expenses including research expenses for new businesses.

      Despite the decrease in operating profit, net income for the year ended March 31, 2004 was ¥24.0 billion, a slight increase of ¥1.3 billion compared with the year ended March 31, 2003. For the year ended March 31, 2004, impairment losses on long-lived assets substantially decreased by ¥7.5 billion to ¥1.7 billion from ¥9.2 billion for the year ended March 31, 2003 at two domestic subsidiaries, Mitsui Oil & Gas Co., Ltd. and Kokusai Oil & Chemical Co., Ltd. Their impairment losses on long-lived assets for the year ended March 31, 2003 primarily related to their gas stations in Japan.

      The cumulative effect of the initial application of SFAS No. 143 had an impact of ¥2.2 billion, which was mainly the cost of dismantling and removing gas production facilities owned by an associated company, but its equity in earnings slightly increased during the year ended March 31, 2004 because of strong operating results backed by higher sales volumes and high crude oil prices. In addition, equity in earnings of Mitsui Oil Exploration Co., Ltd. increased due to the improvement in the performance of its main business, Thai offshore gas development.

Consumer Products & Services Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥116,254	¥105,947	¥10,307
Operating Income	20,026	19,897	129
Net Income	12,554	3,983	8,571

      For the year ended March 31, 2004, gross profit increased by ¥10.3 billion to ¥116.3 billion. Higher gross profit in the foods operations, which contributed in large part to the improvement of this segment, was primarily attributable to our newly acquired subsidiary Mitsui Norin Co., Ltd. and secondly to the higher earnings at MITSUI FOODS CO., LTD., our food wholesaler subsidiary, resulting from a higher volume of trading transactions with Ito-Yokado Group and other retailers. Bovine Spongiform Encephalopathy (“BSE”) and avian influenza had a negligible impact on this segment’s results. Also, these increases were partially offset by the decreases in gross profit in:

•	the real estate operations after a strong performance for the year ended March 31, 2003 that was driven by the sales of condominiums in Japan and the sale of a large U.S. commercial facility by MBK Real Estate Ltd. in the United States; and

•	the general merchandise operations due to our lower trading transactions involved in sports and leisure activities for the year ended March 31, 2004.

      Operating income for the year ended March 31, 2004 was ¥20.0 billion, an increase of only ¥0.1 billion from the year ended March 31, 2003 in spite of the improvement in gross profit. In the foods operations, selling, general and administrative expenses rose at Mitsui Norin Co., Ltd. and MITSUI FOODS CO., LTD., although the improvement in gross profit still outweighed the increase in expenses.

      The increase of ¥8.6 billion in net income to ¥12.6 billion for the year ended March 31, 2004 was primarily attributable to a turnaround of MITSUI FOODS CO., LTD. It reported net income of ¥1.6 billion for the year ended March 31, 2004, which was a ¥6.5 billion improvement from the year ended March 31, 2003, due to the drastic decrease in impairment losses on non-marketable equity securities and unused land, as well as the above-mentioned improvement in its gross profit.

Domestic Branches and Offices Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥39,962	¥41,405	¥(1,443)
Operating Income	9,540	6,760	2,780
Net Income	11,606	6,994	4,612

      Gross profit for the year ended March 31, 2004 was stagnant or lower at almost all branches and offices in Japan. ¥1.4 billion declines in gross profit were particularly attributable to:

•	the Osaka Office, where certain subsidiaries were divested; and

•	the Nagoya Office because of a fall in the Machinery, Electronics & Information related transactions, mainly those involving cell phones.

      Operating income increased by ¥2.8 billion due to a decline in selling, general and administrative expenses, mainly personnel expenses at the Osaka Office, which outweighed the decrease in gross profit, and to a decrease in provision for doubtful receivables.

      Net income increased by ¥4.6 billion, in addition to the improvement in operating income, due mainly to lower net interest expense at all branches and offices and gains from the sales of company residences and dormitories by the Nagoya Office.

Americas Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥39,871	¥44,584	¥(4,713)
Operating Income	7,691	9,485	(1,794)
Net Income	161	3,291	(3,130)

      Gross profit was lower by ¥4.7 billion mainly because of a decline in the steel products and machinery transactions at Mitsui & Co. (U.S.A.), Inc. and appreciation of the Japanese yen against the U.S. dollar. The strong yen also held down selling, general and administrative expenses, allowing this segment to hold the decline in operating income to less than the downturn in gross profit.

      Net income for the year ended March 31, 2004 decreased by ¥3.1 billion to only ¥0.1 billion due to the charges for the settlement of the antitrust lawsuits at our wholly owned subsidiary Bioproducts Inc. Such settlement charges were shared with the Chemical Segment that owns shares of this subsidiary jointly with Mitsui & Co. (U.S.A.) Inc.

Europe Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥19,965	¥22,470	¥(2,505)
Operating Income	3,030	4,163	(1,133)
Net Income	693	2,845	(2,152)

      For the year ended March 31, 2004, gross profit and operating income declined by ¥2.5 billion and ¥1.1 billion, respectively, as a result of the decline in the automobile businesses.

      Net income also decreased by ¥2.2 billion because there was a valuation loss on the investment of Mitsui & Co. UK PLC in Mitsui Denman (Ireland) Co., Ltd., a company in the chemical industry. Another cause of the lower net income was a loss at Arcadia Petroleum Ltd. due to poor petroleum products trading results.

Other Overseas Areas Segment

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥24,060	¥23,503	¥557
Operating Loss	(1,062)	(1,931)	869
Net Income	7,758	6,193	1,565

      Gross profit for the year ended March 31, 2004 was slightly higher because of the growth at Mitsui & Co. (Shanghai) Ltd. and other subsidiaries in China and the contribution of a newly established foreign trading subsidiary, Mitsui & Co., India Pvt. Ltd. The operating loss shrank for the same reason as the above.

      Net income increased by ¥1.6 billion due to an increase of ¥1.1 billion in dividend income at Mitsui & Co. (Hong Kong) Ltd. from local Hong Kong investee companies.

All Other

	Millions of Yen

	Year ended March 31,

	2004	2003	Change

Gross Profit	¥27,324	¥29,721	¥(2,397)
Operating Income	3,269	5,942	(2,673)
Net Income	4,703	9,738	(5,035)

      The All Other includes business activities which primarily provide services, such as logistics service, financing service, development and marketing of systems, and office services, to external customers and/or to ourselves and associated companies.

      Gross profit and operating income for the year ended March 31, 2004 declined by ¥2.4 billion and by ¥2.7 billion, respectively, due to two reasons: (1) a decrease in gain from foreign exchange transactions at Mitsui and (2) decreases in the profit margin in the transportation businesses.

      Net income decreased by ¥5.0 billion, which was primarily attributable to a loss in relation with Takeoka Golf Club, which was disposed of by sale during the year ended March 31, 2004 due to the declining number of visitors reflecting keen competition from adjacent golf clubs, and to impairment losses on long-lived assets at two other golf clubs.

Results of Operations for the year ended March 31, 2003

Metal Products & Minerals Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥70,674	¥67,397	¥3,277
Operating Income	25,722	19,847	5,875
Net Income	14,944	9,449	5,495

      For the year ended March 31, 2003, gross profit rose by ¥3.3 billion mainly due to:

•	contributions by Mitsui Coal Holding Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd., resulting from the growth in output against high-level worldwide production in the steel industry including the increase in steel products exported to Asian countries, especially in China, where due to its recent entry in the WTO, there have been increasing foreign and public investments in local infrastructure; and

•	newly acquired interests in mining sources in Australia.

      Operating income rose by ¥5.9 billion reflecting an increase in gross profit as mentioned above and a decrease in the provision for doubtful receivables regarding mainly domestic customers.

      Net income increased by ¥5.5 billion, which was also attributable to the increase of net income in Mitsui Coal Holding Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd.

Machinery, Electronics & Information Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥117,987	¥112,425	¥5,562
Operating Income	10,607	10,027	580
Net (Loss) Income	(4,916)	13,377	(18,293)

      Despite a decrease of ¥3.4 billion in industrial plant related transactions, gross profit for the year ended March 31, 2003 rose by ¥5.6 billion, principally because of an increase of ¥9.2 billion in automobile and vessel related transactions.

      Operating income increased by only ¥0.6 billion, primarily because of an increase of ¥5.6 billion in gross profit, which was mostly offset by an increase in selling, general and administrative expenses.

      This segment reported a net loss of ¥4.9 billion as profitability declined by ¥18.3 billion from the year ended March 31, 2002, due to the recognition of a ¥9.4 billion impairment loss on leased MD-11 aircraft at Tombo Aviation Inc., resulting from deterioration of the business environment in the airline industry in the United States; the recognition of a ¥4.5 billion impairment loss of an investment in NextCom K.K., a domestic associated company due to a sharp decline in its stock price; and deterioration in the performance of FISA which experienced a loss of ¥4.6 billion due to financial difficulties of certain of its main customers.

Chemical Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥60,871	¥53,476	¥7,395
Operating Income	16,248	8,185	8,063
Net Loss	(5,850)	(4,893)	(957)

      For the year ended March 31, 2003, gross profit increased by ¥7.4 billion to ¥60.9 billion, reflecting the recovery of the chemical products market. During the year ended March 31, 2003, we experienced a general recovery in market prices of petrochemical materials due to the war in Iraq, and by an increase in demand for such products in Asia. Transactions of basic petrochemicals, synthetic fiber intermediates, methanol, and ammonia also increased during the year ended March 31, 2003.

      Operating income increased by ¥8.1 billion due to the increase in gross profit and a decrease in the provision for doubtful receivables.

      However, the net loss of this segment increased by ¥1.0 billion to ¥5.9 billion due to the recognition of a loss associated with Pacific Ammonia Inc. and Transpacific Glycols Inc., both of which discontinued their operations, and the impairment of production facilities of VCM-Malaysia. The above-mentioned losses relate to the operations which have been showing negative profitability in recent years which include the manufacture and sales of ammonia, ethylene glycol, and other petrochemical materials in North America and Asia.

Energy Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥53,027	¥48,061	¥4,966
Operating Income	25,541	16,661	8,880
Net Income	22,605	22,152	453

      For the year ended March 31, 2003, the average oil price (Japan Crude Cocktail) was US$27.4 per barrel, while it was US$23.8 per barrel in the previous year. Gross profit for the year ended March 31, 2003 increased by ¥5.0 billion to ¥53.0 billion, due to an increase in oil and LNG sales to domestic power companies which in turn was because of the troubles and shutdowns of nuclear power plants in Japan. In addition, newly acquired oil producing assets of Mitsui E&P Middle East B.V. contributed to the increase of gross profit.

      Operating income increased by ¥8.9 billion to ¥25.5 billion, where ¥5.0 billion was from the increase of gross profit and ¥3.9 billion was from the decrease of selling, general and administrative expenses. The decrease of selling, general and administrative expenses was the result of expense reduction activities, especially with respect to salary and transportation expenses in domestic operations.

      For the year ended March 31, 2003, net income increased by ¥0.5 billion from the year ended March 31, 2002 to ¥22.6 billion. Impairment losses of tangible fixed assets of ¥9.2 billion in Mitsui Oil & Gas Co., Ltd. and Kokusai Oil & Chemical Co., Ltd., primarily related to their gas stations in Japan, were recognized to reduce the carrying amounts of these assets. However, such losses were partially offset by strong performances of JAL-MIMI which contributed to equity in earnings of associated companies.

Consumer Products & Services Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥105,947	¥108,610	¥(2,663)
Operating Income	19,897	5,082	14,815
Net Income	3,983	2,756	1,227

      For the year ended March 31, 2003, despite strong performances by the textile business, gross profit decreased by ¥2.7 billion due mainly to decreases in gross profit derived from transactions involving food-related businesses in Mitsui by ¥2.1 billion.

      Operating income increased due to a decrease in selling, general and administrative expenses with respect to the early retirement program at MITSUI FOODS CO., LTD. and a decrease in the provision for doubtful receivables with respect to the general merchandise and property development related business for the year ended March 31, 2002.

      Net income increased for the year ended March 31, 2003, despite impairment losses on marketable equity securities and certain real estate holdings of MITSUI FOODS CO., LTD. due to the increase in operating income.

Domestic Branches and Offices Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥41,405	¥47,553	¥(6,148)
Operating Income	6,760	8,873	(2,113)
Net Income	6,994	6,773	221

      For the year ended March 31, 2003, gross profit declined by ¥6.1 billion to ¥41.4 billion, because of the decrease in the number of domestic trading transactions due to the depressed Japanese economy.

      Operating income also fell ¥2.1 billion to ¥6.8 billion due to decreases in gross profit, despite a decrease in selling, general and administrative expenses.

      However, net income rose slightly by ¥0.2 billion to ¥7.0 billion because of a gain on securities contributed to an employee retirement benefit trust of the Nagoya Office.

Americas Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥44,584	¥45,096	¥(512)
Operating Income	9,485	11,750	(2,265)
Net Income	3,291	6,461	(3,170)

      For the year ended March 31, 2003, despite the contribution of Westport Petroleum Inc., gross profit decreased by ¥0.5 billion to ¥44.6 billion, as a result of a weaker performance in the machinery division at Mitsui & Co. (U.S.A.) Inc., due primarily to decreased sales of machine tools.

      Operating income decreased by ¥2.3 billion to ¥9.5 billion, due to an increase in the provisions for doubtful receivables associated with aircraft leases, which were impaired because of an overall airline industry decline after September 11, 2001, and due to an increase in selling, general and administrative expenses, mainly personnel expenditures, reflecting the increase in expenses associated with U.S. subsidiaries’ increasing business activities.

      Net income declined by ¥3.2 billion to ¥3.3 billion, due to losses on write-down of securities, mainly in information technology-related venture capital investments, and the withdrawal from chemical-related businesses in the United States.

Europe Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥22,470	¥20,623	¥1,847
Operating Income	4,163	4,484	(321)
Net Income	2,845	3,911	(1,066)

      Gross profit rose by ¥1.8 billion to ¥22.5 billion for the year ended March 31, 2003, due mainly to the growth in the volume of chemical related business and also to the recovery in sales prices in the retail market of automobile related transactions.

      Operating income remained the same as in the previous year at ¥4.2 billion because of an increase in selling, general and administrative expenses, including information technology-related expenses.

      Net income decreased by ¥1.1 billion to ¥2.8 billion for the year ended March 31, 2003, which was attributable to the decline in the yield for investment in corporate bonds.

Other Overseas Areas Segment

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥23,503	¥21,929	¥1,574
Operating Loss	(1,931)	(4,700)	2,769
Net Income	6,193	5,271	922

      For the year ended March 31, 2003, gross profit rose by ¥1.6 billion to ¥23.5 billion, which was principally attributable to the growth of steel products and chemicals at Mitsui & Co. (Hong Kong) Ltd. and Mitsui & Co., (Thailand) Ltd., resulting from expanding economies in China and other Asian countries.

      This segment reported an operating loss of ¥1.9 billion, representing an improvement from a loss of ¥4.7 billion for the year ended March 31, 2002, due to decreases in provisions for doubtful receivables of Mitsui & Co. (Hong Kong) Ltd. and Mitsui & Co. (Australia) Ltd.

      In the meantime, because of a decrease in dividend income of Mitsui & Co. (Hong Kong) Ltd., the increase in net income was limited to ¥0.9 billion to ¥6.2 billion for the year ended March 31, 2003.

All Other

	Millions of Yen

	Year ended March 31,

	2003	2002	Change

Gross Profit	¥29,721	¥27,735	¥1,986
Operating Income	5,942	3,257	2,685
Net Income	9,738	8,711	1,027

      For the year ended March 31, 2003, gross profit increased by ¥2.0 billion and was due mainly to gains on sales of real estate handled by this segment and expanding logistics service activities including property and casualty insurance agency services. Operating income for the year ended March 31, 2003 increased by ¥2.7 billion reflecting the improvement in gross profit.

      Net income increased by ¥1.0 billion compared with the year ended March 31, 2002, as the increase in operating income was partly offset by a decrease in dividend income from a transport-related company and the loss on write-down on investment in real estate related companies.

Inflation

      Management believes that inflation did not have a significant effect on our reported results of operations.

Critical Accounting Policies and Estimates

      Accounting policies and estimates are considered to be critical if they are important to our financial condition and results of operations and involve estimates that require management’s subjective or significant judgment about the effect of matters that are inherently uncertain. For a summary of our significant accounting policies including the critical accounting policies discussed below, please see Note 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.”

      The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the carrying values of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate the estimates that are based on historical experiences and on various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions. The following items require significant management judgments and estimates.

Impairment of Long-Lived Assets

      The amount of impairment losses on long-lived assets, other than goodwill and other intangible assets, for the years ended March 31, 2004 and 2003 and the balance of the long-lived assets, net of accumulated depreciation, as of the end of March 31, 2004, 2003 and 2002 were as follows:

	Billions of Yen

	As of March 31,

	2004	2003	2002

Long-lived assets	¥807.1	¥811.2	¥855.7
Impairment loss	21.2	23.9	24.4

      Impairment losses on long-lived assets had a material impact on our net income for recent years. These losses were mainly due to the decline in the market value of the leased aircraft and land values of assets owned by Mitsui and its domestic subsidiaries. See “Impairment Loss of Long-Lived Assets” line-by-line explanation in “Results of Operations” for additional information.

      Our long-lived assets to be held and used or to be disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This review is performed by comparing the carrying amount of the asset with the aggregate amount of the estimated undiscounted future cash flows (“impairment analysis”). If the carrying value of the asset is greater than the aggregate amount of undiscounted future cash flows, then the asset is considered impaired, and an impairment loss is recorded for the amount by which the carrying value of the asset exceeds its fair value. The fair value of the asset is calculated as present value of the future cash flows that are expected from the asset.

      Cash flow projections used in our impairment analysis and fair value calculations are based on the business plan authorized by our management or, if this is not available, on the operating plan reflecting the most recent condition of the long-lived asset. In these plans, we assume, for example, that the most recent selling prices of the real estate in the surrounding areas will reasonably continue in the future, and the sales prices of the products from facilities and equipment will remain consistent with current year sales prices.

      As for the discount rate used in fair value calculations, when expected variation of cash flows is not considered in the cash flow estimate, the discount rate, which includes the risk factor for the cash flow deviation, is used. Assumptions that marketplace participants would use in their estimates of fair value are incorporated in the discount rate when such information is available. When such information is not available, an expected internal rate of return used for management purposes or a weighted average cost of capital, whichever is higher, is also considered for the discounted cash flow calculation.

      Factors to be considered when estimating future cash flows and determining discount rates varies for each long-lived asset because of the difference in nature of the assets and in operating circumstances, such as location, owner, operator, profitability and other factors.

      Management believes that the estimates of future cash flows and the determination of discount rates and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

Allowance for Doubtful Receivables

      Since we are general trading companies, trade receivables represent a large portion of our total assets, and therefore, the accounting estimates used to establish an allowance for doubtful receivables are critical.

      For certain large loan receivables, when we deem it is probable that we will be unable to collect amounts that are contractually due to us, the specific loan is reviewed for impairment. Factors considered in assessing collectibility include length of overdue period, financial condition of the debtor, requests for debt restructuring and filings for bankruptcy.

      An impairment loss for a specific loan deemed to be impaired, as specifically determined under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan— an amendment of FASB Statements No. 5 and 15,” is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of collateral if the loan is collateral dependent. The expected cash flows from assets and liabilities of the debtor and the fair value of collateral are determined mainly based on an evaluation of independent real estate appraisers, publicly available indication of the real estate price, market price of financial assets and liabilities, guarantors, financial condition and other factors. As of March 31, 2004, 64% of the recorded investment in impaired loans was covered by an allowance for doubtful receivables and this represents 80% of the total amount of allowance for doubtful receivables. An additional 10% decrease in collectible amount of such impaired loans would result in an additional impairment loss of ¥5.9 billion. The recoverable amounts are reviewed on a quarterly basis and if necessary, an additional allowance is established. See Note 7, “ALLOWANCE FOR DOUBTFUL RECEIVABLES” for impaired loan amounts and the respective allowance amounts.

      In addition to the above, an allowance for doubtful receivables is recognized for probable losses inherent in receivables not specifically deemed to be impaired. The amount of allowance is the amount judged to be adequate based primarily on our credit loss experiences and an evaluation of potential losses on the receivables, considering various factors, including current economic conditions and financial condition of the debtors. We review the adequacy of the allowance for doubtful receivables by assessing both the collateral exposure and the applicable default rate. Collateral exposure for a particular receivable is the excess of the carrying value over the applicable collateral value. A receivable with an estimated collateral value in excess of the carrying value is considered to have no collateral exposure. The applicable default rate is determined by a customer’s credit rating that is identified for each customer based on our financial analysis. The default rate of each credit rating is determined based on our historical experiences.

      Management believes that the estimates of the future cash flows, the fair value of collateral, the credit rating of customers and the corresponding default rate are reasonable; however, changes in estimates resulting in lower future cash flows and fair value of the collateral, due to unforeseen changes in business assumptions, or drastic increases in default rates based on negative changes in economic conditions could negatively affect the valuations of related receivables.

Impairment of Investment Securities

      An impairment of investment securities is charged to earnings when a decline in fair value below cost is other than temporary. The impairment of investment equity securities charged to earnings for recent fiscal years had a significant impact on our income. The following table shows the cost of marketable and non-marketable equity securities as of March 31, 2004, 2003 and 2002, and the impairment loss for the years ended March 31, 2004, 2003 and 2002:

	Billions of Yen

	Year ended March 31,

	2004		2003		2002

		Impairment		Impairment		Impairment
	Cost	loss	Cost	loss	Cost	loss

Marketable equity securities	¥178.6	¥1.3	¥140.5	¥15.6	¥177.8	¥34.5
Non-marketable equity securities	216.6	29.7	234.0	22.3	327.5	8.7

Total	¥395.2	¥31.0	¥374.5	¥37.9	¥505.3	¥43.2

      Impairments were mainly due to the decline in the world economy for the year ended March 31, 2003, and the total amount of impairment loss has been decreasing along with the recovery of the world economy. Significantly, impairment losses on marketable equity securities have decreased substantially for the year ended March 31, 2004, which implies the securities market prices and economic conditions of Japan, which predominantly affects our portfolio, have bottomed out.

      As for non-marketable equity securities, a ¥21.7 billion loss was recorded for an investee, POWEREDCOM, Inc., based on the deterioration in its financial position reflecting the operating loss from its data communication business for the year ended March 31, 2004, whereas losses of ¥22.3 billion for the year ended March 31, 2003 consisted of various smaller amounts of losses, indicating many of our investees had suffered losses as a result of the stagnant world economy for the year ended March 31, 2003.

      Management principally recognizes that a 50% or more decline in fair value of a security leads to the conclusion that the security has other than temporary impairment. If the decline is less than 50%, various factors, such as the extent to which the cost exceeds the market value, the duration of the market decline, our intention and ability to hold the investment until its market price recovery and the financial condition of the investees, are considered in concluding if the decline is temporary or not.

      As of March 31, 2004, there was no individual marketable security that had been in a continuous unrealized loss position for one year or more. There were marketable securities of approximately 40 issuers that had been in continuous unrealized loss positions for less than one year, and their severity of decline of fair value below cost range from 2% to 18%, and had an aggregate unrealized loss of ¥1.1 billion. But considering the combination of the length of time that fair values have been below cost, the extent of decline and the financial condition of the investees, we expect that their fair values will recover above their costs while we hold these investments.

      For non-marketable securities, fair value of an investment is generally determined based on our equity in a net amount of the fair value of investee’s assets and liabilities. In addition, where future business plans formally adopted by management of the entities are available and when deemed appropriate, the discounted future cash flow method is used to determine the fair value of the non-marketable equity securities. The discount rate reflects risk factors for the cash flow deviation from the future business plans and assumptions that market place participants would use in their estimates of fair value when the information is available and appropriate.

      Management believes that the criteria for evaluating the significance of the decline in fair value are reasonable and that as long as the economic conditions continue to improve, the amount of impairment losses in investment securities will continue to decrease in the near future. However, changes in the securities market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuation of the investment securities.

Pension Benefit Costs

      Employee pension benefit costs and obligations are dependent on various assumptions, including discount, retirement and mortality rates, which are based on the current statistical data, as well as the expected long-term rate of return on plan assets and other factors. In accordance with U.S. GAAP, the difference between actual results and the assumptions is accumulated and amortized over future periods and, therefore, generally affects the recognized costs and the recorded obligations in future periods. Management believes that the assumptions used are appropriate; however, differences in actual experience or changes in assumptions may affect our future pension costs and obligations.

      We determine the discount rates each year as of the measurement date, based on a review of interest rates associated with long-term Japanese government bonds or high-quality fixed-income corporate bonds. The discount rates determined on each measurement date are used to calculate the benefit obligation as of that date, and are also used to calculate the net periodic pension costs for the upcoming plan year.

      On March 31, 2003, to reflect declining current market interest rates in Japan, Mitsui, which is liable for most of our benefit obligations, reduced the discount rate for its pension plans from 3% to 2.25%. This change resulted in an increase in its projected benefit obligation (“PBO”) as of March 31, 2003 and its net periodic pension costs (“NPPC”) for the year ended March 31, 2004 by approximately ¥26.0 billion and ¥4.2 billion, respectively.

      Mitsui determines the expected long-term rate of return on plan assets based on the weighted-average rate of return computed by using the expected long-term rate of return on each asset class, which is derived from an extensive study conducted by investment advisors and actuaries on a periodic basis, and the target allocations for each asset class. The study includes a review of anticipated future performance with market analysis of individual asset classes, and also gives appropriate consideration to actual historical returns achieved by the plans. The subsidiaries determine the expected long-term rates of return on plan assets mainly based on the expectations for future returns by investment advisors and actuaries.

      The following table illustrates the sensitivity to changes in certain assumptions for Mitsui’s pension plans:

	Billions of Yen

	Impact of change	Impact of change
	in assumption on	in assumption on
	NPPC for the year	PBO as of
	ending March 31, 2005	March 31, 2004

50 basis point decrease in discount rate	¥2.8	¥14.0
50 basis point increase in discount rate	(2.4)	(13.1)
50 basis point decrease in expected long-term rate of return on plan assets	0.8	—
50 basis point increase in expected long-term rate of return on plan assets	(0.8)	—

      See Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES,” for further discussion about the estimates and assumptions on PBO and NPPC.

Tax Asset Valuation

      Deferred tax assets (net of deferred tax liabilities on an entity basis) on the Consolidated Balance Sheets as of March 31, 2004 and 2003 are shown in the following table:

	Billions of Yen

	As of March 31,

	2004	2003

Deferred tax assets	¥95.1	¥112.2
Valuation allowance	(31.2)	(22.9)

Deferred tax assets—net	¥63.9	¥89.3

      We classify subsidiaries and associated companies into the following five categories and evaluate the realizability of deferred tax assets by each category. The valuation allowance for the deferred tax assets is established for the amount determined to be unrealizable.

First category

      The companies, which constantly generate sufficient taxable income every year to cover all the future deductible temporary differences as of the end of each fiscal year, and no significant change exists or is expected in the business environment. For this category, we view all deferred tax asset amounts as realizable.

Second category

      The companies with stable operating results in the past years (approximately in the last three years), but do not generate sufficient taxable income in the current year to cover all the future deductible temporary differences as of the end of the fiscal year. For this category, the portion of the deferred tax assets that is recoverable based on an analysis of the scheduled taxable income in the future is determined to be realizable.

Third category

      The companies with unstable operating results in the past years, and that do not generate sufficient taxable income in the current year to cover all the future deductible temporary differences as of the end of the fiscal year. For this category, the portion of the deferred tax assets that is recoverable based on an analysis of the scheduled taxable income within a reasonable estimation period (approximately five years) is determined to be realizable.

Fourth category

      The companies, which have significant amounts of tax loss carryforwards at the end of the fiscal year, have experienced the expiration of a significant amount of tax loss carryforward in the past three years, or will fail to utilize significant amount of tax loss carryforward up to the expiration date in the current period.

For this category, the portion of the deferred tax assets that is recoverable with a high degree of certainty based on an analysis of the scheduled taxable income within the next fiscal year is determined to be realizable.

      If the tax loss carryforward results from a non-recurring and unusual event such as a significant restructuring of the business or a change in law or regulation, and the companies otherwise consistently generate taxable income, the portion of the deferred tax assets that is recoverable based on an analysis of the scheduled taxable income within a reasonable estimation period (approximately five years) is determined to be realizable.

Fifth category

      The companies, which recorded a significant amount of tax loss carryforwards for each of the past three years and are expected to record a significant tax loss in the current year as well. For this category, no deferred tax assets are determined to be realizable.

      For Mitsui, the realizability of deferred tax assets is determined based on all available evidence, both positive and negative, including all currently available information on future years and ability to generate sufficient taxable income prior to the expiration of loss carryforward.

      Management believes it is more likely than not that all of our deferred tax assets, net of valuation allowance, will be realized. However, the amount of realizable net deferred tax assets may change in the near term if estimates of future taxable income during the carryforward period are changed or if statutory tax rates are changed.

New Accounting Standards

The meaning of other-than-temporary impairment and its application to certain investments

      In Issue No. 03-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments,” the FASB Emerging Issues Task Force reached a consensus in November 2003 on certain quantitative and qualitative disclosures about unrealized losses on debt and marketable equity securities and also reached a consensus in March 2004 on the application of a three-step impairment model for certain investments in securities and disclosures about investments accounted for under the cost method.

      We adopted the provisions for disclosures about unrealized losses for the year ended March 31, 2004 and disclosed additional information in Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.”

      The three-step impairment model of investments is effective for reporting periods beginning after June 15, 2004, and the disclosure provision for investments accounted for under the cost method is effective for fiscal years ending after June 15, 2004. The effect of adoption of this consensus on our financial position and results of operations is not expected to be material as long as the current market environment remains unchanged and the unrealized losses on available-for-sale securities remain immaterial as they were as of March 31, 2004.

Investments in limited liability companies (“LLCs”)

      In March 2004, the FASB Emerging Issues Task Force reached a consensus on Issue No. 03-16 (“EITF No. 03-16”), “Accounting for Investments in Limited Liability Companies.” EITF No. 03-16 requires investments of more than 3 to 5 percent in an LLC that maintain a specific ownership account for each investor be accounted for by the equity method.

      EITF No. 03-16 is effective for reporting periods beginning after June 15, 2004. The effect of adoption of this consensus on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Classification of mineral rights

      In March 2004, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-2 (“EITF No. 04-2”), “Whether Mineral Rights are Tangible or Intangible Assets,” and in April 2004, FASB, in relation to this, issued FASB Staff Position Nos. FAS 141-1 and FAS 142-1 which amends SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” EITF No. 04-2 requires mineral rights held by mining entities other than oil and gas producing entities that are within the scope of SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” be accounted for as tangible assets.

      EITF No. 04-2 is effective for the first reporting period beginning after April 29, 2004. Upon adoption of this consensus, ¥14,328 million of mineral rights (net of ¥3,170 million of accumulated amortization) that were classified as intangible assets in the Consolidated Balance Sheets as of March 31, 2004 will be reclassified as tangible assets.

B.	Liquidity and Capital Resources.

Finance and Liquidity Management

Funding and Treasury Policies and Objectives

      Our basic funding policy is to secure stable sources of funds to maintain adequate liquidity and financing to satisfy capital requirements for our operations and to maintain the strength of our balance sheet. In order to achieve our objectives, our principal strategy is to obtain long-term funds (those with maturities of around 10-years) from financial institutions, including insurance companies and banks, and through the issuance of corporate bonds. In addition, we utilize financing programs provided by government financing agencies for various projects to obtain long-term financing. Another strategy is to maintain sufficient liquidity to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets. We hold cash and cash equivalents as liquidity sources, which consist mainly of highly-liquid and highly-rated short-term financial instruments and deposits. We aim to maintain the level of cash and cash equivalents at about 10% of total assets, reflecting the current financial market conditions and future capital requirements.

      In principle, our wholly owned domestic subsidiaries do not raise their funds in financial markets or borrow from banks, but instead use a cash management service provided by Bussan Credit Co., Ltd., our financing subsidiary, which centralizes fund raising function and promotes efficient use of funds. We are currently extending this policy to our principal overseas subsidiaries.

Funding Sources

      We borrow funds based on our longstanding relations with financial institutions in Japan and overseas, borrow from government financing agencies, and also utilize project financing. In addition to these funding sources, Mitsui maintains a ¥200 billion debt shelf-registration and a ¥2,400 billion commercial paper program in Japan. Similarly, Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. UK PLC, Mitsui & Co. International (Europe) B.V., Mitsui & Co., Asia Investment Ltd. and Mitsui & Co., Ltd. have arranged a joint Euro medium-term note (“MTN”) program of U.S.$5 billion. Mitsui guarantees notes issued by these overseas subsidiaries. For raising short-term funds, Mitsui & Co. (U.S.A.), Inc. has a U.S.$1.5 billion U.S. domestic commercial paper program, and we have made arrangements for commercial paper programs in some other overseas markets.

      Unused lines of credit, for short-term financing outside Japan, aggregated ¥508.8 billion at March 31, 2004. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material in each of the past three years.

      Taking advantage of a favorable financial market environment, during the year ended March 31, 2004, we increased long-term funding by issuing bonds in Japan and MTNs in overseas markets for debt retirement and for working capital requirements. There were seven bond issues that raised ¥76.0 billion (maturities of 10-12.5 years, including some callable bonds) under the shelf-registration in Japan during the year ended March 31, 2004. As a result, long-term debt accounted for approximately 80% of total debt as of March 31, 2004, in which we regard as a satisfactory level from the viewpoint of our financial policies.

      Approximately 75% of the balance of short-term and long-term debt as of March 31, 2004 was denominated in Japanese yen and the rest was mainly denominated in U.S. dollars.

      We employ certain derivative financial instruments, which include interest rate swaps, currency swaps and foreign exchange forward contracts, to manage financial exposures resulting from our financing activities. Currency swap agreements and foreign exchange forward contracts are used to manage risks associated with the fluctuations in foreign exchange rates. The principal financial derivative instruments that are employed to manage interest rate risk exposure are interest rate swap agreements. A large part of such agreements are used for fair value hedging of fixed rate interest-bearing debt, including fixed interest rate borrowing, bonds and notes, converting into floating interest rates based on the three-month or six-month LIBOR. The interest rates on approximately 84% of Mitsui’s long-term debt, other than borrowings for certain projects, was floating after taking into account interest rate swap arrangements as of March 31, 2004.

      See Note 24, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES” for further description of our risk management policies.

     Credit Ratings

      To facilitate access to funds from capital markets, Mitsui and our certain foreign trading subsidiaries have obtained ratings for their commercial paper (short-term debt) and long-term senior unsecured debt (long-term debt) from Rating and Investment Information, Inc. (“R&I”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Services (“S&P”). The ratings as of March 31, 2004 were as follows:

	R&I	Moody’s	S&P

Short-term debt	a-1+	P-2	A-2
Long-term debt	AA-	A3	BBB+	*

*	The credit rating by S&P on long-term debt was provided without our request.

      S&P in March 2004 raised the outlook for our credit rating from “Stable” to “Positive.” S&P cited the following factors for the change in the outlook: a clear improvement in Mitsui’s fundamental earning power; improvement in the risk balance between shareholders’ equity and investments and loans, due to stricter risk management for investments and loans; and improvement in the financial condition due to continuing measures to boost profitability after credit costs.

      Mitsui intends to maintain and improve its current credit ratings by enhancing its earnings and risk management.

      Credit ratings are an assessment by the rating agencies of the credit risks associated with us and are based on information provided by us and other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Credit ratings do not constitute a recommendation to buy, sell or hold securities and are subject to change or withdrawal by each rating agencies at any time. As rating agencies may have different criteria in evaluating the risk associated with a company, you should evaluate each rating independently of other ratings. Ratings may be changed without pre-notice at any time.

     Liquidity Management

      For the interest rate structure and the maturity profile of our outstanding debt, see Note 13, “SHORT-TERM AND LONG-TERM DEBT” to the consolidated financial statements.

      We had working capital, or current assets minus current liabilities, of ¥901 billion, ¥806 billion and ¥797 billion as of March 31, 2004, 2003 and 2002, respectively.

      Short-term debt was ¥647 billion, ¥691 billion and ¥607 billion, and long-term debt was ¥2,541 billion, ¥2,500 billion and ¥2,581 billion as of March 31 2004, 2003 and 2002, respectively. Cash and cash equivalents were ¥638 billion, ¥695 billion and ¥634 billion as of March 31, 2004, 2003 and 2002, respectively.

      In addition to cash and cash equivalents, we had time deposits and marketable securities of ¥47 billion and ¥29 billion, ¥38 billion and ¥64 billion, and ¥78 billion and ¥77 billion, at March 31, 2004, 2003 and 2002, respectively.

      Net interest-bearing debt (interest-bearing debt less cash and cash equivalents and time deposits) was ¥2,676 billion, an increase of ¥56 billion from the year ended March 31, 2003. However, the net debt-to-equity ratio improved from 3.04 as of March 31, 2003 to 2.78 as of March 31, 2004, reflecting a strong increase in shareholders’ equity. Our Medium-Term Strategic and Financial Plan that runs through the fiscal year ending March 31, 2006 anticipates an increase in total assets from ¥6,716 billion as of March 31, 2004 to ¥7,300 billion as of March 31, 2006 due to our new investments; however, we intend to keep the debt-to-equity ratio below a maximum of 3.0 in order to maintain our sound financial standing while refraining from a highly leveraged funding policy and utilizing operating cash flows during this period for new investments.

      The ratio of current assets to current liabilities improved from 126.7% as of March 31, 2003 to 129.7% as of March 31, 2004 partly because long-term bonds and notes increased in line with our principal funding strategies as mentioned above. The ratio of current assets to current liabilities as of March 31, 2002 was the same percentage of 126.7% as of March 31, 2003.

      As of March 31, 2004, we have given guarantees for obligations of various third parties and associated companies. These guarantees are not expected to require substantial use of our capital resources. We have not had any material payment requirements resulting from activities for the past three years. For details on guarantees issued by us, see Note 21, “COMMITMENTS AND CONTINGENT LIABILITIES” to the consolidated financial statements.

      In any of our material financing arrangements, there are no financial covenants that would cause acceleration of our obligations, including debt incurrence restrictions, negative pledge, restrictions on dividend payments and various financial ratio limits.

      Assuming that our subsidiaries have sufficient distributable net assets or retained earnings as provided under the local laws of the relevant jurisdictions, there are no material contractual or legal restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans or advances. There are no material economic restrictions on payments of dividends, loans or advances to us by our subsidiaries other than general withholding or other taxes calculated at the rates determined by the local tax laws of the relevant jurisdictions.

      We held ¥638 billion of cash and cash equivalents as of March 31, 2004 in comparison to ¥274 billion of outstanding debt from commercial papers, MTNs and bonds with current maturities. Of the cash and cash equivalents, approximately 70% was held by Mitsui and approximately 80% was denominated in Japanese yen. We believe that we maintain sufficient liquidity to satisfy our working capital and debt-service requirements for the foreseeable future through the existing cash and cash equivalents and time deposits, the sales of certain assets in parallel with outside borrowings from financial institutions, as well as, the issuance of bonds and notes.

      We expect sizable capital expenditures and commitments for investments, loans and guarantees for our natural resource projects, specifically, the second phase development of Sakhalin II in Russia, which aims at year-round crude oil and LNG production, and the Enfield offshore oil field in Western Australia, which will create capital requirements of about ¥350 billion over the next three years. The above capital spending would be financed by Mitsui’s borrowing, direct financing from capital markets, internal liquidity and project financing from private and public financial institutions.

      The Medium-Term Strategic and Financial Plan that runs through the fiscal year ending March 2006 incorporates new investments of more than ¥400 billion (including the above investments in the Sakhalin II and Enfield projects) during the two year period. These requirements for investment will be financed by Mitsui’s borrowing, direct financing from capital markets, internal liquidity and project financing from private and public financial institutions. We expect interest-bearing debt to increase by ¥340 billion by the end of March 2006. This is subject to change mainly depending on the progress in executing anticipated investments in the Medium-Term Strategic and Financial Plan. We plan to contribute ¥34.6 billion to our defined benefit pension plans for the year ending March 31, 2005. This fund requirement will be managed under our funding policy mentioned above. We also believe that our liquidity and capital resources provide adequate flexibility to accelerate or slow down the pace of planned capital spending programs as appropriate to address the future business environment.

Non-exchange Traded Commodity Contracts at Fair Value

      We perform trading activities in commodities that are listed on the terminal (futures) markets. Our trading consists of derivative instruments traded in the commodity futures markets, as well as non-exchange traded commodity contracts including commodity derivatives. Non-exchange traded commodity contracts are recorded at fair value based on prices actively quoted in the terminal (futures) market for commodities such as precious metals. Some non-exchange traded commodity contracts, such as non-exchange traded derivatives of crude oil and oil products, are recorded at fair value based on the prices provided by other external sources. Their effect on earnings and financial position is immaterial.

Transactions with Related Parties

      When conducting our business operations throughout the world, we form alliances with the leading partner companies in Japan and overseas, including manufacturers and companies in the raw materials resources fields, such as energy and ferrous materials. In addition to investing in associated companies where we are a minority shareholder, we conduct selling and purchasing transactions of various products on a recurring basis with such associated companies.

      Our principal associated companies include Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Nihon Unisys, Ltd. (27.85%), Mitsui Leasing & Development, Ltd. (40.63%), Mitsui Oil Exploration Co., Ltd. (40.75%) and Sakhalin Energy Investment Company Ltd. (25.00%), among others.

      During the years end March 31, 2004, 2003 and 2002, our gross revenues from transactions with these associated companies amounted to ¥108 billion, ¥91 billion and ¥76 billion, respectively, and the values of goods and services purchased from such companies and reported as cost of revenues were ¥161 billion, ¥143 billion and ¥45 billion, respectively.

      Prices applied in transactions with associated companies are computed in the same way that such prices would be calculated in transactions with unrelated third parties. In addition, when associated companies are counterparties in transactions with us and we conduct such business under long-term procurement and/or sales contracts, in general, we conclude a corresponding sales contract with the purchasers (unrelated parties) of goods procured by us and/or with suppliers (unrelated parties) of the goods we sell to associated companies. In addition, as of March 31, 2004, we were the guarantor for ¥62.3 billion in funds borrowed and other financial obligations of associated companies. Regarding any other commitments related to transactions with associated companies, we do not normally assume risk in excess of our percentage of share ownership in such associated companies.

Assets, Liabilities and Shareholders’ Equity

      Total assets as of March 31, 2004 increased by ¥176 billion to ¥6,716 billion compared with the previous fiscal year-end.

      Current assets as of March 31, 2004 increased by ¥103 billion to ¥3,934 billion compared with the previous fiscal year-end due mainly to increases in trade receivables of Mitsui and domestic subsidiaries primarily caused by increased sales of iron and chemicals.

      Total investments and non-current receivables as of March 31, 2004 increased by ¥65 billion to ¥1,949 billion compared with the previous fiscal year-end due mainly to increases in the current value of Mitsui’s marketable securities reflecting the recovery of stock prices in Japan and increases in investments in associated companies that engage in natural resources development such as a new investment in Valepar S.A.

      Intangible assets, less accumulated amortization as of March 31, 2004 increased by ¥42 billion to ¥113 billion compared with the previous fiscal year-end due mainly to an increase in unpatented technologies acquired and goodwill recognized by consolidating Mitsui Norin Co., Ltd. during the year ended March 31, 2004.

      Other assets as of March 31, 2004 decreased by ¥19 billion to ¥110 billion compared with the previous fiscal year-end due mainly to the decrease in prepaid pension costs as a result of amortization of unrecognized net actuarial loss.

      Current liabilities as of March 31, 2004 increased slightly by ¥8 billion to ¥3,034 billion compared with the previous fiscal year-end, primarily because of increases in trade account payables of domestic subsidiaries by ¥54 billion caused by increased purchases of chemical products, which were partially offset by a decrease in short-term debt by ¥456 billion due to repayments by Mitsui and domestic subsidiaries.

      Long-term debt, less current maturities as of March 31, 2004 increased by ¥41 billion to ¥2,541 billion compared with the previous fiscal year-end primarily because of an increase in capital requirements for new investments.

      Minority interests as of March 31, 2004 increased by ¥10 billion to ¥78 billion compared with the previous fiscal year-end, due mainly to the effect of newly acquired Mitsui Norin Co., Ltd. during the year ended March 31, 2004.

      Shareholders’ equity as of March 31, 2004 increased by ¥101 billion to ¥963 billion compared with the previous fiscal year-end, primarily because of the current year earnings and an increase in unrealized holding gains on available-for-sale securities resulting from the recovery of stock prices in Japan, partially offset by a change in foreign currency translation adjustments due to the appreciation of the Japanese yen against the U.S. dollar.

Cash Flows

	Millions of Yen

	Year ended March 31,

	2004	2003	2002

Net cash provided by operating activities	¥100,079	¥52,148	¥133,712
Net cash used in investing activities	(134,154)	(4,243)	(82,616)
Net cash (used in) provided by financing activities	(12,248)	17,824	(126,076)
Effect of exchange rate changes on cash and cash equivalents	(10,191)	(4,499)	9,433
Effect of change in fiscal year-end of certain subsidiaries	—	—	(6,201)
Net (decrease) increase in cash and cash equivalents	(56,514)	61,230	(71,748)
Cash and cash equivalents at beginning of year	694,813	633,583	705,331
Cash and cash equivalents at end of year	638,299	694,813	633,583

      On April 1, 2003, we changed our accounting policy regarding which items to classify as cash equivalents in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows. Cash equivalents formerly included certificates of deposit and time deposits with original maturities of three months or less. In addition to the above, we decided to include financing bills and commercial papers with original maturities of three months or less, which are readily convertible into cash and have no significant risk of change in value, as cash equivalents. This change reflects the recent change in our short-term cash management policies and has been made to more fairly present our cash management activities in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows.

      In relation to this change, the amounts in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows for the prior years have been restated. As a result of this restatement, cash and cash equivalents increased by ¥34.6 billion and marketable securities decreased by the same amounts in the Consolidated Balance Sheets as of the end of the year ended March 31, 2003. Also, net cash used in investing activities decreased by ¥9.0 billion and ¥25.6 billion in the Statements of Consolidated Cash Flows for the years ended March 31, 2003 and 2002, respectively.

Cash flows during the year ended March 31, 2004

Cash Flows from Operating Activities

      Net cash provided by operating activities for the year ended March 31, 2004 was ¥100.1 billion, which was primarily attributable to:

•	operating income in almost all segments, especially in the Metal Products & Minerals Segment and the Chemical Segment; and

•	dividends from associated companies and unrelated investees, particularly those operating in the natural resources business (e.g., iron and steel raw materials, oil and gas).

      The above net cash inflow was partly offset by the payment of U.S.$126.5 million, or ¥13.7 billion, for the settlement of a major part of choline chloride lawsuits in the United States.

      Net cash provided by operating activities increased by ¥47.9 billion compared to the year ended March 31, 2003. The principal reasons for this increase were:

•	¥21.9 million higher operating income; and

•	¥25.9 billion decline in contributions to defined benefit plans from ¥26.0 billion to ¥0.1 billion.

      In addition, during the year ended March 31, 2003, our domestic financing subsidiary, Bussan Credit Co., Ltd., purchased trade receivables (Mitsui’s trade payables) at a discount from various suppliers, which caused early payments of our trade payables, which reduced net cash from operating activities.

Cash Flows from Investing Activities

      Net cash used in investing activities was ¥134.2 billion. There was a net cash outflow of ¥80.9 billion for investments and loans, which consisted of:

•	¥124.8 billion cash inflow from proceeds from maturities of debt securities held by financing subsidiaries;

•	proceeds of ¥49.8 billion from the sale of investments in Caemi;

•	payment of ¥97.1 billion for investment in Valepar S.A.; and

•	payment of ¥56.7 billion for the purchase of preferred stock of Sakhalin Energy Investment Company Ltd.

      As for the additions and sales of long-lived assets, cash inflow and outflow mainly consisted of:

•	purchases of mining facilities in the Metal Products & Minerals Segment;

•	purchases of aircraft, rolling stock and ocean transport vessels for leasing;

•	proceeds from sales of leased aircraft and ocean transport vessels; and

•	proceeds from sales of Mitsui’s residences and dormitories.

      Net cash used in investing activities increased by ¥129.9 billion compared to the year ended March 31, 2003, due mainly to investments in Valepar S.A. in the Metal Products & Minerals Segment and Sakhalin Energy Investment Company Ltd. in the Energy Segment.

Cash Flows from Financing Activities

      During the year ended March 31, 2004, Mitsui and its financial subsidiaries repaid short-term and long-term debt, while Mitsui and its foreign trading subsidiaries raised ¥177.4 billion through the issuance of bonds. As a result, net cash provided by short-term and long-term financing activities totaled ¥0.7 billion. After the payments of cash dividends, net cash used in financing activities totaled ¥12.2 billion.

      Cash flows used in financing activities increased by ¥30.1 billion from the cash flows of ¥17.8 billion provided by financing activities for the year ended March 31, 2003, because:

•	there was an increase in borrowings at the above-mentioned consolidated financing subsidiary in Japan to finance early repayments of Mitsui’s trade payables during the year ended March 31, 2003; and

•	Mitsui and the domestic financial subsidiary increased the repayments of short-term debt.

Cash and cash equivalents at end of year

      Cash and cash equivalents declined by ¥56.5 billion after the effect of exchange rate changes on cash and cash equivalents. As a result, cash and cash equivalents as of March 31, 2004 were ¥638.3 billion.

Cash flows during the year ended March 31, 2003

Cash Flows from Operating Activities

      Net cash provided by operating activities during the year ended March 31, 2003 was ¥52.1 billion, compared to ¥133.7 billion for the year ended March 31, 2002. One reason for the decrease in net cash inflows from operating activities was the repayment of trade payables in advance during the year ended March 31, 2003. In order to respond to the cash needs of our various suppliers, our domestic financing subsidiary purchased trade receivables (Mitsui’s trade payables) held by suppliers with appropriate discounts. This caused early payments of our trade payables, which, in turn, reduced net cash inflows from operating activities. An increase in trade receivables and inventories also contributed to the decrease in net cash inflows from operating activities compared with the previous year.

Cash Flows from Investing Activities

      Net cash used in investing activities during the year ended March 31, 2003 was ¥4.2 billion, which included expenditures for investments in the resource business such as Sakhalin Energy Investment Company Ltd. and Mitsui E&P Middle East B.V. and the information business such as NextCom K.K., offset by proceeds from sales of leased aircraft and ocean vessels, compared to ¥82.6 billion for the year ended March 31, 2002. The primary factor related to the ¥78.4 billion improvement from the year ended March 31, 2002 was a decrease in time deposits.

Cash Flows from Financing Activities

      Net cash provided by financing activities during the year ended March 31, 2003 was ¥17.8 billion, compared to ¥126.1 billion in cash used for the year ended March 31, 2002. During the year ended March 31, 2003, borrowings by Mitsui decreased, while the borrowings of our domestic financing subsidiary increased. The ¥143.9 billion change from the year ended March 31, 2002 was due primarily to relatively large cash out flows for the year ended March 31, 2002 related to repayment of commercial paper and certain borrowings.

Cash and cash equivalents at end of year

      The effect of exchange rate changes on cash and cash equivalents decreased cash and cash equivalents by ¥4.5 billion for the year ended March 31, 2003. As a result, cash and cash equivalents at the end of the year ended March 31, 2003 were ¥694.8 billion.

C.	Research and Development, Patents and Licenses, etc.

      For the year ended March 31, 2004, research and development (“R&D”) expenses were ¥6,019 million. Principal R&D activities undertaken were related to nanotechnology and biotechnology in the Chemical Segment, electrolysis technology in the Machinery, Electronics & Information Segment and food-related initiatives in the Consumer Products & Services Segment. R&D expenses incurred in these three segments were ¥4,470 million, ¥1,058 million and ¥291 million, respectively.

      In the nanotechnology field, carbon nanotubes are likely to be used in a wide range of advanced applications in the future, and we have conducted R&D into mass-production methods and applications of carbon nanotubes. We have been producing carbon nanotubes at a demonstration plant constructed in October 2002 and supplying products to a number of researchers at universities and private enterprises for the purpose of application development. Our second major project in the nanotechnology field is nano-porous membrane R&D, which may help to counteract global warming. Recently, biomass ethanol has attracted considerable attention as a renewable energy source and nano-porous membrane technology drastically improves the energy efficiency of biomass ethanol production. We commenced demonstrations of our technology in April 2003, in Brazil, one of large ethanol producing countries, and following their successful completion we have been conducting further demonstrations in Japan and Brazil.

      Biomass ethanol is being considered as a fuel additive for automobiles and in the electricity industry in countries around the world and we intend to vigorously pursue this environmentally friendly application of nanotechnology. Overall we plan to invest approximately ¥4 billion in nanotechnology up to March 2006, primarily in carbon nanotubes and nano-porous membranes.

      In the electrolysis technology field, Chlorine Engineers Corp., Ltd., our subsidiary and a supplier of electrolysis technology and products to major chlor-alkali producers throughout the world, continues to upgrade its technology and products. Through its research of the structure and the optimization of the raw materials used in electrolyzers manufactured by it, Chlorine Engineers Corp., Ltd. enables users to operate under energy-saving conditions and to extend the lifetime of such electrolyzers, thereby reducing maintenance costs. This contributes not only to competitiveness in cost and technology, but also to the preservation of the global environment.

      In food-related R&D, our subsidiary Mitsui Norin Co., Ltd. has been developing food ingredients such as tea catechins, establishing analysis methods, identifying microorganisms using genetic applications, and conducting large-scale clinical trials for the potential development of pharmaceuticals. Joint research with domestic and overseas universities and other research institutions is continuing.

      For the year ended March 31, 2003, R&D expenses were ¥3,415 million. R&D activities were mainly related to nanotechnology and biotechnology in the Chemical Segment (¥1,968 million) and information technology in the Machinery, Electronics & Information Segment (¥1,196 million).

      In the nanotechnology area, we performed research and development activities for production techniques as mentioned above.

      In information technology areas, BSI Co., Ltd., our subsidiary, developed packaging systems and carried out experiments for technologies for the cell phone business, making use of know-how fostered in communications, broadcast and other media, and systems integration businesses. Furthermore, in the web application development area, BSI developed web content management systems.

      For the year ended March 31, 2002, R&D expenses were ¥2,949 million, which mainly related to biotechnology and nanotechnology in the Chemical Segment (¥1,521 million) and information technology in the Machinery, Electronics & Information Segment (¥1,149 million).

D.	Trend Information.

      This section contains forward-looking statements about our possible future performance and should be read in light of the cautionary statement on the subject.

Investments in Core and Key Areas during Medium-Term Strategic and Financial Plan Through the Fiscal Year Ending March 2006

      On May 19, 2004, we announced a new Medium-Term Strategic and Financial Plan that will run through the fiscal year ending March 2006. Under the Medium-Term Strategic and Financial Plan, we intend to make investments exceeding ¥400 billion in the two-year period up to March 2006.

      We intend to allocate ¥300 billion of this amount to strengthen core areas: expansion of existing production capacity of iron ore and coal operations in Australia; acquisitions of new interests in non-ferrous metals; upstream investments at the Sakhalin II Project in Russia and Enfield offshore oil field in Western Australia; and investments in power generation and water desalination projects in the plant project businesses.

      The remaining ¥100 billion and the funds acquired from selling and restructuring of existing investments will be used to develop and strengthen other key areas, including various businesses in the Consumer Products & Services Segment and motor vehicle businesses in the Machinery, Electronics & Information Segment.

      We expect that most of the above-mentioned investments will contribute to our results of operations beyond the two-year period ending March 2006. As for capital resources of these investments, see “Item 5. B. Liquidity and Capital Resources.”

Rigorous Scrutiny of Subsidiaries and Associated Companies

      For the year ended March 31, 2003, unprofitable subsidiaries and associated companies posted an aggregate loss of ¥71.1 billion that includes losses such as losses on withdrawals from investments in North American petrochemical operations and impairment of the aircraft leasing businesses.

      To rectify this situation, during the year ended March 31, 2004 we conducted a comprehensive review of the viability of our subsidiaries and associated companies. This process covered 702 companies, in which we rigorously screened against nine metrics including profit after cost of capital. As a result, we decided to exit from 190 companies. Definitive actions were taken at approximately 100 of these companies by the end of the year ended March 31, 2004. While we still posted a total loss of ¥53.4 billion from unprofitable companies, partially due to the additional exit or disposal costs to expedite restructuring, aggregate net income from our subsidiaries and associated companies rose to ¥62.3 billion for the year ended March 31, 2004, substantially higher than the ¥22.9 billion net income for the year ended March 31, 2003.

      Under the new Medium-Term Strategic and Financial Plan, we are committed to continuing our rigorous review of the subsidiaries and associated companies. Through this process, we expect to reduce the total losses from our unprofitable subsidiaries and associated companies to ¥20.0 billion for the years ending March 2005 and 2006 compared with the ¥53.4 billion aggregate loss for the year ended March 31, 2004.

E.	Off-balance Sheet Arrangements.

      We use off-balance sheet arrangements in the ordinary course of business to further our trading, fund-raising and other activities. Categories of off-balance arrangements are as follows:

Guarantees

      The following tables summarize our guarantees as of March 31, 2004 and 2003.

      The maximum potential amount of future payments represents the amount without consideration of possible recoveries under recourse provision or from collateral held or pledged that we could be obliged to pay if there were defaults by guaranteed parities or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses. Estimated proceeds from collateral and recourse represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees. The carrying amounts of liabilities recorded on the Consolidated Balance Sheets reflect our best estimate of future payments we may incur as part of fulfilling our guarantee obligations.

	Billions of Yen

	Maximum	Recourse	Carrying
	potential amount	provisions/	amount of
As of March 31, 2004:	of future payments	collateral	liabilities

Financial Guarantees	¥258	¥41	¥6
Performance Guarantees	37	6	0
Market Value Guarantees	62	36	—

	Billions of Yen

	Maximum	Recourse	Carrying
	potential amount	provisions/	amount of
As of March 31, 2003:	of future payments	collateral	liabilities

Financial Guarantees	¥284	¥47	¥4
Performance Guarantees	26	—	—
Market Value Guarantees	63	38	—

      In the furtherance of our trading activities, it is a customary practice for us to guarantee, severally or jointly with others, indebtedness of certain of our customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.

      As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased aircraft and ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or will be responsible for making up any shortfall between the actual sales price and the guaranteed value. Upon our adoption of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)— an Interpretation of ARB No. 51,” on December 31, 2003, we consolidated ¥20 billion of assets and liabilities related to certain ocean transport vessel entities. This information is provided in Note 22, “VARIABLE INTEREST ENTITIES.”

Sales of Trade Receivables

      Mitsui & Co. (U.S.A.), Inc. and Mitsui & Co. (Canada) Ltd. use off-balance sheet arrangements in which certain trade receivables are sold to third parties. At March 31, 2004 and 2003, the outstanding amounts of these off-balance sheet arrangements were immaterial.

Variable Interest Entities

      We are involved with and have significant variable interests in a number of variable interest entities that are not consolidated because we are not the primary beneficiary, but in which we have significant variable interests. These variable interest entities mainly engage in leasing and financing activities. Further information is provided in Note 22, “VARIABLE INTEREST ENTITIES.”

F.	Tabular Disclosure of Contractual Obligations.

      The following table provides our contractual obligations as of March 31, 2004 and payment due by period of these contractual obligations:

	Billions of Yen

		Payment Due by Period
	Balance as of
Contractual Obligations	March 31, 2004	March 2005	March 2007	March 2009	After March 2009

Long-Term Debt	¥2,859	¥348	¥691	¥496	¥1,324
Operating Leases	112	22	33	21	36
Purchase Obligations	1,537	512	532	218	275

Total	¥4,508	¥882	¥1,256	¥735	¥1,635

      The amounts of “Long-Term Debt” include bank borrowings, bonds and long-term trade payables. “Operating Leases” represents the schedule of payments for future minimum rentals. Minimum rental payments have not been reduced by minimum sublease rentals of ¥64 billion due in the future under noncancelable subleases. “Purchase Obligations” represents the schedule of payments for long-term purchase obligations, net of advance payments of ¥38 billion made to suppliers as of March 31, 2004. The purchased items are principally ocean transport vessels, chemical materials, oil products, metals and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to the market. In general, our customers, primarily large Japanese industrial companies, are also parties to the contracts or by separate agreements and are committed to purchase the items from us.

      In addition to the above, we plan to contribute ¥34.6 billion to our defined benefit pension plans for the year ending March 31, 2005.

      For additional information regarding long-term debt, operating leases and purchase obligations, see Note 13, “SHORT-TERM AND LONG-TERM DEBT,” Note 8, “LEASES,” and Note 21, “COMMITMENTS AND CONTINGENT LIABILITIES,” respectively.

Item 6.     Directors, Senior Management and Employees.

     A.     Directors and Senior Management.

      We are managed by a Board of Directors and Executive Officers. As of June 30, 2004, we have eleven Directors and forty Executive Officers including eight of which are also Directors. In accordance with our Articles of Incorporation and Rules of the Board of Directors, each Director was elected for a term of one year ending at the close of the ordinary general meeting of shareholders relating to the last closing of accounts. Each Executive Officer has been appointed by the Board of Directors.

      The Board of Directors is our decision-making body. The Board of Directors determines our basic guidelines and policies by establishing our corporate strategy, reviewing our business plans, and supervising and monitoring the activities of our Executive Officers.

      The Executive Officers are responsible for the execution of our corporate activities. They must follow and enforce the general guidelines and policies established by the Board of Directors and our Articles of Incorporation.

      Our Executive Officers consist of one President, three Executive Vice Presidents, four Senior Executive Managing Officers, fourteen Executive Managing Officers and eighteen Managing Officers.

      The execution of the Directors functions is audited by Corporate Auditors. Each Corporate Auditor is elected by Mitsui’s shareholders. As of June 30, 2004, we have five Corporate Auditors. In performing their auditing activities, they act independently of each other while they constitute and act through the Board of Corporate Auditors as the applicable Japanese laws and regulations require.

Directors, Corporate Auditors and Executive Officers

      Our Directors, Corporate Auditors and Executive Officers as of the end of June 2004 were:

Directors

Name	Position

Nobuo Ohashi	Chairman and Director
Shoei Utsuda	Executive Director
Tasuku Kondo	Executive Director
Katsuto Momii	Executive Director
Tetsuya Matsuoka	Executive Director
Masataka Suzuki	Executive Director
Gempachiro Aihara	Executive Director
Yushi Nagata	Executive Director
Yasunori Yokote	Executive Director
Akishige Okada	Director(1), Chairman of the Board of Sumitomo Mitsui Banking Corporation; Director, Chairman of the Board of Sumitomo Mitsui Financial Group
Akira Chihaya	Director(1), Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation

(1)	Mr. Akishige Okada and Mr. Akira Chihaya are external directors as defined in the Commercial Code of Japan. See “Item 6.C. Board Practices.”

Corporate Auditors

Name	Position

Makoto Ejima	Corporate Auditor
Ko Matsukata	Corporate Auditor(1)
Yasutaka Okamura	Corporate Auditor(1), Corporate Auditor of Toyota Motor Corporation
Hiroshi Matsuura	Corporate Auditor
Hideharu Kadowaki	Corporate Auditor(1), Chairman of The Japan Research Institute, Limited

(1)	Mr. Ko Matsukata, Mr. Yasutaka Okamura and Mr. Hideharu Kadowaki are external Corporate Auditors as defined in the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of joint stock corporations. See “Item 6.C. Board Practices.”

Executive Officers

Name	Position

Shoei Utsuda	President and Chief Executive Officer
Tasuku Kondo	Executive Vice President; Chief Financial Officer
Katsuto Momii	Executive Vice President
Yasuo Hayashi	Executive Vice President; Managing Director, Mitsui & Co. Europe PLC
Tetsuya Matsuoka	Senior Executive Managing Officer
Masataka Suzuki	Senior Executive Managing Officer
Gempachiro Aihara	Senior Executive Managing Officer
Yushi Nagata	Senior Executive Managing Officer; Chief Operating Officer, Business Process Re-engineering Project Headquarters
Jun Moriyama	Executive Managing Officer; General Manager, Nagoya Office
Hiroshi Tada	Executive Managing Officer; Chairman for the Americas
Motokazu Yoshida	Executive Managing Officer; Chief Operating Officer, Machinery Business Unit
Yoshiyuki Kagawa	Executive Managing Officer; Chief Operating Officer, Energy Business Unit
Yasunori Yokote	Executive Managing Officer; Chief Compliance Officer
Yoshiyuki Izawa	Executive Managing Officer; General Manager, Osaka Office
Osamu Mori	Executive Managing Officer; Chief Operating Officer, Financial Markets Business Unit
Kazuya Imai	Executive Managing Officer; General Manager, Internal Auditing Division
Toshihiro Soejima	Executive Managing Officer; General Representative of Mitsui & Co., Ltd. in China
Satoru Miura	Executive Managing Officer; Chief Operating Officer, Iron & Steel Products Business Unit
Masayoshi Sato	Executive Managing Officer; Chief Operating Officer, Foods & Retail Business Unit
Kenji Dewa	Executive Managing Officer; Chief Operating Officer, Organic Chemicals Business Unit
Michio Matsuda	Executive Managing Officer; Chief Operating Officer, Power, Transportation & Plant Projects Business Unit
Ken Abe	Executive Managing Officer; Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
Takeshi Ohyama	Managing Officer; General Representative of Mitsui & Co., Ltd. in Indonesia
Takao Sunami	Managing Officer; General Manager, Fukuoka Office
Hirokazu Mizukami	Managing Officer; Deputy Chief Operating Officer, Foods & Retail Business Unit
Junichi Matsumoto	Managing Officer; Chief Operating Officer, Transportation Logistics Business Unit
Kazuo Tasaka	Managing Officer; Deputy Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
Shunichi Miyazaki	Managing Officer; General Manager, Consumer Products & Services Administrative Division

Name	Position

Shinjiro Ogawa	Managing Officer; Chief Operating Officer, Information, Electronics and Telecommunication Business Unit
Toshimasa Furukawa	Managing Officer; General Manager, Machinery, Electronics & Information Administrative Division
Akio Ikeda	Managing Officer; Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.
Hiroshi Ito	Managing Officer; Chief Operating Officer, Consumer Service Business Unit
Jitsuro Terashima	Managing Officer; President, Mitsui Global Strategic Studies Institute
Motonori Murakami	Managing Officer; General Manager, General Accounting & Risk Management Division
Kyoichi Endo	Managing Officer; Managing Director, Mitsui & Co. UK PLC
Toshio Awata	Managing Officer; Chief Information Officer, General Manager, Business Process Re-Engineering Division
Koji Nakamura	Managing Officer; Chief Operating Officer, Plastics & Inorganic Chemicals Business Unit
Toru Kitamura	Managing Officer; Chief Operating Officer, Lifestyle Business Unit
Kenichi Yamamoto	Managing Officer; General Manager, Personnel Division
Masaaki Murakami	Managing Officer; General Manager, Chemical Administrative Division

      The date of birth, the current position and the prior positions of our Directors, Corporate Auditors, and Executive Officers is provided below.

Directors

Name	Nobuo Ohashi
Date of Birth	September 13, 1938
Current Position	Chairman and Director (since April 1, 2004)
Prior Positions	• 1994	A member of Board of Directors (Director, General Manager of Seoul Office)
	• 1996	Director, Chief Operating Officer of Foods Unit
	• 1997	Executive Managing Director, Chief Operating Officer of Foods Unit
	• 1998	Executive Managing Director, General Manager of Corporate Planning Division
	• 1999	Senior Executive Managing Director, General Manager of Corporate Planning Division
	• 2000	Executive Vice President
	• 2002	Executive Vice President, President of Consumer Products & Services Group

Name	Shoei Utsuda
Date of Birth	February 12, 1943
Current Position	President and Chief Executive Officer (since October 1, 2002)
Prior Positions	• 1997	A member of Board of Directors (Director, General Manager of Machinery, Electronics & Information Administrative Division)
	• 1998	Director, Chief Operating Officer of Information Business Unit
	• 2000	Executive Managing Director, General Manager of Corporate Planning Division
	• 2002	Senior Executive Managing Officer, Chief Strategic Officer, Responsible for Administration Division

Name	Tasuku Kondo
Date of Birth	August 12, 1942
Current Position	Executive Vice President and Chief Financial Officer (since April 1, 2004)
Prior Positions	• 1996	A member of Board of Directors (Director, General Manager of Finance Division)
	• 1998	Executive Managing Director
	• 2002	Senior Executive Managing Officer and Chief Financial Officer, Responsible for General Accounting Division, Finance Division and Corporate Risk Management Division

Name	Katsuto Momii
Date of Birth	March 4, 1943
Current Position	Executive Vice President (since April 1, 2004)
Prior Positions	• 1997	A member of Board of Directors (Director, Operating Officer of Iron & Steel Raw Materials Unit)
	• 1998	Director, Chief Operating Officer of Iron & Steel Raw Materials Unit
	• 2000	Executive Managing Director, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc.
	• 2002	Senior Executive Managing Officer, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc.
	• 2003	Senior Executive Managing Officer

Name	Tetsuya Matsuoka
Date of Birth	January 5, 1945
Current Position	Senior Executive Managing Officer (since April 1, 2004)
Prior Positions	• 1998	A member of Board of Directors (Director, General Manager of Metals Administrative Division)
	• 1999	Director, Chief Operating Officer of Non-Ferrous Metals Unit
	• 2001	Executive Managing Director, Managing Director of Mitsui & Co. Europe PLC, Managing Director of Mitsui & Co. UK PLC and Chairman of Mitsui & Co. International (Europe) B.V.
	• 2002	Senior Executive Managing Officer & Chief Strategic Officer, Responsible for Administration Division
	• 2003	Senior Executive Managing Officer and Chief Operating Officer of Business Process Re-Engineering Project Headquarters

Name	Masataka Suzuki
Date of Birth	April 2, 1944
Current Position	Senior Executive Managing Officer (since April 1, 2003)
Prior Positions	• 1999	A member of Board of Directors (Director, Chief Operating Officer of Textile & Fashion Unit)
	• 2002/6	Executive Managing Director, Chief Operating Officer of Textile & Fashion Unit, Consumer Products & Services Group
	• 2002/10	Executive Managing Director, President of Consumer Products & Services Group

Name	Gempachiro Aihara
Date of Birth	October 3, 1943
Current Position	Senior Executive Managing Officer (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Performance Chemicals Unit)
	• 2002/4	Executive Managing Director, Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China
	• 2002/6	Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China

Name	Yushi Nagata
Date of Birth	August 30, 1946
Current Position	Senior Executive Managing Officer, Chief Operating Officer of Business Process Re-Engineering Project Headquarters (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Plant & Project Business Unit)
	• 2001	Director, Operating Officer of Electric Machinery, Plant & Project Business Unit
	• 2002/4	Executive Managing Director, Executive Managing Officer, Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Executive Managing Officer, Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery, Electronics & Information Group
	• 2002/10	Executive Managing Officer, Chief Operating Officer of Electric Machinery, Plant & Project Business Unit

Name	Yasunori Yokote
Date of Birth	June 23, 1946
Current Position	Executive Managing Officer, Chief Compliance Officer (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, General Manager of Personnel Division)
	• 2002/4	Director, Senior Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia
	• 2002/6	Senior Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia

Name	Akishige Okada
Date of Birth	April 9, 1938
Current Position	Director (since June 27, 2003)
Prior Positions	• 2001	Director, Chairman of Sumitomo Mitsui Banking Corporation (remaining as the same position on June 30, 2003)
	• 2002	Director, Chairman of Sumitomo Mitsui Financial Group (remaining as the same position on June 30, 2003)

Name	Akira Chihaya
Date of Birth	March 6, 1935
Current Position	Director (since June 24, 2004)
Prior Positions	• 2003	Director, Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation (remaining as the same position on June 30, 2004)

Corporate Auditors

Name	Makoto Ejima
Date of Birth	April 23, 1937
Current Position	Corporate Auditor (since June 28, 2002)
Prior Positions	• 1992	Director, Chief Operating Officer of Non-Ferrous Metals Unit
	• 1995	Executive Managing Director, General Manager of Osaka Office
	• 1997	Senior Executive Managing Director, General Manager of Osaka Office
	• 2000	Executive Vice President

Name	Ko Matsukata
Date of Birth	March 27, 1933
Current Position	Corporate Auditor (since June 27, 1996)
Prior Positions	• 1990	President of Mitsui Marine and Fire Insurance Co., Ltd.
	• 1996	Vice Chairman of Mitsui Marine and Fire Insurance Co., Ltd.
	• 1997	Senior Advisor to Board of Mitsui Marine and Fire Insurance Co., Ltd. (remaining as the same position on June 30, 2004)

Name	Yasutaka Okamura
Date of Birth	June 13, 1929
Current Position	Corporate Auditor (since June 27, 2003)
Prior Positions	• 1992	Prosecutor, General
	• 1994	Attorney at Law (remaining as the same position on June 30, 2004)
	• 1997	Corporate Auditor of Toyota Motor Corporation (remaining as the same position on June 30, 2004)

Name	Hiroshi Matsuura
Date of Birth	May 24, 1946
Current Position	Corporate Auditor (since June 27, 2003)
Prior Positions	• 1996	General Manager of Credit Division
	• 2002	General Manager of Corporate Risk Management Division

Name	Hideharu Kadowaki
Date of Birth	June 20, 1944
Current Position	Corporate Auditor (since June 24, 2004)
Prior Positions	• 2001	Executive Managing Director of Sumitomo Mitsui Banking Corporation
	• 2003	Director, Executive Vice President of Sumitomo Mitsui Financial Group
	• 2004	Chairman of the Japan Research Institute, Limited (remaining as the same position on June 30, 2004)

Executive Officers (excluding Executive Officers who are also a Director)

Name	Yasuo Hayashi
Date of Birth	August 5, 1942
Current Position	Executive Vice President, Managing Director of Mitsui & Co. Europe PLC (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Executive Managing Director)
	• 2001	Executive Managing Director, Chief Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery Electronics & Information Group
	• 2002	Executive Managing Director, President of Machinery Electronics & Information Group
	• 2003	Senior Executive Managing Officer

Name	Jun Moriyama
Date of Birth	December 7, 1946
Current Position	Executive Managing Officer, General Manager of Nagoya Office (since April 1, 2003)
Prior Positions	• 1999	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Unit)
	• 2001	Director, General Manager of Nagoya Office
	• 2002/4	Director, Senior Managing Officer, General Manager of Nagoya Office
	• 2002/6	Senior Managing Officer, General Manager of Nagoya Office

Name	Hiroshi Tada
Date of Birth	March 3, 1945
Current Position	Executive Managing Officer, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc. (since April 1, 2003)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Raw Materials Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit, Metals Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit, Metals Group

Name	Motokazu Yoshida
Date of Birth	January 7, 1948
Current Position	Executive Managing Officer, Chief Operating Officer of Machinery Business Unit (since April 1, 2004)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit)
	• 2002/4	Director, Senior Managing Officer Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2003	Executive Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit

Name	Yoshiyuki Kagawa
Date of Birth	November 22, 1946
Current Position	Executive Managing Officer, Chief Operating Officer of Energy Business Unit (since April 1, 2003)
Prior Positions	• 2002	Managing Officer, Chief Operating Officer of Energy Business Unit, Energy Group

Name	Yoshiyuki Izawa
Date of Birth	February 10, 1948
Current Position	Executive Managing Officer, General Manager of Osaka Office (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Information Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Information Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Information Business Unit

Name	Osamu Mori
Date of Birth	January 1, 1949
Current Position	Executive Managing Officer, Chief Operating Officer of Financial Markets Business Unit (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, General Manager of Finance Division)
	• 2002/4	Director, Senior Managing Officer, General Manager of Finance Division
	• 2002/6	Senior Managing Officer, General Manager of Finance Division
	• 2003	Senior Managing Officer, Chief Operating Officer, of Financial Markets Business Unit

Name	Kazuya Imai
Date of Birth	April 20, 1946
Current Position	Executive Managing Officer, General Manager of Internal Auditing Division (since April 1, 2004)
Prior Positions	• 2001	A member of Board of Directors (Director, Executive Vice President of Mitsui & Co. (U.S.A.), Inc.)
	• 2002/1	Director
	• 2002/4	Director, Senior Managing Officer
	• 2002/6	Senior Managing Officer

Name	Toshihiro Soejima
Date of Birth	November 10, 1946
Current Position	Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China (since April 1, 2004)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Electronics Devices Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group
	• 2003	Senior Managing Officer, General Manager of Corporate Planning & Strategy Division

Name	Satoru Miura
Date of Birth	March 2, 1947
Current Position	Executive Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit (since April 1, 2004)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit, Metals Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit

Name	Masayoshi Sato
Date of Birth	November 30, 1945
Current Position	Executive Managing Officer, Chief Operating Officer of Foods & Retail Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, Chief Operating Officer of Foods Unit

Name	Kenji Dewa
Date of Birth	June 17, 1946
Current Position	Executive Managing Officer, Chief Operating Officer of Organic Chemicals Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, Chief Operating Officer of Petrochemicals Unit

Name	Michio Matsuda
Date of Birth	October 3, 1946
Current Position	Executive Managing Officer, Chief Operating Officer of Power, Transportation & Plant Projects Business Unit (since April 1, 2004)
Prior Positions	• 2002/4	Managing Officer, Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery, Electronics & Information Group
	• 2002/9	Managing Officer, Chief Operating Officer of Communications, Transportation & Industrial Project Business Unit
	• 2003/1	Managing Officer, Chief Operating Officer of Telecommunications, Transportation & Industrial Systems Business Unit

Name	Ken Abe
Date of Birth	September 19, 1947
Current Position	Executive Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, General Manager of Metals Administrative Division
	• 2003	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit

Name	Takeshi Ohyama
Date of Birth	May 18, 1947
Current Position	Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, General Manager of Personnel Division

Name	Takao Sunami
Date of Birth	August 22, 1947
Current Position	Managing Officer, General Manager of Fukuoka Office (since January 1, 2003)
Prior Positions	• 2002	Managing Officer, General Manager of e-Mitsui Business Division

Name	Hirokazu Mizukami
Date of Birth	August 24, 1947
Current Position	Managing Officer, Deputy Chief Operating Officer of Foods & Retail Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, Chief Operating Officer of Retail Unit

Name	Junichi Matsumoto
Date of Birth	September 25, 1947
Current Position	Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, General Manager of Corporate Planning Division
	• 2003	Managing Officer, Deputy General Vice Representative of Mitsui & Co., Ltd. in China

Name	Kazuo Tasaka
Date of Birth	December 27, 1947
Current Position	Managing Officer, Deputy Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, Chief Operating Officer of Non-Ferrous Metals Unit

Name	Shunichi Miyazaki
Date of Birth	February 11, 1948
Current Position	Managing Officer, General Manager of Consumer Products & Services Administrative Division (since April 1, 2002)

Name	Shinjiro Ogawa
Date of Birth	September 17, 1948
Current Position	Managing Officer, Chief Operating Officer of Information, Electronics and Telecommunication Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, General Manager of Machinery, Electronics & Information Administrative Division

Name	Toshimasa Furukawa
Date of Birth	December 25, 1948
Current Position	Managing Officer, General Manager of Machinery, Electronics & Information Administrative Division (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, President of Mitsui & Co. (Taiwan) Ltd.

Name	Akio Ikeda
Date of Birth	January 1, 1947
Current Position	Managing Officer, Chairman & Managing Director of Mitsui & Co. (Australia) Ltd. (since April 1, 2004)
Prior Positions	• 2003	Managing Officer, Chief Operating Officer of General Merchandise Unit

Name	Hiroshi Ito
Date of Birth	February 8, 1947
Current Position	Managing Officer, Chief Operating Officer of Consumer Service Business Unit (since April 1, 2004)
Prior Positions	• 2003	Managing Officer, Chief Operating Officer of Service Business Unit

Name	Jitsuro Terashima
Date of Birth	August 11, 1947
Current Position	Managing Officer, President of Mitsui Global Strategic Studies Institute (since April 1, 2003)

Name	Motonori Murakami
Date of Birth	November 19, 1948
Current Position	Managing Officer, General Manager of General Accounting & Risk Management Division (since April 1, 2004)
Prior Positions	• 2003	Managing Officer, General Manager of General Accounting Division

Name	Kyoichi Endo
Date of Birth	October 5, 1947
Current Position	Managing Officer, Managing Director of Mitsui & Co. UK PLC (since April 1, 2004)

Name	Toshio Awata
Date of Birth	July 28, 1948
Current Position	Managing Officer, Chief Information Officer & General Manager of Business Process Re-Engineering Division (since April 1, 2004)

Name	Koji Nakamura
Date of Birth	August 15, 1948
Current Position	Managing Officer, Chief Operating Officer of Plastics & Inorganic Chemicals Business Unit (since April 1, 2004)

Name	Toru Kitamura
Date of Birth	March 23, 1949
Current Position	Managing Officer, Chief Operating Officer of Lifestyle Business Unit (since April 1, 2004)

Name	Kenichi Yamamoto
Date of Birth	July 25, 1949
Current Position	Managing Officer General Manager of Personnel Division (since April 1, 2004)

Name	Masaaki Murakami
Date of Birth	August 10, 1949
Current Position	Managing Officer, General Manager of Chemical Administrative Division (since April 1, 2004)

      There is no family relationship between any Directors, Corporate Auditors, Executive Officers and any other persons named above. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director, a Corporate Auditor or a member of the senior management.

     B.     Compensation.

      The aggregate amount of compensation, including benefits from Directors’, Auditors’ and Executive Officers’ Pension Plan, paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2004, was ¥2,891 million.

      In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a retirement allowance, which is subject to approval by shareholders at a general meeting of the shareholders. The amount of the retirement allowance generally reflects the number of years of service, rank at the time of retirement and special contributions to our performance.

      Retirement allowances, including benefits from Directors’, Corporate Auditors’ and Executive Officers’ Pension Plan, paid to retired individual Directors, Corporate Auditors and Executive Officers totaled

¥1,476 million, and the annual bonuses paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2004 was ¥98 million, both of which were included in the ¥2,891 million aggregate compensation discussed above.

      The amount set aside by us for Directors’, Corporate Auditors’ and Executive Officers’ Pension Plan to provide pension benefit to retired Directors, Corporate Auditors, and Executive Officers was ¥904 million as of March 31, 2004.

      Since the retirement allowance is subject to the approval of shareholders at a general meeting of shareholders, there are no retirement allowances to be accrued for the Directors, Corporate Auditors, and Executive officers as of March 31, 2004.

      The retirement allowance system for Directors, Corporate Auditors and Executive Officers was abolished pursuant to a resolution of the Board of Directors in February 2004.

      Mitsui’s Articles of Incorporation do not provide for the establishment of stock option plans for Mitsui’s directors and senior management.

     C.     Board Practices.

      The information in “Item 6.A. Directors and Senior Management” is incorporated into this section by reference.

      None of our Directors have entered into any service contracts with us providing for benefits upon termination of his or her employment.

      A 2002 amendment to the Commercial Code of Japan gave the company the alternative of selecting the “Committee System” as the framework for corporate governance. We decided, however, to maintain the current system with corporate auditors because we believe that our corporate auditors, of which two are full-time and three are external auditors as of March 31, 2004 and their functions are legally defined and reinforced, provide adequate auditing functions. Furthermore, internal directors are familiar with our business operations and can therefore contribute to effective management. Although we retained the corporate auditor system, we did decide to adopt certain aspects of the Committee System and have established three committees (The Governance Committee, the Nomination Committee, and the Remuneration Committee) to provide advice to the Board of Directors. In addition, other measures have been taken, such as shortening the term of Directors and Executive Officers from two years to one year, the eliminating retirement allowance, and increasing the number of external directors.

      Our Directors and Corporate Auditors are elected at the general meeting of shareholders. In accordance with Mitsui’s Articles of Incorporation, Rules of the Board of Directors and Rules of the Corporate Auditors, the normal term of office for its Directors is one year(2) and for its Corporate Auditors is four years. However, they may both serve any number of consecutive terms. The following table shows our Directors’, Corporate Auditors’ and Executive Officers’ terms of office and their shareholdings as of June 30, 2004.

      At Mitsui’s ordinary general meeting of shareholders held on June 24, 2004, an amendment to the Articles of Incorporation was resolved whereby the normal term of office for Directors has been changed from two years to one year. Provided, however, that the term of Directors who were elected prior to the ordinary general meeting of shareholders held on June 27, 2003 remains two years. In accordance with a supplementary provision to amendments of the Commercial Code of Japan, the term of Corporate Auditors who were elected prior to the ordinary general meeting of shareholders held on June 27, 2003 remains three years.

	Length of Time
	Served in Office
	(From Appointment	Shareholdings as of
	to June 2004)(2)	June 30, 2004

Director:
Nobuo Ohashi	10 years	42,000
Shoei Utsuda	7 years	22,103
Tasuku Kondo	8 years	21,000
Katsuto Momii	7 years	14,163
Tetsuya Matsuoka	5 years	2,000
Masataka Suzuki	4 years	13,000
Akishige Okada(1)	1 year	—
Gempachiro Aihara	2 years	5,000
Yushi Nagata	2 years	14,000
Yasunori Yokote	2 years	7,000
Akira Chihaya(1)	Less than 1 year	1,000

(1)	Mr. Akishige Okada and Mr. Akira Chihaya are external directors as defined in the Commercial Code of Japan.

(2)	At Mitsui’s ordinary general meeting of shareholders held on June 24, 2004, an amendment to the Articles of Incorporation was resolved whereby the normal term of office for Directors has been changed from two years to one year.

		Length of Time
		Served in Office
	Date of Expiration of	(From Appointment	Shareholdings as of
	Current Term of Office	to June 2004)	June 30, 2004

Corporate Auditor:
Makoto Ejima	June 2005	2 years	40,900
Ko Matsukata(3)	June 2005	8 years	12,000
Yasutaka Okamura(3)	June 2007	1 year	1,000
Hiroshi Matsuura	June 2007	1 year	10,000
Hideharu Kadowaki(3)	June 2008	Less than 1 year	—

(3)	Mr. Ko Matsukata, Mr. Yasutaka Okamura and Mr. Hideharu Kadowaki are external Corporate Auditors as defined in the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Joint Stock Corporations.

	Length of Time
	Served in Office
	(From Appointment	Shareholdings as of
	to June 2004)(4)	June 30, 2004

Executive Officer (excluding Executive Officers who are also a Director):
Yasuo Hayashi	4 years	21,000
Jun Moriyama	5 years	17,103
Hiroshi Tada	4 years	14,000
Motokazu Yoshida	3 years	7,000
Yoshiyuki Kagawa	2 years	9,133
Yoshiyuki Izawa	4 years	8,000
Osamu Mori	4 years	18,166
Kazuya Imai	3 years	9,266
Toshihiro Soejima	3 years	11,000
Satoru Miura	3 years	8,206
Junichi Masuda	2 years	11,000
Masayoshi Sato	2 years	8,334
Kenji Dewa	2 years	5,000
Michio Matsuda	2 years	3,000
Takeshi Ohyama	2 years	10,339
Takao Sunami	2 years	6,755
Hirokazu Mizukami	2 years	3,532
Ken Abe	2 years	11,000
Junichi Matsumoto	2 years	14,000
Kazuo Tasaka	2 years	20,948
Shunichi Miyazaki	2 years	8,000
Shinjiro Ogawa	2 years	8,000
Toshimasa Furukawa	2 years	10,000
Akio Ikeda	1 year	7,000
Hiroshi Ito	1 year	7,000
Jitsuro Terashima	1 year	12,000
Motonori Murakami	1 year	14,769
Kyoichi Endo	Less than 1 year	6,000
Toshio Awata	Less than 1 year	1,680
Koji Nakamura	Less than 1 year	6,000
Toru Kitamura	Less than 1 year	—
Kenichi Yamamoto	Less than 1 year	7,650
Masaaki Murakami	Less than 1 year	15,000

Total Shareholdings by Directors, Corporate Auditors, and Executive Officers		525,047

(4)	The rules of Executive Officers provides for the term of the Executive Officers as one year starting April 1 and ending March 31.

     Mitsui’s Articles of Incorporation provide that the Board of Directors shall elect from among its members Representative Directors, one of whom shall be the President. Under the Commercial Code of Japan, each of the Representative Directors has statutory authority and power to represent and act on behalf of the company in all respects.

      At least one of Corporate Auditors(5) should be a person who has not been a director, general manager or employee of a company or any of its subsidiaries during the five-year period(6) prior to his or her election as a Corporate Auditor. Each Corporate Auditor has a statutory duty to examine financial statements, in collaboration with independent certified public accountants, and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration of the company’s affairs by Directors. Corporate Auditors are required to participate in meetings of the Board of Directors but are not entitled to vote.

(5)	In accordance with amendments of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Joint Stock Corporations, the number of external corporate auditors after the conclusion of the first ordinary general meeting of shareholders held with respect to the fiscal year ending on and after May 1, 2005, is required to be at least half the number of corporate auditors of a large company whose capital is not less than ¥500 million, or whose total debt amount is not less than ¥20 billion.

(6)	In accordance with the same amendment as (4), an external corporate auditor who is elected at the first ordinary general meeting of shareholders held with respect to the fiscal year ending on and after May 1, 2005, is defined as any person who has not at any time been an employee, manager or director of the company or of any of its subsidiaries.

     Corporate Auditors constitute the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare and submit its audit report to the Board of Directors each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the independent auditors’ report. The Board of Corporate Auditors is empowered to establish audit principles, methods of examination by the Corporate Auditors of the company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties. The Corporate Auditors may not at the same time be directors, managers or employees of the company or any of its subsidiaries or executive officers of any of its subsidiaries.

Exemption from Certain Corporate Governance Requirements of NASDAQ.

      NASDAQ rules provide that NASDAQ may grant exemptions from the NASDAQ corporate governance standards to a foreign issuer when those standards are contrary to a law, rule or regulation of any public authority exercising jurisdiction over such issuer or contrary to generally accepted business practices in the issuer’s country of domicile, except to the extent that such exemptions would be contrary to the U.S. federal securities laws. In connection with the renewal of the Listing Agreement with NASDAQ for listing of American Depositary Shares representing our common stock on the NASDAQ National Market in 1989, we received from NASDAQ exemptions from certain NASDAQ corporate governance standards. These exemptions and the practices we follow are described below:

•	We are exempt from NASDAQ’s requirement that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with Japanese law, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited unconsolidated financial statements in English to the depository for the ADSs, and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

•	We are exempt from NASDAQ’s requirement that there be independent directors on the board of directors. Currently, for a foreign issuer, NASDAQ requires that there be two independent directors on its board of directors. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Currently, we have three outside corporate auditors. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending March 31, 2005 at least 50% of our corporate auditors will be required to be outside corporate auditors. Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment.

•	We are exempt from NASDAQ’s requirement that there be an audit committee of the board of directors. Currently, for a foreign issuer, NASDAQ requires that a majority of such an audit committee’s members be independent directors. Like a majority of Japanese companies, we employ the corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company: to monitor the performance of the directors, and review and express opinion on the method of auditing by the company’s accounting firm and on such accounting firm’s audit reports, for the protection of the company’s shareholders. Large Japanese companies, including us, are required to have at least three corporate auditors. Currently, we have five corporate auditors, three out of which are outside corporate auditors as described above. In addition, as discussed above, our corporate auditors serve a longer term than our directors.

•	We are exempt from NASDAQ’s requirement that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Commercial Code of Japan (the “Commercial Code”), however, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders, except for (i) the election of directors and corporate auditors for which the quorum shall not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Commercial Code (the “special shareholders resolutions”), including an amendment to the Articles of Incorporation, a reduction of stated capital, the removal of a director or corporate auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders’ resolution, any offering of new shares at a “specially favorable” price (or any offering of the rights to subscribe for, or acquire its shares at a “specially favorable” conditions) to any persons other than shareholders, for which the quorum shall be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the meeting is required. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.

•	We are exempt from NASDAQ’s requirement that shareholder approval be obtained for the issuance of the issuer’s stock in certain conditions or certain specified transactions described in NASDAQ Rule 4350(i)(1). The Commercial Code requires us to seek shareholder approval of various matters, and in certain instances the special shareholders resolutions as described above are required for approval. In addition, while the Commercial Code permits, in certain instances, the issuance of equity securities without shareholder approval, the Commercial Code also contains provisions requiring the timely dissemination of information relating to such issuance, allowing for opportunities for shareholders to voice their concern with such issuance, and mandating the election of statutory auditors whose fiduciary duty is to, among other things, oversee on behalf of the shareholders actions by the board of directors relating to such issuance.

      As described in this “Item 6.C. Board Practices,” we have a Board of Corporate Auditors which examines our financial statements and business reports which are submitted by the Board of Directors to the general meeting of shareholders and supervise the administration of our affairs by Directors. We plan to take appropriate steps with respect to our corporate governance system by July 31, 2005 so that our Board of Corporate Auditors will fully satisfy the conditions set forth in paragraph (c)(3) of Rule 10A-3, for the purpose of availing ourselves of the general exemption provided by that paragraph from the amended corporate governance standards of NASDAQ implementing the requirements of Rule 10A-3, including the requirements relating to the independence of the audit committee members and responsibilities of the audit committee.

      The rights of ADS holders, including their rights relating to corporate governance practices, are provided in the deposit agreement which is an exhibit to this annual report.

Limitation of Liabilities of Directors and Corporate Auditors

      The Articles of Incorporation of Mitsui provide that Mitsui may, by resolution of the Board of Directors, limit the liabilities of Directors and Corporate Auditors to the extent as permitted by Japanese laws. The Articles of Incorporation of Mitsui also provide that Mitsui may conclude a contract with external Directors to limit the liability of such Directors to the extent as permitted by Japanese laws. In accordance with such provision of the Articles of Incorporation, Mitsui has concluded with Mr. Akishige Okada, an external

Director, a contract dated June 27, 2003 and has also concluded with Mr. Akira Chihaya, an external Director, a contract dated June 24, 2004, to limit their liability to the extent permitted by Japanese laws.

D.	Employees

      As of March 31, 2004, 2003 and 2002, we had 39,735, 37,734, and 36,116 employees, respectively. The average number of temporary employees during the year ended March 31, 2004 was 9,537.

      The following table provides the number of employees by operating segment as of the years ended March 31, 2004, 2003 and 2002.

	Year ended March 31,

	2004	2003	2002

Operating Segment:
Metals Products & Minerals	4,065	4,033	4,213
Machinery, Electronics & Information(1)	7,243	6,565	6,187
Chemical	3,581	3,075	2,742
Energy	1,466	1,303	1,349
Consumer Products & Services	10,809	9,796	9,242
Domestic Branches and Offices	2,736	2,945	3,309
Americas	2,612	2,637	2,567
Europe	1,098	1,173	1,263
Other Overseas Areas	3,138	3,182	3,064
Corporate	2,987	3,025	2,180

Total	39,735	37,734	36,116

(1)	From the year ended March 31, 2003, “Electronics & Information” is combined with “Machinery.” The operating segment information for the year ended March 31, 2002 has been restated to conform to the presentation for the years ended March 31, 2004 and 2003.

      We consider relations between management and our labor unions to be good.

E.	Share Ownership.

Directors, Corporate Auditors and Executive Officers

      As of June 30, 2004, the members of Mitsui’s Board of Directors, Corporate Auditors and Executive Officers held as a group, 574,556 shares of our common stock, representing 0.04% of the shares outstanding. This number of shares includes 49,509 shares held by Mitsui Executives’ Shareholding Association.

      None of Mitsui’s Directors, Corporate Auditors nor Executive Officers is the beneficial owner of more than 1% of Mitsui’s common stock. The number of shares held by Mitsui’s Directors, Corporate Auditors and Executive Officers, on an individual basis, is provided in “Item 6.C. Board Practices,” and is incorporated herein by reference.

Employees Shareholding Association

      Mitsui operates an Employees’ Shareholding Association which, as of June 30, 2004, had 3,321 employee member participants.

      Employee members declare monthly the amount to be deducted from their salary to be used to purchase shares of common stock of Mitsui through the Employees’ Shareholding Association. Employee members receive from Mitsui a monthly subsidy equivalent to 10% of the declared amount, enabling them to purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Employees’ Shareholding Association. Employee members are able to sell part of their shares that have been reserved for them under the Employees’ Shareholding Association’s plan, in multiples of 1,000 shares, once every month. As of June 30, 2004, the total amount of shares having voting rights owned by the Employees’ Shareholding Association was 13,502,336, representing 0.85% of the total shares issued and outstanding.

      Mitsui does not have any other arrangements for involving its employees in the capital of Mitsui, including any arrangement that involves the issue or grant of options, shares or securities of Mitsui.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

      As of March 31, 2004, there were 1,583,674,837 shares of our common stock issued (including 2,661,783 shares of treasury stock), of which 5,507,840 shares were in the form of ADSs, representing 0.35% of our then outstanding common stock, and 75,017,128 shares, representing 4.74% of our then outstanding common stock, were held of record in the form of common stock by residents in the United States. The number of registered ADS holders was 43, and the number of registered holders of shares of common stock in the United States was 109.

      The following table shows our major shareholders as of March 31, 2004, including shareholders who owned less than 5% of our then outstanding common stock, disclosed under the Security and Exchange Law of Japan.

	Thousands of shares of	Percentage of common
Shareholders	common stock owned	stock Outstanding(*)

The Master Trust Bank of Japan, Ltd. (trust account)	151,817	9.58%
Japan Trustee Services Bank, Ltd. (trust account)	132,563	8.37
Mitsui Mutual Life Insurance Co.	57,411	3.62
Sumitomo Mitsui Banking Corporation	56,570	3.57
The Chuo Mitsui Trust and Banking Company, Limited	49,278	3.11
Mizuho Corporate Bank, Ltd.	48,083	3.03
The Chase Manhattan Bank, N.A. London Sees Lending Omnibus Account	44,008	2.77
Nippon Life Insurance Co.	36,025	2.27
Mitsui Sumitomo Insurance Co., Ltd.	30,908	1.95
The Bank of Tokyo-Mitsubishi, Ltd.	30,375	1.91

(*)	The figures are rounded down to two decimal places.

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

      Based on such reports we have received, we are aware that each of the following persons, together with its affiliates, was the beneficial owner of our common stock in the amounts and as of the dates shown in the following tables:

Schroder Investment Management (Japan) Ltd.

	Thousands of shares of	Percentage of common
	common stock owned	stock outstanding
Ownership as of
March 31, 2002	128,384,568	8.10%
September 30, 2002	150,816,435	9.52
November 28, 2002	167,083,785	10.55
March 31, 2004	146,045,454	9.22

Mitsui Asset Trust Banking Company, Limited

	Thousands of shares of	Percentage of common
	common stock owned	stock outstanding
Ownership as of
March 31, 2002	110,312,214	6.96%
November 30, 2003	87,912,465	5.55

Mizuho Corporate Bank, Ltd.

	Thousands of shares of	Percentage of common
	common stock owned	Stock outstanding
Ownership as of
April 30, 2002	86,611,342	5.46%
July 31, 2002	84,466,738	5.32
January 31, 2003	85,155,623	5.37
April 30, 2003	76,810,314	4.84

Mitsubishi Tokyo Financial Group, Ltd.

	Thousands of shares of	Percentage of common
	common stock owned	Stock outstanding
Ownership as of
October 31, 2002	78,749,296	4.97%

The Fuji Bank, Ltd.

	Thousands of shares of	Percentage of common
	common stock owned	Stock outstanding
Ownership as of
January 31, 2002	88,498,432	5.57%

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

     B.     Related Party Transactions.

      In conducting our business operations involving a broad range of products throughout the world, we have, in the ordinary course of business, formed alliances with leading partner companies in Japan and overseas, including manufacturers and companies in the field of natural resources, such as energy and ferrous materials. Moreover, in the ordinary course of business, from time to time, we make minority investments in, or provide loans to, amongst others, our customers, manufacturers, alliance partners, distributors or suppliers. We conduct our global business operations on a continuing basis with these associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which we have the ability to exercise significant influence). Our principal associated companies include Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Mitsui Leasing & Development, Ltd. (40.63%), Nihon Unisys, Ltd. (27.85%), Mitsui Oil Exploration Co., Ltd. (40.75%) and Sakhalin Energy Investment Company Ltd. (25.00%), among others.

      The following table shows information regarding account balances and transactions with associated companies:

	Millions of Yen

	As of March 31,

	2004	2003

Accounts receivable, trade	¥186,373	¥195,411
Advances to associated companies	202,293	170,038
Accounts payable, trade	76,360	77,033

      Dividends received from associated companies for the years ended March 31, 2004, 2003 and 2002 amounted to ¥18,714 million, ¥13,037 million and ¥9,590 million, respectively.

      See Note 6, “INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES” to our consolidated financial statements.

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

      In furtherance of their trading activities, it is customary practice for us to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2004, the aggregate amount of loans (including ¥62,290 million of guarantees) relating to associated companies was ¥305,203 million. The largest amount outstanding as of March 31, 2004 was a ¥90,389 million no interest loan to Sakhalin Energy Investment Company Ltd., which is also the largest amount outstanding during the period from the beginning of our fiscal year ended March 31, 2004. Sakhalin Energy Investment Company Ltd. was formed in 1994 to develop the Piltun Astokhskoye field and the Lunskoye field in the Sea of Okhotsk, offshore from Sakhalin Island in the Russian Far East. The loan was mainly from Mitsui Sakhalin Holdings B.V., which is our wholly-owned subsidiary engaged in investing and financing for Sakhalin Energy Investment Company Ltd. Other major loans to associated companies are related to power plant projects and natural resource development projects jointly invested with other partners.

      In the ordinary course of our business, we have entered into transactions with various organizations with which certain of our Directors and Senior Management are associated, but no material transactions have been entered into for the three-year period ended March 31, 2004.

      As of March 31, 2004, no person was the beneficial owner of more than 10% of our common stock.

     C.     Interests of Experts and Counsel.

      Not applicable.

Item 8.     Financial Information.

     A.     Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

      The audited consolidated financial statements required by this item are included elsewhere in this annual report.

Export Sales

      Our total revenues from export transactions constitute a significant portion of our total revenues. The total amount of revenues from export transactions for the year ended March 31, 2004 were ¥197,614 million or 7% of total revenues of ¥2,980,342 million.

Legal Proceedings

Antitrust Suits against Mitsui, Mitsui U.S.A. and Novus International

      Since July 1999, Mitsui, Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”) and Novus International, Inc., our subsidiaries, have been defendants in a series of lawsuits in the United States by methionine purchasers, who are claiming that there was a violation of the U.S. antitrust laws regarding methionine, an animal feed additive. In 2002, Mitsui, Mitsui U.S.A. and Novus International, Inc. reached agreements for settlement with the federal class action plaintiffs and the plaintiffs who opted out of that class action. Under these settlements, Novus International, Inc. paid U.S.$96 million as settlement amount, which had been already recorded as a provision in our consolidated financial statements for the year ended March 31, 2002. All other related lawsuits are pending. However, we believe the pending lawsuits will not have a significant adverse effect on our consolidated results of operations.

Antitrust Suits against Mitsui, Mitsui U.S.A. and Bioproducts

      Our wholly-owned U.S. subsidiary, Bioproducts, Inc., which is producing choline chloride, an ingredient of animal feed and pet foods, was named as a defendant in the lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws.

      Although Mitsui and Mitsui U.S.A. are neither manufacturers nor sellers of choline chloride in the U.S. market, Mitsui and Mitsui U.S.A. were also named as defendants, together with the manufacturers in a class action lawsuit, based on the plaintiff’s allegation that Mitsui and Mitsui U.S.A. were involved in the violation of the antitrust laws. During the course of the legal proceedings, Mitsui and Mitsui U.S.A. have consistently denied any wrongdoing. However, in the trial before the Federal District Court of the District of

Columbia in June 2003, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws and that the damages suffered by the plaintiffs are U.S.$49.5 million. Mitsui and Mitsui U.S.A. which have always denied all allegations of wrongdoing, considered undertaking the legal proceedings necessary to overrule the verdict. But given the circumstances, it was determined that a settlement with the class plaintiffs would be in the best interest of Mitsui and all of its stakeholders. As a result, Mitsui, Mitsui U.S.A. and Bioproducts, Inc. entered into an agreement for settlement with the class action plaintiffs in October 2003. Under this settlement, Mitsui, Mitsui U.S.A. and Bioproducts, Inc. will be released from the class action proceedings and pay the class action plaintiffs U.S.$53.0 million as a settlement amount. The settlement is subject to and in the process of obtaining court approval. This amount is recorded as other expense— net in the Statements of Consolidated Income for the year ended March 31, 2004.

      Also, Mitsui, Mitsui U.S.A. and Bioproducts, Inc. were also named as defendants in other lawsuits made by the plaintiffs who opted out of that class action, but entered into an agreement for settlement with most of the plaintiffs in February 2004. Under this settlement, Mitsui, Mitsui U.S.A. and Bioproducts, Inc. were released from the legal proceedings by paying the opt-out plaintiffs U.S.$73.5 million as a settlement amount. This amount was paid in February 2004 and is recorded as other expense— net in the Statements of Consolidated Income for the year ended March 31, 2004. There are still pending lawsuits, but the management believes that there is less than a reasonable possibility that the pending lawsuits would materially affect the consolidated results of operations of Mitsui.

Other Matters

      Various other claims and legal actions are pending against us in respect of contractual obligations and other matters arising out of the conduct of our business. Appropriate provision has been recorded for the estimated loss on claims and legal actions including those mentioned above. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations, or cash flows of Mitsui.

Dividend Policy

      Under our Medium-Term Strategic & Financial Plan that we announced on May 19, 2004, which runs thorough March 31, 2006, we have set the target dividend payout ratio at 20% of consolidated net income, and by growing profits at Mitsui will aim to progressively and sustainably increase dividend payments. Such payments will, however, be subject to our future earnings, financial condition, approval at the shareholders’ meeting (in the case of year-end dividends) and other factors, including statutory and other restrictions with respect to the payment of dividends.

     B.     Significant Changes.

      Except as disclosed in this annual report, there has not been any significant change since the date of the latest annual consolidated financial statements included elsewhere in this annual report.

Item 9.     The Offer and Listing.

     A.     Offer and Listing Details.

      The primary market for our common stock is the Tokyo Stock Exchange, or TSE. Our common stock is traded on the First Section of the TSE and is also listed on four other stock exchanges in Japan (Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges).

      Our ADSs, each representing 20 shares of common stock, are traded on the National Market of NASDAQ under the symbol MITSY. In addition, our common stock is listed on the Luxembourg Stock Exchange, in the form of European Depositary Shares, each representing 20 shares; on the Frankfurt Stock Exchange, in the form of co-ownership shares, each representing 1 share, in Global Bearer Certificates; and on the Amsterdam Stock Exchange through the Amsterdam Securities Account System.

      There may, from time to time, be a differential between our common stock’s price on exchanges outside the United States and the market price of ADSs in the United States. The majority of our common stock traded outside of Japan is traded on the National Market of NASDAQ.

      ADRs, each evidencing one or more ADSs, were originally issued pursuant to a Deposit Agreement in May 1963, as amended from time to time, that we entered into with Citibank N.A. of New York as Depositary and the holders of the ADRs.

      The following table provides for the periods indicated the reported high and low closing sales prices of our common stock on the TSE, and the reported high and low closing bid price quotations per ADS on the National Market of NASDAQ:

	TSE		NASDAQ

	Price per Share
	of Common		Price per ADS
	Stock (Yen)		(U.S. dollars)(1)

	High	Low	High	Low

Year ended March 31:
2000	¥1,019	¥670	$164.75	$122.38
2001	851	605	161.50	98.00
2002	926	575	152.13	91.00
2003	910	531	146.75	89.40
2004	946	541	181.50	90.90
Year ended March 31, 2003:
First quarter	¥910	¥756	$146.75	$113.50
Second quarter	825	603	135.00	100.42
Third quarter	636	531	103.01	89.40
Fourth quarter	679	550	111.50	91.40
Year ended March 31, 2004:
First quarter	¥629	¥541	$106.59	$90.90
Second quarter	800	620	140.50	106.76
Third quarter	903	727	162.77	136.00
Fourth quarter	946	770	181.50	150.80
Year ending March 31, 2005:
First quarter	¥1,010	¥773	$191.11	$137.50
Month of:
March 2004	¥946	¥869	$181.50	$159.00
April 2004	1,010	910	191.11	168.00
May 2004	886	773	169.00	137.50
June 2004	884	807	161.25	147.98
July 2004	853	801	157.40	144.45
August 2004	905	840	165.50	153.01

(1)	All fractional figures of the prices per ADS are rounded to the nearest two decimal points.

      Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day’s closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his shares at such price on a particular trading day, or at all.

      On September 17, 2004, the closing sales price per share of our common stock on the TSE was ¥919, and the closing sales price per ADS on The NASDAQ National Market was U.S.$169.48.

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

Objects and Purposes

      Article 2 of Mitsui’s Articles of Incorporation provides that our objects are to engage in the following business:

1.	Foreign trading business, purchasing and selling business, wholesaling business, agency business and brokerage business, relating to the following commodities:

(1)	Ferrous and non-ferrous metals and their raw materials and manufactured goods, and minerals.

(2)	Coal, petroleum, natural gas and other fuels and their by-products.

(3)	All kinds of machines and appliances (including measuring instruments and medical apparatus), equipment including manufacturing equipment, communications equipment and antipollution equipment, rolling stock and vehicles, ships and boats, aerospace equipment and aircraft, and parts for the foregoing.

(4)	All kinds of chemical products, salt, fertilizers, high-pressure gas, explosives, pharmaceuticals (including medicines, non-medicinal drugs, medicine for veterinary use, narcotics, powerful poison and poison), radio isotope, toilet preparations and their raw materials.

(5)	Cereals, sugar, oils and fats, feeds and their raw materials; livestocks, agricultural, dairy and marine products, processed foods, alcoholic beverage and other foodstuffs and drinks.

(6)	All kinds of textile products and their raw materials.

(7)	All kinds of fur products and raw fur.

(8)	Lumber, cement and other building materials.

(9)	Rubber, pulp, paper and their manufactured goods; tobacco, cigars, cigarettes and sundry goods.

(10)	Industrial water and drinking water.

2.	Exploration, development, manufacturing, processing, scrapping and recycling business relating to the above-mentioned commodities.

3.	Acquisition, planning, preservation, utilization and disposition of copyrights, patent rights, other intellectual property rights, know-how, system technology, and other software and acting as intermediary in such transactions.

4.	Information processing and supply, telecommunications business, broadcasting business, advertising business, publishing business, printing, translation, and production and sales of audio and visual copyright products.

5.	Forestry business, sawing business and lumber processing business.

6.	Movable assets leasing business.

7.	Secondhand goods business.

8.	Freight forwarding and agency business, land transportation business, marine transportation business, port transportation business, freight forwarding business, customs brokerage business, shipping agency business and warehousing business.

9.	Intermediary business for life insurance, non-life insurance and also for insurance under the Automobile Liability Law.

10.	Business as contractor, design of building, supervision and management of various construction works.

11.	Acquisition, disposition, leasing, utilization in any other manner and development of real estate and acting as intermediary in such transactions.

12.	Surveying and researching business relating to land, sea and sky.

13.	Investment in, purchasing, selling and handling as intermediary of negotiable instruments, etc.

14.	Lending money, guaranteeing and assuming debts, engaging in the sale and purchase of various credits, dealing in foreign exchange transactions, and conducting any other financing business.

15.	Operation and management of medical facilities, sports facilities and restaurants, and hotel business and travel business.

16.	Planning, administration and implementation of various events.

17.	Temporary personnel placement service business, training of personnel for development of appropriate job skills and qualifications, personnel guidance and training business.

18.	Maintenance and management of real estate.

19.	Business as investor, commodities investment dealer, commodities investment adviser, trustee for investment trusts, asset manager for investment corporations.

20.	Generation, supply, and sale or purchase of electricity.

21.	Provision of accountancy services.

22.	Buying, selling, and derivative transactions for greenhouse effect gas emissions rights and related intermediary services.

23.	Agent and intermediary for credit cards application.

24.	Consultancy business relating to the foregoing items.

25.	Other lines of business relating to any of the foregoing items.

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

      The Commercial Code specifically requires the approval of the Board of Directors for a company to borrow a large amount of money. The Commercial Code does not specifically provide for what constitutes a “large” amount in these contexts. It has been the general practice of Mitsui’s Board of Directors to adopt an individual resolution for a borrowing in excess of certain amount determined by the Board of Directors to be a “large” amount for Mitsui. The Commercial Code has no provision with respect to: retirement or non-

retirement of directors under an age limit requirement; and the Commercial Code prohibits any corporation from requiring a qualification share for a Director.

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

      Under Mitsui’s Articles of Incorporation, currently in effect, only shares of common stock are issuable and 1,583,674,837 shares of common stock (including treasury stock of 2,661,783 shares) were issued, fully paid as of March 31, 2004.

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

      In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the last closing of Mitsui’s accounts, but adjusted to reflect any subsequent payment by way of appropriation of retained earnings and transfer to legal reserve in respect thereof, provided that interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in (i) through (vii) above. In addition, if Mitsui’s Board of Directors has adopted a resolution for its purchase of its own shares, the total amount of purchase price authorized by such resolution shall, whether or not such purchase has been effected, be deducted from the amount available for interim dividend.

      Under certain loan agreements with government-owned banks, the lenders may require us to submit proposals as to the payment of dividends and other appropriations of earnings for the lenders’ review and approval before presentation to the shareholders. Certain of such agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that Mitsui is able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the fiscal years ended March 31, 2004 and 2003, Mitsui did not receive any such requests, and there is no expectation that any such requests will be made.

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

Voting rights

      A shareholder is entitled to one vote per unit subject to the limitations on voting rights set forth in the following paragraph and “Unit’ share system—Voting rights under the unit share system” below. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Commercial Code and Mitsui’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total voting rights. Mitsui’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by Mitsui, may not exercise its voting rights with respect to shares of Mitsui that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also Mitsui’s shareholders holding voting rights. Mitsui’s shareholders also may cast their votes in writing.

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

      Under the amendments to the Commercial Code which became effective on April 1, 2002, a company may also issue the rights to subscribe for or acquire its shares. Subscription rights and the rights to subscribe for or acquire shares may be made transferable or nontransferable by the Board of Directors. Whether or not a company will make such rights generally transferable in future rights offerings will depend upon the circumstances at the time of such offerings.

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

Repurchase by Mitsui of its Common Stock

      Under the amendments to the Commercial Code which became effective on September 25, 2003, subject to an amendment to articles of incorporation, a board of directors is authorized to resolve to purchase its own shares. Mitsui’s ordinary general meeting of shareholders held on June 24, 2004 resolved an amendment to the Articles of Incorporation to that effect. Except as otherwise permitted by the Commercial Code, Mitsui may purchase its own shares by a resolution of the Board of Directors, provided, however, that Mitsui shall report at the upcoming ordinary shareholders meeting the reason for its purchase, the total number of shares and the total acquisition amount which Mitsui may purchase, and the total amount of purchase price referred to the above cannot exceed the amount which can be distributed as interim dividends as above-mentioned in “Dividends,” less the sum of dividends which have been actually paid as interim dividends.

      Mitsui may also acquire its own shares in response to a shareholder’s request for purchase of his or her shares representing less than 1 unit. See “‘Unit’ share system—Repurchase by Mitsui of shares constituting less than a full unit” below.

Transfer of shares

      Under the Commercial Code, the transfer of shares is effected by delivery of share certificates but, in order to assert shareholders’ rights against a company, the transferee must have its name and address registered on a company’s register of shareholders. For this purpose, Mitsui’s shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust and Banking Company, Limited, which is the transfer agent for Mitsui’s shares. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan.

      The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Pursuant to this system, a holder of the share is able to choose, at his/her discretion, to participate in this system and all certificates of the shares elected to be put into this system are deposited with the Japan Securities Depository Center, Inc. (“JASDEC”) (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC, on Mitsui’s register of shareholders. Each participating shareholder (“beneficial shareholder”) will, in turn, be registered in the register of Mitsui’s beneficial shareholders, and be treated in the same way as shareholders registered on Mitsui’s register of shareholders. In connection with the transfer of the shares held under this system, entry of the share transfer in the book maintained by JASDEC for the participating institutions shall have the same effect as delivery of share certificates.

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

Share certificates for less than a unit of shares

      Under its Article of Incorporation, except as otherwise provided in the Share Handling Regulations, Mitsui will not issue share certificates for less than a unit of shares. Thus, unless Mitsui’s Board of Directors takes a resolution to eliminate the provision for the unit shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by a special shareholders resolution to eliminate the provision for not to issue share certificates for less than a unit of shares, a share certificate for any number of shares less than a full unit will in general not be issued. As the transfer of shares normally requires the delivery of the share certificates, therefore, any fraction of a unit for which no share certificates are issued is not transferable.

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

      On September 17, 2004, the closing price of our shares on the Tokyo Stock Exchange was ¥919 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥500 and ¥1,000 per share, as well as the daily price limit if our per share price were to rise to between ¥1,000 and ¥1,500, or fall to between ¥200 and ¥500. Other daily price limits would apply if our per share price moved to other ranges.

          Selected Daily Price Limits

				Maximum
	Previous Day’s Closing Price or			Daily Price
	Special Quote			Movement

Greater or equal to	¥200	Less than	¥500	¥80
Greater or equal to	500	Less than	1,000	100
Greater or equal to	1,000	Less than	1,500	200

      For a history of the trading price of our shares on the Tokyo Stock Exchange, see “Item 9.A. Offer and Listing Details” of this annual report.

C.	Material Contracts.

      We have not been a party to any material contract other than contracts entered into in the ordinary course of business in the past two years.

D.	Exchange Controls.

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

Acquisition of Shares upon Exercise of Subscription Rights Attached to Bonds

      The acquisition by a Non-Resident of Japan of shares upon exercise of his or her rights under the bonds with rights for subscription of new shares offered overseas is exempted from the notification and reporting requirements described under this “Item 10.D. Exchange Controls— Acquisition of Shares” above.

ADRs

      The deposit of the shares by a Non-Resident of Japan, the issuance of the ADRs, in exchange therefore and the withdrawal of the underlying shares upon surrender of the ADRs are not subject to any formalities referred to under “Acquisition of Shares” above, except where as a result of such deposit (or withdrawal) the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering the ADRs, as the case may be, would be certain percentage of the total outstanding shares, in which event the relevant report is required as outlined under “Item 10. B. Memorandum and Articles of Association— Reporting of Substantial Shareholdings” and/or under this “Item 10.D. Exchange Controls— Acquisition of Shares.”

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

Japanese Taxation

      The following is a summary of the principal Japanese tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Investors are encouraged to consult their own tax advisers as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.

      Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 10% for dividends to be paid between April 1, 2003 and December 31, 2003, 7% for dividends to be paid between January 1, 2004 and March 31, 2008, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of Mitsui. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The maximum withholding rate for dividend payments under the new U.S.-Japan tax treaty is 10%. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

United States Taxation

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

      The amount of the dividend distribution that a holder must include in his or her income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/ U.S. dollar rate on the date such dividend distribution is includible in such holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

      We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file annual reports on Form 20-F within six months of our fiscal year-end and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system on the website of the Securities and Exchange Commission (http://www.sec.gov).

I.	Subsidiary Information.

      Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risk.

      In the normal course of business, we are exposed to many risks arising from the potential change in financial and other instruments’ values caused by fluctuations in interest rates, foreign currency exchange rates, commodity prices and equity prices. We maintain a comprehensive risk management policy to use derivative financial and commodity instruments, including foreign exchange forward contracts, interest rate and currency swap agreements, commodity futures, forwards, options and swap agreements, however, these risks are not fully insulated. To a lesser degree, Mitsui and certain subsidiaries also enter into derivative financial and commodity instruments for trading purposes within position limits and loss limits (trading limits) strictly set under the risk management structure, which is described below.

      We have established market risk management procedures at several levels throughout an organization. Chief Operating Officers of operating segments have the first line of responsibility for managing market risk within prescribed limits. These officers have in-depth knowledge of the primary sources of risk in their individual markets and the instruments available to hedge their exposures.

      The General Accounting & Risk Management Division within our headquarters monitors the company-wide process of risk management and compliance with trading limits set for operating segments. The General Accounting & Risk Management Division also provides general oversight with respect to the market risk management process for operating segments.

Interest Rate Risk

      Our normal business activities expose us to market risk arising from changes in interest rates. To manage our interest rate risk, we enter into interest rate swap agreements and interest rate and currency swap agreements in order to modify and match the interest rate characteristics of our assets and liabilities.

Foreign Currency Exchange Rate Risk

      Our global operations in many countries generate foreign currency exposures related to imports, exports and financing in currencies other than the local currency. We use derivative instruments such as foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements to hedge market risk arising from the changes in foreign exchange rates associated with existing assets, obligations, future cash flows from receivables and payables resulting from selling and purchasing activities, long-term financing transactions, identifiable commitments and forecasted transactions denominated in foreign currencies.

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

Risk Management of Derivative Financial Instruments and Other Financial Instruments

      As an independent monitoring and advisory division for currency and interest rate risks to which we are exposed, the General Accounting & Risk Management Division obtains and analyzes detailed information on financial transactions, measures the risks and reports them directly to a member of senior management. For financial instruments entered into for trading purposes, such as interest rate swap transactions, foreign exchange forward contracts, interest rate futures and others, the General Accounting & Risk Management Division measures daily Value-at-Risk (“VaR”) and conducts back-testing, validating their risk model by comparing its assumptions with actual results semi-annually.

      In addition to a policy that the counterparties in most derivative transactions are strictly limited to highly rated financial institutions, the General Accounting & Risk Management Division continuously evaluates the creditworthiness and the level of transactions with individual institutions and estimates our current and potential exposure, or the cost of replacing existing swaps and other transactions, in the event that a counterparty is unable to meet its obligations.

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

VaR

      We use the VaR method to measure market risk. VaR is a statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. As VaR incorporates historical data regarding changes in market risk factors, our actual results may differ materially from the calculations below. The sum of the VaRs for the risk categories do not represent our aggregate VaR, because market risk factors such as interest rates and currency exchange rates are partially correlated to offset a portion of the simple sum of the VaRs. At March 31, 2004 and 2003, we estimated VaR in one day with respect to the interest rate, foreign currency exchange rate and commodity price risks (with some exceptions to certain commodity price risks in which case VaRs in five days are used) using a variance-covariance method and a historical simulation approach with a confidence level of 97.7%.

VaRs for Non-Trading Activities

      The following table sets forth the year-end, high, low and average VaR figures of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading purposes, for the years ended March 31, 2004 and 2003.

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

	Millions of Yen

	Year ended March 31,

	2004				2003

	Year End	High	Low	Average	Year End	High	Low	Average

Interest rate risk	¥1,096	¥1,453	¥197	¥983	¥245	¥392	¥210	¥293
Foreign currency exchange rate risk	535	1,179	402	738	921	1,134	660	876
Commodity price risk	1,336	1,336	1,089	1,207	866	1,256	693	936

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

      The following table sets forth the year end, high, low, and average VaR figures of interest rate risk, foreign exchange rate risk and commodity price risk, for trading purposes, for the years ended March 31, 2004 and 2003.

	Millions of Yen

	Year ended March 31,

	2004				2003

	Year End	High	Low	Average	Year End	High	Low	Average

Interest rate risk	¥1	¥107	¥1	¥48	¥44	¥84	¥36	¥61
Foreign currency exchange rate risk	157	157	1	65	0	201	0	89
Commodity price risk	2,106	2,496	1,531	2,035	2,337	2,376	1,979	2,170

Tabular Presentation of Equity Price Risk

      The cost, fair value and unrealized holding net gains (losses) on marketable equity securities by industry at March 31, 2004 and 2003 were as follows:

	Millions of Yen

	Year ended March 31,

	2004			2003

						Unrealized
			Unrealized			Holding
			Holding			Net Gains
	Cost	Fair Value	Net Gains	Cost	Fair Value	(Losses)

Manufacturing	¥101,307	¥172,984	¥71,677	¥80,046	¥91,326	¥11,280
Commercial, finance and real estate	43,166	68,374	25,208	22,508	21,185	(1,323)
Transport and telecommunication	11,150	15,589	4,439	17,160	18,527	1,367
Energy, service and others	22,986	40,071	17,085	20,761	25,108	4,347

Total	¥178,609	¥297,018	¥118,409	¥140,475	¥156,146	¥15,671

      For the year ended March 31, 2004, the general increase in unrealized holding gains compared to the year ended March 31, 2003 was due to the overall improvement in Japanese stock prices. The decrease in cost and fair value of the transport and telecommunication sector was mainly due to sales of stock of the satellite service industry. The increase in cost and fair value of the manufacturing sector was due to new investment in the industry such as chemical and motor vehicles. The commercial, finance and real estate sector showed the increase in cost and fair value was also due to new investment categorized as retail industry and finance industry.

      Maturities and fair values of debt securities classified as available-for-sale and held-to-maturity at March 31, 2004 were as follows:

	Millions of Yen

	Available-for-sale		Held-to-maturity

	Carrying	Aggregate	Carrying	Aggregate
	Amount	Fair Value	Amount	Fair Value

Contractual maturities:
Within 1 year	¥182,221	¥182,303	¥1,785	¥1,785
After 1 year through 5 years	22,404	22,445	314	314
After 5 years through 10 years	1,801	1,800	7	7
After 10 years	3	3	—	—

Total	¥206,429	¥206,551	¥2,106	¥2,106

The actual maturities may differ from the contractual maturities shown above because certain issuer may have the right to redeem debt securities before their maturity.

Item 12.	Description of Securities Other than Equity Securities.

      Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

      None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

      None.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

      Our management, with the participation of its principal executive and principal financial officer, has performed an evaluation of the effectiveness of disclosure controls and procedures (as defined by Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, our principal executive and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report.

Changes in Internal Control over Financial Reporting

      There was no change in our internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

      Subsequent to the end of the period covered by this report, we have begun implementing and are continuing to implement remedial measures. This is in response to our management’s determination that, at a subsidiary of Mitsui Automotive Europe B.V. (“MAE”), which is wholly-owned by Mitsui, there were internal control deficiencies relating to improper transactions engaged in by an employee of the subsidiary, although the deficiencies did not cause our disclosure control and procedures to fail to be effective. The remedial measures implemented and to be implemented at the above subsidiary include strengthening our monitoring of the subsidiary’s operating activities through a newly established administration department and enhancing comprehensive and daily control over its credit management.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.

      Our Board of Corporate Auditors has determined that Hiroshi Matsuura and Hideharu Kadowaki qualify as an “audit committee financial expert” as defined in this Item 16A serving on our Board of Corporate Auditors.

      Mr. Matsuura joined Mitsui in 1970. Since then he had always worked in the field of management of credit risk, country risk, investment risk and market risk and was appointed as General Manager of the Corporate Risk Management Division before having been elected as one of our Corporate Auditors. Through his career, he has acquired, among other things, experience auditing, analyzing and evaluating financial statements of a great number of companies to be granted our credit including loan, guarantee and investment for various transactions.

      Mr. Kadowaki was elected as one of our Corporate Auditors at the ordinary general meeting of shareholders held in June 2004. His main career has been in the field of financial risk management at Mitsui Bank, Sakura Bank, Sumitomo Mitsui Banking Corporation, and Sumitomo Mitsui Financial Group, Inc. His final position in the bank was an executive vice president who, while overseeing the entire operation of the bank, was responsible for risk management and internal auditing.

Item 16B.	Code of Ethics.

      Mitsui maintains Business Conduct Guidelines for Employees and Officers, applicable to all employees and officers. The Business Conduct Guidelines set forth provisions relating to compliance with applicable laws and regulations, honest and ethical conduct including the handling of conflicts of interest.

      In addition, Mitsui adopted a “Code of Ethics” as a supplement to the Business Conduct Guidelines. The Code of Ethics applies to Mitsui’s financial professionals including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

      Both the Business Conduct Guidelines for Employees and Officers and the Code of Ethics are filed as exhibits to this annual report.

Item 16C.	Principal Accountant Fees and Services.

      Deloitte Touche Tohmatsu (formerly Tohmatsu & Co.), a Japanese member firm of Deloitte Touche Tohmatsu (Swiss Verein), has been our principal accountant for SEC reporting purposes.

      The table below shows aggregate fees billed for each of the last two fiscal years for professional services rendered to Mitsui and its subsidiaries by Deloitte Touche Tohmatsu and other member firms of Deloitte Touche Tohmatsu (Swiss Verein).

	Millions of Yen

	Year ended March 31,

	2003	2004

Audit fees(1)	¥1,119	¥1,223
Audit-related fees(2)	136	143
Tax Fees(3)	373	430
All other fees(4)	122	181

Total	¥1,750	¥1,977

(1)	Audit fees are fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements and services that are provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as assessment of internal accounting controls and due diligence services in connection with potential business acquisitions, that are not reported in audit fees.

(3)	Tax fees are fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(4)	All other fees are fees billed for services provided by the principal accountant, other than services reported in audit fees, audit-related fees and tax fees, such as advisory services for risk management and regulatory matters.

      Beginning with the year ended March 31, 2004, the first fiscal year of application of paragraph (c)(7) of Rule 2-01 of Regulation S-X, our Board of Corporate Auditors has adopted pre-approval policies and procedures requiring pre-approval by the Board of Corporate Auditors for all audit and non-audit services provided by the principal accountant. All of the services provided by the principal accountant for the year ended March 31, 2004 were approved by our Board of Corporate Auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

      Not applicable.

PART III

Item 17.	Financial Statements.

      Not applicable.

Item 18.	Financial Statements.

      The information required by this item has been provided elsewhere in this annual report.

Item 19.	Exhibits.

Exhibits

Exhibit
Number	Document

1.1	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 24, 2004 (English-language translation).
1.2	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 24, 2004 (English-language translation).
1.3	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on April 1, 2004 (English-language translation).
1.4	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on October 29, 2003 (English-language translation).
2.1 *	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.
8.1	List of Subsidiaries of Mitsui & Co., Ltd.
11.1	Code of Ethics for Senior Financial Officers and Professionals
11.2	Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.
12.1	Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).
12.2	Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).
13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

      We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.

Table of Contents

MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The audited consolidated financial statements of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2004 and 2003, and for the years ended March 31, 2004, 2003 and 2002, filed as part of this annual reports are as follows:

Supplemental Information:

Schedules for the Years Ended March 31, 2004, 2003 and 2002:

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha):

We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries as of March 31, 2004 and 2003, and the related statements of consolidated income, consolidated shareholders’ equity, and consolidated cash flows for each of the three years in the period ended March 31, 2004 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 2 to the consolidated financial statements, the accompanying statements of consolidated income for the years ended March 31, 2003 and 2002 have been restated.

     As discussed in Note 2 to the consolidated financial statements, the Company changed its policy regarding the definition of cash equivalents as of April 1, 2003 and restated the accompanying consolidated balance sheet as of March 31, 2003 and statements of consolidated cash flows for the years ended March 31, 2003 and 2002.

     As discussed in Note 2 to the consolidated financial statements, effective April 1, 2003, the Company changed its method of accounting for asset retirement obligations to conform to Statement of Financial Accounting Standards No. 143.

     Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/ DELOITTE TOUCHE TOHMATSU
Deloitte Touche Tohmatsu
Tokyo, Japan

May 11, 2004, except for Note 27, as to which the date is June 24, 2004

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

March 31, 2004 and 2003

			Millions of U.S.
	Millions of Yen		Dollars (Note 2)
	2004	2003	2004
ASSETS
Current Assets:
Cash and cash equivalents (Note 2)	¥638,299	¥694,813	$6,137
Time deposits	46,710	37,702	449
Marketable securities (Notes 2 and 5)	29,337	64,487	282
Trade receivables (Note 9):
Notes and loans, less unearned interest	467,380	467,820	4,494
Accounts (Note 8)	1,706,850	1,589,379	16,412
Associated companies	186,373	195,411	1,792
Allowance for doubtful receivables (Notes 2, 7 and 8)	(22,498)	(21,236)	(216)
Inventories (Notes 2 and 9)	513,016	488,672	4,933
Advance payments to suppliers	62,038	57,090	597
Deferred tax assets—current (Notes 2 and 20)	31,473	35,819	303
Other current assets	275,496	221,787	2,648

Total current assets	3,934,474	3,831,744	37,831

Investments and Non-current Receivables (Notes 2 and 9):
Investments in and advances to associated companies (Notes 6, 11 and 17)	726,521	584,511	6,986
Other investments (Note 5)	617,189	525,063	5,935
Non-current receivables, less unearned interest (Note 8)	485,446	674,681	4,668
Allowance for doubtful receivables (Notes 7 and 8)	(110,098)	(139,793)	(1,059)
Property leased to others—at cost, less accumulated depreciation (Notes 8, 10 and 22)	230,311	240,304	2,214

Total investments and non-current receivables	1,949,369	1,884,766	18,744

Property and Equipment—at Cost (Notes 2, 9 and 10):
Land, land improvements and timberlands	220,842	232,469	2,124
Buildings, including leasehold improvements	329,405	347,408	3,167
Equipment and fixtures (Note 11)	395,010	342,012	3,798
Vessels	18,215	19,970	175
Projects in progress	26,224	20,801	252

Total	989,696	962,660	9,516
Accumulated depreciation	(412,874)	(391,733)	(3,970)

Net property and equipment	576,822	570,927	5,546

Intangible Assets, less Accumulated Amortization (Notes 2, 3, 12 and 14)	113,126	71,179	1,088

Deferred Tax Assets—Non-current (Notes 2, 11 and 20)	32,406	53,527	312

Other Assets (Note 14)	109,831	128,377	1,056

Total	¥6,716,028	¥6,540,520	$64,577

See notes to consolidated financial statements.

			Millions of U.S.
	Millions of Yen		Dollars (Note 2)
	2004	2003	2004
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt (Notes 9 and 13)	¥646,746	¥690,881	$6,219
Current maturities of long-term debt (Notes 9 and 13)	357,675	417,063	3,439
Trade payables:
Notes and acceptances	124,321	124,276	1,195
Accounts	1,467,516	1,417,472	14,111
Associated companies	76,360	77,033	734
Accrued expenses:
Income taxes (Notes 2 and 20)	32,628	23,076	314
Interest	20,210	23,633	194
Other	39,522	39,681	380
Advances from customers	83,273	73,155	801
Other current liabilities (Notes 2, 11, 20 and 21)	185,534	139,060	1,784

Total current liabilities	3,033,785	3,025,330	29,171

Long-term Debt, less Current Maturities (Notes 9, 11 and 13)	2,541,221	2,500,470	24,434

Accrued Pension Costs and Liability for Severance Indemnities (Notes 2 and 14)	52,296	53,148	503

Deferred Tax Liabilities—Non-current (Notes 2 and 20)	47,387	31,459	456

Commitments and Contingent Liabilities (Notes 9 and 21)

Minority Interests (Note 11)	78,061	67,966	751

Shareholders’ Equity (Note 15):
Common stock—no par value
Authorized, 2,500,000,000 shares;
Issued, 2004 and 2003—1,583,674,837 shares	192,487	192,487	1,851
Capital surplus	287,763	287,756	2,767
Retained earnings:
Appropriated for legal reserve	36,633	36,382	352
Unappropriated (Notes 6, 13, 20 and 27)	549,521	494,038	5,284
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	69,729	3,405	670
Foreign currency translation adjustments	(161,454)	(141,053)	(1,553)
Minimum pension liability adjustment (Note 14)	(5,743)	(6,731)	(55)
Net unrealized gains and losses on derivatives (Note 24)	(3,996)	(2,759)	(38)

Total accumulated other comprehensive loss	(101,464)	(147,138)	(976)

Treasury stock, at cost: 2,661,783 shares in 2004 and 2,297,845 shares in 2003 (Note 27)	(1,662)	(1,378)	(16)

Total shareholders’ equity	963,278	862,147	9,262

Total	¥6,716,028	¥6,540,520	$64,577

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2004, 2003 and 2002

				Millions of U.S.
	Millions of Yen			Dollars (Note 2)
	2004	2003	2002	2004
		As restated	As restated
		(Note 2)	(Note 2)
Revenues (Notes 2, 17 and 18):
Sales of products	¥2,493,993	¥2,324,849	¥2,025,969	$23,981
Sales of services	424,838	390,079	389,512	4,085
Other sales (Note 8)	61,511	73,223	75,769	591

Total revenues	2,980,342	2,788,151	2,491,250	28,657
Total Trading Transactions (Notes 2 and 17):
2004, ¥12,281,517 million—$118,092 million;
2003, ¥11,477,763 million;
2002, ¥11,269,141 million
Cost of Revenues (Notes 2, and 18):
Cost of products sold	2,295,886	2,137,328	1,857,122	22,076
Cost of services sold	41,437	44,706	45,432	398
Cost of other sales (Note 8)	33,098	37,472	43,495	318

Total cost of revenues	2,370,421	2,219,506	1,946,049	22,792

Gross Profit	609,921	568,645	545,201	5,865

Other Expenses (Income):
Selling, general and administrative (Notes 2, 8, 12, 14, 18 and 23)	496,375	456,349	444,467	4,773
Provision for doubtful receivables (Notes 2 and 7)	10,188	13,649	20,981	98
Interest expense, net of interest income:
2004, ¥36,953 million—$355 million;
2003, ¥44,490 million;
2002, ¥59,777 million	890	2,764	12,799	9
Dividend income	(18,448)	(16,266)	(18,191)	(177)
Gain on securities contributed to an employee retirement benefit trust (Notes 5 and 14)	—	(15,831)	(29,242)	—
Government grant for transfer of substitutional portion of EPF (Notes 2 and 14)	(17,224)	—	—	(166)
Gain on sales of securities—net (Notes 2 and 5)	(27,465)	(11,026)	(31,310)	(264)
Loss on write-down of securities (Notes 2 and 5)	31,024	37,907	43,183	298
(Gain) loss on disposal or sales of property and equipment—net (Note 23)	(3,874)	1,745	2,456	(37)
Impairment loss of long-lived assets (Notes 2, 10, 12 and 23)	22,683	23,903	24,442	218
Other expense—net (Notes 18, 19, 21 and 23)	28,885	10,983	10,717	278

Total other expenses	523,034	504,177	480,302	5,030

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings (Note 20)	86,887	64,468	64,899	835

Income Taxes (Notes 2 and 20):
Current	45,019	39,200	32,536	432
Deferred	(227)	(443)	(791)	(2)

Total	44,792	38,757	31,745	430

Income from Continuing Operations before Minority Interests and Equity in Earnings	42,095	25,711	33,154	405
Minority Interests in (Earnings) Losses of Subsidiaries	(7,470)	(4,411)	2,971	(72)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 2, 6 and 20)	40,078	15,295	23,783	385

Income from Continuing Operations	74,703	36,595	59,908	718
Loss from Discontinued Operations—Net (After Income Tax Effect) (Notes 2, 4, 20 and 23)	(4,031)	(5,457)	(4,537)	(38)
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect) (Notes 11 and 20)	(2,285)	—	—	(22)

Net Income	¥68,387	¥31,138	¥55,371	$658

(Continued)

				U.S. Dollars
	Yen			(Note 2)
Net Income per Share (Notes 2, 11 and 16):
Basic:
Continuing operations	¥47.24	¥23.13	¥37.83	$0.45
Discontinued operations	(2.55)	(3.45)	(2.86)	(0.02)
Cumulative effect of change in accounting principle	(1.44)	—	—	(0.01)

Total	¥43.25	¥19.68	¥34.97	$0.42

Diluted:
Continuing operations	¥44.64	¥21.89	¥35.50	$0.43
Discontinued operations	(2.39)	(3.20)	(2.65)	(0.02)
Cumulative effect of change in accounting principle	(1.36)	—	—	(0.02)

Total	¥40.89	¥18.69	¥32.85	$0.39

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2004, 2003 and 2002

				Millions of U.S.
	Millions of Yen			Dollars (Note 2)
	2004	2003	2002	2004
Common Stock (Note 15):
Balance at beginning of year
Shares issued: 2004, 2003 and 2002—1,583,674,837 shares	¥192,487	¥192,487	¥192,487	$1,851

Balance at end of year
Shares issued: 2004, 2003 and 2002—1,583,674,837 shares	¥192,487	¥192,487	¥192,487	$1,851

Capital Surplus (Note 15):
Balance at beginning of year	¥287,756	¥287,756	¥287,756	$2,767
Gain on sales of treasury stock	7	—	—	0

Balance at end of year	¥287,763	¥287,756	¥287,756	$2,767

Retained Earnings (Note 15):
Appropriated for Legal Reserve:
Balance at beginning of year	¥36,382	¥35,873	¥34,341	$350
Transfer from unappropriated retained earnings	251	509	1,532	2

Balance at end of year	¥36,633	¥36,382	¥35,873	$352

Unappropriated (Notes 6, 13, 20 and 27):
Balance at beginning of year	¥494,038	¥476,074	¥437,548	$4,750
Net income	68,387	31,138	55,371	658
Cash dividends paid (annual rate per share: 2004, ¥8.0—7.7 ¢; 2003, ¥8.0; 2002, ¥8.0)	(12,653)	(12,665)	(12,669)	(122)
Transfer to retained earnings appropriated for legal reserve	(251)	(509)	(1,532)	(2)
Effect of change in fiscal year-end of certain subsidiaries (Note 2)	—	—	(2,644)	—

Balance at end of year	¥549,521	¥494,038	¥476,074	$5,284

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Notes 2, 15 and 20):
Balance at beginning of year	¥(147,138)	¥(76,918)	¥(117,705)	$(1,415)
Unrealized holding gains and losses on available-for-sale securities (Note 5)	66,324	(40,841)	(51,384)	638
Foreign currency translation adjustments	(20,401)	(22,384)	69,057	(196)
Minimum pension liability adjustment (Note 14)	988	(6,358)	24,514	9
Net unrealized gains and losses on derivatives (Note 24)	(1,237)	(637)	(2,950)	(12)
Effect of change in fiscal year-end of certain subsidiaries (Note 2)	—	—	1,550	—

Balance at end of year	¥(101,464)	¥(147,138)	¥(76,918)	$(976)

Treasury Stock, at Cost (Notes 15 and 27):
Balance at beginning of year
Shares in treasury: 2004—2,297,845 shares; 2003—494,860 shares; 2002—0 shares	¥(1,378)	¥(302)	—	$(14)
Purchase of treasury stock
Shares purchased: 2004—472,590 shares; 2003—1,802,985 shares; 2002—494,860 shares	(356)	(1,076)	¥(302)	(3)
Sales of treasury stock
Shares sold: 2004—108,652 shares; 2003 and 2002—0 shares	72	—	—	1

Balance at end of year
Shares in treasury: 2004—2,661,783 shares; 2003—2,297,845 shares; 2002—494,860 shares	¥(1,662)	¥(1,378)	¥(302)	$(16)

(Continued)

				Millions of U.S.
	Millions of Yen			Dollars (Note 2)
	2004	2003	2002	2004
Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)) (Notes 2, 15 and 20):
Before the effect of change in fiscal year-end of certain subsidiaries
Net income	¥68,387	¥31,138	¥55,371	$658

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	66,324	(40,841)	(51,384)	638
Foreign currency translation adjustments	(20,401)	(22,384)	69,057	(196)
Minimum pension liability adjustment (Note 14)	988	(6,358)	24,514	9
Net unrealized gains and losses on derivatives (Note 24)	(1,237)	(637)	(2,950)	(12)

Changes in equity from nonowner sources	¥114,061	¥(39,082)	¥94,608	$1,097

The effect of change in fiscal year-end of certain subsidiaries
Net loss directly charged to retained earnings	—	—	¥(2,644)	—

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	—	—	(176)	—
Foreign currency translation adjustments	—	—	944	—
Minimum pension liability adjustment (Note 14)	—	—	(46)	—
Net unrealized gains and losses on derivatives (Note 24)	—	—	828	—

Changes in equity from nonowner sources	—	—	¥(1,094)	—

After the effect of change in fiscal year-end of certain subsidiaries
Net income	¥68,387	¥31,138	¥55,371	$658

Net loss directly charged to retained earnings	—	—	(2,644)	—

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	66,324	(40,841)	(51,560)	638
Foreign currency translation adjustments	(20,401)	(22,384)	70,001	(196)
Minimum pension liability adjustment (Note 14)	988	(6,358)	24,468	9
Net unrealized gains and losses on derivatives (Note 24)	(1,237)	(637)	(2,122)	(12)

Changes in equity from nonowner sources	¥114,061	¥(39,082)	¥93,514	$1,097

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2004, 2003 and 2002

				Millions of U.S.
	Millions of Yen			Dollars (Note 2)
	2004	2003	2002	2004
Operating Activities (Note 26):
Net income	¥68,387	¥31,138	¥55,371	$658
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,130	58,331	56,806	636
Pension and severance costs, less payments	35,441	(9,660)	(1,725)	341
Provision for doubtful receivables	10,188	13,649	20,981	98
Gain on securities contributed to an employee retirement benefit trust	—	(15,831)	(29,242)	—
Government grant for transfer of substitutional portion of EPF	(17,224)	—	—	(166)
Gain on sales of securities—net	(27,465)	(11,026)	(31,310)	(264)
Loss on write-down of securities	31,024	37,907	43,183	298
(Gain) loss on disposal or sale of property and equipment—net	(3,874)	1,745	2,456	(37)
Impairment loss of long-lived assets	22,683	23,903	24,442	218
Deferred income taxes	(227)	(443)	(791)	(2)
Minority interests in earnings (losses) of subsidiaries	7,470	4,411	(2,971)	72
Equity in earnings of associated companies, less dividends received	(21,364)	(2,258)	(14,193)	(205)
Loss from discontinued operations—net (after income tax effect)	4,031	5,457	4,537	38
Cumulative effect of change in accounting principle (after income tax effect)	2,285	—	—	22
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	(126,259)	(42,647)	148,412	(1,214)
(Increase) decrease in inventories	(32,689)	(27,512)	32,586	(315)
Increase (decrease) in trade payables	45,549	(12,703)	(166,813)	438
Advances from customers	21,509	177	(116)	207
Other—net	14,484	(2,490)	(7,901)	139

Net cash provided by operating activities	100,079	52,148	133,712	962

Investing Activities (Notes 2 and 26):
Net (increase) decrease in time deposits	(9,603)	40,220	(17,102)	(92)
Investments in and advances to associated companies	(203,380)	(63,769)	(38,008)	(1,955)
Sales of investments in and collection of advances to associated companies	67,772	10,111	25,377	652
Acquisitions of available-for-sale securities	(131,207)	(154,050)	(95,723)	(1,262)
Proceeds from sales of available-for-sale securities	51,250	66,106	28,419	493
Proceeds from maturities of available-for-sale securities	110,063	144,368	17,007	1,058
Acquisitions of held-to-maturity debt securities	(17)	(4,231)	—	—
Proceeds from maturities of held-to-maturity debt securities	14,793	10,560	20,202	142
Acquisitions of other investments	(46,856)	(39,838)	(43,365)	(451)
Proceeds from sales of other investments	28,829	30,242	37,632	277
Increase in long-term loan receivables	(42,768)	(56,169)	(40,424)	(411)
Collection of long-term loan receivables	76,384	84,445	61,472	734
Additions to property leased to others and property and equipment	(113,197)	(123,216)	(89,060)	(1,088)
Proceeds from sales of property leased to others and property and equipment	59,924	62,186	50,957	576
Acquisitions of subsidiaries, net of cash acquired	3,859	(11,208)	—	37

Net cash used in investing activities	(134,154)	(4,243)	(82,616)	(1,290)

Financing Activities (Note 26):
Net (decrease) increase in short-term debt	(71,759)	94,026	(90,069)	(690)
Proceeds from long-term debt	636,957	509,517	374,137	6,125
Repayments of long-term debt	(564,529)	(571,968)	(397,338)	(5,428)
Purchases of treasury stock—net	(264)	(1,086)	(137)	(3)
Payments of cash dividends	(12,653)	(12,665)	(12,669)	(122)

Net cash (used in) provided by financing activities	(12,248)	17,824	(126,076)	(118)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(10,191)	(4,499)	9,433	(98)

Effect of Change in Fiscal Year-End of Certain Subsidiaries (Note 2)	—	—	(6,201)	—

Net (Decrease) Increase in Cash and Cash Equivalents	(56,514)	61,230	(71,748)	(544)
Cash and Cash Equivalents at Beginning of Year	694,813	633,583	705,331	6,681

Cash and Cash Equivalents at End of Year	¥638,299	¥694,813	¥633,583	$6,137

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

Mitsui & Co., Ltd. and subsidiaries

1. NATURE OF OPERATIONS

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (collectively, the “companies”), as sogo shosha or general trading companies, are engaged in business activities, such as worldwide trading in various commodities, financing for customers and suppliers relating to such trading activities in Japan, North America and other areas in the world, and organizing and coordinating industrial projects through their worldwide business networks.

     The companies conduct export, import, offshore and domestic trades through the sale and manufacture of products in the areas of “Metal Products & Minerals,” “Machinery, Electronics & Information,” “Chemical,” “Energy” and “Consumer Products & Services (foods, textile and fashion, general merchandise, service business and retail),” while providing services for retailing, information and communications, technical support, transportation and logistics and financing.

     Further, the companies are also engaged in development of natural resources such as oil and gas, and iron and steel raw materials.

     In addition to the above, the companies are engaged in strategic business investments in new areas such as information technology, biotechnology and nanotechnology.

2. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2004 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥104=U.S.$1, the approximate rate of exchange at March 31, 2004. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

     The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations and accounting for consolidation of variable interest entities.

     As a result of a careful review of the revenue presentation on the face of the Statements of Consolidated Income subsequent to the issuance of the consolidated financial statements for the year ended March 31, 2003, the companies determined to classify their revenues by major class and report certain revenue transactions with corresponding costs on a gross basis for the year ended March 31, 2004 as required by the SEC Regulation S-X, Rule 5-03 and Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent.” Specifically, the companies classified their revenues into “Sales of products,” “Sales of services” and “Other sales” with corresponding cost of revenues and restated the Statements of Consolidated Income for all prior periods presented to conform to the current year presentation. The adoption of this principle and the application to the consolidated financial statements had no impact on gross profits, net income or shareholders’ equity.

     Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are a voluntary disclosure as permitted by EITF No. 99-19, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

     In consideration of a consensus relating to the net presentation of all gains and losses on derivative instruments held for trading purposes under EITF No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” all gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products, which also meet the definition of derivative instruments, are shown net in total trading transactions effective April 1, 2003 to more appropriately present the gross transaction volume as general trading companies. In relation to this change, the Statements of Consolidated Income for the years ended March 31, 2003 and 2002 have been reclassified.

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

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate shares of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51” (“FIN No. 46R”). The unincorporated joint ventures proportionately consolidated by the companies include but are not limited to Oman Block 9 J/V (35%), Wandoo Oil Field J/V (40%), Robe River Iron Associates J/V (33%), German Creek J/V (30%) and Moura J/V (49%).

     The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

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

     Receivables and payables denominated in foreign currencies are translated into Japanese yen at year-end exchange rates with the resulting gains and losses recognized in earnings.

Cash equivalents

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value.

     On April 1, 2003, the companies changed their accounting policy regarding which items to classify as cash equivalents in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows. Cash equivalents formerly included certificates of deposit and time deposits with original maturities of three months or less. In addition to the above, the companies decided to include financing bills and commercial papers with original maturities of three months or less, which are readily convertible into cash and have no significant risk of change in value, as cash equivalents. This change reflects the recent change in the companies’ short-term cash management policies and has been made to more fairly present their cash management activities in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows.

     In relation to this change, the amounts in the Consolidated Balance Sheets and the Statements of Consolidated Cash Flows for the prior years have been restated. As a result of this restatement, cash and cash equivalents increased by ¥34,597 million and marketable securities decreased by the same amounts in the Consolidated Balance Sheets as of March 31, 2003. Also, net cash used in investing activities decreased by ¥9,001 million and ¥25,596 million in the Statements of Consolidated Cash Flows for the years ended March 31, 2003 and 2002, respectively.

Allowance for doubtful receivables

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

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

Derivative instruments and hedging activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and its resulting hedge designation.

     The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.

     Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in sales of products or cost of products sold as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as sales of products or cost of products sold when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in sales of products or cost of products sold immediately.

     Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.

     The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market and gains or losses resulting from these contracts are reported in other sales.

     Changes in the fair value of all open positions of precious metals traded in terminal (future) markets are recognized in other sales in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

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

     The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in interest expense for interest rate swap agreements and in other sales for foreign exchange forward contracts.

     The companies use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to reduce the foreign currency exposure in net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

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

     Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income in shareholders’ equity on a net-of-tax basis.

     For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made. Various factors, such as the extent which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary.

     The cost of debt and marketable securities sold is determined based on the moving-average cost method.

Non-marketable equity securities

Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether it is other than temporary.

     The cost of non-marketable equity securities sold is determined based on the moving-average cost method.

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

Issuance of stock by subsidiaries and associated companies

A subsidiary or an associated company may issue its shares to third parties at amounts per share in excess of or less than the Company’ s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in equity interest are recorded in income for the year in which such shares are issued.

Leasing

The companies are engaged in lease financing consisting of direct financing leases and leveraged leases, and in operating leases of properties. For direct financing leases, unearned income is amortized to income as other sales over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized as other sales over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized as other sales over the term of underlying leases on a straight-line basis.

     The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.

Property and equipment

Property and equipment are stated at cost.

     Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, and vessels are primarily 10 to 65 years, 2 to 30 years, and 13 to 18 years, respectively.

     Leasehold improvements are amortized over the lessor of the useful life of the improvement or the term of the underlying lease.

     Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Impairment of long-lived assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

In accordance with SFAS No. 141, “Business Combinations,” the purchase method of accounting is used for all business combinations. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is immediately recognized as an extraordinary gain.

     The cumulative effect of a change in accounting principles on the write-off of any unamortized deferred credit as of April 1, 2002 was immaterial.

Goodwill and other intangible assets

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite.

     Equity method goodwill is reviewed for impairment as a part of other than a temporary decline in the value of investments in associated companies below the carrying amount in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

     The goodwill and equity method goodwill were amortized over periods of less than 20 years using the straight-line method for the year ended March 31, 2002, except that those recognized after June 30, 2001 were not amortized in accordance with SFAS No. 142. Goodwill and equity method goodwill are no longer amortized.

     The companies completed the transitional impairment test for goodwill as of April 1, 2002 in accordance with SFAS No. 142 and determined that the fair value of the reporting units including goodwill was in excess of their carrying amount.

     Intangible assets subject to amortization consist primarily of mineral rights, software, unpatented technologies, trademarks and patents.

Mineral rights are amortized over their respective estimated useful lives, which are 10 to 20 years, using the straight-line method or the unit-of-production method. Software, unpatented technologies, trademarks and patents are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, unpatented technologies, trademarks and patents are 3 to 5 years, 10 years, 5 to 10 years and 5 to 8 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.

     The companies completed the transitional reassessment of the useful lives of identifiable intangible assets as of April 1, 2002. The companies also completed the transitional impairment test for intangible assets not subject to amortization and determined that they are not impaired.

Oil and gas producing activities

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

     In accordance with SFAS No. 144, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproven properties are assessed annually for impairment in accordance with the guidance in SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” with any impairment charged to expense. The companies’ policy is to consider the unproved properties not impaired if the estimated reserves of those properties can be established to be economically viable. Economically viable means that they may be developed in such a way that it is probable that over their project lives they will generate, at a minimum, zero net cash flow on an undiscounted pre-tax basis, based on current prices. For the purpose of this test the current price is the price at the end of the period for which the review is conducted for the reserves concerned.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using the unit-of-production method or straight-line method based on the proven and probable reserves.

     In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are a variable production cost to be considered a component of mineral inventory cost and are recognized as a component of cost of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.

Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”

Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for the guarantee issued or modified after December 31, 2002.

Revenue recognition

The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

Sales of products

     Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts are transferred, or the implementation testing is duly completed.

     For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.

Sales of services

     Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.

Other sales

     Other sales principally include the revenues from leasing activities of real estate and equipment, aircraft, ocean transport vessels and rolling stock, and the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.

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

Net income per share

Basic net income per share is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

III. RECLASSIFICATION

Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

IV. NEW ACCOUNTING STANDARDS

Asset retirement obligations

On April 1, 2003, the companies adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.”

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

     See Note 11, “ASSET RETIREMENT OBLIGATIONS” for the effect of adoption of this statement.

Derivative contracts held for trading purposes and contracts involved in energy trading and risk management activities

On April 1, 2003, the companies fully adopted EITF No. 02-3, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities,” which rescinds EITF No. 98-10, “Accounting for Contracts Involved in Energy Trading and Risk Management Activities.” EITF No. 02-3 addresses certain issues relating to gross or net presentation of gains and losses on energy trading contracts in the income statement, whether recognition of unrealized gains and losses at inception of an energy trading contract is appropriate in the absence of quoted market prices or current market transactions for contracts with similar terms, and additional disclosure requirements for energy trading activities. EITF No. 02-3 requires that gains and losses (realized and unrealized) on all derivative instruments within the scope of SFAS No. 133 be shown net in the income statement, whether or not settled physically, if the derivative instruments are held for trading purposes.

     The effect of adoption of this consensus on the companies’ financial position and results of operations was immaterial.

Accounting for the transfer to the Japanese government of the substitutional portion of employee pension fund liabilities

The companies have adopted EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities.”

     EITF No. 03-2 addresses accounting for the transfer to the Japanese government of the substitutional portion of an Employee Pension Fund Plan (“EPF”), which is a defined benefit pension plan established under the Welfare Pension Insurance Law. EITF No. 03-2 requires employers to account for the entire separation process of a substitutional portion from an entire plan (including a corporate portion) upon completion of the transfer to the government of the substitutional portion of the benefit obligation and related plan assets as the culmination of a series of steps in a single settlement transaction. Under this approach, the difference between the fair value of the obligation and the assets transferred to the government should be accounted for and separately disclosed as a subsidy.

     See Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES” for the effect of adoption of this consensus.

Consolidation of VIEs

On December 31, 2003, the companies fully adopted FIN No. 46R. This interpretation addresses consolidation by a primary beneficiary of a VIE. A VIE is defined as an entity (1) that has an equity investment at risk that is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (2) where equity investors do not have the ability to make significant decisions about the entity’s activities through voting or similar rights, or the obligation to absorb the entity’s expected losses, or the right to receive the entity’s expected residual returns.

     See Note 22, “VARIABLE INTEREST ENTITIES” for the effect of adoption of this interpretation.

Derivative instruments and hedging activities

During the year ended March 31, 2004, the companies adopted SFAS No. 149. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133.

     The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.

Certain financial instruments with characteristics of both liabilities and equity

During the year ended March 31, 2004, the companies adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” except for certain mandatorily redeemable noncontrolling interests. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. In accordance with this statement, an issuer is required to classify certain financial instruments as liabilities such as a financial instrument issued in the form of shares that are mandatorily redeemable.

     In November 2003, FASB issued FASB Staff Position No. FAS 150-3 which deferred the effective date of SFAS No. 150 for certain mandatorily redeemable noncontrolling interests. For mandatorily redeemable noncontrolling interests that would be classified as equity by the subsidiary, but would be classified as liabilities by the parent company in consolidated financial statements, the classification and measurement provisions of SFAS No. 150 are deferred indefinitely. For other mandatorily redeemable noncontrolling interests that were issued before November 5, 2003, the measurement provisions of SFAS No. 150 are deferred indefinitely, both for the parent in consolidated financial statements and for the subsidiary that issued the instruments that result in the mandatorily redeemable noncontrolling interests.

     The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.

Employers’ disclosures about pensions and other postretirement benefits

In December 2003, the FASB issued SFAS No. 132 (revised 2003) “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106” (“SFAS No. 132R”). SFAS No. 132R extends the disclosure requirements for defined benefit pension plans and other defined benefit postretirement plans but does not change the measurement or recognition provisions of SFAS No. 87, 88, and 106.

     SFAS No. 132R is effective for fiscal years ended after December 15, 2003 with certain exceptions. SFAS No. 132R relates only to disclosures and does not affect the companies’ financial position and results of operations.

The meaning of other-than-temporary impairment and its application to certain investments

In Issue No. 03-1, “The Meaning of Other-than-Temporary Impairment and Its Application to Certain Investments,” the FASB Emerging Issues Task Force reached a consensus in November 2003 on certain quantitative and qualitative disclosures about unrealized losses on debt and marketable equity securities and also reached a consensus in March 2004 on the application of a three-step impairment model for certain investments in securities and disclosures about investments accounted for under the cost method.

     The companies adopted the provisions for disclosures about unrealized losses for the year ended March 31, 2004 and disclosed additional information in Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.”

     The three-step impairment model of investments is effective for reporting periods beginning after June 15, 2004, and the disclosure provision for investments accounted for under the cost method is effective for fiscal years ending after June 15, 2004. The effect of adoption of this consensus on the companies’ financial position and results of operations will be immaterial as long as the current market environment remains unchanged.

Investments in limited liability companies (“LLCs”)

In March 2004, the FASB Emerging Issues Task Force reached a consensus on Issue No. 03-16 (“EITF No. 03-16”), “Accounting for Investments in Limited Liability Companies.” EITF No. 03-16 requires investments of more than 3 to 5 percent in an LLC that maintain a specific ownership account for each investor be accounted for by the equity method.

     EITF No. 03-16 is effective for reporting periods beginning after June 15, 2004. The effect of adoption of this consensus on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Classification of mineral rights

In March 2004, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-2 (“EITF No. 04-2”), “Whether Mineral Rights are Tangible or Intangible Assets,” and in April 2004, FASB, in relation to this, issued FASB Staff Position No. FAS 141-1 and FAS 142-1 which amends SFAS No. 141 and 142. EITF No. 04-2 requires mineral rights held by mining entities other than oil and gas producing entities that are within the scope of SFAS No. 19 be accounted for as tangible assets.

     EITF No. 04-2 is effective for the first reporting period beginning after April 29, 2004. Upon adoption of this consensus, ¥14,328 million of mineral rights (net of ¥3,170 million of accumulated amortization) that were classified as intangible assets in the Consolidated Balance Sheets as of March 31, 2004 will be reclassified as tangible assets.

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

3. BUSINESS COMBINATIONS

For the year ended March 31, 2004

The following is a primary business combination, which was completed during the year ended March 31, 2004.

     On May 30, 2003, the Company entered into an agreement with Mitsui Norin Co., Ltd. (“Mitsui Norin”) to acquire the newly issued shares of Mitsui Norin for ¥6,400 million and completed the acquisition on August 19, 2003, resulting in the 85% ownership of voting shares of Mitsui Norin. Mitsui Norin mainly manufactures and sells processed products of tea and beverage material for tea.

     Prior to the acquisition, Mitsui Norin had suffered from a large amount of impaired real estate investment made during the Japanese bubble economy period. In connection with a revival plan, Mitsui Norin exited the property development business and focused its management resources on the profitable food business. Having considered the plan, the Company decided to acquire the newly issued shares to further strengthen Mitsui Norin’s competitiveness in the food businesses, which consist mainly of manufacturing and sales of tea for home use and business use and leaves for tea beverages. The Company has a strategic business plan to assist and expand the operations of Mitsui Norin as a core consolidated subsidiary in the tea material businesses conducted by the companies.

     The consolidated financial statements for the year ended March 31, 2004 include the operating results of Mitsui Norin from the date of acquisition.

     The purchase price was determined based on expected future cash flows Mitsui Norin will generate. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The significant factors that contributed to the determination of the purchase price that resulted in the recognition of goodwill include the following: (1) Mitsui Norin’s long-term relationships with customers in the food market, (2) growth potential of Mitsui Norin’s tea materials business and (3) the synergies that might be achieved from combining the operations with the Company’s food businesses.

     In connection with this acquisition, ¥16,607 million, ¥2,387 million and ¥16,547 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of unpatented technologies of ¥15,658 million with an amortization period of ten years. The intangible assets not subject to amortization consist primarily of a trademark of ¥2,375 million. The goodwill is deductible for tax purposes and has been assigned to the Consumer Products & Services Segment.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥30,736
Property and equipment	8,162
Intangible assets	35,541
Investments and other assets	3,263

Total assets acquired	77,702

Current liabilities	(54,414)
Long-term liabilities	(11,151)
Minority interest	(5,737)

Total liabilities assumed	(71,302)

Net assets acquired	¥6,400

     Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

For the year ended March 31, 2003

The following is a primary business combination, which was completed during the year ended March 31, 2003.

Mitsui & Co. (E&P) B.V. (a wholly owned Dutch subsidiary of the Company) and MOECO International B.V. (a wholly owned Dutch subsidiary of Mitsui Oil Exploration Co., Ltd., an associated company of the Company) acquired all the outstanding shares of Fortum (E&P) B.V., a wholly owned Dutch subsidiary of Fortum Finance B.V., which is also a wholly owned subsidiary of a Finnish energy company, Fortum Oyj. Fortum (E&P) B.V. held a 35% participating interest in the oil-producing Block 9 area in Oman. In the first quarter of the year ended March 31, 2003, Mitsui & Co. (E&P) B.V. and MOECO International B.V. paid the equivalent amount to the fair value of the net assets acquired and completed the acquisition of Fortum (E&P) B.V. The proportion of acquired shares of Fortum (E&P) B.V. is 60% for Mitsui & Co. (E&P) B.V. and 40% for MOECO International B.V. The companies changed the name of “Fortum (E&P) B.V.” into “Mitsui E&P Middle East B.V.”

     Block 9, the second largest oil field in Oman, is located onshore about 300 kilometers west of the capital city, Muscat, and is operated by Occidental Petroleum Corporation, which holds the remaining 65% participating interest of the Block 9. Block 9 has had a proven track record of production since 1984, and is expected to continue producing crude oil for approximately 25 years. The companies consider the acquisition to be an excellent addition to their upstream portfolios, providing stable cash inflows immediately after the acquisition and over the long term.

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

     The companies acquired a mineral right in the Block 9 area as an intangible asset for ¥9,051 million which is being amortized using the unit-of-production method.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥3,104
Property and equipment	8,528
Intangible assets	9,051

Total assets acquired	20,683

Current liabilities	(2,514)
Minority interest	(5,822)

Total liabilities assumed	(8,336)

Net assets acquired	¥12,347

     Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

For the year ended March 31, 2002

There were no individually or collectively material business combinations during the year ended March 31, 2002.

4. DISCONTINUED OPERATIONS

In accordance with SFAS No. 144, the companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under loss from discontinued operations—net (after income tax effect). The figures of the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the prior years related to the discontinued operations have been reclassified to conform to the current year presentation.

     The carrying amounts of assets and liabilities of a disposal group classified as held for sale were immaterial for the years ended March 31, 2004 and 2003.

     Summarized selected financial information for the years ended March 31, 2004, 2003 and 2002 for the discontinued operations reclassified during the year ended March 31, 2004 was as follows:

	Millions of Yen
	Takeoka	Other
	Golf Club	subsidiaries	Total
Year ended March 31, 2004:
Revenues	¥423	¥2,393	¥2,816

Loss from discontinued operations before income taxes	¥(5,919)	¥(2,139)	¥(8,058)
Loss on disposal—net	(49)	(1,958)	(2,007)
Income tax benefit	2,449	3,585	6,034

Loss from discontinued operations—net	¥(3,519)	¥(512)	¥(4,031)

Year ended March 31, 2003:
Revenues	¥432	¥3,989	¥4,421

Loss from discontinued operations before income taxes	¥(282)	¥(3,621)	¥(3,903)
Income tax benefit	339	583	922

Income (loss) from discontinued operations—net	¥57	¥(3,038)	¥(2,981)

Year ended March 31, 2002:
Revenues	¥203	¥6,161	¥6,364

Loss from discontinued operations before income taxes	¥(287)	¥(940)	¥(1,227)
Income tax (expense) benefit	(1)	211	210

Loss from discontinued operations—net	¥(288)	¥(729)	¥(1,017)

     The primary discontinued operations for the year ended March 31, 2004 were as follows:

Takeoka Golf Club

Takeoka Golf Club, a subsidiary reported in the All Other Segment, had been engaged in the operation of a public golf club in Japan. Takeoka Golf Club had suffered from the declining number of visitors due to keen competition with other golf clubs adjacent to the golf club and was disposed of by sale during the year ended March 31, 2004.

Other subsidiaries

The main subsidiaries in this category are Global Octanes Corporation, a subsidiary partially reported in both the Chemical and Americas segments, Global Octanes Investment Inc., a subsidiary reported in the Chemical Segment, and Global Octanes Holding Inc., a subsidiary reported in the Americas Segment.

     These subsidiaries had managed Global Octanes Texas Limited Partnership, which had been engaged in the manufacture and sale of Methyl Tertiary-Butyl Ether (“MTBE”), as its partners, but dissolved the partnership and disposed of the operations during the year ended March 31, 2004. This is because the demand for MTBE was expected to decrease in the future due to the increased probability that mandatory use of oxygenates including MTBE for gasoline would be abolished in the United States. The loss on disposal of the operations before income taxes was ¥3,054 million.

     The loss from discontinued operations before income taxes for the years ended March 31, 2004, 2003 and 2002 were ¥2,160 million, ¥1,478 million and ¥539 million, respectively. The revenues for the years ended March 31, 2004, 2003 and 2002 were immaterial.

     Summarized selected financial information for the years ended March 31, 2003 and 2002 for the discontinued operations reclassified during the year ended March 31, 2003 was as follows:

	Millions of Yen
	Petrochemicals
	subsidiaries in	Other
	North America	subsidiaries	Total
Year ended March 31, 2003:
Revenues	—	¥3,740	¥3,740

Loss from discontinued operations before income taxes	¥(12,776)	¥(1,912)	¥(14,688)
(Loss) gain on disposal—net	(1,724)	3,425	1,701
Income tax benefit	8,171	2,340	10,511

(Loss) income from discontinued operations—net	¥(6,329)	¥3,853	¥(2,476)

Year ended March 31, 2002:
Revenues	—	¥13,041	¥13,041

Loss from discontinued operations before income taxes	¥(2,637)	¥(438)	¥(3,075)
Income tax benefit (expense)	235	(680)	(445)

Loss from discontinued operations—net	¥(2,402)	¥(1,118)	¥(3,520)

     The primary discontinued operations for the year ended March 31, 2003 were as follows:

Petrochemicals subsidiaries in North America (Transpacific Glycols, Inc. and Pacific Ammonia Inc.)

Transpacific Glycols, Inc., a subsidiary partially reported in both the Chemical and Americas segments, had been engaged in the sale of ethylene glycol, but ceased its sales operations during the year ended March 31, 2003 due to its declining performance caused by the overall market conditions.

     Pacific Ammonia Inc., a subsidiary reported in the Chemical Segment, which has been engaged in manufacture and sale of ammonia primarily on the West Coast of the United States, suffered from high natural gas costs as its main raw material ingredient and a relatively weak ammonia price due to a worldwide oversupply situation. Considering this business environment, Pacific Ammonia Inc. recognized an impairment loss of fixed assets during the year ended March 31, 2003 based on the plan to dispose of the operation by sale.

Other subsidiaries

The main subsidiary in this category is Bussan Promotion Co., Ltd.

     The Company was the sole agent for import and wholesale of Philip Morris cigarettes in eastern Japan, and was promoting them to various retailers through Bussan Promotion Co., Ltd., a subsidiary reported in the Consumer Products & Services Segment. Philip Morris International Inc., however, changed its strategy to directly manage their sales promotion operations, and accordingly, the Company sold all of the shares of Bussan Promotion Co., Ltd. to FTR HOLDINGS S.A., a member of Philip Morris Group, in April, 2002, resulting in a gain on disposal of ¥2,398 million for the year ended March 31, 2003.

     No revenues and income from discontinued operations before income taxes were recognized by Bussan Promotion Co., Ltd. for the year ended March 31, 2003. No revenues were recognized for the year ended March 31, 2002 and income from discontinued operations before income taxes of ¥129 million was reported for the year ended March 31, 2002.

5. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At March 31, 2004 and 2003, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity debt securities were as follows:

	Millions of Yen
			Unrealized holding gains (losses)
	Cost	Fair value	Gains	Losses	Net
March 31, 2004:
Available-for-sale:
Marketable equity securities	¥178,609	¥297,018	¥119,438	¥(1,029)	¥118,409
Foreign debentures, commercial paper and other debt securities	206,429	206,551	159	(37)	122
Held-to-maturity debt securities, consisting principally of foreign debentures	2,106	2,106	0	—	0
March 31, 2003:
Available-for-sale:
Marketable equity securities	¥140,475	¥156,146	¥31,037	¥(15,366)	¥15,671
Foreign debentures, commercial paper and other debt securities	130,091	130,175	131	(47)	84
Held-to-maturity debt securities, consisting principally of foreign debentures	16,793	16,804	16	(5)	11

     The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities), with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets was ¥157,996 million and ¥34,597 million at March 31, 2004 and 2003, respectively.

     The fair value and gross unrealized holding losses on available-for-sale securities and held-to-maturity debt securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, at March 31, 2004 were as follows:

	Millions of Yen
	Less Than 12 Months		12 Months or More
		Unrealized		Unrealized
	Fair value	holding losses	Fair value	holding losses
Available-for-sale:
Marketable equity securities	¥8,234	¥(1,029)	—	—
Foreign debentures, commercial paper and other debt securities	9,084	(37)	—	—
Held-to-maturity debt securities, consisting principally of foreign debentures	—	—	—	—

Total	¥17,318	¥(1,066)	—	—

     The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of domestic marketable equity securities (approximately 40 issuers) of customers in various industries, including the machinery and retail industries. The unrealized losses on these securities were due principally to the stagnation in the Japanese stock market. The severity of decline in fair value less than cost was 2% to 18% and the duration of the impairment was less than 9 months. The companies evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at March 31, 2004.

     For the years ended March 31, 2004, 2003 and 2002, losses of ¥1,262 million, ¥15,573 million and ¥34,521 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.

     The portion of net trading losses for the year that relates to trading securities still held at March 31, 2004, 2003 and 2002 were ¥32 million, ¥136 million and ¥44 million, respectively.

     The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2004, 2003 and 2002 are shown below:

	Millions of Yen
	2004	2003	2002
Proceeds from sales	¥51,250	¥66,106	¥28,419

Gross realized gains	¥18,741	¥9,661	¥8,915
Gross realized losses	(239)	(4,628)	(1,030)

Net realized gains	¥18,502	¥5,033	¥7,885

     During the year ended March 31, 2003, the Company contributed certain available-for-sale securities with a fair value of ¥27,343 million to an employee retirement benefit trust and recognized a realized gain of ¥15,831 million, which is included in gain on securities contributed to an employee retirement benefit trust in the Statements of Consolidated Income.

     On October 2, 2002, in connection with the foundation of Japan Airlines System Corporation, the Company exchanged shares of Japan Air System Co., Ltd. for those of Japan Airlines System Corporation. In accordance with EITF No. 91-5 “Nonmonetary Exchange of Cost-Method Investments,” a non-cash gain of ¥2,055 million was recorded for the year ended March 31, 2003, and is included in gain on sales of securities-net in the Statements of Consolidated Income.

     During the year ended March 31, 2002, the Company contributed certain available-for-sale securities to an employee retirement benefit trust at fair value of ¥45,770 million and recognized ¥29,242 million in a realized gain, which is included in gain on securities contributed to an employee retirement benefit trust in the Statements of Consolidated Income.

     On April 1, 2001, in connection with the merger of The Sakura Bank, Ltd. and The Sumitomo Bank, Ltd., the Company exchanged shares of The Sakura Bank, Ltd. for those of Sumitomo Mitsui Banking Corporation. In accordance with EITF No. 91-5, a non-cash gain of ¥16,168 million was recorded for the year ended March 31, 2002 as a result of the exchange, which is included in gain on sales of securities-net in the Statements of Consolidated Income.

     Debt securities classified as available-for-sale and held-to-maturity at March 31, 2004 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Carrying	Aggregate fair	Carrying	Aggregate fair
	amount	value	amount	value
Contractual maturities:
Within 1 year	¥182,221	¥182,303	¥1,785	¥1,785
After 1 year through 5 years	22,404	22,445	314	314
After 5 years through 10 years	1,801	1,800	7	7
After 10 years	3	3	—	—

Total	¥206,429	¥206,551	¥2,106	¥2,106

     The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

     For the year ended March 31, 2002, certain subsidiaries transferred part of their securities classified as held-to-maturity to the available-for-sale category at the date of initial application of SFAS No. 133. The carrying amount of the transferred securities at the time of transfer was ¥15,322 million, and the amount of the related unrealized gain or loss was immaterial.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥297,492 million and ¥320,301 million at March 31, 2004 and 2003, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

     Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥29,804 million, ¥22,103 million and ¥9,041 million for the years ended March 31, 2004, 2003 and 2002, respectively.

6. INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Nihon Unisys, Ltd. (27.85%), Mitsui Leasing & Development, Ltd. (40.63%), Mitsui Oil Exploration Co., Ltd. (40.75%) and Sakhalin Energy Investment Company Ltd. (25.00%). Associated companies are engaged primarily in the development of natural resources and the manufacture and distribution of various products. The major geographic areas of such entities are Japan, the Americas, Asia and Oceania.

     The investment in Valepar S.A. is accounted for under the equity method because of the Company’s ability to exercise significant influence over operating and financial policies primarily through board representation and power of veto over significant operating and financial decisions through the board of directors. As the sole operating company among the shareholders, which consist primarily of pension funds and financial institutions, the Company is expected to capitalize on its experience and expertise in the iron ore business and substantively participates in the decision-making processes.

Investments in and advances to associated companies at March 31, 2004 and 2003 consisted of the following:

	Millions of Yen
	2004	2003
Investments in capital stock	¥524,228	¥414,473
Advances	202,293	170,038

Total	¥726,521	¥584,511

     The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥84,142 million and ¥34,431 million at March 31, 2004 and 2003, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to intangible assets subject to amortization which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 8 to 42 years, using either the straight-line or the unit-of-production method.

     Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥85,244 million and ¥86,409 million at March 31, 2004 and 2003, respectively. Corresponding aggregate quoted market values were ¥106,516 million and ¥65,852 million, respectively.

     Summarized financial information for associated companies at March 31, 2004 and 2003 and for the years ended March 31, 2004, 2003 and 2002 was as follows:

	Millions of Yen
	2004	2003
Current assets	¥2,770,593	¥2,434,282
Property and equipment—net of accumulated depreciation	2,857,888	2,028,094
Other assets	1,265,743	916,754

Total assets	¥6,894,224	¥5,379,130

Current liabilities	¥2,362,786	¥2,119,214
Long-term liabilities	2,546,743	1,971,251
Minority interests	376,730	14,970
Shareholders’ equity	1,607,965	1,273,695

Total liabilities and shareholders’ equity	¥6,894,224	¥5,379,130

The companies’ equity in the net assets of associated companies	¥440,086	¥380,042

	Millions of Yen
	2004	2003	2002
Revenues *	¥4,212,195	¥3,460,933	¥2,843,354
Gross profit *	986,659	730,929	650,092
Income before cumulative effect of change in accounting principle	195,059	92,593	92,132
Net income	190,857	92,593	92,132

*	The revenue presentation in the summarized financial information for associated companies has been changed in a manner consistent with the change of the revenue presentation in the Statements of Consolidated Income for the year ended March 31, 2004. The figures of revenues for the years ended March 31, 2003 and 2002 have been restated to conform to the current year presentation. See Note 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.”

     The companies’ revenues and purchases from associated companies included in cost of revenues during the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of Yen
	2004	2003	2002
Revenues *	¥107,816	¥91,372	¥76,186
Purchases *	161,221	143,107	45,454

*	The presentation of transactions with associated companies has been changed to present revenues from associated companies and purchases from associated companies included in cost of revenues in a manner consistent with the change of the revenue and cost of revenues presented in the Statements of Consolidated Income for the year ended March 31, 2004.

     Dividends received from associated companies for the years ended March 31, 2004, 2003 and 2002 amounted to ¥18,714 million, ¥13,037 million and ¥9,590 million, respectively.

     Consolidated unappropriated retained earnings at March 31, 2004 and 2003 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥92,385 million and ¥70,502 million, respectively.

7. ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the change in the allowance for doubtful receivables is as follows:

	Millions of Yen
	Current	Non-current	Total
Year ended March 31, 2004:
Balance at beginning of year	¥21,236	¥139,793	¥161,029
Credits charged off	(3,230)	(33,584)	(36,814)
Provision for doubtful receivables	6,523	3,665	10,188
Charged to other accounts*[1]	(2,031)	224	(1,807)

Balance at end of year	¥22,498	¥110,098	¥132,596

Year ended March 31, 2003:
Balance at beginning of year	¥20,625	¥139,478	¥160,103
Credits charged off	(3,974)	(10,163)	(14,137)
Provision for doubtful receivables	6,063	7,586	13,649
Charged to other accounts*[1]	(1,478)	2,892	1,414

Balance at end of year	¥21,236	¥139,793	¥161,029

Year ended March 31, 2002*[2]:
Balance at beginning of year	¥43,930	¥121,684	¥165,614
Credits charged off	(25,899)	(11,141)	(37,040)
Provision for doubtful receivables	2,574	18,407	20,981
Charged to other accounts*[1]	20	10,528	10,548

Balance at end of year	¥20,625	¥139,478	¥160,103

*1	Principally reclassification to discontinued operations and effect of changes in foreign exchange rates.

*2	The effect of the change in the fiscal year-end of certain subsidiaries was immaterial.

     The recorded investment in impaired loans, as defined in SFAS No. 114, and the allowance for doubtful receivables related to such loans at March 31, 2004 and 2003 were as follows:

	Millions of Yen
	2004		2003
		Allowance for		Allowance for
	Impaired	doubtful	Impaired	doubtful
	loans	receivables	loans	receivables
Impaired loans with an allowance for doubtful receivables	¥158,884	¥106,242	¥189,637	¥130,996
Impaired loans without an allowance for doubtful receivables	6,249	—	5,391	—

Total	¥165,133	¥106,242	¥195,028	¥130,996

     The average investment in impaired loans and interest income on impaired loans for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of Yen
	2004	2003	2002
Average investment in impaired loans	¥180,434	¥181,687	¥170,206
Interest income recognized on impaired loans	1,701	1,800	2,855

     Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired.

8. LEASES

Lessor

The companies lease real estate and equipment, aircraft, ocean transport vessels and rolling stock.

     Certain leases of aircraft, ocean transport vessels and rolling stock are classified as direct financing leases or leveraged leases, and the net investments are included as part of trade receivables—accounts and non-current receivables, less unearned interest in the accompanying Consolidated Balance Sheets. The companies have no general obligation for principal and interest on notes and other instruments related to third-party participation in leveraged leases. Such notes and other instruments have not been included in liabilities but have been offset against the related lease receivables. The residual values represent the estimate of the values of the leased assets at the end of the lease contracts and are initially recorded based on appraisals and estimates. Realization of the residual values is dependent on the companies’ future ability to sell the related assets under then prevailing market conditions.

     Other leases are classified as operating leases and the related assets are presented as property leased to others—at cost, less accumulated depreciation in the accompanying Consolidated Balance Sheets.

     The following comprises the components of the net investment in direct financing leases as of March 31, 2004 and 2003:

	Millions of Yen
	2004	2003
Total minimum lease payments to be received	¥73,065	¥86,502
Estimated unguaranteed residual value of leased assets	13,632	15,942
Deferred initial direct costs	—	10
Less unearned income	(30,317)	(34,070)

Investment in direct financing leases	56,380	68,384
Less allowance for doubtful receivables	(855)	(903)

Net investment in direct financing leases	¥55,525	¥67,481

     The following is a schedule by years of future minimum lease payments to be received from direct financing leases as of March 31, 2004:

Millions of Yen
Year ending March 31:
2005	¥8,059
2006	7,398
2007	6,118
2008	5,769
2009	5,517
Thereafter	40,204

Total	¥73,065

     The following represents the components of the net investment in leveraged leases as of March 31, 2004 and 2003:

	Millions of Yen
	2004	2003
Total minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt)	¥4,605	¥5,242
Estimated unguaranteed residual value of leased assets	8,344	9,495
Less unearned income	(3,115)	(4,074)

Investment in leveraged leases	9,834	10,663
Less deferred tax liabilities arising from leveraged leases	(6,627)	(4,791)

Net investment in leveraged leases	¥3,207	¥5,872

     The following schedule provides an analysis of the companies’ investment in property on operating leases and property held for lease by classes as of March 31, 2004 and 2003:

	Millions of Yen
	2004			2003
		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net
Real estate and equipment	¥231,657	¥(77,253)	¥154,404	¥220,333	¥(72,873)	¥147,460
Aircraft	45,588	(9,351)	36,237	73,890	(13,601)	60,289
Ocean transport vessels	44,222	(4,552)	39,670	40,872	(8,317)	32,555

Total	¥321,467	¥(91,156)	¥230,311	¥335,095	¥(94,791)	¥240,304

     The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 31, 2004:

Millions of Yen
Year ending March 31:
2005	¥14,224
2006	10,747
2007	8,742
2008	7,792
2009	6,579
Thereafter	34,695

Total	¥82,779

Lessee

The companies lease ocean transport vessels, aircraft, real estate and equipment. Most of the ocean transport vessels and aircraft under operating leases are subleased to third parties. The other leases are primarily classified as operating leases. Leased assets under capital leases were not significant in any period presented.

     The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2004. Minimum payments have not been reduced by minimum sublease rentals of ¥63,950 million due in the future under noncancelable subleases:

Millions of Yen
Year ending March 31:
2005	¥22,224
2006	19,230
2007	14,430
2008	12,389
2009	8,298
Thereafter	35,836

Total	¥112,407

     Rental expenses incurred for operating leases for the years ended March 31, 2004, 2003 and 2002 were ¥35,770 million, ¥35,420 million and ¥32,896 million, respectively. Sublease rental income for the years ended March 31, 2004, 2003 and 2002 were ¥16,562 million, ¥20,184 million and ¥13,165 million, respectively.

9. PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At March 31, 2004 and 2003, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	2004	2003
Trade receivables (current and non-current)	¥47,354	¥47,240
Inventories	17,073	783
Investments	24,665	12,399
Property leased to others (net book value)	23,691	14,047
Property and equipment (net book value)	46,857	25,657
Other	969	419

Total	¥160,609	¥100,545

     The distribution of such collateral among short-term debt, long-term debt and guarantees of contracts, etc. was as follows:

	Millions of Yen
	2004	2003
Short-term debt	¥22,866	¥7,005
Long-term debt	113,384	73,351
Guarantees of contracts, etc.	24,359	20,189

Total	¥160,609	¥100,545

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

Financial assets accepted as collateral

At March 31, 2004 and 2003, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	2004	2003
Bank deposits	¥1,971	¥2,451
Promissory notes	10,796	42,617
Trade receivables—accounts	54	—
Stocks and bonds	12,695	7,169

     Promissory notes of ¥3,554 million and ¥9,191 million which have been provided as collateral were repledged at March 31, 2004 and 2003, respectively.

     At March 31, 2003, under security repurchase agreements, the companies accepted corporate bonds of ¥3,599 million from the counterparties. These financial assets were not sold or repledged as of March 31, 2003. There were no financial assets accepted as collateral under security repurchase agreements at March 31, 2004.

10. IMPAIRMENT LOSS OF LONG-LIVED ASSETS

The companies recognized impairment losses of long-lived assets in accordance with the provisions of SFAS No. 144 during the years ended March 31, 2004 and 2003, and under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” for the year ended March 31, 2002. See to Note 4, “DISCONTINUED OPERATIONS,” for the impairment loss of long-lived assets reported in discontinued operations and Note 23, “EXIT OR DISPOSAL ACTIVITIES,” for the impairment loss of long-lived assets related to exit or disposal activities.

     The impairment losses of long-lived assets consist principally of real estate such as corporate residences and dormitories owned by the Company for employees in the “Adjustments and Eliminations” of the operating segment information which includes the assets not allocated to specific operating segments and production facilities and real estate owned by domestic subsidiaries in the Machinery, Electronics & Information, Energy and All Other operating segments for the year ended March 31, 2004, property leased to others and real estate owned by subsidiaries in the Machinery, Electronics & Information, Energy and Consumer Products & Services operating segments for the year ended March 31, 2003, real estate such as corporate residences and dormitories owned by the Company for employees in the “Adjustments and Eliminations” of the operating segment information and real estate and production facilities in the Metal Products & Minerals and Energy operating segments for the year ended March 31, 2002.

     The impairments for the year ended March 31, 2004 mainly related to land in Japan which had experienced significant decreases in market value, and to production facilities of certain subsidiaries resulting from operating losses. The impairments for the year ended March 31, 2003 mainly related to operating cutbacks by the airline industry in the United States resulting from deterioration of its business environment, and to land in Japan which had experienced significant decreases in the market value. The impairments for the year ended March 31, 2002 mainly related to land in Japan which had experienced significant decreases in the market value, and to production facilities of certain subsidiaries resulting from operating losses.

     The fair value of the assets is calculated based on independent appraisals, market value or discounted future cash flows whichever management considers the most appropriate.

11. ASSET RETIREMENT OBLIGATIONS

The companies recognized the cumulative effect of the initial application of SFAS No. 143 as a separate line item in the Statements of Consolidated Income under cumulative effect of change in accounting principle (after income tax effect) amounting to ¥2,285 million (loss) including the Company’s share of amounts attributable to associated companies. The cumulative-effect adjustment represents the difference between the net amount that was recognized in the Consolidated Balance Sheets upon the retroactive application of SFAS No. 143 as of April 1, 2003 and the amounts recognized in the Consolidated Balance Sheets at that date prior to the application of SFAS No. 143. The cumulative-effect adjustment resulted in a decrease in investments in and advances to associated companies by ¥2,098 million, an increase in equipment and fixtures by ¥1,812 million (net of accumulated depreciation of ¥1,165 million), an increase in deferred tax assets—non-current by ¥161 million, an increase in long-term debt, less current maturities by ¥2,231 million and a decrease in minority interests by ¥71 million.

     The asset retirement obligations are principally related to the costs of dismantling and removing mining facilities and gas production facilities owned by subsidiaries and associated companies in Australia, which are engaged in mining operations or oil and gas producing activities.

     The changes in asset retirement obligations for the year ended March 31, 2004, and on a pro forma basis for the years ended March 31, 2003 and 2002, assuming adoption of SFAS No. 143 on April 1, 2001, were as follows:

	Millions of Yen
	2004	2003	2002
		Pro forma	Pro forma
Balance at beginning of year	¥6,423	¥4,469	¥3,599
Liabilities incurred	3,124	3,380	1,770
Liabilities settled	(2,805)	(1,660)	(1,461)
Accretion expense	168	131	113
Foreign currency translation adjustments	418	103	448

Balance at end of year	¥7,328	¥6,423	¥4,469

     The pro forma effects of the retroactive application on net income and basic and diluted net income per share for the years ended March 31, 2004, 2003 and 2002, as if SFAS No. 143 had been adopted on April 1, 2001, were as follows:

	Millions of Yen
	2004	2003	2002
Net income	¥70,672	¥31,003	¥54,454

	Yen
	2004	2003	2002
Basic net income per share	¥44.69	¥19.59	¥34.39
Diluted net income per share	42.25	18.61	32.31

Notes: (1)	Pro forma net income for the year ended March 31, 2004 represents reported net income excluding cumulative effect of change in accounting principle (after income tax effect) of ¥2,285 million (loss) (¥1.44 per basic share and ¥1.36 per diluted share).

(2)	Basic and diluted net income per share presented in the Statements of Consolidated Income were ¥19.68 and ¥18.69, respectively, for the year ended March 31, 2003 and ¥34.97 and ¥32.85, respectively, for the year ended March 31, 2002.

12. GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization at March 31, 2004 and 2003 consisted of the following:

	Millions of Yen
	2004		2003
	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization
Software	¥35,779	¥15,151	¥23,123	¥10,407
Mineral rights	27,349	5,032	29,306	5,248
Unpatented technologies	15,658	1,174	—	—
Trademarks	11,461	6,750	10,061	5,732
Patents	9,073	8,539	9,906	9,711
Other	28,234	15,265	26,856	17,031

Total	¥127,554	¥51,911	¥99,252	¥48,129

     The aggregate amortization expense of intangible assets for the years ended March 31, 2004, 2003 and 2002 was ¥13,048 million, ¥11,984 million and ¥7,190 million, respectively. The estimated aggregate amortization expense of intangible assets at March 31, 2004 for each of the next five years is as follows:

Millions of Yen
Year ending March 31:
2005	¥14,435
2006	12,802
2007	9,538
2008	6,971
2009	4,883

     Total carrying amount of intangible assets not subject to amortization (excluding goodwill) at March 31, 2004 and 2003 consisted of:

	Millions of Yen
	2004	2003
Land rights	¥7,212	¥8,947
Trademarks	2,383	8
Other	2,657	3,144

Total	¥12,252	¥12,099

     Intangible assets subject to amortization acquired during the year ended March 31, 2004 totaled ¥37,756 million, and consist primarily of unpatented technologies of ¥15,658 million and software of ¥13,581 million. The weighted average amortization periods for unpatented technologies and software are 10 years and 5 years, respectively. Intangible assets not subject to amortization acquired during the year ended March 31, 2004 totaled ¥3,105 million, and consist primarily of trademarks.

     Intangible assets subject to amortization acquired during the year ended March 31, 2003 totaled ¥35,859 million, and consist primarily of mineral rights of ¥25,107 million and software of ¥5,204 million. The weighted average amortization periods for mineral rights and software are 17 years and 5 years, respectively. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2003 was immaterial.

     During the year ended March 31, 2004, the companies recognized impairment losses of ¥1,533 million on intangible assets which are included in impairment loss of long-lived assets in the Statements of Consolidated Income. The impairment losses consist primarily of ¥1,034 million on the write-down of land rights which are held by domestic subsidiaries within the Consumer Products & Services and Energy segments. The impairments of land rights resulted from a decrease in the fair value. The fair value for the basis of determining the impairment loss was calculated based on discounted future cash flows.

     No Impairment loss was recorded for intangible assets subject to amortization and not subject to amortization for the year ended March 31, 2003.

     In addition to the intangible assets shown in the above tables, intangible assets in the Consolidated Balance Sheets at March 31, 2004 and 2003 also included unrecognized prior service costs totaling ¥112 million and ¥180 million, respectively, which were recorded under SFAS No. 87 as discussed in Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES.”

     The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2004 and 2003 were as follows:

	Millions of Yen
	Metal	Machinery,		Consumer
	Products &	Electronics &		Products &		Consolidated
	Minerals	Information	Chemical	Services	Americas	Total
Balance at April 1, 2002	¥3,228	¥1,012	¥919	¥1,068	¥479	¥6,706
Acquisition	—	1,557	—	—	—	1,557
Foreign currency translation adjustments	(316)	17	(90)	(51)	(46)	(486)

Balance at March 31, 2003	2,912	2,586	829	1,017	433	7,777
Acquisition	—	822	616	16,547	—	17,985
Foreign currency translation adjustments	(352)	(125)	(100)	(55)	(11)	(643)

Balance at March 31, 2004	¥2,560	¥3,283	¥1,345	¥17,509	¥422	¥25,119

     No impairment loss was recorded for goodwill during the years ended March 31, 2004 and 2003.

     Net income and basic and diluted net income per share adjusted to exclude goodwill amortization and equity method goodwill amortization for the years ended March 31, 2004, 2003 and 2002 were as follows:

	Millions of Yen
	2004	2003	2002
Reported net income	¥68,387	¥31,138	¥55,371
Add back: Goodwill amortization	—	—	202
Add back: Equity method goodwill amortization	—	—	136

Adjusted net income	¥68,387	¥31,138	¥55,709

	Yen
	2004	2003	2002
Basic net income per share:
Reported net income	¥43.25	¥19.68	¥34.97
Add back: Goodwill amortization	—	—	0.13
Add back: Equity method goodwill amortization	—	—	0.08

Adjusted net income	¥43.25	¥19.68	¥35.18

Diluted net income per share:
Reported net income	¥40.89	¥18.69	¥32.85
Add back: Goodwill amortization	—	—	0.12
Add back: Equity method goodwill amortization	—	—	0.07

Adjusted net income	¥40.89	¥18.69	¥33.04

13. SHORT-TERM AND LONG-TERM DEBT

Short-term debt

Short-term debt at March 31, 2004 and 2003 was comprised of the following:

	Millions of Yen
	2004		2003
		Interest		Interest
		rate*1		rate*1
Short-term bank loans and others	¥401,493	1.8%	¥450,632	1.5%
Commercial paper	120,976	0.5	96,187	0.3
Notes under medium-term note programme	120,796	0.1	144,074	0.1

Total	643,265		690,893
SFAS No. 133 fair value adjustment*2	3,481		(12)

Total	¥646,746		¥690,881

*1	The interest rates represent weighted average rates in effect at March 31, 2004 and 2003, regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

*2	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

     Unused lines of credit, for short-term financing outside Japan, aggregated ¥508,754 million at March 31, 2004. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material in each of the past two years.

Long-term debt

Long-term debt at March 31, 2004 and 2003 consisted of the following:

	Millions of Yen
	2004	2003
Long-term debt with collateral (Note 9):
Banks and insurance companies, maturing serially through 2013—principally 0.2% to 7%	¥56,112	¥79,307
Government-owned banks and government agencies, maturing serially through 2056—principally 0.7% to 7%	60,187	36,448
Other, maturing serially through 2018—principally 2%	5,885	5,889

Total	122,184	121,644

Long-term debt without collateral:
Banks and others (principally insurance companies):
Principally 0.1% to 7%, maturing serially through 2018	1,461,479	1,573,410
Principally 0.8% to 8%, maturing serially through 2017 (payable in foreign currencies)	387,352	359,277
Bonds and notes:
Japanese yen convertible bonds (fixed rate 1.05%, due 2009)	92,786	92,786
Japanese yen bonds with early redemption clause (fixed rate 0.7% to 1.4%, due 2016)	71,000	35,000
Japanese yen bonds (fixed rate 0.5% to 3.6%, due 2003-2019)	240,500	220,000
Japanese yen bonds (fixed and floating rate: floating rate 1.2% to 1.8%, due 2003-2013)	38,500	48,500
Japanese yen bonds (fixed and floating rate: fixed rate 2.0% to 2.5%, due 2014)	33,000	33,000
Japanese yen bonds (floating rate 1.8% to 2.5%, due 2016)	72,000	62,000
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3.0% to 3.25%, due 2007-2012)	30,000	30,000
Notes under global medium-term note programme (fixed rate 0.15% to 4.6%, due 2003-2014)	25,205	40,573
Notes under euro medium-term note programme (fixed and floating rate: fixed rate 0.06% to 7.9%, due 2003-2024)	118,380	49,186
Account payables, derivative liabilities and others due through 2019:
Interest bearing	50,380	43,295
Non-interest bearing	116,441	113,012

Total	2,737,023	2,700,039

Total	2,859,207	2,821,683
SFAS No. 133 fair value adjustment*	39,689	95,850

Total	2,898,896	2,917,533
Less current maturities	357,675	417,063

Long-term debt, less current maturities	¥2,541,221	¥2,500,470

*	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

     The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2004 were 1.11% and 1.16%, respectively. The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2003 were 1.28% and 1.23%, respectively. (See Note 24, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” and Note 25, “FINANCIAL INSTRUMENTS.”)

     The 1.05% Convertible Bonds due 2009 may be converted into common stock at ¥881.00 per share, at the option of the holder and may be redeemed at the option of the Company at specified percentages of the principal.

     The indenture, under which the bonds were issued, does not require maintenance of a prescribed amount of net assets, a minimum debt/equity ratio or limit the payment of cash dividends by the Company.

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

     Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors’ review and approval before presentation to the shareholders. Certain of those agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2004 and 2003, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

     Maturities of long-term debt outstanding at March 31, 2004 were as follows, excluding the effect of the SFAS No. 133 fair value adjustment:

Millions of Yen
Year ending March 31:
2005	¥348,257
2006	346,059
2007	345,270
2008	295,256
2009	200,436
Thereafter	1,323,929

Total	¥2,859,207

14. PENSION COSTS AND SEVERANCE INDEMNITIES

The Company and certain subsidiaries have non-contributory defined benefit pension plans and contributory defined benefit pension plans, covering substantially all employees other than directors.

     The primary pension plan is the Company’s contributory Corporate Pension Fund (“CPF”) under the Defined Benefit Corporate Pension Law, which was newly transferred from the Company’s contributory defined benefit Japanese government welfare pension program for its employees (the Employees’ Pension Fund, “EPF”) during the year ended March 31, 2004. EPF was composed of a substitutional portion of Japanese Pension Insurance and a corporate portion of a contributory defined benefit plan. For the former, the benefits were based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation. For the latter, the benefits were based on length of service.

     Effective April 1, 1997, the Company merged a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan, “TQPP”) into EPF. Only retired employees with vested benefits as of March 31, 1997, remained in the TQPP.

     The benefits for CPF are based on the length of service.

     EPF was approved by the Japanese Minister of Health, Labour and Welfare for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion on October 1, 2002, and an exemption from the obligation to pay benefits for past employee service related to the substitutional portion on January 1, 2004. EPF transferred the benefit obligation and the related government-specified portion of the plan assets to the Japanese government on March 12, 2004 and completed the entire process of the transfer of the substitutional portion. In accordance with EITF No. 03-2, the Company recognized (1) the difference of ¥17,224 million between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government grant for transfer of substitutional portion of EPF, (2) the proportionate amount of the net unrealized loss of ¥10,508 million for the substitutional portion, as settlement loss, and (3) the difference of ¥2,183 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression.

     The remaining corporate portion of EPF was transferred to the Company’s CPF.

     The Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.

     The Company and most subsidiaries use a measurement date of March 31 for their defined benefit pension plans.

Obligations and funded status

The following table sets forth the reconciliation of benefit obligations, plan assets and funded status of the plans:

	Millions of Yen
	2004	2003
Change in benefit obligation:
Benefit obligation at beginning of year	¥286,075	¥253,885
Service cost	11,920	11,582
Interest cost	5,487	7,234
Plan participants’ contributions	385	829
Plan amendments	1,155	(620)
Actuarial loss	4,610	32,509
Benefits paid from plan assets	(13,794)	(12,651)
Direct benefit payments	(5,739)	(5,344)
Curtailments	(64)	—
Settlements	(38,057)	(160)
Acquisitions and divestitures	4,763	(544)
Foreign currency translation adjustments	(935)	(645)

Benefit obligation at end of year	255,806	286,075

Change in plan assets:
Fair value of plan assets at beginning of year	228,418	233,229
Actual return (loss) on plan assets	65,183	(46,372)
Employer contribution	140	53,298
Plan participants’ contributions	385	829
Benefits paid from plan assets	(13,794)	(12,651)
Settlements	(18,650)	(101)
Acquisitions and divestitures	1,657	620
Foreign currency translation adjustments	(553)	(434)

Fair value of plan assets at end of year	262,786	228,418

Funded status at end of year	6,980	(57,657)
Unrecognized prior service cost	(6,483)	(7,754)
Unrecognized net actuarial loss	59,499	145,833

Net amount recognized	¥59,996	¥80,422

Amounts recognized in the Consolidated Balance Sheets consist of:
Intangible assets	¥112	¥180
Other assets (prepaid pension costs)	102,872	119,727
Accrued pension costs and liability for severance indemnities	(52,296)	(53,148)
Accumulated other comprehensive loss (before income tax effect)	9,308	13,663

Net amount recognized	¥59,996	¥80,422

     The prior service cost is amortized over the average remaining service period of employees expected to receive related benefits.

     The amortization periods of the unrecognized net actuarial loss are seven years for CPF and the average remaining service period for other defined benefit pension plans.

     The accumulated benefit obligation for the companies’ defined benefit pension plans as of March 31, 2004 and 2003 was ¥249,595 million and ¥276,192 million, respectively.

     The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥92,213 million and ¥38,273 million at March 31, 2004 and ¥286,075 million and ¥228,418 million at March 31, 2003. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were ¥86,124 million and ¥38,273 million at March 31, 2004 and ¥49,461 million and ¥22,405 million at March 31, 2003.

Components of net periodic pension costs

Net periodic pension costs of the companies’ defined benefit pension plans for the years ended March 31, 2004, 2003 and 2002 included the following components:

	Millions of Yen
	2004	2003	2002
Service cost—benefits earned during the period	¥11,920	¥11,582	¥12,834
Interest cost on projected benefit obligation	5,487	7,234	7,528
Expected return on plan assets	(6,013)	(5,815)	(5,004)
Amortization of unrecognized prior service cost	(137)	(171)	(53)
Amortization of unrecognized net actuarial loss	21,806	8,809	8,867
Curtailment gain	(64)	—	—
Settlement loss	10,504	—	—
Gain on derecognition of previously accrued salary progression	(2,183)	—	—

Net periodic pension costs	¥41,320	¥21,639	¥24,172

Assumptions

Weighted-average assumptions used to determine the companies’ benefit obligations as of March 31, 2004 and 2003 are set forth as follows:

	2004	2003
Discount rate	2.4%	2.5%
Rate of increase in future compensation levels	0.5%	1.0%

     Weighted-average assumptions used to determine the companies’ net periodic pension costs for the years ended March 31, 2004, 2003 and 2002 are set forth as follows:

	2004	2003	2002
Discount rate	2.5%	3.2%	3.2%
Expected long-term rate of return on plan assets	2.6%	2.6%	2.9%
Rate of increase in future compensation levels	1.0%	1.0%	0.9%

     The companies determine the discount rates each year as of the measurement date, based on a review of interest rates associated with long-term Japanese government bonds or high-quality fixed-income corporate bonds. The discount rates determined on each measurement date are used to calculate the benefit obligation as of that date, and are also used to calculate the net periodic pension costs for the upcoming plan year.

     The rate of increase in future compensation levels was not applied in determining the projected benefit obligation of CPF and the corporate portion of EPF which was transferred to CPF, because the benefit formulas of these plans do not contain factors relating to compensation levels.

     The Company determines the expected long-term rate of return on plan assets based on the weighted-average rate of return computed by using the expected long-term rate of return on each asset class, which is derived from an extensive study conducted by investment advisors and actuaries on a periodic basis, and the target allocations for each asset class. The study includes a review of anticipated future performance with market analysis of individual asset classes, and also gives appropriate consideration to actual historical returns achieved by the plans. The subsidiaries determine the expected long-term rates of return on plan assets mainly based on the expectations for future returns by investment advisors and actuaries.

Plan assets

The companies’ pension plan weighted-average asset allocations based on the fair value of such assets as of March 31, 2004 and 2003 are set forth as follows:

Asset category	2004	2003
Equity securities	58%	71%
Debt securities	26%	14%
Life insurance company general accounts	4%	10%
Cash and deposits	6%	1%
Other	6%	4%

Total	100%	100%

     Equity securities include securities held in the Company’s employee retirement benefit trust. The fair value of those securities as of March 31, 2004 and 2003 are 39% and 42% of total fair value of plan assets, respectively. Life insurance company general accounts are pooled investment portfolios managed by insurance companies and guarantee a minimum rate of return.

     The Company’s investment objective is to build high quality plan assets, and the investment policy is targeted to ensure adequate returns available to provide future payments of pension benefits and severance indemnities. The basic strategy is diversified investment in various asset classes which have different risk return characteristics. The Company sometimes uses derivative instruments to hedge the exposure to changes in the fair value of debt and equity securities, and never uses them for speculation. The subsidiaries’ investment strategies are mainly based on diversified investment, and are targeted to stably ensure adequate returns to provide future payments of pension benefits over the long term.

     The companies’ weighted-average target allocation of plan assets as of March 31, 2004 is 60% equity securities (including securities held in the employee retirement benefit trust), 34% debt securities (including life insurance company general accounts)and 6% other assets.

     The Company contributed certain available-for-sale securities to the employee retirement benefit trust for retirement obligations during the years ended March 31, 2003 and 2002. As stated in Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS,” fair value at contribution of these securities for the years ended March 31, 2003 and 2002 were ¥27,343 million and ¥45,770 million, respectively.

     The fair value of equity securities of an associated company included in plan assets is ¥15,765 million (6% of total fair value of plan assets) and ¥10,313 million (5% of total fair value of plan assets) at March 31, 2004 and 2003, respectively.

Cash flows

The companies expect to contribute ¥34,600 million to their defined benefit pension plans for the year ending March 31, 2005.

     In addition to the above defined benefit pension plans, the Company provides the “Early Retirement Support Plan” to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2004, 2003 and 2002, the Company recorded ¥3,201 million, ¥12,687 million and ¥5,595 million of periodic payments in excess of previous projections and projected benefits based on factors including the history of benefit payments as selling, general and administrative expenses, respectively.

15. SHAREHOLDERS’ EQUITY

Common stock and capital surplus

Prior to October 1, 2001, under the Commercial Code of Japan (the “Code”), certain issuances of common stock, including conversions of bonds and notes and exercises of warrants issued, were required to be credited to the common stock account for at least the greater of par value or 50% of the proceeds. An amendment to the Code, which became effective on October 1, 2001, required that the stated par value be eliminated resulting in the outstanding shares having no par value as of October 1, 2001. After the amendment, issuances of common stock are required to be credited to the common stock account for at least 50% of the proceeds.

     At March 31, 2004, 105,318,956 shares of common stock were reserved for the conversion of outstanding bonds.

     The Code permits, upon approval by the Board of Directors, transfers of amounts from capital surplus to the common stock account. The amounts available for transfer are based on capital surplus as defined by accounting practices prevailing in Japan. Additional amounts recorded as capital surplus to conform with U.S. GAAP shall not be transferred to the common stock account under the Code. Such additional amounts were ¥69,049 million at March 31, 2004 and primarily relate to accounting for warrants and business combinations. When debt securities were previously issued with detachable stock purchase warrants, the portion of the proceeds which was allocable to the warrants was credited to capital surplus under U.S. GAAP. In addition, the step acquisition of the shares held by minority shareholders of a subsidiary by selling unissued shares of the Company was accounted for by the purchase method under U.S. GAAP rather than by the pooling of interests method which was prevailing in Japan when such business combinations occurred.

     Pursuant to the resolution of the Board of Directors, the Company made free distributions of common stock in prior years. Such free distributions did not result in the transfer of retained earnings to common stock or capital surplus. Corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued. If such United States practice had been applied to the above free distributions of shares made on and after September 30, 1986, capital surplus at March 31, 2004 would have been increased by ¥87,860 million with a corresponding decrease in unappropriated retained earnings.

Retained earnings appropriated for legal reserve

Prior to October 1, 2001, the Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period be appropriated as a legal reserve until such reserve equals 25% of common stock. The amendment to the Code, which became effective on October 1, 2001, provides that the amount to be appropriated as a legal reserve shall be in an amount such that the total amount of capital surplus and the legal reserve equals 25% of common stock. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors. The amendment to the Code also provides that to the extent that the sum of capital surplus and the legal reserve exceeds 25% of common stock, the excess, if any, is available for appropriations by resolution of the shareholders.

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

     Retained earnings, exclusive of retained earnings appropriated for the legal reserve, shown in the Company’s general books of account amounted to ¥196,235 million at March 31, 2004. The amount does not include any retained earnings to be appropriated for the legal reserve as a part of appropriations of retained earnings associated with cash outlays but includes ¥4,896 million restricted as to the payment of dividends under the Code. See Note 13, “SHORT-TERM AND LONG-TERM DEBT,” for the rights of certain creditors to review and approve the companies’ proposal for the payment of dividends and other appropriations of earnings. Dividends are approved by shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. A mid-year interim dividend may be paid by resolution of the Board of Directors, subject to limitations imposed by the Code.

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

     The amendment to the Code, which became effective on October 1, 2001, permits the Company to purchase and hold its own shares. The Company is allowed to decide the total number and amount of the shares to be acquired, not to exceed the amount of retained earnings available for dividends, subject to the prior approval of the shareholders at an ordinary general meeting of shareholders. In addition, the amendment to the Code, which became effective on September 25, 2003, permits the Company to purchase its own shares upon the approval of the Board of Directors, as far as it is permitted under the Articles of Incorporation, subject to limitations imposed by the Code. Public companies are generally required to purchase the shares through market transactions or tender offer and may dispose of them, subject to the approval of the Board of Directors, unless otherwise specified in the Code, or as far as the Articles of Incorporation do not require a resolution of the shareholders at the shareholders’ meeting. As an example of the disposal of its own shares, the Company sells the shares or chooses to transfer the shares instead of issuing new shares in case of merger, stock transfer or exchange, or spin-off. In addition, the Code enables the Company to retire its own shares by resolution of the Board of Directors.

     It was approved on May 11, 2004 that the Board of Directors propose a resolution at the ordinary general meeting of shareholders to be held on June 24, 2004 that the Company may amend the Articles of Incorporation to entitle the Board of Directors to purchase outstanding shares of its own common stock by its resolution.

Accumulated other comprehensive income (loss)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2004, 2003 and 2002 are as follows:

	Millions of Yen
	2004	2003	2002
Unrealized Holding Gains and Losses on Available-for-Sale Securities:
Balance at beginning of year	¥3,405	¥44,246	¥95,806
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	125,856	(85,488)	(119,796)
Deferred income taxes	(49,395)	34,673	49,085

Adjustments for year (after income tax effect)	76,461	(50,815)	(70,711)

Pre-tax amount of reclassification adjustments	(17,240)	10,540	28,272
Deferred income taxes	7,103	(566)	(8,945)

Adjustments for year (after income tax effect)	(10,137)	9,974	19,327

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	—	—	(290)
Deferred income taxes	—	—	122

Adjustments for year (after income tax effect)	—	—	(168)

Pre-tax amount of reclassification adjustments	—	—	(8)
Deferred income taxes	—	—	—

Adjustments for year (after income tax effect)	—	—	(8)

Balance at end of year	¥69,729	¥3,405	¥44,246

Foreign Currency Translation Adjustments:
Balance at beginning of year	¥(141,053)	¥(118,669)	¥(188,670)
Pre-tax amount of translation adjustments	(27,098)	(26,957)	73,838
Deferred income taxes	4,538	1,032	(5,421)

Adjustments for year (after income tax effect)	(22,560)	(25,925)	68,417

Pre-tax amount of reclassification adjustments	2,969	4,721	818
Deferred income taxes	(810)	(1,180)	(178)

Adjustments for year (after income tax effect)	2,159	3,541	640

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount of translation adjustments	—	—	954
Deferred income taxes	—	—	(10)

Adjustments for year (after income tax effect)	—	—	944

Pre-tax amount of reclassification adjustments	—	—	—
Deferred income taxes	—	—	—

Adjustments for year (after income tax effect)	—	—	—

Balance at end of year	¥(161,454)	¥(141,053)	¥(118,669)

Minimum Pension Liability Adjustment:
Balance at beginning of year	¥(6,731)	¥(373)	¥(24,841)
Pre-tax amount	4,355	(10,584)	48,577
Deferred income taxes	(3,367)	4,226	(24,063)

Adjustments for year (after income tax effect)	988	(6,358)	24,514

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount	—	—	(73)
Deferred income taxes	—	—	27

Adjustments for year (after income tax effect)	—	—	(46)

Balance at end of year	¥(5,743)	¥(6,731)	¥(373)

(Continued)	Millions of Yen
	2004	2003	2002
Net Unrealized Gains and Losses on Derivatives:
Balance at beginning of year	¥(2,759)	¥(2,122)	—
Pre-tax amount of net unrealized gains and losses on derivatives	(6,467)	(3,782)	¥(7,545)
Deferred income taxes	3,101	1,621	2,787

Adjustments for year (after income tax effect)	(3,366)	(2,161)	(4,758)

Pre-tax amount of reclassification adjustments	3,542	2,762	3,015
Deferred income taxes	(1,413)	(1,238)	(1,207)

Adjustments for year (after income tax effect)	2,129	1,524	1,808

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount of net unrealized gains and losses on derivatives	—	—	1,016
Deferred income taxes	—	—	(353)

Adjustments for year (after income tax effect)	—	—	663

Pre-tax amount of reclassification adjustments	—	—	257
Deferred income taxes	—	—	(92)

Adjustments for year (after income tax effect)	—	—	165

Balance at end of year	¥(3,996)	¥(2,759)	¥(2,122)

Accumulated Other Comprehensive Income (Loss)—Total:
Balance at beginning of year	¥(147,138)	¥(76,918)	¥(117,705)
Pre-tax amount	85,917	(108,788)	27,179
Deferred income taxes	(40,243)	38,568	12,058

Other comprehensive income (loss) for year (after income tax effect)	45,674	(70,220)	39,237

The effect of change in fiscal year-end of certain subsidiaries:
Pre-tax amount	—	—	1,856
Deferred income taxes	—	—	(306)

Other comprehensive income (loss) for the stub period (after income tax effect)	—	—	1,550

Balance at end of year	¥(101,464)	¥(147,138)	¥(76,918)

16. NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2004, 2003 and 2002:

	2004			2003			2002
	Net income	Shares	Per share	Net income	Shares	Per share	Net income	Shares	Per share
	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Income from continuing operations	¥74,703	1,581,195	¥47.24	¥36,595	1,582,278	¥23.13	¥59,908	1,583,427	¥37.83
Loss from discontinued operations—net (after income tax effect)	(4,031)	1,581,195	(2.55)	(5,457)	1,582,278	(3.45)	(4,537)	1,583,427	(2.86)
Cumulative effect of change in accounting principle (after income tax effect)	(2,285)	1,581,195	(1.44)	—	—	—	—	—	—
Net income available to common shareholders	68,387	1,581,195	43.25	31,138	1,582,278	19.68	55,371	1,583,427	34.97

Effect of Dilutive Securities:
1.5% Convertible Bonds due 2003	—	—		189	19,266		150	19,266
1.05% Convertible Bonds due 2009	581	105,319		581	105,319		581	105,319

(Continued)

	2004			2003			2002
	Net income	Shares	Per share	Net income	Shares	Per share	Net income	Shares	Per share
	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Diluted Net Income per Share:
Income from continuing operations	75,284	1,686,514	44.64	37,365	1,706,863	21.89	60,639	1,708,012	35.50
Loss from discontinued operations—net (after income tax effect)	(4,031)	1,686,514	(2.39)	(5,457)	1,706,863	(3.20)	(4,537)	1,708,012	(2.65)
Cumulative effect of change in accounting principle (after income tax effect)	(2,285)	1,686,514	(1.36)	—	—	—	—	—	—
Net income available to common shareholders after effect of dilutive securities	¥68,968	1,686,514	¥40.89	¥31,908	1,706,863	¥18.69	¥56,102	1,708,012	¥32.85

17. SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires disclosure of financial and descriptive information about operating segments, which are components of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker in deciding about resources to be allocated to the segment and assessing its performance.

     The business units of the companies’ Head Office, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with branches and offices that are located in Japan and overseas countries and with overseas trading subsidiaries in planning and executing their strategies for products and regions. The branches, offices, and overseas trading subsidiaries are separate operating units, which are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their subsidiaries and associated companies in collaboration with the business units. Therefore, the companies’ operating segments consist of product-focused operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of branches, offices and overseas trading subsidiaries.

     The companies’ operating segments have been aggregated based on the nature of the products and other criteria into five product-focused reportable operating segments and four region-focused reportable operating segments, totaling nine reportable operating segments.

     A description of reportable operating segments of the Company follows.

     Metal Products & Minerals develops raw material resources of iron or non-ferrous metals in foreign countries, and manufactures, sells and trades products in Japan and abroad.

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

     Consumer Products & Services manufactures, constructs, sells and trades consumer-related products, such as foods, textiles, general merchandise and houses in Japan and abroad.

     Domestic Branches and Offices trade in various commodities and conduct related business in branches and offices in Japan, such as in the Kansai and Chubu districts.

     Americas, Europe and Other Overseas Areas trade in various commodities and conduct related business led by overseas trading subsidiaries or offices located in each region.

     All gains and losses on forward contracts held by certain foreign subsidiaries for trading purposes for crude oil and oil products and also recognized as derivative instruments are shown net in total trading transactions effective April 1, 2003. In relation to this change, the figures for the years ended March 31, 2003 and 2002 have been reclassified.

     The companies’ operating segment information, product information and geographic area information for the years ended March 31, 2004, 2003 and 2002 presented in conformity with SFAS No. 131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen
		Machinery,			Consumer	Domestic
	Metal Products	Electronics &			Products &	Branches and
Year ended March 31, 2004:	& Minerals	Information	Chemical	Energy	Services	Offices	Americas
Total trading transactions:
External customers	¥1,782,451	¥2,492,357	¥1,299,021	¥1,255,820	¥2,125,075	¥1,472,648	¥842,324
Intersegment	280,678	134,145	415, 753	100,189	135,058	228,847	448,399

Total	¥2,063,129	¥2,626,502	¥1,714,774	¥1,356,009	¥2,260,133	¥1,701,495	¥1,290,723

Gross profit	¥77,452	¥128,357	¥83,003	¥53,814	¥116,254	¥39,962	¥39,871

Operating income (loss)	¥30,547	¥23,683	¥29,319	¥21,686	¥20,026	¥9,540	¥7,691

Net income	¥23,591	¥7,298	¥10,000	¥23,954	¥12,554	¥11,606	¥161

Total assets at March 31, 2004	¥1,099,185	¥1,216,319	¥542,868	¥565,535	¥907,929	¥453,031	¥399,599

	Millions of Yen
		Other Overseas			Adjustments and
Year ended March 31, 2004:	Europe	Areas	Total	All Other	Eliminations	Consolidated Total
Total trading transactions:
External customers	¥342,286	¥624,435	¥12,236,417	¥52,857	¥(7,757)	¥12,281,517
Intersegment	335,262	826,195	2,904,526	14,334	(2,918,860)	—

Total	¥677,548	¥1,450,630	¥15,140,943	¥67,191	¥(2,926,617)	¥12,281,517

Gross profit	¥19,965	¥24,060	¥582,738	¥27,324	¥(141)	¥609,921

Operating income (loss)	¥3,030	¥(1,062)	¥144,460	¥3,269	¥(27,147)	¥120,582

Net income	¥693	¥7,758	¥97,615	¥4,703	¥(33,931)	¥68,387

Total assets at March 31, 2004	¥247,574	¥220,862	¥5,652,902	¥2,259,248	¥(1,196,122)	¥6,716,028

	Millions of Yen
		Machinery,			Consumer	Domestic
	Metal Products	Electronics &			Products &	Branches and
Year ended March 31, 2003:	& Minerals	Information	Chemical	Energy	Services	Offices	Americas
Total trading transactions:
External customers	¥1,612,401	¥2,294,414	¥1,099,142	¥1,083,326	¥2,077,329	¥1,547,002	¥786,707
Intersegment	265,050	162,294	322,658	40,886	127,811	237,165	485,566

Total	¥1,877,451	¥2,456,708	¥1,421,800	¥1,124,212	¥2,205,140	¥1,784,167	¥1,272,273

Gross profit	¥70,674	¥117,987	¥60,871	¥53,027	¥105,947	¥41,405	¥44,584

Operating income (loss)	¥25,722	¥10,607	¥16,248	¥25,541	¥19,897	¥6,760	¥9,485

Net income (loss)	¥14,944	¥(4,916)	¥(5,850)	¥22,605	¥3,983	¥6,994	¥3,291

Total assets at March 31, 2003	¥887,517	¥1,250,695	¥484,628	¥572,660	¥803,842	¥488,026	¥412,659

	Millions of Yen
		Other Overseas			Adjustments and	Consolidated
Year ended March 31, 2003:	Europe	Areas	Total	All Other	Eliminations	Total
Total trading transactions:
External customers	¥355,061	¥577,425	¥11,432,807	¥54,472	¥(9,516)	¥11,477,763
Intersegment	224,247	729,116	2,594,793	10,759	(2,605,552)	—

Total	¥579,308	¥1,306,541	¥14,027,600	¥65,231	¥(2,615,068)	¥11,477,763

Gross profit	¥22,470	¥23,503	¥540,468	¥29,721	¥(1,544)	¥568,645

Operating income (loss)	¥4,163	¥(1,931)	¥116,492	¥5,942	¥(23,787)	¥98,647

Net income (loss)	¥2,845	¥6,193	¥50,089	¥9,738	¥(28,689)	¥31,138

Total assets at March 31, 2003	¥218,304	¥208,318	¥5,326,649	¥2,196,484	¥(982,613)	¥6,540,520

	Millions of Yen
	Metal	Machinery,			Consumer	Domestic
	Products &	Electronics &			Products &	Branches and
Year ended March 31, 2002:	Minerals	Information	Chemical	Energy	Services	Offices	Americas
Total trading transactions:
External customers	¥1,501,933	¥2,335,049	¥1,019,745	¥1,009,329	¥2,034,648	¥1,633,061	¥691,271
Intersegment	282,948	170,725	292,098	53,816	139,398	272,492	492,620

Total	¥1,784,881	¥2,505,774	¥1,311,843	¥1,063,145	¥2,174,046	¥1,905,553	¥1,183,891

Gross profit	¥67,397	¥112,425	¥53,476	¥48,061	¥108,610	¥47,553	¥45,096

Operating income (loss)	¥19,847	¥10,027	¥8,185	¥16,661	¥5,082	¥8,873	¥11,750

Net income (loss)	¥9,449	¥13,377	¥(4,893)	¥22,152	¥2,756	¥6,773	¥6,461

Total assets at March 31, 2002	¥935,835	¥1,419,375	¥511,248	¥459,226	¥863,005	¥538,853	¥400,387

	Millions of Yen
		Other Overseas			Adjustments and
Year ended March 31, 2002:	Europe	Areas	Total	All Other	Eliminations	Consolidated Total
Total trading transactions:
External customers	¥414,857	¥590,622	¥11,230,515	¥54,583	¥(15,957)	¥11,269,141
Intersegment	179,837	798,560	2,682,494	12,513	(2,695,007)	—

Total	¥594,694	¥1,389,182	¥13,913,009	¥67,096	¥(2,710,964)	¥11,269,141

Gross profit	¥20,623	¥21,929	¥525,170	¥27,735	¥(7,704)	¥545,201

Operating income (loss)	¥4,484	¥(4,700)	¥80,209	¥3,257	¥(3,713)	¥79,753

Net income (loss)	¥3,911	¥5,271	¥65,257	¥8,711	¥(18,597)	¥55,371

Total assets at March 31, 2002	¥232,656	¥241,271	¥5,601,856	¥2,148,473	¥(1,081,963)	¥6,668,366

Notes: (1)	In accordance with SFAS No. 144, the figures of “Consolidated Total” for the years ended March 31, 2003 and 2002 have been reclassified to conform to the current year presentation. The reclassifications to “Loss from Discontinued Operations—Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

(2)	“All Other” includes business activities which primarily provide services, such as logistics service, financing service, development and marketing of systems, and office services, to external customers and /or to the companies and associated companies. Total assets of “All Other” at March 31, 2004, 2003 and 2002 consist primarily of cash and cash equivalents and time deposits related to finance activities and assets of certain subsidiaries related to the above services.

(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of inter-segments transactions.

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2004 includes (a) a charge of ¥13,247 million for pension related items and (b) ¥4,743 million in impairment losses of long-lived assets (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2003 includes (a) a charge of ¥7,485 million for an early retirement support program, (b) ¥5,814 million in losses on write-down of marketable securities, and (c) ¥3,142 million in losses on sale of marketable securities (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2002 includes (a) ¥16,200 million in losses on write-down of marketable securities, (b) ¥10,084 million in impairment losses of long-lived assets, (c) a gain of ¥9,375 million from a nonmonetary exchange of shares in connection with a business combination of certain financial institutions, and (d) a gain of ¥8,895 million from contribution of securities to an employee retirement benefit trust (all amounts are after income tax effects).

(4)	Transfers between operating segments are made at cost plus a markup.

(5)	Operating income (loss) reflects the companies’ (a) Gross Profit, (b) Selling, general and administrative expenses, (c) Provision for doubtful receivables and (d) Government grant for transfer of substitutional portion of EPF, as presented in the Statements of Consolidated Income.

PRODUCT INFORMATION

	Millions of Yen
		Non-Ferrous		Electronics &
Year ended March 31, 2004:	Iron and Steel	Metals	Machinery	Information	Chemicals	Energy
Revenues	¥312,853	¥157,248	¥298,087	¥119,843	¥520,115	¥954,556

Year ended March 31, 2003 (As restated):
Revenues	¥281,761	¥152,145	¥299,913	¥108,110	¥463,375	¥830,997

Year ended March 31, 2002 (As restated):
Revenues	¥258,316	¥162,110	¥270,094	¥112,509	¥372,515	¥676,952

	Millions of Yen
			General	Property and
Year ended March 31, 2004:	Foods	Textiles	Merchandise	Service Business	Consolidated Total
Revenues	¥389,496	¥32,793	¥88,791	¥106,560	¥2,980,342

Year ended March 31, 2003 (As restated):

Revenues	¥393,228	¥37,871	¥96,773	¥123,978	¥2,788,151

Year ended March 31, 2002 (As restated)::

Revenues	¥387,285	¥37,993	¥93,962	¥119,514	¥2,491,250

Notes: (1)	The revenues of each product have been changed in a manner consistent with the change of revenue presentation in the Statements of Consolidated Income for the year ended March 31, 2004. The figures for the years ended March 31, 2003 and 2002 have been restated to conform to the current year presentation.

(2)	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2003 and 2002 have been reclassified to conform to the current year presentation.

GEOGRAPHIC AREA INFORMATION

	Millions of Yen
Year ended March 31, 2004:	Japan	United States	United Kingdom	All Other	Consolidated Total
Total trading transactions to external customers	¥7,193,370	¥831,566	¥159,698	¥4,096,883	¥12,281,517

Year ended March 31, 2003:

Total trading transactions to external customers	¥7,110,646	¥808,293	¥154,142	¥3,404,682	¥11,477,763

Year ended March 31, 2002:

Total trading transactions to external customers	¥7,064,899	¥685,882	¥270,830	¥3,247,530	¥11,269,141

Notes: (1)	Total trading transactions are attributed to countries based on the location of customers.

(2)	The Company provides total trading transactions instead of revenues, as certain costs related to revenues presented net in accordance with EITF No. 99-19 are not attributed to countries based on the location of customers.

(3)	In accordance with SFAS No. 144, total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2003 and 2002 have been reclassified to conform to the current year presentation.

	Millions of Yen
At March 31, 2004:	Japan	United States	Australia	All Other	Consolidated Total
Long-lived assets	¥469,072	¥128,100	¥81,211	¥128,750	¥807,133

At March 31, 2003 (As restated):

Long-lived assets	¥497,110	¥113,433	¥55,221	¥145,467	¥811,231

At March 31, 2002 (As restated):

Long-lived assets	¥524,247	¥124,404	¥34,821	¥172,243	¥855,715

Note:	Long-lived assets located in Australia, which were previously included in All Other, were separately presented in consideration of the importance of the amount at March 31, 2004. The figures at March 31, 2003 and 2002 have been restated to conform to the current year presentation.

     There are no individual material customers with respect to revenues for the years ended March 31, 2004, 2003 and 2002.

18. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen
	2004	2003	2002
Depreciation of property and equipment	¥52,950	¥47,798	¥50,869
Research and development expenses	6,019	3,415	2,949
Advertising expenses	7,915	6,898	6,671
Foreign exchange gains—net	2,887	3,154	10,975

19. OTHER EXPENSE—NET

Other expense—net for the years ended March 31, 2004, 2003 and 2002 consists of the following;

	Millions of Yen
	2004	2003	2002
Litigation charges	¥16,173	¥4,050	¥12,476
Restructuring—related charges	6,959	1,131	1,400
Exploration expenses	1,367	932	744
Foreign exchange (gains) losses—net	(7)	2,365	(5,083)
Other	4,393	2,505	1,180

Total	¥28,885	¥10,983	¥10,717

Note:	In accordance with SFAS No. 144, the expense and/or income from discontinued operations, if any, is eliminated from each line item presented in the above table. The figures for the years ended March 31, 2003 and 2002 have been reclassified to conform to the current year presentation.

20. INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in a normal effective statutory tax rate of approximately 42% for the years ended March 31, 2004, 2003 and 2002. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

     On March 31, 2003, the local tax laws in Japan were amended, and an enterprise tax on the basis of the size of business will be introduced for the year ending March 31, 2005. As a result, the statutory tax rate for the year ending March 31, 2005 will be approximately 41% effective April 1, 2004. The newly enacted statutory tax rate was used in calculating the deferred tax assets and liabilities as of March 31, 2004 and 2003 for those temporary differences which are expected to be realized or settled after March 31, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities as of March 31, 2003 was insignificant.

     A reconciliation between taxes on income from continuing operations calculated at the normal statutory rate in Japan and the companies’ provision for income taxes on income from continuing operations for the years ended March 31, 2004, 2003 and 2002 is summarized as follows:

	Millions of Yen
	2004	2003	2002
Taxes calculated at the normal rate in Japan applied to income from continuing operations before income taxes, minority interests and equity in earnings	¥36,493	¥27,077	¥27,258
Increases (decreases) in taxes resulting from:
Expenses not deductible for tax purposes and income not taxable—net	3,860	2,918	2,676
Application of lower tax rates to certain taxable income	(5,070)	(6,444)	(4,429)
Effect of taxation on dividends from subsidiaries and corporate joint ventures	2,356	6,738	4,422
Operating losses of certain subsidiaries	10,333	10,947	5,038
Tax benefits on losses of subsidiaries	(4,922)	(3,156)	(2,193)
Other—net	1,742	677	(1,027)

Total income taxes on income from continuing operations	¥44,792	¥38,757	¥31,745

     Amounts provided for income taxes for the years ended March 31, 2004, 2003 and 2002 are allocated as follows:

	Millions of Yen
	2004	2003	2002
Income taxes on income from continuing operations	¥44,792	¥38,757	¥31,745
Loss from discontinued operations—net	(6,034)	(11,433)	235
Equity in earnings of associated companies	9,096	26	1,876
Cumulative effect of change in accounting principle	(161)	—	—
Other comprehensive income (loss)	40,243	(38,568)	(12,058)

Total	¥87,936	¥(11,218)	¥21,798

     The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2004 and 2003 are as follows:

	Millions of Yen
	2004	2003
Deferred Tax Assets:
Accrued pension costs and liability for severance indemnities	¥25,083	¥29,133
Allowance for doubtful receivables	21,994	29,515
Estimated losses	38,690	43,161
Loss carryforwards of subsidiaries and associated companies	76,528	60,516
Unrealized intercompany profit	21,107	28,249
Foreign currency translation	15,110	17,131
Other	19,709	14,841

Total deferred tax assets	218,221	222,546
Valuation allowance	(31,245)	(22,855)

Deferred tax assets—net	186,976	199,691

Deferred Tax Liabilities:
Property	74,428	64,576
Investment securities	56,256	32,929
Undistributed earnings of associated companies other than corporate joint ventures	42,566	39,867
Other	2,089	8,523

Deferred tax liabilities	175,339	145,895

Net deferred tax assets	¥11,637	¥53,796

     Net deferred tax assets at March 31, 2004 and 2003 are included in the Consolidated Balance Sheets as follows:

	Millions of Yen
	2004	2003
Current Assets—Deferred tax assets—current	¥31,473	¥35,819
Deferred Tax Assets—Non-current	32,406	53,527
Current Liabilities—Other current liabilities	(4,855)	(4,091)
Deferred Tax Liabilities—Non-current	(47,387)	(31,459)

Net deferred tax assets	¥11,637	¥53,796

     The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries where it is more likely than not that a tax benefit will not be realized. During the years ended March 31, 2004, 2003 and 2002, the valuation allowances were increased by ¥8,390 million, decreased by ¥290 million and decreased by ¥3,561 million, respectively. With respect to the remaining deferred tax assets, the companies believe it is more likely than not that such benefits will be realized through the reduction of future taxable income.

     Income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries and foreign corporate joint ventures which are considered to be indefinitely reinvested in the operations of such subsidiaries and corporate joint ventures. At March 31, 2004 and 2003, the amounts of undistributed earnings of such foreign subsidiaries and foreign corporate joint ventures were ¥299,574 million and ¥259,502 million, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable. The domestic undistributed earnings would not, under present Japanese tax laws, be subject to additional taxation.

     At March 31, 2004, certain subsidiaries had aggregate operating loss carryforwards of ¥101,189 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Millions of Yen
Within 5 years	¥48,884
After 5 to 10 years	6,797
After 10 to 15 years	364
After 15 years	45,144

Total	¥101,189

     Income from continuing operations before income taxes, minority interests and equity in earnings for the years ended March 31, 2004, 2003 and 2002 comprised the following:

	Millions of Yen
	The Company
	and its domestic	Foreign
	subsidiaries	subsidiaries	Total
Year ended March 31, 2004	¥36,519	¥50,368	¥86,887

Year ended March 31, 2003	¥10,073	¥54,395	¥64,468

Year ended March 31, 2002	¥22,961	¥41,938	¥64,899

     Income taxes on income from continuing operations for the years ended March 31, 2004, 2003 and 2002 comprised the following:

	Millions of Yen
	The Company
	and its domestic	Foreign
	subsidiaries	subsidiaries	Total
Year ended March 31, 2004:
Current	¥27,169	¥17,850	¥45,019
Deferred	811	(1,038)	(227)

Total	¥27,980	¥16,812	¥44,792

Year ended March 31, 2003:
Current	¥20,620	¥18,580	¥39,200
Deferred	(6,536)	6,093	(443)

Total	¥14,084	¥24,673	¥38,757

Year ended March 31, 2002:
Current	¥16,191	¥16,345	¥32,536
Deferred	802	(1,593)	(791)

Total	¥16,993	¥14,752	¥31,745

21. COMMITMENTS AND CONTINGENT LIABILITIES

I. LONG-TERM PURCHASE CONTRACTS AND FINANCING COMMITMENTS

The companies customarily enter into long-term purchase contracts for certain items, principally ocean transport vessels, chemical materials, oil products, metals, and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies are also parties to the contracts or by separate agreements are committed to purchase the items from the companies; such customers are generally large Japanese industrial companies. Long-term purchase contracts at fixed or basic purchase prices amounted to ¥1,574,725 million at March 31, 2004. Scheduled deliveries are at various dates through 2021.

II. GUARANTEES

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at March 31, 2004 and 2003. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provision or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

	Millions of Yen
				Recourse	Maximum potential
	Expire within	Expire after	Total amount	provisions/	amount of future
	1 year	1 year	outstanding	collateral	payments
March 31, 2004:
Type of guarantees:
Financial guarantees	¥44,692	¥155,938	¥200,630	¥41,153	¥257,628
Performance guarantees	10,688	26,094	36,782	5,766	36,787
Market value guarantees	41,655	19,983	61,638	36,361	61,638
Derivative instruments	271,761	37,353	309,114	—	309,114
March 31, 2003:
Type of guarantees:
Financial guarantees	¥41,925	¥208,363	¥250,288	¥46,596	¥284,237
Performance guarantees	1,652	23,757	25,409	—	25,530
Market value guarantees	45,423	17,976	63,399	38,077	63,399
Derivative instruments	268,741	5,243	273,984	—	273,984

(1) Financial guarantees

The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.

     Categories of financial guarantees are as follows:

Guarantees for third parties

It is a customary practice for the companies to guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities. At March 31, 2004, the outstanding balance of such guarantees issued for third parties, the carrying amount of the liabilities for the companies’ obligations under the guarantees, and the maximum potential amount of future payments under the guarantees were ¥119,816 million, ¥884 million and ¥143,654 million, respectively, and at March 31, 2003, the outstanding balance of such guarantees issued for third parties, the carrying amount of the liabilities for the companies’ obligations under the guarantees, and the maximum potential amount of future payments under the guarantees were ¥147,496 million, ¥64 million and ¥154,918 million, respectively. The outstanding guarantees at March 31, 2004 and 2003 will expire no later than 2021. The aggregate amount of recourse provisions and collateral at March 31, 2004 and 2003 was ¥31,178 million and ¥31,506 million, respectively.

Guarantees for associated companies

The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies. At March 31, 2004, the outstanding balance of guarantees issued for associated companies, the carrying amount of the liabilities for the companies’ obligations under the guarantees, and the maximum potential amount of future payments under the guarantees were ¥62,290 million, ¥5,275 million and ¥72,586 million, respectively, and at March 31, 2003, the outstanding balance of guarantees issued for associated companies, the carrying amount of the liabilities for the companies’ obligations under the guarantees, and the maximum potential amount of future payments under the guarantees were ¥79,674 million, ¥3,636 million and ¥87,931 million, respectively. The outstanding guarantees at March 31,2004 and 2003 will expire no later than 2022 and 2017, respectively. The aggregate amount of recourse provisions and collateral at March 31, 2004 and 2003 was ¥9,975 million and ¥15,090 million, respectively.

Guarantees to financial institutions for employees’ housing loans

As a part of the benefits program for its employees, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary. The outstanding balance of the guarantees at March 31, 2004 and 2003 was ¥18,524 million and ¥23,118 million, respectively, and no liabilities relating to the guarantees were recorded in the consolidated financial statements. The Company has obtained lines of credit from several financial institutions for this program and the maximum potential amount of future payments as the sum of these lines was ¥41,388 million at March 31, 2004 and 2003.

     At March 31, 2004 and 2003, the following table sets forth the major parties who have received the companies’ financial guarantees. The amounts shown below were calculated by offsetting the recourse provisions and collateral against outstanding balance of the guarantee provided to each guaranteed party.

Millions of Yen
March 31, 2004:
Guaranteed party:
POWEREDCOM*	¥19,640
Hutchison 3G UK	10,302
Usinas Siderurgicas de Minas Gerais	9,195
Sanha Fpso	6,256
Qatar LNG Investment	6,062
Project Finance BLRE	5,372
Telefonos De Mexico	5,342
Siam Cement	4,129
Nippon Asahan Aluminium	3,862
Vinyl Chloride (Malaysia)	3,805
Others	85,512

Total	¥159,477

March 31, 2003:
Guaranteed party:
Tokyo Telecommunication Network*	¥21,813
Usinas Siderurgicas de Minas Gerais	10,863
Qatar LNG Investment	9,865
Hutchison 3G UK	9,553
Project Finance BLRE	6,146
Sakhalin Energy Investment	5,856
Telefonos De Mexico	5,693
Siam Cement	5,550
Vinyl Chloride (Malaysia)	5,289
Bontang Train G Project Finance	4,644
Others	118,420

Total	¥203,692

*	Tokyo Telecommunication Network and POWEREDCOM merged on April 1, 2003, and subsequently, Tokyo Telecommunication Network, as the surviving company, changed its corporate name to POWEREDCOM.

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

     The outstanding balance of these performance guarantees at March 31, 2004 and 2003 was ¥36,782 million and ¥25,409 million, respectively, and the maximum potential amount of future payments at March 31, 2004 and 2003 was ¥36,787 million and ¥25,530 million, respectively. At March 31, 2004, the carrying amount of the liabilities relating to the guarantees was ¥408 million and no liabilities were recorded in the consolidated financial statements at March 31, 2003. The performance guarantees outstanding at March 31, 2004 and 2003 will expire no later than 2013 and 2005, respectively. The aggregate amount of recourse provisions and collateral at March 31, 2004 was ¥5,766 million and there were no recourse provisions and collateral at March 31, 2003.

(3) Market value guarantees

Obligation to repurchase bills of exchange

In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer failed to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. At March 31, 2004 and 2003, the maximum potential amount of future payments represented by the aggregate par value of the bills discounted by the banks was ¥41,951 million and ¥45,472 million, respectively. The outstanding guarantees at March 31, 2004 and 2003 will expire no later than 2006 and 2004, respectively. Of these discounted bills, ¥36,361 million and ¥38,077 million were backed by letters of credit from the issuing banks of the customers at March 31, 2004 and 2003, respectively. No amounts were recognized as liabilities relating to the guarantees at March 31, 2004 and 2003.

Minimum purchase price guarantees

The companies provide marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses, the companies issue market value guarantees of the aircraft for certain customers. At March 31, 2004 and 2003, these guarantees will expire in 2013 and the maximum potential amount of future payments at March 31, 2004 and 2003 was ¥3,171 million and ¥3,606 million, respectively. No liabilities for the companies’ obligations under these market value guarantees were recorded at March 31, 2004 and 2003.

Residual value guarantees of leased assets

As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of the leased aircraft and ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed price. Those guarantees will remain in effect no later than 2008 at March 31, 2004 and 2003, and the maximum potential amount of future payments at March 31, 2004 and 2003 was ¥16,516 million and ¥14,321 million, respectively. No amounts were recognized as liabilities relating to these guarantees at March 31, 2004 and 2003.

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

     The companies have written put options as a part of their various derivative transactions related to non-ferrous metals, energy and grain. At March 31, 2004, the maximum potential amount of future payments and the fair value of such written options recorded in the consolidated financial statements were ¥309,114 million and ¥18,210 million, respectively. At March 31, 2003, the maximum potential amount of future payments and the fair value of such written options recorded in the consolidated financial statements were ¥273,984 million and

¥9,907 million, respectively. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the maximum potential amount of future payments.

     The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(5) Indemnification contracts

Indemnification issued through corporate reorganization

The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the companies have provided certain indemnities and the terms and conditions of indemnifications differ by contracts. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. At March 31, 2004 and 2003, the companies recognized liabilities of ¥882 million and ¥1,205 million, respectively, for estimated losses for their indemnifications where the companies’ obligations are probable and estimable.

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

(6) Product warranties

Certain subsidiaries provide product warranties, in relation to their sales of assets, including machinery and equipment and residential houses, for the performance of such products during specified warranty periods, and they are responsible for mending or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

     A tabular reconciliation of changes in such liabilities for the product warranties for the years ended March 31, 2004 and 2003 is as follows:

	Millions of Yen
	2004	2003
Balance at beginning of year	¥2,130	¥2,356
Payments made in cash or in kind	(486)	(419)
Accrual for warranties issued during the year	828	956
Changes in accrual related to pre-existing warranties	(718)	(763)

Balance at end of year	¥1,754	¥2,130

III. LITIGATION

Methionine litigation

The Company and two of its subsidiaries, together with other third-party methionine manufacturers, were named as defendants in class action lawsuits in the United States, filed by direct and indirect customers of methionine. In these cases, manufacturers of methionine allegedly violated federal and/or state antitrust laws by conspiring to fix the prices of methionine. The lawsuits sought compensatory and treble damages in unspecified amounts.

     In May 2002, the Company and the subsidiaries reached an agreement for settlement with the class action plaintiffs constituted by direct customers. Under this settlement, Novus International, Inc., the Company’s 65%-owned subsidiary, paid U.S.$37.8 million as a settlement amount.

     In November 2002, the Company and the subsidiaries reached an agreement for settlement with the plaintiffs who opted out of that class action. Under this settlement, Novus International, Inc. paid U.S.$58.2 million as a settlement amount.

     This did not affect the Company’s consolidated results of operations for the years ended March 31, 2004 and 2003, since Novus International, Inc. had previously recorded an estimated provision for the full settlement amount that was recorded as other expense—net in the Statement of Consolidated Income for the year ended March 31, 2002.

     Other related lawsuits are still pending, but the management believes that there is less than a reasonable possibility that the pending lawsuits would materially affect the consolidated results of operations of the Company.

Choline chloride litigation

The Company’s wholly owned U.S. subsidiary, Bioproducts Inc., which is producing choline chloride, an ingredient of animal feed and pet foods, was named as a defendant in the lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws.

     Although the Company and its wholly owned U.S. subsidiary, Mitsui & Co. (U.S.A.), Inc., are neither a manufacturer nor a seller of choline chloride in the U.S. market, they were also named as defendants together with other manufacturers in a class action lawsuits based on the plaintiffs’ allegation that the Company and Mitsui & Co. (U.S.A.), Inc. were involved in the violation of the antitrust laws. During the course of legal proceedings, the Company and Mitsui & Co. (U.S.A.), Inc. have consistently denied any wrongdoing. However, in the trial before Federal District Court of the District of Columbia in June 2003, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws and that the damages suffered by the plaintiffs are US$49.5 million. The Company and Mitsui & Co. (U.S.A.), Inc. considered undertaking the legal proceedings necessary to overrule the verdict, but given the circumstances, it was determined that a settlement with the class action plaintiffs would be in the best interest of the Company and all of its stakeholders. As a result, the Company, Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. entered into an agreement for settlement with the class plaintiffs in October 2003. Under this settlement, the Company, Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. will be released from the class action proceedings and pay the class action plaintiffs U.S.$53.0 million as a settlement amount. The settlement is subject to and in the process of obtaining court approval. This amount is recorded as other expense—net in the Statement of Consolidated Income for the year ended March 31, 2004.

     The Company, Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. were also named as defendants in other lawsuits made by the plaintiffs who opted out of that class action, but entered into an agreement for settlement with most of the plaintiffs in February 2004. Under this settlement, the Company, Mitsui & Co. (U.S.A.), Inc. and Bioproducts Inc. were released from the legal proceedings paying the opt-out plaintiffs U.S.$73.5 million as a settlement amount. This amount was paid in February 2004 and is recorded as other expense—net in the Statements of Consolidated Income for the year ended March 31, 2004. For all other related lawsuits that are pending, although there can be no assurance of the ultimate results, management believes that there is less than a reasonable possibility that losses in addition to amounts that have been reserved for possible litigation losses will occur, and that the amount of any such additional losses, would not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

Other matters

Various other claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions including those mentioned above. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

22. VARIABLE INTEREST ENTITIES

The Companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery, Electronics & Information and Energy segments.

     The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described as follows (excluding VIEs of which the companies also hold a majority voting interest):

     As lessees in operating lease contracts concluded with lessors that have been established for those lease contracts in Europe and Latin America, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessors of the leased vessels are VIEs and the companies have consolidated the lessors as the primary beneficiary during the year ended March 31, 2004. Total assets of the lessors as of March 31, 2004 were ¥19,878 million.

     A portion of the leased assets, which are consolidated, is collateral for the VIE’s obligations . The carrying amount of those assets was ¥7,542 million and was classified as property leased to others—at cost, less accumulated depreciation in the Consolidated Balance Sheets.

     The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees.

     In addition, the VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

     The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and LNG producing plants and equipment by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America and Middle East in the form of leases and loans. Total assets of the VIEs as of March 31, 2004 were ¥839,521 million and the maximum exposure to loss as a result of the companies’ involvement with the VIEs was ¥47,434 million.

     The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to exceed greatly the anticipated loss.

23. EXIT OR DISPOSAL ACTIVITIES

The Company focuses on the maximization of its consolidated corporate value. To achieve this objective, the Company is trying to strengthen its consolidated capabilities through optimal group management. The Company actively restructures its businesses to make them more efficient by regularly reassessing the business environment and operational objectives of each of its businesses.

     The Company’s primary focus during the year ended March 31, 2004 was on reevaluating and restructuring the businesses of subsidiaries and associated companies where the total losses incurred by subsidiaries and associated companies were significant for the year ended March 31, 2003. In addition to these restructurings, the companies have disposed of certain long-lived assets based on reviews of whether the companies should keep holding those assets from the standpoint of profitability. For the year ended March 31, 2004, the companies recorded total exit or disposal costs of ¥18,432 million, which are defined by SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The costs consisted of losses on disposal and impairment of long-lived assets of ¥10,458 million, contract termination costs of ¥4,537 million, and other associated costs of ¥3,437 million. These exit or disposal costs were recorded principally in the Machinery, Electronics & Information Segment of ¥9,461 million, the Energy Segment of ¥3,742 million, the Chemical and Americas segments of ¥3,054 million for the year ended March 31, 2004.

     During the years ended March 31, 2003 and 2002, the exit or disposal activities were immaterial, except for the exit activities completed by petrochemicals subsidiaries in North America which are disclosed in Note 4, “DISCONTINUED OPERATIONS.” Each exit or disposal activity defined by SFAS No. 146 commenced and was substantially completed within the same year. The ending balances of liabilities for the exit or disposal costs were immaterial at March 31, 2004 and 2003.

     The primary exit or disposal activities for the year ended March 31, 2004 were as follows:

     NBI Co., Ltd. (former Toyo Valve Co., Ltd.), a subsidiary reported in the Machinery, Electronics & Information Segment, has been engaged in the manufacture and sale of valves and system equipment. On March 31, 2004, it sold its valve business to KITZ Material Corporation, a subsidiary of KITZ Corporation which engages in the manufacture and sale of valves for construction facilities and industrial plants. The decision to sell the valve business was made as a result of the continuing oversupply of valves within the valve industry in Japan due to deterioration in capital investment. As a result of this disposal activity, the companies recorded ¥157 million in loss on disposal or sales of property and equipment—net, ¥4,127 million in impairment loss of long-lived assets, and other associated costs of ¥1,747 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2004.

     Mitsui Bussan Machinery Co., Ltd., a subsidiary reported in the Machinery, Electronics & Information Segment, has been engaged in the sale and leasing of machine tools and construction and industrial machinery. Because of its unprofitable performance in the shrinking Japanese construction and industrial machinery markets, the Company has decided to exit from the construction and industrial machinery businesses, as they have been evaluated as businesses with low historical profitability and future growth potential compared to the machine tools business. As a result of this exit decision, the companies recorded ¥150 million in impairment loss of long-lived assets, lease termination and asset disposal costs of ¥1,957 million in other expense—net, and other associated costs of ¥216 million in selling, general and administrative in the Statements of Consolidated Income for the year ended March 31, 2004.

     Mitsui Oil & Gas Co., Ltd. and Kokusai Oil & Chemical Co., Ltd., subsidiaries reported in the Energy Segment, are engaged in the import and domestic sale of petroleum products. In order to maintain their competitiveness in gasoline station operations, they have relocated stations, introduced self-service stations, and established multifunctional value-added stations, such as stations with convenience stores. These subsidiaries have also disposed of and/or combined previously existing stations and streamlined their distribution processes. In connection with such restructuring and streamlining efforts, the subsidiaries disposed of certain unprofitable gasoline stations, which resulted in recording ¥1,742 million in loss on disposal or sales of property and equipment—net and other associated costs of ¥2,000 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2004.

     Global Octanes Corporation, a subsidiary partially reported in both the Chemical and Americas segments, Global Octanes Investment Inc., a subsidiary reported in the Chemical Segment, and Global Octanes Holding Inc., a subsidiary reported in the Americas Segment had managed Global Octanes Texas Limited Partnership, which had been engaged in manufacture and sale of MTBE, as its partners. These subsidiaries, however, disposed of the operations, since the future demand for MTBE in the United States was expected to decline. As a result of these disposal activities, the companies recorded impairment loss of long-lived assets and other assets of ¥3,054 million (before income tax) in loss from discontinued operations—net (after income tax effect) in the Statements of Consolidated Income for the year ended March 31, 2004. Refer to Note 4, “DISCONTINUED OPERATIONS,” for further discussion on discontinued operations.

24. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

     In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future contracts and commodity forward contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments and forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.

Foreign currency exchange rate risk hedging activities

The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies’ global operations in many countries. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to hedge the foreign currency exposure in the net investment in a foreign operation.

Interest rate risk hedging activities

The companies use interest rate swap agreements and interest rate and currency swap agreements to diversify the sources of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.

Commodity price risk hedging activities

The companies use derivative instruments, such as commodity future, forward, option and swap contracts, to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments and to fix the expected future cash flows from forecasted transactions in marketable commodities, such as non-ferrous metals, crude oil and agricultural products.

Risk management policy

The companies have strictly segregated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by affirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ policy regarding derivative instruments.

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items.

     The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the years ended March 31, 2004 and 2003.

     The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the years ended March 31, 2004 and 2003.

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

     Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.

     The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the years ended March 31, 2004 and 2003.

     Net gains of ¥1,156 million, relating to the transition adjustment included in accumulated other comprehensive income upon adoption of SFAS No. 133 on April 1, 2001, were reclassified from accumulated other comprehensive income into earnings because earnings were affected by the hedged items.

     The estimated net amount of the existing gains or losses in accumulated other comprehensive income at March 31, 2004 that is expected to be reclassified into earnings within the next 12 months is a net loss of ¥1,223 million.

     The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 56 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within other comprehensive income to the extent it is effective as a hedge. The net amount of gains or losses included in the foreign currency translation adjustments was immaterial for the year ended March 31, 2004.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back offices and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

25. FINANCIAL INSTRUMENTS

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

Foreign exchange forward contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

     The estimated fair values of certain financial instruments and derivative financial instruments at March 31, 2004 and 2003 were as follows:

	Millions of Yen
	2004		2003
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial Assets (other than Derivative Financial Instruments):
Current financial assets other than marketable securities	¥3,108,795	¥3,108,795	¥3,078,772	¥3,078,772
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	477,991	485,434	578,794	586,749

Financial Liabilities (other than Derivative Financial Instruments):
Current financial liabilities	(2,381,894)	(2,381,894)	(2,371,506)	(2,371,506)
Long-term debt (including current maturities)	(2,826,102)	(2,877,995)	(2,970,336)	(3,001,991)

Derivative Financial Instruments (Assets):
Interest rate swap agreements	28,378	28,378	96,247	96,247
Currency swap agreements	24,714	24,714	10,909	10,909
Foreign exchange forward contracts	20,540	20,540	30,192	30,192

Derivative Financial Instruments (Liabilities):
Interest rate swap agreements	(3,825)	(3,825)	(6,027)	(6,027)
Currency swap agreements	(8,227)	(8,227)	(9,346)	(9,346)
Foreign exchange forward contracts	(8,878)	(8,878)	(11,879)	(11,879)

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers which reduces concentrations of credit risks. The companies deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any losses as a result of counterparty default on financial instruments. Credit risk is managed through credit line approval by management and by periodically monitoring the counterparties.

26. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen
	2004	2003	2002
Cash paid during the year for:
Interest	¥58,235	¥55,211	¥79,614
Income taxes (Note 20)	35,676	31,002	59,017
Non-cash investing and financing activities:
Exchange of shares in connection with a business combination of investees (EITF No. 91-5) (Note 5):
Fair market value of shares received	—	7,110	35,874
Cost of shares surrendered	—	2,635	18,649
Acquisitions of subsidiaries (Note 3):
Fair value of assets acquired	77,702	20,683	—
Fair value of liabilities assumed	71,302	8,336	—
Acquisition costs of subsidiaries	6,400	12,347	—
Cash acquired	10,259	1,139	—
Acquisitions of subsidiaries, net of cash acquired	(3,859)	11,208	—
Consolidation of VIEs related to the implementation of FIN No. 46R (Note 22):
Total assets recorded	20,439	—	—
Total liabilities recorded	20,439	—	—
Acquisition of investment by business split-off:
Transferred assets	—	—	43,450
Transferred liabilities	—	—	39,365
Acquired investments	—	—	4,085
Contribution of securities to an employee retirement benefit trust (Notes 5 and 14)	—	27,343	45,770

27. SUBSEQUENT EVENT

On June 24, 2004, the shareholders approved the payment of a cash dividend to shareholders of record on March 31, 2004 of ¥4 per share or a total of ¥6,325 million at the ordinary general meeting of shareholders.

    The shareholders also approved the amendment to the Articles of Incorporation to provide that the Company could purchase outstanding shares of its own common stock by resolution of the Board of Directors.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, “Disclosures about Oil and Gas Producing Activities,” this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs; and results of operations. Tables 4 and 5 present information on the companies’ estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as “Associated Companies,” for which the companies’ share of the investees’ information on oil and gas producing activities is presented in the following tables. The “Consolidated Companies” column includes activities in Australia, New Zealand and the Middle East. The “Associated Companies” column includes activities in the Pacific Rim which consists of Australia, Sakhalin (Russia) and Thailand. The “Associated Companies” column of the following tables includes information on liquefied natural gas (“LNG”) producing activities as an integral part of natural gas producing activities.

TABLE 1. COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT*1, *2, *3

	Millions of Yen
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide
Year Ended March 31, 2004:
Acquisition of Proved Properties	—	—	—	¥1,015	¥1,015
Acquisition of Unproved Properties	¥1,553	—	—	—	1,553
Exploration	1,102	¥467	¥599	209	2,377
Development	2,443	7,816	9,973	51,187	71,419

Total Costs Incurred	¥5,098	¥8,283	¥10,572	¥52,411	¥76,364

Year Ended March 31, 2003:
Acquisition of Proved Properties	¥1,444	¥15,986	—	¥44	¥17,474
Acquisition of Unproved Properties	—	—	—	441	441
Exploration	637	586	¥136	1,360	2,719
Development	998	4,809	5,636	16,957	28,400

Total Costs Incurred	¥3,079	¥21,381	¥5,772	¥18,802	¥49,034

Year Ended March 31, 2002:
Acquisition of Proved Properties	—	—	—	¥437	¥437
Acquisition of Unproved Properties	—	—	—	663	663
Exploration	¥1,049	—	¥253	947	2,249
Development	—	—	3,247	11,696	14,943

Total Costs Incurred	¥1,049	—	¥3,500	¥13,743	¥18,292

*1	Includes costs incurred whether capitalized or expensed.

*2	Excludes the cumulative-effect adjustment of ¥ 5,821 million for the initial application of SFAS No. 143, “Accounting for Asset Retirement Obligations,” from the costs incurred for the year ended March 31, 2004.

*3	Includes capitalized asset retirement costs incurred in accordance with SFAS No.143 for the year ended March 31, 2004.

TABLE 2. CAPITALIZED COSTS RELEASED TO OIL AND GAS PRODUCING ACTIVITIES

	Millions of Yen
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide
Year Ended March 31, 2004:
Proved Properties*	¥21,989	¥23,674	¥118,332	¥185,443	¥349,438
Unproved Properties	1,977	—	—	4,928	6,905

Gross Capitalized Properties	23,966	23,674	118,332	190,371	356,343
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,191	3,193	63,119	77,686	158,189

Net Capitalized Costs	¥9,775	¥20,481	¥55,213	¥112,685	¥198,154

Year Ended March 31, 2003:
Proved Properties	¥16,652	¥21,194	¥81,810	¥95,413	¥215,069
Unproved Properties	—	—	365	33,059	33,424

Gross Capitalized Properties	16,652	21,194	82,175	128,472	248,493
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	11,596	3,157	43,554	58,549	116,856

Net Capitalized Costs	¥5,056	¥18,037	¥38,621	¥69,923	¥131,637

Year Ended March 31, 2002:
Proved Properties	¥13,003	¥3,751	¥79,278	¥84,514	¥180,546
Unproved Properties	—	—	194	27,786	27,980

Gross Capitalized Properties	13,003	3,751	79,472	112,300	208,526
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	10,197	926	40,302	49,300	100,725

Net Capitalized Costs	¥2,806	¥2,825	¥39,170	¥63,000	¥107,801

*	Includes capitalized asset retirement costs in accordance with SFAS No.143.

TABLE 3. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES*

The companies’ results of operations from oil and gas producing activities are shown in the following table. In accordance with SFAS No. 69, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

	Millions of Yen
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide
Year Ended March 31, 2004:
Sales to Unaffiliated Enterprises	—	¥1,385	¥30,254	¥21,564	¥53,203
Transfers to Affiliated Enterprises	¥4,240	11,086	6,603	—	21,929

Total Revenues	4,240	12,471	36,857	21,564	75,132
Production Cost	2,345	2,320	13,426	5,997	24,088
Exploration Expenses	900	467	242	209	1,818
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	597	2,365	5,230	6,281	14,473
Income Tax Expense	342	4,331	5,203	5,573	15,449

Results of Operations for Oil and Gas Producing Activities	¥56	¥2,988	¥12,756	¥3,504	¥19,304

(Continued)

	Millions of Yen
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide
Year Ended March 31, 2003:
Sales to Unaffiliated Enterprises	¥43	¥8,790	¥28,789	¥19,856	¥57,478
Transfers to Affiliated Enterprises	4,916	3,123	7,351	—	15,390

Total Revenues	4,959	11,913	36,140	19,856	72,868
Production Cost	2,156	2,460	13,402	5,867	23,885
Exploration Expenses	637	295	489	1,360	2,781
Depreciation, Depletion, Amortization and Valuation Allowances	530	2,272	4,984	4,503	12,289
Income Tax Expense	521	3,168	7,320	4,239	15,248

Results of Operations for Oil and Gas Producing Activities	¥1,115	¥3,718	¥9,945	¥3,887	¥18,665

Year Ended March 31, 2002:
Sales to Unaffiliated Enterprises	—	¥1,291	¥28,088	¥19,932	¥49,311
Transfers to Affiliated Enterprises	¥6,881	—	6,677	—	13,558

Total Revenues	6,881	1,291	34,765	19,932	62,869
Production Cost	2,538	115	15,018	4,983	22,654
Exploration Expenses	744	—	213	947	1,904
Depreciation, Depletion, Amortization and Valuation Allowances	3,089	156	5,122	4,527	12,894
Income Tax Expense	24	314	4,216	5,055	9,609

Results of Operations for Oil and Gas Producing Activities	¥486	¥706	¥10,196	¥4,420	¥15,808

*	Excludes the cumulative-effect adjustment of ¥ 2,214 million for the initial application of SFAS No. 143 from the results of operations for the year ended March 31, 2004.

TABLE 4. PROVED RESERVE QUANTITY INFORMATION

The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2004, 2003 and 2002. The definitions used herein are in accordance with SFAS No. 25, “Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies.”

Proved Developed and Undeveloped Reserves:

	Crude Oil, Condensate and Natural Gas Liquids					Natural Gas
	Millions of Barrels					Billions of Cubic Feet
	Consolidated Companies		Associated Companies			Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide	Oceania	Middle East	Oceania	Others	Worldwide
Reserves at April 1, 2001	14	9	45	98	166	—	—	1,195	242	1,437
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	—	—	(34)	(34)	—	—	—	—	—
Extensions and Discoveries	—	—	—	—	—	—	—	—	—	—
Purchases	—	—	—	—	—	—	—	—	—	—
Sales	—	—	—	—	—	—	—	—	—	—
Production	(3)	—	(6)	(5)	(14)	—	—	(40)	(23)	(63)

(Continued)

	Crude Oil, Condensate and Natural Gas Liquids					Natural Gas
	Millions of Barrels					Billions of Cubic Feet
	Consolidated Companies		Associated Companies			Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide	Oceania	Middle East	Oceania	Others	Worldwide
Reserves at March 31, 2002	11	9	39	59	118	—	—	1,155	219	1,374
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	—	7	16	23	—	—	59	(3)	56
Extensions and Discoveries	—	—	—	—	—	—	—	—	—	—
Purchases	3	22	—	—	25	27	—	—	29	56
Sales	—	—	—	—	—	—	—	—	—	—
Production	(2)	(3)	(6)	(4)	(15)	—	—	(41)	(24)	(65)

Reserves at March 31, 2003	12	28	40	71	151	27	—	1,173	221	1,421
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	(3)	5	7	9	—	—	(282)	2	(280)
Extensions and Discoveries	—	—	—	52	52	—	84	—	729	813
Purchases	—	—	—	2	2	—	—	—	42	42
Sales	—	—	—	—	—	—	—	—	—	—
Production	(2)	(2)	(6)	(5)	(15)	—	—	(45)	(29)	(74)

Reserves at March 31, 2004.	10	23	39	127	199	27	84	846	965	1,922

Proved Developed Reserves*:
Reserves at April 1, 2001	14	9	19	49	91	—	—	380	73	453
Reserves at March 31, 2002	11	9	17	18	55	—	—	370	66	436
Reserves at March 31, 2003	9	28	17	18	72	—	—	364	58	422

Reserves at March 31, 2004	7	23	14	19	63	—	84	330	69	483

* The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is about 28 percent as of March 31, 2004 and relatively low. The expected costs to develop these undeveloped reserves are estimated to be ¥238,598 million in total as of March 31, 2004, which is included in "Future Development Cost" in Table 5. The major undeveloped reserves are attributable to an associated company in Russia and an associated company in Australia. It is expected to commence the production of crude oil in 2006 and LNG in 2007, for the associated company in Russia. In relation to the associated company in Australia, the production of crude oil and LNG has already commenced at the existing facilities. The drilling of additional development wells will be performed over the project life according to the drilling program of the project provided by an operator.

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

The standardized measure for the associated companies includes a negative contribution of ¥45,902 million from the companies’ Sakhalin properties. The standardized measure for Sakhalin is negative due to the inclusion of the full committed costs of development and operation for the asset under the integrated Production Sharing Agreement. Meanwhile, revenues are registered only in relation to the currently estimated proved reserves. Proved gas reserves are restricted to those volumes that are related to firm sales commitments. Consequently the currently stated proved reserves are only a small fraction of the volume that is expected to be produced for to sales over time and upon which the decision to proceed with development was based.

1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide
At March 31, 2004:
Future Cash Inflows from Production	¥36,333	¥138,382	¥382,405	¥656,697	¥1,213,817
Future Production Cost	(20,177)	(20,641)	(226,059)	(145,972)	(412,849)
Future Development Cost	(5,140)	(9,067)	(4,850)	(228,608)	(247,665)
Future Income Taxes	(2,085)	(58,820)	(51,950)	(98,338)	(211,193)

Undiscounted Future Net Cash Flows	8,931	49,854	99,546	183,779	342,110
10% Annual Discount for Timing of Estimated Cash Flows	(1,539)	(21,446)	(39,289)	(211,595)	(273,869)

Standardized Measure of Discounted Future Net Cash Flows	¥7,392	¥28,408	¥60,257	¥(27,816)	¥68,241

At March 31, 2003:
Future Cash Inflows from Production	¥51,459	¥124,006	¥795,677	¥307,554	¥1,278,696
Future Production Cost	(21,526)	(21,462)	(348,748)	(76,675)	(468,411)
Future Development Cost	(6,246)	(10,206)	(15,476)	(41,685)	(73,613)
Future Income Taxes	(7,773)	(50,141)	(119,352)	(60,375)	(237,641)

Undiscounted Future Net Cash Flows	15,914	42,197	312,101	128,819	499,031
10% Annual Discount for Timing of Estimated Cash Flows	(5,774)	(18,320)	(191,033)	(67,421)	(282,548)

Standardized Measure of Discounted Future Net Cash Flows	¥10,140	¥23,877	¥121,068	¥61,398	¥216,483

At March 31, 2002:
Future Cash Inflows from Production	¥22,260	¥21,301	¥781,736	¥220,384	¥1,045,681
Future Production Cost	(11,934)	(3,384)	(362,763)	(53,327)	(431,408)
Future Development Cost	(2,029)	—	(19,754)	(40,486)	(62,269)
Future Income Taxes	(1,696)	(9,123)	(117,261)	(41,315)	(169,395)

Undiscounted Future Net Cash Flows	6,601	8,794	281,958	85,256	382,609
10% Annual Discount for Timing of Estimated Cash Flows	(1,761)	(4,683)	(192,525)	(49,124)	(248,093)

Standardized Measure of Discounted Future Net Cash Flows	¥4,840	¥4,111	¥89,433	¥36,132	¥134,516

2) Details of Changes for the Year

	Millions of Yen
	Consolidated Companies			Associated Companies			Worldwide
	2004	2003	2002	2004	2003	2002	2004	2003	2002
Present Value at April 1	¥34,017	¥8,951	¥12,427	¥182,466	¥125,565	¥149,605	¥216,483	¥134,516	¥162,032

Sales/Transfers of Oil and Gas Produced, Net of Production Costs	(12,046)	(12,256)	(5,519)	(38,998)	(36,727)	(34,696)	(51,044)	(48,983)	(40,215)
Development Costs Incurred	10,259	5,807	—	61,160	22,593	24,116	71,419	28,400	24,116
Purchases of Reserves in Place	—	24,635	—	1,894	—	—	1,894	24,635	—
Extensions and Discoveries	16,746	—	—	119,609	—	—	136,355	—	—
Net Changes in Prices, Development and Production Cost	(2,475)	7,156	(2,762)	(253,034)	(4,650)	(5,090)	(255,509)	2,506	(7,852)
Revisions of Previous Quantity Estimates*1	(2,837)	—	—	(37,158)	64,001	(46,076)	(39,995)	64,001	(46,076)
Accretion of Discount	3,402	895	1,243	18,247	12,557	14,961	21,649	13,452	16,204
Net Changes in Income Taxes	(137)	(1,127)	700	29,126	(6,076)	17,882	28,989	(7,203)	18,582
Others*2	(11,129)	(44)	2,862	(50,871)	5,203	4,863	(62,000)	5,159	7,725

Net Changes for the Year	1,783	25,066	(3,476)	(150,025)	56,901	(24,040)	(148,242)	81,967	(27,516)

Present Value at March 31	¥35,800	¥34,017	¥8,951	¥32,441	¥182,466	¥125,565	¥68,241	¥216,483	¥134,516

*1	Includes amounts resulting from changes in the timing of production.

*2	Main portion of “Others” is foreign currency translation adjustments.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.

(Registrant)

Date: September 30, 2004	By:	/s/ Tasuku Kondo

Tasuku Kondo Executive Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit
Number	Document

1.1	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 24, 2004 (English-language translation).
1.2	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 24, 2004 (English-language translation).
1.3	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on April 1, 2004 (English-language translation).
1.4	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on October 29, 2003 (English-language translation).
2.1 *	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.
8.1	List of Subsidiaries of Mitsui & Co., Ltd.
11.1	Code of Ethics for Senior Financial Officers and Professionals
11.2	Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.
12.1	Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).
12.2	Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).
13.1	Certifications required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

      We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.