Form 20-F
period 2005-03-31
MITSUI & CO LTD
filed 2005-09-26
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to
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
As of March 31, 2005, 1,582,210,630 shares of common stock were outstanding including
7,359,040 shares represented by an aggregate of 367,952 American Depositary Shares.
      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
      Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑
      If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☑

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
A Cautionary Note on Forward-Looking Statements
      This annual report includes forward-looking statements based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “expect”, “anticipate”, “estimate”, “plan” or similar words. The forward-looking statements in this annual report are subject to various risks, uncertainties and assumptions. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial position, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause our actual operating results to differ materially from those contained or implied in any forward-looking statement. Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.
      Important risks and factors that could cause our actual results to differ materially from our expectations are discussed in this “Item 3.D. Risk Factors” or elsewhere in this annual report and include, without limitation:

•	changes in economic conditions that may lead to unforeseen developments in markets for products handled by us;

•	fluctuations in currency exchange rates that may cause unexpected deterioration in the value of transactions;

•	adverse political developments in the various jurisdictions where we operate, which among things, may create delays or postponements of transactions and projects;

•	changes in laws, regulations or policies in any of the countries where we conduct our operations; and

•	significant changes in the competitive environment.
      We do not assume, and specifically disclaim, any obligation to update any forward-looking statements which speak only as of the date made.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.
      Not applicable.

Item 2.	Offer Statistics and Expected Timetable.
      Not applicable.

Item 3.	Key Information.

A.	Selected Financial Data.
      The selected consolidated income statement data for the years ended March 31, 2005, 2004 and 2003 and the selected consolidated balance sheet data as of March 31, 2005 and 2004 below are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are included elsewhere in this annual report. The selected consolidated income statement data for the years ended March 31, 2002 and 2001 and balance sheet data as of March 31, 2003, 2002 and 2001 are derived from our previously published audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this annual report. The consolidated financial statements as of March 31, 2005 and 2004 and for the years ended March 31, 2005, 2004 and 2003 have been audited by Deloitte Touche Tohmatsu, independent auditors, whose report is filed as part of this annual report.
      The selected consolidated financial statements have been prepared in accordance with U.S. GAAP and should be read in conjunction with, and are qualified in their entirety by reference to “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	In Billions of Yen, Except Amounts per Share and Common Stock Data

	As of or for the Years Ended March 31,

	2005	2004	2003	2002	2001

Consolidated Income Statement Data:
Results of Operations:
Revenues(2)(3)	¥3,526	¥2,983	¥2,785	¥2,487	¥2,366
Gross Profit(2)(3)	726	614	570	545	560
Equity in Earnings of Associated Companies(3)	66	40	15	24	7
Income from Continuing Operations (3)	120	74	37	60	58
Net Income	121	68	31	55	52
Free Cash Flows(4)	(24)	(34)	48	51	141
Income from Continuing Operations per Share(3):
Basic	76.10	47.04	23.43	37.97	37.16
Diluted	71.70	44.44	22.17	35.63	34.88
Net Income per Share:
Basic	76.55	43.25	19.68	34.97	37.16
Diluted	72.12	40.89	18.69	32.85	30.63
Cash Dividends Declared per Share	9	8	8	8	8
Cash Dividends Declared per Share in U.S. Dollars(1)	$0.09	$0.07	$0.07	$0.06	$0.07

	In Billions of Yen, Except Amounts per Share and Common Stock Data

	As of or for the Years Ended March 31,

	2005	2004	2003	2002	2001

Consolidated Balance Sheet Data:
Financial Position at Year-End:
Total Assets	¥7,593	¥6,716	¥6,541	¥6,668	¥6,710,
Total Shareholders’ Equity	1,123	963	862	915	834
Long-term Debt, less Current Maturities	2,905	2,541	2,500	2,620	2,709
Return on Equity	11.6%	7.5%	3.5%	6.3%	6.3%
Common Stock	192	192	192	192	192
Other Information at Year-End:
Common Stock:
Number of Shares Outstanding (in Thousands)	1,582,211	1,581,013	1,581,377	1,583,180	1,583,675
Number of Shareholders	107,034	109,722	115,267	118,700	127,137

(1)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the rates in effect on the respective dividend payment dates.

(2)	For the year ended March 31, 2005, we changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as “Interest expense, net of interest income.” The prior year figures have been restated to conform to the current year presentation.

(3)	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.

(4)	Free Cash Flows represents the sum of net cash provided by operating activities and net cash used in investing activities. See Item 5. B. “Liquidity and Capital Resources — Use of Non-GAAP Financial Measures.”

Exchange Rate Information
      The information below with respect to exchange rates is based on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.
      The Federal Reserve Bank of New York official noon buying rate for Japanese yen on September 16, 2005 was ¥111.38 = U.S.$1.00. The following table provides the high and low official rates for each of the previous six months.

	Yen per U.S. Dollar

	High	Low

August 2005	¥112.12	¥109.37
July 2005	113.42	110.47
June 2005	110.91	106.64
May 2005	108.17	104.41
April 2005	108.67	104.64
March 2005	107.49	103.87

      The following table provides the average exchange rate for each of the last five fiscal years. We have calculated these average rates by using the rate on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York on the last business day of each month during the relevant fiscal year.

Yen per U.S. Dollar

Years Ended March 31,	Average Rate

2005	¥107.28
2004	112.75
2003	121.10
2002	125.64
2001	111.65
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
      Our global business activities, including our trading activities, are affected by the economic conditions both globally and regionally. Among other locations, we are vulnerable to downward economic trends in Japan and China. An economic downturn may cause a reduction in the flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand of our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition.

Fluctuations in commodity prices can adversely affect our results of operations and financial condition.
      We are engaged in trade and, as the case may be, production of a variety of commodities in the global commodities market including metal, energy, chemical and agricultural products. Our activities in these commodities in particular, have a significant impact on our business operations. Commodity prices are highly volatile and subject to cyclical fluctuations due to factors beyond our control, including periods of excess supply due to increased industrial production, decreased demand due to weakening economic conditions, inventory cutbacks by customers, and exchange rate movements. As a result, unexpected movements in commodity prices may adversely affect our business, operating results and financial condition. For example:

•	declines in commodity prices may result in a decrease in sales of those commodities in which we act as a principal or a decrease in sales of services in which we act as an agent. For instance, the operating results of the Energy Segment, which reflect annual production from our oil and gas activities, are sensitive to the price of crude oil. A decline of U.S.$1 per barrel in the price of crude oil adversely affects the revenues and equity in earnings of associated companies of this segment and results in a decrease in the segment’s annual net income of approximately ¥1 billion as of the year ended March 31, 2005;

•	because we are engaged in spot and derivative trading of commodities, unexpected changes in price may result in trading losses; and

•	as we invest a substantial amount of money in the production of commodities, a prolonged or cyclical decline in the price of commodities can have a long term adverse effect on our results of operations and financial condition and make it increasingly difficult for us to recover our capital investments or to divest our interests at prices acceptable to us, if at all.
      For further information about the impact by commodity price fluctuations on our business and results of operations for the year ended March 31, 2005 and in the future, see “Item 5.A. Operating Results.”

Exchange rate fluctuations may adversely affect our operating results.
      We are exposed to risks associated with foreign currency exchange rate fluctuations. Although our reporting currency is the Japanese yen, a significant portion of our business operations, consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. As most of revenues, costs of revenues, and selling, general and administrative expenses incurred from regular business activities at overseas subsidiaries and associated companies are quoted in the U.S. dollar, the Australian dollar, the Euro, or other currencies, our net income may be affected by the fluctuations of these currencies and we are exposed to translation risk in our assets and liabilities denominated in foreign currencies. In addition, exchange rate fluctuations may reduce the value of investment in overseas subsidiaries and associated companies and adversely affect our accumulated other comprehensive income. As a result, exchange rate fluctuations may negatively affect our operating results.
      See “Item 3.A. Selected Financial Data — Exchange Rate Information”, “Item 5.A. Operating Results” and “Item 5. B. Liquidity and Capital Resources.”

We are subject to significant counterparty credit risk from various companies or projects with which we do business or to which we lend.
      We are exposed to significant counterparty credit risks. For example:

•	We provide vendor financing services and also act as guarantors to banks that provide financing to our customers. In addition, many of our customers purchase products and services from us on credit. At March 31, 2005, current trade receivable (less unearned interest and allowance for doubtful receivables — current) were ¥2,488.9 billion, representing 32.8% of our total assets and the recognized losses for doubtful receivables — current for the year ended March 31, 2005 and the balance of the allowance for doubtful receivables — current were ¥6.3 billion and ¥22.5 billion, respectively;

•	We engage in significant project financing activities as a lender or guarantor whereby we assume repayment risk; and

•	We have counterparty payment risks from various derivative transactions we enter into as part of our hedging activities.

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
      See Item 5.B. “Liquidity and Capital Resources — Funding Sources.”

If the value of assets for which we act as lessor, such as real property and equipment, aircraft, ocean transport vessels and rolling stock decline, we may be forced to write down the value of these assets.
      Assets for which we act as lessor, such as real property, aircraft, ocean transport vessels, rolling stock and equipment, are exposed to potential significant impairment losses due to the decline in the value of these assets. As of March 31, 2005, the value of these assets in which we act as lessor, presented on our Consolidated Balance Sheets as “Property leased to others — at cost, less accumulated depreciation,” was ¥183.2 billion. The carrying amounts of certain assets in which we act as lessor are affected by certain factors which are beyond our control such as their global supply and demand, prevailing interest rates, prices of relevant products and services and regional and/or global cyclical trends. There can be no assurance that adjustments for impairment losses with respect to such assets will not be made. Any adjustments may have an adverse effect on our financial condition and results of operations.
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
      See “Item 5.A. Operating Results” and Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES,” to our consolidated financial statements.

Our liquidity could be adversely affected by a downgrade in our credit ratings, significant changes in the lending or investment policies of our creditors or investors.
      A downgrade in our credit ratings or a significant change in the lending or investment policies of our creditors or investors could result in an increase in our interest expense and could adversely impact our ability to access the debt markets, and could have an adverse effect on our financial position and liquidity.
      For information on our funding sources and credit ratings, see “Item 5.B. Liquidity and Capital Resources.”

Due to our significant investments in marketable equity securities of Japanese issuers, a substantial decline in the Japanese stock market as experienced in the past could negatively affect our investment portfolio.
      A significant portion of our investment portfolio consists of marketable equity securities of Japanese issuers. At March 31, 2005, our marketable equity securities of Japanese issuers were carried at a fair value of ¥292.5 billion, representing 45.7% of the fair value of our total available-for-sale securities and 3.9% of our total assets. The Japanese equity securities market has experienced a decline in recent years. Both for the year ended March 31, 2005 and 2004, losses on available-for-sale securities were not significant, but for the year ended March 31, 2003 our Statements of Consolidated Income reflected valuation losses on available-for-sale securities of ¥15.6 billion, principally on the stocks of banking institutions reflecting the overall decline in stock prices in Japan. While we periodically review our equity portfolio, volatility and decline in the Japanese equity securities market could negatively impact the value of our investment portfolio and our results of operations and financial condition.
      For information on our accounting policies and estimates with respect to impairment on marketable securities, see “Critical Accounting Policies and Estimates” of “Item 5.A. Operating Results.”

Some of our operations are concentrated in a limited number of regions or countries, which could harm our business and results of operations if activity levels in these regions or countries decline.
      We are engaged in various types of businesses worldwide which expose us to risks associated with fluctuations in commodity prices, the supply and demand of commodities, foreign exchange rates and interest rates, in addition to risks associated with regional political and economic instabilities. Furthermore, some of our business activities may be exposed to concentration risk in particular industries located in specific regions or countries which international financial institutions, government financing agencies and rating agencies assign or assigned in the past the status of relatively high risk regions or countries. For example:

•	In Russia and Brazil, our interests in the exploration, development and production of minerals and energy resources are increasing.

•	In Indonesia, we actively participate in infrastructure projects including the operation of power plants.
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
      We are continuously restructuring our underperforming businesses. To implement this procedure, we have introduced a quantitative monitoring system to assess the performance of our subsidiaries and associated companies. If we fail to successfully eliminate or restructure our underperforming subsidiaries and associated companies in a timely manner or if these efforts fail to improve our business operations as contemplated, we may become less efficient compared to our competitors who are mainly other major Japanese general trading companies, and our results of operations may be adversely affected.

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

Our businesses in exploration, development and production of mineral resources and oil and gas may not develop in line with assumed costs and schedules, and are subject to the risks associated with estimating reserves and the operating performance of third party operators.
      Reflecting rising prices of mineral resources and oil and gas in recent years, exploration, development and production of mineral resources and oil and gas are gaining in importance to our operating results. Mining and oil and gas projects involve risks, for example:

•	development of projects may face schedule delays or cost overruns due to difficulties in technical conditions, procurement of materials, financial conditions and government regulations;

•	reserves are estimated based on available geological, technical, contractual and economic information, therefore actual development and production may significantly differ from originally estimated reserves; and

•	reserve replacement, on which future production will depend, may not be successfully implemented due to uncertainties such as failures in exploration or negotiations for acquisitions of known reserves with their owners.
      We participate as a non-operator in many of these projects. Under these circumstances, we carefully consider the business potential and profitability of projects based on the information and data provided by third party operators, who substantially control operations of such projects including decision-making in the course of development and production. In addition to the above-mentioned risks, third party operators’ failure in managing those projects may adversely affect our operating results and financial condition.

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
      We are involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. In particular, our Metal Products & Minerals Segment and Energy Segment may be adversely affected by present or future environmental regulations or enforcements in connection with our exploration, development and production activities. For example, we are subject to complex sets of environmental regulations in Australia, Brazil, Russia, and the Middle East. These laws and regulations may:

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
      Mitsui is a shareholder of Coronet Industries Inc. (“Coronet”), a former manufacturer of animal feed supplements. Coronet has been working with the U.S. Environmental Protection Agency (“EPA”) and the State of Florida on an investigation of environmental conditions and former operations at its facility in Florida. In addition, Coronet has been named as a defendant in two civil actions initiated by residents living near the plant. Mitsui, as well as its United States subsidiary, Mitsui & Co. (U.S.A.), Inc., have been named as defendants in one of these actions. These actions are both at their early stages.

We are subject to extensive laws and regulations in Japan and other countries throughout the world. Changes in these laws and regulations could adversely affect our results of operations.
      Our business operations are subject to extensive laws and regulations in Japan and other countries throughout the world. Our operations are subject to laws and regulations governing, among other things, tariffs, business and investment approvals, import and export (including restrictions based on national-security interests), antitrust, consumer and commercial restrictions, currency exchange control, and environmental protection. Moreover, many of our infrastructure projects in developing countries are subject to less developed legal systems. As a result, our costs may increase due to factors such as the lack of a comprehensive set of laws and regulations, an unpredictable judicial system based on inconsistent application and interpretation of laws and regulations, and changing practices of regulatory and administrative bodies. For example, we are subject to sudden and unpredictable changes to:

•	tariffs for products and services that we provide;

•	technical specifications with respect to environmental regulations;

•	income tax and duty rates; and

•	foreign exchange controls with respect to repatriation of investments and dividends.
      Furthermore, many of our oil and gas and mining operations are located in politically or economically unstable parts of the world including the Middle East, Russia and India. Although we are involved in the exploration, development and production activities through various contractual arrangements in these regions, there is no assurance that the contracts will be upheld or extended when they expire. Moreover, there can be no assurance that the regulatory bodies of these areas will not unilaterally interfere and alter the contractual terms of our oil and gas operations involving production rates, pricing formulas, royalties, environmental protection cost and land tenure. If these regulatory bodies unilaterally alter such contractual terms or if we are unable to comply with any new laws and regulations, our business, operating results and financial condition could be adversely affected. Furthermore, we could incur substantial additional costs to comply with any new laws and regulations.
      See “Item 4.B. Business Overview — Government Regulations.”

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
      See “Compensation and other charges related to DPF incident” of “Item 5.A. Operating Results.”

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
      See “Item 10.B. Memorandum and Articles of Association — Daily Price Fluctuation Limits under Japanese Stock Exchange Rules.”

As a holder of ADSs, you will have fewer rights than a direct shareholder and you will have to act through the depositary to exercise those rights.
      The rights of shareholders under Japanese law to take actions, including voting shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders recorded on our register of shareholders. Because the depositary, through its custodian agents, is the recorded holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, as an ADS holder, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights except through and with the consent of the depositary.

Item 4.	Information on the Company.

A.	History and Development of the Company.

History
      Mitsui Bussan Kabushiki Kaisha (“Mitsui & Co., Ltd.” in English) was incorporated on July 25, 1947, as Daiichi Bussan Kabushiki Kaisha, a corporation ( Kabushiki Kaisha ) under the Commercial Code of Japan with common stock of ¥195,000. We were originally listed on the Tokyo Stock Exchange in May 1949.
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
      At the same time, however, there was also a rapid development of information infrastructure worldwide, reflecting the deregulation of the communication sector proceeding from the 1980s in Japan and other countries, and the spread of new technology such as the Internet accelerated communication among market participants in real time and at reduced costs. From the late 1980s, we made investments in IT and communication businesses including in common carriers such as Tokyo Telecommunication Network Co., Inc (currently POWEREDCOM, Inc.), JSAT Corporation, a communications satellites company, and broadcasting companies such as SKY Perfect Communications Inc.

Recent Developments
      We have had concerns that the above-mentioned innovations in global communication might detract from the advantages we have gained from having a global network with many business hubs in the form of overseas offices, overseas subsidiaries and associated companies. We also have additional concerns that our traditional intermediary services as agent have been diminishing in relevance reflecting global competition among our customers and suppliers who are taking advantage of increasingly efficient business methods. In this environment, in order to provide a variety of solutions for our customers, we are increasing our comprehensive strength by integrating the resources that we have accumulated through our business history as follows:

•	We are establishing more diversified and stable supply sources of mineral and energy resources through our global alliances with worldwide partners represented by the acquisition of shares of Valepar S.A. (the controlling shareholder of Companhia Vale do Rio Doce (“CVRD”), a Brazilian mineral resource producer) in September 2003 and the final investment decision in the second phase of development of the crude oil and LNG producing Sakhalin II Project jointly promoted with Royal Dutch/ Shell Group and Mitsubishi Corporation in May 2003. See “Item 4.B. Business Overview — Metal Products & Minerals Segment — Iron & Steel Raw Materials Unit” and “Item 4.B. Business Overview — Energy Segment.”

•	We are increasing our involvement in the power generation businesses. In December 2004, in partnership with International Power plc, a U.K. electric utility company, we completed the acquisition of international power generation portfolio of Edison Mission Energy in the United States pursuant to a share purchase agreement concluded by the three parties, which resulted in the acquisition of nine power plants by the partnership as of March 2005.

•	In the food business, aiming to respond to changing demands of consumers in Japan by upgrading our logistics infrastructure, we made an equity infusion into MITSUI FOODS CO., LTD. (formerly Sanyu Koami Co., Ltd.), a nationwide wholesaler and the core of our domestic food distribution business. Additionally, in May 2003, we acquired a majority interest in Mitsui Norin Co., Ltd., a producer and seller of raw tea leaves in Japan. Furthermore, all the business units are establishing a supply chain management (“SCM”) system in order to integrate our information and logistics services with those of our customers. See “Item 4.B. Business Overview.”

•	In March 2004, we increased our equity ownership in the United Auto Group, an auto dealer in the United States, with the goal of developing our automobile retail operations worldwide.

•	We are also actively pursuing new technologies and materials. For example, we are promoting research and development such as carbon nanotubes and zeolite membrane. See “Item 5.C. Research and Development, Patents and Licenses, etc.”

Our Organizational Structure for the Year Ended March 31, 2003
      In April 2002, we implemented an introduction of five major operating groups (the “Five Major Operating Groups Structure”) which consisted of:

•	Metal Products & Minerals Group;

•	Machinery, Electronics & Information Group;

•	Chemical Group;

•	Energy Group; and

•	Consumer Products & Services Group
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
      Despite this reorganization, there was no change in our product and service focused business activities for the year ended March 31, 2004. That was, as a result of the aggregation of our operating segments (i.e., business units) based on the nature of each of the 18 business units’ products, services and other criteria, our products and services based reportable segments for the year ended March 31, 2004 consisted of the same five products and services based reportable segments as those of the year ended March 31, 2003. Moreover, for the year ended March 31, 2004, there was no reorganization with respect to our four region-focused reportable operating segments. Accordingly, for the year ended March 31, 2004, we had nine reportable operating segments which consisted of five product and service focused reportable operating segments and four region-focused reportable operating segments. See “Item 4.B. Business Overview — Products and Services and Principal Activities by Reportable Operating Segments.”

Our Organizational Structure for the Year Ended March 31, 2005
      As of April 1, 2004, we made further changes to our operating structure by reorganizing business units in the Head Office. See “Item 4.B. Business Overview — Products and Services and Principal Activities by Reportable Operating Segments — Reorganization of Business Units in the Head Office and Change in the Reportable Segments for the Year Ended March 31, 2005.”
      Since the year ended March 31, 2004, we have conducted a comprehensive review of the performance and viability of our all subsidiaries and associated companies. They have been subject to a company-wide evaluation process held twice a year in which management have screened them against nine metrics including profit after cost of capital. As a result of these reviews, subject to definitive plan for the companies from which we decided to exit, we have withdrawn from approximately 60 subsidiaries and associated companies during the year ended March 31, 2005 and 100 in the year ended March 31, 2004.
      Our global strategy focuses on Asia where the market is expanding mainly around China and the Association of Southeast Asian Nations (“ASEAN”) free trade region. Greater China, which includes mainland China, Hong Kong and Taiwan, will play an even more significant role in the world trade now that China and Taiwan are members of the World Trade Organization (“WTO”). We have been channeling human resources to these regions, forging strategic alliances with leading companies and creating a broad spectrum of new businesses. For more information on our activities in these areas, see “B. Business Overview — Products and Services and Principal Activities by Reportable Operating Segments” below. For example, in order to develop new business opportunities emerging with the development of network economies based around China, ASEAN and India, we introduced an Asian Managing Directorship system. Starting in April 2005, the Regional Managing Director, Asia took full control with broad authority and responsibility to manage our businesses throughout Asia excluding Japan.

Capital Expenditures
      Our capital expenditures including investments in debt securities, property and equipment and leased assets amounted to ¥526 billion, ¥491 billion and ¥396 billion for the years ended March 31, 2005, 2004 and 2003, respectively. A breakdown of our capital expenditures is provided below.

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	2003

Investments in and advances to associated companies	¥190	¥203	¥64
Acquisitions of available-for-sale securities	91	131	154
Acquisitions of held-to-maturity debt securities	2	0	4
Acquisitions of other investments	68	47	40
Additions to property leased to others and property and equipment	170	113	123
Acquisitions of subsidiaries, net of cash acquired	5	(3)	11

Total	¥526	¥491	¥396

      See “Item 5.B. Liquidity and Capital Resources” for further information.

      Investments in and advances to associated companies and acquisitions of subsidiaries include the following:

				Investment
Years Ended				Amount
March 31,	Investee		Country	(Billions of Yen)

2005	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	82
	IPM Eagle LLC	Associated company	United Kingdom	62
	Quintiles Transnational Japan K.K.	Associated company	Japan	9
	CornerStone Research & Development, Inc.	Subsidiary	United States	9
2004	Valepar S.A.	Associated company	Brazil	97
	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	57
2003	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	15
	NextCom K.K.	Associated company (1)	Japan	12
	Mitsui E&P Middle East B.V.	Subsidiary	Netherlands	11

(1)	Nextcom K.K. became a subsidiary as a result of the business combination which was taken place in the year ended March 31, 2005. See Note 3, “BUSINESS COMBINATIONS,” to our consolidated financial statements.
      For the year ended March 31, 2005, additions to property leased to others and property and equipment included rolling stock leased to railway companies mainly in the Unites States and European countries of ¥9 billion and ocean vessels chartered to global shipping companies of ¥7 billion. For the year ended March 31, 2004, additions to property leased to others and property and equipment included aircraft leased to global airline companies of ¥10 billion and ocean vessels chartered to global shipping companies of ¥7 billion.
      Except for acquisitions of available-for-sale securities, capital expenditures are usually financed by external sources, such as commercial banking institutions. For the year ended March 31, 2005, acquisitions of available-for-sale securities included acquisitions of debt securities amounting to ¥39 billion by Mitsui and ¥30 billion mainly by domestic financial subsidiaries Bussan Credit Co., Ltd.(*) whose principal business consists of providing financial services to our subsidiaries and associated companies and Bussan Capital Corp. whose principal business consists of securities investment and commercial finance to the parties other than our subsidiaries and associated companies, respectively. For the year ended March 31, 2004, acquisitions of available-for-sale securities included acquisitions of debt securities amounting to ¥65 billion by Bussan Credit Co., Ltd.(*)
      On July 29, 2004, we announced that in partnership with International Power plc, a United Kingdom electric utility company, we entered into a share purchase agreement with Edison Mission Energy in the United States to acquire its international power generation portfolio. Mitsui and International Power plc jointly established IPM Eagle LLC in December 2004 when the closing of the above-mentioned purchase agreement was completed. Mitsui’s equity share in IPM Eagle LLC is 30% for which Mitsui paid ¥62 billion. As of March 31, 2005, IPM Eagle LLC owned nine power plants acquired from Edison Mission Energy’s international power generation portfolio.
      With respect to Sakhalin II Project, for the year ended March 31, 2005, we made additional investments of ¥82 billion to Sakhalin Energy Investment Company Ltd. leaving outstanding investments

(*)	Bussan Credit Co., Ltd. changed its corporate name to Mitsui & Co. Financial Services Ltd. in April 2005.

of ¥172 billion as of March 31, 2005. See “Item 4.B. Business Overview — Energy Segment.” The ¥172 billion investments have been financed by external banking sources.
      On May 14, 2004, we executed a sales and purchase agreement with Woodside Energy Ltd. in Australia to acquire a 40% interest in each of the WA-28-L production license and WA-271-P exploration permit areas in offshore Western Australia. The total consideration for the acquisition was U.S.$464.5 million. Woodside Energy Ltd., which owns the remaining 60% interest of these license and permit and acts as the operator, announced the development of the Enfield oil project on March 19, 2004 and development activities are already under way. The total development expenditure of the Enfield oil project prior to the expected commencement of oil production in 2006 is budgeted at approximately U.S.$1 billion, of which we will incur in proportion to our 40% interest. For the year ended March 31, 2005, we paid for ¥64 billion for the acquisition of mineral rights and other fixed assets in relation to this project.
      On September 2, 2003, we acquired 15% ownership interest (or 18.24% in terms of voting share as of March 31, 2005) of Valepar S.A. in Brazil for U.S.$830 million and sold our shares in Caemi Mineração e Metalurgia S.A. in Brazil for U.S.$426 million. See “Item 4.B. Business Overview — Metal Products & Minerals Segment — Iron & Steel Raw Materials Unit.” The capital required for the acquisition of Valepar S.A. has been financed by external banking sources.
      Divestitures including that of the matured debt securities amounted to ¥287 billion, ¥333 billion and ¥324 billion for the years ended March 31, 2005, 2004 and 2003, respectively. A breakdown of our divestitures is provided below.

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	2003

Sales of investments in and collection of advances to associated companies	¥53	¥68	¥10
Proceeds from sales of available-for-sale securities	22	51	66
Proceeds from maturities of available-for-sale securities	57	110	145
Proceeds from maturities of held-to-maturity debt securities	3	15	11
Proceeds from sales of other investments	73	29	30
Proceeds from sales of property leased to others and property and equipment	79	60	62

Total	¥287	¥333	¥324

      With respect to the sales of available-for-sale securities for the years ended March 31, 2005, 2004 and 2003, the table below provides a list of some of our significant investees in which we sold our equity interests.

Years Ended			Amount
March 31,	Investee	Country	(Billions of Yen)

2005	Vodafone K.K.	Japan	15
2004	SKY Perfect Communications Inc.	Japan	12
2003	Sumitomo Mitsui Banking Corporation	Japan	11
	JSAT Corporation	Japan	6
	Mitsui Trust Holdings, Inc.	Japan	2
      For the year ended March 31, 2005, cash inflows of ¥15 billion was provided from the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, in response to a tender offer. For the year ended March 31, 2004, we obtained U.S.$426 million from the sale of our investment in Caemi Mineração e Metalurgia S.A., an associated company.

      For the year ended March 31, 2005, sales of property leased to others and property and equipment included sales of aircraft leased to global airline companies, ocean vessels chartered to worldwide shipping companies and rolling stock leased to the railway companies mainly in the United States amounted to ¥17 billion. For the year ended March 31, 2004, sales of property leased to others and property and equipment included sales of aircraft leased to global airline companies of ¥21 billion and ocean vessels chartered to worldwide shipping companies of ¥6 billion.
      Furthermore, for the year ended March 31, 2005, we sold property and equipment and obtained proceeds of:

•	¥10.8 billion from the sale of our office building in the United Kingdom; and

•	¥12.8 billion from the sale of Mitsui’s corporate residences and dormitories in Japan.
      With the exception of the proceeds from maturities of (i) available-for-sale securities and (ii) held-to-maturity debt securities, proceeds were mainly used for repayment of outstanding debts. The proceeds from maturities of (i) available-for-sale securities and (ii) held-to-maturity debt securities amounted to ¥60 billion and ¥125 billion for the years ended March 31, 2005 and 2004 were used for general corporate purposes. See “Item 5.B. Liquidity and Capital Resources” for further discussion.

B.	Business Overview.
      Throughout this “B. Business Overview,” we describe the domicile of our subsidiaries and associated companies, in parentheses following names of those companies. For example, Arcadia Petroleum Ltd. (United Kingdom) means that the company’s name is Arcadia Petroleum Ltd. and that it is domiciled in the United Kingdom.

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
      While we continue to diversify our activities, our core activity remains the provision of transaction services. Specifically, we act as an intermediary between buyers and sellers engaging in import, export, offshore and domestic trading activities. For example, we develop markets overseas for exporters and locate raw materials or product sources that meet the needs of importers. To facilitate smooth customer transactions, we draw upon our various capabilities such as market information analysis, credit supervision, financing and transportation logistics.
      In addition to our Head Office, Mitsui had 19 branches and offices located in Japan and 155 branches, offices and trading subsidiaries located in other parts of the world as of July 1, 2005. They provide market information to each other and cooperate in developing various business opportunities. Each of our subsidiaries has its own marketing strategy based on its particular business activities and customer relationships.

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

Marketing Channels
      Marketing channels vary by commodity, customer and region. We have established subsidiaries and associated companies for promotion and distribution in response to individual business environment.
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

Government Regulations
      Our business activities are subject to various governmental regulations in the countries in which we operate. These regulations generally relate to obtaining business and investment approvals, and meeting the requirements of export regulations including those related to national security considerations, tariffs, antitrust, consumer and business taxation, exchange controls and environmental laws and regulations. Certain of our business transactions such as our activities in the energy, mining, telecommunications, financing, food, consumer products, machinery, chemicals, etc. are regulated and subject to the relevant laws and regulations. See “Item 3.D. Risk Factors.”
          Regulations with Respect to the Exploration and Production of Oil, Gas, and Mineral Resources
      We are involved in various projects involving exploration for and production of crude oil, natural gas, iron raw material and non-ferrous metals in many different countries in which we participate as a minority stakeholder and non-operator. These exploration and production activities are subject to a broad range of local laws and regulations, which affect virtually all aspects of these activities. Contractual arrangements in connection with our oil, gas and mining activities, such as leases, licenses and production agreements are generally entered into with a government entity or a government owned company. See “Item 4.B. Business Overview — Metal Products & Minerals Segment and Energy Segment.”
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
          Governmental Regulations with Respect to Infrastructure Projects
      We are engaged in various infrastructure projects worldwide. These include construction of power plants, oil and gas pipelines, telecommunications and broadcasting systems, cargo transportation systems, and public transit systems in developing countries. In these projects, we are subject to extensive laws and regulations with respect to technical specifications, environmental protection, pricing, labor, taxation, foreign exchange and other matters. We commonly enter into contractual arrangements with government owned companies that are subject to their own sets of laws and regulations. Changes in laws and regulations after the commencement of projects may result in lengthy delays which can negatively impact our cash flows and hinder the repatriation of capital from such projects.
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

•	Our five products and services focused operating segments were Metal Products & Minerals; Machinery, Electronics & Information; Chemical; Energy; and Consumer Products & Services; and

•	Our four region-focused operating segments were Domestic Branches and Offices; Americas; Europe; and Other Overseas Areas.
      Each of the five products and services based operating groups in our Head Office have business units. The business units, which are further divided into specialized divisions, provide more focused products and services.

Abolishment of the Five Major Operating Groups Structure for the Year Ended March 31, 2004
      We abolished the Five Major Operating Groups Structure on April 1, 2003, to further increase operational efficiency with a system in which the Chief Operating Officer of each of the 18 business units directly reports the unit’s operating results to the Chief Executive Officer based on the unit’s discrete set of financial information. Therefore, for the year ended March 31, 2004, each of the 18 business units was determined to be an “operating segment” for financial reporting purposes. Despite this reorganization, there was no change in our product and service focused business activities for the year ended March 31, 2004. Accordingly, as a result of the aggregation of our operating segments (i.e., the 18 business units) based on the nature of each of the 18 business units’ products, services and other criteria, our products and services based reportable segments consisted of the same five reportable segments as for the year ended March 31, 2003.
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

Reorganization of Business Units in the Head Office and Change in the Reportable Segments for the Year Ended March 31, 2005
      Effective April 1, 2004, with the aim of improving operating efficiency and further facilitating our exploration of global business opportunities, the business units in the Head Office were reorganized as below:

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

were in most cases previously reported in “All Other” as businesses handled outside the five products and services based reportable segments. The first is the Transportation Logistics Business Unit which engages in logistics services. The other is the Financial Markets Business Unit which engages in financial services, including businesses previously handled in the Metal Products & Minerals Segment, such as commodity trading. As a result, the Transportation Logistics Business Unit and the Financial Markets Business Unit have comprised a new reportable segment, the Logistics & Financial Markets Segment.

      Thus, for the year ended March 31, 2005, we had nine reportable operating segments which consisted of six products and services focused reportable operating segments and three region-focused reportable operating segments listed as below:

•	Our six products and services focused operating segments were:
       Metal Products & Minerals;
       Machinery, Electronics & Information;
       Chemical;
       Energy;
       Consumer Products & Services; and
       Logistics & Financial Markets.

•	Our three region-focused operating segments were:
       Americas;
       Europe; and
       Other Overseas Areas.
      Gross Profit, Operating Income (Loss) and Net Income (Loss) by reportable operating segment for the years ended March 31, 2005, 2004 and 2003 were as follows(1)(2)(3)(4)(5):
Gross Profit:

	In Billions, Except Percentages

	Years Ended March 31,

	2005		2004		2003

Metal Products & Minerals	¥121.4	16.7%	¥77.0	12.5%	¥71.5	12.6%
Machinery, Electronics & Information	137.3	18.9	128.7	21.0	121.1	21.3
Chemical	87.1	12.0	91.1	14.8	69.3	12.2
Energy	72.6	10.0	54.6	8.9	53.8	9.4
Consumer Products & Services	152.6	21.0	135.9	22.1	122.6	21.5
Logistics & Financial Markets	46.7	6.4	32.3	5.3	33.1	5.8
Americas	49.9	6.9	40.7	6.6	44.6	7.8
Europe	20.7	2.9	20.0	3.3	22.5	4.0
Other Overseas Areas	25.8	3.6	24.1	3.9	23.5	4.1
All Other	12.3	1.7	10.4	1.7	10.6	1.9
Adjustments and Eliminations	(0.6)	(0.1)	(0.9)	(0.1)	(3.0)	(0.6)

Consolidated Total	¥725.8	100.0%	¥613.9	100.0%	¥569.6	100.0%

Operating Income (Loss)*:

	In Billions, Except Percentages

	Years Ended March 31,

	2005		2004		2003

Metal Products & Minerals	¥68.1	34.4%	¥28.7	22.6%	¥24.7	24.2%
Machinery, Electronics & Information	31.4	15.9	29.4	23.2	14.1	13.8
Chemical	24.6	12.4	31.4	24.8	18.3	18.0
Energy	35.5	17.9	21.7	17.1	25.7	25.2
Consumer Products & Services	32.0	16.2	23.3	18.4	21.2	20.8
Logistics & Financial Markets	18.5	9.3	10.4	8.2	10.9	10.7
Americas	14.7	7.4	8.5	6.7	9.5	9.3
Europe	2.4	1.2	3.0	2.4	4.2	4.1
Other Overseas Areas	8.2	4.1	6.6	5.2	7.6	7.5
All Other	(0.5)	(0.2)	(1.9)	(1.5)	(1.8)	(1.8)
Adjustments and Eliminations	(36.9)	(18.6)	(34.3)	(27.1)	(32.5)	(31.8)

Consolidated Total	¥198.0	100.0%	¥126.8	100.0%	¥101.9	100.0%

*	Operating income (loss) reflects our (a) Gross Profit, (b) Selling, general and administrative expenses, (c) Provision for doubtful receivables and (d) Government grant for transfer of substitutional portion of EPF, as presented in the Statements of Consolidated Income.
Net Income (Loss):

	In Billions, Except Percentages

	Years Ended March 31,

	2005		2004		2003

Metal Products & Minerals	¥47.0	38.8%	¥24.2	35.4%	¥16.1	51.8%
Machinery, Electronics & Information	26.4	21.8	5.9	8.6	(9.2)	(29.6)
Chemical	(6.9)	(5.7)	11.4	16.7	(3.6)	(11.6)
Energy	42.8	35.3	24.4	35.7	23.0	74.0
Consumer Products & Services	16.9	14.0	18.9	27.6	9.6	30.9
Logistics & Financial Markets	11.8	9.7	4.8	7.0	4.7	15.1
Americas	12.3	10.2	0.2	0.3	3.3	10.5
Europe	2.9	2.4	0.7	1.0	2.8	9.0
Other Overseas Areas	13.8	11.4	10.4	15.2	8.6	27.7
All Other	4.4	3.7	1.9	2.8	6.9	22.2
Adjustments and Eliminations	(50.3)	(41.6)	(34.4)	(50.3)	(31.1)	(100.0)

Consolidated Total	¥121.1	100.0%	¥68.4	100.0%	¥31.1	100.0%

Notes:

(1)	The figures of “Consolidated Total” for the years ended March 31, 2004 and 2003 have been reclassified to conform to the change in current year presentation for discontinued operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(2)	“All Other” includes business activities which primarily provide services, such as development and sales of systems, financing services, and operations services to external customers, and/or to us and associated companies.

(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

(4)	Transfers between operating segments are made at cost plus a markup.

(5)	Starting from the year ended March 31, 2005, we changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as interest expense, net of interest income. In relation to this change, the figures of gross profit and operating income (loss) for the years ended March 31, 2004 and 2003 have been restated to conform to the current year presentation.

Metal Products & Minerals Segment
      The Metal Products & Minerals Segment is engaged in the overseas development and raw material trading of iron, steel and non-ferrous metals, and in the domestic and global manufacturing, sale and trading of iron, steel and non-ferrous metal products.
      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥121.4 billion or 16.7% and ¥47.0 billion or 38.8% of our consolidated total, respectively.
      This segment is composed of the Iron & Steel Products Business Unit and the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit, and has 45 subsidiaries including:

•	in the Iron & Steel Products Business Unit, Mitsui Bussan Construction Materials Co., Ltd. (Japan), Tsuda Corporation (Japan), Regency Steel Asia Pte Ltd. (Singapore); and

•	in the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit, Mitsui Bussan Raw Materials Development Corp. (Japan), Mitsui Iron Ore Development Pty. Ltd. (Australia), Mitsui Itochu Iron Pty. Ltd. (Australia), Sesa Goa Limited (India), Mitsui Coal Holdings Pty. Ltd. (Australia), Japan Collahuasi Resources B.V. (Netherlands) and Mitalco Inc. (the Unites States).
      This segment has 48 associated companies including:

•	in the Iron & Steel Products Business Unit, Nippon Steel Trading Co., Ltd. (Japan), Shanghai Bao-Mit Steel Distribution Co., Ltd. (China) and Thai Tinplate Manufacturing Co., Ltd. (Thailand); and

•	in the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit, Valepar S.A. (Brazil) and BHP Mitsui Coal Pty., Ltd. (Australia).
      An overview of each business unit within the segment is provided as follows:

Iron & Steel Products Business Unit
      Iron and steel products are used in a wide range of industries including the automobile, electronics, transportation, construction and energy sectors. We have served our customers in these industries worldwide and provided support services for Japanese steel mills. Through the collaboration with 24 subsidiaries and 26 associated companies owned by this business unit, the Iron & Steel Products Business Unit conducts manufacturing, trading, marketing, processing and distribution of:

•	steel sheet for automobile and electric appliances, steel plates for shipbuilding and heavy electric machinery, galvanized steel products and tin material and products;

•	steel products for oil and gas projects including oil well tube and line pipe;

•	wire rod, specialty steel and bearing;

•	steel bars and other steel construction materials; and

•	semi-finished items including steel slabs to be processed into steel plates and steel billets to be processed into steel bars and wire rods.
      To extend the above-mentioned activities, this business unit has also made investments in subsidiaries and associated companies including coil centers as bases for processing and distribution, electrical furnace steel makers as manufacturing bases and steel product trading companies.
      In the steel products business, both manufacturers and users are large-scale and sophisticated organizations. As simple intermediation between these entities no longer serves their needs, the business unit has developed its services based on supply chain management (“SCM”) by making use of IT and logistics expertise. Through working closely with manufacturers and users, we optimize distribution and inventory control, thus sharing with customers the benefit of associated cost reductions. For example:

•	We have recently established steel service centers, galvanized steel plants and tin-plating facilities at our subsidiaries and/or joint ventures with Japanese and overseas business partners in order to meet the rising demand from manufacturers of automobiles, electric appliances and heavy electric machinery that have transplanted their production centers to the United States, Southeast Asia and China. In 2002, we participated in Shanghai Bao-Mit Steel Distribution Co., Ltd. (China), a joint venture with Shanghai Baosteel Group Corporation, a Chinese iron and steel manufacturing company, in order to build a network of steel products service centers in China. Through this associated company, we have been promoting the integration of service centers within China in order to improve operational efficiency, and we are actively pursuing additional investments.

•	We frequently draw upon the unit’s logistics expertise in delivering a wide range materials and products in large volume under optimized schedule along with expertise in project financing. We also take advantage of the business relationships and marketing channels of other business units in the fields of energy, industrial plants, shipping and machinery. This enabled us to be involved in various industrial projects including the construction of oil and gas pipeline projects such as the West-East Natural Gas Pipeline project in China and the steel structure for the Bangkok Second International Airport Terminal.
      During the year ended March 31, 2004, we acquired Regency Steel Asia Pte Ltd. (Singapore), a wholesaler of steel products. This acquisition was made with the aim to expand global wholesale operations in the rapidly growing steel products markets in Asia.
      As mentioned above, the businesses of the Iron & Steel Products Business Unit are highly sensitive to worldwide demand of steel products, especially in Asia including China. At the same time, this business unit concentrates on achieving low-cost operations in domestic market which is already mature through spin-off and other business reorganizations. In addition, we have been strengthening our ties with domestic electrical furnace steel makers and wholesalers through collaboration in sales of products, procurement of raw materials and equity investment.
      Our major competitors in Japan and overseas are other Japanese trading companies. In their efforts to achieve low-cost operations through economy of scale, some of our competitors have consolidated and established joint ventures, such as Marubeni-Itochu Steel Inc. and Metal One Corporation. In order to remain competitive as well as pursue our strategic goals, we utilize the Iron & Steel Products Business Promotion Division which specializes in making investments in steel-related enterprises in response to the need for joint investment amongst steel users and steel manufacturers in Japan and overseas and with the aim of participating in the development of new products.

Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
      Effective April 1, 2004, the former Iron & Steel Raw Materials Unit and the former Non-Ferrous Metals Unit were combined to begin operations as the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit. This combination has allowed us to pursue our strategic goals to both integrate and expand our overseas acquisition network of iron and steel raw materials and non-ferrous mineral interests.
      Through collaboration with the 21 subsidiaries and 22 associated companies owned by this business unit, the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit is engaged in various business activities including:

•	trading, investment, logistics management and transportation services related to iron and steel raw materials, such as iron ore, coal, steel scrap, ferro-alloys and other minerals; and

•	trading, investment, transportation and processing of non-ferrous metal ores and ingots such as: copper, lead, zinc, tin, nickel, aluminum, magnesium, cobalt, titanium, other non-ferrous metals; sales and marketing of semi-fabricated non-ferrous products such as construction materials; and agent activities in the nuclear fuel import business.

      In iron and steel raw materials field, this business unit acts as an agent for various major Japanese steel makers for their procurement of iron ore, coal, steel scrap and ferro-alloys. For example, we provide Japanese steel makers with various services in their negotiation and execution of iron and steel raw material procurement contracts as well as information related to worldwide suppliers of iron and steel raw materials obtained through our overseas network. In response to the global trend of eliminating intermediaries with respect to trading activities, we are expanding and promoting our investment and participation in mining projects in alliances with mining companies worldwide.
      We participate in joint ventures with various iron ore and coal mining companies located in Australia, Brazil and India in order to secure stable supplies of those materials. For example:

•	In August 2002, we completed the construction of the West Angelas iron ore mine in Australia (as a part of the Robe River Joint Venture with Rio Tinto), which began shipments of iron ore to customers worldwide. In Australia, we also have a participating interest in Mount Newman Joint Venture and other joint ventures with BHP Billiton.

•	In September 2003, we purchased a 15% ownership interest (or 18.24% in terms of voting shares as of March 31, 2005), of Valepar S.A. (Brazil), the controlling shareholder of Companhia Vale do Rio Doce (“CVRD”) in Brazil. CVRD is a mining enterprise with operations that include mining of iron ore and other raw non-ferrous metals.

•	We own a 51% interest in Sesa Goa Limited (India), which produces iron ore and coke in India.

•	In April 2002, we entered into a strategic alliance with Anglo American Plc to develop the Moura and German Creek coalmines in Australia, which provides us with a solid foundation for future growth in the coal business. We also have participating interests in other coal mining joint ventures including South Walker Creek Joint Venture and Bengalla Joint Venture with BHP Billiton and Rio Tinto, respectively.
      We are also engaged in steel scrap stock inventory operations in the West Coast of the United States. Reflecting the demand growth, especially from Asia, this steel scrap export terminal has been getting increasingly important, which is owned and operated by Pacific Coast Recycling, LLC. Pacific Coast Recycling, LLC is wholly owned by our subsidiary Raw Materials Development Co. (the United States).
      The revenues from mineral producing activities accounts for a significant portion of this business unit. The table below sets forth the break down of revenues of the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit.

	Revenues

	Billions of Yen

			Revenues from Sales
	Revenues from Sales of Products		of Services

			Commissions and
	Revenues from Mineral	Revenues from Sales of	Trading Margins on
Years Ended March 31,	Producing Activities	Other Products(*)	Intermediary Services	Total Revenues

2005	¥88.0	¥134.3	¥18.5	¥240.8
2004	49.9	136.4	16.9	203.2
2003	34.7	113.7	15.6	164.0

(*)	Revenues from sales of other products mainly consist of sales of scrap metals and non-ferrous metals such as copper and aluminum.
      We have entered into new joint venture projects to meet the increasing demand for iron and steel raw materials in Japan and abroad. For example, in January 2003, we established POSCO Terminal Co., Ltd., a joint venture with POSCO (a steel maker in Republic of Korea), whereby providing logistics services related to transactions involving iron and steel raw materials for our various customers in Asia. We are also enhancing our involvement in the recycling business and the greenhouse gas emission reduction trading business.

      The following tables provide information on our investments in iron ore and coal resource projects. In September 2003, we sold our interest in Caemi Mineração e Metalurgia S.A., which had been our associated company until the year ended March 31, 2003. Accordingly, in the table below, we did not include mining information attributable to Caemi Mineração e Metalurgia S.A. For information on our production and reserve amounts in connection with our mining activities, See “Item 4.D. Property, Plants and Equipment — Mining Activities.”
IRON ORE

				Mitsui’s	Other Major Participants
Joint Venture or	Mitsui’s Subsidiary or	Name of		Percentage of	and Their Percentages of
Investee(1)	Associated Company(2)	Mines(3)	Location	Ownership	Ownership

Robe River Iron
Associates	Mitsui Iron Ore	Pannawonica	Pilbara Region,	33.00%	Rio Tinto	53.00%
	Development Pty. Ltd.	West Angelas	Western Australia		Nippon Steel	10.50%
					Sumitomo Metal Industries	3.50%

Mount Newman Joint
Venture	Mitsui Itochu Iron Pty. Ltd.	Mount Whaleback	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00% 8.00%
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Marillana Creek	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00% 8.00%
Mount Goldsworthy
Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	North Area (Yarrie) (Nimingarra) Area C	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00% 8.00%
Sesa Goa Limited	Sesa Goa Limited	Codli Sonshi	Goa, India	51.00%	(publicly listed company)
		Chitrandurga
		Hopset	Karnataka, India
COAL

				Mitsui’s	Other Major Participants
Joint Venture or	Mitsui’s Subsidiary or	Name of		Percentage of	and Their Percentages of
Investee(1)	Associated Company(2)	Mines(3)	Location	Ownership	Ownership

BHP Mitsui Coal
Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Riverside South Walker Creek	Queensland, Australia	20.00%	BHP Billiton	80.00%
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Bengalla	New South Wales, Australia	10.00%	Rio Tinto Wesfarmers Taiwan Power	40.00% 40.00% 10.00%
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Kestrel	Queensland, Australia	20.00%	Rio Tinto	80.00%
Moura Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Moura	Queensland, Australia	49.00%	Anglo American	51.00%
German Creek Joint
Venture	Mitsui Coal Holdings Pty. Ltd.	German Creek	Queensland, Australia	30.00%	Anglo American	70.00%

(1)	The term “Investee” refers only to Sesa Goa Limited and BHP Mitsui Coal Pty. Ltd.

(2)	“Mitsui’s Subsidiary or Associated Company” indicates names of the companies through which we own our interests in the joint ventures or the investee. Sesa Goa Limited is a Mitsui’s subsidiary in which it directly owns a 51% voting share. BHP Mitsui Coal Pty. Ltd. is a Mitsui’s associated company in which it directly owns a 20% voting share.

(3)	“Name of Mines” indicates the names of principal producing mines.

(4)	In addition to the above-mentioned coal mining projects, through Mitsui Coal Holdings Pty. Ltd., we have small interests in two projects in Australia mainly promoted by Anglo American, namely, Moranbah North Joint Venture in Queensland and Drayton Joint Venture in New South Wales. Our percentage of ownership and annual production capacity of Moranbah North Joint Venture and Drayton Joint Venture are 4.75%, 3.9 million tons and 3.83%, 5.1 million tons, respectively.
     In non-ferrous metals field, we have been engaged in trading of copper, nickel, cobalt, aluminum ingots and other non-ferrous metal materials. We are also expanding and promoting our investments and participation in various non-ferrous metals mining and smelting projects to secure stable sources of supply. For example:

•	We participate in Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mine development company, in which we hold a 7.43% interest. The project, which commenced its commercial production in 1998, has been developed jointly with Anglo American Plc and Falconbridge Ltd. and has annual production capacity of about 500,000 tons of copper per annum. In addition, we have a 1.25% interest in Minera Los Pelambres in Chile whose production capacity is about 360,000 tons of copper per annum.

•	We own an undivided interest in both Eastalco and Intalco, aluminum smelting companies in the United States, providing access to 147,000 tons of aluminum ingots annually. Combining the metal taken from these companies with other sources, we have the capability to supply 220,000 tons of aluminum ingots annually. Those primary aluminum ingots are sold to the customers in Japan and the United States.

•	We participated in a nickel-cobalt mining and refining project at Rio Tuba area in the Republic of Philippines which has been developed jointly with Sumitomo Metal Mining Co., Ltd., Sojitz Corporation (formerly Nissho Iwai Corporation) and a local partner. This project is expected to produce nickel-cobalt mixed sulfide through a high-pressure acid leaching process, an advanced processing technology for nickel production. In addition, in April 2005, we, jointly with Sumitomo Metal Mining Co., Ltd., concluded an agreement for participation in the Goro Nickel Development Project in New Caledonia, which had been promoted by Inco Limited.

Machinery, Electronics & Information Segment
      The Machinery, Electronics & Information Segment consists of three business units as follows:

•	Power, Transportation & Plant Projects Business Unit;

•	Machinery Business Unit; and

•	Information, Electronics and Telecommunication Business Unit.
      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥137.3 billion or 18.9% and ¥26.4 billion or 21.8% of our consolidated total, respectively.
      Effective April 1, 2004, the consumer-oriented and media-related businesses which had been included in the former Information Business Unit were transferred to a newly established Consumer Service Business Unit in the Consumer Products & Services Segment.
      The Machinery, Electronics & Information Segment are engaged in, among other things, the following businesses: manufacturing, global marketing and sales, financing, leasing and services involving electric machinery, industrial plants and systems, transportation equipment and systems, construction equipment, telecommunication systems, motor vehicles, marine and aerospace systems. This segment is also involved in IT and electronics related solutions business, marketing and sales of IT and electronics related products, components and materials, software and various services. Services provided by each of our business units are sold primarily to industrial customers, including original equipment manufacturers, industrial end users, utility companies, construction companies and distributors.
      While traditional trading and sales activities continue to be important to the Machinery, Electronics & Information Segment, the business units in this segment are also diversifying their business operations in response to changing global market demands. In infrastructure projects, for example, not only are we engaged in the sale of equipment used for such projects, but we are now beginning to participate in potential projects from the early stages whereby we:

•	assess the commercial and technical feasibility of the projects;

•	design projects utilizing our financial, legal and industrial skills;

•	select and invite capable partners; and

•	arrange and/or assist the syndication of financing.
      Moreover, we have also been increasing our equity investments in some projects, especially in power generation projects in the Power, Transportation & Plant Projects Business Unit.
      With respect to our IT business, rapid innovations in technology and corresponding changes in the technology market have resulted in new business opportunities. As such, we are concentrating on value-added services to our customers and satisfying emerging market needs in the business domains such as network integration and systems integration services; and mobile communication business.
      The Machinery, Electronics & Information Segment holds 90 subsidiaries such as Mitsui Bussan Plant & Project Corp. (Japan), Mitsui Rail Capital Holdings, Inc. (the United States) in the Power, Transportation & Plant Projects Business Unit; Lepta Shipping Co., Ltd. (Liberia), Toyota Chile S.A. (Chile), Mitsui Automotive Europe B.V. (Netherlands), Tombo Aviation Inc. (the United States) in the Machinery Business Unit: and Telepark Corp. (Japan), NextCom K.K. (Japan), TOYO Officemation, Inc. (Japan) and Xion Electronics, Inc. (Japan) in the Information, Electronics and Telecommunication Business Unit.
      Additionally it has 77 associated companies such as P.T. Paiton Energy (Indonesia), Shin Nippon Air Technologies Co., Ltd. (Japan) in the Power, Transportation & Plant Projects Business Unit; Komatsu Australia Pty. Ltd. (Australia), Kioritz Corporation (Japan) and Toyota Canada Inc. (Canada) in the Machinery Business Unit; and Nihon Unisys, Ltd. (Japan), Moshi Moshi Hotline, Inc. (Japan) in the Information, Electronics and Telecommunication Business Unit.

Power, Transportation & Plant Projects Business Unit
      Effective April 1, 2004, the former Telecommunications, Transportation & Industrial Systems Business Unit was abolished and the transportation businesses which had been included in the unit were transferred to the Power, Transportation & Plant Projects Business Unit.
      The business activities of the Power, Transportation & Plant Projects Business Unit together with 30 subsidiaries and 24 associated companies cover a wide range of involvement in project implementation and related services, including:

•	energy related projects such as oil and gas development projects, oil refineries, LNG manufacturing facilities, and pipelines;

•	electric power projects such as power plants, power transmission and substation facilities;

•	water supply projects such as desalination plant, wastewater processing facilities and water supply and sewerage facilities;

•	transportation related business such as railway rolling stock and railway facilities and systems;

•	social infrastructure projects such as construction of airport, port facilities, road and other public facilities;

•	basic industry projects such as iron, non-ferrous metals, chemical plants; and.

•	environment-related projects such as waste disposal and recycling plants.
      We are undertaking a number of projects that may stimulate economic growth mainly in developing countries and countries rich in natural resources. We focus on the needs of those countries and apply our project engineering capabilities and expert knowledge in financing, logistics, taxation and legal affairs, so as to devise optimal solutions that address complex and multifaceted issues that those nations are facing. This business unit often arranges financing for projects by international financial institutions and export credit agencies worldwide. Moreover, it sometimes provides loans or issues guarantees on behalf of the project owners.
      The following are examples of the types of projects and our activities where this unit renders services mainly as an agent in securing the contract, arranging financing and executing the contract:

•	In the Commonwealth of Independent States (“CIS”) and the Middle East, we were engaged in the structuring and the arrangement of debt and equity project financing for various natural gas energy projects. Together with export credit agencies and commercial banks, we also extended loans to project participants.

•	We acted as the Engineering, Procurement and Construction (“EPC”) contractor for various oil and gas production projects and for the construction of infrastructure facilities including power plants and petrochemical plants whereby we procured manufacturing equipment from Japanese and overseas subcontractors.

•	For gas pipeline projects such as Cabiunas and Malhas which were promoted by Petrobras in Brazil, we were engaged in the structuring and the arrangement of debt, equity and lease financing. We also extended loans to the project participants.

•	In a lead-free gasoline production project in Indonesia known as the Blue Sky Project, we were engaged in the structuring and the arrangement of debt and equity project financings. We also extended loans to the project participants.

•	As the primary EPC contractor, we are constructing the 790 megawatt Council Bluffs Energy Center Unit 4 coal fired power plant in Iowa, the United States, whereby we have subcontracted to Japanese and the United States subcontractors.

•	For the Taiwan High Speed Rail project, we are a commercial leader of a consortium consisting of Japanese railway car manufacturers and general trading companies, which supplied rolling stock and transportation facilities.
      The Power, Transportation & Plant Projects Business Unit is increasing activities which facilitate the implementation of projects. These activities go beyond the conventional EPC approach of acting as an intermediary between project owners and sub-contractors on a back-to-back base. Instead, these activities often involve arrangement of sophisticated financing schemes, risk sharing through equity participation and operation and maintenance of plant and facilities after their construction completion. Based on this concept, the unit is promoting investments in certain related infrastructure projects including the acquisition of independent power producer (“IPP”) overseas. For example:

•	In December 2004, we, together with International Power plc, completed the acquisition of the international power generation portfolio (nine power plants in total 4,514 megawatt as of March 2005) of MEC International BV, a Dutch holding company owned by Edison Mission Energy, and in July 2005 acquired additionally the Saltend 1,200 megawatt combined cycle power plant from Calpine Corporation. We established IPM Eagle LLP (United Kingdom) jointly with International Power plc to hold and manage these power generation businesses;

•	We have formed a joint venture with Calpine Corporation to construct, own and operate the 1,005 megawatt combined cycle power plants called Greenfield Energy Center which has secured a 20 year Clean Energy Supply contract with Ontario Power Authority of Ontario, Canada; and

•	We own a 36.324% interest in P.T. Paiton Energy (Indonesia), an Indonesian power producer, which owns a 1,230 megawatt coal fired power plant in East Java, Indonesia. P.T. Paiton Energy sells electricity to P.T. Perusahaan Listrik Negara, an electric utility company owned by the Indonesian government, under a power purchase agreement. In December 2002, an amendment to the original power purchase agreement became effective, thereby resolving a series of disputes between P.T. Paiton Energy and P.T. Perusahaan Listrik Negara, which were caused in large part by the regional financial crisis in Asia, particularly, in Indonesia in 1997.
      Reflecting these developments, the combined power generation capacities for Mitsui’s equity share in various power projects as of the end of August 2005 in operation and under construction were 2,515 megawatt and 801 megawatt, respectively. As well as the above-mentioned projects, these power generation capacities included those of Umm Al Nar in the United Arab Emirates, Loy Yang A and Tarong North Power Station in Australia and Valladolid III in Mexico.
      In other types of projects, in January 2005, Mitsui acquired a 25% interest in the LNG terminal in Altamira, Mexico, which had been owned by Royal Dutch Shell (75%) and Total (25%). The facility is expected to start operations in late 2006, supplying up to 5 billion cubic meters per annum of natural gas for 15 years under a contract with Comisión Federal de Electricidad, a state power company.
      Environmental issues are world concerns. Our initiatives in this field include creating and implementing recycling systems for automobiles, electric appliances and plastic bottles made from polyethylene terephthalate. In our overseas markets, we are engaged in the construction of waste processing facilities and other environment-related projects.
      Our major competitors include other Japanese general trading companies, international financial institutions, global engineering companies and construction companies.

Machinery Business Unit
      Effective April 1, 2004, industrial system businesses formerly included in the former Telecommunications, Transportation & Industrial Systems Business Unit were transferred to the Machinery Business Unit.

      The Machinery Business Unit, together with 42 subsidiaries and 41 associated companies, is engaged in the following business activities:

•	import and export, assembly and manufacturing, distribution and dealership of motor vehicles, motor cycles and their parts; retail finance and automobile auction business;

•	sales and trading of tanker, LNG carrier, container vessel, cargo vessel; operation of own vessel; chartering vessel; and ocean vessel related finance;

•	trading of aircraft and helicopter, leasing of aircraft, and trading of other products such as defense related equipment, aerospace system and aircraft engine; and

•	trading of industrial machinery including mining and construction equipment, production equipment and machining tool.
      Motor vehicles business is a major part of operations in this business unit. This business unit has a long track record of exporting and marketing Japanese automobiles and has developed networks of our subsidiaries and associated companies as import wholesalers, dealers and assembler for Japanese vehicles in many regions of the world. For example, we have been exporting Toyota, Subaru and motor vehicles of other Japanese manufacturers to various countries worldwide including Canada (Toyota), Chile (Toyota), Peru (Toyota), Italy (Subaru), Germany (Subaru and Yamaha), Thailand (Hino) and Malaysia (Daihatsu).
      In recent years, the relocation of Japan’s automobile production centers from the domestic market to other countries has been accelerated, and we have diversified our activities with the strategic allocation of our financial and human resources to prioritized areas of our motor vehicles business worldwide, such as logistics service of manufacturing components, retail operations, retail finance and auction businesses. For example:

•	We have operated a subsidiary P.T. Bussan Auto Finance (Indonesia), a retail finance company for Yamaha motorcycles since 1997;

•	We have been handling the logistics operations of automobile parts for Toyota’s manufacturing operations in North America and Europe;

•	We have increased our ownership in United Auto Group, Inc. (“UAG”), an automobile dealership group in the United States, to about 15.5% and by combining what we learned from our involvement in UAG with our knowledge of the global market, we continue to explore other opportunities to expand into retail dealership operations in developing market such as Russia, China and India; and

•	We have also invested in an auction business for used cars as a business partner of Japan Automobile Auction, Inc. (“J.A.A.”), an auction trader in Japan. In order to establish ourselves in the automobile auction business, together with J.A.A., we established an automobile auction joint venture company in Germany.
      Our vessel and marine project related activities include marketing newly built commercial vessels to ship owners and operators in Japan and overseas, operating vessels, acting as a broker for the sale and purchase of second hand vessels and for chartering vessels, and marketing equipment for vessels to shipbuilding companies.
      Along with these operations, we are engaged in energy-related marine projects, including the joint ownership and operation of Floating Storage and Offloading (“FSO”) and Floating Production Storage and Offloading (“FPSO”) facilities, and LNG vessels. In addition, we arrange various types of financing for our customers such as syndicated loans involving international financial institutions, export credit agencies and other financial institutions for large scale transactions. We also provide direct loans to some of our clients.
      In connection with our other business activities, we own and operate commercial vessels.

      In our aerospace systems related activities, we provide and arrange operating leases and finance leases to various airlines worldwide and are engaged in the sale and purchase of aircraft through our subsidiaries Tombo Aviation Inc. (the United States) and Tombo Capital Corporation (Japan). As an agent in Japan for Airbus, we are engaged in marketing Airbus aircraft, including the A380 super jumbo, to Japanese airlines. Along with these activities, our subsidiary Mitsui Bussan Aerospace Co., Ltd. (Japan) represents Bell Helicopter and, to date, has sold a total of 1,400 units in Japan. We are actively introducing and marketing new types of aircraft, including tiltrotor types.
      With respect to distribution activities in our industrial system business, we are engaged in the distribution of construction machinery and mining equipment such as dump trucks and hydraulic shovels through Komatsu Australia Pty Ltd. (Australia), our associated company acquired in 2001, is one of important operation in this field. Furthermore, we are also pursuing construction machinery and mining equipment distribution in other regions such as North and South America. We are also actively engaged in export of high-precision machine tools and manufacturing equipment as well as control systems. The other important business is distribution of outdoor power equipment and utility equipment in North America.
      The business sectors in which the above divisions are engaged are highly competitive. Competitors include, but are not limited to, other Japanese general trading companies, international financial institutions and manufacturers.

Information, Electronics and Telecommunication Business Unit
      Effective April 1, 2004, the former Information Business Unit and the former Electronics Business Unit were combined to begin operations as the Information, Electronics and Telecommunication Business Unit.
      The Information, Electronics and Telecommunication Business Unit is involved in information technology services and solutions. These are delivered through the unit’s 18 subsidiaries and 12 associated companies established by products and services in the following five major fields:

•	network and systems integration (“NI/ SI”) businesses;

•	business process outsourcing services;

•	mobile communication businesses;

•	semiconductors related businesses; and

•	display related businesses.
      The major activities in the above-mentioned business areas of this unit are as follows:

•	We provide integrated hardware and software solutions such as system building, network infrastructure devices, enterprise applications and network security service. These solutions are provided through subsidiaries and associated companies such as NextCom K.K. (Japan) and Nihon Unisys, Ltd. (Japan). In December 2004, NextCom K.K., a formerly associated company, BSI Co., Ltd., a software development and marketing subsidiary, and ADAM NET Ltd., a data telecommunications equipment marketing subsidiary, merged to seek synergies of comprehensive information technology services. NextCom K.K. remains as the surviving company among them and became a subsidiary. For more information, see Note 3, “BUSINESS COMBINATIONS,” to our consolidated financial statements. Nihon Unisys, Ltd. is a publicly listed company in Japan in which Mitsui and Unisys Corporation in the United States hold a 28.91% each of voting stocks as of March 31, 2005;

•	We are focusing on business process outsourcing services as the crucial business fields, through our subsidiary TOYO Officemation, Inc. (Japan). While it has been engaged in distribution of information processing devices such as optical character reader (“OCR”) and information input device. Recently, it has focused on enterprise information management such as customer information input, management and operation;

•	We are promoting various mobile communication businesses through alliances with domestic cell phone service providers and manufacturers. In 1990s we had established three regional companies in Japan that were engaged in sales agency of telecommunications line and related businesses. They were consolidated in one company as Mitsui & Associates Telepark Corporation (Japan) in April 2001 that changed corporate name as Telepark Corp. (Japan) in October 2004. Telepark Corp. is one of the major distributors of cell phones in Japan and sold 3.1 million cell phones for the year ended March 31, 2005. Telepark Corp. went public in Japan in April 2004;

•	While Bussan Microelectronics Corp. had been our core semiconductor trading subsidiary, we acquired another trading company, TEKSEL Co., Ltd., to broaden our customer base and product portfolio in 2002. To maximize synergies of the combined operations, in 2002 we established Xion Holdings, Inc.(*) (Japan) as a holding company for these two subsidiaries. And in 2004 in partnership with World Peace Group, a large scale distributor of electronic components and computer products who has its headquarter in Taipei and has various marketing channels in Asian countries, we established TEKSEL WPG Ltd. (Hong Kong) in order to provide semiconductor related products and services mainly for Japanese customers who are shifting their production to China; and

•	The shift of electronic device production to China has intensified since 2002, prompting our Information, Electronics and Telecommunication Business Unit to allocate additional human and capital resources to bolster our Chinese business. We concluded a broad strategic partnership agreement with SVA (GROUP) CO., LTD., a Chinese electronics manufacturer, and set up a joint venture company in Shanghai to market the strategic products of SVA (GROUP) CO., LTD. in China and worldwide.
      Our unit is dependent on the operating results of our subsidiaries and associated companies, most of which are located in Japan, where technological development is rapid and competition is fierce. We also rely on our investments in overseas technology, business models and business partners, which enable us to provide competitive services and solutions in the domestic market. Thus, considerable part of this business unit’s function involves business incubation for of IT related products and services.

Chemical Segment
      The operations of our Chemical Segment include production, trading and development of chemical products both in Japan and overseas. We also promote development of new technologies in the fields of nanotechnology and biotechnology.
      Gross profit and net loss for this segment for the year ended March 31, 2005 were ¥87.1 billion or 12.0% of our consolidated total gross profit and ¥6.9 billion loss, respectively.
      The Chemical Segment consists of Organic Chemicals Business Unit and Plastics & Inorganic Chemicals Business Unit. The Chemical Segment has 49 subsidiaries including Novus International, Inc. (the United States), P.T. Kaltim Pasifik Amoniak (Indonesia), Mitsui Bussan Solvent & Coating Co., Ltd. (Japan) in Organic Chemicals Business Unit and Nippon Trading Co., Ltd.(Japan), Daito Chemical Co., Ltd. (Japan) at Plastics & Inorganic Chemicals Business Unit, and 52 associated companies such as Honshu Chemical Industry Co., Ltd. (Japan) and Agro Kanesho Co., Ltd. (Japan) at Organic Chemicals Business Unit and Advanced Composites Inc. (the United States) in Plastics & Inorganic Chemicals Business Unit.
      Effective April 1, 2004, the business units in this segment were reorganized, and these changes are referred to in the following discussion of each business unit.

(*)	Xion Holdings, Inc. changed its corporate name to Xion Electronics, Inc. in January 2005.

Organic Chemicals Business Unit
      Effective April 1, 2004, the former Performance Chemicals Unit and the former Petrochemicals Unit were integrated into a single business unit named the Organic Chemical Business Unit.
      Together with 25 subsidiaries and 24 associated companies, the Organic Chemicals Business Unit is engaged in sales, trade and production of following commodities and related activities:

•	petrochemical products such as Olefins, Aromatics, Styrene Monomer, Vinyl Chloride Monomer;

•	synthetic fiber intermediates such as Para-Xylene, Terephthalic Acid, Ethylene Glycol, Acrylonitrile;

•	industrial chemicals such as Phenol, Bis-Phenols, Acetone, Acetic Acid;

•	Methanol and Ammonia;

•	specialty chemicals such as polyurethane raw materials, detergent intermediates, oleo chemicals, functional dyes and natural chemicals;

•	life science products such as pharmaceutical products and intermediates, feed additives, food ingredients and development of biotechnology business;

•	agriscience products such as agricultural chemicals and intermediates, natural agricultural chemicals and biological agricultural chemicals; and

•	fertilizer and its raw materials including phosphate and promotion of greenery, agriculture and environmental business.
      In petrochemical products areas, the unit’s main activities involve trading of the above-mentioned products in Japan and worldwide through business relationships with manufacturers and customers such as Mitsui Chemicals, Inc., Toray Industries, Inc., Tosoh Corporation, The Dow Chemical Company, BP p.l.c., and Bayer Aktiengesellschaft.
      We have invested in manufacturing facilities and logistic facilities such as tank terminals in Houston, the United States; Ningbo, China; Bangkok, Thailand; Johor, Malaysia; and Merak, Indonesia. In addition, we have about 20% equity share in the joint venture of International Methanol Company in Saudi Arabia which commenced commercial operation with a production capacity of 1 million ton per annum of methanol at the end of 2004 and have an ammonia producing subsidiary P.T. Kaltim Pasifik Amoniak (Indonesia) which has a production capacity of 0.7 million ton per annum of Ammonia. We have also invested in shipping companies in Japan, primarily in our subsidiary, Daiichi Tanker Co., Ltd. (Japan) which has special type chemical tanker fleets. For several years, the petrochemical industry has seen fierce international competition, and major Japanese petrochemical manufacturers have shifted their production to Asian countries to expand their activities in growing Asian market. This unit provides global and integrated logistics services to such Japanese and overseas petrochemical companies including operations by our own chemical tankers.
      This business unit has been successful in earning revenues by increasing market shares in certain products such as Olefins and Styrene Monomer. Moreover, the steady growth of demand for petrochemicals in the world, especially in China and other Asian countries is driving earnings for this unit. On the other hand, for the year ended March 31, 2003, the unit discontinued operations at North American petrochemical manufacturing subsidiaries Trans Pacific Glycols Inc. and Pacific Ammonia Inc., which suffered from weak market conditions and high natural gas costs in North America. For more information, see Note 4, “DISCONTINUED OPERATIONS,” to our consolidated financial statements.
      During the past several years, most worldwide petrochemical companies have been struggling to survive through drastic restructurings which include the reorganization of their sales structures and mergers and acquisitions. However, despite the difficult environment for participants in the petrochemical market, we believe that we remain competitive with other Japanese general trading companies and plan to strengthen our market position by expanding our trade volume and market share. Our sales channels to various customers in diverse geographic areas enable us to make geographical and/or time swap arrangements. Our global logistics services network, which we consider to be better organized than those of other Japanese general trading companies, function as a competitive advantages in gaining more business transactions.
      In the field of life science, we handle pharmaceutical products, pharmaceutical intermediate and raw materials, food and feed additives such as amino acids and enzymes. Novus International, Inc. (the United States), a feed additive manufacturing subsidiary, produces and sells amino acids. In addition, we focus on pharmaceutical manufacturing processes as represented by Beta-Chem, Inc. (Japan), a subsidiary in which we increased our investment to expand the scope of that company’s operations. We are also involved in research, development and marketing in the field of biotechnology and agricultural chemicals. In Singapore, we established Pharma Logicals Research Pte. Ltd., an operation to research antibodies, as a joint venture with Chugai Pharmaceutical Co., Ltd. and the Central Institute for Experimental Animals.
      In the field of agricultural chemicals, we have been concentrating our effort on the distribution of agricultural chemical products through our subsidiary, Certis Europe B.V. (Netherlands), which operates mainly in Benelux, France and the UK. In 2002, in order to bolster our global sales network to Germany which is the second biggest agricultural chemical market in Europe, we acquired Spiess-Urania Chemicals GmbH (Germany) in January 2003.
      In the field of fertilizer, we are engaged in import, export and offshore transactions involving various types of fertilizers and phosphoric acid derivatives such as Di Ammonium Phosphate. In addition, we are actively involved in procurement of basic raw materials for fertilizer, which are produced in certain limited areas of the world, in order to secure stable supply of those materials to our customers, mainly Japanese chemical companies. For example, we import basic raw material phosphate rock from China and South Africa for a Japanese manufacturer, Toyo Phosphoric Acid, Inc. (Japan), a subsidiary of Mitsui Chemicals, Inc., in which we have minor equity share of 17%.
      We look to expand our operations in China, which is strategically important for the future of this business unit. For example, in the Life Science Division, we invested in a local amino acid manufacturer in China. In the field of sorbitol food additives, we concluded a memorandum of understanding for the creation of a joint venture with Hong Kong’s Global Bio-chem Technology Group Co., Ltd. The production plant started operations in July 2005.
      In the growing biochemical market, while we are strengthening ties with chemical companies worldwide, other Japanese general trading companies could also be potential competitors. To maintain our competitiveness, specialized knowledge for each market and the capability to find the best technological and logistical solution is essential.

Plastics & Inorganic Chemicals Business Unit
      Effective April 1, 2004, the former Inorganic Chemicals Unit and the former Plastics Unit were integrated into a single business unit named the Plastics & Inorganic Chemicals Business Unit.
      This business unit has 24 subsidiaries and 28 associated companies and is engaged in sales, trade and production of the following commodities and related activities:

•	basic inorganic materials such as sulfur, sulfuric acid, salt, titanium ore and iodine;

•	inorganic products such as soda ash, caustic soda, catalyst, industrial gas and titanium oxide;

•	electronic materials such as electrolytic copper foil, optical fiber, and high-purity chemicals employed in semiconductor production;

•	plastic materials and products such as polyvinyl chloride, elastomers, polyolefin, ABS resin, engineering plastics, polystyrene, plastic food containers, wrapping materials, industrial films and carbon fiber;

•	additives of plastic such as elasticizer, stabilizer and pigment; and

•	SCM related businesses for production and distribution of office automation equipment, cell phone and electric appliances.
      In inorganic raw materials field, this business unit operates logistics systems and SCM systems for various industries in Japan and overseas. For example, we export sulfur, a byproduct of petroleum refining, to Asian countries, by operating specialized tankers.
      In order to overcome various unfavorable economic conditions such as depletion in the supply of mineral resources or an increase in acquisition cost of raw materials from our existing suppliers, we have been seeking opportunities to participate in new supply sources. We reallocated resources by restructuring logistics operations, and built up our capabilities in sulfur, soda ash, and fiberglass materials in Asia, primarily in China. In China, we expanded operations at our salt farm, which complements our existing sea salt joint venture in Shark Bay, Australia which supplies industrial salt to Japan and other Asian markets.
      Among new technologies, we anticipate that nanotechnology in particular could be applicable to many fields as below.

•	A subsidiary, Bussan Nanotech Research Institute Inc. (Japan)(*), succeeded in developing technology to produce high-quality carbon nanotubes, and completed construction of its prototype facility. It has drawn attention and generated expectations for the creation of new business opportunities, which include use in development of new and high performance plastic materials by compounding nanotubes with plastics and in semiconductors to take advantage of their high degree of conductivity.

•	We have been developing and promoting the commercialization of ethanol separation technology by using zeolite membranes, which will improve the energy efficiency of biomass ethanol production.
      This business unit produced and sold proprietary diesel particulate filters (“DPF”s) for buses and trucks, which were later found out to be non-conforming to regulatory standards of the Tokyo Metropolitan Government and seven other municipal governments. With regard to DPF data falsification discovered during the year ended March 31, 2005 and Mitsui’s responsive measures, see Item 5.A. “Operating Results- Compensation and other charges related to DPF incident.”
      In Plastics field, this business unit traditionally handles various kinds of raw plastic materials and plastic products in domestic and overseas markets. This business unit also handles newly developed electronic materials and products as well as SCM services. We expanded SCM services for printers and liquid crystal display panels as well as reinforced our resin compound operations in China, Southeast Asia, the United States and Europe.
      With the focus of economic activity shifting to Asia, this business unit enhanced its business in China. In 2003, we established Mitsui Plastics Trading (Shanghai) Co., Ltd., an engineering plastics sales company and Mitsui e-Film (Suzhou) Mfg. Co., Ltd., a manufacturing company engaged in processing films for liquid crystal display applications in Suzhou. In 2004, we established Mitsui International Logistics and Trade (Suzhou) Co., Ltd., which provides logistics services as an export/import trading company in the Suzhou Industrial Zone, one of China’s national development regions. It handles specialty chemicals, gases, parts, and other materials used in semiconductors and liquid crystal displays. This unit also set up a chemical etching company in Singapore, Mitsui Electronics Asia Pte. Ltd., for a liquid crystal display panel project.
      In the plastic materials and products market where the scope of their usage is expanding, other Japanese general trading companies are our competitors. To maintain our competitiveness, specialized

(*)	Carbon Nanotech Research Institute Inc. was merged with Bio Nanotec Research Institute Inc. and Device Nanotech Research Institute Inc. to form the newly established Bussan Nanotech Research Institute Inc. in April 2004.

knowledge for each market and the capability to find the best technological and logistical solutions is essential.

Energy Segment
      The Energy Segment is engaged in trading, manufacturing, development and distribution of various energy-related products including: crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas (“LPG”), as well as natural gas and LNG.
      This segment consists of one business unit, the Energy Business Unit, which has 7 business divisions as well as 23 subsidiaries such as Mitsui Oil Co., Ltd. (Japan), Mitsui Liquefied Gas Co., Ltd. (Japan), Kokusai Oil & Chemical Co., Ltd. (Japan) and Mitsui Oil (Asia) Pte. Ltd. (Singapore), Arcadia Petroleum Ltd. (United Kingdom), Mitsui E&P Middle East B.V. (Netherlands) and Mittwell Energy Resources Pty., Ltd (Australia), and 12 associated companies such as Mitsui Oil Exploration Co., Ltd. (Japan), Kyokuto Petroleum Industries, Ltd. (Japan), Japan Australia LNG (MIMI) PTY. Ltd. (Australia) and Sakhalin Energy Investment Company Ltd. (Bermuda).
      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥72.6 billion or 10.0% and ¥42.8 billion or 35.3% of our consolidated total, respectively.
      We are one of the world’s major oil traders based on our total trading volume of crude oil and petroleum products (excluding derivative products) which for the year ended March 31, 2005 amounted to approximately one third of Japan’s total imports of 5.1 million barrels per day on a consolidated basis. We are also engaged in domestic marketing and refining of oil and gas related products through Kyokuto Petroleum Industries, Ltd., a refinery jointly owned (50:50) by a subsidiary of ExxonMobil Corp. and Mitsui Oil & Gas Co., Ltd, our subsidiary.
      The Energy Business Unit is engaged in numerous LNG, natural gas and oil development projects that require long lead-times for their development and implementation. We are involved in four LNG projects that are in operation:

•	Abu Dhabi Gas Liquefaction Limited in Abu Dhabi, in which we hold a 15% interest in LNG production and exporting activities, and which has some 5 million tonnes per annum LNG production capacity;

•	Northwest Shelf JV (“NWS JV”) in Australia, in which we hold an 8.33% interest in LNG production and exporting activities, and which has some 11.7 million tonnes per annum production capacity;

•	Qatar Liquefied Gas Company Ltd. in Qatar, in which we hold a 7.5% interest in LNG production and exporting activities, and which has some 9.6 million tonnes per annum production capacity; and

•	Oman LNG L.L.C. in Oman, in which we hold a 2.77% interest in LNG production and exporting activities, and which has some 6.6 million tonnes per annum production capacity.
      Equatorial Guinea LNG is the most recent project that we have decided to participate in. Mitsui holds an 8.5% interest in the project company, which is constructing a liquefaction plant with over 3.4 million tonnes per annum capacity. Production is expected to start in the forth quarter of 2007.
      We participate in oil and gas related joint venture activities typically as a “non-operator” minority equity holder. We have yet to accumulate sufficient technical knowledge and expertise to act as an operator of oil and gas projects. Operators are generally responsible for the entire operational aspects which include the exploration, development and production of oil and gas resources. Therefore, given our non-operator status, we have limited or no control over the manner in which operations are conducted including the timing and scheduling of the development, the capital expenditures, production of the reserves, and the safety and environmental standards used in connection with these joint ventures.

However, it is our strategy as a general trading company to seek to diversify our investments in various countries and broad range of projects rather than acting as operators on few specific projects.
      In 2002, the NWS JV was awarded the supply contract for the first LNG terminal in China, to be located in the Guangdong province in southeast China. The contract volume is 3.3 million tonnes per annum and first deliveries are scheduled for 2006. Also in the NWS JV, the fourth LNG producing train began production in August 2004 and we made a final investment decision for the fifth LNG producing train in June 2005, which has a capacity of 4.2 million tonnes per year and is scheduled to begin in the latter half of 2008. In Qatar, the debottlenecking work on the existing LNG facilities has been completed since May 2005 and production capacities shall be 9.6 million tonnes per annum from 2006. These new LNG producing capacities will supply both existing and new customers. An “LNG producing train” is a set of facilities in a liquefaction plant to produce LNG from natural gas. “Debottlenecking” refers to additional investment and modification work on the existing LNG producing plants or trains to increase their production capacity through eliminating the bottleneck in existing plants or trains that restrict production capacity.
      In the Sakhalin II project, we hold a 25% interest in Sakhalin Energy Investment Company Ltd. (Bermuda). Since 1999, seasonal oil production continued from the Molikpaq facility on the Astokhskoye field, offshore Sakhalin Island. In addition, Sakhalin Energy Investment Co., Ltd. announced on May 15, 2003, that it would begin the second phase of development of the Sakhalin II Project. This announcement marked the beginning of the full-scale development of the Piltun-Astokhskoye oil field aimed at year-round crude oil production, and the Lunskoye gas field, including construction of a two-train LNG plant in the south of Sakhalin Island for export to the Asia Pacific LNG markets based on long-term contracts. At its peak, the facility is expected to produce 60 million barrels per annum of crude oil and 9.6 million tonnes per annum of LNG. On July 14, 2005, we announced that it received an interim report from Sakhalin Energy Investment Co., Ltd. which was addressed to shareholders of the Sakhalin II project, namely, Royal Dutch/ Shell Group, Mitsui and Mitsubishi Corporation, relating to the possibility of changes in the total budget of the development plan for Phase 2 of the Sakhalin II Project, as well as the scheduled timing for the first delivery of LNG. The report indicates, as provisional estimates, that there would be the possibility that the total budget for the project could be of the order of U.S.$20 billion and the first delivery of LNG would take place in mid 2008. Originally, the total budget for the Phase 2 development was expected to be approximately U.S.$10 billion with the first delivery of LNG expected to take place in 2007.
      We continue putting high priority on expanding our oil and gas equity reserves together with our associated company Mitsui Oil Exploration Co., Ltd. (Japan). Identifying, exploring and developing oil and gas reserve prospects are key factors to success in this area. Our principal strategic region for this business remained Australia, South East Asia and the Middle East.
      During the year ended March 31, 2005, continuous near field exploration activities together with water-flood operation resulted in higher than budgeted oil production at Block 9 oil fields in Oman and final investment decisions to develop Casino Gas & Condensate Field offshore South Australia and Cliff Head Oil Field offshore Western Australia were made by the respective joint ventures.
      As a result, our oil and gas reserves increased to 592 million barrels of oil equivalent (boe) at the end of March 2005, after offsetting the decrease through production of 30 million boe of equity barrels during the year ended March 31, 2005. As of March 31, 2005, the proportion of proved developed reserves to proved developed and undeveloped reserves is about 25 percent and relatively low. See “Item 4.D. Property, Plants and Equipment — Oil and Gas Producing Activities” and “Supplemental Information on Oil and Gas Producing Activities” to the consolidated financial statements included elsewhere in this annual report.
      The development of Enfield Oil Field located in the North West Shelf area in Australia has progressed as per the schedule and the budget and we expect the field comes on stream later in 2006. A study to select the optimum development concept for Vincent Oil Field located in the same block as

Enfield is under way with a view to expediting a final investment decision and start up of oil production from the field.
      On June 17, 2005, Mitsui Oil Exploration Co., Ltd. entered into a Stock Purchase Agreement with Pogo Producing Company of the United States of America and their affiliate Pogo Overseas Production B.V. (“Pogo”) to purchase Pogo’s Thailand assets jointly with PTTEP Offshore Investment Company Limited(PTTEPO), a wholly-owned subsidiary of PTT Exploration and Production Public Company Limited of Thailand. Pogo’s Thailand assets consist of a 46.34% interest in the B8/32 Concession and the adjacent Block 9A Concession located in the Gulf of Thailand. The purchase price is U.S.$820 million in cash, of which Mitsui Oil Exploration Co., Ltd. will contribute approximately 40% and PTTEPO approximately 60% with Mitsui Oil Exploration Co., Ltd. and PTTEPO each acquiring interests in the assets in the same proportions.
      We are also exploring various emerging business opportunities in the energy industry, including electricity, retailing, environment-related businesses, gas to liquids (“GTL”) and di-methyl ether (“DME”). We are involved in the electricity retail business through our associated company, GTF Institute Co., Ltd. (Japan), in which we hold a 40% interest. Following growth in the electricity sales since its commencement in 2002, GTF Institute Co., Ltd. decided to expand its capacity to 110 megawatt from the existing 45 megawatt and the construction will be completed in June 2006.
      The international markets for crude oil and petroleum products are highly competitive and volatile, as these commodities are traded on exchanges such as NYMEX in New York, IPE in London, and TOCOM in Tokyo. In the worldwide trading business, we compete with international oil companies, national oil companies in oil producing countries and oil trading companies, including Japanese trading companies. In maintaining our competitive edge under these circumstances, it is critical for us to maintain good relationships with suppliers and customers as well as to mitigate price risks by utilizing hedging tools such as the futures markets. We are also active in seeking to secure long-term offtake contracts of petroleum and gas products such as fuel oil and condensate to be sold to Japanese utility and refining companies. Long-term offtake contracts are sales and purchase contracts for various commodities, such as petroleum products, entered into by suppliers and buyers, or “offtakers”, of such products for one or more years. Concurrent with the offtake contracts, the sellers of such products usually enter into financing arrangements whereby the sales proceeds from such products are used to finance a related project. For example, on March 25, 2003, the Energy Segment entered into an offtake contract with PERUSAHAAN PERTAMBANGAN MINYAK DAN GAS BUMINEGRA (“PERTAMINA”), the national oil and gas company of Indonesia, and committed itself to “lift and pay” for petroleum products for a period of time. Concurrently, our Electric Machinery, Plant & Project Business Unit was engaged in the structuring and the arrangement of debt financing with various lenders to provide a U.S.$200 million loan to PERTAMINA which would be utilized to build a facility at its existing Balongan Refinery to produce about 50,000 barrels per day of unleaded gasoline. PERTAMINA will supply us with the petroleum products from its existing refineries and the proceeds from the sales of these products will be used as the source of debt service for the U.S.$200 million loan.
      In the domestic refining and marketing business for oil and gas related products, we face severe competition from domestic oil refining and distributing companies due to the structural surplus situation of refining capacities in Japan. Kyokuto Petroleum Industries, Ltd. and Mitsui Oil Co., Ltd., Mitsui Liquefied Gas Co., Ltd., our core associated company and subsidiaries, respectively, for domestic oil and gas refining and marketing business activities, are in relatively sound financial situations owing to the extensive restructuring of inefficient assets and work force, and are pursuing efficient and competitive operations.
      Japanese Government regulations stipulate that sulfur content must be reduced to 10 parts per million (“ppm”) for environmental control from 2007 for gas oil and 2008 for gasoline. Major Japanese oil refineries and distributors voluntarily started to supply the 10 ppm standard products from January 2005 before the restriction is introduced. To keep a competitive position in the market, Kyokuto Petroleum

Industries, Ltd. has determined to invest in new equipment to strengthen the removal of sulfur and is proceeding for the completion of gas oil equipment in April 2005 and gasoline in March 2007.
      With respect to the oil and gas exploration and production (“E&P”) business, the key to success is to constantly increase or at least maintain certain volumes of oil and gas reserve prospects as is the common practice with international oil and gas companies. However, despite our management’s intensive focus on expanding our E&P business activities, our oil and gas reserves are still far less than that of national oil companies of oil producing countries and major oil and gas companies. Other Japanese companies that participate in E&P activities do not commonly disclose their proved oil and gas reserves. Based on the limited proved oil and gas reserves information of other Japanese E&P companies that are publicly available, we believe that we have higher amounts of proved oil and gas reserves in general compared to most of the Japanese E&P companies. Accordingly, we believe that we are competitive with other Japanese E&P companies.
      With respect to our LNG related operations, we have entered into various long term sales contracts, based on take or pay conditions, with customers such as Japanese utility companies. We believe the LNG business has been undergoing gradual but structural changes since the late 1990s’s as follows:

•	Exploration and development of natural gas and production of LNG require significant capital and financial commitments. Moreover, this involves a broad range of logistical and technological expertise ranging from linking suppliers to distributors and consumers while developing plants in order to efficiently extract and liquefy the natural gas for transportation and then re-gasifying the LNG. Up until the mid-1990’s, purchase commitments by buyers with full “take or pay” obligations for a period of 20 years or more had been an essential element for equity holders, distributors and sellers of LNG projects to make the capital and financial commitment to build LNG production facilities. These equity investors had resisted making a capital and financial commitment without being able to fully securing stable long-term purchase commitments. In recent years, however, equity holders of several LNG projects have been making investments without fully securing long-term purchase commitments from buyers.

•	Due to technological innovations in the last decade, LNG producers have successfully reduced capital costs with respect to the construction of LNG production plants and LNG vessels. Technological innovation has also enabled the producers to increase the design capacities of LNG production plants and LNG vessels allowing them to benefit from economies of scale. These technological developments allow LNG to be more competitive with other types of energy sources.

•	In response to the needs of LNG buyers to adjust the supply and demand balance for LNG, the spot LNG market has been expanding, whereby the percentage of spot trades in the worldwide LNG contracts rose to 11.6% in 2004 from 1.3% in 1992.

•	In addition to traditional core LNG markets in Japan, Republic of Korea and Taiwan, the market is rapidly expanding in Europe and the United States. At the same time, new markets have been emerging in countries such as China and India due to an increasing demand for electricity. Considering the sizable economies of these countries and the increasing popularity of LNG as “clean energy”, the LNG market has been developing rapidly worldwide.
      The recent structural changes in the LNG industry, including those mentioned above, continue to have a mixed effect on our business operations. For example, due to the reduction in capital costs from technological innovations, the emergence of the spot LNG market and other factors, not only has the LNG industry become more competitive among the existing energy-related companies, but it has also seen an increase of new entrants.

Consumer Products & Services Segment
      The Consumer Products & Services Segment is engaged in trading activities of and related investments in various types of consumer-related products such as foods, textile and fashion and general merchandise as well as real estate development and provision of services for supporting retailers such as merchandising, logistics and inventory management in Japan and various other overseas markets all over the world.
      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥152.6 billion or 21.0% and ¥16.9 billion or 14.0% of our consolidated total, respectively.
      This segment is comprised of the Foods & Retail Business Unit, the Lifestyle Business Unit and the Consumer Service Business Unit, and owns 77 subsidiaries including MITSUI FOODS CO., LTD. (Japan), Wilsey Foods Inc. (the United States), Mitsui Norin Co., Ltd. (Japan), DAI-ICHI BROILER CO., LTD. (Japan), Retail System Service Co., Ltd. (Japan) in the Foods & Retail Business Unit, Mitsui Bussan Inter-fashion Ltd. (Japan) in the Lifestyle Business Unit, Bussan Real Estate Development Co., Ltd. (Japan) and Mitsui Bussan House-Techno, Inc. (Japan) in the Consumer Service Business Unit, and 77 associated companies including Mikuni Coca-Cola Bottling Co., Ltd. (Japan), Shin Mitsui Sugar Co., Ltd. (Japan)(*), KADOYA SESAME MILLS INCORPORATED (Japan) in the Foods & Retail Business Unit,, ALCANTARA S.p.A. (Italy), Nippon Brunswick Co., Ltd. (Japan) in the Lifestyle Business Unit, AIM Services Co., Ltd. (Japan) and Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) in the Consumer Service Business Unit.
      Effective April 1, 2004, the business units in this segment were reorganized, and these changes are referred to in the following discussion of each business unit.

Foods & Retail Business Unit
      Effective April 1, 2004, the Retail Unit and the Foods Unit were integrated into a single business unit and renamed the Foods & Retail Business Unit. Some of the business affairs were transferred to the newly established Consumer Service Business Unit.
      Together with 38 subsidiaries and 32 associated companies, the Foods & Retail Business Unit engages in:

•	Import and domestic/offshore trade of wheat, barley, soybeans, corn, fats and oils, raw sugar, and rice;

•	Import and domestic/offshore trade of processed foods such as canned products, frozen foods and condiments, liquor, beverages such as coffee, tea and juice, dairy products, and foodstuffs such as marine products, animal products and vegetables;

•	Import and domestic trade of packaging, wrapping materials, and miscellaneous daily goods;

•	Manufacturer of beverages, beverage ingredients, boilers, and sugar-based products;

•	Domestic distribution and sales through the nationwide wholesaler subsidiary MITSUI FOODS CO., LTD. (Japan); and

•	Support services, such as supply chain management, for example logistics management, and product planning and development for retailers.
      The Foods & Retail Unit is involved in a wide range of fields comprising a value chain of foods, from the global procurement of foodstuffs and the production of food products to the traffic and wholesale of foods, packaging materials, and sundry goods.
      We purchase grain, oilseeds, and raw sugar from the United States, Canada, Brazil, and Australia and sell them in Japan and other Asian countries to secure a source of foodstuffs and a stable supply. We sell coffee to Japan and the United States from production areas primarily in Brazil. We purchase raw materials for beverages, such as tea leaves and juice, marine products, animal products, and dairy products from major supply sources around the world and deliver them primarily to Japan. We are also engaged in

(*)	Shin Mitsui Sugar Co., Ltd. (Japan) changed its corporate name to Mitsui Sugar Co., Ltd. (Japan) in April 2005.

domestic broiler chicken raising, processing, and sales through a subsidiary DAI-ICHI BROILER CO., LTD. (Japan).
      Mitsui has positioned the United States as its main base of operations and the core of its global food supply strategy.

•	In the cereals and grains area, we have formed a joint venture, United Harvest, LLC, with CHS Inc., an agricultural cooperative in the United States. Our exports of wheat from the United States are among the best, amounting to approximately four million tons per annum.

•	Ventura Foods, LLC, another joint venture formed with CHS Inc., is one of the largest suppliers of cooking oils for the institutional market in the United States. We invest in this company through WILSEY FOODS, INC.
      Outside the United States, we are working to strengthen our positions primarily in Brazil and China. In Brazil, we sell coffee beans domestically through our subsidiary Mitsui Alimentos Ltda, a coffee exporting and roasting company, which provides stable supplies to our worldwide customers. We have also begun to purchase soybeans in a joint venture with CHS Inc. in the same region. In China, we began to purchase juice and tea leaves as well as broiler chicken raising, processing, and sales activities.
      In food-manufacturing operations, during the year ended March 31, 2004, we increased our equity stake in Mitsui Norin Co., Ltd. (Japan), which is one of the major manufacturers of tea leaves in Japan, and made it our subsidiary with the intention of positioning it as a core company in our beverage business, realizing synergies with our existing network for procurement of raw materials and domestic distribution. For more information, see Note 3, BUSINESS COMBINATIONS, to our consolidated financial statements.
      Our strength in the foodstuffs field lies in overseas procurement of food products. For example, our import of grain, oilseeds, and tea leaves to Japan maintains a large share in Japan due to our long relationships with overseas suppliers and major buyers in Japan. Moreover, as demonstrated by our alliance with CHS Inc. in the United States, we constantly endeavor to form alliances with reliable partners in other regions, strengthen overseas product procurement capabilities and expand our position in major overseas production areas.
      Competition varies depending on products in the upstream areas, but is generally based on price or quality of products. Many Japanese general trading companies, international producers, and traders are competitors to varying degrees with respect to most of the food products we handle.
      MITSUI FOODS CO., LTD. plays a vital role in this unit’s wholesale operations. It is expanding its business activities to include general merchandise stores, supermarkets, convenience stores, and catering and restaurant chains throughout Japan, focusing on processed food and liquor transactions. The Foods & Retail Business Unit is developing and strengthening its nationwide distribution chain focused on MITSUI FOODS CO., LTD., including investments and business tie-ups from the parent company with regional wholesalers.
      In the foodstuffs distribution field, the needs for reduced distribution costs, secure temperature-controlled supply, and faster delivery are becoming more sophisticated and diverse. To meet these changes, the Foods & Retail Business Unit is engaging in wholesale transactions with and providing support services to retailers. This includes:

•	inventory management and procurement of foodstuffs, processed foods, and packaging based on sales information obtained from retailers, which enables more efficient and less expensive distribution from manufacturers to retailer stores and cost reductions; and

•	proposals for developing new products and services, and support in the form of traceability for securing food safety.
      Mitsui maintains and strengthens a comprehensive alliance with the Ito-Yokado Group, one of Japan’s leading diversified retailers. The Ito-Yokado Group operates shopping malls, general merchandise stores, supermarkets, convenience stores such as 7-Eleven, restaurant chains such as Denny’s, and financial service companies such as the IYBank, and has recently opened a SEVEN-ELEVEN (BEIJING) in April 2004.
      Mitsui offers the following supply services to the Ito-Yokado Group through our domestic subsidiaries, such as MITSUI FOODS CO., LTD., Retail System Service Co., Ltd. and VENDOR SERVICE CO., LTD.

•	supply sundry goods and consumables, such as processed food, liquor, fast food, toys, and games, to more than ten thousand 7-Eleven stores in Japan;

•	supply food materials, containers, and packaging materials to vendors who supply boxed lunches, pre-cooked meals, and processed food to 7-Eleven stores in Japan;

•	supply various temperature-controlled products to 7-Eleven stores in Japan; and

•	supply cold products through the affiliate company Beijing Sanxin Refrigeration Logistics Co., Ltd. to 7-Eleven stores in Beijing.
      To strengthen our business ties with the Ito-Yokado Group, the Foods & Retail Business Unit began purchasing Ito-Yokado shares in April 2005. As of the end of August 2005, we have purchased ¥10 billion of Ito-Yokado Co., Ltd. shares and ¥40 billion of Seven-Eleven Japan Co., Ltd. shares. The Ito-Yokado Group will establish a new holding company (Seven & I Holdings Co., Ltd) on September 1, 2005, and the shares that we acquired are equal to roughly 1.2% of Seven & I Holdings Co., Ltd. outstanding shares.
      Our competitors in the wholesale and retail businesses are mainly general trading companies in Japan. In the traffic area, our competitors are also traffic companies that operate third-party logistics. In domestic wholesaling, there is fierce competition among suppliers, and we are making efforts to increase revenues and reduce logistics costs by achieving better economies of scale through mergers and acquisitions on occasion. Our success depends on the following critical factors:

•	IT and logistics technology (“LT”) know-how for providing high-quality and low-cost services;

•	capital strength to withstand the acquisition of fixed assets and the purchases of businesses required for distribution and otherwise demonstrating our business capabilities;

•	quick decision-making and execution in marketing and investing; and

•	the ability to procure a wide variety of products in all regions by maintaining our credibility and a good reputation in the market.

Lifestyle Business Unit
      Effective April 1, 2004, the former Textile & Fashion Unit and the former General Merchandise Unit were integrated into a single business unit named the Lifestyle Business Unit.
      Together with 17 subsidiaries and 29 associated companies, the Lifestyle Business Unit is engaged in domestic, import, export and offshore trading and manufacturing of the following materials and products, as well as related services and investments:

•	apparel and non-apparel textile materials such as fibers, yarns and fabrics; and technical collaboration in these products field;

•	apparel products, related product development and manufacturing of those products; and brand merchandise-related businesses including equity participation;

•	non-apparel products such as interior and furniture, general merchandise and consumer goods; and

•	industrial materials such as paper and pulp.

      In the fashion product field, including apparel products, we actively provide innovative services to accommodate new developments in the fashion and apparel markets. Our main business activities are divided into two categories:

•	original equipment manufacturing (“OEM”) business for domestic apparel manufacturers; and

•	business transactions involving branded luxury and accessible luxury products from Europe and the United States for the Japanese market.
      In the field of apparel and OEM, we play active roles at various stages in the value chain including design, planning and procurement of materials as well as sewing and processing. To meet our goals of minimizing costs and enhancing quality, we work with apparel makers and related companies on an ongoing basis to select the optimal materials and processing centers from the wide variety of choices available in Japan Europe, the Americas, Asia and other areas.
      We regard China as an important manufacturing base and also a significant consumer market as well. To further strengthen our OEM business capabilities and our provision of support services such as manufacturing or exhibition management, we utilize our subsidiaries and associated companies such as Mitsui Bussan Inter-Fashion Ltd. (Japan) and Alta Moda International Ltd. (Hong Kong).
      In the OEM business for domestic apparel manufacturers, we have alliance partners with respect to various goods. In this line of business, our competitors include other apparel traders, because apparel manufacturers tend to form partnerships with several apparel traders in parallel. As such, we strive to provide a higher quality of support services for OEM than those of our competitors to attract apparel manufacturer customers.
      With respect to brand merchandise-related businesses in Japan, we are engaged in both license and import business transactions involving internationally well-known branded merchandise from Europe and the United States such as Burberry, Paul Stuart, Pierre Cardin, Trussardi, Valentino, Max Mara, Mango, Etro and Juicy Couture. In the case of license agreements, we enter into with the respective European and American licensors, we sublicense certain rights including, but not limited to, marketing and manufacturing rights to apparel makers and wholesalers, while we retain the exclusive distributorship rights. We, if necessary, establish joint venture subsidiaries with such European and American brand owners to control license arrangements or to distribute imported products in order to establish well controlled nationwide sales network composed of wholesalers, department stores, specialty-stores or our own retail outlets.
      In brand merchandise-related businesses, our competitors are other general trading companies and apparel specialty traders including Itochu Corporation and Mitsubishi Corporation. The keys to maintain our competitiveness are to raise the value of the brand which we promote in the market and to increase the number of valuable brands we deal with.
      In general merchandise and consumer goods fields, this business unit is engaged in the trading, production, processing and distribution of various merchandise goods such as general household and consumer goods, light industrial machinery and supplies, medical equipment and office automation systems as set forth below:

•	We supply a wide range of top-quality consumer goods imported from around the world, which include high-quality Sonicare ultrasonic toothbrushes, Brunswick bowling equipment and systems, MAGLITE handy flashlights, and top-of-the-line Lladro porcelain;

•	We trade woodchip and pulp, furthermore, we develop several afforestation projects in Australia, some of which are jointly promoted with several Japanese partners including paper manufacturing companies; and

•	As for paper and ceramic products, we closely partner with Japanese manufacturers and participate in joint venture production operations in China to sell products there and export them from China, as well as handling products in and from Japan.

      In the business area of consumer-related goods such as sporting and leisure goods, continuous changes in lifestyles worldwide require new business models which reflect such changes. Accordingly, we seek to locate new materials and new suppliers, arrange effective distribution methods and develop attractive brand names. Such efforts are realized through a combination of our human and organizational network and industrial expertise.

Consumer Service Business Unit
      Effective April 1, 2004, the former Service Business Unit was integrated into the Consumer Service Business Unit along with other consumer oriented businesses which had previously been included in the Information Business Unit and the Foods Unit. The former Service Business Unit was established for the year ended March 31, 2003 to build new business models that extend beyond our traditional strengths in trading and distribution and to focus on services to consumers as earnings sources. Major business areas of this unit including 22 subsidiaries and 16 associated companies consist of the following:

•	real estate development including construction, sale and leasing of houses, condominiums and office buildings and related construction material businesses and development of commercial facilities;

•	media-related service business including broadcasting, content service, television shopping channels, software service, amusement business and Internet-based marketing service;

•	outsourcing services including catering, uniform rental, building maintenance, and temporary personnel service, child care service;

•	medical service and health care related businesses such as nursing care-related services, clinic facilities and medical related information service.
      In real estate development businesses, our core area is development of condominium and commercial property in the Tokyo metropolitan area and construction and marketing of high-end home units, which are sold by Mitsui Bussan House-Techno, Inc. (Japan) under the Mitsui House brand. MBK Real Estate Ltd. (the United States) handles the sale of unit houses in the southern California market, as well as commercial property on the west coast of the United States. In the related business activities, our associated company Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) supplies construction materials in the domestic market. In March 2005 we jointly established Mall & SC Development, Inc. (Japan) with Ito-Yokado Co., Ltd. to pursue the development and management of shopping malls and shopping centers.
      In media-related service business, as a consumer service and content provider, we provide television shopping services operated by QVC Japan, Inc. (Japan), a joint venture with QVC Inc., and an entertainment and educational channel for children and parents operated by Kid’s Station Inc. (Japan), our wholly-owned subsidiary, both of which are delivered over cable or digital satellite broadcast networks
      In the outsourcing businesses, our catering service business is active through AIM Services Co., Ltd. (Japan), a joint venture with ARAMARK Corporation in the United States, which provides food and catering services in Japan. In July 2002, AIM Services acquired Atlas Corporation, which has a majority stake in MEFOS Co., Ltd., a provider of hospital cafeteria food services in Japan.
      We are also in the process of cultivating new opportunities in medical services through our subsidiary, Medivance Co. (Japan), Ltd. And this segment made 5% equity participation in and formed an alliance with Duskin Co., Ltd., which is engaged in cleaning services, food services and nursing care services nationwide.

Logistics & Financial Markets Segment
      The Logistics & Financial Markets Segment is engaged in transportation and logistics services, insurance and financial business in Japan and abroad. Effective from April 1, 2004 the Logistics & Financial Markets Segment was established by reallocating relevant businesses which had formerly been included in the Metal Products & Minerals Segment and the All Other Segment, with the aim to providing high-quality, specialized logistics and financial capabilities to customers across all product areas.

      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥46.7 billion or 6.4% and ¥11.8 billion or 9.7% of our consolidated total, respectively.
      This segment is composed of the Financial Markets Business Unit and the Transportation Logistics Business Unit, and has 30 subsidiaries including:

•	in the Financial Markets Business Unit, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), Mitsui & Co. Precious Metals, Inc. (United States), Mitsui Bussan Futures Ltd. (Japan); and

•	in the Transportation Logistics Business Unit, Nitto Logistics Co., Ltd. (Japan), Mitsuibussan Insurance and Consulting Co., Ltd. (Japan), Tri-Net (Japan) Inc. (Japan).
      This segment has 7 associated companies including Mitsui Leasing & Development, Ltd. (Japan) and Quintiles Transnational Japan K.K. (Japan) in the Financial Markets Business Unit.

Financial Markets Business Unit
      The Financial Markets Business Unit was established by integrating the relevant divisions such as the Commodity Trading & Risk Management Division, the Treasury Division and the Corporate Development Division, which had been included in the Metal Products & Minerals Segment and the All Other Segment. This business unit has 18 subsidiaries and 3 associated companies and is engaged in following business activities:

•	dealing in derivative financial instruments such as foreign exchange and financial futures; and trading of and investment in debt and equity securities;

•	trading in precious metals, non-ferrous metals listed on the London Metal Exchange and derivative commodity instruments for energy, agricultural foods and other commodities;

•	financial equity investments including principal investment and venture capital operation;

•	real estate investment trusts (“REIT”) related business

•	development, origination and sales of financial products; investment in and portfolio management of financial products; and

•	leasing business
      Mitsui and its subsidiaries such as Mitsui & Co. Precious Metals, Inc. (United States) are engaged in trading and brokerage in precious metals, non-ferrous metals listed on the London Metal Exchange and derivative commodity instruments for energy, agricultural foods and other commodities. We are also engaged in sales and marketing of various derivative and financial instruments of our own development to investors and market participants. Mitsui & Co., Energy Risk Management Ltd. (United Kingdom), which we established in March 2002, enjoyed growth in derivative trading operations, mainly of crude oil and natural gas related commodities. Japan Alternative Investment Co., Ltd. (Japan) began operations in April 2002, acting as a placement agent for alternative investment products, such as hedge funds, private equity funds and commodity funds. Mitsui Bussan Futures Ltd. (Japan) is a domestic subsidiary engaged in the future commodities brokering including precious metals and other commodities such as foods and oil products.
      In June 2004, Mitsui and Quintiles Transnational Corp. agreed on Mitsui taking a 20% shareholding in Quintiles Transnational Japan K.K. (Japan), in a transaction designed to accelerate the growth of Quintiles Transnational Japan K.K.. Quintiles Transnational Corp. is a major worldwide company in the outsourcing service business in the pharmaceutical industry. This transaction fits well with our goal of investing in first-class international companies in the healthcare and outsourcing service industries and, in particular, enhancing those companies’ Japanese operations. This business unit is also engaged in venture capital business through subsidiaries such as MVC Corporation (Japan).

      In July 2004, this business unit formed Mitsui & Co., Logistics Partners Ltd. (Japan), as an asset management company for real estate investment trusts that are specialized in the management of investments in warehouses and distribution centers. In May 2005, we completed listing of Japan’s first logistics facilities related REIT, Japan Logistics Fund Inc., with the asset size of approximately ¥26 billion on the Tokyo Stock Exchange.
      This business unit has 40.63% participating interest in Mitsui Leasing & Development, Ltd. (Japan), a leasing company with its strengths in leasing of information-processing equipments and large scale equipments, as well as industrial machinery, aircrafts and ocean vessels.

Transportation Logistics Business Unit
      The Transportation Logistics Business Unit, which had formerly been included in the All Other Segment, was established and included in the Logistics & Financial Markets Segment as a profit center in April 2004 with the aim to providing sophisticated, high value added logistics services to customers leveraging its longstanding experiences in offering such services groupwide. This business unit also seeks for the development of new business domain through integrating logistics, financial and information technology.
      Together with 12 subsidiaries and 4 associated companies, this business unit is engaged in the following business activities:

•	international and domestic transport services including transportation of plants and other special cargos, tramper shipping, and airfreight;

•	warehousing and port services; operation, construction and management of warehouses and harbor facilities;

•	insurance agency and consultation for insurance;

•	solution providing service on logistics including SCM; and

•	REIT and other liquidating businesses related to logistics related facilities.
      In international and domestic transport services field, we have established 5 core subsidiaries including Tri-Net (Japan) Inc., which cover our operations in Japan, Americas, Europe, South East Asia, and China, respectively. Each of those subsidiaries collaborates with the Head Office and trading subsidiaries worldwide of Mitsui, and provides international transportation services mainly using marine containers. They also provide international combined transportation services by integrating different modes of transportation such as land, sea and air. In tramper business, they provide transportation services for power and chemical plant projects and bulky cargoes such as coal, grain and fertilizers.
      In the field of warehousing and port service related business within Japan, Nitto Logistics Co., Ltd. (Japan) plays a core role. For example, it conducts joint operation with a domestic specialty store retailer of private label apparel for outsourced production and inventory management, it provides information processing function so that its customers optimize their logistics transactions.
      This business has a subsidiary Mitsuibussan Insurance and Consulting Co., Ltd. (Japan) as an insurance agency. In addition, the business unit has acquired insurance companies for captive insurance and operates subsidiaries which are engaged in this business field, including Insurance Company of Trinet (USA), Inc. This business unit also maintains consultation service on a variety range of insurance issues, by taking advantage of experience and know-how in risk management of this business unit.
      In collaboration with the Financial Markets Business Unit, this business unit promotes business of REIT for logistics-related real estate properties. This unit intends to increase the assets for such REIT program, seeking opportunities of development of facilities, brokerage in properties and tenant.

Americas Segment
      The Americas Segment trades in various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc., or Mitsui U.S.A., manages the business of the segment as the center of the regional strategy.
      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥49.9 billion or 6.9% and ¥12.3 billion or 10.2% of our consolidated total, respectively.
      This segment consists of 10 trading subsidiaries including Mitsui U.S.A., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A., Mitsui Chile Ltda., and other 35 subsidiaries owned by mainly Mitsui U.S.A. including Mitsui Steel Development Co., Inc., Portac Inc., Channel Terminal Corp., Westport Petroleum Inc., Mitsui Tubular Products, Inc. and Mitsui Comtek Corp. and 3 associated companies including TAMCO.
      Mitsui U.S.A. is our largest overseas subsidiary, and carries out many diversified business activities together with our subsidiaries and associated companies in collaboration with the operating segments of the Head Office in Japan. Mitsui U.S.A. has been leading our entry in the U.S. market, and we believe that Mitsui U.S.A. is one of the major exporters of American products.
      Mitsui U.S.A. has its corporate head office in New York City. Other offices are located in Chicago, Cleveland, Detroit, Houston, Los Angeles, Nashville, Portland, San Francisco, Seattle and Washington, D.C. Business activities of Mitsui U.S.A.’s major operating divisions are as below:

•	The Iron & Steel Products Division maintains alliances with steel mills, steel processors, and customers in the U.S. and other countries. Working closely with solution providers, it specializes in SCM of steel products, manages inventory and process arrangements. This division has been focusing on business activities through subsidiaries and associated companies such as Mitsui Steel, Inc. for steel products sales and demand chain management (“DCM”) services, Mitsui Steel Development Co., Inc. which holds Mi-Tech Steel Inc. (steel service center), PK U.S.A., Inc. (automotive steel stamping), Hannibal Industries, Inc. (steel tube and pallet rack manufacturing); Mitsui Tubular Products, Inc. (steel pipe sales), and TAMCO (steel bar manufacturing and sales).

•	The Iron & Raw Materials and Non-Ferrous Metals Division specializes in iron and steel raw materials, coal, primary aluminum, aluminum alloy, copper cathode, and non-ferrous materials. The division is supported by relationships with subsidiaries jointly held with the Head Office, for example, Raw Materials Development Co., Ltd. and Mitalco Inc. both in which the division has equity share of 20%.

•	The Power, Transportation & Plant Projects Division deals in power, energy, transportation, and industrial and infrastructure projects in the Americas through close coordination with the Head Office. In addition, subsidiaries such as Hydro Capital Corp. for waste water treatment projects in Mexico and MIT Wind Power, Inc. for wind power generation in Texas are engaged in this business field.

•	The Machinery Division deals in motor vehicles, ship and marine projects, aircraft and construction and industrial machinery. The Division works closely with United Auto Group, Hino Motors, Chevron, Modec International, Embraer, JetBlue and Komatsu. Particularly, its activities are seen in investment to distribution & retails of automobile/construction machinery/outdoor power equipment, newbuilding ship tonnage provider to oil major/shipping companies, aircraft leasing for the growing regional airlines.

•	The Organic Chemicals Division and the Plastics & Inorganic Chemicals Division are engaged in the domestic and international trade of various organic and inorganic chemicals and chemical intermediates, plastic resins, compounds and final products, pharmaceutical intermediates, food additives, fertilizer and crop protection chemicals, and petrochemicals. This division has extended business activities thorough subsidiaries such as Bioproducts, Inc. Recent development of this division toward a new business is an acquisition of CornerStone Research & Development Inc., which focuses on processing and packaging of healthcare foods and chemicals.

•	The Energy Division specializes in global trading of petroleum products, including crude oil, heavy oil and petroleum coke, as well as importation of LNG. This division has a subsidiary Westport Petroleum, Inc. in which Mitsui U.S.A. has 65.0% equity share and the remaining share is owned by the Head office. Westport Petroleum, Inc. is engaged in sales, trading and commercial and operational services to the energy industry with respect to pipeline and cargo trading of gasoline, jet fuel, diesel, refinery feedstocks, cutterstocks, bunker fuel, and fuel oils throughout the United States and major international energy markets. These transactions by Westport Petroleum, Inc. account for one of major part of our revenues from sales of products groupwide.

•	The food division deals in grain, coffee, meats, vegetables, eggs, juices, dairy products, frozen foods, feedstuff, edible oils and canned foods. Notably, this division has a subsidiary United Grain Corp, which is engaged in export facility operation for wheat and barley.

•	The Life commerce division focuses on consumer-oriented business development. This division has a subsidiary Portac, Inc. a lumber mill, which produces dimension lumber and specialty items for U.S consumption and export. In other area, the division has an equity share in MBK Real Estate Ltd., a real estate subsidiary jointly held with the Head Office and engaged in development and homebuilding services

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
      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥20.7 billion or 2.9% and ¥2.9 billion or 2.4% of our consolidated total, respectively.
      As of March 31, 2005, this segment consists of 12 trading subsidiaries including Mitsui Europe, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH, 7 subsidiaries including Cohen & Wilks International Ltd. (United Kingdom) and Plalloy MTD B.V. (Netherlands) and 8 associated companies including Companhia Industrial De Resinas Sinteticas (Portugal).
      Mitsui Europe, our wholly-owned subsidiary with its head office in London, manages the overall business activities in Western Europe, Africa, Central and Eastern Europe through its 8 operating subsidiaries, 13 branch offices and liaison offices. Mitsui Europe collaborates with our subsidiaries and associated companies of other operating segments.
      In April 2005, this segment reorganized its internal structure. Before the change, each of those operating subsidiaries had independently reported to the Managing Director of Mitsui Europe, whereby their business plans and operations had been inclined to be narrowed by limitation of borders of countries. In order to accelerate business development based on a product strategy that encompasses the whole of Europe, this segment introduced a Business Division System within Europe, in which Divisional Operating Officers oversee the operations by products and services in the region and directly report to Managing Director of Mitsui Europe.
      Recently, the major parts of business in this segment have been sales and trading in steel products, chemicals and machinery. For example, this segment has provided assistance services for SCM of steel products procured by Norsk Hydro ASA. In chemical business, this segment has been engaged in sales and trade in various chemical products and materials supported by our global network and relationship with large scale manufactures including Bayer Aktiengesellschaft. In machinery business, for Mitsui’s worldwide power plant and industrial plant and transportation projects, this segment has provided assistance service in collaboration with European manufacturers such as Siemens Aktiengesellschaft.
      Over the years, in Central and Eastern Europe, we have established trading subsidiaries and representative offices to expand business opportunities in the region, and continuously participated in joint ventures, mainly with Japanese manufactures. Along with enlargement of European Union, Japanese automobile, electric and chemical manufactures are rushing to set up operations in the region. We are also collaborating with them by taking advantage of our business bases.
      We are starting joint operation with Arcelor S.A., a European steel maker, to supply steel sheet to the Japanese automobile and automobile parts manufacturers.

Other Overseas Areas Segment
      This segment includes all of our region-based subsidiaries, liaison offices and affiliated companies excluding those in our Americas and Europe Segments. The subsidiaries, liaison offices and affiliated companies in this segment are located primarily in China, the member countries of ASEAN, Oceania, the Middle East, Southwest Asia and CIS. The Overseas Areas Segment is engaged in business activities that are essentially similar to that of Mitsui. We conduct business activities in all industry sectors based on our specialized knowledge particular to that region.
      In order to develop new business opportunities emerging with the development of network economies based around China, ASEAN and India, we introduced an Asian Managing Directorship system. Thus, since April 2005, the Regional Managing Director, Asia has had full control with broad authority and responsibility to manage our businesses throughout Asia excluding Japan.
      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥25.8 billion or 3.6% and ¥13.8 billion or 11.4% of consolidated total, respectively.

China
      China has been a focus of recent global attention as an attractive market, with 9.5% and 9.3% growth in gross domestic product in 2004 and 2003, respectively, as a result of accession to the WTO and a growing reputation as an efficient and cost effective manufacturer of goods. Based on our assessment that there is a tremendous potential in Greater China which includes mainland China, Hong Kong and Taiwan, we have considerably increased our presence in the market there. We have been increasing our operations in, and shifting management resources to, Greater China in order to expand and strengthen our business operations involving products such as automobiles, consumer products, IT, electronics, energy, and metals, while reinforcing our transportation and logistics services.
      Our presence in China is comprised of eight local subsidiaries, including Mitsui & Co., (China) Ltd., an investing company in Beijing and six subsidiaries in China’s bonded areas including Mitsui & Co. (Shanghai) Ltd. as well as Mitsui & Co. (Hong Kong) Ltd. In addition, we have established representative offices in 12 cities in China as of March 2005. In accordance with agreements made when joining the WTO, the Chinese government has pledged to ease restrictions on trading and domestic sales by foreign companies, and the relevant laws and regulations are being revised.
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
      For information on business in China promoted by the business units of the Head Office or joint ventures in China, see the above-mentioned activities of each business unit. Mitsui & Co., (China) Ltd.

has made investment jointly with the business units of the Head Office in critical joint ventures in China. Among others, we place a high priority on establishment of logistic network within China. For example:

•	In March 2003, we entered into a comprehensive strategic alliance with China Postal Logistics Co., Ltd. Through this alliance, we are now in a position to utilize the facilities and distribution networks of China’s postal service, the China State Post Bureau.

•	Through Mitsui International Logistics and Trade (Suzhou) Co., Ltd., which is referred in the business activities of the Plastics & Inorganic Chemicals Business Unit, we also became the first trading company to gain the right to conduct imports and exports under our own name outside a bonded area. We plan to use this subsidiary to handle merchandise flows to and from China, mainly to serve the Chinese bases of Japanese companies. Mitsui & Co., (China) Ltd. has minority share in this subsidiary.

ASEAN Region
      In the ASEAN region, overseas offices including Singapore Branch, Kuala Lumpur Branch and Manila Branch, trading subsidiaries including Mitsui & Co., (Thailand) Ltd., Mitsiam International Ltd. (Thailand), PT Mitsui Indonesia (Indonesia) and associated companies jointly collaborate with the Head Office and engage in various business activities involving, amongst other things, chemical and metal products and industrial type projects. Such industrial projects are referred in the business activities of the Power, Transportation & Plant Project Business Unit above. With the Head Office, these branches and trading subsidiaries jointly establish various subsidiaries and participate in joint ventures formed with the third parties.

Oceania
      In Australia, Mitsui & Co. (Australia) Ltd. is active in the development of minerals such as iron ore and coal, energy and agricultural exports in collaboration with corresponding operating segments mainly in the Head Office. As described in the Metal Products & Minerals Segment and the Energy Segment above, Australia is a critical geographic area in our corporate strategy. Mitsui & Co. (Australia) Ltd. participates in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia) with equity share of 20% and 30%, respectively.

The Middle East
      In the Middle East we have established trading subsidiaries of Mitsui & Co., Middle East Ltd. (United Arab Emirates), Mitsui and Co.(Middle East) B.S.C.(c) (Bahrain), Mitsui and Co., Iran Ltd. (Iran) and Mitsui and Co. Kuwait W.L.L.(Kuwait). Mitsui & Co., Middle East Ltd. owns offices in United Arab Emirates, Qatar and Oman. Mitsui has 10 representative offices in the Middle East countries including Saudi Arabia. These trading subsidiaries and offices in the Middle East are collaborating with the Head Office primarily in the field energy development and production and projects of petrochemical plants and power plants.

Southwest Asia
      Our operations in India were traditionally handled by branch offices in New Delhi, Calcutta, Madras and Bombay and were concentrated primarily in exporting commodities, such as iron ore, finished iron and steel products, textiles, and marine products, to Japan and other areas of the world. However, with the increasing deregulation of the Indian economy, in March 2003 we established Mitsui & Co., India Pvt. Ltd. Through Mitsui & Co., India Pvt. Ltd, we expect not only to engage in import and export-related transactions but also to pursue investment opportunities in domestic distribution channels.

All Other Segment
      The operations of the All Other Segment include development and marketing of systems, financing services, office services and other services to external customers, and/or to us, and associated companies.
      Gross profit and net income for this segment for the year ended March 31, 2005 were ¥12.3 billion or 1.7% and ¥4.4 billion or 3.7% of our consolidated total, respectively.
      The All Other Segment has 16 subsidiaries and 1 associated company. The activities of major subsidiaries in this segment are as the following:

•	Bussan Credit Co., Ltd. (Japan)(*) is engaged in financial services such as commercial loan and cash management service, mainly provided to domestic subsidiaries and associated companies

•	Mitsui Knowledge Industry Co., Ltd. (Japan) is engaged in planning, development, maintenance and operation of computer systems

•	Mitsui & Co., Asia Investment Ltd. (Singapore) is engaged in-house financial services in the South East Asian region.

(*)	Bussan Credit Co., Ltd. (Japan) changed its corporate name to Mitsui & Co. Financial Services Ltd. in April 2005.

Principal Markets
      We are involved in the worldwide trading of various commodities. The following table provides a breakdown of our revenues by commodity type for the years ended March 31, 2005, 2004 and 2003.

	In Billions of Yen

	Years Ended March 31,

		2004	2003
	2005	(As Restated)	(As Restated)

Revenues(1),(2)
Distribution by Commodity:
Iron and Steel	¥407.1	¥312.9	¥281.8
Non-Ferrous Metals	161.4	157.2	152.1
Machinery	269.2	305.0	304.8
Electronics & Information	144.8	119.8	108.1
Chemicals	729.1	520.1	463.4
Energy	1,048.4	954.6	831.0
Foods	473.6	389.5	393.2
Textiles	43.0	32.8	37.9
General Merchandise	96.1	84.8	88.8
Property and Service Business	153.0	106.2	123.5

Consolidated Total	¥3,525.7	¥2,982.9	¥2,784.6

Notes:

(1)	Starting from the year ended March 31, 2005, we changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as interest expense, net of interest income. In relation to this change, the figures of revenues for the years ended March 31, 2004 and 2003 have been restated to conform to the current year presentation.

(2)	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures the years ended March 31, 2004 and 2003 have been reclassified to conform to the current year presentation.
      The following table shows our total trading transactions in each of our major markets for the years ended March 31, 2005, 2004 and 2003.(1)(2)(3)

	In Billions of Yen

	Years Ended March 31,

		2004	2003
	2005	(As Restated)	(As Restated)

Japan	¥7,736.5	¥7,189.3	¥7,102.7
United States	1,096.3	831.6	808.3
United Kingdom	200.4	159.7	154.1
China	608.1	421.2	350.9
All Other	3,973.7	3,682.3	3,058.2

Consolidated Total	¥13,615.0	¥12,284.1	¥11,474.2

Notes:

(1)	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which we act as principal and transactions in which we serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which title to and payment for the goods pass through us without physical acquisition and delivery through our inventories. We have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and we believe it is a useful supplement to results of operations data as a measure of our performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker. See Notes 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and 17, “SEGMENT INFORMATION” accompanying the consolidated financial statements for further discussion.

(2)	Starting from the year ended March 31, 2005, we changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as interest expense, net of interest income. In relation to this change, the figures of total trading transactions for the years ended March 31, 2004 and 2003 have been restated to conform to the current year presentation.

(3)	Total trading transactions are attributed to countries based on the location of customers.

(4)	In accordance with SFAS No. 144, total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2004 and 2003 have been reclassified to conform to the current year presentation.

(5)	Total trading transactions to the customers located in China, which were previously included in “All Other,” were separately presented in consideration of the importance of the amount for the year ended March 31, 2005. The figures for the years ended March 31, 2004 and 2003 have been restated to conform to the current year presentation.

C.	Organizational Structure.
      We are a global general trading company and we conduct our business with our subsidiaries and associated companies. As of March 31, 2005, we had 427 subsidiaries and 296 associated companies that are accounted for by the equity method.
      The table below provides information on our significant subsidiaries as of March 31, 2005. We have supplementarily provided voting power where it differs from ownership interest.

				Ownership	Voting
		Country of		Interest	Power
Operating Segment	Company	Incorporation	Principal Business	(%)	(%)

Metal Products & Minerals	Mitsui Iron Ore Development Pty. Ltd.	Australia	Mining and sales of Australian iron ore	100.00
	Sesa Goa Limited	India	Mining and sales of Indian iron ore and processing and sales of coke	51.00
	Mitsui Itochu Iron Pty. Ltd.	Australia	Mining and sales of Australian iron ore	70.00
	Mitsui Coal Holdings Pty. Ltd.	Australia	Investments in Australian coal business	100.00
	Japan Collahuasi Resources B.V.	Netherlands	Investments in a copper mine in Chile	61.90
	Raw Materials Development Co., Ltd.	United States	Investments in ferrous raw materials business	100.00
	Mitsui Bussan Raw Materials Development Corp.	Japan	Wholesale of ferrous and non- ferrous scrap and ferroalloys	100.00
	Mitalco Inc.	United States	Aluminum smelting	100.00
	Mitsui & Co. Metals Ltd.	Japan	Copper and aluminum metals marketing	100.00
	Mitsui Bussan Construction Materials Co., Ltd.	Japan	Sales of construction materials and semi-assembled steel products	100.00
	Tsuda Corporation(1)	Japan	Wholesale of steel products	100.00
	Regency Steel Asia Pte Ltd.	Singapore	Wholesale and retail sale of steel products	85.00

Machinery, Electronics & Information	MBK Project Holdings Ltd.	Japan	Investments in manufacturers of plant-related materials and equipment	100.00
	Mitsui Rail Capital Holdings, Inc.	United States	Freightcar leasing and management	100.00
	Mitsui Power Ventures Limited	United Kingdom	Investments in power generation business	100.00
	Mitsui Bussan Plant & Project Corp.	Japan	Sales of chemical plants and heavy machinery equipment	100.00
	Clio Marine Inc.	Liberia	Shipping business	100.00
	Mitsui Bussan Transportation System Co., Ltd.(2)	Japan	Monorail, new transportation systems and railway-related machinery	100.00
	Toyota Chile S.A.	Chile	Import and sales of automobiles and auto parts in Chile	100.00
	P.T. Bussan Auto Finance	Indonesia	Motorcycle retail finance	90.00
	CM Pacific Maritime Corporation	Liberia	Shipping business	100.00
	Mitsui Automotive Europe B.V.	Netherlands	Investments in automotive related companies and trades of automobiles	100.00
	Lepta Shipping Co., Ltd.	Liberia	Shipping business	100.00
	Tombo Aviation Inc.	United States	Purchase, sales and leasing of aircraft	100.00
	Mitsui Bussan Aerospace Co., Ltd.	Japan	Sales of helicopters and defence related systems	100.00

				Ownership	Voting
		Country of		Interest	Power
Operating Segment	Company	Incorporation	Principal Business	(%)	(%)

	Tombo Capital Corporation	Japan	Purchase, sales and leasing of aircraft	100.00
	Telepark Corp.(3)	Japan	Sales of mobile phones and related telecommunication services	65.41
	Xion Electronics, Inc.(4)	Japan	Investments in semiconductor device sales companies	100.00
	Toyo Officemation, Inc.	Japan	Design, operation and maintenance of information systems	100.00
	NextCom K.K.	Japan	Network integrator focused on multi-vendor and in-house developed solutions	47.72	47.46

Chemical	P.T. Kaltim Pasifik Amoniak	Indonesia	Production and sales of anhydrous ammonia	55.00
	Novus International, Inc.	United States	Production, marketing and sales of various feed supplements	65.00
	Fertilizantes Mitsui S.A. Industria e Comercio	Brazil	Production and sales of fertilizers	100.00
	Nikken Fine Chemicals Co., Ltd.	Japan	Production and sales of sorbitol and related organic chemical products	100.00
	Mitsui Bussan Agro Business Co., Ltd.	Japan	Development and sales of fertilizers and agricultural products	100.00
	MITSUI BUSSAN SOLVENT & COATING CO., LTD.	Japan	Domestic sales, export and import, off-shore trade of solvents and coating materials	100.00
	Daito Chemical Co., Ltd.	Japan	Production and sales of industrial chemicals	70.00
	Mitsui Bussan Plastics Co., Ltd.	Japan	Wholesale of raw materials and products of plastics	100.00
	Nippon Trading Co., Ltd.	Japan	Sales of plastics and chemicals	48.34	48.82
	Bussan Nanotech Research Institute Inc.(5)	Japan	Research and development of nano- products	100.00

Energy	Mittwell Energy Resources Pty., Ltd.	Australia	Sales of crude oil and condensate, development of Casino gas field in Australia	100.00
	Wandoo Petroleum Pty Ltd	Australia	Exploration, development and production of oil and natural gas	70.00	100.00
	Mitsui E&P Australia Pty Limited	Australia	Exploration and development of oil and natural gas	100.00
	Mitsui E&P Middle East B.V.	Netherlands	Exploration, development and production of oil and natural gas	77.89	60.00
	Mitsui Gas Development Qatar B.V.	Netherlands	Development and production of natural gas and condensate	100.00
	Mitsui LNG Nederland B.V.	Netherlands	Investments in Qatar LNG project	100.00
	Mitsui & Co. (E&P) B.V.	Netherlands	Exploration, development, production and investments in oil and natural gas resources	100.00
	Arcadia Petroleum Ltd.	United Kingdom	Physical and future trading of crude oil	100.00
	Mitsui Oil Co., Ltd.	Japan	Sales of petroleum products in Japan	89.93
	Endeavour Resources Limited	United Kingdom	Investments in Japan Australia LNG (MIMI) Pty. Ltd.	100.00
	Mitsui Sakhalin Holdings B.V.	Netherlands	Investments in Sakhalin Energy Investment	100.00

				Ownership	Voting
		Country of		Interest	Power
Operating Segment	Company	Incorporation	Principal Business	(%)	(%)

	Mitsui Oil (Asia) Pte. Ltd.	Singapore	Physical and future trading of crude oil and petroleum products	100.00
	Mitsui Liquefied Gas Co., Ltd.	Japan	Sales of liquefied petroleum gas in Japan	89.93
	Overseas Petroleum Corporation	Japan	Exploration, development and investments in oil and gas	96.55

Consumer Products & Services	Mitsui Norin Co., Ltd.	Japan	Manufacture and sales of food products	51.85	87.63
	MITSUI FOODS CO., LTD.	Japan	Wholesale of foods and beverages	99.87
	WILSEY FOODS, INC.	United States	Investments in processed oil food company	90.00
	DAI-ICHI BROILER CO., LTD.	Japan	Production, processing, and sales of broilers	72.33
	Retail System Service Co., Ltd.	Japan	Sales of sundries and foodstuff to retailers	100.00
	Mitsui Bussan Inter-fashion Ltd.	Japan	Planning and management of production and distribution of apparel	100.00
	Bussan Real Estate Development Co., Ltd.	Japan	Real estate sales, leasing and management	100.00
	MBK Laguna Inc.	United States	Investments in real estate-related businesses	100.00
	Mitsui Bussan House-Techno, Inc.	Japan	Housing business	100.00

Logistics & Financial Markets	Mitsui & Co. Energy Risk Management Ltd.	United Kingdom	Energy derivatives dealing	100.00
	Mitsui & Co. Precious Metals, Inc.	United States	Trading of precious metals	100.00
	Mitsui Bussan Futures Ltd.	Japan	Future commodities brokering	100.00
	Nitto Logistics Co., Ltd.	Japan	Warehousing, customs clearance and real estate leasing	100.00
	Bussan Capital Corp.	Japan	Securities investment, commercial finance and related activities	100.00
	Mitsuibussan Insurance and Consulting Co., Ltd.	Japan	Property and casualty insurance consignment and agency services	100.00
	Tri-Net (Japan) Inc.	Japan	International integrated transportation services	100.00
	Tri-Net Logistics (Asia) Pte. Ltd.	Singapore	International integrated transportation services	100.00

Americas	Mitsui & Co. (U.S.A.), Inc.	United States	Trade	100.00
	Mitsui & Co. (Canada) Ltd.	Canada	Trade	100.00
	Mitsui Brasileira Importação e Exportação S.A.	Brazil	Trade	100.00
	Mitsui Steel Development Co., Inc.	United States	Investments in steel-related businesses	100.00
	Mitsui Steel, Inc.	United States	Wholesale and SCM service of steel products	100.00
	Channel Terminal Corp.	United States	Investments in tank leasing business	100.00
	Champions Pipe & Supply, Inc.	United States	Sales of steel pipes	94.00
	Mitsui Tubular Products, Inc.	United States	Sales of steel pipes	100.00
	Mitsui Auto Steel Canada Inc.	Canada	Warehouse services for storage and handling of auto steel	100.00
	Mitsui Comtek Corp.	United States	Electronics and IT-related business	100.00

				Ownership	Voting
		Country of		Interest	Power
Operating Segment	Company	Incorporation	Principal Business	(%)	(%)

	CornerStone Research & Development, Inc.	United States	Processing and packaging of healthcare foods and supplements	100.00
	Westport Petroleum, Inc.	United States	International trading of petroleum products and crude oil	100.00
	Portac, Inc.	United States	Manufacture of lumber and lumber products	100.00

Europe	Mitsui & Co. Europe PLC	United Kingdom	Management of business in Europe and Africa	100.00
	Mitsui & Co. UK PLC	United Kingdom	Trade	100.00
	Mitsui & Co. International (Europe) B.V.	Netherlands	Investments and financial services	100.00
	Mitsui & Co. Deutschland GmbH	Germany	Trade	100.00
	Mitsui & Co. Benelux S.A./N.V.	Belgium	Trade	100.00
	Mitsui & Co. France S.A.S.	France	Trade	100.00
	Mitsui & Co. Italia S.p.A.	Italy	Trade	100.00

Other Overseas Areas	Mitsui & Co. (Hong Kong) Ltd.	Hong Kong, China	Trade	100.00
	Mitsui & Co. (Shanghai) Ltd.	China	Trade	100.00
	Mitsui & Co. (Taiwan) Ltd.	Taiwan	Trade	100.00
	Mitsui & Co. (Thailand) Ltd.	Thailand	Trade	100.00
	Mitsiam International Ltd.	Thailand	Trade	52.91	55.00
	Mitsui & Co. (Australia) Ltd.	Australia	Trade	100.00
	Mitsui & Co. (Middle East) E.C.	Bahrain	Trade	100.00

All Other	Bussan Credit Co., Ltd.(6)	Japan	Financial services	100.00
	Mitsui Knowledge Industry Co., Ltd.	Japan	Planning, development, maintenance and operation of computer systems	67.35	67.37
	Mitsui & Co., Asia Investment Ltd.	Singapore	Financial services	100.00

(1)	Changed its corporate name to SINTSUDA CORPORATION in April 2005

(2)	Changed its corporate name from Bussan Transportation System Co., Ltd. in July 2004

(3)	Changed its corporate name from Mitsui & Associates Telepark Corporation in October 2004

(4)	Changed its corporate name from Xion Holdings, Inc. in January 2005

(5)	Changed its corporate name from Carbon Nanotech Research Institute Inc. in April 2004

(6)	Changed its corporate name to Mitsui & Co. Financial Services Ltd. in April 2005

D.	Property, Plants and Equipment.
      The following table provides a list of our principal property, plants and equipment as of March 31, 2005.

Property, Plants and
Equipment Description		Size or Annual
(Holder or Lessee Other than Mitsui)	Location	Production Capacity	User of Property

(Sft: Square feet,
Mt: Metric Ton)
In Japan:
Mitsuibussan Building	Tokyo	1,321,572 Sft	Office use (Corporate Headquarters)
Osaka Mitsuibussan Building	Osaka	463,404 Sft	Office use

Property, Plants and
Equipment Description		Size or Annual
(Holder or Lessee Other than Mitsui)	Location	Production Capacity	User of Property

(Sft: Square feet,
Mt: Metric Ton)
Nagoya Mitsuibussann Building	Nagoya	152,471 Sft	Office use
Hibiya Central Building	Tokyo	509,841 Sft	Office building for lease
Bussan Building Annex	Tokyo	210,705 Sft	Office building for lease
Company Housing & Dormitory	Chiba	39,331 Sft	Employees’ residential facility
Human Resource Development Center	Shizuoka	25,372 Sft	Training facility
Land and equipment (Mitsui Liquefied Gas Co., Ltd.)	Ishikawa	852,072 Sft	Liquefied petroleum gas terminal
Wakamatsu Building & Shinsuna Bayside Building (Bussan Real Estate Development Co., Ltd.)	Tokyo	172,406 Sft	Office building for lease
Land (MITSUI FOODS Co., LTD)	Saitama	71,171 Sft	Distribution center
Land and equipment (DAI-ICHI BROILER CO., LTD.)	Aomori	46,102 Sft	Broiler processing factory
Land and equipment (Mitsui Norin Co., Ltd.)	Yamanashi	339,871 Sft	Tea leaf processing factory
Sun East Shinonome Building & Sun East Tatsumi Building (Nitto Logistics Co., Ltd.)	Tokyo	129,221 Sft	Office use and office building for lease
Tojin Building (TOSHIN SOKO KAISHA, LTD.)	Tokyo	26,759 Sft	Office use and office building for lease
Overseas:
Office Space (Mitsui & Co. (U.S.A.), Inc.)	United States	199,524 Sft	Office space leased from others
Equipment (Mitsui Coal Holdings Pty. Ltd.)	Australia	7,760,000 Mt	Mining equipment for coal
Land and plants (Mitalco Inc.)	United States	465,098 Sft	Aluminium smelting factory
Equipment (Mitsui Iron Ore Development Pty. Ltd.)	Australia	21,099,000 Mt	Mining equipment for iron ore
Equipment (Mitsui-Itochu Iron Pty. Ltd.)	Australia	2,449,000 Mt	Mining equipment for iron ore
Equipment (Sesa Goa Limited)	India	2,573,000 Mt	Mining equipment for iron ore
Land and plants (P.T. Kaltim Pasifik Amoniak)	Indonesia	579,397 Sft	Ammonia manufacturing plant
Land and plants (Novus International, Inc.)	United States	636,826 Sft	Methionine production facility
Shopping centers (MBK Newport Inc.)	United States	186,237 Sft	Leasing asset
Chemical tank yard (Mitsui & Co. (U.S.A.), Inc.)	United States	11,495,355 Sft	Chemical tank

(1)	Information on our mining activities related to Mitsui Coal Holdings Pty. Ltd., Mitsui Iron Ore Development Pty. Ltd., and Mitsui Itochu Iron Pty. Ltd. that are located in Australia is shown in “Iron and Steel Raw Materials Unit” of “B. Business Overview” in this Item and “Mining Activities” below.

     In addition to the above, our major assets leased to others as of March 31, 2005 were as below:

•	Clio Marine Inc. (Liberia), Lepta Shipping Co., Ltd. (Liberia) and LPG Transport Service Ltd. (Bermuda) own ocean vessels leased to foreign and domestic shipping companies whose combined book value amounting to ¥26 billion;

•	Mitsui Rail Capital Holdings, Inc. (the United States) owns rolling stock mainly leased to railway companies in the Unites States amounting to ¥8 billion as book value; and

•	Tombo Aviation Inc. (the United States) and Tombo Capital Corporation (Japan) own aircraft leased to foreign and domestic airline companies amounting to ¥25 billion as book value of the total of two companies.
      For information on our oil and gas producing activities, see “Supplementary Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report.
      A portion of the land, buildings and equipment owned by us is subject to mortgages or other liens. As of March 31, 2005, the aggregate amount of such mortgages or other liens was ¥31.5 billion. We know of no material defect in our title to neither of any of the properties nor of any material adverse claim with respect to them, either pending or contemplated.
      We consider our offices and other facilities to be well maintained and believe that our plant capacity is adequate for our current requirements. For the information on plans to construct, expand or improve facilities, in particular those related to mineral resource projects and oil and gas projects, see relevant descriptions in “Item 4.A. History and Development of the Company — Capital Expenditure,” “Metal Products & Minerals Segment” and “Energy Segment” of “Item 4.B. Business Overview” and “Mining activities” below in this section.
      We do not believe there are any material environmental issues that would affect the utilization of our assets.

Mining Activities
      The information regarding our mining activities are provided below.
IRON ORE
Name of Joint Venture or Investee(1)
Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest
Area of Mining Operation (Region, State, Country)

		Type of
Name of		Mineral	Fe Basis	Means of Access to the		Type of
Mines(2)	Location	Resources(3)	(%)	Property	Title/Lease	Mine	Power Source

Robe River Iron Associates
Mitsui Iron Ore Development Pty. Ltd. (33%)
Pilbara Region, Western Australia, Australia

Mesa J	Near Pannawonica, 200 km southwest of Cape Lambert	Pisolite	57.1	Railway and port in Cape Lambert (owned by Robe River Iron Associates and operated by Pilbara Iron Pty Ltd.)	Agreements for life of mine with Government of Western Australia	Open pit	Supplied by Pilbara Iron Pty Ltd.
West Angelas	West Angelas, 330 km southeast of Cape Lambert	Marra Mamba	62.2	Same as above	Same as above	Open pit	Same as above

Mount Newman Joint Venture
Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)
Pilbara Region, Western Australia, Australia

Mt. Whaleback	Near the town of Newman, 426 km south of Port Headland	Brockman Marra Mamba	62.2 62.6	Railway (owned and operated by Mount Newman Joint Venture) and port in Port Headland (owned and operated by Mount Newman Joint Venture)	Mineral lease granted in 1967 under the Iron Ore (Mount Newman) Agreement Act 1964 scheduled to expire in 2009 with rights for successive renewals for 21 years	Open pit	Supplied by Alinta Ltd. (partially owned by the state)

Yandi Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Marillana Creek	92 km north of Newman, 310 km south of Port Headland	Channel Iron Deposit	57.6	Rail spur (owned by Yandi Joint Venture) connected to the main Newman/ Hedland line (owned and operated by Mount Newmani Joint Venture) and port inn Port Hedland (ownd and operated by Mount Newman Joint Venture)	Mining lease granted in 1991 under the Iron Ore (Marillana Creek) Agreement Act 1991 scheduled to expire in 2012 with the right to extend for additional 42 years	Open pit	Supplied by Alinta Ltd. (partially owned by state)

		Type of
Name of		Mineral	Fe Basis	Means of Access to the		Type of
Mines(2)	Location	Resources(3)	(%)	Property	Title/Lease	Mine	Power Source

Mount Goldsworthy Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

North Area (Yarrie) (Nimingarra)	210 km east of Port Headland	Nimingarra	61.9	Railway (owned and operated by Mount Goldsworthy Joint Venture) and port in Port Headland (owned and operated by Mount Goldsworthy Joint Venture)	Multiple mineral leases under the Iron Ore (Mount Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy— Nimingarra) Agreement Act 1972. The last one expires in 2014, with rights of renewal over these leases for successive 21-year periods.	Open pit	Supplied by Alinta Ltd. (partially owned by state)
Area C	120 km northwest of Newman, 37 km southwest of Yandi	Marra Mamba	62.2	Rail spur (owned by Goldsworthy Joint Venture) connecting to the Yandi spur line (owned by Yandi Joint Venture) and then onto the main Newman/ Hedland line (owned and operated by Mount Newman Joint Venture) and port in Port Hedland (owned and operated by Goldsworthy Joint Venture)	Same as above	Open pit	Supplied by Alinta Ltd. (partially owned by state)

Sesa Goa Limited
Sesa Goa Limited (51%)
Goa and Karnataka, India

Codli	Goa, India	Fines/Lumps	54.0	Barge and port in Mormugao	Combination of own lease and sub lease	Open pit	Supplied by state
Sonshi	Goa, India	Fines/Lumps	54.0	Barge and port in Mormugao	Combination of own lease and sub lease	Open pit	Supplied by state
Chitradurga	Karnataka, India	Fines/Lumps	60.0	Railway, truck and shipping facility at Mormugao and Chennai	Combination of own lease and sub lease	Open pit	Supplied by state
Hospet	Karnataka, India	Fines/Lumps	60.0	Railway, truck and shipping facility at Mormugao and Chennai	Combination of own lease and sub lease	Open pit	Supplied by state

(1)	The term “Investee” refers only to Sesa Goa Limited.

(2)	“Name of Mines” indicates the names of principal producing mines.

(3)	“Pisolite”, “Marra Mamba”, “Brockman”, “Channel Iron Deposit” and “Nimingarra” refer to the types of iron ore that are found in the Pilbara region of Western Australia.

COAL
Name of Joint Venture or Investee
Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest(2)
Area of Mining Operation (Region, State, Country)

Name of		Type of	Means of Access to		Type of	Power
Mines(3)	Location	Resources	the Property	Title/Lease	Mine	Source

BHP Mitsui Coal Pty. Ltd.
BHP Mitsui Coal Pty. Ltd.(1) (20%)
Queensland, Australia

Riverside	In the Bowen Basin, 145 km west of Mackay	Metallurgical coal	Railway (Queensland Rail) and port in Mackay	Leases granted by State and renewable subject to State’s discretion	Open pit	State owned grid
South Walker Creek	In the Bowen Basin, 145 km west of Mackay	Metallurgical coal	Same as above	Same as above	Open pit	State owned grid

Bengalla Joint Venture
Mitsui Coal Holdings Pty. Ltd. (10%)
New South Wales, Australia

Bengalla	West of Muswellbrook in the Upper Hunter Valley	Metallurgical coal and thermal coal	Railway and port at Newcastle	Leases granted by State	Open pit	State owned grid

Kestrel Joint Venture
Mitsui Coal Holdings Pty. Ltd. (20%)
Queensland, Australia

Kestrel	In the Bowen Basin, 300 km west of Rockhampton	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

Moura Joint Venture
Mitsui Coal Holdings Pty. Ltd. (49%)
Queensland, Australia

Moura	In the Bowen Basin 185 km southwest of Gladstone	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Open pit	State owned grid

German Creek Joint Venture
Mitsui Coal Holdings Pty. Ltd. (30%)
Queensland, Australia

German Creek	In the Bowen Basin, 250 km southwest of Mackay	Metallurgical coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

(1)	“BHP Mitsui Coal Pty. Ltd.” indicates the name of the company established by BHP Billiton plc and Mitsui.

(2)	BHP Mitsui Coal Pty. Ltd. is our associated company in which Mitsui has 20% interest. Mitsui Coal Holdings Pty. Ltd. is our subsidiary which owns interests in Bengalla Joint Venture, Kestrel Joint Venture, Moura Joint Venture and German Creek Joint Venture.

(3)	“Name of mines” indicates the names of principal producing mines.

     A brief history and the present condition of each of the above-mentioned mines, including the current state of development, if applicable, are provided below.
IRON ORE
Name of Joint Venture or Investee
Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest
Area of Mining Operation (Region, State, Country)

Robe River Iron Associates
Mitsui Iron Ore Development Pty. Ltd. (33%)
Pilbara Region, Western Australia, Australia

Mesa J	The development of Robe River project began in 1962(*) near Pannawonica. The Robe River project was commissioned and the first shipment was made in 1972. Iron ore reserves at the Mesa J production Base provide the cornerstone of Pannawonica’s sinter fines and lump output. Development of Mesa J began in 1992, and all mine administration, workshops, warehousing and other support facilities were integrated there in 1994. Process Plant 1 was commissioned in 1999 and Process Plant 2 in 2001. The plant processes clay-contaminated pisolite, sub-grade material which was once discarded, to reduce contaminants and retain on-specification ore. Total material hauled at Mesa J is between 65 and 75 million tonnes per year. From this production base, the joint venture produces approximately 32 million tonnes of iron ore each year.
West Angelas	The development of West Angelas began in 1998. Mining of ore commenced in March 2002. The West Angelas deposits contain Marra Mamba type iron ore with higher iron content than Robe River’s Mesa J mine. The West Angelas operation is comprised of an open pit mine; a crushing and screening ore processing plant producing lump and sinter fines iron ore, as well as stockpiling, reclaiming and train-loading facilities. Expansion of West Angelas mine is well advanced to increase its capacity from its current 20 million tonnes per year to 25 million tonnes per year by the third quarter of 2005.

(*)	The Robe River project was originally started by Cleveland Cliffs Iron Company, an iron and steel producer in the United States. Since then, there were major changes in ownership before Rio Tinto took a 53% stake in Robe River Iron Associates in 2000.
Mount Newman Joint Venture
Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)
Pilbara Region, Western Australia, Australia

Mount Whaleback	The joint venture began production in 1969 at the Mount Whaleback ore body. Today, production continues to be sourced from the major Mount Whaleback ore body and is complemented by production from other ore bodies. The facilities at Mount Whaleback include primary and secondary crushing plants with a nominal capacity of 35 million tonnes of product per year, a heavy media beneficiation plant with an annual capacity of 8 million tonnes and a train-loading facility. The mining plant and port facilities were originally built in the late 1960’s and have been maintained and enhanced many times since then. The Rapid Growth Project 2 (“RGP2”) was approved in October 2004. The project comprises increases in mine, rail and port capacity through the development of Ore Body 18, purchases of additional rolling stock and a new car dumper at Finucane Island. Engineering activities are well advanced, tendering procurement processes are underway and initial site activities have commenced. The project will increase installed capacity at Western Australian Iron Ore to 118 million tonnes per annum by the second half of 2006. Development costs are estimated at U.S.$575 million. (Mitsui share U.S.$40 million).

Yandi Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Marillana Creek	Development of the ore body began in 1991. This included construction of a rail connection to the existing Newman/ Headland rail line, crushing and screening facilities with an annual capacity of 10 million tonnes, ore stacker, mine load-out tunnel, and on-site administration infrastructure. The mine’s first shipment of iron ore was in March 1992. Following a number of modifications between 1994 and 2003, Yandi’s capacity has been increased to 42 million tonnes per year, including both fine and lump ores.

Mount Goldsworthy Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

North Area (Yarrie) (Nimingarra)	Mount Goldsworthy was commissioned in 1966 in North Area. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Bay in 1993. Since then, mining has continued from the adjacent Nimingarra mine and Yarrie mine.
Area C	The Area C Mine is operated by the Mount Goldsworthy Joint Venture under the POSMAC JV arrangement. Area C Mine is located near the mines operated by the Yandi Joint Venture and it was officially opened in October 2003. First ore was railed from Area C to Port Headland in August 2003, with the first shipment of ore departing the port in September 2003. Area C represents the largest undeveloped Marra Mamba resource in the Pilbara region. The project involves developing mine infrastructure and a rail spur link to the existing Yandi/ Newman railway.

Sesa Goa Limited
Sesa Goa Limited (51%)
Goa and Karnataka, India

Codli Sonshi	Sesa Goa Limited commenced operations in 1954 in North Goa, India. Sesa Goa’s main mining operations are at the Codli and Sonshi mines. Goan ore tends to be relatively high in alumina content, and most Goan ore is beneficiated to raise the iron content. We acquired 51% interest in Sesa Goa in 1996.
Chitradurga Hospet	The main operation in Karnataka is at Chitradurga mine. A second mine is located at Hospet. These mines are equidistant from the part of Mormugao and Chennai and ore can be shipped from either port.
COAL
Name of Joint Venture or Investee
Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest
Area of Mining Operation (Region, State, Country)

BHP Mitsui Coal Pty. Ltd.
BHP Mitsui Coal Pty. Ltd. (20%)
Queensland, Australia

Riverside	In 1983, the joint venture commissioned the Riverside mine. Riverside mine produces metallurgical coal and has a production capacity of three million tonnes per year. Reserves from Riverside were depleted in March 2005.
South Walker Creek	South Walker Creek became operational in 1998. It produces pulverized coal injection fuel and minor quantities of by- product energy coal. South Walker Creek has a production capacity of four million tonnes per year. Exploration has increased the reserve base in the past year. BHP Mitsui Coal holds undeveloped leases in the Bowen Basin (principally, the areas of Wards Well, Poitrel, Kemmis-Walker and Nebo West).

Bengalla Joint Venture
Mitsui Coal Holdings Pty. Ltd. (10%)
New South Wales, Australia

Bengalla	Development consent was granted in 1996 and production commenced in 1999. Coal & Allied, Rio Tinto’s subsidiary in Australia, acquired its interest in Bengalla in 2001. Its coal preparation plant has a washing capacity of 8 million tonnes per year giving nominal product of 6.6 million tonnes per year. Its plant equipment consists of three stage double roll crushers, dense medium cyclones, spirals, a froth flotation unit, screen bowl centrifuges and automatic stackers/reclaimers.

Kestrel Joint Venture
Mitsui Coal Holdings Pty. Ltd. (20%)
Queensland, Australia

Kestrel	The Kestrel Coal mine, previously known as Gordonstone Mine commenced operation in 1992. Coal is extracted by underground mining. The mine has two longwall units that are operated alternately to minimize downtime and ensure seamless production and reliability. The Kestrel Preparation Plant has been designed to allow the mine to produce low ash coking coal and high energy thermal coal. Production in 2004 was 3.3 million tonnes saleable high quality coking coal and export thermal coal, and the production is expected to rise to 5.5 million tonnes in a few years.

Moura Joint Venture
Mitsui Coal Holdings Pty. Ltd. (49%)
Queensland, Australia

Moura	The Moura Mine commenced operation in 1961. Since 1994, all production at Moura has been from its surface operation. Production tonnage has been increasing steadily throughout the years. Originally the mine was operated by BHP Mitsui Coal Pty Ltd, and after a few changes of ownership, Anglo Coal acquired a 51% share in 2002. In September 2003, the adjacent Theodore deposit was developed which further expanded its capacity. Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalise their existing operations at the Moura mine and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. Joint venture’s capital expenditure is estimated in excess of U.S.$600 million and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be made available for the market in 2007, and consequently annual production will increase from existing 7.0 million tonnes to 12.7 million tonnes of metallurgical and thermal coals.

German Creek Joint Venture
Mitsui Coal Holdings Pty. Ltd. (30%)
Queensland, Australia

German Creek	Open pit mining commenced in 1981. Underground mining in the Central Colliery area started in 1984, while underground mining in the Southern Colliery area began in 1988. Grasstree is a new underground mine being developed within our existing German Creek operations lease area. This mine will produce hard coking coal for our export markets. The mine construction commenced in 2001, underground development work is now underway and the project is on schedule to commence full production in 2006. Lake Lindsay is a potential new open cut mine adjacent to German Creek. Exploration and feasibility studies are currently underway to bring this new mine to production in 2006, gradually increasing up to full production in 2009.

Production Tonnage
IRON ORE

			In Thousands of Tonnes

			Year Ended March 31,

			2005		2004		2003

Joint Venture or Investee and	Mitsui’s Subsidiary or		Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Name of Mines	Associated Company	Location	Production	Share	Production	Share	Production	Share

Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica			31,024	10,238	30,240	9,979	31,155	10,281
West Angelas			19,560	6,455	14,181	4,680	7,342	2,423
Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			34,991	2,449	36,333	2,543	30,348	2,124
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			40,898	2,863	40,548	2,838	35,410	2,479
Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area (Yarrie) (Nimingarra)			5,292	370	7,006	490	8,101	567
Area C			16,753	1,173	3,736	262	—	—
Sesa Goa Limited	Sesa Goa Limited	India
Codli, Sonshi		Goa	2,983	1,521	2,941	1,500	2,402	1,225
Chitradurga, Hospet		Karnataka	2,063	1,052	1,556	794	1,255	640

		TOTAL	153,564	26,121	136,541	23,086	116,013	19,739

Production Tonnage
COAL

			In Thousands of Tonnes

			Year Ended March 31,

			2005		2004		2003

Joint Venture or Investee and	Mitsui’s Subsidiary or		Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Name of Mines	Associated Company	Location	Production	Share	Production	Share	Production	Share

BHP Mitsui Coal Pty. Ltd.	Mitsui Iron Ore Development Pty. Ltd.	Queensland, Australia
Riverside			3,323	665	2,641	528	3,402	680
South Walker Creek			3,658	732	3,927	785	3,341	668
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5,312	531	6,203	620	5,385	539
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	3,282	656	3,322	664	4,091	818
Moura Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	7,023	3,441	5,964	2,922	5,845	2,786
German Creek Joint Venture (1)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	5,782	1,735	5,422	1,627	2,905	872

		TOTAL	28,380	7,760	27,479	7,146	24,969	6,363

(1)	Reflects production tonnage from our participation since July 2002.

Reserve Tonnage
IRON ORE(1)

			In Millions of Tonnes

			Year Ended March 31,

			2005		2004		2003

Joint Venture or Investee and			Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Reserve	Share	Reserve	Share	Reserve	Share

Robe River Iron Associates (2)	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica			172	57	200	66	230	76
West Angelas			418	138	440	145	455	150
Mount Newman Joint Venture (3)	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			955	67	1,026	72	1,193	84
Yandi Joint Venture(3)	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			901	63	641	45	687	48
Mount Goldsworthy Joint Venture(3)	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area			13	1	21	2	28	2
(Yarrie)
(Nimingarra)
Area C			499	35	204	14	209	15
Sesa Goa Limited	Sesa Goa Limited	India
Codli, Sonshi		Goa	55	28	55	28	53	27
Chitradurga, Hospet		Karnataka	30	15	20	10	20	10

		TOTAL	3,043	404	2,607	382	2,875	412

(1)	Reserve of Robe River Iron Associates is proved + probable marketable reserve. (“Marketable reserve” is tonnage after accounting for extraction and beneficiation losses.) Reserve amounts of Mt. Newman, Yandi, Mt. Goldsworthy and Sesa Goa consist of proved + probable recoverable reserve. (“Recoverable reserve” is tonnage after accounting for extraction losses.)

(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2004, 2003 and 2002, respectively. 2005 reserves mean reserves as of the end of December 2004.

(3)	Reserves of Mount Newman Joint Venture, Yandi Joint Venture and Mount Goldsworthy Joint Venture indicate reserves as of the end of June 2004, 2003 and 2002, respectively. 2005 reserves means reserves as of the end of June 2004.
COAL(1)

			In Millions of Tonnes

			Year Ended March 31,

			2005		2004		2003

Joint Venture or Investee and	Mitsui’s Subsidiary or		Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Name of Mines	Associated Company	Location	Reserve	Share	Reserve	Share	Reserve	Share

BHP Mitsui Coal Pty. Ltd.	Mitsui Iron Ore Development Pty. Ltd.	Queensland, Australia
Riverside			3	1	5	1	7	1
South Walker Creek			92	18	96	19	60	12
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	161	16	166	17	185	19
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	120	24	123	25	127	25
Moura Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	208	102	132	65	97	48
German Creek Joint Venture (2)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	78	23	90	27	111	33

		TOTAL	662	184	612	154	587	138

(1)	Proved + Probable Marketable Reserve (“Marketable Reserve” is tonnage after accounting for extraction and processing and preparation losses.)

(2)	Reflects production tonnage from our participation since July 2002 onwards.
    We own 15% profit share of Valepar S.A., which owns 34% of profit share of the common stock and preferred stock of Companhia Vale do Rio Doce (“CVRD”). Accordingly, CVRD’s 5.1% (34% × 15%) of its production and reserve amounts are indirectly attributable to us. The following table provides iron ore production and reserve amounts of CVRD and Mitsui’s share of the production and reserve amounts of CVRD.
Production Tonnage (for the year ended December 31)

Millions of Tonnes

2004		2003		2002

Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Production	Share	Production	Share	Production	Share

211.3	10.8	188.3	9.6	168.7	8.6
Proven and Probable Reserves (as of December 31)

Millions of Tonnes

2004		2003		2002

Total	Mitsui’s	Total	Mitsui’s	Total	Mitsui’s
Reserve	Share	Reserve	Share	Reserve	Share

6,869.1	350.3	4,926.20	251.6	4,458.60	227.7

Oil and Gas Producing Activities
      The following table shows crude oil, condensate, natural gas liquids and natural gas production from our reserves for the three fiscal years indicated:

Production Information

	Millions of Barrels				Billions of Cubic Feet

	Crude Oil, Condensate and
	Natural Gas Liquids(1)				Natural Gas(1)

	Middle				Middle
Year Ended March 31,	East	Oceania	Others	Worldwide	East	Oceania	Others	Worldwide

2005	3	6	5	14	9	49	34	92
2004	2	8	5	15	—	45	29	74
2003	3	8	4	15	—	41	24	65
      The following tables show proved reserves and proved developed reserves of crude oil, condensate, natural gas liquids and natural gas as of the ending date of three fiscal years indicated:

Proved Reserve Information:

Proved Reserves

	Millions of Barrels				Billions of Cubic Feet

	Crude Oil, Condensate and
	Natural Gas Liquids(1)				Natural Gas(1)

	Middle				Middle
Year Ended March 31,	East	Oceania	Others	Worldwide	East	Oceania	Others	Worldwide

At March 31, 2005	24	78	92	194	75	840	1393	2,308
At March 31, 2004	23	49	127	199	84	873	965	1,922
At March 31, 2003	28	52	71	151	—	1,200	221	1,421

Proved Developed Reserves(2)

	Millions of Barrels				Billions of Cubic Feet

	Crude Oil, Condensate and
	Natural Gas Liquids(1)				Natural Gas(1)

	Middle				Middle
Year Ended March 31,	East	Oceania	Others	Worldwide	East	Oceania	Others	Worldwide

At March 31, 2005	24	20	18	62	75	356	82	513
At March 31, 2004	23	21	19	63	84	330	69	483
At March 31, 2003	28	26	18	72	—	364	58	436

(1)	1 barrel of crude oil = 5,800 cubic feet of natural gas

(2)	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is about 25 percent as of March 31, 2005 and relatively low. The expected costs to develop these undeveloped reserves are estimated to be ¥314 billion in total as of March 31, 2005. The major undeveloped reserves are attributable to an associated company in Russia and an associated company in Australia. It is expected to commence the production of crude oil in 2006 and LNG in 2007, for the associated company in Russia. In relation to the associated company in Australia, the production of crude oil and LNG has already commenced at the existing facilities. The drilling of additional development wells will be performed over the project life according to the drilling program of the project.
     Information on our oil and gas producing activities is shown in the “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report. And also see “Operating and Financial Review and Prospects — Operating Results by Operating Segment — Results of Operations for the Year Ended 31, 2005 — Energy Segment.”

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results
      You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our consolidated financial statements, that appear elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.
      As used in this Operating and Financial Review and Prospects, “Mitsui” is used to refer to Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha), and “we,” “us,” and “our” are used to indicate Mitsui & Co., Ltd. and subsidiaries, unless otherwise indicated.
      In the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements, the “Company” is used to refer to Mitsui & Co., Ltd., and the “companies” is used to refer to Mitsui & Co., Ltd. and subsidiaries, unless otherwise indicated.
      All references to “Note” throughout the Operating and Financial Review and Prospects relate to the Notes to Consolidated Financial Statements contained elsewhere in this Annual Report.
      Throughout the Operating and Financial Review and Prospects, we describe the domicile of our subsidiaries and associated companies, in parentheses following names of those companies. For example, Arcadia Petroleum Ltd. (United Kingdom) means that the company’s name is Arcadia Petroleum Ltd. and that it is domiciled in the United Kingdom.
      Operations of a subsidiary that either have been disposed of or are classified as held for sale have been accounted for as discontinued operations under accounting principles generally accepted in the United States of America (“U.S. GAAP”) This means that income statement and cash flow information are reclassified for all years presented to separate the discontinued operations from our continuing operations. This presentation is required by U.S. GAAP and facilitates historical and future trend analysis of our continuing operations.
      Subsequent to the issuance of the consolidated financial statements for the year ended March 31, 2004, we decided to classify financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from interest expense, net of interest income to other sales and cost of other sales, respectively. This change reflects the growing financing operations of the subsidiaries and has been made to more fairly present their financing transactions in the Statements of Consolidated Income. Specifically, we reclassified the financing revenues and costs from interest expense, net of interest income to other sales and cost of other sales, respectively, and restated the Statements of Consolidated Income for the prior years to conform to the current year presentation.

Key Performance Measures Under Management’s Discussion
      Although our operating results and financial condition are influenced by various factors, management believes that as of the end of the fiscal year under review the following indicators can be usefully employed to discuss trends in our performance and financial condition.
     Gross Profit, Operating Income* and Equity in Earnings of Associated Companies
      We undertake worldwide trading in various commodities, involving diversified risk-return profiles, from conventional intermediary services as agent to development and production of mineral resources and energy. In this context, changes in the amounts of gross profit, operating income and equity in earnings of associated companies by operating segment reflect the overall progress of our businesses, and greatly affect the amount of net income in the Statements of Consolidated Income. For further information, please refer to the table of “Operating segment information” and subsequent discussions in “Operating Results by Operating Segment” in this Operating and Financial Review and Prospects.
     Trends in the Price of and Supply-Demand for Mineral Resources and Energy
      Our operating results are influenced by conditions of various commodity markets. In recent years, our operating results have been influenced by supply-demand balance and price fluctuations for mineral resources and energy that have been driven principally by expanding demand from China, and the importance of our mineral resources and energy operations in our overall operating results has increased. For further information regarding trends and prospects in this field, please refer to the sections relating to the Metal Products & Minerals Segment and the Energy Segment in “Operating Results by Operating Segment.”
     Investment Plans and Financial Leverage
      We are engaged in expanding our investments in core areas such as development projects of mineral resources and energy and infrastructure projects including power generation and also in developing and strengthening new businesses in consumer-oriented and other growing key areas. Based on our Medium-Term Strategic and Financial Plan ending March 2006 as announced in May 2004, each of our operating segments is expanding these business investments. Mitsui is monitoring and managing our financial leverage with a view of securing efficient return on equity as well as maintaining and improving credit ratings and obtaining a stable supply of funding in order to secure the capital resources required for these investments and to refinance our interest-bearing debt. For further discussion on these investments and related financial policies, please refer to “B. Liquidity and Capital Resources” in this Operating and Financial Review and Prospects.

*	Operating Income
          Operating income is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses, (c) provision for doubtful receivables and (d) government grant for transfer of substitutional portion of the Employee Pension Fund (“EPF”), as presented in the Statements of Consolidated Income.

Results of Operations

Summary of Operations for the Year Ended March 31, 2005

Operating Environment
      The global economy continued the steady improvement that began in the middle of the year ended March 31, 2004. Principal developments in the economic environment that influenced our results of operations during the year ended March 31, 2005 included the following:

•	The global economy expanded steadily, driven by growth in the United States as well as emerging countries in Asia, particularly China, and other regions. Contributing factors included higher consumption and housing investment resulting from historically low interest rates as well as acceleration of demand for motor vehicles and firm infrastructure developments in emerging economies.

•	These factors contributed to a substantial increase in global trade, supported by very strong demand from Asia, particularly China, and spurred the rising trend in commodity prices such as crude oil, iron ore, coal and non-ferrous metals since the previous fiscal year.

•	The Japanese economy continued to recover in the first half of the year under review, underpinned by strong exports to high-growth areas of Asia, and higher capital expenditure as corporate earnings improved in Japan. In the second half of the fiscal year, however, economic recovery slowed down especially in the manufacturing section in response to inventory adjustments in the home electronic equipment and IT-related markets as well as concerns about oil price rise.

•	The Bank of Japan continued its quantitative easing policy, and short-term interest rates remained very low. In the United States, meanwhile, the Federal Reserve Board (“FRB”) began progressively raising interest rates beginning in June 2004 in order to restrain inflationary expectations.
     Summary of Operations for the Year Ended March 31, 2005
      For the year ended March 31, 2005, we recorded net income of ¥121.1 billion, an increase of ¥52.7 billion, or 77.0%, from ¥68.4 billion recorded for the year ended March 31, 2004. As outlined below, gross profit and equity in earnings of associated companies made significant contributions, while the increase in net other income and expenses was relatively small.

•	Gross profit increased by ¥111.9 billion, or 18.2%, to ¥725.8 billion for the year ended March 31, 2005, compared with ¥613.9 billion for the year ended March 31, 2004. Overseas subsidiaries in the Metal Products & Minerals Segment generated higher gross profit due to price rises and increased shipments of iron ore and coal while gross profit grew in the Energy Segment supported by higher crude oil prices. In addition, market transactions in areas such as commodity derivatives and oil trading performed well.

•	Net other income and expenses increased ¥25.1 billion, or 4.8%, to ¥550.2 billion for the year ended March 31, 2005, compared to ¥525.1 billion for the year ended March 31, 2004.

—	Compensation and other charges related to DPF incident of ¥36.0 billion was recorded for user response plans including free product replacement and compensation for relevant subsidy providers relating to diesel particulate filters (“DPF”s), which is discussed in “Discussion and Analysis of Operating Results for the Year Ended March 31, 2005 — Compensation and Other Charges Related to DPF incident” below.

—	Selling, general and administrative expenses increased ¥24.5 billion in the year ended March 31, 2005, largely because there was no government grant for the transfer of the substitutional portion of the Employee Pension Fund (“EPF”, compared to ¥17.2 billion recorded in the year ended March 31, 2004.

—	With regard to loss on write-down of securities and other expense — net, the figures recorded in these categories for the year under review reflect the absence of large one-time expenses such as those recorded in the year ended March 31, 2004 of ¥21.7 billion for the write-down of securities relating to investment in the Japanese telecommunications carrier POWERDCOM, Inc. and ¥13.7 billion for the settlement of an antitrust lawsuit filed against a feed ingredient manufacturing subsidiary Bioproducts, Inc. (the United States).

•	Equity in earnings of associated companies rose by ¥25.8 billion, or 64.3%, to ¥65.9 billion for the year ended March 31, 2005, compared with ¥40.1 billion for the year ended March 31, 2004. As was the case with gross profit, this reflected the strong performance of associated companies in the Metal Products & Minerals Segment and the Energy Segment that benefited from the rise in commodity prices.
      Due to the increase in gross profit and equity in earnings of associated companies outlined above, net income for the year ended March 31, 2005 from overseas subsidiaries and associated companies reached ¥117.9 billion, significantly higher than the ¥53.5 billion recorded for the year ended March 31, 2004.
      The impact of foreign currency exchange fluctuations on net income for the year ending March 2006 will depend on the net income denominated in local currencies of overseas subsidiaries and associated companies; however, based on net income in the business plans of these companies covering the year ending March 2006, yen’s appreciation by ¥1 against 1 U.S. dollar would have the net effect of reducing net income by approximately ¥1.3 billion.
      During the year ended March 31, 2005 the U.S. dollar continued to weaken against the yen, against a background of worsening current account and federal deficits and higher oil prices. The average U.S. dollar-yen exchange rate during the year ended March 31, 2005 was ¥107.60 = U.S.$1, representing yen appreciation of ¥5.16, or 4.6%, over the average rate during the year ended March 31, 2004 of ¥112.76 = U.S.$1.

Discussion and Analysis of Operating Results for the Year Ended March 31, 2005

Revenues
      In accordance with U.S. GAAP, revenues are reported based on the gross amount billed to a customer or on the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier). Revenues are reported based on gross amounts for transactions where we have the related risks and rewards such as transactions where we are a primary obligor in the arrangement, and/or assume general inventory risk without any significant mitigation of our risk level. Revenues are reported based on net amounts where we assume a low degree of related risks and rewards, effectively acting as an agent for the applicable products or services. A typical example is a transaction where we receive a commission or fee at a fixed rate based on transaction volume or amount.
      We classified our revenues into sales of products, sales of services and other sales with the corresponding costs of revenues.

Sales of Products
      Sales of products include the sale of various products as a principal in transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, food and machinery, the development, production and sale of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate.

      During the year ended March 31, 2005, sales of products were ¥2,980.8 billion, an increase of ¥490.8 billion, or 19.7%, from the ¥2,490.0 billion recorded for the year ended March 31, 2004. The major reasons classified by products are as follows:

•	Revenues from sales of chemicals rose ¥208.2 billion principally because of increases in Mitsui’s sales of petrochemical products, reflecting higher prices for petroleum products due to higher crude oil prices, and increases in volume driven by the strong demand in China and other Asian countries.

•	Revenues from sales of energy increased by ¥86.3 billion. The average crude oil price (basis of Japan Crude Cocktail) during the year ended March 31, 2005 was U.S.$36 per barrel, compared to U.S.$29 for the year ended March 31, 2004, driven by strong demand from China and uncertainty in supply from the Middle East and other areas. In this environment, revenues from sales of crude oil and oil products increased at Westport Petroleum Inc. (the United States) and revenues increased domestically as oil product sales companies, Mitsui Oil Co., Ltd. (Japan) and Kokusai Oil & Chemical Co., Ltd. (Japan) were able to transfer higher crude oil cost in their wholesale and retail pricing.

•	Revenues from sales of iron and steel increased ¥85.3 billion. In the year ended March 31, 2005, with long-term contract prices for iron ore 18.6% higher than in the year ended March 31, 2004, subsidiaries in mineral resource business such as Sesa Goa Limited (India) and Mitsui Iron Ore Development Pty. Ltd. (Australia) achieved higher revenues. Also, supported by a strong market for steel products in North America, China and elsewhere in Asia, Champions Pipe & Supply, Inc. (the United States), engaged in oil pipe sales, recorded higher revenues.
          Sales of Services
      Sales of services include the revenues from trading margins and commissions related to various trading transactions in which we act as a principal or an agent. Specifically, we charge a commission for the performance of various services such as logistic and warehouse services, information and communication services and technical support. For some back-to-back sales and purchase transactions of products, we act as a principal and record the net amount of sales and purchase prices as revenues. We also facilitate conclusion of the contracts between manufacturers and customers and deliveries of the products between suppliers and customers.
      For the year ended March 31, 2005, sales of services were ¥435.2 billion, an increase of ¥10.7 billion, or 2.5%, from ¥424.5 billion for the year ended March 31, 2004. Principal reasons for this increase included higher revenues from information and communications services accompanying the acquisition of former associated company NextCom K.K. (Japan) during the year ended March 31, 2005, and strong performance in cell phone sales at Telepark Corp. (Japan).

Other Sales
      Other sales principally include the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, the revenues from leasing activities of real estate, aircraft, ocean transport vessels, rolling stock and equipment and the revenues from external consumer financing.
      For the year ended March 31, 2005, other sales were ¥109.8 billion, an increase of ¥41.4 billion, or 60.5%, from ¥68.4 billion for the year ended March 31, 2004, which was primarily attributable to:

•	Derivative trading revenues were ¥45.4 billion for the year ended March 31, 2005, an increase of ¥27.2 billion from ¥18.2 billion for the year ended March 31, 2004. The principal reasons for this increase were strong crude oil trading performance at Arcadia Petroleum Ltd. (United Kingdom) and strong energy derivatives trading at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) in the context of extremely high volatility in the crude oil market; and

•	Leasing revenues were ¥55.4 billion for the year ended March 31, 2005, an increase of ¥13.2 billion from ¥42.2 billion for the year ended March 31, 2004.

Gross Profit

Gross Profit Classified by Category of Revenues
      For the year ended March 31, 2005, gross profit (“GP”) was ¥725.8 billion, an increase of ¥111.9 billion, or 18.2%, from ¥613.9 billion for the year ended March 31, 2004. The GP ratio (the ratio of GP to revenues) for the year ended March 31, 2005 was 20.6%, in line with the year ended March 31, 2004. Changes in GP and GP ratio classified by category of revenues are set forth below:

	Billions of Yen

	Years Ended March 31,

			2004
	2005		As Restated		Change

	GP	GP Ratio	GP	GP Ratio	GP	GP Ratio

Gross profit from sales of products	¥296.6	10.0%	¥197.4	7.9%	¥ 99.2	2.1%
Gross profit from sales of services	366.2	84.1%	383.1	90.2%	(16.9)	(6.1)%
Gross profit from other sales	63.0	57.4%	33.4	48.8%	29.6	8.6%

Total	¥725.8	20.6%	¥613.9	20.6%	¥111.9	0.0%

      The GP ratio from sales of products for the year ended March 31, 2005 was 10.0%, an increase of 2.1 points compared to the year ended March 31, 2004. This increase was mainly due to the rate of increase in revenue at our natural resources development subsidiaries outpacing the rate of increase in costs of revenues, due to the surge in prices for natural resources. In particular, Sesa Goa Limited (India) and Mitsui Iron Ore Development Pty. Ltd. (Australia), both of which are engaged in the development and production of iron ore, saw significant increases in gross profit driven by rising prices of iron ore, as did Mitsui Coal Holdings Pty. Ltd. (Australia) which is engaged in the development and production of metallurgical coal and thermal coal. In the product of energy, gross profit increased at Mitsui E&P Middle East B.V. (Netherlands) which is engaged in development and production of crude oil in Oman due to a major rise in crude oil prices.
      The GP ratio from sales of services for the year ended March 31, 2005 was 84.1%, a decrease of 6.1 points compared to the year ended March 31, 2004. This decrease was mainly due to a relative increase in transactions where the total billed amounts were reported as revenues, compared to transactions where the net amount of sales and purchase prices were reported as revenues with GP ratio of 100%. Specifically, NextCom K.K. (Japan), formerly an associated company, became a subsidiary in the third quarter of the year ended March 31, 2005, which resulted in an increase in the transactions for which gross billed amounts are reported as revenue in network configuration, operation and maintenance services. Also at Mitsui, an increase in such transactions was recorded in the logistic services business. Moreover, at Mitsui and many of its subsidiaries, transactions reported based on net amounts, where we assume a low degree of related risks and rewards declined relatively.
      The GP ratio in other sales for the year ended March 31, 2005 was 57.4%, an increase of 8.6 points compared to the year ended March 31, 2004. This increase was mainly due to a major increase in revenues from derivative commodity instruments held for trading purpose reported in net amount, principally an increase in revenues from crude oil trading at Arcadia Petroleum Ltd. (United Kingdom), energy derivative transactions at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), and commodities derivative and foreign exchange transactions at Mitsui, generally driven by the extremely high volatility in the crude oil markets.

Gross Profit Classified by Operating Segment
      For the year ended March 31, 2005, the growth in gross profit was attributable to the operating segments as set forth below:

•	The Metal Products & Minerals Segment recorded significant increases, as the market for metal raw materials and products rose on strong demand from Asia, particularly China, along with an increase in transaction volume. For the year ended March 31, 2005, iron ore prices under long term contracts rose 18.6%. Sesa Goa Limited (India) and Mitsui Iron Ore Development Pty. Ltd. (Australia) recorded major increases. And Mitsui Coal Holdings Pty. Ltd. (Australia), which is involved in the development of metallurgical coal and thermal coal, also increased gross profit. Steel products operations for the year ended March 31, 2005 generally maintained similar levels of transaction volume to the year ended March 31, 2004, amid price rises and tight demand, with higher gross profit at Mitsui and at domestic and overseas subsidiaries.

•	In the Energy Segment, Arcadia Petroleum Ltd. (United Kingdom) generated significant profit increases as a result of focusing on crude oil trading after reporting losses on petroleum product trading in the year ended March 31, 2004. Mitsui E&P Middle East B.V. (Netherlands), which is engaged in crude oil production in Oman, and Mittwell Energy Resources Pty. Ltd. (Australia), our crude oil and condensate focused subsidiary, saw increased gross profit reflecting rising oil prices.

•	The Consumer Products & Services Segment was firm on the sale of large-scale commercial facilities and residential subdivisions by MBK Real Estate Ltd. (the United States), along with Mitsui’s commodity trading including grain and raw sugar. Moreover, as Mitsui Norin Co., Ltd. (Japan) became a subsidiary from the second quarter of the year ended March 31, 2004, gross profit for the year ended March 31, 2005 — the first year of a full-year contribution — rose ¥5.1 billion compared to the year ended March 31, 2004.

•	In the Logistics & Financial Markets Segment, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) generated increases in energy derivative trading reflecting the extremely high volatility in the crude oil market. Mitsui’s commodities derivative and foreign exchange transactions also produced good results.

•	In the Americas Segment, there were broad expansions in gross profit at steel product subsidiaries including Mitsui Steel Development Co., Inc. (the United States) driven by active demand and firm market prices. Portac, Inc. (the United States), our lumber and lumber products subsidiary, also saw increased gross profit on surging lumber prices.

      Gross profit rose ¥19.9 billion for subsidiaries acquired or established from the second quarter of the year ended March 31, 2004 to the end of the year ended March 31, 2005 compared to the year ended March 31, 2004. Those subsidiaries include NextCom K.K. (Japan), formerly an associated company which has become a subsidiary in the third quarter of the year ended March 31, 2005, and Mitsui Norin Co. Ltd. (Japan) as mentioned above.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses for the year ended March 31, 2005 were ¥518.9 billion, an increase of ¥24.5 billion, or 5.0%, from ¥494.4 billion for the year ended March 31, 2004. The main reasons for this change are listed below:

•	Personnel expenses were ¥257.3 billion for the year ended March 31, 2005, a decrease of ¥3.3 billion from ¥260.6 billion for the year ended March 31, 2004. Personnel expenses at Mitsui improved significantly because of a ¥19.2 billion reduction in amortization of unrecognized net actuarial loss, and operating results for the year ended March 31, 2005 were not impacted by a ¥10.5 billion settlement loss recorded during the year ended March 31, 2004 in relation to the completion of the transfer to the Japanese government of the substitutional portion of the Mitsui Employee Pension Fund (“EPF”). Meanwhile, there was a considerable increase in personnel expenses mainly at overseas subsidiaries. Especially, personnel expenses at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and Arcadia Petroleum Ltd. (United Kingdom), on the back of major increases in gross profit from commodities trading, rose ¥4.6 billion and ¥3.6 billion, respectively, due to large increases in performance linked bonuses to traders.

•	Communication and information expenses were ¥38.6 billion for the year ended March 31, 2005, an increase of ¥5.2 billion over ¥33.4 billion for the year ended March 31, 2004. This increase resulted from the introduction of a new enterprise resource planning system and implementation of a total overhaul of office automation equipment in Mitsui.

•	Selling, general and administrative expenses other than personnel and communication and information expenses were ¥176.7 billion in the year ended March 31, 2005, an increase of ¥22.1 billion from ¥154.6 billion for the year ended March 31, 2004. There was an increased expense of ¥7.4 billion at domestic subsidiaries, mainly due to the ¥3.0 billion increases at the above-mentioned Mitsui Norin Co., Ltd. (Japan). Telepark Corp. (Japan) also recorded an increase of ¥1.9 billion reflecting the expanded cell phone business. Overseas subsidiaries recorded an increase of ¥7.9 billion, including ¥1.0 billion at P.T. Bussan Auto Finance (Indonesia), reflecting an expansion in business activities. There was also an increased expense of ¥6.4 billion including office administration costs and various stamp duties.
      In the same manner as gross profit, selling, general and administrative expenses rose ¥14.6 billion at subsidiaries acquired or established from the second quarter of the year ended March 31, 2004 to the end of the year ended March 31, 2005.

Provision for Doubtful Receivables
      Provision for doubtful receivables for the year ended March 31, 2005 was ¥8.9 billion, a reduction of ¥1.0 billion, or 10.1%, from ¥9.9 billion for the year ended March 31, 2004. In both the years ended March 31, 2005 and 2004, provision for doubtful receivables consisted mainly of individually small provisions for a number of customers. Of those, the major provisions for doubtful receivables in the year ended March 31, 2005 included a ¥0.9 billion provision for a machinery-related domestic customer, while overseas there was a ¥0.8 billion provision for an overseas customer of Mitsui & Co. Energy Risk Management Ltd. (United Kingdom).
      The major provisions for doubtful receivables for the year ended March 31, 2004 included provisions against overseas customers for machinery related transactions, and provisions for domestic and overseas customers in the steel products business.

Interest Expense, Net of Interest Income
      Interest income for the year ended March 31, 2005 was ¥35.5 billion, an increase of ¥5.5 billion, or 18.3%, from the ¥30.0 billion for the year ended March 31, 2004. Interest expenses were ¥43.6 billion, an increase of ¥7.7 billion, or 21.4%, from ¥35.9 billion for the year ended March 31, 2004. As a result, interest expense, net of interest income was ¥8.1 billion, an increase of ¥2.2 billion, or 37.3%, from ¥5.9 billion for the year ended March 31, 2004. A breakdown of the principal changes for the year ended March 31, 2005 is as follows:

•	At Mitsui Sakhalin Holdings B.V. (Netherlands), investments increased to Sakhalin Energy Investment Company Ltd. (Bermuda), and interest expenses rose ¥1.8 billion on the resultant increase in borrowings; and

•	Interest expenses at Mitsui & Co. (U.S.A) Inc. (the United States) rose ¥1.7 billion reflecting a rise in U.S. dollar interest rate.
      Interest rate trends for the year ended March 31, 2005 for the Japanese yen and U.S. dollar, the major currencies in which we have borrowings, are as follows:

•	The average of the month-end Japanese yen three-month LIBOR remained 0.05%, roughly unchanged from the 0.06% during the year ended March 31, 2004, as the Bank of Japan maintained its existing very low interest rate policy. The average interest rate on 10-year Japanese Government Bonds was 1.52%, rising from the 1.16% during the year ended March 31, 2004, as yields slipped gradually in line with the emergence of perceptions of a slowing in the business cycle, after a rise to 1.9% in June 2004 on the back of an improvement in global business sentiment; and

•	The average of the month-end U.S. dollar three-month LIBOR during the year ended March 31, 2005 was 2.13%, up from the 1.16% during the year ended March 31, 2004, reflecting the gradual rise in the Federal Funds target rate to 3.0% by the FRB in the period between June 2004 and May 2005, even as the FRB maintained its easing stance.

Dividend Income
      Our dividend income for the year ended March 31, 2005 was ¥24.6 billion, an increase of ¥6.2 billion, or 33.7%, from ¥18.4 billion for the year ended March 31, 2004. Dividends from LNG projects in the Middle East (Abu Dhabi, Oman and Qatar) were ¥12.8 billion, a ¥4.7 billion increase from the ¥8.1 billion for the year ended March 31, 2004, reflecting their strong performance due to higher oil prices.

Government Grant for Transfer of Substitutional Portion of EPF
      On March 12, 2004, Mitsui completed the transfer of the substitutional portion of EPF, which is a defined benefit pension program established under the Welfare Pension Insurance Law, to the Japanese government. As a result, in the year ended March 31, 2004 a government grant for transfer of the substitutional portion of EPF of ¥17.2 billion was recorded. The grant represents the difference between the accumulated benefit obligations settled with regard to the substitutional portion and the related government-specified portion of the plan assets that were transferred. For information concerning the accounting for the transfer of the substitutional portion of EPF, see Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES.”

Gain on Sales of Securities — Net
      The net realized gain on sales of securities for the year ended March 31, 2005 was ¥34.9 billion, an increase of ¥7.4 billion, or 26.9% from ¥27.5 billion for the year ended March 31, 2004.
      The following is a breakdown of main points related to net gains on sales of securities for the year ended March 31, 2005.

•	In the Machinery, Electronics & Information Segment, we reported a ¥7.2 billion gain on the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, in response to a tender offer, and a ¥4.1 billion gain in Mitsui & Associates Telepark Corporation (Japan), a subsidiary engaged in sales of mobile devices and fixed telecommunication lines, following its initial public offering and listing on the second section of the Tokyo Stock Exchange. (Mitsui & Associates Telepark Corporation changed its name to Telepark Corp. in October 2004.) Also in December 2004, in connection with the merger of a formerly associated company (equity method investee) NextCom K.K. (public company in Japan), a software development and marketing subsidiary BSI Co., Ltd. (non-public company), and a data telecommunications equipment marketing subsidiary ADAM NET Ltd. (non-public company), Mitsui was allotted shares in NextCom K.K. in exchange for shares in two subsidiaries and recorded a ¥3.7 billion gain from the exchange of shares of those two subsidiaries to the extent of the share-down;

•	In the Consumer Products & Services Segment, we recorded a combined ¥4.0 billion gain on sales of shares of netprice, ltd. and VeriTrans, Inc. when they were listed on domestic stock exchanges; and

•	In the Chemical and the Other Overseas Areas Segments, we sold shares in Bangkok Polyethylene Public Company Limited, a maker of high density polyethylene, and recorded a gain of ¥3.9 billion.
      In the year ended March 31, 2004, we recorded a gain of ¥6.7 billion from the sale of shares of SKY Perfect Communications Inc. in the Consumer Products & Services Segment, a gain of ¥4.4 billion from the sale of Caemi Mineração e Metalurgia S.A. in the Metal Products & Minerals Segment, and a gain of ¥1.0 billion from the sale of MODEC Inc. in the Machinery, Electronics & Information Segment.

Gain on Issuance of Stock by a Subsidiary
      As mentioned above in Gains on Sales of Securities — Net, Mitsui & Associates Telepark Corporation registered and issued 8,000 shares of common stock in an initial public offering on the second section of the Tokyo Stock Exchange in April 2004. As a result of the public offering, our ownership interest in Mitsui & Associates Telepark Corporation decreased and we recognized a gain of ¥1.7 billion on this issuance as a separate line item in the Statements of Consolidated Income, under gain on issuance of stock by a subsidiary, in addition to a ¥4.1 billion gain on securities discussed above. For further information, see Note 19, “ISSUANCE OF STOCK BY SUBSIDIARIES AND ASSOCIATED COMPANIES.”

Loss on Write-Down of Securities
      For the year ended March 31, 2005, the loss on write-down of securities was ¥16.5 billion, a decrease of ¥14.5 billion, or 46.8%, from the ¥31.0 billion for the year ended March 31, 2004.
      Stock prices in Japan started to rebound around in May 2003 as the Japanese government’s decision to inject funds into certain banks reduced concerns about the stability of the financial system. Stocks continued to recover towards the end of March 2004 supported by improvements in corporate profits and gradual economic recovery. For the year ended March 31, 2005, within a narrow range between a high of ¥12,163.89 and a low of ¥10,505.05 in the Nikkei Stock Average, the Japanese stock markets experienced repeated minor adjustments due to surging crude oil prices, concern over worldwide inflation, appreciation of the yen and a slowdown in the United States economy. However, the stock markets were underpinned by hopes for recoveries of domestic and overseas economies and an expansion in corporate profits. The Nikkei Stock Average closed at ¥11,668.95, ¥11,715.39, and ¥7,972.71 on March 31, 2005, 2004 and 2003, respectively.
      Reflecting these developments in the stock market, the write-down of marketable securities for the year ended March 31, 2005 reduced slightly to ¥0.6 billion from ¥1.1 billion for the year ended March 31, 2004.
      With respect to non-marketable securities, considering a deterioration in financial conditions due to sluggish advertising revenue, we recorded losses on shares of satellite broadcaster BS-I, INCORPORATED (not the same company as BSI Co., Ltd., listed under Gains on Sales of Securities — Net) and BS Japan Corporation of ¥1.9 billion and ¥1.2 billion, respectively. MBK Australia Resorts Pty, Ltd. (Australia) reported a write-down of ¥1.7 billion based on the estimated sale price for its investment in Mirage Resorts business in Australia. There were also other instances of small losses. For the year ended March 31, 2004, we recorded a ¥21.7 billion loss on shares in POWEREDCOM, Inc, a Japanese telecommunications company, in consideration of the deterioration in its financial position, reflecting the operating loss caused by fierce price competition along with expansion of the Internet and the decrease in revenues from fixed-line business. Setting aside the ¥1.5 billion loss on shares in Mitsui Denman (Ireland) Co., Ltd., write-downs of other non-marketable securities were not significant.

(Gain) Loss on Disposal or Sales of Property and Equipment — Net
      For the year ended March 31, 2005, gain on disposal or sales of property and equipment — net was ¥6.5 billion, an increase of ¥2.4 billion, or 58.5%, over ¥4.1 billion in the year ended March 31, 2004.
      In addition to a ¥3.2 billion gain from the sale of Mitsui’s corporate residences and dormitories, there was a ¥1.8 billion gain from the sale of warehouses for lease by a logistics-related subsidiary, Tri-Net Logistics Management, Inc. (the United States).
      For the year ended March 31, 2004, we recorded a ¥5.7 billion gain from the sale of our corporate residences and dormitories. Those sold in the years ended March 31, 2005 and 2004 had been acquired long before the significant land price increase in Japan in the late 1980s and early 1990s. We also recorded small losses on the sale of aircraft and gas stations for the year ended March 31, 2004.

Impairment Loss of Long-Lived Assets
      The impairment loss of long-lived assets for the year ended March 31, 2005 was ¥21.5 billion, a ¥0.9 billion, or 4.0% decrease from ¥22.4 billion for the year ended March 31, 2004.
      The main elements of impairment losses for the year ended March 31, 2005 were as follows.

•	In the Metal Products & Minerals Segment, we reported a ¥6.5 billion impairment loss on plant facilities at an aluminum smelting subsidiary, Mitalco Inc. (the United States), reflecting the rising trend of electricity costs;

•	We recorded a ¥3.3 billion impairment loss on land for development purposes and a loss of ¥1.3 billion on land for lease, both held domestically by Mitsui; and

•	In the Energy Segment, Mitsui Oil Co., Ltd. (Japan) recorded an impairment loss of ¥2.3 billion mainly on gas stations.
      The main elements of impairment losses for the year ended March 31, 2004 were as follows:

•	Impairment losses on Mitsui’s corporate residences and dormitories of ¥8.0 billion were recorded due to a decline in land prices in Japan. The corporate residences and dormitories on which we recorded impairment losses during the year ended March 31, 2004 had been acquired mainly in the early 1990s;

•	In the Machinery, Electronics & Information Segment, there were impairment losses of ¥4.3 billion that resulted from the exit from and disposal of certain business at NBI Corporation (formerly Toyo Valve Co., Ltd.) and Mitsui Bussan Machinery Co., Ltd.;

•	A combined ¥2.8 billion loss was reported at two domestic subsidiaries that operate golf courses; and

•	In the Energy Segment, Mitsui Oil Co., Ltd. (Japan) reported ¥1.7 billion in impairment losses in connection with the restructuring of its gas stations.
      For more information on impairment losses on long-lived assets, see Note 10, “IMPAIRMENT LOSS OF LONG-LIVED ASSETS,” and on our reevaluation and restructuring of subsidiaries and associated companies, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.”

Compensation and Other Charges Related to DPF Incident
      In November 2004, Mitsui discovered that false data had been produced and submitted to authorities for diesel particulate filters (“DPF“s) manufactured by Mitsui’s subsidiary, PUREarth Incorporated (Japan), and sold by Mitsui. These filters were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. Mitsui sold approximately 21,500 units of the product.
      Mitsui is carrying out a three-part user response plan involving: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing Mitsui’s DPFs in exchange for their redemption and (3) a support program for the purchase of alternative vehicles. In addition, Mitsui has been proceeding with full compensation of relevant subsidies.
      For the year ended March 31, 2005, Mitsui recorded ¥36.0 billion as compensation and other charges related to DPF incident in the Statements of Consolidated Income, consisting of a user response charge of approximately ¥28.0 billion and subsidy compensation of approximately ¥8.0 billion. The user response charge was estimated based on expected costs in each user response plan, which reflects the requirement of each respective user.

      The subsidy compensation was recorded based on the amounts claimed by subsidy providers. As of the end of June 2005, most of the subsidy compensation amount has been paid.
      For more information please see Note 22, “COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT.”
                  Other Expense — Net
      For the year ended March 31, 2005, other expense — net was ¥7.8 billion, a significant decrease of ¥20.9 billion, or 72.8%, from ¥28.7 billion for the year ended March 31, 2004. The main elements of other expense — net for the year ended March 31, 2005 were:

•	the recording of ¥2.5 billion in exploration expenses, reflecting an expansion in exploration activities at our petroleum and gas development and production subsidiaries, including Wandoo Petroleum Pty Ltd. (Australia); and

•	the recording of ¥2.0 billion in restructuring-related charges, mainly representing costs related to the termination of an indemnity agreement which had been made in connection with the sale of a ceramic building materials and fiberboard business at Mitsui Wood Systems, Inc. (Japan) in October 2001.
      Other expense — net for the year ended March 31, 2004 mainly consisted of:

•	litigation charges of ¥13.7 billion related to the settlement of an antitrust lawsuit filed against our subsidiary, Bioproducts, Inc. (the United States), which manufactures and sells feed ingredient; and

•	restructuring-related charges of ¥6.3 billion, of which main elements included a combined ¥3.7 billion for Mitsui Bussan Machinery Co., Ltd. (Japan) and NBI Corporation (Japan) in the Machinery, Electronics & Information Segment.
      With regard to litigation charges related to Bioproducts, Inc., other related lawsuits are still pending. Although there can be no assurance of the ultimate results, management believes that there is less than a reasonable possibility that losses in addition to amounts that have been reserved for possible litigation losses will occur, and that the amount of any such additional losses would not have a material impact on the consolidated financial position, results of operations or cash flows. For more details, see Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES.”
      For more information on other expense — net, see Note 20, “OTHER EXPENSE — NET,” and on our restructuring activities, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.”

Income Taxes
      For the year ended March 31, 2005, income taxes amounted to ¥103.6 billion, reflecting increases in income from continuing operations before minority interests and equity in earnings, and recorded a major rise of ¥56.6 billion, or 120.4%, from ¥47.0 billion for the year ended March 31, 2004. The effective tax rate was 59.0%, an increase of 6.0 points from 53.0% for the year ended March 31, 2004.
      This was mainly due to the impact of:

•	increases in the effect of taxation on dividends from subsidiaries and corporate joint ventures (an increase of 5.7 points from the year ended March 31, 2004); and

•	increases in valuation allowance provided on deferred tax assets (an increase of 3.6 points over the year ended March 31, 2004), due mainly to the increase in valuation allowance on deferred tax assets on the impairment loss of certain of Mitsui’s investments recorded in the past years as a result of a change in a policy to sell certain investments.
      For further information, see Note 21, “INCOME TAXES.”

Minority Interests in Earnings of Subsidiaries
      Minority interests in earnings of subsidiaries for the year ended March 31, 2005 were ¥17.6 billion, an increase of ¥10.1 billion, or 134.7%, from ¥7.5 billion for the year ended March 31, 2004. Our major minority interests in earnings of subsidiaries for the year ended March 31, 2005 were ¥5.0 billion in Sesa Goa Limited (India) (with a minority interest of 49%) and ¥2.9 billion in Japan Collahuasi Resources B.V. (Netherlands) (with a minority interest of 38.1%) that owns an interest in a Chilean copper mine joint venture, Compania Minera Dona Ines de Collahuasi SCM (Chile).
      Our major minority interests in earnings of subsidiaries for the year ended March 31, 2004 were ¥1.5 billion in Sesa Goa Limited and ¥0.7 billion in Japan Collahuasi Resources B.V. Increases for the year ended March 31, 2005 were primarily attributable to the strong performances of the above-mentioned two subsidiaries on the back of rises in prices of mineral resources.

Equity in Earnings of Associated Companies — Net (After Income Tax Effect)
      For the year ended March 31, 2005, equity in earnings of associated companies — net (after income tax effect) posted a gain of ¥65.9 billion, a significant increase of ¥25.8 billion, or 64.3%, from ¥40.1 billion for the year ended March 31, 2004.

•	Since the second quarter of the year ended March 31, 2004, equity in earnings of Valepar S.A. (Brazil), a holding company of the Brazilian iron ore and mineral resources company, Companhia Vale do Rio Doce (“CVRD”), have been included. In the Metal Products & Minerals Segment, earnings of Valepar S.A. and Compania Minera Dona Ines de Collahuasi SCM (Chile) increased to ¥6.4 billion and ¥7.8 billion, respectively, for the year ended March 31, 2005, compared to ¥2.5 billion and ¥1.9 billion, respectively, for the year ended March 31, 2004.

•	In the Energy Segment, earnings increased significantly at Japan Australia LNG (MIMI) Pty Ltd. (Australia) which is involved in natural gas, crude oil and condensate exploration, development and marketing in West Australia, due to rising oil prices and increased production on the back of facility expansion. Mitsui Oil Exploration Co., Ltd. (Japan) which is chiefly engaged in the production of gas and crude oil in offshore Thailand, also recorded an increase to ¥2.7 billion for the year ended March 31, 2005 from ¥1.1 billion for the year ended March 31, 2004, mainly due to rises in oil prices. Also, Sakhalin Energy Investment Company Ltd. (Bermuda) increased earnings on rising crude oil prices and an increase in production volume.

•	In the Logistics & Financial Markets Segment, Mitsui Leasing & Development Co. Ltd. (Japan) increased to ¥2.5 billion for the year ended March 31, 2005 from ¥0.9 billion for the year ended March 31, 2004 reflecting the strong performance of its machinery and shipping lease business.

•	In the Machinery, Electronics & Information Segment, P.T. Paiton Energy (Indonesia) posted earnings of ¥2.9 billion for the year ended March 31, 2005, continuing the firm performance seen for the year ended March 31, 2004. Automobile sales associated companies overseas continued to show solid performance for the year ended March 31, 2005. There was also a new contribution of ¥1.1 billion from United Auto Group Inc. (the United States), an automobile dealer which became an associated company during the year ended March 31, 2005.

Income (Loss) from Discontinued Operations — Net (After Income Tax Effect)
      For the year ended March 31, 2005, income (loss) from discontinued operations — net (after income tax effect) was income of ¥0.7 billion, a ¥4.4 billion increase from the loss of ¥3.7 billion recorded for the year ended March 31, 2004. The primary components of discontinued operations for the year ended March 31, 2005 are as follows:

•	Shirasagi Golf Club Co., Ltd. (Japan), a subsidiary reported in the All Other Segment, had been engaged in the operation of a membership golf club in Japan, which had reported consecutive losses since the opening of the golf club because both the number of customers and the average sale per customer had declined. In these business conditions, as it was very unlikely that Shirasagi Golf Club Co., Ltd. would be able to improve its earnings and pay off its debts in the future, Mitsui disposed of other than by sales the operation during the year ended March 31, 2005. For the year ended March 31, 2005, the income from discontinued operation of Shirasagi Golf Club Co., Ltd. was ¥0.7 billion, partially reversing losses in previous years.

      A breakdown of operations discontinued for the year ended March 31, 2004 was as follows:

•	Takeoka Golf Club, a domestic subsidiary in the All Other Segment, which had been engaged in the operation of a public golf club in Japan, suffered from a declining number of visitors due to keen competition with other golf clubs adjacent to the golf club and was disposed of by sale during the year ended March 31, 2004. The business was disposed of and we recorded ¥3.5 billion in losses — net (after income tax effect). We also posted a loss from disposal of Global Octanes Corporation (the United States) and other two subsidiaries, which had managed Global Octanes Texas Limited Partnership, and had been engaged in the manufacture and sale of Methyl Tertiary-Butyl Ether (“MTBE”), as its partners, but had dissolved the partnership and disposed of the operations during the year ended March 31, 2004.
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

Summary of Operations for the Year Ended March 31, 2004
     Operating Environment
      The global economic recovery gained momentum from late 2003. The principal developments in the economic environment influencing our results of operations during the year ended March 31, 2004 included the following:

•	Major expansion in the exports and imports by emerging economies including those in Asia, drove the growth of the world economy. The Chinese economy reported an exceptionally strong performance with its government seeking sustainable economic growth and showing a cautious attitude in its monetary and foreign exchange policies to avoid overheating of the economy;

•	There was marked overall appreciation in international commodity prices reflecting increasing demand from Asian countries, especially from China;

•	The Japanese economy began to recover gradually along with the improvement in the world economic conditions and the apparent reduction in the risks of a recession arising from instability of the Japanese financial system;

•	As a result of the improvement in the Japanese economy, stock prices in Japan bottomed out from the beginning of the year ended March 31, 2004; and

•	Major countries around the world maintained their low interest rate policies.
     Summary of Operations for the Year Ended March 31, 2004
      For the year ended March 31, 2004, we recorded net income of ¥68.4 billion, an increase of ¥37.3 billion or 119.6% from ¥31.1 billion for the year ended March 31, 2003. Our overview of the results of the operations for the year ended March 31, 2004 is set forth below:

•	Gross profit and equity in earnings of associated companies — net (after income tax effect) benefited from rising commodity market prices driven by strong demand in China and other Asian countries for energy and mineral resources. As a result, the Metal Products & Minerals Segment improved its operating results and the Energy Segment continued to perform well as compared with the year ended March 31, 2003;

•	Increased overseas demand for plant projects, automobiles and ocean vessels improved gross profit in the Machinery, Electronics & Information Segment and higher prices and increased demand for petrochemical products, including ammonia and olefin, improved the results of operations of the Chemical Segment. Charges for impairment losses on leased property and equipment, investments in securities and receivables in the Machinery, Electronics & Information Segment and losses resulting from the discontinued operations of North American petrochemical subsidiaries in the Chemical Segment were reduced for the year ended March 31, 2004 as compared to the year ended March 31, 2003; and

•	The turnaround of MITSUI FOODS CO., LTD. (Japan), formerly Sanyu Koami Co., Ltd., that had recorded a net loss for the year ended March 31, 2003 due to impairment losses on non-marketable equity securities and unused land and for the year ended March 31, 2002 due to an expense with respect to an early retirement program and provision for doubtful receivables contributed to the improvement in the Consumer Products & Services Segment.
      Reflecting development in the above-mentioned operating segments, our operating results for the year ended March 31, 2004 improved as compared with the year ended March 31, 2003 as follows:

•	Gross profit increased by ¥44.3 billion to ¥613.9 billion for the year ended March 31, 2004 compared with ¥569.6 billion for the year ended March 31, 2003; and

•	Equity in earnings of associated companies — net (after income tax effect) rose by ¥24.8 billion to ¥40.1 billion for the year ended March 31, 2004. Associated companies in the natural resources business contributed to this growth, while there were significant losses for the year ended March 31, 2003 from associated companies in the Machinery, Electronics & Information Segment and the Chemical Segment.
      These improvements were partially offset by an increase in other expense — net by ¥17.7 billion to ¥28.7 billion for the year ended March 31, 2004, which was primarily attributable to litigation charges for the United States antitrust lawsuits related to our chemical subsidiary, Bioproducts, Inc. (the United States).
      The average U.S. dollar-yen exchange rate for the year ended March 31, 2004 was ¥112.76=U.S.$1 compared with ¥121.20=U.S.$1 for the year ended March 31, 2003, a yen appreciation of ¥8.44, or 7.0%. The appreciation of the yen had the net effect of reducing gross profit by approximately ¥13.0 billion.

Discussion and Analysis of Operating Results for the Year Ended March 31, 2004

Revenues

Sales of Products
      For the year ended March 31, 2004, sales of products were ¥2,490.0 billion, an increase of ¥173.2 billion from ¥2,316.8 billion for the year ended March 31, 2003. The major reason for this increase was a ¥112.9 billion increase in revenues from subsidiaries involved in oil and gas trading activities. This growth was mainly attributable to an 8.5% increase in the average price of crude oil during the year ended March 31, 2004 caused by turmoil in Iraq and a lower inventory level of petroleum products.

Sales of Services
      For the year ended March 31, 2004, sales of services were ¥424.5 billion, an increase of ¥34.8 billion from ¥389.7 billion for the year ended March 31, 2003. Major components of these revenues for the year ended March 31, 2004 were revenues related to sales and purchases of products, which are reported net under EITF No. 99-19. These include commissions received at a fixed amount or rate in relation to the volume or amount of transactions, and revenues reported net for some back-to-back sales and purchase transactions of products where the difference between sales price and purchase price is recorded as revenue. Revenues from such trading margins and commissions increased from ¥273.2 billion for the year ended March 31, 2003 to ¥303.7 billion for the year ended March 31, 2004. This increase was mainly due to the growth in trading transactions at subsidiaries such as MITSUI FOODS CO., LTD. (Japan) primarily with Japanese supermarkets. Revenues from logistics and warehouse services, information and communication services, technical support and many other types of services increased from ¥77.5 billion for the year ended March 31, 2003 to ¥83.3 billion for the year ended March 31, 2004. Revenues from commissions for facilitating conclusion of the contracts between manufacturers and customers and for delivering products between suppliers and customers decreased from ¥39.0 billion for the year ended March 31, 2003 to ¥37.5 billion for the year ended March 31, 2004.

Other Sales
      For the year ended March 31, 2004, leasing revenues decreased from ¥49.9 billion to ¥42.2 billion, mainly due to the disposal of leased aircraft and the termination of the lease contracts in relation with ocean transport vessels. Derivative trading revenues decreased from ¥22.1 billion for the year ended March 31, 2003 to ¥18.2 billion for the year ended March 31, 2004.

Gross Profit

Gross Profit Classified by Category of Revenues
      For the year ended March 31, 2004, gross profit (“GP”) increased by ¥44.3 billion to ¥613.9 billion. The changes in GP and GP ratio classified by category of revenues are set forth below:

	Billions of Yen

	Years Ended March 31,

	2004		2003
	As Restated		As Restated		Change

	GP	GP Ratio	GP	GP Ratio	GP	GP Ratio

Gross profit from sales of products	¥197.4	7.9%	¥185.7	8.0%	¥11.7	(0.1)%
Gross profit from sales of services	383.1	90.2%	345.1	88.6%	38.0	1.6%
Gross profit from other sales	33.4	48.8%	38.8	49.7%	(5.4)	(0.9)%

Total	¥613.9	20.6%	¥569.6	20.5%	¥44.3	0.1%

      Gross profit from sales of products for the year ended March 31, 2004 increased ¥11.7 billion compared with the year ended March 31, 2003. This increase was mainly due to the contribution of newly acquired subsidiaries, such as Mitsui Norin Co., Ltd. (Japan).
      Gross profit from sales of services for the year ended March 31, 2004 increased ¥38.0 billion compared with the year ended March 31, 2003. This increase was mainly due to the growth in commissions for facilitating the conclusion of contracts between manufacturers and customers and profit margin for construction projects of oil refineries and power plants, trading margins from transactions relating to cell phones and from the domestic transactions with supermarkets by MITSUI FOODS CO., LTD. (Japan). Gross profit ratio for the year ended March 31, 2004 improved 1.6 points compared with the year ended March 31, 2003, mainly due to the increase in revenues from trading margins and commissions reported net, where the corresponding costs are fully offset by the billed amount and the gross profit ratio becomes 100%.
      Gross profit from other sales for the year ended March 31, 2004 decreased ¥5.4 billion from the year ended March 31, 2003. This decrease was mainly due to the derivative trading losses at Arcadia Petroleum Ltd. (United Kingdom) relating to petroleum products tradings. Gross profit ratio for the year ended March 31, 2004 also decreased 0.9 points compared with the year ended March 31, 2003, mainly due to the decrease in revenues from petroleum products derivative trading transactions.

Gross Profit Classified by Operating Segment
      For the year ended March 31, 2004, the growth in gross profit was mainly attributable to the operating segments as set forth below:

	Billions of Yen

	Years Ended
	March 31,

Segment	2004	2003	Change

Chemical	¥ 91.1	¥ 69.3	¥21.8
Machinery, Electronics & Information	128.7	121.1	7.6
Consumer Products & Services	135.9	122.6	13.3
Metal Products & Minerals	77.0	71.5	5.5

•	Growth in the Chemical Segment was due to higher market prices for ammonia and other petrochemicals resulting from the rising crude oil and natural gas prices;

•	Results in the Machinery, Electronics & Information Segment benefited from a higher volume of transactions for construction of oil refineries and power plants, sales of automobiles, ocean vessels and cell phones;

•	In the Consumer Products & Services Segment, newly acquired subsidiary Mitsui Norin Co., Ltd. (Japan), a producer and seller of tea leaves, made a new contribution while MITSUI FOODS CO., LTD. (Japan) also recorded higher sales mainly to supermarkets in Japan; and

•	In the Metal Products & Minerals Segment, gross profit increased at an iron ore subsidiary Sesa Goa Limited (India), because of growing iron ore exports to China and higher market prices of its products in India, and at Mitsui Iron Ore Development Pty. Ltd. (Australia), reflecting increased shipments of iron ore driven by the demand from China and other countries.

Selling, General and Administrative Expenses
      Selling, general and administrative expenses for the year ended March 31, 2004 increased to ¥494.4 billion from ¥454.0 billion for the year ended March 31, 2003.

      Despite lower expenses for the early retirement support plan at Mitsui, total personnel expenses for the year ended March 31, 2004 increased by ¥19.3 billion to ¥261.3 billion because:

•	At Mitsui, pension costs increased sharply due to a ¥13.0 billion increase in amortization of the unrecognized net actuarial loss; and

•	A settlement loss of ¥10.5 billion was incurred due to the completion of the transfer to the Japanese government of the substitutional portion of the Mitsui’s EPF.
      Communication and information expenses for the year ended March 31, 2004 increased by ¥2.4 billion to ¥33.5 billion from the year ended March 31, 2003 because of the introduction of a new enterprise resource planning system designed to raise productivity by standardizing business processes at Mitsui.
      Selling, general and administrative expenses other than personnel and communication and information expenses increased by ¥18.3 billion to ¥155.8 billion from the year ended March 31, 2003 due to an increase in newly acquired subsidiaries, including Mitsui Norin Co., Ltd. (Japan), where there were additional depreciation and sales promotion expenses.

Provision for Doubtful Receivables
      Provision for doubtful receivables fell to ¥9.9 billion compared with ¥13.7 billion for the year ended March 31, 2003. For the year ended March 31, 2004, provision for doubtful receivables consisted mainly of individually small provisions for a number of customers, primarily overseas customers in the machinery business and domestic and overseas customers in the steel product business.
      For the year ended March 31, 2003, the provision was mainly for amounts due from United Airlines, Inc. and other receivables relating to aircraft leasing, caused by the deterioration of the worldwide airline industry, especially in the United States; for receivables from customers in Argentina and Honduras reflecting weak economic conditions; and for receivables from domestic customers of MITSUI FOODS CO., LTD. (Japan) and Mitsui Bussan Plant & Project Corp. (Japan).

Interest Expense, Net of Interest Income
      Interest expense, net of interest income for the year ended March 31, 2004 decreased by ¥0.1 billion, which was attributable to lower net interest expenses at overseas subsidiaries due to lower interest rates.
      The average of the month-end Japanese yen three-month London Interbank Offered Rate (“LIBOR”) was 0.06% and 0.07% for the year ended March 31, 2004 and 2003, respectively. The average long-term prime rate in Japan was 1.59% for the year ended March 31, 2004 compared to 1.79% for the year ended March 31, 2003. The average of the month-end U.S. dollar three-month LIBOR was 1.16% for the year ended March 31, 2004, which fell from 1.63% for the year ended March 31, 2003 because of the continuing low interest rate policy in the United States.

Dividend Income
      Our dividend income for the year ended March 31, 2004 increased by ¥2.1 billion mainly due to the ¥1.1 billion increase in dividends received by Mitsui & Co. (Hong Kong) Ltd. from local Hong Kong investee companies. Dividends from investments in the Energy Segment amounting to ¥8.1 billion, principally from LNG projects in Abu Dhabi, Oman and Qatar, were consistent with dividends for the year ended March 31, 2003 of ¥8.3 billion.

Gain on Securities Contributed to an Employee Retirement Benefit Trust
      During the year ended March 31, 2004, no contribution of securities to an employee retirement benefit trust was made. For the year ended March 31, 2003, Mitsui made a contribution of certain available-for-sale securities to the trust and recorded a ¥15.8 billion gain.

Government Grant for Transfer of Substitutional Portion of EPF
      This was reported for the year ended March 31, 2004 only. For information, see “Discussion and Analysis of Operating Results for the Year Ended March 31, 2005.”

Gain on Sales of Securities — Net
      The net realized gain on sales of securities for the year ended March 31, 2004 increased by ¥16.5 billion from the year ended March 31, 2003. For the year ended March 31, 2004, gain related to sales of shares of SKY Perfect Communications Inc., Caemi Mineração e Metalurgia S.A. and MODEC, Inc.
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
      Due to the rebound in Japanese stock markets, the loss on write-down of marketable securities decreased sharply to ¥1.1 billion from ¥15.6 billion for the year ended March 31, 2003. The loss on write-down of marketable securities for the year ended March 31, 2003 primarily consisted of those of banking institutions.
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

(Gain) Loss on Disposal or Sales of Property and Equipment — Net
      For the year ended March 31, 2004, gain on disposal or sales of property and equipment — net was ¥4.1 billion, an improvement by ¥5.8 billion compared with the year ended March 31, 2003. This improvement is mostly attributable to a gain of ¥5.7 billion on sales of Mitsui’s corporate residences and dormitories in Japan. The corporate residences and dormitories on which we recorded a gain on sales during the year ended March 31, 2004 had been acquired long before the land prices significantly increased in Japan in the late 1980s and early 1990s.
      For the year ended March 31, 2003, loss on disposal or sales of property and equipment — net, which were mainly incurred by domestic subsidiaries, were not significant.

Impairment Loss of Long-Lived Assets
      The impairment loss of long-lived assets for the year ended March 31, 2004 slightly decreased by ¥1.2 billion to ¥22.4 billion. The main elements of impairment losses for the year ended March 31, 2004 were as follows:

•	Impairment losses on Mitsui’s corporate residences and dormitories of ¥8.0 billion were recorded due to a further decline in land prices in Japan. The corporate residences and dormitories on which we recorded impairment losses during the year ended March 31, 2004 had been acquired mainly in early 1990s;

•	In the Machinery, Electronics & Information Segment, there were impairment losses of ¥4.3 billion that resulted from the exit from and disposal of certain businesses at NBI Corporation (Japan), formerly Toyo Valve Co., Ltd. and Mitsui Bussan Machinery Co., Ltd. (Japan); and

•	Impairment losses were also recorded at two domestic subsidiaries that operate golf courses.
      For more information on our reevaluation and restructuring of subsidiaries and associated companies, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.” As compared with the year ended March 31, 2003, we saw the following improvement in impairment losses on long-lived assets for the year ended March 31, 2004:

•	For the year ended March 31, 2003, there was an impairment loss of ¥9.4 billion on MD-11 leased aircraft due to a substantial decline in the fair value of this type of aircraft. For the year ended March 31, 2004, a similar loss on our leased aircraft was not significant;

•	In the Energy Segment, there was an impairment loss of ¥9.2 billion mainly related to gas stations operated by Mitsui Oil & Gas Co., Ltd. (Japan), which was divided into Mitsui Oil Co., Ltd. and Mitsui Liquefied Gas Co., Ltd. in December 2004, and Kokusai Oil & Chemical Co., Ltd. (Japan) for the year ended March 31, 2003; and

•	MITSUI FOODS CO., LTD. (Japan) recorded an impairment loss on unused land in Japan for the year ended March 31, 2003.

Other Expense — Net
      For the year ended March 31, 2004, other expense — net increased by ¥17.7 billion to ¥28.7 billion. The increase was mainly caused by:

•	litigation charges of ¥13.7 billion related to the settlement of an antitrust lawsuit filed against our United States subsidiary, Bioproducts, Inc., which manufactures and sells feed ingredient; and

•	restructuring charges of ¥7.0 billion arising from certain subsidiaries such as Mitsui Bussan Machinery Co., Ltd. (Japan) and NBI Corporation (Japan). For more information, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.”
      With regard to the litigation charges related to Bioproducts, Inc., there are still pending lawsuits, but we believe there is less than a reasonable possibility that the pending lawsuits would materially affect our results of operations. For more details, see Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES.”
      For the year ended March 31, 2003, out of ¥11.0 billion of other expense — net, litigation charges were ¥4.1 billion which included the charge in connection with the lawsuits against Novus International, Inc., one of our United States subsidiaries. Additionally, there were foreign exchange losses amounting to ¥2.4 billion mainly at Mitsui due to the yen appreciation.

Income Taxes
      Income taxes for the year ended March 31, 2004 increased by ¥5.8 billion to ¥45.0 billion compared with the year ended March 31, 2003. The effective tax rate was 53.0%, which was higher than the normal statutory corporate tax rate of 42% in Japan. The difference was primarily caused by the valuation allowance provided for deferred tax assets for operating losses of certain subsidiaries. For the year ended March 31, 2003, the effective tax rate of 59.7% was also mainly due to a valuation allowance for operating losses of certain subsidiaries. For more detailed information on our income taxes, see Note 21, “INCOME TAXES.”

Minority Interests in Earnings of Subsidiaries
      For the year ended March 31, 2004, minority interests in earnings of subsidiaries increased by ¥3.1 billion to ¥7.5 billion from the year ended March 31, 2003. The increase was mainly attributable to the strong performance of an iron ore subsidiary, Sesa Goa Limited (India), in which the minority interest portion was 49% for the year ended March 31, 2004.

Equity in Earnings of Associated Companies — Net (After Income Tax Effect)
      For the year ended March 31, 2004, equity in earnings of associated companies — net rose by ¥24.8 billion to ¥40.1 billion due to the following:

•	In the Energy Segment, earnings increased at Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which operates in Western Australia, as both sales volumes and crude oil prices rose;

•	In the Metal Products & Minerals Segment, the operating results of Valepar S.A. (Brazil), the holding company of Companhia Vale do Rio Doce (“CVRD”), were included from the second quarter of the year ended March 31, 2004, and there were higher earnings of Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mine development company reflecting rising copper prices from around the middle of the year ended March 31, 2004; and

•	In the Machinery, Electronics & Information Segment, earnings rose at P.T. Paiton Energy in Indonesia due to higher electric power sales volume and at overseas automobile sales subsidiaries.
      For the year ended March 31, 2003, there were contributions from associated companies in the Energy and the Metal Products & Minerals segments, which were offset by the substantial losses from:

•	an other than temporary decline in the value of investments in NextCom K.K. (Japan), formerly an associated company engaged in the information technology business, as a result of the sharp decline in its stock price, and an increase in the reserve for impaired loans at Furukawa Industrial S.A. Produtos Eletrico (Brazil), a telecommunications associated company; and

•	an impairment loss on a production facility of Vinylchloride (Malaysia) Sdn. Bhd., an overseas associated company in the chemical business.
      The absence of such significant losses for the year ended March 31, 2004 was another reason for the increase in net equity in earnings of associated companies.

Loss from Discontinued Operations — Net (After Income Tax Effect)
      For the year ended March 31, 2004, loss from discontinued operations was ¥3.7 billion. The primary component of the loss from discontinued operations was the disposal of Takeoka Golf Club (Japan), amounting to ¥3.5 billion after income taxes. Takeoka Golf Club, which had been engaged in the operation of a public golf club in Japan, suffered from the declining number of visitors due to keen competition with adjacent golf clubs and was disposed of by sale during the year ended March 31, 2004.
      For the year ended March 31, 2003, loss from discontinued operations was ¥5.9 billion. The primary components of loss from discontinued operations were related to the following petrochemical subsidiaries in North America and amounted to ¥6.3 billion after income tax effect:

•	Transpacific Glycols, Inc. (the United States), a subsidiary reported in both the Chemical and Americas Segments, which had been engaged in the sale of ethylene glycol, had ceased its sales operations during the year ended March 31, 2003 due to its declining performance caused by overall market conditions; and

•	Pacific Ammonia Inc. (the United States), a subsidiary reported in the Chemical Segment, which had been engaged in the manufacture and sale of ammonia primarily on the West Coast of the United States, had suffered from high natural gas costs, its main raw material ingredient, and a relatively weak ammonia price due to a worldwide oversupply. Due to this business environment, Pacific Ammonia Inc. recognized an impairment loss on fixed assets during the year ended March 31, 2003 based on a plan to dispose of the operation by sale.

      For additional information about our discontinued operations, see Note 4, “DISCONTINUED OPERATIONS.”

Cumulative Effect of Change in Accounting Principle (After Income Tax Effect)
      This cumulative effect was reported for the year ended March 31, 2004 only. For information, see “Discussion and Analysis of Operating Results for the Year Ended March 31, 2005.”
Operating Results by Operating Segment
      The business units of Mitsui’s Head Office, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with branches and trading subsidiaries that are located in overseas countries in planning and executing their strategies for products and regions. The branches and trading subsidiaries that are located in overseas countries are separate operating units, which are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their subsidiaries and associated companies in collaboration with the business units. Therefore, our operating segments consist of product-focused operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of branches, offices and overseas trading subsidiaries.
      Our operating segments have been aggregated based on the nature of the products and other criteria into six product-focused reportable operating segments and three region-focused reportable operating segments, totaling nine reportable operating segments.
      Effective April 1, 2004, with the aim of strengthening domestic businesses and improving operational efficiency, the “Domestic Branches and Offices,” which had been separate operating units until the year ended March 31, 2004, were integrated into related businesses units based on the categories of their products and services. Accordingly, “Domestic Branches and Offices” was abolished and the components of the reportable segment were transferred to each product-focused operating segment in the Head Office. Further, effective April 1, 2004, with the aim of optimizing the allocation of operating resources and implementing global strategies more quickly and efficiently, the business units in the Head Office were reorganized. In this reorganization, the logistics businesses and the financial businesses, which had previously been included in “Metal Products & Minerals” and “All Other,” were aggregated as a new reportable segment “Logistics & Financial Markets,” in order to provide high-quality, specialized logistics and financial capabilities to customers across all product areas. In addition, with the aim of responding to the rapid expansion in Japan of service industries such as the knowledge-based industry, and the healthcare industry, and developing new business models based on identifying consumer needs, the Consumer Service Business Unit was established in “Consumer Products & Services.” Media-related businesses oriented to consumers were transferred to “Consumer Products & Services” from “Machinery, Electronics & Information.” The operating segment information for the years ended March 31, 2004 and 2003 has been restated to conform to the current year presentation.
      Starting from the year ended March 31, 2005, we changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as interest expense, net of interest income. In relation to this change, the figures for the years ended March 31, 2004 and 2003 have been restated to conform to the current year presentation.
      Further, starting from the year ended March 31, 2005, equity in earnings of associated companies is disclosed, since this item is newly included in the measure of segment performance reviewed by the chief operating decision maker. In this section, for the convenience of readers to compare equity in earnings of associated companies by operating segment for the year ended March 31, 2005 and 2004, the breakdowns for the year ended March 31, 2004 are additionally provided.
      Our operating segment information for gross profit, operating income (loss), equity in earnings (losses) of associated companies and net income (loss) for the years ended March 31, 2005, 2004 and 2003 are as follows:
     Operating segment information

Gross profit

	Billions of Yen

	Years Ended March 31,
				Change	Change
	2005	2004	2003	(2005–2004)	(2004–2003)

Metal Products & Minerals	¥121.4	¥77.0	¥71.5	¥44.4	¥5.5
Machinery, Electronics & Information	137.3	128.7	121.1	8.6	7.6
Chemical	87.1	91.1	69.3	(4.0)	21.8
Energy	72.6	54.6	53.8	18.0	0.8
Consumer Products & Services	152.6	135.9	122.6	16.7	13.3
Logistics & Financial Markets	46.7	32.3	33.1	14.4	(0.8)
Americas	49.9	40.7	44.6	9.2	(3.9)
Europe	20.7	20.0	22.5	0.7	(2.5)
Other Overseas Areas	25.8	24.1	23.5	1.7	0.6

Total	714.1	604.4	562.0	109.7	42.4

All Other	12.3	10.4	10.6	1.9	(0.2)
Adjustments and Eliminations	(0.6)	(0.9)	(3.0)	0.3	2.1

Consolidated Total	725.8	613.9	569.6	111.9	44.3

Operating Income (Loss)

	Billions of Yen

	Years Ended March 31,
				Change	Change
	2005	2004	2003	(2005–2004)	(2004–2003)

Metal Products & Minerals	¥68.1	¥28.7	¥24.7	¥39.4	¥4.0
Machinery, Electronics & Information	31.4	29.4	14.1	2.0	15.3
Chemical	24.6	31.4	18.3	(6.8)	13.1
Energy	35.5	21.7	25.7	13.8	(4.0)
Consumer Products & Services	32.0	23.3	21.2	8.7	2.1
Logistics & Financial Markets	18.5	10.4	10.9	8.1	(0.5)
Americas	14.7	8.5	9.5	6.2	(1.0)
Europe	2.4	3.0	4.2	(0.6)	(1.2)
Other Overseas Areas	8.2	6.6	7.6	1.6	(1.0)

Total	235.4	163.0	136.2	72.4	26.8

All Other	(0.5)	(1.9)	(1.8)	1.4	(0.1)
Adjustments and Eliminations	(36.9)	(34.3)	(32.5)	(2.6)	(1.8)

Consolidated Total	198.0	126.8	101.9	71.2	24.9

Equity in Earnings (Losses) of Associated Companies

	Billions of Yen

	Years Ended March 31,

			Change
	2005	2004	(2005–2004)

Metal Products & Minerals	¥22.4	¥8.6	¥13.8
Machinery, Electronics & Information	8.2	7.7	0.5
Chemical	2.5	(1.2)	3.7
Energy	24.5	14.5	10.0
Consumer Products & Services	3.7	6.3	(2.6)
Logistics & Financial Markets	2.4	0.2	2.2
Americas	1.6	(2.5)	4.1
Europe	0.1	0.2	(0.1)
Other Overseas Areas	0.5	0.4	0.1

Total	65.9	34.2	31.7

All Other	0.4	(0.1)	0.5
Adjustments and Eliminations	(0.4)	6.0	(6.4)

Consolidated Total	65.9	40.1	25.8

Net Income (Loss)

	Billions of Yen

	Years Ended March 31,
				Change	Change
	2005	2004	2003	(2005–2004)	(2004–2003)

Metal Products & Minerals	¥47.0	¥24.2	¥16.1	¥22.8	¥8.1
Machinery, Electronics & Information	26.4	5.9	(9.2)	20.5	15.1
Chemical	(6.9)	11.4	(3.6)	(18.3)	15.0
Energy	42.8	24.4	23.0	18.4	1.4
Consumer Products & Services	16.9	18.9	9.6	(2.0)	9.3
Logistics & Financial Markets	11.8	4.8	4.7	7.0	0.1
Americas	12.3	0.2	3.3	12.1	(3.1)
Europe	2.9	0.7	2.8	2.2	(2.1)
Other Overseas Areas	13.8	10.4	8.6	3.4	1.8

Total	167.0	100.9	55.3	66.1	45.6

All Other	4.4	1.9	6.9	2.5	(5.0)
Adjustments and Eliminations	(50.3)	(34.4)	(31.1)	(15.9)	(3.3)

Consolidated Total	121.1	68.4	31.1	52.7	37.3

Operating Income (Loss)
      Operating income (loss) is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income (loss) reflects our (a) gross profit, (b) selling, general and administrative expenses, (c) provision for doubtful receivables and (d) government grant for transfer of substitutional portion of EPF, as presented in the Statements of Consolidated Income.

Results of Operations for the Year Ended March 31, 2005

Metal Products & Minerals Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥121.4	¥77.0	¥44.4
Operating income	68.1	28.7	39.4
Equity in earnings of associated companies	22.4	8.6	13.8
Net income	47.0	24.2	22.8
      Gross profit of the Metal Products & Minerals Segment for the year ended March 31, 2005 was ¥121.4 billion, a substantial increase of ¥44.4 billion from ¥77.0 billion for the year ended March 31, 2004. The main factors contributing to this result were as follows:

•	For the year ended March 31, 2005, iron ore prices under long-term contracts rose by 18.6% over the year ended March 31, 2004, resulting in major increases in gross profit at Sesa Goa Limited (India) and Mitsui Iron Ore Development Pty. Ltd. (Australia). Sesa Goa Limited in particular contributed a ¥12.2 billion increase compared to the year ended March 31, 2004, supported by the expansion of sales to China. At Mitsui Iron Ore Development Pty, Ltd., shipments (on our equity production basis) increased to 21.4 million tons for the year ended March 31, 2005 compared to 18.7 million tons for the year ended March 31, 2004 on the back of expanded production at the West Angelas mine which came on line in March 2002.

•	Due to the price rise for long-term contracts for thermal coal and metallurgical coal for the year ended March 31, 2005, Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a ¥5.3 billion increase in gross profit compared to the year ended March 31, 2004. Representative prices for Australian metallurgical coal rose to U.S.$57 per ton/FOB for the year ended March 31, 2005 compared to U.S.$47 per ton/FOB for the year ended March 31, 2004.

•	We recorded a combined gross profit increase of ¥12.6 billion in the steel products businesses in this segment, as profit margins expanded due to the steady transaction volume mainly in the domestic market and Asia, amid a tightening in supply and demand for various steel products.
      Operating income for the year ended March 31, 2005 was ¥68.1 billion, a ¥39.4 billion increase from ¥28.7 billion for the year ended March 31, 2004. Selling, general and administrative expenses increased, but this was significantly outweighed by the above-mentioned increase in gross profit.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥22.4 billion, an increase of ¥13.8 billion from ¥8.6 billion for the year ended March 31, 2004. The main factors contributing to this result were as follows:

•	In the second quarter of the year ended March 31, 2004, we sold our shares in Caemi Mineração e Metalurgia S.A. to the Brazilian iron ore and mineral resources company Companhia Vale do Rio Doce (“CVRD”) at the same time as acquiring 18.24% of the outstanding voting shares in Valepar S.A. (Brazil), the holding company of CVRD. Our equity in earnings of Valepar S.A. for the year ended March 31, 2005 was ¥6.4 billion, a ¥3.9 billion increase compared to the year ended March 31, 2004, also reflecting the positive impact of higher mineral resource prices on its financial performance.

•	Our equity in earnings in the copper mine joint venture, Compania Minera Dona Ines de Collahuasi SCM (Chile), for the year ended March 31, 2005 was ¥7.8 billion, an increase of ¥5.9 billion compared to the year ended March 31, 2004. Average copper prices over the year as listed on the London Metals Exchange (“LME”) rose to U.S.$3,000 per ton/ FOB for the year ended March 31, 2005 from U.S.$2,046 per ton/ FOB for the year ended March 31, 2004.
      Net income for the year ended March 31, 2005 was ¥47.0 billion, a significant increase of ¥22.8 billion from ¥24.2 billion for the year ended March 31, 2004, reflecting increased operating income and equity in earnings of associated companies, despite the following negative factors:

•	The year ended March 31, 2005 saw reduced gains on sales of securities, reflecting the absence of the ¥4.4 billion gain recorded from the sale of shares in Caemi Mineração e Metalurgia S.A. for the year ended March 31, 2004.

•	We recorded ¥6.5 billion in impairment losses on plant facilities at an aluminum smelting subsidiary, Mitalco Inc. (the United States) for the year ended March 31, 2005, reflecting the rising trend of electricity costs.

Short-and Long-Term Outlook on Prices and Supply-Demand Balance for Iron & Steel Raw Materials, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance
      In the iron ore and coal production joint venture businesses in Australia and other regions that we are promoting along with major overseas mineral resource companies, those joint ventures conclude multiple year sales contracts with Japanese steel makers, major clients. Based on these long-term contracts, sales prices are reviewed and renegotiated each fiscal year. For the year ending March 31, 2006, the annual prices of iron ore and coal have been raised to reflect limited production capacities in Australia and Brazil in the face of active demand for iron and steel raw materials from China as described below. (Unit prices for iron ore and coal from each mine in production also reflect the difference of respective grades and types.)

•	Iron ore prices rose 71.5% compared to the year ended March 31, 2005, on a pure ore content basis.

•	Prices for representative Australian metallurgical coal rose to U.S.$125 per ton/ FOB for the year ending March 31, 2006, a 120% rise over the U.S.$57 per ton/ FOB for the year ended March 31, 2005.
      Fluctuations in iron ore and coal prices directly result in revenue from the equity-based production of our iron ore or coal subsidiaries and associated companies overseas. For the year ending March 31, 2006, the estimated impact on net income in the Statements of Consolidated Income arising from change in iron ore and coal prices is as follows:

•	Estimated impact on net income from a change of U.S.$1 per ton in iron ore price: Approximately ¥2.6 billion.

•	Estimated impact on net income from a change of U.S.$1 per ton in coal price: Approximately ¥0.6 billion.
      For the year ended March 31, 2005, an equity-based production of our overseas subsidiaries and associated companies in shipments amounted to 39 million tons of iron ore and 8 million tons of coal. The above-mentioned effect is calculated based on the assumptions on an estimated increase in production in line with our holdings after the year ended March 31, 2005, and a specific range of foreign exchange for yen, the U.S. dollar and other related currencies.
      Efforts are being undertaken at each mine to expand production and shipments, but production costs are increasing amid a global trend of rising material and equipment costs, and utility costs are also trending upwards. In natural resource producing countries such as Australia, there is a generalized trend toward currency appreciation in line with any firming in the markets for export products, resulting in cost pressure for our overseas subsidiaries and associated companies. As a result, it will also be necessary for us to take these cost fluctuation factors into consideration when considering earnings developments at our iron ore and coal businesses overseas.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in our Equity Production
      In order to respond to tightening supply-demand, major iron ore and coal producers are investing to increase production capacity. As of March 31, 2005, noteworthy developments in iron and steel raw materials projects in which we hold a stake are as follows. (Unless otherwise noted, production amounts represent at 100% basis by all participants to the relevant projects.)

•	We are at present expanding the operation at the West Angelas mine, a joint venture with Rio Tinto, in order to raise iron ore production capacity to 25 million tons per annum from the present 20 million tons within 2005. With respect to joint ventures promoted with BHP Billiton, we are expanding to raise the combined iron ore production capacity to 118 million tons from 110 million tons by the year ending March 31, 2007.

•	At the Moura/ Theodore mines, a joint venture with Anglo Coal Australia Pty Ltd., we have decided to boost annual coal production from the present capacity of 7.2 million tons to 12.7 million tons by 2007.
      It is difficult to make definitive forecasts about demand developments from areas such as China for a medium to long term. On the other hand, operations of other projects are also expanding production capacity which we expect will be reflected in global production capacity in the year beyond 2007.
      We produce our Medium-Term Strategic and Financial Plan on a biennial basis, but have yet to come up with the outlook of supply and demand or iron and steel raw materials prices for the period beyond 2007. As there are too many uncertainties on the future supply-demand and price outlook for our management to draw up definitive forecasts at this point in time.
Machinery, Electronics & Information Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥137.3	¥128.7	¥8.6
Operating income	31.4	29.4	2.0
Equity in earnings of associated companies	8.2	7.7	0.5
Net income	26.4	5.9	20.5
      Gross profit in the Machinery, Electronics & Information Segment for the year ended March 31, 2005 was ¥137.3 billion, an increase of ¥8.6 billion from ¥128.7 billion for the year ended March 31, 2004. The main components of the changes in gross profit were:

•	Growth in cell phone agency sales by Telepark Corp., leading to an increase in gross profit of ¥3.6 billion. NextCom K.K. (Japan), an associated company in the year ended March 31, 2004, was merged with two of Mitsui’s subsidiaries to become a subsidiary in the third quarter of the year ended March 31, 2005, resulting in growth of ¥4.0 billion.

•	In the year ended March 31, 2004, there was a significant contribution from plant and transportation projects such as a power station and railway project in Malaysia, and an oil refinery in Russia. In the year ended March 31, 2005 execution of such large contracts declined and gross profit decreased slightly.

•	Business expansion of P.T. Bussan Auto Finance (Indonesia), a motorcycle retail finance company, resulted in growth of ¥1.7 billion. In general, overseas subsidiaries in the automotive field recorded increased gross profit.
      Operating income for the year ended March 31, 2005 was ¥31.4 billion, a ¥2.0 billion increase from the ¥29.4 billion for the year ended March 31, 2004. Although gross profit rose, selling, general and administrative expenses including personnel expenses rose for NextCom K.K. (Japan), Telepark Corp. (Japan) and overseas subsidiaries in the automotive field.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥8.2 billion, an increase of ¥0.5 billion from ¥7.7 billion for the year ended March 31, 2004. P.T. Paiton Energy (Indonesia) continued to be buoyant, recording a figure of ¥2.9 billion. In addition to the favorable performance of overseas automotive associated companies, the United Auto Group, Inc. (the United States), a company which newly became an associated company made a new contribution of ¥1.1 billion.
      Net income for the year ended March 31, 2005 was ¥26.4 billion, a substantial increase of ¥20.5 billion from ¥5.9 billion for the year ended March 31, 2004. In addition to the small increase in operating income and equity in earnings of associated companies, there was significant improvement in other expenses for the year ended March 31, 2005. The major factors for this included the following:

•	For the year ended March 31, 2004 there was a ¥21.7 billion impairment loss on Mitsui’s investment in a telecommunications carrier POWEREDCOM, Inc. in consideration of the deterioration in its financial position. Moreover, in connection with our effort toward reevaluating and restructuring the business of subsidiaries and associated companies for the year ended March 31, 2004, we reorganized the business of NBI Corporation (Japan), formerly known as Toyo Valve Co., Ltd. and Mitsui Bussan Machinery Co., Ltd. (Japan), which led to impairment losses on property and equipment of ¥4.3 billion and other expense-net of ¥3.7 billion; and

•	Gains on the sale of shares in Japanese cell-phone carrier Vodafone K.K. for the year ended March 31, 2005 amounted to ¥7.2 billion. As a result of the listing of TelePark Corp. (Japan) on the Tokyo Stock Exchange, we recognized a ¥1.7 billion gain on issuance of stock by a subsidiary and a ¥4.1 billion gain on the sale of securities. In December 2004, following the merger of associated company NextCom K.K. (Japan) with the two subsidiaries ADAM NET Ltd. (Japan) and BSI Co., Ltd. (Japan), Mitsui made a gain of ¥3.7 billion through the receipt of shares in NextCom K.K., in exchange for shares in the two subsidiaries.

Chemical Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥87.1	¥91.1	¥(4.0)
Operating income	24.6	31.4	(6.8)
Equity in earnings (losses) of associated companies	2.5	(1.2)	3.7
Net (loss) income	(6.9)	11.4	(18.3)
      Gross profit in the Chemical Segment for the year ended March 31, 2005 was ¥87.1 billion, a decline of ¥4.0 billion from ¥91.1 billion for the year ended March 31, 2004. Although gross profit from petrochemical products was boosted by rising prices reflecting increasing crude oil prices and strong demand in Asia, especially in China, these gains were outweighed by unrealized losses on certain long term petrochemical purchase commitments based on rising purchase prices that were linked to natural gas price, and increased raw material cost at a feed additive manufacturing subsidiary Novus International, Inc. (the United States).
      Operating income for the year ended March 31, 2005 was ¥24.6 billion, a ¥6.8 billion decrease from the ¥31.4 billion for the year ended March 31, 2004. In addition to the above-mentioned declines in gross profit, selling, general and administrative expenses including personnel expenses also rose.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥2.5 billion, improved by ¥3.7 billion compared with the losses for the year ended March 31, 2004 of ¥1.2 billion. This segment withdrew from the manufacture and sale of gasoline additives in which it had been engaged together with Mitsui & Co. (U.S.A.) Inc. for the year ended March 31, 2004.
      This segment recorded net loss of ¥6.9 billion for the year ended March 31, 2005, a significant decline of ¥18.3 billion compared with ¥11.4 billion net income for the year ended March 31, 2004. In addition to the above-mentioned changes in operating income and equity in earnings of associated companies, the following factors were also responsible for the losses:

•	For the year ended March 31, 2005, Mitsui discovered that false data had been produced and submitted to authorities for diesel particulate filters (“DPF”s) manufactured by its subsidiary PUREarth Incorporated and sold by Mitsui. The Tokyo Metropolitan Government and other bodies provided subsidies to the purchasers of these DPFs. Mitsui established a user response plan including the free replacement of DPFs and has been proceeding with full compensation of relevant subsidies, which resulted in a ¥36.0 billion loss for the year ended March 31, 2005 as compensation and other charges related to DPF incident.

•	For the year ended March 31, 2004, this segment recorded a loss of ¥2.8 billion (after income tax effect) which was the segment’s share basis for the settlement of antitrust lawsuits involving Bioproducts, Inc. (the United States), a subsidiary jointly owned by this segment with its 20% equity interest and Mitsui & Co. (U.S.A.), Inc. that produced choline chloride, a feed ingredient.

•	For the year ended March 31, 2005, we sold our shares in Bangkok Polyethylene Public Company Limited, a manufacturer of high-density polyethylene in Thailand, which had been jointly owned by the Chemical Segment and the Other Overseas Areas Segment. Of the ¥3.9 billion realized in the sale, this Segment’s share came to ¥2.5 billion.

Energy Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥72.6	¥54.6	¥18.0
Operating income	35.5	21.7	13.8
Equity in earnings of associated companies	24.5	14.5	10.0
Net income	42.8	24.4	18.4
      During the year ended March 31, 2005, the price of crude oil rose considerably, driven by increasing demand, particularly from China, and spurred by the instability in supply from the Middle East and other regions. A flood of speculative money into the futures market drove up the price of West Texas Intermediate (“WTI”) to an all-time high of U.S.$57.60 per barrel in March 2005. The average price of crude oil bound for Japan, Japan Crude Cocktail (“JCC”), soared from U.S.$29.43 per barrel during the year ended March 31, 2004 to U.S.$38.77 per barrel during the year ended March 31, 2005 (the average in calendar year of 2004 was U.S.$36.37 per barrel).
      Gross profit in the Energy Segment for the year ended March 31, 2005 was ¥72.6 billion, an increase of ¥18.0 billion from the ¥54.6 billion for the year ended March 31, 2004. The main factors were as below:

•	For the year ended March 31, 2004 Arcadia Petroleum Ltd. (United Kingdom) recorded a loss in petroleum products trading, from which it withdrew. For the year ended March 31, 2005 Arcadia Petroleum Ltd. concentrated on crude oil trading and its gross profit improved by ¥13.5 billion from the year ended March 31, 2004;

•	Among overseas subsidiaries engaged in the development, production and sale of oil and gas, Mitsui E&P Middle East B.V. (Netherlands), which develops and produces oil and gas in Oman, increased gross profit by ¥3.3 billion, reflecting the rise in oil prices and an increase in sales volume. In addition, Mittwell Energy Resources Pty., Ltd. (Australia), which sells crude oil and condensate, recorded an increase of ¥1.7 billion; and

•	Domestic petroleum product sales showed strong performance, successfully passing higher oil prices on to their wholesale and retail pricing. Combined gross profits of three of our domestic sales subsidiaries — Mitsui Oil Co., Ltd., Mitsui Liquefied Gas Co., Ltd. (which was separated out from Mitsui Oil Co., Ltd. in December 2004) and Kokusai Oil & Chemical Co., Ltd. — increased by ¥4.7 billion for the year ended March 31, 2005.
      Operating income for the year ended March 31, 2005 was ¥35.5 billion, a ¥13.8 billion increase from ¥21.7 billion for the year ended March 31, 2004. This growth reflected the above-mentioned increase in gross profit, but was partially offset by a ¥3.8 billion increase in selling, general and administrative expenses at Arcadia Petroleum Ltd. arising from higher trader bonuses.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥24.5 billion, an increase of ¥10.0 billion from ¥14.5 billion for the year ended March 31, 2004. Earnings increased significantly at Japan Australia LNG (MIMI) Pty, Ltd. (Australia), involved in natural gas, crude oil and condensate exploration, development and marketing in West Australia, due to rising oil prices and increased production on the back of expanded facilities. Mitsui Oil Exploration Co., Ltd. (Japan), chiefly engaged in the production of gas and crude oil in offshore Thailand, also recorded an increase to ¥2.7 billion for the year ended March 31, 2005 from ¥1.1 billion for the year ended March 31, 2004, mainly driven by rising crude oil prices. Also, Sakhalin Energy Investment Company Ltd. (Bermuda) increased earnings on rising crude oil prices and an increase in production volume.
      Net income for the year ended March 31, 2005 was ¥42.8 billion, a significant increase of ¥18.4 billion from ¥24.4 billion for the year ended March 31, 2004. This increase resulted from the above-mentioned improvement in both operating income and equity in earnings of associated companies. In addition, dividend income from our three LNG projects in the Middle East, namely, in Abu Dhabi, Oman and Qatar totaled ¥12.8 billion for the year ended March 31, 2005, reflecting their strong performance due to rising oil prices, an increase of ¥4.7 billion over ¥8.1 billion for the year ended March 31, 2004.

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for Energy, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance
      A survey conducted by the International Energy Agency indicated that world crude oil demand in 2004 was 82.5 million barrels per day, with an estimated demand for 2005 of 84.3 million barrels per day. General observations by agencies and corporations suggest that in the short term, apart from changing factors such as Organization of Petroleum Exporting Countries (“OPEC”) production policies and the political situation in the Middle East, an overall tight supply-demand balance will continue, driven by strong growth of demand in Chinese economy and limited capacity of oil producing countries to increase production.
      Our equity-based production volume of oil and gas for the year ended March 31, 2005 was about 42 million barrels (gas is converted to barrels of oil at the ratio of 5,800 cubic feet of natural gas to 1 barrel of crude oil). For the year ending March 31, 2006, the Sakhalin II LNG project and Enfield crude oil projects will still be in development stage, so the level of production is expected to slightly increase from the year ended March 31, 2005. For the year ended March 31, 2005, a change of U.S.$1 per barrel in crude oil prices is expected to have an effect of ¥1 billion on net income in the Statements of Consolidated Income as a result of changes in revenues of our oil and gas related subsidiaries and associated companies. Similar to the iron and steel raw materials, actual results of operations are also influenced by production costs, trends in foreign exchange rates and other factors surrounding those subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production
      The middle and long term trends in supply, demand, and prices of crude oil are subject to far greater levels of uncertainty than trends in the short term, and it is therefore impossible for management to make a definitive forecast. On the other hand, with respect to LNG, we are focusing on the changes in market structure that are currently taking place, and acting accordingly as follows:

•	In the past, the market has grown mainly with long-term purchase contracts by power and gas companies operating in Japan and the Far East. Expansion of incumbent oil and gas projects and green field projects coming on stream will increase the volume of supply to the market, while demand, which has traditionally centered around the Far East, will be joined by growing demand from Europe and the United States, while huge markets in China and India would emerge. Therefore, globalization both in terms of supply and demand is expected to progress. In addition, as the opportunity for supply and demand adjustments in these markets increase, LNG is expected to become a more marketable commodity.

•	Those long-term purchase contracts with Japanese companies in many projects are expected to come due for renewal around 2010, and more flexible terms reflecting the above-mentioned supply-demand trends will be requested from the buyers. In evaluating the opportunity for the expansion of incumbent projects and the participation into green field projects, we are putting emphasis on securing stable supply as well as diversifying our source of supply to ensure better flexibility.
      Assuming that we do not acquire any additional interests on top of our existing interests in oil and gas as of March 31, 2005, our equity based production capacity from 2009 onwards (by which time production of crude oil from our investments at the Enfield crude oil project and LNG at the Sakhalin II project will have come on stream) will increase to an annual equity-based production capacity of approximately 80 million barrels, from the approximately 42 million barrels for the year ended March 31, 2005.

      On July 14, 2005, Mitsui announced that, it received an interim report from Sakhalin Energy Investment Co., Ltd. which were addressed to shareholders of the Sakhalin II project, namely, Royal Dutch/ Shell Group, Mitsui and Mitsubishi Corporation, relating to the possibility of changes in the total budget of the development plan for Phase 2 of the Sakhalin II Project, as well as the scheduled timing for the first delivery of LNG. The report indicates, as provisional estimates, that there would be the possibility that the total budget for the project could be of the order of 20 billion U.S. dollars and the first delivery of LNG would take place in mid 2008. Originally, the total budget for the Phase 2 development was expected to be approximately 10 billion U.S. dollars, with the first delivery of LNG expected to take place in 2007.
Consumer Products & Services Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥152.6	¥135.9	¥16.7
Operating income	32.0	23.3	8.7
Equity in earnings of associated companies	3.7	6.3	(2.6)
Net income	16.9	18.9	(2.0)
      Gross profit in the Consumer Products & Services Segment for the year ended March 31, 2005 was ¥152.6 billion, an increase of ¥16.7 billion from the ¥135.9 billion for the year ended March 31, 2004. The main factors contributing to this growth were as follows:

•	There was a ¥4.5 billion increase at MBK Real Estate Ltd. (the United States) resulting from strong sales of large commercial facilities and residential properties;

•	With the acquisition of Mitsui Norin Co., Ltd. (Japan) in the second quarter of the year ended March 31, 2004, gross profit for the year ended March 31, 2005 increased by ¥5.1 billion from year ended March 31, 2004 reflecting its full year contribution; and

•	Mitsui’s profit margin on commodity trading in corn, soybeans, raw sugar and other agricultural commodities increased, following rises in the markets for those commodities.
      Operating income for the year ended March 31, 2005 was ¥32.0 billion, an ¥8.7 billion increase over ¥23.3 billion for the year ended March 31, 2004. An increase of ¥4.0 billion in selling, general and administrative expenses at Mitsui Norin Co., Ltd. was outweighed by the above-mentioned increase in gross profit.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥3.7 billion, a decrease of ¥2.6 billion from ¥6.3 billion for the year ended March 31, 2004. Ventura Foods LLC (the United States), engaged in food oil processing, recorded a decline of ¥1.1 billion due to falling sales prices as a result of increased competition in the first half of the year ended March 31, 2005.
      Net income for the year ended March 31, 2005 was ¥16.9 billion, a decrease of ¥2.0 billion from ¥18.9 billion for the year ended March 31, 2004. Although operating income rose, net income fell because of a decline in equity in earnings of associated companies, along with the following factors:

•	While we recorded a combined ¥4.0 billion gain on sales of shares in netprice, ltd. and VeriTrans, Inc., both IT-related companies, when they were listed on domestic stock exchanges in the year ended March 31, 2005, we recorded ¥6.7 billion gain on the sale of SKY Perfect Communications Inc. for the year ended March 31, 2004.

•	Considering a deterioration in financial conditions due to sluggish advertising revenue at satellite broadcasters BS-I, INCORPORATED and BS Japan Corporation, we recorded losses on these shares of ¥1.9 billion and ¥1.2 billion, respectively.

Logistics & Financial Markets Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥46.7	¥32.3	¥14.4
Operating income	18.5	10.4	8.1
Equity in earnings of associated companies	2.4	0.2	2.2
Net income	11.8	4.8	7.0
      Gross profit in the Logistics & Financial Markets Segment for the year ended March 31, 2005 was ¥46.7 billion, an increase of ¥14.4 billion from ¥32.3 billion for the year ended March 31, 2004. Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) increased gross profit by ¥11.0 billion from the year ended March 31, 2004 in energy derivative trading on the back of extremely high volatility in the crude oil market. Moreover, Mitsui’s transactions in commodities derivative in energy and non-ferrous metals and foreign exchange contracts produced good results.
      Operating income for the year ended March 31, 2005 was ¥18.5 billion, an ¥8.1 billion increase from ¥10.4 billion for the year ended March 31, 2004. The increase in bonuses paid to traders at Mitsui & Co. Energy Risk Management Ltd. caused selling, general and administrative expenses to rise by ¥4.6 billion, partly offsetting the above-mentioned growth in gross profit.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥2.4 billion, an increase of ¥0.2 billion from ¥2.2 billion for the year ended March 31, 2004. Mitsui Leasing & Development Ltd. (Japan) recorded an increase in its machinery and ship leasing business, reflecting the booming global shipping industry.
      Net income for the year ended March 31, 2005 was ¥11.8 billion, an increase of ¥7.0 billion from ¥4.8 billion for the year ended March 31, 2004, which was attributable to the increase in operating income and equity in earnings of associated companies.
Americas Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥49.9	¥40.7	¥9.2
Operating income	14.7	8.5	6.2
Equity in earnings (losses) of associated companies	1.6	(2.5)	4.1
Net income	12.3	0.2	12.1
      Gross profit in the Americas Segment for the year ended March 31, 2005 was ¥49.9 billion, an increase of ¥9.2 billion from the ¥40.7 billion for the year ended March 31, 2004. Certain subsidiaries owned by Mitsui & Co. (U.S.A.) Inc. (the United States) increased gross profit. Steel product subsidiaries enjoyed favorable business conditions, namely, steep price rises in the steel product market reflecting the strong growth of the United States economy. Champions Pipe & Supply, Inc. (the United States) recorded a ¥3.5 billion rise in gross profit. In addition, Portac, Inc. (the United States), a subsidiary that manufactures lumber and lumber products, increased gross profit by ¥1.6 billion due to the surge in lumber prices.
      Operating income for the year ended March 31, 2005 was ¥14.7 billion, a ¥6.2 billion increase from ¥8.5 billion for the year ended March 31, 2004. Selling, general and administrative expenses rose at Mitsui Steel Development Co., Inc. (the United States) and other subsidiaries, partly offsetting the above-mentioned growth in gross profit.

      Equity in earnings of associated companies for the year ended March 31, 2005 was a ¥1.6 billion, an improvement of ¥4.1 billion from the losses of ¥2.5 billion for the year ended March 31, 2004. There was a rebound from the impact of losses on the operations in the manufacture and sale of gasoline additives, which were disposed of during the year ended March 31, 2004; moreover, TAMCO (the United States), an associated company engaged in the manufacture and sale of steel bar, increased earnings supported by rising prices in the steel material market.
      Net income for the year ended March 31, 2005 was ¥12.3 billion, an increase of ¥12.1 billion from the ¥0.2 billion for the year ended March 31, 2004. This increase was due to increases in operating income and equity in earnings of associated companies. In addition, as described in the Chemical Segment section, this segment no longer had to bear its share corresponding to an 80% equity interest of a ¥13.7 billion charge recorded as other expenses for the year ended March 31, 2004, arising from the settlement of an antitrust lawsuit filed against Bioproducts, Inc. (the United States) which manufactures and sells feed ingredients.
Europe Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥20.7	¥20.0	¥0.7
Operating income	2.4	3.0	(0.6)
Equity in earnings of associated companies	0.1	0.2	(0.1)
Net income	2.9	0.7	2.2
      Gross profit in the Europe Segment for the year ended March 31, 2005 was ¥20.7 billion, a slight increase of ¥0.7 billion from ¥20.0 billion for the year ended March 31, 2004. Gross profit of our trading subsidiaries in Europe generally stayed at about the same level as the year ended March 31, 2004.
      Operating income for the year ended March 31, 2005 was ¥2.4 billion, a ¥0.6 billion decrease from ¥3.0 billion for the year ended March 31, 2004. The increase in selling, general and administrative expenses, chiefly personnel expenses and office expenses, outweighed the above-mentioned growth in gross profit.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥0.1 billion, a decrease of ¥0.1 billion from ¥0.2 billion for the year ended March 31, 2004.
      Net income for the year ended March 31, 2005 was ¥2.9 billion, an increase of ¥2.2 billion from ¥0.7 billion for the year ended March 31, 2004. This was attributable to a ¥1.6 billion improvement in Arcadia Petroleum Ltd. (United Kingdom), corresponding equity share owned by Mitsui & Co. (U.K.) Inc., reflecting the share recovery of net income as mentioned in the Energy Segment section.
Other Overseas Areas Segment

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥25.8	¥24.1	¥1.7
Operating income	8.2	6.6	1.6
Equity in earnings of associated companies	0.5	0.4	0.1
Net income	13.8	10.4	3.4
      Gross profit in the Other Overseas Areas Segment for the year ended March 31, 2005 was ¥25.8 billion, an increase of ¥1.7 billion from ¥24.1 billion for the year ended March 31, 2004. This was due to continuing favorable conditions for agent businesses, chiefly in the fields of steel products and chemicals at trading subsidiaries and overseas offices in Asia.
      Operating income for the year ended March 31, 2005 was ¥8.2 billion, a ¥1.6 billion increase from ¥6.6 billion for the year ended March 31, 2004. This increase resulted from an increase in gross profit.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥0.5 billion, a slight increase of ¥0.1 billion from ¥0.4 billion for the year ended March 31, 2004.
      Net income for the year ended March 31, 2005 was ¥13.8 billion, an increase of ¥3.4 billion from ¥10.4 billion for the year ended March 31, 2004. This increase was due not only to the increase in operating income, but also to improvement in the equity-based earnings corresponding to the share owned by Mitsui & Co. (Australia) Ltd. (Australia), in both Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia) which showed strong growth in net income for the year ended March 31, 2005, as described in the Metal Products & Minerals Segment section. The increases in this segment attributable to these two companies were ¥0.9 billion and ¥0.8 billion, respectively. The Other Overseas Areas Segment also recorded a ¥1.4 billion gain on the sale of the segment’s shares in Bangkok Polyethylene Public Company Limited, a manufacturer of high-density polyethylene in Thailand.

All Other

	Billions of Yen

	Years Ended
	March 31,

	2005	2004	Change

Gross profit	¥12.3	¥10.4	¥1.9
Operating loss	(0.5)	(1.9)	1.4
Equity in earnings (losses) of associated companies	0.4	(0.1)	0.5
Net income	4.4	1.9	2.5
      The activities of this segment include development and marketing of systems, financing services, office services and other services to external customers, and/or to us, and associated companies.
      Gross profit in the All Other Segment for the year ended March 31, 2005 was ¥12.3 billion, an increase of ¥1.9 billion from ¥10.4 billion for the year ended March 31, 2004. This increase was mainly due to the increase at Mitsui Knowledge Industry Co., Ltd. (Japan), which is engaged in development and marketing of systems, and benefited from favorable conditions in the information service business.
      Operating loss of ¥0.5 billion was recorded for the year ended March 31, 2005 although this represented a ¥1.4 billion improvement from the loss of ¥1.9 billion for the year ended March 31, 2004. The main reason for this improvement was the above-mentioned growth in gross profit.
      Equity in earnings of associated companies for the year ended March 31, 2005 was ¥0.4 billion, an improvement of ¥0.5 billion from the ¥0.1 billion loss for the year ended March 31, 2004. The improvement was mainly due to the improved earnings of our associated companies in the financing services and leasing business.
      Net income for the year ended March 31, 2005 was ¥4.4 billion, an increase of ¥2.5 billion from the ¥1.9 billion for the year ended March 31, 2004. This was due to an increase in operating income and equity in earnings of associated companies. In addition, for the year ended March 31, 2004, we recorded a ¥5.8 billion impairment loss of long-lived assets that had occurred when Takeoka Golf Club sold its public golf club business. We recorded an impairment loss of ¥3.3 billion for the year ended March 31, 2005 on the land held by Mitsui for domestic development projects due to the decline in land prices in Japan.

Results of Operations for the Year Ended March 31, 2004
Metal Products & Minerals Segment

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥77.0	¥71.5	¥5.5
Operating income	28.7	24.7	4.0
Net income	24.2	16.1	8.1
      For the year ended March 31, 2004, gross profit increased by ¥5.5 billion to ¥77.0 billion, primarily attributable to the growth at overseas subsidiaries engaged in iron and steel raw materials driven by higher demand in China and other areas of Asia as well as strong market prices.
      For the year ended March 31, 2004, iron ore production volume at Australian iron ore subsidiaries, including Mitsui Iron Ore Development Pty. Ltd. (Australia), increased by 3.6 million tonnes, reflecting strong demand for iron ore in China and other countries. During the year ended March 31, 2004, the U.S. dollar price of iron ore increased by 9% compared with the price of iron ore for the year ended March 31, 2003. Meanwhile, during the year ended March 31, 2004, the Australian dollar appreciated steeply against the U.S. dollar, rising from an average of U.S.$0.5656 for the year ended March 31, 2003 to U.S.$0.6941 for the year ended March 31, 2004, which reduced Australian dollar denominated revenues at Mitsui Iron Ore Development Pty. Ltd. and a coal subsidiary, Mitsui Coal Holdings Pty. Ltd. (Australia). As a result, gross profit and operating income at Australian iron and steel raw material subsidiaries remained at the same high levels as for the year ended March 31, 2003. At an iron ore subsidiary, Sesa Goa Limited (India), there were sharp increases in gross profit and operating income because of growing iron ore exports to China and higher market prices of products in India.
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
      Operating income also rose by ¥4.0 billion to ¥28.7 billion, reflecting the above-mentioned increase in gross profit.
      Net income for the year ended March 31, 2004 was ¥24.2 billion, increased by ¥8.1 billion, which was attributable to the increase in equity earnings of associated companies as well as the above-mentioned growth in operating income. The following are reasons for the increase in equity in earnings of associated companies:

•	In the iron and steel raw material operations, we sold shares of Caemi Mineração e Metalurgia S.A. in September 2003 under a sales contract in March 2003 with CVRD, a Brazilian producer of iron ore and other minerals, and recognized a gain of ¥4.4 billion. At the same time, Mitsui acquired an 18.24% voting share of the outstanding shares of Valepar S.A. (Brazil), a controlling shareholder of CVRD that owns a 52.3% voting share of CVRD. Due to the strong performance of CVRD, our equity in earnings of Valepar S.A. for the year ended March 31, 2004 was ¥2.5 billion; and

•	In the non-ferrous metal operations, equity in earnings of Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mine development company in Chile, rose to ¥1.9 billion as the global market price of copper increased from around the middle of the year ended March 31, 2004.

Machinery, Electronics & Information Segment

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥128.7	¥121.1	¥ 7.6
Operating income	29.4	14.1	15.3
Net income (loss)	5.9	(9.2)	15.1
      Gross profit for the year ended March 31, 2004 increased by ¥7.6 billion to ¥128.7 billion. The main elements of the growth were:

•	the contribution of large-scale electrical machinery and plant projects, including a power plant in Malaysia and an oil refinery in Russia;

•	in the information technology category, the increase at Mitsui & Associates Telepark Corporation (Japan), which changed its name to Telepark Corp in October 2004, by ¥3.0 billion reflected the introduction of new cell phone models which raised the sales volume and the contribution by newly acquired subsidiaries including Cablenet Saitama Co., Ltd. (Japan).

•	higher gross profit at automobile sales companies and logistics and transportation companies in certain areas of the world; and

•	increased sales and lease operations for ocean transport vessels as market prices, including the price of used vessels, climbed, despite lower gains on sales of leased aircraft.
      For the year ended March 31, 2004, operating income of ¥29.4 billion was also much higher by ¥15.3 billion due to an increase in gross profit and a decrease in provision for doubtful receivables, in contrast to the year ended March 31, 2003 when this segment suffered from provisions for doubtful receivables from: United Airlines, Inc. and other airline companies; domestic customers at Mitsui Bussan Plant & Project Corp. (Japan); and communications and transportation projects in Argentina.
      For the year ended March 31, 2004, in addition to an increase in operating income, net income recovered to ¥5.9 billion, an increase of ¥15.1 billion, which was primarily due to the recovery of equity in earnings of associated companies from the year ended March 31, 2003, in spite of a material write-down of securities for the year ended March 31, 2004 held by this segment.
      There was a ¥21.7 billion impairment loss on Mitsui’s investment in telecommunications carrier POWEREDCOM, Inc. in consideration of the deterioration in its financial position reflecting the operating loss caused by the fierce price competition along with expansion of the Internet and the decrease in revenues from fixed-line business.
      For the year ended March 31, 2003, we recorded an impairment loss of ¥9.4 billion on MD-11 leased aircraft due to a substantial decline in the fair value of this type of aircraft. As the business environment in the airline industry also remained weak during the year ended March 31, 2004, we posted another, but much less significant, impairment loss. Furthermore, in conjunction with our effort of reevaluating and restructuring the businesses of subsidiaries and associated companies, we sold the valve business of NBI Corporation (Japan) due to declining demand for its products caused by the sluggish capital investment in Japan. We also reorganized Mitsui Bussan Machinery Co., Ltd. (Japan) due to its poor performance caused by the shrinking construction and industrial machinery market. Regarding these two subsidiaries, we recorded impairment losses on property and equipment of ¥4.3 billion and other expense — net of ¥3.7 billion.
      Equity in earnings of associated companies for the year ended March 31, 2003 was impacted by an impairment of ¥4.5 billion at NextCom K.K. (Japan) because of the other-than-temporary decline in the fair value of the securities and a loss of ¥4.6 billion at Furukawa Industrial S.A. Produtos Eletrico, a telecommunications associated company in Brazil, because of a significant provision for doubtful receivables. The absence of such items for the year ended March 31, 2004 generated a substantial increase in equity in earnings of associated companies because of:

•	increasing sales volume of electric power at P.T. Paiton Energy (Indonesia); and

•	increased production and sales of automobile companies in Canada and Indonesia.
Chemical Segment

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥91.1	¥69.3	¥21.8
Operating income	31.4	18.3	13.1
Net income (loss)	11.4	(3.6)	15.0
      For the year ended March 31, 2004, gross profit increased by ¥21.8 billion to ¥91.1 billion due primarily to higher market prices of ammonia and other petrochemicals.
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
      Operating income for the year ended March 31, 2004 was ¥31.4 billion. The improvement of ¥13.1 billion was attributable to the increase in gross profit.
      This segment turned a net loss for the year ended March 31, 2003 to net income of ¥11.4 billion for the year ended March 31, 2004, an improvement of ¥15.0 billion. In the petrochemicals business, losses were recorded for the year ended March 31, 2003 due to the discontinued operations at two North American subsidiaries, Transpacific Glycols, Inc. (the Unites States) and Pacific Ammonia Inc. (the United States). In addition, impairment losses of long-lived assets in a factory of an associated company, Vinylchloride (Malaysia) Sdn. Bhd. were recorded due to the lower market price for the year ended March 31, 2003. For the year ended March 31, 2004, there were no significant charges of this nature, which contributed to the improvement of net income for the year ended March 31, 2004 along with the increase in operating income.
      During the year ended March 31, 2004, losses on write-down of securities decreased from the year ended March 31, 2003 and included a ¥3.1 billion loss in investment in Ishihara Sangyo Kaisha, Ltd. Additionally, we recorded a ¥1.5 billion loss in the investment in Mitsui Denman (Ireland) Co., Ltd. for the year ended March 31, 2004.
      However, this segment recorded a loss of ¥2.8 billion for the year ended March 31, 2004, after income tax effect, reflecting the segment’s share of charges for the settlement of choline chloride antitrust lawsuits by Bioproducts, Inc. (the United States), a subsidiary jointly owned by the Chemical Segment and Mitsui & Co. (U.S.A.), Inc. that produces choline chloride, a feed ingredient.

Energy Segment

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥54.6	¥53.8	¥0.8
Operating income	21.7	25.7	(4.0)
Net income	24.4	23.0	1.4
      Gross profit for the year ended March 31, 2004 increased slightly by ¥0.8 billion to ¥54.6 billion. Gross profit rose at Mitsui Oil & Gas Co., Ltd. (Japan), as a result of an increase in sales prices of petroleum products which more than offset the increase in costs of these products. However, this increase was offset by petroleum products trading losses at Arcadia Petroleum Ltd. (United Kingdom).
      Crude oil prices (Japan Crude Cocktail) were strong during the year ended March 31, 2004 due to OPEC’s announcement of its decision to cut production in the middle of the year ended March 31, 2004, ’turmoil in Iraq, and a low inventory level of petroleum products. The average price of crude oil per barrel rose from U.S.$26.7 for the year ended March 31, 2003 to U.S.$29.4 for the year ended March 31, 2004. Furthermore, the year ended March 31, 2004 showed growth in the demand for LNG and crude oil in Japan as the demand for electricity from thermal power plants increased and in China, South Korea and other Asian countries due to their expanding economies.
      Operating income was lower by ¥4.0 billion primarily because of an increase in selling, general and administrative expenses including research expenses for new businesses.
      Despite the decrease in operating profit, net income for the year ended March 31, 2004 was ¥24.4 billion, a slight increase of ¥1.4 billion compared with the year ended March 31, 2003. For the year ended March 31, 2004, impairment losses on long-lived assets substantially decreased by ¥7.5 billion to ¥1.7 billion from ¥9.2 billion for the year ended March 31, 2003 at two domestic subsidiaries, Mitsui Oil & Gas Co., Ltd. (Japan) and Kokusai Oil & Chemical Co., Ltd. (Japan). Their impairment losses on long-lived assets for the year ended March 31, 2003 primarily related to their gas stations in Japan.
      The cumulative effect of the initial application of SFAS No. 143 had an impact of ¥2.2 billion, which was mainly the cost of dismantling and removing gas production facilities owned by an associated company, but its equity in earnings slightly increased during the year ended March 31, 2004 because of strong operating results backed by higher sales volumes and high crude oil prices. In addition, equity in earnings of Mitsui Oil Exploration Co., Ltd. (Japan) increased due to the improvement in the performance of its main business, Thai offshore gas development.
Consumer Products & Services Segment

	Billions of Yen

	Year Ended
	March 31,

	2004	2003	Change

Gross profit	¥135.9	¥122.6	¥13.3
Operating income	23.3	21.2	2.1
Net income	18.9	9.6	9.3
      For the year ended March 31, 2004, gross profit increased by ¥13.3 billion to ¥135.9 billion. Higher gross profit in the foods operations, which contributed in large part to the improvement of this segment, was primarily attributable to our newly acquired subsidiary Mitsui Norin Co., Ltd. (Japan) and secondly to the higher earnings at MITSUI FOODS CO., LTD. (Japan), our food wholesaler subsidiary, resulting from a higher volume of trading transactions with Ito-Yokado Group and other retailers. Bovine

Spongiform Encephalopathy (“BSE”) and avian influenza had a negligible impact on this segment’s results. Also, these increases were partially offset by the decreases in gross profit in:

•	the real estate operations after a strong performance for the year ended March 31, 2003 that was driven by the sales of condominiums in Japan and the sale of a large United States commercial facility by MBK Real Estate Ltd. (the United States); and

•	the general merchandise operations due to our lower trading transactions involved in sports and leisure activities for the year ended March 31, 2004.
      Operating income for the year ended March 31, 2004 was ¥23.3 billion, an increase of ¥2.1 billion from the year ended March 31, 2003 in spite of the improvement in gross profit. In the foods operations, selling, general and administrative expenses rose at Mitsui Norin Co., Ltd. (Japan) and MITSUI FOODS CO., LTD. (Japan), although the improvement in gross profit still outweighed the increase in expenses.
      The increase of ¥9.3 billion in net income to ¥18.9 billion for the year ended March 31, 2004 was primarily attributable to a turnaround of MITSUI FOODS CO., LTD. (Japan). It reported net income of ¥1.6 billion for the year ended March 31, 2004, which was a ¥6.5 billion improvement from the year ended March 31, 2003, due to the drastic decrease in impairment losses on non-marketable equity securities and unused land, as well as the above-mentioned improvement in its gross profit. In addition, there was a ¥6.7 billion gain on the sale of all shares held in SKY Perfect Communications Inc. during the year ended March 31, 2004.
Logistics & Financial Markets Segment

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥32.3	¥33.1	¥(0.8)
Operating income	10.4	10.9	(0.5)
Net income	4.8	4.7	0.1
      For the year ended March 31, 2004, gross profit slightly fell by ¥0.9 billion to ¥32.3 billion due to a decrease in gain from foreign exchange transactions at Mitsui and decreases in the profit margin in the transportation businesses.
      Operating income decreased by ¥0.5 billion to ¥10.4 billion, reflecting the above-mentioned decline in gross profit.
      However, net income for the year ended March 31, 2004 increased slightly, which was attributable to improvement at an insurance related associated company.
Americas Segment

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥40.7	¥44.6	¥(3.9)
Operating income	8.5	9.5	(1.0)
Net income	0.2	3.3	(3.1)
      Gross profit was lower by ¥3.9 billion mainly because of a decline in the steel products and machinery transactions at Mitsui & Co. (U.S.A.), Inc. and appreciation of the Japanese yen against the U.S. dollar. The strong yen also held down selling, general and administrative expenses, allowing this segment to hold the decline in operating income to less than the downturn in gross profit.

      Net income for the year ended March 31, 2004 decreased by ¥3.1 billion to only ¥0.2 billion due to the charges for the settlement of the antitrust lawsuits at our wholly owned subsidiary Bioproducts, Inc. (the United States). Such settlement charges were shared with the Chemical Segment that owns shares of this subsidiary jointly with Mitsui & Co. (U.S.A.) Inc.
Europe Segment

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥20.0	¥22.5	¥(2.5)
Operating income	3.0	4.2	(1.2)
Net income	0.7	2.8	(2.1)
      For the year ended March 31, 2004, gross profit and operating income declined by ¥2.5 billion and ¥1.2 billion, respectively, as a result of the decline in the automobile businesses.
      Net income also decreased by ¥2.1 billion because there was a valuation loss on the investment of Mitsui & Co. UK PLC in Mitsui Denman (Ireland) Co., Ltd., a company in the chemical industry. Another cause of the lower net income was a loss at Arcadia Petroleum Ltd. (United Kingdom) due to poor petroleum products trading results.
Other Overseas Areas Segment

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥24.1	¥23.5	¥0.6
Operating income	6.6	7.6	(1.0)
Net income	10.4	8.6	1.8
      Gross profit for the year ended March 31, 2004 was slightly higher because of the growth at Mitsui & Co. (Shanghai) Ltd. and other subsidiaries in China and the contribution of a newly established foreign trading subsidiary, Mitsui & Co., India Pvt. Ltd. The operating income shrank for the same reason as the above.
      Net income increased by ¥1.8 billion due to an increase of ¥1.1 billion in dividend income at Mitsui & Co. (Hong Kong) Ltd. from local Hong Kong investee companies.

All Other

	Billions of Yen

	Years Ended
	March 31,

	2004	2003	Change

Gross profit	¥10.4	¥10.6	¥(0.2)
Operating income (loss)	(1.9)	(1.8)	(0.1)
Net income	1.9	6.9	(5.0)
      The All Other includes business activities which primarily provide services, such as logistics service, financing service, development and marketing of systems, and office services, to external customers and/or to ourselves and associated companies.
      Gross profit and operating income for the year ended March 31, 2004 recorded almost the same level as the year ended March 31, 2003.

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

Impairment of Long-Lived Assets
      The amount of impairment losses of long-lived assets, other than goodwill and other intangible assets, for the years ended March 31, 2005, 2004 and 2003 and the balance of the long-lived assets, net of accumulated depreciation, as of the end of March 31, 2005, 2004 and 2003 were as follows:

	Billions of Yen

	As of March 31,

	2005	2004	2003

Long-lived assets	¥845.9	¥829.5	¥835.3
Impairment loss	21.5	21.2	23.9
      Impairment losses of long-lived assets had a material impact on our net income in recent years. These losses were mainly due to the decline in the profitability of the production facilities owned by certain subsidiaries and the value of land owned by Mitsui and its domestic subsidiaries. See “Impairment Loss of Long-Lived Assets” line-by-line explanation in “Results of Operations” for additional information.
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

      Cash flow projections used in our impairment analysis and fair value calculations are based on the business plan authorized by our management or, if this is not available, on the operating plan reflecting the most recent condition of the long-lived asset. In these plans, we assume, for example, that the most recent selling prices of the real estate in the surrounding areas will reasonably continue in the future, and estimate the sales prices of the products from facilities and equipment for the certain future period based on the average price of the equivalent length of period in the past or on the analysts’ reports.
      As for the discount rate used in fair value calculations, when expected variations in cash flows are not considered in the cash flow estimate, the discount rate, which includes the risk factor for the cash flow deviation, is used. Assumptions that marketplace participants would use in their estimates of fair value are incorporated in the discount rate when such information is available. When such information is not available, an expected internal rate of return used for management purposes or a weighted average cost of capital of a company that owns the long-lived asset, whichever is higher, is also considered for the discounted cash flow calculation.
      Factors to be considered when estimating future cash flows and determining discount rates vary for each long-lived asset because of the difference in nature of the assets and in operating circumstances, such as location, owner, operator, profitability and other factors.
      Management believes that the estimates of future cash flows and the determination of discount rates and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

Allowance for Doubtful Receivables
      Since we are a general trading company, trade receivables represent a large portion of our total assets, and therefore, the accounting estimates used to establish an allowance for doubtful receivables are critical.
      When we deem it is probable that we will be unable to collect amounts that are contractually due to us for certain large loan receivables, the specific loan is reviewed for impairment. Factors considered in assessing collectibility include length of period overdue, financial condition of the debtor, requests for debt restructuring and filings for bankruptcy.
      An impairment loss for a specific loan deemed to be impaired, as specifically determined under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan — an amendment of FASB Statements No. 5 and 15,” is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of collateral if the loan is collateral dependent. The expected cash flows from assets and liabilities of the debtor and the fair value of collateral are determined mainly based on an evaluation of independent real estate appraisers, publicly available indication of the real estate price, market price of financial assets and liabilities, guarantors’ financial condition and other factors. The recoverable amounts are reviewed on a quarterly basis and if necessary, an additional allowance is established. See Note 7, “ALLOWANCE FOR DOUBTFUL RECEIVABLES,” for impaired loan amounts and the respective allowance amounts.
      In addition to the above, an allowance for doubtful receivables is recognized for probable losses inherent in receivables not specifically deemed to be impaired. The amount of allowance is the amount judged to be adequate based primarily on our credit loss experiences and an evaluation of potential losses on the receivables, considering various factors, including current economic conditions and financial condition of the debtor. We review the adequacy of the allowance for doubtful receivables by assessing both the collateral exposure and the applicable default rate. Collateral exposure for a particular receivable is the excess of the carrying value over the applicable collateral value. A receivable with an estimated collateral value in excess of the carrying value is considered to have no collateral exposure. The applicable default rate is determined by a customer’s credit rating that is identified for each customer based on our financial analysis. The default rate of each credit rating is determined based on our historical experiences.

      Management believes that the estimates of the future cash flows, the fair value of collateral, the credit rating of customers and the corresponding default rate are reasonable; however, changes in estimates resulting in lower future cash flows and fair value of the collateral, due to unforeseen changes in business assumptions, or drastic increases in default rates based on negative changes in economic condition could negatively affect the valuations of related receivables.

Impairment of Investment Securities
      An impairment of investment securities is charged to earnings when a decline in fair value below cost is other than temporary.
      The impairment of investment equity securities charged to earnings for recent fiscal years had a significant impact on our income. The following table shows the cost of marketable and non-marketable equity securities as of March 31, 2005, 2004 and 2003 and the impairment loss for the years ended March 31, 2005, 2004 and 2003:

	Billions of Yen

	Years Ended March 31,

	2005		2004		2003

		Impairment		Impairment		Impairment
	Cost	Loss	Cost	Loss	Cost	Loss

Marketable equity securities	¥191.0	¥0.6	¥178.6	¥1.1	¥140.5	¥15.6
Non-marketable equity securities	214.1	15.9	216.6	29.7	234.0	22.3

Total	¥405.1	¥16.5	¥395.2	¥30.8	¥374.5	¥37.9

      Impairments were mainly due to the decline in the world economy for the year ended March 31, 2003, and the total amount of impairment loss has been decreasing along with the recovery of the world economy. Impairment losses on marketable equity securities have decreased substantially during the years ended March 31, 2005 and 2004, which suggests that the securities market prices and economic conditions of Japan, which predominantly affects our investment portfolio, has bottomed out.
      As for non-marketable equity securities, a ¥21.7 billion loss was recorded for a single investee, POWEREDCOM, Inc. based on the deterioration in its financial position from operating losses from its data communication business for the year ended March 31, 2004. Losses of ¥15.9 billion and ¥22.3 billion for the years ended March 31, 2005 and 2003, respectively, consisted of various smaller amounts of losses.
      Management principally recognizes that a 50% or more decline in fair value of a security leads to the conclusion that the security has other than temporary impairment. If the decline is less than 50%, various factors, such as the extent to which the cost exceeds the market value, the duration of the market decline, our intention and ability to hold the investment until its market price recovery and the financial conditions of the investees, are considered in concluding whether the decline is temporary or not.
      As of March 31, 2005, there was no individual marketable security that had been in a continuous unrealized loss position for one year or more. The aggregate unrealized loss amount of the marketable securities (approximately 20 issuers) that had been in continuous unrealized loss positions for less than one year and had severity of decline of fair value below cost ranging from 2% to 19% was ¥1.2 billion. But considering the combination of length of time that fair values have been below cost, the extent of decline and the financial condition of the investees, we expect that their fair value will recover above their costs while we hold these investments.
      For non-marketable securities, fair value of an investment is generally determined based on our equity in a net amount of the fair value of the investee’s assets and liabilities. In addition, where future business plans formally adopted by management of the entities are available and when deemed appropriate, discounted future cash flow method is used to determine the fair value of the non-marketable equity securities. The discount rate reflects risk factors for the cash flow deviation from the future business plans and assumptions that marketplace participants would use in their estimates of fair value when the information is available and appropriate. However, there are investments that are not evaluated for impairment because no events or changes in circumstances that may have had a significant adverse effect on the fair value were identified. See Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS,” for further discussion.
      Management believes that the criteria for evaluating the significance of the decline in fair value are reasonable and that as long as the economic condition continues to improve, the amount of impairment losses in investment securities will continue to decrease in the near future. However, changes in the securities market or circumstances of each individual investment due to unforeseen changes in economic and business assumptions could affect the valuation of the investment securities.

Pension Benefit Costs
      Employee pension benefit costs and obligations are dependent on various assumptions, including discount, retirement, and mortality rates, which are based on the current statistical data, as well as the expected long-term rate of return on plan assets and other factors. In accordance with U.S. GAAP, the difference between actual results and the assumptions is accumulated and amortized over future periods and, therefore, generally affects the recognized costs and the recorded obligations in future periods. Management believes that the assumptions used are appropriate, however, differences in actual experience or changes in assumptions may affect our future pension costs and obligations.
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
      The following table illustrates the sensitivity to changes in certain assumptions for Mitsui’s pension plans:

	Billions of Yen

	Impact of Change in
	Assumption on	Impact of Change
	NPPC for the Year	in Assumption on
	Ending	PBO as of
	March 31, 2006	March 31, 2005

50 basis point decrease in discount rate	1.8	14.0
50 basis point increase in discount rate	(1.5)	(13.1)
50 basis point decrease in expected long-term rate of return on plan assets	1.0	—
50 basis point increase in expected long-term rate of return on plan assets	(1.0)	—
      See Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES,” for further discussion about the estimates and assumptions on PBO and NPPC.

Tax Asset Valuation
      We classify subsidiaries and associated companies into the following five categories and evaluate realizability of deferred tax assets by each category. The valuation allowance for the deferred tax assets is established for the amount determined to be unrealizable.

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

Third Category
      The companies with unstable operating results in the past years, and do not generate sufficient taxable income in the current year to cover all the future deductible temporary differences as of the end of the fiscal year. For this category, the portion of the deferred tax assets that is recoverable based on an analysis of the scheduled taxable income within a reasonable estimation period (approximately five years) is determined to be realizable.

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
      For Mitsui, the realizability of deferred tax assets is determined based on all available evidence, both positive and negative, including all currently available information regarding tax deductibility on future years and ability to generate sufficient taxable income prior to the expiration of loss carryforward.
      Management believes it is more likely than not that all of our deferred tax assets, net of valuation allowance, will be realized. However, the amount of realizable net deferred tax assets may change in the near term if estimates of future taxable income during the carryforward period are changed or if statutory tax rates are changed. See Note 21, “INCOME TAXES,” for further discussion about the deferred tax assets and valuation allowance.
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
      The three-step impairment model of investments was planned to be effective for reporting periods beginning after June 15, 2004, however, in September 2004, the FASB issued FASB Staff Position (“FSP”) No. EITF 03-1-1 which delayed the effective date for Step 2 and Step 3 of the three-step impairment model until the final issuance of FSP No. EITF Issue 03-1-a.
      The effect of adoption of this consensus on our financial position and results of operations will be immaterial as long as the current market environment remains unchanged.

Inventory Costs
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.”
      SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.
      SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Exchanges of Nonmonetary Assets
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.”
      SFAS No. 153 eliminates the exception to fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
      SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Share-Based Payment
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires the compensation cost from share-based payment transactions to be recognized in the financial statements. The amount of the compensation cost is measured based on the grant-date fair value of the equity instruments issued or the liabilities incurred. In addition, the award of liability instruments will be remeasured at the end of each reporting period. The compensation cost is recognized over the requisite service period.
      In April 2005, the SEC adopted a new rule which amends the effective dates for SFAS No. 123R. Under the new rule, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Accounting for Stripping Costs Incurred During Production in the Mining Industry
      In March 2005, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-6 (“EITF No. 04-6”), “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”
      EITF No. 04-6 requires that stripping costs incurred during the production stage of mine are variable production costs that should be considered a component of mineral inventory costs and are recognized as a component of costs of sales in the same period as the revenue from the sale of the inventory.
      EITF No. 04-6 is effective for fiscal years beginning after December 15, 2005. The effect of adoption of this consensus on our financial position and results of operations will be immaterial.

Conditional Asset Retirement Obligations
      In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.” FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated.
      FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.
      FIN No. 47 is effective for fiscal years ending after December 15, 2005. The effect of adoption of this interpretation on our financial position and results of operations will be immaterial.
B.     Liquidity and Capital Resources
Use of Non-GAAP Financial Measures
      Non-GAAP financial measures are defined in the SEC regulations as financial measures that either exclude or include amounts that are not excluded from or included in the most directly comparable measure calculated and presented in accordance with GAAP.

Net Debt-to-Equity Ratio
      We refer to “Net Debt-to-Equity Ratio” (“Net DER”) in this Liquidity and Capital Resources and elsewhere in this annual report. Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity.
      “Net interest bearing debt” is defined as adjusted interest bearing debt described as below less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long term debt, less current maturities, which are not readily repayable. As mentioned below “Funding and Treasury Policies and Objectives,” to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements. Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

      Management believes it is also helpful for the readers of this annual report.
      To calculating our adjusted interest bearing debt, followings are the eliminating factors:

•	accounts payables, derivative liabilities and others;

•	capital lease obligations; and

•	SFAS No. 133 fair value adjustment.
      Elimination of SFAS No. 133 fair value adjustment is made because Japanese investors usually evaluate Net DER of other general trading companies in this manner.
      This measure does not recognize the fact that cash and cash equivalents and time deposits may not be available completely for debt repayments, but cash and cash equivalents and time deposits may be required for operational needs including certain contractual obligations or capital expenditure.
      “Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen

	As of March 31,

	2005	2004

Short-term debt	¥615.4	¥646.7
Long-term debt	3,196.9	2,898.9
Less eliminating factors included in long-term debt:
Accounts payables, derivative liabilities and others	(193.0)	(147.6)
Capital lease obligations	(21.3)	(19.2)
Less SFAS No. 133 fair value adjustment	(58.2)	(43.2)

Adjusted interest bearing debt	3,539.8	3,335.6
Less cash and cash equivalents and time deposits	(819.9)	(685.0)

Net interest bearing debt	¥2,719.9	¥2,650.6

Shareholders’ equity	¥1,122.8	¥963.3

Net DER (times)	2.42	2.75

      The most directly comparable GAAP measure is considered to be “Debt-to-Equity Ratio” (“DER”). However, this ratio measures gross debt relative to equity, and does not measure changes in cash position.

Adjusted DER (times)	3.15	3.46
      (defined as adjusted interest bearing debt divided by shareholders’ equity)

Free Cash Flow
      We define “free cash flow” as the sum of net cash provided by operating activities and net cash used in investing activities. Management believes that such indicator is useful to investors, to measure available net cash for investment in strategic opportunities and/or debt repayment; or magnitude of reliance on borrowing to procure fund for strategic investments.

      The following table shows a reconciliation of net cash provided by operating activities to free cash flow.

	Billions of Yen

	As of March 31,

	2005	2004	2003

Net cash provided by operating activities	¥200.1	¥100.1	¥52.1
Net cash used in investing activities	(224.0)	(134.2)	(4.2)

Free Cash Flow	¥(23.9)	¥(34.1)	¥47.9

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
      In principle, our wholly owned domestic subsidiaries do not raise their funds in financial markets or borrow from banks, but instead use a cash management service provided by Mitsui & Co. Financial Services Ltd. (Japan), our financing subsidiary, which centralizes the fund raising function and promotes efficient use of funds. We are currently extending this policy to our principal overseas subsidiaries.

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
      Unused lines of credit, for short-term financing outside Japan, aggregated ¥498.5 billion at March 31, 2005. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material in each of the past three years.
      Taking advantage of a favorable financial market environment, during the year ended March 31, 2005, we increased long-term funding by borrowing from financial institutions and issuing bonds in Japan and MTNs in overseas markets for debt retirement and for working capital requirements. There were five bond issues that raised ¥55.0 billion in total (with maturities of 10 to 20 years) under the shelf-registration in Japan during the year ended March 31, 2005. As a result, long-term debt accounted for approximately 83% of total debt as of March 31, 2005, in which we regard as a satisfactory level from the viewpoint of our financial policies.

      Approximately 76% of the balance of short-term and long-term debt as of March 31, 2005 was denominated in Japanese yen and the rest was mainly denominated in U.S. dollars.
      We employ certain derivative financial instruments, which include interest rate swaps, currency swaps and foreign exchange forward contracts, to manage financial exposures resulting from our financing activities. Currency swap agreements and foreign exchange forward contracts are used to manage risks associated with the fluctuations in foreign exchange rates. The principal financial derivative instruments that are employed to manage interest rate risk exposure are interest rate swap agreements. A large part of such agreements are used for fair value hedging of fixed rate interest-bearing debt, including fixed interest rate borrowing, bonds and notes, converting into floating interest rates based on the three-month or six-month LIBOR. The interest rates on approximately 81% of Mitsui’s long-term debt, other than borrowings for certain projects, were floating after taking into account interest rate swap arrangements as of March 31, 2005.
      See Note 26, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES” for further description of our risk management policies.

Credit Ratings
      To facilitate access to funds from capital markets, Mitsui and our certain foreign trading subsidiaries have obtained ratings for their commercial paper (short-term debt) and long-term senior unsecured debt (long-term debt) from Rating and Investment Information, Inc. (“R&I”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Services (“S&P”). The ratings as of June 2005 were as follows:

	R&I	Moody’s	S&P

Short-term debt	a-1+	P-1	A-2
Long-term debt	AA-	A2	A-	*

*	The credit rating by S&P on long-term debt was provided without our request.
      S&P in March 2005 raised our long-term corporate credit rating to “A-” from “BBB+.” S&P cited the following factors for the change in ratings:

•	the gradually improving financial profiles on the Japanese general trading companies, with evidence of an upswing in operating income and equity in earnings of associated companies supported by the progress in restructuring unprofitable businesses, and sound performance in their trading of energy and metal businesses;

•	the reduction in the risk from investments and loans, due to proper management of the risks involved in investments and loans, with the resulting improvement in the risk balance between shareholders’ equity and investments and loans; and

•	the continuation of our strategy to strengthen our profitability after credit costs.
      Moody’s in April 2005 upgraded the rating to A2 from A3 on unsecured long-term debt of Mitsui and its supported subsidiaries. Mitsui’s short-term debt rating was also upgraded to Prime 1 from Prime 2. According to Moody’s, this rating action reflects the progress the company has made in improving our debt to equity ratio (“DER”) and profitability over the past several years in the difficult operating environment. Mitsui intends to maintain and improve its current credit ratings by enhancing its earnings and risk management.
      Credit ratings are an assessment by the rating agencies of the credit risks associated with us and are based on information provided by us and other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Credit ratings do not constitute a recommendation to buy, sell or hold securities and are subject to change or withdrawal by each of rating agencies at any time. As rating agencies may have different criteria in evaluating the risk associated with a company, you should evaluate each rating independently of other ratings. Ratings may be changed without pre-notice at any time.

Liquidity Management
      For the interest rate structure and the maturity profile of our outstanding debt, see Note 13, “SHORT-TERM AND LONG-TERM DEBT.”
      We had working capital, or current assets minus current liabilities, of ¥1,138.9 billion, ¥900.7 billion and ¥806.4 billion as of March 31, 2005, 2004 and 2003, respectively.
      Short-term debt was ¥615.4 billion, ¥646.7 billion and ¥690.9 billion, and long-term debt less current maturity was ¥2,904.9 billion, ¥2,541.2 billion and ¥2,500.5 billion as of March 31, 2005, 2004 and 2003, respectively.
      Cash and cash equivalents were ¥791.8 billion, ¥638.3 billion and ¥694.8 billion as of March 31, 2005, 2004 and 2003, respectively.
      In addition to cash and cash equivalents, we had time deposits and marketable securities of ¥28.1 billion and ¥28.1 billion, ¥46.7 billion and ¥29.3 billion, and ¥37.7 billion and ¥64.5 billion, as of March 31, 2005, 2004 and 2003, respectively.
      Net interest-bearing debt (interest-bearing debt less cash and cash equivalents and time deposits) was ¥2,719.9 billion, an increase of ¥69.3 billion from the year ended March 31, 2004. However, the net DER improved from 2.75 as of March 31, 2004 to 2.42 as of March 31, 2005, reflecting a strong increase in shareholders’ equity. Mitsui anticipates an increase in total assets from ¥7,593.4 billion as of March 31, 2005 to ¥8,000 billion as of March 31, 2006 in our outlook for the year ending March 31, 2006 due to our new investments. However, we expect to keep the net debt-to-equity ratio around 2.5 in order to maintain our sound financial standing while refraining from a highly leveraged funding policy and utilizing operating cash flows during this period for new investments.
      The ratio of current assets to current liabilities improved from 129.7% as of March 31, 2004 to 134.7% as of March 31, 2005 partly because long-term debt and bonds increased in line with our principal funding strategies as mentioned above. The ratio of current assets to current liabilities as of March 31, 2003 was 126.7%.
      As of March 31, 2005, we have given guarantees for obligations of various third parties and associated companies. These guarantees are not expected to require substantial use of our capital resources. We have not had any material payment requirements resulting from activities for the past three years. For details on guarantees issued by us, see Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES.”
      With the exception of project financing and non-recourse financing, it is our policy not to conclude agreements for important financial transactions with financial institutions that contain additional debt restriction clauses that may cause acceleration of our obligations, including debt incurrence restrictions, negative pledges, restrictions on dividend payments and various financial ratio limits, and there are no material financial covenants in the agreements undertaken.
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
      We held ¥791.8 billion of cash and cash equivalents as of March 31, 2005 in comparison to ¥237.5 billion of outstanding debt from commercial papers, MTNs and bonds with current maturities. Of the cash and cash equivalents, approximately 72% was held by Mitsui and approximately 80% was denominated in Japanese yen. We believe that we maintain sufficient liquidity to satisfy our working capital and debt-service requirements for the foreseeable future through existing cash and cash equivalents and time deposits, the sales of certain assets in parallel with outside borrowings from financial institutions, as well as, the issuance of bonds and notes.
      We plan to contribute ¥8.6 billion to our defined-benefit pension plans for the year ending March 31, 2006. This fund requirement will be managed under our funding policy mentioned above.

Investment Plans and Financial Policies of the Current Medium-Term Strategic and Financial Plan
      According to our two-year Medium-Term Strategic and Financial Plan (announced in May 2004) ending in March 2006, we plan to invest ¥400 billion during the period of the plan. By the end of March 2005, we had placed a total of approximately ¥260 billion into investments and the acquisition of long-lived assets. This included ¥62.8 billion for the Enfield crude oil development project, ¥82.4 billion for the Sakhalin II project, ¥63.4 billion for the purchase of Edison Mission Energy’s overseas power generation business portfolio, and ¥12.6 billion for the expansion of iron ore and coal mining in Australia.
      After the end of March 2005, we revised our investment plan, and announced in May 2005 that we expect to invest a total of ¥420 billion in the period from April 2005 to the end of March 2006. The principal investments in this plan are described below.
      — Approximately ¥200 billion in mineral resources and energy projects,
      — Approximately ¥100 billion in infrastructure projects, and
      — Approximately ¥100 billion in growing and strengthening fields such as consumer and financial products and services.
      Many of the projects in the investment plan involve bidding. The outcome of bidding will have an effect on our actual cash flows and financial condition for the year ending March 31, 2006. Our investment plan assumes that all of the planned investments will be made by the year ending March 31, 2006.
      We will procure funding for these investments by increasing internal liquidity, as well as fund raising (including project finance) from the private sector and government financing agencies, and direct financing from capital markets. We forecast our level of interest-bearing debt to increase by about ¥270 billion by the year ending March 31, 2006; however, this amount may vary, depending on the state of progress of the investment plan.
      In formulating our investment plans we are paying careful attention to our level of financial leverage — including our shareholders’ equity ratio and our net DER. Accompanying the revision of the investment plan outlined above, we have targeted a net DER of around 2.5 for the year ending March 31, 2006.
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
Transactions With Related Parties
      When conducting our business operations throughout the world, we form alliances with leading partner companies in Japan and overseas, including manufacturers and companies in raw materials resources fields, such as energy and ferrous materials. In addition to investing in associated companies where we are a minority shareholder, we conduct selling and purchasing transactions of various products on a recurring basis with such associated companies.
      Our principal associated companies include Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Mitsui Oil Exploration Co., Ltd. (44.34%), IPM Eagle LLP (30.00%), Nihon Unisys, Ltd. (28.91%), Sakhalin Energy Investment Company Ltd. (25.00%) and United Auto Group, Inc. (15.53%), among others.
      During the years ended March 31, 2005, 2004 and 2003 our gross revenues from transactions with these associated companies amounted to ¥121 billion, ¥108 billion and ¥91 billion, respectively, and the values of goods and services purchased from such companies and reported as cost of revenues were ¥192 billion, ¥161 billion and ¥143 billion, respectively.
      Prices applied in transactions with associated companies are computed in the same way that such prices would be calculated in transactions with unrelated third parties. In addition, when associated companies are counterparties in transactions with us and we conduct such business under long-term procurement and/or sales contracts, in general, we conclude a corresponding sales contract with the purchasers (unrelated parties) of goods procured by us and/or with suppliers (unrelated parties) of the goods we sell to associated companies. In addition, as of March 31, 2005, we were the guarantor for ¥57.6 billion in funds borrowed and other financial obligations of associated companies. Regarding any other commitments related to transactions with associated companies, we do not normally assume risk in excess of our percentage of share ownership in such associated companies.
Assets, Liabilities and Shareholders’ Equity
      Total assets as of March 31, 2005 increased by ¥877.4 billion to ¥7,593.4 billion, compared with ¥6,716.0 billion as of March 31, 2004. Current assets as of March 31, 2005 increased by ¥486.2 billion to ¥4,420.7 billion, compared with ¥3,934.5 billion as of March 31, 2004. The details of the increase are as follows:

•	Cash and cash equivalents increased by ¥153.5 billion from the year ended March 31, 2004, mainly derived from our long-term borrowings and issuance of bonds.

•	As a result of increased business transactions and rising prices in various markets, accounts receivables and inventories increased by ¥156.9 billion and by ¥83.9 billion, respectively, mainly at subsidiaries in the Energy Segment, the Metal Products & Minerals Segment, and the Americas Segment. As a result of an increase in the derivative assets of Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and other subsidiaries in the Logistics & Financial Markets Segment, other current assets increased by ¥74.1 billion.
      Current liabilities as of March 31, 2005 increased by ¥248.0 billion to ¥3,281.8 billion compared with ¥3,033.8 billion as of March 31, 2004. The main factors were as follows:

•	In addition to a ¥178.3 billion increase in accounts payables corresponding to the above-mentioned increase in accounts receivables, the increase in derivative liabilities of Mitsui & Co. Energy Risk Management Ltd. and others led to a ¥92.1 billion increase in other current liabilities, corresponding to the above-mentioned increase in the derivative assets.

•	On the other hand, short-term debts declined by ¥31.4 billion, mainly due to the redemption of Mitsui’s commercial papers. Similarly, there was a decline of ¥65.7 billion in current maturities of long-term debt through repayments by Mitsui on the due date.
      As a result, working capital as of March 31, 2005, or current assets minus current liabilities, increased by ¥238.2 billion to ¥1,138.9 billion compared with ¥900.7 billion as of March 31, 2004 (including the above-mentioned increase in cash and cash equivalents by ¥153.5 billion).

      The sum of total investments and non-current receivables, net property and equipment, intangible assets, less accumulated amortization, deferred tax assets — non-current, and other assets as of March 31, 2005 increased by ¥391.1 billion to ¥3,172.7 billion from ¥2,781.6 billion as of March 31, 2004.
      Within investments and non-current receivables, the total of investments in and advances to associated companies and other investments as of March 31, 2005 increased by ¥289.7 billion to ¥1,633.4 billion compared with ¥1,343.7 billion as of March 31, 2004. The details of the increase are as follows:

•	Investments in and advances to associated companies increased due to our investment in the preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda) of ¥82.4 billion and through our investment in IPM Eagle LLP (United Kingdom) of ¥63.4 billion that purchased Edison Mission Energy’s overseas power plant business portfolio. In addition, there was an ¥84.2 billion increase due to the increase in our equity in earnings of associated companies for the year ended March 31, 2005 and a ¥28.1 billion increase reflecting an increase in unrealized holding gains on available-for-sale securities in relation to the investment in INPEX CORPORATION (“INPEX”) owned by our associated company Mitsui Oil Exploration Co., Ltd. (Japan) following INPEX’s initial public offering.

•	Other investments increased due to the increase in unrealized holding gains on available-for-sale securities of ¥23.7 billion.
      Net property and equipment (less accumulated depreciation) rose by ¥63.6 billion to ¥662.7 billion compared with ¥599.1 billion as of March 31, 2004. The main assets acquired during the year ended March 31, 2005 were mineral rights of ¥48.5 billion as well as equipment and fixtures of ¥14.3 billion in relation to the Enfield crude oil project.
      Long-term debt, less current maturities as of March 31, 2005 increased by ¥363.7 billion to ¥2,904.9 billion from ¥2,541.2 billion as of March 31, 2004. This was due to an increase in borrowings from financial institutions and the issuance of bonds by both Mitsui and Mitsui & Co. International (Europe) B.V. (Netherlands). In addition to the procurement of funding for investments and acquisition of property and equipment during the year ended March 31, 2005 as mentioned above, we have been proceeding with further funding procurement ahead of implementation of investments set forth in our investment plan.
      Shareholders’ equity as of March 31, 2005 increased by ¥159.5 billion to ¥1,122.8 billion from ¥963.3 billion as of March 31, 2004, mainly due to the accumulation of retained earnings, but also as a result of an increase in unrealized holding gains and losses on available-for-sale securities.
Cash Flows

	Billions of Yen

	Years Ended March 31,

	2005	2004	2003

Net cash provided by operating activities	¥200.1	¥100.1	¥52.1
Net cash used in investing activities	(224.0)	(134.2)	(4.2)
Net cash provided (used in) by financing activities	171.3	(12.2)	17.8
Effect of exchange rate changes on cash and cash equivalents	6.1	(10.2)	(4.5)
Net increase (decrease) in cash and cash equivalents	153.5	(56.5)	61.2
Cash and cash equivalents at beginning of year	638.3	694.8	633.6
Cash and cash equivalents at end of year	791.8	638.3	694.8

Cash Flows during the Year Ended March 31, 2005

Cash Flows from Operating Activities
      Net cash provided by operating activities for the year ended March 31, 2005 was ¥200.1 billion, which was primarily attributable to:

•	Operating income which increased steadily in the Metal Products & Minerals Segment, Energy Segment, and other segments

•	Dividends received from associated companies as well as our investment in third parties amounting to ¥53.6 billion, mainly from investments in our mineral resource and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia), Valepar S.A. (Brazil), and other Middle Eastern LNG companies

•	Total payments, in relation to contributions to our defined benefit pension plan and payments under unfunded severance indemnities plans amounting to ¥30.9 billion

•	A one-time payment of ¥8.1 billion for compensation and other charges related to DPF incident

•	Payments of ¥56.9 billion for corporate income taxes
      Net cash provided by operating activities increased by ¥100.0 billion for the year ended March 31, 2005 compared with the year ended March 2004. The reasons for this increase were:

•	Operating income which increased by ¥71.2 billion in total, and by operating segment mainly attributable to a ¥39.4 billion increase in the Metal Products & Minerals Segment and a ¥13.8 billion increase at the Energy Segment.

•	Dividends received from associated companies as well as our investments in third parties showed further increase.

Cash Flows from Investing Activities
      Net cash used in investing activities for the year ended March 31, 2005 totaled ¥224.0 billion. Of this amount, ¥133.3 billion was used in relation to investments and loans. The details of the cash flows are as follows:

•	A total of ¥190.4 billion was paid for investments in and advances to associated companies. This included ¥80.7 billion* investment in preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda) and an investment of ¥62.2 billion* in IPM Eagle LLP (United Kingdom) that purchased Edison Mission Energy’s overseas power generation business portfolio. Deduction of a ¥52.7 billion proceeds from sales of investments in and collection of advances to associated companies resulted in a net cash outflow of ¥137.7 billion.

•	A total of ¥68.5 billion was used on acquisition of debt securities for fund management purposes, mainly by Mitsui and its financing subsidiaries, and ¥59.8 billion was obtained as proceeds from maturities of debt securities. While ¥14.5 billion was provided by the sale of shares in Vodafone K.K., ¥8.9 billion was used in the purchase of shares in CornerStone Research & Development, Inc. (the United States).
      A total of ¥90.7 billion was paid for fixed assets, which includes property leased to others and property and equipment. The main items are listed below.

•	Payments of ¥64.4 billion* for the acquisition of mineral rights and other fixed assets in the Enfield crude oil project in Western Australia

•	Payments of ¥17.2 billion for the acquisition of facilities for the development of iron ore and coal

      * Cash flows in foreign currencies were translated into yen using the average foreign exchange rates during the year, and therefore differ from the amounts appearing in “Investment Plans and Financial Policies of the Current Medium-Term Strategic and Financial Plan” and “Assets, Liabilities and Shareholders’ Equity” as above, which were translated by the current rate as of March 31, 2005.

•	Payments of ¥16.0 billion for purchasing rolling stock and ocean vessels for lease, and proceeds of ¥17.0 billion from the sale of aircraft, rolling stock and ocean vessels for lease

•	A proceed of ¥10.8 billion from the sale of our office building in the United Kingdom

•	Proceeds of ¥12.8 billion from the sale of Mitsui’s corporate residences and dormitories
      Cash flows used in investing activities for the year ended March 31, 2005 increased by ¥89.8 billion compared with the year ended March 31, 2004. Large cash outflow and cash inflow for the year ended March 31, 2004 included an investment of ¥97.1 to acquire shares in Valepar S.A. (Brazil), an investment of ¥56.7 billion in the preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda), and a proceed of ¥49.8 billion from the sale of shares in Caemi Mineração e Metalurgia S.A.

Cash Flows from Financing Activities
      Net cash provided by financing activities for the year ended March 31, 2005 was ¥171.3 billion, which was primarily attributable to:

•	An increase in long-term and short-term debt of ¥183.8 billion, mainly consisting of the increased long-term borrowings and issuance of long-term bonds by Mitsui, Mitsui & Co. (U.S.A.) Inc. and other trading subsidiaries. Of this amount, ¥141.2 billion was procured by Mitsui.

•	In response to increasing demand for funds for our investments and acquisition of fixed assets, we increased our level of long-term fund procurement, taking advantage of a favorable financial market environment. As a result, that our long-term debt increased by ¥120.7 billion in long-term borrowings and by ¥55.0 billion in bonds.

•	Other major cash flows from financing activities included a ¥2.6 billion proceed from the issuance of stock of Telepark Corp. (Japan), and payments of ¥14.2 billion for cash dividends.
      Cash flows from financing activities for the year ended March 31, 2005 increased by ¥183.5 billion compared with the year ended March 31, 2004. The main sources, as described above, were increases in levels of long-term fund procurement through our borrowings from financial institutions and issuance of bonds. Please refer to “Finance and Liquidity Management — Funding Sources” above for details of our fund procurement for the year ended March 31, 2005.

Cash and Cash Equivalents at End of the Year
      In addition to the increase of ¥6.1 billion due to changes in exchange rates, the balance of our cash and cash equivalents increased by ¥153.5 billion for the year ended March 31, 2005 to ¥791.8 billion as of March 31, 2005.

Cash Flows in the Current Medium-Term Strategic and Financial Plan
      Reflecting our active investment program, free cash flow, which we define as net of cash flows from operating activities (¥200.1 billion for the year ended March 31, 2005) and cash flows from investing activities (negative ¥224.0 billion for the same year) as shown in our Statements of Consolidated Cash Flows, was negative ¥23.9 billion for the year ended March 31, 2005. In the year ending March 2006, our free cash flow is expected to be approximately the same as the year ended March 31, 2005 mainly due to the following reasons:

•	Our analysis of the trends in mineral resource and energy prices and their expected influence on our operating results for the year ending March 31, 2006 suggests that rising resource and energy prices will continue to support growth in net income and operating cash flows in the year ending March 2006.

•	Many investments in our current Medium-Term Strategic and Financial Plan ending March 2006 will be made in the fields of mineral resources and energy. It will take a long time to begin generating cash inflow from those investments.

Cash Flows during the Year Ended March 31, 2004

Cash Flows from Operating Activities
      Net cash provided by operating activities for the year ended March 31, 2004 was ¥100.1 billion, which was primarily attributable to:

•	operating income in almost all segments, especially in the Metal Products & Minerals Segment and the Chemical Segment; and

•	dividends from associated companies and unrelated investees, particularly those operating in the natural resources business (e.g., iron and steel raw materials, oil and gas).
      The above net cash inflow was partly offset by the payment of U.S.$126.5 million, or ¥13.7 billion, for the settlement of a major part of choline chloride lawsuits in the United States.
      Net cash provided by operating activities increased by ¥47.9 billion compared to the year ended March 31, 2003. The principal reasons for this increase were:

•	¥21.9 billion higher operating income; and

•	¥25.9 billion decline in contributions to defined benefit plans from ¥26.0 billion to ¥0.1 billion.
      In addition, during the year ended March 31, 2003, our domestic financing subsidiary, Bussan Credit Co., Ltd. (Japan), which has merged with other subsidiaries and been operating as Mitsui & Co. Financial Services Ltd. since April 2005., purchased trade receivables (Mitsui’s trade payables) at a discount from various suppliers, which caused early payments of our trade payables, which reduced net cash from operating activities.

Cash Flows from Investing Activities
      Net cash used in investing activities was ¥134.2 billion. There was a net cash outflow of ¥80.9 billion for investments and loans, which consisted of:

•	¥124.8 billion cash inflow from proceeds from maturities of debt securities held by financing subsidiaries;

•	proceeds of ¥49.8 billion from the sale of investments in Caemi Mineração e Metalurgia S.A. (Brazil);

•	payment of ¥97.1 billion for investment in Valepar S.A. (Brazil); and

•	payment of ¥56.7 billion for the purchase of preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda).
      As for the additions and sales of long-lived assets, cash inflow and outflow mainly consisted of:

•	purchases of mining facilities in the Metal Products & Minerals Segment;

•	purchases of aircraft, rolling stock and ocean transport vessels for leasing;

•	proceeds from sales of leased aircraft and ocean transport vessels; and

•	proceeds from sales of Mitsui’s residences and dormitories.
      Net cash used in investing activities increased by ¥129.9 billion compared to the year ended March 31, 2003, due mainly to investments in Valepar S.A. in the Metal Products & Minerals Segment and Sakhalin Energy Investment Company Ltd. in the Energy Segment.

Cash Flows from Financing Activities
      During the year ended March 31, 2004, Mitsui and its financial subsidiary repaid short-term and long-term debt, while Mitsui and its foreign trading subsidiaries raised ¥177.4 billion through the issuance of bonds. As a result, net cash provided by short-term and long-term financing activities totaled ¥0.7 billion. After the payments of cash dividends, net cash used in financing activities totaled ¥12.2 billion.
      Cash flows used in financing activities increased by ¥30.1 billion from the cash flows of ¥17.8 billion provided by financing activities for the year ended March 31, 2003, because:

•	there was an increase in borrowings at the above-mentioned financing subsidiary in Japan to finance early repayments of Mitsui’s trade payables during the year ended March 31, 2003; and

•	Mitsui and the domestic financial subsidiary increased the repayments of short-term debt.

Cash and Cash Equivalents at End of Year
      Cash and cash equivalents declined by ¥56.5 billion after the effect of exchange rate changes on cash and cash equivalents. As a result, cash and cash equivalents as of March 31, 2004 were ¥638.3 billion.
C.     Research & Development
      For the year ended March 31, 2005, research and development (“R&D”) expenses totaled ¥5.6 billion, which consist mainly of ¥3.9 billion in the Chemical Segment related to nanotechnology, biotechnology and life sciences technology, ¥0.9 billion in the Machinery, Electronics & Information Segment, and ¥0.7 billion in the Consumer Products & Services Segment including R&D relating to food products.
      In the nanotechnology field, a key research area in the Chemical Segment, we have been developing and promoting the commercialization of ethanol separation technology by using zeolite membranes, which will dramatically improve the energy efficiency of biomass ethanol production. Biomass ethanol is a renewable energy source, and as such it is being studied all over the world as an additive for automobile gasoline and fuel for electrical power generation, as a means of addressing the issue of global warming. By realizing improved energy efficiency in the production of biomass ethanol through the use of zeolite membranes, it is expected to reduce costs and promote the introduction of biomass ethanol fuel in Japan.
      Furthermore, carbon nanotubes are expected to be developed for a variety of advanced applications in the future, and we are continuing to cooperate with industry and academia to conduct development research into these applications, providing the produced carbon nanotubes for many partner university laboratories and companies as we strive together to commercialize this technology.
      With regards to the manufacturing of zeolite membranes and carbon nanotubes, we build a commercial plant for zeolite membranes (dehydration membranes) during the year ending March 31, 2006, and we are also laying the groundwork for establishing a company for carbon nanotubes during the same year.
      In addition, with the primary objective of expanding demand for methionine, a feed supplement subsidiary, Novus International Inc. (the United States) has been working to develop new applications and manufacturing processes, and has also been conducting R&D in feed analysis services and new products by using a broad array of techniques ranging from cellular biology techniques to living-body experiments. These R&D efforts are producing tangible results, such as improvements in the market’s view for its products, the startup of a new plant for intermediates, and the debut of new products in the area of organic acids and organic minerals.
      In the Machinery, Electronics & Information Segment, Chlorine Engineers Corp. (Japan) — a unit of a subsidiary, MBK Project Holdings Ltd. (Japan) that is engaged in the business of making electrolyzers and providing engineering for chlor-alkali plants — continuously conducts research on the structure of electrolyzers and the optimization of the materials used in these devices, in order to realize energy savings by boosting plant operating rates and prolonging the lifespan of these electrolyzers. This research helps reduce operating and maintenance costs for users, and also contributes to the protection of the environment.

      As a food related activities in the Consumer Products & Services Segment, a subsidiary, Mitsui Norin Co., Ltd. (Japan) is primarily focused on the commercialization of its research into the health benefits, application and material development of catechin, a substance in tea that has high sterilization and anti-viral properties, and to its commercialization in the pharmaceutical field. Mitsui Norin Co., Ltd. is pursuing research with universities and research institutions inside and outside of Japan, and seeking to uncover the bioactive properties of tea, it is also using genetic engineering methods to establish microbe identification technology and methods for analyzing foreign substances and offensive odors.
      For the year ended March 31, 2004, R&D expenses were ¥6.0 billion. Principal R&D activities undertaken were related to nanotechnology and biotechnology in the Chemical Segment, electrolysis technology in the Machinery, Electronics & Information Segment and food-related initiatives in the Consumer Products & Services Segment. R&D expenses incurred in these three segments were ¥4.5 billion, ¥1.1 billion and ¥0.3 billion, respectively.
      For the year ended March 31, 2003, R&D expenses were ¥3.4 billion. R&D activities were mainly related to nanotechnology and biotechnology in the Chemical Segment and information technology in the Machinery, Electronics & Information Segment. R&D expenses incurred in these three segments were ¥2.0 billion and ¥1.2 billion, respectively.
D.     Trend Information
      See relevant discussion elsewhere in this item.
E.     Off-Balance Sheet Arrangements
      We use off-balance sheet arrangements in the ordinary course of business to further our trading, fund-raising and other activities. Categories of off-balance arrangements are as follows:

Guarantees
      The following tables summarize our guarantees as of March 31, 2005 and 2004.
      The maximum potential amount of future payments represents the amount without consideration of possible recoveries under recourse provision or from collateral held or pledged that we could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses. Estimated proceeds from collateral and recourse represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees. The carrying amounts of liabilities recorded on the Consolidated Balance Sheets reflect our best estimate of future payments we may incur as part of fulfilling our guarantee obligations.

	Billions of Yen

	Maximum	Recourse	Carrying
	Potential Amount	Provisions/	Amount of
As of March 31, 2005:	of Future Payments	Collateral	Liabilities

Financial Guarantees	¥194	¥31	¥3
Performance Guarantees	33	6	0
Market Value Guarantees	73	42	—

	Billions of Yen

	Maximum	Recourse	Carrying
	Potential Amount	Provisions/	Amount of
As of March 31, 2004:	of Future Payments	Collateral	Liabilities

Financial Guarantees	¥258	¥41	¥6
Performance Guarantees	37	6	0
Market Value Guarantees	62	36	—

      In the furtherance of our trading activities, it is a customary practice for us to guarantee, severally or jointly with others, indebtedness of certain of our customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.
      As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or will be responsible for making up any shortfall between the actual sales price and the guaranteed value. In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003) — an Interpretation of ARB No. 51,” on December 31, 2003, we consolidated ¥19.9 billion and ¥20.2 billion of total assets related to certain ocean transport vessels entities at March 31, 2005 and 2004, respectively. This information is provided in Note 24, “VARIABLE INTEREST ENTITIES.”

Sales of Trade Receivables
      Mitsui & Co. (U.S.A.), Inc. and Mitsui & Co. (Canada) Ltd. use off-balance sheet arrangements in which certain trade receivables are sold to third parties. At March 31, 2005 and 2004, the outstanding amounts of these off-balance sheet arrangements were immaterial.

Variable Interest Entities
      We are involved with and have significant variable interests in a number of variable interest entities that are not consolidated because we are not the primary beneficiary, but in which we have significant variable interests. These variable interest entities mainly engage in leasing and financing activities. Further information is provided in Note 24, “VARIABLE INTEREST ENTITIES.”

Commitments on Deferred Payments
      We had financing commitments totaling ¥2.7 billion at March 31, 2005, principally for financing, on a deferred-payment basis, the cost of ocean transport vessels and equipment to be purchased by our customers. We had so much financing commitments at March 31, 2004. Further information is provided in Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES.”
F.     Tabular Disclosure of Contractual Obligations
      The following table provides our contractual obligations as of March 31, 2005 and payment due by period of these contractual obligations:

	Billions of Yen

		Payment Due by Period

	Balance as of				After
Contractual Obligations	March 31, 2005	March 2006	March 2008	March 2010	March 2010

Long-Term Debt	¥3,118	¥255	¥704	¥664	¥1,495
Capital Lease Obligations	23	6	8	2	7
Operating Leases	105	22	29	19	35
Purchase Obligations	2,317	774	803	305	435

Total	¥5,563	¥1,057	¥1,544	¥990	¥1,972

      The amounts of “Long-Term Debt” include bank borrowings, bonds and long-term trade payables, excluding the effect of SFAS No. 133 fair value adjustment and capital lease obligations (present value of net minimum lease payments). “Capital Lease Obligations” represents the schedule of payments for future minimum lease payments. “Operating Leases” represents the schedule of payments for future minimum rentals. Minimum rental payments have not been reduced by minimum sublease rentals of ¥59 billion due in the future under noncancelable subleases. “Purchase Obligations” represents the schedule of payments for long-term purchase obligations, net of advance payments of ¥77 billion made to suppliers as of

March 31, 2005. The purchased items are principally chemical materials, oil products, ocean transport vessels, metals and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to the market. In general, our customers, primarily large Japanese industrial companies and shipping firms, are also parties to the contracts or by separate agreements and are committed to purchase the items from us.
      In addition to the above, we plan to contribute ¥8.6 billion to our defined benefit pension plans for the year ending March 31, 2006.
      For additional information regarding long-term debt, capital lease obligations and operating leases, and purchase obligations, see Note 13, “SHORT-TERM AND LONG-TERM DEBT,” Note 8, “LEASES,” and Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES,” respectively.

Item 6.	Directors, Senior Management and Employees.

A.	Directors and Senior Management.
      We are managed by a Board of Directors and Executive Officers. As of June 30, 2005, we have eleven Directors and thirty-eight Executive Officers including eight of which are also Directors. In accordance with Mitsui’s Articles of Incorporation and Rules of the Board of Directors, each Director was elected for a term of one year. Each Executive Officer has been appointed by the Board of Directors.
      The Board of Directors is our decision-making body. The Board of Directors determines our basic guidelines and policies by establishing our corporate strategy, reviewing our business plans, and supervising and monitoring the activities of our Executive Officers.
      The Executive Officers are responsible for the execution of our corporate activities. They must follow and enforce the general guidelines and policies established by the Board of Directors and Mitsui’s Articles of Incorporation.
      As of June 30, 2005, Mitsui’s Executive Officers consisted of one President, three Executive Vice Presidents, six Senior Executive Managing Officers, ten Executive Managing Officers and eighteen Managing Officers.
      The execution of the Directors’ functions (including their functions to supervise and monitor the activities of the Executive Officers) is audited by Corporate Auditors. Each Corporate Auditor is elected by shareholders of Mitsui at a general meeting of the shareholders. As of June 30, 2005, we have five Corporate Auditors. In performing their auditing activities, they act independently of each other while they constitute and act through the Board of Corporate Auditors as the applicable Japanese laws and regulations require.

Directors, Corporate Auditors and Executive Officers
      Our Directors, Corporate Auditors and Executive Officers as of the end of June 2005 were:
     Directors

Name	Position

Nobuo Ohashi	Chairman and Director
Shoei Utsuda	Executive Director
Tetsuya Matsuoka	Executive Director
Masataka Suzuki	Executive Director
Gempachiro Aihara	Executive Director
Yushi Nagata	Executive Director
Hiroshi Tada	Executive Director
Yasunori Yokote	Executive Director

Name	Position

Kazuya Imai	Executive Director
Akishige Okada(1)	Director; Advisor, Sumitomo Mitsui Banking Corporation
Akira Chihaya(1)	Director; Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation

(1)	Mr. Akishige Okada and Mr. Akira Chihaya are external directors as provided for in Item 7-2, Clause 2, Article 188 of the Commercial Code of Japan. See “Item 6.C. Board Practices.”
          Corporate Auditors

Name	Position

Tasuku Kondo(2)	Corporate Auditor
Hiroshi Matsuura(2)	Corporate Auditor
Ko Matsukata(3)	Corporate Auditor, Senior Consultant, Mitsui Sumitomo Marine and Fire Insurance Co., Ltd.
Yasutaka Okamura(3)	Corporate Auditor, Member of the Japan Federation of Bar Associations.
Hideharu Kadowaki(3)	Corporate Auditor, Chairman of the Institute, The Japan Research Institute, Limited

(2)	Mr. Tasuku Kondo and Mr. Hiroshi Matsuura are Corporate Auditors of full-time service as provided for in Clause 2, Article 18, of the “Law Concerning Special Measures under the Commercial Code with Respect to Audit, etc. of Corporations” of Japan.

(3)	Mr. Ko Matsukata, Mr. Yasutaka Okamura and Mr. Hideharu Kadowaki are external Corporate Auditors as provided for in Clause 1, Article 18 of the aforementioned law.
     Executive Officers

Name	Title and Principal Position

Shoei Utsuda	President and Chief Executive Officer
Yasuo Hayashi	Executive Vice President; Managing Director, Mitsui & Co. Europe PLC
Tetsuya Matsuoka	Executive Vice President; Power, Transportation & Plant Projects Business Unit; Machinery Business Unit; Information, Electronics and Telecommunication Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit
Masataka Suzuki	Executive Vice President; Organic Chemicals Business Unit; Plastics & Inorganic Chemicals Business Unit; Foods & Retail Business Unit; Lifestyle Business Unit; Consumer Service Business Unit
Gempachiro Aihara	Senior Executive Managing Officer, Regional Managing Director, Asia; DPF Matters
Yushi Nagata	Senior Executive Managing Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning and Strategy Division, Corporate Administrative Division, Corporate Communications Division, Investor Relations Division); Overall Administrative Divisions of Business Units; New Business Promotion; Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. Europe PLC
Hiroshi Tada	Senior Executive Managing Officer; Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Name	Title and Principal Position

Yasunori Yokote	Senior Executive Managing Officer; Corporate Staff Division (Secretariat, Compliance & Operational Control Division, Human Resources & General Affairs Division, Legal Division); Chief Compliance Officer; Chief Privacy Officer; Environmental Matters; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters
Kazuya Imai	Senior Executive Managing Officer; Chief Financial Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co.(U.S.A), Inc.
Toshihiro Soejima	Senior Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China
Motokazu Yoshida	Executive Managing Officer; Chairman for the Americas
Yoshiyuki Izawa	Executive Managing Officer; General Manager, Osaka Office
Osamu Mori	Executive Managing Officer; Chief Operating Officer, Financial Markets Business Unit
Satoru Miura	Executive Managing Officer; General Manager, Nagoya Office
Masayoshi Sato	Executive Managing Officer; Chief Operating Officer, Foods & Retail Business Unit
Ken Abe	Executive Managing Officer; Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
Takao Sunami	Executive Managing Officer; Chief Operating Officer, Machinery Business Unit
Junichi Matsumoto	Executive Managing Officer; Chief Operating Officer, Transportation Logistics Business Unit
Shunichi Miyazaki	Executive Managing Officer; General Manager, Internal Auditing Division
Hiroshi Ito	Executive Managing Officer; Chief Operating Officer, Consumer Service Business Unit
Takeshi Ohyama	Managing Officer; General Representative of Mitsui & Co., Ltd. in Indonesia
Shinjiro Ogawa	Managing Officer; Chief Operating Officer, Information, Electronics and Telecommunication Business Unit
Toshimasa Furukawa	Managing Officer; Chief Operating Officer, Power, Transportation & Plant Projects Business Unit
Akio Ikeda	Managing Officer; Chairman & Managing Director, Mitsui & Co. (Australia) Ltd.
Jitsuro Terashima	Managing Officer; President, Mitsui Global Strategic Studies Institute
Motonori Murakami	Managing Officer; General Manager, General Accounting & Risk Management Division
Kyoichi Endo	Managing Officer; Managing Director, Mitsui & Co. UK PLC
Toshio Awata	Managing Officer; General Manager, Information Strategic Planning Division; Chief Information Officer
Koji Nakamura	Managing Officer; Chief Operating Officer, Plastics & Inorganic Chemicals Business Unit
Toru Kitamura	Managing Officer; Chief Operating Officer, Lifestyle Business Unit
Kenichi Yamamoto	Managing Officer; General Manager, Human Resources & General Affairs Division
Masaaki Murakami	Managing Officer; President, Mitsui & Co.(CANADA) Ltd.

Name	Title and Principal Position

Kiyotaka Watanabe	Managing Officer; Chief Operating Officer, Iron & Steel Products Business Unit
Masaaki Fujita	Managing Officer; Deputy Chief Operating Officer, Foods & Retail Business Unit
Junichi Mizonoue	Managing Officer; Chief Operating Officer, Organic Chemicals Business Unit
Takao Omae	Managing Officer; President, Mitsui Brasileira Importação e Exportação S.A.
Norinao Iio	Managing Officer; Chief Operating Officer, Energy Business Unit
Osamu Koyama	Managing Officer; Executive Vice President, Mitsui & Co. (U.S.A), Inc.
      The date of birth, the current position and the prior positions of our Directors, Corporate Auditors, and Executive Officers is provided below.

Directors
Name	Nobuo Ohashi
Date of Birth	September 13, 1938
Current Position	Chairman and Director (since April 1, 2004)
Prior Positions	• 1994	A member of Board of Directors (Director, General Manager of Seoul Office)
	• 1996	Director, Chief Operating Officer of Foods Unit
	• 1997	Executive Managing Director, Chief Operating Officer of Foods Unit
	• 1998	Executive Managing Director, General Manager of Corporate Planning Division
	• 1999	Senior Executive Managing Director, General Manager of Corporate Planning Division
	• 2000	Executive Vice President
	• 2002 /4	Executive Vice President, President of Consumer Products & Services Group
	• 2002/10	Chairman and Executive Director

Name	Shoei Utsuda
Date of Birth	February 12, 1943
Current Position	President and Chief Executive Officer , Executive Director (since October 1, 2002)
Prior Positions	• 1997	A member of Board of Directors (Director, General Manager of Machinery, Electronics & Information Administrative Division)
	• 1998	Director, Chief Operating Officer of Information Business Unit
	• 2000	Executive Managing Director, General Manager of Corporate Planning Division
	• 2002/4	Senior Executive Managing Officer, Chief Strategic Officer, Responsible for Administration Division

Name	Tetsuya Matsuoka
Date of Birth	January 5, 1945
Current Position	Executive Vice President , Executive Director (since April 1, 2005)
Prior Positions	• 1998	A member of Board of Directors (Director, General Manager of Metals Administrative Division)
	• 1999	Director, Chief Operating Officer of Non-Ferrous Metals Unit
	• 2001	Executive Managing Director, Managing Director of Mitsui & Co. Europe PLC, Managing Director of Mitsui & Co. UK PLC and Chairman of Mitsui & Co. International (Europe) B.V.
	• 2002	Senior Executive Managing Officer & Chief Strategic Officer, Responsible for Administration Division
	• 2003	Executive Director, Senior Executive Managing Officer and Chief Operating Officer of Business Process Re-Engineering Project Headquarters
	• 2004	Senior Executive Managing Officer

Name	Masataka Suzuki
Date of Birth	April 2, 1944
Executive Vice President , Executive Director (since April 1,
Current Position	2005)
Prior Positions	• 1999	A member of Board of Directors (Director, Chief Operating Officer of Textile & Fashion Unit)
	• 2002/4	Executive Managing Officer, Chief Operating Officer of Textile & Fashion Unit, Consumer Products & Services Group
	• 2002/10	Executive Managing Officer, President of Consumer Products & Services Group
	• 2003	Executive Director, Senior Executive Managing Officer

Name	Gempachiro Aihara
Date of Birth	October 3, 1943
Current Position	Senior Executive Managing Officer, Regional Managing Director, Asia; Executive Director (since October 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Performance Chemicals Unit)
	• 2002/4	Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China
	• 2004 /6	Executive Director, Senior Executive Managing Officer

Name	Yushi Nagata
Date of Birth	August 30, 1946
Current Position	Senior Executive Managing Officer, Chief Operating Officer of Business Process Re-Engineering Project Headquarters ; Executive Director (since June 24, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Plant & Project Business Unit)
	• 2001	Director, Operating Officer of Electric Machinery, Plant & Project Business Unit
	• 2002/4	Executive Managing Officer, Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery, Electronics & Information Group
	• 2002/10	Executive Managing Officer, Chief Operating Officer of Electric Machinery, Plant & Project Business Unit
	• 2004/4	Senior Executive Managing Officer, Chief Operating Officer of Business Process Re-Engineering Project Headquarters

Name	Hiroshi Tada
Date of Birth	March 3, 1945
Senior Executive Managing Officer; Executive Director (since June
Current Position	24, 2005)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Raw Materials Unit)
	• 2002/4	Senior Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit, Metals Group
	• 2003	Executive Managing Officer, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc.
	• 2004/4	Senior Executive Managing Officer

Name	Yasunori Yokote
Date of Birth	June 23, 1946
Current Position	Senior Executive Managing Officer, Chief Compliance Officer; Chief Privacy Officer; Environmental Matters; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Executive Director, (since April 1, 2005)
Prior Positions	• 2000	A member of Board of Directors (Director, General Manager of Personnel Division)
	• 2002/4	Director, Senior Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia
	• 2002/6	Senior Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia
	• 2004	Executive Director, Executive Managing Officer, Chief Compliance Officer

Name	Kazuya Imai
Date of Birth	April 20, 1946
Current Position	Senior Executive Managing Officer, Chief Financial Officer, Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Executive Director, (since June 24, 2005)
Prior Positions	• 2001	A member of Board of Directors (Director, Executive Vice President of Mitsui & Co. (U.S.A.), Inc.)
	• 2002/1	Director
	• 2002/4	Director, Senior Managing Officer
	• 2002/6	Senior Managing Officer
	• 2004	Executive Managing Officer, General Manager of Internal Auditing Division
	• 2005	Senior Executive Managing Officer, Chief Financial Officer, Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Name	Akishige Okada
Date of Birth	April 9, 1938
Current Position	Director (since June 27, 2003)
Prior Positions	• 1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
	• 1997	President , The Sakura Bank, Ltd.
	• 2001	Director, Chairman of Sumitomo Mitsui Banking Corporation
	• 2002	Director, Chairman of Sumitomo Mitsui Financial Group
	• 2005	Advisor, Sumitomo Mitsui Banking Corporation

Name	Akira Chihaya
Date of Birth	March 6, 1935
Current Position	Director (since June 24, 2004)
Prior Positions	• 1987	Director of Nippon Steel Corporation
	• 1998	Representative Director and President of Nippon Steel Corporation
	• 2003	Director, Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation (remaining in the same position on June 30,2005)
Corporate Auditors
Name	Tasuku Kondo
Date of Birth	August 12, 1942
Current Position	Corporate Auditor (since June 24, 2005)
Prior Positions	• 1996	A member of Board of Directors (Director, General Manager of Finance Division)
	• 1998	Executive Managing Director
	• 2002	Senior Executive Managing Officer and Chief Financial Officer, Responsible for General Accounting Division, Finance Division and Corporate Risk Management Division
	• 2004	Executive Vice President and Chief Financial Officer
	• 2005/4	Executive Director

Name	Hiroshi Matsuura
Date of Birth	May 24, 1946
Current Position	Corporate Auditor (since June 27, 2003)
Prior Positions	• 1996	General Manager of Credit Division
	• 2002	General Manager of Corporate Risk Management Division

Name	Ko Matsukata
Date of Birth	March 27, 1933
Current Position	Corporate Auditor (since June 27, 1996)
Prior Positions	• 1990	President of Mitsui Marine and Fire Insurance Co., Ltd.
	• 1996	Vice Chairman of Mitsui Marine and Fire Insurance Co., Ltd.
	• 1997	Senior Advisor to Board of Mitsui Marine and Fire Insurance Co., Ltd.
	• 2001	Senior Consultant, Mitsui Sumitomo Marine and Fire Insurance Co., Ltd. (remaining in the same position on June 30, 2005)

Name	Yasutaka Okamura
Date of Birth	June 13, 1929
Current Position	Corporate Auditor (since June 27, 2003)
Prior Positions	• 1992	Prosecutor, General
	• 1994	Attorney at Law (remaining in the same position on June 30, 2005)
	• 1997	Corporate Auditor of Toyota Motor Corporation (remaining in the same position on June 30, 2005)

Name	Hideharu Kadowaki
Date of Birth	June 20, 1944
Current Position	Corporate Auditor (since June 24, 2004)
Prior Positions	• 2001	Executive Managing Director of Sumitomo Mitsui Banking Corporation
	• 2003	Director, Executive Vice President of Sumitomo Mitsui Financial Group
	• 2004	Chairman of the Institute, The Japan Research Institute, Limited (remaining in the same position on June 30, 2005)
Executive Officers (excluding Executive Officers who are also a Director)
Name	Yasuo Hayashi
Date of Birth	August 5, 1942
Current Position	Executive Vice President, Managing Director of Mitsui & Co. Europe PLC (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Executive Managing Director)
	• 2001	Executive Managing Director, Chief Operating Officer of Electric Machinery, Plant & Project Business Unit, Machinery Electronics & Information Group
	• 2002	Executive Managing Director, President of Machinery Electronics & Information Group
	• 2003	Senior Executive Managing Officer

Name	Toshihiro Soejima
Date of Birth	November 10, 1946
Current Position	Senior Executive Managing Officer, Chief Representative of Mitsui & Co., Ltd. in China (since April 1, 2005)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Electronics Devices Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group
	• 2003	Senior Managing Officer, General Manager of Corporate Planning & Strategy Division
	• 2004	Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China

Name	Motokazu Yoshida
Date of Birth	January 7, 1948
Current Position	Executive Managing Officer, Chairman for the Americas and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc. (since April 1, 2005)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit)
	• 2002/4	Director, Senior Managing Officer Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2003	Executive Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit
	• 2004	Executive Managing Officer, Chief Operating Officer of Machinery Business Unit

Name	Yoshiyuki Izawa
Date of Birth	February 10, 1948
Current Position	Executive Managing Officer, General Manager of Osaka Office (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Information Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Information Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Information Business Unit

Name	Osamu Mori
Date of Birth	January 1, 1949
Current Position	Executive Managing Officer, Chief Operating Officer of Financial Markets Business Unit (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, General Manager of Finance Division)
	• 2002/4	Director, Senior Managing Officer, General Manager of Finance Division
	• 2002/6	Senior Managing Officer, General Manager of Finance Division
	• 2003	Senior Managing Officer, Chief Operating Officer, of Financial Markets Business Unit

Name	Satoru Miura
Date of Birth	March 2, 1947
Current Position	Executive Managing Officer, General Manager of Nagoya Office (since April 1, 2005)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit, Metals Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit
	• 2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit

Name	Masayoshi Sato
Date of Birth	November 30, 1945
Current Position	Executive Managing Officer, Chief Operating Officer of Foods & Retail Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, Chief Operating Officer of Foods Unit

Name	Ken Abe
Date of Birth	September 19, 1947
Current Position	Executive Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, General Manager of Metals Administrative Division
	• 2003	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit

Name	Takao Sunami
Date of Birth	August 22, 1947
Current Position	Executive Managing Officer, Chief Operating Officer of Machinery Business Unit (since January 1, 2005)
Prior Positions	• 2002	Managing Officer, General Manager of e-Mitsui Business Division
	• 2003	Managing Officer, General Manager of Fukuoka Office

Name	Junichi Matsumoto
Date of Birth	September 25, 1947
Current Position	Executive Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit (since April 1, 2005)
Prior Positions	• 2002	Managing Officer, General Manager of Corporate Planning Division
	• 2003	Managing Officer, Deputy General Vice Representative of Mitsui & Co., Ltd. in China
	• 2004	Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit

Name	Shunichi Miyazaki
Date of Birth	February 11, 1948
Current Position	Executive Managing Officer, General Manager of Internal Auditing Division (since April 1, 2005)
Prior Positions	• 2002	Managing Officer, General Manager of Consumer Products & Services Administrative Division

Name	Hiroshi Ito
Date of Birth	February 8, 1947
Current Position	Executive Managing Officer, Chief Operating Officer of Consumer Service Business Unit (since April 1, 2005)
Prior Positions	• 2003	Managing Officer, Chief Operating Officer of Service Business Unit
	• 2004	Managing Officer, Chief Operating Officer of Consumer Service Business Unit

Name	Takeshi Ohyama
Date of Birth	May 18, 1947
Current Position	Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, General Manager of Personnel Division

Name	Shinjiro Ogawa
Date of Birth	September 17, 1948
Current Position	Managing Officer, Chief Operating Officer of Information, Electronics and Telecommunication Business Unit (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, General Manager of Machinery, Electronics & Information Administrative Division

Name	Toshimasa Furukawa
Date of Birth	December 25, 1948
Current Position	Managing Officer, General Manager of Machinery, Electronics & Information Administrative Division (since April 1, 2004)
Prior Positions	• 2002	Managing Officer, President of Mitsui & Co. (Taiwan) Ltd.

Name	Akio Ikeda
Date of Birth	January 1, 1947
Current Position	Managing Officer, Chairman & Managing Director of Mitsui & Co. (Australia) Ltd. (since April 1, 2004)
Prior Positions	• 2003	Managing Officer, Chief Operating Officer of General Merchandise Unit

Name	Jitsuro Terashima
Date of Birth	August 11, 1947
Current Position	Managing Officer, President of Mitsui Global Strategic Studies Institute (since April 1, 2003)

Name	Motonori Murakami
Date of Birth	November 19, 1948
Current Position	Managing Officer, General Manager of General Accounting & Risk Management Division (since April 1, 2004)
Prior Positions	• 2003	Managing Officer, General Manager of General Accounting Division

Name	Kyoichi Endo
Date of Birth	October 5, 1947
Current Position	Managing Officer, Managing Director of Mitsui & Co. UK PLC and Deputy Managing Director, Mitsui & Co. Europe PLC (since April 1, 2004)

Name	Toshio Awata
Date of Birth	July 28, 1948
Current Position	Managing Officer, Chief Information Officer & General Manager of Information Strategic Planning Division (since April 1, 2005)
Prior Positions	• 2004	Managing Officer, Chief Information Officer & General Manager of Business Process Re-Engineering Division

Name	Koji Nakamura
Date of Birth	August 15, 1948
Current Position	Managing Officer, Chief Operating Officer of Plastics & Inorganic Chemicals Business Unit (since April 1, 2004)

Name	Toru Kitamura
Date of Birth	March 23, 1949
Current Position	Managing Officer, Chief Operating Officer of Lifestyle Business Unit (since April 1, 2004)

Name	Kenichi Yamamoto
Date of Birth	July 25, 1949
Current Position	Managing Officer General Manager of Human Resources & General Affairs Division (since April 1, 2005)
Prior Positions	• 2004	Managing Officer, General Manager of Personnel Division

Name	Masaaki Murakami
Date of Birth	August 10, 1949
Current Position	Managing Officer, President, Mitsui & Co. (Canada) Ltd. (since April 1, 2005)
Prior Positions	• 2004	Managing Officer, General Manager of Chemical Administrative Division

Name	Kiyotaka Watanabe
Date of Birth	May 31, 1948
Current Position	Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit (since April 1, 2005)

Name	Masaaki Fujita
Date of Birth	January 4, 1949
Current Position	Managing Officer, Deputy Chief Operating Officer of Foods & Retail Business Unit (since April 1, 2005)

Name	Junichi Mizonoue
Date of Birth	February 15, 1950
Current Position	Managing Officer, Chief Operating Officer of Organic Chemicals Business Unit (since April 1, 2005)

Name	Takao Omae
Date of Birth	December 18, 1949
Current Position	Managing Officer, President of Mitsui Brasileira Importação e Exportação S.A. (since April 1, 2005)

Name	Norinao Iio
Date of Birth	March 2, 1951
Current Position	Managing Officer; Chief Operating Officer of Energy Business Unit (since April 1, 2005)

Name	Osamu Koyama
Date of Birth	August 8, 1948
Current Position	Managing Officer; Executive Vice President of Mitsui & Co. (U.S.A), Inc. (since April 1, 2005)
      There is no family relationship between any Directors, Corporate Auditors, Executive Officers and any other persons named above. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director, a Corporate Auditor or a member of the senior management.

B.	Compensation.
      The aggregate amount of compensation, including benefits from Directors’, Auditors’ and Executive Officers’ Pension Plan, paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2005, was ¥4,070 million.
      In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a retirement allowance, which is subject to approval by shareholders at a general meeting of the shareholders. The amount of the retirement allowance generally reflects the number of years of service, rank at the time of retirement and special contributions to our performance.
      Retirement allowances, including benefits from Directors’, Corporate Auditors’ and Executive Officers’ Pension Plan, paid to retired individual Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2005 totaled ¥1,439 million, and the annual bonuses paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2005 was ¥207 million, both of which were included in the ¥4,070 million aggregate compensation discussed above.
      The amount set aside by us for Directors’, Corporate Auditors’ and Executive Officers’ Pension Plan to provide pension benefit to retired Directors, Corporate Auditors, and Executive Officers was ¥1,632 million as of March 31, 2005.
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
      A 2002 amendment to the Commercial Code of Japan gave the company the alternative of selecting the “Committee System” as the framework for corporate governance. We decided, however, to maintain the current system with corporate auditors because we believe that our corporate auditors, of which two are full-time and three are external auditors as of June 30, 2005 and their functions are legally defined and reinforced, provide adequate auditing functions. Furthermore, internal directors are familiar with our business operations and can therefore contribute to effective management. Although we retained the corporate auditor system, we did decide to adopt certain aspects of the Committee System and have established three committees (The Governance Committee, the Nomination Committee, and the Remuneration Committee) to provide advice to the Board of Directors. In addition, other measures have been taken, such as shortening the term of Directors and Executive Officers from two years to one year, eliminating the retirement allowance, and increasing the number of external directors.
      Our Directors and Corporate Auditors are elected at a general meeting of shareholders. In accordance with our Articles of Incorporation, Rules of the Board of Directors and Rules of the Corporate Auditors, the normal term of office for its Directors is one year(1) and for its Corporate Auditors is four years. However, they may both serve any number of consecutive terms. The following table shows our Directors’, Corporate Auditors’ and Executive Officers’ terms of office and their shareholdings as of June 30, 2005.

	Length of Time
	Served in Office
	(From Appointment	Shareholdings as of
	to June 2005)(1)	June 30, 2005

Director:
Nobuo Ohashi	11 years	57,868
Shoei Utsuda	8 years	36,810
Tetsuya Matsuoka	6 years	24,567
Masataka Suzuki	5 years	16,103
Gempachiro Aihara	3 years	12,670
Yushi Nagata	3 years	18,070
Yasunori Yokote	3 years	13,525
Hiroshi Tada	2 years	15,473
Kazuya Imai	1 year	10,926
Akishige Okada(2)	2 years	0
Akira Chihaya(2)	1 year	1,000

(1)	At Mitsui’s ordinary general meeting of shareholders held on June 24, 2004, an amendment to the Articles of Incorporation was resolved whereby the normal term of office for Directors has been changed from two years to one year.

(2)	Mr. Akishige Okada and Mr. Akira Chihaya are external directors as defined in the Commercial Code of Japan.

		Length of Time
		Served in Office
	Date of Expiration of	(From Appointment	Shareholdings as of
	Current Term of Office	to June 2005)	June 30, 2005

Corporate Auditor:
Tasuku Kondo	June 2009	Less than 1 year	23,151
Hiroshi Matsuura	June 2007	2 years	17,673
Ko Matsukata(3)	June 2009	9 years	13,784
Yasutaka Okamura(3)	June 2007	2 years	4,079
Hideharu Kadowaki(3)	June 2008	1 year	2,276

(3)	Mr. Ko Matsukata, Mr. Yasutaka Okamura and Mr. Hideharu Kadowaki are external Corporate Auditors as defined in the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Joint Stock Corporations.

	Length of Time
	Served in Office
	(From Appointment	Shareholdings as of
	to June 2005)(4)	June 30, 2005

Executive Officer (excluding Executive Officers who are also a Director):
Yasuo Hayashi	5 years	21,621
Toshihiro Soejima	4 years	12,172
Motokazu Yoshida	4 years	10,396
Yoshiyuki Izawa	5 years	10,285
Osamu Mori	5 years	23,263
Satoru Miura	4 years	10,485
Masayoshi Sato	3 years	10,433
Ken Abe	3 years	19,319
Takao Sunami	3 years	9,966
Junichi Matsumoto	3 years	14,000
Shunichi Miyazaki	3 years	11,191
Hiroshi Ito	2 years	9,250
Takeshi Ohyama	3 years	10,775
Shinjiro Ogawa	3 years	10,939
Toshimasa Furukawa	3 years	11,260
Akio Ikeda	2 years	7,874
Jitsuro Terashima	2 years	17,987
Motonori Murakami	2 years	18,248
Kyoichi Endo	1 year	6,000
Toshio Awata	1 year	4,712
Koji Nakamura	1 year	8,009
Toru Kitamura	1 year	1,603
Kenichi Yamamoto	1 year	8,801
Masaaki Murakami	1 year	16,307
Kiyotaka Watanabe	Less than 1 year	591
Masaaki Fujita	Less than 1 year	591
Junichi Mizonoue	Less than 1 year	591
Takao Omae	Less than 1 year	7,030
Norinao Iio	Less than 1 year	295
Osamu Koyama	Less than 1 year	0

Total Shareholdings by Directors, Corporate Auditors, and Executive Officers		561,969

(4)	The rules of Executive Officers provides for the term of the Executive Officers as one year starting April 1 and ending March 31.
      Mitsui’s Articles of Incorporation provide that the Board of Directors shall elect from among its members Representative Directors, one of whom shall be the President. Under the Commercial Code of Japan, each of the Representative Directors has statutory authority and power to represent and act on behalf of the company in all respects.
      At least one of Corporate Auditors(5) should be a person who has not been a director, manager or employee of a company or any of its subsidiaries during the five-year period(6) prior to his or her election as a Corporate Auditor. Each Corporate Auditor has a statutory duty to examine financial statements, in collaboration with independent certified public accountants, and business reports to be submitted by the Board of Directors at the general meeting of shareholders and also to supervise the administration of the company’s affairs by Directors. Corporate Auditors are required to participate in meetings of the Board of Directors but are not entitled to vote.
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

(5)	In accordance with amendments of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Joint Stock Corporations, the number of external corporate auditors after the conclusion of the first ordinary general meeting of shareholders held with respect to the fiscal year ending on and after May 1, 2005, is required to be at least half the number of corporate auditors of a large company whose capital is not less than ¥500 million, or whose total debt amount is not less than ¥20 billion.

(6)	In accordance with the same amendment as (4), an external corporate auditor who is elected at the first ordinary general meeting of shareholders held with respect to the fiscal year ended on and after May 1, 2005, is defined as any person who has not at any time been an employee, manager or director of the company or of any of its subsidiaries.

Exemption from Certain Corporate Governance Requirements of NASDAQ.
      Nasdaq Marketplace Rule 4350(a)(1) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission each requirement of Rule 4350 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements. Such requirements of Rule 4350 and the relevant home country practices we follow are described below:

•	Nasdaq Marketplace Rule 4350(b) requires that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with Japanese law, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with Japanese law, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited unconsolidated financial statements in English to the depository for the ADSs, and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

•	Nasdaq Marketplace Rule 4350(c)(1) requires that a majority of the board of directors of each issuer be independent directors as defined in Rule 4200, and Rule 4350(c)(2) requires that independent directors of each issuer have regularly scheduled meetings at which only independent directors are present. For large Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, Japan’s company law has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Large Japanese companies, including us, are required to have at least one “outside” corporate auditor who must meet independence requirements under Japan’s company law. An outside corporate auditor is defined as a corporate auditor who has not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Currently, we have three outside corporate auditors. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending March 31, 2006, at least 50% of our corporate auditors will be required to be outside corporate auditors. Also, starting on the same date, the independence requirements for outside corporate auditors will be strengthened by extending the five-year period referred to above to any time prior to the appointment. Our Board of Corporate Auditors, which, as explained below, performs functions similar to those of an audit committee, has regularly scheduled meetings at which only corporate auditors are present.

•	Nasdaq Marketplace Rule 4350(d)(2) requires that each issuer have and will continue to have an audit committee of at least three members, each of whom (1) is independent as defined under Rule 4200(a)(15), (2) meets the requirements of Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, (3) has not participated in the preparation of the financial statements of the issuer or any current subsidiary thereof at any time during the past three years, and (4) is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement, as required by Rule 4350(d)(2). Nasdaq Marketplace Rule 4350(d)(1) requires that each issuer have adopted a formal written audit committee charter specifying the items enumerated in that rule and that its audit committee have reviewed and reassessed the adequacy of the charter on an annual basis. Under Japanese law, we are not required to establish or maintain such an audit committee. Japan’s company law has no independence requirement with respect to directors of those “large” companies (defined under Japanese law as joint stock corporations with stated capital of ¥500 million or more or with total liabilities equal to or exceeding ¥20 billion), including Mitsui, that employ a corporate governance system based on a board of corporate auditors. In many such “large” companies, functions similar to those of such an audit committee are performed by its board of corporate auditors. We have established such a board of corporate auditors, each of whom does not concurrently serve as a director, manager or any other employee of the company or any of its subsidiaries. Under Japan’s company law, corporate auditors are elected at a general meeting of shareholders and are under a statutory duty to review the administration of the affairs of Mitsui by its directors and to examine financial statements and other documents and reports of Mitsui. Furthermore, large Japanese companies, including Mitsui, are required to have at least one “outside” corporate auditor who must meet additional independence requirements under Japan’s company law. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending March 31, 2006, at least 50% of our corporate auditors will be required to be outside corporate auditors. An outside corporate auditor is currently defined as a corporate auditor who has not served as a director, manager or any other employee of the company or any of its subsidiaries for the last five years prior to the appointment. Starting on the date of our ordinary meeting of shareholders relating to the fiscal year ending March 31, 2006, the additional independence requirements for outside corporate auditors will be strengthened by extending the five-year period to any time prior to the appointment. Currently, we have five corporate auditors, three of whom are outside corporate auditors who meet these additional requirements. Mitsui’s board of corporate auditors has adopted its own regulations setting forth the scope of its responsibilities and the manner in which it carries out such responsibilities, and certain other matters.

•	Nasdaq Marketplace Rule 4350(c)(3) requires that compensation of the chief executive officer of each issuer be determined or recommended to its board of directors for determination either by (i) a majority of its independent directors or (ii) a compensation committee comprised solely of independent directors and that compensation of all other executive officers be determined or recommended to the board of directors for determination either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. As explained above, we are not required to have independent directors. With regard to director compensation, Japan’s company law requires the board of directors to pass a board resolution proposing director compensation to be submitted for approval at a general shareholders’ meeting. Within the upper limit approved at the shareholders meeting, the board of directors may determine the amount of compensation for each director. The board of directors, by resolution of the board of directors, may delegate such decision to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, the upper limit of compensation for its directors approved by the general shareholders’ meeting is 60 million yen per month and the board of directors has determined to delegate to the chief executive officer the decision-making authority as to the amount of compensation for each director within such limit. With regard to employee (including officer) compensation, the board of directors has the authority under Japan’s company law to determine matters relating to employee compensation. The board of directors, by resolution of the board of directors, may delegate employment compensation matters to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, its board of directors duly resolved the Regulations for the Executive Officers, which provide that executive officers who are also directors of the Company shall not be paid any compensation in their capacities as executive officers and that the compensation of the executive officers who are not directors of the Company shall be decided by the board of directors, or decided by the chief executive officer or other officer authorized by the board of directors. Mitsui determines compensation of its chief executive officer and other officers in accordance with the aforementioned procedures. Corporate auditors do not have any specific duties with respect to compensation of the chief executive officer and other executive officers under Japanese law. However, the duties of corporate auditors include a general duty to audit the affairs of the company to ensure that the business is being operated in accordance with applicable law and its charter. If the corporate auditors conclude, in connection with the performance of those duties, that the compensation of directors violated applicable law or the company’s charter, the corporate auditors are required to report their conclusion to the general shareholders’ meeting and may bring a lawsuit against the responsible directors.

•	Nasdaq Marketplace Rule 4350(c)(4) requires that director nominees be selected or recommended for the board of directors’ selection either by (i) a majority of the independent directors or (ii) a nomination committee comprised solely of independent directors. Also, Nasdaq Marketplace Rule 4350(c)(4)(B) requires that each issuer have adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws. As explained above, We are not required to have independent directors. Under Japan’s company law, a director may be nominated by (i) a resolution of the board of directors or (ii) a shareholder owning one percent or more of the outstanding shares of a company. Approval by a majority of the shareholders in attendance at a general shareholders meeting is required to elect a director. There is no specific requirement that a company adopt a written charter or board resolution addressing the nominations process, nor is it customary to do so. Nominations of directors of Mitsui are conducted in accordance with the aforementioned procedures. Corporate auditors do not have any specific duties with respect to nomination of directors under Japanese law. However, the duties of corporate auditors include a general duty to audit the affairs of the company to ensure that the business is being operated in accordance with applicable law and its charter. If the corporate auditors conclude, in connection with the performance of those duties, that the nomination of directors violated applicable law or the company’s charter, the corporate auditors are required to report their conclusion to the general shareholders’ meeting and may bring a lawsuit against the responsible directors.

•	Nasdaq Marketplace Rule 4350(f) requires that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Commercial Code of Japan (the “Commercial Code”), however, under our Articles of Incorporation no quorum is

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

•	Nasdaq Marketplace Rule 4350(g) provides that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. Currently a Japanese company whose shares are listed on the securities exchanges defined in the Securities and Exchange Law, including us, may, but is not required to, solicit proxies for meetings of shareholders. If such a Japanese company solicits proxies for a meeting of shareholders, it is required to provide proxy statements and documents for reference as provided for in the Securities and Exchange Law and provide copies of such proxy statements and documents for reference to the Kanto Local Finance Bureau.

•	Nasdaq Marketplace Rule 4350(h) provides that each issuer conduct appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the issuer’s audit committee or another independent body of the board of directors. Following the requirements of the Commercial Code of Japan, we require a Director to obtain the approval of our Board of Directors in order for such Director to enter into such transactions.

•	Nasdaq Marketplace Rule 4350(i)(1) requires that shareholder approval be obtained for the issuance of the issuer’s stock in certain conditions or certain specified transactions described therein. The Commercial Code requires us to seek shareholder approval of various matters, and in certain instances the special shareholders resolutions as described above are required for approval. In addition, while the Commercial Code permits, in certain instances, the issuance of equity securities without shareholder approval, the Commercial Code also contains provisions requiring the timely dissemination of information relating to such issuance, allowing for opportunities for shareholders to voice their concern with such issuance, and mandating the election of statutory auditors whose fiduciary duty is to, among other things, oversee on behalf of the shareholders actions by the board of directors relating to such issuance.

      The rights of ADS holders, including their rights relating to corporate governance practices, are provided in the deposit agreement.

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

Chihaya, an external Director, a contract dated June 24, 2004, to limit their liability to the extent permitted by Japanese laws.

D.	Employees.
      As of March 31, 2005, we had 38,210 employees. The average number of temporary employees during the year ended March 31, 2005 was 10,367.
      The following table provides the number of employees by operating segment as of the year ended March 31, 2005.
Operating Segment:

	Metal	Machinery,			Consumer	Logistics &			Other
	Products &	Electronics &			Products &	Financial			Overseas	All
Year Ended March 31,	Minerals	Information	Chemical	Energy	Services	Markets	Americas	Europe	Areas	Other	Total

2005	4,517	9,510	3,903	1,620	8,458	1,179	2,677	1,062	2,997	2,287	38,210
      As of March 31, 2004 and 2003, we had 39,735 and 37,734 employees, respectively. Effective April 1, 2004, the domestic branches and offices, which had been separated operating units until the year ended March 31, 2004, were integrated into related business units based on the categories of their products and services. Accordingly, “Domestic Branches and Offices” was abolished and the components of the reportable segment were transferred to each product-focused operating segment in the Head Office. See Note 17, “Segment Information,” to our consolidated financial statements. The number of employees as of March 31, 2004 and 2003 are provided below. Restatement of the figure of employees at Domestic Branch and Offices as of March 31, 2004 and 2003 to conform to the current year presentation is not practicable.
Operating Segment:

						Domestic
	Metal	Machinery,			Consumer	Branches			Other
	Products &	Electronics &			Products &	and			Overseas	All
Year Ended March 31,	Minerals	Information	Chemical	Energy	Services	Offices	Americas	Europe	Areas	Other	Total

2004	4,065	7,243	3,581	1,466	10,809	2,736	2,612	1,098	3,138	2,987	39,735
2003	4,033	6,565	3,075	1,303	9,796	2,945	2,637	1,173	3,182	3,025	37,734
      We consider relations between management and our labor unions to be good.

E.	Share Ownership.

Directors, Corporate Auditors and Executive Officers
      As of June 30, 2005, the members of Mitsui’s Board of Directors, Corporate Auditors and Executive Officers held as a group, 561,969 shares of our common stock, representing 0.04% of the shares outstanding. This number of shares included 56,509 shares held by Mitsui Executives’ Shareholding Association.
      None of Mitsui’s Directors, Corporate Auditors nor Executive Officers is the beneficial owner of more than 1% of Mitsui’s common stock. The number of shares held by Mitsui’s Directors, Corporate Auditors and Executive Officers, on an individual basis, is provided in “Item 6.C. Board Practices,” and is incorporated herein by reference.

Employees Shareholding Association
      Mitsui operates an Employees’ Shareholding Association which, as of June 30, 2005, had 3,286 employee member participants.
      Employee members declare monthly the amount to be deducted from their salary to be used to purchase shares of common stock of Mitsui through the Employees’ Shareholding Association. Employee members receive from Mitsui a monthly subsidy equivalent to 10% of the declared amount, enabling them to purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Employees’ Shareholding Association. Employee members are able to sell part of their shares that have been reserved for them under the Employees’ Shareholding Association’s plan, in multiples of 1,000 shares, once every month. As of June 30, 2005, the total amount of shares having voting rights owned by the Employees’ Shareholding Association was 12,981,901, representing 0.82% of the total shares issued and outstanding.
      Mitsui does not have any other arrangements for involving its employees in the capital of Mitsui, including any arrangement that involves the issue or grant of options, shares or securities of Mitsui.

Item 7.	Major Shareholders and Related Party Transactions.

A.	Major Shareholders.
      As of March 31, 2005, there were 1,583,687,322 shares of our common stock issued (including 1,476,692 shares of treasury stock), of which 7,359,040 shares were in the form of ADSs, representing 0.46% of our then outstanding common stock, and 166,875,559 shares, representing 10.54% of our then outstanding common stock, were held of record in the form of common stock by residents in the United States. The number of registered ADS holders was 42, and the number of registered holders of shares of common stock in the United States was 135.
      The following table shows our major shareholders as of March 31, 2005, including shareholders who owned less than 5% of our then outstanding common stock, disclosed under the Security and Exchange Law of Japan.

	Thousands of
	Shares of Common	Percentage of Common
Shareholders	Stock Owned	Stock Issued(*)

The Master Trust Bank of Japan, Ltd. (trust account)	170,138	10.74%
Japan Trustee Services Bank, Ltd. (trust account)	124,071	7.83
Mitsui Mutual Life Insurance Co.	51,033	3.22
Sumitomo Mitsui Banking Corporation	40,500	2.55
The Chuo Mitsui Trust and Banking Company, Limited	37,410	2.36
State Street Bank and Trust Company	36,311	2.29
Nippon Life Insurance Co.	35,070	2.21
Mizuho Corporate Bank, Ltd.	33,083	2.08
The Bank of Tokyo-Mitsubishi, Ltd.	30,375	1.91
Mitsui Sumitomo Insurance Co., Ltd.	24,726	1.56

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

      Based on such reports we have received, we are aware that each of the following persons, together with its affiliates, was the beneficial owner of our common stock in the amounts and as of the dates shown in the following tables:

Schroder Investment Management (Japan) Ltd.

	Thousands of Shares of	Percentage of Common
Ownership as of	Common Stock Owned	Stock Issued

March 31, 2004	146,045,454	9.22%
September 30, 2004	132,175,833	8.35
March 31, 2005	105,825,213	6.68

Mitsui Asset Trust Banking Company, Limited

	Thousands of Shares of	Percentage of Common
	Common Stock Owned	Stock Issued

Ownership as of
November 30, 2003	87,912,465	5.55%
February 22, 2005	70,694,710	4.46

Mizuho Corporate Bank, Ltd.

	Thousands of Shares of	Percentage of Common
	Common Stock Owned	Stock Issued

Ownership as of
April 30, 2003	76,810,314	4.84%

Deutsche Bank AG

	Thousands of Shares of	Percentage of Common
	Common Stock Owned	Stock Issued

Ownership as of
March 31, 2004	81,768,610	5.16%
May 31, 2004	34,271,518	2.16
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
      In conducting our business operations involving a broad range of products throughout the world, we have, in the ordinary course of business, formed alliances with leading partner companies in Japan and overseas, including manufacturers and companies in the field of natural resources, such as energy and ferrous materials. Moreover, in the ordinary course of business, from time to time, we make minority investments in, or provide loans to, amongst others, our customers, manufacturers, alliance partners, distributors or suppliers. We conduct our global business operations on a continuing basis with such associated companies (investees owned 20% to 50%, corporate joint ventures, other investees over which we have the ability to exercise significant influence, noncontrolling investments in general partnerships, limited partnerships and limited liability companies). Our principal associated companies include Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Mitsui Oil Exploration Co., Ltd.

(44.34%), IPM Eagle LLP (30.00%), Nihon Unisys, Ltd. (28.91%), Sakhalin Energy Investment Company Ltd. (25.00%) and United Auto Group, Inc. (15.53%), among others.
      The following table shows information regarding account balances and transactions with associated companies:

	Billions of
	Yen

	As of
	March 31,

	2005	2004

Accounts receivable, trade	¥197	¥186
Advances to associated companies	93	115
Accounts payable, trade	95	76
      Dividends received from associated companies for the years ended March 31, 2005, 2004 and 2003 amounted to ¥33 billion, ¥19 billion and ¥13 billion, respectively.
      See Note 6, “INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES,” to our consolidated financial statements.
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
      In furtherance of their trading activities, it is customary practice for us to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2005, the aggregate amount of loans (including ¥58 billion guarantees) relating to associated companies was ¥129 billion. The largest amount outstanding as of March 31, 2005 was ¥30 billion loan with no interest to P.T. Paiton Energy Co., which owns and operates a coal-fired power plant in East Java, Indonesia. The loan was mainly from Paiton Power Financing B.V., which is a wholly owned subsidiary of Mitsui engaged in the financing for P.T. Paiton Energy Co. Other major loans to associated companies are related to power plant projects and projects of developments of natural resources jointly invested with other partners.
      In the ordinary course of our business, we have entered into transactions with various organizations with which certain of the our Directors and Senior Management are associated, but no material transactions have been entered into for the three-year period ended March 31, 2005.
      As of March 31, 2005, no person was the beneficial owner of more than 10% of our common stock.

C.	Interests of Experts and Counsel.
      Not applicable.

Item 8.	Financial Information.

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements
      The audited consolidated financial statements required by this item are included elsewhere in this annual report.

Export Sales
      The total amount of revenues from export transactions for the year ended March 31, 2005 was ¥258 billion or 7% of total revenue of ¥3,526 billion.

Legal Proceedings

Antitrust Suits against Mitsui, Mitsui U.S.A. and Novus International
      Mitsui and two of its subsidiaries, together with other third-party methionine manufacturers, were named as defendants in class action lawsuits in the United States, filed by direct and indirect customers of methionine. In these cases, manufacturers of methionine allegedly violated federal and/or state antitrust laws by conspiring to fix the prices of methionine. The lawsuits sought compensatory and treble damages in unspecified amounts.
      In May 2002, Mitsui and the subsidiaries reached an agreement for settlement with the class action plaintiffs constituted by direct customers. Under this settlement, Novus International, Inc., Mitsui’s 65%-owned subsidiary, paid U.S.$37.8 million as a settlement amount. In November 2002, Mitsui and the subsidiaries reached an agreement for settlement with the plaintiffs who opted out of that class action. Under this settlement, Novus International, Inc. paid U.S.$58.2 million as a settlement amount.
      This did not affect our consolidated results of operations for the years ended March 31, 2005, 2004 and 2003, since Novus International, Inc. had previously recorded an estimated provision for the full settlement amount.
      Other related lawsuits are still pending, but the management believes that there is less than a reasonable possibility that the pending lawsuits would materially affect our consolidated results of operations.

Antitrust Suits against Mitsui, Mitsui U.S.A. and Bioproducts
      Our wholly-owned U.S. subsidiary, Bioproducts, Inc., which was producing and selling choline chloride, an ingredient of animal feed and pet foods, was named as a defendant in the lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws.
      Although Mitsui and its wholly owned U.S. subsidiary, Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”), were neither a manufacturer nor a seller of choline chloride in the U.S. market, Mitsui and Mitsui U.S.A. were also named as defendants in a class action lawsuits based on the plaintiffs’ allegation that Mitsui and Mitsui U.S.A. were involved in the violation of the antitrust laws. During the course of the legal proceedings, Mitsui and Mitsui U.S.A. have consistently denied any wrongdoing. However, in the trial before the Federal District Court of the District of Columbia in June 2003, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws. Mitsui and Mitsui U.S.A. considered undertaking the legal proceedings necessary to overrule the verdict, but given the circumstances, it was determined that a settlement with the class action plaintiffs would be in the best interest of Mitsui and all of its stakeholders, and entered into an agreement for settlement with the class action plaintiffs by paying U.S.$53.0 million as a settlement amount. The settlement was subject to court approval, which was obtained on April 27, 2005. This amount is recorded as other expense — net in the Statements of Consolidated Income for the year ended March 31, 2004.
      Mitsui, Mitsui U.S.A. and Bioproducts, Inc. were also named as defendants in other lawsuits made by the plaintiffs who opted out of that class action, but entered into an agreement for settlement with most of the plaintiffs in February 2004. Under this settlement, Mitsui, Mitsui U.S.A. and Bioproducts, Inc. were released from the legal proceedings by paying the opt-out plaintiffs U.S.$73.5 million as a settlement amount. This amount was paid in February 2004 and was recorded as other expense — net in the Statements of Consolidated Income for the year ended March 31, 2004.

      For other related lawsuits that are still pending, although there can be no assurance of the ultimate results, management believes that there is less than a reasonable possibility that losses in addition to amounts that have been reserved for possible litigation losses will occur, and that the amount of any such additional losses would not have a material impact on our consolidated financial position, results of operations or cash flows.

Other Matters
      Various other claims and legal actions are pending against us in respect of contractual obligations and other matters arising out of the conduct of our business. Appropriate provision has been recorded for the estimated loss on claims and legal actions including those mentioned above. In the opinion of management, any additional liability will not materially affect our consolidated financial position, results of operations, or cash flows.

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
      Our common stock was listed on the Luxembourg Stock Exchange, in the form of European Depositary Shares, each representing 20 shares; on the Frankfurt Stock Exchange, in the form of co-ownership shares, each representing 1 share, in Global Bearer Certificates; and on the Euronext Amsterdam Stock Exchange. However, by reason that trading volume had been extremely low, we applied to each stock exchange for delisting our common stock and each application was approved with the following effective date of delisting:

Name of Stock Exchange	Effective Date of Delisting

The Euronext Amsterdam Stock Exchange	February 28, 2005
The Frankfurt Stock Exchange	May 2, 2005
The Luxembourg Stock Exchange	September 26, 2005

      The following table provides for the periods indicated the reported high and low closing sales prices of our common stock on the TSE and the reported high and low closing bid price quotations per ADS on the National Market of NASDAQ:

	TSE		NASDAQ

	Price per Share
	of Common		Price per ADS
	Stock (Yen)		(U.S. dollars)(1)

	High	Low	High	Low

Year ended March 31:
2001	¥851	¥605	$161.50	$98.00
2002	926	575	152.13	91.00
2003	910	531	146.75	89.40
2004	946	541	181.50	90.90
2005	1,074	773	206.20	137.50
Year ended March 31, 2004:
First quarter	¥629	¥541	$106.59	$90.90
Second quarter	800	620	140.50	106.76
Third quarter	903	727	162.77	136.00
Fourth quarter	946	770	181.50	150.80
Year ended March 31, 2005:
First quarter	¥1,010	¥773	$191.11	$137.50
Second quarter	946	801	172.00	144.45
Third quarter	994	841	182.00	163.98
Fourth quarter	1,074	910	206.20	176.94
Year ending March 31, 2006:
First quarter	¥1,050	¥908	$192.44	$171.50
Month of:
March 2005	¥1,074	¥975	$206.20	$181.75
April 2005	1,023	923	188.95	174.51
May 2005	995	908	189.89	171.50
June 2005	1,050	981	192.44	180.09
July 2005	1,084	1,015	193.00	182.53
August 2005	1,188	1,057	218.00	185.52

(1)	All fractional figures of the prices per ADS are rounded to the nearest two decimal points.
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
      On September 16, 2005, the closing sales price per share of our common stock on the TSE was ¥1,226, and the closing sales price per ADS on the National Market of NASDAQ was U.S.$222.00.

B.	Plan of Distribution.
      Not applicable.

C.	Markets.
      See “Item 9.A. Offer and Listing Details.”

D.	Selling Shareholders.
      Not applicable.

E.	Dilution.
      Not applicable.

F.	Expenses of the Issue.
      Not applicable.

Item 10.	Additional Information.

A.	Share Capital.
      Not applicable.

B.	Memorandum and Articles of Association.

General
      Set forth below is information relating to the organization and common stock of Mitsui, including brief summaries of the relevant provisions of Mitsui’s Articles of Incorporation and Share Handling Regulations adopted by Mitsui’s Board of Directors, as currently in effect, and of the Commercial Code and related legislation.
      A law to modernize and make overall amendments to the Commercial Code was promulgated on July 26, 2005. As a result of such amendments, the provisions governing joint stock corporations under the Commercial Code will be embodied in a new company law (the “New Company Law”). The New Company Law will come into effect within one and a half years after its promulgation, and it is currently expected that the New Company Law and other related laws and regulations will take effect in the spring of 2006.

Organization
      Mitsui is a corporation ( kabushiki kaisha ) incorporated in Japan under the Commercial Code of Japan (the “Commercial Code”). It is registered in the Commercial Register ( shogyo tokibo ) maintained by the Tokyo Legal Affairs Bureau and several other registry offices of the Ministry of Justice.

Objects and Purposes
      Article 2 of Mitsui’s Articles of Incorporation provides that our objects are to engage in the following business:

1.	Foreign trading business, purchasing and selling business, wholesaling business, agency business and brokerage business, relating to the following commodities:

(1)	Ferrous and non-ferrous metals and their raw materials and manufactured goods, and minerals.

(2)	Coal, petroleum, natural gas and other fuels and their by-products.

(3)	All kinds of machines and appliances (including measuring instruments and medical apparatus), equipment including manufacturing equipment, communications equipment and antipollution equipment, rolling stock and vehicles, ships and boats, aerospace equipment and aircraft, and parts for the foregoing.

(4)	All kinds of chemical products, salt, fertilizers, high-pressure gas, explosives, pharmaceuticals (including medicines, non-medicinal drugs, medicine for veterinary use, narcotics, powerful poison and poison), radio isotope, toilet preparations and their raw materials.

(5)	Cereals, sugar, oils and fats, feeds and their raw materials; livestocks, agricultural, dairy and marine products, processed foods, alcoholic beverage and other foodstuffs and drinks.

(6)	All kinds of textile products and their raw materials.

(7)	All kinds of fur products and raw fur.

(8)	Lumber, cement, other building materials and housing related equipment.

(9)	Rubber, pulp, paper and their manufactured goods; tobacco, cigars, cigarettes and sundry goods.

(10) Industrial water and drinking water.

2.	Exploration, development, manufacturing, processing, scrapping and recycling business relating to the above-mentioned commodities.

3.	Acquisition, planning, preservation, utilization and disposition of copyrights, patent rights, other intellectual property rights, know-how, system technology, and other software and acting as intermediary in such transactions.

4.	Information processing and supply, telecommunications business, broadcasting business, advertising business, publishing business, printing, translation, and production and sales of audio and visual copyright products.

5.	Forestry business, sawing business and lumber processing business.

6.	Movable assets leasing business.

7.	Secondhand goods business.

8.	Freight forwarding and agency business, land transportation business, marine transportation business, port transportation business, freight forwarding business, customs brokerage business, shipping agency business and warehousing business.

9.	Intermediary business for non-life insurance and insurance under the Automobile Liability Law, and offering of life insurance, and overseas reinsurance business for non-life insurance.

10.	Business as contractor, design of building, supervision and management of various construction works.

11.	Acquisition, disposition, leasing, utilization in any other manner and development of real estate and acting as intermediary in such transactions.

12.	Supply and development of hot springs.

13.	Surveying and researching business relating to land, sea and sky.

14.	Investment in, purchasing, selling and handling as intermediary of negotiable instruments, etc.

15.	Lending money, guaranteeing and assuming debts, engaging in the sale and purchase of various credits, dealing in foreign exchange transactions, and conducting any other financing business.

16.	Operation and management of medical facilities, day-care facilities, sports facilities and restaurants, and hotel business and travel business.

17.	Planning, administration and implementation of various events.

18.	Temporary personnel placement service business, employment agency business, and personnel guidance and training business for development of appropriate job skills and qualifications,

19.	Maintenance and management of real estate.

20.	Investment business, commodities investment dealing service, commodities investment advisory service, securities investment advisory service, trust business, sale of beneficial interest in trust, management service of investment trusts, asset management service for investment corporations.

21.	Generation, supply, and sale or purchase of electricity.

22.	Administrative agency service for operations, labor and accounting work.

23.	Buying, selling, and derivative transactions for greenhouse effect gas emissions rights and related intermediary services.

24.	Agent and intermediary for credit cards application.

25.	Consultancy business relating to the foregoing items.

26.	Other lines of business relating to any of the foregoing items.

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

      Under Mitsui’s Articles of Incorporation, currently in effect, only shares of common stock are issuable and 1,583,687,322 shares of common stock (including treasury stock of 1,476,692 shares) were issued, fully paid as of March 31, 2005.

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
      Under certain loan agreements with government-owned banks, the lenders may require us to submit proposals as to the payment of dividends and other appropriations of earnings for the lenders’ review and approval before presentation to the shareholders. Certain of such agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that Mitsui is able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the fiscal years ended March 31, 2005 and 2004, Mitsui did not receive any such requests, and there is no expectation that any such requests will be made.
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
      To attend a shareholders’ meeting in person or by proxy, shareholders must provide proof of identity upon request. Shareholders may be represented by proxies in writing appointed for the meeting. The representative must be Mitsui’s shareholder holding voting rights. A director appointed by the Board of Directors acts as the chairman at a general meeting of shareholders.

Voting rights
      A shareholder is entitled to one vote per unit subject to the limitations on voting rights set forth in the following paragraph and “Unit” share system — Voting rights under the unit share system” below. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Commercial Code and Mitsui’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total voting rights. Mitsui’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, more than one-quarter of whose outstanding shares are directly or indirectly owned by Mitsui, may not exercise its voting rights with respect to shares of Mitsui that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also Mitsui’s shareholders holding voting rights. Mitsui’s shareholders also may cast their votes in writing.
      The Commercial Code provides that in order for a company to amend the Articles of Incorporation and in certain other instances, including a reduction of stated capital, the removal of a Director or Corporate Auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders resolution, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders’ resolution, any offering of new shares at a “specially favorable” price (or any offering of the rights to subscribe for, or acquire its shares at a “specially favorable” conditions) to any persons other than shareholders, the quorum shall be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the meeting is required (the “special shareholders resolutions”); provided that any amendment to the Articles of Incorporation reducing the number of shares constituting a unit or eliminating the provisions for the unit of shares may be made by the resolution of the Board of Directors rather than by the special shareholders resolution, as set forth in “’Unit’ share system — Voting rights under the unit share system.”

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

Record date
      March 31 is the record date for Mitsui’s year-end dividends. The shareholders and beneficial shareholders who are registered as the holders of the number of shares constituting 1 unit or more whole units in Mitsui’s register of shareholders and/or beneficial shareholders at the end of each March 31 are also entitled to exercise shareholders’ voting rights at the ordinary general meeting of shareholders with respect to the fiscal year ending on such March 31. September 30 is the record date for interim dividends. In addition, Mitsui may, if necessary, set a record date on a temporary basis, by giving advance public notice in accordance with the resolution of the Board of Directors.
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
      Mitsui may also acquire its own shares in response to a shareholder’s request for purchase of his or her shares representing less than 1 unit. See “‘Unit’ share system — Repurchase by Mitsui of shares constituting less than a full unit” below.

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

Increase in purchase of the shares to make one unit
      Under the Articles of Incorporation, any shareholder who holds shares less than one unit may request Mitsui to sell such number of shares owned by Mitsui as are necessary to make one unit by adding the number of shares owned by such shareholder in accordance with the Share Handling Regulations and the Commercial Code.

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
      On September 16, 2005, the closing price of our shares on the Tokyo Stock Exchange was ¥1,226 per share. The following table shows the daily price limit for a stock on the Tokyo Stock Exchange with a closing price of between ¥500 and ¥1,000 per share, as well as the daily price limit if our per share price were to rise to between ¥1,000 and ¥1,500, or fall to between ¥200 and ¥500. Other daily price limits would apply if our per share price moved to other ranges.
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
      We have not been a party to any material contract, other than contracts entered into in the ordinary course of business, within past two years immediately preceding the date of this report.

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

Acquisition of Shares upon Exercise of Subscription Rights Attached to Bonds
      The acquisition by a Non-Resident of Japan of shares upon exercise of his or her rights under the bonds with rights for subscription of new shares offered overseas is exempted from the notification and reporting requirements described under this “Item 10.D. Exchange Controls — Acquisition of Shares” above.

ADRs
      The deposit of the shares by a Non-Resident of Japan, the issuance of the ADRs, in exchange therefore and the withdrawal of the underlying shares upon surrender of the ADRs are not subject to any formalities referred to under “Acquisition of Shares” above, except where as a result of such deposit (or withdrawal) the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering the ADRs, as the case may be, would be certain percentage of the total outstanding shares, in which event the relevant report is required as outlined under “Item 10. B. Memorandum and Articles of Association — Reporting of Substantial Shareholdings” and/or under this “Item 10.D. Exchange Controls — Acquisition of Shares.”

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

Japanese Taxation
      The following is a summary of the principal Japanese national tax consequences to owners of our shares or ADSs who are non-resident individuals or non-Japanese corporations without a permanent establishment in Japan to which income from our shares is attributable. The tax treatment is subject to possible changes in the applicable Japanese laws or double taxation conventions occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor. Investors are encouraged to consult their own tax advisers as to:

•	the overall tax consequences of the acquisition, ownership and disposition of shares or ADSs, including specifically the tax consequences under Japanese law;

•	the laws of the jurisdiction of which they are resident; and

•	any tax treaty between Japan and their country of residence.
      Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2008, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of Mitsui. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Under the new U.S.-Japan tax treaty (the “Treaty”), the maximum withholding rate on dividends for portfolio investors is 10%, if (i) they do not have a permanent establishment in Japan, and (ii) the shares on ADSs with respect to which such dividends are paid are not effectively connected with such permanent establishment, and (iii) they are qualified U.S. residents eligible for benefits under the Treaty. Under the Treaty, withholding tax on dividends for pension funds which are qualified U.S. resident eligible for benefits under the Treaty is exempt from Japanese taxation by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.
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

Taxation of Dividends
      Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend paid by Mitsui out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to tax. For noncorporate U.S. holders, dividends paid in taxable years beginning before January 1, 2009 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that shares or ADSs were held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other holding period requirements are met. Dividends Mitsui pays with respect to its shares or ADSs generally will be qualified dividend income. Dividends are taxable to U.S. holders when they, in the case of shares, or the depositary, in the case of ADSs, receive them, either actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Any distribution in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or common shares and thereafter as capital gain.
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
      Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you. No U.S. foreign tax credit will be allowed to U.S. holders of common shares or ADSs in respect of any personal property or similar tax imposed by Japan (or any taxing authority thereof or therein). Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

      Distributions of additional shares or rights to subscribe for additional shares to U.S. holders with respect to their common shares or ADSs that are made as part of a pro rata distribution to all shareholders generally will not be subject to U.S. federal income tax.

Taxation of Capital Gains
      Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of common shares or ADSs will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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
      We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file annual reports on Form 20-F within six months of our fiscal year-end and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents filed via the Electronic Data Gathering, Analysis and Retrieval, or EDGAR, system on the website of the Securities and Exchange Commission (http://www.sec.gov).

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
      We have established market risk management procedures at several levels throughout our organization. Chief Operating Officers of operating segments have the first line of responsibility for managing market risk within prescribed limits. These officers have in-depth knowledge of the primary sources of risk in their individual markets and the instruments available to hedge their exposures.
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

VaR
      We use the VaR method to measure market risk. VaR is a statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. As VaR incorporates historical data regarding changes in market risk factors, our actual results may differ materially from the calculations below. The sum of the VaRs for the risk categories do not represent our aggregate VaR, because market risk factors such as interest rates and currency exchange rates are partially correlated to offset a portion of the simple sum of the VaRs. At March 31, 2005 and 2004, we estimated VaR in one day with respect to the interest rate, foreign currency exchange rate and commodity price risks (with some exceptions to certain commodity price risks in which case VaRs in five days are used) using a variance-covariance method and a historical simulation approach with a confidence level of 97.7%.

VaRs for Non-Trading Activities
      The following table sets forth the year-end, high, low and average VaR figures of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading purposes, for the years ended March 31, 2005 and 2004.
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

	Millions of Yen

	Years Ended March 31,

	2005				2004

	Year End	High	Low	Average	Year End	High	Low	Average

Interest rate risk	¥376	¥1,667	¥262	¥870	¥1,096	¥1,453	¥197	¥983
Foreign currency exchange rate risk	986	1,192	244	753	535	1,179	402	738
Commodity price risk	1,044	1,329	925	1,071	1,336	1,336	1,089	1,207

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
      The following table sets forth the year end, high, low, and average VaR figures of interest rate risk, foreign exchange rate risk and commodity price risk, for trading purposes, for the years ended March 31, 2005 and 2004.

	Millions of Yen

	Years Ended March 31,

	2005				2004

	Year End	High	Low	Average	Year End	High	Low	Average

Interest rate risk	¥0	¥87	¥0	¥23	¥1	¥107	¥1	¥48
Foreign currency exchange rate risk	133	176	17	72	157	157	1	65
Commodity price risk	2,863	3,068	2,177	2,592	2,106	2,496	1,531	2,035

Tabular Presentation of Equity Price Risk
      The cost, fair value and unrealized holding net gains on marketable equity securities by industry at March 31, 2005 and 2004 were as follows:

	Millions of Yen

	March 31, 2005			March 31, 2004

			Unrealized Holding			Unrealized Holding
	Cost	Fair Value	Net Gains	Cost	Fair Value	Net Gains

Manufacturing	¥113,654	¥194,101	¥80,447	¥101,307	¥172,984	¥71,677
Commercial, finance and real estate	29,518	49,193	19,675	43,166	68,374	25,208
Transport and telecommunication	17,814	32,658	14,844	11,150	15,589	4,439
Energy, service and others	30,021	57,145	27,124	22,986	40,071	17,085

Total	¥191,007	¥333,097	¥142,090	¥178,609	¥297,018	¥118,409

      For the year ended March 31, 2005, the general increase in unrealized holding gains (except for the commercial, finance and real estate sector) compared to the year ended March 31, 2004 was mainly due to the overall improvement in holding stocks’ prices. The decrease in cost and fair value of the commercial, finance and real estate was mainly due to the application of equity method to the investment in the retail industry. The increase in cost and fair value of the manufacturing sector was mainly due to the new investments in the chemical and textile industries. The energy, service and others sector and transport and telecommunication sector also showed the increase in cost and fair value mainly due to initial public offerings of non-marketable equity securities.
      Maturities and fair values of debt securities classified as available-for-sale and held-to-maturity at March 31, 2005 were as follows:

	Millions of Yen

	Available-for-Sale		Held-to-Maturity

		Aggregate		Aggregate
	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Contractual maturities:
Within 1 year	¥234,870	¥234,870	¥1,348	¥1,348
After 1 year through 5 years	67,981	67,999	233	233
After 5 years through 10 years	4,069	4,073	10	10
After 10 years	2	2	—	—

Total	¥306,922	¥306,944	¥1,591	¥1,591

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
      In November 2004, Mitsui has completed the implementation of a new enterprise resource planning system based on SAP R/3, which records contracts, controls delivery of goods, manages settlement and runs financial reporting applications.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert.
      Our Board of Corporate Auditors has determined that Tasuku Kondo, Hiroshi Matsuura and Hideharu Kadowaki qualify as an “audit committee financial expert” as defined in this Item 16A serving on our Board of Corporate Auditors.
      Mr. Kondo joined Mitsui in 1965. Since then he had always worked in the field of accounting or financing and was appointed as Director and General Manager of Finance Division in 1996 and as Representative Director and Chief Financial Officer in 2001. He was elected as one of our Corporate Auditors at the ordinary general meeting of shareholders held in June 2005.
      Mr. Matsuura joined Mitsui in 1970. Since then he had always worked in the field of management of credit risk, country risk, investment risk and market risk and was appointed as General Manager of the Corporate Risk Management Division before having been elected as one of our Corporate Auditors at the ordinary general meeting of shareholders held in June 2003. Through his career, he has acquired, among other things, experience auditing, analyzing and evaluating financial statements of a great number of companies to be granted our credit including loan, guarantee and investment for various transactions.
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
      Deloitte Touche Tohmatsu, a Japanese member firm of Deloitte Touche Tohmatsu (a Swiss Verein), has been our principal accountant for SEC reporting purposes.
      The table below shows aggregate fees billed for each of the last two fiscal years for professional services rendered to Mitsui and its subsidiaries by Deloitte Touche Tohmatsu and other member firms of Deloitte Touche Tohmatsu (a Swiss Verein).

	Millions of Yen

	Year Ended
	March 31,

	2005	2004

Audit fees(1)	¥1,298	¥1,223
Audit-related fees(2)	122	143
Tax fees(3)	483	430
All other fees(4)	37	181

Total	¥1,940	¥1,977

(1)	Audit fees are fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements and services that are provided by the accountant in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as assessment of internal accounting controls and due diligence services in connection with potential business acquisitions, that are not reported in audit fees.

(3)	Tax fees are fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(4)	All other fees are fees billed for services provided by the principal accountant, other than services reported in audit fees, audit-related fees and tax fees, such as advisory services for risk management and regulatory matters.
      Beginning with the year ended March 31, 2004, the first fiscal year of application of paragraph (c)(7) of Rule 2-01 of Regulation S-X, our Board of Corporate Auditors has adopted pre-approval policies and procedures requiring pre-approval by the Board of Corporate Auditors for all audit and non-audit services provided by the principal accountant. For the year ended March 31, 2005, the pre-approval policies and procedures have been amended so that (i) any audit or non-audit services, for which estimated total fee shall not exceed 10 Million Yen, may be pre-approved by the two full-time Corporate Auditors, provided that such pre-approval must be reported at the next proceeding full Board of the Corporate Auditors and that (ii) certain categories of non-audit services prescribed in the pre-approval policies and procedures may be pre-approved comprehensively on an annual basis provided that the estimated total fees should be specified in the relevant application and that the actual services provided shall be periodically reported to the Board of Corporate Auditors. All of the services provided by the principal accountant for the year ended March 31, 2005 were approved by the full-time Corporate Auditors or the Board of Corporate Auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.
      Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
      The following table sets forth Mitsui’s purchases of its common stock during fiscal the year ended March 31, 2005:

			(c) Total Number of	(d) Maximum Number
			Shares Purchased as	of Shares that May
	(a) Total Number	(b) Average	Part of Publicly	Yet Be Purchased
	of Shares	Price Paid per	Announced Plans or	Under the Plans or
Period	Purchased(1)	Share (Yen)	Programs	Programs

April 1, 2004 – April 30, 2004	56,140	¥970.03	N/A	N/A
May 1, 2004 – May 31, 2004	16,634	854.26	N/A	N/A
June 1, 2004 – June 30, 2004	25,485	848.57	N/A	N/A
July 1, 2004 – July 31, 2004	72,383	829.12	N/A	N/A
August 1, 2004 – August 31, 2004	57,811	868.59	N/A	N/A
September 1, 2004 – September 30, 2004	63,612	923.27	N/A	N/A
October 1, 2004 – October 31, 2004	93,439	952.50	N/A	N/A
November 1, 2004 – November 30, 2004	102,205	918.71	N/A	N/A
December 1, 2004 – December 31, 2004	168,910	877.73	N/A	N/A
January 1, 2005 – January 31, 2005	86,405	931.93	N/A	N/A
February 1, 2005 – February 28, 2005	84,370	991.37	N/A	N/A
March 1, 2005 – March 31, 2005(2)	71,853	1,048.64	N/A	N/A

Total	899,247	922.91	N/A	N/A

(1)	Under the Commercial Code of Japan, a holder of shares constituting less than one full unit may require Mitsui to purchase such shares at their market value (See “Memorandum and Articles of

Association — ‘Unit’ share system — Repurchase by Mitsui of shares constituting less than a full unit” in “Item 10. Additional Information”). During the year ended March 31, 2005, Mitsui purchased 899,247 shares for a total purchase price of 829,921,816 yen upon such requests from holders of shares constituting less than one full unit.

(2)	On January 19, 2005, Mitsui announced that, at its Meeting of the Board of Directors, Mitsui decided to merge with Mitsui Sakhalin Development Co. Ltd. (“MSD”) on March 31, 2005.

      MSD was a wholly-owned subsidiary of Mitsui and a holding vehicle of Mitsui’s investment in Sakhalin Energy Investment Co., Ltd. (“SEIC”). SEIC is engaged in the Sakhalin II Crude Oil and LNG Exploration, Development and Production Project (“Sakhalin II Project”) promoted by Mitsui. Mitsui Sakhalin Holdings B.V. (“MSH”) had been subsequently established in Netherlands to flexibly respond to the recycling of cash flow in conjunction with the phased development of the Sakhalin II Project. Mitsui executed a short-form merger with MSD in order to simplify its financing structure and make MSH the only holding vehicle for its investment in SEIC. The merger had minimal impact on Mitsui’s business performance.
      Under the Commercial Code of Japan, a shareholder giving a written notice to the company of his/her intention to oppose the merger within 2 weeks after the company’s announcement of such merger may make a demand upon the company that the company purchase the shares owned by such shareholder at a fair price.
      In March 2005, there was such a request for 5,000 shares by a shareholder who opposed the merger of MSD, and Mitsui purchased those shares in the due course. This purchase of 5,000 shares was not included in the purchase of 71,853 shares from March 1, 2005 to March 31, 2005 in the column of “(a) Total Number of Shares Purchased”.

PART III

Item 17.	Financial Statements.
      Not applicable.

Item 18.	Financial Statements.
      The information required by this item has been provided elsewhere in this annual report.

Item 19.	Exhibits.
Exhibits

Exhibit
Number		Document

1.1		The Articles of Incorporation of Mitsui & Co., Ltd., as of June 24, 2005 (English-language translation).
1	.2*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 24, 2004 (English-language translation).
1	.3*	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on April 1, 2004 (English-language translation).
1.4		The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on September 8, 2004 (English-language translation).
2	.1**	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.
8.1		List of Subsidiaries of Mitsui & Co., Ltd.
11.1		Code of Ethics for Senior Financial Officers and Professionals.
11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.
12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).
12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).
13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 30, 2004.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.
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

MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
      The audited consolidated financial statements of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2005 and 2004, and for the years ended March 31, 2005, 2004 and 2003, filed as part of this annual reports are as follows:
Supplemental Information:
     Schedules for the Years Ended March 31, 2005, 2004 and 2003:
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
We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2005 and 2004, and the related statements of consolidated income, consolidated shareholders’ equity, and consolidated cash flows for each of the three years in the period ended March 31, 2005 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
      As discussed in Note 2 to the consolidated financial statements, the accompanying statements of consolidated income for the years ended March 31, 2004 and 2003 have been restated.
      As discussed in Note 11 to the consolidated financial statements, effective April 1, 2003, the Company changed its method of accounting for asset retirement obligations to conform to Statement of Financial Accounting Standards No. 143.
      Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.
/s/ DELOITTE TOUCHE TOHMATSU
Deloitte Touche Tohmatsu
Tokyo, Japan
June 15, 2005, except for Note 29, as to which the date is June 24, 2005

CONSOLIDATED BALANCE SHEETS
Mitsui & Co., Ltd. and subsidiaries
March 31, 2005 and 2004

			Millions of
			U.S. Dollars
	Millions of Yen		(Note 2)

	2005	2004	2005

ASSETS
Current Assets:
Cash and cash equivalents (Notes 2 and 5)	¥791,810	¥638,299	$7,400
Time deposits	28,067	46,710	262
Marketable securities (Notes 2 and 5)	28,077	29,337	262
Trade receivables (Note 9):
Notes and loans, less unearned interest	450,678	467,380	4,212
Accounts (Note 8)	1,863,742	1,706,850	17,418
Associated companies	197,015	186,373	1,841
Allowance for doubtful receivables (Notes 2, 7 and 8)	(22,519)	(22,498)	(210)
Inventories (Notes 2 and 9)	596,876	513,016	5,578
Advance payments to suppliers	90,901	62,038	850
Deferred tax assets — current (Notes 2 and 21)	46,410	31,473	434
Other current assets	349,622	275,496	3,268

Total current assets	4,420,679	3,934,474	41,315

Investments and Non-current Receivables (Notes 2 and 9):
Investments in and advances to associated companies (Notes 6, 11 and 17)	973,219	726,521	9,096
Other investments (Note 5)	660,230	617,189	6,170
Non-current receivables, less unearned interest (Note 8)	544,615	485,446	5,090
Allowance for doubtful receivables (Notes 7 and 8)	(100,066)	(110,098)	(935)
Property leased to others — at cost, less accumulated depreciation (Notes 8, 10 and 24)	183,175	230,311	1,712

Total investments and non-current receivables	2,261,173	1,949,369	21,133

Property and Equipment — at Cost (Notes 2, 8, 9, 10 and 11):
Land, land improvements and timberlands	207,115	220,842	1,936
Buildings, including leasehold improvements	317,576	329,405	2,968
Equipment and fixtures	429,315	395,010	4,012
Mineral rights	78,303	27,349	732
Vessels	21,002	18,215	196
Projects in progress	35,727	26,224	334

Total	1,089,038	1,017,045	10,178
Accumulated depreciation	(426,350)	(417,906)	(3,985)

Net property and equipment	662,688	599,139	6,193

Intangible Assets, less Accumulated Amortization (Notes 2, 3, 12 and 14)	104,257	90,809	974

Deferred Tax Assets — Non-current (Notes 2, 11 and 21)	29,641	32,406	277

Other Assets (Note 14)	114,949	109,831	1,074

Total	¥7,593,387	¥6,716,028	$70,966

CONSOLIDATED BALANCE SHEETS — (Continued)
Mitsui & Co., Ltd. and subsidiaries
March 31, 2005 and 2004

			Millions of
			U.S. Dollars
	Millions of Yen		(Note 2)

	2005	2004	2005

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt (Notes 9 and 13)	¥615,353	¥646,746	$5,751
Current maturities of long-term debt (Notes 8, 9 and 13)	291,950	357,675	2,728
Trade payables:
Notes and acceptances	113,481	124,321	1,060
Accounts	1,645,842	1,467,516	15,382
Associated companies	94,805	76,360	886
Accrued expenses:
Income taxes (Notes 2 and 21)	47,160	32,628	441
Interest	19,570	20,210	183
Other	75,299	39,522	704
Advances from customers	100,681	83,273	941
Other current liabilities (Notes 2, 21, 22 and 23)	277,635	185,534	2,595

Total current liabilities	3,281,776	3,033,785	30,671

Long-term Debt, less Current Maturities (Notes 8, 9, 11 and 13)	2,904,923	2,541,221	27,149

Accrued Pension Costs and Liability for Severance Indemnities (Notes 2 and 14)	39,467	52,296	369

Deferred Tax Liabilities — Non-current (Notes 2 and 21)	143,566	47,387	1,341

Commitments and Contingent Liabilities (Notes 9 and 23)
Minority Interests (Note 11)	100,827	78,061	942

Shareholders’ Equity (Note 15):
Common stock — no par value
Authorized, 2,500,000,000 shares;
Issued, 1,583,687,322 shares in 2005 and 1,583,674,837 shares in 2004	192,493	192,487	1,799
Capital surplus	288,048	287,763	2,692
Retained earnings:
Appropriated for legal reserve	37,018	36,633	346
Unappropriated (Notes 6, 13, 21 and 29)	656,032	549,521	6,131
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	100,179	69,729	936
Foreign currency translation adjustments	(142,787)	(161,454)	(1,334)
Minimum pension liability adjustment (Note 14)	(5,691)	(5,743)	(53)
Net unrealized gains and losses on derivatives (Note 26)	(1,252)	(3,996)	(12)

Total accumulated other comprehensive loss	(49,551)	(101,464)	(463)

Treasury stock, at cost: 1,476,692 shares in 2005 and 2,661,783 shares in 2004	(1,212)	(1,662)	(11)

Total shareholders’ equity	1,122,828	963,278	10,494

Total	¥7,593,387	¥6,716,028	$70,966

See notes to consolidated financial statements.

Statements of Consolidated Income
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2005, 2004 and 2003

				Millions of
				U.S. Dollars
	Millions of Yen			(Note 2)

		2004	2003
		As restated	As restated
	2005	(Note 2)	(Note 2)	2005

Revenues (Notes 2, 17 and 18):
Sales of products	¥2,980,759	¥2,490,014	¥2,316,828	$27,858
Sales of services	435,210	424,473	389,653	4,067
Other sales (Note 8)	109,764	68,449	78,090	1,026

Total revenues	3,525,733	2,982,936	2,784,571	32,951
Total Trading Transactions (Notes 2 and 17): 2005, ¥13,615,047 million — $127,243 million; 2004, ¥12,284,111 million; 2003, ¥11,474,183 million
Cost of Revenues (Notes 2 and 18):
Cost of products sold	2,684,146	2,292,662	2,131,157	25,086
Cost of services sold	68,995	41,346	44,594	645
Cost of other sales (Note 8)	46,789	34,985	39,250	437

Total cost of revenues	2,799,930	2,368,993	2,215,001	26,168

Gross Profit	725,803	613,943	569,570	6,783

Other Expenses (Income):
Selling, general and administrative (Notes 2, 8, 12, 14, 18 and 25)	518,949	494,437	453,973	4,850
Provision for doubtful receivables (Notes 2 and 7)	8,863	9,883	13,665	83
Interest expense, net of interest income (Notes 2 and 26): 2005, ¥35,512 million — $332 million; 2004, ¥30,015 million; 2003, ¥39,641 million	8,097	5,898	5,774	76
Dividend income	(24,570)	(18,448)	(16,266)	(230)
Gain on securities contributed to an employee retirement benefit trust (Notes 5 and 14)	—	—	(15,831)	—
Government grant for transfer of substitutional portion of EPF (Notes 2 and 14)	—	(17,224)	—	—
Gain on sales of securities — net (Notes 2 and 5)	(34,856)	(27,465)	(11,026)	(326)
Gain on issuance of stock by a subsidiary (Notes 2 and 19)	(1,677)	—	—	(16)
Loss on write-down of securities (Notes 2 and 5)	16,544	31,024	37,907	155
(Gain) loss on disposal or sales of property and equipment — net (Note 25)	(6,527)	(4,057)	1,745	(61)
Impairment loss of long-lived assets (Notes 2, 10, 12 and 25)	21,505	22,378	23,638	201
Compensation and other charges related to DPF incident (Note 22)	36,000	—	—	336
Other expense — net (Notes 18, 20, 23 and 25)	7,831	28,712	11,001	73

Total other expenses	550,159	525,138	504,580	5,141

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings (Note 21)	175,644	88,805	64,990	1,642

Income Taxes (Notes 2 and 21):
Current	65,098	45,016	39,187	608
Deferred (Note 19)	38,457	2,025	(389)	360

Total	103,555	47,041	38,798	968

Income from Continuing Operations before Minority Interests and Equity in Earnings	72,089	41,764	26,192	674
Minority Interests in Earnings of Subsidiaries	(17,558)	(7,470)	(4,412)	(164)
Equity in Earnings of Associated Companies — Net (After Income Tax Effect) (Notes 2, 6 and 21)	65,893	40,078	15,295	615

Income from Continuing Operations	120,424	74,372	37,075	1,125
Income (Loss) from Discontinued Operations — Net (After Income Tax Effect) (Notes 4, 21 and 25)	712	(3,700)	(5,937)	7
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect) (Notes 11 and 21)	—	(2,285)	—	—

Net Income	¥121,136	¥68,387	¥31,138	$1,132

Statements of Consolidated Income — (Continued)
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2005, 2004 and 2003

				U.S. Dollars
	Yen			(Note 2)

Net Income per Share (Notes 2, 11 and 16):
Basic:
Continuing operations	¥76.10	¥47.04	¥23.43	$0.71
Discontinued operations	0.45	(2.35)	(3.75)	0.01
Cumulative effect of change in accounting principle	—	(1.44)	—	—

Total	¥76.55	¥43.25	¥19.68	$0.72

Diluted:
Continuing operations	¥71.70	¥44.44	¥22.17	$0.67
Discontinued operations	0.42	(2.19)	(3.48)	0.00
Cumulative effect of change in accounting principle	—	(1.36)	—	—

Total	¥72.12	¥40.89	¥18.69	$0.67

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2005, 2004 and 2003

				Millions of
				U.S. Dollars
	Millions of Yen			(Note 2)

	2005	2004	2003	2005

Common Stock (Note 15):
Balance at beginning of year
Shares issued: 2005, 2004 and 2003 — 1,583,674,837 shares	¥192,487	¥192,487	¥192,487	$1,799
Common stock issued upon conversion of bonds
Shares issued: 2005 — 12,485 shares; 2004 and 2003 — 0 share	6	—	—	0

Balance at end of year
Shares issued: 2005 — 1,583,687,322 shares; 2004 and 2003 — 1,583,674,837 shares	¥192,493	¥192,487	¥192,487	$1,799

Capital Surplus (Note 15):
Balance at beginning of year	¥287,763	¥287,756	¥287,756	$2,690
Conversion of bonds	6	—	—	0
Gain on sales of treasury stock	13	7	—	0
Exchange of treasury stock for subsidiary’s stock	266	—	—	2

Balance at end of year	¥288,048	¥287,763	¥287,756	$2,692

Retained Earnings (Note 15):
Appropriated for Legal Reserve:
Balance at beginning of year	¥36,633	¥36,382	¥35,873	$342
Transfer from unappropriated retained earnings	385	251	509	4

Balance at end of year	¥37,018	¥36,633	¥36,382	$346

Unappropriated (Notes 6, 13, 21 and 29):
Balance at beginning of year	¥549,521	¥494,038	¥476,074	$5,136
Net income	121,136	68,387	31,138	1,132
Cash dividends paid (annual rate per share: 2005, ¥9.0 — 8.4¢; 2004 and 2003, ¥8.0)	(14,240)	(12,653)	(12,665)	(133)
Transfer to retained earnings appropriated for legal reserve	(385)	(251)	(509)	(4)

Balance at end of year	¥656,032	¥549,521	¥494,038	$6,131

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Notes 2, 15 and 21):
Balance at beginning of year	¥(101,464)	¥(147,138)	¥(76,918)	$(948)
Unrealized holding gains and losses on available-for-sale securities (Note 5)	30,450	66,324	(40,841)	285

Foreign currency translation adjustments	18,667	(20,401)	(22,384)	174
Minimum pension liability adjustment (Note 14)	52	988	(6,358)	0
Net unrealized gains and losses on derivatives (Note 26)	2,744	(1,237)	(637)	26

Balance at end of year	¥(49,551)	¥(101,464)	¥(147,138)	$(463)

Statements of Consolidated Shareholders’ Equity — (Continued)
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2005, 2004 and 2003

				Millions of
				U.S. Dollars
	Millions of Yen			(Note 2)

	2005	2004	2003	2005

Treasury Stock, at Cost (Note 15):
Balance at beginning of year
Shares in treasury: 2005 — 2,661,783 shares; 2004 — 2,297,845 shares; 2003 — 494,860 shares	¥(1,662)	¥(1,378)	¥(302)	$(15)
Purchase of treasury stock
Shares purchased: 2005 — 1,000,990 shares; 2004 — 472,590 shares; 2003 — 1,802,985 shares	(904)	(356)	(1,076)	(8)
Sales of treasury stock
Shares sold: 2005 — 317,200 shares; 2004 — 108,652 shares; 2003 — 0 share	158	72	—	1
Exchange of treasury stock for subsidiary’s stock
Shares exchanged: 2005 — 1,868,881 shares; 2004 and 2003 — 0 share	1,196	—	—	11

Balance at end of year
Shares in treasury: 2005 — 1,476,692 shares; 2004 — 2,661,783 shares; 2003 — 2,297,845 shares	¥(1,212)	¥(1,662)	¥(1,378)	$(11)

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)) (Notes 2, 15 and 21):
Net income	¥121,136	¥68,387	¥31,138	$1,132

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	30,450	66,324	(40,841)	285
Foreign currency translation adjustments	18,667	(20,401)	(22,384)	174
Minimum pension liability adjustment (Note 14)	52	988	(6,358)	0
Net unrealized gains and losses on derivatives (Note 26)	2,744	(1,237)	(637)	26

Changes in equity from nonowner sources	¥173,049	¥114,061	¥(39,082)	$1,617

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows
Mitsui & Co., Ltd. and subsidiaries
Years Ended March 31, 2005, 2004 and 2003

				Millions of
				U.S. Dollars
	Millions of Yen			(Note 2)

	2005	2004	2003	2005

Operating Activities (Note 28):
Net income	¥121,136	¥68,387	¥31,138	$1,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,598	65,809	58,331	622
Pension and severance costs, less payments	(18,575)	35,441	(9,660)	(174)
Provision for doubtful receivables	8,863	9,883	13,665	83
Gain on securities contributed to an employee retirement benefit trust	—	—	(15,831)	—
Government grant for transfer of substitutional portion of EPF	—	(17,224)	—	—
Gain on sales of securities — net	(34,856)	(27,465)	(11,026)	(326)
Gain on issuance of stock by a subsidiary	(1,677)	—	—	(16)
Loss on write-down of securities	16,544	31,024	37,907	155
(Gain) loss on disposal or sales of property and equipment — net	(6,527)	(4,057)	1,745	(61)
Impairment loss of long-lived assets	21,505	22,378	23,638	201
Deferred income taxes	38,457	2,025	(389)	360
Minority interests in earnings of subsidiaries	17,558	7,470	4,412	164
Equity in earnings of associated companies, less dividends received	(33,076)	(21,364)	(2,258)	(309)
(Income) loss from discontinued operations — net (after income tax effect)	(712)	3,700	5,937	(7)
Cumulative effect of change in accounting principle (after income tax effect)	—	2,285	—	—
Changes in operating assets and liabilities:
Increase in trade receivables	(169,700)	(127,066)	(42,933)	(1,586)
Increase in inventories	(73,375)	(32,689)	(27,512)	(686)
Increase (decrease) in trade payables	209,689	45,549	(12,703)	1,960
Advances from customers	34,969	21,509	177	327
Other — net	3,248	14,484	(2,490)	31

Net cash provided by operating activities	200,069	100,079	52,148	1,870

Investing Activities (Note 28):
Net decrease (increase) in time deposits	20,324	(9,603)	40,220	190
Investments in and advances to associated companies	(190,388)	(203,380)	(63,769)	(1,779)
Sales of investments in and collection of advances to associated companies	52,675	67,772	10,111	492
Acquisitions of available-for-sale securities	(90,769)	(131,207)	(154,050)	(848)
Proceeds from sales of available-for-sale securities	21,864	51,250	66,106	204
Proceeds from maturities of available-for-sale securities	56,934	110,063	144,368	532
Acquisitions of held-to-maturity debt securities	(2,233)	(17)	(4,231)	(21)
Proceeds from maturities of held-to-maturity debt securities	2,912	14,793	10,560	27
Acquisitions of other investments	(67,506)	(46,856)	(39,838)	(631)
Proceeds from sales of other investments	73,436	28,829	30,242	686
Increase in long-term loan receivables	(68,111)	(42,768)	(56,169)	(636)
Collection of long-term loan receivables	62,829	76,384	84,445	587
Additions to property leased to others and property and equipment	(170,068)	(113,197)	(123,216)	(1,589)
Proceeds from sales of property leased to others and property and equipment	79,324	59,924	62,186	742
Acquisitions of subsidiaries, net of cash acquired	(5,233)	3,859	(11,208)	(49)

Net cash used in investing activities	(224,010)	(134,154)	(4,243)	(2,093)

Financing Activities (Note 28):
Net (decrease) increase in short-term debt	(29,113)	(71,759)	94,026	(272)
Proceeds from long-term debt	754,425	636,957	509,517	7,050
Repayments of long-term debt	(541,544)	(564,529)	(571,968)	(5,061)
Purchases of treasury stock — net	(764)	(264)	(1,086)	(7)
Payments of cash dividends	(14,240)	(12,653)	(12,665)	(133)
Proceeds from issuance of stock by a subsidiary	2,557	—	—	24

Net cash provided by (used in) financing activities	171,321	(12,248)	17,824	1,601

Effect of Exchange Rate Changes on Cash and Cash Equivalents	6,131	(10,191)	(4,499)	57

Net Increase (Decrease) in Cash and Cash Equivalents	153,511	(56,514)	61,230	1,435
Cash and Cash Equivalents at Beginning of Year	638,299	694,813	633,583	5,965

Cash and Cash Equivalents at End of Year	¥791,810	¥638,299	¥694,813	$7,400

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
Mitsui & Co., Ltd. and subsidiaries

1.	NATURE OF OPERATIONS
Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (collectively, the “companies”), as sogo shosha or general trading companies, are engaged in business activities, such as trading in various commodities, financing for customers and suppliers relating to such trading activities worldwide, and organizing and coordinating industrial projects through their worldwide business networks.
      The companies conduct sales, export, import, offshore trades and manufacture of products in the areas of “Metal Products & Minerals,” “Machinery, Electronics & Information,” “Chemical,” “Energy,” and “Consumer Products & Services (foods & retail, lifestyle and consumer service business),” while providing general services for retailing, information and communications, technical support, transportation and logistics and financing.
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
The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2005 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥107= U.S.$1, the approximate rate of exchange at March 31, 2005. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.
      The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities and accounting for leasing.
      Subsequent to the issuance of the consolidated financial statements for the year ended March 31, 2004, the companies decided to classify financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing from interest expense, net of interest income to other sales and cost of other sales, respectively. This change reflects the growing financing operations of the subsidiaries and has been made to more fairly present their financing transactions in the Statements of Consolidated Income. Specifically, the companies reclassified the financing revenues and costs from interest expense, net of interest income to other sales and cost of other sales, respectively, and restated the Statements of Consolidated Income for the prior years to conform to the current year presentation. As a result of this restatement, other sales, cost of other sales and gross profit increased by ¥6,938 million, ¥1,887 million and

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
¥5,051 million, respectively, and interest expense, net of interest income increased by ¥5,051 million, which was net by the decrease in interest income of ¥6,938 million, in the Statements of Consolidated Income for the year ended March 31, 2004. Also, other sales, cost of other sales and gross profit increased by ¥4,867 million, ¥1,778 million and ¥3,089 million, respectively, and interest expense, net of interest income increased by ¥3,089 million, which was net by the decrease in interest income of ¥4,867 million, in the Statements of Consolidated Income for the year ended March 31, 2003. This restatement had no impact on net income or shareholders’ equity.
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
Consolidation
The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate shares of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003) — an Interpretation of ARB No. 51” (“FIN No. 46R”). The unincorporated joint ventures proportionately consolidated by the companies include but are not limited to WA-28-L J/V (40%), Oman Block 9 J/V (35%), Wandoo Oil Field J/V (40%), Robe River Iron Associates J/V (33%), German Creek J/V (30%) and Moura J/V (49%).
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Receivables and payables denominated in foreign currencies are translated into Japanese yen at year-end exchange rates with the resulting gains and losses recognized in earnings.
Cash equivalents
Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value including certificates of deposit, time deposits, financing bills and commercial papers with original maturities of three months or less.
Allowance for doubtful receivables
In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan — an amendment of FASB Statements No. 5 and 15,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.
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
Derivative instruments and hedging activities
In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities — an amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and its resulting hedge designation.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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
      Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest expense, net of interest income as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest expense, net of interest income when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest expense, net of interest income immediately.
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
      Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in interest expense, net of interest income for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.
      The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in interest expense, net of interest income for interest rate swap agreements and in other sales for foreign exchange forward contracts.
      The companies use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.
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
Investments in associated companies
Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.
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
      Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, and vessels are primarily 8 to 65 years, 2 to 30 years, and 13 to 20 years, respectively. Mineral rights are amortized over their respective estimated useful lives, which are 14 to 20 years, using the straight-line method or the unit-of-production method.
      Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.
      Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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
      Equity method goodwill is reviewed for impairment as a part of other than a temporary decline in the value of investments in associated companies below the carrying amount in accordance with Accounting Principles Board (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”
      The companies completed the transitional impairment test for goodwill as of April 1, 2002 in accordance with SFAS No. 142 and determined that the fair value of the reporting units including goodwill was in excess of their carrying amount.
      Intangible assets subject to amortization consist primarily of software, unpatented technologies, trademarks, patents and customer relationships which are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, unpatented technologies, trademarks, patents and customer relationships are 3 to 5 years, 10 years, 5 to 10 years, 5 to 8 years and 10 to 30 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.
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
      In accordance with SFAS No. 144, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproven properties are assessed annually for impairment in accordance with the guidance in SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” with any impairment charged to expense. The companies’ policy is to consider the unproved properties not impaired if the estimated reserves of those properties can be established to be economically viable. Economically viable means that they may be developed in such a way that it is probable that over their project lives they will generate, at a minimum, zero net cash flow on an undiscounted pre-tax basis, based on current prices. For the purpose of this test, the current price is the price at the end of the period for which the review is conducted for the reserves concerned.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
Mining operations
Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using the unit-of-production method or straight-line method based on the proven and probable reserves.
      In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.
Asset retirement obligations
In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.
Pension and severance indemnities plans
The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions.”
Guarantees
In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for the guarantee issued or modified after December 31, 2002.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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
      The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.
Sales of services
      Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, and technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.
Other sales
      Other sales principally include the revenues from leasing activities of real estate, aircraft, ocean transport vessels, rolling stock and equipment, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
Income taxes
Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.
Net income per share
Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

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
      The three-step impairment model of investments was planned to be effective for reporting periods beginning after June 15, 2004, however, in September 2004, the FASB issued FASB Staff Position (“FSP”) No. EITF Issue 03-1-1 which delayed the effective date for Step 2 and Step 3 of the three-step impairment model until the final issuance of FSP No. EITF Issue 03-1-a.
      The effect of adoption of this consensus on the companies’ financial position and results of operations will be immaterial as long as the current market environment remains unchanged.
Investments in limited liability companies (“LLCs”)
During the year ended March 31, 2005, the companies adopted EITF No. 03-16, “Accounting for Investments in Limited Liability Companies.”
      EITF No. 03-16 requires investments of more than 3% to 5% in an LLC that maintain a specific ownership account for each investor be accounted for under the equity method.
      The effect of adoption of this consensus on the companies’ financial position and results of operations was immaterial.
Classification of mineral rights
During the year ended March 31, 2005, the companies adopted EITF No. 04-2, “Whether Mineral Rights are Tangible or Intangible Assets,” and FSP Nos. FAS 141-1 and FAS 142-1 which amend SFAS No. 141 and SFAS No. 142. EITF No. 04-2, FSP Nos. FAS 141-1 and FAS 142-1 require mineral

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
rights held by mining entities other than oil- and gas- producing entities that are within the scope of SFAS No. 19 be accounted for as tangible assets.
      The companies adopted FSP No. FAS 142-2, “Application of FASB Statement No. 142, Goodwill and Other Intangible Assets, to Oil- and Gas-Producing Entities.” FSP No. FAS 142-2 requires the scope exception required by SFAS No. 142 to be extended to the balance sheet classification and disclosures for drilling and mineral rights held by oil- and gas-producing entities that are within the scope of SFAS No. 19.
      Upon adoption of these consensus and guidances, all mineral rights that had been classified as intangible assets in the Consolidated Balance Sheets as of March 31, 2004 were reclassified as tangible assets.
Inventory costs
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs — an amendment of ARB No. 43, Chapter 4.”
      SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.
      SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.
Exchanges of nonmonetary assets
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — an amendment of APB Opinion No. 29.”
      SFAS No. 153 eliminates the exception to fair value measurement for nonmonetary exchanges of similar productive assets and replaces it with a general exception to fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.
      SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.
Share-based payment
In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires the compensation cost from share-based payment transactions to be recognized in the financial statements. The amount of the compensation cost is measured based on the grant-date fair value of the equity instruments issued or the liabilities incurred. In addition, the award of liability instruments will be remeasured at the end of each reporting period. The compensation cost is recognized over the requisite service period.
      In April 2005, the U.S. Securities and Exchange Commission adopted a new rule which amends the effective dates for SFAS No. 123R. Under the new rule, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. The effect of adoption of this statement on the companies’ financial

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.
Accounting for stripping costs incurred during production in the mining industry
In March 2005, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-6 (“EITF No. 04-6”), “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”
      EITF No. 04-6 requires that stripping costs incurred during the production stage of the mine are variable production costs that should be considered a component of mineral inventory costs and are recognized as a component of costs of sales in the same period as the revenue from the sale of the inventory.
      EITF No. 04-6 is effective for fiscal years beginning after December 15, 2005. The effect of adoption of this consensus on the companies’ financial position and results of operations will be immaterial.
Conditional asset retirement obligations
In March 2005, the FASB issued FIN No. 47, “Accounting for Conditional Asset Retirement Obligations — an interpretation of FASB Statement No. 143.”
      FIN No. 47 clarifies that an entity is required to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. FIN No. 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation.
      FIN No. 47 is effective for fiscal years ending after December 15, 2005. The effect of adoption of this interpretation on the companies’ financial position and results of operations will be immaterial.

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
For the year ended March 31, 2005
The following are the primary business combinations, which were completed during the year ended March 31, 2005.
Cornerstone Nutritional Labs, LLC
On December 21, 2004, CornerStone Research & Development, Inc., a wholly owned subsidiary of Mitsui & Co. (U.S.A.), Inc. (“Mitsui USA”, a wholly owned subsidiary of the Company) agreed with Cornerstone Nutritional Labs, LLC (“Cornerstone”) to take over its nutraceutical business by acquiring substantially all of the assets used in the business for U.S.$84.5 million. Cornerstone covers every aspect of nutraceutical production including raw material sourcing, blending, encapsulation and packaging in addition to new product development and sells its products to wholesalers mainly throughout the United States and Canada.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Demand for nutraceuticals in the U.S. market, which is one of the largest supplements markets in the world, has been continuously growing. By acquiring Cornerstone’s business through Mitsui USA, which had sold raw materials for supplements to Cornerstone, the companies have established a vertically integrated business structure from raw material sourcing to manufacturing end products and believe the acquisition will contribute to the companies’ business performance. This acquisition is consistent with the companies’ core strategy, which places strategic investments in the medical and healthcare field.
      The consolidated financial statements for the year ended March 31, 2005 include the operating results of Cornerstone from the date of acquisition.
      The purchase price was determined based on expected future cash flows Cornerstone will generate. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The significant factors that contributed to the determination of the purchase price that resulted in the recognition of goodwill include the following: (1) the growth potential of Cornerstone’s supplements business due to an increased demand by major supplement makers to contract manufacturers including Cornerstone to provide every aspect of nutraceutical production and (2) the synergies that might be achieved from combining the operations with the Company and Mitsui USA’s supplements businesses.
      In connection with this acquisition, ¥4,395 million and ¥3,490 million were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationships of ¥4,093 million with an amortization period of ten years. The goodwill is deductible for tax purposes and has been assigned to the Americas Segment.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen

Current assets	¥2,174
Property and equipment	209
Intangible assets	7,885

Total assets acquired	10,268

Current liabilities	(1,414)

Total liabilities assumed	(1,414)

Net assets acquired	¥8,854

      Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.
NextCom K.K.
BSI Co., Ltd. (“BSI,” a wholly owned subsidiary of the Company), ADAM NET Ltd. (“ADAM NET,” a 92.3% owned subsidiary of the Company) and NextCom K.K. (“NextCom,” a 31.2% owned associated company of the Company accounted for under the equity method) entered into a merger agreement on September 10, 2004 and merged on December 11, 2004. NextCom remains as the surviving company among them. In conjunction with the merger, NextCom issued its own stocks to each shareholder of BSI and ADAM NET. As a result, the Company’s ownership of voting shares of NextCom rose by 16.5% to 47.7%. Upon the merger, by sending a major part of board members, the companies took control of the decision making by the NextCom’s board of directors, and consequently, NextCom became a subsidiary of the Company. This exchange transaction was accounted for as partial sales of shares of BSI and ADAM NET previously owned by the Company and partial acquisitions of shares of NextCom. As a result of the

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
partial sales transaction, the companies recognized a gain of ¥3,715 million in gain on sales of securities — net during the year ended March 31, 2005.
      NextCom is engaged in the development and distribution of networking equipment, the consultation of network building, and system integration as its main businesses, and also provides other services relating to the above main businesses in Japan. The companies have designated network integration and system integration businesses, which are expected to be high growth businesses along with growth in the broadband network market, as strategic initiatives, and aim to build a framework which creates synergies of comprehensive services including both upstream and downstream services in the information technology industry for the purpose of maximizing the companies’ profit. This acquisition is consistent with the companies’ core strategy as mentioned above.
      The consolidated financial statements for the year ended March 31, 2005 include the operating results of NextCom as a subsidiary from the date of acquisition, i.e., the date of the merger.
      Since NextCom is listed on the Tokyo Stock Exchange, the purchase price of the partial acquisitions was determined based on the market price of the shares of NextCom over a reasonable period of time before and after the terms of the acquisition were agreed to and announced. The excess of the purchase price of ¥4,441 million, over the fair value of net assets acquired was recorded as goodwill. The significant factors that contributed to the determination of the purchase price that resulted in the recognition of goodwill include the following: (1) the growth potential of NextCom by taking advantage of scale, strengthening technological capabilities, and a broadening customer base, which are brought about by the merger of the three companies and (2) the synergies that might be achieved from combining the operations with the companies’ businesses. These factors are based on the expectations of continuous growth of network integration and system integration businesses.
      In connection with this acquisition, ¥128 million, ¥7 million and ¥3,063 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization and goodwill, respectively. The goodwill is not deductible for tax purposes and has been assigned to the Machinery, Electronics & Information Segment.
      The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen

Current assets	¥16,995
Property and equipment	908
Intangible assets	3,198
Investments and other assets	1,488

Total assets acquired	22,589

Current liabilities	(6,270)
Long-term liabilities	(1,356)
Minority interest	(5,981)

Total liabilities assumed	(13,607)

Net assets acquired	¥8,982

      Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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
      Prior to the acquisition, Mitsui Norin had suffered from a large amount of impaired real estate investment made during the Japanese bubble economy period. In connection with a revival plan, Mitsui Norin exited the property development business and focused its management resources on the profitable food business. Having considered the plan, the Company decided to acquire the newly issued shares to further strengthen Mitsui Norin’s competitiveness in the food businesses, which consist mainly of manufacturing and sales of tea for home and business use and leaves for tea beverages. The Company has a strategic business plan to assist and expand the operations of Mitsui Norin as a core consolidated subsidiary in the tea material businesses conducted by the companies.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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
      The companies acquired a mineral right in the Block 9 area as property and equipment for ¥9,051 million which is being amortized using the unit-of-production method.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

4.	DISCONTINUED OPERATIONS
In accordance with SFAS No. 144, the companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under income (loss) from discontinued operations — net (after income tax effect). The figures of the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the prior years related to the discontinued operations have been reclassified to conform to the current year presentation.
      The carrying amounts of assets and liabilities of a disposal group classified as held for sale were immaterial for the years ended March 31, 2005 and 2004.
      Summarized selected financial information for the years ended March 31, 2005, 2004 and 2003 for the discontinued operations reclassified during the year ended March 31, 2005 was as follows:

	Millions of Yen

	Shirasagi	Other
	Golf Club	subsidiaries	Total

Year ended March 31, 2005:
Revenues	—	—	—

Loss from discontinued operations before income taxes	—	—	—
Gain on disposal	¥1,161	¥47	¥1,208
Income tax expense	(477)	(19)	(496)

Income from discontinued operations — net	¥684	¥28	¥712

Year ended March 31, 2004:
Revenues	¥365	¥3,979	¥4,344

Loss from discontinued operations before income taxes	¥(100)	¥(1,818)	¥(1,918)
Income tax benefit	39	2,210	2,249

(Loss) income from discontinued operations — net	¥(61)	¥392	¥331

Year ended March 31, 2003:
Revenues	¥426	¥8,021	¥8,447

Loss from discontinued operations before income taxes	¥(495)	¥(26)	¥(521)
Income tax benefit (expense)	86	(45)	41

Loss from discontinued operations — net	¥(409)	¥(71)	¥(480)

      The primary discontinued operations for the year ended March 31, 2005 were as follows:
Shirasagi Golf Club
Shirasagi Golf Club, a subsidiary reported in the All Other Segment, had been engaged in the operation of a membership golf club in Japan, which opened for business in 1996. Shirasagi Golf Club had reported consecutive losses since the opening of the golf club because both the number of customers and the average sale per customer had declined amidst the prolonged severe economic conditions that followed the collapse of the bubble economy in Japan. In these business conditions, it was very unlikely that Shirasagi Golf Club would be able to improve its earnings and pay off its debts in the future therefore, the Company disposed of other than by sale the operation during the year ended March 31, 2005.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
Other subsidiaries
The main subsidiary in this category is MBR Corporation (former Mitsui Bussan Rossignol Corporation), a subsidiary reported in the Consumer Products & Services Segment.
      The Company had been engaged in the sale of Rossignol brand skis, snowboards and other sporting goods in the Japanese market through MBR Corporation based on the distributorship agreements and the license agreement with Rossignol Group. These agreements were terminated in 2004, and accordingly, the Company disposed of other than by sale MBR Corporation during the year ended March 31, 2005. The gain on disposal of the operations before income taxes was immaterial. No revenues and loss from discontinued operations before income taxes were recognized by MBR Corporation for the year ended March 31, 2005. The revenues for the years ended March 31, 2004 and 2003 were ¥1,662 million and ¥5,829 million, respectively, and the loss from discontinued operations before income taxes for the years ended March 31, 2004 and 2003 was ¥1,784 million and ¥247 million, respectively.
      Summarized selected financial information for the years ended March 31, 2004 and 2003 for the discontinued operations reclassified during the year ended March 31, 2004 was as follows:

	Millions of Yen

	Takeoka	Other
	Golf Club	subsidiaries	Total

Year ended March 31, 2004:
Revenues	¥423	¥2,393	¥2,816

Loss from discontinued operations before income taxes	¥(5,919)	¥(2,139)	¥(8,058)
Loss on disposal — net	(49)	(1,958)	(2,007)
Income tax benefit	2,449	3,585	6,034

Loss from discontinued operations — net	¥(3,519)	¥(512)	¥(4,031)

Year ended March 31, 2003:
Revenues	¥432	¥3,989	¥4,421

Loss from discontinued operations before income taxes	¥(282)	¥(3,621)	¥(3,903)
Income tax benefit	339	583	922

Income (loss) from discontinued operations — net	¥57	¥(3,038)	¥(2,981)

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
      These subsidiaries had managed Global Octanes Texas Limited Partnership, which had been engaged in the manufacture and sale of Methyl Tertiary-Butyl Ether (“MTBE”), as its partners, but dissolved the

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
partnership and disposed of the operations during the year ended March 31, 2004. This is because the demand for MTBE was expected to decrease in the future due to the increased probability that mandatory use of oxygenates including MTBE for gasoline would be abolished in the United States. The loss on disposal of the operations before income taxes was ¥3,054 million. The loss from discontinued operations before income taxes for the years ended March 31, 2004 and 2003 were ¥2,160 million and ¥1,478 million, respectively. The revenues for the years ended March 31, 2004 and 2003 were immaterial.
      Summarized selected financial information for the year ended March 31, 2003 for the discontinued operations reclassified during the year ended March 31, 2003 was as follows:

	Millions of Yen

	Petrochemicals
	subsidiaries in	Other
	North America	subsidiaries	Total

Year ended March 31, 2003:
Revenues	—	¥3,740	¥3,740

Loss from discontinued operations before income taxes	¥(12,776)	¥(1,912)	¥(14,688)
(Loss) gain on disposal — net	(1,724)	3,425	1,701
Income tax benefit	8,171	2,340	10,511

(Loss) income from discontinued operations — net	¥(6,329)	¥3,853	¥(2,476)

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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

5.	MARKETABLE SECURITIES AND OTHER INVESTMENTS
Debt and marketable equity securities
At March 31, 2005 and 2004, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity debt securities were as follows:

	Millions of Yen

			Unrealized holding gains (losses)

	Cost	Fair value	Gains	Losses	Net

March 31, 2005:
Available-for-sale:
Marketable equity securities	¥191,007	¥333,097	¥143,261	¥(1,171)	¥142,090
Foreign debentures, commercial paper and other debt securities	306,922	306,944	24	(2)	22
Held-to-maturity debt securities, consisting principally of foreign debentures	1,591	1,591	0	—	0
March 31, 2004:
Available-for-sale:
Marketable equity securities	¥178,609	¥297,018	¥119,438	¥(1,029)	¥118,409
Foreign debentures, commercial paper and other debt securities	206,429	206,551	159	(37)	122
Held-to-maturity debt securities, consisting principally of foreign debentures	2,106	2,106	0	—	0
      The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities), with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets was ¥217,988 million and ¥157,996 million at March 31, 2005 and 2004, respectively. The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities) included in investments in and advances to associated companies in the Consolidated Balance Sheets was ¥32,217 million at March 31, 2005.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      At March 31, 2005 and 2004, the fair value and gross unrealized holding losses on available-for-sale securities and held-to-maturity debt securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen

	Less than 12 months		12 months or more

		Unrealized		Unrealized
	Fair value	holding losses	Fair value	holding losses

March 31, 2005:
Available-for-sale:
Marketable equity securities	¥16,402	¥(1,171)	—	—
Foreign debentures, commercial paper and other debt securities	4	(2)	—	—
Held-to-maturity debt securities, consisting principally of foreign debentures	—	—	—	—

Total	¥16,406	¥(1,173)	—	—

March 31, 2004:
Available-for-sale:
Marketable equity securities	¥8,234	¥(1,029)	—	—
Foreign debentures, commercial paper and other debt securities	9,084	(37)	—	—
Held-to-maturity debt securities, consisting principally of foreign debentures	—	—	—	—

Total	¥17,318	¥(1,066)	—	—

      The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of domestic marketable equity securities (approximately 20 issuers) of customers in various industries, including the retail and chemical industries. The unrealized losses on these securities were due principally to deterioration of their business environment such as sluggish consumption and bad weather for the retail industry and a temporary decline in the Japanese stock market in relation to the chemical industry. The severity of decline in fair value less than cost was 2% to 19% and the duration of the impairment was less than nine months. The companies evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at March 31, 2005.
      For the years ended March 31, 2005, 2004 and 2003, losses of ¥586 million, ¥1,262 million and ¥15,573 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.
      The portion of net trading losses for the year that relates to trading securities still held at March 31, 2005, 2004 and 2003 were as follows:

	Millions of Yen

	2005	2004	2003

Net trading losses	¥(7)	¥(32)	¥(136)

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2005, 2004 and 2003 are shown below:

	Millions of Yen

	2005	2004	2003

Proceeds from sales	¥21,864	¥51,250	¥66,106

Gross realized gains	¥10,018	¥18,741	¥9,661
Gross realized losses	(52)	(239)	(4,628)

Net realized gains	¥9,966	¥18,502	¥5,033

      On April 1, 2004, in connection with the foundation of T&D Holdings, Inc., the Company exchanged shares of Taiyo Life Insurance Company for those of T&D Holdings, Inc. In accordance with EITF No. 91-5, “Nonmonetary Exchange of Cost-Method Investments,” a non-cash gain of ¥1,657 million was recorded for the year ended March 31, 2005, and is included in gain on sales of securities — net in the Statements of Consolidated Income.
      During the year ended March 31, 2003, the Company contributed certain available-for-sale securities with a fair value of ¥27,343 million to an employee retirement benefit trust and recognized a realized gain of ¥15,831 million, which is included in gain on securities contributed to an employee retirement benefit trust in the Statements of Consolidated Income.
      On October 2, 2002, in connection with the foundation of Japan Airlines System Corporation, the Company exchanged shares of Japan Air System Co., Ltd. for those of Japan Airlines System Corporation. In accordance with EITF No. 91-5, a non-cash gain of ¥2,055 million was recorded for the year ended March 31, 2003, and is included in gain on sales of securities — net in the Statements of Consolidated Income.
      Debt securities classified as available-for-sale and held-to-maturity at March 31, 2005 mature as follows:

	Millions of Yen

	Available-for-sale		Held-to-maturity

	Amortized	Aggregate	Amortized	Aggregate
	cost	fair value	cost	fair value

Contractual maturities:
Within 1 year	¥234,870	¥234,870	¥1,348	¥1,348
After 1 year through 5 years	67,981	67,999	233	233
After 5 years through 10 years	4,069	4,073	10	10
After 10 years	2	2	—	—

Total	¥306,922	¥306,944	¥1,591	¥1,591

      The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.
Investments other than debt and marketable equity securities
Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥295,564 million and ¥297,492 million at March 31, 2005 and 2004, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥15,958 million, ¥29,804 million and ¥22,103 million for the years ended March 31, 2005, 2004 and 2003, respectively.
      The aggregate carrying amount of the companies’ cost method investments totaled ¥214,126 million at March 31, 2005. Investments with an aggregate carrying amount of ¥171,485 million were not evaluated for impairment because the companies did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments and the companies determined that it is not practicable to estimate the fair value of those investments in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

6.	INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES
Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. In addition, noncontrolling investments in general partnerships, limited partnerships and limited liability companies are also accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Mitsui Oil Exploration Co., Ltd. (44.34%), IPM Eagle LLP (30.00%), Nihon Unisys, Ltd. (28.91%), Sakhalin Energy Investment Company Ltd. (25.00%) and United Auto Group, Inc. (15.53%).
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
      The companies are the second largest shareholder group of United Auto Group, Inc. (“UAG”) and entered into a shareholders agreement with its largest shareholder group owning approximately 41% of its voting shares. Based on a reciprocal voting provision set forth in the agreement for shareholder election of the directors of UAG, the companies and its largest shareholder group constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and jointly participate in the management of UAG. The investment in UAG is accounted for under the equity method because of the companies’ ability to exercise significant influence over operating and financial policies primarily through board representation by a director and executive vice president dispatched from the companies. UAG is utilizing the companies’ global network to develop its business activities outside the United States and, as part of the process, the companies substantively participate in the decision-making processes.
      Associated companies are engaged primarily in the development of natural resources and the manufacture and distribution of various products. The major geographic areas of such entities are Japan, the Americas, Europe, Asia and Oceania.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Investments in and advances to associated companies at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen

	2005	2004

Investments in capital stock	¥880,609	¥611,397
Advances	92,610	115,124

Total	¥973,219	¥726,521

      The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥100,540 million and ¥84,142 million at March 31, 2005 and 2004, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to property and equipment which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 8 to 42 years, using either the straight-line or the unit-of-production method.
      Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥117,109 million and ¥85,244 million at March 31, 2005 and 2004, respectively. Corresponding aggregate quoted market values were ¥169,620 million and ¥106,516 million, respectively.
      Summarized financial information for associated companies at March 31, 2005 and 2004 and for the years ended March 31, 2005, 2004 and 2003 was as follows:

	Millions of Yen

	2005	2004

Current assets	¥3,702,750	¥2,770,593
Property and equipment — net of accumulated depreciation*	4,195,274	3,036,282
Other assets*	1,473,911	1,087,349

Total assets	¥9,371,935	¥6,894,224

Current liabilities	¥2,974,848	¥2,362,786
Long-term liabilities	2,835,459	2,261,190
Minority interests	599,892	376,730
Shareholders’ equity	2,961,736	1,893,518

Total liabilities and shareholders’ equity	¥9,371,935	¥6,894,224

The companies’ equity in the net assets of associated companies	¥780,069	¥527,255

*	Mineral rights are classified as “Property and equipment — net of accumulated depreciation” at March 31, 2005, which were formerly included in “Other assets.” The figures at March 31, 2004 have been reclassified to conform to the current year presentation.

	Millions of Yen

	2005	2004	2003

Revenues	¥6,295,587	¥4,212,195	¥3,460,933
Gross profit	1,582,586	986,659	730,929
Income before cumulative effect of change in accounting principle	357,019	195,059	92,593
Net income	357,019	190,857	92,593

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The companies’ revenues and purchases from associated companies included in cost of revenues during the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of Yen

	2005	2004	2003

Revenues	¥121,283	¥107,816	¥91,372
Purchases	192,405	161,221	143,107
      Dividends received from associated companies for the years ended March 31, 2005, 2004 and 2003 amounted to ¥32,817 million, ¥18,714 million and ¥13,037 million, respectively.
      Consolidated unappropriated retained earnings at March 31, 2005 and 2004 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥142,823 million and ¥92,385 million, respectively.

7.	ALLOWANCE FOR DOUBTFUL RECEIVABLES
An analysis of the change in the allowance for doubtful receivables is as follows:

	Millions of Yen

	Current	Non-current	Total

Year ended March 31, 2005:
Balance at beginning of year	¥22,498	¥110,098	¥132,596
Credits charged off	(3,604)	(19,241)	(22,845)
Provision for doubtful receivables	6,307	2,556	8,863
Charged to other accounts*	(2,682)	6,653	3,971

Balance at end of year	¥22,519	¥100,066	¥122,585

Year ended March 31, 2004:
Balance at beginning of year	¥21,236	¥139,793	¥161,029
Credits charged off	(3,230)	(33,584)	(36,814)
Provision for doubtful receivables	6,503	3,380	9,883
Charged to other accounts*	(2,011)	509	(1,502)

Balance at end of year	¥22,498	¥110,098	¥132,596

Year ended March 31, 2003:
Balance at beginning of year	¥20,625	¥139,478	¥160,103
Credits charged off	(3,974)	(10,163)	(14,137)
Provision for doubtful receivables	6,063	7,602	13,665
Charged to other accounts*	(1,478)	2,876	1,398

Balance at end of year	¥21,236	¥139,793	¥161,029

*	Principally reclassification to discontinued operations and effect of changes in foreign exchange rates.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The recorded investment in impaired loans, as defined in SFAS No. 114, and the allowance for doubtful receivables related to such loans at March 31, 2005 and 2004 were as follows:

	Millions of Yen

	2005		2004

		Allowance		Allowance
	Impaired	for doubtful	Impaired	for doubtful
	loans	receivables	loans	receivables

Impaired loans with an allowance for doubtful receivables	¥129,805	¥93,665	¥158,884	¥106,242
Impaired loans without an allowance for doubtful receivables	5,919	—	6,249	—

Total	¥135,724	¥93,665	¥165,133	¥106,242

      The average investment in impaired loans and interest income on impaired loans for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of Yen

	2005	2004	2003

Average investment in impaired loans	¥150,429	¥180,081	¥181,687
Interest income recognized on impaired loans	1,304	1,701	1,800
      Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired.

8.	LEASES
Lessor
The companies lease real estate, aircraft, ocean transport vessels, rolling stock and equipment.
      Certain leases of aircraft, ocean transport vessels and rolling stock are classified as direct financing leases or leveraged leases, and the net investments are included as part of trade receivables — accounts and non-current receivables, less unearned interest in the accompanying Consolidated Balance Sheets. The companies have no general obligation for principal and interest on notes and other instruments related to third-party participation in leveraged leases. Such notes and other instruments have not been included in liabilities but have been offset against the related lease receivables. The residual values represent the estimate of the values of the leased assets at the end of the lease contracts and are initially recorded based on appraisals and estimates. Realization of the residual values is dependent on the companies’ future ability to sell the related assets under then prevailing market conditions.
      Other leases are classified as operating leases and the related assets are presented as property leased to others — at cost, less accumulated depreciation in the accompanying Consolidated Balance Sheets.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The following comprise the components of the net investment in direct financing leases as of March 31, 2005 and 2004:

	Millions of Yen

	2005	2004

Total minimum lease payments to be received	¥86,060	¥73,065
Estimated unguaranteed residual value of leased assets	15,926	13,632
Less unearned income	(33,690)	(30,317)

Investment in direct financing leases	68,296	56,380
Less allowance for doubtful receivables	(890)	(855)

Net investment in direct financing leases	¥67,406	¥55,525

      The following is a schedule by years of future minimum lease payments to be received from direct financing leases as of March 31, 2005:

Millions of Yen

Year ending March 31:
2006	¥8,901
2007	7,633
2008	9,257
2009	7,333
2010	7,379
Thereafter	45,557

Total	¥86,060

      The following represent the components of the net investment in leveraged leases as of March 31, 2005 and 2004:

	Millions of Yen

	2005	2004

Total minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt)	¥4,634	¥4,605
Estimated unguaranteed residual value of leased assets	6,288	8,344
Less unearned income	(2,721)	(3,115)

Investment in leveraged leases	8,201	9,834
Less allowance for doubtful receivables	(292)	—
Less deferred tax liabilities arising from leveraged leases	(7,252)	(6,627)

Net investment in leveraged leases	¥657	¥3,207

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The following schedule provides an analysis of the companies’ investment in property on operating leases and property held for lease by classes as of March 31, 2005 and 2004:

	Millions of Yen

	2005			2004

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Real estate	¥164,468	¥(59,863)	¥104,605	¥195,430	¥(63,559)	¥131,871
Aircraft	31,737	(5,391)	26,346	45,588	(9,351)	36,237
Ocean transport vessels	29,685	(5,575)	24,110	44,222	(4,552)	39,670
Rolling stock	21,238	(1,470)	19,768	15,113	(1,429)	13,684
Equipment and others	19,895	(11,549)	8,346	21,114	(12,265)	8,849

Total	¥267,023	¥(83,848)	¥183,175	¥321,467	¥(91,156)	¥230,311

      The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 31, 2005:

Millions of Yen

Year ending March 31:
2006	¥10,029
2007	8,054
2008	7,073
2009	5,082
2010	3,202
Thereafter	15,938

Total	¥49,378

Lessee
The companies lease equipment and others under capital leases. At March 31, 2005, approximately 70% of the capital leases are with the Company’s associated company, Mitsui Leasing & Development, Ltd.
      The following schedule provides an analysis of the companies’ leased assets recorded under capital leases by classes as of March 31, 2005 and 2004:

	Millions of Yen

	2005			2004

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Equipment	¥28,024	¥(13,651)	¥14,373	¥28,975	¥(14,097)	¥14,878
Others	6,846	(1,958)	4,888	4,404	(1,869)	2,535

Total	¥34,870	¥(15,609)	¥19,261	¥33,379	¥(15,966)	¥17,413

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The following is a schedule by years of future minimum lease payments under capital leases together with components of the present value of the net minimum lease payments as of March 31, 2005:

Millions of Yen

Year ending March 31:
2006	¥5,624
2007	5,094
2008	3,367
2009	1,404
2010	829
Thereafter	6,546

Total minimum lease payments	22,864

Less amount representing interest	(1,536)

Present value of net minimum lease payments	21,328
Less current capital lease obligations	5,363

Long-term capital lease obligations	¥15,965

      The companies lease ocean transport vessels, real estate, aircraft, rolling stock and equipment under operating leases. Most of the ocean transport vessels, aircraft and rolling stock under operating leases are subleased to third parties.
      During the year ended March 31, 2005, the Company and certain subsidiaries sold pieces of real estate to third parties for ¥17,382 million in total and leased them back with terms ranging up to 10 years. The resulting leases were classified as operating leases.
      The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2005. Minimum payments have not been reduced by minimum sublease rentals of ¥59,008 million due in the future under noncancelable subleases:

Millions of Yen

Year ending March 31:
2006	¥22,159
2007	16,631
2008	12,925
2009	10,233
2010	8,676
Thereafter	34,806

Total	¥105,430

      Rental expenses incurred for operating leases for the years ended March 31, 2005, 2004 and 2003 were ¥40,957 million, ¥35,770 million and ¥35,420 million, respectively. Sublease rental income for the years ended March 31, 2005, 2004 and 2003 were ¥18,633 million, ¥16,562 million and ¥20,184 million, respectively.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

9.	PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL
Pledged assets
At March 31, 2005 and 2004, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen

	2005	2004

Trade receivables (current and non-current)	¥66,968	¥47,354
Inventories	26,625	17,073
Investments	27,232	24,665
Property leased to others (net book value)	28,856	23,691
Property and equipment (net book value)	31,525	46,857
Other	14,442	969

Total	¥195,648	¥160,609

      The distribution of such collateral among short-term debt, long-term debt and guarantees of contracts, etc. was as follows:

	Millions of Yen

	2005	2004

Short-term debt	¥27,887	¥22,866
Long-term debt	123,345	113,384
Guarantees of contracts, etc.	44,416	24,359

Total	¥195,648	¥160,609

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
      In addition to the above, the Company has bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, to provide collateral, which is not specified in the loan agreements. See Note 13, “SHORT-TERM AND LONG-TERM DEBT.”
Financial assets accepted as collateral
At March 31, 2005 and 2004, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen

	2005	2004

Bank deposits	¥2,081	¥1,971
Promissory notes	5,465	10,796
Trade receivables — accounts	231	54
Stocks and bonds	7,787	12,695
      Promissory notes of ¥2,106 million and ¥3,554 million which have been provided as collateral were repledged at March 31, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      There were no financial assets accepted as collateral under security repurchase agreements at March 31, 2005 and 2004.

10.	IMPAIRMENT LOSS OF LONG-LIVED ASSETS
The companies recognized impairment losses of long-lived assets in accordance with the provisions of SFAS No. 144 during the years ended March 31, 2005, 2004 and 2003. See to Note 4, “DISCONTINUED OPERATIONS,” for the impairment loss of long-lived assets reported in discontinued operations.
      The impairment losses of long-lived assets for the year ended March 31, 2005 consist principally of production facilities owned by an aluminum smelting subsidiary in the United States, land held for development and lease owned by the Company, and gasoline stations, land and buildings for certain businesses owned by domestic subsidiaries. The impairment losses of long-lived assets also consist principally of real estate such as corporate residences and dormitories owned by the Company for employees and machinery production facilities, golf courses and gasoline stations owned by domestic subsidiaries for the year ended March 31, 2004, and property leased to others and real estate owned by subsidiaries for the year ended March 31, 2003.
      The impairments for the year ended March 31, 2005 mainly related to declining profitability resulting from the deterioration of business environment such as increasing electricity costs and to a continuous decline in the market value of land in Japan. The impairments for the year ended March 31, 2004 mainly related to land in Japan which had experienced significant decreases in market value, and to production facilities of certain subsidiaries resulting from operating losses. The impairments for the year ended March 31, 2003 mainly related to operating cutbacks by the airline industry in the United States resulting from deterioration of its business environment and to land in Japan which had experienced significant decreases in the market value. See to Note 25, “EXIT OR DISPOSAL ACTIVITIES,” for the exit or disposal activities which resulted in recognition of impairment losses of long-lived assets.
      Impairment losses of long-lived assets recognized by operating segment for the years ended March 31, 2005, 2004 and 2003 were as follows:

	Millions of Yen

	2005	2004	2003

Metal Products & Minerals	¥8,217	¥628	¥1,029
Machinery, Electronics & Information	353	5,842	10,344
Chemical	1,698	581	—
Energy	2,580	1,340	9,219
Consumer Products & Services	1,694	413	2,187
Logistics & Financial Markets	57	213	—
Americas	954	181	—
Other Overseas Areas	—	115	348
All Other	5,601	3,992	511
Adjustments and Eliminations*	296	8,039	—

Consolidated Total	¥21,450	¥21,344	¥23,638

*	“Adjustments and Eliminations” represents impairment losses related to assets not allocated to specific operating segments.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The fair value of the assets is calculated based on independent appraisals, market value or discounted future cash flows whichever management considers the most appropriate.
      In addition to the impairment losses of long-lived assets based on SFAS No. 144 shown in the above table, the impairment losses of intangible assets not subject to amortization based on SFAS No. 142 were included in impairment losses of long-lived assets in the Statements of Consolidated Income for the years ended March 31, 2005 and 2004 as discussed in Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.” No impairment loss was recorded for intangible assets not subject to amortization for the year ended March 31, 2003.

11.	ASSET RETIREMENT OBLIGATIONS
The companies recognized the cumulative effect of the initial application of SFAS No. 143 as a separate line item in the Statements of Consolidated Income for the year ended March 31, 2004 under cumulative effect of change in accounting principle (after income tax effect) amounting to ¥2,285 million (loss) including the Company’s share of amounts attributable to associated companies. The cumulative-effect adjustment represents the difference between the net amount that was recognized in the Consolidated Balance Sheets upon the retroactive application of SFAS No. 143 as of April 1, 2003 and the amounts recognized in the Consolidated Balance Sheets at that date prior to the application of SFAS No. 143. The cumulative-effect adjustment resulted in a decrease in investments in and advances to associated companies by ¥2,098 million, an increase in equipment and fixtures by ¥1,812 million (net of accumulated depreciation of ¥1,165 million), an increase in deferred tax assets — non-current by ¥161 million, an increase in long-term debt, less current maturities by ¥2,231 million and a decrease in minority interests by ¥71 million.
      The asset retirement obligations are principally related to the costs of dismantling and removing mining facilities and gas production facilities owned by subsidiaries and associated companies in Australia, which are engaged in mining operations or oil and gas producing activities.
      The changes in asset retirement obligations for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen

	2005	2004

Balance at beginning of year	¥7,328	¥6,423
Liabilities incurred	6,557	3,124
Liabilities settled	(3,135)	(2,805)
Accretion expense	409	168
Foreign currency translation adjustments	355	418

Balance at end of year	¥11,514	¥7,328

Note:	The balance at the beginning of the year ended March 31, 2004 includes the cumulative effect of change in accounting principle.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The pro forma effects of the retroactive application on net income and basic and diluted net income per share for the years ended March 31, 2004 and 2003, as if SFAS No. 143 had been adopted on April 1, 2002, were as follows:

	Millions of Yen

	2004	2003

Net income	¥70,672	¥31,003

	Yen

	2004	2003

Basic net income per share	¥44.69	¥19.59
Diluted net income per share	42.25	18.61

Notes:

(1)	Pro forma net income for the year ended March 31, 2004 represents reported net income excluding cumulative effect of change in accounting principle (after income tax effect) of ¥2,285 million (loss) (¥1.44 per basic share and ¥1.36 per diluted share).

(2)	Basic and diluted net income per share presented in the Statements of Consolidated Income were ¥19.68 and ¥18.69, respectively, for the year ended March 31, 2003.

12.	GOODWILL AND OTHER INTANGIBLE ASSETS
Intangible assets subject to amortization at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen

	2005		2004

	Gross carrying	Accumulated	Gross carrying	Accumulated
	amount	amortization	amount	amortization

Software	¥44,221	¥18,406	¥35,779	¥15,151
Unpatented technologies	15,695	2,742	15,658	1,174
Trademarks	9,839	6,498	11,461	6,750
Patents	9,099	8,583	9,073	8,539
Customer relationships	6,564	1,099	2,139	866
Other	28,531	16,151	26,095	14,399

Total	¥113,949	¥53,479	¥100,205	¥46,879

      The aggregate amortization expense of intangible assets for the years ended March 31, 2005, 2004 and 2003 was ¥12,853 million, ¥11,496 million and ¥7,430 million, respectively. The estimated aggregate amortization expense of intangible assets at March 31, 2005 for each of the next five years is as follows:

Millions of Yen

Year ending March 31:
2006	¥15,949
2007	13,114
2008	9,670
2009	7,283
2010	5,015

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Total carrying amount of intangible assets not subject to amortization (excluding goodwill) at March 31, 2005 and 2004 consisted of:

	Millions of Yen

	2005	2004

Land rights	¥7,242	¥7,212
Trademarks	2,386	2,383
Other	2,382	2,657

Total	¥12,010	¥12,252

      Intangible assets subject to amortization acquired during the year ended March 31, 2005 totaled ¥21,664 million, and consisted primarily of software of ¥13,389 million and customer relationships of ¥4,387 million. The weighted average amortization periods for software and customer relationships are 5 years and 10 years, respectively. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2005 was immaterial.
      Intangible assets subject to amortization acquired during the year ended March 31, 2004 totaled ¥35,816 million, and consisted primarily of unpatented technologies of ¥15,658 million and software of ¥13,581 million. The weighted average amortization periods for unpatented technologies and software are 10 years and 5 years, respectively. Intangible assets not subject to amortization acquired during the year ended March 31, 2004 totaled ¥3,105 million, and consisted primarily of trademarks.
      In accordance with the change in the presentation of mineral rights for the year ended March 31, 2005, the gross carrying amount and the accumulated amortization of mineral rights at March 31, 2004, the amortization expense for the years ended March 31, 2004 and 2003, and the acquired cost of mineral rights for the year ended March 31, 2004 have been eliminated to conform to the current year presentation.
      The impairment losses recognized for intangible assets subject to amortization and not subject to amortization (excluding goodwill) for the year ended March 31, 2005 were immaterial.
      During the year ended March 31, 2004, the companies recognized impairment losses of ¥1,533 million on intangible assets which are included in impairment loss of long-lived assets in the Statements of Consolidated Income. The impairment losses consisted primarily of ¥1,034 million on the write-down of land rights which are held by domestic subsidiaries within the Consumer Products & Services and Energy segments. The impairments of land rights resulted from a decrease in the fair value. The fair value for the basis of determining the impairment loss was calculated based on discounted future cash flows.
      In addition to the intangible assets shown in the above tables, intangible assets in the Consolidated Balance Sheets at March 31, 2005 and 2004 also included unrecognized prior service costs totaling ¥80 million and ¥112 million, respectively, which were recorded under SFAS No. 87 as discussed in Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES.”

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2005 and 2004 were as follows:

	Millions of Yen

	Metal	Machinery,		Consumer
	Products &	Electronics &		Products &		Consolidated
	Minerals	Information	Chemical	Services	Americas	Total

Balance at April 1, 2003	¥2,912	¥2,586	¥829	¥1,017	¥433	¥7,777
Acquisition	—	822	616	16,547	—	17,985
Foreign currency translation adjustments	(352)	(125)	(100)	(55)	(11)	(643)

Balance at March 31, 2004	2,560	3,283	1,345	17,509	422	25,119
Acquisition	705	3,147	262	—	3,597	7,711
Impairment losses	—	(1,114)	—	—	—	(1,114)
Foreign currency translation adjustments	42	(169)	7	(5)	106	(19)

Balance at March 31, 2005	¥3,307	¥5,147	¥1,614	¥17,504	¥4,125	¥31,697

      The impairment losses included in the Machinery, Electronics & Information Segment for the year ended March 31, 2005 consisted primarily of an impairment loss of ¥923 million for goodwill related to a domestic subsidiary of the Company. Because the subsidiary experienced a downturn in profitability due to the deterioration of competitive environment in the information system development industry, the carrying amount of the subsidiary exceeded the fair value of the subsidiary and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill. The fair value of the subsidiary for the basis of determining the impairment loss was calculated based on discounted future cash flows.
      No impairment loss was recorded for goodwill during the year ended March 31, 2004.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

13.	SHORT-TERM AND LONG-TERM DEBT
Short-term debt
Short-term debt at March 31, 2005 and 2004 were comprised of the following:

	Millions of Yen

	2005		2004

		Interest rate*1		Interest rate*1

Short-term bank loans and others	¥410,880	2.3%	¥401,493	1.8%
Commercial paper	94,643	1.0	120,976	0.5
Notes under medium-term note programme	109,210	0.1	120,796	0.1

Total	614,733		643,265
SFAS No. 133 fair value adjustment*2	620		3,481

Total	¥615,353		¥646,746

*1	The interest rates represent weighted average rates in effect at March 31, 2005 and 2004, regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

*2	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.
      Unused lines of credit, for short-term financing outside Japan, aggregated ¥498,476 million at March 31, 2005. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material in each of the past two years.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
Long-term debt
Long-term debt at March 31, 2005 and 2004 consisted of the following:

	Millions of Yen

	2005	2004

Long-term debt with collateral (Note 9):
Banks and insurance companies, maturing serially through 2015 — principally 0.7% to 10%	¥38,554	¥56,112
Government-owned banks and government agencies, maturing serially through 2056 — principally 0.7% to 7%	65,504	60,187
Other, maturing serially through 2018 — principally 2%	5,286	5,885

Total	109,344	122,184

Long-term debt without collateral:
Banks and others (principally insurance companies):
Principally 0.03% to 6%, maturing serially through 2018	1,518,613	1,461,479
Principally 0.8% to 13%, maturing serially through 2017 (payable in foreign currencies)	477,776	387,352
Bonds and notes:
Japanese yen convertible bonds (fixed rate 1.05%, due 2009)	92,775	92,786
Japanese yen bonds with early redemption clause (fixed rate 0.7% to 1.4%, due 2013 — 2016)	71,000	71,000
Japanese yen bonds (fixed rate 0.5% to 3.6%, due 2005 — 2019)	250,270	240,500
Japanese yen bonds (fixed and floating rate: floating rate 1.9% to 2.6%, due 2013 — 2017)	70,500	38,500
Japanese yen bonds (fixed and floating rate: fixed rate 2.4% to 3.3%, due 2014 — 2024)	31,000	33,000
Japanese yen bonds (floating rate 2.1% to 2.7%, due 2010 — 2016)	87,000	72,000
Reverse dual currency yen/ U.S. dollar bonds (fixed rate 3.0% to 3.25%, due 2007 — 2012)	30,000	30,000
Notes under global medium-term note programme (fixed rate 0.2% to 4.7%, due 2004 — 2014)	18,381	25,205
Notes under euro medium-term note programme (fixed and floating rate: fixed rate 0.1% to 7.9%, due 2004 — 2024)	168,391	118,380
Capital lease obligations (principally 0.7% to 5.5%, maturing serially through 2030)	21,328	19,177
Accounts payables, derivative liabilities and others due through 2019:
Interest bearing	43,081	31,203
Non-interest bearing	149,893	116,441

Total	3,030,008	2,737,023

Total	3,139,352	2,859,207
SFAS No. 133 fair value adjustment*	57,521	39,689

Total	3,196,873	2,898,896
Less current maturities	291,950	357,675

Long-term debt, less current maturities	¥2,904,923	¥2,541,221

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

*	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus a SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.
      The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2005 were 3.12% and 3.40%, respectively. The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2004 were 1.11% and 1.16%, respectively. (See Note 26, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” and Note 27, “FINANCIAL INSTRUMENTS.”)
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
      Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions a bank may require the borrower to provide collateral (or additional collateral) or guarantors with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Default provisions of certain loan agreements grant certain rights of possession to the lenders. At March 31, 2005, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, to provide collateral, which is not specified in the loan agreements, aggregated ¥43,182 million.
      Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors’ review and approval before presentation to the shareholders. Certain of those agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2005 and 2004, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Maturities of long-term debt outstanding at March 31, 2005 were as follows, excluding the effect of the SFAS No. 133 fair value adjustment:

Millions of Yen

Year ending March 31:
2006	¥259,927
2007	368,668
2008	343,589
2009	218,862
2010	447,045
Thereafter	1,501,261

Total	¥3,139,352

14.	PENSION COSTS AND SEVERANCE INDEMNITIES
The Company and certain subsidiaries have non-contributory defined benefit pension plans and contributory defined benefit pension plans, covering substantially all employees other than directors.
      The primary pension plan is the Company’s contributory Corporate Pension Fund (“CPF”) under the Defined Benefit Corporate Pension Law, which was transferred from the Company’s contributory defined benefit Japanese government welfare pension program for its employees (the Employees’ Pension Fund, “EPF”) during the year ended March 31, 2004. The benefits for CPF are based on the length of service.
      Effective April 1, 1997, the Company merged a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan, “TQPP”) into EPF. Only retired employees with vested benefits as of March 31, 1997, remained in the TQPP. With the enforcement of the Defined Benefit Corporate Pension Law, the Company merged TQPP, which had remained only for retired employees with vested benefits, into CPF on March 31, 2005.
      EPF was composed of a substitutional portion of Japanese Pension Insurance and a corporate portion of a contributory defined benefit plan. For the former, the benefits were based on a standard remuneration schedule under the Welfare Pension Insurance Law and the length of participation. For the latter, the benefits were based on length of service. EPF was approved by the Japanese Minister of Health, Labour and Welfare for an exemption from the obligation to pay benefits for future employee service related to the substitutional portion on October 1, 2002, and an exemption from the obligation to pay benefits for past employee service related to the substitutional portion on January 1, 2004. EPF transferred the benefit obligation and the related government-specified portion of the plan assets to the Japanese government on March 12, 2004 and completed the entire process of the transfer of the substitutional portion. In accordance with EITF No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities,” the Company recognized (1) the difference of ¥17,224 million between the accumulated benefit obligations settled and the assets transferred to the Japanese government as a government grant for transfer of substitutional portion of EPF, (2) the proportionate amount of the net unrealized loss of ¥10,508 million for the substitutional portion, as settlement loss, and (3) the difference of ¥2,183 million between the projected benefit obligations and the accumulated benefit obligations related to the substitutional portion, as gain on derecognition of previously accrued salary progression.
      The remaining corporate portion of EPF was transferred to the Company’s CPF.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.
      The Company and most subsidiaries use a measurement date of March 31 for their defined benefit pension plans.
Obligations and funded status
The following table sets forth the reconciliation of benefit obligations, plan assets and funded status of the plans:

	Millions of Yen

	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	¥255,806	¥286,075
Service cost	10,798	11,920
Interest cost	5,616	5,487
Plan participants’ contributions	365	385
Plan amendments	(342)	1,155
Actuarial loss	1,552	4,610
Benefits paid from plan assets	(10,799)	(13,794)
Direct benefit payments	(3,120)	(5,739)
Curtailments	—	(64)
Settlements	—	(38,057)
Acquisitions and divestitures	774	4,763
Foreign currency translation adjustments	547	(935)

Benefit obligation at end of year	261,197	255,806

Change in plan assets:
Fair value of plan assets at beginning of year	262,786	228,418
Actual return on plan assets	11,218	65,183
Employer contribution	27,734	140
Plan participants’ contributions	365	385
Benefits paid from plan assets	(10,799)	(13,794)
Settlements	—	(18,650)
Acquisitions and divestitures	95	1,657
Foreign currency translation adjustments	246	(553)

Fair value of plan assets at end of year	291,645	262,786

Funded status at end of year	30,448	6,980
Unrecognized prior service cost	(6,413)	(6,483)
Unrecognized net actuarial loss	53,855	59,499

Net amount recognized	¥77,890	¥59,996

Amounts recognized in the Consolidated Balance Sheets consist of:
Intangible assets	¥80	¥112
Other assets (prepaid pension costs)	107,958	102,872
Accrued pension costs and liability for severance indemnities	(39,467)	(52,296)
Accumulated other comprehensive loss (before income tax effect)	9,319	9,308

Net amount recognized	¥77,890	¥59,996

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The prior service cost is amortized over the average remaining service period of employees expected to receive related benefits.
      The amortization periods of the unrecognized net actuarial loss are seven years for CPF and the average remaining service period for other defined benefit pension plans.
      The accumulated benefit obligation for the companies’ defined benefit pension plans as of March 31, 2005 and 2004 was ¥256,692 million and ¥249,595 million, respectively.
      The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥62,745 million and ¥20,140 million at March 31, 2005 and ¥92,213 million and ¥38,273 million at March 31, 2004. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were ¥57,339 million and ¥18,954 million at March 31, 2005 and ¥86,124 million and ¥38,273 million at March 31, 2004.
Components of net periodic pension costs
Net periodic pension costs of the companies’ defined benefit pension plans for the years ended March 31, 2005, 2004 and 2003 included the following components:

	Millions of Yen

	2005	2004	2003

Service cost — benefits earned during the period	¥10,798	¥11,920	¥11,582
Interest cost on projected benefit obligation	5,616	5,487	7,234
Expected return on plan assets	(6,723)	(6,013)	(5,815)
Amortization of unrecognized prior service cost	(410)	(137)	(171)
Amortization of unrecognized net actuarial loss	2,998	21,806	8,809
Curtailment gain	—	(64)	—
Settlement loss	—	10,504	—
Gain on derecognition of previously accrued salary progression	—	(2,183)	—

Net periodic pension costs	¥12,279	¥41,320	¥21,639

Assumptions
Weighted-average assumptions used to determine the companies’ benefit obligations as of March 31, 2005 and 2004 are set forth as follows:

	2005	2004

Discount rate	2.4%	2.4%
Rate of increase in future compensation levels	0.4	0.5
      Weighted-average assumptions used to determine the companies’ net periodic pension costs for the years ended March 31, 2005, 2004 and 2003 are set forth as follows:

	2005	2004	2003

Discount rate	2.4%	2.5%	3.2%
Expected long-term rate of return on plan assets	2.5	2.6	2.6
Rate of increase in future compensation levels	0.5	1.0	1.0

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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
Plan assets
The companies’ pension plan weighted-average asset allocations based on the fair value of such assets as of March 31, 2005 and 2004 are set forth as follows:

Asset category	2005	2004

Equity securities	54%	58%
Debt securities	27	26
Life insurance company general accounts	4	4
Cash and deposits	11	6
Other	4	6

Total	100%	100%

      Equity securities include securities held in the Company’s employee retirement benefit trust. The fair value of those securities as of March 31, 2005 and 2004 are 31% and 39% of total fair value of plan assets, respectively. Life insurance company general accounts are pooled investment portfolios managed by insurance companies and guarantee a minimum rate of return.
      The Company’s investment objective is to build high quality plan assets, and the investment policy is targeted to ensure adequate returns to provide future payments of pension benefits and severance indemnities. The basic strategy is diversified investment in various asset classes which have different risk return characteristics. The Company sometimes uses derivative instruments to hedge the exposure to changes in the fair value of debt and equity securities, but never uses them for speculation. The subsidiaries’ investment strategies are mainly based on diversified investment, and are targeted to stably ensure adequate returns to provide future payments of pension benefits over the long term.
      The companies’ weighted-average target allocation of plan assets as of March 31, 2005 is 56% equity securities (including securities held in the employee retirement benefit trust), 34% debt securities (including life insurance company general accounts), 9% cash and deposits and 1% other assets.
      The Company contributed certain available-for-sale securities to the employee retirement benefit trust for retirement obligations during the year ended March 31, 2003. As stated in Note 5, “MARKETABLE

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
SECURITIES AND OTHER INVESTMENTS,” fair value at contribution of these securities for the year ended March 31, 2003 was ¥27,343 million.
      The fair value of equity securities of an associated company included in plan assets is ¥20,250 million (7% of total fair value of plan assets) and ¥15,765 million (6% of total fair value of plan assets) at March 31, 2005 and 2004, respectively.
Cash flows
Contributions
The companies expect to contribute ¥8,592 million to their defined benefit pension plans for the year ending March 31, 2006.
Estimated Future Benefit Payments
The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Yen

Year ending March 31:
2006	¥13,925
2007	14,066
2008	14,160
2009	14,884
2010	15,110
2011-2015	78,040
      In addition to the above defined benefit pension plans, the Company provides the “Early Retirement Support Plan” to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2005, 2004 and 2003, the Company recorded ¥3,107 million, ¥3,201 million and ¥12,687 million of periodic payments in excess of previous projections and projected benefits based on factors including the history of benefit payments as selling, general and administrative expenses, respectively.
15.     SHAREHOLDERS’ EQUITY
Common stock and capital surplus
Under the Commercial Code of Japan (the “Code”), certain issuances of common stock, including conversions of bonds and notes and exercises of warrants issued, are required to be credited to the common stock account for at least 50% of the proceeds.
      At March 31, 2005, 105,306,470 shares of common stock were reserved for the conversion of outstanding bonds.
      The Code permits, upon approval by the Board of Directors, transfers of amounts from capital surplus to the common stock account. The amounts available for transfer are based on capital surplus as defined by accounting practices prevailing in Japan. Additional amounts recorded as capital surplus to conform with U.S. GAAP shall not be transferred to the common stock account under the Code. Such additional amounts were ¥69,049 million at March 31, 2005 and primarily relate to accounting for warrants and business combinations. When debt securities were previously issued with detachable stock purchase warrants, the portion of the proceeds which was allocable to the warrants was credited to capital surplus

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
under U.S. GAAP. In addition, the step acquisition of the shares held by minority shareholders of a subsidiary by selling unissued shares of the Company was accounted for by the purchase method under U.S. GAAP rather than by the pooling of interests method which was prevailing in Japan when such business combinations occurred.
      Pursuant to the resolution of the Board of Directors, the Company made free distributions of common stock in prior years. Such free distributions did not result in the transfer of retained earnings to common stock or capital surplus. Corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued. If such United States practice had been applied to the above free distributions of shares made on and after September 30, 1986, capital surplus at March 31, 2005 would have been increased by ¥87,860 million with a corresponding decrease in unappropriated retained earnings.
Retained earnings appropriated for legal reserve
The Code provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period be appropriated as a legal reserve until the total amount of capital surplus and the legal reserve equals 25% of common stock. The retained earnings so appropriated may be used to eliminate or reduce a deficit by resolution of the shareholders or may be transferred to capital stock by resolution of the Board of Directors. The Code also provides that to the extent that the sum of capital surplus and the legal reserve exceeds 25% of common stock, the excess, if any, is available for appropriations by resolution of the shareholders.
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
      Retained earnings, exclusive of retained earnings appropriated for the legal reserve, shown in the Company’s general books of account amounted to ¥217,496 million at March 31, 2005. The amount does not include any retained earnings to be appropriated for the legal reserve as a part of appropriations of retained earnings associated with cash outlays but includes ¥469 million restricted as to the payment of dividends under the Code. See Note 13, “SHORT-TERM AND LONG-TERM DEBT,” for the rights of certain creditors to review and approve the companies’ proposal for the payment of dividends and other appropriations of earnings. Dividends are approved by shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. A mid-year interim dividend may be paid by resolution of the Board of Directors, subject to limitations imposed by the Code.
      The Code permits transfers, upon approval of shareholders, of a portion of unappropriated retained earnings, available for dividends, to the common stock account.
Purchase by the Company of shares
The Code permits the Company to purchase and hold its own shares. The Company is allowed to decide the total number and amount of the shares to be acquired, not to exceed the amount of retained earnings available for dividends, subject to the prior approval of the shareholders at an ordinary general meeting of shareholders. In addition, the amendment to the Code, which became effective on September 25, 2003,

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
permits the Company to purchase its own shares upon the approval of the Board of Directors, as far as it is permitted under the Articles of Incorporation, subject to limitations imposed by the Code. Public companies are generally required to purchase the shares through market transactions or tender offer and may dispose of them, subject to the approval of the Board of Directors, unless otherwise specified in the Code, or as far as the Articles of Incorporation do not require a resolution of the shareholders at the shareholders’ meeting. As an example of the disposal of its own shares, the Company sells the shares or chooses to transfer the shares instead of issuing new shares in case of merger, stock transfer or exchange, or spin-off. In addition, the Code enables the Company to retire its own shares by resolution of the Board of Directors.
      At the ordinary general meeting of shareholders held on June 24, 2004, it was approved that the Company amended the Articles of Incorporation to entitle the Board of Directors to purchase outstanding shares of its own common stock by its resolution.
Accumulated other comprehensive income (loss)
Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2005, 2004 and 2003 are as follows:

	Millions of Yen

	2005	2004	2003

Unrealized Holding Gains and Losses on Available-for-Sale Securities:
Balance at beginning of year	¥69,729	¥3,405	¥44,246
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	63,409	125,856	(85,488)
Deferred income taxes	(26,530)	(49,395)	34,673

Adjustments for year (after income tax effect)	36,879	76,461	(50,815)

Pre-tax amount of reclassification adjustments	(12,409)	(17,240)	10,540
Deferred income taxes	5,980	7,103	(566)

Adjustments for year (after income tax effect)	(6,429)	(10,137)	9,974

Balance at end of year	¥100,179	¥69,729	¥3,405

Foreign Currency Translation Adjustments:
Balance at beginning of year	¥(161,454)	¥(141,053)	¥(118,669)
Pre-tax amount of translation adjustments	20,935	(27,098)	(26,957)
Deferred income taxes	(3,613)	4,538	1,032

Adjustments for year (after income tax effect)	17,322	(22,560)	(25,925)

Pre-tax amount of reclassification adjustments	1,426	2,969	4,721
Deferred income taxes	(81)	(810)	(1,180)

Adjustments for year (after income tax effect)	1,345	2,159	3,541

Balance at end of year	¥(142,787)	¥(161,454)	¥(141,053)

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen

	2005	2004	2003

Minimum Pension Liability Adjustment:
Balance at beginning of year	¥(5,743)	¥(6,731)	¥(373)
Pre-tax amount	(11)	4,355	(10,584)
Deferred income taxes	63	(3,367)	4,226

Adjustments for year (after income tax effect)	52	988	(6,358)

Balance at end of year	¥(5,691)	¥(5,743)	¥(6,731)

Net Unrealized Gains and Losses on Derivatives:
Balance at beginning of year	¥(3,996)	¥(2,759)	¥(2,122)
Pre-tax amount of net unrealized gains and losses on derivatives	2,143	(6,467)	(3,782)
Deferred income taxes	(1,094)	3,101	1,621

Adjustments for year (after income tax effect)	1,049	(3,366)	(2,161)

Pre-tax amount of reclassification adjustments	2,881	3,542	2,762
Deferred income taxes	(1,186)	(1,413)	(1,238)

Adjustments for year (after income tax effect)	1,695	2,129	1,524

Balance at end of year	¥(1,252)	¥(3,996)	¥(2,759)

Accumulated Other Comprehensive Income (Loss) — Total:
Balance at beginning of year	¥(101,464)	¥(147,138)	¥(76,918)
Pre-tax amount	78,374	85,917	(108,788)
Deferred income taxes	(26,461)	(40,243)	38,568

Other comprehensive income (loss) for year (after income tax effect)	51,913	45,674	(70,220)

Balance at end of year	¥(49,551)	¥(101,464)	¥(147,138)

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
16.     NET INCOME PER SHARE
The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2005, 2004 and 2003:

	2005			2004			2003

	Net income	Shares	Per share	Net income	Shares	Per share	Net income	Shares	Per share
	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount	(numerator)	(denominator)	amount

	Millions of		Yen	Millions of		Yen	Millions of		Yen
	Yen	In Thousands		Yen	In Thousands		Yen	In Thousands
Basic Net Income per Share:
Income from continuing operations	¥120,424	1,582,473	¥76.10	¥74,372	1,581,195	¥47.04	¥37,075	1,582,278	¥23.43
Income (loss) from discontinued operations — net (after income tax effect)	712	1,582,473	0.45	(3,700)	1,581,195	(2.35)	(5,937)	1,582,278	(3.75)
Cumulative effect of change in accounting principle (after income tax effect)	—	—	—	(2,285)	1,581,195	(1.44)	—	—	—
Net income available to common shareholders	121,136	1,582,473	76.55	68,387	1,581,195	43.25	31,138	1,582,278	19.68

Effect of Dilutive Securities:
1.5% Convertible Bonds due 2003	—	—		—	—		189	19,266
1.05% Convertible Bonds due 2009	591	105,311		581	105,319		581	105,319

Diluted Net Income per Share:
Income from continuing operations	121,015	1,687,784	71.70	74,953	1,686,514	44.44	37,845	1,706,863	22.17
Income (loss) from discontinued operations — net (after income tax effect)	712	1,687,784	0.42	(3,700)	1,686,514	(2.19)	(5,937)	1,706,863	(3.48)
Cumulative effect of change in accounting principle (after income tax effect)	—	—	—	(2,285)	1,686,514	(1.36)	—	—	—
Net income available to common shareholders after effect of dilutive securities	¥121,727	1,687,784	¥72.12	¥68,968	1,686,514	¥40.89	¥31,908	1,706,863	¥18.69

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
      The business units of the companies’ Head Office, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with overseas branches and overseas trading subsidiaries in

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
planning and executing their strategies for products and regions. The overseas branches and overseas trading subsidiaries are separate operating units, which are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their subsidiaries and associated companies in collaboration with the business units.
      Therefore, the companies’ operating segments consist of product-focused operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of overseas branches and overseas trading subsidiaries. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into six product-focused reportable operating segments and three region-focused reportable operating segments, totaling nine reportable operating segments.
      Effective April 1, 2004, with the aim of strengthening domestic businesses and improving efficiency of operational resources, the “Domestic Branches and Offices,” which had been separate operating units until the year ended March 31, 2004, were integrated into related business units based on the categories of their products and services. Accordingly, “Domestic Branches and Offices” was abolished and the components of the reportable segment were transferred to each product-focused operating segment in the Head Office. Further, effective April 1, 2004, with the aim of allocating operating resources based on total optimization and implementing global strategies more quickly and efficiently, the business units in the Head Office were reorganized. In this reorganization, the logistics businesses and the financial businesses, which had previously been included in “Metal Products & Minerals” and “All Other,” were aggregated as a new reportable segment “Logistics & Financial Markets,” in order to provide high-quality, specialized logistics and financial capabilities to customers across all product areas. In addition, with the aim of responding to the rapid expansion in Japan of service industries such as the knowledge-based industry and the healthcare industry, and developing new business models based on identifying consumer needs, Consumer Service Business Unit was established in “Consumer Products & Services.” Additionally the media-related businesses oriented to consumers were transferred to “Consumer Products & Services” from “Machinery, Electronics & Information.” The operating segment information for the years ended March 31, 2004 and 2003 have been restated to conform to the current year presentation.
      Further, starting from the year ended March 31, 2005, equity in earnings of associated companies is disclosed, since this item is newly included in the measure of segment performance reviewed by the chief operating decision maker.
      A description of reportable operating segments of the Company follows.
      Metal Products & Minerals develops raw material resources of iron or non-ferrous metals in foreign countries, and manufactures, sells and trades products in Japan and abroad.
      Machinery, Electronics & Information is engaged in the manufacture, sale and trade of machinery products, leasing, financing, information related businesses, sale of electronics products and promotion of certain projects such as plant constructions and infrastructure buildings in Japan and abroad.
      Chemical manufactures, sells and trades chemical products in Japan and abroad.
      Energy develops energy resources overseas and manufactures, sells and trades oil and gas products in Japan and abroad.
      Consumer Products & Services manufactures, constructs, sells and trades consumer-related products, such as foods, textiles, general merchandise and houses and provides logistics services for those businesses in Japan and abroad.
      Logistics & Financial Markets engages in logistics services, insurance and financial businesses in Japan and abroad.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Americas, Europe and Other Overseas Areas trade in various commodities and conduct related business led by overseas trading subsidiaries or branches located in each region.
      Starting from the year ended March 31, 2005, the companies changed the presentation of financing revenues and costs of certain subsidiaries engaged mainly in external consumer financing, which were formerly reported as interest expense, net of interest income. In relation to this change, the figures of total trading transactions, gross profit, operating income (loss) and revenues for the years ended March 31, 2004 and 2003 have been restated to conform to the current year presentation.
      The companies’ operating segment information and product information and geographic area information for the years ended March 31, 2005, 2004 and 2003 presented in conformity with SFAS No. 131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen

	Metal	Machinery,			Consumer	Logistics &
	Products &	Electronics &			Products &	Financial
	Minerals	Information	Chemical	Energy	Services	Markets

Year ended March 31, 2005:
Total trading transactions:
External customers	¥2,640,261	¥2,720,517	¥1,901,950	¥1,402,521	¥2,633,114	¥94,354
Intersegment	239,357	116,033	408,446	82,231	83,152	11,172

Total	¥2,879,618	¥2,836,550	¥2,310,396	¥1,484,752	¥2,716,266	¥105,526

Gross profit	¥121,449	¥137,310	¥87,112	¥72,604	¥152,627	¥46,662

Operating income (loss)	¥68,138	¥31,381	¥24,559	¥35,453	¥32,019	¥18,480

Equity in earnings of associated companies	¥22,444	¥8,228	¥2,450	¥24,480	¥3,688	¥2,439

Net income (loss)	¥46,991	¥26,437	¥(6,852)	¥42,759	¥16,882	¥11,835

Total assets at March 31, 2005	¥1,227,494	¥1,306,359	¥779,930	¥894,175	¥1,109,464	¥405,355

	Millions of Yen

			Other Overseas			Adjustments and	Consolidated
	Americas	Europe	Areas	Total	All Other	Eliminations	Total

Year ended March 31, 2005:
Total trading transactions:
External customers	¥1,026,282	¥403,448	¥769,262	¥13,591,709	¥25,014	¥(1,676)	¥13,615,047
Intersegment	494,017	368,812	1,362,376	3,165,596	10,674	(3,176,270)	—

Total	¥1,520,299	¥772,260	¥2,131,638	¥16,757,305	¥35,688	¥(3,177,946)	¥13,615,047

Gross profit	¥49,911	¥20,657	¥25,810	¥714,142	¥12,349	¥(688)	¥725,803

Operating income (loss)	¥14,737	¥2,412	¥8,191	¥235,370	¥(466)	¥(36,913)	¥197,991

Equity in earnings of associated companies	¥1,608	¥134	¥479	¥65,950	¥417	¥(474)	¥65,893

Net income (loss)	¥12,343	¥2,930	¥13,765	¥167,090	¥4,411	¥(50,365)	¥121,136

Total assets at March 31, 2005	¥445,221	¥345,917	¥270,237	¥6,784,152	¥2,312,547	¥(1,503,312)	¥7,593,387

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen

	Metal	Machinery,			Consumer	Logistics &
	Products &	Electronics &			Products &	Financial
	Minerals	Information	Chemical	Energy	Services	Markets

Year ended March 31, 2004 (As restated):
Total trading transactions:
External customers	¥2,206,439	¥2,640,632	¥1,548,680	¥1,401,288	¥2,577,867	¥81,486
Intersegment	260,323	133,884	415,753	100,189	135,319	25,989

Total	¥2,466,762	¥2,774,516	¥1,964,433	¥1,501,477	¥2,713,186	¥107,475

Gross profit	¥77,027	¥128,736	¥91,094	¥54,616	¥135,865	¥32,293

Operating income (loss)	¥28,715	¥29,400	¥31,352	¥21,708	¥23,321	¥10,370

Net income	¥24,208	¥5,860	¥11,389	¥24,449	¥18,909	¥4,786

Total assets at March 31, 2004	¥994,364	¥1,223,610	¥624,799	¥610,374	¥1,079,914	¥358,263

	Millions of Yen

			Other Overseas			Adjustments and	Consolidated
	Americas	Europe	Areas	Total	All Other	Eliminations	Total

Year ended March 31, 2004 (As restated):
Total trading transactions:
External customers	¥843,532	¥342,286	¥624,435	¥12,266,645	¥26,954	¥(9,488)	¥12,284,111
Intersegment	448,399	335,262	1,009,695	2,864,813	8,700	(2,873,513)	—

Total	¥1,291,931	¥677,548	¥1,634,130	¥15,131,458	¥35,654	¥(2,883,001)	¥12,284,111

Gross profit	¥40,711	¥19,965	¥24,060	¥604,367	¥10,461	¥(885)	¥613,943

Operating income (loss)	¥8,531	¥3,030	¥6,562	¥162,989	¥(1,902)	¥(34,240)	¥126,847

Net income	¥161	¥693	¥10,425	¥100,880	¥1,923	¥(34,416)	¥68,387

Total assets at March 31, 2004	¥399,599	¥247,574	¥215,185	¥5,753,682	¥2,152,005	¥(1,189,659)	¥6,716,028

	Millions of Yen

	Metal	Machinery,			Consumer	Logistics &
	Products &	Electronics &			Products &	Financial
	Minerals	Information	Chemical	Energy	Services	Markets

Year ended March 31, 2003 (As restated):
Total trading transactions:
External customers	¥1,997,884	¥2,490,125	¥1,365,247	¥1,240,435	¥2,555,328	¥93,636
Intersegment	254,925	161,982	322,658	40,886	128,123	13,861

Total	¥2,252,809	¥2,652,107	¥1,687,905	¥1,281,321	¥2,683,451	¥107,497

Gross profit	¥71,505	¥121,095	¥69,266	¥53,824	¥122,632	¥33,158

Operating income (loss)	¥24,698	¥14,098	¥18,278	¥25,738	¥21,206	¥10,929

Net income (loss)	¥16,133	¥(9,206)	¥(3,563)	¥22,980	¥9,587	¥4,646

Total assets at March 31, 2003	¥866,698	¥1,266,442	¥572,935	¥620,412	¥998,500	¥273,063

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen

			Other Overseas			Adjustments and	Consolidated
	Americas	Europe	Areas	Total	All Other	Eliminations	Total

Year ended March 31, 2003 (As restated):
Total trading transactions:
External customers	¥786,707	¥355,061	¥577,425	¥11,461,848	¥29,295	¥(16,960)	¥11,474,183
Intersegment	485,566	224,247	729,116	2,361,364	7,023	(2,368,387)	—

Total	¥1,272,273	¥579,308	¥1,306,541	¥13,823,212	¥36,318	¥(2,385,347)	¥11,474,183

Gross profit	¥44,584	¥22,470	¥23,503	¥562,037	¥10,554	¥(3,021)	¥569,570

Operating income (loss)	¥9,485	¥4,163	¥7,571	¥136,166	¥(1,828)	¥(32,406)	¥101,932

Net income (loss)	¥3,291	¥2,845	¥8,627	¥55,340	¥6,921	¥(31,123)	¥31,138

Total assets at March 31, 2003	¥412,659	¥218,304	¥201,032	¥5,430,045	¥2,085,802	¥(975,327)	¥6,540,520

Notes:

(1)	The figures of “Consolidated Total” for the years ended March 31, 2004 and 2003 have been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation — net (after income tax effect) are included in “Adjustments and Eliminations.”

(2)	“All Other” includes business activities which primarily provide services, such as development and sales of systems, financing services, and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2005, 2004 and 2003 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2005 includes (a) ¥21,722 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥15,292 million for the valuation allowance for deferred tax assets as a result of change in a policy to sell certain investments, and (c) a gain of ¥2,432 million for pension related items (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2004 includes (a) ¥14,001 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥13,247 million for pension related items, and (c) ¥4,743 million in impairment losses of long-lived assets (all amounts are after income tax effects).

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2003 includes (a) a charge of ¥7,485 million for an early retirement support program, (b) ¥5,814 million in losses on write-down of marketable securities, and (c) ¥3,142 million in losses on sale of marketable securities (all amounts are after income tax effects).

(4)	Transfers between operating segments are made at cost plus a markup.

(5)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, (c) provision for doubtful receivables, and (d) government grant for transfer of substitutional portion of EPF, as presented in the Statements of Consolidated Income.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

PRODUCT INFORMATION

	Millions of Yen

										Property and
	Iron and	Non-Ferrous		Electronics &					General	Service	Consolidated
	Steel	Metals	Machinery	Information	Chemicals	Energy	Foods	Textiles	Merchandise	Business	Total

Year ended March 31, 2005:
Revenues	¥407,103	¥161,380	¥269,241	¥144,780	¥729,103	¥1,048,362	¥473,573	¥43,019	¥96,136	¥153,036	¥3,525,733

Year ended March 31, 2004 (As restated):
Revenues	¥312,853	¥157,248	¥305,025	¥119,843	¥520,115	¥954,556	¥389,496	¥32,793	¥84,812	¥106,195	¥2,982,936

Year ended March 31, 2003 (As restated):
Revenues	¥281,761	¥152,145	¥304,780	¥108,110	¥463,375	¥830,997	¥393,228	¥37,871	¥88,752	¥123,552	¥2,784,571

Note:
In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2004 and 2003 have been reclassified to conform to the current year presentation.

GEOGRAPHIC AREA INFORMATION

	Millions of Yen

		United	United			Consolidated
	Japan	States	Kingdom	China	All Other	Total

Year ended March 31, 2005:
Total trading transactions to external customers	¥7,736,548	¥1,096,321	¥200,399	¥608,100	¥3,973,679	¥13,615,047

Year ended March 31, 2004 (As restated):
Total trading transactions to external customers	¥7,189,292	¥831,566	¥159,698	¥421,247	¥3,682,308	¥12,284,111

Year ended March 31, 2003 (As restated):
Total trading transactions to external customers	¥7,102,671	¥808,293	¥154,142	¥350,884	¥3,058,193	¥11,474,183

Notes:

(1)	Total trading transactions are attributed to countries based on the location of customers.

(2)	The Company provides total trading transactions instead of revenues, as certain costs related to revenues presented net in accordance with EITF No. 99-19 are not attributed to countries based on the location of customers.

(3)	In accordance with SFAS No. 144, total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2004 and 2003 have been reclassified to conform to the current year presentation.

(4)	Total trading transactions to the customers located in China, which were previously included in “All Other,” were separately presented in consideration of the importance of the amount for the year ended March 31, 2005. The figures for the years ended March 31, 2004 and 2003 have been restated to conform to the current year presentation.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen

		United			Consolidated
	Japan	States	Australia	All Other	Total

At March 31, 2005:
Long-lived assets	¥431,236	¥99,636	¥177,273	¥137,718	¥845,863

At March 31, 2004:
Long-lived assets	¥469,074	¥128,100	¥95,405	¥136,871	¥829,450

At March 31, 2003:
Long-lived assets	¥497,112	¥113,433	¥70,433	¥154,311	¥835,289

Note:
Mineral rights are classified to property and equipment — at cost at March 31, 2005, which were formerly included in intangible assets, less accumulated amortization. The figures at March 31, 2004 and 2003 have been reclassified to conform to the current year presentation.
      There are no individual material customers with respect to revenues for the years ended March 31, 2005, 2004 and 2003.

18.	SUPPLEMENTAL INCOME STATEMENT INFORMATION
Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen

	2005	2004	2003

Depreciation of property and equipment*	¥52,921	¥54,502	¥50,652
Research and development expenses	5,647	6,019	3,415
Advertising expenses	9,012	7,915	6,898
Foreign exchange gains — net	4,583	2,887	3,154

*	In accordance with the change in classification of mineral rights in the Consolidated Balance Sheets, the figures of “Depreciation of property and equipment” for the years ended March 31, 2004 and 2003 have been reclassified to conform to the current year presentation.

19.	ISSUANCE OF STOCK BY SUBSIDIARIES AND ASSOCIATED COMPANIES
Mitsui & Associates Telepark Corporation (“Telepark”), a subsidiary of the Company, which is principally engaged in sales of mobile devices and fixed telecommunication lines, issued 8,000 shares of common stock at ¥319,600 per share to third parties in a public offering on April 7, 2004 receiving total consideration of ¥2,557 million. As a result of Telepark’s public offering, the companies’ ownership of voting shares of Telepark decreased from 98.19% to 88.60%. The companies recognized a gain of ¥1,677 million on this issuance as a separate line item in the Statements of Consolidated Income under gain on issuance of stock by a subsidiary and provided deferred income taxes of ¥688 million on such gain.
      At the same time, the companies sold 19,000 shares of Telepark’s common stock to third parties at ¥319,600 per share through the stock market, and recorded a gain of ¥4,057 million on this sale. As a result, the companies’ ownership of voting shares of Telepark further decreased from 88.60% to 65.41%.
      Telepark changed its corporate name to Telepark Corp. on October 1, 2004.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

20.	OTHER EXPENSE — NET
Other expense — net for the years ended March 31, 2005, 2004 and 2003 consists of the following:

	Millions of Yen

	2005	2004	2003

Exploration expenses	¥2,458	¥1,367	¥932
Restructuring-related charges	1,950	6,284	1,131
Impairment loss of goodwill	1,114	—	—
Litigation charges	430	16,173	4,050
Foreign exchange losses (gains) — net	5	(7)	2,365
Other	1,874	4,895	2,523

Total	¥7,831	¥28,712	¥11,001

Note:
In accordance with SFAS No. 144, the expense and/or income from discontinued operations, if any, is eliminated from each line item presented in the above table. The figures for the years ended March 31, 2004 and 2003 have been reclassified to conform to the current year presentation.

21.	INCOME TAXES
Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in normal effective statutory tax rates of approximately 41% for the year ended March 31, 2005 and 42% for the years ended March 31, 2004 and 2003, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.
      On March 31, 2003, the local tax laws in Japan were amended, and an enterprise tax on the basis of the size of business was introduced for the year ended March 31, 2005. As a result, the statutory tax rate for the year ended March 31, 2005 was approximately 41% effective April 1, 2004. The effect of the changes in the tax rates on the balance of deferred tax assets and liabilities as of March 31, 2003 was insignificant.
      A reconciliation between the normal statutory tax rate in Japan applied to income from continuing operations and the effective income tax rate on income from continuing operations for the years ended March 31, 2005, 2004 and 2003 is summarized as follows:

	%

	2005	2004	2003

Normal statutory tax rate in Japan applied to income from continuing operations before income taxes, minority interests and equity in earnings	41.0%	42.0%	42.0%
Increases (decreases) in tax rate resulting from:
Expenses not deductible for tax purposes and income not taxable — net	2.4	4.3	4.3
Application of lower tax rates to certain taxable income	(5.4)	(5.7)	(9.9)
Effect of taxation on dividends from subsidiaries and corporate joint ventures	8.4	2.7	10.4
Changes in valuation allowance — net	11.3	7.7	11.6
Other — net	1.3	2.0	1.3

Effective income tax rate on income from continuing operations	59.0%	53.0%	59.7%

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Amounts provided for income taxes for the years ended March 31, 2005, 2004 and 2003 are allocated as follows:

	Millions of Yen

	2005	2004	2003

Income taxes on income from continuing operations	¥103,555	¥47,041	¥38,798
Income (loss) from discontinued operations — net	496	(8,283)	(11,474)
Equity in earnings of associated companies	18,342	9,096	26
Cumulative effect of change in accounting principle	—	(161)	—
Other comprehensive income (loss)	26,461	40,243	(38,568)

Total	¥148,854	¥87,936	¥(11,218)

      The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2005 and 2004 are as follows:

	Millions of Yen

	2005	2004

Deferred Tax Assets:
Accrued pension costs and liability for severance indemnities	¥15,293	¥25,083
Allowance for doubtful receivables	13,977	21,994
Estimated losses	46,060	21,944
Impairment loss of long-lived assets	25,763	16,746
Loss carryforwards of subsidiaries and associated companies	70,584	76,528
Unrealized intercompany profit	17,428	21,107
Foreign currency translation	13,138	15,110
Other	12,291	19,709

Total deferred tax assets	214,534	218,221
Valuation allowance	(44,915)	(31,245)

Deferred tax assets — net	169,619	186,976

Deferred Tax Liabilities:
Property	96,824	74,428
Investment securities	72,506	56,256
Undistributed earnings of associated companies other than corporate joint ventures	61,165	42,566
Other	8,441	2,089

Deferred tax liabilities	238,936	175,339

Net deferred tax (liabilities) assets	¥(69,317)	¥11,637

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Net deferred tax assets or liabilities at March 31, 2005 and 2004 are included in the Consolidated Balance Sheets as follows:

	Millions of Yen

	2005	2004

Current Assets — Deferred tax assets — current	¥46,410	¥31,473
Deferred Tax Assets — Non-current	29,641	32,406
Current Liabilities — Other current liabilities	(1,802)	(4,855)
Deferred Tax Liabilities — Non-current	(143,566)	(47,387)

Net deferred tax (liabilities) assets	¥(69,317)	¥11,637

      The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries where it is more likely than not that a tax benefit will not be realized. During the years ended March 31, 2005, 2004 and 2003, the valuation allowances were increased by ¥13,670 million, increased by ¥8,390 million and decreased by ¥290 million, respectively. For the years ended March 31, 2005, 2004 and 2003, adjustments of the beginning-of-the-year balance of the valuation allowances attributable to continuing operations were ¥17,910 million (loss), ¥3,475 million (profit) and ¥3,072 million (profit), respectively. With respect to the remaining deferred tax assets, the companies believe it is more likely than not that such benefits will be realized through the reduction of future taxable income.
      The tax benefits of operating loss carryforwards attributable to continuing operations for the years ended March 31, 2005, 2004 and 2003 were ¥8,795 million, ¥13,493 million and ¥2,204 million, respectively.
      Income taxes or foreign withholding taxes are not provided on undistributed earnings of foreign subsidiaries and foreign corporate joint ventures which are considered to be indefinitely reinvested in the operations of such subsidiaries and corporate joint ventures. At March 31, 2005 and 2004, the amounts of undistributed earnings of such foreign subsidiaries and foreign corporate joint ventures were ¥332,986 million and ¥299,574 million, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable. The domestic undistributed earnings would not, under present Japanese tax laws, be subject to additional taxation.
      At March 31, 2005, certain subsidiaries had aggregate operating loss carryforwards of ¥108,875 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Millions of Yen

Within 5 years	¥21,306
After 5 to 10 years	26,951
After 10 to 15 years	1,521
After 15 years	59,097

Total	¥108,875

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Income from continuing operations before income taxes, minority interests and equity in earnings for the years ended March 31, 2005, 2004 and 2003 comprised the following:

	Millions of Yen

	The Company
	and its domestic	Foreign
	subsidiaries	subsidiaries	Total

Year ended March 31, 2005	¥54,938	¥120,706	¥175,644

Year ended March 31, 2004	¥38,403	¥50,402	¥88,805

Year ended March 31, 2003	¥10,815	¥54,175	¥64,990

      Income taxes on income from continuing operations for the years ended March 31, 2005, 2004 and 2003 comprised the following:

	Millions of Yen

	The Company
	and its domestic	Foreign
	subsidiaries	subsidiaries	Total

Year ended March 31, 2005:
Current	¥32,885	¥32,213	¥65,098
Deferred	29,659	8,798	38,457

Total	¥62,544	¥41,011	¥103,555

Year ended March 31, 2004:
Current	¥27,166	¥17,850	¥45,016
Deferred	1,884	141	2,025

Total	¥29,050	¥17,991	¥47,041

Year ended March 31, 2003:
Current	¥20,617	¥18,570	¥39,187
Deferred	(6,447)	6,058	(389)

Total	¥14,170	¥24,628	¥38,798

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

22.	COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT
The Company discovered during the year ended March 31, 2005 that false data of a performance test were produced and submitted to authorities for diesel particulate filters (“DPF”s) manufactured by PUREarth Incorporated, a wholly owned subsidiary of the Company, and sold by the Company. The DPFs were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. The Company sold approximately 21,500 units of the product.
      The Company is carrying out a three-part user response plan that involves: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing the Company’s DPFs upon their redemption following the scrapping or resale of vehicles, and (3) support program for the purchase of alternative vehicles. In addition, the Company is also proceeding with full compensation of relevant subsidies.
      The Company recorded ¥36,000 million as compensation and other charges related to DPF incident in the Statements of Consolidated Income for the year ended March 31, 2005, consisting of a user response charge of approximately ¥28,000 million and subsidy compensation of approximately ¥8,000 million. The user response charge was estimated based on expected costs of each user response plan reflecting requests from users of the Company’s DPFs. The subsidy compensation was recorded based on the amounts claimed by subsidy providers.
      The outstanding balance of ¥27,851 million at March 31, 2005, which was net of compensation and other charges related to DPF incident of ¥36,000 million and the Company’s payments of ¥8,149 million for subsidy compensation and other related expenses during the year ended March 31, 2005, was recorded in other current liabilities in the Consolidated Balance Sheets.

23.	COMMITMENTS AND CONTINGENT LIABILITIES

I.	LONG-TERM PURCHASE CONTRACTS AND FINANCING COMMITMENTS
The companies customarily enter into long-term purchase contracts for certain items, principally chemical materials, oil products, ocean transport vessels, metals, and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies are also parties to the contracts or by separate agreements are committed to purchase the items from the companies; such customers are generally large Japanese industrial companies and shipping firms. Long-term purchase contracts at fixed or basic purchase prices amounted to ¥2,393,864 million at March 31, 2005. Scheduled deliveries are at various dates through 2021.
      The companies had financing commitments totaling ¥2,728 million at March 31, 2005, principally for financing, on a deferred-payment basis, the cost of ocean transport vessels and equipment to be purchased by their customers through October 2006.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

II.	GUARANTEES
The table below summarizes the companies’ guarantees as defined in FIN No. 45 at March 31, 2005 and 2004. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

	Millions of Yen

					Maximum
	Expire		Total	Recourse	potential	Carrying
	within	Expire after	amount	provisions/	amount of future	amount of	Expire no
	1 year	1 year	outstanding	collateral	payments	liabilities	later than

March 31, 2005:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥12,251	¥72,503	¥84,754	¥22,572	¥88,549	¥1,360	2021
Guarantees for associated companies	21,918	35,650	57,568	8,857	63,712	2,108	2022
Guarantees to financial institutions for employees’ housing loans	—	15,170	15,170	—	41,388	—	2029

Total	¥34,169	¥123,323	¥157,492	¥31,429	¥193,649	¥3,468

Performance guarantees	¥14,564	¥18,595	¥33,159	¥5,779	¥33,159	¥331	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥52,420	¥1,302	¥53,722	¥41,700	¥53,722	—	2007
Minimum purchase price guarantees	—	3,222	3,222	—	3,222	—	2013
Residual value guarantees of leased assets	—	16,362	16,362	—	16,362	—	2008

Total	¥52,420	¥20,886	¥73,306	¥41,700	¥73,306	—

Derivative instruments	¥805,527	¥398,632	¥1,204,159	—	¥1,204,159	¥65,869

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen

					Maximum
	Expire		Total	Recourse	potential	Carrying
	within	Expire after	amount	provisions/	amount of future	amount of	Expire no
	1 year	1 year	outstanding	collateral	payments	liabilities	later than

March 31, 2004:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥26,745	¥93,071	¥119,816	¥31,178	¥143,654	¥884	2021
Guarantees for associated companies	17,947	44,343	62,290	9,975	72,586	5,275	2022
Guarantees to financial institutions for employees’ housing loans	—	18,524	18,524	—	41,388	—	2029

Total	¥44,692	¥155,938	¥200,630	¥41,153	¥257,628	¥6,159

Performance guarantees	¥10,688	¥26,094	¥36,782	¥5,766	¥36,787	¥408	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥41,655	¥296	¥41,951	¥36,361	¥41,951	—	2006
Minimum purchase price guarantees	—	3,171	3,171	—	3,171	—	2013
Residual value guarantees of leased assets	—	16,516	16,516	—	16,516	—	2008

Total	¥41,655	¥19,983	¥61,638	¥36,361	¥61,638	—

Derivative instruments	¥271,761	¥37,353	¥309,114	—	¥309,114	¥18,210

(1) Financial guarantees
The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing or trade payable.
      Categories of financial guarantees are as follows:
Guarantees for third parties
The companies guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      At March 31, 2005 and 2004, the following table sets forth the major parties who have received the companies’ financial guarantees. The amounts shown below were calculated by offsetting the recourse provisions and collateral against outstanding balance of the guarantee provided to each guaranteed party.

Millions of Yen

March 31, 2005:
Guaranteed party:
POWEREDCOM	¥14,276
Nippon Asahan Aluminium	10,116
Usinas Siderurgicas de Minas Gerais	7,786
Petro21 Intertrade Company	4,861
Project Finance BLRE	4,619
Siam Cement	3,432
Modec Venture 11	3,207
Qatar LNG Investment	3,193
Bontang Train G Project Finance	2,706
Leeward Navigation	2,592
Others	69,275

Total	¥126,063

March 31, 2004:
Guaranteed party:
POWEREDCOM	¥19,640
Hutchison 3G UK	10,302
Usinas Siderurgicas de Minas Gerais	9,195
Sanha Fpso	6,256
Qatar LNG Investment	6,062
Project Finance BLRE	5,372
Telefonos De Mexico	5,342
Siam Cement	4,129
Nippon Asahan Aluminium	3,862
Vinyl Chloride (Malaysia)	3,805
Others	85,512

Total	¥159,477

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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
(3) Market value guarantees
Obligation to repurchase bills of exchange
In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer failed to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. The outstanding guarantees and the maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers.
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
      The companies have written put options as a part of their various derivative transactions related to energy, non-ferrous metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.
      The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.
(5) Indemnification contracts
Indemnification issued through corporate reorganization
The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the companies have provided certain indemnities and the terms and conditions of indemnifications differ by contracts. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. At March 31, 2005 and 2004, the companies recognized liabilities of ¥147 million and ¥882 million, respectively, for estimated losses for their indemnifications where the companies’ obligations are probable and estimable.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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
      A tabular reconciliation of changes in such liabilities for the product warranties for the years ended March 31, 2005, 2004 and 2003 is as follows:

	Millions of Yen

	2005	2004	2003

Balance at beginning of year	¥1,754	¥2,130	¥2,356
Payments made in cash or in kind	(562)	(486)	(419)
Accrual for warranties issued during the year	2,075	828	956
Changes in accrual related to pre-existing warranties	(736)	(718)	(763)

Balance at end of year	¥2,531	¥1,754	¥2,130

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
      This did not affect the Company’s consolidated results of operations for the years ended March 31, 2005, 2004 and 2003, since Novus International, Inc. had previously recorded an estimated provision for the full settlement amount.

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      Other related lawsuits are still pending, but management believes that there is less than a reasonable possibility that the pending lawsuits would materially affect the consolidated results of operations of the Company.
Choline chloride litigation
The Company’s wholly owned U.S. subsidiary, Bioproducts, Inc., which had been producing and selling choline chloride, an ingredient of animal feed and pet foods, was named as a defendant in the lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws.
      Although the Company and its wholly owned U.S. subsidiary, Mitsui USA, were neither a manufacturer nor a seller of choline chloride in the U.S. market, they were also named as defendants in class action lawsuits based on the plaintiffs’ allegation that the Company and Mitsui USA were involved in the violation of the antitrust laws. During the course of legal proceedings, the Company and Mitsui USA have consistently denied any wrongdoing. However, in the trial before Federal District Court of the District of Columbia in June 2003, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws. The Company and Mitsui USA considered undertaking the legal proceedings necessary to overrule the verdict, but given the circumstances, it was determined that a settlement with the class action plaintiffs would be in the best interest of the Company and all of its stakeholders, and entered into an agreement for settlement with the class action plaintiffs by paying U.S.$53.0 million as a settlement amount. The settlement had been subject to court approval, which was obtained on April 27, 2005. This amount was recorded as other expense — net in the Statements of Consolidated Income for the year ended March 31, 2004.
      The Company, Mitsui USA and Bioproducts, Inc. were also named as defendants in other lawsuits made by the plaintiffs who opted out of that class action, but entered into an agreement for settlement with most of the plaintiffs in February 2004. Under this settlement, the Company, Mitsui USA and Bioproducts, Inc. were released from the legal proceedings by paying the opt-out plaintiffs U.S.$73.5 million as a settlement amount. This amount was paid in February 2004 and was recorded as other expense — net in the Statements of Consolidated Income for the year ended March 31, 2004.
      For other related lawsuits that are still pending, although there can be no assurance of the ultimate results, management believes that there is less than a reasonable possibility that losses in addition to amounts that have been reserved for possible litigation losses will occur, and that the amount of any such additional losses would not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
24.     VARIABLE INTEREST ENTITIES
The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery, Electronics & Information and Energy segments.
      The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described as follows (excluding VIEs of which the companies also hold a majority voting interest):
      As lessees in operating lease contracts concluded with lessors that have been established for those lease contracts in Europe and Latin America, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessors of the leased vessels are VIEs and the companies have consolidated the lessors as the primary beneficiary. Total assets of the lessors as of March 31, 2005 and 2004 were ¥20,240 million and ¥19,878 million, respectively.
      A portion of the leased assets, which are consolidated, is collateral for the VIE’s obligations. The carrying amounts of those assets as of March 31, 2005 and 2004 were ¥6,984 million and ¥7,542 million, respectively, and were classified as property leased to others — at cost, less accumulated depreciation in the Consolidated Balance Sheets.
      The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees.
      In addition, the VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:
      The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and liquefied natural gas (“LNG”) producing plants and equipment or to finance subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America and Middle East in the form of leases and loans. Total assets of the VIEs as of March 31, 2005 and 2004 were ¥1,117,752 million and ¥839,521 million, respectively, and the maximum exposure to loss as a result of the companies’ involvement with the VIEs as of March 31, 2005 and 2004 were ¥83,464 million and ¥47,434 million, respectively.
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

25.	EXIT OR DISPOSAL ACTIVITIES
The Company focuses on the maximization of its consolidated corporate value. To achieve this objective, the Company is trying to strengthen its consolidated capabilities through optimal group management. The Company actively restructures its businesses to make them more efficient by regularly reassessing the business environment and operational objectives of each of its businesses.
      In addition to these restructurings, the companies have disposed of certain long-lived assets based on reviews of whether the companies should keep holding those assets from the standpoint of profitability. For the year ended March 31, 2005, the companies recorded total exit or disposal costs of ¥4,161 million, which are defined by SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
The costs consisted of a contract termination cost of ¥1,950 million, losses on disposal and impairment of long-lived assets of ¥1,680 million, and other associated costs of ¥531 million. These exit or disposal costs were recorded principally in the Consumer Products & Services Segment of ¥1,950 million, the Energy Segment of ¥609 million, the Europe Segment of ¥531 million and the Americas Segment of ¥462 million for the year ended March 31, 2005. For the year ended March 31, 2004, the companies recorded total exit or disposal costs defined by SFAS No. 146 of ¥18,432 million, which consisted of losses on disposal and impairment of long-lived assets of ¥10,458 million, contract termination costs of ¥4,537 million, and other associated costs of ¥3,437 million. These exit or disposal costs were recorded principally in the Machinery, Electronics & Information Segment of ¥9,461 million, the Energy Segment of ¥3,742 million, the Chemical and Americas segments of ¥3,054 million for the year ended March 31, 2004. During the year ended March 31, 2003, the exit or disposal activities were immaterial, except for the exit activities completed by petrochemicals subsidiaries in North America which are disclosed in Note 4, “DISCONTINUED OPERATIONS.”
      Each exit or disposal activity defined by SFAS No. 146 commenced and was substantially completed within the same year. The ending balances of liabilities for the exit or disposal costs were immaterial at March 31, 2005 and 2004.
      The primary exit or disposal activity for the year ended March 31, 2005 was as follows:
      The Company had compensated losses on defects arising from the ceramic building materials and fiberboard business in the Consumer Products & Services Segment, which were sold in October 2001, pursuant to the indemnification agreement between the Company and the buyer of the businesses as of 2001. During the year ended March 31, 2005, the Company terminated the agreement as a result of the negotiation with the buyer. In connection with this termination of the agreement, the Company recorded an associated cost of ¥1,950 million in other expense — net in the Statements of Consolidated Income for the year ended March 31, 2005 and reversed the remaining liability previously recorded under the indemnification.
      The primary exit or disposal activities for the year ended March 31, 2004 were as follows:
      NBI Co., Ltd. (former Toyo Valve Co., Ltd.), a subsidiary reported in the Machinery, Electronics & Information Segment, has been engaged in the manufacture and sale of valves and system equipment. On March 31, 2004, it sold its valve business to KITZ Material Corporation, a subsidiary of KITZ Corporation which engages in the manufacture and sale of valves for construction facilities and industrial plants. The decision to sell the valve business was made as a result of the continuing oversupply of valves within the valve industry in Japan due to deterioration in capital investment. As a result of this disposal activity, the companies recorded ¥157 million in loss on disposal or sales of property and equipment — net, ¥4,127 million in impairment loss of long-lived assets, and other associated costs of ¥1,747 million in other expense — net in the Statements of Consolidated Income for the year ended March 31, 2004.
      Mitsui Bussan Machinery Co., Ltd., a subsidiary reported in the Machinery, Electronics & Information Segment, has been engaged in the sale and leasing of machine tools and construction and industrial machinery. Because of its unprofitable performance in the shrinking Japanese construction and industrial machinery markets, the Company has decided to exit from the construction and industrial machinery businesses, as they have been evaluated as businesses with low historical profitability and future growth potential compared to the machine tools business. As a result of this exit decision, the companies recorded ¥150 million in impairment loss of long-lived assets, lease termination and asset disposal costs of

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
¥1,957 million in other expense — net, and other associated costs of ¥216 million in selling, general and administrative in the Statements of Consolidated Income for the year ended March 31, 2004.
      Mitsui Oil & Gas Co., Ltd. and Kokusai Oil & Chemical Co., Ltd., subsidiaries reported in the Energy Segment, are engaged in the import and domestic sale of petroleum products. In order to maintain their competitiveness in gasoline station operations, they have relocated stations, introduced self-service stations, and established multifunctional value-added stations, such as stations with convenience stores. These subsidiaries have also disposed of and/or combined previously existing stations and streamlined their distribution processes. In connection with such restructuring and streamlining efforts, the subsidiaries disposed of certain unprofitable gasoline stations, which resulted in recording ¥1,742 million in loss on disposal or sales of property and equipment — net and other associated costs of ¥2,000 million in other expense — net in the Statements of Consolidated Income for the year ended March 31, 2004.
      Global Octanes Corporation, a subsidiary partially reported in both the Chemical and Americas segments, Global Octanes Investment Inc., a subsidiary reported in the Chemical Segment, and Global Octanes Holding Inc., a subsidiary reported in the Americas Segment had managed Global Octanes Texas Limited Partnership, which had been engaged in manufacture and sale of MTBE, as its partners. These subsidiaries, however, disposed of the operations, since the future demand for MTBE in the United States was expected to decline. As a result of these disposal activities, the companies recorded impairment loss of long-lived assets and other assets of ¥3,054 million (before income tax) in loss from discontinued operations — net (after income tax effect) in the Statements of Consolidated Income for the year ended March 31, 2004. Refer to Note 4, “DISCONTINUED OPERATIONS,” for further discussion on discontinued operations.

26.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.
      In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future, forward, option and swap contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments and forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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
      The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the years ended March 31, 2005, 2004 and 2003.
      The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the years ended March 31, 2005, 2004 and 2003.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the years ended March 31, 2005, 2004 and 2003.
      The estimated net amount of the existing gains or losses in accumulated other comprehensive income at March 31, 2005 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥217 million.
      The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 26 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.
Hedges of the net investment in a foreign operation
The foreign currency transaction gain or loss on the non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within other comprehensive income to the extent it is effective as a hedge. The net amount of gains or losses included in the foreign currency translation adjustments was immaterial for the years ended March 31, 2005 and 2004.
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

27.	FINANCIAL INSTRUMENTS
FAIR VALUE OF FINANCIAL INSTRUMENTS
In accordance with the requirements of SFAS No. 107, the companies have provided the following fair value estimates and information about valuation methodologies.
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
      The estimated fair values of certain financial instruments and derivative financial instruments at March 31, 2005 and 2004 were as follows:

	Millions of Yen

	2005		2004

	Carrying		Carrying
	amount	Fair value	amount	Fair value

Financial Assets (other than Derivative Financial Instruments):
Current financial assets other than marketable securities	¥3,510,747	¥3,510,747	¥3,108,795	¥3,108,795
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	625,017	626,252	477,991	485,434
Financial Liabilities (other than Derivative Financial Instruments):
Current financial liabilities	(2,730,348)	(2,730,348)	(2,381,894)	(2,381,894)
Long-term debt (including current maturities)	(3,140,057)	(3,146,342)	(2,826,102)	(2,877,995)
Derivative Financial Instruments (Assets):
Interest rate swap agreements	54,398	54,398	28,378	28,378
Currency swap agreements	10,375	10,375	24,714	24,714
Foreign exchange forward contracts	19,941	19,941	20,540	20,540
Derivative Financial Instruments (Liabilities):
Interest rate swap agreements	(7,043)	(7,043)	(3,825)	(3,825)
Currency swap agreements	(5,113)	(5,113)	(8,227)	(8,227)
Foreign exchange forward contracts	(14,084)	(14,084)	(8,878)	(8,878)
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

Notes to Consolidated Financial Statements — (Continued)
Mitsui & Co., Ltd. and subsidiaries
28.     SUPPLEMENTAL CASH FLOW INFORMATION
Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen

	2005	2004	2003

Cash paid during the year for:
Interest	¥45,226	¥58,235	¥55,211
Income taxes (Note 21)	56,927	35,676	31,002
Non-cash investing and financing activities:
Exchange of shares in connection with a business combination of investees (EITF No. 91-5) (Note 5):
Fair market value of shares received	4,810	—	7,110
Cost of shares surrendered	2,029	—	2,635
Acquisitions of subsidiaries (Note 3):
Fair value of assets acquired	32,857	77,702	20,683
Fair value of liabilities assumed	15,021	71,302	8,336
Acquisition costs of subsidiaries	17,836	6,400	12,347
Non-cash acquisition cost	8,982	—	—
Cash acquired	3,621	10,259	1,139
Acquisitions of subsidiaries, net of cash acquired	5,233	(3,859)	11,208
Consolidation of VIEs related to the implementation of FIN No. 46R (Note 24):
Total assets recorded	—	20,439	—
Total liabilities recorded	—	20,439	—
Contribution of securities to an employee retirement benefit trust (Notes 5 and 14)	—	—	27,343
29.     SUBSEQUENT EVENT
On June 24, 2005, the shareholders approved the payment of a cash dividend to shareholders of record on March 31, 2005 of ¥10 per share or a total of ¥15,824 million at the Company’s ordinary general meeting of shareholders.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)
In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, “Disclosures about Oil and Gas Producing Activities,” this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs; and results of operations. Tables 4 and 5 present information on the companies’ estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as “Associated Companies,” for which the companies’ share of the investees’ information on oil and gas producing activities is presented in the following tables. The “Consolidated Companies” column includes activities in “Oceania” (Australia and New Zealand) and “Middle East” (Qatar and Oman). The “Associated Companies” column includes activities in “Oceania” (Australia) and “Others” (Sakhalin/ Russia and Thailand). The “Oceania” of “Associated Companies” column of the following tables includes information on liquefied natural gas (“LNG”) producing activities as an integral part of natural gas producing activities.

TABLE 1.	COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT*1,*2,*3

	Millions of Yen

			Associated
	Consolidated Companies		Companies

	Oceania	Middle East	Oceania	Others	Worldwide

Year Ended March 31, 2005:
Acquisition of Proved Properties	¥20,944	—	—	¥323	¥21,267
Acquisition of Unproved Properties	26,403	—	—	—	26,403
Exploration	2,365	¥93	¥30	535	3,023
Development	15,909	6,466	5,432	91,464	119,271

Total Costs Incurred	¥65,621	¥6,559	¥5,462	¥92,322	¥169,964

Year Ended March 31, 2004:
Acquisition of Proved Properties	—	—	—	¥1,015	¥1,015
Acquisition of Unproved Properties	¥1,553	—	—	—	1,553
Exploration	1,102	¥467	¥599	209	2,377
Development	2,443	7,816	9,973	51,187	71,419

Total Costs Incurred	¥5,098	¥8,283	¥10,572	¥52,411	¥76,364

Year Ended March 31, 2003:
Acquisition of Proved Properties	¥1,444	¥15,986	—	¥44	¥17,474
Acquisition of Unproved Properties	—	—	—	441	441
Exploration	637	586	¥136	1,360	2,719
Development	998	4,809	5,636	16,957	28,400

Total Costs Incurred	¥3,079	¥21,381	¥5,772	¥18,802	¥49,034

*1	Includes costs incurred whether capitalized or expensed.

*2	Excludes the cumulative-effect adjustment of ¥5,821 million for the initial application of SFAS No. 143, “Accounting for Asset Retirement Obligations,” from the costs incurred for the year ended March 31, 2004.

*3	Includes capitalized asset retirement costs incurred in accordance with SFAS No. 143 for the years ended March 31, 2005 and 2004.

TABLE 2.	CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Millions of Yen

	Consolidated Companies		Associated Companies

	Oceania	Middle East	Oceania	Others	Worldwide

Year Ended March 31, 2005:
Proved Properties*	¥60,775	¥26,191	¥126,618	¥277,034	¥490,618
Unproved Properties	26,346	—	—	4,818	31,164

Gross Capitalized Properties	87,121	26,191	126,618	281,852	521,782
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,261	5,710	69,435	85,830	175,236

Net Capitalized Costs	¥72,860	¥20,481	¥57,183	¥196,022	¥346,546

Year Ended March 31, 2004:
Proved Properties*	¥21,989	¥23,674	¥118,332	¥185,443	¥349,438
Unproved Properties	1,977	—	—	4,928	6,905

Gross Capitalized Properties	23,966	23,674	118,332	190,371	356,343
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,191	3,193	63,119	77,686	158,189

Net Capitalized Costs	¥9,775	¥20,481	¥55,213	¥112,685	¥198,154

Year Ended March 31, 2003:
Proved Properties	¥16,652	¥21,194	¥81,810	¥95,413	¥215,069
Unproved Properties	—	—	365	33,059	33,424

Gross Capitalized Properties	16,652	21,194	82,175	128,472	248,493
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	11,596	3,157	43,554	58,549	116,856

Net Capitalized Costs	¥5,056	¥18,037	¥38,621	¥69,923	¥131,637

*	Includes capitalized asset retirement costs in accordance with SFAS No. 143.

TABLE 3.	RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES*
The companies’ results of operations from oil and gas producing activities are shown in the following table. In accordance with SFAS No. 69, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

	Millions of Yen

			Associated
	Consolidated Companies		Companies

	Oceania	Middle East	Oceania	Others	Worldwide

Year Ended March 31, 2005:
Sales to Unaffiliated Enterprises	—	¥2,686	¥29,805	¥30,631	¥63,122
Transfers to Affiliated Enterprises	¥4,028	14,330	7,791	—	26,149

Total Revenues	4,028	17,016	37,596	30,631	89,271
Production Cost	2,369	2,393	11,123	6,687	22,572
Exploration Expenses	2,365	93	126	535	3,119
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	436	3,252	3,669	5,562	12,919
Income Tax Expense	5	5,240	6,247	9,045	20,537

Results of Operations for Oil and Gas Producing Activities	¥(1,147)	¥6,038	¥16,431	¥8,802	¥30,124

Year Ended March 31, 2004:
Sales to Unaffiliated Enterprises	—	¥1,385	¥30,254	¥21,564	¥53,203
Transfers to Affiliated Enterprises	¥4,240	11,086	6,603	—	21,929

Total Revenues	4,240	12,471	36,857	21,564	75,132
Production Cost	2,345	2,320	13,426	5,997	24,088
Exploration Expenses	900	467	242	209	1,818
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	597	2,365	5,230	6,281	14,473
Income Tax Expense	342	4,331	5,203	5,573	15,449

Results of Operations for Oil and Gas Producing Activities	¥56	¥2,988	¥12,756	¥3,504	¥19,304

Year Ended March 31, 2003:
Sales to Unaffiliated Enterprises	¥43	¥8,790	¥28,789	¥19,856	¥57,478
Transfers to Affiliated Enterprises	4,916	3,123	7,351	—	15,390

Total Revenues	4,959	11,913	36,140	19,856	72,868
Production Cost	2,156	2,460	13,402	5,867	23,885
Exploration Expenses	637	295	489	1,360	2,781
Depreciation, Depletion, Amortization and Valuation Allowances	530	2,272	4,984	4,503	12,289
Income Tax Expense	521	3,168	7,320	4,239	15,248

Results of Operations for Oil and Gas Producing Activities	¥1,115	¥3,718	¥9,945	¥3,887	¥18,665

*	Excludes the cumulative-effect adjustment of ¥2,214 million for the initial application of SFAS No. 143 from the results of operations for the year ended March 31, 2004.

TABLE 4.	PROVED RESERVE QUANTITY INFORMATION
The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2005, 2004 and 2003. The definitions used herein are in accordance with SFAS No. 25, “Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies.”

Proved Developed and Undeveloped Reserves:

	Millions of Barrels					Billions of Cubic Feet

	Crude Oil, Condensate and Natural Gas Liquids*1					Natural Gas*1*3

	Consolidated		Associated			Consolidated		Associated
	Companies		Companies			Companies		Companies

	Oceania	Middle East	Oceania	Others	Worldwide	Oceania	Middle East	Oceania	Others	Worldwide

Reserves at April 1, 2002	11	9	39	59	118	—	—	1,155	219	1,374
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	—	7	16	23	—	—	59	(3)	56
Extensions and Discoveries	—	—	—	—	—	—	—	—	—	—
Purchases	3	22	—	—	25	27	—	—	29	56
Sales	—	—	—	—	—	—	—	—	—	—
Production	(2)	(3)	(6)	(4)	(15)	—	—	(41)	(24)	(65)

Reserves at March 31, 2003	12	28	40	71	151	27	—	1,173	221	1,421
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	(3)	5	7	9	—	—	(282)	2	(280)
Extensions and Discoveries	—	—	—	52	52	—	84	—	729	813
Purchases	—	—	—	2	2	—	—	—	42	42
Sales	—	—	—	—	—	—	—	—	—	—
Production	(2)	(2)	(6)	(5)	(15)	—	—	(45)	(29)	(74)

Reserves at March 31, 2004	10	23	39	127	199	27	84	846	965	1,922
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	3	(6)	(32)	(35)	—	—	(26)	4	(22)
Extensions and Discoveries	2	1	—	—	3	42	—	—	437	479
Purchases	39	—	—	2	41	—	—	—	21	21
Sales	—	—	—	—	—	—	—	—	—	—
Production	(1)	(3)	(5)	(5)	(14)	—	(9)	(49)	(34)	(92)

Reserves at March 31, 2005	50	24	28	92	194	69	75	771	1,393	2,308
Proved Developed Reserves*2:
Reserves at April 1, 2002	11	9	17	18	55	—	—	370	66	436
Reserves at March 31, 2003	9	28	17	18	72	—	—	364	58	422
Reserves at March 31, 2004	7	23	14	19	63	—	84	330	69	483

Reserves at March 31, 2005	6	24	14	18	62	—	75	356	82	513

*1	1 barrel of crude oil = 5,800 cubic feet of natural gas

*2	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is about 25% as of March 31, 2005 and relatively low. The expected costs to develop these undeveloped reserves are estimated to be ¥313,911 million in total as of March 31, 2005, which is included in “Future Development Cost” in Table 5. The major undeveloped reserves are attributable to an associated company in Russia and an associated company in Australia. It is expected to commence the production of crude oil in 2006 and LNG in 2007, for the associated company in Russia. In relation to the associated company in Australia, the production of crude oil and LNG has already commenced at the existing facilities. The drilling of additional development wells will be performed over the project life according to the drilling program of the project.

*3	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.

TABLE 5.	STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES
The standardized measure of discounted future cash flows, related to preceding proved oil and gas reserves, is calculated in accordance with SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices to year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. Discounted future net cash flows are calculated using a discount factor of 10 percent. The information provided does not represent management’s estimate of the companies’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies’ future cash flows or value of their oil and gas reserves.

1)	Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen

	Consolidated Companies		Associated Companies

	Oceania	Middle East	Oceania	Others	Worldwide

At March 31, 2005:
Future Cash Inflows from Production	¥206,903	¥180,308	¥392,005	¥1,021,275	¥1,800,491
Future Production Cost	(39,241)	(20,760)	(161,141)	(240,064)	(461,206)
Future Development Cost	(42,915)	(9,467)	(98,020)	(267,650)	(418,052)
Future Income Taxes	(37,675)	(80,860)	(62,292)	(141,239)	(322,066)

Undiscounted Future Net Cash Flows	87,072	69,221	70,552	372,322	599,167
10% Annual Discount for Timing of Estimated Cash Flows	(35,103)	(27,902)	(28,197)	(275,684)	(366,886)

Standardized Measure of Discounted Future Net Cash Flows	¥51,969	¥41,319	¥42,355	¥96,638	¥232,281

At March 31, 2004:
Future Cash Inflows from Production	¥36,333	¥138,382	¥382,405	¥656,697	¥1,213,817
Future Production Cost	(20,177)	(20,641)	(226,059)	(145,972)	(412,849)
Future Development Cost	(5,140)	(9,067)	(4,850)	(228,608)	(247,665)
Future Income Taxes	(2,085)	(58,820)	(51,950)	(98,338)	(211,193)

Undiscounted Future Net Cash Flows	8,931	49,854	99,546	183,779	342,110
10% Annual Discount for Timing of Estimated Cash Flows	(1,539)	(21,446)	(39,289)	(211,595)	(273,869)

Standardized Measure of Discounted Future Net Cash Flows	¥7,392	¥28,408	¥60,257	¥(27,816)	¥68,241

	Millions of Yen

	Consolidated Companies		Associated Companies

	Oceania	Middle East	Oceania	Others	Worldwide

At March 31, 2003:
Future Cash Inflows from Production	¥51,459	¥124,006	¥795,677	¥307,554	¥1,278,696
Future Production Cost	(21,526)	(21,462)	(348,748)	(76,675)	(468,411)
Future Development Cost	(6,246)	(10,206)	(15,476)	(41,685)	(73,613)
Future Income Taxes	(7,773)	(50,141)	(119,352)	(60,375)	(237,641)

Undiscounted Future Net Cash Flows	15,914	42,197	312,101	128,819	499,031
10% Annual Discount for Timing of Estimated Cash Flows	(5,774)	(18,320)	(191,033)	(67,421)	(282,548)

Standardized Measure of Discounted Future Net Cash Flows	¥10,140	¥23,877	¥121,068	¥61,398	¥216,483

2)	Details of Changes for the Year

	Millions of Yen

	Consolidated Companies			Associated Companies			Worldwide

	2005	2004	2003	2005	2004	2003	2005	2004	2003

Present Value at April 1	¥35,800	¥34,017	¥8,951	¥32,441	¥182,466	¥125,565	¥68,241	¥216,483	¥134,516

Sales/ Transfers of Oil and
Gas Produced, Net of Production Costs	(16,282)	(12,046)	(12,256)	(50,417)	(38,998)	(36,727)	(66,699)	(51,044)	(48,983)
Development Costs Incurred	22,375	10,259	5,807	96,896	61,160	22,593	119,271	71,419	28,400
Purchases of Reserves in Place	23,150	—	24,635	1,578	1,894	—	24,728	1,894	24,635
Extensions and Discoveries	11,117	16,746	—	124,122	119,609	—	135,239	136,355	—
Net Changes in Prices, Development and Production Cost	23,033	(2,475)	7,156	(37,454)	(253,034)	(4,650)	(14,421)	(255,509)	2,506
Revisions of Previous Quantity*1	—	(2,837)	—	(33,933)	(37,158)	64,001	(33,933)	(39,995)	64,001
Accretion of Discount	3,580	3,402	895	3,244	18,247	12,557	6,824	21,649	13,452
Net Changes in Income Taxes	(11,387)	(137)	(1,127)	1,839	29,126	(6,076)	(9,548)	28,989	(7,203)
Others*2	1,902	(11,129)	(44)	677	(50,871)	5,203	2,579	(62,000)	5,159

Net Changes for the Year	57,488	1,783	25,066	106,552	(150,025)	56,901	164,040	(148,242)	81,967

Present Value at March 31	¥93,288	¥35,800	¥34,017	¥138,993	¥32,441	¥182,466	¥232,281	¥68,241	¥216,483

*1	Includes amounts resulting from changes in the timing of production.

*2	Main portion of “Others” is foreign currency translation adjustments.

SIGNATURE
      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.

(Registrant)
Date: September 26, 2005	by
/s/ Kazuya Imai

Kazuya Imai Senior Executive Managing Officer and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit
Number		Document

1.1		The Articles of Incorporation of Mitsui & Co., Ltd., as of June 24, 2005 (English-language translation).
1	.2*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 24, 2004 (English-language translation).
1	.3*	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on April 1, 2004 (English-language translation).
1.4		The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on September 8, 2004 (English-language translation).
2	.1**	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.
8.1		List of Subsidiaries of Mitsui & Co., Ltd.
11.1		Code of Ethics for Senior Financial Officers and Professionals.
11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.
12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).
12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).
13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 30, 2004.

**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.
      We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.