Form 20-F/A
period 2005-03-31
MITSUI & CO LTD
filed 2006-05-31
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☒  Yes    ☐  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐        Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

Explanatory Note

The registrant hereby amends its annual report on Form 20-F for the year ended March 31, 2005, which was filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2005 (the “original filing date”). The purpose of this amendment is to reflect the revision of the disclosures concerning (1) the registrant’s iron ore and coal production tonnages and (2) its iron ore and coal reserve tonnages, which are set forth under “D. Property, Plants and Equipment” of “Item 4. Information on the Company”, in response to comments raised by the SEC. Except for the amended disclosures set forth herein, this Amendment No. 1 to the annual report on Form 20-F continues to describe conditions as of the original filing date, and the registrant has not modified or updated the disclosures contained in the original annual report to reflect events, results or developments that occurred after the original filing date. Among other things, forward-looking statements contained in the original annual report on Form 20-F have not been revised to reflect events, results or developments that occurred or facts that became known to the registrant after the original filing date, and such forward-looking statements should be read in their historical context.

Certain References and Information

As used in this report, “Mitsui” is used to refer to Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha), “we”, “us”, and “our” are used to indicate Mitsui & Co., Ltd. and subsidiaries, unless otherwise indicated.

2

PART I

Item 4. Information on the Company

D. Property, Plants and Equipment

Mining Activities

Production Tonnage

IRON ORE

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tonnes
			Year Ended March 31,
			2005		2004		2003
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica			31,024	10,238	30,240	9,979	31,155	10,281
West Angelas			19,560	6,455	14,181	4,680	7,342	2,423
Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			34,991	2,449	36,333	2,543	30,348	2,124
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			40,898	2,863	40,548	2,838	35,410	2,479
Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area (Yarrie) (Nimingarra)			5,292	370	7,006	490	8,101	567
Area C			16,753	1,173	3,736	262	—	—
Sesa Goa Limited	Sesa Goa Limited	India
Codli, Sonshi		Goa	2,983	1,521	2,941	1,500	2,402	1,225
Chitradurga, Hospet		Karnataka	2,063	1,052	1,556	794	1,255	640

		TOTAL	153,564	26,121	136,541	23,086	116,013	19,739

COAL

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tonnes
			Year Ended March 31,
			2005		2004		2003
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.	Mitsui Iron Ore Development Pty. Ltd.	Queensland, Australia
Riverside			3,323	665	2,641	528	3,402	680
South Walker Creek			3,658	732	3,927	785	3,341	668
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5,312	531	6,203	620	5,385	539
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	3,282	656	3,322	664	4,091	818
Moura Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	7,023	3,441	5,964	2,922	5,845	2,786
German Creek Joint Venture (1)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	5,782	1,735	5,422	1,627	2,905	872

		TOTAL	28,380	7,760	27,479	7,146	24,969	6,363

(1)	Reflects production tonnage from our participation since July 2002.

Reserve Tonnage

IRON ORE

Reserves of iron ore classified according to operator are presented in the tables below. As used below, “marketable reserve” refers to tonnage after accounting for extraction and beneficiation losses, and “recoverable reserve” refers to tonnage after accounting for extraction losses.

Operator: Rio Tinto Ltd.(1) (2)

Reserves as disclosed by Rio Tinto Ltd. consist of proved and probable marketable reserves.

			In Millions of Tonnes
			Year Ended December 31,
			2004		2003		2002
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Marketable Reserve	Mitsui’s Share	Total Marketable Reserve	Mitsui’s Share	Total Marketable Reserve	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica			172	57	200	66	230	76
West Angelas			418	138	440	145	455	150

(1)	Iron ore reserves are shown as recoverable reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are not available.
(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2004, 2003 and 2002.

Operator: BHP Billiton Ltd. (1) (2)(3)(4)

Reserve amounts of Mt. Newman, Yandi and Mt. Goldsworthy consist of proved and probable recoverable reserves.

			In Millions of Tonnes
			Year Ended June 30,
			2004		2003		2002
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total recoverable Reserve(2)	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share
Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			955	67	1,026	72	1,193	84
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			901	63	641	45	687	48
Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area (Yarrie) (Nimingarra)			13	1	21	2	28	2
Area C			499	35	204	14	209	15

(1)	Reserves listed for each joint venture include a combination of High Grade (direct crusher feed) and Low Grade (usually requiring beneficiation).
(2)	Mining dilution and mining recovery (in general around 95 per cent) has been taken into account in the estimation of reserves.
(3)	Metallurgical recovery is 100% except for the low-grade portion of the Whaleback deposit (181 million tonnes) where the beneficiation plant recovery is 59%.
(4)	Reserves provided in the table above indicate reserves as of the end of June 2004, 2003 and 2002.

Operator: Sesa Goa Ltd. (1) (2)

Reserve amounts of Sesa Goa consist of proved and probable recoverable reserves.

			In Millions of Tonnes
			Year Ended March 31,
			2005		2004		2003
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share
Sesa Goa Limited	Sesa Goa Limited	India

Codli, Sonshi		Goa	55	28	55	28	53	27
Chitradurga, Hospet		Karnataka	30	15	20	10	20	10

(1)	Iron ore reserves are shown as recoverable reserves before accounting for all mining and processing losses. For the year ended March 31, 2005, average rates of mill recovery for marketable products for Codli and Sonshi; and for Chitradurga and Hospet were 69% and 75%, respectively.
(2)	Reserves of Sesa Goa Ltd. indicate reserves as of the end of March 2005, 2004 and 2003.

COAL

In the table below, coal reserves are shown as marketable reserves, which are tonnage after accounting for extraction and processing and preparation losses.

				In Millions of Tonnes
				Year Ended March 31,
				2005		2004		2003
Joint Venture or Investee and Name of Mines	Operator	Mitsui’s Subsidiary or Associated Company	Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd. (1)	BHP Billiton Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside				3	1	5	1	7	1
South Walker Creek				92	18	96	19	60	12
Bengalla Joint Venture(2)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	161	16	166	17	185	19
Kestrel Joint Venture(2)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	120	24	123	25	127	25
Moura Joint Venture(2)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	208	102	132	65	97	48
German Creek Joint Venture (2)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	78	23	90	27	111	33

			TOTAL	662	184	612	154	587	138

(1)	Reserves of BHP Mitsui Coal Pty. Ltd. indicates reserves as of the end of June 2004, 2003 and 2002, respectively. 2005 reserves means reserves as of the end of June 2004.
(2)	Reserves of Bengalla Joint Venture, Kestrel Joint Venture, Moura Joint Venture and German Creek Joint Venture indicate reserves as of the end of December 2004, 2003 and 2002, respectively. 2005 reserves mean reserves as of the end of December 2004.

We own 15% profit share of Valepar S.A., which owns 34% of profit share of the common stock and preferred stock of Companhia Vale do Rio Doce (“CVRD”). Accordingly, CVRD’s 5.1% (34% X 15%) of its production and reserve amounts are indirectly attributable to us. The following table provides iron ore production and reserve amounts of CVRD and Mitsui’s share of the production and reserve amounts of CVRD.

Production Tonnage (for the year ended December 31)

Millions of Tonnes
2004		2003		2002
Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
211.3	10.8	188.3	9.6	168.7	8.6

Proven and Probable Reserves (as of December 31)

Millions of Tonnes
2004		2003		2002
Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
6,869.1	350.3	4,926.20	251.6	4,458.60	227.7

PART II

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

In connection with the original filing of our annual report on Form 20-F for the year ended March 31, 2005, our management, with the participation of its principal executive and principal financial officers, performed an evaluation of the effectiveness of disclosure controls and procedures (as defined by Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of the end of the period covered by the annual report. Based upon that evaluation, our principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of the end of the period covered by the annual report. In connection with the filing of this amendment to the annual report, our management, with the participation of its principal executive and principal financial officers, performed a reevaluation of the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report. Based upon that reevaluation, which included examination of the process for gathering and summarizing the information relating to our mining activities, our principal executive and principal financial officers have concluded that the disclosure controls and procedures were effective as of the end of the period covered by the annual report.

There was no change in our internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In November 2004, Mitsui has completed the implementation of a new enterprise resource planning system based on SAP R/3, which records contracts, controls delivery of goods, manages settlement and runs financial reporting applications.

6

Item 19. Exhibits.

Exhibits

Exhibit Number		Document

1.1	†	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 24, 2005 (English-language translation).

1.2	*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 24, 2004 (English-language translation).

1.3	*	The Rules of the Board of Directors of Mitsui & Co., as amended on April 1, 2004 (English-language translation).

1.4	†	The Rules of the Board of Corporate Auditors of Mitsui & Co., as amended on September 8, 2004 (English-language translation).

2.1	**	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

8.1	†	List of Subsidiaries of Mitsui & Co., Ltd.

11.1	†	Code of Ethics for Senior Financial Officers and Professionals.

11.2	†	Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1	†	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 30, 2004.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.
†	Previously filed with the Securities and Exchange Commission on September 26, 2005.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.

7

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.
(Registrant)

Date: May 31, 2006	by

/s/ Kazuya Imai
Kazuya Imai
Senior Executive Managing Officer and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Document

1.1†	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 24, 2005 (English-language translation).

1.2*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 24, 2004 (English-language translation)

1.3*	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on April 1, 2004 (English-language translation).

1.4†	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on September 8, 2004 (English-language translation).

2.1**	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

8.1†	List of Subsidiaries of Mitsui & Co., Ltd.

11.1†	Code of Ethics for Senior Financial Officers and Professionals.

11.2†	Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1	Certification of the principal executive officer of Mitsui & Co., Ltd., required by Rule 13a-14(a).

12.2	Certification of the principal financial officer of Mitsui & Co., Ltd., required by Rule 13a-14(a).

13.1†	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 for Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 30, 2004.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.
†	Previously filed with the Securities and Exchange Commission on September 26, 2005.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.