Form 20-F
period 2006-03-31
MITSUI & CO LTD
filed 2006-09-27
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2006

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

2-1, OHTEMACHI 1-CHOME, CHIYODA-KU, TOKYO 100-0004, JAPAN

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock	Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2006, 1,722,954,068 shares of common stock were outstanding including

7,301,180 shares represented by an aggregate of 365,059 American Depositary Shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

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

The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2006, 2005 and 2004 and the selected consolidated balance sheet data as of March 31, 2006 and 2005 below are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are included elsewhere in this annual report. The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2003 and 2002 and the selected consolidated balance sheet data as of March 31, 2004, 2003 and 2002 are derived from our previously published audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this annual report. The consolidated financial statements as of March 31, 2006 and 2005 and for the years ended March 31, 2006, 2005 and 2004 have been audited by Deloitte Touche Tohmatsu, independent auditors, whose report is filed as part of this annual report.

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
	2006	2005	2004	2003	2002
Consolidated Income Statement Data:
Results of Operations:
Revenues(1)	¥4,115	¥3,495	¥2,970	¥2,778	¥2,475
Gross Profit(1)	817	709	611	566	537
Equity in Earnings of Associated Companies(1)	94	64	40	15	24
Income from Continuing Operations(1)	201	114	79	39	61
Net Income	202	121	68	31	55
Income from Continuing Operations per Share(1):
Basic	125.49	72.00	50.21	24.42	38.25
Diluted	118.13	67.86	47.42	23.09	35.89
Net Income per Share:
Basic	126.26	76.55	43.25	19.68	34.97
Diluted	118.85	72.12	40.89	18.69	32.85
Cash Dividends Declared per Share	20	9	8	8	8
Cash Dividends Declared per Share in U.S. Dollars(2)	$0.17	$0.09	$0.07	$0.07	$0.06

	In Billions of Yen, Except Amounts per Share and Common Stock Data
	As of or for the Years Ended March 31,
	2006	2005	2004	2003	2002
Consolidated Balance Sheet Data:
Financial Position at Year-End:
Total Assets	¥8,574	¥7,593	¥6,716	¥6,541	¥6,668
Total Shareholders’ Equity	1,678	1,123	963	862	915
Long-term Debt, less Current Maturities	2,911	2,905	2,541	2,500	2,619
Return on Equity	14.5%	11.6%	7.5%	3.5%	6.3%
Common Stock	296	192	192	192	192
Other Information at Year-End:
Common Stock:
Number of Shares Outstanding (in Thousands)	1,722,954	1,582,211	1,581,013	1,581,377	1,583,180
Number of Shareholders	121,503	107,034	109,722	115,267	118,700

	In Billions of Yen
	For the Years Ended March 31,
	2006	2005	2004	2003	2002
Consolidated Cash Flow Statement Data:
Cash Flows:
Net Cash Provided by Operating Activities	¥146	¥200	¥100	¥52	¥134
Net Cash Used in Investing Activities	(347)	(224)	(134)	(4)	(83)

(1)	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.
(2)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the rates in effect on the respective dividend payment dates.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

The official exchange rate on September 20, 2006 was ¥117.29 = U.S.$1.00. The following table sets forth the high and low official noon buying rates for Japanese yen of the Federal Reserve Bank of New York in each month of the previous six months.

	Yen per U.S. Dollar
	High	Low
August 2006	¥117.35	¥114.21
July 2006	117.44	113.97
June 2006	116.42	111.66
May 2006	113.46	110.07
April 2006	118.66	113.79
March 2006	119.07	115.89

The following table sets forth the average exchange rate for each of the last five fiscal years. We have calculated these average rates by using the rate on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York on the last business day of each month during the relevant fiscal year.

Year Ended March 31,	Yen per U.S. Dollar
Average Rate
2006	¥113.67
2005	107.28
2004	112.75
2003	121.10
2002	125.64

Fluctuations in the exchange rate between the yen and the U.S. dollar will affect the U.S. dollar equivalent of the yen-denominated prices of Mitsui’s shares and, as a result, will affect the market prices of Mitsui’s ADSs in the United States.

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

We provide global import and export services for our customers in various countries in a wide range of business transactions. We are also involved in financing of and investment in various business activities worldwide including, but not limited to, procuring raw materials and industrial equipment, manufacturing a wide range of commodities and providing logistics services.

Our global business activities, including our trading activities, are affected by economic conditions both globally and regionally. Among other locations, we are particularly vulnerable to downward economic trends in Japan and China. An economic downturn may cause a reduction in the flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand from our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition.

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

We are engaged in trade and, as the case may be, production of a variety of commodities in the global commodities market including metal, energy, chemical and agricultural products. Our activities in these commodities in particular, have a significant impact on our business operations. Commodity prices are highly volatile and subject to cyclical fluctuations due to factors beyond our control, including periods of excess supply due to increased industrial production, decreased demand due to weakening economic conditions, inventory cutbacks by customers, and exchange rate movements. As a result, unexpected movements in commodity prices may adversely affect our business, operating results and financial condition. For example:

•

declines in commodity prices may result in a decrease in sales of those commodities in which we act as a principal or a decrease in sales of services in which we act as an agent. For instance, the operating results of the Energy Segment, which reflect annual production from our oil and gas activities, are sensitive to the price of crude oil. A decline of U.S.$1 per barrel in the price of crude oil will adversely affect the revenues and equity in earnings of associated companies of this segment and result in a decrease in the segment’s annual net income of approximately ¥1.6 billion for the year ending March 31, 2007;

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

For further information about the impact by commodity price fluctuations on our business and results of operations for the year ended March 31, 2006 and in the future, see “Item 5.A. Operating Results.”

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

See “Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5.A. Operating Results” and “Item 5. B. Liquidity and Capital Resources.”

We are subject to significant counterparty credit risk from various companies or projects with which we do business or to which we lend.

We are exposed to significant counterparty credit risks. For example:

•	We provide vendor financing services and also act as guarantors to banks that provide financing to our customers. In addition, many of our customers purchase products and services from us on credit. At March 31, 2006, current trade receivable (less unearned interest and allowance for doubtful receivables—current) was ¥2,579.3 billion, representing 30.1% of our total assets and recognized losses for doubtful receivables—current for the year ended March 31, 2006 and balance of the allowance for doubtful receivables—current were ¥2.0 billion and ¥26.7 billion, respectively;

•	We engage in significant project financing activities as a lender or guarantor whereby we assume repayment risk; and

•	We have counterparty payment risk from various derivative transactions we enter into as part of our hedging activities.

Our management policy for credit exposure cannot eliminate entirely risks relating to the possibility of our customers experiencing financial difficulties. Moreover, we may experience difficulty in collecting payment from our counterparties if:

•	liquidity crises arise in Japan or elsewhere in the world;

•	real estate prices or stock prices in Japan or other markets decline sharply, thereby adversely affecting the liquidity of our counterparties; or

•	the number of corporate bankruptcies in Japan increases.

Changes in interest rates could have an adverse effect on our operating results.

We are exposed to risks associated with interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, particularly, our debt obligations, which primarily consist of debt raised in the capital markets and bank loans. We utilize various financial and derivative instruments which are sensitive to interest rate changes. An increase in interest rates, especially in Japan and the United States, may adversely affect our results of operations.

See “Item 5.B. Liquidity and Capital Resources—Funding Sources.”

If the value of assets for which we act as lessor, such as real property and equipment, aircraft, ocean transport vessels and rolling stock decline, we may record a significant impairment loss.

Assets for which we act as lessor, such as real property, aircraft, ocean transport vessels, rolling stock and equipment, are exposed to potential significant impairment losses due to the decline in the value of these assets. As of March 31, 2006, the value of these assets in which we act as lessor, presented on our Consolidated Balance Sheets as “Property leased to others—at cost, less accumulated depreciation,” was ¥218.6 billion. The carrying amounts of these assets in which we act as lessor are affected by certain factors which are beyond our control such as their global supply and demand, prevailing interest rates, prices of relevant products and services and regional and/or global cyclical trends. There can be no assurance that adjustments for impairment losses with respect to such assets will not be made. Any adjustments may have an adverse effect on our financial condition and results of operations.

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

Due to our significant investments in marketable equity securities of Japanese issuers, a substantial decline in the Japanese stock market, as experienced in the past, could negatively affect our investment portfolio.

A significant portion of our investment portfolio consists of marketable equity securities of Japanese issuers. At March 31, 2006, our marketable equity securities were carried at a fair value of ¥574.5 billion. Among others, Mitsui’s marketable equity securities of Japanese issuers amounted to ¥509.2 billion, representing 74.8% of the fair value of our total available-for-sale securities and 5.9% of our total assets. The Japanese equity securities market has experienced a decline in recent years. For the year ended March 31, 2006, 2005 and 2004, losses on available-for-sale securities were not significant, but for the year ended March 31, 2003 our Statements of Consolidated Income reflected valuation losses on available-for-sale securities of ¥15.6 billion, principally on the stocks of banking institutions reflecting the overall decline in stock prices in Japan. While we periodically review our equity portfolio, volatility and decline in the Japanese equity securities market could negatively impact the value of our investment portfolio and our results of operations and financial condition.

For information on our accounting policies and estimates with respect to impairment on marketable securities, see “Critical Accounting Policies and Estimates” of “Item 5.A. Operating Results.”

Some of our operations are concentrated in a limited number of regions or countries, which could harm our business and results of operations if activity levels in these regions or countries decline.

We are engaged in various types of businesses worldwide which expose us to risks associated with fluctuations in commodity prices, the supply and demand of commodities, foreign exchange rates and interest rates, in addition to risks associated with regional political and economic instabilities. Furthermore, some of our business activities may be exposed to concentration risk in particular industries located in specific regions or countries. For example:

•	In Russia and Brazil, our interests in the exploration, development and production of mineral resources and energy are increasing.

•	In Indonesia, we actively participate in infrastructure projects, including the operation of power plants, and maintain a nationwide motorcycle retail finance business.

As a result, declining levels of trading activities or asset volumes in specific sectors in certain regions or countries could have a disproportionately negative effect on our business, financial condition and results of operations.

For more information, see “Energy Segment”, “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” and “Machinery & Infrastructure Projects Segment” of “Item 4.B. Business Overview.”

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

We participate as a non-operator in many of these projects. Under these circumstances, we carefully consider the business potential and profitability of projects based on the information and data provided by third party operators, who substantially control operations of such projects, including decision-making in the course of development and production. In addition to the above-mentioned risks, third party operators’ failure in managing those projects may adversely affect our operating results and financial condition.

For more information, see “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” and “Energy Segment” of “Item 4.B. Business Overview.”

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

We may lose the opportunities for entry into new business areas because of the limitation of required human resources.

In response to the maturation of consumption in Japan and other developed countries, we have been focusing on entering new consumer oriented businesses. Additionally, we are undertaking a reorganization of our traditional businesses in industrial products and raw materials to better reflect the globalization of the economy and the rapid progress of information technology. To meet these goals, we have been investing human resources in these new business areas, focusing on employees who are most capable of carrying out business plans and managing other personnel. However, in certain business areas, we may have a shortage of required human resources which can cause a loss of opportunities to start new businesses, which in turn may adversely affect our future business, operating results and financial condition.

Restrictions under environmental laws and regulations and any accidents relating to our use of hazardous materials could negatively affect our business, results of operations and financial condition.

We are involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. In particular, our Iron & Steel Raw Materials and Non-Ferrous Metals Segment and Energy Segment may be adversely affected by present or future environmental regulations or enforcement in connection with our exploration, development and production activities. For example, we are subject to complex sets of environmental regulations in Australia, Brazil, Russia, and the Middle East. These laws and regulations may:

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

We are a shareholder of Coronet Industries Inc. (“Coronet”), a former manufacturer of animal feed supplements, with 30% share interest. Coronet has been working with the U.S. Environmental Protection Agency (“EPA”) and the State of Florida on an investigation of environmental conditions and prior operations at its facility in Florida. In addition, Coronet has been named as a defendant in two civil actions initiated by residents living near the plant. Mitsui, as well as its United States subsidiary, Mitsui & Co. (U.S.A.), Inc., have been named as defendants in one of these actions. These actions are both in their early stages.

We are subject to extensive laws and regulations in Japan and other countries throughout the world. Changes in these laws and regulations could adversely affect our results of operations.

Our business operations are subject to extensive laws and regulations in Japan and other countries throughout the world. Our operations are subject to laws and regulations governing, among other things, tariffs, business and investment approvals, import and export (including restrictions from the viewpoint of national and international-security), antitrust, consumer and commercial restrictions, currency exchange control, and environmental protection. Moreover, many of our infrastructure projects in developing countries are subject to less developed legal systems. As a result, our costs may increase due to factors such as the lack of a comprehensive set of laws and regulations, an unpredictable judicial system based on inconsistent application and interpretation of laws and regulations, and changing practices of regulatory and administrative bodies. For example, we are subject to sudden and unpredictable changes to:

•	tariffs for products and services that we provide;

•	technical specifications with respect to environmental regulations;

•	income tax and duty rates; and

•	foreign exchange controls with respect to repatriation of investments and dividends.

Furthermore, many of our oil and gas and mining operations are located in politically or economically unstable parts of the world, including Russia. Although we are involved in the exploration, development and production activities through various contractual arrangements in these regions, there is no assurance that the contracts will be upheld or extended when they expire. Moreover, there can be no assurance that the regulatory bodies of these areas will not unilaterally interfere and alter the contractual terms of our oil and gas operations involving production rates, pricing formulas, royalties, environmental protection cost, land tenure or otherwise. If these regulatory bodies unilaterally alter such contractual terms or if we are unable to comply with any new laws and regulations, our business, operating results and financial condition could be adversely affected. Furthermore, we could incur substantial additional costs to comply with any new laws and regulations.

See “Item 4.B. Business Overview—Government Regulations.”

Employee misconduct could adversely affect our results of operations and reputation.

Due to our size, as well as the operational and geographic breadth of our activities, our day-to-day operations are necessarily de-centralized. As a result, we cannot fully ensure that our employees comply with all applicable laws and regulations as well as our internal policies. For example, our employees may engage in unauthorized trading activities and exceed the allotted market risk exposure for various commodities or extend an unauthorized amount of credit to a client, which, in either case, may result in unknown losses or unmanageable risks. Moreover, our employees could engage in various unauthorized activities prohibited under the laws of Japan or other jurisdictions to which we are subject, including export regulations, anticorruption laws, antitrust laws and tax regulations. There can be no assurance that the efforts we undertake to ensure employees’ compliance with applicable laws and regulations as well as our internal policies will succeed in preventing misconduct by our employees. Depending on its nature, employees’ misconduct could have negative effects on our results of operations and reputation.

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

See “Item 10.B. Memorandum and Articles of Association—Daily Price Fluctuation Limits under Japanese Stock Exchange Rules.”

As holders of ADSs, you will have fewer rights than a direct shareholder and you will have to act through the depositary to exercise those rights.

The rights of shareholders under Japanese law to take actions, including exercising voting rights, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records and exercising appraisal rights are available only to holders recorded on our register of shareholders. Because the depositary, through its custodian agents, is the recorded holder of the shares underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. The depositary will make efforts to vote the shares underlying your ADSs as instructed by you and will pay to you the dividends and distributions collected from us. However, as ADS holders, you will not be able to bring a derivative action, examine our accounting books and records or exercise appraisal rights except through and with the consent of the depositary.

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

In the 1970s, as the world economy weathered two oil crises, we began to diversify the supply source of natural resources including development of liquefied natural gas (“LNG”) resources. During this time, the export of industrial plant from Japan, mainly to oil producing countries, drastically increased and we organized and supported projects by arranging finance and on occasion establishing markets for products.

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

At the same time, however, there was also a rapid development of information infrastructure worldwide, reflecting the deregulation of the communication sector proceeding from the 1980s in Japan and other countries, and the spread of new technology, such as the Internet, accelerated communication among market participants in real time and at reduced costs. From the late 1980s, we made investments in IT and communication businesses, including in common carriers such as Tokyo Telecommunication Network Co., Inc (currently KDDI Corporation), JSAT Corporation, a communications satellites company, and broadcasting companies, such as SKY Perfect Communications Inc.

Medium-Term Strategic and Financial Plan to March 2006

In May 2004, Mitsui announced the Medium-Term Strategic and Financial Plan for the two years to March 31, 2006. The key elements of the plan which aimed at creating a solid foundation for sustainable longer-term growth were as follows:

Continuous Review of Business Portfolio and Investment Plan

The Medium-Term Strategic and Financial Plan called for investments in the amount of ¥500 billion (including ¥100 billion in fixed assets) over the two year period to March 2006, mainly in our core areas of strength, namely mineral resources, including expansion of iron ore and coal mines in Australia, and energy, including the Sakhalin II LNG and oil development project in Russia and the Enfield oil project in Western Australia, and infrastructure project businesses, including our power producing business.

The plan also called for developing or strengthening other key areas, such as consumer products and services businesses and automotive-related businesses. Consequently, the investing activities resulted in net cash outflows of ¥347.3 billion and ¥224.0 billion for the years ended March 31, 2006 and 2005, respectively. For more information, see the discussion of “Capital Expenditures” in this item; and “Cash Flows from Investing Activities” of “Item 5.B. Liquidity and Capital Resources—Cash Flows” for the years ended March 31, 2006 and 2005.

Evolution of Business Models Leveraging Business Engineering Capabilities

Anticipating structural changes in the diversified markets, we intended to take the lead in developing new business opportunities. For example, we increased our involvement in media-related businesses and the outsourcing business in diverse areas. See “Item 4.B. Business Overview—Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment.”

We also intended to generate growth by strengthening our existing core businesses. Development and improvement of supply chain management (“SCM”) system by making use of IT and logistics expertise to meet the customers’ requirement have been crucial. See “Iron & Steel Products Segment” and “Chemical Segment” of “Item 4.B. Business Overview.” Another example was in our automotive-related businesses, where we expanded operations into growth areas such as automotive related retail finance and logistics. See “Item 4.B. Business Overview—Machinery & Infrastructure Projects Segment—Machinery Business Unit.”

Implementation of Global Strategies Focusing on Emerging Markets

In response to the development of unified regional economies in Asia, Europe and the Americas, we have been strengthening operations in growing areas such as Greater China, Central and Eastern Europe, Russia and Brazil, forming strategic alliances with leading domestic and international companies, as appropriate. In parallel with increased involvement in these regions by business units in our headquarters, Mitsui reorganized the structure of operating segments abroad. See “Asia Segment” and “Europe Segment” of “Item 4.B. Business Overview.”

Medium-Term Management Outlook Announced in May 2006

Following the completion of the period covered by the Medium-Term Strategic and Financial Plan to March, 2006, Mitsui established and announced a new Medium-term Management Outlook in May 2006, based on a company-wide consideration of the business activities that we should develop over the next three-to-five years, along with the necessary initiatives as below:

Development of Strategic Business Portfolio

We developed key policies based on dividing our business into the four areas outlined below. In working toward our vision for the next three to five years, we intend to make investments of approximately ¥800 billion over two years ending March 2008.

•	In mineral resources and energy, we intend to complete the development of large-scale projects such as Sakhalin II, and to expand existing projects such as our LNG project in Western Australia and iron ore and coal production in Australia, while investing selectively in high-quality new projects.

•	In the area of global marketing networks, particularly in steel products, chemical products and machinery, we provide and refine SCM and other sophisticated functions. We will focus on the automobile, IT and energy businesses, and focus on developing areas through collaboration among operating segments outside Japan, particularly Asia.

•	In the consumer service area, we plan to create closer collaboration by bringing together the Lifestyle, Consumer Services and Information, Electronics & Telecommunication business units, and to focus on developing businesses that have the potential to become future earnings sources.

•	In the infrastructure area, we plan to invest selectively in high-quality projects, mainly in power generation, water supply, energy and transportation.

For information, including funding and treasury policies, also see “Item 5.B. Liquidity and Capital Resources.”

Evolution of business models leveraging business engineering capabilities

We seek to leverage our strengths in marketing, finance and logistics, and actively promote joint operations between business units. Furthermore, we continue to make efforts to develop new business opportunities, for example:

•	We plan to focus on consumer-oriented services in Japan that show great potential for growth, including: media and information, health, medical and senior care, retail support and outsourcing.

•	We plan to pursue business development in environment-related businesses, such as emission rights trading and recycling, along with new energy businesses, such as biomass ethanol and solar power.

Implementation of global strategies

We will focus the allocation of human resources on growth sectors in Asia, and align our strategy with our customers. We will employ and foster the development of a diverse group of personnel at overseas trading and other subsidiaries and associated companies around the world.

Capital Expenditures

Our capital expenditures, including investments in debt securities, property and equipment and leased assets, amounted to ¥613 billion, ¥526 billion and ¥491 billion for the years ended March 31, 2006, 2005 and 2004, respectively. A breakdown of our capital expenditures is provided below.

	Billions of Yen
	Years Ended March 31,
	2006	2005	2004
Investments in and advances to associated companies	¥176	¥190	¥203
Acquisitions of available-for-sale securities	121	91	131
Acquisitions of held-to-maturity debt securities	2	2	0
Acquisitions of other investments	67	68	47
Additions to property leased to others and property and equipment	247	170	113
Acquisitions of subsidiaries, net of cash acquired	—	5	(3)

Total	¥613	¥526	¥491

See “Item 5.B. Liquidity and Capital Resources—Cash Flows” for further information.

Of additions to property leased to others and property and equipment, the following were our most significant expenditures with respect to property and equipment:

•	development of the Enfield crude oil project in Western Australia in the Energy Segment for ¥22 billion and ¥64 billion for the years ended March 31, 2006 and 2005, respectively; and

•	expansion of our iron ore and coal mines in Australia in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment for ¥36 billion, ¥17 billion and ¥17 billion for the years ended March 31, 2006, 2005 and 2004, respectively.

See “Energy Segment” and “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” of “Item 4.B. Business Overview.”

Additions to property leased to others included rolling stock leased to railway companies mainly in the United States and European countries, aircraft leased to global carriers and ocean vessels chartered to global shipping companies as follows:

•	¥54 billion of rolling stock and ¥8 billion of aircraft for the year ended March 31, 2006;

•	¥9 billion of rolling stock and ¥7 billion of ocean vessels for the year ended March 31, 2005; and

•	¥10 billion of aircraft and ¥7 billion of ocean vessels for the year ended March 31, 2004.

Investments in and advances to associated companies, and acquisitions of subsidiaries include the following capital expenditures:

Years Ended March 31,	Investee		Country	Investment Amount (Billions of Yen)
2006	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	84

	IPM Eagle LLP	Associated company	United Kingdom	13

	Thai Tap Water Supply Co. Ltd.	Associated company	Thailand	11

2005	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	81

	IPM Eagle LLP	Associated company	United Kingdom	62

	Quintiles Transnational Japan K.K.	Associated company	Japan	9

	CornerStone Research & Development, Inc.	Subsidiary	United States	9

2004	Valepar S.A.	Associated company	Brazil	97

	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	57

For more information, see “Item 5.B. Liquidity and Capital Resources—Cash Flows.” Also see “Item 4.B. Business Overview” of “Energy Segment” for Sakhalin Energy Investment Company Ltd., “Machinery & Infrastructure Projects Segment” for IPM Eagle LLP and “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” for Valepar S.A.

Acquisitions of available-for-sale securities included the acquisition of shares in Seven & i Holdings Co., Ltd in the amount of ¥50 billion. See “Item 4.B. Business Overview—Foods & Retail Segment” and “Item 5.B. Liquidity and Capital Resources—Cash Flows” for further information.

Capital expenditures are usually financed by external sources, such as commercial banking institutions.

Divestitures including those of matured debt securities amounted to ¥251 billion, ¥287 billion and ¥333 billion for the years ended March 31, 2006, 2005 and 2004, respectively. A breakdown of our divestitures is provided below.

	Billions of Yen
	Years Ended March 31,
	2006	2005	2004
Sales of investments in and collection of advances to associated companies	¥38	¥53	¥68
Proceeds from sales of available-for-sale securities	37	22	51
Proceeds from maturities of available-for-sale securities	52	57	110
Proceeds from maturities of held-to-maturity debt securities	2	3	15
Proceeds from sales of other investments	48	73	29
Proceeds from sales of property leased to others and property and equipment	74	79	60

Total	¥251	¥287	¥333

With respect to the sales of available-for-sale securities for the years ended March 31, 2006, 2005 and 2004, the table below provides a list of some of our significant investees in which we sold our equity interests.

Years Ended March 31,	Investee	Country	Amount (Billions of Yen)
2006	KDDI CORPORATION	Japan	3
2005	Vodafone K.K.	Japan	15
2004	SKY Perfect Communications Inc.	Japan	12

For the year ended March 31, 2005, cash inflows of ¥15 billion was provided from the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, in response to a tender offer. For the year ended March 31, 2004, we obtained U.S.$426 million from the sale of our investment in Caemi Mineração e Metalurgia S.A., an associated company.

Sales of property leased to others and property and equipment included the sales of rolling stock leased to railway companies mainly in the United States, aircraft leased to global airline carriers and ocean vessels chartered to worldwide shipping companies as follows:

•	¥26 billion of aircraft and ¥18 billion of rolling stock for the year ended March 31, 2006;

•	aggregately ¥17 billion of aircraft, ocean vessels and rolling stock for the year ended March 31, 2005; and

•	¥21 billion of aircraft and ¥6 billion of ocean vessels for the year ended March 31, 2004.

Furthermore, for the year ended March 31, 2006, we sold property and equipment and obtained proceeds of ¥6 billion from the sale of Mitsui’s corporate welfare facilities. For the year ended March 31, 2005, we sold property and equipment and obtained proceeds of:

•	¥11 billion from the sale of our office building in the United Kingdom; and

•	¥13 billion from the sale of Mitsui’s corporate residences and dormitories in Japan.

Proceeds from maturities of available-for-sale securities and held-to-maturity debt securities were used for general corporate purposes. See “Item 5.B. Liquidity and Capital Resources—Finance and Liquidity Management.”

B.	Business Overview.

Throughout this section “B. Business Overview,” we describe the domicile of our subsidiaries and associated companies, in parentheses following names of those companies. For example, Mitsui Iron Ore Development, Pty. Ltd. (Australia) means that the company’s name is Mitsui Iron Ore Development, Pty. Ltd. and that it is domiciled in Australia.

Nature of Our Operations and Principal Activities

We are a general trading company engaged in a range of global business activities including general worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities include the sale, distribution, purchase, marketing and supply of a wide variety of products including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodity and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. In addition, we engage in strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”) and biotechnology. We also provide financial services whereby we assist our customers in minimizing the risk exposure associated with their businesses through the use of derivatives and other hedging instruments.

While we continue to diversify our activities, the provision of services remains one of our core activities. Specifically, we act as an intermediary between buyers and sellers engaged in import, export, and offshore and domestic trading activities. For example, we develop markets overseas for exporters and locate raw materials or product sources that meet the needs of importers. To facilitate smooth customer transactions, we draw upon our various capabilities such as market information analysis, credit supervision, financing and transportation logistics.

In addition to our Head Office, Mitsui had 18 branches and offices located in Japan and 153 branches, offices and trading subsidiaries located in other parts of the world as of July 1, 2006. They provide market information to each other and cooperate in developing various business opportunities. Each of our subsidiaries has its own marketing strategy based on its particular business activities and customer relationships.

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

Marketing Channels

Marketing channels vary by commodity, customer and region. We have established subsidiaries and associated companies for promotion and distribution in response to specific business environments.

See “Products and Services and Principal Activities by Reportable Operating Segments” below. Special sales methods, including financial arrangements, provided by our Machinery & Infrastructure Projects Segment and development of SCM systems conducted by various operating segments are also described therein.

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

Government Regulations

Our business activities are subject to various governmental regulations in the countries in which we operate. These regulations generally relate to obtaining business and investment approvals, and meeting the requirements of export regulations, including those related to national security considerations, tariffs, antitrust, consumer and business taxation, exchange controls and environmental laws and regulations. Certain of our business transactions such as our activities in the energy, mining, telecommunications, financing, food, consumer products, machinery, chemicals, etc. are regulated and subject to the relevant laws and regulations. See “Item 3.D. Risk Factors.”

Regulations with Respect to the Exploration and Production of Oil, Gas, and Mineral Resources

We are involved in various projects involving exploration for and production of crude oil, natural gas, iron raw material and non-ferrous metals in many different countries in which we participate as a minority stakeholder and non-operator. These exploration and production activities are subject to a broad range of local laws and regulations, which affect virtually all aspects of these activities. Contractual arrangements in connection with our oil, gas and mining activities, such as leases, licenses and production agreements are generally entered into with a government entity or a government owned company. See “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” and “Energy Segment” of “Item 4.B. Business Overview.”

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

Products and Services and Principal Activities by Reportable Operating Segments

For the year ended March 31, 2006, we had twelve reportable operating segments which consisted of eight products and services focused reportable operating segments and four region-focused reportable operating segments listed as below:

Our eight products and services focused operating segments were:

•	Iron & Steel Products

•	Iron & Steel Raw Materials and Non-Ferrous Metals

•	Machinery & Infrastructure Projects

•	Chemical

•	Energy

•	Foods & Retail

•	Lifestyle, Consumer Service and Information, Electronics & Telecommunication

•	Logistics & Financial Markets

Our four region-focused operating segments were:

•	Americas

•	Europe

•	Asia

•	Other Overseas Areas

For information on the composition of our products and services focused reportable segments and region-focused reportable operating segments, also see “Item 5.A. Operating Results—Operating Results by Operating Segment.”

Gross Profit, Operating Income (Loss) and Net Income (Loss) by reportable operating segment for the years ended March 31, 2006, 2005 and 2004 were as follows(1)(2)(3)(4)(5):

Gross Profit:

	In Billions, Except Percentages
	Years Ended March 31,
	2006		2005		2004
Iron & Steel Products	¥54.4	6.7%	¥47.3	6.7%	¥34.7	5.7%
Iron & Steel Raw Materials and Non-Ferrous Metals	110.8	13.6	74.2	10.5	42.3	6.9
Machinery & Infrastructure Projects	90.6	11.1	82.9	11.7	80.3	13.1
Chemical	97.8	12.0	87.1	12.3	91.1	14.9
Energy	84.7	10.4	72.6	10.2	54.6	8.9
Foods & Retail	79.9	9.8	85.3	12.0	73.7	12.1
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	128.4	15.7	121.7	17.2	110.6	18.1
Logistics & Financial Markets	51.4	6.3	46.7	6.6	32.3	5.3
Americas	61.6	7.5	49.9	7.0	40.7	6.7
Europe	22.4	2.7	20.6	2.9	20.0	3.3
Asia	27.4	3.4	21.8	3.1	19.9	3.3
Other Overseas Areas.	4.9	0.6	4.0	0.6	4.2	0.7

Total	814.3	99.8	714.1	100.8	604.4	99.0

All Other	7.1	0.9	12.4	1.7	10.4	1.7
Adjustments and Eliminations	(4.8)	(0.7)	(17.6)	(2.5)	(3.8)	(0.7)

Consolidated Total	¥816.6	100.0%	¥708.9	100.0%	¥611.0	100.0%

Operating Income (Loss)*:

	In Billions, Except Percentages
	Years Ended March 31,
	2006		2005		2004
Iron & Steel Products	¥26.5	10.0%	¥16.3	8.6%	¥6.9	5.3%
Iron & Steel Raw Materials and Non-Ferrous Metals	87.2	32.8	51.9	27.2	21.8	16.9
Machinery & Infrastructure Projects	21.7	8.2	21.6	11.3	22.1	17.1
Chemical	34.0	12.8	24.6	12.9	31.4	24.3
Energy	52.0	19.6	35.4	18.6	21.7	16.8
Foods & Retail	9.1	3.4	17.8	9.3	13.4	10.4
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	25.0	9.4	24.0	12.6	17.2	13.3
Logistics & Financial Markets	17.6	6.6	18.5	9.7	10.4	8.1
Americas	21.7	8.2	14.7	7.7	8.5	6.6
Europe	4.1	1.5	2.4	1.3	3.0	2.3
Asia	10.7	4.0	7.8	4.1	5.7	4.4
Other Overseas Areas.	1.0	0.4	0.4	0.2	0.9	0.7

Total	310.6	116.9	235.4	123.5	163.0	126.2

All Other	(3.0)	(1.1)	(0.5)	(0.3)	(1.9)	(1.5)
Adjustments and Eliminations	(41.8)	(15.8)	(44.4)	(23.2)	(32.1)	(24.7)

Consolidated Total	¥265.8	100.0%	¥190.5	100.0%	¥129.0	100.0%

*	Operating income (loss) reflects our (a) Gross Profit, (b) Selling, general and administrative expenses, (c) Provision for doubtful receivables and (d) Government grant for transfer of substitutional portion of EPF, as presented in the Statements of Consolidated Income.

Net Income (Loss):

	In Billions, Except Percentages
	Years Ended March 31,
	2006		2005		2004
Iron & Steel Products	¥19.3	9.5%	¥11.6	9.6%	¥5.5	8.0%
Iron & Steel Raw Materials and Non-Ferrous Metals	54.7	27.0	35.4	29.2	18.7	27.3
Machinery & Infrastructure Projects	30.6	15.1	20.9	17.3	11.0	16.1
Chemical	12.1	6.0	(6.8)	(5.6)	11.4	16.7
Energy	40.9	20.2	42.8	35.3	24.4	35.7
Foods & Retail	(3.2)	(1.6)	10.6	8.8	10.6	15.5
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	17.5	8.6	11.8	9.7	3.2	4.7
Logistics & Financial Markets	13.4	6.6	11.8	9.7	4.8	7.0
Americas	12.6	6.2	12.3	10.2	0.2	0.3
Europe	4.9	2.4	2.9	2.4	0.7	1.0
Asia	9.3	4.6	8.0	6.6	6.3	9.2
Other Overseas Areas.	14.3	7.1	5.8	4.8	4.1	6.0

Total	226.4	111.7	167.1	138.0	100.9	147.5

All Other	11.2	5.5	4.4	3.6	1.9	2.8
Adjustments and Eliminations	(35.2)	(17.2)	(50.4)	(41.6)	(34.4)	(50.3)

Consolidated Total	¥202.4	100.0%	¥121.1	100.0%	¥68.4	100.0%

Notes:

(1)	The figures for “Consolidated Total” for the years ended March 31, 2005 and 2004 have been reclassified to conform to the change in current year presentation for discontinued operations, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
(2)	“All Other” includes business activities which primarily provide services, such as financing services, and operations services to external customers, and/or to us and associated companies.
(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of corporate departments, and eliminations of intersegment transactions.
(4)	Transfers between operating segments are made at cost plus a markup.

Iron & Steel Products Segment

The Iron & Steel Products Segment consists of one business unit, the Iron & Steel Products Business Unit, which has:

•	21 subsidiaries including Mitsui Bussan Construction Materials Co., Ltd. (Japan), SINTSUDA CORPORATION (Japan) and Regency Steel Asia Pte Ltd. (Singapore) ; and

•	19 associated companies including Shanghai Bao-Mit Steel Distribution Co., Ltd. (China), Nippon Steel Trading Co., Ltd. (Japan) and Thai Tinplate Manufacturing Co., Ltd. (Thailand).

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥54.4 billion or 6.7% and ¥19.3 billion or 9.5% of our consolidated total, respectively.

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

To expand beyond the above-mentioned activities, this business unit has also made investments in subsidiaries and associated companies including coil centers as bases for processing and distribution, steel makers as manufacturing bases and steel product trading companies.

In the steel products business, both manufacturers and users are large-scale and sophisticated organizations. As simple intermediation between these entities is no longer sufficient to serve their needs, the business unit has developed its services based on SCM by making use of our IT and logistics expertise. By working closely with manufacturers and users, we optimize distribution and inventory control, thus sharing with customers the benefit of associated cost reductions. For example:

•	We have established steel service centers, galvanized steel plants and tin-plating facilities at our subsidiaries and/or joint ventures with Japanese and overseas business partners in order to meet the rising demand from manufacturers of automobiles, electric appliances and heavy electric machinery that have transplanted their production centers to the United States, Southeast Asia and China. For example, we participated in Shanghai Bao-Mit Steel Distribution Co., Ltd. (China), a joint venture with Shanghai Baosteel Group Corporation, a Chinese iron and steel manufacturing company, in order to build a network of steel products service centers in China. Through this associated company, we have been promoting the integration of service centers within China in order to improve operational efficiency, and we are actively pursuing additional investments.

•	We frequently draw upon the unit’s logistics expertise in delivering a wide range of materials and products in large volume under optimized schedule along with expertise in project financing. We also take advantage of the business relationships and marketing channels of other business units in the fields of energy, industrial plants, shipping and machinery. This enabled us to be involved in various industrial projects including the construction of oil and gas pipeline projects such as the Sakhalin project for steel structure supply and Yemen LNG project operated by TOTAL (46km transfer line) through high grade steel pipe delivery.

During the year ended March 31, 2004, we acquired Regency Steel Asia Pte Ltd. (Singapore), a steel products wholesaler. This acquisition was made with the aim to expand global wholesale operations in the rapidly growing steel products markets in Asia.

As mentioned above, the businesses of the Iron & Steel Products Business Unit are highly sensitive to worldwide demand for steel products, especially in Asia, including China. At the same time, this business unit concentrates on achieving low-cost operations in the domestic market which is already mature, through spin-off and other business reorganizations. In addition, we have been strengthening our ties with domestic steel makers and wholesalers through collaboration in sales of products, procurement of raw materials and equity investments.

Our major competitors in Japan and overseas are other Japanese trading companies. In their efforts to achieve low-cost operations through economy of scale, some of our competitors have consolidated and established joint ventures, such as Marubeni-Itochu Steel Inc. and Metal One Corporation. In order to remain competitive as well as pursue our strategic goals, we utilize the Iron & Steel Products Business Promotion Division which specializes in making investments in steel-related enterprises in response to the need for joint investment amongst steel users and steel manufacturers in Japan and overseas, and with the aim of participating in the development of new products.

In July 2006, Mittal Steel Company N.V. and Arcelor S.A., both of which were one of the world largest steel mills, agreed to merge. We are watching carefully such reorganizations of global steel companies. So far as we have observed, operational optimization through reorganization of steel mills tends to contribute to the stabilization of steel prices. In newly developing countries such as China and India, an increase in local steel demand and an increase in local steel production are occurring in tandem, therefore it is not so easy to forecast the supply-demand situation precisely. In Europe, we have been supplying Arcelor S.A. steel sheets to European plants of Japanese carmakers on a “just-in-time” delivery basis. We commit ourselves to continue to be involved in the steel logistics business after such worldwide reorganizations of steel companies, by offering efficient SCM services. We also focus on business opportunities in Russia and in India, by setting up joint ventures with leading industrial players there and creating our service networks, such as coil centers, in these regions.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

The Iron & Steel Raw Materials and Non-Ferrous Metals Segment consists of one business unit, the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit. This segment has:

•	20 subsidiaries, including Mitsui Bussan Raw Materials Development Corp. (Japan), Mitsui Iron Ore Development Pty. Ltd. (Australia), Mitsui Itochu Iron Pty. Ltd. (Australia), Sesa Goa Limited (India), Mitsui Coal Holdings Pty. Ltd. (Australia), Japan Collahuasi Resources B.V. (Netherlands) and Mitalco Inc. (the United States); and

•	17 associated companies, including Valepar S.A. (Brazil) and BHP Mitsui Coal Pty., Ltd. (Australia).

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥110.8 billion or 13.6% and ¥54.7 billion or 27.0% of our consolidated totals, respectively.

The Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit is engaged in various business activities including:

•	trading, investment, logistics management and transportation services related to iron and steel raw materials, such as iron ore, coal, steel scrap, ferro-alloys and other minerals; and

•	trading, investment, transportation and processing of non-ferrous metal ores and ingots such as copper, lead, zinc, tin, nickel, aluminum, magnesium, cobalt, titanium, other non-ferrous metals; sales and marketing of semi-fabricated non-ferrous products such as construction materials; and agent activities in the nuclear fuel import business.

In the field of iron and steel raw materials, since 1960s we have invested in raw materials sourcing projects based on concept of “develop-and-import”, aiming at stable procurement of those raw materials through diversified channels.

We participate in joint ventures with various iron ore and coal mining companies located in Australia, Brazil and India in order to secure stable supplies of those materials. For example:

•	In August 2002, we completed the construction of the West Angelas iron ore mine in Australia (as a part of the Robe River Joint Venture with Rio Tinto), which began shipments of iron ore to customers worldwide. In Australia, we also have a participating interest in Mount Newman Joint Venture and other joint ventures with BHP Billiton.

•	In September 2003, we purchased a 15% ownership interest (or 18.24% in terms of voting shares as of March 31, 2006), of Valepar S.A. (Brazil), the controlling shareholder of Companhia Vale do Rio Doce (“CVRD”) in Brazil. CVRD is a mining enterprise with operations that include mining of iron ore and other raw non-ferrous metals.

•	We own a 51% interest in Sesa Goa Limited (India), which produces iron ore and coke in India.

•	In April 2002, we entered into a strategic alliance with Anglo American Plc to develop the Moura and German Creek coal mines in Australia, which provides us with a solid foundation for future growth in the coal business. We also have participating interests in other coal mining joint ventures with BHP Billiton and Rio Tinto.

We are also engaged in steel scrap stock inventory operations by Pacific Coast Recycling, LLC in the West Coast of the United States. Reflecting the demand growth, especially from Asia, this steel scrap export terminal has been an increasingly important facility. Pacific Coast Recycling, LLC is wholly owned by our subsidiary, Raw Materials Development Co. (United States).

Revenues from mineral producing activities accounts for a significant portion of this business unit. The table below sets forth the break down of revenues of the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit.

	Revenues
	Billions of Yen
	Revenues from Sales of Products		Revenues from Sales of Services	Total Revenues
Years Ended March 31,	Revenues from Mineral Producing Activities	Revenues from Sales of Other Products(*)	Commissions and Trading Margins on Intermediary Services
2006	¥141.3	¥142.0	¥22.0	¥305.3
2005	88.0	134.3	18.5	240.8
2004	49.9	136.4	16.9	203.2

(*)	Revenues from sales of other products mainly consist of sales of scrap metals and non-ferrous metals such as copper and aluminum.

We participate in a joint venture which produces Silico-Manganese in Inner Mongolia, China, together with Erdos Electrical Power and Metallurgical Co., Ltd. and JFE Steel Corporation, a major Japanese steel mill. This project started production of Silico-Manganese in July 2006 with an annual production capacity of 75,000 tons at its initial stage.

We have entered into new joint venture projects to meet the increasing demand for iron and steel raw materials in Japan and abroad. For example, in January 2003, we established POSCO Terminal Co., Ltd., a joint venture with POSCO (a steel maker in Republic of Korea), providing logistics services related to transactions involving iron and steel raw materials for various customers in Asia.

We are actively seeking to develop new business areas. Additional activities we are promoting include trading in carbon credits based on the Kyoto Protocol and implementing Clean Development Mechanism (“CDM”) projects. CDM is an arrangement under the Kyoto Protocol allowing industrialized countries with a greenhouse gas reduction commitment to invest in emission reducing projects in developing countries as an alternative to what is generally considered more costly emission reductions in their own countries.

The following tables provide information on our investments in iron ore and coal resource projects. In September 2003, we sold our interest in Caemi Mineração e Metalurgia S.A., which had been our associated company until the year ended March 31, 2003. Accordingly, in the table below, we do not include mining information attributable to Caemi Mineração e Metalurgia S.A. For information on our production and reserve amounts in connection with our mining activities, See “Item 4.D. Property, Plants and Equipment—Mining Activities.”

IRON ORE

Joint Venture or Investee(1)	Mitsui’s Subsidiary or Associated Company(2)	Name of Mines(3)	Location	Mitsui’s Percentage of Ownership	Other Major Participants and Their Percentages of Ownership
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pannawonica West Angelas	Pilbara Region, Western Australia	33.00%	Rio Tinto Nippon Steel	53.00 10.50	% %

					Sumitomo Metal Industries	3.50%

Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Mount Whaleback	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Marillana Creek	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	North Area (Yarrie) (Nimingarra) Area C	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Sesa Goa Limited	Sesa Goa Limited	Codli Sonshi Chitrandurga Hospet	Goa, India Karnataka India	51.00%	(publicly listed company)
COAL
Joint Venture or Investee(1)	Mitsui’s Subsidiary or Associated Company(2)	Name of Mines(3)	Location	Mitsui’s Percentage of Ownership	Other Major Participants and Their Percentages of Ownership
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Poitrel South Walker Creek	Queensland, Australia	20.00%	BHP Billiton	80.00%

Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Bengalla	New South Wales, Australia	10.00%	Rio Tinto Wesfarmers Taiwan Power	40.00 40.00 10.00	% % %

Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Kestrel	Queensland, Australia	20.00%	Rio Tinto	80.00%

Dawson Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Dawson	Queensland, Australia	49.00%	Anglo American	51.00%

German Creek Joint Venture	Mitsui Coal Holdings Pty. Ltd.	German Creek	Queensland, Australia	30.00%	Anglo American	70.00%

(1)	The term “Investee” refers only to Sesa Goa Limited and BHP Mitsui Coal Pty. Ltd.
(2)	“Mitsui’s Subsidiary or Associated Company” indicates names of the companies through which we own our interests in the joint ventures or the investee. Sesa Goa Limited is a Mitsui’s subsidiary in which we own a 51% voting share. BHP Mitsui Coal Pty. Ltd. is a Mitsui’s associated company in which it directly owns a 20% voting share.
(3)	“Name of Mines” indicates the names of principal producing mines.
(4)	In addition to the above-mentioned coal mining projects, through Mitsui Coal Holdings Pty. Ltd., we have small interests in two projects in Australia mainly promoted by Anglo American, namely, Moranbah North Joint Venture in Queensland and Drayton Joint Venture in New South Wales. Our ownership percentage and annual production capacity of Moranbah North Joint Venture and Drayton Joint Venture are 4.75%, 4 million tons and 3.83%, 5 million tons, respectively.

In non-ferrous metals field, we have been engaged in trading of copper, nickel, cobalt, aluminum ingots and other non-ferrous metal materials. We are also expanding and promoting our investments and participation in various non-ferrous metals mining and smelting projects to secure stable sources of supply. For example:

•	We participate in Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mine development project, in which we hold a 7.43% interest. The project, which commenced commercial production in 1998, has been developed jointly with Anglo American Plc and Falconbridge Ltd. and has annual production capacity of about 500,000 tons of copper per annum. In addition, we have a 1.25% interest in Minera Los Pelambres in Chile whose production capacity is about 360,000 tons of copper per annum.

•	We participate in a nickel-cobalt mining and refining project at Rio Tuba area in the Republic of Philippines which has been developed jointly with Sumitomo Metal Mining Co., Ltd., Sojitz Corporation (formerly Nissho Iwai Corporation) and a local partner. This project started commercial production of nickel-cobalt mixed sulfide in April 2005 using a high-pressure acid leaching process, an advanced processing technology for nickel production, and has already reached its design capacity in March 2006. In addition, in April 2005, we, jointly with Sumitomo Metal Mining Co., Ltd., concluded an agreement for participation in the Goro Nickel Development Project in New Caledonia, which had been promoted by Inco Limited. This project is expected to be completed by the end of 2007 and to produce in total about 60,000 tons of nickel and about 5,000 tons of cobalt per annum.

•	We have a 15.04% interest in Nippon Amazon Aluminum Co., Ltd.(Japan) which has invested in aluminum smelting and refining business in Brazil. On June 30, 2006, our subsidiary Mitalco Inc. (United States) reached an agreement to sell its 32 percent stakes in Intalco and Eastalco aluminum smelters to Alcoa Inc. However, our strategy of being proactively involved in aluminum investments as one of our core business activities remains unchanged, and we will continue to pursue new investment opportunities as well as expand current investments in aluminum.

Machinery & Infrastructure Projects Segment

The Machinery & Infrastructure Projects Segment consists of the Infrastructure Projects Business Unit and the Machinery Business Unit.

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥90.6 billion or 11.1% and ¥30.6 billion or 15.1% of our consolidated totals, respectively.

The Machinery & Infrastructure Projects Segment holds 67 subsidiaries, including:

•	Mitsui Bussan Plant & Project Corp. (Japan) and Mitsui Rail Capital Holdings, Inc. (United States) in the Infrastructure Projects Business Unit; and

•	Lepta Shipping Co., Ltd. (Liberia), Toyota Chile S.A. (Chile), Mitsui Automotive Europe B.V. (Netherlands), P.T. Bussan Auto Finance (Indonesia) in the Machinery Business Unit.

Additionally it has 53 associated companies such as:

•	IPM Eagle LLP (United Kingdom), P.T. Paiton Energy (Indonesia) and, Toyo Engineering Corporation (Japan) in the Infrastructure Projects Business Unit; and

•	Toyota Canada Inc. (Canada), United Auto Group, Inc. (United States) and Komatsu Australia Pty. Ltd. (Australia) in the Machinery Business Unit.

Infrastructure Projects Business Unit

The business activities of the Infrastructure Projects Business Unit (formerly the Power, Transportation & Plant Projects Business Unit) together with 27 subsidiaries and 14 associated companies cover a wide range of involvement in project implementation and related services, including:

•	electric power projects such as power plants, power transmission and substation facilities;

•	energy related projects such as oil and gas development projects, oil refineries, LNG manufacturing facilities and pipelines;

•	water supply projects such as desalination plants, wastewater processing facilities and water supply and sewerage facilities;

•	railway transportation-related business such as rolling stock and railway facilities and systems;

•	social infrastructure projects such as construction of airport, port facilities, road and other public facilities;

•	basic industry projects such as iron, non-ferrous metals, chemical plants; and.

•	environment-related projects such as waste disposal and recycling plants.

We are undertaking a number of projects that may stimulate economic growth in developing countries and countries rich in natural resources. We focus on the needs of those countries and apply our project engineering capabilities and expert knowledge in financing, logistics, taxation and legal affairs, so as to devise optimal solutions that address the complex and diverse issues that those nations are facing. This business unit often arranges financing for projects by international financial institutions and export credit agencies worldwide. Moreover, it from time to time provides loans or issues guarantees on behalf of the project owners.

The following are examples of the types of projects and the activities in which this unit renders services, mainly as an agent in securing the contract, arranging financing and executing the contract:

•	In the Commonwealth of Independent States (“CIS”), the Middle East, Brazil and Indonesia, we have been engaged in the structuring and the arrangement of debt and equity project financing for various natural gas energy or oil product projects. Together with export credit agencies and commercial banks, we also extended loans to project participants.

•	We have acted as the Engineering, Procurement and Construction (“EPC”) contractor for various oil and gas production projects and for the construction of infrastructure facilities including power plants and petrochemical plants in which we procured manufacturing equipment from Japanese and overseas subcontractors.

•	For the Taiwan High Speed Rail project, we are a commercial leader of a consortium consisting of Japanese railway car manufacturers and general trading companies, which supplied rolling stock and transportation facilities.

This business unit is increasing activities which facilitate the implementation of projects. These activities go beyond the conventional EPC approach of acting as an intermediary between project owners and sub-contractors. Instead, these activities often involve arrangement of sophisticated financing schemes, risk sharing through equity participation and operation and maintenance of plant and facilities after their construction completion. Based on this concept, the unit is promoting investments in certain related infrastructure projects including the acquisition of independent power producer (“IPP”) overseas. For example:

•	In December 2004, we, together with International Power plc, completed the acquisition of the international power generation portfolio (nine power plants in total 4,514 megawatt as of March 2005) of MEC International BV, a Dutch holding company owned by Edison Mission Energy, and in July 2005 also acquired the Saltend 1,200 megawatt combined cycle power plant from Calpine Corporation. We established IPM Eagle LLP (United Kingdom) jointly with International Power plc to hold and manage these power generation businesses.

•	We have formed a joint venture with Calpine Corporation to construct, own and operate the 1,005 megawatt combined cycle power plants called Greenfield Energy Center which has secured a 20 year Clean Energy Supply contract with Ontario Power Authority, Canada.

•	We own a 36.3% voting interest in P.T. Paiton Energy (Indonesia), an Indonesian power producer, which owns a 1,230 megawatt coal fired power plant in East Java, Indonesia. P.T. Paiton Energy sells electricity to P.T. Perusahaan Listrik Negara, an electric utility company owned by the Indonesian government, under a power purchase agreement. P.T. Paiton Energy was originally established in 1994 by Mitsui and other partners, including Edison Mission Energy.

Reflecting these developments, the combined power generation capacities for the unit’s equity share in various power projects as of the end of June 2006 in operation and under construction were 2,643 megawatt and 618 megawatt, respectively. As well as the above-mentioned projects, these power generation capacities included those of Umm Al Nar in the United Arab Emirates, Loy Yang A and Tarong North Power Station in Australia and Valladolid III in Mexico.

This business unit is also engaged in the following projects:

•	In January 2005, Mitsui acquired a 25% interest in the LNG terminal in Altamira, Mexico which had been owned by Royal Dutch Shell (75%) and Total (25%). The facility is expected to start operations in late 2006, supplying up to 5 billion cubic meters per annum of natural gas for 25 years to Comisión Federal de Electricidad, a state power company.

•	In March 2006, Mitsui acquired a 35% interest in Thai Tap Water Supply Company Limited, to supply tap water to the provincial authorities near Bangkok, Thailand under 30-year water supply agreement.

•	In April 2006, Mitsui acquired 100% share of Gás Participações Ltda. (Brazil), which participates in seven local gas distribution companies with a 24.5% interest in each, with other shareholders, Petrobras Gas S.A., and the respective state governments in Brazil.

This business unit runs railway wagon and electric locomotive leasing subsidiaries, Mitsui Rail Capital Holdings, Inc. (United States) established in 1996 and Mitsui Rail Capital Europe B.V. (Netherlands) established in 2004.

Environmental issues are a worldwide concern. Our initiatives in this field include creating and implementing recycling systems for automobiles, electric appliances and plastic bottles made from polyethylene terephthalate. Also, we are engaged in the construction of wind power facilities and other environment-related projects such as greenhouse gas emission reduction.

Our major competitors include other Japanese general trading companies, international financial institutions, global engineering companies, construction companies and multi-national IPP’s.

Machinery Business Unit

The Machinery Business Unit, together with 40 subsidiaries and 39 associated companies, is engaged in the following business activities:

•	import and export, assembly and manufacturing, distribution and dealership of motor vehicles, motor cycles and their parts; retail finance and automobile auction business;

•	sales and trading of tankers, LNG carriers, container vessels, cargo vessels; operation of own vessels; chartering vessels; and ocean vessel related finance;

•	trading of aircraft and helicopters, leasing of aircraft, and trading of other products such as defense related equipment, aerospace system and aircraft engines; and

•	trading of industrial machinery including mining and construction equipment, production equipment and machining tool.

Our motor vehicles business is a major part of operations in this business unit. This business unit has a long track record of exporting and marketing Japanese automobiles and has developed networks of our subsidiaries and associated companies as import wholesalers, dealers and assembler for Japanese vehicles in many regions of the world. For example, we have been exporting Toyota, Subaru and motor vehicles of other Japanese manufacturers to various countries worldwide including Canada (Toyota), Chile (Toyota), Peru (Toyota), Italy (Subaru), Germany (Subaru and Yamaha), Thailand (Hino) and Malaysia (Daihatsu).

In recent years, the relocation of Japan’s automobile production centers from domestic locations to other countries has been accelerating, and we have diversified our activities with the strategic allocation of our financial and human resources to prioritized areas of our motor vehicles business worldwide, such as logistics services for manufacturing components, retail operations, retail finance and auction businesses. For example:

•	We have operated a subsidiary P.T. Bussan Auto Finance (Indonesia), a retail finance company for Yamaha motorcycles since 1997;

•	We have ownership in United Auto Group, Inc. (“UAG”), an automobile dealership group in the United States, with 15.4% voting share. By combining what we learned from our involvement in UAG with our knowledge of the global market, we continue to explore other opportunities to expand into retail dealership operations in developing markets such as Russia, China and India; and

•	We have been handling the logistics operations of automobile parts for Toyota’s manufacturing operations in North America, Europe, India and China.

Our vessel and marine project related activities include marketing newly built commercial vessels to ship owners and operators in Japan and overseas, operating vessels, acting as broker for the sale and purchase of second hand vessels and for chartering vessels, and marketing equipment for vessels to shipbuilding companies.

Along with these operations, we are engaged in energy-related marine projects, including the joint ownership and operation of Floating Storage and Offloading (“FSO”) and Floating Production Storage and Offloading (“FPSO”) facilities, and LNG vessels. In addition, we arrange various types of financing for our customers, such as syndicated loans involving international financial institutions, export credit agencies and other financial institutions for large scale transactions. We also provide direct loans to some of our clients.

In connection with our other business activities, we own and operate commercial vessels.

In our aerospace systems related activities, we provide and arrange operating leases and finance leases to various airlines worldwide and are engaged in the sale and purchase of aircraft through our subsidiary Tombo Aviation Inc. (United States).

With respect to distribution activities in our industrial system business, we are engaged in distribution and leasing of construction machinery and mining equipment such as dump trucks and hydraulic shovels through Komatsu Australia Pty Ltd. (Australia) and Komatsu Australia Corporate Finance Pty Ltd. (Australia), associated companies acquired in 2001, crucial operations in this field. Furthermore, we are also pursuing construction machinery and mining equipment distribution in other regions such as North America, including through Road Machinery, LLC (United States), and South America. Furthermore, in 2005 we acquired such operations in Russia as well. We are also engaged in trading and distribution of high-precision machine tools, manufacturing equipment and control systems supplied by Japanese manufacturers such as FANUC LTD. In 2005, we established Fanuc Roboshot Europe Gmbh (Germany) and several representative offices in China of our subsidiary MMK Co. Ltd. (Japan), in order to enhance sales of injection machines and machine tools. The other important business is distribution of outdoor power equipment and utility equipment in North America.

The business sectors in which the above divisions are engaged are highly competitive. Competitors include, but are not limited to, other Japanese general trading companies, international financial institutions and manufacturers.

Chemical Segment

The Chemical Segment consists of the First Chemicals Business Unit (formerly the Organic Chemicals Business Unit) and the Second Chemicals Business Unit (formerly the Plastics & Inorganic Chemicals Business Unit).

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥97.8 billion or 12.0% and ¥12.1 billion or 6.0% of our consolidated totals, respectively.

The Chemical Segment has 40 subsidiaries, including:

•	Novus International, Inc. (United States), P.T. Kaltim Pasifik Amoniak (Indonesia), Mitsui Bussan Solvent & Coating Co., Ltd. (Japan), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil) in the First Chemicals Business Unit; and

•	Mitsui Bussan Plastics Co., Ltd. (Japan), Nippon Trading Co., Ltd.(Japan), Daito Chemical Co., Ltd. (Japan), Mitsui Electronics Asia Pte. Ltd. (Singapore) in the Second Chemicals Business Unit.

It has 31 associated companies, including:

•	Honshu Chemical Industry Co., Ltd. (Japan) and Agro Kanesho Co., Ltd. (Japan) in the First Chemicals Business Unit; and

•	Advanced Composites Inc. (United States) in the Second Chemicals Business Unit.

First Chemicals Business Unit

Together with 20 subsidiaries and 16 associated companies, the First Chemicals Business Unit is engaged in trade, sales, distribution and production of the following commodities and related activities:

•	Gas Chemicals: Methanol, Ammonia

•	Basic Petrochemicals: Olefins, Aromatics, Ethylene Dichloride (“EDC”), Vinyl Chloride Monomer (“VCM”), Caustic Soda

•	Petrochemicals & Fiber Intermediates: Para-Xylene (“PX”), Purified Terephthalic Acid (“PTA”), Monoethylene Glycol (“MEG”), Acrylonitrile (“AN”), Acetyls, Styrene Monomer (“SM”).

•	Industrial Chemicals: Phenol, Acetone, Bis Phenol A, Methyl Methacrylate (“MMA”), Nylon, Acrylates Intermediates

•	Specialty Chemicals: Detergent Intermediates and Oleochemicals, Polyurethanes, Colors & Functional Chemicals, Rosin, Aroma Chemicals

•	Life Science: pharmaceutical, medical, animal health and nutrition, food science, bio-business

•	Agri Science: crop protection chemicals (Herbicide, Insecticide, Fungicide, intermediates for these chemicals)

•	Fertilizer: Urea, Ammonium Sulfate, Phosphate Rock, Diammonium Phosphate, Fused Magnesium Phosphate, Potash

In petrochemical products areas, the unit’s main activities involve trading of the above-mentioned products in Japan and worldwide through extensive business relationships with manufacturers and customers such as Mitsui Chemicals, Inc., Toray Industries, Inc., Tosoh Corporation, Dow Chemical Company, BP p.l.c., and Bayer Aktiengesellschaft.

We have invested in manufacturing facilities and logistic facilities such as tank terminals in Houston, the United States, Ningbo, China, Bangkok, Thailand, Johor, Malaysia, and Merak, Indonesia. For example, we have:

•	a 19.25% equity share in a joint venture, International Methanol Company (Saudi Arabia), which commenced commercial operation with a production capacity of 1 million ton per annum of methanol at the end of 2004;

•	an ammonia producing subsidiary, P.T. Kaltim Pasifik Amoniak (Indonesia), which has a production capacity of 0.7 million ton per annum of ammonia; and

•	a shipping subsidiary, Daiichi Tanker Co., Ltd. (Japan), which has special type chemical tanker fleets.

This business unit has been successful in earning revenues by increasing market share in certain products such as Olefins, Aromatics and other Plastic Monomers. Moreover, the steady growth of demand for petrochemicals in the world, particularly in China and other Asian countries, is driving earnings for this unit.

During the past several years, most worldwide petrochemical companies have been struggling to survive through drastic restructurings which include the reorganization of their sales structures and mergers and acquisitions. However, despite the difficult environment for participants in the petrochemical market, we believe that we remain competitive with other Japanese general trading companies and plan to strengthen our market position by expanding our trade volume and market share. Our sales channels to various customers in diverse geographic areas enable us to make geographical and/or time swap arrangements. Our global logistics services network functions as a competitive advantage over other Japanese general trading companies in gaining more business transactions.

In the field of life science, this business unit handles pharmaceutical products, pharmaceutical intermediate and raw materials, food and feed additives such as amino acids and enzymes. Novus International, Inc. (United States), a feed additive manufacturing subsidiary, produces and sells amino acids. In addition, we focus on pharmaceutical manufacturing processes through Beta-Chem, Inc. (Japan), as well as on research, development and marketing in the field of biotechnology and agricultural chemicals.

This business unit has extended the distribution of agricultural chemical products worldwide through subsidiaries such as Mitsui Agri Science International sa/nv (Belgium) and Mitsui Agri Science International, Inc. (United States).

This business unit is engaged in import, export and offshore transactions involving various types of fertilizers and phosphoric acid derivatives. In addition, this business unit runs a fertilizer manufacturing subsidiary, Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

We look to expand our operations in China, which is strategically important for the future of this business unit. For example, in the field of food additives, we started commercial production of Sorbitol in October 2005, and Crystallized Glucose in February 2006 at the joint venture in Chang Chun together with Hong Kong’s Global Bio-chem Technology Group Co., Ltd.

Second Chemicals Business Unit

The Second Chemicals Business Unit has 20 subsidiaries and 15 associated companies and is engaged in sales, trade and production of the following commodities and related activities:

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

In the inorganic raw materials field, this business unit operates logistics systems and SCM systems for various industries in Japan and overseas. For example, we export sulfur, a byproduct of petroleum refining, to Asian countries, by operating specialized tankers.

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

While we have been expanding the logistics network of our salt business in China which complements our existing sea salt joint venture business in Shark Bay, Australia, Mitsui acquired a major share in the Onslow salt field in Australia in 2006. As a result, our annual salt production capacity increased to 3.8 million tons, which enable us to secure a stable supply for the chlor-alkali industry in Japan and other Asian countries.

This business unit produced and sold proprietary diesel particulate filters (“DPF”s) for buses and trucks, which were later found out to be non-conforming to the regulatory standards of the Tokyo Metropolitan Government and seven other municipal governments. With regard to DPF data falsification discovered during the year ended March 31, 2005 and Mitsui’s responsive measures, see “Item 5.A. Operating Results- Compensation and other charges related to DPF incident.”

In the plastics field, this business unit has traditionally handled various kinds of raw plastic materials and plastic products in domestic and overseas markets. This business unit has also handled newly developed electronic materials and products as well as SCM services. We expanded SCM services for printers and liquid crystal display panels as well as reinforced our resin compound operations in China, Southeast Asia, the United States and Europe.

With the focus of economic activity shifting to Asia, this business unit enhanced its business in China.

•	In 2003, this business unit established Mitsui Plastics Trading (Shanghai) Co., Ltd., an engineering plastics sales company.

•	In 2004, this business unit established Mitsui International Logistics and Trade (Suzhou) Co., Ltd., which provides logistics services as an export/import trading company in the Suzhou Industrial Zone, one of China’s national development regions. It handles specialty chemicals, gases, parts, and other materials used in semiconductors and liquid crystal displays.

This business unit has been making efforts in research and development activities. For example, with respect to development and commercialization of carbon nanotube and zeolite membranes, see “Item 5.C. Research & Development.”

In the plastic materials and products market where the scope of their usage is expanding, other Japanese general trading companies are our competitors. To maintain our competitiveness, specialized knowledge for each market and the capability to find the best technological and logistical solutions is essential.

Energy Segment

The Energy Segment is engaged in the trading, manufacturing, development and distribution of various energy-related products including: crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas (“LPG”), as well as natural gas and LNG.

This segment consists of one business unit, the Energy Business Unit, which has

•	22 subsidiaries, including Mitsui Oil Co., Ltd. (Japan), Mitsui Liquefied Gas Co., Ltd. (Japan), Kokusai Oil & Chemical Co., Ltd. (Japan) and Mitsui Oil (Asia) Pte. Ltd. (Singapore), Mitsui LNG Nederland B.V. (Netherlands), Mitsui E&P Middle East B.V. (Netherlands), Mitsui E&P Australia Pty Limited (Australia), Mitsui E&P New Zealand Limited (New Zealand), Mitsui Gas Development Qatar B.V. (Netherlands), Wandoo Petroleum Pty. Ltd. (Australia), and Mittwell Energy Resources Pty., Ltd (Australia); and,

•	10 associated companies, including Mitsui Oil Exploration Co., Ltd. (Japan), Kyokuto Petroleum Industries, Ltd. (Japan), Japan Australia LNG (MIMI) PTY. Ltd. (Australia) and Sakhalin Energy Investment Company Ltd. (Bermuda).

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥84.7 billion or 10.4% and ¥40.9 billion or 20.2% of our consolidated totals, respectively.

We are one of the world’s major oil traders based on our total trading volume of crude oil and petroleum products (excluding derivative products) which for the year ended March 31, 2006 amounted to approximately one fourth of Japan’s total imports of 5 million barrels per day on a consolidated basis. These trading operation are conducted by Mitsui, Mitsui Oil (Asia) Pte. Ltd. (Singapore) and Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong, China). This business unit has a 35% minority share in Westport Petroleum, Inc. (United States). In March 2006, we sold its entire shareholding in Arcadia Petroleum Ltd. (United Kingdom), formerly a subsidiary which had been actively engaged in crude oil trading, to a third party.

We are also engaged in domestic marketing and refining of oil and gas related products through Kyokuto Petroleum Industries, Ltd. (Japan), a refinery jointly owned (50:50) by the ExxonMobil Corp. Group and our oil sales subsidiary, Mitsui Oil & Gas Co., Ltd. (Japan).

The Energy Business Unit is engaged in numerous LNG, natural gas and oil development projects which require long lead-times for their development and implementation. We are involved in four LNG projects currently in operation:

•	Abu Dhabi Gas Liquefaction Limited in Abu Dhabi, in which we hold a 15% interest in LNG production and exporting activities, and which has some 5 million tonnes per annum LNG production capacity;

•	Northwest Shelf JV (“NWS JV”) in Australia, in which we hold an 8.33% interest in LNG production and exporting activities, and which has some 11.7 million tonnes per annum production capacity;

•	Qatar Liquefied Gas Company Ltd. in Qatar, in which we hold a 7.5% interest in LNG production and exporting activities, and which has some 9.6 million tonnes per annum production capacity. We also hold a 1.5% interest in Qatar Liquefied Gas Company Ltd. 3, which is expected to start production in mid 2009 with some 7.8 million tonnes per annum production capacity; and

•	Oman LNG L.L.C. in Oman, in which we hold a 2.77% interest in LNG production and exporting activities, and which has some 6.6 million tonnes per annum production capacity.

We participate in oil and gas related joint venture activities, typically as a “non-operator” minority equity holder. We have yet to accumulate sufficient technical knowledge and expertise to act as an operator of oil and gas projects. Operators are generally responsible for all operational aspects, which include the exploration, development and production of oil and gas resources. Therefore, given our non-operator status, we have limited or no control over the manner in which operations are conducted, including the timing and scheduling of the development, capital expenditures, production of the reserves, and the safety and environmental standards used in connection with these joint ventures.

However, it is our strategy as a general trading company to seek to diversify our investments in various countries and in a broad range of projects rather than acting as operators on few specific projects. Also see the discussion on our exploration, development and production of mineral resources and oil and gas in “Item 3.D. Risk Factors.”

In May 2006, the NWS JV delivered its first cargo to the LNG terminal in Guangdong, China. Also with respect to NWS JV, we made a final investment decision for the fifth train in June 2005 following the successful production start-up of the fourth LNG producing train in 2004. The capacity of this fifth train is planned to be 4.2 million tonnes per annum and is scheduled to begin in the latter half of 2008. As of June 2006, construction of the fifth-train project is progressing as scheduled. In Qatar, the debottlenecking work on the existing LNG facilities was completed in May 2005 and production capacity has increased to 9.6 million tonnes per annum in 2006. These new LNG producing capacities will supply both existing and new customers. An “LNG producing train” is a set of facilities in a liquefaction plant to produce LNG from natural gas. “Debottlenecking” refers to additional investment and modification work on the existing LNG producing plants or trains to increase their production capacity by eliminating the bottleneck in existing plants or trains that restrict production capacity.

In the Sakhalin II project, we hold a 25% interest in Sakhalin Energy Investment Company Ltd. (Bermuda). Since 1999, seasonal oil production continued from the Molikpaq facility on the Astokhskoye field, offshore Sakhalin Island. In addition, Sakhalin Energy Investment Co., Ltd. announced on May 15, 2003, that it would begin the Phase II development of the Sakhalin II Project. This announcement marked the beginning of the full-scale development of the Piltun-Astokhskoye oil field aimed at year-round crude oil production, and the Lunskoye gas field, including construction of a two-train LNG plant in the south of Sakhalin Island for export to the Asia Pacific LNG markets based on long-term contracts. At its peak, the facility is expected to produce 60 million barrels per annum of crude oil and 9.6 million tonnes per annum of LNG.

The total required funds for the Phase II development of the Sakhalin II Project is now estimated to be US$20 billion, double the original budget of US$10 billion, due to increased expenses related to changes in facility design and construction delays, as well as the rising procurement costs of labor and materials. Sakhalin Energy Investment Company has been making every effort to achieve the earliest possible start of LNG shipments, which is now scheduled in summer 2008, and to contain costs. Up to August 2006, we have seen the following developments:

•	The actual progress rate of the total project was about 76% as of end of June 2006.

•	Sakhalin Energy Investment Company also continued to progress the sale of the remaining unsold volumes of LNG. In June 2006, Tokyo Gas Co, Ltd. committed to purchasing additional volumes, taking overall sales of Sakhalin II LNG to 90% of designed production capacity.

On September 18, the Ministry of Natural Resources of the Russian Federation announced that it had made the decision to revoke its order issued in 2003 pertaining to the environmental approval of the Phase II Development of the Sakhalin II Project. While we can not definitely predict future development of this situation, Sakhalin Energy Investment Company Ltd. will continue to work with the relevant authorities to resolve the issue.

This business unit holds interests in other LNG projects which are under construction. We hold 8.5% interest in Equatorial Guinea LNG in Equatorial Guinea, which is expected to start production in the middle of 2007 with a production capacity of 3.4 million tonnes per annum. Through our subsidiary, Overseas Petroleum Corporation (Japan), we own a 1% interest in the Tangguh LNG project in Indonesia, which is expected to start production in 2008 with production capacity being 7.6 million tonnes per annum.

Identifying, exploring and developing oil and gas reserve prospects are key factors to success in this area. Our principal strategic region for this business are Australia, South East Asia and the Middle East.

During the year ended March 31, 2006, continuous near field exploration activities, together with water-flood operations, resulted in higher than budgeted oil production at the Block 9 oil fields in Oman by Mitsui E&P Middle East B.V. (Netherlands), and commercial production started at the Casino gas & condensate field offshore South Australia during February 2006 operated by Mittwell Energy Resources Pty. Ltd. (Australia), and a final investment decision to develop the Tui area oil fields offshore North Island of New Zealand by Mitsui E&P New Zealand Limited (New Zealand) was made by the joint ventures. Mitsui E&P New Zealand Limited subsequently increased its participating interest in the joint venture from 12.5% to 35%.

In March 2004, Mitsui E&P Australia Pty Limited (Australia) acquired a 40% interest in each of WA-28-L and exploration block WA-271-P located in the North West Shelf area in Australia, which together contained three undeveloped oil fields, Enfield, Vincent, and Laverda. The development of Enfield Oil Field has progressed according to schedule and budget and commercial production started in July 2006 with designed capacity of 100,000 barrel per day. The final investment decision for Vincent Oil Field located in the same block as Enfield was made in March 2006 with total development cost of approximately U.S. $720 million, which is expected to start production in 2008.

In April 2006, MitEnergy Upstream LLC (United States) was established by Mitsui, Mitsui & Co. (U.S.A.) Inc. and Mitsui Oil Exploration Co., Ltd., to acquire from Pogo Producing Company (“Pogo”) 50% share of an undivided interest in Pogo’s oil and gas leasehold assets offshore in the Gulf of Mexico. The purchase price amounted to ¥53.2 billion. More than half of total 85 blocks are currently producing oil and gas, with an approximate daily production capacity of up to 12,000 barrels of oil equivalent, thus we expect a relatively short payback period.

In May 2006, commercial production started at the Cliff Head oil field offshore Western Australia, and commissioning work started at the BassGas project (Yolla gas & Condensate field, offshore Victoria) both by Wandoo Petroleum Pty. (Australia).

Together with our associated company Mitsui Oil Exploration Co., Ltd. (Japan), we continue putting a high priority on expanding our oil and gas equity reserves. In March 2006, Mitsui agreed with Mitsui Engineering & Shipping Co., Ltd. to purchase 6% of the total issued shares of Mitsui Oil Exploration Co., Ltd. of which Mitsui held a 44.35% share prior to concluding the agreement. Mitsui initially purchased a 3% share at that time, and will purchase the remaining 3% share by March 2007, making Mitsui’s share in Mitsui Oil Exploration Co., Ltd. 50.35% of the total issued shares.

Mitsui Oil Exploration Co., Ltd. has been actively engaged in oil and natural gas exploration, development and production projects in Thailand and neighboring Southeast Asian countries as well as in the Middle East. For example, in June 2005, Mitsui Oil Exploration Co., Ltd. acquired Pogo’s Thailand assets, a 46.34% interest in the B8/32 Concession and the adjacent Block 9A Concession located in the Gulf of Thailand, jointly with a partner in Thailand. The purchase price was U.S.$820 million, of which Mitsui Oil Exploration Co., Ltd. contributed approximately 40%.

As a result, our oil and gas reserves increased to 688 million barrels of oil equivalent (“BOE”) at the end of March 2006, after offsetting the decrease through production of 32 million BOE during the year ended March 31, 2005. As of March 31, 2006, the proportion of proved developed reserves to proved developed and undeveloped reserves is approximately 28%, a relatively low level. See “Item 4.D. Property, Plants and Equipment—Oil and Gas Producing Activities” and “Supplemental Information on Oil and Gas Producing Activities” to the consolidated financial statements included elsewhere in this annual report on Form 20-F.

We are also exploring various emerging business opportunities in the energy industry. Mitsui expects bio-ethanol to be a crucial renewable fuel in the future, and we expect world demand to rise. In April 2006, Mitsui reached an agreement with Petróleo Brasileiro SA (“Petrobras”) to jointly carry out a feasibility study for promoting the production of bio-ethanol and related products in Brazil and for the marketing of such products in the international market. In the same context, we are involved in the electricity retail business in Japan through our wholly owned subsidiary, GTF Green Power Co., Ltd. (Japan), which has succeeded the business from our associated company, GTF Institute Co., Ltd. (Japan). We are exploring new business opportunities, including biomass energy, and intend to attempt power generation using renewable biomass fuel under GTF Green Power. Furthermore, we are promoting an oil sand production venture through a 4% share in Canada Oil Sands Co., Ltd.

The international markets for crude oil and petroleum products are highly competitive and volatile, as these commodities are traded on exchanges such as NYMEX in New York, IPE in London, and TOCOM in Tokyo. In

the worldwide trading business, we compete with international oil companies, national oil companies in oil producing countries and oil trading companies, including Japanese trading companies. In maintaining our competitive edge under these circumstances, it is critical for us to maintain good relationships with suppliers and customers as well as to mitigate price risks by utilizing hedging tools such as the futures markets. We are also active in seeking to secure long-term offtake contracts of petroleum and gas products such as fuel oil and condensate to be sold to Japanese utility and refining companies. Long-term offtake contracts are sales and purchase contracts for various commodities, such as crude oil and petroleum products, entered into by suppliers and buyers, or “offtakers”, of such commodities for one or more years. Concurrent with the offtake contracts, the sellers of such commodities usually enter into financing arrangements whereby the sales proceeds from such commodities are used to finance a related project. For example, on March 25, 2003, the Energy Business Unit entered into an offtake contract with PERUSAHAAN PERTAMBANGAN MINYAK DAN GAS BUMINEGRA (“PERTAMINA”), the national oil and gas company of Indonesia, and committed itself to “lift and pay” for petroleum products for a period of time. Concurrently, our Infrastructure Projects Business Unit was engaged in the structuring and the arrangement of debt financing with various lenders to provide a U.S.$200 million loan to PERTAMINA which would be utilized to build a facility at its existing Balongan Refinery to produce about 50,000 barrels per day of unleaded gasoline. PERTAMINA will supply us with the petroleum products from its existing refineries and the proceeds from the sales of these products will be used as the source of debt service for the U.S.$200 million loan.

In the domestic refining and marketing business for oil and gas related products, we have faced severe competition from domestic oil refining and distributing companies due to the structural surplus situation for refining capacity in Japan. Kyokuto Petroleum Industries, Ltd. (Japan), Mitsui Oil Co., Ltd. (Japan) and Mitsui Liquefied Gas Co., Ltd. (Japan), our core associated company and subsidiaries for domestic oil and gas refining and marketing business activities are in relatively sound financial situations owing to the extensive restructuring of inefficient assets and work force, and are pursuing efficient and competitive operations.

Japanese Government environmental regulations stipulate that sulfur content must be reduced to 10 parts per million (“ppm”) beginning in 2007 for diesel oil and in 2008 for gasoline. Major Japanese oil refineries and distributors voluntarily started to supply 10 ppm standard products beginning in January 2005, before the restriction came into effect. To maintain a competitive position in the market, Kyokuto Petroleum Industries, Ltd. elected to invest in new equipment to strengthen its sulfur removal capabilities. Transformation of its diesel oil equipment was completed in April 2005 and gasoline equipment is scheduled to be completed in March 2007.

With respect to oil and gas exploration and production (“E&P”) business, in our view, the key to success is to constantly increase, or at a minimum maintain, certain volumes of oil and gas reserve prospects as is the common practice for international oil and gas companies. However, despite our management’s intensive focus on expanding our E&P business activities, our oil and gas reserves are still far less than that of the national oil companies of oil producing countries and major oil and gas companies. Other Japanese companies that participate in E&P activities do not commonly disclose their proved oil and gas reserves. Based on the limited proved oil and gas reserves information of other Japanese E&P companies that are publicly available, we believe that we generally have higher amounts of proved oil and gas reserves as compared to most Japanese E&P companies. Accordingly, we believe that we are competitive with other Japanese E&P companies.

With respect to our LNG related operations, we have entered into various long term sales contracts, based on “take or pay” conditions, with customers such as Japanese utility companies. We believe the worldwide LNG business has been undergoing gradual structural changes since the late 1990’s as follows:

•

Exploration and development of natural gas and production of LNG require significant capital and financial commitments. Moreover, this involves a broad range of logistical and technological expertise, including linking suppliers to distributors and consumers while developing plants in order to efficiently extract and liquefy the natural gas for transportation and then re-gasifying the LNG. Up until the mid-1990’s, purchase commitments by buyers with full “take or pay” obligations for a period of 20 years or more had been an essential element for equity holders, distributors and sellers of LNG projects to make the capital and financial commitment to build LNG production facilities. These equity investors had resisted making a capital and financial commitment without being able to fully secure stable long-term purchase commitments. In recent years, however, equity holders of several LNG projects have been making investments without fully securing long-term purchase commitments from buyers.

•	Due to technological innovations in the last decade, LNG producers have successfully reduced capital costs with respect to the construction of LNG production plants and LNG vessels. Technological innovation has also enabled the producers to increase the design capacities of LNG production plants and LNG vessels allowing them to benefit from economies of scale. These technological developments allow LNG to be more competitive with other types of energy sources.

•	In response to the needs of LNG buyers, the LNG spot market has been expanding, whereby the percentage of spot trades in worldwide LNG contracts rose to 10.6% in 2005 from 1.3% in 1992.

•	In addition to the traditional core LNG markets in Japan, the Republic of Korea and Taiwan, the market is rapidly expanding in Europe and the United States. At the same time, new markets have been emerging in countries such as China and India due to an increasing demand for electricity. Considering the sizable economies of these countries and the increasing popularity of LNG as a “clean energy” source, the LNG market has been developing rapidly worldwide.

The recent structural changes in the LNG industry, including those mentioned above, continue to have a mixed effect on our business operations. For example, due to the reduction in capital costs from technological innovations, the emergence of the spot LNG market and other factors, not only has the LNG industry become more competitive among existing energy-related companies, but it has also seen an increase of new entrants.

Foods & Retail Segment

The Foods & Retail Segment consists of one business unit, the Foods & Retail Business Unit, which has 29 subsidiaries including MITSUI FOODS CO., LTD. (Japan), Wilsey Foods Inc. (United States), Mitsui Norin Co., Ltd. (Japan), DAI-ICHI BROILER CO., LTD. (Japan), Hokushuren Company Limited (Japan) and Retail System Service Co., Ltd. (Japan); and 14 associated companies including Mikuni Coca-Cola Bottling Co., Ltd. (Japan), Mitsui Sugar Co., Ltd. (Japan) and KADOYA SESAME MILLS INCORPORATED (Japan).

Gross profit for this segment for the year ended March 31, 2006 was ¥79.9 billion or 9.8% of our consolidated totals. This segment recorded a net loss of ¥3.2 billion or minus 1.6% of our consolidated total.

The Foods & Retail Business Unit engages in:

•	Import and domestic/offshore trade of wheat, barley, soybeans, corn, fats and oils, raw sugar, and rice;

•	Import and domestic/offshore trade of processed foods such as canned products, frozen foods and condiments, liquor, beverages such as coffee, tea and juice, dairy products, and foodstuffs such as marine products, animal products and vegetables;

•	Import and domestic trade of packaging, wrapping materials, and miscellaneous daily goods;

•	Manufacturer of beverages, beverage ingredients, boilers, and sugar-based products;

•	Domestic distribution and sales through the nationwide wholesaler subsidiary MITSUI FOODS CO., LTD. (Japan); and

•	Support services, such as supply chain management including logistics management, and product planning and development for retailers.

The Foods & Retail Business Unit is involved in a wide range of fields in a value chain of foods, from the global procurement of food material and production of food products to the traffic and wholesale of foods, packaging materials, and sundry goods.

To secure a source of foodstuffs and a stable supply we purchase grain, oilseeds, and raw sugar from the United States, Canada, Brazil, and Australia and sell them in Japan and other Asian countries. We sell coffee to Japan and the United States from production areas primarily in Brazil. We purchase raw materials for beverages, such as tea leaves and juice, marine products, animal products, and dairy products from major supply sources around the world and deliver them primarily to Japan. We are also engaged in domestic broiler chicken raising, processing, and sales through a subsidiary DAI-ICHI BROILER CO., LTD. (Japan).

We have positioned the United States as our main base of operations and the core of our global food supply strategy. In collaboration with Mitsui & Co. (U.S.A.), Inc., this business unit has developed and maintained the following buinesses:

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

Competition varies depending on products in the upstream areas of grain, feed, sugar and food materials, but is generally based on price or quality of products. Many Japanese general trading companies, international producers, and traders are competitors to varying degrees with respect to most of the food products we handle.

MITSUI FOODS CO., LTD. (Japan) plays a vital role in this unit’s wholesale operations. It is expanding its business activities to include general merchandise stores, supermarkets, convenience stores, and catering and restaurant chains throughout Japan, focusing on processed food and liquor transactions. The Foods & Retail Business Unit is developing and strengthening its nationwide distribution chain focused on MITSUI FOODS CO., LTD., including investments and business tie-ups from the parent company with regional wholesalers.

In the foodstuffs distribution field, the needs for reduced distribution costs, secure temperature-controlled supply, and faster delivery are becoming more sophisticated and diverse. To meet these changes, the Foods & Retail Business Unit is engaging in wholesale transactions with and providing support services to retailers. These include:

•	inventory management and procurement of foodstuffs, processed foods, and packaging based on sales information obtained from retailers; and

•	proposals for developing new products and services, and support in the form of traceability for securing food safety.

In April 2006, MITSUI FOODS CO., LTD. and Mitsui agreed with KOKUBU & CO., LTD., a major Japanese food wholesaler, to form a business alliance, which includes support by KOKUBU & CO., LTD. for improvement of management and operations of MITSUI FOODS CO., LTD. and cooperation in product categories to be reinforced by both companies.

Mitsui maintains a comprehensive alliance with Seven & i Holdings Co., Ltd., Japan’s nationwide diversified retailer. Seven & i Holdings Co., Ltd. operates shopping malls, general merchandise stores, supermarkets, convenience stores such as 7-Eleven, restaurant chains such as Denny’s, and financial service companies such as the IYBank, and opened SEVEN-ELEVEN (BEIJING) in April 2004.

Mitsui offers the following supply services to Seven & i Holdings Co., Ltd. through our domestic subsidiaries, such as MITSUI FOODS CO., LTD., Retail System Service Co., Ltd. and VENDOR SERVICE CO., LTD.

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

To strengthen our business ties, the Foods & Retail Business Unit purchased ¥10 billion of Ito-Yokado Co., Ltd. shares and ¥40 billion of Seven-Eleven Japan Co., Ltd. shares. The Ito-Yokado Group established a new holding company, Seven & i Holdings Co., Ltd., on September 1, 2005, and the shares that we acquired are equal to roughly 1.2% of Seven & i Holdings Co., Ltd. outstanding shares.

Our competitors in the wholesale and retail businesses are mainly general trading companies in Japan. In the traffic area, our competitors are also traffic companies that operate third-party logistics. In domestic wholesaling, there is fierce competition among suppliers, and we are making efforts to increase revenues and reduce logistics costs by achieving better economies of scale through mergers and acquisitions from time to time.

Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment

This segment is comprised of the Lifestyle Business Unit; the Consumer Service Business Unit; and the Information, Electronics and Telecommunication Business Unit.

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥128.4 billion or 15.7% and ¥17.5 billion or 8.6% of our consolidated total, respectively.

This segment owns 44 subsidiaries including:

•	Mitsui Bussan Inter-fashion Ltd. (Japan) in the Lifestyle Business Unit;

•	Bussan Real Estate Development Co., Ltd. (Japan), MBK Real Estate Ltd. (United States), Mitsui Bussan House-Techno, Inc. (Japan) and CABLENET SAITAMA CO., LTD. (Japan) in the Consumer Service Business Unit; and

•	Telepark Corp. (Japan), NextCom K.K. (Japan), TOYO Officemation, Inc. (Japan) and Mitsui Electronics Inc. (Japan) in the Information, Electronics and Telecommunication Business Unit.

And it has 42 associated companies including:

•	ALCANTARA S.p.A. (Italy), Nippon Brunswick Co., Ltd. (Japan) in the Lifestyle Business Unit;

•	QVC JAPAN INC. (Japan), AIM Services Co., Ltd. (Japan) and Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) in the Consumer Service Business Unit; and

•	Nihon Unisys, Ltd. (Japan), Moshi Moshi Hotline, Inc. (Japan) in the Information, Electronics and Telecommunication Business Unit.

Lifestyle Business Unit

Effective April 1, 2004, the former Textile & Fashion Unit and the former General Merchandise Unit were integrated into a single business unit named the Lifestyle Business Unit.

Together with 11 subsidiaries and 18 associated companies, the Lifestyle Business Unit is engaged in domestic, import, export and offshore trading and manufacturing of the following materials and products, as well as related services and investments:

•	apparel products, including development and manufacturing of those products; and brand merchandize-related businesses including equity participation in joint ventures with brand owners and brand licensing;

•	textile raw materials and fabrics; and technical collaboration in these products field;

•	non-apparel products such as interior and living items and consumer goods; and

•	industrial materials such as pulp and paper.

In the fashion field, we actively provide innovative services to accommodate new developments in the fashion and apparel markets. Our main business activities are divided into two categories:

•	original equipment manufacturing (“OEM”) business for domestic apparel manufacturers; and

•	business transactions involving branded luxury and accessible luxury products from Europe and the United States for the Japanese market as well as brand licensing businesses in Japan.

In the field of apparel and OEM, we play active roles at various stages in the value chain, including design, planning and procurement of materials as well as sewing and processing. To meet our goals of minimizing costs and enhancing quality, we work with apparel makers and related companies to select the optimal materials and processing centers from the wide variety of choices available in Japan, Europe, the Americas, Asia and other areas.

We regard China as an important manufacturing base and also a significant consumer market as well. To further strengthen our OEM business capabilities and our provision of support services, we utilize our subsidiaries and associated companies such as Mitsui Bussan Inter-Fashion Ltd. (Japan) and Alta Moda International Ltd. (Hong Kong), both of which offer well-organized manufacturing process management led by experts hired specially for that role.

With respect to brand businesses in Japan, we are engaged in both license and import business transactions involving internationally well-known branded merchandise from Europe and the United States such as Burberry, Paul Stuart, Trussardi, Valentino, Max Mara, Etro and Juicy Couture. In the case of license agreements we enter into with the respective European and American licensors, we sublicense certain rights including, but not limited to, marketing and manufacturing rights to apparel makers and wholesalers, while we retain the exclusive distributorship rights. We, if necessary, establish joint venture subsidiaries with such European and American brand owners to control license arrangements or to distribute imported products in order to establish well controlled nationwide sales network composed of wholesalers, department stores, specialty-stores or our own retail outlets.

In brand businesses, our competitors are other general trading companies and apparel specialty traders including Itochu Corporation and Mitsubishi Corporation. The keys to maintain our competitiveness are to raise the value of the brand which we promote in the market and to increase the number of valuable brands we deal with.

In consumer goods fields, this business unit is engaged in the trading, production, processing and distribution of various goods such as general household and consumer goods, light industrial machinery and supplies, medical equipment and office automation systems as set forth below:

•	We supply a wide range of top-quality consumer goods imported from around the world, which include high-quality Sonicare ultrasonic toothbrushes, Brunswick bowling equipment and systems, MAGLITE handy flashlights, and top-of-the-line Lladro porcelain;

•	We trade woodchip and pulp, furthermore, we develop several afforestation projects in Australia, some of which are jointly promoted with several Japanese partners including paper manufacturing companies; and

•	As for paper and ceramic products, we closely partner with Japanese manufacturers and participate in joint venture operations in China to sell products there and export them from China, as well as handling products in and from Japan.

In the business area of consumer goods such as sporting and leisure goods, continuous changes in lifestyles require new business models which reflect such changes. Accordingly, we seek to locate new materials and new suppliers, arrange effective distribution methods and develop attractive brand names. Such efforts are realized through a combination of our human and organizational network and industrial expertise.

Consumer Service Business Unit

Major business areas of this business unit, including 18 subsidiaries and 16 associated companies, consist of the following:

•	real estate development including construction, sale and leasing of houses, condominiums, commercial facilities, senior housing and office buildings and related construction material businesses;

•	media-related service business including broadcasting, content service, television shopping channels, software service, amusement business and Internet-based marketing service;

•	outsourcing services including catering, uniform rental, building maintenance, and temporary personnel service, child care service;

•	medical service and health care related businesses such as nursing care-related services, clinic facilities and medical related information service.

Real estate development businesses include the following activities:

•	Mitsui engages in development of condominium and commercial property in the Tokyo metropolitan area. Mitsui Bussan House-Techno, Inc. (Japan) has been engaged in construction and marketing of high-end home units under the Mitsui House brand, however, due to shrinking market in Japan, it decided to withdraw from the business in July 2006.

•	MBK Real Estate Ltd. (United States) handles the development and sale of unit houses and senior housing properties in the California market, as well as commercial properties on the West Coast of the United States.

•	Our associated company Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) supplies construction materials in the domestic market.

•	In March 2005 we jointly established Mall & SC Development, Inc. (Japan) with Ito-Yokado Co., Ltd. to pursue the development and management of shopping malls and shopping centers.

In the media-related service business, as a consumer service and content provider, we provide television shopping services operated by an associated company, QVC Japan, Inc. (Japan), which was established jointly with QVC Inc. of the United States; and an entertainment and educational channel for children and parents operated by Kids Station Inc. (Japan), our subsidiary, both of which are delivered over cable or digital satellite broadcast networks.

In the outsourcing businesses, AIM Services Co., Ltd. (Japan), an associated company jointly established with ARAMARK Corporation in the United States, has provided a variety of service in Japan since 1976. Major parts of its businesses are food service and support services for companies and schools as well as those for hospitals and social welfare facilities. In December 2005, it acquired a 100% share of MEFOS Ltd, a provider of hospital food services, which strengthened its business base in the market where competition is increasingly fierce. Moreover, it is engaged in refreshment and support services for offices, and provides services of design, cleaning and facilities management, linen supply, uniform rental and contract staffing to dining facilities.

We are in the process of cultivating new opportunities in medical services through our subsidiary, Medivance Co. (Japan), Ltd. In August 2005, we also founded an associated company venture with

Recruit Co., Ltd., which provides a healthcare information service on the Internet. This segment also made 5% equity participation in and formed an alliance with Duskin Co., Ltd., which is engaged in cleaning services, food services and nursing care services nationwide.

Information, Electronics and Telecommunication Business Unit

The Information, Electronics and Telecommunication Business Unit is involved in information technology services and solutions. These are delivered through the unit’s 15 subsidiaries and 8 associated companies established in the following five major fields:

•	network and systems integration (“NI/ SI”) businesses;

•	mobile communication businesses including sales agency of mobile handset and telecommunications lines; and development and sales of mobile content;

•	business process outsourcing services including enterprise information management and call-center services;

•	semiconductors related businesses including sales agency for semiconductor chips, semiconductor manufacturing equipments and semiconductor inspection equipments; and

•	display related businesses including export and trading of flat-panel displays and parts.

In the field of NI/SI businesses, NextCom K.K. (Japan), a subsidiary and Nihon Unisys, Ltd. (Japan), an associated company both listed on the Tokyo Stock Exchange, provide integrated solutions to a wide range of customers.

•	NextCom K.K. provides services, such as consultation, designing, building and operation of network systems including self-developed systems, to a wide range of business enterprises including telecommunications carriers, government offices, local municipalities and public bodies engaged in healthcare and education. NextCom K.K. is also engaged in planning and development of network systems which are equipped with voice recognition technology and typically used by call centers. It is also involved in high-secruity systems, for example automatic billing systems used by pay-TV broadcasters. In December 2004, following the merger of NextCom K.K., a former associated company, BSI Co., Ltd., a software development and marketing subsidiary, and ADAM NET Ltd., a data telecommunications equipment marketing subsidiary, NextCom K.K. remained as the surviving company among them and became a subsidiary.

•	Nihon Unisys, Ltd. is engaged in designing and building of computer systems, business process outsourcing services, support services and other peripheral services as well as sales of computer systems, including both hardware and software. These services are provided to business enterprises in the financial, manufacturing and distribution and public sectors. Mitsui owns a 32.4% voting interest in Nihon Unisys, Ltd. as of March 2006. Unisys Corporation in the United States, which formerly held the same equity stake as Mitsui, sold its entire shareholding in Nihon Unisys, Ltd. in March 2006, and Mitsui has since been its single largest shareholder.

We are promoting various mobile communication businesses through alliances with domestic cell phone service providers and manufacturers. Telepark Corp. (Japan) is a core subsidiary in this field. Telepark Corp. is one of the major agencies in Japan for cell phone subscription as well as a retailer and distributor of cell phone handsets. It sold 3.2 million cell phones for the year ended March 31, 2006. It has also acted as agent for subscription of fixed telecommunications lines, including broadband connections. Telepark Corp. is listed on the Tokyo Stock Exchange. Telepark Corp. was established in 2001 following the merger of three Mitsui subsidiaries that were established in 1990s and engaged in sales agency of telecommunications lines and related businesses.

The market for business process outsourcing services has been expanding in Japan. We have positioned this market as a crucial business field and have promoted businesses through a subsidiary, TOYO Officemation, Inc. (Japan), and an associated company, Moshi Moshi Hotline, Inc. (Japan). TOYO Officemation, Inc. (Japan),

which has been engaged in distribution of information processing devices such as optical character readers (“OCR”) and information input devices, has recently focused on enterprise information management such as customer information input, management and operation. Moshi Moshi Hotline, Inc. (Japan) is one of the Japan’s major providers of call centers and related outsourcing services. It had been our subsidiary when we established it along with contributions from other eleven investors. Moshi Moshi Hotline, Inc. later went public on the over-the-counter market and is now listed on the Tokyo Stock Exchange. Our voting interest is 34.3%.

In the field of electronics products, Mitsui Electronics Inc. (Japan) acts as a sales agent for semiconductor related devices, semiconductor manufacturing equipment and semiconductor inspection equipment. In recent years, particularly, Mitsui Electronics Inc. (Japan) has focused on providing semiconductor related products and services to Japanese customers who are shifting their production bases to China. We have also been engaged in export and trading of flat-panel displays and parts. We set up a joint venture company in Shanghai to market the strategic products of SVA (GROUP) CO., LTD., a Chinese electronics manufacturer, in China and worldwide.

This business unit is dependent on the operating results of our subsidiaries and associated companies, most of which are located in Japan, where technological development is rapid and competition is fierce. Our important function involves business incubation of IT related products and services, which is ordinarily promoted along with market development and expansion as is the case with Telepark Corp. and Moshi Moshi Hotline, Inc.

This business unit acknowledges that businesses represented by the concepts of “convergence of telecommunication and broadcasting” and “outsourcing services” are gaining importance on the back of advancing communications technology and increasing demand for more sophisticated content. From this viewpoint, the business strategies of this business unit include such ones close to those extended by the Consumer Service Business Unit.

Logistics & Financial Markets Segment

The Logistics & Financial Markets Segment is engaged in transportation and logistics services, insurance and financial business in Japan and abroad.

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥51.4 billion or 6.3% and ¥13.4 billion or 6.6% of our consolidated totals, respectively.

This segment is composed of the Financial Markets Business Unit and the Transportation Logistics Business Unit, and has 36 subsidiaries including:

•	in the Financial Markets Business Unit, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), Mitsui & Co. Precious Metals, Inc. (United States), Mitsui Bussan Futures Ltd. (Japan); and

•	in the Transportation Logistics Business Unit, Nitto Logistics Co., Ltd. (Japan), Mitsuibussan Insurance and Consulting Co., Ltd. (Japan), Tri-Net (Japan) Inc. (Japan).

This segment has 5 associated companies including Mitsui Leasing & Development, Ltd. (Japan) and Quintiles Transnational Japan K.K. (Japan) in the Financial Markets Business Unit.

Financial Markets Business Unit

This business unit has 24 subsidiaries and 2 associated companies and is engaged in the following business activities:

•	dealing in derivative financial instruments such as foreign exchange and financial futures, and trading of and investment in debt and equity securities;

•	trading in precious metals, non-ferrous metals listed on the London Metal Exchange and derivative commodity instruments for energy, agricultural foods and other commodities;

•	financial equity investments including principal investment and venture capital operation;

•	real estate investment trust (“REIT”) related businesses;

•	development, origination and sales of financial products, investment in and portfolio management of financial products; and

•	leasing businesses

Mitsui and its subsidiaries such as Mitsui & Co. Precious Metals, Inc. (United States) are engaged in trading and brokerage in precious metals, non-ferrous metals listed on the London Metal Exchange and derivative commodity instruments for energy, agricultural foods and other commodities. We are also engaged in sales and marketing of various derivative and financial instruments of our own development to investors and market participants. Mitsui & Co., Energy Risk Management Ltd. (United Kingdom), which we established in March 2002, enjoyed growth in derivative trading operations, mainly of crude oil and natural gas related commodities. Japan Alternative Investment Co., Ltd. (Japan) began operations in April 2002, acting as placement agent for alternative investment products, such as hedge funds, private equity funds and commodity funds. Mitsui Bussan Futures Ltd. (Japan) is a domestic subsidiary engaged in the future commodities brokering including precious metals and other commodities such as foods and oil products.

In June 2004, Mitsui and Quintiles Transnational Corp. agreed on Mitsui taking a 20% shareholding in Quintiles Transnational Japan K.K. (Japan), in a transaction designed to accelerate the growth of Quintiles Transnational Japan K.K. Quintiles Transnational Corp. is a major worldwide company, providing outsourcing services in the pharmaceutical industry. This transaction fit well with our goal of investing in first-class international companies in the healthcare and outsourcing service industries and, in particular, enhancing those companies’ Japanese operations. This business unit is also engaged in venture capital business through subsidiaries such as MVC Corporation (Japan).

In July 2004, this business unit formed Mitsui & Co., Logistics Partners Ltd. (Japan), as an asset management company for REITs that specialize in the management of investments in warehouses and distribution centers. In May 2005, we completed the listing of Japan’s first logistics facilities related REIT, Japan Logistics Fund Inc. on the Tokyo Stock Exchange.

This business unit has 40.63% participating interest in Mitsui Leasing & Development, Ltd. (Japan), a leasing company with its strengths in leasing of information-processing equipments and large scale equipment, as well as industrial machinery, aircrafts and ocean vessels.

Transportation Logistics Business Unit

The Transportation Logistics Business Unit provides sophisticated, high value added logistics services to customers leveraging its longstanding experience in offering such services groupwide. This business unit also seeks the development of new business domains through integrating logistics, financial and information technology.

Together with 12 subsidiaries and 3 associated companies, this business unit is engaged in the following business activities:

•	international and domestic transport services including transportation of plants and other special cargos, tramper shipping, and airfreight;

•	warehousing and port services; operation, construction and management of warehouses and harbor facilities;

•	insurance agency and insurance consultation;

•	solutions services for logistics, including SCM; and

•	establishment and operation of REITs which invest in logistics facilities.

In the international and domestic transport services field, we have established 5 core subsidiaries including Tri-Net (Japan) Inc., which cover our operations in Japan, the Americas, Europe, South East Asia, and China, respectively. Each of those subsidiaries collaborates with the Head Office and overseas trading subsidiaries worldwide, and provides international transportation services mainly using marine containers. They also provide international combined transportation services by integrating land, sea and air transportation . In the tramper business, they provide transportation services for power and chemical plant projects and bulky cargoes such as coal, grain and fertilizers.

We have been making investments to expand our logistics businesses in the BRICs countries, the Middle East and other emerging markets. For example, in January 2006 we acquired a 25% equity stake in BALtrans Holdings, Ltd. (Hong Kong, China) which is listed in Hong Kong Stock Exchange and maintains 14 distribution bases in Main Land China.

In the field of warehousing, distribution and port service related business within Japan, this business unit has Mitsui Bussan Logistics Co., Ltd. as a holding company for three domestic subsidiaries, KYOGI WAREHOUSE CO., LTD. (Japan), Nitto Logistics Co., Ltd. (Japan) and TOSHIN SOKO KAISHA, LTD. (Japan). For example, Nitto Logistics Co., Ltd. conducts joint operations with a domestic specialty store retailer of private label apparel for outsourced production and inventory management. It provides information processing functions so that its customers optimize their logistics transactions.

This business has a subsidiary, Mitsuibussan Insurance and Consulting Co., Ltd. (Japan), as an insurance agency. In addition, the business unit has acquired insurance companies for captive insurance and operates subsidiaries which are engaged in this business field, including Insurance Company of Trinet (USA), Inc. This business unit also maintains consulting services on a variety of insurance issues, by taking advantage of the experience and know-how in risk management of this business unit.

In collaboration with the Financial Markets Business Unit, this business unit promotes logistics-related real estate property REITs. This unit intends to increase the assets for such REIT programs, seeking opportunities for the development of facilities, brokerage in properties and tenants.

Americas Segment

The Americas Segment trades in various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc., or Mitsui U.S.A., manages the business of the segment as the center of the regional strategy. Effective April 2006, following the introduction of our regional business unit system, the Americas Business Unit was formed which consists of those trading subsidiaries operating in this region. The Chief Operating Officer of this business unit has been delegated an authority of operations within the region.

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥61.6 billion or 7.5% and ¥12.6 billion or 6.2% of our consolidated totals, respectively.

This segment consists of 9 trading subsidiaries including Mitsui U.S.A., Mitsui & Co. (Canada) Ltd., Mitsui Brasileira Importacao e Exportacao S.A., Mitsui Chile Ltda., and 30 other subsidiaries owned mainly by Mitsui U.S.A., including Mitsui Steel Holdings, Inc., Portac Inc., Channel Terminal Corp., Westport Petroleum Inc., Mitsui Tubular Products, LLC. and Mitsui Comtek Corp. and 2 associated companies.

Mitsui U.S.A. is our largest overseas subsidiary, and carries out many diversified business activities together with our subsidiaries and associated companies, in collaboration with the operating segments of the Head Office in Japan. Mitsui U.S.A. has been leading our entry in the U.S. market, and we believe that Mitsui U.S.A. is one of the major exporters of American products.

Mitsui U.S.A. has its corporate head office in New York City. Other offices are located in Cleveland, Detroit, Houston, Los Angeles, Nashville, Portland, San Francisco, Seattle and Washington, D.C. Business activities of Mitsui U.S.A.’s major operating divisions are as follows:

•

The Iron & Steel Products Division maintains alliances with steel mills, steel processors, and customers in the U.S. and other countries. Working closely with solution providers, it specializes in SCM of steel products, manages inventory and process arrangements. This division has been focusing on business activities through subsidiaries such as Mitsui Steel, Inc. for steel product sales and demand chain management (“DCM”) services, Mitsui Steel Holdings, Inc which holds Mi-Tech Steel Inc., a steel service center, PK U.S.A., Inc., an automotive steel stamping, Hannibal Industries, Inc., a steel tube and pallet rack manufacturing operator, Champions Pipe & Supply, a pipe distributor, and MTP LLC, a pipe sales entity.

•	The Iron & Raw Materials and Non-Ferrous Metals Division specializes in iron and steel raw materials, coal, primary aluminum, aluminum alloy, copper cathode, and non-ferrous metals. The division is supported by relationships with subsidiaries jointly held with the Head Office, for example, Raw Materials Development Co., Ltd., in which the division has an equity share of 20%.

•	The Power, Transportation & Plant Projects Division deals in power, energy, transportation, and industrial and infrastructure projects in the Americas through close coordination with the Head Office. In addition, subsidiaries such as Hydro Capital Corp. for waste water treatment projects in Mexico and MIT Wind Power, Inc. for wind power generation in Texas are engaged in this business field.

•	The Machinery Division deals in motor vehicles, ship and marine projects, aircraft and construction and industrial machinery. The Division works closely with United Auto Group, Hino Motors, Chevron, Modec International, Embraer, JetBlue and Komatsu. Particularly, its activities are focused on investment in distribution & retails of automobile and construction machinery, outdoor power equipment, newbuilding ship tonnage provider to oil major and shipping companies, and aircraft leasing for growing regional airlines.

•	The Organic Chemicals Division and the Plastics & Inorganic Chemicals Division are engaged in the domestic and international trade of various organic and inorganic chemicals and chemical intermediates, plastic resins, compounds and final products, pharmaceutical intermediates, food additives, fertilizer and crop protection chemicals, and petrochemicals. For example, this division has a subsidiary, Channel Terminal Corp., which is engaged in the chemical tank leasing business. Recent development of this division toward a new business is an acquisition of CornerStone Research & Development Inc., which focuses on processing and packaging of healthcare foods and suppliments.

•	The Energy Division specializes in the global trading of petroleum products, including crude oil, heavy oil and petroleum coke, as well as the importation of LNG. This division has a subsidiary, Westport Petroleum, Inc., in which Mitsui U.S.A. has 65.0% equity share. The remaining share is owned by the Head office. Westport Petroleum, Inc. is engaged in sales, trading and commercial and operational services to the energy industry with respect to pipeline and cargo trading of petroleum products throughout the United States and major international energy markets. These transactions by Westport Petroleum, Inc. account for a significant portion of our revenues from sales of products groupwide.

•	The Foods and Retail division deals in grain, coffee, foods materials and other foods products. This division has a subsidiary, United Grain Corp, which forms United Harvest, LLC, a joint venture with CHS Inc. for export facility operations for wheat and barley, and also has 20% minority interest in WILSEY FOODS INC. See also “Foods &Retail Business Unit” for business collaboration with CHS Inc. Additionally, Mitsui Foods Inc. is specialized in the import food distribution business.

•	The Life commerce division focuses on consumer-oriented business development. This division has a subsidiary, Portac, Inc., a lumber mill, which produces dimension lumber and specialty items for U.S consumption and export. In other areas, the division has an equity share in MBK Real Estate Ltd., a real estate subsidiary jointly held with the Head Office and engaged in development and homebuilding services.

Europe Segment

The Europe Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries in Europe and Africa. Mitsui & Co. Europe PLC (“Mitsui Europe”) is authorized to manage the business of this segment as the center of its regional strategy. In addition, this segment carries out diversified business activities in collaboration with the operating segments of the Head Office. Effective April 2006, following the introduction of our regional business unit system, the Europe Business Unit was formed which consists of those trading subsidiaries in this region. The Chief Operating Officer of this business unit has been delegated an authority for operations within the region.

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥22.4 billion or 2.7% and ¥4.9 billion or 2.4% of our consolidated totals, respectively.

As of March 31, 2006, this segment consisted of 10 trading subsidiaries, including Mitsui Europe, Mitsui & Co. UK PLC, Mitsui & Co. Deutschland GmbH, 6 subsidiaries and 6 associated companies.

Mitsui Europe, our wholly-owned subsidiary with its head office in London, manages the overall business activities in Western Europe, Africa, Central, Eastern Europe and Turkey through its 9 operating subsidiaries, 10 branch offices and liaison offices. Mitsui Europe collaborates with our subsidiaries and associated companies of other operating segments.

In April 2005, this segment reorganized its internal structure. Before the change, each of those operating subsidiaries independently reported to the Managing Director of Mitsui Europe, with the result that their business plans and operations tended to be limited to specific countries. In order to accelerate business development based on a product strategy that encompasses the whole of Europe, this segment introduced a Business Division System within Europe, in which Divisional Operating Officers oversee operations by products and services in the region and directly report to Managing Director of Mitsui Europe.

Recently, the major parts of business in this segment have been sales and trading in steel products, chemicals and machinery. For example, this segment provided assistance services for SCM of steel products procured by Norsk Hydro ASA. In the chemical business, this segment has been engaged in sales and trade in various chemical products and materials supported by our global network and relationship with large scale manufactures including Bayer Aktiengesellschaft. In machinery business, for Mitsui’s worldwide power plant and industrial plant and transportation projects, this segment has provided assistance service in collaboration with European manufacturers such as Siemens Aktiengesellschaft.

Over the years, in Central and Eastern Europe, we have established trading subsidiaries and representative offices to expand business opportunities in the region, and have continuously participated in joint ventures, mainly with Japanese manufactures. In connection with the enlargement of European Union, Japanese automobile, electric and chemical manufactures are rushing to set up operations in the region. We are collaborating with them by taking advantage of our existing business bases.

During the year ended March 31, 2006, we entered a joint operation with Arcelor S.A., a European steel maker, which was merged to Arcelor and Mittal Steel Company N.V, to supply steel sheet to Japanese automobile and automobile parts manufacturers.

Asia Segment

In order to develop new business opportunities emerging with the development of network economies based around China, the ASEAN countries and India, we introduced an Asian Regional Managing Directorship system. Broad authority and responsibility to manage our businesses throughout non-Japan Asia is delegated to the Regional Managing Director, Asia starting in the year ended March 31, 2006. Effective April 2006, following the introduction of our regional business unit system, the Asia Business Unit was formed and consists of the trading subsidiaries, branches and liaison offices in this region. The Chief Operating Officer of this business unit has been delegated an authority for operation within this region.

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥27.4 billion or 3.4% and ¥9.3 billion or 4.6% of our consolidated totals, respectively.

China

China has been a focus of recent global attention, with 9.9% and 10.1% growth in gross domestic product in 2005 and 2004, respectively, as a result of its accession to the WTO and a growing reputation as an efficient and cost effective manufacturer of goods. We have been increasing our operations in, and shifting management resources to, Greater China, which includes mainland China, Hong Kong and Taiwan, in order to expand and strengthen our business operations involving products such as automobiles, consumer products, IT, electronics, energy and metals, while reinforcing our transportation and logistics services.

Our presence in China is comprised of ten local subsidiaries, including Mitsui & Co., (China) Ltd., an investing company in Beijing and six subsidiaries in China’s bonded areas including Mitsui & Co. (Shanghai) Ltd. as well as Mitsui & Co. (Hong Kong) Ltd. In addition, we have established representative offices in 13 cities in China as of March 2006.

In September 2005, Mitsui received approval from the Chinese Ministry of Commerce to establish three wholly owned trading companies, permitting us to conduct import and export and wholesale trade domestically within China, which would enable us to trade in a broader range of products, including valueadded services in finance and logistics. Thus, Mitsui & Co. (China) Trading Ltd. and Mitsui & Co. (Guangdong) Ltd. were established in 2005 and started operations.

Mitsui & Co., (China) Ltd. has made investments jointly with the business units of the Head Office in critical joint ventures in China. Among others, we place a high priority on establishment of logistic network within China. For example:

•	In March 2003, we entered into a comprehensive strategic alliance with China Postal Logistics Co., Ltd. Through this alliance, we are in a position to utilize the facilities and distribution networks of China’s postal service, the China State Post Bureau.

•	Mitsui International Logistics and Trade (Suzhou) Co., Ltd., in which Mitsui & Co., (China) Ltd. has minority share, has the right to conduct import and export under our own name outside a bonded area.

ASEAN Region

In the ASEAN region, overseas offices including the Singapore, Kuala Lumpur and Manila branches, trading subsidiaries including Mitsui & Co., (Thailand) Ltd., Mitsiam International Ltd. (Thailand), PT Mitsui Indonesia (Indonesia) and associated companies jointly collaborate with the Head Office and engage in various business activities involving, among other things, chemical and metal products and industrial type projects. Such industrial projects are referred to in the discussion of business activities of the Infrastructure Projects Business Unit above. With the Head Office, these branches and trading subsidiaries jointly establish various subsidiaries and participate in joint ventures formed with the third parties.

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

Other Overseas Areas Segment

This segment includes all of our region-based subsidiaries, liaison offices and affiliated companies excluding those in our Americas, Europe and Asia Segments. The subsidiaries, liaison offices and associated companies in this segment are located primarily in Oceania, the Middle East, and CIS. The Overseas Areas Segment is engaged in business activities that are essentially similar to that of Mitsui. We conduct business activities in all industry sectors based on our specialized knowledge particular to that region.

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥4.9 billion or 0.6% and ¥14.3 billion or 7.1% of consolidated totals, respectively.

Oceania

In Australia, Mitsui & Co. (Australia) Ltd. is active in the development of minerals such as iron ore and coal, energy and agricultural exports in collaboration with corresponding operating segments, mainly in the Head Office. As described in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and the Energy Segment above, Australia is a critical geographic area in our corporate strategy. Mitsui & Co. (Australia) Ltd. participates in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia) with equity shares of 20% and 30%, respectively.

The Middle East

In the Middle East we have established trading subsidiaries Mitsui & Co., Middle East Ltd. (United Arab Emirates), Mitsui and Co.(Middle East) B.S.C.(c) (Bahrain), Mitsui and Co., Iran Ltd. (Iran) and Mitsui and Co. Kuwait W.L.L.(Kuwait). Mitsui & Co., Middle East Ltd. owns offices in United Arab Emirates, Qatar and Oman. Mitsui has 10 representative offices in the Middle East countries including Saudi Arabia. These trading subsidiaries and offices in the Middle East collalorate with the Head Office primarily in the field energy development and production and projects of petrochemical plants and power plants.

All Other Segment

The operations of the All Other Segment include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit and net income for this segment for the year ended March 31, 2006 were ¥7.1 billion or 0.9% and ¥11.2 billion or 5.5% of our consolidated totals, respectively.

The All Other Segment has 11 subsidiaries and 1 associated company. The activities of major subsidiaries in this segment are as follows:

•	Mitsui & Co. Financial Services Ltd. is engaged in financial services such as commercial loan and cash management services, mainly provided to domestic subsidiaries and associated companies.

•	Mitsui & Co., Asia Investment Ltd. (Singapore) is engaged in-house financial services in the South East Asian region.

Principal Markets

We are involved in the worldwide trading of various commodities. The following table provides a breakdown of our revenues by commodity type for the years ended March 31, 2006, 2005 and 2004.

	In Billions of Yen
	Years Ended March 31,
	2006	2005	2004
Revenues(1),
Distribution by Commodity:
Iron and Steel	¥523.7	¥407.1	¥312.9
Non-Ferrous Metals	102.1	161.4	157.2
Machinery	368.0	264.9	301.3
Electronics & Information	164.9	144.7	119.8
Chemicals	886.7	729.1	520.1
Energy	1,360.5	1,035.1	954.7
Foods	424.6	473.6	389.5
Textiles	42.4	43.0	32.8
General Merchandise	78.8	96.1	84.8
Property and Service Business	163.8	139.6	97.4

Consolidated Total	¥4,115.5	¥3,494.6	¥2,970.5

Notes:

(1)	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2005 and 2004 have been reclassified to conform to the current year presentation.

The following table shows our total trading transactions in each of our major markets for the years ended March 31, 2006, 2005 and 2004.(1)(2)(3)

	In Billions of Yen
	Years Ended March 31,
	2006	2005	2004
Japan	¥8,554.6	¥7,719.4	¥7,177.1
United States	1,265.0	1,090.9	831.3
United Kingdom	174.6	200.4	159.7
China	709.3	607.9	421.1
All Other	4,182.2	3,965.3	3,681.9

Consolidated Total	¥14,885.7	¥13,583.9	¥12,271.1

Notes:

(1)	Total trading transactions is a voluntary disclosure and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which we act as principal and transactions in which we serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which title to and payment for the goods pass through us without physical acquisition and delivery through our inventories. We have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and we believe it is a useful supplement to results of operations data as a measure of our performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker. See Notes 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and 17, “SEGMENT INFORMATION” accompanying the consolidated financial statements for further discussion.
(2)	Total trading transactions are attributed to countries based on the location of customers.
(3)	In accordance with SFAS No. 144, total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2005 and 2004 have been reclassified to conform to the current year presentation.

C.	Organizational Structure.

We are a global general trading company and we conduct our business with our subisidiaries and associated companies. As of March 31, 2006, we had 376 subsidiaries and 206 associated companies that are accounted for by the equity method.

The table below provides information on our significant subsidiaries as of March 31, 2006. We have supplementarily provided voting power where it differs from ownership interest.

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Iron & Steel Products	Mitsui Bussan Construction Materials Co., Ltd.	Japan	Sales of construction materials and semi-assembled steel products	100.0
	SINTSUDA CORPORATION(1)	Japan	Wholesale of steel products	100.0
	Regency Steel Asia Pte Ltd.	Singapore	Wholesale and retail of steel products	85.0
	Seikei Steel Tube Corp.	Japan	Manufacture and sales of steel tube	70.0

Iron & Steel Raw Materials and Non-Ferrous Metals	Mitsui Iron Ore Development Pty. Ltd.	Australia	Mining and sales of Australian iron ore	100.0
	Sesa Goa Limited	India	Mining and sales of Indian iron ore and processing and sales of coke	51.0
	Mitsui Itochu Iron Pty. Ltd.	Australia	Mining and sales of Australian iron ore	70.0
	Mitsui Coal Holdings Pty. Ltd.	Australia	Investments in Australian coal business	100.0
	Japan Collahuasi Resources B.V.	Netherlands	Investments in a copper mine in Chile	61.9
	Raw Materials Development Co., Ltd.	United States	Investments in ferrous raw materials business	100.0
	Mitsui Bussan Raw Materials Development Corp.	Japan	Wholesale of ferrous and non-ferrous scrap and ferroalloys	100.0
	Mitalco Inc.	United States	Aluminum smelting	100.0
	Mitsui & Co. Metals Ltd.	Japan	Marketing of copper and aluminum metals	100.0

Machinery & Infrastructure Projects	MBK Project Holdings Ltd.	Japan	Investments in manufacturers of plant-related materials and equipment	100.0
	Mitsui Rail Capital Holdings, Inc.	United States	Freightcar leasing and management in North America	100.0
	Mitsui Bussan Plant & Project Corp.	Japan	Sales of chemical plants and heavy machinery equipment	100.0
	Mitsui Power Ventures Limited	United Kingdom	Investments in power generation business	100.0
	Mitsui Rail Capital Europe B.V.	Netherlands	Freightcar leasing and management in Europe	100.0
	Clio Marine Inc.	Liberia	Shipping business	100.0
	Toyota Chile S.A.	Chile	Import and sales of automobiles and auto parts in Chile	100.0
	P.T. Bussan Auto Finance	Indonesia	Motorcycle retail finance	90.0
	Mitsui Automotive Europe B.V.	Netherlands	Investments in automotive-related companies and trading of automobiles	100.0
	Lepta Shipping Co., Ltd.	Liberia	Shipping business	100.0
	Mitsui Bussan Aerospace Co., Ltd.	Japan	Sales of helicopters and defence related systems	100.0
	Tombo Aviation Inc.	United States	Purchase, sales and leasing of aircraft	100.0
	CM Pacific Maritime Corporation	Liberia	Shipping business	100.0
	MMK CO., LTD.	Japan	Sales of machine tools and injection molding machine	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	Tombo Capital Corporation	Japan	Purchase, sales and leasing of aircraft	100.0

Chemical	P.T. Kaltim Pasifik Amoniak	Indonesia	Production and sales of anhydrous ammonia	55.0
	Novus International, Inc.	United States	Manufacturing and sales of feed additives	65.0
	Fertilizantes Mitsui S.A. Industria e Comercio	Brazil	Production and sales of fertilizers	100.0
	Nikken Fine Chemicals Co., Ltd.	Japan	Production and sales of sorbitol and related organic chemical products	100.0
	MITSUI BUSSAN SOLVENT & COATING CO., LTD.	Japan	Sales and trading of solvents and coating materials	100.0
	Japan-Arabia Methanol Company Ltd.	Japan	Investments in methanol producing business in Saudi Arabia and sales of products	55.0
	Mitsui Bussan Agro Business Co., Ltd.	Japan	Development and sales of fertilizers and agricultural products	100.0
	Daito Chemical Co., Ltd.	Japan	Production and sales of industrial chemicals	70.0
	Mitsui Bussan Plastics Co., Ltd.	Japan	Wholesale of plastic raw materials and products	100.0
	Nippon Trading Co., Ltd.	Japan	Sales of plastics and chemicals	53.9	54.4
	Mitsui Electronics Asia Pte. Ltd.	Singapore	Service in the process of grinding of liquid crystal display parts	100.0
	Bussan Nanotech Research Institute Inc.	Japan	Research and development of nano-products	100.0

Energy	Mitsui E&P Australia Pty Limited	Australia	Exploration, development and production of oil and natural gas	100.0
	Mittwell Energy Resources Pty., Ltd.	Australia	Sales of crude oil and condensate, development of Casino gas field in Australia	100.0
	Mitsui E&P Middle East B.V.	Netherlands	Exploration, development and production of oil and natural gas in Oman	79.1	60.0
	Wandoo Petroleum Pty Ltd	Australia	Exploration, development and production of oil and natural gas	70.9	100.0
	Mitsui Gas Development Qatar B.V.	Netherlands	Development and production of natural gas and condensate	100.0
	Mitsui LNG Nederland B.V.	Netherlands	Investments in Qatar LNG project	100.0
	Mitsui & Co. (E&P) B.V.	Netherlands	Exploration, production and investments in oil and natural gas	100.0
	Endeavour Resources Limited	United Kingdom	Investments in Japan Australia LNG (MIMI) Pty. Ltd.	100.0
	Mitsui Sakhalin Holdings B.V.	Netherlands	Investments in Sakhalin Energy Investment Company Ltd.	100.0
	Mitsui E&P New Zealand Limited	New Zealand	Exploration, production and investments in oil and natural gas	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	Mitsui Oil (Asia) Pte. Ltd.	Singapore	Physical and future trading of crude oil and petroleum products	100.0
	Mitsui Oil Co., Ltd.	Japan	Sales of petroleum products in Japan	89.9
	Mitsui Liquefied Gas Co., Ltd.	Japan	Sales of liquefied petroleum gas in Japan	89.9
	Kokusai Oil & Chemical Co., Ltd.	Japan	Sales of petroleum products in Japan	100.0

Foods & Retail	Mitsui Norin Co., Ltd.	Japan	Manufacture and sales of food products	51.9	87.6
	MITSUI FOODS CO., LTD.	Japan	Wholesale of foods and beverages	99.9
	WILSEY FOODS, INC.	United States	Investments in processed oil food company	90.0
	DAI-ICHI BROILER CO., LTD.	Japan	Production, processing and sales of broilers	72.3
	VENDOR SERVICE CO., LTD.	Japan	Procurement and demand chain planning and management of food materials	100.0
	Hokushuren Company Limited	Japan	Wholesale of liquor and foods	70.5	72.9
	Retail System Service Co., Ltd.	Japan	Sales of sundries and foodstuff to retailers	100.0

Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Mitsui Bussan Inter-Fashion Ltd.	Japan	Planning and management of production and distribution of apparel	100.0
	Bussan Real Estate Development Co., Ltd.	Japan	Real estate sales, leasing and management	100.0
	MBK Real Estate Ltd.	United States	Real estate-related business	100.0
	Mitsui Bussan House-Techno, Inc.	Japan	Housing business	100.0
	CABLENET SAITAMA CO., LTD.	Japan	Cable TV business in urban area	50.8
	Kids Station Inc.	Japan	Broadcasting of TV programs for children	67.0
	Telepark Corp.	Japan	Sales of mobile phones and related telecommunication services	61.9
	Nextcom K.K.	Japan	Network integration focused on multi-vendor and in-house developed solutions	49.0
	Mitsui Knowledge Industry Co., Ltd.	Japan	Planning, development, maintenance and operation of computer systems	67.4
	TOYO Officemation, Inc.	Japan	Design, operation and maintenance of information systems	100.0
	Mitsui Electronics Inc.(2)	Japan	Investments in semiconductor device sales companies	100.0

Logistics & Financial Markets	Mitsui & Co. Energy Risk Management Ltd.	United Kingdom	Trading of energy derivatives	100.0
	Mitsui & Co. Precious Metals, Inc.	United States	Trading of precious metals	100.0
	Mitsui Bussan Futures Ltd.	Japan	Future commission merchant	100.0
	Mitsui Bussan Precious Metals (Hong Kong) Limited	Hong Kong, China	Trading of precious metals	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	Bussan Capital Corp.	Japan	Securities investment, commercial finance and related activities	100.0
	Nitto Logistics Co., Ltd.	Japan	Warehousing, customs broking and real estate leasing	100.0
	Mitsuibussan Insurance and Consulting Co., Ltd.	Japan	Property and casualty insurance consignment and agency services	100.0
	Tri-Net (Japan) Inc.	Japan	International integrated transportation services	100.0
	Tri-Net Logistics (Asia) Pte. Ltd.	Singapore	International integrated transportation services	100.0
	TOSHIN SOKO KAISHA, LTD.	Japan	Warehousing and customs broking	100.0
	KYOGI WAREHOUSE CO., LTD.	Japan	Warehousing, transportation and real estate	99.0

Americas	Mitsui & Co. (U.S.A.), Inc.	United States	Trading	100.0
	Mitsui & Co. (Canada) Ltd.	Canada	Trading	100.0
	Mitsui Brasileira Importacao e Exportacao S.A.	Brazil	Trading	100.0
	Mitsui Steel Holdings, Inc.(3)	United States	Investments in steel-related businesses	100.0
	Westport Petroleum, Inc.	United States	International trading of petroleum products and crude oil	100.0
	Champions Pipe & Supply, Inc.	United States	Sales of steel pipes	94.0
	Portac, Inc.	United States	Manufacture of lumber and lumber products	100.0
	Mitsui Steel, Inc.	United States	Wholesale and SCM services for steel products	100.0
	CornerStone Research & Development, Inc.	United States	Processing and packaging of healthcare foods and supplements	100.0
	Channel Terminal Corp.	United States	Investments in tank leasing business	100.0

Europe	Mitsui & Co. Europe PLC	United Kingdom	Management of business in Europe and Africa	100.0
	Mitsui & Co. UK PLC	United Kingdom	Trading	100.0
	Mitsui & Co. Financial Services (Europe) B.V.(4)	Netherlands	Financial services	100.0
	Mitsui & Co. Deutschland GmbH	Germany	Trading	100.0
	Mitsui & Co. Benelux S.A./N.V.	Belgium	Trading	100.0
	Mitsui & Co. France S.A.S.	France	Trading	100.0
	Mitsui & Co. Italia S.p.A.	Italy	Trading	100.0

Asia	Mitsui & Co. (Hong Kong) Ltd.	Hong Kong, China	Trading	100.0
	Mitsui & Co. (China) Ltd.	China	Management of business in China	100.0
	Mitsui & Co. (China) Trading Ltd.	China	Trading	100.0
	Mitsui & Co. (Shanghai) Ltd.	China	Trading	100.0
	Mitsui & Co. (Taiwan) Ltd.	Taiwan	Trading	100.0
	Mitsui & Co. (Thailand) Ltd.	Thailand	Trading	100.0
	Mitsiam International Ltd.	Thailand	Trading	51.2	55.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Other Overseas Areas	Mitsui & Co. (Australia) Ltd.	Australia	Trading	100.0
	Mitsui & Co., Middle East Ltd.	United Arab Emirates	Trading	100.0

All Other	Mitsui & Co. Financial Services Ltd.(5)	Japan	Financial services	100.0
	Mitsui & Co. Financial Services (Asia) Ltd.(6)	Singapore	Financial services	100.0

(1)	Changed its corporate name from Tsuda Corporation in April 2005
(2)	Changed its corporate name from Xion Electronics Inc. in October 2005
(3)	Changed its corporate name from Mitsui Steel Development Co., Inc. in December 2005
(4)	Changed its corporate name from Mitsui & Co. International (Europe) B.V. in August 2006
(5)	Changed its corporate name from Bussan Credit Co., Ltd. in April 2005
(6)	Changed its corporate name from Mitsui & Co., Asia Investment Ltd. in July 2006

D.	Property, Plant and Equipment.

The following table provides a list of our principal property, plant and equipment as of March 31, 2006.

(Sft: Square feet, MT: Metric Ton)

Property, Plant and Equipment Description (Holder or Lessee Other than Mitsui)	Location	Size or Annual Production Capacity		Use of property

In Japan:

Mitsuibussan Building	Tokyo	1,321,572	Sft	Office use (Corporate Headquarters)

Osaka Mitsuibussan Building	Osaka	450,306	Sft	Office use

Nagoya Mitsuibussan Building	Nagoya	152,067	Sft	Office use

Hibiya Central Building	Tokyo	509,841	Sft	Office building for lease

Bussan Building Annex	Tokyo	210,705	Sft	Office building for lease

Company Housing & Dormitory	Chiba	130,010	Sft	Employees’ residential facility

Human Resource Development Center	Shizuoka	83,863	Sft	Training facility

Land and equipment (Sintsuda Corporation)	Yokohama	197,324	Sft	Coil center

Land and equipment (Mitsui Liquefied Gas Co., Ltd.)	Ishikawa	852,072	Sft	Liquefied petroleum gas terminal

Land (MITSUI FOODS CO., LTD.)	Saitama	71,171	Sft	Distribution center

Land and equipment (DAI-ICHI BROILER CO., LTD.)	Aomori	46,102	Sft	Broiler processing factory

Land and equipment (Mitsui Norin Co., Ltd.)	Yamanashi	339,871	Sft	Tea leaf processing factory

Land (Hokushuren Company Limited)	Sapporo	286,751	Sft	Distribution center

Wakamatsu Building & Shinsuna Bayside Building (Bussan Real Estate Development Co., Ltd.)	Tokyo	172,406	Sft	Office building for lease

Land (KYOGI WAREHOUSE CO., LTD.)	Tokyo	649,753	Sft	Logistics center

Sun East Shinonome Building & Sun East Tatsumi Building (Nitto Logistics Co., Ltd.)	Tokyo	129,221	Sft	Office use and office building for lease

Tojin Building (TOSHIN SOKO KAISHA, LTD.)	Tokyo	26,759	Sft	Office use and office building for lease

(Sft: Square feet, MT: Metric Ton)

Property, Plant and Equipment Description (Holder or Lessee Other than Mitsui)	Location	Size or Annual Production Capacity		Use of property
Overseas:

Office space (Mitsui & Co. (U.S.A.), Inc.)	United States	180,507	Sft	Office space leased from others

Office building (Mitsui & Co. UK PLC)	United Kingdom	64,369	Sft	Office use

Equipment (Mitsui Coal Holdings Pty. Ltd.)	Australia(1)	5,904,000	Mt	Mining equipment for coal

Equipment (Mitsui Iron Ore Development Pty. Ltd.)	Australia(1)	21,674,000	Mt	Mining equipment for iron ore

Equipment (Mitsui-Itochu Iron Pty. Ltd.)	Australia(1)	2,521,000	Mt	Mining equipment for iron ore

Equipment (Sesa Goa Limited)	India	2,844,000	Mt	Mining equipment for iron ore

Land and plants (P.T. Kaltim Pasifik Amoniak)	Indonesia	579,397	Sft	Ammonia manufacturing plant

Land and plants (Novus International, Inc.)	United States	658,187	Sft	Methionine production facility

Office building (MBK Real Estate Europe Limited)	United Kingdom	188,254	Sft	Office building for lease

Senior service apartment (MBK Real Estate, Ltd.)	United States	146,628	Sft	Leasing asset

Chemical tank yard (Mitsui & Co. (U.S.A.), Inc.)	United States	11,495,355	Sft	Chemical tank

(1)	Information on our mining activities related to Mitsui Coal Holdings Pty. Ltd., Mitsui Iron Ore Development Pty. Ltd., and Mitsui-Itochu Iron Pty. Ltd. that are located in Australia and Sesa God Limited that is located in India is shown in “Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit” of “B. Business Overview” in this Item and “Mining Activities” below.

In addition to the above, our major assets leased to others as of March 31, 2006 were as below:

•	Clio Marine Inc. (Liberia), Lepta Shipping Co., Ltd. (Liberia) and LPG Transport Service Ltd. (Bermuda) own ocean vessels leased to foreign and domestic shipping companies whose combined book value amounting to ¥33 billion;

•	Mitsui Rail Capital Holdings Inc. (United States) and Mitsui Rail Capital Europe B.V. (Netherlands) own rolling stock mainly leased to railway companies in the United States and European countries amounting to ¥36 billion as book value; and

•	Tombo Aviation Inc. (United States) owns aircraft leased to foreign and domestic airline companies amounting to ¥4 billion as book value.

For information on oil and gas producing activities, see “Supplementary Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report.

A portion of the land, buildings and equipment owned by us is subject to mortgages or other liens. As of March 31, 2006, the aggregate amount of such mortgages or other liens was ¥67 billion. We know of no material defect in our title to neither of any of the properties nor of any material adverse claim with respect to them, either pending or contemplated.

We consider our offices and other facilities to be well maintained and believe that our plant capacity is adequate for our current requirements. For the information on plans to construct, expand or improve facilities, in particular those related to mineral resource projects and oil and gas projects, see relevant descriptions in “Item 4.A. History and Development of the Company—Capital Expenditures,” “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” and “Energy Segment” of “Item 4.B. Business Overview” and “Mining Activities” below in this section.

We do not believe there are any material environmental issues that would affect the utilization of our assets.

Mining Activities

Information regarding our mining activities is provided below.

IRON ORE

Name of Joint Venture or Investee(1)

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source
Robe River Iron Associates

Mitsui Iron Ore Development Pty. Ltd. (33%)

Pilbara Region, Western Australia, Australia

Mesa J(4)	Robe Valley, north of the town of Pannawonica	Pisolite	57.2	Railway and port in Cape Lambert (owned by Robe River Iron Associates and operated by Pilbara Iron Pty Ltd.)	Agreements for life of mine with Government of Western Australia	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

West Angelas(4)	Approximately 100km west of the town of Newman	Marra Mamba	62.2	Same as above	Same as above	Open pit	Same as above

Mount Newman Joint Venture

Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)

Pilbara Region, Western Australia, Australia

Mt. Whaleback	Near the town of Newman, 426 km south of Port Headland	Brockman Marra Mamba	63.2 62.3	Railway (owned and operated by Mount Newman Joint Venture) and port in Port Headland (owned and operated by Mount Newman Joint Venture)	Mineral lease granted in 1967 under the Iron Ore (Mount Newman) Agreement Act 1964 scheduled to expire in 2009 with rights for successive renewals for 21 years	Open pit	Sourced from Alinta Dewap

Yandi Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Marillana Creek	92 km north of Newman, 310 km south of Port Headland	Channel Iron Deposit	57.9	Rail spur (owned by Yandi Joint Venture) connected to the main Newman/ Hedland line (owned and operated by Mount Newmani Joint Venture) and port inn Port Hedland (owned and operated by Mount Newman Joint Venture)	Mining lease granted in 1991 under the Iron Ore (Marillana Creek) Agreement Act 1991 scheduled to expire in 2012 with the right to extend for additional 42 years	Open pit	Sourced from Alinta Dewap

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source
Mount Goldsworthy Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

North Area (Yarrie) (Nimingarra)	210 km east of Port Headland	Nimingarra	60.3	Railway (owned and operated by Mount Goldsworthy Joint Venture) and port in Port Headland (owned and operated by Mount Goldsworthy Joint Venture)	Multiple mineral leases under the Iron Ore (Mount Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy— Nimingarra) Agreement Act 1972. The last one expires in 2014, with rights of renewal over these leases for successive 21-year periods.	Open pit	Sourced from Alinta Dewap

Area C	120 km northwest of Newman, 37 km southwest of Yandi	Marra Mamba	62.0	Rail spur (owned by Goldsworthy Joint Venture) connecting to the Yandi spur line (owned by Yandi Joint Venture) and then onto the main Newman/ Hedland line (owned and operated by Mount Newman Joint Venture) and port in Port Hedland (owned and operated by Goldsworthy Joint Venture)	Same as above (The mining lease expires in 2007 and has a right of renewal for further period of 21 years.)	Open pit	Sourced from Alinta Dewap

Sesa Goa Limited

Sesa Goa Limited (51%)

Goa and Karnataka, India

Codli	Goa, India	Fines/Lumps	58.0 to 62.0	Barge and port in Mormugao	Combination of own lease and sub lease	Open pit	Supplied by state

Sonshi	Goa, India	Fines/Lumps	58.0 to 62.0	Barge and port in Mormugao	Combination of own lease and sub lease	Open pit	Supplied by state

Chitradurga	Karnataka, India	Fines/Lumps	63.5 to 64.0	Railway, truck and shipping facility at Mormugao and Chennai	Combination of own lease and sub lease	Open pit	Supplied by state

Hospet	Karnataka, India	Fines/Lumps	63.5 to 64.0	Railway, truck and shipping facility at Mormugao and Chennai	Combination of own lease and sub lease	Open pit	Supplied by state

(1)	The term “Investee” refers only to Sesa Goa Limited.
(2)	“Name of Mines” indicates the names of principal producing mines.
(3)	“Pisolite”, “Marra Mamba”, “Brockman”, “Channel Iron Deposit” and “Nimingarra” refer to the types of iron ore that are found in the Pilbara region of Western Australia.
(4)	The percentage figures of “Fe Basis” of Mesa J and West Angelas represent the figures corresponding to mines, excluding the figures corresponding to stockpile components.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest(2)

Area of Mining Operation (Region, State, Country)

Name of Mines(3)	Location	Type of Resources	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

BHP Mitsui Coal Pty. Ltd.

BHP Mitsui Coal Pty. Ltd.(1) (20%)

Queensland, Australia

Riverside	In the Bowen Basin, 150 km south-west of Mackay	Metallurgical coal	Railway (Queensland Rail) and port in Mackay	Leases granted by State and renewable subject to State’s discretion	Open pit	State owned grid

South Walker Creek	In the Bowen Basin, 100 km south-west of Mackay	Metallurgical coal and thermal coal	Same as above	Same as above	Open pit	State owned grid

Bengalla Joint Venture

Mitsui Coal Holdings Pty. Ltd. (10%)

New South Wales, Australia

Bengalla	4km west of Muswellbrook in the Upper Hunter Valley	Thermal coal	Railway and port at Newcastle	Leases granted by State	Open pit	State owned grid

Kestrel Joint Venture

Mitsui Coal Holdings Pty. Ltd. (20%)

Queensland, Australia

Kestrel	In the Bowen Basin, 200 km west of Rockhampton	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

Dawson Joint Venture

Mitsui Coal Holdings Pty. Ltd. (49%)

Queensland, Australia

Dawson (formerly “Moura”)	In the Bowen Basin 184 km south-west of Gladstone	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Open pit	State owned grid

German Creek Joint Venture

Mitsui Coal Holdings Pty. Ltd. (30%)

Queensland, Australia

German Creek	In the Bowen Basin, 200 km south-west of Mackay	Metallurgical coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

(1)	“BHP Mitsui Coal Pty. Ltd.” indicates the name of the company established by BHP Billiton plc and Mitsui.
(2)	BHP Mitsui Coal Pty. Ltd. is our associated company in which Mitsui has 20% interest. Mitsui Coal Holdings Pty. Ltd. is our subsidiary which owns interests in Bengalla Joint Venture, Kestrel Joint Venture, Dawson Joint Venture and German Creek Joint Venture.
(3)	“Name of mines” indicates the names of principal producing mines.

A brief history and the present condition of each of the above-mentioned mines, including the current state of development, if applicable, are provided below.

IRON ORE

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Robe River Iron Associates

Mitsui Iron Ore Development Pty. Ltd. (33%)

Pilbara Region, Western Australia, Australia

Mesa J	The development of the Robe River project began in 1962(*) near Pannawonica. The Robe River project was commissioned and the first shipment was made in 1972. Iron ore reserves at the Mesa J production Base provide the cornerstone of Pannawonica’s sinter fines and lump output. Development of Mesa J began in 1992, and all mine administration, workshops, warehousing and other support facilities were integrated there in 1994. The mine produces Rove River fines and lump, which are pisolitic iron ore products. Process Plant 1 was commissioned in 1999 and Process Plant 2 in 2001. The plant processes clay-contaminated pisolite, sub-grade material which was once discarded, to reduce contaminants and retain on-specification ore. Total material hauled at Mesa J is between 65 and 75 million tonnes per year. From this production base, the joint venture produces approximately 32 million tonnes of iron ore each year.

West Angelas	The development of West Angelas began in 1998. Mining of ore commenced in March 2002. The West Angelas deposits contain Marra Mamba type iron ore with higher iron content than Robe River’s Mesa J mine. The West Angelas operation is comprised of an open pit mine, a crushing and screening ore processing plant producing lump and sinter fines iron ore, as well as stockpiling, reclaiming and train-loading facilities. Further expansion of the West Angelas mine was completed ahead of schedule in October 2005. This $105 million project took the mine’s production capacity to 25 million tonnes per year. Robe River Iron Associates uses a dedicated rail system, operated by Pilbara Iron, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert. The US$200 million rail expansion project to duplicate almost 100 kilometers of track and associated interconnection and infrastructure to increase the capacity of the Pilbara Iron main line is progressing well, with the southern section completed in 2005 and the northern section on schedule completed in mid-2006.

(*)	The Robe River project was originally started by Cleveland Cliffs Iron Company, an iron and steel producer in the United States. Since then, there were major changes in ownership before Rio Tinto took a 53% stake in Robe River Iron Associates in 2000.

Mount Newman Joint Venture

Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)

Pilbara Region, Western Australia, Australia

Mount Whaleback

The joint venture began production in 1969 at the Mount Whaleback ore body. Today, production continues to be sourced from the major Mount Whaleback ore body and is complemented by production from other ore bodies, namely Orebody 25, 29 and 30 and Jimblebar, which we are involved in through the Wheelarra arrangement with BHP Iron Ore (Jimblebar) Pty Ltd, Itochu Minerals & Energy Australia Pty Ltd, and 4 Chinese steel companies. At current price assumptions and production rates, reserves from Mt Whaleback are expected to contribute to the Mount Newman Joint Venture for at least 20 years.

The facilities at Mount Whaleback include primary and secondary crushing plants with a nominal capacity of 35 million tonnes of product per year, a heavy media beneficiation plant with an annual capacity of 8 million tonnes and a train-loading facility. An additional primary and secondary crushing plant is present at Orebody 25 with a nominal capacity of eight million tonnes of product per year. The three joint ventures, namely, Mt. Newman joint venture, Yandi joint venture and Goldsworthy joint venture have been planning for staged expansions of supply capacity. As a step, in October 2005 they approved an expansion plan to add 20 million tonnes per annum to their capacity, upgrading combined capacity to 129 million tonnes per annum by 2008. The capital expenditure for the expansion work will total A$2.2 billion. Mitsui will bear approximately A$150 million. The expansion will focus mainly on Mining Area C mine and encompass expansions of rail systems and the loading port, which is meant to bring improved efficiency in operations and reduce overall operating costs.

Yandi Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Marillana Creek

Development of the ore body began in 1991 with a capacity of 10 million tonnes per annum and the project’s first shipment of iron ore was in March 1992. Capacity was progressively expanded between 1994 and 2003 and the current capacity is 42 million tonnes per annum. Two processing plants (OHP1 and OHP2) and a primary crusher and overland conveyor (Iowa) are used to crush and screen the Yandi ore and deliver it to one of two train loading facilities. At the current production rate, it is expected that the reserves will be sufficient for at least 20 years.

Mount Goldsworthy Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

North Area (Yarrie) (Nimingarra)	Mount Goldsworthy was commissioned in 1966 in the North Area. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Bay in 1993. Since then, mining has continued from the adjacent Nimingarra mine and Yarrie mine, 30 kilometers to the south-east. Two primary crushers exist, one at Yarrie and the other at Nimingarra. The ore is crushed and then railed to Finucane Island.

Area C

In October 2003, the joint venture opened the new Area C mine located 120 kilometers north-west of Newman, which produces a Marra Mamba ore deposit, which is sold under the trademark MAC.

Initial mining has commenced at the C Deposit under the POSMAC arrangement, to which BHP Billiton Minerals Pty Ltd, POS-Ore Pty Ltd, Itochu Minerals & Energy Australia Pty Ltd and we are parties. Under this arrangement, POSCO has committed to purchase 3 million tonnes per annum.

All production from the Mount Goldsworthy North (Yarrie and Nimingarra deposits) is transported on a separate railway to Port Hedland. Ore from Area C is transported via a 39 kilometer new section of railway to the Yandi mine which then connects to the main Newman to Port Hedland railway. From there, the venture ships the ore through the Nelson Point and Finucane Island facilities. Ore is produced from Goldsworthy North area at a nominal capacity of 8 million tonnes of product per year as of the end of March 2006.

The ore currently being produced at Area C is from C Deposit, which is an open-pit mine. The ore processing plant at Area C has a nominal capacity of 23 million tonnes of product per year. E Deposit will also contribute to Area C products commencing in 2005-2006 and other Area C deposits (F, A and D Deposits) commencing in 2008-2009. At current price assumptions and production rates, reserves from Area C will continue to support Area C products for at least 20 years.

Sesa Goa Limited

Sesa Goa Limited (51%)

Goa and Karnataka, India

Codli Sonshi	Sesa Goa Limited commenced operations in 1954 in North Goa, India. Sesa Goa’s main mining operations are at the Codli and Sonshi mines. Goan ore tends to be relatively high in alumina content, and most Goan ore is beneficiated to raise the iron content. We acquired a 51% interest in Sesa Goa in 1996.

Chitradurga Hospet	The main operation in Karnataka is at Chitradurga mine. A second mine is located at Hospet. These mines are equidistant from the part of Mormugao and Chennai and ore can be shipped from either port.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

BHP Mitsui Coal Pty. Ltd.

BHP Mitsui Coal Pty. Ltd. (20%)

Queensland, Australia

Riverside	Reserves from Riverside were depleted in March 2005.

South Walker Creek	South Walker Creek became operational in 1998. It produces pulverized coal injection fuel and minor quantities of by- product energy coal. South Walker Creek has a production capacity of four million tonnes per year. Exploration has increased the reserve base in the past year. BHP Mitsui Coal holds undeveloped leases in the Bowen Basin (specifically, the areas of Wards Well, Lancewood, Kemmis-Walker, Bee Creek and Nebo West) and is developing Poitrel.

Bengalla Joint Venture Mitsui Coal Holdings Pty. Ltd. (10%) New South Wales, Australia

Bengalla	Development consent was granted in 1996 and production commenced in 1999. Coal & Allied, Rio Tinto’s subsidiary in Australia, acquired its interest in Bengalla in 2001. Its coal preparation plant has been designed to allow the mine to produce low ash thermal coal for export. Production in 2005 was 6.0 million tonnes of thermal coal.

Kestrel Joint Venture Mitsui Coal Holdings Pty. Ltd. (20%) Queensland, Australia

Kestrel	The Kestrel Coal mine, previously known as Gordonstone Mine commenced operation in 1992. Coal is extracted by underground mining. The mine has two longwall units that are operated alternately to minimize downtime and ensure seamless production and reliability. The Kestrel Preparation Plant has been designed to allow the mine to produce low ash coking coal and high energy thermal coal. Production in 2005 was 3.7 million tonnes saleable high quality coking coal and export thermal coal.

Dawson Joint Venture Mitsui Coal Holdings Pty. Ltd. (49%) Queensland, Australia

Dawson (formerly “Moura”)	The Moura Mine commenced operation in 1961. Since 1994, all production at Moura has been from its surface operation. Production tonnage has been increasing steadily throughout the years. After a few changes of ownership, Anglo Coal acquired a 51% share in 2002. In September 2003, the adjacent Theodore deposit was developed which further expanded its capacity. Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalize their existing operations at the Moura mine and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. Moura Joint Venture has already changed its name to Dawson Joint Venture. The joint venture’s capital expenditure is estimated in excess of Australian dollar 1 billion and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be made available for the market in 2007, and consequently, annual production capacity will increase from an existing 7 million tonnes to 12.7 million tonnes of metallurgical and thermal coals.

German Creek Joint Venture Mitsui Coal Holdings Pty. Ltd. (30%) Queensland, Australia

German Creek	Open pit mining commenced in 1981. Underground mining in the Central Colliery area started in 1984, while underground mining in the Southern Colliery area began in 1988. Grasstree is a new underground mine being developed within our existing German Creek operations lease area. This mine will produce hard coking coal for our export markets. The mine construction commenced in 2001, underground development work is now underway and it will commence production from the latter half of 2006. In addition, the joint venture has started the development of Lake Lindsay mine, a new open cut mine adjacent to German Creek mine, to increase the aggregate annual production from 6 to 10 million tonnes per annum and to extend the total joint venture’s mine life by about 11 years.

Production Tonnage

IRON ORE

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tonnes
			Year Ended March 31,
			2006		2005		2004
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Pannawonica			30,129	9,943	31,023	10,238	30,260	9,986

West Angelas			21,149	6,979	19,561	6,455	14,181	4,680

Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia

Mt. Whaleback			36,021	2,521	34,992	2,449	36,332	2,543

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Marillana Creek			40,335	2,823	40,899	2,863	40,548	2,838

Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area (Yarrie) (Nimingarra)			7,089	496	5,268	369	7,006	490

Area C			20,471	1,433	16,845	1,179	3,736	262

Sesa Goa Limited	Sesa Goa Limited	India

Codli, Sonshi		Goa	3,998	2,039	2,983	1,521	2,941	1,500

Chitradurga, Hospet		Karnataka	1,578	805	2,063	1,052	1,556	794

		TOTAL	160,770	27,039	153,634	26,126	136,560	23,093

COAL

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tonnes
			Year Ended March 31,
			2006		2005		2004
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia

Riverside			2,384	477	3,323	665	2,641	528

South Walker Creek			3,273	655	3,658	732	3,927	785

Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5965	596	5,312	531	6,203	620

Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	3,720	744	3,282	656	3,322	664

Dawson Joint Venture (formerly “Moura Joint Venture”)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	6,200	3,038	7,023	3,441	5,964	2,922

German Creek Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	5,086	1,526	5,782	1,735	5,422	1,627

		TOTAL	26,628	7,036	28,380	7,760	27,479	7,146

Reserve Tonnage

IRON ORE

Reserves of iron ore classified according to operator are presented in the tables below. As used below, “marketable reserve” refers to tonnage after accounting for extraction and beneficiation losses, and “recoverable reserve” refers to tonnage after accounting for extraction losses.

Operator: Rio Tinto Ltd.(1)(2)

Reserves as disclosed by Rio Tinto Ltd. consist of proved and probable marketable reserves.

			In Millions of Tonnes
			Year Ended December 31,
			2005		2004		2003
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Marketable Reserve	Mitsui’s Share	Total Marketable Reserve	Mitsui’s Share	Total Marketable Reserve	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica(3)(4)			303	100	172	57	200	66
West Angelas(3)			394	130	418	138	440	145

(1)	Iron ore reserves are shown as recoverable reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are not available.
(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2005, 2004 and 2003.
(3)	Stockpile components of reserves are included.
(4)	Pannawonica reserves have increased following revision and updating of geological models and mine designs, leading to the inclusion of reserves for the Mesa A deposit.

Operator: BHP Billiton Ltd.(1)(2)(3)(4)

Reserve amounts of Mt. Newman, Yandi and Mt. Goldsworthy consist of proved and probable recoverable reserves.

			In Millions of Tonnes
			Year Ended June 30,
			2005		2004		2003
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share
Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			836	59	955	67	1,026	72

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			860	60	901	63	641	45

Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area (Yarrie) (Nimingarra)			14	1	13	1	21	2

Area C			474	33	499	35	204	14

(1)	Mining dilution and mining recovery (in general around 95%) has been taken into account in the estimation of reserves.
(2)	No third party audits have been conducted specifically for the purposes of this disclosure.
(3)	Metallurgical recoveries for the operations are 100% except for Mt Newman Joint Venture of which metallurgical recovery is 92 to 100%.
(4)	Reserves provided in the table above indicate reserves as of the end of June 2005, 2004 and 2003.

Operator: Sesa Goa Ltd.(1)(2)

Reserve amounts of Sesa Goa consist of proved and probable recoverable reserves.

			In Millions of Tonnes
			Year Ended March 31,
			2006		2005		2004
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share
Sesa Goa Limited	Sesa Goa Limited	India
Codli, Sonshi		Goa	57	29	55	28	53	27
Chitradurga, Hospet		Karnataka	28	14	30	15	20	10

(1)	Iron ore reserves are shown as recoverable reserves before accounting for all mining and processing losses. For the year ended March 31, 2006, average rates of mill recovery for marketable products for Codli and Sonshi, and for Chitradurga and Hospet were both 70%.
(2)	Reserves of Sesa Goa Ltd. indicate reserves as of the end of March 2006, 2005 and 2004.

COAL

In the table below, coal reserves are shown as marketable reserves, which are tonnage after accounting for extraction and processing and preparation losses.

				In Millions of Tonnes
		Mitsui’s Subsidiary or Associated Company		Year Ended March 31,
				2006		2005		2004
Joint Venture or Investee and Name of Mines	Operator		Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.(1)	BHP Billiton Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside(2)				—	—	3	1	5	1
South Walker Creek				45	9	92	18	96	19
Bengalla Joint Venture(3)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	155	16	161	16	166	17
Kestrel Joint Venture(3)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	116	23	120	24	123	25
Dawson Joint Venture(3) (formerly Moura Joint Venture)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	298	146	208	102	132	65
German Creek Joint Venture(3) (including Lake Lindsay Mine)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	177	53	78	23	90	27

			TOTAL	791	247	662	184	612	154

(1)	Reserves of BHP Mitsui Coal Pty. Ltd. indicates reserves as of the end of June 2005, 2004 and 2003, respectively. 2006 reserves means reserves as of the end of June 2005.
(2)	Reserves from Riverside were depleted in March 2005.
(3)	Reserves of Bengalla Joint Venture, Kestrel Joint Venture, Dawson Joint Venture and German Creek Joint Venture indicate reserves as of the end of December 2005, 2004 and 2003, respectively. 2006 reserves mean reserves as of the end of December 2005.
We hold a 15% profit share in Valepar S.A., which held a 34% profit share of the common stock and preferred stock of Companhia Vale do Rio Doce (“CVRD”) as of December 31, 2005. Accordingly, 5.1% (34% x 15%) of CVRD’s production and reserve amounts are indirectly attributable to us. The following table provides iron ore production and reserve amounts for CVRD, and Mitsui’s share of the production and reserve amounts of CVRD.

Production Tonnage (for the year ended December 31)

Millions of Tonnes
2005		2004		2003
Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
233.9	11.9	211.3	10.8	188.3	9.6

Proven and Probable Reserves (as of December 31)

Millions of Tonnes
2005		2004		2003
Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
7,981.8	407.7	6,869.1	350.3	4,926.20	251.6

Oil and Gas Producing Activities

The following table shows crude oil, condensate, natural gas liquids and natural gas production from our reserves for the three fiscal years indicated:

Production Information

	Millions of Barrels				Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)				Natural Gas(1)
Year Ended March 31,	Middle East	Oceania	Others	Worldwide	Middle East	Oceania	Others	Worldwide
2006	3	6	5	14	6	59	39	104
2005	3	6	5	14	9	49	34	92
2004	2	8	5	15	—	45	29	74

The following tables show proved reserves and proved developed reserves of crude oil, condensate, natural gas liquids and natural gas as of the ending date of three fiscal years indicated:

Proved Reserve Information:

Proved Reserves

	Millions of Barrels				Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)				Natural Gas(1)
Year Ended March 31,	Middle East	Oceania	Others	Worldwide	Middle East	Oceania	Others	Worldwide
At March 31, 2006	23	94	104	221	40	881	1,789	2,710
At March 31, 2005	24	78	92	194	75	840	1,393	2,308
At March 31, 2004	23	49	127	199	84	873	965	1,922

Proved Developed Reserves(2)

	Millions of Barrels				Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)				Natural Gas(1)
Year Ended March 31,	Middle East	Oceania	Others	Worldwide	Middle East	Oceania	Others	Worldwide
At March 31, 2006	18	20	25	63	39	319	67	425
At March 31, 2005	24	20	18	62	75	356	82	513
At March 31, 2004	23	21	19	63	84	330	69	483

(1)	1 barrel of crude oil = 5,800 cubic feet of natural gas
(2)	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is approximately 28% as of March 31, 2006 and relatively low. The expected costs to develop these undeveloped reserves are estimated to be ¥515 billion in total as of March 31, 2006. Undeveloped reserves are largely attributable to an associated company in Russia and an associated company in Australia. Production of crude oil in 2007 and LNG in 2008 are expected, for the associated company in Russia. Production of crude oil and LNG has already commenced at the existing facilities at the Australian company. The drilling of additional development wells will be performed over the project life according to the project drilling program.

Information on our oil and gas producing activities is shown in the “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report. And also see “Operating and Financial Review and Prospects—Operating Results by Operating Segment—Energy Segment.”

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2006 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission and which we believe are material.

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

Throughout the Operating and Financial Review and Prospects, we describe the domicile of our subsidiaries and associated companies in parentheses following names of those companies. For example, Mitsui Iron Ore Development, Pty. Ltd. (Australia) means that the company’s name is Mitsui Iron Ore Development, Pty. Ltd. and that it is domiciled in Australia.

Operations of a subsidiary that either have been disposed of or are classified as held for sale have been accounted for as discontinued operations under accounting principles generally accepted in the United States of America (“U.S. GAAP”). This means that income statement and cash flow information are reclassified for all years to separate the discontinued operations from our continuing operations. This presentation is required by U.S. GAAP and facilitates historical and future trend analysis of our continuing operations.

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

Gross profit, operating income* and equity in earnings of associated companies

We undertake worldwide business activities, involving diversified risk-return profiles, ranging from intermediary services as agent to development and production of mineral resources and energy. In this context, changes in the amounts of gross profit, operating income and equity in earnings of associated companies by operating segment reflect the overall progress of our business, and greatly affect the amount of net income in the Statements of Consolidated Income. For further information, refer to the table of “Operating Segment Information” and subsequent discussions in “Operating Results by Operating Segment” in this Operating and Financial Review and Prospects.

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

Trends in the price of and supply-demand for mineral resources and energy

Our operating results are influenced by conditions of various commodity markets. In recent years, our operating results have been influenced by supply-demand balance and price fluctuations for mineral resources and energy that have been driven by expanding demand from emerging countries, particularly China, and the importance of our mineral resources and energy operations in our overall operating results has increased. For further information regarding trends and prospects in this field, refer to the sections relating to the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and the Energy Segment in “Operating Results by Operating Segment.”

Investment plans and financial leverage

According to our Medium-term Management Outlook announced in May 2006, we intend to invest a total of ¥800 billion during the two fiscal years ending March 2007 and 2008, in order to build strategic business portfolios in the four business areas of Mineral Resources and Energy Area; Global Marketing Networks Area, including steel products and chemicals; Infrastructure Area, including power generation; and Consumer Services Area, including outsourcing services and content businesses. Mitsui is monitoring and managing our financial leverage with a view of securing an efficient return on equity as well as maintaining and improving credit ratings and financial soundness in order to secure the capital resources required for these investments and to refinance our interest bearing debt. For further discussion on these investments and related financial policies, refer to “B. Liquidity and Capital Resources” in this Operating and Financial Review and Prospects.

Results of Operations

Summary of Operations for the Year Ended March 31, 2006

Operating Environment

Principal developments in the economic environment that influenced our results of operations during the year ended March 31, 2006 included the following:

•	The global economy continued its steady expansion driven by the growth in the United States, as well as emerging countries, particularly China. The expansion again brought higher consumption, housing investment and capital investment. Emerging countries especially continued strong economic growth led by increasing personal consumption from a growing middle-income class and by robust infrastructure demand.

•	These factors contributed to a substantial increase in global trade and spurred the rising trend in commodity prices such as crude oil, iron ore, coal and non-ferrous metals.

•	The Japanese economy entered a period of self-sustaining growth. Capital investment increased reflecting expansion of corporate earnings while improved employment and wages supported a favorable trend in personal consumption. In addition, export volume increased supported by an expansion of the global economy and the weak yen.

•	In the United States, the Federal Reserve Board (“FRB”) continued its policy of raising interest rates, which resulted in a gradual rise in interest rates worldwide. In March 2006, the Bank of Japan terminated its quantitative easing policy, which it had followed for the prior five years.

Summary of Operating Results, Financial Condition and Cash Flows

•	Operating results

—	For the year ended March 31, 2006, we recorded net income of ¥202.4 billion, an increase of ¥81.3 billion, or 67.1%, from ¥121.1 billion for the year ended March 31, 2005.

—	Most operating segments except for the Foods & Retail Segment recorded improved operating results, which benefited from a favorable economic environment.

—	Gross profit and equity in earnings of associated companies increased by ¥107.7 billion, or 15.2%; and ¥29.9 billion, or 46.5%, respectively, reflecting favorable commodity prices including mineral resources and energy. On the other hand, Mitalco Inc. (United States) and MITSUI FOODS CO., LTD. (Japan) recorded significant one-time impairment losses on long-lived assets. In addition, interest expenses increased principally from the investment in the Sakhalin II project.

•	Financial condition

Total assets as of March 31, 2006 reached ¥8.6 trillion mainly due to investments in the energy and mineral resources businesses, the infrastructure businesses and the foods and retail businesses; increases in trade receivables and inventories; and the increases in unrealized holding gains on available-for-sale securities. As a result of a public offering and increased retained earnings, our shareholders’ equity as of March 31, 2006 reached ¥1.7 trillion.

•	Cash flows

Net cash provided by operating activities for the year ended March 31, 2006 was ¥146.4 billion. Net cash used in investing activities was ¥347.3 billion, resulting primarily from investments in energy and mineral resources businesses as well as infrastructure businesses.

Impact of Foreign Currency Exchange Fluctuation on Operating Results

Due to the increase in gross profit and equity in earnings of associated companies discussed above, net income for the year ended March 31, 2006 from overseas subsidiaries and associated companies reached ¥174.8 billion, significantly higher than ¥117.9 billion recorded for the year ended March 31, 2005. The impact of any appreciation of the yen against the currencies used by these companies as functional currency in their reporting—principally U.S. dollars, Australian dollars and Euros—is becoming even more significant.

During the year ended March 31, 2006, the U.S. dollar continued to appreciate against the yen and the Euro, reflecting the increasing disparity in interest rates over Japan and Europe. The average U.S. dollar—yen exchange rate during the year ended March 31, 2006 was ¥113.93 = U.S.$1, representing yen depreciation of ¥6.33, or 5.9%, compared to the average rate during the year ended March 31, 2005 of ¥107.60 = U.S.$1.

The impact of foreign currency exchange fluctuations on net income for the year ending March 2007 will largely depend on the net income denominated in local currencies of overseas subsidiaries and associated companies. Based on net income in the business plans of these companies covering the year ending March 2007, yen appreciation by ¥1 against 1 U.S. dollar would have the net effect of reducing net income by approximately ¥1.6 billion.

Discussion and Analysis of Operating Results for the Year Ended March 31, 2006 as Compared to the Year Ended March 31, 2005

Revenues

In accordance with U.S. GAAP, revenues are reported based on the gross amount billed to a customer or on the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier). Revenues are reported based on gross amounts for transactions where we have the related risks and rewards of ownership such as transactions where we are a primary obligor in the arrangement and/or assume general inventory risk without any significant mitigation of our risk level. Revenues are reported based on net amounts where we assume a low degree of related risks and rewards, effectively acting as an agent for the applicable products or services. A typical example of reporting revenues based on net amounts is a transaction where we receive a commission or fee at a fixed rate based on transaction volume or amount.

We classified our revenues into sales of products, sales of services and other sales with the corresponding costs of revenues.

The table below provides these three categories of revenues by products in “PRODUCT INFORMATION”* in Note 17, “SEGMENT INFORMATION.”

	Billions of Yen
	Years Ended March 31,
	2006				2005				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥454.7	¥68.8	¥0.2	¥523.7	¥351.2	¥55.7	¥0.2	¥407.1	¥103.5	¥13.1	¥0.0	¥116.6
Non-Ferrous Metals	77.7	9.2	15.2	102.1	137.0	8.4	16.0	161.4	(59.3)	0.8	(0.8)	(59.3)
Machinery	219.1	97.6	51.3	368.0	163.4	63.3	38.2	264.9	55.7	34.3	13.1	103.1
Electronics & Information	77.5	87.4	0.0	164.9	74.9	69.8	0.0	144.7	2.6	17.6	0.0	20.2
Chemicals	785.9	93.3	7.5	886.7	642.7	79.8	6.6	729.1	143.2	13.5	0.9	157.6
Energy	1,331.8	7.7	21.0	1,360.5	1,009.3	14.0	11.8	1,035.1	322.5	(6.3)	9.2	325.4
Foods	377.8	47.2	(0.4)	424.6	423.7	50.1	(0.2)	473.6	(45.9)	(2.9)	(0.2)	(49.0)
Textiles	24.5	16.8	1.1	42.4	22.1	19.8	1.1	43.0	2.4	(3.0)	0.0	(0.6)
General Merchandise	69.8	9.0	0.0	78.8	86.0	10.2	(0.1)	96.1	(16.2)	(1.2)	0.1	(17.3)
Property and Service Business	60.8	75.3	27.7	163.8	53.8	63.0	22.8	139.6	7.0	12.3	4.9	24.2

Consolidated Total	¥3,479.6	¥512.3	¥123.6	¥4,115.5	¥2,964.1	¥434.1	¥96.4	¥3,494.6	¥515.5	¥78.2	¥27.2	¥620.9

Sales of Products

Sales of products include the sale of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and machinery, the development, production and sale of natural resources such as iron ore, coal, oil and gas, and the development and sale of real estate.

For the year ended March 31, 2006, revenues from the sales of products were ¥3,479.6 billion, an increase of ¥515.5 billion, or 17.4%, from ¥2,964.1 billion for the year ended March 31, 2005. Major factors by product were as follows:

•	Revenues from Energy were ¥1,331.8 billion, an increase of ¥322.5 billion from the ¥1,009.3 billion for the year ended March 31, 2005. Revenues from sales of crude oil and oil products increased at Westport Petroleum, Inc. (United States) by ¥137.9 billion, reflecting higher oil prices. Revenues from domestic sale of oil products also increased at Mitsui Oil Co., Ltd. (Japan) and Mitsui Liquefied Gas Co., Ltd. (Japan) by a combined total of ¥79.6 billion. Regarding price trends of oil and gas for the year ended March 31, 2006, refer to the discussion under “Energy Segment” of “Operating Results by Operating Segment.”

•	Revenues from Chemicals were ¥785.9 billion, an increase of ¥143.2 billion from the ¥642.7 billion for the year ended March 31, 2005. The principal reasons include increases in Mitsui’s sales of synthetic fiber intermediates, methanol, ammonia and basic petrochemicals, due to higher prices for these petrochemical products reflecting higher crude oil prices.

•	Revenues from Iron and Steel were ¥454.7 billion, an increase of ¥103.5 billion from the ¥351.2 billion for the year ended March 31, 2005. Mitsui Iron Ore Development Pty. Ltd. (Australia) and Sesa Goa Limited (India) recorded an increase of ¥27.6 billion and ¥10.0 billion, respectively, due to the rise in

*	Revenues reported in “PRODUCT INFORMATION” are classified by similarity of products as required by U.S. GAAP, and are not intended to represent classification by operating segment. As an example, revenues of “Chemicals” in “PRODUCT INFORMATION” include not only those reported in the Chemical Segment but also those reported in other operating segments such as the Americas Segment for sales of chemical-related products or services. To differentiate between classification by product and classification by operating segment, classification by product is italicized in this “Revenues” and “Gross profit classified by category of revenues” in the next “Gross Profit.”

iron ore prices. Champions Pipe & Supply, Inc. (United States) recorded an increase of ¥14.5 billion, reflecting a favorable steel tubular products market. Regarding price trends of iron ore and coal for the year ended March 31, 2006, refer to the discussion under “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” of “Operating Results by Operating Segment.”

Sales of Services

Sales of services include the revenues from trading margins and commissions related to various trading transactions in which we act as a principal or an agent. Specifically, we charge a commission for the performance of various services such as logistics and warehouse services, information and communication services and technical support. For some back-to-back sales and purchase transactions of products, we act as a principal and record the net amount of sale and purchase prices as revenues. We also facilitate arrangement of the contracts between manufacturers and customers and deliveries of the products between suppliers and customers.

For the year ended March 31, 2006, revenues from the sales of services were ¥512.3 billion, an increase of ¥78.2 billion from ¥434.1 billion for the year ended March 31, 2005. Major factors by products were as follows:

•	Revenues from Iron and Steel and Chemicals increased by ¥13.1 billion and ¥13.5 billion, respectively. Favorable market conditions and increases in transaction volume resulted in the overall increase both at Mitsui and subsidiaries.

•	Revenues from Machinery were ¥97.6 billion, an increase of ¥34.3 billion from the ¥63.3 billion for the year ended March 31, 2005, primarily attributable to the increases at overseas automobile-related subsidiaries through their logistics and distributorship services.

•	Revenues from Electronics & Information were ¥87.4 billion, an increase of ¥17.6 billion from the ¥69.8 billion for the year ended March 31, 2005, principally because revenues from sales of information and communication services increased due to a full year contribution of NextCom K.K. (Japan) which became a subsidiary from the third quarter of the year ended March 31, 2005. Telepark Corp. (Japan) also contributed reflecting the expanded cell phone sales intermediary business.

Other Sales

Other sales principally include the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, aircraft and machinery equipment and the revenues from external consumer financing.

For the year ended March 31, 2006, revenues from other sales were ¥123.6 billion, an increase of ¥27.2 billion from ¥96.4 billion for the year ended March 31, 2005, which was primarily attributable to the following factors:

•	Leasing revenues were ¥65.3 billion, an increase of ¥9.9 billion from the ¥55.4 billion for the year ended March 31, 2005 due to the contribution of KYOGI WAREHOUSE CO., LTD (Japan), which became a subsidiary from the year ended March 31, 2006, and Mitsui Rail Capital Holdings, Inc. (United States), a leasing company of rolling stock.

•	Derivative trading revenues were ¥39.7 billion, an increase of ¥7.7 billion from the ¥32.0 billion for the year ended March 31, 2005. The principal reasons for this increase were strong energy derivatives trading at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), Mitsui Oil (Asia) Pte. Ltd. (Singapore) and Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong, China).

•	In addition, business expansion of the motorcycle retail finance at P.T. Bussan Auto Finance (Indonesia) contributed to an increase of revenues from other sales.

Gross Profit

Gross Profit Classified by Category of Revenues

For the year ended March 31, 2006, gross profit was ¥816.6 billion, an increase of ¥107.7 billion, or 15.2%, from ¥708.9 billion for the year ended March 31, 2005. The Gross Profit ratio (“GP ratio”), or ratio of gross profit divided by revenues, for the year ended March 31, 2006 was 19.8%, a decrease of 0.5 points compared to the year ended March 31, 2005. Changes in gross profit and GP ratio classified by category of revenues are set forth below:

	Billions of Yen
	Years Ended March 31,
	2006		2005		Change
	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio
Gross Profit from Sales of Products	¥368.4	10.6%	¥293.9	9.9%	¥74.5	0.7%
Gross Profit from Sales of Services	381.8	74.5%	365.3	84.2%	16.5	(9.7)%
Gross Profit from Other Sales	66.4	53.7%	49.7	51.6%	16.7	2.1%

Total	¥816.6	19.8%	¥708.9	20.3%	¥107.7	(0.5)%

For the year ended March 31, 2006, gross profit from sales of products was ¥368.4 billion, an increase of ¥74.5 billion from ¥293.9 billion for the year ended March 31, 2005. The major factors in this category classified by product are as follows:

•	Gross profit from Energy was ¥90.0 billion, an increase of ¥38.0 billion from the ¥52.0 billion for the year ended March 31, 2005. Mitsui E&P Middle East B.V. (Netherlands), engaged in production of crude oil in Oman, and Mittwell Energy Resources Pty. Ltd. (Australia) recorded increases in gross profit, reflecting higher oil prices. Westport Petroleum, Inc. (United States) also recorded an increase in gross profit from sales of crude oil and oil products.

•	Gross profit from Iron and Steel was ¥114.0 billion, an increase of ¥35.5 billion from the ¥78.5 billion for the year ended March 31, 2005. Mitsui Iron Ore Development Pty. Ltd. (Australia), Sesa Goa Limited (India) and Mitsui Coal Holdings Pty. Ltd. (Australia) recorded increases in gross profit due to rising iron ore and coal prices.

•	Gross profit from Chemicals was ¥51.5 billion, a slight increase of ¥3.7 billion from the year ended March 31, 2005, while the relevant revenues from sales of Chemicals saw a significant increase. Mitsui’s sales of petrochemicals and P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia producing company, contributed to increases in gross profit while Novus International, Inc. (United States) recorded a decrease in gross profit due to higher raw material costs.

The GP ratio from sales of products for the year ended March 31, 2006 was 10.6%, an improvement of 0.7 points compared to the year ended March 31, 2005. This 0.7 point improvement was because the growth in revenues at our mineral resources and energy development and production subsidiaries reflecting the surge in sales prices outpaced the increase in their costs of revenues. As for the transactions in commodity type products such as oil products and petrochemicals, higher prices do not necessarily result in increases in gross profit. However, sales of crude oil and oil products at Westport Petroleum, Inc. (United States) in Energy and Mitsui’s sales of basic petrochemicals in Chemicals recorded increase in gross profit derived from price fluctuations in those products.

For the year ended March 31, 2006, gross profit from sales of services was ¥381.8 billion, an increase of ¥16.5 billion from ¥365.3 billion for the year ended March 31, 2005. The major factors in this category classified by product were as follows:

•	Gross profit from Iron and Steel; and Chemicals increased by ¥13.0 billion and ¥9.7 billion, respectively, reflecting increases in revenues from sales of services.

•	Increases in revenues from sales of services of Machinery and Electronics & Information were largely offset by increases in the related costs of those revenues. Those transactions for which gross billed amounts are reported as revenue included logistics services in automobile businesses and network configuration, operation and maintenance services at NextCom K.K. (Japan).

The GP ratio from sales of services for the year ended March 31, 2006 was 74.5%, a decrease of 9.7 points compared to the year ended March 31, 2005. This decrease was mainly due to a relative increase in transactions where the gross billed amounts were reported as revenues and GP ratios were less than 100% such as the above-mentioned logistics services in automobile businesses and NextCom K.K. (Japan), compared to the transactions such as intermediary services where the net amount of sales and purchase prices in back-to-back transactions were reported as revenues with GP ratios of 100%.

For the year ended March 31, 2006, gross profit from other sales was ¥66.4 billion, an increase of ¥16.7 billion from the ¥49.7 billion for the year ended March 31, 2005. The major reasons were the same as described in “Revenues—Other sales” above.

The GP ratio from other sales for the year ended March 31, 2006 was 53.7%, an increase of 2.1 points compared to the year ended March 31, 2005.

Gross Profit Classified by Operating Segment

By operating segment, major factors for the increase in gross profit for the year ended March 31, 2006 are discussed as below:

•	In the Iron & Steel Raw Materials & Non-Ferrous Metals Segment, Mitsui Iron Ore Development, Pty. Ltd. (Australia) and Sesa Goa Limited (India) recorded significant increases, as iron ore prices for the year ended March 31, 2006 rose by 71.5% on a pure ore content basis compared to the year ended March 31, 2005, reflecting strong demand from Asia, particularly China. Mitsui Coal Holdings Pty. Ltd. (Australia) also recorded a significant increase, as the contract prices for metallurgical coal and thermal coal for the year ended March 31, 2006 rose. Prices for representative Australian metallurgical coal rose by approximately 120%.

•	In the Chemical Segment, overall market prices of petrochemical products stayed high, reflecting the high crude oil price, and Mitsui’s petrochemicals trading continuously benefited from favorable market conditions following the previous year. Due to higher ammonia prices, PT Kaltim Pasifik Amoniak (Indonesia) reported an increase in gross profit. In addition, we recorded increases in gross profit in trading of plastics, electronic materials and crystalline liquid for IT related industries and inorganic raw materials such as salt and sulfur, reflecting increasing demand of those materials mainly in Asia.

•	In the Energy Segment, rising crude oil prices resulted in significant increases in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, such as Mitsui E&P Middle East B.V. (Netherlands) operating in Oman and Mittwell Energy Resources Pty., Ltd. (Australia). Mitsui Oil (Asia) Pte. Ltd. (Singapore) and Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong, China) recorded increases in gross profit for oil products trading, reflecting the strong demand in Asia and higher crude oil prices.

•	In the Americas Segment, an oil products trading subsidiary Westport Petroleum, Inc. (United States) recorded a significant increase in gross profit, and a steel pipe sales subsidiary Champions Pipe & Supply, Inc. (United States) also recorded an increase. In addition, there was an increase by ¥1.2 billion due to a full-year contribution from CornerStone Research & Development Inc. (United States) which became a subsidiary from the third quarter of the year ended March 31, 2005.

Gross profit rose ¥14.0 billion for subsidiaries acquired or established from the second quarter of the year ended March 31, 2005 to the end of the year ended March 31, 2006, compared to the year ended March 31, 2005.

Those subsidiaries include Road Machinery, LLC (United States) which became a subsidiary in the fourth quarter of the year ended March 31, 2005, Hokushuren Company Limited (Japan) which became a subsidiary in the second quarter of the year ended March 31, 2006, NextCom K.K. (Japan) which became a subsidiary in the third quarter of the year ended March 31, 2005, and CornerStone Research & Development Inc. (United States) as mentioned above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended March 31, 2006 were ¥550.8 billion, an increase of ¥41.2 billion, or 8.1%, from ¥509.6 billion for the year ended March 31, 2005. In the same manner as with gross profit we saw that selling, general and administrative expenses rose ¥12.6 billion at subsidiaries acquired or established from the second quarter of the year ended March 31, 2005 to the end of the year ended March 31, 2006.

The main reasons for the increase of selling, general and administrative expenses are classified as below:

•	Personnel expenses were ¥276.1 billion for the year ended March 31, 2006, an increase of ¥25.2 billion from ¥250.9 billion for the year ended March 31, 2005. In overseas subsidiaries, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and Westport Petroleum, Inc. (United States) reported increases of ¥3.6 billion and ¥3.0 billion, respectively, because of increases in performance linked bonuses to traders corresponding to increases in gross profit from their trading activities. In domestic subsidiaries, MITSUI FOODS, CO., LTD. (Japan) recorded an increase of ¥1.9 billion in connection with the establishment of new distribution bases. There were also increases from the above-mentioned newly acquired domestic subsidiaries such as Hokushuren Company Limited (Japan) and NextCom K.K. (Japan). Mitsui reported an increase of ¥4.5 billion principally due to increases in bonuses to employees.

•	Communication and information expenses were ¥42.2 billion for the year ended March 31, 2006, an increase of ¥3.9 billion from ¥38.3 billion for the year ended March 31, 2005. This increase resulted from the introduction of a new enterprise resource planning system in November 2004 where maintenance and depreciation expenses were recognized for the full year ended March 31, 2006.

Provision for Doubtful Receivables

Provision for doubtful receivables for the year ended March 31, 2006 was minimal, less than ¥0.1 billion, an improvement from ¥8.8 billion for the year ended March 31, 2005. In both years ended March 31, 2006 and 2005, the provision for doubtful receivables consisted mainly of individually small provisions for a number of customers. Improvement in the year ended March 31, 2006 was partly attributable to the collection of debts which had been written off as uncollectible in the past. The major provisions for doubtful receivables in the year ended March 31, 2005 included a provision for a machinery-related domestic customer.

Interest Income and Interest Expense

Interest income for the year ended March 31, 2006 was ¥38.3 billion, an increase of ¥2.8 billion, or 7.9%, from ¥35.5 billion for the year ended March 31, 2005. Interest expense was ¥59.9 billion, an increase of ¥16.5 billion, or 38.0%, from ¥43.4 billion for the year ended March 31, 2005. As a result, interest expense, net of interest income was ¥21.6 billion, an increase of ¥13.7 billion, or 173.4%, from ¥7.9 billion for the year ended March 31, 2005. A breakdown of the principal changes for the year ended March 31, 2006 is as follows:

•	At Mitsui Sakhalin Holdings B.V. (Netherlands), interest expenses increased by ¥6.7 billion due to an increase in interest bearing debt which was used to fund the increasing investments in Sakhalin Energy Investment Company Ltd. (Bermuda) and an increase in U.S. dollar interest rates.

•	Mitsui recorded an increase of ¥3.0 billion in interest expenses, reflecting increases in interest bearing debt associated with increases in investments.

•	Mitsui & Co. (U.S.A.), Inc. (United States) recorded an increase of ¥1.9 billion in interest expense, reflecting an increase in U.S. dollar interest rates.

Interest rate trends for the year ended March 31, 2006 for the Japanese yen and U.S. dollar, the major currencies in which we have borrowings, are as follows:

•	The average of the month-end Japanese yen three-month London Interbank Offered Rate (“LIBOR”) remained 0.07%, roughly unchanged from the 0.05% during the year ended March 31, 2005, as the Bank of Japan maintained its very low interest rate policy. The average yield rate on 10-year Japanese Government Bonds was 1.44% for the year ended March 31, 2006, slightly declining from 1.52% during the year ended March 31, 2005. Meanwhile, the yield rate on 10-year Japanese Government Bonds rose to 1.78% as of March 31, 2006 on the back of the termination of its quantitative easing policy in March 2006.

•	The average of the month-end U.S. dollar three-month LIBOR during the year ended March 31, 2006 was 4.12%, up from the average of 2.13% during the year ended March 31, 2005, reflecting the FRB’s policy of gradually raising the Federal Funds target rate to 4.75% in the period from June 2004 to March 2006.

Regarding progress of our investment plans and financial policies, refer to “Liquidity and Capital Resources.”

Dividend Income

Dividend income for the year ended March 31, 2006 was ¥30.7 billion, an increase of ¥6.1 billion, or 24.8%, from ¥24.6 billion for the year ended March 31, 2005. Total dividends from LNG projects in the Middle East, namely Abu Dhabi, Qatar and Oman, were ¥13.4 billion, a slight increase of ¥0.6 billion from the ¥12.8 billion for the year ended March 31, 2005. There was a dividend from an investment company related to gains on sales of interests in telecommunication companies in Africa and increases in dividends from various domestic listed companies.

Gains on Sales of Securities—Net

The net realized gain on sales of securities for the year ended March 31, 2006 was ¥37.9 billion, an increase of ¥3.1 billion, or 8.9% from ¥34.8 billion for the year ended March 31, 2005.

The following is a breakdown of main points related to net gains on sales of securities for the year ended March 31, 2006.

•	In the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment and the Americas Segment, we recorded a ¥5.5 billion gain on the sale of shares in Metro PCS, Inc. in the United States. We also reported a ¥3.3 billion gain from the exchange of shares in POWEREDCOM, Inc. for KDDI CORPORATION in Japan and a ¥2.0 billion gain on the sale of shares in P.T. Excelcomindo Pratama, Tbk in Indonesia.

•	In the Foods & Retail Segment, we reported a ¥4.2 billion gain from the exchange of shares of Seven-Eleven Japan Co., Ltd. in Japan for newly issued shares of Seven & i Holdings Co., Ltd. in Japan, in connection with the establishment of Seven & i Holdings Co., Ltd.

•	We recorded a ¥2.8 billion gain on the sale of Iraqi Government Bonds which were acquired in exchange for commercial debt following the relevant international debt relief agreement.

The following is a breakdown of the main points related to net gains on sales of securities for the year ended March 31, 2005.

•	In the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, we reported a ¥7.2 billion gain on the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, in response to a tender offer, and a ¥4.1 billion gain in Telepark Corp. (Japan), a subsidiary engaged in sales of mobile devices and fixed telecommunication lines, following its initial public offering on the Second Section of the Tokyo Stock Exchange. Also in December 2004, in connection with the merger of a former associated company NextCom K.K. (Japan), a software development and marketing subsidiary BSI Co., Ltd., and a data telecommunications equipment marketing subsidiary ADAM NET Ltd., Mitsui was allotted shares in NextCom K.K. (Japan) in exchange for shares in two subsidiaries and recorded a ¥3.7 billion gain from the exchange of shares of those two subsidiaries.

•	In the Chemical Segment and the Other Overseas Areas Segment, we sold shares in Bangkok Polyethylene Public Company Limited (Thailand), a maker of high density polyethylene, and recorded a gain of ¥3.9 billion.

Gain on Issuance of Stock by a Subsidiary

As mentioned above in gains on sales of securities—net, Telepark Corp. (Japan) registered and issued 8,000 shares of common stock in an initial public offering on the Second Section of the Tokyo Stock Exchange in April 2004. As a result of the public offering, our ownership interest in Telepark Corp. (Japan) decreased and we recognized a gain of ¥1.7 billion on this issuance as a separate line item in the Statements of Consolidated Income, under gain on issuance of stock by a subsidiary, in addition to a ¥4.1 billion gain on securities as discussed above. For further information, see Note 19, “ISSUANCE OF STOCK BY SUBSIDIARIES AND ASSOCIATED COMPANIES.”

Loss on Write-Down of Securities

For the year ended March 31, 2006, the loss on write-down of securities was ¥10.6 billion, a decrease of ¥5.9 billion or 35.8%, from ¥16.5 billion for the year ended March 31, 2005.

For the year ended March 31, 2005, the Japanese stock markets experienced repeated minor adjustments within a narrow range between a high of ¥12,163.89 and a low of ¥10,505.05 in the Nikkei Stock Average, due to surging crude oil prices, concern over worldwide inflation, appreciation of the yen and a slowdown in the United States economy while underpinned by hopes for recoveries of domestic and overseas economies and an expansion in corporate earnings. For the year ended March 31, 2006, the Japanese stock markets saw an upturn following the recovery of the Japanese economy and expanding corporate earnings with the Nikkei Stock Average at ¥17,059.66 as of March 31, 2006, compared to ¥11,668.95 as of March 31, 2005.

Reflecting these developments in the stock market, the write-down of marketable securities for the year ended March 31, 2006 was small at ¥1.8 billion, a slight increase over ¥0.6 billion for the year ended March 31, 2005.

With respect to non-marketable securities, individual write-down losses were insignificant for the year ended March 31, 2006. For the year ended March 31, 2005, considering a deterioration in financial condition due to sluggish advertising revenues, we recorded losses on shares of satellite broadcaster BS-i, INCORPORATED (in Japan, not the same company as BSI Co., Ltd., listed under Gains on Sales of Securities—Net) and BS Japan Corporation in Japan of ¥1.9 billion and ¥1.2 billion, respectively. MBK Australia Resorts Pty. Ltd. (Australia) reported a write-down of ¥1.7 billion based on the estimated sale price for its investment in the Mirage Resorts business in Australia.

Gain on Disposal or Sales of Property and Equipment—Net

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2006 was ¥6.0 billion, a decrease of ¥0.5 billion, or 7.7%, from a ¥6.5 billion gain for the year ended March 31, 2005. In the year ended March 31, 2006, Mitsui recorded a ¥5.6 billion gain on the sale of Mitsui’s company-owned welfare facilities and a ¥1.3 billion gain on the sale of its corporate residences and dormitories. In the year ended March 31, 2005, in addition to a ¥3.2 billion gain from the sale of Mitsui’s corporate residences and dormitories, there was a ¥1.8 billion gain from the sale of warehouses for lease by a logistics-related subsidiary, Tri-Net Logistics Management, Inc. (United States). Properties sold in the years ended March 31, 2006 and 2005 had been acquired before the significant land price increase in Japan in the late 1980s and early 1990s.

Impairment Loss of Long-Lived Assets

The impairment loss on long-lived assets for the year ended March 31, 2006 was ¥36.1 billion, an increase of ¥15.5 billion or 75.2%, from ¥20.6 billion for the year ended March 31, 2005. The main elements of impairment losses for the year ended March 31, 2006 are as follows:

•	In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, we reported an ¥11.8 billion impairment loss on property and equipment owned by an aluminum smelting subsidiary, Mitalco Inc. (United States), reflecting the rising trend of electricity costs.

•	In the Foods & Retail Segment, MITSUI FOODS CO., LTD. (Japan) recorded a ¥6.0 billion impairment loss on land and facilities which would be idle as a result of reorganization of distribution bases.

•	Mitsui and domestic subsidiaries recorded a total of ¥2.8 billion impairment losses on land for development and land for lease.

•	In the Americas Segment, NutriScience Technologies, Inc. (United States), a pet food flavor manufacturing company, reported a ¥1.6 billion impairment loss on plant facilities.

The main elements for the year ended March 31, 2005 were as follows:

•	In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, we reported a ¥6.5 billion impairment loss on plant facilities at Mitalco Inc. (United States), reflecting the rising trend of electricity costs.

•	We recorded a ¥3.3 billion impairment loss on land for development purposes and a loss of ¥1.3 billion on land for lease, both held in Japan by Mitsui.

•	In the Energy Segment, Mitsui Oil Co., Ltd. (Japan) recorded an impairment loss of ¥2.3 billion mainly on gas stations.

For more information on impairment losses on long-lived assets, see Note 10, “IMPAIRMENT LOSS OF LONG-LIVED ASSETS,” and on our reevaluation and restructuring of subsidiaries and associated companies, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.”

Compensation and Other Charges Related to DPF Incident

In November 2004, Mitsui discovered that false data had been produced and submitted to authorities for diesel particulate filters (“DPF”s) manufactured by Mitsui’s subsidiary, PUREarth Incorporated (Japan), and sold by Mitsui. These filters were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. Mitsui had sold approximately 21,500 units of the product.

Mitsui has carried out a three-part user response plan involving: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing Mitsui’s DPFs in exchange for their redemption and (3) a support program for the purchase of alternative vehicles, as well as redemption of DPFs. As a result of considerable efforts, we have redeemed more than 99% of the DPFs as of June 2006. In addition, Mitsui has completed full compensation of relevant subsidies.

For the year ended March 31, 2005, Mitsui recorded ¥36.0 billion as compensation and other charges related to DPF incident in the Statements of Consolidated Income, consisting of a user response charge of approximately

¥28.0 billion and subsidy compensation of approximately ¥8.0 billion. The user response charge was estimated based on expected costs in each user response plan, considering the requirement of each respective user as at March 31, 2005. For the year ended March 31, 2006, Mitsui recorded an additional user response charge of ¥9.0 billion, re-estimating expected costs in each user response plan reflecting changes in the requirement of each respective user.

For more information, see Note 22, “COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT.”

Other Expense—Net

For the year ended March 31, 2006, other expense—net was ¥9.9 billion, an increase of ¥1.9 billion, or 23.8%, from ¥8.0 billion for the year ended March 31, 2005. The main elements of other expenses—net for the year ended March 31, 2006 were as follows:

•	Mitalco Inc. (United States) recorded losses including a ¥2.8 billion loss on impairment of goodwill considering deterioration in the terms of the power purchase contract during the course of renewal negotiations.

•	Oil and gas development and production subsidiaries including Mitsui E&P Australia Pty. Ltd. (Australia) recorded ¥2.2 billion exploration expenses reflecting an expansion in exploration activities.

•	NutriScience Technologies, Inc. (United States) recorded ¥1.4 billion in restructuring-related charges.

The main elements of other expense—net for the year ended March 31, 2005 were as follows:

•	Oil and gas development and production subsidiaries, including Wandoo Petroleum Pty. Ltd. (Australia) recorded ¥2.5 billion exploration expenses.

•	We recorded ¥2.0 billion restructuring-related charges, mainly representing costs related to the termination of an indemnity agreement which had been made in connection with the sale of a ceramic building materials and fiberboard business at Mitsui Wood Systems, Inc. (Japan) in October 2001.

For more information on other expense—net, see Note 20, “OTHER EXPENSE—NET,” and on our restructuring activities, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.”

Income Taxes

For the year ended March 31, 2006, income taxes were ¥124.7 billion, an increase of ¥22.9 billion, or 22.5%, from ¥101.8 billion for the year ended March 31, 2005, reflecting increases in income from continuing operations before income taxes, minority interests and equity in earnings. The effective tax rate was 49.3%, a decrease of 10.9 points from 60.2% for the year ended March 31, 2005. This was mainly due to establishing a valuation allowance in a large amount for the year ended March 31, 2005 which was provided on deferred tax assets on the impairment loss of certain of Mitsui’s investments recorded in the past years, as a result of a change in a policy to sell certain investments. This factor represented a 10.6 point decline in effective tax rate in the year ended March 31, 2006.

For further information, see Note 21, “INCOME TAXES.”

Mitsui was under an audit by the Tokyo Regional Taxation Bureau with regard to transfer price taxation in connection with the North West Shelf LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005.

On June 30, 2006, Mitsui received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the one year ended March 31, 2000.

According to the notice of tax assessment, the taxable income was corrected by ¥4.9 billion and the additional tax liabilities for the Corporation Tax, Enterprise Tax and Inhabitant Tax, including penalties and interests, are ¥2.4 billion. See Note 30, “UNAUDITED SUBSEQUENT EVENT.” These additional taxes and charges were reflected into the operating results for the first quarter of the year ending March 31, 2007.

Following receipt of notice of tax assessment and payment of the relevant taxes and charges, Mitsui filed an appeal with the Tokyo Regional Taxation Bureau. Mitsui is currently preparing a request for a mutual agreement procedure pursuant to the provision in the tax treaty between Japan and Australia.

While we are entirely unconvinced by the basis of tax assessment for this matter, we can not definitely predict the probability or amounts of any tax assessment for the remaining five fiscal years.

Minority Interests in Earnings of Subsidiaries

For the year ended March 31, 2006, minority interests in earnings of subsidiaries were ¥21.5 billion, an increase of ¥3.9 billion, or 22.2%, from ¥17.6 billion for the year ended March 31, 2005. Major factors are provided below.

•	In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, Sesa Goa Limited (India) (with a minority interest of 49%) recorded a minority interest of ¥7.1 billion, an increase from ¥5.0 billion for the year ended March 31, 2005, on the back of rises in iron ore prices.

•	In the Chemical Segment, P.T. Kaltim Pasifik Amoniak (Indonesia) (with a minority interest of 45%) recorded a minority interest of ¥2.5 billion, an increase from ¥1.1 billion for the year ended March 31, 2005, on the back of higher ammonia prices.

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

For the year ended March 31, 2006, equity in earnings of associated companies—net (after income tax effect) was ¥94.2 billion, a significant increase of ¥29.9 billion, or 46.5%, from ¥64.3 billion for the year ended March 31, 2005.

Among others, the Energy Segment and the Iron & Steel Raw Materials and Non-Ferrous Metals Segment recorded increases over their steady earnings for the year ended March 31, 2005, driven by rising prices and increasing transaction volume of energy and mineral resources.

•	In the Energy Segment, earnings increased at Japan Australia LNG (MIMI) Pty, Ltd. (Australia) which is involved in natural gas, crude oil and condensate exploration, development and marketing in West Australia, due to rising oil prices and increased production from the start-up of the fourth LNG production train in August 2004. Mitsui Oil Exploration Co., Ltd. (Japan) which is chiefly engaged in the production of gas and crude oil in offshore Thailand, also recorded an increase to ¥5.9 billion for the year ended March 31, 2006 from ¥2.7 billion for the year ended March 31, 2005, mainly due to the rises in oil prices. Also, Sakhalin Energy Investment Company Ltd. (Bermuda) increased earnings on rising crude oil prices.

•	In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, earnings of Valepar S.A. (Brazil), a holding company of the Brazilian iron ore and mineral resources company Companhia Vale do Rio Doce (“CVRD”), and Robe River Mining Company Pty. Ltd. (Australia), an iron ore mining company, increased to ¥14.6 billion and ¥9.0 billion, respectively, for the year ended March 31, 2006, from ¥6.4 billion and ¥4.8 billion, respectively, for the year ended March 31, 2005.

•	In the Machinery & Infrastructure Projects Segment, a full-year contribution of IPM Eagle LLP (United Kingdom), which became an associated company (equity method investee) from the third quarter of the year ended March 31, 2005, resulted in an increase in earnings.

Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)

For the year ended March 31, 2006, income (loss) from discontinued operations—net (after income tax effect) was income of ¥1.2 billion, a ¥6.0 billion decrease from income of ¥7.2 billion recorded for the year ended March 31, 2005.

•	The primary component of discontinued operations for the year ended March 31, 2006 was Arcadia Petroleum Ltd. (United Kingdom), a crude oil trading subsidiary reported in the Energy Segment and the Europe Segment. While Arcadia Petroleum Ltd. had been trading physical crude oil as well as future oil and oil derivatives, its expanding activity under booming oil prices exposed us to larger risks, such as market risk, and would require us to invest additional operating resources. As a result of an overall review of the business model of Arcadia Petroleum Ltd. and our business portfolio, we decided to sell all the shares of Arcadia Petroleum Ltd. to a new owner. We sold all shares during the year ended March 31, 2006. The income from discontinued operation of Arcadia Petroleum Ltd. was minimal for the year ended March 31, 2006 and ¥6.0 billion for the year ended March 31, 2005.

•	The primary component of discontinued operations for the year ended March 31, 2005 is Shirasagi Golf Club Co., Ltd. (Japan), a subsidiary reported in the All Other Segment. Shirasagi Golf Club Co., Ltd. had been engaged in the operation of a membership golf club in Japan, which had reported consecutive losses since the opening of the golf club because both the number of customers and the average sale per customer had declined. In these business conditions, as it was very unlikely that Shirasagi Golf Club Co., Ltd. would be able to improve its earnings and pay off its debts in the future, Mitsui disposed of other than by sales the operation during the year ended March 31, 2005. For the year ended March 31, 2005, the income from discontinued operation of Shirasagi Golf Club Co., Ltd. was ¥0.7 billion, partially reversing losses in previous years.

For additional information about our discontinued operations, see Note 4, “DISCONTINUED OPERATIONS.”

Summary of Operations for the Year Ended March 31, 2005

Operating Environment

The global economy continued the steady improvement that began in the middle of the year ended March 31, 2004. Principal developments in the economic environment that influenced our results of operations during the year ended March 31, 2005 included the following:

•	The global economy expanded steadily, driven by growth in the United States as well as emerging countries in Asia, particularly China, and other regions. Contributing factors included higher consumption and housing investment resulting from historically low interest rates as well as acceleration of demand for motor vehicles and firm infrastructure developments in emerging economies.

•	These factors contributed to a substantial increase in global trade, supported by very strong demand from Asia, particularly China, and spurred the rising trend in commodity prices such as crude oil, iron ore, coal and non-ferrous metals since the previous fiscal year.

•	The Japanese economy continued to recover in the first half of the year under review, underpinned by strong exports to high-growth areas of Asia, and higher capital expenditure as corporate earnings improved in Japan. In the second half of the fiscal year, however, economic recovery slowed down especially in the manufacturing sector in response to inventory adjustments in the home electronic equipment and IT-related markets as well as concerns about oil price rise.

•	The Bank of Japan continued its quantitative easing policy, and short-term interest rates remained very low. In the United States, meanwhile, the FRB began progressively raising interest rates beginning in June 2004 in order to restrain inflationary expectations.

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

•	Gross profit increased by ¥97.9 billion, or 16.0%, to ¥708.9 billion for the year ended March 31, 2005, compared with ¥611.0 billion for the year ended March 31, 2004. Overseas subsidiaries in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment generated higher gross profit due to price rises and increased shipments of iron ore and coal while gross profit grew in the Energy Segment supported by higher crude oil prices. In addition, market transactions in areas such as commodity derivatives and oil trading performed well.

•	Net other income and expenses increased ¥22.3 billion, or 4.3%, to ¥539.9 billion for the year ended March 31, 2005, compared to ¥517.6 billion for the year ended March 31, 2004.

—	Compensation and other charges related to DPF incident of ¥36.0 billion was recorded for user response plans including free product replacement and compensation for relevant subsidy providers relating to DPFs, which is discussed in “Discussion and Analysis of Operating Results for the Year Ended March 31, 2005—Compensation and Other Charges Related to DPF incident” below.

—	Selling, general and administrative expenses increased ¥20.2 billion in the year ended March 31, 2005, largely because there was no government grant for the transfer of the substitutional portion of the EPF, compared to ¥17.2 billion recorded in the year ended March 31, 2004.

—	With regard to loss on write-down of securities and other expense—net, the figures recorded in these categories for the year under review reflect the absence of large one-time expenses such as those recorded in the year ended March 31, 2004 of ¥21.7 billion for the write-down of securities relating to investment in the Japanese telecommunications carrier POWERDCOM, Inc. and ¥13.7 billion for the settlement of an antitrust lawsuit filed against a feed ingredient manufacturing subsidiary Bioproducts, Inc. (United States).

•	Equity in earnings of associated companies rose by ¥24.2 billion, or 60.3%, to ¥64.3 billion for the year ended March 31, 2005, compared with ¥40.1 billion for the year ended March 31, 2004. As was the case with gross profit, this reflected the strong performance of associated companies in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and the Energy Segment that benefited from the rise in commodity prices.

Due to the increase in gross profit and equity in earnings of associated companies outlined above, net income for the year ended March 31, 2005 from overseas subsidiaries and associated companies reached ¥117.9 billion, significantly higher than ¥53.5 billion recorded for the year ended March 31, 2004.

During the year ended March 31, 2005, the U.S. dollar continued to weaken against the yen, against a background of worsening current account and federal deficits and higher oil prices. The average U.S. dollar-yen exchange rate during the year ended March 31, 2005 was ¥107.60 = U.S.$1, representing yen appreciation of ¥5.16, or 4.6%, over the average rate during the year ended March 31, 2004 of ¥112.76 = U.S.$1.

Discussion and Analysis of Operating Results for the Year Ended March 31, 2005 as Compared to the Year Ended March 31, 2004

Revenues

Sales of Products

During the year ended March 31, 2005, sales of products were ¥2,964.1 billion, an increase of ¥485.6 billion, or 19.6%, from ¥2,478.5 billion for the year ended March 31, 2004. The major reasons classified by products are as follows:

•	Revenues from sales of Chemicals rose ¥208.1 billion principally because of increases in Mitsui’s sales of petrochemical products, reflecting higher prices for petroleum products due to higher crude oil prices, and increases in volume driven by the strong demand in China and other Asian countries.

•	Revenues from sales of Energy increased by ¥86.3 billion. The average crude oil price (basis of Japan Crude Cocktail) during the year ended March 31, 2005 was U.S.$36 per barrel, compared to U.S.$29 for the year ended March 31, 2004, driven by strong demand from China and uncertainty in supply from the Middle East and other areas. In this environment, revenues from sales of crude oil and oil products increased at Westport Petroleum Inc. (United States) and revenues increased domestically as oil product sales companies, Mitsui Oil Co., Ltd. (Japan) and Kokusai Oil & Chemical Co., Ltd. (Japan) were able to transfer higher crude oil cost in their wholesale and retail pricing.

•	Revenues from sales of Iron and Steel increased ¥85.4 billion. In the year ended March 31, 2005, with long-term contract prices for iron ore 18.6% higher than in the year ended March 31, 2004, subsidiaries in mineral resources business such as Sesa Goa Limited (India) and Mitsui Iron Ore Development Pty. Ltd. (Australia) achieved higher revenues. Also, supported by a strong market for steel products in North America, China and elsewhere in Asia, Champions Pipe & Supply, Inc. (United States), engaged in oil pipe sales, recorded higher revenues.

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

For the year ended March 31, 2005, sales of services were ¥434.1 billion, an increase of ¥10.8 billion, or 2.6%, from ¥423.3 billion for the year ended March 31, 2004. Principal reasons for this increase included higher revenues from information and communications services accompanying the acquisition of former associated company NextCom K.K. (Japan) during the year ended March 31, 2005, and strong performance in cell phone sales at Telepark Corp. (Japan).

Other Sales

Other sales principally include the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, the revenues from leasing activities of real estate, aircraft, ocean transport vessels, rolling stock and equipment and the revenues from external consumer financing.

For the year ended March 31, 2005, other sales were ¥96.4 billion, an increase of ¥27.7 billion, or 40.3%, from ¥68.7 billion for the year ended March 31, 2004, which was primarily attributable to:

•	Derivative trading revenues were ¥32.0 billion for the year ended March 31, 2005, an increase of ¥13.6 billion from ¥18.4 billion for the year ended March 31, 2004. The principal reason for this increase was strong energy derivatives trading at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) in the context of extremely high volatility in the crude oil market; and

•	Leasing revenues were ¥55.4 billion for the year ended March 31, 2005, an increase of ¥13.2 billion from ¥42.2 billion for the year ended March 31, 2004.

Gross Profit

Gross Profit Classified by Category of Revenues

For the year ended March 31, 2005, gross profit was ¥708.9 billion, an increase of ¥97.9 billion, or 16.0%, from ¥611.0 billion for the year ended March 31, 2004. The GP ratio for the year ended March 31, 2005 was 20.3%, a decrease of 0.3 points compared to the year ended March 31, 2004. Changes in gross profit and GP ratio classified by category of revenues are set forth below:

	Billions of Yen
	Years Ended March 31,
	2005		2004		Change
	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio
Gross Profit from Sales of Products	¥293.9	9.9%	¥195.2	7.9%	¥98.7	2.0%
Gross Profit from Sales of Services	365.3	84.2%	382.2	90.3%	(16.9)	(6.1)%
Gross Profit from Other Sales	49.7	51.6%	33.6	48.9%	16.1	2.7%

Total	¥708.9	20.3%	¥611.0	20.6%	¥97.9	(0.3)%

The GP ratio from sales of products for the year ended March 31, 2005 was 9.9%, an increase of 2.0 points compared to the year ended March 31, 2004. This increase was mainly due to the rate of increase in revenue at our natural resources development subsidiaries outpacing the rate of increase in costs of revenues, due to the surge in prices for natural resources. In particular, Sesa Goa Limited (India) and Mitsui Iron Ore Development Pty. Ltd. (Australia), both of which are engaged in the development and production of iron ore, saw significant increases in gross profit driven by rising prices of iron ore, as did Mitsui Coal Holdings Pty. Ltd. (Australia) which is engaged in the development and production of metallurgical coal and thermal coal. In the product of energy, gross profit increased at Mitsui E&P Middle East B.V. (Netherlands) which is engaged in development and production of crude oil in Oman due to a major rise in crude oil prices.

The GP ratio from sales of services for the year ended March 31, 2005 was 84.2%, a decrease of 6.1 points compared to the year ended March 31, 2004. This decrease was mainly due to a relative increase in transactions where the total billed amounts were reported as revenues, compared to transactions where the net amount of sales and purchase prices were reported as revenues with GP ratios of 100%. Specifically, NextCom K.K. (Japan), formerly an associated company, became a subsidiary in the third quarter of the year ended March 31, 2005, which resulted in an increase in the transactions for which gross billed amounts are reported as revenue in network configuration, operation and maintenance services. Also at Mitsui, an increase in such transactions was recorded in the logistic services business. Moreover, at Mitsui and many of its subsidiaries, transactions reported based on net amounts, where we assume a low degree of related risks and rewards declined relatively.

The GP ratio in other sales for the year ended March 31, 2005 was 51.6%, an increase of 2.7 points compared to the year ended March 31, 2004. This increase was mainly due to a major increase in revenues from derivative commodity instruments held for trading purpose reported in net amount, principally an increase in revenues from energy derivative transactions at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and commodities derivative and foreign exchange transactions at Mitsui, generally driven by the extremely high volatility in the crude oil markets.

Gross Profit Classified by Operating Segment

For the year ended March 31, 2005, the growth in gross profit was attributable to the operating segments as set forth below:

•	The Iron & Steel Raw Materials and Non-Ferrous Metals Segment recorded significant increases, as the market for metal raw materials rose on strong demand from Asia, particularly China, along with an increase in transaction volume. For the year ended March 31, 2005, iron ore prices under long term contracts rose 18.6%. Sesa Goa Limited (India) and Mitsui Iron Ore Development Pty. Ltd. (Australia) recorded major increases. And Mitsui Coal Holdings Pty. Ltd. (Australia), which is involved in the development of metallurgical coal and thermal coal, also increased gross profit.

•	In the Energy Segment, Arcadia Petroleum Ltd. (United Kingdom) generated significant profit increases as a result of focusing on crude oil trading after reporting losses on petroleum product trading in the year ended March 31, 2004. Mitsui E&P Middle East B.V. (Netherlands), which is engaged in crude oil production in Oman, and Mittwell Energy Resources Pty. Ltd. (Australia), our crude oil and condensate focused subsidiary, saw increased gross profit reflecting rising oil prices.

•	In the Logistics & Financial Markets Segment, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) generated increases in energy derivative trading reflecting the extremely high volatility in the crude oil market. Mitsui’s commodities derivative and foreign exchange transactions also produced good results.

•	In the Iron and Steel Products Segment, Regency Steel Asia Pte Ltd. (Singapore) and Mitsui recorded increases, as the market for steel products rose on strong demand from Asia, particularly in China. Steel products operations for the year ended March 31, 2005 generally maintained similar levels of transaction volume to the year ended March 31, 2004, amid price rises and tight demand.

•	In the Foods & Retail Segment, Mitsui’s commodity trading including grain and raw sugar contributed to the increase in gross profit. Moreover, as Mitsui Norin Co., Ltd. (Japan) became a subsidiary from the second quarter of the year ended March 31, 2004, gross profit for the year ended March 31, 2005—the first year of a full-year contribution—rose ¥5.1 billion compared to the year ended March 31, 2004. The Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment was firm on the sale of large-scale commercial facilities and residential subdivisions by MBK Real Estate Ltd. (United States), along with NextCom K.K. (Japan) which became a subsidiary from the third quarter of the year ended March 31, 2005.

•	In the Americas Segment, there were broad expansions in gross profit at steel product subsidiaries including Mitsui Steel Development Co., Inc. (United States) driven by active demand and firm market prices. Portac, Inc. (United States), our lumber and lumber products subsidiary, also saw increased gross profit on surging lumber prices.

Gross profit rose ¥19.9 billion for subsidiaries acquired or established from the second quarter of the year ended March 31, 2004 to the end of the year ended March 31, 2005 compared to the year ended March 31, 2004. Those subsidiaries include NextCom K.K. (Japan), formerly an associated company which became a subsidiary in the third quarter of the year ended March 31, 2005, and Mitsui Norin Co. Ltd. (Japan) as mentioned above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the year ended March 31, 2005 were ¥509.6 billion, an increase of ¥20.2 billion, or 4.1%, from ¥489.4 billion for the year ended March 31, 2004. The main reasons for this change are listed below:

•

Personnel expenses were ¥250.9 billion for the year ended March 31, 2005, a decrease of ¥7.2 billion from ¥258.1 billion for the year ended March 31, 2004. Personnel expenses at Mitsui improved significantly because of a ¥19.2 billion reduction in amortization of unrecognized net actuarial loss, and operating results for the year ended March 31, 2005 were not impacted by a ¥10.5 billion settlement loss recorded during the year ended March 31, 2004 in relation to the completion of the transfer to the Japanese government of the substitutional portion of the Mitsui’s EPF. Meanwhile, there was a considerable increase in personnel expenses mainly at overseas subsidiaries. Especially, personnel expenses at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), on the back of major increases in gross profit from commodities trading, rose ¥4.6 billion due to large increases in performance linked bonuses to traders.

•	Communication and information expenses were ¥38.3 billion for the year ended March 31, 2005, an increase of ¥5.1 billion over ¥33.2 billion for the year ended March 31, 2004. This increase resulted from the introduction of a new enterprise resource planning system and implementation of a total overhaul of office automation equipment in Mitsui.

•	Selling, general and administrative expenses other than personnel and communication and information expenses were ¥174.8 billion in the year ended March 31, 2005, an increase of ¥22.0 billion from ¥152.8 billion for the year ended March 31, 2004. There was an increased expense of ¥7.4 billion at domestic subsidiaries, mainly due to the ¥3.0 billion increases at the above-mentioned Mitsui Norin Co., Ltd. (Japan). Telepark Corp. (Japan) also recorded an increase of ¥1.9 billion reflecting the expanded cell phone business. Overseas subsidiaries recorded an increase of ¥7.9 billion, including ¥1.0 billion at P.T. Bussan Auto Finance (Indonesia), reflecting an expansion in business activities. There was also an increased expense of ¥6.4 billion including office administration costs and various stamp duties.

In the same manner as gross profit, selling, general and administrative expenses rose ¥14.6 billion at subsidiaries acquired or established from the second quarter of the year ended March 31, 2004 to the end of the year ended March 31, 2005.

Provision for Doubtful Receivables

Provision for doubtful receivables for the year ended March 31, 2005 was ¥8.8 billion, a reduction of ¥1.1 billion, or 11.1%, from ¥9.9 billion for the year ended March 31, 2004. In both years ended March 31, 2005 and 2004, provision for doubtful receivables consisted mainly of individually small provisions for a number of customers. Of those, the major provisions for doubtful receivables in the year ended March 31, 2005 included a ¥0.9 billion provision for a machinery-related domestic customer, while overseas there was a ¥0.8 billion provision for an overseas customer of Mitsui & Co. Energy Risk Management Ltd. (United Kingdom).

The major provisions for doubtful receivables for the year ended March 31, 2004 included provisions against overseas customers for machinery related transactions, and provisions for domestic and overseas customers in the steel products business.

Interest Income and Interest Expense

Interest income for the year ended March 31, 2005 was ¥35.5 billion, an increase of ¥5.5 billion, or 18.3%, from the ¥30.0 billion for the year ended March 31, 2004. Interest expenses were ¥43.4 billion, an increase of ¥7.8 billion, or 21.9%, from ¥35.6 billion for the year ended March 31, 2004. As a result, interest expense, net of interest income was ¥7.9 billion, an increase of ¥2.3 billion, or 41.1%, from ¥5.6 billion for the year ended March 31, 2004. A breakdown of the principal changes for the year ended March 31, 2005 is as follows:

•	At Mitsui Sakhalin Holdings B.V. (Netherlands), investments increased to Sakhalin Energy Investment Company Ltd. (Bermuda), and interest expenses rose ¥1.8 billion on the resultant increase in borrowings; and

•	Interest expenses at Mitsui & Co. (U.S.A), Inc. (United States) rose ¥1.7 billion reflecting a rise in U.S. dollar interest rates.

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

Gain on Sales of Securities—Net

The net realized gain on sales of securities for the year ended March 31, 2005 was ¥34.8 billion, an increase of ¥7.3 billion, or 26.5% from ¥27.5 billion for the year ended March 31, 2004.

The following is a breakdown of main points related to net gains on sales of securities for the year ended March 31, 2005.

•	In the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, we reported a ¥7.2 billion gain on the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, in response to a tender offer, and a ¥4.1 billion gain in Telepark Corp. (Japan), a subsidiary engaged in sales of mobile devices and fixed telecommunication lines, following its initial public offering on the Second Section of the Tokyo Stock Exchange. Also in December 2004, in connection with the merger of a former associated company NextCom K.K., a software development and marketing subsidiary BSI Co., Ltd., and a data telecommunications equipment marketing subsidiary ADAM NET Ltd., Mitsui was allotted shares in NextCom K.K. (Japan) in exchange for shares in two subsidiaries and recorded a ¥3.7 billion gain from the exchange of shares of those two subsidiaries.

•	In the Chemical Segment and the Other Overseas Areas Segment, we sold shares in Bangkok Polyethylene Public Company Limited (Thailand), a maker of high density polyethylene, and recorded a gain of ¥3.9 billion.

In the year ended March 31, 2004, we recorded a gain of ¥6.7 billion from the sale of shares of SKY Perfect Communications Inc. in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, a gain of ¥4.4 billion from the sale of Caemi Mineraçã o e Metalurgia S.A. in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, and a gain of ¥1.0 billion from the sale of MODEC Inc. in the Machinery & Infrastructure Projects Segment.

Gain on Issuance of Stock by a Subsidiary

This was reported for the year ended March 31, 2005 only. For information, see “Discussion and Analysis of Operating Results for the Year Ended March 31, 2006.”

Loss on Write-Down of Securities

For the year ended March 31, 2005, the loss on write-down of securities was ¥16.5 billion, a decrease of ¥14.5 billion, or 46.8%, from the ¥31.0 billion for the year ended March 31, 2004.

Stock prices in Japan started to rebound around May 2003 as the Japanese government’s decision to inject funds into certain banks reduced concerns about the stability of the financial system. Stocks continued to recover towards the end of March 2004 supported by improvements in corporate profits and gradual economic recovery. For the year ended March 31, 2005, within a narrow range between a high of ¥12,163.89 and a low of ¥10,505.05 in the Nikkei Stock Average, the Japanese stock markets experienced repeated minor adjustments due to surging crude oil prices, concern over worldwide inflation, appreciation of the yen and a slowdown in the United States economy. However, the stock markets were underpinned by hopes for recoveries of domestic and overseas economies and an expansion in corporate profits. The Nikkei Stock Average closed at ¥11,668.95, ¥11,715.39, and ¥7,972.71 on March 31, 2005, 2004 and 2003, respectively.

Reflecting these developments in the stock market, the write-down of marketable securities for the year ended March 31, 2005 reduced slightly to ¥0.6 billion from ¥1.1 billion for the year ended March 31, 2004.

With respect to non-marketable securities, considering a deterioration in financial condition due to sluggish advertising revenue, we recorded losses on shares of satellite broadcaster BS-i, INCORPORATED (not the same company as BSI Co., Ltd., listed under Gains on Sales of Securities—Net) and BS Japan Corporation of ¥1.9 billion and ¥1.2 billion, respectively. MBK Australia Resorts Pty, Ltd. (Australia) reported a write-down of ¥1.7 billion based on the estimated sale price for its investment in the Mirage Resorts business in Australia. There were also other instances of small losses. For the year ended March 31, 2004, we recorded a ¥21.7 billion loss on shares in POWEREDCOM, Inc, a Japanese telecommunications company, in consideration of the deterioration in its financial position, reflecting the operating loss caused by fierce price competition along with expansion of the Internet and the decrease in revenues from fixed-line business. Setting aside the ¥1.5 billion loss on shares in Mitsui Denman (Ireland) Co., Ltd., write-downs of other non-marketable securities were not significant.

Gain on Disposal or Sales of Property and Equipment—Net

For the year ended March 31, 2005, gain on disposal or sales of property and equipment—net was ¥6.5 billion, an increase of ¥2.4 billion, or 58.5%, over ¥4.1 billion in the year ended March 31, 2004.

In addition to a ¥3.2 billion gain from the sale of Mitsui’s corporate residences and dormitories, there was a ¥1.8 billion gain from the sale of warehouses for lease by a logistics-related subsidiary, Tri-Net Logistics Management, Inc. (United States).

For the year ended March 31, 2004, we recorded a ¥5.7 billion gain from the sale of our corporate residences and dormitories. Properties sold in the years ended March 31, 2005 and 2004 had been acquired long before the significant land price increase in Japan in the late 1980s and early 1990s. We also recorded small losses on the sale of aircraft and gas stations for the year ended March 31, 2004.

Impairment Loss of Long-Lived Assets

The impairment loss on long-lived assets for the year ended March 31, 2005 was ¥20.6 billion, a ¥0.4 billion, or 2.0% decrease from ¥20.2 billion for the year ended March 31, 2004.

The main elements of impairment losses for the year ended March 31, 2005 were as follows:

•	In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, we reported a ¥6.5 billion impairment loss on plant facilities at an aluminum smelting subsidiary, Mitalco Inc. (United States), reflecting the rising trend of electricity costs.

•	We recorded a ¥3.3 billion impairment loss on land for development purposes and a loss of ¥1.3 billion on land for lease, both held in Japan by Mitsui.

•	In the Energy Segment, Mitsui Oil Co., Ltd. (Japan) recorded an impairment loss of ¥2.3 billion mainly on gas stations.

The main elements of impairment losses for the year ended March 31, 2004 were as follows:

•	Impairment losses on Mitsui’s corporate residences and dormitories of ¥8.0 billion were recorded due to a decline in land prices in Japan. The corporate residences and dormitories on which we recorded impairment losses during the year ended March 31, 2004 had been acquired mainly in the early 1990s.

•	In the Machinery & Infrastructure Projects Segment, there were impairment losses of ¥4.3 billion that resulted from the exit from and disposal of certain business at NBI Corporation (formerly Toyo Valve Co., Ltd.) and Mitsui Bussan Machinery Co., Ltd.

•	In the Energy Segment, Mitsui Oil Co., Ltd. (Japan) reported ¥1.7 billion in impairment losses in connection with the restructuring of its gas stations.

For more information on impairment losses on long-lived assets, see Note 10, “IMPAIRMENT LOSS OF LONG-LIVED ASSETS,” and on our reevaluation and restructuring of subsidiaries and associated companies, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.”

Compensation and Other Charges Related to DPF Incident

For the year ended March 31, 2005, Mitsui recorded ¥36.0 billion as compensation and other charges related to DPF incident in the Statements of Consolidated Income, consisting of a user response charge of ¥28.0 billion and subsidy compensation of ¥8.0 billion. The user response charge was estimated based on expected costs in each user response plan, which reflects the requirement of each respective user. The subsidy compensation was recorded based on the amounts claimed by subsidy providers.

For more information, see Note 22, “COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT.”

Other Expense—Net

For the year ended March 31, 2005, other expense—net was ¥8.0 billion, a significant decrease of ¥20.7 billion, or 72.1%, from ¥28.7 billion for the year ended March 31, 2004. The main elements of other expense—net for the year ended March 31, 2005 were as follows.

•	Oil and gas development and production subsidiaries, including Wandoo Petroleum Pty. Ltd. (Australia) recorded ¥2.5 billion exploration expenses.

•	We recorded ¥2.0 billion restructuring-related charges, mainly representing costs related to the termination of an indemnity agreement which had been made in connection with the sale of a ceramic building materials and fiberboard business at Mitsui Wood Systems, Inc. (Japan) in October 2001.

Other expense—net for the year ended March 31, 2004 mainly consisted of the following elements.

•	We recorded litigation charges of ¥13.7 billion related to the settlement of an antitrust lawsuit filed against our subsidiary, Bioproducts, Inc. (United States), which manufactures and sells feed ingredient.

•	We recorded ¥6.3 billion restructuring-related charges, of which main elements included a combined ¥3.7 billion for Mitsui Bussan Machinery Co., Ltd. (Japan) and NBI Corporation (Japan) in the Machinery & Infrastructure Projects Segment.

For more information on other expense—net, see Note 20, “OTHER EXPENSE—NET,” and on our restructuring activities, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.”

Income Taxes

For the year ended March 31, 2005, income taxes amounted to ¥101.8 billion, reflecting increases in income from continuing operations before minority interests and equity in earnings, and recorded a major rise of ¥55.1 billion, or 118.0%, from ¥46.7 billion for the year ended March 31, 2004. The effective tax rate was 60.2%, an increase of 10.2 points from 50.0% for the year ended March 31, 2004.

This was mainly due to the impact of:

•	increases in valuation allowance provided on deferred tax assets (an increase of 6.5 points over the year ended March 31, 2004), due mainly to the increase in valuation allowance on deferred tax assets on the impairment loss of certain of Mitsui’s investments recorded in the past years as a result of a change in a policy to sell certain investments; and

•	increases in the effect of taxation on dividends (an increase of 6.2 points from the year ended March 31, 2004). For further information, see Note 21, “INCOME TAXES.”

Minority Interests in Earnings of Subsidiaries

Minority interests in earnings of subsidiaries for the year ended March 31, 2005 were ¥17.6 billion, an increase of ¥10.2 billion, or 137.8%, from ¥7.4 billion for the year ended March 31, 2004. Our major minority interests in earnings of subsidiaries for the year ended March 31, 2005 were ¥5.0 billion in Sesa Goa Limited (India) (with a minority interest of 49%) and ¥2.9 billion in Japan Collahuasi Resources B.V. (Netherlands) (with a minority interest of 38.1%) that owns an interest in a Chilean copper mine joint venture, Compania Minera Dona Ines de Collahuasi SCM (Chile).

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

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

For the year ended March 31, 2005, equity in earnings of associated companies—net (after income tax effect) posted a gain of ¥64.3 billion, a significant increase of ¥24.2 billion, or 60.3%, from ¥40.1 billion for the year ended March 31, 2004.

•	Since the second quarter of the year ended March 31, 2004, equity in earnings of Valepar S.A. (Brazil), a holding company of the Brazilian iron ore and mineral resources company, Companhia Vale do Rio Doce (“CVRD”), have been included. In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, earnings of Valepar S.A. and Compania Minera Dona Ines de Collahuasi SCM (Chile) increased to ¥6.4 billion and ¥7.8 billion, respectively, for the year ended March 31, 2005, compared to ¥2.5 billion and ¥1.9 billion, respectively, for the year ended March 31, 2004.

•	In the Energy Segment, earnings increased significantly at Japan Australia LNG (MIMI) Pty Ltd. (Australia) which is involved in natural gas, crude oil and condensate exploration, development and marketing in West Australia, due to rising oil prices and increased production on the back of facility expansion. Mitsui Oil Exploration Co., Ltd. (Japan) which is chiefly engaged in the production of gas and crude oil in offshore Thailand, also recorded an increase to ¥2.7 billion for the year ended March 31, 2005 from ¥1.1 billion for the year ended March 31, 2004, mainly due to rises in oil prices. Also, Sakhalin Energy Investment Company Ltd. (Bermuda) increased earnings on rising crude oil prices and an increase in production volume.

•	In the Machinery & Infrastructure Projects Segment, P.T. Paiton Energy (Indonesia) posted earnings of ¥2.9 billion for the year ended March 31, 2005, continuing the firm performance seen for the year ended March 31, 2004. Automobile sales associated companies overseas continued to show solid performance for the year ended March 31, 2005. There was also a new contribution of ¥1.1 billion from United Auto Group Inc. (United States), an automobile dealer which became an associated company during the year ended March 31, 2005.

Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)

For the year ended March 31, 2005, income (loss) from discontinued operations—net (after income tax effect) was income of ¥7.2 billion, a ¥15.9 billion improvement from the loss of ¥8.7 billion recorded for the year ended March 31, 2004. The primary components of discontinued operations for the year ended March 31, 2005 are as follows:

•	Shirasagi Golf Club Co., Ltd. (Japan), a subsidiary reported in the All Other Segment, had been engaged in the operation of a membership golf club in Japan, which had reported consecutive losses since the opening of the golf club because both the number of customers and the average sale per customer had declined. In these business conditions, as it was very unlikely that Shirasagi Golf Club Co., Ltd. would be able to improve its earnings and pay off its debts in the future, Mitsui disposed of other than by sales the operation during the year ended March 31, 2005. For the year ended March 31, 2005, the income from discontinued operation of Shirasagi Golf Club Co., Ltd. was ¥0.7 billion, partially reversing losses in previous years.

A breakdown of operations discontinued for the year ended March 31, 2004 was as follows:

•	Takeoka Golf Club, a domestic subsidiary in the All Other Segment, which had been engaged in the operation of a public golf club in Japan, suffered from a declining number of visitors due to keen competition with other golf clubs adjacent to the golf club and was disposed of by sale during the year ended March 31, 2004. The business was disposed of and we recorded ¥3.5 billion in losses—net (after income tax effect). We also posted a loss from disposal of Global Octanes Corporation (United States) and other two subsidiaries, which had managed Global Octanes Texas Limited Partnership, and had been engaged in the manufacture and sale of Methyl Tertiary-Butyl Ether (“MTBE”), as its partners, but had dissolved the partnership and disposed of the operations during the year ended March 31, 2004.

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

Operating Results by Operating Segment

The business units of Mitsui’s Head Office, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with overseas branches and overseas trading subsidiaries in planning and executing their strategies for products and regions. The overseas branches and overseas trading subsidiaries are separate operating units, which are delegated responsibility for the business of their regions as the centers of each particular regional strategy and operate diversified businesses together with their subsidiaries and associated companies in collaboration with the business units. Therefore, our operating segments consist of product-focused operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of overseas branches and overseas trading subsidiaries.

Our operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and four region-focused reportable operating segments, totaling twelve reportable operating segments.

As we focus on mineral resources and energy projects as core areas of investment, “Iron & Steel Products” and “Iron & Steel Raw Materials and Non-Ferrous Metals” have been promoting business more independently than before; therefore, these operating segments, which had been aggregated in former “Metal Products & Minerals,” are now presented as separate product-focused reportable segments, starting from the year ended March 31, 2006. Also, identifying consumer service businesses as a growing and strengthening business area, we have been combining business experience and expertise of Information, Electronics and Telecommunication Business Unit which had been included in former “Machinery, Electronics & Information” and business units which had been included in former “Consumer Products & Services,” in order to promote a broad range of business opportunities in the emerging markets such as media/information, outsourcing, retail support and medical/health/seniors, and to develop consumer-oriented service businesses as a new source of core earnings.

Accordingly, with regard to the business units which had been included in former “Consumer Products & Services,” Lifestyle Business Unit and Consumer Service Business Unit, which aim to provide highly value-added products and services to consumers, as well as distribution and intermediary services, by converging products, services and information-technology function, are aggregated with Information, Electronics and Telecommunication Business Unit and disclosed as “Lifestyle, Consumer Service and Information, Electronics & Telecommunication.”

“Foods & Retail,” which aims to meet diversifying needs of retailers with comprehensive services while investing and participating in managing of retailers, is presented as a separated product-focused reportable segment. Machinery Business Unit and Infrastructure Projects Business Unit, which had been included in former “Machinery, Electronics & Information,” are presented as “Machinery & Infrastructure Projects.”

In order to develop new business opportunities emerging with the development of network economies based around China, ASEAN and India, we introduced an Asian Regional Managing Directorship system. Broad authority and responsibility to manage our businesses throughout Asia excluding Japan is delegated to the Regional Managing Director, Asia starting from the year ended March 31, 2006. Based on this change, business in Asia other than Japan, which had been included in “Other Overseas Areas”, is presented as a separate region-focused reportable operating segment. The operating segment information for the years ended March 31, 2005 and 2004 has been restated to conform to the current year presentation.

Further, starting from the year ended March 31, 2005, equity in earnings of associated companies has been disclosed, since this item was newly included in the measure of segment performance reviewed by the chief operating decision maker. In this section, for the convenience of readers to compare equity in earnings of associated companies by operating segment for the years ended March 31, 2006, 2005 and 2004, the breakdowns for the year ended March 31, 2004 are additionally provided.

Our operating segment information for gross profit, operating income (loss), equity in earnings (losses) of associated companies and net income (loss) for the years ended March 31, 2006, 2005 and 2004 is as follows:

Operating Segment Information

Gross Profit

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Iron & Steel Products	¥54.4	¥47.3	¥34.7	¥7.1	¥12.6
Iron & Steel Raw Materials and Non-Ferrous Metals	110.8	74.2	42.3	36.6	31.9
Machinery & Infrastructure Projects	90.6	82.9	80.3	7.7	2.6
Chemical	97.8	87.1	91.1	10.7	(4.0)
Energy	84.7	72.6	54.6	12.1	18.0
Foods & Retail	79.9	85.3	73.7	(5.4)	11.6
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	128.4	121.7	110.6	6.7	11.1
Logistics & Financial Markets	51.4	46.7	32.3	4.7	14.4
Americas	61.6	49.9	40.7	11.7	9.2
Europe	22.4	20.6	20.0	1.8	0.6
Asia	27.4	21.8	19.9	5.6	1.9
Other Overseas Areas	4.9	4.0	4.2	0.9	(0.2)

Total	814.3	714.1	604.4	100.2	109.7

All Other	7.1	12.4	10.4	(5.3)	2.0
Adjustments and Eliminations	(4.8)	(17.6)	(3.8)	12.8	(13.8)

Consolidated Total	¥816.6	¥708.9	¥611.0	¥107.7	¥97.9

Operating Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Iron & Steel Products	¥26.5	¥16.3	¥6.9	¥10.2	¥9.4
Iron & Steel Raw Materials and Non-Ferrous Metals	87.2	51.9	21.8	35.3	30.1
Machinery & Infrastructure Projects	21.7	21.6	22.1	0.1	(0.5)
Chemical	34.0	24.6	31.4	9.4	(6.8)
Energy	52.0	35.4	21.7	16.6	13.7
Foods & Retail	9.1	17.8	13.4	(8.7)	4.4
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	25.0	24.0	17.2	1.0	6.8
Logistics & Financial Markets	17.6	18.5	10.4	(0.9)	8.1
Americas	21.7	14.7	8.5	7.0	6.2
Europe	4.1	2.4	3.0	1.7	(0.6)
Asia	10.7	7.8	5.7	2.9	2.1
Other Overseas Areas	1.0	0.4	0.9	0.6	(0.5)

Total	310.6	235.4	163.0	75.2	72.4

All Other	(3.0)	(0.5)	(1.9)	(2.5)	1.4
Adjustments and Eliminations	(41.8)	(44.4)	(32.1)	2.6	(12.3)

Consolidated Total	¥265.8	¥190.5	¥129.0	¥75.3	¥61.5

Equity in Earnings (Losses) of Associated Companies

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Iron & Steel Products	¥3.0	¥1.7	¥0.8	¥1.3	¥0.9
Iron & Steel Raw Materials and Non-Ferrous Metals	28.7	20.7	7.8	8.0	12.9
Machinery & Infrastructure Projects	14.6	10.0	5.1	4.6	4.9
Chemical	3.2	2.5	(1.2)	0.7	3.7
Energy	33.8	24.5	14.5	9.3	10.0
Foods & Retail	3.5	2.2	3.3	1.3	(1.1)
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	3.5	(0.3)	5.5	3.8	(5.8)
Logistics & Financial Markets	4.0	2.5	0.2	1.5	2.3
Americas	2.1	1.6	(2.5)	0.5	4.1
Europe	(0.2)	0.1	0.2	(0.3)	(0.1)
Asia	0.1	0.1	0.2	0.0	(0.1)
Other Overseas Areas	0.6	0.4	0.2	0.2	0.2

Total	96.9	66.0	34.1	30.9	31.9

All Other	0.3	0.4	(0.1)	(0.1)	0.5
Adjustments and Eliminations	(3.0)	(2.1)	6.1	(0.9)	(8.2)

Consolidated Total	¥94.2	¥64.3	¥40.1	¥29.9	¥24.2

Net Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Iron & Steel Products	¥19.3	¥11.6	¥5.5	¥7.7	¥6.1
Iron & Steel Raw Materials and Non-Ferrous Metals	54.7	35.4	18.7	19.3	16.7
Machinery & Infrastructure Projects	30.6	20.9	11.0	9.7	9.9
Chemical	12.1	(6.8)	11.4	18.9	(18.2)
Energy	40.9	42.8	24.4	(1.9)	18.4
Foods & Retail	(3.2)	10.6	10.6	(13.8)	0.0
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	17.5	11.8	3.2	5.7	8.6
Logistics & Financial Markets	13.4	11.8	4.8	1.6	7.0
Americas	12.6	12.3	0.2	0.3	12.1
Europe	4.9	2.9	0.7	2.0	2.2
Asia	9.3	8.0	6.3	1.3	1.7
Other Overseas Areas	14.3	5.8	4.1	8.5	1.7

Total	226.4	167.1	100.9	59.3	66.2

All Other	11.2	4.4	1.9	6.8	2.5
Adjustments and Eliminations	(35.2)	(50.4)	(34.4)	15.2	(16.0)

Consolidated Total	¥202.4	¥121.1	¥68.4	¥81.3	¥52.7

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

Iron & Steel Products Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥54.4	¥47.3	¥34.7	¥7.1	¥12.6
Operating Income	26.5	16.3	6.9	10.2	9.4
Equity in Earnings of Associated Companies	3.0	1.7	0.8	1.3	0.9
Net Income	19.3	11.6	5.5	7.7	6.1

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Iron & Steel Products Segment for the year ended March 31, 2006 was ¥54.4 billion, an increase of ¥7.1 billion from ¥47.3 billion for the year ended March 31, 2005. For the year ended March 31, 2006, worldwide demand for steel products in general continued to stay firm. Transactions in steel tubular products such as oil pipes executed under tight supply-demand conditions reflecting higher oil prices; and high-end steel plates for shipbuilding and automobiles contributed to the increase in gross profit, especially at Mitsui, although we saw weakening market conditions mainly in commodity type steel products arising from excessive supply from China towards the second half of the year ended March 31, 2006.

Operating income for the year ended March 31, 2006 was ¥26.5 billion, an increase of ¥10.2 billion from ¥16.3 billion for the year ended March 31, 2005, reflecting the above-mentioned increase in gross profit and decrease in the provision for doubtful receivables.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.0 billion, an increase of ¥1.3 billion from ¥1.7 billion for the year ended March 31, 2005, due to contributions by domestic companies.

Reflecting the above, net income for the year ended March 31, 2006 was ¥19.3 billion, a ¥7.7 billion increase from ¥11.6 billion for the year ended March 31, 2005.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Iron & Steel Products Segment for the year ended March 31, 2005 was ¥47.3 billion, an increase of ¥12.6 billion from ¥34.7 billion for the year ended March 31, 2004. Profit margins expanded due to the steady transaction volume mainly in the domestic market and Asia, amid tightening supply-demand balance for various steel products.

Operating income for the year ended March 31, 2005 was ¥16.3 billion, an increase of ¥9.4 billion from ¥6.9 billion for the year ended March 31, 2004, reflecting the above-mentioned increase in gross profit.

Reflecting improvement in operating income, net income for the year ended March 31, 2005 was ¥11.6 billion, a ¥6.1 billion increase from ¥5.5 billion for the year ended March 31, 2004.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥110.8	¥74.2	¥42.3	¥36.6	¥31.9
Operating Income	87.2	51.9	21.8	35.3	30.1
Equity in Earnings of Associated Companies	28.7	20.7	7.8	8.0	12.9
Net Income	54.7	35.4	18.7	19.3	16.7

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment for the year ended March 31, 2006 was ¥110.8 billion, a significant increase of ¥36.6 billion from ¥74.2 billion for the year ended March 31, 2005. The main elements of the increase were as follows:

•	In May 2006, the International Iron and Steel Institute reported that global crude steel output for 2006 (calendar year) maintained a high level of 1,132 million metric tons, following 1,067 million metric tons for 2005 when it reached the level of 1,000 million metric tons for the first time ever. Reflecting a tightening supply-demand balance in Asia, especially in China, Australian iron ore prices under long-term contracts for the year ended March 31, 2006 rose by 71.5% on a pure ore content basis compared to the year ended March 31, 2005. This resulted in major increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia), Mitsui Itochu Iron Pty. Ltd. (Australia) and Sesa Goa Limited (India) of ¥17.9 billion, ¥3.0 billion and ¥5.6 billion, respectively, over the year ended March 31, 2005. At Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd., shipments (on our equity production basis) increased slightly to 21.7 million tons and 2.5 million tons for the year ended March 31, 2006 compared to 21.1 million tons and 2.4 million tons for the year ended March 31, 2005.

•

Similarly, prices for metallurgical coal and thermal coal for the year ended March 31, 2006 rose sharply. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a ¥13.8 billion increase in gross profit over the year ended March 31, 2005, in spite of a decline in output volume and increased production cost from surging fuel and material costs. Prices for representative Australian metallurgical coal rose to U.S.$125 per ton/FOB for the year ended March 31, 2006 compared to U.S.$57 per ton/FOB for the year ended March 31, 2005. Shipments by Mitsui Coal Holdings Pty. Ltd. decreased to 5.9 million tons for the year ended March 31, 2006 compared to 6.8 million tons for the year ended March 31, 2005 due to a delay in stripping work caused by a labor and material shortage.

Consistent with the increase in gross profit, operating income for the year ended March 31, 2006 was ¥87.2 billion, an increase of ¥35.3 billion from ¥51.9 billion for the year ended March 31, 2005.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥28.7 billion, an increase of ¥8.0 billion from ¥20.7 billion for the year ended March 31, 2005. Major factors were as follows:

•	Mitsui owns 18.24% of the outstanding voting shares of Valepar S.A. (Brazil), the holding company of the Companhia Vale do Rio Doce (“CVRD”), a Brazilian iron ore and mineral resources company. Reflecting improved operating results of CVRD, driven by rising mineral resources prices, our equity in earnings of Valepar S.A. for the year ended March 31, 2006 was ¥14.6 billion, a ¥8.2 billion increase compared to the year ended March 31, 2005. An iron ore mining company Robe River Mining Company Pty. Ltd. (Australia) recorded earnings of ¥9.0 billion, an improvement by ¥4.2 billion over the year ended March 31, 2005.

•	Equity in earnings of a copper mine joint venture, Companhia Minera Dona Ines de Collahuasi SCM (Chile) was ¥3.7 billion, a ¥4.1 billion decline compared to the year ended March 31, 2005. In the year ended March 31, 2006, the investee declared dividends, so we recognized the tax effect on its retained earnings for the additional Chilean tax charged to dividend recipients. This change outweighed the positive effect on its operations from rising copper price. Average copper prices over the year as listed on the London Metals Exchange (“LME”) rose to U.S.$3,684 per ton/ FOB for 2005 (calendar year) from U.S.$2,868 per ton/ FOB for 2004 (calendar year).

Net income for the year ended March 31, 2006 was ¥54.7 billion, a ¥19.3 billion increase from ¥35.4 billion for the year ended March 31, 2005. This significant increase resulted from the improvement in operating income and equity in earnings of associated companies.

On the other hand, considering the deterioration in the terms of the power purchase contract during the course of renewal negotiations, an aluminum smelting subsidiary Mitalco Inc. (United States) recorded an ¥11.8 billion impairment loss on plant facilities and other expenses including impairment on goodwill of ¥2.8 billion.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment for the year ended March 31, 2005 was ¥74.2 billion, a substantial increase of ¥31.9 billion from ¥42.3 billion for the year ended March 31, 2004. The main factors contributing to this result were as follows:

•	For the year ended March 31, 2005, iron ore prices under long-term contracts rose by 18.6% over the year ended March 31, 2004, resulting in major increases in gross profit at Sesa Goa Limited (India) and Mitsui Iron Ore Development Pty. Ltd. (Australia). Sesa Goa Limited in particular contributed a ¥12.2 billion increase compared to the year ended March 31, 2004, supported by the expansion of sales to China. At Mitsui Iron Ore Development Pty. Ltd., shipments (on our equity production basis) increased to 21.1 million tons for the year ended March 31, 2005 compared to 18.3 million tons for the year ended March 31, 2004 on the back of expanded production at the West Angelas mine which came on line in March 2002.

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

Operating income for the year ended March 31, 2005 was ¥51.9 billion, a ¥30.1 billion increase from ¥21.8 billion for the year ended March 31, 2004. Selling, general and administrative expenses increased, but this was significantly outweighed by the above-mentioned increase in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2005 was ¥20.7 billion, an increase of ¥12.9 billion from ¥7.8 billion for the year ended March 31, 2004. The main factors contributing to this result were as follows:

•	In the second quarter of the year ended March 31, 2004, we sold our shares in Caemi Mineraçã o e Metalurgia S.A. to CVRD at the same time as acquiring 18.24% of the outstanding voting shares in Valepar S.A. (Brazil), the holding company of CVRD. Our equity in earnings of Valepar S.A. for the year ended March 31, 2005 was ¥6.4 billion, a ¥3.9 billion increase compared to the year ended March 31, 2004, also reflecting the positive impact of higher mineral resource prices on its financial performance.

•	Our equity in earnings in the copper mine joint venture, Companhia Minera Dona Ines de Collahuasi SCM (Chile), for the year ended March 31, 2005 was ¥7.8 billion, an increase of ¥5.9 billion compared to the year ended March 31, 2004. Average copper prices over the year as listed on the LME rose to U.S.$2,868 per ton/ FOB for 2004 (calendar year) from U.S.$1,780 per ton/ FOB for 2003 (calendar year).

Net income for the year ended March 31, 2005 was ¥35.4 billion, a significant increase of ¥16.7 billion from ¥18.7 billion for the year ended March 31, 2004, reflecting increased operating income and equity in earnings of associated companies, despite the following negative factors:

•	The year ended March 31, 2005 saw reduced gains on sales of securities, reflecting the absence of the ¥4.4 billion gain recorded from the sale of shares in Caemi Mineraçã o e Metalurgia S.A. for the year ended March 31, 2004.

•	We recorded ¥6.5 billion in impairment losses on plant facilities at an aluminum smelting subsidiary, Mitalco Inc. (United States) for the year ended March 31, 2005, reflecting the rising trend of electricity costs.

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for Iron & Steel Raw Materials, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

The iron ore and coal (metallurgical coal) production joint venture businesses in Australia and other regions in which we participate with major overseas mineral resources companies enter into supply contracts with Japanese steel makers and major clients in other countries. Based on these contracts, sales prices are reviewed and renegotiated each fiscal year. For the year ending March 31, 2007, the annual prices of iron ore and coal are as follows. (Unit prices for iron ore and coal from each mine in production also reflect the difference of respective grades and types.)

•	For the year ending March 31, 2007, the annual prices of iron ore concluded by major mining houses and worldwide major users rose by 19% compared to the year ended March 31, 2006 on a pure ore content basis. The price level reflected limited production capacities in Australia and Brazil and tightened market supply and demand balance in the face of active global demand for iron and steel raw materials mainly from China.

•	Prices for representative Australian metallurgical coal declined to around U.S.$110 per ton/ FOB for the year ending March 31, 2007, approximately 10% down from the year ended March 31, 2006.

Fluctuations in iron ore and coal prices directly affect revenues from the equity-based production at our iron ore and coal subsidiaries and associated companies. For the year ending March 31, 2007, the estimated impact on net income in the Statements of Consolidated Income arising from changes in iron ore and coal prices is as follows:

•	Estimated impact on net income from a change of U.S.$1 per ton in iron ore price: Approximately ¥2.7 billion.

•	Estimated impact on net income from a change of U.S.$1 per ton in coal price: Approximately ¥0.5 billion.

For the year ended March 31, 2006, the equity-based shipments of our overseas subsidiaries and associated companies in shipments amounted to approximately 40 million tons of iron ore and approximately 7 million tons of coal. The above-mentioned effect is calculated based on the assumptions of an estimated increase in production in line with our holdings after the year ended March 31, 2006, and a specific range of foreign exchange rates for yen, the U.S. dollar and other related currencies.

Efforts are being undertaken at each mine to expand production and shipments, but production costs are increasing amid a global trend of rising material and equipment costs, and utility costs are also trending upwards. In natural resource producing countries such as Australia, there is a general trend toward currency appreciation in line with any firming in the markets for export products, resulting in cost pressure for our overseas subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in our Equity Production

In order to respond to tightening supply-demand balance, major iron ore and coal producers are investing to increase production capacity. As of March 31, 2006, noteworthy developments in iron and steel raw materials projects in which we hold stakes are as follows: (Unless otherwise noted, production amounts represent a 100% basis.)

•	With respect to iron ore mining joint ventures with the BHP Billiton group, we are expanding to raise the combined iron ore production capacity to 118 million tons per annum from 110 million tons by the year ending March 31, 2007. In addition, the joint ventures have further agreed to an expansion plan to increase annual production capacity to 129 million tons by the year ending March 2008.

•	With respect to coal mining joint ventures promoted with the Anglo American group, expansion work of the Dawson complex is ongoing to boost annual coal production from the present capacity of 7 million tons per annum to 12.7 million tons by the year ending March 31, 2009. Furthermore, development of the Lake Lindsay mine at the German Creek complex is under way to bring this new mine to production with additional capacity of approximately 4 million tons per annum.

Iron and steel raw material mining projects worldwide including those we are involved in are also expanding production capacity which we expect will be reflected in global production capacity in the years beyond 2007. However, we have yet to come up with the outlook for supply and demand or iron and steel raw materials prices for the period beyond 2007. As there are too many uncertainties including demand from China and other emerging countries, it is impossible for our management to draw up definitive forecasts on supply-demand balance and prices at this point in time.

Machinery & Infrastructure Projects Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥90.6	¥82.9	¥80.3	¥7.7	¥2.6
Operating Income	21.7	21.6	22.1	0.1	(0.5)
Equity in Earnings of Associated Companies	14.6	10.0	5.1	4.6	4.9
Net Income	30.6	20.9	11.0	9.7	9.9

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Machinery & Infrastructure Projects Segment for the year ended March 31, 2006 was ¥90.6 billion, an increase of ¥7.7 billion from ¥82.9 billion for the year ended March 31, 2005. Gross profit increased at a motorcycle retail finance subsidiary P.T. Bussan Auto Finance (Indonesia), and at overseas automotive related operations particularly in the Americas. There were also contributions from a newly acquired construction machinery sales subsidiary Road Machinery, LLC (United States).

Operating income for the year ended March 31, 2006 was ¥21.7 billion, a slight increase of ¥0.1 billion from ¥21.6 billion for the year ended March 31, 2005, because the increase in gross profit was largely offset by increases in selling, general and administrative expenses at the above-mentioned subsidiaries that showed growth in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥14.6 billion, an increase of ¥4.6 billion from ¥10.0 billion for the year ended March 31, 2005, mainly due to the contribution of IPM Eagle LLP (United Kingdom), which is engaged in overseas power generation businesses, and strong performance in ship and marine project related businesses.

Net income for the year ended March 31, 2006 was ¥30.6 billion, an increase of ¥9.7 billion from ¥20.9 billion for the year ended March 31, 2005, due to the above-mentioned improvements in operating income and equity in earnings of associated companies.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Machinery & Infrastructure Projects Segment for the year ended March 31, 2005 was ¥82.9 billion, an increase of ¥2.6 billion from ¥80.3 billion for the year ended March 31, 2004. The main components of the changes in gross profit were as below:

•	Business expansion of P.T. Bussan Auto Finance (Indonesia), a motorcycle retail finance company, resulted in growth of ¥1.7 billion. In general, overseas subsidiaries in the automotive related businesses recorded increased gross profit.

•	In the year ended March 31, 2004, there was a significant contribution from plant and transportation projects such as a power station and railway project in Malaysia, and an oil refinery in Russia. In the year ended March 31, 2005 execution of such large contracts declined and gross profit decreased slightly.

Operating income for the year ended March 31, 2005 was ¥21.6 billion, a ¥0.5 billion decrease from the ¥22.1 billion for the year ended March 31, 2004. The increase in gross profit was more than offset by increased selling, general and administrative expenses including personnel expenses for overseas subsidiaries in the automotive related businesses.

Equity in earnings of associated companies for the year ended March 31, 2005 was ¥10.0 billion, an increase of ¥4.9 billion from ¥5.1 billion for the year ended March 31, 2004. P.T. Paiton Energy (Indonesia) continued to be buoyant, recording a figure of ¥2.9 billion. In addition to the favorable performance of overseas automotive associated companies, the United Auto Group, Inc. (United States), a company which newly became an associated company made a new contribution of ¥1.1 billion.

Net income for the year ended March 31, 2005 was ¥20.9 billion, a ¥9.9 billion increase from ¥11.0 billion for the year ended March 31, 2004. During the year ended March 31, 2004, we reorganized the business of NBI Corporation (Japan), formerly known as Toyo Valve Co., Ltd. and Mitsui Bussan Machinery Co., Ltd. (Japan), which led to impairment losses on property and equipment of ¥4.3 billion and other expense—net of ¥3.7 billion, both one-time expenses.

Chemical Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥97.8	¥87.1	¥91.1	¥10.7	¥(4.0)
Operating Income	34.0	24.6	31.4	9.4	(6.8)
Equity in Earnings (Losses) of Associated Companies	3.2	2.5	(1.2)	0.7	3.7
Net Income (Loss)	12.1	(6.8)	11.4	18.9	(18.2)

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Chemical Segment for the year ended March 31, 2006 was ¥97.8 billion, an increase of ¥10.7 billion from ¥87.1 billion for the year ended March 31, 2005. The major factors were as follows:

•	During the year ended March 31, 2006, overall market prices for petrochemical products stayed high, reflecting the high crude oil price. As was the case last year, Mitsui’s petrochemicals trading continued to benefit from favorable market conditions. Following rising natural gas price in the United States which recorded a historical high in December 2005, transactions in ammonia and methanol, both derivatives of natural gas, made steady improvements. An ammonia producing subsidiary PT Kaltim Pasifik Amoniak (Indonesia) reported increases in gross profit. On the other hand, during the year ended March 31, 2005, there were one-time unrealized losses on certain long-term petrochemical purchase commitments as a result of rising purchase prices that were linked to natural gas prices.

•	During the year ended March 31, 2006, gross profit declined at a feed additive manufacturing subsidiary Novus International, Inc. (United States) due to rising raw material costs and lower output caused by the hurricanes which hit the United States.

•	Mitsui increased gross profit from the trading of plastics, electronic materials and crystalline liquid for IT related industries and inorganic raw materials such as salt and sulfur reflecting increasing demand in Asia.

Operating income for the year ended March 31, 2006 was ¥34.0 billion, an increase of ¥9.4 billion from ¥24.6 billion for the year ended March 31, 2005 mainly due to the increase in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.2 billion, a slight increase of ¥0.7 billion from ¥2.5 billion for the year ended March 31, 2005, mainly due to the contribution of the methanol manufacturing associated company International Methanol Company (Saudi Arabia), following its commencement of commercial operations.

Net income for the year ended March 31, 2006 was ¥12.1 billion, an improvement of ¥18.9 billion compared to a ¥6.8 billion net loss for the year ended March 31, 2005. In addition to the above-mentioned improvement in operating income and equity in earnings of associated companies, the major factors were as follows:

•	In November 2004, Mitsui discovered that false data had been produced and submitted to authorities for diesel particulate filters (“DPF”s) manufactured by its subsidiary PUREarth Incorporated (Japan) and sold by Mitsui. The Tokyo Metropolitan Government and other bodies provided subsidies to the purchasers of these DPFs. Mitsui established a user response plan including the free replacement of DPFs and full compensation of relevant subsidies, which resulted in a ¥36.0 billion loss for the year ended March 31, 2005 for compensation and other charges related to the DPF incident. For the year ended March 31, 2006, Mitsui recorded ¥9.0 billion additional user response charges. As of end of June 2006 more than 99% of the DPFs had been redeemed.

•	For the year ended March 31, 2005, we sold our shares in Bangkok Polyethylene Public Company Limited, a manufacturer of high-density polyethylene in Thailand, which had been jointly owned by the Chemical Segment and the Other Overseas Areas Segment. Of the ¥3.9 billion gain realized in the sale, this segment’s share came to ¥2.5 billion.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Chemical Segment for the year ended March 31, 2005 was ¥87.1 billion, a decline of ¥4.0 billion from ¥91.1 billion for the year ended March 31, 2004. Although gross profit from petrochemical products was boosted by rising prices reflecting increasing crude oil prices and strong demand in Asia, especially in China, these gains were outweighed by unrealized losses on certain long-term petrochemical purchase commitments based on rising purchase prices that were linked to natural gas price, and increased raw material cost at a feed additive manufacturing subsidiary Novus International, Inc. (United States).

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

This segment recorded a net loss of ¥6.8 billion for the year ended March 31, 2005, a significant decline of ¥18.2 billion compared with ¥11.4 billion net income for the year ended March 31, 2004. In addition to the above-mentioned changes in operating income and equity in earnings of associated companies, the following factors were also responsible for the losses:

•	For the year ended March 31, 2005, Mitsui recorded a ¥36.0 billion loss as compensation and other charges related to DPF incident, as described in Comparison between the years ended March 31, 2006 and 2005, above.

•	For the year ended March 31, 2004, this segment recorded a loss of ¥2.8 billion (after income tax effect) which was the segment’s share for the settlement of antitrust lawsuits involving Bioproducts, Inc. (United States), a subsidiary that produced choline chloride, a feed ingredient and was jointly owned by this segment with its 20% equity interest and Mitsui & Co. (U.S.A.), Inc.

•	For the year ended March 31, 2005, this segment realized a ¥2.5 billion gain on the sale of shares of Bangkok Polyethylene Public Company Limited as described in Comparison between the years ended March 31, 2006 and 2005 above.

Energy Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥84.7	¥72.6	¥54.6	¥12.1	¥18.0
Operating Income	52.0	35.4	21.7	16.6	13.7
Equity in Earnings of Associated Companies	33.8	24.5	14.5	9.3	10.0
Net Income	40.9	42.8	24.4	(1.9)	18.4

Comparison between the Years Ended March 31, 2006 and 2005

For the year ended March 31, 2006, crude oil prices continued to rise reflecting increased demand along with the expansion of the global economy; geopolitical uncertainty surrounding supply from the Middle East and other oil producing regions; and an influx of speculative money into the futures markets. The average price of crude oil bound for Japan, Japan Crude Cocktail (“JCC”), during the year ended March 31, 2006 rose significantly to U.S.$55.80 per barrel from U.S.$38.77 per barrel during the year ended March 31, 2005. Average JCC for calendar year 2005 was U.S.$51.11 compared to U.S.$36.37 for calendar year 2004.

We observe that the JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment within a 0 to 6 month time lag.

Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the year ended March 31, 2006 and 2005 were U.S.$50 per barrel and U.S.$36 per barrel, respectively.

Gross profit in the Energy Segment for the year ended March 31, 2006 was ¥84.7 billion, an increase of ¥12.1 billion from ¥72.6 billion for the year ended March 31, 2005 mainly due to the following factors:

•	Among overseas subsidiaries engaged in the development, production and sale of oil and gas, Mitsui E&P Middle East B.V. (Netherlands), which produces oil and gas in Oman, increased gross profit by ¥10.9 billion, reflecting the rise in oil prices. In addition, Mittwell Energy Resources Pty., Ltd. (Australia), which sells crude oil and condensate, recorded an increase of ¥6.9 billion.

•	Mitsui sold all of the shares in Arcadia Petroleum Ltd. (United Kingdom) during the year ended March 31, 2006. This resulted in a ¥12.3 billion decrease in gross profit compared to the year ended March 31, 2005, as Arcadia Petroleum Ltd. recorded an outstanding performance in crude oil trading for the year ended March 31, 2005. On the other hand, Mitsui Oil (Asia) Pte. Ltd. (Singapore) and Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong, China) recorded increases in gross profit for oil products trading of ¥2.7 billion and ¥1.9 billion, respectively, reflecting the strong demand in Asia and higher crude oil prices.

•	As for domestic petroleum products and gas wholesale and retail subsidiaries, Mitsui Oil Co., Ltd. (Japan) and Mitsui Liquefied Gas Co., Ltd. (Japan), recorded decreases in gross profit of ¥2.0 billion in total because of rising costs caused by the higher crude oil prices.

Operating income for the year ended March 31, 2006 was ¥52.0 billion, an increase of ¥16.6 billion from ¥35.4 billion for the year ended March 31, 2005, reflecting the above-mentioned increase in gross profit. In addition, for the year ended March 31, 2006, there was a collection of an account receivable which had been previously written off, for more than previously estimated as collectible.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥33.8 billion, an increase by ¥9.3 billion from ¥24.5 billion for the year ended March 31, 2005. The major factors were as below:

•	Earnings increased significantly at Japan Australia LNG (MIMI) Pty. Ltd. (Australia), involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia, due to rising oil prices and increased production on the back of start-up of the fourth LNG production train in August 2004.

•	Mitsui Oil Exploration Co., Ltd. (Japan), chiefly engaged in the production of gas and crude oil in offshore Thailand, also recorded an increase in earnings to ¥5.9 billion for the year ended March 31, 2006 from ¥2.7 billion for the year ended March 31, 2005, mainly due to rising crude oil prices.

•	Sakhalin Energy Investment Company Ltd. (Bermuda) increased earnings due to the rising crude oil price.

Net income for the year ended March 31, 2006 was ¥40.9 billion, a decrease by ¥1.9 billion from ¥42.8 billion for the year ended March 31, 2005. Besides increases in operating income and equity in earnings of associated companies, dividend income from our three LNG projects in the Middle East remained at a continuously high level of ¥13.4 billion, a ¥0.6 billion increase over the year ended March 31, 2005. However, these positive factors were more than offset by the following factors:

•	This segment significantly increased repatriation of undistributed earnings from overseas subsidiaries and associated companies compared to the year ended March 31, 2005. The increased dividends received from those overseas companies resulted in a large increase in income tax expenses at Mitsui.

•	Interest expenses at Mitsui Sakhalin Holdings B.V. (Netherlands) increased by ¥6.7 billion due to the rise in U.S. dollar interest rates and the increase in interest bearing debt to finance the investment in the Sakhalin II project.

Comparison between the Years Ended March 31, 2005 and 2004

During the year ended March 31, 2005, the price of crude oil rose considerably, driven by increasing demand, particularly from China, and spurred by the instability in supply from the Middle East and other regions. A flood of speculative money into the futures market drove up the price of West Texas Intermediate (“WTI”) to an all-time high up to March 2005 at U.S.$57.60 per barrel. JCC soared from U.S.$29.43 per barrel during the year ended March 31, 2004 to U.S.$38.77 per barrel during the year ended March 31, 2005 (the average in calendar 2004 was U.S.$36.37 per barrel).

Gross profit in the Energy Segment for the year ended March 31, 2005 was ¥72.6 billion, an increase of ¥18.0 billion from ¥54.6 billion for the year ended March 31, 2004. The main factors were as below:

•	For the year ended March 31, 2004 Arcadia Petroleum Ltd. (United Kingdom) recorded a loss in petroleum products trading, from which it withdrew. For the year ended March 31, 2005 Arcadia Petroleum Ltd. concentrated on crude oil trading and its gross profit improved by ¥13.5 billion from the year ended March 31, 2004.

•	Among overseas subsidiaries engaged in the development, production and sale of oil and gas, Mitsui E&P Middle East B.V. (Netherlands), which develops and produces oil and gas in Oman, increased gross profit by ¥3.3 billion, reflecting the rise in oil prices and an increase in sales volume. In addition, Mittwell Energy Resources Pty., Ltd. (Australia), which sells crude oil and condensate, recorded an increase of ¥1.7 billion.

•	Domestic petroleum product sales showed strong performance, successfully passing higher oil prices on in their wholesale and retail pricing. Combined gross profits of three of our domestic sales subsidiaries—Mitsui Oil Co., Ltd., Mitsui Liquefied Gas Co., Ltd. (which was separated out from Mitsui Oil Co., Ltd. in December 2004) and Kokusai Oil & Chemical Co., Ltd.—increased by ¥4.7 billion for the year ended March 31, 2005.

Operating income for the year ended March 31, 2005 was ¥35.4 billion, a ¥13.7 billion increase from ¥21.7 billion for the year ended March 31, 2004. This growth reflected the above-mentioned increase in gross profit, but was partially offset by a ¥3.8 billion increase in selling, general and administrative expenses at Arcadia Petroleum Ltd. arising from higher trader bonuses.

Equity in earnings of associated companies for the year ended March 31, 2005 was ¥24.5 billion, an increase of ¥10.0 billion from ¥14.5 billion for the year ended March 31, 2004.

•	Earnings increased significantly at Japan Australia LNG (MIMI) Pty, Ltd. (Australia), involved in natural gas, crude oil and condensate exploration, development and marketing in West Australia, due to rising oil prices and increased production on the back of expanded facilities.

•	Mitsui Oil Exploration Co., Ltd. (Japan), chiefly engaged in the production of gas and crude oil in offshore Thailand, also recorded an increase to ¥2.7 billion for the year ended March 31, 2005 from ¥1.1 billion for the year ended March 31, 2004, mainly driven by rising crude oil prices.

•	Also, Sakhalin Energy Investment Company Ltd. (Bermuda) increased earnings on rising crude oil prices and an increase in production volume.

Net income for the year ended March 31, 2005 was ¥42.8 billion, a significant increase of ¥18.4 billion from ¥24.4 billion for the year ended March 31, 2004. This increase resulted from the above-mentioned improvement in both operating income and equity in earnings of associated companies. In addition, dividend income from our three LNG projects in the Middle East, namely, in Abu Dhabi, Oman and Qatar totaled ¥12.8 billion for the year ended March 31, 2005, an increase of ¥4.7 billion over ¥8.1 billion for the year ended March 31, 2004, reflecting their strong performance from rising oil prices.

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for Energy, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

A survey conducted by the International Energy Agency (May 2006) indicated that world crude oil demand in 2005 was 83.6 million barrels per day, with an estimated demand for 2006 of 84.8 million barrels per day. As of June 2006, general observations on short-term supply-demand balance of crude oil by agencies and corporations in this industry suggest that:

•	Robust global economic growth will continue to support oil demand, however, considering strong expectations for increasing output by non-Organization of Petroleum Exporting Countries (“OPEC”) and spare capacity amongst OPEC countries, particularly Saudi Arabia, it will be less likely that spot crude oil supply-demand will be extremely tightened. Meantime, productions for certain grades of crude oil are not at satisfactory levels to meet demand, so we may see tight or surplus market conditions by respective grades.

•	High crude oil price has also been supported by factors such as growing geopolitical uncertainties over such countries as Iran, Nigeria and Iraq; and tightened supply-demand balance of oil products in the United States associated with changes in specifications. Furthermore, the oil market can be influenced by other accidental events such as hurricane damage and troubles at refineries.

Our production of oil and gas for the year ended March 31, 2006 was about 32 million barrels (gas is converted to barrels of oil at the ratio of 5,800 cubic feet of natural gas to 1 barrel of crude oil), as presented in Table 4. Proved Reserve Quantity Information of Supplemental Information on Oil and Gas Producing Activities (Unaudited). The Enfield crude oil project which has a design production capacity at 100,000 barrels per day started production in July 2006, while LNG production of the Sakhalin II project will still be in the development stage during the year ending March 31, 2007. Considering contributions from the Enfield crude oil project, for the year ending March 31, 2007, a change of U.S.$1 per barrel in crude oil prices is expected to have an effect of ¥1.6 billion on net income in the Statements of Consolidated Income as a result of changes in revenues of our oil and gas related subsidiaries and associated companies. Similar to the discussion regarding iron and steel raw materials, actual results of operations are also influenced by production costs, trends in foreign exchange rates and other factors surrounding those subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

The middle- and long-term trends in supply, demand, and prices of crude oil are subject to far greater levels of uncertainty than trends in the short-term, and it is therefore impossible for management to make a definitive forecast. On the other hand, with respect to LNG, we are focusing on the changes in market structure that are currently taking place, and acting accordingly as follows:

•	In the past, the market has grown mainly with long-term purchase contracts by power and gas companies operating in Japan and the Far East. Expansion of incumbent projects and green field projects coming on stream will increase the volume of supply to the market, while demand, which has traditionally centered around the Far East, will be joined by growing demand from Europe and the United States, while huge markets in China and India will emerge. Therefore, globalization both in terms of supply and demand is expected to progress. In addition, as the opportunity for supply and demand adjustments in these markets increases, LNG is expected to become a more marketable commodity.

•	Long-term purchase contracts with Japanese companies in many projects are expected to come due for renewal around 2010, and more flexible terms reflecting the above-mentioned supply-demand trends will be requested from the buyers. In evaluating the opportunities for the expansion of incumbent projects or participation in green field projects, we are putting an emphasis on securing stable supply as well as diversifying our source of supply to enhance flexibility.

Assuming that we do not acquire any additional interests in oil and gas beyond those we held as of March 31, 2006, our equity based production capacity from 2009 onwards (by which time production of crude oil from our investments at the Enfield crude oil project and LNG at the Sakhalin II project will have come on stream) will increase to an annual equity-based production capacity of over 80 million barrels, from the above-mentioned 32 million barrels for the year ended March 31, 2006.

The total required funds for the phase II development of the Sakhalin II Project is now estimated U.S.$20 billion, double the original budget of U.S.$10 billion, due to increased expenses related to changes in facility design and construction delays as well as the rising procurement costs of labor and materials.

Sakhalin Energy Investment Company Ltd. (Bermuda) has been making every effort to achieve the earliest possible start of LNG shipments, which is now scheduled in summer 2008, and to contain costs. Up to August 2006, we have seen the following developments:

•	The actual progress rate of the total project was about 76% as of end of June 2006.

•	Sakhalin Energy Investment Company Ltd. also continued to make progress in the sale of the remaining unsold volumes of LNG. In June 2006, Tokyo Gas Co., Ltd. committed to purchasing additional volume, taking overall sales of Sakhalin II LNG to 90% of designed production capacity.

On September 18, the Ministry of Natural Resources of the Russian Federation announced that it had made the decision to revoke its order issued in 2003 pertaining to the environmental approval of the Phase II Development of the Sakhalin II Project. While we can not definitely predict future development of this situation, Sakhalin Energy Investment Company Ltd. will continue to work with the relevant authorities to resolve the issue.

Foods & Retail Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥79.9	¥85.3	¥73.7	¥(5.4)	¥11.6
Operating Income	9.1	17.8	13.4	(8.7)	4.4
Equity in Earnings of Associated Companies	3.5	2.2	3.3	1.3	(1.1)
Net Income (Loss)	(3.2)	10.6	10.6	(13.8)	0.0

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Foods & Retail Segment for the year ended March 31, 2006 was ¥79.9 billion, a ¥5.4 billion decrease from ¥85.3 billion for the year ended March 31, 2005. The major factors for this decline, in spite of the contribution from a newly acquired subsidiary Hokushuren Company Limited (Japan) were as follows:

•	For the year ended March 31, 2006, gross profit decreased at Mitsui in the beverage businesses, compared to the year ended March 31, 2005 when those businesses showed strong performance due to a summer heat wave in 2004. Transactions also decreased in marine products and cheese businesses.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased by ¥2.0 billion due to a decline in sales of catechin, a substance in tea.

•	Gross profit of MITSUI FOODS CO., LTD. (Japan) decreased by ¥1.7 billion, principally attributable to the termination of business relations with The Daiei, Inc, a Japanese national retailer.

Operating income for the year ended March 31, 2006 was ¥9.1 billion, a decrease of ¥8.7 billion from ¥17.8 billion for the year ended March 31, 2005. In addition to the above-mentioned decrease in gross profit, this was due to an increase in selling, general and administrative expenses as a result of the acquisition of Hokushuren Company Limited and an increase in personnel expenses at MITSUI FOODS CO., LTD. in connection with the establishment of new distribution bases.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.5 billion, a ¥1.3 billion increase from ¥2.2 billion for the year ended March 31, 2005. This was primarily due to the contribution from Ventura Foods LLC (United States), a processed oil foods manufacturer, reflecting improvement in raw material costs.

This segment recorded net loss of ¥3.2 billion for the year ended March 31, 2006, a ¥13.8 billion decline from ¥10.6 billion net income for the year ended March 31, 2005. This downturn was attributable to the above-mentioned decrease in operating income. In addition, this segment recorded the following:

•	MITSUI FOODS CO., LTD recorded ¥6.0 billion impairment losses on land and distribution facilities which would become idle as a result of the reorganization of distribution bases, and established valuation allowances for its deferred tax assets.

•	We recorded a ¥4.2 billion gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & i Holdings Co., Ltd., one of Japan’s diversified retailers.

In April 2006, MITSUI FOODS CO., LTD. and Mitsui reached an agreement with KOKUBU & CO., LTD., a Japanese food wholesaler, in principle to form a business alliance. It includes KOKUBU’s support and guidance for the management and operations of MITSUI FOODS in order to reinforce the business functions of MITSUI FOODS and improve efficiency in its distribution logistics.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Foods & Retail Segment for the year ended March 31, 2005 was ¥85.3 billion, an increase of ¥11.6 billion from the ¥73.7 billion for the year ended March 31, 2004. The main factors contributing to this growth were as follows:

•	With the acquisition of Mitsui Norin Co., Ltd. (Japan) in the second quarter of the year ended March 31, 2004, gross profit for the year ended March 31, 2005 increased by ¥5.1 billion from the year ended March 31, 2004 reflecting its full year contribution.

•	Mitsui’s profit margin on commodity trading in corn, soybeans, raw sugar and other agricultural commodities increased, following rises in the prices for those commodities.

Operating income for the year ended March 31, 2005 was ¥17.8 billion, a ¥4.4 billion increase over ¥13.4 billion for the year ended March 31, 2004. An increase of ¥4.0 billion in selling, general and administrative expenses at Mitsui Norin Co., Ltd. following its acquisition partly offset the above-mentioned increase in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2005 was ¥2.2 billion, a decrease of ¥1.1 billion from ¥3.3 billion for the year ended March 31, 2004. Ventura Foods LLC (United States) recorded a decline of ¥1.1 billion due to falling sales prices as a result of increased competition in the first half of the year ended March 31, 2005.

Net income for the year ended March 31, 2005 was ¥10.6 billion, the same level as the year ended March 31, 2004, as the increase in operating income was partly offset by the decline in equity in earnings of associated companies.

Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥128.4	¥121.7	¥110.6	¥6.7	¥11.1
Operating Income	25.0	24.0	17.2	1.0	6.8
Equity in Earnings (Losses) of Associated Companies	3.5	(0.3)	5.5	3.8	(5.8)
Net Income	17.5	11.8	3.2	5.7	8.6

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment for the year ended March 31, 2006 was ¥128.4 billion, a ¥6.7 billion increase from ¥121.7 billion for the year ended March 31, 2005. The major factors for this increase were as follows:

•	In IT related business fields, gross profit rose at Telepark Corp. (Japan). There were also contributions from NextCom K.K. (Japan) which became a subsidiary in the third quarter of the year ended March 31, 2005.

•	In lifestyle business fields, gross profit decreased due to withdrawal from cement businesses and overall poor performance in textile businesses.

•	In consumer service business fields, Mitsui Bussan House-Techno, Inc. (Japan) recorded a decline due to decreased sales of houses built for sale.

Operating income for the year ended March 31, 2006 was ¥25.0 billion, an increase of ¥1.0 billion from ¥24.0 billion for the year ended March 31, 2005. The above-mentioned improvement in gross profit was partly offset by increases in selling, general and administrative expenses and provision for doubtful receivables at Mitsui Bussan Forestry Co., Ltd. (Japan).

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.5 billion, a ¥3.8 billion improvement from ¥0.3 billion loss for the year ended March 31, 2005. A television shopping service company QVC JAPAN, INC. (Japan) and a food catering service company AIM Services Co., Ltd. (Japan) contributed to this improvement, while there were losses at telecommunication related associated companies in Colombia due to provision for doubtful receivables for the year ended March 31, 2005.

Net income for the year ended March 31, 2006 was ¥17.5 billion, a ¥5.7 billion increase from ¥11.8 billion for the year ended March 31, 2005 principally due to the improvement in the above-mentioned operating income and equity in earnings. Other major factors were as follows:

•	Gains on sales of securities decreased ¥3.4 billion compared to the year ended March 31, 2005. For the year ended March 31, 2006, there were gains on sales of shares in Metro PCS, Inc. in the United States, KDDI CORPORATION in Japan and PT Excelcomindo Pratama, Tbk in Indonesia amounting to ¥3.5 billion, ¥3.3 billion and ¥2.0 billion, respectively. For the year ended March 31, 2005, there were gains on sales of shares in Vodafone K.K. and our subsidiary Telepark Corp. (Japan) amounting to ¥7.2 billion and ¥4.1 billion, respectively, as well as a ¥3.7 billion gain associated with the merger of NextCom K.K.

•	For the year ended March 31, 2005, considering a deterioration in financial condition due to sluggish advertising revenue at satellite broadcasters BS-i, INCORPORATED and BS Japan Corporation, this segment recorded losses on write-downs of these shares of ¥1.9 billion and ¥1.2 billion, respectively.

•	For the year ended March 31, 2006, Mitsui received ¥2.0 billion dividend from an investment company related to gains on the sales of interests in telecommunication companies in Africa.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment for the year ended March 31, 2005 was ¥121.7 billion, an increase of ¥11.1 billion from ¥110.6 billion for the year ended March 31, 2004. The main factors contributing to this growth were as follows:

•	Growth in cell phone agency sales by Telepark Corp. led to an increase in gross profit of ¥3.6 billion. NextCom K.K. (Japan), an associated company in the year ended March 31, 2004, was merged with two of Mitsui’s subsidiaries to become a subsidiary in the third quarter of the year ended March 31, 2005, resulting in gross profit growth of ¥4.0 billion.

•	There was a ¥4.5 billion increase at MBK Real Estate Ltd. (United States) resulting from sales of large commercial facilities and residential properties.

Operating income for the year ended March 31, 2005 was ¥24.0 billion, a ¥6.8 billion increase over ¥17.2 billion for the year ended March 31, 2004. Increases in selling, general and administrative expenses including personnel expenses at NextCom K.K. and Telepark Corp. partly offset the above-mentioned increase in gross profit.

For the year ended March 31, 2005, this segment recorded equity in losses of associated companies of ¥0.3 billion, a decline of ¥5.8 billion from ¥5.5 billion earnings for the year ended March 31, 2004. The major reason of this decline was losses at telecommunication related associated companies in Colombia from provisions for doubtful receivables. In addition, there were several miscellaneous one-time gains for the year ended March 31, 2004 such as gain on disposal of fixed assets at domestic associated companies.

Net income for the year ended March 31, 2005 was ¥11.8 billion, an ¥8.6 billion increase from ¥3.2 billion for the year ended March 31, 2004. Major factors were as follows:

•	For the year ended March 31, 2004 there was a ¥21.7 billion impairment loss on Mitsui’s investment in a telecommunications carrier POWEREDCOM, Inc. (currently KDDI CORPORATION) in consideration of the deterioration in its financial position. Losses on write-downs of securities for the year ended March 31, 2005 are described in Comparison between the years ended March 31, 2006 and 2005 above.

•	This segment recorded ¥6.7 billion gain on the sale of shares in SKY Perfect Communications Inc. for the year ended March 31, 2004. The gains on sales of shares for the year ended March 31, 2005 are described in Comparison between the years ended March 31, 2006 and 2005 above.

Logistics & Financial Markets Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥51.4	¥46.7	¥32.3	¥4.7	¥14.4
Operating Income	17.6	18.5	10.4	(0.9)	8.1
Equity in Earnings of Associated Companies	4.0	2.5	0.2	1.5	2.3
Net Income	13.4	11.8	4.8	1.6	7.0

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Logistics & Financial Markets Segment for the year ended March 31, 2006 was ¥51.4 billion, an increase of ¥4.7 billion from ¥46.7 billion for the year ended March 31, 2005. Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) showed continuously strong performance in energy derivative trading and reported an increase over the year ended March 31, 2005.

Operating income for the year ended March 31, 2006 was ¥17.6 billion, a decrease of ¥0.9 billion from ¥18.5 billion for the year ended March 31, 2005, reflecting an increase in personnel expenses at Mitsui & Co. Energy Risk Management Ltd.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥4.0 billion, a ¥1.5 billion increase from ¥2.5 billion for the year ended March 31, 2005.

Net income for the year ended March 31, 2006 was ¥13.4 billion, an increase of ¥1.6 billion from ¥11.8 billion for the year ended March 31, 2005.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Logistics & Financial Markets Segment for the year ended March 31, 2005 was ¥46.7 billion, an increase of ¥14.4 billion from ¥32.3 billion for the year ended March 31, 2004. Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) increased gross profit by ¥11.0 billion from the year ended March 31, 2004 in energy derivative trading on the back of extremely high volatility in the crude oil market. Moreover, Mitsui’s transactions in commodities derivatives in energy and non-ferrous metals and foreign exchange contracts produced good results.

Operating income for the year ended March 31, 2005 was ¥18.5 billion, an ¥8.1 billion increase from ¥10.4 billion for the year ended March 31, 2004. The increase in bonuses paid to traders at Mitsui & Co. Energy Risk Management Ltd. caused selling, general and administrative expenses to rise by ¥4.6 billion, partly offsetting the above-mentioned growth in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2005 was ¥2.5 billion, an increase of ¥2.3 billion from ¥0.2 billion for the year ended March 31, 2004. Mitsui Leasing & Development Ltd. (Japan) recorded an increase in its machinery and ship leasing business, reflecting the booming global shipping industry.

Net income for the year ended March 31, 2005 was ¥11.8 billion, an increase of ¥7.0 billion from ¥4.8 billion for the year ended March 31, 2004, which was attributable to the increase in operating income and equity in earnings of associated companies.

Americas Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥61.6	¥49.9	¥40.7	¥11.7	¥9.2
Operating Income	21.7	14.7	8.5	7.0	6.2
Equity in Earnings (Losses) of Associated Companies	2.1	1.6	(2.5)	0.5	4.1
Net Income	12.6	12.3	0.2	0.3	12.1

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Americas Segment for the year ended March 31, 2006 was ¥61.6 billion, an increase of ¥11.7 billion from ¥49.9 billion for the year ended March 31, 2005. An oil products trading subsidiary Westport Petroleum, Inc. (United States) recorded a significant increase of ¥13.2 billion and a steel pipe sales subsidiary Champions Pipe & Supply, Inc. (United States) recorded a ¥1.7 billion increase. In addition, there was a contribution of ¥1.2 billion from CornerStone Research & Development Inc. (United States) which was acquired during the year ended March 31, 2005. However, gross profit decreased by ¥1.9 billion at Portac, Inc. (United States), which produces lumber and lumber products, due to a decline in the prices of its products.

Operating income for the year ended March 31, 2006 was ¥21.7 billion, a ¥7.0 billion increase from ¥14.7 billion for the year ended March 31, 2005, reflecting the increase in gross profit, which was partly offset by higher trader bonuses at Westport Petroleum, Inc.

Net income for the year ended March 31, 2006 was ¥12.6 billion, a slight increase of ¥0.3 billion from ¥12.3 billion for the year ended March 31, 2005. The increase in operating income was offset by the following factors:

•	Interest expenses at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries increased by ¥3.0 billion resulting from a rise in U.S. dollar interest rates.

•	Mitsui & Co. (U.S.A.), Inc. has a minority interest in Mitalco Inc. and shared the net losses of this subsidiary for the years ended March 31, 2005 and 2006 with the Iron & Steel Raw Materials and Non-Ferrous Metals Segment.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Americas Segment for the year ended March 31, 2005 was ¥49.9 billion, an increase of ¥9.2 billion from the ¥40.7 billion for the year ended March 31, 2004. Steel product subsidiaries enjoyed favorable business conditions, namely, steep price rises in the steel product market reflecting the strong growth of the United States economy. Champions Pipe & Supply, Inc. (United States) recorded a ¥3.5 billion rise in gross profit. In addition, Portac, Inc. (United States), a subsidiary that manufactures lumber and lumber products, increased gross profit by ¥1.6 billion due to the surge in lumber prices.

Operating income for the year ended March 31, 2005 was ¥14.7 billion, a ¥6.2 billion increase from ¥8.5 billion for the year ended March 31, 2004. Selling, general and administrative expenses rose at Mitsui Steel Development Co., Inc. (United States) and other subsidiaries, partly offsetting the growth in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2005 was ¥1.6 billion, an improvement of ¥4.1 billion from the loss of ¥2.5 billion for the year ended March 31, 2004. There was a recovery from the impact of losses on the operations in the manufacture and sale of gasoline additives, which were disposed of during the year ended March 31, 2004.

Net income for the year ended March 31, 2005 was ¥12.3 billion, an increase of ¥12.1 billion from the ¥0.2 billion for the year ended March 31, 2004. This increase was due to increases in operating income and equity in earnings of associated companies. In addition, as described in the Chemical Segment section, this segment no longer had to bear its share of a ¥13.7 billion charge recorded as other expense for the year ended March 31, 2004, arising from the settlement of an antitrust lawsuit filed against Bioproducts, Inc. (United States) which manufactures and sells feed ingredients.

Europe Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥22.4	¥20.6	¥20.0	¥1.8	¥0.6
Operating Income	4.1	2.4	3.0	1.7	(0.6)
Equity in Earnings (Losses) of Associated Companies	(0.2)	0.1	0.2	(0.3)	(0.1)
Net Income	4.9	2.9	0.7	2.0	2.2

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Europe Segment for the year ended March 31, 2006 was ¥22.4 billion, an increase of ¥1.8 billion from ¥20.6 billion for the year ended March 31, 2005, which was mainly attributable to the growth in the steel pipes and organic chemicals businesses.

Operating income for the year ended March 31, 2006 was ¥4.1 billion, a ¥1.7 billion increase from ¥2.4 billion for the year ended March 31, 2005, reflecting the increase in gross profit.

Net income for the year ended March 31, 2006 was ¥4.9 billion, a ¥2.0 billion increase from ¥2.9 billion for the year ended March 31, 2005.

This segment had a minority interest in Arcadia Petroleum Ltd. (United Kingdom), which was sold during the year ended March 31, 2006. The increase in operating income was partly offset by the absence of the contribution from Arcadia Petroleum Ltd.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Europe Segment for the year ended March 31, 2005 was ¥20.6 billion, a slight increase of ¥0.6 billion from ¥20.0 billion for the year ended March 31, 2004. Gross profit of our trading subsidiaries in Europe generally stayed at about the same level as the year ended March 31, 2004.

Operating income for the year ended March 31, 2005 was ¥2.4 billion, a ¥0.6 billion decrease from ¥3.0 billion for the year ended March 31, 2004. Increase in selling, general and administrative expenses, chiefly personnel expenses and office expenses, outweighed the nominal growth in gross profit.

Net income for the year ended March 31, 2005 was ¥2.9 billion, an increase of ¥2.2 billion from ¥0.7 billion for the year ended March 31, 2004. This was attributable to an improvement in net income of Arcadia Petroleum Ltd.

Asia Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥27.4	¥21.8	¥19.9	¥5.6	¥1.9
Operating Income	10.7	7.8	5.7	2.9	2.1
Equity in Earnings of Associated Companies	0.1	0.1	0.2	0.0	(0.1)
Net Income	9.3	8.0	6.3	1.3	1.7

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit in the Asia Segment for the year ended March 31, 2006 was ¥27.4 billion, a ¥5.6 billion increase from ¥21.8 billion for the year ended March 31, 2005. This was attributable to the good performance in the chemical businesses at the Singapore branch; and in the steel products and chemical businesses at Mitsui & Co. (Hong Kong) Ltd. and the other trading subsidiaries in China.

Operating income for the year ended March 31, 2006 was ¥10.7 billion, a ¥2.9 billion increase from ¥7.8 billion for the year ended March 31, 2005. The increase in gross profit was partly offset by increases in selling, general and administrative expenses mainly at trading subsidiaries in China and a provision for doubtful receivables at a trading subsidiary in Thailand.

Net income for the year ended March 31, 2006 was ¥9.3 billion, a ¥1.3 billion increase from ¥8.0 billion for the year ended March 31, 2005.

Comparison between the Years Ended March 31, 2005 and 2004

Gross profit in the Asia Segment for the year ended March 31, 2005 was ¥21.8 billion, an increase of ¥1.9 billion from ¥19.9 billion for the year ended March 31, 2004. This was due to continuing favorable conditions, chiefly in the fields of steel products and chemicals at trading subsidiaries and overseas offices in Asia.

Net income for the year ended March 31, 2005 was ¥8.0 billion, an increase of ¥1.7 billion from ¥6.3 billion for the year ended March 31, 2004. This increase was due to the increase in operating income. In addition, this segment also recorded a ¥1.4 billion gain on the sale of the segment’s shares in Bangkok Polyethylene Public Company Limited, a manufacturer of high-density polyethylene in Thailand for the year ended March 31, 2005.

Other Overseas Areas Segment

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥4.9	¥4.0	¥4.2	¥0.9	¥(0.2)
Operating Income	1.0	0.4	0.9	0.6	(0.5)
Equity in Earnings of Associated Companies	0.6	0.4	0.2	0.2	0.2
Net Income	14.3	5.8	4.1	8.5	1.7

Comparison between the Years Ended March 31, 2006 and 2005

Net income for the year ended March 31, 2006 was ¥14.3 billion, an ¥8.5 billion increase from ¥5.8 billion for the year ended March 31, 2005. This was due to contributions to the segment from its interests in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia), which showed strong growth in net income for the year ended March 31, 2006, as described in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment.

Comparison between the Years Ended March 31, 2005 and 2004

Net income for the year ended March 31, 2005 was ¥5.8 billion, an increase of ¥1.7 billion from ¥4.1 billion for the year ended March 31, 2004. This increase was due to improvement in the minority share owned by Mitsui & Co. (Australia) Ltd. (Australia) in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia) which showed strong growth in net income for the year ended March 31, 2005 as described in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment.

All Other

	Billions of Yen
	Years Ended March 31,			Change (2006–2005)	Change (2005–2004)
	2006	2005	2004
Gross Profit	¥7.1	¥12.4	¥10.4	¥(5.3)	¥2.0
Operating Loss	(3.0)	(0.5)	(1.9)	(2.5)	1.4
Equity in Earnings (Losses) of Associated Companies	0.3	0.4	(0.1)	(0.1)	0.5
Net Income	11.2	4.4	1.9	6.8	2.5

Comparison between the Years Ended March 31, 2006 and 2005

The activities of this segment include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit in the All Other Segment for the year ended March 31, 2006 was ¥7.1 billion, a ¥5.3 billion decrease from ¥12.4 billion for the year ended March 31, 2005. The major reason for this decline was the sale of a domestic public golf club business.

Operating loss for the year ended March 31, 2006 was ¥3.0 billion, a ¥2.5 billion increase from the ¥0.5 billion loss for the year ended March 31, 2005. This was primarily attributable to the above-mentioned decline in gross profit, but was partly offset by a decline in selling, general and administrative expenses.

Net income for the year ended March 31, 2006 was ¥11.2 billion, a ¥6.8 billion increase from ¥4.4 billion for the year ended March 31, 2005, primarily attributable to the sales of Mitsui’s corporate welfare facilities.

Comparison between the Years Ended March 31, 2005 and 2004

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

Critical Accounting Policies and Estimates

Accounting policies and estimates are considered to be critical if they are important to our financial condition and results of operations and involve estimates that require management’s subjective or significant judgment about the effect of matters that are inherently uncertain. For a summary of our significant accounting policies including the critical accounting policies discussed below, see Note 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.”

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

Impairment of Long-Lived Assets

The amount of impairment losses of long-lived assets, other than goodwill and non-amortizable intangible assets, for the years ended March 31, 2006, 2005 and 2004 and the balance of the long-lived assets, net of accumulated depreciation and amortization, as of the end of March 31, 2006, 2005 and 2004 were as follows:

	Billions of Yen
	As of March 31,
	2006	2005	2004
Long-lived assets	¥1,019.9	¥906.3	¥882.8
Impairment loss	36.1	20.5	19.1

Impairment losses of long-lived assets had a material impact on our net income for recent years. These losses were mainly due to the declining profitability resulting from deterioration in the terms of the power purchase contract during the course of renewal negotiations and the reorganization of business structure and distribution bases owned by our subsidiaries. See “Impairment Loss of Long-Lived Assets” line-by-line explanation in “Results of Operations” for additional information.

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

Cash flow projections used in our impairment analysis and fair value calculations are based on the business plan authorized by our management or, if this is not available, on the operating plan reflecting the most recent condition of the long–lived asset. In these plans, we assume, for example, that the most recent selling prices of the real estate in the surrounding areas will reasonably continue in the future, and estimate the sales prices of the products from facilities and equipment for the certain future period based on the average price for the equivalent length of period in the past or on the analysts’ reports.

As for the discount rate used in fair value calculations, when expected variations of cash flows are not considered in the cash flow estimate, a discount rate, which includes the risk factor for the cash flow deviation, is used. Assumptions that marketplace participants would use in their estimates of fair value are incorporated in the discount rate when such information is available. When such information is not available, an expected internal rate of return used for management purposes or a weighted average cost of capital of a company that owns the long–lived asset, whichever is higher, is also considered for the discounted cash flow calculation.

Factors to be considered when estimating future cash flows and determining discount rates vary for each long-lived asset because of the difference in the nature of the assets and in operating circumstances, such as location, owner, operator, profitability and other factors.

Management believes that the estimates of future cash flows and the determination of discount rates and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair values due to unforeseen changes in business assumptions could negatively affect the valuations of those long-lived assets.

Allowance for Doubtful Receivables

Since we are a general trading company, trade receivables represent a large portion of our total assets, and therefore, the accounting estimates used to establish an allowance for doubtful receivables are critical.

When we deem it is probable that we will be unable to collect amounts that are contractually due to us for certain large loan receivables, the specific loan is reviewed for impairment. Factors considered in assessing collectibility include length of period past due, financial condition of the debtor, requests for debt restructuring and filings for bankruptcy.

An impairment loss for a specific loan deemed to be impaired, as specifically determined under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of collateral if the loan is collateral dependent. The expected cash flows from assets and liabilities of the debtor and the fair value of collateral are determined mainly based on an evaluation of independent real estate appraisers, publicly available indications of the real estate price, market price of financial assets and liabilities, guarantors’ financial condition and other factors. The recoverable amounts are reviewed on a quarterly basis and if necessary, an additional allowance is established. See Note 7, “ALLOWANCE FOR DOUBTFUL RECEIVABLES,” for impaired loan amounts and the respective allowance amounts.

In addition to the above, an allowance for doubtful receivables is recognized for probable losses inherent in receivables not specifically deemed to be impaired. The amount of allowance is the amount judged to be adequate based primarily on our credit loss experiences and an evaluation of potential losses on the receivables, considering various factors, including current economic condition and financial condition of the debtors. We review the adequacy of the allowance for doubtful receivables by assessing both the collateral exposure and the applicable default rate. Collateral exposure for a particular receivable is the excess of the carrying value over the applicable collateral value. A receivable with an estimated collateral value in excess of the carrying value is considered to have no collateral exposure. The applicable default rate is determined by a customer’s credit rating that is assigned for each customer based on our financial analysis. The default rate of each credit rating is determined based on our historical experiences.

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

Impairment of Investment Securities

An impairment of investment securities is charged to earnings when a decline in fair value below cost is deemed to be other than temporary. The impairment of investment equity securities charged to earnings for recent fiscal years had a significant impact on our income. The following table shows the cost of marketable and non-marketable equity securities as of March 31, 2006, 2005 and 2004 and the impairment loss for the years ended March 31, 2006, 2005 and 2004:

	Billions of Yen
	Years Ended March 31,
	2006		2005		2004
	Cost	Impairment Loss	Cost	Impairment Loss	Cost	Impairment Loss
Marketable equity securities	¥275.3	¥1.8	¥191.0	¥0.6	¥178.6	¥1.1
Non-marketable equity securities	249.0	8.8	214.1	15.9	216.6	29.7

Total	¥524.3	¥10.6	¥405.1	¥16.5	¥395.2	¥30.8

Management principally recognizes that a 50% or more decline in fair value of a security leads to the presumption that the security has an other than temporary impairment. If the decline is less than 50%, various additional factors, such as the extent to which the cost exceeds the market value, the duration of the market decline, our intent and ability to hold the investment until its market price recovery and the financial condition of the investee, are considered in concluding if the decline is temporary or not.

As of March 31, 2006, there was no individual marketable security that had been in a continuous, unrealized loss position for one year or more. The aggregate amount of unrealized losses of marketable securities (approximately ten issuers) that have been in continuous unrealized loss positions for less than one year and had severity of decline of fair value below cost ranging from 1% to 7% was ¥0.3 billion. But, considering the combination of length of time that the fair values have been below cost, the extent of decline and the financial condition of the investees, we expect that their fair values will recover above their costs while we hold these investments.

For non-marketable securities, fair value of an investment is generally estimated based on our equity in the net amount of the fair value of the investee’s assets and liabilities. In addition, where future business plans formally adopted by management of the entities are available and when deemed appropriate, a discounted future cash flow method is used to determine the fair value of the non-marketable equity securities. The discount rate reflects risk factors for the cash flow deviation from the future business plans and assumptions that market-place participants would use in their estimates of fair value when the information is available and appropriate. However, there are investments that are not evaluated for impairment because there has been no event or change in circumstances that indicates that a significant adverse effect on the fair value has occurred. See Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS,” for further discussion.

Management believes that the criteria for evaluating the significance of the decline in fair value are reasonable and that, as long as the economic condition continues to improve, the amount of impairment losses in investment securities will continue to decrease in the near future. However, changes in the securities market or the circumstances of each individual investment due to unforeseen changes in economic and business conditions could affect the valuation of the investment securities.

Pension Benefit Costs

Employee pension benefit costs and obligations are dependent on various assumptions, including discount, retirement, and mortality rates, which are based on current statistical data, as well as the expected long-term rate of return on plan assets and other factors. In accordance with U.S. GAAP, the difference between actual results and the assumptions is accumulated and amortized over future periods and, therefore, generally affects the recognized costs and the recorded obligations in future periods. Management believes that the assumptions used are appropriate; however, differences in actual experience or changes in assumptions may affect our future pension costs and obligations.

We determine the discount rates each year as of the measurement date, based on a review of interest rates associated with long-term Japanese government bonds or high-quality fixed-income corporate bonds. The discount rates determined on each measurement date are used to calculate the benefit obligation as of that date and the net periodic pension costs for the upcoming plan year.

Mitsui determines the expected long-term rate of return on plan assets based on the weighted-average rate of return computed by using the expected long-term rate of return on each asset class which is derived from an extensive study conducted by investment advisors and actuaries on a periodic basis, and the target allocations for each asset class. The study includes a review of anticipated future performance with market analysis of individual asset classes, and also gives appropriate consideration to actual historical returns achieved by the plans. The subsidiaries determine the expected long-term rates of return on plan assets mainly based on the expectations for future returns by investment advisors and actuaries.

The following table illustrates the sensitivity to changes in certain assumptions for Mitsui’s pension plans:

	Billions of Yen
	Impact of Change in Assumption on NPPC for the Year Ending March 31, 2007	Impact of Change in Assumption on PBO as of March 31, 2006
50 basis point decrease in discount rate	(0.1)	14.8
50 basis point increase in discount rate	0.3	(13.9)
50 basis point decrease in expected long-term rate of return on plan assets	1.2	—
50 basis point increase in expected long-term rate of return on plan assets	(1.2)	—

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

Second Category

Companies with stable operating results in past years (approximately in the last three years), but that did not generate sufficient taxable income in the current year to cover all the future deductible temporary differences as of the end of the fiscal year. For this category, the portion of the deferred tax assets that is recoverable based on an analysis of the scheduled taxable income in the future is determined to be realizable.

Third Category

Companies with unstable operating results in the past years, and that did not generate sufficient taxable income in the current year to cover all the future deductible temporary differences as of the end of the fiscal year. For this category, the portion of the deferred tax assets that is recoverable based on an analysis of the scheduled taxable income within a reasonable estimation period is determined to be realizable.

Fourth Category

Companies, which have significant amounts of tax loss carryforwards at the end of the fiscal year, have experienced the expiration of a significant amount of tax loss carryforwards in the past three years, or will fail to utilize a significant amount of tax loss carryforward up to the expiration date in the current period. For this category, the portion of the deferred tax assets that is recoverable with a high degree of certainty based on an analysis of the scheduled taxable income within the next fiscal year is determined to be realizable.

If the tax loss carryforward results from a non-recurring and unusual event such as the significant restructuring of the business or a change in law or regulation, and the companies otherwise consistently generate taxable income, the portion of the deferred tax assets that is recoverable based on an analysis of the scheduled taxable income within a reasonable estimation period is determined to be realizable.

Fifth Category

Companies, which have recorded a significant amount of tax loss carryforwards for each of the past three years and are expected to record a significant tax loss in the current year as well. For this category, no deferred tax assets are determined to be realizable.

For Mitsui, the realizability of deferred tax assets is determined based on all available evidence, both positive and negative, including all currently available information regarding tax deductibility on future years and ability to generate sufficient taxable income prior to the expiration of the loss carryforwards.

Management believes it is more likely than not that all of our deferred tax assets, net of valuation allowance, will be realized. However, the amount of realizable net deferred tax assets may change in the near term if estimates of future taxable income during the carryforward period are changed or if statutory tax rates or carryforward periods are changed. See Note 21, “INCOME TAXES,” for further discussion about the deferred tax assets and valuation allowance.

New Accounting Standards

Inventory Costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.”

SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect of adoption of this statement on our financial position and results of operations will be immaterial.

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

In April 2005, the U.S. Securities and Exchange Commission (“SEC”) adopted a new rule which amended the effective dates for SFAS No. 123R. Under the new rule, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. The effect of adoption of this statement on our financial position and results of operations will be immaterial.

Accounting for Stripping Costs Incurred during Production in the Mining Industry

In March 2005, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-6 (“EITF No. 04-6”), “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”

EITF No. 04-6 requires that stripping costs incurred during the production stage of the mine be accounted for as variable production costs that should be considered a component of mineral inventory costs and are recognized as a component of costs of sales in the same period as the revenue from the sale of the inventory.

EITF No. 04-6 is effective for fiscal years beginning after December 15, 2005. The effect of adoption of this consensus on our financial position and results of operations will be immaterial.

Accounting for Purchases and Sales of Inventory with the Same Counterparty

In September 2005, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-13 (“EITF No. 04-13”), “Accounting for Purchases and Sales of Inventory with the Same Counterparty.”

EITF No. 04-13 requires that two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying Accounting Principles Board Opinion No. 29, “Accounting for Nonmonetary Transactions.”

EITF No. 04-13 also requires that all nonmonetary exchanges of inventory within the same line of business other than those whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-process inventory should be recognized at the carrying amount of the inventory transferred.

EITF No. 04-13 is effective for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The effect of adoption of this consensus on our financial position and results of operations will be immaterial.

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.”

One of the amendments to SFAS No. 133 and SFAS No. 140 is that SFAS No. 155 permits an entity to elect fair value remeasurement for any hybrid financial instrument in its entirety with changes in fair value recognized in earnings, in which the hybrid financial instrument contains an embedded derivative that otherwise would require bifurcation.

SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Accounting for Servicing of Financial Assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”

SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization method or the fair value measurement method for subsequent measurement of each class of separately recognized servicing assets and servicing liabilities.

SFAS No. 156 is effective as of the beginning of the first fiscal year that begins after September 15, 2006. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

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

“Net interest bearing debt” is defined as adjusted interest bearing debt, defined below, less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long-term debt. As discussed in “Funding and Treasury Policies and Objectives,” to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements. Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

Management believes it is also helpful for the readers of this annual report.

To calculate our adjusted interest bearing debt, the followings balances are excluded:

•	accounts payables, derivative liabilities and others;

•	capital lease obligations; and

•	SFAS No. 133 fair value adjustment.

Elimination of the SFAS No. 133 fair value adjustment is made because Japanese investors usually evaluate Net DER of other general trading companies in this manner.

This calculation does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayments because some amount of cash and cash equivalents and time deposits may be required for operational needs including contractual obligations or capital expenditures.

“Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen
	As of March 31,
	2006	2005
Short-term debt	¥540.8	¥615.4
Long-term debt	3,264.1	3,196.9
Less eliminating factors included in long-term debt:
Accounts payables, derivative liabilities and others	(253.3)	(193.0)
Capital lease obligations	(24.6)	(21.3)
Less SFAS No. 133 fair value adjustment	37.7	(58.2)

Adjusted interest bearing debt	3,564.7	3,539.8
Less cash and cash equivalents and time deposits	(734.1)	(819.9)

Net interest bearing debt	¥2,830.6	¥2,719.9

Shareholders’ equity	¥1,677.9	¥1,122.8

Net DER (times)	1.69	2.42

The most directly comparable GAAP measure is considered to be “Debt-to-Equity Ratio” (“DER”). However, this ratio measures gross debt relative to equity, and does not measure changes in cash position.

Adjusted DER (times)	2.12	3.15

(defined as adjusted interest bearing debt divided by shareholders’ equity)

Free Cash Flow

We define “free cash flow” as the sum of net cash provided by operating activities and net cash used in investing activities. Management believes that such indicator is useful to investors, to measure available net cash for investment in strategic opportunities and/or debt repayment; or magnitude of reliance on borrowing to procure funds for strategic investments.

The following table shows a reconciliation of net cash provided by operating activities to free cash flow.

	Billions of Yen
	Years Ended March 31,
	2006	2005	2004
Net cash provided by operating activities	¥146.4	¥200.1	¥100.1
Net cash used in investing activities	(347.3)	(224.0)	(134.2)

Free cash flow	¥(200.9)	¥(23.9)	¥(34.1)

Finance and Liquidity Management

Funding and Treasury Policies and Objectives

Our basic funding policy is to secure stable sources of funds to maintain adequate liquidity and financing to satisfy capital requirements for our operations and to maintain the strength of our balance sheet. In order to achieve our objectives, our principal strategy is to obtain long-term funds (those with maturities of around 10 years) from financial institutions, including insurance companies and banks, and through the issuance of corporate bonds. In addition, we utilize financing programs provided by government financing agencies for various projects to obtain long-term financing. Another strategy is to maintain sufficient liquidity to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets. We hold cash and cash equivalents as liquidity sources, which consist mainly of highly-liquid and highly-rated short-term financial instruments and deposits. We aim to maintain the proper level of cash and cash equivalents, reflecting the current financial market conditions and future capital requirements.

In principle, wholly owned domestic subsidiaries do not individually raise their funds in financial markets or borrow from banks, but instead use a cash management service provided by Mitsui & Co. Financial Services Ltd. (Japan), our financing subsidiary. The same policy and practices have been extended to wholly owned overseas subsidiaries through our regional financing subsidiaries, which centralizes the fund raising function and promotes efficient use of funds. Approximately 81% of total interest bearing debt as of March 31, 2006 (excluding SFAS No. 133 fair value adjustment) was raised by Mitsui and the above-mentioned financing subsidiaries as in-house banking bases.

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

Unused lines of credit, for short-term financing outside of Japan, aggregated ¥756.6 billion at March 31, 2006. Certain overseas subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material in each of the past three years.

Taking advantage of a favorable financial market environment, during the year ended March 31, 2006, we increased long-term funding by borrowing from financial institutions and issuing bonds in Japan and MTNs in overseas markets for debt retirement and for working capital requirements. There was one bond issue that raised ¥15.0 billion in total (with maturity of 12.5 years) under the shelf-registration in Japan during the year ended March 31, 2006. As a result, long-term debt accounted for approximately 85% of total debt as of March 31, 2006, which we regard as a satisfactory level from the viewpoint of our financial policies.

In February 2006, Mitsui issued 130 million new shares of its common stock at an issuing price of ¥1,467.55 per share in an international offering in reliance on Regulation S and in a Japanese offering. In March 2006, Mitsui issued additional 9.75 million new shares of its common stock at the same issuing price through a third party allotment in connection with the execution of the over-allotment option in the Japanese offering. Mitsui received approximately ¥205.1 billion in aggregate cash proceeds (before deducting stock issuing expenses).

Approximately 77% of the total of short-term and long-term debt as of March 31, 2006 was denominated in Japanese yen and the rest was primarily denominated in U.S. dollars. We employ certain derivative financial instruments, which include interest rate swaps, currency swaps and foreign exchange forward contracts, to manage financial exposures resulting from our financing activities. Currency swap agreements and foreign exchange forward contracts are used to manage risks associated with the fluctuations in foreign exchange rates. The principal financial derivative instruments that are employed to manage interest rate risk exposure are interest rate swap agreements. A large part of such agreements are used for fair value hedging of fixed rate interest bearing debt, including fixed interest rate borrowing, bonds and notes, converting into floating interest rates based on the three-month or six-month LIBOR. The interest rates on approximately 79% of Mitsui’s long-term debt, other than borrowings for certain projects, were floating after taking into account interest rate swap arrangements as of March 31, 2006.

See Note 26, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” for further description of our risk management policies.

Credit Ratings

To facilitate access to funds from capital markets, Mitsui and certain of our overseas trading subsidiaries have obtained ratings for their commercial paper (short-term debt) and long-term senior unsecured debt (long-term debt) from Rating and Investment Information, Inc. (“R&I”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Services (“S&P”). The ratings as of June 2006 were as follows:

	R&I	Moody’s	S&P

Short-term debt	a-1+	P-1	A-1

Long-term debt	AA-	A2	A*

*	The credit rating by S&P on long-term debt was provided without our request.

S&P in February 2006 raised our long-term credit rating to “A” from “A-” and short-term credit rating to “A-1” from “A-2.” S&P cited the following factors for the change in ratings:

•	increase in shareholders’ equity through accumulation of retained earnings as well as public offering;

•	improvement in profit base and asset quality through refinements in investment and withdrawal decisions for operations; and

•	enhancement of risk management system.

Mitsui intends to maintain and improve its current credit ratings by enhancing its earnings and risk management.

Credit ratings are an assessment by the rating agencies of the credit risks associated with us and are based on information provided by us and other sources that the rating agencies consider reliable. Lower ratings generally result in higher borrowing costs and reduced access to capital markets. Credit ratings do not constitute a recommendation to buy, sell or hold securities and are subject to change or withdrawal by each of the rating agencies at any time. As rating agencies may have different criteria in evaluating the risk associated with a company, you should evaluate each rating independently of other ratings. Ratings may be changed without pre-notice at any time.

Liquidity Management

For the interest rate structure and the maturity profile of our outstanding debt, see Note 13, “SHORT-TERM AND LONG-TERM DEBT.”

Cash and cash equivalents were ¥697.1 billion, ¥791.8 billion and ¥638.3 billion as of March 31, 2006, 2005 and 2004, respectively.

As of March 31, 2006, net interest bearing debt (interest bearing debt less cash and cash equivalents and time deposits) was ¥2,830.6 billion, an increase of ¥110.7 billion from ¥2,719.9 billion as of March 31, 2005. However, the Net DER improved from 2.42 as of March 31, 2005 to 1.69 as of March 31, 2006, reflecting a significant increase in shareholders’ equity.

The ratio of current assets to current liabilities remained comparable from 134.7% as of March 31, 2005 to 135.2% as of March 31, 2006. The increases in investments and other non-current assets are financed by the increases in long-term debt and shareholders’ equity including public offerings.

As of March 31, 2006, we had given guarantees for obligations of various third parties and associated companies. These guarantees are not expected to require substantial use of our capital resources. We have not had any material payment requirements resulting from these guarantees for the past three years. For details on guarantees issued by us, see Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES.”

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

We held ¥697.1 billion of cash and cash equivalents as of March 31, 2006 in comparison to ¥222.6 billion of outstanding debt with current maturities including commercial paper, MTNs and bonds. Of the cash and cash equivalents, approximately 57% was held by Mitsui and approximately 92% was denominated in Japanese yen. We believe that we maintain sufficient liquidity to satisfy our working capital and debt-service requirements for the foreseeable future through existing cash and cash equivalents and time deposits, the sales of certain assets in parallel with outside borrowings from financial institutions, as well as, the issuance of bonds and notes.

We plan to contribute ¥22.7 billion to our defined-benefit pension plans for the year ending March 31, 2007. This cash requirement will be managed under our funding policy mentioned above.

Investment Plans and Financial Policies of the Medium-Term Management Outlook

According to our Medium-term Management Outlook announced in May 2006, we plan to invest approximately ¥800 billion during the two years ending March 31, 2007 and 2008. The principal investments in this plan are described below.

—	Approximately ¥400 billion in Mineral Resources and Energy Area,

—	Approximately ¥50-100 billion in Global Marketing Networks Area,

—	Approximately ¥150-200 billion in Consumer Services Area, and

—	Approximately ¥150 billion in Infrastructure Area.

Many of the projects in the investment plan involve bidding. The outcome of bidding will have an effect on our actual cash flows and financial condition for the year ending March 31, 2007.

We will procure funding for these investments by fund raising (including project finance) from the private sector and government financing agencies and direct financing from capital markets, in addition, retained earnings are also a crucial source of funds. We forecast our level of interest bearing debt to increase by about ¥200 billion in the year ending March 31, 2007; however, this amount may vary, depending on the rate of progress of the investment plan.

In formulating our investment plans we are paying careful attention to our level of financial leverage—including our ratio of shareholders’ equity to total assets (“Shareholders’ Equity Ratio”) and our Net DER. As of March 31, 2006, our Shareholders’ Equity Ratio and our Net DER were 19.6% and 1.69 compared to 14.8% and 2.42 as of March 31, 2005, primarily due to the accumulation of retained earnings and the public offering. We believe that the favorable movement of these two indices clearly represents an enhancement in the stability of our fund raising capacity. Considering the investment plan outlined above, we are forecasting a Net DER of around 1.58 as of March 31, 2007.

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

Transactions with Related Parties

When conducting our business operations throughout the world, we form alliances with leading partner companies in Japan and overseas, including manufacturers and companies in the fields of natural resources, such as energy and ferrous materials. In addition to investing in, or providing loans to, associated companies where we are a minority shareholder, we conduct selling and purchasing transactions of various products on a recurring basis with such associated companies.

Our principal associated companies include Valepar S.A. (18.2%), Mitsui Oil Exploration Co., Ltd. (47.3%), Japan Australia LNG (MIMI) Pty. Ltd. (50.0%), IPM Eagle LLP (30.0%), Sakhalin Energy Investment Company Ltd. (25.0%), Nihon Unisys, Ltd. (32.4%), and United Auto Group, Inc. (15.4%), among others.

During the years ended March 31, 2006, 2005 and 2004, our gross revenues from transactions with these associated companies amounted to ¥89.1 billion, ¥121.3 billion and ¥107.8 billion, respectively, and the values of goods and services purchased from such companies and reported as cost of revenues were ¥238.0 billion, ¥192.4 billion and ¥161.2 billion, respectively.

Prices applied in transactions with associated companies are computed in the same way that such prices would be calculated in transactions with unrelated third parties. In addition, when associated companies are counterparties in transactions with us and we conduct such business under long-term procurement and/or sales contracts, in general, we conclude a corresponding sales contract with the purchasers (unrelated parties) of goods procured by us and/or with suppliers (unrelated parties) of the goods we sell to associated companies. In addition, we were the guarantor for ¥ 55.0 billion and ¥57.6 billion in funds borrowed and other financial obligations of associated companies as of March 31, 2006 and 2005, respectively. Regarding any other commitments related to transactions with associated companies, we do not normally assume risk in excess of our percentage of share ownership in such associated companies.

Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2006 were ¥8,573.6 billion, an increase of ¥980.2 billion from ¥7,593.4 billion as of March 31, 2005.

Current assets as of March 31, 2006 were ¥4,746.8 billion, an increase of ¥326.1 billion from ¥4,420.7 billion as of March 31, 2005. Along with the higher market prices of commodities and increased business transactions, the following items increased:

•	Accounts receivables increased by ¥133.4 billion, mainly at Mitsui, especially in the segments of the Chemical, the Machinery & Infrastructure Projects and the Iron & Steel Raw Materials and Non-Ferrous Metals; and at Mitsui & Co. Precious Metals, Inc. (United States) in the Logistics & Financial Markets Segment.

•	Inventories increased by ¥98.9 billion, mainly at Mitsui’s Logistics & Financial Markets Segment and Westport Petroleum, Inc. (United States).

•	Derivative assets increased by ¥167.1 billion because of mark-to-market gains of derivative transactions mainly at Mitsui & Co. Precious Metals, Inc. (United States) and Mitsui & Co. Energy Risk Management Ltd. (United Kingdom).

Total current liabilities as of March 31, 2006 were ¥3,510.9 billion, an increase of ¥229.1 billion from ¥3,281.8 billion as of March 31, 2005. The main factors were as follows:

•	Short-term debt decreased by ¥74.6 billion mainly at Mitsui. On the other hand, current maturities of long-term debt increased by ¥61.2 billion mainly at Mitsui & Co. (U.S.A.), Inc. (United States) and Mitsui & Co. Financial Services Ltd. (Japan).

•	Accounts payables increased by ¥116.3 billion corresponding to the above-mentioned increase in accounts receivables mainly at Mitsui & Co. Precious Metals, Inc. Similarly, derivative liabilities increased by ¥59.7 billion mainly at Mitsui & Co. Precious Metals, Inc. and Mitsui & Co. Energy Risk Management Ltd.

As a result, working capital, or current assets minus current liabilities, as of March 31, 2006 was ¥1,235.9 billion, a ¥97.0 billion increase compared to ¥1,138.9 billion as of March 31, 2005.

The sum of total investments and non-current receivables, property and equipment—at cost, intangible assets less accumulated amortization, deferred tax assets—non current and other assets totaled ¥3,826.7 billion as of March 31, 2006, a ¥654.0 billion increase compared to ¥3,172.7 billion as of March 31, 2005, mainly due to the following factors:

•	Within total investments and non-current receivables, investments in and advances to associated companies as of March 31, 2006 was ¥1,300.6 billion, a ¥327.4 billion increase compared to ¥973.2 billion as of March 31, 2005. This increase was mainly attributable to investments in mineral resources and energy related development projects and infrastructure projects, for example:

—	Sakhalin Energy Investment Company Ltd. (Bermuda), a project implementing vehicle of the Sakhalin II project, for ¥102.4 billion (including effect from foreign exchange translation of ¥18.9 billion) in the Energy Segment;

—	SUMIC Nickel Netherlands B.V. (Netherlands) participating in the Goro Nickel Project, for ¥7.8 billion in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment;

—	IPM Eagle LLP (United Kingdom) in connection with acquisition of the Saltend power plant amounting to ¥13.7 billion (including effect from foreign exchange translation of ¥0.6 billion) in the Machinery & Infrastructure Projects Segment: and

—	Thai Tap Water Supply Company Limited for ¥11.0 billion in the Machinery & Infrastructure Projects Segment.

In addition to the above-mentioned increase, there were increases which do not involve cash outflow such as:

—	increases in equity in earnings (before tax effect) of ¥77.9 billion (net of dividends received from associated companies);

—	a ¥24.5 billion increase in unrealized holding gains on available-for-sale securities including those related to the shares in INPEX CORPORATION (currently INPEX Holdings Inc.) owned by our associated company Mitsui Oil Exploration Co., Ltd. (Japan); and

—	a ¥39.1 billion improvement in foreign exchange translation cumulative adjustments including ¥25.2 billion in connection with investment in Valepar S. A. (Brazil).

The following table shows the details of investments in and advances to associated companies as of March 31, 2006 and 2005 by operating segment.

	Billions of Yen
	As of March 31,		Change
	2006	2005
Iron & Steel Products	¥22.8	¥18.3	¥4.5
Iron & Steel Raw Materials and Non-Ferrous Metals	221.8	153.5	68.3
Machinery & Infrastructure Projects	290.4	216.1	74.3
Chemical	49.5	53.2	(3.7)
Energy	483.5	328.5	155.0
Foods & Retail	54.8	49.7	5.1
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	93.9	70.4	23.5
Logistics & Financial Markets	26.0	17.4	8.6
Americas	9.7	10.0	(0.3)
Europe	13.3	14.0	(0.7)
Asia	3.9	4.4	(0.5)
Other Overseas Areas	20.0	12.9	7.1

Total	1,289.6	948.4	341.2

All Other	9.3	2.4	6.9
Adjustments and Eliminations	1.7	22.4	(20.7)

Consolidated Total	¥1,300.6	¥973.2	¥327.4

•	Other investments as of March 31, 2006 were ¥935.7 billion, a ¥275.5 billion increase compared to ¥660.2 billion as of March 31, 2005. The increase was mainly due to acquisition of shares of Seven & i Holdings Co., Ltd. for ¥75.6 billion, participation in the Equatorial Guinea LNG project amounting to ¥15.9 billion and acquisition of shares in Tokyo Broadcasting System, Inc. for ¥6.0 billion. Also, there were net improvements in unrealized holding gains/losses on available-for-sale securities totaling approximately ¥173.9 billion including ¥21.4 billion from Seven & i Holdings Co., Ltd. shares.

•	Property leased to others—at cost, less accumulated depreciation as of March 31, 2006, was ¥218.6 billion, a ¥35.4 billion increase compared to ¥183.2 billion as of March 31, 2005. Major factors were the acquisition of office buildings in the United Kingdom for ¥23.0 billion by MBK Real Estate Europe Limited (United Kingdom) and the acquisition of rolling stock for ¥14.5 billion by Mitsui Rail Capital Holdings, Inc. (United States).

•	Property and equipment—at cost as of March 31, 2006 was ¥746.2 billion, an ¥83.5 billion increase compared to ¥662.7 billion as of March 31, 2005. This was principally due to increases in machinery and equipment at the Enfield oil project in Western Australia of ¥29.5 billion (including the effect from foreign exchange translation by ¥7.7 billion), equipment for iron ore and coal mining property and equipment in Australia of ¥30.6 billion, and a ¥28.9 billion increase in land and buildings of KYOGI WAREHOUSE CO., LTD. (Japan) as it became a subsidiary during the year ended March 31, 2006.

The following table shows the details of property leased to others—at cost and property and equipment—at cost as of March 31, 2006 and 2005 by operating segment.

	Billions of Yen
	As of March 31,		Change
	2006	2005
Iron & Steel Products	¥23.4	¥22.0	¥1.4
Iron & Steel Raw Materials and Non-Ferrous Metals	147.0	126.2	20.8
Machinery & Infrastructure Projects	102.5	88.8	13.7
Chemical	60.7	57.5	3.2
Energy	180.3	139.6	40.7
Foods & Retail	68.5	65.0	3.5
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	94.6	66.4	28.2
Logistics & Financial Markets	58.6	29.9	28.7
Americas	48.1	40.3	7.8
Europe	11.8	12.3	(0.5)
Asia	5.3	5.5	(0.2)
Other Overseas Areas	1.1	1.0	0.1

Total	801.9	654.5	147.4

All Other	23.2	39.4	(16.2)
Adjustments and Eliminations	139.7	152.0	(12.3)

Consolidated Total	¥964.8	¥845.9	¥118.9

Long-term debt, less current maturities as of March 31, 2006 was ¥2,910.9 billion, an increase by ¥6.0 billion compared to ¥2,904.9 billion as of March 31, 2005. This was primarily because of increases in borrowings from financial institutions, which corresponded to funding for the above-mentioned investments and acquisitions of property and equipment.

Shareholders’ equity as of March 31, 2006 was ¥1,677.9 billion, an increase of ¥555.1 billion compared to ¥1,122.8 billion as of March 31, 2005, primarily due to a ¥204.3 billion increase in common stock and capital surplus as a result of the issuance of common stock by Mitsui, the accumulation of retained earnings of ¥170.8 billion, an increase in unrealized holding gains on available-for-sale securities of ¥115.9 billion and net improvement in foreign currency translation adjustments as a result of U.S. dollar and Brazilian Real appreciation against Japanese Yen of ¥59.5 billion.

Cash Flows

	Billions of Yen
	Years Ended March 31,
	2006	2005	2004
Net cash provided by operating activities	¥146.4	¥200.1	¥100.1
Net cash used in investing activities	(347.3)	(224.0)	(134.2)
Net cash provided by (used in) financing activities	92.3	171.3	(12.2)
Effect of exchange rate changes on cash and cash equivalents	13.9	6.1	(10.2)

Net increase (decrease) in cash and cash equivalents	(94.7)	153.5	(56.5)
Cash and cash equivalents at beginning of year	791.8	638.3	694.8

Cash and cash equivalents at end of year	¥697.1	¥791.8	¥638.3

Cash Flows during the Year Ended March 31, 2006

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2006 was ¥146.4 billion. Major components were:

•	Operating income which increased steadily in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, the Energy Segment and other segments;

•	Dividends received totaling ¥96.7 billion from our mineral resources and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia), Valepar S.A. (Brazil), and other Middle Eastern LNG companies, as well as our investments in third parties;

•	Payments of ¥81.5 billion for corporate income taxes; and

•	Payments of ¥27.5 billion for compensation and other charges related to DPF incident.

In addition, during the year ended March 31, 2006, the changes in current assets and liabilities, especially a significant increase in trade receivables gave a negative impact of ¥141.0 billion on cash flows. Refer to the relevant discussion in “Assets, Liabilities and Shareholders’ Equity.”

Net cash provided by operating activities decreased by ¥53.7 billion for the year ended March 31, 2006 compared to the year ended March 31, 2005. The reasons for this decrease were as follows:

•	Changes in current assets and liabilities which increased by ¥107.4 billion compared to the year ended March 31, 2005; and

•	Operating income which increased by ¥75.3 billion in total, mainly attributable to a ¥35.3 billion increase in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and a ¥16.5 billion increase in the Energy Segment.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2006 totaled ¥347.3 billion. The principal details are as follows:

•	A total of ¥175.8 billion was paid for investments in and advances to associated companies, and proceeds of ¥37.6 billion from sales of investments in and collection of advances to associated companies was received, which resulted in net cash outflow of ¥138.2 billion. The major factors are as below:

—	Investment in preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda) for ¥83.5 billion* in the Energy Segment;

—	Investment in IPM Eagle LLP (United Kingdom) in connection with acquisition of the Saltend power plant for ¥13.1 billion* in the Machinery & Infrastructure Projects Segment; and

—	Investment in Thai Tap Water Supply Co. Ltd. (Thailand) for ¥10.9 billion in the Machinery & Infrastructure Projects Segment.

•	A total of ¥247.1 billion was paid for acquisition of property leased to others and property and equipment, and proceeds of ¥74.0 billion from sales of property leased to others and property and equipment was provided, which resulted in net cash outflow of ¥173.1 billion. The major factors are as below:

—	Payments of ¥35.8 billion for the acquisition of facilities for the development of iron ore and coal mines in Australia in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment;

*	Cash flows in foreign currencies are translated into yen, based on the average foreign exchange rates throughout the fiscal year, and therefore differ from the amounts appearing in “Assets, Liabilities and Shareholders’ Equity,” which were translated at the current rate as of March 31, 2006.

—	Payment of ¥23.0 billion for the acquisition of office buildings in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment;

—	Payment of ¥21.8 billion* for the acquisition of property and equipment for the Enfield crude oil project in Western Australia in the Energy Segment;

—	Payments of ¥62.2 billion to purchase rolling stock and aircraft for lease, and proceeds of ¥44.0 billion from the sales of rolling stock and aircraft for lease in the Machinery & Infrastructure Projects Segment; and

—	Proceeds of ¥6.4 billion from the sale of Mitsui’s corporate welfare facilities.

•	A total of ¥190.3 billion was used for the acquisition of available-for-sale and held-to-maturity securities and other investments, and proceeds of ¥139.2 billion from sales of securities was received, which resulted in net cash outflow of ¥51.1 billion. Cash outflow and inflow in connection with debt securities includes payment of ¥53.5 billion for acquisition and proceeds of ¥56.2 billion from sales and redemption for the purpose of corporate fund management. Major cash outflows in connection with acquisition of financial assets are:

—	Acquisition of shares of Seven & i Holdings Co., Ltd. for ¥50.0 billion in the Foods & Retail Segment; and

—	Investment in the Equatorial Guinea LNG project for ¥16.0 billion in the Energy Segment.

The following table shows the details of “Investments in and advances to associated companies” and “Additions to property leased to others and property and equipment” for the year ended March 31, 2006 by operating segment.

	Billions of Yen
	As of March 31, 2006
	Investments in and Advances to Associated Companies	Additions to Property Leased to Others and Property and Equipment
Iron & Steel Products	¥0.8	¥2.6
Iron & Steel Raw Materials and Non-Ferrous Metals	7.9	39.5
Machinery & Infrastructure Projects	43.3	84.3
Chemical	0.5	10.8
Energy	89.1	39.4
Foods & Retail	0.7	10.3
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	22.5	37.4
Logistics & Financial Markets	4.9	2.9
Americas	4.4	9.7
Europe	0.1	1.4
Asia	0.4	0.5
Other Overseas Areas	0.0	0.4

Total	174.6	239.2

All Other	1.2	1.8
Adjustments and Eliminations	0.0	6.1

Consolidated Total	¥175.8	¥247.1

Cash flows used in investing activities for the year ended March 31, 2006 increased by ¥123.3 billion compared to the year ended March 31, 2005. Major factors in investing cash flows for the year ended March 31, 2005 included an investment of ¥80.7 billion in the preferred stock of Sakhalin Energy Investment Company Ltd.

(Bermuda), ¥64.4 billion for the acquisition of mineral rights and property and equipment in the Enfield crude oil project in Western Australia and an investment of ¥62.2 billion in IPM Eagle LLP (United Kingdom), as well as an inflow of ¥14.5 billion from the sale of shares in Vodafone K.K.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended March 31, 2006 was ¥92.3 billion. Major factors were as below:

•	Mitsui raised ¥203.8 billion (net of stock issuance costs before taxes) from the public offering of 130 million shares in February 2006 and the third party allotment of 9.75 million shares in March 2006.

•	Net cash flow in short-term debt decreased by ¥89.4 billion due to repayments of notes on MTN programs and commercial papers issued by Mitsui and overseas trading subsidiaries. Net of proceeds from and repayment of long-term debt was ¥10.4 billion. Mitsui increased long-term borrowings in response to the above-mentioned investing activities, while domestic and overseas financial subsidiaries repaid long-term borrowings.

•	Dividend paid by Mitsui totaled ¥31.6 billion.

Net cash flow provided from financing activities for the year ended March 31, 2006 decreased by ¥79.0 billion compared to the year ended March 31, 2005. For the year ended March 31, 2005, there were higher levels of long-term funds procured through borrowing from financial institutions and the issuance of bonds. Refer to Funding Sources above, for details of our fund procurement for the year ended March 31, 2006.

Cash and Cash Equivalents as of March 31, 2006

In addition to the increase of ¥13.9 billion due to changes in exchange rates, the balance of our cash and cash equivalents as of March 31, 2006 was ¥697.1 billion, a decrease by ¥94.7 billion compared to ¥791.8 as of March 31, 2005.

Cash Flows under the Medium-Term Management Outlook

Reflecting our active investment program, free cash flows, which we define as the total of cash flows from operating activities and cash flows from investing activities, recorded a deficit of ¥200.9 billion for the year ended March 31, 2006. Management expects that our free cash flow will continue to be negative until the year ending March 31, 2008 and will turn to positive from the year ending March 31, 2009, mainly due to the following reasons:

•	Mitsui intends to execute investments of approximately ¥800 billion in total during the two years ending March 31, 2007 and 2008, which include approximately ¥400 billion investments in mineral resources and energy related development projects. Most of these development projects require lead time before starting to generate cash flow, though it is expected that continuously strong demand in the mineral resources and energy markets will support our operating results during those periods.

•	It is expected that the start of commercial operation of two major energy projects, the Enfield crude oil project (during the year ending March 31, 2007) and the Sakhalin II LNG project (during the year ending March 31, 2009), as well as the completion of expansion projects in iron ore and coal mines in Australia, will contribute to significant improvement in free cash flow.

Cash Flows during the Year Ended March 31, 2005

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2005 was ¥200.1 billion, which was primarily attributable to:

•	Operating income which increased steadily in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, Energy Segment, and other segments;

•	Dividends received totaling ¥53.6 billion from our mineral resources and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd.(Australia), Valepar S.A.(Brazil), and other Middle Eastern LNG companies, as well as our investments in third parties;

•	Total payments, in relation to contributions to our defined benefit pension plan and payments under unfunded severance indemnities plans amounting to ¥30.9 billion;

•	A one-time payment of ¥8.1 billion for compensation and other charges related to DPF incident; and

•	Payments of ¥56.9 billion for corporate income taxes.

Net cash provided by operating activities increased by ¥100 billion for the year ended March 31, 2005 compared with the year ended March 31, 2004. The reasons for this increase were:

•	Operating income which increased by ¥71.2 billion in total, by operating segment mainly attributable to a ¥39.4 billion increase in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and ¥13.8 billion in the Energy Segment; and

•	Dividends received from associated companies as well as investees other than subsidiaries and associated companies.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2005 totaled ¥224.0 billion. Of this amount, ¥133.3 billion was used in relation to investments and loans (investing activities not related to property leased to others and property and equipment). The details are as follows:

•	A total of ¥190.4 billion was paid for investments in and advances to associated companies. This included an ¥80.7 billion* investment in preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda) and an investment of ¥62.2 billion* in IPM Eagle LLP (United Kingdom) that purchased Edison Mission Energy’s overseas power plants generation business portfolio. Deduction of a ¥52.7 billion proceeds from sales of investments in and collection of advances to associated companies resulted in a net cash outflow of ¥137.7 billion.

•	A total of ¥68.5 billion was used on the acquisition of debt securities for fund management purposes, mainly from Mitsui and its financing subsidiaries, and ¥59.8 billion was obtained as proceeds from maturities of such debt securities. While ¥14.5 billion was provided by the sale of shares in Vodafone K.K. (Japan), ¥8.9 billion was used in the purchase of shares in CornerStone Research & Development Inc. (United States).

•	A total of ¥90.7 billion was paid for fixed assets, which includes property leased to others and property and equipment. The main items are listed below.

—	Payments of ¥64.4 billion* for the acquisition of mineral rights and other fixed assets in the Enfield crude oil project in Western Australia;

—	Payments of ¥17.2 billion for the acquisition of facilities for the development of iron ore and coal mines;

—	Payments of ¥16.0 billion to purchase rolling stock and ocean transport vessels for lease, and proceeds of ¥17.0 billion from the sale of aircraft, rolling stock and ocean transport vessels for lease;

—	Proceeds of ¥10.8 billion from the sale of our office building in the United Kingdom; and

—	Proceeds of ¥12.8 billion from the sale of Mitsui’s corporate residences and dormitories.

*	Cash flows in foreign currencies were translated into yen, based on the average foreign exchange rates throughout the fiscal year, and therefore differ from the amounts appearing in “Assets, Liabilities and Shareholders’ Equity,” which were translated by the exchange rate as of March 31, 2005.

Cash flows used in investing activities increased by ¥89.8 billion for the year ended March 31, 2005 compared with the year ended March 31, 2004. Typical cash outflows and inflows for the year ended March 31, 2004 included an investment of ¥97.1 to acquire shares in Valepar S.A. (Brazil), an investment of ¥56.7 billion in the preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda), and proceeds of ¥49.8 billion from the sale of shares in Caemi Mineraçã o e Metalurgia S.A. (Brazil).

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended March 31, 2005 was ¥171.3 billion, which was primarily attributable to:

•	An increase in long and short-term debt of ¥183.8 billion mainly consisting of the increased long-term borrowings and issuance of long-term bonds by Mitsui, Mitsui & Co. (U.S.A.) Inc. and other trading subsidiaries. Of this amount, ¥141.2 billion was procured by Mitsui;

•	In response to increasing demand for funds for our investments and acquisition of fixed assets, we increased our level of long-term fund procurement, taking advantage of a favorable financial market environment. As a result, our long-term debt increased by ¥120.7 billion, and bonds increased by ¥55.0 billion; and

•	Other cash flows from financing activities included ¥2.6 billion proceeds from the issuance of stock in Telepark Corp. (Japan), and payments of ¥14.2 billion for cash dividends.

Cash flows from financing activities for the year ended March 31, 2005 increased by ¥183.5 billion from the year ended March 31, 2004. The main sources, as described above, were increases in levels of long-term fund procurement through our borrowing from financial institutions and the issuance of bonds. Refer to “Funding Sources” above for details of our fund procurement for the year ended March 31, 2005.

Cash and Cash Equivalents as of March 31, 2005

In addition to the increase of ¥6.1 billion due to changes in exchange rates, the balance of our cash and cash equivalents increased by ¥153.5 billion for the year ended March 31, 2005 to ¥791.8 billion as of March 31, 2005.

C.	Research & Development

For the year ended March 31, 2006, research and development (“R&D”) expenses for the various R&D activities underway totaled ¥5.1 billion, which included ¥3.4 billion in the Chemical Segment related to nanotechnology, biotechnology and life science and ¥0.9 billion in the Foods & Retail Segment.

In the nanotechnology field, a key research area in the Chemical Segment, we have been developing and promoting the commercialization of ethanol separation technology by using zeolite membranes, which will dramatically improve the energy efficiency of biomass ethanol production. Biomass ethanol is a renewable energy source, and as such it is being utilized all over the world as an additive for automobile gasoline and fuel for power generation, as a means of addressing the issue of global warming. By realizing improved energy efficiency in the production of biomass ethanol through the use of zeolite membranes, it is expected to contribute to reduce CO2 emissions and improve the global environment.

Carbon nanotubes are expected to be developed for a variety of advanced applications in the future, and we are continuing to cooperate with industry and academia to conduct development research into these applications, providing the produced carbon nanotubes for many partner university laboratories and companies as we strive together to commercialize this technology. Along with this work, we are also carrying out research on related safety issues.

In addition, with the primary objective of expanding demand for methionine, a feed supplement subsidiary, Novus International Inc. (United States) has been working to develop new applications and manufacturing processes, and has also been conducting R&D in feed analysis services and new products by using a broad array of techniques. These R&D efforts are producing tangible results, such as improvements in the market’s view of its products, the startup of a new plant for intermediates, and the debut of new products in the area of organic acids and organic minerals.

In food related activities in the Foods & Retail Segment, our subsidiary, Mitsui Norin Co., Ltd. (Japan) is primarily focused on the commercialization of its research into the health benefits, application and material development of tea catechin and black-tea polyphenol, substances that have high sterilization and anti-viral properties. Mitsui Norin Co., Ltd. is pursuing research and development of these as drug substances in the pharmaceutical field, and has submitted to the Food and Drug Agency of the United States (“FDA”) the Drug Master File of a drug substance (named “Polyphenon E”) which has a catechin purity level of 95%. This has been formally examined and tested and represents the first time that a natural plant derivative has been accepted as a drug substance. Also, with regard to Mitsui Norin’s dermatological disease drug which has Polyphenon E as its base compound, a new drug application has been filed with the FDA by the German company it will be supplied to. Moreover, along with joint research with universities and research institutions inside and outside of Japan seeking to uncover the bioactive properties of tea, the company is using genetic engineering methods to establish microbe identification technology and methods for analyzing foreign substances and offensive odors, and making maximum efforts to strengthen the quality guarantee of liquid/powder products.

For the year ended March 31, 2005, R&D expenses were ¥5.6 billion including ¥3.9 billion nanotechnology and biotechnology related activities in the Chemical Segment.

For the year ended March 31, 2004, R&D expenses were ¥6.0 billion including ¥4.5 billion nanotechnology and biotechnology related activities in the Chemical Segment.

D.	Trend Information

See relevant discussion elsewhere in this item.

E.	Off-Balance Sheet Arrangements

We use off-balance sheet arrangements in the ordinary course of business to further our trading, fund-raising and other activities. Categories of off-balance arrangements are as follows:

Guarantees

The following tables summarize our guarantees as of March 31, 2006 and 2005.

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

	Billions of Yen
As of March 31, 2006:	Maximum Potential Amount of Future Payments	Recourse Provisions/ Collateral	Carrying Amount of Liabilities
Financial Guarantees	¥154	¥29	¥4
Performance Guarantees	33	5	0
Market Value Guarantees	75	47	—

	Billions of Yen
As of March 31, 2005:	Maximum Potential Amount of Future Payments	Recourse Provisions/ Collateral	Carrying Amount of Liabilities
Financial Guarantees	¥194	¥31	¥3
Performance Guarantees	33	6	0
Market Value Guarantees	73	42	—

In the furtherance of our trading activities, it is a customary practice for us to guarantee, severally or jointly with others, indebtedness of certain of our customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.

As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or will be responsible for making up any shortfall between the actual sales price and the guaranteed value. In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51” on December 31, 2003, we consolidated ¥20.8 billion and ¥20.2 billion of total assets related to certain ocean transport vessels entities at March 31, 2006 and 2005, respectively. This information is provided in Note 24, “VARIABLE INTEREST ENTITIES.”

Sales of Trade Receivables

Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. (Canada) Ltd. and certain subsidiaries use off-balance sheet arrangements in which certain trade receivables are sold to third parties. At March 31, 2006 and 2005, the outstanding amounts of these off-balance sheet arrangements were immaterial.

Variable Interest Entities

We are involved with and have significant variable interests in a number of variable interest entities (“VIEs”) that are not consolidated because we are not the primary beneficiary, but in which we have significant variable interests. These VIEs mainly engage in leasing and financing activities. Further information is provided in Note 24, “VARIABLE INTEREST ENTITIES.”

Commitments on Deferred Payments

We had financing commitments totaling ¥2.7 billion at March 31, 2005, principally for financing, on a deferred-payment basis, the cost of ocean transport vessels and equipment to be purchased by our customers. We had no financing commitments at March 31, 2006. Further information is provided in Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES.”

F.	Tabular Disclosure of Contractual Obligations

The following table provides our contractual obligations as of March 31, 2006 and payment due by period of these contractual obligations:

	Billions of Yen
Contractual Obligations	Balance as of March 31, 2006	Payment Due by Period
		Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	¥3,274	¥321	¥692	¥664	¥1,597
Capital Lease Obligations	27	6	8	7	6
Operating Leases	139	28	37	26	48
Purchase Obligations	2,978	672	969	549	788
Capital Expenditure Commitments	69	55	10	3	1

Total	¥6,487	¥1,082	¥1,716	¥1,249	¥2,440

The amounts of “Long-Term Debt” include bank borrowings, bonds and long-term trade payables, excluding the effect of the SFAS No. 133 fair value adjustment. “Capital Lease Obligations “ represents the schedule of payments for future minimum lease payments. “Operating Leases” represents the schedule of payments for future minimum rentals. Minimum rental payments have not been reduced by minimum sublease rentals of ¥57.9 billion due in the future under noncancelable subleases. “Purchase Obligations” represents the schedule of payments for long-term purchase obligations, net of advance payments of ¥86.5 billion made to suppliers as of March 31, 2006. The purchased items are principally oil products, chemical materials, ocean transport vessels, metals and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to the market. In general, our customers, primarily large Japanese industrial companies and shipping firms, are also parties to the contracts or by separate agreements and are committed to purchase the items from us. “Capital Expenditure Commitments” represents the unpaid amounts of total contracts for the acquisition of plant and equipment at the reporting date but not recognized in the financial statements.

In addition to the above, we plan to contribute ¥22.7 billion to our defined benefit pension plans for the year ending March 31, 2007.

For additional information regarding long-term debt, capital lease obligations, operating leases and purchase obligations, see Note 13, “SHORT-TERM AND LONG-TERM DEBT,” Note 8, “LEASES,” and Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES,” respectively.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management.

We are managed by a Board of Directors and Executive Officers. As of June 30, 2006, we have eleven Directors and thirty-eight Executive Officers including seven of whom are also Directors. In accordance with Mitsui’s Articles of Incorporation, each Director was elected for a term of one year. Each Executive Officer has been appointed by the Board of Directors.

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

As of June 30, 2006, Mitsui’s Executive Officers consisted of one President, four Executive Vice Presidents, six Senior Executive Managing Officers, twelve Executive Managing Officers and fifteen Managing Officers.

The execution of the Directors’ functions (including their functions to supervise and monitor the activities of the Executive Officers) is audited by Corporate Auditors. Each Corporate Auditor is elected by shareholders of Mitsui at a general meeting of shareholders. As of June 30, 2006, we have six Corporate Auditors. In performing their auditing activities, they act independently of each other while they are constituted, and act through the Board of Corporate Auditors, as the Corporate Law of Japan requires.

Directors, Corporate Auditors and Executive Officers

Our Directors, Corporate Auditors and Executive Officers as of the end of June 2006 were:

Directors

Name	Position
Nobuo Ohashi	Chairman and Director

Shoei Utsuda	Representative Director

Tetsuya Matsuoka	Representative Director

Masataka Suzuki	Representative Director

Hiroshi Tada	Representative Director

Yasunori Yokote	Representative Director

Kazuya Imai	Representative Director

Hiroshi Ito	Representative Director

Akishige Okada (1)	Director, Advisor, Sumitomo Mitsui Banking Corporation

Akira Chihaya(1)	Director, Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation

Nobuko Matsubara(1)	Director, Advisor to Japan Institute of Workers’ Evolution

(1)	Mr. Akishige Okada, Mr. Akira Chihaya and Ms. Nobuko Matsubara are external directors. See “Item 6.C. Board Practices.”

Corporate Auditors

Name	Position
Tasuku Kondo(2)	Corporate Auditor

Hiroshi Matsuura(2)	Corporate Auditor

Ko Matsukata(3)	Corporate Auditor, Senior Consultant, Mitsui Sumitomo Marine and Fire Insurance Co., Ltd.

Yasutaka Okamura(3)	Corporate Auditor, Attorney at Law

Hideharu Kadowaki(3)	Corporate Auditor, Chairman of the Institute, The Japan Research Institute, Limited

Naoto Nakamura(3)	Corporate Auditor, Attorney at Law

(2)	Mr. Tasuku Kondo and Mr. Hiroshi Matsuura are full-time Corporate Auditors.
(3)	Mr. Ko Matsukata, Mr. Yasutaka Okamura, Mr. Hideharu Kadowaki and Mr. Naoto Nakamura are external Corporate Auditors. See “Item 6.C. Board Practices.”

Executive Officers

Name	Title and Principal Position
Shoei Utsuda	President and Chief Executive Officer

Tetsuya Matsuoka	Executive Vice President; Infrastructure Projects Business Unit; Machinery Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Masataka Suzuki	Executive Vice President; First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Director, Mitsui & Co. Europe PLC; Director, Mitsui & Co., Middle East Ltd.

Gempachiro Aihara	Executive Vice President; Chief Operating Officer, Asia Business Unit

Hiroshi Tada	Executive Vice President; Iron & Steel Products Business Unit; Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit; Energy Business Unit

Yasunori Yokote	Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Planning & Strategy Division, Human Resources & General Affairs Division, Information Strategic Planning Division, Corporate Communications Division, CSR Promotion Division, Legal Division, Logistics Management Division, Domestic Offices and Branches); New Business Promotion; Environmental Matters; DPF Matters; Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Kazuya Imai	Senior Executive Managing Officer; Chief Financial Officer; Corporate Staff Division (Investor Relations Division, Investment Administration Division, Business Process Control Division, Accounting Division, Finance Division, Credit Risk Management Division, Market Risk Management Division, Financial Planning Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Director, Mitsui & Co. (U.S.A.), Inc.

Toshihiro Soejima	Senior Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China

Motokazu Yoshida	Senior Executive Managing Officer; Chief Operating Officer, Americas Business Unit

Ken Abe	Senior Executive Managing Officer; Chief Operating Officer, Europe Business Unit

Hiroshi Ito	Senior Executive Managing Officer; Lifestyle Business Unit; Consumer Service Business Unit; Information, Electronics and Telecommunication Business Unit

Yoshiyuki Izawa	Executive Managing Officer; General Manager, Osaka Office

Osamu Mori	Executive Managing Officer; Chief Operating Officer, Financial Markets Business Unit

Satoru Miura	Executive Managing Officer; General Manager, Nagoya Office

Takao Sunami	Executive Managing Officer; Chief Operating Officer, Machinery Business Unit

Junichi Matsumoto	Executive Managing Officer; Chief Operating Officer, Transportation Logistics Business Unit

Name	Title and Principal Position
Shunichi Miyazaki	Executive Managing Officer; General Manager, Internal Auditing Division

Shinjiro Ogawa	Executive Managing Officer; Chief Operating Officer, Information, Electronics and Telecommunication Business Unit

Toshimasa Furukawa	Executive Managing Officer; Chief Operating Officer, Infrastructure Projects Business Unit

Jitsuro Terashima	Executive Managing Officer; President, Mitsui Global Strategic Studies Institute

Motonori Murakami	Executive Managing Officer; Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer

Koji Nakamura	Executive Managing Officer; Chief Operating Officer, Second Chemicals Business Unit

Kenichi Yamamoto	Executive Managing Officer; Chief Operating Officer, Lifestyle Business Unit

Toshio Awata	Managing Officer; General Manager, Information Strategic Planning Division; Chief Information Officer

Masaaki Murakami	Managing Officer; President, Mitsui & Co. (Canada) Ltd.

Kiyotaka Watanabe	Managing Officer; Chief Operating Officer, Iron & Steel Products Business Unit

Masaaki Fujita	Managing Officer; Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Managing Officer; Chief Operating Officer, First Chemicals Business Unit

Takao Omae	Managing Officer; President, Mitsui Brasileira Importacao E Exportacao S.A.

Norinao Iio	Managing Officer; Chief Operating Officer, Energy Business Unit

Osamu Koyama	Managing Officer; Executive Vice President, Mitsui & Co. (U.S.A), Inc.

Terukazu Okahashi	Managing Officer; Deputy General Manager, Osaka Office

Osamu Takahashi	Managing Officer; Chief Operating Officer, Consumer Service Business Unit

Hideyo Hayakawa	Managing Officer; General Manager, Legal Division

Hiraku Shimomaki	Managing Officer; President, Mitsui & Co. Deutschland GmbH

Shigeru Hanagata	Managing Officer; Deputy Chief Operating Officer, Machinery Business Unit

Masami Iijima	Managing Officer; Chief Operating Officer, Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

Seiichi Tanaka	Managing Officer; General Manager, Human Resources & General Affairs Division

The date of birth, the current position and the prior positions of our Directors, Corporate Auditors, and Executive Officers is provided below.

Directors
Name	Nobuo Ohashi
Date of Birth	September 13, 1938
Current Position	Chairman and Director (since April 1, 2004)
Prior Positions	• 1994	A member of Board of Directors (Director, General Manager of Seoul Office)
	• 1996	Director, Chief Operating Officer of Foods Unit
	• 1997	Executive Managing Director, Chief Operating Officer of Foods Unit
	• 1998	Executive Managing Director, General Manager of Corporate Planning Division
	• 1999	Senior Executive Managing Director, General Manager of Corporate Planning Division
	• 2000	Executive Vice President
	• 2002/4	Executive Vice President, President of Consumer Products & Services Group
	• 2002/10	Chairman and Representative Director

Name	Shoei Utsuda
Date of Birth	February 12, 1943
Current Position	President and Chief Executive Officer, Representative Director (since October 1, 2002)
Prior Positions	• 1997	A member of Board of Directors (Director, General Manager of Machinery, Electronics & Information Administrative Division)
	• 1998	Director, Chief Operating Officer of Information Business Unit
	• 2000	Executive Managing Director, General Manager of Corporate Planning Division
	• 2002/4	Senior Executive Managing Officer, Chief Strategic Officer, Responsible for Administration Division

Name	Tetsuya Matsuoka
Date of Birth	January 5, 1945
Current Position	Executive Vice President, Representative Director (since April 1, 2005)
Prior Positions	• 1998	A member of Board of Directors (Director, General Manager of Metals Administrative Division)
	• 1999	Director, Chief Operating Officer of Non-Ferrous Metals Unit
	• 2001	Executive Managing Director, Managing Director of Mitsui & Co. Europe PLC, Managing Director of Mitsui & Co. UK PLC and Chairman of Mitsui & Co. International (Europe) B.V.
	• 2002	Senior Executive Managing Officer & Chief Strategic Officer, Responsible for Administration Division
	• 2003	Representative Director, Senior Executive Managing Officer and Chief Operating Officer of Business Process Re-Engineering Project Headquarters
	• 2004	Senior Executive Managing Officer

Name	Masataka Suzuki
Date of Birth	April 2, 1944
Current Position	Executive Vice President, Representative Director (since April 1, 2005)
Prior Positions	• 1999	A member of Board of Directors (Director, Chief Operating Officer of Textile & Fashion Unit)
	• 2002/4	Executive Managing Officer, Chief Operating Officer of Textile & Fashion Unit, Consumer Products & Services Group
	• 2002/10	Executive Managing Officer, President of Consumer Products & Services Group
	• 2003	Representative Director, Senior Executive Managing Officer

Name	Hiroshi Tada
Date of Birth	March 3, 1945
Current Position	Executive Vice President, Representative Director (since April 1, 2006)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Raw Materials Unit)
	• 2002/4	Senior Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit, Metals Group
	• 2003	Executive Managing Officer, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc.
	• 2005	Representative Director, Senior Executive Managing Officer

Name	Yasunori Yokote
Date of Birth	June 23, 1946
Current Position	Senior Executive Managing Officer, Chief Compliance Officer, Chief Privacy Officer, Environmental Matters, Chief Operating Officer of Business Process Re-Engineering Project Headquarters, Representative Director (since April 1, 2006)
Prior Positions	• 2000	A member of Board of Directors (Director, General Manager of Personnel Division)
	• 2002/4	Director, Senior Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia
	• 2002/6	Senior Managing Officer, General Representative of Mitsui & Co., Ltd. in Indonesia
	• 2004	Representative Director, Executive Managing Officer, Chief Compliance Officer
	• 2005	Representative Director; Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer; Environmental Matters; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Name	Kazuya Imai
Date of Birth	April 20, 1946
Current Position	Senior Executive Managing Officer, Chief Financial Officer, Deputy Chief Operating Officer of Business Process Re-Engineering Project Headquarters, Representative Director (since June 24, 2005)
Prior Positions	• 2001	A member of Board of Directors (Director, Executive Vice President of Mitsui & Co. (U.S.A.), Inc.)
	• 2002/1	Director
	• 2002/4	Director, Senior Managing Officer
	• 2002/6	Senior Managing Officer
	• 2004	Executive Managing Officer, General Manager of Internal Auditing Division
	• 2005/4	Senior Executive Managing Officer; Chief Financial Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters

Name	Hiroshi Ito
Date of Birth	February 8, 1947
Current Position	Senior Executive Managing Officer, Representative Director (since June 23, 2006)
Prior Positions	• 2003	Managing Officer, Chief Operating Officer of Service Business Unit
	• 2004	Managing Officer, Chief Operating Officer of Consumer Service Business Unit
	• 2005	Senior Executive Managing Officer
• 2006/4

Name	Akishige Okada
Date of Birth	April 9, 1938
Current Position	Director (since June 27, 2003)
Prior Positions	• 1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
	• 1997	President, The Sakura Bank, Ltd.
	• 2001	Director, Chairman of Sumitomo Mitsui Banking Corporation
	• 2002	Director, Chairman of Sumitomo Mitsui Financial Group
	• 2005	Advisor, Sumitomo Mitsui Banking Corporation (remaining in the same position on June 30, 2006)

Name	Akira Chihaya
Date of Birth	March 6, 1935
Current Position	Director (since June 24, 2004)
Prior Positions	• 1987	Director of Nippon Steel Corporation
	• 1998	Representative Director and President of Nippon Steel Corporation
	• 2003	Director, Representative Director and Chairman of the Board of Directors of Nippon Steel Corporation (remaining in the same position on June 30, 2006)

Name	Nobuko Matsubara
Date of Birth	January 9, 1941
Current Position	Director (since June 23, 2006)
Prior Positions	• 2006	Advisor to Japan Institute of Workers’ Evolution (remaining in the same position on June 30, 2006)

Corporate Auditors
Name	Tasuku Kondo
Date of Birth	August 12, 1942
Current Position	Corporate Auditor (since June 24, 2005)
Prior Positions	• 1996	A member of Board of Directors (Director, General Manager of Finance Division)
	• 1998	Executive Managing Director
	• 2002	Senior Executive Managing Officer and Chief Financial Officer, Responsible for General Accounting Division, Finance Division and Corporate Risk Management Division
	• 2004	Executive Vice President and Chief Financial Officer
	• 2005/4	Representative Director

Name	Hiroshi Matsuura
Date of Birth	May 24, 1946
Current Position	Corporate Auditor (since June 27, 2003)
Prior Positions	• 1996	General Manager of Credit Division
	• 2002	General Manager of Corporate Risk Management Division

Name	Ko Matsukata
Date of Birth	March 27, 1933
Current Position	Corporate Auditor (since June 27, 1996)
Prior Positions	• 1990	President of Mitsui Marine and Fire Insurance Co., Ltd.
	• 1996	Vice Chairman of Mitsui Marine and Fire Insurance Co., Ltd.
	• 1997	Senior Advisor to Board of Mitsui Marine and Fire Insurance Co., Ltd.
	• 2001	Senior Consultant, Mitsui Sumitomo Marine and Fire Insurance Co., Ltd. (remaining in the same position on June 30, 2006)

Name	Yasutaka Okamura
Date of Birth	June 13, 1929
Current Position	Corporate Auditor (since June 27, 2003)
Prior Positions	• 1992	Prosecutor, General
	• 1994	Attorney at Law (remaining in the same position on June 30, 2006)
	• 1997	Corporate Auditor of Toyota Motor Corporation (remaining in the same position on June 30, 2006)

Name	Hideharu Kadowaki
Date of Birth	June 20, 1944
Current Position	Corporate Auditor (since June 24, 2004)
Prior Positions	• 2001	Executive Managing Director of Sumitomo Mitsui Banking Corporation
	• 2003	Director, Executive Vice President of Sumitomo Mitsui Financial Group
	• 2004	Chairman of the Institute, The Japan Research Institute, Limited (remaining in the same position on June 30, 2006)

Name	Naoto Nakamura
Date of Birth	January 25, 1960
Current Position	Corporate Auditor (since June 23, 2006)
Prior Positions	• 1982	Attorney at Law (remaining in the same position on June 30, 2006)

Executive Officers (excluding Executive Officers who are also a Director)
Name	Gempachiro Aihara
Date of Birth	October 3, 1943
Current Position	Executive Vice President, Chief Operating Officer of Asia Business Unit (since April 1, 2006)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Performance Chemicals Unit)
	• 2002/4	Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China
	• 2004/6	Representative Director, Senior Executive Managing Officer
	• 2004/10	Representative Director, Senior Executive Managing Officer, Regional Managing Director, Asia

Name	Toshihiro Soejima
Date of Birth	November 10, 1946
Current Position	Senior Executive Managing Officer, Executive Chief Representative of Mitsui & Co., Ltd. in China (since April 1, 2005)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Electronics Devices Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group
	• 2003	Senior Managing Officer, General Manager of Corporate Planning & Strategy Division
	• 2004	Executive Managing Officer, General Representative of Mitsui & Co., Ltd. in China

Name	Motokazu Yoshida
Date of Birth	January 7, 1948
Current Position	Senior Executive Managing Officer, Chief Operating Officer of Americas Business Unit (since April 1, 2006)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2003	Executive Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit
	• 2004	Executive Managing Officer, Chief Operating Officer of Machinery Business Unit
	• 2005	Executive Managing Officer, Chairman for the Americas and President and Chief Operating Officer of Mitsui & Co.(U.S.A.) Inc.

Name	Ken Abe
Date of Birth	September 19, 1947
Current Position	Senior Executive Managing Officer, Chief Operating Officer of Europe Business Unit (since April 1, 2006)
Prior Positions	• 2002	Managing Officer, General Manager of Metals Administrative Division
	• 2003	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit
	• 2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit

Name	Yoshiyuki Izawa
Date of Birth	February 10, 1948
Current Position	Executive Managing Officer, General Manager of Osaka Office (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Information Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Information Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Information Business Unit

Name	Osamu Mori
Date of Birth	January 1, 1949
Current Position	Executive Managing Officer, Chief Operating Officer of Financial Markets Business Unit (since April 1, 2004)
Prior Positions	• 2000	A member of Board of Directors (Director, General Manager of Finance Division)
	• 2002/4	Director, Senior Managing Officer, General Manager of Finance Division
	• 2002/6	Senior Managing Officer, General Manager of Finance Division
	• 2003	Senior Managing Officer, Chief Operating Officer of Financial Markets Business Unit

Name	Satoru Miura
Date of Birth	March 2, 1947
Current Position	Executive Managing Officer, General Manager of Nagoya Office (since April 1, 2005)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit, Metals Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit
	• 2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit

Name	Takao Sunami
Date of Birth	August 22, 1947
Current Position	Executive Managing Officer, Chief Operating Officer of Machinery Business Unit (since January 1, 2005)
Prior Positions	• 2002	Managing Officer, General Manager of e-Mitsui Business Division
	• 2003	Managing Officer, General Manager of Fukuoka Office

Name	Junichi Matsumoto
Date of Birth	September 25, 1947
Current Position	Executive Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit (since April 1, 2005)
Prior Positions	• 2002	Managing Officer, General Manager of Corporate Planning Division
	• 2003	Managing Officer, Deputy General Vice Representative of Mitsui & Co., Ltd. in China
	• 2004	Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit

Name	Shunichi Miyazaki
Date of Birth	February 11, 1948
Current Position	Executive Managing Officer, General Manager of Internal Auditing Division (since April 1, 2005)
Prior Positions	• 2002	Managing Officer, General Manager of Consumer Products & Services Administrative Division

Name	Shinjiro Ogawa
Date of Birth	September 17, 1948
Current Position	Executive Managing Officer, Chief Operating Officer of Information, Electronics and Telecommunication Business Unit (since April 1, 2006)
Prior Positions	• 2002	Managing Officer, General Manager of Machinery, Electronics & Information Administrative Division
	• 2004	Managing Officer, Chief Operating Officer of Information, Electronics and Telecommunication Business Unit

Name	Toshimasa Furukawa
Date of Birth	December 25, 1948
Current Position	Executive Managing Officer, Chief Operating Officer of Infrastructure Business Unit (since April 1, 2006)
Prior Positions	• 2002	Managing Officer, President of Mitsui & Co. (Taiwan) Ltd.
	• 2004	Managing Officer, General Manager of Machinery, Electronics & Information Administrative Division
	• 2005	Managing Officer, Chief Operating Officer of Power, Transportation & Plant Projects Business Unit

Name	Jitsuro Terashima
Date of Birth	August 11, 1947
Current Position	Executive Managing Officer, President of Mitsui Global Strategic Studies Institute (since April 1, 2006)
	• 2003	Managing Officer, President of Mitsui Global Strategic Studies Institute

Name	Motonori Murakami
Date of Birth	November 19, 1948
Current Position	Executive Managing Officer, Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer (since April 1, 2006)
Prior Positions	• 2003	Managing Officer, General Manager of General Accounting Division
	• 2004	Managing Officer, General Manager of General Accounting & Risk Management Division

Name	Koji Nakamura
Date of Birth	August 15, 1948
Current Position	Executive Managing Officer, Chief Operating Officer of Second Chemicals Business Unit (since April 1, 2006)
Prior Positions	• 2004	Managing Officer, Chief Operating Officer of Plastics & Inorganic Chemicals Business Unit

Name	Kenichi Yamamoto
Date of Birth	July 25, 1949
Current Position	Executive Managing Officer, Chief Operating Officer of Lifestyle Business Unit (since April 1, 2006)
Prior Positions	• 2004	Managing Officer, General Manager of Personnel Division
	• 2005	Managing Officer, General Manager of Human Resources & General Affairs Division

Name	Toshio Awata
Date of Birth	July 28, 1948
Current Position	Managing Officer, Chief Information Officer & General Manager of Information Strategic Planning Division (since April 1, 2005)
Prior Positions	• 2004	Managing Officer, Chief Information Officer & General Manager of Business Process Re-Engineering Division

Name	Masaaki Murakami
Date of Birth	August 10, 1949
Current Position	Managing Officer, President of Mitsui & Co. (Canada) Ltd. (since April 1, 2005)
Prior Positions	• 2004	Managing Officer, General Manager of Chemical Administrative Division

Name	Kiyotaka Watanabe
Date of Birth	May 31, 1948
Current Position	Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit (since April 1, 2005)

Name	Masaaki Fujita
Date of Birth	January 4, 1949
Current Position	Managing Officer, Chief Operating Officer of Foods & Retail Business Unit (since April 1, 2006)
Prior Positions	• 2005	Managing Officer, Deputy Chief Operating Officer of Foods & Retail Business Unit

Name	Junichi Mizonoue
Date of Birth	February 15, 1950
Current Position	Managing Officer, Chief Operating Officer of First Chemicals Business Unit (since April 1, 2006)
Prior Positions	• 2005	Managing Officer, Chief Operating Officer of Organic Chemicals Business Unit

Name	Takao Omae
Date of Birth	December 18, 1949
Current Position	Managing Officer, President of Mitsui Brasileira Importacao e Exportacao S.A. (since April 1, 2005)

Name	Norinao Iio
Date of Birth	March 2, 1951
Current Position	Managing Officer, Chief Operating Officer of Energy Business Unit (since April 1, 2005)

Name	Osamu Koyama
Date of Birth	August 8, 1948
Current Position	Managing Officer, Executive Vice President of Mitsui & Co. (U.S.A.), Inc. (since April 1, 2005)

Name	Terukazu Okahashi
Date of Birth	November 25, 1949
Current Position	Managing Officer, Deputy General Manager, Osaka Office (since April 1, 2006)

Name	Osamu Takahashi
Date of Birth	March 6, 1950
Current Position	Managing Officer, Chief Operating Officer, Consumer Service Business Unit (since April 1, 2006)

Name	Hideyo Hayakawa
Date of Birth	February 25, 1948
Current Position	Managing Officer, General Manager of Legal Division (since April 1, 2006)

Name	Hiraku Shimomaki
Date of Birth	March 6, 1950
Current Position	Managing Officer, President of Mitsui & Co. Deutschland GmbH (since April 1, 2006)

Name	Shigeru Hanagata
Date of Birth	October 31, 1950
Current Position	Managing Officer, Deputy Chief Operating Officer of Machinery Business Unit (since April 1, 2006)

Name	Masami Iijima
Date of Birth	September 23, 1950
Current Position	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit (since April 1, 2006)

Name	Seiichi Tanaka
Date of Birth	January 12, 1953
Current Position	Managing Officer, General Manager of Human Resources & General Affairs Division (since April 1, 2006)

There is no family relationship between any Directors, Corporate Auditors, Executive Officers and any other persons named above. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director, a Corporate Auditor or a member of the senior management.

B.	Compensation.

The aggregate amount of compensation, including benefits from Directors’, Auditors’ and Executive Officers’ Pension Plans, paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2006, was ¥3,204 million.

Our retirement allowance system for Directors, Corporate Auditors and Executive Officers was abolished pursuant to a resolution of the Board of Directors in February 2004. Up to this resolution, in accordance with customary Japanese business practices, a retiring Director or Corporate Auditor was entitled to receive a retirement allowance, which was subject to approval by shareholders at a general meeting of shareholders. The amount of the retirement allowance generally reflected the number of years of service, rank at the time of retirement and special contributions to our performance.

Retirement allowances accrued prior to the abolition of the retirement allowance system, including benefits from Directors’, Corporate Auditors’ and Executive Officers’ Pension Plans, paid to retired individual Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2006 totaled ¥595 million, and the annual bonuses paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2006 was ¥600 million, both of which were included in the ¥3,204 million aggregate compensation discussed above.

The amount set aside by us for Directors’, Corporate Auditors’ and Executive Officers’ Pension Plans to provide pension benefit to retired Directors, Corporate Auditors, and Executive Officers was ¥2,154 million as of March 31, 2006.

Mitsui has no stock option plans for Mitsui’s Directors and Senior Management as of June 30, 2006.

C.	Board Practices.

The information in “Item 6.A. Directors and Senior Management” is incorporated into this section by reference.

None of our Directors have entered into any service contracts with us providing for benefits upon termination of his or her employment.

The Corporate Law of Japan allows a company to adopt the “Committee System” as the framework for corporate governance. We have decided, however, to maintain the corporate auditor system because we believe that our Corporate Auditors, of whom two are full-time and four are external Auditors as of June 30, 2006 and their functions are legally defined and reinforced, provide adequate auditing functions. Furthermore, internal Directors are familiar with our business operations and can therefore contribute to effective management. Although we retained the corporate auditor system, we have decided to adopt certain aspects of the Committee System and have established three committees (The Governance Committee, the Nomination Committee, and the Remuneration Committee) to provide advice to the Board of Directors. In addition, other measures have been taken, such as shortening the term of Directors and Executive Officers from two years to one year, eliminating the retirement allowance, and increasing the number of external Directors.

Our Directors and Corporate Auditors are elected at the general meeting of shareholders. In accordance with our Articles of Incorporation, the normal term of office for our Directors is one year(1) and for our Corporate Auditors is four years. However, they may both serve any number of consecutive terms. The following table shows our Directors’, Corporate Auditors’ and Executive Officers’ terms of office and their shareholdings as of June 30, 2006.

	Length of Time Served in Office (From Appointment to June 2006)(1)	Shareholdings as of June 30, 2006
Director:
Nobuo Ohashi	12 years	66,019
Shoei Utsuda	9 years	44,959
Tetsuya Matsuoka	7 years	30,275
Masataka Suzuki	6 years	20,181
Hiroshi Tada	3 years	17,924
Yasunori Yokote	4 years	18,424
Kazuya Imai	2 years	11,749
Hiroshi Ito	Less than 1 year	10,888
Akishige Okada(2)	3 years	813
Akira Chihaya (2)	2 years	1,000
Nobuko Matsubara(2)	Less than 1 year	0

Note(1)	At Mitsui’s ordinary general meeting of shareholders held on June 24, 2004, an amendment to the Articles of Incorporation was resolved whereby the normal term of office for Directors has been changed from two years to one year.
Note(2)	Mr. Akishige Okada, Mr. Akira Chihaya and Ms. Nobuko Matsubara are external Directors.

	Date of Expiration of Current Term of Office	Length of Time Served in Office (From Appointment to June 2006)	Shareholdings as of June 30, 2006
Corporate Auditor:
Tasuku Kondo	June 2009	1 year	23,566
Hiroshi Matsuura	June 2007	3 years	22,572
Ko Matsukata(3)	June 2009	10 years	14,608
Yasutaka Okamura(3)	June 2007	3 years	5,307
Hideharu Kadowaki(3)	June 2008	2 years	3,913
Naoto Nakamura(3)	June 2010	Less than 1 year	0

Note(3)	Mr. Ko Matsukata, Mr. Yasutaka Okamura, Mr. Hideharu Kadowaki and Mr. Naoto Nakamura are external Corporate Auditors.

	Length of Time Served in Office (From Appointment to June 2006)(4)	Shareholdings as of June 30, 2006
Executive Officer (excluding Executive Officers who are also a Director):
Gempachiro Aihara	6 years	15,875
Toshihiro Soejima	5 years	12,188
Motokazu Yoshida	5 years	10,399
Ken Abe	4 years	22,520
Yoshiyuki Izawa	6 years	11,110
Osamu Mori	6 years	25,719
Satoru Miura	5 years	11,310
Takao Sunami	4 years	13,211
Junichi Matsumoto	4 years	14,000
Shunichi Miyazaki	4 years	12,828
Shinjiro Ogawa	4 years	12,573
Toshimasa Furukawa	4 years	12,085
Jitsuro Terashima	3 years	21,255
Motonori Murakami	3 years	19,888
Koji Nakamura	2 years	9,237
Kenichi Yamamoto	2 years	9,625
Toshio Awata	2 years	6,220
Masaaki Murakami	2 years	16,310
Kiyotaka Watanabe	1 year	2,462
Masaaki Fujita	1 year	2,227
Junichi Mizonoue	1 year	2,227
Takao Omae	1 year	7,030
Norinao Iio	1 year	2,742
Osamu Koyama	1 year	0
Terukazu Okahashi	Less than 1 year	5,309
Osamu Takahashi	Less than 1 year	4,145
Hideyo Hayakawa	Less than 1 year	0
Hiraku Shimomaki	Less than 1 year	3,000
Shigeru Hanagata	Less than 1 year	7,570
Masami Iijima	Less than 1 year	8,000
Seiichi Tanaka	Less than 1 year	0

Total Shareholdings by Directors, Corporate Auditors, and Executive Officers		593,263

Note(4)	The rules of Executive Officers provide for the term of the Executive Officers as one year starting April 1 and ending March 31.

Mitsui’s Articles of Incorporation provide that the Board of Directors shall elect from among its members Representative Directors, one of whom shall be the President. Under the Corporate Law of Japan, each of the Representative Directors has statutory authority and power to represent and act on behalf of the company in all respects.

Under the Corporate Law of Japan, at least half of the Corporate Auditors should be persons who have not at any time been a director, executive officer, manager or employee of a company or any of its subsidiaries prior to his or her election as a Corporate Auditor. Each Corporate Auditor has a statutory duty to examine financial statements, in collaboration with independent auditors, and business reports and also to supervise the administration of the company’s affairs by Directors. Corporate Auditors are required to participate in meetings of the Board of Directors but are not entitled to vote.

The Board of Corporate Auditors is comprised of all Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare its audit report each year. A Corporate Auditor may note his or her opinion in the audit report if his or her opinion is different from the opinion expressed in the independent auditors’ report. The Board of Corporate Auditors is empowered to establish audit principles, methods of examination by the Corporate Auditors of the company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties. The Corporate Auditors may not at the same time be directors, managers or employees of the company or any of its subsidiaries.

Exemption from Certain Corporate Governance Requirements of NASDAQ.

Nasdaq Marketplace Rule 4350(a)(1) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission each requirement of Rule 4350 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements. Such requirements of Rule 4350 and the relevant home country practices we follow are described below:

•	Nasdaq Marketplace Rule 4350(b) requires that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with the Corporate law of Japan, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with the Corporate Law of Japan, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited consolidated and unconsolidated financial statements prepared in accordance with Japanese GAAP in Japanese. Concurrently with such distribution, we distribute Japanese GAAP audited consolidated and unconsolidated financial statements in English to the depository for the ADSs, and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

•	Nasdaq Marketplace Rule 4350(c)(1) requires that a majority of the board of directors of each issuer be independent directors as defined in Rule 4200, and Rule 4350(c)(2) requires that independent directors of each issuer have regularly scheduled meetings at which only independent directors are present. For Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, the Corporate Law of Japan has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, are required to have at least 50% “external” corporate auditor who must meet additional independence requirements under the Corporate Law of Japan. An external corporate auditor is defined in the Corporate Law of Japan as a corporate auditor who has not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have four external Corporate Auditors. Our Board of Corporate Auditors, which, as explained below, performs functions similar to those of an audit committee, has regularly scheduled meetings at which only Corporate Auditors are present.

•

Nasdaq Marketplace Rule 4350(d)(2) requires that each issuer have and will continue to have an audit committee of at least three members, each of whom (1) is independent as defined under Rule 4200(a)(15), (2) meets the requirements of Rule 10A-3(b)(1) under the Securities Exchange Act of

1934, (3) has not participated in the preparation of the financial statements of the issuer or any current subsidiary thereof at any time during the past three years, and (4) is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement, as required by Rule 4350(d)(2). Nasdaq Marketplace Rule 4350(d)(1) requires that each issuer have adopted a formal written audit committee charter specifying the items enumerated in that rule and that its audit committee have reviewed and reassessed the adequacy of the charter on an annual basis. Under the Corporate Law of Japan, we are not required to establish or maintain such an audit committee. The Corporate Law of Japan has no independence requirement with respect to directors of “large” companies (defined under the Corporate Law of Japan as joint stock corporations with stated capital of ¥500 million or more or with total liabilities equal to or exceeding ¥20 billion), including Mitsui, that employ a corporate governance system based on a board of corporate auditors. In many such “large” companies, functions similar to those of such an audit committee are performed by its board of corporate auditors. We have established such a Board of Corporate Auditors, each of whom does not concurrently serve as a director, manager or any other employee of the company or any of its subsidiaries. Under the Corporate Law of Japan, corporate auditors are elected at a general meeting of shareholders and are under a statutory duty to review the administration of the affairs of Mitsui by its Directors and to examine financial statements and other documents and reports of Mitsui. Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, are required to have at least 50% “external” corporate auditor who must meet additional independence requirements under the Corporate Law of Japan. An external corporate auditor is defined in the Corporate Law of Japan as a corporate auditor who had not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have six Corporate Auditors, four of whom are external Corporate Auditors who meet these additional requirements. Mitsui’s Board of Corporate Auditors has adopted its own regulations setting forth the scope of its responsibilities and the manner in which it carries out such responsibilities, and certain other matters.

•

Nasdaq Marketplace Rule 4350(c)(3) requires that compensation of the chief executive officer of each issuer be determined by, or recommended by its board of directors for determination either by (i) a majority of its independent directors or (ii) a compensation committee comprised solely of independent directors, and that compensation of all other executive officers be determined by, or recommended by the board of directors for determination either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. As explained above, we are not required to have independent Directors. With regard to director compensation (excluding bonuses, etc.), the Corporate Law of Japan requires the board of directors to pass a board resolution proposing director compensation to be submitted for approval at a general meeting of shareholders. Within the upper limit approved at the general meeting of shareholders, the board of directors may determine the amount of compensation for each director. The board of directors, by resolution of the board of directors, may delegate such decision to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, the upper limit of compensation for its Directors approved by the general meeting of shareholders is 60 million yen per month and the Board of Directors has determined to delegate to the Chief Executive Officer the decision-making authority as to the amount of compensation for each Director within such limit. In addition to regular compensation, the aggregate amount of bonuses and other financial benefits payable to Directors as consideration for the performance of their duties is also subject to approval by shareholders at a general meeting of shareholders under the Corporate Law of Japan. With regard to employee (including officer) compensation, an approval at the general meeting of shareholders is not required under the Corporate Law of Japan. Therefore, the board of directors has the authority to determine matters relating to employee compensation. The board of directors, by resolution of the board of directors, may delegate employee compensation matters to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, its Board of Directors has duly resolved Regulations for Executive Officers, which provide that Executive Officers who are also Directors of the Company shall not be paid any compensation in their capacities as

Executive Officers and that the compensation of the Executive Officers who are not Directors of the Company shall be decided by the Board of Directors, or decided by the chief executive officer or other Officers authorized by the Board of Directors. Mitsui determines compensation of its Chief Executive Officer and other Officers in accordance with the aforementioned procedures. Corporate auditors do not have any specific duties with respect to compensation of the chief executive officer and other executive officers under the Corporate Law of Japan. However, the duties of corporate auditors include a general duty to audit the affairs of the company to ensure that the business is being operated in accordance with applicable law and its charter. If the corporate auditors conclude, in connection with the performance of those duties, that the compensation of directors violated applicable law or the company’s charter, the corporate auditors are required to report their conclusion to the general meeting of shareholders and may bring a lawsuit against the responsible directors.

•	Nasdaq Marketplace Rule 4350(c)(4) requires that director nominees be selected or recommended for the board of directors’ selection either by (i) a majority of the independent directors or (ii) a nomination committee comprised solely of independent directors. Also, Nasdaq Marketplace Rule 4350(c)(4)(B) requires that each issuer have adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws. As explained above, we are not required to have independent directors. Under the Corporate Law of Japan, a director may be nominated by (i) a resolution of the board of directors or (ii) a shareholder owning one percent or more of the outstanding shares of a company or 300 or more shares of the company for at least 6 months. Approval by a majority of the shareholders in attendance at a general meeting of shareholders is required to elect a director. There is no specific requirement that a company adopt a written charter or board resolution addressing the nominations process, nor is it customary to do so. As for Mitsui, nominations of Directors of Mitsui are approved at a meeting of the nomination committee, a non-statutory committee established as an advisory board to the Board of Directors, prior to being submitted to a general meeting of shareholders. Corporate auditors do not have any specific duties with respect to nomination of directors under the Corporate Law of Japan. However, the duties of corporate auditors include a general duty to audit the affairs of the company to ensure that the business is being operated in accordance with applicable law and its charter. If the corporate auditors conclude, in connection with the performance of those duties, that the nomination of directors violated applicable law or the company’s charter, the corporate auditors are required to report their conclusion to the general meeting of shareholders and may bring a lawsuit against the responsible directors.

•	Nasdaq Marketplace Rule 4350(f) requires that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Corporate Law of Japan, however, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders, except for (i) the election of Directors and Corporate Auditors for which the quorum shall not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Corporate Law of Japan (the “special shareholders’ resolutions”), which include an amendment to the Articles of Incorporation, a reduction of stated capital, the removal of a Corporate Auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders’ resolutions, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders’ resolution, any offering of new shares at a “specially favorable” price (or any offering of the rights to subscribe for, or acquire its shares at a “specially favorable” conditions) to any persons other than shareholders, for which the quorum shall be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the meeting is required. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.

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

•	Nasdaq Marketplace Rule 4350(h) provides that each issuer conduct appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and that all such transactions be approved by the issuer’s audit committee or another independent body of the board of directors. Following the requirements of the Corporate Law of Japan, we require a Director to obtain the approval of our Board of Directors in order for such Director to enter into such transactions.

•	Nasdaq Marketplace Rule 4350(i)(1) requires that shareholder approval be obtained for the issuance of the issuer’s stock in certain conditions or certain specified transactions described therein. The Corporate Law of Japan requires us to seek shareholder approval of various matters, and in certain instances the special shareholders’ resolutions as described above are required for approval. In addition, while the Corporate Law of Japan permits, in certain instances, the issuance of equity securities without shareholder approval, the Corporate Law of Japan also contains provisions requiring the timely dissemination of information relating to such issuance, allowing for opportunities for shareholders to voice their concern with such issuance, and mandating the election of statutory auditors whose fiduciary duty is to, among other things, oversee on behalf of the shareholders actions by the board of directors relating to such issuance.

The rights of ADS holders, including their rights relating to corporate governance practices, are provided in the deposit agreement.

Limitation of Liabilities of Directors and Corporate Auditors

The Articles of Incorporation of Mitsui provide that Mitsui may, by resolution of the Board of Directors, limit the liabilities of Directors and Corporate Auditors to the extent as permitted by the Corporate Law of Japan. The Articles of Incorporation of Mitsui also provide that Mitsui may conclude a contract with external Directors and external Corporate Auditors to limit the liability of such Directors and Corporate Auditors to the extent as permitted by the Corporate Law of Japan. In accordance with such provision of the Articles of Incorporation, Mitsui has concluded with external Directors (Mr. Akishige Okada, Mr. Akira Chihaya and Ms. Nobuko Matsubara) and external Corporate Auditors (Mr. Ko Matsukata, Mr. Yasutaka Okamura, Mr. Hideharu Kadowaki and Mr. Naoto Nakamura), respectively, contracts to limit their liability to the extent permitted by the Corporate Law of Japan.

D.	Employees

As of March 31, 2006 and 2005, we had 40,993 and 38,210 employees, respectively. The average number of temporary employees during the year ended March 31, 2006 was 11,984. From the year ended March 31, 2006, we changed our reportable segments. We restated the figure of employees in the following table as of March 31, 2005 to conform to the current year presentation of operating segments. For more information, see Note 17, “Segment Information,” to our consolidated financial statements.

The following table provides the numbers of employees by operating segment as of the years ended March 31, 2006 and 2005.

	Year ended March 31,
	2006	2005
Operating Segment:
Iron & Steel Products	2,044	2,044
Iron & Steel Raw Materials and Non-Ferrous Metals	2,504	2,361
Machinery & Infrastructure Projects	9,338	7,143
Chemical	3,735	3,792
Energy	1,384	1,555
Foods & Retail	6,555	5,894
Lifestyle, Consumer Services and Information, Electronics & Telecommunication	5,607	4,627
Logistics & Financial Markets	1,239	1,159
Americas	2,888	2,677
Europe	1,078	1,084
Asia	2,102	2,221
Other Overseas Areas	535	754
All Other	1,984	2,899

Total	40,993	38,210

As of March 31, 2004, we had 39,735 employees. Effective April 1, 2004, the domestic branches and offices, which had been separated operating units until the year ended March 31, 2004, were integrated into related business units based on the categories of their products and services. Accordingly, “Domestic Branches and Offices” was abolished and components of the reportable segment were transferred to each product-focused operating segment in the Head Office.

The number of employees as of March 31, 2004 is provided below. Restatement of the figure of employees at Domestic Branches and Offices as of March 31, 2004 to conform to the current year presentation is not practicable.

Year ended March 31,
2004
Operating Segment:
Metal Products & Minerals	4,065
Machinery, Electronics & Information	7,243
Chemical	3,581
Energy	1,466
Consumer Products & Services	10,809
Domestic Branches and Offices	2,736
Americas	2,612
Europe	1,098
Other Overseas Areas	3,138
All Other	2,987

Total	39,735

We consider relations between management and our labor unions to be good.

E.	Share Ownership.

Directors, Corporate Auditors and Executive Officers

As of June 30, 2006, the members of Mitsui’s Board of Directors, Corporate Auditors and Executive Officers held as a group, 593,263 shares of our common stock, representing 0.03% of the shares outstanding. This number of shares included 41,509 shares held by Mitsui Executives’ Shareholding Association.

None of Mitsui’s Directors, Corporate Auditors nor Executive Officers is the beneficial owner of more than 1% of Mitsui’s common stock. The number of shares held by Mitsui’s Directors, Corporate Auditors and Executive Officers, on an individual basis, is provided in “Item 6.C. Board Practices,” and is incorporated herein by reference.

In July, 2006, a new management shareholding scheme was introduced, whereby each of Mitsui’s Directors (excluding external Directors) and Executive Officers are required to purchase Mitsui’s shares through Mitsui Executives’ Shareholding Association. Mitsui’s Directors (excluding external Directors) and Executive Officers purchase Mitsui’s shares in an amount equivalent to 10% of his or her salary, which amount is deducted from his or her salary for the purchases through said Mitsui Executives’ Shareholding Association.

Employees Shareholding Association

Mitsui operates an Employees’ Shareholding Association which, as of June 30, 2006, had 3,298 employee member participants.

Employee members declare monthly the amount to be deducted from his or her salary to be used to purchase shares of common stock of Mitsui through the Employees’ Shareholding Association. Employee members receive from Mitsui a monthly subsidy equivalent to 10% of the declared amount, enabling them to purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Employees’ Shareholding Association. Employee members are able to sell part of their shares that have been reserved for them under the Employees’ Shareholding Association’s plan, in multiples of 1,000 shares, once every month. As of June 30, 2006, the total amount of shares having voting rights owned by the Employees’ Shareholding Association was 11,397,589, representing 0.66% of the total shares issued and outstanding.

Mitsui does not have any other arrangements for involving its employees in the capital of Mitsui, including any arrangement that involves the issue or grant of options, shares or securities of Mitsui.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

As of March 31, 2006, there were 1,725,018,515 shares of our common stock issued (including 2,064,447 shares of treasury stock), of which 7,301,180 shares were in the form of ADSs, representing 0.42% of our then outstanding common stock, and 212,267,210 shares, representing 12.31% of our then outstanding common stock, were held of record in the form of common stock by residents in the United States. The number of registered ADS holders was 40, and the number of registered holders of shares of common stock in the United States was 180.

The following table shows our major shareholders as of March 31, 2006, including shareholders who owned less than 5% of our then outstanding common stock, disclosed under the Securities and Exchange Law of Japan.

Shareholders	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
The Master Trust Bank of Japan, Ltd. (trust account)	173,080	10.03%
Japan Trustee Services Bank, Ltd. (trust account)	143,434	8.31
Mitsui Life Insurance Company, Limited	51,033	2.95
Sumitomo Mitsui Banking Corporation	38,500	2.23
The Chuo Mitsui Trust and Banking Company, Limited	37,410	2.16
The Chase Manhattan Bank NA London	37,270	2.16
Nippon Life Insurance Company	35,070	2.03
Mizuho Corporate Bank, Ltd.	32,183	1.86
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	30,375	1.76
State Street Bank and Trust Company 505103	28,620	1.65

(*)	The figures are rounded down to two decimal places.

Under the Securities and Exchange Law of Japan, any person that becomes a holder (together with its related persons) of more than 5% of the total issued voting shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) must file a report with the Director of the relevant Local Finance Bureau and send a copy of such report to the company. A similar report must also be filed if the percentage holding of a holder of more than 5% of the total issued voting shares of a company increases or decreases by 1% or more.

Based on such reports we have received, we are aware that each of the following persons, together with its affiliates, was the beneficial owner of our common stock in the amounts and as of the dates shown in the following tables:

Schroder Investment Management (Japan) Ltd.

Ownership as of	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
March 31, 2004	146,045,454	9.22%
September 30, 2004	132,175,833	8.35
March 31, 2005	105,825,213	6.68
September 30, 2005	98,021,300	6.19
March 31, 2006	76,106,300	4.41

Mitsui Asset Trust Banking Company, Limited

Ownership as of	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
November 30, 2003	87,912,465	5.55%
February 22, 2005	70,694,710	4.46
February 28, 2006	71,136,710	4.49

Mizuho Corporate Bank, Ltd.

Ownership as of	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
April 30, 2003	76,810,314	4.84%

Deutsche Bank AG

Ownership as of	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
March 31, 2004	81,768,610	5.16%
May 31, 2004	34,271,518	2.16

Barclays Global Investors Japan Trust & Banking Co., Ltd.

Ownership as of	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
September 26, 2005	79,727,817	5.03%
October 31, 2005	82,041,817	5.17
December 6, 2005	63,299,817	4.00

Fidelity Investments Japan Limited

Ownership as of	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
December 1, 2005	85,569,000	5.40%

JPMorgan Trust Bank Limited

Ownership as of	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
March 31, 2006	88,102,243	5.11%

AllianceBernstein Japan Ltd.

Ownership as of	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
March 31, 2006	91,095,320	5.28%

(*)	The percentage figures are calculated as of the dates shown in the table. Percentage figures as of March 31, 2006, after the issuance of 130 million shares through the public offering in February 2006 and 9.75 million shares through the third party allotment in March 2006, are not necessarily available from the aforementioned reports.

The voting rights of our major shareholders do not differ from the voting rights of other shareholders.

To our knowledge, we are not directly or indirectly owned or controlled by any other corporations, by any foreign government or by any other natural or legal persons severally or jointly.

We know of no arrangements which may, at a subsequent date, result in a change in control of Mitsui.

B.	Related Party Transactions

When conducting our business operations throughout the world, we form alliances with leading partner companies in Japan and overseas, including manufacturers and companies in the field of natural resources, such as energy and ferrous materials. In addition to investing in, or provide loans to, associated companies where we are a minority shareholder, we conduct selling and purchasing transactions of various products on a continuing basis with such associated companies.

Our principal associated companies include Valepar S.A. (18.2%), Mitsui Oil Exploration Co., Ltd. (47.3%), Japan Australia LNG (MIMI) Pty. Ltd. (50.0%), IPM Eagle LLP (30.0%), Sakhalin Energy Investment Company Ltd. (25.0%), Nihon Unisys, Ltd. (32.4%) and United Auto Group, Inc. (15.4%), among others.

The following table shows information regarding account balances and transactions with associated companies:

	Billions of Yen
	As of March 31,
	2006	2005
Accounts receivable, trade	¥170	¥197
Advances to associated companies	119	93
Accounts payable, trade	108	95

Dividends received from associated companies for the years ended March 31, 2006, 2005 and 2004 amounted to ¥64 billion, ¥33 billion and ¥19 billion, respectively.

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

In furtherance of their trading activities, it is customary practice for us to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2006, the aggregate amount of loans (including ¥55 billion guarantees) relating to associated companies was ¥139 billion. The largest amount outstanding as of March 31, 2006 was ¥29 billion loan with no interest to P.T. Paiton Energy Co., which owns and operates a coal-fired power plant in East Java, Indonesia. The loan was mainly from Paiton Power Financing B.V., which is a wholly owned subsidiary of Mitsui engaged in the financing for P.T. Paiton Energy Co. Other major loans to associated companies are related to the power plant project and the projects in the development of natural resources jointly invested with other partners.

In the ordinary course of our business, we have entered into transactions with various organizations with which certain of the our Directors and Senior Management are associated, but no material transactions have been entered into for the three-year period ended March 31, 2006.

As of March 31, 2006, no person was the beneficial owner of more than 10% of our common stock.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

The audited consolidated financial statements required by this item are included elsewhere in this annual report.

Export Sales

The total amount of revenues from export transactions for the year ended March 31, 2006 was ¥333 billion or 8% of total revenue of ¥4,115 billion.

Legal Proceedings

Antitrust Suits against Mitsui, Mitsui U.S.A. and Bioproducts

Our wholly-owned U.S. subsidiary, Bioproducts, Inc., which was producing and selling choline chloride, an ingredient of animal feed and pet foods, was named as a defendant in lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws.

Although Mitsui and its wholly-owned U.S. subsidiary, Mitsui & Co. (U.S.A.), Inc. (“Mitsui U.S.A.”), were neither a manufacturer nor a seller of choline chloride in the U.S. market, Mitsui and Mitsui U.S.A. were also named as defendants in a class action lawsuits based on the plaintiffs’ allegation that Mitsui and Mitsui U.S.A. were involved in the violation of antitrust laws. During the course of the legal proceedings, Mitsui and Mitsui U.S.A. have consistently denied any wrongdoing. However, in the trial before the Federal District Court of the District of Columbia in June 2003, the jury rendered a verdict stating that the defendants participated in the violation of antitrust laws. Mitsui and Mitsui U.S.A. considered undertaking the legal proceedings necessary to overrule the verdict, but given the circumstances, it was determined that a settlement with the class action plaintiffs would be in the best interest of Mitsui and all of its stakeholders, and entered into an agreement for settlement with the class action plaintiffs by paying U.S.$53.0 million as a settlement amount. The settlement was subject to court approval, which was obtained on April 27, 2005.

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

B.	Significant Changes

Except as disclosed in this annual report, there has not been any significant change since the date of the latest annual financial statements included elsewhere in this annual report.

Item 9.    The Offer and Listing.

A.	Offer and Listing Details.

The primary market for Mitsui’s common stock is the Tokyo Stock Exchange, or TSE. Mitsui’s common stock is traded on the First Section of the TSE and is also listed on four other stock exchanges in Japan (Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges).

Mitsui’s American Depository Shares (“ADSs”), each representing 20 shares of common stock, are traded on the NASDAQ Global Select Market under the symbol MITSY. American Depository Receipts (“ADRs”), each evidencing one or more ADSs, were originally issued pursuant to a Deposit Agreement in May 1963, as amended from time to time, that we entered into with Citibank N.A. of New York as Depositary and the holders of the ADRs.

The following table provides the reported high and low closing sales prices of our common stock on the TSE and the reported high and low closing bid price quotations per ADS for the period indicated:

	TSE		NASDAQ
	Price per Share of Common Stock (Yen)		Price per ADS (U.S. dollars)(1)
	High	Low	High	Low
Year ended March 31:
2002	¥926	¥575	$152.13	$91.00
2003	910	531	146.75	89.40
2004	946	541	181.50	90.90
2005	1,074	773	206.20	137.50
2006	1,731	908	292.66	171.50
Year ended March 31, 2005:
First quarter	¥1,010	¥773	$191.11	$137.50
Second quarter	946	801	172.00	144.45
Third quarter	994	841	182.00	163.98
Fourth quarter	1,074	910	206.20	176.94
Year ended March 31, 2006:
First quarter	¥1,050	¥908	$192.44	$171.50
Second quarter	1,490	1,015	270.10	182.53
Third quarter	1,583	1,343	267.50	225.98
Fourth quarter	1,731	1,481	292.66	255.30
Year ending March 31, 2007:
First quarter	¥1,824	¥1,427	$326.00	$249.42
Month of:
March 2006	¥1,702	¥1,491	$289.30	$255.30
April 2006	1,824	1,669	310.50	284.10
May 2006	1,812	1,548	326.00	278.20
June 2006	1,637	1,427	286.00	249.42
July 2006	1,747	1,533	296.20	264.00
August 2006	1,750	1,656	304.00	287.72

(1)	All fractional figures of the prices per ADS are rounded to the nearest two decimal points.

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

On September 20, 2006, the closing sales price per share of our common stock on the TSE was ¥1,446, and the closing sales price per ADS on the NASDAQ Global Select Market was U.S.$249.46.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “Item 9.A. Offer and Listing Details.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.    Additional Information.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

General

Set forth below is information relating to the organization and common stock of Mitsui, including brief summaries of the relevant provisions of Mitsui’s Articles of Incorporation and Share Handling Regulations adopted by Mitsui’s Board of Directors, as currently in effect, and of the Corporate Law of Japan and related legislation.

With the revision of the Corporate Law of Japan and related legislation on May 1, 2006, the relevant provisions of Mitsui’s Articles of Incorporation and Share Handling Regulations were, among other things, amended as follows:

(1)	Article 16 of Mitsui’s Article of Incorporation provides that Mitsui may, in convening General Meetings of Shareholders, post on the Internet information required to be recorded or indicated in reference documents for General Meetings of Shareholders, business reports, financial statements and consolidated financial statements in accordance with the provisions of laws and regulations. Such posting of information may be deemed to constitute provision of such information to shareholders;

(2)	Article 18 of Mitsui’s Articles of Incorporation provides that a shareholder may exercise his/her voting rights by proxy who shall be one shareholder of Mitsui with voting rights;

(3)	Article 24 of Mitsui’s Articles of Incorporation enables the Board of Directors to simplify the resolution process by providing that Mitsui shall deem a resolution of the Board of Directors to have been adopted if all the Directors agree in writing or electromagnetic record thereto and other requirements provided for in the Corporate Law of Japan are satisfied; and

(4)	Article 32 of Mitsui’s Articles of Incorporation enables Mitsui to enter into agreements to limit the liability of its external Corporate Auditors so that Mitsui may engage suitable personnel who are able to fulfill their expected roles as external Corporate Auditors.

Organization

Mitsui is a corporation (kabushiki kaisha ) incorporated in Japan under the Corporate Law of Japan. It is registered in the Commercial Register (shogyo tokibo ) maintained by the Tokyo Legal Affairs Bureau and several other registry offices of the Ministry of Justice.

Objects and Purposes

Article 2 of Mitsui’s Articles of Incorporation provides that our objects are to engage in the following business:

1.	Foreign trade, purchases and sales, wholesale, agency and brokerage business relating to the following commodities:

(1)	Ferrous and non-ferrous metals and their raw materials, manufactured goods, and minerals.

(2)	Coal, petroleum, natural gas and other fuels and their by-products.

(3)	All kinds of machines, appliances (including measuring instruments and medical apparatus) and equipment including manufacturing equipment, communications equipment and antipollution equipment, rolling stock and vehicles, ships and boats, aerospace equipment and aircraft, and parts for the foregoing.

(4)	All kinds of chemical products, salt, fertilizers, high-pressure gas, explosives, pharmaceuticals (including medicines, non-medicinal drugs, medicine for veterinary use, narcotics, poisons and stimulants), radio isotopes, cosmetics, and raw materials for the foregoing.

(5)	Cereals, sugar, oils and fats, feeds and their raw materials; livestock, agricultural, dairy and marine products, processed foods, alcoholic beverages and other foodstuffs and drinks.

(6)	All kinds of textile products and their raw materials.

(7)	All kinds of fur products and raw fur.

(8)	Lumber, cement, other building materials and housing-related equipment.

(9)	Rubber, pulp, paper and their manufactured goods; tobacco, cigars, cigarettes and sundry goods.

(10)	Industrial water and drinking water.

2.	Exploration, development, manufacturing, processing, scrapping and recycling business relating to the above-mentioned items.

3.	Acquisition, planning, preservation, utilization and disposition of copyright, patents and other intellectual property rights, know-how, systems technology and other software, including acting as an intermediary in such transactions.

4.	Information processing and supply, telecommunications, broadcasting, advertising, publishing, printing and translation businesses, and the production and sale of audio and visual copyright products.

5.	Forestry, sawmilling and lumber processing businesses.

6.	Chattel leasing business.

7.	Secondhand goods business.

8.	Transportation and transportation agency, land transportation, marine transportation business, port transportation, freight forwarding, customs brokerage, shipping agency and warehousing businesses.

9.	Intermediary business for non-life insurance and insurance under the Automobile Liability Law, life insurance sales and overseas non-life reinsurance business.

10.	Construction sub-contracting, building design and supervision and management of various construction works.

11.	Acquisition, disposition, leasing, other utilization and development of real estate and acting as intermediary in such transactions.

12.	Supply and development of hot springs.

13.	Surveying and research relating to land, sea and sky.

14.	Investing in, purchasing, selling and brokering negotiable instruments, etc.

15.	Lending money, guaranteeing and assuming debts, sale and purchase of various receivables, foreign exchange transactions and conducting any other financing business.

16.	Operation and management of medical facilities, day-care facilities, sports facilities, restaurants, and hotel and travel businesses.

17.	Planning, administration and implementation of various events.

18.	Temporary personnel placement, employment agency, and personnel education, guidance and training to develop appropriate job skills and qualifications.

19.	Maintenance and management of real estate.

20.	Investment, commodities investments sales and advisory services, securities investment advisory services, trustee services, sale of beneficial interests in trusts, investment trust management services and asset management services for investment corporations.

21.	Generation, supply, and sale and purchase of electricity.

22.	Administrative agency services for management, labour and accounting work.

23.	Buying, selling, and derivative transactions for greenhouse gas emission rights and related intermediary services.

24.	Agency and intermediary services for credit card applications.

25.	Consultancy business relating to the foregoing items.

26.	Other lines of business relating to any of the foregoing items.

Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which a Director is materially interested, but, under the Corporate Law of Japan, a director is required to refrain from voting on such matters when passing a resolution of the board of directors.

The Corporate Law of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the general meeting of shareholders, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company’s chief executive officer.

The Corporate Law of Japan provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. Our Regulations of the Board of Directors have adopted this policy.

There is no mandatory retirement age for our Directors under the Corporate Law of Japan or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director of Mitsui under the Corporate Law of Japan or our Articles of Incorporation.

Common Stock

Authorized capital

Article 6 of the Mitsui’s Articles of Incorporation provides that the total number of shares that can be issued by Mitsui is two billion five hundred million (2,500,000,000) shares.

Under Mitsui’s Articles of Incorporation, currently in effect, only shares of common stock are issuable and 1,725,018,515 shares of common stock (including treasury stock of 2,064,447 shares) were issued, fully paid as of March 31, 2006.

Dividends

Dividends on our shares are generally distributed in proportion to the number of shares owned by each shareholder.

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is three business day prior to the record date.

Under the Corporate Law of Japan, we are permitted to make distributions of surpluses to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described below. Distributions of surpluses are required, in principle, to be authorized by a resolution of the general meeting of shareholders. In an exception to the above rule, we are permitted to make distributions of surpluses in cash to our shareholders by board resolution once per fiscal year if our Articles of Incorporation so provide. Currently, our Articles of Incorporation so provide.

Distributions of surpluses may be made in cash or in-kind in proportion to the number of shares held by each shareholder. If a distribution of surpluses is to be made in-kind, we may, pursuant to a general meeting of shareholders resolution, or as the case may be, a board resolution, grant our shareholders a right to require us to make the distribution in cash instead of in-kind. If no such right is granted, the relevant distribution must be approved by a special resolution of a general meeting of shareholders. Currently, we do not have any concrete plan to make a distribution of surpluses in kind.

Under the Corporate Law of Japan, when we make a distribution of surpluses, we must set aside in our additional paid-in capital or legal reserves an amount equal to at least one-tenth of the amount of surpluses so distributed, unless the sum of our additional paid-in capital and legal reserves is one-quarter or more of our stated capital. Under the Corporate Law of Japan, we may distribute any dividends up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:

(a)	the amount of surpluses, as described below;

(b)

in the event that extraordinary financial statements as of, or for a period from the beginning of the business year to, the specified date are approved, the aggregate amount of (i) the aggregate amount of

(x) the net income for such period described in the profit and loss statement included in the extraordinary financial statements and (y) the amount of payment made to fulfill certain obligations as provided for by an ordinance of the Ministry of Justice, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;

(d)	in the event that we disposed of treasury stock after the end of the previous business year, the amount of consideration that we received for such treasury stock;

(e)	in the event of that which is described in (b) in this paragraph, the absolute difference between zero and the amount of net loss for such period described in the profit and loss statement included in the extraordinary financial statements; and

(f)	the aggregate amount of accounts as provided for by an ordinance of the Ministry of Justice.

For the purposes of this section, the amount of surpluses is the excess of the aggregate of I. through IV. below, less the aggregate of V. through VII. below, on an unconsolidated basis:

I.	the total amount of (x) assets and (y) the book value of treasury stock, less the total amount of (i) liabilities, (ii) stated capital, (iii) additional paid-in capital, (iv) legal reserve and (v) certain other amounts set forth in an ordinance of the Ministry of Justice;

II.	in the event that we disposed of treasury stock after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

III.	in the event that we reduced our stated capital after the end of the previous business year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or the legal reserve (if any);

IV.	in the event that additional paid-in capital and/or legal reserves were reduced after the end of the previous business year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

V.	in the event that we canceled treasury stock after the end of the previous business year, the book value of such treasury stock;

VI.	in the event that we distributed dividends after the end of the previous business year, the aggregate of the following amounts:

a.	the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders for their exercise of the right to receive dividends in cash instead of dividends in kind;

b.	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and

c.	the aggregate amount of cash paid to shareholders holding fewer shares that was required in order to receive dividends in kind;

VII.	the aggregate amounts of a. through c. below, less d. below:

a.	in the event that the amount of surpluses was reduced and transferred to additional paid-in capital, the legal reserve and/or stated capital after the end of the previous business year, the amount so reduced;

b.	in the event that we distributed dividends after the end of the previous business year, the amount set aside in our reserve;

c.	in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock; and

d.	in the event that we made (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous business year, the aggregate amount of (i) the amount of our additional paid-in capital after such merger, corporate split or share exchange, less the amount of our additional paid-in capital before such merger, corporate split or share exchange, and (ii) the amount of our legal reserve after such merger, corporate split or share exchange, less the amount of our legal reserve after such merger, corporate split or share exchange.

Under the Corporate Law of Japan, we are permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. If we prepare such extraordinary financial statements, special provisions may apply to the calculation of distributable amounts.

We plan to make distributions of surpluses twice per fiscal year, if possible. The record date for annual dividends is March 31 and the record date for interim dividends is September 30.

Under the Articles of Incorporation, Mitsui is not obliged to pay any interest on interim dividends paid in cash which are left unclaimed for a period of three years after the date on which they first became payable.

Shareholders’ Meetings

Mitsui normally holds its ordinary general meeting of shareholders in June of each year in Tokyo, Japan. In addition, Mitsui may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks advance notice to shareholders.

Under the Corporate Law of Japan and related regulations, notice of a general meeting of shareholders setting forth the date, time, place, purpose thereof etc and providing a summary of the matters to be acted upon, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for any ordinary general meeting of shareholders of Mitsui is March 31.

Any shareholder or group of shareholders holding at least 3% of the total outstanding voting rights, for a continuous period of six months or longer, may require the convocation of a general meeting of shareholders for a particular purpose. Unless such a general meeting of shareholders is convened promptly or a convocation notice of a meeting which is to be held not later than eight weeks from the day such demand is dispatched, the requiring shareholders may, upon obtaining court approval, convene such shareholders’ meeting.

Any shareholder or group of shareholders holding at least 300 voting rights, or 1% of the total outstanding voting rights, for a continuous period of six months or longer, may propose a matter to be considered at a general meeting of shareholders by making such request to a director at least eight weeks prior to the date set for such meeting.

To attend a shareholders’ meeting in person or by proxy, shareholders must provide proof of identity upon request. Shareholders may be represented by proxies in writing appointed for the meeting. Proxy must be one shareholder of Mitsui with voting rights. A Director appointed by the Board of Directors acts as the chairman at a meeting of shareholders.

Voting rights

A shareholder is entitled to one vote per unit subject to the limitations on voting rights set forth in the following paragraph and “Unit” share system—Voting rights under the unit share system” below. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Corporate Law of Japan and Mitsui’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total voting rights. Mitsui’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, 25% or more of whose outstanding shares are directly or indirectly owned by Mitsui, may not exercise its voting rights with respect to shares of Mitsui that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also Mitsui’s shareholders holding voting rights. Mitsui’s shareholders also may cast their votes in writing or electronically.

Under the Corporate Law of Japan and our Articles of Incorporation, certain corporate actions must be approved by “special shareholders’ resolutions” of our meeting of shareholders, for which the quorum is one-third of the total number of shares having voting rights and the approval of the holders of two-thirds of our shares having voting rights represented at the meeting is required. Examples of corporate actions that require special shareholders’ resolutions are:

•	any amendment to our articles of incorporation (except for amendments that may be authorized solely by the Board of Directors under the Corporate Law of Japan);

•	a reduction of capital, except for a reduction of capital for the purpose of replenishing capital deficiencies;

•	a distribution by us of surpluses in-kind, if we do not grant shareholders the right to require us to effect the distribution in cash, instead of in-kind;

•	a dissolution, merger or consolidation, subject to a certain exception under which a shareholders’ resolution is not required;

•	the transfer of the whole or an important part of the business, except for the transfer of an important part of the business in which the book value of transferred assets does not exceed 20% of that of the company’s total assets;

•	the taking over of the whole of the business of any other corporation;

•	a share exchange or share transfer for the purpose of establishing a 100% parent-subsidiary relationship, subject to a certain exception under which a shareholders’ resolution is not required;

•	a corporate split, subject to a certain exception under which a shareholders’ resolution is not required;

•	the offering of new shares at a “specially favorable” price and any offering of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders; and

•	any purchase of the company’s own shares from a certain person.

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

Mitsui’s shares generally go ex-dividend or ex-rights on Japanese stock exchanges on the third business day prior to a record date (or if the record date is not a business day, the fourth business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Mitsui of its Common Stock

Under the Corporate Law of Japan and Mitsui’s Articles of Incorporation, the Board of Directors is authorized to resolve to purchase its own shares. Except as otherwise permitted by the Corporate Law, Mitsui may purchase its own shares by a resolution of the Board of Directors, provided, however, that Mitsui shall report at the upcoming ordinary general meeting of shareholders the reason for its purchase, the total number of shares and the total acquisition amount which Mitsui may purchase, and the purchase price cannot exceed the amount which can be distributed as interim dividends as above-mentioned in “Dividends,” less the sum of dividends which have been actually paid as interim dividends.

Mitsui may also acquire its own shares in response to a shareholder’s request for purchase of his or her shares representing less than 1 unit. See “‘Unit’ share system—Repurchase by Mitsui of shares constituting less than a full unit” below.

Transfer of shares

Under the Corporate Law of Japan, the transfer of shares of a company which issues share certificates is effected by delivery of share certificates but, in order to assert shareholders’ rights against a company, the transferee must have its name and address registered on a company’s register of shareholders. For this purpose, Mitsui’s shareholders are required to file their names, addresses and seals with The Chuo Mitsui Trust and Banking Company, Limited, which is the manager of Mitsui’s register of shareholders. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or designate a mailing address in Japan.

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to Mitsui’s shares. Pursuant to this system, a holder of shares is able to choose, at his/her discretion, to participate in this system and all certificates of the shares elected to be put into this system are deposited with the Japan Securities Depository Center, Inc. (“JASDEC”) (through a participating institution having a clearing account with JASDEC, if the holder is not such a participating institution) and all such shares are registered in the name of JASDEC, on Mitsui’s register of shareholders. Each participating shareholder (“beneficial shareholder”) will, in turn, be registered in the register of Mitsui’s beneficial shareholders, and be treated in the same way as shareholders registered on Mitsui’s register of shareholders. In connection with the transfer of shares held under this system, entry of the share transfer in the register maintained by JASDEC for participating institutions shall have the same effect as delivery of share certificates.

“Unit” share system

Pursuant to the Corporate Law of Japan, Mitsui has adopted 1,000 shares (50 ADSs) as 1 unit of shares. This unit share system is called “tangen-kabu-system.”

Any amendment to the Articles of Incorporation reducing the number of shares constituting a unit or eliminating the provisions for units of shares may be made by a resolution of the Board of Directors rather than by special shareholders’ resolutions. The number of shares constituting 1 unit cannot exceed 1,000.

Voting rights under the unit share system

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Share certificates for less than a unit of shares

Under its Articles of Incorporation, except as otherwise provided in the Share Handling Regulations, Mitsui will not issue share certificates for less than one unit of shares. Thus, unless Mitsui’s Board of Directors passes a resolution to eliminate the provisions for units of shares from the Articles of Incorporation or the shareholders amend the Articles of Incorporation by special shareholders resolutions to eliminate the provision for non-issuance of share certificates for less than one unit of shares, a share certificate for any number of shares less than a full unit will in general not be issued. As the transfer of shares normally requires the delivery of share certificates, any fraction of one unit for which no share certificates are issued is not transferable.

Repurchase by Mitsui of shares constituting less than a full unit

A holder of shares constituting less than one unit may require Mitsui to purchase such shares at their market value.

Increase in purchase of the shares to make one unit

Under the Articles of Incorporation, any shareholder who holds shares less than one unit may request Mitsui to sell such number of shares owned by Mitsui as are necessary to make one unit by adding the number of shares owned by such shareholder in accordance with the Share Handling Regulations and the Corporate Law of Japan.

Effect of the unit share system on holders of ADSs

A holder who owns ADSs evidencing less than 1,000 common shares will indirectly own less than one whole unit. Although, as discussed above, under the unit share system holders of less than one unit have the right to require Mitsui to purchase their shares or sell such number of shares owned by Mitsui as are necessary to make one unit by adding the number of their shares, holders of ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares representing less than one unit and, therefore, are unable, as a practical matter, to exercise the rights to require Mitsui to purchase nor sell such underlying shares, unless Mitsui’s Articles of Incorporation are amended to eliminate the provision not to issue share certificates for the number of shares less than one whole unit. As a result, access to the Japanese markets by holders of ADSs through the withdrawal mechanism will not be available for dispositions of shares in lots less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Exercise of Voting Rights

Except for the general limitation under Japanese anti trust and anti monopoly regulations against the holding of shares of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Corporate Law of Japan or Mitsui’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Mitsui or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of common stock of Mitsui.

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

On September 20, 2006, the closing price of our shares on the Tokyo Stock Exchange was ¥1,446 per share. The following table shows the respective daily price limit for a stock on the Tokyo Stock Exchange with a closing price per share corresponding to three ranges. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

	Previous Day’s Closing Price or Special Quote			Maximum Daily Price Movement
Greater or equal to	¥1,000	Less than	¥1,500	200
Greater or equal to	1,500	Less than	2,000	300
Greater or equal to	2,000	Less than	3,000	400

For a history of the trading price of our shares on the Tokyo Stock Exchange, see “Item 9.A. Offer and Listing Details” of this annual report.

C.	Material Contracts.

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

Acquisition of Shares

In general, acquisition of shares of stock of a Japanese company listed on any Japanese stock exchange or traded in any over-the-counter market in Japan (“Listed Shares”) by a Non-Resident of Japan from a resident of Japan is not subject to any prior filing requirements except as described below. However, the Minister of Finance Japan (the “MOF”) and other Ministers having jurisdiction over the business of the subject company (together, the “Ministers”) may require a prior approval for any such acquisition in certain exceptional circumstances. The resident of Japan who transferred the shares of a Japanese company to a Non-Resident of Japan must file a report concerning such transfer with the MOF within 20 days after the transfer unless such transfer is made through a bank, securities company or financial futures trader licensed under the relevant Japanese law or consideration of such transfer is ¥100 million or less.

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

Acquisition of Shares upon Exercise of Subscription Rights Attached to Bonds

The acquisition by a Non-Resident of Japan of shares upon exercise of his or her rights under the bonds with rights for subscription of new shares offered overseas is exempted from the notification and reporting requirements described under this “Item 10.D. Exchange Controls—Acquisition of Shares” above.

ADRs

The deposit of the shares by a Non-Resident of Japan, the issuance of the ADRs, in exchange therefore and the withdrawal of the underlying shares upon surrender of the ADRs are not subject to any formalities referred to under “Acquisition of Shares” above, except where as a result of such deposit (or withdrawal) the aggregate number of shares held by the depositary (or its nominee) or the holder surrendering the ADRs, as the case may be, would be certain percentage of the total outstanding shares, in which event the relevant report is required as outlined under “Item 10. B. Memorandum and Articles of Association—Reporting of Substantial Shareholdings” and/or under this “Item 10.D. Exchange Controls—Acquisition of Shares.”

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Moreover, the effect of any applicable U.S. state or local tax laws is not discussed in this annual report.

For U.S. federal income tax purposes, if a person holds ADRs evidencing ADSs, that person will be treated as the owner of the underlying shares represented by those ADSs. Exchanges of common shares for ADRs, and ADRs for ordinary shares, will not be subject to U.S. federal income tax.

Each holder should consult its own tax advisor regarding the United States federal, state and local and other tax consequences of owning and disposing of common shares and ADSs in its particular circumstances. In particular, each holder should confirm its status as a person eligible for benefits under the Treaty with its advisor and should discuss any possible consequences of failing to qualify as a person eligible for benefits under the Treaty.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend paid to a U.S. holder by Mitsui out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to United States federal income taxation. For noncorporate U.S. holders, dividends paid in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that shares or ADSs were held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other holding period requirements are met. Dividends Mitsui pays with respect to its shares or ADSs generally will be qualified dividend income. Dividends are taxable to U.S. holders when they, in the case of shares, or the depositary, in the case of ADSs, receive them, either actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Any distribution in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or common shares and thereafter as capital gain.

A U.S. holder must include any foreign tax withheld from the dividend payment in his or her gross amount even though the U.S. holder did not in fact receive it. The amount of the dividend distribution that a U.S. holder must include in his or her income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/ U.S. dollar rate on the date such dividend distribution is includible in such holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on the U.S. holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the U.S. holder. No U.S. foreign tax credit will be allowed to U.S. holders of common shares or ADSs in respect of any personal property or similar tax imposed by Japan (or any taxing authority thereof or therein). Subject to certain limitations, the Japanese tax withheld and paid over to Japan will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of common shares or ADSs will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

PFIC Rules

Mitsui does not believe that the common shares or ADSs will be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus is subject to change. If Mitsui were treated as a PFIC, unless a U.S. holder elected to be taxed annually on a mark-to-market basis with respect to the common shares or ADSs, gain realized on the sale or other disposition of the shares or ADSs would in general not be treated as capital gain. Instead a U.S. holder would be treated as if he or she had realized such gain and certain “excess distributions” ratably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, the common shares or ADSs will be treated as stock in a PFIC if Mitsui were a PFIC at any time during the U.S. holder’s holding period in the common shares or ADSs. In addition, dividends received from Mitsui would not be eligible for the special tax rates applicable to qualified dividend income if Mitsui were a PFIC either in the taxable year of the distribution or the preceding taxable year, but instead would be taxable at rates applicable to ordinary income.

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

Equity Price Risk

We hold stocks issued by our business partners including, amongst others, our customers and suppliers as marketable securities for the promotion of business and strategic objectives. We also hold other marketable securities for investment purposes. We are exposed to equity price risk inherent in these stocks. We do not take continuous hedging measures against the market exposures on those securities.

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

VaR

We use the VaR method to measure market risk. VaR is a statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. As VaR incorporates historical data regarding changes in market risk factors, our actual results may differ materially from the calculations below. The sum of the VaRs for the risk categories do not represent our aggregate VaR, because market risk factors such as interest rates and currency exchange rates are partially correlated to offset a portion of the simple sum of the VaRs. At March 31, 2006 and 2005, we estimated VaR in one day with respect to the interest rate, foreign currency exchange rate and commodity price risks (with some exceptions to certain commodity price risks in which case VaRs in five days are used) using a variance-covariance method and a historical simulation approach with a confidence level of 97.7%.

VaRs for Non-Trading Activities

The following table sets forth the year-end, high, low and average VaR figures of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading purposes, for the years ended March 31, 2006 and 2005.

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

	Millions of Yen
	Years Ended March 31,
	2006				2005
	Year End	High	Low	Average	Year End	High	Low	Average
Interest rate risk	¥912	¥1,388	¥606	¥1,133	¥376	¥1,667	¥262	¥870
Foreign currency exchange rate risk	1,331	1,331	577	846	986	1,192	244	753
Commodity price risk	991	1,312	991	1,146	1,044	1,329	925	1,071

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

The following table sets forth the year end, high, low, and average VaR figures of interest rate risk, foreign exchange rate risk and commodity price risk, for trading purposes, for the years ended March 31, 2006 and 2005.

	Millions of Yen
	Years Ended March 31,
	2006				2005
	Year End	High	Low	Average	Year End	High	Low	Average
Interest rate risk	¥0	¥138	¥0	¥35	¥0	¥87	¥0	¥23
Foreign currency exchange rate risk	10	94	3	39	133	176	17	72
Commodity price risk	3,820	5,779	3,327	4,098	2,863	3,068	2,177	2,592

Tabular Presentation of Equity Price Risk

The cost, fair value and unrealized holding net gains on marketable equity securities by industry at March 31, 2006 and 2005 were as follows:

	Millions of Yen
	March 31, 2006			March 31, 2005
	Cost	Fair Value	Unrealized Holding Net Gains	Cost	Fair Value	Unrealized Holding Net Gains
Manufacturing	¥123,914	¥301,171	¥177,258	¥113,654	¥194,101	¥80,447
Commercial, finance and real estate	97,661	168,395	70,733	29,518	49,193	19,675
Transport and telecommunication	23,477	47,606	24,129	17,814	32,658	14,844
Energy, service and others	30,244	74,014	43,770	30,021	57,145	27,124

Total	¥275,296	¥591,186	¥315,890	¥191,007	¥333,097	¥142,090

For the year ended March 31, 2006, the general increase in unrealized holding gains compared to the year ended March 31, 2005 was due to the overall improvement in Japanese stock prices. The increase in cost and fair value of the commercial, finance and real estate sector was mainly due to new investment in retail and finance industries. The manufacturing sector also showed the increase in cost and fair value mainly due to new investments in the chemical industry.

Maturities and fair values of debt securities classified as available-for-sale and held-to-maturity at March 31, 2006 were as follows:

	Millions of Yen
	Available-for-Sale		Held-to-Maturity
	Amortized Cost	Aggregate Fair Value	Amortized Cost	Aggregate Fair Value
Contractual maturities:
Within 1 year	¥29,947	¥29,962	¥1,468	¥1,468
After 1 year through 5 years	58,664	58,753	10,452	10,452
After 5 years through 10 years	1,206	1,206	10	10
After 10 years	6	6	—	—

Total	¥89,823	¥89,927	¥11,930	¥11,930

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

Item 16.    [Reserved]

Item 16A.    Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that Tasuku Kondo, Hiroshi Matsuura and Hideharu Kadowaki qualify as an “audit committee financial expert” as defined in this Item 16A serving on our Board of Corporate Auditors. Mr. Kadowaki meets the independence requirements imposed on corporate auditors under the Corporate Law of Japan.

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

In addition, Mitsui adopted a Code of Ethics as a supplement to the Business Conduct Guidelines. The Code of Ethics applies to Mitsui’s financial professionals including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions.

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

	Millions of Yen
	Year Ended March 31,
	2006	2005
Audit fees(1)	¥1,806	¥1,298
Audit-related fees(2)	807	122
Tax fees(3)	468	483
All other fees(4)	50	37

Total	¥3,131	¥1,940

(1)	Audit fees are fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements and services that are provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as assessment of internal accounting controls and due diligence services in connection with potential business acquisitions, that are not reported in audit fees.
(3)	Tax fees are fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(4)	All other fees are fees billed for services provided by the principal accountant, other than services reported in audit fees, audit-related fees and tax fees, such as advisory services for risk management and regulatory matters.

Beginning with the year ended March 31, 2004, the first fiscal year of application of paragraph (c)(7) of Rule 2-01 of Regulation S-X, our Board of Corporate Auditors has adopted pre-approval policies and procedures requiring pre-approval by the Board of Corporate Auditors for all audit and non-audit services provided by the principal accountant. For the year ended March 31, 2005, the pre-approval policies and procedures were amended so that (i) any audit or non-audit services, for which estimated total fee shall not exceed 10 Million Yen, may be pre-approved by the two full-time Corporate Auditors, provided that such pre-approval must be reported at the next proceeding full Board of the Corporate Auditors and that (ii) certain categories of non-audit services prescribed in the pre-approval policies and procedures may be pre-approved comprehensively on an annual basis provided that the estimated total fees should be specified in the relevant application and that the actual services provided shall be periodically reported to the Board of Corporate Auditors.

For the year ended March 31, 2006, we have amended the pre-approval policies and procedures in order to make clearer our principal policy that the audit services for Mitsui and its subsidiaries are to be rendered by Deloitte Touche Tohmatsu and other member firms of Deloitte Touche Tohmatsu (a Swiss Verein) while all non-audit services are to be rendered by the accounting firms not belonging to the group of Deloitte Touche Tohmatsu with some specific exceptions. Among those exceptions are certain tax services, certain due diligence services for acquisition, etc. which would not be considered to impair the independence of our principal accountant.

All of the services provided by the principal accountant for the year ended March 31, 2006 were approved by the full-time Corporate Auditors or the Board of Corporate Auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Rules 4350(d)(3) and 4350(d)(2)(A)(ii) of the NASD Manual, we rely on an exemption provided by paragraph (c)(3) of that Rule available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

•	The board of corporate auditors must be established, and its members must be selected, pursuant to Japanese law expressly requiring such a board for Japanese companies that elect to have a corporate governance system with corporate auditors,

•	Japanese law must and does require the board of corporate auditors to be separate from the board of directors,

•	None of the members of the board of corporate auditors may be elected by management, and none of the listed company’s executive officers may be a member of the board of corporate auditors,

•	Japanese law must and does set forth standards for the independence of the members of the board of corporate auditors from the listed company or its management, and

•	The board of corporate auditors, in accordance with Japanese law or the registrant’s governing documents, must be responsible, to the extent permitted by Japanese law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by Japanese law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed company, including its principal accountant which audits its consolidated financial statements included in its annual reports on Form 20-F.

To the extent permitted by Japanese law:

•	The board of corporate auditors must establish procedures for (i) the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls, or auditing matters, and (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters,

•	The board of corporate auditors must have the authority to engage independent counsel and other advisers, as it determines necessary to carry out its duties, and

•	The listed company must provide for appropriate funding, as determined by its board of corporate auditors, for payment of (i) compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, (ii) compensation to any advisers employed by the board of corporate auditors, and (iii) ordinary administrative expenses of the board of corporate auditors that are necessary or appropriate in carrying out its duties.

In our assessment, our Board of Corporate Auditors, which meets the requirements for reliance on the exemption in paragraph (c)(3) of Rule 10A-3 described above, is not materially less effective than an audit committee meeting all the requirements of paragraph (b) of Rule 10A-3 (without relying on any exemption provided by that Rule) at acting independently of management and performing the functions of an audit committee as contemplated therein.

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth Mitsui’s purchases of its common stock during the fiscal year ended March 31, 2006:

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2005 – April 30, 2005	28,501	¥991.24	N/A	N/A
May 1, 2005 – May 31, 2005	19,924	956.74	N/A	N/A
June 1, 2005 – June 30, 2005	40,691	1,014.03	N/A	N/A
July 1, 2005 – July 31, 2005	96,836	1,047.51	N/A	N/A
August 1, 2005 – August 31, 2005	86,156	1,120.65	N/A	N/A
September 1, 2005 – September 30, 2005	62,616	1,211.15	N/A	N/A
October 1, 2005 – October 31, 2005	56,999	1,419.63	N/A	N/A
November 1, 2005 – November 30, 2005	37,983	1,400.58	N/A	N/A
December 1, 2005 – December 31, 2005	105,786	1,530.28	N/A	N/A
January 1, 2006 – January 31, 2006	55,851	1,573.88	N/A	N/A
February 1, 2006 – February 28, 2006	43,884	1,608.37	N/A	N/A
March 1, 2006 – March 31, 2006	28,434	1,561.63	N/A	N/A

Total	663,661	1,297.78	N/A	N/A

*	Under the Corporate Law of Japan, a holder of shares constituting less than one full unit may require Mitsui to purchase such shares at their market value (See “Memorandum and Articles of Association—‘Unit’ share system—Repurchase by Mitsui of shares constituting less than a full unit” in “Item 10. Additional Information”). During the year ended March 31, 2006, Mitsui purchased 663,661 shares for a total purchase price of 861,285,652 yen upon such requests from holders of shares constituting less than one full unit.

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

The information required by this item has been provided elsewhere in this annual report.

Item 19.    Exhibits.

Exhibits

Exhibit Number		Document
1.1		The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2006 (English-language translation).

1.2		The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.3		The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.4		The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on September 8, 2004 (English-language translation).

2.1	*	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

8.1		List of Subsidiaries of Mitsui & Co., Ltd.

11.1		Code of Ethics for Senior Financial Officers and Professionals.

11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

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

MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The audited consolidated financial statements of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2006 and 2005, and for the years ended March 31, 2006, 2005 and 2004, filed as part of this annual reports are as follows:

Supplemental Information:

Schedules for the Years Ended March 31, 2006, 2005 and 2004:

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha):

We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2006 and 2005, and the related statements of consolidated income, consolidated shareholders’ equity, and consolidated cash flows for each of the three years in the period ended March 31, 2006 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

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

/s/    DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu

Tokyo, Japan

June 15, 2006, except for Note 29, as to which the date is June 23, 2006

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

March 31, 2006 and 2005

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2006	2005	2006
ASSETS
Current Assets:
Cash and cash equivalents (Notes 2 and 5)	¥697,065	¥791,810	$5,958
Time deposits	37,028	28,067	316
Marketable securities (Notes 2 and 5)	26,860	28,077	230
Trade receivables (Note 9):
Notes and loans, less unearned interest	439,187	450,678	3,754
Accounts (Note 8)	1,997,093	1,863,742	17,069
Associated companies	169,709	197,015	1,450
Allowance for doubtful receivables (Notes 2, 7 and 8)	(26,703)	(22,519)	(228)
Inventories (Notes 2 and 9)	695,754	596,876	5,947
Advance payments to suppliers	92,150	90,901	788
Deferred tax assets—current (Notes 2 and 21)	32,569	46,410	278
Derivative assets (Note 2)	320,134	153,054	2,736
Other current assets	265,985	196,568	2,273

Total current assets	4,746,831	4,420,679	40,571

Investments and Non-current Receivables (Notes 2 and 9):
Investments in and advances to associated companies (Notes 5, 6 and 17)	1,300,587	973,219	11,116
Other investments (Note 5)	935,675	660,230	7,997
Non-current receivables, less unearned interest (Note 8)	444,487	544,615	3,799
Allowance for doubtful receivables (Notes 7 and 8)	(84,513)	(100,066)	(722)
Property leased to others—at cost, less accumulated depreciation (Notes 8, 10 and 24)	218,583	183,175	1,868

Total investments and non-current receivables	2,814,819	2,261,173	24,058

Property and Equipment—at Cost (Notes 2, 8, 9 and 10):
Land, land improvements and timberlands	203,170	207,115	1,737
Buildings, including leasehold improvements	349,904	317,576	2,991
Equipment and fixtures	472,069	429,315	4,035
Mineral rights	80,953	78,303	692
Vessels	22,376	21,002	191
Projects in progress	55,278	35,727	472

Total	1,183,750	1,089,038	10,118
Accumulated depreciation	(437,581)	(426,350)	(3,740)

Net property and equipment	746,169	662,688	6,378

Intangible Assets, less Accumulated Amortization (Notes 2, 3, 12 and 14)	98,811	104,257	844

Deferred Tax Assets—Non-current (Notes 2 and 21)	47,947	29,641	410

Other Assets (Note 14)	119,001	114,949	1,017

Total	¥8,573,578	¥7,593,387	$73,278

See notes to consolidated financial statements.

Consolidated Balance Sheets — (Continued)

Mitsui & Co., Ltd. and subsidiaries

March 31, 2006 and 2005

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2006	2005	2006
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt (Notes 9 and 13)	¥540,797	¥615,353	$4,622
Current maturities of long-term debt (Notes 8, 9 and 13)	353,185	291,950	3,019
Trade payables:
Notes and acceptances	100,402	113,481	858
Accounts	1,762,224	1,645,842	15,062
Associated companies	108,252	94,805	925
Accrued expenses:
Income taxes (Notes 2 and 21)	63,739	47,160	545
Interest	22,485	19,570	192
Other	72,848	75,299	623
Advances from customers	104,500	100,681	893
Derivative liabilities (Note 2)	214,460	154,770	1,833
Other current liabilities (Notes 2, 21, 22 and 23)	168,049	122,865	1,436

Total current liabilities	3,510,941	3,281,776	30,008

Long-term Debt, less Current Maturities (Notes 8, 9, 11 and 13)	2,910,890	2,904,923	24,879

Accrued Pension Costs and Liability for Severance Indemnities (Notes 2 and 14)	36,769	39,467	314

Deferred Tax Liabilities—Non-current (Notes 2 and 21)	318,911	143,566	2,726

Commitments and Contingent Liabilities (Notes 9 and 23)

Minority Interests	118,160	100,827	1,010

Shareholders’ Equity (Note 15):
Common stock—no par value
Authorized, 2,500,000,000 shares;
Issued, 1,725,018,515 shares in 2006 and 1,583,687,322 shares in 2005	295,766	192,493	2,528
Capital surplus	390,488	288,048	3,337
Retained earnings:
Appropriated for legal reserve	38,508	37,018	329
Unappropriated (Notes 6, 13, 21 and 29)	825,306	656,032	7,054
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	216,099	100,179	1,847
Foreign currency translation adjustments	(83,279)	(142,787)	(712)
Minimum pension liability adjustment (Note 14)	(5,417)	(5,691)	(46)
Net unrealized gains and losses on derivatives (Note 26)	2,439	(1,252)	21

Total accumulated other comprehensive income (loss)	129,842	(49,551)	1,110

Treasury stock, at cost: 2,064,447 shares in 2006 and 1,476,692 shares in 2005	(2,003)	(1,212)	(17)

Total shareholders’ equity	1,677,907	1,122,828	14,341

Total	¥8,573,578	¥7,593,387	$73,278

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2006, 2005 and 2004

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2006	2005	2004	2006
Revenues (Notes 2, 6, 17 and 18):
Sales of products	¥3,479,631	¥2,964,067	¥2,478,508	$29,741
Sales of services	512,270	434,069	423,332	4,378
Other sales (Note 8)	123,577	96,498	68,642	1,056

Total revenues	4,115,478	3,494,634	2,970,482	35,175

Total Trading Transactions (Notes 2 and 17): 2006, ¥14,885,728 million—$127,228 million; 2005, ¥13,583,948 million; 2004, ¥12,271,108 million
Cost of Revenues (Notes 2, 6 and 18):
Cost of products sold	3,111,184	2,670,124	2,283,333	26,591
Cost of services sold	130,461	68,800	41,165	1,115
Cost of other sales (Note 8)	57,216	46,789	34,985	489

Total cost of revenues	3,298,861	2,785,713	2,359,483	28,195

Gross Profit	816,617	708,921	610,999	6,980

Other Expenses (Income):
Selling, general and administrative (Notes 2, 8, 12, 14, 18 and 25)	550,769	509,620	489,373	4,709
Provision for doubtful receivables (Notes 2 and 7)	48	8,783	9,878	0
Interest income (Notes 2 and 26)	(38,320)	(35,511)	(30,012)	(328)
Interest expense (Notes 2 and 26)	59,913	43,386	35,649	512
Dividend income	(30,711)	(24,568)	(18,448)	(262)
Government grant for transfer of substitutional portion of EPF (Notes 2 and 14)	—	—	(17,224)	—
Gain on sales of securities—net (Notes 2, 5 and 19)	(37,853)	(34,773)	(27,460)	(324)
Gain on issuance of stock by a subsidiary (Notes 2 and 19)	—	(1,677)	—	—
Loss on write-down of securities (Notes 2 and 5)	10,643	16,544	31,024	91
Gain on disposal or sales of property and equipment—net (Note 25)	(5,993)	(6,530)	(4,073)	(51)
Impairment loss of long-lived assets (Notes 2, 10, 12 and 25)	36,056	20,589	20,168	308
Compensation and other charges related to DPF incident (Note 22)	9,000	36,000	—	77
Other expense—net (Notes 18, 20, 23 and 25)	9,883	8,002	28,723	84

Total other expenses	563,435	539,865	517,598	4,816

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings (Note 21)	253,182	169,056	93,401	2,164

Income Taxes (Notes 2 and 21):
Current	106,507	63,317	44,993	910
Deferred (Note 19)	18,208	38,496	1,720	156

Total	124,715	101,813	46,713	1,066

Income from Continuing Operations before Minority Interests and Equity in Earnings	128,467	67,243	46,688	1,098
Minority Interests in Earnings of Subsidiaries	(21,537)	(17,601)	(7,433)	(184)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 2, 6 and 21)	94,248	64,302	40,141	805

Income from Continuing Operations	201,178	113,944	79,396	1,719
Income (Loss) from Discontinued Operations—Net (After Income Tax Effect) (Notes 4, 21 and 25)	1,231	7,192	(8,724)	11
Cumulative Effect of Change in Accounting Principle (After Income Tax Effect) (Notes 11 and 21)	—	—	(2,285)	—

Net Income	¥202,409	¥121,136	¥68,387	$1,730

	Yen			U.S. Dollars (Note 2)
Net Income per Share (Notes 2, 11 and 16):
Basic:
Continuing operations	¥125.49	¥72.00	¥50.21	$1.07
Discontinued operations	0.77	4.55	(5.52)	0.01
Cumulative effect of change in accounting principle	—	—	(1.44)	—

Total	¥126.26	¥76.55	¥43.25	$1.08

Diluted:
Continuing operations	¥118.13	¥67.86	¥47.42	$1.01
Discontinued operations	0.72	4.26	(5.17)	0.01
Cumulative effect of change in accounting principle	—	—	(1.36)	—

Total	¥118.85	¥72.12	¥40.89	$1.02

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2006, 2005 and 2004

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2006	2005	2004	2006
Common Stock (Note 15):
Balance at beginning of year
Shares issued: 2006—1,583,687,322 shares; 2005 and 2004—1,583,674,837 shares	¥192,493	¥192,487	¥192,487	$1,645
Issuance of common stock
Shares issued: 2006—139,750,000 shares; 2005 and 2004—0 share	102,576	—	—	877
Common stock issued upon conversion of bonds
Shares issued: 2006—1,581,193 shares; 2005—12,485 shares; 2004—0 share	697	6	—	6
Balance at end of year

Shares issued: 2006—1,725,018,515 shares; 2005—1,583,687,322 shares; 2004—1,583,674,837 shares	¥295,766	¥192,493	¥192,487	$2,528

Capital Surplus (Note 15):
Balance at beginning of year	¥288,048	¥287,763	¥287,756	$2,462
Issuance of common stock	101,733	—	—	869
Conversion of bonds	695	6	—	6
Gain on sales of treasury stock	12	13	7	0
Exchange of treasury stock for subsidiary’s stock	—	266	—	—

Balance at end of year	¥390,488	¥288,048	¥287,763	$3,337

Retained Earnings (Note 15):
Appropriated for Legal Reserve:
Balance at beginning of year	¥37,018	¥36,633	¥36,382	$316
Transfer from unappropriated retained earnings	1,490	385	251	13

Balance at end of year	¥38,508	¥37,018	¥36,633	$329

Unappropriated (Notes 6, 13, 21 and 29):
Balance at beginning of year	¥656,032	¥549,521	¥494,038	$5,607
Net income	202,409	121,136	68,387	1,730
Cash dividends paid (annual rate per share: 2006, ¥20.0—17.1¢; 2005, ¥9.0; 2004, ¥8.0)	(31,645)	(14,240)	(12,653)	(270)
Transfer to retained earnings appropriated for legal reserve	(1,490)	(385)	(251)	(13)

Balance at end of year	¥825,306	¥656,032	¥549,521	$7,054

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Notes 2, 15 and 21):
Balance at beginning of year	¥(49,551)	¥(101,464)	¥(147,138)	$(424)
Unrealized holding gains and losses on available-for-sale securities (Note 5)	115,920	30,450	66,324	991
Foreign currency translation adjustments	59,508	18,667	(20,401)	509
Minimum pension liability adjustment (Note 14)	274	52	988	2
Net unrealized gains and losses on derivatives (Note 26)	3,691	2,744	(1,237)	32

Balance at end of year	¥129,842	¥(49,551)	¥(101,464)	$1,110

Treasury Stock, at Cost (Note 15):
Balance at beginning of year
Shares in treasury: 2006—1,476,692 shares; 2005—2,661,783 shares; 2004—2,297,845 shares	¥(1,212)	¥(1,662)	¥(1,378)	$(11)
Purchase of treasury stock
Shares purchased: 2006—663,661 shares; 2005—1,000,990 shares; 2004—472,590 shares	(862)	(904)	(356)	(7)
Sales of treasury stock
Shares sold: 2006—75,906 shares; 2005—317,200 shares; 2004—108,652 shares	71	158	72	1
Exchange of treasury stock for subsidiary’s stock
Shares exchanged: 2006—0 share; 2005—1,868,881 shares; 2004—0 share	—	1,196	—	—

Balance at end of year
Shares in treasury: 2006—2,064,447 shares; 2005—1,476,692 shares; 2004—2,661,783 shares	¥(2,003)	¥(1,212)	¥(1,662)	$(17)

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)) (Notes 2, 15 and 21):
Net income	¥202,409	¥121,136	¥68,387	$1,730
Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	115,920	30,450	66,324	991
Foreign currency translation adjustments	59,508	18,667	(20,401)	509
Minimum pension liability adjustment (Note 14)	274	52	988	2
Net unrealized gains and losses on derivatives (Note 26)	3,691	2,744	(1,237)	32

Changes in equity from nonowner sources	¥381,802	¥173,049	¥114,061	$3,264

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2006, 2005 and 2004

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2006	2005	2004	2006
Operating Activities (Note 28):
Net income	¥202,409	¥121,136	¥68,387	$1,730
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations—net (after income tax effect)	(1,231)	(7,192)	8,724	(11)
Depreciation and amortization	72,492	66,060	65,100	620
Pension and severance costs, less payments	4,585	(18,575)	35,441	39
Provision for doubtful receivables	48	8,783	9,878	0
Government grant for transfer of substitutional portion of EPF	—	—	(17,224)	—
Gain on sales of securities—net	(37,853)	(34,773)	(27,460)	(324)
Gain on issuance of stock by a subsidiary	—	(1,677)	—	—
Loss on write-down of securities	10,643	16,544	31,024	91
Gain on disposal or sales of property and equipment—net	(5,993)	(6,530)	(4,073)	(51)
Impairment loss of long-lived assets	36,056	20,589	20,168	308
Deferred income taxes	18,208	38,496	1,720	156
Minority interests in earnings of subsidiaries	21,537	17,601	7,433	184
Equity in earnings of associated companies, less dividends received	(30,651)	(31,485)	(21,427)	(262)
Cumulative effect of change in accounting principle (after income tax effect)	—	—	2,285	—
Changes in operating assets and liabilities:
Increase in trade receivables	(156,436)	(169,899)	(125,893)	(1,337)
Increase in inventories	(68,764)	(73,375)	(32,689)	(588)
Increase in trade payables	84,226	209,689	45,549	720
Advances from customers	6,301	34,969	21,509	54
Other—net	(5,287)	3,207	14,484	(45)
Net cash (used in) provided by operating activities of discontinued operations	(3,894)	6,501	(2,857)	(33)

Net cash provided by operating activities	146,396	200,069	100,079	1,251

Investing Activities (Note 28):
Net (increase) decrease in time deposits	(3,186)	20,324	(9,603)	(27)
Investments in and advances to associated companies	(175,774)	(190,388)	(203,380)	(1,502)
Sales of investments in and collection of advances to associated companies	37,574	52,675	67,772	321
Acquisitions of available-for-sale securities	(121,173)	(90,769)	(131,207)	(1,036)
Proceeds from sales of available-for-sale securities	36,741	21,864	51,250	314
Proceeds from maturities of available-for-sale securities	52,604	56,934	110,063	450
Acquisitions of held-to-maturity debt securities	(1,675)	(2,233)	(17)	(14)
Proceeds from maturities of held-to-maturity debt securities	1,690	2,912	14,793	14
Acquisitions of other investments	(67,425)	(67,506)	(46,856)	(576)
Proceeds from sales of other investments	48,136	73,436	28,829	411
Increase in long-term loan receivables	(46,974)	(68,111)	(42,768)	(401)
Collection of long-term loan receivables	65,226	62,829	76,384	557
Additions to property leased to others and property and equipment	(247,054)	(170,068)	(113,197)	(2,112)
Proceeds from sales of property leased to others and property and equipment	73,958	79,324	59,924	632
Acquisitions of subsidiaries, net of cash acquired	—	(5,233)	3,859	—

Net cash used in investing activities	(347,332)	(224,010)	(134,154)	(2,969)

Financing Activities (Note 28):
Net decrease in short-term debt	(89,419)	(29,113)	(71,759)	(764)
Proceeds from long-term debt	449,204	754,425	636,957	3,839
Repayments of long-term debt	(438,822)	(541,544)	(564,529)	(3,751)
Proceeds from issuance of common stock	203,766	—	—	1,742
Purchases of treasury stock—net	(815)	(764)	(264)	(7)
Payments of cash dividends	(31,645)	(14,240)	(12,653)	(270)
Proceeds from issuance of stock by a subsidiary	—	2,557	—	—

Net cash provided by (used in) financing activities	92,269	171,321	(12,248)	789

Effect of Exchange Rate Changes on Cash and Cash Equivalents	13,922	6,131	(10,191)	119

Net (Decrease) Increase in Cash and Cash Equivalents	(94,745)	153,511	(56,514)	(810)
Cash and Cash Equivalents at Beginning of Year	791,810	638,299	694,813	6,768

Cash and Cash Equivalents at End of Year	¥697,065	¥791,810	¥638,299	$5,958

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Mitsui & Co., Ltd. and subsidiaries

1.	NATURE OF OPERATIONS

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

The companies conduct sales, export, import, offshore trades and manufacture of products in the areas of “Iron & Steel Products,” “Iron & Steel Raw Materials and Non-Ferrous Metals,” “Machinery & Infrastructure Projects,” “Chemical,” “Energy,” “Foods & Retail,” and “Lifestyle, Consumer Service and Information, Electronics & Telecommunication,” while providing general services for retailing, information and communications, technical support, transportation and logistics and financing.

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

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2006 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥117=U.S.$1, the approximate rate of exchange at March 31, 2006. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing and accounting for stock issuance costs.

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

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate shares of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51” (“FIN No. 46R”). The unincorporated joint ventures proportionately consolidated by the companies include but are not limited to WA-28-L J/V (40%), Block 9 J/V (35%), WA-14-L J/V (40%), Robe River Iron Associates J/V (33%), Capricorn Coal Development J/V (30%) and Dawson J/V (49%).

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

Certain subsidiaries with a fiscal year-end on or after December 31, but prior to the parent company’s fiscal year-end of March 31, are included on the basis of the subsidiaries’ respective fiscal year-ends.

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

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at year-end exchange rates with the resulting gains and losses recognized in earnings.

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

Derivative instruments and hedging activities

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133,” and SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and their resulting hedge designation.

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

Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest income and expense as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest income and expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest income and expense immediately.

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

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under SFAS No. 133, are currently recognized in interest income and expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative financial instruments are marked to market and the related gains or losses are reported in other sales.

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

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, and vessels are primarily 8 to 65 years, 2 to 30

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

years, and 8 to 20 years, respectively. Mineral rights are amortized over their respective estimated useful lives, which are 14 to 20 years, using the straight-line method or the unit-of-production method.

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

Intangible assets subject to amortization consist primarily of software, unpatented technologies, trademarks, patents and customer relationships which are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, unpatented technologies, trademarks, patents and customer relationships are 3 to 5 years, 10 years, 5 to 10 years, 5 years and 10 to 30 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.

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

Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57 and 107 and rescission of FASB Interpretation No. 34,” the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for the guarantee.

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

Sales of products

Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts is transferred, or the implementation testing is duly completed.

For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.

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

Other sales

Other sales principally include the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, aircraft, equipment and others, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.

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

The meaning of other-than-temporary impairment and its application to certain investments

During the year ended March 31, 2006, the companies adopted FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1 “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.”

FSP Nos. FAS 115-1 and FAS 124-1 provides guidance on determining when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. FSP Nos. FAS 115-1 and FAS 124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain quantitative and qualitative disclosures about unrealized losses on debt and equity securities.

The effect of adoption of this guidance on the companies’ financial position and results of operations was immaterial.

Inventory costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.”

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

SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The effect of adoption of this statement on the companies’ financial position and results of operations will be immaterial.

Exchanges of nonmonetary assets

During the year ended March 31, 2006, the companies adopted SFAS No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29.”

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

In April 2005, the U.S. Securities and Exchange Commission adopted a new rule which amends the effective dates for SFAS No. 123R. Under the new rule, SFAS No. 123R is effective for fiscal years beginning after June 15, 2005. The effect of adoption of this statement on the companies’ financial position and results of operations will be immaterial.

Accounting for stripping costs incurred during production in the mining industry

In March 2005, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-6 (“EITF No. 04-6”), “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”

EITF No. 04-6 requires that stripping costs incurred during the production stage of the mine be accounted for as variable production costs that should be considered a component of mineral inventory costs and recognized as a component of costs of sales in the same period as the revenue from the sale of the inventory.

EITF No. 04-6 is effective for fiscal years beginning after December 15, 2005. The effect of adoption of this consensus on the companies’ financial position and results of operations will be immaterial.

Conditional asset retirement obligations

During the year ended March 31, 2006, the companies adopted FIN No. 47, “Accounting for Conditional Asset Retirement Obligations—an interpretation of FASB Statement No. 143.”

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

Accounting for purchases and sales of inventory with the same counterparty

In September 2005, the FASB Emerging Issues Task Force reached a consensus on Issue No. 04-13 (“EITF No. 04-13”), “Accounting for Purchases and Sales of Inventory with the Same Counterparty.”

EITF No. 04-13 requires that two or more inventory purchase and sales transactions with the same counterparty that are entered into in contemplation of one another should be combined for purposes of applying APB Opinion No. 29, “Accounting for Nonmonetary Transactions.” EITF No. 04-13 also requires that all nonmonetary exchanges of inventory within the same line of business other than those whereby an entity transfers finished goods inventory in exchange for the receipt of raw materials or work-in-process inventory should be recognized at the carrying amount of the inventory transferred.

EITF No. 04-13 is effective for new arrangements entered into, and modifications or renewals of existing arrangements, beginning in the first interim or annual reporting period beginning after March 15, 2006. The effect of adoption of this consensus on the companies’ financial position and results of operations will be immaterial.

Accounting for certain hybrid financial instruments

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.”

One of the amendments to SFAS No. 133 and SFAS No. 140 is that SFAS No. 155 permits an entity to elect fair value remeasurement for any hybrid financial instrument in its entirety with changes in fair value recognized in earnings, in which the hybrid financial instrument contains an embedded derivative that otherwise would require bifurcation.

SFAS No. 155 is effective for all financial instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Accounting for servicing of financial assets

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”

SFAS No. 156 requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable, and permits an entity to choose either the amortization method or the fair value measurement method for subsequent measurement of each class of separately recognized servicing assets and servicing liabilities.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

SFAS No. 156 is effective as of the beginning of its first fiscal year that begins after September 15, 2006. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

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

For the year ended March 31, 2006

The business combinations, which were completed during the year ended March 31, 2006, were immaterial.

For the year ended March 31, 2005

The following are the primary business combinations, which were completed during the year ended March 31, 2005.

Cornerstone Nutritional Labs, LLC

On December 21, 2004, CornerStone Research & Development, Inc., a wholly owned subsidiary of Mitsui & Co. (U.S.A.), Inc. (“Mitsui USA,” a wholly owned subsidiary of the Company), agreed with Cornerstone Nutritional Labs, LLC (“Cornerstone”) to take over its nutraceutical business by acquiring substantially all of the assets used in the business for U.S. $84.5 million. Cornerstone covers every aspect of nutraceutical production including raw material sourcing, blending, encapsulation and packaging in addition to new product development and sells its products to wholesalers mainly throughout the United States and Canada.

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

The purchase price was determined based on the expected future cash flows Cornerstone will generate. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The significant factors that contributed to the determination of the purchase price that resulted in the recognition of goodwill include the following: (1) the growth potential of Cornerstone’s supplements business due to an increased demand by major supplement makers to contract manufacturers including Cornerstone to provide every aspect of nutraceutical production and (2) the synergies that might be achieved from combining the operations with the Company and Mitsui USA’s supplements businesses.

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

NextCom K.K.

BSI Co., Ltd. (“BSI,” a wholly owned subsidiary of the Company), ADAM NET Ltd. (“ADAM NET,” a 92.3% owned subsidiary of the Company) and NextCom K.K. (“NextCom,” a 31.2% owned associated company of the Company accounted for under the equity method) entered into a merger agreement on September 10, 2004 and merged on December 11, 2004. NextCom remains as the surviving company among them. In conjunction with the merger, NextCom issued its own stocks to each shareholder of BSI and ADAM NET. As a result, the Company’s ownership of voting shares of NextCom rose by 16.5% to 47.7%. Upon the merger, by appointing a majority of the board members, the companies took control of the decision making by NextCom’s board of directors, and consequently, NextCom became a subsidiary of the Company. This exchange transaction was accounted for as partial sales of shares of BSI and ADAM NET previously owned by the Company and partial acquisitions of shares of NextCom. As a result of the partial sales transaction, the companies recognized a gain of ¥3,715 million in gain on sales of securities—net during the year ended March 31, 2005.

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

In connection with this acquisition, ¥128 million, ¥7 million and ¥3,063 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization and goodwill, respectively. The goodwill is not deductible for tax purposes and has been assigned to the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment.

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

Prior to the acquisition, Mitsui Norin had suffered from a large amount of impaired real estate investments made during the Japanese bubble economy period. In connection with a revival plan, Mitsui Norin exited the property development business and focused its management resources on the profitable food business. Having considered the plan, the Company decided to acquire the newly issued shares to further strengthen Mitsui Norin’s competitiveness in the food businesses, which consist mainly of manufacturing and sales of tea for home and business use and leaves for tea beverages. The Company has a strategic business plan to assist and expand the operations of Mitsui Norin as a core consolidated subsidiary in the tea material businesses conducted by the companies.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The consolidated financial statements for the year ended March 31, 2004 include the operating results of Mitsui Norin from the date of acquisition.

The purchase price was determined based on the expected future cash flows Mitsui Norin will generate. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The significant factors that contributed to the determination of the purchase price that resulted in the recognition of goodwill include the following: (1) Mitsui Norin’s long-term relationships with customers in the food market, (2) growth potential of Mitsui Norin’s tea materials business and (3) the synergies that might be achieved from combining the operations with the Company’s food businesses.

In connection with this acquisition, ¥16,607 million, ¥2,387 million and ¥16,547 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of unpatented technologies of ¥15,658 million with an amortization period of ten years. The intangible assets not subject to amortization consist primarily of a trademark of ¥2,375 million. The goodwill is deductible for tax purposes and has been assigned to the Foods & Retail Segment.

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

In accordance with SFAS No. 144, the companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under income (loss) from discontinued operations—net (after income tax effect). The figures of the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the prior years related to the discontinued operations have been reclassified to conform to the current year presentation.

The carrying amounts of assets and liabilities of a disposal group classified as held for sale were immaterial for the years ended March 31, 2006 and 2005.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Summarized selected financial information for the years ended March 31, 2006, 2005 and 2004 for the discontinued operations reclassified during the year ended March 31, 2006 was as follows:

	Millions of Yen
	Arcadia Petroleum	Other subsidiaries	Total
Year ended March 31, 2006:
Revenues	¥1,013	¥10,509	¥11,522

(Loss) income from discontinued operations before income taxes	¥(39)	¥498	¥459
Gain on disposal	46	587	633
Income tax (expense) benefit	(22)	161	139

(Loss) income from discontinued operations—net	¥(15)	¥1,246	¥1,231

Year ended March 31, 2005:
Revenues	¥13,266	¥17,833	¥31,099

Income from discontinued operations before income taxes	¥7,687	¥535	¥8,222
Income tax expense	(1,687)	(55)	(1,742)

Income from discontinued operations—net	¥6,000	¥480	¥6,480

Year ended March 31, 2004:
Revenues	¥356	¥12,098	¥12,454

Loss from discontinued operations before income taxes	¥(2,190)	¥(2,506)	¥(4,696)
Income tax expense	—	(328)	(328)

Loss from discontinued operations—net	¥(2,190)	¥(2,834)	¥(5,024)

The primary discontinued operations for the year ended March 31, 2006 were as follows:

Arcadia Petroleum

Arcadia Petroleum, a subsidiary partially reported in both the Energy and Europe Segments, had been engaged in the physical and future trading of crude oil in the United Kingdom. Due to its expanding activity under booming oil prices, the Company had been exposed to increasing risks such as market risk and required more management resources. As a result of the overall review of Arcadia Petroleum’s business model and the Company’s management resource optimization, the Company disposed of by sale all shares of Arcadia Petroleum during the year ended March 31, 2006.

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in various operations such as management of a membership golf club, general construction and construction and lease of assembly houses, and manufacture and sale of Ethylene-Dichloride.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Summarized selected financial information for the years ended March 31, 2005 and 2004 for the discontinued operations reclassified during the year ended March 31, 2005 was as follows:

	Millions of Yen
	Shirasagi Golf Club	Other subsidiaries	Total
Year ended March 31, 2005:
Revenues	—	—	—

Loss from discontinued operations before income taxes	—	—	—
Gain on disposal	¥1,161	¥47	¥1,208
Income tax expense	(477)	(19)	(496)

Income from discontinued operations—net	¥684	¥28	¥712

Year ended March 31, 2004:
Revenues	¥365	¥3,979	¥4,344

Loss from discontinued operations before income taxes	¥(100)	¥(1,818)	¥(1,918)
Income tax benefit	39	2,210	2,249

(Loss) income from discontinued operations—net	¥(61)	¥392	¥331

The primary discontinued operations for the year ended March 31, 2005 were as follows:

Shirasagi Golf Club

Shirasagi Golf Club, a subsidiary reported in the All Other Segment, had been engaged in the operation of a membership golf club in Japan, which opened for business in 1996. Shirasagi Golf Club had reported consecutive losses since the opening of the golf club because both the number of customers and the average sale per customer had declined amidst the prolonged severe economic conditions that followed the collapse of the bubble economy in Japan. In these business conditions, it was very unlikely that Shirasagi Golf Club would be able to improve its earnings and pay off its debts in the future, therefore the Company disposed of other than by sale the operation during the year ended March 31, 2005.

Other subsidiaries

The main subsidiary in this category is MBR Corporation (former Mitsui Bussan Rossignol Corporation), a subsidiary reported in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment.

The Company had been engaged in the sale of Rossignol brand skis, snowboards and other sporting goods in the Japanese market through MBR Corporation based on the distributorship agreements and the license agreement with Rossignol Group. These agreements were terminated in 2004, and accordingly, the Company disposed of other than by sale MBR Corporation during the year ended March 31, 2005. The gain on disposal of the operations before income taxes was immaterial. No revenues and loss from discontinued operations before income taxes were recognized by MBR Corporation for the year ended March 31, 2005. The revenues for the year ended March 31, 2004 were ¥1,662 million, and the loss from discontinued operations before income taxes for the year ended March 31, 2004 was ¥1,784 million.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Summarized selected financial information for the year ended March 31, 2004 for the discontinued operations reclassified during the year ended March 31, 2004 was as follows:

	Millions of Yen
	Takeoka Golf Club	Other subsidiaries	Total
Year ended March 31, 2004:
Revenues	¥423	¥2,393	¥2,816

Loss from discontinued operations before income taxes	¥(5,919)	¥(2,139)	¥(8,058)
Loss on disposal—net	(49)	(1,958)	(2,007)
Income tax benefit	2,449	3,585	6,034

Loss from discontinued operations—net	¥(3,519)	¥(512)	¥(4,031)

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

These subsidiaries had managed Global Octanes Texas Limited Partnership, which had been engaged in the manufacture and sale of Methyl Tertiary-Butyl Ether (“MTBE”), as its partners, but dissolved the partnership and disposed of the operations during the year ended March 31, 2004. This is because the demand for MTBE was expected to decrease in the future due to the increased probability that mandatory use of oxygenates including MTBE for gasoline would be abolished in the United States. The loss on disposal of the operations before income taxes was ¥3,054 million. The loss from discontinued operations before income taxes for the year ended March 31, 2004 was ¥2,160 million. The revenues for the year ended March 31, 2004 were immaterial.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

5.	MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At March 31, 2006 and 2005, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity debt securities were as follows:

	Millions of Yen
	Cost	Fair value	Unrealized holding gains (losses)
			Gains	Losses	Net
March 31, 2006:
Available-for-sale:
Marketable equity securities	¥275,296	¥591,186	¥316,115	¥(225)	¥315,890
Foreign debentures, commercial paper and other debt securities	89,823	89,927	138	(34)	104
Held-to-maturity debt securities, consisting principally of foreign debentures	11,930	11,930	0	—	0

March 31, 2005:
Available-for-sale:
Marketable equity securities	¥191,007	¥333,097	¥143,261	¥(1,171)	¥142,090
Foreign debentures, commercial paper and other debt securities	306,922	306,944	24	(2)	22
Held-to-maturity debt securities, consisting principally of foreign debentures	1,591	1,591	0	—	0

The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities), with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets were ¥21,791 million and ¥217,988 million at March 31, 2006 and 2005, respectively. The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities) included in investments in and advances to associated companies in the Consolidated Balance Sheets were ¥35,241 million and ¥32,217 million at March 31, 2006 and 2005, respectively.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

At March 31, 2006 and 2005, the fair value and gross unrealized holding losses on available-for-sale securities and held-to-maturity debt securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen
	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
March 31, 2006:
Available-for-sale:
Marketable equity securities	¥2,370	¥(225)	—	—
Foreign debentures, commercial paper and other debt securities	4,706	(34)	—	—
Held-to-maturity debt securities, consisting principally of foreign debentures	—	—	—	—

Total	¥7,076	¥(259)	—	—

March 31, 2005:
Available-for-sale:
Marketable equity securities	¥16,402	¥(1,171)	—	—
Foreign debentures, commercial paper and other debt securities	4	(2)	—	—
Held-to-maturity debt securities, consisting principally of foreign debentures	—	—	—	—

Total	¥16,406	¥(1,173)	—	—

The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of marketable equity securities (approximately 10 issuers) of customers in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The severity of decline in fair value less than cost was 1% to 7% and the duration of the impairment was less than nine months. The companies evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at March 31, 2006.

For the years ended March 31, 2006, 2005 and 2004, losses of ¥1,775 million, ¥586 million and ¥1,262 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.

The portion of net trading gains and losses for the year that relates to trading securities still held at March 31, 2006, 2005 and 2004 were as follows:

	Millions of Yen
	2006	2005	2004
Net trading gains (losses)	¥0	¥(7)	¥(32)

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2006, 2005 and 2004 are shown below:

	Millions of Yen
	2006	2005	2004
Proceeds from sales	¥36,741	¥21,864	¥51,250

Gross realized gains	¥21,678	¥10,018	¥18,741
Gross realized losses	(94)	(52)	(239)

Net realized gains	¥21,584	¥9,966	¥18,502

On September 1, 2005, in connection with foundation of Seven & i Holdings Co., Ltd., the companies exchanged shares of Seven-Eleven Japan Co., Ltd. for those of Seven & i Holdings Co., Ltd. In accordance with EITF No. 91-5, “Nonmonetary Exchange of Cost-Method Investments,” a non-cash gain of ¥4,227 million was recorded for the year ended March 31, 2006, and is included in gain on sales of securities—net in the Statements of Consolidated Income. On January 1, 2006, in connection with business combination of KDDI Corp. and POWEREDCOM Inc., the Company exchanged shares of POWEREDCOM Inc. for those of KDDI Corp., as an acquiring company. In accordance with EITF No. 91-5, a non-cash gain of ¥3,292 million was recorded for the year ended March 31, 2006, and is included in gain on sales of securities—net in the Statements of Consolidated Income.

On April 1, 2004, in connection with the foundation of T&D Holdings, Inc., the Company exchanged shares of Taiyo Life Insurance Company for those of T&D Holdings, Inc. In accordance with EITF No. 91-5, a non-cash gain of ¥1,657 million was recorded for the year ended March 31, 2005, and is included in gain on sales of securities—net in the Statements of Consolidated Income.

Debt securities classified as available-for-sale and held-to-maturity at March 31, 2006 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized Cost	Aggregate fair value	Amortized Cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥29,947	¥29,962	¥1,468	¥1,468
After 1 year through 5 years	58,664	58,753	10,452	10,452
After 5 years through 10 years	1,206	1,206	10	10
After 10 years	6	6	—	—

Total	¥89,823	¥89,927	¥11,930	¥11,930

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥324,395 million and ¥295,564 million at March 31, 2006 and 2005, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥8,868 million, ¥15,958 million and ¥29,804 million for the years ended March 31, 2006, 2005 and 2004, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥248,970 million and ¥214,126 million at March 31, 2006 and 2005, respectively. Investments with an aggregate carrying amount of ¥226,177 million at March 31, 2006 and ¥171,485 million at March 31, 2005, were not evaluated for impairment because the companies did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments and the companies determined that it is not practicable to estimate the fair value of those investments in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

6.	INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. In addition, noncontrolling investments in general partnerships, limited partnerships and limited liability companies are also accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Mitsui Oil Exploration Co., Ltd. (47.35%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), IPM Eagle LLP (30.00%), Sakhalin Energy Investment Company Ltd. (25.00%), Nihon Unisys, Ltd. (32.42%) and United Auto Group, Inc. (15.36%).

The investment in Valepar S.A. is accounted for under the equity method because of the Company’s ability to exercise significant influence over operating and financial policies primarily through board representation and power of veto over significant operating and financial decisions through the board of directors. As the sole operating company among the shareholders, which consist primarily of pension funds and financial institutions, the Company utilizes its experience and expertise in operating businesses and substantively participates in the decision-making processes.

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

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Investments in and advances to associated companies at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen
	2006	2005
Investments in capital stock	¥1,181,219	¥880,609
Advances	119,368	92,610

Total	¥1,300,587	¥973,219

The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥113,431 million and ¥100,540 million at March 31, 2006 and 2005, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to property and equipment which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 8 to 42 years, using either the straight-line or the unit-of-production method.

Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥142,180 million and ¥117,109 million at March 31, 2006 and 2005, respectively. Corresponding aggregate quoted market values were ¥315,365 million and ¥169,620 million, respectively.

Summarized financial information for associated companies at March 31, 2006 and 2005 and for the years ended March 31, 2006, 2005 and 2004 was as follows:

	Millions of Yen
	2006	2005
Current assets	¥4,203,539	¥3,702,750
Property and equipment—net of accumulated depreciation	5,764,884	4,195,274
Other assets	1,904,449	1,473,911

Total assets	¥11,872,872	¥9,371,935

Current liabilities	¥3,326,220	¥2,974,848
Long-term liabilities	3,378,679	2,835,459
Minority interests	1,150,406	599,892
Shareholders’ equity	4,017,567	2,961,736

Total liabilities and shareholders’ equity	¥11,872,872	¥9,371,935

The companies’ equity in the net assets of associated companies	¥1,067,788	¥780,069

	Millions of Yen
	2006	2005	2004
Revenues	¥7,240,519	¥6,295,587	¥4,212,195
Gross profit	2,037,245	1,582,586	986,659
Income before cumulative effect of change in accounting principle	585,579	357,019	195,059
Net income	585,579	357,019	190,857

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ revenues and purchases from associated companies included in cost of revenues during the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of Yen
	2006	2005	2004
Revenues	¥89,134	¥121,283	¥107,816
Purchases	238,015	192,405	161,221

Dividends received from associated companies for the years ended March 31, 2006, 2005 and 2004 amounted to ¥63,597 million, ¥32,817 million and ¥18,714 million, respectively.

Consolidated unappropriated retained earnings at March 31, 2006 and 2005 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥205,811 million and ¥142,823 million, respectively.

7.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the change in the allowance for doubtful receivables is as follows:

	Millions of Yen
	Current	Non-current	Total
Year ended March 31, 2006:
Balance at beginning of year	¥22,519	¥100,066	¥122,585
Credits charged off	(369)	(25,045)	(25,414)
Provision for doubtful receivables	2,036	(1,988)	48
Others	2,517	11,480	13,997

Balance at end of year	¥26,703	¥84,513	¥111,216

Year ended March 31, 2005:
Balance at beginning of year	¥22,498	¥110,098	¥132,596
Credits charged off	(3,604)	(19,241)	(22,845)
Provision for doubtful receivables	6,306	2,477	8,783
Others	(2,681)	6,732	4,051

Balance at end of year	¥22,519	¥100,066	¥122,585

Year ended March 31, 2004:
Balance at beginning of year	¥21,236	¥139,793	¥161,029
Credits charged off	(3,230)	(33,584)	(36,814)
Provision for doubtful receivables	6,502	3,376	9,878
Others	(2,010)	513	(1,497)

Balance at end of year	¥22,498	¥110,098	¥132,596

Note:	“Others” principally includes the effect of consolidation of certain subsidiaries, reclassification to discontinued operations and the effect of changes in foreign currency exchange rates.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The recorded investment in impaired loans, as defined in SFAS No. 114, and the allowance for doubtful receivables related to such loans at March 31, 2006 and 2005 were as follows:

	Millions of Yen
	2006		2005
	Impaired loans	Allowance for doubtful receivables	Impaired loans	Allowance for doubtful receivables
Impaired loans with an allowance for doubtful receivables	¥104,513	¥82,967	¥129,805	¥93,665
Impaired loans without an allowance for doubtful receivables	11,353	—	5,919	—

Total	¥115,866	¥82,967	¥135,724	¥93,665

The average investment in impaired loans and interest income on impaired loans for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of Yen
	2006	2005	2004
Average investment in impaired loans	¥125,795	¥150,429	¥180,081
Interest income recognized on impaired loans	1,475	1,304	1,701

Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired.

8.	LEASES

Lessor

The companies lease real estate, rolling stock, ocean transport vessels, aircraft, equipment and others.

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

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The following comprise the components of the net investment in direct financing leases as of March 31, 2006 and 2005:

	Millions of Yen
	2006	2005
Total minimum lease payments to be received	¥112,701	¥86,060
Estimated unguaranteed residual value of leased assets	16,618	15,926
Deferred initial direct costs	14	—
Less unearned income	(46,344)	(33,690)

Investment in direct financing leases	82,989	68,296
Less allowance for doubtful receivables	(1,208)	(890)

Net investment in direct financing leases	¥81,781	¥67,406

The following is a schedule by years of future minimum lease payments to be received from direct financing leases as of March 31, 2006:

Millions of Yen
Year ending March 31:
2007	¥10,911
2008	12,810
2009	10,620
2010	10,534
2011	10,195
Thereafter	57,631

Total	¥112,701

The following represent the components of the net investment in leveraged leases as of March 31, 2006 and 2005:

	Millions of Yen
	2006	2005
Total minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt)	¥4,710	¥4,634
Estimated unguaranteed residual value of leased assets	5,596	6,288
Less unearned income	(2,560)	(2,721)

Investment in leveraged leases	7,746	8,201
Less allowance for doubtful receivables	0	(292)
Less deferred tax liabilities arising from leveraged leases	(7,258)	(7,252)

Net investment in leveraged leases	¥488	¥657

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The following provides an analysis of the companies’ investment in property on operating leases and property held for lease by classes as of March 31, 2006 and 2005:

	Millions of Yen
	2006			2005
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Real estate	¥187,037	¥(59,913)	¥127,124	¥164,468	¥(59,863)	¥104,605
Rolling stock	45,790	(2,458)	43,332	21,238	(1,470)	19,768
Ocean transport vessels	34,820	(6,590)	28,230	29,685	(5,575)	24,110
Aircraft	5,745	(97)	5,648	31,737	(5,391)	26,346
Equipment and others	30,775	(16,526)	14,249	19,895	(11,549)	8,346

Total	¥304,167	¥(85,584)	¥218,583	¥267,023	¥(83,848)	¥183,175

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 31, 2006:

Millions of Yen
Year ending March 31:
2007	¥11,475
2008	9,490
2009	7,494
2010	6,109
2011	5,106
Thereafter	22,175

Total	¥61,849

Lessee

The companies lease equipment, real estate and others under capital leases. At March 31, 2006, approximately 60% of the capital leases are with the Company’s associated company, Mitsui Leasing & Development, Ltd.

The following provides an analysis of the companies’ leased assets recorded under capital leases by classes as of March 31, 2006 and 2005:

	Millions of Yen
	2006			2005
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Equipment	¥25,927	¥(14,005)	¥11,922	¥28,024	¥(13,651)	¥14,373
Real estate	7,747	(641)	7,106	3,015	(329)	2,686
Others	3,725	(1,877)	1,848	3,831	(1,629)	2,202

Total	¥37,399	¥(16,523)	¥20,876	¥34,870	¥(15,609)	¥19,261

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The following is a schedule by years of future minimum lease payments under capital leases together with components of the present value of the net minimum lease payments as of March 31, 2006:

Millions of Yen
Year ending March 31:
2007	¥5,718
2008	4,874
2009	3,237
2010	4,571
2011	2,318
Thereafter	6,149

Total minimum lease payments	26,867

Less amount representing interest	(2,262)

Present value of net minimum lease payments	24,605
Less current capital lease obligations	5,364

Long-term capital lease obligations	¥19,241

The companies lease real estate, ocean transport vessels, aircraft, rolling stock and equipment under operating leases. Most of the ocean transport vessels, aircraft and rolling stock under operating leases are subleased to third parties.

The Company and certain subsidiaries sold real estate and others to third parties for ¥11,622 million and ¥17,382 million in total during the years ended March 31, 2006 and 2005, respectively, and leased them back with terms ranging up to 10 years. The resulting leases were classified as operating leases.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2006. Minimum payments have not been reduced by minimum sublease rentals of ¥57,895 million due in the future under noncancelable subleases:

Millions of Yen
Year ending March 31:
2007	¥27,718
2008	21,149
2009	16,238
2010	13,867
2011	11,727
Thereafter	48,085

Total	¥138,784

Rental expenses incurred for operating leases for the years ended March 31, 2006, 2005 and 2004 were ¥46,511 million, ¥40,957 million and ¥35,770 million, respectively. Sublease rental income for the years ended March 31, 2006, 2005 and 2004 were ¥18,422 million, ¥18,633 million and ¥16,562 million, respectively.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

9.	PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At March 31, 2006 and 2005, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	2006	2005
Trade receivables (current and non-current)	¥120,030	¥66,968
Inventories	38,563	26,625
Investments	83,714	27,232
Property leased to others (net book value)	30,604	28,856
Property and equipment (net book value)	67,026	31,525
Other	16,233	14,442

Total	¥356,170	¥195,648

The distribution of such collateral among short-term debt, long-term debt and guarantees of contracts and others was as follows:

	Millions of Yen
	2006	2005
Short-term debt	¥60,754	¥27,887
Long-term debt	167,211	123,345
Guarantees of contracts and others	128,205	44,416

Total	¥356,170	¥195,648

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

Financial assets accepted as collateral

At March 31, 2006 and 2005, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	2006	2005
Bank deposits	¥1,550	¥2,081
Promissory notes	2,960	5,465
Trade receivables—accounts	2,357	231
Stocks and bonds	11,459	7,787

Promissory notes of ¥693 million and ¥2,106 million which have been provided as collateral were repledged at March 31, 2006 and 2005, respectively.

There were no financial assets accepted as collateral under security repurchase agreements at March 31, 2006 and 2005.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

10.	IMPAIRMENT LOSS OF LONG-LIVED ASSETS

The companies recognized impairment losses of long-lived assets in accordance with the provisions of SFAS No. 144 during the years ended March 31, 2006, 2005 and 2004. See Note 4, “DISCONTINUED OPERATIONS,” for the impairment loss of long-lived assets reported in discontinued operations.

The impairment losses of long-lived assets for the year ended March 31, 2006 consist principally of production facilities owned by an aluminum smelting subsidiary in the United States, land and buildings for certain businesses owned by domestic and foreign subsidiaries, and land held for lease owned by the Company. The impairment losses of long-lived assets also consist principally of another production facilities owned by the aluminum smelting subsidiary in the United States, land held for development and lease owned by the Company, and gasoline stations, land and buildings for certain businesses owned by domestic subsidiaries for the year ended March 31, 2005 and real estate such as corporate residences and dormitories owned by the Company for employees and machinery production facilities, golf courses and gasoline stations owned by domestic subsidiaries for the year ended March 31, 2004.

The impairments for the year ended March 31, 2006 mainly related to declining profitability resulting from deterioration in the terms of a power purchase contract during the course of renewal negotiations, and the reorganization of business structure and distribution bases. The impairments for the year ended March 31, 2005 mainly related to declining profitability resulting from the deterioration of business environment such as increasing electricity costs and to a continuous decline in the market value of land in Japan. The impairments for the year ended March 31, 2004 mainly related to land in Japan which had experienced significant decreases in market value, and to production facilities of certain subsidiaries resulting from operating losses. See Note 25, “EXIT OR DISPOSAL ACTIVITIES,” for the exit or disposal activities which resulted in recognition of impairment losses of long-lived assets.

Impairment losses of long-lived assets recognized by operating segment for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of Yen
	2006	2005	2004
Iron & Steel Products	¥1,276	¥1,169	¥628
Iron & Steel Raw Materials and Non-Ferrous Metals	11,804	7,048	—
Machinery & Infrastructure Projects	6,725	337	5,842
Chemical	581	1,698	581
Energy	1,178	2,580	1,340
Foods & Retail	6,797	238	266
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	2,068	1,472	147
Logistics & Financial Markets	254	57	213
Americas	1,911	954	181
Europe	19	–	–
Asia	13	–	115
All Other	2,818	5,601	3,992
Adjustments and Eliminations	611	(620)	5,829

Consolidated Total	¥36,055	¥20,534	¥19,134

Notes: (1)	“Adjustments and Eliminations” represents impairment losses related to assets not allocated to specific operating segments. The reclassification to income (loss) from discontinued operations—net for the years ended March 31, 2005 and 2004 are also included in “Adjustments and Eliminations.”

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

(2)	The figures for the years ended March 31, 2005 and 2004 have been reclassified to conform to the current year segment presentation of operating segment information as the composition of the reportable segments of the companies was changed.

The fair value of the assets is calculated based on independent appraisals, market value or discounted future cash flows whichever management considers the most appropriate.

In addition to the impairment losses of long-lived assets based on SFAS No. 144 shown in the above table, the impairment losses of intangible assets not subject to amortization based on SFAS No. 142 were included in impairment losses of long-lived assets in the Statements of Consolidated Income for the years ended March 31, 2006, 2005 and 2004 as discussed in Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.”

11.	ASSET RETIREMENT OBLIGATIONS

The companies recognized the cumulative effect of the initial application of SFAS No. 143 as a separate line in the Statements of Consolidated Income for the year ended March 31, 2004 under cumulative effect of change in accounting principle (after income tax effect) amounting to ¥2,285 million (loss) including the Company’s share of amounts attributable to associated companies. The cumulative-effect adjustment represents the difference between the net amount that was recognized in the Consolidated Balance Sheets upon the retroactive application of SFAS No. 143 as of April 1, 2003 and the amount recognized in the Consolidated Balance Sheets at that date prior to the application of SFAS No. 143.

The asset retirement obligations are principally related to the costs of dismantling and removing mining facilities and gas production facilities owned by subsidiaries in Australia, which are engaged in mining operations or oil and gas producing activities.

The changes in asset retirement obligations for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen
	2006	2005
Balance at beginning of year	¥11,514	¥7,328
Liabilities incurred	6,239	6,557
Liabilities settled	(655)	(3,135)
Accretion expense	496	409
Foreign currency translation adjustments	196	355

Balance at end of year	¥17,790	¥11,514

The pro forma effects of the retroactive application on net income and basic and diluted net income per share for the years ended March 31, 2004, as if SFAS No. 143 had been adopted on April 1, 2002, were as follows:

Millions of Yen
2004
Net income	¥70,672

Yen
2004
Basic net income per share	¥44.69
Diluted net income per share	42.25

Note:	Pro forma net income for the year ended March 31, 2004 represents reported net income excluding cumulative effect of change in accounting principle (after income tax effect) of ¥2,285 million (loss) (¥1.44 per basic share and ¥1.36 per diluted share).

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen
	2006		2005
	Gross carrying amount	Accumulated amortization	Gross carrying Amount	Accumulated amortization
Software	¥48,563	¥24,600	¥44,221	¥18,406
Unpatented technologies	15,698	4,315	15,695	2,742
Trademarks	10,901	7,425	9,839	6,498
Patents	9,541	9,415	9,099	8,583
Customer relationships	6,905	1,670	6,564	1,099
Other	27,494	16,575	28,531	16,151

Total	¥119,102	¥64,000	¥113,949	¥53,479

The aggregate amortization expense of intangible assets for the years ended March 31, 2006, 2005 and 2004 was ¥15,027 million, ¥12,853 million and ¥11,496 million, respectively. The estimated aggregate amortization expense of intangible assets at March 31, 2006 for each of the next five years is as follows:

Millions of Yen
Year ending March 31:
2007	¥15,224
2008	11,758
2009	9,280
2010	6,697
2011	3,958

Total carrying amount of intangible assets not subject to amortization (excluding goodwill) at March 31, 2006 and 2005 consisted of:

	Millions of Yen
	2006	2005
Land rights	¥7,795	¥7,242
Trademarks	2,623	2,386
Other	2,637	2,382

Total	¥13,055	¥12,010

Intangible assets subject to amortization acquired during the year ended March 31, 2006 totaled ¥10,049 million, and consisted primarily of software of ¥7,456 million. The weighted average amortization period for software is 5 years. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2006 was immaterial.

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

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The impairment losses recognized for intangible assets subject to amortization and not subject to amortization (excluding goodwill) for the years ended March 31, 2006 and 2005 were immaterial. During the year ended March 31, 2004, the companies recognized impairment losses of ¥1,533 million on intangible assets which are included in impairment loss of long-lived assets in the Statements of Consolidated Income. The impairment losses consisted primarily of ¥1,034 million on the write-down of land rights which are held by domestic subsidiaries within the Lifestyle, Consumer Service and Information, Electronics & Telecommunication and the Energy Segments. The impairments of land rights resulted from a decrease in the fair value. The fair value for the basis of determining the impairment loss was calculated based on discounted future cash flows.

In addition to the intangible assets shown in the above tables, intangible assets in the Consolidated Balance Sheets at March 31, 2006 and 2005 also included unrecognized prior service costs totaling ¥63 million and ¥80 million, respectively, which were recorded under SFAS No. 87 as discussed in Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES.”

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2006 and 2005 were as follows:

	Millions of Yen
	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Americas	Consolidated Total
Balance at April 1, 2004	¥0	¥2,560	¥1,472	¥1,345	¥17,098	¥2,222	¥422	¥25,119
Acquisition	705	—	—	262	—	3,147	3,597	7,711
Impairment losses	—	—	—	—	—	(1,114)	—	(1,114)
Others	—	42	70	7	(10)	(234)	106	(19)

Balance at March 31, 2005	705	2,602	1,542	1,614	17,088	4,021	4,125	31,697
Acquisition	—	222	—	—	—	748	118	1,088
Impairment losses	—	(2,838)	—	—	—	—	—	(2,838)
Others	—	236	229	118	(9)	(288)	358	644

Balance at March 31, 2006	¥705	¥222	¥1,771	¥1,732	¥17,079	¥4,481	¥4,601	¥30,591

Notes:	(1) “Others” principally includes the effect of changes in foreign currency exchange rates and the effect of deconsolidation of certain subsidiaries.

(2)    The figures for the year ended March 31, 2005 have been reclassified to conform to the current year segment presentation of operating segment information as the composition of the reportable segments of the companies was changed.

The impairment losses included in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment for the year ended March 31, 2006 consisted of an impairment loss of ¥2,838 million for goodwill related to an aluminum smelting subsidiary in the United States. Because of the deterioration in the terms of the power purchase contract during the course of renewal negotiations, the carrying amount of the subsidiary exceeded the fair value of the subsidiary and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The impairment losses included in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment for the year ended March 31, 2005 consisted primarily of an impairment loss of ¥923 million for goodwill related to a domestic subsidiary of the Company. Because the subsidiary experienced a downturn in profitability due to the deterioration of competitive environment in the information system development industry, the carrying amount of the subsidiary exceeded the fair value of the subsidiary and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill.

No impairment loss was recorded for goodwill during the year ended March 31, 2004.

The fair value of the subsidiary for the basis of determining the impairment loss of goodwill was calculated based on discounted future cash flows.

13.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt

Short-term debt at March 31, 2006 and 2005 were comprised of the following:

	Millions of Yen
	2006		2005
		Interest rate*1		Interest rate*1
Short-term bank loans and others	¥405,821	4.5%	¥410,880	2.3%
Commercial paper	70,614	1.4	94,643	1.0
Notes under medium-term note programme	67,827	0.1	109,210	0.1

Total	544,262		614,733
SFAS No. 133 fair value adjustment *2	(3,465)		620

Total	¥540,797		¥615,353

*1	The interest rates represent weighted average rates in effect at March 31, 2006 and 2005 regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.
*2	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Unused lines of credit, for short-term financing outside Japan, aggregated ¥756,591 million at March 31, 2006. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material during the years ended March 31, 2006 and 2005.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Long-term debt

Long-term debt at March 31, 2006 and 2005 consisted of the following:

	Millions of Yen
	2006	2005
Long-term debt with collateral (Note 9):
Banks and insurance companies, maturing serially through 2016—principally 1% to 13%	¥79,186	¥38,554
Government-owned banks and government agencies, maturing serially through 2056—principally 0.7% to 7%	73,995	65,504
Other, maturing serially through 2018—principally 2%	6,173	5,286

Total	159,354	109,344

Long-term debt without collateral:
Banks and others (principally insurance companies):
Principally 0.01% to 6%, maturing serially through 2019	1,567,642	1,518,613
Principally 0.4% to 18%, maturing serially through 2019 (payable in foreign currencies)	454,894	477,776
Bonds and notes:
Japanese yen convertible bonds (fixed rate 1.05%, due 2009)	91,382	92,775
Japanese yen bonds with early redemption clause (fixed rate 0.7% to 1.4%, due 2013–2015)	61,000	61,000
Japanese yen bonds with early redemption clause (fixed and floating rate: floating rate 1.6%, due 2016)	10,000	10,000
Japanese yen bonds (fixed rate 0.3% to 3.6%, due 2006–2019)	237,158	250,270
Japanese yen bonds (fixed and floating rate: floating rate 1.7% to 2.8%, due 2013–2024)	101,500	70,500
Japanese yen bonds (fixed and floating rate: fixed rate 2.4% to 3.3%, due 2014–2024)	—	31,000
Japanese yen bonds (floating rate 1.2% to 2.3%, due 2010–2017)	102,000	87,000
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3.0% to 3.3%, due 2007–2012)	30,000	30,000
Notes under global medium-term note programme (fixed rate 0.9% to 4.7%, due 2005–2014)	13,828	18,381
Notes under euro medium-term note programme (fixed rate 0.2% to 5.5%, due 2005–2019)	166,883	145,918
Notes under euro medium-term note programme (floating rate 0.4% to 5.3%, due 2005–2015)	15,838	13,573
Notes under euro medium-term note programme (fixed and floating rate: floating rate 0.1% to 0.2%, due 2023–2024)	8,900	8,900
Capital lease obligations (principally 0.5% to 5.5%, maturing serially through 2030)	24,605	21,328
Accounts payables, derivative liabilities and others due through 2019:
Interest bearing	12,404	43,081
Non-interest bearing	240,925	149,893

Total	3,138,959	3,030,008

Total	3,298,313	3,139,352
SFAS No. 133 fair value adjustment*	(34,238)	57,521

Total	3,264,075	3,196,873
Less current maturities	353,185	291,950

Long-term debt, less current maturities	¥2,910,890	¥2,904,923

*	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2006 were 5.00% and 5.14%, respectively. The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2005 were 3.12% and 3.40%, respectively. (See Note 26, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” and Note 27, “FINANCIAL INSTRUMENTS.”)

The 1.05% Convertible Bonds due 2009 may be converted into common stock at ¥876.60 per share, at the option of the holder and may be redeemed at the option of the Company at specified percentages of the principal.

The indenture, under which the bonds were issued, does not require maintenance of a prescribed amount of net assets, a minimum debt/equity ratio or limits on the payment of cash dividends by the Company.

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions a bank may require the borrower to provide collateral (or additional collateral) or guarantors with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Default provisions of certain loan agreements grant certain rights of possession to the lenders. At March 31, 2006, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, to provide collateral, which is not specified in the loan agreements, aggregated ¥59,909 million.

Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors’ review and approval before presentation to the shareholders. Certain of those agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2006 and 2005, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

Maturities of long-term debt outstanding at March 31, 2006 were as follows, excluding the effect of the SFAS No. 133 fair value adjustment:

Millions of Yen
Year ending March 31:
2007	¥326,531
2008	468,984
2009	230,545
2010	424,654
2011	245,465
Thereafter	1,602,134

Total	¥3,298,313

14.	PENSION COSTS AND SEVERANCE INDEMNITIES

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

Effective April 2006, the Company converted certain portions of CPF into a defined contribution plan and a cash balance plan. This conversion has been approved by the Japanese Minister of Health, Labour and Welfare.

The Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.

The Company and most subsidiaries use a measurement date of March 31 for their defined benefit pension plans.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Obligations and funded status

The following table sets forth the reconciliation of benefit obligations, plan assets and funded status of the plans:

	Millions of Yen
	2006	2005
Change in benefit obligation:
Benefit obligation at beginning of year	¥261,197	¥255,806
Service cost	10,833	10,798
Interest cost	5,935	5,616
Plan participants’ contributions	359	365
Plan amendments	—	(342)
Actuarial loss	10,139	1,552
Benefits paid from plan assets	(11,442)	(10,799)
Direct benefit payments	(2,874)	(3,120)
Settlements	(7,227)	—
Acquisitions and divestitures	3,986	774
Foreign currency translation adjustments	1,060	547

Benefit obligation at end of year	271,966	261,197

Change in plan assets:
Fair value of plan assets at beginning of year	291,645	262,786
Actual return on plan assets	63,819	11,218
Employer contribution	3,590	27,734
Plan participants’ contributions	359	365
Benefits paid from plan assets	(11,442)	(10,799)
Settlements	(4,559)	—
Acquisitions and divestitures	2,390	95
Foreign currency translation adjustments	704	246

Fair value of plan assets at end of year	346,506	291,645

Funded status at end of year	74,540	30,448
Unrecognized prior service cost	(5,816)	(6,413)
Unrecognized net actuarial loss	6,146	53,855

Net amount recognized	¥74,870	¥77,890

Amounts recognized in the Consolidated Balance Sheets consist of:
Intangible assets	¥63	¥80
Other assets (prepaid pension costs)	102,439	107,958
Accrued pension costs and liability for severance indemnities	(36,769)	(39,467)
Accumulated other comprehensive loss (before income tax effect)	9,137	9,319

Net amount recognized	¥74,870	¥77,890

The prior service cost is amortized over the average remaining service period of employees expected to receive related benefits.

The amortization periods of the unrecognized net actuarial loss are seven years for CPF and the average remaining service period for other defined benefit pension plans.

The accumulated benefit obligation for the companies’ defined benefit pension plans as of March 31, 2006 and 2005 was ¥269,978 million and ¥256,692 million, respectively.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥60,882 million and ¥23,538 million at March 31, 2006 and ¥62,745 million and ¥20,140 million at March 31, 2005. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were ¥59,088 million and ¥23,538 million at March 31, 2006 and ¥57,339 million and ¥18,954 million at March 31, 2005.

Components of net periodic pension costs

Net periodic pension costs of the companies’ defined benefit pension plans for the years ended March 31, 2006, 2005 and 2004 included the following components:

	Millions of Yen
	2006	2005	2004
Service cost—benefits earned during the period	¥10,833	¥10,798	¥11,920
Interest cost on projected benefit obligation	5,935	5,616	5,487
Expected return on plan assets	(8,361)	(6,723)	(6,013)
Amortization of unrecognized prior service cost	(590)	(410)	(137)
Amortization of unrecognized net actuarial loss	3,585	2,998	21,806
Curtailment gain	—	—	(64)
Settlement (gain) loss	(353)	—	10,504
Gain on derecognition of previously accrued salary progression	—	—	(2,183)

Net periodic pension costs	¥11,049	¥12,279	¥41,320

Assumptions

Weighted-average assumptions used to determine the companies’ benefit obligations as of March 31, 2006 and 2005 are set forth as follows:

	2006	2005
Discount rate	2.5%	2.4%
Rate of increase in future compensation levels	0.4	0.4

Weighted-average assumptions used to determine the companies’ net periodic pension costs for the years ended March 31, 2006, 2005 and 2004 are set forth as follows:

	2006	2005	2004
Discount rate	2.4%	2.4%	2.5%
Expected long-term rate of return on plan assets	2.6	2.5	2.6
Rate of increase in future compensation levels	0.4	0.5	1.0

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

The rate of increase in future compensation levels was not applied in determining the projected benefit obligation of CPF, because the benefit formulas of these plans do not contain factors relating to compensation levels.

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

Plan assets

The companies’ pension plan weighted-average asset allocations based on the fair value of such assets as of March 31, 2006 and 2005 are set forth as follows:

Asset category	2006	2005
Equity securities	52%	54%
Debt securities	36	27
Life insurance company general accounts	3	4
Cash and deposits	1	11
Other	8	4

Total	100%	100%

Equity securities include securities held in the Company’s employee retirement benefit trust. The fair value of those securities as of March 31, 2006 and 2005 was 32% and 31% of total fair value of plan assets, respectively. Life insurance company general accounts are pooled investment portfolios managed by insurance companies and guarantee a minimum rate of return.

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

The companies’ weighted-average target allocation of plan assets as of March 31, 2006 was 53% equity securities (including securities held in the employee retirement benefit trust), 43% debt securities (including life insurance company general accounts), 3% cash and deposits and 1% other assets.

The fair value of equity securities of an associated company included in plan assets was ¥11,534 million (3% of total fair value of plan assets) and ¥20,250 million (7% of total fair value of plan assets) at March 31, 2006 and 2005, respectively.

Cash flows

Contributions

The companies expect to contribute ¥22,745 million to their defined benefit pension plans for the year ending March 31, 2007.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Yen
Year ending March 31:
2007	¥13,791
2008	13,928
2009	14,561
2010	14,860
2011	15,126
2012–2016	78,360

In addition to the above defined benefit pension plans, the Company provides the “Early Retirement Support Plan” to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2006, 2005 and 2004, the Company recorded ¥5,313 million, ¥3,107 million and ¥3,201 million of periodic payments in excess of previous projections and projected benefits based on factors including the history of benefit payments as selling, general and administrative expenses, respectively.

15.	SHAREHOLDERS’ EQUITY

Effective May 1, 2006, the Corporate Law of Japan (the “Corporate Law”) reformed and replaced the Commercial Code of Japan (the “Code”), while Japanese companies were subject to the Code until April 30, 2006.

Common stock and capital surplus

Under the Code, certain issuances of common stock, including conversions of bonds and notes and exercises of warrants issued, are required to be credited to the common stock account for at least 50% of the proceeds.

At March 31, 2006, 104,245,950 shares of common stock were reserved for the conversion of outstanding bonds.

The Code permits, upon approval by the Board of Directors, transfers of amounts from capital surplus to the common stock account. The amounts available for transfer are based on capital surplus as defined by accounting practices prevailing in Japan. Additional amounts recorded as capital surplus to conform with U.S. GAAP shall not be transferred to the common stock account under the Code. The net amount of such capital surplus was ¥68,267 million at March 31, 2006 and primarily relate to accounting for warrants, business combinations and stock issuance costs. When debt securities were previously issued with detachable stock purchase warrants, the portion of the proceeds which was allocable to the warrants was credited to capital surplus under U.S. GAAP. In addition, the step acquisition of the shares held by minority shareholders of a subsidiary by selling unissued shares of the Company was accounted for by the purchase method under U.S. GAAP rather than by the pooling of interests method which was prevailing in Japan when such business combinations occurred.

Pursuant to the resolution of the Board of Directors, the Company made free distributions of common stock in prior years. Such free distributions did not result in the transfer of retained earnings to common stock or capital surplus. Corporations in the United States issuing shares in similar transactions would be required to

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued. If such United States practice had been applied to the above free distributions of shares made on and after September 30, 1986, capital surplus at March 31, 2006 would have been increased by ¥87,860 million with a corresponding decrease in unappropriated retained earnings.

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

Retained earnings, exclusive of retained earnings appropriated for the legal reserve, shown in the Company’s general books of account amounted to ¥260,336 million at March 31, 2006. The amount does not include any retained earnings to be appropriated for the legal reserve as a part of appropriations of retained earnings associated with cash outlays but includes ¥28,657 million restricted as to the payment of dividends under the Code. See Note 13, “SHORT-TERM AND LONG-TERM DEBT,” for the rights of certain creditors to review and approve the companies’ proposal for the payment of dividends and other appropriations of earnings. Dividends are approved by shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. A mid-year interim dividend may be paid by resolution of the Board of Directors, subject to limitations imposed by the Code.

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

The Corporate Law

Effective May 1, 2006, the Corporate Law requires that an amount equal to 10% of dividends must be appropriated as capital surplus or a legal reserve depending on the equity account charged upon the payment of such dividends until the total aggregate amount of capital surplus and the legal reserve equals 25% of the common stock. Under the Code, the aggregate amount of capital surplus and the legal reserve that exceeds 25% of the common stock may be made available for dividends by resolution of the shareholders. Under the Corporate Law, the total amount of capital surplus and the legal reserve may be reversed without limitation of such threshold. The Corporate Law also provides that common stock, capital surplus, legal reserve and unappropriated retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders, while it is no longer allowed to transfer a portion of retained earnings to the common stock account.

In addition, the Corporate Law permits to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution at the shareholders’ meeting. Furthermore, the Board of Directors may declare dividends if a company has prescribed so in its articles of incorporation and met certain criteria under the Corporate Law.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Accumulated other comprehensive income (loss)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2006, 2005 and 2004 are as follows:

	Millions of Yen
	2006	2005	2004
Unrealized Holding Gains and Losses on Available-for-Sale Securities:
Balance at beginning of year	¥100,179	¥69,729	¥3,405
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	217,516	63,409	125,856
Deferred income taxes	(90,263)	(26,530)	(49,395)

Adjustments for year (after income tax effect)	127,253	36,879	76,461

Pre-tax amount of reclassification adjustments	(20,025)	(12,409)	(17,240)
Deferred income taxes	8,692	5,980	7,103

Adjustments for year (after income tax effect)	(11,333)	(6,429)	(10,137)

Balance at end of year	¥216,099	¥100,179	¥69,729

Foreign Currency Translation Adjustments:
Balance at beginning of year	¥(142,787)	¥(161,454)	¥(141,053)
Pre-tax amount of translation adjustments	72,072	20,935	(27,098)
Deferred income taxes	(15,578)	(3,613)	4,538

Adjustments for year (after income tax effect)	56,494	17,322	(22,560)

Pre-tax amount of reclassification adjustments	2,961	1,426	2,969
Deferred income taxes	53	(81)	(810)

Adjustments for year (after income tax effect)	3,014	1,345	2,159

Balance at end of year	¥(83,279)	¥(142,787)	¥(161,454)

Minimum Pension Liability Adjustment:
Balance at beginning of year	¥(5,691)	¥(5,743)	¥(6,731)
Pre-tax amount	182	(11)	4,355
Deferred income taxes	92	63	(3,367)

Adjustments for year (after income tax effect)	274	52	988

Balance at end of year	¥(5,417)	¥(5,691)	¥(5,743)

Net Unrealized Gains and Losses on Derivatives:
Balance at beginning of year	¥(1,252)	¥(3,996)	¥(2,759)
Pre-tax amount of net unrealized gains and losses on derivatives	(12,580)	2,143	(6,467)
Deferred income taxes	5,863	(1,094)	3,101

Adjustments for year (after income tax effect)	(6,717)	1,049	(3,366)

Pre-tax amount of reclassification adjustments	17,538	2,881	3,542
Deferred income taxes	(7,130)	(1,186)	(1,413)

Adjustments for year (after income tax effect)	10,408	1,695	2,129

Balance at end of year	¥2,439	¥(1,252)	¥(3,996)

Accumulated Other Comprehensive Income (Loss)—Total:
Balance at beginning of year	¥(49,551)	¥(101,464)	¥(147,138)
Pre-tax amount	277,664	78,374	85,917
Deferred income taxes	(98,271)	(26,461)	(40,243)

Other comprehensive income (loss) for year (after income tax effect)	179,393	51,913	45,674

Balance at end of year	¥129,842	¥(49,551)	¥(101,464)

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

16.	NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2006, 2005 and 2004:

	2006			2005			2004
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Income from continuing operations	¥201,178	1,603,096	¥125.49	¥113,944	1,582,473	¥72.00	¥79,396	1,581,195	¥50.21
Income (loss) from discontinued operations—net (after income tax effect)	1,231	1,603,096	0.77	7,192	1,582,473	4.55	(8,724)	1,581,195	(5.52)

Cumulative effect of change in accounting principle (after income tax effect)	—	—	—	—	—	—	(2,285)	1,581,195	(1.44)
Net income available to common shareholders	202,409	1,603,096	126.26	121,136	1,582,473	76.55	68,387	1,581,195	43.25

Effect of Dilutive Securities:
1.05% Convertible Bonds due 2009	587	104,855		591	105,311		581	105,319

Diluted Net Income per Share:
Income from continuing operations	201,765	1,707,951	118.13	114,535	1,687,784	67.86	79,977	1,686,514	47.42
Income (loss) from discontinued operations—net (after income tax effect)	1,231	1,707,951	0.72	7,192	1,687,784	4.26	(8,724)	1,686,514	(5.17)
Cumulative effect of change in accounting principle (after income tax effect)	—	—	—	—	—	—	(2,285)	1,686,514	(1.36)
Net income available to common shareholders after effect of dilutive securities	¥202,996	1,707,951	¥118.85	¥121,727	1,687,784	¥72.12	¥68,968	1,686,514	¥40.89

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

17.	SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires disclosure of financial and descriptive information about operating segments, which are components of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker in deciding about resources to be allocated to the segment and assessing its performance.

The business units of the companies’ Head Office, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with overseas branches and overseas trading subsidiaries in planning and executing their strategies for products and regions. The overseas branches and overseas trading subsidiaries are separate operating units, which are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their subsidiaries and associated companies in collaboration with the business units.

Therefore, the companies’ operating segments consist of product-focused operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of overseas branches and overseas trading subsidiaries. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and four region-focused reportable operating segments, totaling twelve reportable operating segments.

As the companies focus on investments in mineral resources and energy projects as core investment area, “Iron & Steel Products” and “Iron & Steel Raw Materials and Non-Ferrous Metals” have been promoting more independent businesses than before, therefore these operating segments, which were formerly aggregated in “Metal Products & Minerals” are presented as a separate product-focused reportable segments, starting from the year ended March 31, 2006.

Also, positioning consumer service businesses as a growing and strengthening business area, the companies integrated function and expertise of Information, Electronics and Telecommunication Business Unit which was formerly included in “Machinery, Electronics & Information” and operating business units which were formerly included in “Consumer Products & Services” in order to promote a broad range of business opportunities in the emerging markets such as media, information, outsourcing, retail support, medical, health and seniors, and to develop consumer-oriented service businesses as a new source of core earnings. Based on these corporate strategies, with regard to the operating segments which were formerly included in “Consumer Products & Services”, Lifestyle Business Unit and Consumer Service Business Unit, which aim to provide highly value-added products and services to consumers, as well as ordinary distribution and intermediary services, by converging products, services and information-technology function, are aggregated with Information, Electronics and Telecommunication Business Unit and disclosed as “Lifestyle, Consumer Service and Information, Electronics & Telecommunication.” And “Foods & Retail,” which aims to meet diversifying needs of retailers with comprehensive services while investing to and participating in management of retailers, is presented as a separated product-focused reportable segment. Machinery Business Unit and Power, Transportation & Plant Projects Business Unit, which were formerly included in “Machinery, Electronics & Information,” are presented as “Machinery & Infrastructure Projects.”

In order to develop new business opportunities emerging with the development of network economies based around China, ASEAN and India, we introduced an Asian Regional Managing Directorship system. Broad authority and responsibility to manage our businesses throughout Asia excluding Japan is delegated to the Asian Regional Managing Director, starting from the year ended March 31, 2006. Based on this change, figures in relation to Asia other than Japan, which were formerly included in Other Overseas Areas, are disclosed as a separate region-focused reportable operating segment.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The operating segment information for the years ended March 31, 2005 and 2004 has been restated to conform to the current year presentation.

Further, starting from the year ended March 31, 2006, items related to the consolidated balance sheets and the consolidated cash flows; investments in and advances to associated companies, depreciation and amortization, and additions to property leased to others and property and equipment are disclosed in the operating segment information, since these items are newly included in the measure of segment performance reviewed by the chief operating decision maker. Also since intersegment total trading transactions is no longer used as a measure of segments’ performance reviewed by the chief operating decision maker, starting from the year ended March 31, 2006, it is excluded from segments’ total trading transactions and only those to external customers are presented. And, starting from the year ended March 31, 2005, equity in earnings of associated companies has been disclosed, since this item was newly included in the measure of segments’ performance reviewed by the chief operating decision maker.

A description of reportable operating segments of the Company follows.

Iron & Steel Products manufactures, sells and trades iron and steel products in Japan and abroad.

Iron & Steel Raw Materials and Non-Ferrous Metals develops raw material resources of iron and non-ferrous metals in foreign countries, and manufactures, sells and trades raw materials and metal products in Japan and abroad.

Machinery & Infrastructure Projects is engaged in the manufacture, sale and trade of machinery products, leasing, financing and promotion of certain projects such as plant constructions and infrastructure buildings in Japan and abroad.

Chemical manufactures, sells and trades chemical products in Japan and abroad.

Energy develops energy resources overseas and manufactures, sells and trades oil, gas and related products in Japan and abroad.

Foods & Retail manufactures, sells and trades foods and provides support service to large retailers in Japan and abroad.

Lifestyle, Consumer Service and Information, Electronics & Telecommunication manufactures, sells and trades textiles and IT products for consumers, and is engaged in consumer-related business such as media & information, outsourcing business and real estate business in Japan and abroad.

Logistics & Financial Markets engages in logistics services, insurance and financial businesses in Japan and abroad.

Americas, Europe, Asia and Other Overseas Areas trade in various commodities and conduct related business led by overseas trading subsidiaries or offices located in each region.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ operating segment information, product information and geographic area information for the years ended March 31, 2006, 2005 and 2004 presented in conformity with SFAS No. 131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen
Year ended March 31, 2006:	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total trading transactions	¥1,366,834	¥1,698,658	¥2,472,604	¥2,087,042	¥1,730,424	¥1,849,850	¥1,464,310	¥116,178

Gross profit	¥54,386	¥110,832	¥90,557	¥97,779	¥84,674	¥79,941	¥128,438	¥51,378

Operating income (loss)	¥26,459	¥87,195	¥21,702	¥34,004	¥52,045	¥9,151	¥24,989	¥17,554

Equity in earnings of associated companies	¥2,943	¥28,728	¥14,571	¥3,233	¥33,827	¥3,472	¥3,485	¥3,951

Net income (loss)	¥19,354	¥54,667	¥30,581	¥12,068	¥40,929	¥(3,214)	¥17,517	¥13,384

Total assets at March 31, 2006	¥563,596	¥833,271	¥1,309,180	¥866,796	¥1,120,303	¥721,222	¥821,315	¥750,748

Investments in and advances to associated companies at March 31, 2006	¥22,779	¥221,843	¥290,444	¥49,456	¥483,489	¥54,813	¥93,855	¥26,010

Depreciation and amortization	¥2,106	¥10,057	¥6,962	¥9,490	¥7,248	¥8,134	¥9,040	¥3,333

Additions to property leased to others and property and equipment	¥2,614	¥39,496	¥84,253	¥10,792	¥39,419	¥10,336	¥37,396	¥2,923

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2006:	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,108,931	¥427,960	¥496,551	¥65,896	¥14,885,238	¥7,869	¥(7,379)	¥14,885,728

Gross profit	¥61,588	¥22,456	¥27,370	¥4,926	¥814,325	¥7,122	¥(4,830)	¥816,617

Operating income (loss)	¥21,723	¥4,119	¥10,667	¥993	¥310,601	¥(3,041)	¥(41,760)	¥265,800

Equity in earnings of associated companies	¥2,126	¥(174)	¥121	¥633	¥96,916	¥301	¥(2,969)	¥94,248

Net income (loss)	¥12,652	¥4,898	¥9,266	¥14,341	¥226,443	¥11,172	¥(35,206)	¥202,409

Total assets at March 31, 2006	¥455,615	¥259,541	¥181,696	¥62,267	¥7,945,550	¥2,539,817	¥(1,911,789)	¥8,573,578

Investments in and advances to associated companies at March 31, 2006	¥9,714	¥13,278	¥3,897	¥19,988	¥1,289,566	¥9,331	¥1,690	¥1,300,587

Depreciation and amortization	¥4,734	¥898	¥520	¥162	¥62,684	¥1,085	¥8,723	¥72,492

Additions to property leased to others and property and equipment	¥9,747	¥1,380	¥526	¥425	¥239,307	¥1,789	¥5,958	¥247,054

	Millions of Yen
Year ended March 31, 2005 (As restated):	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total trading transactions:
External customers	¥1,227,833	¥1,412,428	¥2,206,031	¥1,901,950	¥1,402,521	¥1,777,144	¥1,370,456	¥94,354
Intersegment	116,043	123,314	96,320	408,446	82,231	56,923	45,942	11,172

Total	¥1,343,876	¥1,535,742	¥2,302,351	¥2,310,396	¥1,484,752	¥1,834,067	¥1,416,398	¥105,526

Gross profit	¥47,290	¥74,159	¥82,911	¥87,112	¥72,604	¥85,275	¥121,751	¥46,662

Operating income (loss)	¥16,262	¥51,876	¥21,564	¥24,559	¥35,453	¥17,847	¥23,989	¥18,480

Equity in earnings of associated companies	¥1,730	¥20,714	¥10,035	¥2,450	¥24,480	¥2,167	¥(286)	¥2,439

Net income (loss)	¥11,575	¥35,416	¥20,920	¥(6,852)	¥42,759	¥10,594	¥11,805	¥11,835

Total assets at March 31, 2005	¥527,591	¥699,903	¥1,068,116	¥779,930	¥894,175	¥605,136	¥742,571	¥405,355

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2005 (As restated):	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:
External customers	¥1,026,282	¥403,448	¥643,483	¥125,779	¥13,591,709	¥25,014	¥(32,775)	¥13,583,948
Intersegment	494,017	368,812	811,538	550,838	3,165,596	10,674	(3,176,270)	—

Total	¥1,520,299	¥772,260	¥1,455,021	¥676,617	¥16,757,305	¥35,688	¥(3,209,045)	¥13,583,948

Gross profit	¥49,911	¥20,657	¥21,805	¥4,005	¥714,142	¥12,349	¥(17,570)	¥708,921

Operating income (loss)	¥14,737	¥2,412	¥7,828	¥363	¥235,370	¥(466)	¥(44,386)	¥190,518

Equity in earnings of associated companies	¥1,608	¥134	¥106	¥373	¥65,950	¥417	¥(2,065)	¥64,302

Net income (loss)	¥12,343	¥2,930	¥8,015	¥5,750	¥167,090	¥4,411	¥(50,365)	¥121,136

Total assets at March 31, 2005	¥445,221	¥345,917	¥189,068	¥81,169	¥6,784,152	¥2,312,547	¥(1,503,312)	¥7,593,387

	Millions of Yen
Year ended March 31, 2004 (As restated):	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total trading transactions:
External customers	¥977,502	¥1,228,937	¥2,181,791	¥1,548,680	¥1,401,288	¥1,691,246	¥1,345,462	¥81,486
Intersegment	80,269	180,054	101,713	415,753	100,189	101,882	65,608	25,989

Total	¥1,057,771	¥1,408,991	¥2,283,504	¥1,964,433	¥1,501,477	¥1,793,128	¥1,411,070	¥107,475

Gross profit	¥34,685	¥42,342	¥80,245	¥91,094	¥54,616	¥73,718	¥110,638	¥32,293

Operating income (loss)	¥6,896	¥21,819	¥22,091	¥31,352	¥21,708	¥13,411	¥17,219	¥10,370

Net income	¥5,473	¥18,735	¥10,993	¥11,389	¥24,449	¥10,578	¥3,198	¥4,786

Total assets at March 31, 2004	¥369,545	¥624,819	¥992,149	¥624,799	¥610,374	¥587,390	¥723,985	¥358,263

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2004 (As restated):	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:
External customers	¥843,532	¥342,286	¥579,262	¥45,173	¥12,266,645	¥26,954	¥(22,491)	¥12,271,108
Intersegment	448,399	335,262	597,885	411,810	2,864,813	8,700	(2,873,513)	—

Total	¥1,291,931	¥677,548	¥1,177,147	¥456,983	¥15,131,458	¥35,654	¥(2,896,004)	¥12,271,108

Gross profit	¥40,711	¥19,965	¥19,869	¥4,191	¥604,367	¥10,461	¥(3,829)	¥610,999

Operating income (loss)	¥8,531	¥3,030	¥5,659	¥903	¥162,989	¥(1,902)	¥(32,115)	¥128,972

Net income	¥161	¥693	¥6,277	¥4,148	¥100,880	¥1,923	¥(34,416)	¥68,387

Total assets at March 31, 2004	¥399,599	¥247,574	¥164,183	¥51,002	¥5,753,682	¥2,152,005	¥(1,189,659)	¥6,716,028

Notes:

(1)    The figures of “Consolidated Total” for the years ended March 31, 2005 and 2004 have been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation—net (after income tax effect) are included in “Adjustments and Eliminations.”

(2)    “All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2006, 2005 and 2004 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

(3)    Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2006 includes (a) ¥19,738 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥12,873 million for the valuation allowance for deferred tax assets as a result of reevaluation of realizability of deferred tax assets related to impairment of investment securities and allowance for doubtful receivables, and (c) a charge of ¥1,047 million for pension related items (all amounts are after income tax effects).

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

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2004 includes (a) ¥14,001 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥13,247 million for pension related items, and (c) ¥4,743 million in impairment losses of long- lived assets (all amounts are after income tax effects).

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

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

PRODUCT INFORMATION

	Millions of Yen
Year ended March 31, 2006:	Iron and Steel	Non-Ferrous Metals	Machinery	Electronics & Information	Chemicals	Energy
Revenues	¥523,717	¥102,101	¥368,042	¥164,939	¥886,670	¥1,360,537

Year ended March 31, 2005:
Revenues	¥407,103	¥161,380	¥264,861	¥144,704	¥729,097	¥1,035,096

Year ended March 31, 2004:
Revenues	¥312,853	¥157,248	¥301,250	¥119,840	¥520,107	¥954,749

	Millions of Yen
Year ended March 31, 2006:	Foods	Textiles	General Merchandise	Property and Service Business	Consolidated Total
Revenues	¥424,634	¥42,417	¥78,796	¥163,625	¥4,115,478

Year ended March 31, 2005:
Revenues	¥473,573	¥43,019	¥96,136	¥139,665	¥3,494,634

Year ended March 31, 2004:
Revenues	¥389,496	¥32,793	¥84,812	¥97,334	¥2,970,482

Note:	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2005 and 2004 have been reclassified to conform to the current year presentation.

GEOGRAPHIC AREA INFORMATION

	Millions of Yen
Year ended March 31, 2006:	Japan	United States	United Kingdom	China	All Other	Consolidated Total
Total trading transactions	¥8,554,595	¥1,265,008	¥174,623	¥709,346	¥4,182,156	¥14,885,728

Year ended March 31, 2005:
Total trading transactions	¥7,719,421	¥1,090,898	¥200,380	¥607,916	¥3,965,333	¥13,583,948

Year ended March 31, 2004:
Total trading transactions	¥7,177,142	¥831,338	¥159,682	¥421,110	¥3,681,836	¥12,271,108

Notes:	(1)	Total trading transactions are attributed to countries based on the location of customers.
	(2)	The Company provides total trading transactions instead of revenues, as certain costs related to revenues presented net in accordance with EITF No. 99-19 are not attributed to countries based on the location of customers.
	(3)

In accordance with SFAS No. 144, total trading transactions from discontinued operations are eliminated from each geographic area amount and “Consolidated

Total.” The figures for the years ended March 31, 2005 and 2004 have been reclassified to conform to the current year presentation.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
At March 31, 2006:	Japan	United States	Australia	All Other	Consolidated Total
Long-lived assets	¥431,155	¥103,384	¥243,969	¥186,244	¥964,752

At March 31, 2005:
Long-lived assets	¥431,236	¥99,636	¥177,273	¥137,718	¥845,863

At March 31, 2004:
Long-lived assets	¥469,074	¥128,100	¥95,405	¥136,871	¥829,450

There were no individual material customers with respect to revenues for the years ended March 31, 2006, 2005 and 2004.

18.	SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen
	2006	2005	2004
Depreciation of property and equipment	¥54,802	¥52,921	¥54,502
Research and development expenses	5,136	5,647	6,019
Advertising expenses	10,029	9,012	7,915
Foreign exchange gains—net	2,084	4,583	2,887

19.	ISSUANCE OF STOCK BY SUBSIDIARIES AND ASSOCIATED COMPANIES

Telepark Corp. (former, Mitsui & Associates Telepark Corporation), a subsidiary of the Company, which is principally engaged in sales of mobile devices and fixed telecommunication lines, issued 8,000 shares of common stock at ¥319,600 per share to third parties in a public offering on April 7, 2004 receiving total consideration of ¥2,557 million. As a result of Telepark Corp.’s public offering, the companies’ ownership of voting shares of Telepark Corp. decreased from 98.19% to 88.60%. The companies recognized a gain of ¥1,677 million on this issuance as a separate line item in the Statements of Consolidated Income under gain on issuance of stock by a subsidiary for the year ended March 31, 2005 and provided deferred income taxes of ¥688 million on such gain.

At the same time, the companies sold 19,000 shares of Telepark Corp.’s common stock to third parties at ¥319,600 per share through the stock market, and recorded a gain of ¥4,057 million on this sale. As a result, the companies’ ownership of voting shares of Telepark Corp. further decreased from 88.60% to 65.41%.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

20.	OTHER EXPENSE–NET

Other expense—net for the years ended March 31, 2006, 2005 and 2004 consists of the following:

	Millions of Yen
	2006	2005	2004
Impairment loss of goodwill	¥2,838	¥1,114	—
Exploration expenses	2,170	2,458	¥1,367
Foreign exchange losses (gains)—net	1,817	5	(10)
Restructuring-related charges	1,404	1,950	6,284
Litigation charges	69	430	16,173
Other	1,585	2,045	4,909

Total	¥9,883	¥8,002	¥28,723

Note:	In accordance with SFAS No. 144, the expense and/or income from discontinued operations, if any, is eliminated from each line item presented in the above table. The figures for the years ended March 31, 2005 and 2004 have been reclassified to conform to the current year presentation.

21.	INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in normal effective statutory tax rates of approximately 41% for the years ended March 31, 2006 and 2005 and 42% for the year ended March 31, 2004, respectively. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

On March 31, 2003, the local tax laws in Japan were amended, and an enterprise tax on the basis of the size of business was introduced for the year ended March 31, 2005. As a result, the statutory tax rate became approximately 41% effective April 1, 2004.

A reconciliation between the normal statutory tax rate in Japan applied to income from continuing operations and the effective income tax rate on income from continuing operations for the years ended March 31, 2006, 2005 and 2004 is summarized as follows:

	%
	2006	2005	2004
Normal statutory tax rate in Japan applied to income from continuing operations before income taxes, minority interests and equity in earnings	41.0%	41.0%	42.0%
Increases (decreases) in tax rate resulting from:
Expenses not deductible for tax purposes and income not taxable—net	1.2	2.5	4.1
Application of lower tax rates to certain taxable income	(3.9)	(5.6)	(5.4)
Effect of taxation on dividends	11.5	8.7	2.5
Changes in valuation allowance—net	1.1	11.7	5.2
Other—net	(1.6)	1.9	1.6

Effective income tax rate on income from continuing operations	49.3%	60.2%	50.0%

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Amounts provided for income taxes for the years ended March 31, 2006, 2005 and 2004 are allocated as follows:

	Millions of Yen
	2006	2005	2004
Income taxes on income from continuing operations	¥124,715	¥101,813	¥46,713
Income (loss) from discontinued operations—net	(139)	2,238	(7,955)
Equity in earnings of associated companies	46,680	18,342	9,096
Cumulative effect of change in accounting principle	—	—	(161)
Other comprehensive income (loss)	98,271	26,461	40,243

Total	¥269,527	¥148,854	¥87,936

The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2006 and 2005 are as follows:

	Millions of Yen
	2006	2005
Deferred Tax Assets:
Accrued pension costs and liability for severance indemnities	¥9,146	¥15,293
Allowance for doubtful receivables	16,062	13,977
Estimated losses	33,773	46,060
Impairment loss of long-lived assets	43,919	25,763
Loss carryforwards of subsidiaries and associated companies	87,929	70,584
Unrealized intercompany profit	15,597	17,428
Foreign currency translation	9,843	13,138
Other	11,231	12,291

Total deferred tax assets	227,500	214,534
Valuation allowance	(74,982)	(44,915)

Deferred tax assets—net	152,518	169,619

Deferred Tax Liabilities:
Property	112,616	96,824
Investment securities	159,319	72,506
Undistributed earnings	98,883	61,165
Foreign currency translation	15,407	3,177
Other	9,321	5,264

Deferred tax liabilities	395,546	238,936

Net deferred tax liabilities	¥(243,028)	¥(69,317)

Net deferred tax liabilities at March 31, 2006 and 2005 are included in the Consolidated Balance Sheets as follows:

	Millions of Yen
	2006	2005
Current assets—Deferred tax assets—current	¥32,569	¥46,410
Deferred tax assets—Non-current	47,947	29,641
Current liabilities—Other current liabilities	(4,633)	(1,802)
Deferred tax liabilities—Non-current	(318,911)	(143,566)

Net deferred tax liabilities	¥(243,028)	¥(69,317)

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries where it is more likely than not that a tax benefit will not be realized. During the years ended March 31, 2006, 2005 and 2004, the valuation allowances were increased by ¥30,067 million, ¥13,670 million and ¥8,390 million, respectively. For the years ended March 31, 2006, 2005 and 2004, adjustments of the beginning-of-the-year balance of the valuation allowances attributable to continuing operations were ¥9,528 million (profit), ¥17,910 million (loss) and ¥3,475 million (profit), respectively. With respect to the remaining deferred tax assets, the companies believe it is more likely than not that such benefits will be realized through the reduction of future taxable income.

The tax benefits of operating loss carryforwards attributable to continuing operations for the years ended March 31, 2006, 2005 and 2004 were ¥26,887 million, ¥8,795 million and ¥13,493 million, respectively.

Deferred tax liabilities are recognized for undistributed earnings of foreign subsidiaries and foreign corporate joint ventures, less available tax credits, when it becomes apparent that the earnings will be remitted to the companies in the foreseeable future and therefore the earnings are not considered to be indefinitely reinvested in the operations of such subsidiaries and corporate joint ventures. The amounts of undistributed earnings, which have been considered to be indefinitely reinvested into foreign subsidiaries and foreign corporate joint ventures, and for which deferred tax liabilities have not been recognized, were ¥354,789 million and ¥332,986 million at March 31, 2006 and 2005, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable. The domestic undistributed earnings would not, under present Japanese tax laws, be subject to additional taxation.

At March 31, 2006, certain subsidiaries had aggregate operating loss carryforwards of ¥133,340 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Millions of Yen
Within 5 years	¥30,026
After 5 to 10 years	45,526
After 10 to 15 years	315
After 15 years	57,473

Total	¥133,340

Income from continuing operations before income taxes, minority interests and equity in earnings for the years ended March 31, 2006, 2005 and 2004 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2006	¥96,234	¥156,948	¥253,182

Year ended March 31, 2005	¥54,240	¥114,816	¥169,056

Year ended March 31, 2004	¥40,456	¥52,945	¥93,401

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Income taxes on income from continuing operations for the years ended March 31, 2006, 2005 and 2004 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2006:
Current	¥36,321	¥70,186	¥106,507
Deferred	44,037	(25,829)	18,208

Total	¥80,358	¥44,357	¥124,715

Year ended March 31, 2005:
Current	¥32,843	¥30,474	¥63,317
Deferred	29,738	8,758	38,496

Total	¥62,581	¥39,232	¥101,813

Year ended March 31, 2004:
Current	¥27,158	¥17,835	¥44,993
Deferred	2,624	(904)	1,720

Total	¥29,782	¥16,931	¥46,713

22.	COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT

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

The Company has carried out a three-part user response plan as a top priority, that involves: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing the Company’s DPFs upon their redemption following the scrapping or resale of vehicles, and (3) support program for the purchase of alternative vehicles. In addition, the Company completed the full compensation of relevant subsidies during the year ended March 31, 2006.

The Company recorded ¥36,000 million as compensation and other charges related to DPF incident in the Statements of Consolidated Income for the year ended March 31, 2005, consisting of a user response charge of approximately ¥28,000 million and subsidy compensation of approximately ¥8,000 million. Subsequently, the Company reviewed the expected costs of each user response plan based on the changes of requests from users of the Company’s DPFs, and recorded an additional user response charge of ¥9,000 million for the year ended March 31, 2006.

The outstanding balance of ¥9,391 million at March 31, 2006, which was net of compensation and other charges related to DPF incident of ¥45,000 million and the Company’s payments of ¥35,609 million for subsidy compensation and other related expenses until March 31, 2006, was recorded in other current liabilities in the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

23.	COMMITMENTS AND CONTINGENT LIABILITIES

I.	LONG-TERM PURCHASE CONTRACTS AND FINANCING COMMITMENTS

The companies customarily enter into long-term purchase contracts for certain items, principally oil products, chemical materials, ocean transport vessels, metals, and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies are also parties to the contracts or by separate agreements are committed to purchase the items from the companies; such customers are generally large Japanese industrial companies and shipping firms. Long-term purchase contracts at fixed or basic purchase prices amounted to ¥3,063,979 million at March 31, 2006. Scheduled deliveries are at various dates through 2021.

II.	GUARANTEES

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at March 31, 2006 and 2005. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2006:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥14,018	¥61,108	¥75,126	¥21,799	¥81,680	¥1,074	2040
Guarantees for associated companies	7,378	47,591	54,969	6,927	60,901	3,129	2022
Guarantees to financial institutions for employees’ housing loans	—	11,610	11,610	—	11,610	—	2031

Total	¥21,396	¥120,309	¥141,705	¥28,726	¥154,191	¥4,203

Performance guarantees	¥6,498	¥26,244	¥32,742	¥5,278	¥32,742	¥331	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥57,935	¥3,067	¥61,002	¥46,946	¥61,002	—	2008
Minimum purchase price guarantees	—	3,489	3,489	—	3,489	—	2013
Residual value guarantees of leased assets	—	10,571	10,571	—	10,571	—	2008

Total	¥57,935	¥17,127	¥75,062	¥46,946	¥75,062	—

Derivative instruments	¥27,842	¥23,040	¥50,882	—	¥50,882	¥2,081

March 31, 2005:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥12,251	¥72,503	¥84,754	¥22,572	¥88,549	¥1,360	2021
Guarantees for associated companies	21,918	35,650	57,568	8,857	63,712	2,108	2022
Guarantees to financial institutions for employees’ housing loans	—	15,170	15,170	—	41,388	—	2029

Total	¥34,169	¥123,323	¥157,492	¥31,429	¥193,649	¥3,468

Performance guarantees	¥14,564	¥18,595	¥33,159	¥5,779	¥33,159	¥331	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥52,420	¥1,302	¥53,722	¥41,700	¥53,722	—	2007
Minimum purchase price guarantees	—	3,222	3,222	—	3,222	—	2013
Residual value guarantees of leased assets	—	16,362	16,362	—	16,362	—	2008

Total	¥52,420	¥20,886	¥73,306	¥41,700	¥73,306	—

Derivative instruments	¥805,527	¥398,632	¥1,204,159	—	¥1,204,159	¥65,869

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

At March 31, 2006 and 2005, the following table sets forth the major parties who have received the companies’ financial guarantees. The amounts shown below were calculated by offsetting the recourse provisions and collateral against outstanding balance of the guarantee provided to each guaranteed party.

Millions of Yen
March 31, 2006:
Guaranteed party:
Nippon Asahan Aluminium	¥9,559
Usinas Siderurgicas de Minas Gerais	6,813
Petro21 Intertrade Company	6,489
Pagardewa Project Finance	6,346
KDDI (former POWEREDCOM)	4,712
SUMIC Nickel Netherlands	4,405
Project Finance BLRE	4,003
ITM INVESTMENT COMPANY	3,105
Siam Cement	2,920
Leeward Navigation	2,256
Others	62,371

Total	¥112,979

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

(4) Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under FIN No. 45 when it is probable that the counterparties have underlying assets or liabilities related to the derivative contracts.

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

Since it had not been practicable to specifically identify whether the counterparties have underlying assets or liabilities at inception, the companies disclosed all the derivative contracts that could meet the definition of guarantees under FIN No. 45 at March 31, 2005.

Starting from the year ended March 31, 2006, the companies became capable of considering the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities. As a result, the companies did not include the derivative contracts with certain financial institutions and traders as of March 31, 2006.

FIN No. 45 does not require disclosure about derivative contracts if such contracts permit or require net settlement and the companies have no basis for concluding that it is probable that the counterparties have underlying assets or liabilities.

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

(5) Indemnification contracts

Indemnification issued through corporate reorganization

The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the companies have provided certain indemnities and the terms and conditions of indemnifications differ by contracts. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. No estimated losses were recorded for such indemnifications at March 31, 2006 and 2005 as the companies’ obligations under them were not probable and estimable.

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

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

A tabular reconciliation of changes in such liabilities for the product warranties for the years ended March 31, 2006, 2005 and 2004 is as follows:

	Millions of Yen
	2006	2005	2004
Balance at beginning of year	¥2,531	¥1,754	¥2,130
Payments made in cash or in kind	(306)	(562)	(486)
Accrual for warranties issued during the year	1,020	2,075	828
Changes in accrual related to pre-existing warranties	(795)	(736)	(718)

Balance at end of year	¥2,450	¥2,531	¥1,754

III.	LITIGATION

Choline chloride litigation

The Company’s wholly owned U.S. subsidiary, Bioproducts Inc., which had been producing and selling choline chloride, an ingredient of animal feed and pet foods, was named as a defendant in the lawsuits in the United States, together with other third-party choline chloride manufacturers. In these cases, manufacturers of choline chloride allegedly violated U.S. antitrust laws.

Although the Company and its wholly owned U.S. subsidiary, Mitsui USA, were neither a manufacturer nor a seller of choline chloride in the U.S. market, they were also named as defendants in a class action lawsuits based on the plaintiffs’ allegation that the Company and Mitsui USA were involved in the violation of the antitrust laws. During the course of legal proceedings, the Company and Mitsui USA have consistently denied any wrongdoing. However, in the trial before Federal District Court of the District of Columbia in June 2003, the jury rendered a verdict stating that the defendants participated in the violation of the antitrust laws. The Company and Mitsui USA considered undertaking the legal proceedings necessary to overrule the verdict, but given the circumstances, it was determined that a settlement with the class action plaintiffs would be in the best interest of the Company and all of its stakeholders, and entered into an agreement for settlement with the class action plaintiffs by paying U.S. $53.0 million as a settlement amount. The settlement had been subject to court approval, which was obtained on April 27, 2005. This amount was recorded as other expense—net in the Statements of Consolidated Income for the year ended March 31, 2004.

The Company, Mitsui USA and Bioproducts Inc. were also named as defendants in other lawsuits made by the plaintiffs who opted out of that class action, but entered into an agreement for settlement with most of the plaintiffs in February 2004. Under this settlement, the Company, Mitsui USA and Bioproducts Inc. were released from the legal proceedings by paying the opt-out plaintiffs U.S. $73.5 million as a settlement amount. This amount was paid in February 2004 and was recorded as other expense—net in the Statements of Consolidated Income for the year ended March 31, 2004.

For other related lawsuits that are still pending, although there can be no assurance of the ultimate results, management believes that there is less than a reasonable possibility that additional losses will occur, and that the amount of any such additional losses would not have a material impact on the consolidated financial position, results of operations or cash flows of the Company.

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

IV.	OTHER

The Company is currently under an audit by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the North West Shelf LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. As the audit is still in progress, it is not possible at this point to reasonably estimate the amount of potential impact on the Company’s financial position and results of operations. Accordingly, the amount of potential loss and the related allowance are not reflected to the consolidated financial statements for the year ended March 31, 2006.

24.	VARIABLE INTEREST ENTITIES

The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery & Infrastructure Projects, Energy and Logistics & Financial Markets Segments.

The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described as follows (excluding VIEs of which the companies also hold a majority voting interest):

As lessees in operating lease contracts concluded with lessors that have been established for those lease contracts in Europe and Latin America, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessors of the leased vessels are VIEs and the companies have consolidated the lessors as the primary beneficiary. Total assets of the lessors as of March 31, 2006 and 2005 were ¥20,812 million and ¥20,240 million, respectively.

A portion of the leased assets, which are consolidated, is collateral for the VIE’s obligations. The carrying amounts of those assets as of March 31, 2006 and 2005 were ¥6,426 million and ¥6,984 million, respectively, and were classified as property leased to others—at cost, less accumulated depreciation in the Consolidated Balance Sheets.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees.

The companies also hold senior investment securities and beneficial interest, both without voting rights of VIEs whose operations are real-estate development and investment management, and have consolidated the VIEs as the primary beneficiary. Total assets of the VIEs as of March 31, 2006 were ¥9,261 million.

The consolidated real-estate which includes land and buildings is collateral for the VIE’s obligations, and the carrying amounts as of March 31, 2006 was ¥4,411 million, and was classified as real-estate for sale, included in inventories in the Consolidated Balance Sheets.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies.

In addition, the VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and liquefied natural gas (“LNG”) producing plants and equipment or to finance

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East and Southeast Asia in the form of leases and loans. Total assets of the VIEs as of March 31, 2006 and 2005 were ¥1,089,410 million and ¥1,117,752 million, respectively, and the maximum exposure to loss as a result of the companies’ involvement with the VIEs as of March 31, 2006 and 2005 were ¥80,857 million and ¥83,464 million, respectively.

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

In addition to these restructurings, the companies have disposed of certain long-lived assets based on reviews of whether the companies should keep holding those assets from the standpoint of profitability. For the year ended March 31, 2006, the companies recorded total exit or disposal costs of ¥30,600 million, which are defined by SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The costs consisted of losses on disposal and impairment of long-lived assets of ¥28,337 million, one-time termination benefits of ¥1,678 million, and other associated costs of ¥585 million. These exit or disposal costs were recorded in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment of ¥11,804 million, the Machinery & Infrastructure Projects Segment of ¥7,901 million, the Foods & Retail Segment of ¥4,955 million, the Americas Segment of ¥2,960 million, the All Other Segment of ¥1,784 million and the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment of ¥1,196 million for the year ended March 31, 2006. For the year ended March 31, 2005, the companies recorded total exit or disposal costs defined by SFAS No. 146 of ¥4,161 million, which consisted of a contract termination cost of ¥1,950 million, losses on disposal and impairment of long-lived assets of ¥1,680 million, and other associated costs of ¥531 million. These exit or disposal costs were recorded principally in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment of ¥1,950 million, the Energy Segment of ¥609 million, the Europe Segment of ¥531 million and the Americas Segment of ¥462 million for the year ended March 31, 2005. For the year ended March 31, 2004, the companies recorded total exit or disposal costs defined by SFAS No. 146 of ¥18,432 million, which consisted of losses on disposal and impairment of long-lived assets of ¥10,458 million, contract termination costs of ¥4,537 million, and other associated costs of ¥3,437 million. These exit or disposal costs were recorded principally in the Machinery & Infrastructure Projects Segment of ¥9,461 million, the Energy Segment of ¥3,742 million, the Chemical and Americas Segments of ¥3,054 million for the year ended March 31, 2004.

Exit or disposal activities for the years ended March 31, 2006, 2005 and 2004 commenced and were substantially completed within the same fiscal years. The ending balances of liabilities for the exit or disposal costs were immaterial at March 31, 2006, 2005 and 2004.

The primary exit or disposal activities for the year ended March 31, 2006 were as follows:

Mitalco Inc., a subsidiary reported in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, is engaged in aluminum smelting in the United States. Because of the deterioration in the terms of the power

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

purchase contract during the course of renewal negotiations, which would have significant adverse effect on its smelting cost, the companies recorded ¥11,804 million in impairment loss of long-lived assets in the Statements of Consolidated Income for the year ended March 31, 2006.

Mitsui Foods Co., Ltd., a subsidiary reported in the Foods & Retail Segment, is mainly engaged in the wholesale of food products in Japan. Due to the termination of the transactions with The Daiei Inc., it restructured the domestic distribution facilities and recorded ¥4,096 million in impairment loss of long-lived assets and other associated costs of ¥859 million in selling, general and administrative in the Statements of Consolidated Income for the year ended March 31, 2006.

NutriScience Technologies Inc., a subsidiary reported in the Americas Segment, has been mainly engaged in the pet food and feed ingredients businesses in the United States and the United Kingdom. Due to the increased competition in the industry, the companies decided to exit from this business field and recorded ¥1,556 million in impairment loss of long-lived assets and other associated costs of ¥1,404 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2006.

The primary exit or disposal activity for the year ended March 31, 2005 was as follows:

The Company had compensated losses on defects arising from the ceramic building materials and fiberboard business in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, which were sold in October 2001, pursuant to the indemnification agreement between the Company and the buyer of the business as of 2001. During the year ended March 31, 2005, the Company terminated the agreement as a result of the negotiation with the buyer. In connection with this termination of the agreement, the Company recorded an associated cost of ¥1,950 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2005 and reversed the remaining liability previously recorded under the indemnification.

The primary exit or disposal activities for the year ended March 31, 2004 were as follows:

NBI Co., Ltd. (former Toyo Valve Co., Ltd.), a subsidiary reported in the Machinery & Infrastructure Projects Segment, has been engaged in the manufacture and sale of valves and system equipment. On March 31, 2004, it sold its valve business to KITZ Material Corporation, a subsidiary of KITZ Corporation which engages in the manufacture and sale of valves for construction facilities and industrial plants. The decision to sell the valve business was made as a result of the continuing oversupply of valves within the valve industry in Japan due to deterioration in capital investment. As a result of this disposal activity, the companies recorded ¥157 million in loss on disposal or sales of property and equipment—net, ¥4,127 million in impairment loss of long-lived assets, and other associated costs of ¥1,747 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2004.

Mitsui Bussan Machinery Co., Ltd., a subsidiary reported in the Machinery & Infrastructure Projects Segment, has been engaged in the sale and leasing of machine tools and construction and industrial machinery. Because of its unprofitable performance in the shrinking Japanese construction and industrial machinery markets, the Company has decided to exit from the construction and industrial machinery businesses, as they have been evaluated as businesses with historically low profitability and future growth potential compared to the machine tools business. As a result of this exit decision, the companies recorded ¥150 million in impairment loss of long-lived assets, lease termination and asset disposal costs of ¥1,957 million in other expense—net, and other associated costs of ¥216 million in selling, general and administrative in the Statements of Consolidated Income for the year ended March 31, 2004.

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

Global Octanes Corporation, a subsidiary partially reported in both the Chemical and Americas Segments, Global Octanes Investment Inc., a subsidiary reported in the Chemical Segment, and Global Octanes Holding Inc., a subsidiary reported in the Americas Segment, had managed Global Octanes Texas Limited Partnership, which had been engaged in manufacture and sale of MTBE, as its partners. These subsidiaries, however, disposed of the operations, since the future demand for MTBE in the United States was expected to decline. As a result of these disposal activities, the companies recorded impairment loss of long-lived assets and other assets of ¥3,054 million (before income tax) in loss from discontinued operations—net (after income tax effect) in the Statements of Consolidated Income for the year ended March 31, 2004. Refer to Note 4, “DISCONTINUED OPERATIONS,” for further discussion on discontinued operations.

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

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the years ended March 31, 2006, 2005 and 2004.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the years ended March 31, 2006, 2005 and 2004.

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

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as other comprehensive income. The amounts in accumulated other comprehensive income are reclassified into earnings as interest income and expense when earnings are affected by the hedged items.

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

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the years ended March 31, 2006, 2005 and 2004.

The estimated net amount of the existing gains or losses in accumulated other comprehensive income at March 31, 2006 that is expected to be reclassified into earnings within the next 12 months is a net loss of ¥93 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 21 months. Commodity swap contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within other comprehensive income to the extent it is effective as a hedge. The net amount of gains or losses included in the foreign currency translation adjustments was immaterial for the years ended March 31, 2006, 2005 and 2004.

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

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

The estimated fair values of certain financial instruments and derivative financial instruments at March 31, 2006 and 2005 were as follows:

	Millions of Yen
	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,561,620	¥3,561,620	¥3,510,747	¥3,510,747
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	616,161	616,908	625,017	626,252

Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	(2,800,794)	(2,800,794)	(2,730,348)	(2,730,348)
Long-term debt (including current maturities)	(3,175,355)	(3,266,276)	(3,140,057)	(3,146,342)

Derivative Financial Instruments (Assets):
Interest rate swap agreements	10,321	10,321	54,398	54,398
Currency swap agreements	2,091	2,091	10,375	10,375
Foreign exchange forward contracts	14,369	14,369	19,941	19,941

Derivative Financial Instruments (Liabilities):
Interest rate swap agreements	(31,510)	(31,510)	(7,043)	(7,043)
Currency swap agreements	(24,700)	(24,700)	(5,113)	(5,113)
Foreign exchange forward contracts	(7,748)	(7,748)	(14,084)	(14,084)

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

Notes to Consolidated Financial Statements — (Continued)

Mitsui & Co., Ltd. and subsidiaries

28.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen
	2006	2005	2004
Cash paid during the year for:
Interest	¥63,492	¥45,226	¥58,235
Income taxes (Note 21)	81,475	56,927	35,676
Non-cash investing and financing activities:
Exchange of shares in connection with a business combination of investees (EITF No. 91-5) (Note 5):
Fair market value of shares received	48,288	4,810	—
Cost of shares surrendered	40,769	2,029	—
Acquisitions of subsidiaries (Note 3):
Fair value of assets acquired	—	32,857	77,702
Fair value of liabilities assumed	—	15,021	71,302
Acquisition costs of subsidiaries	—	17,836	6,400
Non-cash acquisition cost	—	8,982	—
Cash acquired	—	3,621	10,259
Acquisitions of subsidiaries, net of cash acquired	—	5,233	(3,859)
Consolidation of VIEs related to the implementation of FIN No. 46R (Note 24):
Total assets recorded	—	—	20,439
Total liabilities recorded	—	—	20,439

29.	SUBSEQUENT EVENT

On June 23, 2006, the shareholders approved the payment of a cash dividend to shareholders of record on March 31, 2006 of ¥14 per share or a total of ¥24,123 million at the Company’s ordinary general meeting of shareholders.

30.	UNAUDITED SUBSEQUENT EVENT

As discussed in Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES,” IV. OTHER, the Company was under an audit by the Tokyo Regional Taxation Bureau with regard to transfer price taxation in connection with the North West Shelf LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005.

On June 30, 2006, the Company received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the one year ended March 31, 2000.

According to the notice of tax assessment, the taxable income was corrected by ¥4,863 million and the additional tax liabilities for the Corporation Tax, Enterprise Tax and Inhabitant Tax, including penalties and interests, are ¥2,375 million.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, “Disclosures about Oil and Gas Producing Activities,” this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs; and results of operations. Tables 4 and 5 present information on the companies’ estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as “Associated Companies,” for which the companies’ share of the investees’ information on oil and gas producing activities is presented in the following tables. The “Consolidated Companies” column includes activities in “Oceania” (Australia and New Zealand) and “Middle East” (Qatar and Oman). The “Associated Companies” column includes activities in “Oceania” (Australia) and “Others” (Sakhalin/Russia and Thailand). The “Associated Companies” column of the following tables includes information on liquefied natural gas (“LNG”) producing activities as an integral part of natural gas producing activities.

TABLE 1.	COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT*1,*[2]

	Millions of Yen
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide
Year Ended March 31, 2006:
Acquisition of Proved Properties	—	—	—	—	—
Acquisition of Unproved Properties	¥888	—	—	—	¥888
Exploration	1,911	¥737	¥17	¥403	3,068
Development	28,937	3,512	5,504	114,257	152,210

Total Costs Incurred	¥31,736	¥4,249	¥5,521	¥114,660	¥156,166

Year Ended March 31, 2005:
Acquisition of Proved Properties	¥20,944	—	—	¥323	¥21,267
Acquisition of Unproved Properties	26,403	—	—	—	26,403
Exploration	2,365	¥93	¥30	535	3,023
Development	15,909	6,466	5,432	91,464	119,271

Total Costs Incurred	¥65,621	¥6,559	¥5,462	¥92,322	¥169,964

Year Ended March 31, 2004:
Acquisition of Proved Properties	—	—	—	¥1,015	¥1,015
Acquisition of Unproved Properties	¥1,553	—	—	—	1,553
Exploration	1,102	¥467	¥599	209	2,377
Development	2,443	7,816	9,973	51,187	71,419

Total Costs Incurred	¥5,098	¥8,283	¥10,572	¥52,411	¥76,364

*[1]	Includes costs incurred whether capitalized or expensed and capitalized asset retirement costs incurred in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations.”
*[2]	Excludes the cumulative-effect adjustment of ¥5,821 million for the initial application of SFAS No. 143 from the costs incurred for the year ended March 31, 2004.

TABLE 2.	CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Millions of Yen
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others	Worldwide
Year Ended March 31, 2006:
Proved Properties*	¥96,328	¥38,420	¥124,683	¥417,849	¥677,280
Unproved Properties	30,252	—	—	2,430	32,682

Gross Capitalized Properties	126,580	38,420	124,683	420,279	709,962
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,900	13,433	73,594	97,485	199,412

Net Capitalized Costs	¥111,680	¥24,987	¥51,089	¥322,794	¥510,550

Year Ended March 31, 2005:
Proved Properties*	¥60,775	¥26,191	¥126,618	¥277,034	¥490,618
Unproved Properties	26,346	—	—	4,818	31,164

Gross Capitalized Properties	87,121	26,191	126,618	281,852	521,782
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,261	5,710	69,435	85,830	175,236

Net Capitalized Costs	¥72,860	¥20,481	¥57,183	¥196,022	¥346,546

Year Ended March 31, 2004:
Proved Properties*	¥21,989	¥23,674	¥118,332	¥185,443	¥349,438
Unproved Properties	1,977	—	—	4,928	6,905

Gross Capitalized Properties	23,966	23,674	118,332	190,371	356,343
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,191	3,193	63,119	77,686	158,189

Net Capitalized Costs	¥9,775	¥20,481	¥55,213	¥112,685	¥198,154

*	Includes capitalized asset retirement costs in accordance with SFAS No. 143.

TABLE 3.	RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES*

The companies’ results of operations from oil and gas producing activities are shown in the following table. In accordance with SFAS No. 69, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

	Millions of Yen				Worldwide
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others
Year Ended March 31, 2006:
Sales to Unaffiliated Enterprises	¥315	¥4,107	¥45,534	¥44,934	¥94,890
Transfers to Affiliated Enterprises	4,681	26,324	8,557	3,967	43,529

Total Revenues	4,996	30,431	54,091	48,901	138,419
Production Costs	2,061	2,862	17,295	10,229	32,447
Exploration Expenses	1,911	258	252	403	2,824
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	526	3,901	3,837	6,913	15,177
Income Tax (Benefits) Expenses	(240)	11,969	9,844	15,550	37,123

Results of Operations for Oil and Gas Producing Activities	¥738	¥11,441	¥22,863	¥15,806	¥50,848

Year Ended March 31, 2005:
Sales to Unaffiliated Enterprises	—	¥2,686	¥29,805	¥30,631	¥63,122
Transfers to Affiliated Enterprises	¥4,028	14,330	7,791	—	26,149

Total Revenues	4,028	17,016	37,596	30,631	89,271
Production Costs	2,369	2,393	11,123	6,687	22,572
Exploration Expenses	2,365	93	126	535	3,119
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	436	3,252	3,669	5,562	12,919
Income Tax Expenses	5	5,240	6,247	9,045	20,537

Results of Operations for Oil and Gas Producing Activities	¥(1,147)	¥6,038	¥16,431	¥8,802	¥30,124

Year Ended March 31, 2004:
Sales to Unaffiliated Enterprises	—	¥1,385	¥30,254	¥21,564	¥53,203
Transfers to Affiliated Enterprises	¥4,240	11,086	6,603	—	21,929

Total Revenues	4,240	12,471	36,857	21,564	75,132
Production Costs	2,345	2,320	13,426	5,997	24,088
Exploration Expenses	900	467	242	209	1,818
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	597	2,365	5,230	6,281	14,473
Income Tax Expenses	342	4,331	5,203	5,573	15,449

Results of Operations for Oil and Gas Producing Activities	¥56	¥2,988	¥12,756	¥3,504	¥19,304

*	Excludes the cumulative-effect adjustment of ¥2,214 million for the initial application of SFAS No. 143 from the results of operations for the year ended March 31, 2004.

TABLE 4.	PROVED RESERVE QUANTITY INFORMATION

The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2006, 2005 and 2004. The definitions used herein are in accordance with SFAS No. 25, “Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies.”

Proved Developed and Undeveloped Reserves:

	Crude Oil, Condensate and Natural Gas Liquids*[1]					Natural Gas*1, *[3]
	Millions of Barrels					Billions of Cubic Feet
	Consolidated Companies		Associated Companies		Worldwide	Consolidated Companies		Associated Companies		Worldwide
	Oceania	Middle East	Oceania	Others		Oceania	Middle East	Oceania	Others
Reserves at April 1, 2003	12	28	40	71	151	27	—	1,173	221	1,421
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	(3)	5	7	9	—	—	(282)	2	(280)
Extensions and Discoveries	—	—	—	52	52	—	84	—	729	813
Purchases	—	—	—	2	2	—	—	—	42	42
Sales	—	—	—	—	—	—	—	—	—	—
Production	(2)	(2)	(6)	(5)	(15)	—	—	(45)	(29)	(74)

Reserves at March 31, 2004	10	23	39	127	199	27	84	846	965	1,922
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	—	3	(6)	(32)	(35)	—	—	(26)	4	(22)
Extensions and Discoveries	2	1	—	—	3	42	—	—	437	479
Purchases	39	—	—	2	41	—	—	—	21	21
Sales	—	—	—	—	—	—	—	—	—	—
Production	(1)	(3)	(5)	(5)	(14)	—	(9)	(49)	(34)	(92)

Reserves at March 31, 2005	50	24	28	92	194	69	75	771	1,393	2,308
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	3	1	16	16	36	13	(31)	87	(11)	58
Extensions and Discoveries	3	1	—	—	4	—	2	—	432	434
Purchases	—	—	—	1	1	—	—	—	14	14
Sales	—	—	—	—	—	—	—	—	—	—
Production	(1)	(3)	(5)	(5)	(14)	(2)	(6)	(57)	(39)	(104)

Reserves at March 31, 2006	55	23	39	104	221	80	40	801	1,789	2,710

Proved Developed Reserves*[2]:
Reserves at April 1, 2003	9	28	17	18	72	—	—	364	58	422
Reserves at March 31, 2004	7	23	14	19	63	—	84	330	69	483
Reserves at March 31, 2005	6	24	14	18	62	—	75	356	82	513

Reserves at March 31, 2006	7	18	13	25	63	56	39	263	67	425

*[1]	1 barrel of crude oil = 5,800 cubic feet of natural gas
*[2]	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is about 28 percent as of March 31, 2006 and relatively low. The expected costs to develop these undeveloped reserves are estimated to be ¥514,822 million in total as of March 31, 2006, which is included in “Future Development Cost” in Table 5. The major undeveloped reserves are attributable to an associated company in Russia and an associated company in Australia. It is expected to commence the full-year production of crude oil in 2007 and LNG in 2008, for the associated company in Russia. In relation to the associated company in Australia, the production of crude oil and LNG has already commenced at the existing facilities. The drilling of additional development wells will be performed over the project life according to the drilling program of the project.
*[3]	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.

TABLE 5.	STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices to year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. Discounted future net cash flows are calculated using a discount factor of 10 percent. The information provided does not represent management’s estimate of the companies’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies’ future cash flows or value of their oil and gas reserves.

1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen				Worldwide
	Consolidated Companies		Associated Companies
	Oceania	Middle East	Oceania	Others
At March 31, 2006:
Future Cash Inflows from Production	¥342,585	¥228,044	¥672,116	¥1,644,418	¥2,887,163
Future Production Costs	(124,615)	(26,924)	(205,686)	(369,594)	(726,819)
Future Development Costs	(27,206)	(7,291)	(114,152)	(437,194)	(585,843)
Future Income Taxes	(25,763)	(104,206)	(115,459)	(202,793)	(448,221)

Undiscounted Future Net Cash Flows	165,001	89,623	236,819	634,837	1,126,280
10% Annual Discount for Timing of Estimated Cash Flows	(46,925)	(32,936)	(135,169)	(463,532)	(678,562)

Standardized Measure of Discounted Future Net Cash Flows	¥118,076	¥56,687	¥101,650	¥171,305	¥447,718

At March 31, 2005:
Future Cash Inflows from Production	¥206,903	¥180,308	¥392,005	¥1,021,275	¥1,800,491
Future Production Costs	(39,241)	(20,760)	(161,141)	(240,064)	(461,206)
Future Development Costs	(42,915)	(9,467)	(98,020)	(267,650)	(418,052)
Future Income Taxes	(37,675)	(80,860)	(62,292)	(141,239)	(322,066)

Undiscounted Future Net Cash Flows	87,072	69,221	70,552	372,322	599,167
10% Annual Discount for Timing of Estimated Cash Flows	(35,103)	(27,902)	(28,197)	(275,684)	(366,886)

Standardized Measure of Discounted Future Net Cash Flows	¥51,969	¥41,319	¥42,355	¥96,638	¥232,281

At March 31, 2004:
Future Cash Inflows from Production	¥36,333	¥138,382	¥382,405	¥656,697	¥1,213,817
Future Production Costs	(20,177)	(20,641)	(226,059)	(145,972)	(412,849)
Future Development Costs	(5,140)	(9,067)	(4,850)	(228,608)	(247,665)
Future Income Taxes	(2,085)	(58,820)	(51,950)	(98,338)	(211,193)

Undiscounted Future Net Cash Flows	8,931	49,854	99,546	183,779	342,110
10% Annual Discount for Timing of Estimated Cash Flows	(1,539)	(21,446)	(39,289)	(211,595)	(273,869)

Standardized Measure of Discounted Future Net Cash Flows	¥7,392	¥28,408	¥60,257	¥(27,816)	¥68,241

2) Details of Changes for the Year

	Millions of Yen
	Consolidated Companies			Associated Companies			Worldwide
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Present Value at April 1	¥93,288	¥35,800	¥34,017	¥138,993	¥32,441	¥182,466	¥232,281	¥68,241	¥216,483

Sales/Transfers of Oil and Gas Produced, Net of Production Costs	(30,504)	(16,282)	(12,046)	(75,468)	(50,417)	(38,998)	(105,972)	(66,699)	(51,044)
Development Costs Incurred	31,993	22,375	10,259	119,761	96,896	61,160	151,754	119,271	71,419
Purchases of Reserves in Place	—	23,150	—	1,633	1,578	1,894	1,633	24,728	1,894
Extensions and Discoveries	5,734	11,117	16,746	87,361	124,122	119,609	93,095	135,239	136,355
Net Changes in Prices,
Development and Production Cost	51,594	23,033	(2,475)	(57,345)	(37,454)	(253,034)	(5,751)	(14,421)	(255,509)
Revisions of Previous
Quantity Estimates*[1]	(11,786)	—	(2,837)	49,653	(33,933)	(37,158)	37,867	(33,933)	(39,995)
Accretion of Discount	9,329	3,580	3,402	13,899	3,244	18,247	23,228	6,824	21,649
Net Changes in Income Taxes	4,698	(11,387)	(137)	(23,129)	1,839	29,126	(18,431)	(9,548)	28,989
Others*[2]	20,417	1,902	(11,129)	17,597	677	(50,871)	38,014	2,579	(62,000)

Net Changes for the Year	81,475	57,488	1,783	133,962	106,552	(150,025)	215,437	164,040	(148,242)

Present Value at March 31	¥174,763	¥93,288	¥35,800	¥272,955	¥138,993	¥32,441	¥447,718	¥232,281	¥68,241

*[1]	Includes amounts resulting from changes in the timing of production.
*[2]	Main portion of “Others” is foreign currency translation adjustments.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.
(Registrant)

Date: September 27, 2006	by	/s/ KAZUYA IMAI
Kazuya Imai Senior Executive Managing Officer and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number		Document
1.1		The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2006 (English-language translation).

1.2		The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.3		The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.4		The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on September 8, 2004 (English-language translation).

2.1	*	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

8.1		List of Subsidiaries of Mitsui & Co., Ltd.

11.1		Code of Ethics for Senior Financial Officers and Professionals.

11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.