Form 20-F
period 2007-03-31
MITSUI & CO LTD
filed 2007-09-26
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2007

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

As of March 31, 2007, 1,784,627,061 shares of common stock were outstanding including

11,393,180 shares represented by an aggregate of 569,659 American Depositary Shares.

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

The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2007, 2006 and 2005 and the selected consolidated balance sheet data as of March 31, 2007 and 2006 below are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are included elsewhere in this annual report. The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2004 and 2003 and the selected consolidated balance sheet data as of March 31, 2005, 2004 and 2003 are derived from our previously published audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this annual report. The consolidated financial statements as of March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005 have been audited by Deloitte Touche Tohmatsu, independent auditors, whose report is filed as part of this annual report.

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
	2007	2006	2005	2004	2003
Consolidated Income Statement Data:
Results of Operations:
Revenues(1)	¥4,881	¥4,115	¥3,495	¥2,971	¥2,776
Gross Profit(1)	904	818	708	611	567
Equity in Earnings of Associated Companies(1)	153	94	64	40	15
Income from Continuing Operations(1)	298	216	118	80	40
Net Income	302	202	121	68	31
Income from Continuing Operations per Share(1):
Basic	172.37	134.75	74.69	50.68	25.28
Diluted	163.53	126.82	70.38	47.86	23.88
Net Income per Share:
Basic	174.26	126.26	76.55	43.25	19.68
Diluted	165.32	118.85	72.12	40.89	18.69
Cash Dividends Declared per Share	31	20	9	8	8
Cash Dividends Declared per Share in U.S. Dollars(2)	$0.27	$0.17	$0.09	$0.07	$0.07

	In Billions of Yen, Except Amounts per Share and Common Stock Data
	As of or for the Years Ended March 31,
	2007	2006	2005	2004	2003
Consolidated Balance Sheet Data:
Financial Position at Year-End:
Total Assets	¥9,813	¥8,574	¥7,593	¥6,716	¥6,541
Total Shareholders’ Equity	2,110	1,678	1,123	963	862
Long-term Debt, less Current Maturities	2,888	2,659	2,710	2,391	2,344
Return on Equity(3)	15.9%	14.5%	11.6%	7.5%	3.5%
Common Stock	323	296	192	192	192
Other Information at Year-End:
Common Stock:
Number of Shares Outstanding (in Thousands)	1,784,627	1,722,954	1,582,211	1,581,013	1,581,377
Number of Shareholders	102,324	121,503	107,034	109,722	115,267

	In Billions of Yen
	For the Years Ended March 31,
	2007	2006	2005	2004	2003
Consolidated Cash Flow Statement Data:
Cash Flows:
Net Cash Provided by Operating Activities	¥239	¥146	¥200	¥100	¥52
Net Cash Used in Investing Activities	(418)	(347)	(224)	(134)	(4)

(1)	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.
(2)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the rates in effect on the respective dividend payment dates.
(3)	Return on Equity is calculated as annual consolidated net income divided by average balance of shareholders’ equity between beginning date and ending date of each fiscal year.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

The official exchange rate on September 19, 2007 was ¥116.21 = U.S.$1.00. The following table sets forth the high and low official noon buying rates for Japanese yen of the Federal Reserve Bank of New York in each month of the previous six months.

	Yen per U.S. Dollar
	High	Low
August 2007	¥119.76	¥113.81
July 2007	123.34	118.41
June 2007	124.09	121.08
May 2007	121.79	119.77
April 2007	119.84	117.69
March 2007	118.15	116.01

The following table sets forth the average exchange rate for each of the last five fiscal years. We have calculated these average rates by using the rate on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York on the last business day of each month during the relevant fiscal year.

Year Ended March 31,	Yen per U.S. Dollar
Average Rate
2007	¥116.55
2006	113.67
2005	107.28
2004	112.75
2003	121.10

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

Our global business activities are affected by economic conditions both globally and regionally. Among other locations, we are particularly vulnerable to downward economic trends in Japan, China and the United States. An economic downturn may cause a reduction in the flow of goods and materials, a decline in private consumption and fixed investment, and subsequently a decrease in demand from our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition.

Fluctuations in commodity prices, especially crude oil, iron ore, coal and copper, can adversely affect our results of operations and financial condition.

We are engaged in trades in and, as the case may be, production of a variety of commodities in the global commodities market including metal, energy, chemical and agricultural products. Among others, significance of operating results from our mineral resources and energy producing activities in our overall operating results has considerably intensified, reflecting the rising prices of such commodities as well as increased production in these operations. Unexpected movements in commodity prices may adversely affect our business, operating results and financial condition.

For further information about the impact by commodity price fluctuations on our business and results of operations for the year ended March 31, 2007 and in the future, see “Item 5.A. Operating Results.”

Exchange rate fluctuations may adversely affect our operating results, especially because a major part of our operating results consists of those at our overseas subsidiaries and associated companies.

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

See “Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5.A. Operating Results—Impact of Foreign Currency Exchange Fluctuation on Operating Results” and ”Item 5. B. Liquidity and Capital Resources.”

We are subject to diverse counterparty credit risks which our management policy for credit exposure cannot eliminate entirely.

We are exposed to diverse counterparty credit risks reflecting a variety of businesses. For example:

•

Many of our customers purchase products and services from us on credit. At March 31, 2007, current trade receivable (less unearned interest and allowance for doubtful receivables—current) was ¥2,886.0 billion, representing 29.4% of our total assets and recognized losses for doubtful receivables—current for the year ended March 31, 2007 and balance of the allowance for doubtful receivables—current were ¥7.9 billion and ¥29.8 billion, respectively;

•	We engage in significant project financing activities as a lender or guarantor whereby we assume repayment risk; and

•	We have counterparty payment risk from various derivative transactions we enter into as part of our hedging activities.

Diverse types of credit losses may adversely affect our operating results and business.

Changes in interest rates could have an adverse effect on our operating results because of our significant short-term and long-term debt.

We are exposed to risks associated with interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, particularly our significant debt obligations, including ¥658.7 billion short-term debt and ¥2,887.5 billion long-term debt, less current maturities. An increase in interest rates, especially in Japan and the United States, may adversely affect our results of operations.

See “Item 5.B. Liquidity and Capital Resources—Funding Sources.”

If the value of assets for which we act as lessor, such as real property and equipment, aircraft, ocean transport vessels and rolling stock decline, we may record a significant impairment loss.

Assets for which we act as lessor, such as real property, aircraft, ocean transport vessels, rolling stock and equipment, are exposed to potential significant impairment losses due to the decline in the value of these assets. As of March 31, 2007, the value of these assets in which we act as lessor, presented on our Consolidated Balance Sheets as “Property leased to others—at cost, less accumulated depreciation,” was ¥259.2 billion. The carrying amounts of these assets in which we act as lessor are affected by certain factors which are beyond our control such as their global supply and demand, prevailing interest rates, prices of relevant products and services and regional and/or global cyclical trends. There can be no assurance that adjustments for impairment losses with respect to such assets will not be made. Any adjustments may have an adverse effect on our financial condition and results of operations.

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

A significant portion of our investment portfolio consists of marketable equity securities of Japanese issuers. At March 31, 2007, our marketable equity securities were carried at a fair value of ¥861.5 billion. Among others, Mitsui’s marketable equity securities of Japanese issuers amounted to ¥571.5 billion, representing 62.6% of the fair value of our total available-for-sale securities and 5.8% of our total assets. Volatility and decline in the Japanese equity securities market could negatively impact the value of our investment portfolio and our results of operations and financial condition.

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

We are engaged in various types of businesses worldwide which expose us to risks associated with fluctuations in commodity prices, the supply and demand of commodities, foreign exchange rates and interest rates, in addition to risks associated with regional political and economic instabilities. Furthermore, some of our business activities may be exposed to concentration risk in particular industries located in specific regions or countries. For example:

•	In Russia and Brazil, we have significant size of interests in the exploration, development and production of mineral resources and energy.

•	In Indonesia, we actively participate in infrastructure projects, including the operation of power plants, and maintain a nationwide motorcycle retail finance business.

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

As of March 31, 2007, we had 373 consolidated subsidiaries and 192 associated companies. We have been continuously restructuring underperforming businesses of our consolidated subsidiaries and associated companies from the viewpoint of operational efficiency as well as profitability. If we fail to successfully eliminate or restructure our underperforming subsidiaries and associated companies in a timely manner or if these efforts fail to improve our business operations as contemplated, our business operations may become less efficient and our results of operations may be adversely affected.

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

We participate as a non-operator in many of these projects. Under these circumstances, we carefully consider the business potential and profitability of projects based on the information and data provided by operators, who substantially control operations of such projects, including decision-making in the course of development and production. In addition to the above-mentioned risks, operators’ failure in managing those projects may adversely affect our operating results and financial condition.

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

In response to the maturation of consumption in Japan and other developed countries, we have been focusing on entering new consumer oriented businesses. Additionally, we are undertaking a reorganization of our traditional businesses in industrial products and raw materials to better reflect the globalization of the economy and the rapid progress of information technology. However, in certain new business areas which we regard as important, we may have a shortage of required human resources for carrying out our business plans and managing other personnel, which can cause a loss of opportunities to start new businesses, which in turn may adversely affect our future business.

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

Mitsui and its United States subsidiary, Mitsui & Co. (U.S.A.), Inc. are shareholders of Coronet Industries Inc. (“Coronet”), a former manufacturer of animal feed supplements, each with 18% and 12% share interest respectively. Coronet has been working with the U.S. Environmental Protection Agency (“EPA”) and the State of Florida on an investigation on environmental conditions related to its prior operations at its facility in the state of Florida. In addition, Coronet has been named as defendant in two civil actions initiated by residents residing in areas adjacent to the facility. Mitsui and Mitsui & Co. (U.S.A.), Inc., together with prior owners of Coronet’s assets, have been named as defendants in one of these actions.

We are subject to extensive laws and regulations in Japan and other countries throughout the world. Changes in these laws and regulations could adversely affect our results of operations.

Our business operations are subject to extensive laws and regulations in Japan and other countries throughout the world. Our operations are subject to laws and regulations governing, among other things, taxation, business and investment approvals, import and export (including restrictions from the viewpoint of national and international-security), antitrust, consumer and commercial restrictions, currency exchange control, and environmental protection. Moreover, many of our infrastructure projects in developing countries are subject to less developed legal systems. As a result, our costs may increase due to factors such as the lack of a comprehensive set of laws and regulations, an unpredictable judicial system based on inconsistent application and interpretation of laws and regulations, and changing practices of regulatory and administrative bodies. For example, we are subject to sudden and unpredictable changes to:

•	tariffs for products and services that we provide;

•	technical specifications with respect to environmental regulations;

•	income tax and duty rates; and

•	foreign exchange controls with respect to repatriation of investments and dividends.

Furthermore, while we are involved in the exploration, development and production activities through various contractual arrangements, there is no assurance that the contracts will be upheld or extended when they expire. Moreover, there can be no assurance that the regulatory bodies of these areas will not unilaterally interfere and alter the contractual terms of our oil and gas operations involving production rates, pricing formulas, royalties, environmental protection cost, land tenure or otherwise. If these regulatory bodies unilaterally alter such contractual terms or if we are unable to comply with any new laws and regulations, our business, operating results and financial condition could be adversely affected. Furthermore, we could incur substantial additional costs to comply with any new laws and regulations.

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

See “Compensation and Other Charges Related to DPF Incident” of “Item 5.A. Operating Results.” And also see “Item 15. Controls and Procedures” for the details of naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd. in Singapore during the year ended March 31, 2007.

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

Medium-Term Strategic and Financial Plan to March 2006

In May 2004, Mitsui formulated and announced the Medium-Term Strategic and Financial Plan for the two years to March 31, 2006, aiming at a solid foundation for sustainable longer-term growth. The plan called for investments in the amount of ¥500 billion (including ¥100 billion in property and equipment) over the two year period to March 2006, mainly in our core areas of strength, namely mineral resources, including expansion of iron ore and coal mines in Australia, and energy, including the Sakhalin II LNG and oil development project in Russia and the Enfield oil project in Western Australia, and infrastructure project businesses, including our power producing business. It also called for developing other key areas, such as consumer products and services businesses. The investing activities resulted in net cash outflows of ¥347.3 billion and ¥224.0 billion for the years ended March 31, 2006 and 2005, respectively.

Medium-Term Management Outlook Announced in May 2006

Following the completion of the period covered by the Medium-Term Strategic and Financial Plan to March, 2006, Mitsui established and announced a new Medium-term Management Outlook in May 2006, based on a company-wide consideration of the business activities that we should develop over the next three-to-five years as below:

Development of Strategic Business Portfolio

We developed key policies based on dividing our business into the four areas outlined below. In working toward our vision for the next three to five years, we intended to make investments of approximately ¥800 billion over two years ending March 2008.

•

In mineral resources and energy, we intend to complete the development of large-scale projects such as Sakhalin II, and to expand existing projects such as our LNG project in Western Australia and iron ore and coal production in Australia, while investing selectively in high-quality new projects.

•

In the area of global marketing networks, particularly in steel products, chemical products and machinery, we provide and refine supply chain management (“SCM”) and other sophisticated functions. We will focus on the automobile, IT and energy businesses, and focus on developing areas through collaboration among operating segments outside Japan, particularly Asia.

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

For further information, including the development of investing activities as of March 31, 2007, also see “Item 5.B. Liquidity and Capital Resources.”

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

Capital Expenditures

See “Item 5.B. Liquidity and Capital Resources—Cash Flows” for further information. Our capital expenditures, including investments in debt securities, property and equipment and leased assets, amounted to ¥798 billion, ¥613 billion and ¥526 billion for the years ended March 31, 2007, 2006 and 2005, respectively. A breakdown is provided below.

	Billions of Yen
	Years Ended March 31,
	2007	2006	2005
Investments in and advances to associated companies	¥222	¥176	¥190
Acquisitions of available-for-sale securities	135	121	91
Acquisitions of held-to-maturity debt securities	0	2	2
Acquisitions of other investments	102	67	68
Additions to property leased to others and property and equipment	327	247	170
Acquisitions of subsidiaries, net of cash acquired	12	—	5

Total	¥798	¥613	¥526

Of additions to property leased to others and property and equipment, the following were our most significant expenditures with respect to property and equipment:

•

for the year ended March 31, 2007, ¥54 billion for the acquisition of the oil and gas project in the offshore Gulf of Mexico and ¥37 billion for other oil and gas projects of the Enfield and Vincent oil field in Australia, Tui oil field in New Zealand and oil and gas project in Oman; and for the years ended March 31, 2006 and 2005, development of the Enfield crude oil project in Western Australia in the Energy Segment for ¥22 billion and ¥64 billion, respectively; and

•

expansion of our iron ore and coal mines in Australia in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment for ¥58 billion, ¥36 billion and ¥17 billion for the years ended March 31, 2007, 2006 and 2005, respectively.

See “Energy Segment” and “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” of “Item 4.B. Business Overview.”

Additions to property leased to others included rolling stock leased to railway companies mainly in the United States and European countries, aircraft leased to global carriers and ocean vessels chartered to global shipping companies as follows:

•	¥71 billion of rolling stock for the year ended March 31, 2007;

•	¥54 billion of rolling stock and ¥8 billion of aircraft for the year ended March 31, 2006; and

•	¥9 billion of rolling stock and ¥7 billion of ocean vessels for the year ended March 31, 2005.

Investments in and advances to associated companies, and acquisitions of subsidiaries include the following capital expenditures:

Years Ended March 31,	Investee		Country	Investment Amount (Billions of Yen)
2007	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	108

	Greenfield Energy Center LP	Associated company	Canada	11

	Asahi Tec Corporation	Associated company	Japan	12

	Toyo Engineering Corporation	Associated company	Japan	10

	Gas distribution operations in Brazil	Associated company	Brazil	10

2006	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	84

	IPM Eagle LLP	Associated company	United Kingdom	13

	Thai Tap Water Supply Co. Ltd.	Associated company	Thailand	11

2005	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	81

	IPM Eagle LLP	Associated company	United Kingdom	62

	Quintiles Transnational Japan K.K.	Associated company	Japan	9

	CornerStone Research & Development, Inc.	Subsidiary	United States	9

Also see “Item 4.B. Business Overview” of “Energy Segment” and “Machinery & Infrastructure Projects Segment”.

Acquisitions of available-for-sale securities included the followings:

•

the acquisition of shares in Recruit Co., Ltd. for ¥27 billion for the year ended March 31, 2007. See “Item 4.B. Business Overview—Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment.”

•	the acquisition of shares in Seven & i Holdings Co., Ltd in the amount of ¥50 billion for the year ended March 31, 2006. See “Item 4.B. Business Overview—Foods & Retail Segment.”

Capital expenditures are usually financed by external sources, such as commercial banking institutions.

Divestitures including those of matured debt securities amounted to ¥315 billion, ¥251 billion and ¥287 billion for the years ended March 31, 2007, 2006 and 2005, respectively. A breakdown of our divestitures is provided below.

	Billions of Yen
	Years Ended March 31,
	2007	2006	2005
Sales of investments in and collection of advances to associated companies	¥34	¥38	¥53
Proceeds from sales of available-for-sale securities	61	37	22
Proceeds from maturities of available-for-sale securities	107	52	57
Proceeds from maturities of held-to-maturity debt securities	1	2	3
Proceeds from sales of other investments	59	48	73
Proceeds from sales of property leased to others and property and equipment	53	74	79

Total	¥315	¥251	¥287

The sales of available-for-sale securities for the years ended March 31, 2007, 2006 and 2005 mostly consisted of those of Japanese listed companies. They included the following:

•	¥15 billion from the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, in response to a tender offer for the year ended March 31, 2005; and

•	¥3 billion from the sale of shares in KDDI CORPORATION, a Japanese telecommunication carrier for the year ended March 31, 2006.

Sales of property leased to others and property and equipment included the sales of rolling stock leased to railway companies mainly in the United States, aircraft leased to global airline carriers and ocean vessels chartered to worldwide shipping companies as follows:

•	¥19 billion of rolling stock for the year ended March 31, 2007;

•	¥26 billion of aircraft and ¥18 billion of rolling stock for the year ended March 31, 2006; and

•	aggregately ¥17 billion of aircraft, ocean vessels and rolling stock for the year ended March 31, 2005.

Furthermore, proceeds from sales of property and equipment included:

•	¥4.1 billion from the sale of warehouses and land at Tri-Net Logistics Management, Inc. (United States) for the year ended March 31, 2007;

•	¥6 billion from the sale of Mitsui’s corporate welfare facilities for the year ended March 31, 2006; and

•	¥11 billion from the sale of our office building in the United Kingdom; and ¥13 billion from the sale of Mitsui’s corporate residences and dormitories in Japan for the year ended March 31, 2005.

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

Nature of Our Operations and Principal Activities

We are a general trading company engaged in a range of global business activities including worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities as a general trading company include the sale, distribution, purchase, marketing, supply of and dealing in a wide variety of products and services, as a principal or an agent, including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodities and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. Recently, we have been proactively making strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), media and other consumer services.

While we continue to diversify our activities, the provision of services remains one of our core activities. Specifically, we act as an intermediary between customers and suppliers engaged in import, export, and offshore and domestic trading activities. For example, we develop markets overseas for exporters and locate raw materials or product sources that meet the needs of importers. To facilitate smooth customer transactions between customers and suppliers, we draw upon our various capabilities such as market information analysis, credit supervision, financing and transportation logistics.

In addition to our Head Office, Mitsui had 16 branches and offices located in Japan and 145 branches, offices and overseas trading subsidiaries(1) located in other parts of the world as of April 1, 2007. They provide market information to each other and cooperate in developing various business opportunities.

The U.S. Department of State designates Iran, Sudan, Syria, Cuba and North Korea as state sponsors of terrorism and subjects them to export controls. As a globally operating organization, we conduct business with customers in various countries including Iran, Sudan, Cuba and Syria. Our activities with customers in these states are insignificant when compared to our entire business (less than 1% of our consolidated revenues, gross profit and assets for the years ended March 31, 2007, 2006 and 2005) and do not, in our view, represent either individually or in aggregate, a material investment risk.

Our Iran-related operations primarily consist of business activities in which we have acted as an agent for Japanese companies such as Japanese engineering and heavy machinery companies, and assist them with various aspects of entering into and completing industrial projects in Iran. In addition, we have arranged financings provided by export credit agencies for the principals of industrial projects in Iran. Furthermore, under limited circumstances, we engaged in Iran-related business activities as a principal, where we purchased crude oil, oil products and petrochemical products from Iranian entities and sold them in Japan and elsewhere. Mitsui has only one asset located in Iran, a subsidiary which renders services to support Mitsui’s implementing the above-mentioned activities.

Our Sudan-related operations consist of sales of chemical raw materials for consumer products in which we act as an agent, where our counterparties are neither Sudanese governmental bodies nor entities engaged in oil exploration and production in the country. In the past there were insignificant amount of sales of steel pipes and and purchase of sesame seeds. We have no business assets located in Sudan.

(1)	In this annual report, “overseas trading subsidiary” means subsidiaries such as Mitsui & Co. (U.S.A.), Inc., which represent major portion of geographic operating segments of Americas, Europe, Asia and Other Overseas Areas. See “Products and Services and Principal Activities by Reportable Operating Segments” for further details.

Seasonality of Our Business Activities

The trading of individual products such as heating oil, foods and textiles is influenced by seasonal factors. For example, heating oil is traded more frequently in winter than in summer months. Another example is our food wholesale business where the revenues of MITSUI FOODS CO., LTD. (Japan) increase from October to December and decrease from January to March, reflecting seasonal consumption habit in Japan. Nonetheless, the seasonality of any product either individually or in the aggregate has marginal impact on our annual operating results.

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

See “Products and Services and Principal Activities by Reportable Operating Segments” below. Special sales or purchase methods, including financial arrangements, provided by the Machinery & Infrastructure Projects Segment and the Energy Segment; and supply chain management (“SCM”) systems conducted by some operating segments are also described therein. SCM means a planning and management of successive and integrated activities which cover procurement of raw materials, inventory control, processing, and logistics management for materials and products, ordinarily maintained through collaboration among suppliers, intermediaries and/or third-party service providers, and customers.

Competitive Position

Our main competitors are other Japanese general trading companies. Moreover, all of our potential business partners, for supply of products and services; or for establishment of joint venture operations, could also be competitors. To ensure our competitiveness, we strive to continue to successfully meet the changing needs of our customers and suppliers worldwide. Analysis of competitive position by operating segment is provided in “Products and Services and Principal Activities by Reportable Operating Segments” below and also see “Item 3.D. Risk Factors.”

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

Governmental Regulations with Respect to the Exploration and Production of Oil, Gas, and Mineral Resources

We are involved in various projects involving exploration for and production of crude oil, natural gas, iron raw material and non-ferrous metals in many different countries in which we participate as a minority stakeholder and non-operator. These exploration and production activities are subject to a broad range of local laws and regulations, which affect virtually all aspects of these activities. Contractual arrangements in connection with our oil, gas and mining activities, such as leases, licenses and production agreements are generally entered into with a government entity or a government owned company. See “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” and “Energy Segment” of “Products and Services and Principal Activities by Reportable Operating Segments” below.

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

Products and Services and Principal Activities by Reportable Operating Segments

For the year ended March 31, 2007, we had twelve reportable operating segments which consisted of eight products and services focused reportable operating segments and four region-focused reportable operating segments listed as below:

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

Gross Profit, Operating Income (Loss) and Net Income (Loss) by reportable operating segment for the years ended March 31, 2007, 2006 and 2005 were as follows(1)(2)(3)(4):

Gross Profit:

	In Billions, Except Percentages
	Years Ended March 31,
	2007		2006		2005
Iron & Steel Products	¥57.8	6.4%	¥54.4	6.6%	¥47.3	6.7%
Iron & Steel Raw Materials and Non-Ferrous Metals	122.3	13.5	110.8	13.5	74.2	10.5
Machinery & Infrastructure Projects	108.0	12.0	90.6	11.1	82.9	11.7
Chemical	103.1	11.4	97.8	12.0	87.1	12.3
Energy	112.5	12.4	84.7	10.4	72.6	10.3
Foods & Retail	81.3	9.0	79.9	9.8	85.3	12.0
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	130.0	14.4	128.4	15.7	121.7	17.2
Logistics & Financial Markets	60.5	6.7	51.4	6.3	46.7	6.6
Americas	64.7	7.2	61.6	7.5	49.9	7.0
Europe	23.3	2.6	22.4	2.7	20.6	2.9
Asia	27.6	3.1	27.4	3.3	21.8	3.1
Other Overseas Areas.	5.3	0.6	4.9	0.6	4.0	0.6

Total	896.4	99.3	814.3	99.5	714.1	100.9

All Other	4.4	0.5	7.1	0.9	12.4	1.8
Adjustments and Eliminations	2.9	0.2	(3.1)	(0.4)	(18.3)	(2.7)

Consolidated Total	¥903.7	100.0%	¥818.3	100.0%	¥708.2	100.0%

Operating Income (Loss)*:

	In Billions, Except Percentages
	Years Ended March 31,
	2007		2006		2005
Iron & Steel Products	¥25.6	8.3%	¥26.5	9.9%	¥16.3	8.6%
Iron & Steel Raw Materials and Non-Ferrous Metals	98.7	32.0	87.2	32.5	51.9	27.3
Machinery & Infrastructure Projects	20.9	6.8	21.7	8.1	21.6	11.3
Chemical	35.3	11.4	34.0	12.7	24.5	12.9
Energy	73.9	23.9	52.0	19.4	35.4	18.6
Foods & Retail	10.9	3.5	9.1	3.4	17.8	9.3
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	20.3	6.6	25.0	9.3	24.0	12.6
Logistics & Financial Markets	24.2	7.8	17.6	6.6	18.5	9.7
Americas	21.3	6.9	21.7	8.1	14.7	7.7
Europe	3.1	1.0	4.3	1.6	2.6	1.4
Asia	9.6	3.1	10.7	4.0	7.8	4.1
Other Overseas Areas.	(0.2)	(0.1)	1.0	0.4	0.4	0.2

Total	343.6	111.2	310.8	116.0	235.5	123.7

All Other	(4.3)	(1.4)	(3.2)	(1.2)	(0.6)	(0.3)
Adjustments and Eliminations	(30.4)	(9.8)	(39.4)	(14.8)	(44.5)	(23.4)

Consolidated Total	¥308.9	100.0%	¥268.2	100.0%	¥190.4	100.0%

*	Operating income (loss) reflects our (a) Gross Profit, (b) Selling, general and administrative expenses and (c) Provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Net Income (Loss):

	In Billions, Except Percentages
	Years Ended March 31,
	2007		2006		2005
Iron & Steel Products	¥20.6	6.8%	¥19.4	9.6%	¥11.6	9.6%
Iron & Steel Raw Materials and Non-Ferrous Metals	103.8	34.4	54.7	27.0	35.4	29.2
Machinery & Infrastructure Projects	33.6	11.1	30.6	15.1	20.9	17.3
Chemical	19.3	6.4	12.1	6.0	(6.9)	(5.7)
Energy	70.2	23.3	40.9	20.2	42.8	35.3
Foods & Retail	(12.3)	(4.1)	(3.2)	(1.6)	10.6	8.8
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	16.6	5.5	17.5	8.6	11.8	9.7
Logistics & Financial Markets	14.6	4.8	13.4	6.6	11.8	9.7
Americas	16.9	5.6	12.6	6.2	12.3	10.2
Europe	3.8	1.3	4.2	2.1	2.7	2.2
Asia	7.9	2.6	9.3	4.6	8.0	6.6
Other Overseas Areas.	14.4	4.8	14.3	7.1	5.8	4.8

Total	309.4	102.5	225.8	111.5	166.8	137.7

All Other	5.9	2.0	11.8	5.8	4.7	3.9
Adjustments and Eliminations	(13.8)	(4.5)	(35.2)	(17.3)	(50.4)	(41.6)

Consolidated Total	¥301.5	100.0%	¥202.4	100.0%	¥121.1	100.0%

Notes:

(1)	The figures for “Consolidated Total” for the years ended March 31, 2006 and 2005 have been reclassified to conform to the change in current year presentation for discontinued operations, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(2)	“All Other” includes business activities which primarily provide services, such as financing services, and operations services to external customers, and/or to us and associated companies.
(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of corporate departments, and eliminations of intersegment transactions.
(4)	Transfers between operating segments are made at cost plus a markup.

Iron & Steel Products Segment

The Iron & Steel Products Segment consists of one business unit, the Iron & Steel Products Business Unit, which has:

•	19 subsidiaries including Mitsui Bussan Construction Materials Co., Ltd. (Japan), SINTSUDA CORPORATION (Japan) and Regency Steel Asia Pte Ltd. (Singapore); and

•	16 associated companies including Nippon Steel Trading Co., Ltd. (Japan) and Shanghai Bao-Mit Steel Distribution Co., Ltd. (China).

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥57.8 billion or 6.4% and ¥20.6 billion or 6.8% of our consolidated total, respectively.

Iron and steel products are used in a wide range of industries including the automobile, electronics, transportation, construction and energy sectors. We have served our customers in these industries worldwide and provided support services for Japanese steel makers. The Iron & Steel Products Business Unit conducts manufacturing, trading, marketing, processing and distribution of:

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

This business unit has made investments in subsidiaries and associated companies including coil centers as bases for processing and distribution; steel makers as manufacturing bases; and steel product specialized trading companies. For example:

•

This business unit owns Regency Steel Asia Pte Ltd. (Singapore), a steel products wholesaler. The acquisition was made in the year ended March 31, 2004, with the aim to expand wholesale operations in the rapidly growing steel products markets in Asia.

•

This business unit also focuses on business opportunities in Russia and in India among others, by setting up joint ventures with local business entities and creating our service networks such as coil centers.

In the steel products business, both manufacturers and users are large-scale and sophisticated organizations. As low value added intermediation between these entities is no longer sufficient to serve their needs, the business unit has developed its services based on the proprietary SCM network by making use of accumulated IT and logistics expertise. By working closely with manufacturers and users, we optimize distribution and inventory control, thus sharing with customers and suppliers the benefit of associated cost reductions. For example:

•

We have established steel service centers, galvanized steel plants and tin-plating facilities at our subsidiaries and/or joint ventures with Japanese and overseas steel makers and other local partners in order to meet the rising demand from manufacturers of automobiles, electric appliances and heavy electric machinery that have transplanted their production centers to the United States, Southeast Asia and China. The most representative case is Shanghai Bao-Mit Steel Distribution Co., Ltd. (China), a joint venture established in 2002 with Shanghai Baosteel Group Corporation, a Chinese integrated steel manufacturer, in order to build a network of steel products service centers in China. Through this joint venture, we have been setting up SCM network by integrating service centers within China improving operational efficiency; and have been actively pursuing additional investments.

•

We frequently draw upon the unit’s logistics expertise in delivering a wide range of materials and products in large volume under optimized schedule along with expertise in project financing. We also take advantage of the business relationships and marketing channels of other business units in the fields of energy, industrial plants, shipping and machinery. This enabled us to be involved in various industrial projects including the construction of oil and gas pipeline projects such as the Sakhalin project where we supplied steel structure; and Yemen LNG project operated by TOTAL (46km transfer line) where we supplied high grade steel pipe.

Some competitors of this business unit, other Japanese trading companies, have reorganized their businesses and established new joint ventures, such as Marubeni-Itochu Steel Inc. and Metal One Corporation in their efforts to achieve low-cost operations through economy of scale. In contrast, this business unit puts priority in efficiently leveraging business resources of other operating segments through groupwide collaborations. In order to increase competitiveness as well as pursuing strategic business opportunities, the Iron & Steel Products Business Promotion Division within this business unit, specializes in investments in steel-related enterprises, particularly joint investments in response to the needs from steel users and steel manufacturers in Japan and overseas, strengthening ties with Japanese steel makers and wholesalers through collaboration in sales of products, procurement of raw materials and equity investments. Furthermore, this business unit concentrates on achieving low-cost operations in the domestic market which has been already mature, through spin-off and other business reorganizations.

In July 2006, Mittal Steel Company N.V. and Arcelor S.A., both of which were one of the world largest integrated steel manufacturers, agreed to merge. We have been carefully watching reorganizations in the global steel industry. We have observed that operational optimization through reorganization of integrated steel manufacturers tends to contribute to the stabilization of steel prices. In newly developing countries such as China and India, an increase in local steel demand and an increase in local steel production are ongoing in tandem, providing a definite forecast on the global supply-demand balance in the future becomes extremely difficult. Continuously offering efficient SCM services is still a key for this business unit to survive in such worldwide reorganization of steel industry.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

The Iron & Steel Raw Materials and Non-Ferrous Metals Segment consists of one business unit, the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit. This segment has:

•

17 subsidiaries, including Mitsui Iron Ore Development Pty. Ltd. (Australia), Sesa Goa Limited (India), Mitsui Itochu Iron Pty. Ltd. (Australia), Mitsui Coal Holdings Pty. Ltd. (Australia), Japan Collahuasi Resources B.V. (Netherlands), Raw Materials Development Co. (United States), Mitsui Bussan Raw Materials Development Corp. (Japan) and MITSUI BUSSAN METALS SALES CO., LTD. (Japan); and

•	12 associated companies, including Valepar S.A. (Brazil), BHP Mitsui Coal Pty., Ltd. (Australia), NIPPON AMAZON ALUMINUM CO., LTD. (Japan) and SUMIC Nickel Netherlands B.V. (Netherlands).

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥122.3 billion or 13.5% and ¥103.8 billion or 34.4% of our consolidated totals, respectively.

Effective April 1, 2007, the former Iron & Steel Raw Materials and Non-Ferrous Metals Segment was renamed as Mineral & Metal Resources Segment, by transferring businesses of coal, nuclear fuels, carbon credits, and hydrogen and fuel cell to the Energy Segment.

This business unit is engaged in various business activities including:

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

In the field of iron and steel raw materials, in 1960s we started investment in raw materials sourcing projects based on concept of “develop-and-import”, aiming at stable procurement of those raw materials to Japan through diversified channels. Those projects are supplying raw materials to major iron and steel manufacturing countries including Japan.

The following tables provide information on our investments in iron ore and coal resource projects. For more information on our mining activities including production and reserves, See “Item 4.D. Property, Plants and Equipment—Mining Activities.” i)

IRON ORE

Joint Venture or Investee(1)	Mitsui’s Subsidiary or Associated Company(2)	Name of Mines(3)	Location	Mitsui’s Percentage of Ownership	Other Major Participants and Their Percentages of Ownership
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pannawonica West Angelas	Pilbara Region, Western Australia	33.00%	Rio Tinto Nippon Steel	53.00 10.50	% %
					Sumitomo Metal Industries	3.50%

Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Mount Whaleback	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Marillana Creek	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	North Area (Yarrie) (Nimingarra) Area C	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Sesa Goa Limited	Sesa Goa Limited	Codli Sonshi Chitrandurga Hospet	Goa, India Karnataka India	51.00%	(publicly listed company)

i)	In April 2007, this business unit sold its entire stake in Sesa Goa Limited. Iron ore mining businesses remains our core business, and we will continue to engage in acquisition of promising iron ore mine interests and enhancement of existing mining operations in production capacity and operational efficiency.

COAL
Joint Venture or Investee(1)	Mitsui’s Subsidiary or Associated Company(2)	Name of Mines(3)	Location	Mitsui’s Percentage of Ownership	Other Major Participants and Their Percentages of Ownership
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Poitrel South Walker Creek	Queensland, Australia	20.00%	BHP Billiton	80.00%

Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Bengalla	New South Wales, Australia	10.00%	Rio Tinto Wesfarmers Taiwan Power	40.00% 40.00% 10.00%

Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Kestrel	Queensland, Australia	20.00%	Rio Tinto	80.00%

Dawson Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Dawson	Queensland, Australia	49.00%	Anglo American	51.00%

German Creek Joint Venture	Mitsui Coal Holdings Pty. Ltd.	German Creek	Queensland, Australia	30.00%	Anglo American	70.00%

(1)	The term “Investee” refers only to Sesa Goa Limited and BHP Mitsui Coal Pty. Ltd.
(2)	“Mitsui’s Subsidiary or Associated Company” indicates names of the companies through which we own our interests in the joint ventures or the investee. Sesa Goa Limited is a Mitsui’s subsidiary in which we own a 51% voting share. BHP Mitsui Coal Pty. Ltd. is a Mitsui’s associated company in which it directly owns a 20% voting share.
(3)	“Name of Mines” indicates the names of principal producing mines.
(4)	In addition to the above-mentioned coal mining projects, through Mitsui Coal Holdings Pty. Ltd., we have small interests in two projects in Australia operated by Anglo American, namely, Moranbah North Joint Venture in Queensland and Drayton Joint Venture in New South Wales. Our ownership percentage and annual production capacity of Moranbah North Joint Venture and Drayton Joint Venture are 4.75%, 4 million tons and 3.83%, 5 million tons, respectively.

In addition to the above-mentioned mining interests, we have a 15% ownership interest (or 18.24% in terms of voting shares as of March 31, 2007), of Valepar S.A. (Brazil), the controlling shareholder of Companhia Vale do Rio Doce (“CVRD”) in Brazil. CVRD is a mining enterprise with operations that include mining of iron ore and other raw non-ferrous metals. We purchased the ownership interest in Valepar S.A. in September 2003.

Revenues from mineral producing activities accounts for a significant portion of this business unit. The table below sets forth the break down of revenues of the Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit.

	Revenues
	Billions of Yen
	Revenues from Sales of Products		Revenues from Sales of Services	Total Revenues
Years Ended March 31,	Revenues from Mineral Producing Activities	Revenues from Sales of Other Products(*)	Commissions and Trading Margins on Intermediary Services
2007	¥172.3	¥148.7	¥26.7	¥347.7
2006	141.3	142.0	22.0	305.3
2005	88.0	134.3	18.5	240.8

(*)	Revenues from sales of other products mainly consist of sales of scrap metals and non-ferrous metals such as copper and aluminum.

We are also engaged in steel scrap stock inventory operations by Pacific Coast Recycling, LLC in the West Coast of the United States. Reflecting the demand growth, especially from Asia, this steel scrap export terminal has been an increasingly important facility. Pacific Coast Recycling, LLC is wholly owned by our subsidiary, Raw Materials Development Co. (United States) ii).

We participate in a joint venture which produces Silico-Manganese in the Inner Mongolia Autonomous Region, China, together with Erdos Electrical Power and Metallurgical Co., Ltd. (“Erdos EPM”) and JFE Steel Corporation, a major Japanese integrated steel manufacturer. This project started production of Silico-Manganese in July 2006 with an annual production capacity of 75,000 tons at its initial stage. Erdos EPM operates four major businesses in the Inner Mongolia Autonomous Region: power generation, coal mining, ferrous alloy production and water pumping from the Yellow River. In September 2006, this business unit reached a basic agreement with Erdos EPM to acquire 25% of its share ownership iii).

We have been operating joint venture projects to meet the increasing demand for iron and steel raw materials in Japan and abroad. POSCO Terminal Co., Ltd. is the representative case which we established in January 2003 as a joint venture with POSCO, an integrated steel manufacturer in Republic of Korea. It provides logistics services including bulk material transportation, storage and transshipment involving iron and steel raw materials for various customers in Asia.

As one of new business areas, we have been developing carbon credits business based on the framework of Kyoto Protocol and implementing Clean Development Mechanism (“CDM”) projects. CDM is an arrangement under the Kyoto Protocol allowing industrialized countries with a greenhouse gas reduction commitment to invest in emission reducing projects in developing countries as an alternative to what is considered more costly emission reductions in their own countries.

In non-ferrous metals field, we have been engaging in trading of copper, nickel, cobalt, aluminum ingots and other non-ferrous metal materials. We are also expanding our investments and participation in various non-ferrous metals mining and smelting projects to secure stable sources of supply. For example:

•

We participate in Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mine development project, in which we hold a 7.43% interest. The project, which commenced commercial production in 1998, has been developed jointly with Anglo American Plc and Falconbridge Ltd. and has an annual production capacity of about 500,000 tons of copper. In addition, we have a 1.25% interest in Minera Los Pelambres in Chile whose production capacity is about 360,000 tons of copper per annum.

•

We participate in a nickel-cobalt smelting project at Rio Tuba area in the Republic of Philippines which has been developed jointly with Sumitomo Metal Mining Co., Ltd., Sojitz Corporation and a local partner. This project started commercial production of nickel-cobalt mixed sulfide in April 2005 using a high-pressure acid leaching process, an advanced processing technology for nickel production, and has reached its design capacity (10,000 ton Nickel content and 700 ton cobalt content per annum) in March 2006. In February 2007, we decided to participate in the expansion plan for the second production line to double the production capacity. In April 2005, we, jointly with Sumitomo Metal Mining Co., Ltd., concluded an agreement for participation in the Goro Nickel Development Project in New Caledonia, which has been developed by former Inco Limited, currently CVRD Inco Ltd. The plant construction of this project is expected to be completed by the end of 2008 and to produce in total about 60,000 tons of nickel and about 5,000 tons of cobalt per annum.

ii)	In addition, this business unit acquired approximately 19.9999% of the issued ordinary shares of Sims Group Limited (Australia), a scrap metal recycler with worldwide operating bases in Europe and the United States as well as in Australia, its main operating zone, for ¥61.2 billion.

iii)	In April 2007, this business unit completed the acquisition of 25% share ownership in Erdos EPM.

•

We have a 15.04% interest in Nippon Amazon Aluminum Co., Ltd.(Japan) which has invested in aluminum smelting and alumina refining business in Brazil. On June 30, 2006, our subsidiary Mitalco Inc. (United States) reached an agreement to sell its 32 percent stakes in Intalco and Eastalco aluminum smelters to Alcoa Inc. However, this business unit continues to pursue new investment opportunities as well as investments for expansions of existing production bases in aluminum as one of its core business.

Machinery & Infrastructure Projects Segment

The Machinery & Infrastructure Projects Segment consists of the Infrastructure Projects Business Unit and the Machinery Business Unit.

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥108.0 billion or 12.0% and ¥33.6 billion or 11.1% of our consolidated totals, respectively.

The Machinery & Infrastructure Projects Segment holds 73 subsidiaries, including:

•

MBK Project Holdings Ltd. (Japan), Mitsui & Co. Project Corp. (Japan), Mitsui Power Ventures Limited (United Kingdom), Mitsui Rail Capital Holdings, Inc. (United States), Mitsui Rail Capital Participacoes Ltda. (Brazil) and Mitsui Gas e Energia do Brasil Ltda. (Brazil) in the Infrastructure Projects Business Unit; and

•	Toyota Chile S.A. (Chile), PT. Bussan Auto Finance (Indonesia), Mitsui Automotive Europe B.V. (Netherlands) and Lepta Shipping Co., Ltd. (Liberia) in the Machinery Business Unit.

Additionally it has 58 associated companies such as:

•	IPM Eagle LLP (United Kingdom), P.T. Paiton Energy (Indonesia) and, Toyo Engineering Corporation (Japan) in the Infrastructure Projects Business Unit; and

•

Toyota Canada Inc. (Canada), United Auto Group, Inc. (United States), PT. Yamaha Indonesia Motor Manufacturing (Indonesia), ASAHI TEC CORPORATION (Japan) and Komatsu Australia Pty. Ltd. (Australia) in the Machinery Business Unit.

Infrastructure Projects Business Unit

The business activities of the Infrastructure Projects Business Unit (formerly the Power, Transportation & Plant Projects Business Unit) together with 30 subsidiaries and 17 associated companies cover a wide range of involvement in project implementation and related services, including:

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

We are undertaking various projects that may stimulate economic growth in developing countries and countries rich in natural resources. In response to their needs, we apply our project engineering capabilities and expert knowledge in financing, logistics, taxation and legal affairs. This business unit often arranges financing for projects by international financial institutions and export credit agencies worldwide. Moreover, it from time to time provides loans or issues guarantees on behalf of the project owners.

The following are examples of the types of projects and the activities in which this business unit renders services, mainly as an agent in securing the contract, arranging financing and executing the contract:

•

In the Commonwealth of Independent States (“CIS”), the Middle East, Brazil and Indonesia, we have been engaged in the structuring and the arrangement of debt and equity project financing for various natural gas and/or oil projects. Together with export credit agencies and commercial banks, we also extended loans to project participants.

•

We have acted as the Engineering, Procurement and Construction (“EPC”) contractor for various oil and gas production projects and for the construction of infrastructure facilities including power plants and petrochemical plants in which we procured manufacturing equipment from Japanese and overseas subcontractors.

•

For the Taiwan High Speed Rail project, we are the commercial leader of a consortium consisting of Japanese railway car manufacturers and general trading companies, which supplied rolling stock and transportation facilities.

This business unit is increasing activities which facilitate the implementation of projects. These activities go beyond the conventional EPC approach of acting as an intermediary between project owners and sub-contractors. Instead, these activities often involve arrangement of sophisticated financing schemes, risk sharing through equity participation and operation and maintenance of plant and facilities after their construction completion. Based on this concept, the unit has been proactively investing in certain related infrastructure projects including the acquisition of independent power producer (“IPP”) overseas. For example:

•

IPM Eagle LLP (United Kingdom), which we established jointly with International Power plc, is the core operation of our overseas power producing businesses. In December 2004, we, together with International Power plc, purchased the international power generation portfolio (nine power plants in total 4,514 megawatt as of March 2005) of Edison Mission Energy. Since then, IPM Eagle LLP has held and managed these power generation businesses. In July 2005, IPM Eagle LLP acquired the Saltend 1,200 megawatt combined cycle power plant in the United Kingdom [i] ).

•

We have formed a joint venture with Calpine Corporation to construct, own and operate the 1,005 megawatt combined cycle power plants called Greenfield Energy Center LP (Canada). The joint venture will start commercial operation from 2008 and has already secured a 20 year Clean Energy Supply contract with Ontario Power Authority, Canada.

•

We own a 36.3% voting interest in P.T. Paiton Energy (Indonesia), an Indonesian power producer, which owns a 1,230 megawatt coal fired power plant in East Java, Indonesia. P.T. Paiton Energy sells electricity to P.T. Perusahaan Listrik Negara, an electric utility company owned by the Indonesian government, under a power purchase agreement. P.T. Paiton Energy was originally established in 1994 by Mitsui and other partners including Edison Mission Energy. The original power purchase agreement was amended in December 2002.

i)	In June 2007, International Power plc and Mitsui completed combination of the ownership of power generating assets in the United Kingdom. 3 power generating assets formerly owned by International Power plc and 2 power generating assets formerly owned by IPM Eagle LLP were transferred to a newly established joint venture (ownership: International Power plc 75% and Mitsui 25%).

Reflecting these developments, the combined power generation capacities for the unit’s equity share in various power projects as of the end of March 2007 in operation and under construction were 2,766 megawatt and 749 megawatt, respectively. As well as the above-mentioned projects, these power generation capacities included those of Umm Al Nar in the United Arab Emirates, Tarong North Power Station in Australia and Valladolid III in Mexico.

This business unit is also engaged in the following projects:

•

In January 2005, Mitsui acquired a 25% interest in the LNG terminal in Altamira, Mexico which had been owned by Royal Dutch Shell (75%) and Total (25%). The facility started operations in September 2006, providing services of receiving and regasification of LNG under a supply plan up to 5 billion cubic meters per annum of natural gas for 25 years to Comisión Federal de Electricidad, a state power company.

•	In March 2006, Mitsui acquired a 35% interest in Thai Tap Water Supply Company Limited, to supply tap water to the provincial authorities near Bangkok, Thailand under 30-year water supply agreement.

•

In April 2006, Mitsui acquired 100% share of Gás Participações Ltda., currently named as Mitsui Gas e Energia do Brasil Ltda. (Brazil), which participates in seven local gas distribution companies with a 24.5% interest in each, with other shareholders, Petrobras Gas S.A., and the respective state governments in Brazil.

This business unit runs rolling stock leasing businesses providing relevant maintenance and management services.

•

In North America, Mitsui Rail Capital Holdings, Inc. (United States) engages in freight car leasing for railway companies; and management and maintenance service of freight car and locomotive for coal transportation to power companies.

•	In Brazil, Mitsui Rail Capital Participacoes Ltda. engages in finance lease of freight car for major grain firms.

•

In Europe, we have two rolling stock leasing subsidiaries, Dispolok GmbH (Germany) which we acquired from Siemens Aktiengesellschaft in October 2006; and Mitsui Rail Capital Europe B.V. (Netherlands) which was established in 2004, covering locomotives leasing in whole Europe.

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

Machinery Business Unit

The Machinery Business Unit, together with 43 subsidiaries and 41 associated companies, is engaged in the following business activities:

•	import and export, assembly and manufacturing, distribution and dealership of motor vehicles, motor cycles and their parts; retail finance; and automobile auction business;

•

sales and trading of tankers, LNG carriers, container vessels, cargo vessels, Floating Storage and Offloading (“FSO”) and Floating Production Storage and Offloading (“FPSO”) facilities; operation of own vessels; chartering vessels; and ocean vessel related finance;

•

marketing and sales of passenger aircraft and cargo aircraft, helicopters, aircraft engine, defense-related equipment and aerospace system; leasing of passenger aircraft and cargo aircraft and aircraft engine; and

•	trading of industrial machinery including mining and construction equipment, production equipment and machine tools.

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

In recent years, the relocation of Japan’s automobile production sites from domestic locations to overseas has been accelerating, and we have diversified our activities to cope with such trend by allocating our financial and human resources strategically to prioritized areas of our motor vehicles business worldwide, such as logistics services for manufacturing components, retail operations, retail finance and auction businesses. For example:

•	We have operated a subsidiary PT. Bussan Auto Finance (Indonesia), a retail finance company for Yamaha motorcycles since 1997;

•

We have ownership in Penske Automotive Group, Inc., previously named as United Auto Group, Inc., an automobile dealership group in the United States, with 16.4% voting share. By combining what we learned from our involvement in Penske Automotive Group, Inc. with our knowledge of the global market, we continue to explore other opportunities to expand into retail dealership operations in developing markets such as Russia, China and India;

•	We have been handling the logistics operations of automobile parts for some of Toyota’s manufacturing operations in North America, Europe, India and China; and

•	We acquired 20% share ownership in ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts for major automakers in January 2007.

Our vessel and marine project related activities include marketing newly built commercial vessels to ship owners and operators in Japan and overseas, operating vessels, acting as broker for the sale and purchase of second hand vessels and for chartering vessels, and marketing equipment for vessels to shipbuilding companies.

Apart from these operations, we are engaged in energy-related marine projects, including the joint ownership and operation of FSO and FPSO facilities, and LNG vessels. In addition, we arrange various types of financing for our customers, such as syndicated loans involving international financial institutions and export credit agencies for large scale transactions. We also provide direct loans to some of our clients. In connection with our other business activities, we own and operate commercial vessels.

In our aerospace systems related activities, we provide and arrange operating leases and finance leases of passenger aircraft and cargo aircraft and aircraft engine to various airlines. We are also engaged in import and sale of helicopters and defense-related equipment.

In our construction machinery and industrial system businesses, we have been acquiring and establishing distributors and dealers in major overseas markets, in order to respond growing worldwide demand to these products. In Australia, through Komatsu Australia Pty Ltd. (Australia), an associated company, we have engaged in distribution and leasing of construction machinery and mining equipment such as dump trucks and hydraulic shovel since 2001. We have also extended these businesses in other regions, through Road Machinery, LLC (United States) acquired in 2005 and KOMEK Machinery LLC (Russia) acquired in 2006. We are also engaged in trading and distribution of high-precision machine tools, manufacturing equipment and control systems supplied by Japanese manufacturers. Jointly with FANUC LTD, we established Fanuc Roboshot Europe Gmbh (Germany) in 2005, and jointly with Mori Seiki Co., Ltd, we acquired Ellison Technologies, Inc. (United States).

Above business sectors are highly competitive. Competitors include, but are not limited to, other Japanese general trading companies, international financial institutions and manufacturers of construction machinery, industrial systems and other machinery.

Chemical Segment

The Chemical Segment consists of the First Chemicals Business Unit (formerly the Organic Chemicals Business Unit) and the Second Chemicals Business Unit (formerly the Plastics & Inorganic Chemicals Business Unit).

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥103.1 billion or 11.4% and ¥19.3 billion or 6.4% of our consolidated totals, respectively.

The Chemical Segment has 36 subsidiaries, including:

•

P.T. Kaltim Pasifik Amoniak (Indonesia), Japan-Arabia Methanol Company Ltd. (Japan), Mitsui Bussan Solvent & Coating Co., Ltd. (Japan), Novus International, Inc. (United States) and Mitsui AgriScience International S.A./N.V. (Belgium) in the First Chemicals Business Unit; and

•	Daito Chemical Co., Ltd. (Japan), Mitsui Bussan Plastics Co., Ltd. (Japan), Nippon Trading Co., Ltd.(Japan) and SALT ASIA HOLDINGS PTY. LTD. (Australia) in the Second Chemicals Business Unit.

It has 27 associated companies, including:

•	Agro Kanesho Co., Ltd. (Japan) in the First Chemicals Business Unit; and

•	TG Missouri Corporation (United States) and Advanced Composites Inc. (United States) in the Second Chemicals Business Unit.

First Chemicals Business Unit

Together with 17 subsidiaries and 12 associated companies, the First Chemicals Business Unit is engaged in trade, sales, distribution and production of the following commodities and related activities:

•	Petrochemical businesses

—	Natural gas chemicals: methanol, ammonia

—	Basic petrochemicals: olefins, aromatics, Ethylene Dichloride (“EDC”), Vinyl Chloride Monomer (“VCM”), caustic soda

—	Petrochemicals & fiber intermediates: Para-Xylene (“PX”), Purified Terephthalic Acid (“PTA”), Monoethylene Glycol (“MEG”), Acrylonitrile (“AN”), Acetyls, Styrene Monomer (“SM”).

—	Industrial chemicals: phenol, acetone, bisphenol A, Methyl Methacrylate (“MMA”), nylon, acrylates intermediates

•	Specialty chemical businesses

—	Detergent intermediates and oleochemicals, polyurethanes, colors & functional chemicals, rosin, aroma chemicals

•	Life science businesses

—	Pharmaceutical, medical, animal health and nutrition, food science, bio-business

•	Agri science businesses

—	Crop protection chemicals (herbicide, insecticide, fungicide, intermediates for these chemicals)

•	Fertilizer businesses

—	Urea, ammonium sulfate, phosphate rock, diammonium phosphate, fused magnesium phosphate, potash

In petrochemical products areas, the unit’s main activities is trading of the above-mentioned products in Japan and worldwide through extensive business relationships with customers and suppliers such as Mitsui Chemicals, Inc., Toray Industries, Inc., Tosoh Corporation, Dow Chemical Company, BP p.l.c., and Bayer Aktiengesellschaft.

We have invested in manufacturing operations and logistic facilities. For example, we have:

•

a 19.25% equity share in a joint venture, International Methanol Company (Saudi Arabia), which commenced commercial operation with a production capacity of 1 million ton per annum of methanol at the end of 2004;

•	an ammonia producing subsidiary, P.T. Kaltim Pasifik Amoniak (Indonesia), which has a production capacity of 0.7 million ton per annum of ammonia;

•	tank terminals in Houston, the United States; Ningbo, China; Bangkok, Thailand; Johor, Malaysia; and Merak, Indonesia; and

•	a subsidiary and parcel chemical tanker operator Daiichi Tanker Co., Ltd. (Japan), which runs a fleet consisting of 33 own and chartered ships serving its customers.

This business unit has been successful in earning revenues by increasing market share in certain products such as olefins, aromatics and other plastic monomers. Moreover, the steady growth of demand for petrochemicals in the world, particularly in China and other Asian countries, is driving earnings for this unit.

During the past several years, most worldwide petrochemical companies have been struggling to survive through drastic restructurings which include the reorganization of their sales structures and mergers and acquisitions. However, under the difficult environment for participants in the petrochemical market, we believe that we remain competitive with other Japanese general trading companies and plan to strengthen our market position by expanding our trade volume and market share. Our sales channels to various customers in diverse geographic areas enable us to make geographical and/or time swap arrangements. Our global logistics services network functions as a competitive advantage over other Japanese general trading companies in gaining more business transactions.

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

In agri science business, we have extended the distribution of agricultural chemical products worldwide through subsidiaries such as Mitsui Agri Science International sa/nv (Belgium) and Mitsui Agri Science International, Inc. (United States).

In fertilizer business, we are engaged in import, export and offshore transactions involving various types of fertilizers, fertilizer raw materials and phosphoric acid derivatives. In addition, this business unit runs a fertilizer manufacturing subsidiary, Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

Second Chemicals Business Unit

The Second Chemicals Business Unit has 19 subsidiaries and 15 associated companies and is engaged in sales, trade, distribution and production of the following commodities and related activities:

•	Inorganic chemical business

—	basic inorganic materials such as sulfur, sulfuric acid, salt, titanium ore and iodine

—	inorganic products such as soda ash, caustic soda, catalyst, industrial gas and titanium oxide

•	Plastics business

—	electronics materials such as electrolytic copper foil, optical fiber, and high-purity chemicals employed in semiconductor production

—	plastic materials and products such as polyvinyl chloride, elastomers, polyolefin, ABS resin, engineering plastics, polystyrene, plastic food containers, wrapping materials, industrial films and carbon fiber

—	additives of plastic such as elasticizer, stabilizer and pigment

—	SCM related businesses for production and distribution of office automation equipment, cell phone and electric appliances

In the inorganic raw materials field, this business unit operates logistics systems for various industries in Japan and overseas. For example, we export sulfur, a byproduct of petroleum refining, to Asian countries, by operating specialized tankers.

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

While we have been expanding the logistics network of our salt business in China which complements our existing sea salt joint venture business in Shark Bay, Australia, Mitsui acquired a major share in the Onslow salt field in Australia in August 2006. As a result, our annual salt production capacity increased to 3.8 million tons, which enable us to secure a stable supply for the chlor-alkali industry in Japan and other Asian countries.

This business unit produced and sold proprietary diesel particulate filters (“DPF”s) for buses and trucks, which were later found out to be non-conforming to the regulatory standards of the Tokyo Metropolitan Government and seven other municipal governments. With regard to DPF data falsification discovered during the year ended March 31, 2005 and Mitsui’s responsive measures, see “Item 5.A. Operating Results—Compensation and other charges related to DPF incident.”

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

With the focus of economic activity shifting to Asia, this business unit enhanced its business in China. Mitsui Plastics Trading (Shanghai) Co., Ltd., an engineering plastics and related manufacturing materials sales company established in 2003, is a representative case.

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

Energy Segment

The Energy Segment consists of one business unit, the Energy Business Unit. Effective from April 2007, the Energy Business Unit was divided into Energy Business Units I and II, to build structure for comprehensive strategy based on the view for worldwide energy resources, combined with the transfer of businesses of coal, nuclear energy, carbon credits, and hydrogen and fuel cell from the former Iron & Steel Raw Materials and Non-Ferrous Metals Segment.

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥112.5 billion or 12.4% and ¥70.2 billion or 23.3% of our consolidated totals, respectively.

This segment has:

•

28 subsidiaries, including Mitsui E&P Australia Pty Limited (Australia), Mittwell Energy Resources Pty., Ltd (Australia), Mitsui E&P Middle East B.V. (Netherlands), Wandoo Petroleum Pty. Ltd. (Australia), Mitsui Oil Exploration Co., Ltd. (Japan), Mitsui Gas Development Qatar B.V. (Netherlands), Mitsui LNG Nederland B.V. (Netherlands), MitEnergy Upstream LLC (United States), Mitsui E&P (USA) LLC (United States), Mitsui Sakhalin Holdings B.V. (Netherlands), Mitsui Oil Co., Ltd. (Japan), Mitsui Liquefied Gas Co., Ltd. (Japan) and Kokusai Oil & Chemical Co., Ltd. (Japan); and,

•

7 associated companies, including Japan Australia LNG (MIMI) PTY. Ltd. (Australia), Sakhalin Energy Investment Company Ltd. (Bermuda), United Petroleum Development Co., Ltd. (Japan) and Kyokuto Petroleum Industries, Ltd. (Japan).

The Energy Segment is engaged in the trading, manufacturing, development and distribution of various energy-related products including: crude oil and petroleum products such as gasoline, naphtha, jet fuel, kerosene, diesel oil, fuel oil, asphalt, petroleum coke, lubricants and liquefied petroleum gas (“LPG”), as well as natural gas and LNG.

The Energy Business Unit is engaged in numerous LNG, natural gas and oil development projects which require long lead-times for their development and implementation. We are involved in the following five LNG projects currently in operation:

•	Abu Dhabi Gas Liquefaction Limited, in which we hold a 15% interest in natural gas liquefaction and LNG exporting activities, and which has some 5 million tonnes per annum LNG production capacity;

•

Northwest Shelf JV (“NWS JV”) in Australia, in which we hold an 8.33% interest in natural gas production and liquefaction; and LNG exporting activities, and which has some 11.7 million tonnes per annum production capacity;

•

Qatar Liquefied Gas Company Ltd., in which we hold a 7.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 9.6 million tonnes per annum production capacity. We also hold a 1.5% interest in Qatar Liquefied Gas Company Ltd. 3, which is expected to start production in mid 2009 with some 7.8 million tonnes per annum production capacity;

•	Oman LNG L.L.C., in which we hold a 2.77% interest in natural gas liquefaction and LNG exporting activities, and which has some 6.6 million tonnes per annum production capacity; and

•

Equatorial Guinea LNG Company, S.A., in which we hold a 8.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 3.4 million tonnes per annum production capacity and started commercial production in May 2007.

In May 2006, the NWS JV delivered its first cargo to the LNG terminal in Guangdong, China. Also with respect to NWS JV, we made a final investment decision for the fifth train in June 2005 following the successful production start-up of the fourth LNG producing train in 2004. The capacity of this fifth train is planned to be 4.2 million tonnes per annum and is scheduled to begin in the latter half of 2008. As of March 2007, construction of the fifth-train project is progressing as scheduled. In Qatar, the debottlenecking work on the existing LNG facilities was completed in May 2005 and production capacity has increased to 9.6 million tonnes per annum in 2006. These new LNG producing capacities have been supplied to both existing and new customers. An “LNG producing train” is a set of facilities in a liquefaction plant to produce LNG from natural gas. “Debottlenecking” refers to additional investment and modification work on the existing LNG producing plants or trains to increase their production capacity by eliminating the bottleneck in existing plants or trains that restrict production capacity.

In the Sakhalin II project, we held a 25% interest in Sakhalin Energy Investment Company Ltd. (Bermuda) as of March 31, 2007(i). Since 1999, seasonal oil production continued from the Molikpaq facility on the Astokhskoye field, offshore Sakhalin Island. In addition, Sakhalin Energy Investment Co., Ltd. announced on May 15, 2003, that it would begin the Phase II development of the Sakhalin II Project. This announcement marked the beginning of the full-scale development of the Piltun-Astokhskoye oil field aimed at year-round crude oil production, and the Lunskoye gas field, including construction of a two-train LNG plant in the south of Sakhalin Island for export to the Asia Pacific LNG markets based on long-term contracts. At its peak, the facility is expected to produce 60 million barrels per annum of crude oil and 9.6 million tonnes per annum of LNG.

The total required funds for the Phase II development of the Sakhalin II Project was revised to be US$20 billion, double the original budget of US$10 billion, due to increased expenses related to changes in facility design and construction delays, as well as the rising procurement costs of labor and materials. Sakhalin Energy Investment Company has been making every effort to achieve the earliest possible start of LNG shipments, which is now scheduled in the second half of 2008, and to contain costs. As of March 2007, total LNG purchase commitments from customers reached to virtually full designed production capacity of the project.

This business unit holds interests in other LNG projects which are under construction. Through our subsidiary, Overseas Petroleum Corporation (Japan), we own a 1% interest in the Tangguh LNG project in Indonesia, which is expected to start production in 2008 with production capacity being 7.6 million tonnes per annum.

Identifying, exploring and developing oil and gas reserve prospects are key factors to success in this area. Our principal strategic regions for this business are Oceania, Southeast Asia, the Middle East and North America.

(i)	In April 2007, the Sakhalin II Amended Development Budget for the phase II of the project was approved by the Supervisory Board, a special committee which consists of the representatives of Russian Federation, Sakhalin Oblast, Sakhalin Energy Investment Company. And the Ministry of Natural Resources of the Russian Federation had approved the revised Environmental Action Plan (EAP) prepared by Sakhalin Energy Investment Company Ltd.

In addition, in April 2007, Mitsui, Royal Dutch Shell plc (“Shell”) and Mitsubishi Corporation (“Mitsubishi”) signed a Sale and Purchase Agreement with OAO Gazprom (“Gazprom”) to transfer the shares in Sakhalin Energy Investment Company Ltd. This transaction implements a protocol signed on December 21, 2006 in Moscow. Under its terms, the shareholders of Sakhalin Energy Investment Company Ltd. consist of Gazprom (50% plus one share), Shell (25% minus 1 share), Mitsui (12.5%) and Mitsubishi (10%). The whole purchase price was US$7.45 billion, and Mitsui’s proportionate share was US$1.8625 billion. Under the new combination, the four shareholders agreed to make every effort for completion of Sakhalin II project aiming at timely start-up of LNG delivery to customers in Japan, Korea, and North American West Coast who have already committed to purchase. In addition the four shareholders entered into agreement which covers future Sakhalin oil and gas exploration and production opportunities; and the building of Sakhalin II into a regional oil and LNG hub.

Oceania

The development and production projects of offshore oil fields of the Enfield and the Vincent, in which Mitsui E&P Australia Pty Limited (Australia) has participating interests, are the core projects of this business unit in terms of large scale capital expenditures next to the Sakhalin II project.

In March 2004, Mitsui E&P Australia Pty Limited (Australia) acquired a 40% interest in each of WA-28-L and exploration block WA-271-P located in the North West Shelf area in Australia, which together contained three undeveloped oil fields, Enfield, Vincent, and Laverda. The development of the Enfield Oil Field progressed according to schedule and budget and commercial production started in July 2006 with designed capacity of 100,000 barrels per day. After achieving production of 74,000 barrels per day in October 2006, one of the major production wells was shut-in due to unexpected sand production and early water breakthrough. Consequently, gross oil production remains lower than original forecast. With Woodside Energy Ltd., an operator of the project, Mitsui E&P Australia Pty Limited restudied the geological oil reservoir model and verified the plan to improve productivity, and the both parties approved the additional expenditure of approximately US$390 million in total (our share: US$150 million) for drilling of additional wells and work-over of existing well. Following the completion of the work-over, the average production rate during 2007 is expected to be 45,000 to 55,000 barrels per day.

Following the final investment decision in March 2006 with total development cost of approximately US$720 million, the Vincent oil field is under development and is expected to start production in 2008.

Commercial production started at the Casino gas & condensate field offshore South Australia during February 2006 in which Mittwell Energy Resources Pty. Ltd. (Australia) participates. The final investment decision to develop the Tui area oil fields offshore North Island of New Zealand by Mitsui E&P New Zealand Limited (New Zealand) was made in November 2005. Mitsui E&P New Zealand Limited subsequently increased its participating interest in the joint venture from 12.5% to 35%(ii). Participating interest to Casino gas & condensate field was transferred to Mitsui E&P Australia Pty Limited during the year ended March 31, 2007 and that of Tui area oil fields will be transferred to the same in the middle of the year ending March 31, 2008.

In May 2006, commercial production started at the Cliff Head oil field offshore Western Australia, and commissioning work started at the BassGas project (Yolla gas & Condensate field, offshore Victoria) both by Wandoo Petroleum Pty. Ltd. (Australia) (iii).

Southeast Asia

Mitsui Oil Exploration Co., Ltd. (Japan) has been actively engaged in oil and natural gas exploration, development and production projects in Thailand and neighboring Southeast Asian countries as well as in the Middle East. In June 2005, Mitsui Oil Exploration Co., Ltd. acquired assets of Pogo Producing Company (“Pogo”) located in Thailand, a 46.34% interest in the B8/32 Concession and the adjacent Block 9A Concession located in the Gulf of Thailand, jointly with a partner in Thailand. The purchase price was US$820 million, and it has approximately 40% share.

Together with Mitsui Oil Exploration Co., Ltd. (Japan), this business unit continues putting a high priority on expanding our oil and gas equity reserves. In March 2006, Mitsui agreed with Mitsui Engineering & Shipping Co., Ltd. to purchase 6% of the total issued shares of Mitsui Oil Exploration Co., Ltd. of which Mitsui held a 44.35% share prior to concluding the agreement. Mitsui purchased a 3% share at that time, and the remaining 3% share in March 2007, making Mitsui Oil Exploration Co., Ltd. a subsidiary of Mitsui with 50.34% voting share.

(ii)	Commercial production of the Tui area oil project started with a designed production capacity of 50,000 barrels per day in July 2007.

(iii)	In April 2007, Wandoo Petroleum Pty. Ltd. entered into sales agreements with ARC Energy Limited of Australia, pursuant to which Wandoo Petroleum Pty. Ltd. divested its entire Australian upstream oil and gas producing interests.

Middle East

In Oman, Mitsui E&P Middle East B.V. (Netherlands) has 35% participating interests in the Block 27 oil fields which started commercial production in June 2006 and the Block 9 oil fields in production.

North America

In April 2006, MitEnergy Upstream LLC (United States) was established by Mitsui, Mitsui & Co. (U.S.A.) Inc. and Mitsui Oil Exploration Co., Ltd., to acquire 50% share of an undivided interest in oil and gas leashold assets of Pogo located offshore in the Gulf of Mexico. The purchase price amounted to ¥53.8 billion. More than half of total 85 blocks are currently producing oil and gas, with an approximate daily production capacity of up to 12,000 barrels of oil equivalent, thus we expect a relatively short payback period.

Reflecting the above-mentioned developing activities, our oil and gas reserves increased to 724 million barrels of oil equivalent (“BOE”) at the end of March 2007, after offsetting the decrease through production of 52 million BOE during the year ended March 31, 2007. As of March 31, 2007, the proportion of proved developed reserves to proved developed and undeveloped reserves is approximately 34%, a relatively low level. See “Item 4.D. Property, Plants and Equipment—Oil and Gas Producing Activities” and “Supplemental Information on Oil and Gas Producing Activities” to the consolidated financial statements included elsewhere in this annual report on Form 20-F.

We participate in oil and gas related joint venture activities, typically as a “non-operator” equity holder, relying on our project partner as an operator which is responsible for managing operation including the exploration, development and production of oil and gas resources. In these projects, we collaborate with partners with sufficient technical knowledge and expertise, to reduce operational risks, and have controls over focused criteria including the timing and scheduling of the development, capital expenditures, production of the reserves, and the safety and environmental standards used in connection with these joint ventures, as a non-operator. Also see the discussion on our exploration, development and production of mineral resources and oil and gas in “Item 3.D. Risk Factors.”

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

We are also exploring various new business opportunities in the emerging new energy area. Mitsui expects bio-ethanol to be a crucial renewable fuel in the future, and world demand to rise significantly. In April 2006, Mitsui reached an agreement with Petróleo Brasileiro SA (“Petrobras”) to jointly carry out a feasibility study for production of bio-ethanol and related products in Brazil and for the marketing of such products in the international market. As of the date of this annual report, both parties are studying on integrated supply chain within Brazil.

The international markets for crude oil and petroleum products are highly competitive and volatile. In maintaining our competitive edge under these circumstances, it is critical for us to maintain good relationships with customers and suppliers as well as to mitigate price risks by utilizing hedging tools such as the futures markets. We are active in seeking to secure long-term offtake contracts of petroleum products such as fuel oil and condensate to be sold to worldwide companies including Japanese utility and refining companies. Long-term offtake contracts are sales and purchase contracts for various commodities, such as crude oil and petroleum products, entered into by suppliers and buyers, or “offtakers”, of such commodities for more than one year.

Concurrent with the offtake contracts, the sellers of such commodities usually enter into financing arrangements whereby the sales proceeds from such commodities are used for repayment. For example, on February, 2004, the Energy Business Unit entered into an offtake contract with PERUSAHAAN PERTAMBANGAN MINYAK DAN GAS BUMINEGRA (“PERTAMINA”), the national oil and gas company of Indonesia, and committed itself to take low sulfur waxy residue produced from PERTAMINA for a period of time, and arranged debt financing for a construction of condensate refinery and petrochemical plant totaling approximately US$400 million, supporting the completion of the construction work and start-up of commercial production which had been suspended due to economic crisis of Indonesia. PERTAMINA has supplied us with the low sulfur waxy residue from its existing refineries and the proceeds from the sales of these products will be used as the source of debt service for the US$400 million loan.

The Energy Business Unit is engaged in oil trading operations conducted by Mitsui and Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong, China). In February 2007, it decided to wind down Mitsui Oil (Asia) Pte. Ltd. (Singapore) and liquidate it by March 31, 2008, following a discovery of concealed significant losses on naphtha trading.

Within Japan, we are also engaged in refining and sales of oil and gas related products through Kyokuto Petroleum Industries, Ltd. (Japan), a refinery jointly owned (50:50) by the ExxonMobil Corp. Group and our oil sales subsidiary, Mitsui Oil Co., Ltd. (Japan).

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

Japanese Government environmental regulations stipulate that sulfur content must be reduced to 10 parts per million (“ppm”) beginning in 2007 for diesel oil and in 2008 for gasoline. Major Japanese oil refineries and distributors voluntarily started to supply 10 ppm standard products beginning in January 2005, before the restriction came into effect. To maintain a competitive position in the market, Kyokuto Petroleum Industries, Ltd. has invested in new equipment to strengthen its sulfur removal capabilities. Transformation of its diesel oil equipment was completed in April 2005 and so was gasoline equipment in February 2007.

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

•	In response to the needs of LNG buyers, the LNG spot market has been expanding, whereby the percentage of spot trades in worldwide LNG contracts rose to 16% in 2006 from 1.3% in 1992.

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

Foods & Retail Segment

The Foods & Retail Segment consists of one business unit, the Foods & Retail Business Unit, which has 28 subsidiaries including Wilsey Foods Inc. (United States), MITSUI FOODS CO., LTD. (Japan), Mitsui Norin Co., Ltd. (Japan), DAI-ICHI BROILER CO., LTD. (Japan), Hokushuren Company Limited (Japan) and VENDOR SERVICE CO., LTD. (Japan); and 12 associated companies including Mikuni Coca-Cola Bottling Co., Ltd. (Japan), Mitsui Sugar Co., Ltd. (Japan) and SAN-EI Sucrochemical Co., Ltd. (Japan).

Gross profit for this segment for the year ended March 31, 2007 was ¥81.3 billion or 9.0% of our consolidated totals. This segment recorded a net loss of ¥12.3 billion or minus 4.1% of our consolidated total.

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

•	Import and domestic trade of packaging, wrapping materials, and miscellaneous daily goods;

•	Manufacturer of beverages, beverage ingredients, broiler chicken raising;

•	Domestic distribution and sales through the nationwide wholesaler subsidiary MITSUI FOODS CO., LTD. (Japan); and

•	Support services, such as supply chain management including logistics management, and product planning and development for retailers.

The Foods & Retail Business Unit is involved in a wide range of fields in a value chain of foods, from the global procurement of food material and production of food products to the traffic and wholesale of foods, packaging materials, and sundry goods.

To secure a stable supply source, we purchase grain, oilseeds, and raw sugar from the United States, Canada, Brazil, and Australia and sell them in Japan and other Asian countries. We sell coffee to Japan and United States from our production bases primarily in Brazil. We purchase raw materials for beverages, such as tea leaves and juice, marine products, animal products, and dairy products from major supply sources around the world and deliver them primarily to Japan. We are also engaged in domestic broiler chicken raising, processing, and sales through a subsidiary DAI-ICHI BROILER CO., LTD. (Japan).

We have positioned the United States as our main base of operations and the core of our global food supply strategy. In collaboration with Mitsui & Co. (U.S.A.), Inc., this business unit has developed and maintained the following businesses:

•

In the cereals and grains area, we have formed a joint venture, United Harvest, LLC, with CHS Inc., an agricultural cooperative-based company in the United States. Our exports of wheat from the United States are among the best, amounting to approximately four million tons per annum.

•

Ventura Foods, LLC, another joint venture formed with CHS Inc., is one of the largest suppliers of cooking oils for the institutional market in the United States. We invest in this company through WILSEY FOODS, INC. (United States).

In food-manufacturing operations, Mitsui Norin Co., Ltd. (Japan), which became our subsidiary during the year ended March 31, 2004, is engaged in beverage business as one of the major manufacturers of tea leaves in Japan.

Competition varies depending on products in the upstream areas of grain, feed, sugar and food materials, but is primarily based on price and quality of products. Many Japanese general trading companies, international producers, and traders are competitors to varying degrees with respect to most of the food products we handle.

MITSUI FOODS CO., LTD. (Japan) plays a vital role in this unit’s wholesale operations. Its wide-range business activities and customers include general merchandise stores, supermarkets, convenience stores, and catering and restaurant chains throughout Japan, focusing on processed food and liquor transactions. The Foods & Retail Business Unit is developing and strengthening its nationwide distribution chain focused on MITSUI FOODS CO., LTD., including investments and business tie-ups from Mitsui with regional wholesalers.

In the foodstuffs distribution field, the needs for reduced distribution costs, secure temperature-controlled supply, and faster delivery are becoming more sophisticated and diverse. To meet these challenges, this business unit is engaging in wholesale transactions with and providing support services to retailers. These include:

•	inventory management and procurement of foodstuffs, processed foods, and packaging based on sales information obtained from retailers; and

•	proposals for developing new products and services, and support in the form of traceability for securing food safety.

In April 2006, MITSUI FOODS CO., LTD. and Mitsui agreed with KOKUBU & CO., LTD., a major Japanese food wholesaler, to form a business alliance, which includes support by KOKUBU & CO., LTD. for improvement of management and operations of MITSUI FOODS CO., LTD. and cooperation in product categories to be reinforced by both companies. 1)

Mitsui maintains a comprehensive alliance with Seven & i Holdings Co., Ltd., Japan’s nationwide diversified retailer, which mainly engages in convenience stores, general merchandise stores, department stores, restaurant chains, retail banking service. Seven & i Holdings Co., Ltd. maintains operation in China such as SEVEN-ELEVEN (BEIJING) established in April 2004.

i)	In April 2007, Mitsui agreed with Kokubu &Co., Ltd. to enter into an equity alliance in wholesale businesses of foods and liquor in Hokkaido area, Japan. The agreement includes a capital restructuring of Hokushuren Co., Ltd. (Japan), a foods and liquor wholesale subsidiary, by capital reduction and allocation of new shares to Mitsui; transfer of MITSUI FOODS CO., LTD.’s business in Hokkaido area (excluding Seven & i Holdings Co., Ltd.-related businesses) to Hokushuren Co., Ltd.; and Kokubu’s purchase of 70% share in Hokushuren Co., Ltd. in October 2007.

Mitsui offers the following supply services to Seven & i Holdings Co., Ltd. through our domestic subsidiaries, such as MITSUI FOODS CO., LTD., Retail System Service Co., Ltd. and VENDOR SERVICE CO., LTD.

•	supply sundry goods and consumables, such as processed food, liquor, fast food, toys, and games, to more than eleven thousand 7-Eleven stores in Japan;

•	supply food materials, containers, and packaging materials to vendors who supply boxed lunches, pre-cooked meals, and processed food to 7-Eleven stores in Japan;

•	supply various temperature-controlled products to 7-Eleven stores in Japan; and

•	supply cold products through the affiliate company Beijing Sanxin Refrigeration Logistics Co., Ltd. to 7-Eleven stores in Beijing.

This business unit owns 1.67% of Seven & i Holdings Co., Ltd.’s outstanding shares as of end of February 2007. This business unit purchased shares totaling ¥50 billion in Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd. in 2005 seeking to strengthen our business ties with them. Later on, in September 2005, Seven & i Holdings Co., Ltd. was established as a holding company of the Ito-Yokado Group.

Our competitors in the wholesale and retail businesses are mainly general trading companies in Japan. In the traffic area, our competitors are also traffic companies that operate third-party logistics providing customized and integrated warehousing and transportation services. In domestic wholesaling, there is fierce competition among suppliers, and we are making efforts to increase revenues and reduce logistics costs by achieving better economies of scale through mergers and acquisitions from time to time.

Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment

This segment is comprised of the Lifestyle Business Unit; the Consumer Service Business Unit; and the Information, Electronics and Telecommunication Business Unit.

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥130.0 billion or 14.4% and ¥16.6 billion or 5.5% of our consolidated total, respectively.

This segment owns 41 subsidiaries including:

•	Mitsui Bussan Inter-Fashion Ltd. (Japan) in the Lifestyle Business Unit;

•	BUSSAN REAL ESTATE CO., LTD. (Japan) and MBK Real Estate Ltd. (United States) in the Consumer Service Business Unit; and

•

Telepark Corp. (Japan), NextCom K.K. (Japan), Mitsui Knowledge Industry Co., Ltd. (Japan), TOYO Officemation, Inc. (Japan) and Mitsui Electronics Inc. (Japan) in the Information, Electronics and Telecommunication Business Unit.

And it has 39 associated companies including:

•	ALCANTARA S.p.A. (Italy) in the Lifestyle Business Unit;

•	QVC Japan Inc. (Japan), AIM Services Co., Ltd. (Japan) and Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) in the Consumer Service Business Unit; and

•	Nihon Unisys, Ltd. (Japan), Moshi Moshi Hotline, Inc. (Japan) in the Information, Electronics and Telecommunication Business Unit.

Lifestyle Business Unit

Together with 11 subsidiaries and 13 associated companies, the Lifestyle Business Unit is engaged in domestic, import, export and offshore trading and manufacturing of the following materials and products, as well as related services and investments:

•

apparel products, including development and manufacturing of those products; and brand merchandize-related businesses including equity participation in joint ventures with brand owners and brand licensing;

•	textile raw materials and fabrics; and technical collaboration in these products field;

•	consumer goods including beauty and health products; and interior and living items; and

•	industrial materials such as pulp and paper.

In the apparel products and textile field, we provide services to accommodate developments in the fashion and apparel markets. Our main business activities are divided into two categories:

•	original equipment manufacturing (“OEM”) business for domestic and overseas apparel manufacturers; and

•	business transactions involving branded luxury and accessible luxury products from Europe and the United States for the Japanese market as well as brand licensing businesses in Japan.

In the field of apparel and OEM, we play roles at various stages in the value chain, including design, planning and procurement of materials as well as sewing and processing. To minimize costs and enhance quality, we work with apparel makers and their affiliated companies to select the optimal materials and processing sites from a variety of measures available in Japan, Europe, the Americas, Asia and other areas.

We regard China as an important manufacturing base and also a significant consumer market as well. To further strengthen our OEM business capabilities, Mitsui Bussan Inter-Fashion Ltd. (Japan) and Alta Moda International Ltd. (Hong Kong, China) offer well-organized manufacturing process management led by experts hired specially for that role.

With respect to brand businesses in Japan, we are engaged in both license and import business transactions involving internationally well-known branded merchandise from Europe and the United States such as Burberry, Paul Stuart, Trussardi, Valentino, Max Mara, Etro and Juicy Couture. With the European and American licensors we enter into license agreements, to retain our exclusive marketing rights; or to sublicense certain rights including marketing and manufacturing rights to apparel makers and wholesalers while we retain our right to use trademark in certain markets. We, if necessary, establish joint ventures with such brand owners, which control license arrangements or distribute imported products in order to establish nationwide sales network consisting of wholesalers, department stores, specialty-stores or retail outlets.

In brand businesses, our competitors are other general trading companies and apparel specialty traders including Itochu Corporation and Mitsubishi Corporation. The keys to maintain our competitiveness are to raise the value of the brand which we promote in the market and to increase the number of valuable brands we deal with.

In the business area of consumer goods, responding to the changes in lifestyles, we seek new materials and new suppliers, arrange effective distribution methods and develop attractive brands. High-quality consumer goods imported from around the world include Sonicare ultrasonic toothbrushes, Brunswick bowling equipment and systems, Maglite handy flashlights, and top-of-the-line Lladro porcelain

In the business of industrial materials, we trade woodchip and pulp, furthermore, develop several afforestation projects in Australia, some of which are jointly developed with several Japanese partners including paper manufacturing companies. As for paper and ceramic products, we have established and operated joint ventures in China with Japanese manufacturers, as well as handling those products for domestic and export market in Japan.

Consumer Service Business Unit

Major business areas of this business unit, including 17 subsidiaries and 18 associated companies, consist of the following:

•	real estate development including construction, sale and leasing of houses, condominiums, commercial facilities, senior housing and office buildings and related construction material businesses;

•	media-related service business including broadcasting, content service, television shopping channels, software service, amusement business and Internet-based marketing service;

•	outsourcing services including catering, uniform rental, building maintenance, and temporary personnel service, child care service;

•	medical service and health care related businesses such as nursing care-related services, clinic facilities and medical-related information service.

Real estate development businesses include the following activities:

•

Mitsui engages in development of condominium and commercial property in the Tokyo metropolitan area. Mitsui Bussan House-Techno, Inc. (Japan) had engaged in high-end home units business, however, due to shrinking market in Japan, it decided to withdraw from the business in August 2006.

•

MBK Real Estate Ltd. (United States) handles the development and sale of unit houses and senior housing properties in the California market, as well as commercial properties on the West Coast of the United States.

•	An associated company Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) supplies construction materials in the domestic market.

•	Mall & SC Development, Inc. (Japan) which was jointly established with Ito-Yokado Co., Ltd. in March 2005 is engaged in development and management of shopping malls and shopping centers.

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

In the outsourcing businesses, AIM Services Co., Ltd. (Japan), an associated company jointly established with ARAMARK Corporation in the United States, has provided a variety of services in Japan since 1976. Its major businesses are contract food service and related support services for companies, schools, hospitals and social welfare facilities. In December 2005 it acquired MEFOS Ltd, a provider of hospital food service, at 100% share ownership. Domestic food service market has been stagnated and mergers and acquisitions by leading companies are ongoing. It is also engaged in refreshment services for offices; design, cleaning and facilities management; linen supply and uniform rental; and contract staffing to dining facilities, coping with diversified needs for outsourcing services in Japan.

We are in the process of cultivating new opportunities in medical services such as a joint venture with Recruit Co., Ltd., which provides a healthcare information service on the Internet. This business unit also made 5% equity participation in and formed an alliance with Duskin Co., Ltd., which is engaged in cleaning services, food services and nursing care services throughout Japan.

Mitsui acquired 5% outstanding shares in Recruit Co., Ltd. for ¥27 billion in February 2007. At the same time, Mitsui and Recruit Co., Ltd. entered into business collaboration agreement in order to explore new business opportunities in areas including medical and senior-care businesses.

Information, Electronics and Telecommunication Business Unit

The Information, Electronics and Telecommunication Business Unit is involved in information technology services and solutions. These are delivered through the unit’s 13 subsidiaries and 8 associated companies established in the following five major fields:

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

•

NextCom K.K. provides services, such as consultation, designing, building and operation of network systems to a wide range of customers including telecommunications carriers, government offices, local municipalities and healthcare and education related public bodies. It is also engaged in planning and development of network systems which are equipped with voice recognition technology and typically used by call centers; and in high-security systems such as automatic billing systems used by pay-TV broadcasters. In December 2004, NextCom K.K. was merged with other two subsidiaries in software development and data telecommunications equipment marketing businesses. Furthermore, in December 2006, NextCom K.K. agreed on a merger with Mitsui Knowledge Industry Co., Ltd., another subsidiary in the system integration business, to seek expanding business opportunities i).

•

Nihon Unisys, Ltd. is engaged in designing and building of computer systems, business process outsourcing services, support services and other peripheral services as well as sales of computer systems. These services are provided to business enterprises in the financial, manufacturing and distribution and public sectors. Mitsui owns a 32.4% voting interest in Nihon Unisys, Ltd. as of March 2006. Unisys Corporation in the United States, which formerly held the same equity stake as Mitsui, sold its entire shareholding in Nihon Unisys, Ltd. in March 2006, and Mitsui has since been its single largest shareholder.

We are engaged in various mobile communication businesses through alliances with domestic cell phone service providers and manufacturers. Telepark Corp. (Japan), one of major agencies for cell phone subscription as well as a retailer and distributor of cell phone handsets in Japan, is a core subsidiary in this field. It sold 3.6 million cell phones for the year ended March 31, 2007. It has also acted as agent for subscription of fixed telecommunications lines, including broadband connections. Telepark Corp. was established in 2001 by a merger of three Mitsui subsidiaries that had engaged in sales agency of telecommunications lines and related businesses since 1990s. Today, Telepark Corp. is listed on the Tokyo Stock Exchange.

The market for business process outsourcing services has been expanding in Japan. We have developed those businesses through a subsidiary, TOYO Officemation, Inc. (Japan), and an associated company, Moshi Moshi Hotline, Inc. (Japan). TOYO Officemation, Inc. (Japan), which has been engaged in distribution of

i)	NextCom K.K. and Mitsui Knowledge Industry Co., Ltd. merged in April 2007. The new company has been operating under corporate name of Mitsui Knowledge Industry Co., Ltd.

information processing devices such as optical character readers (“OCR”) and information input devices, has recently focused on enterprise information management such as customer information input, management and operation. Moshi Moshi Hotline, Inc. (Japan) is one of the Japan’s major providers of call centers and related outsourcing services. Originally in 1987, it was established by Mitsui and eleven minor shareholders. Moshi Moshi Hotline, Inc. later went public on the over-the-counter market and is now listed on the Tokyo Stock Exchange, with our current voting interest at 34.3%.

In the field of electronics products, Mitsui Electronics Inc. (Japan) acts as a sales agent for semiconductor related devices, manufacturing equipment and inspection equipment. In recent years, Mitsui Electronics Inc. (Japan) has focused on providing semiconductor related products and services to Japanese customers who are shifting their production bases to China. This business unit also engages in export and offshore trading of flat-panel displays and related parts.

This business unit is dependent on the business of our subsidiaries and associated companies, most of which are located in Japan, where technological development is rapid and competition is fierce. Our important function involves business incubation of IT related products and services, as seen in the case with Telepark Corp. and Moshi Moshi Hotline, Inc.

Logistics & Financial Markets Segment

The Logistics & Financial Markets Segment is engaged in transportation and logistics services, insurance and financial business in Japan and abroad.

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥60.5 billion or 6.7% and ¥14.6 billion or 4.8% of our consolidated totals, respectively.

This segment is composed of the Financial Markets Business Unit and the Transportation Logistics Business Unit, and has 36 subsidiaries including:

•

in the Financial Markets Business Unit, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), Mitsui & Co. Precious Metals, Inc. (United States) and Mitsui Bussan Precious Metals HK Ltd. (Hong Kong, China); and

•	in the Transportation Logistics Business Unit, Mitsui Bussan Logistics Holdings Ltd. (Japan), Mitsuibussan Insurance and Consulting Co., Ltd. (Japan) and TRI-NET (JAPAN) INC. (Japan).

This segment has 6 associated companies including Mitsui Leasing & Development, Ltd. (Japan) and Quintiles Transnational Japan K.K. (Japan) in the Financial Markets Business Unit and Mitsui Direct General Insurance Company, Limited (Japan) and BALtrans Holdings Limited (Hong Kong, China) in the Transportation Logistics Business Unit.

Financial Markets Business Unit

This business unit has 23 subsidiaries and 2 associated companies and is engaged in the following business activities:

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

Mitsui and its subsidiaries such as Mitsui & Co. Precious Metals, Inc. (United States) and Mitsui Bussan Precious Metals HK Ltd. (Hong Kong, China) are engaged in trading and brokerage in precious metals, non-ferrous metals listed on the London Metal Exchange and derivative commodity instruments for energy, agricultural foods and other commodities. We are also engaged in sales and marketing of various derivative and financial instruments of our own development to investors and market participants. Mitsui & Co., Energy Risk Management Ltd. (United Kingdom), which we established in March 2002, enjoyed growth in derivative trading operations, mainly of crude oil and natural gas related commodities. Japan Alternative Investment Co., Ltd. (Japan) began operations in April 2002, acting as placement agent for alternative investment products, such as hedge funds, private equity funds and commodity funds.

In the financial equity investments field, subsidiaries such as MVC Corporation (Japan) have made investments in ventures mainly in IT and medical care businesses. In August 2006, this business unit invested in a limited partnership which was established for investment in Skylark Co., Ltd., a Japanese restaurant chain, at 9.3% stake of the fund as a limited partner i).

In July 2004, this business unit formed Mitsui & Co., Logistics Partners Ltd. (Japan), as an asset management company for REITs that specialize in the management of investments in warehouses and distribution centers. In May 2005, Japan Logistics Fund Inc. to which Mitsui & Co., Logistics Partners Ltd. renders asset management service was listed at the Tokyo Stock Exchange as the Japan’s first logistics facilities related REIT. Later on, the REIT increased capital by public offering in February 2006 reflecting growing asset size.

We have a 40.7% voting interest in Mitsui Leasing & Development, Ltd. (Japan), a leasing company with its strengths in leasing of information-processing equipments and large scale equipment, as well as industrial machinery, aircrafts and ocean vessels.

Transportation Logistics Business Unit

The Transportation Logistics Business Unit provides sophisticated, high value added logistics services to customers leveraging its longstanding experience in offering such services groupwide. This business unit also seeks the development of new business domains through integrating logistics, financial and information technology.

Together with 13 subsidiaries and 4 associated companies, this business unit is engaged in the following business activities:

•	international and domestic transportation services including transportation of plants and other special cargos, tramper shipping, and airfreight;

•	warehousing and port services; operation, construction and management of warehouses and harbor facilities;

•	insurance agency and insurance consultation;

•	solutions services for logistics, including SCM; and

•	establishment and operation of REITs which invest in logistics facilities.

i)	In April 2007, Mitsui agreed to enter into a strategic alliance in consumer finance business with Central Finance Co., Ltd., Sumitomo Mitsui Financial Group, Sumitomo Mitsui Card Co., Ltd. and Quoq, Inc., and acquired approximately 10% share ownership of Central Finance Co., Ltd. through an allocation of new shares. With other parties, Mitsui is studying expansion to overseas credit card business operation and development of new businesses.

In the international and domestic transport services field, we have established 5 core subsidiaries including Tri-Net (Japan) Inc., which cover our operations in Japan, the Americas, Europe, South East Asia, and China, respectively. Each of those subsidiaries collaborates with the Head Office and overseas trading subsidiaries worldwide, and provides international transportation services mainly using marine containers. They also provide international combined transportation services by integrating land, sea and air transportation. In the tramper business, they provide transportation services for power and chemical plant projects and bulky cargoes such as coal, grain and fertilizers.

We have been making investments to expand our logistics businesses in the BRICs countries, the Middle East and other emerging markets. For example, in January 2006 we acquired a 25% equity stake in BALtrans Holdings, Ltd. (Hong Kong, China) which is listed on the Hong Kong Stock Exchange and maintains 14 distribution bases in mainland China. In Russia, we have organized large scale distribution operations outside Moscow that provide services to local bases of Japanese electronics, construction machinery and automotive companies. In India, we plan joint development projects with Indian partners in a free trade warehouse zone near Delhi.

In the field of warehousing, distribution and port service related business within Japan, we have put high priority in management integration of three domestic subsidiaries, KYOGI WAREHOUSE CO., LTD. (Japan), Nitto Logistics Co., Ltd. (Japan) and TOSHIN SOKO KAISHA, LTD. (Japan) seeking for operational efficiency. Participants in this business is required to provide sophisticated and integrated logistics service, for example, Nitto Logistics Co., Ltd. conducts joint operations with a domestic specialty store retailer of private label apparel for outsourced production and inventory management. It provides information processing functions so that its customers optimize their logistics transactions.

This business unit has a subsidiary, Mitsuibussan Insurance and Consulting Co., Ltd. (Japan), as an insurance agency. In addition, the business unit has acquired insurance companies for captive insurance and operates subsidiaries which are engaged in this business field, including Insurance Company of Trinet (USA), Inc. This business unit also maintains certain direct insurance businesses, by taking advantage of the experience and know-how in risk management of this business unit.

In collaboration with the Financial Markets Business Unit, this business unit has developed logistics-related real estate property REITs. This unit intends to increase the assets for such REIT programs, seeking opportunities for the development of facilities, brokerage in properties and tenants.

Americas Segment

The Americas Segment trades in various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc., or Mitsui U.S.A., manages the business of the segment as the center of the regional strategy. Effective April 2006, following the introduction of our regional business unit system, the Americas Business Unit was formed, encompassing all trading subsidiaries operating in this region. The Chief Operating Officer of this business unit has been delegated authority of operations within the region.

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥64.7 billion or 7.2% and ¥16.9 billion or 5.6% of our consolidated totals, respectively.

This segment consists of 9 trading subsidiaries including Mitsui U.S.A., Mitsui & Co. (Canada) Ltd. and Mitsui Brasileira Importacao e Exportacao S.A., 26 other subsidiaries owned mainly by Mitsui U.S.A. including Mitsui Steel Holdings, Inc., Westport Petroleum Inc., Mitsui Steel, Inc., Channel Terminal Company LLC and Portac, Inc. and 2 associated companies.

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

Business activities of Mitsui U.S.A.’s major operating divisions are as follows:

•

The Iron & Steel Products Division maintains alliances with steel makers, steel processors, and customers in the U.S. and other countries. Working closely with solution providers, it specializes in SCM of steel products, manages inventory and process arrangements. This division has two major subsidiaries of Mitsui Steel, Inc. for steel product sales and demand chain management services; and Mitsui Steel Holdings, Inc which owns Mi-Tech Steel Inc., a steel service center, PK U.S.A., Inc., an automotive steel stamping, Hannibal Industries, Inc., a steel tube and pallet rack manufacturing operator, Champions Pipe & Supply, a pipe distributor, and MTP LLC, a pipe sales entityi).

•

The Iron & Steel Raw Materials and Non-Ferrous Metals Division engages in iron and steel raw materials, non-ferrous metal resources, steel and metal recycling, non-ferrous metal products and petroleum coke. The division has 50% equity share of Raw Materials Development Co., Ltd..

•

The Infrastructure Projects Division engages in the projects in the Americas. This division has subsidiaries such as Hydro Capital Corp. for water treatment projects in Mexico and MIT Wind Power, Inc. for wind power generation in Texas.

•

Through close coordination with the Head Office, the Machinery Division engages in the businesses of motor vehicles, ship and marine projects, aircraft and construction and industrial machinery. It focuses on automobile, construction machinery, outdoor power equipment, newly built vessels to oil major and shipping companies, and aircraft leasing for regional airlinesii).

•

The Organic Chemicals Division and the Plastics & Inorganic Chemicals Division are engaged in the domestic and international trade of various chemical products. In addition, International Terminal Company is engaged in the chemical tank leasing business and CornerStone Research & Development Inc. focuses on processing and packaging of healthcare foods and supplements.

•

The Energy Division specializes in the global trading of petroleum products, crude oil, petroleum coke and LNG. Westport Petroleum, Inc. is engaged in sales, trading and commercial and operational services to the energy industry with respect to pipeline and cargo trading of petroleum products throughout major international energy markets. These transactions by Westport Petroleum, Inc. account for a significant portion of our revenues from sales of products groupwide.

•

The Foods and Retail Division deals in grain, coffee, foods materials and other foods products. This division has a subsidiary, United Grain Corp, which invests in United Harvest, LLC, a joint venture with CHS Inc. for export facility operations for wheat and barley, and also has 20% minority interest in WILSEY FOODS INC. See also “Foods &Retail Business Unit” for business collaboration with CHS Inc. Additionally, Mitsui Foods Inc. is specialized in the import food distribution business.

•

The Consumer Service Business Division and other remaining division focus on consumer-oriented business development. This division has MBK Real Estate Ltd., a real estate subsidiary jointly owned by the Head Office and engaged in development and homebuilding services. In November 2006, Mitsui U.S.A. acquired SunWize Technologies, Inc, which engages in design, manufacture and distribution of integrated solar power system.

Europe Segment

The Europe Segment trades in various commodities and conducts related businesses led by overseas trading subsidiaries in Europe and Africa. Mitsui & Co. Europe PLC (“Mitsui Europe”) is authorized to manage the

i)	Furthermore, Mitsui U.S.A. completed an acquisition of Steel Technologies Inc., a steel processor which operates 24 steel processing facilities in North America, in June 2007.

ii)	In addition, in May 2007, Mitsui U.S.A. entered into an agreement to acquire 87.5% of the shares of Affiliated Financial Corporation and BayQuest Capital Corporation, which provide automotive related financing service throughout the United States.

business of this segment as the center of its regional strategy. In addition, this segment carries out diversified business activities in collaboration with the operating segments of the Head Office. Effective April 2006, following the introduction of our regional business unit system, the Europe Business Unit was formed consisting of those trading subsidiaries in this region. The Chief Operating Officer of this business unit has been delegated authority of operations within the region.

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥23.3 billion or 2.6% and ¥3.8 billion or 1.3% of our consolidated totals, respectively.

As of March 31, 2007, this segment consisted of 10 trading subsidiaries, including Mitsui Europe, Mitsui & Co. UK PLC and Mitsui & Co. Deutschland GmbH, 4 subsidiaries and 5 associated companies.

Mitsui Europe, our wholly-owned subsidiary with its head office in London, manages the overall business activities in Western Europe, Africa, Central, Eastern Europe and Turkey through its 9 operating subsidiaries, 13 branch offices and liaison offices. Mitsui Europe collaborates with our subsidiaries and associated companies of other operating segments.

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

Asia Segment

In order to develop new business opportunities emerging with the development of network economies based around China, the ASEAN countries and India, we introduced an Asian Regional Managing Directorship system. Broad authority and responsibility to manage our businesses throughout non-Japan Asia is delegated to the Regional Managing Director, Asia starting in the year ended March 31, 2006. Effective April 2006, following the introduction of our regional business unit system, the Asia Business Unit was formed and consists of the trading subsidiaries, branches and liaison offices in this region. The Chief Operating Officer of this business unit has been delegated authority of operation within this region.

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥27.6 billion or 3.1% and ¥7.9 billion or 2.6% of our consolidated totals, respectively.

China

China has been a focus of recent global attention, with 10.7% and 9.9% growth in gross domestic product in 2006 and 2005, respectively, as a result of its accession to the WTO and a growing reputation as an efficient and cost effective manufacturer of goods. We have been increasing our operations in, and shifting management resources to, Greater China, which includes mainland China, Hong Kong and Taiwan, in order to expand and strengthen our business operations involving products such as automobiles, consumer products, IT, electronics, energy and metals, while reinforcing our transportation and logistics services.

Our presence in China is comprised of ten local trading subsidiaries, including Mitsui & Co., (China) Ltd., an investing company in Beijing, Mitsui & Co. (Hong Kong) Ltd. and six trading subsidiaries in China’s bonded areas including Mitsui & Co. (Shanghai) Ltd. In addition, we have established representative offices in 12 cities in China as of March 2007.

In September 2005, Mitsui received approval from the Chinese Ministry of Commerce to establish three wholly owned trading companies, permitting us to conduct import and export and wholesale trade domestically within China, which would enable us to trade in a broader range of products, including value added services in finance and logistics. Thus, Mitsui & Co. (China) Trading Ltd. and Mitsui & Co. (Guangdong) Ltd. were established in 2005 and started operations.

Mitsui & Co., (China) Ltd. has made investments jointly with the business units of the Head Office in critical joint ventures in China. Among others, we place a high priority on establishment of logistics network within China. For example:

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

In December 2006, we obtained a special approval from the Vietnamese government to establish trading subsidiaries, and Mitsui & Co. Vietnam Ltd. started operations in April 2007.

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

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥5.3 billion or 0.6% and ¥14.4 billion or 4.8% of consolidated totals, respectively.

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

The Middle East

In the Middle East we have established trading subsidiaries Mitsui & Co., Middle East Ltd. (United Arab Emirates), Mitsui and Co. (Middle East) B.S.C.(c) (Bahrain), Mitsui and Co., Iran Ltd. (Iran) and Mitsui and Co. Kuwait W.L.L. (Kuwait). Mitsui & Co., Middle East Ltd. owns offices in United Arab Emirates, Qatar and Oman. Mitsui has 10 representative offices in the Middle East countries including Saudi Arabia. These trading subsidiaries and offices in the Middle East collaborate with the Head Office primarily in the field energy development and production and projects of petrochemical plants and power plants.

All Other Segment

The operations of the All Other Segment include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit and net income for this segment for the year ended March 31, 2007 were ¥4.4 billion or 0.5% and ¥5.9 billion or 2.0% of our consolidated totals, respectively.

The All Other Segment has 14 subsidiaries and 2 associated companies. The activities of major subsidiaries in this segment are as follows:

•	Mitsui & Co. Financial Services Ltd. is engaged in financial services such as commercial loan and cash management services, mainly provided to domestic subsidiaries and associated companies.

•	Mitsui & Co., Asia Investment Ltd. (Singapore) is engaged in-house financial services in the South East Asian region.

Principal Markets

We are involved in the worldwide trading of various commodities. The following table provides a breakdown of our revenues by commodity type for the years ended March 31, 2007, 2006 and 2005.

	In Billions of Yen
	Years Ended March 31,
	2007	2006	2005
Revenues(1),
Distribution by Commodity:
Iron and Steel	¥624.0	¥523.7	¥406.7
Non-Ferrous Metals	99.9	102.2	161.8
Machinery	430.9	368.0	264.9
Electronics & Information	182.7	164.9	144.7
Chemicals	1,146.6	886.7	729.1
Energy	1,637.6	1,360.5	1,035.1
Foods	467.0	424.6	473.6
Textiles	45.6	42.4	43.0
General Merchandise	63.4	78.8	96.1
Property and Service Business	183.0	163.7	139.6

Consolidated Total	¥4,880.7	¥4,115.5	¥3,494.6

Notes:
(1)	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2006 and 2005 have been reclassified to conform to the current year presentation.

The following table shows our total trading transactions in each of our major markets for the years ended March 31, 2007, 2006 and 2005.(1)(2)(3)

	In Billions of Yen
	Years Ended March 31,
	2007	2006	2005
Japan	¥8,932.8	¥8,554.6	¥7,719.4
United States	1,160.7	1,265.0	1,091.3
China	900.2	879.0	738.7
All Other	4,364.0	4,187.2	4,034.5

Consolidated Total	¥15,357.7	¥14,885.8	¥13,583.9

Notes:
(1)

Total trading transactions is a voluntary disclosure as permitted by Financial Accounting Standards Board Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which we act as principal and transactions in which we serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which title to and payment for the goods pass through us without physical acquisition and delivery through our inventories. We have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and we believe it is a useful supplement to results of operations data as a measure of our performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker. See Notes 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and 17, “SEGMENT INFORMATION” accompanying the consolidated financial statements for further discussion.

(2)	Total trading transactions are attributed to countries based on the location of customers.
(3)	In accordance with SFAS No. 144, total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2006 and 2005 have been reclassified to conform to the current year presentation.

C.	Organizational Structure.

We are a global general trading company and we conduct our business with our subisidiaries and associated companies. As of March 31, 2007, we had 373 subsidiaries and 192 associated companies that are accounted for by the equity method.

The table below provides information on our significant subsidiaries as of March 31, 2007. We have supplementarily provided voting power where it differs from ownership interest.

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Iron & Steel Products	Mitsui Bussan Construction Materials Co., Ltd.	Japan	Sales of construction materials and semi-assembled steel products	100.0
	SINTSUDA CORPORATION	Japan	Wholesale of steel products	100.0
	Regency Steel Asia Pte Ltd.	Singapore	Wholesale and retail of steel products	85.0
	Seikei Steel Tube Corp.	Japan	Manufacture and sales of steel tube	70.0

Iron & Steel Raw Materials and Non-Ferrous Metals	Mitsui Iron Ore Development Pty. Ltd.	Australia	Mining and sales of Australian iron ore	100.0
	Sesa Goa Limited	India	Mining and sales of Indian iron ore and processing and sales of coke	51.0
	Mitsui-Itochu Iron Pty. Ltd.	Australia	Mining and sales of Australian iron ore	70.0
	Mitsui Coal Holdings Pty. Ltd.	Australia	Investments in Australian coal business	100.0
	Japan Collahuasi Resources B.V.	Netherlands	Investments in a copper mine in Chile	61.9
	Raw Materials Development Co., Ltd.	United States	Investments in ferrous raw materials business	100.0
	Mitsui Bussan Raw Materials Development Corp.	Japan	Wholesale of ferrous and non-ferrous scrap and ferroalloys	100.0
	MITSUI BUSSAN METALS SALES CO., LTD.(1)	Japan	Sales of non-ferrous material products and metals	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Machinery & Infrastructure Projects	MBK Project Holdings Ltd.	Japan	Investments in manufacturers of plant-related materials and equipment	100.0
	Mitsui & Co. Project Corp.(2)	Japan	Management support for plant projects	100.0
	Mitsui Power Ventures Limited	United Kingdom	Investments in power generation business	100.0
	Mitsui Rail Capital Holdings, Inc.	United States	Freightcar leasing and management in North America	100.0
	Mitsui Rail Capital Participacoes Ltda.	Brazil	Freightcar leasing and management in Brazil	100.0
	MITSUI GAS E ENERGIA DO BRASIL LTDA.(3)	Brazil	Investments in gas distribution companies	100.0
	MIT POWER CANADA LP INC.	Canada	Investment in Greenfield Power Generation Project in Ontario	100.0
	Mitsui Rail Capital Europe B.V.	Netherlands	Locomotive leasing and management in Europe	100.0
	Toyota Chile S.A.	Chile	Import and sales of automobiles and auto parts in Chile	100.0
	P.T. Bussan Auto Finance	Indonesia	Motorcycle retail finance	90.0
	Mitsui Automotive Europe B.V.	Netherlands	Investments in automotive-related companies and trading of automobiles	100.0
	Lepta Shipping Co., Ltd.	Liberia	Shipping business	100.0
	Clio Marine Inc.	Liberia	Shipping business	100.0
	CM Pacific Maritime Corporation	Liberia	Shipping business	100.0
	MMK CO., LTD.	Japan	Sales of machine tools and injection molding machine	100.0
	Mitsui Bussan Aerospace Co., Ltd.	Japan	Import and sales of helicopters and defense and aerospace products	100.0

Chemical	P.T. Kaltim Pasifik Amoniak	Indonesia	Production and sales of anhydrous ammonia	55.0
	Japan-Arabia Methanol Company Ltd.	Japan	Investments in methanol producing business in Saudi Arabia and sales of products	55.0
	MITSUI BUSSAN SOLVENT & COATING CO., LTD.	Japan	Sales and trading of solvents and coating materials	100.0
	Novus International, Inc.	United States	Manufacturing and sales of feed additives	65.0
	Mitsui AgriScience International SA/NV	Belgium	Investments in crop protection businesses in Europe	100.0
	Mitsui Bussan Agro Business Co., Ltd.	Japan	Development and sales of fertilizers and agricultural products	100.0
	Daito Chemical Co., Ltd.	Japan	Production and sales of industrial chemicals	70.0
	Mitsui Bussan Plastics Co., Ltd.	Japan	Wholesale of plastic raw materials and products	100.0
	Nippon Trading Co., Ltd.	Japan	Sales of plastics and chemicals	62.9	63.4
	SALT ASIA HOLDINGS PTY. LTD	Australia	Holdings company of Onslow Salt Pty. Ltd.	94.2
	Mitsui Electronics Asia Pte. Ltd.	Singapore	Electronics manufacturing service for liquid crystal parts	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Energy	Mitsui E&P Australia Pty Limited	Australia	Exploration, development and production of oil and natural gas	100.0
	Mittwell Energy Resources Pty., Ltd.	Australia	Sales of crude oil and condensate, development of Casino gas field in Australia	100.0
	Mitsui E&P Middle East B.V.	Netherlands	Exploration, development and production of oil and natural gas in Oman	80.3	100.0
	Wandoo Petroleum Pty Ltd	Australia	Exploration, development and production of oil and natural gas	71.7	100.0
	Mitsui Oil Exploration Co., Ltd.	Japan	Exploration, development and sales of crude oil and natural gas	50.7	50.3
	Mitsui Gas Development Qatar B.V.	Netherlands	Development and production of natural gas and condensate	100.0
	Mitsui LNG Nederland B.V.	Netherlands	Investments in Qatar LNG project	100.0
	Mitsui & Co. (E&P) B.V.	Netherlands	Exploration, production and investments in oil and natural gas	100.0
	MitEnergy Upstream LLC	United States	Exploration, development and production of oil and natural gas	85.2	100.0
	Mitsui E&P (USA) LLC	United States	Investment in MitEnergy Upstream LLC	100.0
	Endeavour Resources Limited	United Kingdom	Investments in Japan Australia LNG (MIMI) Pty. Ltd.	100.0
	Mitsui Sakhalin Holdings B.V.	Netherlands	Investments in Sakhalin Energy Investment Company Ltd.	100.0
	Mitsui E&P New Zealand Limited	New Zealand	Exploration, production and investments in oil and natural gas	100.0
	Mitsui Oil Co., Ltd.	Japan	Sales of petroleum products in Japan	89.9
	Mitsui Liquefied Gas Co., Ltd.	Japan	Sales of liquefied petroleum gas in Japan	89.9
	Kokusai Oil & Chemical Co., Ltd.	Japan	Sales of petroleum products in Japan	100.0

Foods & Retail	WILSEY FOODS, INC.	United States	Investments in processed oil food company	90.0
	MITSUI FOODS CO., LTD.	Japan	Wholesale of foods and beverages	99.9
	Mitsui Norin Co., Ltd.	Japan	Manufacture and sales of food products	51.9	87.6
	DAI-ICHI BROILER CO., LTD.	Japan	Production, processing and sales of broilers	72.3
	Hokushuren Company Limited	Japan	Wholesale of liquor and foods	72.0	73.7
	VENDOR SERVICE CO., LTD.	Japan	Procurement and demand chain planning and management of food materials	100.0
	MCM FOODS B.V.	Netherlands	Import and sales of canned food products and groceries	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Mitsui Bussan Inter-Fashion Ltd.	Japan	Planning and management of production and distribution of apparel	100.0
	BUSSAN REAL ESTATE CO., LTD.(4)	Japan	Real estate sales, leasing and management	100.0
	MBK Real Estate Ltd.	United States	Real estate-related business	100.0
	CABLENET SAITAMA CO., LTD.	Japan	Cable TV business in urban area	50.8
	Kids Station Inc.	Japan	Broadcasting of TV programs for children	67.0
	Telepark Corp.	Japan	Sales and distribution of mobile phones and agency for telecommunication services	50.8
	NextCom K.K.(5)	Japan	Network integration focused on multi-vendor and in-house developed solutions	49.0
	Mitsui Knowledge Industry Co., Ltd.(5)	Japan	Planning, development, maintenance and operation of computer systems	67.4
	TOYO Officemation Inc.	Japan	Design, operation and maintenance of information systems	100.0
	Mitsui Electronics Inc.	Japan	Investments in semiconductor device sales companies	100.0

Logistics & Financial Markets	Mitsui & Co. Energy Risk Management Ltd.	United Kingdom	Trading of energy derivatives	100.0
	Mitsui & Co. Precious Metals, Inc.	United States	Trading of precious metals	100.0
	Mitsui Bussan Precious Metals (Hong Kong) Limited	Hong Kong, China	Trading of precious metals	100.0
	Mitsui Bussan Logistics Holdings Ltd.(6)	Japan	Investments in domestic warehousing businesses	99.8
	Mitsuibussan Insurance and Consulting Co., Ltd.	Japan	Property and casualty insurance consignment and agency services	100.0
	TRI-NET (JAPAN) INC.	Japan	International integrated transportation services	100.0
	Tri-Net Logistics (Asia) Pte. Ltd.	Singapore	International integrated transportation services	100.0

Americas	Mitsui & Co. (U.S.A.), Inc.	United States	Trading	100.0
	Mitsui & Co. (Canada) Ltd.	Canada	Trading	100.0
	Mitsui Brasileira Importacao e Exportacao S.A.	Brazil	Trading	100.0
	Mitsui Steel Holdings, Inc.	United States	Investments in iron and steel products-related businesses	100.0
	Westport Petroleum, Inc.	United States	International trading of petroleum products and crude oil	100.0
	Mitsui Steel, Inc.	United States	Wholesale and SCM services for steel products	100.0
	Channel Terminal Company LLC	United States	Investments in tank leasing business	100.0
	Portac, Inc.	United States	Manufacture of lumber and lumber products	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Europe	Mitsui & Co. Europe PLC (7)	United Kingdom	Management of business in Europe and Africa	100.0
	Mitsui & Co. UK PLC (8)	United Kingdom	Trading	100.0
	Mitsui & Co. Deutschland GmbH	Germany	Trading	100.0
	Mitsui & Co. Benelux S.A./N.V.	Belgium	Trading	100.0
	Mitsui & Co. France S.A.S.	France	Trading	100.0
	Mitsui & Co. Italia S.p.A.	Italy	Trading	100.0

Asia	Mitsui & Co. (Hong Kong) Ltd.	Hong Kong, China	Trading	100.0
	Mitsui & Co. (China) Ltd.	China	Management of business in China	100.0
	Mitsui & Co. (China) Trading Ltd.	China	Trading	100.0
	Mitsui & Co. (Shanghai) Ltd.	China	Trading	100.0
	Mitsui & Co. (Taiwan) Ltd.	Taiwan	Trading	100.0
	Mitsui & Co. Korea Ltd.	Republic of Korea	Trading	100.0
	Mitsui & Co. (Thailand) Ltd.	Thailand	Trading	100.0
	Mitsiam International Ltd.	Thailand	Trading	51.2	55.0

Other Overseas Areas	Mitsui & Co. (Australia) Ltd.	Australia	Trading	100.0
	Mitsui & Co., Middle East Ltd.	United Arab Emirates	Trading	100.0

All Other	Mitsui & Co. Financial Services Ltd.	Japan	Financial services	100.0
	Mitsui & Co. Financial Services (Europe) B.V.(9)	Netherlands	Financial services	100.0
	Mitsui & Co. Financial Services (Asia) Ltd.(10)	Singapore	Financial services	100.0

(1)	MITSUI BUSSAN METALS SALES CO., LTD. merged Mitsui & Co. Metals Ltd. in February 2007.
(2)	Mitsui & Co. Project Corp. became a parent company holding 100% stakes in Mitsui Bussan Plant & Project Corp., Mitsui & Co. Power Systems Corporation and Mitsui Bussan Transportation System Co., Ltd. through an exchange of shares with Mitsui in May 2006. Furthermore, Mitsui & Co. Project Corp. was merged with those three companies and the merging company Mitsui Bussan Transportation System Co., Ltd. changed its name to Mitsui & Co. Plant Systems, Ltd in April 2007.
(3)	MITSUI GAS E ENERGIA DO BRASIL LTDA. changed its name from Gas Participacoes Ltda. in October 2006.
(4)	BUSSAN REAL ESTATE CO., LTD. changed its name from Bussan Real Estate Development Co., Ltd. in June 2006.
(5)	NextCom K.K. merged Mitsui Knowledge Industry Co., Ltd. and changed its name to Mitsui Knowledge Industry Co., Ltd. in April 2007.
(6)	Mitsui Bussan Logistics Holdings Ltd. was established as a parent company holding 100% stakes in Nitto Logistics Co., Ltd., KYOGI WAREHOUSE CO., LTD. and TOSHIN SOKO KAISHA, LTD. through a share transfer in May 2006.
(7)	Mitsui & Co. Europe PLC changed its name to Mitsui & Co. Europe Holdings PLC in May 2007.
(8)	Mitsui & Co. UK PLC changed its name to Mitsui & Co. Europe PLC in May 2007.
(9)	Mitsui & Co. Financial Services (Europe) B.V. changed its name from Mitsui & Co. International (Europe) B.V. in August 2006.
(10)	Mitsui & Co. Financial Services (Asia) Ltd. changed its name from Mitsui & Co., Asia Investment Ltd. in July 2006.

D.	Property, Plant and Equipment.

The following table provides a list of our principal property, plant and equipment as of March 31, 2007.

(Sft: Square feet, MT: Metric Ton)

Property, Plant and Equipment Description (Holder or Lessee Other than Mitsui)	Location	Size or Annual Production Capacity		Use of property

In Japan:

Mitsuibussan Building	Tokyo	1,321,572	Sft	Office use (Corporate Headquarters)

Osaka Mitsuibussan Building	Osaka	450,306	Sft	Office use

Nagoya Mitsuibussan Building	Nagoya	152,067	Sft	Office use

Hibiya Central Building	Tokyo	504,419	Sft	Office building for lease

Bussan Building Annex	Tokyo	204,275	Sft	Office building for lease

Company Housing & Dormitory	Chiba	130,010	Sft	Employees’ residential facility

Human Resource Development Center	Shizuoka	83,863	Sft	Training facility

Land and equipment (Sintsuda Corporation)	Yokohama	197,324	Sft	Coil center

Land and equipment (Mitsui Liquefied Gas Co., Ltd.)	Ishikawa	852,072	Sft	Liquefied petroleum gas terminal

Land (MITSUI FOODS CO., LTD.)	Saitama	71,171	Sft	Distribution center

Land and equipment (DAI-ICHI BROILER CO., LTD.)	Aomori	46,102	Sft	Broiler processing factory

Land and equipment (Mitsui Norin Co., Ltd.)	Yamanashi	339,871	Sft	Tea leaf processing factory

Land (Hokushuren Company Limited)	Sapporo	286,751	Sft	Distribution center

Wakamatsu Building & Shinsuna Bayside Building (Bussan Real Estate Development Co., Ltd.)	Tokyo	172,406	Sft	Office building for lease

Land (KYOGI WAREHOUSE CO., LTD.)	Tokyo	649,753	Sft	Logistics center

Sun East Shinonome Building & Sun East Tatsumi Building (Nitto Logistics Co., Ltd.)	Tokyo	129,221	Sft	Office use and office building for lease

Tojin Building (TOSHIN SOKO KAISHA, LTD.)	Tokyo	26,759	Sft	Office use and office building for lease

(Sft: Square feet, MT: Metric Ton)

Property, Plant and Equipment Description (Holder or Lessee Other than Mitsui)	Location	Size or Annual Production Capacity		Use of property
Overseas:

Office space (Mitsui & Co. (U.S.A.), Inc.)	United States	185,324	Sft	Office space leased from others

Office building (Mitsui & Co. UK PLC)	United Kingdom	64,369	Sft	Office use

Equipment (Mitsui Coal Holdings Pty. Ltd.)	Australia(1)	6,011,000	Mt	Mining equipment for coal

Equipment (Mitsui Iron Ore Development Pty. Ltd.)	Australia(1)	22,539,000	Mt	Mining equipment for iron ore

Equipment (Mitsui-Itochu Iron Pty. Ltd.)	Australia(1)	2,788,000	Mt	Mining equipment for iron ore

Equipment (Sesa Goa Limited)	India	2,840,000	Mt	Mining equipment for iron ore

Land and plants (P.T. Kaltim Pasifik Amoniak)	Indonesia	579,397	Sft	Ammonia manufacturing plant

Land and plants (Novus International, Inc.)	United States	658,187	Sft	Methionine production facility

Office building (MBK Real Estate Europe Limited)	United Kingdom	189,663	Sft	Office building for lease

Senior service apartment (MBK Real Estate, Ltd.)	United States	146,628	Sft	Leasing asset

Chemical tank yard (Mitsui & Co. (U.S.A.), Inc.)	United States	11,495,355	Sft	Chemical tank

(1)	Information on our mining activities related to Mitsui Coal Holdings Pty. Ltd., Mitsui Iron Ore Development Pty. Ltd., and Mitsui-Itochu Iron Pty. Ltd. that are located in Australia and Sesa God Limited that is located in India is shown in “Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit” of “B. Business Overview” in this Item and “Mining Activities” below.

In addition to the above, our major assets leased to others as of March 31, 2007 were as below:

•

Clio Marine Inc. (Liberia), Lepta Shipping Co., Ltd. (Liberia) and LPG Transport Service Ltd. (Bermuda) own ocean vessels leased to foreign and domestic shipping companies whose combined book value amounting to ¥35 billion; and

•

Mitsui Rail Capital Holdings Inc. (United States) and Mitsui Rail Capital Europe B.V. (Netherlands) own rolling stock mainly leased to railway companies in the United States and European countries amounting to ¥69 billion as book value.

For information on oil and gas producing activities, see “Supplementary Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report.

A portion of the land, buildings and equipment owned by us is subject to mortgages or other liens. As of March 31, 2007, the aggregate amount of such mortgages or other liens was ¥57 billion. We know of no material defect in our title to neither of any of the properties nor of any material adverse claim with respect to them, either pending or contemplated.

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

IRON ORE

Name of Joint Venture or Investee(1)

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Robe River Iron Associates
Mitsui Iron Ore Development Pty. Ltd. (33%)
Pilbara Region, Western Australia, Australia

Mesa J(4)	Robe Valley, north of the town of Pannawonica	Pisolite	57.2	Railway and port (owned by Robe River Iron Associates and operated by Pilbara Iron Pty Ltd.)	Agreements for life of mine with Government of Western Australia	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

West Angelas(4)	Approximately 100km west of the town of Newman	Marra Mamba	61.9	Same as above	Same as above	Open pit	Same as above

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Mount Newman Joint Venture
Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)
Pilbara Region, Western Australia, Australia

Mt. Whaleback	Near the town of Newman, 426 km south of Port Headland	Brockman Marra Mamba	62.9 62.2	Railway (owned and operated by Mount Newman Joint Venture) and port in Port Headland (owned and operated by Mount Newman Joint Venture)	Mineral lease granted in 1967 under the Iron Ore (Mount Newman) Agreement Act 1964 scheduled to expire in 2009 with rights for successive renewals for 21 years	Open pit	Sourced from Alinta Dewap

Yandi Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Marillana Creek	92 km north of Newman, 310 km south of Port Headland	Channel Iron Deposit	57.5	Rail spur (owned by Yandi Joint Venture) connected to the main Newman/ Hedland line (owned and operated by Mount Newmani Joint Venture) and port in Port Hedland (owned and operated by Mount Newman Joint Venture)	Mining lease granted in 1991 under the Iron Ore (Marillana Creek) Agreement Act 1991 scheduled to expire in 2012 with the right to extend for additional 42 years	Open pit	Sourced from Alinta Dewap

Mount Goldsworthy Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

North Area (Yarrie) (Nimingarra)	210 km east of Port Headland	Nimingarra	60.2	Railway (owned and operated by Mount Goldsworthy Joint Venture) and port in Port Headland (owned and operated by Mount Goldsworthy Joint Venture)	Four mineral leases under the Iron Ore (Mount Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy— Nimingarra) Agreement Act 1972, which have expiry dates between 2007 and 2014 with rights to successive renewals of 21 years.	Open pit	Sourced from Alinta Dewap

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Area C	120 km northwest of Newman, 37 km southwest of Yandi	Marra Mamba	62.1	Rail spur (owned by Goldsworthy Joint Venture) connecting to the Yandi spur line (owned by Yandi Joint Venture) and then onto the main Newman/ Hedland line (owned and operated by Mount Newman Joint Venture) and port in Port Hedland (owned and operated by Goldsworthy Joint Venture)	Same as above	Open pit	Sourced from Alinta Dewap

Sesa Goa Limited
Sesa Goa Limited(5) (51%)
Goa and Karnataka, India

Codli	Goa, India	Fines/Lumps	58.0 to 62.0	Barge and port in Mormugao	Combination of own lease and sub lease	Open pit	Supplied by state

Sonshi	Goa, India	Fines/Lumps	58.0 to 62.0	Barge and port in Mormugao	Combination of own lease and sub lease	Open pit	Supplied by state

Chitradurga	Karnataka, India	Fines/Lumps	63.5 to 64.0	Railway, truck and shipping facility at Mormugao and Chennai	Combination of own lease and sub lease	Open pit	Supplied by state

Hospet	Karnataka, India	Fines/Lumps	63.5 to 64.0	Railway, truck and shipping facility at Mormugao and Chennai	Combination of own lease and sub lease	Open pit	Supplied by state

(1)	The term “Investee” refers only to Sesa Goa Limited.
(2)	“Name of Mines” indicates the names of principal producing mines.
(3)	“Pisolite”, “Marra Mamba”, “Brockman”, “Channel Iron Deposit” and “Nimingarra” refer to the types of iron ore that are found in the Pilbara region of Western Australia.
(4)	The percentage figures of “Fe Basis” of Mesa J and West Angelas represent the figures corresponding to mines, excluding the figures corresponding to stockpile components.
(5)	We sold our whole stake in Sesa Goa Limited in April 2007.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest(2)

Area of Mining Operation (Region, State, Country)

Name of Mines(3)	Location	Type of Resources	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

BHP Mitsui Coal Pty. Ltd.
BHP Mitsui Coal Pty. Ltd.(1) (20%)
Queensland, Australia

South Walker Creek	In the Bowen Basin, 100 km south-west of Mackay	Metallurgical coal and thermal coal	Railway (Queensland Rail) and port in Mackay	Leases granted by State and renewable subject to State’s discretion	Open pit	State owned grid

Poitrel	Same as above	Same as above	Same as above	Same as above	Same as above	Same as above

Bengalla Joint Venture
Mitsui Coal Holdings Pty. Ltd. (10%)
New South Wales, Australia

Bengalla	4 km west of Muswellbrook in the Upper Hunter Valley	Thermal coal	Railway and port at Newcastle	Leases granted by State	Open pit	State owned grid

Kestrel Joint Venture
Mitsui Coal Holdings Pty. Ltd. (20%)
Queensland, Australia

Kestrel	In the Bowen Basin, 200 km west of Rockhampton	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

Dawson Joint Venture
Mitsui Coal Holdings Pty. Ltd. (49%)
Queensland, Australia

Dawson (formerly “Moura”)	In the Bowen Basin 184 km south-west of Gladstone	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Open pit	State owned grid

German Creek Joint Venture
Mitsui Coal Holdings Pty. Ltd. (30%)
Queensland, Australia

German Creek	In the Bowen Basin, 200 km south-west of Mackay	Metallurgical coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

(1)	“BHP Mitsui Coal Pty. Ltd.” indicates the name of the company established by BHP Billiton plc and Mitsui.
(2)	BHP Mitsui Coal Pty. Ltd. is our associated company in which Mitsui has 20% interest. Mitsui Coal Holdings Pty. Ltd. is our subsidiary which owns interests in Bengalla Joint Venture, Kestrel Joint Venture, Dawson Joint Venture and German Creek Joint Venture.
(3)	“Name of mines” indicates the names of principal producing mines.

A brief history and the present condition of each of the above-mentioned mines, including the current state of development, if applicable, are provided below.

IRON ORE

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Robe River Iron Associates

Mitsui Iron Ore Development Pty. Ltd. (33%)

Pilbara Region, Western Australia, Australia

Mesa J	The development of the Robe River project began in 1962(*) near Pannawonica. The Robe River project was commissioned and the first shipment was made in 1972. Iron ore reserves at the Mesa J production Base provide the cornerstone of Pannawonica’s sinter fines and lump output. Development of Mesa J began in 1992, and all mine administration, workshops, warehousing and other support facilities were integrated there in 1994. The mine produces Rove River fines and lump, which are pisolitic iron ore products. Process Plant 1 was commissioned in 1999 and Process Plant 2 in 2001. The plant processes clay-contaminated pisolite, sub-grade material which was once discarded, to reduce contaminants and retain on-specification ore.

West Angelas	The development of West Angelas began in 1998. Mining of ore commenced in March 2002. The West Angelas deposits contain Marra Mamba type iron ore with higher iron content than Robe River’s Mesa J mine. The West Angelas operation is comprised of an open pit mine, a crushing and screening ore processing plant producing lump and sinter fines iron ore, as well as stockpiling, reclaiming and train-loading facilities. Further expansion of the West Angelas mine was completed ahead of schedule in October 2005. This US$105 million project took the mine’s production capacity to 25 million tonnes per year. Robe River Iron Associates uses a dedicated rail system, operated by Pilbara Iron, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert. Also, a US$200 million rail expansion project to duplicate almost 100 kilometers of track and associated interconnection and infrastructure to increase the capacity of the Pilbara Iron main line completed in the first quarter of 2006. In January 2007, a further expansion plan was decided to increase port capacity at Cape Lambert from nameplate capacity of 55 to 80 million tones per year by the end of 2008. Completion of the expansion is scheduled for the fourth quarter of 2008 and the total cost of the capital is estimated approximately US$860 million.

(*)	The Robe River project was originally started by Cleveland Cliffs Iron Company, an iron and steel producer in the United States. Since then, there were major changes in ownership before Rio Tinto took a 53% stake in Robe River Iron Associates in 2000.

Mount Newman Joint Venture

Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)

Pilbara Region, Western Australia, Australia

Mount Whaleback

The joint venture began production in 1969 at the Mount Whaleback ore body. Today, production continues to be sourced from the major Mount Whaleback ore body and is complemented by production from other ore bodies, namely Orebody 18, 23, 25, 29 and 30 and Jimblebar, which we are involved in through the Wheelarra arrangement with BHP Iron Ore (Jimblebar) Pty Ltd, Itochu Minerals & Energy Australia Pty Ltd, and 4 Chinese steel companies.

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

Yandi Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Marillana Creek	Development of the ore body began in 1991 with a capacity of 10 million tonnes per annum and the project’s first shipment of iron ore was in March 1992. Capacity was progressively expanded between 1994 and 2003 and the current capacity is 42 million tonnes per annum. Two processing plants and a primary crusher and overland conveyor are used to crush and screen the Yandi ore and deliver it to one of two train loading facilities.

Mount Goldsworthy Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

North Area (Yarrie) (Nimingarra)	Mount Goldsworthy was commissioned in 1966 in the North Area. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Gap mine in 1993. Since then, mining has continued from the adjacent Nimingarra mine and Yarrie mine, 30 kilometers to the south-east. Two primary crushers exist, one at Yarrie and the other at Nimingarra. The ore is crushed and then railed to Port Hedland.

Area C

In October 2003, the joint venture opened the new Area C mine located 120 kilometers north-west of Newman, which produces a Marra Mamba ore deposit, which is sold under the trademark MAC.

All production from the Mount Goldsworthy North (Yarrie and Nimingarra deposits) is transported on a separate railway to Port Hedland. Ore from Area C is transported via a 39 kilometer new section of railway to the Yandi mine which then connects to the Newman main line to Port Hedland. From there, the venture ships the ore through the Nelson Point and Finucane Island facilities.

The ore currently being produced at Area C is from C Deposit, which is an open-pit mine. The ore processing plant at Area C has a nominal capacity of 23 million tonnes of product per year.

Development projects at joint ventures with BHP Billiton Ltd.	The three joint ventures, namely, Mt. Newman joint venture, Yandi joint venture and Mt. Goldsworthy joint venture have been planning for staged expansions of supply capacity. As a step, in October 2005 they approved an expansion plan to add 20 million tonnes per annum to their capacity, upgrading combined capacity to 129 million tonnes per annum by 2007. The capital expenditure for the expansion work will total A$2.2 billion. Mitsui will bear approximately A$150 million. The expansion has been focusing mainly on Area C mine and encompass expansions of rail systems and the loading port. In addition, in March 2007, the joint ventures approved to increase annual production capacity to 155 million tonnes per annum by 2010. The capital expenditure for the expansion will total approximately A$2.7 billion. The expansion includes development of a new crushing and screening plant, as well as additional stockyard, car dumping and train loading facilities at Mt. Whaleback.

Sesa Goa Limited

Sesa Goa Limited(*) (51%)

Goa and Karnataka, India

Codli Sonshi	Sesa Goa Limited commenced operations in 1954 in North Goa, India. Sesa Goa’s main mining operations are at the Codli and Sonshi mines. Goan ore tends to be relatively high in alumina content, and most Goan ore is beneficiated to raise the iron content. We acquired a 51% interest in Sesa Goa in 1996.

Chitradurga Hospet	The main operation in Karnataka is at Chitradurga mine. A second mine is located at Hospet. These mines are equidistant from the part of Mormugao and Chennai and ore can be shipped from either port.
(*) We sold our whole stake in Sesa Goa Limited in April 2007.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

BHP Mitsui Coal Pty. Ltd.

BHP Mitsui Coal Pty. Ltd. (20%)

Queensland, Australia

South Walker Creek	The joint venture commissioned Riverside in 1983, and its reserves were depleted in March 2005. South Walker Creek became operational in 1998. It produces pulverized coal injection fuel and minor quantities of by- product energy coal. South Walker Creek has a production capacity of four million tonnes per year. Exploration has increased the reserve base in the past year. BHP Mitsui Coal holds undeveloped leases in the Bowen Basin (specifically, the areas of Wards Well, Lancewood and Nebo West).

Poitrel	The mine was commissioned during the December 2006 quarter.

Bengalla Joint Venture Mitsui Coal Holdings Pty. Ltd. (10%) New South Wales, Australia

Bengalla	Development consent was granted in 1996 and production commenced in 1999. Coal & Allied, Rio Tinto’s subsidiary in Australia, acquired its interest in Bengalla in 2001. Its coal preparation plant has been designed to allow the mine to produce low ash thermal coal for export. Production in 2006 was 5.5 million tonnes of thermal coal.

Kestrel Joint Venture Mitsui Coal Holdings Pty. Ltd. (20%) Queensland, Australia

Kestrel	The Kestrel Coal mine, previously known as Gordonstone Mine commenced operation in 1992. Coal is extracted by underground mining. The mine has two longwall units that are operated alternately to minimize downtime and ensure seamless production and reliability. The Kestrel Preparation Plant has been designed to allow the mine to produce low ash coking coal and high energy thermal coal. Production in 2006 was 3.6 million tonnes saleable high quality coking coal and export thermal coal.

Dawson Joint Venture Mitsui Coal Holdings Pty. Ltd. (49%) Queensland, Australia

Dawson (formerly “Moura”)	Dawson Joint Venture was originally called as Moura Joint Venture. The Moura Mine commenced operation in 1961. Since 1994, all production at Moura has been from its surface operation. Production tonnage has been increasing steadily throughout the years. After a few changes of ownership, Anglo Coal acquired a 51% share in 2002. In September 2003, the adjacent Theodore deposit was developed which further expanded its capacity. Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalize their existing operations at the Moura mine and to establish two additional operations on adjacent tenures. The new and expanded operations will be known as the Dawson Complex. Moura Joint Venture has already changed its name to Dawson Joint Venture. The joint venture’s capital expenditure is estimated in excess of Australian dollar 1 billion and will include a new coal preparation plant, additional mining equipment, a coal conveying system for transporting coal, rail load out facilities and administration buildings. The additional coal will be fully available for the market in late 2007, and, annual production capacity will increase from an existing 7 million tonnes to 12.7 million tonnes of metallurgical and thermal coals.

German Creek Joint Venture
Mitsui Coal Holdings Pty. Ltd. (30%)
Queensland, Australia

German Creek	Open pit mining commenced in 1981. Underground mining in the Central Colliery area started in 1984, while underground mining in the Southern Colliery area began in 1988. Grasstree is a new underground mine which commenced production in 2006 and produces hard coking coal for our export markets. In addition, the joint venture has started the development of Lake Lindsay mine, a new open cut mine adjacent to German Creek mine, with estimated ultimate completion during 2008 to increase the aggregate annual production from 6 to 10 million tonnes per annum and to extend the total joint venture’s mine life by about 11 years.

Production Tonnage

IRON ORE

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tonnes
			Year Ended March 31,
			2007		2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Pannawonica			28,960	9,557	30,129	9,943	31,023	10,238

West Angelas			24,866	8,206	21,149	6,979	19,561	6,455

Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia

Mt. Whaleback(1)			39,828	2,788	36,021	2,521	34,992	2,449

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Marillana Creek			40,872	2,861	40,335	2,823	40,899	2,863

Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

North Area (Yarrie) (Nimingarra)			3,341	234	7,089	496	5,268	369

Area C			24,011	1,681	20,471	1,433	16,845	1,179

Sesa Goa Limited(2)	Sesa Goa Limited	India

Codli, Sonshi		Goa	4,125	2,104	3,998	2,039	2,983	1,521

Chitradurga, Hospet		Karnataka	1,443	736	1,578	805	2,063	1,052

		TOTAL	167,446	28,167	160,770	27,039	153,634	26,126

(1)	“Name of Mines” indicates the names of principal producing mines.
(2)	We sold our whole stake in Sesa Goa Limited in April 2007.

COAL

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tonnes
			Year Ended March 31,
			2007		2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside			—	—	2,384	477	3,323	665
South Walker Creek			3,049	610	3,273	655	3,658	732
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5,544	554	5,965	596	5,312	531
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	3,592	718	3,720	744	3,282	656
Dawson Joint Venture (formerly “Moura Joint Venture”)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	6,903	3,382	6,200	3,038	7,023	3,441
German Creek Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	4,522	1,357	5,086	1,526	5,782	1,735

		TOTAL	23,610	6,621	26,628	7,036	28,380	7,760

Reserve Tonnage

IRON ORE

Reserves of iron ore classified according to operator are presented in the tables below.

Operator: Rio Tinto Ltd.(1)(2)

Reserves as disclosed by Rio Tinto Ltd. consist of proved and probable reserves.

			In Millions of Tonnes
			Year Ended December 31,
			2006		2005		2004
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica(3)(4)			344	114	303	100	172	57
West Angelas(3)			409	135	394	130	418	138

(1)	Iron ore reserves are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are not available.
(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2006, 2005 and 2004.
(3)	Stockpile components of reserves are included.
(4)	Pannawonica reserves significantly increased for the year ended December 31, 2005, following revision and updating of geological models and mine designs, leading to the inclusion of reserves for the Mesa A deposit.

Operator: BHP Billiton Ltd.(1)(2)(3)

Reserve amounts of Mt. Newman, Yandi and Mt. Goldsworthy consist of proved and probable reserves.

			In Millions of Tonnes
			Year Ended June 30,
			2006		2005		2004
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Mount Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback(4)			799	56	836	59	955	67

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			848	59	860	60	901	63

Mount Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
North Area (Yarrie) (Nimingarra)			7	0	14	1	13	1
Area C			442	31	474	33	499	35

(1)	Mining dilution and mining recovery (in general around 95%) has been taken into account in the estimation of reserves.
(2)	Metallurgical recoveries for the operations are 100% except for Mt Newman Joint Venture of which metallurgical recovery is 63 to 100%.
(3)	Reserves provided in the table above indicate reserves as of the end of June 2006, 2005 and 2004.
(4)	“Name of Mines” indicates the names of principal producing mines.

Operator: Sesa Goa Ltd.(1)(2) (3)

Reserve amounts of Sesa Goa consist of proved and probable recoverable reserves.

			In Millions of Tonnes
			Year Ended March 31,
			2007		2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share	Total recoverable Reserve	Mitsui’s Share
Sesa Goa Limited	Sesa Goa Limited	India
Codli, Sonshi		Goa	51	26	57	29	55	28
Chitradurga, Hospet		Karnataka	29	15	28	14	30	15

(1)	Iron ore reserves are shown as recoverable reserves before accounting for all mining and processing losses. For the year ended March 31, 2007, average rates of mill recovery for marketable products for Codli and Sonshi, and for Chitradurga and Hospet were 71% and 100%, respectively.
(2)	Reserves of Sesa Goa Ltd. indicate reserves as of the end of March 2007, 2006 and 2005.
(3)	We sold our whole stake in Sesa Goa Limited in April 2007.

COAL

In the table below, coal reserves are shown as marketable reserves, which are tonnage after accounting for extraction and processing and preparation losses.

				In Millions of Tonnes
		Mitsui’s Subsidiary or Associated Company		Year Ended March 31,
				2007		2006		2005
Joint Venture or Investee and Name of Mines	Operator		Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.(1)	BHP Billiton Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside(2)				—	—	—	—	3	1
South Walker Creek				34	7	45	9	92	18
Bengalla Joint Venture(3)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	150	15	155	16	161	16
Kestrel Joint Venture(3)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	112	22	116	23	120	24
Dawson Joint Venture(3) (formerly Moura Joint Venture)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	288	141	298	146	208	102
German Creek Joint Venture(3) (including Lake Lindsay Mine)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	168	50	177	53	78	23

			TOTAL	752	235	791	247	662	184

(1)	Reserves of BHP Mitsui Coal Pty. Ltd. indicates reserves as of the end of June 2006, 2005 and 2004, respectively. 2007 reserves means reserves as of the end of June 2006. Poitrel mine was commissioned in the December 2006 quarter. In addition to the reserves of South Walker Creek, there were the reserves of Poitrel mine which were estimated as 45 million ton (Mitsui’s share 9 million ton) as of end of June 2006.
(2)	Reserves from Riverside were depleted in March 2005.
(3)	Reserves of Bengalla Joint Venture, Kestrel Joint Venture, Dawson Joint Venture and German Creek Joint Venture indicate reserves as of the end of December 2006, 2005 and 2004, respectively. 2007 reserves mean reserves as of the end of December 2006.

We hold a 15% profit share in Valepar S.A., which held a 32.5% profit share of the common stock and preferred stock of Companhia Vale do Rio Doce (“CVRD”) as of December 31, 2006. Accordingly, 4.9% (32.5% x 15%) of CVRD’s production and reserve amounts are indirectly attributable to us. The following table provides iron ore production and reserve amounts for CVRD, and Mitsui’s share of the production and reserve amounts of CVRD.

Production Tonnage (for the year ended December 31)

Millions of Tonnes
2006		2005		2004
Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
264.2	12.9	233.9	11.9	211.3	10.8

Proven and Probable Reserves (as of December 31)

Millions of Tonnes
2006		2005		2004
Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
7,619.3	371.0	7,981.8	407.7	6,869.1	350.3

Oil and Gas Producing Activities

The following table shows crude oil, condensate, natural gas liquids and natural gas production from our reserves for the three fiscal years indicated:

Production Information

	Millions of Barrels						Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)						Natural Gas(1)(3)
	Consolidated Companies			Associated Companies		Worldwide	Consolidated Companies			Associated Companies		Worldwide
Year Ended March 31,	Oceania and Asia	Middle East	Others	Oceania	Others		Oceania and Asia	Middle East	Others	Oceania	Others
2007	11	3	1	6	4	25	96	6	3	45	6	156
2006	1	3	—	5	5	14	2	6	—	57	39	104
2005	1	3	—	5	5	14	—	9	—	49	34	92
The following tables show proved reserves and proved developed reserves of crude oil, condensate, natural gas liquids and natural gas as of the ending date of three fiscal years indicated:

Proved Reserve Information:

Proved Reserves

	Millions of Barrels							Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)							Natural Gas(1)(3)
	Consolidated Companies				Associated Companies		Worldwide	Consolidated Companies			Associated Companies		Worldwide
As of March 31,	Oceania and Asia		Middle East	Others	Oceania	Others		Oceania and Asia	Middle East	Others	Oceania	Others
2007	72	(4)	23	15	37	91	238	344	31	38	740	1,668	2,821
2006	55		23	—	39	104	221	80	40	—	801	1,789	2,710
2005	50		24	—	28	92	194	69	75	—	771	1,393	2,308

Proved Developed Reserves(2)

	Millions of Barrels							Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)							Natural Gas(1)(3)
	Consolidated Companies				Associated Companies		Worldwide	Consolidated Companies			Associated Companies		Worldwide
As of March 31,	Oceania and Asia		Middle East	Others	Oceania	Others		Oceania and Asia	Middle East	Others	Oceania	Others
2007.	46	(4)	18	11	21	24	120	299	19	24	385	11	738
2006.	7		18	—	13	25	63	56	39	—	263	67	425
2005.	6		24	—	14	18	62	—	75	—	356	82	513

(1)	1 barrel of crude oil = 5,800 cubic feet of natural gas
(2)

The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is approximately 34% as of March 31, 2007 and relatively low. The expected costs to develop these undeveloped reserves are estimated to be ¥502 billion in total as of March 31, 2007. Undeveloped reserves are largely attributable to an associated company in Russia and an associated company in Australia.

Production of crude oil in 2007 and LNG in 2008 are expected, for the associated company in Russia. Production of crude oil and LNG has already commenced at the existing facilities at the Australian company. The drilling of additional development wells will be performed over the project life according to the project drilling program.

(3)	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.
(4)	Proved reserves attributable to Mitsui Oil Exploration Co., Ltd., which became our consolidated subsidiary in the year ended March 31, 2007, are included in the figures as of March 31, 2007. The included figures are proved reserves of 19 million barrels of crude oil, condensate and natural gas liquids and 265 billion cubic feet of natural gas, as well as proved developed reserves of 18 million barrels of crude oil, condensate and natural gas liquids and 227 billion cubic feet of natural gas. These figures represent reserves on a 100% basis while our interest in Mitsui Oil Exploration Co., Ltd. was 50.3% as of March 31, 2007.

Information on our oil and gas producing activities is shown in the “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report. And also see “Operating and Financial Review and Prospects—Operating Results by Operating Segment—Energy Segment.”

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2007 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission and which we believe are material.

Item 5.    Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our consolidated financial statements that appear elsewhere in this annual report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.

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

Gross profit, operating income* and equity in earnings of associated companies

We undertake worldwide business activities, involving diversified risk-return profiles, ranging from intermediary services as agent to development and production activities of mineral resources and energy. In this context, changes in the amounts of gross profit, operating income and equity in earnings of associated companies by operating segment reflect the overall progress of our business, and greatly affect the amount of net income in the Statements of Consolidated Income. For further information, refer to the table of “Operating Segment Information” and subsequent discussions in “Operating Results by Operating Segment” in this Operating and Financial Review and Prospects.

Trends in the price of and supply-demand for mineral resources and energy

In recent years, we have observed a rapid growth in operating results from our mineral resources and energy producing activities and the significance of these operations in our overall operating results has considerably intensified. These results have been brought by rising prices as well as increased production in these operations, reflecting globally tightened supply-demand balance and increased price of mineral resources and energy that have been driven by expanding demand from emerging countries, particularly China. Furthermore, management recognize that for some time to come such global supply-demand balance and price fluctuations of mineral resources and energy will continuously have material impact, positive or negative, on our operating results, financial condition and business. For further information regarding trends and prospects in this field, refer to the sections relating to the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and the Energy Segment in “Operating Results by Operating Segment.”

Investment plans and financial leverage

According to our Medium-term Management Outlook announced in May 2006, we intended to invest a total of ¥800 billion during the two fiscal years ending March 2007 and 2008, in order to build strategic business portfolios in the four business areas of Mineral Resources and Energy Area; Global Marketing Networks Area, including steel products and chemicals; Infrastructure Area, including power generation; and Consumer Services Area, including outsourcing services and content businesses. As of the date of this annual report, we have observed a more rapid progress on investment plans than we had expected, and concurrently we have proactively implemented the divestiture of existing securities and fixed assets for portfolio restructuring. Mitsui is monitoring and managing group-wide financial leverage with a view of securing an efficient return on equity as well as maintaining and improving credit ratings and financial soundness in order to secure the capital resources required for these investments and to refinance our interest bearing debt. For further discussion on these investments and related financial policies, refer to “B. Liquidity and Capital Resources” in this Operating and Financial Review and Prospects.

*	Operating Income

Operating income is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Results of Operations

Summary of Operations for the Years Ended March 31, 2007 and 2006

Principal developments in the economic environment that influenced our results of operations during the years ended March 31, 2007 and 2006 included the following:

Operating Environment for the Year Ended March 31, 2007

•

During the year ended March 31, 2007, the global economy overall continued its steady expansion. In the United States, corporate profits remained robust and consumer spending continued to increase due to favorable employment and wage conditions, and despite an easing in housing investment, which had been overheating, the economy performed steadily overall. In Asia, sustained high growth in China has continued driven by further increases in capital investments and exports to other regions. In Europe, the economy demonstrated a clear recovery trend, as illustrated by the growth of exports in Germany and other factors.

•

This broad-based expansion of the global economy underpinned strong international commodities markets. Prices of crude oil, mineral resources, non-ferrous metals and other commodities reached record-high levels in the summer, and despite falling thereafter, remain at high levels.

•

The global trend towards steadily higher interest rates continued. In the United States, the Federal Reserve Board (“FRB”), which had continued to raise interest rates progressively since June 2004, kept the rate constant since June 2006. In Europe, the European Central Bank continued to raise interest rates since 2005.

•

The Japanese economy continued its solid recovery. Exports continued to increase, bolstered by global economic expansion and the weakening yen. Strong corporate sector results led to high growth in capital investment, while improvements in employment and wages led to firmer consumer spending. The Bank of Japan decided to terminate its zero interest rate policy in July 2006, and raised the policy interest rate in February 2007, based on the robust recovery of the economy and consumer prices turning positive. In foreign exchange rates, the yen continued to weaken, particularly against the Euro, against which the yen recorded its lowest ever level since the introduction of the Euro in 1999.

Operating Environment for the Year Ended March 31, 2006

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

•

In the United States, the FRB continued its policy of raising interest rates, which resulted in a gradual rise in interest rates worldwide. In March 2006, the Bank of Japan terminated its quantitative easing policy, which it had followed for the prior five years.

Overview of the Financial Results for the Year Ended March 31, 2007

•	Operating results

—	For the year ended March 31, 2007, we recorded consolidated net income of ¥301.5 billion, an increase of ¥99.1 billion, or 49.0%, from ¥202.4 billion for the year ended March 31, 2006. Most operating segments except for the Foods & Retail Segment recorded improved operating results, benefiting from a favorable economic environment.

—	Gross profit and equity in earnings of associated companies increased by ¥85.4 billion, or 10.4%; and ¥58.8 billion, or 62.4%, respectively, reflecting favorable commodity prices including mineral resources and energy. On the other hand, Mitsui Norin Co., Ltd. (Japan) recorded impairment losses on goodwill and intangible assets. In addition, interest expenses increased from increasing interest bearing debt mainly associated with the investment in the Sakhalin II project as well as a rising U.S. dollar interest rate.

•	Financial condition

Total assets as of March 31, 2007 increased to ¥9.8 trillion, an increase of ¥1.2 trillion over March 31, 2006 due mainly to investments in energy, mineral resources and infrastructure businesses as well as an increase in trade receivables. Shareholders’ equity as of March 31, 2007 was ¥2.1 trillion as a result of increased retained earnings.

•	Cash flows

Net cash provided by operating activities for the year ended March 31, 2007 was ¥239.3 billion, an increase of ¥92.9 billion from the year ended March 31, 2006 reflecting the steady growth of the operating income. Net cash used in investing activities was ¥418.0 billion, attributable to investments mainly in the energy; machinery and infrastructure projects; and mineral resources businesses.

Overview of the Financial Results for the Year Ended March 31, 2006

•	Operating results

—	For the year ended March 31, 2006, we recorded consolidated net income of ¥202.4 billion, an increase of ¥81.3 billion, or 67.1%, from ¥121.1 billion for the year ended March 31, 2005. Most operating segments except for the Foods & Retail Segment recorded improved operating results, benefiting from a favorable economic environment.

—	Gross profit and equity in earnings of associated companies increased by ¥110.1 billion, or 15.5%; and ¥30.0 billion, or 46.7%, respectively, reflecting favorable commodity prices including mineral resources and energy. On the other hand, Mitalco Inc. (United States) and MITSUI FOODS CO., LTD. (Japan) recorded significant one-time impairment losses on long-lived assets. In addition, interest expenses increased principally from the investment in the Sakhalin II project.

•	Financial condition

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

Impact of Foreign Currency Exchange Fluctuation on Operating Results

Due to the increase in gross profit and equity in earnings of associated companies discussed above, net income for the year ended March 31, 2007 reported by overseas subsidiaries and associated companies reached ¥252.4 billion, significantly higher than ¥174.8 billion for the year ended March 31, 2006. The impact of any appreciation of the yen against the currencies used by these companies as functional currency in their reporting—principally U.S. dollars, Australian dollars and Euros—is becoming even more significant.

The average U.S. dollar—yen exchange rate during the year ended March 31, 2007 was ¥116.96 = U.S.$1, representing yen depreciation of ¥3.03, or 2.7%, compared to the average rate during the year ended March 31, 2006 of ¥113.93 = U.S.$1. As of March 30, 2007, the U.S. dollar—yen exchange rate was ¥118.05 = U.S.$1.

The impact of foreign currency exchange fluctuations on net income for the year ending March 2008 will largely depend on the net income denominated in local currencies of overseas subsidiaries and associated companies. Based on net income in the business plans of these companies covering the year ending March 2008, we estimate that yen appreciation by ¥1 against U.S.$1 would have the net effect of reducing net income by approximately ¥2.2 billion.

Discussion and Analysis of Operating Results for the Years Ended March 31, 2007 and 2006

Revenues

In accordance with U.S. GAAP, revenues are reported based on the gross amount billed to a customer or on the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) in the following manner.

•

Revenues are reported based on gross amounts for transactions where we have the related risks and rewards of ownership such as transactions mainly where we are a primary obligor in the arrangement and/or assume general inventory risk without any significant mitigation of our risk level.

•

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

The table below provides these three categories of revenues by products in “PRODUCT INFORMATION” in Note 17, “SEGMENT INFORMATION.” (*)

	Billions of Yen
	Years Ended March 31,
	2007				2006				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥552.3	¥71.5	¥0.2	¥624.0	¥454.7	¥68.8	¥0.2	¥523.7	¥97.6	¥2.7	¥0.0	¥100.3
Non-Ferrous Metals	71.2	9.0	19.7	99.9	77.7	9.2	15.3	102.2	(6.5)	(0.2)	4.4	(2.3)
Machinery	253.1	106.2	71.6	430.9	219.1	97.6	51.3	368.0	34.0	8.6	20.3	62.9
Electronics & Information	77.8	104.9	0.0	182.7	77.5	87.3	0.1	164.9	0.3	17.6	(0.1)	17.8
Chemicals	1,038.9	98.4	9.3	1,146.6	785.9	93.3	7.5	886.7	253.0	5.1	1.8	259.9
Energy	1,622.0	7.1	8.5	1,637.6	1,331.8	7.7	21.0	1,360.5	290.2	(0.6)	(12.5)	277.1
Foods	417.2	49.3	0.5	467.0	377.8	47.2	(0.4)	424.6	39.4	2.1	0.9	42.4
Textiles	22.9	21.2	1.5	45.6	24.5	16.8	1.1	42.4	(1.6)	4.4	0.4	3.2
General Merchandise	55.3	8.1	0.0	63.4	69.8	9.0	0.0	78.8	(14.5)	(0.9)	0.0	(15.4)
Property and Service Business	63.3	81.7	38.0	183.0	60.9	75.3	27.5	163.7	2.4	6.4	10.5	19.3

Consolidated Total	¥4,174.0	¥557.4	¥149.3	¥4,880.7	¥3,479.7	¥512.2	¥123.6	¥4,115.5	¥694.3	¥45.2	¥25.7	¥765.2

	Billions of Yen
	Years Ended March 31,
	2006				2005				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥454.7	¥68.8	¥0.2	¥523.7	¥350.7	¥55.7	¥0.3	¥406.7	¥104.0	¥13.1	¥(0.1)	¥117.0
Non-Ferrous Metals	77.7	9.2	15.3	102.2	137.5	8.4	15.9	161.8	(59.8)	0.8	(0.6)	(59.6)
Machinery	219.1	97.6	51.3	368.0	163.4	63.3	38.2	264.9	55.7	34.3	13.1	103.1
Electronics & Information	77.5	87.3	0.1	164.9	74.9	69.8	0.0	144.7	2.6	17.5	0.1	20.2
Chemicals	785.9	93.3	7.5	886.7	642.7	79.8	6.6	729.1	143.2	13.5	0.9	157.6
Energy	1,331.8	7.7	21.0	1,360.5	1,009.3	14.0	11.8	1,035.1	322.5	(6.3)	9.2	325.4
Foods	377.8	47.2	(0.4)	424.6	423.7	50.1	(0.2)	473.6	(45.9)	(2.9)	(0.2)	(49.0)
Textiles	24.5	16.8	1.1	42.4	22.1	19.8	1.1	43.0	2.4	(3.0)	0.0	(0.6)
General Merchandise	69.8	9.0	0.0	78.8	86.0	10.2	(0.1)	96.1	(16.2)	(1.2)	0.1	(17.3)
Property and Service Business	60.9	75.3	27.5	163.7	53.7	63.0	22.9	139.6	7.2	12.3	4.6	24.1

Consolidated Total	¥3,479.7	¥512.2	¥123.6	¥4,115.5	¥2,964.0	¥434.1	¥96.5	¥3,494.6	¥515.7	¥78.1	¥27.1	¥620.9

Sales of Products

Sales of products include the following four types of transactions:

•	the sale of products as a principal in the transactions, such as crude oil and petroleum products; petrochemical products as well as steel products;

•	the sale of manufacturer products at our manufacturing subsidiaries such as feed additive by Novus International, Inc. (United States) and tea leaves by Mitsui Norin Co., Ltd. (Japan);

•	the sale of natural resources from iron ore and coal mining activities and oil and gas producing activities; and

•	the development and sale of real estate.

(*)	Revenues reported in “PRODUCT INFORMATION” are classified by similarity of products as required by U.S. GAAP, and are not intended to represent classification by operating segment. As an example, revenues of “Chemicals” in “PRODUCT INFORMATION” include not only those reported in the Chemical Segment but also those reported in other operating segments such as the Americas Segment for sales of chemical-related products or services. To differentiate between classification by product and classification by operating segment, classification by product is italicized in this “Revenues” and “Gross profit classified by category of revenues” in the next “Gross Profit.”

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, revenues from the sales of products were ¥4,174.0 billion, an increase of ¥694.3 billion, or 20.0%, from ¥3,479.7 billion for the year ended March 31, 2006. Major factors by product were as follows:

•

Revenues from Energy were ¥1,622.0 billion, an increase of ¥290.2 billion from ¥1,331.8 billion for the year ended March 31, 2006. Crude oil and petroleum products sales in international markets and domestic petroleum products and liquefied petroleum gas sales comprised the major part of the revenues from Energy. Crude oil and petroleum products sales increased by ¥98.6 billion and ¥53.7 billion at Mitsui Oil (Asia) Hong Kong. Ltd. (Hong Kong, China) and Westport Petroleum, Inc. (United States), respectively. Domestic petroleum products and liquefied petroleum gas sales also increased by a combined sum of ¥109.4 billion at Mitsui Oil Co., Ltd. (Japan) and Mitsui Liquefied Gas Co., Ltd. (Japan).

•

Revenues from Chemicals were ¥1,038.9 billion, an increase of ¥253.0 billion from ¥785.9 billion for the year ended March 31, 2006, primarily reflecting increases in Mitsui’s sales of basic petrochemicals and synthetic fiber intermediates due to higher prices for these petrochemical products reflecting higher crude oil prices.

•

Revenues from Iron and Steel were ¥552.3 billion, an increase of ¥97.6 billion from ¥454.7 billion for the year ended March 31, 2006. Revenues increased at Mitsui and Mitsui Steel Holdings Inc. (United States) reflecting favorable steel products market circumstances. Mitsui Iron Ore Development Pty. Ltd. (Australia) and Sesa Goa Limited (India) recorded higher revenues reflecting the rise in iron ore prices. Regarding price trends of iron ore and coal for the year ended March 31, 2007, please refer to the discussion under “Iron & Steel Raw Materials and Non-Ferrous Metals Segment” of “Operating Results by Operating Segment.”

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, revenues from the sales of products were ¥3,479.7 billion, an increase of ¥515.7 billion, or 17.4%, from ¥2,964.0 billion for the year ended March 31, 2005. Major factors by product were as follows:

•

Revenues from Energy were ¥1,331.8 billion, an increase of ¥322.5 billion from ¥1,009.3 billion for the year ended March 31, 2005. Revenues from sales of petroleum products increased at Westport Petroleum, Inc. (United States) by ¥137.9 billion. Revenues from domestic sale of petroleum products also increased at Mitsui Oil Co., Ltd. (Japan) and Mitsui Liquefied Gas Co., Ltd. (Japan) by a combined sum of ¥79.6 billion.

•

Revenues from Chemicals were ¥785.9 billion, an increase of ¥143.2 billion from ¥642.7 billion for the year ended March 31, 2005. The principal reasons include increases in Mitsui’s sales of synthetic fiber intermediates, methanol, ammonia and basic petrochemicals.

•

Revenues from Iron and Steel were ¥454.7 billion, an increase of ¥104.0 billion from ¥350.7 billion for the year ended March 31, 2005. Mitsui Iron Ore Development Pty. Ltd. (Australia) and Sesa Goa Limited (India) recorded an increase of ¥27.6 billion and ¥10.0 billion, respectively, due to the rise in iron ore prices. Champions Pipe & Supply, Inc. (United States) recorded an increase of ¥14.5 billion, reflecting a favorable steel tubular products market.

Sales of Services

Sales of services include the revenues from trading margins (for our intermediary service) and commissions. For example:

•

As the most typical case of our services, for back-to-back sales and purchase transactions of products, we record the net amount of sale and purchase prices (namely, trading margin for our intermediary service) as revenues.

•

We provide various services of logistics and warehouse services, information and communication services and technical support. We also facilitate arrangement of the contracts between manufacturers and customers and deliveries of the products between suppliers and customers. In these cases, the billed amounts for these services are recognized as revenues.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, revenues from the sales of services were ¥557.4 billion, an increase of ¥45.2 billion from ¥512.2 billion for the year ended March 31, 2006. Electronics & Information increased by ¥17.6 billion to ¥104.9 billion from ¥87.3 billion for the year ended March 31, 2006. Machinery increased by ¥8.6 billion to ¥106.2 billion from ¥97.6 billion for the year ended March 31, 2006.

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, revenues from the sales of services were ¥512.2 billion, an increase of ¥78.1 billion from ¥434.1 billion for the year ended March 31, 2005. The major factors were as below:

•

Revenues from Iron and Steel and Chemicals increased by ¥13.1 billion and ¥13.5 billion, respectively. Favorable market conditions and increases in transaction volume resulted in the overall increase both at Mitsui and subsidiaries.

•	Revenues from Machinery increased by ¥34.3 billion, primarily attributable to the increases at overseas automobile-related subsidiaries through their logistics and distributorship services.

•

Revenues from Electronics & Information increased by ¥17.5 billion, attributable to the increases in the sales of information and communication services at NextCom K.K. (Japan) and Telepark Corp. (Japan).

Other Sales

Other sales principally include the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, aircraft and machinery equipment and the revenues from external consumer financing.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, revenues from other sales were ¥149.3 billion, an increase of ¥25.7 billion from ¥123.6 billion for the year ended March 31, 2006, which was primarily attributable to the following factors:

•

Leasing revenues were ¥85.0 billion, an increase of ¥19.7 billion from ¥65.3 billion for the year ended March 31, 2006, which was attributable to the expanded rolling stock leasing businesses at Mitsui Rail Capital Participacoes Ltda. (Brazil) and Mitsui Rail Capital Holdings, Inc. (United States) as well as the acquisition of Dispolok GmbH (Germany) and increases in the real estate leasing businesses in Japan and abroad.

•

Derivative trading revenues were ¥33.1 billion, a decrease of ¥6.6 billion from ¥39.7 billion for the year ended March 31, 2006. The principal reason for this decrease was naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd. (Singapore) for the year ended March 31, 2007.

•	P.T. Bussan Auto Finance (Indonesia) increased its revenue from other sales by ¥8.3 billion over the year ended March 31, 2006, reflecting its expansion of motorcycle retail finance in Indonesia.

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, revenues from other sales were ¥123.6 billion, an increase of ¥27.1 billion from ¥96.5 billion for the year ended March 31, 2005, which was primarily attributable to the following factors:

•

Leasing revenues were ¥65.3 billion, an increase of ¥9.9 billion from the ¥55.4 billion for the year ended March 31, 2005 due to the contribution of KYOGI WAREHOUSE CO., LTD. (Japan) which was acquired during the year ended March 31, 2006 and Mitsui Rail Capital Holdings, Inc. (United States), a leasing company of rolling stock.

•

Derivative trading revenues were ¥39.7 billion, an increase of ¥7.7 billion from the ¥32.0 billion for the year ended March 31, 2005, reflecting strong energy derivatives trading at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), Mitsui Oil (Asia) Pte. Ltd. (Singapore) and Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong, China).

•

P.T. Bussan Auto Finance (Indonesia) increased its revenue from other sales by ¥4.0 billion over the year ended March 31, 2005, reflecting its strong business performance in the motorcycle retail finance in Indonesia.

Gross Profit

Gross Profit Classified by Category of Revenues

	Billions of Yen
	Years Ended March 31,						Change between 2007 and 2006		Change between 2006 and 2005
	2007		2006		2005
	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio
Gross Profit from Sales of Products	¥430.8	10.3%	¥370.1	10.6%	¥293.3	9.9%	¥60.7	(0.3)%	¥76.8	0.7%
Gross Profit from Sales of Services	398.3	71.5%	381.8	74.5%	365.3	84.2%	16.5	(3.0)%	16.5	(9.7)%
Gross Profit from Other Sales	74.6	50.0%	66.4	53.7%	49.6	51.4%	8.2	(3.7)%	16.8	2.3%

Total	¥903.7	18.5%	¥818.3	19.9%	¥708.2	20.3%	¥85.4	(1.4)%	¥110.1	(0.4)%

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, gross profit was ¥903.7 billion, an increase of ¥85.4 billion, or 10.4%, from ¥818.3 billion for the year ended March 31, 2006. The Gross Profit ratio (“GP ratio”), or ratio of gross profit divided by revenues, for the year ended March 31, 2007 was 18.5%, a decrease of 1.4 percentage points compared to the year ended March 31, 2006. Changes in gross profit and GP ratio classified by category of revenues are set forth below:

For the year ended March 31, 2007, gross profit from sales of products was ¥430.8 billion, an increase of ¥60.7 billion from ¥370.1 billion for the year ended March 31, 2006. The major factors in this category are as follows:

•

Gross profit from Energy was ¥133.0 billion, an increase of ¥43.0 billion from ¥90.0 billion for the year ended March 31, 2006. As a result of acquisition of Mitsui Oil Exploration Co., Ltd. (Japan), a former associated company, in the fourth quarter of the fiscal year under review, it newly reported a ¥15.0 billion gross profit and Mitsui E&P Australia Pty Limited (Australia) also reported gross profit of ¥13.9 billion following the start up of commercial production at the Enfield oil project. Mitsui E&P Middle East B.V. (Netherlands), which is engaged in production of crude oil in Oman, recorded an increase reflecting higher oil prices. Westport Petroleum, Inc. (United States) recorded a ¥4.9 billion increase in gross profit from sales of petroleum products.

•

Gross profit from Iron and Steel was ¥125.1 billion, an increase of ¥11.1 billion from ¥114.0 billion for the year ended March 31, 2006. Mitsui Iron Ore Development Pty. Ltd. (Australia), Mitsui Itochu Iron Pty. Ltd. (Australia) and Sesa Goa Limited (India) recorded increases in gross profit by ¥13.6 billion, ¥3.6 billion and ¥3.4 billion, respectively, due to rising iron ore prices. However, Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a ¥10.7 billion decrease reflecting a decline in coal prices.

The GP ratio from sales of products for the year ended March 31, 2007 was 10.3%, a decline of 0.3 percentage points compared to the year ended March 31, 2006, reflecting relatively lower growth of gross profit (16.4% increase) than that of revenues (20.0% increase). A major part of the growth in revenues was comprised of sales of products in Energy and Chemicals, typically seen as petroleum products at Westport Petroleum, Inc. and petrochemical products at Mitsui, where higher revenues do not necessarily result in increases in gross profit.

For the year ended March 31, 2007, gross profit from sales of services was ¥398.3 billion, an increase of ¥16.5 billion from ¥381.8 billion for the year ended March 31, 2006. A ¥6.7 billion increase was seen primarily in Chemicals. Increased revenues from sales of services of Electronics & Information were largely offset by increases in the related costs of those revenues. The typical case was TOYO Officemation, Inc., which provides services of design, operation and maintenance of information systems.

The GP ratio from sales of services for the year ended March 31, 2007 was 71.5%, a decrease of 3.0 percentage points compared to the year ended March 31, 2006. This percentage decrease was mainly because operations such as logistics services and information system services, which reported the gross billed amounts as revenues, and therefore, their GP ratios were less than 100% (because of the accompanying cost of revenues), recorded relatively higher increases in revenues, compared to operations such as intermediary services where the net amount of sales and purchase prices in back-to-back transactions were reported as revenues with GP ratios of 100%.

For the year ended March 31, 2007, gross profit from other sales was ¥74.6 billion, an increase of ¥8.2 billion from the ¥66.4 billion for the year ended March 31, 2006. The major reasons were the same as described in “Revenues—Other Sales” above.

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, gross profit from sales of products was ¥370.1 billion, an increase of ¥76.8 billion from ¥293.3 billion for the year ended March 31, 2005. The major factors in this category are as follows:

•

Gross profit from Energy was ¥90.0 billion, an increase of ¥38.0 billion from the ¥52.0 billion for the year ended March 31, 2005. Mitsui E&P Middle East B.V. (Netherlands) and Mittwell Energy Resources Pty. Ltd. (Australia) recorded increases reflecting higher oil prices. Westport Petroleum, Inc. (United States) also recorded an increase.

•

Gross profit from Iron and Steel was ¥114.0 billion, an increase of ¥35.5 billion from the ¥78.5 billion for the year ended March 31, 2005. Mitsui Iron Ore Development Pty. Ltd. (Australia), Sesa Goa Limited (India) and Mitsui Coal Holdings Pty. Ltd. (Australia) recorded increases in gross profit due to rising iron ore and coal prices.

The GP ratio from sales of products for the year ended March 31, 2006 was 10.6%, an improvement of 0.7 percentage points compared to the year ended March 31, 2005. This 0.7 percentage point improvement was because the growth in revenues at our mineral resources and energy development and production subsidiaries reflecting the surge in sales prices outpaced the increase in their costs of revenues.

For the year ended March 31, 2006, gross profit from sales of services was ¥381.8 billion, an increase of ¥16.5 billion from ¥365.3 billion for the year ended March 31, 2005. The major factors in this category classified by product were as follows:

•	Gross profit from Iron and Steel and Chemicals increased by ¥13.0 billion and ¥9.7 billion, respectively, reflecting increases in revenues from sales of services.

•	Increases in revenues from sales of services of Machinery and Electronics & Information were largely offset by increases in the related costs of those revenues.

The GP ratio from sales of services for the year ended March 31, 2006 was 74.5%, a decrease of 9.7 percentage points compared to the year ended March 31, 2005. As with the trend seen in the comparison between the years ended March 31, 2007 and 2006, logistics services and information system services recorded relatively higher increases in revenues, compared to operations such as intermediary services.

For the year ended March 31, 2006, gross profit from other sales was ¥66.4 billion, an increase of ¥16.8 billion from ¥49.6 billion for the year ended March 31, 2005. The major reasons were the same as described in “Revenues—Other Sales” above.

Gross Profit Classified by Operating Segment

For detailed discussion, see “Operating Results by Operating Segment.” A summary of the increase in gross profit classified by operating segment is provided as below.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, all the operating segments except for All Other recorded increases in gross profit.

•

The Energy Segment and the Iron & Steel Raw Materials and Non-Ferrous Metals Segment recorded ¥27.8 billion and ¥11.5 billion increases, respectively. The Energy Segment’s increase was primarily attributable to the expanded contribution from oil and gas producing activities, namely Mitsui E&P Australia Pty Limited (Australia) due to the start-up of commercial production at the Enfield oil project; and Mitsui Oil Exploration Co., Ltd. (Japan) as a result of its acquisition. Furthermore, Mitsui E&P Middle East B.V. (Netherlands) and Mitsui Iron Ore Development Pty. Ltd. (Australia) reported increases reflecting higher prices of crude oil and iron ore, respectively.

•

The Machinery & Infrastructure Projects Segment recorded an increase, primarily reflecting expansion of operations of overseas automotive-related subsidiaries. Business transactions at the Iron & Steel Products Segment and the Chemical Segment continued to show good performance in general.

•

The Logistics & Financial Markets Segment and the Americas Segment recorded strong results in trading operations in various commodities such as petroleum products trading at Westport Petroleum, Inc. (United States).

•

In the Foods & Retail Segment and the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, performance varied by products and services. Domestic apparel businesses and Mitsui Norin Co., Ltd. showed disappointing performance, while real estate businesses performed strongly especially overseas.

Comparison between the years ended March 31, 2006 and 2005

Major factors for a ¥110.1 billion increase in gross profit for the year ended March 31, 2006 are discussed below:

•

The Iron & Steel Raw Materials & Non-Ferrous Metals Segment reported a significant increase of ¥36.6 billion from the year ended March 31, 2005. Mitsui Iron Ore Development Pty. Ltd. (Australia) and Sesa Goa Limited (India) recorded increases, reflecting a 71.5% iron ore price increase on a pure ore content basis. Mitsui Coal Holdings Pty. Ltd. (Australia) also recorded a significant increase, reflecting price increases in representative Australian metallurgical coal, which rose by approximately 120%.

•

In the Chemical Segment, overall market prices of petrochemical products stayed high, reflecting the high crude oil prices, and Mitsui’s petrochemicals trading continuously benefited from favorable market conditions following the previous year. Due to higher ammonia prices, PT Kaltim Pasifik Amoniak (Indonesia) reported an increase in gross profit.

•

The Energy Segment reported an increase, as oil and gas producing subsidiaries including Mitsui E&P Middle East B.V. (Netherlands) and Mittwell Energy Resources Pty. Ltd. (Australia) benefited from higher crude oil prices.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses Classified by Category of Expenses

Comparison between the years ended March 31, 2007 and 2006

Selling, general and administrative expenses for the year ended March 31, 2007 were ¥581.5 billion, an increase of ¥31.4 billion, or 5.7%, from ¥550.1 billion for the year ended March 31, 2006.

The table below provides breakdown of selling, general and administrative expenses used for our internal review showing the change from 2006 to 2007.

	Billions of Yen
	Years ended March 31,
	2007	2006	Change
Personnel	¥287.5	¥275.8	¥11.7
Welfare	10.5	9.6	0.9
Travel	32.3	28.8	3.5
Entertainment	10.5	9.9	0.6
Communication	44.2	42.2	2.0
Others	196.5	183.8	12.7

Total	¥581.5	¥550.1	¥31.4

•

Personnel expenses were ¥287.5 billion for the year ended March 31, 2007, an increase of ¥11.7 billion from the year ended March 31, 2006, primarily reflecting expanded operations of subsidiaries. Those operations include the automotive related businesses such as P.T. Bussan Auto Finance (Indonesia) and construction machinery related businesses such as Road Machinery, LLC (United States) in the Machinery & Infrastructure Projects Segment; and the domestic information and telecommunication businesses such as TOYO Officemation, Inc. (Japan) and Telepark Corp. (Japan) in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment. Also, performance linked bonuses to traders increased at Westport Petroleum, Inc. (United States).

•	Other remaining items in selling, general and administrative expenses increased showing similar patterns as personnel expenses.

Comparison between the years ended March 31, 2006 and 2005

Selling, general and administrative expenses for the year ended March 31, 2006 were ¥550.1 billion, an increase of ¥41.0 billion, or 8.1%, from ¥509.1 billion for the year ended March 31, 2005.

•

Personnel expenses were ¥275.8 billion for the year ended March 31, 2006, an increase of ¥25.1 billion from ¥250.7 billion for the year ended March 31, 2005. Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and Westport Petroleum, Inc. (United States) reported increases of ¥3.6 billion and ¥3.0 billion, respectively, because of increases in performance linked bonuses to traders. MITSUI FOODS CO., LTD. (Japan) recorded an increase of ¥1.9 billion in connection with the establishment of new distribution bases. There were also increases from newly acquired domestic subsidiaries such as NextCom K.K. (Japan). Mitsui reported an increase of ¥4.5 billion principally due to increases in bonuses to employees.

•

Communication and information expenses were ¥42.2 billion for the year ended March 31, 2006, an increase of ¥4.1 billion from ¥38.1 billion for the year ended March 31, 2005. This increase resulted from the introduction of a new enterprise resource planning system in November 2004.

Selling, General and Administrative Expenses Classified by Operating Segment

The table below provides selling, general and administrative expenses for the years ended March 31, 2007, 2006 and 2005 by operating segment.

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Iron & Steel Products	¥33.1	¥30.4	¥29.0	¥2.7	¥1.4
Iron & Steel Raw Materials and Non-Ferrous Metals	23.7	25.0	23.1	(1.3)	1.9
Machinery & Infrastructure Projects	79.9	66.9	59.3	13.0	7.6
Chemical	65.3	64.8	61.7	0.5	3.1
Energy	34.4	34.3	36.9	0.1	(2.6)
Foods & Retail	69.6	70.1	66.7	(0.5)	3.4
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	109.4	102.7	99.2	6.7	3.5
Logistics & Financial Markets	35.9	33.3	26.3	2.6	7.0
Americas	43.2	40.6	34.5	2.6	6.1
Europe	20.1	18.2	18.0	1.9	0.2
Asia	18.2	15.1	13.6	3.1	1.5
Other Overseas Areas	5.4	4.1	3.6	1.3	0.5

Total	538.2	505.5	471.9	32.7	33.6

All Other	8.5	11.0	15.5	(2.5)	(4.5)
Adjustments and Eliminations	34.8	33.6	21.7	1.2	11.9

Consolidated Total	¥581.5	¥550.1	¥509.1	¥31.4	¥41.0

Comparison between the years ended March 31, 2007 and 2006

Selling, general and administrative expenses for the year ended March 31, 2007 increased in the Machinery & Infrastructure Projects Segment and the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment by ¥13.0 billion and ¥6.7 billion, respectively. On the other hand, the Energy Segment and the Iron & Steel Raw Materials and Non-Ferrous Metals Segment which reported major increases in gross profit for the year ended March 31, 2007, recorded a ¥0.1 billion increase and a ¥1.3 billion decrease, respectively.

In regards to the Energy Segment and the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, major portion of gross profit is generated through oil and gas producing or mining activities where selling, general and administrative expenses have quite marginal significance compared to revenues and cost of revenues. Accordingly there is a little correlation between gross profit and selling, general and administrative expenses at these two operating segments.

The Energy Segment and the Iron & Steel Raw Materials and Non-Ferrous Metals Segment have relatively small number of employees compared to other operating segments as seen in “Item 6.D. Employees.” Personnel expenses have had around 50% of total selling, general and administrative expenses.

Comparison between the years ended March 31, 2006 and 2005

By operating segment, major increases between the years ended March 31, 2006 and 2005 were:

•	a ¥7.6 billion increase in the Machinery & Infrastructure Projects Segment mainly attributable to the acquisition of NextCom K.K.; and

•

a ¥7.0 billion and a ¥6.1 billion increase in the Logistics & Financial Markets Segment and the Americas Segment, mainly attributable to the performance linked bonuses at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) and Westport Petroleum, Inc. (United States).

Provision for Doubtful Receivables

Comparison between the years ended March 31, 2007 and 2006

Provision for doubtful receivables for the year ended March 31, 2007 was ¥13.3 billion, an increase of ¥13.3 billion, from less than ¥0.1 billion for the year ended March 31, 2006. Major factors were a new provision for an overseas oil exploration company; an increase in the provision for motorcycle retail finance at P.T. Bussan Auto Finance (Indonesia) reflecting its expanding operations; and an increase in the provision at Fertilizantes Mitsui S.A. Industria e comercio (Brazil). A less than ¥0.1 billion provision for the year ended March 31, 2006 was partly attributable to the collection of debts which had been written off as uncollectible in the past.

Comparison between the years ended March 31, 2006 and 2005

Provision for doubtful receivables for the year ended March 31, 2006 was minimal, less than ¥0.1 billion, an improvement from ¥8.8 billion for the year ended March 31, 2005. The major provisions for doubtful receivables in the year ended March 31, 2005 included a provision for a machinery-related domestic customer.

Interest Income and Interest Expense

Comparison between the years ended March 31, 2007 and 2006

Interest income for the year ended March 31, 2007 was ¥50.7 billion, an increase of ¥12.4 billion, or 32.4%, from ¥38.3 billion for the year ended March 31, 2006. Interest expense was ¥92.5 billion, an increase of ¥33.1 billion, or 55.7%, from ¥59.4 billion for the year ended March 31, 2006. As a result, interest expense, net of interest income, was ¥41.8 billion, an increase of ¥20.7 billion, or 98.1%, from ¥21.1 billion for the year ended March 31, 2006. A breakdown of the principal changes for the year ended March 31, 2007 is as follows:

•

Interest expense incurred for the Sakhalin II project increased by ¥9.0 billion due to increased interest bearing debt to fund the investments in Sakhalin Energy Investment Company Ltd. (Bermuda) and higher U.S. dollar interest rates.

•

Other than the Sakhalin II project related interest expense, Mitsui recorded an increase of ¥3.5 billion in interest expense, reflecting increases in interest bearing debt associated with various investments.

•

Reflecting higher U.S. dollar interest rates, interest expense at overseas subsidiaries increased by ¥8.3 billion. Especially, the Americas Segment recorded a ¥4.8 billion increase, which was mainly attributable to Mitsui & Co. (U.S.A.), Inc. and Westport Petroleum, Inc. (United States).

•

In general, interest income tends to show the similar patterns of fluctuations as interest expense. We provide loans and deferred payment facility, which generate interest income, by funding our borrowings from financial institutions. Usually, both interest expense and interest income have same interest rate type, floating or fixed. Accordingly, most of fluctuations in interest income are offset by corresponding fluctuations in interest expense.

Interest rate trends for the year ended March 31, 2007 regarding Japanese yen and the U.S. dollar, the major currencies in which we have borrowings, were as follows:

•

The Bank of Japan decided to terminate its zero interest rate policy in July 2006, and raised the policy interest rate in February 2007. Reflecting this policy change, the average of the month-end Japanese yen three-month London Interbank Offered Rate (“LIBOR”) for the year ended March 31, 2007 rose to 0.45% from 0.07% for the year ended March 31, 2006. The average yield rate on 10-year Japanese Government Bonds was 1.75% for the year ended March 31, 2007, up from 1.44% during the year ended March 31, 2006.

•

The average of the month-end U.S. dollar three-month LIBOR during the year ended March 31, 2007 was 5.35%, up from the average of 4.12% during the year ended March 31, 2006, reflecting the FRB’s policy of raising the Federal Funds target rate from 4.75% as of March 2006 to 5.25% as of June 2006 and keeping the rate level thereafter.

Regarding development of our investment plans and financial policies, refer to “B. Liquidity and Capital Resources.”

Comparison between the years ended March 31, 2006 and 2005

Interest income for the year ended March 31, 2006 was ¥38.3 billion, an increase of ¥2.8 billion, or 7.9%, from ¥35.5 billion for the year ended March 31, 2005. Interest expense was ¥59.4 billion, an increase of ¥16.3 billion, or 37.8%, from ¥43.1 billion for the year ended March 31, 2005. As a result, interest expense, net of interest income was ¥21.1 billion, an increase of ¥13.5 billion, or 177.6%, from ¥7.6 billion for the year ended March 31, 2005.

•

At Mitsui Sakhalin Holdings B.V. (Netherlands), interest expense increased by ¥6.7 billion due to an increase in interest bearing debt which was used to fund increasing investments in Sakhalin Energy Investment Company Ltd. (Bermuda) and an increase in U.S. dollar interest rates.

•	Mitsui recorded an increase of ¥3.0 billion in interest expense, reflecting increases in interest bearing debt associated with increases in investments.

•	Mitsui & Co. (U.S.A.), Inc. (United States) recorded an increase of ¥1.9 billion in interest expense, reflecting an increase in U.S. dollar interest rates.

Interest rate trends for the year ended March 31, 2006 regarding Japanese yen and the U.S. dollar were as follows:

•

The average of the month-end Japanese yen three-month LIBOR remained 0.07%, roughly unchanged from the 0.05% during the year ended March 31, 2005, as the Bank of Japan maintained its very low interest rate policy. The average yield rate on 10-year Japanese Government Bonds was 1.44% for the year ended March 31, 2006, slightly declining from 1.52% during the year ended March 31, 2005.

•

The average of the month-end U.S. dollar three-month LIBOR during the year ended March 31, 2006 was 4.12%, up from the average of 2.13% during the year ended March 31, 2005, reflecting the FRB’s policy of gradually raising the Federal Funds target rate to 4.75% in the period from June 2004 to March 2006.

Dividend Income

Comparison between the years ended March 31, 2007 and 2006

Dividend income for the year ended March 31, 2007 was ¥50.1 billion, an increase of ¥19.4 billion, or 63.2%, from ¥30.7 billion for the year ended March 31, 2006. Dividends from LNG projects in the Middle East, namely Abu Dhabi, Qatar and Oman, totaled ¥26.6 billion, a significant increase of ¥13.2 billion, from ¥13.4 billion the year ended March 31, 2006. The rest of the increase in dividend income was mostly comprised of increases in dividends from domestic listed companies.

Comparison between the years ended March 31, 2006 and 2005

Dividend income for the year ended March 31, 2006 was ¥30.7 billion, an increase of ¥6.1 billion, or 24.8%, from ¥24.6 billion for the year ended March 31, 2005. Total dividends from the three LNG projects in the Middle East were ¥13.4 billion, a slight increase of ¥0.6 billion from ¥12.8 billion for the year ended March 31, 2005.

Gains on Sales of Securities—Net

Comparison between the years ended March 31, 2007 and 2006

The net realized gain on sales of securities for the year ended March 31, 2007 was ¥58.8 billion, an increase of ¥21.0 billion, or 55.6% from ¥37.8 billion for the year ended March 31, 2006.

•

For the year ended March 31, 2007, Mitsui enhanced scrutiny on the assets held by operating segments to optimize its business portfolio, and consequently we recorded gains on the sales of shares in listed companies including a ¥15.6 billion gain from Toho Titanium Co., Ltd. (Japan) shares. Mitsui also record a ¥4.5 billion gain on sale of shares in Telepark Corp. (Japan), a subsidiary engaged in sales of mobile devices and telecommunication lines.

•

For the year ended March 31, 2006, the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment recorded gain on sale of shares in telecommunication related companies, namely, a ¥5.5 billion gain (jointly with the Americas Segment) on the sales of shares in Metro PCS in the United States, a ¥3.3 billion gain from the exchange of shares in POWEREDCOM, Inc. for KDDI CORPORATION in Japan and a ¥2.0 billion gain on the sales of shares in P.T. Excelcomindo Pratama, Tbk. in Indonesia. The Foods & Retail Segment recorded a ¥4.2 billion gain from the exchange of shares of Seven & i Holdings Co., Ltd, one of Japan’s leading diversified retailers.

Comparison between the years ended March 31, 2006 and 2005

The net realized gain on sales of securities for the year ended March 31, 2006 was ¥37.8 billion, an increase of ¥3.0 billion, or 8.6% from ¥34.8 billion for the year ended March 31, 2005.

The breakdown of major transactions related to net gains on sales of securities for the year ended March 31, 2006 is discussed above and a breakdown for the year ended March 31, 2005 is provide below:

•

In the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, we reported a ¥7.2 billion gain on the sale of shares in Vodafone K.K., a Japanese cell-phone carrier, in response to a tender offer; and a ¥4.1 billion gain in Telepark Corp. (Japan), following its initial public offering on the Tokyo Stock Exchange. Also in December 2004, in connection with the merger of a former associated company NextCom K.K. (Japan), a software development and marketing subsidiary BSI Co., Ltd., and a data telecommunications equipment marketing subsidiary ADAM NET Ltd., Mitsui was allotted shares in NextCom K.K. in exchange for shares in two subsidiaries and recorded a ¥3.7 billion gain from the exchange of shares of those two subsidiaries.

•

In the Chemical Segment and the Other Overseas Areas Segment, we sold shares in Bangkok Polyethylene Public Company Limited (Thailand), a manufacturer of high density polyethylene, and recorded a gain of ¥3.9 billion.

Gain on Issuance of Stock by a Subsidiary

As mentioned above in gains on sales of securities—net, Telepark Corp. (Japan) registered and issued 8,000 shares of common stock in an initial public offering in April 2004. As a result, our ownership interest in Telepark Corp. decreased and Mitsui recognized a ¥1.7 billion gain on issuance of stock by a subsidiary for the year ended March 31, 2005. See Note 19, “ISSUANCE OF STOCK BY SUBSIDIARIES AND ASSOCIATED COMPANIES.”

Loss on Write-Down of Securities

Comparison between the years ended March 31, 2007 and 2006

The loss on write-down of securities for the year ended March 31, 2007 was ¥11.7 billion, an increase of ¥1.1 billion, or 10.4%, from ¥10.6 billion for the year ended March 31, 2006.

For the year ended March 31, 2006, the Japanese stock markets saw an upturn following the recovery of the Japanese economy and expanding corporate earnings with the Nikkei Stock Average at ¥17,059.66 as of March 31, 2006, compared to ¥11,668.95 as of March 31, 2005. For the year ended March 31, 2007 the Nikkei Stock Average recorded the low of ¥14,218.60 in June 2006, reflecting appreciation of the yen and a correction phase of global stock markets. However, such pessimistic sentiment faded and the Nikkei Stock Average recovered to ¥17, 287.65 as of March 31, 2007. Reflecting these developments in the stock market, the write-down of marketable securities for the year ended March 31, 2007 was ¥3.1 billion, a slight increase over ¥1.8 billion for the year ended March 31, 2006.

With respect to non-marketable securities, individual write-down losses were insignificant for the years ended March 31, 2007 and 2006.

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

The write-down of marketable securities for the year ended March 31, 2006 was ¥1.8 billion, a slight increase over ¥0.6 billion for the year ended March 31, 2005.

For the year ended March 31, 2005, considering a deterioration in financial condition due to sluggish advertising revenues, we recorded losses on shares of satellite broadcaster BS-i, INCORPORATED (in Japan, not the same company as BSI Co., Ltd., listed under Gains on Sales of Securities—Net) and BS Japan Corporation in Japan of ¥1.9 billion and ¥1.2 billion, respectively. MBK Australia Resorts Pty. Ltd. (Australia) reported a ¥1.7 billion write-down of investment in the Mirage Resorts business in Australia.

Gain on Disposal or Sales of Property and Equipment—Net

Comparison between the years ended March 31, 2007 and 2006

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2007 was ¥5.6 billion, a decrease of ¥0.4 billion, or 6.7%, from a ¥6.0 billion gain for the year ended March 31, 2006.

For the year ended March 31, 2007, major gains on disposal or sales of property and equipment—net resulted from warehouses and land at Tri-Net Logistics Management, Inc. (United States) and NST, Inc. (United States). For the year ended March 31, 2006, major factors included a ¥5.6 billion gain on the sale of Mitsui’s company-owned welfare facilities and a ¥1.3 billion gain on the sale of its corporate residences and dormitories.

Comparison between the years ended March 31, 2006 and 2005

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2006 was ¥6.0 billion, a decrease of ¥0.5 billion, or 7.7%, from a ¥6.5 billion gain for the year ended March 31, 2005.

For the year ended March 31, 2005, there was a ¥3.2 billion gain from the sale of Mitsui’s corporate residences and dormitories and a ¥1.8 billion gain from the sale of warehouses for lease by a logistics-related subsidiary, Tri-Net Logistics Management, Inc. (United States). The above properties sold by Mitsui for the years ended March 31, 2006 and 2005 had been acquired before the significant land price increases in Japan in the late 1980s and early 1990s.

Impairment Loss of Long-Lived Assets

Comparison between the years ended March 31, 2007 and 2006

The impairment loss on long-lived assets for the year ended March 31, 2007 was ¥19.7 billion, a decrease of ¥4.6 billion or 18.9%, from ¥24.3 billion for the year ended March 31, 2006.

For the year ended March 31, 2007, the subsidiaries in the Foods & Retail Segment recorded major impairment losses, namely, a ¥12.1 billion loss on intangible assets at Mitsui Norin Co., Ltd. (Japan) due to deterioration of operating environment and a ¥2.2 billion loss at MITSUI FOODS CO., LTD. (Japan) on land and facilities which would be idle as a result of the reorganization of distribution bases.

The main elements for the year ended March 31, 2006 were as follows:

•	MITSUI FOODS CO., LTD. (Japan) recorded a total of ¥6.0 billion impairment loss on land and facilities as a result of reorganization of the distribution bases.

•	Mitsui and domestic subsidiaries recorded a total of ¥2.8 billion impairment losses on land for development and land for lease.

•	NST, Inc. (United States) reported a ¥1.6 billion impairment loss on plant facilities.

For more information on impairment losses on long-lived assets, see Note 10, “IMPAIRMENT LOSS OF LONG-LIVED ASSETS,” and on our reevaluation and restructuring of subsidiaries, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.” As of March 31, 2007, we did not identify any material assets analyzed for impairment for which an impairment charge has not yet been recorded.

Comparison between the years ended March 31, 2006 and 2005

The impairment loss on long-lived assets for the year ended March 31, 2006 was ¥24.3 billion, an increase of ¥10.2 billion or 72.3%, from ¥14.1 billion for the year ended March 31, 2005. The main elements of impairment losses for the year ended March 31, 2006 are discussed as above and those for the year ended March 31, 2005 were as follows:

•	We recorded a ¥3.3 billion impairment loss on land for development purposes and a loss of ¥1.3 billion on land for lease, both held in Japan by Mitsui.

•	Mitsui Oil Co., Ltd. (Japan) recorded a ¥2.3 billion impairment loss mainly on gas stations.

Impairment Loss of Goodwill

For the year ended March 31, 2007, Mitsui Norin Co., Ltd. (Japan) reported a ¥16.5 billion impairment loss on all of its goodwill using a discounted future cash flow method based on its internal operating budget for evaluation of fair value of its goodwill. Mitsui Norin Co., Ltd. experienced a downturn in profitability due to the intensifying competition in the tea related materials industry. See Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.” We expect that net income for the year ending March 31, 2008 of Mitsui Norin Co., Ltd. will be marginal reflecting continuously strict business conditions.

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

Mitsui carried out a three-part user response plan involving: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing Mitsui’s DPFs in exchange for their redemption and (3) a support program for the purchase of alternative vehicles, as well as redemption of DPFs.

For the year ended March 31, 2005, Mitsui recorded ¥36.0 billion as compensation and other charges related to DPF incident, consisting of a user response charge of approximately ¥28.0 billion and subsidy compensation of approximately ¥8.0 billion.

For the year ended March 31, 2006, Mitsui recorded an additional user response charge of ¥9.0 billion, re-estimating expected costs in each user response plan reflecting changes in the requirement of each respective user.

Mitsui completed the redemption of DPFs for the year ended March 31, 2007, and consequently Mitsui recorded a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost for compensation and other charges.

For more information, see Note 22, “COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT.”

Other Expense—Net

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, other expense—net was a ¥7.5 billion expense, an ¥8.1 billion deterioration from ¥0.6 billion in income for the year ended March 31, 2006. For the year ended March 31, 2007, Wandoo Petroleum Pty. Ltd. (Australia) and other oil and gas exploration and producing subsidiaries reported a combined sum of ¥3.4 billion in exploration expenses; and a combined sum of ¥3.4 billion in restructuring-related charges were reported mainly by MITSUI FOODS CO., LTD. (Japan), Hokushuren Company Limited (Japan) and Mitsui Bussan House-Techno, Inc. (Japan).

For the year ended March 31, 2006, other expenses—net consisted of individually small items.

For more information on other expense—net, see Note 20, “OTHER EXPENSE—NET,” and on our restructuring activities, see Note 25, “EXIT OR DISPOSAL ACTIVITIES.”

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, other expense—net was ¥0.6 billion in income, an improvement of ¥7.6 billion from a ¥7.0 billion expense for the year ended March 31, 2005. The main elements of other expenses—net for the year ended March 31, 2005 were ¥2.5 billion in exploration expenses reported by Wandoo Petroleum Pty. Ltd. (Australia) and other oil and gas development and production subsidiaries; and ¥2.0 billion in restructuring-related charges.

Income Taxes

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, income taxes were ¥159.0 billion, an increase of ¥24.0 billion, or 17.8%, from ¥135.0 billion for the year ended March 31, 2006, reflecting increases in income from continuing operations before income taxes, minority interests and equity in earnings. The effective tax rate was 48.2%, a decrease of 0.3 percentage points from 48.5% for the year ended March 31, 2006. For further information, see Note 21, “INCOME TAXES.”

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, income taxes were ¥135.0 billion, an increase of ¥30.9 billion, or 29.7%, from ¥104.1 billion for the year ended March 31, 2005, reflecting increases in income from continuing operations before income taxes, minority interests and equity in earnings. The effective tax rate was 48.5%, a decrease of 10.8 percentage points from 59.3% for the year ended March 31, 2005. This was mainly due to establishing a valuation allowance in a large amount for the year ended March 31, 2005 which was provided on deferred tax assets on the impairment loss of certain of Mitsui’s investments recorded in the past years. This factor represented a 10.6 percentage point decline in effective tax rate in the year ended March 31, 2006.

Transfer price taxation issue with North West Shelf LNG Project

Mitsui was audited by the Tokyo Regional Taxation Bureau with regard to transfer price taxation in connection with the LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. On June 30, 2006, Mitsui received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the one year ended March 31, 2000. Based on the notice of assessment, the taxable income was corrected by ¥4.8 billion and the additional tax liabilities for income taxes were ¥2.4 billion Mitsui has paid the additional taxes and recorded the amount as income taxes—current.

Mitsui disagrees with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

Mitsui believes that it is probable that the double taxation will be avoided by the mutual agreement procedure, and the amount of the correction for the year ended March 31, 2000 and the final correction and tax liabilities for the period from the year ended March 31, 2001 to the year ended March 31, 2005, if any, will be affected by the result of the mutual agreement procedure. Because the mutual agreement procedure has not been agreed yet, it is not possible at this time to reasonably estimate the amount of potential impact on our financial position and results of operations. Accordingly, except for payment based on the received assessment, the amount of potential loss and the related allowance are not reflected in the consolidated financial statements for the year ended March 31, 2007.

In addition, on June 29, 2007, Mitsui received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the one year ended March 31, 2001.

According to the notice of tax assessment, the taxable income was corrected by ¥8.2 billion and the additional tax liabilities for the Corporation Tax, Enterprise Tax and Inhabitant Tax, including penalties and interests, are ¥3.8 billion.

Minority Interests in Earnings of Subsidiaries

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, minority interests in earnings of subsidiaries were ¥26.0 billion, an increase of ¥4.5 billion, or 20.9%, from ¥21.5 billion for the year ended March 31, 2006. Major factors are provided below.

•

For the year ended March 31, 2007, the Iron & Steel Raw Materials and Non-Ferrous Metals Segment recorded ¥7.3 billion minority interests in earnings, up from ¥1.4 billion for the year ended March 31, 2006. Japan Collahuasi Resources B.V. (Netherlands) (with a minority interest of 38.1%) which owns an interest in a copper mine joint venture, Compania Minera Dona Ines de Collahuasi SCM (Chile) and Sesa Goa Limited (India) (with a minority interest of 49%) recorded increases in minority interests in earnings, reflecting higher copper and iron ore prices.

•

The Energy Segment and the Chemical Segment also reported increases in minority interests in earnings, mainly attributable to Mitsui Oil Exploration Co., Ltd., which was acquired in the fourth quarter of the year ended March 31, 2007, and Japan-Arabia Methanol Co., Ltd., which recorded an increase in earnings supported by a favorable market environment.

•

For the year ended March 31, 2007, in the Foods & Retail Segment, Mitsui Norin Co., Ltd. (Japan) (with a minority interest of 48.1%) recorded a loss from continuing operations before minority interests and equity in earnings, reflecting significant impairment losses on long-lived assets and goodwill, contributing ¥8.3 billion minority interest in income for the year ended March 31, 2007 compared to a ¥0.2 billion loss for the year ended March 31, 2006.

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, minority interests in earnings of subsidiaries were ¥21.5 billion, an increase of ¥3.9 billion, or 22.2%, from ¥17.6 billion for the year ended March 31, 2005. Major factors are provided below.

•

In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, Sesa Goa Limited (India) recorded a minority interest in earnings of ¥7.1 billion, an increase from ¥5.0 billion for the year ended March 31, 2005, reflecting higher iron ore prices.

•

In the Chemical Segment, P.T. Kaltim Pasifik Amoniak (Indonesia) (with a minority interest of 45%) recorded a minority interest of ¥2.5 billion, an increase from ¥1.1 billion for the year ended March 31, 2005, reflecting higher ammonia prices.

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, equity in earnings of associated companies—net (after income tax effect) was ¥153.1 billion, a significant increase of ¥58.8 billion, or 62.4%, from ¥94.3 billion for the year ended March 31, 2006. See “Operating Results by Operating Segment” for detailed discussion.

•

For the year ended March 31, 2007, the Iron & Steel Raw Materials and Non-Ferrous Metals Segment reported ¥60.4 billion equity in earnings, a significant increase of ¥31.7 billion, from ¥28.7 billion for the year ended March 31, 2006. This is attributable to Compania Minera Dona Ines de Collahuasi SCM (Chile) reflecting higher copper prices; and Valepar S.A. (Brazil), a holding company of the Brazilian iron ore and mineral resources company Companhia Vale do Rio Doce (“CVRD”); and Robe River Mining Company Pty. Ltd. (Australia) reflecting higher iron ore prices.

•

The Energy Segment reported ¥44.3 billion equity in earnings, an increase of ¥10.5 billion, from ¥28.7 billion for the year ended March 31, 2006. Earnings increased at Japan Australia LNG (MIMI) Pty, Ltd. (Australia) which is involved in natural gas, crude oil and condensate exploration, development and marketing in West Australia; and at Mitsui Oil Exploration Co., Ltd. (Japan) which is chiefly engaged in the production of gas and crude oil in offshore Thailand.

•

Other operating segments also recorded improvement in general, mainly in the Machinery & Infrastructure Projects Segment and the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment.

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, equity in earnings of associated companies—net (after income tax effect) was ¥94.3 billion, a significant increase of ¥30.0 billion, or 46.7%, from ¥64.3 billion for the year ended March 31, 2005.

•

In the Energy Segment, earnings increased at Japan Australia LNG (MIMI) Pty, Ltd. (Australia), due to rising oil prices and increased production from the start-up of the fourth LNG production train in August 2004. Mitsui Oil Exploration Co., Ltd. (Japan) also recorded an increase mainly due to oil price increases. Also, Sakhalin Energy Investment Company Ltd. (Bermuda) increased earnings on rising crude oil prices.

•	In the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, earnings of Valepar S.A. (Brazil) and Robe River Mining Company Pty. Ltd. (Australia) increased.

•	In the Machinery & Infrastructure Projects Segment, there was a contribution from IPM Eagle LLP (United Kingdom).

Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, income (loss) from discontinued operations—net (after income tax effect) was income of ¥3.3 billion, a ¥16.9 billion improvement from loss of ¥13.6 billion for the year ended March 31, 2006.

•	The primary component of discontinued operations for the year ended March 31, 2007 was Mitalco Inc. (United States) owned jointly by the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and

the Americas Segment. Mitalco Inc. held a 32% stake in two aluminum smelting facilities in the United States and had mainly been engaged in manufacturing and sale of aluminum. Because of the declining profitability resulting from the deterioration in the terms of the power purchase contract during the course of renewal negotiations, we sold all of our stake in both facilities. The income (loss) from discontinued operation of Mitalco Inc. for the year ended March 31, 2007 and 2006 were ¥3.1 billion income and ¥14.5 billion loss, respectively.

•

The primary component of discontinued operations for the year ended March 31, 2006 was Arcadia Petroleum Ltd. (United Kingdom), a crude oil trading subsidiary reported in the Energy Segment and the Europe Segment. While Arcadia Petroleum Ltd. had been trading physical crude oil as well as future oil and oil derivatives, its expanding activity under booming oil prices exposed us to larger risks, such as market risk, and would require us to invest additional operating resources. As a result of an overall review of the business model of Arcadia Petroleum Ltd. and our business portfolio, we decided to sell all the shares of Arcadia Petroleum Ltd. to a new owner. We sold all shares during the year ended March 31, 2006. The income from discontinued operation of Arcadia Petroleum Ltd. was minimal for the year ended March 31, 2006 and ¥6.0 billion for the year ended March 31, 2005. For additional information about our discontinued operations, see Note 4, “DISCONTINUED OPERATIONS.”

Comparison between the years ended March 31, 2006 and 2005

For the year ended March 31, 2006, income (loss) from discontinued operations—net (after income tax effect) was loss of ¥13.6 billion, a ¥16.5 billion deterioration from income of ¥2.9 billion recorded for the year ended March 31, 2005.

•

The primary component of discontinued operations for the year ended March 31, 2005 was Shirasagi Golf Club Co., Ltd. (Japan), a subsidiary reported in the All Other Segment. Shirasagi Golf Club Co., Ltd. had been engaged in the operation of a membership golf club in Japan, which had reported consecutive losses since the opening of the golf club because both the number of customers and the average sale per customer had declined. In these business conditions, as it was very unlikely that Shirasagi Golf Club Co., Ltd. would be able to improve its earnings and pay off its debts in the future, Mitsui disposed of the operation during the year ended March 31, 2005. For the year ended March 31, 2005, the income from discontinued operation of Shirasagi Golf Club Co., Ltd. was ¥0.7 billion, partially reversing losses in previous years.

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

Beginning the year ended March 31, 2007, Mitsui & Co. Financial Services (Europe) B.V., which was formerly included in “Europe,” has been transferred to “All Other” in order to centralize the operation of financial services to the companies and associated companies.

The operating segment information for the year ended March 31, 2006 and 2005 has been restated to conform to the current year presentation.

Our operating segment information for gross profit, operating income (loss), equity in earnings (losses) of associated companies and net income (loss) for the years ended March 31, 2007, 2006 and 2005 is as follows:

Operating Segment Information

Gross Profit

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Iron & Steel Products	¥57.8	¥54.4	¥47.3	¥3.4	¥7.1
Iron & Steel Raw Materials and Non-Ferrous Metals	122.3	110.8	74.2	11.5	36.6
Machinery & Infrastructure Projects	108.0	90.6	82.9	17.4	7.7
Chemical	103.1	97.8	87.1	5.3	10.7
Energy	112.5	84.7	72.6	27.8	12.1
Foods & Retail	81.3	79.9	85.3	1.4	(5.4)
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	130.0	128.4	121.7	1.6	6.7
Logistics & Financial Markets	60.5	51.4	46.7	9.1	4.7
Americas	64.7	61.6	49.9	3.1	11.7
Europe	23.3	22.4	20.6	0.9	1.8
Asia	27.6	27.4	21.8	0.2	5.6
Other Overseas Areas	5.3	4.9	4.0	0.4	0.9

Total	896.4	814.3	714.1	82.1	100.2

All Other	4.4	7.1	12.4	(2.7)	(5.3)
Adjustments and Eliminations	2.9	(3.1)	(18.3)	6.0	15.2

Consolidated Total	¥903.7	¥818.3	¥708.2	¥85.4	¥110.1

Operating Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Iron & Steel Products	¥25.6	¥26.5	¥16.3	¥(0.9)	¥10.2
Iron & Steel Raw Materials and Non-Ferrous Metals	98.7	87.2	51.9	11.5	35.3
Machinery & Infrastructure Projects	20.9	21.7	21.6	(0.8)	0.1
Chemical	35.3	34.0	24.5	1.3	9.5
Energy	73.9	52.0	35.4	21.9	16.6
Foods & Retail	10.9	9.1	17.8	1.8	(8.7)
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	20.3	25.0	24.0	(4.7)	1.0
Logistics & Financial Markets	24.2	17.6	18.5	6.6	(0.9)
Americas	21.3	21.7	14.7	(0.4)	7.0
Europe	3.1	4.3	2.6	(1.2)	1.7
Asia	9.6	10.7	7.8	(1.1)	2.9
Other Overseas Areas	(0.2)	1.0	0.4	(1.2)	0.6

Total	343.6	310.8	235.5	32.8	75.3

All Other	(4.3)	(3.2)	(0.6)	(1.1)	(2.6)
Adjustments and Eliminations	(30.4)	(39.4)	(44.5)	9.0	5.1

Consolidated Total	¥308.9	¥268.2	¥190.4	¥40.7	¥77.8

Operating Income (Loss)

Operating income (loss) is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income (loss) reflects our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Equity in Earnings (Losses) of Associated Companies

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Iron & Steel Products	¥3.1	¥3.0	¥1.7	¥0.1	¥1.3
Iron & Steel Raw Materials and Non-Ferrous Metals	60.4	28.7	20.7	31.7	8.0
Machinery & Infrastructure Projects	21.4	14.6	10.0	6.8	4.6
Chemical	4.9	3.2	2.5	1.7	0.7
Energy	44.3	33.8	24.5	10.5	9.3
Foods & Retail	3.8	3.5	2.2	0.3	1.3
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	8.7	3.5	(0.3)	5.2	3.8
Logistics & Financial Markets	2.0	4.0	2.5	(2.0)	1.5
Americas	3.8	2.1	1.6	1.7	0.5
Europe	0.3	(0.2)	0.1	0.5	(0.3)
Asia	0.2	0.1	0.1	0.1	0.0
Other Overseas Areas	0.5	0.6	0.4	(0.1)	0.2

Total	153.4	96.9	66.0	56.5	30.9

All Other	0.1	0.3	0.4	(0.2)	(0.1)
Adjustments and Eliminations	(0.4)	(2.9)	(2.1)	2.5	(0.8)

Consolidated Total	¥153.1	¥94.3	¥64.3	¥58.8	¥30.0

Net Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Iron & Steel Products	¥20.6	¥19.4	¥11.6	¥1.2	¥7.8
Iron & Steel Raw Materials and Non-Ferrous Metals	103.8	54.7	35.4	49.1	19.3
Machinery & Infrastructure Projects	33.6	30.6	20.9	3.0	9.7
Chemical	19.3	12.1	(6.9)	7.2	19.0
Energy	70.2	40.9	42.8	29.3	(1.9)
Foods & Retail	(12.3)	(3.2)	10.6	(9.1)	(13.8)
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	16.6	17.5	11.8	(0.9)	5.7
Logistics & Financial Markets	14.6	13.4	11.8	1.2	1.6
Americas	16.9	12.6	12.3	4.3	0.3
Europe	3.8	4.2	2.7	(0.4)	1.5
Asia	7.9	9.3	8.0	(1.4)	1.3
Other Overseas Areas	14.4	14.3	5.8	0.1	8.5

Total	309.4	225.8	166.8	83.6	59.0

All Other	5.9	11.8	4.7	(5.9)	7.1
Adjustments and Eliminations	(13.8)	(35.2)	(50.4)	21.4	15.2

Consolidated Total	¥301.5	¥202.4	¥121.1	¥99.1	¥81.3

Iron & Steel Products Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥57.8	¥54.4	¥47.3	¥3.4	¥7.1
Operating Income	25.6	26.5	16.3	(0.9)	10.2
Equity in Earnings of Associated Companies	3.1	3.0	1.7	0.1	1.3
Net Income	20.6	19.4	11.6	1.2	7.8

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥57.8 billion, an increase of ¥3.4 billion from ¥54.4 billion for the year ended March 31, 2006. The overall steel products market conditions stayed firm, reflecting tight global supply-demand balance and steady domestic economy. Transactions in high-end products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development especially contributed to the high level of gross profit. Furthermore, rising stainless steel products prices and strong performance at Regency Steel Asia Pte Ltd. (Singapore) contributed to the increase in gross profit.

Operating income for the year ended March 31, 2007 was ¥25.6 billion, a decrease of ¥0.9 billion from ¥26.5 billion for the year ended March 31, 2006. Increases in selling, general and administrative expenses and provision for doubtful receivables outweighed the above-mentioned increase in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.1 billion, an increase of ¥0.1 billion from ¥3.0 billion for the year ended March 31, 2006.

Net income for the year ended March 31, 2007 was ¥20.6 billion, a ¥1.2 billion increase from ¥19.4 billion for the year ended March 31, 2006. Gains on sales of shares in domestic listed companies and dividend income from an overseas steel manufacturer contributed to increases in net income, offsetting the decrease in operating income.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥54.4 billion, an increase of ¥7.1 billion from ¥47.3 billion for the year ended March 31, 2005. For the year ended March 31, 2006, worldwide demand for steel products in general continued to stay firm. Steel tubular products including oil pipes and high-end steel plates for shipbuilding and automobiles contributed to the increase in gross profit, especially at Mitsui, although we saw weakening market conditions mainly in commodity type steel products arising from excessive supply from China towards the second half of the year ended March 31, 2006.

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

Reflecting the above, net income for the year ended March 31, 2006 was ¥19.4 billion, a ¥7.8 billion increase from ¥11.6 billion for the year ended March 31, 2005.

Iron & Steel Raw Materials and Non-Ferrous Metals Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥122.3	¥110.8	¥74.2	¥11.5	¥36.6
Operating Income	98.7	87.2	51.9	11.5	35.3
Equity in Earnings of Associated Companies	60.4	28.7	20.7	31.7	8.0
Net Income	103.8	54.7	35.4	49.1	19.3

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥122.3 billion, an increase of ¥11.5 billion from ¥110.8 billion for the year ended March 31, 2006 as a result of the following:

•

The International Iron and Steel Institute reported that global crude steel output for 2006 (calendar year) maintained a high level of 1,244 million metric tons, following 1,142 million metric tons for 2005. Reflecting tight supply-demand balance in Asia, especially in China, iron ore prices for the year ended March 31, 2007 rose by 19% from the year ended March 31, 2006 resulting in increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia), Mitsui Itochu Iron Pty. Ltd. (Australia) and Sesa Goa Limited (India) by ¥13.7 billion, ¥3.6 billion and ¥3.4 billion, respectively. At Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd., shipments (on our equity production basis) increased slightly to 21.9 million tons and 2.9 million tons for the year ended March 31, 2007 from 21.8 million tons and 2.5 million tons for the year ended March 31, 2006.

•

The price for representative Australian metallurgical coal for the year ending March 31, 2007 decreased by approximately 10%. In addition, pressure from surging material and fuel costs resulted in an ¥11.0 billion decline in gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) from the year ended March 31, 2006. Prices for representative Australian metallurgical coal declined to U.S.$110 per ton/FOB for the year ended March 31, 2007 from U.S.$125 per ton/FOB for the year ended March 31, 2006. Shipments by Mitsui Coal Holdings Pty. Ltd. increased to 6.7 million tons for the year ended March 31, 2007 from 5.9 million tons for the year ended March 31, 2006 due to improvement of a delay in stripping work caused by a labor and material shortage.

Operating income for the year ended March 31, 2007 was ¥98.7 billion, an increase of ¥11.5 billion from ¥87.2 billion for the year ended March 31, 2006.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥60.4 billion, a significant increase of ¥31.7 billion from ¥28.7 billion for the year ended March 31, 2006. Major factors were as follows:

•

Mitsui owns 18.24% of the outstanding voting shares of Valepar S.A. (Brazil), the holding company of the Companhia Vale do Rio Doce (“CVRD”), a Brazilian iron ore and mineral resources company. Supported by higher market prices of their mining products, our equity in earnings of Valepar S.A. was ¥25.0 billion, including a ¥5.6 billion gain on issuance of stock by CVRD in exchange for Caemi Mineração e Metalurgia S.A stock, which was a ¥10.4 billion increase from the year ended March 31, 2006.

•	Robe River Mining Company Pty. Ltd. (Australia), an iron ore mining company, recorded earnings of ¥12.3 billion, an increase of ¥3.3 billion from the year ended March 31, 2006.

•

Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mine joint venture, recorded earnings of ¥19.2 billion, an increase of ¥15.5 billion from the year ended March 31, 2006, due to the rise in copper price as well as a tax effect on its retained earnings for the additional Chilean tax charged to dividend recipients which took place in the year ended March 31, 2006. The London Metals Exchange (“LME”) copper price for 2006 (calendar year) was US$6,731 per ton on average, a significant increase from US$3,684 per ton for 2005 (calendar year).

Net income for the year ended March 31, 2007 was ¥103.8 billion, a ¥49.1 billion increase from ¥54.7 billion for the year ended March 31, 2006. In addition to improvement in operating income and equity in earnings of associated companies, there were the following components:

•	This segment recorded a ¥14.2 billion gain on the sale of shares in Toho Titanium Co., Ltd. (Japan) for the year ended March 31, 2007.

•

For the year ended March 31, 2006, an aluminum smelting subsidiary Mitalco Inc. (United States) recorded an ¥11.8 billion impairment loss on plant facilities and ¥11.5 billion other expenses including impairment on goodwill. However, it recorded a gain on the sale of its stake in aluminum smelters for the year ended March 31, 2007.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥110.8 billion, a significant increase of ¥36.6 billion from ¥74.2 billion for the year ended March 31, 2005. The main elements of the increase were as follows:

•

The International Iron and Steel Institute reported that global crude steel output for 2005 (calendar year) maintained a high level of 1,142 million metric tons, following 1,067 million metric tons for 2004 when it reached the level of 1,000 million metric tons for the first time ever. The Australian iron ore prices under long-term contracts for the year ended March 31, 2006 rose by 71.5% from the year ended March 31, 2005. This resulted in major increases in gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia), Mitsui Itochu Iron Pty. Ltd. (Australia) and Sesa Goa Limited (India) of ¥17.9 billion, ¥3.0 billion and ¥5.6 billion, respectively, over the year ended March 31, 2005. At Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd., shipments (on our equity production basis) increased slightly to 21.8 million tons and 2.5 million tons for the year ended March 31, 2006 from 21.3 million tons and 2.4 million tons for the year ended March 31, 2005.

•

Similarly, prices for metallurgical coal and thermal coal for the year ended March 31, 2006 rose sharply. Mitsui Coal Holdings Pty. Ltd. (Australia) recorded a ¥13.8 billion increase in gross profit over the year ended March 31, 2005, in spite of a decline in output volume and increased production cost from surging fuel and material costs. Prices for representative Australian metallurgical coal rose to U.S.$125 per ton/FOB for the year ended March 31, 2006 from U.S.$57 per ton/FOB for the year ended March 31, 2005. Shipments by Mitsui Coal Holdings Pty. Ltd. decreased to 5.9 million tons for the year ended March 31, 2006 from 6.8 million tons for the year ended March 31, 2005 due to a delay in stripping work caused by a labor and material shortage.

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

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥28.7 billion, an increase of ¥8.0 billion from ¥20.7 billion for the year ended March 31, 2005. Major factors were as follows:

•

Reflecting improved operating results of CVRD, driven by rising mineral resources prices, our equity in earnings of Valepar S.A. for the year ended March 31, 2006 was ¥14.6 billion, a ¥8.2 billion increase from the year ended March 31, 2005. Robe River Mining Company Pty. Ltd. (Australia) recorded earnings of ¥9.0 billion, an improvement by ¥4.2 billion over the year ended March 31, 2005.

•

Equity in earnings of Companhia Minera Dona Ines de Collahuasi SCM (Chile) was ¥3.7 billion, a ¥4.1 billion decline from the year ended March 31, 2005. In the year ended March 31, 2006, this investee declared dividends, so Mitsui recognized the tax effect on its retained earnings for the additional

Chilean tax charged to dividend recipients. This change outweighed the positive effect on its operations from rising copper price. Average LME copper prices rose to U.S.$3,684 per ton/FOB for 2005 (calendar year) from U.S.$2,868 per ton/FOB for 2004 (calendar year).

Net income for the year ended March 31, 2006 was ¥54.7 billion, a ¥19.3 billion increase from ¥35.4 billion for the year ended March 31, 2005. The significant increase for the year ended March 31, 2006 resulted from the improvement in operating income and equity in earnings of associated companies, while it was partly offset by impairment loss and other expenses at Mitalco Inc. (United States).

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for Iron & Steel Raw Materials, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

The iron ore and coal (metallurgical coal) production joint venture businesses in Australia and other regions in which we participate with major overseas mineral resources companies conclude supply contracts with Japanese steel manufacturers and major clients in other countries every year. Based on such contracts, sales prices are reviewed and renegotiated each fiscal year. For the year ending March 31, 2008, the annual prices of iron ore and coal are as follows. (Unit prices for iron ore and coal from each mine in production also reflect the difference of respective grades and types.)

•

For the year ending March 31, 2008, the annual prices of iron ore concluded by major mining houses and worldwide major users rose by 9.5% from the year ended March 31, 2007 on a pure ore content basis. The price level reflected limited production capacities in Australia and Brazil and tightened market supply-demand balance in the face of active global demand for iron and steel raw materials mainly from China.

•

Prices for representative Australian metallurgical coal declined to around U.S.$92 per ton/FOB for the year ending March 31, 2008, approximately 15.5% down from the year ended March 31, 2007. On the other hand, prices for soft coking coal rose by 9% from the year ended March 31, 2007. The price levels reflected different price trends for each product category. In general, market supply-demand balance for coal had been softened due to increased production in China and expanded production capacity elsewhere in the world, whereas thermal coal market had been tightened, reflecting increased demand in the power industry mainly in China.

Fluctuations in iron ore and coal prices directly affect revenues from the equity-based production at our iron ore and coal subsidiaries and associated companies. For the year ending March 31, 2008, the estimated impact on net income in the Statements of Consolidated Income arising from changes in iron ore and coal prices is as follows:

•	Estimated impact on net income from a change of U.S.$1 per ton in iron ore price: Approximately ¥2.6 billion.

•	Estimated impact on net income from a change of U.S.$1 per ton in coal price: Approximately ¥0.7 billion.

For the year ended March 31, 2007, the equity-based shipments of our overseas subsidiaries and associated companies in shipments amounted to approximately 43 million tons of iron ore and approximately 7 million tons of coal. The above-mentioned effect is calculated based on the assumptions of an estimated increase in production in line with our holdings after the year ended March 31, 2007, and a specific range of foreign exchange rates for yen, the U.S. dollar and other related currencies.

In April 2007, we sold all of our stake (51% voting share) in Sesa Goa Limited (India) for U.S.$981 million and recorded a ¥93.2 billion gain on sale of securities. The decrease in iron ore production resulting from the sale of the stake in Sesa Goa Limited is included in the aforementioned assumptions based on which the impact on net income for the year ending March 31, 2008 arising from price changes is calculated.

Efforts are being undertaken at each mine to expand production and shipments, but production costs are increasing amid a global trend of rising material and equipment costs as well as utility costs. In natural resource producing countries such as Australia and Brazil, there is a general trend toward currency appreciation in line with growing export of those products, resulting in negative impact on the revenues of our overseas subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

In order to respond to tightening supply-demand balance, major iron ore and coal producers are investing to increase production capacity. As of March 31, 2007, noteworthy developments in iron and steel raw materials projects in which we hold stakes are as follows: (Unless otherwise noted, production amounts represent a 100% basis.)

•

With respect to iron ore mining joint ventures with the BHP Billiton group, we are expanding to raise the combined iron ore production capacity to 129 million tons per annum from 118 million tons by the year ending March 31, 2008. In addition, the joint ventures have further agreed to an expansion plan to increase annual production capacity to 155 million tons and to start production by 2010. Furthermore, with respect to iron ore mining joint ventures with the Rio Tinto group, we have agreed to a plan to increase port capacity at Cape Lambert in the Pilbara region of Western Australia from nameplate capacity of 55 to 80 million tons per annum by the end of 2008.

•

With respect to coal mining joint ventures promoted with the Anglo American group, expansion work of the Dawson complex is ongoing to boost annual coal production from the present capacity of 6.5 million tons per annum to 12.7 million tons by the year ending March 31, 2008.

Including those we are participating in, most of the iron and steel raw material mining projects have plans for expanding their production capacity. As there are too many uncertainties including demand from China and other emerging countries, it is difficult for our management to draw up definitive forecasts on supply-demand balance and prices at this point in time.

Machinery & Infrastructure Projects Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥108.0	¥90.6	¥82.9	¥17.4	¥7.7
Operating Income	20.9	21.7	21.6	(0.8)	0.1
Equity in Earnings of Associated Companies	21.4	14.6	10.0	6.8	4.6
Net Income	33.6	30.6	20.9	3.0	9.7

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥108.0 billion, an increase of ¥17.4 billion from ¥90.6 billion for the year ended March 31, 2006.

•

In machinery business fields, Improvement in gross profit was primarily attributable to a motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) and automotive-related subsidiaries in the Americas and Europe and overseas construction machinery subsidiaries, as well as ocean vessels and marine project businesses.

•

In infrastructure projects business fields, gross profit slightly increased due to expanding operations of rolling stock leasing subsidiaries in Europe and the Americas, while there were decreases in executed and completed amounts of various overseas construction projects including power plant projects.

Operating income for the year ended March 31, 2007 was ¥20.9 billion, a decrease of ¥0.8 billion from ¥21.7 billion for the year ended March 31, 2006. The decrease is primarily attributable to the decrease in gross profit related to overseas plant project businesses and a new provision for doubtful receivables for an overseas customer. Operating income of subsidiaries in the machinery business and rolling stock leasing subsidiaries improved in general, although the growth in gross profit was partly offset by the increases in selling, general and administrative expenses and provision for doubtful receivables especially to automotive related customers.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥21.4 billion, an increase of ¥6.8 billion from ¥14.6 billion for the year ended March 31, 2006. Equity in earnings of overseas power producing businesses recorded an increase of ¥3.9 billion from the year ended March 31, 2006, which was mainly attributable to a strong performance by IPM Eagle LLP (United Kingdom) including contribution from the Saltend Power Plant acquired in the third quarter of the year ended March 31, 2006 and P.T. Paiton Energy (Indonesia). In addition, a newly acquired gas distribution business in Brazil contributed, and overseas associated companies engaged in automotive related business and construction machinery business performed strongly as well.

Net income for the year ended March 31, 2007 was ¥33.6 billion, an increase of ¥3.0 billion from ¥30.6 billion for the year ended March 31, 2006, principally due to the increase in equity in earnings, while partly offset by increased interest expense.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥90.6 billion, an increase of ¥7.7 billion from ¥82.9 billion for the year ended March 31, 2005. Gross profit increased at P.T. Bussan Auto Finance (Indonesia) and other overseas automotive related operations particularly in the Americas. Also, there was a contribution from a newly acquired construction machinery sales subsidiary, Road Machinery, LLC (United States).

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

Chemical Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥103.1	¥97.8	¥87.1	¥5.3	¥10.7
Operating Income	35.3	34.0	24.5	1.3	9.5
Equity in Earnings of Associated Companies	4.9	3.2	2.5	1.7	0.7
Net Income (Loss)	19.3	12.1	(6.9)	7.2	19.0

Comparison between the Years Ended March 31, 2007 and 2006

For the year ended March 31, 2007, gross profit was ¥103.1 billion, an increase of ¥5.3 billion from ¥97.8 billion for the year ended March 31, 2006. The principal developments in this segment were as follows:

•

In basic petrochemicals fields ranging from basic materials to mid-stream intermediate products, gross profit slightly decreased in aggregate. This segment experienced decline in profit from olefin business under tight supply-demand balance due to significant inflation in material cost, and ammonia business due to reduced trading volume, while profit from methanol, styrene and paraxylene businesses increased supported by tight market conditions.

•

The liquid crystal related module business continued to be robust and so was plastics including IT related parts and components, and inorganic mineral and raw materials such as salt, titanium oxide and sulfur, reflecting strong demand of those materials especially in Asia.

•

Gross profit increased by ¥4.0 billion at Novus International, Inc. (United States), a feed additive manufacturing subsidiary, whose profit margin has recovered due to improvement in market prices as well as reduced pressure from raw materials prices coupled by reversal effects of the losses associated with hurricane Katrina, which hit the United States during the year ended March 31, 2006.

Operating income for the year ended March 31, 2007 was ¥35.3 billion, an increase of ¥1.3 billion from ¥34.0 billion for the year ended March 31, 2006. The improvement in gross profit was partly offset by increases in selling, general and administrative expenses and the provision for doubtful receivables including that of Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥4.9 billion, an increase of ¥1.7 billion from ¥3.2 billion for the year ended March 31, 2006, mainly due to the contribution of International Methanol Company (Saudi Arabia), a methanol manufacturer, supported by a favorable market environment.

Net income for the year ended March 31, 2007 was ¥19.3 billion, an increase of ¥7.2 billion from ¥12.1 billion for the year ended March 31, 2006. In addition to the increases in operating income and equity in earnings of associated companies, Mitsui recorded a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost which had been set up based on estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs. Mitsui recorded a ¥9.0 billion user response charge for the year ended March 31, 2006. For more information, see Note 22, “COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT.”

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥97.8 billion, an increase of ¥10.7 billion from ¥87.1 billion for the year ended March 31, 2005. The major factors were as follows:

•

During the year ended March 31, 2006, overall market prices for petrochemical products stayed high, reflecting the high crude oil price. As was the case of the preceding year, Mitsui’s petrochemicals trading continued to benefit from favorable market conditions. Following rising natural gas prices in the United States, transactions in ammonia and methanol, both derivatives of natural gas, made steady improvements. An ammonia producing subsidiary, PT Kaltim Pasifik Amoniak (Indonesia), reported increases in gross profit. On the other hand, during the year ended March 31, 2005, there were one-time unrealized losses on certain long-term petrochemical purchase commitments as a result of rising purchase prices that were linked to natural gas prices.

•

During the year ended March 31, 2006, gross profit declined at Novus International, Inc. (United States) due to rising raw material costs and lower output caused by the hurricanes which hit the United States.

•

Mitsui increased gross profit from the trading of plastics, electronic materials and crystalline liquid for IT related industries and inorganic raw materials such as salt and sulfur reflecting increasing demand in Asia.

Operating income for the year ended March 31, 2006 was ¥34.0 billion, an increase of ¥9.5 billion from ¥24.5 billion for the year ended March 31, 2005, mainly due to the increase in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.2 billion, a slight increase of ¥0.7 billion from ¥2.5 billion for the year ended March 31, 2005, mainly due to the contribution of International Methanol Company (Saudi Arabia), following its commencement of commercial operation.

Net income for the year ended March 31, 2006 was ¥12.1 billion, an improvement of ¥19.0 billion from a ¥6.9 billion net loss for the year ended March 31, 2005. In addition to the above-mentioned improvement in operating income and equity in earnings of associated companies, the major factors were as follows:

•

Mitsui recorded ¥36.0 billion loss for the year ended March 31, 2005 for compensation and other charges related to the DPF incident. For the year ended March 31, 2006, Mitsui recorded ¥9.0 billion additional user response charges. As of end of June 2006 more than 99% of the DPFs had been redeemed.

•

For the year ended March 31, 2005, we sold our shares in Bangkok Polyethylene Public Company Limited, a manufacturer of high-density polyethylene in Thailand, which had been jointly owned by the Chemical Segment and the Asia Segment. Of the ¥3.9 billion gain realized in the sale, this segment’s share came to ¥2.5 billion.

Energy Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥112.5	¥84.7	¥72.6	¥27.8	¥12.1
Operating Income	73.9	52.0	35.4	21.9	16.6
Equity in Earnings of Associated Companies	44.3	33.8	24.5	10.5	9.3
Net Income	70.2	40.9	42.8	29.3	(1.9)

Comparison between the Years Ended March 31, 2007 and 2006

For the year ended March 31, 2007, the crude oil market remained volatile with the average price of crude oil bound for Japan, Japan Crude Cocktail (“JCC”), recording a high of US$72.06 per barrel in September 2006, and then dropping back to US$55.08 per barrel in February 2007. On average, crude oil prices continued to rise reflecting increased demand along with the expansion of the global economy, geopolitical uncertainty surrounding supply from the Middle East and other oil producing regions, and an influx of speculative money into the futures markets. Average JCC for the year ended March 31, 2007 rose to U.S.$63.58 per barrel from U.S.$55.80 per barrel for the year ended March 31, 2006. Average JCC for calendar year 2006 was U.S.$64.08 compared to U.S.$51.11 for calendar year 2005.

We observe that the JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment within a 0 to 6 month time lag. Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the year ended March 31, 2007 and 2006 were U.S.$64 per barrel and U.S.$50 per barrel, respectively.

Gross profit for the year ended March 31, 2007 was ¥112.5 billion, an increase of ¥27.8 billion from ¥84.7 billion for the year ended March 31, 2006 primarily due to the following:

•

There were new contributions of ¥16.4 billion by Mitsui E&P Australia Pty Ltd (Australia) due to the start-up of oil production at the Enfield oil field in July 2006(*) and ¥2.1 billion by MitEnergy Upstream LLC (United States) which acquired oil and gas interests in the Gulf of Mexico from Pogo Producing Company. Rising crude oil prices resulted in an increase in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, including a ¥5.3 billion increase at Mitsui E&P Middle East B.V. (Netherlands) operating in Oman.

•

As a result of Mitsui’s acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd., a production company of gas and crude oil mainly in offshore Thailand, during the fourth quarter of this fiscal year, Mitsui Oil Exploration Co., Ltd., formerly an associated company, became a subsidiary in which Mitsui has 50.3% voting interest. There was a new contribution from Mitsui Oil Exploration Co., Ltd. of ¥15.1 billion.

•

In November 2006, it was found that one of the traders at Mitsui Oil (Asia) Pte. Ltd. (Singapore) had incurred, but concealed by deceptively reporting, significant unrealized losses on physical and future trading of naphtha. Primarily because accumulated losses realized through orderly liquidation of the relevant transactions amounted to ¥9.6 billion, gross profit at Mitsui Oil (Asia) Pte. Ltd. declined by ¥10.1 billion from the year ended March 31, 2006. Total contribution of oil products trading in this segment, with the exception of Mitsui Oil (Asia) Pte. Ltd., for the year ended March 31, 2007 was almost at the same level as the year ended March 31, 2006.

•

Mitsui Oil Co., Ltd. (Japan), a domestic petroleum products wholesale and retail subsidiary, recorded an increase of ¥3.0 billion due to its success in raising the sales prices of products and subsequent decline in costs reflecting the fall in crude oil prices after summer 2006. On the other hand, Mitsui Liquefied Gas Co., Ltd. (Japan) recorded decreases in gross profit of ¥2.2 billion affected by reduced margin of its products.

Operating income for the year ended March 31, 2007 was ¥73.9 billion, an increase of ¥21.9 billion from ¥52.0 billion for the year ended March 31, 2006. The increase in gross profit was partly offset by a provision for doubtful receivables for an overseas oil exploration company.

Reflecting higher crude oil prices, equity in earnings of associated companies for the year ended March 31, 2007 was ¥44.3 billion, an increase of ¥10.5 billion from ¥33.8 billion for the year ended March 31, 2006. The increase was mainly attributable to Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia. In addition, Mitsui Oil Exploration Co., Ltd. recorded earnings of ¥8.4 billion, an increase of ¥2.5 billion from the year ended March 31, 2006, despite being classified as an associated company for only nine months up to the third quarter for this fiscal year.

Net income for the year ended March 31, 2007 was ¥70.2 billion, a significant increase of ¥29.3 billion from ¥40.9 billion for the year ended March 31, 2006. Other than the increases in operating income and equity in earnings, there were the following factors:

•

Interest expense related to the Sakhalin II project increased by ¥9.0 billion as a result of an increase in interest bearing debt which was used to fund the increasing investments in Sakhalin Energy Investment Company Ltd. (Bermuda) and an increase in the U.S. dollar interest rates.

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥26.6 billion, an increase of ¥13.2 billion over the year ended March 31, 2006.

*	There is a 3 month time lag between the operating results of Mitsui E&P Australia Pty Ltd with its fiscal year end in December and its reflection into our consolidated operating results. Namely, ¥16.4 billion gross profit of Mitsui E&P Australia Pty Ltd represents the performance for six months.

•

This segment significantly increased repatriation of undistributed earnings from overseas subsidiaries and associated companies for the year ended March 31, 2006. The increased dividends received from those overseas entities resulted in a significant increase in Japanese income tax expenses in this segment for the year ended March 31, 2006.

Comparison between the Years Ended March 31, 2006 and 2005

For the year ended March 31, 2006, crude oil prices continued to rise reflecting increased demand along with the expansion of the global economy. Average JCC for the year ended March 31, 2006 rose significantly to U.S.$55.80 per barrel from U.S.$38.77 per barrel for the year ended March 31, 2005. Average JCC for calendar year 2005 was U.S.$51.11 compared to U.S.$36.37 for calendar year 2004.

The weighted average JCC prices (considering a 0 to 6 month time lag on the segment’s net income) for internal reviewing purposes for the year ended March 31, 2006 and 2005 were U.S.$50 per barrel and U.S.$36 per barrel, respectively.

Gross profit for the year ended March 31, 2006 was ¥84.7 billion, an increase of ¥12.1 billion from ¥72.6 billion for the year ended March 31, 2005 mainly due to the following factors:

•

Among overseas subsidiaries engaged in the development, production and sale of oil and gas, Mitsui E&P Middle East B.V. (Netherlands) increased gross profit by ¥10.9 billion, reflecting the rise in oil prices. Mittwell Energy Resources Pty., Ltd. (Australia), which sells crude oil and condensate, also recorded an increase of ¥6.9 billion.

•

Mitsui sold all of the shares in Arcadia Petroleum Ltd. (United Kingdom) during the year ended March 31, 2006. This resulted in a ¥12.3 billion decrease in gross profit from the year ended March 31, 2005, as Arcadia Petroleum Ltd. recorded an outstanding performance in crude oil trading for the year ended March 31, 2005. On the other hand, Mitsui Oil (Asia) Pte. Ltd. (Singapore) and Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong, China) recorded increases in gross profit for oil products trading of ¥2.7 billion and ¥1.9 billion, respectively, reflecting the strong demand in Asia and higher crude oil prices.

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

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥33.8 billion, an increase by ¥9.3 billion from ¥24.5 billion for the year ended March 31, 2005. The major factors were as below:

•

Earnings increased significantly at Japan Australia LNG (MIMI) Pty. Ltd. (Australia) due to rising oil prices and increased production on the back of start-up of the fourth LNG production train in August 2004.

•

Mitsui Oil Exploration Co., Ltd. (Japan) also recorded an increase in earnings to ¥5.9 billion for the year ended March 31, 2006 from ¥2.7 billion for the year ended March 31, 2005, mainly due to rising crude oil prices.

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

•	For the year ended March 31, 2006, increased dividends received from overseas subsidiaries and associated companies resulted in a large increase in income tax expenses at Mitsui.

•

Interest expenses at Mitsui Sakhalin Holdings B.V. (Netherlands) increased by ¥6.7 billion due to the rise in U.S. dollar interest rates and the increase in interest bearing debt to finance the investment in the Sakhalin II project.

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for Energy, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

A survey conducted by the International Energy Agency (May 2007) indicated that world crude oil demand in 2006 was 84.2 million barrels per day, with an estimated demand for 2007 of 85.7 million barrels per day. As of June 2007, general observations on short-term supply-demand balance of crude oil by agencies and corporations in this industry suggest that:

•

Robust global economic growth will continue to support oil demand, however, considering strong expectations for increasing output by non-Organization of Petroleum Exporting Countries (“OPEC”) and spare capacity amongst OPEC countries, particularly Saudi Arabia, it will be less likely that spot crude oil supply-demand will be extremely tightened. Meanwhile, productions for certain grades of crude oil are not at satisfactory levels to meet demand, so we may see tight or surplus market conditions by respective grades.

•

The oil market can be significantly influenced by growing geopolitical uncertainties over such countries as Iran, Nigeria and Iraq, concerns about shortage in gasoline supply in the United States, and other accidental events such as hurricane damage and troubles at refineries.

Our production of oil and gas for the year ended March 31, 2006 was about 32 million barrels (gas is converted to barrels of oil at the ratio of 5,800 cubic feet of natural gas to 1 barrel of crude oil), as presented in Table 4, Proved Reserve Quantity Information of Supplemental Information on Oil and Gas Producing Activities (Unaudited). Our production amount for the year ended March 31, 2007 is 52 million barrels, an increase of 20 million barrels from the year ended March 31, 2006. Major factors include the July 2006 start-up of production from the Enfield crude oil project. Our production amount for the year ended March 31, 2008 will further increase due to full-year contribution from this project. In addition, the acquisition of Mitsui Oil Exploration Co., Ltd. up to Mitsui’s 50.3% voting interest contributed to the increase in our annual production for the year ended March 31, 2007.

The Enfield crude oil project which has a design production capacity at 100,000 barrels per day commenced production in July 2006, ahead of schedule, and achieved production of 74,000 barrels per day in September. In October, however, one of the major production wells was shut-in due to unexpected sand production and early water breakthrough. The actual production level has been lower than expected.

In February 2007, after the geological reservoir model was restudied and updated in line with production history, Mitsui E&P Australia Pty Ltd (Australia) together with the joint venture partner and operator Woodside Energy Ltd. agreed on a budget including additional expenditures of approximately US$390 million for drilling of additional wells and work-over of existing wells in order to increase production from the Enfield crude oil project. Following the completion of the work-over, the average production rate for 2007 is expected to be 45,000 to 55,000 barrels per day.

For the year ending March 31, 2008, a change of U.S.$1 per barrel in crude oil prices is expected to have an effect of ¥1.8 billion on net income in the Statements of Consolidated Income as a result of changes in revenues of our oil and gas related subsidiaries and associated companies. Similar to the discussion regarding iron and steel raw materials, actual results of operations are also influenced by production costs, trends in foreign exchange rates and other factors surrounding those subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

The middle- and long-term trends in supply, demand, and prices of crude oil are subject to far greater levels of uncertainty than trends in the short-term, and it is therefore difficult for management to make a definitive forecast. On the other hand, with respect to LNG, we are focusing on the changes in market structure that are currently taking place, and acting accordingly as follows:

•

In the past, the market has grown mainly with long-term purchase contracts by power and gas companies operating in Japan and the Far East. Expansion of incumbent projects and green field projects coming on stream will increase the volume of supply to the market, while demand, which has traditionally centered around the Far East, will be joined by growing demand from Europe and the United States, while huge markets in China and India will emerge. Therefore, globalization both in terms of supply and demand is expected to progress. In addition, as the opportunity for supply-demand adjustments in these markets increases, LNG is expected to become a more marketable commodity.

•

Long-term purchase contracts with Japanese companies in many projects are expected to come due for renewal around 2010, and more flexible terms reflecting the above-mentioned supply-demand balance trends will be requested from the buyers. In evaluating the opportunities for the expansion of incumbent projects or participation in green field projects, we are putting an emphasis on securing stable supply as well as diversifying our source of supply to enhance flexibility.

The total required funds for the phase II development of the Sakhalin II project are now estimated at U.S.$20 billion, double the original budget of U.S.$10 billion, due to increased expenses related to changes in facility design and construction delays as well as the rising procurement costs of labor and materials. In April 2007, the Amended Development Budget was approved by the Supervisory Board, a special committee which consists of the representatives of the Russian Federation, Sakhalin Oblast, Sakhalin Energy Investment Company Ltd. (Bermuda) and its shareholders. In April 2007, in addition, the revised Environmental Action Plan was approved by the Ministry of Natural Resources of the Russian Federation.

Sakhalin Energy Investment Company Ltd. has been making every effort to achieve the earliest possible start of LNG shipments, which is now scheduled in the second half of 2008, and to contain costs. In February 2007, Osaka Gas Co., Ltd. committed to purchasing additional volume, with which overall sales of Sakhalin II LNG has been substantially completed.

On April 18, 2007, Mitsui, Royal Dutch Shell plc and Mitsubishi Corporation signed a Sale and Purchase Agreement with OAO Gazprom to trigger the transfer of shares in Sakhalin Energy Investment Company Ltd. This transaction implemented a protocol signed on December 21, 2006 in Moscow. Under the terms of the protocol, OAO Gazprom acquired a 50% stake plus one share in Sakhalin Energy Investment Company Ltd. for a total cash purchase price of U.S.$7.45 billion, of which U.S.$18.625 billion was our portion. OAO Gazprom now holds 50% plus one share, Royal Dutch Shell plc 27.5% minus one share, Mitsui 12.5% and Mitsubishi Corporation 10%.

OAO Gazprom and the other three shareholders agreed that they will do their best to complete the project on schedule allowing LNG to be delivered to existing customers in Japan, Korea and the North American West Coast. They also entered into an Area of Mutual Interest arrangement, which will cover both future Sakhalin oil and gas exploration and production opportunities, and the building of Sakhalin II into a regional oil and LNG hub.

Foods & Retail Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥81.3	¥79.9	¥85.3	¥1.4	¥(5.4)
Operating Income	10.9	9.1	17.8	1.8	(8.7)
Equity in Earnings of Associated Companies	3.8	3.5	2.2	0.3	1.3
Net Income (Loss)	(12.3)	(3.2)	10.6	(9.1)	(13.8)

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥81.3 billion, an increase of ¥1.4 billion from ¥79.9 billion for the year ended March 31, 2006. The major factors were as follows:

•	Gross profit of MITSUI FOODS CO., LTD. (Japan) decreased by ¥1.1 billion, primarily reflecting the termination of business relations with The Daiei, Inc, a Japanese national retailer.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased by ¥2.9 billion due to poor performance in beverage and beverage materials businesses and divestiture of non-core businesses.

•

Gross profit of Hokushuren Company Limited (Japan) increased by ¥3.1 billion. There was a full year contribution from Hokushuren Company Limited which was acquired in the second quarter of the year ended March 31, 2006.

Operating income for the year ended March 31, 2007 was ¥10.9 billion, an increase of ¥1.8 billion from ¥9.1 billion for the year ended March 31, 2006. In addition to improvement in gross profit, there was a reduction in selling, general and administrative expenses. Among others, a ¥3.2 billion reduction was reported by MITSUI FOODS CO., LTD. reflecting decreased personnel expenses and depreciation costs.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.8 billion, a ¥0.3 billion increase from ¥3.5 billion for the year ended March 31, 2006.

The segment recorded net loss of ¥12.3 billion for the year ended March 31, 2007, a ¥9.1 billion deterioration from ¥3.2 billion net loss for the year ended March 31, 2006. This decline was mainly attributable to the following reasons:

•

Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥12.1 billion and ¥16.5 billion, respectively, and moreover established valuation allowance for deferred tax assets. At the same time, an ¥8.3 billion minority interest in these losses was also recorded.

•

For the year ended March 31, 2006, MITSUI FOODS CO., LTD. recorded ¥6.0 billion impairment losses on land and distribution facilities which became idle as a result of the reorganization of distribution bases. For the year ended March 31, 2007, it reported further ¥2.2 billion impairment losses of long-lived assets and ¥1.4 billion other expenses incurred from its business reorganization. In addition Hokushuren Company Limited reported the sum of ¥1.4 billion impairment losses of long-lived assets and other expenses.

In April 2006, MITSUI FOODS CO., LTD. and Mitsui reached an agreement with KOKUBU & CO., LTD., a Japanese food wholesaler, in principle to form a business alliance. It includes KOKUBU’s support and guidance for the management and operations of MITSUI FOODS CO., LTD. in order to reinforce the business functions of MITSUI FOODS CO., LTD. and improve efficiency in its distribution logistics. In April 2007, KOKUBU & CO., LTD. and Mitsui reached an agreement where MITSUI FOODS CO., LTD. shall transfer a major part of the businesses of its Hokkaido Branch to Hokushuren Company Limited and Mitsui shall transfer

70% of its stake in Hokushuren Company Limited to KOKUBU & CO., LTD. Furthermore, MITSUI FOODS CO., LTD. has decided a restructuring plan which is focused on integration of distribution bases and review of cost efficiency in areas other than Hokkaido.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥79.9 billion, a ¥5.4 billion decrease from ¥85.3 billion for the year ended March 31, 2005. The major factors for this decline, in spite of the contribution from a newly acquired subsidiary Hokushuren Company Limited (Japan) were as follows:

•

For the year ended March 31, 2006, gross profit decreased at Mitsui in the beverage businesses, from the year ended March 31, 2005 when those businesses showed strong performance due to a summer heat wave in 2004. Transactions also decreased in marine products and cheese businesses.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased by ¥2.0 billion due to a decline in sales of catechin, a substance in tea.

•	Gross profit of MITSUI FOODS CO., LTD. (Japan) decreased by ¥1.7 billion, principally attributable to the termination of business relations with The Daiei, Inc.

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

This segment recorded net loss of ¥3.2 billion for the year ended March 31, 2006, a ¥13.8 billion deterioration from ¥10.6 billion net income for the year ended March 31, 2005. This downturn was attributable to the above-mentioned decrease in operating income. In addition, for the year ended March 31, 2006, this segment recorded the following:

•	MITSUI FOODS CO., LTD recorded ¥6.0 billion impairment losses on land and distribution facilities and established valuation allowances for its deferred tax assets.

•

We recorded a ¥4.2 billion gain from the exchange of shares of Ito-Yokado Co., Ltd. and Seven-Eleven Japan Co., Ltd., for newly issued shares of Seven & i Holdings Co., Ltd., one of Japan’s diversified retailers.

Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥130.0	¥128.4	¥121.7	¥1.6	¥6.7
Operating Income	20.3	25.0	24.0	(4.7)	1.0
Equity in Earnings (Losses) of Associated Companies	8.7	3.5	(0.3)	5.2	3.8
Net Income	16.6	17.5	11.8	(0.9)	5.7

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥130.0 billion, an increase of ¥1.6 billion from ¥128.4 billion for the year ended March 31, 2006. In the lifestyle business fields, the brand apparel business showed disappointing results. On the other hand, in consumer service business fields, gross profit increased in the overseas real estate businesses. In IT related business fields, gross profit slightly increased mainly due to increase of mobile phone sales at Telepark Corp. (Japan) and expansion of outsourcing business at Toyo Officemation Inc. (Japan).

Operating income for the year ended March 31, 2007 was ¥20.3 billion, a decrease of ¥4.7 billion from ¥25.0 billion for the year ended March 31, 2006. The improvement in gross profit was outweighed by increases in selling, general and administrative expenses primarily at IT related business operations.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥8.7 billion, an increase of ¥5.2 billion from ¥3.5 billion for the year ended March 31, 2006. A television shopping service company, QVC JAPAN, INC. (Japan), continued good performance and a mobile phone sales company, Brightstar Logistics Pty. (Australia), also contributed to this improvement.

Net income for the year ended March 31, 2007 was ¥16.6 billion, a decrease of ¥0.9 billion from ¥17.5 billion for the year ended March 31, 2006. Major reasons other than the above-mentioned factors were as follows:

•

Mitsui Bussan House-Techno, Inc. (Japan), which discontinued housing business during the year ended March 31, 2007, recorded estimated costs of ¥5.3 billion to meet future requirement for product warranties and maintenance services. At the same time, it recorded reversal of valuation allowance for deferred tax assets on its retained loss.

•

There was a ¥6.1 billion reduction in gain on sales of securities. For the year ended March 31, 2006, there were gains on sales of shares in Metro PCS, Inc. in the United States, KDDI CORPORATION in Japan and PT Excelcomindo Pratama, Tbk in Indonesia amounting to ¥3.5 billion, ¥3.3 billion and ¥2.0 billion, respectively. For the year ended March 31, 2007, this segment recorded a ¥4.5 billion gain on the sale of shares in Telepark Corp.

•	For the year ended March 31, 2006, Mitsui received a ¥2.0 billion dividend from an investment company related to gains on the sales of interests in telecommunication companies in Africa.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥128.4 billion, a ¥6.7 billion increase from ¥121.7 billion for the year ended March 31, 2005. The major factors for this increase were as follows:

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

Equity in earnings of associated companies for the year ended March 31, 2006 was ¥3.5 billion, a ¥3.8 billion improvement from the ¥0.3 billion loss for the year ended March 31, 2005. A television shopping service company, QVC JAPAN, INC. (Japan), and a food catering service company, AIM Services Co., Ltd. (Japan), contributed to this improvement, while there were losses at telecommunication related associated companies in Colombia due to provision for doubtful receivables for the year ended March 31, 2005.

Net income for the year ended March 31, 2006 was ¥17.5 billion, a ¥5.7 billion increase from ¥11.8 billion for the year ended March 31, 2005 principally due to the improvement in the above-mentioned operating income and equity in earnings. Other major factors were as follows:

•

Gains on sales of securities decreased ¥3.4 billion from the year ended March 31, 2005. For the year ended March 31, 2006, there were gains on sales of shares in Metro PCS, Inc., KDDI CORPORATION and PT Excelcomindo Pratama, Tbk as mentioned above. For the year ended March 31, 2005, there were gains on sales of shares in Vodafone K.K. and our subsidiary Telepark Corp. amounting to ¥7.2 billion and ¥4.1 billion, respectively, as well as a ¥3.7 billion gain associated with the merger of NextCom K.K.

•

For the year ended March 31, 2005, considering a deterioration in financial condition due to sluggish advertising revenue at satellite broadcasters BS-i, INCORPORATED and BS Japan Corporation, this segment recorded losses on write-downs of these shares of ¥1.9 billion and ¥1.2 billion, respectively.

•	For the year ended March 31, 2006, Mitsui received a ¥2.0 billion dividend from a telecommunication related investment.

Logistics & Financial Markets Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥60.5	¥51.4	¥46.7	¥9.1	¥4.7
Operating Income	24.2	17.6	18.5	6.6	(0.9)
Equity in Earnings of Associated Companies	2.0	4.0	2.5	(2.0)	1.5
Net Income	14.6	13.4	11.8	1.2	1.6

Comparison between the Years Ended March 31, 2007 and 2006

For the year ended March 31, 2007, gross profit was ¥60.5 billion, an increase of ¥9.1 billion from ¥51.4 billion for the year ended March 31, 2006. Mitsui, Mitsui Bussan Commodities Ltd. (United Kingdom) and Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) showed strong performance seizing opportunities under volatile market conditions. Furthermore there was a new contribution from a newly acquired domestic warehouse subsidiary for the year ended March 31, 2007.

Operating income for the year ended March 31, 2007 was ¥24.2 billion, an increase of ¥6.6 billion from ¥17.6 billion for the year ended March 31, 2006. The above-mentioned increase in gross profit was partly offset by increased selling, general and administrative expenses mainly at logistics related operations.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥2.0 billion, a ¥2.0 billion decrease from ¥4.0 billion for the year ended March 31, 2006. The equity in earnings consists of miscellaneous small amounts.

There was a loss on write-down of securities for the year ended March 31, 2007. As a result, net income for the year ended March 31, 2007 was ¥14.6 billion, an increase of ¥1.2 billion from ¥13.4 billion.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥51.4 billion, an increase of ¥4.7 billion from ¥46.7 billion for the year ended March 31, 2005. Mitsui & Co. Energy Risk Management Ltd. (United Kingdom) showed continuously strong performance in energy derivative trading and reported an increase over the year ended March 31, 2005.

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

Net income for the year ended March 31, 2006 was ¥13.4 billion, an increase of ¥1.6 billion from ¥11.8 billion for the year ended March 31, 2005.

Americas Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥64.7	¥61.6	¥49.9	¥3.1	¥11.7
Operating Income	21.3	21.7	14.7	(0.4)	7.0
Equity in Earnings of Associated Companies	3.8	2.1	1.6	1.7	0.5
Net Income	16.9	12.6	12.3	4.3	0.3

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥64.7 billion, an increase of ¥3.1 billion from ¥61.6 billion for the year ended March 31, 2006. An oil products trading subsidiary, Westport Petroleum, Inc. (United States), recorded an increase of ¥4.3 billion while Portac, Inc. (United States), a lumber and lumber products producing subsidiary, recorded a ¥1.1 billion decrease.

Operating income for the year ended March 31, 2007 was ¥21.3 billion, a decrease of ¥0.4 billion from ¥21.7 billion for the year ended March 31, 2006, reflecting increased selling, general and administrative expenses including higher trader bonuses at Westport Petroleum, Inc. and an increase in provision for doubtful receivables.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.8 billion, a ¥1.7 billion increase from ¥2.1 billion for the year ended March 31, 2006.

Net income for the year ended March 31, 2007 was ¥16.9 billion, an increase of ¥4.3 billion from ¥12.6 billion for the year ended March 31, 2006. The major factors other than above are as below:

•

For the year ended March 31, 2007, there was a ¥3.7 billion gain on sales of warehouse and lands by Tri-Net Logistics Management, Inc. (United States) and a chemical subsidiary, Nst, Inc. (United States).

•	Interest expenses increased by ¥4.8 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a rise in U.S. dollar interest rates.

•

Mitsui & Co. (U.S.A.), Inc. had a 20% minority interest in Mitalco Inc. (United States) and shared the net losses of the subsidiary for the year ended March 31, 2006 with the Iron & Steel Raw Materials and Non-Ferrous Metals Segment which held 80% interest.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥61.6 billion, an increase of ¥11.7 billion from ¥49.9 billion for the year ended March 31, 2005. Westport Petroleum, Inc. recorded a significant increase of ¥13.2 billion and a steel pipe sales subsidiary, Champions Pipe & Supply, Inc. (United States), recorded a ¥1.7 billion increase. In addition, there was a contribution of ¥1.2 billion from CornerStone Research & Development Inc. (United States) which was acquired during the year ended March 31, 2005. However, gross profit decreased by ¥1.9 billion at Portac, Inc., which produces lumber and lumber products, due to a decline in the prices of its products.

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

Net income for the year ended March 31, 2006 was ¥12.6 billion, a slight increase of ¥0.3 billion from ¥12.3 billion for the year ended March 31, 2005. The increase in operating income was offset by the following factors:

•	Interest expense at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries increased by ¥3.0 billion resulting from a rise in U.S. dollar interest rates.

•

Mitsui & Co. (U.S.A.), Inc. has a minority interest in Mitalco Inc. and shared the net losses of this subsidiary for the years ended March 31, 2005 and 2006 with the Iron & Steel Raw Materials and Non-Ferrous Metals Segment.

Europe Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥23.3	¥22.4	¥20.6	¥0.9	¥1.8
Operating Income	3.1	4.3	2.6	(1.2)	1.7
Equity in Earnings (Losses) of Associated Companies	0.3	(0.2)	0.1	0.5	(0.3)
Net Income	3.8	4.2	2.7	(0.4)	1.5

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥23.3 billion, an increase of ¥0.9 billion from ¥22.4 billion for the year ended March 31, 2006, reflecting good performance of organic chemicals businesses.

Operating income for the year ended March 31, 2007 was ¥3.1 billion, a ¥1.2 billion decrease from ¥4.3 billion for the year ended March 31, 2006, reflecting an increase mainly in personnel expenses.

Net income for the year ended March 31, 2007 was ¥3.8 billion, a decrease of ¥0.4 billion from ¥4.2 billion for the year ended March 31, 2006.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥22.4 billion, an increase of ¥1.8 billion from ¥20.6 billion for the year ended March 31, 2005, which was mainly attributable to the growth in the steel pipes and organic chemicals businesses.

Operating income for the year ended March 31, 2006 was ¥4.3 billion, a ¥1.7 billion increase from ¥2.6 billion for the year ended March 31, 2005, reflecting the increase in gross profit.

Net income for the year ended March 31, 2006 was ¥4.2 billion, a ¥1.5 billion increase from ¥2.7 billion for the year ended March 31, 2005.

This segment had a minority interest in Arcadia Petroleum Ltd. (United Kingdom), which was sold during the year ended March 31, 2006. The increase in operating income was partly offset by the absence of the contribution from Arcadia Petroleum Ltd.

Asia Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥27.6	¥27.4	¥21.8	¥0.2	¥5.6
Operating Income	9.6	10.7	7.8	(1.1)	2.9
Equity in Earnings of Associated Companies	0.2	0.1	0.1	0.1	0.0
Net Income	7.9	9.3	8.0	(1.4)	1.3

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥27.6 billion, an increase of ¥0.2 billion from ¥27.4 billion for the year ended March 31, 2006. Organic chemicals transactions showed strong performance.

Operating income for the year ended March 31, 2007 was ¥9.6 billion, a decrease of ¥1.1 billion from ¥10.7 billion for the year ended March 31, 2006, reflecting an increase mainly in personnel expenses.

Net income for the year ended March 31, 2007 was ¥7.9 billion, a decrease of ¥1.4 billion from ¥9.3 billion for the year ended March 31, 2006.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥27.4 billion, a ¥5.6 billion increase from ¥21.8 billion for the year ended March 31, 2005. This was attributable to the good performance in the chemical businesses at the Singapore branch; and in the steel products and chemical businesses at Mitsui & Co. (Hong Kong) Ltd. and the other trading subsidiaries in China.

Operating income for the year ended March 31, 2006 was ¥10.7 billion, a ¥2.9 billion increase from ¥7.8 billion for the year ended March 31, 2005. The increase in gross profit was partly offset by increases in selling, general and administrative expenses mainly at trading subsidiaries in China and a provision for doubtful receivables at a trading subsidiary in Thailand.

Net income for the year ended March 31, 2006 was ¥9.3 billion, a ¥1.3 billion increase from ¥8.0 billion for the year ended March 31, 2005.

Other Overseas Areas Segment

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥5.3	¥4.9	¥4.0	¥0.4	¥0.9
Operating Income (Loss)	(0.2)	1.0	0.4	(1.2)	0.6
Equity in Earnings of Associated Companies	0.5	0.6	0.4	(0.1)	0.2
Net Income	14.4	14.3	5.8	0.1	8.5

Comparison between the Years Ended March 31, 2007 and 2006

Net income for the year ended March 31, 2007 was ¥14.4 billion, an increase of ¥0.1 billion from ¥14.3 billion for the year ended March 31, 2006. The segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. (Australia) increased, while that in Mitsui Coal Holdings Pty. Ltd. (Australia) decreased. See the relevant discussion in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment above.

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

All Other

	Billions of Yen
	Years Ended March 31,			Change (2007–2006)	Change (2006–2005)
	2007	2006	2005
Gross Profit	¥4.4	¥7.1	¥12.4	¥(2.7)	¥(5.3)
Operating Loss	(4.3)	(3.2)	(0.6)	(1.1)	(2.6)
Equity in Earnings of Associated Companies	0.1	0.3	0.4	(0.2)	(0.1)
Net Income	5.9	11.8	4.7	(5.9)	7.1

Comparison between the Years Ended March 31, 2007 and 2006

The activities of this segment include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit in this segment for the year ended March 31, 2007 was ¥4.4 billion, a decrease of ¥2.7 billion from ¥7.1 billion for the year ended March 31, 2006.

Operating loss for the year ended March 31, 2007 was ¥4.3 billion, a deterioration of ¥1.1 billion from ¥3.2 billion loss for the year ended March 31, 2006. This was primarily attributable to Mitsui Bussan Trade Services Ltd. (Japan), which offers business process outsourcing services to Mitsui.

Net income for the year ended March 31, 2007 was ¥5.9 billion, a decrease of ¥5.9 billion from ¥11.8 billion for the year ended March 31, 2006, primarily attributable to the sales of Mitsui’s corporate welfare facilities recorded in the year ended March 31, 2006.

Comparison between the Years Ended March 31, 2006 and 2005

Gross profit for the year ended March 31, 2006 was ¥7.1 billion, a ¥5.3 billion decrease from ¥12.4 billion for the year ended March 31, 2005. The major reason for this decline was the sale of a domestic public golf club business.

Operating loss for the year ended March 31, 2006 was ¥3.2 billion, a ¥2.6 billion increase from the ¥0.6 billion loss for the year ended March 31, 2005. This was primarily attributable to the above-mentioned decline in gross profit, but was partly offset by a decline in selling, general and administrative expenses.

Net income for the year ended March 31, 2006 was ¥11.8 billion, a ¥7.1 billion increase from ¥4.7 billion for the year ended March 31, 2005, primarily attributable to the sales of Mitsui’s corporate welfare facilities.

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

Impairment of Long-Lived Assets

The amount of impairment losses of long-lived assets, other than goodwill and intangible assets not subject to amortization, for the years ended March 31, 2007, 2006 and 2005 and the balance of the long-lived assets, net of accumulated depreciation and amortization, as of the end of March 31, 2007, 2006 and 2005 were as follows:

	Billions of Yen
	As of March 31,
	2007	2006	2005
Long-lived assets	¥1,304.5	¥1,019.9	¥906.3
Impairment loss	17.8	24.3	14.1

Impairment losses of long-lived assets had a material impact on our net income for recent years. These losses were mainly due to the declining profitability resulting from deterioration of business environment and the reorganization of business structure and distribution bases owned by our subsidiaries. See “Impairment Loss of Long-Lived Assets” line-by-line explanation in “RESULTS OF OPERATIONS” for additional information.

The major component of impairment losses for the year ended March 31, 2007 was a loss on intangible assets at Mitsui Norin Co., Ltd. (Japan) due to deterioration of operating environment such as intensifying competition in both beverage and beverage materials. Mitsui Norin Co., Ltd. used a discounted future cash flow method based on its internal budget for evaluation of fair value of the intangible assets. We recognize that the estimation and assumption for this impairment loss has been specific to Mitsui Norin Co., Ltd., and we do not expect such estimation and assumption to have a material impact on our future operating results other than those of Mitsui Norin Co., Ltd.

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

As for the discount rate used in fair value calculations, when expected variations of cash flows are not considered in the cash flow estimate, a discount rate which includes the risk factor for the cash flow deviation, is used. Assumptions that marketplace participants would use in their estimates of fair value are incorporated in the discount rate when such information is available. When such information is not available, an expected internal rate of return used for management purpose or a weighted average cost of capital of a company that owns the long-lived asset, whichever is higher, is also considered for the discounted cash flow calculation.

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

When we deem it is probable that we will be unable to collect amounts that are contractually due to us for certain large loan receivables, the specific loan is reviewed for impairment. Factors considered in assessing collectibility include length of period overdue, financial condition of the debtor, requests for debt restructuring and fillings for bankruptcy.

An impairment loss for a specific loan deemed to be impaired, as specifically determined under SFAS No.114 and amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of collateral if the loan is collateral dependent. The expected cash flows from assets and liabilities of the debtor and the fair value of collateral are determined mainly based on an evaluation of independent real estate appraisers, publicly available indication of the real estate price, market price of financial assets and liabilities, guarantors’ financial condition and other factors. The recoverable amounts are reviewed on a quarterly basis and if necessary, an additional allowance is established. See Note 7, “ALLOWANCE FOR DOUBTFUL RECEIVABLES,” for impaired loan amounts and the respective allowance amounts.

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

The impairment of investment equity securities charged to earnings for recent fiscal years had a significant impact on our income. The following table shows the cost of marketable and non-marketable equity securities as of March 31, 2007, 2006 and 2005 and the impairment loss for the years ended March 31, 2007, 2006 and 2005:

	Billions of Yen
	Year ended March 31,
	2007		2006		2005
	Cost	Impairment loss	Cost	Impairment loss	Cost	Impairment loss
Marketable equity securities	¥396.0	¥3.1	¥275.3	¥1.8	¥191.0	¥0.6
Non-marketable equity securities	316.2	8.6	249.0	8.8	214.1	15.9

Total	¥712.2	¥11.7	¥524.3	¥10.6	¥405.1	¥16.5

Management principally recognizes that a 50% or more decline in fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. If the decline is less than 50%, various factors, such as the extent to which the cost exceeds the market value, the duration of the market decline, our intention and ability to hold the investment until its market price recovery and the financial conditions of the investee, are considered in concluding if the decline is temporary or not.

As of March 31, 2007, there was no individual marketable security that had been in a continuous unrealized loss position for one year or more. The aggregate unrealized loss amount of the marketable securities (approximately 25 issuers) that had been in continuous unrealized loss positions for less than one year and had severity of decline of fair value below cost ranging from 3% to 21% was ¥0.6 billion. But, considering the combination of length of time that fair values have been below cost, the extent of decline and the financial condition of the investees, we expect that their fair values will recover above their costs while we hold these investments.

For non-marketable securities, fair value of an investment is generally determined based on our equity in a net amount of the fair value of investee’s assets and liabilities. In addition, where future business plans formally adopted by management of the entities are available and when deemed appropriate, discounted future cash flow method is used to determine the fair value of the non-marketable equity securities. The discount rate reflects risk factors for the cash flow deviation from the future business plans and assumptions that marketplace participants would use in their estimates of fair value when the information is available and appropriate. However, there are investments that are not evaluated for impairment because no event or change in circumstances that may have had a significant adverse effect on the fair value was identified. See Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS,” for further discussion.

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

Pension Benefit Costs

Employee pension benefit costs and obligations are dependent on various assumptions, including discount, retirement, and mortality rates, which are based on current statistical data, as well as the expected long-term rate of return on plan assets and other factors. In accordance with U.S. GAAP, the difference between actual results and the assumptions is accumulated and amortized to expenses over future periods and, therefore, generally affects the recognized costs in future periods. Management believes that the assumptions used are appropriate; however, differences in actual experience or changes in assumptions may affect our future pension costs and obligations.

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

The following table illustrates the sensitivity to changes in certain assumptions for Mitsui’s pension plans:

	Billions of Yen
	Impact of change in assumption on NPPC for the year ending March 31, 2008	Impact of change in assumption on PBO as of March 31, 2007
50 basis point decrease in discount rate	¥(0.1)	¥15.6
50 basis point increase in discount rate	0.3	(14.6)
50 basis point decrease in expected long-term rate of return on plan assets	1.3	—
50 basis point increase in expected long-term rate of return on plan assets	(1.3)	—

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

For Mitsui, the realizability of deferred tax assets is determined based on all available evidence, both positive and negative, including all currently available information regarding tax deductibility on future years and ability to generate sufficient taxable income prior to the expiration of the loss carryforward.

Management believes it is more likely than not that all of our deferred tax assets, net of valuation allowance, will be realized. However, the amount of realizable net deferred tax assets may change in the near term if estimates of future taxable income during the carryforward period are changed or if statutory tax rates are changed. See Note 21, “INCOME TAXES,” for further discussion about the deferred tax assets, net of valuation allowance.

New Accounting Standards

Employers’ accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires an entity to measure the funded status of a plan as of the date of an entity’s year-end statement of financial position, with limited exceptions.

During the year ended March 31, 2007, we adopted the recognition and related disclosure provisions of this statement. See Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES” for the effect of adoption of these provisions. The measurement date provisions are effective for fiscal years ending after December 15, 2008. The effect of adoption of these provisions on our financial position and results of operations will be immaterial.

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

SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The effect of adoption of this statement on our financial position and results of operations will be immaterial.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim period within those fiscal years. The effect of adoption of this statement on our financial position and results of operations will be immaterial.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”

FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of all tax positions accounted for in accordance with SFAS No. 109.

FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The effect of adoption of this interpretation on our financial position and results of operations is expected to be immaterial.

Fair value option

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.”

SFAS No. 159 permits an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings.

SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

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

“Net interest bearing debt” is defined as adjusted interest bearing debt, defined below, less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long-term debt. As discussed in “Funding and Treasury Policies and Objectives,” to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements. Under this policy, Net DER is a useful internal measure for our management to review the balance between:

•	our capacity to meet debt repayments; and

•	leverage to improve return on equity in our capital structure.

To calculate our adjusted interest bearing debt, the followings balances are excluded:

•	capital lease obligations; and

•	SFAS No. 133 fair value adjustment.

Management therefore believes that using Net DER is useful for the readers especially when comparing it with the same analysis done by other general trading companies.

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

“Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen
	As of March 31,
	2007	2006
Short-term debt	¥658.7	¥540.8
Long-term debt	3,259.4	3,011.9
Less eliminating factors included in long-term debt:
Capital lease obligations	(24.9)	(25.7)
Less SFAS No. 133 fair value adjustment	11.8	37.7

Adjusted interest bearing debt	3,905.0	3,564.7
Less cash and cash equivalents and time deposits	(806.6)	(734.1)

Net interest bearing debt	¥3,098.4	¥2,830.6

Shareholders’ equity	¥2,110.3	¥1,677.9

Net DER (times)	1.47	1.69

The most directly comparable GAAP measure is considered to be “Debt-to-Equity Ratio” (“DER”). However, this ratio measures gross debt relative to equity, and does not measure changes in cash position.

Adjusted DER (times)	1.85	2.13
(defined as adjusted interest bearing debt divided by shareholders’ equity)

Free Cash Flow

We define “free cash flow” as the sum of net cash provided by operating activities and net cash used in investing activities. Management believes that such indicator is useful to investors, to measure available net cash for investment in strategic opportunities and/or debt repayment, or magnitude of reliance on borrowing to procure funds for strategic investments. Free cash flow does not represent the residual cash flow available for discretionary expenditures.

The following table shows a reconciliation of net cash provided by operating activities to free cash flow.

	Billions of Yen
	Years Ended March 31,
	2007	2006	2005
Net cash provided by operating activities	¥239.3	¥146.4	¥200.1
Net cash used in investing activities	(418.0)	(347.3)	(224.0)

Free cash flow	¥(178.7)	¥(200.9)	¥(23.9)

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

In principle, wholly owned domestic subsidiaries do not individually raise their funds in financial markets or borrow from banks, but instead use a cash management service provided by Mitsui & Co. Financial Services Ltd. (Japan), our financing subsidiary. The same policy and practices have been extended to wholly owned overseas subsidiaries through our regional financing subsidiaries, which centralizes the fund raising function and promotes efficient use of funds. Approximately 81% of total interest bearing debt as of March 31, 2007 (excluding SFAS No. 133 fair value adjustment) was raised by Mitsui and the above-mentioned financing subsidiaries as in-house banking bases.

Funding Sources

We borrow funds based on our longstanding relations with financial institutions in Japan and overseas, borrow from government financing agencies, and also utilize project financing. In addition to these funding sources, Mitsui maintains a ¥200 billion debt shelf-registration and a ¥2,400 billion commercial paper program in Japan. Similarly, Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Financial Services (Europe) B.V., Mitsui & Co. Financial Services (Asia) Ltd. and Mitsui & Co., Ltd. have arranged a joint Euro medium-term note (“MTN”) program of U.S.$5 billion. Mitsui guarantees notes issued by these overseas subsidiaries. For raising short-term funds, Mitsui & Co. (U.S.A.), Inc. has a U.S.$1.5 billion U.S. domestic commercial paper program, and we have made arrangements for commercial paper programs in some other overseas markets.

Unused lines of credit, for short-term financing outside of Japan, aggregated ¥626.6 billion at March 31, 2007. Certain overseas subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material in each of the past three years.

Taking advantage of a favorable financial market environment, during the year ended March 31, 2007, we increased long-term funding by borrowing from financial institutions and issuing bonds in Japan and MTNs in overseas markets for debt retirement and for working capital requirements. There were five bond issues that raised ¥90.0 billion in total (with maturity of 10–12 years) under the shelf-registration in Japan during the year ended March 31, 2007. As a result, long-term debt accounted for approximately 83% of total debt as of March 31, 2007, which we regard as a satisfactory level from the viewpoint of our financial policies.

Approximately 73% of the total of short-term and long-term debt as of March 31, 2007 was denominated in Japanese yen and the rest was primarily denominated in U.S. dollars. We employ certain derivative financial instruments, which include interest rate swaps, currency swaps and foreign exchange forward contracts, to manage financial exposures resulting from our financing activities. Currency swap agreements and foreign exchange forward contracts are used to manage risks associated with the fluctuations in foreign exchange rates. The principal financial derivative instruments that are employed to manage interest rate risk exposure are interest rate swap agreements. A large part of such agreements are used for fair value hedging of fixed rate interest bearing debt, including fixed interest rate borrowing, bonds and notes, converting into floating interest rates based on the three-month or six-month LIBOR. The interest rates on approximately 69% of Mitsui’s long-term debt, other than borrowings for certain projects, were floating after taking into account interest rate swap arrangements as of March 31, 2007.

See Note 26, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” for further description of our risk management policies.

Credit Ratings

To facilitate access to funds from capital markets, Mitsui and certain of our overseas trading or financing subsidiaries have obtained ratings for their commercial paper (short-term debt) and long-term unsecured senior debt and/or long-term corporate credit from Rating and Investment Information, Inc. (“R&I”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Services (“S&P”). Medium-term note program rating has also been given for the above-mentioned MTN program by R&I and Moody’s. The ratings as of June 2007 were as follows:

	R&I	Moody’s	S&P
Commercial Paper rating	a-1+	P-1	A-1

Long-term corporate credit rating	AA-	–	A

Long-term unsecured senior debt rating	AA-	A2*	–

Medium-term note program rating	AA-	A2	–

*	Rating for long-term unsecured notes issued under the MTN program

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

In addition, S&P in May 2007 revised to positive from stable its outlook on the long-term corporate credit rating based on the level of improvement in the balance between capital and risk assets by capital accumulation.

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

Liquidity Management

For the interest rate structure and the maturity profile of our outstanding debt, see Note 13, “SHORT-TERM, LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES.”

Cash and cash equivalents were ¥800.0 billion, ¥697.1 billion and ¥791.8 billion as of March 31, 2007, 2006 and 2005, respectively.

As of March 31, 2007, net interest bearing debt (interest bearing debt less cash and cash equivalents and time deposits) was ¥3,098.4 billion, an increase of ¥267.8 billion from ¥2,830.6 billion as of March 31, 2006. However, the Net DER improved from 1.69 as of March 31, 2006 to 1.47 as of March 31, 2007.

The ratio of current assets to current liabilities remained comparable from 135.2% as of March 31, 2006 to 133.2% as of March 31, 2007. The increases in investments and other non-current assets are financed mainly by the increases in long-term debt.

As of March 31, 2007, we had given guarantees for obligations of various third parties and associated companies. These guarantees are not expected to require substantial use of our capital resources. We have not had any material payment requirements resulting from these guarantees for the past three years. For details on guarantees issued by us, see Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES.”

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

We held ¥800.0 billion of cash and cash equivalents as of March 31, 2007 in comparison to ¥161.4 billion of outstanding debt with current maturities including commercial paper, MTNs and bonds. Of the cash and cash equivalents, approximately 56% was held by Mitsui and approximately 95% was denominated in Japanese yen. We believe that we maintain sufficient liquidity to satisfy our working capital and debt-service requirements for the foreseeable future through existing cash and cash equivalents and time deposits, the sales of certain assets in parallel with outside borrowings from financial institutions, as well as, the issuance of bonds and notes.

We plan to contribute ¥8.7 billion to our defined-benefit pension plans for the year ending March 31, 2008. This cash requirement will be managed under our funding policy mentioned above.

Investment Plans and Financial Policies of the Medium-Term Management Outlook

In May 2006, under our Medium-term Management Outlook, we announced that we planned approximately ¥800 billion expenditure for investments in associated companies, and property and equipment during the two years ending March 31, 2007 and 2008, as well as ¥100 to 200 billion divestiture of existing assets. For the year ended March 31, 2007, net cash used in investing activities was ¥418.0 billion, among which ¥504.2 billion was used in the operating segments other than All Other Segment(*) and Adjustments and Eliminations. We recognize that we have implemented the investment plan ahead of the forecast in May 2006.

As of the issuing date of this annual report, we forecast net cash used in investing activities for the year ending March 31, 2008 to be approximately ¥200 billion. Forecasted total investing cash outflows are ¥800 billion—excluding those for liquidity management—reflecting a long list of prospective investment opportunities in mineral resources and energy businesses and others. At the same time, forecasted total cash inflows from divestiture of assets are ¥600 billion—also excluding those for liquidity management. In April 2007, we completed collections of U.S.$1,862.5 million through the transfer of part of our share in the Sakhalin II project and U.S.$981 million through the sale of all our stake in Sesa Goa Limited (India); and came to an agreement to collect approximately U.S.$300 million through the divestiture of all oil and gas interests at Wandoo Petroleum Pty Limited (Australia). All operating segments are proactively seeking opportunities for divesting existing assets which no longer has strategic meanings.

(*)	Financial services from and to Mitsui and its subsidiaries referred to in “Funding and Treasury Policies and Objectives” and “Liquidity Management” above are provided by the All Other Segment. Acquisitions of and proceeds from sales of available-for-sale securities as investing activities in the Statements of Consolidated Cash Flows are mostly conducted by the All Other Segment which includes the units in charge of corporate financing and liquidity management as discussed in “Funding Sources.”

Considering the above-mentioned ¥200 billion of net cash used in investing activities as well as increase of shareholders’ equity from operating activities, we forecast that total interest bearing debt as of March 31, 2008 will remain at the same level as March 31, 2007. We will procure funds for refinance by direct financing from capital markets and fund raising—including project finance—from the private sector and government financing agencies, especially paying attention to the trend of Japanese yen interest rate. We also forecast a Net DER of around 1.3 as of March 31, 2008.

Many of the projects in the investment plan involve bidding. The outcome of bidding will have an effect on our actual cash flows and financial condition for the year ending March 31, 2008.

Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2007 were ¥9,813.3 billion, an increase of ¥1,239.7 billion from ¥8,573.6 billion as of March 31, 2006.

Current assets as of March 31, 2007 were ¥5,073.8 billion, an increase of ¥327.0 billion from ¥4,746.8 billion as of March 31, 2006 due to increases in the following items:

•

Cash and cash equivalents increased by ¥102.9 billion, mainly at Mitsui Oil Exploration Co., Ltd. (Japan) which was acquired during the year ended March 31, 2007 and at Mitsui Iron Ore Development Pty. Ltd. (Australia) which recorded increased sales.

•	Trade receivables—accounts increased by ¥202.5 billion, mainly in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment boosted by higher market prices of commodities.

Total current liabilities as of March 31, 2007 were ¥3,810.2 billion, an increase of ¥299.3 billion from ¥3,510.9 billion as of March 31, 2006. The main factors were as follows:

•	Short-term debt increased by ¥117.9 billion mainly at overseas financial subsidiaries.

•	Trade payables—accounts increased by ¥204.6 billion corresponding to the above-mentioned increase in trade receivables—accounts.

As a result, working capital, or current assets minus current liabilities, as of March 31, 2007 was ¥1,263.6 billion, a ¥27.7 billion increase from ¥1,235.9 billion as of March 31, 2006.

The sum of total investments and non-current receivables, property and equipment—at cost, intangible assets less accumulated amortization, deferred tax assets—non current and other assets totaled ¥4,739.5 billion as of March 31, 2007, a ¥912.8 billion increase from ¥3,826.7 billion as of March 31, 2006, mainly due to the following factors:

•

Within total investments and non-current receivables, investments in and advances to associated companies as of March 31, 2007 were ¥1,587.6 billion, a ¥287.0 billion increase from ¥1,300.6 billion as of March 31, 2006. Major components were:

—	the investments in Sakhalin Energy Investment Company Ltd. (Bermuda), a project implementing vehicle of the Sakhalin II project, for ¥110.0 billion (including effect from foreign exchange translation of ¥2.2 billion) in the Energy Segment;

—	the acquisition of gas distribution business in Brazil for ¥30.7 billion (including effect from foreign exchange translation of ¥3.3 billion) in the Machinery & Infrastructure Projects Segment;

—	the acquisition of shares in Asahi Tec Corporation (Japan), an automobile parts manufacturer, for ¥11.8 billion in the Machinery & Infrastructure Projects Segment;

—	the investment in Greenfield Energy Center LP (Canada), an independent power producer, for ¥11.4 billion in the Machinery & Infrastructure Projects Segment;

—	the acquisition of shares in Moshi Moshi Hotline, Inc. (Japan), a telemarketing company, for ¥10.5 billion in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment; and

—	the acquisition of shares of Toyo Engineering Corporation (Japan), a plant engineering company, for ¥10.3 billion in the Machinery & Infrastructure Projects Segment.

In addition to the above-mentioned increases, there were increases which do not involve cash outflow such as:

—	increases in equity in earnings (before tax effect) of ¥102.6 billion (net of ¥110.1 billion dividends received from associated companies);

—	a ¥49.1 billion net improvement in foreign exchange translation cumulative adjustments; and

—	a decrease of ¥93.1 billion as Mitsui Oil Exploration Co., Ltd., formerly an associated company, became a subsidiary and was consolidated line by line, while ¥38.0 billion investments in associated companies held by Mitsui Oil Exploration Co., Ltd. were newly recorded;

The following table shows the details of investments in and advances to associated companies as of March 31, 2007 and 2006 by operating segment.

	Billions of Yen
	As of March 31,		Change
	2007	2006
Iron & Steel Products	¥22.0	¥22.8	¥(0.8)
Iron & Steel Raw Materials and Non-Ferrous Metals	258.3	221.8	36.5
Machinery & Infrastructure Projects	383.2	290.4	92.8
Chemical	46.2	49.5	(3.3)
Energy	564.8	483.5	81.3
Foods & Retail	57.0	54.8	2.2
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	112.7	93.9	18.8
Logistics & Financial Markets	33.9	26.0	7.9
Americas	39.0	9.7	29.3
Europe	14.9	13.3	1.6
Asia	8.7	3.9	4.8
Other Overseas Areas	35.5	20.0	15.5

Total	1,576.2	1,289.6	286.6

All Other	10.5	9.3	1.2
Adjustments and Eliminations	0.9	1.7	(0.8)

Consolidated Total	¥1,587.6	¥1,300.6	¥287.0

•	Other investments as of March 31, 2007 were ¥1,238.9 billion, a ¥303.2 billion increase from ¥935.7 billion as of March 31, 2006. This is because:

—	the principal expenditures were purchases of shares in Recruit Co., Ltd., which provides human resources and information services in Japan, for ¥27.0 billion and investment in a partnership which owns Skylark Co., Ltd., a major restaurant chain in Japan, for ¥10.0 billion;

—	there were significant transactions that did not involve cash outflow. Investment in shares in INPEX Holdings Inc., a Japanese oil and gas exploration and producing company, of ¥180.3 billion held by Mitsui Oil Exploration Co., Ltd. was recorded as a result of the acquisition of Mitsui Oil Exploration Co., Ltd., and investment in shares in Toho Titanium Co., Ltd. (Japan) of ¥40.5 billion was recorded, which was previously recorded as an associated company; and

—	there were no significant net movements in unrealized holding gains and losses on available-for-sale securities (excluding the effect from the above-mentioned INPEX Holdings Inc. and Toho Titanium Co., Ltd.).

•

Property leased to others—at cost, less accumulated depreciation as of March 31, 2007, was ¥259.2 billion, a ¥40.6 billion increase from ¥218.6 billion as of March 31, 2006. Major factors were the acquisitions of rolling stock for ¥16.4 billion and ocean transport vessels for ¥10.3 billion in the Machinery & Infrastructure Projects Segment and real estate for ¥8.2 billion principally in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment.

•	Property and equipment—at cost as of March 31, 2007 was ¥988.3 billion, a ¥242.1 billion increase from ¥746.2 billion as of March 31, 2006. Major components were as follows:

—	the newly acquired oil and gas producing interest in the offshore Gulf of Mexico for ¥55.6 billion (including effect from foreign exchange translation of ¥0.2 billion);

—	the oil and gas projects of Enfield and Vincent oil field in Australia, Tui oil field in New Zealand and an oil and gas project in Oman in total for ¥42.0 billion (including effect from foreign exchange translation of ¥3.0 billion);

—	the iron ore and coal mining projects in Australia for ¥66.5 billion (including effect from foreign exchange translation of ¥20.1 billion); and

—	the Onslow salt field in Australia for ¥11.1 billion (including effect from foreign exchange translation of ¥0.6 billion).

In addition, property and equipment valued at ¥62.0 billion at Mitsui Oil Exploration Co., Ltd. was newly recorded as of March 31, 2007.

The following table shows the details of property leased to others—at cost and property and equipment—at cost as of March 31, 2007 and 2006 by operating segment.

	Billions of Yen
	As of March 31,
	2007	2006	Change
Iron & Steel Products	¥22.9	¥23.4	¥(0.5)
Iron & Steel Raw Materials and Non-Ferrous Metals	215.0	147.0	68.0
Machinery & Infrastructure Projects	142.2	102.5	39.7
Chemical	71.9	60.7	11.2
Energy	351.6	180.3	171.3
Foods & Retail	62.5	68.5	(6.0)
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	103.2	94.6	8.6
Logistics & Financial Markets	60.7	58.6	2.1
Americas	40.4	48.1	(7.7)
Europe	11.5	11.8	(0.3)
Asia	5.5	5.3	0.2
Other Overseas Areas	1.1	1.1	0.0

Total	1,088.5	801.9	286.6

All Other	25.8	23.2	2.6
Adjustments and Eliminations	133.2	139.7	(6.5)

Consolidated Total	¥1,247.5	¥964.8	¥282.7

Long-term debt, less current maturities as of March 31, 2007 was ¥2,887.5 billion, an increase by ¥228.8 billion from ¥2,658.7 billion as of March 31, 2006. This increase was primarily due to increases in borrowings from financial institutions associated with funding for various investments at Mitsui, Mitsui & Co. (U.S.A.), Inc. and ocean vessels and real estate leasing subsidiaries.

Shareholders’ equity as of March 31, 2007 was ¥2,110.3 billion, an increase of ¥432.4 billion from ¥1,677.9 billion as of March 31, 2006, primarily due to a ¥54.8 billion increase in common stock and capital surplus as a result of conversion of bonds, the increase in retained earnings of ¥248.1 billion, net improvement in foreign currency translation adjustments of ¥73.9 billion as a result of the stronger Australian dollar, U.S. dollar and Euro against Japanese yen, and net improvement in unrealized holding gains on available-for-sale securities of ¥42.8 billion.

Cash Flows

	Billions of Yen
	Years Ended March 31,
	2007	2006	2005
Net cash provided by operating activities	¥239.3	¥146.4	¥200.1
Net cash used in investing activities	(418.0)	(347.3)	(224.0)
Net cash provided by financing activities	272.3	92.3	171.3
Effect of exchange rate changes on cash and cash equivalents	9.4	13.9	6.1

Net increase (decrease) in cash and cash equivalents	¥103.0	¥(94.7)	¥153.5

Cash Flows during the Year Ended March 31, 2007

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2007 was ¥239.3 billion. Major components were:

•	Operating income which increased steadily in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, the Energy Segment, the Machinery & Infrastructure Projects Segment and other segments;

•

Dividends received totaling ¥160.1 billion from our mineral resources and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia), Valepar S.A. (Brazil), and other Middle Eastern LNG companies, as well as our investments in third parties; and

•	Payments of ¥99.1 billion for corporate income taxes.

In addition, during the year ended March 31, 2007, the changes in operating assets and liabilities, especially a significant increase in trade receivables gave a negative impact of ¥137.7 billion on cash flows from operating activities in the Statements of Consolidated Cash Flows. Refer to the relevant discussion in “Assets, Liabilities and Shareholders’ Equity.”

Net cash provided by operating activities increased by ¥92.9 billion for the year ended March 31, 2007 from the year ended March 31, 2006. The reasons for this increase were operating income which increased mainly in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and the Energy Segment as well as increased dividend income.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2007 was ¥418.0 billion. The principal details are as follows:

•

A total of ¥222.4 billion was paid out for investments in and advances to associated companies, and proceeds of ¥34.3 billion were collected from sales of investments in and collection of advances to associated companies. As a result, net cash outflow was ¥188.1 billion. The major factors are as below:

—	Investment in preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda) for ¥107.8 billion* in the Energy Segment;

—	Expenditure for Greenfield Energy Center LP (Canada) for ¥11.4 billion in the Machinery & Infrastructure Projects Segment;

—	Acquisition of shares in Asahi Tec Corporation (Japan) for ¥11.8 billion in the Machinery & Infrastructure Projects Segment;

—	Acquisition of gas distribution operations in Brazil for ¥10.3 billion* in the Machinery & Infrastructure Projects Segment; and

—	Acquisition of shares in Toyo Engineering Corporation (Japan) for ¥10.3 billion in the Machinery & Infrastructure Projects Segment.

As a major sale of investment, Mitsui obtained ¥16.5 billion through the sale of shares in Toho Titanium Co., Ltd. (Japan).

•

A total of ¥327.4 billion was paid for additions to property leased to others and property and equipment, and proceeds of ¥52.8 billion was provided from sales of property leased to others and property and equipment. As a result, net cash outflow was ¥274.6 billion. The major factors are as below:

—	Payment of ¥53.8 billion* for the acquisition of the oil and gas project in the offshore Gulf of Mexico in the Energy Segment;

—	Payment of ¥57.8 billion* for the acquisition of property and equipment for the iron ore and coal mining projects in Australia in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment;

—	Payment in total of ¥36.8 billion* for the acquisition of property and equipment for the oil and gas projects of the Enfield and Vincent oil field in Australia, Tui oil field in New Zealand and oil and gas project in Oman in the Energy Segment; and

—	Payment in total of ¥71.0 billion for additions to and proceeds of ¥18.7 billion in total from sales of rolling stock for lease in the Machinery & Infrastructure Projects Segment.

•

A total of ¥236.8 billion was used for the acquisition of available-for-sale and held-to-maturity securities and other investments, and proceeds of ¥227.6 billion were received from sales of securities. As a result, net cash outflow was ¥9.2 billion. Cash outflow and inflow in connection with debt securities include payment of ¥84.1 billion for acquisition and proceeds of ¥125.0 billion from sales and redemption for the purpose of corporate fund management. Other major factors are:

—	Acquisition of shares of Recruit Co., Ltd. for ¥27.0 billion in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment; and

—	Investment in partnership which owns Skylark Co., Ltd. for ¥10.0 billion in the Logistics & Financial Markets Segment.

*	Cash flows in foreign currencies are translated into yen, based on the average foreign exchange rates throughout the fiscal year, and therefore differ from the amounts appearing in “Assets, Liabilities and Shareholders’ Equity,” which were translated at the current rate as of March 31, 2007.

•

A total of ¥11.5 billion, net of cash acquired, was used for acquisitions of subsidiaries. Major factors include acquisitions of a rolling stock leasing company, Siemens Dispolok GmbH (Germany), and a gas distribution company, Gas Participacoes Ltda. (Brazil), in the Machinery & Infrastructure Projects Segment, and a salt field development company, Salt Asia Holdings Pty. Ltd. (Australia), in the Chemical Segment. On the other hand, there was a ¥37.3 billion positive effect, net of cash used in the acquisition, resulting from the acquisition of Mitsui Oil Exploration Co., Ltd.

The following table shows net cash provided by (used in) investing activities for the year ended March 31, 2007 by operating segment.

Billions of Yen
Year Ended March 31, 2007
Iron & Steel Products	¥(10.3)
Iron & Steel Raw Materials and Non-Ferrous Metals	(37.9)
Machinery & Infrastructure Projects	(166.8)
Chemical	(21.2)
Energy	(168.6)
Foods & Retail	5.8
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	(58.7)
Logistics & Financial Markets	0.4
Americas	(26.6)
Europe	(4.6)
Asia	(1.3)
Other Overseas Areas	(14.4)

Total	(504.2)

All Other and Adjustments and Eliminations	86.2

Consolidated Total	¥(418.0)

Cash flows used in investing activities for the year ended March 31, 2007 increased by ¥70.7 billion from the year ended March 31, 2006. Major factors in investing cash flows for the year ended March 31, 2006 included an investment of ¥83.5 billion in the preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda), ¥50.0 billion in shares of Seven & i Holdings Co., Ltd. and ¥35.8 billion in iron ore and coal mining projects in Australia.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended March 31, 2007 was ¥272.3 billion. Major factors were as below:

•

Net cash inflow from short-term debt amounted to ¥70.8 billion due to increase of short-term debt at overseas financial subsidiaries. Net of proceeds from and repayments of long-term debt were ¥239.1 billion. Mitsui increased long-term corporate bonds and borrowings from financial institutions in response to the above-mentioned investing activities.

•	Dividend paid by Mitsui totaled ¥53.4 billion.

Net cash provided by financing activities for the year ended March 31, 2007 increased by ¥180.0 billion from the year ended March 31, 2006. We procured higher levels of short-term and long-term funds for the year ended March 31, 2007, whereas Mitsui raised ¥203.8 billion (net of stock issuance costs before taxes) from the public offering of 130 million shares in February 2006 and the third party allotment of 9.75 million shares in March 2006 for the year ended March 31, 2006. Refer to Funding Sources above, for details of our fund procurement for the year ended March 31, 2007.

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

In addition, during the year ended March 31, 2006, the changes in operating assets and liabilities, especially a significant increase in trade receivables gave a negative impact of ¥154.0 billion on cash flows. Refer to the relevant discussion in “Assets, Liabilities and Shareholders’ Equity.”

Net cash provided by operating activities decreased by ¥53.7 billion for the year ended March 31, 2006 from the year ended March 31, 2005. The reasons for this decrease were as follows:

•	Changes in current assets and liabilities which increased by ¥157.3 billion from the year ended March 31, 2005; and

•

Operating income which increased by ¥77.8 billion in total, mainly attributable to a ¥35.3 billion increase in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment and a ¥16.5 billion increase in the Energy Segment.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2006 totaled ¥347.3 billion. The principal details are as follows:

•

A total of ¥175.8 billion was paid for investments in and advances to associated companies, and proceeds of ¥37.6 billion from sales of investments in and collection of advances to associated companies were received, which resulted in net cash outflow of ¥138.2 billion. The major factors are as below:

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

•

A total of ¥247.1 billion was paid for acquisition of property leased to others and property and equipment, and proceeds of ¥74.0 billion from sales of property leased to others and property and equipment was provided, which resulted in net cash outflow of ¥173.1 billion. The major factors include:

—	Payments of ¥35.8 billion for the acquisition of facilities for the development of iron ore and coal mines in Australia in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment.

—	Payment of ¥23.0 billion for the acquisition of office buildings in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment;

—	Payment of ¥21.8 billion* for the acquisition of property and equipment for the Enfield crude oil project in Western Australia in the Energy Segment;

—	Payments of ¥62.2 billion to purchase rolling stock and aircraft for lease, and proceeds of ¥44.0 billion from the sales of rolling stock and aircraft for lease in the Machinery & Infrastructure Projects Segment; and

—	Proceeds of ¥6.4 billion from the sale of Mitsui’s corporate welfare facilities.

•

A total of ¥190.3 billion was used for the acquisition of available-for-sale and held-to-maturity securities and other investments, and proceeds of ¥139.2 billion from sales of securities were received, which resulted in net cash outflow of ¥51.1 billion. Cash outflow and inflow in connection with debt securities includes payment of ¥53.5 billion for acquisition and proceeds of ¥56.2 billion from sales and redemption for the purpose of corporate fund management. Major cash outflows in connection with acquisition of financial assets were:

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
	Year Ended March 31, 2006
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

Cash flows used in investing activities for the year ended March 31, 2006 increased by ¥123.3 billion from the year ended March 31, 2005. Major factors in investing cash flows for the year ended March 31, 2005 included an investment of ¥80.7 billion in the preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda), ¥64.4 billion for the acquisition of mineral rights and property and equipment in the Enfield crude oil project in Western Australia and an investment of ¥62.2 billion in IPM Eagle LLP (United Kingdom), as well as an inflow of ¥14.5 billion from the sale of shares in Vodafone K.K.

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended March 31, 2006 was ¥92.3 billion. Major factors were as below:

•	Mitsui raised ¥203.8 billion (net of stock issuance costs before taxes) from the public offering and the third party allotment of shares.

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

Net cash flow provided from financing activities for the year ended March 31, 2006 decreased by ¥79.0 billion from the year ended March 31, 2005. For the year ended March 31, 2005, there were higher levels of long-term funds procured through borrowing from financial institutions and the issuance of bonds. Refer to Funding Sources above for details of our fund procurement for the year ended March 31, 2006.

C.	Research & Development

For the year ended March 31, 2007, research and development (“R&D”) expenses for the various R&D activities underway totaled ¥3.9 billion, which included ¥2.3 billion in the Chemical Segment related to nanotechnology, biotechnology and life science and ¥1.0 billion in the Foods & Retail Segment.

In the nanotechnology field, a key research area in the Chemical Segment, we have been developing and promoting the commercialization of ethanol separation technology using zeolite membranes, which will dramatically improve the energy efficiency of biomass ethanol production. Biomass ethanol is a renewable energy source, and as such it is being utilized all over the world as an additive for automobile gasoline and fuel for power generation, as a means of addressing the issue of global warming. By realizing improved energy efficiency in the production of biomass ethanol through the use of zeolite membranes, it is expected to contribute to reduction of CO2 emissions and improvement of the global environment.

Carbon nanotubes are expected to be developed for a variety of advanced applications in the future, and we have set up a joint venture with Hodogaya Chemical Co., Ltd. to continue research and development, production and distribution of nanotubes. Some results are close to practical application. Along with this work, we are also carrying out research on related safety issues.

For the years ended March 31, 2006 and 2005, R&D expenses were ¥5.1 billion and ¥5.6 billion respectively, including ¥3.4 billion and ¥3.9 billion expenditure by the Chemical Segment, respectively.

D.	Trend Information

See relevant discussion elsewhere in this item.

E.	Off-Balance Sheet Arrangements

We use off-balance sheet arrangements in the ordinary course of business to further our trading, fund-raising and other activities. Categories of off-balance sheet arrangements are as follows:

Guarantees

The following tables summarize our guarantees as of March 31, 2007 and 2006.

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

	Billions of Yen
As of March 31, 2007:	Maximum potential amount of future payments	Recourse provisions/ collateral	Carrying amount of liabilities
Financial Guarantees	¥213	¥25	¥5
Performance Guarantees	25	5	0
Market Value Guarantees	58	42	—

	Billions of Yen
As of March 31, 2006:	Maximum potential amount of future payments	Recourse provisions/ collateral	Carrying amount of liabilities
Financial Guarantees	¥154	¥29	¥4
Performance Guarantees	33	5	0
Market Value Guarantees	75	47	—

In the furtherance of our trading activities, it is a customary practice for us to guarantee, severally or jointly with others, indebtedness of certain of our customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.

As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or will be responsible for making up any shortfall between the actual sales price and the guaranteed value. In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)-an Interpretation of ARB No. 51” on December 31, 2003, we consolidated ¥20.3 billion and ¥ 20.8 billion of total assets related to certain ocean transport vessels entities at March 31, 2007 and 2006, respectively. This information is provided in Note 24, “VARIABLE INTEREST ENTITIES.”

Sales of Trade Receivables

At March 31, 2007 and 2006, the outstanding amounts of off-balance sheet arrangements in which certain trade receivables are sold to third parties were immaterial.

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

Commitments on Deferred Payments

We had financing commitments totaling ¥2.3 billion at March 31, 2007, principally for financing, on a deferred-payment basis, the cost of ocean transport vessels and equipment to be purchased by our customers. We had no financing commitments at March 31, 2006. Further information is provided in Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES.”

F.	Tabular Disclosure of Contractual Obligations

The following table provides our contractual obligations as of March 31, 2007 and payment due by period of these contractual obligations:

	Billions of Yen
		Payment Due by Period
Contractual Obligations	Balance as of March 31, 2007	March 2008	March 2010	March 2012	After March 2012
Long-Term Debt	¥3,531	¥334	¥762	¥619	¥1,816
Capital Lease Obligations	26	5	11	6	4
Operating Leases	174	37	57	31	49
Purchase Obligations	3,020	713	1,016	677	614
Capital Expenditure Commitments	60	57	3	0	0

Total	¥6,811	¥1,146	¥1,849	¥1,333	¥2,483

The amounts of “Long-Term Debt” include bank borrowings, bonds and long-term trade payables, excluding the effect of the SFAS No. 133 fair value adjustment and capital lease obligations (present value of net minimum lease payments). “Capital Lease Obligations “ represents the schedule of payments for future minimum lease payments. “Operating Leases” represents the schedule of payments for future minimum rentals. Minimum rental payments have not been reduced by minimum sublease rentals of ¥63.7 billion due in the future under noncancelable subleases. “Purchase Obligations” represents the schedule of payments for long-term purchase obligations, net of advance payments of ¥113 billion made to suppliers as of March 31, 2007. The purchased items are principally ocean transport vessels, oil products, chemical materials, metals and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to the market. In general, our customers, primarily large Japanese industrial companies and shipping firms, are also parties to the contracts or by separate agreements and are committed to purchase the items from us.

“Capital Expenditure Commitments” represents the unpaid amounts of total contracts for the acquisition of plant and equipment in relation to iron ore and coal mining projects and oil producing project at the reporting date but not recognized in the financial statements. The total ¥60 billion includes ¥35 billion for coal mining projects, ¥10 billion for iron ore mining projects. The remaining ¥15 billion represents the additional work program at the Enfield Oil Project in Offshore Australia. The expenditures for other oil and gas producing projects under development and construction of which payment due dates will be fixed reflecting progress of construction are not included. See also “TABLE5. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES” of “SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED).”

In addition to the above, we plan to contribute ¥8.7 billion to our defined benefit pension plans for the year ending March 31, 2008.

The table above excludes estimated interest payments on debt and estimated payments under interest swap. Total cash paid for interest during the year ended March 31, 2007 was ¥96.2 billion.

For additional information regarding long-term debt, capital lease obligations, operating leases and purchase obligations, see Note 13, “SHORT-TERM, LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES,” Note 8, “LEASES,” and Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES,” respectively.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management.

We are managed by a Board of Directors and Executive Officers. As of June 30, 2007, we have thirteen Directors and forty-one Executive Officers including eight of whom are also Directors. In accordance with Mitsui’s Articles of Incorporation, each Director was elected for a term of one year. Each Executive Officer has been appointed by the Board of Directors.

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

As of June 30, 2007, Mitsui’s Executive Officers consisted of one President, five Executive Vice Presidents, five Senior Executive Managing Officers, twelve Executive Managing Officers and eighteen Managing Officers.

The execution of the Directors’ functions (including their functions to supervise and monitor the activities of the Executive Officers) is audited by Corporate Auditors. Each Corporate Auditor is elected by shareholders of Mitsui at a general meeting of shareholders. As of June 30, 2007, we have seven Corporate Auditors. In performing their auditing activities, they act independently of each other while they are constituted, and act through the Board of Corporate Auditors, as the Corporate Law of Japan requires.

Directors, Corporate Auditors and Executive Officers

Our Directors, Corporate Auditors and Executive Officers as of the end of June 2007 were:

Directors

Name	Position

Nobuo Ohashi	Chairman and Director

Shoei Utsuda	Representative Director

Hiroshi Tada	Representative Director

Kazuya Imai	Representative Director

Toshihiro Soejima	Representative Director

Motokazu Yoshida	Representative Director

Hiroshi Ito	Representative Director

Yoshiyuki Izawa	Representative Director

Junichi Matsumoto	Representative Director

Akishige Okada(1)	Director

Nobuko Matsubara(1)	Director

Ikujiro Nonaka(1)	Director

Hiroshi Hirabayashi(1)	Director

(1)	Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi are external directors. See “Item 6.C. Board Practices.”

Corporate Auditors

Name	Position

Tasuku Kondo(2)	Corporate Auditor

Satoru Miura(2)	Corporate Auditor

Motonori Murakami (2)	Corporate Auditor

Ko Matsukata(3)	Corporate Auditor

Yasutaka Okamura(3)	Corporate Auditor

Hideharu Kadowaki(3)	Corporate Auditor

Naoto Nakamura(3)	Corporate Auditor

(2)	Mr. Tasuku Kondo, Mr. Satoru Miura and Mr. Motonori Murakami are full-time Corporate Auditors.
(3)	Mr. Ko Matsukata, Mr. Yasutaka Okamura, Mr. Hideharu Kadowaki and Mr. Naoto Nakamura are external Corporate Auditors. See “Item 6.C. Board Practices.”

Executive Officers

Name	Title and Principal Position
Shoei Utsuda	President and Chief Executive Officer; Chairman, Internal Controls Committee

Gempachiro Aihara	Executive Vice President; Chief Operating Officer, Asia Pacific Business Unit

Hiroshi Tada	Executive Vice President; Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II

Yasunori Yokote	Executive Vice President; Chief Operating Officer, Americas Business Unit

Kazuya Imai	Executive Vice President; Chief Financial Officer; Corporate Staff Division (Investor Relations Division, Investment Administration Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Accounting Division, Finance Division, Credit Risk Management Division, Market Risk Management Division, Financial Planning Division); Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Chairman, Disclosure Committee; Director, Mitsui & Co. (U.S.A), Inc.

Toshihiro Soejima	Executive Vice President; Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit

Motokazu Yoshida	Senior Executive Managing Officer; Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, Corporate Communication Division, CSR Promotion Division); New Business Promotion; Environmental Matters; Chief Operating Officer, Business Process Re-Engineering Project Headquarters; Chairman, CSR Promotion Committee

Ken Abe	Senior Executive Managing Officer; Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit

Hiroshi Ito	Senior Executive Managing Officer; First Consumer Service Business Unit; Second Consumer Service Business Unit; Foods & Retail Business Unit; IT Business Unit; Director, Mitsui & Co. (Asia Pacific) Pte. Ltd.

Yoshiyuki Izawa	Senior Executive Managing Officer; First Chemicals Business Unit; Second Chemicals Business Unit; Domestic Offices and Branches; Director, Mitsui & Co. Europe Holdings PLC; Chairman, Portfolio Management Committee

Junichi Matsumoto	Senior Executive Managing Officer; Chief Compliance Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Chairman, Compliance Committee

Takao Sunami	Executive Managing Officer; Chief Operating Officer, Marine & Aerospace Business Unit

Shunichi Miyazaki	Executive Managing Officer; General Manager, Internal Auditing Division

Shinjiro Ogawa	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China

Name	Title and Principal Position
Toshimasa Furukawa	Executive Managing Officer; Chief Operating Officer, Infrastructure Projects Business Unit

Jitsuro Terashima	Executive Managing Officer; President & CEO, Mitsui Global Strategic Studies Institute

Koji Nakamura	Executive Managing Officer; General Manager, Osaka Office

Kenichi Yamamoto	Executive Managing Officer; Chief Operating Officer, First Consumer Service Business Unit

Toshio Awata	Executive Managing Officer; General Manager, Nagoya Office

Kiyotaka Watanabe	Executive Managing Officer; Chief Operating Officer, Iron & Steel Products Business Unit

Masaaki Fujita	Executive Managing Officer; Chief Operating Officer, Foods & Retail Business Unit

Junichi Mizonoue	Executive Managing Officer; Chief Operating Officer, second Chemicals Business Unit

Takao Omae	Executive Managing Officer; President, Mitsui Brasileira Importacao e Exportacao S.A.

Masaaki Murakami	Managing Officer; President, Mitsui & Co. Korea Ltd.

Norinao Iio	Managing Officer; Chief Operating Officer, Energy Business Unit II

Osamu Koyama	Managing Officer; Deputy Chief Operating Officer, Americas Business Unit

Terukazu Okahashi	Managing Officer; Deputy General Manager, Osaka Office

Osamu Takahashi	Managing Officer; Chief Operating Officer, IT Business Unit

Hideyo Hayakawa	Managing Officer; General Manager, Legal Division

Hiraku Shimomaki	Managing Officer; Deputy Chief Operating Officer, EMEA (Europe, the Middle East and Africa) Business Unit, President, Mitsui & Co. Deutschland GmbH

Shigeru Hanagata	Managing Officer; Chief Operating Officer, Motor Vehicles Business Unit

Masami Iijima	Managing Officer; Chief Operating Officer, Mineral & Metal Resources Business Unit

Seiichi Tanaka	Managing Officer; General Manager, Human Resources & General Affairs Division

Masayoshi Komai	Managing Officer; Deputy Chief Representative of Mitsui & Co., Ltd. in China; Managing Director, Mitsui & Co. (Shanghai) Ltd.

Katsumi Ogawa	Managing Officer; Chief Operating Officer, Financial Markets Business Unit

Akio Yamamoto	Managing Officer; President, Mitsui & Co. (Thailand) Ltd.

Yoshinori Setoyama	Managing Officer; Chief Operating Officer, First Chemicals Business Unit

Noriaki Sakamoto	Managing Officer; Deputy Chief Operating Officer, Americas Business Unit

Masahiko Okamura	Managing Officer; Chief Operating Officer, Second Consumer Service Business Unit

Fuminobu Kawashima	Managing Officer; Chief Operating Officer, Energy Business Unit I

Masaaki Iida	Managing Officer; Chief Operating Officer, Transportation Logistics Business Unit

The date of birth, the current position and the prior positions of our Directors and Corporate Auditors is provided below.

Directors
Name	Nobuo Ohashi
Date of Birth	September 13, 1938
Current Position	Chairman and Director (since April 1, 2004)
Prior Positions	• 1994	A member of Board of Directors (Director, General Manager of Seoul Branch)
	• 1996	Director, Chief Operating Officer of Foods Unit
	• 1997	Representative Director, Executive Managing Director, Chief Operating Officer of Foods Unit
	• 1998	Representative Director, Executive Managing Director, General Manager of Corporate Planning Division
	• 1999	Representative Director, Senior Executive Managing Director, General Manager of Corporate Planning Division
	• 2000	Representative Director, Executive Vice President
	• 2002/4	Representative Director, Executive Vice President, Group President of Consumer Products & Services Group
	• 2002/10	Chairman and Representative Director

Name	Shoei Utsuda
Date of Birth	February 12, 1943
Current Position	President and Chief Executive Officer, Representative Director (since October 1, 2002)
Prior Positions	• 1997	A member of Board of Directors (Director, General Manager of Machinery, Information Industries Administrative Division)
	• 1998	Director, Chief Operating Officer of Information Business Unit
	• 2000	Representative Director, Executive Managing Director, General Manager of Corporate Planning Division
	• 2002/4	Representative Director, Senior Executive Managing Officer, Chief Strategic Officer, Responsible for Administrative Division

Name	Hiroshi Tada
Date of Birth	March 3, 1945
Current Position	Executive Vice President, Representative Director (since April 1, 2006)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Raw Materials Unit)
	• 2002	Senior Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit, Metal Products & Minerals Group
	• 2003	Executive Managing Officer, Chairman for the Americas, and President and Chief Executive Officer of Mitsui & Co. (U.S.A.), Inc.
	• 2005	Representative Director, Senior Executive Managing Officer

Name	Kazuya Imai
Date of Birth	April 20, 1946
Current Position	Executive Vice President, Representative Director, Chief Financial Officer (since April 1, 2007)
Prior Positions	• 2001	A member of Board of Directors (Director, Executive Vice President of Mitsui & Co. (U.S.A.), Inc.)
	• 2002/1	Director
	• 2002/4	Director, Senior Managing Officer
	• 2002/6	Senior Managing Officer
	• 2004	Executive Managing Officer, General Manager of Internal Auditing Division
	• 2005/4	Senior Executive Managing Officer; Chief Financial Officer; Deputy Chief Operating Officer, Business Process Re-Engineering Project Headquarters
	• 2005/6	Representative Director

Name	Toshihiro Soejima
Date of Birth	November 10, 1946
Current Position	Executive Vice President, Representative Director (since June 22, 2007)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Electronics Device Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Electronics Device Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Electronics Business Unit, Machinery, Electronics & Information Group
	• 2003	Senior Managing Officer, General Manager of Corporate Planning & Strategy Division
	• 2004	Executive Managing Officer, Executive Chief Representative of Mitsui & Co., Ltd. in China
	• 2005	Senior Executive Managing Officer, Executive Chief Representative of Mitsui & Co., Ltd. in China
	• 2007/4	Executive Vice President

Name	Motokazu Yoshida
Date of Birth	January 7, 1948
Current Position	Senior Executive Managing Officer, Representative Director; Chief Information Officer; Chief Operating Officer, Business Process Re-Engineering Project; Chairman, CSR Promotion Committee (since June 22, 2007)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2003	Executive Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit
	• 2004	Executive Managing Officer, Chief Operating Officer of Machinery Business Unit
	• 2005/4	Executive Managing Officer, Chairman for the Americas and President and Chief Operating Officer of Mitsui & Co.(U.S.A.) Inc.
	• 2005/10	Senior Executive Managing Officer and Chairman for the Americas
	• 2007/4	Senior Executive Managing Officer, Chief Information Officer and Chief Operating Officer, Business Process Re-Engineering Project

Name	Hiroshi Ito
Date of Birth	February 8, 1947
Current Position	Representative Director, Senior Executive Managing Officer and Director of Mitsui & Co. (Asia Pacific) Pte. Ltd. since Apr 1, 2007
Prior Positions	• 2003	Managing Officer, Chief Operating Officer of Service Business Unit
	• 2004	Managing Officer, Chief Operating Officer of Consumer Service Business Unit
	• 2005	Executive Managing Officer, Chief Operating Officer of Consumer Service Business Unit
	• 2006/4	Senior Executive Managing Officer
	• 2006/6	Representative Director and Senior Executive Managing Officer

Name	Yoshiyuki Izawa
Date of Birth	February 10, 1948
Current Position	Senior Executive Managing Officer, Representative Director (since June 22, 2007)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Information Business Unit)
	• 2002/4	Director, Senior Managing Officer, Chief Operating Officer of Information Business Unit, Machinery, Electronics & Information Group
	• 2002/6	Senior Managing Officer, Chief Operating Officer of Information Business Unit
	• 2004	Executive Managing Officer and General Manager, Osaka Office
	• 2007/4	Senior Executive Managing Officer and Director, Mitsui & Co. Europe PLC

Name	Junichi Matsumoto
Date of Birth	September 25, 1947
Current Position	Senior Executive Managing Officer, Representative Director, Chief Compliance Officer and Chief Privacy Officer (since June 22, 2007)
Prior Positions	• 2002	Managing Officer, General Manager of Corporate Planning Division
	• 2003	Managing Officer, Deputy General Representative of Mitsui & Co., Ltd. in China
	• 2004	Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit
	• 2005	Executive Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit
	• 2007/4	Senior Executive Managing Officer, Chief Compliance Officer and Chief Privacy Officer

Name	Akishige Okada
Date of Birth	April 9, 1938
Current Position	Director (since June 27, 2003)
Prior Positions	• 1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
	• 1997	President, The Sakura Bank, Ltd.
	• 2001	Chairman of the Board Sumitomo Mitsui Banking Corporation
	• 2002	Chairman of the Board Sumitomo Mitsui Financial Group, Inc.
	• 2005	Advisor, Sumitomo Mitsui Banking Corporation (remaining in the same position on June 30, 2007)

Name	Nobuko Matsubara
Date of Birth	January 9, 1941
Current Position	Director (since June 23, 2006)
Prior Positions	• 1987	Director of International Labor Division, Minister’s Secretariat, the Ministry of Labor
	• 1991	Director-General of Women’s Bureau, the Ministry of Labor
	• 1997	Vice Minister of the Ministry of Labor
	• 1999	President of Japan Association for Employment of Persons with Disabilities
	• 2002	Ambassador Extraordinary and Plenipotentiary of Japan to Italy
	• 2006/1	Advisor to Japan Institute of Workers’ Evolution
	• 2006/7	Chairman of Japan Institute of Workers’ Evolution

Name	Ikujiro Nonaka
Date of Birth	May 10, 1935
Current Position	Director (since June 22, 2007)
Prior Positions	• 1977	Professor, Management Faculty, Nanzan University
	• 1979	Professor, National Defense Academy of Japan
	• 1982	Professor, Institute of Business Research, Hitotsubashi University
	• 1995	Professor, Graduate School of Knowledge Science, JAIST
	• 1997	Xerox Distinguished Professor in Knowledge, University of California, Berkeley
	• 2000	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
	• 2004	Director, Fujitsu Limited
	• 2005	Director, Eisai Co., Limited
	• 2006	Professor Emeritus, Hitotsubashi University

Name	Hiroshi Hirabayashi
Date of Birth	May 5, 1940
Current Position	Director (since June 22, 2007)
Prior Positions	• 1990	Minister, Japanese Embassy in the U.S.A
	• 1992	Envoy, Japanese Embassy in the U.S.A
	• 1993	Director-General, Economic Cooperation Bureau, the Ministry of Foreign Affairs
	• 1995	Chief Cabinet Councilor’s Office on External Affairs, Cabinet Secretariat
	• 1997	Secretary-General, Indo-China Refugees Measures Coordination Conference
	• 1998	Ambassador Extraordinary and Plenipotentiary to India and Bhutan
	• 2002	Ambassador Extraordinary and Plenipotentiary to France and Andorra
	• 2003	Ambassador Extraordinary and Plenipotentiary to Djibouti
	• 2006	Ambassador in charge of Inspection, Ministry of Foreign Affairs
	• 2007/3	Councilor, The Japan Forum on International Relations, Inc.
	• 2007/6	Director, TOSHIBA CORPORATION
	• 2007/6	President, The Japan-India Association

Corporate Auditors
Name	Tasuku Kondo
Date of Birth	August 12, 1942
Current Position	Corporate Auditor (since June 24, 2005)
Prior Positions	• 1996	A member of Board of Directors (Director, General Manager of Finance Division)
	• 1998	Representative Director, Executive Managing Director
	• 2002	Representative Director, Senior Executive Managing Officer and Chief Financial Officer, Responsible for General Accounting Division, Finance Division and Corporate Risk Management Division
	• 2004	Representative Director, Executive Vice President and Chief Financial Officer
	• 2005/4	Representative Director

Name	Satoru Miura
Date of Birth	March 2, 1947
Current Position	Corporate Auditor (since June 22, 2007)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Group)
	• 2002	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit, Metals Group
	• 2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit
	• 2005	Executive Managing Officer, General Manager of Nagoya Office

Name	Motonori Murakami
Date of Birth	November 19, 1948
Current Position	Corporate Auditor (since June 22, 2007)
Prior Positions	• 2003	Managing Officer, General Manager of Accounting Division
	• 2004	Managing Officer, General Manager of General Accounting & Risk Management Division
	• 2006	Executive Managing Officer, Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer

Name	Ko Matsukata
Date of Birth	March 27, 1933
Current Position	Corporate Auditor (since June 27, 1996)
Prior Positions	• 1984	Director and General Manager of Corporate Planning Department, Taisho Marine and Fire Insurance Co., Ltd.
	• 1985	Executive Managing Director and General Manager of Corporate Planning Department, Taisho Marine and Fire Insurance Co., Ltd.
	• 1988	Senior Executive Managing Director, Taisho Marine and Fire Insurance Co., Ltd.
	• 1990/1	Executive Vice President, Taisho Marine and Fire Insurance Co., Ltd.
	• 1990/6	President, Taisho Marine and Fire Insurance Co., Ltd.
	• 1996	Vice Chairman, Mitsui Marine and Fire Insurance Co., Ltd.
	• 1997	Advisor to the Board, Mitsui Marine and Fire Insurance Co., Ltd.
	• 2004	Corporate Auditor, Mitsui Life Insurance Co., Ltd.
	• 2006	Standing Advisor, Mitsui Sumitomo Insurance Co., Ltd.

Name	Yasutaka Okamura
Date of Birth	June 13, 1929
Current Position	Corporate Auditor (since June 27, 2003)
Prior Positions	• 1955	Appointment as Public Prosecutor (Osaka District Public Prosecutor’s Office)
	• 1980	Chief Public Prosecutor, Special Investigation Dept., Tokyo District Public Prosecutor’s Office
	• 1981	Chief Public Prosecutor, Naha District Public Prosecutor’s Office
	• 1984	Chief Cabinet Secretary to the Minister of Justice
	• 1985	Chief of Criminal Bureau, the Ministry of Justice
	• 1988	Administrative Vice-Minister, the Ministry of Justice
	• 1990	Deputy Superintendent Public Prosecutor
	• 1991	Superintendent Public Prosecutor, Tokyo High Public Prosecutor’s Office
	• 1992	Public Prosecutor General
	• 1994	Admission as Attorney at Law
	• 1996	President of International Civil and Commercial Law Centre Foundation

Name	Hideharu Kadowaki
Date of Birth	June 20, 1944
Current Position	Corporate Auditor (since June 24, 2004)
Prior Positions	• 1996	Director and General Manager of Credit Supervision Division II, The Sakura Bank Ltd.
	• 1997	Director and General Manager of Credit Planning Division, The Sakura Bank Ltd.
	• 1998	Managing Director, The Sakura Bank Ltd.
	• 2000	Senior Managing Director and Senior Executive Managing Officer, The Sakura Bank Ltd.
	• 2001	Senior Managing Director and Senior Executive Managing Officer, The Sumitomo Mitsui Banking Corporation
	• 2002/12	Senior Managing Director, Sumitomo Mitsui Financial Group, Inc.
	• 2003/6	Deputy President, Sumitomo Mitsui Financial Group, Inc.
	• 2004/6	Chairman of the Institute, The Japan Research Institute, Limited
	• 2007/6	Corporate Auditor, Mitsui Chemicals, Inc.

Name	Naoto Nakamura
Date of Birth	January 25, 1960
Current Position	Corporate Auditor (since June 23, 2006)
Prior Positions	• 1985/4	Admitted to the member of Second Tokyo Bar Association
	• 1985/4	Joined Mori Sogo Law Office
	• 1998	Founded HIBIYA PARK LAW OFFICES and became a partner
	• 2003/2	Founded Law Firm of Naoto Nakamura (currently Law Firm of Nakamura, Tsunoda & Matsumoto) and became a partner
	• 2003/3	Corporate Auditor, Asahi Breweries, Ltd.
	• 2004	Director, Eisai Co., Ltd.

There is no family relationship between any Directors, Corporate Auditors, Executive Officers and any other persons named above. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director, a Corporate Auditor or a member of the senior management.

B.	Compensation.

The aggregate amount of compensation and benefits in kind paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2007 was ¥4,071 million. A breakdown is provided as below.

Directors and Corporate Auditors

The remuneration of Directors and Corporate Auditors totaling ¥1,011 million during the year ended March 31, 2007 was as follows.

	Number of recipients	Total remuneration paid relating to the year ended March 31, 2007
Directors	11	¥884 million
Corporate Auditors	6	¥127 million
External Directors and Corporate Auditors (included in the above amounts)	7	¥61 million
Total	17	¥1,011 million

Notes:

i)	Limits on remuneration of Directors and Corporate Auditors have been determined by General Meeting of Shareholders resolutions as follows: for Directors, there is a total limit of ¥60 million per month (by resolution of June 27, 2002); for Corporate Auditors, there is a total limit of ¥12 million per month (by resolution of June 24, 2004).
ii)	The above amounts include ¥271 million in bonuses for Directors (excluding external Directors), which was approved at the 88th General Meeting of Shareholders on June 22, 2007. In advance of Notice of the 88th Ordinary General Meeting of Shareholder to Mitsui’s shareholders, the Remuneration Committee, an advisory body of the Mitsui’s Board of Directors chaired by an External Director, reported to the Board of Directors that ¥271 million was an appropriate amount for bonuses.
iii)	The Board of Directors determines the amount of bonuses payable to each Director.

The amounts of Directors’ bonuses have been set reflecting the level of consolidated net income pursuant to certain formulas which the Board of Directors and the Remuneration Committee have reviewed and modified step by step. Now total bonuses for Directors (excluding External Directors) will be calculated as the lesser of consolidated net income x 0.1% and ¥500 million, which will be payable to each director in proportionate allocation according to points given to each Director’s position. The Remuneration Committee also reviewed the formula and reported to the Board of Directors in advance of the Board of Directors’ decision to establish the formula.

Executive Officers

The remuneration of Executive Officers (excluding Executive Officers who are also Directors) totaled ¥2,365 million during the year ended March 31, 2007, which comprised of ¥1,035 million bonuses and ¥1,330 million monthly remunerations. The Remuneration Committee also reviews and reports to the Board of Directors on appropriateness of remuneration system and compensation levels for Executive Officers.

Pension Plans and Retirement Allowances

In addition, the aggregate amount of benefits from Directors’ and Corporate Auditors’ Pension Plans and retirement allowances for retiring Directors and Corporate Auditors—accrued prior to the abolition of the retirement allowance system—paid during the year ended March 31, 2007 was ¥695 million.

Our retirement allowance system for Directors and Corporate Auditors was abolished pursuant to a resolution of the Board of Directors in February 2004. Up to this resolution, in accordance with customary Japanese business practices, a retiring Director or Corporate Auditor was entitled to receive a retirement allowance, which was subject to approval by shareholders at a general meeting of shareholders. The amount of the retirement allowance generally reflected the number of years of service, rank at the time of retirement and special contributions to our performance. After the abolition of the retirement allowance system, retirement allowances are not paid except for those accrued prior to the abolition.

The aggregate amount set aside by us to provide pension benefits to Directors and Corporate Auditors was ¥2,651 million as of March 31, 2007.

Mitsui has no stock option plans for Mitsui’s Directors and Senior Management as of June 30, 2007.

C.	Board Practices.

The information in “Item 6.A. Directors and Senior Management” is incorporated into this section by reference.

None of our Directors have entered into any service contracts with us providing for benefits upon termination of his or her employment.

The Corporate Law of Japan allows a company to adopt the “Committee System” as the framework for corporate governance. We have decided, however, to maintain the corporate auditor system because we believe that our Corporate Auditors, of whom three are full-time and four are external Auditors as of June 30, 2007 and their functions are legally defined and reinforced, provide adequate auditing functions. Furthermore, internal Directors are familiar with our business operations and can therefore contribute to effective management. Although we retained the corporate auditor system, we have decided to adopt certain aspects of the Committee System and have established three committees (the Governance Committee, the Nomination Committee, and the Remuneration Committee) to provide advice to the Board of Directors. In addition, other measures have been taken, such as shortening the term of Directors and Executive Officers from two years to one year, eliminating the retirement allowance, and increasing the number of external Directors.

Our Directors and Corporate Auditors are elected at the general meeting of shareholders. In accordance with our Articles of Incorporation, the normal term of office for our Directors is one year(1) and for our Corporate Auditors is four years. However, they may both serve any number of consecutive terms. The following table shows our Directors’, Corporate Auditors’ and Executive Officers’ terms of office and their shareholdings as of June 30, 2007.

	Length of Time Served in Office (From Appointment to June 2007)(1)	Shareholdings as of June 30, 2007
Director:
Nobuo Ohashi	13 years	72,395
Shoei Utsuda	10 years	51,333
Hiroshi Tada	4 years	21,580
Kazuya Imai	3 years	15,131
Toshihiro Soejima	1 year	14,883
Motokazu Yoshida	1 year	13,020
Hiroshi Ito	1 year	16,965
Yoshiyuki Izawa	2 years	13,482
Junichi Matsumoto	Less than 1 year	16,358
Akishige Okada(2)	4 years	1,468
Nobuko Matsubara(2)	1 year	580
Ikujiro Nonaka(2)	Less than 1 year	0
Hiroshi Hirabayashi(2)	Less than 1 year	0

Note (1)	At Mitsui’s ordinary general meeting of shareholders held on June 24, 2004, an amendment to the Articles of Incorporation was resolved whereby the normal term of office for Directors has been changed from two years to one year.
Note (2)	Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi are external Directors.

	Date of Expiration of Current Term of Office	Length of Time Served in Office (From Appointment to June 2007)	Shareholdings as of June 30, 2007
Corporate Auditor:
Tasuku Kondo	June 2009	2 years	23,895
Satoru Miura	June 2011	Less than 1 year	13,874
Motonori Murakami	June 2011	Less than 1 year	22,203
Ko Matsukata(3)	June 2009	11 years	15,259
Yasutaka Okamura(3)	June 2011	4 years	6,283
Hideharu Kadowaki(3)	June 2008	3 years	5,204
Naoto Nakamura(3)	June 2010	1 year	0

Note (3)	Mr. Ko Matsukata, Mr. Yasutaka Okamura, Mr. Hideharu Kadowaki and Mr. Naoto Nakamura are external Corporate Auditors.

	Length of Time Served in Office (From Appointment to June 2007)(4)	Shareholdings as of June 30, 2007
Executive Officer (excluding Executive Officers who are also a Director):
Gempachiro Aihara	7 years	19,075
Yasunori Yokote	7 years	22,168
Ken Abe	5 years	25,714
Takao Sunami	5 years	15,796
Shunichi Miyazaki	5 years	15,138
Shinjiro Ogawa	5 years	15,134
Toshimasa Furukawa	5 years	14,394
Jitsuro Terashima	4 years	23,837
Koji Nakamura	3 years	11,551
Kenichi Yamamoto	3 years	11,927
Toshio Awata	3 years	8,766
Kiyotaka Watanabe	2 years	5,173
Masaaki Fujita	2 years	4,235
Junichi Mizonoue	2 years	4,133
Takao Omae	2 years	8,915
Masaaki Murakami	3 years	18,100
Norinao Iio	2 years	4,673
Osamu Koyama	2 years	1,912
Terukazu Okahashi	1 year	9,094
Osamu Takahashi	1 year	5,930
Hideyo Hayakawa	1 year	1,785
Hiraku Shimomaki	1 year	5,281
Shigeru Hanagata	1 year	8,785
Masami Iijima	1 year	9,912
Seiichi Tanaka	1 year	1,785
Masayoshi Komai	Less than 1 year	3,350
Katsumi Ogawa	Less than 1 year	350
Akio Yamamoto	Less than 1 year	1,525
Yoshinori Setoyama	Less than 1 year	12,375
Noriaki Sakamoto	Less than 1 year	375
Masahiko Okamura	Less than 1 year	3,519
Fuminobu Kawashima	Less than 1 year	9,350
Masaaki Iida	Less than 1 year	2,350

Total Shareholdings by Directors, Corporate Auditors, and Executive Officers		630,320

Note (4)	The rules of Executive Officers provide for the term of the Executive Officers as one year starting April 1 and ending March 31.

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

Exemption from Certain Corporate Governance Requirements of NASDAQ.

Nasdaq Marketplace Rule 4350(a)(1) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission each requirement of Rule 4350 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements. Such requirements of Rule 4350 and the relevant home country practices we follow are described below:

•

Nasdaq Marketplace Rule 4350(b) requires that there be a distribution to shareholders of copies of our annual report containing our audited financial statements a reasonable period of time prior to our annual meeting of shareholders. In accordance with the Corporate law of Japan, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with the Corporate Law of Japan, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited consolidated and unconsolidated financial statements prepared in accordance with U.S. GAAP and Japanese GAAP, respectively, in Japanese. Concurrently with such distribution, we distribute our audited consolidated and unconsolidated financial statements prepared in accordance with U.S. GAAP and Japanese GAAP, respectively, in English to the depository for the ADSs, and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

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

•

Nasdaq Marketplace Rule 4350(d)(2) requires that each issuer have and will continue to have an audit committee of at least three members, each of whom (1) is independent as defined under Rule 4200(a)(15), (2) meets the requirements of Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, (3) has not participated in the preparation of the financial statements of the issuer or any current subsidiary thereof at any time during the past three years, and (4) is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement, as required by Rule 4350(d)(2). Nasdaq Marketplace Rule 4350(d)(1) requires that each issuer have adopted a formal written audit committee charter specifying the items enumerated in that rule and that its audit committee have reviewed and reassessed the adequacy of the charter on an annual basis. Under the Corporate Law of Japan, we are not required to establish or maintain such an audit committee. The Corporate Law of Japan has no independence requirement with respect to directors of “large” companies (defined under the Corporate Law of Japan as joint stock corporations with stated capital of ¥500 million or more or with total liabilities equal to or exceeding ¥20 billion), including Mitsui, that employ a corporate governance system based on a board of corporate auditors. In many such “large” companies, functions similar to those of such an audit committee are performed by its board of corporate auditors. We have established such a Board of Corporate Auditors, each of whom does not concurrently serve as a director, manager or any other employee of the company or any of its subsidiaries. Under the Corporate Law of Japan, corporate auditors are elected at a general meeting of shareholders and are under a statutory duty to review the administration of the affairs of Mitsui by its Directors and to examine financial statements and other documents and reports of Mitsui. Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, are required to have at least 50% “external” corporate auditor who must meet additional independence requirements under the Corporate Law of Japan. An external corporate auditor is defined in the Corporate Law of Japan as a corporate auditor who had not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have seven Corporate Auditors, four of whom are external Corporate Auditors who meet these additional requirements. Mitsui’s Board of Corporate Auditors has adopted its own code of auditing standards setting forth the scope of its responsibilities and the manner in which it carries out such responsibilities, and certain other matters.

•

Nasdaq Marketplace Rule 4350(c)(3) requires that compensation of the chief executive officer of each issuer be determined by, or recommended by its board of directors for determination either by (i) a majority of its independent directors or (ii) a compensation committee comprised solely of independent directors, and that compensation of all other executive officers be determined by, or recommended by the board of directors for determination either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. As explained above, we are not required to have independent directors. With regard to director compensation (excluding bonuses, etc.), the Corporate Law of Japan requires the board of directors to pass a board resolution proposing director compensation to be submitted for approval at a general meeting of shareholders. Within the upper limit approved at the general meeting of shareholders, the board of directors may determine the amount of compensation for each director. The board of directors, by resolution of the board of directors, may delegate such decision to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, the upper limit of compensation for its Directors approved by the general meeting of shareholders is 70 million yen per month and the Board of Directors has determined to delegate to the Chief Executive Officer the decision-making authority as to the amount of compensation for each Director within such limit. In addition to regular compensation, the aggregate amount of bonuses and other financial benefits payable to Directors as consideration for the performance of their duties is also subject to approval by shareholders at a general meeting of shareholders under the

Corporate Law of Japan. With regard to employee (including officer) compensation, an approval at the general meeting of shareholders is not required under the Corporate Law of Japan. Therefore, the board of directors has the authority to determine matters relating to employee compensation. The board of directors, by resolution of the board of directors, may delegate employee compensation matters to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, its Board of Directors has duly resolved Regulations for Executive Officers, which provide that Executive Officers who are also Directors of the Company shall not be paid any compensation in their capacities as Executive Officers and that the compensation of the Executive Officers who are not Directors of the Company shall be decided by the Board of Directors, or decided by the Chief Executive Officer or other Officers authorized by the Board of Directors. Mitsui determines compensation of its Chief Executive Officer and other Officers in accordance with the aforementioned procedures. Corporate auditors do not have any specific duties with respect to compensation of the chief executive officer and other executive officers under the Corporate Law of Japan. However, the duties of corporate auditors include a general duty to audit the affairs of the company to ensure that the business is being operated in accordance with applicable law and its charter. If the corporate auditors conclude, in connection with the performance of those duties, that the compensation of directors violated applicable law or the company’s charter, the corporate auditors are required to report their conclusion to the general meeting of shareholders and may bring a lawsuit against the responsible directors.

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

•

Nasdaq Marketplace Rule 4350(i)(1) requires that shareholder approval be obtained for the issuance of the issuer’s stock in certain conditions or certain specified transactions described therein. The Corporate Law of Japan requires us to seek shareholder approval of various matters, and in certain instances the special shareholders’ resolutions as described above are required for approval. In addition, while the Corporate Law of Japan permits, in certain instances, the issuance of equity securities without shareholder approval, the Corporate Law of Japan also contains provisions requiring the timely dissemination of information relating to such issuance, allowing for opportunities for shareholders to voice their concern with such issuance, and mandating the election of corporate auditors whose fiduciary duty is to, among other things, oversee on behalf of the shareholders actions by the board of directors relating to such issuance.

The rights of ADS holders, including their rights relating to corporate governance practices, are provided in the deposit agreement.

Limitation of Liabilities of Directors and Corporate Auditors

The Articles of Incorporation of Mitsui provide that Mitsui may, by resolution of the Board of Directors, limit the liabilities of Directors and Corporate Auditors to the extent as permitted by the Corporate Law of Japan. The Articles of Incorporation of Mitsui also provide that Mitsui may conclude a contract with external Directors and external Corporate Auditors to limit the liability of such Directors and Corporate Auditors to the extent as permitted by the Corporate Law of Japan. In accordance with such provision of the Articles of Incorporation, Mitsui has concluded with external Directors (Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi) and external Corporate Auditors (Mr. Ko Matsukata, Mr. Yasutaka Okamura, Mr. Hideharu Kadowaki and Mr. Naoto Nakamura), respectively, contracts to limit their liability to the extent permitted by the Corporate Law of Japan.

D.	Employees

As of March 31, 2007, 2006 and 2005, we had 41,761, 40,993 and 38,210 employees, respectively. The average number of temporary employees during the year ended March 31, 2007 was 15,768.

The following table provides the numbers of employees by operating segment as of the years ended March 31, 2007, 2006 and 2005.

	Year ended March 31,
	2007	2006	2005
Operating Segment:
Iron & Steel Products	2,270	2,044	2,044
Iron & Steel Raw Materials and Non-Ferrous Metals	2,425	2,504	2,361
Machinery & Infrastructure Projects	10,859	9,338	7,143
Chemical	3,731	3,735	3,792
Energy	1,516	1,384	1,555
Foods & Retail	6,575	6,555	5,894
Lifestyle, Consumer Services and Information, Electronics & Telecommunication	5,481	5,607	4,627
Logistics & Financial Markets	1,284	1,239	1,159
Americas	2,316	2,888	2,677
Europe	1,081	1,078	1,084
Asia	1,969	2,102	2,221
Other Overseas Areas	503	535	754
All Other	1,751	1,984	2,899

Total	41,761	40,993	38,210

We consider relations between management and our labor unions to be good.

E.	Share Ownership.

Directors, Corporate Auditors and Executive Officers

As of June 30, 2007, the members of Mitsui’s Board of Directors, Corporate Auditors and Executive Officers held as a group, 630,320 shares of our common stock, representing 0.04% of the shares outstanding. This number of shares included 64,931 shares held by Mitsui Executives’ Shareholding Association.

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

Employees Shareholding Association

Mitsui operates an Employees’ Shareholding Association which, as of June 30, 2007, had 3,377 employee member participants.

Employee members declare monthly the amount to be deducted from his or her salary to be used to purchase shares of common stock of Mitsui through the Employees’ Shareholding Association. Employee members receive from Mitsui a monthly subsidy equivalent to 10% of the declared amount, enabling them to purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Employees’ Shareholding Association. Employee members are able to sell part of their shares that have been reserved for them under the Employees’ Shareholding

Association’s plan, in multiples of 1,000 shares, once every month. As of June 30, 2007, the total amount of shares having voting rights owned by the Employees’ Shareholding Association was 10,633,894, representing 0.59% of the total shares issued and outstanding.

Mitsui does not have any other arrangements for its employees that involves the issue or grant of options, shares or securities of Mitsui.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

As of March 31, 2007, there were 1,787,538,428 shares of our common stock issued (including 2,911,367 shares of treasury stock), of which 11,393,180 shares were in the form of ADSs, representing 0.64% of our then outstanding common stock, and 223,566,329 shares, representing 12.51% of our then outstanding common stock, were held of record in the form of common stock by residents in the United States. The number of registered ADS holders was 39, and the number of registered holders of shares of common stock in the United States was 157.

The following table shows our major shareholders as of March 31, 2007, including shareholders who owned less than 5% of our then outstanding common stock, disclosed under the Securities and Exchange Law of Japan.

Shareholders	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
The Master Trust Bank of Japan, Ltd. (trust account)	200,840	11.23%
Japan Trustee Services Bank, Ltd. (trust account)	163,325	9.13%
Mitsui Life Insurance Company Limited	45,930	2.56%
Sumitomo Mitsui Banking Corporation	38,500	2.15%
State Street Bank and Trust Company 505103	36,716	2.05%
Nippon Life Insurance Company	35,070	1.96%
Japan Trustee Services Bank, Ltd. (trust account 4)	31,635	1.76%
Mizuho Corporate Bank, Ltd.	31,083	1.73%
The Chuo Mitsui Trust and Banking Company, Limited	30,799	1.72%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	30,375	1.69%

(*)	The figures are rounded down to two decimal places.

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

Based on such reports we have received, we are aware that each of the following persons, together with its affiliates, was the beneficial owner of our common stock in the amounts and as of the dates shown in the following tables:

Schroder Investment Management (Japan) Ltd.

Ownership as of	Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
September 30, 2004	132,175,833	8.35%
March 31, 2005	105,825,213	6.68
September 30, 2005	98,021,300	6.19
March 31, 2006	76,106,300	4.41

Mitsui Asset Trust and Banking Company, Limited

Ownership as of	Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
February 22, 2005	70,694,710	4.46%
February 28, 2006	71,136,710	4.49

Barclays Global Investors Japan Trust & Banking Co., Ltd.

Ownership as of	Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
March 31, 2005	92,838,276	5.86%
June 30, 2005	73,848,516	4.66
August 30, 2005	79,629,817	5.03
September 9, 2005	72,230,817	4.56
September 26, 2005	79,727,817	5.03
October 31, 2005	82,041,817	5.17
December 6, 2005	63,299,817	4.00

Fidelity Investments Japan Limited

Ownership as of	Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
December 1, 2005	85,569,000	5.40%
February 15, 2007	72,786,000	4.22
May 31, 2007	90,801,000	5.08

JPMorgan Trust Bank Limited

Ownership as of	Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
March 31, 2006	88,102,243	5.11%
September 30, 2006	60,525,493	3.51%

AllianceBernstein Japan Ltd.

Ownership as of	Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
March 31, 2006	91,095,320	5.28%

(*)	The percentage figures are calculated as of the dates shown in the table. Percentage figures as of March 31, 2007, after the issuance of 130 million shares through the public offering in February 2006 and 9.75 million shares through the third party allotment in March 2006, are not necessarily available from the aforementioned reports.

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

Our principal associated companies include Valepar S.A. (18.2%), Japan Australia LNG (MIMI) Pty. Ltd. (50.0%), P.T. Paiton Energy(36.3%), Sakhalin Energy Investment Company Ltd. (25.0%), IPM Eagle LLP (30.0%),Nihon Unisys, Ltd. (31.8%) and Penske Automotive Group, Inc. (16.4%), among others.

The following table shows information regarding account balances and transactions with associated companies:

	Billions of Yen
	As of March 31,
	2007	2006
Accounts receivable, trade	¥241	¥170
Advances to associated companies	130	119
Accounts payable, trade	65	108

Dividends received from associated companies for the years ended March 31, 2007, 2006 and 2005 amounted to ¥110 billion, ¥64 billion and ¥33 billion, respectively.

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

In furtherance of their trading activities, it is customary practice for us to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2007, the aggregate amount of loans (including ¥67 billion guarantees) relating to associated companies was ¥200 billion. The largest amount outstanding as of March 31, 2007 was ¥26 billion loan with no interest to P.T. Paiton Energy Co., which owns and operates a coal-fired power plant in East Java, Indonesia. The loan was mainly from Paiton Power Financing B.V., which is a wholly owned subsidiary of Mitsui engaged in the financing for P.T. Paiton Energy Co. Other major loans to associated companies are related to the power plant project and the projects in the development of natural resources jointly invested with other partners.

In the ordinary course of our business, we have entered into transactions with various organizations with which certain of our Directors and Senior Management are associated, but no material transactions have been entered into for the three-year period ended March 31, 2007.

As of March 31, 2007, no person was the beneficial owner of more than 10% of our common stock.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

The audited consolidated financial statements required by this item are included elsewhere in this annual report.

Export Sales

The total amount of revenues from export transactions for the year ended March 31, 2007 was ¥455 billion or 9% of total revenue of ¥4,881 billion.

Legal Proceedings

Various claims and legal actions are pending against us in respect of contractual obligations and other matters arising out of the conduct of our business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any liability will not materially affect our consolidated financial position, results of operations, or cash flows.

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

The following table provides the reported high and low closing sales prices of our common stock on the TSE and the reported high and low closing bid price quotations per ADS for the period indicated:

	TSE		NASDAQ
	Price per Share of Common Stock (Yen)		Price per ADS (U.S. dollars)(1)
	High	Low	High	Low
Year ended March 31:
2003	¥910	¥531	$146.75	$89.40
2004	946	541	181.50	90.90
2005	1,074	773	206.20	137.50
2006	1,731	908	292.66	171.50
2007	2,315	1,427	382.21	245.00
Year ended March 31, 2006:
First quarter	¥1,050	¥908	$192.44	$171.50
Second quarter	1,490	1,015	270.10	182.53
Third quarter	1,583	1,343	267.50	225.98
Fourth quarter	1,731	1,481	292.66	255.30
Year ending March 31, 2007:
First quarter	¥1,824	¥1,427	$326.00	$249.42
Second quarter	1,750	1,445	304.00	249.46
Third quarter	1,788	1,430	301.90	245.00
Fourth quarter	2,315	1,671	382.21	281.44
Year ending March 31, 2008:
First quarter	¥2,595	¥2,040	$416.60	$347.21
Month of:
March 2007	¥2,220	¥1,979	$381.00	$337.71
April 2007	2,195	2,040	371.90	347.21
May 2007	2,400	2,180	403.00	367.01
June 2007	2,595	2,380	416.60	391.00
July 2007	2,880	2,530	475.96	413.05
August 2007	2,650	2,005	455.95	371.60

(1)	All fractional figures of the prices per ADS are rounded to the nearest two decimal points.

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

On September 19, 2007, the closing sales price per share of our common stock on the TSE was ¥2,575, and the closing sales price per ADS on the NASDAQ Global Select Market was U.S.$452.51.

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

Organization

Mitsui is a corporation (kabushiki kaisha) incorporated in Japan under the Corporate Law of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau and several other registry offices of the Ministry of Justice.

Objects and Purposes

Article 2 of Mitsui’s Articles of Incorporation provides that our objects are to engage in the following business:

1.	Foreign trade, purchases and sales, wholesale, agency and brokerage business relating to the following commodities:

(1)	Ferrous and non-ferrous metals and their raw materials, manufactured goods, and minerals.

(2)	Coal, petroleum, natural gas and other fuels and their by-products.

(3)	All kinds of machines, appliances (including measuring instruments and medical apparatus) and equipment including manufacturing equipment, communications equipment and antipollution equipment, rolling stock and vehicles, ships and boats, aerospace equipment and aircraft, and parts for the foregoing.

(4)	All kinds of chemical products, salt, fertilizers, high-pressure gas, explosives, pharmaceuticals (including medicines, non-medicinal drugs, medicine for veterinary use, narcotics, poisons and stimulants), radio isotopes, cosmetics, and raw materials for the foregoing.

(5)	Cereals, sugar, oils and fats, feeds and their raw materials; livestock, agricultural, dairy and marine products, processed foods, alcoholic beverages and other foodstuffs and drinks.

(6)	All kinds of textile products and their raw materials.

(7)	All kinds of fur products and raw fur.

(8)	Lumber, cement, other building materials and housing-related equipment.

(9)	Rubber, pulp, paper and their manufactured goods; tobacco, cigars, cigarettes and sundry goods.

(10)	Industrial water and drinking water.

2.	Exploration, development, manufacturing, processing, scrapping and recycling business relating to the above-mentioned items.

3.	Acquisition, planning, preservation, utilization and disposition of copyright, patents and other intellectual property rights, know-how, systems technology and other software, including acting as an intermediary in such transactions.

4.	Information processing and supply, telecommunications, broadcasting, advertising, publishing, printing and translation businesses, and the production and sale of audio and visual copyright products.

5.	Forestry, sawmilling and lumber processing businesses.

6.	Chattel leasing business.

7.	Secondhand goods business.

8.	Transportation and transportation agency, land transportation, marine transportation business, port transportation, freight forwarding, customs brokerage, shipping agency and warehousing businesses.

9.	Intermediary business for non-life insurance, insurance under the Automobile Liability Law, life insurance sales and overseas non-life reinsurance business.

10.	Construction sub-contracting, building design and supervision and management of various construction works.

11.	Acquisition, disposition, leasing, other utilization and development of real estate and acting as an intermediary in such transactions.

12.	Supply and development of hot springs.

13.	Surveying and research relating to land, sea and sky.

14.	Investing in, purchasing, selling and brokering negotiable instruments, etc.

15.	Lending money, guaranteeing and assuming debts, sale and purchase of various receivables, foreign exchange transactions and conducting any other financing business.

16.	Operation and management of medical facilities, day-care facilities, sports facilities, restaurants, and hotel and travel businesses.

17.	Planning, administration and implementation of various events.

18.	Temporary personnel placement, employment agency, and personnel education, guidance and training to develop appropriate job skills and qualifications.

19.	Maintenance and management of real estate.

20.	Investment, commodities investments sales and advisory services, securities investment advisory services, trustee services, sale of beneficial interests in trusts, investment trust management services and asset management services for investment corporations.

21.	Generation, supply, and sale and purchase of electricity.

22.	Administrative agency services for management, labour and accounting work.

23.	Buying, selling, and derivative transactions for greenhouse gas emission rights and related intermediary services.

24.	Agency and intermediary services for credit card applications.

25.	Consultancy business relating to the foregoing items.

26.	Other lines of business relating to any of the foregoing items.

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

Common Stock

Authorized capital

Article 6 of the Mitsui’s Articles of Incorporation provides that the total number of shares that can be issued by Mitsui is two billion five hundred million (2,500,000,000).

Under Mitsui’s Articles of Incorporation, currently in effect, only shares of common stock are issuable and 1,787,538,428 shares of common stock (including treasury stock of 2,911,367 shares) were issued, fully paid as of March 31, 2007.

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

Distributions of surpluses may be made in cash or in-kind in proportion to the number of shares held by each shareholder. If a distribution of surpluses is to be made in-kind, we may, pursuant to a general meeting of shareholders’ resolution, or as the case may be, a board resolution, grant our shareholders a right to require us to make the distribution in cash instead of in kind. If no such right is granted, the relevant distribution must be approved by a special resolution of a general meeting of shareholders. Currently, we do not have any concrete plan to make a distribution of surpluses in kind.

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

On September 19, 2007, the closing price of our shares on the Tokyo Stock Exchange was ¥2,575 per share. The following table shows the respective daily price limit for a stock on the Tokyo Stock Exchange with a closing price per share corresponding to four ranges. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

	Previous Day’s Closing Price or Special Quote			Maximum Daily Price Movement
Greater or equal to	¥1,000	Less than	¥1,500	200
Greater or equal to	1,500	Less than	2,000	300
Greater or equal to	2,000	Less than	3,000	400
Greater or equal to	3,000	Less than	5,000	500

For a history of the trading price of our shares on the Tokyo Stock Exchange, see “Item 9.A. Offer and Listing Details” of this annual report.

C.	Material Contracts.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2009, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of Mitsui. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Japan’s income tax treaty with the United Kingdom sets the maximum withholding rate at 10%. Under the U.S.-Japan tax treaty (the “Treaty”), the maximum withholding rate on dividends for portfolio investors is 10%, if (i) they do not have a permanent establishment in Japan, and (ii) the shares on ADSs with respect to which such dividends are paid are not effectively connected with such permanent establishment, and (iii) they are qualified U.S. residents eligible for benefits under the Treaty. Under the Treaty, withholding tax on dividends for pension funds which are qualified U.S. residents eligible for benefits under the Treaty is exempt from Japanese taxation by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

United States Taxation

General

This discussion of certain U.S. federal tax consequences only applies to U.S. holders who hold our ADSs or common shares as capital assets for tax purposes and are not members of a special class of holders subject to special rules, including: dealers in securities; traders in securities who elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; insurance companies; persons liable for alternative minimum tax; persons who actually or constructively own 10% or more of Mitsui voting stock; persons who hold shares or ADSs as part of a hedging or straddle or conversion transaction; or U.S. persons whose functional currency is not the U.S. dollar. A U.S. holder is a beneficial owner of shares or ADSs that is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

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

In general, and taking into account earlier assumptions, for U.S. federal income tax purposes, if a person holds ADRs evidencing ADSs, that person will be treated as the owner of the underlying shares represented by those ADSs. Exchanges of common shares for ADRs, and ADRs for ordinary shares, will generally not be subject to U.S. federal income tax.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risk.

Our business transactions are exposed to various aspects of risks in interest rates, foreign currency exchange rates, commodity prices and equity prices. Particularly, for trading purposes, Mitsui and certain subsidiaries engage in trading including dealing through active and repeated selling and buying transactions of derivative financial and commodity instruments within position limits and loss limits (trading limits) set under the risk management structure.

Monitoring Market Risks at Our Organization

We have market risk management policies and procedures at several levels throughout our organization. Chief Operating Officer of operating segment has the first line responsibility for controlling and managing market risk within prescribed limits. Each operating segment must maintain a framework which also covers its major subsidiaries for measuring portfolio risk within its risk limits. The transactions are recorded by independent monitoring sections.

The Market Risk Management Division within our headquarters monitors the company-wide process of risk management and compliance with trading limits set for operating segments. The Market Risk Management Division also provides general oversight with respect to the market risk management process for operating segments.

The Market Risk Management Division periodically reports the market risk positions to management in charge of market risk control which includes analyses on Value-at-Risk (“VaR”) amounts for specified market risk positions. For derivative financial and commodity instruments entered into for trading purposes including swap transactions, forward contracts, futures and others, it measures daily VaR amounts and conducts back-testing, examining their risk model by comparing assumptions and estimations with actual results periodically.

VaR Analysis at Mitsui

VaR is a statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. At March 31, 2007 and 2006, we calculated VaR using the following assumption and parameters:

•

holding period of one day with respect to the interest rate, foreign currency exchange rate and commodity price risks (with some exceptions to certain commodity price risks where in case VaRs in five days are used); and

•	a variance-covariance method, a historical simulation approach and/or Monte Carlo simulation with a confidence level of 95% or higher.

As VaR incorporates historical data regarding changes in market risk factors, our actual results may differ materially from the calculations. Moreover, the sum of the VaRs for the risk categories do not represent our aggregate VaR, because market risk factors such as interest rates and currency exchange rates are partially correlated, generally offsetting fluctuations of VaR for each risk category with each other.

VaRs for Trading Activities

Mitsui and certain subsidiaries conduct trading activities including dealing through active and repeated selling and buying transactions within defined position limits and loss limits set under the risk management structure mentioned above. The results of the transactions and positions are confirmed, monitored daily and reported to management by independent sections.

The following table sets forth the year end, high, low, and average VaR figures of trading portfolios which are mainly corresponding to interest rate risk, foreign exchange rate risk and commodity price risk, for trading purposes, for the years ended March 31, 2007 and 2006. Each category represents principally the following transactions:

•	interest rate sensitive financial (non-derivative and derivative) instrument trading conducted by the Financial Markets Business Unit(i);

•	foreign exchange trading conducted by the Financial Markets Business Unit(ii); and

•

commodity futures, forwards, swaps and options related to energy including crude oil and oil products, precious metals and base metals including gold, silver, platinum, palladium, copper, lead , nickel, aluminum ingot, tin; weather derivative conducted by the Financial Markets Business Unit and other business units(iii).

	Millions of Yen
	Years Ended March 31,
	2007				2006
	Year End	High	Low	Average	Year End	High	Low	Average
Interest rate risk	¥55	¥128	¥1	¥60	¥0	¥138	¥0	¥35
Foreign currency exchange rate risk	52	244	26	103	10	94	3	39
Commodity price risk	2,582	3,327	2,427	2,790	2,554	4,612	2,401	2,998

(i) (ii)	In our organization most part of limits on the risks related to interest rate and foreign exchange for trading purpose are approved for and delegated to the Financial Markets Business Unit. Those limits approved for other operating segments are marginal.
(iii)	In the Americas Segment, Westport Petroleum, Inc. (United States) has considerable limits and positions in oil products.

VaRs for Non-Trading Activities

In this paragraph, “Non-Trading” represents contractual business transactions other than “trading activities” as discussed above. The following table sets forth the year-end, high, low and average VaR figures of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading purposes according to the specific definitions within Mitsui for controlling purpose, for the years ended March 31, 2007 and 2006.

With regard to these risks, the Market Risk Management Division obtains monthly report of positions for “Non-Trading”(i) as well as for “trading purpose” as above from all the operating segments, and also reports the risk positions including the VaR analysis results to management.

•

Interest rate risk in this paragraph only represents solely the net risk exposure to rising interest rates at the Head Office of Mitsui for short and long term finance and liquidity management purpose. See “Item 5. B. LIQUIDITY AND CAPITAL RESOURCES” - “Finance and Liquidity Management.” This net risk position is monitored through the approach of asset-liability management, categorizing assets and liabilities by attributes of sensitivity to interest rate fluctuations.

•

Foreign exchange rate risk consists of the net risk position of transactions denominated in foreign currencies, mainly in U.S. dollars from paying and receiving transactions in commercial contracts, long-term financing transactions, identifiable commitments and forecasted transactions denominated in foreign currencies.

•

Commodity price risk consists of the net balance of commodity positions and commodity derivative instruments utilized to hedge the commodity price risk associated with physical commodity inventories and firm commitments in precious and base metals; energy products; and agricultural products.

(i)	The position report regarding “Non-trading activities” includes only commercial transactions by business units and financing activities.

	Millions of Yen
	Years Ended March 31,
	2007				2006
	Year End	High	Low	Average	Year End	High	Low	Average
Interest rate risk	¥627	¥1,128	¥627	¥838	¥912	¥1,388	¥606	¥1,133
Foreign currency exchange rate risk	1,381	1,381	202	751	1,331	1,331	577	846
Commodity price risk	939	1,807	939	1,354	991	1,312	991	1,146

Equity Price Risk

We hold stocks issued by, amongst others, our customers and suppliers as marketable securities, intending to strengthen ties with them.

The cost, fair value and unrealized holding net gains (losses) on marketable equity securities by industry at March 31, 2007 and 2006 were as follows:

	Millions of Yen
	March 31, 2007			March 31, 2006
	Cost	Fair Value	Unrealized Holding Net Gains	Cost	Fair Value	Unrealized Holding Net Gains
Manufacturing	¥177,684	¥409,744	¥232,060	¥123,914	¥301,171	¥177,257
Commercial, finance and real estate	93,440	135,340	41,900	97,661	168,395	70,734
Transport and telecommunication	27,179	56,420	29,241	23,477	47,606	24,129
Energy, service and others	97,655	259,959	162,304	30,244	74,014	43,770

Total	¥395,958	¥861,463	¥465,505	¥275,296	¥591,186	¥315,890

For the year ended March 31, 2007, the general increase in unrealized holding gains, cost and fair value of the energy, service and others sector compared to the year ended March 31, 2006 was partly attributable to the overall improvement in Japanese stock prices. However, the most significant increases in unrealized holding gains were those of INPEX Holdings Inc. and Toho Titanium Co., Ltd. For the details, see “Item 5. B. LIQUIDITY AND CAPITAL RESOURCES”—“Assets, Liabilities and Shareholders’ Equity.”

Maturities and fair values of debt securities classified as available-for-sale and held-to-maturity at March 31, 2007 were as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized Cost	Aggregate Fair Value	Amortized cost	Aggregate Fair Value
Contractual maturities:
Within 1 year	¥6,078	¥6,080	¥4,763	¥4,763
After 1 year through 5 years	42,065	42,141	4,534	4,534
After 5 years through 10 years	2,946	2,948	10	10
After 10 years	7	7	—	—

Total	¥51,096	¥51,176	¥9,307	¥9,307

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

(a). Disclosure Controls and Procedures

Mitsui’s management, with the participation of its principal executive and principal financial officer, has performed an evaluation of the effectiveness of disclosure controls and procedures (as defined by Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, Mitsui’s principal executive and principal financial officer concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report.

(b). Management’s Annual Report on Internal Control over Financial Reporting

Mitsui’s management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined by Rule 13a-15(f) under the U.S. Securities Exchange Act of 1934). Mitsui’s internal control system is designed to provide reasonable assurance to Mitsui’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Mitsui’s management assessed the effectiveness of Mitsui’s internal control over financial reporting as of March 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on Mitsui’s assessment, Mitsui’s management concluded that, as of March 31, 2007, Mitsui’s internal control over financial reporting was effective.

Mitsui’s management excluded the following companies, which Mitsui acquired in purchase business combinations during the fiscal year ended March 31, 2007, from its assessment of effectiveness of internal controls over financial reporting as of March 31,2007.

Company	Acquisition Date

Bahia Participacoes Ltda	April 20, 2006

Mitsui Gas e Energia de Brasil Ltda	April 20, 2006

MEPUS Holdings Corporation	April 21, 2006

MitEnergy Upstream LLC	April 21, 2006

Mitsui E&P (USA) LLC	April 21, 2006

MITSUI OIL EXPLORATION CO., LTD	March 28, 2007

The above companies in the aggregate represented approximately 4.3 percent and 5.1 percent, respectively, of Mitsui’s consolidated net and total assets as of, and 0.6 percent and 4.3 percent, respectively, of Mitsui’s consolidated revenue and net income for the year ended, March 31, 2007.

Mitsui’s management also excluded from its assessment of internal control over financial reporting as of March 31, 2007 the following unincorporated joint ventures (J/V), which were accounted for via proportionate consolidation in accordance with Emerging Issues Task Force Issue No.00-1 in Mitsui’s consolidated financial statements for the fiscal year ended March 31, 2007. Mitsui has been unable to assess the effectiveness of internal controls at these entities due to the fact that Mitsui does not have the ability to dictate or modify the controls of these entities and does not have the ability, in practice, to assess, those controls.

J/V	Mitsui’s Ownership
Block 9 J/V	35%
Capricorn Coal Development J/V	30%
Dawson J/V	49%
Kestrel Coal Mining J/V	20%
Robe River Iron Associates J/V	33%
WA-28-L J/V	40%

The above unincorporated joint ventures in the aggregate represented approximately 3.2 percent, respectively, of Mitsui’s consolidated total assets as of, and 1.6 percent of Mitsui’s consolidated revenue for the year ended March 31, 2007.

Deloitte Touche Tohmatsu, an independent registered public accounting firm, has issued an attestation report on Mitsui’s management’s assessment of Mitsui’s internal control over financial reporting. Their report appears on page F-3 of this annual report.

(c). Change in Internal Control over Financial Reporting

With the exception of the remediation measures described below which were implemented during the fiscal year ended March 31, 2007, no change in Mitsui’s internal control over financial reporting occurred during that fiscal year that has materially affected, or is reasonably likely to materially affect, Mitsui’s internal control over financial reporting.

In November 2006, Mitsui’s management identified certain problems in the internal management system of Mitsui Oil (Asia) Pte. Ltd. (“MOAS”), which was a consolidated subsidiary of Mitsui at that time. MOAS was primarily engaged in the business of trading crude oil and petroleum products. The problems identified by Mitsui’s management related to MOAS’s inability to detect or appropriately correct the hiding of significant unrealized losses on the spot and future trading of naphtha through fraudulent reports by one of its traders. Mitsui believes that these problems would have constituted material weaknesses had the effectiveness of Mitsui’s internal control over financial reporting been assessed as of December 2006.

To prevent recurrence of similar incidents, during the remainder of the fiscal year ended March 31, 2007, Mitsui’s management made following remedial changes in Mitsui’s internal control over financial reporting:

•

Mitsui’s rules on delegation of authority to Chief Operating Officers of business units have been revised. Under the revised rules, these officers’ authority on commodity trading operations has been reduced and they are now required to seek the approval of Mitsui’s board of directors to take commodity trading positions beyond a certain limit in amount.

•

Monitoring procedures over Mitsui’s major subsidiaries engaged in commodity trading operations have been reinforced by reviewing the independence of middle offices and imposing a daily reporting requirement to the respective corporate staff divisions.

In connection with the testing procedures that Mitsui conducted as part of management’s evaluation of the effectiveness of Mitsui’s internal control over financial reporting during the year ended March 31, 2007, Mitsui did not detect any problems with the implementation of the remediation measures described above, and it was concluded that those measures had been successfully implemented.

As for MOAS, in February 2007 Mitsui’s management decided to wind down its operations. Following this decision, MOAS has substantially downsized its activities, and ceased entering into new purchase and sales contracts except for transactions required for the liquidation of outstanding inventories. MOAS ceased to be Mitsui’s consolidated subsidiary at the end of March 2007.

Item 16A.    Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that Tasuku Kondo, Motonori Murakami and Hideharu Kadowaki qualify as an “audit committee financial expert” as defined in this Item 16A serving on our Board of Corporate Auditors. Mr. Kadowaki is an external Corporate Auditor, meeting the additional independence requirements under the Corporate Law of Japan.

Mr. Kondo joined Mitsui in 1965. Since then he had always worked in the field of accounting or financing and was appointed as Director and General Manager of Finance Division in 1996 and as Representative Director and Chief Financial Officer in 2001 before having been elected as one of our Corporate Auditors at the ordinary general meeting of shareholders held in June 2005.

Mr. Murakami joined Mitsui in 1971. Since then he had always worked in the field of accounting and was appointed as General Manager of the General Accounting Division in 2000 and as Executive Managing Officer, Assistant to Senior Executive Managing Officer (Corporate Staff Division) in 2006, before having been elected as one of our Corporate Auditors at the ordinary general meeting of shareholders held in June 2007.

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

	Millions of Yen
	Year Ended March 31,
	2007	2006
Audit fees(1)	¥2,874	¥1,806
Audit-related fees(2)	288	807
Tax fees(3)	398	468
All other fees(4)	52	50

Total	¥3,612	¥3,131

(1)	Audit fees are fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements and services that are provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as due diligence services in connection with potential business acquisitions, that are not reported in audit fees. The audit-related fees for the year ended March 31, 2006 included assessment of internal accounting controls related to the implementation of Section 404 of the Sarbanes-Oxley Act of 2002.
(3)	Tax fees are fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(4)	All other fees are fees billed for services provided by the principal accountant, other than services reported in audit fees, audit-related fees and tax fees, such as advisory services for risk management and regulatory matters.

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

All of the services provided by the principal accountant for the year ended March 31, 2007 were approved by the full-time Corporate Auditors or the Board of Corporate Auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth Mitsui’s purchases of its common stock during the fiscal year ended March 31, 2007:

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2006—April 30, 2006	45,930	¥1,727.71	N/A	N/A
May 1, 2006—May 31, 2006	25,363	1,725.52	N/A	N/A
June 1, 2006—June 30, 2006	14,712	1,562.14	N/A	N/A
July 1, 2006—July 31, 2006	68,326	1,611.90	N/A	N/A
August 1, 2006—August 31, 2006	76,325	1,718.59	N/A	N/A
September 1, 2006—September 30, 2006	55,107	1,604.61	N/A	N/A
October 1, 2006—October 31, 2006	55,629	1,542.98	N/A	N/A
November 1, 2006—November 30, 2006	47,652	1,573.45	N/A	N/A
December 1, 2006—December 31, 2006	143,157	1,694.50	N/A	N/A
January 1, 2007—January 31, 2007	92,742	1,775.27	N/A	N/A
February 1, 2007—February 28, 2007	128,505	2,011.18	N/A	N/A
March 1, 2007—March 31, 2007	74,195	2,152.32	N/A	N/A

Total	827,643	1,766.47	N/A	N/A

*	Under the Corporate Law of Japan, a holder of shares constituting less than one full unit may require Mitsui to purchase such shares at their market value (See “Memorandum and Articles of Association—‘Unit’ share system—Repurchase by Mitsui of shares constituting less than a full unit” in “Item 10. Additional Information”). During the year ended March 31, 2007, Mitsui purchased 827,643 shares for a total purchase price of 1,462,004,346 yen upon such requests from holders of shares constituting less than one full unit.

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

The information required by this item has been provided elsewhere in this annual report.

Item 19.    Exhibits.

Exhibits

Exhibit Number		Document
1.1	*	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2006 (English-language translation).

1.2	*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.3	*	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.4	*	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on July 31, 2006 (English-language translation).

2.1	**	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

8.1		List of Subsidiaries of Mitsui & Co., Ltd.

11.1		Code of Ethics for Senior Financial Officers and Professionals.

11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2006.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

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

MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The audited consolidated financial statements of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2007 and 2006, and for the years ended March 31, 2007, 2006 and 2005, filed as part of this annual reports are as follows:

Supplemental Information:

Schedules for the Years Ended March 31, 2007, 2006 and 2005:

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha)

Tokyo, Japan:

We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2007 and 2006, and the related statements of consolidated income, consolidated shareholders’ equity, and consolidated cash flows for each of the three years in the period ended March 31, 2007 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 22, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/    DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

June 22, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha)

Tokyo, Japan:

We have audited management’s assessment, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), that Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), management excluded from their assessment the internal control over financial reporting at:

•

Mitsui Gas e Energia de Brasil Ltda, which was acquired on April 20, 2006 and whose financial statements constitute 0.1 percent and 0.2 percent of net and total assets, respectively, 0.0 percent of revenues, and 0.4 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

Bahia Participacoes Ltda, which was acquired on April 20, 2006 and whose financial statements constitute 0.0 percent and 0.1 percent of net and total assets, respectively, 0.0 percent of revenues, and -0.1 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

MITSUI OIL EXPLORATION CO., LTD, which was acquired on March 28, 2007 and whose financial statements constitute 4.1 percent and 3.7 percent of net and total assets, respectively, 0.4 percent of revenues, and 3.7 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

Mitsui E&P (USA) LLC, which was acquired on April 21, 2006 and whose financial statements constitute 0.0 percent and 0.3 percent of net and total assets, respectively, 0.0 percent of revenues, and 0.0 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

MEPUS Holdings Corporation, which was acquired on April 21, 2006 and whose financial statements constitute 0.0 percent and 0.2 percent of net and total assets, respectively, 0.0 percent of revenues, and -0.2 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

MitEnergy Upstream LLC, which was acquired on April 21, 2006 and whose financial statements constitute 0.1 percent and 0.5 percent of net and total assets, respectively, 0.2 percent of revenues, and 0.5 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

Also as described in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), management excluded from their assessment the internal control over financial reporting at the unincorporated joint ventures (J/V), which were accounted for via proportionate consolidation in accordance with Emerging Issues Task Force Issue No. 00-1 because the Company does not have the ability to dictate or modify the controls and does not have the ability to assess, in practice, the controls at:

•

Carpricorn Coal Development J/V, a 30% owned entity, whose financial statements constitute 0.9 percent and 0.4 percent of net and total assets, respectively, 0.2 percent of revenues, and 0.9 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

Dawson J/V, a 49% owned entity, whose financial statements constitute 0.6 percent and 0.7 percent of net and total assets, respectively, 0.3 percent of revenues, and -0.2 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

Kestrel Coal Mining J/V, a 20% owned entity, whose financial statements constitute 0.5 percent and 0.2 percent of net and total assets, respectively, 0.1 percent of revenues, and 1.3 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

WA-28-L J/V, a 40% owned entity, whose financial statements constitute 0.4 percent and 1.1 percent of net and total assets, respectively, 0.0 percent of revenues, and 2.7 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

Block 9 J/V, a 35% owned entity, whose financial statements constitute 0.6 percent and 0.4 percent of net and total assets, respectively, 0.3 percent of revenues, and 3.9 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

•

Robe River Iron Associates J/V, a 33% owned entity, whose financial statements constitute 1.7 percent and 0.4 percent of net and total assets, respectively, 0.8 percent of revenues, and 7.3 percent of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2007.

Accordingly, our audit did not include the internal control over financial reporting for the entities described above. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007 of the Company and our report dated June 22, 2007 expressed an unqualified opinion on those financial statements.

/s/    DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

June 22, 2007

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

March 31, 2007 and 2006

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2007	2006	2007
ASSETS
Current Assets:
Cash and cash equivalents (Notes 2 and 5)	¥800,032	¥697,065	$6,780
Time deposits	6,591	37,028	56
Marketable securities (Notes 2 and 5)	11,670	26,860	99
Trade receivables (Note 9):
Notes and loans, less unearned interest	475,271	439,187	4,028
Accounts (Note 8)	2,199,614	1,997,093	18,641
Associated companies	240,950	169,709	2,042
Allowance for doubtful receivables (Notes 2, 7 and 8)	(29,824)	(26,703)	(253)
Inventories (Notes 2 and 9)	696,470	695,754	5,902
Advance payments to suppliers	96,702	92,150	819
Deferred tax assets—current (Notes 2 and 21)	21,354	32,569	181
Derivative assets (Note 2)	254,319	320,134	2,155
Other current assets	300,627	265,985	2,548

Total current assets	5,073,776	4,746,831	42,998

Investments and Non-current Receivables (Notes 2 and 9):
Investments in and advances to associated companies (Notes 5, 6 and 17)	1,587,571	1,300,587	13,454
Other investments (Note 5)	1,238,853	935,675	10,499
Non-current receivables, less unearned interest (Note 8)	462,935	444,487	3,923
Allowance for doubtful receivables (Notes 2, 7 and 8)	(69,775)	(84,513)	(591)
Property leased to others—at cost, less accumulated depreciation (Notes 8, 10 and 24)	259,240	218,583	2,197

Total investments and non-current receivables	3,478,824	2,814,819	29,482

Property and Equipment—at Cost (Notes 2, 8, 9 and 10):
Land, land improvements and timberlands	191,537	203,170	1,623
Buildings, including leasehold improvements	379,814	349,904	3,219
Equipment and fixtures	790,510	472,069	6,699
Mineral rights	151,752	80,953	1,286
Vessels	33,666	22,376	286
Projects in progress	130,529	55,278	1,106

Total	1,677,808	1,183,750	14,219
Accumulated depreciation	(689,508)	(437,581)	(5,844)

Net property and equipment	988,300	746,169	8,375

Intangible Assets, less Accumulated Amortization (Notes 2, 3, 12 and 14)	104,445	98,811	885

Deferred Tax Assets—Non-current (Notes 2 and 21)	34,972	47,947	297

Other Assets (Note 14)	132,995	119,001	1,127

Total	¥9,813,312	¥8,573,578	$83,164

See notes to consolidated financial statements.

Consolidated Balance Sheets—(Continued)

Mitsui & Co., Ltd. and subsidiaries

March 31, 2007 and 2006

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2007	2006	2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt (Notes 9 and 13)	¥658,747	¥540,797	$5,583
Current maturities of long-term debt (Notes 8, 9 and 13)	371,865	353,185	3,151
Trade payables:
Notes and acceptances	98,199	100,402	832
Accounts	1,966,800	1,762,224	16,668
Associated companies	64,730	108,252	549
Accrued expenses:
Income taxes (Notes 2 and 21)	85,692	63,739	726
Interest	25,324	22,485	215
Other	84,625	72,848	717
Advances from customers	113,586	104,500	963
Derivative liabilities (Note 2)	198,735	214,460	1,684
Other current liabilities (Notes 2, 21, 22 and 23)	141,899	168,049	1,202

Total current liabilities	3,810,202	3,510,941	32,290

Long-term Debt, less Current Maturities (Notes 8, 9, 11 and 13)	2,887,528	2,658,735	24,471

Accrued Pension Costs and Liability for Severance Indemnities (Notes 2 and 14)	33,209	36,769	281

Deferred Tax Liabilities—Non-current (Notes 2 and 21)	450,181	318,911	3,815
Other Long-term Liabilities (Notes 2, 13 and 23)	283,226	252,155	2,400

Commitments and Contingent Liabilities (Notes 9 and 23)

Minority Interests	238,687	118,160	2,023

Shareholders’ Equity (Note 15):
Common stock—no par value
Authorized, 2,500,000,000 shares;
Issued, 1,787,538,428 shares in 2007 and 1,725,018,515 shares in 2006	323,213	295,766	2,739
Capital surplus	417,900	390,488	3,541
Retained earnings:
Appropriated for legal reserve	39,670	38,508	336
Unappropriated (Notes 6, 13, 21 and 29)	1,072,234	825,306	9,087
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	258,922	216,099	2,194
Foreign currency translation adjustments	(9,409)	(83,279)	(80)
Minimum pension liability adjustment (Note 14)	—	(5,417)	—
Defined benefit pension plans (Note 14)	2,287	—	20
Net unrealized gains and losses on derivatives (Note 26)	8,930	2,439	76

Total accumulated other comprehensive income	260,730	129,842	2,210

Treasury stock, at cost: 2,911,367 shares in 2007 and 2,064,447 shares in 2006	(3,468)	(2,003)	(29)

Total shareholders’ equity	2,110,279	1,677,907	17,884

Total	¥9,813,312	¥8,573,578	$83,164

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2007, 2006 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2007	2006	2005	2007
Revenues (Notes 2, 6, 17 and 18):
Sales of products (Note 26)	¥4,174,026	¥3,479,709	¥2,964,043	$35,374
Sales of services	557,406	512,185	434,062	4,724
Other sales (Note 8)	149,309	123,577	96,498	1,265

Total revenues	4,880,741	4,115,471	3,494,603	41,363

Total Trading Transactions (Notes 2 and 17): 2007, ¥15,357,656 million—$130,150 million; 2006, ¥14,885,772 million; 2005, ¥13,583,908 million
Cost of Revenues (Notes 2, 6 and 18):
Cost of products sold (Note 26)	3,743,252	3,109,607	2,670,774	31,722
Cost of services sold	159,090	130,358	68,800	1,348
Cost of other sales (Note 8)	74,721	57,216	46,789	633

Total cost of revenues	3,977,063	3,297,181	2,786,363	33,703

Gross Profit	903,678	818,290	708,240	7,660

Other Expenses (Income):
Selling, general and administrative (Notes 2, 8, 12, 14, 18 and 25)	581,505	550,052	509,064	4,930
Provision for doubtful receivables (Notes 2 and 7)	13,273	48	8,783	112
Interest income (Notes 2 and 26)	(50,680)	(38,314)	(35,505)	(429)
Interest expense (Notes 2 and 26)	92,467	59,442	43,096	784
Dividend income	(50,098)	(30,711)	(24,568)	(425)
Gain on sales of securities—net (Notes 2, 5 and 19)	(58,809)	(37,818)	(34,773)	(498)
Gain on issuance of stock by a subsidiary (Notes 2 and 19)	—	—	(1,677)	—
Loss on write-down of securities (Notes 2 and 5)	11,687	10,643	16,544	99
Gain on disposal or sales of property and equipment—net (Note 25)	(5,626)	(5,993)	(6,530)	(48)
Impairment loss of long-lived assets (Notes 2, 10, 12 and 25)	19,664	24,252	14,118	167
Impairment loss of goodwill (Note 12)	16,528	—	1,114	140
Compensation and other charges related to DPF incident (Note 22)	(3,864)	9,000	36,000	(33)
Other expense (income)—net (Notes 18, 20, 23 and 25)	7,491	(637)	7,004	63

Total other expenses	573,538	539,964	532,670	4,862

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings (Note 21)	330,140	278,326	175,570	2,798

Income Taxes (Notes 2 and 21):
Current (Note 23)	141,976	106,517	63,341	1,203
Deferred (Note 19)	17,016	28,500	40,772	144

Total	158,992	135,017	104,113	1,347

Income from Continuing Operations before Minority Interests and Equity in Earnings	171,148	143,309	71,457	1,451
Minority Interests in Earnings of Subsidiaries	(26,022)	(21,540)	(17,560)	(221)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 2, 6 and 21)	153,105	94,250	64,302	1,297

Income from Continuing Operations	298,231	216,019	118,199	2,527
Income (Loss) from Discontinued Operations—Net (After Income Tax Effect) (Notes 4, 21 and 25)	3,271	(13,610)	2,937	28

Net Income	¥301,502	¥202,409	¥121,136	$2,555

	Yen			U.S. Dollars (Note 2)
Net Income per Share (Notes 2 and 16):
Basic:
Continuing operations	¥172.37	¥134.75	¥74.69	$1.46
Discontinued operations	1.89	(8.49)	1.86	0.02

Total	¥174.26	¥126.26	¥76.55	$1.48

Diluted:
Continuing operations	¥163.53	¥126.82	¥70.38	$1.39
Discontinued operations	1.79	(7.97)	1.74	0.01

Total	¥165.32	¥118.85	¥72.12	$1.40

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2007, 2006 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2007	2006	2005	2007
Common Stock (Note 15):
Balance at beginning of year
Shares issued: 2007—1,725,018,515 shares; 2006—1,583,687,322 shares; 2005—1,583,674,837 shares	¥295,766	¥192,493	¥192,487	$2,506
Issuance of common stock
Shares issued: 2007—0 share; 2006 —139,750,000 shares ; 2005—0 share	—	102,576	—	—
Common stock issued upon conversion of bonds
Shares issued: 2007—62,519,913 shares; 2006—1,581,193 shares; 2005—12,485 shares	27,447	697	6	233

Balance at end of year
Shares issued: 2007—1,787,538,428 shares; 2006—1,725,018,515 shares; 2005—1,583,687,322 shares	¥323,213	¥295,766	¥192,493	$2,739

Capital Surplus (Note 15):
Balance at beginning of year	¥390,488	¥288,048	¥287,763	$3,309
Issuance of common stock	—	101,733	—	—
Conversion of bonds	27,359	695	6	232
Gain on sales of treasury stock	53	12	13	0
Exchange of treasury stock for subsidiary’s stock	—	—	266	—

Balance at end of year	¥417,900	¥390,488	¥288,048	$3,541

Retained Earnings (Note 15):
Appropriated for Legal Reserve:
Balance at beginning of year	¥38,508	¥37,018	¥36,633	$326
Transfer from unappropriated retained earnings	1,162	1,490	385	10

Balance at end of year	¥39,670	¥38,508	¥37,018	$336

Unappropriated (Notes 6, 13, 21 and 29):
Balance at beginning of year	¥825,306	¥656,032	¥549,521	$6,995
Net income	301,502	202,409	121,136	2,555
Cash dividends paid (annual rate per share: 2007, ¥31.0—26.3 ¢; 2006, ¥20.0; 2005, ¥9.0)	(53,412)	(31,645)	(14,240)	(453)
Transfer to retained earnings appropriated for legal reserve	(1,162)	(1,490)	(385)	(10)

Balance at end of year	¥1,072,234	¥825,306	¥656,032	$9,087

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Notes 2, 15 and 21):
Balance at beginning of year	¥129,842	¥(49,551)	¥(101,464)	$1,101
Unrealized holding gains and losses on available-for-sale securities (Note 5)	42,823	115,920	30,450	363
Foreign currency translation adjustments	73,870	59,508	18,667	626
Minimum pension liability adjustment (Note 14)	1,058	274	52	9
Adjustment to initially apply SFAS No. 158 (Note 14)	6,646	—	—	56
Net unrealized gains and losses on derivatives (Note 26)	6,491	3,691	2,744	55

Balance at end of year	¥260,730	¥129,842	¥(49,551)	$2,210

Treasury Stock, at Cost (Note 15):
Balance at beginning of year
Shares in treasury: 2007—2,064,447 shares; 2006—1,476,692 shares; 2005—2,661,783 shares	¥(2,003)	¥(1,212)	¥(1,662)	$(17)
Purchase of treasury stock
Shares purchased: 2007—1,045,979 shares; 2006—663,661 shares; 2005—1,000,990 shares	(1,633)	(862)	(904)	(13)
Sales of treasury stock
Shares sold: 2007—199,059 shares; 2006—75,906 shares; 2005—317,200 shares	168	71	158	1
Exchange of treasury stock for subsidiary’s stock
Shares exchanged: 2007 and 2006—0 share; 2005—1,868,881 shares	—	—	1,196	—
Balance at end of year

Shares in treasury: 2007—2,911,367 shares; 2006—2,064,447 shares; 2005—1,476,692 shares	¥(3,468)	¥(2,003)	¥(1,212)	$(29)

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income) (Notes 2, 15 and 21):
Net income	¥301,502	¥202,409	¥121,136	$2,555

Other comprehensive income (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	42,823	115,920	30,450	363
Foreign currency translation adjustments	73,870	59,508	18,667	626
Minimum pension liability adjustment (Note 14)	1,058	274	52	9
Net unrealized gains and losses on derivatives (Note 26)	6,491	3,691	2,744	55

Changes in equity from nonowner sources	¥425,744	¥381,802	¥173,049	$3,608

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2007, 2006 and 2005

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2007	2006	2005	2007
Operating Activities (Note 28):
Net income	¥301,502	¥202,409	¥121,136	$2,555
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations—net (after income tax effect)	(3,271)	13,610	(2,937)	(28)
Depreciation and amortization	92,612	71,766	64,637	785
Pension and severance costs, less payments	(8,091)	4,585	(18,575)	(69)
Provision for doubtful receivables	13,273	48	8,783	112
Gain on sales of securities—net	(58,809)	(37,818)	(34,773)	(498)
Gain on issuance of stock by a subsidiary	—	—	(1,677)	—
Loss on write-down of securities	11,687	10,643	16,544	99
Gain on disposal or sales of property and equipment—net	(5,626)	(5,993)	(6,530)	(48)
Impairment loss of long-lived assets	19,664	24,252	14,118	167
Impairment loss of goodwill	16,528	—	1,114	140
Deferred income taxes	17,016	28,500	40,772	144
Minority interests in earnings of subsidiaries	26,022	21,540	17,560	221
Equity in earnings of associated companies, less dividends received	(43,033)	(30,653)	(31,485)	(365)
Changes in operating assets and liabilities:
Increase in trade receivables	(317,851)	(170,517)	(170,094)	(2,692)
Decrease (increase) in inventories	9,456	(68,764)	(73,375)	80
Increase in trade payables	125,956	84,226	209,689	1,068
Advances from customers	41,004	6,301	34,969	347
Other—net	3,777	(5,287)	2,093	32
Net cash (used in) provided by operating activities of discontinued operations	(2,541)	(2,452)	8,100	(22)

Net cash provided by operating activities	239,275	146,396	200,069	2,028

Investing Activities (Note 28):
Net decrease (increase) in time deposits	29,367	(3,186)	20,324	249
Investments in and advances to associated companies	(222,438)	(175,774)	(190,388)	(1,885)
Sales of investments in and collection of advances to associated companies	34,314	37,574	52,675	291
Acquisitions of available-for-sale securities	(135,117)	(121,173)	(90,769)	(1,145)
Proceeds from sales of available-for-sale securities	60,651	36,741	21,864	514
Proceeds from maturities of available-for-sale securities	106,687	52,604	56,934	904
Acquisitions of held-to-maturity debt securities	—	(1,675)	(2,233)	—
Proceeds from maturities of held-to-maturity debt securities	1,509	1,690	2,912	13
Acquisitions of other investments	(101,696)	(67,425)	(67,506)	(862)
Proceeds from sales of other investments	58,763	48,136	73,436	498
Increase in long-term loan receivables	(75,230)	(46,974)	(68,111)	(638)
Collection of long-term loan receivables	111,251	65,226	62,829	943
Additions to property leased to others and property and equipment	(327,356)	(247,054)	(170,068)	(2,775)
Proceeds from sales of property leased to others and property and equipment	52,741	73,958	79,324	447
Acquisitions of subsidiaries, net of cash acquired	(11,474)	—	(5,233)	(97)

Net cash used in investing activities	(418,028)	(347,332)	(224,010)	(3,543)

Financing Activities (Note 28):
Net increase (decrease) in short-term debt	70,820	(89,419)	(29,113)	600
Proceeds from long-term debt	673,730	449,204	754,425	5,710
Repayments of long-term debt	(434,600)	(438,822)	(541,544)	(3,683)
Proceeds from issuance of common stock	—	203,766	—	—
Capital contribution from minority interests	17,095	—	2,557	145
Purchases of treasury stock—net	(1,344)	(815)	(764)	(11)
Payments of cash dividends	(53,412)	(31,645)	(14,240)	(453)

Net cash provided by financing activities	272,289	92,269	171,321	2,308

Effect of Exchange Rate Changes on Cash and Cash Equivalents	9,431	13,922	6,131	80

Net Increase (Decrease) in Cash and Cash Equivalents	102,967	(94,745)	153,511	873
Cash and Cash Equivalents at Beginning of Year	697,065	791,810	638,299	5,907

Cash and Cash Equivalents at End of Year	¥800,032	¥697,065	¥791,810	$6,780

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Mitsui & Co., Ltd. and subsidiaries

1.	NATURE OF OPERATIONS

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

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2007 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118=U.S.$1, the approximate rate of exchange at March 31, 2007. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate shares of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51” (“FIN No. 46R”). The unincorporated joint ventures proportionately consolidated in accordance with EITF No. 00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures,” by the companies include but are not limited to Main Pass Block 61 J/V (50%), WA-28-L J/V (40%), Block 9 J/V (35%), Robe River Iron Associates J/V (33%), Capricorn Coal Development J/V (30%) and Dawson J/V (49%).

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the date of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

Certain subsidiaries with a fiscal year-end on or after December 31, but prior to the parent company’s fiscal year-end of March 31, are included on the basis of the subsidiaries’ respective fiscal year-ends.

Foreign currency translation

Foreign currency financial statements have been translated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” Pursuant to this statement, the assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective year-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

An allowance for doubtful receivables is recorded for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

The companies use derivative instruments and non-derivative financial instruments in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedge. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in shareholders’ equity on a net-of-tax basis.

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

Investments in associated companies

Investments in associated companies (20% to 50%-owned corporate investees, corporate joint ventures, and less than 20%-owned corporate investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Property and equipment

Property and equipment are stated at cost.

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, and vessels are primarily 8 to 65 years, 2 to 30 years, and 8 to 20 years, respectively. Mineral rights are amortized over their respective estimated useful lives, which are 7 to 20 years, using the straight-line method or the unit-of-production method.
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

Business combinations

In accordance with SFAS No. 141, “Business Combinations,” the purchase method of accounting is used for all business combinations. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is allocated as a pro rata reduction of the amounts that otherwise would have been assigned to certain acquired assets and the remaining excess is immediately recognized as an extraordinary gain.

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

Intangible assets subject to amortization consist primarily of software, customer relationships, trademarks and patents which are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, customer relationships, trademarks and patents are 3 to 5 years, 10 to 30 years, 5 to 10 years and 5 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Pension and severance indemnities plans

The companies have pension plans and/or severance indemnities plans covering substantially all employees other than directors. The costs of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).”

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Inventory costs

During the year ended March 31, 2007, the companies adopted SFAS No. 151, “Inventory Costs—an amendment of ARB No. 43, Chapter 4.”

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Share-based payment

During the year ended March 31, 2007, the companies adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires the compensation cost from share-based payment transactions to be recognized in the financial statements. The amount of the compensation cost is measured based on the grant-date fair value of the equity instruments issued or the liabilities incurred. In addition, the award of liability instruments will be remeasured at the end of each reporting period. The compensation cost is recognized over the requisite service period.

The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.

Accounting for stripping costs incurred during production in the mining industry

During the year ended March 31, 2007, the companies adopted EITF No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry.”

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

Accounting for purchases and sales of inventory with the same counterparty

During the year ended March 31, 2007, the companies adopted EITF No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.”

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

Quantifying financial misstatements

During the year ended March 31, 2007, the companies adopted the SEC Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”

SAB No. 108 expresses the staff’s view regarding the process of quantifying financial statement misstatements and provides interpretive guidance for correcting prior year misstatements.

The effect of adoption of this statement on the companies’ financial position and results of operations was immaterial.

Employers’ accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit pension plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires an entity to measure the funded status of a plan as of the date of an entity’s year-end statement of financial position, with limited exceptions.

During the year ended March 31, 2007, the companies adopted the recognition and related disclosure provisions of this statement. See Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES,” for the effect of adoption of these provisions.

The measurement date provisions are effective for fiscal years ending after December 15, 2008. The effect of adoption of these provisions on the companies’ financial position and results of operations will be immaterial.

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

SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The effect of adoption of this statement on the companies’ financial position and results of operations will be immaterial.

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”

SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and the interim period within those fiscal years. The effect of adoption of this statement on the companies’ financial position and results of operations will be immaterial.

Accounting for uncertainty in income taxes

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of all tax positions accounted for in accordance with SFAS No. 109.

FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The effect of adoption of this interpretation on the companies’ financial position and results of operations is expected to be immaterial.

Fair value option

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.”

SFAS No. 159 permits an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings.

SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

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

For the year ended March 31, 2007

The following are the primary business combinations, which were completed during the year ended March 31, 2007.

Gas Participacoes Ltda.

On October 31, 2005, the Company entered into a Share Purchase Agreement with Global Petroleum & Gas Industry, LLC to acquire all the outstanding shares of Gas Participacoes Ltda. (“Gaspart”) for about ¥18,648 million ($159 million). After satisfying the closing conditions, the Company closed the acquisition process on April 20, 2006. Gaspart was renamed Mitsui Gas e Energia do Brasil on October 16, 2006. Gaspart is a holding company of six local distribution companies (“LDC”), four in northeast and two in southeast Brazil, which have had a concession agreement with each state government to provide natural gas distribution on an exclusive basis in each state for 30 to 50 years. Gaspart’s share in each LDC is from 23.0% to 24.5% in voting share base. Each LDC begun operations between 1992 and 1994 and mainly distributes to general industry and natural gas stations.

In Brazil, the gas industry and civilian gas use are still immature. Therefore, growth in demand is expected in the future. Coherent effort into gas business from upstream to downstream, such as entry into gas field development projects, liquefied natural gas (“LNG”) terminal projects, pipeline projects and electricity generation projects, is one of the main pillars of the infrastructure area, in which the Company intends to invest with emphasis. This acquisition is consistent with the companies’ core strategy.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The consolidated financial statements for the year ended March 31, 2007 include the operating results of Gaspart as a subsidiary from the closing date of the acquisition.

The purchase price was determined based on the expected future cash flows Gaspart will generate.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥1,983
Investments and other assets	19,638

Total assets acquired	21,621

Current liabilities	(500)
Long-term liabilities	(2,473)

Total liabilities assumed	(2,973)

Net assets acquired	¥18,648

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Salt Asia Holdings Pty. Ltd.

On May 31, 2006, the Company entered into an agreement with Akzo Nobel Chemicals International BV (“Akzo Nobel”) to purchase Akzo Nobel’s investment in Salt Asia Holdings Pty. Ltd. (“Salt Asia,” a 94.2% owned subsidiary of Akzo Nobel). After satisfying the closing conditions, the Company completed the acquisition process on July 31, 2006. The total amount paid for the acquisition was approximately ¥8,044 million (A$ 91 million). Salt Asia is the holdings company which has 92.7% ownership of voting shares of Onslow Salt Pty. Ltd. (“Onslow”), which operates a solar marine salt field in western Australia. Onslow started delivery in May 2001 and supplies solar marine salt to the chlor-alkali industry.

The biggest application for salt from Onslow is as a raw material in the chlor-alkali industry. With rapidly rising demand from China putting pressure on supply-demand balance, the Company intends to supply salt for use by this industry in Asian countries including Japan. In February 2005, the Company also acquired the parent of Shark Bay Salt Joint Venture, operating Shark Bay solar marine salt field in western Australia. On completion of the Onslow acquisition, the Company will therefore have management control of a total annual salt production capacity of 3.8 million tons. The Company intends to take an efficient, unified management approach to the two salt fields, strengthening its position as a stable, comprehensive supplier of salt to the chlor-alkali industry and food manufacturing industry and actively developing its salt business operations.

The purchase price was determined based on the expected future cash flows Salt Asia will generate. The consolidated financial statements include the operating results of Salt Asia as a subsidiary from the date of acquisition.

In connection with this acquisition, ¥1,143 million was assigned to goodwill. The goodwill is non-deductible for tax purposes and has been assigned to the Chemical Segment.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥3,183
Property and equipment	10,519
Intangible assets	1,143
Investments and other assets	654

Total assets acquired	15,499

Current liabilities	(655)
Long-term liabilities	(6,001)
Minority interest	(799)

Total liabilities assumed and minority interest	(7,455)

Net assets acquired	¥8,044

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Dispolok GmbH

On September 29, 2006, the Company and Mitsui & Co. Europe Plc., a wholly owned subsidiary of the Company, agreed with Siemens AG (“Siemens”) to purchase 100% of the ownership interests of Siemens Dispolok GmbH (“Dispolok,” which was renamed Dispolok GmbH after the acquisition) for ¥15,630 million. The acquisition was completed on October 4, 2006, after obtaining the approvals of the German Federal Cartel Office. Dispolok engaged in the leasing of locomotives manufactured by Siemens and provided the maintenance services in Europe.

In Europe, the locomotive leasing market is growing rapidly under the influence of the railway liberalization policy executed by the EU; and, to enter the market, the companies established Mitsui Rail Capital Europe B.V. in October 2004, and have been expanding the companies’ market share in stages. By acquiring Dispolok, the companies are able to expand the number of locomotive fleets owned, and complement the current portfolio of the locomotives leasing business in functions, models and areas. The acquisition is expected to contribute to the companies’ business performance by maintaining the superiority as a leasing company which also provides maintenance service for lessees. The companies positioned the infrastructure business as one of core business fields and this acquisition is consistent with the companies’ strategy.

The consolidated financial statements for the year ended March 31, 2007 included the operating results of Dispolok from the date of the acquisition.

The purchase price was determined based on the expected future cash flows Dispolok will generate. The excess of the purchase price over the fair value of net assets of Dispolok was recorded as goodwill. The primary factors that contributed to the determination of the purchase price that caused the recognition of goodwill include the following: (1) the superiority of Dispolok’s economic scale and the facility to offer locomotives for rental with maintenance service, (2) the expansion of the companies’ market share, and (3) the synergies that might be achieved from regional complementation of the companies’ present locomotives and Dispolok’s ones.

In connection with this acquisition, ¥5,041 million, ¥270 million and ¥8,232 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization, and goodwill, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The intangible assets subject to amortization consist primarily of customer relationship of ¥4,966 million with an amortization period of 12 years. The goodwill is not deductible for tax purpose and has been assigned to Machinery & Infrastructure Projects Segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥4,266
Property and equipment	2,408
Intangible assets	13,556

Total assets acquired	20,230

Current liabilities	(4,600)

Total liabilities assumed	(4,600)

Net assets acquired	¥15,630

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

SunWize Technologies, Inc.

On October 26, 2006, SunWize Technologies, Inc., owned 20% by the Company and 80% by Mitsui & Co. (U.S.A.), Inc. (“Mitsui USA,” a wholly owned subsidiary of the Company), agreed with SunWize Technologies, LLC (“SunWize”) to take over its solar power business by acquiring substantially all of the assets used in the business for U.S.$84.0 million (¥9,887 million). After the regulatory review, the acquisition was completed on November 30, 2006. SunWize is a solar technology company which specializes in the design and manufacture of integrated solar power systems, the development of related projects and product distribution for the systems. SunWize offers a wide range of photovoltaic power solutions, such as a supply of preassembled parts and custom-engineered systems and manufacturing of special solar modules for battery-operated products. SunWize provides the goods and services to manufacturing, commercial, government and residential customers.

The market for solar power energy in the U.S. is expected to increase into the foreseeable future. By acquiring SunWize’s business, the companies, which had been selling solar electric modules to customers through SunWize, have established a vertically integrated business structure reaching from procurement of the products to distribution though SunWize’s dealer network. The companies believe that the acquisition will contribute to the companies’ performance in this developing market. This acquisition, with an established client base throughout the U.S., is consistent with the companies’ core strategy of making strategic investments in consumer businesses.

The consolidated financial statements for the year ended March 31, 2007 include the operating results of SunWize from the date of acquisition.

The purchase price was determined based on the expected future cash flows SunWize will generate. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The significant factors that contributed to the determination of the purchase price that resulted in the recognition of goodwill are mainly due to the synergies that might be achieved from cooperation with the companies, such as product procurement.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

In connection with this acquisition, ¥1,974 million and ¥6,249 million were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationship of ¥1,621 million with an amortization period of 15 years. The goodwill is deductible for tax purpose and has been assigned to the Americas Segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥2,453
Property and equipment	308
Intangible assets	8,223

Total assets acquired	10,984

Current liabilities	(1,097)

Total liabilities assumed	(1,097)

Net assets acquired	¥9,887

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Mitsui Oil Exploration Co., Ltd.

The Company acquired an additional 3.0% interest in Mitsui Oil Exploration Co., Ltd. (“MOECO”) for ¥6,240 million from Mitsui Engineering & Shipping Co., Ltd. (an unrelated party) on March 28, 2007. The carrying value of the Company’s equity investment in MOECO immediately before the acquisition was ¥107,892 million. As a result of the Company increasing its ownership of voting shares of MOECO to 50.3%, MOECO became a subsidiary of the Company.

MOECO is actively engaged in several oil and natural gas exploration, development and production projects in Thailand and its neighboring Southeast Asian countries as well as the Middle East. At the end of March 2007, MOECO’s share of daily production amounted to an equivalent of approximately 93,000 barrels of oil. The Company positions its energy business as a significant strategic business sector and continues to strengthen its revenue base by acquiring new oil and natural gas assets and replacing its reserves. The Company’s acquisition of the MOECO shares is part of the Company’s corporate strategy, which enables the companies to position MOECO as one of the core units of its energy upstream business, and to sustain its competitiveness under the current fierce global competition for acquiring oil and gas upstream assets. A closer relationship with MOECO allows the Company to obtain a wider variety of options for expanding its upstream business by adding the Southeast Asia region to its current portfolio of the upstream assets in addition to Middle East, Sakhalin and Oceania areas, as well as strengthening companies’ oil and gas exploration activities. This acquisition of MOECO is consistent with the companies’ core strategy.

The purchase price was determined based on the net assets of MOECO. The consolidated financial statements for the year ended March 31, 2007 include the operating result of MOECO as a subsidiary from the date of acquisition.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥72,677
Property and equipment	50,132
Intangible assets	2,587
Investments and other assets	250,302

Total assets acquired	375,698

Current liabilities	(53,397)
Long-term liabilities	(92,834)
Minority interest	(115,335)

Total liabilities assumed and minority interest	(261,566)

Net assets acquired	¥114,132

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

For the year ended March 31, 2006

The business combinations which were completed during the year ended March 31, 2006 were immaterial.

For the year ended March 31, 2005

The following are the primary business combinations, which were completed during the year ended March 31, 2005.

Cornerstone Nutritional Labs, LLC

On December 21, 2004, CornerStone Research & Development, Inc., a wholly owned subsidiary of Mitsui USA agreed with Cornerstone Nutritional Labs, LLC (“Cornerstone”) to take over its nutraceutical business by acquiring substantially all of the assets used in the business for U.S. $84.5 million. Cornerstone covers every aspect of nutraceutial production including raw material sourcing, blending, encapsulation and packaging in addition to new product development, and sells its products to wholesalers mainly throughout the United States and Canada.

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

The purchase price was determined based on expected future cash flows Cornerstone will generate. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill. The significant

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

factors that contributed to the determination of the purchase price that resulted in the recognition of goodwill include the following: (1) the growth potential of Cornerstone’s supplements business due to increased demand by major supplement makers to contract manufacturers including Cornerstone to provide every aspect of nutraceutical production and (2) the synergies that might be achieved from combining the operations with the Company and Mitsui USA’s supplements businesses.

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

NextCom K.K.

BSI Co., Ltd. (“BSI,” a wholly owned subsidiary of the Company), ADAM NET Ltd. (“ADAM NET,” a 92.3% owned subsidiary of the Company) and NextCom K.K. (“NextCom,” a 31.2% owned associated company of the Company accounted for under the equity method) entered into a merger agreement on September 10, 2004 and merged on December 11, 2004. NextCom remains as the surviving company among them. In conjunction with the merger, NextCom issued its own stocks to each shareholder of BSI and ADAM NET. As a result, the Company’s ownership of voting shares of NextCom rose by 16.5% to 47.7%. Upon the merger, by sending a major part of the board members, the companies took control of decision making by NextCom’s board of directors, and consequently, NextCom became a subsidiary of the Company. This exchange transaction was accounted for as partial sales of shares of BSI and ADAM NET previously owned by the Company and partial acquisitions of shares of NextCom. As a result of the partial sales transaction, the companies recognized a gain of ¥3,715 million in gain on sales of securities—net during the year ended March 31, 2005.

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

Notes to Consolidated Financial Statements—(Continued)

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

The carrying amounts of assets and liabilities of a disposal group classified as held for sale were immaterial for the years ended March 31, 2007 and 2006.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Summarized selected financial information for the years ended March 31, 2007, 2006 and 2005 for the discontinued operations reclassified during the year ended March 31, 2007 was as follows:

	Millions of Yen
	Mitalco Inc.	Other subsidiaries	Total
Year ended March 31, 2007:
Revenues	—	¥15	¥15

Income (loss) from discontinued operations before income taxes	¥5,337	¥(260)	¥5,077
(Loss) gain on disposal—net	(77)	128	51
Income tax (expense) benefit	(2,188)	331	(1,857)

Income from discontinued operations—net	¥3,072	¥199	¥3,271

Year ended March 31, 2006:
Revenues	—	¥7	¥7

Loss from discontinued operations before income taxes	¥(24,774)	¥(369)	¥(25,143)
Income tax benefit	10,293	9	10,302

Loss from discontinued operations—net	¥(14,481)	¥(360)	¥(14,841)

Year ended March 31, 2005:
Revenues	—	¥31	¥31

Loss from discontinued operations before income taxes	¥(6,383)	¥(172)	¥(6,555)
Income tax benefit	2,233	67	2,300

Loss from discontinued operations—net	¥(4,150)	¥(105)	¥(4,255)

The primary discontinued operations for the year ended March 31, 2007 were as follows:

Mitalco Inc.

Mitalco Inc., a subsidiary partially reported in both the Iron & Steel Raw Materials and Non-Ferrous Metals and Americas Segments, held a 32% stake in two aluminum smelting facilities in the United States and had mainly been engaged in manufacture and sale of aluminium. Because of the declining profitability resulting from deterioration in the terms of the power purchase contract during the course of renewal negotiations, the companies disposed of by sale all stakes of both facilities during the year ended March 31, 2007.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in operations such as manufacture of zinc-plate and supply chain management.

Summarized selected financial information for the years ended March 31, 2006 and 2005 for the discontinued operations reclassified during the year ended March 31, 2006 was as follows:

	Millions of Yen
	Arcadia Petroleum	Other subsidiaries	Total
Year ended March 31, 2006:
Revenues	¥1,013	¥10,509	¥11,522

(Loss) income from discontinued operations before income taxes	¥(39)	¥498	¥459
Gain on disposal—net	46	587	633
Income tax (expense) benefit	(22)	161	139

(Loss) income from discontinued operations—net	¥(15)	¥1,246	¥1,231

Year ended March 31, 2005:
Revenues	¥13,266	¥17,833	¥31,099

Income from discontinued operations before income taxes	¥7,687	¥535	¥8,222
Income tax expense	(1,687)	(55)	(1,742)

Income from discontinued operations—net	¥6,000	¥480	¥6,480

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

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in operations such as management of a membership golf club, general construction and construction and lease of assembly houses, and manufacture and sale of Ethylene-Dichloride.

Summarized selected financial information for the year ended March 31, 2005 for the discontinued operations reclassified during the year ended March 31, 2005 was as follows:

	Millions of Yen
	Shirasagi Golf Club	Other subsidiaries	Total
Year ended March 31, 2005:
Revenues	—	—	—

Loss from discontinued operations before income taxes	—	—	—
Gain on disposal	¥1,161	¥47	¥1,208
Income tax expense	(477)	(19)	(496)

Income from discontinued operations—net	¥684	¥28	¥712

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The primary discontinued operations for the year ended March 31, 2005 were as follows:

Shirasagi Golf Club

Shirasagi Golf Club, a subsidiary reported in the All Other Segment, had been engaged in the operation of a membership golf club in Japan, which opened for business in 1996. Shirasagi Golf Club had reported consecutive losses since the opening of the golf club because both the number of customers and the average sale per customer had declined amidst the prolonged severe economic conditions that followed the collapse of the bubble economy in Japan. In these business conditions, it was very unlikely that Shirasagi Golf Club would be able to improve its earnings and pay off its debts in the future, therefore the Company disposed of, other than by sale, the operation during the year ended March 31, 2005.

Other subsidiaries

The main subsidiary in this category is MBR Corporation (formerly Mitsui Bussan Rossignol Corporation), a subsidiary reported in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment.

The Company had been engaged in the sale of Rossignol brand skis, snowboards and other sporting goods in the Japanese market through MBR Corporation based on the distributorship agreements and the license agreement with Rossignol Group. These agreements were terminated in 2004, and accordingly, the Company disposed of, other than by sale, MBR Corporation during the year ended March 31, 2005. The gain on disposal of the operations before income taxes was immaterial. No revenues and loss from discontinued operations before income taxes were recognized by MBR Corporation for the year ended March 31, 2005.

5.	MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At March 31, 2007 and 2006, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity debt securities were as follows:

	Millions of Yen
	Cost	Fair value	Unrealized holding gains (losses)
			Gains	Losses	Net
March 31, 2007:
Available-for-sale:
Marketable equity securities	¥395,958	¥861,463	¥466,105	¥(600)	¥465,505
Foreign debentures, commercial paper and other debt securities	51,096	51,176	85	(5)	80
Held-to-maturity debt securities, consisting principally of foreign debentures	9,307	9,307	0	—	0

March 31, 2006:
Available-for-sale:
Marketable equity securities	¥275,296	¥591,186	¥316,115	¥(225)	¥315,890
Foreign debentures, commercial paper and other debt securities	89,823	89,927	138	(34)	104
Held-to-maturity debt securities, consisting principally of foreign debentures	11,930	11,930	0	—	0

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities), with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets were ¥22,936 million and ¥21,791 million at March 31, 2007 and 2006, respectively. The carrying amounts of available-for-sale securities (foreign debentures, commercial paper and other debt securities) included in investments in and advances to associated companies in the Consolidated Balance Sheets were ¥35,415 million and ¥35,241 million at March 31, 2007 and 2006, respectively.

At March 31, 2007 and 2006, the fair value and gross unrealized holding losses on available-for-sale securities and held-to-maturity debt securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen
	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
March 31, 2007:
Available-for-sale:
Marketable equity securities	¥12,934	¥(600)	—	—
Foreign debentures, commercial paper and other debt securities	4,025	(5)	—	—
Held-to-maturity debt securities, consisting principally of foreign debentures	—	—	—	—

Total	¥16,959	¥(605)	—	—

March 31, 2006:
Available-for-sale:
Marketable equity securities	¥2,370	¥(225)	—	—
Foreign debentures, commercial paper and other debt securities	4,706	(34)	—	—
Held-to-maturity debt securities, consisting principally of foreign debentures	—	—	—	—

Total	¥7,076	¥(259)	—	—

The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of marketable equity securities (approximately 25 issuers) of customers in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The severity of decline in fair value less than cost was 3% to 21% and the duration of the impairment was less than nine months. The companies evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at March 31, 2007.

For the years ended March 31, 2007, 2006 and 2005, losses of ¥3,062 million, ¥1,775 million and ¥586 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The portion of net trading gains and losses for the year that relates to trading securities still held at March 31, 2007, 2006 and 2005 were as follows:

	Millions of Yen
	2007	2006	2005
Net trading gains (losses)	¥0	¥0	¥(7)

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2007, 2006 and 2005 are shown below:

	Millions of Yen
	2007	2006	2005
Proceeds from sales	¥63,617	¥36,741	¥21,864

Gross realized gains	¥26,328	¥21,678	¥10,018
Gross realized losses	(167)	(94)	(52)

Net realized gains	¥26,161	¥21,584	¥9,966

On September 1, 2005, in connection with foundation of Seven & I Holdings Co., Ltd., the companies exchanged shares of Seven-Eleven Japan Co., Ltd. for those of Seven & I Holdings Co., Ltd. In accordance with EITF No. 91-5, “Nonmonetary Exchange of Cost-Method Investments,” a non-cash gain of ¥4,227 million was recorded for the year ended March 31, 2006, and is included in gain on sales of securities—net in the Statements of Consolidated Income. On January 1, 2006, in connection with business combination of KDDI Corp. and POWERDCOM Inc., the Company exchanged shares of POWERDCOM Inc. for those of KDDI Corp., as an acquiring company. In accordance with EITF No. 91-5, a non-cash gain of ¥3,292 million was recorded for the year ended March 31, 2006, and is included in gain on sales of securities—net in the Statements of Consolidated Income.

On April 1, 2004, in connection with the foundation of T&D Holdings, Inc., the Company exchanged shares of Taiyo Life Insurance Company for those of T&D Holdings, Inc. In accordance with EITF No. 91-5, a non-cash gain of ¥1,657 million was recorded for the year ended March 31, 2005, and is included in gain on sales of securities—net in the Statements of Consolidated Income.

Debt securities classified as available-for-sale and held-to-maturity at March 31, 2007 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized Cost	Aggregate fair value	Amortized Cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥6,078	¥6,080	¥4,763	¥4,763
After 1 year through 5 years	42,065	42,141	4,534	4,534
After 5 years through 10 years	2,946	2,948	10	10
After 10 years	7	7	—	—

Total	¥51,096	¥51,176	¥9,307	¥9,307

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥384,562 million and ¥324,395 million at March 31, 2007 and 2006, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥8,642 million, ¥8,868 million and ¥15,958 million for the years ended March 31, 2007, 2006 and 2005, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥316,216 million and ¥248,970 million at March 31, 2007 and 2006, respectively. Investments with an aggregate carrying amount of ¥281,332 million at March 31, 2007 and ¥226,177 million at March 31, 2006, were not evaluated for impairment because the companies did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments and the companies determined that it is not practicable to estimate the fair value of those investments in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

6.	INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. In addition, noncontrolling investments in general partnerships, limited partnerships and limited liability companies are also accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), P.T. Paiton Energy (36.32%), Sakhalin Energy Investment Company Ltd. (25.00%), IPM Eagle LLP (30.00%), Nihon Unisys, Ltd. (31.83%) and United Auto Group, Inc. (16.42%).

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

The companies are the second largest shareholder group of United Auto Group, Inc. (“UAG”) and entered into a shareholders agreement with its largest shareholder group owning approximately 40% of its voting shares. Based on a reciprocal voting provision set forth in the agreement for shareholder election of the directors of UAG, the companies and the largest shareholder group constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and jointly participate in the management of UAG. The investment in UAG is accounted for under the equity method because of the companies’ ability to exercise significant influence over operating and financial policies primarily through board representation by a director and executive vice president dispatched from the companies. UAG is utilizing the companies’ global network to develop its business activities outside the United States and, as part of the process, the companies substantively participate in the decision-making processes.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Associated companies are engaged primarily in the development of natural resources and the manufacture and distribution of various products. The major geographic areas of such entities are Japan, the Americas, Europe, Asia and Oceania.

Investments in and advances to associated companies at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen
	2007	2006
Investments in capital stock	¥1,457,519	¥1,181,219
Advances	130,052	119,368

Total	¥1,587,571	¥1,300,587

The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥189,397 million and ¥113,431 million at March 31, 2007 and 2006, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to property and equipment which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 8 to 42 years, using either the straight-line or the unit-of-production method.

Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥166,437 million and ¥142,180 million at March 31, 2007 and 2006, respectively. Corresponding aggregate quoted market values were ¥240,035 million and ¥315,365 million, respectively.

Summarized financial information for associated companies at March 31, 2007 and 2006 and for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of Yen
	2007	2006
Current assets	¥5,501,992	¥4,203,539
Property and equipment—net of accumulated depreciation	9,511,669	5,764,884
Other assets	2,982,977	1,904,449

Total assets	¥17,996,638	¥11,872,872

Current liabilities	¥3,933,269	¥3,326,220
Long-term liabilities	7,079,276	3,378,679
Minority interests	2,033,986	1,150,406
Shareholders’ equity	4,950,107	4,017,567

Total liabilities and shareholders’ equity	¥17,996,638	¥11,872,872

The companies’ equity in the net assets of associated companies	¥1,268,122	¥1,067,788

	Millions of Yen
	2007	2006	2005
Revenues	¥9,332,451	¥7,240,519	¥6,295,587
Gross profit	2,856,639	2,037,245	1,582,586
Net income	958,522	585,579	357,019

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ revenues and purchases from associated companies included in cost of revenues during the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of Yen
	2007	2006	2005
Revenues	¥108,706	¥89,134	¥121,283
Purchases	279,215	238,015	192,405

Dividends received from associated companies for the years ended March 31, 2007, 2006 and 2005 amounted to ¥110,072 million, ¥63,597 million and ¥32,817 million, respectively.

Consolidated unappropriated retained earnings at March 31, 2007 and 2006 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥282,756 million and ¥205,811 million, respectively.

7.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the change in the allowance for doubtful receivables is as follows:

	Millions of Yen
	Current	Non-current	Total
Year ended March 31, 2007:
Balance at beginning of year	¥26,703	¥84,513	¥111,216
Credits charged off	(5,550)	(19,546)	(25,096)
Provision for doubtful receivables	7,854	5,419	13,273
Others	817	(611)	206

Balance at end of year	¥29,824	¥69,775	¥99,599

Year ended March 31, 2006:
Balance at beginning of year	¥22,519	¥100,066	¥122,585
Credits charged off	(369)	(25,045)	(25,414)
Provision for doubtful receivables	2,036	(1,988)	48
Others	2,517	11,480	13,997

Balance at end of year	¥26,703	¥84,513	¥111,216

Year ended March 31, 2005:
Balance at beginning of year	¥22,498	¥110,098	¥132,596
Credits charged off	(3,604)	(19,241)	(22,845)
Provision for doubtful receivables	6,306	2,477	8,783
Others	(2,681)	6,732	4,051

Balance at end of year	¥22,519	¥100,066	¥122,585

Note:	“Others” principally includes the effect of consolidation of certain subsidiaries, reclassification to discontinued operations and the effect of changes in foreign exchange rates.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The recorded investment in impaired loans, as defined in SFAS No. 114 and amended by SFAS No. 118, and the allowance for doubtful receivables related to such loans at March 31, 2007 and 2006 were as follows:

	Millions of Yen
	2007		2006
	Impaired loans	Allowance for doubtful receivables	Impaired loans	Allowance for doubtful receivables
Impaired loans with an allowance for doubtful receivables	¥91,967	¥72,382	¥104,513	¥82,967
Impaired loans without an allowance for doubtful receivables	9,689	—	11,353	—

Total	¥101,656	¥72,382	¥115,866	¥82,967

The average investment in impaired loans and interest income on impaired loans for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of Yen
	2007	2006	2005
Average investment in impaired loans	¥108,761	¥125,795	¥150,429
Interest income recognized on impaired loans	1,255	1,475	1,304

Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired.

8.	LEASES

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

The following comprises the components of the net investment in direct financing leases as of March 31, 2007 and 2006:

	Millions of Yen
	2007	2006
Total minimum lease payments to be received	¥140,152	¥112,701
Estimated unguaranteed residual value of leased assets	16,840	16,618
Less unearned income	(59,316)	(46,330)

Investment in direct financing leases	97,676	82,989
Less allowance for doubtful receivables	—	(1,208)

Net investment in direct financing leases	¥97,676	¥81,781

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following is a schedule by years of future minimum lease payments to be received from direct financing leases as of March 31, 2007:

Millions of Yen
Year ending March 31:
2008	¥15,364
2009	14,922
2010	14,381
2011	14,262
2012	13,614
Thereafter	67,609

Total	¥140,152

The following represents the components of the net investment in leveraged leases as of March 31, 2007 and 2006:

	Millions of Yen
	2007	2006
Total minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt)	¥4,703	¥4,710
Estimated unguaranteed residual value of leased assets	5,571	5,596
Less unearned income	(2,479)	(2,560)

Investment in leveraged leases	7,795	7,746
Less allowance for doubtful receivables	—	0
Less deferred tax liabilities arising from leveraged leases	(7,869)	(7,258)

Net investment in leveraged leases	¥(74)	¥488

The following provides an analysis of the companies’ investment in property on operating leases and property held for lease by classes as of March 31, 2007 and 2006:

	Millions of Yen
	2007			2006
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Real estate	¥200,699	¥(65,422)	¥135,277	¥187,037	¥(59,913)	¥127,124
Rolling stock	62,794	(3,016)	59,778	45,790	(2,458)	43,332
Ocean transport vessels	47,665	(9,133)	38,532	34,820	(6,590)	28,230
Aircraft	6,947	(169)	6,778	5,745	(97)	5,648
Equipment and others	32,084	(13,209)	18,875	30,775	(16,526)	14,249

Total	¥350,189	¥(90,949)	¥259,240	¥304,167	¥(85,584)	¥218,583

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 31, 2007:

Millions of Yen
Year ending March 31:
2008	¥13,270
2009	10,488
2010	8,295
2011	6,776
2012	5,481
Thereafter	24,545

Total	¥68,855

Lessee

The companies lease equipment, real estate and others under capital leases. At March 31, 2007, approximately 60% of the capital leases are with the Company’s associated company, Mitsui Leasing & Development, Ltd.

The following provides an analysis of the companies’ leased assets recorded under capital leases by classes as of March 31, 2007 and 2006:

	Millions of Yen
	2007			2006
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Equipment	¥23,468	¥(12,522)	¥10,946	¥25,927	¥(14,005)	¥11,922
Real estate	8,735	(1,111)	7,624	7,747	(641)	7,106
Others	3,413	(1,933)	1,480	3,725	(1,877)	1,848

Total	¥35,616	¥(15,566)	¥20,050	¥37,399	¥(16,523)	¥20,876

The following is a schedule by years of future minimum lease payments under capital leases together with components of the present value of the net minimum lease payments as of March 31, 2007:

Millions of Yen
Year ending March 31:
2008	¥4,484
2009	4,687
2010	6,470
2011	2,945
2012	2,830
Thereafter	4,454

Total minimum lease payments	25,870

Less amount representing interest	(2,109)

Present value of net minimum lease payments	23,761
Less current capital lease obligations	4,902

Long-term capital lease obligations	¥18,859

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies lease real estate, ocean transport vessels, rolling stock, aircraft, equipment and others under operating leases. Most of the ocean transport vessels, aircraft and rolling stock under operating leases are subleased to third parties.

The Company and certain subsidiaries sold real estate and others to third parties for ¥6,006 million and ¥11,622 million in total during the years ended March 31, 2007 and 2006, respectively, and leased them back with terms ranging up to 10 years. The resulting leases were classified as operating leases.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2007. Minimum payments have not been reduced by minimum sublease rentals of ¥63,682 million due in the future under noncancelable subleases:

Millions of Yen
Year ending March 31:
2008	¥36,652
2009	32,559
2010	24,621
2011	17,531
2012	12,979
Thereafter	49,182

Total	¥173,524

Rental expenses incurred for operating leases for the years ended March 31, 2007, 2006 and 2005 were ¥55,769 million, ¥46,511 million and ¥40,957 million, respectively. Sublease rental income for the years ended March 31, 2007, 2006 and 2005 were ¥25,716 million, ¥18,422 million and ¥18,633 million, respectively.

9.	PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At March 31, 2007 and 2006, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	2007	2006
Trade receivables (current and non-current)	¥136,503	¥120,030
Inventories	61,016	38,563
Investments	108,918	83,714
Property leased to others (net book value)	52,343	30,604
Property and equipment (net book value)	57,162	67,026
Other	14,023	16,233

Total	¥429,965	¥356,170

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The distribution of such collateral among short-term debt, long-term debt and guarantees of contracts and others was as follows:

	Millions of Yen
	2007	2006
Short-term debt	¥104,586	¥60,754
Long-term debt	182,018	167,211
Guarantees of contracts and others	143,361	128,205

Total	¥429,965	¥356,170

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

In addition to the above, the Company has bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements. See Note 13, “SHORT-TERM, LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES. “

Financial assets accepted as collateral

At March 31, 2007 and 2006, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	2007	2006
Bank deposits	¥1,583	¥1,550
Promissory notes	—	2,960
Trade receivables—accounts	3,046	2,357
Stocks and bonds	8,615	11,459

Stocks and bonds of ¥593 million at March 31, 2007 and promissory notes of ¥693 million at March 31, 2006 which have been provided as collateral were repledged.

There were no financial assets accepted as collateral under security repurchase agreements at March 31, 2007 and 2006.

10.	IMPAIRMENT LOSS OF LONG-LIVED ASSETS

The companies have recognized impairment loss of long-lived assets in accordance with the provisions of SFAS No. 144 during the years ended March 31, 2007, 2006 and 2005. See Note 4, “DISCONTINUED OPERATIONS,” for the impairment loss of long-lived assets reported in discontinued operations.

The impairment loss of long-lived assets for the year ended March 31, 2007 consists principally of intangible assets, such as knowhow, owned by a domestic subsidiary, Mitsui Norin Co., Ltd. (Japan), which is one of the manufacturers of tea leaves in Japan; and land and buildings for certain businesses owned by a domestic subsidiary, Mitsui Foods Co., Ltd. (Japan). The impairment loss of long-lived assets also consisted principally of production facilities owned by an aluminum smelting subsidiary, Mitalco Inc. (United States); land

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

and buildings for certain businesses owned by domestic and foreign subsidiaries; and land held for lease owned by the Company for the year ended March 31, 2006. Production facilities owned by Mitalco Inc. (United States); land held for development and a lease owned by the Company, and gasoline stations, land and buildings for certain businesses owned by domestic subsidiaries were judged impaired for the year ended March 31, 2005.

The impairments for the year ended March 31, 2007 mainly related to declining profitability due to deterioration of operating environment such as intensifying competition in both beverage and beverage materials, and the reorganization of business structure and distribution bases. The impairments for the year ended March 31, 2006 mainly related to declining profitability resulting from deterioration in the terms of the power purchase contract during the course of renewal negotiations, and the reorganization of business structure and distribution bases. The impairments for the year ended March 31, 2005 mainly related to declining profitability resulting from the deterioration of business environment such as increasing electricity costs and to a continuous decline in the market value of land in Japan. See Note 25, “EXIT OR DISPOSAL ACTIVITIES,” for the exit or disposal activities which resulted in recognition of impairment loss of long-lived assets.

Impairment loss of long-lived assets recognized by operating segment for the years ended March 31, 2007, 2006 and 2005 were as follows:

	Millions of Yen
	2007	2006	2005
Iron & Steel Products	¥70	¥1,276	¥1,169
Iron & Steel Raw Materials and Non-Ferrous Metals	—	11,804	7,048
Machinery & Infrastructure Projects	602	6,725	337
Chemical	323	581	1,698
Energy	1,600	1,178	2,580
Foods & Retail	13,736	6,797	238
Lifestyle, Consumer Service and Information, Electronics & Telecommunication	335	2,068	1,472
Logistics & Financial Markets	92	254	57
Americas	12	1,911	954
Europe	—	19	—
Asia	6	13	—
All Other	1,046	2,818	5,601
Adjustments and Eliminations	(12)	(11,193)	(7,091)

Consolidated Total	¥17,810	¥24,251	¥14,063

Note :	“Adjustments and Eliminations” represents impairment loss related to assets not allocated to specific operating segments. The reclassification to loss from discontinued operation—net for the years ended March 31, 2006 and 2005 are also included in “Adjustments and Eliminations.”

The fair value of the assets is calculated based on independent appraisals, market value or discounted future cash flows whichever management considers the most appropriate.

In addition to the impairment loss of long-lived assets based on SFAS No. 144 shown in the above table, the impairment loss of intangible assets not subject to amortization based on SFAS No. 142 was included in impairment loss of long-lived assets in the Statements of Consolidated Income for the years ended March 31, 2007, 2006 and 2005 as discussed in Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.”

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

11.	ASSET RETIREMENT OBLIGATIONS

The companies recognized asset retirement obligations in accordance with the provisions of SFAS No. 143.

The asset retirement obligations are principally related to the costs of dismantling and removing mining, and oil and gas production facilities owned by subsidiaries in Australia and a domestic subsidiary which has interests in oil and gas in South East Asia, which are engaged in mining operations or oil and gas producing activities.

The changes in asset retirement obligations for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen
	2007	2006
Balance at beginning of year	¥17,790	¥11,514
Consolidation of a subsidiary	16,814	—
Liabilities incurred	7,511	6,239
Liabilities settled	(5)	(655)
Disposition of assets	(2,691)	—
Accretion expense	1,134	496
Foreign currency translation adjustments	1,499	196

Balance at end of year	¥42,052	¥17,790

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen
	2007		2006
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Software	¥51,108	¥27,444	¥48,563	¥24,600
Customer relationships	14,266	2,487	6,905	1,670
Trademarks	11,305	8,426	10,901	7,425
Patents	9,470	9,379	9,541	9,415
Unpatented technologies	5,398	5,376	15,698	4,315
Other	35,505	16,994	27,494	16,575

Total	¥127,052	¥70,106	¥119,102	¥64,000

The aggregate amortization expense of intangible assets for the years ended March 31, 2007, 2006 and 2005 was ¥14,995 million, ¥15,027 million and ¥12,853 million, respectively. The estimated aggregate amortization expense of intangible assets at March 31, 2007 for each of the next five years is as follows:

Millions of Yen
Year ending March 31:
2008	¥15,115
2009	11,779
2010	8,793
2011	5,665
2012	4,052

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Total carrying amount of intangible assets not subject to amortization (excluding goodwill) at March 31, 2007 and 2006 consisted of:

	Millions of Yen
	2007	2006
Land rights	¥7,257	¥7,795
Trademarks	979	2,623
Other	2,016	2,637

Total	¥10,252	¥13,055

Intangible assets subject to amortization acquired during the year ended March 31, 2007 totaled ¥25,852 million, and consisted primarily of software of ¥8,939 million and customer relationships of ¥6,587 million. The weighted average amortization periods for software and customer relationships are 5 years and 13 years, respectively. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2007 was immaterial.

Intangible assets subject to amortization acquired during the year ended March 31, 2006 totaled ¥10,049 million, and consisted primarily of software of ¥7,456 million. The weighted average amortization period for software is 5 years. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2006 was immaterial.

During the year ended March 31, 2007, the companies recognized impairment losses of ¥12,247 million on intangible assets subject to amortization and not subject to amortization (excluding goodwill) which are included in impairment loss of long-lived assets in the Statements of Consolidated Income. The impairment losses included in Foods & Retail Segment consisted primarily of ¥10,301 million and 1,848 million on the write-down of unpatented technology (intangible assets subject to amortization) and trademark (intangible assets not subject to amortization) which are held by Mitsui Norin Co., Ltd., a domestic subsidiary which is engaged in manufacturing tea-related beverage materials. The impairments of unpatented technologies and trademarks were mainly due to the decrease in the fair value resulting from the downturn in profitability according to the intensifying competition in the tea-related materials industry. The fair value for the basis of determining the impairment loss was calculated based on discounted future cash flows. The impairment losses recognized for intangible assets subject to amortization and not subject to amortization (excluding goodwill) for the years ended March 31, 2006 and 2005 were immaterial.

In addition to the intangible assets shown in the above tables, intangible assets in the Consolidated Balance Sheet at March 31, 2006 also included unrecognized prior service costs totaling ¥63 million, which were recorded under SFAS No. 87 as discussed in Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES.” There are no unrecognized prior service costs recognized as intangible assets in the Consolidated Balance Sheet at March 31, 2007.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2007 and 2006 were as follows:

	Millions of Yen
	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Americas	Consolidated Total
Balance at April 1, 2005	¥705	¥2,602	¥1,542	¥1,614	¥17,088	¥4,021	¥4,125	¥31,697
Acquisition	—	222	—	—	—	748	118	1,088
Impairment losses	—	(2,838)	—	—	—	—	—	(2,838)
Others	—	236	229	118	(9)	(288)	358	644

Balance at March 31, 2006	705	222	1,771	1,732	17,079	4,481	4,601	30,591
Acquisition	167	—	12,193	1,143	591	2,038	6,664	22,796
Impairment losses	—	—	—	—	(16,528)	—	—	(16,528)
Others	—	2	423	361	—	(129)	(269)	388

Balance at March 31, 2007	¥872	¥224	¥14,387	¥3,236	¥1,142	¥6,390	¥10,996	¥37,247

Note:	“Others” principally includes the effect of foreign currency exchange rate changes and the effect of deconsolidation of certain subsidiaries.

The impairment losses included in the Foods & Retail Segment for the year ended March 31, 2007 consisted of an impairment loss of ¥16,528 million for goodwill related to Mitsui Norin Co., Ltd., a domestic subsidiary which is engaged in manufacturing tea-related beverage materials. Because the subsidiary experienced a downturn in profitability due to the intensifying competition in the tea-related materials industry, the carrying amount of the subsidiary exceeded the fair value of the subsidiary and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill.

The impairment losses included in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment for the year ended March 31, 2006 consisted of an impairment loss of ¥2,838 million for goodwill related to Mitalco Inc., an aluminum smelting subsidiary in the United States. Because of the deterioration in the terms of the power purchase contract during the course of renewal negotiations, the carrying amount of the subsidiary exceeded the fair value of the subsidiary and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill. This impairment loss has been reclassified to income (loss) from discontinued operations—net (after income tax effect) in the Statements of Consolidated Income, because this operation was discontinued for the year ended March 31, 2007, as discussed in Note 4.

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

The fair value of the subsidiary for the basis of determining the impairment loss of goodwill was calculated based on discounted future cash flows.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

13.	SHORT-TERM, LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES

Short-term and long-term debt

Short-term debt at March 31, 2007 and 2006 were comprised of the following:

	Millions of Yen
	2007		2006
		Interest rate *1		Interest rate *1
Short-term bank loans and others	¥554,406	4.6%	¥405,821	4.5%
Commercial paper	93,354	3.1	70,614	1.4
Notes under medium-term note programme	10,974	0.6	67,827	0.1

Total	658,734		544,262
SFAS No. 133 fair value adjustment *2	13		(3,465)

Total	¥658,747		¥540,797

*1	The interest rates represent weighted average rates in effect at March 31, 2007 and 2006 regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

*2	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Unused lines of credit, for short-term financing outside Japan, aggregated ¥626,583 million at March 31, 2007. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material during the years ended March 31, 2007 and 2006.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Long-term debt at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen
	2007	2006
Long-term debt with collateral (Note 9):
Banks and insurance companies, maturing serially through 2016—principally 0.9% to13%	¥118,203	¥79,186
Government-owned banks and government agencies, maturing serially through 2056—principally 0.7% to 7%	66,602	73,995
Other, maturing serially through 2018—principally 2% to 6%	5,332	6,173

Total	190,137	159,354

Long-term debt without collateral:
Banks and others (principally insurance companies):
Principally 0.01% to 6%, maturing serially through 2021	1,690,323	1,567,642
Principally 0.4% to 18%, maturing serially through 2021 (payable in foreign currencies)	545,689	454,894
Bonds and notes:
Japanese yen convertible bonds (fixed rate 1.05%, due 2009)	36,577	91,382
U.S. dollar convertible bonds (zero coupon, due 2008)	1,179	1,174
Japanese yen bonds with early redemption clause (fixed rate 0.7% to 1.4%, due 2013–2015) .	41,000	61,000
Japanese yen bonds with early redemption clause (fixed and floating rate: floating rate 1.3% to 1.6%, due 2016)	10,000	10,000
Japanese yen bonds (fixed rate 0.3% to 3.6%, due 2006–2019)	295,309	237,158
Japanese yen bonds (fixed and floating rate: floating rate 1.4% to 2.8%, due 2013–2024)	101,500	101,500
Japanese yen bonds (floating rate 1.1% to 2.3%, due 2010–2017)	102,000	102,000
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3.0% to 3.3%, due 2007–2012)	30,000	30,000
Notes under global medium-term note programme (fixed rate 0.9% to 4.7%, due 2006–2014)	8,580	13,828
Notes under euro medium-term note programme (fixed rate 0.02% to 5.8%, due 2006–2019)	166,218	166,883
Notes under euro medium-term note programme (floating rate 0.4% to 5.8%, due 2007–2015)	17,346	15,838
Notes under euro medium-term note programme (fixed and floating rate: floating rate 0.4% to 5.4%, due 2012–2024)	10,577	8,900
Notes under euro medium-term note programme (fixed and floating rate: fixed rate 1.4%, due 2009)	1,056	—
Capital lease obligations (principally 0.3% to 7.3%, maturing serially through 2020)	23,761	24,605

Total	3,081,115	2,886,804

Total	3,271,252	3,046,158
SFAS No. 133 fair value adjustment*	(11,859)	(34,238)

Total	3,259,393	3,011,920
Less current maturities	371,865	353,185

Long-term debt, less current maturities	¥2,887,528	¥2,658,735

*	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2007 were 5.35% and

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

5.33%, respectively. The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2006 were 5.00% and 5.14%, respectively. (See Note 26, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” and Note 27, “FINANCIAL INSTRUMENTS.”)

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

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions a bank may require the borrower to provide collateral (or additional collateral) or guarantors with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Default provisions of certain loan agreements grant certain rights of possession to the lenders. At March 31, 2007, bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements, aggregated ¥86,662 million.

Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors’ review and approval before presentation to the shareholders. Certain of those agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2007 and 2006, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

Maturities of long-term debt outstanding at March 31, 2007 were as follows, excluding the effect of the SFAS No. 133 fair value adjustment:

Millions of Yen
Year ending March 31:
2008	¥338,838
2009	264,630
2010	361,819
2011	259,472
2012	308,063
Thereafter	1,738,430

Total	¥3,271,252

Other long-term liabilities

Other long-term liabilities at March 31, 2007 and 2006 consisted of the following:

	Millions of Yen
	2007	2006
Accounts payables, derivative liabilities and others due through 2019:
Interest bearing	¥18,832	¥12,404
Non-interest bearing	264,394	239,751

Total	¥283,226	¥252,155

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Maturities of other long-term liabilities outstanding at March 31, 2007 were as follows:

Millions of Yen
Year ending March 31:
2008	—
2009	¥79,174
2010	66,335
2011	34,054
2012	20,873
Thereafter	82,790

Total	¥283,226

14.	PENSION COSTS AND SEVERANCE INDEMNITIES

The Company and certain subsidiaries have non-contributory defined benefit pension plans and contributory defined benefit pension plans, covering substantially all employees other than directors.

The primary pension plan is the Company’s contributory Corporate Pension Fund (“CPF”) under the Defined Benefit Corporate Pension Law. The benefits for CPF are based on the length of service.

Effective April 1, 1997, the Company merged a non-contributory defined benefit pension plan (the Tax Qualified Pension Plan, “TQPP”) into a contributory defined benefit pension plan. Only retired employees with vested benefits as of March 31, 1997, remained in the TQPP. With the enforcement of the Defined Benefit Corporate Pension Law, the Company merged the TQPP, which had remained only for retired employees with vested benefits, into the CPF on March 31, 2005.

Effective April 1, 2006, the Company converted certain portions of the CPF into a defined contribution plan and a cash balance plan. The cash balance plan calculates its benefits using a percentage of employees’ annual salary and an interest crediting rate.

The Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.

The Company and most subsidiaries use a measurement date of March 31 for their defined benefit pension plans.

Effective March 31, 2007, the companies adopted the recognition and related disclosure provisions of SFAS No. 158, which require the recognition of the overfunded or underfunded status of a defined benefit plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur. The following table sets forth the incremental effect of adoption of these provisions on the Consolidated Balance Sheets.

	Millions of Yen
	Before adoption of SFAS No. 158	Adjustments	After adoption of SFAS No. 158
Investments in and advances to associated companies	¥0	¥2,180	¥2,180
Intangible assets	553	(553)	—
Other assets (prepaid pension costs)	108,027	11,138	119,165
Accrued expenses—others	—	(624)	(624)
Accrued pension costs and liability for severance indemnities	(32,733)	(476)	(33,209)
Deferred tax (liabilities) assets	3,185	(5,019)	(1,834)
Accumulated other comprehensive (income) loss	4,359	(6,646)	(2,287)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Obligations and funded status

The following table sets forth the reconciliation of benefit obligations, plan assets and funded status of the plans:

	Millions of Yen
	2007	2006
Change in benefit obligation:
Benefit obligation at beginning of year	¥271,966	¥261,197
Service cost	10,081	10,833
Interest cost	6,404	5,935
Plan participants’ contributions	402	359
Plan amendments	8,563	—
Actuarial loss	813	10,139
Benefits paid from plan assets	(11,517)	(11,442)
Direct benefit payments	(3,718)	(2,874)
Settlements	(344)	(7,227)
Acquisitions and divestitures	(1,344)	3,986
Foreign currency translation adjustments	1,799	1,060

Benefit obligation at end of year	283,105	271,966

Change in plan assets:
Fair value of plan assets at beginning of year	346,506	291,645
Actual return on plan assets	20,564	63,819
Employer contribution	11,923	3,590
Plan participants’ contributions	402	359
Benefits paid from plan assets	(11,517)	(11,442)
Settlements	(229)	(4,559)
Acquisitions and divestitures	(450)	2,390
Foreign currency translation adjustments	1,238	704

Fair value of plan assets at end of year	368,437	346,506

Funded status at end of year	85,332	74,540
Unrecognized prior service cost	—	(5,816)
Unrecognized net actuarial loss	—	6,146

Net amount recognized	¥85,332	¥74,870

Amounts recognized in the Consolidated Balance Sheets consist of:
Intangible assets	—	¥63
Other assets (prepaid pension costs)	¥119,165	102,439
Accrued expenses—others	(624)	—
Accrued pension costs and liability for severance indemnities	(33,209)	(36,769)
Accumulated other comprehensive loss (before income tax effect)	—	9,137

Net amount recognized	¥85,332	¥74,870

Amounts recognized in accumulated other comprehensive income (loss), before income tax effect, as of March 31, 2007 are as follows:

Millions of Yen
2007
Unrecognized prior service cost	¥(2,910)
Unrecognized net actuarial gain	7,031

Total	¥4,121

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The prior service cost is amortized over the average remaining service period of employees expected to receive related benefits.

The amortization periods of the unrecognized net actuarial gain/loss are seven years for the CPF and the average remaining service period for other defined benefit pension plans.

The accumulated benefit obligation for the companies’ defined benefit pension plans as of March 31, 2007 and 2006 was ¥280,737 million and ¥269,978 million, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥56,296 million and ¥22,941 million at March 31, 2007 and ¥60,882 million and ¥23,538 million at March 31, 2006. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were ¥54,490 million and ¥22,941 million at March 31, 2007 and ¥59,088 million and ¥23,538 million at March 31, 2006.

Components of net periodic pension costs

Net periodic pension costs of the companies’ defined benefit pension plans for the years ended March 31, 2007, 2006 and 2005 included the following components:

	Millions of Yen
	2007	2006	2005
Service cost—benefits earned during the period	¥10,081	¥10,833	¥10,798
Interest cost on projected benefit obligation	6,404	5,935	5,616
Expected return on plan assets	(9,855)	(8,361)	(6,723)
Amortization of unrecognized prior service cost	(165)	(590)	(410)
Amortization of unrecognized net actuarial loss	1,200	3,585	2,998
Settlement gain	(115)	(353)	—

Net periodic pension costs	¥7,550	¥11,049	¥12,279

The estimated prior service cost and net actuarial gain that will be amortized for the year ending March 31, 2008 are as follows:

Millions of Yen
2008
Amortization of unrecognized prior service cost	¥(116)
Amortization of unrecognized net actuarial gain	1,058

Assumptions

Weighted-average assumptions used to determine the companies’ benefit obligations as of March 31, 2007 and 2006 are set forth as follows:

	2007	2006
Discount rate	2.5%	2.5%
Rate of increase in future compensation levels	0.8	0.4

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Weighted-average assumptions used to determine the companies’ net periodic pension costs for the years ended March 31, 2007, 2006 and 2005 are set forth as follows:

	2007	2006	2005
Discount rate	2.5%	2.4%	2.4%
Expected long-term rate of return on plan assets	2.7	2.6	2.5
Rate of increase in future compensation levels	0.8	0.4	0.5

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

The rate of increase in future compensation levels was not applied in determining the projected benefit obligation of the CPF other than the cash balance plan, because the benefit formulas of these plans do not contain factors relating to compensation levels.

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

Plan assets

The companies’ pension plan weighted-average asset allocations based on the fair value of such assets as of March 31, 2007 and 2006 are set forth as follows:

Asset category	2007	2006
Equity securities	51%	52%
Debt securities	40	36
Life insurance company general accounts	3	3
Cash and deposits	1	1
Other	5	8

Total	100%	100%

Equity securities include securities held in the Company’s employee retirement benefit trust. The fair value of those securities as of March 31, 2007 and 2006 were 29% and 32% of total fair value of plan assets, respectively. Life insurance company general accounts are pooled investment portfolios managed by insurance companies and guarantee a minimum rate of return.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ weighted-average target allocation of plan assets as of March 31, 2007 was 52% equity securities (including securities held in the employee retirement benefit trust), 47% debt securities (including life insurance company general accounts) and 1% other assets.

The fair value of equity securities of an associated company included in plan assets was ¥11,534 million (3% of the total fair value of plan assets) at March 31, 2006, and there were no such securities at March 31, 2007.

Cash flows

Contributions

The companies expect to contribute ¥8,738 million to their defined benefit pension plans for the year ending March 31, 2008.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Yen
Year ending March 31:
2008	¥14,736
2009	14,851
2010	15,094
2011	15,422
2012	15,908
2013–2017	80,633

In addition to the above defined benefit pension plans, the Company and certain subsidiaries have defined contribution plans. For the year ended March 31, 2007, the companies recorded ¥1,085 million as costs of defined contribution plans. The costs of defined contribution plans for the years ended March 31, 2006 and 2005 were immaterial.

The Company also provides the “Early Retirement Support Plan” to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2007, 2006 and 2005, the Company recorded ¥3,368 million, ¥5,313 million and ¥3,107 million of periodic payments in excess of previous projections and projected benefits based on factors including the history of benefit payments as selling, general and administrative expenses, respectively.

15.	SHAREHOLDERS’ EQUITY

Effective May 1, 2006, a new corporate law of Japan (the “Corporate Law”) reformed and replaced the Commercial Code of Japan (the “Code”).

Common stock

Under the Corporate Law, certain issuances of common stock, including conversions of bonds and notes and exercises of warrants issued, are required to be credited to the common stock account for at least 50% of the amount of properties contributed by persons who become shareholders at share issue.

At March 31, 2007, 41,725,986 shares of common stock were reserved for the conversion of outstanding bonds.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Capital surplus and retained earnings

The Corporate Law provides that an amount equal to 10% of distribution must be appropriated as additional paid-in capital or a legal reserve depending on the equity account charged upon the payment of such distribution until the total aggregate amount of capital surplus and legal reserve equals 25% of the common stock. The Corporate Law also provides that common stock, additional paid-in capital, legal reserve and unappropriated retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders, while it is no longer allowed to transfer a portion of retained earnings to the common stock account. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the above transfer under the Corporate Law. Additional amounts recorded as capital surplus to conform with U.S. GAAP were ¥68,297 million at March 31, 2007 and primarily relate to accounting for warrants, business combinations and expenses for the issuance of common stock. When debt securities were previously issued with detachable stock purchase warrants, the portion of the proceeds which was allocable to the warrants was credited to capital surplus under U.S. GAAP. In addition, the step acquisition of the shares held by minority shareholders of a subsidiary by selling unissued shares of the Company was accounted for by the purchase method under U.S. GAAP rather than by the pooling of interests method which was prevailing in Japan when such business combinations occurred.

Pursuant to the resolution of the Board of Directors, the Company made free distributions of common stock in prior years. Such free distributions did not result in the transfer of retained earnings to common stock or capital surplus. Corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued. If such United States practice had been applied to the above free distributions of shares made on and after September 30, 1986, capital surplus at March 31, 2007 would have been increased by ¥87,860 million with a corresponding decrease in unappropriated retained earnings.

Dividends

Under the Corporate Law, the amount available for distribution is calculated as of the effective date which is determined by the resolution of the shareholders at the shareholders’ meeting. Such amount is calculated based on the amount of capital surplus, exclusive of additional paid-in capital, and retained earnings, exclusive of retained earnings appropriated for legal reserve, recorded in the general books of account in accordance with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the calculation of the amount available for distribution under the Corporate Law. The amount of retained earnings available for dividends would amount to ¥322,058 million, if the amount were to be calculated at March 31, 2007.

The Corporate Law permits payment of dividends at any time during the fiscal year in addition to the year-end dividend upon resolution of shareholders at the shareholders’ meeting. A mid-year interim dividend may be paid by resolution of the Board of Directors, subject to limitations imposed by the Corporate Law. See Note 13, “SHORT TERM, LONG-TERM DEBT AND OTHER LONG-TERM LIABILITIES,” for the right of certain creditors to review and approve the companies’ proposal for the payment of dividends.

Purchase by the Company of shares

The Corporate Law permits the Company to purchase and hold its own shares. The Company is allowed to decide the number, amount and others of the shares to be acquired, not to exceed the amount available for distribution, subject to the prior approval of the shareholders at the shareholders’ meeting. The Corporate Law

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

permits the Company to purchase its own shares through market transactions or tender offer upon the approval of the Board of Directors, as far as it is permitted under the Articles of Incorporation, subject to limitations imposed by the Corporate Law. At the ordinary general meeting of shareholders held on June 24, 2004, it was approved that the Company amended the Articles of Incorporation to entitle the Board of Directors to purchase outstanding shares of the Company’s common stock by its resolution.

The Company may dispose of them, subject to the approval of the Board of Directors, unless otherwise specified in the Corporate Law, or as far as the Articles of Incorporation do not require a resolution of the shareholders at the shareholders’ meeting. In addition, the Corporate Law enables the Company to retire its own shares by resolution of the Board of Directors.

The Code

Effective May 1, 2006, the Corporate Law reformed and replaced the Code, while Japanese companies were subject to the Code until April 30, 2006. Under the Corporate Law, it is no longer allowed to transfer a portion of retained earnings to the common stock account, while it was allowed under the Code.

Under the Corporate Law, additional paid-in capital is allowed to be transferred to the common stock account by the approval of shareholders’ meeting, on the other hand it could be transferred by the resolution of the Board of Directors.

Under the Corporate Law, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of common stock could be made available for dividends by resolution of the shareholders.

The Corporate Law permits dividends at any time during the fiscal year upon resolution at the shareholders’ meeting. Under the Code, except for a mid-year interim dividend, it was permitted by approval by the ordinary general meeting of shareholders held subsequent to the fiscal year.

The amount of retained earnings available for dividends under the Code was based on the amount of retained earnings recorded in the Company’s general books of account in accordance with accepted Japanese accounting practices. Retained earnings, exclusive of retained earnings appropriated for the legal reserve, shown in the Company’s general books of account amounted to ¥260,336 million at March 31, 2006. The amount did not include any retained earnings to be appropriated for the legal reserve as a part of appropriations of retained earnings associated with cash outlays but included ¥28,657 million restricted as to the payment of dividends under the Code.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Accumulated other comprehensive income (loss)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2007, 2006 and 2005 are as follows:

	Millions of Yen
	2007	2006	2005
Unrealized Holding Gains and Losses on Available-for-Sale Securities:
Balance at beginning of year	¥216,099	¥100,179	¥69,729
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	123,931	217,516	63,409
Deferred income taxes	(66,684)	(90,263)	(26,530)

Adjustments for year (after income tax effect)	57,247	127,253	36,879

Pre-tax amount of reclassification adjustments	(24,804)	(20,025)	(12,409)
Deferred income taxes	10,380	8,692	5,980

Adjustments for year (after income tax effect)	(14,424)	(11,333)	(6,429)

Balance at end of year	¥258,922	¥216,099	¥100,179

Foreign Currency Translation Adjustments:
Balance at beginning of year	¥(83,279)	¥(142,787)	¥(161,454)
Pre-tax amount of translation adjustments	81,801	72,072	20,935
Deferred income taxes	(9,385)	(15,578)	(3,613)

Adjustments for year (after income tax effect)	72,416	56,494	17,322

Pre-tax amount of reclassification adjustments	2,780	2,961	1,426
Deferred income taxes	(1,326)	53	(81)

Adjustments for year (after income tax effect)	1,454	3,014	1,345

Balance at end of year	¥(9,409)	¥(83,279)	¥(142,787)

Minimum Pension Liability Adjustment:
Balance at beginning of year	¥(5,417)	¥(5,691)	¥(5,743)
Pre-tax amount	1,593	182	(11)
Deferred income taxes	(535)	92	63

Adjustments for year (after income tax effect)	1,058	274	52

Pre-tax amount of adjustment to initially apply SFAS No. 158	7,544	—	—
Deferred income taxes	(3,185)	—	—

Adjustments for year (after income tax effect)	4,359	—	—

Balance at end of year	—	¥(5,417)	¥(5,691)

Defined Benefit Pension Plans
Balance at beginning of year	—	—	—
Pre-tax amount of adjustment to initially apply SFAS No. 158	¥4,121	—	—
Deferred income taxes	(1,834)	—	—

Adjustments for year (after income tax effect)	2,287	—	—

Balance at end of year	¥2,287	—	—

Net Unrealized Gains and Losses on Derivatives:
Balance at beginning of year	¥2,439	¥(1,252)	¥(3,996)
Pre-tax amount of net unrealized gains and losses on derivatives .	3,388	(12,580)	2,143
Deferred income taxes	447	5,863	(1,094)

Adjustments for year (after income tax effect)	3,835	(6,717)	1,049

Pre-tax amount of reclassification adjustments	4,289	17,538	2,881
Deferred income taxes	(1,633)	(7,130)	(1,186)

Adjustments for year (after income tax effect)	2,656	10,408	1,695

Balance at end of year	¥8,930	¥2,439	¥(1,252)

Accumulated Other Comprehensive Income (Loss)—Total:
Balance at beginning of year	¥129,842	¥(49,551)	¥(101,464)
Pre-tax amount	192,978	277,664	78,374
Deferred income taxes	(68,736)	(98,271)	(26,461)

Other comprehensive income (loss) for year (after income tax effect) . .	124,242	179,393	51,913

Pre-tax amount of adjustment to initially apply SFAS No. 158	11,665	—	—
Deferred income taxes	(5,019)	—	—

Adjustments to initially apply SFAS No. 158 (after income tax effect)	6,646	—	—

Balance at end of year	¥260,730	¥129,842	¥(49,551)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

16.	NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2007, 2006 and 2005:

	2007			2006			2005
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Income from continuing operations	¥298,231	1,730,214	¥172.37	¥216,019	1,603,096	¥134.75	¥118,199	1,582,473	¥74.69
Income (loss) from discontinued operations—net (after income tax effect)	3,271	1,730,214	1.89	(13,610)	1,603,096	(8.49)	2,937	1,582,473	1.86

Net income available to common shareholders	301,502	1,730,214	174.26	202,409	1,603,096	126.26	121,136	1,582,473	76.55

Effect of Dilutive Securities:
1.05% Convertible Bonds due 2009	413	96,004		587	104,855		591	105,311

Diluted Net Income per Share:
Income from continuing operations	298,644	1,826,218	163.53	216,606	1,707,951	126.82	118,790	1,687,784	70.38
Income (loss) from discontinued operations—net (after income tax effect)	3,271	1,826,218	1.79	(13,610)	1,707,951	(7.97)	2,937	1,687,784	1.74

Net income available to common shareholders after effect of dilutive securities	¥301,915	1,826,218	¥165.32	¥202,996	1,707,951	¥118.85	¥121,727	1,687,784	¥72.12

17.	SEGMENT INFORMATION

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

Starting from the year ended March 31, 2007, Mitsui & Co. Financial Services (Europe) B.V., which was formerly included in “Europe,” is transferred to “All Other” in order to centralize the operation of financial services to the companies and associated companies.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The operating segment information for the year ended March 31, 2006 and 2005 has been restated to conform to the current year presentation.

A description of reportable operating segments of the Company follows.

Iron & Steel Products manufactures, sells and trades iron & steel products in Japan and abroad.

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

Lifestyle, Consumer Service and Information, Electronics & Telecommunication manufactures, sells and trades textiles and IT products for consumer, and is engaged in consumer-related business such as media & information, outsourcing business and real estate business in Japan and abroad.

Logistics & Financial Markets engages in logistics services, insurance and financial businesses in Japan and abroad.

Americas, Europe, Asia and Other Overseas Areas trade in various commodities and conduct related business led by overseas trading subsidiaries or offices located in each region.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ operating segment information, product information and geographic area information for the years ended March 31, 2007, 2006 and 2005 presented in conformity with SFAS No. 131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen
Year ended March 31, 2007:	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total trading transactions:	¥1,398,061	¥1,695,220	¥2,224,749	¥2,392,268	¥1,811,897	¥1,917,825	¥1,457,175	¥180,437

Gross profit	¥57,766	¥122,284	¥108,003	¥103,073	¥112,561	¥81,336	¥129,983	¥60,489

Operating income (loss)	¥25,582	¥98,693	¥20,861	¥35,342	¥73,927	¥10,924	¥20,344	¥24,199

Equity in earnings of associated companies	¥3,121	¥60,439	¥21,429	¥4,933	¥44,268	¥3,789	¥8,661	¥1,960

Net income (loss)	¥20,559	¥103,797	¥33,557	¥19,327	¥70,215	¥(12,304)	¥16,605	¥14,631

Total assets at March 31, 2007	¥663,682	¥1,073,142	¥1,643,151	¥949,091	¥1,573,084	¥696,062	¥861,501	¥681,294

Investments in and advances to associated companies at March 31, 2007	¥22,014	¥258,252	¥383,233	¥46,226	¥564,762	¥57,013	¥112,686	¥33,898

Depreciation and amortization	¥1,826	¥13,927	¥8,379	¥9,017	¥22,549	¥6,757	¥7,661	¥3,326

Additions to property leased to others and property and equipment	¥3,311	¥63,401	¥102,373	¥12,718	¥100,748	¥5,455	¥19,249	¥6,277

	Millions of Yen
Year ended March 31, 2007:	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,167,527	¥472,381	¥559,053	¥70,960	¥15,347,553	¥7,250	¥2,853	¥15,357,656

Gross profit	¥64,704	¥23,287	¥27,621	¥5,285	¥896,392	¥4,344	¥2,942	¥903,678

Operating income (loss)	¥21,348	¥3,064	¥9,558	¥(193)	¥343,649	¥(4,353)	¥(30,396)	¥308,900

Equity in earnings of associated companies	¥3,845	¥300	¥217	¥478	¥153,440	¥121	¥(456)	¥153,105

Net income (loss)	¥16,917	¥3,854	¥7,908	¥14,372	¥309,438	¥5,845	¥(13,781)	¥301,502

Total assets at March 31, 2007	¥464,849	¥171,371	¥212,936	¥141,981	¥9,132,144	¥2,882,791	¥(2,201,623)	¥9,813,312

Investments in and advances to associated companies at March 31, 2007	¥39,036	¥14,918	¥8,640	¥35,480	¥1,576,158	¥10,456	¥957	¥1,587,571

Depreciation and amortization	¥4,635	¥962	¥585	¥178	¥79,802	¥1,084	¥11,726	¥92,612

Additions to property leased to others and property and equipment	¥4,594	¥1,075	¥597	¥100	¥319,898	¥1,901	¥5,557	¥327,356

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2006 (As restated):	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total trading transactions:	¥1,366,834	¥1,698,658	¥2,472,604	¥2,087,042	¥1,730,424	¥1,849,850	¥1,464,310	¥116,178

Gross profit	¥54,386	¥110,832	¥90,557	¥97,779	¥84,674	¥79,941	¥128,438	¥51,378

Operating income (loss)	¥26,459	¥87,195	¥21,702	¥34,004	¥52,045	¥9,151	¥24,989	¥17,554

Equity in earnings of associated companies	¥2,943	¥28,728	¥14,571	¥3,233	¥33,827	¥3,472	¥3,485	¥3,951

Net income (loss)	¥19,354	¥54,667	¥30,581	¥12,068	¥40,929	¥(3,214)	¥17,517	¥13,384

Total assets at March 31, 2006	¥563,596	¥833,271	¥1,309,180	¥866,796	¥1,120,303	¥721,222	¥821,315	¥750,748

Investments in and advances to associated companies at March 31, 2006	¥22,779	¥221,843	¥290,444	¥49,456	¥483,489	¥54,813	¥93,855	¥26,010

Depreciation and amortization	¥2,106	¥10,057	¥6,962	¥9,490	¥7,248	¥8,134	¥9,040	¥3,333

Additions to property leased to others and property and equipment	¥2,614	¥39,496	¥84,253	¥10,792	¥39,419	¥10,336	¥37,396	¥2,923

	Millions of Yen
Year ended March 31, 2006 (As restated):	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,108,931	¥427,960	¥496,551	¥65,896	¥14,885,238	¥7,869	¥(7,335)	¥14,885,772

Gross profit	¥61,588	¥22,456	¥27,370	¥4,926	¥814,325	¥7,122	¥(3,157)	¥818,290

Operating income (loss)	¥21,723	¥4,286	¥10,667	¥993	¥310,768	¥(3,208)	¥(39,370)	¥268,190

Equity in earnings of associated companies	¥2,126	¥(174)	¥121	¥633	¥96,916	¥301	¥(2,967)	¥94,250

Net income (loss)	¥12,652	¥4,235	¥9,266	¥14,341	¥225,780	¥11,835	¥(35,206)	¥202,409

Total assets at March 31, 2006	¥455,615	¥146,588	¥181,696	¥62,267	¥7,832,597	¥2,652,770	¥(1,911,789)	¥8,573,578

Investments in and advances to associated companies at March 31, 2006	¥9,714	¥10,039	¥3,897	¥19,988	¥1,286,327	¥12,570	¥1,690	¥1,300,587

Depreciation and amortization	¥4,734	¥896	¥520	¥162	¥62,682	¥1,087	¥7,997	¥71,766

Additions to property leased to others and property and equipment	¥9,747	¥1,381	¥526	¥425	¥239,308	¥1,788	¥5,958	¥247,054

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2005 (As restated):	Iron & Steel Products	Iron & Steel Raw Materials and Non-Ferrous Metals	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Lifestyle, Consumer Service and Information, Electronics & Telecommunication	Logistics & Financial Markets
Total trading transactions:
External customers	¥1,227,833	¥1,412,428	¥2,206,031	¥1,901,950	¥1,402,521	¥1,777,144	¥1,370,456	¥94,354
Intersegment	116,043	123,314	96,320	408,446	82,231	56,923	45,942	11,172

Total	¥1,343,876	¥1,535,742	¥2,302,351	¥2,310,396	¥1,484,752	¥1,834,067	¥1,416,398	¥105,526

Gross profit	¥47,290	¥74,159	¥82,911	¥87,112	¥72,604	¥85,275	¥121,751	¥46,662

Operating income (loss)	¥16,262	¥51,876	¥21,564	¥24,559	¥35,453	¥17,847	¥23,989	¥18,480

Equity in earnings of associated companies	¥1,730	¥20,714	¥10,035	¥2,450	¥24,480	¥2,167	¥(286)	¥2,439

Net income (loss)	¥11,575	¥35,416	¥20,920	¥(6,852)	¥42,759	¥10,594	¥11,805	¥11,835

Total assets at March 31, 2005	¥527,591	¥699,903	¥1,068,116	¥779,930	¥894,175	¥605,136	¥742,571	¥405,355

	Millions of Yen
Year ended March 31, 2005 (As restated):	Americas	Europe	Asia	Other Overseas Areas	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:
External customers	¥1,026,282	¥403,448	¥643,483	¥125,779	¥13,591,709	¥25,014	¥(32,815)	¥13,583,908

Intersegment	494,017	368,812	811,538	550,838	3,165,596	10,674	(3,176,270)	—

Total	¥1,520,299	¥772,260	¥1,455,021	¥676,617	¥16,757,305	¥35,688	¥(3,209,085)	¥13,583,908

Gross profit	¥49,911	¥20,657	¥21,805	¥4,005	¥714,142	¥12,349	¥(18,251)	¥708,240

Operating income (loss)	¥14,737	¥2,578	¥7,828	¥363	¥235,536	¥(632)	¥(44,511)	¥190,393

Equity in earnings of associated companies	¥1,608	¥134	¥106	¥373	¥65,950	¥417	¥(2,065)	¥64,302

Net income (loss)	¥12,343	¥2,664	¥8,015	¥5,750	¥166,824	¥4,677	¥(50,365)	¥121,136

Total assets at March 31, 2005	¥445,221	¥156,190	¥189,068	¥81,169	¥6,594,425	¥2,502,274	¥(1,503,312)	¥7,593,387

Notes:	(1)	The figures of “Consolidated Total” for the years ended March 31, 2006 and 2005 have been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operation—net (after income tax effect) is included in “Adjustments and Eliminations.”
	(2)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2007, 2006 and 2005 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
	(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
		Net loss of “Adjustments and Eliminations” for the year ended March 31, 2007 includes (a) ¥19,284 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,226 million for pension related items, and (c) ¥3,846 million related to tax items includes an adjustment of a difference between actual tax rate and intercompany tax rate, and so on (all amounts are after income tax effects).

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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
(4)	Transfers between operating segments are made at cost plus a markup.
(5)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, (c) provision for doubtful receivables, and (d) government grant for transfer of substitutional portion of EPF, as presented in the Statements of Consolidated Income.

PRODUCT INFORMATION

	Millions of Yen
	Iron and Steel	Non-Ferrous Metals	Machinery	Electronics & Information	Chemicals	Energy
Year ended March 31, 2007:
Revenues	¥624,042	¥99,880	¥430,905	¥182,742	¥1,146,619	¥1,637,552

Year ended March 31, 2006:
Revenues	¥523,717	¥102,179	¥368,042	¥164,853	¥886,670	¥1,360,537

Year ended March 31, 2005:
Revenues	¥406,658	¥161,809	¥264,861	¥144,704	¥729,097	¥1,035,096

	Millions of Yen
	Foods	Textiles	General Merchandise	Property and Service Business	Consolidated Total
Year ended March 31, 2007:
Revenues	¥466,968	¥45,615	¥63,393	¥183,025	¥4,880,741

Year ended March 31, 2006:
Revenues	¥424,634	¥42,417	¥78,796	¥163,626	¥4,115,471

Year ended March 31, 2005:
Revenues	¥473,573	¥43,019	¥96,136	¥139,649	¥3,494,602

Note:	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2006 and 2005 have been reclassified to conform to the current year presentation.

GEOGRAPHIC AREA INFORMATION

	Millions of Yen
	Japan	United States	China	All Other	Consolidated Total
Year ended March 31, 2007:
Total trading transactions	¥8,932,840	¥1,160,650	¥900,157	¥4,364,009	¥15,357,656

Year ended March 31, 2006:
Total trading transactions	¥8,554,595	¥1,265,052	¥878,965	¥4,187,160	¥14,885,772

Year ended March 31, 2005:
Total trading transactions	¥7,719,421	¥1,091,312	¥738,720	¥4,034,455	¥13,583,908

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Notes:	(1)	Total trading transactions are attributed to countries based on the location of customers.
	(2)	The Company provides total trading transactions instead of revenues, as certain costs related to revenues presented net in accordance with EITF No. 99-19 are not attributed to countries based on the location of customers.
	(3)	In accordance with SFAS No. 144, total trading transactions from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2006 and 2005 have been reclassified to conform to the current year presentation.

	Millions of Yen
	Japan	Australia	United States	All Other	Consolidated Total
At March 31, 2007:
Long-lived assets	¥481,198	¥339,768	¥162,292	¥264,282	¥1,247,540

At March 31, 2006:
Long-lived assets	¥431,155	¥243,969	¥103,384	¥186,244	¥964,752

At March 31, 2005:
Long-lived assets	¥431,236	¥177,273	¥99,636	¥137,718	¥845,863

There were no individual material customers with respect to revenues for the years ended March 31, 2007, 2006 and 2005.

18.	SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen
	2007	2006	2005
Depreciation of property and equipment	¥77,617	¥54,802	¥52,921
Research and development expenses	3,935	5,136	5,647
Advertising expenses	9,892	10,029	9,012
Foreign exchange gains—net	728	2,084	4,583

19.	ISSUANCE OF STOCK BY SUBSIDIARIES AND ASSOCIATED COMPANIES

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

20.	OTHER EXPENSE—NET

Other expense—net for the years ended March 31, 2007, 2006 and 2005 consists of the following:

	Millions of Yen
	2007	2006	2005
Foreign exchange losses—net	¥3,908	¥1,817	¥5
Exploration expenses	3,415	2,170	2,458
Restructuring-related charges	3,352	1,404	1,950
Litigation charges	562	69	430
Other	(3,746)	(6,097)	2,161

Total	¥7,491	¥(637)	¥7,004

Note:	In accordance with SFAS No. 144, the expense and/or income from discontinued operations, if any, is eliminated from each line item presented in the above table. The figures for the years ended March 31, 2006 and 2005 have been reclassified to conform to the current year presentation.

21.	INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in a normal effective statutory tax rate of approximately 41% for the years ended March 31, 2007, 2006 and 2005. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation between the normal statutory tax rate in Japan applied to income from continuing operations and the effective income tax rate on income from continuing operations for the years ended March 31, 2007, 2006 and 2005 is summarized as follows:

	%
	2007	2006	2005
Normal statutory tax rate in Japan applied to income from continuing operations before income taxes, minority interests and equity in earnings	41.0%	41.0%	41.0%
Increases (decreases) in tax rate resulting from:
Expenses not deductible for tax purposes and income not taxable—net	1.3	1.1	2.4
Application of lower tax rates to certain taxable income	(5.2)	(3.5)	(5.4)
Effect of taxation on dividends	4.4	10.4	8.4
Changes in valuation allowance—net	4.7	1.0	11.2
Other—net	2.0	(1.5)	1.7

Effective income tax rate on income from continuing operations	48.2%	48.5%	59.3%

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Amounts provided for income taxes for the years ended March 31, 2007, 2006 and 2005 are allocated as follows:

	Millions of Yen
	2007	2006	2005
Income taxes on income from continuing operations	¥158,992	¥135,017	¥104,113
Income (loss) from discontinued operations—net	1,857	(10,441)	(62)
Equity in earnings of associated companies	59,584	46,680	18,342
Other comprehensive income	68,736	98,271	26,461
Adjustment to initially apply SFAS No. 158	5,019	—	—

Total	¥294,188	¥269,527	¥148,854

The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2007 and 2006 are as follows:

	Millions of Yen
	2007	2006
Deferred Tax Assets:
Accrued pension costs and liability for severance indemnities	—	¥9,146
Allowance for doubtful receivables	¥24,219	16,062
Estimated losses	23,446	33,773
Impairment loss of long-lived assets	28,396	43,919
Loss carryforwards of subsidiaries and associated companies	87,950	87,929
Unrealized intercompany profit	18,925	15,597
Foreign currency translation	8,244	9,843
Other	18,798	11,231

Total deferred tax assets	209,978	227,500
Valuation allowance	(80,345)	(74,982)

Deferred tax assets—net	129,633	152,518

Deferred Tax Liabilities:
Accrued pension costs and liability for severance indemnities	8,264	—
Property	108,378	112,616
Investment securities	235,162	159,319
Undistributed earnings	148,009	98,883
Foreign currency translation	24,519	15,407
Other	13,792	9,321

Deferred tax liabilities	538,124	395,546

Net deferred tax liabilities	¥(408,491)	¥(243,028)

Net deferred tax liabilities at March 31, 2007 and 2006 are included in the Consolidated Balance Sheets as follows:

	Millions of Yen
	2007	2006
Current assets—Deferred tax assets—current	¥21,354	¥32,569
Deferred tax assets—Non-current	34,972	47,947
Current liabilities—Other current liabilities	(14,636)	(4,633)
Deferred tax liabilities—Non-current	(450,181)	(318,911)

Net deferred tax liabilities	¥(408,491)	¥(243,028)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries where it is more likely than not that a tax benefit will not be realized. During the years ended March 31, 2007, 2006 and 2005, the valuation allowances were increased by ¥5,363 million, ¥30,067 million and ¥13,670 million, respectively. For the years ended March 31, 2007, 2006 and 2005, adjustments of the beginning-of-the-year balance of the valuation allowances attributable to continuing operations were ¥1,297 million (loss), ¥9,528 million (profit) and ¥17,910 million (loss), respectively. With respect to the remaining deferred tax assets, the companies believe it is more likely than not that such benefits will be realized through the reduction of future taxable income.

The tax benefits of operating loss carryforwards attributable to continuing operations for the years ended March 31, 2007, 2006 and 2005 were ¥15,669 million, ¥26,887 million and ¥8,795 million, respectively.

Deferred tax liabilities are recognized for undistributed earnings of foreign subsidiaries and foreign corporate joint ventures, less available tax credits, when it becomes apparent that the earnings will be remitted to the companies in the foreseeable future; and therefore, the earnings are not considered to be indefinitely reinvested in the operations of such subsidiaries and corporate joint ventures. The amounts of undistributed earnings, which have been considered to be indefinitely reinvested into foreign subsidiaries and foreign corporate joint ventures, and for which deferred tax liabilities have not been recognized, were ¥443,227 million and ¥354,789 million at March 31, 2007 and 2006, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable. The domestic undistributed earnings would not, under present Japanese tax laws, be subject to additional taxation.

At March 31, 2007, certain subsidiaries had aggregate operating loss carryforwards of ¥167,843 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Millions of Yen
Within 5 years	¥65,122
After 5 to 10 years	37,710
After 10 to 15 years	8,051
After 15 years	56,960

Total	¥167,843

Income from continuing operations before income taxes, minority interests and equity in earnings for the years ended March 31, 2007, 2006 and 2005 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2007	¥96,560	¥233,580	¥330,140

Year ended March 31, 2006	¥96,234	¥182,092	¥278,326

Year ended March 31, 2005	¥54,240	¥121,330	¥175,570

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Income taxes on income from continuing operations for the years ended March 31, 2007, 2006 and 2005 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2007:
Current	¥52,893	¥89,083	¥141,976
Deferred	19,903	(2,887)	17,016

Total	¥72,796	¥86,196	¥158,992

Year ended March 31, 2006:
Current	¥36,321	¥70,196	¥106,517
Deferred	44,037	(15,537)	28,500

Total	¥80,358	¥54,659	¥135,017

Year ended March 31, 2005:
Current	¥32,843	¥30,498	¥63,341
Deferred	29,738	11,034	40,772

Total	¥62,581	¥41,532	¥104,113

22.	COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT

The Company discovered in November 2004, that false data of a performance test were produced and submitted to authorities for diesel particulate filters (“DPF”s) manufactured by PUREarth Incorporated, wholly owned by the Company and has been dissolved during the year ended March 31, 2007. The DPFs were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. The Company sold approximately 21,500 units of the product.

The Company has carried out a three-part user response plan as a top priority, that involves: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing the Company’s DPFs upon their redemption following the scrapping or resale of vehicles, and (3) a support program for the purchase of alternative vehicles. The Company has completed recall of all DPFs except ones not-listed under the compensation plan and not-needed to recall. In addition, the Company completed the full compensation of relevant subsidies during the year ended March 31, 2006.

The Company recorded ¥36,000 million as compensation and other charges related to DPF incident in the Statements of Consolidated Income for the year ended March 31, 2005, consisting of a user response charge of approximately ¥28,000 million and subsidy compensation of approximately ¥8,000 million. Subsequently, the Company reviewed the expected costs of each user response plan based on the changes of requests from users of the Company’s DPFs, and recorded an additional user response charge of ¥9,000 million for the year ended March 31, 2006. Since the recall of DPFs was completed in the year ended March 31, 2007, the estimated amount to be paid for the compensation and other charges was substantially fixed. Therefore, during the year ended March 31, 2007, the Company has recorded a credit to income of ¥3,864 million as a result of the reversal of the provision made in prior years.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

23.	COMMITMENTS AND CONTINGENT LIABILITIES

I.	LONG-TERM PURCHASE CONTRACTS AND FINANCING COMMITMENTS

The companies customarily enter into long-term purchase contracts for certain items, principally ocean transport vessels, oil products, chemical materials, metals, and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to market. In general, customers of the companies are also parties to the contracts or by separate agreements are committed to purchase the items from the companies; such customers are generally large Japanese industrial companies and shipping firms. Long-term purchase contracts at fixed or basic purchase prices amounted to ¥3,132,966 million at March 31, 2007. Scheduled deliveries are at various dates through 2021.

The companies had financing commitments totaling ¥2,272 million at March 31, 2007, principally for financing, on a deferred-payment basis, the cost of ocean transport vessels and equipment to be purchased by their customers.

II.	GUARANTEES

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at March 31, 2007 and 2006. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2007:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥12,405	¥77,761	¥90,166	¥18,688	¥116,559	¥4,769	2040
Guarantees for associated companies	24,301	42,783	67,084	6,852	86,617	668	2022
Guarantees to financial institutions for employees’ housing loans	—	9,408	9,408	—	9,408	—	2031

Total	¥36,706	¥129,952	¥166,658	¥25,540	¥212,584	¥5,437

Performance guarantees	¥9,533	¥15,464	¥24,997	¥5,045	¥24,997	¥414	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥45,468	¥6,065	¥51,533	¥42,263	¥51,533	—	2009
Minimum purchase price guarantees	—	3,506	3,506	—	3,506	—	2013
Residual value guarantees of leased assets	—	3,195	3,195	—	3,195	—	2008

Total	¥45,468	¥12,766	¥58,234	¥42,263	¥58,234	—

Derivative instruments	¥30,109	¥10,434	¥40,543	—	¥40,543	¥2,396

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2006:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥14,018	¥61,108	¥75,126	¥21,799	¥81,680	¥1,074	2040
Guarantees for associated companies	7,378	47,591	54,969	6,927	60,901	3,129	2022
Guarantees to financial institutions for employees’ housing loans	—	11,610	11,610	—	11,610	—	2031

Total	¥21,396	¥120,309	¥141,705	¥28,726	¥154,191	¥4,203

Performance guarantees	¥6,498	¥26,244	¥32,742	¥5,278	¥32,742	¥331	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥57,935	¥3,067	¥61,002	¥46,946	¥61,002	—	2008
Minimum purchase price guarantees	—	3,489	3,489	—	3,489	—	2013
Residual value guarantees of leased assets	—	10,571	10,571	—	10,571	—	2008

Total	¥57,935	¥17,127	¥75,062	¥46,946	¥75,062	—

Derivative instruments	¥27,842	¥23,040	¥50,882	—	¥50,882	¥2,081

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

At March 31, 2007 and 2006, the following table sets forth the major parties who have received the companies’ financial guarantees. The amounts shown below were calculated by offsetting the recourse provisions and collateral against outstanding balance of the guarantee provided to each guaranteed party.

Millions of Yen
March 31, 2007:
Guaranteed party:
SUMIC Nickel Netherlands	¥9,338
Nippon Asahan Aluminium	8,078
Pagardewa Project Finance	7,742
Mitsui Power Projects	7,204
Petro21 Intertrade Company	6,521
Usinas Siderurgicas de Minas Gerais	5,135
ITM Investment Company	4,378
Stybarrow MV16	4,265
Cameleer Shipping	4,057
Mitsui Oil (Asia)	3,766
Others	80,634

Total	¥141,118

March 31, 2006:
Guaranteed party:
Nippon Asahan Aluminium	¥9,559
Usinas Siderurgicas de Minas Gerais	6,813
Petro21 Intertrade Company	6,489
Pagardewa Project Finance	6,346
KDDI (former POWERDCOM)	4,712
SUMIC Nickel Netherlands	4,405
Project Finance BLRE	4,003
ITM Investment Company	3,105
Siam Cement	2,920
Leeward Navigation	2,256
Others	62,371

Total	¥112,979

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

The companies consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities, and did not include the derivative contracts with certain financial institutions and traders.

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

(5) Indemnification contracts

Indemnification issued through corporate reorganization

The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the companies have provided certain indemnities and the terms and conditions of indemnifications differ by contracts. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. No liabilities have been recorded for such indemnifications at March 31, 2007 and 2006.

Notes to Consolidated Financial Statements—(Continued)

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

Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, decided to exit from its business due to the downturn of the business environment caused by declining demand. The Company appropriated the provision for the future maintenance service, because it guarantees the periodical inspection and repair service for a certain period after the completion.

A tabular reconciliation of changes in such liabilities for the product warranties for the years ended March 31, 2007, 2006 and 2005 is as follows:

	Millions of Yen
	2007	2006	2005
Balance at beginning of year	¥2,450	¥2,531	¥1,754
Payments made in cash or in kind	(775)	(306)	(562)
Accrual for warranties issued during the year	6,754	1,020	2,075
Changes in accrual related to pre-existing warranties	(340)	(795)	(736)

Balance at end of year	¥8,089	¥2,450	¥2,531

III.	LITIGATION

Various claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any additional liability will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

IV.	OTHERS

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. On June 30, 2006, the Company received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the year ended March 31, 2000. Based on the notice of assessment, the taxable income was corrected by ¥4,863 million and the additional liabilities for income taxes were ¥2,375 million. The Company has paid the additional taxes and recorded the amount as income taxes-current. The Company disagrees with the assessment and registered its protest in August 2006, and in addition,

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

lodged an application in November, 2006, for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

The Company believes that it is probable that double taxation will be avoided by the mutual agreement procedure, and the amount of the correction for the year ended March 31, 2000 and the final correction and tax liabilities for the period from the year ended March 31, 2001 to the year ended March 31, 2005, if any, will be affected by the result of the mutual agreement procedure. Because the mutual agreement procedure has not been agreed yet, it is not possible at this time to reasonably estimate the amount of potential impact on the Company’s financial position and results of operations. Accordingly, except for payment based on the received assessment, the amount of potential loss and the related allowance are not reflected in the financial statements for the year ended March 31, 2007.

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

The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described as follows (excluding VIEs of which the companies also hold a majority voting interest):

As lessees in operating lease contracts concluded with lessors that have been established for those lease contracts in Europe and Latin America, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessors of the leased vessels are VIEs and the companies have consolidated the lessors as the primary beneficiary. Total assets of the lessors as of March 31, 2007 and 2006 were ¥20,258 million and ¥20,812 million, respectively.

A portion of the leased assets, which are consolidated, is collateral for the VIEs’ obligations. The carrying amounts of those assets as of March 31, 2007 and 2006 were ¥5,869 million and ¥6,426 million, respectively, and were classified as property leased to others—at cost, less accumulated depreciation in the Consolidated Balance Sheets.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees.

The companies hold senior investment securities and beneficial interest, both without voting rights of VIEs whose operations are realestate development and investment management for the year ended March 31, 2006, and also hold beneficial interest without voting rights of VIEs whose operations are investment management for the year ended March 31, 2007. The companies have consolidated the VIEs as the primary beneficiary. Total assets of the VIEs as of March 31, 2007 and 2006 were ¥14,916 million and ¥9,261 million, respectively.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

In addition, the VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and LNG producing plants and equipment or to finance subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East and Southeast Asia in the form of leases and loans. Total assets of the VIEs as of March 31, 2007 and 2006 were ¥1,417,841 million and ¥1,089,410 million, respectively, and the maximum exposure to loss as a result of the companies’ involvement with the VIEs as of March 31, 2007 and 2006 were ¥119,434 million and ¥80,857 million, respectively.

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

In addition to these restructurings, the companies have disposed of certain long-lived assets based on reviews of whether the companies should keep holding those assets from the standpoint of profitability. For the year ended March 31, 2007, the companies recorded total exit or disposal costs of ¥7,157 million, which are defined by SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The costs consisted of losses on disposal and impairment of long-lived assets of ¥3,805 million, one-time termination benefits of ¥1,993 million, and other associated costs of ¥1,359 million. These exit or disposal costs were recorded in the Foods & Retail Segment of ¥3,801 million, and the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment of ¥1,763 million for the year ended March 31, 2007. For the year ended March 31, 2006, the companies recorded total exit or disposal costs defined by SFAS No. 146 of ¥30,600 million, which consisted of losses on disposal and impairment of long-lived assets of ¥28,337 million, one-time termination benefits of ¥1,678 million, and other associated costs of ¥585 million. These exit or disposal costs were recorded in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment of ¥11,804 million, the Machinery & Infrastructure Projects Segment of ¥7,901 million, the Foods & Retail Segment of ¥4,955 million, the Americas Segment of ¥2,960 million, the All Other Segment of ¥1,784 million and the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment of ¥1,196 million for the year ended March 31, 2006. For the year ended March 31, 2005, the companies recorded total exit or disposal costs defined by SFAS No. 146 of ¥4,161 million, which consisted of a contract termination cost of ¥1,950 million, losses on disposal and impairment of long-lived assets of ¥1,680 million, and other associated costs of ¥531 million. These exit or disposal costs were recorded principally in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment of ¥1,950 million, the Energy Segment of ¥609 million, the Europe Segment of ¥531 million and the Americas Segment of ¥462 million for the year ended March 31, 2005.

Exit or disposal activities for the year ended March 31, 2007 are expected to complete within the year ending March 31, 2008. Exit or disposal activities for the year ended March 31, 2006 were substantially

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

completed within the year ended March 31, 2007. Exit or disposal activities for the year ended March 31, 2005 commenced and were substantially completed within the same fiscal year. The ending balances of liabilities for the exit or disposal costs were immaterial at March 31, 2007, 2006 and 2005.

The primary exit or disposal activities for the year ended March 31, 2007 were as follows:

Mitsui Foods Co., Ltd., a subsidiary reported in the Foods & Retail Segment, is mainly engaged in the wholesale of food products in Japan. It restructured the domestic distribution facilities and the companies recorded ¥1,317 million in impairment loss of long-lived assets and other associated costs of ¥1,217 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2007.

Hokushuren Co., Ltd., a subsidiary reported in the Foods & Retail Segment, is mainly engaged in the wholesale of food products in Japan. Due to restructurings, the companies recorded ¥598 million in impairment loss of long-lived assets and other associated costs of ¥633 million in other expense-net in the Statements of Consolidated Income for the year ended March 31, 2007.

Mitsui Bussan House-Techno, Inc., a subsidiary reported in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, is mainly engaged in the detached custom-built house business. Due to demand decline, the Company decided to exit from this business field and recorded ¥199 million in impairment loss of long-lived assets, ¥151 million in loss on disposal or sales of property and equipment—net and other associated costs of ¥1,413 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2007.

The primary exit or disposal activities for the year ended March 31, 2006 were as follows:

Mitalco Inc., a subsidiary reported in the Iron & Steel Raw Materials and Non-Ferrous Metals Segment, was engaged in aluminum smelting in the United States. Because of the deterioration in the terms of the power purchase contract during the course of renewal negotiations, which would have significant adverse effect on its smelting cost, the companies recorded ¥11,804 million in impairment loss of long-lived assets in the Statements of Consolidated Income for the year ended March 31, 2006.

Mitsui Foods Co., Ltd., a subsidiary reported in the Foods & Retail Segment, is mainly engaged in the wholesale of food products in Japan. Due to the termination of the transactions with The Daiei, Inc., it restructured the domestic distribution facilities and recorded ¥4,096 million in impairment loss of long-lived assets and other associated costs of ¥859 million in selling, general and administrative in the Statements of Consolidated Income for the year ended March 31, 2006.

Nst Inc., a subsidiary reported in the Americas Segment, was mainly engaged in the pet food and feed ingredients businesses in the United States and United Kingdom. Due to the increased competition in the industry, the companies decided to exit from this business field and recorded ¥1,556 million in impairment loss of long-lived assets and other associated costs of ¥1,404 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2006.

The primary exit or disposal activity for the year ended March 31, 2005 was as follows:

The Company had compensated losses on defects arising from the ceramic building materials and fiberboard business in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment, which were sold in October 2001, pursuant to the indemnification agreement between the Company and the buyer of the business as of 2001. During the year ended March 31, 2005, the Company terminated the agreement as a result of the negotiation with the buyer. In connection with this termination of the agreement, the Company recorded an associated cost of ¥1,950 million in other expense-net in the Statements of Consolidated Income for the year ended March 31, 2005 and reversed the remaining liability previously recorded under the indemnification.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items.

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the years ended March 31, 2007, 2006 and 2005.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the years ended March 31, 2007, 2006 and 2005.

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

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the years ended March 31, 2007, 2006 and 2005.

The estimated net amount of the existing gains or losses in accumulated other comprehensive income at March 31, 2007 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥5,176 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 39 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and the non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within other comprehensive income to the extent it is effective as a hedge. The net amount of gains or losses included in the foreign currency translation adjustments at March 31, 2007 was net loss of ¥2,818 million. The net amount of gains or losses included in the foreign currency translation adjustments was immaterial for the years ended March 31, 2006 and 2005.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back offices and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maxi-mum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Foreign exchange forward contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

The estimated fair values of certain financial instruments and derivative financial instruments at March 31, 2007 and 2006 were as follows:

	Millions of Yen
	2007		2006
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,982,150	¥3,982,150	¥3,561,620	¥3,561,620
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	719,369	719,701	616,161	616,908

Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	(3,073,053)	(3,073,053)	(2,800,794)	(2,800,794)
Long-term debt (including current maturities)	(3,444,437)	(3,514,347)	(3,175,355)	(3,266,276)

Derivative Financial Instruments (Assets):
Interest rate swap agreements	3,773	3,773	10,321	10,321
Currency swap agreements	649	649	2,091	2,091
Foreign exchange forward contracts	55,004	55,004	14,369	14,369

Derivative Financial Instruments (Liabilities):
Interest rate swap agreements	(7,806)	(7,806)	(31,510)	(31,510)
Currency swap agreements	(11,501)	(11,501)	(24,700)	(24,700)
Foreign exchange forward contracts	(10,980)	(10,980)	(7,748)	(7,748)

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers which reduces concentrations of credit risks. The companies deal with selective international financial

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

28.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen
	2007	2006	2005
Cash paid during the year for:
Interest	¥96,208	¥63,492	¥45,226
Income taxes (Note 21)	99,115	81,475	56,927
Non-cash investing and financing activities:
Exchange of shares in connection with a business combination of investees (Note 5):
Fair market value of shares received	3,987	48,288	4,810
Cost of shares surrendered	1,179	40,769	2,029
Acquisitions of subsidiaries (Note 3):
Fair value of assets acquired	444,032	—	32,857
Fair value of liabilities assumed	277,691	—	15,021
Acquisition costs of subsidiaries	166,341	—	17,836
Pre-acquisition carrying amount of equity method investment	107,892	—	—
Non-cash acquisition cost	—	—	8,982
Cash acquired	46,975	—	3,621
Acquisitions of subsidiaries, net of cash acquired	11,474	—	5,233

29.	SUBSEQUENT EVENTS

On June 22, 2007, the shareholders approved the payment of a cash dividend to shareholders of record on March 31, 2007 of ¥17 per share or a total of ¥30,342 million at the Company’s ordinary general meeting of shareholders.

On April 23, 2007, Earlyguard Ltd., a wholly owned subsidiary of the Company signed an agreement with Vedanta Resources plc and sold 100% of its investment in Finsider International Company Ltd. located in the United Kingdom for ¥116,719 million (U.S. $981 million). Finsider International Company Ltd. held 51% of the issued shares of an Indian iron ore mining company, Sesa Goa Ltd. Gain on sales of securities from this sale was ¥93,164 million (before tax) and recorded on April 23, 2007.

30.	UNAUDITED SUBSEQUENT EVENT

As discussed in Note 23, “COMMITMENTS AND CONTINGENT LIABILITIES,” IV. OTHERS, the Company is currently under an audit by the Tokyo Regional Taxation Bureau with regard to transfer price taxation in connection with the North West Shelf LNG Project in Western Australia for the period of six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005.

On June 29, 2007, the Company received a notice of tax assessment from the Tokyo Regional Taxation Bureau for the one year ended March 31, 2001.

According to the notice of tax assessment, the taxable income was corrected by ¥8,224 million and the additional tax liabilities for the Corporation Tax, Enterprise Tax and Inhabitant Tax, including penalties and interests, are ¥3,840 million.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, “Disclosures about Oil and Gas Producing Activities,” this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized costs; and results of operations. Tables 4 and 5 present information on the companies’ estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as “Associated Companies,” for which the companies’ share of the investees’ information on oil and gas producing activities is presented in the following tables. The “Consolidated Companies” column includes activities in “Oceania and Asia” (Australia, New Zealand and Thailand), “Middle East” (Qatar and Oman) and “Others” (North America and Africa). The “Associated Companies” column includes activities in “Oceania” (Australia) and “Others” (Sakhalin/ Russia and Thailand). The “Associated Companies” column of the following tables includes information on liquefied natural gas (“LNG”) producing activities as an integral part of natural gas producing activities.

TABLE 1.	COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT *

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2007:
Acquisition of Proved Properties	¥7,609	—	¥53,835	—	—	¥61,444
Acquisition of Unproved Properties	1,204	—	27	—	—	1,231
Exploration	2,232	¥417	797	¥714	¥1,187	5,347
Development	30,304	19,691	1,195	15,173	103,370	169,733

Total Costs Incurred	¥41,349	¥20,108	¥55,854	¥15,887	¥104,557	¥237,755

Year Ended March 31, 2006:
Acquisition of Proved Properties	—	—	—	—	—	—
Acquisition of Unproved Properties	¥888	—	—	—	—	¥888
Exploration	1,911	¥737	—	¥17	¥403	3,068
Development	28,937	3,512	—	5,504	114,257	152,210

Total Costs Incurred	¥31,736	¥4,249	—	¥5,521	¥114,660	¥156,166

Year Ended March 31, 2005:
Acquisition of Proved Properties	¥20,944	—	—	—	¥323	¥21,267
Acquisition of Unproved Properties	26,403	—	—	—	—	26,403
Exploration	2,365	¥93	—	¥30	535	3,023
Development	15,909	6,466	—	5,432	91,464	119,271

Total Costs Incurred	¥65,621	¥6,559	—	¥5,462	¥92,322	¥169,964

*	Includes costs incurred whether capitalized or expensed and capitalized asset retirement costs incurred in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations.”

TABLE 2.	CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2007:
Proved Properties*	¥400,053	¥61,351	¥60,262	¥172,191	¥434,247	¥1,128,104
Unproved Properties	17,673	—	924	—	—	18,597

Gross Capitalized Properties	417,726	61,351	61,186	172,191	434,247	1,146,701
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	217,104	19,704	4,685	88,119	26,547	356,159

Net Capitalized Costs	¥200,622	¥41,647	¥56,501	¥84,072	¥407,700	¥790,542

Year Ended March 31, 2006:
Proved Properties*	¥96,328	¥38,420	—	¥124,683	¥417,849	¥677,280
Unproved Properties	30,252	—	—	—	2,430	32,682

Gross Capitalized Properties	126,580	38,420	—	124,683	420,279	709,962
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,900	13,433	—	73,594	97,485	199,412

Net Capitalized Costs	¥111,680	¥24,987	—	¥51,089	¥322,794	¥510,550

Year Ended March 31, 2005:
Proved Properties*	¥60,775	¥26,191	—	¥126,618	¥277,034	¥490,618
Unproved Properties	26,346	—	—	—	4,818	31,164

Gross Capitalized Properties	87,121	26,191	—	126,618	281,852	521,782
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,261	5,710	—	69,435	85,830	175,236

Net Capitalized Costs	¥72,860	¥20,481	—	¥57,183	¥196,022	¥346,546

*	Includes capitalized asset retirement costs in accordance with SFAS No. 143.

TABLE 3.	RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The companies’ results of operations from oil and gas producing activities are shown in the following table. In accordance with SFAS No. 69, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2007:
Sales to Unaffiliated Enterprises	¥26,014	¥4,688	¥9,862	¥57,719	¥61,369	¥159,652
Transfers to Affiliated Enterprises	24,374	34,135	—	7,654	2,127	68,290

Total Revenues	50,388	38,823	9,862	65,373	63,496	227,942
Production Costs	5,463	3,409	2,863	20,116	18,444	50,295
Exploration Expenses	1,031	97	395	308	2,983	4,814
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	11,317	6,141	4,809	3,754	9,638	35,659
Income Tax Expenses	13,742	16,473	633	12,320	17,917	61,085

Results of Operations for Oil and Gas Producing Activities	¥18,835	¥12,703	¥1,162	¥28,875	¥14,514	¥76,089

Year Ended March 31, 2006:
Sales to Unaffiliated Enterprises	¥315	¥4,107	—	¥45,534	¥44,934	¥94,890
Transfers to Affiliated Enterprises	4,681	26,324	—	8,557	3,967	43,529

Total Revenues	4,996	30,431	—	54,091	48,901	138,419
Production Costs	2,061	2,862	—	17,295	10,229	32,447
Exploration Expenses	1,911	258	—	252	403	2,824
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	526	3,901	—	3,837	6,913	15,177
Income Tax (Benefits) Expenses	(240)	11,969	—	9,844	15,550	37,123

Results of Operations for Oil and Gas Producing Activities	¥738	¥11,441	—	¥22,863	¥15,806	¥50,848

Year Ended March 31, 2005:
Sales to Unaffiliated Enterprises	—	¥2,686	—	¥29,805	¥30,631	¥63,122
Transfers to Affiliated Enterprises	¥4,028	14,330	—	7,791	—	26,149

Total Revenues	4,028	17,016	—	37,596	30,631	89,271
Production Costs	2,369	2,393	—	11,123	6,687	22,572
Exploration Expenses	2,365	93	—	126	535	3,119
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	436	3,252	—	3,669	5,562	12,919
Income Tax Expenses	5	5,240	—	6,247	9,045	20,537

Results of Operations for Oil and Gas Producing Activities	¥(1,147)	¥6,038	—	¥16,431	¥8,802	¥30,124

TABLE 4. PROVED RESERVE QUANTITY INFORMATION

The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2007, 2006 and 2005. The definitions used herein are in accordance with SFAS No. 25, “Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies.”

Proved Developed and Undeveloped Reserves:

	Crude Oil, Condensate and Natural Gas Liquids*1						Natural Gas*1,*3
	Millions of Barrels						Billions of Cubic Feet
	Consolidated Companies			Associated Companies		Worldwide	Consolidated Companies			Associated Companies		Worldwide
	Oceania and Asia*[4]	Middle East	Others	Oceania	Others		Oceania and Asia*[4]	Middle East	Others	Oceania	Others
Reserves at April 1, 2004	10	23	—	39	127	199	27	84	—	846	965	1,922
Changes Attributable to:
Revision of Previous Estimates
(includes improved recovery)	—	3	—	(6)	(32)	(35)	—	—	—	(26)	4	(22)
Extensions and Discoveries	2	1	—	—	—	3	42	—	—	—	437	479
Purchases	39	—	—	—	2	41	—	—	—	—	21	21
Sales	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(3)	—	(5)	(5)	(14)	—	(9)	—	(49)	(34)	(92)

Reserves at March 31, 2005	50	24	—	28	92	194	69	75	—	771	1,393	2,308
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	3	1	—	16	16	36	13	(31)	—	87	(11)	58
Extensions and Discoveries	3	1	—	—	—	4	—	2	—	—	432	434
Purchases	—	—	—	—	1	1	—	—	—	—	14	14
Sales	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(3)	—	(5)	(5)	(14)	(2)	(6)	—	(57)	(39)	(104)

Reserves at March 31, 2006	55	23	—	39	104	221	80	40	—	801	1,789	2,710
Changes Attributable to:
Consolidation of a subsidiary	36	—	—	—	(17)	19	404	—	—	—	(191)	213
Revision of Previous Estimates (includes improved recovery)	(29)	1	—	4	1	(23)	(78)	(3)	—	(16)	38	(59)
Extensions and Discoveries	16	2	—	—	—	18	7	—	1	—	—	8
Purchases	5	—	16	—	7	28	27	—	40	—	38	105
Sales	—	—	—	—	—	—	—	—	—	—	—	—
Production	(11)	(3)	(1)	(6)	(4)	(25)	(96)	(6)	(3)	(45)	(6)	(156)

Reserves at March 31, 2007	72	23	15	37	91	238	344	31	38	740	1,668	2,821
Proved Developed Reserves*[2]:
Reserves at April 1, 2004	7	23	—	14	19	63	—	84	—	330	69	483
Reserves at March 31, 2005	6	24	—	14	18	62	—	75	—	356	82	513
Reserves at March 31, 2006	7	18	—	13	25	63	56	39	—	263	67	425

Reserves at March 31, 2007 . . .	46	18	11	21	24	120	299	19	24	385	11	738

*1	1 barrel of crude oil = 5,800 cubic feet of natural gas
*2	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is about 34 percent as of March 31, 2007 and relatively low. The expected costs to develop these undeveloped reserves are estimated to be ¥501,900 million in total as of March 31, 2007, which is included in “Future Development Cost” in Table 5. The major undeveloped reserves are attributable to an associated company in Russia and an associated company in Australia. It is expected to commence the production of crude oil in 2007 and LNG in 2008, for the associated company in Russia. In relation to the associated company in Australia, the production of crude oil and LNG has already commenced at the existing facilities. The drilling of additional development wells will be performed over the project life according to the drilling program of the project.
*3	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.
*4	Includes total proved reserves attributable to Mitsui Oil Exploration Co., Ltd. of 19 million barrels of Crude oil, Condensate and Natural Gas Liquids and 265 billions of cubic feet of Natural Gas in March 2007, as well as proved developed reserves of 18 million barrels of Crude oil, Condensate and Natural Gas Liquids and 227 billions of cubic feet of Natural Gas in March 2007, in which there is a 49.7 percent minority interest.

TABLE 5.	STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

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

1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia*	Middle East	Others	Oceania	Others	Worldwide
At March 31, 2007:
Future Cash Inflows from Production	¥605,040	¥256,299	¥126,713	¥756,082	¥1,525,078	¥3,269,212
Future Production Costs	(171,335)	(21,705)	(19,409)	(118,426)	(380,078)	(710,953)
Future Development Costs	(133,323)	(19,418)	(22,099)	(84,309)	(286,254)	(545,403)
Future Income Taxes	(101,264)	(115,547)	(12,990)	(176,844)	(153,647)	(560,292)

Undiscounted Future Net Cash Flows	199,118	99,629	72,215	376,503	705,099	1,452,564
10% Annual Discount for Timing of Estimated Cash Flows	(40,074)	(34,671)	(18,229)	(178,396)	(431,453)	(702,823)

Standardized Measure of Discounted Future Net Cash Flows	¥159,044	¥64,958	¥53,986	¥198,107	¥273,646	¥749,741

At March 31, 2006:
Future Cash Inflows from Production	¥342,585	¥228,044	—	¥672,116	¥1,644,418	¥2,887,163
Future Production Costs	(124,615)	(26,924)	—	(205,686)	(369,594)	(726,819)
Future Development Costs	(27,206)	(7,291)	—	(114,152)	(437,194)	(585,843)
Future Income Taxes	(25,763)	(104,206)	—	(115,459)	(202,793)	(448,221)

Undiscounted Future Net Cash Flows	165,001	89,623	—	236,819	634,837	1,126,280
10% Annual Discount for Timing of Estimated Cash Flows	(46,925)	(32,936)	—	(135,169)	(463,532)	(678,562)

Standardized Measure of Discounted Future Net Cash Flows	¥118,076	¥56,687	—	¥101,650	¥171,305	¥447,718

At March 31, 2005:
Future Cash Inflows from Production	¥206,903	¥180,308	—	¥392,005	¥1,021,275	¥1,800,491
Future Production Costs	(39,241)	(20,760)	—	(161,141)	(240,064)	(461,206)
Future Development Costs	(42,915)	(9,467)	—	(98,020)	(267,650)	(418,052)
Future Income Taxes	(37,675)	(80,860)	—	(62,292)	(141,239)	(322,066)

Undiscounted Future Net Cash Flows	87,072	69,221	—	70,552	372,322	599,167
10% Annual Discount for Timing of Estimated Cash Flows	(35,103)	(27,902)	—	(28,197)	(275,684)	(366,886)

Standardized Measure of Discounted Future Net Cash Flows	¥51,969	¥41,319	—	¥42,355	¥96,638	¥232,281

*	Includes discounted future net cash flows attributable to Mitsui Oil Exploration Co., Ltd. of ¥61,214 million in March 2007 in which there is a 49.7 percent minority interest.

2) Details of Changes for the Year

	Millions of Yen
	Consolidated Companies			Associated Companies			Worldwide
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Present Value at April 1	¥174,763	¥93,288	¥35,800	¥272,955	¥138,993	¥32,441	¥447,718	¥232,281	¥68,241

Consolidation of a subsidiary	24,213	—	—	(11,464)	—	—	12,749	—	—
Sales/Transfers of Oil and Gas Produced, Net of Production Costs	(87,338)	(30,504)	(16,282)	(90,309)	(75,468)	(50,417)	(177,647)	(105,972)	(66,699)
Development Costs Incurred	51,190	31,993	22,375	118,543	119,761	96,896	169,733	151,754	119,271
Purchases of Reserves in Place	74,203	—	23,150	15,286	1,633	1,578	89,489	1,633	24,728
Extensions and Discoveries	22,012	5,734	11,117	—	87,361	124,122	22,012	93,095	135,239
Sales of Reserves	24	—	—	—	—	—	24	—	—
Net Changes in Prices, Development and Production Cost	91,332	51,594	23,033	84,037	(57,345)	(37,454)	175,369	(5,751)	(14,421)
Revisions of Previous
Quantity Estimates*[1]	(91,821)	(11,786)	—	51,275	49,653	(33,933)	(40,546)	37,867	(33,933)
Accretion of Discount .	17,476	9,329	3,580	27,296	13,899	3,244	44,772	23,228	6,824
Net Changes in Income Taxes	18,381	4,698	(11,387)	(51,066)	(23,129)	1,839	(32,685)	(18,431)	(9,548)
Others*[2]	(16,447)	20,417	1,902	55,200	17,597	677	38,753	38,014	2,579

Net Changes for the Year	103,225	81,475	57,488	198,798	133,962	106,552	302,023	215,437	164,040

Present Value at March 31	¥277,988	¥174,763	¥93,288	¥471,753	¥272,955	¥138,993	¥749,741	¥447,718	¥232,281

*1	Includes amounts resulting from changes in the timing of production.
*2	Main portion of “Others” is foreign currency translation adjustments.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.
(Registrant)

Date: September 26, 2007	by	/s/ KAZUYA IMAI
Kazuya Imai Executive Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number		Document
1.1	*	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2006 (English-language translation).

1.2	*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.3	*	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.4	*	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on July 31, 2006 (English-language translation).

2.1	**	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

8.1		List of Subsidiaries of Mitsui & Co., Ltd.

11.1		Code of Ethics for Senior Financial Officers and Professionals.

11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2006.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.