Form 20-F
period 2008-03-31
MITSUI & CO LTD
filed 2008-08-04
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2008

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

Katsurao Yoshimori, 81-3-3285-7533, K.Yoshimori@mitsui.com

(Name, Telephone, E-mail Address of Company Contact Person)

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

As of March 31, 2008, 1,816,639,918 shares of common stock were outstanding including

17,626,180 shares represented by an aggregate of 881,309 American Depositary Shares.

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

Large accelerated filer  ☒                    Accelerated filer  ☐                    Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒                    International Financial Reporting Standards as issued                    Other  ☐

         by the International Accounting Standards Board  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

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

The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2008, 2007 and 2006 and the selected consolidated balance sheet data as of March 31, 2008 and 2007 below are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are included elsewhere in this annual report. The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2005 and 2004 and the selected consolidated balance sheet data as of March 31, 2006, 2005 and 2004 are derived from our previously published audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this annual report. The consolidated financial statements as of March 31, 2008 and 2007 and for the years ended March 31, 2008, 2007 and 2006 have been audited by Deloitte Touche Tohmatsu, independent registered public accounting firm, whose report is filed as part of this annual report.

The selected financial data have been prepared in accordance with U.S. GAAP and should be read in conjunction with, and are qualified in their entirety by reference to “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

	In Billions of Yen, Except Amounts per Share and Common Stock Data
	As of or for the Years Ended March 31,
	2008	2007	2006	2005	2004
Consolidated Income Statement Data:
Results of Operations:
Revenues(1)	¥5,739	¥4,794	¥4,028	¥3,421	¥2,915
Gross Profit(1)	988	866	785	680	595
Equity in Earnings of Associated Companies(1)	154	153	94	64	40
Income from Continuing Operations(1)	339	299	215	114	80
Net Income	410	302	202	121	68
Income from Continuing Operations per Share(1):
Basic	187.87	172.88	134.16	72.34	50.70
Diluted	185.91	164.02	126.26	68.18	47.88
Net Income per Share:
Basic	227.20	174.26	126.26	76.55	43.25
Diluted	224.82	165.32	118.85	72.12	40.89
Cash Dividends Declared per Share	40	31	20	9	8
Cash Dividends Declared per Share in U.S. Dollars(2)	$0.35	$0.27	$0.17	$0.09	$0.07

	In Billions of Yen, Except Common Stock Data
	As of or for the Years Ended March 31,
	2008	2007	2006	2005	2004
Consolidated Balance Sheet Data:
Financial Position at Year-End:
Total Assets	¥9,691	¥9,813	¥8,574	¥7,593	¥6,716
Total Shareholders’ Equity	2,184	2,110	1,678	1,123	963
Long-term Debt, less Current Maturities	2,944	2,888	2,659	2,710	2,391
Common Stock	338	323	296	192	192
Other Information at Year-End:
Common Stock:
Number of Shares Outstanding (in Thousands)	1,816,640	1,784,627	1,722,954	1,582,211	1,581,013

	In Billions of Yen
	For the Years Ended March 31,
	2008	2007	2006	2005	2004
Consolidated Cash Flow Statement Data:
Cash Flows:
Net Cash Provided by Operating Activities	¥416	¥239	¥146	¥200	¥100
Net Cash Used in Investing Activities	(105)	(418)	(347)	(224)	(134)
Net Cash (Used in) Provided by Financing Activities	(185)	272	92	171	(12)

	For the Years Ended March 31,
	2008	2007	2006	2005	2004
Other:
Return on Equity	19.1%	15.9%	14.5%	11.6%	7.5%
Number of Shareholders	105,338	102,324	121,503	107,034	109,722

(1)	In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the prior year figures relating to discontinued operations have been reclassified.
(2)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the rates in effect on the respective dividend payment dates.
(3)	Return on Equity is calculated as annual consolidated net income divided by average balance of shareholders’ equity between beginning date and ending date of each fiscal year.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

The official exchange rate on July 31, 2008 was ¥108.10 = U.S.$1.00. The following table sets forth the high and low official noon buying rates for Japanese yen of the Federal Reserve Bank of New York in each month of the previous six months.

	Yen per U.S. Dollar
	High	Low
July 2008	¥108.19	¥104.64
June 2008	108.29	104.41
May 2008	105.52	103.01
April 2008	104.56	100.87
March 2008	103.99	96.88
February 2008	108.15	104.19

The following table sets forth the average exchange rate for each of the last five fiscal years. We have calculated these average rates by using the rate on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York on the last business day of each month during the relevant fiscal year.

Yen per U.S. Dollar
Year Ended March 31,	Average Rate
2008	¥113.61
2007	116.55
2006	113.67
2005	107.28
2004	112.75

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

Fluctuations in commodity prices, especially crude oil, iron ore, coal and copper may adversely affect our results of operations and financial condition.

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

For further information about the impact by commodity price fluctuations on our business and results of operations for the year ended March 31, 2008 and in the future, see “Item 5.A. Operating Results.”

Exchange rate fluctuations may adversely affect our operating results, especially because a major part of our operating results are generated at our overseas subsidiaries and associated companies.

Although our reporting currency is the Japanese yen, a significant portion of our business operations, consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. As most of revenues, costs of revenues, and selling, general and administrative expenses incurred from regular business activities at overseas subsidiaries and associated companies are quoted in the U.S. dollar, the Australian dollar, the Brazilian Real, or other currencies, our net income may be affected by the fluctuations of these currencies and we are exposed to translation risk in our assets and liabilities denominated in foreign currencies. In addition, exchange rate fluctuations may reduce the value of investment in overseas subsidiaries and associated companies and adversely affect our accumulated other comprehensive income. As a result, exchange rate fluctuations may negatively affect our operating results.

See “Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5.A. Operating Results—Impact of Foreign Currency Exchange Fluctuation on Operating Results” and “Item 5. B. Liquidity and Capital Resources.”

We are subject to diverse counterparty credit risks which our management policy for credit exposure cannot eliminate entirely.

We are exposed to diverse counterparty credit risks reflecting a variety of businesses. For example:

•

Many of our customers purchase products and services from us on credit. At March 31, 2008, current trade receivable (less unearned interest and allowance for doubtful receivables—current) was ¥2,755.6 billion, representing 28.4% of our total assets and recognized losses for doubtful receivables—current for the year ended March 31, 2008 and balance of the allowance for doubtful receivables—current were ¥4.0 billion and ¥23.3 billion, respectively;

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

We are exposed to risks associated with interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, particularly our significant debt obligations, including ¥464.5 billion short-term debt and ¥3,221.0 billion long-term debt as of March 31, 2008. An increase in interest rates, especially in Japan and the United States, may adversely affect our results of operations.

See “Item 5.B. Liquidity and Capital Resources—Funding Sources.”

If the value of assets for which we act as lessor, such as real property, rolling stock, ocean transport vessels, aircraft and equipment declines, we may record a significant impairment loss.

Assets for which we act as lessor, such as real property, aircraft, ocean transport vessels, rolling stock and equipment, are exposed to potential significant impairment losses due to the decline in the value of these assets.

As of March 31, 2008, the value of these assets in which we act as lessor, presented on our Consolidated Balance Sheets as “Property leased to others—at cost, less accumulated depreciation,” was ¥184.4 billion. The carrying amounts of these assets in which we act as lessor are affected by certain factors which are beyond our control such as their global supply and demand, prevailing interest rates, prices of relevant products and services and regional and/or global cyclical trends. Any adjustments for impairment losses with respect to such assets may have an adverse effect on our financial condition and results of operations.

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

A significant portion of our investment portfolio consists of marketable equity securities of Japanese issuers. At March 31, 2008, our marketable equity securities were carried at a fair value of ¥652.0 billion. Among others, Mitsui’s marketable equity securities of Japanese issuers amounted to ¥383.1 billion, representing 53.9% of the fair value of our total available-for-sale securities and 4.0% of our total assets. Volatility and decline in the Japanese equity securities market could negatively impact the value of our investment portfolio and our results of operations and financial condition.

For information on our accounting policies and estimates with respect to impairment on marketable securities, see “Critical Accounting Policies and Estimates” of “Item 5.A. Operating Results.”

Some of our operations are concentrated in a limited number of regions or countries, which could harm our business and results of operations if activity levels in these regions or countries decline.

Various types of businesses worldwide sometimes expose us to risks associated with regional political and economic instabilities. Furthermore, some of our business activities may be exposed to concentration risk in particular industries located in specific regions or countries. For example:

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

For more information, see “Energy Segment”, “Mineral & Metal Resources Segment” and “Machinery & Infrastructure Projects Segment” of “Item 4.B. Business Overview.”

We may not be able to successfully restructure or eliminate unprofitable or underperforming subsidiaries or associated companies in a timely manner and any efforts to do so may not lead to improved results of operations.

As of March 31, 2008, we had 356 consolidated subsidiaries and 202 associated companies. We have been continuously restructuring underperforming businesses of our consolidated subsidiaries and associated companies from the viewpoint of operational efficiency as well as profitability. If we fail to successfully eliminate or restructure our underperforming subsidiaries and associated companies in a timely manner or if these efforts fail to improve our business operations as contemplated, our business operations may become less efficient and our results of operations may be adversely affected.

Our alliances by forming joint ventures with, and strategic investments in, third parties may not result in successful operations.

We participate in various businesses directly or indirectly through joint ventures or by making strategic investments in other companies and business enterprises. The outcome of these joint ventures and strategic investments is unpredictable because:

•	operational success is critically dependent on factors that are beyond our control such as the financial condition and performance of the partner companies or the strategic investees; or

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

For more information, see “Mineral & Metal Resources Segment” and “Energy Segment” of “Item 4.B. Business Overview.”

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

We may lose opportunities for entry into new business areas because of the limitation of required human resources.

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

We are involved in various projects and business transactions worldwide that are subject to extensive environmental laws and regulations. In particular, our Mineral & Metal Resources Segment and Energy Segment may be adversely affected by present or future environmental regulations or enforcement in connection with our exploration, development and production activities. For example, we are subject to complex sets of environmental regulations in Australia, Brazil, Russia, and the Middle East. These laws and regulations may:

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

Furthermore, while we are involved in the exploration, development and production activities through various contractual arrangements, the contracts may not be upheld or extended when they expire. Moreover, the regulatory bodies of these areas may unilaterally interfere and alter the contractual terms of our oil and gas operations involving production rates, pricing formulas, royalties, environmental protection cost, land tenure or otherwise. If these regulatory bodies unilaterally alter such contractual terms or if we are unable to comply with any new laws and regulations, our business, operating results and financial condition could be adversely affected. Furthermore, we could incur substantial additional costs to comply with any new laws and regulations.

See “Item 4.B. Business Overview—Government Regulations.”

Employee misconduct could adversely affect our results of operations and reputation.

Due to our size, as well as the operational and geographic breadth of our activities, our day-to-day operations are necessarily de-centralized. As a result, we cannot fully ensure that our employees comply with all applicable laws and regulations as well as our internal policies. For example, our employees may engage in unauthorized trading activities and exceed the allotted market risk exposure for various commodities or extend an unauthorized amount of credit to a client, which, in either case, may result in unknown losses or unmanageable risks. Moreover, our employees could engage in various unauthorized activities prohibited under the laws of Japan or other jurisdictions to which we are subject, including export regulations, anticorruption laws, antitrust laws and tax regulations. The efforts we undertake to ensure employees’ compliance with applicable laws and regulations as well as our internal policies may not succeed in preventing misconduct by our employees. Depending on its nature, employees’ misconduct could have negative effects on our results of operations and reputation.

Failure to maintain adequate internal controls over financial reporting could negatively affect our reputation.

The adequate maintenance of our internal controls over financial reporting requires effective monitoring of our business activities in a variety of products and services worldwide. We may fail to prevent the occurrence of material weaknesses in our internal controls over financial reporting, or due to any unanticipated issues, may be unable to assert that our internal control over financial reporting is effective, which could adversely affect the capital market’s perception of us and may cause negative market reactions.

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

At the same time, however, there was also a rapid development of information infrastructure worldwide, reflecting the deregulation of the communication sector proceeding from the 1980s in Japan and other countries, and the spread of new technology, such as Internet, accelerated communication among market participants in real time and at reduced costs. From the late 1980s, we made investments in IT and communication businesses, including in common carriers such as Tokyo Telecommunication Network Co., Inc (currently KDDI Corporation), JSAT Corporation, a communications satellites company, and broadcasting companies, such as SKY Perfect Communications Inc.

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

Medium-Term Management Outlook Announced in May 2006

Following the completion of the period covered by the Medium-Term Strategic and Financial Plan to March, 2006, Mitsui established and announced a new Medium-Term Management Outlook in May 2006, based on a company-wide consideration of the business activities that we should develop over the next three-to-five years (namely, years ending March 31, 2009 to 2011) as below:

Development of Strategic Business Portfolio

We developed key policies based on dividing our business into the four areas outlined below. In working toward our vision for the next three to five years, we intended to make investments of approximately ¥800 billion over two years up to March 2008.

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

For further information, including the development of investing activities for the years ended March 31, 2008 and 2007, also see “Item 5.B. Liquidity and Capital Resources.”

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

Capital Expenditures

Major expenditures

See “Item 5.B. Liquidity and Capital Resources—Cash Flows” for further information. Our capital expenditures, including investments in debt securities, property and equipment and leased assets, amounted to ¥735 billion, ¥798 billion and ¥613 billion for the years ended March 31, 2008, 2007 and 2006, respectively. A breakdown is provided below.

	Billions of Yen
	Years Ended March 31,
	2008	2007	2006
Investments in and advances to associated companies	¥207	¥222	¥176
Acquisitions of available-for-sale securities	63	135	121
Acquisitions of held-to-maturity debt securities	—	—	2
Acquisitions of other investments	131	102	67
Additions to property leased to others and property and equipment	282	327	247
Acquisitions of subsidiaries, net of cash acquired	52	12	—

Total	¥735	¥798	¥613

Of additions to property leased to others and property and equipment, the following were our most significant expenditures with respect to property and equipment:

•

acquisition of property and equipment in the Energy Segment for the oil projects of the Enfield and Vincent oil fields in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects offshore in the Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. mainly in offshore Thailand for the years ended March 31, 2008, 2007 and 2006 amounting to ¥80 billion, ¥91 billion and ¥22 billion, respectively; and

•

expansion of our iron ore and coal mines in Australia in the Mineral & Metal Resources Segment and the Energy Segment for ¥62 billion, ¥58 billion and ¥36 billion for the years ended March 31, 2008, 2007 and 2006, respectively.

See “Energy Segment” and “Mineral & Metal Resources Segment” of “Item 4.B. Business Overview.”

Additions to property leased to others included rolling stock leased to railway companies mainly in the United States and European countries, aircraft leased to global carriers and ocean vessels chartered to global shipping companies as follows:

•	¥11 billion of rolling stock for the year ended March 31, 2008;

•	¥71 billion of rolling stock for the year ended March 31, 2007; and

•	¥54 billion of rolling stock and ¥8 billion of aircraft for the year ended March 31, 2006.

Investments in and advances to associated companies, and acquisitions of subsidiaries include the following capital expenditures:

Years Ended March 31,	Investee		Country	Investment Amount (Billions of Yen)
2008	Sims Group Limited	Associated company	Australia	71

	Steel Technologies, Inc.	Subsidiary	United States	45

	Erdos Electrical Power & Metallurgical Co., Ltd.	Associated company	China	16

	IPM (UK) Power Holdings Limited	Associated company	United Kingdom	22

2007	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	108

	Greenfield Energy Center LP	Associated company	Canada	11

	Asahi Tec Corporation	Associated company	Japan	12

	Toyo Engineering Corporation	Associated company	Japan	10

	Gas distribution operations in Brazil	Associated company	Brazil	10

2006	Sakhalin Energy Investment Company Ltd.	Associated company	Bermuda (United Kingdom)	84

	IPM Eagle LLP	Associated company	United Kingdom	13

	Thai Tap Water Supply Co. Ltd.	Associated company	Thailand	11

Also see “Item 4.B. Business Overview” of “Mineral & Metal Resources Segment”, “Energy Segment” and “Machinery & Infrastructure Projects Segment”.

Acquisitions of available-for-sale securities included the followings:

•

the additional investment in Sakhalin Energy Investment for ¥45.7 billion in the Energy Segment and purchases of shares in Yamaha Motor Co., Ltd. for ¥24.3 billion (excluding loss on write-down) and preferred stock in Japan Airlines Co., Ltd. for ¥20.0 billion in the Machinery & Infrastructure Projects Segment for the year ended March 31, 2008;

•	the acquisition of shares in Recruit Co., Ltd. for ¥27 billion in the Consumer and IT Segment for the year ended March 31, 2007; and

•	the acquisition of shares in Seven & I Holdings Co., Ltd in the amount of ¥50 billion in the Foods & Retail Segment for the year ended March 31, 2006.

Capital expenditures are usually financed by external sources, such as commercial banking institutions.

Major divestitures

Divestitures including those of matured debt securities amounted to ¥639 billion, ¥315 billion and ¥251 billion for the years ended March 31, 2008, 2007 and 2006, respectively. A breakdown of our divestitures is provided below.

	Billions of Yen
	Years Ended March 31,
	2008	2007	2006
Sales of investments in and collection of advances to associated companies	¥310	¥34	¥38
Proceeds from sales of available-for-sale securities	46	61	37
Proceeds from maturities of available-for-sale securities	4	107	52
Proceeds from maturities of held-to-maturity debt securities	6	2	2
Proceeds from sales of other investments	51	53	48
Proceeds from sales of property leased to others and property and equipment	116	53	74
Proceeds from sales of subsidiaries, net of cash held by subsidiaries	106	5	—

Total	¥639	¥315	¥251

The sales of investments in and collection of advances to associated companies for the year ended March 31, 2008 included a ¥226.4 billion proceed from the 50% divestiture of our stake in Sakhalin II project.

The sales of available-for-sale securities for the years ended March 31, 2008, 2007 and 2006 mostly consisted of those of Japanese listed companies such as the sale of shares in Toho Titanium Co., Ltd., a Japanese manufacturer for ¥11.2 billion. In addition, for the year ended March 31, 2008 they included the sale of shares in Empreendimentos Brasileiros de Mineração S.A., a Brazilian iron ore company, for ¥13.8 billion.

Sales of property leased to others and property and equipment included the sales of rolling stock leased to railway companies mainly in the United States, aircraft leased to global airline carriers and ocean vessels chartered to worldwide shipping companies. Particularly, they include the sales of rolling stock for the years ended March 31, 2008, 2007 and 2006 amounting to ¥22 billion, ¥19 billion and ¥26 billion, respectively.

Proceeds from sales of subsidiaries, net of cash held by subsidiaries for the year ended March 31, 2008 included the sale of Sesa Goa, an Indian iron ore company, for ¥92.8 billion.

Proceeds from maturities of available-for-sale securities and held-to-maturity debt securities were used for general corporate purposes. See “Item 5.B. Liquidity and Capital Resources—Finance and Liquidity Management.”

Major mineral resources and energy producing projects

The table below provides information about major mineral resources and energy producing projects which have involved or will involve significant capital expenditures for property and equipment. See “Item 4.B. Business Overview”, “Item 4.D. Property, Plant and Equipment—Mining Activities” and “Item 5.B. Liquidity and Capital Resources” for further information.

Operating Segment	Project / Joint Venture (Country)	Partner (Operator)	Mitsui’s share	Planned Capacity or Actual Production(*1)	Budgeted Capital Expenditure(*2)	Investment Decision		Completion / Initial Production
Mineral & Metal Resources	Robe River Joint Venture (Australia)	Rio Tinto	33%	iron ore export capacity at Cape Lambert from 55 to 80 million tons per annum(“Mtpa”)	US$860 (US$284)	2007		end 2008

				Mesa A/Warramboo mine, iron ore production capacity 25 Mtpa	US$901 (US$297)	2007		2010

	Mt Newman, Yandi, Mt.Goldsworthy (Australia)	BHP Billiton	7%	Iron ore production capacity from 109 Mtpa to 129 Mtpa	A$2,200 (A$150)	2005		2007
				Iron ore production capacity from 129 Mtpa to 155 Mtpa	A$2,730 (A$190)	2007		First half 2010

				Iron ore production capacity from 155 Mtpa to more than 200 Mtpa	US$1,090 (US$80)	2008	(*3)	2011

Energy	Enfield Oil Field (Australia)	Woodside Petroleum	40%	47,000 barrels of oil per day on average during 2007(*4)	US$1,000 (US$400)(*4)	2004		2006

	Vincent Oil Field (Australia)			100,000 barrels oil per day	US$720 (US$290)	2006		2008

	Tui Oil Field (New Zealand)	Australian Worldwide Exploration	35%	50,000 barrels oil per day	US$200 (US$70)	2005		2007

	Dawson (Australia)	Anglo American	49%	Coal production capacity from 7.0 Mtpa to 12.7 Mtpa	A$900 (A$440)	2004		2007

	Kestrel (Australia)	Rio Tinto	20%	Extention for new mining area, coal production capacity 6.5 Mtpa	A$1,443 (A$289)	2008		2012

(*1)	The figures of capacity or production represent 100% volume of projects.
(*2)	Millions of currency units. Figures in parenthesis show Mitsui’s budgeted expenditure.
(*3)	Approval of early funding.
(*4)	The US$1,000 million total budget represents the original development for initial production. In October 2006, shortly after commencement of commercial production, one of the major wells was shut-in due to unexpected sand production and early water breakthrough. A work over program was made under an additional total budget of US$390 million.

B.	Business Overview.

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

In addition to our Head Office, Mitsui had 14 branches and offices located in Japan and 147 branches, offices and overseas trading subsidiaries(1) located in other parts of the world as of April 1, 2008. They provide market information to each other and cooperate in developing various business opportunities.

The U.S. Department of State designates Iran, Sudan, Syria, Cuba and North Korea as state sponsors of terrorism and subjects them to export controls. As a globally operating organization, we conduct business with customers in various countries including Iran, Sudan, Cuba and Syria. Our activities with customers in these states are insignificant when compared to our entire business (less than 1% of our consolidated revenues, gross profit and assets for the years ended March 31, 2008, 2007 and 2006) and do not, in our view, represent either individually or in aggregate, a material investment risk.

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

(1)	In this annual report, “overseas trading subsidiary” means subsidiaries such as Mitsui & Co. (U.S.A.), Inc., which represent major parts of the geographic operating segments of Americas; Europe, the Middle East and Africa; and Asia Pacific. See “Products and Services and Principal Activities by Reportable Operating Segments” for further details.

Our Sudan-related operations consist of sales of chemical raw materials for consumer products in which we act as an agent, where our counterparties are neither Sudanese governmental bodies nor entities engaged in oil exploration and production in the country. In the past there were insignificant amount of sales of steel pipes and purchase of sesame seeds. We have no business assets located in Sudan.

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

See “Products and Services and Principal Activities by Reportable Operating Segments” below. Special sales or purchase methods, including financial arrangements, provided by the Machinery & Infrastructure Projects Segment and the Energy Segment, and supply chain management (“SCM”) systems conducted by some operating segments are also described therein. SCM means a planning and management of successive and integrated activities which cover procurement of raw materials, inventory control, processing, and logistics management for materials and products, ordinarily maintained through collaboration among suppliers, intermediaries and/or third-party service providers, and customers.

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

Governmental Regulations with Respect to the Exploration and Production of Oil, Gas, and Mineral Resources

We are involved in various projects involving exploration for and production of crude oil, natural gas, iron raw material and non-ferrous metals in many different countries in which we participate as a minority stakeholder and non-operator. These exploration and production activities are subject to a broad range of local laws and regulations, which affect virtually all aspects of these activities. Contractual arrangements in connection with our oil, gas and mining activities, such as leases, licenses and production agreements are generally entered into with a government entity or a government owned company. See “Mineral & Metal Resources Segment” and “Energy Segment” of “Products and Services and Principal Activities by Reportable Operating Segments” below.

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

Products and Services and Principal Activities by Reportable Operating Segments

For the year ended March 31, 2008, we had eleven reportable operating segments which consisted of eight products and services focused reportable operating segments and three region-focused reportable operating segments listed as below:

Our eight products and services focused operating segments were:

•	Iron & Steel Products

•	Mineral & Metal Resources

•	Machinery & Infrastructure Projects

•	Chemical

•	Energy

•	Foods & Retail

•	Consumer Service & IT

•	Logistics & Financial Markets

Our three region-focused operating segments were:

•	Americas

•	Europe, the Middle East and Africa

•	Asia Pacific

For information on the composition of our products and services focused reportable segments and region-focused reportable operating segments, also see “Item 5.A. Operating Results—Operating Results by Operating Segment.” Gross Profit, Operating Income (Loss) and Net Income (Loss) by reportable operating segment for the years ended March 31, 2008, 2007 and 2006 were as follows(1)(2)(3)(4):

Gross Profit

	In Billions, Except Percentages
	Years Ended March 31,
	2008		2007		2006
Iron & Steel Products	¥61.3	6.2%	¥57.7	6.7%	¥54.4	6.9%
Mineral & Metal Resources	95.8	9.7	111.0	12.8	88.5	11.3
Machinery & Infrastructure Projects	134.1	13.6	108.0	12.5	90.6	11.5
Chemical	110.3	11.2	103.1	11.9	97.8	12.5
Energy	219.3	22.2	123.9	14.3	107.0	13.6
Foods & Retail	81.2	8.2	81.3	9.4	79.9	10.2
Consumer Service & IT	116.7	11.8	130.0	15.0	128.4	16.4
Logistics & Financial Markets	55.1	5.6	60.5	7.0	51.4	6.6
Americas	54.0	5.5	64.7	7.5	61.6	7.9
Europe, the Middle East and Africa	26.8	2.7	25.4	2.9	24.3	3.1
Asia Pacific	33.1	3.3	30.7	3.5	30.4	3.9

Total	987.7	100.0	896.3	103.5	814.3	103.9

All Other	5.5	0.6	4.3	0.5	7.1	0.9
Adjustments and Eliminations	(5.1)	(0.6)	(34.3)	(4.0)	(36.8)	(4.8)

Consolidated Total	¥988.1	100.0%	¥866.3	100.0%	¥784.6	100.0%

Operating Income (Loss)

	In Billions, Except Percentages
	Years Ended March 31,
	2008		2007		2006
Iron & Steel Products	¥25.6	6.8%	¥25.6	9.1%	¥26.5	10.7%
Mineral & Metal Resources	79.0	21.1	91.3	32.3	68.5	27.7
Machinery & Infrastructure Projects	32.0	8.5	20.9	7.4	21.7	8.8
Chemical	46.2	12.3	35.3	12.5	34.0	13.7
Energy	172.4	46.0	81.3	28.7	70.7	28.5
Foods & Retail	16.6	4.4	10.9	3.9	9.2	3.7
Consumer Service & IT	18.9	5.0	20.3	7.2	25.0	10.1
Logistics & Financial Markets	20.9	5.6	24.2	8.6	17.6	7.1
Americas	2.0	0.5	21.4	7.6	21.7	8.8
Europe, the Middle East and Africa	1.8	0.5	3.0	1.1	4.7	1.9
Asia Pacific	7.6	2.0	9.5	3.4	11.2	4.5

Total	423.0	112.7	343.7	121.8	310.8	125.5

All Other	(1.4)	(0.4)	(4.4)	(1.6)	(3.2)	(1.3)
Adjustments and Eliminations	(46.8)	(12.3)	(56.5)	(20.2)	(59.9)	(24.2)

Consolidated Total	¥374.8	100.0%	¥282.8	100.0%	¥247.7	100.0%

*	Operating income (loss) reflects our (a) Gross Profit, (b) Selling, general and administrative expenses and (c) Provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Net Income (Loss)

	In Billions, Except Percentages
	Years Ended March 31,
	2008		2007		2006
Iron & Steel Products	¥20.3	5.0%	¥20.6	6.8%	¥19.3	9.5%
Mineral & Metal Resources	177.0	43.2	98.3	32.6	44.8	22.1
Machinery & Infrastructure Projects	35.0	8.5	33.6	11.1	30.6	15.1
Chemical	18.4	4.5	19.3	6.4	12.1	6.0
Energy	124.1	30.3	75.7	25.1	50.8	25.1
Foods & Retail	10.5	2.6	(12.3)	(4.1)	(3.2)	(1.6)
Consumer Service & IT	12.0	2.9	16.6	5.5	17.5	8.6
Logistics & Financial Markets	7.5	1.8	14.6	4.8	13.4	6.6
Americas	4.3	1.0	16.9	5.6	12.7	6.3
Europe, the Middle East and Africa	5.0	1.2	4.1	1.4	5.0	2.5
Asia Pacific	22.5	5.5	22.0	7.3	22.8	11.3

Total	436.6	106.5	309.4	102.5	225.8	111.5

All Other	(7.1)	(1.7)	5.8	1.9	11.8	5.8
Adjustments and Eliminations	(19.4)	(4.8)	(13.7)	(4.4)	(35.2)	(17.3)

Consolidated Total	¥410.1	100.0%	¥301.5	100.0%	¥202.4	100.0%

Notes:

(1)

The figures for “Consolidated Total” for the years ended March 31, 2007 and 2006 have been reclassified to conform to the change in current year presentation for discontinued operations, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

(2)	“All Other” includes business activities which primarily provide services, such as financing services, and operations services to external customers, and/or to us and associated companies.
(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of corporate departments, and eliminations of intersegment transactions.
(4)	Transfers between operating segments are made at cost plus a markup.

Iron & Steel Products Segment

The Iron & Steel Products Segment consists of one business unit, the Iron & Steel Products Business Unit, which has:

•	16 subsidiaries including Mitsui & Co. Steel Ltd. (Japan), Regency Steel Asia Pte Ltd. (Singapore), Mitsui Bussan Kozai Hanbai Co., Ltd. (Japan) and Mitsui Bussan Steel Trade Co., Ltd. (Japan); and

•	18 associated companies including Nippon Steel Trading Co., Ltd. (Japan), SIAM YAMATO STEEL COMPANY LIMITED (Thailand) and Shanghai Bao-Mit Steel Distribution Co., Ltd. (China).

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥61.3 billion or 6.2% and ¥20.3 billion or 5.0% of our consolidated total, respectively.

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

This business unit has made investments in subsidiaries and associated companies including coil centers as bases for processing and distribution; steel makers as manufacturing bases; and steel product specialized trading companies. Recently, this business unit has focused on businesses in emerging countries as below:

•

Regency Steel Asia Pte Ltd. (Singapore), a steel products wholesale subsidiary which this business unit acquired in the year ended March 31, 2004, has expanded wholesale operations in the rapidly growing steel products markets in Asia.

•

This business unit also focuses on business opportunities in Russia and in India among other countries, by setting up joint ventures with local business entities and creating our service networks such as coil centers.

In the steel products business, both manufacturers and users are large-scale and sophisticated organizations. As low value added intermediation between these entities is no longer sufficient to serve their needs, the business unit has developed its services based on the proprietary SCM network by making use of accumulated IT and logistics expertise. By working closely with manufacturers and users, we optimize distribution and inventory control, thus sharing with customers and suppliers the benefit of associated cost reductions. For example:

•

We have established steel service centers, galvanized steel plants and tin-plating facilities at our subsidiaries and/or joint ventures with Japanese and overseas steel makers and other local partners in order to meet the rising demand from manufacturers of automobiles, electric appliances and heavy electric machinery that have transplanted their production centers to the United States, Southeast Asia and China. The most representative case is Shanghai Bao-Mit Steel Distribution Co., Ltd. (China), a joint venture established in 2002 with Shanghai Baosteel Group Corporation, a Chinese integrated steel manufacturer, in order to build a network of steel products service centers in China. Through this joint venture, we have been setting up SCM network by integrating service centers within China and improving operational efficiency and have been actively pursuing additional investments.

•

We frequently draw upon the unit’s logistics expertise in delivering a wide range of materials and products in large volume under an optimized schedule along with expertise in project financing. We also take advantage of the business relationships and marketing channels of other business units in the fields of energy, industrial plants, shipping and machinery. This enabled us to be involved in various industrial projects including the construction of oil and gas pipeline projects such as the Sakhalin project where we supplied the steel structure and the Western Australia offshore LNG project operated by Woodside Petroleum Ltd. where we supplied high grade steel pipe.

Some competitors of this business unit, other Japanese trading companies, have reorganized their businesses and established new joint ventures, such as Marubeni-Itochu Steel Inc. and Metal One Corporation in their efforts to achieve low-cost operations through economy of scale. In contrast, this business unit puts priority in efficiently leveraging business resources of other operating segments through groupwide collaborations. In order to increase competitiveness as well as pursuing strategic business opportunities, the Investment & Planning Division within this business unit, specializes in investments in steel-related enterprises, particularly joint investments in response to the needs from steel users and steel manufacturers in Japan and overseas, strengthening ties with Japanese steel makers and wholesalers through collaboration in sales of products, procurement of raw materials and equity investments. Furthermore, in the domestic market which has been already mature, this business unit concentrates on reorganizations of subsidiaries to improve their sales force and operational efficiency. For example, this business unit established Mitsui & Co. Steel Ltd. (Japan) by consolidating 4 subsidiaries for steel products in April 2008.

In July 2006, as a result of the merger between the world’s largest integrated steel manufacturers, Mittal Steel Company N.V. and Arcelor S.A., ArcelorMittal was organized. We have been carefully watching reorganizations in the global steel industry. We have observed that operational optimization through reorganization of integrated steel manufacturers tends to contribute to the stabilization of steel prices. In newly developing countries such as China and India, an increase in local steel demand and an increase in local steel production are ongoing in tandem, providing a definite forecast on the global supply-demand balance in the future becomes extremely difficult. Continuously offering efficient SCM services is still a key for this business unit to survive in such worldwide reorganization of steel industry.

Mineral & Metal Resources Segment

The Mineral & Metal Resources Segment consists of one business unit, the Mineral & Metal Resources Business Unit. Effective April 1, 2007, the former Iron & Steel Raw Materials and Non-Ferrous Metals Segment was renamed as the Mineral & Metal Resources Segment, and the businesses of coal, nuclear fuels, carbon credits, and hydrogen and fuel cell were transferred to the Energy Segment.

This segment has:

•

12 subsidiaries, including Mitsui Iron Ore Development Pty. Ltd. (Australia), Mitsui Itochu Iron Pty. Ltd. (Australia), Japan Collahuasi Resources B.V. (Netherlands), Mitsui Raw Materials Development Pty. Limited (Australia), Mitsui Bussan Raw Materials Development Corp. (Japan) and MITSUI BUSSAN METALS SALES CO., LTD. (Japan); and

•

11 associated companies, including Valepar S.A. (Brazil), CORAL BAY NICKEL CORPORATION (The Republic of Philippines), NIPPON AMAZON ALUMINUM CO., LTD. (Japan), SUMIC Nickel Netherlands B.V. (Netherlands) and Inner Mongolia Erdos Electric Power & Metallurgy Co., Ltd. (China).

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥95.8 billion or 9.7% and ¥177.0 billion or 43.2% of our consolidated totals, respectively.

This business unit is engaged in various business activities including:

•	trading, investment, logistics management and transportation services related to iron and steel raw materials, such as iron ore, steel scrap, ferro-alloys and other minerals; and

•

trading, investment, transportation and processing of non-ferrous metal ores and ingots such as copper, lead, zinc, tin, nickel, aluminum, magnesium, cobalt, titanium, other non-ferrous metals; and sales and marketing of semi-fabricated non-ferrous products such as construction materials.

In the field of iron and steel raw materials, in 1960s we started investments in raw materials sourcing projects based on concept of “develop-and-import”, aiming at stable procurement of those raw materials to Japan through diversified channels. Those projects are supplying raw materials to major iron and steel manufacturing countries including Japan.

The following tables provide information on our investments in iron ore resource projects. For more information on our mining activities including production and reserves, See “Item 4.D. Property, Plants and Equipment—Mining Activities.”

Iron Ore Mining Activities

Joint Venture or Investee	Mitsui’s Subsidiary or Associated Company	Name of Mines	Location	Mitsui’s Percentage of Ownership	Other Major Participants and Their Percentages of Ownership
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pannawonica West Angelas	Pilbara Region, Western Australia	33.00%	Rio Tinto Nippon Steel Sumitomo Metal Industries	53.00 10.50 3.50	% % %

Mt. Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Mt. Whaleback	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Marillana Creek	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Northern (Yarrie) (Nimingarra) Area C	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

In addition, we have a 15% ownership interest (or 18.24% in terms of voting shares as of March 31, 2008), of Valepar S.A. (Brazil), the controlling shareholder of Companhia Vale do Rio Doce (“Vale”, formerly called as CVRD) in Brazil. Vale is a mining enterprise with operations that include mining of iron ore and other raw non-ferrous metals. We purchased the ownership interest in Valepar S.A. in September 2003.

In July, Vale made a public offering of its shares. Valepar S.A. maintained the current controlling ownership at Vale by exercising its priority subscription rights, and Mitsui contributed to Valepar S.A. on a pro rata basis. Mitsui’s investment amount was ¥78.4 billion.

In April 2007, this business unit sold its entire stake in Sesa Goa Limited. Iron ore mining businesses remain our core business, and we continue to engage in investments for the enhancement of production capacity and operational efficiency in existing mining operations. Regarding further information and discussion on development of our iron ore mining projects, see “Item 4.A. History and Development of the Company— Capital Expenditure”, “Item 5.A. Operating Results—Operating Results by Operating Segment—Mineral & Metal Resources Segment” and “Item 5.B. Liquidity and Capital Resources—Investment Plans and Financial policies of the Medium Term Management Outlook”.

Revenues from iron ore producing activities account for a significant portion of this business unit. The table below sets forth the break down of revenues of the Mineral & Metal Resources Business Unit.

	Revenues
	Billions of Yen
	Revenues from Sales of Products		Revenues from Sales of Services and Other Sales
Years Ended March 31,	Revenues from Iron Ore Producing Activities	Revenues from Sales of Other Products(*)	Commissions and Trading Margins on Intermediary Services and Other	Total Revenues
2008	¥116.8	¥159.2	¥16.7	¥292.7
2007	¥86.4	¥148.7	¥26.1	¥261.2
2006	72.1	141.3	21.5	234.9

(*)	Revenues from sales of other products mainly consist of sales of scrap metals and non-ferrous metals such as copper and aluminum. This business unit reports no revenues from mineral producing activities other than iron ore producing activities.

This business unit recognizes scrap recycling as industrial solutions to environmental problems, and has set recycling business as one of its key businesses. In Japan, Mitsui Bussan Raw Materials Development Corporation has operated a scrap recycling business. In April, it was merged with a former non-ferrouos metal trading subsidiary Mitsui Bussan Metals Sales Co., Ltd., to form Mitsui Bussan Metals Co., Ltd. (Japan), which engages in wide range of products and services in metal resources, recycling and non-ferrous metal products.

In addition, in June 2007, this business unit acquired 19.99% of the issued ordinary shares of Sims Group Limited (Australia), a scrap metal recycler with worldwide operating bases in Australia and Europe as well as in North America, its main operating zone, for ¥61.2 billion. In March 2008, Sims Group Limited merged with Metal Management, Inc, a United States recycler. Mitsui’s ownership interest in Sims Metal Management as of March 31, 2008 was 16%, reflecting dilution from the merger and additional acquisition of share interest. Mitsui and Sims Group Limited seek opportunities for a joint recycling business in Japan and abroad.

We participate in a joint venture which produces Silico-Manganese in the Inner Mongolia Autonomous Region, China, together with Erdos Electrical Power and Metallurgical Co., Ltd. (“Erdos EPM”) and JFE Steel Corporation, a major Japanese integrated steel manufacturer. This project started production of Silico-Manganese in July 2006 with an annual production capacity of 75,000 tons at its initial stage, and an expansion plan to double the capacity to 150,000 tons (expected start-up at the end of 2008) was decided in October 2007. Erdos EPM operates four major businesses in the Inner Mongolia Autonomous Region: power generation, coal mining, ferrous alloy production and water pumping from the Yellow River. In April 2007, this business unit completed the acquisition of 25% share ownership in Erdos EPM.

We have been operating joint venture projects to meet the increasing demand for iron and steel raw materials in Japan and abroad. POSCO Terminal Co., Ltd. is the representative case established in January 2003 with POSCO, an integrated steel manufacturer in Republic of Korea. It provides logistics services including bulk material transportation, storage and transshipment involving iron and steel raw materials for various customers in Asia.

In non-ferrous metals field, we have been engaging in trading of copper, nickel, cobalt, aluminum ingots and other non-ferrous metal materials. We are also expanding our investments and participation in various non-ferrous metals mining and smelting projects to secure stable sources of supply. For example:

•

We participate in Compania Minera Dona Ines de Collahuasi SCM (Chile), a copper mine development project, in which we hold a 7.43% interest. The project, which commenced commercial production in 1998, has been developed jointly with Anglo American Plc and Falconbridge Ltd. and has an annual production capacity of about 500,000 tons of copper. In addition, we have a 1.25% interest in Minera Los Pelambres in Chile, whose production capacity is about 360,000 tons of copper per annum.

•

We participate in a nickel-cobalt smelting project in the Rio Tuba area in the Republic of Philippines which has been developed jointly with Sumitomo Metal Mining Co., Ltd., Sojitz Corporation and a local partner. This project started commercial production of nickel-cobalt mixed sulfide in April 2005 using a high-pressure acid leaching process, an advanced processing technology for nickel production, and is operating at its design capacity (10,000 ton Nickel content and 750 ton cobalt content per annum). In February 2007, we decided to participate in the expansion plan for the second production line to double the production capacity. In April 2005, we, jointly with Sumitomo Metal Mining Co., Ltd., concluded an agreement for participation in the Goro Nickel Development Project in New Caledonia, which has been developed by former Inco Limited, (currently called as Vale Inco Ltd.). The plant construction of this project is expected to be completed by the end of 2008 and to produce in total about 60,000 tons of nickel and about 5,000 tons of cobalt per annum.

•

We have a 15.04% interest in NIPPON AMAZON ALUMINUM CO., LTD. (Japan) which has invested in aluminum smelting and alumina refining business in Brazil. On June 30, 2006, we exited from Mitalco Inc., an aluminum smelting operation in the United States. However, this business unit recoginizes that aluminum continues to be an important material and pursues relevant business opportunities.

•

We established a special department for rare metals which underpin high-tech industries. The department has been studying development and undertaking feasibility studies of various rare metal projects.

Machinery & Infrastructure Projects Segment

The Machinery & Infrastructure Projects Segment consists of three business units, the Infrastructure Projects Business Unit, the Motor Vehicles Business Unit and the Marine & Aerospace Business Unit. Effective from April 2007, the former Machinery Business Unit was reorganized to form the Motor Vehicles Business Unit and the Marine & Aerospace Business Unit.

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥134.1 billion or 13.6% and ¥35.0 billion or 8.5% of our consolidated totals, respectively.

The Machinery & Infrastructure Projects Segment holds 71 subsidiaries, including:

•

MBK Project Holdings Ltd. (Japan), Mitsui & Co. Plant Systems, Ltd. (Japan), Mitsui Power Ventures Limited (United Kingdom), MIT Power Canada LP Inc. (Canada), Mitsui Rail Capital Holdings, Inc. (United States), Mitsui Rail Capital Europe B.V. (Netherland), MRCE Dispolok GmbH (Germany), Mitsui Rail Capital Participacoes Ltda. (Brazil) and Mitsui Gas e Energia do Brasil Ltda. (Brazil) in the Infrastructure Projects Business Unit;

•

Toyota Chile S.A. (Chile), PT. Bussan Auto Finance (Indonesia), Mitsui Automotive Europe B.V. (Netherlands), MMK Co., Ltd. (Japan) and Ellison Technologies Inc. (Unites States) in the Motor Vehicles Business Unit; and

•	CLIO MARINE INC. (Liberia), Lepta Shipping Co., Ltd. (Liberia) and Mitsui Bussan Aerospace Co., Ltd. (Japan) in the Marine & Aerospace Business Unit.

Additionally it has 65 associated companies such as:

•

IPM Eagle LLP (United Kingdom), IPM(UK)Power Holdings Limited (United Kingdom), P.T. Paiton Energy (Indonesia), Toyo Engineering Corporation (Japan) and Compania de Generacion de Valladrid (Mexico) in the Infrastructure Projects Business Unit; and

•

Toyota Canada Inc. (Canada), Penske Automotive Group, Inc. (United States), PT. Yamaha Indonesia Motor Manufacturing (Indonesia), Japan Automobile Auction, Inc. (Japan), ASAHI TEC Corporation (Japan) and Komatsu Australia Pty. Ltd. (Australia) in the Motor Vehicles Business Unit.

Infrastructure Projects Business Unit

The business activities of the Infrastructure Projects Business Unit together with 30 subsidiaries and18 associated companies cover a wide range of involvement in project implementation and related services, including:

•	electric power projects such as power plants, power transmission and substation facilities;

•	energy related projects such as oil and gas development projects, oil refineries, LNG receiving facilities and pipelines;

•	water supply projects such as desalination plants, wastewater processing facilities and water supply and sewerage facilities;

•	railway transportation-related business such as rolling stock and railway facilities and systems;

•	social infrastructure projects such as construction of airport, port, road and other public facilities;

•	basic industry projects such as iron, non-ferrous metals and chemical plants; and

•	environment-related projects such as waste disposal and recycling plants.

We are undertaking various projects that may stimulate economic growth in developing countries and countries rich in natural resources. In response to their needs, we apply our project engineering capabilities including expert knowledge in financing, logistics, taxation and legal affairs. This business unit often arranges financing for projects by international financial institutions and export credit agencies worldwide. Moreover, it from time to time provides loans or issues guarantees on behalf of the project owners.

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

This business unit is increasing activities which go beyond the conventional EPC approach of acting as an intermediary between project owners and sub-contractors. Instead, these activities often involve arrangement of sophisticated financing schemes, risk sharing through equity participation and operation and maintenance of plant and facilities after their construction completion. Based on this concept, the unit has been proactively investing in several types of infrastructure projects. In particular, independent power producer (“IPP”) business overseas lies as a core domain. Most of these IPP projects operate under long term power sales contracts with users such as state-owned electricity companies, which enable us to forecast stable returns.

•

IPM Eagle LLP (United Kingdom), which we established jointly with International Power plc, is the core operation of our overseas power producing businesses. In December 2004, we, together with International Power plc, purchased the international power generation portfolio (nine power plants in Europe, Australia and Asia in total, 4,514 megawatts, as of March 2005) of Edison Mission Energy. Since then, IPM Eagle LLP has held and managed these power generation businesses. In July 2005, IPM Eagle LLP acquired the Saltend 1,200 megawatt combined cycle power plant in the United Kingdom. Furthermore, In June 2007, International Power plc and Mitsui reorganized the ownership of power generating assets in the United Kingdom. 3 power generating assets formerly owned by International Power plc and 2 power generating assets formerly owned by IPM Eagle LLP were transferred to a newly established joint venture (ownership: International Power plc 75% and Mitsui 25%). Some of the above-mentioned projects sell electricity at wholesale on the power market, instead of supplying it under long term contracts, so that the joint ventures optimize their profit structure.

•

We have formed a joint venture with Calpine Corporation to construct, own and operate the 1,005 megawatt combined cycle power plants called Greenfield Energy Center LP (Canada). The joint venture will start commercial operation from 2008 and has already secured a 20 year Clean Energy Supply contract with Ontario Power Authority, Canada.

•

We have a 36.3% voting interest in P.T. Paiton Energy (Indonesia), an Indonesian power producer, which owns a 1,230 megawatt coal fired power plant in East Java, Indonesia. (In addition, IPM Eagle LLP owns a 44.7% voting interest.) P.T. Paiton Energy sells electricity to P.T. Perusahaan Listrik Negara, a government-owned electric utility company, under a power purchase agreement. P.T. Paiton Energy was originally established in 1994 by Mitsui and other partners including Edison Mission Energy.

Reflecting these developments, the combined power generation capacities for the unit’s equity share in various power projects as of the end of March 2008 in operation and under construction were 3,102 megawatt and 672 megawatt, respectively. As well as the above-mentioned projects, these power generation capacities included those under the operation of Umm Al Nar in the United Arab Emirates, Tarong North Power Station in Australia and Valladolid III in Mexico and those under construction by Amman East in Jordan and Ras Laffan in Qatar.

This business unit is also engaged in the following projects:

•

Mitsui owns a 25% interest in the LNG terminal in Altamira, Mexico. The facility started operations in September 2006, providing services of receiving and regasification of LNG for the ultimate customer, Comisión Federal de Electricidad, a state power company. In addition, in March 2008 this business unit signed a service agreement with Comisión Federal de Electricidad in regards to the concession rights for construction and operation of an LNG receiving terminal in Manzanillo city. Mitsui participates in this project with a 37.5% interest. Commercial start-up is planned in the middle of 2011.

•

Mitsui owns a 35% interest in Thai Tap Water Supply Company Limited and a 34.3% interest in Pathum Thani Water Supply Company Limited, to supply tap water to the provincial authorities near Bangkok, Thailand under 30-year and 25-year water supply agreements, respectively.

•

Mitsui Gas e Energia do Brasil Ltda. (Brazil), formerly named Gás Participações Ltda., which Mitsui wholly acquired in April 2006, participates in seven local gas distribution companies with a 24.5% interest in each, with other shareholders, Petrobras Gas S.A., and the respective state governments in Brazil.

This business unit runs rolling stock leasing businesses providing relevant maintenance and management services.

•

In North America, Mitsui Rail Capital, LLC. (United States) engages in freight car leasing for railway companies and logistic management and maintenance service of freight cars for coal transportation to power companies.

•	In Brazil, Mitsui Rail Capital Participacoes Ltda. engages in finance leasing of freight car for major grain shippers and railroad companies.

•

In Europe, we have two rolling stock leasing subsidiaries, MRCE Dispolok GmbH (Germany), which we acquired from Siemens Aktiengesellschaft in October 2006, and Mitsui Rail Capital Europe B.V. (Netherlands), which was established in 2004, covering locomotives leasing in all of Europe.

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

Motor Vehicle Business Unit

The Motor vehicle Business Unit, together with 28 subsidiaries and 19 associated companies, is engaged in the following business activities:

•	import and export, assembly and manufacturing, distribution and dealership of motor vehicles, motor cycles and their parts; and retail finance; and

•	trading of industrial machinery including mining and construction equipment, production equipment and machine tools.

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

In recent years, the relocation of Japan’s automobile production sites from domestic locations to overseas has been accelerating, and we have diversified our activities to cope with such trend by allocating our financial and human resources strategically to prioritized areas of our motor vehicles business worldwide, such as logistics services for manufacturing components, retail operations and retail finance. For example:

•	We have operated our subsidiary PT. Bussan Auto Finance (Indonesia), a retail finance company for Yamaha motorcycles since 1997;

•

We have ownership in Penske Automotive Group, Inc., previously named as United Auto Group, Inc., an automobile dealership group in the United States, with a 16.3% voting share. By combining what we learned from our involvement in Penske Automotive Group, Inc. with our knowledge of the global market, we continue to explore other opportunities to expand into retail dealership operations in developing markets such as Russia, China and India;

•	We have been handling the logistics operations of automobile parts for some of Toyota’s manufacturing operations in North America, Europe, India and China; and

•	We acquired a 19.1% voting share in ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts for major automakers in January 2007.

In our construction machinery and industrial system businesses, we have been acquiring and establishing distributors and dealers in major overseas markets, in order to respond growing worldwide demand to these products. In Australia, through Komatsu Australia Pty Ltd. (Australia), an associated company, we have engaged in distribution and leasing of construction machinery and mining equipment such as dump trucks and hydraulic shovel since 2001. We have also extended these businesses in other regions, through Road Machinery, LLC (United States) acquired in 2005 and KOMEK Machinery LLC (Russia) acquired in 2006. We are also engaged in trading and distribution of high-precision machine tools, manufacturing equipment and control systems supplied by Japanese manufacturers. Jointly with FANUC LTD, we established Fanuc Roboshot Europe GmbH (Germany) in 2005, and jointly with Mori Seiki Co., Ltd, we acquired Ellison Technologies, Inc. (United States) in 2007.

Marine & Aerospace Business Unit

The Marine & Aerospace Business Unit, together with 13 subsidiaries and 28 associated companies, is engaged in the following business activities:

•

sales, marketing and intermediary service of cargo vessels, tankers, container vessels, refrigerator vessels, automobile carriers, LNG and LPG carriers, Floating Storage and Offloading (“FSO”) and Floating Production Storage and Offloading (“FPSO”) facilities as well as owning and operating, leasing and financing for these vessels and facilities; ship management services; an intermediary service for chartering vessels and sales of second hand vessels; and marketing equipment for vessels; and

•

marketing and sales of passenger aircraft and cargo aircraft, helicopters, aircraft engine, defense-related equipment and aerospace systems; leasing of passenger aircraft and cargo aircraft and aircraft engines.

Our vessel and marine project related activities include marketing newly built vessels (mainly commercial vessels) to ship owners and shipping firms in Japan and overseas, ship management services, acting as broker for chartering vessels and for the sale and purchase of second hand vessels, and marketing equipment for vessels to shipbuilding companies.

We are engaged in energy-related marine projects, including joint ownership and operation of LNG vessels; and joint ownership and operations management of FSO and FPSO facilities. In addition, we arrange various types of financing for our customers and/or those projects, such as syndicated loans involving international financial institutions for large scale transactions. We also provide direct loans to some of our clients.

The following are recent developments in energy-related marine projects businesses:

•

In December 2007, Mitsui, NYK Bulkship (Europe) Ltd. and Teekay Corporation in a 3 company consortium, entered into a contract for the long term charter of four new LNG vessels from the Angola LNG Project, which is developed by Chevron, Angola national oil company Sonangol and others.

•

Together with the Infrastructure Projects Business Unit, this business unit set up a joint venture with Petrobras in Brazil, which owns drill ships for sub sea oil field development. This business unit arranged the building and chartering contracts of the drill ships.

In addition, this business unit owns and operates various vessels, by itself or jointly with trusted partners.

In our aerospace systems related activities, we provide and arrange operating leases and finance leases of passenger aircraft and cargo aircraft and aircraft engines to airlines in Japan and overseas. We are also engaged in the import and sale of helicopters and defense-related equipment. This business unit is an agent in Japan to Airbus S.A.S. of France and Bell Helicopter Textron, Inc. of the United States. In March 2008, Mitsui acquired non-voting preferred shares in Japan Airline Corporation (“JAL”), convertible into common shares. Mitsui believes this acquisition will contribute to the reinforcement of JAL’s business infrastructure such as renovation of its aircraft fleet and through this transaction, Mitsui envisages developing new business with JAL in future.

Chemical Segment

The Chemical Segment consists of the First Chemicals Business Unit (formerly the Organic Chemicals Business Unit) and the Second Chemicals Business Unit (formerly the Plastics & Inorganic Chemicals Business Unit).

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥110.3 billion or 11.2% and ¥18.4 billion or 4.5% of our consolidated totals, respectively.

The Chemical Segment has 33 subsidiaries, including:

•

P.T. Kaltim Pasifik Amoniak (Indonesia), Japan-Arabia Methanol Company Ltd. (Japan), Mitsui Bussan Solvent & Coating Co., Ltd. (Japan), Mitsui AgriScience International S.A./N.V. (Belgium), Mitsui Bussan Agro-Business Co., Ltd. (Japan), Daiichi Tanker Co., Ltd. (Japan) and Fertilizantes Mitsui S.A. Industria e Comercio (Brazil) in the First Chemicals Business Unit; and

•	Mitsui Bussan Plastics Co., Ltd. (Japan), Nippon Trading Co., Ltd. (Japan), Salt Asia Holdings Pty. Ltd. (Australia) and Mitsui Bussan Frontier Co., Ltd. (Japan) in the Second Chemicals Business Unit.

It has 28 associated companies, including:

•	Agro Kanesho Co., Ltd. (Japan) in the First Chemicals Business Unit; and

•	TG Missouri Corporation (United States) and Advanced Composites Inc. (United States) in the Second Chemicals Business Unit.

First Chemicals Business Unit

Together with 15 subsidiaries and 11 associated companies, the First Chemicals Business Unit is engaged in trade, sales, distribution and production of the following commodities and related activities:

•	Petrochemical businesses

—	Natural gas chemicals: methanol, ammonia

—	Chlor-Alkali: Ethylene Dichloride (“EDC”), Vinyl Chloride Monomer (“VCM”), caustic soda

—	Basic petrochemicals: olefins, aromatics, Acetyls, Styrene Monomer (“SM”)

—	Petrochemicals & fiber intermediates: Para-Xylene (“PX”), Purified Terephthalic Acid (“PTA”), Monoethylene Glycol (“MEG”), Acrylonitrile (“AN”),.

—	Industrial chemicals: phenol, acetone, bisphenol A, Methyl Methacrylate (“MMA”), nylon, acrylates intermediates

•	Specialty chemical businesses

—	Detergent intermediates and oleochemicals, polyurethanes, colors & functional chemicals, rosin, aroma chemicals

•	Agri science businesses

—	Crop protection chemicals (herbicide, insecticide, fungicide, intermediates for these chemicals), feed additives

•	Fertilizer businesses

—	Urea, ammonium sulfate, phosphate rock, diammonium phosphate, fused magnesium phosphate, potash

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

We have invested in manufacturing operations and logistic facilities. For example, we have:

•

a 19.25% equity share in a joint venture, International Methanol Company (Saudi Arabia), which commenced commercial operation with a production capacity of 1 million tons per annum of methanol at the end of 2004;

•	an ammonia producing subsidiary, P.T. Kaltim Pasifik Amoniak (Indonesia), which has a production capacity of 0.7 million tons per annum of ammonia;

•	tank terminals in Ningbo, China; Bangkok, Thailand; Johor, Malaysia; and Merak, Indonesia; and

•	a subsidiary and parcel chemical tanker operator Daiichi Tanker Co., Ltd. (Japan), which runs a fleet consisting of 33 owned and chartered ships serving its customers.

This business unit has been successful in earning revenues by increasing market share in certain products such as olefins, aromatics and other plastic monomers. Moreover, the steady growth of demand for petrochemicals in the world, particularly in China and other Asian countries, is driving earnings for this unit.

During the past several years, most worldwide petrochemical companies have been struggling to survive through drastic restructurings which include the reorganization of their sales structures and mergers and acquisitions. Furthermore, changes in the market structure of petrochemical products are ongoing including increasing demand from China and other Asian countries, rising material costs reflecting higher crude oil prices and shifting in olefin production to the Middle East using cost-effective natural gas. In these operating environments, we believe that we remain competitive with other Japanese general trading companies and plan to strengthen our market position by expanding our trade volume and market share. Our sales channels to various customers in diverse geographic areas enable us to make geographical and/or time swap arrangements. Our global logistics services network functions as a competitive advantage over other Japanese general trading companies in gaining more business transactions.

In agri science business, we have extended the distribution of agricultural chemical products worldwide through subsidiaries such as Mitsui Agri Science International sa/nv (Belgium).

In fertilizer business, we are engaged in import, export and offshore transactions involving various types of fertilizers, fertilizer raw materials and phosphoric acid derivatives. In addition, this business unit runs a fertilizer manufacturing subsidiary, Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

Second Chemicals Business Unit

The Second Chemicals Business Unit has 18 subsidiaries and 17 associated companies and is engaged in sales, trade, distribution and production of the following commodities and related activities:

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

In Japan, 3 sales subsidiaries merged to form MITSUI BUSSAN PLASTICS TRADE CO., LTD. in April 2008, for the purpose of sales enhancement and efficient business operations.

Energy Segment

The Energy Segment consists of two business units, Energy Business Units I and II. Effective from April 2007, the former Energy Business Unit was divided into Energy Business Units I and II, to build structure for comprehensive strategy based on the view for worldwide energy resources, combined with the transfer of businesses of coal, nuclear energy, carbon credits, and hydrogen and fuel cell from the former Iron & Steel Raw Materials and Non-Ferrous Metals Segment.

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥219.3 billion or 22.2% and ¥124.1 billion or 30.3% of our consolidated totals, respectively.

This segment has:

•

32 subsidiaries, including Mitsui E&P Australia Pty Limited (Australia), Mittwell Energy Resources Pty., Ltd. (Australia), Mitsui E&P Middle East B.V. (Netherlands), Mitsui Oil Exploration Co., Ltd. (Japan), Mitsui Gas Development Qatar B.V. (Netherlands), Mitsui LNG Nederland B.V. (Netherlands), MitEnergy Upstream LLC (United States), Mitsui Sakhalin Holdings B.V. (Netherlands),

Mitsui Oil Co., Ltd. (Japan), Mitsui Liquefied Gas Co., Ltd. (Japan), Kokusai Oil & Chemical Co., Ltd. (Japan) and Mitsui Coal Holdings Pty. Ltd. (Australia), Mitsui LNG Nederland B.V. (Netherlands) ; and,

•	6 associated companies, including Japan Australia LNG (MIMI) PTY. Ltd. (Australia), United Petroleum Development Co., Ltd. (Japan) and BHP Mitsui Coal Pty., Ltd.

Energy Business Unit I is engaged in:

•	Exploration and production of oil and gas, coal, uranium and other energy resources;

•	Trading of oil, petroleum products, coal, uranium and other energy resources;

•	Petroleum refining and marketing of gasoline, liquefied petroleum gas (“LPG”) and other petroleum products in the Japanese domestic market; and

•	Development of carbon credit business and other environmental related business.

Energy Business Unit II is engaged in:

•	Development of liquefied natural gas (“LNG”) projects;

•	Trading of LNG; and

•	Development of biomass ethanol and other next generation energy sources.

The Energy Segment is engaged in various LNG, natural gas and oil development projects which require long lead-times for their development and implementation. We are involved in the following five LNG projects currently in operation:

•	Abu Dhabi Gas Liquefaction Limited, in which we hold a 15% interest in natural gas liquefaction and LNG exporting activities, and which has some 5 million tons per annum LNG production capacity;

•

Northwest Shelf JV (“NWS JV”) in Australia, in which we hold an 8.33% interest in natural gas production and liquefaction and LNG exporting activities, and which has some 11.7 million tons per annum production capacity;

•

Qatar Liquefied Gas Company Ltd., in which we hold a 7.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 9.6 million tons per annum production capacity. We also hold a 1.5% interest in Qatar Liquefied Gas Company Ltd. 3, which is expected to start production in mid 2009 with some 7.8 million tons per annum production capacity;

•	Oman LNG L.L.C., in which we hold a 2.77% interest in natural gas liquefaction and LNG exporting activities, and which has some 6.6 million tons per annum production capacity; and

•

Equatorial Guinea LNG Company, S.A., in which we hold an 8.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 3.4 million tons per annum production capacity and started commercial production in May 2007.

Under long term contracts, the NWS JV supplies most of its LNG output to Japanese electricity and gas utility companies. Korea has been also a long lasting market. In addition, in May 2006, the NWS JV started LNG supply to China, via the LNG terminal in Guangdong. Also with respect to NWS JV, we made a final investment decision for the fifth train in June 2005 following the successful production start-up of the fourth LNG producing train in 2004. The capacity of this fifth train is planned to be 4.2 million tons per annum and is scheduled to begin in the latter half of 2008. As of March 2008, construction of the fifth-train project is progressing as scheduled. An “LNG producing train” is a set of facilities in a liquefaction plant to produce LNG from natural gas.

In the Sakhalin II project, we held a 25% interest in Sakhalin Energy Investment Company Ltd. (Bermuda) as of March 31, 2007. Since 1999, seasonal oil production continued from the Molikpaq facility on the Astokhskoye field, offshore Sakhalin Island. Sakhalin Energy Investment Co., Ltd. announced on May 15, 2003, that it would begin the Phase II development of the Sakhalin II Project. This announcement marked the beginning of the full-scale development of the Piltun-Astokhskoye oil field aimed at year-round crude oil production, and the Lunskoye gas field, including construction of a two-train LNG plant in the south of Sakhalin Island for export to the Asia Pacific LNG markets based on long-term contracts. At its peak, the facility is expected to produce 60 million barrels per annum of crude oil and 9.6 million tons per annum of LNG.

The total required funds for the Phase II development of the Sakhalin II Project was revised to be US$20 billion, double the original budget of US$10 billion, due to increased expenses related to changes in facility design and construction delays, as well as the rising procurement costs of labor and materials.

In April 2007, the Sakhalin II Amended Development Budget for the phase II of the project was approved by the Supervisory Board, a special committee which consists of the representatives of Russian Federation, Sakhalin Oblast, Sakhalin Energy Investment Company. And the Ministry of Natural Resources of the Russian Federation had approved the revised Environmental Action Plan (“EAP”) prepared by Sakhalin Energy Investment Company Ltd.

In addition, in April 2007, Mitsui, Royal Dutch Shell plc (“Shell”) and Mitsubishi Corporation (“Mitsubishi”) signed a Sale and Purchase Agreement with OAO Gazprom (“Gazprom”) to transfer the shares in Sakhalin Energy Investment Company Ltd. This transaction implements a protocol signed on December 21, 2006 in Moscow. Under its terms, the shareholders of Sakhalin Energy Investment Company Ltd. consist of Gazprom (50% plus 1 share), Shell (27.5% minus 1 share), Mitsui (12.5%) and Mitsubishi (10%). The whole purchase price was US$7.45 billion, and Mitsui’s proportionate share was US$1.8625 billion. Under the new combination, the four shareholders agreed to make every effort for completion of Sakhalin II project aiming at timely start-up of LNG delivery to customers in Japan, Korea, and North American West Coast who have already committed to purchase. In addition the four shareholders entered into an agreement that covers future Sakhalin oil and gas exploration and production opportunities and the building of Sakhalin II into a regional oil and LNG hub.

Sakhalin Energy Investment Company has been making every effort to achieve the earliest possible start of LNG shipments following completion of construction in 2008 and start-up of the LNG liquefaction plant. Sakhalin Energy Investment Company Ltd. has concluded LNG sales contracts to customers in Asia Pacific LNG markets, including those contracts with buyer’s option, up to virtually its LNG production capacity. The latest execution of an LNG sales contract was made in February 2007, with Osaka Gas Co., Ltd.

This segment holds interests in other LNG projects which are under construction. Through our subsidiary, Overseas Petroleum Corporation (Japan), we own a 2.3% interest in the Tangguh LNG project in Indonesia, which is expected to start production in 2009 with production capacity being 7.6 million tons per annum.

With respect to our LNG related operations, we have entered into various long term sales contracts, based on “take or pay” conditions, with customers such as Japanese utility companies. We believe the worldwide LNG business has been undergoing gradual structural changes since the late 1990s as follows:

•

Exploration and development of natural gas and production of LNG require significant capital and financial commitments. Moreover, this involves a broad range of logistical and technological expertise, including linking suppliers to distributors and consumers while developing plants in order to efficiently extract and liquefy the natural gas for transportation and then re-gasifying the LNG. Up until the mid-1990s, purchase commitments by buyers with full “take or pay” obligations for a period of 20 years or more had been an essential element for equity holders, distributors and sellers of LNG projects to make the capital and financial commitment to build LNG production facilities. These equity investors had resisted making a capital and financial commitment without being able to fully secure stable long-term purchase commitments. In recent years, however, equity holders of several LNG projects have been making investments without fully securing long-term purchase commitments from buyers.

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

•	In response to the needs of LNG buyers, the LNG spot market has been expanding, whereby the percentage of spot trades in worldwide LNG contracts rose to 20% in 2007 from 1.3% in 1992.

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

The recent structural changes in the LNG industry, including those mentioned above, continue to have a mixed effect on our business operations. For example, due to the reduction in capital costs from technological innovations, the emergence of the spot LNG market and other factors, not only has the LNG industry become more competitive among existing energy-related companies, but it has also seen an increase in new entrants. However, if we focus on the period up to 2010, we believe that overall tight supply-demand balance will continue, because there will be a limited number of start-ups in commercial operations from expansion of existing LNG producing facilities and/or newly developed facilities during the period.

Identifying, exploring and developing oil and gas reserve prospects are key factors to success for the Energy Segment. The principal strategic regions for this business are Oceania, Southeast Asia, the Middle East and North America.

Oceania

The development and production projects of offshore oil fields of the Enfield and the Vincent in which Mitsui E&P Australia Pty Limited (Australia) has participating interests are the core projects of this segment in terms of large scale capital expenditures next to the Sakhalin II project.

In March 2004, Mitsui E&P Australia Pty Limited (Australia) acquired a 40% interest in each of WA-28-L and exploration block WA-271-P located in the North West Shelf area in Australia, which together contained three undeveloped oil fields, Enfield, Vincent, and Laverda. The commercial production from the Enfield Oil Field started in July 2006. In October 2006, one of the major production wells was shut-in due to unexpected sand production and early water breakthrough. With Woodside Petroleum Ltd., an operator of the project, Mitsui E&P Australia Pty Limited conducted drilling of additional wells and work-over of the existing well, which returned to production in September 2007. Following the completion of the work-over, the average production rate during 2007 was approximately 47,000 barrels per day. Due to sand production at two other major oil wells observed since December 2007, the average production rate during the first quarter of 2008 was below 29,000 barrels per day. The joint venture was conducting work-over of those wells as of June 2008. At the same time, the Vincent oil field, adjacent to the Enfield oil field, is under development and is expected to start production in 2008, following the final investment decision in March 2006 with total development cost of approximately US$720 million.

Mitsui E&P Australia Pty Limited owns a 35% interest in Tui area oil fields offshore North Island of New Zealand. Commercial production of the Tui area oil project started with a designed production capacity of 50,000 barrels per day in July 2007. It also owns an interest in the Casino gas & condensate field offshore South Australia which started commercial production in February 2006.

In June 2007, Wandoo Petroleum Pty. Ltd. sold its entire Australian upstream oil and gas producing interests, including Cliff Head oil field offshore Western Australia and BassGas project (Yolla gas & Condensate field, offshore Victoria).

Southeast Asia

Mitsui Oil Exploration Co., Ltd. (Japan) has been actively engaged in oil and natural gas exploration, development and production projects in Thailand and neighboring Southeast Asian countries as well as in the Middle East. In June 2005, Mitsui Oil Exploration Co., Ltd. acquired assets in offshore Thailand, a 46.34% interest in the B8/32 Concession and the adjacent Block 9A Concession, jointly with a partner in Thailand. The purchase price was US$820 million, and it has approximately 40% share. In October 2007, Mitsui Oil Exploration Co., Ltd. and its co-concessionaires agreed with the Thai Ministry of Energy to extend the production period of four offshore blocks (Block No. 10—13) in the Gulf of Thailand to 2022.

Together with Mitsui Oil Exploration Co., Ltd. (Japan), the Energy Segment continues putting a high priority on expanding our oil and gas equity reserves. In March 2006, Mitsui agreed with Mitsui Engineering & Shipping Co., Ltd. to purchase 6% of the total issued shares of Mitsui Oil Exploration Co., Ltd. of which Mitsui held a 44.35% share prior to concluding the agreement. As a result of the transactions, Mitsui Oil Exploration Co., Ltd. became a subsidiary of Mitsui with a 50.34% voting share. As of March 31, 2008, Mitsui’s ownership interest was 51.03%, reflecting an additional share purchase transaction.

Middle East

In Oman, Mitsui E&P Middle East B.V. (Netherlands) has 35% participating interests in the Block 27 oil fields which started commercial production in June 2006 and the Block 9 oil fields in production.

North America

In April 2006, MitEnergy Upstream LLC (United States) was established by Mitsui, Mitsui & Co. (U.S.A.) Inc. and Mitsui Oil Exploration Co., Ltd., to acquire 50% share of an undivided interest in oil and gas leasehold assets of Pogo Producing Company located offshore in the Gulf of Mexico. The purchase price amounted to ¥53.8 billion. More than half of total 85 blocks are currently producing oil and gas, with an approximate daily production capacity of up to 12,000 barrels of oil equivalent, thus we expect a relatively short payback period.

In addition, seeking to replenish and enhance our oil and gas reserves, we are engaged in exploration activities in the above-mentioned regions as well as Mozambique and Namibia.

Reflecting the reduction of Mitsui’s interest in the Sakhalin II project as well as production of 55 million barrels of oil equivalent (“BOE”) during the year ended March 31, 2008, despite the above-mentioned developing activities, our oil and gas reserves significantly decreased from 724 million BOE at the end of March 2007 to 427 million BOE at the end of March 2008. See “Item 4.D. Property, Plants and Equipment—Oil and Gas Producing Activities” and “Supplemental Information on Oil and Gas Producing Activities” to the consolidated financial statements included elsewhere in this annual report on Form 20-F.

We participate in oil and gas related joint venture activities, typically as a “non-operator” equity holder, relying on our project partner as an operator which is responsible for managing operation including the exploration, development and production of oil and gas resources. In these projects, we, as a non-operator, collaborate with partners with sufficient technical knowledge and expertise, to reduce operational risks, and have controls over focused criteria including the timing and scheduling of the development, capital expenditures, production of the reserves, and the safety and environmental standards used in connection with these joint ventures. Also see the discussion on our exploration, development and production of mineral resources and oil and gas in “Item 3.D. Risk Factors.”

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

The following tables provide information on our investments in coal resource projects undertaken by the Energy Segment. For more information on our mining activities including production and reserves, See “Item 4.D. Property, Plants and Equipment—Mining Activities.”

COAL

Joint Venture or Investee(1)	Mitsui’s Subsidiary or Associated Company(2)	Name of Mines(3)	Location	Mitsui’s Percentage of Ownership	Other Major Participants and Their Percentages of Ownership
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Poitrel South Walker Creek	Queensland, Australia	20.00%	BHP Billiton	80.00%

Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Bengalla	New South Wales, Australia	10.00%	Rio Tinto Wesfarmers Taiwan Power	40.00 40.00 10.00	% % %

Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Kestrel	Queensland, Australia	20.00%	Rio Tinto	80.00%

Dawson Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Dawson	Queensland, Australia	49.00%	Anglo American	51.00%

German Creek Joint Venture	Mitsui Coal Holdings Pty. Ltd.	German Creek	Queensland, Australia	30.00%	Anglo American	70.00%

(1)	The term “Investee” refers only to BHP Mitsui Coal Pty. Ltd.
(2)	“Mitsui’s Subsidiary or Associated Company” indicates names of the companies through which we own our interests in the joint ventures or the investee. BHP Mitsui Coal Pty. Ltd. is a Mitsui associated company in which we directly own a 20% stake.
(3)	“Name of Mines” indicates the names of principal producing mines.
(4)	In addition to the above-mentioned coal mining projects, through Mitsui Coal Holdings Pty. Ltd., we have small interests in two projects in Australia operated by Anglo American, namely, Moranbah North Joint Venture in Queensland and Drayton Joint Venture in New South Wales. Our ownership percentage and annual production capacity of Moranbah North Joint Venture and Drayton Joint Venture are 4.75%, 4 million tons and 3.83%, 5 million tons, respectively.

Regarding further information and discussion on development of our coal mining projects, see “Item 4.A. History and Development of the Company—Capital Expenditure”, “Item 5.A. Operating Results—Operating Results by Operating Segment—Energy Segment” and “Item 5.B. Liquidity and Capital Resources—Investment Plans and Financial policies of the Medium Term Management Outlook.”

Revenues from oil and gas producing activities and coal mining activities account for a critical portion of this segment. The table below sets forth the break down of revenues of the Energy Segment.

	Revenues
	Billions of Yen
	Revenues from Sales of Products			Revenues from Sales of Services and Other Sales	Total Revenues
Years Ended March 31,	Revenues from Oil and Gas Producing Activities	Revenues from Coal Mining Activities	Revenues from Sales of Other Products(*)	Commissions and Trading Margins on Intermediary Services and Other
2008	¥248.7	¥34.3	¥986.2	¥14.6	¥1,283.8
2007	99.1	27.9	941.6	1.9	1,070.5
2006	35.4	26.6	767.5	12.9	842.4

(*)	Revenues from sales of other products mainly consist of sales of crude oil and petroleum products.

The Energy Segment is engaged in oil trading operations conducted by Mitsui and Mitsui Oil (Asia) Hong Kong Ltd. (Hong Kong, China). This segment has a 20% minority share in Westport Petroleum, Inc. (United States).

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

Within Japan, we are also engaged in refining and sales of oil and gas related products through Mitsui Oil Co., Ltd. (Japan), our oil sales subsidiary, and Kyokuto Petroleum Industries, Ltd. (Japan). Kyokuto Petroleum Industries, Ltd. is a refinery jointly owned (50:50) by the ExxonMobil Corp. Group and Mitsui Oil Co., Ltd..

In the domestic refining and marketing business for oil and gas related products, we have faced severe competition from domestic oil refining and distributing companies due to the structural surplus situation for refining capacity in Japan. Kyokuto Petroleum Industries, Ltd. and Mitsui Oil Co., Ltd. are in relatively sound financial situations owing to the extensive restructuring of inefficient assets and work force, and are pursuing efficient and competitive operations. In the LPG gas business, Mitsui Liquefied Gas Co., Ltd. (Japan) merged with Marubeni Liquefied Gas, Inc. in April 2008 to form Mitsui Marubeni Liquefied Gas Co., Ltd. Mitsui’s ownership interest in the new company is 60%. It concentrates on improvement in operational efficiency and selling capacity by consolidating whole procedures of domestic LPG distribution from importing to retail.

We are also exploring various new business opportunities in the emerging new energy area. Mitsui expects bio-ethanol to be a significant renewable fuel in the future, and world demand to rise. In April 2006, Mitsui reached an agreement with Petróleo Brasileiro SA (“Petrobras”) to jointly carry out a feasibility study for production of bio-ethanol and related products in Brazil and for the marketing of such products in the international market. In July 2008, Mitsui, Petrobras and another Brazilian company reached agreement to jointly set up and invest in a project company to develop a bio-ethanol production project.

As one of new business areas, this segment has been developing carbon credits business based on the framework of the Kyoto Protocol and implementing Clean Development Mechanism (“CDM”) projects. CDM is an arrangement under the Kyoto Protocol allowing industrialized countries with a greenhouse gas reduction commitment to invest in emission reducing projects in developing countries as an alternative to what are considered more costly emission reductions in their own countries.

Foods & Retail Segment

The Foods & Retail Segment consists of one business unit, the Foods & Retail Business Unit, which has 27 subsidiaries including Wilsey Foods Inc. (United States), MITSUI FOODS CO., LTD. (Japan), MCM Foods B.V. (Netherland), Mitsui Norin Co., Ltd. (Japan), DAI-ICHI BROILER CO., LTD. (Japan), and VENDOR SERVICE CO., LTD. (Japan); and 14 associated companies including Mikuni Coca-Cola Bottling Co., Ltd. (Japan), Mitsui Sugar Co., Ltd. (Japan), Kadoya Sesame Mills Inc. (Japan) and MULTIGRAIN AG (Brazil).

Gross profit for this segment for the year ended March 31, 2008 was ¥81.2 billion or 8.2% of our consolidated total. This segment recorded a net loss of ¥10.5 billion or 2.6% of our consolidated total.

The Foods & Retail Business Unit engages in:

•	Import and domestic/offshore trade of wheat, barley, soybeans, corn, rapeseed, fats and oils, raw sugar, rice and investments in these food raw material production and distribution businesses abroad;

•

Import and domestic/offshore trade of processed foods such as canned products, frozen foods and condiments, liquor, beverages such as coffee, tea and juice, dairy products, foodstuffs such as marine products, animal products and vegetables and investment in overseas dairy farming businesses;

•	Import and domestic trade of packaging, wrapping materials, and miscellaneous daily goods;

•	Manufacture of beverages, beverage ingredients, broiler chicken raising;

•	Domestic distribution and sales through the nationwide wholesaler subsidiary MITSUI FOODS CO., LTD. (Japan); and

•	Support services, such as supply chain management including logistics management, and product planning and development for retailers.

The Foods & Retail Business Unit is involved in a wide range of fields in a value chain of foods, from the global procurement of food material and production of food products to the traffic and wholesale of foods, packaging materials, and sundry goods.

To secure a stable supply source, we purchase grain, oilseeds, and raw sugar from the United States, Canada, Brazil Australia, Thailand and China and sell them in Japan and other Asian countries. We sell coffee to Japan and United States from our production bases primarily in Brazil. We purchase raw materials for beverages, such as tea leaves and juice, marine products, animal products, and dairy products from major supply sources around the world and deliver them primarily to Japan. We are also engaged in domestic broiler chicken raising, processing, and sales through a subsidiary DAI-ICHI BROILER CO., LTD. (Japan, currently named PRIFOODS CO., LTD, as a result of a business consolidation in April 2008).

We have positioned the United States as our main base of operations and the core of our global food supply strategy. In collaboration with Mitsui & Co. (U.S.A.), Inc., this business unit has developed and maintained the following businesses:

•

In the cereals and grains area, we have formed a joint venture, United Harvest, LLC, with CHS Inc., an agricultural cooperative-based company in the United States. Our exports of wheat from the United States are among the largest, amounting to approximately 4 million tons per annum.

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

Competition varies depending on raw materials and products in the upstream areas of grain, feed, sugar and food materials, but is primarily based on price and quality of products. Many Japanese general trading companies, international producers, and traders are competitors to varying degrees with respect to most of the food products we handle.

In 2007 and 2008, this business unit made several investments in food production abroad, such as a diversified farming company in Brazil, rapeseed oil producing facilities in North America, a dairy food producing company in New Zealand and a shrimp farm company in China. This business unit aims to secure safe and stable supply sources of food, considering rapidly increasing food demand from emerging countries and conflict in supply capacity for bio-fuel purpose production. The individual investment amount is relatively small, but this business unit intends to expand market channels to Japan and Asia, starting from the above-mentioned joint operations with the most reliable partners in major food material producing countries.

In overseas wholesale operations, MCM Foods B.V (Netherland) engages in the import and sales of canned food products and groceries in England and other European market.

MITSUI FOODS CO., LTD. (Japan) plays a vital role in this unit’s wholesale operations. Its wide-range business activities and customers include general merchandise stores, supermarkets, convenience stores, and catering and restaurant chains throughout Japan, focusing on processed food and liquor transactions. In the foodstuffs distribution field, the needs for reduced distribution costs, secure temperature-controlled supply, and faster delivery are becoming more sophisticated and diverse. In April 2006, MITSUI FOODS CO., LTD. and Mitsui agreed with KOKUBU & CO., LTD. (“KOKUBU”), a major Japanese food wholesaler, to form a business alliance, which includes support by KOKUBU for improvement of management and operations of MITSUI FOODS CO., LTD. and cooperation in product categories to be reinforced by both companies. In October 2007, this business unit transferred 70% of the shares of Hokushuren Co., Ltd. (Japan), formerly a foods and liquor wholesale subsidiary, to KOKUBU, following transfer of MITSUI FOODS CO., LTD.’s business in the Hokkaido area (excluding Seven & i Holdings Co., Ltd.-related businesses) to Hokushuren Co., Ltd.

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

As of end of February 2008, Mitsui owned 1.70% of Seven & i Holdings Co., Ltd.’s outstanding shares. Mitsui purchased the shares for a total cost of ¥50 billion in 2005, seeking to strengthen business ties with them.

Our competitors in the wholesale and retail businesses are mainly general trading companies in Japan. In the traffic area, our competitors are also traffic companies that operate third-party logistics providing customized and integrated warehousing and transportation services. In domestic wholesaling, there has been fierce competition among suppliers, and from time to time they conduct mergers and acquisitions to increase revenues and reduce logistics costs.

Consumer Service & IT Segment

This segment is comprised of the First Consumer Service Business Unit; the Second Consumer Service Business Unit; and the IT Business Unit. Effective April 2007, the First and the Second Consumer Service Business Units were established by reorganizing the former Lifestyle Business Unit and the former Consumer Service Business Unit.

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥116.7 billion or 11.8% and ¥12.0 billion or 2.9% of our consolidated total, respectively.

This segment owns 37 subsidiaries including:

•	Mitsui Bussan Inter-Fashion Ltd. (Japan) and Kids Station Inc. (Japan) in the First Consumer Service Business Unit;

•	BUSSAN REAL ESTATE CO., LTD. (Japan) and MBK Real Estate Europe Limited (United Kingdom) in the Second Consumer Service Business Unit; and

•	Telepark Corp. (Japan), Mitsui Knowledge Industry Co., Ltd. (Japan), J-SCube INC. (Japan) and Mitsui Electronics Inc. (Japan) in the IT Business Unit.

And it has 37 associated companies including:

•	ALCANTARA S.p.A. (Italy), QVC Japan Inc. (Japan), AIM Services Co., Ltd. (Japan) and Sogo Medical Co., Ltd. (Japan) in the First Consumer Service Business Unit and

•	Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) in the Second Consumer Service Business Unit; and

•	Nihon Unisys, Ltd. (Japan), Moshi Moshi Hotline, Inc. (Japan), Brightstar Logistics Pty. Ltd. (Australia) in the IT Business Unit.

First Consumer Service Business Unit

Together with 14 subsidiaries and 20 associated companies, the First Consumer Service Business Unit is engaged in domestic, import, export and offshore services, trading and manufacturing of the following:

•	media-related service business including broadcasting, content service, television shopping channels, software service, amusement business and Internet-based marketing service;

•	outsourcing services including catering, uniform rental, building maintenance, temporary personnel service and child care service;

•	medical service and health care related businesses such as nursing care-related services, clinic facilities and medical-related information service;

•

apparel products, including development and manufacturing of those products; and brand merchandize-related businesses including equity participation in joint ventures with brand owners and brand licensing; and

•	consumer goods including beauty and health products; and interior and living items.

In the media-related service business, as a consumer service and content provider, we provide television shopping services operated by an associated company, QVC Japan, Inc. (Japan), which was established jointly with QVC Inc. of the United States; and an entertainment and educational channel for children and parents operated by Kids Station Inc. (Japan), our subsidiary, both of which are delivered over cable or digital satellite broadcast networks. Our BS digital high definition free television channel subsidiary, World Hi-Vision Channel, Inc. started broadcasting in Japan in December 2007. This business unit engages in development of business opportunities by accessing from broadcasting business to Internet and mobile-related businesses.

In the outsourcing businesses, AIM Services Co., Ltd. (Japan), an associated company jointly established with ARAMARK Corporation in the United States, has provided a variety of services in Japan since 1976. Its major businesses are contract food service and related support services for companies, schools, hospitals and social welfare facilities. In December 2005 it acquired MEFOS Ltd, a provider of hospital food service, at 100% share ownership. Domestic food service market has stagnated and mergers and acquisitions by leading companies are ongoing. It is also engaged in refreshment services for offices, design, cleaning and facilities management, uniform rental and contract staffing to dining facilities.

We position medical and healthcare business as a business domain subject to company wide intensification, and integrated the whole medical and pharmaceutical businesses within this business unit. Mitsui acquired 5% of the outstanding shares in Recruit Co., Ltd. for ¥27 billion in February 2007. Recruit Co., Ltd. mainly conducts business in the two areas of comprehensive staffing services and information services. Mitsui and Recruit Co., Ltd. entered into a business collaboration agreement, under which both have developed new business opportunities such as senior-care, newly developed medical businesses and medical related information services. This business unit handles pharmaceutical businesses which formerly the First Chemicals Business Units handled.

In the apparel products and textile field, we provide services to accommodate developments in the fashion and apparel markets in:

•	original equipment manufacturing (“OEM”) business for apparel manufacturers; and

•	brand name products as well as brand licensing businesses.

In the field of apparel and OEM, we play roles at various stages in the value chain, including design, planning and procurement of materials as well as sewing and processing. To minimize costs and enhance quality, we work with apparel makers and their affiliated companies to select the optimal materials and processing sites from a variety of measures available in Japan, Europe, the Americas, Asia and other areas. Among others, we consider China as an important manufacturing base and also a significant consumer market as well.

With respect to brand businesses in Japan, we are engaged in both license and import business transactions involving internationally well-known branded merchandise from Europe and the United States such as Burberry, Paul Stuart and Max Mara. With overseas brand owners, we enter into license agreements to retain our exclusive marketing rights or to sublicense certain rights including marketing and manufacturing rights to apparel makers. We, if necessary, establish joint ventures with the brand owners, which control license arrangements or distribute imported products in order to establish nationwide sales network.

In the business area of consumer goods, responding to the changes in lifestyles, we seek new materials and new suppliers, arrange effective distribution methods and develop attractive brands. We import high-quality consumer goods such as Maglite hand flashlights.

Second Consumer Service Business Unit

Major business areas of this business unit, including 11 subsidiaries and 10 associated companies, consist of the following:

•	real estate development including construction, sale and leasing of houses, condominiums, commercial facilities, senior housing and office buildings and related construction material businesses;

•	industrial materials such as pulp, paper and specialty fiber products.

Real estate development businesses include the following activities:

•

Mitsui engages in development of condominium and commercial property in the Tokyo metropolitan area. Mitsui Bussan House-Techno, Inc. (Japan) had engaged in the high-end home units business; however, due to the shrinking market in Japan, it decided to withdraw from the business in August 2006.

•	Mitsui, BUSSAN REAL ESTATE CO., LTD. (Japan) and MBK Real Estate Europe Limited (United Kingdom) engage in real estate sales, leasing, management and development in Japan and Europe.

•	An associated company, Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan), supplies construction materials in the domestic market.

In the business of industrial materials, we trade woodchips and pulp; furthermore, we develop several afforestation projects in Australia, some of which are jointly developed with several Japanese and local partners including a paper manufacturing company. As for paper products, we have established and operated joint ventures in China with Japanese manufacturers, as well as handling those products for domestic and export markets in Japan.

IT Business Unit

The Information, Electronics and Telecommunication Business Unit is involved in information technology services and solutions. These are delivered through the unit’s 12 subsidiaries and 7 associated companies established in the following five major fields:

•	network and systems integration (“NI/ SI”) businesses;

•	mobile communication businesses including sales agency of mobile handset and telecommunications lines; distribution of mobile handsets; and development and sales of mobile content;

•	business process outsourcing services including enterprise information management and call-center services;

•	semiconductors related businesses including sales agency for semiconductor chips, semiconductor manufacturing equipments and semiconductor inspection equipments; and

•	display related businesses including export and trading of flat-panel displays and parts.

In the field of NI/SI businesses, a subsidiary, Mitsui Knowledge Industry Co., Ltd. (Japan), and an associated company, Nihon Unisys, Ltd. (Japan), both listed on the Tokyo Stock Exchange, provide integrated solutions to a wide range of customers.

•

Mitsui Knowledge Industry Co., Ltd. provides services, such as consultation, designing, building and operation of network systems to a wide range of customers including telecommunications carriers, government offices, local municipalities and healthcare and education related public bodies. It is also engaged in planning and development of network systems which are equipped with voice recognition technology and typically used by call centers and in high-security systems such as automatic billing systems used by pay-TV broadcasters. Mitsui Knowledge Industry Co., Ltd. was formed by a merger in April 2007 between NextCom K.K. and Mitsui Knowledge Industry Co., Ltd.

•

Nihon Unisys, Ltd. is engaged in the designing and building of computer systems, business process outsourcing services, support services and other peripheral services as well as sales of computer systems. These services are provided to business enterprises in the financial, manufacturing and distribution and public sectors. Mitsui owns a 31.9% voting interest in Nihon Unisys, Ltd. as of March 2008. Unisys Corporation in the United States, which formerly held the same equity stake as Mitsui, sold its entire shareholding in Nihon Unisys, Ltd. in March 2006, and Mitsui has since been its single largest shareholder.

The market for business process outsourcing services has been expanding in Japan. We have developed those businesses through a subsidiary, J-SCube Inc. (Japan), and an associated company, Moshi Moshi Hotline, Inc. (Japan). J-SCube Inc., which has been engaged in distribution of information processing devices such as optical character readers (“OCR”) and information input devices, has recently focused on enterprise information management such as customer information input, management and operation. Moshi Moshi Hotline, Inc. (Japan) is one of the Japan’s major providers of call centers and related outsourcing services. In 1987, it was established by Mitsui and eleven minor shareholders. Moshi Moshi Hotline, Inc. later went public on the over-the-counter market and is now listed on the Tokyo Stock Exchange, with our current voting interest at 34.4%.

We are engaged in various mobile communication businesses through alliances with domestic cell phone service providers and manufacturers. Telepark Corp. (Japan), one of the major agencies for cell phone subscription as well as a retailer and distributor of cell phone handsets in Japan, is a core subsidiary in this field. It sold 3.9 million cell phones for the year ended March 31, 2008. It has also acted as agent for subscription of fixed telecommunications lines, including broadband connections. Telepark Corp. was established in 2001 by a merger of three Mitsui subsidiaries that had engaged in sales agency of telecommunications lines and related businesses since the 1990s. Today, Telepark Corp. is listed on the Tokyo Stock Exchange. In May 2008, Telepark Corp. signed a merger agreement (scheduled) to be effective on October 1, 2008, with MS Communications Co., Ltd., a domestic large scale agency and distributor engaged in the same business line. The merger is to establish its leading position in domestic mobile handset sales and distribution market, by reinforcing cost-efficiency. In order to further expand our sales and distribution network, we formed two joint ventures covering the Asia Pacific market with Brightstar Inc., a U.S.-based worldwide distributor of mobile handsets.

In the field of electronics products, Mitsui Electronics Inc. (Japan) acts as a sales agent for semiconductor related devices, manufacturing equipment and inspection equipment. In recent years, Mitsui Electronics Inc. has focused on providing semiconductor related products and services to Japanese customers who are shifting their production bases to China. This business unit also engages in export and offshore trading of flat-panel displays and related parts and has expanded into sales and distribution of consumer electronics durables such as LCD televisions. In July 2007, it established a subsidiary in Brazil for the sales and distribution of Japanese manufacturer Sharp Corporation’s electronic consumer and office products.

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

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥55.1 billion or 5.6% and ¥7.5 billion or 1.8% of our consolidated totals, respectively.

This segment is composed of the Financial Markets Business Unit and the Transportation Logistics Business Unit, and has 33 subsidiaries including:

•

in the Financial Markets Business Unit, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), Mitsui & Co. Precious Metals, Inc. (United States) and Mitsui Bussan Precious Metals HK Ltd. (Hong Kong, China); and

•

in the Transportation Logistics Business Unit, Mitsui Bussan Logistics Holdings Ltd. (Japan), Mitsuibussan Insurance and Consulting Co., Ltd. (Japan), TRI-NET (JAPAN) INC. (Japan) and Tri-Net Logistics (Asia) Pte Ltd. (Singapore).

This segment has 5 associated companies including Mitsui Leasing & Development, Ltd. (Japan) in the Financial Markets Business Unit and Mitsui Direct General Insurance Company, Limited (Japan) in the Transportation Logistics Business Unit.

Financial Markets Business Unit

This business unit has 22 subsidiaries and 1 associated company and is engaged in the following business activities:

•	trading in precious metals, non-ferrous metals listed on the London Metal Exchange (“LME”) and derivative commodity instruments for energy, agricultural foods and other commodities;

•	financial equity investments including principal investment and venture capital operation;

•	asset management business including real estate investment trust (“REIT”) related businesses;

•	development, origination and sales of financial products, investment in and portfolio management of financial products; and

•	leasing businesses

Mitsui and its subsidiaries such as Mitsui & Co. Precious Metals, Inc. (United States) and Mitsui Bussan Precious Metals HK Ltd. (Hong Kong, China) are engaged in trading and brokerage in precious metals, non-ferrous metals listed on the LME and derivative commodity instruments for energy, agricultural foods and other commodities. We are also engaged in sales and marketing of various derivative and financial instruments of our own development to investors and market participants. Mitsui & Co., Energy Risk Management Ltd. (United Kingdom), engages in derivative trading operations, mainly of crude oil and natural gas related commodities. Japan Alternative Investment Co., Ltd. (Japan) acts as placement agent for alternative investment products such as funds of hedge funds.

In the financial equity investments field, subsidiaries such as MVC Corporation (Japan) have made investments in ventures mainly in IT and medical care businesses. Since August 2006, this business unit has had a 9.3% stake as a limited partner in a limited partnership which was established for investment in Skylark Co., Ltd., a Japanese restaurant chain.

In REIT related businesses, Mitsui & Co., Logistics Partners Ltd. (Japan) provides asset management service to Japan Logistics Fund Inc, a listed REIT on the Tokyo Stock Exchange that specializes in the management of investments in warehouses and distribution centers.

As of end of March 2008, we have a 40.7% voting interest in Mitsui Leasing & Development, Ltd. (Japan), a leasing company with its strengths in leasing of information-processing equipments and large scale equipment, as well as industrial machinery, aircraft and ocean vessels. Mitsui Leasing & Development, Ltd. has agreed with Kyodo Leasing Co., Ltd. on a business merger to reinforce operating bases, and a joint holding company was established in April 2008 to combine operations of the two companies.

As of March 31, 2008, this business unit has an 8.8% share of outstanding common stock in Central Finance Co., Ltd., a consumer credit and credit card company in Japan. With other parties, Mitsui is studying expansion of domestic and overseas credit card business operations and development of new businesses.

Transportation Logistics Business Unit

The Transportation Logistics Business Unit provides sophisticated, high value added logistics services to customers, leveraging its longstanding experience in offering such services groupwide. This business unit also seeks the development of new business domains through integrating logistics, financial and information technology.

Together with 11 subsidiaries and 4 associated companies, this business unit is engaged in the following business activities:

•	international and domestic transportation services including transportation of plants and other special cargos, tramper shipping, and airfreight;

•	solutions services for logistics, including SCM;

•	warehousing and port services; operation, construction and management of warehouses and harbor facilities;

•	insurance agency and insurance consultation; and

•	establishment and operation of REITs which invest in logistics facilities.

In the international and domestic transport services field, we have established Tri-Net (Japan) Inc. and other core subsidiaries, which are located in Japan, the Americas, Europe, South East Asia, and China. Each of those subsidiaries collaborates with the Head Office and overseas trading subsidiaries worldwide and provides international transportation services mainly using marine containers. They also provide international combined transportation services by integrating land, sea and air transportation. In the tramper business, they provide transportation services for bulky cargoes such as coal, grain and fertilizers, as well as power and chemical plant projects.

We have been making investments to expand our logistics businesses in the BRICs (Brazil, Russia, India and China), the Middle East and other emerging markets. For example, in Russia, we have organized large scale distribution operations outside Moscow that provide services to local bases of Japanese electronics, construction machinery and automotive companies. In India, we plan joint development projects with Indian partners in a free trade warehouse zone near Delhi.

Trinet Logistics Co., Ltd. (Japan) operates in the field of warehousing, distribution, and port service-related business within Japan, focusing on bulk cargo transportation. Trinet Logistics Co., Ltd. was established in April 2007 by reorganizing 3 former warehousing and distribution subsidiaries. Trinet Logistics Co., Ltd. is a subsidiary of the holding company Mitsui Bussan Logistics Holdings Ltd. (Japan).

This business unit has a subsidiary, Mitsuibussan Insurance and Consulting Co., Ltd. (Japan), as an insurance agency. In addition, the business unit has acquired insurance companies for captive insurance and operates subsidiaries which are engaged in this business field, including Insurance Company of Trinet (USA), Inc. This business unit also maintains certain direct insurance businesses, by taking advantage of the experience and know-how in risk management of this business unit. In addition, this business unit has a 25% share interest in an associated company, Mitsui Direct General Insurance Co., Ltd., a direct marketing non-life insurer, which particularly focuses on contracting through Internet.

In collaboration with the Financial Markets Business Unit, this business unit has developed logistics-related real estate property REITs. This unit intends to increase the assets for such REIT programs, seeking opportunities for the development of facilities, brokerage in properties and tenants.

Americas Segment

The Americas Segment is engaged in sales, intermediary service and manufacturing of various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc., or Mitsui U.S.A., manages the business of the segment as the center of the regional strategy.

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥54.0 billion or 5.5% and ¥4.3 billion or 1.0% of our consolidated totals, respectively.

This segment consists of 9 trading subsidiaries including Mitsui U.S.A., Mitsui & Co. (Canada) Ltd. and Mitsui Brasileira Importacao e Exportacao S.A., 30 other subsidiaries owned mainly by Mitsui U.S.A. including Steel Technologies, Inc., Champions Pipe & Supply, Inc., Intercontinental Terminals Company LLC, Novus International, Inc., CornerStone Research & Development Inc., Westport Petroleum Inc., United Grain Corp, MBK Real Estate LLC and AFC Holdings Co. and 5 associated companies.

Mitsui U.S.A. is our largest overseas subsidiary, and it carries out many diversified business activities together with subsidiaries and associated companies, in collaboration with the operating segments of the Head Office in Japan. Mitsui U.S.A. has been leading our entry in the U.S. market, and we believe that Mitsui U.S.A. is one of the major exporters of American products.

Business activities of Mitsui U.S.A.’s major operating divisions are as follows:

•

The Iron & Steel Products Division maintains alliances with steel makers, steel processors, and customers in the U.S. and other countries. It specializes in SCM of steel products, managing inventory and process arrangements. Steel Technologies Inc., a steel processor which operates more than 20 steel processing facilities in North America, which Mitsui U.S.A acquired in June 2007, is a core operation of this division. It processes flat-rolled steel and provides a wide range of value added services including cold strip, blanking for automotive steel plate and pickling. Among various customers, the United States automotive makers and their affiliated industry are major customers. Tubular products sales and distribution within Americas and other areas is another core operation, operated by Champion Pipe & Supply, Inc.

•	The Mineral & Metal Resources Division engages in copper ingot; aluminum ingot; aluminum product; other non-ferrous metal materials; iron and steel raw materials; and steel and nonferrous metal scrap.

•

The Infrastructure Projects Division engages in projects of power, water treatment and supply, transportation, energy and social infrastructure in the Americas in collaboration with the Infrastructure Projects Business Unit. This division has subsidiaries such as Hydro Capital Corp. for water treatment projects in Mexico and MIT Wind Power, Inc. for wind power generation in Texas.

•

The Machinery Division engages in the businesses of motor vehicles, ship and marine projects, aircraft and construction and industrial machinery. It focuses on automobiles, construction machinery, outdoor power equipment, newly built vessels to major oil and shipping companies, and aircraft leasing for regional airlines. In September 2007, Mitsui U.S.A. acquired an 87.5% share interest in Affiliated Financial Corporation and BayQuest Capital Corporation. They provide automotive related financing services throughout the United States.

•

The Chemicals Division and the Plastics & Inorganic Chemicals Division are engaged in the domestic and international trade of various chemical products. Novus International, Inc., a feed additive manufacturing subsidiary, produces and sells amino acids. In addition, Intercontinental Terminal Company is engaged in the chemical tank leasing business, and CornerStone Research & Development Inc. focuses on processing and packaging of healthcare foods and supplements.

•

The Energy Division specializes in the global trading of petroleum products, crude oil and petroleum coke. Westport Petroleum, Inc. is engaged in sales, trading and commercial and operational services to the energy industry with respect to pipeline and cargo trading of petroleum products throughout major international energy markets. These transactions by Westport Petroleum, Inc. account for a significant portion of our revenues from sales of products groupwide.

•

The Foods and Retail Division deals in grain, coffee, foods materials and other foods products. This division has a subsidiary, United Grain Corp, which invests in United Harvest, LLC, a joint venture with CHS Inc. for export facility operations for wheat and barley, and also has a 20% minority interest in WILSEY FOODS INC. See also “Foods & Retail Business Unit” for business collaboration with CHS Inc. Additionally, Mitsui Foods Inc. is specialized in the import food distribution business.

•

In the Consumer Service Business Division and other remaining division, MBK Real Estate LLC handles the development and sale of unit houses and senior housing properties in the California market, as well as commercial properties on the West Coast of the United States. SunWize Technologies, Inc., which Mitsui U.S.A. acquired in November 2006, engages in sales and installation of solar power systems and modules.

Europe, the Middle East and Africa Segment

The Europe, the Middle East and Africa Segment is engaged in sales and intermediary service of various commodities and conducts related businesses led by overseas trading subsidiaries in Europe, the Middle East, Africa and CIS countries. Effective April 2007, the Europe, the Middle East and Africa Business Unit was formed by reorganizing the former Europe Business Unit in order to cover the businesses in these regions.

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥26.8 billion or 2.7% and ¥5.0 billion or 1.2% of our consolidated totals, respectively.

As of March 31, 2008, this segment consisted of 15 trading subsidiaries, including Mitsui & Co. Europe Holdings PLC, Mitsui & Co. Europe PLC and Mitsui & Co. Deutschland GmbH, 4 subsidiaries and 5 associated companies.

Mitsui & Co. Europe PLC, our wholly-owned subsidiary with its head office in London, manages the overall business activities in Europe, the Middle East, Africa and CIS countries through 14 overseas trading subsidiaries and other branch offices and liaison offices. Mitsui & Co. Europe PLC collaborates with our subsidiaries and associated companies of other operating segments.

Recently, the major parts of business in this segment have been sales and intermediary service of steel products, chemicals and machinery. For example, this segment provided assistance services for SCM of steel products procured by Norsk Hydro ASA. In the chemical business, this segment has been engaged in sales and intermediary service of various chemical products and materials supported by our global network and relationship with large scale manufacturers including Bayer Aktiengesellschaft.

Over the years, in Central and Eastern Europe, we have established trading subsidiaries and representative offices to expand business opportunities in the region, and have continuously participated in joint ventures, mainly with Japanese manufacturers. In connection with the enlargement of European Union, Japanese automobile, electric and chemical manufacturers are rushing to set up operations in the region. We are collaborating with them by taking advantage of our existing business bases.

In the Middle East we have established trading subsidiaries Mitsui & Co., Middle East Ltd. (United Arab Emirates), Mitsui and Co. (Middle East) B.S.C.(c) (Bahrain), Mitsui and Co., Iran Ltd. (Iran) and Mitsui and Co. Kuwait W.L.L. (Kuwait). Mitsui & Co., Middle East Ltd. owns offices in United Arab Emirates, Qatar and Oman. Mitsui has several representative offices in the Middle East countries including Saudi Arabia. These trading subsidiaries and offices in the Middle East collaborate with the Head Office primarily in the field energy development and production and projects of petrochemical plants and power plants.

Asia Pacific Segment

In order to develop new business opportunities emerging with the development of network economies based around China, the ASEAN countries and India, we introduced an Asian Regional Managing Directorship system. Broad authority and responsibility to manage our businesses throughout non-Japan Asia is delegated to the Regional Managing Director, Asia starting in the year ended March 31, 2006. Effective April 2006, following the introduction of our regional business unit system, the Asia Business Unit was formed and consists of the trading subsidiaries, branches and liaison offices in this region. The Chief Operating Officer of this business unit has been delegated authority of operation within this region. The Asia Pacific Segment is engaged in sales and intermediary service of various commodities and conducts related businesses led by overseas trading subsidiaries in Asia and Oceania countries. Effective April 2007, the Asia Pacific Business Unit was formed by reorganizing the former Asia Business Unit and consolidating subsidiaries in Oceania region.

Gross profit and net income for this segment for the year ended March 31, 2008 were ¥33.1 billion or 3.3% and ¥22.5 billion or 5.5% of our consolidated totals, respectively.

As of March 31, 2008, this segment consisted of 21 trading subsidiaries, including Mitsui & Co. (Asia Pacific) Pte. Ltd., Mitsui & Co. (Hong Kong) Ltd., Mitsui & Co., (China) Ltd., Mitsui & Co., (Thailand) Ltd., Mitsui & Co. (Australia) Ltd., 5 subsidiaries and 7 associated companies.

China

China has been a focus of recent global attention, with 11.9% and 11.6% growth in gross domestic product in 2007 and 2006, respectively, as a result of its accession to the WTO and a growing reputation as an efficient and cost effective manufacturer of goods. We have been increasing our operations in, and shifting corporate resources to, Greater China, which includes mainland China, Hong Kong and Taiwan, in order to expand and strengthen our business operations involving products such as automobiles, consumer products, IT, electronics, energy and metals, while reinforcing our transportation and logistics services.

Our presence in China is comprised of ten local trading subsidiaries, including Mitsui & Co., (China) Ltd., an investing company in Beijing, Mitsui & Co. (Hong Kong) Ltd. and six trading subsidiaries in China’s bonded areas including Mitsui & Co. (Shanghai) Ltd. In addition, we have established representative offices in 12 cities in China.

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

•

Mitsui International Logistics and Trade (Suzhou) Co., Ltd., in which Mitsui & Co., (China) Ltd. has a minority share, has the right to conduct import and export under our own name outside a bonded area.

ASEAN Region

In the ASEAN region, overseas offices including Kuala Lumpur and Manila branches, trading subsidiaries including Mitsui & Co. (Asia Pacific) Pte. Ltd., Mitsui & Co., (Thailand) Ltd., Mitsiam International Ltd. (Thailand) and PT Mitsui Indonesia (Indonesia), and associated companies jointly collaborate with the Head Office and engage in various business activities involving, among other things, chemical and metal products and industrial type projects. With the Head Office, these branches and trading subsidiaries jointly establish various subsidiaries and participate in joint ventures formed with the third parties.

In December 2006, we obtained a special approval from the Vietnamese government to establish trading subsidiaries, and Mitsui & Co. Vietnam Ltd. started operations in April 2007.

Southwest Asia

Our operations in India were traditionally handled by branch offices in New Delhi, Calcutta, Madras and Bombay and were concentrated primarily in exporting commodities, such as iron ore, finished iron and steel products, textiles, and marine products, to Japan and other areas of the world. However, with the increasing deregulation of the Indian economy, in March 2003 we established Mitsui & Co., India Pvt. Ltd. Through Mitsui & Co., India Pvt. Ltd., we expect not only to engage in import and export-related transactions but also to pursue investment opportunities in domestic distribution channels.

Oceania

In Australia, Mitsui & Co. (Australia) Ltd. is active in the development of minerals such as iron ore and coal, energy and agricultural exports in collaboration with corresponding operating segments, mainly in the Head Office. As described in the Mineral & Metal Resources Segment and the Energy Segment above, Australia is a critical geographic area in our corporate strategy. Mitsui & Co. (Australia) Ltd. participates in Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Coal Holdings Pty. Ltd. (Australia) with equity shares of 20% and 30%, respectively.

All Other Segment

The operations of the All Other Segment include financing services, office services and other services to external customers, and/or to us and associated companies.

Gross profit and net loss for this segment for the year ended March 31, 2008 were ¥5.5 billion or 0.5% and minus ¥7.1 billion or minus 1.7% of our consolidated totals, respectively.

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

Principal Markets

We are involved in the worldwide trading of various commodities. See “Item 5. A. Operating Results—Revenues” for further details of our revenues by commodity type for the years ended March 31, 2008, 2007 and 2006.

	In Billions of Yen
	Years Ended March 31,
	2008	2007	2006
Revenues(1)
Distribution by Commodity:
Iron and Steel	¥801.3	¥566.9	¥481.2
Non-Ferrous Metals	79.7	99.9	102.2
Machinery	478.2	428.6	350.7
Electronics & Information	182.3	178.8	160.8
Chemicals	1,318.6	1,146.6	886.7
Energy	2,017.7	1,633.3	1,360.5
Foods	572.6	467.0	424.6
Textiles	41.3	39.8	36.4
General Merchandise	40.5	50.3	61.6
Property and Service Business	206.7	182.4	162.8

Consolidated Total	¥5,738.9	¥4,793.6	¥4,027.5

Notes:
(1)	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2007 and 2006 have been reclassified to conform to the current year presentation.

The following table shows our total trading transactions in each of our major markets for the years ended March 31, 2008, 2007 and 2006.(1)(2)(3)

	In Billions of Yen
	Years Ended March 31,
	2008	2007	2006
Japan	¥9,285.9	¥8,903.1	¥8,521.7
United States	1,323.8	1,159.1	1,245.1
China	1,119.1	885.3	867.1
All Other	5,280.3	4,324.1	4,162.6

Consolidated Total	¥17,009.1	¥15,271.6	¥14,796.5

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

(2)	Total trading transactions are attributed to countries based on the location of customers.
(3)	In accordance with SFAS No. 144, total trading transactions to external customers from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2007 and 2006 have been reclassified to conform to the current year presentation.

C.	Organizational Structure

We are a global general trading company and we conduct our business with our subsidiaries and associated companies. As of March 31, 2008, we had 356 subsidiaries and 202 associated companies that are accounted for by the equity method.

The table below provides information on our significant subsidiaries as of March 31, 2008. We have supplementarily provided voting power where it differs from ownership interest.

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Iron & Steel Products	Mitsui & Co. Steel Ltd.	Japan	Sales of construction materials and semi-assembled steel products	100.0
	Regency Steel Asia Pte Ltd.	Singapore	Wholesale and retail of steel products	85.0
	MITSUI BUSSAN KOZAI HANBAI CO., LTD.	Japan	Wholesale of steel products	88.9
	MITSUI BUSSAN STEEL TRADE CO., LTD.	Japan	Trading and sales of steel products	100.0

Mineral & Metal Resources	Mitsui Iron Ore Development Pty. Ltd.	Australia	Mining and sales of Australian iron ore	100.0
	Mitsui-Itochu Iron Pty. Ltd.	Australia	Mining and sales of Australian iron ore	70.0
	Japan Collahuasi Resources B.V.	Netherlands	Investments in a copper mine in Chile	61.9
	Mitsui Raw Materials Development Pty. Limited	Australia	Investment in Sims Group, a scrap metal recycler	100.0
	Mitsui Bussan Raw Materials Development Corp.	Japan	Wholesale of ferrous and non-ferrous scrap and ferroalloys	100.0
	MITSUI BUSSAN METALS SALES CO., LTD.	Japan	Sales of non-ferrous material products and metals	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Machinery & Infrastructure Projects	MBK Project Holdings Ltd.	Japan	Investments in manufacturers of plant-related materials and equipment	100.0
	Mitsui & Co. Plant Systems, Ltd.	Japan	Sales of various plants, electric power facilities and transportations	100.0
	Mitsui Power Ventures Limited	United Kingdom	Investments in power generation business	100.0
	Mitsui Rail Capital Holdings, Inc.	United States	Freightcar leasing and management in North America	100.0
	Mitsui Rail Capital Participacoes Ltda.	Brazil	Freightcar leasing and management in Brazil	100.0
	Mitsui Rail Capital Europe B.V.	Netherlands	Locomotive leasing and management in Europe	100.0
	MRCE Dispolok GmbH	Germany	Locomotive leasing and management in Europe	100.0
	MITSUI GAS E ENERGIA DO BRASIL LTDA.	Brazil	Investments in gas distribution companies	100.0
	MIT POWER CANADA LP INC.	Canada	Investment in Greenfield Power Generation Project in Ontario	100.0
	Toyota Chile S.A.	Chile	Import and sales of automobiles and auto parts in Chile	100.0
	PT. Bussan Auto Finance	Indonesia	Motorcycle retail finance	90.0
	Mitsui Automotive Europe B.V.	Netherlands	Investments in automotive-related companies and trading of automobiles	100.0
	MMK CO., LTD.	Japan	Sales of machine tools and injection molding machine	100.0
	Ellison Technologies Inc.	United States	Sales of machine tools	71.0
	Clio Marine Inc.	Liberia	Shipping business	100.0
	Lepta Shipping Co., Ltd.	Liberia	Shipping business	100.0
	Mitsui Bussan Aerospace Co., Ltd.	Japan	Import and sales of helicopters and defense and aerospace products	100.0

Chemical	P.T. Kaltim Pasifik Amoniak	Indonesia	Production and sales of anhydrous ammonia	75.0
	Japan-Arabia Methanol Company Ltd.	Japan	Investments in methanol producing business in Saudi Arabia and sales of products	55.0
	MITSUI BUSSAN SOLVENT & COATING CO., LTD.	Japan	Sales and trading of solvents and coating materials	100.0
	Mitsui AgriScience International SA/NV	Belgium	Investments in crop protection businesses in Europe	100.0
	Mitsui Bussan Agro Business Co., Ltd.	Japan	Development and sales of fertilizers and agricultural products	100.0
	Fertilizantes Mitsui S.A. Industria e Comercio	Brazil	Production and sales of fertilizers	100.0
	DAIICHI TANKER CO., LTD.	Japan	Operation of chemical tankers	100.0
	Mitsui Bussan Plastics Co., Ltd.	Japan	Wholesale of plastic raw materials and products	100.0
	Nippon Trading Co., Ltd.	Japan	Sales of plastics and chemicals	100.0
	SALT ASIA HOLDINGS PTY. LTD	Australia	Holdings company of Onslow Salt Pty. Ltd.	94.2
	Mitsui Bussan Frontier Co., Ltd.	Japan	Export and SCM services for electronic parts	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Energy	Mitsui E&P Australia Pty Limited	Australia	Exploration, development and production of oil and natural gas	100.0
	Mittwell Energy Resources Pty., Ltd.	Australia	Sales of crude oil and condensate	100.0
	Mitsui E&P Middle East B.V.	Netherlands	Exploration, development and production of oil and natural gas in Oman	80.6	100.0
	Mitsui Oil Exploration Co., Ltd.	Japan	Exploration, development and sales of crude oil and natural gas	51.5	51.0
	MitEnergy Upstream LLC	United States	Exploration, development and production of oil and natural gas	85.4	100.0
	Mitsui Gas Development Qatar B.V.	Netherlands	Development and production of natural gas and condensate	100.0
	Mitsui LNG Nederland B.V.	Netherlands	Investments in Qatar LNG project	100.0
	Mitsui & Co. (E&P) B.V.	Netherlands	Exploration, production and investments in oil and natural gas	100.0
	Mitsui E&P (USA) LLC	United States	Investment in MitEnergy Upstream LLC	100.0
	Mitsui Sakhalin Holdings B.V.	Netherlands	Investments in Sakhalin Energy Investment Company Ltd.	100.0
	Endeavour Resources Limited	United Kingdom	Investments in Japan Australia LNG (MIMI) Pty. Ltd.	100.0
	Mitsui Coal Holdings Pty. Ltd.	Australia	Investments in Australian coal business	100.0
	Mitsui Oil Co., Ltd.	Japan	Sales of petroleum products in Japan	89.9
	Mitsui Liquefied Gas Co., Ltd.	Japan	Sales of liquefied petroleum gas in Japan	100.0
	Kokusai Oil & Chemical Co., Ltd.	Japan	Sales of petroleum products in Japan	100.0

Foods & Retail	WILSEY FOODS, INC.	United States	Investments in processed oil food company	90.0
	MITSUI FOODS CO., LTD.	Japan	Wholesale of foods and beverages	99.9
	Mitsui Norin Co., Ltd.	Japan	Manufacture and sales of food products	51.9	87.6
	DAI-ICHI BROILER CO., LTD.	Japan	Production, processing and sales of broilers	72.3
	VENDOR SERVICE CO., LTD.	Japan	Procurement and demand chain planning and management of food materials	100.0
	MCM FOODS B.V.	Netherlands	Import and sales of canned food products and groceries	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Consumer Service & IT	Mitsui Bussan Inter-Fashion Ltd.	Japan	Planning and management of production and distribution of apparel	100.0
	Kids Station Inc.	Japan	Broadcasting of TV programs for children	67.0
	BUSSAN REAL ESTATE Co., LTD.	Japan	Real estate sales, leasing and management	100.0
	MBK Real Estate Europe Limited	United Kingdom	Real estate-related business	100.0
	Telepark Corp.	Japan	Sales and distribution of mobile phones and agency for telecommunication services	50.8
	Mitsui Knowledge Industry Co., Ltd.	Japan	Planning, development and sales of information and communication systems	58.5	58.4
	J-SCube Inc.	Japan	Outsourcing services for data entry and other back-office tasks	100.0
	Mitsui Electronics Inc.	Japan	Sales of electronics device and equipment	100.0

Logistics & Financial Markets	Mitsui & Co. Energy Risk Management Ltd.	United Kingdom	Trading of energy derivatives	100.0
	Mitsui & Co. Precious Metals, Inc.	United States	Trading of precious metals	100.0
	Mitsui Bussan Precious Metals (Hong Kong) Limited	Hong Kong, China	Trading of precious metals	100.0
	Mitsui Bussan Logistics Holdings Ltd.	Japan	Investments in domestic warehousing businesses	99.8
	Mitsuibussan Insurance Co., Ltd.	Japan	Property and casualty insurance consignment and agency services	100.0
	TRI-NET (JAPAN) INC.	Japan	International integrated transportation services	100.0
	TRI-NET LOGISTICS (ASIA) PTE LTD	Singapore	International integrated transportation services	100.0

Americas	Mitsui & Co. (U.S.A.), Inc.	United States	Trading	100.0
	Mitsui & Co. (Canada) Ltd.	Canada	Trading	100.0
	Mitsui Brasileira Importacao e Exportacao S.A.	Brazil	Trading	100.0
	Steel Technologies Inc.	United States	Steel processing	100.0
	Champions Pipe & Supply, Inc.	United States	Sales of steel pipes	94.0
	Intercontinental Terminals Company LLC	United States	Chemical Tank Leasing	100.0
	Novus International, Inc.	United States	Manufacture and sales of feed additives	65.0
	CornerStone Research & Development, Inc.	United States	Processing and packaging of healthcare foods and supplements	100.0
	Westport Petroleum, Inc.	United States	International trading of petroleum products and crude oil	100.0
	United Grain Corp.	United States	Grain merchandising	100.0
	MBK Real Estate LLC	United States	Real estate-related business	100.0
	AFC HoldCo, LLC	United States	Investment in auto finance companies	87.5

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Europe, the Middle East and Africa	Mitsui & Co. Europe Holdings PLC	United Kingdom	Management of business in Europe and Africa	100.0
	Mitsui & Co. Europe PLC	United Kingdom	Trading	100.0
	Mitsui & Co. Deutschland GmbH	Germany	Trading	100.0
	Mitsui & Co. Benelux S.A./N.V.	Belgium	Trading	100.0
	Mitsui & Co. France S.A.S.	France	Trading	100.0
	Mitsui & Co. Italia S.p.A.	Italy	Trading	100.0
	Mitsui & Co., Middle East Ltd.	United Arab Emirates	Trading	100.0

Asia Pacific	Mitsui & Co. (Asia Pacific) Pte. Ltd.	Singapore	Trading	100.0
	Mitsui & Co. (Hong Kong) Ltd.	Hong Kong, China	Trading	100.0
	Mitsui & Co. (China) Ltd.	China	Management of business in China	100.0
	Mitsui & Co. (China) Trading Ltd.	China	Trading	100.0
	Mitsui & Co. (Shanghai) Ltd.	China	Trading	100.0
	Mitsui & Co. (Taiwan) Ltd.	Taiwan	Trading	100.0
	Mitsui & Co. Korea Ltd.	Republic of Korea	Trading	100.0
	Mitsui & Co. (Thailand) Ltd.	Thailand	Trading	100.0
	Mitsiam International Ltd.	Thailand	Trading	51.2	55.0
	Mitsui & Co. (Australia) Ltd.	Australia	Trading	100.0

All Other	Mitsui & Co. Financial Services Ltd.	Japan	Financial services	100.0
	Mitsui & Co. Financial Services (Europe) B.V.	Netherlands	Financial services	100.0
	Mitsui & Co. Financial Services (Asia) Ltd.	Singapore	Financial services	100.0

(1)	Mitsui & Co. Steel Ltd. changed its name from Mitsui Bussan Construction Materials Co., Ltd. in October 2007.
(2)	Mitsui Bussan Raw Materials Development Corp. merged MITSUI BUSSAN METALS SALES CO., LTD. in April 2008 and changed its name to Mitsui Bussan Metals Co., Ltd.
(3)	Mitsui & Co. Plant Systems, Ltd. changed its name from Mitsui & Co. Project Corp. in April 2007.
(4)	MMK CO., LTD. changed its name to Mitsui Bussan Machine Tec Co., Ltd. in April 2008.
(5)	Nippon Trading Co., Ltd. merged Mitsui Bussan Plastics Co., Ltd. and Mitsui Bussan Plastics Kansai Co., Ltd. in April 2008 and changed its name to Mitsui Bussan Plastics Trade Co., Ltd.
(6)	DAI-ICHI BROILER CO., LTD. changed its name to PRI Foods Co., Ltd. in April 2008.
(7)	Mitsui Knowledge Industry Co., Ltd. and NextCom K.K. merged in April 2007.
(8)	J-SCube Inc. was established upon reorganization of TOYO Officemation Inc. in July 2007.
(9)	Mitsui & Co. Europe Holdings PLC changed its name from Mitsui & Co. Europe PLC in May 2007.
(10)	Mitsui & Co. Europe PLC changed its name from Mitsui & Co. UK PLC in May 2007.

D.	Property, Plants and Equipment.

The following table provides a list of our principal property, plants and equipment as of March 31, 2008.

(Sft: Square feet, MT: Metric Ton)

Property, Plant and Equipment Description (Holder or Lessee Other than Mitsui)	Location	Size or Annual Production Capacity		Use of property

In Japan:

Mitsuibussan Building	Tokyo	1,321,572	Sft	Office use (Corporate Headquarters)

Osaka Mitsuibussan Building	Osaka	450,306	Sft	Office use

Nagoya Mitsuibussan Building	Nagoya	152,067	Sft	Office use

Hibiya Central Building	Tokyo	504,419	Sft	Office building for lease

Bussan Building Annex	Tokyo	204,275	Sft	Office building for lease

Company Housing & Dormitory	Chiba	130,010	Sft	Employees’ residential facility

Human Resource Development Center	Shizuoka	83,863	Sft	Training facility

Land and equipment (Sintsuda Corporation)	Yokohama	197,324	Sft	Coil center

Land and equipment (Mitsui Liquefied Gas Co., Ltd.)	Ishikawa	852,072	Sft	Liquefied petroleum gas terminal

Land (MITSUI FOODS CO., LTD.)	Saitama	71,171	Sft	Distribution center

Land and equipment (DAI-ICHI BROILER CO., LTD.)	Aomori	46,102	Sft	Broiler processing factory

Land and equipment (Mitsui Norin Co., Ltd.)	Yamanashi	339,871	Sft	Tea leaf processing factory

Land and equipment (San-ei Sucrochemical Co., Ltd.)	Aichi	817,433	Sft	Dextrose manufacturing factory

Wakamatsu Building & Shinsuna Bayside Building (Bussan Real Estate Co., Ltd.)	Tokyo	172,406	Sft	Office building for lease

Higashi Nakano Office Building (Mitsui Knowledge Industry Co., Ltd.)	Tokyo	36,317	Sft	Office use

Land (Mitsui Bussan Logistics Holdings Ltd.)	Chiba	649,753	Sft	Logistics center

Overseas:

Office space (Mitsui & Co. (U.S.A.), Inc.)	United States	155,530	Sft	Office space leased from others

Office building (Mitsui & Co. UK PLC)	United Kingdom	64,369	Sft	Office use

Equipment (Mitsui Iron Ore Development Pty. Ltd.)	Australia(1)	22,706,000	Mt	Mining equipment for iron ore

Equipment (Mitsui-Itochu Iron Pty. Ltd.)	Australia(1)	2,997,000	Mt	Mining equipment for iron ore

Land and plants (P.T. Kaltim Pasifik Amoniak)	Indonesia	579,397	Sft	Ammonia manufacturing plant

Equipment (Mitsui Coal Holdings Pty. Ltd.)	Australia(1)	5,936,000	Mt	Mining equipment for coal

Office building (MBK Real Estate Europe Limited)	United Kingdom	75,486	Sft	Office building for lease

Land and equipment (Steel Technologies Inc.)	United States	228,901	Sft	Coil center

Chemical tank yard (Intercontinental Terminals Company LLC)	United States	11,495,355	Sft	Chemical tank

Senior service apartment (MBK Real Estate, Ltd.)	United States	146,628	Sft	Leasing asset

Land and plants (Novus International, Inc.)	United States	658,187	Sft	Methionine production facility

(1)	Information on our mining activities related to Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd. that are located in Australia is shown in “Mineral & Metal Resources Segment” of “Item 4.B. Business Overview” and “Mining Activities” below.

In addition to the above, our major assets leased to others as of March 31, 2008 were as below:

•

Clio Marine Inc. (Liberia), Lepta Shipping Co., Ltd. (Liberia) and LPG Transport Service Ltd. (Bermuda) own ocean vessels leased to foreign and domestic shipping companies whose combined book value amounts to ¥31 billion; and

•

Mitsui Rail Capital Holdings Inc. (United States) and Mitsui Rail Capital Europe B.V. (Netherlands) own rolling stock mainly leased to railway companies in the United States and European countries amounting to ¥65 billion as book value.

For information on oil and gas producing activities, see “Supplementary Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report.

A portion of the land, buildings and equipment owned by us is subject to mortgages or other liens. As of March 31, 2008, the aggregate amount of such mortgages or other liens was ¥34 billion. We know of no material defect in our title to any of the properties nor of any material adverse claim with respect to them, either pending or contemplated.

We consider our offices and other facilities to be well maintained and believe that our plant capacity is adequate for our current requirements. For the information on plans to construct, expand or improve facilities, in particular those related to mineral resource projects and oil and gas projects, see relevant descriptions in “Item 4.A. History and Development of the Company—Capital Expenditures,” “Mineral & Metal Resources Segment” and “Energy Segment” of “Item 4.B. Business Overview” and “Mining Activities” below in this section.

We do not believe there are any material environmental issues that would affect the utilization of our assets.

Mining Activities

Information regarding our mining activities is provided below.

IRON ORE

Name of Joint Venture

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Name of Mines(1)	Location	Type of Mineral Resources(2)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Robe River Iron Associates
Mitsui Iron Ore Development Pty. Ltd. (33%)
Pilbara Region, Western Australia, Australia

Mesa J(3)	Robe Valley, north of the town of Pannawonica	Pisolite	57.2	Railway and port (owned by Robe River Iron Associates and operated by Pilbara Iron Pty Ltd.)	Agreements for life of mine with Government of Western Australia	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

West Angelas(3)	Approximately 100 km west of the town of Newman	Marra Mamba	61.8	Same as above	Same as above	Open pit	Same as above

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Mt. Newman Joint Venture
Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)
Pilbara Region, Western Australia, Australia

Mt. Whaleback	Near the town of Newman, 426 km south of Port Hedland	Brockman Marra Mamba	62.6 62.2	Railway (owned and operated by Mt. Newman Joint Venture) and port in Port Hedland (owned and operated by Mt. Newman Joint Venture)	Mineral lease granted in 1967 under the Iron Ore (Mt. Newman) Agreement Act 1964 scheduled to expire in 2009 with rights for successive renewals for 21 years	Open cut	Sourced from Alinta Dewap via Company-owned powerlines

Yandi Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Marillana Creek	92 km north of Newman, 310 km south of Port Hedland	Channel Iron Deposit	57.5	Rail spur (owned by Yandi Joint Venture) connected to the main Newman/ Hedland line (owned and operated by Mt. Newmani Joint Venture) and port in Port Hedland (owned and operated by Mt. Newman Joint Venture)	Mining lease granted in 1991 under the Iron Ore (Marillana Creek) Agreement Act 1991 scheduled to expire in 2012 with the right to extend for additional 42 years	Open cut	Sourced from Alinta Dewap via Company-owned powerlines

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Mt. Goldsworthy Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Northern (Yarrie) (Nimingarra)	210 km east of Port Hedland	Nimingarra	59.9	Railway (owned and operated by Mt. Goldsworthy Joint Venture) and the Nelson Point shipping facilities at Port Hedland (owned and operated by Mt. Newman Joint Venture)	Four mineral leases under the Iron Ore (Mt. Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy— Nimingarra) Agreement Act 1972, which have expiry dates between 2007 and 2014 with rights to successive renewals of 21 years.	Open cut	Sourced from Alinta Dewap

Area C	120 km northwest of Newman, 37 km southwest of Yandi	Marra Mamba	61.9	Rail spur (owned by Goldsworthy Joint Venture) connecting to the Yandi spur line (owned by Yandi Joint Venture) and then onto the main Newman/ Hedland line (owned and operated by Mt. Newman Joint Venture) and the Finucane Island shipping facilities at Port Hedland (owned and operated by Goldsworthy Joint Venture)	Same as above	Open cut	Sourced from Newman Power
(1)	“Name of Mines” indicates the names of principal producing mines.
(2)	“Pisolite”, “Marra Mamba”, “Brockman”, “Channel Iron Deposit” and “Nimingarra” refer to the types of iron ore that are found in the Pilbara region of Western Australia.
(3)	The percentage figures of “Fe Basis” of Mesa J and West Angelas represent the figures corresponding to mines, excluding the figures corresponding to stockpile components.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest(2)

Area of Mining Operation (Region, State, Country)

Name of Mines(3)	Location	Type of Resources	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

BHP Mitsui Coal Pty. Ltd.
BHP Mitsui Coal Pty. Ltd.(1) (20%)
Queensland, Australia

South Walker Creek	In the Bowen Basin, 100 km south-west of Mackay	Metallurgical coal and thermal coal	Railway (Queensland Rail) and port in Mackay	Leases expire in 2020 and renewable for such periods as the Queensland Government allows.	Open cut	State owned grid

Poitrel	Same as above	Same as above	Same as above	Same as above	Same as above	Same as above

Bengalla Joint Venture
Mitsui Coal Holdings Pty. Ltd. (10%)
New South Wales, Australia

Bengalla	4 km west of Muswellbrook in the Upper Hunter Valley	Thermal coal	Railway and port at Newcastle	Leases granted by State	Open pit	State owned grid

Kestrel Joint Venture
Mitsui Coal Holdings Pty. Ltd. (20%)
Queensland, Australia

Kestrel	In the Bowen Basin, 200 km west of Rockhampton	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

Dawson Joint Venture
Mitsui Coal Holdings Pty. Ltd. (49%)
Queensland, Australia

Dawson (formerly “Moura”)	In the Bowen Basin 184 km south-west of Gladstone	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Open pit	State owned grid

German Creek Joint Venture
Mitsui Coal Holdings Pty. Ltd. (30%)
Queensland, Australia

German Creek	In the Bowen Basin, 200 km south-west of Mackay	Metallurgical coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

(1)	“BHP Mitsui Coal Pty. Ltd.” indicates the name of the company established by BHP Billiton plc and Mitsui.
(2)	BHP Mitsui Coal Pty. Ltd. is our associated company in which Mitsui has 20% interest. Mitsui Coal Holdings Pty. Ltd. is our subsidiary which owns interests in Bengalla Joint Venture, Kestrel Joint Venture, Dawson Joint Venture and German Creek Joint Venture.
(3)	“Name of mines” indicates the names of principal producing mines.

A brief history and the present condition of each of the above-mentioned mines, including the current state of development, if applicable, are provided below.

IRON ORE

Name of Joint Venture

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Robe River Iron Associates

Mitsui Iron Ore Development Pty. Ltd. (33%)

Pilbara Region, Western Australia, Australia

Mesa J	The development of the Robe River project began in 1962(*) near Pannawonica. The Robe River project was commissioned and the first shipment was made in 1972. Iron ore reserves at the Mesa J production Base provide the cornerstone of Pannawonica’s sinter fines and lump output. Development of Mesa J began in 1992, and all mine administration, workshops, warehousing and other support facilities were integrated there in 1994. The mine produces Rove River fines and lump, which are pisolitic iron ore products. Process Plant 1 was commissioned in 1999 and Process Plant 2 in 2001. The plant processes clay-contaminated pisolite, sub-grade material which was once discarded, to reduce contaminants and retain on-specification ore. In December 2007, the joint venture decided to develop Mesa A / Warramboo mine which will have a full scale capacity of 25 million tons per annum and is expected to start production in 2010. The total capital cost will be estimated at US$901 million. The total mine life of Mesa A is expected to be 11 years. With this addition, total production of Robe Valley pisolite ore will be maintained at 32 million tons per annum.

West Angelas	The development of West Angelas began in 1998. Mining of ore commenced in March 2002. The West Angelas deposits contain Marra Mamba type iron ore with higher iron content than Robe River’s Mesa J mine. The West Angelas operation is comprised of an open pit mine, a crushing and screening ore processing plant producing lump and sinter fines iron ore, as well as stockpiling, reclaiming and train-loading facilities. Further expansion of the West Angelas mine was completed ahead of schedule in October 2005. This US$105 million project took the mine’s production capacity to 25 million tons per year. Robe River Iron Associates uses a dedicated rail system, operated by Pilbara Iron, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert. Also, a US$200 million rail expansion project to duplicate almost 100 kilometers of track and associated interconnection and infrastructure to increase the capacity of the Pilbara Iron main line completed in the first quarter of 2006. In January 2007, a further expansion plan was decided to increase port capacity at Cape Lambert from nameplate capacity of 55 to 80 million tones per year by the end of 2008. Completion of the expansion is scheduled for the fourth quarter of 2008 and the total cost of the capital is estimated approximately US$860 million.

(*)	The Robe River project was originally started by Cleveland Cliffs Iron Company, an iron and steel producer in the United States. Since then, there were major changes in ownership before Rio Tinto took a 53% stake in Robe River Iron Associates in 2000.

Mt. Newman Joint Venture

Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)

Pilbara Region, Western Australia, Australia

Mt. Whaleback

The joint venture began production in 1969 at the Mt. Whaleback ore body. Today, production continues to be sourced from the major Mt. Whaleback ore body and is complemented by production from other ore bodies, namely Orebody 18, 23, 25, 29 and 30 and Jimblebar, which we are involved in through the Wheelarra arrangement with BHP Iron Ore (Jimblebar) Pty Ltd, Itochu Minerals & Energy Australia Pty Ltd, and 4 Chinese steel companies.

The facilities at Mt. Whaleback include primary and secondary crushing plants with a nominal capacity of 35 million tons of product per year, a heavy media beneficiation plant with an annual capacity of 8 million tons and a train-loading facility. An additional primary and secondary crushing plant is present at Orebody 25 with a nominal capacity of 8 million tons of product per year.

Yandi Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Marillana Creek	Development of the ore body began in 1991 with a capacity of 10 million tons per annum and the project’s first shipment of iron ore was in March 1992. Capacity was progressively expanded between 1994 and 2003 and the current capacity is 42 million tons per annum. Two processing plants and a primary crusher and overland conveyor are used to crush and screen the Yandi ore and deliver it to one of two train loading facilities.

Mt. Goldsworthy Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Northern (Yarrie) (Nimingarra)	Mt. Goldsworthy was commissioned in 1966 in the North Area. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Gap mine in 1993. Since then, mining has continued from the adjacent Nimingarra and Yarrie, 30 kilometers to the south-east. Two primary crushers exist, one at Yarrie and the other at Nimingarra. The ore is crushed and then railed to Port Hedland.

Area C	In October 2003, the joint venture opened the new Area C mine located 120 kilometers north-west of Newman, which produces a Marra Mamba ore deposit, which is sold under the trademark MAC. All production from the Mt. Goldsworthy Northern (Yarrie and Nimingarra) is transported on a separate railway to Port Hedland. Ore from Area C is transported via a 39 kilometer new section of railway to the Yandi mine which then connects to the Newman main line to Port Hedland.

Development projects at joint ventures with BHP Billiton Ltd.	The three joint ventures, namely, Mt. Newman joint venture, Yandi joint venture and Mt. Goldsworthy joint venture have been planning for staged expansions of supply capacity. As a step, in October 2005 they approved an expansion plan to add 20 million tons per annum to their capacity, upgrading combined capacity to 129 million tons per annum by 2007. The capital expenditure for the expansion work totaled A$2.2 billion (Mitsui’s share was approximately A$150 million). The expansion focused mainly on the Area C mine and encompassed expansions of rail systems and the loading port. In addition, in March 2007, the joint ventures approved to increase annual production capacity to 155 million tons per annum by 2010. The capital expenditure for the expansion will total approximately A$2.7 billion. The expansion includes development of a new crushing and screening plant, as well as additional stockyard, car dumping and train loading facilities at Mt. Whaleback. Furthermore, in February 2008, the joint venture agreed to approve US$1,094 million of capital investment representing pre approval of expenditure involving the duplication of the railway track between the Yandi mine and Port Hedland, and the expansion of Port Hedland, in parallel with current construction, with the aim being to increase annual production capacity to 200 million tons per annum by 2011.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

BHP Mitsui Coal Pty. Ltd.

BHP Mitsui Coal Pty. Ltd. (20%)

Queensland, Australia

South Walker Creek	The joint venture commissioned Riverside in 1983, and its reserves were depleted in March 2005. South Walker Creek became operational in 1998. It produces pulverized coal injection fuel and minor quantities of by- product energy coal. South Walker Creek has a production capacity of four million tons per year. Exploration has increased the reserve base in the past year. BHP Mitsui Coal holds undeveloped leases in the Bowen Basin.

Poitrel	The mine was commissioned during the December 2006 quarter. The mine has a production capacity of 3.0 million tons per annual of metallurgical and PCI coals.

Bengalla Joint Venture Mitsui Coal Holdings Pty. Ltd. (10%) New South Wales, Australia

Bengalla	Development consent was granted in 1996 and production commenced in 1999. Coal & Allied, Rio Tinto’s subsidiary in Australia, acquired its interest in Bengalla in 2001. Its coal preparation plant has been designed to allow the mine to produce low ash thermal coal for export. Production in 2007 was 5.2 million tons of thermal coal.

Kestrel Joint Venture Mitsui Coal Holdings Pty. Ltd. (20%) Queensland, Australia

Kestrel	The Kestrel Coal mine, previously known as Gordonstone Mine, commenced operation in 1992. Coal is extracted by underground mining. The mine has two longwall units that are operated alternately to minimize downtime and ensure seamless production and reliability. The Kestrel Preparation Plant has been designed to allow the mine to produce low ash coking coal and high energy thermal coal. Production in 2007 was 3.6 million tons saleable high quality coking coal and export thermal coal. In January 2008, joint venture approved development of the new mining area for extend the operation period of Kestrel Joint Venture as the existing mining area is expected to be exhausted in 2014. Construction of this project will start within 2008 upon obtaining the government’s approvals and the total capital expenditure will be A$1,443 million. The operation is expected to commence in 2012 and the project estimates a maximum 6.5 million tons per annum coal production with 20-year operation.

Dawson Joint Venture Mitsui Coal Holdings Pty. Ltd. (49%) Queensland, Australia

Dawson (formerly “Moura”)	Dawson Joint Venture was originally called Moura Joint Venture. The Moura Mine commenced operation in 1961. Since 1994, all production at Moura has been from its surface operation. Production tonnage has been increasing steadily throughout the years. After a few changes of ownership, Anglo Coal acquired a 51% share in 2002. In September 2003, the adjacent Theodore deposit was developed which further expanded its capacity. Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalize their existing operations at the Moura mine and to establish two additional operations on adjacent tenures. The new and expanded operations are known as the Dawson Complex. Moura Joint Venture has already changed its name to Dawson Joint Venture. The joint venture’s capital expenditure was estimated in excess of A$1 billion. Expansion work of the Dawson complex was completed in the year ended March 31, 2008, aiming to boost annual coal production from the present capacity of 6.5 million tons per annum to 12.7 million tons of metallurgical and thermal coals.

German Creek Joint Venture
Mitsui Coal Holdings Pty. Ltd. (30%)
Queensland, Australia

German Creek	Open pit mining commenced in 1981. Underground mining in the Central Colliery area started in 1984, while underground mining in the Southern Colliery area began in 1988. Grasstree is a new underground mine which commenced production in 2006 and produces hard coking coal for our export markets. In addition, the joint venture has started the development of Lake Lindsay mine, a new open cut mine adjacent to German Creek mine, with estimated ultimate completion during 2008, to increase the aggregate annual production from 6 to 10 million tons per annum and to extend the total joint venture’s mine life by about 11 years.

Production Tonnage

IRON ORE

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tons
			Year Ended March 31,
			2008		2007		2006
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Pannawonica			26,132	8,624	28,960	9,557	30,129	9943

West Angelas			26,756	8,829	24,866	8,206	21,149	6,979

Mt. Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia

Mt. Whaleback(1)			42,808	2,997	39,828	2,788	36,021	2,521

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Marillana Creek			46,253	3,238	40,872	2,861	40,335	2,823

Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Northern (Yarrie) (Nimingarra)			1,041	73	3,341	234	7,089	496

Area C			27,744	1,942	24,011	1,681	20,471	1,433

Sesa Goa Limited(2)	Sesa Goa Limited	India

Codli, Sonshi		Goa	—	—	4,125	2,104	3,998	2,039

Chitradurga, Hospet		Karnataka	—	—	1,433	736	1,578	805

		TOTAL	170,734	25,703	167,446	28,167	160,770	27,039

(1)	“Name of Mines” indicates the names of principal producing mines.
(2)	We sold our whole stake in Sesa Goa Limited in April 2007.

COAL

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

			In Thousands of Tons
			Year Ended March 31,
			2008		2007		2006
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
Riverside			—	—	—	—	2,384	477
South Walker Creek			3,422	684	3,049	610	3,273	655
Poitrel			1,438	288	373	75	—	—
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5,155	516	5,544	554	5,965	596
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	3,621	724	3,592	718	3,720	744
Dawson Joint Venture (formerly “Moura Joint Venture”)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	5,984	2,932	6,903	3,382	6,200	3,038
German Creek Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	5,880	1,764	4,522	1,357	5,086	1,526

		TOTAL	25,500	6,908	23,983	6,696	26,628	7,036

Reserve Tonnage

IRON ORE

Reserves of iron ore classified according to operator are presented in the tables below.

Operator: Rio Tinto Ltd.(1)(2)

Reserves as disclosed by Rio Tinto Ltd. consist of proved and probable reserves.

			In Millions of Tons
			Year Ended December 31,
			2007		2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica(3)			304	100	345	114	303	100
West Angelas(3)			391	129	408	135	394	130

(1)	Iron ore reserves are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are not shown.
(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2007, 2006 and 2005.
(3)	Stockpile components of reserves are included.

Operator: BHP Billiton Ltd.(1)(2)(3)

Reserve amounts of Mt. Newman, Yandi and Mt. Goldsworthy consist of proved and probable reserves.

			In Millions of Tons
			Year Ended June 30,
			2007		2006		2005
Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Mt. Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback(4)			847	59	799	56	836	59

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			913	64	848	59	860	60

Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Northern (Yarrie) (Nimingarra)			3	0	7	0	14	1
Area C			418	29	442	31	474	33

(1)	Metallurgical recoveries for the operations are 100% except for Mt. Newman Joint Venture for which metallurgical recovery is 92%.
(2)	For Mt. Newman, Mt. Goldsworthy and Yandi joint ventures tonnages represent wet tons based on the following moisture contents: BKM - 3%, MM - 4%, CID - 8%, NIM - 3.5%. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed).
(3)	The reserves are divided into joint ventures and material types that reflect the various products produced. The West Australian ore types are classified as per the host Archaean or Proterozoic banded iron formations. Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposit.
(4)	Mining dilution and mining recovery (in general around 95%) has been taken into account in the estimation of reserves.
(5)	Changes to the reserves as of 2007 compared to 2006 are due to mining depletion, new models and/or reclassification for the Mt. Newman JV Whaleback, OB24 Far West, OB25 Pit 3 and OB18 deposits; Yandi JV Central 2 and 5, Eastern 1, 3, 5 and 6 deposits; Area C E and F Deposits.
(6)	Cut-off grades used to estimate reserves: Mt. Newman 50–62%Fe for BKM, 60%Fe for MM; Mt. Goldsworthy 58%Fe for NIM, 57%Fe for MM; Yandi 56%Fe for CID.
(7)	Reserves provided in the table above indicate reserves as of the end of June 2007, 2006 and 2005.
(8)	“Name of Mines” indicates the names of principal producing mines.

COAL

In the table below, coal reserves are shown as marketable reserves, which are tonnage after accounting for extraction and processing and preparation losses.

				In Millions of Tons
Joint Venture or Investee and Name of Mines		Mitsui’s Subsidiary or Associated Company		Year Ended March 31,
				2008		2007		2006
	Operator		Location	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.(1)	BHP Billiton Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
South Walker Creek				35	7	34	7	45	9
Poitrel				51	10	—	—	—	—
Bengalla Joint Venture(2)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	137	14	150	15	155	16
Kestrel Joint Venture(2)	Rio Tinto Ltd.	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	136	27	112	22	116	23
Dawson Joint Venture(2) (formerly Moura Joint Venture)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	281	138	288	141	298	146
German Creek Joint Venture(2) (including Lake Lindsay Mine)	Anglo American	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	140	42	168	50	177	53

			TOTAL	780	238	752	235	791	247

(1)	Reserves of BHP Mitsui Coal Pty. Ltd. indicates reserves as of the end of June 2007, 2006 and 2005, respectively. 2008 reserves means reserves as of the end of June 2007. Poitrel mine commenced production in November 2006.
(2)	Reserves of Bengalla Joint Venture, Kestrel Joint Venture, Dawson Joint Venture and German Creek Joint Venture indicate reserves as of the end of December 2007, 2006 and 2005, respectively. 2008 reserves mean reserves as of the end of December 2007.

We hold a 15% profit share in Valepar S.A., which held a 32.5% profit share of the common stock and preferred stock of Companhia Vale do Rio Doce (“Vale”) as of December 31, 2007. Accordingly, 4.9% (32.5% x 15%) of Vale’s production and reserve amounts are indirectly attributable to us. The following table provides iron ore production and reserve amounts for Vale, and Mitsui’s share of the production and reserve amounts of Vale.

Production Tonnage (for the year ended December 31)

Millions of Tons
2007		2006		2005
Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
295.9	14.4	264.2	12.9	233.9	11.9

Proven and Probable Reserves (as of December 31)

Millions of Tons
2007		2006		2005
Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
7,267.8	353.9	7,619.3	371.0	7,981.8	407.7

Oil and Gas Producing Activities

The following table shows crude oil, condensate, natural gas liquids and natural gas production from our reserves for the three fiscal years indicated:

Production Information

	Millions of Barrels						Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)						Natural Gas(1)(3)
	Consolidated Companies			Associated Companies		Worldwide	Consolidated Companies			Associated Companies		Worldwide
Year Ended March 31,	Oceania and Asia	Middle East	Others	Oceania	Others		Oceania and Asia	Middle East	Others	Oceania	Others
2008	16	3	2	5	1	27	107	6	5	44	3	165
2007	11	3	1	6	4	25	96	6	3	45	6	156
2006	1	3	—	5	5	14	2	6	—	57	39	104
The following tables show proved reserves and proved developed reserves of crude oil, condensate, natural gas liquids and natural gas as of the ending date of three fiscal years indicated:

Proved Reserve Information:

Proved Reserves

	Millions of Barrels								Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)								Natural Gas(1)(3)
	Consolidated Companies				Associated Companies			Worldwide	Consolidated Companies				Associated Companies			Worldwide
As of March 31,	Oceania and Asia		Middle East	Others	Oceania	Others			Oceania and Asia		Middle East	Others	Oceania	Others
2008	74	(4)	18	14	35	4	(5)	145	664	(4)	32	31	722	189	(5)	1,638
2007	72	(4)	23	15	37	91		238	344	(4)	31	38	740	1,668		2,821
2006	55		23	—	39	104		221	80		40	—	801	1,789		2,710

Proved Developed Reserves(2)

	Millions of Barrels							Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)							Natural Gas(1)(3)
	Consolidated Companies				Associated Companies		Worldwide	Consolidated Companies				Associated Companies		Worldwide
As of March 31,	Oceania and Asia		Middle East	Others	Oceania	Others		Oceania and Asia		Middle East	Others	Oceania	Others
2008	55	(4)	14	11	20	3	102	322	(4)	15	21	454	182	994
2007	46	(4)	18	11	21	24	120	299	(4)	19	24	385	11	738
2006	7		18	—	13	25	63	56		39	—	263	67	425

(1)	1 barrel of crude oil = 5,800 cubic feet of natural gas
(2)	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 34 percent as of March 31, 2007 and relatively low. The expected costs to develop these undeveloped reserves were estimated to be ¥502 billion in total as of March 31, 2007. The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 64 percent as of March 31, 2008 and the expected costs to develop these undeveloped reserves are estimated to be ¥248 billion in total as of March 31, 2008. This large proportion change is mainly due to the reduction of Mitsui’s interest in Sakhalin II project.
(3)	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.

(4)	Includes total proved reserves attributable to Mitsui Oil Exploration Co., Ltd. of 19 million and 37 million barrels of Crude oil, Condensate and Natural Gas Liquids and 265 billions and 636 billions of cubic feet of Natural Gas as of March 2007 and 2008, as well as proved developed reserves of 18 million and 18 million barrels of Crude oil, Condensate and Natural Gas Liquids and 227 billions and 294 billions of cubic feet of Natural Gas in March 2007 and 2008, respectively, in which there were a 49.7 percent and a 48.5 percent minority interest.
(5)	Includes decreases of 96 million barrels in sales of Crude oil, Condensate and Natural Gas Liquids and 1,658 billions of cubic feet in sales of Natural Gas in place, which were mainly related to the reduction of Mitsui’s interest in Sakhalin II project.

Information on our oil and gas producing activities is shown in the “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report. Also see “Operating and Financial Review and Prospects—Operating Results by Operating Segment—Energy Segment.”

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2008 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission and which we believe are material.

Item 5.    Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Financial Data” and our consolidated financial statements that appear elsewhere in this annual report. Please note that you should be aware that this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements.

As used in this Operating and Financial Review and Prospects, “Mitsui” is used to refer to Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha), and “we,” “us,” and “our” are used to indicate Mitsui & Co., Ltd. and its subsidiaries, unless otherwise indicated.

In the Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements, the “Company” is used to refer to Mitsui & Co., Ltd., and the “companies” is used to refer to Mitsui & Co., Ltd. and its subsidiaries, unless otherwise indicated.

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

Operations of a subsidiary that has either been disposed of or is classified as held for sale have been accounted for as discontinued operations under accounting principles generally accepted in the United States of America (“U.S. GAAP”). This means that income statement and cash flow information is reclassified for past years to separate the discontinued operations from our continuing operations. This presentation is required by U.S. GAAP and facilitates historical and future trend analysis of our continuing operations.

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

Trends in the price of and supply-demand for mineral resources and energy

In recent years, we have observed a rapid growth in the operating results from our mineral resources and energy producing activities; and, the significance of these operations to our overall operating results has increased dramatically. These results have been brought on by rising prices as well as increased production, reflecting globally tightened supply-demand balance and increased prices of mineral resources and energy that have been driven by expanding demand from emerging countries, particularly China. Furthermore, management recognize that for some time to come such global supply-demand balance and price fluctuations of mineral resources and energy will continuously have a material impact, positive or negative, on our operating results, financial condition and business. For further information regarding trends and prospects in this field, refer to the sections relating to the Mineral & Metal Resources Segment and the Energy Segment in “Operating Results by Operating Segment.”

Investment plans and cash flow from investing activities; and financial leverage

Consistent with our Medium-Term Management Outlook announced in May 2006, we have established a group-wide strategic business portfolio, by leveraging proactive investment activities in the four business areas of Mineral Resources and Energy Area; Global Marketing Networks Area, including steel products, chemicals and machinery; Infrastructure Area, including power generation; and Consumer Services Area, including outsourcing services and content businesses. In parallel, management monitors the progress of investment plans quarterly and addresses divestitures of existing assets in order to maintain an optimum portfolio structure and also to generate additional cash flows as a source for the above-mentioned investments. Mitsui is monitoring and managing a group-wide financial leverage seeking to secure an efficient return on equity as well as maintaining and improving credit ratings and financial stability in order to secure necessary capital resources for investments as well as to refinance our interest bearing debt. For further information regarding details of expenditures and our financial policy, refer to “Liquidity and Capital Resources.”

Results of Operations

Summary of Operations for the Years Ended March 31, 2008 and 2007

Principal developments in the economic environment that influenced our operations during the years ended March 31, 2008 and 2007 included the following:

Operating Environment for the Year Ended March 31, 2008

The global economy continued to expand vigorously supported by generally sound fundamentals and strong momentum in the Asian economy, led by China, and resilient activities in Europe and Japan, despite increasing uncertainty about the outlook of the United States with concerns that financial market strains could deepen and trigger a more pronounced economic slowdown.

*	Operating Income

Operating income is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Continued run-up of prices of internationally traded commodities such as metals and crude oil, as well as continued strong growth of domestic demand in emerging countries, including BRICs, for capital investment and consumption were the two major factors influencing the operating results and businesses of Mitsui and its subsidiaries. These factors particularly boosted operating results of our mineral resources and energy related activities and supported steady business performance in steel products, machinery & infrastructure and chemicals.

On a regional basis, the business sentiment in the United States, which enjoyed moderate growth during the first half of the year as a result of healthy consumer spending, reflecting robust performance in the business sector and growth in real disposable income, deteriorated significantly in the second half, reflecting financial stress which erupted in August 2007 as the subprime mortgage market was derailed, leading to tightening of credit conditions, considerable deceleration of consumer spending due to sharp increases in the prices of crude oil and food products, as well as softening of the labor market. The European economy slowed down moderately as construction investments peaked out in the region. In Japan, exports of automotive, steel and chemical products to emerging economies drove a high level of industrial production. On the other hand, uncertainties increased in the corporate and household sectors reflecting a decline in construction investments caused by revision of the Japanese building standards regulation as well as rising prices of material costs and consumer goods including foodstuffs.

Looking into financial and foreign exchange markets, the Federal Reserve Board of the United States (“FRB”) implemented a series of interest rate cuts to try to stabilize the financial market. In foreign exchange markets, the U.S. dollar continued to depreciate against most major currencies, and fell below ¥100/ U.S. dollar in March 2008, the lowest value in 13 years. Furthermore, stock markets worldwide saw falling share prices in the latter half of the fiscal year.

Operating Environment for the Year Ended March 31, 2007

During the year ended March 31, 2007, the global economy overall continued its steady expansion. In the United States, corporate profits remained robust and consumer spending continued to increase due to favorable employment and wage conditions, and despite an easing in housing investment, which had been overheating, the economy performed steadily overall. In Asia, sustained high growth in China has continued, driven by further increases in capital investments within the region and exports to other regions. In Europe, the economy demonstrated a clear recovery trend, as illustrated by the growth of exports in Germany and other factors.

This broad-based expansion of the global economy underpinned strong international commodities markets. Prices of crude oil, mineral resources, non-ferrous metals and other commodities reached record-high levels in the summer, and despite falling thereafter, remained at high levels.

The global trend towards steadily higher interest rates continued. In the United States, the FRB, which had continued to raise interest rates progressively since June 2004, maintained a constant rate beginning in June 2006. In Europe, the European Central Bank continued to raise interest rates since 2005.

The Japanese economy continued its solid recovery. Exports continued to increase, bolstered by global economic expansion and the weakening yen. Strong corporate sector results led to high growth in capital investment, while improvements in employment and wages led to firmer consumer spending. The Bank of Japan decided to terminate its zero interest rate policy in July 2006, and raised the policy interest rate in February 2007, reflecting the robust recovery of the economy and consumer prices turning positive. In foreign exchange rates, the yen continued to weaken, particularly against the Euro, against which the yen recorded its lowest level since the introduction of the Euro in 1999.

Overview of the Financial Results for the Year Ended March 31, 2008

•	Operating results

—	We recorded consolidated net income of ¥410.1 billion for the year ended March 31, 2008, a significant increase of ¥108.6 billion, or 36.0%, from ¥301.5 billion for the year ended March 31, 2007. In regards to the individual segments, the Mineral & Metal Resources and the Energy businesses made outstanding performances with increases of ¥78.7 billion and ¥48.4 billion, respectively, reflecting substantial one-off gains on divestitures such as Sesa Goa Limited in India and Sakhalin II in Russia as well as increases in energy equity production and mineral resource prices. The Iron & Steel Products, the Chemicals and the Machinery and Infrastructure Projects businesses continued to post robust results, and the Foods & Retail business, which had recorded significant impairment losses in the previous years, improved its performance by ¥22.8 billion with restructuring efforts paying off.

—	The Americas recorded a downturn by ¥12.6 billion from write downs on inventories in the residential home businesses and a slowdown in its businesses in the United States, triggered by the subprime mortgage issues. In addition, several business units at the headquarters of Mitsui, including the Automotive and the Financial Markets businesses, recorded write downs on domestic listed securities.

•	Financial condition

Total assets as of March 31, 2008 were ¥9.7 trillion, a decrease of ¥0.1 trillion from ¥9.8 trillion as of March 31, 2007. Despite active investing activities mainly at the Machinery & Infrastructure Projects, the Mineral & Metal Resources, the Energy and the Americas segments combined total of investments and plants, property and equipment (“PPE”) decreased by ¥0.2 trillion due to:

—	a partial divestiture of our stake in the Sakhalin II project by ¥0.2 trillion; and

—	the impact from a decline in the domestic stock market and appreciation of the Japanese yen against the U.S. dollar, which resulted in net ¥0.2 trillion decrease in combined sum of unrealized holding gains and losses on available-for-sale securities and foreign currency translation adjustments in accumulated other comprehensive income (loss).

As of March 31, 2008, shareholders’ equity was ¥2.2 trillion as a result of current year earnings, and Net Debt-to-Equity Ratio (“Net DER”)(*) was 1.27 times, 0.20 times lower than that of March 31, 2007. Return on Equity (“ROE”) during the period on an annualized basis is computed as 19.1%.

•	Cash flows

Net cash provided by operating activities for the year ended March 31, 2008 was ¥415.8 billion, an increase of ¥176.5 billion from the year ended March 31, 2007, reflecting steady growth in operating income. Net cash used by investing activities was ¥104.8 billion, reflecting the above-mentioned new investments and expansion projects largely offset by the material divestitures of interests in Sakhalin II, Sesa Goa, and other assets.

Overview of the Financial Results for the Year Ended March 31, 2007

•	Operating results

—	For the year ended March 31, 2007, we recorded consolidated net income of ¥301.5 billion, an increase of ¥99.1 billion, or 49.0%, from ¥202.4 billion for the year ended March 31, 2006. Most operating segments except for the Foods & Retail Segment recorded improved operating results, benefiting from a favorable economic environment.

(*)	Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity. See “Liquidity and Capital Resources—Use of Non-GAAP Financial Measures.”

—	Gross profit and equity in earnings of associated companies increased by ¥81.7 billion, or 10.4%; and ¥58.9 billion, or 62.5%, respectively, reflecting favorable commodity prices including mineral resources and energy. On the other hand, Mitsui Norin Co., Ltd. (Japan) recorded impairment losses on goodwill and intangible assets. In addition, interest expenses increased from increasing interest bearing debt mainly associated with the investment in the Sakhalin II project as well as a rising U.S. dollar interest rate.

•	Financial condition

Total assets as of March 31, 2007 increased to ¥9.8 trillion, an increase of ¥1.2 trillion over March 31, 2006 due mainly to investments in energy, mineral resources and infrastructure businesses as well as an increase in trade receivables. Shareholders’ equity as of March 31, 2007 was ¥2.1 trillion as a result of increased retained earnings.

•	Cash flows

Net cash provided by operating activities for the year ended March 31, 2007 was ¥239.3 billion, an increase of ¥92.9 billion from the year ended March 31, 2006 reflecting the steady growth of operating income. Net cash used in investing activities was ¥418.0 billion, attributable to investments mainly in the energy, machinery and infrastructure projects, and in the mineral resources businesses.

Impact of Foreign Currency Exchange Fluctuation on Operating Results for 2008

Total sum of net income for the year ended March 31, 2008 reported by overseas subsidiaries and associated companies reached ¥306.9 billion, compared to ¥252.4 billion for the year ended March 31, 2007. These companies principally use U.S. dollars, Australian dollars and Brazilian real as functional currency in their reporting.

The average U.S. dollar–Japanese yen exchange rate during the year ended March 31, 2008 was ¥113.80 = U.S.$1, representing Japanese yen appreciation of ¥3.16, or 2.7%, compared to the average rate during the year ended March 31, 2007 of ¥116.96 = U.S.$1. As of March 31, 2008, the U.S. dollar–Japanese yen exchange rate was ¥100.19 = U.S.$1.

During the course of preparing our business plan for the year ending March 31, 2009, we constructed a simplified estimation for the impact of foreign currency exchange fluctuations on net income for the year ending March 2009 as follows:

a)	Japanese yen denominated impact against the U.S. dollar, Australian dollar and Brazilian Real

We aggregated a total forecast net income in the business plans of these companies covering the year ending March 2009 according to their functional currencies. Firstly, we aggregated the Australian dollar and Brazilian real denominated forecast net income of those companies using two currencies as functional currency, and secondly we aggregated the rest of the net income at overseas subsidiaries and associated companies as US dollar equivalent amount. We conducted a sensitivity analysis on foreign currency fluctuation towards 3 categories of aggregated net income.

Based on such analysis, we reached a conclusion that yen appreciation by ¥1 against U.S.$1, Australian $1 and Brazilian 1 Real would result in a net effect of reducing income by approximately ¥1.1 billion, ¥1.8 billion and ¥0.9 billion, respectively.

b)	Impact between U.S. dollar denominated contract amounts and revenues denominated in Australian dollar, Brazilian Real

The sum of net income from those companies using Australian dollar and Brazilian Real as functional currency is becoming significant, reflecting increasing income in mineral resources and energy producing operations. Net income of those mineral resources and energy producing companies are impacted by the currency fluctuation between the U.S. dollar as a contractual currency of sales contracts and the two currencies as functional currency, affecting their Australian dollar or Brazilian real denominated revenues.

Discussion and Analysis of Operating Results for the Years Ended March 31, 2008 and 2007

Revenues

In accordance with U.S. GAAP, revenues are reported based on the gross amount billed to a customer or on the net amount retained (that is, the amount billed to a customer less the amount paid to a supplier) in the following manner.

•

Revenues are reported based on gross amounts for transactions where we have the related risks and rewards of ownership such as transactions mainly where we are the primary obligor in the arrangement and/or assume general inventory risk without any significant mitigation of our risk level.

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

The table below provides these three categories of revenues by products in “PRODUCT INFORMATION” in Note 17, “SEGMENT INFORMATION.”(*)

	Billions of Yen
	Years Ended March 31,
	2008				2007				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥730.4	¥70.6	¥0.3	¥801.3	¥495.2	¥71.5	¥0.2	¥566.9	¥235.2	¥(0.9)	¥0.1	¥234.4
Non-Ferrous Metals	56.8	9.3	13.6	79.7	71.2	9.0	19.7	99.9	(14.4)	0.3	(6.1)	(20.2)
Machinery	276.0	123.6	78.6	478.2	253.1	106.0	69.5	428.6	22.9	17.6	9.1	49.6
Electronics & Information	77.4	100.8	4.1	182.3	74.4	104.4	0.0	178.8	3.0	(3.6)	4.1	3.5
Chemicals	1,207.5	104.2	6.9	1,318.6	1,038.9	98.4	9.3	1,146.6	168.6	5.8	(2.4)	172.0
Energy	1,992.1	6.9	18.7	2,017.7	1,617.7	7.1	8.5	1,633.3	374.4	(0.2)	10.2	384.4
Foods	533.2	38.3	1.1	572.6	417.2	49.3	0.5	467.0	116.0	(11.0)	0.6	105.6
Textiles	14.7	19.5	4.0	38.2	17.1	21.2	1.5	39.8	(2.4)	(1.7)	2.5	(1.6)
General Merchandise	33.8	6.7	0.0	40.5	42.3	8.0	0.0	50.3	(8.5)	(1.3)	0.0	(9.8)
Property and Service Business	87.9	73.8	48.1	209.8	63.3	81.1	38.0	182.4	24.6	(7.3)	10.1	27.4

Consolidated Total	¥5,009.8	¥553.7	¥175.4	¥5,738.9	¥4,090.4	¥556.0	¥147.2	¥4,793.6	¥919.4	¥(2.3)	¥28.2	¥945.3

(*)	Revenues reported in “PRODUCT INFORMATION” are classified by similarity of products as required by U.S. GAAP, and are not intended to represent classification by operating segment. As an example, revenues of “Chemicals” in “PRODUCT INFORMATION” include not only those reported in the Chemical Segment but also Chemical revenues reported in other operating segments such as the Americas Segment. To differentiate between classification by product and classification by operating segment, classification by product is italicized in this “Revenues” section and “Gross profit classified by category of revenues” in the next “Gross Profit” section.

	Billions of Yen
	Years Ended March 31,
	2007				2006				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥495.2	¥71.5	¥0.2	¥566.9	¥412.1	¥68.8	¥0.3	¥481.2	¥83.1	¥2.7	¥(0.1)	¥85.7
Non-Ferrous Metals	71.2	9.0	19.7	99.9	77.7	9.2	15.3	102.2	(6.5)	(0.2)	4.4	(2.3)
Machinery	253.1	106.0	69.5	428.6	206.3	97.6	46.8	350.7	46.8	8.4	22.7	77.9
Electronics & Information	74.4	104.4	0.0	178.8	73.8	86.9	0.1	160.8	0.6	17.5	(0.1)	18.0
Chemicals	1,038.9	98.4	9.3	1,146.6	785.9	93.3	7.5	886.7	253.0	5.1	1.8	259.9
Energy	1,617.7	7.1	8.5	1,633.3	1,331.8	7.7	21.0	1,360.5	285.9	(0.6)	(12.5)	272.8
Foods	417.2	49.3	0.5	467.0	377.8	47.2	(0.4)	424.6	39.4	2.1	0.9	42.4
Textiles	17.1	21.2	1.5	39.8	18.5	16.8	1.1	36.4	(1.4)	4.4	0.4	3.4
General Merchandise	42.3	8.0	0.0	50.3	52.6	9.0	0.0	61.6	(10.3)	(1.0)	0.0	(11.3)
Property and Service Business	63.3	81.1	38.0	182.4	61.1	74.4	27.3	162.8	2.2	6.7	10.7	19.6

Consolidated Total	¥4,090.4	¥556.0	¥147.2	¥4,793.6	¥3,397.6	¥510.9	¥119.0	¥4,027.5	¥692.8	¥45.1	¥28.2	¥766.1

Sales of Products

Sales of products include the following four types of transactions:

•	the sale of products as a principal in the transactions, such as crude oil and petroleum products, petrochemical products and steel products;

•	the sale of manufactured products at our manufacturing subsidiaries such as feed additives by Novus International, Inc. (United States) and tea leaves by Mitsui Norin Co., Ltd. (Japan);

•	the sale of natural resources from iron ore and coal mining activities and oil and gas producing activities; and

•	the development and sale of real estate.

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008, revenues from the sales of products were ¥5,009.8 billion, an increase of ¥919.4 billion, or 22.5%, from ¥4,090.4 billion for the year ended March 31, 2007. Major factors by product were as follows:

•

Revenues from Energy were ¥1,992.1 billion, an increase of ¥374.4 billion from ¥1,617.7 billion for the year ended March 31, 2007. Crude oil and petroleum products sales in international markets and domestic petroleum products and liquefied petroleum gas sales comprised the major part of the revenues from Energy. Revenues from sales of petroleum products increased at Westport Petroleum, Inc. (United States) by ¥187.7 billion. There was a new contribution of ¥79.3 billion from Mitsui Oil Exploration Co., Ltd. (Japan)(*) which was newly consolidated as a subsidiary during the fourth quarter of the year ended March 31, 2007. Regarding price trends of oil and gas for the year ended March 31, 2008, refer to the discussion under “Energy Segment” of “Operating Results by Operating Segment.”

•

Revenues from Iron and Steel were ¥730.4 billion, an increase of ¥235.2 billion from ¥495.2 billion for the year ended March 31, 2007. The increase was attributable to rising prices in iron ore and steel scrap as well as robust steel products sales, particularly in Asia. Also there was a new contribution from Steel Technologies, Inc. (United States) of ¥119.9 billion following our acquisition in June 2007. Regarding price trends of iron ore for the year ended March 31, 2008, please refer to the discussion under “Mineral & Metal resources Segment” of “Operating Results by Operating Segment.”

(*)	In March 2007, Mitsui acquired a 3% stake in Mitsui Oil Exploration Co., Ltd., formerly an associated company, increasing its voting interest in Mitsui Oil Exploration Co., Ltd. to 50.3% and re-classifying Mitsui Oil Exploration Co., Ltd. as a subsidiary of Mitsui.

•

Revenues from Chemicals were ¥1,207.5 billion, an increase of ¥168.6 billion from ¥1,038.9 billion for the year ended March 31, 2007, primarily due to increased sales of basic petrochemicals and petrochemical intermediates of ¥118.3 billion at Mitsui, reflecting higher prices of those products as a result of rising crude oil prices.

•

Revenues from Foods were ¥533.2 billion, an increase of ¥116.0 billion from ¥417.2 billion for the year ended March 31, 2007, mainly due to increases of ¥74.1 billion in Mitsui’s sales of grain and feedstuff, reflecting increased corn and soybean prices and active commodity markets.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, revenues from the sales of products were ¥4,090.4 billion, an increase of ¥692.8 billion, or 20.4%, from ¥3,397.6 billion for the year ended March 31, 2006. Major factors by product were as follows:

•

Revenues from Energy were ¥1,617.7 billion, an increase of ¥285.9 billion from ¥1,331.8 billion for the year ended March 31, 2006. Crude oil and petroleum products sales increased by ¥98.6 billion and ¥53.7 billion at Mitsui Oil (Asia) Hong Kong. Ltd. (Hong Kong, China) and Westport Petroleum, Inc., respectively. Domestic petroleum products and liquefied petroleum gas sales also increased by a combined sum of ¥109.4 billion at Mitsui Oil Co., Ltd. and Mitsui Liquefied Gas Co., Ltd. (Japan).

•

Revenues from Chemicals were ¥1,038.9 billion, an increase of ¥253.0 billion from ¥785.9 billion for the year ended March 31, 2006, primarily reflecting increases in Mitsui’s sales of basic petrochemicals and synthetic fiber intermediates due to higher prices for these petrochemical products reflecting higher crude oil prices.

•

Revenues from Iron and Steel were ¥495.2 billion, an increase of ¥83.1 billion from ¥412.1 billion for the year ended March 31, 2006. Revenues increased at Mitsui and Mitsui Steel Holdings Inc. (United States) reflecting favorable markets in steel products. Mitsui Iron Ore Development Pty. Ltd. (Australia) recorded higher revenues reflecting the rise in iron ore prices.

Sales of Services

Sales of services include the revenues from trading margins (for our intermediary service) and commissions. For example:

•

As the most typical case of our services, for back-to-back sales and purchase transactions of products, we record the net amount of sale and purchase prices (namely, margin for our intermediary service) as revenues.

•

We provide various services such as logistics and warehouse services, information and communication services and technical support. We also facilitate arrangement of the contracts between manufacturers and customers and deliveries of the products between suppliers and customers. In these cases, the billed amounts for these services are recognized as revenues.

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008, revenues from the sales of services were ¥553.7 billion, a decrease of ¥2.3 billion from ¥556.0 billion for the year ended March 31, 2007. While Machinery increased by ¥17.6 to ¥123.6 billion from ¥106.0 billion for the year ended March 31, 2007, Foods decreased by ¥11.0 billion to ¥38.3 billion from ¥49.3 billion for the year ended March 31, 2007 and Property and Service Business decreased by ¥7.3 billion to ¥73.8 billion from ¥81.1 billion for the year ended March 31, 2007.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, revenues from the sales of services were ¥556.0 billion, an increase of ¥45.1 billion from ¥510.9 billion for the year ended March 31, 2006. Electronics & Information increased by ¥17.5 billion to ¥104.4 billion from ¥86.9 billion for the year ended March 31, 2006. Machinery increased by ¥8.4 billion to ¥106.0 billion from ¥97.6 billion for the year ended March 31, 2006.

Other Sales

Other sales principally include the revenues from:

•	derivative commodity instruments and derivative financial instruments held for trading purposes (by product category mainly in Energy and Non Ferrous Metals);

•

the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, aircraft and machinery equipment (by product category mainly in Property and Service Business and Machinery); and

•	the revenues from external consumer financing (by product category mainly in Machinery).

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008, revenues from other sales were ¥175.4 billion, an increase of ¥28.2 billion from ¥147.2 billion for the year ended March 31, 2007, which was primarily attributable to the following factors:

•

Derivative trading revenues were ¥36.7 billion, an increase of ¥3.6 billion from the ¥33.1 billion for the year ended March 31, 2007. The increase was mainly attributable to a reversal effect from naphtha trading loss for the year ended March 31, 2007 at Mitsui Oil (Asia) Pte. Ltd. (Singapore), however, the improvement was partly offset by a decrease in commodity derivatives trading revenues for the year ended March 31, 2008.

•

Leasing revenues were ¥90.3 billion, an increase of ¥7.5 billion from the ¥82.8 billion for the year ended March 31, 2007 due to a full-year contribution from a rolling stock leasing subsidiary MRCE Dispolok Gmbh (Germany) which was acquired in October 2006.

•	P.T. Bussan Auto Finance (Indonesia) increased its revenue by ¥4.9 billion reflecting strong business performance in the motorcycle retail finance industry in Indonesia.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, revenues from other sales were ¥147.2 billion, an increase of ¥28.2 billion from ¥119.0 billion for the year ended March 31, 2006, which was primarily attributable to the following factors:

•

Leasing revenues were ¥82.8 billion, an increase of ¥22.0 billion from ¥60.8 billion for the year ended March 31, 2006, which was attributable to the expanded rolling stock leasing businesses at Mitsui Rail Capital Participacoes Ltda. (Brazil) and Mitsui Rail Capital Holdings, Inc. (United States) as well as the acquisition of MRCE Dispolok GmbH and increases in the real estate leasing businesses in Japan and abroad.

•

Derivative trading revenues were ¥33.1 billion, a decrease of ¥6.6 billion from ¥39.7 billion for the year ended March 31, 2006. The principal reason for this decrease was naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd. for the year ended March 31, 2007.

•	P.T. Bussan Auto Finance increased its revenue from other sales by ¥8.3 billion over the year ended March 31, 2006, reflecting expansion of motorcycle retail finance in Indonesia.

Gross Profit

Gross Profit Classified by Category of Revenues

	Billions of Yen
	Years Ended March 31,						Change between 2008 and 2007		Change between 2007 and 2006
	2008		2007		2006
	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio
Gross Profit from Sales of Products	¥497.3	9.9%	¥393.6	9.6%	¥337.9	9.9%	¥103.7	0.3%	¥55.7	(0.3)%
Gross Profit from Sales of Services	397.6	71.8%	397.5	71.5	380.6	74.5%	0.1	0.3%	16.9	(3.0)%
Gross Profit from Other Sales	93.2	53.1%	75.2	51.1	66.1	55.5%	18.0	2.0%	9.1	(4.4)%

Total	¥988.1	17.2%	¥866.3	18.1%	¥784.6	19.5%	¥121.8	(0.9)%	¥81.7	(1.4)%

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008, gross profit was ¥988.1 billion, an increase of ¥121.8 billion, or 14.1%, from ¥866.3 billion for the year ended March 31, 2007. The Gross Profit ratio (“GP ratio”), or ratio of gross profit divided by revenues, for the year ended March 31, 2008 was 17.2%, a decrease of 0.9 percentage points compared to the year ended March 31, 2007.

For the year ended March 31, 2008, gross profit from sales of products was ¥497.3 billion, an increase of ¥103.7 billion from ¥393.6 billion for the year ended March 31, 2007. Gross profit from Energy was ¥218.7 billion, a significant increase of ¥91.1 billion from ¥127.6 billion for the year ended March 31, 2007, due to full year contributions of Mitsui Oil Exploration Co., Ltd. by ¥58.7 billion which was newly consolidated as a subsidiary during the 4th quarter of the year ended March 31, 2007, and Mitsui E&P Australia Pty Limited which commenced a commercial production of the Enfield oil field by ¥26.4 billion. Mitsui E&P Middle East B.V. (Netherlands) and Mittwell Energy Resources Pty. Ltd. (Australia) recorded increases reflecting higher oil prices. On the other hand, Westport Petroleum, Inc. (United States) recorded a ¥12.4 billion decrease from sales of petroleum products.

The GP ratio from sales of products for the year ended March 31, 2008 was 9.9%, an improvement of 0.3 percentage points compared to the year ended March 31, 2007. This 0.3 percentage point improvement was attributable to the higher growth in gross profit (26.3% increase) than growth in revenues (22.5% increase), particularly in oil and gas producing activities of Energy reflecting the rising sales prices.

For the year ended March 31, 2008, gross profit from sales of services was ¥397.6 billion, an increase of ¥0.1 billion from ¥397.5 billion for the year ended March 31, 2007. As illustrated by the table in “three categories of revenues by products”—“Sales of Services”, increases in revenues from sales of services of Machinery were largely offset by decreases in those of Electronics & Information and Foods.

The GP ratio from sales of services for the year ended March 31, 2008 was 71.8%, an increase of 0.3 percentage points compared to the year ended March 31, 2007.

For the year ended March 31, 2008, gross profit from other sales was ¥93.2 billion, an increase of ¥18.0 billion from ¥75.2 billion for the year ended March 31, 2007. The major reasons were the same as described in “Revenues—Other Sales” above.

While GP ratio in all the three categories of revenue increased, the overall GP ratio decreased by 0.9%. This is due to the change in the sales mix wherein the percentage of sales from services, which has considerably higher GP ratio as compared to products and others, has reduced from 45.8% in 2007 to 40.2% in 2008.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, gross profit was ¥866.3 billion, an increase of ¥81.7 billion, or 10.4%, from ¥784.6 billion for the year ended March 31, 2006. The GP ratio for the year ended March 31, 2007 was 18.1%, a decrease of 1.4 percentage points compared to the year ended March 31, 2006.

For the year ended March 31, 2007, gross profit from sales of products was ¥393.6 billion, an increase of ¥55.7 billion from ¥337.9 billion for the year ended March 31, 2006. The major factors in this category are as follows:

•

Gross profit from Energy was ¥127.6 billion, an increase of ¥40.8 billion from ¥86.8 billion for the year ended March 31, 2006. As a result of consolidation of Mitsui Oil Exploration Co., Ltd. as a subsidiary in the fourth quarter of the year ended March 31, 2007, it newly reported a ¥15.0 billion gross profit and Mitsui E&P Australia Pty Limited also reported gross profit of ¥13.9 billion following the start up of commercial production at the Enfield oil project. Mitsui E&P Middle East B.V., which is engaged in production of crude oil in Oman, recorded an increase reflecting higher oil prices. Westport Petroleum, Inc. recorded a ¥4.9 billion increase in gross profit from sales of petroleum products.

•

Gross profit from Iron and Steel was ¥97.9 billion, an increase of ¥7.7 billion from ¥90.2 billion for the year ended March 31, 2006. Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. (Australia) recorded increases in gross profit by ¥13.6 billion and ¥3.6 billion, respectively, due to rising iron ore prices.

The GP ratio from sales of products for the year ended March 31, 2007 was 9.6%, a decline of 0.3 percentage points compared to the year ended March 31, 2006, reflecting relatively lower growth of gross profit (16.5% increase) than that of revenues (20.4% increase). This is a typical trend seen in Energy and Chemicals where higher revenues do not necessarily result in increases in gross profit.

For the year ended March 31, 2007, gross profit from sales of services was ¥397.5 billion, an increase of ¥16.9 billion from ¥380.6 billion for the year ended March 31, 2006. A ¥6.7 billion increase was seen primarily in Chemicals. Increased revenues from sales of services of Electronics & Information were largely offset by increases in the related costs of those revenues, where the typical case was J-SCube INC (Japan) which provides services of design, operation and maintenance of information systems.

The GP ratio from sales of services for the year ended March 31, 2007 was 71.5%, a decrease of 3.0 percentage points compared to the year ended March 31, 2006. This decrease was mainly because operations such as logistics services and information system services, which reported the gross billed amounts as revenues, and whose GP ratios were therefore less than 100% (because of the accompanying cost of revenues), recorded relatively higher increases in revenues, compared to operations such as intermediary services where the net amount of sales and purchase prices in back-to-back transactions were reported as revenues with GP ratios of 100%.

For the year ended March 31, 2007, gross profit from other sales was ¥75.2 billion, an increase of ¥9.1 billion from ¥66.1 billion for the year ended March 31, 2006. The major reasons were the same as described in “Revenues—Other Sales” above.

Gross Profit Classified by Operating Segment

For detailed discussion, see “Operating Results by Operating Segment.” A summary of the increase in gross profit classified by operating segment is provided below.

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008 consolidated total gross profit was ¥988.1 billion, an increase of ¥121.8 billion, or 14.1%, from ¥866.3 billion for the year ended March 31, 2007 as a result of the following:

•

The Energy Segment recorded an increase of ¥95.4 billion compared to the year ended March 31, 2007, making up 78% of the consolidated total increase, mainly attributable to contributions from Mitsui Oil Exploration Co., Ltd. and the Enfield oil field. These contributions were partly offset by a decline in gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) reflecting a lower coal price, the Australian dollar appreciation against the U.S. dollar and a cost increase related to various operational troubles at its mining expansion project.

•

The Machinery & Infrastructure Projects Segment recorded an increase of ¥26.1 billion from the year ended March 31, 2007, primarily reflecting solid performance at a motorcycle retail finance subsidiary, P.T.Bussan Auto Finance, and other automotive subsidiaries, ocean vessels and rolling stock leasing subsidiaries as well as contribution from a newly acquired machine tools sales subsidiary Ellison Technologies Inc. (United States). Similarly, the Chemical Segment and the Iron & Steel products Segment reported increases of ¥7.2 billion reflecting favorable methanol and ammonia market conditions and ¥3.6 billion reflecting firm results in steel tubular products for energy sector as well as construction material and tubular products to Asian market, respectively.

•

The Mineral & Metal Resources Segment recorded a decrease of ¥15.2 billion from the year ended March 31, 2007, mainly due to divestiture of Sesa Goa Limited (India)(*). This negative impact was partly offset by an increase of gross profit at Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. reflecting higher prices of iron ore.

•

The Consumer Service & IT Segment and the Americas Segment recorded decreases from the year ended March 31, 2007. The decrease at the Consumer Service & IT Segment was attributable to business reorganization through withdrawals from or divestitures of mainly domestic businesses. In the Americas Segment for the year ended March 31, 2008, MBK Real Estate LLC. (United States), which engages in the development and sale of residential homes in the West Coast market, recorded a sharp fall in sales and a loss from write-downs on inventories reflecting deterioration in the residential market triggered by the subprime mortgage problems of the United States. Moreover, Westport Petroleum Inc. decreased its profit from oil products trading and so did steel products subsidiaries engaged in the steel products business mainly in oil tubular products reflecting lower margins.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, all the operating segments except for All Other recorded increases in gross profit.

•

The Mineral & Metal Resources Segment and Energy Segment recorded ¥22.5 billion and ¥16.9 billion increases, respectively. Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. reported increases reflecting higher prices of iron ore. The Energy Segment’s increase was primarily attributable to the start-up of commercial production at the Enfield oil project and the consolidation of Mitsui Oil Exploration Co., Ltd. as a subsidiary, which was partly offset by a decline at Mitsui Coal Holdings Pty. Ltd. Reflecting a decline in coal prices.

•

The Machinery & Infrastructure Projects Segment recorded an increase, primarily reflecting expansion of operations of overseas automotive-related subsidiaries. Business transactions at the Iron & Steel Products Segment and the Chemical Segment continued to show good performance in general.

•	The Logistics & Financial Markets Segment and the Americas Segment recorded strong results in trading operations in various commodities such as petroleum products trading at Westport Petroleum, Inc..

(*)	As a result of Mitsui’s divestiture of Sesa Goa, the operating results of Sesa Goa for the year ended March 31, 2008 and 2007 are presented as income from discontinued operations (after income tax effect in our statements of consolidated income). However, in this “Gross Profit Classified by Operating Segment”, operating results of the company are presented and discussed according to line items of the consolidated statements of income.

•

In the Foods & Retail Segment and the Consumer Service & IT Segment, performance varied by products and services. Domestic apparel businesses and Mitsui Norin Co., Ltd. showed disappointing performance, while real estate businesses performed well, especially overseas.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses Classified by Category of Expenses

Comparison between the years ended March 31, 2008 and 2007

Selling, general and administrative expenses for the year ended March 31, 2008 were ¥605.2 billion, an increase of ¥33.6 billion or 5.9% from ¥571.6 billion for the year ended March 31, 2007.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review for the years ended March 31, 2008, 2007 and 2006.

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Personnel	¥294.5	¥283.3	¥271.3	¥11.2	¥12.0
Welfare	12.2	10.3	9.4	1.9	0.9
Travel	35.1	32.0	28.5	3.1	3.5
Entertainment	10.8	10.5	9.8	0.3	0.7
Communication	48.5	43.9	41.7	4.6	2.2
Others	204.1	191.6	177.9	12.5	13.7

Total	¥605.2	¥571.6	¥538.6	¥33.6	¥33.0

•

Personnel expenses were ¥294.5 billion for the year ended March 31, 2008, an increase of ¥11.2 billion from the year ended March 31, 2007. This was mainly attributable to acquisitions of subsidiaries such as Ellison Technologies Inc. (United States) in the Machinery & Infrastructure Projects Segment, Mitsui Oil Exploration Co., Ltd. in the Energy Segment and Steel Technologies, Inc. in the Americas segment.

•	Other remaining items in selling, general and administrative expenses increased showing similar patterns as personnel expenses.

Comparison between the years ended March 31, 2007 and 2006

Selling, general and administrative expenses for the year ended March 31, 2007 were ¥571.6 billion, an increase of ¥33.0 billion, or 6.1%, from ¥538.6 billion for the year ended March 31, 2006.

•

Personnel expenses were ¥283.3 billion for the year ended March 31, 2007, an increase of ¥12.0 billion from the year ended March 31, 2006, primarily reflecting expanded operations of subsidiaries. Those operations include the automotive related businesses such as P.T. Bussan Auto Finance and construction machinery related businesses such as Road Machinery, LLC (United States) in the Machinery & Infrastructure Projects Segment, and the domestic information and telecommunication businesses such as J-SCube INC (Japan) and Telepark Corp. (Japan) in the Consumer Service & IT Segment. Also, performance linked bonuses to traders increased at Westport Petroleum, Inc.

•	Other remaining items in selling, general and administrative expenses increased showing similar patterns as personnel expenses.

Selling, General and Administrative Expenses Classified by Operating Segment

The table below provides selling, general and administrative expenses for the years ended March 31, 2008, 2007 and 2006 by operating segment.

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Iron & Steel Products	¥35.7	¥33.1	¥30.4	¥2.6	¥2.7
Mineral & Metal Resources	16.6	19.8	21.3	(3.2)	(1.5)
Machinery & Infrastructure Projects	94.8	79.9	66.9	14.9	13.0
Chemical	64.6	65.3	64.8	(0.7)	0.5
Energy	46.2	38.3	38.0	7.9	0.3
Foods & Retail	65.1	69.6	70.1	(4.5)	(0.5)
Consumer Service & IT	98.4	109.4	102.7	(11.0)	6.7
Logistics & Financial Markets	32.9	35.9	33.3	(3.0)	2.6
Americas	51.3	43.2	40.6	8.1	2.6
Europe, the Middle East and Africa	24.9	22.4	19.5	2.5	2.9
Asia Pacific	25.3	21.2	17.8	4.1	3.4

Total	555.8	538.1	505.4	17.7	32.7

All Other	7.2	8.5	11.0	(1.3)	(2.5)
Adjustments and Eliminations	42.2	25.0	22.2	17.2	2.8

Consolidated Total	¥605.2	¥571.6	¥538.6	¥33.6	¥33.0

Comparison between the years ended March 31, 2008 and 2007

As illustrated by the above table, selling, general and administrative expenses increased mainly at segments such as the Machinery & Infrastructure, the Americas and the Energy by ¥14.9 billion, ¥8.1 billion and ¥7.9 billion, respectively. This was mainly attributable to acquisitions of subsidiaries such as Ellison Technologies Inc. in the Machinery & Infrastructure Projects Segment, Mitsui Oil Exploration Co., Ltd. in the Energy Segment and Steel Technologies, Inc. in the Americas segment. On the other hand, expenses at the Consumer Service & IT Segment and the Foods & Retail Segment decreased as a result of business reorganizations including exit and disposal of domestic businesses.

With regard to the Energy Segment and the Mineral & Metal Resources Segment, they have relatively small numbers of employees and little correlation between gross profit and selling, general and administrative expenses compared to other operating segments such as the Machinery & Infrastructure Projects Segment and the Consumer Service & IT Segment. See “Item 6.D. Employees” for further details of numbers of employees.

Comparison between the years ended March 31, 2007 and 2006

Selling, general and administrative expenses for the year ended March 31, 2007 increased in the Machinery & Infrastructure Projects Segment and the Consumer Service & IT Segment by ¥13.0 billion and ¥6.7 billion, respectively. On the other hand, the Energy Segment and the Mineral & Metal Resources Segment, which reported major increases in gross profit for the year ended March 31, 2007, recorded a ¥0.3 billion increase and a ¥1.5 billion decrease, respectively.

As discussed in “Comparison between the years ended March 31, 2008 and 2007” above, there is little correlation between gross profit and selling, general and administrative expenses in the Energy Segment and the Mineral & Metal Resources Segment.

Provision for Doubtful Receivables

Comparison between the years ended March 31, 2008 and 2007

Provision for doubtful receivables for the year ended March 31, 2008 was ¥8.1 billion, a decrease of ¥3.8 billion, or 31.9%, from ¥11.9 billion for the year ended March 31, 2007. Provisions for the year ended March 31, 2008 consisted of a number of individually small receivables. For the year ended March 31, 2007, major factors were a new provision for an overseas oil exploration company, an increase in the provision for motorcycle retail finance at P.T. Bussan Auto Finance reflecting its expanding operations and an increase in the provision at Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

Comparison between the years ended March 31, 2007 and 2006

Provision for doubtful receivables for the year ended March 31, 2007 was ¥11.9 billion, a ¥13.7 billion increase in expense from ¥1.8 billion income for the year ended March 31, 2006. The ¥1.8 billion income for the year ended March 31, 2006 was attributable to the collection of debts which had been written off as uncollectible in the past.

Interest Income and Interest Expense

Comparison between the years ended March 31, 2008 and 2007

Interest income for the year ended March 31, 2008 was ¥57.3 billion, an increase of ¥7.5 billion, or 15.1%, from ¥49.8 billion for the year ended March 31, 2008. Interest expense was ¥106.2 billion, an increase of ¥13.7 billion, or 14.8%, from ¥92.5 billion for the year ended March 31, 2007. As a result, interest expense, net of interest income, was ¥48.9 billion, an increase of ¥6.2 billion, or 14.5%, from ¥42.7 billion for the year ended March 31, 2007. A breakdown of the principal changes for the year ended March 31, 2008 is as follows:

•	Interest expense for the Sakhalin II project declined by ¥7.2 billion as a result of the transfer of our 50% stake in the project and subsequent decrease in related interest bearing debt.

•	Mitsui recorded a ¥5.5 billion increase reflecting higher Japanese yen interest rates.

•

Reflecting increased interest bearing debt used to fund various investments, interest expense at overseas subsidiaries increased by ¥6.6 billion, out of which a ¥5.6 billion increase was attributable to the Americas Segment.

In general, interest income tends to show similar patterns of fluctuations as interest expense. We provide loans and deferred payment facility, which generate interest income, by funding our borrowings from financial institutions. Usually, both interest expense and interest income have the same interest rate type, floating or fixed. Accordingly, most fluctuations in interest income are offset by corresponding fluctuations in interest expense.

With respect to interest rate swaps employed to manage interest rate risk exposure, see “Item 5.B. Liquidity and Capital Resources—Funding Sources.”

Interest rate trends for the year ended March 31, 2008 regarding the Japanese yen and the U.S. dollar, in which we have borrowings, were as follows:

•

The Bank of Japan raised the policy interest rate in February 2007 but kept policy interest rates on hold thereafter. Reflecting steady growth of the Japanese economy in the first half of the year market interest rate ( the average of the month-end Japanese yen three-month London Interbank Offered Rate (“LIBOR”)) for the year ended March 31, 2008 rose to 0.87% from 0.45% for the year ended March 31, 2007. On the other hand, the average yield rate on 10-year Japanese Government Bonds was 1.59% for the year ended March 31, 2008, down from 1.75% during the year ended March 31, 2007.

•

The FRB raised the Federal Funds target rate to 5.25% in June 2006 and kept the rate level thereafter. However, it gradually lowered the rate from September 2007 in response to a concern about economic slowdown triggered by the sub-prime mortgage crisis, to 2.25% in March 2008, showing its attitude to provide an actual money rate of zero. The FRB then lowered the rate to 2.0% in April 2008. The average of the month-end U.S. dollar three-month LIBOR during the year ended March 31, 2008 was 4.66%, down from the average of 5.35% during the year ended March 31, 2007. For information regarding development of our investment plans and financial policies, refer to “B. Liquidity and Capital Resources.”

Comparison between the years ended March 31, 2007 and 2006

Interest income for the year ended March 31, 2007 was ¥49.8 billion, an increase of ¥12.2 billion, or 32.4%, from ¥37.6 billion for the year ended March 31, 2006. Interest expense was ¥92.5 billion, an increase of ¥33.7 billion, or 57.3%, from ¥58.8 billion for the year ended March 31, 2006. As a result, interest expense, net of interest income, was ¥42.7 billion, an increase of ¥21.5 billion, or 101.4%, from ¥21.2 billion for the year ended March 31, 2006. A breakdown of the principal changes for the year ended March 31, 2007 is as follows:

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

•

Reflecting higher U.S. dollar interest rates, interest expense at overseas subsidiaries increased by ¥8.3 billion. In particular, the Americas Segment recorded a ¥4.8 billion increase, which was mainly attributable to Mitsui & Co. (U.S.A.), Inc. and Westport Petroleum, Inc.

Interest rate trends for the year ended March 31, 2007 regarding the Japanese yen and the U.S. dollar, the major currencies in which we have borrowings, were as follows:

•

The Bank of Japan decided to terminate its zero interest rate policy in July 2006, and raised the policy interest rate in February 2007. Reflecting this policy change, the average of the month-end Japanese yen three-month LIBOR for the year ended March 31, 2007 rose to 0.45% from 0.07% for the year ended March 31, 2006. The average yield rate on 10-year Japanese Government Bonds was 1.75% for the year ended March 31, 2007, up from 1.44% during the year ended March 31, 2006.

•

The average of the month-end U.S. dollar three-month LIBOR during the year ended March 31, 2007 was 5.35%, up from the average of 4.12% during the year ended March 31, 2006, reflecting the FRB’s policy of raising the Federal Funds target rate from 4.75% as of March 2006 to 5.25% as of June 2006 and keeping the rate level thereafter.

Dividend Income

Comparison between the years ended March 31, 2008 and 2007

Dividend income for the year ended March 31, 2008 was ¥50.1 billion, an increase of ¥0.9 billion, or 1.8%, from ¥49.2 billion for the year ended March 31, 2007. Dividends from LNG projects in Abu Dhabi, Qatar and Oman amounted to ¥23.4 billion, a decrease of ¥3.2 billion over the year ended March 31, 2007, which was offset by increased dividends from other investees including INPEX Holdings Inc. held by Mitsui Oil Exploration Co., Ltd.

Comparison between the years ended March 31, 2007 and 2006

Dividend income for the year ended March 31, 2007 was ¥49.2 billion, an increase of ¥19.0 billion, or 62.9%, from ¥30.2 billion for the year ended March 31, 2006. Dividends from LNG projects in the Middle East, namely Abu Dhabi, Qatar and Oman, totaled ¥26.6 billion, a significant increase of ¥13.2 billion, from ¥13.4 billion for the year ended March 31, 2006. The rest of the increase in dividend income was mostly comprised of increases in dividends from domestic listed companies.

Gains on Sales of Securities—Net

Comparison between the years ended March 31, 2008 and 2007

Gain on sales of securities for the year ended March 31, 2008 was ¥92.3 billion, a substantial increase of ¥33.5 billion, or 57.0%, from ¥58.8 billion for the year ended March 31, 2007. Since the year ended March 31, 2007, Mitsui continuously conducted scrutiny on whole investments held by operating segments to optimize the business portfolio. Consequently it recorded gains on the sales of shares mainly in listed companies.

•

For the year ended March 31, 2008, the largest part of the gains came from the sale of a part of Mitsui’s stake in the Sakhalin II project; sales of its entire holding in Empreendimentos Brasileiros de Mineração S.A. (“EBM”) in Brazil; and sale of additional shares in Toho Titanium Co., Ltd. (Japan) following the sale of the previous year. In addition, the Consumer Service & IT Segment recorded gains in exchange of shares in Mitsui Knowledge Industry Co., Ltd. (Japan) and on sales of shares in telecommunication companies including two cable television providers and Jupiter Telecommunications Co., Ltd in Japan. Other operating segments also recorded gains on sales of shares of listed companies such as Quintiles Transnational Corp. in the United States and BALtrans Holdings Limited in Hong Kong, China in the Logistics & Financial Market Segment.

•

For the year ended March 31, 2007, Mitsui enhanced scrutiny on the assets held by operating segments to optimize its business portfolio, and consequently we recorded gains on the sales of shares in listed companies including a ¥15.6 billion gain from Toho Titanium Co., Ltd. shares. Mitsui also record a ¥4.5 billion gain on the sale of shares in Telepark Corp. (Japan), a subsidiary engaged in sales of mobile devices and telecommunication lines.

Comparison between the years ended March 31, 2007 and 2006

The net realized gain on sales of securities for the year ended March 31, 2007 was ¥58.8 billion, an increase of ¥21.0 billion, or 55.6% from ¥37.8 billion for the year ended March 31, 2006. The breakdown of major transactions related to net gains on sales of securities for the year ended March 31, 2007 is discussed above.

For the year ended March 31, 2006, the Consumer Service & IT Segment recorded gains on sales of shares in telecommunication related companies, namely, a ¥5.5 billion gain (jointly with the Americas Segment) on the sales of shares in Metro PCS in the United States, a ¥3.3 billion gain from the exchange of shares in POWEREDCOM, Inc. for KDDI CORPORATION in Japan and a ¥2.0 billion gain on the sales of shares in P.T. Excelcomindo Pratama, Tbk. in Indonesia. The Foods & Retail Segment recorded a ¥4.2 billion gain from the exchange of shares of Seven & i Holdings Co., Ltd, one of Japan’s leading diversified retailers.

Loss on Write-Down of Securities

Comparison between the years ended March 31, 2008 and 2007

Loss on write-down of securities for the year ended March 31, 2008 was ¥36.7 billion, a large increase of ¥25.0 billion, or 213.7%, from ¥11.7 billion for the year ended March 31, 2007.

For the year ended March 31, 2007 the Nikkei Stock Average hit a low of ¥14,218.60 in June 2006, reflecting appreciation of the Japanese yen and correction of global stock markets. However, such pessimistic sentiment faded and the Nikkei Stock Average recovered to ¥17, 287.65 as of March 31, 2007. During the year ended March 31, 2008, the Nikkei Stock Average recorded a high of ¥18,261.98 due to the rise of expectations for expanding Japanese corporate earnings, but retreated from highs reflecting declines in global stock prices and Japanese yen appreciation, triggered by the sub-prime mortgage crisis, and recorded ¥12,525.54 as of March 31, 2008.

•

The losses for the year ended March 31, 2008 included write-downs on listed shares for ¥28.0 billion, including ¥4.5 billion for Seven & i Holdings Co., Ltd. in the Foods & Retail Segment and ¥4.5 billion for Central Finance Co., Ltd. in the Logistics & Financial Markets Segment. Furthermore, reflecting overall decline in domestic stock markets, we recorded write-down losses in the Machinery & Infrastructure Segment in ¥8.6 billion for Yamaha Motor Co., Ltd shares and in the Chemical Segment in ¥2.8 billion for Kaneka Corporation shares(*).

•	Losses for the year ended March 31, 2007 consisted of miscellaneous small losses, including those on listed shares, amounting to ¥3.1 billion.

Comparison between the years ended March 31, 2007 and 2006

The loss on write-down of securities for the year ended March 31, 2007 was ¥11.7 billion, an increase of ¥1.1 billion, or 10.4%, from ¥10.6 billion for the year ended March 31, 2006.

For the year ended March 31, 2006, the Japanese stock markets saw an upturn following the recovery of the Japanese economy and expanding corporate earnings with the Nikkei Stock Average at ¥17,059.66 as of March 31, 2006, compared to ¥11,668.95 as of March 31, 2005. For the year ended March 31, 2007 the Nikkei Stock Average recorded ¥17, 287.65 as of March 31, 2007, as discussed above. Reflecting these developments in the stock market, the write-down of marketable securities for the year ended March 31, 2007 was ¥3.1 billion, a slight increase over ¥1.8 billion for the year ended March 31, 2006.

With respect to non-marketable securities, individual write-down losses were insignificant for the years ended March 31, 2007 and 2006.

Gain on Disposal or Sales of Property and Equipment—Net

Comparison between the years ended March 31, 2008 and 2007

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2008 was a loss of ¥0.2 billion, a decrease of ¥5.5 billion, or 103.8%, from a ¥5.3 billion gain for the year ended March 31, 2007. Loss for the year ended March 31, 2008 consisted of miscellaneous small items. For the year ended March 31, 2007, major gains resulted from disposal of warehouses and land at Tri-Net Logistics Management, Inc. (United States) and NST, Inc. (United States).

Comparison between the years ended March 31, 2007 and 2006

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2007 was ¥5.3 billion, a decrease of ¥2.2 billion, or 29.3%, from a ¥7.5 billion gain for the year ended March 31, 2006.

For the year ended March 31, 2006, major factors included a ¥5.6 billion gain on the sale of Mitsui’s company-owned welfare facilities and a ¥1.3 billion gain on the sale of its corporate residences and dormitories.

Impairment Loss of Long-Lived Assets

Comparison between the years ended March 31, 2008 and 2007

Impairment loss of long-lived assets for the year ended March 31, 2008 was ¥24.4 billion, an increase of ¥5.0 billion, or 25.8%, from ¥19.4 billion for the year ended March 31, 2007.

(*)	Mitsui’s Management principally believes that “a 50% or more decline” in fair value of a listed security leads to the conclusion that the security has an other-than-temporary impairment. In addition, management recognizes that “decline by 30% or more” also leads to the same conclusion, considering the materiality of declined value.

•

For the year ended March 31, 2008, we recorded a ¥13.9 billion loss on real estate which we possess in Saito International Culture Park (“SICP”), located in the north area of Osaka Prefecture(*). Other major losses were those related to impairment on power producing equipment at GTF Green Power Co., Ltd. (Japan), a domestic power producing operation, and on Mitsui’s corporate residences and dormitories.

•

For the year ended March 31, 2007, the subsidiaries in the Foods & Retail Segment recorded major impairment losses, namely, a ¥12.1 billion loss on intangible assets at Mitsui Norin Co., Ltd. (Japan) due to deterioration of the operating environment and a ¥2.2 billion loss at MITSUI FOODS CO., LTD. (Japan) on real estate and facilities which were idle as a result of the reorganization of distribution bases.

For more information on impairment losses on long-lived assets, see Note 10, “IMPAIRMENT LOSS OF LONG-LIVED ASSETS,” and on our reevaluation and restructuring of subsidiaries, see Note 24, “EXIT OR DISPOSAL ACTIVITIES.” As of March 31, 2008, we did not identify any material assets analyzed for impairment for which an impairment charge has not yet been recorded. Also see the relevant discussion as described later on the impairment loss at Mitsui Norin Co., Ltd. in “Operating Results by Operating Segment— Foods & Retail Segment” in this item.

Comparison between the years ended March 31, 2007 and 2006

The impairment loss on long-lived assets for the year ended March 31, 2007 was ¥19.4 billion, an increase of ¥3.6 billion or 22.8%, from ¥15.8 billion for the year ended March 31, 2006. The main elements of impairment losses for the year ended March 31, 2007 are discussed above and those for the year ended March 31, 2006 were as follows:

•	MITSUI FOODS CO., LTD. recorded a total of ¥6.0 billion impairment loss on land and facilities as a result of reorganization of the distribution bases.

•	Mitsui and domestic subsidiaries recorded a total of ¥2.8 billion in impairment losses on land for development and land for lease.

•	NST, Inc. (United States) reported a ¥1.6 billion impairment loss on plant facilities.

Impairment Loss of Goodwill

Comparison between the years ended March 31, 2008 and 2007

Impairment loss of Goodwill for the year ended March 31, 2008 was ¥2.0 billion, a decrease of ¥14.5 billion, or 87.9%, from ¥16.5 billion for the year ended March 31, 2007. Details of impairment losses are as below:

•

Mitsui Knowledge Industry Co., Ltd. (Japan) and NextCom K.K. (Japan), both of which were subsidiaries and listed on the second section of the Tokyo Stock Exchange, were merged in April, 2007. At the merger, a ¥2.5 billion gain from the exchange of shares was recognized. For the year ended March 31, 2008, Mitsui Knowledge Industry Co., Ltd. (Japan) reported a ¥2.0 billion impairment loss on its goodwill, reflecting a decline in its share price.

•

For the year ended March 31, 2007, Mitsui Norin Co., Ltd. reported a ¥16.5 billion impairment loss on all of its goodwill, using a discounted future cash flow method based on its internal operating budget for evaluation of fair value of its goodwill. After reporting this significant impairment loss, Mitsui Norin Co., Ltd. recorded net income of ¥0.3 billion for the year ended March 31, 2008, a marginal income which the management had expected considering continuously strict business conditions.

(*)	In March 2008, Urban Renaissance Agency (“URA”), an implementing body of land readjustment of SICP, announced that it would be difficult for URA to execute the project as the implementing body considering a conclusion on the project provided by the special appraisal and monitoring committee, and suggested that the project plan should be fundamentally revised. As a result of the URA’s announcement, uncertainty about the progress and profitability of the land readjustment project in SICP has increased and Mitsui recognized a ¥13.9 billion impairment loss on land, by re-examining future value based on the current prices in the nearby block.

The carrying amounts of goodwill as of Mar 31, 2008, 2007 and 2006 were ¥52.5 billion, ¥37.2 billion and ¥30.6 billion, respectively. Since the majority of the increase during the period belongs to the Americas Segment, especially subsidiaries in the United States. See Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.” As of the date of this annual report, management pays closer attention to the operating results and business of the subsidiaries in the United States in monitoring the possibility of occurrence of goodwill impairment of our overall subsidiaries, considering the deterioration in the United States economy triggered by the subprime mortgage issue.

Comparison between the years ended March 31, 2007 and 2006

Impairment loss of goodwill for the year ended March 31, 2007 was mentioned as above and there were no impairment losses for the year ended March 31, 2006.

Compensation and Other Charges Related to DPF Incident

In November 2004, Mitsui discovered that false data for diesel particulate filters (“DPF”s) manufactured by Mitsui’s subsidiary, PUREarth Incorporated (Japan), and sold by Mitsui had been produced and submitted to authorities. These filters were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure and Transport, the Ministry of the Environment, and related industry associations. Mitsui had sold approximately 21,500 units of the product.

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

For more information, see Note 21, “COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT.”

Other Expense—Net

Comparison between the years ended March 31, 2008 and 2007

Other expense—net for the year ended March 31, 2008 was a ¥3.0 billion expense, an increase of ¥2.5 billion, or 500.0%, from a loss of ¥0.5 billion in expenses for the year ended March 31, 2007. A major component of other expenses—net for the year ended March 31, 2008 was exploration expenses, mainly at Mitsui E&P Australia Pty Limited (Australia). For the year ended March 31, 2007, restructuring-related charges were reported mainly by MITSUI FOODS CO., LTD. (Japan) and Hokushuren Company Limited (Japan).

For more information on other expense—net, see Note 19, “OTHER EXPENSE (INCOME)—NET,” and on our restructuring activities, see Note 24, “EXIT OR DISPOSAL ACTIVITIES.”

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, Other expense—net was a ¥0.5 billion expense, a ¥2.5 billion deterioration from ¥2.0 billion in income for the year ended March 31, 2006.

For the year ended March 31, 2006, Other expenses—net consisted of individually small items.

Income Taxes

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008, income taxes were ¥171.2 billion, an increase of ¥25.9 billion, or 17.8%, from ¥145.3 billion for the year ended March 31, 2007, reflecting increases in income from continuing operations before income taxes, minority interests and equity in earnings. The effective tax rate was 42.6%, a decrease of 4.4 percentage points from 47.0% for the year ended March 31, 2007. The decrease was seen in the effect of taxation on dividends, application of lower income tax rates to certain taxable income at overseas subsidiaries and changes in valuation allowance, which was partly offset by a higher income tax rate on certain natural resources extracting activities including those in Australia, Thailand and Oman. For further information, see Note 20, “INCOME TAXES.”

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, income taxes were ¥145.3 billion, an increase of ¥11.2 billion, or 8.4%, from ¥134.1 billion for the year ended March 31, 2006, reflecting increases in income from continuing operations before income taxes, minority interests and equity in earnings. The effective tax rate was 47.0%, a decrease of 2.9 percentage points from 49.9% for the year ended March 31, 2006. The decline was primarily attributable to the effect of taxation on dividends to 4.0 percentage points for the year ended March 31, 2007 from 10.8 percentage points for the year ended March 31, 2006, which was partly offset by an increase in valuation allowances for the year ended March 31, 2007, particularly the allowance established at Mitsui Norin Co., Ltd.

Transfer price taxation issue with North West Shelf LNG Project

Mitsui was audited by the Tokyo Regional Taxation Bureau with regard to transfer pricing on the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. At the end of 2007 and 2006, Mitsui received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2001 and 2000. Based on the notices of assessment, the taxable incomes were corrected by ¥8.2 billion and ¥4.9 billion, and the additional tax liabilities for income taxes were ¥3.7 billion and ¥2.4 billion, respectively. Mitsui has paid the additional taxes, but, it disagrees with the assessment and registered its protest in August 2006. In addition, it lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

Mitsui believes that the amount of the correction for the years ended March 31, 2001 and 2000 and the tax liabilities for the years ended March 31, 2002 or later, arising from the final correction, if any, will be affected by the result of the mutual agreement procedure, which is still pending. The effect of this matter was recorded in accordance with FIN No.48 in the consolidated financial statements for the year ended March 31, 2008.

It is reasonably possible that the situation of the mutual agreement procedure may change within the next 12 months, and the change could decrease the unrecognized tax benefits in an amount ranging from ¥0 million to ¥5.6 billion based on current estimates.

As of March 31, 2008, the earliest tax years that remain subject to examination by major tax jurisdictions in which the companies operate are the year ended March 31, 2000 for Japan; the year ended March 31, 2003 for the United States; and the year ended March 31, 2000 for Australia.

Minority Interests in Earnings of Subsidiaries

Comparison between the years ended March 31, 2008 and 2007

Minority interests in earnings of subsidiaries for the year ended March 31, 2008 were ¥46.0 billion, a large increase of ¥28.1 billion, or 157.0%, from ¥17.9 billion for the year ended March 31, 2007. Minority interests in earnings of subsidiaries increased due to the following factors:

•

The Energy Segment recorded minority interests in earnings of ¥20.6 billion and 1.7 billion for the years ended March 31, 2008 and 2007, most of which related to Mitsui Oil Exploration Co., Ltd. (Japan) (with a minority interest of 48.5%), which became a subsidiary as a result of the acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd. (Japan) during the fourth quarter of the year ended March 31, 2007.

•

In the Foods & Retail Segment, for the year ended March 31, 2007 Mitsui Norin Co., Ltd. (Japan) (with a minority interest of 48.1%) recorded a loss from continuing operations before minority interests and equity in earnings, reflecting significant impairment losses on long-lived assets and goodwill, contributing ¥8.3 billion in minority interests in income for the year ended March 31, 2007. For the year ended March 31, 2008, its operating results recovered to a marginally positive amount of income and zero minority interest is recorded.

•

The Mineral & Metal Resources Segment recorded minority interests in earnings of ¥7.2 billion and ¥7.3 billion for the years ended March 31, 2008 and 2007, in Japan Collahuasi Resources B.V. (Netherlands) (with a minority interest of 38.1%), which owns an interest in a copper mine joint venture, Compania Minera Dona Ines de Collahuasi SCM (Chile).

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, minority interests in earnings of subsidiaries were ¥17.9 billion, an increase of ¥4.2 billion, or 30.7%, from ¥13.7 billion for the year ended March 31, 2006. Major factors are provided below.

•

For the year ended March 31, 2007, the Mineral & Metal Resources Segment recorded ¥7.3 billion in minority interests in earnings, up from ¥1.4 billion for the year ended March 31, 2006. Japan Collahuasi Resources B.V. (Netherlands) (with a minority interest of 38.1%), which owns an interest in a copper mine joint venture, Compania Minera Dona Ines de Collahuasi SCM (Chile), recorded increases in minority interests in earnings, reflecting higher copper prices.

•

The Energy Segment and the Chemical Segment also reported increases in minority interests in earnings, mainly attributable to Mitsui Oil Exploration Co., Ltd., which was newly consolidated as a subsidiary in the fourth quarter of the year ended March 31, 2007, and Japan-Arabia Methanol Co., Ltd., which recorded an increase in earnings supported by a favorable market environment.

•

For the year ended March 31, 2007, in the Foods & Retail Segment, Mitsui Norin Co., Ltd. (with a minority interest of 48.1%) recorded ¥8.3 billion in minority interest in income for the year ended March 31, 2007 compared to a ¥0.2 billion loss for the year ended March 31, 2006.

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

Comparison between the years ended March 31, 2008 and 2007

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥154.3 billion, a slight increase of ¥1.2 billion, or 0.8%, from ¥153.1 billion for the year ended March 31, 2007. Major factors for improved earnings are as follows. (See “Operating Results by Operating Segment” for detailed discussion.):

•

For the year ended March 31, 2008, the Mineral & Metal Resources Segment reported ¥71.2 billion equity in earnings, an increase of ¥10.9 billion, from ¥60.3 billion for the year ended March 31, 2007. Earnings increased at Valepar S.A. (Brazil)(*1) due to strong operating results of Companhia Vale do Rio Doce in Brazil (“Vale”) reflecting higher iron prices and contributions from Inco Limited (currently Vale Inco Limited) following the acquisition by Vale during the fourth quarter of the year ended March 31, 2007.

•

For the year ended March 31, 2008, the Energy Segment reported ¥36.8 billion equity in earnings, a decrease of ¥7.6 billion, from ¥44.4 billion for the year ended March 31, 2007. Operating results of Mitsui Oil Exploration Co., Ltd. were reported as earnings of an associated company up to the third quarter of the year ended March 31, 2007. However upon Mitsui’s acquisition of the additional voting shares in the fourth quarter of the year ended March 31, 2007, its operating results are now reported within line items of the consolidated statement of income for the year ended March 31, 2008. On the other hand, a LNG and oil development associated company, Japan Australia LNG (MIMI) Pty. Ltd. (Australia), recorded a slight increase in earnings.

•

For the year ended March 31, 2008, the Machinery & Infrastructure Projects Segment reported a ¥20.3 billion equity in earnings, a decrease of ¥1.1 billion, from ¥21.4 billion for the year ended March 31, 2007. This segment recorded a loss reflecting an other-than-temporary decline in share price of ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts. In addition, IPM Eagle LLP (United Kingdom) and others recorded a total of ¥5.8 billion mark-to-market evaluation loss on long-term swap agreements at their overseas power operations for the year ended March 31, 2008(*2), while Brazilian gas distribution associated companies reported improved earnings.

•	Other operating segments also recorded improvement in general, mainly in the Consumer Service & IT Segment.

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, equity in earnings of associated companies—net (after income tax effect) was ¥153.1 billion, a significant increase of ¥58.9 billion, or 62.5%, from ¥94.2 billion for the year ended March 31, 2006.

•

For the year ended March 31, 2007, the Mineral & Metal Resources Segment reported ¥60.3 billion equity in earnings, a significant increase of ¥32.3 billion, from ¥28.0 billion for the year ended March 31, 2006. This is attributable to Compania Minera Dona Ines de Collahuasi SCM reflecting higher copper prices, and Valepar S.A. and Robe River Mining Company Pty. Ltd. (Australia) reflecting higher iron ore prices.

(*1)	Valepar S.A. is a controlling shareholder of Vale, Companhia Vale do Rio Doce, a mineral resources company in Brazil, previously abbreviated as “CVRD”.
(*2)	An Australian power producing operation of IPM Eagle had concluded a long term power price swap contract, corresponding to a power supply contract until 2016. Reflecting fluctuations in the Australian open electricity market, it recognizes mark-to-market evaluation profit and loss. See also “Machinery & Infrastructure Projects Segment” of “Operating Results by Operating Segment” for further information.

•

The Energy Segment reported ¥44.4 billion equity in earnings, an increase of ¥9.8 billion from ¥34.6 billion for the year ended March 31, 2006. Earnings increased at Japan Australia LNG (MIMI) Pty, Ltd. and at Mitsui Oil Exploration Co., Ltd..

•	Other operating segments also recorded improvement in general, mainly in the Machinery & Infrastructure Projects Segment and the Consumer Service & IT Segment.

Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)

Comparison between the years ended March 31, 2008 and 2007

Income from discontinued operations—net (after income tax effect) for the year ended March 31, 2008 was ¥71.0 billion, a significant increase of ¥68.6 billion, or 2,858.3%, from ¥2.4 billion for the year ended March 31, 2007. Major components of discontinued operations for the year ended March 31, 2008 and 2007 were as follows:

•

For the year ended March 31, 2008, we divested our entire stake in Sesa Goa Limited (India) and recorded a ¥55.2 billion gain in income in line with an on-going optimization initiative of the business portfolio in our worldwide iron ore mining operations. For the year ended March 31, 2007, Sesa Goa Limited reported ¥1.4 billion in net income.

•

We divested our entire oil and gas producing interest in Wandoo Petroleum Pty Limited (Australia) and recorded a ¥9.6 billion gain in income. For the year ended March 31, 2007, Wandoo Petroleum Pty Limited reported ¥0.2 billion in net income.

•

For the year ended March 31, 2008, we liquidated an aircraft leasing company of Tombo Aviation (United States) after divesting all its aircraft and recorded ¥4.4 billion in income, while it reported ¥0.3 billion in income for the year ended March 31, 2007.

•

For the year ended March 31, 2008, Mitsui Bussan House-Techno, Inc., which discontinued housing business during the year ended March 31, 2007, recorded a ¥0.2 billion gain in income. For the year ended March 31, 2008, Mitsui Bussan House-Techno recorded ¥1.1 billion in net loss.

Mitsui Bussan House Techno recorded estimated cost of ¥5.3 billion to meet future requirements for products warranties and maintenance Services for the year ended March 31, 2007. For further information about the products warranties, refer to Note 22, “CONTINGENT LIABILITIES”. Except Mitsui Bussan House-Techno there is no significant contingent liability from the discontinued operations.

For additional information about our discontinued operations, see Note 4, “DISCONTINUED OPERATIONS.”

Comparison between the years ended March 31, 2007 and 2006

For the year ended March 31, 2007, income from discontinued operations—net (after income tax effect) was ¥2.4 billion, a ¥15.1 billion improvement from a loss of ¥12.7 billion for the year ended March 31, 2006.

•

The primary component of discontinued operations for the year ended March 31, 2007 was Mitalco Inc. (United States) owned jointly by the Mineral & Metal Resources Segment and the Americas Segment. Mitalco Inc. held a 32% stake in two aluminum smelting facilities in the United States and had mainly been engaged in manufacturing and the sale of aluminum. Because of the declining profitability resulting from the deterioration in the terms of the power purchase contract during the course of renewal negotiations, we divested our entire stake in both facilities. The income (loss) from the discontinued operation of Mitalco Inc. for the years ended March 31, 2007 and 2006 were ¥3.1 billion in income and a ¥14.5 billion loss, respectively.

•

The primary component of discontinued operations for the year ended March 31, 2006 was Arcadia Petroleum Ltd. (United Kingdom), a crude oil trading subsidiary reported in the Energy Segment and the Europe, the Middle East and Africa Segment. While Arcadia Petroleum Ltd. had been trading physical crude oil as well as future oil and oil derivatives, its expanding activity under booming oil prices exposed us to larger risks, such as market risk, and would have required us to invest in additional operating resources. As a result of an overall review of the business model of Arcadia Petroleum Ltd. and our business portfolio, we decided to sell all the shares of Arcadia Petroleum Ltd. to a new owner. We divested all shares during the year ended March 31, 2006. The income from discontinued operation of Arcadia Petroleum Ltd. was minimal for the year ended March 31, 2006.

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

Our operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments, totaling eleven reportable operating segments.

Based on the reorganization effective April 1, 2007, the operating segment is changed as below. The operating segment information for the year ended March 31, 2007 and 2006 has been restated to conform to the current year presentation.

•

“Iron & Steel Raw Materials and Non-Ferrous Metals” changed its name to “Mineral & Metal Resources” and coal and nuclear fuel businesses previously included in “Iron & Steel Raw Materials and Non-Ferrous Metals”, were transferred to “Energy.”

•

The former “Lifestyle, Consumer Service and Information, Electronics & Telecommunication” changed its name to “Consumer Service & IT” to reflect the change of the composition of the reportable segment.

•	The former “Asia” changed its name to “Asia Pacific”, newly including subsidiaries in the Oceania region which were formerly included in “Other Overseas Areas.”

•	The former “Europe” changed its name to “Europe, the Middle East and Africa”, newly including subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas.”

Our operating segment information for gross profit, operating income (loss), equity in earnings (losses) of associated companies and net income (loss) for the years ended March 31, 2008, 2007 and 2006 is as follows:

Operating Segment Information

Gross Profit

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Iron & Steel Products	¥61.3	¥57.7	¥54.4	¥3.6	¥3.3
Mineral & Metal Resources	95.8	111.0	88.5	(15.2)	22.5
Machinery & Infrastructure Projects	134.1	108.0	90.6	26.1	17.4
Chemical	110.3	103.1	97.8	7.2	5.3
Energy	219.3	123.9	107.0	95.4	16.9
Foods & Retail	81.2	81.3	79.9	(0.1)	1.4
Consumer Service & IT	116.7	130.0	128.4	(13.3)	1.6
Logistics & Financial Markets	55.1	60.5	51.4	(5.4)	9.1
Americas	54.0	64.7	61.6	(10.7)	3.1
Europe, the Middle East and Africa	26.8	25.4	24.3	1.4	1.1
Asia Pacific	33.1	30.7	30.4	2.4	0.3

Total	987.7	896.3	814.3	91.4	82.0

All Other	5.5	4.3	7.1	1.2	(2.8)
Adjustments and Eliminations	(5.1)	(34.3)	(36.8)	29.2	2.5

Consolidated Total	¥988.1	¥866.3	¥784.6	¥121.8	¥81.7

Operating Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Iron & Steel Products	¥25.6	¥25.6	¥26.5	¥0.0	¥(0.9)
Mineral & Metal Resources	79.0	91.3	68.5	(12.3)	22.8
Machinery & Infrastructure Projects	32.0	20.9	21.7	11.1	(0.8)
Chemical	46.2	35.3	34.0	10.9	1.3
Energy	172.4	81.3	70.7	91.1	10.6
Foods & Retail	16.6	10.9	9.2	5.7	1.7
Consumer Service & IT	18.9	20.3	25.0	(1.4)	(4.7)
Logistics & Financial Markets	20.9	24.2	17.6	(3.3)	6.6
Americas	2.0	21.4	21.7	(19.4)	(0.3)
Europe, the Middle East and Africa	1.8	3.0	4.7	(1.2)	(1.7)
Asia Pacific	7.6	9.5	11.2	(1.9)	(1.7)

Total	423.0	343.7	310.8	79.3	32.9

All Other	(1.4)	(4.4)	(3.2)	3.0	(1.2)
Adjustments and Eliminations	(46.8)	(56.5)	(59.9)	9.7	3.4

Consolidated Total	¥374.8	¥282.8	¥247.7	¥92.0	¥35.1

Operating Income (Loss)

Operating income (loss) is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income (loss) reflects our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Equity in Earnings (Losses) of Associated Companies

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Iron & Steel Products	¥4.9	¥3.1	¥2.9	¥1.8	¥0.2
Mineral & Metal Resources	71.2	60.3	28.0	10.9	32.3
Machinery & Infrastructure Projects	20.3	21.4	14.6	(1.1)	6.8
Chemical	5.8	4.9	3.2	0.9	1.7
Energy	36.8	44.4	34.6	(7.6)	9.8
Foods & Retail	3.1	3.8	3.5	(0.7)	0.3
Consumer Service & IT	8.2	8.7	3.5	(0.5)	5.2
Logistics & Financial Markets	(1.8)	2.0	3.9	(3.8)	(1.9)
Americas	5.0	3.8	2.1	1.2	1.7
Europe, the Middle East and Africa	0.3	0.3	(0.2)	0.0	0.5
Asia Pacific	1.1	0.7	0.8	0.4	(0.1)

Total	154.9	153.4	96.9	1.5	56.5

All Other	0.1	0.1	0.3	0.0	(0.2)
Adjustments and Eliminations	(0.7)	(0.4)	(3.0)	(0.3)	2.6

Consolidated Total	¥154.3	¥153.1	¥94.2	¥1.2	¥58.9

Net Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Iron & Steel Products	¥20.3	¥20.6	¥19.3	¥(0.3)	¥1.3
Mineral & Metal Resources	177.0	98.3	44.8	78.7	53.5
Machinery & Infrastructure Projects	35.0	33.6	30.6	1.4	3.0
Chemical	18.4	19.3	12.1	(0.9)	7.2
Energy	124.1	75.7	50.8	48.4	24.9
Foods & Retail	10.5	(12.3)	(3.2)	22.8	(9.1)
Consumer Service & IT	12.0	16.6	17.5	(4.6)	(0.9)
Logistics & Financial Markets	7.5	14.6	13.4	(7.1)	1.2
Americas	4.3	16.9	12.7	(12.6)	4.2
Europe, the Middle East and Africa	5.0	4.1	5.0	0.9	(0.9)
Asia Pacific	22.5	22.0	22.8	0.5	(0.8)

Total	436.6	309.4	225.8	127.2	83.6

All Other	(7.1)	5.8	11.8	(12.9)	(6.0)
Adjustments and Eliminations	(19.4)	(13.7)	(35.2)	(5.7)	21.5

Consolidated Total	¥410.1	¥301.5	¥202.4	¥108.6	¥99.1

Iron & Steel Products Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥61.3	¥57.7	¥54.4	¥3.6	¥3.3
Operating Income	25.6	25.6	26.5	0.0	(0.9)
Equity in Earnings of Associated Companies	4.9	3.1	2.9	1.8	0.2
Net Income	20.3	20.6	19.3	(0.3)	1.3

Comparison between the Year Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥61.3 billion, an increase of ¥3.6 billion from ¥57.7 billion for the year ended March 31, 2007. Overall steel products business continued to show solid performance mainly in high-end tubular products for energy applications, automobile steel plates and shipbuilding steel plates. Regency Steel Asia Pte Ltd. (Singapore) also contributed to the increase in earnings, reflecting robust operations for construction material, tubular products and steel plates for the Asian market.

Operating income for the year ended March 31, 2008 was ¥25.6 billion, the same as the year ended March 31, 2007. The increase in gross profit was mainly offset by higher selling, general and administrative expenses.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥4.9 billion, an increase of ¥1.8 billion from ¥3.1 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥20.3 billion, a ¥0.3 billion decrease from ¥20.6 billion for the year ended March 31, 2007, due to a decrease of gain on sales of securities, although there was an increase in equity in earnings of associated companies.

Comparison between the Year Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥57.7 billion, an increase of ¥3.3 billion from ¥54.4 billion for the year ended March 31, 2006. The overall steel products market conditions stayed firm, reflecting tight global supply-demand balance and steady domestic economy. Transactions in high-end products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development especially contributed to the high level of gross profit. Furthermore, rising stainless steel products prices and strong performance at Regency Steel Asia Pte Ltd. contributed to the increase in gross profit.

Operating income for the year ended March 31, 2007 was ¥25.6 billion, a decrease of ¥0.9 billion from ¥26.5 billion for the year ended March 31, 2006. Increases in selling, general and administrative expenses and provision for doubtful receivables outweighed the above-mentioned increase in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.1 billion, an increase of ¥0.2 billion from ¥2.9 billion for the year ended March 31, 2006.

Net income for the year ended March 31, 2007 was ¥20.6 billion, a ¥1.3 billion increase from ¥19.3 billion for the year ended March 31, 2006. Gains on sales of shares in domestic listed companies and dividend income from an overseas steel manufacturer contributed to increases in net income, offsetting the decrease in operating income.

Mineral & Metal Resources Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥95.8	¥111.0	¥88.5	¥(15.2)	¥22.5
Operating Income	79.0	91.3	68.5	(12.3)	22.8
Equity in Earnings of Associated Companies	71.2	60.3	28.0	10.9	32.3
Net Income	177.0	98.3	44.8	78.7	53.5

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥95.8 billion, a decrease of ¥15.2 billion from ¥111.0 billion for the year ended March 31, 2007 as a result of the following:

•

The divestiture in April 2007 of our entire holding in Sesa Goa Limited, formerly our iron ore subsidiary, which resulted in a decrease of this segment’s gross profit by ¥27.2 billion(*), the amount which Sesa Goa Limited contributed for the year ended March 31, 2007.

•

The International Iron and Steel Institute reported in May 2008 that global crude steel output for 2007 (calendar year) maintained a high level of 1,344 million metric tons, following 1,250 million metric tons for 2006. Reflecting tight supply-demand balance in Asia, especially in China, iron ore prices for the year ending March 31, 2008 increased by 9.5 % from the year ended March 31, 2007. Consequently, gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) increased by ¥8.7 billion and ¥4.3 billion, respectively. At Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd., shipments (on our equity production basis, preliminary figures) stayed at almost the same levels of 22.6 million tons and 3.1 million tons respectively for the year ended March 31, 2008, from 22.8 million tons and 2.9 million tons respectively for the year ended March 31, 2007.

Operating income for the year ended March 31, 2008 was ¥79.0 billion, a decrease of ¥12.3 billion from ¥91.3 billion for the year ended March 31, 2007, due to the above-mentioned decrease in gross profit. There was a marginal improvement in selling, general administrative expenses as a result of the divestiture of Sesa Goa Limited.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥71.2 billion, an increase of ¥10.9 billion from ¥60.3 billion for the year ended March 31, 2007. Major factors contributing to the increase were as follows:

•

Valepar S.A. (Brazil) posted a net income of ¥34.1 billion, an increase by ¥9.1 billion from ¥25.0 billion including a ¥5.6 billion one-time gain on issuance of stock by Vale in exchange for Caemi Mineraçã o e Metalurgia S.A stock in the year ended March 31, 2007. This increase is due to strong operating results of Vale reflecting higher iron prices and contributions from newly acquired Inco Limited (currently Vale Inco Limited) following the acquisition by Vale during the fourth quarter of the year ended March 31, 2007.

•

Earnings of Compania Minera Dona Ines de Collahuasi SCM (Chile) was a net income of ¥18.9 billion, a decrease of ¥0.3 billion from the year ended March 31, 2007. The LME copper price for 2007 (calendar year) was U.S.$7,126 per ton on average compared to U.S.$6,731 per ton for 2006 (calendar year).

•	Sims Group Limited (Australia), a metal recycler, added a new contribution in earnings of ¥1.9 billion for the year ended March 31, 2008.

Net income for the year ended March 31, 2008 was ¥177.0 billion, a significant increase of ¥78.7 billion from ¥98.3 billion for the year ended March 31, 2007. Besides the above-mentioned factors, there were significant gains from divestitures for the year ended March 31, 2008 and 2007 as follows:

•

For the year ended March 31, 2008, this segment recorded a ¥93.9 billion gain on the sale of its whole stake in Sesa Goa Limited(*). In addition, it also recorded a ¥12.4 billion gain on the sale of shares in Empreendimentos Brasileiros de Mineração S.A.

(*)	In the consolidated statements of income, net income of Sesa Goa for the years ended March 31, 2008, 2007 and 2006 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of Sesa Goa have been included in and presented as continuing operation.

•	For the years ended March 31, 2008 and 2007, this segment recorded ¥14.2 billion and ¥9.4 billion gains on the sale of shares in Toho Titanium Co., Ltd. (Japan), respectively.

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥111.0 billion, an increase of ¥22.5 billion from ¥88.5 billion for the year ended March 31, 2006.

The International Iron and Steel Institute reported in May 2007 that global crude steel output for 2006 (calendar year) maintained a high level of 1,244 million metric tons, following 1,142 million metric tons for 2005. Iron ore prices for the year ended March 31, 2007 rose by 19% from the year ended March 31, 2006, resulting in increases in gross profit at Mitsui Iron Ore Development Pty. Ltd., and Mitsui Itochu Iron Pty. Ltd. by ¥13.7 billion, and ¥3.6 billion, respectively. At Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd., shipments (on our equity production basis) increased slightly to 21.9 million tons and 2.9 million tons, respectively, for the year ended March 31, 2007 from 21.8 million tons and 2.5 million tons, respectively, for the year ended March 31, 2006.

Operating income for the year ended March 31, 2007 was ¥9l.3 billion, an increase of ¥22.8 billion from ¥68.5 billion for the year ended March 31, 2006.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥60.3 billion, a significant increase of ¥32.3 billion from ¥28.0 billion for the year ended March 31, 2006. Major factors were as follows:

•

Supported by higher market prices of their mining products, our equity in earnings of Valepar S.A. was ¥25.0 billion, including a ¥5.6 billion gain on issuance of stock by Vale in exchange for Caemi Mineração e Metalurgia S.A stock, which was a ¥10.4 billion increase from the year ended March 31, 2006.

•	Robe River Mining Company Pty. Ltd. (Australia), an iron ore mining company, recorded earnings of ¥12.3 billion, an increase of ¥3.3 billion from the year ended March 31, 2006.

•

Compania Minera Dona Ines de Collahuasi SCM recorded earnings of ¥19.2 billion, an increase of ¥15.5 billion from the year ended March 31, 2006, due to the rise in copper prices as well as a tax effect on its retained earnings for the additional Chilean tax charged to dividend recipients which took place in the year ended March 31, 2006. The LME copper price for 2006 (calendar year) was U.S.$6,731 per ton on average, a significant increase from U.S.$3,684 per ton for 2005 (calendar year).

Net income for the year ended March 31, 2007 was ¥98.3 billion, a ¥53.5 billion increase from ¥44.8 billion for the year ended March 31, 2006. In addition to improvements in operating income and equity in earnings of associated companies, the following components contributed to this increase:

•	This segment recorded a ¥14.2 billion gain on the sale of shares in Toho Titanium Co., Ltd. for the year ended March 31, 2007.

•

For the year ended March 31, 2006, an aluminum smelting subsidiary, Mitalco Inc. (United States), recorded an ¥11.8 billion impairment loss on plant facilities and ¥11.5 billion in other expenses including impairment on goodwill. However, it recorded a gain on the sale of its stake in aluminum smelters for the year ended March 31, 2007.

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for Iron Ore, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

The iron ore production joint venture businesses in Australia and other regions in which we participate with major overseas mineral resources companies conclude supply contracts with Japanese steel manufacturers and major clients in other countries every year. Based on such contracts, sales prices are reviewed and renegotiated each fiscal year. (Unit prices for iron ore from each mine in production also reflect the difference of respective grades and types.)

Annual prices of iron ore for the year ending March 31, 2009 have risen sharply after long negotiations between major mining houses and worldwide major users. Price negotiation on Brazilian iron ore was firstly settled in February 2008, resulting in a 65% price increase for a certain ore type over the annual prices for the year ended March 31, 2008. Later on, in June and July 2008, Australian lump ore and fine ore prices were fixed, reflecting increase of 96.5% and 79.88%, respectively over the annual prices for the year ended March 31, 2008. FOB prices of Brazilian iron ore and Australian iron ore had been the same level as a customary practice in this industry up to the year ended March 31, 2008. However, Australian iron ore producers insisted that different price be applied, reflecting ocean freight difference between Australia and Brazil to major steel making countries, China and Japan.

Fluctuations in iron ore prices directly affect revenues from the equity-based production at our iron ore subsidiaries and associated companies. For the year ending March 31, 2009, we estimate that the impact on net income from a change of U.S.$1 per ton in iron ore price would be approximately ¥2.6 billion.

For the year ended March 31, 2008, the equity-based shipments of our overseas subsidiaries and associated companies amounted to approximately 40 million tons of iron ore. The above-mentioned effect is calculated based on the assumptions of an estimated increase in production in line with our holdings after the year ended March 31, 2008, and a specific range of foreign exchange rates for the Japanese yen, U.S. dollar, Australian dollar and Brazilian real.

Efforts are being undertaken at each mine to expand production and shipments, but production costs are increasing amid a global trend of rising material and equipment costs as well as utility costs. In natural resource producing countries such as Australia and Brazil, there is a general trend toward currency appreciation in line with the growing export of those products, resulting in a negative impact on the revenues of our overseas subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

In order to respond to tightening supply-demand balance, major iron ore producers are investing to increase production capacity. As of March 31, 2008, noteworthy developments in iron ore projects in which we hold stakes are as follows: (Unless otherwise noted, production amounts represent a 100% basis.)

•

Our iron ore mining joint ventures led by the BHP Billiton group have completed expanding to raise the combined iron ore production capacity to 129 million tons per annum from 118 million tons. In addition, the joint venture members have further agreed to an expansion plan to increase annual production capacity to 155 million tons and to start production by 2010. Furthermore, joint venture members have agreed to approve capital investment representing pre-approval of expenditures involving the expansion of railway and ports in parallel with current construction, with the aim being to increase annual production capacity to 200 million tons by 2011.

•

In the iron ore mining joint venture led by Rio Tinto group, participants have agreed to a plan to increase port capacity at Cape Lambert in the Pilbara region of Western Australia from nameplate capacity of 55 to 80 million tons per annum by the end of 2008 and construction is ongoing.

Furthermore, the joint venture decided to develop the Mesa A / Warramboo mine in the Pilbara region of Western Australia. The new mine will have a full scale capacity of 25 million tons per annum and is expected to start production in 2010. The total mine life of Mesa A is expected to be 11 years. With this addition, total production of Robe Valley pisolite ore will be maintained at 32 million tons per annum.

Including those we are participating in, most of the iron ore mining projects have plans for expanding their production capacity. As there are too many uncertainties including demand from China and other emerging countries, it is difficult for our management to draw up definitive forecasts on supply-demand balance and prices at this point in time.

Machinery & Infrastructure Projects Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥134.1	¥108.0	¥90.6	¥26.1	¥17.4
Operating Income	32.0	20.9	21.7	11.1	(0.8)
Equity in Earnings of Associated Companies	20.3	21.4	14.6	(1.1)	6.8
Net Income	35.0	33.6	30.6	1.4	3.0

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥134.1 billion, an increase of ¥26.1 billion from ¥108.0 billion for the year ended March 31, 2007.

•

Overseas automotive-related subsidiaries continued to post solid performance, particularly the motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) reported higher gross profit, along with an automobile sales dealer company in Russia and other areas. In addition, there were contributions from a newly acquired machine tools subsidiary, Ellison Technologies Inc. (United States).

•

Ocean vessels and marine project businesses showed overall strong performance through marketing newly built and second hand vessels, operating and chartering vessels and energy related businesses, supported by continued strong demand.

•	Gross profit increased due to expanding operations at the two rolling stock leasing subsidiaries in Europe and plant businesses including power generation businesses.

Operating income for the year ended March 31, 2008 was ¥32.0 billion, an increase of ¥11.1 billion from ¥20.9 billion for the year ended March 31, 2007. The increase is primarily attributable to the improvement in gross profit in ocean vessels and marine project businesses and infrastructure projects businesses. Operating income of automotive and machine tools related subsidiaries slightly increased, as increases in their gross profit was mostly offset by increases in selling, general and administrative expenses and provision for doubtful receivables.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥20.3 billion, a decrease of ¥1.1 billion from ¥21.4 billion for the year ended March 31, 2007.

•

Overseas power producing businesses such as IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported equity in earnings of ¥4.1 billion in total, a decrease of ¥5.4 billion from ¥9.5 billion earnings for the year ended March 31, 2007. The decrease is due to a ¥5.8 billion mark-to-market evaluation losses for the year ended March 31, 2008 which were recorded mainly by IPM Eagle on long-term swap contracts, among others in its Australian power producing operations.

•

This segment recorded a ¥4.4 billion equity in loss reflecting an other-than-temporary decline in share price of ASAHI TEC CORPORATION (Japan)(*1), a manufacturer of ductile iron cast parts and aluminum forged parts.

•	The other associated companies reported improved earnings in general, such as the gas distribution companies in Brazil and the automotive and construction machinery related businesses.

Net income for the year ended March 31, 2008 was ¥35.0 billion, an increase of ¥1.4 billion from ¥33.6 billion for the year ended March 31, 2007. In addition to the above-mentioned factors, for the year ended March 31, 2008, this segment recorded:

•	gains on sales of aircraft which were previously leased to others at Tombo Aviation, Inc. (United States)(*2); and

•	a ¥8.6 billion loss on the write down of shares in Yamaha Motors Co., Ltd., reflecting an other-than-temporary decline in its market price(*3).

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥108.0 billion, an increase of ¥17.4 billion from ¥90.6 billion for the year ended March 31, 2006.

•

In machinery business fields, improvement in gross profit was primarily attributable to a motorcycle retail finance company, P.T. Bussan Auto Finance, and automotive-related subsidiaries in the Americas and Europe and overseas construction machinery subsidiaries, as well as ocean vessels and marine project businesses.

•

In infrastructure projects business fields, gross profit slightly increased due to expanding operations of rolling stock leasing subsidiaries in Europe and the Americas, while there were decreases in executed and completed amounts of various overseas construction projects including power plant projects.

Operating income for the year ended March 31, 2007 was ¥20.9 billion, a decrease of ¥0.8 billion from ¥21.7 billion for the year ended March 31, 2006. The decrease is primarily attributable to the decrease in gross profit related to overseas plant project businesses and a new provision for doubtful receivables for an overseas customer. Operating income of subsidiaries in the machinery business and rolling stock leasing subsidiaries improved slightly. However, the growth in gross profit was largely offset by the increases in selling, general and administrative expenses and provision for doubtful receivables especially to automotive related customers.

(*1)	Regarding investment in associated companies listed on Japanese and/or overseas stock exchanges, when we observe an other-than-temporary decline including the case that its book value exceeds the market value, we recognize a balance between the book value and market value as loss in account title of equity in loss of associated companies. The market price of ASAHI TECH Corporation (listed on the first section of the Tokyo Stock Exchange) declined significantly from the end of 2006 to the middle of 2007. For the year ended March 31, 2008, we concluded it was an other-than-temporary decline in fair value loss in the account title of equity in earnings/losses of associated companies.
(*2)	In the consolidated statements of income, net income of Tombo Aviation, Inc. for the years ended March 31, 2008 and 2007 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company are presented and discussed according to line items of the consolidated statements of income.
(*3)	Mitsui’s Management principally recognizes that a 50% or more decline in fair value of a security from cost leads to the conclusion that the security has an other-than-temporary impairment. In addition, management recognizes an other-than-temporary impairment in case of a 30% or more and less than 50% decline, considering the materiality of declined value. The closing share price of Yamaha Motor Co., Ltd. at the Tokyo Stock Exchange was ¥1,834 leading to a more than 30% decline from the cost. As of the end of June 2008, its closing share price at the Tokyo Stock Exchange was ¥1,987, which was slightly less than a 30% decline.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥21.4 billion, an increase of ¥6.8 billion from ¥14.6 billion for the year ended March 31, 2006. Equity in earnings of overseas power producing businesses recorded an increase of ¥3.9 billion from the year ended March 31, 2006, which was mainly attributable to a strong performance by IPM Eagle LLP including contribution from the Saltend Power Plant acquired in the third quarter of the year ended March 31, 2006 and P.T. Paiton Energy. In addition, a newly acquired gas distribution business in Brazil contributed, and overseas associated companies engaged in automotive related business and construction machinery business performed strongly as well.

Net income for the year ended March 31, 2007 was ¥33.6 billion, an increase of ¥3.0 billion from ¥30.6 billion for the year ended March 31, 2006, principally due to the increase in equity in earnings, while partly offset by increased interest expense.

Chemical Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥110.3	¥103.1	¥97.8	¥7.2	¥5.3
Operating Income	46.2	35.3	34.0	10.9	1.3
Equity in Earnings of Associated Companies	5.8	4.9	3.2	0.9	1.7
Net Income (Loss)	18.4	19.3	12.1	(0.9)	7.2

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥110.3 billion, an increase of ¥7.2 billion from ¥103.1 billion for the year ended March 31, 2007. The principal developments in this segment were as follows:

•

Gross profit continued to stay at high levels, reflecting a solid performance mainly in ammonia and methanol; however, the basic petrochemicals business recorded a decrease in gross profit due to a sharp decrease in margins following a rapid increase in prices of crude oil and naphtha.

•

Gross profit increased at Novus International, Inc. (United States), a feed additive manufacturing subsidiary, due to improvement in both sales volume and margin. Business expansions of agricultural chemicals in Europe also contributed to achieving improved gross profit.

•

The sulphur business improved its performance, substantially supported by a globally strong demand for agriculture products. Performance of inorganic chemicals and plastics including IT related parts and components remained solid, reflecting a strong demand particularly in Asia.

Operating income for the year ended March 31, 2008 was ¥46.2 billion, an increase of ¥10.9 billion from ¥35.3 billion for the year ended March 31, 2007. The improvement was primary attributable to the increase in gross profit, and also to the one-time expense from the increase in provision for doubtful receivables at Fertilizantes Mitsui S.A. Industria e Comercio (Brazil) for the year ended March 31, 2007.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥5.8 billion, an increase of ¥0.9 billion from ¥4.9 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥18.4 billion, a decrease of ¥0.9 billion from ¥19.3 billion for the year ended March 31, 2007. Besides the above-mentioned improvements for the year ended March 31, 2008, this segment recorded the following:

•

For the year ended March 31, 2007, this segment recorded a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost which had been set up based on estimated cost for compensation and other charges related to the DPF incident during past years as a result of completion of the redemption of the relevant DPFs. For more information, see Note 21, “COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT.”

•	This segment recorded a gain on the sale of shares in Toho Titanium Co., Ltd., for the years ended March 31, 2008 and March 31, 2007.

•	For the year ended March 31, 2008, this segment recorded a ¥4.7 billion loss on the write down of shares mainly in Kaneka Corporation, reflecting other-than-temporary decline in their market prices.

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

•

Gross profit increased by ¥4.0 billion at Novus International, Inc., whose profit margin recovered due to improvement in market prices as well as reduced pressure from raw materials prices coupled with reversal effects of the losses associated with hurricane Katrina, which hit the United States during the year ended March 31, 2006.

Operating income for the year ended March 31, 2007 was ¥35.3 billion, an increase of ¥1.3 billion from ¥34.0 billion for the year ended March 31, 2006. The improvement in gross profit was partly offset by increases in selling, general and administrative expenses and the provision for doubtful receivables including that of Fertilizantes Mitsui S.A. Industria e Comercio.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥4.9 billion, an increase of ¥1.7 billion from ¥3.2 billion for the year ended March 31, 2006, mainly due to the contribution of International Methanol Company (Saudi Arabia), a methanol manufacturer, supported by a favorable market environment.

Net income for the year ended March 31, 2007 was ¥19.3 billion, an increase of ¥7.2 billion from ¥12.1 billion for the year ended March 31, 2006. In addition to the increases in operating income and equity in earnings of associated companies, Mitsui recorded a credit to income of ¥3.9 billion as a result of the reversal of the accrued cost related to the DPF incident during past years as a result of completion of redemption of the relevant DPFs. Mitsui recorded a ¥9.0 billion user response charge for the year ended March 31, 2006.

Energy Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥219.3	¥123.9	¥107.0	¥95.4	¥16.9
Operating Income	172.4	81.3	70.7	91.1	10.6
Equity in Earnings of Associated Companies	36.8	44.4	34.6	(7.6)	9.8
Net Income	124.1	75.7	50.8	48.4	24.9

Comparison between the Years Ended March 31, 2008 and 2007

After reaching U.S.$72 per barrel in September 2006, Japan Crude Cocktail (“JCC”) dropped to U.S.$55 per barrel in February 2007. It then bounced back sharply and reached U.S.$95.4 per barrel in March 2008. On average, crude oil prices continued to rise, reflecting strong demand supported by global expansion, geopolitical uncertainty surrounding supply from the Middle East and other oil producing regions, and an influx of speculative money into the futures markets. Average JCC for the year ended March 31, 2008 was U.S.$78.71 per barrel compared to U.S.$ 63.50 per barrel for the year ended March 31, 2007. Average JCC for calendar year 2007 was U.S.$69.41 compared to U.S.$ 63.94 for calendar year 2006.

We have found that the JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment within a zero to 6 month time lag. Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the year ended March 31, 2008 and 2007 were U.S.$71 per barrel and U.S.$64 per barrel, respectively.

Gross profit for the year ended March 31, 2008 was ¥219.3 billion, a significant increase of ¥95.4 billion from ¥123.9 billion for the year ended March 31, 2007 primarily due to the following factors:

•

As a result of Mitsui’s acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd. (Japan) during the 4th quarter of the year ended March 31, 2007, Mitsui Oil Exploration Co., Ltd., formerly an associated company, became a subsidiary with Mitsui’s 50.3% voting interest (51.03% as of March 31, 2008). There was a new contribution to gross profit from Mitsui Oil Exploration Co., Ltd. of ¥58.4 billion coming from this acquisition of shares. There were also new contributions of ¥23.9 billion by Mitsui E&P Australia Pty Limited (Australia) due to the start of oil production at the Enfield oil field in July 2006 as well as the Tui oil filed in July 2007. Moreover, Mittwell Energy Resources Pty. Ltd. (Australia) reported an ¥8.6 billion increase, reflecting increased shipment of condensate and higher prices; and Mitsui E&P Middle East B.V. (Netherlands) operating in Oman reported an increase of ¥5.6 billion, reflecting increased prices.

•

The price for representative Australian hard coking coal for the year ending March 31, 2008 declined by approximately 15.5% to U.S.$92 per ton FOB. At the same time soft coking coal prices rose in general by 9%. For the year ended March 31, 2008, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) decreased significantly by ¥11.9 billion, reflecting lower coal prices, appreciation of the Australian dollar against the U.S. dollar, delay of expansion projects and other operational troubles including heavy rainfall. Although the expansion plan in the Dawson mine has been completed, shipments by Mitsui Coal Holdings Pty. Ltd. for the year ended March 31, 2008 were approximately 7.9 million tons, a slight increase from 6.8 million tons for the year ended March 31, 2007 due to the above-mentioned operation troubles. As of April 2008, the operational trouble at the Dawson mine had been remedied in general and it is currently concentrating on stabilizing production.

•	There were ¥9.6 billion naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd. (Singapore) for the year ended March 31, 2007.

•

In domestic sales operations, Mitsui Liquefied Gas Co., Ltd. (Japan) recorded a ¥3.3 billion increase, reflecting higher sales prices; however, Mitsui Oil Co., Ltd. (Japan) reported a decrease due to reduced margins related to a sharp increase in crude oil prices.

Operating income for the year ended March 31, 2008 was ¥172.4 billion, an increase of ¥91.1 billion from ¥81.3 billion for the year ended March 31, 2007. The increase in gross profit was partly offset by increased selling, general and administrative expenses, particularly at Mitsui Oil Exploration Co., Ltd..

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥36.8 billion, a decrease of ¥7.6 billion from ¥44.4 billion for the year ended March 31, 2007. Japan Australia LNG (MIMI) Pty. Ltd.

(Australia), which is engaged in natural gas, crude oil and condensate exploration, development and marketing in Western Australia, recorded a slight increase in earnings. Mitsui Oil Exploration Co., Ltd., as an associated company up to the third quarter of the year ended March 31, 2007, reported ¥8.4 billion equity in earnings for the year ended March 31, 2007, but has been consolidated for the year ended March 31, 2008.

Net income for the year ended March 31, 2008 was ¥124.1 billion, a significant increase of ¥48.4 billion from ¥75.7 billion for the year ended March 31, 2007. Besides the above-mentioned developments, the following factors contributed to this increase:

•	This segment divested 50% of its shares in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded relevant gains on sale of the shares for the year ended March 31, 2008.

•

This segment recorded a ¥20.2 billion gain (pre-tax) on the sale of its entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. (Mitsui’s profit share 71.7%) for the year ended March 31, 2008(*1).

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥23.4 billion, a decrease of ¥3.2 billion over the year ended March 31, 2007.

•	This segment reported an impairment loss on power producing equipment at GTF Green Power Co., Ltd. (Japan), a domestic power producing operation, for the year ended March 31, 2008.

•

Minority interests in earnings of subsidiaries increased by ¥18.9 billion (in expense) related to consolidation of Mitsui Oil Exploration Co., Ltd. by Mitsui in the fourth quarter of the year ended March 31, 2007.

•	Mitsui E&P Australia Pty Limited (Australia) recorded a Petroleum Resource Rent tax (“PRRT”) of ¥9.5 billion for the year ended March 31, 2008(*2).

Comparison between the Years Ended March 31, 2007 and 2006

For the year ended March 31, 2007, the crude oil market remained volatile with the average price of JCC reaching a high of U.S.$72.06 per barrel in September 2006, and then dropping back to U.S.$55.08 per barrel in February 2007. On average, crude oil prices continued to rise reflecting increased demand along with the expansion of the global economy, geopolitical uncertainty surrounding supply from the Middle East and other oil producing regions, and an influx of speculative money into the futures markets. Average JCC for the year ended March 31, 2007 rose to U.S.$63.58 per barrel from U.S.$55.80 per barrel for the year ended March 31, 2006. Average JCC for calendar year 2006 was U.S.$64.08 compared to U.S.$51.11 for calendar year 2005.

(*1)	In the consolidated statements of income, net income of the assets of Wandoo Petroleum Pty. Ltd. for the year ended March 31, 2008, 2007 and 2006 is presented as income from discontinued operations (after income tax effect).
(*2)	PRRT applies to all petroleum projects in Australian offshore areas (or Commonwealth adjacent areas), other than production licenses derived from the North West Shelf exploration permits. (Japan Australia LNG (MIMI) Pty. Ltd. participates in the North West Shelf LNG project.) Therefore, Mitsui E&P Australia Pty Limited, our oil and gas exploration and production subsidiary in Australia, is subject to this tax. PRRT is assessed as follows:

•

PRRT is levied on the taxable profits of a petroleum project at a rate of 40%. The taxable profit of a project is the excess of assessable receipts over operating expenditures; and exploration and development expenditures. Exploration and development expenditures are deductible on an accrual basis, including the period when these expenditures are capitalized on the balance sheets.

•

All undeducted expenditures are eligible for compounding. The expenditures can be compounded annually at set rates (Australian long term bond yields and specified spreads), and the compounded amount is deducted against assessable receipts in future years.

•	PRRT is deductible for Australian income tax computation.

Mitsui periodically calculates the weighted average JCC price applied to operating results of oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the year ended March 31, 2007 and 2006 were U.S.$64 per barrel and U.S.$50 per barrel, respectively.

Gross profit for the year ended March 31, 2007 was ¥123.9 billion, an increase of ¥16.9 billion from ¥107.0 billion for the year ended March 31, 2006 primarily due to the following:

•

There were new contributions of ¥16.4 billion by Mitsui E&P Australia Pty Limited due to the start-up of oil production at the Enfield oil field in July 2006 and ¥2.1 billion by MitEnergy Upstream LLC (United States) which acquired oil and gas interests in the Gulf of Mexico from Pogo Producing Company. Rising crude oil prices resulted in an increase in gross profit of overseas subsidiaries engaged in the development and production of oil and gas, including a ¥5.3 billion increase at Mitsui E&P Middle East B.V. operating in Oman.

•

As a result of Mitsui’s acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd. during the fourth quarter of this fiscal year, it became a subsidiary in which Mitsui has a 50.3% voting interest. There was a new ¥15.1 billion contribution from Mitsui Oil Exploration Co., Ltd.

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

Operating income for the year ended March 31, 2007 was ¥81.3 billion, an increase of ¥10.6 billion from ¥70.7 billion for the year ended March 31, 2006. The increase in gross profit was partly offset by a provision for doubtful receivables for an overseas oil exploration company.

Reflecting higher crude oil prices, equity in earnings of associated companies for the year ended March 31, 2007 was ¥44.4 billion, an increase of ¥9.8 billion from ¥34.6 billion for the year ended March 31, 2006. The increase was mainly attributable to Japan Australia LNG (MIMI) Pty. Ltd., which is involved in natural gas, crude oil and condensate exploration, development and marketing in Western Australia. In addition, Mitsui Oil Exploration Co., Ltd. recorded earnings of ¥8.4 billion, an increase of ¥2.5 billion from the year ended March 31, 2006, despite being classified as an associated company for only nine months up to the third quarter for this fiscal year.

Net income for the year ended March 31, 2007 was ¥75.7 billion, a significant increase of ¥24.9 billion from ¥50.8 billion for the year ended March 31, 2006. Other than the increases in operating income and equity in earnings, there were the following factors:

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

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for oil and gas, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

A survey conducted by the International Energy Agency (May 2008) indicated that world crude oil demand in 2007 was 85.7 million barrels per day, with an estimated demand for 2008 of 86.8 million barrels per day. As of May 2008, general observations on short-term supply-demand balance of crude oil by agencies and corporations in this industry suggest that:

•

In the latter half of the year ended March 31, 2008, there were considerable inflows of money into commodity markets, reflecting U.S. dollar depreciation led by a credit crunch and the FRB’s policy interest rate cuts, which resulted in continued run-up of crude oil price. The United States and other leading industrialized countries repeatedly called to Organization of the Petroleum Exporting Countries (“OPEC”) for production increases. However, OPEC has been inclined to maintain its official production ceilings, concerned about a drop in demand related to potential economic slowdown.

•

Recently, pricing in the crude oil market has been strongly influenced by the financial sector. Crude oil price is more influenced than before by the market participants’ trading behaviors and their circumstances, such as position closing before and after holidays and fund management, particularly towards the fiscal year end, as well as the continuously significant factors of supply-demand balance, geopolitical uncertainties, accidental events such as hurricane damage and troubles at refineries and other oil related facilities.

Our production amount for the year ended March 31, 2008 was 55 million barrels, an increase of 3 million barrels from the year ended March 31, 2007 (gas is converted to barrels of oil at the ratio of 5,800 cubic feet of natural gas to 1 barrel of crude oil), as presented in Table 4, Proved Reserve Quantity Information of Supplemental Information on Oil and Gas Producing Activities (Unaudited). We expect that our production amount for the year ending March 31, 2009 will be almost the same level as the year ended March 31, 2008 or will increase slightly, considering contributions from the Vincent oil field project (located adjacent to the Enfield oil field) which is planned to start up production by September 2008 and the Tui crude oil field (New Zealand) which commenced production in July 2007, while a work over program at the Enfield oil field will partly offset those increasing factors. For further information about the work over program, refer to “Item 4.B. Business Overview—Energy Segment”.

The commercial production from the Enfield Oil Field started in July 2006. In October 2006, one of the major production wells was shut-in due to unexpected sand production and early water breakthrough. We conducted drilling of additional wells and work-over of existing wells, which returned to production in September 2007. Following the completion of the work-over, the average production rate during 2007 was approximately 47,000 barrels per day. However, due to sand production at two other major oil wells observed since December 2007, the average production rate during the first quarter of 2008 was below 29,000 barrels per day. The joint venture was conducting work-over of those wells as of June 2008.

For the year ending March 31, 2009, a change of U.S.$1 per barrel in crude oil prices is expected to have an effect of ¥2.0 billion on net income as a result of changes in revenues of our oil and gas related subsidiaries and associated companies. Similar to the discussion regarding iron and steel raw materials, actual results of operations are also influenced by production costs, trends in foreign exchange rates and other factors surrounding those subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

The middle- and long-term trends in supply-demand balance and prices of crude oil are subject to far greater levels of uncertainty than trends in the short-term, and it is therefore difficult for management to make a definitive forecast. On the other hand, with respect to LNG, we are focusing on the changes in market structure that are currently taking place, and acting accordingly as follows:

•

In the past, the market has grown supported mainly by long-term purchase contracts by power and gas companies operating in Japan and the Far East. Expansion of incumbent projects and green field projects coming on stream will increase the volume of supply to the market, while demand, which has traditionally centered around the Far East, will be joined by growing demand from Europe and the United States, while huge markets in China and India will emerge. Therefore, globalization both in terms of supply-demand is expected to progress. In addition, as the opportunity for supply-demand adjustments in these markets increases, LNG is expected to become a more marketable commodity.

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

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for coal, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

The same as the iron ore business, coal (metallurgical coal) production joint venture businesses in Australia and other regions in which we participate with major overseas mineral resources companies conclude supply contracts with Japanese steel manufacturers and major clients in other countries every year. Based on such contracts, sales prices are reviewed and renegotiated each fiscal year. For the year ending March 31, 2009, the annual prices of coal have risen sharply due to strong demand by emerging countries, especially China. (Unit prices for coal from each mine in production also reflect the difference of respective grades and types.)

Up to the date of this annual report, we have observed that an indicative price for representative Australian premium hard coking coal, a type of metallurgical coal, rose to around U.S.$300 per ton/FOB for the year ending March 31, 2009. Generally, metallurgical coal prices rose approximately 200% from the year ended March 31, 2008. Also, some contracts indicate that the price for thermal coal rose to around U.S.$125 per ton /FOB for the year ending March 31, 2009. At the same time, in general, thermal coal prices have risen approximately 100% up from the year ended March 31, 2008.

Fluctuations in iron ore prices directly affect revenues from the equity-based production at our coal subsidiaries and associated companies. For the year ending March 31, 2009, we calculate that an estimated impact on net income from a change of U.S.$1 per ton in coal price would be approximately ¥0.6 billion.

For the year ended March 31, 2008, the equity-based shipments of our overseas subsidiaries and associated companies amounted to approximately 8 million tons of coal. For the year ending March 31, 2009, we expect that the equity-based shipments of our overseas subsidiaries and associated companies will amount to approximately 9 million tons of coal. The above is calculated based on the assumptions of an estimated increase in production in line with our holdings after the year ended March 31, 2008, and a specific range of foreign exchange rates for the Japanese yen, the U.S. dollar and the Australian dollar.

With respect to coal mining joint ventures promoted with the Anglo American group, expansion work on the Dawson complex was completed by the year ended March 31, 2008, aiming to boost annual coal production from the present capacity of 6.5 million tons per annum to 12.7 million tons. We operate the mine putting priority on establishing stable production capability and reaching planned production capacity within the year ending March 31, 2009.

Efforts are being undertaken at each mine to expand production and shipments, but production costs are increasing amid a global trend of rising material and equipment costs as well as utility costs. The Australian dollar appreciation against the U.S. dollar may have a negative impact on the revenues of our coal mining subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

In order to respond to tightening supply-demand balance, major coal producers are investing to increase production capacity. With respect to coal mining joint ventures with the Rio Tinto group, we approved the development of the new mining area owned by Kestrel Joint Venture in Queensland, Australia. This project will extend the operation period of Kestrel Joint Venture by developing the new mining area, as the existing mining areas are expected to be exhausted in 2014. Construction of this project will start within 2008 upon obtaining the government’s approvals. The operation is expected to commence in 2012. The project estimates a maximum 6.5 million tons per annum coal production and 20-year operation.

Including those we are participating in, most of the coal mining projects have plans for expanding their production capacity. As there are too many uncertainties, including demand from China and other emerging countries, it is difficult for our management to draw up definitive forecasts on supply-demand balance and prices at this point in time.

Foods & Retail Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥81.2	¥81.3	¥79.9	¥(0.1)	¥1.4
Operating Income	16.6	10.9	9.2	5.7	1.7
Equity in Earnings of Associated Companies	3.1	3.8	3.5	(0.7)	0.3
Net Income (Loss)	10.5	(12.3)	(3.2)	22.8	(9.1)

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥81.2 billion, a decrease of ¥0.1 billion from ¥81.3 billion for the year ended March 31, 2007. Food raw material business transactions showed solid performance, partly reflecting a run-up in prices. At the same time, this segment has been taking various cost reduction initiatives in the competitive, domestic food distribution and retail operations.

•

In October 2007, this business unit transferred 70% of its shares of Hokushuren Co., Ltd. (Japan), formerly a foods and liquor wholesale subsidiary, to KOKUBU, an unrelated entity, following the transfer of MITSUI FOODS CO., LTD.’s business in the Hokkaido area (excluding Seven & i Holdings

Co., Ltd.-related businesses) to Hokushuren Co., Ltd. As a result, gross profit of Hokushuren Company Limited decreased by ¥2.9 billion. Gross profit of MITSUI FOODS CO., LTD. decreased by ¥1.1 billion, primarily reflecting the reorganization of domestic distribution centers and exiting from unprofitable businesses.

•	There was an increased gross profit in the feed grain businesses, mainly in corn due to increased prices and trading transactions for the year ended March 31, 2008.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) decreased slightly by ¥0.1 billion due to fierce competition mainly in the tea leaves business and rising material costs.

Operating income for the year ended March 31, 2008 was ¥16.6 billion, an increase of ¥5.7 billion from ¥10.9 billion for the year ended March 31, 2007. MITSUI FOODS CO., LTD. and Mitsui Norin Co., Ltd. succeeded in decreasing general, selling and administrative expenses, which resulted in a substantial improvement in their operating income, although their gross profit declined marginally due to less sales transactions as a result of exiting from unprofitable businesses.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥3.1 billion, a ¥0.7 billion decrease from ¥3.8 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥10.5 billion, a significant improvement of ¥22.8 billion from ¥12.3 billion net loss for the year ended March 31, 2007. In addition to the above-mentioned development, major factors were as follows:

•

For the year ended March 31, 2007, Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥12.1 billion and ¥16.5 billion, respectively, and moreover established a valuation allowance for deferred tax assets. At the same time, a ¥8.3 billion minority interest in income from these losses was also recorded. For the year ended March 31, 2008, its operating results recovered to a marginally positive amount of income and zero minority interest is recorded.

•	For the year ended March 31, 2008, Mitsui recognized a ¥4.5 billion loss on the write-down of the shares of Seven & i Holdings Co., Ltd., following a decline in its share price.

The major component of impairment losses for the year ended March 31, 2007 was a loss on intangible assets at Mitsui Norin Co., Ltd. (Japan) due to deterioration of operating environment, such as intensifying competition in both beverage and beverage materials. Mitsui Norin Co., Ltd. used a discounted cash flow method based on its internal budget for evaluation of fair value of the intangible assets, and used its weighted average capital cost for the discount rate in evaluating fair values of intangible assets. Following recognition of the impairment losses (including the loss on its goodwill), the book values of fixed assets and intangible assets as of March 31, 2008 and 2007 were ¥9.5 billion and ¥10.0 billion, respectively. While there may be fluctuations from future developments in the market management expects that Mitsui Norin Co., Ltd. will continue to record positive, but not substantial, net income considering its market and its competitive position in the beverage industry. Mitsui Norin Co., Ltd. recorded net income of ¥0.3 billion for the year ended March 31, 2008, a marginal income but reasonable level considering strict business conditions. Management also believes that the estimation and assumption for this impairment loss has been specific to Mitsui Norin Co., Ltd., and does not expect such estimation and assumption to have a material impact on our future consolidated operating results excluding Mitsui Norin Co., Ltd. For more information, see “Critical Accounting Policies and Estimates.”

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

•

Gross profit of Hokushuren Company Limited increased by ¥3.1 billion. There was a full year contribution from Hokushuren Company Limited which was acquired in the second quarter of the year ended March 31, 2006.

Operating income for the year ended March 31, 2007 was ¥10.9 billion, an increase of ¥1.7 billion from ¥9.2 billion for the year ended March 31, 2006. In addition to improvement in gross profit, there was a reduction in selling, general and administrative expenses. Among others, a ¥3.2 billion reduction was reported by MITSUI FOODS CO., LTD. reflecting decreased personnel expenses and depreciation costs.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.8 billion, a ¥0.3 billion increase from ¥3.5 billion for the year ended March 31, 2006.

The segment recorded net loss of ¥12.3 billion for the year ended March 31, 2007, a ¥9.1 billion deterioration from ¥3.2 billion net loss for the year ended March 31, 2006. The decline for the year ended March 31, 2007 was attributable to the following factors:

•

Mitsui Norin Co., Ltd. recorded impairment losses on intangible assets and goodwill of ¥12.1 billion and ¥16.5 billion, respectively, and moreover established valuation allowance for deferred tax assets. At the same time, an ¥8.3 billion minority interest in these losses was also recorded.

•

For the year ended March 31, 2006, MITSUI FOODS CO., LTD. recorded ¥6.0 billion impairment losses on land and distribution facilities which became idle as a result of the reorganization of distribution bases. For the year ended March 31, 2007, it reported further ¥2.2 billion impairment losses of long-lived assets and ¥1.4 billion other expenses incurred from its business reorganization. In addition Hokushuren Company Limited reported the sum of ¥1.4 billion impairment loss of long-lived assets and other expenses.

Consumer Service & IT Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥116.7	¥130.0	¥128.4	¥(13.3)	¥1.6
Operating Income	18.9	20.3	25.0	(1.4)	(4.7)
Equity in Earnings (Losses) of Associated Companies	8.2	8.7	3.5	(0.5)	5.2
Net Income	12.0	16.6	17.5	(4.6)	(0.9)

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥116.7 billion, a decrease of ¥13.3 billion from ¥130.0 billion for the year ended March 31, 2007. The primary cause of the decrease is related to business reorganization including withdrawals from or divestitures of existing businesses; for example, the housing business of Mitsui Bussan House-Techno, Inc. (Japan)(*), Mitsui Bussan Forestry Co., Ltd. (Japan), two cable television providers and certain textile and general merchandise businesses. In addition, IT related businesses mainly in the system integration sector reported a marginal decline, while real estate businesses in Japan and Europe showed steady performance.

(*)	In the consolidated statements of income, net income of Mitsui Bussan House-Techno, Inc. (Japan) for the years ended March 31, 2008 and 2007 is presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company are presented and discussed according to line items of the consolidated statements of income.

Operating income for the year ended March 31, 2008 was ¥18.9 billion, a decrease of ¥1.4 billion from ¥20.3 billion for the year ended March 31, 2007. The improvements in selling, general and administrative expenses, primarily at Mitsui Bussan House-Techno, Inc. offset most of the decline in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥8.2 billion, a decrease of ¥0.5 billion from ¥8.7 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥12.0 billion, a decrease of ¥4.6 billion from ¥16.6 billion for the year ended March 31, 2007. Major reasons other than the above-mentioned factors were as follows:

•

For the year ended March 31, 2007, Mitsui Bussan House-Techno, Inc., which discontinued housing business during the year ended March 31, 2007, recorded estimated costs of ¥5.3 billion to meet future requirements for product warranties and maintenance services. At the same time, it recorded a reversal of the valuation allowance for deferred tax assets on its retained loss.

•

For the year ended March 31, 2008, there were gains on sales of shares of Jupiter Telecommunications Co., Ltd. of ¥1.8 billion and those of two cable television providers of ¥2.8 billion. In addition, in conjunction with the merger of NextCom K.K. and Mitsui Knowledge Industry Co., Ltd., this segment recorded a ¥2.5 billion gain from the exchange of shares of these subsidiaries with minority interests. For the year ended March 31, 2007, this segment recorded a ¥4.5 billion gain on the sale of shares in Telepark Corp. (Japan).

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥130.0 billion, an increase of ¥1.6 billion from ¥128.4 billion for the year ended March 31, 2006. In the lifestyle business fields, the brand apparel business showed disappointing results. On the other hand, in consumer service business fields, gross profit increased in the overseas real estate businesses. In IT related business fields, gross profit slightly increased mainly due to increase of mobile phone sales at Telepark Corp. and expansion of outsourcing business at J-SCube INC (Japan).

Operating income for the year ended March 31, 2007 was ¥20.3 billion, a decrease of ¥4.7 billion from ¥25.0 billion for the year ended March 31, 2006. The improvement in gross profit was outweighed by increases in selling, general and administrative expenses primarily at IT related business operations.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥8.7 billion, an increase of ¥5.2 billion from ¥3.5 billion for the year ended March 31, 2006. A television shopping service company, QVC JAPAN, INC. (Japan), continued solid performance and a mobile phone sales company, Brightstar Logistics Pty. (Australia), also contributed to this improvement.

Net income for the year ended March 31, 2007 was ¥16.6 billion, a decrease of ¥0.9 billion from ¥17.5 billion for the year ended March 31, 2006. Major reasons other than the above-mentioned factors were as follows:

•

Mitsui Bussan House-Techno, Inc., which discontinued housing business during the year ended March 31, 2007, recorded estimated costs of ¥5.3 billion to meet future requirement for product warranties and maintenance services. At the same time, it recorded reversal of valuation allowance for deferred tax assets on its retained loss.

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

•	For the year ended March 31, 2006, Mitsui received a ¥2.0 billion dividend from an investment company related to gains on the sales of interests in telecommunication companies in Africa.

Logistics & Financial Markets Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥55.1	¥60.5	¥51.4	¥(5.4)	¥9.1
Operating Income	20.9	24.2	17.6	(3.3)	6.6
Equity in Earnings of Associated Companies	(1.8)	2.0	3.9	(3.8)	(1.9)
Net Income	7.5	14.6	13.4	(7.1)	1.2

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit was ¥55.1 billion, a decrease of ¥5.4 billion from ¥60.5 billion for the year ended March 31, 2007. Gross profit decreased at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), reflecting lower trading margins due to a significant reduction of volatility in the market. In addition, divestiture of Mitsui Bussan Futures Ltd. (Japan) resulted in further deterioration of gross profit.

Reflecting the decrease in gross profit, operating income for the year ended March 31, 2008 decreased to ¥20.9 billion, a decrease of ¥3.3 billion from ¥24.2 billion for the year ended March 31, 2007.

For the year ended March 31, 2008, this segment reported a ¥1.8 billion equity in net losses of associated companies, a ¥3.8 billion deterioration from ¥2.0 billion in earnings for the year ended March 31, 2007. The decline was attributable to the loss on investment in ASAHI TEC Corporation (Japan) jointly held with the Machinery & Infrastructure Project Segment, and investment in the partnership NPF-Harmony (Japan). Mitsui Leasing & Development, Ltd. (Japan) reported a decline caused from increased provision for doubtful receivables.

Accordingly, net income for the year ended March 31, 2008 was ¥7.5 billion, a decrease of ¥7.1 billion from ¥14.6 billion for the year ended March 31, 2007. In addition to the above-mentioned negative factors, this segment recorded a ¥4.5 billion loss on the write-down on shares of Central Finance Co., Ltd. for the year ended March 31, 2008 while it recorded a ¥4.4 billion increase in gains on sales of securities including Quintiles Transnational Corp. (United States) for ¥3.8 billion and BALtrans Holdings Limited (Hong Kong) for ¥3.2 billion.

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

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥2.0 billion, a ¥1.9 billion decrease from ¥3.9 billion for the year ended March 31, 2006. The equity in earnings consists of miscellaneous small amounts.

There was a loss on write-down of securities for the year ended March 31, 2007. As a result, net income for the year ended March 31, 2007 was ¥14.6 billion, an increase of only ¥1.2 billion from ¥13.4 billion.

Americas Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥54.0	¥64.7	¥61.6	¥(10.7)	¥3.1
Operating Income	2.0	21.4	21.7	(19.4)	(0.3)
Equity in Earnings of Associated Companies	5.0	3.8	2.1	1.2	1.7
Net Income	4.3	16.9	12.7	(12.6)	4.2

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥54.0 billion, a decrease of ¥10.7 billion from ¥64.7 billion for the year ended March 31, 2007.

•

For the year ended March 31, 2008, MBK Real Estate LLC. (United States), which engages in the development and sale of residential homes in the West Coast market, recorded both decreased sales and a ¥9.6 billion loss on the write-down of inventories based on the discount cash flow method applying the latest market values reflecting directly as a result of the deterioration in the residential market. After the write-down, the book value of inventories at MBK Real Estate LLC. was reduced to approximately ¥20.4 billion.

•

Westport Petroleum Inc. (United States) reported a ¥11.7 billion decrease in earnings due to a negative reversal effect from the high performance in oil product trading for the year ended March 31, 2007.

•

Steel products businesses at the former Mitsui Steel Holdings, Inc. (United States) and other subsidiaries recorded a ¥3.8 billion decline due to a decreased margin from oil well tubular and other steel products.

•	Mitsui & Co. (U.S.A.), Inc. also recorded a ¥4.0 billion decline, reflecting an overall slowdown in the United States economy.

•

There were contributions from newly acquired subsidiaries, particularly Steel Technologies, Inc. (United States) of ¥6.1 billion for the year ended March 31, 2008. Newly acquired SunWize Technologies, Inc. (United States) also contributed to the increase.

This segment recorded a ¥2.0 billion operating income for the year ended March 31, 2008, a deterioration of ¥19.4 billion from ¥21.4 billion for the year ended March 31, 2007. Steel products subsidiaries and Westport Petroleum Inc. recorded decreases in selling, general and administrative expenses, which partly offset deterioration in gross profit. The contributions to gross profit from newly acquired subsidiaries were mostly offset by their selling, general and administrative expenses.

Equity in earnings of associated companies for the year ended March 31, 2008 was ¥5.0 billion, a ¥1.2 billion increase from ¥3.8 billion for the year ended March 31, 2007 led by United Harvest, LLC (United States) which enjoyed strong performance from the wheat export operation facility business.

Net income for the year ended March 31, 2008 was ¥4.3 billion, a significant decrease of ¥12.6 billion from ¥16.9 billion for the year ended March 31, 2007. In addition to the above-mentioned, there were the following factors:

•	Interest expenses increased by ¥5.6 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries, resulting from increased interest bearing debt.

•

For the year ended March 31, 2007, there were ¥3.7 billion in gains on sales of warehouses and real estate by Tri-Net Logistics Management, Inc. (United States) and a chemical subsidiary, Nst, Inc. (United States).

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥64.7 billion, an increase of ¥3.1 billion from ¥61.6 billion for the year ended March 31, 2006. An oil products trading subsidiary, Westport Petroleum, Inc., recorded an increase of ¥4.3 billion while Portac, Inc. (United States), a lumber and lumber products producing subsidiary, recorded a ¥1.1 billion decrease.

Operating income for the year ended March 31, 2007 was ¥21.4 billion, a decrease of ¥0.3 billion from ¥21.7 billion for the year ended March 31, 2006, reflecting increased selling, general and administrative expenses including higher trader bonuses at Westport Petroleum, Inc. and an increase in provision for doubtful receivables.

Equity in earnings of associated companies for the year ended March 31, 2007 was ¥3.8 billion, a ¥1.7 billion increase from ¥2.1 billion for the year ended March 31, 2006.

Net income for the year ended March 31, 2007 was ¥16.9 billion, an increase of ¥4.2 billion from ¥12.7 billion for the year ended March 31, 2006. The major factors other than above are as below:

•	For the year ended March 31, 2007, there was a ¥3.7 billion gain on sales of warehouse and lands by Tri-Net Logistics Management, Inc. and a chemical subsidiary, Nst, Inc..

•	Interest expenses increased by ¥4.8 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a rise in U.S. dollar interest rates.

•

Mitsui & Co. (U.S.A.), Inc. had a 20% minority interest in Mitalco Inc. (United States) and shared the net losses of the subsidiary for the year ended March 31, 2006 with the Mineral& Metal Resources Segment which held 80% interest.

Europe, the Middle East and Africa Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥26.8	¥25.4	¥24.3	¥1.4	¥1.1
Operating Income	1.8	3.0	4.7	(1.2)	(1.7)
Equity in Earnings (Losses) of Associated Companies	0.3	0.3	(0.2)	0.0	0.5
Net Income	5.0	4.1	5.0	0.9	(0.9)

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥26.8 billion, an increase of ¥1.4 billion from ¥25.4 billion for the year ended March 31, 2007, reflecting solid performance of the energy, machinery and infrastructure project businesses in this segment.

Operating income for the year ended March 31, 2008 was ¥1.8 billion, a ¥1.2 billion decline from ¥3.0 billion for the year ended March 31, 2007, reflecting increased selling, general and administrative expenses, mainly in personnel expenses.

Net income for the year ended March 31, 2008 was ¥5.0 billion, an increase of ¥0.9 billion from ¥4.1 billion for the year ended March 31, 2007. Increases in the segment’s minority interest in subsidiaries in the fields of automotive business and real estate contributed to this improvement.

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥25.4 billion, an increase of ¥1.1 billion from ¥24.3 billion for the year ended March 31, 2006, reflecting good performance of organic chemicals businesses.

Operating income for the year ended March 31, 2007 was ¥3.0 billion, a ¥1.7 billion decrease from ¥4.7 billion for the year ended March 31, 2006, reflecting an increase mainly in personnel expenses.

Net income for the year ended March 31, 2007 was ¥4.1 billion, a decrease of ¥0.9 billion from ¥5.0 billion for the year ended March 31, 2006.

Asia Pacific Segment

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥33.1	¥30.7	¥30.4	¥2.4	¥0.3
Operating Income	7.6	9.5	11.2	(1.9)	(1.7)
Equity in Earnings of Associated Companies	1.1	0.7	0.8	0.4	(0.1)
Net Income	22.5	22.0	22.8	0.5	(0.8)

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥33.1 billion, an increase of ¥2.4 billion from ¥30.7 billion for the year ended March 31, 2007. Steel products and chemicals exhibited strong performance.

Operating income for the year ended March 31, 2008 was ¥7.6 billion, a decrease of ¥1.9 billion from ¥9.5 billion for the year ended March 31, 2007. This decrease reflects increases in personnel expenses.

Net income for the year ended March 31, 2008 was ¥22.5 billion, an increase of ¥0.5 billion from ¥22.0 billion for the year ended March 31, 2007. Income related to minority interests held by this segment in Mitsui Iron Ore Development Pty. Ltd. and Wandoo Petroleum Pty. Ltd. increased, while it decreased in Mitsui Coal Holdings Pty. Ltd. (Australia) for the year ended March 31, 2008.

Comparison between the Years Ended March 31, 2007 and 2006

Gross profit for the year ended March 31, 2007 was ¥30.7 billion, an increase of ¥0.3 billion from ¥30.4 billion for the year ended March 31, 2006. Organic chemicals transactions showed strong performance.

Operating income for the year ended March 31, 2007 was ¥9.5 billion, a decrease of ¥1.7 billion from ¥11.2 billion for the year ended March 31, 2006, reflecting an increase mainly in personnel expenses.

Net income for the year ended March 31, 2007 was ¥22.0 billion, a decrease of ¥0.8 billion from ¥22.8 billion for the year ended March 31, 2006.

All Other

	Billions of Yen
	Years Ended March 31,			Change (2008–2007)	Change (2007–2006)
	2008	2007	2006
Gross Profit	¥5.5	¥4.3	¥7.1	¥1.2	¥(2.8)
Operating Loss	(1.4)	(4.4)	(3.2)	3.0	(1.2)
Equity in Earnings of Associated Companies	0.1	0.1	0.3	0.0	(0.2)
Net Income	(7.1)	5.8	11.8	(12.9)	(6.0)

Comparison between the Years Ended March 31, 2008 and 2007

The activities of this segment include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit in this segment for the year ended March 31, 2008 was ¥5.5 billion, an increase of ¥1.2 billion from ¥4.3 billion for the year ended March 31, 2007. Operating loss for the year ended March 31, 2008 was ¥1.4 billion, an improvement of ¥3.0 billion from a ¥4.4 billion loss for the year ended March 31, 2007

Net loss for the year ended March 31, 2008 was ¥7.1 billion, a deterioration of ¥12.9 billion from ¥5.8 billion of net income for the year ended March 31, 2007. For the year ended March 31, 2008, we recorded a ¥13.9 billion impairment loss on real estate which we possess in Saito International Culture Park, located in the north area of Osaka Prefecture.

Comparison between the Years Ended March 31, 2007 and 2006

The activities of this segment include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit in this segment for the year ended March 31, 2007 was ¥4.3 billion, a decrease of ¥2.8 billion from ¥7.1 billion for the year ended March 31, 2006. Operating loss for the year ended March 31, 2007 was ¥4.4 billion, a deterioration of ¥1.2 billion from a ¥3.2 billion loss for the year ended March 31, 2006. This was primarily attributable to Mitsui Bussan Trade Services Ltd. (Japan), which offers business process outsourcing services to Mitsui.

Net income for the year ended March 31, 2007 was ¥5.8 billion, a decrease of ¥6.0 billion from ¥11.8 billion for the year ended March 31, 2006, primarily attributable to the sales of Mitsui’s corporate welfare facilities recorded in the year ended March 31, 2006.

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

Impairment of Long-Lived Assets

The amount of impairment losses of long-lived assets, other than goodwill and intangible assets not subject to amortization, for the years ended March 31, 2008 and 2007 and the balance of the long-lived assets, net of accumulated depreciation and amortization, as of the end of March 31, 2008 and 2007 were as follows:

	Billions of Yen
	As of March 31,
	2008	2007
Long-lived assets	¥1,264.9	¥1,304.5
Impairment loss	24.4	17.6

Impairment losses of long-lived assets have had a material impact on our net income for recent years. These losses were mainly due to the declining profitability resulting from deterioration of business environment and the reorganization of business structure and distribution bases owned by our subsidiaries.

Our long-lived assets to be held and used or to be disposed of other than by sale are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

This review for impairment is performed by comparing the carrying amount of the asset with the aggregate amount of the estimated undiscounted future cash flows (“impairment analysis”). Cash flow projections used in our impairment analysis and fair value calculations are based on the business plan authorized by our management or, if this is not available, on the operating plan reflecting the most recent condition of the long-lived asset. In these plans, for example, we assume:

•	that the most recent selling prices of the real estate in the surrounding areas will continue for a reasonable period in the future; and

•

that the estimate of the sales prices of the products from facilities and equipment for the certain future period is based on the average price of the equivalent length of period in the past or on the analysts’ reports.

As for the discount rate used in fair value calculations, when expected variations of cash flows are not considered in the cash flow estimate, a discount rate which includes the risk factor for the cash flow deviation is used. For example:

•	Assumptions that marketplace participants would use in their estimates of fair value are incorporated in the discount rate when such information is available; or

•

When such information is not available, an expected internal rate of return (“IRR”) used for management purposes or a weighted average cost of capital (“WACC”) of a company that owns the long-lived asset, whichever is higher, is also considered for the discounted cash flow calculation.

Factors to be considered when estimating future cash flows and determining discount rates vary for each long-lived asset because of the difference in nature of the assets and in operating circumstances, such as location, owner, operator, profitability and other factors.

Also see the relevant discussion on the impairment loss at Mitsui Norin Co., Ltd. in “Operating Results by Operating Segment—Foods & Retail Segment” in this item.

Impairment of Marketable Investment Securities

Impairments of equity investments for recent fiscal years have had a significant impact on our income. The following table shows the carrying amounts of marketable and non-marketable equity securities as of March 31, 2008, 2007 and 2006 and the impairment loss for the years ended March 31, 2008, 2007 and 2006.

	Billions of Yen
	Year ended March 31,
	2008		2007		2006
	Carrying amount	Impairment loss	Carrying amount	Impairment loss	Carrying amount	Impairment loss
Marketable equity securities	¥652.0	¥28.1	¥861.5	¥3.1	¥591.2	¥1.8
Non-marketable equity securities	557.6	8.7	316.2	8.6	249.0	8.9

Total	¥1,209.6	¥36.8	¥1,177.7	¥11.7	¥840.2	¥10.7

Management principally believes that a 50% or more decline in fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. In addition, if the decline is less than 50%, various factors, such as the extent to which the cost exceeds the market value, the duration of the market decline, our intention and ability to hold the investment until its market price recovery, decline by 30% or more with the materiality of declined value and the financial conditions of the investee, are considered in concluding if the decline is temporary or not.

Management believes that the criteria for evaluating the significance of the decline in fair value are reasonable. The aggregate unrealized loss amount of the marketable securities that have been in continuous unrealized loss position for less than one year and had severity of decline of fair value below cost was ¥19.6 billion. But, considering the combination of length of time that fair values have been below cost, the extent of decline and the financial condition of the investees, we expect that their fair values will recover above their costs while we hold these investments.

Tax Asset Valuation at subsidiaries and associated companies

Establishing a valuation allowance for deferred tax assets, pursuant to evaluation on its realizability, has had a significant impact on our income. The following table shows the deferred tax assets and valuation allowance for deferred tax assets and valuation allowance as of March 31, 2008 and 2007.

	Billions of Yen
	As of March 31,
	2008	2007
Total deferred tax assets	¥199.7	¥196.6
Valuation allowance	(79.8)	(80.3)

Deferred tax assets—net	¥119.9	¥116.3

For the purpose of evaluation of realizability of deferred tax assets at subsidiaries and associated companies, we classify them into five categories in the light of criteria including stability of operating results, analysis of future deductible temporary differences and taxable income, and status of tax loss carryforwards. According to the categories, the valuation allowance for the deferred tax assets is established for the amount that is not expected to be realized.

•

On the occurrence of temporary difference, we establish a deferred tax asset; and, at the same time we evaluate when those deferred tax assets will be realized in future. Particularly, when we establish a deferred tax asset in relation to a write-down loss of securities or impairment loss on long-lived assets and we have no specific schedule of sale or disposal of those assets, we establish a valuation allowance for the deferred tax asset because we view the deferred tax amount as not realizable.

•

We evaluate realizablitiy of deferred tax assets on the future deductible temporary difference and tax loss carryforwards at subsidiaries and associated companies. Among others, no deferred tax assets are determined to be realizable, if those subsidiaries and associated companies recorded a significant amount of tax loss carryforwards for each of the past three years and are expected to record a significant tax loss in the current year as well, considering all our past experiences in determining realizability of deferred tax assets.

Mitsui determines the realizability of deferred tax assets at subsidiaries and associated companies based on all available evidence, both positive and negative, including all currently available information regarding tax deductibility on future years and ability to generate sufficient taxable income prior to the expiration of the loss carryforward pursuant to the relevant tax laws and regulations. Management believes it is more likely than not that all of those deferred tax assets, net of valuation allowance, will be realized. However, the amount of realizable net deferred tax assets may change in the near term if estimates of future taxable income during the carryforward period are changed or if statutory tax rates are changed.

Reserve estimates for oil and gas producing and mining activities

Reserves are estimates of the amount of product that can be economically and legally extracted from the company’s interests in properties. In order to calculate reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values may be affected due to changes in estimated future cash flows.

•	Depreciation and amortisation charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

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

The following table illustrates the sensitivity to changes in certain assumptions for Mitsui’s pension plans:

	Billions of Yen
	Impact of change in assumption on NPPC for the year ending March 31, 2009	Impact of change in assumption on PBO as of March 31, 2008
50 basis point decrease in discount rate	¥2.0	¥15.5
50 basis point increase in discount rate	(1.6)	(14.5)
50 basis point decrease in expected long-term rate of return on plan assets	1.2	—
50 basis point increase in expected long-term rate of return on plan assets	(1.2)	—

See Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES,” for further discussion about the estimates and assumptions on PBO and NPPC.

New Accounting Standards

Accounting for certain hybrid financial instruments

During the year ended March 31, 2008, the companies adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.”

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

Accounting for servicing of financial assets

During the year ended March 31, 2008, the companies adopted SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”

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

Accounting for uncertainty in income taxes

On April 1, 2007, the companies adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”

FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of all tax positions accounted for in accordance with SFAS No. 109.

The cumulative effect of adoption of this interpretation is disclosed in the Statements of Consolidated Shareholders’ Equity as a decrease of ¥5,113 million in the opening balance of unappropriated retained earnings. See also Note 20, “INCOME TAXES,” for the effect of adoption of this interpretation.

Employers’ accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit pension plan as an asset or a liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires an entity to measure the funded status of a plan as of the date of an entity’s year-end statement of financial position, with limited exceptions.

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

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”

SFAS No.157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS No. 157 was planned to be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. However, in February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, which delayed the effective date to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The effect of adoption of this statement on our financial position and results of operations will be immaterial.

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

Offsetting of amounts related to certain contracts

In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

FSP No. FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

FSP No. FIN 39-1 is effective for fiscal years beginning after November 15, 2007. The effect of adoption of this staff position on our financial position and results of operations will be immaterial.

Scope of audit and accounting guide for investment companies

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued the Statement of Position (“SOP”) 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.”

SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies. For those entities that are investment companies under this statement, SOP 07-1 requires that the investment company accounting should be retained by a parent company in consolidation or by an equity method investor. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor.

SOP 07-1 was planned to be effective for fiscal years beginning on or after December 15, 2007, however, in February 2008, the FASB issued FSP No. SOP 07-1-1, which delayed indefinitely the effective date of this statement. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Business combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”).

SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141R also requires disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No. 141R is applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Noncontrolling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.

SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The effect of adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Disclosures about derivative instruments and hedging activities

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.”

SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The effect of adoption of this statement on our financial position and results of operations will be immaterial.

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

“Net interest bearing debt” is defined as interest bearing debt, defined below, less cash and cash equivalents and time deposits. Our interest bearing debt primarily consists of long-term debt. As discussed in “Funding and Treasury Policies and Objectives,” to flexibly meet capital requirements and to prepare for future debt-service requirements in case of unforeseen deteriorations in financial markets, currently we hold a relatively high level of cash and cash equivalents reflecting the current financial market conditions and future capital requirements. Under this policy, Net DER is a useful internal measure for our management to review the balance between:

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

“Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen
	As of March 31,
	2008	2007
Short-term debt	¥464.6	¥658.7
Long-term debt	3,221.0	3,259.4

Interest bearing debt	3,685.6	3,918.1
Less cash and cash equivalents and time deposits	(911.6)	(806.6)
Net interest bearing debt	¥2,774.0	¥3,111.5

Shareholders’ equity	¥2,183.7	¥2,110.3

Net DER (times)	1.27	1.47

The most directly comparable GAAP measure is considered to be “Debt-to-Equity Ratio” (“DER”). However, this ratio measures gross debt relative to equity, and does not measure changes in cash position.

DER (times)	1.69	1.86
(defined as interest bearing debt divided by shareholders’ equity)

Free Cash Flow

We define “free cash flow” as the sum of net cash provided /(used) by operating activities and net cash provided/(used) in investing activities. Management believes that such indicator is useful to investors, to measure available net cash for investment in strategic opportunities and/or debt repayment, or the extent of reliance on borrowing to procure funds for strategic investments. Free cash flow does not represent the residual cash flow available for discretionary expenditures.

The following table shows a reconciliation of net cash provided by operating activities to free cash flow.

	Billions of Yen
	Years Ended March 31,
	2008	2007	2006
Net cash provided by operating activities	¥415.8	¥239.3	¥146.4
Net cash used in investing activities	(104.8)	(418.0)	(347.3)

Free cash flow	¥311.0	¥(178.7)	¥(200.9)

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

In principle, wholly owned domestic subsidiaries do not individually raise their funds in financial markets or borrow from banks, but instead use a cash management service provided by Mitsui & Co. Financial Services Ltd. (Japan), our financing subsidiary. The same policy and practices have been extended to wholly owned overseas subsidiaries through our regional financing subsidiaries, which centralizes the fund raising function and promotes efficient use of funds. Approximately 83% of total interest bearing debt as of March 31, 2008 was raised by Mitsui and the above-mentioned financing subsidiaries as in-house banking bases.

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

Unused lines of credit, for short-term financing outside of Japan, aggregated ¥598.5 billion at March 31, 2008. Certain overseas subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material in each of the past three years.

As of March 31, 2008, long-term debt accounted for approximately 87% of total debt, reflecting a decrease in short term debt from the prior year end, which we regard as a satisfactory level from the viewpoint of our financial policies. There were three bond issues that raised ¥35.0 billion in total (with maturity of 15–20 years) under the shelf-registration in Japan during the year ended March 31, 2008.

Approximately 73% of the total of short-term and long-term debt as of March 31, 2008 was denominated in Japanese yen and the rest was primarily denominated in U.S. dollars. We employ certain derivative financial instruments, which include interest rate swaps, currency swaps and foreign exchange forward contracts, to manage financial exposures resulting from our financing activities. Currency swap agreements and foreign exchange forward contracts are used to manage risks associated with the fluctuations in foreign exchange rates. The principal financial derivative instruments that are employed to manage interest rate risk exposure are interest rate swap agreements. A large part of such agreements are used for fair value hedging of fixed rate interest bearing debt, including fixed interest rate borrowing, bonds and notes, converting into floating interest rates based on the three-month or six-month LIBOR. The interest rates on approximately 67% of Mitsui’s long-term debt, other than borrowings for certain projects, were floating after taking into account interest rate swap arrangements as of March 31, 2008.

See Note 25, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” for further description of our risk management policies.

Credit Ratings

To facilitate access to funds from capital markets, Mitsui and certain of our overseas trading or financing subsidiaries have obtained ratings for their commercial paper (short-term debt) and long-term unsecured senior debt and/or long-term corporate credit from Rating and Investment Information, Inc. (“R&I”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Services (“S&P”). Medium-term note program rating has also been given for the above-mentioned MTN program by R&I and Moody’s. The ratings as of June 2008 were as follows:

	R&I	Moody’s	S&P
Commercial Paper rating	a-1+	P-1	A-1

Long-term corporate credit rating	AA-	–	A+

Long-term unsecured senior debt rating	AA-	A2*	–

Medium-term note program rating	AA-	A2	–

*	Rating for long-term unsecured notes issued under the MTN program

S&P in March 2008 raised our long-term credit rating to “A+” from “A”. S&P cited the following factors for the change in ratings:

•	Improving balance between our risk assets and risk buffer; and

•	Enhancement of our risk management system.

In addition, R&I in May 2008 revised to positive from stable its outlook on the long-term corporate credit rating. Mitsui intends to maintain and improve its current credit ratings by enhancing its earnings and risk management.

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

Liquidity Management

For the interest rate structure and the maturity profile of our outstanding debt, see Note 13, “SHORT-TERM AND LONG-TERM DEBT.”

(*1)	Financial services from and to Mitsui and its subsidiaries referred to in “Funding and Treasury Policies and Objectives” and “Liquidity Management” above are provided by the All Other Segment. Acquisitions of and proceeds from sales of available-for-sale securities as investing activities in the Statements of Consolidated Cash Flows are mostly conducted by the All Other Segment which includes the units in charge of corporate financing and liquidity management as discussed in “Funding Sources.”

Cash and cash equivalents were ¥899.3 billion, ¥800.0 billion and ¥697.1 billion as of March 31, 2008, 2007 and 2006, respectively.

As of March 31, 2008, net interest bearing debt (interest bearing debt less cash and cash equivalents and time deposits) was ¥2,774.0 billion, a decrease of ¥337.5 billion from ¥3,111.5 billion as of March 31, 2007. Net DER improved from 1.47 as of March 31, 2007 to 1.27 as of March 31, 2008.

The ratio of current assets to current liabilities as of March 31, 2008 was 145.0%, up by 11.8 percentage points from 133.2% as of March 31, 2007.

As of March 31, 2008, we had given guarantees for obligations of various third parties and associated companies. These guarantees are not expected to require substantial use of our capital resources. We have not had any material payment requirements resulting from these guarantees for the past three years. For details on guarantees issued by us, see Note 22, “CONTINGENT LIABILITIES.”

With the exception of project financing and non-recourse financing, it is our policy not to conclude agreements for important financial transactions with financial institutions that contain additional debt restriction clauses that could cause acceleration of our obligations, including debt incurrence restrictions, negative pledges, restrictions on dividend payments and various financial ratio limits, and there are no material financial covenants in the agreements undertaken.

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

We held ¥899.3 billion of cash and cash equivalents as of March 31, 2008 in comparison to ¥138.4 billion of current maturities of outstanding debt including commercial paper, MTNs and bonds. Of the cash and cash equivalents, approximately 55% was held by Mitsui and approximately 97% was denominated in Japanese yen. We believe that we maintain sufficient liquidity to satisfy our working capital and debt-service requirements for the foreseeable future through existing cash and cash equivalents and time deposits, the sales of certain assets in parallel with outside borrowings from financial institutions, as well as, the issuance of bonds and notes.

We plan to contribute ¥4.8 billion to our defined-benefit pension plans for the year ending March 31, 2009. This cash requirement will be managed under our funding policy mentioned above.

Investment Plans and Financial Policies of the Medium-Term Management Outlook

For the year ended March 31, 2008, Mitsui introduced a new monitoring system linked closely to consolidated cash flow statements (namely, the combined total of investing cash flows of operating segments other than the All Other Segment(*1) and Adjustments and Eliminations) to incorporate not only the large-scale investments but also small- to middle-sized investments, loans and leases.

With this new monitoring method, in April 2007, we set up an outlook for our investments and loans to be ¥800 billion for the single year ended March 31, 2008, and consequently during this fiscal year, we executed new investments and loans of approximately ¥710 billion. Concurrently, we focused on divestitures of outstanding investments and fixed assets and collected approximately ¥610 billion, including large scale divestitures of our 50% stake in Sakhalin II and entire stake in Sesa Goa.

As a result, investing cash flow for the year ended March 31, 2008 was net outflows of ¥104.8 billion(*2) and free cash flow during the fiscal year was net inflows of ¥311.0 billion, a positive free cash flow after our long lasting proactive investment activities during the 5 years.

As of the issuing date of this annual report, we forecast total investing cash outflows for the year ending March 31, 2009 to be approximately ¥700 billion, which includes investments in mineral resources and energy businesses of ¥350 billion mainly in response to demand for expansion of existing projects. And in non mineral resources and energy business fields, we also forecast a total of ¥350 billion, aiming at enhancement of our business bases under Medium-Term Management Outlook. At the same time, we forecast a total of ¥270 billion in divestitures during the period.

Our Medium-term Management Outlook originally positioned turnaround to positive free cash flow for the year ending March 31, 2009 as a key milestone event. Except for the two large scale divestitures of Sesa Goa and Sakhalin II, we evaluated the free cash flow for the year ended March 31, 2008 as virtually break-even. For the year ending March 31, 2009, we expect the free cash flow as break-even or marginal net inflows. Compared to the assumptions in the Medium-term Management Outlook, there have been certain delays in operations at the major projects such as Sakhalin II, the Enfield oil field and the Dawson coal mine, which can be regarded as major reasons for a delay in achieving a stable positive free cash flow trend.

In our business plan covering the year ending March 31, 2009, we intend to maintain the current dividend pay-out ratio of 20% on consolidated net income, after company wide examination of the above-mentioned investment plan through establishing the business plan.

We forecast that total interest bearing debt as of March 31, 2009 will remain at the same level as March 31, 2008. We also forecast a slightly lower Net DER than 1.27 times as of March 31, 2008

We will procure funds for refinance by direct financing from capital markets and fund raising—including project finance—from the private sector and government financing agencies, especially paying attention to the trend of Japanese yen interest rate. Many of the projects in the investment plan involve bidding. The outcome of bidding will have an effect on our actual cash flows and financial condition for the year ending March 31, 2009.

Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2008 were ¥9,690.9 billion, a decrease of ¥122.4 billion from ¥9,813.3 billion, as of March 31, 2007.

Current assets as of March 31, 2008 were ¥5,211.1 billion, an increase of ¥137.3 billion from ¥5,073.8 billion as of March 31, 2007, mainly attributable to increases in cash and cash equivalents in Mitsui, and derivative assets reflecting higher commodity prices.

Total current liabilities as of March 31, 2008 were ¥3,594.6 billion, a decrease of ¥215.6 billion from ¥3,810.2 billion as of March 31, 2007 led by decreases by the sum of ¥289.4 billion in short term debt and in current maturities of long-term debt at both overseas financial subsidiaries and Mitsui, which was offset by increases in derivative liabilities related to the above-mentioned derivative assets and accrued expenses for income tax of Mitsui.

As a result, working capital, or current assets minus current liabilities, as of March 31, 2008 was ¥1,616.5 billion, resulting in an increase of ¥352.9 billion from ¥1,263.6 billion as of March 31, 2007.

(*2)	See “Cash Flows from Investing Activities” of “Cash Flows” for the breakdown by operating segment.

The sum of “investments and non-current receivables”, “property and equipment—at cost”, “intangible assets, less accumulated amortization”, “deferred tax assets-non-current” and “other assets” as of March 31, 2008 totaled ¥4,479.8 billion, a ¥259.7 billion decrease from ¥4,739.5 billion as of March 31, 2007, mainly due to the following factors:

•

Total investments and non-current receivables as of March 31, 2008 were ¥3,237.3 billion, a ¥254.7 billion decrease from ¥3,492.0 billion as of March 31, 2007. Within this category, investments in and advances to associated companies as of March 31, 2008 were ¥1,333.0 billion, a ¥254.6 billion decrease from ¥1,587.6 billion as of March 31, 2007. As of March 31, 2007, investment for the Sakhalin II project amounting to ¥417.2 billion was recorded in this account. As a result of a 50% divestiture in April 2007, the remaining balance was transferred to the account “other investments”. Besides this large scale divestiture, major expenditures were:

—	investment in Sims Group Limited, an Australian metal recycler, for ¥70.7 billion and investment in Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion in the Mineral & Metal Resources Segment; and

—	additional investment to combine United Kingdom power generating assets with International Power plc for ¥24.5 billion in the Machinery & Infrastructure Projects Segment.

In addition to the above-mentioned increases, there were increases which do not involve cash outflows such as:

—	increases in equity in earnings (before tax effect) of ¥110.2 billion (net of ¥99.8 billion dividends received from associated companies); and

—	a ¥85.8 billion net deterioration in foreign exchange translation cumulative adjustments.

The following table shows the details of investments in and advances to associated companies as of March 31, 2008 and 2007 by operating segment.

	Billions of Yen
	As of March 31,		Change
	2008	2007
Iron & Steel Products	¥25.6	¥22.0	¥3.6
Mineral & Metal Resources	388.8	264.4	124.4
Machinery & Infrastructure Projects	375.0	383.3	(8.3)
Chemical	42.9	46.2	(3.3)
Energy	154.0	558.7	(404.7)
Foods & Retail	63.1	57.0	6.1
Consumer Service & IT	123.0	112.7	10.3
Logistics & Financial Markets	29.1	33.9	(4.8)
Americas	36.6	39.0	(2.4)
Europe, the Middle East and Africa	25.5	14.9	10.6
Asia Pacific	53.5	44.1	9.4

Total	1.317.1	1,576.2	(259.1)

All Other	3.2	10.5	(7.3)
Adjustments and Eliminations	12.7	0.9	11.8

Consolidated Total	¥1,333.0	¥1,587.6	¥(254.6)

•	Other investments were ¥1,281.5 billion, a ¥42.6 billion increase from ¥1,238.9 billion as of March 31, 2007. Major factors were as follows:

—	There were acquisitions of preferred stock in Japan Airlines Co., Ltd. for ¥20.0 billion, shares in Yamaha Motor Co., Ltd. for ¥15.7 billion (net of loss on write-down) and shares and bonds of Central Finance Co., Ltd. for ¥14.9 billion (net of loss on write-down).

—	As discussed in investments in and advances to associated companies above, investment in the Sakhalin II project for ¥218.5 billion was recorded in this account, as a result of a 50% divestiture of our stake in April 2007 and the investments thereafter in response to expenditures for development work.

—	Net total of unrealized holding gains and losses on available-for-sale securities decreased by ¥201.4 billion, with the fall of prices of shares of companies such as Toho Titanium Co., Ltd., Nippon Steel Corporation, Seven & i Holdings Co., Ltd., Mitsui Chemicals, Inc., Mitsui Engineering & Shipbuilding Co., Ltd. and Tokyo Broadcasting System, Incorporated, reflecting a decline in the stock market towards March 31, 2008.

•

Property leased to others—at cost as of March 31, 2008 was ¥184.4 billion, a decrease of ¥74.8 billion from ¥259.2 billion as of March 31, 2007, mainly due to sales of commercial real estate in Europe and rolling stock for lease.

•	Property and equipment—at cost as of March 31, 2008 was ¥1,016.3 billion, an increase of ¥28.0 billion from ¥988.3 billion as of March 31, 2007. Major components were as follows:

—	Iron ore mining projects in Australia for ¥14.8 billion, including negative effect from foreign exchange translation of ¥4.3 billion in the Mineral & Metal Resources Segment;

—	Coal mining projects in Australia for ¥17.3 billion, including negative effect from foreign exchange translation of ¥6.6 billion in the Energy Segment;

—	Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects offshore in the Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd., resulting in a marginal increase by ¥0.5 billion, including negative effect from foreign exchange translation of ¥33.4 billion due to Japanese Yen appreciation and amortization of mineral rights in the Energy Segment; and

—	Property and equipment of Steel Technologies Inc. for ¥26.2 billion as a result of the acquisition of the company during the period ended March 31, 2008 in the Americas Segment.

On the other hand, the property and equipment of Sesa Goa Limited for ¥13.2 billion decreased as a result of the divestiture in the Mineral & Metal Resources Segment.

The following table shows the details of property leased to others—at cost and property and equipment—at cost as of March 31, 2008 and 2007 by operating segment.

	Billions of Yen
	As of March 31,
	2008	2007	Change
Iron & Steel Products	¥23.3	¥22.9	¥0.4
Mineral & Metal Resources	96.8	95.3	1.5
Machinery & Infrastructure Projects	125.3	142.2	(16.9)
Chemical	59.1	71.9	(12.8)
Energy	460.2	471.2	(11.0)
Foods & Retail	63.8	62.5	1.3
Consumer Service & IT	69.3	103.2	(33.9)
Logistics & Financial Markets	57.6	60.7	(3.1)
Americas	82.4	40.4	42.0
Europe, the Middle East and Africa	10.7	11.7	(1.0)
Asia Pacific	5.6	6.4	(0.8)

Total	1,054.1	1,088.4	(34.3)

All Other	10.2	25.8	(15.6)
Adjustments and Eliminations	136.5	133.3	3.2

Consolidated Total	¥1,200.8	¥1,247.5	¥(46.7)

Long-term debt, less current maturities as of March 31, 2008 was ¥2,944.4 billion, an increase of ¥56.9 billion from ¥2,887.5 billion as of March 31, 2007 mainly due to an increase in borrowings from financial institutions associated with funding for various investments at Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. (Australia), Ltd., and Mitsui.

Shareholders’ equity as of March 31, 2008 was ¥2,183.7 billion, an increase of ¥73.4 billion from ¥2,110.3 billion as of March 31, 2007, primarily due to the increase in retained earnings by ¥332.9 billion, conversion of bonds by ¥28.7 billion, net deterioration in foreign currency translation adjustments by ¥125.8 billion (which include translation adjustments regarding the U.S. Dollar by ¥102.6 billion and Australian Dollar by ¥19.3 billion, respectively); and a net decline in total of unrealized holding gains by ¥118.5 billion.

Cash Flows

	Billions of Yen
	Years Ended March 31,
	2008	2007	2006
Net cash provided by operating activities	¥415.8	¥239.3	¥146.4
Net cash used in investing activities	(104.8)	(418.0)	(347.3)
Net cash (used in) provided by financing activities	(185.1)	272.3	92.3
Effect of exchange rate changes on cash and cash equivalents	(26.7)	9.4	13.9

Net increase (decrease) in cash and cash equivalents	¥99.2	¥103.0	¥(94.7)

Cash Flows during the Year Ended March 31, 2008

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2008 was ¥415.8 billion, an increase of ¥176.5 billion from ¥239.3 billion for the year ended March 31, 2007. Major components were:

•	operating income which increased steadily in general mainly at the Energy Segment, the Machinery & Infrastructure Projects Segment and other segments;

•

dividends received totaling ¥149.4 billion from associated companies as well as investees other than associated companies, among others from our mineral resources and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia), Valepar S.A. (Brazil), and other Middle Eastern LNG companies; and

•	payments of ¥184.3 billion for corporate income taxes.

Compared to the year ended March 31, 2007, net cash for the year ended March 31, 2008 provided by operating activities increased by ¥176.5 billion. In addition to the above-mentioned components, the increase was also attributable to positive impact from the collection of trade receivables as well as changes in other operating assets and liabilities.

Cash Flows from Investing Activities

The following table shows net cash provided by (used in) investing activities for the years ended March 31, 2008 and 2007 by operating segment.

	Billions of Yen
	Year Ended March 31, 2008	Year Ended March 31, 2007
Iron & Steel Products	¥(3.2)	¥(10.3)
Mineral & Metal Resources	(3.5)	5.1
Machinery & Infrastructure Projects	(87.3)	(166.8)
Chemical	(17.0)	(21.2)
Energy	118.3	(211.6)
Foods & Retail	(14.7)	5.8
Consumer Service & IT	23.7	(58.7)
Logistics & Financial Markets	(0.7)	0.4
Americas	(99.5)	(26.6)
Europe, the Middle East and Africa	(8.3)	(4.6)
Asia Pacific(*)	(73.7)	(15.7)

Total	(165.9)	(504.2)

All Other and Adjustments and Eliminations(*)	61.1	86.2

Consolidated Total	¥(104.8)	¥(418.0)

(*)	The figures of operating segments from Iron & Steel Products to Asia Pacific include the inter-segment transactions, for example, increases in long-term loan receivables disbursed to other operating segments. At the same time, the amounts of such inter-segment transactions are eliminated in Eliminations. Among others, for the year ended March 31, 2008, the Asia Pacific Segment recorded net increases in loans to 2 subsidiaries owned by Mineral & Metal Resources Segment and the Energy Segment, amounting to ¥58.8 billion.

Net cash used in investing activities for the year ended March 31, 2008 was a net outflow of ¥104.8 billion, a ¥313.2 billion decrease from ¥418.0 billion in net outflows for the year ended March 31, 2007.

•

A total of ¥206.9 billion was paid out for investments in and advances to associated companies, and proceeds of ¥309.6 billion were collected from sales of investments in and advances to associated companies. As a result, net cash inflows were ¥102.7 billion. The principal factor of the inflows was a ¥226.4 billion (equivalent to the proceeds of US$1,862.5 million) proceed from the 50% divestiture of our stake in Sakhalin II project. On the other hand, major components of expenditures were:

—	investments in Sims Group Limited, an Australian metal recycler, for ¥70.6 billion and Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion in the Mineral & Metal Resources Segment;

—	additional investment to combine United Kingdom power generating assets with International Power plc for ¥22.2 billion in the Machinery & Infrastructure Projects Segment; and

—	additional investment in the Tangguh LNG project for ¥7.8 billion in the Energy Segment.

•

A total of ¥282.1 billion was paid out for property leased to others and property and equipment; and proceeds of ¥115.8 billion were provided form sales of property leased to others and property and equipment. As a result, net cash outflows were ¥166.2 billion. Major purchases of equipment included:

—	acquisition of property and equipment for the oil and gas projects of the Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects offshore in the Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥80.3 billion; and for the coal mining projects in Australia for ¥35.3 billion in the Energy Segment; and

—	acquisition of property and equipment for the iron ore mining projects in Australia for ¥26.3 billion in the Mineral & Metal Resources Segment.

Major divestitures of assets included:

—	sales of whole oil and gas producing interests at Wandoo Petroleum Pty Limited (Australia) amounting to ¥35.0 billion in the Energy Segment; and

—	net proceeds from the sales of the rolling stock for lease amounted to ¥11.0 billion (net of additions of those assets) at rolling stock leasing subsidiaries in the Machinery & Infrastructure Projects Segment.

•

A total of ¥194.2 billion was paid out for acquisitions of available-for-sale and other investments, while proceeds of ¥107.4 billion were received from sales of those securities. As a result, net cash outflows were ¥86.8 billion. For the year ended March 31, 2008, cash outflows and inflows in connection with debt securities for the purpose of corporate fund management were marginal compared to the past fiscal years. Major transactions for expenditure included:

—	additional investment in Sakhalin Energy Investment for ¥45.7 billion in the Energy Segment;

—	purchases of shares in Yamaha Motor Co., Ltd. for ¥24.3 billion (except for loss on write-down) and preferred stock in Japan Airlines Co., Ltd. for ¥20.0 billion in the Machinery & Infrastructure Projects Segment

—	shares and bonds of Central Finance Co., Ltd. for ¥19.4 billion (except for loss on write-down) in the Logistics & Financial Markets Segment.

On the other hand, we obtained cash through the sales of shares in Empreendimentos Brasileiros de Mineração S.A. for ¥13.8 billion and in Toho Titanium Co., Ltd. for ¥11.2 billion in the Mineral & Metal Resources Segment.

•

A total of ¥52.2 billion was used for acquisitions of subsidiaries (net of cash held by the acquired subsidiary), including the acquisition of Steel Technologies Inc. for ¥45.0 billion in the Americas Segment. On the other hand, a total of ¥106.3 billion was provided from sales of subsidiaries (net of cash held by the divested subsidiary), including the sale of Sesa Goa for ¥92.8 billion in the Mineral & Metal Resources Segment.

Compared to the year ended March 31, 2007, cash flows used in investing activities for the year ended March 31, 2008 decreased significantly by ¥313.2 billion. Major reasons for the improvement were proceeds from the divestitures of Sakhalin Energy Investment Company Ltd. and Sesa Goa for the year ended March 31, 2008.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended March 31, 2008 was ¥185.1 billion. Major factors were as below:

•

Net cash outflows from short-term debt amounted to ¥148.8 billion mainly due to increased repayment of short-term debt at overseas financial subsidiaries. Proceeds from long-term debt were ¥37.4 billion (net of repayments of long-term debt).

•	Dividends paid by Mitsui totaled ¥72.1 billion.

Compared to the year ended March 31, 2007, net cash raised by financing activities for the year ended March 31, 2008 decreased by ¥457.4 billion, reflecting decreases in net cash from both short term and long term debt from the year ended March 31, 2007. See also “Funding Sources” above, for details of our fund procurement for the year ended March 31, 2008.

Cash Flows during the Year Ended March 31, 2007

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2007 was ¥239.3 billion. Major components were:

•	Operating income which increased steadily in the Mineral & Metal Resources Segment, the Energy Segment, the Machinery & Infrastructure Projects Segment and other segments;

•

Dividends received totaling ¥160.1 billion from our mineral resources and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia), Valepar S.A. (Brazil), and other Middle Eastern LNG companies, as well as our investments in third parties; and

•	Payments of ¥99.1 billion for corporate income taxes.

In addition, during the year ended March 31, 2007, the changes in operating assets and liabilities, especially a significant increase in trade receivables gave a negative impact of ¥133.3 billion on cash flows from operating activities in the Statements of Consolidated Cash Flows. Refer to the relevant discussion in “Assets, Liabilities and Shareholders’ Equity.”

Net cash provided by operating activities increased by ¥92.9 billion for the year ended March 31, 2007 from the year ended March 31, 2006. The reasons for this increase were operating income which increased mainly in the Mineral & Metal Resources Segment and the Energy Segment as well as increased dividend income.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2007 was ¥418.0 billion. The principal details are as follows:

•

A total of ¥222.4 billion was paid out for investments in and advances to associated companies, and proceeds of ¥34.3 billion were collected from sales of investments in and collection of advances to associated companies. As a result, net cash outflows were ¥188.1 billion. The major factors are as below:

—	Investment in preferred stock of Sakhalin Energy Investment Company Ltd. (Bermuda) for ¥107.8 billion in the Energy Segment; and

—	Expenditure for Greenfield Energy Center LP (Canada) for ¥11.4 billion, acquisition of shares in Asahi Tec Corporation (Japan) for ¥11.8 billion, acquisition of gas distribution operations in Brazil for ¥10.3 billion and acquisition of shares in Toyo Engineering Corporation (Japan) for ¥10.3 billion in the Machinery & Infrastructure Projects Segment.

As a major sale of investment, Mitsui obtained ¥16.5 billion through the sale of shares in Toho Titanium Co., Ltd. (Japan).

•

A total of ¥327.4 billion was paid for additions to property leased to others and property and equipment, and proceeds of ¥52.8 billion was provided from sales of property leased to others and property and equipment. As a result, net cash outflows were ¥274.6 billion. The major factors are as below:

—	Payment of ¥53.8 billion for the acquisition of the oil and gas project in the offshore Gulf of Mexico; and payment in total of ¥36.8 billion for the acquisition of property and equipment for the oil and gas projects of the Enfield and Vincent oil field in Australia, Tui oil field in New Zealand and oil and gas project in Oman in the Energy Segment;

—	Payment of ¥57.8 billion for the acquisition of property and equipment for the iron ore and coal mining projects in Australia in the Mineral & Metal Resources Segment; and

—	Payment in total of ¥71.0 billion for additions to and proceeds of ¥18.7 billion in total from sales of rolling stock for lease in the Machinery & Infrastructure Projects Segment.

•

A total of ¥236.8 billion was used for the acquisition of available-for-sale and held-to-maturity securities and other investments, and proceeds of ¥227.6 billion were received from sales of securities. As a result, net cash outflows were ¥9.2 billion. Cash outflows and inflows in connection with debt securities include payment of ¥84.1 billion for acquisition and proceeds of ¥125.0 billion from sales and redemption for the purpose of corporate fund management. Other major factors were:

—	acquisition of shares of Recruit Co., Ltd. for ¥27.0 billion in the Lifestyle, Consumer Service and Information, Electronics & Telecommunication Segment; and

—	investment in the partnership which owns Skylark Co., Ltd. for ¥10.0 billion in the Logistics & Financial Markets Segment.

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

Cash Flows from Financing Activities

Net cash provided by financing activities for the year ended March 31, 2007 was ¥272.3 billion. Major factors were as below:

•

Net cash inflows from short-term debt amounted to ¥70.8 billion due to increase of short-term debt at overseas financial subsidiaries. Net of proceeds from and repayments of long-term debt were ¥239.1 billion. Mitsui increased long-term corporate bonds and borrowings from financial institutions in response to the above-mentioned investing activities.

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

C.	Research & Development

For the year ended March 31, 2008, research and development (“R&D”) expenses for the various R&D activities underway totaled ¥4.0 billion, which included ¥2.2 billion in the Chemical Segment related to nanotechnology, biotechnology and life science and ¥1.0 billion in the Foods & Retail Segment.

Management recognizes that individual R&D activity will not have a significant impact on our future operating results.

For the years ended March 31, 2007 and 2006, R&D expenses were ¥3.9 billion and ¥5.1 billion, respectively, including ¥2.3 billion and ¥3.4 billion expenditure by the Chemical Segment, respectively.

D.	Trend Information

See relevant discussion elsewhere in this item.

E.	Off-Balance Sheet Arrangements

We use off-balance sheet arrangements in the ordinary course of business to further our trading, fund-raising and other activities. Categories of off-balance sheet arrangements are as follows:

Guarantees

The following tables summarize our guarantees as of March 31, 2008 and 2007.

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

	Billions of Yen
As of March 31, 2008:	Maximum potential amount of future payments	Recourse provisions/ collateral	Carrying amount of liabilities
Financial Guarantees	¥216	¥20	¥3
Performance Guarantees	20	5	1
Market Value Guarantees	67	43	—

	Billions of Yen
As of March 31, 2007:	Maximum potential amount of future payments	Recourse provisions/ collateral	Carrying amount of liabilities
Financial Guarantees	¥213	¥26	¥5
Performance Guarantees	25	5	0
Market Value Guarantees	58	42	—

In the furtherance of our trading activities, it is a customary practice for us to guarantee, severally or jointly with others, indebtedness of certain of our customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.

As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or will be responsible for making up any shortfall between the actual sales price and the guaranteed value. In accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)-an Interpretation of ARB No. 51” on December 31, 2003, we consolidated ¥12.2 billion and ¥20.3 billion of total assets related to certain ocean transport vessels entities at March 31, 2008 and 2007, respectively. This information is provided in Note 23, “VARIABLE INTEREST ENTITIES.”

Sales of Trade Receivables

At March 31, 2008 and 2007, the outstanding amounts of off-balance sheet arrangements in which certain trade receivables are sold to third parties were immaterial.

Variable Interest Entities

We are involved with and have significant variable interests in a number of variable interest entities (“VIEs”) that are not consolidated because we are not the primary beneficiary, but in which we have significant variable interests. These VIEs mainly engage in leasing and financing activities. Further information is provided in Note 23, “VARIABLE INTEREST ENTITIES.”

Commitments on Deferred Payments

We had no financing commitments at March 31, 2008. We had financing commitments totaling ¥2.3 billion at March 31, 2007, principally for financing, on a deferred-payment basis, the cost of ocean transport vessels and equipment to be purchased by our customers.

F.	Tabular Disclosure of Contractual Obligations

The following table provides our contractual obligations as of March 31, 2008 and payment due by period of these contractual obligations:

	Billions of Yen
		Payment Due by Period
Contractual Obligations	Balance as of March 31, 2008	March 2009	March 2011	March 2013	After March 2013
Long-Term Debt(1)	¥3,171	¥268	¥672	¥624	¥1,607
Capital Lease Obligations(2)	36	7	14	7	8
Operating Leases(3)	153	32	48	30	43
Purchase Obligations(4)	5,262	1,095	1,661	947	1,559

Total	¥8,622	¥1,402	¥2,395	¥1,608	¥3,217

(1)	The amounts of “Long-Term Debt” include bank borrowings, bonds and long-term trade payables, excluding the effect of the SFAS No. 133 fair value adjustment and capital lease obligations (present value of net minimum lease payments).
(2)	“Capital Lease Obligations” represents the schedule of payments for future minimum lease payments.
(3)	“Operating Leases” represents the schedule of payments for future minimum rentals. Minimum rental payments have not been reduced by minimum sublease rentals of ¥48.1 billion due in the future under noncancelable subleases.
(4)	“Purchase Obligations” represents the schedule of payments for long-term purchase obligations, net of advance payments of ¥141 billion made to suppliers as of March 31, 2008

For additional information regarding long-term debt, capital lease obligations and operating leases, see Note 13, “SHORT-TERM AND LONG-TERM DEBT,” and Note 8, “LEASES,” respectively.

In addition to the above, we plan to contribute ¥4.8 billion to our defined benefit pension plans for the year ending March 31, 2009.

The table above excludes estimated interest payments on debt and estimated payments under interest swap. Total cash paid for interest during the year ended March 31, 2008 was ¥110.0 billion.

The table above also excludes unrecognized tax benefits of ¥8.3 billion. Unrecognized tax benefits classified as current liabilities are merely ¥0.3 billion. The timing of future cash outflows associated with unrecognized tax benefits classified as non current liabilities is highly uncertain.

We conclude various long-term purchase contracts of commodities, principally ocean transport vessels, oil products, chemical materials, metals and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to the market. In general, our customers, primarily large Japanese industrial companies and shipping firms, are also parties to the contracts or by separate agreements and are committed to purchase the items from us. Therefore, management does not recognize that these long-term purchase contracts could have seriously adverse effects on our future liquidity. As of March 31, 2008, outstanding balances of purchase contracts which have unconditional payment conditions are insignificant.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management.

We are managed by a Board of Directors and Executive Officers. As of June 24, 2008, we have thirteen Directors and forty-two Executive Officers including eight who are also Directors. In accordance with Mitsui’s Articles of Incorporation, each Director was elected for a term of one year. Each Executive Officer has been appointed by the Board of Directors.

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

As of June 24, 2008, Mitsui’s Executive Officers consisted of one President, six Executive Vice Presidents, one Senior Executive Managing Officer, thirteen Executive Managing Officers and twenty-one Managing Officers.

The execution of the Directors’ functions (including their functions to supervise and monitor the activities of the Executive Officers) is audited by Corporate Auditors. Each Corporate Auditor is elected by shareholders of Mitsui at a general meeting of shareholders. As of June 24, 2008, we have seven Corporate Auditors. In performing their auditing activities, they act independently of each other while they are constituted, and act through the Board of Corporate Auditors, as the Corporate Law of Japan requires.

Directors, Corporate Auditors and Executive Officers

Our Directors, Corporate Auditors and Executive Officers as of June 24, 2008 were:

Directors

Name	Position

Nobuo Ohashi	Chairman and Director

Shoei Utsuda	Representative Director

Toshihiro Soejima	Representative Director

Motokazu Yoshida	Representative Director

Ken Abe	Representative Director

Yoshiyuki Izawa	Representative Director

Junichi Matsumoto	Representative Director

Masami Iijima	Representative Director

Seiichi Tanaka	Representative Director

Akishige Okada(1)	Director

Nobuko Matsubara(1)	Director

Ikujiro Nonaka(1)	Director

Hiroshi Hirabayashi(1)	Director

(1)	Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi are external directors. See “Item 6.C. Board Practices.”

Corporate Auditors

Name	Position

Tasuku Kondo(2)	Corporate Auditor

Satoru Miura(2)	Corporate Auditor

Motonori Murakami(2)	Corporate Auditor

Ko Matsukata(3)	Corporate Auditor

Hideharu Kadowaki(3)	Corporate Auditor

Naoto Nakamura(3)	Corporate Auditor

Kunihiro Matsuo(3)	Corporate Auditor

(2)	Mr. Tasuku Kondo, Mr. Satoru Miura and Mr. Motonori Murakami are full-time Corporate Auditors.
(3)	Mr. Ko Matsukata, Mr. Hideharu Kadowaki, Mr. Naoto Nakamura and Mr. Kunihiro Matsuo are external Corporate Auditors. See “Item 6.C. Board Practices.”

Executive Officers

Name	Title and Principal Position
Shoei Utsuda	President and Chief Executive Officer; Chairman of Internal Controls Committee

Yasunori Yokote	Executive Vice President; Chief Operating Officer of Americas Business Unit

Toshihiro Soejima	Executive Vice President; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; First Consumer Service Business Unit; Second Consumer Service Business Unit; IT Business Unit

Motokazu Yoshida	Executive Vice President; Chief Information Officer; Corporate Staff Division (Information Strategic Planning Division, Corporate Planning & Strategy Division, Corporate Communication Division, CSR Promotion Division); New Business Promotion; Environmental Matters; Chairman of CSR Promotion Committee

Ken Abe	Executive Vice President; Iron & Steel Products Business Unit; Infrastructure Projects Business Unit; Financial Markets Business Unit; Transportation Logistics Business Unit; Director of Mitsui & Co. (U.S.A), Inc.

Yoshiyuki Izawa	Executive Vice President; First Chemicals Business Unit; Second Chemicals Business Unit; Foods & Retail Business Unit; Domestic Offices and Branches; Director of Mitsui & Co. Europe Holdings PLC; Chairman of Portfolio Management Committee

Junichi Matsumoto	Executive Vice President; Chief Financial Officer; Chief Compliance Officer; Corporate Staff Division (Investor Relations Division, Investment Administration Division, First Business Process Control Division, Second Business Process Control Division, Third Business Process Control Division, Accounting Division, Finance Division, Credit Risk Management Division, Market Risk Management Division, Financial Planning Division); Chairman of Compliance Committee; Chairman of Disclosure Committee

Toshimasa Furukawa	Senior Executive Managing Officer; Chief Operating Officer of Asia Pacific Business Unit

Masami Iijima	Executive Managing Officer; Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II

Seiichi Tanaka	Executive Managing Officer; Chief Privacy Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.

Shinjiro Ogawa	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China

Jitsuro Terashima	Executive Managing Officer; President & CEO of Mitsui Global Strategic Studies Institute

Koji Nakamura	Executive Managing Officer; General Manager of Osaka Office

Kenichi Yamamoto	Executive Managing Officer; Chief Operating Officer of First Consumer Service Business Unit

Toshio Awata	Executive Managing Officer; General Manager of Nagoya Office

Kiyotaka Watanabe	Executive Managing Officer; General Manager of Kyushu Office

Masaaki Fujita	Executive Managing Officer; Chief Operating Officer of Foods & Retail Business Unit

Name	Title and Principal Position
Junichi Mizonoue	Executive Managing Officer; Chief Operating Officer of Second Chemicals Business Unit

Takao Omae	Executive Managing Officer; Chief Operating Officer of Infrastructure Projects Business Unit

Norinao Iio	Executive Managing Officer; Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Hideyo Hayakawa	Executive Managing Officer; General Manager of Internal Auditing Division

Masaaki Murakami	Managing Officer; President of Mitsui & Co. Korea Ltd.

Osamu Koyama	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit

Terukazu Okahashi	Managing Officer; Deputy General Manager of Osaka Office

Osamu Takahashi	Managing Officer; Chief Operating Officer of IT Business Unit

Shigeru Hanagata	Managing Officer; Chief Operating Officer of Motor Vehicles Business Unit

Masayoshi Komai	Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit

Katsumi Ogawa	Managing Officer; Chief Operating Officer of Financial Markets Business Unit

Akio Yamamoto	Managing Officer; President of Mitsui & Co. (Thailand) Ltd.

Yoshinori Setoyama	Managing Officer; Chief Operating Officer of First Chemicals Business Unit

Noriaki Sakamoto	Managing Officer; President of Mitsui & Co. (Canada) Ltd.

Masahiko Okamura	Managing Officer; Chief Operating Officer of Second Consumer Service Business Unit

Fuminobu Kawashima	Managing Officer; Chief Operating Officer of Energy Business Unit I

Masaaki Iida	Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit

Joji Okada	Managing Officer; General Manager of Accounting Division

Takashi Fukunaga	Managing Officer; Deputy Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Takashi Yamauchi	Managing Officer; Chief Operating Officer of Iron & Steel Products Business Unit

Shuji Nakura	Managing Officer; General Manager of Investment Administration Division

Mitsuhiko Kawai	Managing Officer; Chief Operating Officer of Energy Business Unit II

Daisuke Saiga	Managing Officer; General Manager of Human Resources & General Affairs Division

Masayuki Kinoshita	Managing Officer; Chief Operating Officer of Mineral & Metal Resources Business Unit

Atsushi Ooi	Managing Officer; Chairman & Managing Director of Mitsui & Co. (Australia) Ltd.

The date of birth, the current position and the prior positions of our Directors and Corporate Auditors is provided below.

Directors
Name	Nobuo Ohashi
Date of Birth	September 13, 1938
Current Position	Chairman and Director (since April 1, 2004)
Prior Positions	• 1994	A member of Board of Directors (Director, General Manager of Seoul Branch)
	• 1997	Representative Director, Executive Managing Director, Chief Operating Officer of Foods Unit
	• 1999	Representative Director, Senior Executive Managing Director, General Manager of Corporate Planning Division
	• 2000	Representative Director, Executive Vice President
	• 2002/4	Representative Director, Executive Vice President, Group President of Consumer Products & Services Group
	• 2002/10	Representative Director, Chairman and Executive Director

Name	Shoei Utsuda
Date of Birth	February 12, 1943
Current Position	Representative Director, President and Chief Executive Officer (since October 1, 2002)
Prior Positions	•1997	A member of Board of Directors (Director, General Manager of Machinery, Information Industries Administrative Division)
	•2000	Representative Director, Executive Managing Director, General Manager of Corporate Planning Division
	•2002/4	Representative Director, Senior Executive Managing Officer, Chief Strategic Officer (Responsible for Administrative Division), Chief Operating Officer of Business Process Re-Engineering Project

Name	Toshihiro Soejima
Date of Birth	November 10, 1946
Current Position	Representative Director, Executive Vice President (since June 22, 2007)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Electronics Device Business Unit)
	• 2002	Director, Senior Managing Officer, Chief Operating Officer of Electronics Device Business Unit, Machinery, Electronics & Information Group
	• 2003	Senior Managing Officer, General Manager of Corporate Planning & Strategy Division
	• 2004	Executive Managing Officer, Executive Chief Representative of Mitsui & Co., Ltd. in China
	• 2005	Senior Executive Managing Officer, Executive Chief Representative of Mitsui & Co., Ltd. in China
	• 2007/4	Executive Vice President

Name	Motokazu Yoshida
Date of Birth	January 7, 1948
Current Position	Representative Director, Executive Vice President, Chief Information Officer, Chairman of CSR Promotion Committee (since April 1, 2008)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit)
	• 2002	Director, Senior Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit, Machinery, Electronics & Information Group
	• 2003	Executive Managing Officer, Chief Operating Officer of Motor Vehicles, Marine & Aerospace Business Unit
	• 2005/4	Executive Managing Officer, Chairman for the Americas
	• 2005/10	Senior Executive Managing Officer and Chairman for the Americas
	• 2007/4	Senior Executive Managing Officer, Chief Information Officer, Chief Operating Officer of Business Process Re-Engineering Project
	• 2007/6	Representative Director, Senior Executive Managing Officer, Chief Information Officer, Chief Operating Officer of Business Process Re-Engineering Project

Name	Ken Abe
Date of Birth	September 19, 1947
Current Position	Representative Director, Executive Vice President, Director of Mitsui & Co. (U.S.A), Inc. (since June 24, 2008)
Prior Positions	• 2002	Managing Officer, General Manager of Metals Administrative Division
	• 2003	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit
	• 2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
	• 2006	Senior Executive Managing Officer, Chief Operating Officer of Europe Business Unit
	• 2007	Senior Executive Managing Officer, Chief Operating Officer of Europe, the Middle East and Africa Business Unit
	• 2008/4	Executive Vice President, Director of Mitsui & Co. (U.S.A), Inc.

Name	Yoshiyuki Izawa
Date of Birth	February 10, 1948
Current Position	Representative Director, Executive Vice President, Director of Mitsui & Co. Europe Holdings PLC (since April 1, 2008)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Information Business Unit)
	• 2002	Director, Senior Managing Officer, Chief Operating Officer of Information Business Unit, Machinery, Electronics & Information Group
	• 2004	Executive Managing Officer, General Manager of Osaka Office
	• 2007/4	Senior Executive Managing Officer, Director of Mitsui & Co. Europe PLC
	• 2007/6	Representative Director; Senior Executive Managing Officer, Director of Mitsui & Co. Europe Holdings PLC

Name	Junichi Matsumoto
Date of Birth	September 25, 1947
Current Position	Representative Director, Executive Vice President, Chief Financial Officer, Chief Compliance Officer (since April 1, 2008)
Prior Positions	• 2002	Managing Officer, General Manager of Corporate Planning Division
	• 2003	Managing Officer, Deputy Chief Representative of Mitsui & Co., Ltd. in China
	• 2004	Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit
	• 2005	Executive Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit
	• 2007/4	Senior Executive Managing Officer, Chief Compliance Officer, Chief Privacy Officer
	• 2007/6	Representative Director; Senior Executive Managing Officer, Chief Compliance Officer, Chief Privacy Officer

Name	Masami Iijima
Date of Birth	September 23, 1950
Current Position	Representative Director, Executive Managing Officer (since June 24, 2008)
Prior Positions	• 2006	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
	• 2007	Managing Officer, Chief Operating Officer of Mineral & Metal Resources Business Unit
	• 2008/4	Executive Managing Officer

Name	Seiichi Tanaka
Date of Birth	January 12, 1953
Current Position	Representative Director, Executive Managing Officer, Chief Privacy Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd. (since June 24, 2008)
Prior Positions	• 2006	Managing Officer, General Manager of Human Resources & General Affairs Division
	• 2008/4	Executive Managing Officer, Chief Privacy Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.

Name	Akishige Okada
Date of Birth	April 9, 1938
Current Position	Director (since June 27, 2003)
Principal Positions at Business Organizations Outside Mitsui
Director, Daicel Chemical Industries, Ltd.
Corporate Auditor, Hotel Okura Co., Ltd.
Corporate Auditor, Toyota Motor Corporation
Corporate Auditor, Mitsui Fudosan Co., Ltd.
Prior Positions	• 1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
	• 1995	Managing Director, The Sakura Bank, Ltd.
	• 1996	Senior Managing Director, The Sakura Bank, Ltd.
	• 1997	President, The Sakura Bank, Ltd.
	• 1999	President and Managing Director, The Sakura Bank, Ltd.
	• 2001	Chairman of the Board, Sumitomo Mitsui Banking Corporation
	• 2002	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc.
	• 2003	Chairman of the Board, Sumitomo Mitsui Banking Corporation
	• 2005	Advisor, Sumitomo Mitsui Banking Corporation

Name	Nobuko Matsubara
Date of Birth	January 9, 1941
Current Position	Director (since June 23, 2006)
Principal Positions at Business Organizations Outside Mitsui
Director, Daiwa Securities Group Inc.
Prior Positions	• 1987	Director of International Labor Division, Minister’s Secretariat, the Ministry of Labor
	• 1991	Director-General of Women’s Bureau, the Ministry of Labor
	• 1997	Vice Minister of the Ministry of Labor
	• 1999	President of Japan Association for Employment of Persons with Disabilities
	• 2002/9	Ambassador Extraordinary and Plenipotentiary of Japan to Italy
	• 2002/11	Ambassador Extraordinary and Plenipotentiary of Japan to Albania, to San Marino and to Malta
	• 2006/1	Advisor to Japan Institute of Workers’ Evolution
	• 2006/7	Chairman of Japan Institute of Workers’ Evolution

Name	Ikujiro Nonaka
Date of Birth	May 10, 1935
Current Position	Director (since June 22, 2007)
Principal Positions at Business Organizations Outside Mitsui
Director, Fujitsu Limited
Director, Eisai Co., Limited
Director, Seven & i Holdings Co., Ltd.
Prior Positions	• 1977	Professor, Management Faculty, Nanzan University
	• 1979	Professor, National Defense Academy of Japan
	• 1982	Professor, Institute of Business Research, Hitotsubashi University
	• 1995	Professor, Graduate School of Knowledge Science, JAIST
	• 1997	Xerox Distinguished Professor in Knowledge, Walter A, Haas School of Business, University of California, Berkeley
	• 2000	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
	• 2006	Professor Emeritus, Hitotsubashi University
	• 2007	First Distinguished Drucker Scholar in Residence, Drucker School of Claremont Graduate University

Name	Hiroshi Hirabayashi
Date of Birth	May 5, 1940
Current Position	Director (since June 22, 2007)
Principal Positions at Business Organizations Outside Mitsui
Director, TOSHIBA CORPORATION
Prior Positions	• 1988	Director, Management and Coordination Division, Minister’s Secretariat, the Ministry of Foreign Affairs
	• 1990	Minister, Japanese Embassy in the U.S.A
	• 1992	Envoy, Japanese Embassy in the U.S.A
	• 1993	Director-General, Economic Cooperation Bureau, the Ministry of Foreign Affairs
	• 1995	Chief Cabinet Councilor’s Office on External Affairs, Cabinet Secretariat
	• 1997	Secretary-General, Indo-China Refugees Measures Coordination Conference
	• 1998	Ambassador Extraordinary and Plenipotentiary to India and Bhutan
	• 2002	Ambassador Extraordinary and Plenipotentiary to France and Andorra
	• 2003	Ambassador Extraordinary and Plenipotentiary to Djibouti
	• 2006	Ambassador in charge of Inspection, the Ministry of Foreign Affairs
	• 2007/3	Councilor, The Japan Forum on International Relations, Inc.
	• 2007/6	President, The Japan-India Association
	• 2008/4	Visiting Professor, Waseda University, Graduate School of Asia-Pacific Studies

Corporate Auditors
Name	Tasuku Kondo
Date of Birth	August 12, 1942
Current Position	Corporate Auditor (since June 24, 2005)
Prior Positions	• 1996	A member of Board of Directors (Director, General Manager of Finance Division)
	• 1998	Representative Director, Executive Managing Director
	• 2002	Representative Director, Senior Executive Managing Officer, Chief Financial Officer (Responsible for General Accounting Division, Finance Division and Corporate Risk Management Division)
	• 2004	Representative Director, Executive Vice President and Chief Financial Officer
	• 2005/4	Representative Director

Name	Satoru Miura
Date of Birth	March 2, 1947
Current Position	Corporate Auditor (since June 22, 2007)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Business Unit)
	• 2002	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit, Metals Group
	• 2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit
	• 2005	Executive Managing Officer, General Manager of Nagoya Office
	• 2007/4	Executive Managing Officer

Name	Motonori Murakami
Date of Birth	November 19, 1948
Current Position	Corporate Auditor (since June 22, 2007)
Prior Positions	• 2003	Managing Officer, General Manager of Accounting Division
	• 2004	Managing Officer, General Manager of General Accounting & Risk Management Division
	• 2006	Executive Managing Officer, Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer

Name	Ko Matsukata
Date of Birth	March 27, 1933
Current Position	Corporate Auditor (since June 27, 1996)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, Mitsui Life Insurance Co., Ltd.
Prior Positions	• 1984	Director and General Manager of Corporate Planning Department, Taisho Marine and Fire Insurance Co., Ltd.
	• 1985	Executive Managing Director and General Manager of Corporate Planning Department, Taisho Marine and Fire Insurance Co., Ltd.
	• 1988	Senior Executive Managing Director, Taisho Marine and Fire Insurance Co., Ltd.
	• 1990/1	Executive Vice President, Taisho Marine and Fire Insurance Co., Ltd.
	• 1990/6	President, Taisho Marine and Fire Insurance Co., Ltd.
	• 1996	Vice Chairman, Mitsui Marine and Fire Insurance Co., Ltd.
	• 1997	Advisor to the Board, Mitsui Marine and Fire Insurance Co., Ltd.
	• 2006	Standing Advisor, Mitsui Sumitomo Insurance Co., Ltd.
	• 2008	Honorary Advisor, Mitsui Sumitomo Insurance Co., Ltd.

Name	Hideharu Kadowaki
Date of Birth	June 20, 1944
Current Position	Corporate Auditor (since June 24, 2004)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, Mitsui Chemicals, Inc.
Prior Positions	• 1996	Director, The Sakura Bank Ltd.
	• 1998	Managing Director, The Sakura Bank Ltd.
	• 1999	Managing Director & Executive Managing Officer, The Sakura Bank Ltd.
	• 2000	Senior Managing Director and Senior Executive Managing Officer, The Sakura Bank Ltd.
	• 2001	Senior Managing Director and Senior Executive Managing Officer, The Sumitomo Mitsui Banking Corporation
	• 2002	Senior Managing Director, Sumitomo Mitsui Financial Group, Inc.
	• 2003	Deputy President, Sumitomo Mitsui Financial Group, Inc.
	• 2004	Chairman of the Institute, The Japan Research Institute, Limited

Name	Naoto Nakamura
Date of Birth	January 25, 1960
Current Position	Corporate Auditor (since June 23, 2006)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, Asahi Breweries, Ltd.
Prior Positions	• 1985/4	Admitted to the member of Second Tokyo Bar Association
	• 1985/4	Joined Mori Sogo Law Office
	• 1998	Founded HIBIYA PARK LAW OFFICES and became a partner
	• 2003/2	Founded Law Firm of Naoto Nakamura (currently Law Firm of Nakamura, Tsunoda & Matsumoto) and became a partner

Name	Kunihiro Matsuo
Date of Birth	September 13, 1942
Current Position	Corporate Auditor (since June 24, 2008)
Principal Positions at Business Organizations Outside Mitsui
Director, Asahi Glass Co., Ltd.
Corporate Auditor, Toyota Motor Corporation
Prior Positions	• 1968	Appointment as Public Prosecutor
	• 1999	Vice Minister of Justice
	• 2004	Attorney General
	• 2006	Admission as Attorney at Law

There is no family relationship between any Directors, Corporate Auditors, Executive Officers and any other persons named above. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director, a Corporate Auditor or a member of the senior management.

B.	Compensation.

The aggregate amount of compensation and benefits in kind paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2008 was ¥4,545 million. A breakdown is provided as below.

Directors and Corporate Auditors

The remuneration of Directors and Corporate Auditors totaling ¥1,240 million during the year ended March 31, 2008 was as follows.

	Number of recipients	Total remuneration paid relating to the year ended March 31, 2008
Directors	13	¥1,053 million
Corporate Auditors	7	¥187 million
External Directors and External Corporate Auditors (included in the above amounts)	8	¥86 million
Total	20	¥1,240 million

Notes:

i)	Limits on remuneration of Directors and Corporate Auditors have been determined by General Meeting of Shareholders resolutions as follows: for Directors, there is a total limit of ¥70 million per month (by resolution of June 22, 2007); for Corporate Auditors, there is a total limit of ¥20 million per month (by resolution of June 22, 2007).
ii)	The above amounts include ¥410 million in bonuses for Directors (excluding external Directors), which was determined by the following system.

Total bonuses for Directors (excluding External Directors) are calculated as the lesser of consolidated net income x 0.1% and ¥500 million, which is payable to each director in proportionate allocation according to points given to each Director’s position. The Remuneration Committee reviewed the formula and reported to the Board of Directors in advance of the Board of Directors’ decision to establish the formula.

Executive Officers

The remuneration of Executive Officers (excluding Executive Officers who are also Directors) totaled ¥2,524 million during the year ended March 31, 2008, comprised of ¥997 million in bonuses and ¥1,527 million in monthly remunerations. The Remuneration Committee also reviews and reports to the Board of Directors on appropriateness of remuneration system and compensation levels for Executive Officers.

Pension Plans and Retirement Allowances

In addition, the aggregate amount of benefits from Directors’ and Corporate Auditors’ Pension Plans and retirement allowances for retiring Directors and Corporate Auditors—accrued prior to the abolition of the retirement allowance system—paid during the year ended March 31, 2008 was ¥781 million.

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

The aggregate amount set aside by us to provide pension benefits to Directors and Corporate Auditors was ¥3,125 million as of March 31, 2008.

Mitsui has no stock option plans for Mitsui’s Directors and Senior Management as of June 24, 2008.

C.	Board Practices.

The information in “Item 6.A. Directors and Senior Management” is incorporated into this section by reference.

None of our Directors have entered into any service contracts with us providing for benefits upon termination of his or her employment.

The Corporate Law of Japan allows a company to adopt the “Committee System” as the framework for corporate governance. We have decided, however, to maintain the corporate auditor system because we believe that our Corporate Auditors, of whom three are full-time and four are external Auditors as of March 31, 2008 and whose functions are legally defined and reinforced, provide adequate auditing functions. Furthermore, internal Directors are familiar with our business operations and can therefore contribute to effective management. Although we retained the corporate auditor system, we have decided to adopt certain aspects of the Committee System and have established three committees (the Governance Committee, the Nomination Committee, and the Remuneration Committee) to provide advice to the Board of Directors. In addition, other measures have been taken, such as shortening the term of Directors and Executive Officers from two years to one year, eliminating the retirement allowance, and increasing the number of external Directors.

Functions and Composition of three committees

The functions and composition of three committees are provided as below.

Governance Committee

Assignment :	To study the state and direction of Mitsui’s corporate governance

Composition :	Chairman (committee chair, Nobuo Ohashi), President (Shoei Utsuda), External Directors 2 (Nobuko Matsubara, Ikujiro Nonaka), internal Directors 3 (Motokazu Yoshida, Junichiro Matsumoto, Seiichi Tanaka), External Corporate Auditor 1 (Ko Matsukata)

Nomination Committee

Assignment :	To establish the selection standards and processes used in nominating directors and executive officers as well as evaluating director nomination proposals

Composition :	President (committee chair, Shoei Utsuda), External Directors 2 (Akishige Okada, Hiroshi Hirabayashi), internal Directors 2 (Motokazu Yoshida, Seiichi Tanaka)

Remuneration Committee

Assignment :	To study the system and decision-making process related to remuneration and bonuses for directors and executive officers while evaluating remuneration proposals for them

Composition :	External Director (committee chair, Akishige Okada), President (Shoei Utsuda), internal Directors 2 (Junichi Matsumoto, Seiichi Tanaka)

Our Directors and Corporate Auditors are elected at the general meeting of shareholders. In accordance with our Articles of Incorporation, the normal term of office for our Directors is one year(1) and for our Corporate Auditors is four years. However, they may both serve any number of consecutive terms. The following table shows our Directors’, Corporate Auditors’ and Executive Officers’ terms of office and their shareholdings as of March 31, 2008.

	Length of Time Served in Office (From Appointment to June 2008)(1)	Shareholdings as of March 31, 2008
Director:
Nobuo Ohashi	14 years	76,081
Shoei Utsuda	11 years	55,016
Toshihiro Soejima	2 years	18,574
Motokazu Yoshida	2 years	14,968
Ken Abe	Less than 1 year	27,627
Yoshiyuki Izawa	3 years	15,424
Junichi Matsumoto	1 year	18,298
Masami Iijima	Less than 1 year	11,031
Seiichi Tanaka	Less than 1 year	2,828
Akishige Okada(2)	5 years	1,847
Nobuko Matsubara(2)	2 years	960
Ikujiro Nonaka(2)	1 year	2,181
Hiroshi Hirabayashi(2)	1 year	739

Note (1)	At Mitsui’s ordinary general meeting of shareholders held on June 24, 2004, an amendment to the Articles of Incorporation was resolved whereby the normal term of office for Directors has been changed from two years to one year.
Note (2)	Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi are external Directors.

	Date of Expiration of Current Term of Office	Length of Time Served in Office (From Appointment to June 2008)	Shareholdings as of March 31, 2008
Corporate Auditor:
Tasuku Kondo	June 2009	3 years	24,094
Satoru Miura	June 2011	1 year	15,376
Motonori Murakami	June 2011	1 year	22,961
Ko Matsukata(3)	June 2009	12 years	15,635
Hideharu Kadowaki(3)	June 2012	4 years	5,956
Naoto Nakamura(3)	June 2010	2 years	0
Kunihiro Matsuo(3)	June 2012	Less than 1 year	0

Note (3)	Mr. Ko Matsukata, Mr. Hideharu Kadowaki, Mr. Naoto Nakamura and Mr. Kunihiro Matsuo are external Corporate Auditors.

	Length of Time Served in Office (From Appointment to June 2008)(4)	Shareholdings as of March 31, 2008
Executive Officer (excluding Executive Officers who are also a Director):
Yasunori Yokote	8 years	24,033
Toshimasa Furukawa	6 years	15,743
Shinjiro Ogawa	6 years	16,637
Jitsuro Terashima	5 years	25,326
Koji Nakamura	4 years	12,902
Kenichi Yamamoto	4 years	13,269
Toshio Awata	4 years	9,972
Kiyotaka Watanabe	3 years	7,039
Masaaki Fujita	3 years	5,582
Junichi Mizonoue	3 years	5,478
Takao Omae	3 years	10,281
Norinao Iio	3 years	5,797
Hideyo Hayakawa	2 years	2,828
Masaaki Murakami	4 years	19,172
Osamu Koyama	3 years	3,055
Terukazu Okahashi	2 years	10,136
Osamu Takahashi	2 years	6,973
Shigeru Hanagata	2 years	10,828
Masayoshi Komai	1 year	4,396
Katsumi Ogawa	1 year	1,396
Akio Yamamoto	1 year	3,094
Yoshinori Setoyama	1 year	13,496
Noriaki Sakamoto	1 year	1,496
Masahiko Okamura	1 year	4,640
Fuminobu Kawashima	1 year	10,396
Masaaki Iida	1 year	3,396
Joji Okada	Less than 1 year	8,202
Takashi Fukunaga	Less than 1 year	97
Takashi Yamauchi	Less than 1 year	1,103
Shuji Nakura	Less than 1 year	1,097
Mitsuhiko Kawai	Less than 1 year	8,178
Daisuke Saiga	Less than 1 year	97
Masayuki Kinoshita	Less than 1 year	1,138
Atsushi Oi	Less than 1 year	103

Total Shareholdings by Directors, Corporate Auditors, and Executive Officers		596,972

Note (4)	The rules of Executive Officers provide for the term of the Executive Officers as one year starting April 1 and ending March 31.

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

The Board of Corporate Auditors is comprised of all Corporate Auditors. The Board of Corporate Auditors has a statutory duty to prepare its audit report each year. Each Corporate Auditor has the right to write his or her individual opinion in the audit report if his or her opinion is different from the opinion expressed in the audit report of the Board of Corporate Auditors. The Board of Corporate Auditors is empowered to establish audit principles, methods of examination by the Corporate Auditors of the company’s affairs and financial position and other matters concerning the performance of the Corporate Auditors’ duties. The Corporate Auditors may not at the same time be directors, managers or employees of the company or any of its subsidiaries.

Exemption from Certain Corporate Governance Requirements of NASDAQ.

Nasdaq Marketplace Rule 4350(a)(1) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 4350, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission or on its website each requirement of Rule 4350 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements. Such requirements of Rule 4350 and the relevant home country practices we follow are described below:

•

Nasdaq Marketplace Rule 4350(b) requires that we make available to shareholders copies of our annual report containing our audited financial statements by mail or by posting on or through our website. In accordance with the Corporate Law of Japan, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with the Corporate Law of Japan, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited consolidated and unconsolidated financial statements prepared in accordance with U.S. GAAP and Japanese GAAP, respectively, in Japanese. Concurrently with such distribution, we distribute our audited consolidated and unconsolidated financial statements prepared in accordance with U.S. GAAP and Japanese GAAP, respectively, in English to the depository for the ADSs, and instruct the depository to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F free of charge. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

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

•

Nasdaq Marketplace Rule 4350(d)(2) requires that each issuer have and will continue to have an audit committee of at least three members, each of whom (1) is independent as defined under Rule 4200(a)(15), (2) meets the requirements of Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, (3) has not participated in the preparation of the financial statements of the issuer or any current subsidiary thereof at any time during the past three years, and (4) is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement, as required by Rule 4350(d)(2). Nasdaq Marketplace Rule 4350(d)(1) requires that each issuer have adopted a formal written audit committee charter specifying the items enumerated in that rule and that its audit committee have reviewed and reassessed the adequacy of the charter on an annual basis. Under the Corporate Law of Japan, we are not required to establish or maintain such an audit committee. The Corporate Law of Japan has no independence requirement with respect to directors of “large” companies (defined under the Corporate Law of Japan as joint stock corporations with stated capital of ¥500 million or more or with total liabilities equal to or exceeding ¥20 billion), including Mitsui, that employ a corporate governance system based on a board of corporate auditors. In many such “large” companies, functions similar to those of such an audit committee are performed by its board of corporate auditors. We have established such a Board of Corporate Auditors, each of whom does not concurrently serve as a director, manager or any other employee of the company or any of its subsidiaries. Under the Corporate Law of Japan, corporate auditors are elected at a general meeting of shareholders and are under a statutory duty to review the administration of the affairs of Mitsui by its Directors and to examine financial statements and other documents and reports of Mitsui. Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, are required to have at least 50% “external” corporate auditors, who must meet additional independence requirements under the Corporate Law of Japan. An external corporate auditor is defined in the Corporate Law of Japan as a corporate auditor who had not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have seven Corporate Auditors, four of whom are external Corporate Auditors who meet these additional requirements. Mitsui’s Board of Corporate Auditors has adopted its own code of auditing standards setting forth the scope of its responsibilities and the manner in which it carries out such responsibilities, and certain other matters.

•

Nasdaq Marketplace Rule 4350(c)(3) requires that compensation of the chief executive officer of each issuer be determined, or recommended to its board of directors for determination, either by (i) a majority of its independent directors or (ii) a compensation committee comprised solely of independent directors, and that compensation of all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. As explained above, we are not required to have independent directors. With regard to director compensation (excluding bonuses, etc.), the Corporate Law of Japan requires the board of directors to pass a board resolution proposing director compensation to be submitted for approval at a general meeting of shareholders. Within the upper limit approved at the general meeting of shareholders, the board of directors may determine the amount of compensation for each director. The board of directors, by resolution of the board of directors, may delegate such decision to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, the upper limit of compensation for its Directors approved by the general meeting of shareholders is 70 million yen per month and the Board of Directors has determined to delegate to the Chief Executive Officer the decision-making authority as to the amount of compensation for each Director within such limit. In addition to regular compensation, the aggregate amount of bonuses and other financial benefits payable to Directors as consideration for the performance of their duties is also subject to approval by shareholders at a general meeting of shareholders under the Corporate Law of Japan. With regard to employee (including officer) compensation, an approval at the general meeting of shareholders is not required under the Corporate Law of Japan. Therefore, the board of directors has the authority to determine matters relating to employee compensation. The board of directors, by resolution of the board of directors, may delegate employee compensation matters to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, its Board of Directors has duly resolved Regulations for Executive Officers, which provide that Executive Officers who are also Directors of the Company shall not be paid any compensation in their capacities as Executive Officers and that the compensation of the Executive Officers who are not Directors of the Company shall be decided by the Board of Directors, or decided by the Chief Executive Officer or other Officers authorized by the Board of Directors. Mitsui determines compensation of its Chief Executive Officer and other Officers in accordance with the aforementioned procedures. Corporate auditors do not have any specific duties with respect to compensation of the chief executive officer and other executive officers under the Corporate Law of Japan. However, the duties of corporate auditors include a general duty to audit the affairs of the company to ensure that the business is being operated in accordance with applicable law and its charter. If the corporate auditors conclude, in connection with the performance of those duties, that the compensation of directors violated applicable law or the company’s charter, the corporate auditors are required to report their conclusion to the general meeting of shareholders and may bring a lawsuit against the responsible directors.

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

•

Nasdaq Marketplace Rule 4350(g) provides that each issuer solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. Currently a Japanese company whose shares are listed on the securities exchanges defined in the Financial

Instruments and Exchange Law, including us, may, but is not required to, solicit proxies for meetings of shareholders. If such a Japanese company solicits proxies for a meeting of shareholders, it is required to provide proxy statements and documents for reference as provided for in the Financial Instruments and Exchange Law and provide copies of such proxy statements and documents for reference to the Kanto Local Finance Bureau.

•

Nasdaq Marketplace Rule 4350(h) provides that each issuer conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the issuer’s audit committee or another independent body of the board of directors. Following the requirements of the Corporate Law of Japan, we require a Director to obtain the approval of our Board of Directors in order for such Director to enter into such transactions.

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

Limitation of Liabilities of Directors and Corporate Auditors

The Articles of Incorporation of Mitsui provide that Mitsui may, by resolution of the Board of Directors, exempt the Directors and Corporate Auditors from their liabilities to the extent as permitted by the Corporate Law of Japan. The Articles of Incorporation of Mitsui also provide that Mitsui may conclude a contract with external Directors and external Corporate Auditors to limit the liability of such Directors and Corporate Auditors to the extent as permitted by the Corporate Law of Japan. In accordance with such provision of the Articles of Incorporation, Mitsui has concluded with external Directors (Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi) and external Corporate Auditors (Mr. Ko Matsukata, Mr. Hideharu Kadowaki, Mr. Naoto Nakamura and Mr. Kunihiro Matsuo), respectively, contracts to limit their liability to the extent permitted by the Corporate Law of Japan.

D.	Employees

As of March 31, 2008, 2007 and 2006, we had 42,621, 41,761 and 40,993 employees, respectively. The average number of temporary employees during the year ended March 31, 2008 was 18,376.

Effective April 1, 2007, we changed our reportable operating segments as follows:

•

We transferred coal mining, nuclear fuel and other businesses which were formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” to “Energy.” “Iron & Steel Raw Materials and Non-Ferrous Metals” was renamed and presented as “Mineral & Metal Resources.”

•	The former “Lifestyle, Consumer Service and Information, Electronics & Telecommunication.” was renamed and presented as “Consumer Service & IT.”

•

Subsidiaries in Oceania which were formerly included in “Other Overseas Areas” were integrated to “Asia” and presented as “Asia Pacific.” Also, subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas” were combined with “Europe” and presented as “Europe, the Middle East and Africa.”

For more information, see Note 17, “Segment Information,” to our consolidated financial statements.

The following tables provide the numbers of employees by operating segment as of the years ended March 31, 2008, 2007 and 2006. It is not practicable to restate the numbers as of March 31, 2007 and 2006 to conform to the current year presentation.

Year ended March 31,
2008
Operating Segment:
Iron & Steel Products	2,255
Mineral & Metal Resources	757
Machinery & Infrastructure Projects	13,177
Chemical	3,489
Energy	1,633
Foods & Retail	6,008
Consumer Service & IT	4,540
Logistics & Financial Markets	1,177
Americas	4,297
Europe, the Middle East and Africa	1,299
Asia Pacific	2,196
All Other	1,793

Total	42,621

	Year ended March 31,
	2007	2006
Operating Segment:
Iron & Steel Products	2,270	2,044
Iron & Steel Raw Materials and Non-Ferrous Metals	2,425	2,504
Machinery & Infrastructure Projects	10,859	9,338
Chemical	3,731	3,735
Energy	1,516	1,384
Foods & Retail	6,575	6,555
Lifestyle, Consumer Services and Information, Electronics & Telecommunication	5,481	5,607
Logistics & Financial Markets	1,284	1,239
Americas	2,316	2,888
Europe	1,081	1,078
Asia	1,969	2,102
Other Overseas Areas	503	535
All Other	1,751	1,984

Total	41,761	40,993

We consider relations between management and our labor unions to be good.

E.	Share Ownership.

Directors, Corporate Auditors and Executive Officers

As of March 31, 2008, the members of Mitsui’s Board of Directors, Corporate Auditors and Executive Officers held as a group, 596,972 shares of our common stock, representing 0.033% of the shares outstanding. This number of shares included 49,155 shares held by Mitsui Executives’ Shareholding Association.

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

Employees Shareholding Association

Mitsui operates an Employees’ Shareholding Association which, as of March 31, 2008, had 3,417 employee member participants.

Employee members declare monthly the amount to be deducted from his or her salary to be used to purchase shares of common stock of Mitsui through the Employees’ Shareholding Association. Employee members receive from Mitsui a monthly subsidy equivalent to 10% of the declared amount, enabling them to purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Employees’ Shareholding Association. Employee members are able to sell part of their shares that have been reserved for them under the Employees’ Shareholding Association’s plan, in multiples of 1,000 shares, once every month. As of March 31, 2008, the total amount of shares having voting rights owned by the Employees’ Shareholding Association was 10,297,673, representing 0.57% of the total shares issued and outstanding.

Mitsui does not have any other arrangements for its employees that involve the issue or grant of options, shares or securities of Mitsui.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

As of March 31, 2008, there were 1,820,183,809 shares of our common stock issued (including 3,543,891 shares of treasury stock), of which 17,626,180 shares were in the form of ADSs, representing 0.97% of our then outstanding common stock, and 284,271,239 shares, representing 15.65% of our then outstanding common stock, were held of record in the form of common stock by residents in the United States. The number of registered ADS holders was 39, and the number of registered holders of shares of common stock in the United States was 211.

The following table shows our major shareholders as of March 31, 2008, including shareholders who owned less than 5% of our then outstanding common stock, disclosed under the Financial Instruments and Exchange Law of Japan.

Shareholders	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
The Master Trust Bank of Japan, Ltd. (trust account)	180,697	9.92%
Japan Trustee Services Bank, Ltd. (trust account)	130,503	7.16%
State Street Bank and Trust Company	53,271	2.92%
Sumitomo Mitsui Banking Corporation	38,500	2.11%
Mitsui Life Insurance Company Limited	37,630	2.06%
Nippon Life Insurance Company	35,070	1.92%
The Chuo Mitsui Trust and Banking Company, Limited	30,799	1.69%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	30,375	1.66%
State Street Bank and Trust Company 505103	30,044	1.65%
The Chase Manhattan Bank N.A. London Secs Lending Omnibus Account	25,723	1.41%

(*)	The figures are rounded down to two decimal places.

Under the Financial Instruments and Exchange Law of Japan, any person that becomes a holder (together with its related persons) of more than 5% of the total issued voting shares of a company listed on any Japanese stock exchange (including ADSs representing such shares) must file a report with the Director of the relevant Local Finance Bureau and send a copy of such report to the company. A similar report must also be filed if the percentage holding of a holder of more than 5% of the total issued voting shares of a company increases or decreases by 1% or more.

Based on such reports we have received, we are aware that each of the following persons, together with its affiliates, was the beneficial owner of our common stock in the amounts and as of the dates shown in the following tables:

Schroder Investment Management (Japan) Ltd.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
September 30, 2005	98,021,300	6.19
March 31, 2006	76,106,300	4.41

Barclays Global Investors Japan Trust & Banking Co., Ltd.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
June 30, 2005	73,848,516	4.66%
August 30, 2005	79,629,817	5.03
September 9, 2005	72,230,817	4.56
September 26, 2005	79,727,817	5.03
October 31, 2005	82,041,817	5.17
December 6, 2005	63,299,817	4.00

Fidelity Investments Japan Limited

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
December 31, 2005	85,569,000	5.40%
February 15, 2007	72,786,000	4.22
May 31, 2007	90,801,000	5.08
March 31, 2008	69,399,760	3.82

JPMorgan Trust Bank Limited

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
March 31, 2006	88,102,243	5.11%
September 30, 2006	60,525,493	3.51

AllianceBernstein Japan Ltd.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
May 31, 2006	91,095,320	5.28%
February 29, 2008	116,987,615	6.44

Nomura Securities Co., Ltd.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
August 31, 2006	97,028,174	5.55%
January 15, 2007	72,867,946	4.20

Mitsubishi UFJ Financial Group, Inc.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
January 29, 2007	86,629,949	5.02%
October 8, 2007	147,839,726	8.16

(*1)	The numbers of shares of common stock owned include those of convertible bonds owned that are calculated on a fully diluted basis.
(*2)	The percentage figures are calculated as of the dates shown in the table. Percentage figures as of March 31, 2008, after the issuance of 130 million shares through the public offering in February 2006 and 9.75 million shares through the third party allotment in March 2006, are not necessarily available from the aforementioned reports.

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

Our principal associated companies include Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Sims Group Limited (16.00%), P.T. Paiton Energy (36.32%), IPM (UK) Power Holdings (25.00%), and Penske Automotive Group, Inc. (The Company changed its name from United Auto Group, Inc. on July 2, 2007.)(16.32%), among others.

The following table shows information regarding account balances and transactions with associated companies:

Billions of Yen
As of March 31, 2008
Accounts receivable, trade	¥229
Advances to associated companies	138
Accounts payable, trade	69

Dividends received from associated companies for the year ended March 31, 2008 amounted to ¥99 billion.

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

In furtherance of their trading activities, it is customary practice for us to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2008, the aggregate amount of loans (including ¥73 billion guarantees) relating to associated companies was ¥209 billion. The largest amount outstanding as of March 31, 2008 was a ¥23 billion loan with interest to P&M Drilling International B.V., which engages in capital lease operation in Netherlands. The loan was mainly from Mitsui. Other major loans to associated companies are related to the power plant project and the capital lease operation of ships.

In the ordinary course of our business, we have entered into transactions with various organizations with which certain of our Directors and Senior Management are associated, but no material transactions have been entered into for the three-year period ended March 31, 2008.

As of March 31, 2008, no person was the beneficial owner of more than 10% of our common stock.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

The audited consolidated financial statements required by this item are included elsewhere in this annual report.

Export Sales

The total amount of revenues from export transactions for the year ended March 31, 2008 was ¥456 billion, or 8% of total revenue of ¥5,739 billion.

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

Dividend Policy

We have set the target dividend payout ratio at 20% of consolidated net income, and by growing profits we will aim to progressively and sustainably increase dividend payments. Such payments will, however, be subject to our future earnings, financial condition, approval at the shareholders’ meeting (in the case of year-end dividends) and other factors, including statutory and other restrictions with respect to the payment of dividends.

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

The following table provides the reported high and low closing sales prices of our common stock on the TSE and the reported high and low closing bid price quotations per ADS for the period indicated:

	TSE		NASDAQ
	Price per Share of Common Stock (Yen)		Price per ADS (U.S. dollars)(1)
	High	Low	High	Low
Year ended March 31:
2004	¥946	¥541	$181.50	$90.90
2005	1,074	773	206.20	137.50
2006	1,731	908	292.66	171.50
2007	2,315	1,427	382.21	245.00
2008	3,080	1,704	538.92	336.25
Year ended March 31, 2007:
First quarter	¥1,824	¥1,427	$326.00	$249.42
Second quarter	1,750	1,445	304.00	249.46
Third quarter	1,788	1,430	301.90	245.00
Fourth quarter	2,315	1,671	382.21	281.44
Year ended March 31, 2008:
First quarter	¥2,595	¥2,040	$416.60	$347.21
Second quarter	2,880	2,005	501.67	371.60
Third quarter	3,080	2,270	538.92	395.02
Fourth quarter	2,405	1,704	463.97	336.25
Year ending March 31, 2009:
First quarter	¥2,750	¥2,040	$526.70	$400.04
Month of:
February 2008	¥2,405	¥2,020	$454.54	$380.00
March 2008	2,395	1,926	463.97	384.26
April 2008	2,595	2,040	506.05	400.04
May 2008	2,750	2,390	526.70	457.82
June 2008	2,605	2,290	496.00	421.07
July 2008	2,425	2,035	454.20	387.78

(1)	All fractional figures of the prices per ADS are rounded to the nearest two decimal points.

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

On July 31, 2008, the closing sales price per share of our common stock on the TSE was ¥2,235, and the closing sales price per ADS on the NASDAQ Global Select Market was U.S.$415.99.

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

With the revision of the Corporate Law of Japan and related legislation on May 1, 2006, the relevant provisions of Mitsui’s Articles of Incorporation and Share Handling Regulations were, among other things, amended as follows:

(1)	Article 16 of Mitsui’s Articles of Incorporation provides that Mitsui may, in convening General Meetings of Shareholders, post on Internet information required to be recorded or indicated in reference documents for General Meetings of Shareholders, business reports, financial statements and consolidated financial statements in accordance with the provisions of laws and regulations. Such posting of information may be deemed to constitute provision of such information to shareholders;

(2)	Article 18 of Mitsui’s Articles of Incorporation provides that a shareholder may exercise his/her voting rights by proxy who shall be one shareholder of Mitsui with voting rights;

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

Under Mitsui’s Articles of Incorporation, currently in effect, only shares of common stock are issuable and 1,820,183,809 shares of common stock (including treasury stock of 3,543,891 shares) were issued, fully paid as of March 31, 2008.

Dividends

Dividends on our shares are generally distributed in proportion to the number of shares owned by each shareholder.

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is three business days prior to the record date.

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

Under the Corporate Law of Japan, when we make a distribution of surpluses, we must set aside in our additional paid-in capital or legal reserves an amount equal to at least one-tenth of the amount of surpluses so distributed, unless the sum of our additional paid-in capital and legal reserves is one-quarter or more of our stated capital. Under the Corporate Law of Japan, we may distribute any dividends up to the amount of the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution (the “Distributable Amount”), if our net assets are not less than ¥3,000,000:

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

Repurchase by Mitsui of its Common Stock

Under the Corporate Law of Japan and the Mitsui’s Articles of Incorporation, Mitsui may acquire its own shares (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which Mitsui’s shares are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to Mitsui that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter). The total amount of the purchase price of Mitsui’s own shares may not exceed the Distributable Amount, as described in the “Dividends” above.

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

A law to establish a new central clearing system for shares of listed companies and to eliminate the issuance and use of certificates for such shares was promulgated in June 2004 and the relevant part of the law will come into effect within five years of the date of the promulgation. Currently, the effective date has not yet been determined but is expected to be January 5, 2009. On the effective date, a new central clearing system will be established and the shares of all Japanese companies listed on any Japanese stock exchange, including Mitsui’s shares, will be subject to the new central clearing system. On the same day, Mitsui will be deemed to become a company which shall not issue share certificates for its shares and all existing share certificates will become null and void. Thereafter, the transfer of such shares will be effected through entry in the records maintained under the new central clearing system. Only shares deposited with JASDEC will be immediately transferable under the new central clearing system. Upon the effective date, any requirement, reference and discussion relating to share certificates included in this section “Transfer of shares” will not be applicable.

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

Reporting of Substantial Shareholdings

The Financial Instruments and Exchange Law of Japan and its related regulations require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on an over-the-counter market in Japan, to file a report concerning such shareholdings with the director of the relevant Local Finance Bureau of the Ministry of Finance within five business days. With certain exceptions, a similar report must also be made in respect of any subsequent change of 1% or more in any such holding or of any change in material matters set out in any previously-filed reports. For this purpose, shares issuable or transferable to such person upon exercise of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with share subscription rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. Copies of each report must also be furnished to the issuer of the shares and to all Japanese stock exchanges on which the shares are listed or, in the case of shares traded over-the-counter, to the Japan Securities Dealers Association.

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

On July 31, 2008, the closing price of our shares on the Tokyo Stock Exchange was ¥2,235 per share. The following table shows the respective daily price limit for a stock on the Tokyo Stock Exchange with a closing price per share corresponding to four ranges. Other daily price limits would apply if our per share price moved to other ranges.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before March 31, 2009, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of Mitsui. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland,

Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Japan’s income tax treaties with the United Kingdom and France set the maximum withholding rate at 10%. Under the U.S.-Japan tax treaty (the “Treaty”), the maximum withholding rate on dividends for portfolio investors is 10%, if (i) they do not have a permanent establishment in Japan, and (ii) the shares on ADSs with respect to which such dividends are paid are not effectively connected with such permanent establishment, and (iii) they are qualified U.S. residents eligible for benefits under the Treaty. Under the Treaty, withholding tax on dividends for pension funds which are qualified U.S. residents eligible for benefits under the Treaty is exempt from Japanese taxation by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who acquires the shares or the ADSs as a legatee, heir or donee.

United States Taxation

General

This discussion of certain U.S. federal tax consequences only applies to U.S. holders (as defined below) who hold our ADSs or common shares as capital assets for tax purposes and are not members of a special class of holders subject to special rules, including: dealers in securities; traders in securities who elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; insurance companies; persons liable for alternative minimum tax; persons who actually or constructively own 10% or more of Mitsui voting stock; persons who hold shares or ADSs as part of a hedging or straddle or conversion transaction; or persons whose functional currency is not the U.S. dollar. A U.S. holder is a beneficial owner of shares or ADSs that is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

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

If a partnership holds the common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares or ADSs should consult its tax advisor with regard to the US federal income tax treatment of an investment in the common shares or ADSs.

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

Dividends will be income from sources outside the United States, but dividends paid in taxable years beginning before January 1, 2007 generally will be “passive” or “financial services” income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on the U.S. holder’s circumstances, be “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to the U.S. holder. No U.S. foreign tax credit will be allowed to U.S. holders of common shares or ADSs in respect of any personal property or similar tax imposed by Japan (or any taxing authority thereof or therein). Subject to certain limitations, the Japanese tax withheld and paid over to Japan will be creditable or deductible against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. U.S. holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of common shares or ADSs will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the U.S. for foreign tax credit limitation purposes.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risk.

Our business transactions are exposed to various aspects of market risks in interest rates, foreign currency exchange rates, commodity prices and equity prices. Particularly, Mitsui and certain subsidiaries are engaged in trading activities which include mainly active and repeated selling and buying transactions of derivative financial and commodity instruments. In order to control exposures to those risks, we set position limits and loss limits (trading limits) both for trading activities and non-trading activities.

Monitoring Market Risks at Our Organization

We have market risk management policies and procedures at several levels throughout our organization. Chief Operating Officer of each operating segment has the primary responsibility for setting the trading limits, controlling and managing market risk within the trading limits. Each operating segment must maintain a framework which also covers its major subsidiaries for measuring portfolio risk within its risk limits. The transactions are recorded by independent monitoring sections.

The Market Risk Management Division within our headquarters monitors the company-wide process of risk management and compliance with trading limits set for operating segments. The Market Risk Management Division also provides general supervision over the market risk management process for operating segments.

The Market Risk Management Division periodically reports the market risk positions to Chief Financial Officer which includes analyses on Value-at-Risk (“VaR”) amounts for specified market risk positions. For derivative financial and commodity instruments entered into as trading activities including swap transactions, forward contracts, futures and other instruments, it measures VaR amounts on a daily basis and conducts back-testing to verify effectiveness of its VaR calculation models by comparing assumptions and estimations with actual results periodically.

VaR Analysis at Mitsui

VaR is a statistical measure of the potential change in market value of portfolios resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. At March 31, 2008 and 2007, we calculated VaR using the following assumption and parameters:

•

holding period of one day with respect to the interest rate, foreign currency exchange rate and commodity price risks (with some exceptions to certain commodity price risks where in case VaRs in five days are used); and

•	a variance-covariance method, a historical simulation approach and/or Monte Carlo simulation with a confidence level of 95% or higher.

As VaR is an estimation based on past market data regarding changes in market risk factors, our actual results may differ materially from the calculations. Moreover, the sum of the VaRs of each risk category does not represent VaR of our combined portfolio, since market risk factors such as interest rates and currency exchange rates are partially correlated and a change in market value affected by certain risk factor may offset effects of other risk factors.

VaRs for Trading Activities

The following table sets forth the year end, high, low, and average VaR figures of trading portfolios which are mainly corresponding to interest rate risk, foreign exchange rate risk and commodity price risk for the years ended March 31, 2008 and 2007. Each category represents principally the following transactions:

•	interest rate sensitive financial (derivative and non-derivative) instrument trading conducted by the Financial Markets Business Unit(i);

•	foreign exchange trading (forwards, swaps, options and non-deliverable forwards) conducted by the Financial Markets Business Unit(ii); and

•

commodity derivative trading, such as futures, forwards, swaps and options related to energy products including crude oil and oil products; precious metals and base metals including gold, silver, platinum, palladium, copper, lead, nickel and aluminum; and agricultural products including wheat, coffee and soy beans; and weather derivative trading conducted by the Financial Markets Business Unit and other business units(iii).

	Millions of Yen
	Years Ended March 31,
	2008				2007
	Year End	High	Low	Average	Year End	High	Low	Average
Interest rate risk	¥0	¥25	¥0	¥8	¥55	¥128	¥1	¥60
Foreign currency exchange rate risk	77	77	6	37	52	244	26	103
Commodity price risk	1,914	2,762	1,914	2,505	2,582	3,327	2,427	2,790

(i) (ii)	In our organization most of the limits related to interest rate and foreign exchange for trading purpose had been delegated to the Financial Markets Business Unit. Since January 2008, the relevant departments have been transferred to the Finance Division in the All Other Segment. Those limits approved for other operating segments are immaterial.
(iii)	In the Americas Segment, Westport Petroleum, Inc. (United States) has considerable limits and positions in oil products.

VaRs for Non-Trading Activities

In this item, “Non-Trading” represents contractual business transactions other than “trading activities” as discussed above. The following table sets forth the year-end, high, low and average VaR figures of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading activities for the years ended March 31, 2008 and 2007.

With regard to these risks, the Market Risk Management Division obtains monthly reports of positions for “Non-Trading Activities” as well as for “Trading Activities” discussed above from all the operating segments, and also reports those risk positions including the VaR analysis results to Chief Financial Officer.

•

Interest rate risk in this paragraph only represents the net risk exposure to rising interest rates at the Head Office of Mitsui for short and long term finance and liquidity management purpose. See “Item 5. B. LIQUIDITY AND CAPITAL RESOURCES”—“Finance and Liquidity Management.” This net risk position is monitored through an asset-liability management approach, categorizing assets and liabilities by attributes of sensitivity to interest rate fluctuations.

•

Foreign exchange rate risk consists of the net risk position of transactions denominated in foreign currencies, mainly in U.S. dollars and Australian dollars, which include paying and receiving transactions in commercial contracts, long-term financing transactions, identifiable commitments and forecasted transactions, taking into consideration the effect of hedging transactions such as forward contracts and currency options.

•

Commodity price risk consists of the net balance of commodity positions and commodity derivative instruments utilized to hedge the commodity price risk associated with non-derivative commodity positions such as physical commodity inventories and firm commitments in precious metals and base metals; energy products; and agricultural products.

	Millions of Yen
	Years Ended March 31,
	2008				2007
	Year End	High	Low	Average	Year End	High	Low	Average
Interest rate risk	¥469	¥677	¥347	¥515	¥627	¥1,128	¥627	¥838
Foreign currency exchange rate risk	2,804	3,292	423	1,366	1,381	1,381	202	751
Commodity price risk	380	717	380	545	939	1,807	939	1,354

Market Risk Positions from Non-Trading Activities

We have disclosed non-trading market risk exposures in terms of VaR as shown above. However, we recognize that market risk exposures in terms of outstanding positions will be more useful for investors as fundamental information.

“Non-Trading” represents business transactions other than “trading activities” as discussed above. The following tables set forth the positions of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading purposes for the year ended March 31, 2008.

Interest rate risk

We are exposed to interest rate risk on our interest bearing debt, which primarily consists of borrowings and bonds denominated in Japanese yen and U.S. dollars. We have entered into interest rate derivative transactions primarily to hedge the exposure we hold on these financial instruments. Our interest rate derivatives transactions mainly consist of interest rate swaps and currency swaps to convert fixed rate exposures to floating rate exposures. The table below illustrates the structure of interest types (floating/fixed) of our interest bearing debt as of March 31, 2008 that was derived from fund raising activities, taking into consideration the effect of hedging transactions by these financial derivatives. See also “Item 5. B. LIQUIDITY AND CAPITAL RESOURCES”—“Finance and Liquidity Management.”

	Billions of Yen
	March 31, 2008
Name of currencies	Floating Rate	Fixed Rate
Japanese Yen	1,632.2	844.8
U.S. Dollar	779.2	221.3
Others	82.7	62.1

Total	2,494.1	1,128.2

Foreign currency exchange rate risk

We are exposed to foreign currency exchange rate risk on the net risk position of transactions denominated in foreign currencies, mainly in U.S. dollars and Australian dollars, which include paying and receiving transactions in commercial contracts, long-term financing transactions, identifiable commitments and forecasted transactions, taking into consideration the effect of hedging transactions such as forward contracts and currency options. The table below sets forth information on our foreign exchange positions as mentioned above against Japanese Yen as of March 31, 2008.

	Billions of Yen
	March 31, 2008
Name of currencies	Long	Short	Net
U.S. Dollar	85.8	234.0	(148.2)
Australian Dollar	201.7	38.1	163.6
Others	26.6	16.2	10.4

Total	314.1	288.3	25.8

Commodity price risk

The table below sets forth information on our commodity forward and future positions as of March 31, 2008, classified by products of precious metals and base metals; energy products; and agricultural products. Each figure represents the magnitude of outstanding balances of commodity forward contracts and futures utilized to hedge or mitigate the commodity price risk associated with non-derivative commodity positions such as physical inventories and firm commitments. Those figures, therefore, do not include those non-derivative commodity positions.

	Billions of Yen
	March 31, 2008
Name of commodities	Long	Short	Net
Non-ferrous metals(1)	246.0	264.8	(18.8)
Petroleum (Energy)(2)	152.5	170.3	(17.8)
Foodstuff	12.0	20.6	(8.6)

Total	410.5	455.7	(45.2)

(1)	Non-ferrous metals include precious metals (gold, silver and platinum, among others) and base metals (copper, aluminium and nickel, among others).
(2)	Petroleum (Energy) includes crude oil, oil products, LPG etc.

Equity Price Risk

We hold stocks issued by, amongst others, our customers and suppliers as marketable securities, intending to strengthen ties with them. The fair value and unrealized holding net gains (losses) on marketable equity securities by industry at March 31, 2008 and 2007 were as follows:

	Billions of Yen
	March 31, 2008		March 31, 2007
	Fair Value	Unrealized Holding Net Gains (Losses)	Fair Value	Unrealized Holding Net Gains
Manufacturing	¥425.7	¥179.3	¥409.8	¥232.1
Commercial, finance and real estate	70.9	(15.7)	135.3	41.9
Transport and telecommunication	36.7	16.9	56.4	29.2
Energy, service and others	118.7	83.8	260.0	162.3

Total	¥652.0	¥264.3	¥861.5	¥465.5

For the year ended March 31, 2008, the general decrease in unrealized holding gains and fair value compared to the year ended March 31, 2007 was mainly due to the overall stagnation of Japanese stock prices. Unrealized holding net “loss” of Commercial, finance and real estate was especially due to the sank of real estate sector. For the details, see “Item 5. B. LIQUIDITY AND CAPITAL RESOURCES”—”Assets, Liabilities and Shareholders’ Equity.”

Maturities and fair values of debt securities classified as available-for-sale and held-to-maturity at March 31, 2008 were as follows:

	Billions of Yen
	Available-for-sale		Held-to-maturity
	Amortized Cost	Aggregate Fair Value	Amortized cost	Aggregate Fair Value
Contractual maturities:
Within 1 year	¥38.2	¥38.2	¥0.1	¥0.1
After 1 year through 5 years	17.4	17.4	2.6	2.6
After 5 years through 10 years	2.5	2.5	0.0	0.0
After 10 years	0.0	0.0	0.0	0.0

Total	¥58.1	¥58.1	¥2.7	¥2.7

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.    Controls and Procedures.

(a) Disclosure Controls and Procedures

Mitsui’s management, with the participation of its principal executive and principal financial officers, has performed an evaluation of the effectiveness of disclosure controls and procedures (as defined by Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934) as of the end of the period covered by this report. Based upon that evaluation, Mitsui’s principal executive and principal financial officers concluded that the disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management’s Annual Report on Internal Control over Financial Reporting

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

Mitsui’s management assessed the effectiveness of Mitsui’s internal control over financial reporting as of March 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on Mitsui’s assessment, Mitsui’s management concluded that, as of March 31, 2008, Mitsui’s internal control over financial reporting was effective.

Mitsui’s management excluded the following companies, which Mitsui acquired in purchase business combinations during the fiscal year ended March 31, 2008, from its assessment of effectiveness of internal controls over financial reporting as of March 31, 2008.

Company	Acquisition Date

Steel Technologies Inc.	June 1, 2007

Mitsui Raw Materials Development Pty. Limited	June 5, 2007

The above companies in the aggregate represented approximately 0.3 percent and 1.6 percent, respectively, of Mitsui’s consolidated net and total assets as of, and 2.1 percent and 0.3 percent, respectively, of Mitsui’s consolidated revenue and net income for the year ended March 31, 2008.

Mitsui’s management also excluded from its assessment of internal control over financial reporting as of March 31, 2008 the following unincorporated joint ventures (J/V), which were accounted for via proportionate consolidation in accordance with Emerging Issues Task Force Issue No.00-1 in Mitsui’s consolidated financial statements for the fiscal year ended March 31, 2008. Mitsui has been unable to assess the effectiveness of internal controls at these entities due to the fact that Mitsui does not have the ability to dictate or modify the controls of these entities and does not have the ability, in practice, to assess, those controls.

J/V	Mitsui’s Ownership
Block 9 J/V	35%
Capricorn Coal Development J/V	30%
Block 10, 11, 12, 13, 10A/11A J/V	20-40%
Dawson J/V	49%
Main Pass Block 61 J/V	50%
Robe River Iron Associates J/V	33%
WA-28-L J/V	40%

The above unincorporated joint ventures in the aggregate represented approximately 3.7 percent, respectively, of Mitsui’s consolidated total assets as of, and 1.5 percent of Mitsui’s consolidated revenue for the year ended March 31, 2008.

Deloitte Touche Tohmatsu, an independent registered public accounting firm, has issued an attestation report on Mitsui’s internal control over financial reporting. Their report appears on page F-3 of this annual report.

(c) Change in Internal Control over Financial Reporting

There was no change in Mitsui’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2008 that has materially affected, or is reasonably likely to materially affect, Mitsui’s internal control over financial reporting.

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

Mr. Kadowaki was elected as one of our Corporate Auditors at the ordinary general meeting of shareholders (first elected in June 2004 and re-elected in June 2008). His main career has been in the field of financial risk management at Mitsui Bank, Sakura Bank, Sumitomo Mitsui Banking Corporation, and Sumitomo Mitsui Financial Group, Inc. His final position in the bank was an executive vice president who, while overseeing the entire operation of the bank, was responsible for risk management and internal auditing.

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

	Millions of Yen
	Year Ended March 31,
	2008	2007
Audit fees(1)	¥3,445	¥2,874
Audit-related fees(2)	118	288
Tax fees(3)	495	398
All other fees(4)	44	52

Total	¥4,102	¥3,612

(1)	Audit fees are fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as due diligence services in connection with potential business acquisitions, that are not reported in audit fees.
(3)	Tax fees are fees billed for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(4)	All other fees are fees billed for services provided by the principal accountant, other than services reported in audit fees, audit-related fees and tax fees, such as advisory services for risk management and regulatory matters.

Beginning with the year ended March 31, 2004, the first fiscal year of application of paragraph (c)(7) of Rule 2-01 of Regulation S-X, our Board of Corporate Auditors has adopted pre-approval policies and procedures requiring pre-approval by the Board of Corporate Auditors for all audit and non-audit services provided by the principal accountant.

We have our principal policy that the audit services for Mitsui and its subsidiaries are to be rendered by the principal accountant, namely Deloitte Touche Tohmatsu, and other member firms of Deloitte Touche Tohmatsu (a Swiss Verein) while all non-audit services are to be rendered by the accounting firms not belonging to the group of Deloitte Touche Tohmatsu with some specific exceptions. Among those exceptions are certain tax services, certain due diligence services for acquisition, etc. which would not be considered to impair the independence of our principal accountant.

The pre-approval procedures are as follows: (i) any audit or non-audit services, for which estimated total fee shall exceed 10 Million Yen may be pre-approved by the Board of Corporate Auditors; (ii) any audit or non-audit services, for which estimated total fee shall not exceed 10 Million Yen may be pre-approved by two of full-time Corporate Auditors, provided that such pre-approval must be reported at the next proceeding full Board of the Corporate Auditors; and (iii) certain categories of non-audit services prescribed in the pre-approval policies and procedures may be pre-approved comprehensively on an annual basis provided that the estimated total fees should be specified in the relevant application and that the actual services provided shall be periodically reported to the Board of Corporate Auditors.

All of the services provided by the principal accountant for the years ended March 31, 2008 and 2007 were approved by two of the full-time Corporate Auditors or the Board of Corporate Auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Nasdaq Marketplace Rules 4350(d)(3) and 4350(d)(2)(A)(ii), we rely on an exemption provided by paragraph (c)(3) of Rule 10A-3 available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth Mitsui’s purchases of its common stock during the fiscal year ended March 31, 2008:

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2007—April 30, 2007	60,001	¥2,133.65	N/A	N/A
May 1, 2007—May 31, 2007	61,197	2,297.13	N/A	N/A
June 1, 2007—June 30, 2007	62,514	2,479.27	N/A	N/A
July 1, 2007—July 31, 2007	171,453	2,679.24	N/A	N/A
August 1, 2007—August 31, 2007	45,514	2,475.87	N/A	N/A
September 1, 2007—September 30, 2007	26,585	2,425.49	N/A	N/A
October 1, 2007—October 31, 2007	78,867	2,872.76	N/A	N/A
November 1, 2007—November 30, 2007	67,752	2,713.20	N/A	N/A
December 1, 2007—December 31, 2007	53,455	2,359.64	N/A	N/A
January 1, 2008—January 31, 2008	28,264	2,241.02	N/A	N/A
February 1, 2008—February 28, 2008	20,978	2,198.00	N/A	N/A
March 1, 2008—March 31, 2008	23,204	2,187.92	N/A	N/A

Total	699,784	2,510.58	N/A	N/A

*	Under the Corporate Law of Japan, a holder of shares constituting less than one full unit may require Mitsui to purchase such shares at their market value (See “Memorandum and Articles of Association—’Unit’ share system—Repurchase by Mitsui of shares constituting less than a full unit” in “Item 10. Additional Information”). During the year ended March 31, 2008, Mitsui purchased 676,584 shares for a total purchase price of 1,696,821,714 yen upon such requests from holders of shares constituting less than one full unit.

**	Under the Corporate Law of Japan, a holder of shares may require Mitsui to purchase such shares at their market value upon Mitsui’s acquisition of a company through exchange of shares. During the year ended March 31, 2008, Mitsui purchased 23,200 shares for a total purchase price of 60,041,600 yen upon such a request from a holder of shares upon Mitsui’s acquisition of Nippon Trading Co., Ltd. through exchange of shares.

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

MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The audited consolidated financial statements of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2008 and 2007, and for the years ended March 31, 2008, 2007 and 2006, filed as part of this annual reports are as follows:

Supplemental Information:

Schedules for the Years Ended March 31, 2008, 2007 and 2006:

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha)

Tokyo, Japan:

We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2008 and 2007, and the related statements of consolidated income, consolidated shareholders’ equity, and consolidated cash flows for each of the three years in the period ended March 31, 2008 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2007, the Company changed its method of accounting for uncertainty in income taxes to conform to Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/    DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

June 24, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha)

Tokyo, Japan:

We have audited the internal control over financial reporting of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), management excluded from its assessment the internal control over financial reporting at Steel Technologies Inc. and Mitsui Raw Materials Development Pty. Limited (collectively the “Acquired Entities”), which were acquired on June 1, 2007, and June 5, 2007, respectively, and whose financial statements constitute 0.3% and 1.6 % of net and total assets, respectively, 2.1 % of revenues, and 0.3 % of net income of the consolidated financial statement amounts as of and for the year ended March 31, 2008. Also as described in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), management excluded from its assessment the internal control over financial reporting at the unincorporated joint ventures (J/V), which were accounted for via proportionate consolidation in accordance with Emerging Issues Task Force Issue No. 00-1 because the Company does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Block 9 J/V (35%), Capricorn Coal Development J/V (30%), Block 10, 11, 12, 13, 10A/11A J/V (20-40%), Dawson J/V (49%), Main Pass Block 61 J/V (50%), Robe River Iron Associates J/V (33%) and WA-28-L J/V (40%) (collectively the “Unincorporated J/Vs”), constitute 3.7 % of total assets and 1.5 % of revenues of the consolidated financial statement amounts as of and for the year ended March 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at the Acquired Entities or the Unincorporated J/Vs. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2008 of the Company and our report dated June 24, 2008 expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” effective April 1, 2007.

/s/    DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

June 24, 2008

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

March 31, 2008 and 2007

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2008	2007	2008
ASSETS
Current Assets:
Cash and cash equivalents (Notes 2 and 5)	¥899,264	¥800,032	$8,993
Time deposits	12,302	6,591	123
Marketable securities (Notes 2 and 5)	7,114	11,670	71
Trade receivables (Note 9):
Notes and loans, less unearned interest	424,406	475,271	4,244
Accounts (Note 8)	2,125,640	2,199,614	21,257
Associated companies	228,831	240,950	2,288
Allowance for doubtful receivables (Notes 2 and 7)	(23,289)	(29,824)	(233)
Inventories (Notes 2, 9 and 23)	739,721	696,470	7,397
Advance payments to suppliers	95,188	96,702	952
Deferred tax assets—current (Notes 2 and 20)	37,766	21,175	378
Derivative assets (Note 2)	391,333	254,319	3,913
Other current assets	272,838	300,806	2,728

Total current assets	5,211,114	5,073,776	52,111

Investments and Non-current Receivables (Notes 2 and 9):
Investments in and advances to associated companies (Notes 6 and 17)	1,333,042	1,587,571	13,330
Other investments (Note 5)	1,281,476	1,238,853	12,815
Non-current receivables, less unearned interest (Note 8)	497,265	476,107	4,973
Allowance for doubtful receivables (Notes 7 and 8)	(58,957)	(69,775)	(590)
Property leased to others—at cost, less accumulated depreciation (Notes 8 and 23)	184,447	259,240	1,845

Total investments and non-current receivables	3,237,273	3,491,996	32,373

Property and Equipment—at Cost (Notes 2, 8, 9 and 10):
Land, land improvements and timberlands	188,848	191,537	1,888
Buildings, including leasehold improvements	385,104	379,814	3,851
Equipment and fixtures	815,202	790,510	8,152
Mineral rights	146,120	151,752	1,461
Vessels	33,789	33,666	338
Projects in progress	176,987	130,529	1,770

Total	1,746,050	1,677,808	17,460
Accumulated depreciation	(729,715)	(689,508)	(7,297)

Net property and equipment	1,016,335	988,300	10,163

Intangible Assets, less Accumulated Amortization (Notes 2, 3, 12 and 14)	128,504	104,445	1,285

Deferred Tax Assets—Non-current (Notes 2 and 20)	20,574	21,800	206

Other Assets (Note 14)	77,079	132,995	771

Total	¥9,690,879	¥9,813,312	$96,909

See notes to consolidated financial statements.

Consolidated Balance Sheets—(Continued)

Mitsui & Co., Ltd. and subsidiaries

March 31, 2008 and 2007

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2008	2007	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt (Notes 9 and 13)	¥464,547	¥658,747	$4,646
Current maturities of long-term debt (Notes 8, 9 and 13)	276,620	371,865	2,766
Trade payables:
Notes and acceptances	79,414	98,199	794
Accounts	1,888,911	1,966,800	18,889
Associated companies	69,476	64,730	695
Accrued expenses:
Income taxes (Notes 2 and 20)	127,411	85,692	1,274
Interest	21,924	25,324	219
Other	85,526	84,625	855
Advances from customers	113,939	113,586	1,139
Derivative liabilities (Note 2)	279,696	198,735	2,797
Other current liabilities (Notes 2, 20 and 22)	187,149	141,899	1,872

Total current liabilities	3,594,613	3,810,202	35,946

Long-term Debt, less Current Maturities (Notes 8, 9, 11 and 13)	2,944,383	2,887,528	29,444

Accrued Pension Costs and Liability for Severance Indemnities (Notes 2 and 14)	32,754	33,209	327

Deferred Tax Liabilities—Non-current (Notes 2 and 20)	387,337	450,181	3,873
Other Long-term Liabilities (Notes 2 and 22)	304,156	283,226	3,042

Contingent Liabilities (Notes 9 and 22)
Minority Interests	243,976	238,687	2,440

Shareholders’ Equity (Note 15):
Common stock—no par value
Authorized, 2,500,000,000 shares;
Issued, 1,820,183,809 shares in 2008 and 1,787,538,428 shares in 2007	337,544	323,213	3,375
Capital surplus	432,245	417,900	4,323
Retained earnings:
Appropriated for legal reserve	47,463	39,670	475
Unappropriated (Notes 6, 13, 20 and 28)	1,397,313	1,072,234	13,973
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	140,446	258,922	1,405
Foreign currency translation adjustments	(135,196)	(9,409)	(1,352)
Defined benefit pension plans (Note 14)	(32,160)	2,287	(322)
Net unrealized gains and losses on derivatives (Note 25)	1,135	8,930	11

Total accumulated other comprehensive (loss) income	(25,775)	260,730	(258)

Treasury stock, at cost: 3,543,891 shares in 2008 and 2,911,367 shares in 2007	(5,130)	(3,468)	(51)

Total shareholders’ equity	2,183,660	2,110,279	21,837

Total	¥9,690,879	¥9,813,312	$96,909

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2008	2007	2006	2008
Revenues (Notes 2, 6, 17 and 18):
Sales of products (Note 25)	¥5,009,773	¥4,090,447	¥3,397,590	$50,098
Sales of services	553,742	556,014	510,890	5,537
Other sales (Note 8)	175,363	147,136	119,036	1,754

Total revenues	5,738,878	4,793,597	4,027,516	57,389

Total Trading Transactions (Notes 2 and 17): 2008, ¥17,009,056 million—$170,091 million; 2007, ¥15,271,649 million; 2006, ¥14,796,535 million
Cost of Revenues (Notes 2, 6 and 18):
Cost of products sold (Note 25)	4,512,491	3,696,859	3,059,671	45,125
Cost of services sold	156,187	158,543	130,339	1,562
Cost of other sales (Note 8)	82,123	71,904	52,942	821

Total cost of revenues	4,750,801	3,927,306	3,242,952	47,508

Gross Profit	988,077	866,291	784,564	9,881

Other Expenses (Income):
Selling, general and administrative (Notes 2, 8, 12, 14, 18 and 24)	605,176	571,617	538,598	6,052
Provision for doubtful receivables (Notes 2 and 7)	8,073	11,873	(1,757)	81
Interest income (Notes 2 and 25)	(57,268)	(49,847)	(37,607)	(573)
Interest expense (Notes 2 and 25)	106,213	92,501	58,798	1,062
Dividend income	(50,115)	(49,188)	(30,196)	(501)
Gain on sales of securities—net (Notes 2 and 5)	(92,307)	(58,800)	(37,819)	(923)
Loss on write-down of securities (Notes 2 and 5)	36,715	11,687	10,530	367
Loss (gain) on disposal or sales of property and equipment—net (Note 24)	228	(5,283)	(7,478)	2
Impairment loss of long-lived assets (Notes 2, 10, 12 and 24)	24,393	19,427	15,820	244
Impairment loss of goodwill (Notes 2 and 12)	2,004	16,528	—	20
Compensation and other charges related to DPF incident (Note 21)	—	(3,864)	9,000	—
Other expense (income)—net (Notes 18, 19, 22 and 24)	2,961	466	(1,998)	30

Total other expenses	586,073	557,117	515,891	5,861

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings (Note 20)	402,004	309,174	268,673	4,020

Income Taxes (Notes 2 and 20):
Current	173,275	134,340	98,631	1,732
Deferred	(2,038)	10,928	35,447	(20)

Total	171,237	145,268	134,078	1,712

Income from Continuing Operations before Minority Interests and Equity in Earnings	230,767	163,906	134,595	2,308
Minority Interests in Earnings of Subsidiaries	(45,958)	(17,874)	(13,710)	(460)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 2, 6 and 20)	154,268	153,094	94,182	1,543

Income from Continuing Operations	339,077	299,126	215,067	3,391
Income (Loss) from Discontinued Operations—Net (After Income Tax Effect) (Notes 4, 20 and 24)	70,984	2,376	(12,658)	710

Net Income	¥410,061	¥301,502	¥202,409	$4,101

	Yen			U.S. Dollars (Note 2)
Net Income per Share (Notes 2 and 16):
Basic:
Continuing operations	¥187.87	¥172.88	¥134.16	$1.88
Discontinued operations	39.33	1.38	(7.90)	0.39

Total	¥227.20	¥174.26	¥126.26	$2.27

Diluted:
Continuing operations	¥185.91	¥164.02	¥126.26	$1.86
Discontinued operations	38.91	1.30	(7.41)	0.39

Total	¥224.82	¥165.32	¥118.85	$2.25

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2008	2007	2006	2008
Common Stock (Note 15):
Balance at beginning of year
Shares issued: 2008—1,787,538,428 shares; 2007—1,725,018,515 shares; 2006—1,583,687,322 shares	¥323,213	¥295,766	¥192,493	$3,232
Issuance of common stock
Shares issued: 2008—0 share; 2007—0 share; 2006—139,750,000 shares	—	—	102,576	—
Common stock issued upon conversion of bonds
Shares issued: 2008—32,645,381 shares; 2007—62,519,913 shares; 2006—1,581,193 shares	14,331	27,447	697	143

Balance at end of year
Shares issued: 2008—1,820,183,809 shares; 2007—1,787,538,428 shares; 2006—1,725,018,515 shares	¥337,544	¥323,213	¥295,766	$3,375

Capital Surplus (Note 15):
Balance at beginning of year	¥417,900	¥390,488	¥288,048	$4,179
Issuance of common stock	—	—	101,733	—
Conversion of bonds	14,285	27,359	695	143
Gain on sales of treasury stock	60	53	12	0

Balance at end of year	¥432,245	¥417,900	¥390,488	$4,322

Retained Earnings (Note 15):
Appropriated for Legal Reserve:
Balance at beginning of year	¥39,670	¥38,508	¥37,018	$397
Transfer from unappropriated retained earnings	7,793	1,162	1,490	78

Balance at end of year	¥47,463	¥39,670	¥38,508	$475

Unappropriated (Notes 6, 13, 20 and 28):
Balance at beginning of year	¥1,072,234	¥825,306	¥656,032	$10,722
Cumulative effect of a change in accounting principle—initial application of FIN No. 48 (Notes 2 and 20)	(5,113)	—	—	(51)
Net income	410,061	301,502	202,409	4,101
Cash dividends paid (annual rate per share: 2008, ¥40.0—40.0 ¢; 2007, ¥31.0; 2006, ¥20.0)	(72,076)	(53,412)	(31,645)	(721)
Transfer to retained earnings appropriated for legal reserve	(7,793)	(1,162)	(1,490)	(78)

Balance at end of year	¥1,397,313	¥1,072,234	¥825,306	$13,973

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Notes 2, 15 and 20):
Balance at beginning of year	¥260,730	¥129,842	¥(49,551)	$2,607
Unrealized holding gains and losses on available-for-sale securities (Note 5)	(118,476)	42,823	115,920	(1,185)
Foreign currency translation adjustments	(125,787)	73,870	59,508	(1,258)
Minimum pension liability adjustment	—	1,058	274	—
Defined benefit pension plans (Note 14):
Net prior service credit	474	—	—	5
Net actuarial loss	(34,921)	—	—	(349)
Adjustment to initially apply SFAS No. 158 (Note 14)	—	6,646	—	—
Net unrealized gains and losses on derivatives (Note 25)	(7,795)	6,491	3,691	(78)

Balance at end of year	¥(25,775)	¥260,730	¥129,842	$(258)

Treasury Stock, at Cost (Note 15):
Balance at beginning of year
Shares in treasury: 2008—2,911,367 shares; 2007—2,064,447 shares; 2006—1,476,692 shares	¥(3,468)	¥(2,003)	¥(1,212)	$(35)
Purchase of treasury stock
Shares purchased: 2008—699,909 shares; 2007—1,045,979 shares; 2006—663,661 shares	(1,757)	(1,633)	(862)	(17)
Sales of treasury stock
Shares sold: 2008—67,385 shares; 2007—199,059 shares; 2006—75,906 shares	95	168	71	1

Balance at end of year
Shares in treasury: 2008—3,543,891 shares; 2007—2,911,367 shares; 2006—2,064,447 shares	¥(5,130)	¥(3,468)	¥(2,003)	$(51)

Summary of Changes in Equity from Nonowner Sources (Comprehensive Income (Loss)) (Notes 2, 15 and 20):
Net income	¥410,061	¥301,502	¥202,409	$4,101

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	(118,476)	42,823	115,920	(1,185)
Foreign currency translation adjustments	(125,787)	73,870	59,508	(1,258)
Minimum pension liability adjustment	—	1,058	274	—
Defined benefit pension plans (Note 14):
Net prior service credit	474	—	—	5
Net actuarial loss	(34,921)	—	—	(349)
Net unrealized gains and losses on derivatives (Note 25)	(7,795)	6,491	3,691	(78)

Changes in equity from nonowner sources	¥123,556	¥425,744	¥381,802	$1, 236

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2008, 2007 and 2006

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2008	2007	2006	2008
Operating Activities (Note 27):
Net income	¥410,061	¥301,502	¥202,409	$4,101
Adjustments to reconcile net income to net cash provided by operating activities:
(Income) loss from discontinued operations—net (after income tax effect)	(70,984)	(2,376)	12,658	(710)
Depreciation and amortization	139,328	87,945	67,777	1,393
Pension and severance costs, less payments	(2,422)	(8,091)	4,585	(24)
Provision for doubtful receivables	8,073	11,873	(1,757)	81
Gain on sales of securities—net	(92,307)	(58,800)	(37,819)	(923)
Loss on write-down of securities	36,715	11,687	10,530	367
Loss (gain) on disposal or sales of property and equipment—net	228	(5,283)	(7,478)	2
Impairment loss of long-lived assets	24,393	19,427	15,820	244
Impairment loss of goodwill	2,004	16,528	—	20
Deferred income taxes	(2,038)	10,928	35,447	(20)
Minority interests in earnings of subsidiaries	45,958	17,874	13,710	460
Equity in earnings of associated companies, less dividends received	(55,016)	(43,022)	(30,585)	(550)
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	77,800	(315,964)	(165,872)	778
(Increase) decrease in inventories	(75,375)	8,164	(64,849)	(755)
(Decrease) increase in trade payables	(41,009)	124,505	81,876	(410)
Increase in advance payments to suppliers	(35,730)	(37,842)	(8,212)	(357)
Increase in advances from customers	51,717	43,538	5,918	517
Increase in accrued expenses	3,862	29,353	9,880	38
Other—net	(5,736)	14,976	(8,271)	(57)
Net cash (used in) provided by operating activities of discontinued operations	(3,731)	12,353	10,629	(37)

Net cash provided by operating activities	415,791	239,275	146,396	4,158

Investing Activities (Note 27):
Net (increase) decrease in time deposits	(6,609)	29,367	(3,186)	(66)
Investments in and advances to associated companies	(206,866)	(222,438)	(175,774)	(2,069)
Sales of investments in and collection of advances to associated companies	309,625	34,314	37,574	3,096
Acquisitions of available-for-sale securities	(62,641)	(135,117)	(121,173)	(626)
Proceeds from sales of available-for-sale securities	45,650	60,651	36,741	457
Proceeds from maturities of available-for-sale securities	4,509	106,687	52,604	45
Acquisitions of held-to-maturity debt securities	—	—	(1,675)	—
Proceeds from maturities of held-to-maturity debt securities	6,196	1,509	1,690	62
Acquisitions of other investments	(131,539)	(101,696)	(67,425)	(1,315)
Proceeds from sales of other investments	51,042	53,329	48,136	510
Increase in long-term loan receivables	(88,040)	(75,230)	(46,974)	(880)
Collection of long-term loan receivables	86,020	111,251	65,226	860
Additions to property leased to others and property and equipment	(282,061)	(327,356)	(247,054)	(2,821)
Proceeds from sales of property leased to others and property and equipment	115,833	52,741	73,958	1,158
Acquisitions of subsidiaries, net of cash acquired	(52,216)	(11,474)	—	(522)
Proceeds from sales of subsidiaries, net of cash held by subsidiaries	106,319	5,434	—	1,063

Net cash used in investing activities	(104,778)	(418,028)	(347,332)	(1,048)

Financing Activities (Note 27):
Net (decrease) increase in short-term debt	(148,848)	70,820	(89,419)	(1,488)
Proceeds from long-term debt	551,247	673,730	449,204	5,512
Repayments of long-term debt	(513,851)	(434,600)	(438,822)	(5,138)
Proceeds from issuance of common stock	—	—	203,766	—
Capital contribution from minority interests	—	17,095	—	—
Purchases of treasury stock—net	(1,601)	(1,344)	(815)	(16)
Payments of cash dividends	(72,076)	(53,412)	(31,645)	(721)

Net cash (used in) provided by financing activities	(185,129)	272,289	92,269	(1,851)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(26,652)	9,431	13,922	(266)

Net Increase (Decrease) in Cash and Cash Equivalents	99,232	102,967	(94,745)	993
Cash and Cash Equivalents at Beginning of Year	800,032	697,065	791,810	8,000

Cash and Cash Equivalents at End of Year	¥899,264	¥800,032	¥697,065	$8,993

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Mitsui & Co., Ltd. and subsidiaries

1.	NATURE OF OPERATIONS

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

The companies conduct sales, export, import, offshore trades and manufacture of products in the areas of “Iron & Steel Products,” “Mineral & Metal Resources,” “Machinery & Infrastructure Projects,” “Chemical,” “Energy,” “Foods & Retail,” and “Consumer Service & IT,” while providing general services for retailing, information and communications, technical support, transportation and logistics and financing.

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

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2008 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥100=U.S. $1, the approximate rate of exchange at March 31, 2008. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs and accounting for uncertainty in income taxes.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate shares of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an Interpretation of ARB No. 51” (“FIN No. 46R”). The unincorporated joint ventures proportionately consolidated in accordance with EITF No. 00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures,” by the companies include but are not limited to Main Pass Block 61 J/V (50%), WA-28-L J/V (40%), Block 9 J/V (35%), Robe River Iron Associates J/V (33%), Capricorn Coal Development J/V (30%), Dawson J/V (49%) and Block 10, 11, 12, 13, 10A/11A J/V (20%-40%).

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries that meet the definition of a business over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

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

Allowance for doubtful receivables

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Loan—Income Recognition and Disclosures—an amendment of FASB Statement No. 114,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, and vessels are primarily 8 to 65 years, 2 to 30 years, and 8 to 18 years, respectively. Mineral rights are amortized over their respective estimated useful lives, which are 7 to 20 years, using the straight-line method or the unit-of-production method.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Intangible assets subject to amortization consist primarily of software, customer relationships, trademarks and patents which are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, customer relationships, trademarks and patents are 3 to 5 years, 10 to 25 years, 5 to 10 years and 5 to 10 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

In accordance with FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109,” the companies recognize and measure uncertainty in income taxes. Interests and penalties incurred in relation to income taxes are reported in current income taxes in the Statements of Consolidated Income.

Net income per share

Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding for the period. Diluted net income per share reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

III.	RECLASSIFICATION

Certain reclassifications and format changes have been made to prior year amounts to conform to the current year presentation.

IV.	NEW ACCOUNTING STANDARDS

Accounting for certain hybrid financial instruments

During the year ended March 31, 2008, the companies adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140.”

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

Accounting for servicing of financial assets

During the year ended March 31, 2008, the companies adopted SFAS No. 156, “Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140.”

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

Accounting for uncertainty in income taxes

On April 1, 2007, the companies adopted FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.”

FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes,” and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of all tax positions accounted for in accordance with SFAS No. 109.

The cumulative effect of adoption of this interpretation is disclosed in the Statements of Consolidated Shareholders’ Equity as a decrease of ¥5,113 million in the opening balance of unappropriated retained earnings. See also Note 20, “INCOME TAXES,” for the effect of adoption of this interpretation.

Employers’ accounting for defined benefit pension and other postretirement plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

SFAS No. 158 requires the recognition of the overfunded or underfunded status of a defined benefit pension plan as an asset or a liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur. SFAS No. 158 also requires an entity to measure the funded status of a plan as of the date of an entity’s year-end statement of financial position, with limited exceptions.

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

Fair value measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.”

SFAS No.157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

SFAS No. 157 was planned to be effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. However, in February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, which delayed the effective date to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on recurring basis. The effect of adoption of this statement on the companies’ financial position and results of operations will be immaterial.

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

Offsetting of amounts related to certain contracts

In April 2007, the FASB issued FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

FSP No. FIN 39-1 amends FIN No. 39, “Offsetting of Amounts Related to Certain Contracts—an interpretation of APB Opinion No. 10 and FASB Statement No. 105,” to permit a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

FSP No. FIN 39-1 is effective for fiscal years beginning after November 15, 2007. The effect of adoption of this staff position on the companies’ financial position and results of operations will be immaterial.

Scope of audit and accounting guide for investment companies

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued the Statement of Position (“SOP”) 07-1, “Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.”

SOP 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide Investment Companies. For those entities that are investment companies under this statement, SOP 07-1 requires that the investment company accounting should be retained by a parent company in consolidation or by an equity method investor. In addition, SOP 07-1 includes certain disclosure requirements for parent companies and equity method investors in investment companies that retain investment company accounting in the parent company’s consolidated financial statements or the financial statements of an equity method investor.

SOP 07-1 was planned to be effective for fiscal years beginning on or after December 15, 2007, however, in February 2008, the FASB issued FSP No. SOP 07-1-1, which delayed indefinitely the effective date of this statement. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Business combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”).

SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase. SFAS No. 141R also requires disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No. 141R is applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Noncontrolling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.

SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The effect of adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.”

SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133 to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows.

SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The effect of adoption of this statement on the companies’ financial position and results of operations will be immaterial.

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

For the year ended March 31, 2008

The following are the primary business combinations, which were completed during the year ended March 31, 2008.

Steel Technologies Inc.

On February 28, 2007, Mitsui & Co. (U.S.A), Inc. (“Mitsui USA”), a wholly owned subsidiary of the Company, agreed with Steel Technologies Inc. (“Steel Tech”) to acquire all the outstanding shares of Steel Tech. After obtaining the approval of its shareholders in a special shareholders meeting on May 30, 2007 and all the necessary regulatory approvals, Mitsui USA closed the acquisition process on June 1, 2007. The total amount paid for the acquisition was ¥47,946 million (U.S. $394 million). The carrying value of the companies’ equity investment in Mi-Tech Steel Inc. (a J/V with Steel Tech, which later merged into Steel Tech in March 2008) immediately before the acquisition was ¥3,316 million (U.S. $27 million). Steel Tech operates 25 steel processing facilities, including its joint venture operations, throughout the United States, Canada and Mexico, delivering processing capabilities and value-added services to customers in a variety of industries by leveraging its broad geographic network facilities.

Creation of higher value-added marketing and logistics services in the steel business is one of the companies’ core strategies and the companies are actively investing resources in this area. Through this acquisition, the companies obtain an important business platform in North America. Using it as the base for steel product value chain management in the United States, the companies aim to strengthen the business foundation in the steel product industries in the Americas segment. This acquisition is consistent with the companies’ core strategy.

The consolidated financial statements for the year ended March 31, 2008 include the operating results of Steel Tech as a subsidiary from the closing date of the acquisition.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The purchase price was determined based on the expected future cash flows Steel Tech will generate. The excess of the purchase price over the fair value of net assets of Steel Tech was recorded as goodwill. The primary factors that contributed to the determination of the purchase price that caused the recognition of goodwill include the following: (1) the Steel Tech’s broad geographic network facilities in North America and ability to provide value-added services, (2) the synergies that might be achieved with the companies’ marketing and logistics services in the steel business.

In connection with this acquisition, ¥4,236 million, ¥1,379 million and ¥8,289 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization, and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationship of ¥3,516 million with an amortization period of 24 years. The goodwill is non-deductible for tax purpose and has been assigned to the Americas Segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥52,749
Property and equipment	26,239
Intangible assets	13,904
Investments and other assets	7,960

Total assets acquired	100,852

Current liabilities	(39,766)
Long-term liabilities	(9,357)
Minority interest	(467)

Total liabilities assumed and minority interest	(49,590)

Net assets acquired	¥51,262

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

Affiliated Financial Corporation and BayQuest Capital Corporation

On April 27, 2007, Mitsui USA, a wholly owned subsidiary of the Company, agreed with the owner group of Affiliated Financial Corporation and BayQuest Capital Corporation (collectively, “AFC”) to acquire 87.5% of the outstanding shares of AFC for ¥7,221 million (U.S. $63 million). After the closing conditions were met, Mitsui USA completed the acquisition on September 21, 2007. In the acquisition process, the owner group had Affiliated Financial Corporation and BayQuest Capital Corporation merge into newly formed LLCs, AFC LLC and BCC LLC, respectively; then Mitsui USA, through AFC HoldCo, LLC, a newly formed holding entity owned by Mitsui USA, acquired both AFC LLC and BCC LLC in exchange for cash and 12.5% of the LLC interest in AFC HoldCo, LLC on September 21, 2007. On the same day, BCC LLC was merged into AFC LLC, the surviving entity. After the series of transactions, Mitsui USA holds an 87.5% interest in AFC HoldCo, LLC.

AFC purchases, sells, securitizes and services retail automobile installment contracts originated by franchised and selected independent dealers in approximately 40 states in the United States. Through its loan purchases, AFC serves as a source of financing for more than 4,000 dealerships, providing financing to consumers indirectly.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies have considerable experience in automobile-related businesses worldwide, including logistics, assembly, distribution, dealerships, automotive parts and retail financing. This acquisition is intended to enhance the companies’ automobile value chain in the United States and is consistent with the companies’ core strategy.

The consolidated financial statements for the year ended March 31, 2008 include the operating results of AFC as a subsidiary from the closing date of the acquisition.

The purchase price was determined based on the expected future cash flows AFC will generate. The excess of the purchase price over the fair value of net assets of AFC was recorded as goodwill. The primary factors that contributed to the determination of the purchase price that caused the recognition of goodwill were following: (1) the AFC’s network and experience in the automobile financing business in the United States, (2) the synergies that might be achieved with the companies’ automobile value chain in the United States.

In connection with this acquisition, ¥277 million and ¥6,695 million were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consists of a non-compete agreement with an amortization period of 8 years. The goodwill is deductible for tax purpose and has been assigned to the Americas Segment.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥3,105
Property and equipment	151
Intangible assets	6,972
Investments and other assets	6,403

Total assets acquired	16,631

Current liabilities	(2,064)
Long-term liabilities	(6,338)
Minority interest	(1,008)

Total liabilities assumed and minority interest	(9,410)

Net assets acquired	¥7,221

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements.

For the year ended March 31, 2007

The following are the primary business combinations, which were completed during the year ended March 31, 2007.

Gas Participacoes Ltda.

On October 31, 2005, the Company entered into a Share Purchase Agreement with Global Petroleum & Gas Industry, LLC to acquire all the outstanding shares of Gas Participacoes Ltda. (“Gaspart”) for about ¥18,648 million (U.S. $159 million). After satisfying the closing conditions, the Company closed the acquisition

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

process on April 20, 2006. Gaspart was renamed to Mitsui Gas e Energia do Brasil on October 16, 2006. Gaspart is a holding company of six local distribution companies (“LDC”), four in northeast and two in southeast in Brazil, which have had a concession agreement with each state government to provide natural gas distribution on an exclusive basis in each state for 30 to 50 years. Gaspart’s share in each LDC is from 23.0% to 24.5% in voting share base. Each LDC begun operations between 1992 and 1994 and mainly distributes to general industry and natural gas stations.

In Brazil, the gas industry and civilian gas use are still immature. Therefore, growth in demand is expected in the future. Coherent effort into gas businesses from upstream to downstream, such as entry into gas field development projects, liquefied natural gas (“LNG”) terminal projects, pipeline projects and electricity generation projects, is one of the main pillars of the infrastructure area, in which the Company intends to invest with emphasis. This acquisition is consistent with the companies’ core strategy.

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

Salt Asia Holding Pty. Ltd.

On May 31, 2006, the Company entered into an agreement with Akzo Nobel Chemicals International BV (“Akzo Nobel”) to purchase Akzo Nobel’s investment in Salt Asia Holding Pty, Ltd. (“Salt Asia,” a 94.2% owned subsidiary of Akzo Nobel). After satisfying the closing conditions, the Company completed the acquisition process on July 31, 2006. The total amount paid for the acquisition was approximately ¥8,044 million (A$ 91 million). Salt Asia is the holding company which has 92.7% ownership of voting shares of Onslow Salt Pty, Ltd. (“Onslow”), which operates a solar marine salt field in western Australia. Onslow started delivery in May 2001 and supplies solar marine salt to the chlor-alkali industry.

The biggest application for salt from Onslow is as a raw material in the chlor-alkali industry. With rapidly rising demand from China putting pressure on supply—demand balance, the Company intends to supply salt for use by this industry in Asian countries including Japan. In February, 2005, the Company also acquired the parent of Shark Bay Salt Joint Venture, operating Shark Bay solar marine salt field in western Australia. On completion

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

of the Onslow acquisition, the Company will therefore have management control of a total annual salt production capacity of 3.8 million tons. The Company intends to take an efficient, unified management approach to the two salt fields, strengthening its position as a stable, comprehensive supplier of salt to the chlor-alkali industry and food manufacturing industry and actively developing its salt business operations.

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

MRCE Dispolok GmbH (former Dispolok GmbH)

On September 29, 2006, the Company and Mitsui & Co. Europe Holdings Plc. (former Mitsui & Co. Europe Plc.), a wholly owned subsidiary of the Company, agreed with Siemens AG (“Siemens”) to purchase 100% of the ownership interests of Siemens Dispolok GmbH (“Dispolok,” which was renamed Dispolok GmbH after the acquisition and later renamed to MRCE Dispolok GmbH in February 2008) for ¥15,630 million. The acquisition was completed on October 4, 2006, after obtaining the approvals of the German Federal Cartel Office. Dispolok engaged in the leasing of locomotives manufactured by Siemens and provided the maintenance services in Europe.

In Europe, the locomotive leasing market is growing rapidly under the influence of the railway liberalization policy executed by the EU; and, to enter the market, the companies established Mitsui Rail Capital Europe B.V. in October 2004, and have been expanding the companies’ market share in stages. By acquiring Dispolok, the companies are able to expand the number of locomotive fleets owned, and complement the current portfolio of locomotives leasing business in the functions, models and areas. The acquisition is expected to contribute to the companies’ business performance by maintaining the superiority as a leasing company which also provides maintenance service for lessees. The companies positioned the infrastructure business as one of core business fields and this acquisition is consistent with the companies’ strategy.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The consolidated financial statements for the year ended March 31, 2007 included the operating results of Dispolok from the date of acquisition.

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

In connection with this acquisition, ¥5,041 million, ¥270 million and ¥8,232 million were assigned to intangible assets subject to amortization, intangible assets not subject to amortization, and goodwill, respectively. The intangible assets subject to amortization consist primarily of customer relationship of ¥4,966 million with an amortization period of 12 years. The goodwill is not deductible for tax purpose and has been assigned to the Machinery & Infrastructure Projects Segment.

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

SunWize Technologies, Inc.

On October 26, 2006, SunWize Technologies, Inc., owned 20% by the Company and 80% by Mitsui USA, agreed with SunWize Technologies, LLC (“SunWize”) to take over its solar power business by acquiring substantially all of the assets used in the business for ¥9,887 million (U.S. $84 million). After the regulatory review, the acquisition was completed on November 30, 2006. SunWize is a solar technology company which specializes in the design and manufacture of integrated solar power systems, the development of related projects and product distribution for the systems. SunWize offers a wide range of photovoltaic power solutions, such as a supply of preassembled parts and custom-engineered systems and manufacturing of special solar modules for battery-operated products. SunWize provides the goods and services to manufacturing, commercial, government and residential customers.

The market for solar power energy in the United States is expected to increase into the foreseeable future. By acquiring SunWize’s business, the companies, which had been selling solar electric modules to customers through SunWize, have established a vertically integrated business structure reaching from procurement of the products to distribution through SunWize’s dealer network. The companies believe that the acquisition will

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

contribute to the companies’ performance in this developing market. This acquisition, with an established client base throughout the United States, is consistent with the companies’ core strategy of making strategic investments in consumer businesses.

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

Mitsui Oil & Exploration Co., Ltd.

The Company acquired an additional 3.0% interest in Mitsui Oil & Exploration Co., Ltd. (“MOECO”) for ¥6,240 million from Mitsui Engineering & Shipping Co., Ltd. (an unrelated party) on March 28, 2007. The carrying value of the Company’s equity investment in MOECO immediately before the acquisition was ¥107,892 million. As a result of the Company increasing its ownership of voting shares of MOECO to 50.3%, MOECO became a subsidiary of the Company.

MOECO is actively engaged in several oil and natural gas exploration, development and production projects in Thailand and its neighboring Southeast Asian countries as well as the Middle East. At the end of March 2007, MOECO’s share of daily production amounts to an equivalent of approximately 93,000 barrels of oil. The Company positions its energy business as a significant strategic business sector and continues to strengthen its revenue base by acquiring new oil and natural gas assets and replacing its reserves. The Company’s acquisition of the MOECO shares is part of the Company’s corporate strategy, which enables the companies to position

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

MOECO as one of the core units of its energy upstream business, and to sustain its competitiveness under the current fierce global competition for acquiring oil and gas upstream assets. A closer relationship with MOECO allows the Company to obtain wider variety of options for expanding its upstream business by adding the Southeast Asia region to its current portfolio of the upstream assets in addition to Middle East, Sakhalin and Oceania areas, as well as strengthening companies’ oil and gas exploration activities. This acquisition of MOECO is consistent with the companies’ core strategy.

The purchase price was determined based on the net assets of MOECO. The consolidated financial statements for the year ended March 31, 2007 include the operating results of MOECO as a subsidiary from the date of acquisition.

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

For the year ended March 31, 2006

The business combinations which were completed during the year ended March 31, 2006 were immaterial.

4.	DISCONTINUED OPERATIONS

In accordance with SFAS No.144, the companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under income (loss) from discontinued operations—net (after income tax effect). The figures of the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the prior years related to the discontinued operations have been reclassified to conform to the current year presentation.

The carrying amounts of assets and liabilities of a disposal group classified as held for sale were immaterial for the years ended March 31, 2008 and 2007.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Summarized selected financial information for the years ended March 31, 2008, 2007 and 2006 for the discontinued operations reclassified during the year ended March 31, 2008 was as follows:

	Millions of Yen
	Sesa Goa	Oil and gas producing interests held by Wandoo Petroleum	Other subsidiaries	Total
Year ended March 31, 2008:
Revenues	—	¥2,358	¥4,407	¥6,765

(Loss) income from discontinued operations before income taxes	¥(387)	¥1,421	¥5,867	¥6,901
Gain on disposal—net	93,949	20,205	2,511	116,665
Income tax expense	(38,355)	(8,286)	(2,172)	(48,813)
Minority interests in earnings of subsidiaries	—	(3,769)	—	(3,769)

Income from discontinued operations—net	¥55,207	¥9,571	¥6,206	¥70,984

Year ended March 31, 2007:
Revenues	¥57,104	¥4,298	¥25,742	¥87,144

Income (loss) from discontinued operations before income taxes	¥25,279	¥4,097	¥(6,998)	¥22,378
Loss on disposal—net	—	—	(1,401)	(1,401)
Income tax (expense) benefit	(15,728)	(3,916)	5,920	(13,724)
Minority interests in (earnings) losses of subsidiaries	(8,186)	(17)	55	(8,148)

Income (loss) from discontinued operations—net	¥1,365	¥164	¥(2,424)	¥(895)

Year ended March 31, 2006:
Revenues	¥42,506	—	¥45,449	¥87,955

Income (loss) from discontinued operations before income taxes	¥21,405	¥2,030	¥(13,714)	¥9,721
Income tax (expense) benefit	(7,067)	(531)	6,659	(939)
Minority interests in earnings of subsidiaries	(7,148)	(448)	(234)	(7,830)

Income (loss) from discontinued operations—net	¥7,190	¥1,051	¥(7,289)	¥952

The primary discontinued operations for the year ended March 31, 2008 were as follows:

Sesa Goa

Sesa Goa Limited, a subsidiary reported in the Mineral & Metal Resources Segment, had been engaged in the iron ore production business in India. In optimizing its business portfolio, the Company decided it best to sell this business during the year ended March 31, 2008, and Earlyguard Limited, a wholly owned subsidiary of the Company, sold all shares in Finsider International Company Limited, which owned 51% of the issued shares of Sesa Goa Limited.

Oil and gas producing interests held by Wandoo Petroleum

Wandoo Petroleum Pty Ltd. (“Wandoo”), a subsidiary partially reported in both the Energy and Asia Pacific Segments, had been engaged in the oil and gas development and production business in Australia. After the

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

careful scrutiny of the current booming oil and gas prices and the production situation by the operator, the Company decided it best to sell this business, and disposed of by sale all interests of producing assets of Wandoo during the year ended March 31, 2008.

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in operations such as custom home sale, aircraft leasing, and lease related to Chinese trading business.

Summarized selected financial information for the years ended March 31, 2007 and 2006 for the discontinued operations reclassified during the year ended March 31, 2007 was as follows:

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

The primary discontinued operations for the year ended March 31, 2007 were as follows:

Mitalco Inc.

Mitalco Inc., a subsidiary partially reported in both the Mineral & Metal Resources and Americas Segments, held a 32% stake in two aluminum smelting facilities in the United States and had mainly been engaged in manufacture and sale of aluminium. Because of the declining profitability resulting from deterioration in the terms of the power purchase contract during the course of renewal negotiations, the companies disposed of by sale all stakes of both facilities during the year ended March 31, 2007.

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in operations such as manufacture of zinc-plate and supply chain management.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Summarized selected financial information for the years ended March 31, 2006 for the discontinued operations reclassified during the year ended March 31, 2006 was as follows:

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

The primary discontinued operations for the year ended March 31, 2006 were as follows:

Arcadia Petroleum

Arcadia Petroleum, a subsidiary partially reported in both the Energy and Europe, the Middle East and Africa Segments, had been engaged in the physical and future trading of crude oil in the United Kingdom. Due to its expanding activity under booming oil prices, the Company had been exposed to increasing risks such as market risk and required more management resources. As a result of the overall review of Arcadia Petroleum’s business model and the Company’s management resource optimization, the Company disposed of by sale all shares of Arcadia Petroleum during the year ended March 31, 2006.

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in operations such as management of a membership golf club, general construction and construction and lease of assembly houses, and manufacture and sale of Ethylene-Dichloride.

5.	MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At March 31, 2008 and 2007, the fair value and gross unrealized holding gains and losses on available-for-sale securities and the amortized cost, fair value and gross unrealized holding gains and losses on held-to-maturity debt securities were as follows:

	Millions of Yen
		Unrealized holding gains (losses)
	Fair value	Gains	Losses	Net
March 31, 2008:
Available-for-sale:
Marketable equity securities	¥652,001	¥283,787	¥(19,528)	¥264,259
Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt	58,111	20	(42)	(22)

March 31, 2007:
Available-for-sale:
Marketable equity securities	¥861,463	¥466,105	¥(600)	¥465,505
Debt securities, consisting principally of preferred stock that must be redeemed and Japanese government bonds	51,176	85	(5)	80

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
			Unrealized holding gains (losses)
	Amortized Cost	Fair value	Gains	Losses	Net
March 31, 2008:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥2,689	¥2,689	¥0	—	¥0

March 31, 2007:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥9,307	¥9,307	¥0	—	¥0

The carrying amounts of available-for-sale securities, with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets were ¥2,017 million and ¥22,936 million at March 31, 2008 and 2007, respectively.

At March 31, 2008 and 2007, the fair value and gross unrealized holding losses on available-for-sale securities and held-to-maturity debt securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen
	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
March 31, 2008:
Available-for-sale:
Marketable equity securities	¥105,851	¥(19,528)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt	2,789	(42)	—	—
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	—	—	—	—

Total	¥108,640	¥(19,570)	—	—

March 31, 2007:
Available-for-sale:
Marketable equity securities	¥12,934	¥(600)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed and Japanese government bonds	4,025	(5)	—	—
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	—	—	—	—

Total	¥16,959	¥(605)	—	—

The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of marketable equity securities (approximately 95 issuers) of customers in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market. The severity of decline in fair value less than cost was 1% to 46% and the duration of the impairment was less than nine months. The companies evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at March 31, 2008.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

For the years ended March 31, 2008, 2007 and 2006, losses of ¥28,100 million, ¥3,062 million and ¥1,775 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.

The portion of net trading gains and losses for the year that relates to trading securities still held at March 31, 2008, 2007 and 2006 were as follows:

	Millions of Yen
	2008	2007	2006
Net trading gains (losses)	¥(18)	¥0	¥0

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2008, 2007 and 2006 are shown below:

	Millions of Yen
	2008	2007	2006
Proceeds from sales	¥42,914	¥63,617	¥36,741

Gross realized gains	¥28,776	¥26,328	¥21,678
Gross realized losses	(276)	(167)	(94)

Net realized gains	¥28,500	¥26,161	¥21,584

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

Debt securities classified as available-for-sale and held-to-maturity at March 31, 2008 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized Cost	Aggregate fair value	Amortized Cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥38,175	¥38,163	¥45	¥45
After 1 year through 5 years	17,457	17,447	2,634	2,634
After 5 years through 10 years	2,500	2,500	10	10
After 10 years	1	1	—	—

Total	¥58,133	¥58,111	¥2,689	¥2,689

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥607,813 million and ¥384,562 million at March 31, 2008 and 2007, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥8,719 million, ¥8,642 million and ¥8,868 million for the years ended March 31, 2008, 2007 and 2006, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥557,596 million and ¥316,216 million at March 31, 2008 and 2007, respectively. Investments with an aggregate carrying amount of ¥521,055 million at March 31, 2008 and ¥281,332 million at March 31, 2007, were not evaluated for impairment because the companies did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments and the companies determined that it is not practicable to estimate the fair value of those investments in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

6.	INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. In addition, noncontrolling investments in general partnerships, limited partnerships and limited liability companies are also accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Sims Group Limited (16.00%), P.T. Paiton Energy (36.32%), IPM(UK) Power Holdings (25.00%), and Penske Automotive Group, Inc. (“PAG” former United Auto Group, Inc.) (16.32%).

The investment in Valepar S.A. is accounted for under the equity method because of the Company’s ability to exercise significant influence over operating and financial policies primarily through the board representation and power of veto over significant operating and financial decisions through the board of directors. As the sole operating company among the shareholders, which consist primarily of pension funds and financial institutions, the Company utilizes its experience and expertise in operating businesses and substantively participates in the decision-making processes.

The investment in Sims Group Limited is accounted for under the equity method because the Companies is the largest and sole shareholder to have board designation right and the top up right, which enable the Companies to increase its share in the event of dilution so that the Companies is able to retain proportionate share after the dilutive event, and the Companies has ability to exercise significant influence over operating and financial policies primarily through the board representation and the membership in various advisory committees to the board, such as the Finance and Investment Committee and the Nomination Committee.

The companies are the second largest shareholder group of PAG and entered into a shareholders agreement with the largest shareholder group owning approximately 40% of its voting shares. Based on a reciprocal voting provision set forth in the agreement for any shareholder election of the directors of PAG, the companies and the

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

largest shareholder group constitute a “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and jointly participate in the management of PAG. The investment in PAG is accounted for under the equity method because of the companies’ ability to exercise significant influence over operating and financial policies primarily through board representation by a director and executive vice president dispatched from the companies. PAG is utilizing the companies’ global network to develop its business activities outside the United States and, as part of the process, the companies substantively participate in the decision-making processes.

Associated companies are engaged primarily in the development of natural resources, power generation businesses outside Japan and the distribution of various products. The major geographic areas of such entities are the Americas, Europe, Asia and Oceania.

Investments in and advances to associated companies at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen
	2008	2007
Investments in capital stock	¥1,195,271	¥1,457,519
Advances	137,771	130,052

Total	¥1,333,042	¥1,587,571

The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥221,187 million and ¥189,397 million at March 31, 2008 and 2007, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to property and equipment which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 8 to 42 years, using either the straight-line or the unit-of-production method.

Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥170,212 million and ¥166,437 million at March 31, 2008 and 2007, respectively. Corresponding aggregate quoted market values were ¥187,164 million and ¥240,035 million, respectively.

Summarized financial information for associated companies at March 31, 2008 and 2007 and for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of Yen
	2008	2007
Current assets	¥5,282,249	¥5,501,992
Property and equipment—net of accumulated depreciation	9,016,080	9,511,669
Other assets	2,822,361	2,982,977

Total assets	¥17,120,690	¥17,996,638

Current liabilities	¥4,142,275	¥3,933,269
Long-term liabilities	6,423,631	7,079,276
Minority interests	2,557,145	2,033,986
Shareholders’ equity	3,997,639	4,950,107

Total liabilities and shareholders’ equity	¥17,120,690	¥17,996,638

The companies’ equity in the net assets of associated companies	¥974,084	¥1,268,122

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
	2008	2007	2006
Revenues	¥13,127,701	¥9,332,451	¥7,240,519
Gross profit	3,758,668	2,856,639	2,037,245
Net income	1,065,978	958,522	585,579

The companies’ revenues and purchases from associated companies included in cost of revenues during the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of Yen
	2008	2007	2006
Revenues	¥77,936	¥108,706	¥89,107
Purchases	323,664	279,215	237,631

Dividends received from associated companies for the years ended March 31, 2008, 2007 and 2006 amounted to ¥99,252 million, ¥110,072 million and ¥63,597 million, respectively.

Consolidated unappropriated retained earnings at March 31, 2008 and 2007 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥351,023 million and ¥282,756 million, respectively.

7.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the change in the allowance for doubtful receivables is as follows:

	Millions of Yen
	Current	Non-current	Total
Year ended March 31, 2008:
Balance at beginning of year	¥29,824	¥69,775	¥99,599
Credits charged off	(10,676)	(13,010)	(23,686)
Provision for doubtful receivables	4,041	4,032	8,073
Others	100	(1,840)	(1,740)

Balance at end of year	¥23,289	¥58,957	¥82,246

Year ended March 31, 2007:
Balance at beginning of year	¥26,703	¥84,513	¥111,216
Credits charged off	(5,550)	(19,546)	(25,096)
Provision for doubtful receivables	7,879	3,994	11,873
Others	792	814	1,606

Balance at end of year	¥29,824	¥69,775	¥99,599

Year ended March 31, 2006:
Balance at beginning of year	¥22,519	¥100,066	¥122,585
Credits charged off	(369)	(25,045)	(25,414)
Provision for doubtful receivables	1,915	(3,672)	(1,757)
Others	2,638	13,164	15,802

Balance at end of year	¥26,703	¥84,513	¥111,216

Note:	“Others” principally includes the effect of consolidation of certain subsidiaries, reclassification to discontinued operations and the effect of changes in foreign exchange rates.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The recorded investment in impaired loans, as defined in SFAS No. 114 and amended by SFAS No. 118, and the allowance for doubtful receivables related to such loans at March 31, 2008 and 2007 were as follows:

	Millions of Yen
	2008		2007
	Impaired loans	Allowance for doubtful receivables	Impaired loans	Allowance for doubtful receivables
Impaired loans with an allowance for doubtful receivables	¥100,290	¥55,197	¥91,967	¥72,382
Impaired loans without an allowance for doubtful receivables	9,291	—	9,689	—

Total	¥109,581	¥55,197	¥101,656	¥72,382

The average investment in impaired loans and interest income on impaired loans for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of Yen
	2008	2007	2006
Average investment in impaired loans	¥105,619	¥108,761	¥125,795
Interest income recognized on impaired loans	1,040	1,255	1,475

Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired.

8.	LEASES

Lessor

The companies lease real estate, rolling stock, ocean transport vessels, aircraft, equipment and others.

Certain leases of aircraft, rolling stock, ocean transport vessels and equipment and others are classified as direct financing leases or leveraged leases, and the net investments are included as part of trade receivables—accounts and non-current receivables, less unearned interest in the accompanying Consolidated Balance Sheets. The companies have no general obligation for principal and interest on notes and other instruments related to third-party participation in leveraged leases. Such notes and other instruments have not been included in liabilities but have been offset against the related lease receivables. The residual values represent the estimate of the values of the leased assets at the end of the lease contracts and are initially recorded based on appraisals and estimates. Realization of the residual values is dependent on the companies’ future ability to sell the related assets under then prevailing market conditions.

Other leases are classified as operating leases and the related assets are presented as property leased to others—at cost, less accumulated depreciation in the accompanying Consolidated Balance Sheets.

The following comprise the components of the net investment in direct financing leases as of March 31, 2008 and 2007:

	Millions of Yen
	2008	2007
Total minimum lease payments to be received	¥116,864	¥140,152
Estimated unguaranteed residual value of leased assets	12,744	16,840
Less unearned income	(47,357)	(59,316)

Net investment in direct financing leases	¥82,251	¥97,676

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following is a schedule by years of future minimum lease payments to be received from direct financing leases as of March 31, 2008:

Millions of Yen
Year ending March 31:
2009	¥13,668
2010	13,041
2011	12,901
2012	12,227
2013	12,783
Thereafter	52,244

Total	¥116,864

The following represents the components of the net investment in leveraged leases as of March 31, 2008 and 2007:

	Millions of Yen
	2008	2007
Total minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt)	¥3,990	¥4,703
Estimated unguaranteed residual value of leased assets	4,728	5,571
Less unearned income	(2,076)	(2,479)

Investment in leveraged leases	6,642	7,795
Less deferred tax liabilities arising from leveraged leases	(6,979)	(7,869)

Net investment in leveraged leases	¥(337)	¥(74)

The following provides an analysis of the companies’ investment in property leased to others on operating leases by classes as of March 31, 2008 and 2007:

	Millions of Yen
	2008			2007
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Real estate	¥152,437	¥(65,140)	¥87,297	¥200,699	¥(65,422)	¥135,277
Rolling stock	53,473	(3,375)	50,098	62,794	(3,016)	59,778
Ocean transport vessels	40,806	(8,080)	32,726	47,665	(9,133)	38,532
Aircraft	—	—	—	6,947	(169)	6,778
Equipment and others	24,917	(10,591)	14,326	32,084	(13,209)	18,875

Total	¥271,633	¥(87,186)	¥184,447	¥350,189	¥(90,949)	¥259,240

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 31, 2008:

Millions of Yen
Year ending March 31:
2009	¥11,310
2010	7,982
2011	5,848
2012	4,395
2013	3,903
Thereafter	14,445

Total	¥47,883

Lessee

The companies lease equipment, real estate and others under capital leases. At March 31, 2008, approximately 50% of the capital leases are with the Company’s associated company, Mitsui Leasing & Development, Ltd.

The following provides an analysis of the companies’ leased assets recorded under capital leases by class as of March 31, 2008 and 2007:

	Millions of Yen
	2008			2007
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Equipment	¥25,742	¥(11,438)	¥14,304	¥23,468	¥(12,522)	¥10,946
Real estate	12,651	(2,532)	10,119	8,735	(1,111)	7,624
Others	2,643	(1,565)	1,078	3,413	(1,933)	1,480

Total	¥41,036	¥(15,535)	¥25,501	¥35,616	¥(15,566)	¥20,050

The following is a schedule by years of future minimum lease payments under capital leases together with components of the present value of the net minimum lease payments as of March 31, 2008:

Millions of Yen
Year ending March 31:
2009	¥7,034
2010	8,136
2011	5,428
2012	4,958
2013	2,255
Thereafter	7,922

Total minimum lease payments	35,733

Less amount representing interest	(4,924)

Present value of net minimum lease payments	30,809
Less current capital lease obligations	5,996

Long-term capital lease obligations	¥24,813

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies lease real estate, ocean transport vessels, rolling stock, aircraft, equipment and others under operating leases. Most of the ocean transport vessels, aircraft and rolling stock under operating leases are subleased to third parties.

The Company and certain subsidiaries sold real estate and others to third parties for ¥6,006 million and ¥11,622 million in total during the years ended March 31, 2007 and 2006, respectively, and leased them back with terms ranging up to 10 years. The resulting leases were classified as operating leases. There were no such transactions during the year ended March 31, 2008.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2008. Minimum payments have not been reduced by minimum sublease rentals of ¥48,136 million due in the future under noncancelable subleases:

Millions of Yen
Year ending March 31:
2009	¥32,200
2010	27,713
2011	20,593
2012	17,040
2013	12,895
Thereafter	42,878

Total	¥153,319

Rental expenses incurred for operating leases for the years ended March 31, 2008, 2007 and 2006 were ¥53,179 million, ¥55,769 million and ¥46,511 million, respectively. Sublease rental income for the years ended March 31, 2008, 2007 and 2006 were ¥23,996 million, ¥25,716 million and ¥18,422 million, respectively.

9.	PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At March 31, 2008 and 2007, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	2008	2007
Trade receivables (current and non-current)	¥115,177	¥136,503
Inventories	39,274	61,016
Investments	71,770	108,918
Property leased to others (net book value)	51,840	52,343
Property and equipment (net book value)	33,639	57,162
Other	1,561	14,023

Total	¥313,261	¥429,965

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The distribution of such collateral among short-term debt, long-term debt, and guarantees of contracts and financial guarantees was as follows:

	Millions of Yen
	2008	2007
Short-term debt	¥40,003	¥104,586
Long-term debt	180,951	182,018
Guarantees of contracts and financial guarantees	92,307	143,361

Total	¥313,261	¥429,965

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

Financial assets accepted as collateral

At March 31, 2008 and 2007, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	2008	2007
Bank deposits	¥1,648	¥1,583
Trade receivables—accounts	2,209	3,046
Stocks and bonds	5,798	8,615

Stocks and bonds of ¥593 million which were provided as collateral were repledged at March 31, 2007. There were no financial assets repledged at March 31, 2008.

There were no financial assets accepted as collateral under security repurchase agreements at March 31, 2008 and 2007.

10.	IMPAIRMENT LOSS OF LONG-LIVED ASSETS

The companies have recognized an impairment loss of long-lived assets in accordance with the provisions of SFAS No. 144 during the years ended March 31, 2008, 2007 and 2006. See Note 4, “DISCONTINUED OPERATIONS,” for the impairment loss of long-lived assets reported in discontinued operations.

The impairment loss of long-lived assets for the year ended March 31, 2008 consisted principally of land held for development, and corporate residents and dormitories owned by the Company; power producing equipment owned by a domestic power producing subsidiary, GTF Green Power Co., Ltd. (Japan). The impairments for the year ended March 31, 2008 mainly related to the drastic change in the development plan, continuous fall of land prices in Japan, and declining profitability due to deterioration of operating environment of the domestic power producing industry.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The impairment loss of long-lived assets for the year ended March 31, 2007 consisted principally of intangible assets, such as know-how, owned by a domestic subsidiary, Mitsui Norin Co., Ltd. (Japan), which is one of the manufacturers of tea leaves in Japan; and land and buildings for certain businesses owned by a domestic subsidiary, Mitsui Foods Co., Ltd. (Japan). The impairments for the year ended March 31, 2007 mainly related to declining profitability due to deterioration of operating environment such as intensifying competition in both beverage and beverage materials, and the reorganization of business structure and distribution bases.

The impairment loss of long-lived assets for the year ended March 31, 2006 consisted principally of production facilities owned by an aluminum smelting subsidiary, Mitalco Inc. (United States); land and buildings for certain businesses owned by domestic and foreign subsidiaries; and land held for lease owned by the Company. The impairments for the year ended March 31, 2006 mainly related to declining profitability resulting from deterioration in the terms of the power purchase contract during the course of renewal negotiations, and the reorganization of business structure and distribution bases.

See Note 24, “EXIT OR DISPOSAL ACTIVITIES,” for the exit or disposal activities which resulted in recognition of an impairment loss of long-lived assets.

Impairment loss of long-lived assets recognized by operating segment for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of Yen
	2008	2007	2006
Iron & Steel Products	¥192	¥70	¥1,276
Mineral & Metal Resources	127	—	11,804
Machinery & Infrastructure Projects	4	602	6,725
Chemical	273	323	581
Energy	5,910	1,600	1,178
Foods & Retail	532	13,736	6,797
Consumer Service & IT	57	335	2,068
Logistics & Financial Markets	1,381	92	254
Americas	—	12	1,911
Europe, the Middle East and Africa	145	—	19
Asia Pacific	—	6	13
All Other	13,929	1,046	2,818
Adjustments and Eliminations	1,822	(249)	(19,625)

Consolidated Total	¥24,372	¥17,573	¥15,819

Note:	“Adjustments and Eliminations” represents impairment losses related to assets not allocated to specific operating segments. The reclassifications to income (loss) from discontinued operation-net for the years ended March 31, 2007 and 2006 are also included in “Adjustments and Eliminations.”

The fair value of the assets is calculated based on independent appraisals, market value or discounted future cash flows whichever management considers most appropriate.

In addition to the impairment loss of long-lived assets based on SFAS No. 144 shown in the above table, the impairment loss of intangible assets not subject to amortization based on SFAS No. 142 was included in impairment loss of long-lived assets in the Statements of Consolidated Income for the years ended March 31, 2008, 2007 and 2006 as discussed in Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.”

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

The changes in asset retirement obligations for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen
	2008	2007
Balance at beginning of year	¥42,052	¥17,790
Consolidation of a subsidiary	—	16,814
Liabilities incurred	4,450	7,511
Liabilities settled	(334)	(5)
Disposition of assets	(4,985)	(2,691)
Accretion expense	2,397	1,134
Foreign currency translation adjustments	(4,608)	1,499

Balance at end of year	¥38,972	¥42,052

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen
	2008		2007
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Software	¥57,128	¥29,518	¥51,108	¥27,444
Customer relationships	16,882	3,687	14,266	2,487
Trademarks	11,819	8,942	11,305	8,426
Patents	8,284	8,089	9,470	9,379
Unpatented technologies	5,485	5,412	5,398	5,376
Other	38,891	18,726	35,505	16,994

Total	¥138,489	¥74,374	¥127,052	¥70,106

The aggregate amortization expense of intangible assets for the years ended March 31, 2008, 2007 and 2006 was ¥14,474 million, ¥14,995 million and ¥15,027 million, respectively. The estimated aggregate amortization expense of intangible assets at March 31, 2008 for each of the next five years is as follows:

Millions of Yen
Year ending March 31:
2009	¥16,242
2010	12,243
2011	8,802
2012	6,562
2013	3,745

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Total carrying amount of intangible assets not subject to amortization (excluding goodwill) at March 31, 2008 and 2007 consisted of:

	Millions of Yen
	2008	2007
Land rights	¥7,707	¥7,257
Trademarks	838	979
Other	3,356	2,016

Total	¥11,901	¥10,252

Intangible assets subject to amortization acquired during the year ended March 31, 2008 totaled ¥22,668 million, and consisted primarily of software of ¥13,449 million and customer relationships of ¥3,646 million. The weighted average amortization periods for software and customer relationships are 5 years and 21 years, respectively. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2008 totaled ¥1,704 million.

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

The impairment losses recognized for intangible assets subject to amortization and not subject to amortization (excluding goodwill) for the year ended March 31, 2008 were immaterial.

During the year ended March 31, 2007, the companies recognized impairment losses of ¥12,247 million on intangible assets subject to amortization and not subject to amortization (excluding goodwill) which are included in impairment loss of long-lived assets in the Statements of Consolidated Income. The impairment losses included in Foods & Retail Segment consisted primarily of ¥10,301 million and ¥1,848 million on the write-down of unpatented technologies (intangibles assets subject to amortization) and trademarks, (intangible assets not subject to amortization) which were held by Mitsui Norin Co., Ltd., a domestic subsidiary which is engaged in manufacturing tea-related beverage materials. The impairments of unpatented technologies and trademarks were mainly due to the decrease in the fair value resulting from the downturn in profitability according to the intensifying competition in the tea related materials industry. The fair value for the basis of determining the impairment loss was calculated based on discounted future cash flows.

The impairment losses recognized for intangible assets subject to amortization and not subject to amortization (excluding goodwill) for the year ended March 31, 2006 were immaterial.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2008 and 2007 were as follows:

	Millions of Yen
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Foods & Retail	Consumer Service & IT	Americas	Consolidated Total
Balance at April 1, 2006	¥705	¥222	¥1,771	¥641	¥17,079	¥4,481	¥5,692	¥30,591
Acquisition	167	—	12,193	1,143	591	2,038	6,664	22,796
Impairment losses	—	—	—	—	(16,528)	—	—	(16,528)
Others	—	2	423	90	—	(129)	2	388

Balance at March 31, 2007	872	224	14,387	1,874	1,142	6,390	12,358	37,247
Acquisition	—	—	164	956	768	6,755	17,355	25,998
Impairment losses	—	—	—	—	—	(2,004)	—	(2,004)
Others	—	(34)	(3,100)	(122)	(19)	(2,427)	(3,051)	(8,753)

Balance at March 31, 2008	¥872	¥190	¥11,451	¥2,708	¥1,891	¥8,714	¥26,662	¥52,488

Notes:	(1)	“Others” principally includes the effect of foreign currency exchange rate changes and purchase accounting adjustments.
	(2)	The figures for the year ended March 31, 2007 have been reclassified to conform to the current year segment presentation of the operating segment information as the composition of the reportable segment of the companies was changed.

The impairment losses included in the Consumer Service & IT Segment for the year ended March 31, 2008 consisted of an impairment loss of ¥2,004 million for goodwill related to MITSUI KNOWLEDGE INDUSTRY CO., LTD. (“MKI”) which is listed on the Tokyo Stock Exchange. Because a decline in the MKI’s stock price was determined to represent an indicator of an impairment, its goodwill was tested for impairment. As a result, the carrying amount of MKI exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill.

The impairment losses included in the Foods & Retail Segment for the year ended March 31, 2007 consisted of an impairment loss of ¥16,528 million for goodwill related to Mitsui Norin Co., Ltd., a domestic subsidiary which is engaged in manufacturing tea-related beverage materials. Because the subsidiary experienced a downturn in profitability due to the intensifying competition in the tea related materials industry, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill. The fair value of the subsidiary for the basis of determining the impairment loss of goodwill was calculated based on discounted future cash flows.

The impairment losses included in the Mineral & Metal Resources Segment for the year ended March 31, 2006 consisted of an impairment loss of ¥2,838 million for goodwill related to Mitalco Inc., an aluminum smelting subsidiary in the United States. Because of the deterioration in the terms of the power purchase contract during the course of renewal negotiations, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the fair value of goodwill. This impairment loss has been reclassified to income (loss) from discontinued operations—net (after income tax effect) in the Statements of Consolidated Income, because this operation was discontinued for the year ended March 31, 2007, as discussed in Note 4, “DISCONTINUED OPERATION.” The fair value of the subsidiary for the basis of determining the impairment loss of goodwill was calculated based on discounted future cash flows.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

13.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt at March 31, 2008 and 2007 were comprised of the following:

	Millions of Yen
	2008		2007
		Interest rate *1		Interest rate *1
Short-term bank loans and others	¥367,329	4.0%	¥554,406	4.6%
Commercial paper	86,740	2.0	93,354	3.1
Notes under medium-term note programme	9,512	0.9	10,974	0.6

Total	463,581		658,734
SFAS No. 133 fair value adjustment *2	966		13

Total	¥464,547		¥658,747

*1	The interest rates represent weighted average rates in effect at March 31, 2008 and 2007 regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

*2	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Unused lines of credit, for short-term financing outside Japan, aggregated ¥598,492 million at March 31, 2008. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material during the years ended March 31, 2008 and 2007.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Long-term debt at March 31, 2008 and 2007 consisted of the following:

	Millions of Yen
	2008	2007
Long-term debt with collateral (Note 9):
Banks and insurance companies, maturing serially through 2016—principally 0.9% to 7.5%	¥73,431	¥118,203
Government-owned banks and government agencies, maturing serially through 2056—principally 0.7% to 7%	73,525	66,602
Other, maturing serially through 2020—principally 2% to 6%	4,561	5,332
Japanese yen bonds (floating rate 1.3%, due 2020)	1,750	—

Total	153,267	190,137

Long-term debt without collateral:
Banks and others (principally insurance companies):
Principally 0.01% to 6%, maturing serially through 2023	1,724,797	1,690,323
Principally 0.4% to 18%, maturing serially through 2040 (payable in foreign currencies)	559,169	545,689
Bonds and notes:
Japanese yen convertible bonds (fixed rate 1.05%, due 2009)	7,960	36,577
U.S. dollar convertible bonds (zero coupon, due 2008)	1,001	1,179
Japanese yen bonds with early redemption clause (fixed rate 0.7% to 1.4%, due 2013–2015)	26,000	41,000
Japanese yen bonds with early redemption clause (fixed and floating rate: floating rate 1.3% , due 2016)	10,000	10,000
Japanese yen bonds (fixed rate 0.7% to 3.2%, due 2007–2027)	320,175	295,309
Japanese yen bonds (fixed and floating rate: floating rate 1.4% to 2.5%, due 2013–2024)	101,500	101,500
Japanese yen bonds (floating rate 1.1% to 2.1%, due 2010–2017)	102,000	102,000
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3.0% to 3.3%, due 2007–2012)	10,000	30,000
Notes under global medium-term note programme (fixed rate 0.9% to 4.6%, due 2007–2014)	6,722	8,580
Notes under euro medium-term note programme (fixed rate 0.02% to 5.8%, due 2007–2019)	123,210	166,218
Notes under euro medium-term note programme (floating rate 0.3% to 5.8%, due 2007–2017)	14,191	17,346
Notes under euro medium-term note programme (fixed and floating rate: floating rate 0.4% to 5.4%, due 2012–2024)	10,502	10,577
Notes under euro medium-term note programme (fixed and floating rate: fixed rate 1.4%, due 2009)	—	1,056
Capital lease obligations (principally 0.3% to 7.3%, maturing serially through 2030)	30,809	23,761

Total	3,048,036	3,081,115

Total	3,201,303	3,271,252
SFAS No. 133 fair value adjustment*	19,700	(11,859)

Total	3,221,003	3,259,393
Less current maturities	276,620	371,865

Long-term debt, less current maturities	¥2,944,383	¥2,887,528

*	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2008 were 2.69% and 2.61%, respectively. The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2007 were 5.35% and 5.33%, respectively. (See Note 25, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” and Note 26, “FINANCIAL INSTRUMENTS.”)

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

Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors’ review and approval before presentation to the shareholders. Certain of those agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2008 and 2007, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

Maturities of long-term debt outstanding at March 31, 2008 were as follows, excluding the effect of the SFAS No. 133 fair value adjustment:

Millions of Yen
Year ending March 31:
2009	¥274,068
2010	384,485
2011	299,795
2012	309,245
2013	320,919
Thereafter	1,612,791

Total	¥3,201,303

14.	PENSION COSTS AND SEVERANCE INDEMNITIES

The Company and certain subsidiaries have non-contributory and contributory defined benefit pension plans, covering substantially all employees other than directors.

The primary pension plan is the Company’s contributory Corporate Pension Fund (“CPF”) under the Defined Benefit Corporate Pension Law. The benefits from CPF are based on the length of service.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Effective April 1, 2006, the Company converted certain portions of CPF into a defined contribution plan and a cash balance plan. The cash balance plan calculates its benefits using a percentage of employees’ annual salary and an interest crediting rate.

The Company and certain subsidiaries have unfunded severance indemnities plans. Benefits under the plans are based on the level of compensation at retirement, or earlier termination of employment, and the length of service.

The Company and most subsidiaries use a measurement date of March 31 for their defined benefit pension plans.

Effective March 31, 2007, the companies adopted the recognition and related disclosure provisions of SFAS No. 158, which require the recognition of the overfunded or underfunded status of a defined benefit plan as an asset or liability in the statement of financial position and the recognition of changes in that funded status in comprehensive income in the year in which the changes occur. The following table sets forth the incremental effect of adoption of these provisions on the Consolidated Balance Sheets as of March 31, 2007.

	Millions of Yen
	Before adoption of SFAS No. 158	Adjustments	After adoption of SFAS No. 158
Investments in and advances to associated companies	¥0	¥2,180	¥2,180
Intangible assets	553	(553)	—
Other assets (prepaid pension costs)	108,027	11,138	119,165
Accrued expenses—others	—	(624)	(624)
Accrued pension costs and liability for severance indemnities	(32,733)	(476)	(33,209)
Deferred tax assets (liabilities)	3,185	(5,019)	(1,834)
Accumulated other comprehensive loss (income)	4,359	(6,646)	(2,287)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Obligations and funded status

The following table sets forth the reconciliation of the companies’ benefit obligations, plan assets and funded status of the plans:

	Millions of Yen
	2008	2007
Change in benefit obligation:
Benefit obligation at beginning of year	¥283,105	¥271,966
Service cost	10,244	10,081
Interest cost	6,244	6,404
Plan participants’ contributions	430	402
Plan amendments	(832)	8,563
Actuarial loss	1,218	813
Benefits paid from plan assets	(12,106)	(11,517)
Direct benefit payments	(2,442)	(3,718)
Settlements	(555)	(344)
Acquisitions and divestitures	(4,451)	(1,344)
Foreign currency translation adjustments	(2,635)	1,799

Benefit obligation at end of year	278,220	283,105

Change in plan assets:
Fair value of plan assets at beginning of year	368,437	346,506
Actual (loss) return on plan assets	(48,054)	20,564
Employer contribution	7,838	11,923
Plan participants’ contributions	430	402
Benefits paid from plan assets	(12,106)	(11,517)
Settlements	(93)	(229)
Acquisitions and divestitures	(6,196)	(450)
Foreign currency translation adjustments	(1,990)	1,238

Fair value of plan assets at end of year	308,266	368,437

Funded status at end of year	30,046	85,332

Amounts recognized in the Consolidated Balance Sheets consist of:
Other assets (prepaid pension costs)	¥64,015	¥119,165
Accrued expenses—others	(1,215)	(624)
Accrued pension costs and liability for severance indemnities	(32,754)	(33,209)

	¥30,046	¥85,332

Amounts recognized in accumulated other comprehensive loss (income) before income tax effect consist of:
Prior service cost	¥2,288	¥2,910
Net actuarial loss (gain)	53,182	(4,851)

	¥55,470	¥(1,941)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The prior service cost/credit is amortized over the average remaining service period of employees expected to receive related benefits.

The amortization periods of the net actuarial gain/loss are seven years for CPF and the average remaining service period for other defined benefit pension plans.

The accumulated benefit obligation for the companies’ defined benefit pension plans as of March 31, 2008 and 2007 was ¥275,416 million and ¥280,737 million, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥56,250 million and ¥22,388 million at March 31, 2008 and ¥56,296 million and ¥22,941 million at March 31, 2007. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were ¥45,689 million and ¥14,018 million at March 31, 2008 and ¥54,490 million and ¥22,941 million at March 31, 2007.

Components of net periodic pension costs and other amounts recognized in other comprehensive income

Net periodic pension costs of the companies’ defined benefit pension plans for the years ended March 31, 2008, 2007 and 2006 and other amounts recognized in other comprehensive income for the year ended March 31, 2008 included the following components:

	Millions of Yen
	2008	2007	2006
Service cost—benefits earned during the period	¥10,244	¥10,081	¥10,833
Interest cost on projected benefit obligation	6,244	6,404	5,935
Expected return on plan assets	(10,227)	(9,855)	(8,361)
Amortization of prior service cost	(116)	(165)	(590)
Amortization of net actuarial loss	679	1,200	3,585
Settlement gain	—	(115)	(353)

Net periodic pension costs	¥6,824	¥7,550	¥11,049

Prior service cost arising during period	¥(832)
Amortization of prior service cost	116
Net actuarial loss arising during period	59,499
Amortization of net actuarial loss	(679)
Acquisition and divestitures	(393)
Foreign currency translation adjustments	(300)

Total recognized in other comprehensive income	57,411

Total recognized in net periodic pension costs and other comprehensive income	¥64,235

The estimated prior service cost and net actuarial loss of the companies that will be amortized for the year ending March 31, 2009 are as follows:

Millions of Yen
2009
Amortization of prior service cost	¥(161)
Amortization of net actuarial loss	2,853

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Assumptions

Weighted-average assumptions used to determine the companies’ benefit obligations as of March 31, 2008 and 2007 are set forth as follows:

	2008	2007
Discount rate	2.5%	2.5%
Rate of increase in future compensation levels	0.8	0.8

Weighted-average assumptions used to determine the companies’ net periodic pension costs for the years ended March 31, 2008, 2007 and 2006 are set forth as follows:

	2008	2007	2006
Discount rate	2.5%	2.5%	2.4%
Expected long-term rate of return on plan assets	2.9	2.7	2.6
Rate of increase in future compensation levels	0.8	0.8	0.4

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

The rate of increase in future compensation levels was not applied in determining the projected benefit obligation of CPF other than the cash balance plan, because the benefit formulas of these plans do not contain factors relating to compensation levels.

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

Plan assets

The companies’ pension plan weighted-average asset allocations based on the fair value of such assets as of March 31, 2008 and 2007 are set forth as follows:

Asset category	2008	2007
Equity securities	48%	51%
Debt securities	37	40
Life insurance company general accounts	6	3
Cash and deposits	3	1
Other	6	5

Total	100%	100%

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Equity securities include securities held in the Company’s employee retirement benefit trust. The fair value of those securities as of March 31, 2008 and 2007 are 25% and 29% of total fair value of plan assets, respectively. Life insurance company general accounts are pooled investment portfolios managed by insurance companies and guarantee a minimum rate of return.

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

The companies’ weighted-average target allocation of plan assets as of March 31, 2008 was 51% equity securities (including securities held in the employee retirement benefit trust), 48% debt securities (including life insurance company general accounts) and 1% other assets.

The fair value of equity securities of the companies and associated companies included in plan assets as of March 31, 2008 and 2007 were immaterial.

Cash flows

Contributions

The companies expect to contribute ¥4,778 million to their defined benefit pension plans for the year ending March 31, 2009.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Yen
Year ending March 31:
2009	¥14,508
2010	14,345
2011	14,728
2012	15,198
2013	15,634
2014–2018	78,549

In addition to the above defined benefit pension plans, the Company and certain subsidiaries have defined contribution plans. For the year ended March 31, 2008 and 2007, the companies recorded ¥1,037 million and ¥1,085 million as costs of defined contribution plans. The costs of defined contribution plans for the year ended March 31, 2006 were immaterial.

The Company also provides the “Early Retirement Support Plan” to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2008, 2007 and 2006, the Company recorded ¥3,053 million, ¥3,368 million and ¥5,313 million of periodic payments in excess of previous projections and projected benefits based on factors including the history of benefit payments as selling, general and administrative expenses, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Capital surplus and retained earnings

The Corporate Law provides that an amount equal to 10% of distribution must be appropriated as additional paid-in capital or a legal reserve depending on the equity account charged upon the payment of such distribution until the total aggregate amount of capital surplus and legal reserve equals 25% of the common stock. The Corporate Law also provides that common stock, capital surplus, legal reserve and unappropriated retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders, while it is no longer allowed to transfer a portion of retained earnings to the common stock account. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the above transfer under the Corporate Law. Additional amounts recorded as capital surplus to conform with U.S. GAAP were ¥68,279 million at March 31, 2008 and primarily relate to accounting for warrants, business combinations and expenses for the issuance of common stock. When debt securities were previously issued with detachable stock purchase warrants, the portion of the proceeds which was allocable to the warrants was credited to capital surplus under U.S. GAAP. In addition, the step acquisition of the shares held by minority shareholders of a subsidiary by selling unissued shares of the Company was accounted for by the purchase method under U.S. GAAP rather than by the pooling of interests method which was prevailing in Japan when such business combinations occurred.

Pursuant to the resolution of the Board of Directors, the Company made free distributions of common stock in prior years. Such free distributions did not result in the transfer of retained earnings to common stock or capital surplus. Corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued. If such United States practice had been applied to the above free distributions of shares made on and after September 30, 1986, capital surplus at March 31, 2008 would have been increased by ¥87,860 million with a corresponding decrease in unappropriated retained earnings.

Dividends

Under the Corporate Law, the amount available for distribution is calculated as of the effective date which is determined by the resolution of the shareholders at the shareholders’ meeting. Such amount is calculated based on the amount of capital surplus, exclusive of additional paid-in capital, and retained earnings, exclusive of retained earnings appropriated for legal reserve, recorded in the general books of account in accordance with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the calculation of the amount available for distribution under the Corporate Law. The amount of retained earnings available for dividends would amount to ¥406,285 million, if the amount were to be calculated at March 31, 2008.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The Corporate Law permits to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution of shareholders at the shareholders’ meeting. A mid-year interim dividend may be paid by resolution of the Board of Directors, subject to limitations imposed by the Corporate Law. See Note 13, “SHORT-TERM AND LONG-TERM DEBT,” for the right of certain creditors to review and approve the companies’ proposal for the payment of dividends.

Purchase by the Company of shares

The Corporate law permits the Company to purchase and hold its own shares. The Company is allowed to decide the number, amount and others of the shares to be acquired, not to exceed the amount available for distribution, subject to the prior approval of the shareholders at the shareholders’ meeting. The Corporate Law permits the Company to purchase its own shares through market transactions or tender offer upon the approval of the Board of Directors, as far as it is permitted under the Articles of Incorporation, subject to limitations imposed by the Corporate Law. At the ordinary general meeting of shareholders held on June 24, 2004, it was approved that the Company amended the Articles of Incorporation to entitle the Board of Directors to purchase outstanding shares of the Company’s own common stock by its resolution.

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

Under the Corporate Law, additional paid-in capital is allowed to be transferred to common stock account by the approval of shareholders’ meeting, on the other hand it could be transferred by the resolution of the Board of Directors.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Accumulated other comprehensive income (loss)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2008, 2007 and 2006 are as follows:

	Millions of Yen
	2008	2007	2006
Unrealized Holding Gains and Losses on Available-for-Sale Securities:
Balance at beginning of year	¥258,922	¥216,099	¥100,179
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	(203,919)	123,931	217,516
Deferred income taxes	85,601	(66,684)	(90,263)

Adjustments for year (after income tax effect)	(118,318)	57,247	127,253

Pre-tax amount of reclassification adjustments	(504)	(24,804)	(20,025)
Deferred income taxes	346	10,380	8,692

Adjustments for year (after income tax effect)	(158)	(14,424)	(11,333)

Balance at end of year	¥140,446	¥258,922	¥216,099

Foreign Currency Translation Adjustments:
Balance at beginning of year	¥(9,409)	¥(83,279)	¥(142,787)
Pre-tax amount of translation adjustments	(145,615)	81,801	72,072
Deferred income taxes	18,439	(9,385)	(15,578)

Adjustments for year (after income tax effect)	(127,176)	72,416	56,494

Pre-tax amount of reclassification adjustments	1,267	2,780	2,961
Deferred income taxes	122	(1,326)	53

Adjustments for year (after income tax effect)	1,389	1,454	3,014

Balance at end of year	¥(135,196)	¥(9,409)	¥(83,279)

Minimum Pension Liability Adjustment:
Balance at beginning of year	—	¥(5,417)	¥(5,691)
Pre-tax amount	—	1,593	182
Deferred income taxes	—	(535)	92

Adjustments for year (after income tax effect)	—	1,058	274

Pre-tax amount of adjustment to initially apply SFAS No. 158	—	7,544	—
Deferred income taxes	—	(3,185)	—

Adjustments for year (after income tax effect)	—	4,359	—

Balance at end of year	—	—	¥(5,417)

Defined Benefit Pension Plans:
Balance at beginning of year	¥2,287	—	—
Pre-tax amount of defined benefit pension plan	(58,934)	—	—
Deferred income taxes	24,181	—	—

Adjustments for year (after income tax effect)	(34,753)	—	—

Pre-tax amount of reclassification adjustments	519	—	—
Deferred income taxes	(213)	—	—

Adjustments for year (after income tax effect)	306	—	—

Pre-tax amount of adjustment to initially apply SFAS No. 158	—	¥4,121	—
Deferred income taxes	—	(1,834)	—

Adjustments for year (after income tax effect)	—	2,287	—

Balance at end of year	¥(32,160)	¥2,287	—

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
	2008	2007	2006
Net Unrealized Gains and Losses on Derivatives:
Balance at beginning of year	¥8,930	¥2,439	¥(1,252)
Pre-tax amount of net unrealized gains and losses on derivatives	(3,403)	3,388	(12,580)
Deferred income taxes	13	447	5,863

Adjustments for year (after income tax effect)	(3,390)	3,835	(6,717)

Pre-tax amount of reclassification adjustments	(6,139)	4,289	17,538
Deferred income taxes	1,734	(1,633)	(7,130)

Adjustments for year (after income tax effect)	(4,405)	2,656	10,408

Balance at end of year	¥1,135	¥8,930	¥2,439

Accumulated Other Comprehensive Income (Loss)—Total:
Balance at beginning of year	¥260,730	¥129,842	¥(49,551)
Pre-tax amount	(416,728)	192,978	277,664
Deferred income taxes	130,223	(68,736)	(98,271)

Other comprehensive income (loss) for year (after income tax effect)	(286,505)	124,242	179,393

Pre-tax amount of adjustment to initially apply SFAS No. 158	—	11,665	—
Deferred income taxes	—	(5,019)	—

Adjustments to initially apply SFAS No. 158 (after income tax effect)	—	6,646	—

Balance at end of year	¥(25,775)	¥260,730	¥129,842

16.	NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2008, 2007 and 2006:

	2008			2007			2006
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Income from continuing operations	¥339,077	1,804,877	¥187.87	¥299,126	1,730,214	¥172.88	¥215,067	1,603,096	¥134.16
Income (loss) from discontinued operations—net (after income tax effect)	70,984	1,804,877	39.33	2,376	1,730,214	1.38	(12,658)	1,603,096	(7.90)

Net income available to common shareholders	410,061	1,804,877	227.20	301,502	1,730,214	174.26	202,409	1,603,096	126.26

Effect of Dilutive Securities:
Convertible bonds	76	19,379		413	96,004		587	104,855

Diluted Net Income per Share:
Income from continuing operations	339,153	1,824,256	185.91	299,539	1,826,218	164.02	215,654	1,707,951	126.26

Income (loss) from discontinued operations—net (after income tax effect)	70,984	1,824,256	38.91	2,376	1,826,218	1.30	(12,658)	1,707,951	(7.41)

Net income available to common shareholders after effect of dilutive securities	¥410,137	1,824,256	¥224.82	¥301,915	1,826,218	¥165.32	¥202,996	1,707,951	¥118.85

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

17.	SEGMENT INFORMATION

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” requires disclosure of financial and descriptive information about operating segments, which are components of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker in deciding about resources to be allocated to the segment and assessing its performance.

The business units of the companies’ Head Office, which are organized based on “products and services,” plan overall and worldwide strategies for their products and services and conduct their worldwide operations. The business units also collaborate with the regional business units in planning and executing their strategies for products and regions. The regional business units are delegated the business of their regions as the centers of each particular regional strategy and operate diversified business together with their subsidiaries and associated companies in collaboration with the business units.

Therefore, the companies’ operating segments consist of product-focused operating segments comprised of the business units of the Head Office and region-focused operating segments comprised of the regional business units. The companies’ operating segments have been aggregated based on the nature of the products and other criteria into eight product-focused reportable operating segments and three region-focused reportable operating segments, totaling eleven reportable operating segments.

In order to develop the strategy of the whole energy businesses and pursue the synergy among energy businesses, the companies reviewed the “Energy” and “Iron & Steel Raw Materials and Non-Ferrous Metals” segments, and transferred coal mining, nuclear fuel and other businesses which were formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” to “Energy.” “Iron & Steel Raw Materials and Non-Ferrous Metals” has been renamed and presented as “Mineral & Metal Resources.”

Also, positioning the consumer service businesses as one of the companies’ strengthening business area, the companies integrated the lifestyle businesses with the consumer service businesses in order to develop consumer-oriented businesses and strengthen related marketing and logistics business. The former “Lifestyle, Consumer Service and Information, Electronics & Telecommunication” has been renamed and presented as “Consumer Service & IT.”

In addition, the companies refined the regional business unit system and redesigned the regional business unit system to strengthen our global strategy in the wide economic zones of Americas, Europe and Asia. Based on this refinement, subsidiaries in Oceania which were formerly included in “Other Overseas Areas” were integrated to “Asia” and presented as “Asia Pacific.” Also, subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas” were combined to “Europe” and presented as “Europe, the Middle East and Africa.”

The operating segment information for the year ended March 31, 2007 and 2006 have been restated to conform to the current year presentation.

A description of reportable operating segments of the Company follows.

Iron & Steel Products manufactures, sells and trades iron & steel products in Japan and abroad.

Mineral & Metal Resources develops raw material resources of iron and non-ferrous metals in foreign countries, and manufactures, sells and trades raw materials and metal products in Japan and abroad.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Consumer Service & IT manufactures, sells and trades textiles and IT products for consumer, and is engaged in consumer-related business such as media & information, outsourcing business and real estate business in Japan and abroad.

Logistics & Financial Markets engages in logistics services, insurance and financial businesses in Japan and abroad.

Americas, Europe, the Middle East and Africa, and Asia Pacific trade in various commodities and conduct related business led by overseas trading subsidiaries or offices located in each region.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ operating segment information, product information and geographic area information for the years ended March 31, 2008, 2007 and 2006 presented in conformity with SFAS No.  131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen
Year ended March 31, 2008:	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,495,085	¥1,528,024	¥2,530,804	¥2,622,360	¥2,644,288	¥2,009,870	¥1,148,823	¥171,967

Gross profit	¥61,344	¥95,765	¥134,090	¥110,261	¥219,267	¥81,229	¥116,657	¥55,142

Operating income (loss)	¥25,600	¥78,970	¥31,999	¥46,178	¥172,455	¥16,584	¥18,967	¥20,879

Equity in earnings (losses) of associated companies	¥4,901	¥71,216	¥20,293	¥5,819	¥36,838	¥3,092	¥8,197	¥(1,858)

Net income (loss)	¥20,238	¥177,026	¥35,000	¥18,428	¥124,084	¥10,440	¥12,037	¥7,526

Total assets at March 31, 2008	¥632,329	¥916,150	¥1,563,228	¥818,680	¥1,668,655	¥675,253	¥760,764	¥797,341

Investments in and advances to associated companies at March 31, 2008	¥25,557	¥388,762	¥375,005	¥42,944	¥153,974	¥63,098	¥122,976	¥29,113

Depreciation and amortization	¥2,125	¥8,519	¥10,109	¥9,920	¥72,987	¥6,232	¥6,097	¥3,809

Additions to property leased to others and property and equipment	¥4,397	¥27,927	¥58,710	¥8,387	¥125,652	¥7,442	¥18,406	¥2,891

	Millions of Yen
Year ended March 31, 2008:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,625,587	¥514,190	¥721,112	¥17,012,110	¥6,758	¥(9,812)	¥17,009,056

Gross profit	¥54,047	¥26,784	¥33,074	¥987,660	¥5,532	¥(5,115)	¥988,077

Operating income (loss)	¥1,981	¥1,768	¥7,616	¥422,997	¥(1,375)	¥(46,794)	¥374,828

Equity in earnings (losses) of associated companies	¥5,021	¥327	¥1,072	¥154,918	¥71	¥(721)	¥154,268

Net income (loss)	¥4,283	¥5,011	¥22,518	¥436,591	¥(7,101)	¥(19,429)	¥410,061

Total assets at March 31, 2008	¥635,570	¥205,712	¥360,508	¥9,034,190	¥2,831,483	¥(2,174,794)	¥9,690,879

Investments in and advances to associated companies at March 31, 2008	¥36,654	¥25,509	¥53,520	¥1,317,112	¥3,230	¥12,700	¥1,333,042

Depreciation and amortization	¥6,498	¥1,174	¥795	¥128,265	¥786	¥10,277	¥139,328

Additions to property leased to others and property and equipment	¥15,299	¥1,417	¥1,063	¥271,591	¥1,378	¥9,092	¥282,061

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2007 (As restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,398,061	¥1,469,063	¥2,224,749	¥2,392,268	¥2,038,054	¥1,917,825	¥1,457,175	¥180,437

Gross profit	¥57,766	¥110,974	¥108,003	¥103,073	¥123,871	¥81,336	¥129,983	¥60,489

Operating income (loss)	¥25,582	¥91,294	¥20,861	¥35,342	¥81,326	¥10,924	¥20,344	¥24,199

Equity in earnings of associated companies	¥3,121	¥60,313	¥21,429	¥4,933	¥44,394	¥3,789	¥8,661	¥1,960

Net income (loss)	¥20,559	¥98,354	¥33,557	¥19,327	¥75,658	¥(12,304)	¥16,605	¥14,631

Total assets at March 31, 2007	¥663,682	¥912,596	¥1,643,151	¥949,091	¥1,733,630	¥696,062	¥861,501	¥681,294

Investments in and advances to associated companies at March 31, 2007	¥22,014	¥264,364	¥383,233	¥46,226	¥558,650	¥57,013	¥112,686	¥33,898

Depreciation and amortization	¥1,826	¥6,832	¥8,379	¥9,017	¥29,644	¥6,757	¥7,661	¥3,326

Additions to property leased to others and property and equipment	¥3,311	¥21,357	¥102,373	¥12,718	¥142,792	¥5,455	¥19,249	¥6,277

	Millions of Yen
Year ended March 31, 2007 (As restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,167,527	¥478,515	¥623,879	¥15,347,553	¥7,250	¥(83,154)	¥15,271,649

Gross profit	¥64,704	¥25,447	¥30,678	¥896,324	¥4,344	¥(34,377)	¥866,291

Operating income (loss)	¥21,348	¥2,945	¥9,508	¥343,673	¥(4,353)	¥(56,519)	¥282,801

Equity in earnings of associated companies	¥3,845	¥300	¥695	¥153,440	¥121	¥(467)	¥153,094

Net income (loss)	¥16,917	¥4,136	¥22,001	¥309,441	¥5,845	¥(13,784)	¥301,502

Total assets at March 31, 2007	¥464,849	¥199,122	¥360,117	¥9,165,095	¥2,882,791	¥(2,234,574)	¥9,813,312

Investments in and advances to associated companies at March 31, 2007	¥39,036	¥14,918	¥44,120	¥1,576,158	¥10,456	¥957	¥1,587,571

Depreciation and amortization	¥4,635	¥1,023	¥701	¥79,801	¥1,101	¥7,043	¥87,945

Additions to property leased to others and property and equipment	¥4,594	¥1,151	¥621	¥319,898	¥1,927	¥5,531	¥327,356

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2006 (As restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,366,834	¥1,419,314	¥2,472,604	¥2,087,042	¥2,009,768	¥1,849,850	¥1,464,310	¥116,178

Gross profit	¥54,386	¥88,515	¥90,557	¥97,779	¥106,991	¥79,941	¥128,438	¥51,378

Operating income (loss)	¥26,459	¥68,504	¥21,702	¥34,004	¥70,736	¥9,151	¥24,989	¥17,554

Equity in earnings (losses) of associated companies	¥2,943	¥27,974	¥14,571	¥3,233	¥34,581	¥3,472	¥3,485	¥3,951

Net income (loss)	¥19,354	¥44,772	¥30,581	¥12,068	¥50,824	¥(3,214)	¥17,517	¥13,384

Total assets at March 31, 2006	¥563,596	¥704,156	¥1,309,180	¥866,796	¥1,249,418	¥721,222	¥821,315	¥750,748

Investments in and advances to associated companies at March 31, 2006	¥22,779	¥223,328	¥290,444	¥49,456	¥482,004	¥54,813	¥93,855	¥26,010

Depreciation and amortization	¥2,106	¥6,054	¥6,962	¥9,490	¥11,251	¥8,134	¥9,040	¥3,333

Additions to property leased to others and property and equipment	¥2,614	¥19,614	¥84,253	¥10,792	¥59,301	¥10,336	¥37,396	¥2,923

	Millions of Yen
Year ended March 31, 2006 (As restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,108,931	¥440,601	¥549,806	¥14,885,238	¥7,869	¥(96,572)	¥14,796,535

Gross profit	¥61,588	¥24,276	¥30,410	¥814,259	¥7,122	¥(36,817)	¥784,564

Operating income (loss)	¥21,723	¥4,738	¥11,248	¥310,808	¥(3,208)	¥(59,877)	¥247,723

Equity in earnings (losses) of associated companies	¥2,126	¥(174)	¥754	¥96,916	¥301	¥(3,035)	¥94,182

Net income (loss)	¥12,652	¥5,040	¥22,800	¥225,778	¥11,835	¥(35,204)	¥202,409

Total assets at March 31, 2006	¥455,615	¥77,365	¥240,143	¥7,759,554	¥2,749,439	¥(1,935,415)	¥8,573,578

Investments in and advances to associated companies at March 31, 2006	¥9,714	¥10,039	¥23,885	¥1,286,327	¥12,570	¥1,690	¥1,300,587

Depreciation and amortization	¥4,734	¥946	¥626	¥62,676	¥1,087	¥4,014	¥67,777

Additions to property leased to others and property and equipment	¥9,747	¥1,669	¥654	¥239,299	¥4,561	¥3,194	¥247,054

Notes:	(1)	The figures of “Consolidated Total” for the years ended March 31, 2007 and 2006 have been reclassified to conform to the change in current year presentation for discontinued operations in accordance with SFAS No. 144. The reclassification to income (loss) from discontinued operations—net (after income tax effect) is included in “Adjustments and Eliminations.”
	(2)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2008, 2007 and 2006 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
	(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
		Net loss of “Adjustments and Eliminations” for the year ended March 31, 2008 includes (a) ¥23,487 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥2,228 million for pension related items, and (c) ¥4,361 million related to tax items includes an adjustment of a difference between actual tax rate and intercompany tax rate, and so on. (all amounts are after income tax effects)
		Net loss of “Adjustments and Eliminations” for the year ended March 31, 2007 includes (a) ¥19,284 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,226 million for pension related items, and (c) ¥3,846 million related to tax items includes an adjustment of a difference between actual tax rate and intercompany tax rate, and so on. (all amounts are after income tax effects)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2006 includes (a) ¥19,738 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥12,873 million for the valuation allowance for deferred tax assets as a result of reevaluation of realizability of deferred tax assets related to impairment of investment securities and allowance for doubtful receivables, and (c) a charge of ¥1,047 million for pension related items. (all amounts are after income tax effects)
(4)	Transfers between operating segments are made at cost plus a markup.
(5)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

PRODUCT INFORMATION

	Millions of Yen
	Iron and Steel	Non-Ferrous Metals	Machinery	Electronics & Information	Chemicals	Energy
Year ended March 31, 2008:
Revenues	¥801,290	¥79,669	¥478,205	¥182,258	¥1,318,579	¥2,017,729

Year ended March 31, 2007 :
Revenues	¥566,938	¥99,880	¥428,609	¥178,829	¥1,146,619	¥1,633,254

Year ended March 31, 2006 :
Revenues	¥481,211	¥102,177	¥350,656	¥160,835	¥886,670	¥1,360,537

	Millions of Yen
	Foods	Textiles	General Merchandise	Property and Service Business	Consolidated Total
Year ended March 31, 2008:
Revenues	¥572,561	¥38,169	¥40,494	¥209,924	¥5,738,878

Year ended March 31, 2007 :
Revenues	¥466,968	¥39,839	¥50,320	¥182,341	¥4,793,597

Year ended March 31, 2006 :
Revenues	¥424,634	¥36,447	¥61,607	¥162,742	¥4,027,516

Note:	In accordance with SFAS No. 144, revenues from discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2007 and 2006 have been reclassified to conform to the current year presentation.

GEOGRAPHIC AREA INFORMATION

	Millions of Yen
	Japan	United States	China	All Other	Consolidated Total
Year ended March 31, 2008:
Total trading transactions	¥9,285,913	¥1,323,829	¥1,119,083	¥5,280,231	¥17,009,056

Year ended March 31, 2007:
Total trading transactions	¥8,903,099	¥1,159,063	¥885,324	¥4,324,163	¥15,271,649

Year ended March 31, 2006 :
Total trading transactions	¥8,521,716	¥1,245,168	¥867,068	¥4,162,583	¥14,796,535

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Notes:	(1)	Total trading transactions are attributed to countries based on the location of customers.
	(2)	The Company provides total trading transactions instead of revenues, as certain costs related to revenues presented net in accordance with EITF No. 99-19 are not attributed to countries based on the location of customers.
	(3)	In accordance with SFAS No. 144, total trading transactions from discontinued operations are eliminated from each geographic area amount and “Consolidated Total.” The figures for the years ended March 31, 2007 and 2006 have been reclassified to conform to the current year presentation.

	Millions of Yen
	Japan	Australia	United States	All Other	Consolidated Total
At March 31, 2008:
Long-lived assets	¥489,269	¥353,521	¥150,517	¥207,475	¥1,200,782

At March 31, 2007:
Long-lived assets	¥481,198	¥339,768	¥162,292	¥264,282	¥1,247,540

At March 31, 2006:
Long-lived assets	¥431,155	¥243,969	¥103,384	¥186,244	¥964,752

There were no individual material customers with respect to revenues for the years ended March 31, 2008, 2007 and 2006.

18.	SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen
	2008	2007	2006
Depreciation of property and equipment	¥125,668	¥77,617	¥54,802
Research and development expenses	3,983	3,935	5,136
Advertising expenses	8,353	9,892	10,029
Foreign exchange gains—net	2,887	728	2,084

19.	OTHER EXPENSE (INCOME)—NET

Other expense (income)—net for the years ended March 31, 2008, 2007 and 2006 consists of the following:

	Millions of Yen
	2008	2007	2006
Exploration expenses	¥10,279	¥1,165	¥1,990
Foreign exchange losses—net	1,288	4,042	1,772
Litigation charges	664	455	69
Restructuring-related charges	—	1,939	1,404
Other	(9,270)	(7,135)	(7,233)

Total	¥2,961	¥466	¥(1,998)

Note:	In accordance with SFAS No. 144, the expense and/or income from discontinued operations, if any, is eliminated from each line item presented in the above table. The figures for the years ended March 31, 2007 and 2006 have been reclassified to conform to the current year presentation.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

20.	INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in normal effective statutory tax rates of approximately 41% for the years ended March 31, 2008, 2007 and 2006. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation between the normal statutory tax rate in Japan applied to income from continuing operations and the effective income tax rate on income from continuing operations for the years ended March 31, 2008, 2007 and 2006 is summarized as follows:

	%
	2008	2007	2006
Normal statutory tax rate in Japan applied to income from continuing operations before income taxes, minority interests and equity in earnings	41.0%	41.0%	41.0%
Increases (decreases) in tax rate resulting from:
Expenses not deductible for tax purposes and income not taxable—net	0.3	1.4	1.2
Application of lower tax rates to certain taxable income	(8.8)	(6.8)	(4.5)
Effect of taxation on dividends	1.1	4.0	10.8
Changes in valuation allowance—net	3.2	5.0	1.0
Higher tax rates for resource related taxes	6.6	1.9	0.8
Other—net	(0.8)	0.5	(0.4)

Effective income tax rate on income from continuing operations	42.6%	47.0%	49.9%

Amounts provided for income taxes for the years ended March 31, 2008, 2007 and 2006 are allocated as follows:

	Millions of Yen
	2008	2007	2006
Income taxes on income from continuing operations	¥171,237	¥145,268	¥134,078
Income (loss) from discontinued operations—net	48,813	15,581	(9,502)
Equity in earnings of associated companies	60,030	59,553	46,634
Other comprehensive (loss) income	(130,223)	68,736	98,271
Adjustment to initially apply SFAS No. 158	—	5,019	—

Total	¥149,857	¥294,157	¥269,481

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2008 and 2007 are as follows:

	Millions of Yen
	2008	2007
Deferred Tax Assets:
Accrued pension costs and liability for severance indemnities	¥13,754	—
Allowance for doubtful receivables	11,490	¥24,219
Estimated losses	20,073	23,446
Impairment loss of long-lived assets	34,990	28,396
Loss carryforwards of subsidiaries and associated companies	67,862	87,950
Foreign currency translation	15,526	8,244
Tax credit carryforwards	10,917	9,024
Other	25,075	15,348

Total deferred tax assets	199,687	196,627
Valuation allowance	(79,817)	(80,345)

Deferred tax assets—net	119,870	116,282

Deferred Tax Liabilities:
Accrued pension costs and liability for severance indemnities	—	8,264
Property	113,453	108,378
Investment securities	144,966	235,162
Undistributed earnings	173,504	148,009
Foreign currency translation	13,240	24,519
Other	6,973	13,792

Deferred tax liabilities	452,136	538,124

Net deferred tax liabilities	¥(332,266)	¥(421,842)

Net deferred tax liabilities at March 31, 2008 and 2007 are included in the Consolidated Balance Sheets as follows:

	Millions of Yen
	2008	2007
Current assets—Deferred tax assets—current	¥37,766	¥21,175
Deferred tax assets—Non-current	20,574	21,800
Current liabilities—Other current liabilities	(3,269)	(14,636)
Deferred tax liabilities—Non-current	(387,337)	(450,181)

Net deferred tax liabilities	¥(332,266)	¥(421,842)

The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries where it is more likely than not that a tax benefit will not be realized. During the years ended March 31, 2008, 2007 and 2006, the valuation allowances were decreased by ¥528 million, increased by ¥5,363 million and increased by ¥30,067 million, respectively. For the years ended March 31, 2008, 2007 and 2006, adjustments of the beginning-of-the-year balance of the valuation allowances attributable to continuing operations were ¥376 million (profit), ¥1,297 million (loss) and ¥9,528 million (profit), respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The tax benefits of operating loss carryforwards attributable to continuing operations for the years ended March 31, 2008, 2007 and 2006 were ¥2,886 million, ¥15,669 million and ¥26,887 million, respectively.

The amounts of undistributed earnings, which have been considered to be indefinitely reinvested into foreign subsidiaries and foreign corporate joint ventures, and for which deferred tax liabilities have not been recognized, were ¥623,146 million and ¥443,227 million at March 31, 2008 and 2007, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable. At March 31, 2008, certain subsidiaries had aggregate operating loss carryforwards of ¥132,424 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Millions of Yen
Within 5 years	¥42,740
After 5 to 10 years	39,526
After 10 to 15 years	6,678
After 15 years	43,480

Total	¥132,424

At March 31, 2008, certain subsidiaries had aggregate tax credit carryforwards of ¥ 30,149 million. If not utilized, such tax credit carryforwards expire within 3 years.

Income from continuing operations before income taxes, minority interests and equity in earnings for the years ended March 31, 2008, 2007 and 2006 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2008	¥145,369	¥256,635	¥402,004

Year ended March 31, 2007	¥105,333	¥203,841	¥309,174

Year ended March 31, 2006	¥100,531	¥168,142	¥268,673

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Income taxes on income from continuing operations for the years ended March 31, 2008, 2007 and 2006 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2008:
Current	¥81,902	¥91,373	¥173,275
Deferred	2,102	(4,140)	(2,038)

Total	¥84,004	¥87,233	¥171,237

Year ended March 31, 2007:
Current	¥55,044	¥79,296	¥134,340
Deferred	23,943	(13,015)	10,928

Total	¥78,987	¥66,281	¥145,268

Year ended March 31, 2006:
Current	¥38,119	¥60,512	¥98,631
Deferred	41,880	(6,433)	35,447

Total	¥79,999	¥54,079	¥134,078

On April 1, 2007, the companies adopted the provisions of FIN No. 48. The cumulative effect of applying the provisions of FIN No. 48 was recorded as a decrease of ¥5,113 million to retained earnings—unappropriated as of April 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Millions of Yen
2008
Balance at beginning of year	¥27,425
Additions for tax positions of prior years	55
Additions for tax positions of current year	1,597
Reductions for tax positions of prior years	(20,121)
Reductions due to lapse of statutes of limitation	(136)
Foreign currency translation adjustments and others	(477)

Balance at end of year	¥8,343

The total amounts of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of March 31, 2008 was approximately ¥8,318 million.

The companies recognize interest expense and penalties accrued related to uncertain tax positions in income taxes—current. For the year ended March 31, 2008, the companies recognized a net reduction in interest expense and penalties of ¥1,927 million. The companies had ¥386 million for the payment of interest and penalties accrued as of March 31, 2008.

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the six fiscal years from the year ended March 31,

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

2000 to the year ended March 31, 2005. At the end of June 2007 and 2006, the Company received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March, 2001 and 2000. Based on the notices of assessment, the taxable incomes were corrected by ¥8,224 million and ¥4,863 million, and the additional tax liabilities for income taxes were ¥3,686 million and ¥2,375 million, respectively. The Company has paid the additional taxes. The Company disagrees with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

The Company believes that the amount of the correction for the years ended March 2001 and 2000 and the tax liabilities for the years ended March 31, 2002 or later, arising from the final correction, if any, will be affected by the result of the mutual agreement procedure, which is still continuing. The effect of this matter was recorded in accordance with FIN No. 48 in the consolidated financial statements for the year ended March 31, 2008.

It is reasonably possible that the situation of mutual agreement procedure may change within the next 12 months, and the change could decrease the unrecognized tax benefits in an amount ranging from ¥0 million to ¥5,584 million based on current estimates.

As of March 31, 2008, the earliest tax years that remain subject to examination by major tax jurisdictions in which the companies operate are the year ended March 31, 2000 for Japan, the year ended March 31, 2003 for the United States of America, and the year ended March 31, 2000 for Australia.

21.	COMPENSATION AND OTHER CHARGES RELATED TO DPF INCIDENT

The Company discovered in November 2004, that false data of a performance test were produced and submitted to authorities for diesel particulate filters (“DPF”s) manufactured by PUREarth Incorporated, wholly owned by the Company and was dissolved during the year ended March 31, 2007. The DPFs were subsidized by the Tokyo Metropolitan Government and seven other prefectural and municipal governments, as well as the Ministry of Land, Infrastructure, Transport and Tourism, the Ministry of the Environment, and related industry associations. The Company sold approximately 21,500 units of the product.

The Company has carried out a three-part user response plan, that involves: (1) the free replacement of DPFs, (2) the reimbursement of the amount paid for purchasing the Company’s DPFs upon their redemption following the scrapping or resale of vehicles, and (3) support program for the purchase of alternative vehicles. The Company has completed recall of all DPFs except ones not-listed under the compensation plan and not-needed to recall. In addition, the Company completed the full compensation of relevant subsidies during the year ended March 31, 2006.

The Company recorded ¥36,000 million as compensation and other charges related to DPF incident in the Statements of Consolidated Income for the year ended March 31, 2005. Subsequently, the Company reviewed the expected costs of each user response plan based on the changes of requests from users of the Company’s DPFs, and recorded an additional user response charge of ¥9,000 million for the year ended March 31, 2006. Since the recall of DPFs was completed in the year ended March 31, 2007, the estimated amount to be paid for the compensation and other charges was substantially fixed. Therefore, during the year ended March 31, 2007, the Company has recorded a credit to income of ¥3,864 million as a result of the reversal of the provision made in prior years.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

22.	CONTINGENT LIABILITIES

I.	GUARANTEES

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at March 31, 2008 and 2007. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2008:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥11,028	¥65,021	¥76,049	¥17,912	¥130,378	¥470	2040
Guarantees for associated companies	23,152	49,399	72,551	2,172	77,686	2,494	2045
Guarantees to financial institutions for employees’ housing loans	—	7,693	7,693	—	7,693	—	2033

Total	¥34,180	¥122,113	¥156,293	¥20,084	¥215,757	¥2,964

Performance guarantees	¥6,906	¥12,951	¥19,857	¥5,421	¥19,857	¥459	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥56,335	¥101	¥56,436	¥42,938	¥56,436	—	2010
Minimum purchase price guarantees	—	10,290	10,290	—	10,290	—	2014

Total	¥56,335	¥10,391	¥66,726	¥42,938	¥66,726	—

Derivative instruments	¥53,240	¥29,775	¥83,015	—	¥83,015	¥645

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2007:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥12,405	¥77,761	¥90,166	¥18,688	¥116,559	¥4,769	2040
Guarantees for associated companies	24,301	42,783	67,084	6,852	86,617	668	2022
Guarantees to financial institutions for employees’ housing loans	—	9,408	9,408	—	9,408	—	2031

Total	¥36,706	¥129,952	¥166,658	¥25,540	¥212,584	¥5,437

Performance guarantees	¥9,533	¥15,464	¥24,997	¥5,045	¥24,997	¥414	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥45,468	¥6,065	¥51,533	¥42,263	¥51,533	—	2009
Minimum purchase price guarantees	—	3,506	3,506	—	3,506	—	2013
Residual value guarantees of leased assets	—	3,195	3,195	—	3,195	—	2008

Total	¥45,468	¥12,766	¥58,234	¥42,263	¥58,234	—

Derivative instruments	¥30,109	¥10,434	¥40,543	—	¥40,543	¥2,396

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

Guarantees to financial institutions for employees’ housing loans

As a part of the benefits program for its employees, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 26 years. The Company obtains a mortgage on the employees’ assets, if necessary.

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

Minimum purchase price guarantees

To support financing activities of a partner of the joint venture which owns interests in oil & gas producing fields, the companies have a commitment to bid a certain amount for the sale of the partner’s stock by the bank which provides finance for the partner if the partner defaulted. The companies provide marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses, the companies issue market value guarantees of the aircraft for certain customers.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

The companies have written put options as a part of their various derivative transactions related to energy, non-ferrous metals, precious metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.

The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(5) Indemnification contracts

Indemnification issued through corporate reorganization

The companies divested certain of their businesses through a sale to a third-party purchaser and a spin-off to an associated company. In connection with these transactions, the companies have provided certain indemnities. The terms and conditions of indemnifications differ by contracts. The maximum potential amount of future payments could not be quantified because the limits of those indemnifications are often indefinite. No liabilities have been recorded for such indemnifications at March 31, 2008 and 2007.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

(6) Product warranties

Certain subsidiaries provide warranties, in relation to their sales of products, including residential houses and automobiles, for the performance of such products during specified warranty periods, and they are responsible for mending or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

During the year ended March 31, 2007, Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, decided to exit from its business due to the downturn of the business environment caused by declining demand. The companies appropriated the provision for the future maintenance service, because the companies guarantee the periodical inspection and repair service for a certain period after the completion.

A tabular reconciliation of changes in such liabilities for the product warranties for the years ended March 31, 2008, 2007 and 2006 is as follows:

	Millions of Yen
	2008	2007	2006
Balance at beginning of year	¥8,089	¥2,450	¥2,531
Payments made in cash or in kind	(563)	(775)	(306)
Accrual for warranties issued during the year	1,772	6,754	1,020
Changes in accrual related to pre-existing warranties	(1,659)	(340)	(795)

Balance at end of year	¥7,639	¥8,089	¥2,450

II.	LITIGATION

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

23.	VARIABLE INTEREST ENTITIES

The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery & Infrastructure Projects, Energy and Logistics & Financial Markets Segments.

The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described as follows (excluding VIEs of which the companies also hold a majority voting interest):

As lessees in operating lease contracts concluded with lessors that have been established for those lease contracts in Europe, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessors of the leased vessels are VIEs and the companies have consolidated the lessors as the primary beneficiary. Total assets of the lessors as of March 31, 2008 and 2007 were ¥12,169 million and ¥20,258 million, respectively.

A portion of the leased assets, which are consolidated, is collateral for the VIEs’ obligations. The carrying amounts of those assets as of March 31, 2007 were ¥5,869 million and were classified as property leased to others—at cost, less accumulated depreciation in the Consolidated Balance Sheets. There were no such assets as of March 31, 2008.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees.

The companies hold beneficial interest and senior investment securities without voting rights of VIEs whose operations are investment management and real estate development for the year ended March 31, 2008, and hold beneficial interest without voting rights of VIEs whose operations are investment management for the year ended March 31, 2007. The companies have consolidated the VIEs as the primary beneficiary. Total assets of the VIEs as of March 31, 2008 and 2007 were ¥25,555 million and ¥14,916 million, respectively.

The consolidated real estate which includes land and buildings are collateral for the VIEs’ long-term debt, and the carrying amounts as of March 31, 2008 were ¥7,203 million, and were classified as real estate for sale, included in inventories in the Consolidated Balance Sheets. There were no such assets as of March 31, 2007.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies.

In addition, the VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and LNG producing plants and equipment or to finance subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East and Southeast Asia in the form of leases and loans. Total assets of the VIEs as of March 31, 2008 and 2007 were ¥1,503,516 million and ¥1,417,841 million, respectively, and the maximum exposure to loss as a result of the companies’ involvement with the VIEs as of March 31, 2008 and 2007 were ¥125,550 million and ¥119,434 million, respectively.

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

24.	EXIT OR DISPOSAL ACTIVITIES

The Company focuses on the maximization of its consolidated corporate value. To achieve this objective, the Company is trying to strengthen its consolidated capabilities through optimal group management. The Company actively restructures its businesses to make them more efficient by regularly reassessing the business environment and operational objectives of each of its businesses.

In addition to these restructurings, the companies have disposed of certain long-lived assets based on reviews of whether the companies should keep holding those assets from the standpoint of profitability. For the year ended March 31, 2008, the companies recorded impairment losses of long-lived assets of ¥1,425 million as exit or disposal costs, which are defined by SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Of the total exit or disposal costs for the year ended March 31, 2008, ¥1,240 million were recorded in the Logistics & Financial Markets Segment. For the year ended March 31, 2007, the companies recorded total exit or disposal costs defined by SFAS No. 146 of ¥7,157 million, which consisted of losses on disposal and impairment of long-lived assets of ¥3,805 million, one-time termination benefits of ¥1,993 million, and other associated costs of ¥1,359 million. These exit or disposal costs were recorded in the Foods & Retail

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Segment of ¥3,801 million, the Consumer Service & IT Segment of ¥1,763 million for the year ended March 31, 2007. For the year ended March 31, 2006, the companies recorded total exit or disposal costs defined by SFAS No. 146 of ¥30,600 million, which consisted of losses on disposal and impairments of long-lived assets of ¥28,337 million, one-time termination benefits of ¥1,678 million, and other associated costs of ¥585 million. These exit or disposal costs were recorded in the Mineral & Metal Resources Segment of ¥11,804 million, the Machinery & Infrastructure Projects Segment of ¥7,901 million, the Foods & Retail Segment of ¥4,955 million, the Americas Segment of ¥2,960 million, the All Other Segment of ¥1,784 million, and the Consumer Service & IT Segment of ¥1,196 million for the year ended March 31, 2006.

Exit or disposal activities for the year ended March 31, 2008 are expected to complete within the year ending March 31, 2009. Exit or disposal activities for the years ended March 31, 2007 and 2006 were substantially completed within the years ended March 31, 2008 and 2007, respectively. There are no ending balances of liabilities for the exit or disposal costs at March 31, 2008, and the ending balances of liabilities for the exit or disposal costs were immaterial at March 31, 2007 and 2006.

There were no material individual exit or disposal activities for the year ended March 31, 2008.

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

Hokushuren Co., Ltd., a subsidiary (an associated company from the year ended March 31, 2008) reported in the Foods & Retail Segment, is mainly engaged in the wholesale of food products in Japan. Due to restructurings, the companies recorded ¥598 million in impairment loss of long-lived assets and other associated costs of ¥633 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2007.

Mitsui Bussan House-Techno, Inc., a subsidiary reported in the Consumer Service & IT Segment, had been mainly engaged in the detached custom-built house business. Due to demand decline, the Company decided to exit from this business field and recorded an impairment loss of long-lived assets of ¥199 million, a loss on disposal or sales of property and equipment of ¥151 million and other associated costs of ¥1,413 million, all of which are amounts before income tax effect, in income (loss) from discontinued operations—net (after income tax effect) in the Statements of Consolidated Income for the year ended March 31, 2007.

The primary exit or disposal activities for the year ended March 31, 2006 were as follows:

Mitalco Inc., a subsidiary reported in the Mineral & Metal Resources Segment, had been engaged in aluminum smelting in the United States. Because of the deterioration in the terms of the power purchase contract during the course of renewal negotiations, which would have significant adverse effect on its smelting cost, the companies recorded an impairment loss of long-lived assets of ¥11,804 million (before income tax) in income (loss) from discontinued operations—net (after income tax effect) in the Statements of Consolidated Income for the year ended March 31, 2006. Refer to Note 4, “DISCONTINUED OPERATIONS,” for further discussion on discontinued operations.

Mitsui Foods Co., Ltd., a subsidiary reported in the Foods & Retail Segment, is mainly engaged in the wholesale of food products in Japan. Due to the termination of the transactions with The Daiei Inc., it

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

25.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future, forward, option and swap contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments or forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.

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

Risk management policy

The companies have strictly separated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by affirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ risk management policy regarding derivative instruments.

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items attributable to the hedged risks.

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the years ended March 31, 2008, 2007 and 2006.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the years ended March 31, 2008, 2007 and 2006.

Cash flow hedges

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income to the extent they are effective. The amounts in accumulated other comprehensive income are reclassified into earnings when earnings are affected by the hedged items.

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as other comprehensive income to the extent they are effective. The amounts in accumulated other comprehensive income are reclassified into earnings as interest income and expense when earnings are affected by the hedged items.

Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as other comprehensive income to the extent they are effective. The amounts in accumulated other comprehensive income are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in accumulated other comprehensive income is reclassified into earnings. These amounts were immaterial for the years ended March 31, 2008, 2007 and 2006.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The estimated net amount of the existing gains or losses in accumulated other comprehensive income at March 31, 2008 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥4,618 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 27 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and the non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within other comprehensive income to the extent it is effective as a hedge. The net amount of gains or losses included in the foreign currency translation adjustments at March 31, 2008 and 2007 were net gain of ¥25,215 million and net loss of ¥2,818 million, respectively. The net amount of gains or losses included in the foreign currency translation adjustments was immaterial for the year ended March 31, 2006.

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

26.	FINANCIAL INSTRUMENTS

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

Current financial assets other than marketable securities and current financial liabilities

The carrying amount approximates the fair value of the majority of these instruments because of their short maturities.

Notes to Consolidated Financial Statements—(Continued)

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The estimated fair values of certain financial instruments and derivative financial instruments at March 31, 2008 and 2007 were as follows:

	Millions of Yen
	2008		2007
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,927,874	¥3,927,874	¥3,982,150	¥3,982,150
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	331,741	332,499	719,369	719,701

Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	(2,887,981)	(2,887,981)	(3,073,053)	(3,073,053)
Long-term debt (including current maturities)	(3,372,915)	(3,432,107)	(3,444,437)	(3,514,347)

Derivative Financial Instruments (Assets):
Interest rate swap agreements	25,346	25,346	3,773	3,773
Currency swap agreements	30,817	30,817	649	649
Foreign exchange forward contracts	81,257	81,257	55,004	55,004

Derivative Financial Instruments (Liabilities):
Interest rate swap agreements	(5,446)	(5,446)	(7,806)	(7,806)
Currency swap agreements	(8,603)	(8,603)	(11,501)	(11,501)
Foreign exchange forward contracts	(64,727)	(64,727)	(10,980)	(10,980)

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

27.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen
	2008	2007	2006
Cash paid during the year for:
Interest	¥110,013	¥96,208	¥63,492
Income taxes (Note 20)	184,325	99,115	81,475
Non-cash investing and financing activities:
Exchange of shares in connection with business combinations and reorganizations involving investees:
Fair market value of shares received	26,787	3,987	48,288
Cost of shares surrendered	23,390	1,179	40,769
Common stock issued upon conversion of convertible bonds	28,616	54,806	1,392
Acquisitions of subsidiaries (Note 3):
Fair value of assets acquired	117,483	444,032	—
Fair value of liabilities assumed	59,000	277,691	—
Acquisition costs of subsidiaries	58,483	166,341	—
Non-cash acquisition cost	3,316	—	—
Pre-acquisition carrying amount of equity method investment	—	107,892	—
Cash acquired	2,951	46,975	—
Acquisitions of subsidiaries, net of cash acquired	52,216	11,474	—

28.	SUBSEQUENT EVENT

On June 24, 2008, the shareholders approved the payment of a cash dividend to shareholders of record on March 31, 2008 of ¥23 per share or a total of ¥41,788 million at the Company’s ordinary general meeting of shareholders.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, “Disclosure about Oil and Gas Producing Activities,” this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized cost; and results of operations. Tables 4 and 5 present information on the companies’ estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as “Associated Companies,” for which the companies’ share of the investees’ information on oil and gas producing activities is presented in the following tables. The “Consolidated Companies” column includes activities in “Oceania and Asia” (Australia, New Zealand and Thailand), “Middle East” (Qatar and Oman) and “Others” (North America and Africa). The “Associated Companies” column includes activities in “Oceania” (Australia) and “Others” (Sakhalin / Russia, Thailand and Indonesia). The “Associated Companies” column of the following tables includes information on liquefied natural gas (“LNG”) producing activities as an integral part of natural gas producing activities. The information below reflects the change in 2008 accounting treatment of Sakhalin II (included in others) from an equity accounted investment to external.

TABLE 1.	COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT *

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2008:
Acquisition of Proved Properties	¥13,499	—	—	—	¥3,701	¥17,200
Acquisition of Unproved Properties	846	—	—	—	3,039	3,885
Exploration	11,464	¥397	¥2,895	¥647	63	15,466
Development	58,279	6,035	473	18,127	3,090	86,004

Total Costs Incurred	¥84,088	¥6,432	¥3,368	¥18,774	¥9,893	¥122,555

Year Ended March 31, 2007:
Acquisition of Proved Properties	¥7,609	—	¥53,835	—	—	¥61,444
Acquisition of Unproved Properties	1,204	—	27	—	—	1,231
Exploration	2,232	¥417	797	¥714	¥1,187	5,347
Development	30,304	19,691	1,195	15,173	103,370	169,733

Total Costs Incurred	¥41,349	¥20,108	¥55,854	¥15,887	¥104,557	¥237,755

Year Ended March 31, 2006:
Acquisition of Proved Properties	—	—	—	—	—	—
Acquisition of Unproved Properties	¥888	—	—	—	—	¥888
Exploration	1,911	¥737	—	¥17	¥403	3,068
Development	28,937	3,512	—	5,504	114,257	152,210

Total Costs Incurred	¥31,736	¥4,249	—	¥5,521	¥114,660	¥156,166

*	Includes costs incurred whether capitalized or expensed and capitalized asset retirement costs incurred in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations.”

TABLE 2. CAPITALIZED	COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2008:
Proved Properties*	¥423,241	¥58,240	¥53,719	¥182,443	¥36,944	¥754,587
Unproved Properties	18,968	—	781	—	4,493	24,242

Gross Capitalized Properties	442,209	58,240	54,500	182,443	41,437	778,829
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	243,506	21,780	10,945	90,329	23,014	389,574

Net Capitalized Costs	¥198,703	¥36,460	¥43,555	¥92,114	¥18,423	¥389,255

Year Ended March 31, 2007:
Proved Properties*	¥400,053	¥61,351	¥60,262	¥172,191	¥434,247	¥1,128,104
Unproved Properties	17,673	—	924	—	—	18,597

Gross Capitalized Properties	417,726	61,351	61,186	172,191	434,247	1,146,701
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	217,104	19,704	4,685	88,119	26,547	356,159

Net Capitalized Costs	¥200,622	¥41,647	¥56,501	¥84,072	¥407,700	¥790,542

Year Ended March 31, 2006:
Proved Properties*	¥96,328	¥38,420	—	¥124,683	¥417,849	¥677,280
Unproved Properties	30,252	—	—	—	2,430	32,682

Gross Capitalized Properties	126,580	38,420	—	124,683	420,279	709,962
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	14,900	13,433	—	73,594	97,485	199,412

Net Capitalized Costs	¥111,680	¥24,987	—	¥51,089	¥322,794	¥510,550

*	Includes capitalized asset retirement costs in accordance with SFAS No. 143.

TABLE 3. RESULTS	OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The companies’ results of operations from oil and gas producing activities are shown in the following table. In accordance with SFAS No. 69, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2008:
Sales to Unaffiliated Enterprises	¥174,339	¥5,002	¥19,100	¥59,715	¥13,034	¥271,190
Transfers to Affiliated Enterprises	11,167	39,099	—	12,478	—	62,744

Total Revenues	185,506	44,101	19,100	72,193	13,034	333,934
Production Costs	17,683	4,023	6,308	22,868	4,532	55,414
Exploration Expenses	10,275	257	789	638	0	11,959
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	55,919	5,447	8,184	5,854	3,462	78,866
Income Tax Expenses	59,818	18,965	1,446	12,778	2,537	95,544

Results of Operations for Oil and Gas Producing Activities	¥41,811	¥15,409	¥2,373	¥30,055	¥2,503	¥92,151

Year Ended March 31, 2007:
Sales to Unaffiliated Enterprises	¥26,014	¥4,688	¥9,862	¥57,719	¥61,369	¥159,652
Transfers to Affiliated Enterprises	24,374	34,135	—	7,654	2,127	68,290

Total Revenues	50,388	38,823	9,862	65,373	63,496	227,942
Production Costs	5,463	3,409	2,863	20,116	18,444	50,295
Exploration Expenses	1,031	97	395	308	2,983	4,814
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	11,317	6,141	4,809	3,754	9,638	35,659
Income Tax Expenses	13,742	16,473	633	12,320	17,917	61,085

Results of Operations for Oil and Gas Producing Activities	¥18,835	¥12,703	¥1,162	¥28,875	¥14,514	¥76,089

Year Ended March 31, 2006:
Sales to Unaffiliated Enterprises	¥315	¥4,107	—	¥45,534	¥44,934	¥94,890
Transfers to Affiliated Enterprises	4,681	26,324	—	8,557	3,967	43,529

Total Revenues	4,996	30,431	—	54,091	48,901	138,419
Production Costs	2,061	2,862	—	17,295	10,229	32,447
Exploration Expenses	1,911	258	—	252	403	2,824
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	526	3,901	—	3,837	6,913	15,177
Income Tax Expenses	(240)	11,969	—	9,844	15,550	37,123

Results of Operations for Oil and Gas Producing Activities	¥738	¥11,441	—	¥22,863	¥15,806	¥50,848

TABLE 4.	PROVED RESERVE QUANTITY INFORMATION

The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2008, 2007 and 2006. The definitions used herein are in accordance with SFAS No. 25, “Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies.”

Proved Developed and Undeveloped Reserves:

	Crude Oil, Condensate and Natural Gas Liquids*1						Natural Gas*1,*3
	Millions of Barrels						Billions of Cubic Feet
	Consolidated Companies			Associated Companies			Consolidated Companies			Associated Companies
	Oceania and Asia*4	Middle East	Others	Oceania	Others*5	Worldwide	Oceania and Asia*4	Middle East	Others	Oceania	Others*5	Worldwide
Reserves at April 1, 2005	50	24	—	28	92	194	69	75	—	771	1,393	2,308
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	3	1	—	16	16	36	13	(31)	—	87	(11)	58
Extensions and Discoveries	3	1	—	—	—	4	—	2	—	—	432	434
Purchases	—	—	—	—	1	1	—	—	—	—	14	14
Sales	—	—	—	—	—	—	—	—	—	—	—	—
Production	(1)	(3)	—	(5)	(5)	(14)	(2)	(6)	—	(57)	(39)	(104)

Reserves at March 31, 2006	55	23	—	39	104	221	80	40	—	801	1,789	2,710
Changes Attributable to:
Consolidation of a subsidiary	36	—	—	—	(17)	19	404	—	—	—	(191)	213
Revision of Previous Estimates (includes improved recovery)	(29)	1	—	4	1	(23)	(78)	(3)	—	(16)	38	(59)
Extensions and Discoveries	16	2	—	—	—	18	7	—	1	—	—	8
Purchases	5	—	16	—	7	28	27	—	40	—	38	105
Sales	—	—	—	—	—	—	—	—	—	—	—	—
Production	(11)	(3)	(1)	(6)	(4)	(25)	(96)	(6)	(3)	(45)	(6)	(156)

Reserves at March 31, 2007	72	23	15	37	91	238	344	31	38	740	1,668	2,821
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	29	(3)	1	2	(1)	28	449	1	(2)	2	(17)	433
Extensions and Discoveries	—	1	—	1	—	2	—	6	—	24	—	30
Purchases	—	—	—	—	—	—	—	—	—	—	177	177
Sales	(11)	—	—	—	(85)	(96)	(22)	—	—	—	(1,636)	(1,658)
Production	(16)	(3)	(2)	(5)	(1)	(27)	(107)	(6)	(5)	(44)	(3)	(165)

Reserves at March 31, 2008	74	18	14	35	4	145	664	32	31	722	189	1,638
Proved Developed Reserves*2:
Reserves at April 1, 2005	6	24	—	14	18	62	—	75	—	356	82	513
Reserves at March 31, 2006	7	18	—	13	25	63	56	39	—	263	67	425
Reserves at March 31, 2007	46	18	11	21	24	120	299	19	24	385	11	738

Reserves at March 31, 2008	55	14	11	20	3	102	322	15	21	454	182	994

*1	1 barrel of crude oil = 5,800 cubic feet of natural gas
*2	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 34 percent as of March 31, 2007 and relatively low. The expected costs to develop these undeveloped reserves were estimated to be ¥501,900 million in total as of March 31, 2007, which was included in “Future Development Cost” in Table 5. The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves is about 64 percent as of March 31, 2008 and the expected costs to develop these undeveloped reserves are estimated to be ¥248,020 million in total as of March 31, 2008. This large proportion change is mainly due to the reduction of Mitsui’s interest in Sakhalin II project.
*3	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.
*4	Includes total proved reserves attributable to Mitsui Oil Exploration Co., Ltd. of 19 million and 37 million barrels of Crude oil, Condensate and Natural Gas Liquids and 265 billions and 636 billions of cubic feet of Natural Gas in March 2007 and 2008, as well as proved developed reserves of 18 million and 18 million barrels of Crude oil, Condensate and Natural Gas Liquids and 227 billions and 294 billions of cubic feet of Natural Gas in March 2007 and 2008, respectively, in which there is a 49.7 percent and 48.5 percent minority interest.
*5	The decrease of 96 million barrels in sales of Crude oil, Condensate and Natural Gas Liquids and 1,658 billions of cubic feet in sales of Natural Gas in place was mainly related to the reduction of Mitsui’s interest in Sakhalin II project.

TABLE 5.	STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

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

1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia*	Middle East	Others	Oceania	Others	Worldwide
At March 31, 2008:
Future Cash Inflows from Production	¥996,390	¥281,462	¥148,446	¥943,422	¥77,112	¥2,446,832
Future Production Costs	(178,842)	(18,490)	(30,657)	(138,031)	(8,216)	(374,236)
Future Development Costs	(175,889)	(13,685)	(16,160)	(102,207)	(6,290)	(314,231)
Future Income Taxes	(337,761)	(135,034)	(22,523)	(221,343)	(29,743)	(746,404)

Undiscounted Future Net Cash Flows	303,898	114,253	79,106	481,841	32,862	1,011,961
10% Annual Discount for Timing of Estimated Cash Flows	(41,257)	(37,930)	(18,577)	(225,345)	(4,297)	(327,406)

Standardized Measure of Discounted Future Net Cash Flows	¥262,641	¥76,323	¥60,529	¥256,496	¥28,566	¥684,555

At March 31, 2007:
Future Cash Inflows from Production	¥605,040	¥256,299	¥126,713	¥756,082	¥1,525,078	¥3,269,212
Future Production Costs	(171,335)	(21,705)	(19,409)	(118,426)	(380,078)	(710,953)
Future Development Costs	(133,323)	(19,418)	(22,099)	(84,309)	(286,254)	(545,403)
Future Income Taxes	(101,264)	(115,547)	(12,990)	(176,844)	(153,647)	(560,292)

Undiscounted Future Net Cash Flows	199,118	99,629	72,215	376,503	705,099	1,452,564
10% Annual Discount for Timing of Estimated Cash Flows	(40,074)	(34,671)	(18,229)	(178,396)	(431,453)	(702,823)

Standardized Measure of Discounted Future Net Cash Flows	¥159,044	¥64,958	¥53,986	¥198,107	¥273,646	¥749,741

At March 31, 2006:
Future Cash Inflows from Production	¥342,585	¥228,044	—	¥672,116	¥1,644,418	¥2,887,163
Future Production Costs	(124,615)	(26,924)	—	(205,686)	(369,594)	(726,819)
Future Development Costs	(27,206)	(7,291)	—	(114,152)	(437,194)	(585,843)
Future Income Taxes	(25,763)	(104,206)	—	(115,459)	(202,793)	(448,221)

Undiscounted Future Net Cash Flows	165,001	89,623	—	236,819	634,837	1,126,280
10% Annual Discount for Timing of Estimated Cash Flows	(46,925)	(32,936)	—	(135,169)	(463,532)	(678,562)

Standardized Measure of Discounted Future Net Cash Flows	¥118,076	¥56,687	—	¥101,650	¥171,305	¥447,718

*	Includes discounted future net cash flows attributable to Mitsui Oil Exploration Co., Ltd. of ¥61,214 million and ¥168,868 million in March 2007 and 2008 respectively, in which there is a 49.7 percent and 48.5 percent minority interest.

2) Details of Changes for the Year

	Millions of Yen
	Consolidated Companies			Associated Companies			Worldwide
	2008	2007	2006	2008	2007	2006	2008	2007	2006
Present Value at April 1	¥277,988	¥174,763	¥93,288	¥471,753	¥272,955	¥138,993	¥749,741	¥447,718	¥232,281

Consolidation of a subsidiary	—	24,213	—	—	(11,464)	—	—	12,749	—
Sales/Transfers of Oil and Gas Produced, Net of Production Costs	(220,695)	(87,338)	(30,504)	(57,826)	(90,309)	(75,468)	(278,521)	(177,647)	(105,972)
Development Costs Incurred	67,381	51,190	31,993	21,217	118,543	119,761	88,598	169,733	151,754
Purchases of Reserves in Place	—	74,203	—	6,065	15,286	1,633	6,065	89,489	1,633
Extensions and Discoveries	14,075	22,012	5,734	13,636	—	87,361	27,711	22,012	93,095
Sales of Reserves	(44,026)	24	—	(267,723)	—	—	(311,749)	24	—
Net Changes in Prices, Development and Production Cost	383,154	91,332	51,594	77,619	84,037	(57,345)	460,773	175,369	(5,751)
Revisions of Previous Quantity Estimates*[1]	175,921	(91,821)	(11,786)	10,074	51,275	49,653	185,995	(40,546)	37,867
Accretion of Discount	27,799	17,476	9,329	47,175	27,296	13,899	74,974	44,772	23,228
Net Changes in Income Taxes	(135,031)	18,381	4,698	(36,286)	(51,066)	(23,129)	(171,317)	(32,685)	(18,431)
Others*[2]	(147,073)	(16,447)	20,417	(642)	55,200	17,597	(147,715)	38,753	38,014

Net Changes for the Year	121,505	103,225	81,475	(186,691)	198,798	133,962	(65,186)	302,023	215,437

Present Value at March 31	¥399,493	¥277,988	¥174,763	¥285,062	¥471,753	¥272,955	¥684,555	¥749,741	¥447,718

*1	Includes amounts resulting from changes in the timing of production.
*2	Main portion of “Others” is foreign currency translation adjustments and increase of royalty due to revision of previous reserves.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.
(Registrant)

Date: August 4, 2008	by	/s/ JUNICHI MATSUMOTO
Junichi Matsumoto Executive Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number		Document
1.1	*	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2006 (English-language translation).

1.2	*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.3	*	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on June 23, 2006 (English-language translation).

1.4	*	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on July 31, 2006 (English-language translation).

2.1	**	Deposit Agreement, dated October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts.

8.1		List of Subsidiaries of Mitsui & Co., Ltd.

11.1		Code of Ethics for Senior Financial Officers and Professionals.

11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2006.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2002.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.