Form 20-F
period 2009-03-31
MITSUI & CO LTD
filed 2009-07-17
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2009

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

As of March 31, 2009, 1,821,158,020 shares of common stock were outstanding including

17,319,480 shares represented by an aggregate of 865,974 American Depositary Shares.

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

    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

    Yes  ☐    No  ☐

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

The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2009, 2008, and 2007 and the selected consolidated balance sheet data as of March 31, 2009 and 2008 below are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are included elsewhere in this annual report. The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2006 and 2005 and the selected consolidated balance sheet data as of March 31, 2007, 2006 and 2005 are derived from our previously published audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this annual report. The consolidated financial statements as of March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008 and 2007 have been audited by Deloitte Touche Tohmatsu(*), independent registered public accounting firm, whose report is filed as part of this annual report.

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
	2009	2008	2007	2006	2005
Consolidated Income Statement Data:
Results of Operations:
Revenues	¥5,535	¥5,739	¥4,794	¥4,028	¥3,421
Gross Profit	1,016	988	866	785	680
Equity in Earnings of Associated Companies	85	154	153	94	64
Income from Continuing Operations	178	339	299	215	114
Net Income	178	410	302	202	121
Income from Continuing Operations per Share:
Basic	97.59	187.87	172.88	134.16	72.34
Diluted	97.32	185.91	164.02	126.26	68.18
Net Income per Share:
Basic	97.59	227.20	174.26	126.26	76.55
Diluted	97.32	224.82	165.32	118.85	72.12
Cash Dividends Declared per Share	48	40	31	20	9
Cash Dividends Declared per Share in U.S. Dollars(1)	$0.48	$0.35	$0.27	$0.17	$0.09

(*)	Effective July 1, 2009, Deloitte Touche Tohmatsu changed its name to Deloitte Touche Tohmatsu LLC.

	In Billions of Yen, Except Common Stock Data
	As of March 31,
	2009	2008	2007	2006	2005
Consolidated Balance Sheet Data:
Financial Position at Year-End:
Total Assets	¥8,364	¥9,538	¥9,813	¥8,574	¥7,593
Total Shareholders’ Equity	1,882	2,184	2,110	1,678	1,123
Long-term Debt, less Current Maturities	2,841	2,944	2,888	2,659	2,710
Common Stock	340	338	323	296	192
Other Information at Year-End:
Common Stock:
Number of Shares Outstanding (in Thousands)	1,821,158	1,816,640	1,784,627	1,722,954	1,582,211

	In Billions of Yen
	For the Years Ended March 31,
	2009	2008	2007	2006	2005
Consolidated Cash Flow Statement Data:
Cash Flows:
Net Cash Provided by Operating Activities	¥583	¥416	¥239	¥146	¥200
Net Cash Used in Investing Activities	(291)	(105)	(418)	(347)	(224)
Net Cash (Used in) Provided by Financing Activities	(10)	(185)	272	92	171

	For the Years Ended March 31,
	2009	2008	2007	2006	2005
Other:
Return on Equity(2)	8.7%	19.1%	15.9%	14.5%	11.6%
Number of Shareholders	130,019	105,338	102,324	121,503	107,034

(1)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the rates in effect on the respective dividend payment dates.
(2)	Return on Equity is calculated as annual consolidated net income divided by average balance of shareholders’ equity between beginning date and ending date of each fiscal year.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

The official exchange rate on July 10, 2009 was ¥92.33 = U.S.$1.00. The following table sets forth the high and low official noon buying rates for Japanese yen of the Federal Reserve Bank of New York in each month of the previous six months.

	Yen per U.S. Dollar
	High	Low
June 2009	98.56	95.19
May 2009	99.24	94.45
April 2009	100.71	96.49
March 2009	99.34	93.85
February 2009	98.55	89.09
January 2009	94.20	87.80

The following table sets forth the average exchange rate for each of the last five fiscal years. We have calculated these average rates by using the rate on the official noon buying rates for Japanese yen of the Federal Reserve Bank of New York on the last business day of each month during the relevant fiscal year.

Yen per U.S. Dollar
Year Ended March 31,	Average Rate
2009	¥100.85
2008	113.61
2007	116.55
2006	113.67
2005	107.28

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

Our global business activities are affected by economic conditions both globally and regionally. Among other locations, we are particularly vulnerable to downward economic trends in Japan, China and the United States. An economic downturn may cause a reduction in the flow of goods and materials, a decline in consumer spending and capital investment, and subsequently a decrease in demand from our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition.

Fluctuations in commodity prices, especially crude oil, iron ore, coal and copper, may adversely affect our business, results of operations and financial condition.

We are engaged in trades in and, as the case may be, production of a variety of commodities in the global commodities market including metal resources, energy, chemical and agricultural products. Among others, significance of operating results from our mineral resources and energy producing activities in our overall operating results has considerably intensified, reflecting the rising prices of such commodities as well as increased production in these operations. Unexpected movements in commodity prices may adversely affect our business, results of operations and financial condition.

For further information about the impact by commodity price fluctuations on our results of operations for the year ended March 31, 2009 and in the future, see “Item 5.A. Operating Results.”

Exchange rate fluctuations may adversely affect our results of operations, especially because a major part of our results of operations are generated at our overseas subsidiaries and associated companies.

Although our reporting currency is the Japanese yen, a significant portion of our business operations, consolidated revenues and operating expenses is denominated in currencies other than the Japanese yen. As a result, appreciation or depreciation in the value of other currencies as compared to the Japanese yen could result in material transactional gains or losses. As most of revenues, costs of revenues, and selling, general and administrative expenses incurred from regular business activities at overseas subsidiaries and associated companies are quoted in the U.S. dollar, the Australian dollar, the Brazilian real, or other currencies, our net income may be affected by the fluctuations of these currencies and we are exposed to translation risk in our assets and liabilities denominated in foreign currencies. In addition, exchange rate fluctuations may reduce the value of investment in overseas subsidiaries and associated companies and adversely affect our accumulated other comprehensive income. As a result, exchange rate fluctuations may negatively affect our results of operations.

See “Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5.A. Operating Results— Impact of Foreign Currency Exchange Fluctuation on Operating Results” and “Item 5. B. Liquidity and Capital Resources.”

We are subject to diverse counterparty credit risks which our management policy for credit exposure cannot eliminate entirely.

We are exposed to diverse counterparty credit risks reflecting a variety of businesses. For example:

•

Many of our customers purchase products and services from us on credit. At March 31, 2009, current trade receivable (less unearned interest and allowance for doubtful receivables—current) was ¥1,861.6 billion, representing 22.3% of our total assets and recognized losses for doubtful receivables—current for the year ended March 31, 2009 and balance of the allowance for doubtful receivables—current were ¥4.7 billion and ¥18.2 billion, respectively;

•	We engage in significant project financing activities as a lender or guarantor whereby we assume repayment risk; and

•	We have counterparty payment risk from various derivative transactions we enter into as part of our hedging activities.

Diverse types of credit losses may adversely affect our results of operations and business.

Changes in interest rates could have an adverse effect on our results of operations because of our significant short-term and long-term debt.

We are exposed to risks associated with interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, particularly our significant debt obligations, including

¥454.1 billion short-term debt and ¥3,214.5 billion long-term debt as of March 31, 2009. An increase in interest rates, especially in Japan and the United States, may adversely affect our results of operations.

For information on our funding sources, see “Item 5.B. Liquidity and Capital Resources.”

If the value of assets for which we act as lessor, such as real property, rolling stock, ocean transport vessels and equipment declines, we may record significant impairment losses.

Assets for which we act as lessor, such as real property, rolling stock, ocean transport vessels and equipment are exposed to potential significant impairment losses due to the decline in the value of these assets. As of March 31, 2009, the value of these assets in which we act as lessor, presented on our Consolidated Balance Sheets as “Property leased to others—at cost, less accumulated depreciation,” was ¥199.2 billion. The carrying amounts of these assets in which we act as lessor are affected by certain factors which are beyond our control such as their global supply and demand, prevailing interest rates, prices of relevant products and services and regional and/or global cyclical trends. Any adjustments for impairment losses with respect to such assets may have an adverse effect on our results of operations and financial condition.

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

A downgrade in our credit ratings or significant changes in the lending or investment policies of our creditors or investors could result in an increase in our interest expense and could adversely impact our ability to access the debt markets, and could have an adverse effect on our financial position and liquidity.

For information on our funding sources and credit ratings, see “Item 5.B. Liquidity and Capital Resources.”

Due to our significant investments in marketable equity securities of Japanese issuers, a substantial decline in the stock market could negatively affect our investment portfolio.

A significant portion of our investment portfolio consists of marketable equity securities of Japanese issuers. At March 31, 2009, our marketable equity securities were carried at a fair value of ¥398.7 billion. Among others, Mitsui’s marketable equity securities of Japanese issuers amounted to ¥240.6 billion, representing 49.6% of the fair value of our total available-for-sale securities and 2.9% of our total assets. Volatility and decline in the Japanese equity securities market could negatively impact the value of our investment portfolio and our results of operations and financial condition.

For information on our accounting policies and estimates with respect to impairment on marketable securities, see “Critical Accounting Policies and Estimates” of “Item 5.A. Operating Results.”

Some of our operations are concentrated in a limited number of regions or countries, which could harm our business, results of operations and financial condition if activity levels in these regions or countries decline.

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

As a result, declining levels of trading activities or asset volumes in specific sectors in certain regions or countries could have a disproportionately negative effect on our business, results of operations and financial condition.

For more information, see “Energy Segment”, “Mineral & Metal Resources Segment” and “Machinery & Infrastructure Projects Segment” of “Item 4.B. Business Overview.”

We may not be able to successfully restructure or eliminate unprofitable or underperforming subsidiaries or associated companies in a timely manner and any efforts to do so may not improve our results of operations and financial condition.

As of March 31, 2009, we had 326 consolidated subsidiaries and 207 associated companies. We have been continuously restructuring underperforming businesses of our consolidated subsidiaries and associated companies from the viewpoint of operational efficiency as well as profitability. If we fail to successfully restructure or eliminate our underperforming subsidiaries and associated companies in a timely manner or if these efforts fail to improve our business operations as contemplated, our business operations may become less efficient and our results of operations and financial condition may be adversely affected.

Our alliances by forming joint ventures with third parties and strategic investments in third parties may not result in successful operations.

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

Any occurrence of these events could have a material adverse effect on our results of operations and financial condition.

Our businesses in exploration, development and production of mineral resources and oil and gas may not develop in line with assumed costs and schedules, and are subject to the risks associated with estimating reserves and the operating performance of third party operators.

Reflecting the rising prices of mineral resources and oil and gas as well as increased production in recent years, exploration, development and production of mineral resources and oil and gas are gaining in importance to our results of operations and financial condition. Mining and oil and gas projects involve risks, for example:

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

•	explorations may not give us successful results as originally expected due to technical difficulties in estimating the likelihood of success.

We participate as a non-operator in many of these projects. Under these circumstances, we carefully consider the business potential and profitability of projects based on the information and data provided by operators, who substantially control operations of such projects, including decision-making in the course of development and production. In addition to the above-mentioned risks, operators’ failure in managing those projects may adversely affect our results of operations and financial condition.

For more information, see “Mineral & Metal Resources Segment” and “Energy Segment” of “Item 4.B. Business Overview.”

Intense competition from other Japanese general trading companies could have an adverse effect on our results of operations and financial condition.

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

Unless we can successfully continue to meet the changing needs of our customers by providing them with innovative and integrated services in a cost effective manner, we may lose our market share or relationships with our existing customers in certain of our operating segments. Failure to successfully compete with our competitors may have an adverse effect on our results of operations and financial condition.

We may lose opportunities for entry into new business areas because of the limitation of required human resources.

In response to the maturation of consumption in Japan and other developed countries, we have been focusing on entering new consumer oriented businesses. Additionally, we are undertaking a reorganization of our traditional businesses in industrial products and raw materials to better reflect the globalization of the economy and the rapid progress of information technology. However, in certain new business areas which we regard as important, we may have a shortage of required human resources for carrying out our business plans and managing other personnel, which can cause a loss of opportunities to start new businesses, which in turn may adversely affect our future business, results of operations and financial condition.

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

We are subject to extensive laws and regulations in Japan and other countries throughout the world. Changes in these laws and regulations could adversely affect our results of operations and financial condition.

Our business operations are subject to extensive laws and regulations in Japan and other countries throughout the world. Our operations are subject to laws and regulations governing, among other things, commodities, consumption protection, business and investment approvals, environmental protection currency, exchange control, import and export (including restrictions from the viewpoint of national and international-security), taxation, and antitrust. Moreover, many of our infrastructure projects in developing countries are subject to less developed legal systems. As a result, our costs may increase due to factors such as the lack of a comprehensive set of laws and regulations, an unpredictable judicial system based on inconsistent application and interpretation of laws and regulations, and changing practices of regulatory and administrative bodies. For example, we are subject to sudden and unpredictable changes to:

•	tariffs for products and services that we provide;

•	technical specifications with respect to environmental regulations;

•	income tax and duty rates; and

•	foreign exchange controls with respect to repatriation of investments and dividends.

Furthermore, while we are involved in the exploration, development and production activities through various contractual arrangements, the contracts may not be upheld or extended when they expire. Moreover, the regulatory bodies of these areas may unilaterally interfere and alter the contractual terms of our oil and gas operations involving production rates, pricing formulas, royalties, environmental protection cost, land tenure or otherwise. If these regulatory bodies unilaterally alter such contractual terms or if we are unable to comply with any new laws and regulations, our business, results of operations and financial condition could be adversely affected.

Furthermore, we could incur substantial additional costs to comply with any new laws and regulations. See “Item 4.B. Business Overview—Government Regulations.”

The actual amount of dividend payment our shareholders of record receive may differ from the forecasts announced prior to the record date.

The customary dividend payout practice of publicly listed companies in Japan may significantly differ from the practice widely followed in other markets. Our dividend payout practice is no exception.

We ordinarily announce a certain dividend payout policy at the beginning of each fiscal year and also provide guidance for annual dividends based on the forecast of our financial results including consolidated net income. Interim dividends are paid to shareholders on record of September 30 of each fiscal year after reviewing our financial results during the first six months of each fiscal year as well as our forecast of our financial results during the last six months of the same fiscal year. The decision of declaration and payment is solely a matter of discretion of our Board of Directors, and such a decision may be made after the September 30 record date, and thus may differ from our guidance provided prior to such record date.

The amount and payment of year-end dividend are determined by our Board of Directors based on the actual financial results including consolidated net income. It also requires the approval of shareholders at the annual general meeting held in June of each year, if we propose to declare the year-end dividend. Our Board of Directors decides and submits a proposal for the year-end dividend declaration a few weeks before the annual general meeting. If the shareholders’ approval is given, dividend payments are made to shareholders of record.

The shareholders of record may sell shares after the March 31 record date with the anticipation of receiving a certain dividend payment. However, the declaration of year-end dividends is approved by our shareholders only in June, usually based upon a proposal submitted by our Board of Directors. As such, we may have announced dividend-related forecasts prior to the record date; but, in making a decision on the year-end dividend declaration, neither our shareholders nor our Board of Directors are legally bound by such forecast. Moreover, where our consolidated net income turns out to be lower than we originally forecast, we may not submit any year-end dividend proposal to the annual general meeting of shareholders.

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

See “Enhanced management system to enable sustainable growth” of “Item 4.A. History and Development of the Company” for the details of the circular transactions of certain agriculture related materials conducted by the Kyushu Branch and the South-East Asian countries-bound overseas trading irregular transactions conducted by the Performance Chemical Business Unit.

Failure to maintain adequate internal controls over financial reporting could negatively affect our reputation.

We are engaged in business activities in a variety of products and services worldwide and thus our internal control over financial reporting needs to be established for numerous transaction patterns. We may be unable to maintain adequate internal control over financial reporting, and thus not be able to assert that our internal control over financial reporting is effective. This could adversely affect the capital market’s perception of us and may cause negative market reactions.

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

Also during the 1970s, we entered into new industries. For example, in 1971 we established Mitsui Leasing & Development, Ltd. (currently JA Mitsui Leasing, Ltd.), our associated company in the leasing industry, and in 1972 we purchased an equity interest in Mikuni Coca-Cola Bottling Co., Ltd. in the beverage industry.

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

While having been participating in the development of natural resources since the 1960s such as oil, gas and iron and steel raw materials, we reinforced those activities in recent years. In the oil and gas area, we made final investment decision (“FID”) of Sakhalin II project phase 1 in 1997 and FID of the phase 2 in 2003. In 2004, we also acquired a 40% ownership interest in oil production license and exploration permit located in the North West Shelf area in Australia, including those of Enfield and Vincent oil fields. In the steel raw material area, we purchased an ownership interest in Valepar S.A., the controlling shareholder of Vale. S.A. (the former “Companhia Vale do Rio Doce”, which has been renamed legally effective May 22, 2009) in 2003.

Medium-Term Management Outlook Announced in May 2006

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

For further information, including the development of investing activities for the years ended March 31, 2009 and 2008, also see “Item 5.B. Liquidity and Capital Resources.”

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

Enhanced management system to enable sustainable growth

Under our revised corporate staff organization we are pursuing an efficient risk management approach. We are strengthening our corporate governance system and internal controls framework, such as by increasing external directors and external corporate auditors, and working to ensure compliance with Section 404 of the U.S. Sarbanes-Oxley Act of 2002. We are developing as a business that meets the needs of customers and society, while engaging in CSR-oriented management worthy of Mitsui, such as through engaging in environmental issues and contributing to society.

For the year ended March 31, 2009, we identified that a business division of the Kyushu Branch had been involved in circular transactions of certain agriculture related materials in the local market. In addition, in April, 2009, we identified that a large part of Indonesia and other South East Asian countries-bound overseas trading transactions conducted by a business division of Performance Chemicals Business Unit were disguised as purchase and sales transactions while in fact they did not involve any physical distribution of the merchandise.

As mentioned above, we consider the enhancement of our management system as one of the core elements of the Medium-Term Management Outlook and have been striving to thoroughly implement a system as well as enhance compliance throughout the organization. However, we fully recognize the shortfall in our internal control system and compliance enhancing activities. Compliance will therefore be reemphasized and problem awareness created not only in the organizations where the problems actually occurred, but for all the Group’s executives and employees through prompt notification conducted by the President & CEO. Furthermore, to prevent the recurrence of similar events, we will be immediately implementing more thorough on-site management, enhanced control of business-processes and plans to prevent future reoccurrence with respect to the promotion of the flexible use of human resources.

Capital Expenditures

Major expenditures and divestitures

See “Item 5.B. Liquidity and Capital Resources—Cash Flows” for the information.

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

Operating Segment	Project / Joint Venture (Country)	Partner (Operator)	Mitsui’s share	Planned Capacity(*1)	Budgeted Capital Expenditure(*2)		Investment Decision		Completion / Initial Production
Mineral & Metal Resources	Robe River Joint Venture (Australia)	Rio Tinto	33%	Iron ore export capacity at Cape Lambert from 55 to 80 million tons per annum(“Mtpa”)	US$860 (US$284)		2007		2008

				Iron ore export capacity at Cape Lambert from 80 to 180 Mtpa	A$1,200 (A$395)		2008	(*3)	End of 2012

				Mesa A/Warramboo mine, iron ore production capacity 25 Mtpa	US$901 (US$297)		2007		2010

	Mt Newman, Yandi, Mt.Goldsworthy (Australia)	BHP Billiton	7%	Iron ore production capacity from 129 to 155 Mtpa	A$2,730 (A$190)		2007		First half 2010

				Iron ore production capacity from 155 to 205 Mtpa	US$5,600 (US$396)		2008		Second half 2011

Energy	Enfield Oil Field (Australia)	Woodside Petroleum	40%	100,000 barrels oil per day(*4)	US$1,000 (US$400)	(*4)	2004		2006
	Vincent Oil Field (Australia)			100,000 barrels oil per day	US$720 (US$290)		2006		2008

	Dawson (Australia)	Anglo American	49%	Coal production capacity from 7.0 to 12.7 Mtpa	A$900 (A$440)		2004		2008

	Kestrel (Australia)	Rio Tinto	20%	Extention for new mining area, coal production capacity 6.5 Mtpa	A$1,443 (A$289)		2008		2012

(*1)	The figures of capacity or production represent 100% volume of projects.
(*2)	Millions of currency units. Figures in parenthesis show Mitsui’s budgeted expenditure.
(*3)	Approval of early funding.
(*4)	The US$1,000 million total budget represents the original development for initial production. Commercial production started in July 2006. Subsequently, some of the major production wells were shut-in due to unexpected sand production and water breakthrough on two occasions, and the joint venture conducted work-over of those wells. The work over programs were made with an additional total budget of US$390 million for the first program and were completed in 2008.

B.	Business Overview.

Throughout this section “B. Business Overview,” we describe the domicile of our subsidiaries and associated companies, in parentheses following names of those companies. For example, Mitsui Iron Ore Development, Pty. Ltd. (Australia) means that the company’s name is Mitsui Iron Ore Development, Pty. Ltd. and that it is domiciled in Australia.

Nature of Our Operations and Principal Activities

We are a general trading company engaged in a range of global business activities including worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities as a general trading company include the sale, distribution, purchase, marketing, supply of and dealing in a wide variety of products and services, as a principal or an agent, including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodities and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. Recently, we have been proactively making strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as information technology (“IT”), energy saving and environmental solutions business.

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

In addition to our Head Office, Mitsui had 12 branches and offices located in Japan and 142 branches, offices and overseas trading subsidiaries(1) located in other parts of the world as of April 1, 2009. They provide market information to each other and cooperate in developing various business opportunities.

The U.S. Department of State designates Iran, Sudan, Syria and Cuba as state sponsors of terrorism and subjects them to export controls. As a globally operating organization, we conduct business with customers in various countries including Iran, Sudan, Cuba and Syria. Our activities with customers in these states are insignificant when compared to our entire business (less than 1% of our consolidated revenues, gross profit and assets for the years ended March 31, 2009, 2008 and 2007) and do not, in our view, represent either individually or in aggregate, a material investment risk.

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

Although there is a possibility that we may broaden our business activities in Iran in the future, we currently have no plans to significantly expand our Iran-related operations and would carefully consider the commercial and other risks inherent in such transactions before expanding our activities as principal in order to manage those risks as we seek to avoid transactions that may result in material losses to our company or risks to our shareholders.

Our Sudan-related operations consist of sales of chemical raw materials such as urethanes used for the production of polyurethane foams, in which we act as an agent, where our counterparties are neither Sudanese governmental bodies nor entities engaged in oil exploration and production in the country.

Our Syria-related operations consist of sales of chemical products such as urethanes and agrochemicals (insecticides) as well as sundry goods such as photographic film and ultrasound diagnostic scanner, neither of which are designed for any military use, to non-governmental entities.

We have no sales transaction with Cuba for the years ended March 31, 2009, 2008 and 2007.

We do not have any assets or employees in Sudan, Syria and Cuba due to extremely low activity. We do not expect to significantly expand our activities with either of these countries in the foreseeable future.

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

Governmental Regulations with Respect to the Exploration and Production of Oil, Gas, and Mineral Resources

We are involved in various projects involving exploration for and production of crude oil, natural gas, iron raw materials and non-ferrous metals in many different countries in which we participate as a minority stakeholder and non-operator. These exploration and production activities are subject to a broad range of local laws and regulations, which affect virtually all aspects of these activities. Contractual arrangements in connection with our oil, gas and mining activities, such as leases, licenses and production agreements are generally entered into with a government entity or a government owned company. See “Mineral & Metal Resources Segment” and “Energy Segment” of “Products and Services and Principal Activities by Reportable Operating Segments” below.

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

Products and Services and Principal Activities by Reportable Operating Segments

For the year ended March 31, 2009, we had eleven reportable operating segments which consisted of eight products and services focused reportable operating segments and three region-focused reportable operating segments listed as below:

Our eight products and services focused operating segments were:

•	Iron & Steel Products

•	Mineral & Metal Resources

•	Machinery & Infrastructure Projects

•	Chemical

•	Energy

•	Foods & Retail

•	Consumer Service & IT

•	Logistics & Financial Markets

Our three region-focused operating segments were:

•	Americas

•	Europe, the Middle East and Africa

•	Asia Pacific

For information on the composition of our products and services focused reportable segments and region-focused reportable operating segments, also see “Item 5.A. Operating Results—Operating Results by Operating Segment.” Gross Profit, Operating Income (Loss) and Net Income (Loss) by reportable operating segment for the years ended March 31, 2009, 2008 and 2007 were as follows(1)(2)(3)(4):

Gross Profit

	In Billions, Except Percentages
	Years Ended March 31,
	2009		2008		2007
Iron & Steel Products	¥52.2	5.1%	¥61.3	6.2%	¥57.8	6.7%
Mineral & Metal Resources	119.2	11.7	95.8	9.7	111.0	12.8
Machinery & Infrastructure Projects	106.3	10.5	119.7	12.1	101.9	11.8
Chemical	80.0	7.9	100.2	10.1	95.6	11.0
Energy	272.0	26.8	219.3	22.2	123.9	14.3
Foods & Retail	82.4	8.1	81.2	8.2	81.3	9.4
Consumer Service & IT	73.7	7.3	116.7	11.8	130.0	15.0
Logistics & Financial Markets	62.1	6.1	55.1	5.6	60.5	7.0
Americas	116.0	11.4	78.5	7.9	78.3	9.0
Europe, the Middle East and Africa	22.2	2.2	26.8	2.7	25.4	2.9
Asia Pacific	26.6	2.6	33.1	3.3	30.7	3.5

Total	1,012.7	99.7	987.7	99.8	896.4	103.4

All Other	2.9	0.3	5.5	0.6	4.3	0.5
Adjustments and Eliminations	0.7	0.0	(5.1)	(0.4)	(34.4)	(3.9)

Consolidated Total	¥1,016.3	100.0%	¥988.1	100.0%	¥866.3	100.0%

Operating Income (Loss)

	In Billions, Except Percentages
	Years Ended March 31,
	2009		2008		2007
Iron & Steel Products	¥17.4	4.4%	¥25.6	6.8%	¥25.6	9.1%
Mineral & Metal Resources	104.5	26.5	79.0	21.1	91.3	32.3
Machinery & Infrastructure Projects	16.0	4.1	30.1	8.0	19.4	6.9
Chemical	24.2	6.1	42.8	11.4	36.2	12.8
Energy	214.1	54.2	172.5	46.0	81.3	28.7
Foods & Retail	19.0	4.8	16.6	4.4	10.9	3.9
Consumer Service & IT	(12.8)	(3.2)	19.0	5.1	20.3	7.2
Logistics & Financial Markets	23.8	6.0	20.9	5.6	24.2	8.6
Americas	39.0	9.9	7.3	1.9	22.0	7.8
Europe, the Middle East and Africa	(1.9)	(0.5)	1.8	0.5	2.9	1.0
Asia Pacific	(1.6)	(0.4)	7.6	2.0	9.5	3.4

Total	441.7	111.9	423.2	112.8	343.6	121.7

All Other	(2.9)	(0.7)	(1.4)	(0.4)	(4.4)	(1.6)
Adjustments and Eliminations	(44.1)	(11.2)	(47.0)	(12.4)	(56.4)	(20.1)

Consolidated Total	¥394.7	100.0%	¥374.8	100.0%	¥282.8	100.0%

*	Operating income (loss) reflects our (a) Gross Profit, (b) Selling, general and administrative expenses and (c) Provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Net Income (Loss)

	In Billions, Except Percentages
	Years Ended March 31,
	2009		2008		2007
Iron & Steel Products	¥(4.8)	(2.7)%	¥20.2	5.0%	¥20.6	6.8%
Mineral & Metal Resources	90.0	50.7	177.0	43.2	98.3	32.6
Machinery & Infrastructure Projects	21.8	12.3	34.4	8.4	33.2	11.0
Chemical	(10.2)	(5.7)	18.3	4.5	20.8	6.9
Energy	153.3	86.3	124.1	30.3	75.7	25.1
Foods & Retail	1.5	0.8	10.4	2.5	(12.3)	(4.1)
Consumer Service & IT	(31.4)	(17.7)	12.0	2.9	16.6	5.5
Logistics & Financial Markets	(14.5)	(8.2)	7.5	1.8	14.6	4.8
Americas	(7.1)	(4.0)	5.0	1.2	15.8	5.2
Europe, the Middle East and Africa	(11.5)	(6.5)	5.0	1.2	4.1	1.4
Asia Pacific	30.6	17.2	22.5	5.5	22.0	7.3

Total	217.7	122.5	436.4	106.5	309.4	102.5

All Other	6.5	3.7	(7.1)	(1.7)	5.8	1.9
Adjustments and Eliminations	(46.6)	(26.2)	(19.2)	(4.8)	(13.7)	(4.4)

Consolidated Total	¥177.6	100.0%	¥410.1	100.0%	¥301.5	100.0%

Notes:

(1)	The figures for “Consolidated Total” for the years ended March 31, 2008 and 2007 have been reclassified to conform to the change in current year presentation based on the reorganization effective April 1, 2008.
(2)	“All Other” includes business activities which primarily provide services, such as financing services, and operations services to external customers, and/or to us and associated companies.
(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of corporate departments, and eliminations of intersegment transactions.
(4)	Transfers between operating segments are made at cost plus a markup.

Iron & Steel Products Segment

The Iron & Steel Products Segment consists of one business unit, the Iron & Steel Products Business Unit, which has:

•

10 subsidiaries including Mitsui & Co. Steel Ltd. (Japan), MITSUI BUSSAN KOZAI HANBAI CO., LTD. (Japan), MBK Steel Products West Co., Ltd. (Japan), Regency Steel Asia Pte Ltd. (Singapore) and Bangkok Coil Center Co., Ltd. (Thailand); and

•	17 associated companies including Nippon Steel Trading Co., Ltd. (Japan) and Shanghai Bao-Mit Steel Distribution Co., Ltd. (China).

Gross profit and net loss for this segment for the year ended March 31, 2009 were ¥52.2 billion or 5.1% and minus ¥4.8 billion or minus 2.7% of our consolidated total, respectively.

This segment handles various iron and steel products used in a wide range of industries including the automobile, electronics, transportation, construction and energy sectors. They serve customers in these industries worldwide and provide support services for steel manufacturers. The Iron & Steel Products Segment conducts, trading, marketing, processing and distribution of:

•	steel sheet for automobile and electric appliances, steel plates for shipbuilding and heavy electric machinery, galvanized steel sheet and tin mill products;

•	steel products for oil and gas projects including OCTG and line pipe;

•	wire rod, specialty steel and bearing;

•	steel bars and other steel construction materials; and

•	semi-finished items including steel slabs to be processed into steel plate and sheet and steel billets to be processed into steel bars and wire rods.

This segment has made investments in subsidiaries and associated companies including coil centers as bases for processing and distribution; electric furnace steel makers as manufacturing bases; and steel products distribution companies. Recently, this business segment has also focused on businesses in emerging countries as below:

•

Regency Steel Asia Pte Ltd. (Singapore), a steel products wholesale subsidiary which this segment acquired in the year ended March 31, 2004, has expanded wholesale operations in the rapidly growing steel products markets in Asia enhancing the credit risk and market risk monitoring functions.

•

This segment also focuses on business opportunities in Russia and in India among other countries, by setting up joint ventures with local partners and creating our service networks such as coil centers.

In the iron and steel products business, both manufacturers and users are large-scale and sophisticated organizations. As low value added intermediation between these entities is no longer sufficient to serve their needs, this segment has developed its services based on the proprietary supply-chain network by making use of accumulated IT and logistics expertise. By working closely with manufacturers and users, we optimize distribution and inventory control, thus sharing with customers and suppliers the benefit of associated cost reductions. For example:

•

This segment has established steel service centers, galvanized steel plants and tin-plating facilities at our subsidiaries and/or joint ventures with Japanese and overseas steel makers and other local partners in order to meet the rising demand from manufacturers of automobiles, electric appliances and heavy electric machinery that have transplanted their production centers to the United States, Southeast Asia and China. The most representative case is Shanghai Bao-Mit Steel Distribution Co., Ltd. (China), a joint venture established with Shanghai Baosteel Group Corporation, a Chinese integrated steel manufacturer, in order to build a network of steel products service centers in China. Through this joint venture, this segment has been setting up supply-chain network by integrating service centers within China and improving operational efficiency and also has been actively pursuing additional investments.

•

This segment frequently draws upon the unit’s logistics expertise in delivering a wide range of materials and products in large volume under an optimized schedule along with expertise in project financing. We also take advantage of the business relationships and marketing channels of other business units in the fields of mineral and metal resources, energy, industrial plants, shipping and machinery. This enabled this segment to be involved in various industrial projects including the construction of oil and gas pipeline projects such as the Sakhalin project where we supplied the steel structure and the Western Australia offshore LNG project operated by Woodside Petroleum Ltd. where we supplied high grade steel pipe. This segment also contributed to support mining projects operated by Rio Tinto plc and Vale S.A. supplying rails for minerals transportation.

Some competitors of this segment, other Japanese trading companies, have reorganized their businesses and established new joint ventures, such as Marubeni-Itochu Steel Inc. (Japan) and Metal One Corporation (Japan) in their efforts to achieve low-cost operations through economy of scale. In contrast, this segment puts priority in efficiently leveraging business resources of other operating segments through group-wide collaborations. In order to increase competitiveness as well as pursuing strategic business opportunities, the Investment & Planning Division within this business segment, specializes in investments in steel-related enterprises, particularly joint investments in response to the needs from steel users and steel manufacturers in Japan and overseas, strengthening ties with Japanese steel makers and wholesalers through collaboration in sales of products, procurement of raw materials and equity investments. Furthermore, in the domestic market which has been already mature, this business segment concentrates on reorganizations of subsidiaries to improve their sales force and operational efficiency. For example, this business segment established Mitsui & Co. Steel Ltd. (Japan) by consolidating 4 subsidiaries for steel products in April 2008.

In July 2006, as a result of the merger between the world’s largest integrated steel manufacturers, Mittal Steel Company N.V. and Arcelor S.A., ArcelorMittal was organized. This segment has been carefully watching reorganizations in the global steel industry. An increase in steel production in newly developing countries such as China and India, as well as a decrease in demand in developed countries stemming from slow down of the economies triggered by financial crisis in the United States are ongoing in tandem, providing a definite forecast on the global supply-demand balance in the future becomes extremely difficult. Continuously offering efficient SCM services is still a key for this business segment to survive in such worldwide reorganization of steel industry.

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

This segment has:

•

9 subsidiaries, including Mitsui Iron Ore Development Pty. Ltd. (Australia), Mitsui -Itochu Iron Pty. Ltd. (Australia), Japan Collahuasi Resources B.V. (Netherlands), Mitsui Raw Materials Development Pty. Limited (Australia) and MITSUI BUSSAN METALS CO., LTD. (Japan); and

•

12 associated companies, including Valepar S.A. (Brazil), Coral Bay Nickel Corporation (The Republic of Philippines), SUMIC Nickel Netherlands B.V. (Netherlands), NIPPON AMAZON ALUMINIUM CO., LTD. (Japan) and Inner Mongolia Erdos Electric Power & Metallurgical Co., Ltd. (China).

Gross profit and net income for this segment for the year ended March 31, 2009 were ¥119.2 billion or 11.7% and ¥90.0 billion or 50.7% of our consolidated totals, respectively.

This segment is engaged in various business activities including:

•	trading, investment, logistics management and transportation services related to iron and steel raw materials, such as iron ore, metal scrap, ferro-alloys and other minerals;

•

trading, investment, logistic management and transportation of non-ferrous metal raw materials and ingots such as copper, lead, zinc, nickel, aluminium, alumina, magnesium, cobalt, titanium, other non-ferrous metals; and sales and marketing of semi-fabricated non-ferrous products such as construction materials; and

•	recycling solutions business.

In the field of iron and steel raw materials, in 1960s this segment started investments in raw materials sourcing projects based on concept of “develop-and-import”, aiming at stable procurement of those raw materials to Japan through diversified channels. Those projects are supplying raw materials to major iron and steel manufacturing countries including Japan.

The following tables provide information on investments of this segment in iron ore resource projects. For more information on its mining activities including production and reserves, See “Item 4.D. Property, Plants and Equipment—Mining Activities.”

Iron Ore Mining Activities

Joint Venture or Investee	Mitsui’s Subsidiary or Associated Company	Name of Mines	Location	Mitsui’s Percentage of Ownership	Other Major Participants and Their Percentages of Ownership
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pannawonica West West Angelas	Pilbara Region, Western Australia	33.00%	Rio Tinto Nippon Steel Sumitomo Metal Industries	53.00 10.50 3.50	% % %

Mt. Newman Joint Venture	Mitsui -Itochu Iron Pty. Ltd.	Mt. Whaleback	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Marillana Creek	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Northern (Yarrie) (Nimingarra) Area C	Pilbara Region, Western Australia	7.00%	BHP Billiton Itochu	85.00 8.00	% %

In addition, this segment has a 15% ownership interest (or 18.2% in terms of voting shares as of March 31, 2009), of Valepar S.A. (Brazil), the controlling shareholder of Vale S.A. (the former “Companhia Vale do Rio Doce”, which has been renamed legally effective May 22, 2009) in Brazil. Vale S.A. is a mining enterprise with operations that include mining of iron ore and other raw non-ferrous metals. This segment purchased the ownership interest in Valepar S.A. in September 2003. In July 2008, Vale S.A. made a public offering of its shares. Valepar S.A. maintained the current controlling ownership at Vale S.A. by exercising its priority subscription rights, and Mitsui contributed to Valepar S.A. on a pro rata basis. Mitsui’s investment amount was ¥78.4 billion.

In April 2007, this segment sold its entire stake in Sesa Goa Limited, Indian iron ore producer.

Iron ore mining businesses remain our core business, and continue to focus on investments for the enhancement of production capacity and operational efficiency in existing mining operations. Our equity production tonnage is expected to be increasing in accordance with an increase in demand of the newly developing countries in a mid- and long-term despite the fact that iron ore demand temporarily stagnates worldwide, including China, the world largest crude steel producer, due to the current economic slow down triggered by the financial crisis in the United States. Regarding further information and discussion on development of this segment’s iron ore mining projects, see “Item 4.A. History and Development of the Company— Capital Expenditure”, “Item 5.A. Operating Results—Operating Results by Operating Segment—Mineral & Metal Resources Segment” and “Item 5.B. Liquidity and Capital Resources—Investment Plans and Financial policies of the Medium Term Management Outlook”.

Revenues from iron ore producing activities account for a significant portion of this segment. The table below sets forth the break down of revenues of the Mineral & Metal Resources Segment.

	Revenues
	Billions of Yen
	Revenues from Sales of Products		Revenues from Sales of Services and Other Sales
Years Ended March 31,	Revenues from Iron Ore Producing Activities	Revenues from Sales of Other Products(*)	Commissions and Trading Margins on Intermediary Services and Other	Total Revenues
2009	¥169.5	¥224.1	¥13.8	¥407.4
2008	116.8	159.2	16.7	292.7
2007	86.4	148.7	26.1	261.2

(*)	Revenues from sales of other products mainly consist of sales of scrap metals and non-ferrous metals such as copper and aluminum. This segment reports no revenues from mineral producing activities other than iron ore producing activities.

This segment recognizes metal recycling as industrial solutions to environmental problems, and has set recycling business as one of its key businesses. In Japan, Mitsui Bussan Raw Materials Development Corporation (Japan), which had operated a metal recycling business, was merged in April 2008 with a former non-ferrous metal trading subsidiary Mitsui Bussan Metals Sales Co., Ltd. (Japan), to form Mitsui Bussan Metals Co., Ltd., which engages in wide range of products and services in metal resources, recycling and non-ferrous metal products.

In addition, in June 2007, this segment acquired 19.9% of the issued ordinary shares of Sims Group Limited (Australia), a metal scrap recycler with worldwide operating bases in Australia and Europe as well as in North America, its main operating zone. In March 2008, Sims Group Limited merged with Metal Management, Inc, a United States recycler and changed its name to Sims Metal Management Ltd. in November 2008. This segment’s ownership interest was diluted due to the merger, and subsequently the segment acquired additional shares, having a 19.9% ownership interest in Sims Metal Management, Inc. as of March 31, 2009. Mitsui and Sims Metal Management Ltd. seek opportunities for a joint recycling solutions business in Japan and abroad.

This segment participates in a joint venture which produces Silico-Manganese in the Inner Mongolia Autonomous Region, China, with 24.5% ownership, together with Erdos Electrical Power and Metallurgical Co., Ltd. (“Erdos EPMC”) and JFE Steel Corporation, a major Japanese integrated steel manufacturer. This project started production of Silico-Manganese in July 2006 with an annual production capacity of 75,000 tons at its initial stage, and an expansion plan to double the capacity to 150,000 tons was completed in December 2008. Erdos EPMC operates four major businesses in the Inner Mongolia Autonomous Region: power generation, coal mining, ferrous alloy production and water pumping from the Yellow River. In April 2007, this segment completed the acquisition of 25% share ownership in Erdos EPMC.

This segment has been operating joint venture projects to meet the increasing demand for iron and steel raw materials in Japan and abroad. POSCO Terminal Co., Ltd. (Korea) is the representative case established in January 2003 with POSCO, an integrated steel manufacturer in Republic of Korea. It provides logistics services including bulk material transportation, storage and transshipment involving iron and steel raw materials for various customers in Asia.

In non-ferrous metals field, this segment has been engaged in trading raw materials and ingots such as copper, nickel, cobalt, aluminium, alumina and other non-ferrous metals, and also expanding our investments and participations in various non-ferrous metals mining and smelting projects to secure stable supply sources of the raw materials and ingots. For example:

•	This segment participates in Compania Minera Dona Ines de Collahuasi SCM (Chile), a mining company, in which it holds a 7.4% interest. This company commenced commercial production of its

Collahuasi copper mine in 1998, which has been developed jointly with Anglo American plc and Xstrata plc and has an annual production capacity of about 500,000 tons of copper. In addition, this segment has a 1.3% interest in Los Pelambres copper mine in Chile, whose annual production capacity is about 360,000 tons of copper per annum.

•

This segment participates in a nickel-cobalt smelting project named Coral Bay in the Rio Tuba area in the Republic of Philippines which has been developed jointly with Sumitomo Metal Mining Co., Ltd., Sojitz Corporation and a local partner. This project started commercial production of nickel-cobalt mixed sulfide in April 2005 using a high-pressure acid leaching process, an advanced processing technology for nickel production, and is operating at its design capacity (10,000 ton Nickel content and 750 ton cobalt content per annum) after March 2006. In February 2007, we decided to participate in the expansion plan for the second production line to double the production capacity. The production capacity as of March 2009 is 22,000 ton Nickel content and 1,400 ton cobalt content per annum. In April 2005, this segment, jointly with Sumitomo Metal Mining Co., Ltd., concluded an agreement for participation in the Goro Nickel Project in New Caledonia, which has been developed by former Inco Limited, (currently called as Vale Inco Ltd.). This project is expected to start its commercial production in the 2nd half of 2009 and to produce in total about 60,000 tons of nickel and about 5,000 tons of cobalt per annum eventually.

•

This segment has a 15.0% interest in NIPPON AMAZON ALUMINUM CO., LTD. (Japan) which has invested in aluminum smelting and alumina refining business in Brazil. While this segment withdrew from Mitalco Inc., an aluminium smelting operation in the United States in June 2006, we recognize that aluminium continues to be a significant material and pursue relevant business opportunities.

•

This segment established a special department for rare metals which underpin high-tech industries. The segment has been studying development and undertaking feasibility studies of various rare metal projects.

Machinery & Infrastructure Projects Segment

The Machinery & Infrastructure Projects Segment consists of three business units, the Infrastructure Projects Business Unit, the Motor Vehicles Business Unit and the Marine & Aerospace Business Unit.

Gross profit and net income for this segment for the year ended March 31, 2009 were ¥106.3 billion or 10.5% and ¥21.8 billion or 12.3% of our consolidated totals, respectively.

The Machinery & Infrastructure Projects Segment holds 69 subsidiaries, including:

•

MBK Project Holdings Ltd. (Japan), Mitsui & Co. Plant Systems, Ltd. (Japan), Mitsui Power Ventures Limited (United Kingdom), MIT POWER CANADA LP INC. (Canada), Mitsui Renewable Energy Europe Limited (United Kingdom), Mitsui Rail Capital Holdings, Inc. (United States), Mitsui Rail Capital Europe B.V. (Netherlands), Mitsui Rail Capital Participacoes Ltda. (Brazil), MITSUI GAS E ENERGIA DO BRASIL LTDA. (Brazil), Cactus Energy Investment B.V. (Netherlands), Drillship Investment B.V. (Netherlands), Mitsui Water Holdings (Thailand) Ltd. (Thailand), Atlatec Holdings, S.A. de C.V. (Mexico) and Tokyo International Air Cargo Terminal Ltd. (Japan) in the Infrastructure Projects Business Unit;

•

Toyota Chile S.A. (Chile), Mitsui Automotive North America Inc. (United States), Mitsui Automotive Europe B.V. (Netherlands), Mitsui Automotive CIS Investment B.V. (Netherlands), PT. Bussan Auto Finance (Indonesia), Mitsiam Motors Co., Ltd. (Thailand), and Komatsu-Mitsui Maquinarias Peru S.A. (Peru) in the Motor Vehicles Business Unit; and

•	Lepta Shipping Co., Ltd. (Liberia), Clio Marine Inc. (Liberia), Orient Marine Co., Ltd. (Japan) and Mitsui Bussan Aerospace Co., Ltd. (Japan) in the Marine & Aerospace Business Unit.

Additionally it has 69 associated companies such as:

•

Toyo Engineering Corporation (Japan), IPM Eagle LLP (United Kingdom), IPM (UK) Power Holdings Limited (Gibraltar), P.T. Paiton Energy (Indonesia), Compania de Generacion Valladolid S. de R.L. de C.V. (Mexico) and AES JORDAN HOLDCO, LTD. (Cayman Islands) in the Infrastructure Projects Business Unit; and

•

Toyota Canada Inc. (Canada), Penske Automotive Group, Inc. (United States), PT. Yamaha Indonesia Motor Manufacturing (Indonesia) and Komatsu Australia Pty. Ltd. (Australia) in the Motor Vehicles Business Unit.

Infrastructure Projects Business Unit

The business activities of the Infrastructure Projects Business Unit together with 30 subsidiaries and 19 associated companies cover a wide range of involvement in project development, construction, business operations and management, implementation and related services, including:

•	electric power projects such as power plants, power transmission and substation facilities;

•	energy related infrastructure projects such as oil and gas development, oil refineries, LNG receiving facilities and pipelines;

•	water supply projects such as seawater desalination plants, wastewater processing facilities and water supply and sewerage facilities;

•	railway transportation-related business such as rolling stock and railway facilities and systems;

•	social infrastructure projects such as construction of airport, port, road and other public facilities;

•	basic industry projects such as iron, non-ferrous metals and chemical plants; and

•	environment-related projects such as waste disposal and recycling plants.

This business unit is undertaking various projects that may stimulate economic growth in developing countries and countries rich in natural resources. In response to their needs, they apply their project engineering capabilities including expert knowledge in financing, logistics, taxation and legal affairs. This business unit often arranges financing for projects by international financial institutions and export credit agencies worldwide.

The following are examples of the types of projects and the activities in which this business unit renders services, mainly as an agent in securing the contract, arranging financing and executing the contract:

•

In the Commonwealth of Independent States (“CIS”), including Russia, the Middle East, Brazil and Indonesia, they have been engaged in the structuring and the arrangement of debt and equity project financing for various natural gas and/or oil projects, together with export credit agencies and commercial banks.

•

This business unit has acted as the Engineering, Procurement and Construction (“EPC”) contractor for the construction of infrastructure facilities including power plants, various oil and gas production facilities and petrochemical plants in which they have procured manufacturing equipment from Japanese and overseas subcontractors and have administered implementation of the projects under construction.

•

For the Taiwan High Speed Rail project, they are the commercial leader of a consortium consisting of Japanese railway car manufacturers and general trading companies, which supplied rolling stock and transportation facilities.

In addition to the conventional EPC approach of acting as an intermediary between project owners and sub-contractors, this business unit is increasing activities which often involve arrangement of sophisticated financing schemes, business operations and management through equity participation, and operation and maintenance of plant and facilities after their construction completion. Based on this concept, the unit has been proactively investing in several types of infrastructure projects. In particular, independent power producer (“IPP”) business overseas lies as a core domain. Most of these IPP projects operate under long term power sales contracts with users such as state-owned electricity companies, which enable them to forecast stable returns.

•

IPM Eagle LLP (United Kingdom), which this business unit established jointly with International Power plc, is the core operation of our overseas power producing businesses. In December 2004, they, together with International Power plc, purchased the international power generation portfolio (eight power plants in Europe, Australia and Asia in total, 3,725 megawatts, as of March 2009) of Edison Mission Energy. Since then, IPM Eagle LLP has held and managed these power generation businesses. In July 2005, IPM Eagle LLP acquired the Saltend 1,200 megawatt combined cycle power plant in the United Kingdom. Furthermore, in June 2007, International Power plc and Mitsui reorganized the ownership of power generating assets in the United Kingdom. Three power generating assets formerly owned by International Power plc and two power generating assets formerly owned by IPM Eagle LLP (4,978 megawatts in total) were transferred to IPM (UK) Power Holdings Limited (Gibraltar) (ownership: International Power plc 75% and Mitsui 25%). Some of the above-mentioned projects sell electricity at wholesale on the power market, instead of supplying it under long term contracts, so that the joint ventures optimize their profit structure.

•

This business unit formed a joint venture with Calpine Corporation to construct, own and operate the 1,005 megawatt combined cycle power plants called Greenfield Energy Center LP (Canada). The joint venture started commercial operation in October 2008 based on a 20 year Clean Energy Supply contract with Ontario Power Authority, Canada.

•

This business unit has a 36.3% voting interest in P.T. Paiton Energy (Indonesia), an Indonesian power producer, which owns a 1,230 megawatt coal fired power plant at the Paiton Power Generation Complex in East Java, Indonesia. (In addition, IPM Eagle LLP owns a 44.7% voting interest.) P.T. Paiton Energy sells electricity to P.T. PLN (Persero), a government-owned electric utility company, under a long term power purchase agreement which is valid until the year 2040. P.T. Paiton Energy was originally established in 1994 by Mitsui and other partners.

Reflecting these developments, the combined power generation capacities for the unit’s equity share in various power projects as of the end of March 2009 in operation and under construction were 3,735 megawatt and 322 megawatt, respectively. As well as the above-mentioned projects, these power generation capacities included those under the operation of Umm Al Nar in the United Arab Emirates, Tarong North Power Station in Australia, Valladolid III in Mexico and Amman East in Jordan and those under construction such as Ras Laffan C in Qatar.

This business unit is also engaged in following projects:

•

Mitsui owns a 25% interest in the LNG terminal in Altamira, Mexico. The facility started operations in September 2006, providing services of receiving and regasification of LNG for the ultimate customer, Comisión Federal de Electricidad, a state power company. In addition, in March 2008 this business unit signed a service agreement with Comisión Federal de Electricidad in regards to the concession rights for construction and operation of an LNG receiving terminal in Manzanillo city. Mitsui participates in this project with a 37.5% interest. Commercial start-up is planned around in the end of 2011.

•

Mitsui owns a 26% interest in Thai Tap Water Supply Company Limited and a 25% interest in Pathum Thani Water Supply Company Limited, to supply tap water to the provincial authorities near Bangkok, Thailand under 30-year and 25-year water supply agreements, respectively. In December 2008, Mitsui, together with Toyo Engineering Corporation (Japan), an associated company of this business unit, acquired Earth Tech Mexican Holdings, S.A. de C.V. (presently renamed as Atlatec Holdings, S.A. de C.V.)(Mexico), a water and wastewater treatment engineering and construction company. The company specializes in design, construction and operation of industrial and municipal water and wastewater treatment plants and currently owns and operates water treatment facilities for Petroleos Mexicanos, a Mexican state-owned oil company, and for Queretaro State in Mexico jointly with the Americas Segment.

•

Mitsui Gas e Energia do Brasil Ltda. (Brazil), formerly named Gás Participações Ltda., which Mitsui wholly acquired in April 2006, participates in seven local gas distribution companies with a 24.5% interest in each, with other shareholders, Petrobras Gas S.A., and the respective state governments in Brazil.

•

In June 2008, Mitsui and Petróleo Brasileiro S.A. (“Petrobras”), a Brazilian state owned oil company, agreed to start deepwater drilling services with an ultra-deepwater drillship. P & M Drilling International B.V. (Netherlands), an operating vehicle company established in equal shares by Mitsui and Petrobras, will own a drillship scheduled to be delivered in the second half of 2009, and engage in leasing for an operator, who will in turn provide the services with Petrobras. This business unit is proceeding with the project together with the Marine & Aerospace Business Unit.

This business unit runs rolling stock leasing businesses providing relevant maintenance and management services.

•

In North America, Mitsui Rail Capital, LLC. (United States) engages in operating leasing of freight cars for railway companies and logistic management and maintenance service of freight cars for coal transportation to power companies.

•	In Brazil, Mitsui Rail Capital Participacoes Ltda. engages in finance leasing of freight cars for major grain shippers and railroad companies.

•	In Europe, Mitsui Rail Capital Europe B.V. (Netherlands) and its subsidiary, MRCE Dispolok GmbH (Germany), engage in operating leasing of locomotives in Europe.

Also, this business unit is engaged in the construction of wind power and photovoltaic power facilities and other environment-related projects such as greenhouse gas emission reduction project.

Our major competitors include other Japanese general trading companies, international financial institutions, global engineering companies, general contractors, multi-national IPP’s and investment funds. Those competitors, however, can be important partners in some cases.

Motor Vehicle Business Unit

The Motor vehicle Business Unit, together with 26 subsidiaries and 20 associated companies, is engaged in the following business activities:

•	import and export, assembly and manufacturing, distribution and dealership of motor vehicles, motor cycles and their parts, and retail finance; and

•	trading of industrial machinery including mining and construction equipment, production equipment and machine tools.

This business unit has a long track record of exporting and marketing Japanese automobiles and has developed networks of our subsidiaries and associated companies as import wholesalers, dealers and assembler for Japanese vehicles in many regions of the world. For example, we have been exporting Toyota and motor vehicles of other Japanese manufacturers to various countries worldwide including Canada (Toyota), Chile (Toyota), Peru (Toyota), Italy (Subaru), Germany (Subaru), Thailand (Hino) and Malaysia (Daihatsu).

In recent years, the relocation of Japan’s automobile production sites from domestic locations to overseas has been accelerating, and we have diversified our activities to cope with such trend by allocating our financial and human resources strategically to prioritized areas of our motor vehicles business worldwide, such as logistics services for manufacturing components, retail operations and retail finance. For example:

•	This business unit has operated our subsidiary PT. Bussan Auto Finance (Indonesia), a retail finance company for Yamaha motorcycles since 1997;

•

This business unit has ownership in Penske Automotive Group, Inc., an automobile dealership group in the United States, with a 17.0% voting share. By combining what they learned from our involvement in Penske Automotive Group, Inc. with their knowledge of the global market, this business unit continues to explore other opportunities to expand into retail dealership operations in developing markets such as Russia, China and India;

•	This business unit has been handling the logistics operations of automobile parts for some of Toyota’s manufacturing operations in North America, Europe, India and China; and

•

We acquired a 19.1% voting share in ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts for major automakers in January 2007. Subsequently, ASAHI TEC CORPORATION increased the capital by receiving the funds from RHJ International SA, its largest shareholder, in order for ASAHI TECH CORPORTION to strengthen the financial standing of Metaldyne Corporation, which is its wholly owned subsidiary in the United States supplying automotive parts for the three major manufacturing companies in the country. As a result of the capital increase, this business unit’s voting share was diluted to 11.9% as of the end of March 2009.

In this business unit’s construction machinery and industrial system businesses, it has been acquiring and establishing distributors and dealers in major overseas markets, in order to respond growing worldwide demand to these products. In Australia, Komatsu Australia Pty Ltd. (Australia), an associated company, is engaged in distribution of construction machinery and mining equipment such as off-road mining dump trucks and hydraulic excavators, while another associated company, Komatsu Australia Corporate Finance Pty Ltd. is engaged in leasing of these equipments. This business unit has also extended these businesses in other regions, through Road Machinery, LLC (United States) acquired in 2005 and KOMEK Machinery LLC (Russia) acquired in 2006. They are also engaged in trading and distribution of high-precision machine tools, manufacturing equipment and control systems supplied by Japanese manufacturers. Jointly with Mori Seiki Co., Ltd, they acquired Ellison Technologies, Inc. (United States) in 2007. Both of Road Machinery, LLC and Ellison Technologies, Inc. were acquired jointly with the Americas Segment and this business unit was mainly controlling the companies. Effective April 2008, such control was transferred to the Americas Segment in order to put more importance on the regional business strategy than on merchandise oriented strategy keeping this business unit’s ownership interests in both companies.

Marine & Aerospace Business Unit

The Marine & Aerospace Business Unit, together with 13 subsidiaries and 30 associated companies, is engaged in the following business activities:

•

sales, marketing and intermediary service of cargo vessels, tankers, container vessels, refrigerator vessels, automobile carriers, LNG and LPG carriers, Floating Storage and Offloading (“FSO”) and Floating Production, Storage and Offloading (“FPSO”) facilities as well as owning and operating, leasing and financing for these vessels and facilities, ship management services, an intermediary service for chartering vessels and sales of second hand vessels, and marketing equipment for vessels; and

•

marketing and sales of passenger aircraft and cargo aircraft, helicopters, aircraft engine, defense-related equipment and aerospace systems, leasing of passenger aircraft and cargo aircraft and aircraft engines.

The vessel and marine project related activities include marketing newly built vessels (mainly commercial vessels) to ship owners and shipping firms in Japan and overseas, ship management services, acting as broker for chartering vessels and for the sale and purchase of second hand vessels, and marketing equipment for vessels to shipbuilding companies.

This business unit is engaged in energy-related marine projects, including joint ownership and operation of LNG vessels, and joint ownership and operations management of FSO and FPSO facilities. In addition, this business unit arranges various types of financing for our customers and/or those projects, such as syndicated loans involving international financial institutions for large scale transactions. We also provide direct loans to some of our clients.

The following are recent developments in energy-related marine projects businesses:

•

In December 2007, Mitsui, NYK Bulkship (Europe) Ltd. and Teekay Corporation in a three company consortium, entered into a contract for the long term charter of four new LNG vessels from the Angola LNG Project, which is developed by Chevron, Angola national oil company Sonangol and others.

•

Together with the Infrastructure Projects Business Unit, this business unit set up a joint venture with Petrobras in Brazil, which owns drill ships for sub sea oil field development. This business unit arranged the building and chartering contracts of the drill ships.

In addition, this business unit owns and operates various vessels, by itself or jointly with trusted partners.

In aerospace systems related activities, the business unit provides and arranges operating leases and finance leases of passenger aircraft and cargo aircraft and aircraft engines to airlines in Japan and overseas. This business unit is also engaged in the import and sale of passenger aircraft, cargo aircraft, aircraft engines, helicopters and defense-related equipment, including passenger aircraft of Airbus S.A.S. of France and helicopters of Bell Helicopter Textron, Inc. of the United States. In March 2008, Mitsui acquired non-voting preferred shares in Japan Airline Corporation (“JAL”), convertible into common shares, for ¥20.0 billion. Mitsui believes this acquisition will contribute to the reinforcement of JAL’s business infrastructure such as renovation of its aircraft fleet and through this transaction, Mitsui envisages developing new business with JAL in future.

Chemical Segment

The Chemical Segment consists of the First Chemicals Business Unit and the Second Chemicals Business Unit. In April 2009, in order to efficiently cope with the restructuring of the chemical industry globally, Mitsui has re-grouped its Chemical Segment and formed Basic Chemicals Business Unit and Performance Chemicals Business Unit.

Gross profit and net loss for this segment for the year ended March 31, 2009 were ¥80 billion or 7.9% and minus ¥10.2 billion or minus 5.7% of our consolidated totals, respectively.

The Chemical Segment has 21 subsidiaries, including:

•

P.T. Kaltim Pasifik Amoniak (Indonesia), Japan-Arabia Methanol Company Ltd. (Japan), MITSUI BUSSAN SOLVENT & COATING CO., LTD. (Japan), Mitsui AgriScience International SA/NV (Belgium), Mitsui Bussan Agro Business Co., Ltd. (Japan) and DAIICHI TANKER CO., LTD. (Japan) in the First Chemicals Business Unit; and

•

Mitsui Bussan Plastics Trade Co., Ltd. (Japan), Daito Chemical Industries, Ltd. (Japan), Shark Bay Salt Pty. Ltd. (Australia) and Mitsui Electronics SCM (China) Co., Ltd. (Hong Kong, China) in the Second Chemicals Business Unit.

It also has 28 associated companies.

First Chemicals Business Unit

Together with 10 subsidiaries and 11 associated companies, the First Chemicals Business Unit is engaged in trade, sales, distribution and production of the following commodities and related activities:

•	Petrochemical businesses

—	Natural gas chemicals: methanol, ammonia

—	Chlor-Alkali: Ethylene Dichloride (“EDC”), Vinyl Chloride Monomer (“VCM”), caustic soda, polyurethanes

—	Basic petrochemicals: olefins, aromatics, Styrene Monomer (“SM”)

—	Petrochemicals & fiber intermediates: Para-Xylene (“PX”), Purified Terephthalic Acid (“PTA”), Monoethylene Glycol (“MEG”), Acrylonitrile (“AN”), acetic acid.

—	Industrial chemicals: phenol, acetone, bisphenol A, Methyl Methacrylate (“MMA”), nylon, acrylates intermediates

•	Specialty chemical businesses

—	Detergent intermediates and oleochemicals, colors & functional chemicals, rosin, aroma chemicals

•	Agri science businesses

—	Crop protection chemicals (herbicide, insecticide, fungicide, intermediates for these chemicals), feed additives

•	Fertilizer businesses

—	Urea, ammonium sulfate, phosphate rock, diammonium phosphate, fused magnesium phosphate, potash

In petrochemical products areas, the unit’s main activities is trading of the above-mentioned products in Japan and worldwide through extensive business relationships with customers and suppliers such as Mitsui Chemicals, Inc., Toray Industries, Inc., Tosoh Corporation, Dow Chemical Company, BP p.l.c., and Bayer Aktiengesellschaft.

This business unit has invested in manufacturing operations and logistic facilities such as:

•

a 19.3% equity share in a joint venture, International Methanol Company (Saudi Arabia), which commenced commercial operation with a production capacity of 1 million tons per annum of methanol at the end of 2004;

•	an ammonia producing subsidiary, P.T. Kaltim Pasifik Amoniak (Indonesia), which has a production capacity of 0.7 million tons per annum of ammonia; and

•	tank terminals in Ningbo, China; Bangkok, Thailand; Johor, Malaysia; and Merak, Indonesia; and

•	a subsidiary and parcel chemical tanker operator DAIICHI TANKER CO., LTD. (Japan), which runs a fleet of owned and chartered ships serving its customers.

This business unit has been successful in earning revenues by increasing market share in basic petrochemicals such as olefins and aromatics. Moreover, the latent steady growth of demand for petrochemicals in the world, particularly in China and other Asian countries, would be earnings driver for this unit despite the deceleration in demand caused by recent economic slow down.

During the past several years, most worldwide petrochemical companies have been struggling to survive through drastic restructurings of their sales structures as well as mergers and acquisitions in order to cope with the changes in the market structure of petrochemical products including increasing demand from China and other Asian countries, rising material costs reflecting higher crude oil prices and shifting in olefin production to the Middle East using cost-effective natural gas. In these operating environments, they believe that they remain competitive with other competitors and plan to strengthen our market position by expanding our trade volume and market share. This business unit’s sales channels to various customers in diverse geographic areas enable them to make geographical and/or time swap arrangements. Its global logistics services network functions as a competitive advantage over other competitors in gaining more business transactions.

In Japan, MITSUI BUSSAN SOLVENT & COATING CO., LTD. (Japan) and Bussan Chemicals Co., Ltd. merged to form Mitsui Bussan Chemicals Co., Ltd. in April 2009, for the purpose of sales enhancement and efficient business operations.

In agri science business, this business unit has extended the distribution of agricultural chemical products worldwide through subsidiaries such as Mitsui AgriScience International SA/NV (Belgium).

In fertilizer business, this business unit is engaged in import, export and offshore transactions involving various types of fertilizers, fertilizer raw materials and phosphoric acid derivatives.

Second Chemicals Business Unit

The Second Chemicals Business Unit has 11 subsidiaries and 17 associated companies and is engaged in sales, trade, distribution and production of the following commodities and related activities:

•	Inorganic chemical business

—	basic inorganic materials such as sulfur, sulfuric acid, salt, titanium ore and iodine

—	inorganic products such as soda ash, caustic soda, catalyst, industrial gas and titanium oxide

•	Plastics business

—	electronics materials such as electrolytic copper foil, optical fiber, and high-purity chemicals employed in semiconductor production

—	plastic materials and products such as polyvinyl chloride, elastomers, polyolefin, ABS resin, engineering plastics, polystyrene, plastic food containers, wrapping materials, industrial films and carbon fiber

—	additives of plastic such as elasticizer, stabilizer and pigment

—	SCM related businesses for production and distribution of office automation equipment, cell phone and electric appliances

—	photovoltaic power related business for distribution of silicon materials, solar module components and solar modules and procurement and delivery of photovoltaic power generation systems

In the inorganic raw materials field, this business unit operates logistics systems for various industries in Japan and overseas. For example, this business unit exports sulfur, a byproduct of petroleum refining, to Asian countries, by operating specialized tankers.

In order to overcome various unfavorable economic conditions such as depletion in the supply of mineral resources or an increase in acquisition cost of raw materials from our existing suppliers, this business unit has been seeking opportunities to participate in new supply sources. They reallocated resources by restructuring logistics operations, and built up our capabilities in sulfur, soda ash, and fiberglass materials in Asia, primarily in China.

While this business unit has been expanding the logistics network of their salt business in China which complements their existing sea salt joint venture business in Shark Bay, Australia, Mitsui acquired a major share in the Onslow salt field in Australia in August 2006. As a result, this business unit’s annual salt production capacity increased to 3.8 million tons, which enable them to secure a stable supply for the chlor-alkali industry in Japan and other Asian countries.

This business unit established Renewable Energy Division in June 2008 to expand the solar power related business looking down at the entire value chain of the business. We transferred solar related business of the IT Business Unit into this business unit which has been dealing with photovoltaic materials and modules. This business unit aims to collaborate with the Infrastructure Projects Business Unit which is in charge of IPP and other business units in the photovoltaic power generation related areas.

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

In Japan, three sales subsidiaries merged to form Mitsui Bussan Plastics Trade Co., Ltd. in April 2008, for the purpose of sales enhancement and efficient business operations.

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

Gross profit and net income for this segment for the year ended March 31, 2009 were ¥272.0 billion or 26.8% and ¥153.3 billion or 86.3% of our consolidated totals, respectively.

This segment has:

•

31 subsidiaries, including Mitsui E&P Australia Pty Limited (Australia), Mitsui E&P Middle East B.V. (Netherlands), Mitsui Oil Exploration Co., Ltd. (Japan), MitEnergy Upstream LLC (United States), Mitsui Gas Development Qatar B.V. (Netherlands), Mitsui Sakhalin Holdings B.V. (Netherlands), Mitsui Coal Holdings Pty. Ltd. (Australia), Mitsui Oil (Asia) Hong Kong Limited (Hong Kong, China), Mitsui Oil Co., Ltd. (Japan), Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan) ; and

•	6 associated companies, including Japan Australia LNG (MIMI) Pty. Ltd. (Australia), United Petroleum Development Co., Ltd. (Japan) and BHP Mitsui Coal Pty. Ltd. (Australia)

Energy Business Unit I is engaged in:

•	Exploration and production of oil and gas, coal, uranium and other energy resources;

•	Trading of oil, petroleum products, coal, uranium and other energy resources;

•	Petroleum refining and marketing of gasoline, liquefied petroleum gas (“LPG”) and other petroleum products in the Japanese domestic market; and

•	Development of carbon credit business, biomass ethanol business and other next generation energy sources.

Energy Business Unit II is engaged in:

•	Development of liquefied natural gas (“LNG”) projects;

•	Trading of LNG; and

•	Development of new gas commercialization technology (natural gas hydrate etc.).

The Energy Segment is engaged in various LNG, natural gas and oil development projects which require long lead time for their development and implementation. We are involved in the following six LNG projects currently in operation:

•	Abu Dhabi Gas Liquefaction Limited, in which we hold 15% interest in natural gas liquefaction and LNG exporting activities, and which has some 5.6 million tons per annum LNG production capacity;

•

Northwest Shelf JV (“NWS JV”) in Australia, in which we hold 8.3% interest in natural gas production and liquefaction and LNG exporting activities, and which has some 16.3 million tons per annum production capacity;

•

Qatar Liquefied Gas Company Ltd., in which we hold 7.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 9.6 million tons per annum production capacity. We also hold 1.5% interest in Qatar Liquefied Gas Company Ltd. 3, which is expected to start production in mid 2010 with some 7.8 million tons per annum production capacity;

•	Oman LNG L.L.C., in which we hold 2.8% interest in natural gas liquefaction and LNG exporting activities, and which has some 7.1 million tons per annum production capacity; and

•	Equatorial Guinea LNG Company, S.A., in which we hold 8.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 3.4 million tons per annum production capacity; and

•

Sakhalin Energy Investment Company Ltd., in which we hold 12.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 9.6 million tons per annum production capacity and started commercial production in February 2009.

Under long term contracts, the NWS JV supplies most of its LNG output to Japanese electricity and gas utility companies. In addition, in May 2006, the JV started LNG supply to China, via Guangdong LNG terminal. Also, the JV started the production at the fifth LNG processing train in September 2008 following the production start-up of the fourth LNG processing train in 2004. The capacity of the fifth train is 4.4 million tons per annum. An “LNG processing train” is a set of facilities in a liquefaction plant to produce LNG from natural gas.

As for Sakhalin II project, Sakhalin Energy Investment Company Ltd. (“SEIC”) had started half-year oil production since 1999 at the Molikpaq offshore platform installed in the Astokhskoye field, off the Sakhalin Island since 1999 as the first stage of the project. In May 2003, as the second stage of the project, the full-field development of Piltun-Astokhskoye oil field, aimed for year-round crude oil production, and the Lunskoye gas field aimed for LNG production commenced. In April 2007, Mitsui, Royal Dutch Shell plc (“Shell”) and Mitsubishi Corporation (“Mitsubishi”) signed a Sale and Purchase Agreement with OAO Gazprom (“Gazprom”) to transfer their shares in SEIC to Gazprom. After the share transfer, shareholders of SEIC are consist of Gazprom (50% plus 1 share), Shell (27.5% minus 1 share), Mitsui (12.5%) and Mitsubishi (10%). The total sale price was US$7.45 billion, and Mitsui’s proportionate share was US$1,862.5 million. In December 2008, the year-round crude oil production started and, based on the long term sale and purchase agreements, LNG shipment commenced in March 2009. The peak crude oil production is expected to reach 150 thousand barrels per day and annual LNG production capacity is about 9.6 million tons. Virtually most of the LNG production capacity was sold under the long term sale and purchase agreements with customers in Japan, Korea and US West Coast, including buyers’ optional volume. Mitsui, as the shareholder of SEIC, will make every effort to achieve and maintain the stable production and to further develop the project together with other shareholders, Gazprom, Shell and Mitsubishi.

This segment holds interests in other LNG projects which are under construction. Through our subsidiary, Overseas Petroleum Corporation (Japan), we own 2.3% interest in the Tangguh LNG project in Indonesia, which is expected to start production in 2009 with production capacity being 7.6 million tons per annum.

With respect to our LNG related operations, this segment has entered into various long term sales contracts, based on “take or pay” conditions, with customers such as Japanese utility companies. This segment believes the worldwide LNG business has been undergoing gradual structural changes since the late 1990s as follows:

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

•	In response to the needs of LNG buyers, the LNG spot market has been expanding, whereby the percentage of spot trades in worldwide LNG contracts rose to 18% in 2008 from 1.3% in 1992.

•

In addition to the traditional core LNG markets in Japan, new markets have been emerging in countries such as China and India due to increasing demand for electricity. Despite the setback in tight supply-demand balance due to the recent recession of the economy, the LNG market is expected to develop worldwide considering the sizable economies of these countries and the increasing popularity of LNG as a “clean energy” source.

Identifying, exploring and developing oil and gas reserve prospects are key factors to success for the Energy Segment. The principal strategic regions for this business are Oceania, Southeast Asia, the Middle East and North America.

Oceania

The development and production projects of offshore oil fields of Enfield and the Vincent in which Mitsui E&P Australia Pty Limited (Australia) has participating interests are the core projects of this segment in terms of capital expenditures including cost of mineral right, exploration, and development next to the Sakhalin II project.

In March 2004, Mitsui E&P Australia Pty Limited acquired a 40% interest in each of WA-28-L and exploration block WA-271-P located in the North West Shelf area in Australia, which together contained three undeveloped oil fields, Enfield, Vincent, and Laverda. Commercial production from Enfield oil field started in July 2006. Subsequently, some of the major production wells were shut-in due to unexpected sand production and water breakthrough on two occasions, and the joint venture conducted work-over of those wells. The average production rate during January to March 2009 period was approximately 42,000 barrels per day. At the same time, Mitsui E&P Australia Pty Limited reached final investment decision for Vincent oil field, adjacent to Enfield oil field, in March 2006 with total development cost of approximately US$720 million. Vincent started commercial production in August 2008 and the average production rate during January to March 2009 period was approximately 30,000 barrels per day.

Mitsui E&P Australia Pty Limited owns 35% interest in Tui area oil field offshore North Island of New Zealand. Commercial production of Tui area oil project started in July 2007. It also owns interest in Casino gas & condensate field offshore South Australia which started commercial production in February 2006.

In June 2007, Wandoo Petroleum Pty. Ltd. sold its entire Australian upstream oil and gas producing assets, including Cliff Head oil field offshore Western Australia and Yolla gas & condensate field, offshore Victoria.

Southeast Asia

Mitsui Oil Exploration Co., Ltd. (Japan) has been actively engaged in oil and natural gas exploration, development and production projects in Thailand and neighboring Southeast Asian countries as well as in the Middle East. In June 2005, Mitsui Oil Exploration Co., Ltd. acquired assets in offshore Thailand, 46.3% interest in the B8/32 Concession and the adjacent Block 9A Concession, jointly with a partner in Thailand. The purchase price was US$820 million, and Mitsui Oil Exploration Co., Ltd. acquired approximately 40% share. In October 2007, Mitsui Oil Exploration Co., Ltd. and its co-concessionaires agreed with the Thai Ministry of Energy to extend the production period of four offshore blocks (Block No. 10—13) in the Gulf of Thailand to 2022. Together with Mitsui Oil Exploration Co., Ltd., Energy Segment continues putting a high priority on expanding our oil and gas equity reserves. In March 2006, Mitsui agreed with Mitsui Engineering & Shipping Co., Ltd. to purchase 6% of the total issued shares of Mitsui Oil Exploration Co., Ltd. of which Mitsui held a 44.4% share prior to concluding the agreement. As a result of the transactions, Mitsui Oil Exploration Co., Ltd. became a subsidiary of Mitsui with a 50.3% voting share. As of March 31, 2009, Mitsui’s ownership interest is 53.0%, reflecting additional share purchase transactions.

Middle East

In Oman, Mitsui E&P Middle East B.V. (Netherlands) has 35% participating interests in the Block 27 oil fields which started commercial production in June 2006 and the Block 9 oil fields in production.

North America

In April 2006, MitEnergy Upstream LLC (United States) was established by Mitsui, Mitsui & Co. (U.S.A.) Inc. and Mitsui Oil Exploration Co., Ltd., to acquire 50% share of an undivided interest in oil and gas leasehold assets of Pogo Producing Company located offshore in the Gulf of Mexico. The purchase price was approximately US$500 million. More than half of the total 50 blocks had been producing oil and gas until a hurricane hit the Gulf of Mexico in September 2008. The hurricane caused damage to part of the facilities. MitEnergy produced an approximate daily production of 7,000 barrels of oil equivalent in March 2009, which is equivalent to 70% of the production level before the hurricane hit.

In addition, seeking to replenish and enhance our oil and gas reserves, we are engaged in exploration activities in the above-mentioned regions as well as Mozambique, Namibia and Ghana. We also are currently seeking unconventional development of oil and gas resources, such as oil sands in Canada and oil shale in the US.

As a result of the above-mentioned developing activities, our oil and gas reserves decreased from 427 million BOE at the end of March 2008 (according to SFAS No. 69; including 71 million barrels for Mitsui Oil Exploration Co., Ltd.’s minority interest) to 403 million BOE at the end of March 2009 (according to SFAS No. 69; including 62 million barrels for Mitsui Oil Exploration Co., Ltd.’s minority interest). See “Item 4.D. Property, Plants and Equipment—Oil and Gas Producing Activities” and “Supplemental Information on Oil and Gas Producing Activities” to the consolidated financial statements included elsewhere in this annual report on Form 20-F.

This segment participates in oil and gas related joint venture operations, typically as a “non-operator” equity holder, relying on our project partner, the “operator”, which is responsible for operation management including exploration, development and production of oil and gas resources. In these projects, Energy Segment collaborates with partners that has sufficient technical knowledge and expertise to reduce operational risks, and also contributes as a non-operator on management of time schedules, capital expenditures, production plans, and safety and environmental standards related to the projects. Also see discussion on our exploration, development and production of mineral resources and oil and gas in “Item 3.D. Risk Factors.”

With respect to oil and gas exploration, development and production (“E&P”) business, it is important to maintain or increase oil and gas reserves as is the case for major oil and gas companies, and Mitsui’s Energy Segment is also aiming for increasing its reserves by expanding current projects and investing to new opportunities. Although our reserve is less than those of major oil and gas companies in the world, its volume can be ranked as a top level company among the Japanese oil and gas companies.

The following tables provide information on our investments in coal resource projects undertaken by the Energy Segment.

COAL

Joint Venture or Investee	Mitsui’s Subsidiary or Associated Company	Name of Mines(1)	Location	Mitsui’s Percentage of Ownership	Other Major Participants and Their Percentages of Ownership
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Poitrel South Walker Creek	Queensland, Australia	20.00%	BHP Billiton	80.00%

Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Bengalla	New South Wales, Australia	10.00%	Rio Tinto Wesfarmers Taiwan Power	40.00 40.00 10.00	% % %

Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Kestrel	Queensland, Australia	20.00%	Rio Tinto	80.00%

Dawson Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Dawson	Queensland, Australia	49.00%	Anglo American	51.00%

German Creek Joint Venture	Mitsui Coal Holdings Pty. Ltd.	German Creek	Queensland, Australia	30.00%	Anglo American	70.00%

(1)	“Name of Mines” indicates the names of principal producing mines.
(2)	In addition to the above-mentioned coal mining projects, through Mitsui Coal Holdings Pty. Ltd., we have small interests in two projects in Australia operated by Anglo American, namely, Moranbah North Joint Venture in Queensland and Drayton Joint Venture in New South Wales. Our ownership percentage and annual production capacity of Moranbah North Joint Venture and Drayton Joint Venture are 4.75%, 4 million tons and 3.83%, 5 million tons, respectively.

Currently the above mentioned joint ventures are forced to experience production adjustments due to recession of the world economy as well as reductions in crude steel production by steel manufacturers. On the other hand, in the medium and long term, demands of both thermal coal and metallurgical coal are expected to increase along with economic growth of Asian countries including India and China. In response to such increasing global demand, we continue to make proactive capital investments to expand the capacities of the existing projects, and our equity production tonnage is expected to be increasing after this fiscal year onward. Regarding further information and discussion on development of our coal mining projects, see “Item 4.A. History and Development of the Company—Capital Expenditure”, “Item 5.A. Operating Results—Operating Results by Operating Segment—Energy Segment” and “Item 5.B. Liquidity and Capital Resources—Investment Plans and Financial Policies of the Medium Term Management Outlook.”

Revenues from oil and gas producing activities and coal mining activities (based on US GAAP) account for a critical portion of this segment. The table below sets forth the break down of revenues of the Energy Segment.

	Revenues
	Billions of Yen
	Revenues from Sales of Products			Revenues from Sales of Services and Other Sales	Total Revenues
Years Ended March 31,	Revenues from Oil and Gas Producing Activities	Revenues from Coal Mining Activities	Revenues from Sales of Other Products(*)	Commissions and Trading Margins on Intermediary Services and Other
2009	¥288.9	¥123.0	¥778.3	¥19.6	¥1,209.8
2008	248.7	34.3	986.2	14.6	1,283.8
2007	99.1	27.9	941.6	1.9	1,070.5

(*)	Revenues from sales of other products mainly consist of sales of crude oil and petroleum products.

The Energy Segment is also participating in uranium development to contribute to its stable supply for nuclear power facilities. In October 2008, Mitsui acquired a 49% interest in six uranium blocks including

Honeymoon mine in South Australia, from Uranium One Inc. (Canada). Honeymoon mine is in its development stage and aiming for production commencement from 2010. Annual production is planned to reach 400 tons on a uranium concentrate basis. Blocks other than Honeymoon are planned to execute exploration activities and seek for commercialization.

The Energy Segment is engaged in oil trading operations conducted by Mitsui and Mitsui Oil (Asia) Hong Kong Limited (Hong Kong, China). This segment has a 20% minority share in Westport Petroleum, Inc. (United States). The international markets for crude oil and petroleum products are highly competitive and volatile. These commodities are listed and traded on various markets such as NYMEX in New York, ICE in London, SIMEX in Singapore and TOCOM in Tokyo, and our competitors in these markets are major oil and gas companies, the national oil companies of oil producing countries, oil traders including Japanese trading companies. In maintaining our competitive edge under these circumstances, it is critical for this segment to maintain good relationships with customers and suppliers as well as to mitigate price risks by utilizing hedging tools such as the futures markets. This segment is active in seeking to secure long-term offtake contracts of petroleum products such as fuel oil and condensate to be sold to worldwide companies including Japanese utility and refining companies. Long-term offtake contracts are sales and purchase contracts for various commodities, such as crude oil and petroleum products, entered into by suppliers and buyers, or “offtakers”, of such commodities for more than one year. Concurrent with the offtake contracts, the sellers of such commodities usually enter into financing arrangements whereby the sales proceeds from such commodities are used for repayment.

Within Japan, this segment is also engaged in refining and sales of oil and gas related products through Mitsui Oil Co., Ltd. (Japan), our oil sales subsidiary, and Kyokuto Petroleum Industries, Ltd. (Japan). Kyokuto Petroleum Industries, Ltd. is a refinery jointly owned (50:50) by the ExxonMobil Corp. Group and Mitsui Oil Co., Ltd.

In the domestic refining and marketing business for oil and gas related products, this segment has faced severe competition from domestic oil refining and distributing companies due to the structural surplus situation for refining capacity in Japan. Kyokuto Petroleum Industries, Ltd. and Mitsui Oil Co., Ltd. are in relatively sound financial situations owing to the extensive restructuring of inefficient assets and work force, and are pursuing efficient and competitive operations. In the LPG gas business, Mitsui Liquefied Gas Co., Ltd. (Japan) merged with Marubeni Liquefied Gas, Inc. in April 2008 to form Mitsui Marubeni Liquefied Gas Co., Ltd. Mitsui’s ownership interest in the new company is 60%. It concentrates on improvement in operational efficiency and selling capacity by consolidating whole procedures of domestic LPG distribution from importing to retail.

This segment is also exploring various new business opportunities in the emerging new energy area. Mitsui expects bio-ethanol to be a significant renewable fuel in the future, and world demand to rise. In view of this, Mitsui are jointly working with Petróleo Brasileiro SA (“Petrobras”) for production of bio-ethanol and related products in Brazil, and marketing such products in the international market.

Foods & Retail Segment

The Foods & Retail Segment consists of one business unit, the Foods & Retail Business Unit, which has 25 subsidiaries including Mitsui Norin Co., Ltd. (Japan), PRI Foods Co., Ltd. (Japan), San-ei Sucrochemical Co., Ltd. (Japan), MITSUI FOODS CO., LTD. (Japan), Toho Bussan Kaisha, Ltd. (Japan), VENDOR SERVICE CO., LTD. (Japan), WILSEY FOODS, INC. (United States), Mitsui Alimentos Ltda. (Brazil) and MCM FOODS B.V. (Netherlands) ; and 17 associated companies including MIKUNI COCA-COLA BOTTLING CO., LTD. (Japan), Mitsui Sugar Co., Ltd. (Japan), The Kumphawapi Sugar Co., Ltd. (Thailand) and Multigrain AG (Switzerland).

Gross profit and net income for this segment for the year ended March 31, 2009 were ¥82.4 billion or 8.1% and ¥1.5 billion or 0.8% of our consolidated totals, respectively.

The Foods & Retail Segment engages in:

•	Import and domestic/offshore trade of wheat, barley, soybeans, corn, rapeseed, raw sugar, rice;

•

Import and domestic/offshore trade of processed foods such as canned products, frozen foods and condiments, liquor, beverages such as coffee, tea and juice, dairy products, foodstuffs such as marine products, stock farm products and vegetables;

•	Manufacture of beverages and beverage ingredients, sugar manufacturing and broiler chicken raising business in Japan;

•

Investment in the food raw material production and distribution businesses abroad such as production and export of grain, dairy farming, canola oil processing, shrimp farming, broiler chicken raising, egg producing and sugar manufacturing businesses abroad;

•	Domestic distribution and sales through the nationwide wholesaler subsidiary MITSUI FOODS CO., LTD. (Japan);

•	Import and domestic trade of containers, packaging materials, and miscellaneous daily goods; and

•	Support services, such as supply chain management including logistics management, and product planning and development for retailers.

The Foods & Retail Segment is involved in a wide range of fields in a value chain of foods, from the global procurement of food material and production of foodstuffs to the traffic and wholesale of foods, packaging materials and sundry goods.

To secure a stable supply source, this segment purchases grain, oilseeds, and raw sugar from the United States, Canada, Brazil, Australia, Thailand and China and sell them in Japan and other Asian countries. This segment sells coffee to Japan and United States, mainly from Brazil. This segment purchases raw materials for beverages, such as tea leaves and juice, marine products, stock farm products, and dairy products from major supply sources around the world and deliver them primarily to Japan. This segment is also engaged in domestic broiler chicken raising, processing, and sales through the subsidiary PRIFOODS CO., LTD. (Japan),

This segment has positioned the Americas as their main base of operations and the core of their global food supply strategy. In collaboration with the Americas Segment, this segment has developed and maintained the following businesses:

•

In the cereals and grains area, this segment has formed a joint venture, United Harvest, LLC (United States), with CHS Inc., an agricultural cooperative-based company in the United States. United Harvest, LLC is the largest exporter of wheat from the United States. This segment invested in this company through United Grain Corp. (United States).

•

VENTURA FOODS, LLC, another joint venture formed with CHS Inc., is one of the largest suppliers of edible oil for the institutional market in the United States. This segment invested in this company through WILSEY FOODS, INC. (United States).

•

In August and November 2007, this segment purchased shares in Multigrain AG (Switzerland), parent company of Multigrain S.A. in Brazil, an agricultural business operating company dealing with origination and export of grains, mainly soybeans. In October 2008, this segment made an additional investment of US$124 million, which was a part of the total capital increase made by Multigrain AG in response to capital needs resulting from an expansion of Multigrain S.A’s agricultural business. The total investment amounts to US$210 million. CHS is also a partner in this business and has the same largest ownership interest of 39.4% as Mitsui’s.

•

In December 2007, this segment, together with the Americas Segment, agreed to establish a joint venture of canola oil processing business in Canada with Louis Dreyfus Group. Ownership interests of this segment and the Americas Segment are 28% and 12%, respectively. Currently the canola oil processing facilities is under construction aiming to start-up of the commercial production in autumn, 2009.

In the period from 2007 through 2009, this segment made several investments in food production abroad, such as the above-mentioned agricultural business in Brazil and canola oil processing facilities in Canada, a dairy farming business in New Zealand and a shrimp farming business and broiler chicken raising and egg producing businesses in China. This segment aims to secure safe and stable supply sources of food, considering rapidly increasing food demand from emerging countries and conflict in supply capacity for bio-fuel purpose production. This segment intends to expand market channels to Japan and Asia, starting from the above-mentioned joint operations with the most reliable partners in major food material producing countries.

In food-manufacturing operations, Mitsui Norin Co., Ltd. (Japan) is engaged in beverage business as one of the major manufacturers of tea leaves in Japan. This segment put Mitsui Norin Co., Ltd. as a core of beverage business. In overseas wholesale operations, MCM Foods B.V. (Netherlands) engages in the import and sales of canned food products and groceries in England and other European market.

Competition varies depending on raw materials and products in the upstream areas of grain, feed, raw sugar and food materials, but is primarily based on price and quality of products. Many Japanese trading companies, international producers and others are competitors to varying degrees with respect to food raw materials this segment handles.

MITSUI FOODS CO., LTD. (Japan) plays a vital role in this segment’s wholesale operations. Its wide-range business activities and customers include general merchandise stores, supermarkets, convenience stores, and catering and restaurant chains throughout Japan, focusing on processed food and liquor transactions. MITSUI FOODS CO., LTD. meets the sophisticated and diversified needs for reduced distribution costs, secure temperature-controlled supply, and faster delivery. In April 2006, MITSUI FOODS CO., LTD. and Mitsui agreed with KOKUBU CO., LTD. (“KOKUBU”), a major Japanese food wholesaler, to form a business alliance, which includes cooperation in product categories to be reinforced by both companies. MITSUI FOODS CO., LTD has been planning and implementing the management improvement plan centering on restructuring of unprofitable businesses and streamlining of distribution. In October 2007, this segment transferred 70% of the shares of Hokushuren Co., Ltd. (Japan), formerly a foods and liquor wholesale subsidiary, to KOKUBU, following transfer of MITSUI FOODS CO., LTD.’s business in the Hokkaido area (excluding Seven & i Holdings Co., Ltd.-related businesses) to Hokushuren Co., Ltd. In January 2009, Hokushuren Co., Ltd. and HOKKAIDO KOKUBU CO., LTD., KOKUBU’s wholly owned subsidiary, merged to form SHUREN KOKUBU CO., LTD., in which this segment holds a 26.3% ownership interest as a result of the merger.

Mitsui maintains a comprehensive alliance with Seven & i Holdings Co., Ltd., Japan’s nationwide diversified retailer, which mainly engages in convenience stores, general supermarkets, department stores, food supermarkets, food services, financial services and IT services. Seven & i Holdings Co., Ltd. maintains operation through Seven-Eleven Beijing Co., Ltd. in China and 7-Eleven, Inc. in the United States.

Mitsui offers the following supply services to Seven & i Holdings Co., Ltd. through the domestic subsidiaries, such as MITSUI FOODS CO., LTD., Retail System Service Co., Ltd. (Japan) and VENDOR SERVICE CO., LTD. (Japan), Bussan Logistics Solutions Co., Ltd. (Japan).

•	supply sundry goods and consumables, such as processed food, liquor, fast food, toys, and games, to more than twelve thousand 7-Eleven stores in Japan;

•	supply food materials, containers, and packaging materials to vendors who supply boxed lunches, pre-cooked meals, and processed food to 7-Eleven stores in Japan;

•	supply various products to 7-Eleven stores in Japan by temperature-controlled transportation; and

•	provide services to 7-Eleven stores through the subsidiaries, BUSSAN BEIJING LOGISTICS ENTERPRISE LTD. in China and MITSUI BUSSAN LOGISTICS, INC. in the United States.

As of the end of February 2009, Mitsui owned 1.8% of Seven & i Holdings Co., Ltd.’s outstanding shares. Mitsui purchased the shares for a total cost of ¥50 billion in 2005, seeking to strengthen business ties with them.

Competitors in the wholesale and retail businesses are mainly general trading companies and wholesalers in Japan. In the traffic area, competitors are also traffic companies that operate third party logistics providing customized and integrated warehousing and transportation services. Domestic wholesalers are facing fierce competition with others, and from time to time they conduct mergers and acquisitions to increase revenues and reduce logistics costs.

Consumer Service & IT Segment

This segment is comprised of the First Consumer Service Business Unit; the Second Consumer Service Business Unit; and the IT Business Unit. Effective April 2009, the Consumer Service Business Unit was established through reorganizing the First and the Second Consumer Service Business Units. Media-related business was transferred from the First Consumer Service Business Unit to the IT Business Unit.

Gross profit and net loss for this segment for the year ended March 31, 2009 were ¥73.7 billion or 7.3% and minus ¥31.4 billion or minus 17.7% of our consolidated totals, respectively.

This segment owns 29 subsidiaries including:

•	Mitsui Bussan Inter-Fashion Ltd. (Japan) in the First Consumer Service Business Unit;

•	BUSSAN REAL ESTATE CO., LTD. (Japan) and Mitsui Bussan Woodchip Oceania Pty. Ltd. (Australia) in the Second Consumer Service Business Unit; and

•	Mitsui Knowledge Industry Co., Ltd. (Japan), J-SCube Inc. (Japan), Mitsui Electronics Inc. (Japan) and MBK Distribuidora de Produtos Eletronicos Ltda. (Brazil) in the IT Business Unit.

And it has 33 associated companies including:

•	QVC JAPAN INC. (Japan) and AIM SERVICES CO., LTD. (Japan) in the First Consumer Service Business Unit;

•	Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) in the Second Consumer Service Business Unit; and

•	Nihon Unisys, Ltd. (Japan), Moshi Moshi Hotline, Inc. (Japan) and T-GAIA Corporation (Japan) in the IT Business Unit.

First Consumer Service Business Unit

Together with 11 subsidiaries and 17 associated companies, the First Consumer Service Business Unit is engaged in the followings:

•	media-related business including broadcasting, content service, television shopping channels and internet-based marketing service;

•	service and outsourcing businesses including contract food service, uniform rental, facility management, and temporary personnel service;

•

medical and health care-related businesses including supporting for operation and management of hospitals and clinics, supporting pharmaceutical manufacturing and logistic, senior living service including housing, facility and nursing care services and medical-related information service;

•

fashion business including global procurement service of apparel and accessories, participation and management of joint ventures with fashion brand holders, and other brand related business including importing, licensing and marketing; and

•	consumer goods including beauty and health-related products and interior and living items.

In the media-related business, as a consumer service and content provider, this business unit provides television shopping services operated by an associated company, QVC Japan, Inc. (Japan), which was established jointly with QVC Inc. of the United States. In March 2009, this business unit acquired Taiwan’s third largest provider of 24-hour television shopping. BS digital high definition free television channel subsidiary, World Hi-Vision Channel, Inc. started broadcasting service under the name of BS channel 12 “TwellV” in Japan in December 2007. This business unit is engaged in development of business opportunities by accessing from broadcasting business to Internet and mobile-related businesses.

In the service and outsourcing businesses, as joint businesses with ARAMARK Corporation in the United States, AIM SERVICES CO., LTD. (Japan) provides a variety of services, such as contract food service, refreshment service and related support services for companies, schools, hospitals and social welfare facilities, while ARAMARK Uniform Japan Co., Ltd. (Japan) provides uniform rental services. This business unit acquired 5% of the outstanding shares in Recruit Co., Ltd. for ¥27 billion in February 2007 and entered into a business collaboration agreement with Recruit Co., Ltd. under the agreement both have developed new business opportunities such as senior-care, and other medical related information services.

This business unit positions medical and healthcare business as a business domain subject to company wide intensification, and integrated the whole medical and pharmaceutical businesses within this business unit in 2008. This business unit handles support for operation and management of medical facilities in healthcare service area, support for manufacturing and transportation in pharmaceutical area, planning of senior housing and related services in senior area, and healthcare related information service in the preventive care area.

In the fashion business domain, this business unit provides services to accommodate developments in the markets in:

•	original equipment manufacturing (“OEM”) business for apparel manufacturers; and

•	brand marketing business including brand licensing.

In the field of apparel and OEM, this business unit plays roles at various stages in the value chain, including the design, planning and procurement of materials as well as sewing and processing. OEM business is transferred to the subsidiary company Mitsui Bussan Inter-Fashion Ltd. (Japan) which is engaged in planning and production of apparel and accessories, aiming to strengthen specialty and cost efficiency.

With respect to brand marketing businesses in Japan, this business unit is engaged in both license and import business involving international brands such as Burberry, Paul Stuart and Max Mara, while some trademark rights such as Pierre Cardin and Hanae Mori are hold by this business unit. This business unit enters into license agreements to retain their exclusive marketing manufacturing rights and establishes joint ventures with the brand holders, which control licensing or distributing imported products establishing nationwide sales network.

Responding to the changes in lifestyles, this business unit supplies a variety of consumer goods such as beauty and health-related products, interior and living items.

Second Consumer Service Business Unit

Major business areas of this business unit, including 10 subsidiaries and 10 associated companies, consist of the followings:

•

real estate business including development of housing, office buildings and commercial facilities, and related services such as senior service housing, self-storage and service office business in both Japan and overseas; and

•	industrial materials such as housing materials, wood chips, pulp & paper products, packaging materials and off-the-road tires for mines.

In the field of real estate business, this business unit is engaged in development, management and lease of condominiums, office buildings and other commercial properties mainly in the Tokyo metropolitan area. This business unit also develops houses and office buildings overseas. Moreover, it owns, operates and leases senior housing properties abroad. This business unit is also engaged in self-storage business and service office business as business development activities in Japan.

In the field of the industrial materials, Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) supplies housing materials in the Japanese market. Mitsui Bussan Woodchip Oceania Pty. Ltd. operates afforestation projects with Japanese and the local partners in Australia. It also produces and exports woodchips to Japan. As for the pulp & paper business field, Mitsui Bussan Packaging Co., Ltd. (Japan) imports, exports and sells in the domestic market various paper products and packaging materials. This business unit also provides mines with off-the-road tires and related services in South America, Russia and Southeast Asia.

IT Business Unit

IT Business Unit provides a variety of services, which are delivered through the unit’s 8 subsidiaries and 6 associated companies established in the following five major fields:

•	network and systems integration (“NI/ SI”) businesses;

•	business process outsourcing services including enterprise information management and call-center services;

•	mobile communication businesses including sales agency of mobile handset and telecommunications lines; distribution of mobile handsets; and development and sales of mobile content;

•	electronics businesses including import and domestic trade of semiconductor devices and equipment/materials for semiconductor and liquid crystal displays; and

•	display related businesses including export and trade of liquid crystal displays and parts.

In the field of NI/SI businesses, a subsidiary, Mitsui Knowledge Industry Co., Ltd. (Japan), and an associated company, Nihon Unisys, Ltd. (Japan), both listed on the Tokyo Stock Exchange, provide integrated solutions to a wide range of customers.

•

Mitsui Knowledge Industry Co., Ltd. provides services, such as consultation, designing, building and operation of network systems to a wide range of customers including telecommunications carriers, government offices, local municipalities and healthcare and education related public bodies. It is also engaged in planning and development of network systems which are equipped with voice recognition technology and typically used by call centers and in high-security systems such as automatic billing systems used by pay-TV broadcasters. Mitsui Knowledge Industry Co., Ltd. was formed by a merger in April 2007 between NextCom K.K. and Mitsui Knowledge Industry Co., Ltd. Mitsui owns a 58.4% voting interest in Mitsui Knowledge Industry Co., Ltd. as of March 2009.

•

Nihon Unisys, Ltd. is engaged in the designing and building of computer systems, business process outsourcing services, support services and other peripheral services as well as sales of computer systems. These services are provided to business enterprises in the financial, manufacturing and distribution and public sectors. Mitsui owns a 31.8% voting interest in Nihon Unisys, Ltd. as of March 2009.

This business unit has developed business process outsourcing businesses through a subsidiary, J-SCube Inc. (Japan), and an associated company, Moshi Moshi Hotline, Inc. (Japan). J-SCube Inc., which has been engaged in distribution of information processing devices and information input devices, has recently focused on enterprise information management such as customer information input, management and operation. Moshi Moshi Hotline, Inc. (Japan) is one of the Japanese major providers of call centers and related outsourcing services. Moshi Moshi Hotline, Inc. is now listed on the Tokyo Stock Exchange, with this business unit’s current voting interest at 34.4% as of March 2009.

This business unit is engaged in various mobile communication businesses through alliances with domestic cell phone service providers and manufacturers. Telepark Corp. (Japan), which was a core subsidiary in this field, merged with MS Communications Co., Ltd., a domestic large scale agency and distributor engaged in the same business line, and changed its name to T-GAIA Corporation (Japan) and continued to be listed on the Tokyo Stock Exchange. The merger is to establish its leading position in domestic mobile handset sales and distribution market, by reinforcing cost-efficiency. As a result of the merger, this business unit’s voting interest was diluted to 22.8%, and T-GAIA Corporation became an associated company of this business unit. T-GAIA Corporation is the biggest agencies for cell phone subscription as well as a retailer and distributor of cell phone handsets in Japan, engaged in agent for subscription of fixed telecommunications lines, including broadband connections. This business unit is engaged in mobile distribution with Brightstar Inc., a U.S.-based worldwide distributor of mobile handsets.

In the field of electronics products, this business unit is engaged in import and domestic trade of semiconductor devices and equipment/materials for semiconductor and liquid crystal displays mainly through Mitsui Electronics Inc. (Japan). In recent years, this business unit provides semiconductor and liquid crystal displays related products and services in China, principal production base, mainly through our affiliated companies in China.

This business unit is also engaged in export and offshore trade of liquid crystal displays and related parts. In July 2007, it established a subsidiary, MBK Distribuidora de Produtos Eletronicos Ltda. in Brazil for the sales and distribution of Japanese manufacturer Sharp Corporation’s electric household appliances including liquid crystal television, and business machines.

This business unit is dependent on the business of our subsidiaries and associated companies, most of which are located in Japan, where technological innovation is rapid and competition is fierce. Our important function involves business incubation of IT related products and services, as seen in the case with T-GAIA Corporation and Moshi Moshi Hotline, Inc.

Logistics & Financial Markets Segment

The Logistics & Financial Markets Segment is engaged in transportation and logistics services, insurance and financial business in Japan and abroad.

Gross profit and net loss for this segment for the year ended March 31, 2009 were ¥62.1 billion or 6.1% and minus ¥14.5 billion or minus 8.2% of our consolidated totals, respectively.

This segment is composed of the Financial Markets Business Unit and the Transportation Logistics Business Unit, and has 32 subsidiaries including:

•

in the Financial Markets Business Unit, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), Mitsui & Co. Precious Metals, Inc. (United States), Mitsui Bussan Precious Metals (Hong Kong) Limited (Hong Kong, China), Mitsui Bussan Commodities Ltd. (United Kingdom), Mitsui & Co., Principal Investments Ltd. (Japan) and MVC Corporation (Japan); and

•

in the Transportation Logistics Business Unit, Mitsui Bussan Logistics Holdings Ltd. (Japan), Mitsuibussan Insurance Co., Ltd. (Japan), TRI-NET (JAPAN) INC. (Japan) and TRI-NET LOGISTICS (ASIA) PTE LTD (Singapore).

This segment has 6 associated companies including JA Mitsui Leasing, Ltd. (Japan) in the Financial Markets Business Unit and Mitsui Direct General Insurance Company, Limited (Japan) in the Transportation Logistics Business Unit.

Financial Markets Business Unit

This business unit has 19 subsidiaries and 3 associated company and is engaged in the following business activities:

•	trading in various commodity derivatives such as precious metals, non-ferrous metals listed on the London Metal Exchange (“LME”), energy, grain and soft commodities;

•	development, origination and sales of financial products, investment in and portfolio management of financial products;

•	financial equity investments including principal investment and venture capital operation;

•	asset management business such as real estate fund (listed REIT and private fund) and infrastructure fund; and

•	leasing businesses

Mitsui and its subsidiaries such as Mitsui & Co., Energy Risk Management (United Kingdom), Mitsui & Co. Precious Metals, Inc. (United States), Mitsui Bussan Commodities Ltd. (United Kingdom), and Mitsui Bussan Precious Metals HK Ltd. (Hong Kong, China) are engaged in trading and brokerage in various commodity derivatives such as precious metals, non-ferrous metals listed on the LME, energy, grain and soft commodities. We are also engaged in sales and marketing of various derivatives and financial instruments of our own development to investors and market participants. Japan Alternative Investment Co., Ltd. (Japan) acts as placement agent for alternative investment products such as infrastructure fund and funds of hedge funds.

In the financial equity investments field, subsidiaries such as MVC Corporation (Japan) have made investments in the start-up to early phase of promising ventures mainly in IT and medical care businesses with the aim of garnering capital gains from the public offering of investee stock or M&A after incubating them with proactive management support. Mitsui & Co., Principal Investments Ltd. (Japan) is engaged in investing in domestic mature companies and growing companies pursuing capital gains through initial public offering and trade sales after improving the corporate value of the invested companies by providing them with human and other resources of the unit. As of March 31, 2009, this business unit has a 9.3% stake as a limited partner in a limited partnership which was established for investment in Skylark Co., Ltd., a Japanese restaurant chain.

In REIT related businesses, Mitsui & Co., Logistics Partners Ltd. (Japan) provides asset management service to Japan Logistics Fund Inc, a listed REIT on the Tokyo Stock Exchange that is only Japanese REIT specializes in logistics properties such as warehouses and distribution centers. In June 2008, this business unit launched an emerging market infrastructure fund with Challenger Financial Service Group, an Australian-based financial services organization. This fund, while meeting the growing demands of global investors to invest in infrastructure assets, is intended to contribute to the development of emerging market economies by providing the needed capital to the infrastructure space, enabling the rapid growth in the regions.

As of the end of March 2009, this business unit has a 34.2% voting interest in JA Mitsui Leasing, Ltd. (Japan), a general leasing company with its strengths in leasing of information-processing equipment and large scale equipment, as well as industrial machinery, aircraft and ocean vessels. JA Mitsui Leasing, Ltd. was created as a joint holding company in April 2008 to integrate smoothly the operations of Mitsui Leasing & Development, Ltd. (Japan), an associated company of the unit, and Kyodo Leasing Co., Ltd. (Japan), another major leasing company, to reinforce operating bases. In October 2008, JA Mitsui Leasing, Ltd. merged its wholly-owned two subsidiaries, Mitsui Leasing & Development, Ltd. and Kyodo Leasing Co., Ltd.

As of March 31, 2009, this business unit has an 8.8% share of outstanding common stock in Central Finance Co., Ltd., a consumer credit and credit card company in Japan. (From April 1, 2009 this business unit has an 2.2% share of outstanding common stock in Cedyna Financial Corporation (Japan) which OMC Card, Inc. underwent a merger with Central Finance Co., Ltd. and QUOQ, Inc., and changed its trading name to Cedyna Financial Corporation.)

Transportation Logistics Business Unit

The Transportation Logistics Business Unit provides sophisticated, high value added logistics services to customers, leveraging its longstanding experience in offering such services group-wide. This business unit also seeks the development of new business domains through integrating logistics, financial and information technology.

Together with 13 subsidiaries and 3 associated companies, this business unit is engaged in the following business activities:

•

International transportation services including combined multi transportation centering on container shipping, transportation of plants and other special cargoes, tramper shipping, Logsitics solution services such as SCM, Warehousing and distributions;

•	Logistics infrastructure projects, including port development projects in emerging countries, and transport-infrastructure such as railway and airports etc;

•	Insurance agency services and insurance-related consulting.;

•	New logistic solution business of liquidation of logistics assets utilizing REITs function; and

•	Agri-food business.

In the international logistics business, this business unit has established TRI-NET (JAPAN) INC. and other core subsidiaries, which are located in Japan, the Americas, Europe, South East Asia, and China. Each of those subsidiaries collaborates with the Head Office and overseas trading subsidiaries worldwide to provide customers with solutions to logistics needs through international combined multimodal transportation services using various modes of land, sea and air transportation. And through its tramp shipping services, the Transportation Logistics Business Unit provides transportation for bulk cargoes, such as coal, grain and fertilizers, as well as project transportation services for power generation plants, chemical plants and other facilities. In the development of its warehousing business, Tri-net Logistics Co., Ltd. (Japan) has focused in particular in transportation services for bulk chemicals. Tri-net Logistics Co., Ltd. (Japan) is a subsidiary of Mitsui Bussan Logistics Holdings Ltd. (Japan). It was established in April 2007 through the merger of three existing logistics and warehousing subsidiaries. In the logistics solutions field, Mitsui Bussan Logistics Management Co., Ltd. uses its logistics engineering capabilities to produce advanced logistics design solutions.

This Business Unit is also developing logistics infrastructure and transportation systems with the aim of expanding its business activities in emerging economies including the BRICs and Middle Eastern countries. In Russia, this business unit established large scale warehousing facilities in Moscow for Japanese manufacturers of electrical appliances, construction machinery, motor vehicles and other products. In 2007, it signed an operational partnership agreement with Russian Railways (Russia). In India, this Business Unit plans to develop a special free trade warehouse zone on the outskirts of Delhi in partnership with local capital. Additionally, in the Middle East, this business unit has set up a logistics base in Dubai in partnership with AW Rostamani Group(UAE).

In the insurance and risk management field, this business unit provides insurance agency services through Mitsuibussan Insurance Co., Ltd. Several subsidiaries, including Insurance Company of Trinet (USA) Inc., operate as captive insurance companies and also uses its experience and knowledge of risk management to provide direct insurance writing services. In addition, this business unit has a 25% share interest in an associated company, Mitsui Direct General Insurance Company, Limited, a direct marketing non-life insurance company specializing in Internet-based sales.

In collaboration with the Financial Markets Business Unit, this business unit also develops REITs based on logistics-related real estate. This unit intends to increase the assets for such REIT programs, seeking opportunities for the development of facilities, brokerage in properties and tenants.

In June 2008, the Agri-Food Business Strategic Planning Dept. was established in this business unit. The aim of this new organization is to contribute to the maintenance and advancement of domestic agriculture through supporting for agricultural management and production as well as the development of advanced logistical services for agricultural products, utilizing knowledge regarding agriculture and agricultural logistics.

Americas Segment

The Americas Segment is engaged in sales, intermediary service and manufacturing of various commodities and conducts related business led by overseas trading subsidiaries in North, Central and South America. Mitsui & Co. (U.S.A.), Inc., or Mitsui U.S.A., manages the business of the segment as the center of the regional strategy.

Gross profit for this segment for the year ended March 31, 2009 was ¥116.0 billion or 11.4% of our consolidated total. This segment recorded a net loss of ¥7.1 billion or minus 4.0% of our consolidated total.

This segment consists of 9 trading subsidiaries including Mitsui & Co. (U.S.A), Inc. (United States), Mitsui & Co. (Canada) Ltd. (Canada) and Mitsui Brasileira Importacao e Exportacao S.A. (Brazil), 34 other subsidiaries owned mainly by Mitsui U.S.A. including Steel Technologies Inc. (United States), Champions Pipe & Supply, Inc. (United States), Mit Wind Power Inc. (United States), Mitsui Automotriz S.A. (Peru), Road Machinery, LLC (United States), Ellison Technologies Inc. (United States), Intercontinental Terminals Company LLC (United States), Novus International, Inc. (United States), CornerStone Research & Development Inc. (United States), SunWize Technologies, Inc. (United States), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil), Westport Petroleum, Inc. (United States), United Grain Corp. (United States), Mitsui Foods, Inc. (United States), MBK Real Estate LLC (United States) and AFC HoldCo, LLC (United States) and 6 associated companies including MED3000 Group. Inc. (United States).

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

Business activities of Mitsui U.S.A.’s major operating divisions are as follows:

•

The Iron & Steel Products Division maintains alliances with steel makers, steel processors, and major local customers in the U.S. and other countries. It specializes in streamlining the processes at each step of value chain of steel products, managing inventory and process arrangements. Steel Technologies Inc., a steel processor which operates more than 20 steel processing facilities in North America, which Mitsui U.S.A. acquired in June 2007, is a core operation of this division. It processes flat-rolled steel and provides a wide range of value added services including pickling, cold strip and blanking for automotive steel plate. Among various customers, the United States automotive makers and their affiliated parts makers are major customers. Sales and distribution of energy related steel products inclusive of tubular products sales and distribution within Americas and other areas is another core operation, operated by Champion Pipe & Supply, Inc.

•

The Energy & Mineral Resources Division engages in copper concentrate, cathode and other copper related products; aluminum ingot; aluminum product; other non-ferrous metal materials; iron and steel raw materials; steel and nonferrous metal scrap; crude oil; petroleum coke, petroleum products, bio-ethanol and natural gas. The initiatives with Sims Metal Management Inc., an associated company of the Mineral & Metal Resources Segment, including electrical and electronic recycling, are also handled at this division. Westport Petroleum, Inc. in which this division has a 80% voting share and the Energy Segment has the remaining 20% voting share, is engaged in sales to and purchases from the energy industry with respect to pipeline and cargo trading of petroleum products throughout major international energy markets. These transactions by Westport Petroleum, Inc. account for a significant portion of our revenues from sales of products groupwide.

This division, together with the Energy Segment, has MitEnergy Upstream LLC, a subsidiary for the development and production of oil and gas in Gulf of Mexico.

•

The Infrastructure Projects Division engages in projects of power, water treatment and supply, transportation, natural resources and energy infrastructure in the Americas in collaboration with the Infrastructure Projects Business Unit. This division has subsidiaries such as Hydro Capital Corp. for water treatment projects in Mexico and Mit Wind Power Inc. for wind power generation in Texas.

•

The Machinery Division engages in the businesses of motor vehicles, ship and marine projects, aircraft and construction and industrial machinery. It focuses on car dealerships, logistics business, construction machinery, newly built vessels to major oil and shipping companies, and aircraft leasing for regional airlines.

•

The Organic Chemicals Division and the Plastics & Inorganic Chemicals Division are engaged in the domestic and international trade of various chemical products such as plastic materials and products, compound resin and its final products, intermediate of medicine, food additives, chemical fertilizer, pesticide and petrochemical products. Novus International, Inc., a feed additive manufacturing subsidiary, produces and sells amino acids. In addition, Intercontinental Terminal Company is engaged in the chemical tank terminal operation. SunWize Technologies, Inc., which Mitsui U.S.A. acquired in November 2006, engages in sales and installation of solar power systems and modules.

•

The Foods and Retail Division deals in grain, coffee, foods materials and other foods products. This division has a subsidiary, United Grain Corp., which invests in United Harvest, LLC, a joint venture with CHS Inc. for export facility operations for wheat and other grains, and also has a 20% minority interest in WILSEY FOODS, INC. See also “Foods & Retail Business Unit” for business collaboration with CHS Inc. Additionally, Mitsui Foods Inc. is specialized in the import food distribution business.

•

In the Consumer Service Business Division, MBK Real Estate LLC handles the development and sale of unit houses and senior housing properties in the California market, as well as commercial properties on the West Coast of the United States. CornerStone Research & Development, Inc. focuses on processing and packaging of healthcare foods and supplements.

•

The Financial Markets Division engages in financial equity investments including principal investment and venture capital operation. This division has minority ownership interests in Mitsui & Co. Precious Metals, Inc. and Mitsui & Co. Energy Risk Management Ltd., both of which are subsidiaries of the Logistic & Financial Markets Segment. In September 2007, Mitsui U.S.A. acquired an 87.5% share interest in Affiliated Financial Corporation and BayQuest Capital Corporation, both of which merged into AFC LLC (United States). They provide automotive related financing services throughout the United States.

•

The Transportation Logistics Division engages in sophisticated, high value added logistics services to customers, leveraging its longstanding experience in offering such services groupwide. This division also engages in investment activities in transportation and logistics field.

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

Gross profit and net loss for this segment for the year ended March 31, 2009 were ¥22.2 billion or 2.2% and minus ¥11.5 billion or minus 6.5% of our consolidated totals, respectively.

As of March 31, 2009, this segment consisted of 13 trading subsidiaries, including Mitsui & Co. Europe Holdings PLC (United Kingdom), Mitsui & Co. Europe PLC (United Kingdom), Mitsui & Co. Deutschland GmbH (Germany), Mitsui & Co. Benelux S.A./N.V. (Belgium), Mitsui & Co. France S.A.S. (France), Mitsui & Co. Italia S.p.A. (Italy), Mitsui & Co., Middle East Ltd. (United Arab Emirates), 7 subsidiaries including MBK Real Estate Europe Limited (United Kingdom) and 7 associated companies.

Mitsui & Co. Europe PLC, our wholly-owned subsidiary with its head office in London, manages the overall business activities in Europe, the Middle East, Africa and CIS countries through 12 overseas trading subsidiaries and other branch offices and liaison offices. Mitsui & Co. Europe PLC collaborates with our subsidiaries and associated companies of other operating segments.

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

Over the years, in Central and Eastern Europe, Mitsui has established trading subsidiaries and representative offices to expand business opportunities in the region, and have continuously participated in joint ventures, mainly with Japanese manufacturers. In connection with the enlargement of European Union, Japanese automobile, electric and chemical manufacturers are rushing to set up operations in the region. This segment is collaborating with them by taking advantage of our existing business bases.

In April 2008, MBK Real Estate Europe Limited (United Kingdom) was transferred to this segment from the Second Consumer Service Business Unit. This segment also has a 40% voting share in Mitsui Automotive Europe B.V. (Netherlands), a subsidiary of the Motor Vehicle Business Unit.

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

Gross profit and net income for this segment for the year ended March 31, 2009 were ¥26.6 billion or 2.6% and ¥30.6 billion or 17.2% of our consolidated totals, respectively.

As of March 31, 2009, this segment consisted of 20 trading subsidiaries, including Mitsui & Co. (Asia Pacific) Pte. Ltd. (Singapore), Mitsui & Co. (Hong Kong) Ltd. (Hong Kong, China), Mitsui & Co. (China) Ltd. (China), Mitsui & Co. (Shanghai) Ltd. (China), Mitsui & Co. (Taiwan) Ltd. (Taiwan), Mitsui & Co. Korea Ltd. (Republic of Korea), Mitsui & Co. (Thailand) Ltd. (Thailand), Mitsiam International Ltd. (Thailand), Mitsui & Co. (Australia) Ltd. (Australia), 6 subsidiaries and 5 associated companies including HannSpree Inc. (Cayman Islands).

China

China joined the WTO in 2001 and enjoyed double-digit growth in gross domestic product from 2003 to 2007. Chinese economy has gaining greater influence on the world economy, though the growth rate in 2008 declined to 9.0% due to the financial turmoil.

We have been increasing our operations in, and shifting corporate resources to, Greater China, which includes mainland China and Hong Kong, in order to expand and strengthen our business operations in key industries in China such as steel products, chemicals, mineral and metal resources, foods and retail, IT, and transportation and logistics.

Our presence in China is comprised of nine local trading subsidiaries, all of which have been permitted to conduct import and export and wholesale trade domestically within China. Those trading subsidiaries include Mitsui & Co., (China) Ltd., an investing company in Beijing, Mitsui & Co. (Shanghai) Ltd., which is located in China’s bonded area, and Mitsui & Co. (Hong Kong) Ltd. In addition, we have established representative offices in seven cities in China.

Mitsui & Co., (China) Ltd. has made investments jointly with the business units of the Head Office in critical joint ventures in key industries in China such as steel products, mineral and metal resources, and foods.

ASEAN Region

In the ASEAN region, trading subsidiaries including Mitsui & Co. (Asia Pacific) Pte. Ltd., Mitsui & Co., (Thailand) Ltd., Mitsiam International Ltd. (Thailand) and PT Mitsui Indonesia (Indonesia), and associated companies jointly collaborate with the Head Office and engage in various business activities involving, among other things, chemical and metal products and industrial type projects. With the Head Office, trading subsidiaries jointly establish various subsidiaries and participate in joint ventures formed with the third parties.

In December 2006, we obtained a special approval from the Vietnamese government to establish trading subsidiaries, and Mitsui & Co. Vietnam Ltd. started operations in April 2007. Mitsui & Co. (Asia Pacific) Pte. Ltd. started operations undertaking all the businesses with the relevant assets, liabilities, contracts and employees from the Singapore branch of Mitsui & Co., Ltd in April 2007.

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

Gross profit and net income for this segment for the year ended March 31, 2009 were ¥2.9 billion or 0.3% and ¥6.5 billion or 3.7% of our consolidated totals, respectively.

The All Other Segment has 11 subsidiaries, including Mitsui & Co. Financial Services Ltd. (Japan), Mitsui Bussan Trade Services Ltd. (Japan), Mitsui & Co. Financial Services (Asia) Ltd. (Singapore), Mitsui & Co. Financial Services (Europe) B.V. (Netherlands) and Mitsui & Co. Financial Service (U.S.A.) Inc. (United States), and 1 associated company. The activities of major subsidiaries in this segment are as follows:

•	Mitsui & Co. Financial Services Ltd. is engaged in financial services such as commercial loan and cash management services, mainly provided to the wholly-owned domestic subsidiaries.

•

Mitsui & Co. Financial Services (Asia) Ltd., Mitsui & Co. Financial Services (Europe) B.V. and Mitsui & Co. Financial Service (U.S.A.) Inc. are engaged in-house financial services to wholly owned subsidiaries in Asia, Europe and Americas, respectively.

Principal Markets

We are involved in the worldwide trading of various commodities. See “Item 5. A. Operating Results—Revenues” for further details of our revenues by commodity type for the years ended March 31, 2009, 2008 and 2007.

	In Billions of Yen
	Years Ended March 31,
	2009	2008	2007
Revenues
Distribution by Commodity:
Iron and Steel	¥865.6	¥801.3	¥566.9
Non-Ferrous Metals	197.5	79.7	99.9
Machinery	394.2	478.2	428.6
Electronics & Information	133.8	182.3	178.8
Chemicals	1,414.9	1,318.6	1,146.6
Energy	1,719.3	2,017.7	1,633.3
Foods	611.2	572.6	467.0
Textiles	28.4	38.2	39.8
General Merchandise	19.4	40.5	50.3
Property and Service Business	150.9	209.8	182.4

Consolidated Total	¥5,535.2	¥5,738.9	¥4,793.6

The following table shows our total trading transactions in each of our major markets for the years ended March 31, 2009, 2008 and 2007.(1)(2)(3)

	In Billions of Yen
	Years Ended March 31,
	2009	2008	2007
Japan	¥8,845.1	¥9,285.9	¥8,903.1
United States	1,122.6	1,323.8	1,159.1
China	897.6	1,119.1	885.3
All Other	4,482.6	5,280.3	4,324.1

Consolidated Total	¥15,347.9	¥17,009.1	¥15,271.6

Notes:

(1)	Total trading transactions is a voluntary disclosure as permitted by Financial Accounting Standards Board Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represents the gross transaction volume or the nominal aggregate value of the sales contracts in which we act as principal and transactions in which we serve as agent. Total trading transactions is not meant to represent sales or revenues in accordance with U.S. GAAP. Total trading transactions should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities. A substantial part of total trading transactions represents transactions in which title to and payment for the goods pass through us without physical acquisition and delivery through our inventories. We have included the information concerning total trading transactions because it is used by similar Japanese trading companies as an industry benchmark, and we believe it is a useful supplement to results of operations data as a measure of our performance compared to other similar Japanese trading companies. Total trading transactions is included in the measure of segment profit and loss reviewed by the chief operating decision maker. See Notes 2, “BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES” and 17, “SEGMENT INFORMATION” accompanying the consolidated financial statements for further discussion.
(2)	Total trading transactions are attributed to countries based on the location of customers.

C.	Organizational Structure.

We are a global general trading company and we conduct our business with our subsidiaries and associated companies. As of March 31, 2009, we had 326 subsidiaries and 207 associated companies that are accounted for by the equity method.

The table below provides information on our significant subsidiaries as of March 31, 2009. We have supplementarily provided voting power where it differs from ownership interest.

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Iron & Steel Products	Mitsui & Co. Steel Ltd.	Japan	Sales of construction materials and semi-assembled steel products	100.0
	MITSUI BUSSAN KOZAI HANBAI CO., LTD.	Japan	Wholesale of steel products	89.1
	MBK Steel Products West Co., Ltd.	Japan	Wholesale of steel products	100.0
	Regency Steel Asia Pte Ltd.	Singapore	Wholesale and retail of steel products	85.0
	Bangkok Coil Center Co., Ltd.	Thailand	Steel processing	95.4	98.9

Mineral & Metal Resources	Mitsui Iron Ore Development Pty. Ltd.	Australia	Mining and sales of Australian iron ore	100.0
	Mitsui-Itochu Iron Pty. Ltd.	Australia	Mining and sales of Australian iron ore	70.0
	Japan Collahuasi Resources B.V.	Netherlands	Investments in a copper mine in Chile	61.9
	Mitsui Raw Materials Development Pty. Limited	Australia	Investment in Sims Metal Management Ltd., a scrap metal recycler	100.0
	MITSUI BUSSAN METALS CO., LTD.	Japan	Sales and trading of scrap, ferroalloys and non-ferrous material products	100.0

Machinery & Infrastructure Projects	MBK Project Holdings Ltd.	Japan	Investments in manufacturers of plant-related materials and equipment	100.0
	Mitsui & Co. Plant Systems, Ltd.	Japan	Sales of various plants, electric power facilities and transportations	100.0
	Mitsui Power Ventures Limited	United Kingdom	Investments in power generation business	100.0
	MIT POWER CANADA LP INC.	Canada	Investment in Greenfield Power Generation Project in Ontario	100.0
	Mitsui Renewable Energy Europe Limited	United Kingdom	Investment in wind power generation business in Poland	100.0
	Mitsui Rail Capital Holdings, Inc.	United States	Freightcar leasing and management in North America	100.0
	Mitsui Rail Capital Europe B.V.	Netherlands	Locomotive leasing and management in Europe	100.0
	Mitsui Rail Capital Participacoes Ltda.	Brazil	Freightcar leasing and management in Brazil	100.0
	MITSUI GAS E ENERGIA DO BRASIL LTDA.	Brazil	Investments in gas distribution companies	100.0
	Cactus Energy Investment B.V.	Netherlands	Investment in an LNG terminal in Mexico	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	Drillship Investment B.V.	Netherlands	Investment in deepwater drilling service business	100.0
	Mitsui Water Holdings (Thailand) Ltd.	Thailand	Investment in water supply business	100.0
	Atlatec Holdings, S.A. de C.V.	Mexico	Designing, building and operation of water treatment plants	88.4	85.0
	Tokyo International Air Cargo Terminal Ltd.	Japan	Operation of air cargo terminal at Tokyo International Airport	100.0
	Toyota Chile S.A.	Chile	Import and sales of automobiles and auto parts in Chile	100.0
	Mitsui Automotive North America Inc.	United States	Investment in auto parts logistics business	100.0
	Mitsui Automotive Europe B.V.	Netherlands	Investments in automotive-related companies and trading of automobiles	100.0
	Mitsui Automotive CIS Investment B.V.	Netherlands	Investment in automotive-related companies in Russia	100.0
	PT. Bussan Auto Finance	Indonesia	Motorcycle retail finance	90.0
	Mitsiam Motors Co., Ltd.	Thailand	Sales of trucks and buses	74.4	99.0
	Komatsu-Mitsui Maquinarias Peru S.A.	Peru	Sales of construction and mining equipment	60.0
	Lepta Shipping Co., Ltd.	Liberia	Shipping business	100.0
	Clio Marine Inc.	Liberia	Shipping business	100.0
	Orient Marine Co., Ltd.	Japan	Shipping business	100.0
	Mitsui Bussan Aerospace Co., Ltd.	Japan	Import and sales of helicopters and defense and aerospace products	100.0

Chemical	P.T. Kaltim Pasifik Amoniak	Indonesia	Production and sales of anhydrous ammonia	75.0
	Japan-Arabia Methanol Company Ltd.	Japan	Investments in methanol producing business in Saudi Arabia and sales of products	55.0
	MITSUI BUSSAN SOLVENT & COATING CO., LTD.	Japan	Sales and trading of solvents and coating materials	100.0
	Mitsui AgriScience International SA/NV	Belgium	Investments in crop protection businesses in Europe	100.0
	Mitsui Bussan Agro Business Co., Ltd.	Japan	Development and sales of fertilizers and agricultural products	100.0
	DAIICHI TANKER CO., LTD.	Japan	Operation of chemical tankers	100.0
	Mitsui Bussan Plastics Trade Co., Ltd.	Japan	Sales of plastics and chemicals	100.0
	Daito Chemical Industries, Ltd.	Japan	Production and sales of industrial chemicals	70.0
	Shark Bay Salt Pty. Ltd.	Australia	Production of salt	100.0
	Mitsui Electronics SCM (China) Co., Ltd.	Hong Kong, China	Electronics manufacturing service for liquid crystal parts	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Energy	Mitsui E&P Australia Pty Limited	Australia	Exploration, development and production of oil and natural gas	100.0
	Mitsui E&P Middle East B.V.	Netherlands	Exploration, development and production of oil and natural gas in Oman	81.4	100.0
	Mitsui Oil Exploration Co., Ltd.	Japan	Exploration, development and sales of crude oil and natural gas	53.5	53.0
	MitEnergy Upstream LLC	United States	Exploration, development and production of oil and natural gas	86.0	100.0
	Mitsui Gas Development Qatar B.V.	Netherlands	Development and production of natural gas and condensate	100.0
	Mitsui Sakhalin Holdings B.V.	Netherlands	Investments in Sakhalin Energy Investment Company Ltd.	100.0
	Mitsui Coal Holdings Pty. Ltd.	Australia	Investments in Australian coal business	100.0
	Mitsui Oil (Asia) Hong Kong Limited	Hong Kong, China	Physical and derivatives trading of oil and petroleum products	100.0
	Mitsui Oil Co., Ltd.	Japan	Sales of petroleum products in Japan	89.9
	Mitsui Marubeni Liquefied Gas Co., Ltd.	Japan	Sales of liquefied petroleum gas in Japan	60.0

Foods & Retail	Mitsui Norin Co., Ltd.	Japan	Manufacture and sales of food products	51.9	87.6
	PRI Foods Co., Ltd.	Japan	Production, processing and sales of broilers	77.8	77.9
	San-ei Sucrochemical Co., Ltd.	Japan	Manufacture and sales of sugars, pharmaceuticals, feedstuffs and other products	69.7	65.0
	MITSUI FOODS CO., LTD.	Japan	Wholesale of foods and beverages	99.9
	Toho Bussan Kaisha, Ltd.	Japan	Import and sales of agricultural and marine products	96.3
	VENDOR SERVICE CO., LTD.	Japan	Procurement and demand chain planning and management of food materials	100.0
	WILSEY FOODS, INC.	United States	Investments in processed oil food company	90.0
	Mitsui Alimentos Ltda.	Brazil	Export of coffee beans and domestic sales of roasted coffee	100.0
	MCM FOODS B.V.	Netherlands	Import and sales of canned food products and groceries	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Consumer Service & IT	Mitsui Bussan Inter-Fashion Ltd.	Japan	Planning and management of production and distribution of apparel	100.0
	BUSSAN REAL ESTATE CO., LTD.	Japan	Real estate sales, leasing and management	100.0
	Mitsui Bussan Woodchip Oceania Pty. Ltd.	Australia	Planting and production and sales of woodchip	100.0
	Mitsui Knowledge Industry Co., Ltd.	Japan	Planning, development and sales of information and communication systems	58.5	58.4
	J-SCube Inc.	Japan	Outsourcing services for data entry and other back-office tasks	100.0
	Mitsui Electronics Inc.	Japan	Sales of electronics device and equipment	100.0
	MBK Distribuidora de Produtos Eletronicos Ltda.	Brazil	Sales of home electric appliances and office equipment	100.0

Logistics & Financial Markets	Mitsui & Co. Energy Risk Management Ltd.	United Kingdom	Trading of energy derivatives	100.0
	Mitsui & Co. Precious Metals, Inc.	United States	Trading of precious metals	100.0
	Mitsui Bussan Precious Metals (Hong Kong) Limited	Hong Kong, China	Trading of precious metals	100.0
	Mitsui Bussan Commodities Ltd.	United Kingdom	Trading of non-ferrous metals	100.0
	Mitsui & Co., Principal Investments Ltd.	Japan	Investment in private equity	100.0
	MVC Corporation	Japan	Investment in venture businesses	100.0
	Mitsui Bussan Logistics Holdings Ltd.	Japan	Investments in domestic warehousing businesses	99.8
	Mitsuibussan Insurance Co., Ltd.	Japan	Non life and life insurance agency services	100.0
	TRI-NET (JAPAN) INC.	Japan	International integrated transportation services	100.0
	TRI-NET LOGISTICS (ASIA) PTE LTD	Singapore	International integrated transportation services	100.0

Americas	Mitsui & Co. (U.S.A.), Inc.	United States	Trading	100.0
	Mitsui & Co. (Canada) Ltd.	Canada	Trading	100.0
	Mitsui Brasileira Importacao e Exportacao S.A.	Brazil	Trading	100.0
	Steel Technologies Inc.	United States	Steel processing	100.0
	Champions Pipe & Supply, Inc.	United States	Sales of OCTG (steel pipe for oil & gas production) and other steel products for energy industry	100.0
	Mit Wind Power Inc.	United States	Investment in wind power generation company	100.0
	Mitsui Automotriz S.A.	Peru	Retail sales of automobiles and autoparts	100.0
	Road Machinery, LLC	United States	Sales of construction and mining equipment	100.0
	Ellison Technologies Inc.	United States	Sales of machine tools	88.8
	Intercontinental Terminals Company LLC	United States	Chemical tank leasing	100.0
	Novus International, Inc.	United States	Manufacture and sales of feed additives	65.0
	CornerStone Research & Development, Inc.	United States	Processing and packaging of healthcare foods and supplements	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	SunWize Technologies, Inc.	United States	Sales and installation of solar battery modules	100.0
	Fertilizantes Mitsui S.A. Industria e Comercio	Brazil	Production and sales of fertilizers	100.0
	Westport Petroleum, Inc.	United States	International trading of petroleum products and crude oil	100.0
	United Grain Corp.	United States	Grain merchandising	100.0
	Mitsui Foods, Inc.	United States	Import and sales of canned food products and groceries	100.0
	MBK Real Estate LLC	United States	Real estate-related business	100.0
	AFC HoldCo, LLC	United States	Investment in auto finance companies	87.5

Europe, the Middle East and Africa	Mitsui & Co. Europe Holdings PLC	United Kingdom	Management of business in Europe and Africa	100.0
	Mitsui & Co. Europe PLC	United Kingdom	Trading	100.0
	Mitsui & Co. Deutschland GmbH	Germany	Trading	100.0
	Mitsui & Co. Benelux S.A./N.V.	Belgium	Trading	100.0
	Mitsui & Co. France S.A.S.	France	Trading	100.0
	Mitsui & Co. Italia S.p.A.	Italy	Trading	100.0
	Mitsui & Co., Middle East Ltd.	United Arab Emirates	Trading	100.0
	MBK Real Estate Europe Limited	United Kingdom	Real estate-related business	100.0

Asia Pacific	Mitsui & Co. (Asia Pacific) Pte. Ltd.	Singapore	Trading	100.0
	Mitsui & Co. (Hong Kong) Ltd.	Hong Kong, China	Trading	100.0
	Mitsui & Co. (China) Ltd.	China	Management of business in China	100.0
	Mitsui & Co. (Shanghai) Ltd.	China	Trading	100.0
	Mitsui & Co. (Taiwan) Ltd.	Taiwan	Trading	100.0
	Mitsui & Co. Korea Ltd.	Republic of Korea	Trading	100.0
	Mitsui & Co. (Thailand) Ltd.	Thailand	Trading	100.0
	Mitsiam International Ltd.	Thailand	Trading	51.2	55.0
	Mitsui & Co. (Australia) Ltd.	Australia	Trading	100.0

All Other	Mitsui Bussan Trade Services Ltd.	Japan	Shared service center within Mitsui	100.0
	Mitsui & Co. Financial Services Ltd.	Japan	Financing services within the Group	100.0
	Mitsui & Co. Financial Services (Asia) Ltd.	Singapore	Financing services within the Group	100.0
	Mitsui & Co. Financial Services (Europe) B.V.	Netherlands	Financing services within the Group	100.0
	Mitsui & Co. Financial Services (U.S.A.) Inc.	United States	Financing services within the Group	100.0

(1)	MITSUI BUSSAN METALS CO., LTD. changed its name from Mitsui Bussan Raw Materials Development Corp. in April 2008 upon its merger with MITSUI BUSSAN METALS SALES CO., LTD.
(2)	MITSUI BUSSAN SOLVENT & COATING CO., LTD. changed its name to Mitsui Bussan Chemical Co., Ltd. in April 2009 upon its merger with Bussan Chemicals Co., Ltd.
(3)	Mitsui Bussan Plastics Trade Co., Ltd. changed its name from Nippon Trading Co., Ltd. in April 2008 upon its merger with Mitsui Bussan Plastics Co., Ltd. and Mitsui Bussan Plastics Kansai Co., Ltd.
(4)	Mitsui Marubeni Liquefied Gas Co., Ltd. changed its name from Mitsui Liquefied Gas Co., Ltd. in April 2008 upon its merger with Marubeni Gas Energy Co., Ltd.
(5)	PRI Foods Co., Ltd. changed its name from DAI-ICHI BROILER CO., LTD. in April 2008 upon its merger with K.K. Ichirei, Gordex Corporation and Hypor Japan Co., Ltd.

D.	Property, Plants and Equipment.

The following table provides a list of our principal property, plants and equipment as of March 31, 2009.

(Sft: Square feet, MT: Metric Ton)

Property, Plant and Equipment Description (Holder or Lessee Other than Mitsui)	Location	Size or Annual Production Capacity		Use of property

In Japan:

Mitsuibussan Building	Tokyo	1,321,572	Sft	Office use (Corporate Headquarters)

Osaka Mitsuibussan Building	Osaka	450,306	Sft	Office use

Nagoya Mitsuibussan Building	Nagoya	152,067	Sft	Office use

Hibiya Central Building	Tokyo	504,419	Sft	Office building for lease

Bussan Building Annex	Tokyo	204,275	Sft	Office building for lease

Human Resource Development Center	Shizuoka	83,863	Sft	Training facility

Land and equipment (Mitsui & Co. Steel Ltd.)	Yokohama	197,324	Sft	Steel processing factory

Land and equipment (Seikei Steel Tube Corp.)	Tochigi	195,290	Sft	Steel processing factory

Land and equipment (Mitsui Marubeni Liquefied Gas Co., Ltd.)	Ishikawa	852,072	Sft	Liquefied petroleum gas terminal

Land (MITSUI FOODS CO., LTD.)	Saitama	71,171	Sft	Distribution center

Land and equipment (PRI Foods Co., Ltd.)	Aomori	305,512	Sft	Broiler processing factory

Land and equipment (Mitsui Norin Co., Ltd.)	Yamanashi	339,871	Sft	Tea leaf processing factory

Land and equipment (San-ei Sucrochemical Co., Ltd.)	Aichi	817,433	Sft	Dextrose manufacturing factory

Wakamatsu Building & Shinsuna Bayside Building (Bussan Real Estate Co., Ltd.)	Tokyo	172,406	Sft	Office building for lease

Higashi Nakano Office Building (Mitsui Knowledge Industry Co., Ltd.)	Tokyo	36,317	Sft	Office use

Land (Mitsui Bussan Logistics Holdings Ltd.)	Chiba	649,753	Sft	Logistics center

Overseas:

Office space (Mitsui & Co. (U.S.A.), Inc.)	United States	205,132	Sft	Office space leased from others

Office building (Mitsui & Co. UK PLC)	United Kingdom	64,369	Sft	Office use

Equipment (Mitsui Iron Ore Development Pty. Ltd.)	Australia(1)	21,309,000	Mt	Mining equipment for iron ore

Equipment (Mitsui-Itochu Iron Pty. Ltd.)	Australia(1)	2,660,000	Mt	Mining equipment for iron ore

Land and plants (P.T. Kaltim Pasifik Amoniak)	Indonesia	579,397	Sft	Ammonia manufacturing plant

Equipment (Mitsui Coal Holdings Pty. Ltd.)	Australia(1)	7,148,000	Mt	Mining equipment for coal

Land and equipment (Steel Technologies Inc.)	United States	228,901	Sft	Steel processing factory

Chemical tank yard (Intercontinental Terminals Company LLC)	United States	11,495,355	Sft	Chemical tank

Senior service apartment (MBK Real Estate, Ltd.)	United States	146,628	Sft	Leasing asset

Land and plants (Novus International, Inc.)	United States	658,187	Sft	Methionine production facility

Office building (MBK Real Estate Europe Limited)	United Kingdom	75,486	Sft	Office building for lease

(1)	Information on our mining activities related to Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd. that are located in Australia is shown in “Mineral & Metal Resources Segment” and “Energy Segment” of “Item 4.B. Business Overview” and “Mining Activities” below.

In addition to the above, our major assets leased to others as of March 31, 2009 were as below:

•

Some companies, including Clio Marine Inc. (Liberia), Lepta Shipping Co., Ltd. (Liberia) and LPG Transport Service Ltd. (Bermuda), own ocean vessels leased to foreign and domestic shipping companies whose combined book value amounts to ¥32 billion; and

•

Some companies, including Mitsui Rail Capital Holdings Inc. (United States) and Mitsui Rail Capital Europe B.V. (Netherlands), own rolling stock mainly leased to railway companies in the United States and European countries amounting to ¥53 billion as book value.

For information on oil and gas producing activities, see “Supplementary Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report.

A portion of the land, buildings and equipment owned by us is subject to mortgages or other liens. As of March 31, 2009, the aggregate amount of such mortgages or other liens was ¥63 billion. We know of no material defect in our title to any of the properties or of no material adverse claim with respect to them, either pending or contemplated.

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

IRON ORE

Name of Joint Venture

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Name of Mines(1)	Location	Type of Mineral Resources(2)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Robe River Iron Associates
Mitsui Iron Ore Development Pty. Ltd. (33%)
Pilbara Region, Western Australia, Australia

Mesa J(3)	Robe Valley, south of the town of Pannawonica	Channel Iron Deposit	57.2	Railway and port (owned by Robe River Iron Associates and operated by Pilbara Iron Pty Ltd.)	Agreements for life of mine with Government of Western Australia	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

West Angelas(3)	Approximately 100 km west of the town of Newman	Marra Mamba	61.8	Same as above	Same as above	Open pit	Same as above

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Mt. Newman Joint Venture
Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)
Pilbara Region, Western Australia, Australia

Mt. Whaleback	Near the town of Newman, 426 km south of Port Hedland	Brockman Marra Mamba	62.6 61.9	Railway (owned and operated by Mt. Newman Joint Venture) and the Nelson Point shipping facilities at Port Hedland (owned and operated by Mt. Newman Joint Venture)	Mineral lease granted in 1967 under the Iron Ore (Mt. Newman) Agreement Act 1964 scheduled to expire in 2009 with rights for successive renewals for 21 years	Open cut	Sourced from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts

Yandi Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Marillana Creek	92 km north of Newman, 310 km south of Port Hedland	Channel Iron Deposit	57.2	Rail spur (owned by Yandi Joint Venture) connected to the main Newman/ Hedland line (owned and operated by Mt. Newmani Joint Venture) and the Nelson Point shipping facilities at Port Hedland (owned and operated by Mt. Newman Joint Venture)	Mining lease granted in 1991 under the Iron Ore (Marillana Creek) Agreement Act 1991 scheduled to expire in 2012 with the right to extend for additional 42 years	Open cut	Sourced from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Mt. Goldsworthy Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Northern (Yarrie) (Nimingarra)	210 km east of Port Hedland	Nimingarra	59.2	Railway (owned and operated by Mt. Goldsworthy Joint Venture) and the Nelson Point shipping facilities at Port Hedland (owned and operated by Mt. Newman Joint Venture)	Four mineral leases under the Iron Ore (Mt. Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy— Nimingarra) Agreement Act 1972, which have expiry dates between 2008 and 2028 with rights to successive renewals of 21 years.	Open cut	Sourced from Alinta Dewap’s Port Hedland gas-fired power station under long-term contracts

Area C	120 km northwest of Newman, 37 km southwest of Yandi	Brockman Marra Mamba	62.0 61.9	Rail spur (owned by Goldsworthy Joint Venture) connecting to the Yandi spur line (owned by Yandi Joint Venture) and then onto the main Newman/ Hedland line (owned and operated by Mt. Newman Joint Venture) and the Finucane Island shipping facilities at Port Hedland (owned and operated by Goldsworthy Joint Venture)	Same as above	Open cut	Sourced from Alinta Dewap’s Newman gas-fired power station under long-term contracts
(1)	“Name of Mines” indicates the names of principal producing mines.
(2)	“Channel Iron Deposit”, “Marra Mamba”, “Brockman” and “Nimingarra” refer to the types of iron ore that are found in the Pilbara region of Western Australia.
(3)	The percentage figures of “Fe Basis” of Mesa J and West Angelas represent the figures corresponding to mines, excluding the figures corresponding to stockpile components.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest(2)

Area of Mining Operation (Region, State, Country)

Name of Mines(3)	Location	Type of Resources	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

BHP Mitsui Coal Pty. Ltd.
BHP Mitsui Coal Pty. Ltd.(1) (20%)
Queensland, Australia

South Walker Creek	In the Bowen Basin, 100 km south-west of Mackay	Metallurgical coal and thermal coal	Railway (Queensland Rail) and port in Mackay	Leases have expiry dates between 2008 and 2020 and are renewable for such further periods as the Queensland Government allows.	Open cut	State owned grid

Poitrel	Same as above	Same as above	Same as above	Same as above	Same as above	Same as above

Bengalla Joint Venture
Mitsui Coal Holdings Pty. Ltd. (10%)
New South Wales, Australia

Bengalla	4 km west of Muswellbrook in the Upper Hunter Valley	Thermal coal	Railway and port at Newcastle	Leases granted by State	Open pit	State owned grid

Kestrel Joint Venture
Mitsui Coal Holdings Pty. Ltd. (20%)
Queensland, Australia

Kestrel	In the Bowen Basin, 300 km west of Rockhampton	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

Dawson Joint Venture
Mitsui Coal Holdings Pty. Ltd. (49%)
Queensland, Australia

Dawson (formerly “Moura”)	In the Bowen Basin 184 km south-west of Gladstone	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Open pit	State owned grid

German Creek Joint Venture
Mitsui Coal Holdings Pty. Ltd. (30%)
Queensland, Australia

German Creek	In the Bowen Basin, 240 km south-west of Mackay	Metallurgical coal	Railway and port at Mackay	Leases granted by State	Open pit and underground	State owned grid

(1)	“BHP Mitsui Coal Pty. Ltd.” indicates the name of the company established by BHP Billiton plc and Mitsui.
(2)	BHP Mitsui Coal Pty. Ltd. is our associated company in which Mitsui has 20% interest. Mitsui Coal Holdings Pty. Ltd. is our subsidiary which owns interests in Bengalla Joint Venture, Kestrel Joint Venture, Dawson Joint Venture and German Creek Joint Venture.
(3)	“Name of mines” indicates the names of principal producing mines.

A brief history and the present condition of each of the above-mentioned mines, including the current state of development, if applicable, are provided below.

IRON ORE

Name of Joint Venture

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Robe River Iron Associates

Mitsui Iron Ore Development Pty. Ltd. (33%)

Pilbara Region, Western Australia, Australia

Mesa J	The development of the Robe River project began in 1962(*) near Pannawonica. The Robe River project was commissioned and the first shipment was made in 1972. Iron ore reserves at the Mesa J production Base provide the cornerstone of Pannawonica’s sinter fines and lump output. Development of Mesa J began in 1992, and all mine administration, workshops, warehousing and other support facilities were integrated there in 1994. The mine produces Rove River fines and lump, which are pisolitic iron ore products. Process Plant 1 was commissioned in 1999 and Process Plant 2 in 2001. The plant processes clay-contaminated pisolite, sub-grade material which was once discarded, to reduce contaminants and retain on-specification ore. In December 2007, the joint venture decided to develop Mesa A / Warramboo mine which will have a full scale capacity of 25 million tons per annum and is expected to start production in 2010. The total capital cost will be estimated at US$901 million. The total mine life of Mesa A is expected to be 11 years. With this addition, total production of Robe Valley pisolite ore will be maintained at 32 million tons per annum.

West Angelas	The development of West Angelas began in 1998. Mining of ore commenced in March 2002. The West Angelas deposits contain Marra Mamba type iron ore with higher iron content than Robe River’s Mesa J mine. The West Angelas operation is comprised of an open pit mine, a crushing and screening ore processing plant producing lump and sinter fines iron ore, as well as stockpiling, reclaiming and train-loading facilities. Further expansion of the West Angelas mine was completed in October 2005. This US$105 million project took the mine’s production capacity to 25 million tons per year. Robe River Iron Associates uses a dedicated rail system, operated by Pilbara Iron, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert. Also, a US$200 million rail expansion project to duplicate almost 100 kilometers of track and associated interconnection and infrastructure to increase the capacity of the Pilbara Iron main line was completed in the first quarter of 2006. A further expansion plan to increase port capacity at Cape Lambert from nameplate capacity of 55 to 80 million tones per year was completed in November 2008, ahead of time with the total capital cost of US$860 million. Progressive capacity will ramp up in the first half of 2009.

(*)	The Robe River project was originally started by Cleveland Cliffs Iron Company, an iron and steel producer in the United States. Since then, there were major changes in ownership before Rio Tinto took a 53% stake in Robe River Iron Associates in 2000.

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

The facilities at Mt. Whaleback include primary and secondary crushing plants with a nominal capacity of 35 million tons of product per year, a heavy media beneficiation plant with an annual capacity of 8 million tons and a train-loading facility. An additional primary and secondary crushing plant is present at Orebody 25 with a nominal capacity of 8 million tons of product per year. A crusher and train-loading facility are also located at Orebody 18.

Yandi Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Marillana Creek	Development of the ore body began in 1991 and the project’s first shipment of iron ore was in March 1992. Capacity was progressively expanded between 1994 and 2003 and the current capacity is 42 million tons per annum. Two processing plants and a primary crusher and overland conveyor are used to crush and screen the Yandi ore and deliver it to one of two train loading facilities.

Mt. Goldsworthy Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Northern (Yarrie) (Nimingarra)	Mt. Goldsworthy was commissioned in 1966 in the North Area. The original Goldsworthy mine was closed in 1982 and mining operations ceased at Shay Gap mine in 1993. Since then, mining has continued from the adjacent Nimingarra and Yarrie, 30 kilometers to the south-east. The primary crushers at Yarrie and Nimingarra, with a combined capacity of 8 million tons of products per year, have been placed into care and maintenance. Yarrie is currently using mobile in-pit crushing plant at a rate of 2 million tons of products per year. The ore is crushed and then railed to Port Hedland.

Area C	In October 2003, the joint venture opened the new Area C mine located 120 kilometers north-west of Newman, which produces Brockman ore and Marra Mamba ore deposits, which are sold under the trademark MAC. An ore processing plant, primary crusher and overland conveyor are located at Area C with a capacity of 42 million tons of products per year. All production from the Mt. Goldsworthy Northern (Yarrie and Nimingarra) is transported on a separate railway to Port Hedland. Ore from Area C is transported via a 39 kilometer new section of railway to the Yandi mine which then connects to the Newman main line to Port Hedland.

Development projects at joint ventures with BHP Billiton Ltd.	The three joint ventures, namely, Mt. Newman joint venture, Yandi joint venture and Mt. Goldsworthy joint venture have been planning for staged expansions of supply capacity. As a step, in October 2005 they approved the Rapid Growth Project 3 (RPG3) to add 20 million tons per annum to their capacity, upgrading combined capacity to 129 million tons per annum by 2007. The capital expenditure for the expansion work totaled A$2.2 billion (Mitsui’s share was approximately A$150 million). The expansion focused mainly on the Area C mine and encompassed expansions of rail systems and the loading port, including the rebuilding of the ‘C’ berth at Finucane Island. RGP3 was completed by 2008. In addition, in March 2007, the joint ventures approved the Rapid Growth Project 4 (RGP4) to increase annual production capacity to 155 million tons per annum by early 2010. The capital expenditure for the expansion will total approximately A$2.7 billion. The expansion includes development of a new crushing and screening plant, as well as additional stockyard, car dumping and train loading facilities at Mt. Whaleback. Furthermore, in November 2008, the joint ventures approved the Rapid Growth Project 5 (RGP5) with a total capital investment of US$5.6 billion. RGP5 will increase installed capacity by 50 million tons to 205 million tons per annum. RGP5 is expected to deliver first production in the second half of 2011. The majority of production growth will come from the Yandi and Mining Area C operations. RGP5 will also deliver significant infrastructure upgrades including additional shipping berths at the Port Hedland inner habour (Finucane Island), substantial double tracking of the rail system and additional crushing, screening and stockpiling facilities at Yandi.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

BHP Mitsui Coal Pty. Ltd.

BHP Mitsui Coal Pty. Ltd. (20%)

Queensland, Australia

South Walker Creek	The joint venture commissioned Riverside in 1983, and its reserves were depleted in March 2005. South Walker Creek became operational in 1996. It produces pulverized coal injection (PCI) product and minor quantities of by- product energy coal. South Walker Creek has a production capacity of 3.8 million tons per year. BHP Mitsui Coal holds undeveloped leases in the Bowen Basin.

Poitrel	Construction for the Poitrel mine commenced in early 2006 and first coal was produced in October 2006. The mine has a production capacity of 3.0 million tons per annual of metallurgical and PCI coals.

Bengalla Joint Venture Mitsui Coal Holdings Pty. Ltd. (10%) New South Wales, Australia

Bengalla	Development consent was granted in 1996 and production commenced in 1999. Coal & Allied, Rio Tinto’s subsidiary in Australia, acquired its interest in Bengalla in 2001. Its coal preparation plant has been designed to allow the mine to produce low ash thermal coal for export. Production in 2008 was 5.4 million tons of thermal coal.

Kestrel Joint Venture Mitsui Coal Holdings Pty. Ltd. (20%) Queensland, Australia

Kestrel	The Kestrel Coal mine, previously known as Gordonstone Mine, commenced operation in 1992. Coal is extracted by underground mining. The mine has two longwall units that are operated alternately to minimize downtime and ensure seamless production and reliability. The Kestrel Preparation Plant has been designed to allow the mine to produce low ash coking coal and high energy thermal coal. Production in 2008 was 4.0 million tons saleable high quality coking coal and export thermal coal. In January 2008, joint venture approved development of the new mining area for extend the operation period of Kestrel Joint Venture as the existing mining area is expected to be exhausted in 2014. Construction of this project started in August 2008 and the total capital expenditure will be A$1,443 million. The operation is expected to commence in 2012 and the project estimates a maximum 6.5 million tons per annum coal production with 20-year operation.

Dawson Joint Venture Mitsui Coal Holdings Pty. Ltd. (49%) Queensland, Australia

Dawson (formerly “Moura”)	Dawson Joint Venture was originally called Moura Joint Venture. The Moura Mine commenced operation in 1961. Since 1994, all production at Moura has been from its surface operation. Production tonnage has been increasing steadily throughout the years. After a few changes of ownership, Anglo Coal acquired a 51% share in 2002. In September 2003, the adjacent Theodore deposit was developed which further expanded its capacity. Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalize their existing operations at the Moura mine and to establish two additional operations on adjacent tenures. The new and expanded operations are known as the Dawson Complex. Moura Joint Venture has already changed its name to Dawson Joint Venture. The joint venture’s capital expenditure was estimated in excess of A$1 billion. Expansion work of the Dawson complex was completed in the year ended March 31, 2008, aiming to boost annual coal production from the present capacity of 6.5 million tons per annum to 12.7 million tons of metallurgical and thermal coals.

German Creek Joint Venture Mitsui Coal Holdings Pty. Ltd. (30%) Queensland, Australia

German Creek	Open pit mining commenced in 1981. Underground mining in the Central Colliery area started in 1984, while underground mining in the Southern Colliery area began in 1988. Grasstree is a new underground mine which commenced production in 2006 and produces hard coking coal for our export markets. In addition, the joint venture has started the development of Lake Lindsay mine, a new open cut mine adjacent to German Creek mine, with estimated ultimate completion during 2009, to increase the aggregate annual production from 6 to 10 million tons per annum and to extend the total joint venture’s mine life by about 11 years.

Production Tonnage

IRON ORE

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company		In Thousands of Tons
			Year Ended March 31,
			2009		2008		2007
		Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Pannawonica(1)			21,810	7,197	26,132	8,624	28,960	9,557

West Angelas			23,773	7,845	26,756	8,829	24,866	8,206

Mt. Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia

Mt. Whaleback(2)			37,993	2,660	42,808	2,997	39,828	2,788

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Marillana Creek			45,859	3,210	46,253	3,238	40,872	2,861

Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Northern (Yarrie) (Nimingarra)			1,632	114	1,041	73	3,341	234

Area C			42,038	2,943	27,744	1,942	24,011	1,681

Sesa Goa Limited(3)	Sesa Goa Limited	India

Codli, Sonshi		Goa	—	—	—	—	4,125	2,104

Chitradurga, Hospet		Karnataka	—	—	—	—	1,433	736

		TOTAL	173,105	23,969	170,734	25,703	167,446	28,167

(1)	The Pannawonica mine is composed of Mesa J, a producing mine, and other adjacent mines.
(2)	“Name of Mines” indicates the names of principal producing mines.
(3)	We sold our whole stake in Sesa Goa Limited in April 2007.

COAL

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company		In Thousands of Tons
			Year Ended March 31,
			2009		2008		2007
		Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.(1)	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
South Walker Creek			2,862	572	3,422	684	3,049	610
Poitrel			2,270	454	1,438	288	373	75
Bengalla Joint Venture(2)	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5,357	536	5,155	516	5,544	554
Kestrel Joint Venture(2)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	4,018	804	3,621	724	3,592	718
Dawson Joint Venture (formerly “Moura Joint Venture”(2))	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	6,936	3,399	5,984	2,932	6,903	3,382
German Creek Joint Venture(2)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	8,031	2,409	5,880	1,764	4,522	1,357

		TOTAL	29,474	8,174	25,500	6,908	23,983	6,696

(1)	Productions of BHP Mitsui Coal Pty. Ltd. indicate productions for the years ended June 30, 2008, 2007 and 2006.
(2)	Productions of joint ventures Bengalla, Kestrel, Dawson and German Creek indicate productions for the years ended December 31, 2008, 2007 and 2006.

Reserve Tonnage

IRON ORE

Reserves of iron ore classified according to operator are presented in the tables below.

Operator: Rio Tinto Ltd.(1)(2)(3)

Reserves as disclosed by Rio Tinto Ltd. consist of proved and probable reserves.

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company			In Million of Tons
				Year Ended December 31,
				2008			2007			2006
		Location	Type of Mine	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica(4)			Open Pit	267	57.2	88	288	57.2	95	327	18
			Stockpile	20	56.9	7	16	56.9	5	17	6
West Angelas			Open Pit	368	61.8	121	385	61.8	127	403	133
			Stockpile	6	58.0	2	6	59.3	2	6	2

(1)	Iron ore reserves are shown as recoverable reserves of saleable product after accounting for all mining and processing losses. Mill recoveries are not shown.
(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2008, 2007 and 2006.
(3)	Iron ore price (based on a three year average historical price to June 30 2008) used to test whether the reported reserve estimate could be economically extracted was Australian benchmark price (fines) – US$0.79 per dry metric ton unit.
(4)	The Pannawonica mine is composed of Mesa J, a producing mine, and some adjacent mines.

Operator: BHP Billiton Ltd.(1)(2)(3)(4)(9)(10)(11)

Reserve amounts of Mt. Newman, Yandi and Mt. Goldsworthy consist of proved and probable reserves.

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company			In Millions of Tons
				Year Ended June 30,
				2008			2007			2006
		Location	Ore Type	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share
Mt. Newman Joint Venture(5)	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			BKM	823	62.6	58	780	62.6	55	733	51
			MM	65	61.9	5	67	62.2	5	66	5
Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Northern(6)			NIM	24	59.2	2	3	59.9	0	7	0
(Yarrie)
(Nimingarra)
Area C(7)			BKM	180	62.0	13
			MM	396	61.9	28	418	61.9	29	442	31
Yandi Joint Venture(8)	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			CID	1,092	57.2	76	913	57.5	64	848	59

(1)	The reserves are divided into joint ventures and material types that reflect the various products produced. The West Australian ore types are classified as per the host Archaean or Proterozoic banded iron formations. Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, CID – Channel Iron Deposit.
(2)	For Mt. Newman, Mt. Goldsworthy and Yandi joint ventures tonnages represent wet tons based on the following moisture contents: BKM - 3%, MM - 4%, CID - 8%, NIM - 3.5%. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed).
(3)	Metallurgical recoveries for the operations are 100% except for Mt. Newman Joint Venture BKM where recovery is 92%.
(4)	Some cut-off grades have been adjusted to align with revised product strategy. Cut-off grades used to estimate reserves: Mt.Newman 50-62%Fe for BKM, 59%Fe for MM; Mt.Goldsworthy 50%Fe for NIM, 57%Fe for MM, 59.5%Fe for BKM; Yandi 55-55.5%Fe for CID.
(5)	Changes to Mt. Newman Joint Venture for 2008 are due to additional deposit definition drilling, new geological interpretation and deposit models for Whaleback, Orebody 24, Orebody 25 Pit 4 and Orebody 30, and changed MM and BKM (except Whaleback) cut-off grade from 60%Fe to 59%Fe.
(6)	Changes to Mt. Goldsworthy Joint Venture Northern for 2008 are due to the inclusion of Cundaline, Nimingarra A and B deposits, and a change in cut-off from 58%Fe to 50%Fe for Cattle Gorge.
(7)	Changes to Mt. Goldsworthy Joint Venture Area C for 2008 are due to additional deposit definition drilling, new geological interpretation and deposit models for A Deposit, Packsaddle 1 and 3, New Reserve for Packsaddle 1 and 3 (BKM).
(8)	Changes to Yandi Joint Venture for 2008 are due to a change in cut-off grade from 56%Fe to 55%Fe and 55.5%Fe, additional deposit definition drilling, new geological interpretation and deposit modeling for Yandi W1 and E4, and new pit designs.
(9)	Reserves provided in the table above indicate reserves as of the end of June 2008, 2007 and 2006.
(10)	Reserves provided in the table above do not exceed the quantities that we estimate could be extracted economically if future prices at similar levels to long-term contracted prices for the three years to December 31, 2007.
(11)	“Name of Mines” indicates the names of principal producing mines.

COAL

In the table below, coal reserves are shown as marketable reserves, which are tonnage after accounting for extraction and processing and preparation losses.

Operator: BHP Billiton Ltd.(1)(2)

	Mitsui’s Subsidiary or Associated Company	Location	In Millions of Tons
Joint Venture or Investee and Name of Mines			Year Ended June 30,
				2008			2007			2006
			Coal Type	Total Reserve	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.(1)	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
South Walker Creek			Met/Th	31	0.39	6	35	0.37	7	34	7
Poitrel			Met/Th	53	0.36	11	51	0.36	10	—	—

(1)	Reserves provided in the table above indicate reserves as of the end of June 2008, 2007 and 2006. Poitrel mine commenced production in November 2006.
(2)	Coal Types are Met – metallurgical and Th – thermal coal.

Operator: Rio Tinto Ltd.(1)(2)

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	In Millions of Tons
			Year Ended December 31,
				2008				2007				2006
			Coal Type	Total Reserve	Calorific Value (MJ/kg)	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Calorific Value (MJ/kg)	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share
Bengalla Joint Venture(2)	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	Th	132	28.21	0.47	13	137	28.21	0.47	14	150	15
Kestrel Joint Venture(2)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met/Th	131	31.60	0.59	26	136	31.60	0.59	27	112	22

(1)	Reserves provided in the table above indicate reserves as of the end of December 2008, 2007 and 2006.
(2)	Coal Types are Met – metallurgical and Th – thermal coal.

Operator: Anglo American Plc.(1)(2)

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	In Millions of Tons
			Year Ended December 31,
				2008		2007		2006
			Coal Type	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Dawson Joint Venture(2) (formerly Moura Joint Venture)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met/Th	274	134	281	138	288	141
German Creek Joint Venture(2) (including Lake Lindsay Mine)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met	147	44	140	42	168	50

(1)	Reserves provided in the table above indicate reserves as of the end of December 2008, 2007 and 2006.
(2)	Coal Types are Met – metallurgical and Th – thermal coal.

Equity Production Tonnage and Reserves through associated company (IRON ORE)

We hold a 15% profit share in Valepar S.A., which held a 33.3% profit share of the common stock and preferred stock of Vale S.A. (the former Companhia Vale do Rio Doce, which has been renamed legally effective May 22, 2009) as of December 31, 2008. Accordingly, 5.0% (33.3% x 15%) of Vale’s production and reserve amounts are indirectly attributable to us. The following table provides iron ore production and reserve amounts for Vale, and Mitsui’s share of the production and reserve amounts of Vale.

Production Tonnage (for the year ended December 31)

Millions of Tons
2008		2007		2006
Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
293.4	14.7	295.9	14.4	264.2	12.9

Proven and Probable Reserves (as of December 31)

Millions of Tons
2008			2007			2006
Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Mitsui’s Share
14,328.8	59.0	716.0	7,267.8	56.9	353.9	7,619.3	371.0

Vale’s iron ore reserve estimates increased from 7,267.8 to 14,328.8 million tons. The increase mainly reflects (i) the inclusion of the huge reserves of S11, part of the Serra Sul deposit in Carajás, (ii) the expansion of the N4W reserves into a continuous body to the south of the deposit, and (iii) the inclusion of the low-grade itabirite reserves for the Vargem Grande complex (the Tamanduá, Capitão do Mato and Abóboras mines). All of these deposits have been intensively drilled over the past four years, and the related projects (Serra Sul, Carajás 130 Mt, and Vargem Grande (formerly Itabiritos)) are now in feasibility or pre-feasibility stages. Moreover, Vale’s reserve estimates for Segredo/João Pereira increased due to the expansion of the open-pit project, which was undertaken in order to include low-grade materials, that will be used to feed a new concentration plant. Changes in the other reserves reflect mining production during the year and small changes in new updated geological models and/or pit designs and reserve classifications.

Oil and Gas Producing Activities

The following table shows crude oil, condensate, natural gas liquids and natural gas production from our reserves for the three fiscal years indicated:

Production Information

	Millions of Barrels						Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)						Natural Gas(1)(3)
	Consolidated Companies			Associated Companies		Worldwide	Consolidated Companies			Associated Companies		Worldwide
Year Ended March 31,	Oceania and Asia	Middle East	Others	Oceania	Others		Oceania and Asia	Middle East	Others	Oceania	Others
2009	19	3	2	5	1	30	98	5	5	44	2	154
2008	16	3	2	5	1	27	107	6	5	44	3	165
2007	11	3	1	6	4	25	96	6	3	45	6	156

The following tables show proved reserves and proved developed reserves of crude oil, condensate, natural gas liquids and natural gas as of the ending date of three fiscal years indicated:

Proved Reserve Information:

Proved Reserves

	Millions of Barrels								Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)								Natural Gas(1)(3)
	Consolidated Companies				Associated Companies			Worldwide	Consolidated Companies				Associated Companies			Worldwide
As of March 31,	Oceania and Asia		Middle East	Others	Oceania	Others			Oceania and Asia		Middle East	Others	Oceania	Others
2009	61	(4)	17	13	33	3		127	632	(4)	44	25	714	185		1,600
2008	74	(4)	18	14	35	4	(5)	145	664	(4)	32	31	722	189	(5)	1,638
2007	72	(4)	23	15	37	91		238	344	(4)	31	38	740	1,668		2,821

Proved Developed Reserves(2)

	Millions of Barrels							Billions of Cubic Feet
	Crude Oil, Condensate and Natural Gas Liquids(1)							Natural Gas(1)(3)
	Consolidated Companies				Associated Companies		Worldwide	Consolidated Companies				Associated Companies		Worldwide
As of March 31,	Oceania and Asia		Middle East	Others	Oceania	Others		Oceania and Asia		Middle East	Others	Oceania	Others
2009	44	(4)	14	10	21	3	92	353	(4)	29	15	392	181	970
2008	55	(4)	14	11	20	3	102	322	(4)	15	21	454	182	994
2007	46	(4)	18	11	21	24	120	299	(4)	19	24	385	11	738

(1)	1 barrel of crude oil = 5,800 cubic feet of natural gas
(2)	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 34 percent as of March 31, 2007 and relatively low. The expected costs to develop these undeveloped reserves were estimated to be ¥502 billion in total as of March 31, 2007. The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 64 percent as of March 31, 2008 and the expected costs to develop these undeveloped reserves were estimated to be ¥248 billion in total as of March 31, 2008. This large proportion change is mainly due to the reduction of Mitsui’s interest in Sakhalin II project. The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 64 percent as of March 31, 2009 and almost same level compared to the percentage as of March 31, 2008. The expected costs to develop these undeveloped reserves were estimated to be ¥369 billion in total as of March 31, 2009.
(3)	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.
(4)	Includes total proved reserves attributable to Mitsui Oil Exploration Co., Ltd. of 19 million, 37 million and 32 million barrels of Crude oil, Condensate and Natural Gas Liquids and 265 billions, 636 billions and 584 billions of cubic feet of Natural Gas in March 2007, 2008 and 2009, as well as proved developed reserves of 18 million, 18 million and 19 million barrels of Crude oil, Condensate and Natural Gas Liquids and 227 billions, 294 billions and 339 billions of cubic feet of Natural Gas in March 2007, 2008 and 2009, respectively, in which there were a 49.7 percent, 48.5 percent and 46.5 percent minority interest.
(5)	Includes decreases of 96 million barrels in sales of Crude oil, Condensate and Natural Gas Liquids and 1,658 billions of cubic feet in sales of Natural Gas in place, which were mainly related to the reduction of Mitsui’s interest in Sakhalin II project.

The estimated net quantities of oil and gas applicable to long-term supply or similar agreements with foreign governments or authorities in which Mitsui acts as producer have not exceeded, nor do they now exceed, one percent of the amount of our total proved reserve for the respective commodity. The tables above reflect such estimated net quantities.

Furthermore, the estimated net quantities of oil and gas received during each of the last three fiscal years applicable to long-term supply or similar agreements with foreign governments or authorities in which Mitsui acts as producer have not exceeded, nor do they now exceed, one percent of the amount of our total annual production of the respective commodity.

Information on our oil and gas producing activities, which also reflects the immediately preceding sentence, is shown in the “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report. Also see “Item 5. Operating and Financial Review and Prospects—Operating Results by Operating Segment—Energy Segment.”

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2009 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission and which we believe are material.

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

Trends in the price of and supply-demand for mineral resources and energy

In recent years, we have observed a rapid growth in the operating results from our mineral resources and energy producing activities; and, the significance of these operations to our overall operating results has increased dramatically. These results have been brought on by rising prices as well as increased production, reflecting globally tightened supplies and increased demands and increased prices of mineral resources and energy that have been driven by expanding demand from emerging countries, particularly China. Furthermore, management recognize that for some time to come such global supply-demand balance and price fluctuations of mineral resources and energy will continuously have a material impact, positive or negative, on our operating results, financial condition and business. For further information regarding trends and prospects in this field, refer to the sections relating to the Mineral & Metal Resources Segment and the Energy Segment in “Operating Results by Operating Segment.”

Investment plans and cash flow from investing activities; and financial leverage

Consistent with our Medium-Term Management Outlook announced in May 2006, we have been engaged in establishing a group-wide strategic business portfolio, by leveraging proactive investment activities in the four business areas of Mineral Resources and Energy; Global Marketing Networks, including steel products, chemicals and machinery; Infrastructure, including power generation; and Consumer Services, including outsourcing services and content businesses. In parallel, management monitors the progress of investment plans quarterly and addresses divestitures of existing assets in order to maintain an optimum portfolio structure and also to generate additional cash flows as a source for the above-mentioned investments. Mitsui is monitoring and managing a group-wide financial leverage seeking to secure an efficient return on equity as well as maintaining and improving credit ratings and financial stability in order to secure necessary capital resources for investments as well as to refinance our interest bearing debt. For further information regarding details of expenditures and our financial policy, refer to “Liquidity and Capital Resources.”

*	Operating Income

Operating income is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Results of Operations

Summary of Operations for the Years Ended March 31, 2009 and 2008

Principal developments in the economic environment that influenced our operations during the years ended March 31, 2009 and 2008 included the following:

Operating Environment for the Year Ended March 31, 2009

During the first half of the current fiscal year, the United States economy continued to expand steadily supported by strong exports and by better-than-expected consumer spending boosted by the tax rebates made in spring that tended to mitigate the effects of the increases in the prices of oil and food products. The Asian economy also continued to show strong growth boosted by expanded domestic construction and capital investments as well as increases in exports, mainly in China, despite the fact that inflation in the region had risen due to a continued run-up in energy and food prices.

However, in September what had begun in the summer of 2007 with market turmoil surrounding U.S. subprime mortgages turned into a financial tsunami engulfing the largest U.S. insurance company and triggering the largest U.S. bankruptcy and rapidly transformed into a full-blown global financial crisis in the fall of 2008.

In the United States, the contraction in activity in 2009 is triggering a rapid demand destruction coupled with sharp declines in equity markets. Authorities have implemented various drastic plans for rehabilitating the financial sector as well as continued policy support to bolster domestic demand. Global economic activity has continued to decline ever since then, with advanced economies experiencing their sharpest declines in the post-war era, reflecting an intensification of the corrosive interplays between the financial crisis and real activity, notwithstanding continued policy efforts.

In the Euro area, the decline in activity in 2009 reflects a sharp collapse in external demand, the impact of housing market corrections in some member states, and an intensification of financing constraints.

Growth also plunged across a broad front of emerging and developing economies, as well as in low-income economies, reflecting the interaction of weakening external demand, tightening financial constraints, and plunging commodity prices.

Emerging Asia is being hurt through its reliance on manufacturing exports. The region’s manufacturing activity has been particularly hurt by collapsing IT exports. Growth in China is also slowing from higher growth rates of the past years albeit domestic demand is being supported by strong policy stimulus.

In Japan, the sharp fall in output reflects plunging net exports and business investment and faltering private consumption. The financial sector—though not at the epicenter of the crisis—is also suffering ill effects. The dramatic decline of export volumes which had been growing steadily, resulted in an unprecedented destocking, downward revisions of business investment plans and employment adjustment throughout nearly every industry. Responding to such a critical situation, the Japanese government implemented a policy stimulus and the Bank of Japan reduced the policy interest rate and purchased Japanese government bonds.

Commodity markets too are at a crossroad. Prices in energy, metals and all other commodity markets fell sharply reflecting slower growth and an increase in risk aversion. Future oil price (WTI) reached the highest price ever of U.S.$147.27 in July 2008, and then fell sharply to U.S.$33 per barrel at one time in December. Japanese Yen appreciated against almost all currencies and even reached ¥87 against U.S.$1.00 at one point. Nikkei Stock Average continued to move downward amid the same downward trend in the global equity markets, and plunged to less than ¥7,000, which is its lowest daily price after the bubble era.

The external factors influencing operating results and our businesses are 1) sharp curtailment in shipments for coal and iron ore triggered by the economic downturn despite contribution from large increases in annual contract prices for the two commodities, 2) plunging oil prices, 3) lower sales and drop in prices of various merchandise as a result of rapid global demand destruction and unprecedented destocking throughout almost every value chain and 4) continued precipitation of equity markets all over the globe. Notwithstanding a significant downward revision to the forecast, downside risks continue to dominate. Yet, global financial and economic conditions could rebound faster than anticipated if policy measures are credibly strengthened. While exceptional uncertainty far exceeds that seen during typical downturns, the right policies could help remedy the “crisis of confidence”, providing a lift to spending and growth. In this regards, we intend to be cautiously optimistic.

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

Overview of the Financial Results for the Year Ended March 31, 2009

•	Operating results

The group posted consolidated net income of ¥177.6 billion, a sharp decline of ¥232.5 billion, or down 56.7%, from ¥410.1 billion for the corresponding previous year. Major developments during the two fiscal years were as follows;

—

Operating results during the first half of the current fiscal year were solid reflecting a continued broad-based surge in the emerging and developing economies. Following the banking crisis that erupted in mid-September 2008, the financial markets unraveled and took with them consumer confidence. The rapid demand destruction and unprecedented destocking throughout nearly every value chain resulted in lower sales volume and a sharp drop in prices of all merchandise which triggered a decline in net income of all segments excluding the Energy Segment and Asia Pacific

Segment compared with the previous fiscal year. The Energy Segment reported an increase in net income due to the time lag in consolidating their earnings into our operating results as well as the price formulas while the Asia Pacific Segment posted an increase reflecting the higher prices of coal and iron ore.

—	With the scale and scope of the current financial crisis taking the global economy into uncharted waters, the Group recognized additional impairment losses on unlisted securities, goodwill and long lived assets including real estate related losses in the Consumer Service & IT Segment and the Europe, the Middle East and Africa Segment and impairment losses on goodwill and long lived assets in the Americas Segment, after reviewing business plans of relevant businesses in the three month period ended March 31, 2009.

—	Due to the sharp decline in equity markets, the Group recognized impairment losses of ¥117.4 billion including those of listed securities such as those of Mitsui Chemical held by the Chemical Segment, Nippon Steel Corporation held by the Iron & Steel Products Segment and Yamaha Motor held by the Machinery & Infrastructure Projects Segment. In addition, reflecting declines in listed shares of Sims Metal Management Limited (Australia) and Penske Automotive Group (United States), Inc., we recognized impairment losses in equity in earnings of associated companies-net for both companies.

—

Substantial one-off gains on sales of securities and divestiture in the previous year amounting to approximately ¥93 billion (after tax) were recorded. Those gains include sales of the Group’s stakes in mineral resources and energy businesses, such as Sesa Goa Limited (India), Sakhalin II in Russia, Wandoo Petroleum Pty. Ltd. (Australia) and EBM (Brazil)(*1), gains on sale of aircraft held by Tombo Aviation, Inc. (United States) as well as a gain on land sale in Europe in the automotive field.

—	Return-on-Equity for the year ended March 31, 2009 was 8.7%, a decline of 10.4 percentage points from 19.1% for the previous year.

•	Financial condition

Total assets as of March 31, 2009 were ¥8.4 trillion, a decline of ¥1.1 trillion from ¥9.5 trillion as of March 31, 2008.

With prices of virtually all merchandises including commodities plummeting from the three month period ended December 31, 2008, current assets declined by ¥0.6 trillion. Investments and plant, property and equipment (“PPE”) declined by ¥0.5 trillion compared to the previous fiscal year end. The decline was attributable to decreases in investment in foreign associated companies, in PPE held by foreign subsidiaries and in listed securities resulting from the appreciation of the Japanese Yen against major currencies and sharp decline in equity markets all over the world in the second half of the current fiscal year, partially offset by additional investment in Valepar S.A. (Brazil) and various capital expenditures for the expansions made by the Mineral & Metal Resources and the Energy segments. Shareholders’ equity as of March 31, 2009 was ¥1.9 trillion, a decline of ¥0.3 trillion from ¥2.2 trillion as of March 31, 2008, due to the stronger Japanese Yen and lower equity prices offset by a slight increase in retained earnings. Net Debt-to-Equity Ratio (“Net DER”)(*2) as of March, 2009 was 1.34 times, an increase of 0.07 point from 1.27 times as of March 31, 2008.

•	Cash flows

As operating income slightly increased to ¥394.7 billion and cash inflow from the collection of trade receivables as well as changes in other operating assets and liabilities contributed positively, net cash

(*1)	Empreendimentos Brasileiros de Mineração S.A.
(*2)	Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity. See “Liquidity and Capital Resources—Use of Non-GAAP Financial Measures.”

provided by operating activities for the year ended March 31, 2009 was ¥582.7 billion. Net cash used in investing activities for the year ended March, 2009 was ¥290.9 billion due mainly to an additional investment in Valepar S.A., and other expansion related expenditures for natural resources in the Mineral & Metal Resources and the Energy Segments. As a result, free cash flow (*3) for the year ended March 31, 2009 was net inflow of ¥291.8 billion.

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

Total assets as of March 31, 2008 were ¥9.5 trillion, a decline of ¥0.3 trillion from ¥9.8 trillion as of March 31, 2007. Despite active investing activities mainly at the Machinery & Infrastructure Projects, the Mineral & Metal Resources, the Energy and the Americas segments combined total of investments and plants, property and equipment (“PPE”) declined by ¥0.2 trillion due to:

—	a partial divestiture of our stake in the Sakhalin II project by ¥0.2 trillion; and

—	the impact from a decline in the domestic stock market and appreciation of the Japanese yen against the U.S. dollar, which resulted in net ¥0.2 trillion decline in combined sum of unrealized holding gains and losses on available-for-sale securities and foreign currency translation adjustments in accumulated other comprehensive income (loss).

As of March 31, 2008, shareholders’ equity was ¥2.2 trillion as a result of current year earnings, and Net Debt-to-Equity Ratio (“Net DER”) was 1.27 times, a decline of 0.20 point from 1.47 times as of March 31, 2007. Return on Equity (“ROE”) during the period on an annualized basis is computed as 19.1%.

•	Cash flows

Net cash provided by operating activities for the year ended March 31, 2008 was ¥415.8 billion, an increase of ¥176.5 billion from the year ended March 31, 2007, reflecting steady growth in operating income. Net cash used by investing activities was ¥104.8 billion, reflecting the above-mentioned new investments and expansion projects largely offset by the material divestitures of interests in Sakhalin II project, Sesa Goa Ltd., and other assets.

(*3)	Free cash flow is sum of net cash provided/(used) by operating activities and net cash provided/(used) by investing activities. See “Liquidity and Capital Resources—Use of Non-GAAP Financial Measures.”

Impact of Foreign Currency Exchange Fluctuation on Operating Results for 2009

Total sum of net income for the years ended March 31, 2009 and 2008 reported by overseas subsidiaries and associated companies were ¥254.0 billion and ¥306.9 billion, respectively. These companies principally use U.S. dollars, Australian dollars and Brazilian real as functional currency in their reporting.

The average U.S. dollar–Japanese yen exchange rate during the year ended March 31, 2009 was ¥100.66 = U.S.$1, representing Japanese yen appreciation of ¥13.14, or 11.5%, compared to the average rate during the year ended March 31, 2008 of ¥113.80 = U.S.$1. As of March 31, 2009, the U.S. dollar–Japanese yen exchange rate was ¥98.23 = U.S.$1.

a)	Japanese yen denominated impact against the U.S. dollar, Australian dollar and Brazilian real

We conducted simplified estimation for the impact of foreign currency exchange fluctuations on net income for the year ending March 2010. We aggregated a total forecast net income in the business plans of these companies covering the year ending March 2010 according to their functional currencies. Firstly, we aggregated Australian dollar and Brazilian real denominated forecast net income of those companies using two currencies as functional currency, and secondly we aggregated the rest of net income at overseas subsidiaries and associated companies as U.S. dollar equivalent amount. We conduct a sensitivity analysis on foreign currency fluctuation towards 3 categories of aggregated net income. For example, yen appreciation by ¥1 against U.S.$1 would have the net effect of reducing net income by approximately ¥0.3 billion. Specifically, for the net income of those companies using Australian dollar and Brazilian real as functional currency, yen appreciation by ¥1 against Australian $1 and Brazilian R$1 would have the net effect of reducing net income by approximately ¥1.3 billion and ¥0.2 billion, respectively.

b)	Currency exchange rate risk between revenues from U.S. dollar denominated contract and costs denominated in Australian dollar and Brazilian real

Sum of net income from those companies using Australian dollar and Brazilian real as functional currency is getting significant, reflecting increasing income in mineral resources and energy producing operations. Net income of those mineral resources and energy producing companies are impacted by the currency fluctuation between U.S. dollar as a contractual currency of sales contracts and the two currencies as functional currency, affecting their Australian dollar or Brazilian real denominated revenues. We should pay attention to this in addition to the impact which is discussed in the above a).

Discussion and Analysis of Operating Results for the Years Ended March 31, 2009 and 2008

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

The table below provides these three categories of revenues by products in “PRODUCT INFORMATION” in Note 17, “SEGMENT INFORMATION.”(*)

	Billions of Yen
	Years Ended March 31,
	2009				2008				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥800.6	¥64.5	¥0.5	¥865.6	¥730.4	¥70.6	¥0.3	¥801.3	¥70.2	¥(6.1)	¥0.2	¥64.3
Non-Ferrous Metals	165.0	7.3	25.2	197.5	56.8	9.3	13.6	79.7	108.2	(2.0)	11.6	117.8
Machinery	226.7	97.5	70.0	394.2	276.0	123.6	78.6	478.2	(49.3)	(26.1)	(8.6)	(84.0)
Electronics & Information	47.1	85.8	0.9	133.8	77.4	100.8	4.1	182.3	(30.3)	(15.0)	(3.2)	(48.5)
Chemicals	1,333.0	75.5	6.4	1,414.9	1,207.5	104.2	6.9	1,318.6	125.5	(28.7)	(0.5)	96.3
Energy	1,688.2	6.5	24.6	1,719.3	1,992.1	6.9	18.7	2,017.7	(303.9)	(0.4)	5.9	(298.4)
Foods	567.5	43.1	0.6	611.2	533.2	38.3	1.1	572.6	34.3	4.8	(0.5)	38.6
Textiles	11.8	14.6	2.0	28.4	14.7	19.5	4.0	38.2	(2.9)	(4.9)	(2.0)	(9.8)
General Merchandise	15.0	4.4	0.0	19.4	33.8	6.7	0.0	40.5	(18.8)	(2.3)	0.0	(21.1)
Property and Service Business	26.3	80.3	44.3	150.9	87.9	73.8	48.1	209.8	(61.6)	6.5	(3.8)	(58.9)

Consolidated Total	¥4,881.2	¥479.5	¥174.5	¥5,535.2	¥5,009.8	¥553.7	¥175.4	¥5,738.9	¥(128.6)	¥(74.2)	¥(0.9)	¥(203.7)

	Billions of Yen
	Years Ended March 31,
	2008				2007				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥730.4	¥70.6	¥0.3	¥801.3	¥495.2	¥71.5	¥0.2	¥566.9	¥235.2	¥(0.9)	¥0.1	¥234.4
Non-Ferrous Metals	56.8	9.3	13.6	79.7	71.2	9.0	19.7	99.9	(14.4)	0.3	(6.1)	(20.2)
Machinery	276.0	123.6	78.6	478.2	253.1	106.0	69.5	428.6	22.9	17.6	9.1	49.6
Electronics & Information	77.4	100.8	4.1	182.3	74.4	104.4	0.0	178.8	3.0	(3.6)	4.1	3.5
Chemicals	1,207.5	104.2	6.9	1,318.6	1,038.9	98.4	9.3	1,146.6	168.6	5.8	(2.4)	172.0
Energy	1,992.1	6.9	18.7	2,017.7	1,617.7	7.1	8.5	1,633.3	374.4	(0.2)	10.2	384.4
Foods	533.2	38.3	1.1	572.6	417.2	49.3	0.5	467.0	116.0	(11.0)	0.6	105.6
Textiles	14.7	19.5	4.0	38.2	17.1	21.2	1.5	39.8	(2.4)	(1.7)	2.5	(1.6)
General Merchandise	33.8	6.7	0.0	40.5	42.3	8.0	0.0	50.3	(8.5)	(1.3)	0.0	(9.8)
Property and Service Business	87.9	73.8	48.1	209.8	63.3	81.1	38.0	182.4	24.6	(7.3)	10.1	27.4

Consolidated Total	¥5,009.8	¥553.7	¥175.4	¥5,738.9	¥4,090.4	¥556.0	¥147.2	¥4,793.6	¥919.4	¥(2.3)	¥28.2	¥945.3

Sales of Products

Sales of products include the following four types of transactions:

•	the sale of products as a principal in the transactions, such as crude oil and petroleum products, petrochemical products and steel products;

•	the sale of manufactured products at our manufacturing subsidiaries such as feed additives by Novus International, Inc. (United States) and tea leaves by Mitsui Norin Co., Ltd. (Japan);

•	the sale of natural resources from iron ore and coal mining activities and oil and gas producing activities; and

•	the development and sale of real estate.

(*)	Revenues reported in “PRODUCT INFORMATION” are classified by similarity of products as required by U.S. GAAP, and are not intended to represent classification by operating segment. As an example, revenues of “Chemicals” in “PRODUCT INFORMATION” include not only those reported in the Chemical Segment but also revenues related to various chemical businesses reported in other operating segments such as the Americas Segment. To differentiate between classification by product and classification by operating segment, classification by product is italicized in this “Revenues” section and “Gross Profit Classified by Category of Revenues” section.

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009, revenues from the sales of products were ¥4,881.2 billion, a decline of ¥128.6 billion, or 2.6%, from ¥5,009.8 billion for the year ended March 31, 2008. Major factors by product were as follows:

•

Revenues from Energy were ¥1,688.2 billion, a decline of ¥303.9 billion from ¥1,992.1 billion for the year ended March 31, 2008. Crude oil and petroleum products sales in international markets and domestic petroleum products and liquefied petroleum gas sales comprised the major part of the revenues from Energy. Revenues from sales of crude oil and petroleum products decreased at Westport Petroleum, Inc. (United States) by ¥159.8 billion. Regarding price trends of oil and gas for the year ended March 31, 2009, refer to the discussion under “Energy Segment” of “Operating Results by Operating Segment.”

•

Revenues from Chemicals were ¥1,333.0 billion, an increase of ¥125.5 billion from ¥1,207.5 billion for the year ended March 31, 2008. In petrochemical products business, there was a decline in both product prices and sales volume in general for the second half of the fiscal year due to the credit crunch and rapidly deteriorating economic activities, however, Novus International Inc. reported an increase in revenue reflecting higher product prices and increase in sales volume supported by a strong global demand for animal feed additives. Agricultural business remains robust and the favorable market conditions and increase in sales volume for ammonia, sulfur and fertilizers for the first half of the fiscal year has also contributed to the increase in revenue.

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

(*)	In March 2007, Mitsui acquired an additional 3% stake in Mitsui Oil Exploration Co., Ltd., formerly an associated company, increasing its voting interest in Mitsui Oil Exploration Co., Ltd. to 50.3% and re-classifying Mitsui Oil Exploration Co., Ltd. as a subsidiary of Mitsui.

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

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009, revenues from the sales of services were ¥479.5 billion, a decline of ¥74.2 billion, or 13.4%, from ¥553.7 billion for the year ended March 31, 2008. Chemicals declined by ¥28.7 billion to ¥75.5 billion from ¥104.2 billion for the year ended March 31, 2008. Machinery declined by ¥26.1 billion to ¥97.5 billion from ¥123.6 billion for the year ended March 31, 2008. Electronics & Information declined by ¥15.0 billion to ¥85.8 billion from ¥100.8 billion for the year ended March 31, 2008. The decrease at Electronics & Information is mainly due to reclassification of T-Gaia Corporation from subsidiary to associated company, which resulted in a decline of ¥14.6 billion.

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008, revenues from the sales of services were ¥553.7 billion, a decline of ¥2.3 billion, 0.4%, from ¥556.0 billion for the year ended March 31, 2007. While Machinery increased by ¥17.6 billion to ¥123.6 billion from ¥106.0 billion for the year ended March 31, 2007, Foods declined by ¥11.0 billion to ¥38.3 billion from ¥49.3 billion for the year ended March 31, 2007 and Property and Service Business declined by ¥7.3 billion to ¥73.8 billion from ¥81.1 billion for the year ended March 31, 2007.

Other Sales

Other sales principally include the revenues from:

•	derivative commodity instruments and derivative financial instruments held for trading purposes (by product category mainly in Energy and Non Ferrous Metals);

•	the revenues from leasing activities of real estate, rolling stock, ocean transport vessels and machinery equipment (by product category mainly in Property and Service Business and Machinery); and

•	the revenues from external consumer financing (by product category mainly in Machinery).

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009, revenues from other sales were ¥174.5 billion, a decline of ¥0.9 billion, 0.5%, from ¥175.4 billion for the year ended March 31, 2008, which was primarily attributable to the following factors:

•

Derivative trading revenues were ¥50.2 billion, an increase of ¥13.5 billion from the ¥36.7 billion for the year ended March 31, 2008. The increase includes a profit corresponding to a foreign exchange loss of ¥13.6 billion related to commodity trading business posted in other expense-net.

•

Leasing revenues were ¥82.6 billion, a decline of ¥7.7 billion from the ¥90.3 billion for the year ended March 31, 2008 due to less demand for and overhaul of rolling stock at leasing subsidiaries in North America and Europe.

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008, revenues from other sales were ¥175.4 billion, an increase of ¥28.2 billion, 19.2%, from ¥147.2 billion for the year ended March 31, 2007, which was primarily attributable to the following factors:

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

•	P.T. Bussan Auto Finance (Indonesia) increased its revenue by ¥4.9 billion reflecting strong business performance in the motorcycle retail finance industry in Indonesia.

Gross Profit Classified by Category of Revenues

	Billions of Yen
	Years Ended March 31,						Change between 2009 and 2008		Change between 2008 and 2007
	2009		2008		2007
	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio
Gross Profit from Sales of Products	¥597.7	12.2%	¥497.3	9.9%	¥393.6	9.6%	¥100.4	2.3%	¥103.7	0.3%
Gross Profit from Sales of Services	315.5	65.8%	397.6	71.8%	397.5	71.5	(82.1)	(6.0)%	0.1	0.3%
Gross Profit from Other Sales	103.1	59.1%	93.2	53.1%	75.2	51.1	9.9	6.0%	18.0	2.0%

Total	¥1,016.3	18.4%	¥988.1	17.2%	¥866.3	18.1%	¥28.2	1.2%	¥121.8	(0.9)%

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009, gross profit was ¥1,016.3 billion, an increase of ¥28.2 billion, or 2.9%, from ¥988.1 billion for the year ended March 31, 2008. The Gross Profit ratio (“GP ratio”), or ratio of gross profit divided by revenues, for the year ended March 31, 2009 was 18.4%, an increase of 1.2 percentage points compared to the year ended March 31, 2008.

For the year ended March 31, 2009, gross profit from sales of products was ¥597.7 billion, an increase of ¥100.4 billion from ¥497.3 billion for the year ended March 31, 2008. Gross profit from Iron and Steel was ¥182.8 billion, an increase of ¥76.7 billion from ¥106.1 billion for the year ended March 31, 2008. Reflecting a significant increase in coal and iron ore prices, Mitsui Coal Holdings Pty. Ltd (Australia) and Mitsui Iron Ore Development Pty. Ltd (Australia) reported increases of ¥46.6 billion and ¥23.3 billion, respectively. Gross profit from Chemical was ¥92.3 billion, an increase of ¥31.8 billion from ¥60.5 billion for the year ended March 31, 2008. Novus International Inc. recorded an increase of ¥27.4 billion reflecting higher product prices and increase in sales volume supported by a strong demand for animal feed additives. Gross profit from Energy was ¥222.4 billion, a slight increase of ¥3.7 billion from ¥218.7 billion for the year ended March 31, 2008. Mitsui E&P Australia Pty Ltd reported an increase of ¥14.3 billion reflecting increase in sales volume and higher oil prices. Mitsui Marubeni Liquefied Gas Co., Ltd also contributed to the increase due to increased sales volume resulting from the merger.

These contributions were partly offset by a decline of ¥22.7 billion reported by Mittwell Energy Resourses Pty., Ltd due to a decline of shipments and an increase in condensate cost as a result of the revision of the purchase price.

The GP ratio from sales of products for the year ended March 31, 2009 was 12.2%, an improvement of 2.3 percentage points compared to the year ended March 31, 2008. This 2.3 percentage point improvement was attributable to the substantial increase in gross profit (20.2% increase), particularly in Mitsui Coal Holdings Pty. Ltd (Australia) of Iron and Steel reflecting a significant increase in coal prices. Revenues from sales of petroleum products decreased at Westport Petroleum, Inc. (United States) reflecting declines in the market prices, however, lower revenues do not necessarily result in decline in gross profit because its profit-earning opportunities derive from oil price fluctuations.

For the year ended March 31, 2009, gross profit from sales of services was ¥315.5 billion, a decline of ¥82.1 billion from ¥397.6 billion for the year ended March 31, 2008. As illustrated by the table in “three categories of revenues by products”—“Sales of Services”, Chemicals, Iron and Steel and Machinery recorded substantial declines.

The GP ratio from sales of services for the year ended March 31, 2009 was 65.8%, a decline of 6.0 percentage points compared to the year ended March 31, 2008.

For the year ended March 31, 2009, gross profit from other sales was ¥103.1 billion, an increase of ¥9.9 billion from ¥93.2 billion for the year ended March 31, 2008. The major reason was gross profit corresponding to a foreign exchange loss of ¥13.6 billion related to commodity trading business posted in other expense-net.

The GP ratio from other sales for the year ended March 31, 2009 was 59.1%, an increase of 6.0 percentage points compared to the year ended March 31, 2008.

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

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009 consolidated total gross profit was ¥1,016.3 billion, an increase of ¥28.2 billion, or 2.9%, from ¥988.1 billion for the year ended March 31, 2008 as a result of the following:

•

The Energy Segment reported an increase of ¥52.7 billion in gross profit. This increase is attributable to solid performance by the oil & gas producing businesses, reflecting continued run-up in prices and additional equity production, as well as contribution of ¥46.6 billion made by Mitsui Coal Holdings Pty. Ltd. (Australia) reflecting a significant increase in coal prices.

•

The Mineral & Metal Resources Segment also reported an increase of ¥23.4 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) reported increases of ¥23.3 billion and ¥2.0 billion, respectively.

•

The Americas Segment reported an increase of ¥37.5 billion in gross profit. Supported by strong demand as well as increased price of animal feed additives, Novus International Inc. (United States) reported an increase of ¥27.4 billion. Backed by strong demand for tubular pipes for oil and gas industry, Champions Pipe & Supply, Inc. (United States) also contributed to the increase in gross profit.

•

Consumer Service & IT Segment reported a decline of ¥43.0 billion, due to a loss on write-down of inventories in the domestic residential home business and weak results from almost all the domestic consumer related businesses. In addition, reclassification of T-Gaia Corporation from subsidiary to associated company through merger with MS Communications Co., Ltd. in the three month period ended December 31, 2008, resulted in a decline of ¥14.6 billion in gross profit.

•

Due to the financial turmoil which intensified after last autumn, the Chemical Segment, the Iron & Steel Products Segment and the Machinery & Infrastructure Projects Segment recorded substantial declines in gross profit attributable to declines in sales volumes as well as margins, which offset the increased gross profits for the first half of the current fiscal year reflecting the positive economic circumstances in the emerging countries.

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

•

The Mineral & Metal Resources Segment recorded a decline of ¥15.2 billion from the year ended March 31, 2007, mainly due to divestiture of Sesa Goa Limited (India)(*). This negative impact was partly offset by an increase of gross profit at Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. reflecting higher prices of iron ore.

•

The Consumer Service & IT Segment and the Americas Segment recorded declines from the year ended March 31, 2007. The decline at the Consumer Service & IT Segment was attributable to business reorganization through withdrawals from or divestitures of mainly domestic businesses. In the Americas Segment for the year ended March 31, 2008, MBK Real Estate LLC. (United States), which engages in the development and sale of residential homes in the West Coast market, recorded a sharp fall in sales and a loss from write-downs on inventories reflecting deterioration in the residential market triggered by the subprime mortgage problems of the United States. Moreover, Westport Petroleum Inc. decreased its profit from oil products trading and so did steel products subsidiaries engaged in the steel products business mainly in oil tubular products reflecting lower margins.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses Classified by Category of Expenses

Comparison between the years ended March 31, 2009 and 2008

Selling, general and administrative expenses for the year ended March 31, 2009 were ¥602.1 billion, a decline of ¥3.1 billion or 0.5% from ¥605.2 billion for the year ended March 31, 2008.

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

The table below provides a breakdown of selling, general and administrative expenses used for our internal review for the years ended March 31, 2009, 2008 and 2007.

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Personnel	¥294.1	¥294.5	¥283.3	¥(0.4)	¥11.2
Welfare	12.2	12.2	10.3	0.0	1.9
Travel	33.3	35.1	32.0	(1.8)	3.1
Entertainment	10.5	10.8	10.5	(0.3)	0.3
Communication	49.0	48.5	43.9	0.5	4.6
Rent	20.9	20.6	18.1	0.3	2.5
Depreciation	15.6	15.1	13.9	0.5	1.2
Fees and Taxes	9.8	11.6	10.6	(1.8)	1.0
Others	156.7	156.8	149.0	(0.1)	7.8

Total	¥602.1	¥605.2	¥571.6	¥(3.1)	¥33.6

•

Personnel expenses were ¥294.1 billion for the year ended March 31, 2009, a decline of ¥0.4 billion from the year ended March 31, 2008. This nominal decline was mainly attributable to a decline related to the reclassification of T-Gaia Corporation from subsidiary to associated company offset by an increase resulting from Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan)’s merger with Marubeni Liquefied Gas Corporation (Japan) and increased sales volume at Novus International, Inc.

•

Travel expenses were ¥33.3 billion for the year ended March 31, 2009, a decline of ¥1.8 billion from the year ended March 31, 2008. This decline resulted from the reclassification of T-Gaia Corporation from subsidiary to associated company. Fees and Taxes were ¥9.8 billion for the year ended March 31, 2009, a decline of ¥1.8 billion from the year ended March 31, 2008. This was mainly attributable to a decline in enterprise tax expense at Mitsui.

Comparison between the years ended March 31, 2008 and 2007

Selling, general and administrative expenses for the year ended March 31, 2008 were ¥605.2 billion, an increase of ¥33.6 billion or 5.9% from ¥571.6 billion for the year ended March 31, 2007.

•

Personnel expenses were ¥294.5 billion for the year ended March 31, 2008, an increase of ¥11.2 billion from the year ended March 31, 2007. This was mainly attributable to acquisitions of subsidiaries such as Mitsui Oil Exploration Co., Ltd. in the Energy Segment and Ellison Technologies Inc. (United States) and Steel Technologies, Inc. in the Americas segment.

•	Other remaining items in selling, general and administrative expenses increased showing similar patterns as personnel expenses.

Selling, General and Administrative Expenses Classified by Operating Segment

The table below provides selling, general and administrative expenses for the years ended March 31, 2009, 2008 and 2007 by operating segment.

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Iron & Steel Products	¥34.5	¥35.7	¥33.1	¥(1.2)	¥2.6
Mineral & Metal Resources	15.2	16.6	19.8	(1.4)	(3.2)
Machinery & Infrastructure Projects	82.9	82.4	75.3	0.5	7.1
Chemical	51.9	58.0	58.1	(6.1)	(0.1)
Energy	57.8	46.2	38.3	11.6	7.9
Foods & Retail	63.7	65.1	69.6	(1.4)	(4.5)
Consumer Service & IT	83.9	98.4	109.4	(14.5)	(11.0)
Logistics & Financial Markets	34.5	32.9	35.9	1.6	(3.0)
Americas	72.8	70.3	55.1	2.5	15.2
Europe, the Middle East and Africa	24.0	24.9	22.4	(0.9)	2.5
Asia Pacific	27.5	25.3	21.2	2.2	4.1

Total	548.7	555.8	538.2	(7.1)	17.6

All Other	5.8	7.2	8.5	(1.4)	(1.3)
Adjustments and Eliminations	47.6	42.2	24.9	5.4	17.3

Consolidated Total	¥602.1	¥605.2	¥571.6	¥(3.1)	¥33.6

Comparison between the years ended March 31, 2009 and 2008

The Consumer Service & IT Segment and the Chemical Segments reported declines of ¥14.5 billion and ¥6.1 billion, respectively. These declines are mainly attributable to the reclassifications from subsidiaries to associated companies such as T-Gaia Corporation. The Energy Segment reported an increase of ¥11.6 billion attributable to Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan), which merged with Marubeni Liquefied Gas Corporation (Japan).

Comparison between the years ended March 31, 2008 and 2007

As illustrated by the above table, selling, general and administrative expenses increased mainly at segments such as the Machinery & Infrastructure, the Americas and the Energy by ¥7.1 billion, ¥15.2 billion and ¥7.9 billion, respectively. The increase at the Machinery & Infrastructure was mainly attributable to business expansions of P.T. Bussan Auto Finance and Mitsui Automotive CIS Investment B.V. (Netherlands). The increases at the Americas and the Energy was mainly attributable to acquisitions of subsidiaries such as Mitsui Oil Exploration Co., Ltd. in the Energy Segment and Ellison Technologies Inc. and Steel Technologies, Inc. in the Americas segment. On the other hand, expenses at the Consumer Service & IT Segment and the Foods & Retail Segment declined as a result of business reorganizations including exit and disposal of domestic businesses.

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

Provision for Doubtful Receivables

Comparison between the years ended March 31, 2009 and 2008

Provision for doubtful receivables for the year ended March 31, 2009 was ¥19.5 billion, an increase of ¥11.4 billion, or 140.7%, from ¥8.1 billion for the year ended March 31, 2008, reflecting the tightening of credit sparked by the intensifying financial turmoil. Provisions for both periods consisted of an accumulation of reserves for individually small receivables, including those of P.T. Bussan Auto Finance.

Comparison between the years ended March 31, 2008 and 2007

Provision for doubtful receivables for the year ended March 31, 2008 was ¥8.1 billion, a decline of ¥3.8 billion, or 31.9%, from ¥11.9 billion for the year ended March 31, 2007. Provisions for the year ended March 31, 2008 consisted of a number of individually small receivables. For the year ended March 31, 2007, major factors were a new provision for an overseas oil exploration company, an increase in the provision for motorcycle retail finance at P.T. Bussan Auto Finance reflecting its expanding operations and an increase in the provision at Fertilizantes Mitsui S.A. Industria e Comercio (Brazil).

Interest Income and Interest Expense

Comparison between the years ended March 31, 2009 and 2008

Interest income for the year ended March 31, 2009 was ¥40.0 billion, a decline of ¥17.3 billion, or 30.2%, from ¥57.3 billion for the year ended March 31, 2008. Interest expense was ¥75.0 billion, a decline of ¥31.2 billion, or 29.4%, from ¥106.2 billion for the year ended March 31, 2008. As a result, interest expense, net of interest income was ¥35.0 billion, a decline of ¥13.9 billion from ¥48.9 billion for the year ended March 31, 2008.

•	Interest expense for the Sakhalin II project declined by ¥4.6 billion as a result of declines in U.S dollar interest rates.

•	Mitsui recorded a ¥1.5 billion increase in interest expense, net of interest income.

•	Reflecting lower U.S. dollar interest rates, interest expense at overseas subsidiaries declined by ¥11.3 billion, out of which a ¥7.6 billion decline was attributable to the Americas Segment.

In general, interest income tends to show similar patterns of fluctuations as interest expense. We provide loans and deferred payment facilities, which generate interest income, by funding our borrowings from financial institutions. Usually, both interest expense and interest income have the same interest rate type, floating or fixed. Accordingly, most fluctuations in interest income are offset by corresponding fluctuations in interest expense.

With respect to interest rate swaps employed to manage interest rate risk exposure, see “Item 5.B. Liquidity and Capital Resources—Funding Sources.”

Interest rate trends for the year ended March 31, 2009 regarding the Japanese yen and the U.S. dollar, in which we have borrowings, were as follows:

•

Following the reduction in the policy interest rate by the Bank of Japan twice in October and December 2008 the Bank of Japan purchased CP and corporate bonds from the market as a further response of easing monetary policy. As a result, policy interest rate became close to zero percent, but reflecting turmoil in the financial and capital markets, spreads implied in the borrowing rates for the companies remained high. Market interest rate (the average of the month-end Japanese yen three-month London Interbank Offered Rate (“LIBOR”)) for the year ended March 31, 2009 was 0.85% on par with 0.87% for the year ended March 31, 2008. On the other hand, the average yield rate on 10-year Japanese Government Bonds was 1.45% for the year ended March 31, 2009, down from 1.59% during the year ended March 31, 2008 supported by the aforementioned easing monetary policy although there were upward pressures on rate from the expectation of the economic rebound as well as concerns on supply-demand imbalance of Government Bonds after the beginning of the current year.

•

The FRB gradually lowered the Federal Funds target rate to 0-0.25% in December 2008 in response to stabilizing the financial market following the sub-prime mortgage crisis. This is the first time the FRB had virtually taken zero interest rate policy in its history. The FRB provided enough liquidity to the interbank markets and implemented additional monetary easing measures including purchases of agency debt and mortgage-backed securities to provide support to the mortgage and housing markets. However, risk spread implied in the interest rates remained high reflecting the uncertainties in the market including bankruptcy risk of the major automobile companies in the U.S. As a result, the average of the month-end U.S. dollar three-month LIBOR during the year ended March 31, 2009 was 2.36%, down from the average of 4.66% during the year ended March 31, 2008. For information regarding development of our investment plans and financial policies, refer to “B. Liquidity and Capital Resources.”

Comparison between the years ended March 31, 2008 and 2007

Interest income for the year ended March 31, 2008 was ¥57.3 billion, an increase of ¥7.5 billion, or 15.1%, from ¥49.8 billion for the year ended March 31, 2008. Interest expense was ¥106.2 billion, an increase of ¥13.7 billion, or 14.8%, from ¥92.5 billion for the year ended March 31, 2007. As a result, interest expense, net of interest income, was ¥48.9 billion, an increase of ¥6.2 billion, or 14.5%, from ¥42.7 billion for the year ended March 31, 2007. A breakdown of the principal changes for the year ended March 31, 2008 is as follows:

•	Interest expense for the Sakhalin II project declined by ¥7.2 billion as a result of the transfer of our 50% stake in the project and subsequent decline in related interest bearing debt.

•	Mitsui recorded a ¥5.5 billion increase in interest expense, net of interest income, reflecting higher Japanese yen interest rates.

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

Dividend Income

Comparison between the years ended March 31, 2009 and 2008

Dividend income for the year ended March 31, 2009 was ¥71.9 billion, an increase of ¥21.8 billion, or 43.5%, from ¥50.1 billion for the year ended March 31, 2008. Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥48.9 billion, an increase of ¥24.9 billion from the year ended March 31, 2008.

Comparison between the years ended March 31, 2008 and 2007

Dividend income for the year ended March 31, 2008 was ¥50.1 billion, an increase of ¥0.9 billion, or 1.8%, from ¥49.2 billion for the year ended March 31, 2007. Dividends from LNG projects in Abu Dhabi, Qatar and Oman amounted to ¥23.4 billion, a decline of ¥3.2 billion over the year ended March 31, 2007, which was offset by increased dividends from other investees including INPEX Holdings Inc. held by Mitsui Oil Exploration Co., Ltd.

Gains on Sales of Securities—Net

Comparison between the years ended March 31, 2009 and 2008

Gain on sales of securities for the year ended March 31, 2009 was ¥33.2 billion, a decline of ¥59.1 billion, or 64.0%, from ¥92.3 billion for the year ended March 31, 2008. While we recorded gains of ¥11.9 billion on sale of a trust beneficiary right with respect to Shiodome building, ¥6.7 billion on the sale of our shareholding in Kyushu Oil Co., Ltd. (Japan) and ¥4.0 billion on the sale of our share in T-Gaia Corporation (former Telepark Corp.) (Japan) through T-Gaia’s share buy-back program and its merger with MS Communications Co., Ltd. (Japan) for the year ended March 31, 2009, we posted substantial gains for the year ended March 31, 2008, as a result of several large scale divestitures such as the sale of a part of our stake in the Sakhalin II project and our whole stake in EBM in Brazil.

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

•

For the year ended March 31, 2008, the largest part of the gains came from the sale of a part of Mitsui’s stake in the Sakhalin II project; sales of its entire holding in EBM in Brazil; and sale of additional shares in Toho Titanium Co., Ltd. (Japan) following the sale of the previous year. In addition, the Consumer Service & IT Segment recorded gains in exchange of shares in Mitsui Knowledge Industry Co., Ltd. (Japan) and on sales of shares in telecommunication companies including two cable television providers and Jupiter Telecommunications Co., Ltd in Japan. Other operating segments also recorded gains on sales of shares of listed companies such as Quintiles Transnational Corp. in the United States and BALtrans Holdings Limited in Hong Kong, China in the Logistics & Financial Market Segment.

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

Loss on Write-Down of Securities

Comparison between the years ended March 31, 2009 and 2008

Loss on write-downs of securities for the year ended March 31, 2009 was ¥117.4 billion, a substantial increase of ¥80.7 billion, or 219.9%, from ¥36.7 billion for the year ended March 31, 2008.

After reaching ¥18,261.98 in July 2007 reflecting high expectations for continued growth in Japanese corporate earnings, the Nikkei Stock Average started to move downwards reflecting declines in global equity prices and the appreciation of Japanese Yen against major currencies and closed at ¥12,525.54 as of March 31, 2008. Subsequent to that date, the Nikkei Stock Average once rebounced to ¥14,489.44 in June 2008, but resumed its downward trend over the summer. Following the bankruptcy of one of the largest investment banks in the U.S. in September 2008, the Nikkei Stock Average plummeted to ¥7,054.98 in the beginning of March, the lowest since 1982, and ended with ¥8,109.53 as of March 31, 2009. (The above mentioned stock prices are closing prices.)

•

The losses for the year ended March 31, 2009 included write-downs on listed shares of ¥79.3 billion reflecting the above mentioned domestic market downward trend. While we recorded impairment losses of ¥18.0 billion for Mitsui Chemicals, Inc. (Japan) as well as ¥4.2 billion for Ishihara Sangyo Kaisha, LTD. (Japan) in the Chemical Segment, ¥9.6 billion for Nippon Steel Corporation in the Iron & Steel Products Segment and ¥8.2 billion for Yamaha Motor Co., Ltd. (Japan) in the Machinery & Infrastructure Projects Segment, almost all the segments recorded impairment losses on various listed securities.

•

The losses for the year ended March 31, 2009 included write-downs on non-listed shares, including ¥12.0 billion for Recruit Co., Ltd. (Japan) and ¥9.8 billion on domestic office building development business in the Consumer Service & IT Segment.

•

The losses for the corresponding year ended March 31, 2008 included write-downs on listed shares for ¥28.0 billion, including an ¥8.6 billion loss for Yamaha Motor Co., Ltd., a ¥4.5 billion loss for Central Finance Co., Ltd. (Japan) in the Logistics & Financial Markets Segment and a ¥4.5 billion loss for Seven & i Holdings Co., Ltd. in the Foods & Retail Segment.

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

•

The losses for the year ended March 31, 2008 included write-downs on listed shares for ¥28.0 billion, including ¥4.5 billion for Seven & i Holdings Co., Ltd. in the Foods & Retail Segment and ¥4.5 billion for Central Finance Co., Ltd. in the Logistics & Financial Markets Segment. Furthermore, reflecting overall decline in domestic stock markets, we recorded write-down losses in the Machinery & Infrastructure Segment in ¥8.6 billion for Yamaha Motor Co., Ltd shares and in the Chemical Segment in ¥2.8 billion for Kaneka Corporation shares.

•	Losses for the year ended March 31, 2007 consisted of miscellaneous small losses, including those on listed shares, amounting to ¥3.1 billion.

Gain on Disposal or Sales of Property and Equipment—Net

Comparison between the years ended March 31, 2009 and 2008

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2009 was ¥2.8 billion, an increase of ¥3.0 billion, or 1,500.0%, from a loss of ¥0.2 billion for the year ended March 31, 2008. Major gains for the year ended March 31, 2009 were related to the sale of a lumber mill held by Portac Inc.

(United States) in the Americas Segment and the sale of an office building previously held by Mitsui & Co. France S.A. in the Europe, the Middle East and Africa Segment, while there were only miscellaneous small transactions for the year ended March 31, 2008.

Comparison between the years ended March 31, 2008 and 2007

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2008 was a loss of ¥0.2 billion, a decline of ¥5.5 billion, or 103.8%, from a ¥5.3 billion gain for the year ended March 31, 2007. Loss for the year ended March 31, 2008 consisted of miscellaneous small items. For the year ended March 31, 2007, major gains resulted from disposal of warehouses and land at Tri-Net Logistics Management, Inc. (United States) and NST, Inc. (United States).

Impairment Loss of Long-Lived Assets

Comparison between the years ended March 31, 2009 and 2008

Impairment loss of long-lived assets for the year ended March 31, 2009 was ¥37.8 billion, an increase of ¥13.4 billion, or 54.9%, from ¥24.4 billion for the year ended March 31, 2008.

•

For the year ended March 31, 2009, we recorded a ¥14.6 billion loss on property & equipment and mineral rights of the Vincent oil field resulting from the decline of oil prices in the Energy Segment, a ¥9.6 billion loss on office building business in London, the U.K, reflecting severe real estate market conditions in the region in the Europe, the Middle East and Africa Segment, and a ¥2.8 billion loss on intangible assets at Steel Technologies Inc. in the Americas Segment. For more information on impairment losses on long-lived assets, see Note 10, “IMPAIRMENT LOSS OF LONG-LIVED ASSETS”. Also see the relevant discussions as described later on the impairment losses in “Operating Results by Operating Segment” in this item.

•

For the year ended March 31, 2008 the Group recorded a ¥13.9 billion loss on real estate which Mitsui held in Saito International Culture Park located in the north area of Osaka Prefecture, a ¥3.9 billion loss on a domestic power producing operation, and a loss on company-owned residences of Mitsui.

Comparison between the years ended March 31, 2008 and 2007

Impairment loss of long-lived assets for the year ended March 31, 2008 was ¥24.4 billion, an increase of ¥5.0 billion, or 25.8%, from ¥19.4 billion for the year ended March 31, 2007.

•

For the year ended March 31, 2008, we recorded a ¥13.9 billion loss on real estate which we possess in Saito International Culture Park (“SICP”), located in the north area of Osaka Prefecture. Other major losses were those related to impairment on power producing equipment at GTF Green Power Co., Ltd. (Japan), a domestic power producing operation, and on Mitsui’s corporate residences and dormitories. See the relevant discussion as described later on the impairment loss in “Operating Results by Operating Segment—All Other” in this item.

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

Impairment Loss of Goodwill

Comparison between the years ended March 31, 2009 and 2008

Impairment loss of goodwill for the year ended March 31, 2009 was ¥18.6 billion, an increase of ¥16.6 billion, or 830.0%, from ¥2.0 billion for the year ended March 31, 2008.

•

For the year ended March 31, 2009, we recorded a ¥6.4 billion loss for Steel Technologies Inc., reflecting rapid slowdown of the steel products business for automotive and housing industries in the United States, and a ¥4.1 billion loss for Mitsui Knowledge Industry Co., Ltd. (Japan), reflecting a decline in its share price. See the relevant discussions as described later on the impairment losses in “Operating Results by Operating Segment” in this item.

•	For the year ended March 31, 2008, we recorded a ¥2.0 billion loss for Mitsui Knowledge Industry Co., Ltd., reflecting a decline in its share price.

Comparison between the years ended March 31, 2008 and 2007

Impairment loss of Goodwill for the year ended March 31, 2008 was ¥2.0 billion, a decline of ¥14.5 billion, or 87.9%, from ¥16.5 billion for the year ended March 31, 2007. Details of impairment losses are as below:

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

The carrying amounts of goodwill as of March 31, 2009, 2008 and 2007 were ¥33.6 billion, ¥52.5 billion and ¥37.2 billion, respectively. For more information, see Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.” Despite the fact that the Americas Segment recorded a ¥13.6 billion impairment loss of goodwill for the year ended March 31, 2009, goodwill recorded at the segment still accounts for 42% of the total goodwill outstanding balance as of March 31, 2009, and most of the goodwill in the segment belongs to subsidiaries in the United States. As of the date of this annual report, management continues to pay a close attention to the operating results and business of the subsidiaries in the United States in monitoring the possibility of occurrence of additional goodwill impairment, considering the prolonged economic slowdown in the United States.

Other Expense—Net

Comparison between the years ended March 31, 2009 and 2008

Other Expense—net for the year ended March 31, 2009 was ¥46.5 billion, an increase of expense of ¥43.5 billion, or 1,450%, from ¥3.0 billion for the year ended March 31, 2008.

•

Mitsui recorded foreign exchange losses of ¥17.1 billion for the year ended March 31, 2009 including a loss of ¥13.6 billion on commodity trading activities in the Logistics & Financial Markets Segment which corresponded to the related profit recorded in gross profit in the same segment.

•

Exploration expenses at the oil & gas business increased. The salvage expenses of ¥4.5 billion for the Mexican gulf oil production facility seriously damaged by a hurricane and a liquidation cost of ¥3.7 billion of currency option transactions at Fertilizantes Mitsui S.A. Industria e Comercio were also recorded.

•	A major component of other expenses—net for the year ended March 31, 2008 was exploration expenses, mainly at Mitsui E&P Australia Pty Limited (Australia).

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

For more information on other expense—net, see Note 19, “OTHER EXPENSE (INCOME)—NET.” and on our restructuring activities, see Note 24, “EXIT OR DISPOSAL ACTIVITIES.”

Income Taxes

Comparison between the year ended March 31, 2009 and 2008

Income taxes for the year ended March 31, 2009 were ¥119.4 billion, a decline of ¥51.8 billion, or 30.3%, from ¥171.2 billion for the year ended March 31, 2008 due to a decline in income from continuing operations before income taxes, minority interests and equity in earnings. The effective tax rate for the year ended March 31, 2009 was 48.3%, an increase of 5.7 percentage points from 42.6% for the year ended March 31, 2008. The increase in the effective tax rate was due mainly to an increase in the valuation allowance for the deferred tax assets after evaluating the recoverability of deferred tax assets, which was partially offset by a decline in the effective tax rate attributable to the application of lower income tax rates to certain taxable income at overseas subsidiaries and a decline in the effect of taxation on dividends.

The increase in the valuation allowance include a ¥20.8 billion valuation allowance recorded at Mitsui based on new tax laws to be applied for the fiscal year ending March 31, 2010. The new tax laws allow tax payers to deduct 95% of dividend received income from foreign subsidiaries, which are 25% or more owned foreign investees in this context, and therefore, Mitsui’s future taxable incomes after the year ending March 31, 2010 are expected to be reduced. Also from the year ending March 31, 2010, Mitsui and its 100% domestic subsidiaries will file a consolidated tax return as a group. Under the circumstances, we forecasted the future taxable incomes of the consolidated tax group as well as of Mitsui stand alone basis, and evaluated the realizability of the deferred tax assets. As a result of the analysis, we recognized the valuation allowance of ¥20.8 billion since we determined that a recovery of a part of deferred tax assets is highly unlikely. For further information, see Note 20, “INCOME TAXES.”

Comparison between the years ended March 31, 2008 and 2007

For the year ended March 31, 2008, income taxes were ¥171.2 billion, an increase of ¥25.9 billion, or 17.8%, from ¥145.3 billion for the year ended March 31, 2007, reflecting increases in income from continuing operations before income taxes, minority interests and equity in earnings. The effective tax rate was 42.6%, a decline of 4.4 percentage points from 47.0% for the year ended March 31, 2007. The decline was seen in the effect of taxation on dividends, application of lower income tax rates to certain taxable income at overseas subsidiaries and changes in valuation allowance, which was partly offset by a higher income tax rate on certain natural resources extracting activities including those in Australia, Thailand and Oman.

Transfer price taxation issue with North West Shelf LNG Project

Mitsui was audited by the Tokyo Regional Taxation Bureau with regard to transfer pricing on the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. Mitsui received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2000, 2001 and 2002 and paid approximately ¥10.7 billion in total. Mitsui disagreed with the assessment, registered its protest and lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation. In December 2008, the competent authorities of Japan and Australia reached the mutual agreement, and Mitsui received abatement regarding the tax assessments while our associated company in Australia also received a tax refund for the taxable income adjustment from the Australian tax authority. The total of the tax assessment, the abatement and the reversal of FIN48 reserve at Mitsui was recorded in Income Taxes. For further information, see Note 20, “INCOME TAXES.”

As of March 31, 2009, the earliest tax years that remain subject to examination by major tax jurisdictions in which the companies operate are the year ended March 31, 2003 for Japan; the year ended March 31, 2006 for the United States; and the year ended March 31, 2005 for Australia.

Minority Interests in Earnings of Subsidiaries

Comparison between the years ended March 31, 2009 and 2008

Minority interests in earnings of subsidiaries for the year ended March 31, 2009 was ¥35.1 billion, a decline of ¥10.9 billion, or 23.7%, from ¥46.0 billion for the year ended March 31, 2008. Mitsui Oil Exploration Co., Ltd. (with a minority interest of 46.5%), Japan Collahuasi Resources B.V. (Netherlands) (with a minority interest of 38.1%) and Mitsui E&P Mozambique Area 1 (Republic of Mozambique) (with a minority interest of 74.4% reported declines in minority interests in earnings of subsidiaries while Novus International Inc. (U.S.A.) (with a minority interest of 35.0%) reported an increase.

Comparison between the years ended March 31, 2008 and 2007

Minority interests in earnings of subsidiaries for the year ended March 31, 2008 were ¥46.0 billion, a large increase of ¥28.1 billion, or 157.0%, from ¥17.9 billion for the year ended March 31, 2007. Minority interests in earnings of subsidiaries increased due to the following factors:

•

The Energy Segment recorded minority interests in earnings of ¥20.6 billion and ¥1.7 billion for the years ended March 31, 2008 and 2007, most of which related to Mitsui Oil Exploration Co., Ltd. (Japan) (with a minority interest of 48.5%), which became a subsidiary as a result of the acquisition of additional voting shares in Mitsui Oil Exploration Co., Ltd. (Japan) during the fourth quarter of the year ended March 31, 2007.

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

•

The Mineral & Metal Resources Segment recorded minority interests in earnings of ¥7.2 billion and ¥7.3 billion for the years ended March 31, 2008 and 2007 respectively, in Japan Collahuasi Resources B.V. (Netherlands) (with a minority interest of 38.1%), which owns an interest in a copper mine joint venture, Compania Minera Dona Ines de Collahuasi SCM (Chile).

Equity in Earnings of Associated Companies—Net (After Income Tax Effect)

Comparison between the years ended March 31, 2009 and 2008

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥84.8 billion, a decline of ¥69.5 billion, or 45.0%, from ¥154.3 billion for the year ended March 31, 2008 as a result of the followings (See “Operating Results by Operating Segment” for detailed discussion.):

•	An increase of ¥11.0 billion at Robe River Mining Company (Australia) reflecting an increase in iron ore prices.

•

A decline in earnings at Compania Minera Dona Ines de Collahuasi SCM (Chile) of ¥7.4 billion due to the drop in copper prices, an increase in production cost and the depreciation of the U.S. dollar against the Japanese Yen.

•

A decline at Valepar S.A.(*1) of ¥4.9 billion reflecting a reduction in earnings at its investee, Companhia Vale do Rio Doce (“Vale”), mainly due to a sharp drop in nickel prices as well as appreciation of the Brazilian Real against the U.S. Dollar partially offset by an increase in iron ore prices.

•

A decline in earnings due to impairment losses of approximately ¥54.0 billion including a loss of ¥28.0 billion for Sims Metal Management Limited and a loss of ¥7.6 billion for Penske Automotive Group, Inc., reflecting other-than-temporary declines in share prices of these listed associated companies.

•

Overseas power producing businesses such as IPM Eagle LLP (United Kingdom) reported an increase of ¥6.9 billion due to a reversal effect that Australian power producing operation recorded mark-to-market evaluation losses on power swap contracts for the corresponding previous year(*2).

(*1)	Valepar S.A. is a controlling shareholder of Vale, Companhia Vale do Rio Doce, a mineral resources company in Brazil, legally renamed Vale S.A. in May 2009.
(*2)	An Australian power producing operation of IPM Eagle had concluded a long term power price swap contract, corresponding to a power supply contract until 2016. Reflecting fluctuations in the Australian open electricity market, it recognizes mark-to-market evaluation profit and loss. See also “Machinery & Infrastructure Projects Segment” of “Operating Results by Operating Segment” for further information.

•

An increase in earnings at Japan Australia LNG (MIMI) PTY. Ltd. (Australia) reflecting an increase in oil prices as well as a higher price of condensate sold to Mittwell Resources Pty. Ltd. (Australia)

Comparison between the years ended March 31, 2008 and 2007

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥154.3 billion, a slight increase of ¥1.2 billion, or 0.8%, from ¥153.1 billion for the year ended March 31, 2007. Major factors for improved earnings are as follows. (See “Operating Results by Operating Segment” for detailed discussion.):

•

For the year ended March 31, 2008, the Mineral & Metal Resources Segment reported ¥71.2 billion equity in earnings, an increase of ¥10.9 billion, from ¥60.3 billion for the year ended March 31, 2007. Earnings increased at Valepar S.A. due to strong operating results of Vale reflecting higher iron prices and contributions from Inco Limited (currently Vale Inco Limited) following the acquisition by Vale during the fourth quarter of the year ended March 31, 2007.

•

For the year ended March 31, 2008, the Energy Segment reported ¥36.8 billion equity in earnings, a decline of ¥7.6 billion, from ¥44.4 billion for the year ended March 31, 2007. Operating results of Mitsui Oil Exploration Co., Ltd. were reported as earnings of an associated company up to the third quarter of the year ended March 31, 2007. However upon Mitsui’s acquisition of additional voting shares in the fourth quarter of the year ended March 31, 2007, its operating results are now reported within line items of the consolidated statement of income for the year ended March 31, 2008. On the other hand, an LNG and oil development associated company, Japan Australia LNG (MIMI) Pty. Ltd. (Australia), recorded a slight increase in earnings.

•

For the year ended March 31, 2008, the Machinery & Infrastructure Projects Segment reported a ¥20.3 billion equity in earnings, a decline of ¥1.1 billion, from ¥21.4 billion for the year ended March 31, 2007. This segment recorded a loss reflecting an other-than-temporary decline in share price of ASAHI TEC CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts. In addition, IPM Eagle LLP (United Kingdom) and others recorded a total of ¥5.8 billion mark-to-market evaluation loss on long-term swap agreements at their overseas power operations for the year ended March 31, 2008 , while Brazilian gas distribution associated companies reported improved earnings.

•	Other operating segments also recorded improvement in general, mainly in the Consumer Service & IT Segment.

Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)

Comparison between the years ended March 31, 2009 and 2008

Income from discontinued operations—net (after income tax effect) for the year ended March 31, 2009 was nil, a decline of ¥71.0 billion from the year ended March 31, 2008. Major discontinued operations for the year ended March 31, 2008 were a gain of ¥55.2 billion on the sale of our whole stake in Sesa Goa Limited (India) of the Mineral & Metal Resources Segment, a gain of ¥9.6 billion on the sale of our entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. of the Energy Segment, and a gain of ¥4.4 billion on the sale of leased aircraft held by Tombo Aviation, Inc. of the Machinery & Infrastructure Projects Segment.

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

•

For the year ended March 31, 2008, Mitsui Bussan House-Techno, Inc., which discontinued housing business during the year ended March 31, 2007, recorded a ¥0.2 billion gain in income. For the year ended March 31, 2007, Mitsui Bussan House-Techno recorded ¥1.1 billion in net loss.

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

Based on the reorganization effective April 1, 2008, the following subsidiaries previously included in the Machinery & Infrastructure Projects and the Chemical Segments were transferred to the Americas Segment. The operating segment information for the years ended March 31, 2008 and 2007 has been restated to conform to the current fiscal year presentation.

From the Machinery & Infrastructure Projects Segment:

Mitsui Automotoriz S.A. (Peru), Road Machinery LLC (United States), Ellison Technologies Inc. (United States)

From the Chemical Segment:

Novus International, Inc.(*1), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil)

(*1)	Novus International, Inc. was transferred in the 4th quarter of the fiscal year ended March 31, 2008.

Our operating segment information for gross profit, operating income (loss), equity in earnings (losses) of associated companies and net income (loss) for the years ended March 31, 2009, 2008 and 2007 is as follows:

Operating Segment Information

Gross Profit

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Iron & Steel Products	¥52.2	¥61.3	¥57.8	¥(9.1)	¥3.5
Mineral & Metal Resources	119.2	95.8	111.0	23.4	(15.2)
Machinery & Infrastructure Projects	106.3	119.7	101.9	(13.4)	17.8
Chemical	80.0	100.2	95.6	(20.2)	4.6
Energy	272.0	219.3	123.9	52.7	95.4
Foods & Retail	82.4	81.2	81.3	1.2	(0.1)
Consumer Service & IT	73.7	116.7	130.0	(43.0)	(13.3)
Logistics & Financial Markets	62.1	55.1	60.5	7.0	(5.4)
Americas	116.0	78.5	78.3	37.5	0.2
Europe, the Middle East and Africa	22.2	26.8	25.4	(4.6)	1.4
Asia Pacific	26.6	33.1	30.7	(6.5)	2.4

Total	1,012.7	987.7	896.4	25.0	91.3

All Other	2.9	5.5	4.3	(2.6)	1.2
Adjustments and Eliminations	0.7	(5.1)	(34.4)	5.8	29.3

Consolidated Total	¥1,016.3	¥988.1	¥866.3	¥28.2	¥121.8

Operating Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Iron & Steel Products	¥17.4	¥25.6	¥25.6	¥(8.2)	¥0.0
Mineral & Metal Resources	104.5	79.0	91.3	25.5	(12.3)
Machinery & Infrastructure Projects	16.0	30.1	19.4	(14.1)	10.7
Chemical	24.2	42.8	36.2	(18.6)	6.6
Energy	214.1	172.5	81.3	41.6	91.2
Foods & Retail	19.0	16.6	10.9	2.4	5.7
Consumer Service & IT	(12.8)	19.0	20.3	(31.8)	(1.3)
Logistics & Financial Markets	23.8	20.9	24.2	2.9	(3.3)
Americas	39.0	7.3	22.0	31.7	(14.7)
Europe, the Middle East and Africa	(1.9)	1.8	2.9	(3.7)	(1.1)
Asia Pacific	(1.6)	7.6	9.5	(9.2)	(1.9)

Total	441.7	423.2	343.6	18.5	79.6

All Other	(2.9)	(1.4)	(4.4)	(1.5)	3.0
Adjustments and Eliminations	(44.1)	(47.0)	(56.4)	2.9	9.4

Consolidated Total	¥394.7	¥374.8	¥282.8	¥19.9	¥92.0

Operating Income (Loss)

Operating income (loss) is included as a measure of reviewing the performance of each segment. Operating income (loss) reflects our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Equity in Earnings (Losses) of Associated Companies—Net (After Income Tax Effect)

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Iron & Steel Products	¥(1.3)	¥4.9	¥3.1	¥(6.2)	¥1.8
Mineral & Metal Resources	39.4	71.2	60.3	(31.8)	10.9
Machinery & Infrastructure Projects	13.9	20.3	21.4	(6.4)	(1.1)
Chemical	1.7	5.8	4.9	(4.1)	0.9
Energy	44.1	36.8	44.4	7.3	(7.6)
Foods & Retail	(3.8)	3.1	3.8	(6.9)	(0.7)
Consumer Service & IT	2.0	8.2	8.7	(6.2)	(0.5)
Logistics & Financial Markets	(10.5)	(1.9)	2.0	(8.6)	(3.9)
Americas	(2.2)	5.1	3.9	(7.3)	1.2
Europe, the Middle East and Africa	0.3	0.3	0.3	0.0	0.0
Asia Pacific	1.0	1.1	0.7	(0.1)	0.4

Total	84.6	154.9	153.5	(70.3)	1.4

All Other	0.0	0.1	0.1	(0.1)	0.0
Adjustments and Eliminations	0.2	(0.7)	(0.5)	0.9	(0.2)

Consolidated Total	¥84.8	¥154.3	¥153.1	¥(69.5)	¥1.2

Net Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Iron & Steel Products	¥(4.8)	¥20.2	¥20.6	¥(25.0)	¥(0.4)
Mineral & Metal Resources	90.0	177.0	98.4	(87.0)	78.6
Machinery & Infrastructure Projects	21.8	34.4	33.2	(12.6)	1.2
Chemical	(10.2)	18.3	20.8	(28.5)	(2.5)
Energy	153.3	124.1	75.7	29.2	48.4
Foods & Retail	1.5	10.4	(12.3)	(8.9)	22.7
Consumer Service & IT	(31.4)	12.0	16.6	(43.4)	(4.6)
Logistics & Financial Markets	(14.5)	7.5	14.6	(22.0)	(7.1)
Americas	(7.1)	5.0	15.8	(12.1)	(10.8)
Europe, the Middle East and Africa	(11.5)	5.0	4.1	(16.5)	0.9
Asia Pacific	30.6	22.5	22.0	8.1	0.5

Total	217.7	436.4	309.5	(218.7)	126.9

All Other	6.5	(7.1)	5.8	13.6	(12.9)
Adjustments and Eliminations	(46.6)	(19.2)	(13.8)	(27.4)	(5.4)

Consolidated Total	¥177.6	¥410.1	¥301.5	¥(232.5)	¥108.6

Iron & Steel Products Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥52.2	¥61.3	¥57.8	¥(9.1)	¥3.5
Operating Income	17.4	25.6	25.6	(8.2)	0.0
Equity in Earnings (Losses) of Associated Companies—Net (After Income Tax Effect)	(1.3)	4.9	3.1	(6.2)	1.8
Net Income (Loss)	(4.8)	20.2	20.6	(25.0)	(0.4)

Comparison between the Year Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥52.2 billion, a decline of ¥9.1 billion from ¥61.3 billion for the year ended March 31, 2008. The domestic steel products business which enjoyed a steady growth up to the first half of the current fiscal year but faced a drastic change in the environment following the sharp escalation of financial stress and the decline in global economy. The rapid demand destruction resulted in lower sales volume and a sharp drop in prices of all steel products in the second half of the current fiscal year. Except for demand of steel tubular products for oil field applications, which was softened by destocking, foreign trading transactions of various products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development including transactions carried out by Regency Steel Asia Pte Ltd. to Asian markets decelerated due to a sharp decline in demand for the same reasons mentioned above. As a result, Regency Steel Asia Pte Ltd. was forced to recognize a valuation loss on inventories while it recorded solid results for the first half of the current fiscal year supported by continued favorable demand.

Operating income for the year ended March 31, 2009 was ¥17.4 billion, a decline of ¥8.2 billion from ¥25.6 billion for the year ended March 31, 2008, reflecting a decline in gross profit.

Equity in losses of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥1.3 billion, a decline of ¥6.2 billion from earnings of ¥4.9 billion for the year ended March 31, 2008. On top of lower earnings of associated companies in general due to the economic slowdown, we recognized an impairment loss of ¥3.4 billion, reflecting a decline in the listed share price of Nippon Steel Trading Co., Ltd.

Net loss for the year ended March 31, 2009 was ¥4.8 billion, a ¥25.0 billion decline from earnings of ¥20.2 billion for the year ended March 31, 2008. In addition to the decline in operating income and equity in earnings, a decline in gains on sales of securities and recognition of impairment losses of ¥13.3 billion on listed securities, including a ¥9.6 billion impairment loss on shares of Nippon Steel Corporation, resulted in the decline in net income.

Comparison between the Year Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥61.3 billion, an increase of ¥3.5 billion from ¥57.8 billion for the year ended March 31, 2007. Overall steel products business continued to show solid performance mainly in high-end tubular products for energy applications, automobile steel plates and shipbuilding steel plates. Regency Steel Asia Pte Ltd. (Singapore) also contributed to the increase in earnings, reflecting robust operations for construction material, tubular products and steel plates for the Asian market.

Operating income for the year ended March 31, 2008 was ¥25.6 billion, the same as the year ended March 31, 2007. The increase in gross profit was mainly offset by higher selling, general and administrative expenses.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥4.9 billion, an increase of ¥1.8 billion from ¥3.1 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥20.2 billion, a ¥0.4 billion decline from ¥20.6 billion for the year ended March 31, 2007, due to a decline of gain on sales of securities, although there was an increase in equity in earnings of associated companies.

Mineral & Metal Resources Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥119.2	¥95.8	¥111.0	¥23.4	¥(15.2)
Operating Income	104.5	79.0	91.3	25.5	(12.3)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	39.4	71.2	60.3	(31.8)	10.9
Net Income	90.0	177.0	98.4	(87.0)	78.6

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥119.2 billion, an increase of ¥23.4 billion from ¥95.8 billion for the year ended March 31, 2008.

•

The main factor contributing to the increase in gross profit from iron ore mining operations was the increase in iron ore annual contract prices. Reflecting the tight market condition in emerging and developing countries, especially in China, iron ore prices for the year ended March 31, 2009 increased substantially from prices for the year ended March 31, 2008. Following the settlement of Brazilian iron ore fines with increases of 65~71%, Australian iron ore lump and fines prices were settled with an increase of 96.5% and 79.9% respectively. FOB (Free On Board) prices of Brazilian iron ore and Australian iron ore had been at the same level as was the customary practice in this industry up to the year ended March 31, 2008. However, Australian iron ore producers insisted that different prices be applied, reflecting the ocean freight difference between Australia and Brazil to major markets, such as China and Japan.

•

Due to the global economic slowdown triggered by the financial turmoil, the world crude steel production fell sharply in the three month period ended December 31, 2008 and the production for the year ended March 31, 2009 was down by approximately 9%, from that of the year ended March 31, 2008. Crude steel production in China, which had been sharply increasing in the recent years, fell off dramatically in the three month period ended December 31, 2008 and the total production for the year ended March 31, 2009 was flat, compared with the year ended March 31, 2008. Experiencing decline in sales volume under such a weak demand situation as well as the weakening Australian Dollar vis-à-vis the Japanese Yen, the iron ore mining operating business recorded a decline in gross profit for the three month period ended March 31, 2009 compared with the corresponding three month period of the previous year although the gross profit for the year ended March 31, 2009 still recorded a modest increase from the year ended March 31, 2008, thanks to the increase in iron ore annual prices as mentioned above. Consequently, increases in gross profit recorded by Mitsui Iron Ore Development and Mitsui Itochu Iron were ¥23.3 billion and ¥2.0 billion, respectively.

Operating income for the year ended March 31, 2009 was ¥104.5 billion, an increase of ¥25.5 billion from ¥79.0 billion for the year ended March 31, 2008, reflecting the increase in gross profit.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥39.4 billion, a decline of ¥31.8 billion from ¥71.2 billion for the year ended March 31, 2008. Major factors were as follows:

•	Earnings at Robe River Mining Company were ¥22.3 billion, an increase of ¥11.0 billion from ¥11.3 billion for the year ended March 31, 2008, reflecting the increase in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM, a Chilean copper mining company, recorded earnings of ¥11.5 billion, a decline of ¥7.4 billion from ¥18.9 billion for the year ended March 31, 2008 due to an increase in production costs and the depreciation of the U.S.Dollar against the Japanese Yen.

•

Valepar S.A. posted earnings of ¥29.2 billion, a decline of ¥4.9 billion from ¥34.1 billion for the year ended March 31, 2008, reflecting a reduction in earnings at, its investee, Vale, mainly due to a drop in nickel prices as well as the depreciation of the Brazilian Real against the Japanese Yen.

•	Reflecting a decline in the listed share price of Sims Metal Management Limited, we recognized an impairment loss of ¥28.0 billion.

Net income for the year ended March 31, 2009 was ¥90.0 billion, a decline of ¥87.0 billion from ¥177.0 billion for the year ended March 31, 2008. In addition to the factors mentioned above there are the following factors:

•

Other expense-net was a loss of ¥0.4 billion, a decline of ¥4.8 billion from a profit of ¥4.4 billion for the year ended March 31, 2008, as a result of a foreign exchange translation loss of ¥3.6 billion related to a borrowing denominated in U.S. Dollars at Mitsui Raw Material Development Pty. Limited (Australia). In addition, this segment recorded a loss of ¥3.0 billion on write-down of securities including an impairment loss on shares of JFE Holdings, Inc. (Japan).

•

Increase in operating income and equity in earnings were offset by a significant reversal effect from gains of ¥93.9 billion on the sale of our whole stake in Sesa Goa Limited(*) and of ¥12.4 billion on the sale of shares in EBM, a Brazilian iron ore company for the year ended March 31, 2008.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥95.8 billion, a decline of ¥15.2 billion from ¥111.0 billion for the year ended March 31, 2007 as a result of the following:

•

The divestiture in April 2007 of our entire holding in Sesa Goa Limited, formerly our iron ore subsidiary, which resulted in a decline of ¥27.2 billion(*) in this segment’s gross profit, the amount which Sesa Goa Limited contributed for the year ended March 31, 2007.

•

Reflecting tight supply-demand balance in Asia, especially in China, iron ore prices for the year ending March 31, 2008 increased by 9.5 % from the year ended March 31, 2007. Consequently, gross profit at Mitsui Iron Ore Development Pty. Ltd. (Australia) and Mitsui Itochu Iron Pty. Ltd. (Australia) increased by ¥8.7 billion and ¥4.3 billion, respectively. At Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd., shipments (on our equity production basis) stayed at almost the same levels of 22.6 million tons and 3.1 million tons respectively for the year ended March 31, 2008, compared to 22.8 million tons and 2.9 million tons respectively for the year ended March 31, 2007.

Operating income for the year ended March 31, 2008 was ¥79.0 billion, a decline of ¥12.3 billion from ¥91.3 billion for the year ended March 31, 2007, due to the above-mentioned decline in gross profit. There was a marginal improvement in selling, general administrative expenses as a result of the divestiture of Sesa Goa Limited.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥71.2 billion, an increase of ¥10.9 billion from ¥60.3 billion for the year ended March 31, 2007. Major factors contributing to the increase were as follows:

•

Valepar S.A. (Brazil) posted a net income of ¥34.1 billion, an increase of ¥9.1 billion from ¥25.0 billion including a ¥5.6 billion one-time gain on issuance of stock by Vale in exchange for Caemi Mineraçã o e

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

•

Earnings of Compania Minera Dona Ines de Collahuasi SCM (Chile) was a net income of ¥18.9 billion, a decline of ¥0.3 billion from the year ended March 31, 2007. The LME copper price for 2007 (calendar year) was U.S.$7,126 per ton on average compared to U.S.$6,731 per ton for 2006 (calendar year).

•	Sims Group Limited (Australia), a metal recycler, added a new contribution in earnings of ¥1.9 billion for the year ended March 31, 2008.

Net income for the year ended March 31, 2008 was ¥177.0 billion, a significant increase of ¥78.6 billion from ¥98.4 billion for the year ended March 31, 2007. Besides the above-mentioned factors, there were significant gains from divestitures for the years ended March 31, 2008 and 2007 as follows:

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

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for Iron Ore, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

Major suppliers including our joint venture businesses in Australia in which we participate with major overseas mineral resources companies conclude long-term supply contracts with various clients in the world including Japanese and Chinese steel manufacturers. Based on such contracts, sales prices are reviewed and renegotiated each fiscal year. (Unit prices for iron ore from each mine in production also reflect the difference of respective grades and types.)

Until the fiscal year ended March 31, 2009 prices continued to run up driven by increased demands especially in China as well as tightened supplies from Australia and Brazil due to their limited production capacities. Annual prices for the year ended March 31, 2009 rose sharply after long negotiations, resulting in 65-96.5% price increases depending on the grades and types over the annual prices for the year ended March 31, 2008. Nevertheless, economic slowdown triggered by the financial crisis in September 2008 changed the situation drastically. Crude steel production in the world, even in China, which is the world largest crude steel producing country, rapidly declined, and as a result, iron ore producers were forced to adjust their productions as well as shipments and spot prices of iron ore dropped.

While crude steel production in China is showing signs of recovery, production in the rest of the world remains to be under tremendous pressure. Under such circumstances, one major Australian iron ore producer announced in early June that it had settled its iron ore contract for the year ending March 31, 2010 with major iron ore consumers in Asian countries such as Japan, Korea and Taiwan with price reductions of 32.9% for fine ore and 44.5% for lump ore from the prices for the year ended March 31, 2009. On June 10, 2009, a major Brazilian iron ore producer announced that it concluded negotiations with Japanese and Korean

(*)	In the consolidated statements of income, net income of Sesa Goa for the years ended March 31, 2008, 2007 and 2006 are presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of Sesa Goa have been included in and presented as continuing operation.

iron ore consumers with price reductions of 28.2% for fine ore, 44.5% for lump ore and 48.3% for pellet from the prices for the year ended March 31, 2009. As of July 10, 2009, the both iron ore producers remain in price negotiations with other consumers including Chinese consumers. The other major Australian iron ore producer has not made any announcement regarding its annual contract price negotiation for the year ending March 31, 2010.

Fluctuations in iron ore prices directly affect revenues from the equity-based production at our iron ore subsidiaries and associated companies. For the year ending March 31, 2010, we estimate that the impact on net income from a change of U.S.$1 per ton in iron ore price would be approximately ¥2.0 billion.

For the year ended March 31, 2009, the equity-based shipments of our overseas subsidiaries and associated companies amounted to approximately 39 million tons of iron ore. The above-mentioned effect is calculated based on the assumptions of an estimated decline in production in line with our holdings after the year ended March 31, 2009, and a specific range of foreign exchange rates for the Japanese yen, U.S. dollar, Australian dollar and Brazilian real.

Although the rate of run-up in material and equipment costs as well as utility and personnel costs has halted due to the global economic slowdown, the cost is expected not to decline immediately since the impact of such cost reductions has certain time lag and the effect of increased unit cost due to lower production volumes offsets the cost reduction. In natural resource producing countries such as Australia and Brazil, there is a general trend toward currency appreciation in line with the growing export of those products, resulting in a negative impact on the revenues of our overseas subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

Due to the contraction of activity and trade provoked by the dramatic escalation of the financial crisis, the demand for iron ore is likely to decline in the short-term. However, in the mid- and long-term, it is expected that steel products demand in developing countries remains strong, and consequently. In order to respond to such increasing demand, major iron ore producers intend to continue investing to expand their production capacity. As of March 31, 2009, noteworthy developments in iron ore projects in which we hold stakes are as follows: (Unless otherwise noted, production amounts represent a 100% basis.)

•

Our iron ore mining joint ventures led by the BHP Billiton group completed expansion to raise the combined iron ore production capacity to 129 million tons per annum from 118 million tons. In addition, the joint venture members further agreed to an expansion plan to increase annual production capacity to 155 million tons and to start production by 2010. Furthermore, joint venture members approved expansion plan in November 2009 involving the expansion of railway and ports in parallel with the current construction, with the aim being to increase annual production capacity to 205 million tons by latter half of 2011.

•

In the iron ore mining joint venture led by Rio Tinto group, participants agreed to a plan in 2007 to expand port capacity at Cape Lambert in the Pilbara region of Western Australia from nameplate capacity of 55 to 80 million tons per annum, and completed the project in November 2008. In addition, the joint ventures agreed to approve capital investment representing pre-approval of expenditures for material and equipment with an aim to increase annual capacity to 180 million. Furthermore, the joint venture decided to develop the Mesa A / Warramboo mine in the Pilbara region of Western Australia. The new mine will have a full scale capacity of 25 million tons per annum and is expected to start production in 2010. The total mine life of Mesa A is expected to be 11 years. With this addition, total production of Robe Valley pisolite ore will be maintained at 32 million tons per annum.

Including those we are participating in, most of the iron ore mining projects have plans for expanding their production capacity in response to forecasted iron ore demand increase in mid- and long-term. As there are too many uncertainties including demand from China and other emerging countries, it is difficult for our management to draw up definitive forecasts on supply-demand balance and prices at this point in time.

Machinery & Infrastructure Projects Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥106.3	¥119.7	¥101.9	¥(13.4)	¥17.8
Operating Income	16.0	30.1	19.4	(14.1)	10.7
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	13.9	20.3	21.4	(6.4)	(1.1)
Net Income	21.8	34.4	33.2	(12.6)	1.2

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥106.3 billion, a decline of ¥13.4 billion from ¥119.7 billion for the year ended March 31, 2008.

•

While the motorcycle retail finance company P.T. Bussan Auto Finance continued to show solid performance, the Motor Vehicle Business Unit reported a decline of ¥5.9 billion in gross profit due to a decline in import and sales transactions of finished cars and auto parts logistics business activities in the Americas and less business activity as a result of restructuring of subsidiaries in Europe, reflecting contraction of demand inflicted by the massive financial crisis.

•

Despite the financial turmoil and the sluggish freight market, the Marine & Aerospace Business Unit showed relatively stable performance through marketing commercial vessels, trading in used vessels, operating and chartering vessels for the year ended March 31, 2009. Nevertheless, this business unit reported a decline of ¥3.7 billion in gross profit due to a reversal effect from profit on delivery of some new vessels realized in the year ended March 31, 2008.

•

Infrastructure Projects Business Unit reported a decline of ¥3.9 billion in gross profit due to less demand for and overhaul of rolling stock at leasing subsidiaries in North America and Europe and fewer deliveries in plant business.

Operating income for the year ended March 31, 2009 was ¥16.0 billion, a decline of ¥14.1 billion from ¥30.1 billion for the year ended March 31, 2008. The major factors were increases in selling, general and administrative expenses and in the provision for doubtful receivables at the Marine & Aerospace and the Infrastructure Projects Business Units in addition to the decline in gross profit.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥13.9 billion, a decline of ¥6.4 billion from ¥20.3 billion for the year ended March 31, 2008. Major factors were as follows:

•

Overseas power producing businesses such as IPM UK Power Holdings Limited, IPM Eagle LLP and P.T. Paiton Energy reported equity in earnings of ¥10.6 billion, an increase of ¥6.5 billion from equity in earnings of ¥4.1 billion for the year ended March 31, 2008. Power producing operations recorded a ¥0.3 billion mark-to-market evaluation gain related to long-term power contracts while Australian power producing operations recorded a ¥5.8 billion mark-to-market evaluation loss on long-term swap agreement for the year ended March 31, 2008.

•

This segment recorded equity in losses of ¥6.1 billion (this segment portion) for Penske Automotive Group, Inc., ¥3.2 billion for Toyo Engineering Corporation (Japan) and ¥2.1 billion for ASAHI TEC CORPORATION (Japan), reflecting declines in the share prices. The segment also recorded a loss of ¥4.4 billion (this segment portion) for ASAHI TEC CORPORATION for the same reason in the year ended March 31, 2008.

•

Other than the above-mentioned factors, this segment recorded a profit from sales of vessels at marine business for the year ended March 31, 2009 and had a reversal effect of profit from sale of real estate in automotive related business for the year ended March 31, 2008.

Net income for the year ended March 31, 2009 was ¥21.8 billion, a decline of ¥12.6 billion from ¥34.4 billion for the year ended March 31, 2008. In addition to the above-mentioned factors, major factors were as follows:

•

This segment recorded a loss of ¥8.2 billion on write-down of securities of Yamaha Motor Co., Ltd. The segment posted a positive tax effect of ¥6.9 billion in Income Taxes including the effect of the impairment loss of ¥8.6 billion for the previous year(*1).

•	This segment recorded a gain of ¥5.5 billion(*2) on the sale of leased aircraft held by Tombo Aviation Inc. for the year ended March 31, 2008.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥119.7 billion, an increase of ¥17.8 billion from ¥101.9 billion for the year ended March 31, 2007.

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

Operating income for the year ended March 31, 2008 was ¥30.1 billion, an increase of ¥10.7 billion from ¥19.4 billion for the year ended March 31, 2007. The increase is primarily attributable to the improvement in gross profit in ocean vessels and marine project businesses and infrastructure projects businesses. Operating income of automotive and machine tools related subsidiaries slightly increased, as increases in their gross profit was mostly offset by increases in selling, general and administrative expenses and provision for doubtful receivables.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥20.3 billion, a decline of ¥1.1 billion from ¥21.4 billion for the year ended March 31, 2007.

•

Overseas power producing businesses such as IPM Eagle LLP (United Kingdom) and P.T. Paiton Energy (Indonesia) reported equity in earnings of ¥4.1 billion in total, a decline of ¥5.4 billion from ¥9.5 billion earnings for the year ended March 31, 2007. The decline is due to a ¥5.8 billion mark-to-market evaluation losses for the year ended March 31, 2008 which were recorded mainly by IPM Eagle on long-term swap contracts, among others in its Australian power producing operations.

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the share price is other-than-temporary. Basically a 30% or more decline in fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those determined to be other-than-temporary impaired, a 50% or less decline in fair value of a security is a nondeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for nondeductible impairment losses and set up valuation allowances if it is more likely than not that they are not considered recoverable.
(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of aircraft has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥4.4 billion on the sale for the year ended March 31, 2008 is presented as income from discontinued operations (after income tax effect).

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

Net income for the year ended March 31, 2008 was ¥34.4 billion, an increase of ¥1.2 billion from ¥33.2 billion for the year ended March 31, 2007. In addition to the above-mentioned factors, for the year ended March 31, 2008, this segment recorded:

•	gains on sales of aircraft which were previously leased to others at Tombo Aviation, Inc. (United States)(*2); and

•	a ¥8.6 billion loss on the write down of shares in Yamaha Motors Co., Ltd., reflecting an other-than-temporary decline in its market price(*3).

Chemical Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥80.0	¥100.2	¥95.6	¥(20.2)	¥4.6
Operating Income	24.2	42.8	36.2	(18.6)	6.6
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	1.7	5.8	4.9	(4.1)	0.9
Net Income (Loss)	(10.2)	18.3	20.8	(28.5)	(2.5)

(*1)	Regarding investment in associated companies listed on Japanese and/or overseas stock exchanges, when we observe an other-than-temporary decline including the case that its book value exceeds the market value, we recognize an impairment loss in the amount equal to the balance between the book value and the market value and record the loss in equity in loss of associated companies. The market price of ASAHI TECH Corporation (listed on the first section of the Tokyo Stock Exchange) declined significantly from the end of 2006 to the middle of 2007. For the year ended March 31, 2008, we concluded it was an other-than-temporary decline in fair value loss in the account title of equity in earnings/losses of associated companies.
(*2)	In the consolidated statements of income, net income of Tombo Aviation, Inc. for the years ended March 31, 2008 and 2007 is presented as income from discontinued operations (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company are presented and discussed according to line items of the consolidated statements of income.
(*3)	Mitsui’s Management principally recognizes that a 50% or more decline in fair value of a security from cost leads to the conclusion that the security has an other-than-temporary impairment. In addition, management recognizes an other-than-temporary impairment in case of a 30% or more and less than 50% decline, considering the materiality of declined value. The closing share price of Yamaha Motor Co., Ltd. at the Tokyo Stock Exchange was ¥1,834 leading to a more than 30% decline from the cost. As of the end of June 2008, its closing share price at the Tokyo Stock Exchange was ¥1,987, which was slightly less than a 30% decline.

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥80.0 billion, a decline of ¥20.2 billion from ¥100.2 billion for the year ended March 31, 2008. The principal developments in this segment were as follows:

•

Basic petrochemicals of upstream products recorded an increase of ¥3.1 billion in gross profit. The ethylene and propylene businesses contributed to the increase by focusing on reducing transportation costs as well as by marketing operations closely monitoring supply demand balance under the circumstances where global demand contraction and a further deterioration in market prices have been taking place. Despite the fact that the market price of ammonia plunged sharply after last autumn, P.T. Kaltim Pasifik Amoniak, a joint venture manufacturing and marketing company of ammonia, recorded an increase in gross profit due to higher price and an increase in sales volume in the first half of the current fiscal year.

•

Mid-stream intermediate products used for synthetic resin and synthetic fiber products overall recorded a decline of ¥6.8 billion in gross profit due to sharp declines in market prices as well as a further drop in demand.

•	Plastics and Functional Materials also recorded a decline of ¥7.9 billion in gross profit due to declines in the market prices coupled with a decline in demand.

•

On the other hand, supported by a globally stable demand for agriculture products, businesses of crop protection chemicals and fertilizer remained robust while sulfur and sulfuric acid, raw materials of fertilizer, decelerated sharply after last summer when the export custom duty for fertilizer products in China was raised which resulted in a decline in the demand and a decline in the price, resulting in a decline of ¥3.5 billion of gross profit.

Operating income for the year ended March 31, 2009 was ¥24.2 billion, a decline of ¥18.6 billion from ¥42.8 billion for the year ended March 31, 2008, reflecting the decline in gross profit.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥1.7 billion, a decline of ¥4.1 billion from ¥5.8 billion for the year ended March 31, 2008. While International Methanol Company, a joint venture methanol manufacturing company, recorded almost same level of earnings as the year ended March 31, 2008, the segment recorded an equity in loss reflecting impairments of Japanese listed shares.

Net loss for the year ended March 31, 2009 was ¥10.2 billion, a decline of ¥28.5 billion from net income of ¥18.3 billion for the year ended March 31, 2008. In addition to the above-mentioned factors, this segment recorded a loss of ¥30.0 billion on the write-down of securities including an ¥18.0 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥4.2 billion impairment loss on shares in Ishihara Sangyo Kaisha LTD.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥100.2 billion, an increase of ¥4.6 billion from ¥95.6 billion for the year ended March 31, 2007. The principal developments in this segment were as follows:

•

Gross profit continued to stay at high levels, reflecting a solid performance mainly in ammonia and methanol; however, the basic petrochemicals business recorded a decline in gross profit due to a sharp decline in margins following a rapid increase in prices of crude oil and naphtha.

•

The sulphur business improved its performance, substantially supported by a globally strong demand for agriculture products. Performance of inorganic chemicals and plastics including IT related parts and components remained solid, reflecting a strong demand particularly in Asia.

Operating income for the year ended March 31, 2008 was ¥42.8 billion, an increase of ¥6.6 billion from ¥36.2 billion for the year ended March 31, 2007.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥5.8 billion, an increase of ¥0.9 billion from ¥4.9 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥18.3 billion, a decline of ¥2.5 billion from ¥20.8 billion for the year ended March 31, 2007. Besides the above-mentioned improvements for the year ended March 31, 2008, this segment recorded the following:

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

•	This segment recorded a gain on the sale of shares in Toho Titanium Co., Ltd., for the years ended March 31, 2008 and March 31, 2007.

•	For the year ended March 31, 2008, this segment recorded a ¥4.7 billion loss on the write down of shares mainly in Kaneka Corporation, reflecting other-than-temporary decline in their market prices.

Energy Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥272.0	¥219.3	¥123.9	¥52.7	¥95.4
Operating Income	214.1	172.5	81.3	41.6	91.2
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	44.1	36.8	44.4	7.3	(7.6)
Net Income	153.3	124.1	75.7	29.2	48.4

Comparison between the Years Ended March 31, 2009 and 2008

Japan Crude Cocktail (“JCC”), which is average CIF price of oil imported to Japan, continued to rise from April 2007, reflecting strong demand and an influx of speculative money into the futures markets and reached US$135 per barrel in August 2008. Following the banking crisis in September 2008, the JCC plummeted to US$43 per barrel in January 2009, and ended at US$44 per barrel (preliminary figure) in March 2009, as a result of weaker demand and increased risk aversion. The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to 6 month time lag.

Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to operating results of those oil and gas producing subsidiaries and associated companies for internal reviewing purposes. Such weighted average JCC prices for internal reviewing purposes for the year ended March 31, 2009 and 2008 were US$101 per barrel and US$71 per barrel, respectively.

Gross profit for the year ended March 31, 2009 was ¥272.0 billion, an increase of ¥52.7 billion from ¥219.3 billion for the year ended March 31, 2008 primarily due to the following:

•

There were contributions of ¥14.2 billion by Mitsui E&P Australia Pty Ltd due to the start-up of oil production at Tui oil field in New Zealand in July 2007 as well as higher oil prices. Likewise, due to higher oil prices MitEnergy Upstream LLC (United States) and Mitsui E&P Middle East B.V. (Netherlands) reported increases of ¥9.5 billion and ¥5.1 billion, respectively. On the other hand, Mitsui Oil Exploration Co., Ltd. posted a decline of ¥4.2 billion, due to a drop in oil prices reflecting short period of time lag and stronger Japanese Yen against US Dollar and Thai Baht. Mittwell Energy

Resources Pty., Ltd. posted a decline of ¥22.7 billion in gross profit due to decline of shipments and an increase in condensate cost as a result of the revision of the purchase price from Japan Australia LNG (MIMI) Pty. Ltd during the year ended March 31, 2009.(*1)

•

The price for representative Australian premium hard coking coal for the year ended March 31, 2009 was quoted as US$300 per ton FOB, which was approximately three times the price for the year ended March 31, 2008. At the same time thermal coal prices doubled from the price for the prior year. For the year ended March 31, 2009, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) increased by ¥46.6 billion, reflecting higher coal price as well as an increase in sales volume. Despite the sharp decline in demand due to economic slowdown, shipments for the year ended March 31, 2009 were approximately 7.4 million tons, a slight increase from 6.8 million tons for the year ended March 31, 2008 when there were production troubles.

•

Following the merger with Marubeni Liquefied Gas Corporation (Japan) in April 2008, Mitsui Marubeni Liquefied Gas Co., Ltd. reported an increase of ¥10.5 billion in gross profit due to the merger and increased sales volume.

Operating income for the year ended March 31, 2009 was ¥ 214.1 billion, an increase of ¥41.6 billion from ¥172.5 billion for the year ended March 31, 2008. An increase of ¥14.1 billion of selling, general and administrative expenses resulting from the merger with Marubeni Liquefied Gas Corporation was recorded at Mitsui Marubeni Liquefied Gas Co., Ltd.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥44.1 billion, an increase of ¥7.3 billion from ¥36.8 billion for the year ended March 31, 2008. Japan Australia LNG (MIMI) Pty. Ltd. reported an increase in earnings due to higher oil prices and revised transfer price applied to sales of condensate to Mittwell Energy Resources Pty., Ltd. partially offset by foreign exchange translation effect of the depreciated Australian Dollar against the Japanese Yen and decline of oil shipment.

Net income for the year ended March 31, 2009 was ¥153.3 billion, an increase of ¥29.2 billion from ¥124.1 billion for the year ended March 31, 2008. Besides the above-mentioned developments, there were following factors:

•	Interest expenses declined by ¥4.8 billion, due mainly to lower US interest rates applied for funding for Sakhalin II project.

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥48.9 billion, an increase of ¥24.9 billion over the year ended March 31, 2008 due to higher oil prices.

•

This segment recorded a profit of ¥6.7 billion on sale of its shareholding in Kyushu Oil Co., Ltd. On the other hand, in April 2007, this segment sold 50% of its stake in Sakhalin Energy Investment Company Ltd. (Bermuda) and recorded the relevant gain on sale of the shares for the year ended March 31, 2008.

•

This segment recorded a ¥20.2 billion gain (pre-tax) on the sale of its entire oil and gas producing interests(*2) at Wandoo Petroleum Pty. Ltd. (Mitsui’s profit share 71.7%) for the year ended March 31, 2008.

(*1)	Positive impact of the increase in condensate sales price at Japan Australia LNG (MIMI) Pty. Ltd. is not reflected timely due to a three-month time lag in consolidating its earnings into our operating results, whereas negative impact of the decline in condensate sales price at Mittwell Energy Resources Pty., Ltd. is reflected with no lag. Therefore, positive impact related to condensate sales earned during January to March 2009 period will be reflected in the earnings of Japan Australia LNG (MIMI) Pty. Ltd. in the year ending March 31, 2010.
(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of the entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥9.6 billion on the sale for the year ended March 31, 2008 is presented as income from discontinued operations (after income tax effect).

•

This segment recorded a ¥14.6 billion impairment loss on property & equipment and mineral rights of Vincent oil field belonging to Mitsui E&P Australia Pty Limited. We wrote down the assets to the fair value using a discount cash flow method. Future cash flow used for the impairment judgment as well as for the fair value calculation is estimated from its business plan that the most updated oil reserve is produced from the oil field in accordance with the production plan, and the estimate of the sales prices is based on the future prices at the analysis day. For the year ended March 31, 2008 this segment recorded a ¥3.9 billion impairment loss on power producing equipment at a domestic power producing operation.

•

Other expense-net increased by ¥17.9 billion due mainly to exploration expenses and salvage expenses of ¥4.5 billion for the Mexican gulf oil production facility damaged seriously by a hurricane. The exploration expenses included a ¥6.3 billion expense at Mitsui E&P Australia, a ¥3.6 billion expense at Mitsui Oil Exploration Co., Ltd.(Japan), a ¥2.7 billion expense at Mitsui E&P Mozambique Area1. For the corresponding previous year, major exploration expenses were a ¥5.4 billion expense at Mitsui E&P Australia and a ¥2.7 billion expense at Mitsui Oil Exploration Co., Ltd.

Comparison between the Years Ended March 31, 2008 and 2007

After reaching U.S.$72 per barrel in September 2006, Japan Crude Cocktail (“JCC”) dropped to U.S.$55 per barrel in February 2007. It then bounced back sharply and reached U.S.$95.4 per barrel in March 2008. On average, crude oil prices continued to rise, reflecting strong demand supported by global expansion, geopolitical uncertainty surrounding supply from the Middle East and other oil producing regions, and an influx of speculative money into the futures markets. Average JCC for the year ended March 31, 2008 was U.S.$78.71 per barrel compared to U.S.$63.50 per barrel for the year ended March 31, 2007. Average JCC for calendar year 2007 was U.S.$69.41 compared to U.S.$63.94 for calendar year 2006.

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

•

The price for representative Australian hard coking coal for the year ending March 31, 2008 declined by approximately 15.5% to U.S.$92 per ton FOB. At the same time soft coking coal prices rose in general by 9%. For the year ended March 31, 2008, gross profit at Mitsui Coal Holdings Pty. Ltd. (Australia) declined significantly by ¥11.9 billion, reflecting lower coal prices, appreciation of the Australian dollar against the U.S. dollar, delay of expansion projects and other operational troubles including heavy rainfall. Although the expansion plan in the Dawson mine has been completed, shipments by Mitsui Coal Holdings Pty. Ltd. for the year ended March 31, 2008 were approximately 7.9 million tons, a slight increase from 6.8 million tons for the year ended March 31, 2007 due to the above-mentioned operation troubles. As of April 2008, the operational trouble at the Dawson mine had been remedied in general and it is currently concentrating on stabilizing production.

•	There were ¥9.6 billion naphtha trading losses at Mitsui Oil (Asia) Pte. Ltd. (Singapore) for the year ended March 31, 2007.

•

In domestic sales operations, Mitsui Liquefied Gas Co., Ltd. (Japan) recorded a ¥3.3 billion increase, reflecting higher sales prices; however, Mitsui Oil Co., Ltd. (Japan) reported a decline due to reduced margins related to a sharp increase in crude oil prices.

Operating income for the year ended March 31, 2008 was ¥172.5 billion, an increase of ¥91.2 billion from ¥81.3 billion for the year ended March 31, 2007. The increase in gross profit was partly offset by increased selling, general and administrative expenses, particularly at Mitsui Oil Exploration Co., Ltd..

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥36.8 billion, a decline of ¥7.6 billion from ¥44.4 billion for the year ended March 31, 2007. Japan Australia LNG (MIMI) Pty. Ltd. (Australia), which is engaged in natural gas, crude oil and condensate exploration, development and marketing in Western Australia, recorded a slight increase in earnings. Mitsui Oil Exploration Co., Ltd., as an associated company up to the third quarter of the year ended March 31, 2007, reported ¥8.4 billion equity in earnings for the year ended March 31, 2007, but has been consolidated for the year ended March 31, 2008.

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

•	Dividends from LNG projects in Abu Dhabi, Qatar and Oman were ¥23.4 billion, a decline of ¥3.2 billion over the year ended March 31, 2007.

•	This segment reported an impairment loss on power producing equipment at GTF Green Power Co., Ltd. (Japan), a domestic power producing operation, for the year ended March 31, 2008.

•

Minority interests in earnings of subsidiaries increased by ¥18.9 billion (in expense) related to consolidation of Mitsui Oil Exploration Co., Ltd. by Mitsui in the fourth quarter of the year ended March 31, 2007.

(*1)	In the consolidated statements of income, net income of the assets of Wandoo Petroleum Pty. Ltd. for the year ended March 31, 2008 and 2007 is presented as income from discontinued operations (after income tax effect).

•	Mitsui E&P Australia Pty Limited (Australia) recorded a Petroleum Resource Rent tax (“PRRT”) of ¥9.5 billion for the year ended March 31, 2008(*2).

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for oil and gas, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

A survey conducted by the International Energy Agency (May 2008) indicated that world crude oil demand in 2008 was 85.8 million barrels per day, with an estimated demand for 2009 of 83.2 million barrels per day. As of May 2009, general observations on short-term supply-demand balance of crude oil by agencies and corporations in this industry suggest that:

•

After WTI reached its historical high price of U.S.$147 per barrel in July 2008, it plummeted due to the credit constraints and economic downturn. Entering into 2009, crude oil prices picked up once reflecting increasing geopolitical uncertainties such as Israel’s military activity Gaza region and disputes regarding gas supply between Russia and Ukraine, but the oil market immediately changed due to the worse-than-expected worldwide recession and the prices dropped to nearly U.S.$30 per barrel in February 2009. Afterward, crude oil prices have recovered and hit the U.S.$70 per barrel level recently mainly due to the inflow of risk money into the energy market.

•

While oil inventory in the U.S. continues to rise reflecting a decline in overall demand, there have been considerable inflows of risk money into commodity markets, resulting in a run-up of crude oil price. Although oil prices have surged as a result of such inflow of risk money, the outlook is extremely uncertain especially since the recovery of demand is likely to take place in 2010 at the soonest based on the demand estimation reported by International Energy Agency.

•

The following are the changing factors for oil price; 1) development of disposal of non performing loans which constitutes of the bedrock of the recession, 2) implementation of economic stimulus packages by the governments including Chinese government and 3) market confidence risk of the U.S. Dollar stemming from increasing public spending.

Our production amount for the year ended March 31, 2009 was 57 million barrels, an increase of 2 million barrels from the year ended March 31, 2008 (gas is converted to barrels of oil at the ratio of 5,800 cubic feet of natural gas to 1 barrel of crude oil), as presented in Table 4, Proved Reserve Quantity Information of Supplemental Information on Oil and Gas Producing Activities (Unaudited). Each of production amounts for the years ended March 31, 2009 and 2008 includes 11 million barrels for Mitsui Oil Exploration Co., Ltd.’s minority interest portion. We expect that our production amount for the year ending March 31, 2010 will be at the approximately same level as amount for the year ended March 31, 2009 considering full year contributions from

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

the Vincent oil field project as well as the fifth LNG producing train of the Northwest Shelf JV, while crude oil production at the Tui crude oil field belonging to Mitsui E&P Australia Pty Limited and Mexican gulf operation of Mit Energy Upstream LLC is expected to decline.

On April 13, 2009, a fire started in the gas compression units on the Vincent’s floating production storage and off-take facility, and was immediately extinguished. Receiving regulatory approval, production at the Vincent oil field resumed on June 16, 2009 on an interim basis while work to restore the gas compression facility is still continuing.

For the year ending March 31, 2010, a change of U.S.$1 per barrel in crude oil prices is estimated to have an effect of ¥1.6 billion on net income as a result of changes in revenues of our oil and gas related subsidiaries and associated companies. Similar to the discussion regarding iron and steel raw materials, actual results of operations are also influenced by production costs, trends in foreign exchange rates and other factors surrounding those subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

The middle- and long-term trends in supply-demand balance and prices of crude oil are subject to far greater levels of uncertainty than recent trends, and it is therefore difficult for the management to make a definitive forecast. On the other hand, with respect to LNG, we are focusing on the changes in market structure that are currently taking place, and acting accordingly as follows:

•

In the past, the market growth has been driven primarily by long-term purchase contracts by power and gas companies operating in Japan and the Far East. Expansion of incumbent projects and green field projects coming on stream will increase the volume of supply to the market, while demand, traditionally centered around the Far East, is likely to increase by growing demand from Europe and the United States, while huge markets in China and India will emerge. Therefore, globalization both in terms of supply and demand is expected to continue. In addition, as the opportunity for supply-demand adjustments in these markets increases, LNG is expected to become a more marketable commodity.

•

Long-term purchase contracts with Japanese companies in many projects are subject to renewal around 2015, and more flexible terms reflecting the above-mentioned supply-demand balance trends will be requested from the buyers. In evaluating the opportunities for the expansion of incumbent projects or participation in green field projects, we are putting an emphasis on securing stable supply as well as diversifying our source of supply to enhance flexibility.

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for coal, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

As is the case with the iron ore business, coal (metallurgical coal) producing joint venture businesses in Australia in which we participate together with major foreign mineral resources companies conclude supply contracts with Japanese steel manufacturers and major clients in other countries every year. Based on such contracts, sales prices are reviewed and renegotiated each fiscal year. For the year ending March 31, 2010, the annual prices of coal have declined sharply due to reduced demand stemming from curtailment of production by steel manufacturers, especially in developed countries. (Unit prices for coal from each mine in production also reflect the difference of respective grades and types.)

Up to the date of this annual report, we have observed that an indicative price for representative Australian premium hard coking coal, a type of metallurgical coal, declined to U.S.$115 to U.S.$125 per ton/FOB for the year ending March 31, 2010. Generally, metallurgical coal prices declined approximately 60% from the year ended March 31, 2009. Also, some contracts indicate that the price for thermal coal declined to U.S.$70 to U.S.$72 per ton /FOB for the year ending March 31, 2010. At the same time, in general, thermal coal prices have declined approximately 40% from the year ended March 31, 2009.

Fluctuations in coal prices directly affect revenues from the equity-based production at our coal subsidiaries and associated companies. For the year ending March 31, 2010, we calculate that an estimated impact on net income from a change of U.S.$1 per ton in coal price would be approximately ¥0.5 billion.

For the year ended March 31, 2009, the equity-based shipments of our overseas subsidiaries and associated companies amounted to approximately 8.6 million tons of coal. For the year ending March 31, 2010, we expect that the equity-based shipments of our overseas subsidiaries and associated companies will amount to approximately 8.0 million tons of coal. The above impact is calculated based on the assumptions of an estimated decline in production in line with our holdings after the year ended March 31, 2009, and a specific range of foreign exchange rates for the Japanese yen, the U.S. dollar and the Australian dollar.

Although a global trend of rising material and equipment costs as well as utility and personnel costs, which was remarkable before the financial crisis, reversed due to the economic slowdown, the cost is unlikely to decline so immediately since the impact of such cost reductions has a certain time lag and the effect of increased unit costs due to lower production volume partially offsets the cost reduction in costs. In addition, the appreciation of Australian dollar against the U.S. dollar may have a negative impact on the revenues of our coal mining subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

In order to respond to tightening supply-demand balance in mid- and long-term resulting from increased demand for metallurgical coal in line with economic growth of developing countries as well as rising demand of thermal coal for coal fired power plants especially in India and Taiwan, major coal producers continue investing to increase production capacity. With respect to coal mining joint ventures with the Rio Tinto group, we approved the development of the new mining area owned by Kestrel Joint Venture in Queensland, Australia. This project will extend the operation period of Kestrel Joint Venture by developing the new mining area, as the existing mining areas are expected to be exhausted in 2014. We obtained the government’s approvals in November 2009. The operation is expected to commence in 2012. The project estimates a maximum 6.5 million tons per annum coal production and 20-year operation.

Including those we are participating in, most of the coal mining projects have plans for expanding their production capacity. As there are too many uncertainties, including demand from China and other emerging countries, it is difficult for our management to draw up definitive forecasts on supply-demand balance and prices at this point in time.

Foods & Retail Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥82.4	¥81.2	¥81.3	¥1.2	¥(0.1)
Operating Income	19.0	16.6	10.9	2.4	5.7
Equity in Earnings (Losses) of Associated Companies—Net (After Income Tax Effect)	(3.8)	3.1	3.8	(6.9)	(0.7)
Net Income (Loss)	1.5	10.4	(12.3)	(8.9)	22.7

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥82.4 billion, an increase of ¥1.2 billion from ¥81.2 billion for the year ended March 31, 2008. Food raw material business demonstrated solid performance reflecting the run-up in commodity market in the first half of the year ended March 31, 2009. On the other hand, under severe business circumstances due to higher raw material and oil costs in the first half of the year ended

March 31, 2009 as well as lack of consumer confidence due to economic downturn in the second half of the year ended March 31, 2009, this segment has been taking various cost reduction initiatives in the food distribution and retail operations in Japan. The major developments were as follows:

•	In the food raw material business, broiler business displayed robust performance due to increases in prices of the products in addition to steady results from soybean and wheat transactions.

•	MITSUI FOODS CO., LTD (Japan) recorded an increase of ¥1.1 billion over the year ended March 31, 2008 due to improved margins gained through restructuring unprofitable businesses.

•

Mitsui Norin Co., Ltd. (Japan) reported a decline of ¥1.1 billion in gross profit due to the weaker market for wholesale tea products and beverage raw materials as the food service industry has been dull despite firm performance of tea business for the household use. In addition, Mitsui Norin Co., Ltd. recorded a loss on a write down of inventories.

Operating income for the year ended March 31, 2009 was ¥19.0 billion, an increase of ¥2.4 billion from ¥16.6 billion for the year ended March 31, 2008. MITSUI FOODS CO., LTD. showed an improvement in operating income reflecting the increase in gross profit. Mitsui Norin Co., Ltd. reported a decline in operating income although the decline in gross profit was partly offset by a slight improvement in selling, general and administrative expenses.

Equity in losses of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥3.8 billion, a decline of ¥6.9 billion from earnings of ¥3.1 billion for the year ended March 31, 2008. This segment recognized a ¥4.8 billion impairment loss on MIKUNI COCA-COLA BOTTLING CO., LTD., reflecting the sharp decline in the equity market in Japan. In addition, overseas food business suffered and reported a decline in equity in earnings.

Net income for the year ended March 31, 2009 was ¥1.5 billion, a decline of ¥8.9 billion from ¥10.4 billion for the year ended March 31, 2008. In addition to the above-mentioned factors, there are following factors:

•

Loss on write-down of securities for the year ended March 31, 2009 was ¥3.6 billion. For the year ended March 31, 2008, this segment recognized a ¥5.6 billion loss mainly due to the write-down of the shares of Seven & i Holdings Co., Ltd of ¥4.5 billion.

•	This segment recorded a ¥3.2 billion gain on sales of securities, mainly related to listed securities, for the year ended March 31, 2008.

•	Other expenses-net increased by ¥3.1 billion, major part of which was foreign exchange losses, over the year ended March 31, 2008.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥81.2 billion, a decline of ¥0.1 billion from ¥81.3 billion for the year ended March 31, 2007. Food raw material business transactions showed solid performance, partly reflecting a run-up in prices. At the same time, this segment has been taking various cost reduction initiatives in the competitive, domestic food distribution and retail operations.

•

In October 2007, this business unit transferred 70% of its shares of Hokushuren Co., Ltd. (Japan), formerly a foods and liquor wholesale subsidiary, to KOKUBU & CO., LTD., an unrelated entity, following the transfer of MITSUI FOODS CO., LTD.’s business in the Hokkaido area (excluding Seven & i Holdings Co., Ltd.-related businesses) to Hokushuren Co., Ltd. As a result, gross profit of Hokushuren Company Limited declined by ¥2.9 billion. Gross profit of MITSUI FOODS CO., LTD. declined by ¥1.1 billion, primarily reflecting the restructuring of domestic distribution centers and exiting from unprofitable businesses.

•	There was an increased gross profit in the feed grain businesses, mainly in corn due to increased prices and trading transactions for the year ended March 31, 2008.

•	Gross profit of Mitsui Norin Co., Ltd. (Japan) declined slightly by ¥0.1 billion due to fierce competition mainly in the tea leaves business and rising material costs.

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

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥3.1 billion, a ¥0.7 billion decline from ¥3.8 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥10.4 billion, a significant improvement of ¥22.7 billion from ¥12.3 billion net loss for the year ended March 31, 2007. In addition to the above-mentioned development, major factors were as follows:

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

Consumer Service & IT Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥73.7	¥116.7	¥130.0	¥(43.0)	¥(13.3)
Operating Income (Loss)	(12.8)	19.0	20.3	(31.8)	(1.3)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	2.0	8.2	8.7	(6.2)	(0.5)
Net Income (Loss)	(31.4)	12.0	16.6	(43.4)	(4.6)

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥73.7 billion, a decline of ¥43.0 billion from ¥116.7 billion for the year ended March 31, 2008. Consumer Service Business Unit recorded a loss of ¥6.1 billion on write down of inventories and a decline of ¥3.2 billion due to reduced sales in the domestic residential home business. This business unit also reported a decline of ¥2.5 billion in gross profit due to divestiture of cable television business in the year ended March 31, 2008. The apparel and brand marketing related business continued to suffer with a ¥3.8 billion decline in gross profit. In addition to unfavorable performance in electronics and display-related business with a ¥6.5 billion decline in gross profit, reclassification of T-Gaia Corporation from subsidiary to associated company through merger with MS Communications Co., Ltd. resulted in a decline of ¥14.6 billion in gross profit at the IT Business Unit.

Reflecting a decline of gross profit for the year ended March 31, 2009, this segment recorded a ¥12.8 billion operating loss, a decline of ¥31.8 billion from operating income of ¥19.0 billion for the year ended March 31, 2008. Reclassification of T-Gaia Corporation from subsidiary to associated company resulted in a decline of ¥11.4 billion in selling, general and administrative expenses.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥2.0 billion, a decline of ¥6.2 billion from ¥8.2 billion income for the year ended March 31, 2008. Due to a decline of IT demand and an impairment loss on fixed assets Nippon Unisys, Ltd. (Japan) reported a decline in earnings.

Net loss for the year ended March 31, 2009 was ¥31.4 billion, a decline of ¥43.4 billion from net income of ¥12.0 billion for the year ended March 31, 2008. Additional factors are as follows:

•

Reflecting the sharp drop in the Japanese equity market, this segment recorded a loss of ¥35.2 billion on write-down of securities, which includes impairment losses of listed securities including those of Tokyo Broadcasting System, Inc. of ¥3.1 billion, securities of Recruit Co., Ltd. of ¥12.0 billion(*1), and our equity share in office building development business in Japan of ¥9.8 billion(*2) for the year ended March 31, 2009. For the year ended March 31, 2008, this segment recorded a loss of ¥4.6 billion on write-down of securities, which were mainly listed on the market.

•

This segment reported a gain of ¥16.2 billion on sale of securities including a gain of ¥11.9 billion on sales of a trust beneficiary right with respect to Shiodome building and a gain of ¥4.0 billion on sales of share in T-Gaia Corporation through its share buy-back program and the merger transaction with MS Communications Co., Ltd. This segment reported a gain of ¥10.8 billion on sales of securities for the year ended March 31, 2008. The gain resulted from the merger of Mitsui Knowledge Industry Co., Ltd. and NextCom K.K. and sales of shares of two cable television providers and Jupiter Telecommunications Co., Ltd.

•

Considering a decline in share price of Mitsui Knowledge Industry Co., Ltd., which is listed in Tokyo Stock Exchange, we evaluated if the fair value of the subsidiary’s equity fell below its carrying amount and potential impairment is identified. As a result of the evaluation, we determined that the implied fair value of the goodwill fell below its carrying value, and this Segment reported an impairment loss of ¥4.1 billion for the difference.

(*1)	Reflecting recent decline in the markets of recruiting as well as advertising in Japan, there was a concern that economic environments surrounding Recruit Co., Ltd. would be deteriorated, and consequently its operating profit would become worse than originally expected. We calculated the impairment loss based on the objective data of the economic environment surrounding the company gathered by us and its financial statements of the past fiscal years.
(*2)	We used a third party appraisal for the fair value of the office building, which was estimated based on the most recent rents of the office buildings in the surrounding areas. Taking into consideration such appraisal price, we calculated the share price, and recorded the impairment loss for the difference between the carrying value and the share price calculated.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥116.7 billion, a decline of ¥13.3 billion from ¥130.0 billion for the year ended March 31, 2007. The primary cause of the decline is related to business reorganization including withdrawals from or divestitures of existing businesses; for example, the housing business of Mitsui Bussan House-Techno, Inc. (Japan)(*), Mitsui Bussan Forestry Co., Ltd. (Japan), two cable television providers and certain textile and general merchandise businesses. In addition, IT related businesses mainly in the system integration sector reported a marginal decline, while real estate businesses in Japan and Europe showed steady performance.

Operating income for the year ended March 31, 2008 was ¥19.0 billion, a decline of ¥1.3 billion from ¥20.3 billion for the year ended March 31, 2007. The improvements in selling, general and administrative expenses, primarily at Mitsui Bussan House-Techno, Inc. offset most of the decline in gross profit.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥8.2 billion, a decline of ¥0.5 billion from ¥8.7 billion for the year ended March 31, 2007.

Net income for the year ended March 31, 2008 was ¥12.0 billion, a decline of ¥4.6 billion from ¥16.6 billion for the year ended March 31, 2007. Major reasons other than the above-mentioned factors were as follows:

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

Logistics & Financial Markets Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥62.1	¥55.1	¥60.5	¥7.0	¥(5.4)
Operating Income	23.8	20.9	24.2	2.9	(3.3)
Equity in Earnings (Losses) of Associated Companies—Net (After Income Tax Effect)	(10.5)	(1.9)	2.0	(8.6)	(3.9)
Net Income (Loss)	(14.5)	7.5	14.6	(22.0)	(7.1)

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥62.1 billion, an increase of ¥7.0 billion from ¥55.1 billion for the year ended March 31, 2008. The increase includes a profit corresponding to a foreign exchange loss of ¥13.6 billion related to commodity trading business posted in other expense-net. Despite reduction of

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

commodity trading activities due to the intensification of financial strains in the latter half of the year ended March 31, 2009, the trading activities at Mitsui Energy Risk Management Ltd. remained robust as the commodity markets, mainly energy market, continued to be volatile. On the other hand, this segment reported a loss due to a poor performance of private equity funds this segment manages for the year ended March 31, 2009. Furthermore, logistics business recorded a valuation loss on real estate for sale.

Reflecting the increase in gross profit, which was partially offset by an increased provision for doubtful receivables related to commodity derivatives, operating income for the year ended March 31, 2009 was ¥23.8 billion, an increase of ¥2.9 billion from ¥20.9 billion for the year ended March 31, 2008.

Equity in losses of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥10.5 billion, an ¥8.6 billion deterioration from losses of ¥1.9 billion for the year ended March 31, 2008. JA Mitsui Leasing ltd. (Japan) reported a decline of ¥5.0 billion in earnings due to increased provision for doubtful receivables. Furthermore, this segment recorded equity in losses of ¥2.9 billion from investment in a partnership, NPF-Harmony (Japan), reflecting an other-than-temporary decline in its fair value. This segment recorded equity in losses from investments in the same NPF-Harmony and from ASAHI TECH CORPORATION in the year ended March 31, 2008.

Net loss for the year ended March 31, 2009 was ¥14.5 billion, a decline of ¥22.0 billion from net income of ¥7.5 billion for the year ended March 31, 2008. Other than the above mentioned factors there were following factors:

•

This segment reported a loss of ¥8.0 billion on write-downs of securities due to a decline in stock prices in the markets. For the year ended March 31, 2008, the segment recorded a ¥8.7 billion loss on the write-down of securities including a ¥4.5 billion impairment loss of Central Finance Co., Ltd.

•

This segment reported a ¥10.0 billion profit for gains on sales of securities including Quintiles Transnational Corp. (United States) for ¥3.8 billion (this segment portion) and BALtrans Holdings Limited (Hong Kong) for ¥3.2 billion for the year ended March 31, 2008,

•	This segment recorded a foreign exchange loss of ¥13.6 billion in other expense-net, which corresponded to the increase in gross profit.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit was ¥55.1 billion, a decline of ¥5.4 billion from ¥60.5 billion for the year ended March 31, 2007. Gross profit declined at Mitsui & Co. Energy Risk Management Ltd. (United Kingdom), reflecting lower trading margins due to a significant reduction of volatility in the market. In addition, divestiture of Mitsui Bussan Futures Ltd. (Japan) resulted in further deterioration of gross profit.

Reflecting the decline in gross profit, operating income for the year ended March 31, 2008 declined to ¥20.9 billion, a decline of ¥3.3 billion from ¥24.2 billion for the year ended March 31, 2007.

For the year ended March 31, 2008, this segment reported a ¥1.9 billion equity in net losses of associated companies—net (after income tax effect), a ¥3.9 billion deterioration from ¥2.0 billion in earnings for the year ended March 31, 2007. The decline was attributable to the loss on investment in ASAHI TEC Corporation (Japan) jointly held with the Machinery & Infrastructure Project Segment, and investment in the partnership NPF-Harmony (Japan). Mitsui Leasing & Development, Ltd. (Japan) reported a decline caused from increased provision for doubtful receivables.

Accordingly, net income for the year ended March 31, 2008 was ¥7.5 billion, a decline of ¥7.1 billion from ¥14.6 billion for the year ended March 31, 2007. In addition to the above-mentioned negative factors, this segment recorded a ¥4.5 billion loss on the write-down on shares of Central Finance Co., Ltd. for the year ended March 31, 2008 while it recorded a ¥4.4 billion increase in gains on sales of securities including Quintiles Transnational Corp. (United States) for ¥3.8 billion and BALtrans Holdings Limited (Hong Kong) for ¥3.2 billion.

Americas Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥116.0	¥78.5	¥78.3	¥37.5	¥0.2
Operating Income	39.0	7.3	22.0	31.7	(14.7)
Equity in Earnings (Losses) of Associated Companies—Net (After Income Tax Effect)	(2.2)	5.1	3.9	(7.3)	1.2
Net Income (Loss)	(7.1)	5.0	15.8	(12.1)	(10.8)

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥116.0 billion, an increase of ¥37.5 billion from ¥78.5 billion for the year ended March 31, 2008.

•

Novus International Inc. recorded an increase of ¥27.4 billion in gross profit reflecting higher product prices as well as increase in sales volume driven by a strong demand for poultry feed additives especially during the first nine months of the fiscal year.

•

Steel Technologies, Inc., which we acquired in June 2007 and reported results for only ten months in the year ended March 31, 2008, contributed to the increase in gross profit by ¥3.7 billion. The increase in gross profit was attributable to increases in steel product prices in the first half of the current fiscal year as well as a transfer of business from Mitsui Steel Inc., which was partially offset by a decline in gross profit for the second half of the current fiscal year reflecting declines in the sales volume and prices caused by demand contraction and credit uncertainties of the customers under the recession. Also, Champions Pipe & Supply, Inc. contributed to the increase in gross profit supported by a strong demand for tubular pipes for oil and gas industry despite a sharp demand contraction starting in the three month period ended March 31, 2009.

•

MBK Real Estate LLC., which recorded a loss of ¥9.6 billion on the write-down of residential home inventories for the year ended March 31, 2008, increased gross profit by ¥6.6 billion, recording a relatively small loss of ¥2.5 billion in the current fiscal year on the write-down of inventories under severe circumstances in the real estate business in the United States.

Operating income for the year ended March 31, 2009 was ¥39.0 billion, an increase of ¥31.7 billion from ¥7.3 billion for the year ended March 31, 2008 reflecting the increase in gross profit. Personnel expenses at Novus International Inc. and Champions Steel & Pipe, Inc. increased.

Equity in losses of associated companies—net (after income tax effect) for the year ended March 31, 2009 was ¥2.2 billion, a ¥7.3 billion decline from earnings of ¥5.1 billion for the year ended March 31, 2008. This segment recorded equity in losses of ¥1.5 billion for Penske Automotive Group, Inc. (this segment portion), reflecting an other-than-temporary decline in its share price. Earnings of associated companies in the steel products and medical health care businesses declined. In addition, United Harvest, LLC (United States) reported a decline in earnings due to a reversal effect of its strong performance from the wheat export facility operation business in the year ended March 31, 2008.

Net loss for the year ended March 31, 2009 was ¥7.1 billion, a decline of ¥12.1 billion from net income of ¥5.0 billion for the year ended March 31, 2008. In addition to the above factors, there were the following factors:

•	Interest expense, net of interest income, declined by ¥7.6 billion in the overall Americas Segment resulting from a decline in U.S. Dollar interest rates.

•

This segment recorded a ¥13.6 billion impairment loss of goodwill. Steel Technologies Inc. recorded a ¥6.4 billion impairment loss of goodwill(*1), reflecting severe condition of the steel products business for automotive and housing industries in the United States. Steel Technologies Inc. also recorded a ¥2.8 billion impairment loss of intangible assets(*1).

•	Fertilizantes Mitsui S.A.Industria e Comercio, a fertilizer manufacturing and sales company, recorded a ¥3.7 billion liquidation cost of currency options in other expense-net.

•

Income taxes increased by ¥9.3 billion. The increase was attributable to an increase of ¥10.4 billion in income from continuing operations before income taxes, minority interests and equity in earnings. The fact that Steel Technologies did not record tax effect on the goodwill impairment loss as the goodwill recorded on its book can not be amortized for the tax purpose, and Ferlitilizantes Mitsui S.A. Industria e Comercio set up valuation allowance for deferred tax assets evaluating the realizability of the deferred tax assets also resulted in the increase.

•

Minority interest in earnings of subsidiaries increased by ¥5.9 billion. This is mainly attributable to increase in earnings of Novus International Inc., in which the segment has a 65% ownership interest.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥78.5 billion, an increase of ¥0.2 billion from ¥78.3 billion for the year ended March 31, 2007.

•

For the year ended March 31, 2008, MBK Real Estate LLC. (United States), which engages in the development and sale of residential homes in the West Coast market, recorded both declined sales and a ¥9.6 billion loss on the write-down of inventories based on the discount cash flow method applying the latest market values reflecting directly as a result of the deterioration in the residential market. After the write-down, the book value of inventories at MBK Real Estate LLC. was reduced to approximately ¥20.4 billion.

•

Westport Petroleum Inc. (United States) reported a ¥11.7 billion decline in earnings due to a negative reversal effect from the high performance in oil product trading for the year ended March 31, 2007.

•

Steel products businesses at the former Mitsui Steel Holdings, Inc. (United States) and other subsidiaries recorded a ¥3.8 billion decline due to a declined margin from oil well tubular and other steel products.

•	Mitsui & Co. (U.S.A.), Inc. also recorded a ¥4.0 billion decline, reflecting an overall slowdown in the United States economy.

•

There were contributions from newly acquired subsidiaries, particularly Steel Technologies, Inc. (United States) of ¥6.1 billion for the year ended March 31, 2008. Newly acquired SunWize Technologies, Inc. (United States) and Ellison Technologies Inc. (United States) also contributed to the increase.

•	Gross profit increased at Novus International, Inc. (United States), a feed additive manufacturing subsidiary, due to improvement in both sales volume and margin.

(*1)	Demand on the steel products for automotive and housing industries in the United States, which Steel Technologies Inc. considers its principal markets, is likely to remain under pressure for some time. The overall economic conditions in the North America and corporate restructuring plans of the U.S. major automotive companies are extremely uncertain. Reflecting these uncertainties Steel Technologies Inc. made its mid-term business plan, based on which the equity value was calculated by using discount cash flow method and guideline public company method (EBITDA multiple method) for the impairment testing of the goodwill. Implied fair value of the goodwill as well as other intangible assets was evaluated by using mainly discount cash flow method.

This segment recorded a ¥7.3 billion operating income for the year ended March 31, 2008, a deterioration of ¥14.7 billion from ¥22.0 billion for the year ended March 31, 2007. Steel products subsidiaries and Westport Petroleum Inc. recorded declines in selling, general and administrative expenses, which partly offset deterioration in gross profit. The contributions to gross profit from newly acquired subsidiaries were mostly offset by their selling, general and administrative expenses.

Equity in earnings of associated companies—net (after income tax effect) for the year ended March 31, 2008 was ¥5.1 billion, a ¥1.2 billion increase from ¥3.9 billion for the year ended March 31, 2007 led by United Harvest, LLC (United States) which enjoyed strong performance from the wheat export operation facility business.

Net income for the year ended March 31, 2008 was ¥5.0 billion, a significant decline of ¥10.8 billion from ¥15.8 billion for the year ended March 31, 2007. In addition to the above-mentioned, there were the following factors:

•	Interest expenses increased by ¥5.6 billion at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries, resulting from increased interest bearing debt.

•

For the year ended March 31, 2007, there were ¥3.7 billion in gains on sales of warehouses and real estate by Tri-Net Logistics Management, Inc. (United States) and a chemical subsidiary, Nst, Inc. (United States).

Europe, the Middle East and Africa Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥22.2	¥26.8	¥25.4	¥(4.6)	¥1.4
Operating Income (Loss)	(1.9)	1.8	2.9	(3.7)	(1.1)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	0.3	0.3	0.3	0.0	0.0
Net Income (Loss)	(11.5)	5.0	4.1	(16.5)	0.9

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥22.2 billion, a decline of ¥4.6 billion from ¥26.8 billion for the year ended March 31, 2008, reflecting a decline in gross profit of the chemical business due to declines in the market prices and reductions in sales volume.

This segment recorded a ¥1.9 billion operating loss for the year ended March 31, 2009, a ¥3.7 billion decline from a ¥1.8 billion operating profit for the year ended March 31, 2008.

Net loss for the year ended March 31, 2009 was ¥11.5 billion, a decline of ¥16.5 billion from the net profit of ¥5.0 billion for the year ended March 31, 2008. Other than the above mentioned factors, MBK Real Estate Europe Ltd. recorded a ¥9.6 billion impairment loss of long-lived assets for commercial office buildings in London, reflecting severe circumstances for the commercial office building business in the region. The financial crisis seriously affected the performance of the corporate sector, especially the finance sector, and amid the circumstances that job cuts and cost reduction efforts were accelerated, commercial real estate market in London deteriorated sharply. As it is reasonably expected that the deteriorated market conditions will continue for some time, we recognized the impairment loss based on a third party appraised value taking into consideration the most recent selling prices and rents of the real estate in the surrounding areas. Mitsui & Co. France S.A.S. reported a gain from sale of office building. Also, this segment recorded its portion of a gain on sale of real estate in automotive and real estate related business for the year ended March 31, 2008.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥26.8 billion, an increase of ¥1.4 billion from ¥25.4 billion for the year ended March 31, 2007, reflecting solid performance of the energy, machinery and infrastructure project businesses in this segment.

Operating income for the year ended March 31, 2008 was ¥1.8 billion, a ¥1.1 billion decline from ¥2.9 billion for the year ended March 31, 2007, reflecting increased selling, general and administrative expenses, mainly in personnel expenses.

Net income for the year ended March 31, 2008 was ¥5.0 billion, an increase of ¥0.9 billion from ¥4.1 billion for the year ended March 31, 2007. Increases in the segment’s minority interest in subsidiaries in the fields of automotive business and real estate contributed to this improvement.

Asia Pacific Segment

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥26.6	¥33.1	¥30.7	¥(6.5)	¥2.4
Operating Income (Loss)	(1.6)	7.6	9.5	(9.2)	(1.9)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	1.0	1.1	0.7	(0.1)	0.4
Net Income	30.6	22.5	22.0	8.1	0.5

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥26.6 billion, a decline of ¥6.5 billion from ¥33.1 billion for the year ended March 31, 2008, reflecting a decline in gross profit in the chemical business due to declines in market prices and in sales volume.

Operating loss for the year ended March 31, 2009 was ¥1.6 billion, a decline of ¥9.2 billion from ¥7.6 billion income for the year ended March 31, 2008, reflecting mainly declines in gross profit and increases in personnel expenses.

Net income for the year ended March 31, 2009 was ¥30.6 billion, an increase of ¥8.1 billion from ¥22.5 billion for the year ended March 31, 2008. The main factor for the increase in net income is attributable to the segment’s minority interest in Mitsui Coal Holdings Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd. whose majority interest is held by the Energy Segment and the Mineral & Metal Resources Segment, respectively.

Comparison between the Years Ended March 31, 2008 and 2007

Gross profit for the year ended March 31, 2008 was ¥33.1 billion, an increase of ¥2.4 billion from ¥30.7 billion for the year ended March 31, 2007. Steel products and chemicals exhibited strong performance.

Operating income for the year ended March 31, 2008 was ¥7.6 billion, a decline of ¥1.9 billion from ¥9.5 billion for the year ended March 31, 2007. This decline reflects increases in personnel expenses.

Net income for the year ended March 31, 2008 was ¥22.5 billion, an increase of ¥0.5 billion from ¥22.0 billion for the year ended March 31, 2007. Income related to minority interests held by this segment in Mitsui Iron Ore Development Pty. Ltd. and Wandoo Petroleum Pty. Ltd. increased, while it declined in Mitsui Coal Holdings Pty. Ltd. (Australia) for the year ended March 31, 2008.

All Other

	Billions of Yen
	Years Ended March 31,			Change (2009–2008)	Change (2008–2007)
	2009	2008	2007
Gross Profit	¥2.9	¥5.5	¥4.3	¥(2.6)	¥1.2
Operating Loss	(2.9)	(1.4)	(4.4)	(1.5)	3.0
Equity in Earnings of Associated Companies—Net (After Income Tax Effect)	0.0	0.1	0.1	(0.1)	0.0
Net Income (Loss)	6.5	(7.1)	5.8	13.6	(12.9)

Comparison between the Years Ended March 31, 2009 and 2008

The activities of this segment primarily include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit for the year ended March 31, 2009 was ¥2.9 billion, a decline of ¥2.6 billion from ¥5.5 billion for the year ended March 31, 2008.

Operating loss for the year ended March 31, 2009 was ¥2.9 billion, a deterioration of ¥1.5 billion from a ¥1.4 billion loss for the year ended March 31, 2008.

Net income for the year ended March 31, 2009 was ¥6.5 billion, an improvement of ¥13.6 billion from a ¥7.1 billion loss for the year ended March 31, 2008. For the year ended March 31, 2008, we recorded a ¥13.9 billion impairment loss on real estate which we possess in Saito International Culture Park (“SICP”), located in the north area of Osaka Prefecture due to the revaluation of its business(*1).

Comparison between the Years Ended March 31, 2008 and 2007

The activities of this segment include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit for the year ended March 31, 2008 was ¥5.5 billion, an increase of ¥1.2 billion from ¥4.3 billion for the year ended March 31, 2007.

Operating loss for the year ended March 31, 2008 was ¥1.4 billion, an improvement of ¥3.0 billion from a ¥4.4 billion loss for the year ended March 31, 2007.

Net loss for the year ended March 31, 2008 was ¥7.1 billion, a deterioration of ¥12.9 billion from ¥5.8 billion of net income for the year ended March 31, 2007. For the year ended March 31, 2008, we recorded a ¥13.9 billion impairment loss on real estate which we possessed in Saito International Culture Park, located in the north area of Osaka Prefecture.

Inflation

The management believes that inflation did not have a significant effect on our reported results of operations.

(*1)	In March 2008, Urban Renaissance Agency (“URA”), an implementing body of land readjustment of SICP, announced that it would be difficult for URA to execute the project as the implementing body considering a conclusion on the project provided by the special appraisal and monitoring committee, and suggested that the project plan should be fundamentally revised. As a result of the URA’s announcement, uncertainty about the progress and profitability of the land readjustment project in SICP has increased and Mitsui recognized a ¥13.9 billion impairment loss on land, by re-examining future value based on the current prices in the nearby block.

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

Impairment of Long-Lived Assets

Impairment losses of long-lived assets, other than goodwill and intangible assets not subject to amortization, for the years ended March 31, 2009, 2008 and 2007 and the balance of the long-lived assets, net of accumulated depreciation and amortization, as of March 31, 2009, 2008 and 2007 were as follows:

	Billions of Yen
	As of March 31,
	2009	2008	2007
Long-lived assets	¥1,196.6	¥1,264.9	¥1,304.5
Impairment loss	37.6	24.4	17.6

Impairment losses of long-lived assets have had a material impact on our net income in recent years. These losses were mainly due to the declining profitability resulting from deterioration of business environment and the reorganization of business structure of our subsidiaries.

Our long-lived assets to be held and used or to be disposed of other than by sale are reviewed for impairment semiannually or more frequently whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

This review for impairment is performed by comparing the carrying amount of the asset with the aggregate amount of the estimated undiscounted future cash flows (“impairment analysis”). Cash flow projections used in our impairment analysis and fair value calculations are based on the business plan authorized by our management or, if this is not available, on the operating plan reflecting the most recent condition of the long-lived asset. In these plans, for example, we assume:

•	that the level of most recent selling prices and rents of real estate in the surrounding areas will remain unchanged for a reasonable period in the future; and

•

that the estimate of the sales prices of the products from facilities and equipment for the certain future period is based on the average price of the equivalent length of period in the past or on the analysts’ reports.

•	that the most updated oil reserve will be produced from the oil field in accordance with the production plan, and the estimate of the sales prices is based on the future prices at the analysis day.

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

Also see the relevant discussion on the impairment losses at the Vincent oil field in “Operating Results by Operating Segment—Energy Segment”, at Mitsui Norin Co., Ltd. in “Operating Results by Operating Segment—Foods & Retail Segment”, at Steel Technologies Inc. in “Operating Results by Operating Segment—Americas Segment” and at MBK Real Estate Europe Limited in “Operating Results by Operating Segment—Europe, the Middle East and Africa Segment” in this item.

Impairment of Goodwill

Impairment of goodwill for recent fiscal years has had a significant impact on our income. The following table shows the carrying amounts of goodwill as of March 31, 2009, 2008 and 2007 and the impairment loss for the years ended March 31, 2009, 2008 and 2007.

	Billions of Yen
	As of March 31,
	2009	2008	2007
Goodwill	¥33.6	¥52.5	¥37.2
Impairment loss	18.6	2.0	16.5

We assess the carrying amount of goodwill for impairment annually and upon the occurrence of an indicator of impairment. We perform our impairment testing of goodwill by comparing the carrying amount with the fair value of each of our subsidiaries as our reporting units. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to indentify potential impairment by comparing the fair value of the subsidiary’s equity with its carrying amount.

If the fair value of the subsidiary’s equity falls below its carrying amount and potential impairment is identified in the first step, the second step is performed by comparing the implied fair value of the goodwill with its carrying value. If the implied fair value of the goodwill falls below its carrying value, an impairment loss is recorded for the difference. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. Namely, the equity fair value of a subsidiary is allocated to all of the identifiable assets and liabilities of that subsidiary, and the remaining value which can not be allocated to any identifiable assets and liabilities is considered the implied fair value of the goodwill.

Determining the fair value of a subsidiary’s equity under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a subsidiary under the second step of the goodwill impairment test are judgmental and often involve the use of significant estimates and assumptions. These estimates and assumptions could significantly impact whether or not an impairment loss is recognized as well as the magnitude of any such loss. In case that stock of a subsidiary which has goodwill on its book is listed on a market, we use the market equity price for the first step. In case that it is not listed, we perform internal valuation analyses using discount cash flow model or utilize third-party valuations when management believes the amounts are material. To determine the fair value of individual assets and liabilities of a subsidiary for the second step, we also use internal valuation analyses using discount cash flow model or utilize third-party valuations if necessary. Similar to impairment of long-lived assets, cash flow projections used in the fair value calculations are based on the business plan authorized by our management or, if this is not available, on the business plan reflecting the most recent business environment of the subsidiary. In these plans, we make same kinds of assumption we make for impairment of long-lived assets.

Also see the relevant discussion on the impairment losses at Mitsui Knowledge Industry Co., Ltd. in “Operating Results by Operating Segment—Consumer Service & IT Segment” and at Steel Technologies Inc. in “Operating Results by Operating Segment—Americas Segment” in this item.

Impairment of Investment Securities

Impairments of equity investments for recent fiscal years have had a significant impact on our income. The following table shows the carrying amounts of marketable and non-marketable equity securities as of March 31, 2009, 2008 and 2007 and the impairment loss for the years ended March 31, 2009, 2008 and 2007.

	Billions of Yen
	Year ended March 31,
	2009		2008		2007
	Carrying amount	Impairment loss	Carrying amount	Impairment loss	Carrying amount	Impairment loss
Marketable equity securities	¥398.7	¥79.3	¥652.0	¥28.1	¥861.5	¥3.1
Non-marketable equity securities	499.9	37.8	557.6	8.7	316.2	8.6

Total	¥898.6	¥117.1	¥1,209.6	¥36.8	¥1,177.7	¥11.7

Management principally believes that a 30% or more decline in fair value of a security at the end of quarter for marketable equity securities leads to the conclusion that the security has an other-than-temporary impairment. In addition, if the decline is less than 30%, various factors, such as the duration of the market decline (for more than nine consecutive months), our intention and ability to hold the investment until its market price recovery and the financial conditions of the investee, are considered in concluding if the decline is temporary or not.

Management believes that the criteria for evaluating the significance of the decline in fair value are reasonable. The aggregate unrealized loss amount of the marketable securities that have been in continuous unrealized loss position for less than one year and had severity of decline of fair value below cost was ¥36.8 billion. But, considering the combination of length of time that fair values have been below cost, the extent of decline and the financial condition of the investees, we expect that their fair values will recover above their costs while we hold these investments.

We assess the carrying value of non-marketable equity securities for impairment semiannually and upon the occurrence of an indicator of impairment. If our portion of net asset measured at fair value(*) falls below the carrying amount by more than 50% we assess the recoverability of the carrying amount of a non-marketable security as we determine a potential impairment exists. Where we have determined that there is an other-than-temporary decline in the fair value of the security, the carrying value of the security is written down to its fair value, which is calculated by discount cash flow method or measured based on net asset taking into consideration various factors affecting the fair value. See the relevant discussion on the impairment losses on shares in Recruit Co., Ltd. and in office building business in “Operating Results by Operating Segment—Consumer Service & IT Segment” in this item.

We also review investments in listed associated companies for impairment losses using the same other-than-temporary criteria for marketable equity securities unless there are reasonable grounds that the decline is temporary in case that the decline ratio is from 30% to 50% and the decline has been for less than nine consecutive months. The amount of impairment loss on net of tax basis for the years ended March 31, 2009 was approximately ¥54.0 billion, and was recorded in equity earnings in associated companies-net (after income tax effect).

(*)	For this analysis, net asset measured at fair value means net of assets and liabilities marked to market based on the most recent and available balance sheet, and excludes goodwill or any other intangible assets which represent excess earning power.

Tax Asset Valuation

Establishing a valuation allowance for deferred tax assets, pursuant to evaluation on its realizability, has had a significant impact on our income. The following table shows the deferred tax assets and valuation allowance for deferred tax assets and valuation allowance as of March 31, 2009 and 2008.

	Billions of Yen
	As of March 31,
	2009	2008
Total deferred tax assets	¥321.7	¥218.9
Valuation allowance	(153.8)	(99.0)

Deferred tax assets—net	¥167.9	¥119.9

Mitsui determines the realizability of deferred tax assets based on all available evidence, both positive and negative, including all currently available information regarding tax deductibility on future years and ability to generate sufficient taxable income at Mitsui and subsidiaries prior to the expiration of the loss carryforward pursuant to the relevant tax laws and regulations. Management believes it is more likely than not that all of those deferred tax assets, net of valuation allowance, will be realized. However, the amount of realizable net deferred tax assets may change in the near term if estimates of future taxable income during the carryforward period are changed or if statutory tax rates are changed. Some of the examples we factored in to assess the realizability of deferred tax assets were as follows;

•

On the occurrence of temporary difference, we establish a deferred tax asset; and, at the same time we evaluate when those deferred tax assets will be realized in future. Particularly, when we establish a deferred tax asset in relation to a write-down loss of securities or impairment loss on long-lived assets which are not subject to depreciation for tax purposes and we have no specific schedule of sale or disposal of those assets, we establish a valuation allowance for the deferred tax asset because we view the deferred tax amount as not realizable.

•

We evaluate realizability of deferred tax assets on the future deductible temporary difference and tax loss carryforwards at subsidiaries and associated companies. Among others, no deferred tax assets are determined to be realizable, if those subsidiaries and associated companies recorded a significant amount of tax loss carryforwards for each of the past three years and are expected to record a significant tax loss in the current fiscal year as well, considering all our past experiences in determining realizability of deferred tax assets.

•

Effective April 1, 2009, a new tax law was introduced in Japan that excludes 95% of dividend received from a foreign investee in which an investor has 25% or more ownership interest from taxable income. Mitsui’s taxable income is expected to be reduced from the year ending March 31, 2010 onward. At the same time, Mitsui and its wholly owned domestic subsidiaries are to file a consolidated corporate income tax return to the National Tax Agency as a consolidated group. As a result of the consolidated tax return filing, realizability of national corporate tax portion of the deferred tax assets at Mitsui is dependant on the estimate of the consolidated tax group’s taxable incomes in future.

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

•	Asset carrying values may be impaired due to changes in estimated future cash flows.

•	Depreciation and amortization charged in the income statement may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

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

The following table illustrates the sensitivity to changes in certain assumptions for Mitsui’s pension plans:

	Billions of Yen
	Impact of change in assumption on NPPC for the year ending March 31, 2010	Impact of change in assumption on PBO as of March 31, 2009
50 basis point decrease in discount rate	¥1.9	¥15. 3
50 basis point increase in discount rate	(1.6)	(14.4)
50 basis point decrease in expected long-term rate of return on plan assets	1.0	—
50 basis point increase in expected long-term rate of return on plan assets	(1.0)	—

See Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES,” for further discussion about the estimates and assumptions on PBO and NPPC.

New Accounting Standards

Fair value measurements

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” This FSP provides guidance for determining whether a market that was formerly active has become inactive and a transaction is not orderly in order to apply the fair value measurement provisions of SFAS No. 157. This FSP is applied prospectively for interim and annual reporting periods ending after June 15, 2009. The effect of the adoption of this FSP on our financial position and results of operations will be immaterial.

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

In April 2009, the FASB also issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” which requires an asset or liability arising from a contingency in a business combination to be recognized at fair value if fair value can be reasonably determined.

Both SFAS No. 141R and FSP No. FAS 141(R)-1 are applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effects of the adoption of these standards on our financial position and results of operations are not currently known and cannot be reasonably estimated until further analysis is completed.

Noncontrolling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.

SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The effect of the adoption of this statement on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.”

FSP No. FAS 115-2 and FAS 124-2 amends SFAS No. 115 and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. This FSP also expands the disclosure requirements for other-than-temporary impairments on debt and equity securities.

FSP No. FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The effect of adoption of this FSP on our financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

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

“Net interest bearing debt” is defined as interest bearing debt, consisting of short-term debt and long-term debt, less cash and cash equivalents and time deposits. Management believes that Net DER is a useful internal measure to review the balance between interest bearing debt and shareholders’ equity for the purpose of improving our capacity to meet debt repayments and/or return on equity. This calculation does not recognize the fact that cash and cash equivalents and time deposits may not be completely available for debt repayments because some amount of cash and cash equivalents and time deposits may be required for operational needs including contractual obligations or capital expenditures.

“Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen
	As of March 31,
	2009	2008
Short-term debt	¥454.1	¥464.6
Long-term debt	3,214.5	3,221.0

Interest bearing debt	3,668.6	3,685.6
Less cash and cash equivalents and time deposits	(1,153.5)	(911.6)
Net interest bearing debt	¥2,515.1	¥2,774.0

Shareholders’ equity	¥1,881.7	¥2,183.7

Net DER (times)	1.34	1.27

The most directly comparable GAAP measures for Net interest bearing debt and Net DER are considered to be “Interest bearing debt” and “Debt-to-Equity Ratio” (“DER”), respectively. However, these measures do not measure changes in cash position.

DER (times)	1.95	1.69
(defined as interest bearing debt divided by shareholders’ equity)

Free Cash Flow

We define “free cash flow” as the sum of net cash provided by/(used in) operating activities and net cash provided by/(used in) investing activities. Management believes that such indicator is useful to investors, to measure available net cash for investment in strategic opportunities and/or debt repayment, or the extent of reliance on borrowing to procure funds for strategic investments. Free cash flow does not represent the residual cash flow available for discretionary expenditures.

The following table shows a reconciliation of net cash provided by operating activities to free cash flow.

	Billions of Yen
	Years Ended March 31,
	2009	2008	2007
Net cash provided by operating activities	¥582.7	¥415.8	¥239.3
Net cash used in investing activities	(290.9)	(104.8)	(418.0)

Free cash flow	¥291.8	¥311.0	¥(178.7)

Finance and Liquidity Management

Funding and Treasury Policies and Objectives

Our management believes our basic funding policy is to secure liquidity required for our smooth operations and to maintain the strength and soundness of our balance sheet. In order to achieve our objectives, our principal strategy is to obtain long-term funds (those with maturities of around 10 years) from financial institutions, including insurance companies and banks, and through the issuance of corporate bonds. In addition, we minimize our refinance risk by deconcentrating the amount of repayment of our long-term debt by each fiscal year. In case where large amount of finance is required for various projects, we utilize financing programs provided by government financing agencies and/or project financing to obtain long-term financing. Another strategy is to hold sufficient cash and cash equivalents in order to maintain liquidity to flexibly meet capital requirements and to minimize the harmful effect by the deteriorated financial market on future debt-service requirements. Cash and cash equivalents consist mainly of highly-liquid and highly-rated short-term financial instruments and deposits considering the current financial market conditions.

In principle, the domestic financing subsidiary provides a cash management service with wholly-owned domestic subsidiaries, and it results in the centralization of funding sources, efficient use of excess funds and securement of liquidity for domestic subsidiaries. The same policy and practices have been extended to wholly-owned overseas subsidiaries through our regional financing subsidiaries, which, in principle, centralizes the fund raising function and fund operation function. As a result, approximately 86% of total interest bearing debt as of March 31, 2009 was raised by Mitsui and the above-mentioned financing subsidiaries.

Funding Sources

In accordance with our basic funding policy above, we choose the funding source among various measures of direct and in-direct financing in order to secure long and stable sources of funds, and procure financing by the preferable method under the financial condition at that point of time. We borrow funds based on our longstanding and wide-ranging relations with financial institutions in Japan and overseas, borrow from government financing agencies, and also utilize project financing. In addition to these funding sources, Mitsui maintains direct finance methods such as a ¥200 billion debt shelf-registration and a ¥2,400 billion commercial paper program in Japan, and utilize suitable one among these facilities depending on the financial situation. Similarly, Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Financial Services (Europe) B.V., Mitsui & Co. Financial Services (Asia) Ltd. and Mitsui & Co., Ltd. have arranged a joint Euro medium-term note (“MTN”) program of U.S.$5 billion. Mitsui guarantees notes issued by these overseas subsidiaries. For raising short-term funds overseas, Mitsui & Co. (U.S.A.), Inc. has a U.S.$1.5 billion U.S. domestic commercial paper program, and there are similar commercial paper programs in some other overseas markets.

Certain overseas subsidiaries set lines of credit by paying commitment fees to the financial institutions, which were not material in each of the past three years. For unused lines of credit financing outside of Japan, including these lines of credit with fees, see Note 13, “SHORT-TERM AND LONG-TERM DEBT.”

Short-term and long-term debt as of March 31, 2009 was mainly denominated in Japanese yen and the rest was primarily denominated in U.S. dollars. Considering the type of interest and currency of our assets, we employ certain derivative financial instruments, which include interest rate swaps, currency swaps and foreign exchange forward contracts. We enter into interest rate swaps to convert fixed interest rate into floating interest rate (or vice versa) and currency swaps or foreign exchange forward contracts to convert funds in Japanese yen into U.S. dollars (or vice versa). The proportion of interest bearing debt with floating interest rate after taking into account interest rate swaps is nearly same as last year’s ratio, and management believes that it is consistent with interest rate conditions of our current balance sheet. See Note 25, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” for further description of our derivative financial instruments.

Credit Ratings

To facilitate access to funds from capital markets, Mitsui and certain of our overseas subsidiaries have obtained ratings from Rating and Investment Information, Inc. (“R&I”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Services (“S&P”). The ratings as of June 2009 were as follows:

	R&I	Moody’s	S&P
Commercial paper rating	a-1+	P-1	A-1

Long-term corporate credit rating	AA-	–	A+

Long-term unsecured senior debt rating	AA-	A2	–

Medium-term note program rating	AA-	A2	–

S&P raised our long-term credit rating to “A+” from “A” in March 2008. S&P cited the following factors for the change in ratings:

•	Improving balance between our risk assets and risk buffer; and

•	Enhancement of our risk management system.

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

Liquidity Management

Cash and cash equivalents, which were mostly in Japanese yen, were ¥1,147.8 billion as of March 31, 2009, an increase of ¥248.5 billion from March 31, 2008. This increase is primarily attributable to a surplus in free cash flow. As a result, management believes that cash and cash equivalents as of March 31, 2009 satisfy the liquidity for the repayment of short-term debt (¥454.1 billion) and current maturities of long-term debt (¥373.2 billion)

Commencing from the subprime mortgage crisis, turmoil in financial market brought about the sharp drop in property and commodity prices and volatility in foreign exchange market, and then it had much harmful effect on the real economic activity such as the sudden slow-down of consumption, causing red figures on the manufacturers’ books and sharp fall in the stock market. At the same time, huge loss of the major financial institutions in various countries caused by substantial valuation loss in securitized products triggered credit crunch all over the world, and it forced financial institutions to tighten the credit line to the corporate customer. After Lehman Brothers’ bankruptcy filing, the credit market conditions were supported to some degree by the massive supply of liquidity, rate reduction as well as credit support program by the central banks and the equity injection to the financial institutions by the governments, but the credit market situation was still required to be monitored closely.

Under such circumstances, we procured necessary funds in accordance with our basic funding policy by utilizing the long-term relationship with financial institutions and measures implemented by public financial institutions. The primary source in the direct finance is issuance of domestic corporate bonds, while the primary source in the in-direct finance are borrowings from banks and life insurance companies. Approximately 87.6% of total interest bearing debt as of March 31, 2009 was long-term debt and this ratio was almost same as last fiscal year’s ratio (87.4%).

For the details of the long-term debt, interest rate structure and the maturity profile of our outstanding debt as of March 31, 2009, see Note 13, “SHORT-TERM AND LONG-TERM DEBT.”

As of March 31, 2009, although shareholders’ equity decreased to ¥1,881.7 billion, a decline of ¥302.0 billion from March 31, 2008, Net DER stayed 1.34 as of March 31, 2009 almost same as 1.27 as of March 31, 2008, since net interest bearing debt was also decreased by ¥258.9 billion to ¥2,515.1 billion.

The ratio of current assets to current liabilities as of March 31, 2009 was 158.3%, up by 11.3% points from 147.0% as of March 31, 2008.

Judging by the numbers above, we believe that our balance sheet has been financially maintained in good shape at this stage, even though we suffered limited impact by the turmoil in the financial market.

As of March 31, 2009, we had given guarantees for obligations of various third parties and associated companies. These guarantees are not expected to require substantial use of our capital resources. We have not had any material payment requirements resulting from these guarantees for the past three years. For details on guarantees issued by us, see Note 22, “CONTINGENT LIABILITIES.”

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

We plan to contribute ¥4.2 billion to our defined-benefit pension plans for the year ending March 31, 2010. This cash requirement will be managed under our funding policy mentioned above.

Investment Plans and Financial Policies of the Medium-Term Management Outlook

For the year ended March 31, 2009, we forecasted total investing cash outflow to be approximately ¥700 billion, reflecting a favorable investing environment. We also plan assets recycling for total sum of approximately ¥270 billion(*1). Facing the credit crunch and economic slowdown triggered by the financial crisis, during the year ended March 31, 2009, new investments and loans we executed were limited to approximately ¥520 billion due to further intensification of our financial discipline. Cash generated through continued divestitures of non core businesses was ¥190 billion due to tightening of credit crunch as well as decline in asset value(*2). Most of these investments and divestitures were executed in the six month period ended September 30, 2008. For the six month period ended September 30, 2008, cash outflow for the investments and loans and cash inflow from the divestitures were approximately ¥320 billion and ¥120 billion, respectively.

As a result, net cash used in investing activities for the year ended March 31, 2009 was ¥290.9 billion. On the other hand, net cash provided by operating activities increased to ¥582.7 billion in spite of the decrease in net income for the year ended March 31, 2009, as most of factors of the decrease were losses on non-cash items. Free cash flow for the year ended March 31, 2009 was a net inflow of ¥291.8 billion. See “Cash Flows”, for further description of cash flows for the year ended March 31, 2009.

As of the issuing date of this annual report, during the year ending March 31, 2010, we plan total sum of ¥360 billion expenditure for investments and loans, which includes investments and loans in the Mineral Resources & Energy area for ¥120 billion mainly for projects under development or for expansion, in the Global Marketing Networks area for ¥70 to 100 billion, in the Consumer Services areas for ¥10 to 20 billion and Infrastructure for ¥140 billion. We also plan assets recycling for total sum of approximately ¥120 billion.

We expect a break-even free cash flow for the year ending March 31, 2010 led by operating activities with positive cash inflow while cash flows from investing activities continue to be still negative. During the year ended March 31, 2009, the financial crisis led us to implement proactive interventions in achieving a positive free cash flow. Included in such interventions were reducing our working capital, accelerating divestitures of non-core assets and intensifying financial discipline and execution in investments. We continue to work on the initiatives to achieve a positive free cash flow trend continuously and stably.

Compared to the assumptions in our Medium-term Management Outlook, we could not achieve our targeted earnings of the original plan, but we expect stable positive free cash flow trend as following efforts: improvement of working capital, intensifying financial discipline and execution in investments, and generating cash for investment by internal financing. Additionally, given the exceptionally high level of uncertainty surrounding financial markets as well as the global economy, we believe that it would also be beneficial for the shareholders in the medium- to long-term if we strive to further strengthen our balance sheet. Accordingly, we would like to maintain the targeted dividend payout ratio at 20% of consolidated net income. However, we also believe that it would be necessary for us to continue seeking new investment opportunities that may provide us a foundation for our future. Even in such opportunities, we try to generate funds for the investments through additional divestures in order to maintain the leverage with a marginal increase.

(*1)	Mitsui defines Investment Plan with the combined total of investing cash flows of operating segments other than All Other Segment and Adjustments and Eliminations. Financial services from and to Mitsui and its subsidiaries referred to in “Funding and Treasury Policies and Objectives” and “Liquidity Management” above are provided by the All Other Segment. Acquisitions of and proceeds from sales of available-for-sale securities as investing activities in the Statements of Consolidated Cash Flows are mostly conducted by the All Other Segment which includes the units in charge of corporate financing and liquidity management as discussed in “Funding Sources”.
(*2)	See “Cash Flows from Investing Activities” of “Cash Flows” for the breakdown by operating segment.

We forecast that total interest bearing debt as of March 31, 2010 will remain at the same level as of March 31, 2009. We also forecast that Net DER as of March 31, 2010 will remain at the same level as of March 31, 2009 at 1.34 times.

For the details of the refinance by direct financing from capital markets and fund raising—including project finance—from the private sector and government financing agencies, see “Funding and Treasury Policies and Objectives” and “Funding Sources”. Many of the projects in the investment plan involve bidding. The outcome of bidding will have an effect on our actual cash flows and financial condition for the year ending March 31, 2010.

Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2009 were ¥8,364.2 billion, a decrease of ¥1,173.6 billion from ¥9,537.8 billion as of March 31, 2008.

Current assets as of March 31, 2009 were ¥4,419.1 billion, a decrease of ¥639.0 billion from ¥5,058.1 billion as of March 31, 2008. Trade receivables declined by ¥893.9 billion due to decreased crude oil and oil product trading volumes reflecting the decline of the oil prices, in the Energy Segment and America Segment, and also declines in the commodity prices and trading volumes in the Chemical and the Iron & Steel Products Segment, while cash and cash equivalents increased by ¥248.5 billion to secure the liquidity for the financial turmoil.

Total current liabilities as of March 31, 2009 were ¥2,792.5 billion, a decrease of ¥649.1 billion from ¥3,441.6 billion as of March 31, 2008 due to a decline in trade payables corresponding to the decline in trade receivables.

As a result, working capital, or current assets minus current liabilities, as of March 31, 2009 was ¥1,626.6 billion, resulting in an increase of ¥10.1 billion from ¥1,616.5 billion as of March 31, 2008. The current ratio as of March 31, 2009 was 158%, an increase of 11% from 147% as of March 31, 2008.

The sum of “investments and non-current receivables”, “property and equipment—at cost” , “intangible assets, less accumulated amortization”, “deferred tax assets-non-current” and “other assets” as of March 31, 2009 totaled ¥3,945.1 billion, a ¥534.7 billion decrease from ¥4,479.8 billion as of March 31, 2008, mainly due to the following factors:

•

Total investments and non-current receivables as of March 31, 2009 was ¥2,866.4 billion, a decline of ¥370.9 billion from ¥3,237.3 billion as of March 31, 2008. Within this category, investments in and advances to associated companies as of March 31, 2009 was ¥1,275.5 billion, a decline of ¥57.5 billion from ¥1,333.0 billion as of March 31, 2008. Major expenditures and divestitures were:

—	Additional investments in Valepar S.A. for ¥78.4 billion and acquisitions of shares in Sims Metal Management Limited for ¥23.0 billion, an Australian metal recycler in the Mineral & Metal Resources Segment;

—	Additional investment in Multigrain AG (Switzerland) for ¥14.0 billion in the Foods & Retail Segment; and

—	Major proceeds were a preferred stock redemption of ¥23.1 billion (net of additional contribution made to) made by IPM Eagle LLP in the Machinery & Infrastructure Projects Segment.

In addition to the above-mentioned increases, there were another factors which do not involve cash outflows such as:

—	Increases in equity in earnings (before tax effect) of ¥17.3 billion (net of ¥99.6 billion dividends received from associated companies); and

—	A ¥175.0 billion net deterioration in foreign exchange translation cumulative adjustments.

The following table shows the details of investments in and advances to associated companies as of March 31, 2009 and 2008 by operating segment.

	Billions of Yen
	As of March 31,		Change
	2009	2008
Iron & Steel Products	¥20.7	¥25.6	¥(4.9)
Mineral & Metal Resources	409.2	388.8	20.4
Machinery & Infrastructure Projects	324.5	374.7	(50.4)
Chemical	39.9	42.9	(3.0)
Energy	138.5	154.0	(15.5)
Foods & Retail	81.0	63.1	17.9
Consumer Service & IT	117.1	123.0	(5.9)
Logistics & Financial Markets	16.5	29.1	(12.6)
Americas	31.4	36.9	(5.3)
Europe, the Middle East and Africa	15.5	25.5	(10.0)
Asia Pacific	55.2	53.5	1.7

Total	1,249.5	1,317.1	(67.6)

All Other	1.8	3.2	(1.4)
Adjustments and Eliminations	24.2	12.7	11.5

Consolidated Total	¥1,275.5	¥1,333.0	¥(57.5)

•	Other investments were ¥957.2 billion, a ¥324.3 billion decrease from ¥1,281.5 billion as of March 31, 2008. Major factors were as follows:

—	A ¥143.5 billion net decline of unrealized holding gains and losses on available-for-sales securities, such as those of INPEX Holdings Inc;

—	A ¥117.4 billion loss on write down of shares including write down of shares in such as Mitsui Chemicals, Inc. of ¥18.0 billion, Recruit Co., Ltd of ¥ 12.0 billion; and

—	A ¥12.5 billion net decline of preferred stock in Sumitomo Mitsui Financial Group overseas subsidiary due to redemption and acquisition of the shares and a ¥3.8 billion net decline of investment in Sakhalin Energy Investment due to capital redemption and acquisition of the shares (including a decline of ¥4.9 billion from foreign exchange translation).

•	Property leased to others—at cost as of March 31, 2009 was ¥199.2 billion, an increase of ¥14.8 billion from ¥184.4 billion as of March 31, 2008, mainly due to a warehouse estate for lease.

•	Property and equipment—at cost as of March 31, 2009 was ¥946.3 billion, a decline of ¥70.0 billion from ¥1,016.3 billion as of March 31, 2008. Major components were as follows:

—	A ¥6.9 billion increase for iron ore mining expansion projects in Australia (including a negative effect from foreign exchange translation of 29.6 billion) in the Mineral & Metal Resources Segment;

—	A ¥28.4 billion decrease for coal mining expansion projects in Australia (including a negative effect from foreign exchange translation of ¥38.8 billion) in the Energy Segment, and

—	A ¥8.5 billion decrease for energy related projects (including a negative effect from foreign exchange translation of ¥5.4 billion) such as Mitsui Oil Exploration Co., Ltd. (offshore Thailand), oil and gas projects of offshore Gulf of Mexico, Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, and oil and gas projects in Oman in the Energy Segment.

The following table shows the details of property leased to others—at cost and property and equipment—at cost as of March 31, 2009 and 2008 by operating segment.

	Billions of Yen
	As of March 31,
	2009	2008	Change
Iron & Steel Products	¥24.0	¥23.3	¥0.7
Mineral & Metal Resources	99.7	96.8	2.9
Machinery & Infrastructure Projects	130.5	121.5	9.0
Chemical	49.9	58.4	(8.5)
Energy	436.7	460.2	(23.5)
Foods & Retail	58.2	63.8	(5.6)
Consumer Service & IT	55.2	69.3	(14.1)
Logistics & Financial Markets	50.4	57.6	(7.2)
Americas	85.7	86.9	(1.2)
Europe, the Middle East and Africa	14.7	10.7	4.0
Asia Pacific	4.9	5.6	(0.7)

Total	1,009.9	1,054.1	(44.2)

All Other	9.8	10.2	(0.4)
Adjustments and Eliminations	125.8	136.5	(10.7)

Consolidated Total	¥1,145.5	¥1,200.8	¥(55.3)

Long-term debt, less current maturities as of March 31, 2009 was ¥2,841.3 billion, a decrease of ¥103.1 billion from ¥2,944.4 billion as of March 31, 2008, due mainly to repayments at Mitsui & Co. (U.S.A.), Inc. and domestic and foreign financial subsidiaries.

Shareholders’ equity as of March 31, 2009 was ¥1,881.7 billion, a decline of ¥302.0 billion from ¥2,183.7 billion as of March 31, 2008. Major components of the decline were a net decline of ¥249.4 billion in foreign currency translation adjustments due to weaker Australian Dollar, Brazilian Real and U.S. Dollar against Japanese Yen, and a net decline of ¥96.2 billion in unrealized holding gains on available-for-sale securities reflecting a sharp decline in equity markets contrary to an increase of ¥90.2 billion in retained earnings.

Cash Flows

	Billions of Yen
	Years Ended March 31,
	2009	2008	2007
Net cash provided by operating activities	¥582.7	¥415.8	¥239.3
Net cash used in investing activities	(290.9)	(104.8)	(418.0)
Net cash (used in) provided by financing activities	(9.8)	(185.1)	272.3
Effect of exchange rate changes on cash and cash equivalents	(33.5)	(26.7)	9.4

Net increase (decrease) in cash and cash equivalents	¥248.5	¥99.2	¥103.0

Cash Flows during the Year Ended March 31, 2009

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2009 was ¥582.7 billion, an increase of ¥166.9 billion from ¥415.8 billion for the year ended March 31, 2008. Major components of the net cash provided by operating activities were our operating income of ¥394.7 billion for the period and net changes in operating assets and liabilities of ¥69.9 billion due to a decline in commodity prices since the three month period ended December 31, 2008. Other major components were:

•	Operating income which increased steadily mainly at the Mineral & Metal Resources and the Energy Segment;

•

Dividends received totaling ¥168.5 billion from associated companies as well as investees other than associated companies, among others from our mineral resources and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia), Valepar S.A. (Brazil), and other Middle Eastern LNG companies; and

•	Payments of ¥255.0 billion for corporate income taxes.

Compared to the year ended March 31, 2008, operating income slightly increased by ¥16.0 billion while net cash provided by the changes in operating assets and liabilities increased by ¥94.4 billion. Net income for the year ended March 31, 2009 was a decrease of ¥232.5 billion. The decrease was comprised of mostly one time losses on non-cash items.

Cash Flows from Investing Activities

The following table shows net cash provided by (used in) investing activities by operating segment.

	Billions of Yen
	Years Ended March 31,
	2009	2008	2007
Iron & Steel Products	¥(3.4)	¥(3.2)	¥(10.3)
Mineral & Metal Resources	(155.0)	(3.5)	5.1
Machinery & Infrastructure Projects	(37.6)	(85.9)	(163.9)
Chemical	3.0	(16.7)	(21.1)
Energy	(90.5)	118.3	(211.6)
Foods & Retail	(25.2)	(14.7)	5.8
Consumer Service & IT	13.6	23.7	(58.7)
Logistics & Financial Markets	3.5	(0.7)	0.4
Americas	(17.3)	(101.2)	(29.6)
Europe, the Middle East and Africa	(8.3)	(8.3)	(4.6)
Asia Pacific(*)	31.6	(73.7)	(15.7)

Total	(285.6)	(165.9)	(504.2)

All Other and Adjustments and Eliminations(*)	(5.3)	61.1	86.2

Consolidated Total	¥(290.9)	¥(104.8)	¥(418.0)

(*)	The figures of operating segments include the inter-segment transactions, for example, increase in long-term loan receivables disbursed to other operating segments. At the same time, the amounts of such inter-segment transactions are eliminated in Eliminations. Among others, for the year ended March 31, 2009, the Asia Pacific Segment recorded net decrease in loans to 2 subsidiaries owned by the Mineral & Metal Resources Segment and the Energy Segment, amounting to ¥26.9 billion.

Net cash used in investing activities for the year ended March 31, 2009 was a net outflow of ¥290.9 billion, a ¥186.1 billion increase from a ¥104.8 billion net outflows for the year ended March 31, 2008.

•

The net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥131.6 billion. Major components were:

—	The additional investments in Valepar S.A. for ¥78.4 billion, the acquisitions of shares in Sims Metal Management Limited for ¥23.0 billion in the Mineral & Metal Resources Segment;

—	The additional investment in Multigrain AG for ¥14.0 billion in the Foods & Retail Segment; and

—	The additional investments in IPM Eagle LLP for ¥9.6 billion. The major cash inflow was the redemption of preferred shares in IPM Eagle LLP for ¥32.7 billion in the Machinery & Infrastructure Projects Segment.

•

A total of ¥253.6 billion was paid out for property leased to others and property and equipment; and proceeds of ¥34.6 billion was provided from sales of property leased to others and property and equipment. As a result, net cash outflows were ¥219.0 billion. Cash inflows consisted of an accumulation of small factors, major purchases of equipment included:

—	Acquisition of property and equipment for the oil and gas projects of the Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥71.1 billion and for the coal mining projects in Australia for ¥14.2 billion in the Energy Segment;

—	Acquisition of property and equipment for the iron ore mining projects in Australia for ¥42.4 billion in the Mineral & Metal Resources Segment; and

—	Leased rolling stock for ¥26.8 billion in the Machinery & Infrastructure Projects Segment.

•

A total of ¥76.2 billion was paid out for acquisitions of available-for-sale and other investments, while proceeds of ¥119.9 billion were received from sales of those securities. As a result, net cash outflows were ¥47.2 billion. For the year ended March 31, 2009, cash outflows and inflows in connection with debt securities for the purpose of corporate fund management were marginal compared to the past fiscal years. Major transactions were:

—	Additional investment in Sakhalin Energy Investment for ¥15.3 billion in the Energy Segment;

—	Acquisition of preferred Stock in Sumitomo Mitsui Financial Group overseas subsidiaries for ¥10.0 billion in the All Other Segment;

—	Proceeds from sales of those investments consisted of redemption of the preferred stock in Sumitomo Mitsui Financial Group overseas subsidiary for ¥22.5 billion in the All Other Segment;

—	Proceeds from sale of a trust beneficiary right with respect to Shiodome building for ¥14.7 billion in the Consumer Service & IT Segment; and

—	Proceeds of redemption of shares in Sakhalin Energy Investment for ¥14.2 billion and proceeds from sale of shares in Kyushu Oil Co., Ltd for ¥8.2 billion in the Energy Segment.

Compared to the year ended March 31, 2008, cash flows used in investing activities for the year ended March 31, 2009 increased by ¥186.1 billion. Major reason was proceeds from the divestitures of Sakhalin Energy Investment Company Ltd. and Sesa Goa Limited in the year ended March 31, 2008.

Free cash flows, or sum of net cash provided by operating activities and net cash used in investing activities, for the year ended March 31, 2009 was a net inflow of ¥291.8 billion.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended March 31, 2009 was ¥9.8 billion. Major factors were as below:

•	Net cash inflows from the borrowing of long-term debt mainly at Mitsui were ¥51.6 billion corresponding for demand of various investment.

•	Dividend paid by Mitsui totaled ¥101.7 billion.

Compared to the year ended March 31, 2008, net cash used in financing activities for the year ended March 31, 2009 decreased by ¥175.3 billion, reflecting increases in net cash from both short-term and long-term debt from the year ended March 31, 2008. See also “Funding Sources” above, for details of our fund procurement.

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

Compared to the year ended March 31, 2007, net cash for the year ended March 31, 2008 provided by operating activities increased by ¥176.5 billion. In addition to the above-mentioned components, the increase was also attributable to positive impact from collection of trade receivables as well as changes in other operating assets and liabilities.

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2008 was a net outflows of ¥104.8 billion, a ¥313.2 billion decrease from a ¥418.0 billion in net outflows for the year ended March 31, 2007.

•

A total of ¥206.9 billion was paid out for investments in and advances to associated companies, and proceeds of ¥309.6 billion were collected from sales of investments in and advances to associated companies. As a result, net cash inflows were ¥102.7 billion. The principal factor of the inflows was a ¥226.4 billion (equivalent to the proceeds of US$1,862.5 million) proceed from the 50% divestiture of our stake in Sakhalin II project. On the other hand, major components of expenditures were:

—	Investments in Sims Group Limited (currently Sims Metal Management), an Australian metal recycler, for ¥70.6 billion and Erdos Electrical Power & Metallurgical Co., Ltd., a conglomerate in the Inner Mongolia Autonomous Region of China engaged in power generation, coal mining and ferrous alloy production, for ¥16.4 billion in the Mineral & Metal Resources Segment;

—	Additional investment to combine United Kingdom power generating assets with International Power plc for ¥22.2 billion in the Machinery & Infrastructure Projects Segment; and

—	Additional investment in Tangguh LNG project for ¥7.8 billion in the Energy Segment.

•

A total of ¥282.1 billion was paid out for property leased to others and property and equipment; and proceeds of ¥115.8 billion was provided form sales of property leased to others and property and equipment. As a result, net cash outflows were ¥166.2 billion. Major purchases of equipment included:

—	Acquisition of property and equipment for the oil and gas projects of the Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas projects of offshore in the Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥80.3 billion; and for the coal mining projects in Australia for ¥35.3 billion in the Energy Segment; and

—	Acquisition of property and equipment for the iron ore mining projects in Australia for ¥26.3 billion in the Mineral & Metal Resources Segment.

Major divestitures of assets included:

—	Sales of whole oil and gas producing interests at Wandoo Petroleum Pty Limited (Australia) amounting to ¥35.0 billion in the Energy Segment; and

—	Net proceeds from the sales of the rolling stock for lease amounted to ¥11.0 billion (net of additions of those assets) at rolling stock leasing subsidiaries in the Machinery & Infrastructure Projects Segment.

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

•

A total of ¥52.2 billion was used for acquisitions of subsidiaries (net of cash held by the acquired subsidiary), including the acquisition of Steel Technologies Inc. for ¥45.0 billion in the Americas Segment. On the other hand, a total of ¥106.3 billion was provided from the sales subsidiaries (net of cash held by the divested subsidiary), including the sale of Sesa Goa Limited for ¥92.8 billion in the Mineral & Metal Resources Segment.

Compared to the year ended March 31, 2007, cash flows used in investing activities for the year ended March 31, 2008 decreased significantly by ¥313.2 billion. Major reasons for the improvement were proceeds from the divestitures of Sakhalin Energy Investment Company Ltd. and Sesa Goa Limited for the year ended March 31, 2008.

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

•	Dividend paid by Mitsui totaled ¥72.1 billion.

Compared to the year ended March 31, 2007, net cash raised by financing activities for the year ended March 31, 2008 decreased by ¥454.7 billion, reflecting decreases in net cash from both short term and long term debt from the year ended March 31, 2007.

C.	Research & Development

For the years ended March 31, 2009, 2008 and 2007, research and development (“R&D”) expenses for the various R&D activities totaled ¥3.5 billion, ¥4.0 billion and ¥3.9 billion, respectively.

Management recognizes that individual R&D activity will not have a significant impact on our future operating results.

D.	Trend Information

See Item 5.A, B, E and F.

E.	Off-Balance Sheet Arrangements

We use off-balance sheet arrangements in the ordinary course of business to further our trading, fund-raising and other activities. Categories of off-balance sheet arrangements are as follows:

Guarantees

The following tables summarize our guarantees as of March 31, 2009 and 2008.

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

	Billions of Yen
As of March 31, 2009:	Maximum potential amount of future payments	Recourse provisions/ collateral	Carrying amount of liabilities
Financial Guarantees	¥322	¥35	¥4
Performance Guarantees	11	4	0
Market Value Guarantees	46	31	0

	Billions of Yen
As of March 31, 2008:	Maximum potential amount of future payments	Recourse provisions/ collateral	Carrying amount of liabilities
Financial Guarantees	¥216	¥20	¥3
Performance Guarantees	20	5	1
Market Value Guarantees	67	43	—

In the furtherance of our trading activities, it is a customary practice for us to guarantee, severally or jointly with others, indebtedness of certain of our customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.

As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or will be responsible for making up any shortfall between the actual sales price and the guaranteed value. In accordance with FASB Interpretation No. 46, “Consolidation of Variable

Interest Entities (revised December 2003)-an Interpretation of ARB No. 51” on December 31, 2003, we consolidated ¥11.9 billion and ¥12.2 billion of total assets related to certain ocean transport vessels entities at March 31, 2009 and 2008, respectively. This information is provided in Note 23, “VARIABLE INTEREST ENTITIES.”

Sales of Trade Receivables

At March 31, 2009 and 2008, the outstanding amounts of off-balance sheet arrangements in which certain trade receivables are sold to third parties were immaterial.

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

Commitments on Deferred Payments

We had no financing commitments at March 31, 2009 and 2008.

Contingent Liabilities

See Note 22, “CONTINGENT LIABILITIES.”

F.	Tabular Disclosure of Contractual Obligations

The following table provides our contractual obligations as of March 31, 2009 and payment due by period of these contractual obligations:

	Billions of Yen
		Payment Due by Period
Contractual Obligations	Balance as of March 31, 2009	March 2010	March 2012	March 2014	After March 2014
Long-Term Debt(1)	¥3,159	¥363	¥641	¥680	¥1,475
Capital Lease Obligations(2)	30	8	12	5	5
Operating Leases(3)	143	36	45	29	33
Long-Term Purchase Contracts(4)	3,264	1,017	1,083	455	709

(1)	The amounts of “Long-Term Debt” include bank borrowings and bonds, excluding the effect of the SFAS No. 133 fair value adjustment and capital lease obligations (present value of net minimum lease payments).
(2)	“Capital Lease Obligations” represents the schedule of payments for future minimum lease payments.
(3)	“Operating Leases” represents the schedule of payments for future minimum rentals. Minimum rental payments have not been reduced by minimum sublease rentals of ¥40.4 billion due in the future under noncancelable subleases.
(4)	“Long-Term Purchase Contracts” represents the schedule of payments for long-term purchase obligations, net of advance payments of ¥160 billion made to suppliers as of March 31, 2009.

For additional information regarding long-term debt, capital lease obligations and operating leases, see Note 13, “SHORT-TERM AND LONG-TERM DEBT,” and Note 8, “LEASES,” respectively.

In addition to the above, we plan to contribute ¥4.2 billion to our defined benefit pension plans for the year ending March 31, 2010.

The table above excludes estimated interest payments on liabilities and estimated payments under interest swap. Total cash paid for interest during the year ended March 31, 2009 was ¥84.0 billion.

Concerning only Mitsui which has approximately 71% of total interest bearing debt, estimated interest payments on liabilities and estimated payments under interest swaps were ¥232.6 billion. The payment amount by period was ¥30.5 billion due by March 2010, ¥51.9 billion due by March 2012, ¥55.6 billion due by March 2014 and ¥94.6 billion due after March 2014.

The table above also excludes unrecognized tax benefits of ¥4.3 billion. Unrecognized tax benefits classified as current liabilities are ¥0.9 billion. The timing of future cash outflows associated with unrecognized tax benefits classified as non current liabilities is highly uncertain.

The purchased items under “Long-Term Purchase Contracts” are principally ocean transport vessels, oil products, chemical materials, metals and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to the market. In general, our customers, primarily large Japanese industrial companies and shipping firms, are also parties to the contracts, or conclude separate agreements with us, and are committed to purchasing the items from us. Therefore, management does not recognize that these long-term purchase contracts could have seriously adverse effects on our future liquidity. As of March 31, 2009, there was no outstanding balance of purchase contracts which have unconditional payment conditions.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management.

We are managed by a Board of Directors and Executive Officers. As of June 23, 2009, we have twelve Directors and forty Executive Officers including seven of whom are also Directors. In accordance with Mitsui’s Articles of Incorporation, each Director was elected for a term of one year. Each Executive Officer has been appointed by the Board of Directors.

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

As of June 23, 2009, Mitsui’s Executive Officers consisted of one President, four Executive Vice Presidents, five Senior Executive Managing Officers, ten Executive Managing Officers and twenty Managing Officers.

The execution of the Directors’ functions (including their functions to supervise and monitor the activities of the Executive Officers) is audited by Corporate Auditors. Each Corporate Auditor is elected by shareholders of Mitsui at a general meeting of shareholders. As of June 23, 2009, we have six Corporate Auditors. In performing their auditing activities, they act independently of each other while they constitute and act through the Board of Corporate Auditors, as the Companies Act of Japan requires.

Directors, Corporate Auditors and Executive Officers

Our Directors, Corporate Auditors and Executive Officers as of June 23, 2009 were:

Directors

Name	Position
Shoei Utsuda	Chairman of the Board of Directors

Masami Iijima	Representative Director

Ken Abe	Representative Director

Yoshiyuki Izawa	Representative Director

Junichi Matsumoto	Representative Director

Norinao Iio	Representative Director

Seiichi Tanaka	Representative Director

Takao Omae	Representative Director

Akishige Okada(1)	Director

Nobuko Matsubara(1)	Director

Ikujiro Nonaka(1)	Director

Hiroshi Hirabayashi(1)	Director

(1)	Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi are external directors. See “Item 6.C. Board Practices.”

Corporate Auditors

Name	Position
Satoru Miura(2)	Corporate Auditor

Motonori Murakami(2)	Corporate Auditor

Hideharu Kadowaki(3)	Corporate Auditor

Naoto Nakamura(3)	Corporate Auditor

Kunihiro Matsuo(3)	Corporate Auditor

Hiroyasu Watanabe(3)	Corporate Auditor

(2)	Mr. Satoru Miura and Mr. Motonori Murakami are full-time Corporate Auditors.
(3)	Mr. Hideharu Kadowaki, Mr. Naoto Nakamura, Mr. Kunihiro Matsuo and Mr. Hiroyasu Watanabe are external Corporate Auditors. See “Item 6.C. Board Practices.”

Executive Officers

Name	Title and Principal Position
Masami Iijima	President and Chief Executive Officer; Chairman of Internal Controls Committee

Ken Abe	Executive Vice President; Iron & Steel Products Business Unit; Mineral & Metal Resources Business Unit; Energy Business Unit I; Energy Business Unit II; Financial Markets Business Unit; Transportation Logistics Business Unit; Director of Mitsui & Co. (U.S.A), Inc.

Yoshiyuki Izawa	Executive Vice President; Basic Chemicals Business Unit; Performance Chemicals Business Unit; Foods & Retail Business Unit; Domestic Offices and Branches; Director of Mitsui & Co. Europe Holdings PLC; Chairman of Portfolio Management Committee

Junichi Matsumoto	Executive Vice President; Chief Financial Officer; Chief Compliance Officer; Corporate Staff Division (Financial Planning & Administrative Division, Global Controller Division, Segment Controller Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, Investor Relations Division); Chairman of Compliance Committee; Chairman of Disclosure Committee

Toshimasa Furukawa	Executive Vice President; Chief Operating Officer of Asia Pacific Business Unit

Norinao Iio	Senior Executive Managing Officer; Corporate Staff Division (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Plan Management; Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.

Seiichi Tanaka	Senior Executive Managing Officer; Chief Information Officer; Chief Privacy Officer; Corporate Staff Division (Corporate Planning & Strategy Division, Information Technology Promotion Division, CSR Promotion Division, Corporate Communication Division); New Business Promotion; Environmental Matters; Chairman of CSR Promotion Committee

Takao Omae	Senior Executive Managing Officer; Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Marine & Aerospace Business Unit; Consumer Service Business Unit; IT Business Unit

Koji Nakamura	Senior Executive Managing Officer; Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Masaaki Fujita	Senior Executive Managing Officer; Chief Operating Officer of Americas Business Unit

Shinjiro Ogawa	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China

Kiyotaka Watanabe	Executive Managing Officer; General Manager of Kyushu Office

Junichi Mizonoue	Executive Managing Officer; President of Mitsui & Co. (Thailand) Ltd.

Hideyo Hayakawa	Executive Managing Officer; General Manager of Internal Auditing Division

Osamu Koyama	Executive Managing Officer; President & CEO of Mitsui Global Strategic Studies Institute

Shigeru Hanagata	Executive Managing Officer; General Manager of Nagoya Office

Name	Title and Principal Position
Masayoshi Komai	Executive Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit

Yoshinori Setoyama	Executive Managing Officer; Chief Operating Officer of Basic Chemicals Business Unit

Masahiko Okamura	Executive Managing Officer; General Manager of Osaka Office

Masaaki Iida	Executive Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit

Terukazu Okahashi	Managing Officer; President of Mitsui & Co. (Canada) Ltd.

Katsumi Ogawa	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit

Akio Yamamoto	Managing Officer; President of Mitsui Bussan Plastics Trade Co., Ltd.

Noriaki Sakamoto	Managing Officer; Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Fuminobu Kawashima	Managing Officer; Chief Operating Officer of Energy Business Unit I

Joji Okada	Managing Officer; Deputy Chief Financial Officer; General Manager of Global Controller Division; Chairman of SOA Sec. 404 Committee

Takashi Fukunaga	Managing Officer; Chief Operating Officer of Foods & Retail Business Unit

Takashi Yamauchi	Managing Officer; Chief Operating Officer of Iron & Steel Products Business Unit

Shuji Nakura	Managing Officer; Chief Operating Officer of IT Business Unit

Mitsuhiko Kawai	Managing Officer; Chief Operating Officer of Financial Markets Business Unit

Daisuke Saiga	Managing Officer; General Manager of Human Resources & General Affairs Division

Masayuki Kinoshita	Managing Officer; Chief Operating Officer of Mineral & Metal Resources Business Unit

Atsushi Oi	Managing Officer; Chairman & Managing Director of Mitsui & Co. (Australia) Ltd.

Noritaka Tanaka	Managing Officer; General Manager of Investment Administration Division

Susumu Uneno	Managing Officer; Chief Operating Officer of Performance Chemicals Business Unit

Kazuhiko Fukuchi	Managing Officer; Chief Operating Officer of Consumer Service Business Unit

Shintaro Ambe	Managing Officer; Chief Operating Officer of Infrastructure Projects Business Unit

Motomu Takahashi	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit

Mitsuo Hidaka	Managing Officer; Chief Operating Officer of Energy Business Unit II

Ichizo Kobayashi	Managing Officer; Chief Operating Officer of Motor Vehicles Business Unit

The date of birth, the position as of June 23, 2009 and the prior positions of our Directors and Corporate Auditors were provided below.

Directors
Name	Shoei Utsuda
Date of Birth	February 12, 1943
Current Position	Chairman of the Board of Directors (since April 1, 2009)
Prior Positions	• 1997	A member of Board of Directors (Director, General Manager of Machinery & Information Industries Administrative Division)
	• 2000	Representative Director, Executive Managing Director, General Manager of Corporate Planning Division
	• 2002/4	Representative Director, Senior Executive Managing Officer, Chief Strategic Officer (Responsible for Administrative Division), Chief Operating Officer of Business Process Re-Engineering Project
	• 2002/10	Representative Director, President and Chief Executive Officer

Name	Masami Iijima
Date of Birth	September 23, 1950
Current Position	Representative Director, President and Chief Executive Officer (since April 1, 2009)
Prior Positions	• 2006	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
	• 2007	Managing Officer, Chief Operating Officer of Mineral & Metal Resources Business Unit
	• 2008/4	Executive Managing Officer
	• 2008/6	Representative Director, Executive Managing Officer
	• 2008/10	Representative Director, Senior Executive Managing Officer

Name	Ken Abe
Date of Birth	September 19, 1947
Current Position	Representative Director, Executive Vice President, Director of Mitsui & Co. (U.S.A), Inc. (since June 24, 2008)
Prior Positions	• 2002	Managing Officer, General Manager of Metals Administrative Division, Metal Products & Mineral Group
	• 2003	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit
	• 2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
	• 2006	Senior Executive Managing Officer, Chief Operating Officer of Europe Business Unit
	• 2007	Senior Executive Managing Officer, Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit
	• 2008/4	Executive Vice President, Director of Mitsui & Co. (U.S.A), Inc.

Name	Yoshiyuki Izawa
Date of Birth	February 10, 1948
Current Position	Representative Director, Executive Vice President, Director of Mitsui & Co. Europe Holdings PLC (since April 1, 2008)
Prior Positions	• 2000	A member of Board of Directors (Director, Chief Operating Officer of Information Business Unit)
	• 2002	Director, Senior Managing Officer, Chief Operating Officer of Information Business Unit, Machinery, Electronics & Information Group
	• 2004	Executive Managing Officer, General Manager of Osaka Office
	• 2007/4	Senior Executive Managing Officer, Director of Mitsui & Co. Europe PLC
	• 2007/6	Representative Director, Senior Executive Managing Officer, Director of Mitsui & Co. Europe Holdings PLC

Name	Junichi Matsumoto
Date of Birth	September 25, 1947
Current Position	Representative Director, Executive Vice President, Chief Financial Officer, Chief Compliance Officer (since April 1, 2008)
Prior Positions	• 2002	Managing Officer, General Manager of Corporate Planning Division
	• 2003	Managing Officer, Deputy Chief Representative of Mitsui & Co., Ltd. in China
	• 2004	Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit
	• 2005	Executive Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit
	• 2007/4	Senior Executive Managing Officer, Chief Compliance Officer, Chief Privacy Officer
	• 2007/6	Representative Director, Senior Executive Managing Officer, Chief Compliance Officer, Chief Privacy Officer

Name	Norinao Iio
Date of Birth	March 2, 1951
Current Position	Representative Director, Senior Executive Managing Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd. (since June 23, 2009)
Prior Positions	• 2005	Managing Officer, Chief Operating Officer of Energy Business Unit
	• 2007	Managing Officer, Chief Operating Officer of Energy Business Unit II
	• 2008/4	Executive Managing Officer, Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit
	• 2008/10	Senior Executive Managing Officer, Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit
	• 2009/4	Senior Executive Managing Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.

Name	Seiichi Tanaka
Date of Birth	January 12, 1953
Current Position	Representative Director, Senior Executive Managing Officer, Chief Information Officer, Chief Privacy Officer (since April 1, 2009)
Prior Positions	• 2006	Managing Officer, General Manager of Human Resources & General Affairs Division
	• 2008/4	Executive Managing Officer, Chief Privacy Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
	• 2008/6	Representative Director, Executive Managing Officer, Chief Privacy Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
	• 2008/10	Representative Director, Senior Executive Managing Officer, Chief Privacy Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.

Name	Takao Omae
Date of Birth	December 18, 1949
Current Position	Representative Director, Senior Executive Managing Officer (since June 23, 2009)
Prior Positions	• 2005	Managing Officer, President of Mitsui Brasileira Importacao e Exportacao S.A.
	• 2007	Executive Managing Officer, President of Mitsui Brasileira Importacao e Exportacao S.A.
	• 2008	Executive Managing Officer, Chief Operating Officer of Infrastructure Projects Business Unit
	• 2009/4	Senior Executive Managing Officer

Name	Akishige Okada
Date of Birth	April 9, 1938
Current Position	Director (since June 27, 2003)
Principal Positions at Business Organizations Outside Mitsui
Director, Daicel Chemical Industries, Ltd.
Director, Mitsui Life Insurance Co., Ltd.
Corporate Auditor, Mitsui Fudosan Co., Ltd.
Corporate Auditor, Hotel Okura Co., Ltd.
Corporate Auditor, Toyota Motor Corporation
Prior Positions	• 1991	Director, The Mitsui Taiyo Kobe Bank, Ltd.
	• 1995	Managing Director, The Sakura Bank, Ltd.
	• 1996	Senior Managing Director, The Sakura Bank, Ltd.
	• 1997	President, The Sakura Bank, Ltd.
	• 1999	President and Managing Director, The Sakura Bank, Ltd.
	• 2001	Chairman of the Board, Sumitomo Mitsui Banking Corporation
	• 2002	Chairman of the Board, Sumitomo Mitsui Financial Group, Inc.
	• 2003	Chairman of the Board, Sumitomo Mitsui Banking Corporation
	• 2005	Advisor, Sumitomo Mitsui Banking Corporation

Name	Nobuko Matsubara
Date of Birth	January 9, 1941
Current Position	Director (since June 23, 2006)
Principal Positions at Business Organizations Outside Mitsui
Director, Daiwa Securities Group Inc.
Prior Positions	• 1987	Director of International Labor Division, Minister’s Secretariat, the Ministry of Labor
	• 1991	Director-General of Women’s Bureau, the Ministry of Labor
	• 1997	Vice Minister of the Ministry of Labor
	• 1999	President of Japan Association for Employment of Persons with Disabilities
	• 2002/9	Ambassador Extraordinary and Plenipotentiary of Japan to Italy
	• 2002/11	Ambassador Extraordinary and Plenipotentiary of Japan to Albania, to San Marino and to Malta
	• 2006/1	Advisor to Japan Institute of Workers’ Evolution
	• 2006/7	Chairman of Japan Institute of Workers’ Evolution

Name	Ikujiro Nonaka
Date of Birth	May 10, 1935
Current Position	Director (since June 22, 2007)
Principal Positions at Business Organizations Outside Mitsui
Director, Fujitsu Limited
Director, Seven & i Holdings Co., Ltd.
Prior Positions	• 1977	Professor, Management Faculty, Nanzan University
	• 1979	Professor, National Defense Academy of Japan
	• 1982	Professor, Institute of Business Research, Hitotsubashi University
	• 1995	Professor, Graduate School of Knowledge Science, JAIST
	• 1997	Xerox Distinguished Professor in Knowledge, Walter A, Haas School of Business, University of California, Berkeley
	• 2000	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
	• 2006	Professor Emeritus, Hitotsubashi University
	• 2007	First Distinguished Drucker Scholar in Residence, Drucker School of Claremont Graduate University

Name	Hiroshi Hirabayashi
Date of Birth	May 5, 1940
Current Position	Director (since June 22, 2007)
Principal Positions at Business Organizations Outside Mitsui
Director, TOSHIBA CORPORATION
Prior Positions	• 1988	Director, Management and Coordination Division, Minister’s Secretariat, the Ministry of Foreign Affairs
	• 1990	Minister, Japanese Embassy in the U.S.A
	• 1992	Envoy, Japanese Embassy in the U.S.A
	• 1993	Director-General, Economic Cooperation Bureau, the Ministry of Foreign Affairs
	• 1995	Chief Cabinet Councilor’s Office on External Affairs, Cabinet Secretariat
	• 1997	Secretary-General, Indo-China Refugees Measures Coordination Conference
	• 1998	Ambassador Extraordinary and Plenipotentiary to India and Bhutan
	• 2002	Ambassador Extraordinary and Plenipotentiary to France and Andorra
	• 2003	Ambassador Extraordinary and Plenipotentiary to Djibouti
	• 2006	Ambassador in charge of Inspection, the Ministry of Foreign Affairs
	• 2007/3	Councilor, The Japan Forum on International Relations, Inc.
	• 2007/6	President, The Japan-India Association
	• 2008	Visiting Professor, Waseda University, Graduate School of Asia-Pacific Studies
	• 2009	Vice President, The Japan Forum on International Relations, Inc.

Corporate Auditors
Name	Satoru Miura
Date of Birth	March 2, 1947
Current Position	Corporate Auditor (since June 22, 2007)
Prior Positions	• 2001	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Business Unit)
	• 2002	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit, Metals Group
	• 2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit
	• 2005	Executive Managing Officer, General Manager of Nagoya Office
	• 2007/4	Executive Managing Officer

Name	Motonori Murakami
Date of Birth	November 19, 1948
Current Position	Corporate Auditor (since June 22, 2007)
Prior Positions	• 2003	Managing Officer, General Manager of Accounting Division
	• 2006	Executive Managing Officer, Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer

Name	Hideharu Kadowaki
Date of Birth	June 20, 1944
Current Position	Corporate Auditor (since June 24, 2004)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, Mitsui Chemicals, Inc.
Prior Positions	• 1996	Director, The Sakura Bank Ltd.
	• 1998	Managing Director, The Sakura Bank Ltd.
	• 1999	Managing Director & Executive Managing Officer, The Sakura Bank Ltd.
	• 2000	Senior Managing Director and Senior Executive Managing Officer, The Sakura Bank Ltd.
	• 2001	Senior Managing Director and Senior Executive Managing Officer, The Sumitomo Mitsui Banking Corporation
	• 2002	Senior Managing Director, Sumitomo Mitsui Financial Group, Inc.
	• 2003	Deputy President, Sumitomo Mitsui Financial Group, Inc.
	• 2004	Chairman of the Institute, The Japan Research Institute, Limited
	• 2008	Special Advisor & Senior Fellow, The Japan Research Institute, Limited

Name	Naoto Nakamura
Date of Birth	January 25, 1960
Current Position	Corporate Auditor (since June 23, 2006)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, Asahi Breweries, Ltd.
Prior Positions	• 1985/4	Admitted to the member of Second Tokyo Bar Association
	• 1985/4	Joined Mori Sogo Law Office
	• 1998	Founded HIBIYA PARK LAW OFFICES and became a partner
	• 2003	Founded Law Firm of Naoto Nakamura (currently Law Firm of Nakamura, Tsunoda & Matsumoto) and became a partner

Name	Kunihiro Matsuo
Date of Birth	September 13, 1942
Current Position	Corporate Auditor (since June 24, 2008)
Principal Positions at Business Organizations Outside Mitsui
Director, Asahi Glass Co., Ltd.
Corporate Auditor, Toyota Motor Corporation
Corporate Auditor, Sompo Japan Insurance Inc.
Corporate Auditor, Komatsu Ltd. (elected by shareholders of Komatsu Ltd. at a general meeting of shareholders on June 24, 2009)
Prior Positions	• 1968	Appointment as Public Prosecutor
	• 1999	Vice Minister of Justice
	• 2004	Attorney General
	• 2006	Admission as Attorney at Law

Name	Hiroyasu Watanabe
Date of Birth	April 11, 1945
Current Position	Corporate Auditor (since June 23, 2009)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, NOMURA Co., Ltd.
Corporate Auditor, NIPPON MINING HOLDINGS, INC.
Prior Positions	• 1994	Director-General, Nagoya Taxation Bureau, National Tax Agency
	• 1995	Director-General of Kinki Finance Bureau
	• 1996	Deputy Director-General, Tax Bureau, Ministry of Finance
	• 1997	Director-General, Tokyo Taxation Bureau, National Tax Agency
	• 1998	Director-General, Customs and Tariff Bureau, Ministry of Finance
	• 2000	President, Policy Research Institute, Ministry of Finance
	• 2002	Commissioner, National Tax Agency
	• 2003	Visiting Professor, University of Tokyo, Graduate Schools for Law and Politics
	• 2004	Professor, Waseda University, Graduate School of Finance, Accounting & Law

There is no family relationship between any Directors, Corporate Auditors, Executive Officers and any other persons named above. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director, a Corporate Auditor or a member of the senior management.

B.	Compensation.

The aggregate amount of compensation and benefits in kind paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2009 was ¥4,016 million. A breakdown is provided as below.

Directors and Corporate Auditors

The remuneration of Directors and Corporate Auditors totaling ¥1,119 million during the year ended March 31, 2009 was as follows.

	Number of recipients	Total remuneration paid relating to the year ended March 31, 2009
Directors	16	¥902 million
Corporate Auditors	8	¥217 million
External Directors and External Corporate Auditors (included in the above amounts)	9	¥96 million
Total	24	¥1,119 million

Notes:

i)	Limits on remuneration of Directors and Corporate Auditors have been determined by General Meeting of Shareholders resolutions as follows: for Directors, there is a total limit of ¥70 million per month (by resolution of June 22, 2007); for Corporate Auditors, there is a total limit of ¥20 million per month (by resolution of June 22, 2007).
ii)	The above amounts include ¥178 million in bonuses for Directors (excluding external Directors), which was determined by the following system.

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

Executive Officers

The remuneration of Executive Officers (excluding Executive Officers who are also Directors) totaled ¥2,173 million during the year ended March 31, 2009, comprised of ¥748 million in bonuses and ¥1,425 million in monthly remunerations. The Remuneration Committee also reviews and reports to the Board of Directors on appropriateness of remuneration system and compensation levels for Executive Officers.

Pension Plans and Retirement Allowances

In addition, the aggregate amount of benefits from Directors’ and Corporate Auditors’ Pension Plans and retirement allowances for retiring Directors and Corporate Auditors—accrued prior to the abolition of the retirement allowance system—paid during the year ended March 31, 2009 was ¥724 million.

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

The aggregate amount set aside by us to provide pension benefits to Directors and Corporate Auditors was ¥3,554 million as of March 31, 2009.

Mitsui has no stock option plans for Mitsui’s Directors and Senior Management as of June 23, 2009.

C.	Board Practices.

The information in “Item 6.A. Directors and Senior Management” is incorporated into this section by reference.

None of our Directors have entered into any service contracts with us providing for benefits upon termination of his or her employment.

The Companies Act of Japan allows a company to adopt the “Committee System” as the framework for corporate governance. We have decided, however, to maintain the corporate auditor system because we believe that our Corporate Auditors, of whom two are full-time and four are external Auditors as of June 23, 2009 and whose functions are legally defined and reinforced, provide adequate auditing functions. Furthermore, internal Directors are familiar with our business operations and can therefore contribute to effective management.

Although we retained the corporate auditor system, we have decided to adopt certain aspects of the Committee System and have established three committees (the Governance Committee, the Nomination Committee, and the Remuneration Committee) to provide advice to the Board of Directors.

Functions and Composition of three committees

The functions and composition of three committees are provided as below.

Governance Committee

Assignment :	To study the state and direction of Mitsui’s corporate governance

Composition :	Chairman of the Board of Directors (committee chair, Shoei Utsuda), President (Masami Iijima), External Directors 2 (Nobuko Matsubara, Ikujiro Nonaka), internal Directors 3 (Junichi Matsumoto, Norinao Iio, Seiichi Tanaka), External Corporate Auditor 1 (Hideharu Kadowaki)

Nomination Committee

Assignment :	To establish the selection standards and processes used in nominating directors and executive officers as well as evaluating director nomination proposals

Composition :	President (committee chair, Masami Iijima), External Directors 2 (Akishige Okada, Hiroshi Hirabayashi), internal Directors 2 (Norinao Iio, Seiichi Tanaka)

Remuneration Committee

Assignment :	To study the system and decision-making process related to remuneration and bonuses for directors and executive officers as well as evaluating remuneration proposals for them

Composition :	External Director (committee chair, Akishige Okada), President (Masami Iijima), internal Directors 2 (Junichi Matsumoto, Norinao Iio)

Our Directors and Corporate Auditors are elected at the general meeting of shareholders. In accordance with our Articles of Incorporation, the normal term of office for our Directors is one year and for our Corporate Auditors is four years. However, they may both serve any number of consecutive terms. The following table shows our Directors’, Corporate Auditors’ and Executive Officers’ terms of office from appointment to June 2009 and their shareholdings as of March 31, 2009.

	Length of Time Served in Office (From Appointment to June 2009)	Shareholdings as of March 31, 2009
Director:
Shoei Utsuda	12 years	64,652
Masami Iijima	1 year	19,964
Ken Abe	1 year	33,417
Yoshiyuki Izawa	4 years	20,986
Junichi Matsumoto	2 years	23,855
Norinao Iio	Less than 1 year	9,684
Seiichi Tanaka	1 year	7,627
Takao Omae	Less than 1 year	13,814
Akishige Okada(1)	6 years	2,828
Nobuko Matsubara(1)	3 years	1,945
Ikujiro Nonaka(1)	2 years	7,940
Hiroshi Hirabayashi(1)	2 years	2,694

Note (1)	Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi are external Directors.

	Date of Expiration of Current Term of Office	Length of Time Served in Office (From Appointment to June 2009)	Shareholdings as of March 31, 2009
Corporate Auditor:
Satoru Miura	June 2011	2 years	19,276
Motonori Murakami	June 2011	2 years	24,922
Hideharu Kadowaki(2)	June 2012	5 years	7,919
Naoto Nakamura(2)	June 2010	3 years	0
Kunihiro Matsuo(2)	June 2012	1 year	1,613
Hiroyasu Watanabe(2)	June 2013	Less than 1 year	0

Note (2)	Mr. Hideharu Kadowaki, Mr. Naoto Nakamura, Mr. Kunihiro Matsuo and Mr. Hiroyasu Watanabe are external Corporate Auditors.

	Length of Time Served in Office (From Appointment to June 2009)(3)	Shareholdings as of March 31, 2009
Executive Officer (excluding Executive Officers who are also a Director):
Toshimasa Furukawa	7 years	20,388
Koji Nakamura	5 years	16,428
Masaaki Fujita	4 years	9,097
Shinjiro Ogawa	7 years	20,646
Kiyotaka Watanabe	4 years	11,913
Junichi Mizonoue	4 years	8,989
Hideyo Hayakawa	3 years	6,349
Osamu Koyama	4 years	6,102
Shigeru Hanagata	3 years	13,568
Masayoshi Komai	2 years	7,131
Yoshinori Setoyama	2 years	16,420
Masahiko Okamura	2 years	9,564
Masaaki Iida	2 years	6,121
Terukazu Okahashi	3 years	12,877
Katsumi Ogawa	2 years	7,243
Akio Yamamoto	2 years	7,241
Noriaki Sakamoto	2 years	4,484
Fuminobu Kawashima	2 years	13,121
Joji Okada	1 year	12,881
Takashi Fukunaga	1 year	2,731
Takashi Yamauchi	1 year	3,926
Shuji Nakura	1 year	2,731
Mitsuhiko Kawai	1 year	10,812
Daisuke Saiga	1 year	2,731
Masayuki Kinoshita	1 year	4,902
Atsushi Oi	1 year	2,926
Noritaka Tanaka	Less than 1 year	108
Susumu Uneno	Less than 1 year	2,703
Kazuhiko Fukuchi	Less than 1 year	10,569
Shintaro Ambe	Less than 1 year	2,402
Motomu Takahashi	Less than 1 year	0
Mitsuo Hidaka	Less than 1 year	6,949
Ichizo Kobayashi	Less than 1 year	0

Total Shareholdings by Directors, Corporate Auditors, and Executive Officers		527,189

Note (3)	The rules of Executive Officers provide for the term of the Executive Officers as one year starting April 1 and ending March 31.

Mitsui’s Articles of Incorporation provide that the Board of Directors shall elect from among its members Representative Directors, one of whom shall be the President. Under the Companies Act of Japan, each of the Representative Directors has statutory authority and power to represent and act on behalf of the company in all respects.

Under the Companies Act of Japan, at least half of the Corporate Auditors should be persons who have not at any time been a director, executive officer, manager or employee of a company or any of its subsidiaries prior to his or her election as a Corporate Auditor. Each Corporate Auditor has a statutory duty to examine financial statements, in collaboration with independent auditors, and business reports and also to supervise the administration of the company’s affairs by Directors. Corporate Auditors are required to participate in meetings of the Board of Directors but are not entitled to vote.

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

Rights of ADS Holders

The rights of ADS holders, including their rights relating to corporate governance practices, are provided in the deposit agreement.

Limitation of Liabilities of Directors and Corporate Auditors

The Articles of Incorporation of Mitsui provide that Mitsui may, by resolution of the Board of Directors, exempt the Directors and Corporate Auditors from their liabilities to the extent as permitted by the Companies Act of Japan. The Articles of Incorporation of Mitsui also provide that Mitsui may conclude a contract with external Directors and external Corporate Auditors to limit the liability of such Directors and Corporate Auditors to the extent as permitted by the Companies Act of Japan. In accordance with such provision of the Articles of Incorporation, Mitsui has concluded with external Directors (Mr. Akishige Okada, Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka and Mr. Hiroshi Hirabayashi) and external Corporate Auditors (Mr. Hideharu Kadowaki, Mr. Naoto Nakamura Mr. Kunihiro Matsuo and Mr. Hiroyasu Watanabe), respectively, contracts to limit their liability to the extent permitted by the Companies Act of Japan.

D.	Employees

As of March 31, 2009, 2008 and 2007, we had 39,864, 39,161 and 41,761 employees, respectively. The average number of temporary employees during the year ended March 31, 2009 was 18,990.

Effective April 1, 2007, we changed our reportable operating segments as follows:

•

We transferred coal mining, nuclear fuel and other businesses which were formerly included in “Iron & Steel Raw Materials and Non-Ferrous Metals” to “Energy.” “Iron & Steel Raw Materials and Non-Ferrous Metals” was renamed and presented as “Mineral & Metal Resources.”

•	The former “Lifestyle, Consumer Service and Information, Electronics & Telecommunication” was renamed and presented as “Consumer Service & IT.”

•

Subsidiaries in Oceania which were formerly included in “Other Overseas Areas” were integrated to “Asia” and presented as “Asia Pacific.” Also, subsidiaries in the Middle East, Africa and Russia which were formerly included in “Other Overseas Areas” were combined with “Europe” and presented as “Europe, the Middle East and Africa.”

Furthermore, effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries.

For more information, see Note 17, “Segment Information,” to our consolidated financial statements.

The following tables provide the numbers of employees by operating segment as of the years ended March 31, 2009, 2008 and 2007. It is not practicable to restate the numbers as of March 31, 2008 and 2007 to conform to the current year presentation.

	As of March 31,
	2009	2008(*)
Operating Segment:
Iron & Steel Products	2,282	2,255
Mineral & Metal Resources	570	757
Machinery & Infrastructure Projects	10,227	9,717
Chemical	2,752	3,489
Energy	1,360	1,633
Foods & Retail	5,673	6,008
Consumer Service & IT	4,505	4,540
Logistics & Financial Markets	1,445	1,177
Americas	5,544	4,297
Europe, the Middle East and Africa	1,342	1,299
Asia Pacific	2,338	2,196
All Other	1,826	1,793

Total	39,864	39,161

As of March 31,
2007
Operating Segment:
Iron & Steel Products	2,270
Iron & Steel Raw Materials and Non-Ferrous Metals	2,425
Machinery & Infrastructure Projects	10,859
Chemical	3,731
Energy	1,516
Foods & Retail	6,575
Lifestyle, Consumer Services and Information, Electronics & Telecommunication	5,481
Logistics & Financial Markets	1,284
Americas	2,316
Europe	1,081
Asia	1,969
Other Overseas Areas	503
All Other	1,751

Total	41,761

(*)	The numbers of employees in Machinery & Infrastructure Projects and in Total as of March 31, 2008 have been corrected due to an immaterial error.

We consider relations between management and our labor unions to be good.

E.	Share Ownership.

Directors, Corporate Auditors and Executive Officers

As of March 31, 2009, the members of Mitsui’s Board of Directors, Corporate Auditors and Executive Officers who are incumbent as of June 23, 2009 had held as a group, 527,189 shares of our common stock, representing 0.029% of the shares outstanding. None of these shares differ as to their voting rights. This number of shares included 71,786 shares held by Mitsui Executives’ Shareholding Association.

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

Employees Shareholding Association

Mitsui operates an Employees’ Shareholding Association which, as of March 31, 2009, had 3,639 employee member participants.

Employee members declare monthly the amount to be deducted from his or her salary to be used to purchase shares of common stock of Mitsui through the Employees’ Shareholding Association. Employee members receive from Mitsui a monthly subsidy equivalent to 10% of the declared amount, enabling them to purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Employees’ Shareholding Association. Employee members are able to sell part of their shares that have been reserved for them under the Employees’ Shareholding Association’s plan, in multiples of 100 shares (1,000 shares until March 2009), once every month. As of March 31, 2009, the total amount of shares having voting rights owned by the Employees’ Shareholding Association was 11,537,281, representing 0.63% of the total shares issued and outstanding.

Mitsui does not have any other arrangements for its employees that involve the issue or grant of options, shares or securities of Mitsui.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

As of March 31, 2009, there were 1,824,928,240 shares of our common stock issued (including 3,770,220 shares of treasury stock), of which 17,319,480 shares were in the form of ADSs, representing 0.95% of our then outstanding common stock, and 247, 076,698 shares, representing 13.57% of our then outstanding common stock, were held of record in the form of common stock by residents in the United States. The number of registered ADS holders was 35, and the number of registered holders of shares of common stock in the United States was 192.

The following table shows our major shareholders as of March 31, 2009, including shareholders who owned less than 5% of our then outstanding common stock, disclosed under the Financial Instruments and Exchange Law of Japan.

Shareholders	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
The Master Trust Bank of Japan, Ltd. (trust account)	164,802	9.03%
Japan Trustee Services Bank, Ltd. (trust account)	156,649	8.58%
Japan Trustee Services Bank, Ltd. (trust account 4G)	107,404	5.88%
Sumitomo Mitsui Banking Corporation	38,500	2.10%
Nippon Life Insurance Company	35,070	1.92%
The Chuo Mitsui Trust and Banking Company, Limited	30,799	1.68%
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	30,375	1.66%
The Chase Manhattan Bank N.A. London Secs Lending Omnibus Account	29,767	1.63%
Mitsui Sumitomo Insurance Company, Limited	24,726	1.35%
Mizuho Corporate Bank, Ltd.	24,083	1.31%

(*)	The figures are rounded down to two decimal places.

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

Based on such reports we have received, we are aware that each of the following persons, together with its affiliates, was the beneficial owner of our common stock in the amounts and as of the dates shown in the following tables:

Fidelity Investments Japan Limited

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
February 15, 2007	72,786,000	4.22%
May 31, 2007	90,801,000	5.08
March 31, 2008	69,399,760	3.82

JPMorgan Trust Bank Limited

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
September 30, 2006	60,525,493	3.51%

AllianceBernstein Japan Ltd.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
May 31, 2006	91,095,320	5.28%
February 29, 2008	116,987,615	6.44
August 29, 2008	93,716,155	5.14
September 30, 2008	116,241,355	6.38
November 28, 2008	90,056,395	4.93

Nomura Securities Co., Ltd.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
August 31, 2006	97,028,174	5.55%
January 15, 2007	72,867,946	4.20

Mitsubishi UFJ Financial Group, Inc.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
January 29, 2007	86,629,949	5.02%
October 8, 2007	147,839,726	8.16
August 25, 2008	130,666,673	7.16

(*1)	The numbers of shares of common stock owned include those of convertible bonds owned that are calculated on a fully diluted basis.
(*2)	The percentage figures are calculated as of the dates shown in the table. Percentage figures as of March 31, 2009 are not necessarily available from the aforementioned reports.

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

Our principal associated companies include Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Sims Metal Management Limited (The company changed its name from Sims Group Limited.) (19.99%), P.T. Paiton Energy (36.32%), IPM (UK) Power Holdings (26.32%), and Penske Automotive Group, Inc. (17.00%), among others.

The following table shows information regarding account balances and transactions with associated companies:

Billions of Yen
As of March 31, 2009
Accounts receivable, trade	¥169
Advances to associated companies	160
Accounts payable, trade	39

Dividends received from associated companies for the year ended March 31, 2009 amounted to ¥97 billion.

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

In furtherance of their trading activities, it is customary practice for us to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2009, the aggregate amount of loans (including ¥74 billion guarantees) relating to associated companies was ¥281billion. The largest amount outstanding as of March 31, 2009 was ¥30 billion loan with interest to P&M Drilling International B.V., which engages in capital lease operation in Netherlands. The loan was mainly from Mitsui. Other major loans to associated companies are related to the power plant project and the lease operation of ships.

In the ordinary course of our business, we have entered into transactions with various organizations with which certain of our Directors and Senior Management are associated, but no material transactions have been entered into for the three-year period ended March 31, 2009.

As of March 31, 2009, no person was the beneficial owner of more than 10% of our common stock.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

The audited consolidated financial statements required by this item are included elsewhere in this annual report.

Export Sales

The total amount of revenues from export transactions for the year ended March 31, 2009 was ¥494 billion or 9% of total revenue of ¥5,535 billion.

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

Dividend Policy

It is Mitsui’s basic policy to declare dividends twice per year. The record date for year-end dividends is March 31 and the record date for interim dividends is September 30. For a discussion of dividend distribution provisions under the Companies Act of Japan and Mitsui’s Articles of Incorporation, see “Item 10.B. Memorandum and Articles of Association.”

In order to maximize shareholder value, we have sought to maintain an optimal balance between (1) achieving sustainable growth through strategic investments in areas of our core strength and growth and (2) paying out cash dividends as direct compensation to shareholders with the target dividend payout ratio of 20% of consolidated net income.

For the year ended March 31, 2009, due to the drastic decline in earnings especially during the second half of the fiscal year, the dividend amount calculated in accordance with the payout ratio of 20% of consolidated net income was lower than the interim dividends of ¥25 per share which we had already paid. Accordingly, we determined not to pay any additional year-end dividends.

For the year ending March 31, 2010, we intend to make a dividend proposal upon reviewing the operating results. The key factors for the proposal are as follows:

(1) In light of the current business circumstances, we forecast a substantial decline in earnings for the year ending March 31, 2010 due to prolonged economic downturn and decline in commodity prices, although we have recently started to see a few bright spots in the markets which suggest there may be some recovery in the near future.

(2) Given the exceptionally high level of uncertainty surrounding financial markets as well as the global economy, we believe that it would be for the benefit of the shareholders in the medium- to long-term if we strive to further strengthen our balance sheet.

(3) We also believe that it would be necessary for us to continue seeking new investment opportunities that may provide us a foundation for our future with the utmost financial discipline.

Accordingly, we currently plan to maintain the target dividend payout ratio of 20% of consolidated net income. We will continue to review the dividend policy taking into consideration the business environment, future trend of the investing activities, free cash flow level, interest bearing debt level and return on equity.

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

Mitsui’s American Depositary Shares (“ADSs”), each representing 20 shares of common stock, are traded on the NASDAQ Global Select Market under the symbol MITSY. American Depositary Receipts (“ADRs”), each evidencing one or more ADSs, were originally issued pursuant to a Deposit Agreement in May 1963, as amended from time to time, that we entered into with Citibank N.A. of New York as Depositary and the holders of the ADRs.

The following table provides the reported high and low closing sales prices of our common stock on the TSE and the reported high and low closing bid price quotations per ADS for the period indicated:

	TSE		NASDAQ
	Price per Share of Common Stock (Yen)		Price per ADS (U.S. dollars)(1)
	High	Low	High	Low
Year ended March 31:
2005	¥1,074	¥773	$206.20	$137.50
2006	1,731	908	292.66	171.50
2007	2,315	1,427	382.21	245.00
2008	3,080	1,704	538.92	336.25
2009	2,750	691	526.70	141.44
Year ended March 31, 2008:
First quarter	¥2,595	¥2,040	$416.60	$347.21
Second quarter	2,880	2,005	501.67	371.60
Third quarter	3,080	2,270	538.92	395.02
Fourth quarter	2,405	1,704	463.97	336.25
Year ended March 31, 2009:
First quarter	¥2,750	¥2,040	$526.70	$400.04
Second quarter	2,425	1,278	454.20	212.45
Third quarter	1,352	691	257.00	141.44
Fourth quarter	1,077	806	232.77	163.53
Year ending March 31, 2010:
First quarter	¥1,308	¥1,024	$271.90	$211.53
Month of:
January 2009	¥1,052	¥875	$220.00	$190.62
February 2009	1,045	872	232.77	176.42
March 2009	1,077	806	219.01	163.53
April 2009	1,206	1,024	242.80	211.53
May 2009	1,216	1,075	253.72	227.14
June 2009	1,308	1,111	271.90	233.10

(1)	All fractional figures of the prices per ADS are rounded to the nearest two decimal points.

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

On July 10, 2009, the closing sales price per share of our common stock on the TSE was ¥1,049, and the closing sales price per ADS on the NASDAQ Global Select Market was U.S.$225.17.

B.	Plan of Distribution.

Not applicable.

C.	Markets.

See “Item 9.A. Offer and Listing Details.”

D.	Selling Shareholders.

Not applicable.

E.	Dilution.

Not applicable.

F.	Expenses of the Issue.

Not applicable.

Item 10.    Additional Information.

A.	Share Capital.

Not applicable.

B.	Memorandum and Articles of Association.

General

Set forth below is information relating to the organization and common stock of Mitsui, including brief summaries of the relevant provisions of Mitsui’s Articles of Incorporation and Share Handling Regulations adopted by Mitsui’s Board of Directors, as currently in effect, and of the Companies Act of Japan and related legislation.

Organization

Mitsui is a corporation (kabushiki kaisha) incorporated in Japan under the Companies Act of Japan. It is registered in the Commercial Register (shogyo tokibo) maintained by the Tokyo Legal Affairs Bureau and several other registry offices of the Ministry of Justice.

Objects and Purposes

Article 2 of Mitsui’s Articles of Incorporation provides that our objects are to engage in the following business:

1.	Foreign trade, purchases and sales, wholesale, agency and brokerage business relating to the following commodities:

(1)	Ferrous and non-ferrous metals and their raw materials, manufactured goods, and minerals.

(2)	Coal, petroleum, natural gas and other fuels and their by-products.

(3)	All kinds of machines, appliances (including measuring instruments and medical apparatus) and equipment including manufacturing equipment, communications equipment and antipollution equipment, rolling stock and vehicles, ships and boats, aerospace equipment and aircraft, and parts for the foregoing.

(4)	All kinds of chemical products, salt, fertilizers, high-pressure gas, explosives, pharmaceuticals (including medicines, non-medicinal drugs, medicine for veterinary use, narcotics, poisons and stimulants), radio isotopes, cosmetics, and raw materials for the foregoing.

(5)	Cereals, sugar, oils and fats, feeds and their raw materials; livestock, agricultural, dairy and marine products, processed foods, alcoholic beverages and other foodstuffs and drinks.

(6)	All kinds of textile products and their raw materials.

(7)	All kinds of fur products and raw fur.

(8)	Lumber, cement, other building materials and housing-related equipment.

(9)	Rubber, pulp, paper and their manufactured goods; tobacco, cigars, cigarettes and sundry goods.

(10)	Industrial water and drinking water.

2.	Exploration, development, manufacturing, processing, scrapping and recycling business relating to the above-mentioned items.

3.	Acquisition, planning, preservation, utilization and disposition of copyright, patents and other intellectual property rights, know-how, systems technology and other software, including acting as an intermediary in such transactions.

4.	Information processing and supply, telecommunications, broadcasting, advertising, publishing, printing and translation businesses, and the production and sale of audio and visual copyright products.

5.	Forestry, sawmilling and lumber processing businesses.

6.	Chattel leasing business.

7.	Secondhand goods business.

8.	Transportation and transportation agency, land transportation, marine transportation business, port transportation, freight forwarding, customs brokerage, shipping agency and warehousing businesses.

9.	Businesses related to non-life insurance, insurance under the Automobile Liability Law, life insurance, and overseas non-life reinsurance business.

10.	Construction sub-contracting, building design and supervision and management of various construction works.

11.	Acquisition, disposition, leasing, other utilization and development of real estate and acting as an intermediary in such transactions.

12.	Supply and development of hot springs.

13.	Surveying and research relating to land, sea and sky.

14.	Investing in, purchasing, selling and brokering negotiable instruments, etc.

15.	Lending money, guaranteeing and assuming debts, sale and purchase of various receivables, foreign exchange transactions and conducting any other financing business.

16.	Operation and management of medical facilities, day-care facilities, sports facilities, restaurants, and hotel and travel businesses.

17.	Planning, administration and implementation of various events.

18.	Temporary personnel placement, employment agency, and personnel education, guidance and training to develop appropriate job skills and qualifications.

19.	Maintenance and management of real estate.

20.	Investment, commodities investments sales and advisory services, securities investment advisory services, trustee services, sale of beneficial interests in trusts, investment trust management services and asset management services for investment corporations.

21.	Generation, supply, and sale and purchase of electricity.

22.	Administrative agency services for management, labour and accounting work.

23.	Buying, selling, and derivative transactions for greenhouse gas emission rights and related intermediary services.

24.	Agency and intermediary services for credit card applications.

25.	Consultancy business relating to the foregoing items.

26.	Other lines of business relating to any of the foregoing items.

Directors

There is no provision in our Articles of Incorporation as to a Director’s power to vote on a proposal, arrangement or contract in which a Director is materially interested, but, under the Companies Act of Japan, a director is required to refrain from voting on such matters when passing a resolution of the board of directors.

The Companies Act of Japan provides that compensation for directors is determined at a general meeting of shareholders of a company. Within the upper limit approved by the general meeting of shareholders, the board of directors will determine the amount of compensation for each director. The board of directors may, by its resolution, leave such decision to the discretion of the company’s chief executive officer.

The Companies Act of Japan provides that the incurrence by a company of a significant loan from a third party should be approved by the company’s board of directors. Our Regulations of the Board of Directors have adopted this policy.

There is no mandatory retirement age for our Directors under the Companies Act of Japan or our Articles of Incorporation.

There is no requirement concerning the number of shares one individual must hold in order to qualify him or her as a Director of Mitsui under the Companies Act of Japan or our Articles of Incorporation.

Common Stock

Authorized capital

Article 6 of the Mitsui’s Articles of Incorporation provides that the total number of shares that can be issued by Mitsui is two billion five hundred million (2,500,000,000).

Under Mitsui’s Articles of Incorporation, currently in effect, only shares of common stock are issuable and 1,824,928,240 shares of common stock (including treasury stock of 3,770,220 shares) were issued, fully paid as of March 31, 2009.

Dividends

Dividends on our shares are generally distributed in proportion to the number of shares owned by each shareholder.

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is three business days prior to the record date.

Under the Companies Act of Japan, we are permitted to make distributions of surpluses to our shareholders any number of times per fiscal year pursuant to resolutions of our general meeting of shareholders, subject to certain limitations described below. Distributions of surpluses are required, in principle, to be authorized by a resolution of the general meeting of shareholders. In an exception to the above rule, we are permitted to make distributions of surpluses in cash to our shareholders by board resolution once per fiscal year if our Articles of Incorporation so provide. Currently, our Articles of Incorporation so provide.

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

Under the Companies Act of Japan, when we make a distribution of surpluses, we must set aside in our additional paid-in capital or legal reserves an amount equal to at least one-tenth of the amount of surpluses so distributed, unless the sum of our additional paid-in capital and legal reserves is one-quarter or more of our stated capital. Under the Companies Act of Japan, we may distribute any dividends up to the amount of the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, on an unconsolidated basis, as of the effective date of such distribution (the “Distributable Amount”), if our net assets are not less than ¥3,000,000:

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

Under the Companies Act of Japan, we are permitted to prepare non-consolidated extraordinary financial statements consisting of a balance sheet as of any date subsequent to the end of the previous business year and an income statement for the period from the first day of the current business year to the date of such balance sheet. If we prepare such extraordinary financial statements, special provisions may apply to the calculation of distributable amounts.

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

Under the Companies Act of Japan and related regulations, notice of a general meeting of shareholders setting forth the date, time, place, purpose thereof etc and providing a summary of the matters to be acted upon, must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her resident proxy or mailing address in Japan) at least two weeks prior to the date set for the meeting. The record date for any ordinary general meeting of shareholders of Mitsui is March 31.

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

Voting rights

A shareholder is entitled to one vote per unit subject to the limitations on voting rights set forth in the following paragraph and “‘Unit’ share system—Voting rights under the unit share system” below. Except as otherwise provided by law or by the Articles of Incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. The Companies Act of Japan and Mitsui’s Articles of Incorporation provide, however, that the quorum for the election of Directors and Corporate Auditors shall not be less than one-third of the total voting rights. Mitsui’s shareholders are not entitled to cumulative voting in the election of Directors. A corporate shareholder, 25% or more of whose outstanding shares are directly or indirectly owned by Mitsui, may not exercise its voting rights with respect to shares of Mitsui that it owns. Shareholders may exercise their voting rights through proxies, provided that the proxies are also Mitsui’s shareholders holding voting rights. Mitsui’s shareholders also may cast their votes in writing or electronically.

Under the Companies Act of Japan and our Articles of Incorporation, certain corporate actions must be approved by “special shareholders’ resolutions” of our meeting of shareholders, for which the quorum is one-third of the total number of shares having voting rights and the approval of the holders of two-thirds of our shares having voting rights represented at the meeting is required. Examples of corporate actions that require special shareholders’ resolutions are:

•	any amendment to our Articles of Incorporation (except for amendments that may be authorized solely by the Board of Directors under the Companies Act of Japan);

•	a reduction of capital, except for a reduction of capital for the purpose of replenishing capital deficiencies;

•	a distribution by us of surpluses in-kind, if we do not grant shareholders the right to require us to effect the distribution in cash, instead of in-kind;

•	a dissolution, merger or consolidation, subject to a certain exception under which a shareholders’ resolution is not required;

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

Repurchase by Mitsui of its Common Stock

Under the Companies Act of Japan and the Mitsui’s Articles of Incorporation, Mitsui may acquire its own shares (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which Mitsui’s shares are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to Mitsui that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter). The total amount of the purchase price of Mitsui’s own shares may not exceed the Distributable Amount, as described in the “Dividends” above.

Mitsui may also acquire its own shares in response to a shareholder’s request for purchase of his or her shares representing less than 1 unit. See “‘Unit’ share system—Repurchase by Mitsui of shares constituting less than a full unit” below.

Transfer of shares

On January 5, 2009, a new central clearing system for shares of Japanese listed companies was established pursuant to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for Trade of Stocks and Other Securities” (including regulations promulgated thereunder; the “Book-Entry Law”), and the shares of all Japanese companies listed on any Japanese stock exchange, including Mitsui’s shares, became subject to this new system. On the same day, all existing share certificates for such shares became null and void. At present, the Japan Securities Depository Center, Inc. (“JASDEC”) is the only institution that is designated by the relevant authorities as a clearing house which is permitted to engage in the clearing operations of shares of Japanese listed companies under the Book-Entry Law. Under the new clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, it must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments traders (i.e., securities companies), banks, trust companies and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law.

Under the Book-Entry Law, any transfer of shares is effected through book entry, and title to the shares passes to the transferee at the time when the transferred number of the shares is recorded at the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.

Because shares constituting less than one unit do not comprise a trading unit under the rules of the Japanese stock exchanges, such shares may not be sold on the Japanese stock exchanges.

“Unit” share system

Pursuant to the Companies Act of Japan, Mitsui has adopted unit share system and the current number of shares constituting one unit is 100 shares (five ADSs). This unit share system is called “tangen-kabu-system.”

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

Repurchase by Mitsui of shares constituting less than a full unit

A holder of shares representing less than one unit may at any time require Mitsui to purchase its shares through the account management institutions and JASDEC. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (the “TSE”) on the day when the request to purchase is made or (b) if no sale takes place on the TSE on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, subject in each case to the payment of applicable brokerage commission.

Increase in purchase of the shares to make one unit

Under the Articles of Incorporation, any shareholder who holds shares less than one unit may request Mitsui to sell such number of shares owned by Mitsui as are necessary to make one unit by adding the number of shares owned by such shareholder in accordance with the Share Handling Regulations and the Companies Act of Japan.

Such a request shall be made through the account management institutions and JASDEC. These shares will be sold at (a) the closing price of the shares reported by the TSE on the day when the request to sell becomes effective or (b) if no sale has taken place on the TSE on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, subject in each case to the payment of applicable brokerage commission.

Effect of the unit share system on holders of ADSs

A holder who owns ADSs evidencing less than 100 common shares will indirectly own less than one whole unit. Although, as discussed above, under the unit share system holders of less than one unit have the right to require Mitsui to purchase their shares or sell such number of shares owned by Mitsui as are necessary to make one unit by adding the number of their shares, holders of ADSs that represent other than integral multiples of whole units are unable to withdraw the underlying shares representing less than one unit and, therefore, are unable, as a practical matter, to exercise the rights to require Mitsui to purchase nor sell such underlying shares. As a result, access to the Japanese markets by holders of ADSs through the withdrawal mechanism will not be available for dispositions of shares in lots less than one unit. The unit share system does not affect the transferability of ADSs, which may be transferred in lots of any size.

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

Exercise of Voting Rights

Except for the general limitation under Japanese anti-trust and anti-monopoly regulations against the holding of shares of a Japanese corporation which leads or may lead to a restraint of trade or monopoly, and except for general limitations under the Companies Act of Japan or Mitsui’s Articles of Incorporation on the rights of shareholders applicable regardless of residence or nationality, there is no limitation under Japanese laws and regulations applicable to Mitsui or under its Articles of Incorporation on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the shares of common stock of Mitsui.

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

On July 10, 2009, the closing price of our shares on the Tokyo Stock Exchange was ¥1,049 per share. The following table shows the respective daily price limit for a stock on the Tokyo Stock Exchange with a closing price per share corresponding to five ranges. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

	Previous Day’s Closing Price or Special Quote			Maximum Daily Price Movement
Greater or equal to	¥500	Less than	¥1,000	100
Greater or equal to	1,000	Less than	1,500	200
Greater or equal to	1,500	Less than	2,000	300
Greater or equal to	2,000	Less than	3,000	400
Greater or equal to	3,000	Less than	5,000	500

For a history of the trading price of our shares on the Tokyo Stock Exchange, see “Item 9.A. Offer and Listing Details” of this annual report.

C.	Material Contracts.

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

If the number of Listed Shares to be acquired, or the number of Listed Shares that will be held as a result of such acquisition, by a Foreign Investor (whether from a resident of Japan, another Foreign Investor or from or through security companies) is 10% or more of the total outstanding shares of the subject company, the Foreign Investor must file a post facto report with the Ministers by the 15th day of the month following the month during which such acquisition occurred (and in the event that the relevant 15th day is a holiday, such post facto report shall be filed by a business day immediately preceding the holiday). In certain exceptional cases, a prior notification is required in respect of such an acquisition.

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before December 31, 2011, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of Mitsui. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Australia, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Japan’s income tax treaties with the United Kingdom and France set the maximum withholding rate at 10%. Under the U.S.-Japan tax treaty (the “Treaty”), the maximum withholding rate on dividends for portfolio investors is 10%, if (i) they do not have a permanent establishment in Japan, and (ii) the shares on ADSs with respect to which such dividends are paid are not effectively connected with such permanent establishment, and (iii) they are qualified U.S. residents eligible for benefits under the Treaty. Under the Treaty, pension funds which are qualified U.S. residents eligible for benefits under the Treaty are exempt from Japanese taxation on dividends by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Moreover, the effect of any applicable U.S. state or local tax laws is not discussed in this annual report.

In general, and taking into account earlier assumptions, for U.S. federal income tax purposes, if a person holds ADRs evidencing ADSs, that person will be treated as the owner of the underlying shares represented by those ADSs. Exchanges of common shares for ADRs, and ADRs for shares, will generally not be subject to U.S. federal income tax.

Each holder should consult its own tax advisor regarding the U.S. federal, state and local, and other tax consequences of owning and disposing of common shares and ADSs in its particular circumstances. In particular, each holder should confirm its status as a person eligible for benefits under the Treaty with its advisor and should discuss any possible consequences of failing to qualify as a person eligible for benefits under the Treaty.

If a partnership holds the common shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the common shares or ADSs.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend paid to a U.S. holder by Mitsui out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. For noncorporate U.S. holders, dividends paid in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that shares or ADSs were held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other holding period requirements are met. Dividends Mitsui pays with respect to its shares or ADSs generally will be qualified dividend income. Dividends are taxable to U.S. holders when they, in the case of shares, or the depositary, in the case of ADSs, receive them, either actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Any distribution in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or common shares and thereafter as capital gain.

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

Dividends will be income from sources outside the United States and, depending on the U.S. holder’s circumstances, will generally be either “passive category income” or “general category income” for purposes of computing the foreign tax credit allowable to the U.S. holder. No U.S. foreign tax credit will be allowed to U.S. holders of common shares or ADSs in respect of any personal property or similar tax imposed by Japan (or any taxing authority thereof or therein). Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. U.S. holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of common shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Rules

Mitsui believes that the shares and ADSs should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if you are a U.S. holder, we will be a PFIC with respect to you if for any taxable year in which you held our shares or ADSs:

•	at least 75% of our gross income for the taxable year is passive income or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

•	any gain you realize on the sale or other disposition of your shares or ADSs and

•

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).

Under these rules:

•	the gain or excess distribution will be allocated ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of any such tax attributable to the prior years.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If you own shares or ADSs in a PFIC that are treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. These amounts of ordinary income will not be eligible for the favorable tax rates applicable to qualified dividend income or long-term capital gains. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts.

In addition, notwithstanding any election you make with regard to the shares or ADSs, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares or ADSs will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares or ADSs, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares or ADSs, you will be treated as having a new holding period in your shares or ADSs beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you own shares or ADSs during any year that we are a PFIC with respect to you, you must file Internal Revenue Service Form 8621.

F.	Dividends and Paying Agents.

Not applicable.

G.	Statement by Experts.

Not applicable.

H.	Documents on Display.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, we file annual reports on Form 20-F within six months of our fiscal year-end and furnish other reports and information on Form 6-K with the Securities and Exchange Commission. These reports and other information can be inspected at the public reference room at the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of such material by mail from the public reference room of the Securities and Exchange Commission at prescribed fees. You may obtain information on the operation of the Securities and Exchange Commission public reference room by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. You can also access to the documents on the website of the Securities and Exchange Commission (http://www.sec.gov).

I.	Subsidiary Information.

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk.

Our business transactions are exposed to various aspects of market risks in interest rates, foreign currency exchange rates, commodity prices, equity prices and others. Particularly, Mitsui and certain subsidiaries are engaged in trading activities which include mainly active and repeated selling and buying transactions of derivative financial and commodity instruments. In order to control exposures to those risks, we set position limits and loss limits (trading limits) both for trading activities and non-trading activities.

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

The Market Risk Management Division within our headquarters monitors the company-wide process of risk management and compliance with the trading limits set for operating segments. The Market Risk Management Division also provides general supervision over the market risk management process for operating segments.

The Market Risk Management Division periodically reports the market risk positions to Chief Financial Officer which includes analyses on Value-at-Risk (“VaR”) amounts for specified market risk positions. For derivative financial and commodity instruments entered into as trading activities including swap transactions, forward contracts, futures, options, and other instruments, it measures VaR amounts on a daily basis and conducts back-testing to verify effectiveness of its VaR calculation models by comparing assumptions and estimations with actual results periodically.

VaR Analysis at Mitsui

VaR is a statistical measure of the potential change in market value of portfolios resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. At March 31, 2009 and 2008, we calculated VaR using the following assumption and parameters:

•	holding period of one day with respect to the interest rate, foreign currency exchange rate and commodity price risks and

•	a variance-covariance method, a historical simulation approach and/or Monte Carlo simulation with a confidence level of 95% or higher.

As VaR is an estimation based on past market data regarding changes in market risk factors, our actual results may differ materially from the calculations. Moreover, the sum of the VaRs of each risk category does not represent VaR of our combined portfolio, since market risk factors are partially correlated and a change in market value affected by certain risk factor may offset effects of other risk factors.

VaRs for Trading Activities

The following table sets forth the year end, high, low, and average VaR figures of trading portfolios which are mainly corresponding to interest rate risk, foreign currency exchange rate risk and commodity price risk for the years ended March 31, 2009 and 2008. Each category represents principally the following transactions:

•	interest rate sensitive financial (derivative and non-derivative) instrument trading conducted by the Finance Division;

•	foreign exchange trading (forwards, swaps, options and non-deliverable forwards) conducted by the Finance Division; and

•

commodity derivative trading, such as futures, forwards, swaps and options related to energy products including crude oil, oil products, and natural gas; precious metals and base metals including gold, silver, platinum, palladium, copper, lead, nickel and aluminum; and agricultural products including wheat, coffee and soy beans; and weather derivative trading conducted by the Financial Markets Business Unit and other business units(i).

	Millions of Yen
	Years Ended March 31,
	2009				2008
	VaR as of Year End	High	Low	Average	VaR as of Year End	High	Low	Average
Interest rate risk	0	0	0	0	0	25	0	8
Foreign currency exchange rate risk	8	24	4	13	77	77	6	37
Commodity price risk	2,387	3,762	1,722	2,620	1,914	2,762	1,914	2,505

Market Risk Positions from Non-Trading Activities

“Non-Trading” represents business transactions other than “trading activities” as discussed above. The following tables set forth the positions of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading purposes, for the year ended March 31, 2009 and 2008.

Interest rate risk

We are exposed to interest rate risk on our interest bearing debt, which primarily consist of borrowings and bonds denominated in Japanese yen and U.S. dollars. We have entered into interest rate derivative transactions primarily to hedge the exposure we hold on these financial instruments. Our interest rate derivatives transactions mainly consist of interest rate swaps and currency swaps to convert fixed rate exposures to floating rate exposures. The table below illustrates a structure of interest types (floating/fixed) of our interest bearing debt as of March 31, 2009 and 2008 that was derived from fund raising activities, taking into consideration the effect of hedging transactions by these financial derivatives. See also “Item 5. B. LIQUIDITY AND CAPITAL RESOURCES”—“Finance and Liquidity Management.”

	Billions of Yen
	Years Ended March 31,
	2009		2008
	Exposure of Floating Rate	Exposure of Fixed Rate	Exposure of Floating Rate	Exposure of Fixed Rate
Japanese Yen	1,838.7	963.8	1,632.2	844.8
U.S. Dollars	501.6	110.2	779.2	221.3
Others	97.4	91.8	82.7	62.1

Total	2,437.7	1,165.8	2,494.1	1,128.2

(i)	In the Americas Segment, Westport Petroleum, Inc. (United States) has considerable limits and positions in oil products.

Foreign currency exchange rate risk

We are exposed to foreign currency exchange rate risk on the net risk position of transactions denominated in foreign currencies, mainly in U.S. dollars and Australian dollars, which include paying and receiving transactions in commercial contracts, long-term financing transactions, identifiable commitments and forecasted transactions, taking into consideration the effect of hedging transactions such as forward contracts and currency options. The table below sets forth information on our foreign exchange positions as mentioned above against Japanese Yen as of March 31, 2009 and 2008.

	Billions of Yen
	Years Ended March 31,
	2009			2008
	Long Position	Short Position	Net Exposure(1)	Long Position	Short Position	Net Exposure(1)
U.S. Dollars	72.8	114.8	(42.0)	85.8	234.0	(148.2)
Australian Dollars	76.7	2.3	74.4	201.7	38.1	163.6
Others	18.4	20.4	(2.0)	26.6	16.2	10.4

Total	167.9	137.5	30.4	314.1	288.3	25.8

(1)	Figures in parentheses of Net Exposure indicate short position.

Commodity price risk

The table below sets forth information on our commodity forward, futures and option positions as of March 31, 2009 and 2008, classified by products of precious metals and base metals; energy products; and agricultural products. Each figure represents the magnitude of outstanding balances of commodity forward contracts, futures and options (utilized to hedge or mitigate the commodity price risk associated with non-derivative commodity positions such as physical inventories and firm commitments). Those figures, therefore, do not include those non-derivative commodity positions.

	Billions of Yen
	Years Ended March 31,
	2009			2008
	Long Position	Short Position	Net Exposure(1)	Long Position	Short Position	Net Exposure(1)
Non-ferrous metals(2)	202.9	211.3	(8.4)	246.0	264.8	(18.8)
Petroleum (Energy)(3)	110.3	148.3	(38.0)	152.5	170.3	(17.8)
Foodstuff	15.7	30.9	(15.2)	12.0	20.6	(8.6)

Total	328.9	390.5	(61.6)	410.5	455.7	(45.2)

(1)	Figures in parentheses of Net Exposure indicate short position.
(2)	Non-ferrous metals include precious metals (gold, silver, platinum, etc.) and base metals (copper, aluminium, nickel, etc.).
(3)	Petroleum (Energy) includes crude oil, oil products, LPG, etc.

Equity price risk

We hold stocks issued by, among others, our customers and suppliers as marketable securities, intending to strengthen ties with them. The fair value and unrealized holding net gains (losses) on marketable equity securities by industry at March 31, 2009 and 2008 were as follows:

	Billions of Yen
	March 31, 2009		March 31, 2008
	Fair Value	Unrealized Holding Net Gains (Losses)	Fair Value	Unrealized Holding Net Gains (Losses)
Manufacturing	222.7	78.3	425.7	179.3
Commercial, finance and real estate	99.5	(18.6)	70.9	(15.7)
Transport and telecommunication	26.4	9.5	36.7	16.9
Energy, service and others	50.1	22.4	118.7	49.6

Total	398.7	91.6	652.0	230.1

For the year ended March 31, 2009, the general decrease in unrealized holding gains and fair value compared to the year ended March 31, 2008 was mainly due to the overall decline of Japanese stock prices. Unrealized holding net “loss” of Commercial, finance and real estate was due to the sharp decline of the commercial sector in particular. For the details, see “Item 5. B. LIQUIDITY AND CAPITAL RESOURCES”—“Assets, Liabilities and Shareholders’ Equity.” The amounts of “Unrealized Holdings Net Gains (Losses)” of Energy, service and others at March 31, 2008 have been corrected from ¥83.8 billion to ¥49.6 billion, resulting in correction of Total from ¥264.3 billion to ¥230.1 billion.

Item 12.    Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

For our recent change in the number of shares constituting one unit under Japan’s unit share system, see our report on Form 6-K (File No. 000-09929) furnished on February 25, 2009.

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

Mitsui’s management assessed the effectiveness of Mitsui’s internal control over financial reporting as of March 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on Mitsui’s assessment, Mitsui’s management concluded that, as of March 31, 2009, Mitsui’s internal control over financial reporting was effective.

Mitsui’s management excluded from its assessment of internal control over financial reporting as of March 31, 2009 the following unincorporated joint ventures (J/V), which were accounted for via proportionate consolidation in accordance with Emerging Issues Task Force Issue No.00-1 in Mitsui’s consolidated financial statements for the fiscal year ended March 31, 2009. Mitsui has been unable to assess the effectiveness of internal controls at these entities due to the fact that Mitsui does not have the ability to dictate or modify the controls of these entities and does not have the ability, in practice, to assess, those controls.

J/V	Mitsui’s Ownership
Block 9 J/V	35%
Block 10, 11, 12, 13, 10A/11A J/V	20-40%
Capricorn Coal Development J/V	30%
Dawson J/V	49%
Kestrel J/V	20%
Main Pass Block 61 J/V	50%
Mt. Newman J/V	7%
Robe River Iron Associates J/V	33%
WA-28-L J/V	40%

The above unincorporated joint ventures in the aggregate represented approximately 4.8 percent of Mitsui’s consolidated total assets as of March 31, 2009, and approximately 7.1 percent of Mitsui’s consolidated revenue for the year ended March 31, 2009.

Deloitte Touche Tohmatsu, an independent registered public accounting firm, has issued an attestation report on Mitsui’s internal control over financial reporting. Their report appears on page F-3 of this annual report.

(c) Change in Internal Control over Financial Reporting

There was no change in Mitsui’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2009 that has materially affected, or is reasonably likely to materially affect, Mitsui’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that Motonori Murakami and Hideharu Kadowaki qualify as an “audit committee financial expert” as defined in this Item 16A serving on our Board of Corporate Auditors. Mr. Kadowaki is an external Corporate Auditor, meeting the additional independence requirements under the Companies Act of Japan.

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

Both the Business Conduct Guidelines for Employees and Officers and the Code of Ethics are filed as exhibits to this annual report and are also available at the following internet addresses.

Code of Ethics:

http://www.mitsui.co.jp/en/company/governance/05/index.html

Business Conduct Guidelines for Employees and Officers:

http://www.mitsui.co.jp/en/company/governance/04/index.html

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

	Millions of Yen
	Year Ended March 31,
	2009	2008
Audit fees(1)	¥3,621	¥3,445
Audit-related fees(2)	65	118
Tax fees(3)	359	495
All other fees(4)	15	44

Total	¥4,060	¥4,102

(1)	Audit fees are fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as due diligence services in connection with potential business acquisitions, that are not reported in audit fees.
(3)	Tax fees are fees billed for professional services rendered by the principal accountant for tax compliance and tax advice.
(4)	All other fees are fees billed for services provided by the principal accountant, other than services reported in audit fees, audit-related fees and tax fees, such as advisory services for risk management and regulatory matters.

Beginning with the year ended March 31, 2004, the first fiscal year of application of paragraph (c)(7) of Rule 2-01 of Regulation S-X, our Board of Corporate Auditors has adopted pre-approval policies and procedures requiring pre-approval by the Board of Corporate Auditors for all audit and non-audit services provided by the principal accountant.

We have our principal policy that the audit services for Mitsui and its subsidiaries are to be rendered by the principal accountant, namely Deloitte Touche Tohmatsu, and other member firms of Deloitte Touche Tohmatsu (a Swiss Verein) while all non-audit services are to be rendered by the accounting firms not belonging to the group of Deloitte Touche Tohmatsu (a Swiss Verein) with some specific exceptions. Among those exceptions are certain tax services, certain due diligence services for acquisition, etc. which would not be considered to impair the independence of our principal accountant.

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

All of the services provided by the principal accountant for the years ended March 31, 2009 and 2008 were approved by two of the full-time Corporate Auditors or the Board of Corporate Auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

Item 16D.    Exemptions from the Listing Standards for Audit Committees.

With respect to the requirements of Rule 10A-3 under the Securities Exchange Act of 1934 relating to listed company audit committees, which apply to us through Nasdaq Listing Rules 5605(c)(3) and 5605(c)(2)(A)(ii), we rely on an exemption provided by paragraph (c)(3) of Rule 10A-3 available to foreign private issuers with boards of corporate auditors meeting certain requirements. For a Nasdaq-listed Japanese company with a board of corporate auditors, the requirements for relying on paragraph (c)(3) of Rule 10A-3 are as follows:

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth Mitsui’s purchases of its common stock during the fiscal year ended March 31, 2009:

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2008—April 30, 2008	186,042	¥2,341.56	N/A	N/A
May 1, 2008 —May 31, 2008	90,159	2,575.25	N/A	N/A
June 1, 2008—June 30, 2008	62,962	2,492.19	N/A	N/A
July 1, 2008—July 31, 2008	100.490	2,223.65	N/A	N/A
August 1, 2008—August 31, 2008	63,739	1,921.46	N/A	N/A
September 1, 2008—September 30, 2008	55,995	1,639.39	N/A	N/A
October 1, 2008—October 31, 2008	41,250	1,115.82	N/A	N/A
November 1, 2008—November 30, 2008	38,166	837.75	N/A	N/A
December 1, 2008—December 31, 2008	119,191	805.02	N/A	N/A
January 1, 2009—January 31, 2009	11,158	855.92	N/A	N/A
February 1, 2009—February 28, 2009	20,237	959.55	N/A	N/A
March 1, 2009—March 31, 2009	59,599	893.42	N/A	N/A

Total	848,988	1,788.74	N/A	N/A

*	Under the Companies Act of Japan, a holder of shares constituting less than one full unit may require Mitsui to purchase such shares at their market value (See “Memorandum and Articles of Association—‘Unit’ share system—Repurchase by Mitsui of shares constituting less than a full unit” in “Item 10. Additional Information”). During the year ended March 31, 2009, Mitsui purchased 848,988 shares for a total purchase price of 1,518,617,139 yen upon such requests from holders of shares constituting less than one full unit.

Item 16F.    Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G. Corporate	Governance.

Nasdaq Listing Rule 5615(a)(3) provides that a foreign private issuer may follow its home country practice in lieu of the requirements of Rule 5600, provided that such foreign private issuer discloses in its annual reports filed with the Securities and Exchange Commission or on its website each requirement of Rule 5600 that it does not follow and describes the home country practice followed by the issuer in lieu of such requirements. Such requirements of Rule 5600 and the relevant home country practices we follow are described below:

•

Nasdaq Listing Rule 5250(d)(1) requires that we make available to shareholders copies of our annual report containing our audited financial statements by mail or by posting on or through our website. In accordance with the Companies Act of Japan, we hold an annual meeting of shareholders within three months after the end of each fiscal year. Also, in accordance with the Companies Act of Japan, we distribute to shareholders, prior to the annual meeting of shareholders, copies of a report of business operations, together with our audited consolidated and unconsolidated financial statements prepared in accordance with U.S. GAAP and Japanese GAAP, respectively, in Japanese. Concurrently with such distribution, we distribute our audited consolidated and unconsolidated financial statements prepared in accordance with U.S. GAAP and Japanese GAAP, respectively, in English to the depositary for the ADSs, and instruct the depositary to distribute the same to the registered ADS holders in a timely manner. The English version contains a statement that, upon request by an interested party, we will provide the party with a copy of our annual report on Form 20-F free of charge. As a reporting company under the Securities Exchange Act of 1934, we are required to prepare financial statements in accordance with U.S. GAAP for inclusion in our annual report on Form 20-F, which must be filed within six months after the end of each fiscal year.

•

Nasdaq Listing Rule 5605(b)(1) requires that a majority of the board of directors of each company be independent directors as defined in Rule 5605(a)(2), and Rule 5605(b)(2) requires that independent directors of each company have regularly scheduled meetings at which only independent directors are present. For Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, the Companies Act of Japan has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, are required to have at least 50% “external” corporate auditor who must meet additional independence requirements under the Companies Act of Japan. An external corporate auditor is defined in the Companies Act of Japan as a corporate auditor who has not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have four external Corporate Auditors. Our Board of Corporate Auditors, which, as explained below, performs functions similar to those of an audit committee, has regularly scheduled meetings at which only Corporate Auditors are present.

•

Nasdaq Listing Rule 5605(c)(2)(A) requires that each company have and will continue to have an audit committee of at least three members, each of whom (1) is independent as defined under Rule 5605(a)(2), (2) meets the requirements of Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, (3) has not participated in the preparation of the financial statements of the company or any current subsidiary thereof at any time during the past three years, and (4) is able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. Nasdaq Listing Rule 5605(c)(1) requires that each company have adopted a formal written audit committee charter specifying the items enumerated in that rule and that its audit committee have reviewed and reassessed the adequacy of the charter on an annual basis. Under the Companies Act of Japan, we are not required to establish or maintain such an audit committee. The Companies Act of Japan has no independence requirement with respect to directors of “large” companies (defined under the Companies Act of Japan with stated capital of ¥500 million or more or with total liabilities equal to or exceeding ¥20 billion), including Mitsui, that employ a corporate governance system based on a board of corporate auditors. In many such “large” companies, functions similar to those of such an audit committee are performed by its board of corporate auditors. We have established such a Board of Corporate Auditors, each of whom does not concurrently serve as a director, manager or any other employee of the company or any of its subsidiaries. Under the Companies Act of Japan, corporate auditors are elected at a general meeting of shareholders and are under a statutory duty to review the administration of the affairs of Mitsui by its Directors and to examine financial statements and other documents and reports of Mitsui. Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, are required to have at least 50% “external” corporate auditors, who must meet additional independence requirements under the Companies Act of Japan. An external corporate auditor is defined in the Companies Act of Japan as a corporate auditor who had not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have six Corporate Auditors, four of whom are external Corporate Auditors who meet these additional requirements. Mitsui’s Board of Corporate Auditors has adopted its own code of auditing standards setting forth the scope of its responsibilities and the manner in which it carries out such responsibilities, and certain other matters.

•

Nasdaq Listing Rule 5605(d) requires that compensation of the chief executive officer of each company be determined, or recommended to its board of directors for determination, either by (i) a majority of its independent directors or (ii) a compensation committee comprised solely of independent directors, and that compensation of all other executive officers be determined, or recommended to the board of directors for determination, either by (i) a majority of the independent directors or (ii) a compensation committee comprised solely of independent directors. As explained above, we are not required to have independent directors. With regard to director compensation (excluding bonuses, etc.), the Companies Act of Japan requires the board of directors to pass a board resolution proposing director compensation to be submitted for approval at a general meeting of shareholders. Within the upper limit approved at the general meeting of shareholders, the board of directors may determine the amount of compensation for each director. The board of directors, by resolution of the board of directors, may delegate such decision to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, the upper limit of compensation for its Directors approved by the general meeting of shareholders is 70 million yen per month and the Board of Directors has determined to delegate to the Chief Executive Officer the decision-making authority as to the amount of compensation for each Director within such limit. In addition to regular compensation, the aggregate amount of bonuses and other financial benefits payable to Directors as consideration for the performance of their duties is also subject to approval by shareholders at a general meeting of shareholders under the Companies Act of Japan. With regard to employee (including officer) compensation, an approval at the general meeting of shareholders is not required under the Companies Act of Japan. Therefore, the board of directors has the authority to determine matters relating to employee compensation. The board of directors, by resolution of the board of directors, may delegate employee compensation matters to the chief executive officer or other persons authorized by the board of directors. As for Mitsui, its Board of Directors has duly resolved Regulations for Executive Officers, which provide that Executive Officers who are also Directors of the Company shall not be paid any compensation in their capacities as Executive Officers and that the compensation of the Executive Officers who are not Directors of the Company shall be decided by the Board of Directors, or decided by the Chief Executive Officer or other Officers authorized by the Board of Directors. Mitsui determines compensation of its Chief Executive Officer and other Officers in accordance with the aforementioned procedures. Corporate auditors do not have any specific duties with respect to compensation of the chief executive officer and other executive officers under the Companies Act of Japan. However, the duties of corporate auditors include a general duty to audit the affairs of the company to ensure that the business is being operated in accordance with applicable law and its charter. If the corporate auditors conclude, in connection with the performance of those duties, that the compensation of directors violated applicable law or the company’s charter, the corporate auditors are required to report their conclusion to the general meeting of shareholders and may bring a lawsuit against the responsible directors.

•

Nasdaq Listing Rule 5605(e)(1) requires that director nominees be selected or recommended for the board of directors’ selection either by (i) a majority of the independent directors or (ii) a nomination committee comprised solely of independent directors. Also, Nasdaq Listing Rule 5605(e)(2) requires that each company have adopted a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the U.S. federal securities laws. As explained above, we are not required to have independent directors. Under the Companies Act of Japan, a director may be nominated by (i) a resolution of the board of directors or (ii) a shareholder owning one percent or more of the outstanding shares of a company or 300 or more unit shares of the company for at least 6 months. Approval by a majority of the shareholders in attendance at a general meeting of shareholders is required to elect a director. There is no specific requirement that a company adopt a written charter or board resolution addressing the nominations process, nor is it customary to do so. As for Mitsui, nominations of Directors of Mitsui are approved at a meeting of the Nomination Committee, a non-statutory committee established as an advisory board to the Board of Directors, prior to being submitted to a general meeting of shareholders. Corporate auditors do not have any specific duties with respect to nomination of directors under the Companies Act of Japan. However, the duties of corporate auditors include a general duty to audit the affairs of the company to ensure that the business is being operated in accordance with applicable law and its charter. If the corporate auditors conclude, in connection with the performance of those duties, that the nomination of directors violated applicable law or the company’s charter, the corporate auditors are required to report their conclusion to the general meeting of shareholders and may bring a lawsuit against the responsible directors.

•

Nasdaq Listing Rule 5620(c) requires that there be a provision in the by-laws for a quorum for any meeting of the holders of common stock and that such quorum be not less than 33 1/3% of the outstanding shares of the common voting stock. In accordance with the Companies Act of Japan, however, under our Articles of Incorporation no quorum is required for the adoption of resolutions at a general meeting of shareholders, except for (i) the election of Directors and Corporate Auditors for which the quorum shall not be less than one-third of the total voting rights and (ii) resolutions for other specified issues required by the Companies Act of Japan (the “special shareholders’ resolutions”), which include an amendment to the Articles of Incorporation, a reduction of stated capital, the removal of a Corporate Auditor, dissolution, merger or consolidation requiring shareholders resolution, the transfer of the whole or an important part of the business, the taking over of the whole of the business of any other corporation requiring shareholders’ resolutions, share exchange or share transfer requiring shareholders resolution for the purpose of establishing 100% parent-subsidiary relationships, splitting of the corporation into two or more corporations requiring shareholders’ resolution, any offering of new shares at a “specially favorable” price (or any offering of the rights to subscribe for, or acquire its shares at a “specially favorable” conditions) to any persons other than shareholders, for which the quorum shall be at least one-third of the total voting rights and the approval of the holders of at least two-thirds of the voting rights represented at the meeting is required. This approach is consistent with generally accepted business practices of publicly-held companies in Japan.

•

Nasdaq Listing Rule 5620(b) provides that each company solicit proxies and provide proxy statements for all meetings of shareholders and provide copies of such proxy solicitation to Nasdaq. Currently a Japanese company whose shares are listed on the securities exchanges defined in the Financial Instruments and Exchange Law, including us, may, but is not required to, solicit proxies for meetings of shareholders. If such a Japanese company solicits proxies for a meeting of shareholders, it is required to provide proxy statements and documents for reference as provided for in the Financial Instruments and Exchange Law and provide copies of such proxy statements and documents for reference to the Kanto Local Finance Bureau.

•

Nasdaq Listing Rule 5630(a) provides that each company conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors. Following the requirements of the Companies Act of Japan, we require a Director to obtain the approval of our Board of Directors in order for such Director to enter into such transactions.

•

Nasdaq Listing Rule 5635(c) requires that shareholder approval be obtained for the issuance of the company’s stock in certain conditions or certain specified transactions described therein. The Companies Act of Japan requires us to seek shareholder approval of various matters, and in certain instances the special shareholders’ resolutions as described above are required for approval. In addition, while the Companies Act of Japan permits, in certain instances, the issuance of equity securities without shareholder approval, the Companies Act of Japan also contains provisions requiring the timely dissemination of information relating to such issuance, allowing for opportunities for shareholders to voice their concern with such issuance, and mandating the election of corporate auditors whose fiduciary duty is to, among other things, oversee on behalf of the shareholders actions by the board of directors relating to such issuance.

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

The information required by this item has been provided elsewhere in this annual report.

Item 19.    Exhibits.

Exhibits

Exhibit Number		Document
1.1		The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2009 (English-language translation).

1.2		The Share Handling Regulation of Mitsui & Co., Ltd., as amended on January 5, 2009 (English-language translation).

1.3		The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on September 17, 2008 (English-language translation).

1.4	*	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on July 31, 2006 (English-language translation).

2.1		Deposit Agreement, dated as of October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts, as amended by Amendment No.1 dated as of January 4, 2006.

8.1		List of Subsidiaries of Mitsui & Co., Ltd.

11.1		Code of Ethics for Senior Financial Officers and Professionals.

11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2006.

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

MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The audited consolidated financial statements of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2009 and 2008, and for the years ended March 31, 2009, 2008 and 2007, filed as part of this annual reports are as follows:

Supplemental Information:

Schedules for the Years Ended March 31, 2009, 2008 and 2007:

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha)

Tokyo, Japan:

We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2009 and 2008, and the related statements of consolidated income, consolidated shareholders’ equity, and consolidated cash flows for each of the three years in the period ended March 31, 2009 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2009 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

/s/    DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

June 23, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha)

Tokyo, Japan:

We have audited the internal control over financial reporting of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), management excluded from its assessment the internal control over financial reporting at the unincorporated joint ventures (J/V), which were accounted for via proportionate consolidation in accordance with Emerging Issues Task Force Issue No. 00-1 because the Company does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Block 9 J/V (35%), Block 10, 11, 12, 13, 10A/11A J/V (20–40%), Capricorn Coal Development J/V (30%), Dawson J/V (49%), Kestrel J/V(20%), Main Pass Block 61 J/V (50%), Mt. Newman J/V(7%) , Robe River Iron Associates J/V (33%), and WA-28-L J/V (40%) (collectively the “Unincorporated J/Vs”), constitute approximately 4.8% of total assets and approximately 7.1 % of revenues of the consolidated financial statement amounts as of and for the year ended March 31, 2009. Accordingly, our audit did not include the internal control over financial reporting at the Unincorporated J/Vs. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2009 of the Company and our report dated June 23, 2009 expressed an unqualified opinion on those financial statements.

/s/    DELOITTE TOUCHE TOHMATSU

Tokyo, Japan

June 23, 2009

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

March 31, 2009 and 2008

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2009	2008	2009
ASSETS
Current Assets:
Cash and cash equivalents (Notes 2, 5 and 23)	¥1,147,809	¥899,264	$11,594
Time deposits	5,645	12,302	57
Marketable securities (Notes 2 and 5)	18,097	7,114	183
Trade receivables (Note 9):
Notes and loans, less unearned interest	298,677	424,406	3,017
Accounts (Note 8)	1,412,022	2,125,640	14,263
Associated companies	169,115	228,831	1,708
Allowance for doubtful receivables (Notes 2 and 7)	(18,165)	(23,289)	(183)
Inventories (Notes 2, 9 and 23)	592,530	739,721	5,985
Advance payments to suppliers	98,772	95,188	998
Deferred tax assets—current (Notes 2 and 20)	29,969	37,766	303
Derivative assets (Notes 2, 25 and 27)	329,897	279,295	3,332
Other current assets	334,769	231,826	3,381

Total current assets	4,419,137	5,058,064	44,638

Investments and Non-current Receivables (Notes 2, 9 and 23):
Investments in and advances to associated companies (Notes 5, 6 and 17)	1,275,490	1,333,042	12,884
Other investments (Note 5)	957,219	1,281,476	9,669
Non-current receivables, less unearned interest (Note 8)	486,412	497,265	4,913
Allowance for doubtful receivables (Note 7)	(51,883)	(58,957)	(524)
Property leased to others—at cost, less accumulated depreciation (Notes 8 and 9)	199,204	184,447	2,012

Total investments and non-current receivables	2,866,442	3,237,273	28,954

Property and Equipment—at Cost (Notes 2, 8, 9,10 and 23):
Land, land improvements and timberlands	165,249	188,848	1,669
Buildings, including leasehold improvements	344,392	385,104	3,479
Equipment and fixtures	867,323	815,202	8,761
Mineral rights	154,246	146,120	1,558
Vessels	35,754	33,789	361
Projects in progress	153,923	176,987	1,555

Total	1,720,887	1,746,050	17,383
Accumulated depreciation	(774,597)	(729,715)	(7,825)

Net property and equipment	946,290	1,016,335	9,558

Intangible Assets, less Accumulated Amortization (Notes 2, 3, 12 and 14)	96,505	128,504	975

Deferred Tax Assets—Non-current (Notes 2 and 20)	21,011	20,574	212

Other Assets (Notes 14, 25 and 27)	14,858	77,079	150

Total	¥8,364,243	¥9,537,829	$84,487

See notes to consolidated financial statements.

Consolidated Balance Sheets—(Continued)

Mitsui & Co., Ltd. and subsidiaries

March 31, 2009 and 2008

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2009	2008	2009
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt (Notes 9,13 and 23)	¥454,059	¥464,547	$4,586
Current maturities of long-term debt (Notes 8, 9 and 13)	373,197	276,620	3,770
Trade payables (Note 23):
Notes and acceptances	51,048	79,414	516
Accounts	1,292,520	1,888,911	13,056
Associated companies	39,243	69,476	396
Accrued expenses:
Income taxes (Notes 2 and 20)	46,576	127,411	470
Interest	20,504	21,924	207
Other (Note 14)	89,704	85,526	906
Advances from customers (Note 23)	132,116	113,939	1,335
Derivative liabilities (Notes 2, 25 and 27)	180,533	238,684	1,824
Other current liabilities (Notes 2, 20 and 22)	112,990	75,111	1,141

Total current liabilities	2,792,490	3,441,563	28,207

Long-term Debt, less Current Maturities (Notes 8, 9, 11, 13 and 23)	2,841,301	2,944,383	28,700

Accrued Pension Costs and Liability for Severance Indemnities (Notes 2 and 14)	33,814	32,754	341

Deferred Tax Liabilities—Non-current (Notes 2, 20 and 23)	256,085	387,337	2,587
Other Long-term Liabilities (Notes 2, 22, 25 and 27)	329,107	304,156	3,324

Contingent Liabilities (Notes 9 and 22)
Minority Interests	229,783	243,976	2,321

Shareholders’ Equity (Note 15):
Common stock—no par value
Authorized, 2,500,000,000 shares;
Issued, 1,824,928,240 shares in 2009 and 1,820,183,809 shares in 2008	339,627	337,544	3,431
Capital surplus	434,188	432,245	4,386
Retained earnings:
Appropriated for legal reserve	48,806	47,463	493
Unappropriated (Notes 6, 13, and 20)	1,486,201	1,397,313	15,012
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	44,263	140,446	447
Foreign currency translation adjustments	(384,618)	(135,196)	(3,885)
Defined benefit pension plans (Note 14)	(68,683)	(32,160)	(694)
Net unrealized gains and losses on derivatives (Note 25)	(12,459)	1,135	(126)

Total accumulated other comprehensive loss	(421,497)	(25,775)	(4,258)

Treasury stock, at cost: 3,770,220 shares in 2009 and 3,543,891 shares in 2008	(5,662)	(5,130)	(57)

Total shareholders’ equity	1,881,663	2,183,660	19,007

Total	¥8,364,243	¥9,537,829	$84,487

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2009, 2008 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2009	2008	2007	2009
Revenues (Notes 2, 6, 17, 18, 25 and 27):
Sales of products	¥4,881,202	¥5,009,773	¥4,090,447	$49,305
Sales of services	479,491	553,742	556,014	4,843
Other sales (Note 8)	174,532	175,363	147,136	1,763

Total revenues	5,535,225	5,738,878	4,793,597	55,911

Total Trading Transactions (Notes 2 and 17): 2009, ¥15,347,925 million—$155,030 million; 2008, ¥17,009,056 million; 2007, ¥15,271,649 million
Cost of Revenues (Notes 2, 6, 18, 25 and 27):
Cost of products sold	4,283,487	4,512,491	3,696,859	43,267
Cost of services sold	164,018	156,187	158,543	1,657
Cost of other sales (Note 8)	71,414	82,123	71,904	721

Total cost of revenues	4,518,919	4,750,801	3,927,306	45,645

Gross Profit	1,016,306	988,077	866,291	10,266

Other Expenses (Income):
Selling, general and administrative (Notes 2, 8, 12, 14, 18 and 24)	602,120	605,176	571,617	6,082
Provision for doubtful receivables (Notes 2 and 7)	19,515	8,073	11,873	197
Interest income (Notes 2 and 25)	(39,960)	(57,268)	(49,847)	(404)
Interest expense (Notes 2 and 25)	75,034	106,213	92,501	758
Dividend income	(71,946)	(50,115)	(49,188)	(727)
Gain on sales of securities—net (Notes 2, 5 and 25)	(33,228)	(92,307)	(58,800)	(336)
Loss on write-down of securities (Notes 2, 5 and 27)	117,401	36,715	11,687	1,186
(Gain) loss on disposal or sales of property and equipment—net (Note 24)	(2,822)	228	(5,283)	(28)
Impairment loss of long-lived assets (Notes 2, 10, 12 and 24)	37,842	24,393	19,427	382
Impairment loss of goodwill (Notes 2 and 12)	18,568	2,004	16,528	188
Reversal of provision for compensation and other charges related to DPF incident (Note 21)	—	—	(3,864)	—
Other expense—net (Notes 18, 19, 22, 24 and 25)	46,475	2,961	466	470

Total other expenses	768,999	586,073	557,117	7,768

Income from Continuing Operations before Income Taxes, Minority Interests and Equity in Earnings (Note 20)	247,307	402,004	309,174	2,498

Income Taxes (Notes 2 and 20):
Current	138,421	173,275	134,340	1,398
Deferred	(19,006)	(2,038)	10,928	(192)

Total	119,415	171,237	145,268	1,206

Income from Continuing Operations before Minority Interests and Equity in Earnings	127,892	230,767	163,906	1,292
Minority Interests in Earnings of Subsidiaries	(35,092)	(45,958)	(17,874)	(355)
Equity in Earnings of Associated Companies—Net (After Income Tax Effect) (Notes 2, 6, 20 and 27)	84,807	154,268	153,094	857

Income from Continuing Operations	177,607	339,077	299,126	1,794
Income from Discontinued Operations—Net (After Income Tax Effect) (Notes 4, 20 and 24)	—	70,984	2,376	—

Net Income	¥177,607	¥410,061	¥301,502	$1,794

	Yen			U.S. Dollars (Note 2)
Net Income per Share (Notes 2 and 16):
Basic:
Continuing operations	¥97.59	¥187.87	¥172.88	$0.99
Discontinued operations	—	39.33	1.38	—

Total	¥97.59	¥227.20	¥174.26	$0.99

Diluted:
Continuing operations	¥97.32	¥185.91	¥164.02	$0.98
Discontinued operations	—	38.91	1.30	—

Total	¥97.32	¥224.82	¥165.32	$0.98

See notes to consolidated financial statements.

Statements of Consolidated Shareholders’ Equity

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2009, 2008 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2009	2008	2007	2009
Common Stock (Note 15):
Balance at beginning of year
Shares issued: 2009—1,820,183,809 shares; 2008—1,787,538,428 shares; 2007—1,725,018,515 shares	¥337,544	¥323,213	¥295,766	$3,410
Common stock issued upon conversion of bonds
Shares issued: 2009—4,744,431 shares; 2008—32,645,381 shares; 2007—62,519,913 shares	2,083	14,331	27,447	21

Balance at end of year
Shares issued: 2009—1,824,928,240 shares; 2008—1,820,183,809 shares; 2007—1,787,538,428 shares	¥339,627	¥337,544	¥323,213	$3,431

Capital Surplus (Note 15):
Balance at beginning of year	¥432,245	¥417,900	¥390,488	$4,366
Conversion of bonds	2,076	14,285	27,359	21
(Loss) gain on sales of treasury stock	(133)	60	53	(1)

Balance at end of year	¥434,188	¥432,245	¥417,900	$4,386

Retained Earnings (Note 15):
Appropriated for Legal Reserve :
Balance at beginning of year	¥47,463	¥39,670	¥38,508	$479
Transfer from unappropriated retained earnings	1,343	7,793	1,162	14

Balance at end of year	¥48,806	¥47,463	¥39,670	$493

Unappropriated (Notes 6, 13 and 20):
Balance at beginning of year	¥1,397,313	¥1,072,234	¥825,306	$14,115
Cumulative effect of a change in accounting principle—initial application of FIN No. 48 (Note 2)	—	(5,113)	—	—
Net income	177,607	410,061	301,502	1,794
Cash dividends paid (annual rate per share: 2009, ¥48.0—48.9 ¢; 2008, ¥40.0; 2007, ¥31.0)	(87,318)	(72,076)	(53,412)	(882)
Transfer to retained earnings appropriated for legal reserve	(1,343)	(7,793)	(1,162)	(14)
Loss on sales of treasury stock	(58)	—	—	(1)

Balance at end of year	¥1,486,201	¥1,397,313	¥1,072,234	$15,012

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Notes 2, 15 and 20):
Balance at beginning of year	¥(25,775)	¥260,730	¥129,842	$(261)
Unrealized holding gains and losses on available-for-sale securities (Note 5)	(96,183)	(118,476)	42,823	(972)
Foreign currency translation adjustments	(249,422)	(125,787)	73,870	(2,519)
Minimum pension liability adjustment	—	—	1,058	—
Defined benefit pension plans (Note 14):
Net prior service credit	240	474	—	2
Net actuarial loss	(36,763)	(34,921)	—	(371)
Adjustment to initially apply SFAS No. 158 (Note 14)	—	—	6,646	—
Net unrealized gains and losses on derivatives (Note 25)	(13,594)	(7,795)	6,491	(137)

Balance at end of year	¥(421,497)	¥(25,775)	¥260,730	$(4,258)

Treasury Stock, at Cost (Note 15):
Balance at beginning of year
Shares in treasury: 2009—3,543,891 shares; 2008—2,911,367 shares; 2007—2,064,447 shares	¥(5,130)	¥(3,468)	¥(2,003)	$(52)
Purchase of treasury stock
Shares purchased: 2009—849,244 shares; 2008—699,909 shares; 2007—1,045,979 shares	(1,518)	(1,757)	(1,633)	(15)
Sales of treasury stock
Shares sold: 2009—622,915 shares; 2008—67,385 shares; 2007—199,059 shares	986	95	168	10

Balance at end of year
Shares in treasury: 2009—3,770,220 shares; 2008—3,543,891 shares; 2007—2,911,367 shares	¥(5,662)	¥(5,130)	¥(3,468)	$(57)

Comprehensive Income (Loss) (Notes 2, 15 and 20):
Net income	¥177,607	¥410,061	¥301,502	$1,794

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	(96,183)	(118,476)	42,823	(972)
Foreign currency translation adjustments	(249,422)	(125,787)	73,870	(2,519)
Minimum pension liability adjustment	—	—	1,058	—
Defined benefit pension plans (Note 14):
Net prior service credit	240	474	—	2
Net actuarial loss	(36,763)	(34,921)	—	(371)
Net unrealized gains and losses on derivatives (Note 25)	(13,594)	(7,795)	6,491	(137)

Comprehensive (Loss) Income	¥(218,115)	¥123,556	¥425,744	$(2,203)

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2009, 2008 and 2007

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2009	2008	2007	2009
Operating Activities (Note 28):
Net income	¥177,607	¥410,061	¥301,502	$1,794
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations—net (after income tax effect)	—	(70,984)	(2,376)	—
Depreciation and amortization	147,126	139,328	87,945	1,486
Pension and severance costs, less payments	2,895	(2,422)	(8,091)	29
Provision for doubtful receivables	19,515	8,073	11,873	197
Gain on sales of securities—net	(33,228)	(92,307)	(58,800)	(336)
Loss on write-down of securities	117,401	36,715	11,687	1,186
(Gain) loss on disposal or sales of property and equipment—net	(2,822)	228	(5,283)	(29)
Impairment loss of long-lived assets	37,842	24,393	19,427	382
Impairment loss of goodwill	18,568	2,004	16,528	188
Deferred income taxes	(19,006)	(2,038)	10,928	(192)
Minority interests in earnings of subsidiaries	35,092	45,958	17,874	354
Equity in earnings of associated companies, less dividends received	11,787	(55,016)	(43,022)	119
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	836,226	77,800	(315,964)	8,448
Decrease (increase) in inventories	58,943	(75,375)	8,164	595
(Decrease) increase in trade payables	(570,523)	(41,009)	124,505	(5,762)
(Decrease) increase in accrued expenses	(55,649)	3,862	29,353	(562)
Increase in advance payments to suppliers	(20,377)	(35,730)	(37,842)	(206)
Increase in advances from customers	20,420	51,717	43,538	206
(Increase) decrease in derivative assets (Note 2)	(60,576)	(167,166)	48,118	(612)
(Decrease) increase in derivative liabilities (Note 2)	(64,833)	106,451	(32,246)	(655)
Increase in other current assets—income tax receivables	(66,280)	(18,263)	(5,641)	(669)
Other—net (Note 2)	(7,462)	73,242	4,745	(75)
Net cash (used in) provided by operating activities of discontinued operations	—	(3,731)	12,353	—

Net cash provided by operating activities	582,666	415,791	239,275	5,886

Investing Activities (Note 28):
Net decrease (increase) in time deposits	3,344	(6,609)	29,367	34
Investments in and advances to associated companies	(192,893)	(206,866)	(222,438)	(1,949)
Sales of investments in and collection of advances to associated companies	61,247	309,625	34,314	619
Acquisitions of available-for-sale securities	(6,035)	(62,641)	(135,117)	(61)
Proceeds from sales of available-for-sale securities	16,110	45,650	60,651	163
Proceeds from maturities of available-for-sale securities	5,907	4,509	106,687	60
Proceeds from maturities of held-to-maturity debt securities	69	6,196	1,509	1
Acquisitions of other investments	(70,188)	(131,539)	(101,696)	(709)
Proceeds from sales of other investments	97,867	51,042	53,329	988
Increase in long-term loan receivables	(76,427)	(88,040)	(75,230)	(772)
Collection of long-term loan receivables	85,695	86,020	111,251	866
Additions to property leased to others and property and equipment	(253,638)	(282,061)	(327,356)	(2,562)
Proceeds from sales of property leased to others and property and equipment	34,570	115,833	52,741	349
Acquisitions of subsidiaries, net of cash acquired	(1,208)	(52,216)	(11,474)	(12)
Proceeds from sales of subsidiaries, net of cash held by subsidiaries	4,688	106,319	5,434	47

Net cash used in investing activities	(290,892)	(104,778)	(418,028)	(2,938)

Financing Activities (Note 28):
Net increase (decrease) in short-term debt	41,020	(148,848)	70,820	414
Proceeds from long-term debt	365,743	551,247	673,730	3,694
Repayments of long-term debt	(314,094)	(513,851)	(434,600)	(3,173)
Capital contribution from minority interests	—	—	17,095	—
Purchases of treasury stock—net	(724)	(1,601)	(1,344)	(7)
Payments of cash dividends and others	(101,719)	(72,076)	(53,412)	(1,027)

Net cash (used in) provided by financing activities	(9,774)	(185,129)	272,289	(99)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(33,455)	(26,652)	9,431	(338)

Net Increase in Cash and Cash Equivalents	248,545	99,232	102,967	2,511
Cash and Cash Equivalents at Beginning of Year	899,264	800,032	697,065	9,083

Cash and Cash Equivalents at End of Year	¥1,147,809	¥899,264	¥800,032	$11,594

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Mitsui & Co., Ltd. and subsidiaries

1.	NATURE OF OPERATIONS

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

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2009 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥99=U.S. $1, the approximate rate of exchange at March 31, 2009. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, recognition of expected losses on purchase and sale commitments, accounting for certain investments including non-monetary exchange of investments and effects of changes in foreign currency exchange rates on foreign-currency-denominated available-for-sale debt securities, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs, and accounting for uncertainty in income taxes.

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are voluntary disclosures as permitted by Financial Accounting Standards Board (“FASB”) Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate share of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by FASB Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities (revised December 2003)—an interpretation of ARB No. 51” (“FIN No. 46R”). The unincorporated joint ventures proportionately consolidated in accordance with EITF No. 00-1, “Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures,” by the companies include but are not limited to Block 9 J/V (35%), Block 10,11,12,13,10A/11A J/V (20%-40%), Capricorn Coal Development J/V (30%), Dawson J/V (49%), Kestrel J/V (20%), Main Pass Block 61 J/V (50%), Mt. Newman J/V (7%), Robe River Iron Associates J/V (33%), and WA-28-L J/V (40%).

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Allowance for doubtful receivables

In accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15,” as amended by SFAS No. 118, “Accounting by Creditors for Impairment of a Loan—Income Recognition and Disclosures—an amendment of FASB Statement No. 114,” an impairment loss for a specific loan deemed to be impaired is measured based on the present value of expected cash flows discounted at the loan’s original effective interest rate or the fair value of the collateral if the loan is collateral dependent.

An allowance for doubtful receivables is recorded for all receivables not subject to the accounting requirement of SFAS No. 114 based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on a specific-identification basis, or market.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, and vessels are primarily 7 to 50 years, 2 to 50 years, and 3 to 15 years, respectively. Mineral rights are amortized over their respective estimated useful lives, which are 7 to 47 years, using the straight-line method or the unit-of-production method.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

accordance with SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with SFAS No. 142 until its useful life is determined to be no longer indefinite.

Equity method goodwill is reviewed for impairment as a part of other than a temporary decline in the value of investments in associated companies below the carrying amount in accordance with Accounting Principles Board Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.”

Intangible assets subject to amortization consist primarily of software, trademarks, customer relationships and patents which are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, trademarks, customer relationships and patents are 3 to 5 years, 10 to 30 years, 10 to 24 years and 8 to 20 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.

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

In accordance with SFAS No. 144, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproved properties are assessed annually for impairment in accordance with the guidance in SFAS No. 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies,” with any impairment charged to expense. The companies make a comprehensive evaluation and record impairment of unproved property based on undiscounted future net cash flow approach, as well as taking into consideration various factors, such as remaining mining rights periods, examples of sales and purchase in neighboring areas, drilling results and seismic interpretations.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using either the unit-of-production method or straight-line method based on the proven and probable reserves.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Other sales

Other sales principally include the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, equipment and others, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from external consumer financing. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Employers’ accounting for defined benefit pension and other postretirement plans

Effective April 1, 2008, the companies adopted the measurement date provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R).”

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

The effect of the adoption of these provisions on the companies’ financial position and results of operations was immaterial.

Fair value measurements

Effective April 1, 2008, the companies adopted SFAS No. 157, “Fair Value Measurements” for financial assets, financial liabilities, and nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

SFAS No.157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

The effect of the adoption of this statement on the companies’ financial position and results of operations was immaterial. For nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis, this statement will be adopted in fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. The effect of the adoption of this statement on the companies’ financial position and results of operations will be immaterial.

Effective July 1, 2008, the companies also adopted FASB Staff Position (“FSP”) No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No. 157 in a market that is not active. The effect of the adoption of this FSP on the companies’ financial position and results of operations was immaterial.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Orderly.” This FSP provides guidance for determining whether a market that was formerly active has become inactive and a transaction is not orderly in order to apply the fair value measurement provisions of SFAS No. 157. This FSP is applied prospectively for interim and annual reporting periods ending after June 15, 2009. The effect of the adoption of this FSP on the companies’ financial position and results of operations will be immaterial.

Fair value option

Effective April 1, 2008, the companies adopted SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.”

SFAS No. 159 permits an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value. An entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings.

The effect of the adoption of this statement on the companies’ financial position and results of operations was immaterial.

Disclosures about derivative instruments and hedging activities

Effective January 1, 2009, the companies adopted SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.”

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

The adoption of this statement had no impact on the companies’ financial position and results of operations.

Offsetting of amounts related to certain contracts

Effective April 1, 2008, the companies adopted FSP No. FIN 39-1, “Amendment of FASB Interpretation No. 39.”

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

As a result of the adoption of this FSP, the companies elected to offset ¥132,511 million in other current liabilities against derivative assets and ¥260,366 million in other current assets against derivative liabilities in the Consolidated Balance Sheets as of March 31, 2009. The companies have also offset ¥112,038 million in other current liabilities against derivative assets and ¥41,012 million in other current assets against derivative liabilities in the Consolidated Balance Sheets as of March 31, 2008 through retrospective application. As the retrospective application of this FSP for the fiscal years prior to March 31, 2008 was determined to be impracticable, the companies did not reflect the effects of applying this FSP in increase in derivative assets, increase (decrease) in derivative liabilities, and other—net in the Statements of Consolidated Cash Flows for the years ended March 31, 2008 and 2007.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Disclosures about credit derivatives and certain guarantees

Effective October 1, 2008, the companies adopted FSP No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161.”

FSP No. FAS 133-1 and FIN 45-4 amends SFAS No. 133 to require a seller of credit derivatives to disclose information about its credit derivatives and hybrid instruments that have embedded credit derivatives to enable users of financial statements to assess their potential effect on its financial positions, financial performance, and cash flows. This FSP also amends FIN No. 45 to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies that the disclosures required by SFAS No. 161 should be provided for any reporting period beginning after November 15, 2008.

The adoption of this FSP had no impact on the companies’ financial position and results of operations.

Disclosures about transfers of financial assets and interests in variable interest entities

Effective January 1, 2009, the companies adopted FSP No. FAS 140-4 and FIN 46(R)-8, “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities,” which expands disclosure requirements for transfers of financial assets and interests in VIEs to provide greater transparency about a transferor’s continuing involvement with transferred financial assets and an enterprise’s involvement with VIEs.

The adoption of this FSP had no impact on the companies’ financial position and results of operations.

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

In April 2009, the FASB also issued FSP No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” which requires an asset or liability arising from a contingency in a business combination to be recognized at fair value if fair value can be reasonably determined.

Both SFAS No. 141R and FSP No. FAS 141(R)-1 are applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The effects of the adoption of these standards on the companies’ financial position and results of operations are not currently known and cannot be reasonably estimated until further analysis is completed.

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

SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. The effect of the adoption of this statement on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Recognition and presentation of other-than-temporary impairments

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments.”

FSP No. FAS 115-2 and FAS 124-2 amends SFAS No. 115 and SFAS No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations.” This FSP requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. This FSP also expands the disclosure requirements for other-than-temporary impairments on debt and equity securities.

FSP No. FAS 115-2 and FAS 124-2 is effective for interim and annual reporting periods ending after June 15, 2009. The effect of adoption of this FSP on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

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

For the year ended March 31, 2009

The following are the primary business combinations, which were completed during the year ended March 31, 2009.

Moeco Thai Oil Development Co., Ltd.

Mitsui Oil & Exploration Co., Ltd. (“MOECO”), a 53% owned subsidiary of the Company, agreed with the Ministry of Economy, Trade and Industry of Japan to acquire additional 50% of ownership interests in Moeco Thai Oil Development Co., Ltd. (“MOT”) for ¥9,000 million on June 30, 2008 as a result of the successful bid at general public bidding on June 13, 2008. The carrying value of MOECO’s equity investment in MOT immediately before the acquisition was ¥3,026 million. After satisfying the closing conditions, MOECO completed the acquisition process on July 15, 2008. Since the MOECO’s ownership of voting shares of MOT increased to 80%, MOT became a subsidiary of MOECO, which had been previously accounted for under the equity method. Subsequently, MOECO agreed with Toyo Engineering Corporation, a 22.8% owned associated

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

company of the Company accounted for under the equity method, to sell 10% of ownership interests in MOT on August 11, 2008. MOECO completed the sale of the interests on September 25, 2008 and the MOECO’s ownership of voting shares of MOT decreased to 70%. MOECO previously owned 30% of ownership interest in MOT, the acquisition was accounted for as a step-acquisition. The purchase price was allocated based on 50% of the estimated fair value of the net assets acquired, including intangible assets acquired.

MOT is engaged in natural gas and condensate exploration, development and production projects in Thailand. MOT has 5% interest in the Block B12/27 in the Gulf of Thailand and is carrying out the stable production in the Pailin Field within the concession area. The Company positions its energy businesses as a significant strategic business sector and continues to strengthen its revenue base by acquiring new oil and natural gas assets and replacing its reserves in wider areas including Southeast Asia in addition to the Middle East, Sakhalin and Oceania areas. This acquisition of MOT is consistent with the Company’s core strategy.

The purchase price was determined based on the expected future cash flows MOT will generate. The consolidated financial statements for the year ended March 31, 2009 include the operating results of MOT as a subsidiary from the date of acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

Millions of Yen
Current assets	¥8,544
Property and equipment	10,379
Intangible assets	486

Total assets acquired	19,409

Current liabilities	(2,292)
Long-term liabilities	(3,083)
Minority interest	(2,008)

Total liabilities assumed and minority interest	(7,383)

Net assets acquired	¥12,026

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

The purchase price was determined based on the expected future cash flows Steel Tech will generate. The excess of the purchase price over the fair value of net assets of Steel Tech was recorded as goodwill. The primary factors that contributed to the determination of the purchase price that caused the recognition of goodwill include the following: (1) the Steel Tech's broad geographic network facilities in North America and ability to provide value-added services, (2) the synergies that might be achieved with the companies’ marketing and logistics services in the steel business.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Affiliated Financial Corporation and BayQuest Capital Corporation

On April 27, 2007, Mitsui USA, a wholly owned subsidiary of the Company, agreed with the owner group of Affiliated Financial Corporation and BayQuest Capital Corporation (collectively “AFC”) to acquire 87.5% of the outstanding shares of AFC for ¥7,221 million (U.S. $63 million). After the closing conditions were met, Mitsui USA completed the acquisition on September 21, 2007. In the acquisition process, the owner group had Affiliated Financial Corporation and BayQuest Capital Corporation merge into newly formed LLCs, AFC LLC and BCC LLC, respectively; then Mitsui USA, through AFC HoldCo, LLC, a newly formed holding entity owned by Mitsui USA, acquired both AFC LLC and BCC LLC in exchange for cash and 12.5% of the LLC interest in AFC HoldCo, LLC on September 21, 2007. On the same day, BCC LLC was merged into AFC LLC, the surviving entity. After the series of transactions, Mitsui USA holds an 87.5% interest in AFC HoldCo, LLC.

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

In connection with this acquisition, ¥277 million and ¥6,695 million were assigned to intangible assets subject to amortization and goodwill, respectively. The intangible assets subject to amortization consist of a non-compete agreement with an amortization period of 8 years. The goodwill is deductible for tax purpose and has been assigned to the Americas Segment.

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

Notes to Consolidated Financial Statements—(Continued)

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

In accordance with SFAS No. 144, the companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

in the Statements of Consolidated Income under income from discontinued operations—net (after income tax effect). The results of discontinued operations are not reclassified in the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the year ended March 31, 2009 due to immateriality to the results of operations and cash flows of the companies.

The carrying amounts of assets and liabilities of a disposal group classified as held for sale were immaterial for the years ended March 31, 2009 and 2008.

Summarized selected financial information for the years ended March 31, 2008 and 2007 for the discontinued operations reclassified during the year ended March 31, 2008 was as follows:

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

Oil and gas producing interests held by Wandoo Petroleum

Wandoo Petroleum Pty Ltd. (“Wandoo”), a subsidiary partially reported in both the Energy and Asia Pacific Segments, had been engaged in the oil and gas development and production business in Australia. After the

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

careful scrutiny of the booming oil and gas prices and the production situation by the operator, the Company decided it best to sell this business, and disposed of by sale all interests of producing assets of Wandoo during the year ended March 31, 2008.

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in operations such as custom home sale, aircraft leasing, and lease related to Chinese trading business.

Summarized selected financial information for the year ended March 31, 2007 for the discontinued operations reclassified during the year ended March 31, 2007 was as follows:

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

Debt and marketable equity securities

At March 31, 2009 and 2008, the fair value and gross unrealized holding gains and losses on available-for-sale securities and the amortized cost, fair value and gross unrealized holding gains and losses on held-to-maturity debt securities were as follows:

	Millions of Yen
		Unrealized holding gains (losses)
	Fair value	Gains	Losses	Net
March 31, 2009:
Available-for-sale:
Marketable equity securities	¥398,676	¥112,381	¥(20,780)	¥91,601
Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt	86,788	19	(16,001)	(15,982)

March 31, 2008:
Available-for-sale:
Marketable equity securities	¥652,001	¥249,675	¥(19,528)	¥230,147
Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt	58,111	20	(42)	(22)

Note:	The amounts of “Gains” and “Net” related to unrealized holding gains (losses) on marketable equity securities at March 31, 2008 have been corrected due to an immaterial error from ¥283,787 million and ¥264,259 million to ¥249,675 million and ¥230,147 million, respectively.

	Millions of Yen
			Unrealized holding gains (losses)
	Amortized cost	Fair value	Gains	Losses	Net
March 31, 2009:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥2,656	¥2,656	¥0	—	¥0

March 31, 2008:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥2,689	¥2,689	¥0	—	¥0

The carrying amounts of available-for-sale securities, with original maturities of three months or less, and included in cash and cash equivalents in the Consolidated Balance Sheets were ¥1,498 million and ¥2,017 million at March 31, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

At March 31, 2009 and 2008, the fair value and gross unrealized holding losses on available-for-sale securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen
	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
March 31, 2009:
Available-for-sale:
Marketable equity securities	¥71,166	¥(20,780)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed	63,033	(16,001)	—	—

Total	¥134,199	¥(36,781)	—	—

March 31, 2008:
Available-for-sale:
Marketable equity securities	¥105,851	¥(19,528)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt	2,789	(42)	—	—

Total	¥108,640	¥(19,570)	—	—

The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of marketable equity securities and preferred stock that must be redeemed (approximately 105 issuers) of customers in various industries. The unrealized losses on these securities were due principally to a temporary decline in the stock market and devaluation of foreign currencies against yen in foreign exchange market. The severity of decline in fair value less than cost was 10% to 29% and the duration of the impairment was less than nine months. The companies evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at March 31, 2009.

For the years ended March 31, 2009, 2008 and 2007, losses of ¥79,264 million, ¥28,100 million and ¥3,062 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.

The portion of net trading gains and losses for the year that relates to trading securities still held at March 31, 2009, 2008 and 2007 were as follows:

	Millions of Yen
	2009	2008	2007
Net trading (losses) gains	¥(41)	¥(18)	¥0

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2009, 2008 and 2007 are shown below:

	Millions of Yen
	2009	2008	2007
Proceeds from sales	¥15,880	¥42,914	¥63,617

Gross realized gains	¥5,174	¥28,776	¥26,328
Gross realized losses	(390)	(276)	(167)

Net realized gains	¥4,784	¥28,500	¥26,161

Debt securities classified as available-for-sale and held-to-maturity at March 31, 2009 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized cost	Aggregate fair value	Amortized cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥17,800	¥17,713	¥2,479	¥2,479
After 1 year through 5 years	37,150	30,220	177	177
After 5 years through 10 years	47,807	38,851	—	—
After 10 years	4	4	—	—

Total	¥102,761	¥86,788	¥2,656	¥2,656

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥550,809 million and ¥607,813 million at March 31, 2009 and 2008, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥37,824 million, ¥8,719 million and ¥8,642 million for the years ended March 31, 2009, 2008 and 2007, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥499,924 million and ¥557,596 million at March 31, 2009 and 2008, respectively. Investments with an aggregate carrying amount of ¥444,738 million at March 31, 2009 and ¥521,055 million at March 31, 2008, were not evaluated for impairment because the companies did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments and the companies determined that it is not practicable to estimate the fair value of those investments in accordance with SFAS No. 107, “Disclosures about Fair Value of Financial Instruments.”

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

6.	INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. In addition, noncontrolling investments in general partnerships, limited partnerships and limited liability companies are also accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), Sims Metal Management Limited (former Sims Group Limited) (19.88%), P.T. Paiton Energy (36.32%), IPM(UK)Power Holdings (26.32%), and Penske Automotive Group, Inc. (17.00%).

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

The investment in Sims Metal Management Limited is accounted for under the equity method because the companies are the largest and sole shareholder to have board designation right and the top up right, which enable the companies to increase their share in the event of dilution so that the companies are able to retain proportionate share after the dilutive event, and the companies have ability to exercise significant influence over operating and financial policies primarily through the board representation and the membership in various advisory committees to the board, such as the Finance and Investment Committee and the Nomination Committee.

The companies are the second largest shareholder group of Penske Automotive Group, Inc. (“PAG”) and entered into a shareholders agreement with the largest shareholder group owning approximately 40% of its voting shares. Based on a reciprocal voting provision set forth in the agreement for any shareholder election of the directors of PAG, the companies and the largest shareholder group constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934 and jointly participate in the management of PAG. The investment in PAG is accounted for under the equity method because of the companies' ability to exercise significant influence over operating and financial policies primarily through the board representation by a director and executive vice president dispatched from the companies. PAG is utilizing the companies' global network to develop its business activities outside the United States and, as part of the process, the companies substantively participate in the decision-making processes.

Associated companies are engaged primarily in the development of natural resources, power generation businesses outside Japan and the distribution of various products. The major geographic areas of such entities are the Americas, Europe, Asia and Oceania.

Investments in and advances to associated companies at March 31, 2009 and 2008 consisted of the following:

	Millions of Yen
	2009	2008
Investments in capital stock	¥1,115,804	¥1,195,271
Advances	159,686	137,771

Total	¥1,275,490	¥1,333,042

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥134,170 million and ¥221,187 million at March 31, 2009 and 2008, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to property and equipment which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 8 to 42 years, using either the straight-line or the unit-of-production method.

Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥189,588 million and ¥236,506 million at March 31, 2009 and 2008, respectively. Corresponding aggregate quoted market values were ¥179,217 million and ¥265,639 million, respectively.

Note:	The carrying value and corresponding aggregate quoted market values of investments in common stock of publicly traded associated companies at March 31, 2008 have been corrected due to an immaterial error from ¥170,212 million and ¥187,164 million to ¥236,506 million and ¥265,639 million, respectively.

Summarized financial information for associated companies at March 31, 2009 and 2008 and for the years ended March 31, 2009, 2008 and 2007 were as follows:

	Millions of Yen
	2009	2008
Current assets	¥7,011,843	¥5,282,249
Property and equipment—net of accumulated depreciation	7,747,955	9,016,080
Other assets	2,376,812	2,822,361

Total assets	¥17,136,610	¥17,120,690

Current liabilities	¥4,054,649	¥4,142,275
Long-term liabilities	6,123,570	6,423,631
Minority interests	3,035,523	2,557,145
Shareholders’ equity	3,922,868	3,997,639

Total liabilities and shareholders’ equity	¥17,136,610	¥17,120,690

The companies’ equity in the net assets of associated companies	¥981,634	¥974,084

	Millions of Yen
	2009	2008	2007
Revenues	¥11,969,061	¥13,127,701	¥9,332,451
Gross profit	3,656,921	3,758,668	2,856,639
Net income	621,013	1,065,978	958,522

The companies’ revenues and purchases from associated companies included in cost of revenues during the years ended March 31, 2009, 2008 and 2007 were as follows:

	Millions of Yen
	2009	2008	2007
Revenues	¥85,506	¥77,936	¥108,706
Purchases	327,417	323,664	279,215

Dividends received from associated companies for the years ended March 31, 2009, 2008 and 2007 amounted to ¥96,594 million, ¥99,252 million and ¥110,072 million, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Consolidated unappropriated retained earnings at March 31, 2009 and 2008 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥352,703 million and ¥351,023 million, respectively.

7.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the change in the allowance for doubtful receivables is as follows:

	Millions of Yen
	Current	Non-current	Total
Year ended March 31, 2009:
Balance at beginning of year	¥23,289	¥58,957	¥82,246
Credits charged off	(5,658)	(16,220)	(21,878)
Provision for doubtful receivables	4,695	14,820	19,515
Others	(4,161)	(5,674)	(9,835)

Balance at end of year	¥18,165	¥51,883	¥70,048

Year ended March 31, 2008:
Balance at beginning of year	¥29,824	¥69,775	¥99,599
Credits charged off	(10,676)	(13,010)	(23,686)
Provision for doubtful receivables	4,041	4,032	8,073
Others	100	(1,840)	(1,740)

Balance at end of year	¥23,289	¥58,957	¥82,246

Year ended March 31, 2007:
Balance at beginning of year	¥26,703	¥84,513	¥111,216
Credits charged off	(5,550)	(19,546)	(25,096)
Provision for doubtful receivables	7,879	3,994	11,873
Others	792	814	1,606

Balance at end of year	¥29,824	¥69,775	¥99,599

Note:	“Others” principally includes the effect of deconsolidation of subsidiaries, reclassification to discontinued operations and the effect of changes in foreign exchange rates.

The recorded investment in impaired loans, as defined in SFAS No. 114 and amended by SFAS No. 118, and the allowance for doubtful receivables related to such loans at March 31, 2009 and 2008 were as follows:

	Millions of Yen
	2009		2008
	Impaired loans	Allowance for doubtful receivables	Impaired loans	Allowance for doubtful receivables
Impaired loans with an allowance for doubtful receivables	¥76,021	¥57,468	¥100,290	¥55,197
Impaired loans without an allowance for doubtful receivables	7,040	—	9,291	—

Total	¥83,061	¥57,468	¥109,581	¥55,197

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The average investment in impaired loans and interest income on impaired loans for the years ended March 31, 2009, 2008 and 2007 were as follows:

	Millions of Yen
	2009	2008	2007
Average investment in impaired loans	¥96,321	¥105,619	¥108,761
Interest income recognized on impaired loans	372	1,040	1,255

Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired.

8.	LEASES

Lessor

The companies lease real estate, rolling stock, ocean transport vessels, aircraft, equipment and others.

Certain leases of rolling stock, aircraft, ocean transport vessels, equipment and others are classified as direct financing leases or leveraged leases, and the net investments are included as part of trade receivables—accounts and non-current receivables, less unearned interest in the accompanying Consolidated Balance Sheets. The companies have no general obligation for principal and interest on notes and other instruments related to third-party participation in leveraged leases. Such notes and other instruments have not been included in liabilities but have been offset against the related lease receivables. The residual values represent the estimate of the values of the leased assets at the end of the lease contracts and are initially recorded based on appraisals and estimates. Realization of the residual values is dependent on the companies’ future ability to sell the related assets under then prevailing market conditions.

Other leases are classified as operating leases and the related assets are presented as property leased to others—at cost, less accumulated depreciation in the accompanying Consolidated Balance Sheets.

The following comprise the components of the net investment in direct financing leases as of March 31, 2009 and 2008:

	Millions of Yen
	2009	2008
Total minimum lease payments to be received	¥103,074	¥116,864
Estimated unguaranteed residual value of leased assets	12,487	12,744
Less unearned income	(38,317)	(47,357)

Net investment in direct financing leases	¥77,244	¥82,251

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following is a schedule by years of future minimum lease payments to be received from direct financing leases as of March 31, 2009:

Millions of Yen
Year ending March 31:
2010	¥13,192
2011	12,704
2012	12,446
2013	12,447
2014	12,413
Thereafter	39,872

Total	¥103,074

The following represents the components of the net investment in leveraged leases as of March 31, 2009 and 2008:

	Millions of Yen
	2009	2008
Total minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt)	¥3,912	¥3,990
Estimated unguaranteed residual value of leased assets	4,637	4,728
Less unearned income	(2,024)	(2,076)

Investment in leveraged leases	6,525	6,642
Less deferred tax liabilities arising from leveraged leases	(6,808)	(6,979)

Net investment in leveraged leases	¥(283)	¥(337)

The following provides an analysis of the companies’ investment in property leased to others on operating leases by classes as of March 31, 2009 and 2008:

	Millions of Yen
	2009			2008
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Real estate	¥175,678	¥(71,999)	¥103,679	¥152,437	¥(65,140)	¥87,297
Rolling stock	57,239	(4,133)	53,106	53,473	(3,375)	50,098
Ocean transport vessels	42,626	(10,479)	32,147	40,806	(8,080)	32,726
Equipment and others	22,019	(11,747)	10,272	24,917	(10,591)	14,326

Total	¥297,562	¥(98,358)	¥199,204	¥271,633	¥(87,186)	¥184,447

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 31, 2009:

Millions of Yen
Year ending March 31:
2010	¥9,788
2011	7,505
2012	5,540
2013	4,619
2014	3,901
Thereafter	12,548

Total	¥43,901

Lessee

The companies lease equipment, real estate and others under capital leases. At March 31, 2009, approximately 50% of the capital leases are with the Company’s associated company, JA Mitsui Leasing, Ltd (former Mitsui Leasing & Development, Ltd.).

The following provides an analysis of the companies’ leased assets recorded under capital leases by classes as of March 31, 2009 and 2008:

	Millions of Yen
	2009			2008
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Equipment	¥26,421	¥(12,595)	¥13,826	¥25,742	¥(11,438)	¥14,304
Real estate	10,847	(3,272)	7,575	12,651	(2,532)	10,119
Others	1,819	(1,009)	810	2,643	(1,565)	1,078

Total	¥39,087	¥(16,876)	¥22,211	¥41,036	¥(15,535)	¥25,501

The following is a schedule by years of future minimum lease payments under capital leases together with components of the present value of the net minimum lease payments as of March 31, 2009. Minimum payments have not been reduced by minimum sublease rentals of ¥2,458 million due in the future under subleases:

Millions of Yen
Year ending March 31:
2010	¥8,089
2011	5,809
2012	6,068
2013	2,663
2014	2,161
Thereafter	5,635

Total minimum lease payments	30,425

Less amount representing interest	(3,597)

Present value of net minimum lease payments	26,828
Less current capital lease obligations	7,575

Long-term capital lease obligations	¥19,253

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies lease real estate, rolling stock, ocean transport vessels, aircraft, equipment and others under operating leases. Most of the ocean transport vessels, aircraft and rolling stock under operating leases are subleased to third parties.

The Company and certain subsidiaries sold real estate to third parties for ¥393 million and ¥6,006 million in total during the years ended March 31, 2009 and 2007, respectively, and leased them back with terms ranging up to 10 years. The resulting leases were classified as operating leases. There were no such transactions during the year ended March 31, 2008.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2009. Minimum payments have not been reduced by minimum sublease rentals of ¥40,404 million due in the future under noncancelable subleases:

Millions of Yen
Year ending March 31:
2010	¥35,841
2011	25,170
2012	19,620
2013	14,099
2014	14,845
Thereafter	32,875

Total	¥142,450

Rental expenses incurred for operating leases for the years ended March 31, 2009, 2008 and 2007 were ¥54,383 million, ¥53,179 million and ¥55,769 million, respectively. Sublease rental income for the years ended March 31, 2009, 2008 and 2007 were ¥23,447 million, ¥23,996 million and ¥25,716 million, respectively.

9.	PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At March 31, 2009 and 2008, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	2009	2008
Trade receivables (current and non-current)	¥102,634	¥115,177
Inventories	25,684	39,274
Investments	281,554	71,770
Property leased to others (net book value)	50,287	51,840
Property and equipment (net book value)	63,044	33,639
Other	14,621	1,561

Total	¥537,824	¥313,261

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The distribution of such collateral among short-term debt, long-term debt, and financial guarantees and other was as follows:

	Millions of Yen
	2009	2008
Short-term debt	¥33,293	¥40,003
Long-term debt	214,847	180,951
Financial guarantees and other	289,684	92,307

Total	¥537,824	¥313,261

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

In addition to the above, the Company has bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, immediately to provide collateral, which is not specified in the loan agreements. See Note 13, “SHORT-TERM AND LONG-TERM DEBT,” for certain bank loan agreements in which default provisions grant sale or possession rights of the pledged asset to lenders.

Financial assets accepted as collateral

At March 31, 2009 and 2008, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	2009	2008
Bank deposits	¥1,261	¥1,648
Trade receivables—accounts	1,492	2,209
Stocks and bonds	3,654	5,798

There were no financial assets repledged or accepted as collateral under security repurchase agreements at March 31, 2009 and 2008.

10.	IMPAIRMENT LOSS OF LONG-LIVED ASSETS

The companies have recognized an impairment loss of long-lived assets in accordance with the provisions of SFAS No. 144 during the years ended March 31, 2009, 2008 and 2007. See Note 4, “DISCONTINUED OPERATIONS,” for the impairment loss of long-lived assets reported in discontinued operations.

The impairment loss of long-lived assets for the year ended March 31, 2009 consisted principally of equipment and fixtures and mineral rights of the Vincent oil fields owned by a subsidiary in Australia for exploration, development and production of oil and natural gas, Mitsui E&P Australia Pty Limited; office buildings owned by a real estate-related subsidiary in the United Kingdom, MBK Real Estate Europe Limited; and intangible assets such as customer relationships owned by a steel processing subsidiary in the United States, Steel Technologies Inc. The impairments for the year ended March 31, 2009 mainly related to revaluation of the assets due to a decline in oil prices, a decrease in profitability resulting from severe real estate market conditions in the United Kingdom, and steel demand contraction in the automotive and housing-related industries in the United States.

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

Impairment loss of long-lived assets recognized by operating segment for the years ended March 31, 2009, 2008 and 2007 were as follows:

	Millions of Yen
	2009	2008	2007
Iron & Steel Products	¥633	¥192	¥70
Mineral & Metal Resources	—	127	—
Machinery & Infrastructure Projects	2,595	4	602
Chemical	806	273	323
Energy	16,994	5,910	1,600
Foods & Retail	1,207	532	13,736
Consumer Service & IT	2,701	57	335
Logistics & Financial Markets	18	1,381	92
Americas	2,883	—	12
Europe, the Middle East and Africa	9,752	145	—
Asia Pacific	—	—	6
All Other	—	13,929	1,046
Adjustments and Eliminations	—	1,822	(249)

Consolidated Total	¥37,589	¥24,372	¥17,573

Note:	“Adjustments and Eliminations” represents impairment losses related to assets not allocated to specific operating segments. The reclassifications to income from discontinued operations-net (after income tax effect) for the year ended March 31, 2007 are also included in “Adjustments and Eliminations.”

The fair value of the assets is calculated based on independent appraisals, market value or discounted future cash flows whichever management considers most appropriate.

In addition to the impairment loss of long-lived assets based on SFAS No. 144 shown in the above table, the impairment loss of intangible assets not subject to amortization based on SFAS No. 142 was included in impairment loss of long-lived assets in the Statements of Consolidated Income for the years ended March 31, 2009, 2008 and 2007 as discussed in Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.”

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

The changes in asset retirement obligations for the years ended March 31, 2009 and 2008 were as follows:

	Millions of Yen
	2009	2008
Balance at beginning of year	¥38,972	¥42,052
Liabilities incurred	8,751	4,450
Liabilities settled	(238)	(334)
Disposition of assets	—	(4,985)
Accretion expense	4,568	2,397
Revisions in estimated cash flows	7,077	—
Foreign currency translation adjustments	(4,845)	(4,608)

Balance at end of year	¥54,285	¥38,972

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization at March 31, 2009 and 2008 consisted of the following:

	Millions of Yen
	2009		2008
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Software	¥64,748	¥35,804	¥57,128	¥29,518
Trademarks	12,574	10,019	11,819	8,942
Customer relationships	12,322	4,114	16,882	3,687
Patents	8,487	8,324	8,284	8,089
Unpatented technologies	6,286	6,141	5,485	5,412
Other	27,604	16,487	38,891	18,726

Total	¥132,021	¥80,889	¥138,489	¥74,374

The aggregate amortization expense of intangible assets for the years ended March 31, 2009, 2008 and 2007 was ¥13,777 million, ¥14,474 million and ¥14,995 million, respectively. The estimated aggregate amortization expense of intangible assets at March 31, 2009 for each of the next five years is as follows:

Millions of Yen
Year ending March 31:
2010	¥14,420
2011	10,627
2012	8,014
2013	5,526
2014	3,023

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Total carrying amount of intangible assets not subject to amortization (excluding goodwill) at March 31, 2009 and 2008 consisted of:

	Millions of Yen
	2009	2008
Land rights	¥7,689	¥7,707
Trademarks	762	838
Other	3,282	3,356

Total	¥11,733	¥11,901

Intangible assets subject to amortization acquired during the year ended March 31, 2009 totaled ¥17,668 million, and consisted primarily of software of ¥11,857 million. The weighted average amortization period for software is 5 years. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2009 totaled ¥1,566 million.

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

During the year ended March 31, 2009, the companies recognized impairment losses of ¥3,192 million on intangible assets subject to amortization and not subject to amortization (excluding goodwill) which are included in impairment loss of long-lived assets in the Statements of Consolidated Income. The impairment losses included in the Americas Segment consisted primarily of ¥2,561 million on the write-down of customer relationships (intangible assets subject to amortization) which were held by Steel Technologies Inc., a steel processing subsidiary in the United States. The impairments of customer relationships were due to the decrease in the fair value resulting from steel demand contraction in the automotive and housing-related industries in the United States. The fair value for the basis of determining the impairment loss was calculated based on the Excess Earnings Method.

The impairment losses recognized for intangible assets subject to amortization and not subject to amortization (excluding goodwill) for the year ended March 31, 2008 were immaterial.

During the year ended March 31, 2007, the companies recognized impairment losses of ¥12,247 million on intangible assets subject to amortization and not subject to amortization (excluding goodwill) which are included in impairment loss of long-lived assets in the Statements of Consolidated Income. The impairment losses included in the Foods & Retail Segment consisted primarily of ¥10,301 million and ¥1,848 million on the write-down of unpatented technologies (intangibles assets subject to amortization) and trademarks, (intangible assets not subject to amortization) which were held by Mitsui Norin Co., Ltd., a domestic subsidiary which is engaged in manufacturing tea-related beverage materials. The impairments of unpatented technologies and trademarks were mainly due to the decrease in the fair value resulting from the downturn in profitability according to the intensifying competition in the tea related materials industry. The fair value for the basis of determining the impairment loss was calculated based on discounted future cash flows.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2009 and 2008 were as follows:

	Millions of Yen
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Foods & Retail	Consumer Service & IT	Americas	Consolidated Total
Balance at April 1, 2007	¥872	¥224	¥11,491	¥1,874	¥1,142	¥6,390	¥15,254	¥37,247
Acquisition	—	—	164	956	768	6,755	17,355	25,998
Impairment losses	—	—	—	—	—	(2,004)	—	(2,004)
Others	—	(34)	(197)	(122)	(19)	(2,427)	(5,954)	(8,753)

Balance at March 31, 2008	872	190	11,458	2,708	1,891	8,714	26,655	52,488
Acquisition	—	—	—	244	1,353	4,158	1,474	7,229
Impairment losses	—	—	(769)	—	—	(4,199)	(13,600)	(18,568)
Others	—	(190)	(1,964)	(818)	341	(4,515)	(363)	(7,509)

Balance at March 31, 2009	¥872	—	¥8,725	¥2,134	¥3,585	¥4,158	¥14,166	¥33,640

Notes:	(1)	“Others” principally includes the effect of foreign currency exchange rate changes, decrease as the result of deconsolidation of subsidiaries and purchase accounting adjustments.
	(2)	The figures for the year ended March 31, 2008 have been reclassified to conform to the current year segment presentation of the operating segment information as the composition of the reportable segment of the companies was changed.

The impairment losses included in the Consumer Service & IT Segment for the year ended March 31, 2009 consisted primarily of an impairment loss of ¥4,083 million for goodwill related to MITSUI KNOWLEDGE INDUSTRY CO., LTD. (“MKI”) which is listed on the Tokyo Stock Exchange. Because a decline in the MKI’s stock price was determined to represent an indicator of impairment, its goodwill was tested for impairment. As a result, the carrying amount of MKI exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill.

The impairment losses included in the Americas Segment for the year ended March 31, 2009 consisted primarily of an impairment loss of ¥6,353 million for goodwill related to Steel Technologies Inc., a steel processing subsidiary in the United States. Because of steel demand contraction in the automotive and housing-related industries in the United States, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill. The fair value of the subsidiary for the basis of determining the impairment loss of goodwill was calculated with a combination of the Discounted Cash Flow Method and the EBITDA Multiple Method.

The impairment losses included in the Consumer Service & IT Segment for the year ended March 31, 2008 consisted of an impairment loss of ¥2,004 million for goodwill related to MKI. Because a decline in the MKI’s stock price was determined to represent an indicator of impairment, its goodwill was tested for impairment. As a result, the carrying amount of MKI exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill.

The impairment losses included in the Foods & Retail Segment for the year ended March 31, 2007 consisted of an impairment loss of ¥16,528 million for goodwill related to Mitsui Norin Co., Ltd., a domestic subsidiary which is engaged in manufacturing tea-related beverage materials. Because the subsidiary experienced a downturn in profitability due to the intensifying competition in the tea-related materials industry, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill. The fair value of the subsidiary for the basis of determining the impairment loss of goodwill was calculated based on discounted future cash flows.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

13.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt at March 31, 2009 and 2008 were comprised of the following:

	Millions of Yen
	2009		2008
		Interest rate *1		Interest rate *1
Short-term bank loans and others	¥364,793	3.4%	¥367,329	4.0%
Commercial paper	78,391	0.7	86,740	2.0
Notes under medium-term note programme	10,545	0.9	9,512	0.9

Total	453,729		463,581
SFAS No. 133 fair value adjustment *2	330		966

Total	¥454,059		¥464,547

*1	The interest rates represent weighted average rates in effect at March 31, 2009 and 2008 regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

*2	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Unused lines of credit, for short-term financing outside Japan, aggregated ¥627,359 million at March 31, 2009. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material during the years ended March 31, 2009 and 2008.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Long-term debt at March 31, 2009 and 2008 consisted of the following:

	Millions of Yen
	2009	2008
Long-term debt with collateral (Note 9):
Banks and insurance companies, maturing serially through 2045—principally 0.8% to 10.1%	¥66,164	¥73,431
Government-owned banks and government agencies, maturing serially through 2056—principally 0.7% to 12.2%	78,248	73,525
Other, maturing serially through 2020—principally 1.5% to 5.5%	78	4,561
Japanese yen bonds (floating rate 1.2% to 1.4%, due 2010)	3,650	1,750

Total	148,140	153,267

Long-term debt without collateral:
Banks and others (principally insurance companies):
Principally 0.3% to 6.0%, maturing serially through 2028	1,792,324	1,724,797
Principally 0.2% to 14.8%, maturing serially through 2021 (payable in foreign currencies)	549,864	559,169
Bonds and notes:
Japanese yen convertible bonds (fixed rate 1.05%, due 2009)	3,801	7,960
U.S. dollar convertible bonds (zero coupon, due 2010)	981	1,001
Japanese yen bonds with early redemption clause (fixed rate 0.7%, due 2013–2015)	26,000	26,000
Japanese yen bonds with early redemption clause (fixed and floating rate: floating rate 1.3%, due 2016)	10,000	10,000
Japanese yen bonds (fixed rate 0.7% to 3.2%, due 2009–2027)	329,971	320,175
Japanese yen bonds (fixed and floating rate: floating rate 0.9% to 2.5%, due 2013–2024)	101,500	101,500
Japanese yen bonds (floating rate 0.9% to 2.1%, due 2010–2017)	102,000	102,000
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3.0%, due 2012)	10,000	10,000
Notes under global medium-term note programme (fixed rate 2.3% to 4.6%, due 2009–2014)	4,666	6,722
Notes under euro medium-term note programme (fixed rate 0.4% to 5.2%, due 2008–2019)	63,808	123,210
Notes under euro medium-term note programme (floating rate 0.2% to 3.3%, due 2009–2017)	6,567	14,191
Notes under euro medium-term note programme (fixed and floating rate: floating rate 0.2% to 3.7%, due 2012–2024)	9,518	10,502
Capital lease obligations (principally 0.3% to 7.9%, maturing serially through 2030)	26,828	30,809

Total	3,037,828	3,048,036

Total	3,185,968	3,201,303
SFAS No. 133 fair value adjustment*	28,530	19,700

Total	3,214,498	3,221,003
Less current maturities	373,197	276,620

Long-term debt, less current maturities	¥2,841,301	¥2,944,383

*	In accordance with the requirements of SFAS No. 133, the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an SFAS No. 133 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2009 were 1.19% and 1.74%, respectively. The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2008 were 2.69% and 2.61%, respectively. (See Note 25, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” and Note 26, “FINANCIAL INSTRUMENTS.”)

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

Substantially all short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that under certain conditions a bank may require the borrower to provide collateral (or additional collateral) or guarantors with respect to the borrowings and that the bank may treat any collateral, whether furnished as security for short-term or long-term loans or otherwise, as collateral for all indebtedness to such bank. Default provisions of certain loan agreements grant sale or possession rights of the pledged assets to the lenders.

Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors’ review and approval before presentation to the shareholders. Certain of those agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans as result of increased earnings or from the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2009 and 2008, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

Maturities of long-term debt outstanding at March 31, 2009 were as follows, excluding the effect of the SFAS No. 133 fair value adjustment:

Millions of Yen
Year ending March 31:
2010	¥371,268
2011	336,720
2012	309,973
2013	311,594
2014	378,079
Thereafter	1,478,334

Total	¥3,185,968

14.	PENSION COSTS AND SEVERANCE INDEMNITIES

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

The Companies use a measurement date of March 31 for their defined benefit pension plans.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Obligations and funded status

The following table sets forth the reconciliation of the companies’ benefit obligations, plan assets and funded status of the plans:

	Millions of Yen
	2009	2008
Change in benefit obligation:
Benefit obligation at beginning of year	¥278,220	¥283,105
Service cost	10,033	10,244
Interest cost	6,282	6,244
Plan participants’ contributions	430	430
Plan amendments	66	(832)
Actuarial (gain) loss	(664)	1,218
Benefits paid from plan assets	(12,406)	(12,106)
Direct benefit payments	(2,056)	(2,442)
Settlements	(597)	(555)
Acquisitions and divestitures	(897)	(4,451)
Foreign currency translation adjustments	(3,438)	(2,635)

Benefit obligation at end of year	274,973	278,220

Change in plan assets:
Fair value of plan assets at beginning of year	308,266	368,437
Actual loss on plan assets	(57,114)	(48,054)
Employer contribution	4,572	7,838
Plan participants’ contributions	430	430
Benefits paid from plan assets	(12,406)	(12,106)
Settlements	(155)	(93)
Acquisitions and divestitures	912	(6,196)
Foreign currency translation adjustments	(2,147)	(1,990)

Fair value of plan assets at end of year	242,358	308,266

Funded status at end of year	¥(32,615)	¥30,046

Amounts recognized in the Consolidated Balance Sheets consist of:
Other assets (prepaid pension costs)	¥1,975	¥64,015
Accrued expenses—others	(776)	(1,215)
Accrued pension costs and liability for severance indemnities	(33,814)	(32,754)

	¥(32,615)	¥30,046

Amounts recognized in accumulated other comprehensive loss before income tax effect consist of:
Prior service cost	¥1,949	¥2,288
Net actuarial loss	116,476	53,182

	¥118,425	¥55,470

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The prior service cost/credit is amortized over the average remaining service period of employees expected to receive related benefits.

The amortization periods of the net actuarial gain/loss are seven years for CPF and the average remaining service period for other defined benefit pension plans.

The accumulated benefit obligation for the companies’ defined benefit pension plans as of March 31, 2009 and 2008 was ¥271,938 million and ¥275,416 million, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥48,641 million and ¥14,042 million at March 31, 2009 and ¥56,250 million and ¥22,388 million at March 31, 2008. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were ¥45,956 million and ¥14,042 million at March 31, 2009 and ¥45,689 million and ¥14,018 million at March 31, 2008.

Components of net periodic pension costs and other amounts recognized in other comprehensive loss

Net periodic pension costs of the companies’ defined benefit pension plans for the years ended March 31, 2009, 2008 and 2007 and other amounts recognized in other comprehensive loss for the year ended March 31, 2009 and 2008 included the following components:

	Millions of Yen
	2009		2008		2007
Service cost—benefits earned during the period	¥10,033		¥10,244		¥10,081
Interest cost on projected benefit obligation	6,282		6,244		6,404
Expected return on plan assets	(9,470)		(10,227)		(9,855)
Amortization of prior service cost	(173)		(116)		(165)
Amortization of net actuarial loss	2,851		679		1,200
Settlement gain	—		—		(115)

Net periodic pension costs	¥9,523		¥6,824		¥7,550

Prior service cost arising during period

Amortization of prior service cost

Net actuarial loss arising during period

Amortization of net actuarial loss

Acquisition and divestitures

Foreign currency translation adjustments

	¥66 173 65,044 (2,851 129 (729	) )	¥(832 116 59,499 (679 (393 (300	) ) ) )

Total recognized in other comprehensive loss	61,832		57,411

Total recognized in net periodic pension costs and other comprehensive loss	¥71,355		¥64,235

The estimated prior service cost and net actuarial loss of the companies that will be amortized for the year ending March 31, 2010 are as follows:

Millions of Yen
2010
Amortization of prior service cost	¥97
Amortization of net actuarial loss	(12,712)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Assumptions

Weighted-average assumptions used to determine the companies’ benefit obligations as of March 31, 2009 and 2008 are set forth as follows:

	2009	2008
Discount rate	2.5%	2.5%
Rate of increase in future compensation levels	0.8	0.8

Weighted-average assumptions used to determine the companies’ net periodic pension costs for the years ended March 31, 2009, 2008 and 2007 are set forth as follows:

	2009	2008	2007
Discount rate	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	3.2	2.9	2.7
Rate of increase in future compensation levels	0.8	0.8	0.8

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

Plan assets

The companies’ pension plan weighted-average asset allocations based on the fair value of such assets as of March 31, 2009 and 2008 are set forth as follows:

Asset category	2009	2008
Equity securities	41%	48%
Debt securities	42	37
Life insurance company general accounts	8	6
Cash and deposits	3	3
Other	6	6

Total	100%	100%

Equity securities include securities held in the Company’s employee retirement benefit trust. The fair value of those securities as of March 31, 2009 and 2008 are 19% and 25% of total fair value of plan assets, respectively. Life insurance company general accounts are pooled investment portfolios managed by insurance companies and guarantee a minimum rate of return.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

The companies’ weighted-average target allocation of plan assets as of March 31, 2009 was 44% equity securities (including securities held in the employee retirement benefit trust), 55% debt securities (including life insurance company general accounts) and 1% other assets.

The fair value of equity securities of the companies and associated companies included in plan assets as of March 31, 2009 and 2008 were immaterial.

Cash flows

Contributions

The companies expect to contribute ¥4,240 million to their defined benefit pension plans for the year ending March 31, 2010.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Yen
Year ending March 31:
2010	¥14,178
2011	14,417
2012	14,851
2013	15,281
2014	15,215
2015-2019	77,283

In addition to the above defined benefit pension plans, certain subsidiaries participate in a multiemployer plan (Mitsui Union Pension Fund). The companies recorded ¥2,156 million, ¥ 1,740 million and ¥1,860 million as costs of the multiemployer plan for the years ended March 31, 2009, 2008 and 2007, respectively.

The Company and certain subsidiaries have defined contribution plans. For the years ended March 31, 2009, 2008 and 2007, the companies recorded ¥1,895 million, ¥1,037 million and ¥1,085 million as costs of defined contribution plans.

The Company also provides the “Early Retirement Support Plan” to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2009, 2008 and 2007, the Company recorded ¥2,490 million, ¥3,053 million and ¥3,368 million of periodic payments in excess of previous projections and projected benefits based on factors including the history of benefit payments as selling, general and administrative expenses, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

15.	SHAREHOLDERS’ EQUITY

Effective May 1, 2006, a new companies act of Japan (the “Companies Act”) reformed and replaced the Commercial Code of Japan (the “Code”).

Common stock

Under the Companies Act, certain issuances of common stock, including conversions of bonds and notes and exercises of warrants issued, are required to be credited to the common stock account for at least 50% of the amount of properties contributed by persons who become shareholders at share issue.

Capital surplus and retained earnings

The Companies Act provides that an amount equal to 10% of distribution must be appropriated as additional paid-in capital or a legal reserve depending on the equity account charged upon the payment of such distribution until the total aggregate amount of capital surplus and legal reserve equals 25% of the common stock. The Companies Act also provides that common stock, capital surplus, legal reserve and unappropriated retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders, while it is no longer allowed to transfer a portion of retained earnings to the common stock account. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the above transfer under the Companies Act. Additional amounts recorded as capital surplus to conform with U.S. GAAP were ¥68,279 million at March 31, 2009 and primarily relate to accounting for warrants, business combinations and expenses for the issuance of common stock. When debt securities were previously issued with detachable stock purchase warrants, the portion of the proceeds which was allocable to the warrants was credited to capital surplus under U.S. GAAP. In addition, the step acquisition of the shares held by minority shareholders of a subsidiary by selling unissued shares of the Company was accounted for by the purchase method under U.S. GAAP rather than by the pooling of interests method which was prevailing in Japan when such business combinations occurred.

Pursuant to the resolution of the Board of Directors, the Company made free distributions of common stock in prior years. Such free distributions did not result in the transfer of retained earnings to common stock or capital surplus. Corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued. If such United States practice had been applied to the above free distributions of shares made on and after September 30, 1986, capital surplus at March 31, 2009 would have been increased by ¥87,860 million with a corresponding decrease in unappropriated retained earnings.

Dividends

Under the Companies Act, the amount available for distribution is calculated as of the effective date which is determined by the resolution of the shareholders at the shareholders’ meeting. Such amount is calculated based on the amount of capital surplus, exclusive of additional paid-in capital, and retained earnings, exclusive of retained earnings appropriated for legal reserve, recorded in the general books of account in accordance with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the calculation of the amount available for distribution under the Companies Act. The amount of retained earnings available for dividends would amount to ¥237,913 million, if the amount were to be calculated at March 31, 2009.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The Companies Act permits to pay dividends at any time during the fiscal year in addition to the year-end dividend upon resolution of shareholders at the shareholders’ meeting. A mid-year interim dividend may be paid by resolution of the Board of Directors, subject to limitations imposed by the Companies Act. See Note 13, “SHORT-TERM AND LONG-TERM DEBT,” for the right of certain creditors to review and approve the companies’ proposal for the payment of dividends.

Purchase by the Company of shares

The Companies Act permits the Company to purchase and hold its own shares. The Company is allowed to decide the number, amount and others of the shares to be acquired, not to exceed the amount available for distribution, subject to the prior approval of the shareholders at the shareholders' meeting. The Companies Act permits the Company to purchase its own shares through market transactions or tender offer upon the approval of the Board of Directors, as far as it is permitted under the Articles of Incorporation, subject to limitations imposed by the Companies Act. At the ordinary general meeting of shareholders held on June 24, 2004, it was approved that the Company amended the Articles of Incorporation to entitle the Board of Directors to purchase outstanding shares of the Company's own common stock by its resolution.

The Company may dispose of them, subject to the approval of the Board of Directors, unless otherwise specified in the Companies Act, or as far as the Articles of Incorporation do not require a resolution of the shareholders at the shareholders’ meeting. In addition, the Companies Act enables the Company to retire its own shares by resolution of the Board of Directors.

The Code

Effective May 1, 2006, the Companies Act reformed and replaced the Code, while Japanese companies were subject to the Code until April 30, 2006. Under the Companies Act, it is no longer allowed to transfer a portion of retained earnings to the common stock account, while it was allowed under the Code.

Under the Companies Act, additional paid-in capital is allowed to be transferred to common stock account by the approval of shareholders’ meeting, on the other hand it could be transferred by the resolution of the Board of Directors.

Under the Companies Act, the total amount of additional paid-in capital and legal reserve may be reversed without limitation. Under the Code, the aggregate amount of additional paid-in capital and legal reserve that exceeds 25% of common stock could be made available for dividends by resolution of the shareholders.

The Companies Act permits dividends at any time during the fiscal year upon resolution at the shareholders’ meeting. Under the Code, except for a mid-year interim dividend, it was permitted by approval by the ordinary general meeting of shareholders held subsequent to the fiscal year.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Accumulated other comprehensive income (loss)

Changes in each component of accumulated other comprehensive income (loss) for the years ended March 31, 2009, 2008 and 2007 are as follows:

	Millions of Yen
	2009	2008	2007
Unrealized Holding Gains and Losses on Available-for-Sale Securities:
Balance at beginning of year	¥140,446	¥258,922	¥216,099
Pre-tax amount of unrealized holding gains and losses on available-for-sale securities	(231,387)	(203,919)	89,910
Deferred income taxes	88,664	85,601	(32,663)

Adjustments for year (after income tax effect)	(142,723)	(118,318)	57,247

Pre-tax amount of reclassification adjustments	74,793	(504)	(24,804)
Deferred income taxes	(28,253)	346	10,380

Adjustments for year (after income tax effect)	46,540	(158)	(14,424)

Balance at end of year	¥44,263	¥140,446	¥258,922

Foreign Currency Translation Adjustments:
Balance at beginning of year	¥(135,196)	¥(9,409)	¥(83,279)
Pre-tax amount of translation adjustments	(277,790)	(145,615)	81,801
Deferred income taxes	29,036	18,439	(9,385)

Adjustments for year (after income tax effect)	(248,754)	(127,176)	72,416

Pre-tax amount of reclassification adjustments	(507)	1,267	2,780
Deferred income taxes	(161)	122	(1,326)

Adjustments for year (after income tax effect)	(668)	1,389	1,454

Balance at end of year	¥(384,618)	¥(135,196)	¥(9,409)

Minimum Pension Liability Adjustment:
Balance at beginning of year	—	—	¥(5,417)
Pre-tax amount	—	—	1,593
Deferred income taxes	—	—	(535)

Adjustments for year (after income tax effect)	—	—	1,058

Pre-tax amount of adjustment to initially apply SFAS No. 158	—	—	7,544
Deferred income taxes	—	—	(3,185)

Adjustments for year (after income tax effect)	—	—	4,359

Balance at end of year	—	—	—

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
	2009	2008	2007
Defined Benefit Pension Plans:
Balance at beginning of year	¥(32,160)	¥2,287	—
Pre-tax amount of defined benefit pension plan	(64,556)	(58,934)	—
Deferred income taxes	26,452	24,181	—

Adjustments for year (after income tax effect)	(38,104)	(34,753)	—

Pre-tax amount of reclassification adjustments	2,678	519	—
Deferred income taxes	(1,097)	(213)	—

Adjustments for year (after income tax effect)	1,581	306	—

Pre-tax amount of adjustment to initially apply SFAS No. 158	—	—	¥4,121
Deferred income taxes	—	—	(1,834)

Adjustments for year (after income tax effect)	—	—	2,287

Balance at end of year	¥(68,683)	¥(32,160)	¥2,287

Net Unrealized Gains and Losses on Derivatives:
Balance at beginning of year	¥1,135	¥8,930	¥2,439
Pre-tax amount of net unrealized gains and losses on derivatives	(24,526)	(3,403)	3,388
Deferred income taxes	8,833	13	447

Adjustments for year (after income tax effect)	(15,693)	(3,390)	3,835

Pre-tax amount of reclassification adjustments	2,959	(6,139)	4,289
Deferred income taxes	(860)	1,734	(1,633)

Adjustments for year (after income tax effect)	2,099	(4,405)	2,656

Balance at end of year	¥(12,459)	¥1,135	¥8,930

Accumulated Other Comprehensive Income (Loss)—Total:
Balance at beginning of year	¥(25,775)	¥260,730	¥129,842
Pre-tax amount	(518,336)	(416,728)	158,957
Deferred income taxes	122,614	130,223	(34,715)

Other comprehensive income (loss) for year (after income tax effect)	(395,722)	(286,505)	124,242

Pre-tax amount of adjustment to initially apply SFAS No. 158	—	—	11,665
Deferred income taxes	—	—	(5,019)

Adjustments to initially apply SFAS No. 158 (after income tax effect)	—	—	6,646

Balance at end of year	¥(421,497)	¥(25,775)	¥260,730

Note:	The pre-tax amount and deferred taxes about unrealized holding gains and losses on available-for-sale securities at March 31, 2007 has been corrected due to an immaterial error from ¥123,931 million and ¥(66,684) million to ¥89,910 million and ¥(32,663) million, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

16.	NET INCOME PER SHARE

The following is a reconciliation of basic net income per share to diluted net income per share for the years ended March 31, 2009, 2008 and 2007:

	2009			2008			2007
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income per Share:
Income from continuing operations	¥177,607	1,820,018	¥97.59	¥339,077	1,804,877	¥187.87	¥299,126	1,730,214	¥172.88
Income from discontinued operations—net (after income tax effect)	—	—	—	70,984	1,804,877	39.33	2,376	1,730,214	1.38

Net income available to common shareholders	177,607	1,820,018	97.59	410,061	1,804,877	227.20	301,502	1,730,214	174.26

Effect of Dilutive Securities:
Japanese yen convertible bonds	28	5,193		76	19,379		413	96,004

Diluted Net Income per Share:
Income from continuing operations	177,635	1,825,211	97.32	339,153	1,824,256	185.91	299,539	1,826,218	164.02

Income from discontinued operations—net (after income tax effect)	—	—	—	70,984	1,824,256	38.91	2,376	1,826,218	1.30
Net income available to common shareholders after effect of dilutive securities	¥177,635	1,825,211	¥97.32	¥410,137	1,824,256	¥224.82	¥301,915	1,826,218	¥165.32

17.	SEGMENT INFORMATION

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

Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The operating segment information for the year ended March 31, 2008 and 2007 has been restated to conform to the current year presentation.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ operating segment information, product information and geographic area information for the years ended March 31, 2009, 2008 and 2007 presented in conformity with SFAS No. 131 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen
Year ended March 31, 2009:	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,522,500	¥1,111,812	¥2,039,785	¥2,103,105	¥3,150,312	¥1,985,652	¥690,933	¥215,222

Gross profit	¥52,204	¥119,199	¥106,279	¥79,976	¥272,001	¥82,402	¥73,665	¥62,123

Operating income (loss)	¥17,387	¥104,526	¥15,973	¥24,185	¥214,083	¥18,986	¥(12,816)	¥23,781

Equity in earnings (losses) of associated companies	¥(1,256)	¥39,412	¥13,933	¥1,659	¥44,103	¥(3,786)	¥2,007	¥(10,542)

Net income (loss)	¥(4,766)	¥90,045	¥21,810	¥(10,209)	¥153,322	¥1,548	¥(31,365)	¥(14,511)

Total assets at March 31, 2009	¥523,034	¥782,074	¥1,400,813	¥546,046	¥1,476,420	¥616,569	¥556,367	¥576,509

Investments in and advances to associated companies at March 31, 2009	¥20,655	¥409,197	¥324,532	¥39,942	¥138,519	¥81,045	¥117,073	¥16,503

Depreciation and amortization	¥2,436	¥6,392	¥8,815	¥9,103	¥84,108	¥6,492	¥6,150	¥3,635

Additions to property leased to others and property and equipment	¥6,403	¥43,270	¥47,101	¥8,366	¥96,352	¥5,995	¥6,349	¥2,333

	Millions of Yen
Year ended March 31, 2009:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,517,443	¥527,323	¥480,678	¥15,344,765	¥2,898	¥262	¥15,347,925

Gross profit	¥115,976	¥22,155	¥26,586	¥1,012,566	¥2,879	¥861	¥1,016,306

Operating income (loss)	¥39,015	¥(1,947)	¥(1,568)	¥441,605	¥(2,914)	¥(44,020)	¥394,671

Equity in earnings (losses) of associated companies	¥(2,231)	¥335	¥1,023	¥84,657	¥49	¥101	¥84,807

Net income (loss)	¥(7,123)	¥(11,469)	¥30,582	¥217,864	¥6,490	¥(46,747)	¥177,607

Total assets at March 31, 2009	¥572,972	¥148,490	¥258,757	¥7,458,051	¥2,867,307	¥(1,961,115)	¥8,364,243

Investments in and advances to associated companies at March 31, 2009	¥31,392	¥15,534	¥55,180	¥1,249,572	¥1,847	¥24,071	¥1,275,490

Depreciation and amortization	¥10,042	¥1,153	¥677	¥139,003	¥636	¥7,487	¥147,126

Additions to property leased to others and property and equipment	¥15,303	¥11,964	¥1,074	¥244,510	¥356	¥8,772	¥253,638

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2008 (As restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,495,085	¥1,528,024	¥2,459,642	¥2,560,518	¥2,644,288	¥2,009,870	¥1,148,823	¥171,967

Gross profit	¥61,344	¥95,765	¥119,749	¥100,155	¥219,267	¥81,229	¥116,657	¥55,142

Operating income (loss)	¥25,600	¥78,970	¥30,110	¥42,776	¥172,455	¥16,584	¥18,967	¥20,879

Equity in earnings (losses) of associated companies	¥4,901	¥71,216	¥20,261	¥5,819	¥36,838	¥3,092	¥8,197	¥(1,858)

Net income (loss)	¥20,238	¥177,026	¥34,440	¥18,294	¥124,084	¥10,440	¥12,037	¥7,526

Total assets at March 31, 2008	¥632,329	¥916,150	¥1,533,937	¥806,412	¥1,668,621	¥674,230	¥760,764	¥645,348

Investments in and advances to associated companies at March 31, 2008	¥25,557	¥388,762	¥374,730	¥42,944	¥153,974	¥63,098	¥122,976	¥29,113

Depreciation and amortization	¥2,125	¥8,519	¥9,283	¥8,379	¥72,987	¥6,232	¥6,097	¥3,809

Additions to property leased to others and property and equipment	¥4,397	¥27,927	¥57,155	¥7,572	¥125,652	¥7,442	¥18,406	¥2,891

	Millions of Yen
Year ended March 31, 2008 (As restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,758,591	¥514,190	¥721,112	¥17,012,110	¥6,758	¥(9,812)	¥17,009,056

Gross profit	¥78,494	¥26,784	¥33,074	¥987,660	¥5,532	¥(5,115)	¥988,077

Operating income (loss)	¥7,272	¥1,768	¥7,616	¥422,997	¥(1,375)	¥(46,794)	¥374,828

Equity in earnings (losses) of associated companies	¥5,053	¥327	¥1,072	¥154,918	¥71	¥(721)	¥154,268

Net income (loss)	¥4,977	¥5,011	¥22,518	¥436,591	¥(7,101)	¥(19,429)	¥410,061

Total assets at March 31, 2008	¥677,129	¥205,712	¥360,508	¥8,881,140	¥2,831,483	¥(2,174,794)	¥9,537,829

Investments in and advances to associated companies at March 31, 2008	¥36,929	¥25,509	¥53,520	¥1,317,112	¥3,230	¥12,700	¥1,333,042

Depreciation and amortization	¥8,865	¥1,174	¥795	¥128,265	¥786	¥10,277	¥139,328

Additions to property leased to others and property and equipment	¥17,669	¥1,417	¥1,063	¥271,591	¥1,378	¥9,092	¥282,061

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2007 (As restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,398,061	¥1,469,063	¥2,187,052	¥2,331,633	¥2,038,054	¥1,917,825	¥1,457,175	¥180,437

Gross profit	¥57,766	¥110,974	¥101,911	¥95,582	¥123,871	¥81,336	¥129,983	¥60,489

Operating income (loss)	¥25,582	¥91,294	¥19,417	¥36,182	¥81,326	¥10,924	¥20,344	¥24,199

Equity in earnings of associated companies	¥3,121	¥60,313	¥21,396	¥4,933	¥44,394	¥3,789	¥8,661	¥1,960

Net income (loss)	¥20,559	¥98,354	¥33,200	¥20,768	¥75,658	¥(12,304)	¥16,605	¥14,631

Total assets at March 31, 2007	¥663,682	¥912,596	¥1,615,198	¥872,653	¥1,733,630	¥696,062	¥861,501	¥681,294

Investments in and advances to associated companies at March 31, 2007	¥22,014	¥264,364	¥383,405	¥46,754	¥558,650	¥57,013	¥112,686	¥33,898

Depreciation and amortization	¥1,826	¥6,832	¥7,737	¥7,220	¥29,644	¥6,757	¥7,661	¥3,326

Additions to property leased to others and property and equipment	¥3,311	¥21,357	¥101,384	¥11,462	¥142,792	¥5,455	¥19,249	¥6,277

	Millions of Yen
Year ended March 31, 2007 (As restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,265,859	¥478,515	¥623,879	¥15,347,553	¥7,250	¥(83,154)	¥15,271,649

Gross profit	¥78,287	¥25,447	¥30,678	¥896,324	¥4,344	¥(34,377)	¥866,291

Operating income (loss)	¥21,952	¥2,945	¥9,508	¥343,673	¥(4,353)	¥(56,519)	¥282,801

Equity in earnings of associated companies	¥3,878	¥300	¥695	¥153,440	¥121	¥(467)	¥153,094

Net income (loss)	¥15,833	¥4,136	¥22,001	¥309,441	¥5,845	¥(13,784)	¥301,502

Total assets at March 31, 2007	¥569,240	¥199,122	¥360,117	¥9,165,095	¥2,882,791	¥(2,234,574)	¥9,813,312

Investments in and advances to associated companies at March 31, 2007	¥38,336	¥14,918	¥44,120	¥1,576,158	¥10,456	¥957	¥1,587,571

Depreciation and amortization	¥7,074	¥1,023	¥701	¥79,801	¥1,101	¥7,043	¥87,945

Additions to property leased to others and property and equipment	¥6,839	¥1,151	¥621	¥319,898	¥1,927	¥5,531	¥327,356

Notes:	(1)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2009, 2008 and 2007 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
	(2)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
		Net loss of “Adjustments and Eliminations” for the year ended March 31, 2009 includes (a) ¥23,327 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥4,663 million for pension related items, and (c) ¥21,962 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on. (all amounts are after income tax effects)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Net loss of “Adjustments and Eliminations” for the year ended March 31, 2008 includes (a) ¥23,487 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥2,228 million for pension related items, and (c) ¥4,361 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on. (all amounts are after income tax effects)
Net loss of “Adjustments and Eliminations” for the year ended March 31, 2007 includes (a) ¥19,284 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,226 million for pension related items, and (c) ¥3,846 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on. (all amounts are after income tax effects)
The amounts reclassified to income from discontinued operations-net (after income tax effect) in accordance with SFAS No. 144 in the year ended March 31, 2008 and 2007 are included in "Adjustments and Eliminations."
(3)	Transfers between operating segments are made at cost plus a markup.
(4)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
(5)	As significant non-cash item, the amount of loss on write-down of securities of the “Consumer Service& IT” and “Chemical” were ¥35,235 and ¥30,000 million.

PRODUCT INFORMATION

	Millions of Yen
	Iron and Steel	Non-Ferrous Metals	Machinery	Electronics & Information	Chemicals	Energy
Year ended March 31, 2009:
Revenues	¥865,582	¥197,481	¥394,179	¥133,788	¥1,414,909	¥1,719,329

Year ended March 31, 2008:
Revenues	¥801,290	¥79,669	¥478,205	¥182,258	¥1,318,579	¥2,017,729

Year ended March 31, 2007:
Revenues	¥566,938	¥99,880	¥428,609	¥178,829	¥1,146,619	¥1,633,254

	Millions of Yen
	Foods	Textiles	General Merchandise	Property and Service Business	Consolidated Total
Year ended March 31, 2009:
Revenues	¥611,248	¥28,361	¥19,361	¥150,987	¥5,535,225

Year ended March 31, 2008:
Revenues	¥572,561	¥38,169	¥40,494	¥209,924	¥5,738,878

Year ended March 31, 2007:
Revenues	¥466,968	¥39,839	¥50,320	¥182,341	¥4,793,597

GEOGRAPHIC AREA INFORMATION

	Millions of Yen
	Japan	United States	China	All Other	Consolidated Total
Year ended March 31, 2009:
Total trading transactions	¥8,845,103	¥1,122,634	¥897,645	¥4,482,543	¥15,347,925

Year ended March 31, 2008:
Total trading transactions	¥9,285,913	¥1,323,829	¥1,119,083	¥5,280,231	¥17,009,056

Year ended March 31, 2007:
Total trading transactions	¥8,903,099	¥1,159,063	¥885,324	¥4,324,163	¥15,271,649

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Notes:	(1)	Total trading transactions are attributed to countries based on the location of customers.
	(2)	The Company provides total trading transactions instead of revenues, as certain costs related to revenues presented net in accordance with EITF No. 99-19 are not attributed to countries based on the location of customers.

	Millions of Yen
	Japan	Australia	United States	All Other	Consolidated Total
At March 31, 2009:
Long-lived assets	¥491,840	¥322,121	¥144,579	¥186,954	¥1,145,494

At March 31, 2008:
Long-lived assets	¥489,269	¥353,521	¥150,517	¥207,475	¥1,200,782

At March 31, 2007:
Long-lived assets	¥481,198	¥339,768	¥162,292	¥264,282	¥1,247,540

There were no individual material customers with respect to revenues for the years ended March 31, 2009, 2008 and 2007.

18.	SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen
	2009	2008	2007
Depreciation of property and equipment	¥132,912	¥125,668	¥77,617
Research and development expenses	3,472	3,983	3,935
Advertising expenses	8,125	8,353	9,892
Foreign exchange losses (gains)—net	34,726	(2,887)	(728)

19.	OTHER EXPENSE (INCOME)—NET

Other expense (income)—net for the years ended March 31, 2009, 2008 and 2007 consists of the following:

	Millions of Yen
	2009	2008	2007
Exploration expenses	¥16,620	¥10,279	¥1,165
Foreign exchange losses—net	34,726	1,288	4,042
Restructuring-related charges	—	—	1,939
Other	(4,871)	(8,606)	(6,680)

Total	¥46,475	¥2,961	¥466

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

20.	INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in normal effective statutory tax rates of approximately 41% for the years ended March 31, 2009, 2008 and 2007. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

A reconciliation between the normal statutory tax rate in Japan applied to income from continuing operations and the effective income tax rate on income from continuing operations for the years ended March 31, 2009, 2008 and 2007 is summarized as follows:

	%
	2009	2008	2007
Normal statutory tax rate in Japan applied to income from continuing operations before income taxes, minority interests and equity in earnings	41.0%	41.0%	41.0%
Increases (decreases) in tax rate resulting from:
Expenses not deductible for tax purposes and income not taxable—net	1.5	0.3	1.4
Application of lower tax rates to certain taxable income	(11.0)	(8.8)	(6.8)
Effect of taxation on dividends	(6.6)	1.1	4.0
Changes in valuation allowance—net	17.0	3.2	5.0
Higher tax rates for resource related taxes	8.9	6.6	1.9
Other—net	(2.5)	(0.8)	0.5

Effective income tax rate on income from continuing operations	48.3%	42.6%	47.0%

Amounts provided for income taxes for the years ended March 31, 2009, 2008 and 2007 are allocated as follows:

	Millions of Yen
	2009	2008	2007
Income taxes on income from continuing operations	¥119,415	¥171,237	¥145,268
Income from discontinued operations—net	—	48,813	15,581
Equity in earnings of associated companies	35,615	60,030	59,553
Other comprehensive (loss) income	(122,614)	(130,223)	68,736
Adjustment to initially apply SFAS No. 158	—	—	5,019

Total	¥32,416	¥149,857	¥294,157

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2009 and 2008 are as follows:

	Millions of Yen
	2009	2008
Deferred Tax Assets:
Accrued pension costs and liability for severance indemnities	¥40,416	¥13,754
Allowance for doubtful receivables	17,152	11,490
Estimated losses	63,707	20,073
Impairment loss of long-lived assets	35,936	34,990
Loss carryforwards of subsidiaries and associated companies	67,126	67,862
Foreign currency translation	37,783	15,526
Tax credit carryforwards	39,020	30,149
Other	20,554	25,075

Total deferred tax assets	321,694	218,919
Valuation allowance	(153,781)	(99,049)

Deferred tax assets—net	167,913	119,870

Deferred Tax Liabilities:
Property	105,570	113,453
Investment securities	72,494	144,966
Undistributed earnings	186,771	173,504
Foreign currency translation	3,819	13,240
Other	9,624	6,973

Deferred tax liabilities	378,278	452,136

Net deferred tax liabilities	¥(210,365)	¥(332,266)

Note:	The balances of tax effect of Tax credit carryforwards and Valuation allowance at March 31, 2008 have been corrected due to an immaterial error from ¥10,917 million to ¥30,149 million, and from ¥(79,817) million to ¥(99,049) million, respectively.

Net deferred tax liabilities at March 31, 2009 and 2008 are included in the Consolidated Balance Sheets as follows:

	Millions of Yen
	2009	2008
Current assets—Deferred tax assets—current	¥29,969	¥37,766
Deferred tax assets—Non-current	21,011	20,574
Current liabilities—Other current liabilities	(5,260)	(3,269)
Deferred tax liabilities—Non-current	(256,085)	(387,337)

Net deferred tax liabilities	¥(210,365)	¥(332,266)

The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries where it is more likely than not that a tax benefit will not be realized. During the years ended March 31, 2009, 2008 and 2007, the valuation allowances were increased by ¥54,732 million, increased by ¥18,704 million and increased by ¥5,363 million, respectively (the change of valuation allowance during the year ended March 31, 2008 has been corrected due to an immaterial error from the decrease by ¥528 million to the

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

increase by ¥18,704 million). For the years ended March 31, 2009, 2008 and 2007, adjustments of the beginning-of-the-year balance of the valuation allowances attributable to continuing operations were ¥15,247 million (loss), ¥376 million (loss) and ¥1,297 million (loss), respectively.

The tax benefits of operating loss carryforwards attributable to continuing operations for the years ended March 31, 2009, 2008 and 2007 were ¥6,790 million, ¥2,886 million and ¥15,669 million, respectively.

The amounts of undistributed earnings, which have been considered to be indefinitely reinvested into foreign subsidiaries and foreign corporate joint ventures, and for which deferred tax liabilities have not been recognized, were ¥794,675 million and ¥623,146 million at March 31, 2009 and 2008, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable. At March 31, 2009, certain subsidiaries had aggregate operating loss carryforwards of ¥128,829 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Millions of Yen
Within 5 years	¥46,450
After 5 to 10 years	22,244
After 10 to 15 years	1,715
After 15 years	58,420

Total	¥128,829

At March 31, 2009, certain subsidiaries had aggregate tax credit carryforwards of ¥ 39,020 million. If not utilized, such tax credit carryforwards expire within 3 years.

Income from continuing operations before income taxes, minority interests and equity in earnings for the years ended March 31, 2009, 2008 and 2007 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2009	¥(10,469)	¥257,776	¥247,307

Year ended March 31, 2008	¥145,369	¥256,635	¥402,004

Year ended March 31, 2007	¥105,333	¥203,841	¥309,174

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Income taxes on income from continuing operations for the years ended March 31, 2009, 2008 and 2007 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2009:
Current	¥31,849	¥106,572	¥138,421
Deferred	(2,507)	(16,499)	(19,006)

Total	¥29,342	¥90,073	¥119,415

Year ended March 31, 2008:
Current	¥81,902	¥91,373	¥173,275
Deferred	2,102	(4,140)	(2,038)

Total	¥84,004	¥87,233	¥171,237

Year ended March 31, 2007:
Current	¥55,044	¥79,296	¥134,340
Deferred	23,943	(13,015)	10,928

Total	¥78,987	¥66,281	¥145,268

On April 1, 2007, the companies adopted the provisions of FIN No. 48. The cumulative effect of applying the provisions of FIN No. 48 was recorded as a decrease of ¥5,113 million to retained earnings—unappropriated as of April 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of Yen
	2009	2008
Balance at beginning of year	¥8,343	¥27,425
Additions for tax positions of prior years	860	55
Additions for tax positions of current year	1,572	1,597
Reductions for tax positions of prior years	(194)	(20,121)
Settlements with tax authorities	(6,215)	—
Reductions due to lapse of statutes of limitation	(5)	(136)
Foreign currency translation adjustments and others	(61)	(477)

Balance at end of year	¥4,300	¥8,343

The total amounts of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of March 31, 2009 and 2008 were approximately ¥4,109 million and ¥8,318 million, respectively.

The companies recognize interest expense and penalties accrued related to uncertain tax positions in income taxes—current. For the years ended March 31, 2009 and 2008, the companies recognized a net reduction in interest expense and penalties of ¥93 million and ¥1,927 million, respectively. The companies had ¥278 million and ¥386 million for the payment of interest and penalties accrued as of March 31, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The Company was audited by the Tokyo Regional Taxation Bureau with regard to a transfer price taxation in connection with the LNG Project in Western Australia for the six fiscal years from the year ended March 31, 2000 to the year ended March 31, 2005. At the ends of June 2008, 2007 and 2006, the Company received notices of tax assessment from the Tokyo Regional Taxation Bureau for the years ended March 31, 2002, 2001 and 2000. Based on the notices of assessment, the taxable incomes were corrected by ¥10,039 million, ¥8,224 million and ¥4,863 million, respectively, and the additional tax liabilities for income taxes were ¥4,653 million, ¥3,686 million and ¥2,375 million, respectively. The Company paid the additional taxes. The Company disagreed with the assessment and registered its protest in August 2006, and in addition, lodged an application in November 2006 for the mutual agreement procedure pursuant to a provision in the tax treaty between Japan and Australia in order to settle the double taxation.

On December 3, 2008, the Company received a notice from the National Tax Agency of Japan that the mutual agreement procedure was settled and received a notice of the reduced tax assessment from the Tokyo Regional Taxation Bureau. The Company received a refund of tax on December 4, 2008. Also, an associated company which is an operating company of the LNG Project received a notice from the Australian tax authority that the mutual agreement procedure was settled, and the related income adjustment was settled.

The uncertain tax position regarding this matter was recorded in accordance with FIN No. 48 in the Consolidated Balance Sheets as of March 31, 2008. The Company recognized the tax benefit of this tax position based on the receipt of the notices above, and no uncertain tax position was recorded in the Consolidated Balance Sheets as of March 31, 2009.

As of March 31, 2009, the earliest tax years that remain subject to examination by major tax jurisdictions in which the companies operate are the year ended March 31, 2003 for Japan, the year ended March 31, 2007 for the United States of America, and the year ended March 31, 2005 for Australia.

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

The table below summarizes the companies’ guarantees as defined in FIN No. 45 at March 31, 2009 and 2008. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses.

The companies evaluate risks involved for each guarantee in an internal screening procedure before issuing a guaranty and regularly monitor outstanding positions and record adequate allowance to cover losses expected from probable performance under these agreements. The companies believe that any guarantee performance will not materially affect the consolidated financial position, results of operations, or cash flows of the companies at March 31, 2009.

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2009:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥32,091	¥101,428	¥133,519	¥27,854	¥188,036	¥1,322	2040
Guarantees for associated companies	9,889	64,137	74,026	7,023	127,528	2,998	2045
Guarantees to financial institutions for employees’ housing loans	—	6,493	6,493	—	6,493	—	2033

Total	¥41,980	¥172,058	¥214,038	¥34,877	¥322,057	¥4,320

Performance guarantees	¥1,402	¥9,928	¥11,330	¥3,653	¥11,330	¥22	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥35,979	¥612	¥36,591	¥30,660	¥36,591	—	2010
Minimum purchase price guarantees	—	8,936	8,936	—	8,936	¥357	2014

Total	¥35,979	¥9,548	¥45,527	¥30,660	¥45,527	¥357

Derivative instruments	¥28,569	¥5,401	¥33,970	—	¥33,970	¥5,231

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2008:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥11,028	¥65,021	¥76,049	¥17,912	¥130,378	¥470	2040
Guarantees for associated companies	23,152	49,399	72,551	2,172	77,686	2,494	2045
Guarantees to financial institutions for employees’ housing loans	—	7,693	7,693	—	7,693	—	2033

Total	¥34,180	¥122,113	¥156,293	¥20,084	¥215,757	¥2,964

Performance guarantees	¥6,906	¥12,951	¥19,857	¥5,421	¥19,857	¥459	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥56,335	¥101	¥56,436	¥42,938	¥56,436	—	2010
Minimum purchase price guarantees	—	10,290	10,290	—	10,290	—	2014

Total	¥56,335	¥10,391	¥66,726	¥42,938	¥66,726	—

Derivative instruments	¥53,240	¥29,775	¥83,015	—	¥83,015	¥645

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

other regions. The Company has pledged bank guarantees and performance bonds to the project owners, and in case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute bank guarantees and performance bonds to claim compensation for damages.

In the furtherance of its trading activities, a certain subsidiary has issued guarantees for the performance of contracts to a customer. The subsidiary would be required to make payment if a guaranteed party failed to fulfill its obligation, however it is not practicable to determine the maximum potential amount of future payment and the amount is not represented since the amount to be compensated is not specified in those guarantees. No liability is recorded since the companies believe that the likelihood of those guarantees to be performed is considered to be remote at March 31, 2009 and 2008.

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

Minimum purchase price guarantees

To support financing activities of a partner of the joint venture which owns interests in oil & gas producing fields, a certain subsidiary have a commitment to bid a certain amount for the sale of the partner’s stock by the bank which provides finance for the partner if the partner defaulted. The Company provides marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses, the Company issues market value guarantees of the aircraft for certain customers.

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

(5) Indemnification contracts

Indemnification for cargo delivery

The companies issued Discharging Letter of Indemnification (“DLOI”) to shipping companies for international trading activities. The maximum potential amount of future payments could not be estimated since the amount to be compensated is not specified in DLOI. No liability is recorded since the companies believe that there is little likelihood to incur any loss from DLOI except for a case in which the companies have been required to indemnify.

Joint obligation under membership agreement in commodity exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfalls apportioned among the non-defaulting members in the prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable, however no liability is recorded since the companies believe that there is little likelihood to be required to make any payments under these obligations is remote.

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

Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, has already exited from the business due to the downturn of the business environment caused by declining demand, however, the companies retained the obligation for the future maintenance service, because Bussan Housing Maintenance Co., Ltd. a 100% subsidiary, inherited the obligation of periodical inspection and maintenance service for a certain period after the completion.

A tabular reconciliation of changes in such liabilities for the product warranties for the years ended March 31, 2009, 2008 and 2007 is as follows:

	Millions of Yen
	2009	2008	2007
Balance at beginning of year	¥7,639	¥8,089	¥2,450
Payments made in cash or in kind	(1,018)	(563)	(775)
Accrual for warranties issued during the year	941	1,772	6,754
Changes in accrual related to pre-existing warranties	(1,028)	(1,659)	(340)

Balance at end of year	¥6,534	¥7,639	¥8,089

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

II.	LITIGATION

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

When evaluating whether the companies are the primary beneficiary of a VIE and must therefore consolidate the VIE, we perform a qualitative analysis that considers the design of the VIE, the nature of the companies’ involvement and the variable interests held by other parties. If that evaluation is inconclusive as to which party absorbs a majority of the VIE's expected losses or residual returns, a quantitative analysis is performed to determine who is the primary beneficiary.

Consolidated Variable Interest Entities

The VIEs that have been consolidated by the companies in accordance with FIN No. 46R are described by group aggregated in similar characteristics of risks and rewards of each VIE as follows (excluding consolidated VIEs where the companies also hold a majority of the voting interests in the entity unless the activities of the VIE are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements):

As lessees in lease contracts concluded with a lessor that has been established for those lease contracts in Europe, certain subsidiaries have issued residual value guarantees of the leased vessels. On the date of expiration of lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or be responsible for making up any shortfall between an actual sales price and the guaranteed value. The lessor of the leased vessels is a VIE (“Leasing VIE”), and the companies have consolidated the lessor as the primary beneficiary. The lessor is financed mainly by bank borrowings.

In addition, the companies hold beneficial interest and senior investment securities without voting rights of VIEs whose operations are investment management and real estate development (“Investment management VIEs” and “Real estate development VIEs”, respectively), for the years ended March 31, 2009 and 2008. The companies also hold a majority of the voting interest in a VIE whose primary activity is chartering a vessel, which is a single-lessee leasing arrangement (“Vessel chartering VIE”), for the year ended March 31, 2009. These VIEs are financed mainly by issuance of bond, issuance of stock including preferred securities, a combination of these, or borrowings.

The companies’ involvement with the above consolidated VIEs as of March 31, 2009 is as follows:

	Millions of Yen
		Amounts in the Consolidated Balance Sheets
Type of VIEs	Total Assets of VIEs	Assets	Liabilities
Leasing VIE	¥11,900	¥112	¥11,896
Investment management VIEs	6,371	6,344	23
Real estate development VIEs	4,943	4,943	3,730
Vessel chartering VIE	3,682	3,662	6

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Notes:	(1)	For Leasing VIE, liabilities are mainly short-term debt and deferred tax liabilities—non-current.
	(2)	For Investment management VIEs, assets are mainly cash and cash equivalents.
	(3)	For Real estate development VIEs, assets are mainly inventories, and liabilities are mainly long-term debt, less current maturities.
	(4)	For Vessel chartering VIE, assets are mainly property and equipment—at cost.

The total assets of Leasing VIE and the total assets of Investment management VIEs and Real estate development VIEs combined as of March 31, 2008 were ¥12,169 million and ¥25,555 million, respectively.

The consolidated Leasing VIE did not pledge any of its assets as collateral as of March 31, 2008. The consolidated real estate which includes land and buildings is collateral for Real estate development VIEs’ long-term debt, and the carrying amounts as of March 31, 2009 and 2008 were ¥4,745 million and ¥7,203 million, respectively, and were classified as real estate for sale, included in inventories in the Consolidated Balance Sheets.

In addition, the companies have agreements with loan owners of Real estate development VIEs to provide financial support by purchasing additional beneficial interest securities of the VIEs if any breach of loan contracts occurs.

The companies did not provide financial or other support to the VIEs for the year ended March 31, 2009.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees of Leasing VIE.

Several VIEs which the companies consolidated as of March 31, 2008 ceased to be consolidated during the year ended March 31, 2009 due to the companies’ withdrawal of interest in the VIE and the liquidation of one of the VIEs. The effect on the companies’ consolidated financial statements for the year ended March 31, 2009 was immaterial.

Non-consolidated Variable Interest Entities

The VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and LNG producing plants and equipment or to finance subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East, and Southeast Asia in the form of leases and loans. These entities are financed mainly by bank borrowings and issuance of stock including preferred securities.

The total assets of the non-consolidated VIEs in which the companies have significant variable interests, and the carrying amounts of assets and liabilities in the Consolidated Balance Sheets that relate to the companies’ variable interests in the VIEs, and the companies’ maximum exposure to loss as a result of the companies’ involvement with the VIEs as of March 31, 2009 were as follows:

Millions of Yen
Total Assets of VIEs	Assets and liabilities that relate to variable interests in VIEs		Maximum exposure to loss
	Carrying amounts of assets	Carrying amounts of liabilities
¥1,728,170	¥98,964	¥2,887	¥123,871

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Notes:	(1)	The assets that relate to the companies’ variable interestes in the VIEs are mainly investments and non-current receivables.
	(2)	The liabilities that relate to the companies’ variable interestes in the VIEs are mainly trade payables and advances from customers.

The total assets of the VIEs and the companies’ maximum exposure to loss as of March 31, 2008 were ¥1,503,516 million and ¥125,550 million, respectively. The total assets of the VIEs represent the most current information available to the companies.

The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to exceed greatly the anticipated loss. The liabilities that relate to the companies’ variable interests in the VIEs represent trade payables, advances from customers, and a liability as a guarantor recognized under FIN No. 45, while the maximum exposure to loss represents the amounts of investments, advances and guarantees provided by the companies to the VIEs at March 31, 2009.

The companies have not provided financial or other support to the VIEs for the year ended March 31, 2009.

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

For the year ended March 31, 2009, the companies did not record material exit or disposal costs, which are defined by SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

For the year ended March 31, 2008, the companies recorded impairment losses of long-lived assets of ¥1,425 million as exit or disposal costs, which are defined by SFAS No. 146. Of the total exit or disposal costs for the year ended March 31, 2008, ¥1,240 million was recorded in the Logistics & Financial Markets Segment. For the year ended March 31, 2007, the companies recorded total exit or disposal costs defined by SFAS No. 146 of ¥7,157 million, which consisted of losses on disposal and impairment of long-lived assets of ¥3,805 million, one-time termination benefits of ¥1,993 million, and other associated costs of ¥1,359 million. These exit or disposal costs were recorded in the Foods & Retail Segment of ¥3,801 million, and the Consumer Service & IT Segment of ¥1,763 million for the year ended March 31, 2007.

Exit or disposal activities for the years ended March 31, 2009 are expected to complete within the year ending March 31, 2010. Exit or disposal activities for the years ended March 31, 2008 and 2007 were completed in the years ended March 31, 2009 and 2008, respectively. There are no ending balances of liabilities for the exit or disposal costs at March 31, 2009 and 2008, and the ending balances of liabilities for the exit or disposal costs were immaterial at March 31, 2007.

There were no material individual exit or disposal activities for the year ended March 31, 2009 and 2008.

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

Hokushuren Co., Ltd., a former subsidiary reported in the Foods & Retail Segment, had been mainly engaged in the wholesale of food products in Japan. Due to restructurings, the companies recorded ¥598 million in impairment loss of long-lived assets and other associated costs of ¥633 million in other expense—net in the Statements of Consolidated Income for the year ended March 31, 2007.

Mitsui Bussan House-Techno, Inc., a subsidiary reported in the Consumer Service & IT Segment, had been mainly engaged in the detached custom-built house business. Due to demand decline, the Company decided to exit from this business field and recorded an impairment loss of long-lived assets of ¥199 million, a loss on disposal or sales of property and equipment of ¥151 million and other associated costs of ¥1,413 million, all of which are amounts before income tax effect, in income from discontinued operations—net (after income tax effect) in the Statements of Consolidated Income for the year ended March 31, 2007.

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

The notional amounts of the companies' derivative instruments as of March 31, 2009 are as follows:

Billions of Yen
Foreign exchange contracts	¥3,207
Interest rate contracts	1,927
Commodity contracts	57,264
Other contracts	23

Total derivative notional amounts	¥62,421

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the years ended March 31, 2009, 2008 and 2007.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the years ended March 31, 2009, 2008 and 2007.

The companies include the gain and loss on the hedged items in the same line item as the offsetting loss or gain on the derivative instruments designated as hedging instruments.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following table presents the gain/(loss) on hedged items and derivative instruments designated and qualifying in fair value hedge included within the statement of consolidated income for the three month periods ended March 31, 2009:

	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥3,968	Interest rate contracts and foreign exchange contracts	¥(4,356)
Other expense—net	Long-term debt	9,848	Foreign exchange contracts	(10,486)

Total		¥13,816		¥(14,842)

Cash flow hedges

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income (“OCI”) to the extent they are effective. The amounts in accumulated other comprehensive income (“AOCI”) are reclassified into earnings when earnings are affected by the hedged items.

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as interest income and expense when earnings are affected by the hedged items.

Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in AOCI is reclassified into earnings. These amounts were immaterial for the years ended March 31, 2008 and 2007, and a net loss of ¥10,255 million for the years ended March, 2009.

The estimated net amount of the existing gains or losses in accumulated other comprehensive income at March 31, 2009 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥2,527 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 12 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and the non-derivative financial instrument that is designated as, and is effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation is recorded as foreign currency translation adjustments within OCI to the extent it is effective as a hedge. The net amount of gains or losses included in the foreign currency translation adjustments at March 31, 2009 was shown in the following table. The net amount of gains or losses included in the foreign currency translation adjustments at March 31, 2008 was net gain of ¥25,215 million.

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

The following table presents the fair value of derivative instruments included within the Consolidated Balance Sheets as of March 31, 2009:

Derivative instruments designated as hedging instruments under SFAS No. 133

	Millions of Yen
Derivative instruments	Balance sheet location	Fair value	Balance sheet location	Fair value
Foreign exchange contracts	Derivative assets	¥8,276	Derivative liabilities	¥2,669
	Other Assets	13,960	Other Long-term Liabilities	1,865
Interest rate contracts	Derivative assets	537	Derivative liabilities	766
	Other Assets	25,600	Other Long-term Liabilities	7,762
Commodity contracts	Derivative assets	5,611	Derivative liabilities	1,814

Total		¥53,984		¥14,876

Derivative instruments not designated as hedging instruments under SFAS No. 133

	Millions of Yen
Derivative instruments	Balance sheet location	Fair value	Balance sheet location	Fair value
Foreign exchange contracts	Derivative assets	¥32,032	Derivative liabilities	¥43,513
	Other Assets	8,361	Other Long-term Liabilities	12,003
Interest rate contracts	Derivative assets	246	Derivative liabilities	119
	Other Assets	583	Other Long-term Liabilities	2,700
Commodity contracts	Derivative assets	4,380,103	Derivative liabilities	4,350,322
	Other Assets	1,381,968	Other Long-term Liabilities	1,374,221
Credit contracts			Derivative liabilities	221

Total		¥5,803,293		¥5,783,099

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Non-derivative designated as hedging instruments under SFAS No. 133

	Millions of Yen
Hedging instruments	Balance sheet location	Fair value
Foreign-currency-denominated debt	Current maturities of long-term debt	¥12,782
	Long-term Debt, less Current Maturities	77,670

Total		¥90,452

The following tables present the amount affecting the Statements of Consolidated Income for the three month periods ended March 31, 2009:

Derivative instruments in SFAS No. 133 fair value hedging relationships

	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥(260)
	Other expense—net	(10,486)
Interest rate contracts	Interest expense	(4,096)

Total		¥(14,842)

Derivative instruments in SFAS No. 133 cash flow relationships

	Millions of Yen
	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥5,260	Sales of products	¥(14,218)
		Sales of services	313
		Cost of services sold	(232)
		Other expense—net	4,012
Interest rate contracts	(1,046)	Interest income	(3,418)
Commodity contracts	4,388	Cost of products sold	(1,380)	Cost of products sold	¥(353)

Total	¥8,602		¥(14,923)		¥(353)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Derivative instruments and hedging instruments in SFAS No. 133 net investment hedging relationships

	Millions of Yen
	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥(9,595)			Other expense—net	¥975
Foreign-currency-denominated debt	(5,024)	Other expense—net	¥(319)

Total	¥(14,619)		¥(319)		¥975

Derivative instruments not designated as hedging instruments under SFAS No. 133

	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥959
	Cost of services sold	(184)
	Interest income	223
	Interest expense	(132)
	Other expense—net	(5,693)
Interest rate contracts	Other sales	(1,103)
Commodity contracts	Sales of products	(3,808)
	Other sales	(1,491)
	Cost of products sold	(979)
	Other expense—net	140
Credit contracts	Other expense—net	(117)

Total		¥(12,185)

Credit-risk-related contingent features

Certain of the companies’ derivative instruments mainly for commodity future, forward, option and swap contracts contain provisions that require the companies’ debt to maintain a certain credit rating from each of the major credit rating agencies such as Standard & Poor’s Services. If the credit rating of the companies’ debt is to fall below a designated credit rating, it will be in violation of these provisions, and the counterparties to the derivative instruments can request early termination or demand immediate and ongoing overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on March 31, 2009, was ¥1,602,043 million (¥70,442 million on the net basis of liability position after offsetting derivative assets against derivative liabilities in accordance with the adoption of FIN No. 39). We have posted collateral of ¥33,855 million in the normal course of business associated with these contracts. If the credit-risk-related

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

contingent features underlying these agreements were triggered on March 31, 2009, the aggregate fair value of additional assets that would be required to be posted as collateral and/or the aggregate fair value of assets needed to settle the instrument would be ¥36,934 million.

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

Marketable securities and other investments

See Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.” and Note 27, “FAIR VALUE MEASUREMENTS.”

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

See Note 27, “FAIR VALUE MEASUREMENTS.”

Foreign exchange forward contracts

The fair values of foreign exchange forward contracts are estimated based on market prices for contracts with similar terms.

See Note 27, “FAIR VALUE MEASUREMENTS.”

The estimated fair values of certain financial instruments at March 31, 2009 and 2008 were as follows:

	Millions of Yen
	2009		2008
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,328,151	¥3,328,151	¥3,927,874	¥3,927,874
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	358,676	360,390	331,741	332,499

Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	(2,055,416)	(2,055,416)	(2,887,981)	(2,887,981)
Long-term debt (including current maturities)	(3,408,206)	(3,476,001)	(3,372,915)	(3,432,107)

Derivative Financial Instruments (Assets):
Interest rate swap agreements			25,346	25,346
Currency swap agreements			30,817	30,817
Foreign exchange forward contracts			81,257	81,257

Derivative Financial Instruments (Liabilities):
Interest rate swap agreements			(5,446)	(5,446)
Currency swap agreements			(8,603)	(8,603)
Foreign exchange forward contracts			(64,727)	(64,727)

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

27.	Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes the fair value hierarchy that may be used to measure fair value which are provided as follows:

Level 1

Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2

Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:

(1)	Quoted prices for similar assets or liabilities in active markets

(2)	Quoted prices for identical or similar assets or liabilities in markets that are not active

(3)	Inputs other than quoted prices that are observable for the asset or liability

(4)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3

Unobservable inputs for the asset or liability.

Valuation Techniques

Primary valuation techniques used for each financial instruments measured at fair value are as follows:

Cash and cash equivalents

•	Cash and cash equivalents which mainly include financing bills and commercial papers with original maturities of three months or less are measured at fair value.

•	The market value of financing bills and commercial papers is considered by using quoted prices obtained from third parties. Cash and cash equivalents measured at fair value are classified as level 2.

Securities

•	Marketable equity securities and debt securities are measured at fair value.

•	Publicly-traded marketable equity securities are valued using quoted market prices and classified as level 1.

•

Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt, are valued using a discounted cash flow analysis or quoted prices obtained from third parties, and classified as level 2.

•

In the event of other-than-temporary decline in fair value of non-marketable equity securities and investments in associated companies, the fair value is determined based on the net assets value of its investment adjusted using cash flows and other factors that would impact the fair value. These are classified as level 3.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Derivative Instruments

•	Derivative instruments mainly consist of derivative commodity instruments and derivative financial instruments.

•

Exchange-traded derivative commodity instruments valued using quoted market prices are classified as level 1. The valuation for certain derivative commodity instruments is based upon adjusting quoted prices. These derivative commodity instruments are classified as level 2 or level 3 depending on the adjustment made.

•

Derivatives financial instruments classified as level 2 are mainly valued by a discounted cash flow analysis using foreign exchange and interest rates or quoted prices currently available for similar types of agreements.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2009 are as follows:

	Millions of Yen
	Fair value measurements using			Netting adjustments*	Total fair value
	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	—	¥1,498	—	—	¥1,498
Available-for-sale securities:
Marketable equity securities	¥398,676	—	—	—	398,676
Debt securities	—	85,290	—	—	85,290
Derivative assets	2,972	5,849,246	5,059	(5,479,748)	377,529

Total assets	¥401,648	¥5,936,034	¥5,059	¥(5,479,748)	¥862,993

Liabilities:
Derivative liabilities	¥3,638	¥5,771,858	¥22,479	¥(5,607,603)	¥190,372

*	Amounts represent the impact of legally enforceable master netting agreements that allow the companies to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended March 31, 2009 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, issuances, and settlements	Transfers in and/or (out of) Level 3	Ending balance	The amount of total gains or losses for the period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date
		Included in earnings	Included in other comprehensive income (loss)
Derivative assets (liabilities)—net	¥4,040	¥(2,560)	—	¥(953)	¥(17,947)	¥(17,420)	¥1,598

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Gains and losses (realized and unrealized) included in earnings for the year ended March 31, 2009 are recorded in The Statements of Consolidated Income as follows:

	Millions of Yen
	Other sales	Cost of products sold	Total gains (losses)
Total gains or (losses) included in earnings for the year	¥(3,271)	¥711	¥(2,560)
Change in unrealized gains or (losses) relating to assets still held at reporting date	838	760	1,598

Assets measured at fair value on a nonrecurring basis

Certain non-marketable equity securities and investments in associated companies are written down to fair value if the fair value of these investments has declined and such decline is judged to be other than temporary. These are primarily valued by unobservable inputs based on financial information obtained from counterparties or third parties.

Financial assets measured at fair value on a nonrecurring basis for the year ended March 31, 2009 are as follows:

	Millions of Yen
		Fair value measurements using
	Carrying value as of March 31, 2009	Level 1	Level 2	Level 3	Total losses
Non-marketable equity securities	¥31,914	—	—	¥31,914	¥38,400
Investments in associated companies	108,627	¥96,427	—	12,200	75,406

28.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen
	2009	2008	2007
Cash paid during the year for:
Interest	¥83,962	¥110,013	¥96,208
Income taxes, net of refunds (Note 20)	254,951	184,325	99,115
Non-cash investing and financing activities:
Exchange of shares in connection with business combinations and reorganizations involving investees :
Fair market value of shares received	29,600	26,787	3,987
Cost of shares surrendered	24,358	23,390	1,179
Common stock issued upon conversion of convertible bonds	4,159	28,616	54,806
Acquisitions of subsidiaries (Note 3):
Fair value of assets acquired	19,409	117,483	444,032
Fair value of liabilities assumed	7,383	59,000	277,691
Acquisition costs of subsidiaries	12,026	58,483	166,341
Non-cash acquisition cost	—	3,316	—
Pre-acquisition carrying amount of equity method investment	3,026	—	107,892
Cash acquired	7,792	2,951	46,975
Acquisitions of subsidiaries, net of cash acquired	1,208	52,216	11,474

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 69, “Disclosure about Oil and Gas Producing Activities,” this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized cost; and results of operations. Tables 4 and 5 present information on the companies’ estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as “Associated Companies,” for which the companies’ share of the investees’ information on oil and gas producing activities is presented in the following tables. The “Consolidated Companies” column includes activities in “Oceania and Asia” (Australia, New Zealand and Thailand), “Middle East” (Qatar and Oman) and “Others” (North America and Africa). The “Associated Companies” column includes activities in “Oceania” (Australia) and “Others” (Sakhalin/Russia, Thailand and Indonesia). The “Associated Companies” column of the following tables includes information on liquefied natural gas (“LNG”) producing activities as an integral part of natural gas producing activities.

The information below reflects the change in 2008 accounting treatment of Sakhalin II (included in others) from an equity accounted investment to external.

TABLE 1.	COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT*

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2009:
Acquisition of Proved Properties	¥7,177	—	—	—	—	¥7,177
Acquisition of Unproved Properties	3,872	—	¥564	—	—	4,436
Exploration	19,584	¥870	5,840	¥823	¥30	27,147
Development	45,733	6,771	2,864	14,822	3,948	74,138

Total Costs Incurred	¥76,366	¥7,641	¥9,268	¥15,645	¥3,978	¥112,898

Year Ended March 31, 2008:
Acquisition of Proved Properties	¥13,499	—	—	—	¥3,701	¥17,200
Acquisition of Unproved Properties	846	—	—	—	3,039	3,885
Exploration	11,464	¥397	¥2,895	¥647	63	15,466
Development	58,279	6,035	473	18,127	3,090	86,004

Total Costs Incurred	¥84,088	¥6,432	¥3,368	¥18,774	¥9,893	¥122,555

Year Ended March 31, 2007:
Acquisition of Proved Properties	¥7,609	—	¥53,835	—	—	¥61,444
Acquisition of Unproved Properties	1,204	—	27	—	—	1,231
Exploration	2,232	¥417	797	¥714	¥1,187	5,347
Development	30,304	19,691	1,195	15,173	103,370	169,733

Total Costs Incurred	¥41,349	¥20,108	¥55,854	¥15,887	¥104,557	¥237,755

*	Includes costs incurred whether capitalized or expensed and capitalized asset retirement costs incurred in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations”.

TABLE 2.	CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2009:
Proved Properties*	¥493,026	¥62,383	¥52,566	¥147,485	¥34,536	¥789,996
Unproved Properties	24,145	—	2,154	—	5,051	31,350

Gross Capitalized Properties	517,171	62,383	54,720	147,485	39,587	821,346
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	337,344	30,670	16,317	69,870	22,391	476,592

Net Capitalized Costs	¥179,827	¥31,713	¥38,403	¥77,615	¥17,196	¥344,754

Year Ended March 31, 2008:
Proved Properties*	¥423,241	¥58,240	¥53,719	¥182,443	¥36,944	¥754,587
Unproved Properties	18,968	—	781	—	4,493	24,242

Gross Capitalized Properties	442,209	58,240	54,500	182,443	41,437	778,829
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	243,506	21,780	10,945	90,329	23,014	389,574

Net Capitalized Costs	¥198,703	¥36,460	¥43,555	¥92,114	¥18,423	¥389,255

Year Ended March 31, 2007:
Proved Properties*	¥400,053	¥61,351	¥60,262	¥172,191	¥434,247	¥1,128,104
Unproved Properties	17,673	—	924	—	—	18,597

Gross Capitalized Properties	417,726	61,351	61,186	172,191	434,247	1,146,701
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	217,104	19,704	4,685	88,119	26,547	356,159

Net Capitalized Costs	¥200,622	¥41,647	¥56,501	¥84,072	¥407,700	¥790,542

*	Includes capitalized asset retirement costs in accordance with SFAS No. 143.

TABLE 3.	RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The companies’ results of operations from oil and gas producing activities are shown in the following table. In accordance with SFAS No. 69, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

	Millions of Yen
	Consolidated Companies			Associated Companies
	Oceania and Asia	Middle East	Others	Oceania	Others	Worldwide
Year Ended March 31, 2009:
Sales to Unaffiliated Enterprises	¥192,085	¥5,149	¥27,537	¥87,737	¥11,660	¥324,168
Transfers to Affiliated Enterprises	13,970	50,136	—	14,034	—	78,140

Total Revenues	206,055	55,285	27,537	101,771	11,660	402,308
Production Costs	29,382	4,849	10,330	27,186	3,922	75,669
Exploration Expenses	10,515	593	5,512	715	63	17,398
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	72,217	9,192	9,056	4,508	3,138	98,111
Income Tax Expenses	39,331	23,885	2,548	16,553	2,298	84,615

Results of Operations for Oil and Gas Producing Activities	¥54,610	¥16,766	¥91	¥52,809	¥2,239	¥126,515

Year Ended March 31, 2008:
Sales to Unaffiliated Enterprises	¥174,339	¥5,002	¥19,100	¥59,715	¥13,034	¥271,190
Transfers to Affiliated Enterprises	11,167	39,099	—	12,478	—	62,744

Total Revenues	185,506	44,101	19,100	72,193	13,034	333,934
Production Costs	17,683	4,023	6,308	22,868	4,532	55,414
Exploration Expenses	10,275	257	789	638	0	11,959
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	55,919	5,447	8,184	5,854	3,462	78,866
Income Tax Expenses	59,818	18,965	1,446	12,778	2,537	95,544

Results of Operations for Oil and Gas Producing Activities	¥41,811	¥15,409	¥2,373	¥30,055	¥2,503	¥92,151

Year Ended March 31, 2007:
Sales to Unaffiliated Enterprises	¥26,014	¥4,688	¥9,862	¥57,719	¥61,369	¥159,652
Transfers to Affiliated Enterprises	24,374	34,135	—	7,654	2,127	68,290

Total Revenues	50,388	38,823	9,862	65,373	63,496	227,942
Production Costs	5,463	3,409	2,863	20,116	18,444	50,295
Exploration Expenses	1,031	97	395	308	2,983	4,814
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	11,317	6,141	4,809	3,754	9,638	35,659
Income Tax Expenses	13,742	16,473	633	12,320	17,917	61,085

Results of Operations for Oil and Gas Producing Activities	¥18,835	¥12,703	¥1,162	¥28,875	¥14,514	¥76,089

TABLE 4.	PROVED RESERVE QUANTITY INFORMATION

The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2009, 2008 and 2007. The definitions used herein are in accordance with SFAS No. 25, “Suspension of Certain Accounting Requirements for Oil and Gas Producing Companies.”

Proved Developed and Undeveloped Reserves:

	Crude Oil, Condensate and Natural Gas Liquids*1						Natural Gas*1,*3
	Millions of Barrels						Billions of Cubic Feet
	Consolidated Companies			Associated Companies			Consolidated Companies			Associated Companies
	Oceania and Asia*4	Middle East	Others	Oceania	Others*5	Worldwide	Oceania and Asia*4	Middle East	Others	Oceania	Others*5	Worldwide
Reserves at April 1, 2006	55	23	—	39	104	221	80	40	—	801	1,789	2,710
Changes Attributable to:
Consolidation of a subsidiary	36	—	—	—	(17)	19	404	—	—	—	(191)	213
Revision of Previous Estimates (includes improved recovery)	(29)	1	—	4	1	(23)	(78)	(3)	—	(16)	38	(59)
Extensions and Discoveries	16	2	—	—	—	18	7	—	1	—	—	8
Purchases	5	—	16	—	7	28	27	—	40	—	38	105
Sales	—	—	—	—	—	—	—	—	—	—	—	—
Production	(11)	(3)	(1)	(6)	(4)	(25)	(96)	(6)	(3)	(45)	(6)	(156)

Reserves at March 31, 2007	72	23	15	37	91	238	344	31	38	740	1,668	2,821
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	29	(3)	1	2	(1)	28	449	1	(2)	2	(17)	433
Extensions and Discoveries	—	1	—	1	—	2	—	6	—	24	—	30
Purchases	—	—	—	—	—	—	—	—	—	—	177	177
Sales	(11)	—	—	—	(85)	(96)	(22)	—	—	—	(1,636)	(1,658)
Production	(16)	(3)	(2)	(5)	(1)	(27)	(107)	(6)	(5)	(44)	(3)	(165)

Reserves at March 31, 2008	74	18	14	35	4	145	664	32	31	722	189	1,638
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	4	2	1	3	—	10	33	17	(1)	36	(2)	83
Extensions and Discoveries	1	—	—	—	—	1	27	—	—	—	—	27
Purchases	1	—	—	—	—	1	6	—	—	—	—	6
Sales	—	—	—	—	—	—	—	—	—	—	—	—
Production	(19)	(3)	(2)	(5)	(1)	(30)	(98)	(5)	(5)	(44)	(2)	(154)

Reserves at March 31, 2009	61	17	13	33	3	127	632	44	25	714	185	1,600
Proved Developed Reserves*2:
Reserves at April 1, 2006	7	18	—	13	25	63	56	39	—	263	67	425
Reserves at March 31, 2007	46	18	11	21	24	120	299	19	24	385	11	738
Reserves at March 31, 2008	55	14	11	20	3	102	322	15	21	454	182	994

Reserves at March 31, 2009	44	14	10	21	3	92	353	29	15	392	181	970

*1	1 barrel of crude oil = 5,800 cubic feet of natural gas
*2	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 34 percent as of March 31, 2007 and relatively low. The expected costs to develop these undeveloped reserves were estimated to be ¥501,900 million in total as of March 31, 2007, which was included in “Future Development Cost” in Table 5. The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 64 percent as of March 31, 2008 and the expected costs to develop these undeveloped reserves were estimated to be ¥248,020 million in total as of March 31, 2008. This large proportion change was mainly due to the reduction of the companies interest in Sakhalin II project.
The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 64 percent as of March 31, 2009 and almost same level compared to the percentage as of March 31, 2008. The expected costs to develop these undeveloped reserves were estimated to be ¥368,673 million in total as of March 31, 2009.
*3	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.
*4	Includes total proved reserves attributable to Mitsui Oil Exploration Co., Ltd. of 19 million, 37 million and 32 million barrels of Crude oil, Condensate and Natural Gas Liquids and 265 billions, 636 billions and 584 billions of cubic feet of Natural Gas in March 2007, 2008 and 2009, as well as proved developed reserves of 18 million, 18 million and 19 million barrels of Crude oil, Condensate and Natural Gas Liquids and 227 billions, 294 billions and 339 billions of cubic feet of Natural Gas in March 2007, 2008 and 2009, respectively, in which there is a 49.7 percent, 48.5 percent and 46.5 percent minority interest.
*5	The decrease of 96 million barrels in sales of Crude oil, Condensate and Natural Gas Liquids and 1,658 billions of cubic feet in sales of Natural Gas in place was mainly related to the reduction of Mitsui’s interest in Sakhalin II project.

TABLE 5.	STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with SFAS No. 69. Estimated future cash inflows from production are computed by applying year-end prices to year-end quantities of estimated net proved reserves. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. Discounted future net cash flows are calculated using a discount factor of ten percent. The information provided does not represent management’s estimate of the companies’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under SFAS No. 69 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies’ future cash flows or value of their oil and gas reserves.

1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen
	Consolidated Companies				Associated Companies
	Oceania and Asia*1		Middle East	Others	Oceania	Others	Worldwide
At March 31, 2009:
Future Cash Inflows from Production	¥559,492		¥239,886	¥67,557	¥448,784	¥24,776	¥1,340,495
Future Production Costs	(153,394)		(18,553)	(23,846)	(82,104)	(3,539)	(281,436)
Future Development Costs*2	(255,091)		(27,803)	(18,431)	(62,207)	(2,722)	(366,254)
Future Income Taxes	(116,909)		(106,237)	(975)	(98,366)	(6,577)	(329,064)

Undiscounted Future Net Cash Flows	34,098		87,293	24,305	206,107	11,938	363,741
10% Annual Discount for Timing of Estimated Cash Flows	13,336	*3	(25,846)	(5,226)	(89,411)	(1,153)	(108,300)

Standardized Measure of Discounted Future Net Cash Flows	¥47,434		¥61,447	¥19,079	¥116,696	¥10,785	¥255,441

At March 31, 2008:
Future Cash Inflows from Production	¥996,390		¥281,462	¥148,446	¥943,422	¥77,112	¥2,446,832
Future Production Costs	(178,842)		(18,490)	(30,657)	(138,031)	(8,216)	(374,236)
Future Development Costs	(175,889)		(13,685)	(16,160)	(102,207)	(6,290)	(314,231)
Future Income Taxes	(337,761)		(135,034)	(22,523)	(221,343)	(29,743)	(746,404)

Undiscounted Future Net Cash Flows	303,898		114,253	79,106	481,841	32,863	1,011,961
10% Annual Discount for Timing of Estimated Cash Flows	(41,257)		(37,930)	(18,577)	(225,345)	(4,297)	(327,406)

Standardized Measure of Discounted Future Net Cash Flows	¥262,641		¥76,323	¥60,529	¥256,496	¥28,566	¥684,555

At March 31, 2007:
Future Cash Inflows from Production	¥605,040		¥256,299	¥126,713	¥756,082	¥1,525,078	¥3,269,212
Future Production Costs	(171,335)		(21,705)	(19,409)	(118,426)	(380,078)	(710,953)
Future Development Costs	(133,323)		(19,418)	(22,099)	(84,309)	(286,254)	(545,403)
Future Income Taxes	(101,264)		(115,547)	(12,990)	(176,844)	(153,647)	(560,292)

Undiscounted Future Net Cash Flows	199,118		99,629	72,215	376,503	705,099	1,452,564
10% Annual Discount for Timing of Estimated Cash Flows	(40,074)		(34,671)	(18,229)	(178,396)	(431,453)	(702,823)

Standardized Measure of Discounted Future Net Cash Flows	¥159,044		¥64,958	¥53,986	¥198,107	¥273,646	¥749,741

*1	Includes discounted future net cash flows attributable to Mitsui Oil Exploration Co., Ltd. of ¥61,214 million, ¥168,868 million and ¥21,899 million in March 2007, 2008 and 2009 respectively, in which there is a 46.5 percent, 48.5 percent and 49.7 percent minority interest.
*2	Includes cash-out for asset retirement obligations incurred in accordance with SFAS No. 143 “Accounting for Asset Retirement Obligations”.
*3	The positive figure for the 10% annual discount is mainly related to a large amount of cash outflow in a distant future period for asset retirement obligations related to operations in Gulf of Thailand.

2) Details of Changes for the Year

	Millions of Yen
	Consolidated Companies			Associated Companies			Worldwide
	2009	2008	2007	2009	2008	2007	2009	2008	2007
Present Value at April 1	¥399,493	¥277,988	¥174,763	¥285,062	¥471,753	¥272,955	¥684,555	¥749,741	¥447,718

Consolidation of a subsidiary	—	—	24,213	—	—	(11,464)	—	—	12,749
Sales/Transfers of Oil and Gas Produced, Net of Production Costs	(246,105)	(220,695)	(87,338)	(82,322)	(57,826)	(90,309)	(328,427)	(278,521)	(177,647)
Development Costs Incurred	55,368	67,381	51,190	18,770	21,217	118,543	74,138	88,598	169,733
Purchases of Reserves in Place	5,190	—	74,203	—	6,065	15,286	5,190	6,065	89,489
Extensions and Discoveries	26,907	14,075	22,012	—	13,636	—	26,907	27,711	22,012
Sales of Reserves	—	(44,026)	24	—	(267,723)	—	—	(311,749)	24
Net Changes in Prices, Development and Production Cost	(397,758)	383,154	91,332	(175,943)	77,619	84,037	(573,701)	460,773	175,369
Revisions of Previous Quantity Estimates*[1]	54,697	175,921	(91,821)	13,789	10,074	51,275	68,486	185,995	(40,546)
Accretion of Discount	39,949	27,799	17,476	28,506	47,175	27,296	68,456	74,974	44,772
Net Changes in Income Taxes	259,845	(135,031)	18,381	73,022	(36,286)	(51,066)	332,867	(171,317)	(32,685)
Others*[2]	(69,626)	(147,073)	(16,447)	(33,403)	(642)	55,200	(103,030)	(147,715)	38,753

Net Changes for the Year	(271,533)	121,505	103,225	(157,581)	(186,691)	198,798	(429,114)	(65,186)	302,023

Present Value at March 31	¥127,960	¥399,493	¥277,988	¥127,481	¥285,062	¥471,753	¥255,441	¥684,555	¥749,741

*1	Includes amounts resulting from changes in the timing of production.
*2	Main portion of “Others” is foreign currency transaction adjustments and increase or decrease of royalty due to revisions of previous reserves.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.
(Registrant)

Date: July 17, 2009	by	/s/ JUNICHI MATSUMOTO
Junichi Matsumoto Executive Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number		Document
1.1		The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2009 (English-language translation).

1.2		The Share Handling Regulation of Mitsui & Co., Ltd., as amended on January 5, 2009 (English-language translation).

1.3		The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on September 17, 2008 (English-language translation).

1.4	*	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on July 31, 2006 (English-language translation).

2.1		Deposit Agreement, dated as of October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts, as amended by Amendment No.1 dated as of January 4, 2006.

8.1		List of Subsidiaries of Mitsui & Co., Ltd.

11.1		Code of Ethics for Senior Financial Officers and Professionals.

11.2		Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1		Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2		Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1		Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2006.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.