Form 20-F
period 2010-03-31
MITSUI & CO LTD
filed 2010-08-13
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2010

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

Kenichi Hori, 81-3-3285-7533, K.Hori@mitsui.com

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

As of March 31, 2010, 1,824,821,883 shares of common stock were outstanding including

23,440,400 shares represented by an aggregate of 1,172,020 American Depositary Shares.

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

The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2010, 2009, and 2008 and the selected consolidated balance sheet data as of March 31, 2010 and 2009 below are derived from our audited consolidated financial statements prepared in accordance with U.S. GAAP, which are included elsewhere in this Form 20-F. The selected consolidated income statement data and the selected consolidated cash flow statement data for the years ended March 31, 2007 and 2006 and the selected consolidated balance sheet data as of March 31, 2008, 2007 and 2006 are derived from our previously published audited consolidated financial statements prepared in accordance with U.S. GAAP, which are not included in this Form 20-F. The consolidated financial statements as of March 31, 2010 and 2009 and for the years ended March 31, 2010, 2009 and 2008 have been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, whose report is filed as part of this Form 20-F.

The selected financial data have been prepared in accordance with U.S. GAAP and should be read in conjunction with, and are qualified in their entirety by reference to “Item 5. Operating and Financial Review and Prospects,” and our consolidated financial statements and notes thereto included elsewhere in this Form 20-F.

	In Billions of Yen, Except Amounts per Share and Common Stock Data
	As of or for the Years Ended March 31,
	2010	2009	2008	2007	2006
Consolidated Income Statement Data:
Results of Operations:
Revenues	¥4,096	¥5,505	¥5,715	¥4,777	¥4,020
Gross Profit	702	999	981	860	780
Equity in Earnings of Associated Companies—Net	131	121	213	213	141
Income from Continuing Operations before attribution of Noncontrolling Interests	168	209	383	315	228
Net Income attributable to Mitsui & Co., Ltd.	150	178	410	302	202
Income from Continuing Operations attributable to Mitsui & Co., Ltd. per Share:
Basic	82.48	95.74	186.71	172.18	133.89
Diluted	82.47	95.47	184.76	163.35	126.01
Net Income attributable to Mitsui & Co., Ltd. per Share:
Basic	82.12	97.59	227.20	174.26	126.26
Diluted	82.11	97.32	224.82	165.32	118.85
Cash Dividends Declared per Share	7	48	40	31	20
Cash Dividends Declared per Share in U.S. Dollars(1)	$0.08	$0.48	$0.35	$0.27	$0.17

	In Billions of Yen, Except Common Stock Data
	As of or for the Years Ended March 31,
	2010	2009	2008	2007	2006
Consolidated Balance Sheet Data:
Financial Position at Year-End:
Total Assets	¥8,369	¥8,364	¥9,538	¥9,813	¥8,574
Total Mitsui & Co., Ltd. Shareholders’ Equity	2,230	1,882	2,184	2,110	1,678
Total Equity	2,430	2,111	2,428	2,349	1,796
Long-term Debt, less Current Maturities	2,910	2,841	2,944	2,888	2,659
Common Stock	341	340	338	323	296
Other Information at Year-End:
Common Stock:
Number of Shares Outstanding (in Thousands)	1,824,822	1,821,158	1,816,640	1,784,627	1,722,954

	In Billions of Yen
	For the Years Ended March 31,
	2010	2009	2008	2007	2006
Consolidated Cash Flow Statement Data:
Cash Flows:
Net Cash Provided by Operating Activities	¥632	¥583	¥416	¥239	¥146
Net Cash Used in Investing Activities	(180)	(291)	(105)	(418)	(347)
Net Cash (Used in) Provided by Financing Activities	(214)	(10)	(185)	272	92

	For the Years Ended March 31,
	2010	2009	2008	2007	2006
Other:
Return on Equity(2)	7.3%	8.7%	19.1%	15.9%	14.5%
Number of Shareholders	134,564	130,019	105,338	102,324	121,503

(1)	The U.S. dollar amounts represent translations of the Japanese yen amounts at the rates in effect on the respective dividend payment dates.
(2)	Return on Equity is calculated as annual consolidated net income divided by average balance of Mitsui & Co., Ltd. shareholders’ equity between beginning date and ending date of each fiscal year.
(3)	Effective the year ended March 31, 2010, we adopted Accounting Standards Codification (“ASC”) 810-10-65, “Consolidation-Transition Related to Financial Accounting Standards Board (“FASB”) Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin (“ARB”) No.51,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No.160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51.”
As a result of the adoption of this section, Net Income changes to Net Income attributable to Mitsui & Co., Ltd.
(4)	In accordance with ASC205-20, “Presentation of Financial Statements-Discontinued Operations,” which was formerly SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the figures for the year ended March 31, 2009, 2008, 2007 and 2006 relating to discontinued operations have been reclassified.

(5)	In the statements of consolidated income, tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the year ended March 31, 2010. At the same time, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” has been changed to “Equity in Earnings of Associated Companies—Net.” The amounts of tax effects on investments in associated companies for the years ended March 31, 2009, 2008, 2007 and 2006 have been reclassified to conform to the current year presentation.

Exchange Rate Information

The information set forth below with respect to exchange rates is based on the daily exchange rate data for Japanese yen of the Federal Reserve Board. These rates are provided solely for the convenience of the reader and are not the exchange rates used by us in the preparation of our consolidated financial statements included in this annual report.

The official exchange rate on July 30, 2010 was ¥86.43 = U.S.$1.00. The following table sets forth the high and low official noon buying rates for Japanese yen of the Federal Reserve Board in each month of the previous six months.

	Yen per U.S. Dollar
	High	Low
July 2010	88.59	86.40
June 2010	92.33	88.39
May 2010	94.68	89.89
April 2010	94.51	92.03
March 2010	93.40	88.43
February 2010	91.94	88.84

The following table sets forth the average exchange rate for each of the last five fiscal years. We have calculated these average rates by using the rate on the daily exchange rate data for Japanese yen of the Federal Reserve Board on the last business day of each month during the relevant fiscal year.

Yen per U.S. Dollar
Year Ended March 31,	Average Rate
2010	¥92.49
2009	100.85
2008	113.61
2007	116.55
2006	113.67

Fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect the U.S. dollar equivalent of the Japanese yen-denominated prices of Mitsui’s shares and, as a result, will affect the market prices of Mitsui’s ADSs in the United States.

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

The decline in the volume of trade and the flow of goods and materials resulting from the worldwide economic downturn may adversely impact our business, results of operations and financial condition.

Our global business activities are affected by economic conditions both globally and regionally. Among other locations, we are particularly vulnerable to downward economic trends in Japan, China and the United States. An economic downturn may cause a reduction in the flow of goods and materials, a decline in consumer spending and capital investment, and subsequently a decline in demand from our customers for our products and services, which may have an adverse impact on our business, results of operations and financial condition. For further discussion about the impact of economic conditions on our results of operations for the years ended March 31, 2010 and 2009, see “Item 5.A. Operating Results—Results of Operations—Summary of Operations for the Years Ended March 31, 2010 and 2009.”

Fluctuations in commodity prices, especially crude oil, iron ore, coal and copper, may adversely affect our business, results of operations and financial condition.

We are engaged in trades in and, as the case may be, production of a variety of commodities in the global commodities market including mineral resources, energy, chemical and agricultural products. Among others, significance of operating results from our mineral resources and energy producing activities in our overall operating results has considerably intensified, reflecting the rising prices of such commodities as well as increased production in these operations. Unexpected movements in commodity prices may adversely affect our business, results of operations and financial condition.

For further information about the impact by commodity price fluctuations on our results of operations for the year ended March 31, 2010 and in the future, see “Item 5.A. Operating Results—Results of Operations—Operating Results by Operating Segment.”

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

The recent trend has been for the Japanese yen to appreciate in value against the U.S. dollar. For example, the average U.S. dollar-Japanese yen exchange rate during the year ended March 31, 2010 was 92.61 yen = U.S. $1, representing Japanese yen appreciation of 8.0% compared to the prior year. In addition, the Japanese yen has further appreciated to the upper 80s range against the U.S. dollar as of the filing of this 20-F. Yen appreciation generally has the effect of reducing our net income. For example, we approximate that yen appreciation by 1 yen against U.S. $1, Australian $1 and Brazilian R$1 would have the net effect of reducing net income by approximately 0.9 billion yen, 2.1 billion yen and 0.7 billion yen, respectively, for the year ending March 31, 2011. See “Item 3.A. Selected Financial Data—Exchange Rate Information”, “Item 5.A. Operating Results— Summary of Operation for Years ended March 31, 2010 and 2009—Impact of Foreign Currency Exchange Fluctuation on Operating Results for 2010” and “Item 5. B. Liquidity and Capital Resources.”

We are subject to diverse counterparty credit risks which our management policy for credit exposure cannot eliminate entirely.

We are exposed to diverse counterparty credit risks reflecting a variety of businesses. For example:

•

Many of our customers purchase products and services from us on credit. At March 31, 2010, current trade receivable (less unearned interest and allowance for doubtful receivables—current) was ¥1,819.0 billion, representing 21.7% of our total assets and recognized losses for doubtful receivables—current for the year ended March 31, 2010 and balance of the allowance for doubtful receivables—current were ¥6.2 billion and ¥18.4 billion, respectively;

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

We are exposed to risks associated with interest rate fluctuations, which may affect our overall operational costs and the value of our financial assets and liabilities, particularly our significant debt obligations, including ¥241.4 billion short-term debt and ¥3,230.3 billion long-term debt as of March 31, 2010. An increase in interest rates, especially in Japan and the United States, may adversely affect our results of operations.

For information on our funding sources, see “Item 5.B. Liquidity and Capital Resources.”

If the value of assets for which we act as lessor, such as real property, rolling stock, ocean transport vessels and equipment declines, we may record significant impairment losses.

Assets for which we act as lessor, such as real property, rolling stock, ocean transport vessels and equipment are exposed to potential significant impairment losses due to the decline in the value of these assets. As of March 31, 2010, the value of these assets in which we act as lessor, presented on our Consolidated Balance Sheets as “Property leased to others—at cost, less accumulated depreciation,” was ¥224.0 billion. The carrying amounts of these assets in which we act as lessor are affected by certain factors which are beyond our control such as their global supply and demand, prevailing interest rates, prices of relevant products and services and regional and/or global cyclical trends. Any adjustments for impairment losses with respect to such assets may have an adverse effect on our results of operations and financial condition.

For information on our accounting policies and estimates with respect to impairment on long-lived assets, see “Critical Accounting Policies and Estimates—Impairment of Long-Lived Assets” of “Item 5.A. Operating Results.”

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

For information on our accounting policies and estimates with respect to pension benefit costs, see “Critical Accounting Policies and Estimates” of “Item 5.A. Operating Results” and Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES,” to our consolidated financial statements.

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

Due to our significant investments in marketable equity securities, a substantial decline in the stock market could negatively affect our investment portfolio.

A significant portion of our investment portfolio consists of marketable equity securities. At March 31, 2010, our marketable equity securities were carried at a fair value of ¥475.2 billion, representing 5.7% of our total assets. While we periodically review our investment portfolio volatility, a decline in the equity securities market could negatively impact the value of our investment portfolio and our results of operations and financial condition.

For information on our accounting policies and estimates with respect to impairment of marketable securities, see “Critical Accounting Policies and Estimates” of “Item 5.A. Operating Results.”

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

Various types of businesses worldwide sometimes expose us to risks associated with regional political and economic instabilities. Furthermore, some of our business activities may be exposed to concentration risk in particular industries located in specific regions or countries. For example:

•	In Russia and Brazil, we have significant interests in the exploration, development and production of mineral resources and energy.

•	In Indonesia, we actively participate in infrastructure projects, including the operation of power plants, and maintain a nationwide motorcycle retail finance business.

As a result, declining levels of trading activities or asset volumes in specific sectors in certain regions or countries could have a disproportionately negative effect on our business, results of operations and financial condition.

For more information, see “Energy Segment”, “Mineral & Metal Resources Segment” and “Machinery & Infrastructure Projects Segment” of “Item 4.B. Business Overview” and “Critical Accounting Policies and Estimates” of “Item 5.A. Operating Results.”

We may not be able to successfully restructure or eliminate unprofitable or underperforming subsidiaries or associated companies in a timely manner and any efforts to do so may not improve our results of operations and financial condition.

As of March 31, 2010, we had 292 consolidated subsidiaries and 169 associated companies. We have been continuously restructuring underperforming businesses of our consolidated subsidiaries and associated companies from the viewpoint of operational efficiency as well as profitability. If we fail to successfully restructure or eliminate our underperforming subsidiaries and associated companies in a timely manner or if these efforts fail to improve our business operations as contemplated, our business operations may become less efficient and our results of operations and financial condition may be adversely affected.

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

Reflecting the rising prices of mineral resources and oil and gas as well as increased production in recent years, exploration, development and production of mineral resources and oil and gas are becoming more significant to our results of operations and financial condition. Mining and oil and gas projects involve risks, such as the following:

•	development of projects may face schedule delays or cost overruns due to difficulties in technical conditions, procurement of materials, financial conditions and government regulations;

•

reserves are estimated based on available geological, technical, contractual and economic information, and thus actual development and production may significantly differ from originally estimated reserves; and

•	exploration activities may not produce successful results as originally expected due to technical difficulties in estimating the likelihood of success.

We participate as a non-operator in many of these projects. Under these circumstances, we carefully consider the business potential and profitability of projects based on the information and data provided by operators, who substantially control operations of such projects, including decision-making in the course of development and production. In addition to the above-mentioned risks, an operators’ failure in managing those projects may adversely affect our results of operations and financial condition.

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

Mitsui and its United States subsidiary, Mitsui & Co. (U.S.A.), Inc. are shareholders of Coronet Industries Inc. (“Coronet”), a former manufacturer of animal feed supplements, each with 18% and 12% share interest respectively. Coronet has been working with the U.S. Environmental Protection Agency (“EPA”) and the State of Florida on an investigation on environmental conditions related to its prior operations at its facility in the state of Florida. In addition, Coronet has been named as defendant in a civil action initiated by several hundreds of residents residing in areas adjacent to the facility. Mitsui and Mitsui & Co. (U.S.A.), Inc., together with prior owners of Coronet’s assets, have been named as defendants in such action.

We face significant uncertainty regarding the oil spill incident at the Mississippi Canyon 252 Block in the Gulf of Mexico.

A third-party semi-submersible drilling rig, known as the Deepwater Horizon rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced an explosion on April 20, 2010, which sank the drilling rig and resulted in a spill of hydrocarbons from the well. MOEX Offshore 2007 LLC, a 100% subsidiary of MOEXUSA Corporation, has a 10% working interest in the Mississippi Canyon 252 block as a non-operator. MOEX USA Corporation is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd., which in turn is a 69.91%-owned subsidiary of Mitsui. A 25% working interest in the block is held by an affiliate of Anadarko Petroleum Corporation. BP Exploration and Production Inc., an affiliate of BP p.l.c. (BP Exploration and Production Inc. and BP p.l.c. are hereinafter collectively called “BP”), and the holder of the 65% working interest in the block, which is the operator of the block, as well as other companies and governmental agencies continue to work on operations to stem the flow of oil and to collect and disperse oil that has reached the surface of the sea.

MOEX Offshore 2007 LLC has received, and expects to continue to receive, invoices from BP seeking reimbursement of costs incurred by BP related to BP’s response to the Deepwater Horizon incident. As of the date of this annual report, the aggregate amount of costs covered by these invoices is approximately US$974 million. Mitsui Oil Exploration Co., Ltd., MOEX USA Corporation, MOEX Offshore 2007 LLC and Mitsui & Co. (U.S.A.), Inc. have been named as defendants in various legal actions. In light of the numerous ongoing investigations that are currently taking place to determine the facts and circumstances surrounding the incident, the numerous lawsuits that are pending and the others that are expected to be commenced against MOEX Offshore 2007 LLC and its affiliates and the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, MOEX Offshore 2007 LLC is undertaking a very careful and independent review of BP’s claims for reimbursement. For the reasons expressed above, MOEX Offshore 2007 LLC is withholding payment of the referenced invoices, pending further discussions with BP and the resolution of the outstanding issues referenced above.

Given our indirect equity interest in a non-operating holder of the lease on which the rig was drilling, and in light of the ongoing issues referenced above, we currently are unable to estimate the potential liability of MOEX Offshore 2007 LLC or its affiliates, if any, resulting from the incident. However, there can be no assurance that (a) MOEX Offshore 2007 LLC or its affiliates will not be required to contribute to the cost of the ongoing clean-up and other costs associated with the incident as a result of governmental actions, initiatives or proceedings, (b) current and future legal proceedings against MOEX Offshore 2007 LLC or its affiliates brought by governmental or private parties, which may involve civil and criminal claims for damages, penalties or injunctive relief, will not result in substantial liability for MOEX Offshore 2007 LLC or its affiliates, (c) the indemnification provisions of the operating agreement relating to the well, or coverage under insurance policies with respect to the incident will be available or adequate to cover any claims made under the operating agreement or otherwise and (d) the holders of interests in the lease, their affiliates and others will be able to agree to a mutually acceptable allocation of the costs associated with the incident or their ability to pay their share thereof, including to resolve outstanding and future requests for reimbursement of costs made by BP. As a result, given these factors and the magnitude of the incident and the ongoing clean-up efforts, any such liability could have a material adverse effect on our results of operations and financial condition.

We are subject to extensive laws and regulations in Japan and other countries throughout the world. Changes in these laws and regulations could adversely affect our results of operations and financial condition.

Our business operations are subject to extensive laws and regulations in Japan and other countries throughout the world. Our operations are subject to laws and regulations governing, among other things, commodities, consumer protection, business and investment approvals, environmental protection, currency exchange control, import and export (including restrictions from the viewpoint of national and international-security), taxation, and antitrust. Moreover, many of our infrastructure projects in developing countries are subject to less developed legal systems. As a result, our costs may increase due to factors such as the lack of a comprehensive set of laws and regulations, an unpredictable judicial system based on inconsistent application and interpretation of laws and regulations, and changing practices of regulatory and administrative bodies. For example, we are subject to sudden and unpredictable changes to:

•	tariffs for products and services that we provide;

•	technical specifications with respect to environmental regulations;

•	income tax and duty rates; and

•	foreign exchange controls with respect to repatriation of investments and dividends.

Furthermore, while we are involved in the exploration, development and production activities through various contractual arrangements, the contracts may not be honored or extended when they expire. Moreover, the regulatory bodies of these areas may unilaterally interfere and alter the contractual terms of our oil and gas as well as mineral resource producing operations involving production rates, pricing formulas, royalties, environmental protection cost, land tenure or otherwise. If these regulatory bodies unilaterally alter such contractual terms or if we are unable to comply with any new laws and regulations, our business, results of operations and financial condition could be adversely affected.

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

Climate change could adversely affect our results of operations.

Among extreme weather conditions which have been increasing recently due to climate change, intense storms, especially hurricanes and cyclones, which are strong tropical depressions in the Atlantic and South Pacific oceans, respectively, may cause a material negative impact on production and shipments of our mineral resources, coal, oil and gas, and salt producing operations, leading us to recognize increased costs and/or decreased sales volumes. In case that mining sites, productive facilities, and infrastructure used for shipments such as roads, railways and ports, are seriously damaged by extreme weather conditions, operations and shipments could stop for indeterminate periods. Extreme weather conditions could also adversely affect foods raw material producing activities in which we have investments.

Initiatives to reduce greenhouse gases, which are said to be the root cause of climate change and global warming, are undertaken globally, such as the Kyoto Protocol, which came into effect for that objective. Introduction of government-imposed greenhouse gas emission restrictions including environmental tax, and cap and trade schemes of emission credit could adversely affect the results of our businesses which use fossil fuel and emit a large amount of greenhouse gas, such as independent power producing businesses where we have minority share holdings.

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

History

Mitsui Bussan Kabushiki Kaisha (“Mitsui & Co., Ltd.” in English) was originally incorporated on July 25, 1947, as Daiichi Bussan Kabushiki Kaisha, a corporation (Kabushiki Kaisha) under the Commercial Code of Japan with common stock of ¥195,000. We were originally listed on the Tokyo Stock Exchange in May 1949.

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

During this period, we suffered losses with respect to Iran-Japan Petrochemical Company. These losses were a result of the petrochemical manufacturing complex being damaged by military attacks, causing the project to finally be dissolved in 1991.

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

While having been participating in the development of natural resources since the 1960s such as oil, gas and iron and steel raw materials, we reinforced those activities in recent years. In the oil and gas area, we made final investment decision (“FID”) of Sakhalin II project phase 1 in 1997 and FID of the phase 2 in 2003. In 2004, we also acquired a 40% ownership interest in oil production license and exploration permit located in the North West Shelf area in Australia, including those of Enfield and Vincent oil fields. In February 2010, we entered into an agreement with Anadarko Petroleum Corporation to participate in the development and production of the Marcellus Shale gas project in Pennsylvania, U.S.A. In the steel raw material area, we purchased an ownership interest in Valepar S.A., the controlling shareholder of Vale. S.A. (the former “Companhia Vale do Rio Doce”, which has been renamed legally effective May 22, 2009) in 2003.

Medium-Term Management Outlook Announced in May 2006

Mitsui established and announced a new Medium-Term Management Outlook in May 2006, based on a company-wide consideration of the business activities that we should develop over the next three-to-five years (namely, years ending March 31, 2009 to 2011). During the period, we executed new investments and loans amounting to ¥2,360.0 billion while we made asset divestitures amounting to ¥1,250.0 billion. The breakdown of these investments and loans was as follows: the Mineral Resources and Energy accounted for ¥1,050.0 billion mainly for large-scale projects under development such as Sakhalin II, and to expand existing projects such as our LNG project in Western Australia and iron ore and coal production in Australia; the Global Marketing Networks, particularly in steel products, chemical products and machinery, accounted for ¥600.0 billion, taking further steps to strengthen and reorganize our existing business portfolio; the Consumer Services accounted for ¥385.0 billion to build our operations on promising new business domains; the Infrastructure accounted for ¥1,250.0 billion, selectively investing in superior project opportunities.

For further information, including the development of investing activities for the years ended March 31, 2010 and 2009, also see “Item 5.B. Liquidity and Capital Resources.”

Medium-term Management Plan to March 31, 2012 “Challenge and Innovation 2012”—Stronger Mitsui & Co., Ltd., more distinctive and respected Mitsui & Co., Ltd.

We formulated our new Medium-term Management Plan covering the period until March 31, 2012 which is in line with the vision outlined in our Long-Term Management Vision “Dynamic Evolution as a 21st Century Global Business Enabler” announced in March 2009. Based on this new Medium-term Management Plan, we will seek to further strengthen our earnings base and to demonstrate our business engineering capabilities to transform Mitsui & Co., Ltd. into “a stronger company” and “a more distinctive and respected company.” Four key strategies of the Medium-term Management Plan are: (a) Reinforcement of the earnings base and business engineering capabilities, (b) Acceleration of the implementation of global strategy and strategic deployment of human resources to bolster such acceleration, (c) Evolution of portfolio strategies and (d) Enhancement of the management system to support a strong company.

(a)	Reinforcement of the earnings base and business engineering capabilities

•	Continuous efforts to increase equity production in Mineral Resources and Energy areas
We will seek to complete the development of large-scale projects, such as the shale gas project in the U.S., and expand and optimize existing projects such as iron ore and coal projects in Australia, while acquiring new high quality assets. We also seek to maximize value of our assets by enhancing our global marketing functions.

•	Reinforcement of our earnings base of non-resource businesses
We will seek to expand our trading activities and investments in emerging economies, particularly in Asia. In doing so, we intend to leverage our global marketing network to accelerate investments with a special focus toward upstream portion in each value chain. We also aim to continue responding to the growing needs to upgrade infrastructure related to power generation, water supply and transportation and also secure stable sources for related raw materials. We also intend to demonstrate our business engineering capabilities to develop new business models in areas such as motor vehicles, medical healthcare and agriculture products.

•	Strategy on environment and energy
We will make efforts to further strengthen the gas value chain ranging from the resources themselves to power generation and distribution facilities. We will also continue with our efforts on renewable energy such as wind and solar power. In addition, we will seek to develop new businesses aiming to provide industrial solutions to environmental protection such as infrastructure business for low-carbon emission society, recycling business and emission trading.

•	Reinforcement of our foothold in domestic businesses
We will focus on further strengthening our domestic customer base which we can leverage to further accelerate globalization of our businesses. In doing so, we will take a proactive approach in consolidating businesses and industries.

We have developed key policies by dividing up our business into the following four areas, as outlined below.

Mineral Resources & Energy

•      Maintain and improve the earnings base by acquiring high quality assets and carrying out recycling of our existing assets

•      Complete the development of existing large-scale projects and enhance their competitiveness

•      Strengthen global marketing to address the increase in demand from emerging economies

•      Provide industrial solutions to environmental issues and develop new businesses with sights set on the future

Global Marketing Networks (particularly steel products, machinery and chemical products)

•      Build business platforms in the developing countries with a focus on Asia

•      Create new businesses by strengthening relationships with key customers and partners

•      Accelerate investments by leveraging our global marketing network and focus on the upstream part of the value chain

Lifestyle Business

•      Shift the business portfolio overseas (especially to Asia) and strengthen marketing capability

•      Reinforce initiatives in the area of food resources and materials

•      Further strengthen initiatives in the focus business areas (electronics distribution, TV shopping, environmental IT, medical and healthcare and outsourcing business)

Infrastructure

•      Expand the power generation business as an IPP player and take on a challenge to develop concentrated renewable energy

•      Demonstrate our business engineering capabilities in the marine energy business and gas distribution business in the energy value chain

•      Expand water business with existing water business platforms

•      Take initiative to develop urban transportation projects and infrastructure for a low-carbon-emission society

*:	From this Medium-term Management Plan, the Consumer Services area will change its name to the Lifestyle Business area, and the Marine & Aerospace Business Unit and the Transportation Logistics Business Unit, both of which were previously included in Global Marketing Networks area, will be transferred to the Infrastructure area.

(b)	Acceleration of the implementation of global strategy and strategic deployment of human resources to bolster such acceleration

•

We will seek to combine our global business strategy of each business unit in the headquarters for each product with a regional vision of the regional business unit which best serves the needs of customers and society with a special focus on BRICs, Mexico and Indonesia. We will also seek to solidify our global marketing capability which serves not only within each region but also between regions in order to capture the growing demand of the Asian countries including China. We will formulate an all round strategic alliance across the industries with strong partners in the world.

•	To promote the global strategy, we intend to shift our personnel to and hire more employees in offices in Asian countries.

•

We intend to carry forward a plan to foster and promote diversified personnel at offices of overseas trading companies and affiliated companies. Furthermore, we will open up more opportunities for staff hired overseas to work and participate in various training sessions at the headquarters so that we can embrace more diversified cultures and exchange a broad range of ideas, and we will move forward with company-wide globalization initiatives.

(c)	Evolution of portfolio strategies

•

We will continue to allocate various resources to focus areas clarifying the positioning of each business domain and setting clear policy for it through a system including the Portfolio Management Committee established in the Medium-term Management Outlook period. We will also continue strategic divestitures and recycling of assets.

•

Together with global deployment of personnel, we will enhance mobilization of functions and focus on fostering managerial talent with a broad view by making continuous efforts on strategic human resources allocation and promoting exchange program of personnel across the units.

(d)	Enhancement of management systems to support a strong company

•

To ensure compliance with various regulations, we have decided to implement more thorough on-site management, enhanced control of business processes and promotion of mobilization of personnel. As one of these measures and at the same time with an objective of thoroughly streamlining our operational processes, we will commence a company-wide initiative to improve business process. We also intend to continue to work towards more efficient and effective monitoring and control of market and credit risks.

•

Upgrading our information technology capabilities is also essential. We will seek to enhance them by promoting continuous improvements in structures and systems of the information strategy as well as the consciousness of employees toward them. We will take initiatives to control investments in information systems from a viewpoint of total optimization of the company, which previously were made for optimization of each stand-alone business unit or affiliate.

•	We will continue to develop fine-tuned CSR initiatives based on our core business to meet the needs of customers and society while always bearing in mind “Yoi-Shigoto (good quality work).”

Investment plan of the Medium-term Management Plan

See “Item 5.B. Liquidity and Capital Resources—Finance and Liquidity Management” for the information.

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

Operating Segment	Project / Joint Venture (Country)	Partner (Operator)	Mitsui’s share	Planned Capacity(*1)	Budgeted Capital Expenditure(*2)	Investment Decision		Completion / Initial Production
Mineral & Metal Resources	Robe River Joint Venture (Australia)	Rio Tinto	33%	Iron ore export capacity at Cape Lambert from 80 to 180 million tons per annum (“Mtpa”)	A$1,200 (A$395)	2008	(*3)	End of 2012

				Mesa A/Warramboo mine, iron ore production capacity 25 Mtpa	US$901 (US$297)	2007		2010

	Mt Newman, Yandi, Mt.Goldsworthy (Australia)	BHP Billiton	7%	Iron ore production capacity from 129 to 155 Mtpa	A$2,730 (A$190)	2007		Second half 2009

				Iron ore production capacity from 155 to 205 Mtpa	US$5,600 (US$396)	2008		Second half 2011

				Iron ore installation and production capacity to 240 Mtpa	US$1,930 (US$93)	2010	(*3)	2013

Energy	Kestrel (Australia)	Rio Tinto	20%	Extention for new mining area, coal production capacity 6.5 Mtpa	A$1,443 (A$289)	2008		2012

	Marcellus Shale gas (USA)	Anadarko	32.5%	Participate in the development and production of the Marcellus Shale gas project in the state of Pennsylvania.	(US$3,000~4,000)	2010		Over 10 years

(*1)	The figures of capacity or production represent 100% volume of projects.
(*2)	Millions of currency units. Figures in parenthesis show Mitsui’s budgeted expenditure.
(*3)	Approval of early funding.

B.	Business Overview.

Throughout this section “B. Business Overview,” we describe the domicile of our subsidiaries and associated companies, in parentheses following names of those companies. For example, Mitsui Iron Ore Development Pty. Ltd. (Australia) means that the company’s name is Mitsui Iron Ore Development Pty. Ltd. and that it is domiciled in Australia.

Nature of Our Operations and Principal Activities

We are a general trading company engaged in a range of global business activities including worldwide trading of various commodities, arranging financing for customers and suppliers in connection with our trading activities, organizing and coordinating industrial projects, participating in financing and investing arrangements, assisting in the procurement of raw materials and equipment, providing new technologies and processes for manufacturing, and coordinating transportation and marketing of finished goods. Our trading activities as a general trading company include the sale, distribution, purchase, marketing, supply of and dealing in a wide variety of products and services, as a principal or an agent, including iron and steel, non-ferrous metals, machinery, electronics, chemicals, energy-related commodities and products, food products, textiles, general merchandise and real estate. We also participate in the development of natural resources such as oil, gas, iron and steel raw materials. Recently, we have been proactively making strategic business investments whereby we invest our own capital and provide management expertise in the development of joint ventures and new enterprises in certain industries such as infrastructure, renewable energy and environmental solution businesses.

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

In addition to our Head Office, Mitsui had 12 branches and offices located in Japan and 140 branches, offices and overseas trading subsidiaries(1) located in other parts of the world as of April 1, 2010. They provide market information to each other and cooperate in developing various business opportunities.

The U.S. Department of State designates Iran, Sudan, Syria and Cuba as state sponsors of terrorism and subjects them to export controls. As a globally operating organization, we conduct business with entities in various countries including Iran, Sudan and Syria. Our activities with entities in these states are insignificant when compared to our entire business (limited to approximately 1% of our consolidated revenues, gross profit and assets for the years ended March 31, 2010, 2009 and 2008). However, we are aware that our reputation is determined largely by others and is inherently outside of our direct control.

In addition, we have internal procedures to ensure compliance with both the sanctions imposed by the Security Council of the United Nations, and the licensing and other requirements of Japanese regulations with respect to export of products for military use and/or dual use to certain countries including those countries mentioned above, and we pay attention to compliance with the relevant regulations of other countries, which include the Export Administration Regulations of the U.S. Department of Commerce as well as other relevant U.S. regulations.

Our Iran-related operations consist both of business activities where we act as principal and those where we act as agent. As principal, we have purchased crude oil, oil products and petrochemical products such as ammonia and methanol from Iranian entities and sold them in Japan and elsewhere. In addition, we have sold some steel and chemical products to Iranian entities but in smaller amounts when compared with the purchase transactions. We have also acted as an agent for Japanese companies (such as Japanese engineering and heavy machinery companies), and assist them with various aspects of entering into and completing industrial projects in

(1)	In this annual report, “overseas trading subsidiary” means subsidiaries such as Mitsui & Co. (U.S.A.), Inc., which represent major parts of the geographic operating segments of Americas; Europe, the Middle East and Africa; and Asia Pacific. See “Products and Services and Principal Activities by Reportable Operating Segments” for further details.

Iran. Mitsui has only one asset located in Iran: a subsidiary which renders services to support Mitsui’s implementation of the above-mentioned activities. We currently have no plan to expand our Iran-related operations.

The Iran Sanctions Act of 1996, as amended, or the ISA, provides for certain sanctions against any person, including a non-U.S. company, that among other things knowingly makes investments of $20 million or more (or any combination of smaller investments with an aggregate value of $20 million or more in any 12-month period) that contribute to the enhancement of Iran’s ability to develop petroleum resources, or that transfers goods or services made with the knowledge that they will contribute materially to that country’s weapons capabilities. In July 2010, the ISA was enhanced by expanding the scope of sanctions-triggering activity, which now includes the provision of goods, services, technology, information, or support that could facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products as well as exportation of such products to Iran. We closely monitor these and other regulatory changes and continue to enhance our internal control mechanism to ensure full compliance with the enhanced rules.

Our Sudan-related operations consist of sales of chemical raw materials such as urethanes used for the production of polyurethane foams, in which we act as an agent, where our counterparties are neither Sudanese governmental bodies nor entities engaged in oil exploration and production in the country.

Our Syria-related operations consist of sales of chemical products such as urethanes and agrochemicals (insecticides) as well as sundry goods such as photographic film, neither of which are designed for any military use, to non-governmental entities.

We do not have any assets or employees in Sudan and Syria due to extremely low activity levels.

We do not expect to expand our activities with these countries in the foreseeable future.

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

To date, changes in governmental laws and regulations have not had a material adverse effect on our oil, gas and mining projects. Some of our oil, gas and mining projects are located in politically and economically stable regions, such as Australia, where the legal systems are relatively developed. However, we also hold interests in oil, gas and mineral resources in regions where legal systems are less developed. These investments may be adversely impacted by factors such as a lack of comprehensive sets of laws and regulations, an unpredictable judicial system based on inconsistent application and interpretation of laws and regulations, and constantly changing practices of regulatory and administrative bodies.

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

Products and Services and Principal Activities by Reportable Operating Segments

For the year ended March 31, 2010, we had eleven reportable operating segments which consisted of eight products and services focused reportable operating segments and three region-focused reportable operating segments listed as below:

Our eight products and services focused operating segments were:

•	Iron & Steel Products

•	Mineral & Metal Resources

•	Machinery & Infrastructure Projects

•	Chemical

•	Energy

•	Foods & Retail

•	Consumer Service & IT

•	Logistics & Financial Markets

Our three region-focused operating segments were:

•	Americas

•	Europe, the Middle East and Africa

•	Asia Pacific

For information on the composition of our products and services focused reportable segments and region-focused reportable operating segments, also see “Item 5.A. Operating Results—Operating Results by Operating Segment.” Gross Profit, Operating Income (Loss) and Net Income (Loss) by reportable operating segment for the years ended March 31, 2010, 2009 and 2008 were as follows(1)(2)(3)(4) (5):

Gross Profit

	In Billions, Except Percentages
	Years Ended March 31,
	2010		2009		2008
Iron & Steel Products	¥34.0	4.8%	¥52.2	5.2%	¥61.3	6.3%
Mineral & Metal Resources	72.5	10.3	119.2	11.9	95.8	9.8
Machinery & Infrastructure Projects	90.6	12.9	106.3	10.6	119.7	12.2
Chemical	65.7	9.4	80.0	8.0	100.2	10.2
Energy	155.0	22.1	272.0	27.2	219.3	22.4
Foods & Retail	83.6	11.9	82.4	8.2	81.2	8.3
Consumer Service & IT	52.0	7.4	73.7	7.4	116.7	11.9
Logistics & Financial Markets	31.3	4.5	62.1	6.2	55.1	5.6
Americas	73.1	10.4	116.0	11.6	78.5	8.0
Europe, the Middle East and Africa	16.7	2.4	22.2	2.2	26.8	2.7
Asia Pacific	27.9	4.0	26.6	2.7	33.1	3.4

Total	702.4	100.1	1,012.7	101.2	987.7	100.8

All Other	0.5	0.1	2.9	0.3	5.5	0.6
Adjustments and Eliminations	(0.9)	(0.2)	(16.3)	(1.5)	(12.6)	(1.4)

Consolidated Total	¥702.0	100.0%	¥999.3	100.0%	¥980.6	100.0%

Operating Income (Loss)

	In Billions, Except Percentages
	Years Ended March 31,
	2010		2009		2008
Iron & Steel Products	¥1.2	0.8%	¥17.4	4.5%	¥25.6	6.9%
Mineral & Metal Resources	56.8	39.3	104.5	27.3	79.0	21.3
Machinery & Infrastructure Projects	10.7	7.4	16.0	4.2	30.1	8.1
Chemical	14.9	10.3	24.2	6.3	42.8	11.5
Energy	98.5	68.2	214.1	56.0	172.5	46.5
Foods & Retail	20.4	14.1	19.0	5.0	16.6	4.5
Consumer Service & IT	(8.8)	(6.1)	(12.8)	(3.3)	19.0	5.1
Logistics & Financial Markets	1.5	1.0	23.8	6.2	20.9	5.6
Americas	5.4	3.7	39.0	10.2	7.3	2.0
Europe, the Middle East and Africa	(4.0)	(2.8)	(1.9)	(0.5)	1.8	0.5
Asia Pacific	2.9	2.0	(1.5)	(0.4)	7.7	2.1

Total	199.5	137.9	441.8	115.5	423.3	114.1

All Other	(4.5)	(3.1)	(3.0)	(0.8)	(1.4)	(0.4)
Adjustments and Eliminations	(50.5)	(34.8)	(56.3)	(14.7)	(50.7)	(13.7)

Consolidated Total	¥144.5	100.0%	¥382.5	100.0%	¥371.2	100.0%

*	Operating income (loss) reflects our (a) Gross Profit, (b) Selling, general and administrative expenses and (c) Provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Net Income (Loss)

	In Billions, Except Percentages
	Years Ended March 31,
	2010		2009		2008
Iron & Steel Products	¥3.2	2.1%	¥(4.8)	(2.7)%	¥20.2	4.9%
Mineral & Metal Resources	62.9	42.0	90.0	50.7	177.0	43.2
Machinery & Infrastructure Projects	19.3	12.9	21.8	12.3	34.4	8.4
Chemical	11.9	7.9	(10.2)	(5.7)	18.3	4.5
Energy	83.8	56.0	153.3	86.3	124.1	30.3
Foods & Retail	(0.8)	(0.5)	1.5	0.8	10.4	2.5
Consumer Service & IT	(9.8)	(6.5)	(31.4)	(17.7)	12.0	2.9
Logistics & Financial Markets	(0.8)	(0.5)	(14.5)	(8.2)	7.5	1.8
Americas	(9.6)	(6.4)	(7.1)	(4.0)	5.0	1.2
Europe, the Middle East and Africa	(3.8)	(2.5)	(11.5)	(6.5)	5.0	1.2
Asia Pacific	25.7	17.2	29.9	16.8	22.1	5.4

Total	182.0	121.7	217.0	122.1	436.0	106.3

All Other	1.5	1.0	7.1	4.0	(6.7)	(1.6)
Adjustments and Eliminations	(33.8)	(22.7)	(46.5)	(26.1)	(19.2)	(4.7)

Consolidated Total	¥149.7	100.0%	¥177.6	100.0%	¥410.1	100.0%

Notes:

(1)	The figures for “Consolidated Total” for the years ended March 31, 2009 and 2008 have been reclassified to conform to the change in current year presentation for discontinued operations, in accordance with ASC205-20 “Presentation of Financial Statements-Discontinued Operations,” which was formerly SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.
(2)	“All Other” includes business activities which primarily provide services, such as financing services, and operations services to external customers, and/or to us and associated companies.
(3)	Net loss of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of corporate departments, and eliminations of intersegment transactions.
(4)	Transfers between operating segments are made at cost plus a markup.
(5)	During the year ended March 31, 2010, Mitsui & Co. Financial Services (Australia) which was formerly operating under “Asia Pacific” segment was transferred to “All Other”. In accordance with this change, the figures for the year ended March 31, 2009 and 2008 have been restated to conform to the current year presentation.

Iron & Steel Products Segment

The Iron & Steel Products Segment consists of one business unit, the Iron & Steel Products Business Unit, which has:

•

9 subsidiaries including Mitsui & Co. Steel Ltd. (Japan), MITSUI BUSSAN KOZAI HANBAI CO., LTD. (Japan), MBK Steel Products West Co., Ltd. (Japan), Seikei Steel Tube Corp. (Japan), Regency Steel Asia Pte Ltd. (Singapore) and Bangkok Coil Center Co., Ltd. (Thailand); and

•	16 associated companies including Nippon Steel Trading Co., Ltd. (Japan) and Shanghai Bao-Mit Steel Distribution Co., Ltd. (China).

Gross profit and net income attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥34.0 billion or 4.8% and ¥3.2 billion or 2.1% of our consolidated total, respectively.

This segment handles various iron and steel products used in a wide range of industries including the automotive, appliances, transportation, construction and energy sectors. They serve customers in these industries worldwide and provide support services for steel manufacturers. The Iron & Steel Products Segment conducts, trading, marketing, processing and distribution of:

•	steel sheet for automotive, containers and appliances, steel plates for shipbuilding and others;

•	steel products for oil and gas projects including OCTG and line pipes;

•	steel bars and other steel construction materials;

•	wire rods, specialty steel and bearings;

•	semi-finished items including steel slabs to be processed into steel plate, sheet and steel billets to be processed into steel bars and wire rods.

This segment has made investments in subsidiaries and associated companies including steel service centers for processing and distribution; electric furnace steel makers and rolling mills as manufacturing bases; and steel products distribution companies, and this segment has also developed its services based on the proprietary supply-chain network by making use of accumulated IT and logistics expertise. By working closely with manufacturers and users, we optimize distribution and inventory control, thus sharing with customers and suppliers the benefit of associated cost reductions.

For example:

•

This segment has established steel service centers, galvanizing and tin-plating facilities at our subsidiaries and/or joint ventures with Japanese and overseas steel makers and other local partners in order to meet the rising demand from manufacturers of automotive, appliances and others that have their production centers all over the world. The most representative case is Shanghai Bao-Mit Steel Distribution Co., Ltd., a joint venture established with Shanghai Baosteel Group Corporation, a Chinese integrated steel manufacturer, in order to build a network of steel products service centers in China.

•

Recently, this business segment has focused on businesses in emerging countries whose steel products markets have grown rapidly. In Asia, Regency Steel Asia Pte Ltd., a steel products wholesale subsidiary has expanded its wholesale operations. This segment also focuses on business opportunities in India by setting up joint ventures with local partners and creating our service networks such as coil centers.

•

This segment frequently draws upon the unit’s logistics expertise in delivering a wide range of materials and products processed properly in large volume under an optimized schedule along with expertise in project financing. We also take advantage of the business relationships and marketing channels of other business units in the fields of mineral and metal resources, energy, industrial plants, shipping and machinery. This enabled this segment to be involved in various industrial projects including the Papua New Guinea LNG project operated by Exxon Mobil Corporation where we supplied steel pipes and the mining projects operated by Rio Tinto plc and Vale S.A. supplying rails for minerals transportation.

•

On the other hand, in the domestic market which has substantially matured, this business segment concentrates on reorganizations of subsidiaries to improve their sales force and operational efficiency, and to enhancing its internal control base. For example, this business segment established Mitsui & Co. Steel Ltd. by consolidating 4 subsidiaries for steel products in April 2008.

Some competitors of this segment, other Japanese trading companies, have reorganized their businesses and established new joint ventures, such as Marubeni-Itochu Steel Inc. and Metal One Corporation. In contrast, this segment puts priority in efficiently leveraging business resources of other operating segments through group-wide collaborations.

Recently, an increase in steel production and consumption in newly developing countries such as China and India, as well as a decrease in demand in developed countries stemming from slow down of the economies triggered by financial crisis in the United States are ongoing in tandem. In the domestic market where sluggish demand especially for construction usage continue, this segment focuses on optimizing distribution networks in the partnership with local steel products wholesalers. At the same time, this segment is working to be an insider and build up the operating base in the developing countries.

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

This segment has:

•

8 subsidiaries, including Mitsui Iron Ore Development Pty. Ltd., Mitsui -Itochu Iron Pty. Ltd. (Australia), Japan Collahuasi Resources B.V. (Netherlands), Mitsui Raw Materials Development Pty. Limited (Australia) and MITSUI BUSSAN METALS CO., LTD. (Japan); and

•

11 associated companies, including Valepar S.A. (Brazil), Coral Bay Nickel Corporation (The Republic of Philippines), SUMIC Nickel Netherlands B.V. (Netherlands), NIPPON AMAZON ALUMINIUM CO., LTD. (Japan) and Inner Mongolia Erdos Electric Power & Metallurgical Co., Ltd. (China).

Gross profit and net income attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥72.5 billion or 10.3% and ¥62.9 billion or 42.0% of our consolidated totals, respectively.

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

In addition, this segment has a 15% ownership interest (or 18.2% in terms of voting shares as of March 31, 2010), of Valepar S.A., the controlling shareholder of Vale S.A. (the former “Companhia Vale do Rio Doce”, which has been renamed legally effective May 22, 2009) in Brazil. Vale S.A. is a mining enterprise with operations that include mining of iron ore, other raw non-ferrous metals, coal and fertilizers. This segment purchased the ownership interest in Valepar S.A. in September 2003. In July 2008, Vale S.A. made a public offering of its shares. Valepar S.A. maintained the current controlling ownership at Vale S.A. by exercising its priority subscription rights, and Mitsui contributed to Valepar S.A. on a pro rata basis. Mitsui’s additional investment amount was ¥78.4 billion.

In April 2007, this segment sold its entire stake in Sesa Goa Limited, Indian iron ore producer.

Iron ore mining businesses remain our core business, and continue to focus on investments for the enhancement of production capacity and operational efficiency in existing mining operations. Our equity production tonnage is expected to be increasing in accordance with an increase in demand of the newly developing countries, including China, the world largest crude steel producer in a mid- and long-term despite the fact that iron ore demand temporarily stagnated worldwide, mainly in developed countries, due to the economic slow down triggered by the financial crisis in the United States. Regarding further information and discussion on development of this segment’s iron ore mining projects, see “Item 4.A. History and Development of the Company—Capital Expenditure”, “Item 5.A. Operating Results—Operating Results by Operating Segment—Mineral & Metal Resources Segment” and “Item 5.B. Liquidity and Capital Resources—Investment Plans and Financial policies of the Medium Term Management Outlook”.

Revenues from iron ore producing activities account for a significant portion of this segment. The table below sets forth the break down of revenues of the Mineral & Metal Resources Segment.

	Revenues
	Billions of Yen
	Revenues from Sales of Products		Revenues from Sales of Services and Other Sales
Years Ended March 31,	Revenues from Iron Ore Producing Activities	Revenues from Sales of Other Products(*)	Commissions and Trading Margins on Intermediary Services and Other	Total Revenues
2010	¥136.2	¥127.4	¥8.4	¥272.0
2009	169.5	224.1	13.8	407.4
2008	116.8	159.2	16.7	292.7

(*)	Revenues from sales of other products mainly consist of sales of scrap metals and non-ferrous metals such as copper and aluminum. This segment reports no revenues from mineral producing activities other than iron ore producing activities.

This segment recognizes recycling as industrial solutions to environmental problems, and has set metal recycling business as one of its key businesses. In Japan, Mitsui Bussan Raw Materials Development Corporation (Japan), which had operated a metal recycling business, was merged in April 2008 with a former non-ferrous metal trading subsidiary Mitsui Bussan Metals Sales Co., Ltd. (Japan), to form Mitsui Bussan Metals Co., Ltd., which engages in wide range of products and services in metal resources, recycling and non-ferrous metal products.

In addition, in June 2007, this segment acquired 19.9% of the issued ordinary shares of Sims Group Limited (currently “Sims Metal Management Limited”)(Australia), a metal and electronics recycler with worldwide operating bases in Australia and Europe as well as in North America, its main operating zone. As a result of Sims Metal Management Limited’s merger with Metal Management, Inc, a United States recycler, the subsequent Mitsui’s acquisition of additional shares and new share issuance made by Sims Metal Management Limited, this segment’s ownership interest was diluted to 17.8% as of March 31, 2010. Mitsui and Sims Metal Management Limited seek opportunities for a joint recycling solutions business in Japan and abroad.

This segment participates in a joint venture which produces Silico-Manganese in the Inner Mongolia Autonomous Region, China, with 24.5% ownership, together with Erdos Electrical Power and Metallurgical Co., Ltd. (“Erdos EPMC”) and JFE Steel Corporation, a major Japanese integrated steel manufacturer. This project started production of Silico-Manganese in July 2006 with an annual production capacity of 75,000 tons at its initial stage, and an expansion plan to double the capacity to 150,000 tons was completed in December 2008. Erdos EPMC operates five major businesses in the Inner Mongolia Autonomous Region: power generation, coal mining, ferrous alloy production, water pumping from the Yellow River and chemical businesses. In April 2007, this segment completed the acquisition of 25% share ownership in Erdos EPMC.

This segment has been operating, not only mining business but also other joint venture projects to meet the increasing demand for iron and steel raw materials in Japan and abroad. POSCO Terminal Co., Ltd. (Korea) is the representative case established in January 2003 with POSCO, an integrated steel manufacturer in Republic of Korea. It provides logistics services including bulk material transportation, storage and transshipment involving iron and steel raw materials for various customers in Asia.

In non-ferrous metals field, this segment has been engaged in trading raw materials and ingots such as copper, nickel, cobalt, aluminium, alumina and other non-ferrous metals, and also expanding our investments and participations in various non-ferrous metals mining and smelting projects to secure stable supply sources of the raw materials and ingots. For example:

•	This segment participates in copper mining activities in Chile, through Compania Minera Dona Ines de Collahuasi SCM (Chile) with a 7.4% interest and Los Pelambres copper mine with a 1.3% interest,

which have annual production capacities of about 500,000 tons and 360,000 tons of copper, respectively. In addition, in May 2010 this segment acquired a 25% interest in Caserones copper and molybdenum mining project in Chile, which had been 100% held by Pan Pacific Copper Co., Ltd. Production is expected to start in 2013 and the average annual production volume in the first five years is expected to be about 180,000 tons of copper and about 3,000 tons of molybdenum.

•

This segment participates in a nickel-cobalt smelting project named Coral Bay in the Rio Tuba area in the Republic of Philippines which has been developed jointly with Sumitomo Metal Mining Co., Ltd., Sojitz Corporation and a local partner. This project started commercial production of nickel-cobalt mixed sulfide in April 2005 using a high-pressure acid leaching process, an advanced processing technology for nickel production, and is operating at its design capacity (10,000 ton Nickel content and 750 ton cobalt content per annum) after March 2006. In February 2007, we decided to participate in the expansion plan for the second production line to double the production capacity. The current production capacity is 22,000 ton Nickel content and 1,400 ton cobalt content per annum. In April 2005, this segment, jointly with Sumitomo Metal Mining Co., Ltd., concluded an agreement for participation in the Goro Nickel Project in New Caledonia, which has been developed by former Inco Limited, (currently called as Vale Limited). This project started its first upstream process operation in the beginning of 2010 and is expected to produce in total about 60,000 tons of nickel and about 5,000 tons of cobalt per annum eventually.

•

This segment has a 15.0% interest in NIPPON AMAZON ALUMINUM CO., LTD. which has invested in aluminum smelting and alumina refining business in Brazil. We recognize that aluminium continues to be a significant material and pursue relevant business opportunities.

•

This segment established a special department for rare metals which underpin high-tech industries. The segment has been studying development and undertaking feasibility studies of various rare metal projects. As an example, this segment obtained an exclusive marketing right for Japan, China and Korea from Canada Lithium Corporation in April 2009 to procure the lithium (under development) stably, and are conducting market research for lithium by shipping samples to battery and battery material manufactures.

Machinery & Infrastructure Projects Segment

The Machinery & Infrastructure Projects Segment consists of three business units, the Infrastructure Projects Business Unit, the Motor Vehicles Business Unit and the Marine & Aerospace Business Unit.

Gross profit and net income attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥90.6 billion or 12.9% and ¥19.3 billion or 12.9% of our consolidated totals, respectively.

The Machinery & Infrastructure Projects Segment holds 61 subsidiaries, including:

•

MBK Project Holdings Ltd. (Japan), Mitsui & Co. Plant Systems, Ltd. (Japan), Mitsui Power Ventures Limited (United Kingdom), MIT POWER CANADA LP INC. (Canada), Mitsui Rail Capital Holdings, Inc. (United States), Mitsui Rail Capital Europe B.V. (Netherlands), Mitsui Rail Capital Participacoes Ltda. (Brazil), MITSUI GAS E ENERGIA DO BRASIL LTDA. (Brazil), Cactus Energy Investment B.V. (Netherlands), Mit Investment Manzanillo B.V. (Netherlands), Drillship Investment B.V. (Netherlands) and Atlatec Holdings, S.A. de C.V. (Mexico) in the Infrastructure Projects Business Unit;

•

Toyota Chile S.A. (Chile), TF USA Inc. (United States), Mitsui Automotive Europe B.V. (Netherlands), Mitsui Automotive CIS Investment B.V. (Netherlands), PT. Bussan Auto Finance (Indonesia), Bussan Automotive Singapore Pte. Ltd. (Singapore), Mitsiam Motors Co., Ltd. (Thailand) and Komatsu-Mitsui Maquinarias Peru S.A. (Peru) in the Motor Vehicles Business Unit; and

•	Lepta Shipping Co., Ltd. (Liberia), Clio Marine Inc. (Liberia), Orient Marine Co., Ltd. (Japan) and Mitsui Bussan Aerospace Co., Ltd. (Japan) in the Marine & Aerospace Business Unit.

Additionally it has 54 associated companies such as:

•

Toyo Engineering Corporation (Japan), IPM Eagle LLP (United Kingdom), IPM (UK) Power Holdings Limited (Gibraltar), P.T. Paiton Energy (Indonesia), Compania de Generacion Valladolid S. de R.L. de C.V. (Mexico), AES JORDAN HOLDCO, LTD. (Cayman Islands) and RLC Power Holding Company Limited (United Arab Emirates) in the Infrastructure Projects Business Unit; and

•

Toyota Canada Inc. (Canada), Penske Automotive Group, Inc. (United States), PT. Yamaha Indonesia Motor Manufacturing (Indonesia) and Komatsu Australia Pty. Ltd. (Australia) in the Motor Vehicles Business Unit.

Infrastructure Projects Business Unit

The business activities of the Infrastructure Projects Business Unit together with 27 subsidiaries and 13 associated companies cover a wide range of involvement in project development, construction, business operations and management, implementation and related services, including:

•	electric power projects such as power plants, power transmission and substation facilities;

•	renewable energy projects such as wind power and photovoltaic power generation facilities;

•	water supply projects such as seawater desalination plants, wastewater processing facilities and water supply and sewerage facilities;

•	energy / basic industries projects such as oil and gas development, oil refineries, LNG receiving facilities and pipelines, steel plants, non-ferrous metal plants and chemical plants;

•	project development such as airport, port, road and other public facilities;

•	transportation-related business such as rolling stock and railway facilities and systems;

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

In addition to the conventional EPC approach of acting as an intermediary between project owners and sub-contractors, this business unit is increasing activities which often involve arrangement of sophisticated financing schemes, business operations and management through equity participation, and operation and maintenance of plant and facilities after their construction completion. Based on this concept, the unit has been proactively investing in several types of infrastructure projects. In particular, independent power producer (“IPP”) business overseas lies as a core domain. Most of these IPP projects operate under long term power sales contracts with users such as state-owned electricity companies, which enable them to forecast long term and stable returns.

•

IPM Eagle LLP and IPM (UK) Power Holdings Limited, which this business unit established jointly with International Power plc, are the core operation of our overseas power producing businesses. IPM Eagle LLP (ownership: International Power plc 70% and Mitsui 30%), which was established upon its acquisition of the international power generation portfolio held by Edison Mission Energy in USA in December 2004, owns and operates nine power plants in Europe, Australia and Asia etc. (gross 4,540 megawatts in total, including those under construction) as of March 2010. IPM (UK) Power Holdings Limited (ownership: International Power plc 75% and Mitsui 25%), which was established in June 2007 upon the reorganization of the ownership of power generating assets in the United Kingdom separately held by International Power plc and Mitsui, owns and operates five power plants in the United Kingdom (4,978 megawatts in total) as of March 2010. Some of the above-mentioned projects sell electricity at wholesale on the power market, instead of supplying it under long term contracts, so that the joint ventures optimize their profit structure.

•

This business unit formed a joint venture with Calpine Corporation to construct, own and operate the 1,005 megawatt combined cycle power plants called Greenfield Energy Center LP (Canada). The joint venture started commercial operation in October 2008 based on a 20 year Clean Energy Supply contract with Ontario Power Authority, Canada.

•

This business unit has a 36.3% voting interest in P.T. Paiton Energy, an Indonesian power producer, which owns a 1,230 megawatt coal fired power plant at the Paiton Power Generation Complex in East Java, Indonesia. (In addition, IPM Eagle LLP owns a 44.7% voting interest.) P.T. Paiton Energy sells electricity to P.T. PLN (Persero), a government-owned electric utility company, under a long term power purchase agreement which is valid until the year 2040. P.T. Paiton Energy signed a US$1,215 million project financing agreement with Japan Bank for International Cooperation and eight commercial banks in March 2010 to finance an expansion project that P.T. Paition Energy builds, owns and operates an additional 815 megawatt thermal power plant in the proximity of the existing plant. The new plant is anticipated to commence commercial operation in April 2012 and will generate and supply electricity to P.T. PLN (Persero) for 30 years under a long term power purchase agreement.

•

In December 2009 this business unit and Tokyo Gas Co., Ltd. entered into an agreement with Gas Natural SDG, S.A. to acquire a portfolio of five power companies and relevant companies including a pipeline company in Mexico, of which total enterprise value is approximately US$1,200 million, through MT Falcon Holdings Company S.A.P.I. de C.V. (Mexico) (Ownership: Mitsui 70% and Tokyo Gas Co., Ltd. 30%). In June 2010 the acquisition was completed. The power companies have an aggregate total generating capacity of gross 2,233 megawatt (net 1,563 megawatt). The full generating capacity of the power companies is contracted to the Mexican national power authority, Comision Federal de Electricidad under long-term (25 years) power purchase agreements.

Reflecting these developments, the combined power generation capacities for the unit’s equity share in various power projects as of the end of March 2010 in operation and under construction were net 3,716 megawatt and net 685 megawatt (excluding above mentioned net 1,563 megawatt in Mexico of which acquisition was not completed as of March 2010), respectively. As well as the above-mentioned projects, these power generation capacities included those under the operation of Umm Al Nar in the United Arab Emirates, Valladolid III in Mexico and Amman East in Jordan etc. and those under construction such as Ras Laffan C in Qatar etc.

This business unit is also engaged in following projects:

•

In March 2008 Mitsui signed a service agreement with Comisión Federal de Electricidad in regards to the concession rights for construction and operation of an LNG receiving terminal in Manzanillo city.

Mitsui participates in this project with a 37.5% interest. Commercial start-up is planned around in late 2011. In addition, this business unit owns a 25% interest in the LNG terminal in Altamira, Mexico. The facility provides services of receiving and regasification of LNG for the ultimate customer, Comisión Federal de Electricidad, a state power company.

•

In July 2008, Mitsui, together with Toyo Engineering Corporation, an associated company of this business unit, acquired Earth Tech Mexican Holdings, S.A. de C.V. (presently renamed as Atlatec Holdings, S.A. de C.V.), a water and wastewater treatment engineering and construction company. The company specializes in design, construction and operation of industrial and municipal water and wastewater treatment plants and currently owns and operates water treatment facilities for Petroleos Mexicanos, a Mexican state-owned oil company, and for several states in Mexico jointly with the Americas Segment.

•

MITSUI GAS E ENERGIA DO BRASIL LTDA., formerly named Gás Participaçãoes Ltda., which Mitsui wholly acquired in April 2006, participates in seven local gas distribution companies with a 24.5% interest in each, with other shareholders, Petrobras Gas S.A., and the respective state governments in Brazil.

•

In June 2008, Mitsui and Petróleo Brasileiro S.A. (“Petrobras”), a Brazilian state owned oil company, agreed to start deepwater drilling services with an ultra-deepwater drillship. P & M Drilling International B.V. (Netherlands), an operating vehicle company established in equal shares by Mitsui and Petrobras, owns a drillship which was built in July 2009, and engages in leasing for an operator, who will in turn provide the services with Petrobras. This business unit is proceeding with the project together with the Marine & Aerospace Business Unit.

This business unit runs rolling stock leasing businesses providing relevant maintenance and management services.

•

In North America, Mitsui Rail Capital, LLC. (United States) engages in operating leasing of freight cars for railway companies and logistic management and maintenance service of freight cars for coal transportation to power companies.

•	In Brazil, Mitsui Rail Capital Participaçãoes Ltda. engages in finance leasing of freight cars for major grain shippers and railroad companies.

•	In Europe, Mitsui Rail Capital Europe B.V. and its subsidiary, MRCE Dispolok GmbH (Germany), engage in operating leasing of locomotives in Europe.

Also, this business unit is engaged in the construction of wind power and photovoltaic power generation facilities and other environment-related projects such as greenhouse gas emission reduction project.

Our major competitors include other Japanese general trading companies, international financial institutions, global engineering companies, general contractors, multi-national IPP’s and investment funds. Those competitors, however, can be important partners in some cases.

Motor Vehicle Business Unit

The Motor vehicle Business Unit, together with 24 subsidiaries and 19 associated companies, is engaged in the following business activities:

•	Import and export, assembly and manufacturing, distribution and dealership of motor vehicles, motor cycles and their parts, and retail finance; and

•	Trading of industrial machinery including mining and construction equipment, production equipment and machine tools.

This business unit has a long track record of exporting and marketing Japanese automobiles and has developed networks of our subsidiaries and associated companies as import wholesalers, dealers and assembler for Japanese vehicles in many regions of the world. For example, we have been exporting Toyota and motor vehicles of other Japanese manufacturers to various countries worldwide including Canada (Toyota), Chile (Toyota), Peru (Toyota), Thailand (Hino) and Malaysia (Daihatsu).

In addition, this business unit has diversified its activities by allocating our financial and human resources strategically to prioritized areas of our motor vehicles business worldwide, such as logistics services for manufacturing components, retail operations and retail finance. For example:

•	This business unit has operated our subsidiary PT. Bussan Auto Finance, a retail finance company for Yamaha motorcycles since 1997;

•

This business unit has ownership in Penske Automotive Group, Inc., an automobile dealership group in the United States, with a 16.9% voting share. By combining what they learned from our involvement in Penske Automotive Group, Inc. with their knowledge of the global market, this business unit continues to explore other opportunities to expand into retail dealership operations in developing markets such as Russia, China and Brazil;

•	This business unit has been handling the logistics operations of automobile parts for some of Toyota’s manufacturing operations in North America, Europe, India and China; and

•

The business unit acquired a 19.1% voting share in ASAHI TECH CORPORATION (Japan), a manufacturer of ductile iron cast parts and aluminum forged parts for major automakers in January 2007. Subsequently, ASAHI TECH CORPORATION increased the capital by receiving the funds from RHJ International SA, its largest shareholder. While this business unit’s voting share was diluted to 11.3% as of the end of March 2010 because of the capital increase, the business unit also continues to be engaged in auto part manufacturing business.

In this business unit’s construction machinery and industrial system businesses, it has been acquiring and establishing distributors and dealers in major overseas markets, in order to respond growing worldwide demand to these products. In Australia, Komatsu Australia Pty Ltd., an associated company, is engaged in distribution of construction machinery and mining equipment such as off-road mining dump trucks and hydraulic excavators, while another associated company, Komatsu Australia Corporate Finance Pty Ltd. is engaged in leasing of these equipments. This business unit has also extended these businesses in other regions, through Komatsu-Mitsui Maquinarias Peru S.A., Road Machinery, LLC (United States) and KOMEK Machinery LLC (Russia). They are also engaged in trading and distribution of high-precision machine tools, supplied by Japanese manufacturers. Jointly with Mori Seiki Co., Ltd, they acquired Ellison Technologies, Inc. (United States) in 2007. Both of Road Machinery, LLC and Ellison Technologies, Inc. were acquired jointly with the Americas Segment and this business unit was mainly controlling the companies. Effective April 2008, such control was transferred to the Americas Segment in order to put more importance on the regional business strategy than on merchandise oriented strategy keeping this business unit’s ownership interests in both companies.

Marine & Aerospace Business Unit

The Marine & Aerospace Business Unit, together with 10 subsidiaries and 22 associated companies, is engaged in the following business activities:

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

This business unit is engaged in energy-related marine projects, including joint ownership and operation of LNG vessels, and joint ownership and operations management of FSO and FPSO facilities. In February 2010 this business unit decided to subscribe for shares of MODEC Inc. through a third party allotment and to raise its shareholding ratio to 15.0%, and entered into a business alliance agreement with an aim to jointly promote FSO and FPSO businesses. In addition, this business unit arranges various types of financing for our customers and/or those projects, such as syndicated loans involving international financial institutions for large scale transactions. We also provide direct loans to some of our clients.

The following are recent developments in energy-related marine projects businesses:

•

In December 2007, Mitsui, NYK Bulkship (Europe) Ltd. and Teekay Corporation in a three company consortium, entered into a contract for the long term charter of four new LNG vessels from the Angola LNG Project, which is developed by Chevron, Angola national oil company Sonangol and others, and will be delivered in 2011.

•

In June 2009, together with the Infrastructure Projects Business Unit, this business unit set up a joint venture with Petrobras in Brazil, which owns drill ships for sub sea oil field development. This business unit arranged the building and chartering contracts of the drill ships.

•

In March 2010, this business unit decided to participate in a chartering project of an FPSO to Petrobras, which MODEC Inc. had been carrying out, together with Mitsubishi Corporation and Mitsui O.S.K. Lines. The shareholding of this business unit in the project will be 27.5%.

In addition, this business unit owns and operates various vessels, by itself or jointly with trusted partners.

In aerospace systems related activities, the business unit provides and arranges operating leases and finance leases of passenger aircraft and cargo aircraft and aircraft engines to airlines in Japan and overseas. This business unit is also engaged in the import and sale of aircraft, helicopters and defense-related equipment, including helicopters of Bell Helicopter Textron, Inc. of the United States. In March 2008, Mitsui acquired non-voting preferred shares in Japan Airline Corporation (“JAL”), convertible into common shares, for ¥20.0 billion with an aim to reinforce JAL’s business infrastructure such as renovation of its aircraft fleet and to develop new business with JAL in future. In January 2010, protection filed by JAL under Japan’s Corporate Restructuring Law was approved by the Tokyo District Court, and this led this business unit to have impairment on the non-voting preferred shares.

Chemical Segment

The Chemical Segment consists of the Basic Chemicals Business Unit and the Performance Chemicals Business Unit. In April 2009, in order to efficiently cope with the restructuring of the chemical industry globally, Mitsui has re-grouped its Chemical Segment from the First Chemicals Business Unit and the Second Chemicals Business Unit to the current ones.

Gross profit and net income attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥65.7 billion or 9.4% and ¥11.9 billion or 7.9% of our consolidated totals, respectively.

The Chemical Segment has 19 subsidiaries, including:

•	Japan-Arabia Methanol Company Ltd. (Japan), Shark Bay Salt Pty. Ltd. (Australia) and DAIICHI TANKER CO., LTD. (Japan) in the Basic Chemicals Business Unit; and

•

P.T. Kaltim Pasifik Amoniak (Indonesia), Mitsui AgriScience International SA/NV (Belgium), Mitsui Bussan Agro Business Co., Ltd. (Japan), Mitsui Bussan Chemical Co., Ltd. (Japan), Mitsui Bussan Plastics Trade Co., Ltd. (Japan), Daito Chemical Industries, Ltd. (Japan) and Mitsui Bussan Frontier Co., Ltd. (Japan) in the Performance Chemicals Business Unit.

It also has 17 associated companies.

Basic Chemicals Business Unit

Together with 5 subsidiaries and 1 associated company, the Basic Chemicals Business Unit is engaged in trade, sales, distribution and production of the following commodities and related activities:

•	Petrochemical businesses

—	Natural gas chemicals: methanol and its derivatives, (acetic acid etc.).

—	Chlor-Alkali: Salt, Ethylene Dichloride (“EDC”), Vinyl Chloride Monomer (“VCM”), caustic soda, polyurethanes, Poly-Vinyl Chloride

—	Olefins and Polyolefins : olefins (ethylene, propylene, butadiene and others), polyolefins (polyethylene, polypropylene)

—	Aromatics & Polyester Materials: Aromatics, Styrene Monomer (“SM”), Para-Xylene (“PX”), Purified Terephthalic Acid (“PTA”), PET (polyethylene terephthalate) Resin

—	Industrial chemicals: phenol, acetone, bisphenol A, Methyl Methacrylate (“MMA”), Acrylonitrile (“AN”), acrylates intermediates

In the petrochemical products areas, the unit’s main activity is trading of the above-mentioned products in Japan and worldwide through extensive business relationships with customers and suppliers such as Mitsui Chemicals, Inc., Toray Industries, Inc., Tosoh Corporation, Dow Chemical Company, BP p.l.c., and Bayer AG.

This business unit has invested in manufacturing operations and logistic facilities such as:

•

a methanol joint venture, International Methanol Company (Saudi Arabia), which commenced commercial operation with a production capacity of 1 million tons per annum of methanol at the end of 2004. International Methanol Company is a 35% owned associated company of Japan-Arabia Methanol Company Ltd., in which Mitsui holds a 55% equity interest;

•

a sea salt joint venture business in Shark Bay, Australia. Mitsui acquired a major share in the Onslow salt field in Australia in August 2006 and as a result, this business unit’s annual salt production capacity increased to 3.8 million tons, which enabled them to secure a stable supply for the chlor-alkali industry in Japan and other Asian countries.

•	a subsidiary and parcel chemical tanker operator DAIICHI TANKER CO., LTD., which runs a fleet of owned and chartered ships serving its customers.

This business unit has been successful in earning revenues by increasing market share in basic petrochemicals such as olefins and aromatics. Moreover, the latent steady growth of demand for petrochemicals in the world, particularly in China and other Asian countries, would be earnings driver for this unit despite the deceleration in demand caused by recent economic slow down.

During the past several years, most worldwide petrochemical companies have been engaged in drastic restructurings of their sales structures as well as mergers and acquisitions in order to cope with the changes in the market structure of petrochemical products including increasing demand from China and other Asian countries, rising material costs reflecting higher crude oil prices and shifting in olefin production to the Middle East using cost-effective natural gas. In these operating environments, we are aiming to remain competitive, by strengthening our market position with further expansion of our trade volume and market share. This business unit’s sales channels to various customers in diverse geographic areas enable us to make geographical and/or time swap arrangements. Its global logistics services network functions as a competitive advantage in gaining more business transactions.

Performance Chemicals Business Unit

The Performance Chemicals Business Unit has 14 subsidiaries and 16 associated companies and is engaged in sales, trade, distribution and production of the following commodities and related activities:

•	Ammonia, sulphur, sulphuric acid

•	Fertilizer businesses

—	Urea, ammonium sulfate, phosphate rock, diammonium phosphate, fused magnesium phosphate, potash

•	Agri science businesses

—	Crop protection chemicals (herbicide, insecticide, fungicide, intermediates for these chemicals), feed additives

•	Photovoltaic power related business

—	Distribution of silicon materials, solar module components and solar modules and procurement and delivery of photovoltaic power generation systems

•	Specialty chemical businesses

—	Detergent intermediates and oleo chemicals, colors & functional chemicals, rosin, aroma chemicals

•	Performance materials business

—	inorganic products such as synthetic resin , additives of plastic such as elasticizer, stabilizer and pigment, catalyst, titanium oxide and iodine

•	SCM related businesses

—	Production and distribution of office automation equipment, cell phone and electric appliances

•	Electronics materials business

—	Liquid crystal member, high-purity chemicals employed in semiconductor and industrial films

In agri science business, this business unit has extended the distribution of agricultural chemical products worldwide through subsidiaries such as Mitsui AgriScience International SA/NV.

In fertilizer business, this business unit is engaged in import, export and offshore transactions involving various types of fertilizers, fertilizer raw materials and phosphoric acid derivatives. In February 2010, Mitsui’s board of directors approved this segment’s acquisition of a 25% interest in a phosphorus ore development project in the Bayóvar area of Peru’s Piura Province, in which Compañia Minera Miski Mayo S.A.C. (Peru), a subsidiary of Vale S.A. had a 100% economic interest, and the final agreement on the details of Mitsui’s participation in the project was concluded in July 2010. Production is expected to start in the 2nd half of 2010 and the annual production volume of refined phosphorus ore is expected to be about 3.9 million tons.

In the ammonia and sulphur field, this business unit operates logistics systems for various industries in Japan and overseas. For example, this business unit exports sulphur, a byproduct of petroleum refining, to Asian countries, by operating specialized tankers.

In order to overcome various unfavorable economic conditions such as depletion in the supply of mineral resources or an increase in acquisition cost of raw materials from our existing suppliers, this business unit has been seeking opportunities to participate in new supply sources.

This business unit established the Renewable Energy Division in June 2008 to expand the solar power related business looking down at the entire value chain of the business. We transferred solar related business of the IT Business Unit into this business unit which has been dealing with photovoltaic materials and modules. This business unit aims to collaborate with the Infrastructure Projects Business Unit which is in charge of IPP and other business units in the photovoltaic power generation related areas.

In Japan, for the purpose of sales enhancement and efficient business operations, two sales subsidiaries related to products such as solvent and industrial chemicals merged to form Mitsui Bussan Chemicals Co., Ltd. in April 2009, and three sales subsidiaries related to plastic materials merged to form Mitsui Bussan Plastics Trade Co., Ltd. in April 2008.

Energy Segment

The Energy Segment consists of two business units, Energy Business Units I and II. In April 2007, businesses of coal, nuclear energy, carbon credits, and hydrogen and fuel cell was transferred to the Energy Segment from the former Iron & Steel Raw Materials and Non-Ferrous Metals Segment, with an aim to build an integrated energy strategy from a comprehensive and global view of all primary resources. The former Energy Business Unit was divided into Energy Business Units I and II upon this organizational change.

Gross profit and net income attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥155.0 billion or 22.1% and ¥83.8 billion or 56.0% of our consolidated totals, respectively.

This segment has:

•

30 subsidiaries, including Mitsui E&P Australia Pty Limited (Australia), Mitsui E&P Middle East B.V. (Netherlands), Mitsui Oil Exploration Co., Ltd. (Japan), MitEnergy Upstream LLC (United States), Mitsui E&P USA LLC (United States), Mitsui Gas Development Qatar B.V. (Netherlands), Mitsui Sakhalin Holdings B.V. (Netherlands), Mitsui Coal Holdings Pty. Ltd. (Australia), Mitsui & Co., Uranium Australia Pty. Ltd. (Australia), Mitsui Oil (Asia) Hong Kong Limited (Hong Kong, China), Mitsui Oil Co., Ltd. (Japan) and Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan) ; and

•	7 associated companies, including Japan Australia LNG (MIMI) Pty. Ltd. (Australia) and BHP Mitsui Coal Pty. Ltd. (Australia)

Energy Business Unit I is engaged in:

•	Exploration and production of oil and gas, coal, uranium and other energy resources;

•	Trading of oil, petroleum products, coal, uranium and other energy resources;

•	Petroleum refining and marketing of gasoline, liquefied petroleum gas (“LPG”) and other petroleum products in the Japanese domestic market; and

Energy Business Unit II is engaged in:

•	Development of natural gas and liquefied natural gas (“LNG”) projects;

•	Trading of LNG; and

•	Development of new gas commercialization technology (natural gas hydrate etc.).

•	Development of carbon credit business, biomass ethanol business and other next generation energy sources.

The Energy Segment is engaged in various LNG, natural gas and oil development projects which require long lead time for their development and implementation. We are involved in the following seven LNG projects currently in operation:

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

•

Qatar Liquefied Gas Company Ltd., in which we hold 7.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 9.6 million tons per annum production capacity. We also hold 1.5% interest in Qatar Liquefied Gas Company Ltd. 3, which is expected to start production in later 2010 with some 7.8 million tons per annum production capacity;

•	Oman LNG L.L.C., in which we hold 2.8% interest in natural gas liquefaction and LNG exporting activities, and which has some 7.1 million tons per annum production capacity; and

•	Equatorial Guinea LNG Company, S.A., in which we hold 8.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 3.4 million tons per annum production capacity; and

•

Sakhalin Energy Investment Company Ltd. (“SEIC”), in which we hold 12.5% interest in natural gas liquefaction and LNG exporting activities, and which has some 9.6 million tons per annum production capacity

•	Tangguh LNG project in Indonesia, in which we hold 2.3% interest in natural gas liquefaction and LNG exporting activities, and which has some 7.6 million tons per annum production capacity

Under long term contracts, the NWS JV supplies most of its LNG output to Japanese (partly to Korean) electricity and gas utility companies. In addition, in May 2006, the JV started LNG supply to China, via Guangdong LNG terminal. Also, the JV started the production at the fifth LNG processing train in September 2008, of which capacity is 4.4 million tons per annum. An “LNG processing train” is a set of facilities in a liquefaction plant to produce LNG from natural gas.

As for Sakhalin II project, SEIC had started half-year oil production since 1999 at the Molikpaq offshore platform installed in the Astokhskoye field, off the Sakhalin Island since 1999 as the first stage of the project. In May 2003, as the second stage of the project, the full-field development of Piltun-Astokhskoye oil field, aimed for year-round crude oil production, and the Lunskoye gas field aimed for LNG production commenced. In April 2007, Mitsui, Royal Dutch Shell plc (“Shell”) and Mitsubishi Corporation (“Mitsubishi”) signed a Sale and Purchase Agreement with OAO Gazprom (“Gazprom”) to transfer their shares in SEIC to Gazprom. After the share transfer, shareholders of SEIC consist of Gazprom (50% plus 1 share), Shell (27.5% minus 1 share), Mitsui (12.5%) and Mitsubishi (10.0%). The total sale price was US$7.45 billion, and Mitsui’s proportionate share was US$1,862.5 million. In December 2008, the year-round crude oil production started and, based on the long term sale and purchase agreements, LNG shipment commenced in March 2009. The peak crude oil production is expected to reach 150 thousand barrels per day and annual LNG production capacity is about 9.6 million tons. Virtually most of the LNG production capacity was sold under the long term sale and purchase agreements with customers in Japan, Korea and US West Coast, including buyers’ optional volume. Mitsui, as a shareholder of SEIC, will make every effort to achieve and maintain the stable production and to further develop the project together with other shareholders, Gazprom, Shell and Mitsubishi.

We own 2.3% interest, through our subsidiaries KG Berau and KG Wiriagar (Japan), in the Tangguh LNG project in Indonesia, which started production in July 2009 with production capacity being 7.6 million tons per annum.

With respect to our LNG related operations, this segment has entered into various long term sales contracts, based on “take or pay” conditions, with customers such as Japanese utility companies. We believe the worldwide LNG business has been undergoing gradual structural changes since the late 1990s as follows:

•

Exploration and development of natural gas and production of LNG require significant capital and financial commitments. Moreover, this involves a broad range of logistical and technological expertise, including linking suppliers to distributors and consumers while developing plants in order to efficiently extract and liquefy the natural gas for transportation and then re-gasifying the LNG. Up until the mid-1990s, purchase commitments by buyers with full “take or pay” obligations for a period of 20 years or more had been an essential element for equity holders, distributors and sellers of LNG projects to make the capital and financial commitment to build LNG production facilities. These equity investors had resisted making capital and financial commitments without being able to fully secure stable long-term purchase commitments. In recent years, however, equity holders of several LNG projects have been making investments without fully securing long-term purchase commitments from buyers.

•

Due to technological innovations, LNG producers have successfully reduced capital costs with respect to the construction of LNG production plants and LNG vessels. Technological innovation has also enabled the producers to increase the design capacities of LNG production plants and LNG vessels allowing them to benefit from economies of scale. These technological developments allow LNG to be more competitive with other types of energy sources.

•	In response to the needs of LNG buyers, the LNG spot market has been expanding, whereby the percentage of spot trades in worldwide LNG contracts rose to 16% in 2010 from 1.3% in 1992.

•

In addition to the traditional core LNG markets in Japan, new markets have been emerging in countries such as China and India due to increasing demand for electricity. Despite the setback in tight supply-demand balance due to the recent recession of the economy and increasing supply from unconventional natural gas due to technological advances and innovations, the LNG market is expected to develop worldwide considering the sizable economies of these countries and the increasing popularity of LNG as a “clean energy” source.

Identifying, exploring and developing oil and gas reserve prospects are key factors to success for the Energy Segment. The principal strategic regions for this business are Oceania, Southeast Asia, the Middle East and North America.

Oceania (Australia and New Zealand)

The development and production projects of offshore oil fields of Enfield and the Vincent in which Mitsui E&P Australia Pty Limited has participating interests are the core projects of this segment in terms of capital expenditures including cost of mineral right, exploration, and development next to the Sakhalin II project.

In March 2004, Mitsui E&P Australia Pty Limited acquired a 40% interest in each of exploration block WA-28-L and exploration block WA-271-P located in the North West Shelf area in Australia, which together contained three undeveloped oil fields, Enfield, Vincent, and Laverda. Commercial production from Enfield oil field started in July 2006. Subsequently, some of the major production wells were shut-in due to unexpected sand production. and water breakthrough, and the joint venture conducted consecutive repair work and additional drilling, which stabilized production in those wells. The average production rate during January to March 2010 period was approximately 32,000 barrels per day. At the same time, Mitsui E&P Australia Pty Limited reached final investment decision for Vincent oil field, adjacent to Enfield oil field, in March 2006 with total development cost of approximately US$720 million. Vincent started commercial production in

August 2008. In April 2009, a fire occurred on board the floating production storage and offloading facility and resulted in the facility being shut-down until June 2009. As a result of the incident, production has been constrained to minimize gas flaring due to the gas compressor outage. The average production rate during January to March 2010 period was approximately 20,000 barrels per day.

Mitsui E&P Australia Pty Limited owns 35% interest in Tui area oil field offshore North Island of New Zealand. Commercial production of Tui area oil project started in July 2007. It also owns interests in Casino gas & condensate field and in Henry and Netherby gas fields, both of which are located offshore South Australia. Casino gas & condensate field started commercial production in February 2006 while Henry and Netherby gas fields started in February 2010.

In June 2007, Wandoo Petroleum Pty. Ltd. sold its entire Australian upstream oil and gas producing assets, including Cliff Head oil field offshore Western Australia and Yolla gas & condensate field, offshore Victoria.

Southeast Asia

Mitsui Oil Exploration Co., Ltd. has been actively engaged in oil and natural gas exploration, development and production projects in Thailand and neighboring Southeast Asian countries as well as in the Middle East. In June 2005, Mitsui Oil Exploration Co., Ltd. acquired assets in offshore Thailand, 46.3% interest in the B8/32 Concession and the adjacent Block 9A Concession, jointly with a partner in Thailand. The purchase price was US$820 million, and Mitsui Oil Exploration Co., Ltd. acquired approximately 40% share. In October 2007, Mitsui Oil Exploration Co., Ltd. and its co-concessionaires agreed with the Thai Ministry of Energy to extend the production period of four offshore blocks (Block No. 10—13) in the Gulf of Thailand to 2022. Together with Mitsui Oil Exploration Co., Ltd., Energy Segment continues putting a high priority on expanding oil and gas equity reserves. In March 2006, Mitsui agreed with Mitsui Engineering & Shipping Co., Ltd. to purchase 6% of the total issued shares of Mitsui Oil Exploration Co., Ltd. of which Mitsui held a 44.4% share prior to concluding the agreement. As a result of the transactions, Mitsui Oil Exploration Co., Ltd. became a subsidiary of Mitsui with a 50.3% voting share. As of March 31, 2010, Mitsui’s ownership interest is 69.91%, reflecting additional share purchase transactions.

Middle East

In Oman, Mitsui E&P Middle East B.V. has 35% share in the Block 27 oil fields which started commercial production in June 2006 and the Block 9 oil fields in production. In March 2010, Mitsui has divested all its shares of 20% of United Petroleum Development Co., Ltd. (Japan), participating in exploration and production activities in the El Bunduq Field, which is located on the offshore border of United Arab Emirates and Qatar.

North America

MitEnergy Upstream LLC (United States), established by Mitsui, Mitsui & Co. (U.S.A.) Inc. and Mitsui Oil Exploration Co., Ltd., acquired 50% share of an undivided interest in oil and gas leasehold assets of Pogo Producing Company located offshore in the Gulf of Mexico in April 2006. In November 2009, MitEnergy Upstream LLC entered into a purchase and sale agreement to divest all of its Gulf of Mexico oil and gas assets to Energy XXI, Inc. for approximately US$283 million with an aim to reinvest the sale proceeds to other high growth potential opportunities.

In February 2010, Mitsui E&P USA LLC, which was established by this segment and its subsidiary, Mitsui Oil Exploration Co., Ltd., entered into an agreement with Anadarko Petroleum Corporation to participate in the development and production of the Marcellus Shale gas project in the state of Pennsylvania. The partners of this project will be drilling a few thousand wells during a span of over ten years and the total development cost of Mitsui E&P USA LLC is estimated to be between US$3 billion and US$4 billion depending on the progress. Mitsui E&P USA LLC will carry US$1,400 million of Anadarko’s future development in consideration of its interest in the project. Mitsui E&P USA LLC and Anadarko Petroleum Corporation also reached an agreement to jointly acquire new leases in the state of Pennsylvania for a period of ten years to further expand the business.

A third-party semi-submersible drilling rig, known as the Deepwater Horizon rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced an explosion on April 20, 2010, which sank the rig and resulted in a spill of hydrocarbons from the well. Since the explosion, there has been an on-going, large-scale well-control and clean-up effort. MOEX Offshore 2007 LLC holds a 10% minority non-operating interest in the Mississippi Canyon 252 lease on which the Deepwater Horizon rig was drilling. MOEX Offshore 2007 LLC is a wholly owned subsidiary of MOEX USA Corporation, which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd., in which Mitsui holds a 69.91% equity interest.

MOEX Offshore 2007 LLC has received, and expects to continue to receive, invoices from BP Exploration and Production Inc. (“BP”) seeking reimbursement of costs incurred by BP related to BP’s response to the Deep Horizon incident. As of date of filing, the aggregate amount of costs covered by these invoices is approximately US$974 million. In light of the numerous ongoing investigations that are currently taking place to determine the facts and circumstances surrounding the incident, the numerous lawsuits that are pending and the others that are expected to be commenced against MOEX Offshore 2007 LLC and its affiliates and the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, MOEX Offshore 2007 LLC is undertaking a very careful and independent review of BP’s claims for reimbursement. For the reasons expressed above, MOEX Offshore 2007 LLC is withholding payment of the referenced invoices, pending further discussions with BP and its affiliates and the resolution of the outstanding issues referenced above.

Mitsui Oil Exploration Co., Ltd., MOEX USA Corporation, MOEX Offshore 2007 LLC and Mitsui & Co. (U.S.A.), Inc. have been named as defendants in various legal actions.

Given our indirect equity interest in a non-operating interest holder of the lease on which the Deepwater Horizon rig was drilling, and in light of the outstanding issues referenced above, we are currently unable to estimate the potential liability of MOEX Offshore 2007 LLC or its affiliates, if any, for the costs associated with the Deepwater Horizon incident in the Gulf of Mexico. Mitsui recognized the impairment losses for the amount to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized expenses relating to the well in Other expense-net for the three-month period ended June 30, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the incident will have on its future operating results, financial position or cash flows.

In addition, seeking to replenish and enhance our oil and gas reserves, we are engaged in exploration activities in the above-mentioned regions as well as Mozambique, Namibia and Ghana. We also are currently seeking unconventional development of oil and gas resources, such as oil sands in Canada and oil shale in the US.

As a result of the above-mentioned developing activities, our oil and gas reserves decreased from 403 million BOE at the end of March 2009 (according to ASC 932; including 62 million barrels for Mitsui Oil Exploration Co., Ltd.’s minority interest) to 369 million BOE at the end of March 2010 (according to ASC 932; including 36 million barrels for Mitsui Oil Exploration Co., Ltd.’s minority interest). See “Item 4.D. Property, Plants and Equipment—Oil and Gas Producing Activities” and “Supplemental Information on Oil and Gas Producing Activities” to the consolidated financial statements included elsewhere in this annual report on Form 20-F.

The Energy Segment participates in oil and gas related joint venture operations, typically as a “non-operator” equity holder, relying on our project partner, the “operator”, which is responsible for operation management including exploration, development and production of oil and gas resources. In these projects, the Energy Segment collaborates with partners that has sufficient technical knowledge and expertise to reduce operational risks, and also contributes to a limited extent as a non-operator on management of time schedules, capital expenditures, production plans, and safety and environmental standards related to the projects. Also see discussion on our exploration, development and production of mineral resources and oil and gas in “Item 3.D. Risk Factors.”

With respect to oil and gas exploration, development and production (“E&P”) business, it is important to maintain or increase oil and gas reserves as is the case for major oil and gas companies, and Mitsui’s Energy Segment is also aiming to increase its reserves by expanding current projects and investing in new opportunities. Although our reserve is less than those of major oil and gas companies in the world, its volume can be ranked as a top level company among the Japanese oil and gas companies.

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

Demand has strongly recovered after the above mentioned joint ventures experienced production adjustments due to recession of the world economy as well as reductions in crude steel production by steel manufacturers in the first half of this fiscal year. Furthermore, in the medium and long term, demand of both thermal coal and metallurgical coal are expected to increase along with economic growth of Asian countries including India and China. In response to such increasing global demand, we continue to make proactive capital investments to expand the capacities of existing projects, and our equity production tonnage is expected to increase after this fiscal year onward. Regarding further information and discussion on development of our coal mining projects, see “Item 4.A. History and Development of the Company—Capital Expenditure”, “Item 5.A. Operating Results—Operating Results by Operating Segment—Energy Segment” and “Item 5.B. Liquidity and Capital Resources—Investment Plans and Financial Policies of the Medium Term Management Outlook.”

Revenues from oil and gas producing activities and coal mining activities (based on US GAAP) account for a critical portion of this segment. The table below sets forth the break down of revenues of the Energy Segment.

	Revenues
	Billions of Yen
	Revenues from Sales of Products			Revenues from Sales of Services and Other Sales
Years Ended March 31,	Revenues from Oil and Gas Producing Activities	Revenues from Coal Mining Activities	Revenues from Sales of Other Products(*)	Commissions and Trading Margins on Intermediary Services and Other	Total Revenues
2010	¥186.6	¥93.0	¥588.1	¥10.4	¥878.1
2009	288.9	123.0	778.3	19.6	1,209.8
2008	248.7	34.3	986.2	14.6	1,283.8

(*)	Revenues from sales of other products mainly consist of sales of crude oil and petroleum products.

The Energy Segment is also participating in uranium development to contribute to its stable supply for nuclear power facilities. In October 2008, Mitsui acquired a 49% interest in six uranium blocks including the Honeymoon mine in South Australia, from Uranium One Inc. Honeymoon mine is in its development stage and aiming for production commencement from 2010. Annual production is planned to reach 400 to 450 tons on a uranium concentrate basis. This segment plans to execute exploration activities and seek for commercialization in the other blocks also.

The Energy Segment is engaged in oil trading operations conducted by Mitsui and Mitsui Oil (Asia) Hong Kong Limited.

The international markets for crude oil and petroleum products are highly competitive and volatile. These commodities are listed and traded on various markets such as NYMEX in New York, ICE in London, SGX in Singapore and TOCOM in Tokyo, and our competitors in these markets are major oil and gas companies, national oil companies of oil producing countries, and oil traders including Japanese trading companies. In maintaining our competitive edge under these circumstances, it is critical for this segment to maintain good relationship with customers and suppliers as well as to mitigate price risk by utilizing hedging tools such as the futures markets. This segment is active to secure long-term offtake contracts of petroleum products such as fuel oil and condensate to be sold to worldwide companies including Japanese utility and refining companies. Long-term offtake contracts are sales and purchase contracts for various commodities, such as crude oil and petroleum products, entered into by suppliers and buyers, or “offtakers” of such commodities for more than one year.

Within Japan, this segment is also engaged in refining and sales of oil and gas related products through Mitsui Oil Co., Ltd., our oil sales subsidiary, and Kyokuto Petroleum Industries, Ltd. (Japan). Kyokuto Petroleum Industries, Ltd. is a refinery jointly owned (50:50) by the ExxonMobil Corp. Group and Mitsui Oil Co., Ltd.

In the domestic refining and marketing business for oil and gas related products, we are facing severe competition from domestic oil refining and distributing companies due to the structural surplus capacity of refineries in Japan. Kyokuto Petroleum Industries, Ltd. and Mitsui Oil Co., Ltd. are in relatively sound financial situations, and are pursuing efficient and competitive operations. In the LPG business, Mitsui Liquefied Gas Co., Ltd. (Japan) merged with Marubeni Liquefied Gas, Inc. in April 2008 to form Mitsui Marubeni Liquefied Gas Co., Ltd. Mitsui’s ownership interest in the company is 60%. In April 2010, Mitsui, Marubeni, Mitsui Marubeni Liquefied Gas Co., Ltd. and Nippon Oil Corporation , a fully-owned subsidiary of JX Holdings, agreed to commence detailed discussions to integrate Mitsui Marubeni Liquefied Gas Co., Ltd. and the LPG business unit of Nippon Oil Corporation. Under these conditions, the companies agreed to commence discussions toward a possible integration of their LPG businesses to strengthen the competitiveness and profitability through rationalization and improvement of business efficiency. Should such integration be executed, Mitsui’s ownership interest is anticipated to be diluted to approximately 30%.

The Energy Segment is also exploring various new business opportunities in the emerging new energy area. Mitsui expects bio-ethanol to be a significant renewable fuel in the future, and world demand to rise. In view of this, Mitsui are jointly working with Petróleo Brasileiro SA (“Petrobras”) for production of bio-ethanol and related products in Brazil, and marketing such products in the international market.

Foods & Retail Segment

The Foods & Retail Segment consists of one business unit, the Foods & Retail Business Unit, which has 20 subsidiaries including Mitsui Norin Co., Ltd. (Japan), PRI Foods Co., Ltd. (Japan), San-ei Sucrochemical Co., Ltd. (Japan), MITSUI FOODS CO., LTD., Toho Bussan Kaisha, Ltd. (Japan), VENDOR SERVICE CO., LTD. (Japan), Bussan Logistics Solutions Co., Ltd. (Japan), WILSEY FOODS, INC. (United States), Mitsui Alimentos Ltda. (Brazil) and MCM Foods Holdings Lmited (United Kingdom) ; and 16 associated companies including MIKUNI COCA-COLA BOTTLING CO., LTD. (Japan), Mitsui Sugar Co., Ltd. (Japan), The Kumphawapi Sugar Co., Ltd. (Thailand) and Multigrain AG (Switzerland).

Gross profit and net loss attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥83.6 billion or 11.9% and minus ¥0.8 billion or minus 0.5% of our consolidated totals, respectively.

The Foods & Retail Segment engages in:

•

Investment in the food raw material production and distribution businesses abroad such as production and export of grain, dairy farming, canola oil processing, production of edible oil products, shrimp farming, broiler chicken raising, egg producing and sugar manufacturing businesses abroad;

•	Import and domestic/offshore trade of wheat, barley, soybeans, corn, rapeseed, raw sugar, rice, palm oil, etc;

•

Import and domestic/offshore trade of processed foods such as canned products, frozen foods and condiments, liquor, beverage materials such as coffee, tea and juice, dairy products, foodstuffs such as marine products, stock farm products and vegetables;

•

Manufacture of beverages and beverage ingredients, sugar manufacturing business, broiler chicken raising business, manufacture of starch and saccharified products, manufacture of functional food ingredients, and manufacture of feed and functional feed in Japan;

•	Domestic distribution and wholesale through the nationwide wholesaler subsidiary MITSUI FOODS CO., LTD.;

•	Import and domestic trade of containers, packaging materials, and miscellaneous daily goods; and

•	Support services, such as supply chain management including logistics management, and product planning and development for retailers.

The Foods & Retail Segment is involved in a wide range of fields in a value chain of foods, from the global procurement of food materials and production of foodstuffs to the traffic and wholesale of foods, packaging materials and sundry goods.

To secure stable source of supply, this segment purchases grain, oilseeds, and raw sugar mainly from the United States, Canada, Brazil, Australia, Thailand, Malaysia and other countries in the world and sell them primarily in Japan and other Asian countries. This segment sells coffee to Japan and United States, mainly from Brazil. This segment purchases raw materials for beverages, such as tea leaves and juice, marine products, stock farm products, and dairy products from major supply sources around the world and deliver them primarily to Japan.

This segment has positioned the Americas as their main base of operations and the core of their global food supply strategy. In collaboration with the Americas Segment, this segment has developed and maintained the following businesses:

•

In the cereals and grains area, this segment has formed a joint venture, United Harvest, LLC (United States), with CHS Inc., an agricultural cooperative-based company in the United States. United Harvest,

LLC is one of the largest exporters of wheat from the United States exporting approximately 3.2 million tons of wheat for the year ended March 31, 2010, which represents 32% of volume exported from northwest coast of the United States. This segment invested in this company through United Grain Corp. (United States).

•

VENTURA FOODS, LLC, another joint venture formed with CHS Inc., is a supplier of edible oil for the institutional market in the United States. This segment invested in this company through WILSEY FOODS, INC.

•

In August and November 2007, this segment purchased shares in Multigrain AG, parent company of Multigrain S.A. in Brazil, an agricultural business operating company dealing with origination and export of grains, mainly soybeans. In October 2008, this segment made an additional investment of US$124 million, which was a part of the total capital increase made by Multigrain AG in response to capital needs resulting from an expansion of Multigrain S.A’s agricultural business. In March 2010, this segment acquired an additional shareholding from PMG Trading S.A. The total investment amounts to US$234 million. CHS is also a partner in this business and has the same largest ownership interest of 45.1% as Mitsui’s.

•

In December 2007, this segment, together with the Americas Segment, agreed to establish a joint venture of canola oil processing business in Canada with Louis Dreyfus Group. Ownership interests of this segment and the Americas Segment are 28% and 12%, respectively. In February 2010, the canola oil processing facilities started its commercial production following the completion of the construction in December 2009.

•	This segment owns a coffee export subsidiary, Mitsui Alimentos Ltda. in Brazil, World’s largest coffee-producing country.

In the period from 2007 through 2009, this segment made several investments in food raw material production abroad, such as the above-mentioned agricultural business in Brazil and canola oil processing facilities in Canada, a dairy farming business in New Zealand and a shrimp farming business and broiler chicken raising and egg producing businesses in China. This segment aims to secure safe and stable supply sources of food, considering rapidly increasing food demand from emerging countries and conflict in supply capacity for bio-fuel purpose production. This segment intends to expand market channels to Japan and Asia, starting from the above-mentioned joint operations with the most reliable partners in major food material producing countries.

In domestic food materials business, Mitsui Norin Co., Ltd. is engaged in manufacturing and sales of tea leaves and tea-based products, PRI Foods Co., Ltd. is engaged in domestic broiler chicken raising, processing and sales, Mitsui Sugar Co., Ltd. is engaged in sugar refining and sales, and MIKUNI COCA-COLA BOTTLING CO., LTD. is engaged in production and sales of soft drinks.

Competition varies depending on raw materials and products in the upstream areas of grain, feed, raw sugar and food materials, but is primarily based on price and quality of products. Many Japanese trading companies, international producers and others are competitors to varying degrees with respect to food raw materials this segment handles.

MITSUI FOODS CO., LTD. plays a vital role in this segment’s wholesale operations. Its wide-range of business activities and customers include general merchandise stores, supermarkets, convenience stores, catering and restaurant chains throughout Japan, focusing on processed food and liquor transactions. MITSUI FOODS CO., LTD. meets the sophisticated and diversified needs for reduced distribution costs, secure temperature-controlled supply, and faster delivery. In April 2006, MITSUI FOODS CO., LTD. and Mitsui agreed with KOKUBU CO., LTD. (“KOKUBU”), a major Japanese food wholesaler, to form a business alliance. In October 2007, this segment transferred 70% of the shares of Hokushuren Co., Ltd. (Japan), formerly a foods and liquor wholesale subsidiary, to KOKUBU, following transfer of MITSUI FOODS CO., LTD.’s businesses in the Hokkaido area (excluding Seven & i Holdings Co., Ltd.-related businesses) to Hokushuren Co., Ltd. In January

2009, Hokushuren Co., Ltd. and HOKKAIDO KOKUBU CO., LTD., KOKUBU’s wholly owned subsidiary, merged to form SHUREN KOKUBU CO., LTD., in which this segment holds a 26.3% ownership interest as a result of the merger.

MCM Foods Holdings Lmited is engaged in the import and sales of canned food products and groceries in England and other European market.

Mitsui maintains a comprehensive alliance with Seven & i Holdings Co., Ltd., Japan’s nationwide diversified retailer, which mainly engages in convenience stores, general merchandise stores, department stores, food supermarkets, food services, financial services and IT/services. Seven & i Holdings Co., Ltd. also maintains operation through Seven-Eleven Beijing Co., Ltd. in China (Beijing, Chengdu) and 7-Eleven, Inc. in 15 countries including the United States, Asia (Taiwan, Hong Kong, Thailand, Korea, China, Malaysia, Indonesia and Singapore), Canada, Mexico, Australia and Europe (Norway, Sweden, Denmark).

As of the end of February 2010, Mitsui owned 1.8% of Seven & i Holdings Co., Ltd.’s outstanding shares. Mitsui purchased the shares for a total cost of ¥50 billion in 2005, seeking to strengthen business ties with them.

Mitsui offers the following supply services to Seven & i Holdings Co., Ltd. through the domestic subsidiaries, such as MITSUI FOODS CO., LTD., Retail System Service Co., Ltd. (Japan) and VENDOR SERVICE CO., LTD., Bussan Logistics Solutions Co., Ltd. (Japan).

•	supply sundry goods and consumables, such as processed food, liquor, fast food, toys, and games, to more than twelve thousand 7-Eleven stores in Japan;

•	supply food materials, containers and packaging materials to vendors who supply boxed lunches, pre-cooked meals and processed food to 7-Eleven stores in Japan;

•	supply various products to 7-Eleven stores in Japan by temperature-controlled transportation; and

•	provide services to 7-Eleven stores through the subsidiaries, BUSSAN BEIJING LOGISTICS ENTERPRISE LTD. in China and MITSUI BUSSAN LOGISTICS, INC. in the United States.

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

Consumer Service & IT Segment

This segment is comprised of the Consumer Service Business Unit and the IT Business Unit. Effective April 1, 2009, the Consumer Service Business Unit was established through reorganizing the First and the Second Consumer Service Business Units. Media-related business was transferred from the First Consumer Service Business Unit to the IT Business Unit.

Gross profit and net loss attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥52.0 billion or 7.4% and minus ¥9.8 billion or minus 6.5% of our consolidated totals, respectively.

This segment owns 24 subsidiaries including:

•	Mitsui Bussan Inter-Fashion Ltd. (Japan) and BUSSAN REAL ESTATE CO., LTD. (Japan) in the Consumer Service Business Unit; and

•

ShopNet Co., Ltd. (British Virgin Island), Mitsui Knowledge Industry Co., Ltd. (Japan), J-SCube Inc. (Japan), Mitsui Electronics Inc. (Japan), and MBK Distribuidora de Produtos Eletronicos Ltda. (Brazil) in the IT Business Unit.

And it owns 23 associated companies including:

•	AIM SERVICES CO., LTD. (Japan) and Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) in the Consumer Service Business Unit; and

•	QVC JAPAN INC. (Japan), Nihon Unisys, Ltd. (Japan), Moshi Moshi Hotline, Inc. (Japan) and T-GAIA Corporation (Japan) in the IT Business Unit.

Consumer Service Business Unit

Together with 13 subsidiaries and 15 associated companies, the Consumer Service Business Unit is engaged in the following:

•	service and outsourcing businesses including contract food service, uniform rental and facility management;

•

medical and health care-related businesses including supporting pharmaceutical manufacturing and logistics, supporting for operation and management of hospitals and clinics, and health care-related information service;

•

fashion business including global procurement service of apparel and accessories, participation and management of joint ventures with fashion brand holders, and other brand related business including importing, licensing and marketing;

•

real estate business including development of housing, office buildings, logistical and commercial facilities, and related services such as real estate solutions, self-storage and service office business; and

•	housing and industrial materials businesses such as housing materials, wood chips, pulp and paper products, packaging materials and off-the-road tires for mines.

In the service and outsourcing businesses, as joint businesses with ARAMARK Corporation in the United States, AIM SERVICES CO., LTD. provides a variety of services, such as contract food service, refreshment service and related support services for companies, schools, hospitals and social welfare facilities, while ARAMARK Uniform Japan Co., Ltd. (Japan) provides uniform rental services.

In the medical and health care-related businesses, this business unit integrated the whole medical healthcare businesses within this business unit in 2008. In the pharmaceutical value chain area, this business unit provides solutions to the pharmaceutical industry at the various stages in the pharmaceuticals value chain from manufacturing (including R&D) to distribution and sales. In the healthcare service networks area, in Japan and overseas, mainly in Asia, this business unit provides integrated services, aiming at the development of domestic and global healthcare networks of enterprises that provide preventive care, medical care, and senior-related services.

In the fashion business, this business unit provides services to accommodate developments in the markets in:

•	original equipment manufacturing (“OEM”) business for apparel manufacturers; and

•	brand marketing business including brand licensing.

In the field of OEM business, Mitsui Bussan Inter-Fashion Ltd. is engaged in planning and production of apparel and accessories, by using Mitsui’s global networks and incorporating a vast range of business functions at various stages in the value chain, including design, planning and procurement of materials as well as sewing and processing. Transferring OEM business to Mitsui Bussan Inter-Fashion Ltd., this business unit aims to strengthen its specialty and cost efficiency.

With respect to brand marketing business, this business unit is engaged in both license and import business involving international brands such as Burberry and Max Mara, while some trademark rights such as Pierre Cardin and Hanae Mori are held by this business unit. This business unit enters into license agreements to retain their exclusive marketing manufacturing rights and establishes joint ventures with the brand holders, which control licensing or distributing imported products, thereby establishing a nationwide sales network.

In the field of real estate business, this business unit is engaged in development, management and lease of condominiums, office buildings and other logistical and commercial properties mainly in the Tokyo metropolitan area. This business unit also develops houses and office buildings overseas. Moreover, it owns, operates and leases senior housing properties abroad. This business unit is engaged in real estate solutions, self-storage business, and service office business in Japan.

In the field of the housing and industrial materials businesses, Sumisho & Mitsuibussan Kenzai Co., Ltd. (Japan) supplies housing materials in the Japanese market. This business unit operates afforestation projects with Japanese and the local partners in Australia. It also produces and exports woodchips to Japan. Mitsui Bussan Packaging Co., Ltd. (Japan) actively sells various paper products and packaging materials mainly in Japan and Asia market. This business unit also provides mines with off-the-road tires and related services in South America, Russia and Southeast Asia.

IT Business Unit

The IT Business Unit provides a variety of services, which are delivered through the unit’s 11 subsidiaries and 8 associated companies established in the following six major fields:

•	network and systems integration (“NI/ SI”) businesses;

•	business process outsourcing businesses including enterprise information management and call-center services;

•	mobile communication business including sales agency of mobile handset and telecommunications lines; and development and sales of mobile content;

•	electronics business including import, export and domestic trade of semiconductor devices and equipment/materials for semiconductor and liquid crystal displays;

•	display-related businesses including export and offshore trade of liquid crystal displays and parts; and

•	media-related businesses including television shopping channels, broadcasting, content services and internet-based marketing services.

In the field of NI/SI businesses, Mitsui Knowledge Industry Co., Ltd. and Nihon Unisys, Ltd., both listed on the Tokyo Stock Exchange, provide integrated solutions to a wide range of customers.

•

Mitsui Knowledge Industry Co., Ltd. provides comprehensive ICT services, such as various kinds of system introduction, system maintenance, system operation, network system designing, network system building, network system maintenance support and data center business to wide range of customers including telecommunications carriers, government offices, local municipalities and healthcare and education related public bodies. Mitsui Knowledge Industry Co., Ltd. was formed by a merger in April 2007 between NextCom K.K. and Mitsui Knowledge Industry Co., Ltd. Mitsui owns a 58.4% voting interest in Mitsui Knowledge Industry Co., Ltd. as of March 2010.

•

Nihon Unisys, Ltd. is engaged in the designing and building of computer systems, business process outsourcing services, support services and other peripheral services as well as sales of computer systems. These services are provided to business enterprises in the financial, manufacturing and distribution and public sectors. Mitsui owns a 31.8% voting interest in Nihon Unisys, Ltd. as of March 2010.

This business unit has developed business process outsourcing businesses through J-SCube Inc. and Moshi Moshi Hotline, Inc. J-SCube Inc., which has been engaged in distribution of information processing devices and information input devices, has recently focused on enterprise information management such as customer information input, management and operation. Moshi Moshi Hotline, Inc. is one of the Japanese major providers of call centers and related outsourcing services. Moshi Moshi Hotline, Inc. is listed on the Tokyo Stock Exchange, with this business unit’s current voting interest at 34.4% as of March 2010.

This business unit is engaged in various mobile communication businesses through alliances with domestic cell phone service providers and manufacturers. T-GAIA Corporation (former Telepark Corp.), which was a major associated company in this field, merged with MS Communications Co., Ltd., a domestic large scale agency and distributor engaged in the same business line, and changed its name to T-GAIA Corporation and continued to be listed on the Tokyo Stock Exchange. The merger was to establish its leading position in domestic mobile handset sales and distribution market, by reinforcing cost-efficiency. As a result of the merger, this business unit’s voting interest was diluted to 22.8%, and T-GAIA Corporation became an associated company of this business unit. T-GAIA Corporation is the biggest agency for cell phone subscription as well as a retailer and distributor of cell phone handsets in Japan, engaged in agent for subscription of fixed telecommunications lines, including broadband connections and also settlement services for PIN (Personal Identification Number)-based merchandise sales systems and prepaid mobile phone.

In the field of electronics business, this business unit is engaged in import, export and domestic trade of semiconductor devices and equipment/materials for semiconductor and liquid crystal displays mainly through Mitsui Electronics Inc. (Japan). In recent years, this business unit provides semiconductor and liquid crystal displays related products and services in China, which is a principal production base for electronics products, mainly through our affiliated companies in China.

In the field of display-related businesses, this business unit is also engaged in export and offshore trade of liquid crystal displays (“LCD”) and related parts. Aiming to broaden geographic reach in the growing liquid crystal display market, in January 2010, this business unit decided to invest in TPV Technology Limited, which is one of the world largest PC monitor and LCD television manufacturers, holding plants mainly in China and listed on the Hong Kong stock exchange and the Singapore stock exchange. TPV Technologies Limited produced 46.1 million units of PC monitor and 9.5 million units of LCD television for the year 2009 and ranked 1st and 4th in the world, respectively, in terms of production volume. This business unit acquired a 10% shareholding by a subscription for shares through a third party allotment in March 2010, and subsequently made a joint cash offer for additional shares in TPV Technology Limited on the Hong Kong stock exchange and the Singapore stock exchange together with China Electronics Corporation group, a major shareholder of TPV Technology Limited. As a result of the joint cash offer, this business unit’s ownership became 15.1% as of April 2010.

In the field of media-related businesses, this business unit provides television shopping services operated by QVC Japan, Inc., which was established jointly with QVC Inc. of the United States. In March 2009, this business unit acquired ShopNet Co., Ltd., Taiwan’s third largest provider of 24-hour television shopping. BS digital high definition free television channel subsidiary, World Hi-Vision Channel, Inc. started broadcasting service under the name of BS channel 12 “TwellV” in Japan in December 2007.

This business unit is dependent on the business of our subsidiaries and associated companies, most of which are located in Japan and Asia, where technological innovation is rapid and competition is fierce.

Logistics & Financial Markets Segment

The Logistics & Financial Markets Segment is engaged in transportation and logistics services, insurance and financial business in Japan and abroad.

Gross profit and net loss attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥31.3 billion or 4.5% and minus ¥0.8 billion or minus 0.5% of our consolidated totals, respectively.

This segment is composed of the Financial Markets Business Unit and the Transportation Logistics Business Unit, and has 28 subsidiaries including:

•

in the Financial Markets Business Unit, Mitsui & Co. Energy Risk Management Ltd. (United Kingdom)(*1), Mitsui & Co. Precious Metals, Inc. (United States), Mitsui Bussan Precious Metals (Hong Kong) Limited (Hong Kong, China), Mitsui Bussan Commodities Ltd. (United Kingdom), Mitsui & Co., Principal Investments Ltd. (Japan) and MVC Corporation (Japan); and

•

in the Transportation Logistics Business Unit, Trinet Logistics Co., Ltd. (Japan), Mitsuibussan Insurance Co., Ltd. (Japan), TRI-NET (JAPAN) INC. (Japan), TRI-NET LOGISTICS (ASIA) PTE LTD (Singapore) and Tokyo International Air Cargo Terminal Ltd. (Japan).

4 associated companies including JA Mitsui Leasing, Ltd. (Japan) in the Financial Markets Business Unit and Mitsui Direct General Insurance Company, Limited (Japan) in the Transportation Logistics Business Unit.

Financial Markets Business Unit

This business unit has 18 subsidiaries and 1 associated company and is engaged in the following business activities:

•	trading in various commodity derivatives such as precious metals, non-ferrous metals listed on the London Metal Exchange (“LME”), energy, and soft commodities;

•	financial equity investments including principal investment and venture capital operation;

•	asset management business such as real estate fund (listed REIT and private fund) and infrastructure fund, ; and

•	leasing business

Mitsui and its subsidiaries such as Mitsui & Co., Energy Risk Management Ltd., Mitsui & Co. Precious Metals, Inc., Mitsui Bussan Commodities Ltd. (United Kingdom) , and Mitsui Bussan Precious Metals (Hong Kong) Ltd. are engaged in trading and brokerage in various commodity derivatives such as precious metals, non-ferrous metals listed on the LME, energy, and soft commodities.

In the principal investment field, this segment deals with corporate investments mainly through subsidiaries such as MVC Corporation, Mitsui & Co. Venture partners, Inc. (United States) (MVC and MCVP are collectively called as “Mitsui Ventures”) In order to make a profit from investments and to pioneer new business domains for Mitsui, these subsidiaries are adding value to investee companies and focusing on specific industries and regions. As for venture capital business in the corporate investments field, Mitsui Ventures are engaged in investing in and supporting start-up companies which have great potential ability to succeed in several countries such as Japan, United States and China. And as for growth capital investments, this segment is focusing on China and Asia as strategic area and is seeking for opportunities to invest to growing companies on a global basis.

We are also engaged in sales and marketing of various derivatives and financial instruments of our own development to investors and market participants. Japan Alternative Investment Co., Ltd. (Japan) acts as placement agent for alternative investment products such as infrastructure fund and funds of hedge funds.

In REIT related businesses, Mitsui & Co., Logistics Partners Ltd. (Japan) provides asset management service to Japan Logistics Fund Inc, a listed REIT on the Tokyo Stock Exchange that is only Japanese REIT specializing in logistics properties such as warehouses and distribution centers. In June 2008, this business unit launched an emerging market infrastructure fund with Challenger Financial Service Group, an Australian-based

(*1)	Mitsui & Co. Energy Risk Management Ltd. changed its name to Mitsui & Co. Commodity Risk Management Ltd. in April 2010.

financial services organization. This fund, while meeting the growing demands of global investors to invest in infrastructure assets, is intended to contribute to the development of emerging market economies by providing the needed capital to the infrastructure space, enabling the rapid growth in the regions.

As of the end of March 2010, this business unit has a 33.4% voting interest in JA Mitsui Leasing, Ltd., a general leasing company with its strengths in leasing of information-processing equipment and large scale equipment, as well as industrial machinery, aircraft and ocean vessels. JA Mitsui Leasing, Ltd. was created as a joint holding company in April 2008 to integrate smoothly the operations of Mitsui Leasing & Development, Ltd. (Japan), an associated company of the unit, and Kyodo Leasing Co., Ltd., another major leasing company, to reinforce operating bases. In October 2008, JA Mitsui Leasing, Ltd. merged its wholly-owned two subsidiaries, Mitsui Leasing & Development, Ltd. and Kyodo Leasing Co., Ltd. In October 2009, each of Mitsui and The Norinchukin Bank, another major shareholder in JA Mitsui Leasing, Ltd., invested ¥30 billion in JA Mitsui Leasing, Ltd. for its newly issued shares by third party allotment with an objective to strengthen the financial condition of JA Mitsui Leasing, Ltd. As of March 31, 2010, this business unit has an 2.2% share of outstanding common stock in Cedyna Financial Corporation (Japan, formerly Central Finance Co., Ltd.), a consumer credit and credit card company in Japan.

Transportation Logistics Business Unit

The Transportation Logistics Business Unit provides sophisticated, high value added logistics services to customers, leveraging its longstanding experience in offering such services group-wide. This business unit also seeks the development of new business domains through integrating logistics, financial and information technology.

Together with 10 subsidiaries and 3 associated companies, this business unit is engaged in the following business activities:

•

International transportation services including combined multi transportation centering on container shipping, transportation of plants and other special cargoes, tramper shipping, logsitics solution services such as supply chain management warehousing and distributions;

•	Logistics infrastructure projects, including port development projects in emerging countries, and transport-infrastructure such as railway and airports etc;

•	Insurance agency services and insurance-related consulting;

•	New logistic solution business of liquidation of logistics assets utilizing REITs function; and

•	Agri-food business.

In the international logistics business, this business unit has established TRI-NET (JAPAN) INC. and other core subsidiaries, which are located in Japan, the Americas, Europe, South East Asia, and China. Each of those subsidiaries collaborates with the Head Office and overseas trading subsidiaries worldwide to provide customers with solutions to logistics needs through international combined multimodal transportation services using various modes of land, sea and air transportation. And through its tramp shipping services, this business unit provides transportation for bulk cargoes, such as coal, grain and fertilizers, as well as project transportation services for power generation plants, chemical plants and other facilities. In the development of its warehousing business, Tri-net Logistics Co., Ltd. has focused in particular in transportation services for bulk chemicals. In the logistics solutions field, Tri-net Logistics Co., Ltd. uses its logistics engineering capabilities to produce advanced logistics design solutions.

This Business Unit is also developing logistics infrastructure and transportation systems with the aim of expanding its business activities in emerging economies including the BRICs and Middle Eastern countries. In Russia, this business unit established large scale warehousing facilities in Moscow for Japanese manufacturers of electrical appliances, construction machinery, motor vehicles and other products. In 2007, it signed an operational partnership agreement with Russian Railways. Additionally, in the Middle East, this business unit has set up a logistics base in Dubai in partnership with AW Rostamani Group.

In the insurance and risk management field, this business unit provides insurance agency services through Mitsuibussan Insurance Co., Ltd. Several subsidiaries, including Insurance Company of Trinet Asia Pte., Ltd. (Singapore), operate as captive insurance companies and also use their experience and knowledge of risk management to provide direct insurance writing services. In December 2009, this business unit became the largest shareholder of ACAL Holdings Pte Ltd (Singapore), reinsurance company in Lloyd’s. In addition, this business unit has 19.8% share interest in an associated company, Mitsui Direct General Insurance Company, Limited, a direct marketing non-life insurance company specializing in Internet-based sales.

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

Gross profit and net loss attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥73.1 billion or 10.4% and minus ¥9.6billion or minus 6.4% of our consolidated total, respectively.

This segment consists of 9 trading subsidiaries including Mitsui & Co. (U.S.A), Inc. (United States), Mitsui & Co. (Canada) Ltd. (Canada) and Mitsui & Co.(Brasil) S.A. (Brazil), 31 other subsidiaries owned mainly by Mitsui U.S.A. including Steel Technologies Inc. (United States), Champions Pipe & Supply, Inc. (United States), Mit Wind Power Inc. (United States), Mitsui Automotriz S.A. (Peru), Road Machinery, LLC (United States), Ellison Technologies Inc. (United States), Intercontinental Terminals Company LLC (United States), Novus International, Inc. (United States), CornerStone Research & Development Inc. (United States), SunWize Technologies, Inc. (United States), Fertilizantes Mitsui S.A. Industria e Comercio (Brazil), Westport Petroleum, Inc. (United States), United Grain Corp. (United States), Mitsui Foods, Inc. (United States), MBK Real Estate LLC (United States) and AFC HoldCo, LLC (United States) and 9 associated companies including MED3000 Group. Inc. (United States).

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

Business activities of Mitsui U.S.A.’s major operating divisions are as follows:

•

The Iron & Steel Products Division maintains alliances with steel makers, steel processors, and major local customers in the U.S. and other countries. It specializes in streamlining the processes at each step of value chain of steel products, managing inventory and process arrangements. Steel Technologies Inc., a steel processor which operates more than 20 steel processing facilities in North America, which Mitsui U.S.A. acquired in June 2007, is a core operation of this division. It processes flat-rolled steel and provides a wide range of value added services including pickling, cold strip and blanking for automotive steel plate. Among various customers, the United States automotive makers and their affiliated parts makers are major customers. In March 2010, Mitsui U.S.A. entered into a definitive agreement with Nucor Corporation to own and operate a flat rolled processing network and other steel related projects throughout North America. In April 2010, Mitsui U.S.A. contributed Steel Technologies Inc. into a newly established holding company, to be named NuMit LLC, and then 50% of the interest in NuMit LLC was sold to Nucor Corporation. Steel Technologies Inc. will serve as the foundation for NuMit LLC, and will enhance its flat rolled steel processing operations in North America. NuMit LLC will also expand its business domain to other steel related projects throughout the world. Mitsui U.S.A. intends to invest the proceeds from the transaction into further NuMit LLC’s investments. Sales and distribution of energy related steel products inclusive of tubular products sales and distribution within Americas and other areas is another core operation, operated by Champion Pipe & Supply, Inc.

•

The Energy & Mineral Resources Division engages in copper concentrate and cathode; aluminum ingot; aluminum product; other non-ferrous metal materials; iron and steel raw materials; steel and nonferrous metal scrap; crude oil; petroleum coke, petroleum products, bio-ethanol, natural gas and coal. The initiatives with Sims Metal Management Inc., an associated company of the Mineral & Metal Resources Segment, including electrical and electronic recycling, are also handled at this division. Westport Petroleum, Inc. in which this division has a 80% voting share and the Energy Segment has the remaining 20% voting share, is engaged in sales to and purchases from the energy industry with respect to pipeline and cargo trading of petroleum products throughout major international energy markets. These transactions by Westport Petroleum, Inc. account for a significant portion of our revenues from sales of products groupwide.

In November 2009, MitEnergy Upstream LLC, a subsidiary in which this division and the Energy Segment invest, sold all of its Gulf of Mexico oil and gas assets. See also “Energy Segment” for more details about the asset sale.

•

The Infrastructure Business Division pursues with the large scale projects and businesses in the field of infrastructures mainly related to the power generations, water treatment, transportation and natural resources, and energy (Oil & Gas) in cooperation with Head Office. This division has subsidiaries such as a wind power generation company in Texas, U.S. A. and a water treatment company in Mexico. The division engages also in providing newly built vessels to major oil and shipping companies and in aircraft leasing business for regional airlines and provides sophisticated, high value added logistics services through Tri-Net Logistics Management Inc., leveraging its longstanding experience in such field, while engaging in transportation and logistics related business in America.

•

The Motor Vehicles Division engages in the businesses of motor vehicles and construction and industrial machinery. Specifically, this division invests in areas closely relating to downstream dealer and logistics businesses, focusing on taking part in the planning of various kinds of business connected to the distribution processes of goods.

•

The Chemicals Division is engaged in the business and trade of various chemical products such as plastic materials, compound resin and its final products, food and feed additives, chemical fertilizer, pesticide, and gas chemical and petrochemical products. Novus International, Inc., a feed additive manufacturing subsidiary, produces and sells amino acids. In addition, Intercontinental Terminal Company LLC is engaged in the chemical tank terminal operation. SunWize Technologies, Inc. engages in sales and installation of solar power systems and modules.

•

The Foods, Consumer Service & IT Business Division deals with grain, coffee, foods materials, other foods products, and real estate. This division has a subsidiary, United Grain Corp., which invests in United Harvest, LLC, a joint venture with CHS Inc. for export facility operations for wheat and other grains, and also has a 20% minority interest in WILSEY FOODS, INC. See also “Foods & Retail Segment” for business collaboration with CHS Inc. Additionally, Mitsui Foods Inc. is specialized in the import food distribution business. As to the real estate business, MBK Real Estate LLC handles the development and sale of unit houses and leasing of senior housing properties in the states of California and Washington. CornerStone Research & Development, Inc. focuses on manufacturing service of supplements.

•	The Financial Markets Division had engaged in financial equity investments including principal investment and venture capital operation, but in October 2009 transferred its entire operation except

AFC LLC (United States) to the Logistic & Financial Markets Segment due to the increased importance of global unified investment operation. AFC LLC was established by Mitsui U.S.A. after it acquired in September 2007 Affiliated Financial Corporation and BayQuest Capital Corporation, both of which provided automotive related financing services throughout the United States, and merged them into AFC LLC.

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

Gross profit and net loss attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥16.7 billion or 2.4% and minus ¥3.8 billion or minus 2.5% of our consolidated totals, respectively.

As of March 31, 2010, this segment consisted of 12 trading subsidiaries, including Mitsui & Co. Europe Holdings PLC (United Kingdom), Mitsui & Co. Europe PLC (United Kingdom), Mitsui & Co. Deutschland GmbH (Germany), Mitsui & Co. Benelux S.A./N.V. (Belgium), Mitsui & Co. France S.A.S. (France), Mitsui & Co. Italia S.p.A. (Italy), Mitsui & Co., Middle East Ltd. (United Arab Emirates), 7 subsidiaries including Palloy MTD B.V. (Netherlands) and MBK Real Estate Europe Limited (United Kingdom), and 5 associated companies.

Mitsui & Co. Europe PLC, our wholly-owned subsidiary with its head office in London, manages the overall business activities in Europe, the Middle East, Africa and CIS countries through 12 overseas trading subsidiaries and other branch offices and liaison offices. Mitsui & Co. Europe PLC collaborates with our subsidiaries and associated companies of other operating segments.

Recently, the major parts of business in this segment have been sales and intermediary service of steel products, chemicals and machinery. For example, this segment provided assistance services for SCM of steel products procured by Statoil ASA. In the chemical business, this segment has been engaged in sales and intermediary service of various chemical products and materials supported by our global network and relationship with large scale manufacturers including Bayer Aktiengesellschaft.

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

In April 2008, MBK Real Estate Europe Limited was transferred to this segment from the Consumer Service Business Unit. This segment also had a 40% voting share in Mitsui Automotive Europe B.V. (Netherlands), a subsidiary of the Motor Vehicle Business Unit. In January 2010, the Motor Vehicle Business Unit, together with this segment, wound up Mitsui Automotive Europe B.V. taking into consideration the low growth under the matured automotive market in Europe.

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

Gross profit and net income attributable to Mitsui & Co., Ltd. for this segment for the year ended March 31, 2010 were ¥27.9 billion or 4.0% and ¥25.7 billion or 17.2% of our consolidated totals, respectively.

As of March 31, 2010, this segment consisted of 19 trading subsidiaries, including Mitsui & Co. (Asia Pacific) Pte. Ltd. (Singapore), Mitsui & Co. (Hong Kong) Ltd. (Hong Kong, China), Mitsui & Co. (China) Ltd. (China), Mitsui & Co. (Shanghai) Ltd. (China), Mitsui & Co. (Taiwan) Ltd. (Taiwan), Mitsui & Co. Korea Ltd. (Republic of Korea), Mitsui & Co. (Thailand) Ltd. (Thailand), Mitsiam International Ltd. (Thailand), Mitsui & Co. (Australia) Ltd. (Australia), 4 subsidiaries including Mitsui Water Holdings (Thailand) Ltd. (Thailand), and 7 associated companies.

China

China joined the WTO in 2001 and enjoyed double-digit growth in gross domestic product from 2003 to 2007. Though the growth speed slowed down to some extent due to the financial turmoil, the growth rates in 2008 and 2009 still remained high at 9.6% and 8.7%, respectively, and Chinese economy has gaining greater influence on the world economy.

We have been increasing our operations in, and shifting corporate resources to, Greater China, which includes mainland China and Hong Kong, in order to expand and strengthen our business operations in key industries in China such as steel products, chemicals, mineral and metal resources, foods and retail, IT, and transportation and logistics.

Our presence in China as of March 31, 2010 is comprised of eight local trading subsidiaries, all of which have been permitted to conduct import and export and wholesale trade domestically within China. Those trading subsidiaries include Mitsui & Co., (China) Ltd., an investing company in Beijing, Mitsui & Co. (Shanghai) Ltd., which is located in China’s bonded area, and Mitsui & Co. (Hong Kong) Ltd. In addition, we have established representative offices of Mitsui and branches and offices of local trading subsidiaries in twelve cities in China.

Mitsui & Co., (China) Ltd. has made investments jointly with the business units of the Head Office in critical joint ventures in key industries in China such as steel products, mineral and metal resources, and foods.

ASEAN Region

In the ASEAN region, trading subsidiaries including Mitsui & Co. (Asia Pacific) Pte. Ltd., Mitsui & Co., (Thailand) Ltd., Mitsiam International Ltd. (Thailand) and PT Mitsui Indonesia (Indonesia), subsidiaries and associated companies jointly collaborate with the Head Office and engage in various business activities involving, among other things, chemical and metal products and industrial type projects. Trading subsidiaries also establish various subsidiaries and participate in joint ventures formed with the third parties. As a representative example, Mitsui & Co., (Asia Pacific) Pte. Ltd. owns a 26% interest in Thai Tap Water Supply Public Company Limited (Thailand) through Mitsui Water Holdings (Thailand) Ltd., to supply tap water to the provincial authorities near Bangkok, Thailand under long-term water supply agreements.

In April 2007, Mitsui & Co. Vietnam Ltd. was established and started operations. Mitsui & Co. (Asia Pacific) Pte. Ltd. started operations undertaking all the businesses with the relevant assets, liabilities, contracts and employees from the Singapore branch of Mitsui & Co., Ltd in April 2007.

Southwest Asia

Our operations in India were traditionally handled by branch offices in New Delhi, Calcutta, Madras and Bombay and were concentrated primarily in exporting commodities, such as iron ore and textiles, to Japan and other areas of the world. However, with the increasing deregulation of the Indian economy, we are currently engaged in not only import and export-related transactions but also domestic distribution through Mitsui & Co., India Pvt. Ltd. Furthermore, we are pursuing investment opportunities in domestic distribution channels.

Oceania

In Australia, Mitsui & Co. (Australia) Ltd. is active in the development of minerals such as iron ore and coal, energy and agricultural exports in collaboration with corresponding operating segments, mainly in the Head Office. As described in the Mineral & Metal Resources Segment and the Energy Segment above, Australia is a critical geographic area in our corporate strategy. Mitsui & Co. (Australia) Ltd. participates in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd. with equity shares of 20% and 30%, respectively.

All Other Segment

The operations of the All Other Segment include financing services, office services and other services to external customers, and/or to us and associated companies.

Gross profit and net income for this segment for the year ended March 31, 2010 were ¥0.5 billion or 0.1% and ¥1.5 billion or 1.0% of our consolidated totals, respectively.

The All Other Segment has 11 subsidiaries, including Mitsui Bussan Trade Services Ltd. (Japan), Mitsui Bussan Financial Management Ltd. (Japan), Mitsui & Co. Financial Services Ltd. (Japan), Mitsui & Co. Financial Services (Asia) Ltd. (Singapore), Mitsui & Co. Financial Services (Europe) B.V. (Netherlands) and Mitsui & Co. Financial Service (U.S.A.) Inc. (United States). The activities of major subsidiaries in this segment are as follows:

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

Principal Markets

We are involved in the worldwide trading of various commodities. See “Item 5. A. Operating Results—Revenues” for further details of our revenues by commodity type for the years ended March 31, 2010, 2009 and 2008.

	In Billions of Yen
	Years Ended March 31,
	2010	2009	2008
Revenues
Distribution by Commodity:
Iron and Steel	¥623.5	¥865.6	¥801.3
Non-Ferrous Metals	118.1	197.5	79.7
Machinery	291.1	394.2	478.2
Electronics & Information	94.2	132.3	180.8
Chemicals	1,117.9	1,414.9	1,318.6
Energy	1,134.1	1,692.0	1,999.0
Foods	536.3	611.2	572.6
Textiles	26.6	26.7	37.8
General Merchandise	13.6	19.4	40.5
Property and Service Business	141.0	151.0	206.6

Consolidated Total	¥4,096.4	¥5,504.8	¥5,715.1

The following table shows our revenues in each of our major markets for the years ended March 31, 2010, 2009 and 2008.(1)(2)(3)

	In Billions of Yen
	Years Ended March 31,
	2010	2009	2008
Japan	¥2,329.5	¥2,915.9	¥3,181.5
United States	821.3	1,250.2	1,408.1
Australia	289.4	401.9	229.9
All Other	656.2	936.8	895.6

Consolidated Total	¥4,096.4	¥5,504.8	¥5,715.1

Notes:

(1)	Revenues are attributed to countries based on the location of sellers.
(2)	The Company changed the information from total trading transactions to revenues. Certain costs related to revenues presented net in accordance with ASC605-45, “Revenue Recognition—Principal Agent Considerations”, are not attributable to countries based on the location of customers. Therefore the Company provided total trading transaction attributed to countries based on the location of customers instead of revenues in previous year. In accordance with this change, the figures for the year ended March 31, 2009 and 2008 have been changed to conform to the current year presentation.
(3)	The figures relating to discontinued operations are eliminated from each geographic area amount and “Consolidated Total.”

C.	Organizational Structure.

We are a global general trading company and we conduct our business with our subsidiaries and associated companies. As of March 31, 2010, we had 292 subsidiaries and 169 associated companies that are accounted for by the equity method.

The table below provides information on our significant subsidiaries as of March 31, 2010. We have supplementarily provided voting power where it differs from ownership interest.

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
Iron & Steel Products	Mitsui & Co. Steel Ltd.	Japan	Domestic sales, export, import of steel products for construction and other steel products	100.0
	MITSUI BUSSAN KOZAI HANBAI CO., LTD.	Japan	Wholesale of steel products	89.1
	MBK Steel Products West Co., Ltd.	Japan	Wholesale of steel products	100.0
	Seikei Steel Tube Corp.	Japan	Manufacture and sales of steel tube	51.0
	Regency Steel Asia Pte Ltd.	Singapore	Wholesale and retail of steel products	92.5
	Bangkok Coil Center Co., Ltd.	Thailand	Steel processing	95.4	98.9

Mineral & Metal Resources	Mitsui Iron Ore Development Pty. Ltd.	Australia	Mining and sales of Australian iron ore	100.0
	Mitsui-Itochu Iron Pty. Ltd.	Australia	Mining and sales of Australian iron ore	70.0
	Japan Collahuasi Resources B.V.	Netherlands	Investments in a copper mine in Chile	61.9
	Mitsui Raw Materials Development Pty. Limited	Australia	Investment in Sims Metal Management Limited, a scrap metal recycler	100.0
	MITSUI BUSSAN METALS CO., LTD.	Japan	Sales and trading of scrap, ferroalloys and non-ferrous material products	100.0

Machinery & Infrastructure Projects	MBK Project Holdings Ltd.	Japan	Investments in manufacturers of plant-related materials and equipment	100.0
	Mitsui & Co. Plant Systems, Ltd.	Japan	Sales of various plants, electric power facilities and transportations	100.0
	Mitsui Power Ventures Limited	United Kingdom	Investments in power generation business	100.0
	MIT POWER CANADA LP INC.	Canada	Investment in Greenfield Power Generation Project in Ontario	100.0
	Mitsui Rail Capital Holdings, Inc.	United States	Freightcar leasing and management in North America	100.0
	Mitsui Rail Capital Europe B.V.	Netherlands	Locomotive leasing and management in Europe	100.0
	Mitsui Rail Capital Participacoes Ltda.	Brazil	Freightcar leasing and management in Brazil	100.0
	MITSUI GAS E ENERGIA DO BRASIL LTDA.	Brazil	Investments in gas distribution companies	100.0
	Cactus Energy Investment B.V.	Netherlands	Investment in an LNG terminal in Mexico	100.0
	Mit Investment Manzanillo B.V.	Netherlands	Investment in an LNG terminal in Mexico	100.0
	Drillship Investment B.V.	Netherlands	Investment in deepwater drilling service business	100.0
	Atlatec Holdings, S.A. de C.V.	Mexico	Designing, building and operation of water treatment plants	88.4	85.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	Toyota Chile S.A.	Chile	Import and sales of automobiles and auto parts in Chile	100.0
	TF USA Inc.	United States	Investment in auto parts logistics business	100.0
	Mitsui Automotive Europe B.V.	Netherlands	Investments in automotive-related companies and trading of automobiles	100.0
	Mitsui Automotive CIS Investment B.V.	Netherlands	Investments in automotive-related companies in Russia	100.0
	PT. Bussan Auto Finance	Indonesia	Motorcycle retail finance	90.0
	Bussan Automotive Singapore Pte. Ltd.	Singapore	Investment in motorcycle manufacture and retail finance business in India	100.0
	Mitsiam Motors Co., Ltd.	Thailand	Sales of trucks and buses	74.4	99.0
	Komatsu-Mitsui Maquinarias Peru S.A.	Peru	Sales of construction and mining equipment	60.0
	Lepta Shipping Co., Ltd.	Liberia	Shipping business	100.0
	Clio Marine Inc.	Liberia	Shipping business	100.0
	Orient Marine Co., Ltd.	Japan	Shipping business	100.0
	Mitsui Bussan Aerospace Co., Ltd.	Japan	Import and sales of helicopters and defense and aerospace products	100.0

Chemical	Japan-Arabia Methanol Company Ltd.	Japan	Investment in methanol producing business in Saudi Arabia and sales of products	55.0
	Shark Bay Salt Pty. Ltd.	Australia	Production of salt	100.0
	DAIICHI TANKER CO., LTD.	Japan	Operation of chemical tankers	100.0
	P.T. Kaltim Pasifik Amoniak	Indonesia	Production and sales of anhydrous ammonia	75.0
	Mitsui AgriScience International SA/NV	Belgium	Investments in crop protection businesses in Europe	100.0
	Mitsui Bussan Agro Business Co., Ltd.	Japan	Development and sales of fertilizers and agricultural products	100.0
	Mitsui Bussan Chemicals Co., Ltd.	Japan	Sales and trading of solvents and coating materials	100.0
	Mitsui Bussan Plastics Trade Co., Ltd.	Japan	Sales of plastics and chemicals	100.0
	Daito Chemical Industries, Ltd.	Japan	Production and sales of industrial chemicals	70.0
	Mitsui Bussan Frontier Co., Ltd.	Japan	Export of electronics devices and management of SCM businesses	100.0

Energy	Mitsui E&P Australia Pty Limited	Australia	Exploration, development and production of oil and natural gas	100.0
	Mitsui E&P Middle East B.V.	Netherlands	Exploration, development and production of oil and natural gas in Oman	88.1	100.0
	Mitsui Oil Exploration Co., Ltd.	Japan	Exploration, development and production of oil and natural gas	70.3	69.9
	MitEnergy Upstream LLC	United States	Exploration, development and production of oil and natural gas	91.1	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	Mitsui E&P USA LLC	United States	Exploration, development and production of oil and gas	88.1	100.0
	Mitsui Gas Development Qatar B.V.	Netherlands	Development and production of natural gas and condensate	100.0
	Mitsui Sakhalin Holdings B.V.	Netherlands	Investments in Sakhalin Energy Investment Company Ltd.	100.0
	Mitsui Coal Holdings Pty. Ltd.	Australia	Investments in Australian coal business	100.0
	Mitsui & Co. Uranium Australia Pty. Ltd.	Australia	Investments in uranium mining business	100.0
	Mitsui Oil (Asia) Hong Kong Limited	Hong Kong, China	Physical and derivatives trading of oil and petroleum products	100.0
	Mitsui Oil Co., Ltd.	Japan	Sales of petroleum products in Japan	89.9
	Mitsui Marubeni Liquefied Gas Co., Ltd.	Japan	Sales of liquefied petroleum gas in Japan	60.0

Foods & Retail	Mitsui Norin Co., Ltd.	Japan	Manufacture and sales of food products	54.5	87.6
	PRI Foods Co., Ltd.	Japan	Production, processing and sales of broilers	62.7	62.0
	San-ei Sucrochemical Co., Ltd.	Japan	Manufacture and sales of sugars, pharmaceuticals, feedstuffs and other products	69.8	65.0
	MITSUI FOODS CO., LTD.	Japan	Wholesale of foods and beverages	99.9
	Toho Bussan Kaisha, Ltd.	Japan	Import and sales of agricultural and marine products	96.3
	VENDOR SERVICE CO., LTD.	Japan	Procurement and demand chain planning and management of food materials	100.0
	Bussan Logistics Solutions Co., Ltd.	Japan	Operation and management of logistics centers	100.0
	WILSEY FOODS, INC.	United States	Investments in processed oil food company	90.0
	Mitsui Alimentos Ltda.	Brazil	Export of coffee beans and domestic sales of roasted coffee	100.0
	MCM Foods Holdings Limited	United Kingdom	Investments in canned foods and sushi sales businesses	100.0

Consumer Service & IT	Mitsui Bussan Inter-Fashion Ltd.	Japan	Planning and management of production and distribution of apparel	100.0
	BUSSAN REAL ESTATE CO., LTD.	Japan	Real estate sales, leasing and management	100.0
	ShopNet Co., Ltd.	British Virgin Islands	TV shopping in Taiwan	84.9
	Mitsui Knowledge Industry Co., Ltd.	Japan	Planning, development and sales of information and communication systems	58.5	58.4
	J-SCube Inc.	Japan	Outsourcing services for data entry and other back-office tasks	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	Mitsui Electronics Inc.	Japan	Sales of electronics device and equipment	100.0
	MBK Distribuidora de Produtos Eletronicos Ltda.	Brazil	Sales of office equipment	100.0

Logistics & Financial Markets	Mitsui & Co. Energy Risk Management Ltd.	United Kingdom	Trading of energy derivatives	100.0
	Mitsui & Co. Precious Metals, Inc.	United States	Trading of precious metals	100.0
	Mitsui Bussan Precious Metals (Hong Kong) Limited	Hong Kong, China	Trading of precious metals	100.0
	Mitsui Bussan Commodities Ltd.	United Kingdom	Trading of non-ferrous metals	100.0
	Mitsui & Co., Principal Investments Ltd.	Japan	Investment in private equity	100.0
	MVC Corporation	Japan	Investment in venture businesses	100.0
	Trinet Logistics Co., Ltd.	Japan	Domestic Warehousing Business	99.9
	Mitsuibussan Insurance Co., Ltd.	Japan	Non life and life insurance agency services	100.0
	TRI-NET (JAPAN) INC.	Japan	International integrated transportation services	100.0
	TRI-NET LOGISTICS (ASIA) PTE LTD	Singapore	International integrated transportation services	100.0
	Tokyo International Air Cargo Terminal Ltd.	Japan	Operation of air cargo terminal at Tokyo International Airport	100.0

Americas	Mitsui & Co. (U.S.A.), Inc.	United States	Trading	100.0
	Mitsui & Co. (Canada) Ltd.	Canada	Trading	100.0
	Mitsui & Co. (Brasil) S.A.	Brazil	Trading	100.0
	Steel Technologies Inc.	United States	Steel processing	100.0
	Champions Pipe & Supply, Inc.	United States	Sales of OCTG (steel pipe for oil & gas production) and other steel products for energy industry	100.0
	Mit Wind Power Inc.	United States	Investment in wind power generation company	100.0
	Mitsui Automotriz S.A.	Peru	Retail sales of automobiles and auto parts	100.0
	Road Machinery, LLC	United States	Sales of construction and mining equipment	100.0
	Ellison Technologies Inc.	United States	Sales of machine tools	88.8
	Intercontinental Terminals Company LLC	United States	Chemical tank leasing	100.0
	Novus International, Inc.	United States	Manufacture and sales of feed additives	65.0
	CornerStone Research & Development, Inc.	United States	Processing and packaging of healthcare foods and supplements	100.0
	SunWize Technologies, Inc.	United States	Sales and installation of photovoltaic systems	100.0
	Fertilizantes Mitsui S.A. Industria e Comercio	Brazil	Production and sales of fertilizers	100.0
	Westport Petroleum, Inc.	United States	International trading of petroleum products and crude oil	100.0
	United Grain Corp.	United States	Grain merchandising	100.0
	Mitsui Foods, Inc.	United States	Trading of canned foods, juice ingredient and coffee; manufacturing and sales of frozen foods	100.0

Operating Segment	Company	Country of Incorporation	Principal Business	Ownership Interest (%)	Voting Power (%)
	MBK Real Estate LLC	United States	Real estate-related business	100.0
	AFC HoldCo, LLC	United States	Investment in auto finance companies	87.5

Europe, the Middle East and Africa	Mitsui & Co. Europe Holdings PLC	United Kingdom	Management of business in Europe, the Middle East and Africa	100.0
	Mitsui & Co. Europe PLC	United Kingdom	Trading	100.0
	Mitsui & Co. Deutschland GmbH	Germany	Trading	100.0
	Mitsui & Co. Benelux S.A./N.V.	Belgium	Trading	100.0
	Mitsui & Co. France S.A.S.	France	Trading	100.0
	Mitsui & Co. Italia S.p.A.	Italy	Trading	100.0
	Mitsui & Co., Middle East Ltd.	United Arab Emirates	Trading	100.0
	Plalloy MTD B.V.	Netherlands	Compounding of plastic raw materials	60.0
	MBK Real Estate Europe Limited	United Kingdom	Real estate-related business	100.0

Asia Pacific	Mitsui & Co. (Asia Pacific) Pte. Ltd.	Singapore	Trading	100.0
	Mitsui & Co. (Hong Kong) Ltd.	Hong Kong, China	Trading	100.0
	Mitsui & Co. (China) Ltd.	China	Trading	100.0
	Mitsui & Co. (Shanghai) Ltd.	China	Trading	100.0
	Mitsui & Co. (Taiwan) Ltd.	Taiwan	Trading	100.0
	Mitsui & Co. Korea Ltd.	Republic of Korea	Trading	100.0
	Mitsui & Co. (Thailand) Ltd.	Thailand	Trading	100.0
	Mitsiam International Ltd.	Thailand	Trading	51.2	55.0
	Mitsui & Co. (Australia) Ltd.	Australia	Trading	100.0
	Mitsui Water Holdings (Thailand) Ltd.	Thailand	Investment in water supply business	100.0

All Other	Mitsui Bussan Trade Services Ltd.	Japan	Provision of logistics-related services to Mitsui and its subsidiaries	100.0
	Mitsui Bussan Financial Management Ltd.	Japan	Provision of accounting and treasury-related services to Mitsui	100.0
	Mitsui & Co. Financial Services Ltd.	Japan	Financing services within the Group	100.0
	Mitsui & Co. Financial Services (Asia) Ltd.	Singapore	Financing services within the Group	100.0
	Mitsui & Co. Financial Services (Europe) B.V.	Netherlands	Financing services within the Group	100.0
	Mitsui & Co. Financial Services (U.S.A.) Inc.	United States	Financing services within the Group	100.0

(1)	TF USA INC. was merged with Mitsui Automotive North America Inc. in March 2010. TF USA INC. was a subsidiary of Mitsui Automotive North America Inc. before the merger.
(2)	Mitsui Bussan Chemical Co., Ltd. changed its name from Mitsui Bussan Solvent & Coating Co., Ltd. in April 2009 upon its merger with Bussan Chemicals Co., Ltd.
(3)	Mitsui & Co. Energy Risk Management Ltd. changed its name to Mitsui & Co. Commodity Risk Management Ltd. in April 2010.
(4)	Tri-Net Logistics Co., Ltd. was merged with Mitsui Bussan Logistics Holdings Ltd. in March 2010. Tri-Net Logistics Co., Ltd. was a subsidiary of Mitsui Bussan Logistics Holdings Ltd. before the merger.

D.	Property, Plants and Equipment.

The following table provides a list of our principal property, plants and equipment as of March 31, 2010.

(Sft: Square feet, MT: Metric Ton)

Property, Plant and Equipment Description (Holder or Lessee Other than Mitsui)	Location	Size or Annual Production Capacity		Use of property

In Japan:

Mitsuibussan Building	Tokyo	1,321,572	Sft	Office use (Corporate Headquarters)

Osaka Mitsuibussan Building	Osaka	450,306	Sft	Office use

Nagoya Mitsuibussan Building	Nagoya	152,067	Sft	Office use

Hibiya Central Building	Tokyo	504,419	Sft	Office building for lease

Bussan Building Annex	Tokyo	204,275	Sft	Office building for lease

Human Resource Development Center	Shizuoka	83,863	Sft	Training facility

Land and equipment (Mitsui & Co. Steel Ltd.)	Yokohama	197,324	Sft	Steel processing factory

Land and equipment (Seikei Steel Tube Corp.)	Tochigi	195,290	Sft	Steel processing factory

Land and equipment (Mitsui Marubeni Liquefied Gas Co., Ltd.)	Ishikawa	881,790	Sft	Liquefied petroleum gas terminal

Land (MITSUI FOODS CO., LTD.)	Saitama	71,171	Sft	Distribution center

Land and equipment (PRI Foods Co., Ltd.)	Aomori	305,512	Sft	Broiler processing factory

Land and equipment (Mitsui Norin Co., Ltd.)	Yamanashi	339,871	Sft	Tea leaf processing factory

Land and equipment (San-ei Sucrochemical Co., Ltd.)	Aichi	817,433	Sft	Dextrose manufacturing factory

Wakamatsu Building & Shinsuna Bayside Building (Bussan Real Estate Co., Ltd.)	Tokyo	172,406	Sft	Office building for lease

Higashi Nakano Office Building (Mitsui Knowledge Industry Co., Ltd.)	Tokyo	36,317	Sft	Office use

Land (Trinet Logistics Co., Ltd.)	Chiba	649,753	Sft	Logistics center

Overseas:

Office space (Mitsui & Co. (U.S.A.), Inc.)	United States	195,227	Sft	Office space leased from others

Office building (Mitsui & Co. Europe PLC)	United Kingdom	64,369	Sft	Office use

Equipment (Mitsui Iron Ore Development Pty. Ltd.)	Australia(1)	26,243,000	Mt	Mining equipment for iron ore

Equipment (Mitsui-Itochu Iron Pty. Ltd.)	Australia(1)	2,532,000	Mt	Mining equipment for iron ore

Land and plants (P.T. Kaltim Pasifik Amoniak)	Indonesia	579,397	Sft	Ammonia manufacturing plant

Equipment (Mitsui Coal Holdings Pty. Ltd.)	Australia(1)	6,870,000	Mt	Mining equipment for coal

Land and equipment (Steel Technologies Inc.)	United States	228,901	Sft	Steel processing factory

Chemical tank yard (Intercontinental Terminals Company LLC)	United States	11,495,355	Sft	Chemical tank

Senior service apartment (MBK Real Estate, Ltd.)	United States	146,628	Sft	Leasing asset

Land and plants (Novus International, Inc.)	United States	658,187	Sft	Methionine production facility

Office building (MBK Real Estate Europe Limited)	United Kingdom	75,486	Sft	Office building for lease

(1)	Information on our mining activities related to Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd. that are located in Australia is shown in “Mineral & Metal Resources Segment” and “Energy Segment” of “Item 4.B. Business Overview” and “Mining Activities” below.

In addition to the above, our major assets leased to others as of March 31, 2010 were as below:

•

Some companies, including Clio Marine Inc., Lepta Shipping Co., Ltd. and LPG Transport Service Ltd. (Bermuda), own ocean vessels leased to foreign and domestic shipping companies whose combined book value amounts to ¥36 billion; and

•

Some companies, including Mitsui Rail Capital Holdings Inc. and Mitsui Rail Capital Europe B.V., own rolling stock mainly leased to railway companies in the United States and European countries amounting to ¥74 billion as book value.

For information on oil and gas producing activities, see “Supplementary Information on Oil and Gas Producing Activities (Unaudited)” to the consolidated financial statements included elsewhere in this annual report.

A portion of the land, buildings and equipment owned by us is subject to mortgages or other liens. As of March 31, 2010, the aggregate amount of such mortgages or other liens was ¥24 billion. We know of no material defect in our title to any of the properties or of no material adverse claim with respect to them, either pending or contemplated.

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

IRON ORE

Name of Joint Venture

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Name of Mines(1)	Location	Type of Mineral Resources(2)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Robe River Iron Associates
Mitsui Iron Ore Development Pty. Ltd. (33%)
Pilbara Region, Western Australia, Australia

Mesa J(3)	Robe Valley, south of the town of Pannawonica	Pisolite	57.3	Railway and port (owned by Robe River Iron Associates and operated by Pilbara Iron Pty Ltd.)	Agreements for life of mine with Government of Western Australia	Open pit	Supplied through the integrated Hamersley and Robe power network operated by Pilbara Iron

West Angelas(3)	Approximately 100 km west of the town of Newman	Marra Mamba	61.8	Same as above	Same as above	Open pit	Same as above

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Mt Newman Joint Venture
Mitsui Itochu Iron Pty. Ltd. (10%) (Mitsui share of Mitsui Itochu Iron Pty. Ltd. is 70%)
Pilbara Region, Western Australia, Australia

Mt. Whaleback	Near the town of Newman, 426 km south of Port Hedland	Brockman Marra Mamba	Brockman(63.0), Marra Mamba(61.9)	Railway (owned and operated by Mt Newman Joint Venture) and the Nelson Point shipping facilities at Port Hedland (owned and operated by Mt Newman Joint Venture)	Mineral lease under the Iron Ore (Mt.Newman) Agreement Act 1964, this expires in 2030 with the rights to successive renewals of 21years	Open cut	Sourced from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts.

Yandi Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Marillana Creek	92 km north of Newman, 310 km south of Port Hedland	Channel Iron Deposit	57.2	Rail spur (owned by Yandi Joint Venture) connected to the main Newman/ Hedland line (owned and operated by Mt Newman Joint Venture) and the Nelson Point shipping facilities at Port Hedland (owned and operated by Mt.Newman Joint Venture)	Mining lease under the Iron Ore (Marillana Creek) Agreement Act 1991 expires in 2012 with renewal right to a further 42 years.	Open cut	Sourced from Alinta Dewap’s Newman gas-fired power station via Company-owned powerlines under long-term contracts.

Name of Mines(2)	Location	Type of Mineral Resources(3)	Fe Basis (%)	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

Mt Goldsworthy Joint Venture
Mitsui Iron Ore Development Pty. Ltd. (7%)
Pilbara Region, Western Australia, Australia

Northern (Yarrie) (Nimingarra)	210 km east of Port Hedland	Nimingarra	60.0	Railway (owned and operated by Mt Goldsworthy Joint Venture) and the Nelson Point shipping facilities at Port Hedland (owned and operated by Mt Newman Joint Venture)

Four mineral leases under the Iron Ore (Mt Goldsworthy) Agreement Act 1964 and the Iron Ore (Goldsworthy— Nimingarra) Agreement Act 1972, which have expiry dates between 2014 and 2028 with rights to successive renewals of 21 years.

A number of smaller mining leases granted under the Mining Act 1978 in 2005.

						Open cut	Power for Yarrie and Nimingarra is sourced via overhead powerlines from the Port Hedland gas-fired powered station operated by Alinta Dewap under long-term contracts.

Area C	120 km northwest of Newman, 37 km southwest of Yandi	Brockman Marra Mamba	Brockman(62.0), Marra Mamba(61.8)	Rail spur (owned by Goldsworthy Joint Venture) connecting to the Yandi spur line (owned by Yandi Joint Venture) and then onto the main Newman/ Hedland line (owned and operated by Mt Newman Joint Venture) and the Finucane Island shipping facilities at Port Hedland (owned and operated by Goldsworthy Joint Venture)	Same as above	Open cut	Area C sources its power from the Newman gas-fired power station also operated by Alinta Dewap under long-term contracts.
(1)	“Name of Mines” indicates the names of principal producing mines.
(2)	“Channel Iron Deposit”, “Marra Mamba”, “Brockman” and “Nimingarra” refer to the types of iron ore that are found in the Pilbara region of Western Australia.
(3)	The percentage figures of “Fe Basis” shows corresponding to Open cut.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest(2)

Area of Mining Operation (Region, State, Country)

Name of Mines(3)	Location	Type of Resources	Means of Access to the Property	Title/Lease	Type of Mine	Power Source

BHP Mitsui Coal Pty. Ltd.
BHP Mitsui Coal Pty. Ltd.(1) (20%)
Queensland, Australia

South Walker Creek	In the Bowen Basin, 100 km south-west of Mackay	Metallurgical coal and thermal coal	Railway (Queensland Rail) and port in Mackay	Leases have expiry dates between 2010 and 2020 and are renewable for such further periods as the Queensland Government allows.	Open cut	State owned grid

Poitrel	Same as above	Same as above	Same as above	Same as above	Same as above	Same as above

Bengalla Joint Venture
Mitsui Coal Holdings Pty. Ltd. (10%)
New South Wales, Australia

Bengalla	4 km west of Muswellbrook in the Upper Hunter Valley	Thermal coal	Railway and port at Newcastle	Leases granted by State	Open pit	State owned grid

Kestrel Joint Venture
Mitsui Coal Holdings Pty. Ltd. (20%)
Queensland, Australia

Kestrel	In the Bowen Basin, 300 km west of Rockhampton	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Underground	State owned grid

Dawson Joint Venture
Mitsui Coal Holdings Pty. Ltd. (49%)
Queensland, Australia

Dawson (formerly “Moura”)	In the Bowen Basin, 184 km south-west of Gladstone	Metallurgical coal and thermal coal	Railway and port at Gladstone	Leases granted by State	Open pit	State owned grid

German Creek Joint Venture
Mitsui Coal Holdings Pty. Ltd. (30%)
Queensland, Australia

German Creek	In the Bowen Basin, 240 km south-west of Mackay	Metallurgical coal	Railway and port at Mackay	Leases granted by State	Open pit and underground	State owned grid

(1)	“BHP Mitsui Coal Pty. Ltd.” indicates the name of the company established by BHP Billiton plc and Mitsui.
(2)	BHP Mitsui Coal Pty. Ltd. is our associated company in which Mitsui has 20% interest. Mitsui Coal Holdings Pty. Ltd. is our subsidiary which owns interests in Bengalla Joint Venture, Kestrel Joint Venture, Dawson Joint Venture and German Creek Joint Venture.
(3)	“Name of mines” indicates the names of principal producing mines.

A brief history and the present condition of each of the above-mentioned mines, including the current state of development, if applicable, are provided below.

IRON ORE

Name of Joint Venture

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

Robe River Iron Associates

Mitsui Iron Ore Development Pty. Ltd. (33%)

Pilbara Region, Western Australia, Australia

Mesa J	The development of the Robe River project began in 1962(*) near Pannawonica. The Robe River project was commissioned and the first shipment was made in 1972. Iron ore reserves at the Mesa J production Base provide the cornerstone of Pannawonica’s sinter fines and lump output. Development of Mesa J began in 1992, and all mine administration, workshops, warehousing and other support facilities were integrated there in 1994. The mine produces Rove River fines and lump, which are pisolitic iron ore products. Process Plant 1 was commissioned in 1999 and Process Plant 2 in 2001. The plant processes clay-contaminated pisolite, sub-grade material which was once discarded, to reduce contaminants and retain on-specification ore. In December 2007, the joint venture decided to develop Mesa A / Warramboo mine which will have a full scale capacity of 25 million tons per annum by 2011 and started an initial production in the January to March 2010. The total capital cost will be estimated at US$901 million.

West Angelas	The development of West Angelas began in 1998. Mining of ore commenced in March 2002. The West Angelas deposits contain Marra Mamba type iron ore with higher iron content than Robe River’s Mesa J mine. The West Angelas operation is comprised of an open pit mine, a crushing and screening ore processing plant producing lump and sinter fines iron ore, as well as stockpiling, reclaiming and train-loading facilities. Further expansion of the West Angelas mine was completed in October 2005. This US$105 million project took the mine’s production capacity to 25 million tons per year. Robe River Iron Associates uses a dedicated rail system, operated by Pilbara Iron, to transport ore from its mines to the company’s deepwater port facilities at Cape Lambert. Also, a US$200 million rail expansion project to duplicate almost 100 kilometers of track and associated interconnection and infrastructure to increase the capacity of the Pilbara Iron main line was completed in the first quarter of 2006. A further expansion plan to increase port capacity at Cape Lambert from nameplate capacity of 55 to 80 million tones per year was completed in November 2008, ahead of time with the total capital cost of US$952 million. Detailed design and engineering work of the Cape Lambert port expansion are scheduled to be completed by the end of 2010.

(*)	The Robe River project was originally started by Cleveland Cliffs Iron Company, an iron and steel producer in the United States. Since then, there were major changes in ownership before Rio Tinto took a 53% stake in Robe River Iron Associates in 2000.

Mt Newman Joint Venture

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

The facilities at Mt. Whaleback include primary and secondary crushing plants with a nominal capacity of 30 million tons of product per year, a heavy media beneficiation plant with an annual capacity of 8 million tons and a train-loading facility. An additional primary and secondary crushing plant is present at Orebody 25 with a nominal capacity of 10 million tons of product per year. A crusher and train-loading facility are also located at Orebody 18.

Yandi Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Marillana Creek	Development of the ore body began in 1991 and the project’s first shipment of iron ore was in 1992. Capacity was progressively expanded between 1994 and 2003 and the current capacity is 42 million tons per annum. Two processing plants and a primary crusher and overland conveyor are used to crush and screen the Yandi ore and deliver it to one of two train loading facilities.

Mt Goldsworthy Joint Venture

Mitsui Iron Ore Development Pty. Ltd. (7%)

Pilbara Region, Western Australia, Australia

Northern (Yarrie) (Nimingarra)	Operations originally commenced at the Mt Goldsworthy project in 1966 and the Shay Gap mine in 1973. The original mine closed in 1982 and the associated Shay Gap mine in 1993. Since then, mining has continued from the adjacent Nimingarra and Yarrie, 30 kilometers to the south-east. The primary crushers at Yarrie and Nimingarra, with a combined capacity of 8 million tons of products per year, have been placed into care and maintenance. Yarrie is currently using mobile in-pit crushing plant at a rate of 2 million tons of products per year. The ore is crushed and then railed to Port Hedland. Mining at the Nimingarra mine ceased in 2007 and has since continued from the adjacent Yarrie area.

Area C	In October 2003, the joint venture opened the new Area C mine located 120 kilometers north-west of Newman, which produces Brockman ore and Marra Mamba ore deposits, which are sold under the trademark MAC. An ore processing plant, primary crusher and overland conveyor are located at Area C with a capacity of 42 million tons of products per year. All production from the Mt Goldsworthy Northern (Yarrie and Nimingarra) is transported on a separate railway to Port Hedland. Ore from Area C is transported via a 39 kilometer new section of railway to the Yandi mine which then connects to the Newman main line to Port Hedland.

Development projects at joint ventures with BHP Billiton Ltd.	In March 2007, the joint ventures approved the Rapid Growth Project 4 (RGP4) to increase annual production capacity to 155 million to per annum (100 percent share). Construction of RGP4 was completed and started an initial production in 2009. And currently ramp up is progressing . The expansion includes development of a new crushing and screening plant, as well as additional stockyard, car dumping and train loading facilities at Mt. Whaleback. Furthermore, in November 2008, the joint ventures approved the Rapid Growth Project 5 (RGP5) with a total capital investment of US$5.6 billion. RGP5 will increase installed capacity by 50 million tons to 205 million tons per annum (100 percent share). RGP5 is expected to deliver first production in the second half of 2011. The majority of production growth will come from the Yandi and Mining Area C operations. RGP5 will also deliver significant infrastructure upgrades including additional shipping berths at the Port Hedland inner harbour (Finucane Island), substantial double tracking of the rail system and additional crushing, screening and stockpiling facilities at Yandi. In January 2010, the joint ventures approved for US$1.93 billion of capital expenditure to underpin the further accelerated growth of Western Australia Iron Ore business. This investment represents early expenditure for the Rapid Growth Project 6 (RGP6). RGP6 is expected to increase installed capacity at the Western Australia Iron Ore assets to 240 million tones per annum during calendar year 2013. The funding will allow early procurement of long lead time items and detailed engineering to continue the expansion of the inner harbor at Port Hedland, progress rail track duplication works and expand the Jimblebar mining operation.

COAL

Name of Joint Venture or Investee

Entity by which Mitsui Participates in the Mining Activity and its Ownership Interest

Area of Mining Operation (Region, State, Country)

BHP Mitsui Coal Pty. Ltd.

BHP Mitsui Coal Pty. Ltd. (20%)

Queensland, Australia

South Walker Creek	The joint venture commissioned Riverside in 1983, and its reserves were depleted in March 2005. South Walker Creek became operational in 1996. It produces pulverized coal injection (PCI) product and minor quantities of thermal coal. South Walker Creek has a production capacity of 3.5 million tons per year. BHP Mitsui Coal holds undeveloped leases in the Bowen Basin.

Poitrel	Construction for the Poitrel mine commenced in early 2006 and first coal was produced in October 2006. The mine has a production capacity of 3.0 million tons per annual of metallurgical and PCI coals.

Bengalla Joint Venture Mitsui Coal Holdings Pty. Ltd. (10%) New South Wales, Australia

Bengalla	Development consent was granted in 1996 and production commenced in 1999. Coal & Allied, Rio Tinto’s subsidiary in Australia, acquired its interest in Bengalla in 2001. Its coal preparation plant has been designed to allow the mine to produce low ash thermal coal for export. Production in 2009 was 5.5 million tons of thermal coal.

Kestrel Joint Venture Mitsui Coal Holdings Pty. Ltd. (20%) Queensland, Australia

Kestrel	The Kestrel Coal mine, previously known as Gordonstone Mine, commenced operation in 1992. Coal is extracted by underground mining. The mine has two longwall units that are operated alternately to minimize downtime and ensure seamless production and reliability. The Kestrel Preparation Plant has been designed to allow the mine to produce low ash coking coal and high energy thermal coal. Production in 2009 was 3.7 million tons saleable high quality coking coal and export thermal coal. In January 2008, joint venture approved development of the new mining area for extend the operation period of Kestrel Joint Venture as the existing mining area is expected to be exhausted in 2014. Construction of this project started in August 2008 and the total capital expenditure will be US$1.0 billion. The operation is expected to commence in 2012 and the project estimates a maximum 5.7 million tons per annum coal production with 20-year operation.

Dawson Joint Venture Mitsui Coal Holdings Pty. Ltd. (49%) Queensland, Australia

Dawson (formerly “Moura”)

Dawson Joint Venture was originally called Moura Joint Venture. The Moura Mine commenced operation in 1961. Since 1994, all production at Moura has been from its surface operation. Production tonnage has been increasing steadily throughout the years. After a few changes of ownership, Anglo Coal acquired a 51% share in 2002. In September 2003, the adjacent Theodore deposit was developed which further expanded its capacity. Anglo Coal Australia and Mitsui Coal Holdings intend to recapitalize their existing operations at the Moura mine and to establish two additional operations on adjacent tenures. The new and expanded operations are known as the Dawson Complex. Moura Joint Venture has already changed its name to Dawson Joint Venture. The joint venture’s capital expenditure was estimated in excess of A$1 billion. Expansion work of the Dawson complex was completed in the year ended March 31, 2008, aiming to boost annual coal production from the previous capacity 6.5 million tons per annum to 12.7 million tons of metallurgical and thermal coals.

German Creek Joint Venture Mitsui Coal Holdings Pty. Ltd. (30%) Queensland, Australia

German Creek	Open pit mining commenced in 1981. Underground mining in the Central Colliery area started in 1984, while underground mining in the Southern Colliery area began in 1988. Grasstree is a new underground mine which commenced production in 2006 and produces hard coking coal for our export markets. In addition, the development of Lake Lindsay mine, a new open cut mine adjacent to German Creek mine, completed in 2009, to increase the aggregate annual production from 6 to 10 million tons per annum and to extend the total joint venture’s mine life by about 11 years.

Production Tonnage

IRON ORE

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company		In Thousands of Tons
			Year Ended March 31,
			2010		2009		2008
		Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Pannawonica(1)			28,576	9,430	21,810	7,197	26,132	8,624

West Angelas			30,993	10,228	23,773	7,845	26,756	8,829

Mt Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia

Mt. Whaleback(2)			36,167	2,532	37,993	2,660	42,808	2,997

Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Marillana Creek			48,340	3,384	45,859	3,210	46,253	3,238

Mt Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia

Northern (Yarrie) (Nimingarra)			1,819	127	1,632	114	1,041	73

Area C			43,914	3,074	42,038	2,943	27,744	1,942

		TOTAL	189,809	28,775	173,105	23,969	170,734	25,703

(1)	The Pannawonica mine is composed of Mesa J, a producing mine, and other adjacent mines.
(2)	“Name of Mines” indicates the names of principal producing mines.

COAL

Production tonnage figures in the table below represent those of marketable products as tonnage after accounting for extraction and beneficiation losses.

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company		In Thousands of Tons
			Year Ended March 31,
			2010		2009		2008
		Location	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.(1)	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
South Walker Creek			2,978	596	2,862	572	3,422	684
Poitrel			2,457	491	2,270	454	1,438	288
Bengalla Joint Venture(2)	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	5,466	547	5,357	536	5,155	516
Kestrel Joint Venture(2)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	3,717	743	4,018	804	3,621	724
Dawson Joint Venture (formerly “Moura Joint Venture”(2) )	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	7,365	3,609	6,936	3,399	5,984	2,932
German Creek Joint Venture(2)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	6,570	1,971	8,031	2,409	5,880	1,764

		TOTAL	28,553	7,957	29,474	8,174	25,500	6,908

(1)	Productions of BHP Mitsui Coal Pty. Ltd. indicate productions for the years ended June 30, 2009, 2008 and 2007.
(2)	Productions of joint ventures Bengalla, Kestrel, Dawson and German Creek indicate productions for the years ended December 31, 2009, 2008 and 2007

Reserve Tonnage

IRON ORE

Reserves of iron ore classified according to operator are presented in the tables below.
Operator: Rio Tinto Ltd.(1)(2)(3)

Reserves as disclosed by Rio Tinto Ltd. consist of proved and probable reserves.

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Type of Mine	In Million of Tons
				Year Ended December 31,
				2009			2008			2007
				Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share
Robe River Iron Associates	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Pannawonica(4)			Open Pit	246	57.3	81	267	57.2	88	288	57.2	95
			Stockpile	21	56.8	7	20	56.9	7	16	56.9	5
West Angelas			Open Pit	340	61.8	112	368	61.8	121	385	61.8	127
			Stockpile	7	58.3	2	6	58.0	2	6	59.3	2

(1)	Reserves of iron ore are shown as recoverable reserves of marketable product after accounting for all mining and processing losses. Mill recoveries are not shown.
(2)	Reserves of Robe River Iron Associates indicate reserves as of the end of December 2009, 2008 and 2007.
(3)	Iron ore price (based on a three year average historical price to June 30 2009) used to test whether the reported reserve estimate could be economically extracted was Australian benchmark price (fines) – US$1.01 per dry metric ton unit.
(4)	The Pannawonica mine is composed of Mesa J, a producing mine, and some adjacent mines.

Operator: BHP Billiton Ltd.(1)(2)(3)(4)(6)(7)(8)(9)

Reserve amounts of Mt Newman, Yandi and Mt Goldsworthy consist of proved and probable reserves.

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	Ore Type	In Millions of Tons
				Year Ended June 30,
				2009			2008			2007
				Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share
Mt Newman Joint Venture	Mitsui Itochu Iron Pty. Ltd.	Pilbara Region, Western Australia
Mt. Whaleback			BKM	868	63.0	61	823	62.6	58	780	62.6	55
			MM	63	61.9	4	65	61.9	5	67	62.2	5
Mt. Goldsworthy Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Northern(5)			NIM	27	60.0	2	24	59.2	2	3	59.9	0
(Yarrie)
(Nimingarra)
Area C			BKM	182	62.0	13	180	62.0	13
			MM	372	61.8	26	396	61.9	28	418	61.9	29
Yandi Joint Venture	Mitsui Iron Ore Development Pty. Ltd.	Pilbara Region, Western Australia
Marillana Creek			CID	1,051	57.2	74	1,092	57.2	76	913	57.5	64

(1)	For Western Australian Iron Ore (WAIO) the reserves are divided into joint ventures and material types that reflect the various products produced. BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra and CID – Channel Iron Deposit.
(2)	For Mt Newman, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tons based on the following moisture contents: BKM – 3%, MM – 4%, CID – 8%, NIM – 3.5%. Iron ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed).
(3)	Metallurgical recovery is 100% except for Mt Newman JV – Whaleback BKM where recovery is 92%.
(4)	Cut-off grades used to estimate reserves: Mt Newman 50-62% Fe for BKM, 59% Fe for MM; Mt Goldsworthy 50% Fe for NIM, 57% Fe for MM, 59.5% Fe for BKM; Yandi 55-55.5% Fe for CID.
(5)	Our WAIO reserves are all located on State Agreement mining leases that guarantee the right to mine, except the Cattle Gorge mine (part of Mt Goldsworthy JV Northern), which is an operating mine on a standard Western Australian mining lease. We are required to obtain certain State Government approvals (including environmental and heritage clearances) before we commence mining operations on a particular area. We have included in our reserves areas where one or more approvals remain outstanding but where, based on the technical investigations we carry out as part of our mine planning process and our knowledge and experience of the approvals process, we expect that such approvals will be obtained as part of the normal course of business and within the time frame required by the current life of mine schedule.
(6)	BHP Billiton Ltd. Owns 100% of the Jimblebar lease. BHP Billiton Ltd. has a sublease agreement over the Wheelarra deposit with ITOCHU Minerals and Energy of Australia, Mitsui Iron Ore Development Pty. Ltd and four separate subsidiaries of Chinese steelmakers. As a consequence of this arrangement, we are entitled to 7% of production from the Wheelarra sublease.
(7)	Reserves provided in the table above indicate reserves as of the end of June 2009, 2008 and 2007.
(8)	Reserves provided in the table above do not exceed the quantities that we estimate could be extracted economically if future prices ware at similar levels to long-term contracted prices for the three years to December 31, 2008.
(9)	“Name of Mines” indicates the names of principal producing mines.

COAL

In the table below, coal reserves are shown as marketable reserves, which are tonnage after accounting for extraction and processing and preparation losses.

Operator: BHP Billiton Ltd.(1)(2)

	Mitsui’s Subsidiary or Associated Company	Location	Coal Type	In Millions of Tons
Joint Venture or Investee and Name of Mines				Year Ended June 30,
				2009			2008			2007
				Total Reserve	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Sulphur Content (%)	Mitsui’s Share
BHP Mitsui Coal Pty. Ltd.	BHP Mitsui Coal Pty. Ltd.	Queensland, Australia
South Walker Creek			Met/Th	101	0.21	20	31	0.39	6	35	0.37	7
Poitrel(4)			Met/Th	51	0.40	10	53	0.36	11	51	0.36	10

(1)	Reserves provided in the table above indicate reserves as of the end of June 2009, 2008 and 2007.
(2)	Coal Types are Met – metallurgical and Th – thermal coal.
(3)	The reserve changes to South Walker Creek are due to revised economic assumptions and tenement increases. The marketable reserve includes an estimated 90Mt of Pulverised Coal Injection (PCI) product and 11Mt thermal coal product with an average calorific value of 7,500 Kcal/kg.
(4)	Poitrel – The marketable PCI coal component of the overall Marketable Coal Reserve is estimated to be 12mt at 7,560 Kcal/kg calorific value.

Operator: Rio Tinto Ltd.(1)(2)

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	In Millions of Tons
			Year Ended December 31,
				2009				2008				2007
			Coal Type	Total Reserve	Calorific Value (MJ/kg)	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Calorific Value (MJ/kg)	Sulphur Content (%)	Mitsui’s Share	Total Reserve	Calorific Value (MJ/kg)	Sulphur Content (%)	Mitsui’s Share
Bengalla Joint Venture	Mitsui Coal Holdings Pty. Ltd.	New South Wales, Australia	Th	126	28.21	0.47	13	132	28.21	0.47	13	137	28.21	0.47	14
Kestrel Joint Venture	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met/Th	128	31.60	0.59	26	131	31.60	0.59	26	136	31.60	0.59	27

(1)	Reserves provided in the table above indicate reserves as of the end of December 2009, 2008 and 2007.
(2)	Coal Types are Met – metallurgical and Th – thermal coal.

Operator: Anglo American Plc.(1)(2)

Joint Venture or Investee and Name of Mines	Mitsui’s Subsidiary or Associated Company	Location	In Millions of Tons
			Year Ended December 31,
				2009		2008		2007
			Coal Type	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share	Total Reserve	Mitsui’s Share
Dawson Joint Venture(2) (formerly Moura Joint Venture)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met/Th	143	70	274	134	281	138
German Creek Joint Venture(2) (including Lake Lindsay Mine)	Mitsui Coal Holdings Pty. Ltd.	Queensland, Australia	Met	138	41	147	44	140	42

(1)	Reserves provided in the table above indicate reserves as of the end of December 2009, 2008 and 2007.
(2)	Coal Types are Met – metallurgical and Th – thermal coal.

Equity Production Tonnage and Reserves through associated company (IRON ORE)

We hold a 15% profit share in Valepar S.A., which held a 33.3% profit share of the common stock and preferred stock of Vale S.A. (the former Companhia Vale do Rio Doce, which has been renamed legally effective May 22, 2009) as of December 31, 2009. Accordingly, 5.0% (33.3% x 15%) of Vale’s production and reserve amounts are indirectly attributable to us. The following table provides iron ore production and reserve amounts for Vale, and Mitsui’s share of the production and reserve amounts of Vale.

Production Tonnage (for the year ended December 31)

Millions of Tons
2009		2008		2007
Total Production	Mitsui’s Share	Total Production	Mitsui’s Share	Total Production	Mitsui’s Share
246.5	12.3	310.0	15.5	310.4	15.5

Proven and Probable Reserves (as of December 31)

Millions of Tons
2009			2008			2007
Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share	Total Reserve	Fe Basis (%)	Mitsui’s Share
16,018.2	56.5	800.5	14,328.8	59.0	716.0	7,267.8	56.9	353.9

In preparing iron ore reserve data, Vale used price assumptions that did not exceed the three-year (2007 to 2009) historical average prices for iron ore of US$0.9217 per Fe unit for Southeastern System fines and US$0.9518 per Fe unit for Carajás fines. The above tables set forth Vale’s iron ore reserves. Vale’s iron ore reserve estimates are of in-place material after adjustments for mining depletion, with noadjustments made for metal losses due to processing. Changes in iron ore reserves reflect mining production during 2008 and small changes in new updated geological models or pit designs and reserve classification.

Oil and Gas Producing Activities

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 932, “Extractive Activities—Oil and Gas,” and regulations of the U.S. Securities and Exchange Commission (SEC), we are providing supplementary information about our oil and gas exploration and production operations.

On December 31, 2008, the SEC issued its final rules with effective date January 1, 2010, to modernize the supplemental oil and gas disclosures, and in January 2010, the FASB issued Accounting Standards Update No. 2010-03, “Oil and Gas Reserve Estimation and Disclosures.” Under these two new rules we are required to use expanded definitions for oil and gas producing activities including nontraditional resources such as shale gas and coal bed methane and 12-month average price rather than year-end price for determining economic producibility of reserves. In addition, Mitsui, as a foreign private issuer, is now required to disclose the information regarding drilling activities, present activities, delivery commitments, number of wells and developed/undeveloped acreage all of which the U.S domestic issuers have been required to disclose.

The effect of the changes is immaterial. Changes in reported reserves may affect the company’s financial results and financial positions in certain ways. See relevant discussion in Item 5.A.Operation Results—Critical Accounting Policies and Estimates.”

Also see “Supplemental Information on Oil and Gas Producing Activities (Unaudited)” for more information on our oil and gas producing activities.

Present Activities

We hereby summarize our ongoing activities by geographical area. Australia and Thailand are the major areas of our activities in terms of both reserves and production. See also “Item 4.B. Business Overview—Energy Segment” for related information.

Australia/Oceania

We hold a 50% share in Japan Australia LNG (MIMI) Pty. Ltd., an associated company, which in turn has a 16.7% interest in infrastructures and oil reserves and a 15.78% interest in the gas and condensate reserves of North West Shelf Venture operated by Woodside Petroleum Ltd. North West Shelf Venture is engaged in production of natural gas, crude oil, LPG and condensate and liquefaction of natural gas in Australia. Production capacity of LNG is some 16.3 million tons per annum (100% basis). Two major capital projects have been in execution phase: The North Rankin 2 project linking a new gas compression platform (North Rankin B) to the existing North Rankin A platform is expected to deliver significant gas compression capability in 2013 for subsequent use to produce North Rankin and Perseus reservoirs through to the end of their expected field lives; The Cossack Wanaea Lambert Hermes redevelopment project is expected to replace FPSO with more gas lift and water handling capacity plus refurbished subsea flow line system from 2011.

Mitsui E&P Australia Pty Limited, our wholly owned subsidiary, has a 40% interest in the Enfield and Vincent oil fields located in the North West offshore Australia as a non-operator. Woodside Energy Ltd. is the operator for both oil fields. In the Enfield oil field, following some of the major production wells shut-in due to unexpected sand production which occurred in 2006 and 2007, the joint venture conducted consecutive repair work and additional drilling, which stabilized production from the field. The average production rate in the Enfield oil field during April to June 2010 period was approximately 30,000 barrels per day (100% basis). In the Vincent oil field, following a fire incident occurred on board the floating production storage and offloading facility in 2009, production has been constrained to minimize gas flaring due to the gas compressor outage. The compressor repair is ongoing. The average production rate in the Vincent oil field during April to June 2010 period was approximately 23,000 barrels per day (100% basis). Mitsui E&P Australia Pty Limited also has a 35% non-operating interest in the Tui oil field offshore New Zealand as well as 25% non-operating interests in Casino gas & condensate field and Henry and Netherby gas fields, both of which are located offshore South Australia. Mitsui E&P Australia Pty Limited is also engaged in exploration activities in Australia and New Zealand.

Thailand/Asia

Mitsui Oil Exploration Co., Ltd. (“MOECO”) is our 69.91% subsidiary(*1) which has several minority interests in oil and gas fields offshore Thailand as a non-operator. Most fields are operated by Chevron Corporation and its subsidiaries. MOECO’s interests in producing fields are ranging from 4% to 40% in Blocks 10 through 13, 10A,11A, B12/27, G4/48, G4/43, 14A through 16A, B8/32and 9A. In these blocks in the aggregate, natural gas is much more abundant than oil and is sold under long-term sales contracts. Water cut of oil producing fields have been rising for recent years, and for high water cut oil wells, gas lift and waterflood are used for enhanced recovery. MOECO is also engaged in exploration activities mainly in South East Asia.

We hold a 2.3% non-operating interest in the Tangguh LNG project, production and liquefaction of natural gas in Indonesia, through two associated companies, KG Berau Petroleum Ltd. and KG Wiriagar Petroleum Ltd. Production capacity of LNG is some 7.6 million tons per annum (100% basis). Production was commenced in 2009.

(*1)	Mitsui’s ownership interest in MOECO is 70.34%, which we used for the disclosure in this item, taking into consideration that Mitsui has an indirect ownership through an associated company in addition to Mitsui’s direct ownership interest of 69.91%.

Middle East

Mitsui E&P Middle East B.V. has a 35% non-operating interest in the Block 9 and Block 27 producing oil fields in Oman. The operator is Occidental of Oman Inc. Exploration and development drilling is ongoing, and in Block 9, waterflood operations have been executed to meet expectations. Mitsui has a 60% share and MOECO has a 40% share in Mitsui E&P Middle East B.V.

In Qatar, we have a 2.5% non-operating interest in production of condensate through Mitsui Gas Development Qatar B.V., a 100% subsidiary.

Other Areas

In December 2009, MitEnergy Upstream LLC divested all of its Gulf of Mexico oil and gas assets.

On April 20, 2010, a semi-submersible drilling rig owned and operated by a third party, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a fire incident, which sank the drilling rig and resulted in leakage of hydrocarbons from the well. MOEX Offshore 2007 LLC, a 100% subsidiary of MOEX USA Corporation, has a 10% working interest in the Mississippi Canyon 252 block as a non-operator. MOEX USA Corporation is a 100% subsidiary of MOECO. For further information, see elsewhere in this annual report.

In addition, we are engaged in exploration activities in Mozambique, Namibia and Ghana.

In February 2010, Mitsui E&P USA LLC, in which Mitsui and MOECO have shares of 60% and 40%, respectively, through their subsidiaries in the United States, entered into an agreement with Anadarko Petroleum Corporation to participate in the development and production of the Marcellus Shale gas project in the state of Pennsylvania in the United States(*1). The partners of this project will be drilling 4,000 to 6,000 wells during a span of over ten years and the total development cost of Mitsui E&P USA LLC is estimated to be between US$3 billion and US$4 billion depending on the progress. Mitsui E&P USA LLC will carry US$1,400 million of Anadarko’s future development in consideration of its interest in the project.

The following table shows the number of wells in the process of being drilled as of March 31, 2010.

	Gross Wells Drilling	Net Wells Drilling
As of March 31, 2010
Consolidated Subsidiaries
Australia/Oceania	2	1
Thailand/Asia	7	1
Middle East	1	0
Others	1	0

Total Consolidated Subsidiaries	11	2

Associated Companies
Australia/ Oceania	1	0
Thailand/ Asia	—	—

Total Associated Companies	1	0

Total	12	2

(*1)	This “Item 4.D. Property, Plants and Equipment—Oil and Gas Producing Activities” does not include the Marcellus Shale gas project because fiscal year of Mitsui E&P USA LLC ends in December, three months ahead of Mitsui, and because the financial position and results of operations, reserves and production of Mitsui E&P USA LLC were not material as of March 31, 2010.

(1)	Total net wells drilling may not strictly match simple sums of net wells drilling of all geographic areas due to fractional numbers.
(2)	The number of gross wells is the total number of wells in which we own a working interest. The number of net wells is the sum of our fractional working interests in gross wells.

Proved Reserves

The following table shows our proved reserves as of March 31, 2010.

	Crude Oil, Condensate and Natural Gas Liquid	Natural Gas	Total
	Millions of Barrels	Billions of Cubic Feet	Millions of Barrels of Oil Equivalent
As of March 31, 2010
Proved Reserves
Consolidated Subsidiaries
Australia/Oceania	25	62	36
Thailand/Asia	31	520	121
Middle East	17	38	24

Total Consolidated Subsidiaries	73	620	180

Associated Companies
Australia/Oceania	33	690	152
Thailand/Asia	8	169	37

Total Associated Companies	41	859	189

Total	114	1,479	369

Proved Developed Reserves
Consolidated Subsidiaries
Australia/Oceania	20	25	24
Thailand/Asia	20	274	67
Middle East	12	23	16

Total Consolidated Subsidiaries	52	322	108

Associated Companies
Australia/Oceania	17	315	71
Thailand/Asia	7	161	35

Total Associated Companies	24	476	106

Total	76	798	214

Proved Undeveloped Reserves
Consolidated Subsidiaries
Australia/Oceania	5	37	11
Thailand/Asia	11	246	53
Middle East	5	15	8

Total Consolidated Subsidiaries	21	298	72

Associated Companies
Australia/Oceania	16	375	81
Thailand/Asia	1	8	2

Total Associated Companies	17	383	83

Total	38	681	155

(1)	1 barrel of crude oil = 5,800 cubic feet of gas.
(2)	Total reserves in millions of barrels of oil equivalent may not strictly match simple sums of reserves of all geographic areas due to fractional numbers.
(3)	Reserves include those attributable to noncontrolling interests.
(4)	Proved reserves are estimated on the basis of the average of the first-day-of-the-month price for each month during the last 12- month period.

The proved undeveloped reserves for our subsidiaries and associated companies as of March 31, 2010 were 155 million barrels of oil equivalent (“boe”), an increase of 11 million boe from 144 million boe as of March 31, 2009. There were no material changes in proved undeveloped reserves, such as significant acquisition of reserves, in the year ended March 31, 2010. We spent ¥76.8 billion, of which geographic distribution are ¥35.9 billion for Thai/Asia, ¥25.1 billion for Australia/Oceania and ¥15.8 billion for other areas, for the development of oil and gas fields for the year ended March 31, 2010, including capital expenditures to convert proved undeveloped reserves to proved developed reserves. Immaterial amounts of proved undeveloped reserves remain undeveloped for five years or more as of March 31, 2010.

Internal Controls over Reserves Estimation

We participate in oil and gas related joint venture operations, typically as a “non-operator” equity holder, relying on our project partner, the “operator”, which is responsible for operation management including exploration, development and production of oil and gas resources. In these projects, we collaborate with partners that have sufficient technical knowledge and expertise to reduce operational risks, and also contribute to a limited extent as a non-operator on management of time schedules, capital expenditures, production plans, and safety and environmental standards related to the projects.

We also rely on the operators for the information and data utilized for reserves estimation and have a third party prepare reserves estimates in most cases. Mitsui neither has centralized corporate-wide internal system to check and control the reserves estimation process, nor has technical expertise to maintain such internal control system as specialized Exploration and Production companies would have. Instead, each subsidiary or associated company has its own internal controls over reserves estimation on a best-effort basis.

For Mitsui E&P Australia Pty Limited, KG Berau Petroleum Ltd., KG Wiriagar Petroleum Ltd and Japan Australia LNG (MIMI) Pty. Ltd., Ryder Scott Company, L.P. (“RSC”) prepares reserves estimates according to the information and data provided by the operators, such as production and pressure data, well logs, core and fluid data, and well performance data. RSC’s progress and estimates are reviewed by reservoir engineers, geologists or accounting managers of our subsidiaries and associated companies, who query and/or seek clarification of the input assumptions or compare against similar reports received from the operators, while in general, our subsidiaries and associated companies rely on the work of RSC. The third party report of RSC for the year ended March 31, 2010 has been included as an exhibit to this annual report. The proved reserves for which RSC prepared estimates accounted for 57% of our proved reserves as of March 31, 2010.

Mitsui Oil Exploration Co., Ltd. (“MOECO”) is only subsidiary which prepares reserves estimates on its own. MOECO uses for estimation and modifies the operator’s reserve report in order to be compliant with the SEC regulations. RSC performs process review to determine that procedures and methods utilized by MOECO to estimate its reserves are in line with the SEC regulations. The estimated reserves are audited internally by the Corporate Planning & Information System division. The general manager of this division reports to the president of MOECO. The third party report of RSC regarding the process review for the year ended March 31, 2010 has been included as an exhibit to this annual report. The proved reserves for which RSC performed process review accounted for 35 % of our proved reserves as of March 31, 2010.

Some subsidiaries entirely rely on the operator’s reserve report and the operator’s internal controls. These subsidiaries neither estimate reserves on their own nor have a third party prepare, or conduct an audit of, reserves estimates.

As stated above, each subsidiary or associated company, or third party, has different technical persons primarily responsible for overseeing the preparation of the reserves estimates.

The qualifications of the technical persons primarily responsible for overseeing the preparation of the reserves estimates are as follows:

Mitsui E&P Australia Pty Limited / KG Berau Petroleum Ltd. / KG Wiriagar Petroleum Ltd.: The technical person primarily responsible for overseeing the preparation of the reserves estimates of Mitsui E&P Australia Pty Limited, KG Berau Petroleum Ltd. and KG Wiriagar Petroleum Ltd. is a Senior Vice President and an Engineering Group Coordinator of RSC who has more than 19 years of practical experience in the estimation and evaluation of petroleum reserves and is responsible for coordinating and supervising staff and consulting engineers of RSC in ongoing reservoir evaluation studies worldwide. He has earned a master of science degree in petroleum engineering. He is a registered Professional Engineer in the State of Texas and also a member of the Society of Petroleum Engineers. As part of his 2009 continuing education hours, he attended trainings and presentations relating to the new SEC regulations on oil and gas reporting and other industry topics.

Japan Australia LNG (MIMI) Pty. Ltd.: The technical person primarily responsible for overseeing the preparation of the reserves estimates of Japan Australia LNG (MIMI) Pty. Ltd. is a Managing Senior International Vice President and an Engineering Group Coordinator of RSC who has 20 years of practical experience in petroleum engineering and the estimation and evaluation of petroleum reserves and is responsible for coordinating and supervising staff and consulting engineers of RSC in ongoing reservoir evaluation studies worldwide. He has earned a masters of science degree in petroleum engineering. He is a registered Professional Engineer in the State of Texas, a member of the Association of International Petroleum Negotiators and the Society of Petroleum Engineers. As part of his 2009 continuing education hours, he attended trainings and conferences relating to the new SEC regulations on oil and gas reporting and other industry topics.

MOECO: The technical person primarily responsible for overseeing the preparation of the reserves estimates of MOECO is General Manager of Exploration & Production division of MOECO who has 30 years of experience in the oil and gas industry. Further professional qualifications include a degree in the Earth Resources Engineering, extensive external training and asset valuation and management.

The technical person primarily responsible for overseeing the process review of MOECO is the same person that is primarily responsible for overseeing the preparation of the reserves estimates of Japan Australia LNG (MIMI) Pty. Ltd.

Production

The following table shows our production of liquids and natural gas for the years ended March 31, 2010, 2009 and 2008.

	Crude Oil, Condensate and Natural Gas Liquid	Natural Gas	Total
	Millions of Barrels	Billions of Cubic Feet	Millions of Barrels of Oil Equivalent
Year Ended March 31, 2010
Consolidated Subsidiaries
Australia/Oceania	9	10	11
Thailand/Asia	6	70	18
Middle East	5	4	6
Others	3	2	3

Total Consolidated Subsidiaries	23	86	38

Associated Companies
Australia/Oceania	5	54	14
Thailand/Asia	2	7	3

Total Associated Companies	7	61	18

Total	30	147	55

Year Ended March 31, 2009
Consolidated Subsidiaries
Australia/Oceania	11	8	12
Thailand/Asia	8	90	24
Middle East	3	5	4
Others	2	5	3

Total Consolidated Subsidiaries	24	108	43

Associated Companies
Australia/Oceania	5	44	13
Thailand/Asia	1	2	1

Total Associated Companies	6	46	14

Total	30	154	57

Year Ended March 31, 2008
Consolidated Subsidiaries
Australia/Oceania	10	11	12
Thailand/Asia	6	96	23
Middle East	3	6	4
Others	2	5	3

Total Consolidated Subsidiaries	21	118	41

Associated Companies
Australia/Oceania	5	44	13
Thailand/Asia	1	3	2

Total Associated Companies	6	47	14

Total	27	165	55

(1)	1 barrel of crude oil = 5,800 cubic feet of gas
(2)	Total production in millions of barrels of oil equivalent may not strictly match simple sums of production of all geographic areas due to fractional numbers.
(3)	Production includes those attributable to noncontrolling interests.

The following table shows average sales prices and average production costs for the years ended March 31, 2010, 2009 and 2008.

	Average Sales Prices		Average Production Costs
	Crude Oil, Condensate and Natural Gas Liquid	Natural Gas
	Yen per Barrel	Yen per Thousand Cubic Feet	Yen per Barrel of Oil Equivalent
Year Ended March 31, 2010
Consolidated Subsidiaries
Australia/Oceania	5,447	236	776
Thailand/Asia	6,205	418	469
Middle East (2)	4,980	206	910
Others	5,192	405	1,722

Total Consolidated Subsidiaries	5,548	391	689

Associated Companies
Australia/Oceania	5,346	668	1,407
Thailand/Asia	5,398	374	1,058

Total Associated Companies	5,359	638	1,352

Total	5,501	491	904

Year Ended March 31, 2009
Consolidated Subsidiaries
Australia/Oceania	9,464	293	670
Thailand/Asia	8,830	426	537
Middle East (2)	9,755	220	1,173
Others	10,165	1,039	3,482

Total Consolidated Subsidiaries	9,382	430	834

Associated Companies
Australia/Oceania	6,746	1,028	2,015
Thailand/Asia	8,452	402	1,546

Total Associated Companies	7,178	970	1,942

Total	8,924	610	1,134

Year Ended March 31, 2008
Consolidated Subsidiaries
Australia/Oceania	8,798	313	388
Thailand/Asia	8,571	424	385
Middle East (2)	7,193	245	958
Others	8,139	843	2,374

Total Consolidated Subsidiaries	8,423	422	565

Associated Companies
Australia/Oceania	5,651	801	1,706
Thailand/Asia	7,867	388	1,537

Total Associated Companies	6,167	754	1,677

Total	7,831	520	871

(1)	1 barrel of crude oil = 5,800 cubic feet of gas
(2)	Excludes income taxes owed by a subsidiary but paid by governmental entities on its behalf

Drilling Activities

The following table shows wells drilled as of March 31, 2010.

	Exploratory Activities		Development Activities
	Net Productive Wells Drilled	Net Dry Wells Drilled	Net Productive Wells Drilled	Net Dry Wells Drilled
Year Ended March 31, 2010
Consolidated Subsidiaries
Australia/Oceania	—	1	1	—
Thailand/Asia	1	—	25	0
Middle East	0	0	5	0
Others	—	0	1	—

Total Consolidated Subsidiaries	1	1	32	0

Associated Companies
Australia/Oceania	—	—	0	0
Thailand/Asia	—	—	7	0

Total Associated Companies	—	—	7	0

Total	1	1	39	1

Year Ended March 31, 2009
Consolidated Subsidiaries
Australia/Oceania	0	1	5	—
Thailand/Asia	0	—	23	1
Middle East	0	0	3	—
Others	0	1	1	—

Total Consolidated Subsidiaries	1	1	33	1

Associated Companies
Australia/Oceania	—	0	0	0
Thailand/Asia	0	0	8	—

Total Associated Companies	0	0	8	0

Total	1	2	41	1

Year Ended March 31, 2008
Consolidated Subsidiaries
Australia/Oceania	—	1	1	—
Thailand/Asia	1	1	27	—
Middle East	—	0	3	0
Others	—	—	—	—

Total Consolidated Subsidiaries	1	2	31	0

Associated Companies
Australia/Oceania	—	0	0	0
Thailand/Asia	—	0	6	—

Total Associated Companies	—	0	6	0

Total	1	2	37	0

(1)	Total net wells drilled may not strictly match simple sums of net wells drilled of all geographic areas due to fractional numbers.
(2)	The number of wells drilled refers to the number of wells completed at any time during the fiscal year, regardless of when drilling was initiated.
(3)	A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well. A productive well is an exploratory, development, or extension well that is not a dry well.
(4)	The number of net wells is the sum of our fractional working interests in gross wells. A gross well is a well in which we own a working interest.

Delivery Commitments

Some of our natural gas sales contracts specify delivery of fixed and determinable quantities. In Australia, Japan Australia LNG (MIMI) Pty. Ltd., an associated company, holds long-term sales contracts of Liquefied Natural Gas (LNG). In Thailand, MOECO holds long-term sales contracts of natural gas. We expect they can satisfy these contracts from production of their reserves with existing and additional wells and/or facilities.

Productive Wells

The following table shows productive wells as of March 31, 2010.

	Crude Oil, Condensate and Natural Gas Liquid		Natural Gas
	Gross Productive Wells	Net Productive Wells	Gross Productive Wells	Net Productive Wells
As of March 31, 2010
Consolidated Subsidiaries
Australia/Oceania	19	7	79	37
Thailand/Asia	302	58	876	105
Middle East	121	37	6	2

Total Consolidated Subsidiaries	442	103	961	143

Associated Companies
Australia/Oceania	10	1	48	4
Thailand/Asia	247	33	14	0

Total Associated Companies	257	34	62	4

Total	699	137	1,023	148

(1)	Total net wells may not strictly match simple sums of net wells of all geographic areas due to fractional numbers.
(2)	A productive well is an exploratory, development, or extension well that is not a dry well. A dry well is an exploratory, development, or extension well that proves to be incapable of producing either oil or gas in sufficient quantities to justify completion as an oil or gas well.
(3)	The number of gross wells is the total number of wells in which we own a working interest. The number of net wells is the sum of our fractional working interests in gross wells.

Acreage

The following table shows acreage as of March 31, 2010. Undeveloped acreage does not have minimum remaining terms of leases and concessions that are material to our operations.

	Developed		Undeveloped
	Gross Acreage	Net Acreage	Gross Acreage	Net Acreage
	Thousands of Acres	Thousands of Acres	Thousands of Acres	Thousands of Acres
As of March 31, 2010
Consolidated Subsidiaries
Australia/Oceania	29	11	14	6
Thailand/Asia	452	56	3,165	327
Middle East	5	2	135	42
Others	—	—	2,650	128

Total Consolidated Subsidiaries	486	69	5,965	503

Associated Companies
Australia/Oceania	498	41	1,896	223
Thailand/Asia	124	13	1,892	86

Total Associated Companies	621	54	3,788	309

Total	1,107	123	9,753	812

(1)	Total net acreage may not strictly match simple sums of net acreage of all geographic areas due to fractional numbers.
(2)	Developed acreage is acreage assignable to productive wells. Undeveloped acreage encompasses those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.
(3)	Gross acreage is the total number of acres in which we own a working interest. Net acreage is the sum of our fractional working interests in gross acres.

Item 4A.    Unresolved Staff Comments

We are a large accelerated filer as defined in Rule 12b-2 under the Securities Exchange Act of 1934. There are no written comments which have been provided by the staff of the Securities and Exchange Commission regarding our periodic reports under that Act not less than 180 days before the end of the fiscal year ended March 31, 2010 and which remain unresolved as of the date of the filing of this Form 20-F with the Commission.

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

Throughout the Operating and Financial Review and Prospects, we describe the domicile of our subsidiaries and associated companies in parentheses following names of those companies. For example, Mitsui Iron Ore Development Pty. Ltd. (Australia) means that the company’s name is Mitsui Iron Ore Development Pty. Ltd. and that it is domiciled in Australia.

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

Gross profit, operating income(*1) and equity in earnings of associated companies-Net (*2)

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

(*1)	Operating Income

Operating income is included in the measure of segment performance reviewed by the chief operating decision maker. Operating income is comprised of our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

(*2)	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the year ended March 31, 2010. Accordingly, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” is changed to “Equity in Earnings of Associated Companies—Net.” Amounts for the year ended March 31, 2009 have been reclassified to conform to the current year presentation.

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

Results of Operations

Recent Developments

During the three-month period ended June 30, 2010, due to the oil spill incident at Mississippi Canyon 252 lease in the Gulf of Mexico, we recorded impairment losses on property and equipment and mineral rights in the MOEX Offshore 2007 LLC and also recognized additional expenses relating to the well. In addition, BP Exploration and Production Inc. is seeking from MOEX Offshore 2007 LLC reimbursement of costs incurred by BP Exploration and Production Inc. in connection with the oil spill incident, and our various affiliates have been named as defendants in various legal proceedings. In light of the numerous ongoing investigations that are currently taking place to determine the facts and circumstances surrounding the incident, we are unable, at this time, to determine the impact, if any, the incident will have on our future financial position, results of operations or cash flows.

Summary of Operations for the Years Ended March 31, 2010 and 2009

Principal developments in the economic environment that influenced our operations during the years ended March 31, 2010 and 2009 included the following:

Operating Environment for the Year Ended March 31, 2010

Thus far the global recovery has been stronger than expected, but in many economies the strength of the rebound has been moderate given the severity of the recession. Supporting the recovery are: easing credit conditions; normalizing trade; rebounding capital flows; a turn in the inventory cycle; and, most importantly, growth-stimulating policies. However, the prospects for growth vary substantially across and within regions. Many advanced economies are expected to undergo more subdued recoveries than most emerging and developing economies. The recovery is also projected to be strongest in Asia and weakest in emerging Europe.

Following bankruptcy of large automakers and deteriorating employment conditions in the first half of the fiscal year, a stimulus-led recovery is underway in the United States. Net exports made a modest contribution to growth as the rebound in global trade and recovery in partner economies boosted exports. Many are still grappling with unemployment or foreclosure, or both. Financial market strains have continued to ease, but credit conditions remain on the tight side.

Europe is coming out of recession at a slower pace than other regions. In developed Europe, recovery is projected to be gradual and uneven among Euro-area countries. The recovery has been moderate in Germany and France, where export growth is limited by external demand, investment is held back by excess capacity and credit constraints, and consumption is tempered by higher unemployment. Coming out more slowly from the recession are smaller Euro-area economies, where growth is constrained by large fiscal or current account imbalances. In the United Kingdom, the recovery has been moderate, with previous sterling depreciation bolstering net exports even as domestic demand remains subdued. In emerging Europe, growth prospects also vary widely. In addition, the economies of Europe continue to face uncertainty due to the ongoing Greek sovereign debt crisis, which may spread to other European countries.

Although the downturn in many Asian economies in late 2008 was steeper than expected, the recovery led by China and supported by strong policy stimulus came quickly and vigorously, with Japan a notable exception. Factors supporting the recovery are rapid normalization of trade greatly benefiting the export-oriented economies in the region, bottoming out of the inventory cycle resulting in boosting industrial production and exports, resumption of capital inflows into the region, and resilient domestic demand.

In Japan, many private consumption stimulus packages and increased exports have supported a tentative recovery, but spillovers to autonomous domestic demand have so far been limited as a result of several factors, including the reemergence of deflation, continued excess capacity, and a weak labor market. The Bank of Japan decided to further ease monetary conditions last December by introducing a new funds-supplying operation for supporting the economic recovery.

Following a collapse in the wake of the financial crisis, commodity prices bottomed out in early 2009 and staged a sharp rebound thereafter. With gradual resurgence of speculative fund flows into energy markets, oil prices (WTI) recovered to US$80 per barrel in October 2009, rebounding from US$36 per barrel in February 2009. Near-term commodity price prospects depend on the timing and strength of the global recovery. Global equity markets have recovered to pre-crisis level. The Nikkei Stock Average also recovered to ¥11,000 for the first time in 18 months. Together with real economic and financial activity, cross-border financial flows from advanced to emerging economies have picked up. The recovery of cross-border flows has come with the depreciation of the U.S. dollar against the currencies of commodity-exporting countries and emerging economies, which also have appreciated against the Japanese yen. Reflecting this, the U.S. dollar traded steadily at the ¥90 level against the Japanese yen.

As the global economy comes out of its deepest downturn since World War II, the prospects for growth vary substantially across and within regions. Even though a variety of risks have receded, we understand that the outlook for activity remains uncertain. The main concerns are that capacity for policy stimulus in many advanced countries has either been largely exhausted or is much more limited and that a poor hiring environment and low capital utilization rates are hurting the recovery. We intend to enhance our business through the higher growth in emerging and commodity-exporting economies. On the other hand, we must pay close attention to the risk of an economic slowdown triggered by risks smoldering within advanced economies.

Operating Environment for the Year Ended March 31, 2009

During the first half of the fiscal year ended March 31, 2009, the United States economy continued to expand steadily supported by strong exports and by better-than-expected consumer spending boosted by the tax rebates made in spring that tended to mitigate the effects of the increases in the prices of oil and food products. The Asian economy also continued to show strong growth boosted by expanded domestic construction and capital investments as well as increases in exports, mainly in China, despite the fact that inflation in the region had risen due to a continued run-up in energy and food prices.

However, in September what had begun in the summer of 2007 with market turmoil surrounding U.S. subprime mortgages turned into a financial tsunami engulfing the largest U.S. insurance company and triggering the largest U.S. bankruptcy and rapidly transformed into a full-blown global financial crisis in the fall of 2008.

In the United States, the contraction in activity in 2009 triggered a rapid demand destruction coupled with sharp declines in equity markets. Authorities implemented various drastic plans for rehabilitating the financial sector as well as continued policy support to bolster domestic demand. Global economic activity continued to decline ever since then, with advanced economies experiencing their sharpest declines in the post-war era, reflecting an intensification of the corrosive interplays between the financial crisis and real activity, notwithstanding continued policy efforts.

In the Euro area, the decline in activity in 2009 reflected a sharp collapse in external demand, the impact of housing market corrections in some member states, and an intensification of financing constraints.

Growth also plunged across a broad front of emerging and developing economies, as well as in low-income economies, reflecting the interaction of weakening external demand, tightening financial constraints, and plunging commodity prices.

Emerging Asia was hurt through its reliance on manufacturing exports. The region’s manufacturing activity was particularly hurt by collapsing IT exports. Growth in China also slowed from higher growth rates of the past years albeit domestic demand was supported by strong policy stimulus.

In Japan, the sharp fall in output reflected plunging net exports and business investment and faltering private consumption. The financial sector—though not at the epicenter of the crisis—also suffered ill effects. The dramatic decline of export volumes which had been growing steadily, resulted in an unprecedented destocking, downward revisions of business investment plans and employment adjustment throughout nearly every industry. Responding to such a critical situation, the Japanese government implemented a policy stimulus and the Bank of Japan reduced the policy interest rate and purchased Japanese government bonds.

Commodity markets too were at a crossroad. Prices in energy, metals and all other commodity markets fell sharply reflecting slower growth and an increase in risk aversion. Future oil price (WTI) reached the highest price ever of U.S.$147.27 in July 2008, and then fell sharply to U.S.$33 per barrel at one time in December. Japanese Yen appreciated against almost all currencies and even reached ¥87 against U.S.$1.00 at one point. Nikkei Stock Average continued to move downward amid the same downward trend in the global equity markets, and plunged to less than ¥7,000, which is its lowest daily price after the bubble era.

The external factors influencing operating results and our businesses were 1) sharp curtailment in shipments for coal and iron ore triggered by the economic downturn despite contribution from large increases in annual contract prices for the two commodities, 2) plunging oil prices, 3) lower sales and drop in prices of various merchandise as a result of rapid global demand destruction and unprecedented destocking throughout almost every value chain and 4) continued precipitation of equity markets all over the globe. Notwithstanding a significant downward revision to the forecast, downside risks continued to dominate. While exceptional uncertainty far exceeded that seen during typical downturns, the right policies could help remedy the “crisis of confidence”, providing a lift to spending and growth. In this regards, we intend to be cautiously optimistic.

Overview of the Financial Results for the Year Ended March 31, 2010

•	Operating results

The group posted consolidated net income attributable to Mitsui & Co., Ltd. of ¥149.7 billion, a decline of ¥27.9 billion, or down 15.7%, from ¥177.6 billion for the year ended March 31, 2009. Major developments during the year were as follows:

—

Recent data suggest that the downturn in economic activity appears to be abating. However, the recovery is sluggish and uneven, and economic activity remains far below pre-crisis levels. In such an economic environment, lower unit sales volume and a sharp drop in the prices of almost all merchandise resulted in declines in gross profit compared to the year ended March 31, 2009 for almost all segments except Foods & Retail, which is relatively resilient even in difficult times, as well as Asia Pacific, which went through a phase of recovery ahead of other regions. In particular, the Energy Segment reported a drastic decline due to sharp drops in oil and coal prices, where prices of representative premium hard coking coal and thermal coal declined by 60% and 40% respectively. In addition, reflecting the settlements of some iron ore contracts with price reductions of 28.2% to 32.9% for fine ore and 44.5% for lump ore, Mineral & Metal Resources reported a sharp decline.

—	Impairment losses of ¥48.5 billion were recognized on securities including preferred shares in Japan Airlines Corporation and listed securities including Seven & i Holdings Co., Ltd. for the year ended March 31, 2010. Also, prolonged economic downturns in Europe and the U.S. caused ¥18.6 billion impairment losses on goodwill and fixed assets in the rolling stock leasing business in Europe and several businesses in the United States. In addition, we recognized impairment losses on investment in associated companies in equity in earnings, reflecting an other-than-temporary decline in the investment value.

—	For the year ended March 31, 2009, due to the global recession and sharp decline in equity markets, we recognized an aggregate loss on write-down of securities, impairment loss of long-lived assets, and impairment loss of goodwill of ¥173.5 billion. These impaired assets consisted of listed securities including Mitsui Chemicals, Inc., inventories in the domestic and overseas real estate business, and goodwill and long lived assets in the Americas Segment. In addition, reflecting declines in share prices of the listed associated companies, we recognized impairment losses in equity in earnings of approximately ¥68.0 billion including a loss of ¥30.7 billion for Sims Metal Management Limited (Australia).

—	In terms of net income attributable to Mitsui & Co., Ltd., due to a rebound effect of valuation losses recorded for the year ended March 31, 2009, Iron & Steel Products, Chemicals, Consumer Service & IT, Logistics & Financial Markets and Europe, the Middle East and Africa segments marked increases, while other segments recorded declines such as a decline of ¥69.5 billion in the Energy Segment and ¥27.1 billion in the Mineral & Metal Resources Segment.

—	Return-on-Equity for the year ended March 31, 2010 was 7.3%, a decline of 1.4 percentage points from 8.7% for the year ended March 31, 2009.

•	Financial condition

Total assets as of March 31, 2010 were ¥8.4 trillion, level with those as of March 31, 2009. Investments and plant, property and equipment (“PPE”) increased by ¥0.1 trillion with an increase in overseas investments and in PPE held by foreign subsidiaries due to depreciation of the Japanese yen against the Australian dollar and Brazilian real and a recovery in global stock markets. While cash and cash equivalents increased, current assets declined by ¥0.1 trillion due to a decrease in derivative assets, due to subdued commodity derivative trading volume. Total Mitsui & Co., Ltd. shareholders’ equity as of March 31, 2010 was ¥2.2 trillion, an increase of ¥0.3 trillion from ¥1.9 trillion as of March 31, 2009, reflecting an increase in retained earnings as well as the aforementioned depreciation of the Japanese yen against foreign currencies. Net Debt-to-Equity Ratio (“Net DER”) (* 1) as of March 31, 2010 was 0.92 times, an improvement of 0.42 point from 1.34 times as of March 31, 2009.

•	Cash flows

Net cash provided by operating activities for the year ended March 31, 2010 climbed to ¥632.4 billion. Net cash provided by operating activities was comprised of operating income of ¥144.5 billion, net changes in operating assets and liabilities of ¥285.7 billion, and dividends received of ¥149.3 billion including those from associated companies. Net cash used in investing activities for the year endedMarch 31, 2010 was ¥180.1 billion due mainly to other expansion-related expenditures for

(*1)	Net DER is comprised of “net interest bearing debt” divided by shareholders’ equity. See “Liquidity and Capital Resources—Use of Non-GAAP Financial Measures.”

natural resources in the Mineral & Metal Resources and Energy segments. As a result, free cash flow(* 2) for the year ended March 31, 2010 saw a net inflow of ¥452.3 billion.

Overview of the Financial Results for the Year Ended March 31, 2009

•	Operating results

The group posted consolidated net income attributable to Mitsui & Co., Ltd. of ¥177.6 billion, a sharp decline of ¥232.5 billion, or down 56.7%, from ¥410.1 billion for the year ended March 31, 2008. Major developments during the two fiscal years were as follows;

—	Operating results during the first half of the year ended March 31, 2009 were solid reflecting a continued broad-based surge in the emerging and developing economies. Following the banking crisis that erupted in mid-September 2008, the financial markets unraveled and took with them consumer confidence. The rapid demand destruction and unprecedented destocking throughout nearly every value chain resulted in lower sales volume and a sharp drop in prices of all merchandise which triggered a decline in net income attributable to Mitsui & Co., Ltd. of all segments excluding the Energy Segment and Asia Pacific Segment compared with the year ended March 31, 2008. The Energy Segment reported an increase in net income attributable to Mitsui & Co., Ltd. due to the time lag in consolidating their earnings into our operating results as well as the price formulas while the Asia Pacific Segment posted an increase reflecting the higher prices of coal and iron ore.

—	With the scale and scope of the current financial crisis taking the global economy into uncharted waters, the group recognized additional impairment losses on unlisted securities, goodwill and long lived assets including real estate related losses in the Consumer Service & IT Segment and the Europe, the Middle East and Africa Segment and impairment losses on goodwill and long lived assets in the Americas Segment, after reviewing business plans of relevant businesses in the three month period ended March 31, 2009.

—	Due to the sharp decline in equity markets, the group recognized impairment losses of ¥117.4 billion including those of listed securities such as those of Mitsui Chemical held by the Chemical Segment, Nippon Steel Corporation held by the Iron & Steel Products Segment and Yamaha Motor held by the Machinery & Infrastructure Projects Segment. In addition, reflecting declines in listed shares of Sims Metal Management Limited and Penske Automotive Group, Inc. (United States), we recognized impairment losses in equity in earnings of associated companies-net for both companies.

—

Substantial one-off gains on sales of securities and divestiture in the year ended March 31, 2008 amounting to approximately ¥93 billion (after tax) were recorded. Those gains include sales of the Group’s stakes in mineral resources and energy businesses, such as Sesa Goa Limited (India), Sakhalin II in Russia, Wandoo Petroleum Pty. Ltd. (Australia) and EBM (Brazil)(*1), gains on sale of aircraft held by Tombo Aviation, Inc. (United States) as well as a gain on land sale in Europe in the automotive field.

—	Return-on-Equity for the year ended March 31, 2009 was 8.7%, a decline of 10.4 percentage points from 19.1% for the year ended March 31, 2008.

•	Financial condition

Total assets as of March 31, 2009 were ¥8.4 trillion, a decline of ¥1.1 trillion from ¥9.5 trillion as of March 31, 2008. With prices of virtually all merchandises including commodities plummeting from the

(*1)	Empreendimentos Brasileiros de Mineração S.A.
(*2)	Free cash flow is sum of net cash provided/(used) by operating activities and net cash provided/(used) by investing activities. See “Liquidity and Capital Resources—Use of Non-GAAP Financial Measures.”

three month period ended December 31, 2008, current assets declined by ¥0.6 trillion. Investments and plant, property and equipment (“PPE”) declined by ¥0.5 trillion compared to the previous fiscal year end. The decline was attributable to decreases in investment in foreign associated companies, in PPE held by foreign subsidiaries and in listed securities resulting from the appreciation of the Japanese Yen against major currencies and sharp decline in equity markets all over the world in the second half of the fiscal year ended March 31,2009, partially offset by additional investment in Valepar S.A. (Brazil) and various capital expenditures for the expansions made by the Mineral & Metal Resources and the Energy segments. Shareholders’ equity as of March 31, 2009 was ¥1.9 trillion, a decline of ¥0.3 trillion from ¥2.2 trillion as of March 31, 2008, due to the stronger Japanese Yen and lower equity prices offset by a slight increase in retained earnings. Net Debt-to-Equity Ratio as of March, 2009 was 1.34 times, an increase of 0.07 point from 1.27 times as of March 31, 2008.

•	Cash flows

As operating income slightly increased to ¥394.7 billion and cash inflow from the collection of trade receivables as well as changes in other operating assets and liabilities contributed positively, net cash provided by operating activities for the year ended March 31, 2009 was ¥582.7 billion. Net cash used in investing activities for the year ended March, 2009 was ¥290.9 billion due mainly to an additional investment in Valepar S.A., and other expansion related expenditures for natural resources in the Mineral & Metal Resources and the Energy Segments. As a result, free cash flow for the year ended March 31, 2009 was net inflow of ¥291.8 billion.

Impact of Foreign Currency Exchange Fluctuation on Operating Results for 2010

Total sum of net income attributable to Mitsui & Co., Ltd. for the years ended March 31, 2010 and 2009 reported by overseas subsidiaries and associated companies were ¥174.3 billion and ¥254.0 billion, respectively. These companies principally use U.S. dollars, Australian dollars and Brazilian real as functional currency in their reporting.

The average U.S. dollar–Japanese yen exchange rate during the year ended March 31, 2010 was ¥92.61 = U.S.$1, representing Japanese yen appreciation of ¥8.05, or 8.0%, compared to the average rate during the year ended March 31, 2009 of ¥100.66 = U.S.$1. As of March 31, 2010, the U.S. dollar–Japanese yen exchange rate was ¥93.04 = U.S.$1.

a)	Japanese yen denominated impact against the U.S. dollar, Australian dollar and Brazilian real

We conducted simplified estimation for the impact of foreign currency exchange fluctuations on net income attributable to Mitsui & Co., Ltd. for the year ending March 2011. We aggregated a total forecast net income attributable to Mitsui & Co., Ltd. in the business plans of these companies covering the year ending March 2011 according to their functional currencies. Firstly, we aggregated Australian dollar and Brazilian real denominated forecast net income attributable to Mitsui & Co., Ltd. of those companies using two currencies as functional currency, and secondly we aggregated the rest of net income attributable to Mitsui & Co., Ltd. at overseas subsidiaries and associated companies as U.S. dollar equivalent amount. We conduct a sensitivity analysis on foreign currency fluctuation towards 3 categories of aggregated net income attributable to Mitsui & Co., Ltd. For example, yen appreciation by ¥1 against U.S.$1 would have the net effect of reducing net income by approximately ¥0.9 billion. Specifically, for the net income of those companies using Australian dollar and Brazilian real as functional currency, yen appreciation by ¥1 against Australian $1 and Brazilian R$1 would have the net effect of reducing net income by approximately ¥2.1 billion and ¥0.7 billion, respectively.

b)	Currency exchange rate risk between revenues from U.S. dollar denominated contract and costs denominated in Australian dollar and Brazilian real

Sum of net income attributable to Mitsui & Co., Ltd. from those companies using Australian dollar and Brazilian real as functional currency is getting significant, reflecting increasing income in mineral resources and energy producing operations. Net income attributable to Mitsui & Co., Ltd. of those mineral resources and energy producing companies are impacted by the currency fluctuation between

U.S. dollar as a contractual currency of sales contracts and the two currencies as functional currency, affecting their Australian dollar or Brazilian real denominated revenues. We should pay attention to this in addition to the impact which is discussed in the above a).

Discussion and Analysis of Operating Results for the Years Ended March 31, 2010 and 2009

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

The table below provides these three categories of revenues by products in “PRODUCT INFORMATION” in Note 17, “SEGMENT INFORMATION.”(*)

	Billions of Yen
	Years Ended March 31,
	2010				2009				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥581.5	¥41.5	¥0.5	¥623.5	¥800.6	¥64.5	¥0.5	¥865.6	¥(219.1)	¥(23.0)	¥0.0	¥(242.1)
Non-Ferrous Metals	96.5	6.6	15.0	118.0	165.0	7.3	25.2	197.5	(68.5)	(0.7)	(10.2)	(79.4)
Machinery	139.6	80.4	71.1	291.1	226.7	97.5	70.0	394.2	(87.1)	(17.1)	1.1	(103.1)
Electronics & Information	34.3	58.3	1.6	94.2	47.1	84.4	0.8	132.3	(12.8)	(26.1)	0.8	(38.1)
Chemicals	1,051.7	59.8	6.4	1,117.9	1,333.0	75.5	6.4	1,414.9	(281.3)	(15.7)	0.0	(297.0)
Energy	1,128.4	4.9	0.8	1,134.1	1,660.9	6.5	24.6	1,692.0	(532.5)	(1.6)	(23.8)	(557.9)
Foods	496.1	39.8	0.4	536.3	567.5	43.1	0.6	611.2	(71.4)	(3.3)	(0.2)	(74.9)
Textiles	15.5	9.4	1.7	26.6	10.3	14.5	1.9	26.7	5.2	(5.1)	(0.2)	(0.1)
General Merchandise	9.8	3.8	0.0	13.6	15.0	4.4	0.0	19.4	(5.2)	(0.6)	0.0	(5.8)
Property and Service Business	37.1	70.2	33.7	141.0	26.3	80.2	44.5	151.0	10.8	(10.0)	(10.8)	(10.0)

Consolidated Total	¥3,590.5	¥374.7	¥131.2	¥4,096.4	¥4,852.4	¥477.9	¥174.5	¥5,504.8	¥(1,261.9)	¥(103.2)	¥(43.3)	¥(1,408.4)

	Billions of Yen
	Years Ended March 31,
	2009				2008				Change
	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total	Sales of Products	Sales of Services	Other Sales	Total
Iron and Steel	¥800.6	¥64.5	¥0.5	¥865.6	¥730.4	¥70.6	¥0.3	¥801.3	¥70.2	¥(6.1)	¥0.2	¥64.3
Non-Ferrous Metals	165.0	7.3	25.2	197.5	56.8	9.3	13.6	79.7	108.2	(2.0)	11.6	117.8
Machinery	226.7	97.5	70.0	394.2	276.0	123.6	78.6	478.2	(49.3)	(26.1)	(8.6)	(84.0)
Electronics & Information	47.1	84.4	0.8	132.3	77.4	99.3	4.1	180.8	(30.3)	(14.9)	(3.3)	(48.5)
Chemicals	1,333.0	75.5	6.4	1,414.9	1,207.5	104.2	6.9	1,318.6	125.5	(28.7)	(0.5)	96.3
Energy	1,660.9	6.5	24.6	1,692.0	1,973.3	6.9	18.8	1,999.0	(312.4)	(0.4)	5.8	(307.0)
Foods	567.5	43.1	0.6	611.2	533.2	38.3	1.1	572.6	34.3	4.8	(0.5)	38.6
Textiles	10.3	14.5	1.9	26.7	12.5	18.1	4.1	34.7	(2.2)	(3.6)	(2.2)	(8.0)
General Merchandise	15.0	4.4	0.0	19.4	33.8	6.7	0.0	40.5	(18.8)	(2.3)	0.0	(21.1)
Property and Service Business	26.3	80.2	44.5	151.0	88.0	73.9	47.9	209.8	(61.7)	6.3	(3.4)	(58.8)

Consolidated Total	¥4,852.4	¥477.9	¥174.5	¥5,504.8	¥4,988.9	¥550.9	¥175.4	¥5,715.2	¥(136.5)	¥(73.0)	¥(0.9)	¥(210.4)

Sales of Products

Sales of products include the following four types of transactions:

•	the sale of products as a principal in the transactions, such as crude oil and petroleum products, petrochemical products and steel products;

•	the sale of manufactured products at our manufacturing subsidiaries such as feed additives by Novus International, Inc. (United States) and tea leaves by Mitsui Norin Co., Ltd. (Japan);

•	the sale of natural resources from iron ore and coal mining activities and oil and gas producing activities; and

•	the development and sale of real estate.

(*)	Revenues reported in “PRODUCT INFORMATION” are classified by similarity of products as required by U.S. GAAP, and are not intended to represent classification by operating segment. As an example, revenues of “Chemicals” in “PRODUCT INFORMATION” include not only those reported in the Chemical Segment but also revenues related to various chemical businesses reported in other operating segments such as the Americas Segment. To differentiate between classification by product and classification by operating segment, classification by product is italicized in this “Revenues” section and “Gross Profit Classified by Category of Revenues” section.

Comparison between the years ended March 31, 2010 and 2009

For the year ended March 31, 2010, revenues from the sales of products were ¥3,590.5 billion, a decline of ¥1,261.9 billion, or 26.0%, from ¥4,852.4 billion for the year ended March 31, 2009. Major factors by product were as follows:

•

Revenues from Energy were ¥1,128.4 billion, a decline of ¥532.5 billion from ¥1,660.9 billion for the year ended March 31, 2009. Crude oil and petroleum products sales in international markets comprised the major part of the revenues from Energy. Revenues from sales of petroleum products decreased at Westport Petroleum, Inc. (United States) by ¥232.5 billion. In addition, Mitsui Oil Co., Ltd. (Japan), Mitsui Marubeni Liquefied Gas Co., Ltd. (Japan), Mitsui Oil (Asia) Hong Kong Limited. (Hong Kong, China) and Mitsui E&P Australia Pty Limited (Australia) reported declines of ¥62.7 billion, ¥61.9 billion, ¥56.5 billion and ¥51.1 billion, respectively, due to a decline in crude oil prices and petroleum products as well as a decline in sales volumes compared to the previous fiscal year. Regarding price trends of oil and gas for the year ended March 31, 2010, refer to the discussion under “Energy Segment” of “Operating Results by Operating Segment.”

•

Revenues from Chemicals were ¥1,051.7 billion, a decline of ¥281.3 billion from ¥1,333.0 billion for the year ended March 31, 2009. Mitsui recorded a decline of ¥176.8 billion due mainly to lower market prices and poor performance of trading activities in the business of aromatics, ammonia and sulphur.

•

Revenues from Iron and Steel were ¥581.5 billion, a decline of ¥219.1 billion from ¥800.6 billion for the year ended March 31, 2009. Due to lower sales prices and volumes resulting from the economic slowdown, Steel Technologies Inc. (United States), a steel processing company, and Champions Pipe & Supply, Inc. (United States), a tubular pipe wholesale company, Regency Steel Asia Pte Ltd. (Singapore), a steel product wholesale company, reported decreases of ¥44.8 billion, ¥38.0 billion and ¥30.3 billion, respectively. Mitsui Iron Ore Development Pty. Ltd. and Mitsui-Itochu Iron Pty. Ltd. (Australia) reported declines of ¥23.3 billion and ¥10.1 billion, respectively, due to a decline in iron ore prices. Mitsui Coal Holdings Pty. Ltd. also reported a decline of ¥30.0 billion due to a decline in coal prices.

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009, revenues from the sales of products were ¥4,852.4 billion, a decline of ¥136.5 billion, or 2.7%, from ¥4,988.9 billion for the year ended March 31, 2008. Major factors by product were as follows:

•

Revenues from Energy were ¥1,660.9 billion, a decline of ¥312.4 billion from ¥1,973.3 billion for the year ended March 31, 2008. Crude oil and petroleum products sales in international markets and domestic petroleum products and liquefied petroleum gas sales comprised the major part of the revenues from Energy. Revenues from sales of crude oil and petroleum products decreased at Westport Petroleum, Inc. by ¥159.8 billion. Regarding price trends of oil and gas for the year ended March 31, 2009, refer to the discussion under “Energy Segment” of “Operating Results by Operating Segment.”

•

Revenues from Chemicals were ¥1,333.0 billion, an increase of ¥125.5 billion from ¥1,207.5 billion for the year ended March 31, 2008. In petrochemical products business, there was a decline in both product prices and sales volume in general for the second half of the fiscal year due to the credit crunch and rapidly deteriorating economic activities, however, Novus International, Inc. reported an increase in revenue reflecting higher product prices and an increase in sales volume supported by a strong global demand for animal feed additives. Agricultural business remained robust and the favorable market conditions and increase in sales volume for ammonia, sulfur and fertilizers for the first half of the fiscal year also contributed to the increase in revenue.

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

Comparison between the years ended March 31, 2010 and 2009

For the year ended March 31, 2010, revenues from the sales of services were ¥374.7 billion, a decline of ¥103.2 billion, or 21.6%, from ¥477.9 billion for the year ended March 31, 2009. Electronics & Information declined by ¥26.1 billion to ¥58.3 billion from ¥84.4 billion for the year ended March 31, 2009 mainly due to reclassification of T-GAIA Corporation (Japan) from subsidiary to associated company. Iron & Steel declined by ¥23.0 billion to ¥41.5 billion from ¥64.5 billion for the year ended March 31, 2009. This decline resulted from lower product prices and sales volume. Machinery declined by ¥17.1 billion to ¥80.4 billion from 97.5 billion for the year ended March 31, 2009, primary due to a decrease in sales volume of subsidiaries in Europe. Chemicals declined by ¥15.7 billion to ¥59.8 billion from ¥75.5 billion for the year ended March 31, 2009, mainly reflecting the impact of lower sales prices.

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009, revenues from the sales of services were ¥477.9 billion, a decline of ¥73.0 billion, or 13.3%, from ¥550.9 billion for the year ended March 31, 2008. Chemicals declined by ¥28.7 billion to ¥75.5 billion from ¥104.2 billion for the year ended March 31, 2008. Machinery declined by ¥26.1 billion to ¥97.5 billion from ¥123.6 billion for the year ended March 31, 2008. Electronics & Information declined by ¥14.9 billion to ¥84.4 billion from ¥99.3 billion for the year ended March 31, 2008. The decrease at Electronics & Information is mainly due to reclassification of T-GAIA Corporation from subsidiary to associated company, which resulted in a decline of ¥14.6 billion.

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

Comparison between the years ended March 31, 2010 and 2009

For the year ended March 31, 2010, revenues from other sales were ¥131.2 billion, a decline of ¥43.3 billion, or 24.8%, from ¥174.5 billion for the year ended March 31, 2009, which was primarily attributable to the following factors:

•

Derivative trading revenues were ¥15.5 billion, a decrease of ¥34.7 billion from the ¥50.2 billion for the year ended March 31, 2009, due to a decrease in derivative trading revenue of Mitsui and Mitsui Oil (Asia) Hong Kong Limited, and lower trading volume of Mitsui & Co. Energy Risk Management Ltd. (United Kingdom). Profits corresponding to foreign exchange losses of ¥6.9 billion and of ¥13.6 billion related to the commodity trading business conducted by Mitsui and posted in other expenses-net for the years ended March 31, 2010 and 2009, respectively, were included in this category of revenues.

•

Leasing revenues were ¥74.5 billion, a decline of ¥8.1 billion from the ¥82.6 billion for the year ended March 31, 2009, reflecting decreased revenues from transactions at vessel and warehousing subsidiaries.

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009, revenues from other sales were ¥174.5 billion, a decline of ¥0.9 billion, or 0.5%, from ¥175.4 billion for the year ended March 31, 2008, which was primarily attributable to the following factors:

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

Gross Profit Classified by Category of Revenues

	Billions of Yen
	Years Ended March 31,						Change between 2010 and 2009		Change between 2009 and 2008
	2010		2009		2008
	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio	Gross Profit	GP Ratio
Gross Profit from Sales of Products	¥394.6	11.0%	¥581.5	12.0%	¥491.7	9.9%	¥(186.9)	(1.0)%	¥89.8	2.1%
Gross Profit from Sales of Services	239.1	63.8%	314.7	65.9%	395.7	71.8%	(75.6)	(2.1)%	(81.0)	(5.9)%
Gross Profit from Other Sales	68.3	52.1%	103.1	59.1%	93.2	53.2%	(34.8)	(7.0)%	9.9	5.9%

Total	¥702.0	17.1%	¥999.3	18.2%	¥980.6	17.2%	¥(297.3)	(1.1)%	¥18.7	1.0%

Comparison between the years ended March 31, 2010 and 2009

For the year ended March 31, 2010, gross profit was ¥702.0 billion, a decline of ¥297.3 billion, or 29.8%, from ¥999.3 billion for the year ended March 31, 2009. The Gross Profit ratio (“GP ratio”), or ratio of gross profit divided by revenues, for the year ended March 31, 2010 was 17.1%, a decline of 1.1 percentage points compared to the year ended March 31, 2009.

For the year ended March 31, 2010, gross profit from sales of products was ¥394.6 billion, a decline of ¥186.9 billion from ¥581.5 billion for the year ended March 31, 2009. Gross profit from Energy was ¥120.8 billion, a decline of ¥87.8 billion from ¥208.6 billion for the year ended March 31, 2009. Reflecting the lower oil prices and production volume, Mitsui E&P Australia Pty Limited and Mitsui Oil Exploration Co., Ltd. (Japan) reported decreases of ¥33.0 billion and ¥27.8 billion, respectively. In addition, Mitsui E&P Middle East B.V. (Netherlands) reported a decline of ¥21.0 billion, due mainly to lower sale prices compared to the previous fiscal year. Iron and Steel was ¥104.5 billion, a decrease of ¥78.3 billion from ¥182.8 billion for the year ended March 31, 2009. Mitsui Iron Ore Development Pty. Ltd., Mitsui-Itochu Iron Pty. Ltd., and Mitsui Coal Holding Pty. Ltd. (Australia) recorded declines of ¥23.2 billion, ¥7.2 billion and ¥20.8 billion, respectively. The major reason was mainly because of a decrease in iron ore and coal prices.

The GP ratio from sales of products for the year ended March 31, 2010 was 11.0%, a decline of 1.0 percentage points compared to the year ended March 31, 2009. This result was mainly attributable to decreases in gross profit ratio of Mitsui E&P Australia Pty Limited, Mitsui Oil Exploration Co., Ltd. and Mitsui Coal Holdings Pty. Ltd. due to declines in oil prices as well as in coal prices.

For the year ended March 31, 2010, gross profit from sales of services was ¥239.1 billion, a decline of ¥75.6 billion from ¥314.7 billion for the year ended March 31, 2009. As illustrated by the table in “three categories of revenues by products”—”Sales of Services”, Electronics & Information, Iron and Steel, and Machinery recorded substantial declines reflecting declines in revenues.

The GP ratio from sales of services for the year ended March 31, 2010 was 63.8%, a decline of 2.1 percentage points compared to the year ended March 31, 2009.

For the year ended March 31, 2010, gross profit from other sales was ¥68.3 billion, a decrease of ¥34.8 billion from ¥103.1 billion for the year ended March 31, 2009. As illustrated by the table in “three categories of revenues by products”—“Sales of Other Sales”, the result was because of decreases in derivative profit of Mitsui and Mitsui Oil (Asia) Hong Kong Limited and lower trading volume of Mitsui & Co. Energy Risk Management Ltd. Profits corresponding to foreign exchange losses of ¥6.9 billion and of ¥13.6 billion related to the commodity trading business conducted by Mitsui and posted in other expenses-net for the years ended March 31, 2010 and 2009, respectively, were included in this category of gross profit.

The GP ratio from other sales for the year ended March 31, 2010 was 52.1% a decline of 7.0 percentage points compared to the year ended March 31, 2009.

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009, gross profit was ¥999.3 billion, an increase of ¥18.7 billion, or 1.9%, from ¥980.6 billion for the year ended March 31, 2008. The Gross Profit ratio (“GP ratio”), or ratio of gross profit divided by revenues, for the year ended March 31, 2009 was 18.2%, an increase of 1.0 percentage points compared to the year ended March 31, 2008.

For the year ended March 31, 2009, gross profit from sales of products was ¥581.5 billion, an increase of ¥89.8 billion from ¥491.7 billion for the year ended March 31, 2008. Gross profit from Iron and Steel was ¥182.8 billion, an increase of ¥76.7 billion from ¥106.1 billion for the year ended March 31, 2008. Reflecting a significant increase in coal and iron ore prices, Mitsui Coal Holdings Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd. reported increases of ¥46.6 billion and ¥23.3 billion, respectively. Gross profit from Chemical was

¥92.3 billion, an increase of ¥31.8 billion from ¥60.5 billion for the year ended March 31, 2008. Novus International, Inc. recorded an increase of ¥27.4 billion reflecting higher product prices and increase in sales volume supported by a strong demand for animal feed additives. Gross profit from Energy was ¥208.6 billion, a decrease of ¥5.8 billion from ¥214.4 billion for the year ended March 31, 2008. Mitsui E&P Australia Pty Limited reported an increase of ¥14.3 billion reflecting increase in sales volume and higher oil prices. Mitsui Marubeni Liquefied Gas Co., Ltd. also contributed to the increase due to increased sales volume resulting from the merger. These contributions were partly offset by a decline of ¥22.7 billion reported by Mittwell Energy Resourses Pty., Ltd. (Australia) due to a decline of shipments and an increase in condensate cost as a result of the revision of the purchase price.

The GP ratio from sales of products for the year ended March 31, 2009 was 12.0%, an improvement of 2.1 percentage points compared to the year ended March 31, 2008. This 2.1 percentage point improvement was attributable to the substantial increase in gross profit (18.3% increase), particularly in Mitsui Coal Holdings Pty. Ltd. of Iron and Steel reflecting a significant increase in coal prices. Revenues from sales of petroleum products decreased at Westport Petroleum, Inc. reflecting declines in the market prices, however, lower revenues do not necessarily result in decline in gross profit because its profit-earning opportunities derive from oil price fluctuations.

For the year ended March 31, 2009, gross profit from sales of services was ¥314.7 billion, a decline of ¥81.0 billion from ¥395.7 billion for the year ended March 31, 2008. As illustrated by the table in “three categories of revenues by products”—”Sales of Services”, Chemicals, Iron and Steel and Machinery recorded substantial declines reflecting declines in revenues.

The GP ratio from sales of services for the year ended March 31, 2009 was 65.9%, a decline of 5.9 percentage points compared to the year ended March 31, 2008.

For the year ended March 31, 2009, gross profit from other sales was ¥103.1 billion, an increase of ¥9.9 billion from ¥93.2 billion for the year ended March 31, 2008. The major reason was gross profit corresponding to a foreign exchange loss of ¥13.6 billion related to the commodity trading business conducted by Mitsui and posted in other expense-net.

The GP ratio from other sales for the year ended March 31, 2009 was 59.1%, an increase of 5.9 percentage points compared to the year ended March 31, 2008.

Gross Profit Classified by Operating Segment

For detailed discussion, see “Operating Results by Operating Segment.” A summary of the increase in gross profit classified by operating segment is provided below.

Comparison between the years ended March 31, 2010 and 2009

For the year ended March 31, 2010 consolidated total gross profit was ¥702.0 billion, a decline of ¥297.3 billion, or 29.8%, from ¥999.3 billion for the year ended March 31, 2009 as a result of the following:

•

The Energy Segment reported a decline of ¥117.0 billion in gross profit. Due to a decline in both oil prices and equity production, Mitsui E&P Australia Pty Limited and Mitsui Oil Exploration Co., Ltd. reported declines of ¥33.0 billion and ¥27.8 billion, respectively. Other oil & gas production businesses also reported declines in gross profit due to lower oil prices. Mitsui Coal Holdings Pty. Ltd. recorded a decline of ¥20.8 billion reflecting softening of coal prices.

•

The Mineral & Metal Resources Segment also reported a decline of ¥46.7 billion in gross profit. Reflecting lower iron ore prices, Mitsui Iron Ore Development Pty. Ltd. and Mitsui-Itochu Iron Pty. Ltd. reported declines of ¥23.2 billion and ¥7.2 billion, respectively.

•

The Iron & Steel Products, Machinery & Infrastructure Projects, and Chemical segments reported declines of ¥18.2 billion, ¥15.7 billion and ¥14.3 billion, respectively. Sales volumes and margins declined due to the challenging macroeconomic and financing environment. The Foods & Retail Segment, which is relatively resilient even in difficult times, recorded an increase in gross profit.

•

The Consumer Service & IT Segment reported a decline of ¥21.7 billion in gross profit. Japanese consumer-related businesses activities in overall remained sluggish, due to the economic slowdown. In addition, the reclassification of T-GAIA Corporation, a mobile telecommunications business, from subsidiary to associated company resulted in a decline of ¥16.2 billion. The Logistics & Financial Markets Segment reported a decline of ¥30.8 billion due to a decline in energy-related commodity trading activities. The decline included a decline in gross profit corresponding to a decline of ¥6.7 billion in exchange losses recorded in other expenses-net.

•

The Americas and the Europe, the Middle East and Africa segments reported declines of ¥42.9 billion and ¥5.5 billion, respectively, reflecting the economic slowdown. The decline of the Americas Segment is mainly attributable to the poor performance of the Iron & Steel Products Segment due to weak demand.

Comparison between the years ended March 31, 2009 and 2008

For the year ended March 31, 2009 consolidated total gross profit was ¥999.3 billion, an increase of ¥18.7 billion, or 1.9%, from ¥980.6 billion for the year ended March 31, 2008 as a result of the following:

•

The Energy Segment reported an increase of ¥52.7 billion in gross profit. This increase is attributable to solid performance by the oil & gas producing businesses, reflecting continued run-up in prices and additional equity production, as well as contribution of ¥46.6 billion made by Mitsui Coal Holdings Pty. Ltd. reflecting a significant increase in coal prices.

•

The Mineral & Metal Resources Segment also reported an increase of ¥23.4 billion in gross profit. Reflecting higher iron ore prices, Mitsui Iron Ore Development Pty. Ltd. and Mitsui-Itochu Iron Pty. Ltd. reported increases of ¥23.3 billion and ¥2.0 billion, respectively.

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

•

Due to the financial turmoil which intensified after last autumn, the Chemical Segment, the Iron & Steel Products Segment and the Machinery & Infrastructure Projects Segment recorded substantial declines in gross profit attributable to declines in sales volumes as well as margins, which offset the increased gross profits for the first half of the year ended March 31, 2009 reflecting the positive economic circumstances in the emerging countries.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses Classified by Category of Expenses

Comparison between the years ended March 31, 2010 and 2009

Selling, general and administrative expenses for the year ended March 31, 2010 were ¥546.2 billion, a decline of ¥52.6 billion or 8.8%, from ¥598.8 billion for the year ended March 31, 2009.

The table below provides a breakdown of selling, general and administrative expenses used for our internal review for the years ended March 31, 2010, 2009 and 2008.

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Personnel	¥276.1	¥292.5	¥292.8	¥(16.4)	¥(0.3)
Welfare	11.4	12.2	12.1	(0.8)	0.1
Travel	26.5	33.2	34.9	(6.7)	(1.7)
Entertainment	8.3	10.4	10.8	(2.1)	(0.4)
Communication	47.5	48.9	48.5	(1.4)	0.4
Rent	21.7	20.4	20.0	1.3	0.4
Depreciation	15.6	15.5	15.1	0.1	0.4
Fees and Taxes	9.9	9.8	11.6	0.1	(1.8)
Others	129.2	155.9	155.5	(26.7)	0.4

Total	¥546.2	¥598.8	¥601.3	¥(52.6)	¥(2.5)

•

Personnel expenses were ¥276.1 billion for the year ended March 31, 2010, a decline of ¥16.4 billion from ¥292.5 billion for the year ended March 31, 2009. This decline is mainly attributable to a decrease in performance-based bonuses and the reclassification of T-GAIA Corporation from subsidiary to associated company partially offset with an increase in net periodic pension costs reflecting amortization of actuarial losses related to plan assets.

•

Travel expenses were ¥26.5 billion for the year ended March 31, 2010, a decline of ¥6.7 billion from ¥33.2 billion for the year ended March 31, 2009. This was due to cost control efforts and limits on business trips due to the H1N1 influenza pandemic.

•	Other expenses were ¥129.2 billion for the year ended March 31, 2010, a decline of ¥26.7 billion from ¥155.9 billion for the year ended March 31, 2009. This decline is mainly attributable to the reclassification of T-GAIA Corporation from subsidiary to associated company. See more details regarding the reclassification in “Operating Results by Operating Segment—Consumer Service & IT Segment” in this item.

Comparison between the years ended March 31, 2009 and 2008

Selling, general and administrative expenses for the year ended March 31, 2009 were ¥598.8 billion, a decline of ¥2.5 billion or 0.4%, from ¥601.3 billion for the year ended March 31, 2008.

•

Personnel expenses were ¥292.5 billion for the year ended March 31, 2009, a decline of ¥0.3 billion from the year ended March 31, 2008. This nominal decline was mainly attributable to a decline related to the reclassification of T-GAIA Corporation from subsidiary to associated company offset by an increase resulting from Mitsui Marubeni Liquefied Gas Co., Ltd.’s merger with Marubeni Liquefied Gas Corporation and increased sales volume at Novus International, Inc.

•

Travel expenses were ¥33.2 billion for the year ended March 31, 2009, a decline of ¥1.7 billion from the year ended March 31, 2008. This decline resulted from the reclassification of T-GAIA Corporation from subsidiary to associated company. Fees and Taxes were ¥9.8 billion for the year ended March 31, 2009, a decline of ¥1.8 billion from the year ended March 31, 2008. This was mainly attributable to a decline in enterprise tax expense at Mitsui.

Selling, General and Administrative Expenses Classified by Operating Segment

The table below provides selling, general and administrative expenses for the years ended March 31, 2010, 2009 and 2008 by operating segment.

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Iron & Steel Products	¥32.1	¥34.5	¥35.7	¥(2.4)	¥(1.2)
Mineral & Metal Resources	15.4	15.2	16.6	0.2	(1.4)
Machinery & Infrastructure Projects	75.9	82.9	82.4	(7.0)	0.5
Chemical	49.4	51.9	58.0	(2.5)	(6.1)
Energy	56.2	57.8	46.2	(1.6)	11.6
Foods & Retail	63.0	63.7	65.1	(0.7)	(1.4)
Consumer Service & IT	61.7	83.9	98.4	(22.2)	(14.5)
Logistics & Financial Markets	28.9	34.5	32.9	(5.6)	1.6
Americas	63.4	72.8	70.3	(9.4)	2.5
Europe, the Middle East and Africa	19.6	24.0	24.9	(4.4)	(0.9)
Asia Pacific	25.3	27.4	25.3	(2.1)	2.1

Total	490.9	548.6	555.8	(57.7)	(7.2)

All Other	5.0	5.9	7.2	(0.9)	(1.3)
Adjustments and Eliminations	50.3	44.3	38.3	6.0	6.0

Consolidated Total	¥546.2	¥598.8	¥601.3	¥(52.6)	¥(2.5)

Comparison between the years ended March 31, 2010 and 2009

All segments except Mineral & Metal Resources reported declines, including the Consumer Service & IT and Americas segments, which reported declines of ¥22.2 billion and ¥9.4 billion, respectively. The declines were due to a decline in performance-based bonuses and cost control efforts exercised on selling, general and administrative expenses, as well as the reclassification of T-GAIA Corporation from subsidiary to associated company, which resulted in a decline of ¥11.9 billion at the Consumer Service & IT Segment.

Comparison between the years ended March 31, 2009 and 2008

The Consumer Service & IT Segment and the Chemical Segments reported declines of ¥14.5 billion and ¥6.1 billion, respectively. These declines are mainly attributable to the reclassifications from subsidiaries to associated companies such as T-GAIA Corporation. The Energy Segment reported an increase of ¥11.6 billion attributable to Mitsui Marubeni Liquefied Gas Co., Ltd., which merged with Marubeni Liquefied Gas Corporation.

Provision for Doubtful Receivables

Comparison between the years ended March 31, 2010 and 2009

Provision for doubtful receivables for the year ended March 31, 2010 was ¥11.2 billion, a decline of ¥6.8 billion, or 37.8%, from ¥18.0 billion for the year ended March 31, 2009. Provisions for both periods represented increases in aggregate reserves for individual small receivables, including those of P.T. Bussan Auto Finance.

Comparison between the years ended March 31, 2009 and 2008

Provision for doubtful receivables for the year ended March 31, 2009 was ¥18.0 billion, an increase of ¥9.9 billion, or 122.2%, from ¥8.1 billion for the year ended March 31, 2008, reflecting the tightening of credit sparked by the intensifying financial turmoil. Provisions for both periods consisted of an accumulation of reserves for individually small receivables, including those of P.T. Bussan Auto Finance.

Interest Income and Interest Expense

Comparison between the years ended March 31, 2010 and 2009

Interest income for the year ended March 31, 2010 was ¥35.9 billion, a decline of ¥3.7 billion, or 9.3%, from ¥39.6 billion for the year ended March 31, 2009. Interest expense for the year ended March 31, 2010 was ¥46.3 billion, a decline of ¥28.1 billion, or 37.8%, from ¥74.4 billion for the year ended March 31, 2009. As a result, interest expense, net of interest income was ¥10.4 billion, a decline of ¥24.4 billion from ¥34.8 billion for the year ended March 31, 2009.

•	Interest income from preferred shares issued by Valepar S.A., a holding company for Vale S.A., a mineral resources company in Brazil, increased by ¥7.1 billion.

•

Interest expense for Sakhalin II project declined by approximately ¥4.0 billion due to declines in U.S. dollar interest rates as well as a decline in principal amount resulting from redemptions of capital.

•

In addition to the above mentioned factors, overall interest expense, net of interest income, declined due to declines in U.S. dollar interest rates and Japanese yen interest rates, and a decline in amount of borrowings denominated in U.S. dollar reflecting appreciation of Japanese yen against U.S. dollar.

With respect to interest rate swaps employed to manage interest rate risk exposure, see “Item 5.B. Liquidity and Capital Resources—Funding Sources.”

Interest rate trends for the year ended March 31, 2010 regarding the Japanese yen and the U.S. dollar, in which we have borrowings, were as follows:

•

While the Bank of Japan retained its zero interest rate policy which was implemented in the latter half of the year ended March 31, 2009, it continued to supply enough liquidity in the market including introduction of a new-funds supplying operation in December 2009. With such enhanced easy monetary conditions, spreads implied in the borrowing rates for the companies, which had remained high due to turmoil in the financial and capital markets, started to decline in the year ended March 31, 2010, and at the same time confidence level in the capital markets also increased. Market interest rate (the average of the month-end Japanese yen three-month London Interbank Offered Rate (“LIBOR”)) for the year ended March 31, 2010 declined to 0.36% from 0.85% for the year ended March 31, 2009. On the other hand, the average yield rate on 10-year Japanese Government Bonds was 1.36% for the year ended March 31, 2010, slightly lower than 1.45% for the year ended March 31, 2009 supported by the aforementioned easing monetary policy amid uncertainties regarding the economic recovery and the fact that the Government Bonds were bought smoothly by domestic investors against a backdrop of enough domestic savings although there were upward pressures on rate from the expectation of the economic rebound as well as concerns on supply-demand imbalance of Government Bonds reflecting concerns about the fiscal discipline.

•

As the Federal Reserve Bank (the “FRB”) also retained its zero interest policy providing enough liquidity to the markets, U.S. dollar short-term interest rates remained low. On the other hand, an increase in U.S. dollar long-term interest rate (10-year Government Bond) was seen in the latter half of the year ended March 31, 2010 reflecting a rise in official discount rate announced in February 2010 and some positive signs of economic indicators anticipating economic recovery. However, under the circumstance that improvement in the labor market was not certain the FRB maintained a posture that it would keep exceptionally low levels of the federal funds rate for an extended period. As a result, the average of the month-end U.S. dollar three-month LIBOR during the year ended March 31, 2010 declined to 0.41%, down from the average of 2.36% during the year ended March 31, 2009. Although tightened credit line of U.S. dollar funding to the financial institutions eased along with decreased possibility of double-dip recession, we closely monitor the U.S. dollar funding conditions as risk tolerance of the financial institutions may diminish due to uncertainties including a legal action against one of the major investment banks by the Securities Exchange Commission and enactment of financial regulatory reform in the U.S. For information regarding development of our investment plans and financial policies, refer to “B. Liquidity and Capital Resources.”

Comparison between the years ended March 31, 2009 and 2008

Interest income for the year ended March 31, 2009 was ¥39.6 billion, a decline of ¥17.1 billion, or 30.2%, from ¥56.7 billion for the year ended March 31, 2008. Interest expense for the year ended March 31, 2009 was ¥74.4 billion, a decline of ¥30.9 billion, or 29.3%, from ¥105.3 billion for the year ended March 31, 2008. As a result, interest expense, net of interest income was ¥34.8 billion, a decline of ¥13.8 billion from ¥48.6 billion for the year ended March 31, 2008.

•	Interest expense for the Sakhalin II project declined by ¥4.6 billion as a result of declines in U.S. dollar interest rates.

•	Mitsui recorded a ¥1.5 billion increase in interest expense, net of interest income.

•	Reflecting lower U.S. dollar interest rates, interest expense at overseas subsidiaries declined by ¥11.3 billion, out of which a ¥7.6 billion decline was attributable to the Americas Segment.

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

Dividend Income

Comparison between the years ended March 31, 2010 and 2009

Dividend income for the year ended March 31, 2010 was ¥37.7 billion, a decline of ¥34.2 billion, or 46.7%, from ¥71.9 billion for the year ended March 31, 2009. Reflecting a sharp decline in oil-linked LNG prices due to a drop in oil prices, dividend income from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea was ¥22.0 billion, a decline of ¥26.9 billion from the year ended March 31, 2009.

Comparison between the years ended March 31, 2009 and 2008

Dividend income for the year ended March 31, 2009 was ¥71.9 billion, an increase of ¥21.8 billion, or 43.5%, from ¥50.1 billion for the year ended March 31, 2008. Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥48.9 billion, an increase of ¥24.9 billion from the year ended March 31, 2008.

Gains on Sales of Securities—Net

Comparison between the years ended March 31, 2010 and 2009

Gain on sales of securities for the year ended March 31, 2010 was ¥20.9 billion, a decline of ¥12.3 billion, or 37.0%, from ¥33.2 billion for the year ended March 31, 2009. For the year ended March 31, 2010, a gain on the sale of United Petroleum Development Co., Ltd. (Japan) was recorded. For the year ended March 31, 2009, gains of ¥11.9 billion on the sale of a trust beneficiary right held in the Shiodome Building and ¥4.0 billion on the sale of T-GAIA Corporation in the Consumer Service & IT Segment as well as a gain of ¥6.7 billion on the sale of holdings in Kyushu Oil Co., Ltd. in the Energy Segment were recorded.

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

Loss on Write-Down of Securities

Comparison between the years ended March 31, 2010 and 2009

Loss on write-downs of securities for the year ended March 31, 2010 was ¥48.5 billion, an improvement of ¥68.8 billion, or 58.7%, from ¥117.3 billion for the year ended March 31, 2009.

Following the bankruptcy of one of the largest investment banks in the United States in mid-September 2008, the Nikkei Stock Average plummeted to ¥7,054.98, its lowest since 1982, at the beginning of March 2009 and ended at ¥8,109.53 on March 31, 2009. In the year ended March 31, 2010, the Nikkei Stock Average gradually moved up, although erratically, as the global economy continued to recover, and ended at ¥11,089.94 on March 31, 2010. (The above mentioned stock prices are closing prices.)

•

A ¥20.0 billion impairment loss on preferred shares in Japan Airlines Corporation in the Machinery & Infrastructure Projects Segment and a ¥15.1 billion loss on listed shares in Seven & i Holdings Co., Ltd. in the Foods & Retail Segment were recorded for the year ended March 31, 2010.

•

An impairment loss of ¥79.3 billion on listed securities was recorded for the year ended March 31, 2009. The impairment loss included losses of ¥18.0 billion on shares in Mitsui Chemicals, Inc. and ¥4.2 billion on shares in Ishihara Sangyo Kaisha LTD. in the Chemicals Segment, ¥9.6 billion on shares in Nippon Steel Corporation in the Iron & Steel Products Segment and ¥8.2 billion on shares in Yamaha Motors Co. Ltd. in the Machinery & Infrastructure Projects Segment.

•

The losses for the year ended March 31, 2009 included write-downs on non-listed shares, including ¥12.0 billion for Recruit Co., Ltd. and ¥9.8 billion in the domestic office building development business in the Consumer Service & IT Segment.

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

•

The losses for the year ended March 31, 2009 included write-downs on listed shares of ¥79.3 billion reflecting the above mentioned domestic market downward trend. While we recorded impairment losses of ¥18.0 billion for Mitsui Chemicals, Inc. as well as ¥4.2 billion for Ishihara Sangyo Kaisha, LTD. in the Chemical Segment, ¥9.6 billion for Nippon Steel Corporation in the Iron & Steel Products Segment and ¥8.2 billion for Yamaha Motor Co., Ltd. in the Machinery & Infrastructure Projects Segment, almost all the segments recorded impairment losses on various listed securities.

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

Gain on Disposal or Sales of Property and Equipment—Net

Comparison between the years ended March 31, 2010 and 2009

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2010 was less than ¥0.1 billion, a decline of ¥3.6 billion, or 100.0%, from a gain of ¥3.6 billion for the year ended March 31, 2009. For the year ended March 31, 2010, there were only miscellaneous small transactions. For the year ended March 31, 2009, the sale of a lumber mill held by Portac Inc. (United States) in the Americas Segment and the sale of an office building previously held by Mitsui & Co. France S.A.S. in the Europe, the Middle East and Africa Segment were recorded.

Comparison between the years ended March 31, 2009 and 2008

Gain on disposal or sales of property and equipment—net for the year ended March 31, 2009 was ¥3.6 billion, an increase of ¥3.8 billion, or 1,900.0%, from a loss of ¥0.2 billion for the year ended March 31, 2008. Major gains for the year ended March 31, 2009 were related to the sale of a lumber mill held by Portac Inc. in the Americas Segment and the sale of an office building previously held by Mitsui & Co. France S.A.S. in the Europe, the Middle East and Africa Segment, while there were only miscellaneous small transactions for the year ended March 31, 2008.

Impairment Loss of Long-Lived Assets

Comparison between the years ended March 31, 2010 and 2009

Impairment loss of long-lived assets for the year ended March 31, 2010 was ¥8.7 billion, a decline of ¥29.0 billion, or 76.9%, from ¥37.7 billion for the year ended March 31, 2009.

•

For the year ended March 31, 2010, a prolonged downturn in railway freight transport in Europe resulted in impairment losses on intangible assets of ¥2.9 billion at Mitsui Rail Capital Europe B.V. (Netherlands) in the Machinery & Infrastructure Projects Segment. For more information on impairment losses on long-lived assets, see Note 10, “IMPAIRMENT LOSS OF LONG-LIVED ASSETS”. Also see the relevant discussions as described later on the impairment loss in “Operating Results by Operating Segment” in this item.

•

For the year ended March 31, 2009, an impairment loss of ¥14.6 billion on property & equipment and mineral rights in the Vincent oil field in Australia in the Energy Segment, an impairment loss of ¥9.6 billion in the office building business in the U.K in the Europe, the Middle East and Africa Segment and an impairment loss of ¥2.8 billion on intangible assets at Steel Technologies Inc. in the Americas Segment were recorded.

Comparison between the years ended March 31, 2009 and 2008

Impairment loss of long-lived assets for the year ended March 31, 2009 was ¥37.7 billion, an increase of ¥13.7 billion, or 57.1%, from ¥24.0 billion for the year ended March 31, 2008.

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

•

For the year ended March 31, 2008, the Group recorded a ¥13.9 billion loss on real estate which Mitsui held in Saito International Culture Park located in the north area of Osaka Prefecture, a ¥3.9 billion loss on a domestic power producing operation, and a loss on company-owned residences of Mitsui.

Impairment Loss of Goodwill

Comparison between the years ended March 31, 2010 and 2009

Impairment loss of goodwill for the year ended March 31, 2010 was ¥9.9 billion, a decline of ¥8.7 billion, or 46.8%, from ¥18.6 billion for the year ended March 31, 2009.

•

Losses of ¥3.1 billion at Mitsui Rail Capital Europe B.V. in the Machinery & Infrastructure Projects Segment and of ¥3.1 billion at AFC HoldCo, LLC (United States), an automotive retail finance subsidiary, and ¥2.9 billion at SunWize Technologies, Inc. (United States), a retailer and installer of photovoltaic systems, both in the Americas Segment were recorded for the year ended March 31, 2010. See the relevant discussions as described later on the impairment losses in “Operating Results by Operating Segment” in this item.

•	Losses of ¥6.4 billion at Steel Technologies Inc. and ¥4.1 billion at Mitsui Knowledge Industry Co., Ltd. (Japan) were recognized for the year ended March 31, 2009.

Comparison between the years ended March 31, 2009 and 2008

Impairment loss of goodwill for the year ended March 31, 2009 was ¥18.6 billion, an increase of ¥16.6 billion, or 830.0%, from ¥2.0 billion for the year ended March 31, 2008.

•

For the year ended March 31, 2009, we recorded a ¥6.4 billion loss for Steel Technologies Inc., reflecting rapid slowdown of the steel products business for automotive and housing industries in the United States, and a ¥4.1 billion loss for Mitsui Knowledge Industry Co., Ltd., reflecting a decline in its share price. See the relevant discussions as described later on the impairment losses in “Operating Results by Operating Segment” in this item.

•	For the year ended March 31, 2008, we recorded a ¥2.0 billion loss for Mitsui Knowledge Industry Co., Ltd., reflecting a decline in its share price.

The carrying amounts of goodwill as of March 31, 2010, 2009 and 2008 were ¥22.7 billion, ¥33.6 billion and ¥52.5 billion, respectively. For more information, see Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.” Despite the fact that the Americas Segment recorded impairment losses of goodwill of ¥6.8 billion and ¥13.6 billion for the years ended March 31, 2010 and 2009, respectively, goodwill recorded at the segment was ¥6.9 billion, which still accounts for 31% of the total goodwill outstanding balance as of March 31, 2010, and most of the goodwill in the segment belongs to subsidiaries in the United States. The Machinery & Infrastructure Projects Segment recorded an impairment loss of ¥3.1 billion related to locomotive leasing and management business in Europe for the year ended March 31, 2010 and still holds a ¥5.6 billion goodwill outstanding balance as of March 31, 2010, of which major part is in Europe. As of the date of this annual report, management continues to pay a close attention to the operating results and business of the subsidiaries in the United States and Europe in monitoring the possibility of occurrence of additional goodwill impairment, considering the prolonged economic slowdown in the regions.

Other Expense—Net

Comparison between the years ended March 31, 2010 and 2009

Other expenses—net for the year ended March 31, 2010 were an income of ¥0.4 billion, an improvement of ¥41.2 billion, or 101.0%, from a loss of ¥40.8 billion for the year ended March 31, 2009.

•

For the year ended March 31, 2010, Mitsui recorded foreign exchange losses of ¥11.8 billion including a loss of ¥6.9 billion on commodity trading activities in the Logistics & Financial Markets Segment, which corresponded to a related gross profit in the same segment. In addition, in the Energy Segment, Mitsui Oil Exploration Co., Ltd. recorded exploration expenses of ¥10.9 billion, while in the Mineral & Metal Resources Segment, Mitsui Raw Material Development Pty. Limited (Australia) reported a foreign exchange profit of ¥6.8 billion on borrowing denominated in U.S. dollars.

•

For the year ended March 31, 2009, Mitsui recorded foreign exchange losses of ¥17.1 billion including a loss of ¥13.6 billion on commodity trading activities in the Logistics & Financial Markets Segment corresponding to a related gross profit in the same segment. In the Energy Segment, exploration expenses were recognized in the oil & gas businesses, among which exploration expenses of ¥6.3 billion were recorded at Mitsui E&P Australia Pty Limited. A liquidation cost of ¥3.7 billion of currency option transactions at Fertilizantes Mitsui S.A. Industria e Comercio (Brazil) was recorded in the Americas Segment and a foreign exchange translation loss of ¥3.6 billion related to borrowing denominated in the U.S. dollars at Mitsui Raw Material Development Pty. Limited was recorded in the Mineral & Metal Resources Segment.

Comparison between the years ended March 31, 2009 and 2008

Other Expense—net for the year ended March 31, 2009 was ¥40.8 billion, an increase of expense of ¥43.9 billion, or 1,416.1%, from an income of ¥3.1 billion for the year ended March 31, 2008.

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

•	A major component of other expenses—net for the year ended March 31, 2008 was exploration expenses, mainly at Mitsui E&P Australia Pty Limited.

For more information on other expense—net, see Note 19, “OTHER EXPENSE (INCOME)—NET.” and on our restructuring activities, see Note 23, “EXIT OR DISPOSAL ACTIVITIES.”

Income Taxes

Comparison between the years ended March 31, 2010 and 2009

Income taxes for the year ended March 31, 2010 were ¥89.2 billion, a decline of ¥65.0 billion, or 42.2%, from ¥154.2 billion, for the year ended March 31, 2009(*1).

•

For the year ended March 31, 2009, a ¥20.8 billion valuation allowance was recorded at Mitsui evaluating realizability of deferred tax asset of Mitsui. For the evaluation, we estimated future taxable income based on new tax laws which started to be applied for the fiscal year ended March 31, 2010. For the year ended March 31, 2010, in addition to a valuation allowance recorded for the same reason at Mitsui, a valuation allowance for deferred tax asset for a ¥15.1 billion impairment loss on shares in Seven & i Holdings Co., Ltd. was also recorded.

•

Income from continuing operations before income taxes and equity in earnings for the year ended March 31, 2010 was ¥126.0 billion (Mitsui and its domestic subsidiaries : a loss of ¥30.5 billion, Foreign subsidiaries : an income of ¥156.5 billion), a decline of ¥116.2 billion from ¥242.2 billion (Mitsui and its domestic subsidiaries : a loss of ¥9.4 billion, Foreign subsidiaries : an income of ¥251.6

(*1)	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the year ended March 31, 2010. Accordingly, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” is changed to “Equity in Earnings of Associated Companies—Net.” Amounts for the corresponding previous year have been reclassified to conform to the current year presentation.

billion) for the year ended March 31, 2009. Due to this decline, corresponding income taxes also declined. Income from continuing operations before income taxes and equity in earnings of Mitsui and its domestic subsidiaries for the years ended March 31, 2010 and 2009 declined significantly compared to the previous years’ level and became negative. This is because income from continuing operations before income taxes and equity in earnings from domestic businesses affected by economic downturn, including those of Mitsui which also recorded a large amount of impairment losses on assets such as listed securities, declined considerably.

•	A reversal of deferred tax liabilities related to dividends received from associated companies amounted to approximately ¥25.0 billion(*2) for the year ended March 31, 2010.

The effective tax rate on “income from continuing operations before income taxes and equity in earnings” for the year ended March 31, 2010 was 70.8%, an increase of 7.1 percentage points from 63.7% for the year ended March 31, 2009.

•

Ratio of tax effect on equity in earnings of associated companies against “income from continuing operations before income taxes and equity in earnings” for the year ended March 31, 2010 was 33.6%, an increase of 18.8 percentage points from 14.8% for the year ended March 31, 2009.

•	Effect of setting up of valuation allowances for deferred tax assets for the year ended March 31, 2010 was 17.4%, an increase of 0.1 percentage points from 17.3% for the year ended March 31, 2009.

•

Effect of taxation on dividends for the year ended March 31, 2010 was negative 26.3%, an improvement of 19.5 percentage points from negative 6.8% for the year ended March 31, 2009 due mainly to the above mentioned reversal of deferred tax liabilities.

Comparison between the years ended March 31, 2009 and 2008

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

The increase in the valuation allowance include a ¥20.8 billion valuation allowance recorded at Mitsui based on new tax laws which was applied starting from the fiscal year ended March 31, 2010. The new tax laws allow tax payers to deduct 95% of dividend received income from foreign subsidiaries, which are 25% or more owned foreign investees in this context, and therefore, Mitsui’s future taxable incomes after the year ended March 31, 2010 were expected to be reduced. Also from the year ended March 31, 2010, Mitsui and its 100% domestic subsidiaries started to file a consolidated tax return as a group. Under the circumstances, we forecasted the future taxable incomes of the consolidated tax group as well as of Mitsui stand alone basis, and evaluated the realizability of the deferred tax assets. As a result of the analysis, we recognized the valuation allowance of ¥20.8 billion since we determined that a recovery of a part of deferred tax assets is highly unlikely. For further information, see Note 20, “INCOME TAXES.”

(*2)	We record deferred tax liabilities of 41%, which is the effective tax rate in Japan, on undistributed retained earnings of associated companies based on the assumption that we would sell investments in associated companies in the future. At the time of distribution of profit from associated companies, we reverse the deferred tax liabilities while recording a tax expense on the dividends received in accordance with Japanese tax law. Since a major portion of dividends received is now treated as non-taxable under Japanese tax law, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities, and the balance is credited to tax expenses.

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

As of March 31, 2010, the earliest tax years that remain subject to examination by major tax jurisdictions in which the companies operate are the year ended March 31, 2004 for Japan; the year ended March 31, 2007 for the United States; and the year ended March 31, 2006 for Australia.

Equity in Earnings of Associated Companies—Net

Comparison between the years ended March 31, 2010 and 2009

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥131.5 billion, an increase of ¥10.8 billion, or 8.9%, from ¥120.7 billion for the year ended March 31, 2009(*1) as a result of the following (See “Operating Results by Operating Segment” for detailed discussion.):

•

Declines of ¥39.5 billion at Valepar S.A. reflecting a reduction in earnings at its investee, Vale S.A. (“Vale”), mainly due to a sharp drop in nickel and copper prices and declines in prices and shipments of iron ore, and of ¥17.4 billion at Robe River Mining Company (Australia), an investment vehicle company for our Australian iron ore mining business, reflecting a decline in iron ore prices, were recorded. Among the oil & gas businesses, Japan Australia LNG (MIMI) Pty. Ltd. (Australia) reported a decline in earnings due to a fall in oil prices. On the other hand, JA Mitsui Leasing, Ltd.(Japan) reported an increase of ¥14.0 billion due to a decrease in provisions for doubtful receivables. Ventura Foods, LLC (United States), an edible oil and foods company, reported an increase of ¥5.2 billion reflecting lower ingredient oil costs.

•

In the year ended March 31, 2010, reflecting an other-than-temporary decline in the investment value of SUMIC Nickel Netherlands B.V. (Netherlands), an investment in nickel business in New Caledonia, an

(*1) See note (*1) in the “Income Taxes” section above.

impairment loss of ¥8.3 billion was recorded. Due to a decline in share prices, a ¥7.9 billion impairment loss on investment in Nihon Unisys, Ltd. (Japan) and a ¥7.3 billion impairment loss on investment in Moshi Moshi Hotline, Inc. (Japan) were also recorded. In the year ended March 31, 2009, a decline in earnings was recorded due to impairment losses of approximately ¥68.0 billion in total, including a loss of ¥30.7 billion for Sims Metal Management Limited and a loss of ¥10.5 billion for Penske Automotive Group, Inc. reflecting other-than-temporary declines in the share prices of the listed associated companies.

•

Overseas power production businesses reported an increase of ¥11.2 billion in earnings due mainly to mark-to-market valuation gains on long-term power derivative contracts and improvement of UK power producing operation rates.

Comparison between the years ended March 31, 2009 and 2008

Equity in earnings of associated companies—net for the year ended March 31, 2009 was ¥120.7 billion, a decline of ¥92.6 billion, or 43.4%, from ¥213.3 billion for the year ended March 31, 2008 as a result of the followings (See “Operating Results by Operating Segment” for detailed discussion.):

•	An increase of ¥18.1 billion at Robe River Mining Company reflecting an increase in iron ore prices.

•

A decline in earnings at Compania Minera Dona Ines de Collahuasi SCM (Chile) of ¥9.7 billion due to the drop in copper prices, an increase in production cost and the depreciation of the U.S. dollar against the Japanese Yen.

•

A decline at Valepar S.A.(*1) of ¥8.3 billion reflecting a reduction in earnings at its investee, Companhia Vale do Rio Doce (“Vale”), mainly due to a sharp drop in nickel prices as well as appreciation of the Brazilian Real against the U.S. Dollar partially offset by an increase in iron ore prices.

•

A decline in earnings due to impairment losses of approximately ¥68.0 billion including a loss of ¥30.7 billion for Sims Metal Management Limited and a loss of ¥10.5 billion for Penske Automotive Group, Inc., reflecting other-than-temporary declines in share prices of these listed associated companies.

•

Overseas power producing businesses such as IPM Eagle LLP (United Kingdom) reported an increase of ¥10.1 billion due to a reversal effect that Australian power producing operation recorded mark-to-market evaluation losses on power swap contracts for the corresponding previous year(*2).

•	An increase in earnings at Japan Australia LNG (MIMI) PTY. Ltd. reflecting an increase in oil prices as well as a higher price of condensate sold to Mittwell Resources Pty. Ltd.

Income (Loss) from Discontinued Operations—Net (After Income Tax Effect)

Comparison between the years ended March 31, 2010 and 2009

Income (loss) from discontinued operations—net (after income tax effect) for the year ended March 31, 2010 was a loss of ¥0.8 billion, a decline of ¥4.8 billion from an income of ¥4.0 billion for the year ended March 31, 2009. The primary component of discontinued operations for the year ended March 31, 2010 was the entire oil and gas interest in the Gulf of Mexico divested by MitEnergy Upsteam LLC (United States). Income

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

(loss) from discontinued operations of MitEnergy Upstream LLC was a loss of ¥1.0 billion for the year ended March 31, 2010 and an income of ¥4.3 billion for the year ended March 31, 2009.

Comparison between the years ended March 31, 2009 and 2008

Income from discontinued operations—net (after income tax effect) for the year ended March 31, 2009 was ¥4.0 billion, a decline of ¥73.2 billion, or 94.8%, from ¥77.2 billion for the year ended March 31, 2008. Major discontinued operations for the year ended March 31, 2008 were a gain of ¥55.2 billion on the sale of our whole stake in Sesa Goa Limited (India) of the Mineral & Metal Resources Segment, a gain of ¥9.6 billion on the sale of our entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. of the Energy Segment, and a gain of ¥4.4 billion on the sale of leased aircraft held by Tombo Aviation, Inc. of the Machinery & Infrastructure Projects Segment.

For additional information about our discontinued operations, see Note 4, “DISCONTINUED OPERATIONS.”

Net Income attributable to Noncontrolling interests

Comparison between the years ended March 31, 2010 and 2009

Net income attributable to noncontrolling interests for the year ended March 31, 2010 was ¥17.8 billion, a decline of ¥17.3 billion, or 49.3%, from ¥35.1 billion for the corresponding previous year. Mitsui Oil Exploration Co., Ltd. (with a noncontrolling interest of 29.7%) reported a decline in net income attributable to noncontrolling interests due to a decline in net income before attribution of noncontrolling interests. The decline at Mitsui Oil Exploration Co., Ltd. included third party share of exploration expenses posted in other expenses—net.

Comparison between the years ended March 31, 2009 and 2008

Net income attributable to noncontrolling interests for the year ended March 31, 2009 was ¥35.1 billion, a decline of ¥14.6 billion, or 29.4%, from ¥49.7 billion for the year ended March 31, 2008. Mitsui Oil Exploration Co., Ltd. (with a noncontrolling interest of 46.5%), Japan Collahuasi Resources B.V. (Netherlands) (with a noncontrolling interest of 38.1%) and Mitsui E&P Mozambique Area 1 (Republic of Mozambique) (with a noncontrolling interest of 74.4%) reported declines in minority interests in earnings of subsidiaries while Novus International Inc. (with a noncontrolling interest of 35.0%) reported an increase.

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

Based on the reorganization effective April 1, 2008, the following subsidiaries previously included in the Machinery & Infrastructure Projects and the Chemical Segments were transferred to the Americas Segment. The operating segment information for the year ended March 31, 2008 has been restated to conform to the current year presentation.

From the Machinery & Infrastructure Projects Segment:

Mitsui Automotoriz S.A. (Peru), Road Machinery LLC (United States), Ellison Technologies Inc. (United States)

From the Chemical Segment:

Novus International, Inc.(*1), Fertilizantes Mitsui S.A. Industria e Comercio

Also Mitsui & Co. Financial Services (Australia) Pty Ltd was previously included in the Asia Pacific Segment, but was transferred to the All Other Segment in the year ended March 31, 2010. The operating segment information for the years ended March 31, 2009 and 2008 has been restated to conform to the current year presentation.

Our operating segment information for gross profit, operating income (loss), equity in earnings (losses) of associated companies and net income (loss) for the years ended March 31, 2010, 2009 and 2008 is as follows:

Operating Segment Information

Gross Profit

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Iron & Steel Products	¥34.0	¥52.2	¥61.3	¥(18.2)	¥(9.1)
Mineral & Metal Resources	72.5	119.2	95.8	(46.7)	23.4
Machinery & Infrastructure Projects	90.6	106.3	119.7	(15.7)	(13.4)
Chemical	65.7	80.0	100.2	(14.3)	(20.2)
Energy	155.0	272.0	219.3	(117.0)	52.7
Foods & Retail	83.6	82.4	81.2	1.2	1.2
Consumer Service & IT	52.0	73.7	116.7	(21.7)	(43.0)
Logistics & Financial Markets	31.3	62.1	55.1	(30.8)	7.0
Americas	73.1	116.0	78.5	(42.9)	37.5
Europe, the Middle East and Africa	16.7	22.2	26.8	(5.5)	(4.6)
Asia Pacific	27.9	26.6	33.1	1.3	(6.5)

Total	702.4	1,012.7	987.7	(310.3)	25.0

All Other	0.5	2.9	5.5	(2.4)	(2.6)
Adjustments and Eliminations	(0.9)	(16.3)	(12.6)	15.4	(3.7)

Consolidated Total	¥702.0	¥999.3	¥980.6	¥(297.3)	¥18.7

(*1)	Novus International, Inc. was transferred in the 4th quarter of the fiscal year ended March 31, 2008.

Operating Income (Loss)

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Iron & Steel Products	¥1.2	¥17.4	¥25.6	¥(16.2)	¥(8.2)
Mineral & Metal Resources	56.8	104.5	79.0	(47.7)	25.5
Machinery & Infrastructure Projects	10.7	16.0	30.1	(5.3)	(14.1)
Chemical	14.9	24.2	42.8	(9.3)	(18.6)
Energy	98.5	214.1	172.5	(115.6)	41.6
Foods & Retail	20.4	19.0	16.6	1.4	2.4
Consumer Service & IT	(8.8)	(12.8)	19.0	4.0	(31.8)
Logistics & Financial Markets	1.5	23.8	20.9	(22.3)	2.9
Americas	5.4	39.0	7.3	(33.6)	31.7
Europe, the Middle East and Africa	(4.0)	(1.9)	1.8	(2.1)	(3.7)
Asia Pacific	2.9	(1.5)	7.7	4.4	(9.2)

Total	199.5	441.8	423.3	(242.3)	18.5

All Other	(4.5)	(3.0)	(1.4)	(1.5)	(1.6)
Adjustments and Eliminations	(50.5)	(56.3)	(50.7)	5.8	(5.6)

Consolidated Total	¥144.5	¥382.5	¥371.2	¥(238.0)	¥11.3

Operating Income (Loss)

Operating income (loss) is included as a measure of reviewing the performance of each segment. Operating income (loss) reflects our (a) gross profit, (b) selling, general and administrative expenses and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.

Equity in Earnings (Losses) of Associated Companies—Net

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Iron & Steel Products	¥4.5	¥(2.6)	¥7.6	¥7.1	¥(10.2)
Mineral & Metal Resources	35.3	72.3	107.5	(37.0)	(35.2)
Machinery & Infrastructure Projects	38.3	21.4	26.0	16.9	(4.6)
Chemical	2.7	3.2	9.8	(0.5)	(6.6)
Energy	35.3	45.8	38.5	(10.5)	7.3
Foods & Retail	7.8	(5.9)	5.2	13.7	(11.1)
Consumer Service & IT	(6.2)	3.6	12.3	(9.8)	(8.7)
Logistics & Financial Markets	5.1	(16.6)	(3.0)	21.7	(13.6)
Americas	3.4	(3.2)	7.7	6.6	(10.9)
Europe, the Middle East and Africa	1.2	0.6	0.5	0.6	0.1
Asia Pacific	3.8	1.7	1.9	2.1	(0.2)

Total	131.2	120.3	214.0	10.9	(93.7)

All Other	0.0	0.1	0.1	(0.1)	0.0
Adjustments and Eliminations	0.3	0.3	(0.8)	0.0	1.1

Consolidated Total	¥131.5	¥120.7	¥213.3	¥10.8	¥(92.6)

Net Income (Loss) attributable to Mitsui & Co., Ltd.

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Iron & Steel Products	¥3.2	¥(4.8)	¥20.2	¥8.0	¥(25.0)
Mineral & Metal Resources	62.9	90.0	177.0	(27.1)	(87.0)
Machinery & Infrastructure Projects	19.3	21.8	34.4	(2.5)	(12.6)
Chemical	11.9	(10.2)	18.3	22.1	(28.5)
Energy	83.8	153.3	124.1	(69.5)	29.2
Foods & Retail	(0.8)	1.5	10.4	(2.3)	(8.9)
Consumer Service & IT	(9.8)	(31.4)	12.0	21.6	(43.7)
Logistics & Financial Markets	(0.8)	(14.5)	7.5	13.7	(22.0)
Americas	(9.6)	(7.1)	5.0	(2.5)	(12.1)
Europe, the Middle East and Africa	(3.8)	(11.5)	5.0	7.7	(16.5)
Asia Pacific	25.7	29.9	22.1	(4.2)	7.8

Total	182.0	217.0	436.0	(35.0)	(219.3)

All Other	1.5	7.1	(6.7)	(5.6)	13.8
Adjustments and Eliminations	(33.8)	(46.5)	(19.2)	12.7	(27.0)

Consolidated Total	¥149.7	¥177.6	¥410.1	¥(27.9)	¥(232.5)

Iron & Steel Products Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥34.0	¥52.2	¥61.3	¥(18.2)	¥(9.1)
Operating Income	1.2	17.4	25.6	(16.2)	(8.2)
Equity in Earnings (Losses) of Associated Companies—Net	4.5	(2.6)	7.6	7.1	(10.2)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	3.2	(4.8)	20.2	8.0	(25.0)

Comparison between the Year Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥34.0 billion, a substantial decline of ¥18.2 billion from ¥52.2 billion for the year ended March 31, 2009.

•

Earnings in the steel pipe and heavy plate business declined sharply driven by a sharp drop in the prices of heavy steel plate, mainly for shipbuilding, as well as weak demand. Gross profit at Regency Steel Asia Pte Ltd. increased compared to the year ended March 31, 2009 due to a rebound effect of a valuation loss on inventories recorded for the year ended March 31, 2009 although both sales volume and prices declined for the year ended March 31, 2010.

•	The steel sheet business also recorded a decline in earnings. Demand has started to recover gradually with the inventory adjustment cycle coming to an end, but prices have stayed low.

•

Sluggish Japanese domestic sales of steel products, especially for the construction sector, which is triggering a decline in domestic steel product prices, resulted in a considerable decline in earnings. Gross profit at Mitsui & Co. Steel Ltd. (Japan) declined by ¥5.1 billion from the year ended March 31, 2009.

Operating income for the year ended March 31, 2010 was ¥1.2 billion, a decline of ¥16.2 billion from ¥17.4 billion for the year ended March 31, 2009, reflecting the decrease in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥4.5 billion, an increase of ¥7.1 billion from a loss of ¥2.6 billion for the year ended March 31, 2009. This increase is mainly attributable to a rebound effect of an impairment loss of ¥5.8 billion on the listed shares in Nippon Steel Trading Co., Ltd recorded in the year ended March 31, 2009.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥3.2 billion, an increase of ¥8.0 billion from a net loss of ¥4.8 billion for the year ended March 31, 2009. Other than the above-mentioned factors, this segment recorded impairment losses of ¥13.3 billion on listed securities, including a ¥9.6 billion impairment loss on shares of Nippon Steel Corporation for the year ended March 31, 2009.

Comparison between the Year Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥52.2 billion, a decline of ¥9.1 billion from ¥61.3 billion for the year ended March 31, 2008. The domestic steel products business which enjoyed a steady growth up to the first half of the year ended March 31, 2009 but faced a drastic change in the environment following the sharp escalation of financial stress and the decline in global economy. The rapid demand destruction resulted in lower sales volume and a sharp drop in prices of all steel products in the second half of the year ended March 31, 2009. Except for demand of steel tubular products for oil field applications, which was softened by destocking, foreign trading transactions of various products such as steel sheets and plates for automobiles and shipbuilding, steel tubular products and line pipes for oil and gas development including transactions carried out by Regency Steel Asia Pte Ltd. to Asian markets decelerated due to a sharp decline in demand for the same reasons mentioned above. As a result, Regency Steel Asia Pte Ltd. was forced to recognize a valuation loss on inventories while it recorded solid results for the first half of the year ended March 31, 2009 supported by continued favorable demand.

Operating income for the year ended March 31, 2009 was ¥17.4 billion, a decline of ¥8.2 billion from ¥25.6 billion for the year ended March 31, 2008, reflecting a decline in gross profit.

Equity in losses of associated companies—net for the year ended March 31, 2009 was ¥2.6 billion, a decline of ¥10.2 billion from earnings of ¥7.6 billion for the year ended March 31, 2008. On top of lower earnings of associated companies in general due to the economic slowdown, we recognized an impairment loss of ¥5.8 billion, reflecting a decline in the listed share price of Nippon Steel Trading Co., Ltd.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥4.8 billion, a ¥25.0 billion decline from earnings of ¥20.2 billion for the year ended March 31, 2008. In addition to the decline in operating income and equity in earnings, a decline in gains on sales of securities and recognition of impairment losses of ¥13.3 billion on listed securities, including a ¥9.6 billion impairment loss on shares of Nippon Steel Corporation, resulted in the decline in net income.

Mineral & Metal Resources Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥72.5	¥119.2	¥95.8	¥(46.7)	¥23.4
Operating Income	56.8	104.5	79.0	(47.7)	25.5
Equity in Earnings of Associated Companies—Net	35.3	72.3	107.5	(37.0)	(35.2)
Net Income attributable to Mitsui & Co., Ltd.	62.9	90.0	177.0	(27.1)	(87.0)

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥72.5 billion, a decline of ¥46.7 billion from ¥119.2 billion for the year ended March 31, 2009. The main factor contributing to the decline was the softening of prices of iron ore. Iron ore annual contract prices for the year ended March 31, 2010 declined substantially from the previous year’s level reflecting weaker demand for iron ore as a result of a decline in global steel production in the latter half of the year ended March 31, 2009 due to the global economic slowdown triggered by the financial crisis.

Settlements between an Australian iron ore supplier and its customers in Japan, Korea and Taiwan between May and June 2009 resulted in price declines of 32.9% for iron ore fines and 44.5% for iron ore lump. A Brazilian iron ore supplier subsequently settled with Japan, Korea and major European customers for fines and lump with respective price decreases of 28.2% and 44.5% between June and July 2009. Negotiation of iron ore prices under annual contracts for China, the world largest consumer of iron ore, was not settled for the year ended March 31, 2010 but the prices at same level as the prices applicable for customers other than China were used for annual contracts while spot contracts gained more share in China compared with the year ended March 31, 2009.

Consequently, declines in gross profit recorded by Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. were ¥23.2 billion and ¥7.2 billion, respectively. Furthermore, decreases in prices of steel raw materials, such as scrap metal and ferrous alloys, along with a ¥3.9 billion loss(*1) on copper derivative contracts intended to reduce exposure to fluctuating copper price movements at copper mining operations, also contributed to the decline in gross profit.

Operating income for the year ended March 31, 2010 was ¥56.8 billion, a decline of ¥47.7 billion from ¥104.5 billion for the year ended March 31, 2009, reflecting the decline in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥35.3 billion, a decline of ¥37.0 billion from ¥72.3 billion for the year ended March 31, 2009. Major factors were as follows:

•

Valepar S.A. posted earnings of ¥10.0 billion, a decline of ¥39.5 billion from ¥49.5 billion for the year ended March 31, 2009, reflecting a reduction in earnings at Vale mainly due to the decline in iron ore prices and shipped volume, a drop in nickel and copper prices and an increase in interest expense for preferred shares. As the fiscal year of Valepar S.A. commences on January 1 and ends on December 31 of each year, we recognize their profit and loss with a three month time lag.

•

Earnings at Robe River Mining Company were ¥15.0 billion, a decline of ¥17.4 billion from ¥32.4 billion for the year ended March 31, 2009, reflecting the decline in iron ore prices although sales volume increased.

•

Sims Metal Management Limited recorded a loss of ¥0.5 billion, an improvement of ¥26.8 billion from a loss of ¥27.3 billion for the year ended March 31, 2009. This improvement is mainly attributable to a rebound effect of an impairment loss of ¥30.7 billion on the listed shares in Sims Metal Management Limited recorded for the year ended March 31, 2009.

•

Compania Minera Dona Ines de Collahuasi SCM recorded earnings of ¥16.6 billion, an increase of ¥2.0 billion from ¥14.6 billion for the corresponding previous year. Revaluation gains on provisionally priced copper sales, which remain subject to final pricing, were recorded in the year ended March 31, 2010, and revaluation losses were recorded in the year ended March 31, 2009. These gains and losses were main factors to contribute to an increases of earnings(*2) although copper prices for the year ended March 31, 2010 were lower than those for the year ended March 31, 2009. Compania Minera Dona Ines de Collahuasi SCM has a different fiscal year end than that of Mitsui &Co., Ltd.

(*1)	Mitsui entered into copper derivative contracts in an attempt to ease the effect of copper price variations on Collahuasi’s equity in earnings, and the Mineral & Metal Resources Segment ended up recording a loss for the year ended March 31, 2010 due to the recovery in copper prices, which partially offset Collahuasi’s recorded profit.
(*2)	Collahuasi’s copper concentrate and cathodes sales are provisionally priced at the time of shipment and the provisional prices are finalized in contractually specified future period (generally one to four months from the shipment date) primarily based on quoted London Metal Exchange (LME) prices. The provisionally priced sales in any yearly period, which remain subject to final pricing, are revaluated at the year-end forward prices at the end of each year and final adjustments are made in the following year when final prices are fixed.

•

Reflecting an other-than-temporary decline in the investment value of SUMIC Nickel Netherlands B.V., an investment vehicle company for a nickel project in New Caledonia, this segment recorded an impairment loss of ¥8.3 billion.(*3)

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥62.9 billion, a substantial decline of ¥27.1 billion from ¥90.0 billion for the year ended March 31, 2009. In addition to the above factors, the following contributed to the earnings for the period:

•	A decline of ¥6.9 billion in interest expense, net of interest income, was posted mainly due to an increase in interest income for preferred shares of Valepar S.A. by ¥7.1 billion.

•

Other expenses—net included a foreign exchange profit of ¥6.8 billion related to borrowings denominated in U.S. dollars at Mitsui Raw Material Development Pty. Limited as well as foreign exchange losses of ¥3.0 billion at Mitsui Iron Ore Development Pty. Ltd. and Mitsui Itochu Iron Pty. Ltd. A foreign exchange loss of ¥3.6 billion was recorded at Mitsui Raw Materials Development Pty. Limited for the year ended March 31, 2009.

•

Reversal of deferred tax liabilities accounted for approximately ¥12.0 billion in the undistributed retained earnings of associated companies, including Valepar S.A. and Robe River Mining Company, was recorded at the time of distribution of profit from associated companies for the year ended March 31, 2010.

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

(*3)	In April 2005, this segment, jointly with Sumitomo Metal Mining Co., Ltd., concluded an agreement for participation in this nickel project, which had been developed by former Inco Limited (currently “Vale Limited”). Total project cost increased from the original plan of US$2.1 billion to US$4.3 billion due to a run-up in material and equipment costs and a capital cost increase attributable to change of plant design. The beginning of commercial production also delayed from the original target, which was expected to be the end of 2007, and it is still in commissioning. Under such situation, we recorded the impairment loss equivalent to the balance between the carrying value and the fair value, reflecting an other-than-temporary decline in the investment value in consideration of the fair value decline below the carrying value and an increased uncertainty regarding the recoverability of the fair value due to the commercial production delay. The fair value was calculated by using discount cash flow method based on a business plan prepared by Vale Inco Nouvelle-Caledonie S.A.S. (Shareholding ratio : Vale Limited 74%, Sumitomo Metal Mining Co., Ltd. 11% and Mitsui & Co., Ltd. 10% through SUMIC Nickel Netherlands B.V., the provincial governments of New Caledonia 5%), operating company of the project.

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

Equity in earnings of associated companies—net for the year ended March 31, 2009 was ¥72.3 billion, a decline of ¥35.2 billion from ¥107.5 billion for the year ended March 31, 2008. Major factors were as follows:

•	Earnings at Robe River Mining Company were ¥32.4 billion, an increase of ¥18.1 billion from ¥14.3 billion for the year ended March 31, 2008, reflecting the increase in iron ore prices.

•

Compania Minera Dona Ines de Collahuasi SCM, a Chilean copper mining company, recorded earnings of ¥14.6 billion, a decline of ¥9.7 billion from ¥24.3 billion for the year ended March 31, 2008 due to an increase in production costs and the depreciation of the U.S.Dollar against the Japanese Yen.

•

Valepar S.A. posted earnings of ¥49.5 billion, a decline of ¥8,3 billion from ¥57.8 billion for the year ended March 31, 2008, reflecting a reduction in earnings at, its investee, Vale, mainly due to a drop in nickel prices as well as the depreciation of the Brazilian Real against the Japanese Yen.

•	Reflecting a decline in the listed share price of Sims Metal Management Limited, we recognized an impairment loss of ¥30.7 billion.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥90.0 billion, a decline of ¥87.0 billion from ¥177.0 billion for the year ended March 31, 2008. In addition to the factors mentioned above there are the following factors:

•

Other expense-net was a loss of ¥0.4 billion, a decline of ¥4.8 billion from a profit of ¥4.4 billion for the year ended March 31, 2008, as a result of a foreign exchange translation loss of ¥3.6 billion related to a borrowing denominated in U.S. Dollars at Mitsui Raw Material Development Pty. Limited. In addition, this segment recorded a loss of ¥3.0 billion on write-down of securities including an impairment loss on shares of JFE Holdings, Inc.

•

Increase in operating income and equity in earnings were offset by a significant reversal effect from gains of ¥93.9 billion on the sale of our whole stake in Sesa Goa Limited(*) and of ¥12.4 billion on the sale of shares in EBM, a Brazilian iron ore company for the year ended March 31, 2008.

(*)	In the consolidated statements of income, net income of Sesa Goa for the year ended March 31, 2008 is presented as income from discontinued operations—net (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of Sesa Goa have been included in and presented as continuing operation.

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for Iron Ore, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

Annual contract price systems were used as a standard pricing regime for a long time. Iron ore suppliers including our joint venture businesses in Australia with major overseas mineral resources companies and a Brazilian mining company, in which we have an investment, were used to supply iron ore to various clients in the world including Japanese and Chinese steel manufacturers based on such annual contracts where sales prices were reviewed and renegotiated each fiscal year. (Unit prices for iron ore from each mine in production also reflect the difference of respective grades and types.)

Before the financial crisis in Fall of 2008, prices continued to run up driven by increased demands especially in China as well as tightened supplies from Australia and Brazil due to their limited production capacities. Annual prices for the year ended March 31, 2009 rose sharply, resulting in 65-96.5% price increases depending on the grades and types over the annual prices for the year ended March 31, 2008. Nevertheless, economic slowdown triggered by the financial crisis in September 2008 changed the situation drastically. Crude steel production in the world, even in China, which is the world largest crude steel producing country, rapidly declined, and as a result, iron ore producers were forced to adjust their productions as well as shipments in response to the decreased demand.

Reflecting such imbalance between supply and demand, Australian iron ore producers settled iron ore contracts for the year ended March 31, 2010 with major iron ore consumers in Asian countries such as Japan, Korea and Taiwan with price reductions of 32.9% for fine ore and 44.5% for lump ore from the prices for the year ended March 31, 2009. Subsequently, a major Brazilian iron ore producer also concluded negotiations with Japanese, Korean and European iron ore consumers with price reductions of 28.2% for fine ore, 44.5% for lump ore from the prices for the year ended March 31, 2009. Negotiation of iron ore prices under annual contracts for China, the world largest consumer of iron ore, was not settled for the year ended March 31, 2010 but the prices at same level as the prices applicable for customers other than China were used for annual contracts while spot contracts gained more share in China compared with the year ended March 31, 2009.

A structural change in iron ore pricing has been seen recently from annual contract pricing to more diversified pricing methods linked to sport prices including quarterly pricing based on spot prices due to an increase in transaction volume under spot price contracts.

Crude steel production of China, which once decelerated due to the economic downturn, showed a recovery after March 2009, and as a result, the crude steel production in 2009 increased by 14% compared to the previous year to 570 million tons. Entering the year 2010, the crude steel production remains at high level. In the developed countries crude steel productions stayed stagnated during the first half of 2009 due to the recession triggered by the financial crisis but started to pick up gradually in the second half. In response to the increased demand, sport price (Fe62% CFR China) went up to nearly U.S.$160/ton from about U.S.$60/ton during the year ended March 31, 2010. Subsequently, the spot price reached U.S.$182/ton, its peak, in April 2010, and then declined to U.S.$141/ton as of August 6, 2010.

Fluctuations in iron ore prices directly affect revenues from the equity-based production at our iron ore subsidiaries and associated companies. For the year ending March 31, 2011, we estimate that the impact on net income from a change of U.S.$1 per ton in iron ore price would be approximately ¥2.1 billion.

For the year ended March 31, 2010, the equity-based shipments of our overseas subsidiaries and associated companies amounted to approximately 42 million tons of iron ore. The above-mentioned effect is calculated based on the assumptions of an estimated increase in production in line with our holdings after the year ended March 31, 2010, and a specific range of foreign exchange rates for the Japanese yen, U.S. dollar, Australian dollar and Brazilian real.

In natural resource producing countries such as Australia and Brazil, there is a general trend toward currency appreciation in line with the growing export of those products, resulting in a negative impact on the revenues of our overseas subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

Due to the contraction of activity and trade provoked by the dramatic escalation of the financial crisis, the demand for iron ore temporarily decreased. However, demand in developing countries especially China recovered quickly, and even started to grow steadily. In the mid- and long-term, it is expected that steel products demand in developing countries remains strong and even expands. In order to respond to such increasing demand, major iron ore producers intend to continue investing to expand their production capacity. As of March 31, 2010, noteworthy developments in iron ore projects in which we hold stakes are as follows: (Unless otherwise noted, production amounts represent a 100% basis.)

•

Our iron ore mining joint ventures led by the BHP Billiton group have an expansion plan to increase annual production capacity from 129 million tons to 155 million tons and to start production in 2010. Joint venture members approved expansion plan in November 2009 involving the expansion of railway and ports in parallel with the current construction, with the aim being to increase annual production capacity to 205 million tons by latter half of 2011. In January 2010, the joint venture members approved a pre sanction funding for early procurement of long lead time items and detailed engineering for further expansion and rail track duplication works. This decision is aimed at implementing a part of plan under which the expansion of the port, the rail track, and an existing mine (BHP Billiton holds a 100% share), is expected to increase installed capacity to 240 million tons during 2013.

•

In the iron ore mining joint venture led by Rio Tinto group, the joint venture members agreed in August 2008 to approve capital investment representing pre-approval of expenditures for material and equipment with an aim to increase annual capacity to 180 million from 80 million . Furthermore, the joint venture decided to develop the Mesa A / Warramboo mine in the Pilbara region of Western Australia, which has a full scale capacity of 25 million tons per annum. The new mine made the first commercial shipment in March 2010. With this addition, total production of Robe Valley pisolite ore is maintained at 32 million tons per annum.

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

Machinery & Infrastructure Projects Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥90.6	¥106.3	¥119.7	¥(15.7)	¥(13.4)
Operating Income	10.7	16.0	30.1	(5.3)	(14.1)
Equity in Earnings of Associated Companies—Net	38.3	21.4	26.0	16.9	(4.6)
Net Income attributable to Mitsui & Co., Ltd.	19.3	21.8	34.4	(2.5)	(12.6)

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥90.6 billion, a decline of ¥15.7 billion from ¥106.3 billion for the year ended March 31, 2009.

•	Although Atlatec Holdings, S.A. de C.V. (Mexico), a water and wastewater treatment engineering, and construction company, showed solid performance, the Infrastructure Projects Business Unit reported a decline of ¥3.6 billion in gross profit. In addition to weaker operations caused by lower demand at rolling stock leasing subsidiaries in the United States and Europe, overseas plant business overall remained subdued.

•

Although the motorcycle retail finance company P.T. Bussan Auto Finance (Indonesia) continued to show solid performance, the Motor Vehicles Business Unit reported a decline of ¥9.0 billion in gross profit. In addition to the restructuring of automotive business operations in Europe, import and sales transactions at automotive-related and construction machinery-related subsidiaries in the Americas and Europe as well as export transactions at Mitsui remained subdued due to the continued sluggish demand.

•

The Marine & Aerospace Business Unit reported a decline of ¥3.1 billion in gross profit. Demand for bulk freighters rebounded slightly but remained far below pre-crisis levels and difficult market conditions compared to the year ended March 31, 2009 affected operation and chartering of vessels and the trading of used vessels.

Operating income for the year ended March 31, 2010 was ¥10.7 billion, a decline of ¥5.3 billion from ¥16.0 billion for the year ended March 31, 2009. The decline in gross profit was partly offset by a decline in selling, general and administrative expenses in the Motor Vehicles and the Infrastructure Projects business units.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥38.3 billion, an increase of ¥16.9 billion from ¥21.4 billion for the year ended March 31, 2009.

•

Overseas power producers, such as IPM (UK) Power Holdings Limited (Gibraltar), IPM Eagle LLP and P.T. Paiton Energy (Indonesia), reported equity in earnings of ¥27.7 billion in total, an increase of ¥10.7 billion from ¥17.0 billion for the year ended March 31, 2009. In addition to the improvement of UK power producing operation rates, UK and Australian power production operations recorded a ¥7.5 billion mark-to-market valuation gain on long-term power derivative contracts that were entered into as an economic hedge, an increase of ¥7.0 billion from ¥0.5 billion for the year ended March 31, 2009.

•

The Motor Vehicles Business Unit reported an increase of ¥10.8 billion compared to the year ended March 31, 2009 due to a loss related to write-down of securities, including a ¥8.4 billion (this segment’s portion) impairment loss on shares in Penske Automotive Group, Inc. and a ¥2.1 billion impairment loss on shares in ASAHI TECH CORPORATION recorded for the year ended March 31, 2009.

•

The Marine & Aerospace Business Unit reported a decline of ¥7.9 billion compared to the year ended March 31, 2009. The main cause of the decline was an impairment loss of ¥3.9 billion on its holdings of an associated company chartering LNG vessels due to a depressed market. In addition, there was a reversal due to a gain on sales of used vessels recorded in the year ended March 31, 2009.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥19.3 billion, a decline of ¥2.5 billion from ¥21.8 billion for the year ended March 31, 2009. In addition to the above-mentioned factors, there were the following factors:

•	The Marine & Aerospace Business Unit recorded a loss of ¥ 20.0 billion on write-downs of its entire investment in the preferred shares of Japan Airlines Corporation.(*1)

•

In the year ended March 31, 2009, the Motor Vehicles Business Unit recorded a ¥8.2 billion impairment loss on shares in Yamaha Motor Co., Ltd. The Business Unit also posted a positive tax effect of ¥6.9 billion in income taxes, which included not only tax effect on the impairment loss of ¥8.2 billion on shares in Yamaha Motor Co., Ltd. in the then-current year but also a reversal of valuation allowance set for deferred tax asset for the impairment loss of ¥8.6 billion on the same securities in the year ended March 31, 2008.

•

A prolonged downturn in railway freight transport in Europe caused impairment losses on intangible assets and goodwill of ¥2.9 billion and ¥3.1 billion, respectively, at Mitsui Rail Capital Europe B.V.(*2)

•	This segment recorded a reversal of deferred tax liabilities on undistributed earnings of associated companies amounting to approximately ¥5.0 billion when those earnings were distributed to Mitsui.

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

•	Despite the financial turmoil and the sluggish freight market, the Marine & Aerospace Business Unit showed relatively stable performance through marketing commercial vessels, trading in used vessels,

(*1)	In January 2010, Japan Airlines Corporation filed, jointly with major financial institutions, an application to the Enterprise Turnaround Initiative Corporation of Japan (“ETIC”) for support for its restructuring and received the decision to provide support from ETIC. At the same time, Japan Airlines Corporations filed the petitions for commencement of corporate reorganization proceedings with the Tokyo District Court (the “Court”). The Court entered an order commencing the proceedings. According to the business revitalization plan submitted to ETIC, which may be revised or amended by the business reorganization plan to be submitted later under the corporate reorganization proceedings, it is their policy that they strictly pursue shareholders’ responsibilities including a 100% capital reduction without compensation for both of ordinary shares and A-Class shares (preferred shares). Taking into consideration the said facts and circumstances, we judged that value of the investment was totally impaired, and we recorded the impairment loss for the entire investment.
(*2)	Mitsui Rail Capital Europe B.V. engages in operating leasing of locomotives in Europe. Due to the economic downturn, rail transport volume in 2009 dropped by 20% compared to the previous year, and the market has been very competitive. Based on the long-term business plan, in which we assume that rail transport volume is expected to recover moderately but to stagnate for a long time, we evaluate fair value of intangible assets including customer relationship by discounted cash flow method. As the fair value fell under the carrying value, we recorded the impairment loss equivalent to the balance between the fair value and the carrying value. Likewise, we recognized a decline in the fair value of goodwill, which was calculated by using discounted cash flow method, and recorded the impairment loss on goodwill for the balance amount.

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

Equity in earnings of associated companies—net for the year ended March 31, 2009 was ¥21.4 billion, a decline of ¥4.6 billion from ¥26.0 billion for the year ended March 31, 2008. Major factors were as follows:

•

Overseas power producing businesses such as IPM UK Power Holdings Limited, IPM Eagle LLP and P.T. Paiton Energy reported equity in earnings of ¥17.0 billion, an increase of ¥9.5 billion from equity in earnings of ¥7.5 billion for the year ended March 31, 2008. Power producing operations recorded a ¥0.5 billion mark-to-market evaluation gain related to long-term power contracts while it recorded a ¥9.8 billion mark-to-market evaluation loss on long-term swap agreement for the year ended March 31, 2008.

•

This segment recorded equity in losses of ¥8.4 billion (this segment portion) for Penske Automotive Group, Inc., ¥5.4 billion for Toyo Engineering Corporation (Japan) and ¥2.1 billion for ASAHI TECH CORPORATION, reflecting declines in the share prices. The segment also recorded a loss of ¥7.4 billion (this segment portion) for ASAHI TECH CORPORATION for the same reason in the year ended March 31, 2008.

•

Other than the above-mentioned factors, this segment recorded a profit from sales of vessels at marine business for the year ended March 31, 2009 and had a reversal effect of profit from sale of real estate in automotive related business for the year ended March 31, 2008.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥21.8 billion, a decline of ¥12.6 billion from ¥34.4 billion for the year ended March 31, 2008. In addition to the above-mentioned factors, major factors were as follows:

•

This segment recorded a loss of ¥8.2 billion on write-down of securities of Yamaha Motor Co., Ltd. The segment posted a positive tax effect of ¥6.9 billion in Income Taxes including the effect of the impairment loss of ¥8.6 billion for the year ended March 31, 2008(*1).

•	This segment recorded a gain of ¥5.5 billion(*2) on the sale of leased aircraft held by Tombo Aviation Inc. for the year ended March 31, 2008.

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the share price is other-than-temporary. Basically a 30% or more decline in fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those securities determined to have an other-than-temporary impairement, a 50% or less decline in fair value of a security is a nondeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for nondeductible impairment losses and set up valuation allowances if it is more likely than not that they are not considered recoverable.
(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of aircraft has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥4.4 billion on the sale for the year ended March 31, 2008 is presented as income from discontinued operations—net (after income tax effect).

Chemical Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥65.7	¥80.0	¥100.2	¥(14.3)	¥(20.2)
Operating Income	14.9	24.2	42.8	(9.3)	(18.6)
Equity in Earnings of Associated Companies—Net	2.7	3.2	9.8	(0.5)	(6.6)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	11.9	(10.2)	18.3	22.1	(28.5)

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥65.7 billion, a decline of ¥14.3 billion from ¥80.0 billion for the year ended March 31, 2009. The principal developments in this segment were as follows:

•

The Basic Chemicals Business Unit reported an increase of ¥2.4 billion in gross profit. While a part of trading activities for basic petrochemicals of upstream products underperformed, intermediate products such as phenol showed stable performance after October 2009 due to increases in both price and sales volume mainly in China. Shark Bay Salt Pty. Ltd. (Australia), a salt manufacturing company, recorded an increase in gross profit due to increases in both prices and sales volume.

•

The Performance Chemicals Business Unit reported a significant decline of ¥16.7 billion in gross profit. Both price and demand recovered slightly but remained far below pre-crisis levels. P.T. Kaltim Pasifik Amoniak (Indonesia), an ammonia manufacturing and marketing joint venture, recorded a decline of ¥6.8 billion in gross profit due to weak prices of ammonia compared to the year ended March 31, 2009. Dampened demand for fertilizer raw materials also resulted in a decline in earnings. In addition, electronic materials for LCD module, plastics and functional materials for the automotive and electronics industries, and plant-made detergent raw materials and surfactants contributed to the decline in gross profit due to the economic turmoil.

Operating income for the year ended March 31, 2010 was ¥14.9 billion, a decline of ¥9.3 billion from ¥24.2 billion for the year ended March 31, 2009. The decline in gross profit was partly offset with a decline in selling, general and administrative expenses.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥2.7 billion, a decline of ¥0.5 billion from ¥3.2 billion for the year ended March 31, 2009. This was mainly due to a decline of a ¥4.4 billion in earnings at International Methanol Company (Saudi Arabia), a methanol manufacturing joint venture that has a different fiscal year end, while the segment recorded an equity in loss reflecting impairments on Japanese listed shares for the year ended March 31, 2009.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥11.9 billion, an increase of ¥22.1 billion from a net loss of ¥10.2 billion for the year ended March 31, 2009. This was mainly due to an impairment loss of ¥30.0 billion on write-downs of securities, including a ¥18.0 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥4.2 billion impairment loss on shares of Ishihara Sangyo Kaisha LTD. recorded in the year ended March 31, 2009.

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

costs as well as by marketing operations closely monitoring supply demand balance under the circumstances where global demand contraction and a further deterioration in market prices have been taking place. Despite the fact that the market price of ammonia plunged sharply after last autumn, P.T. Kaltim Pasifik Amoniak, a joint venture manufacturing and marketing company of ammonia, recorded an increase in gross profit due to higher price and an increase in sales volume in the first half of the year ended March 31, 2009.

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

Equity in earnings of associated companies—net for the year ended March 31, 2009 was ¥3.2 billion, a decline of ¥6.6 billion from ¥9.8 billion for the year ended March 31, 2008. While International Methanol Company, a joint venture methanol manufacturing company, recorded almost same level of earnings as the year ended March 31, 2008, the segment recorded an equity in loss reflecting impairments of Japanese listed shares.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥10.2 billion, a decline of ¥28.5 billion from net income of ¥18.3 billion for the year ended March 31, 2008. In addition to the above-mentioned factors, this segment recorded a loss of ¥30.0 billion on the write-down of securities including an ¥18.0 billion impairment loss on shares of Mitsui Chemicals, Inc. and a ¥4.2 billion impairment loss on shares in Ishihara Sangyo Kaisha LTD.

Energy Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥155.0	¥272.0	¥219.3	¥(117.0)	¥52.7
Operating Income	98.5	214.1	172.5	(115.6)	41.6
Equity in Earnings of Associated Companies—Net	35.3	45.8	38.5	(10.5)	7.3
Net Income attributable to Mitsui & Co., Ltd.	83.8	153.3	124.1	(69.5)	29.2
Comparison between the Years Ended March 31, 2010 and 2009

Anticipating that global demand for oil would pick up with the global economy showing signs of recovery and a gradual resurgence of speculative fund flows into energy markets due to stabilizing financial markets and various policy measures, oil prices (WTI) recovered to US$80 per barrel in October 2009, rebounding from US$36 per barrel in February 2009, and thereafter traded robustly. Accordingly, Japan Crude Cocktail (JCC) rebounded from US$47.42 per barrel in April 2009 to US$76.43 per barrel in March 2010.

Trend of Japan Crude Cocktail (“JCC”), which is average CIF price of oil imported to Japan, is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to six-month time lag. Considering these time lags, Mitsui periodically calculates the weighted average JCC price applied to the operating results of those oil and gas producing subsidiaries and associated companies for internal review purposes. Such weighted average JCC prices for the year ended March 31, 2010 and 2009 were US$62 per barrel and US$101 per barrel, respectively.

Gross profit for the year ended March 31, 2010 was ¥155.0 billion, a decline of ¥117.0 billion from ¥272.0 billion for the year ended March 31, 2009 primarily due to the following:

•

Due to declines in oil prices and production, Mitsui E&P Australia Pty Limited, Mitsui Oil Exploration Co., Ltd. and MitEnergy Upstream LLC(*1) reported declines of ¥33.0 billion, ¥27.8 billion and ¥12.8 billion, respectively. Due to a decline in oil prices, Mitsui E&P Middle East B.V. reported a decline of ¥21.0 billion.

•

The price for typical Australian premium hard coking coal for the year ended March 31, 2010 was quoted as US$128 per ton FOB, which is approximately 60% lower than the price for the year ended March 31, 2009. At the same time thermal coal prices declined by around 40%. For the year ended March 31, 2010, gross profit at Mitsui Coal Holdings Pty. Ltd. declined by ¥20.8 billion, reflecting lower coal prices. Meantime, coal production for the year ended March 31, 2010 slightly increased compared to the year ended March 31, 2009.

•

Mitsui Marubeni Liquefied Gas Co., Ltd. recorded an increase of ¥6.3 billion in gross profit while a valuation loss on inventories, resulting from a decline in market prices, was recognized in the year ended March 31, 2009.

Operating income for the year ended March 31, 2010 was ¥98.5 billion, a decline of ¥115.6 billion from ¥214.1 billion for the year ended March 31, 2009.

Equity in earnings of associated companies—net for the year ended March 31, 2010 was ¥35.3 billion, a decline of ¥10.5 billion from ¥45.8 billion for the previous year. A decline at Japan Australia LNG (MIMI) PTY. Ltd. was due to a net effect of lower LNG prices linked to oil prices which more than offset higher production volumes resulting from the completion of an expansion project in September 2008.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥83.8 billion, a decline of ¥69.5 billion from ¥153.3 billion for the year ended March 31, 2009. In addition to the above-mentioned developments, there were also the following factors:

•	Interest expenses decreased by ¥5.5 billion, due mainly to lower US interest rates applied for funding for the Sakhalin II project.

•	Dividends from LNG projects in Abu Dhabi, Qatar, Oman and Equatorial Guinea were ¥22.0 billion, a decline of ¥26.9 billion from the year ended March 31, 2009.

•

Gain on sales of securities increased by ¥1.8 billion compared to the year ended March 31, 2009. This segment recorded a gain on sale of its holdings in United Petroleum Development Co., Ltd. in the year ended March 31, 2010 while it recorded a gain of ¥6.7 billion on the sale of its holdings in Kyushu Oil Co., Ltd in the year ended March 31, 2009.

(*1)	In the consolidated statements of income, net income of MitEnergy Upstream LLC for the year ended March 31, 2010, 2009 and 2008 are presented as income from discontinued operations—net (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company are presented and discussed according to each line item of the consolidated statements of income.

•

This segment recorded a ¥14.6 billion impairment loss on property & equipment and mineral rights in the Vincent oil field in Australia held by Mitsui E&P Australia Pty Limited due to a decline in oil prices for the year ended March 31, 2009.

•

Other expenses-net improved by ¥9.6 billion due to increased foreign exchange profit and salvage expenses of ¥4.5 billion for the Gulf of Mexico oil production facility held by MitEnergy Upstream LLC(*1) that was destroyed by a hurricane in the year ended March 31, 2009. Major exploration expenses for the year ended March 31, 2010 were recorded at Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Australia Pty Limited of ¥10.9 billion and ¥3.5 billion, respectively, while exploration expenses were recorded at Mitsui E&P Australia Pty Limited, Mitsui Oil Exploration Co., Ltd. and Mitsui E&P Mozambique Area 1 of ¥6.3 billion, ¥3.6 billion and ¥2.7 billion, respectively, for the year ended March 31, 2009.

•

Net income attributable to noncontrolling interests decreased by ¥20.3 billion due to a decline in net income before attribution of noncontrolling interests at many subsidiaries. The principal reason was the decline in gross profit and the increase in exploration expenses at Mitsui Oil Exploration Co., Ltd.

A third-party semi-submersible drilling rig, known as the Deepwater Horizon rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced an explosion on April 20, 2010, which sank the rig and resulted in a spill of hydrocarbons from the well. Since the explosion, there has been an on-going, large-scale well-control and clean-up effort. MOEX Offshore 2007 LLC holds a 10% minority non-operating interest in the Mississippi Canyon 252 lease on which the Deepwater Horizon rig was drilling. MOEX Offshore 2007 LLC is a wholly owned subsidiary of MOEX USA Corporation, which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd., in which Mitsui holds a 69.91% equity interest.

MOEX Offshore 2007 LLC has received, and expects to continue to receive, invoices from BP Exploration and Production Inc. (“BP”) seeking reimbursement of costs incurred by BP related to BP’s response to the Deep Horizon incident. As of date of filing, the aggregate amount of costs covered by these invoices is approximately US$974 million. In light of the numerous ongoing investigations that are currently taking place to determine the facts and circumstances surrounding the incident, the numerous lawsuits that are pending and the others that are expected to be commenced against MOEX Offshore 2007 LLC and its affiliates and the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, MOEX Offshore 2007 LLC is undertaking a very careful and independent review of BP’s claims for reimbursement. For the reasons expressed above, MOEX Offshore 2007 LLC is withholding payment of the referenced invoices, pending further discussions with BP and its affiliates and the resolution of the outstanding issues referenced above.

Mitsui Oil Exploration Co., Ltd., MOEX USA Corporation, MOEX Offshore 2007 LLC and Mitsui & Co. (U.S.A.), Inc. have been named as defendants in various legal actions.

Given our indirect equity interest in a non-operating interest holder of the lease on which the Deepwater Horizon rig was drilling, and in light of the outstanding issues referenced above, we are currently unable to estimate the potential liability of MOEX Offshore 2007 LLC or its affiliates, if any, for the costs associated with the Deepwater Horizon incident in the Gulf of Mexico. Mitsui recognized the impairment losses for the amount to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized expenses relating to the well in Other expense-net for the three-month period ended June 30, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the incident will have on its future operating results, financial position or cash flows.

(*1)	In the consolidated statements of income, net income of MitEnergy Upstream LLC for the year ended March 31, 2010, 2009 and 2008 are presented as income from discontinued operations—net (after income tax effect). However, in this “Operating Results by Operating Segment”, operating results of the company are presented and discussed according to each line item of the consolidated statements of income.

Comparison between the Years Ended March 31, 2009 and 2008

JCC continued to rise from April 2007, reflecting strong demand and an influx of speculative money into the futures markets and reached US$135 per barrel in August 2008. Following the banking crisis in September 2008, the JCC plummeted to US$43 per barrel in January 2009, and ended at US$44 per barrel (preliminary figure) in March 2009, as a result of weaker demand and increased risk aversion. The JCC price trend is generally reflected in the net income of our overseas oil and gas producing subsidiaries and associated companies in this segment with a zero to 6 month time lag.

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

Gross profit for the year ended March 31, 2009 was ¥272.0 billion, an increase of ¥52.7 billion from ¥219.3 billion for the year ended March 31, 2008 primarily due to the following:

•

There were contributions of ¥14.2 billion by Mitsui E&P Australia Pty Limited due to the start-up of oil production at Tui oil field in New Zealand in July 2007 as well as higher oil prices. Likewise, due to higher oil prices MitEnergy Upstream LLC and Mitsui E&P Middle East B.V. reported increases of ¥9.5 billion and ¥5.1 billion, respectively. On the other hand, Mitsui Oil Exploration Co., Ltd. posted a decline of ¥4.2 billion, due to a drop in oil prices reflecting short period of time lag and stronger Japanese Yen against US Dollar and Thai Baht. Mittwell Energy Resources Pty., Ltd. posted a decline of ¥22.7 billion in gross profit due to decline of shipments and an increase in condensate cost as a result of the revision of the purchase price from Japan Australia LNG (MIMI) Pty. Ltd during the year ended March 31, 2009.(* 1)

•

The price for representative Australian premium hard coking coal for the year ended March 31, 2009 was quoted as US$300 per ton FOB, which was approximately three times the price for the year ended March 31, 2008. At the same time thermal coal prices doubled from the price for the prior year. For the year ended March 31, 2009, gross profit at Mitsui Coal Holdings Pty. Ltd. increased by ¥46.6 billion, reflecting higher coal price as well as an increase in sales volume. Despite the sharp decline in demand due to economic slowdown, shipments for the year ended March 31, 2009 were approximately 7.4 million tons, a slight increase from 6.8 million tons for the year ended March 31, 2008 when there were production troubles.

•

Following the merger with Marubeni Liquefied Gas Corporation in April 2008, Mitsui Marubeni Liquefied Gas Co., Ltd. reported an increase of ¥10.5 billion in gross profit due to the merger and increased sales volume.

Operating income for the year ended March 31, 2009 was ¥ 214.1 billion, an increase of ¥41.6 billion from ¥172.5 billion for the year ended March 31, 2008. An increase of ¥14.1 billion of selling, general and administrative expenses resulting from the merger with Marubeni Liquefied Gas Corporation was recorded at Mitsui Marubeni Liquefied Gas Co., Ltd.

Equity in earnings of associated companies—net for the year ended March 31, 2009 was ¥45.8 billion, an increase of ¥7.3 billion from ¥38.5 billion for the year ended March 31, 2008. Japan Australia LNG (MIMI) Pty.

(*1)	Positive impact of the increase in condensate sales price at Japan Australia LNG (MIMI) Pty. Ltd. was not reflected timely due to a three-month time lag in consolidating its earnings into our operating results, whereas negative impact of the decline in condensate sales price at Mittwell Energy Resources Pty., Ltd. was reflected with no lag. Therefore, positive impact related to condensate sales earned during January to March 2009 period was reflected in the earnings of Japan Australia LNG (MIMI) Pty. Ltd. in the year ended March 31, 2010.

Ltd. reported an increase in earnings due to higher oil prices and revised transfer price applied to sales of condensate to Mittwell Energy Resources Pty., Ltd. partially offset by foreign exchange translation effect of the depreciated Australian Dollar against the Japanese Yen and decline of oil shipment.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥153.3 billion, an increase of ¥29.2 billion from ¥124.1 billion for the year ended March 31, 2008. Besides the above-mentioned developments, there were following factors:

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

•

This segment recorded a ¥20.2 billion gain (pre-tax) on the sale of its entire oil and gas producing interests(* 2) at Wandoo Petroleum Pty. Ltd. (Mitsui’s profit share 71.7%) for the year ended March 31, 2008.

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

•

Other expense-net increased by ¥17.9 billion due mainly to exploration expenses and salvage expenses of ¥4.5 billion for the Mexican gulf oil production facility damaged seriously by a hurricane. The exploration expenses included a ¥6.3 billion expense at Mitsui E&P Australia, a ¥3.6 billion expense at Mitsui Oil Exploration Co., Ltd., a ¥2.7 billion expense at Mitsui E&P Mozambique Area1. For the year ended March 31, 2008, major exploration expenses were a ¥5.4 billion expense at Mitsui E&P Australia and a ¥2.7 billion expense at Mitsui Oil Exploration Co., Ltd.

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for oil and gas, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

A survey conducted by the International Energy Agency (May 2010) indicated that world crude oil demand in 2009 was 84.8 million barrels per day, with an estimated demand for 2010 of 86.4 million barrels per day. As of June 2010, general observations on short-term supply-demand balance of crude oil by agencies and corporations in this industry suggest that:

•

After hitting the bottom in April to June 2009, world crude oil demand is expected to recover in 2010. On the other hand, world crude oil supply also seems to increase. Accordingly supply and demand is expected to be balanced with the increase in demand offsetting the increase in supply.

•	Anticipating that global demand for oil would pick up with the global economy showing signs of recovery and a gradual resurgence of speculative fund flows into energy markets due to stabilizing

(*2)	In this “Operating Results by Operating Segment”, the gain on the sale of the entire oil and gas producing interests in Wandoo Petroleum Pty. Ltd. has been included in and presented as continuing operations. In the consolidated statement of income, the gain of ¥9.6 billion on the sale for the year ended March 31, 2008 is presented as income from discontinued operations (after income tax effect).

financial markets and various policy measures, oil prices (WTI) recovered to US$70 per barrel in June and to US$80 per barrel in October 2009, rebounding from the low US$30 per barrel range in February 2009, and thereafter traded robustly. After that although it plummeted due to the credit constraints of Dubai and Southern European countries, the prices traded nearly U.S.$81 per barrel supported by overall demand due to economic recovery as of August 6, 2010.

•

The following are the changing factors for oil price other than supply and demand issue; 1) credit crisis for Dubai and Southern Europe countries, 2) outflux of speculative money resulting from decreased ability of risk take due to the U.S. government’s considering introduction of the financial regulatory reform legislation.

Our production amount for the year ended March 31, 2010 was 55 million barrels, a decrease of 2 million barrels from the year ended March 31, 2009 (gas is converted to barrels of oil at the ratio of 5,800 cubic feet of natural gas to 1 barrel of crude oil), as presented in Table 4, Proved Reserve Quantity Information of Supplemental Information on Oil and Gas Producing Activities (Unaudited). Each of production amounts for the years ended March 31, 2010 and 2009 includes 8 million barrels and 11 million barrels for Mitsui Oil Exploration Co., Ltd.’s minority interest portion.

On April 13, 2009, a fire started in the gas compression units on the Vincent’s floating production storage and off-take facility, and was immediately extinguished. Receiving regulatory approval, production at the Vincent oil field resumed on June 16, 2009 on an interim basis without the gas compression facility. As of date of filing, the Vincent continue to produce oil with natural gas flaring while work to restore the gas compression facility is still continuing.

For the year ending March 31, 2011, a change of U.S.$1 per barrel in crude oil prices is estimated to have an effect of ¥1.5 billion on net income as a result of changes in revenues of our oil and gas related subsidiaries and associated companies. Similar to the discussion regarding iron and steel raw materials, actual results of operations are also influenced by production costs, trends in foreign exchange rates and other factors surrounding those subsidiaries and associated companies.

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

The middle- and long-term trends in supply-demand balance and prices of crude oil are subject to far greater levels of uncertainty than recent trends, and it is therefore difficult for the management to make a definitive forecast. On the other hand, with respect to LNG, we are focusing on the changes in market structure that are currently taking place, and acting accordingly as follows:

•

In the past, the market growth has been driven primarily by long-term purchase contracts by power and gas companies operating in Japan and the Far East. Expansion of incumbent projects and green field projects coming on stream will increase the volume of supply to the market, while demand, traditionally centered around the Far East, is likely to increase by growing demand from Europe, while huge markets in China and India will emerge. Therefore, globalization both in terms of supply and demand is expected to continue. In addition, as the opportunity for supply-demand adjustments in these markets increases, LNG is expected to become a more marketable commodity.

•

Shale gas, which has been increasingly developed in the United States, is not expected to develop in other areas due to restriction of water supply for fracturing and needs of the pipeline for delivery. Development of unconventional gas including shale gas will impact on supply and demand balance of natural gas in the United States, but such an impact will be limited in other areas and demand for natural gas as clean energy is expected to grow as same as LNG from mid- and long- term perspective.

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

Short- and Long-Term Outlook on Prices and Supply-Demand Balance for coal, and Our Equity Production

Short-Term Pricing and Supply-Demand Balance

As is the case with the iron ore business, coal (metallurgical coal) producing joint venture businesses in Australia in which we participate together with major foreign mineral resources companies conclude supply contracts with Japanese steel manufacturers and major clients in other countries every year. However, a structural change in metallurgical coal pricing has been seen recently from such an annual contract pricing to quarterly pricing due to an increase in transaction volume under spot price contracts, and therefore, thee are so many contract types of which sales prices are reviewed and renegotiated each fiscal year or quarterly. For the year ended March 31, 2010, the annual prices of coal have declined sharply due to reduced demand stemming from curtailment of production by steel manufacturers, especially in developed countries. (Unit prices for coal from each mine in production also reflect the difference of respective grades and types.) . Generally, metallurgical coal prices declined approximately 60% from the year ended March 31, 2009. Although world crude steel production declined in first half 2009, recovery became clear in the second half of the year supported by an expansion of Chinese economy as well as bottoming out of developed economies other than Europe. Moreover heavy rain and cyclones in Queensland, Australia in January to March 2010 had a negative impact on operations and production facilities, and supply became limited. As a result, price negotiations were settled with an increase in coal prices. Agreed prices for representative premium hard coking coal for the three month period ending June 30, 2010 increased by approximately 60% from US$128/MT for the year ended March 31, 2010.

Prices for representative thermal coal also decreased by 40% for the year ended March 31, 2009 compared to the year ended March 31, 2008, reflecting a decline in oil prices as well as decreased demand for electricity due to the economic slowdown. Entering the year ended March 31, 2010, spot prices of thermal coal picked up due to 1) recovery of world economy, 2) increases in volume imported by China and India and 3) effect of heavy snow in China and cold winter in Europe. Reflecting those factors, thermal coal prices increased by approximately 40% from US$71/MT for the year ended March 31, 2010.

We expect our annual equity coal sales volume for the year ending March 31, 2011 to be approximately 9.2 million tons, a slightly higher volume than 8.9 million tons for the prior year.

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

Middle- and Long-Term Price Outlook and Supply-Demand Balance and Trends in Our Equity Production

In order to respond to tightening supply-demand balance in mid- and long-term resulting from increased demand for metallurgical coal in line with economic growth of developing countries as well as rising demand of thermal coal for coal fired power plants especially in India, major coal producers continue investing to increase production capacity. With respect to coal mining joint ventures with the Rio Tinto group, we approved the development of the new mining area owned by Kestrel Joint Venture in Queensland, Australia. This project will extend the operation period of Kestrel Joint Venture by developing the new mining area, as the existing mining areas are expected to be exhausted in 2014. We obtained the government’s approvals in November 2008. The operation is expected to commence in 2012. The project estimates a maximum 6.5 million tons per annum coal production and 20-year operation.

Including those we are participating in, most of the coal mining projects have plans for expanding their production capacity. As there are too many uncertainties, including demand from China and other emerging countries, it is difficult for our management to draw up definitive forecasts on supply-demand balance and prices at this point in time.

Foods & Retail Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥83.6	¥82.4	¥81.2	¥1.2	¥1.2
Operating Income	20.4	19.0	16.6	1.4	2.4
Equity in Earnings (Losses) of Associated Companies—Net	7.8	(5.9)	5.2	13.7	(11.1)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(0.8)	1.5	10.4	(2.3)	(8.9)

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥83.6 billion, an increase of ¥1.2 billion from ¥82.4 billion for the year ended March 31, 2009. This segment demonstrated solid performance even with weak consumer demand and deflation.

•

As for the food resources and materials businesses, the fruit juice business reported an increase in gross profit from price increases. On the other hand, maize transactions reported a decline in gross profit due to a decline in market prices.

•	MITSUI FOODS CO., LTD. (Japan) recorded an increase of ¥0.6 billion in gross profit due to an increase of sales and improved profitability.

•

Mitsui Norin Co., Ltd. reported an increase of ¥0.9 billion in gross profit reflecting the firm performance of the household tea business, in addition to the marketing efforts and the improvement of production costs in spite of a weak food-service market for the beverage raw materials business and the wholesale tea business.

Operating income for the year ended March 31, 2010 was ¥20.4 billion, an increase of ¥1.4 billion from ¥19.0 billion for the year ended March 31, 2009.

Equity in earnings of associated companies—net for the year ended March 31, 2010 was ¥7.8 billion, an increase of ¥13.7 billion from ¥5.9 billion loss for the year ended March 31, 2009. Ventura Foods, LLC, in which this segment invested through WILSEY FOODS, INC. (United States), reported an increase of ¥5.2 billion reflecting lower ingredient oil costs. This segment recorded an impairment loss of ¥8.2 billion on shares in MIKUNI COCA-COLA BOTTLING CO., LTD. (Japan) for the year ended March 31, 2009, reflecting the sharp decline in the equity market in Japan.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥0.8 billion, a decline of ¥2.3 billion from net income of ¥1.5 billion for the year ended March 31, 2009. In addition to the above mentioned factors, this segment recorded a ¥15.1 billion impairment loss on its holdings in Seven & i Holdings Co., Ltd. reflecting a decline in the share price for the year ended March 31, 2010. A valuation allowance was set up against deferred tax assets established for the impairment of Seven & i Holdings Co., Ltd.(*1). This segment recorded a loss of ¥3.6 billion on write-down of securities, mainly listed securities, for the year ended March 31, 2009.

(*1)	Mitsui records an impairment loss on a marketable security if a decline in the share price is other-than-temporary. Basically, a decline of 30% or more in fair value of a security leads to the conclusion that the security has an other-than-temporary impairment. Among those securities determined to have an other-than-temporary impairment, a 50% or less decline in fair value of a security is a nondeductible impairment loss based on Japanese tax laws and regulations. Mitsui evaluates the realizability of the deferred tax assets for nondeductible impairment losses and sets up valuation allowances if it is more likely than not that they are not considered recoverable.

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥82.4 billion, an increase of ¥1.2 billion from ¥81.2 billion for the year ended March 31, 2008. Food raw material business demonstrated solid performance reflecting the run-up in commodity market in the first half of the year ended March 31, 2009. On the other hand, under severe business circumstances due to higher raw material and oil costs in the first half of the year ended March 31, 2009 as well as lack of consumer confidence due to economic downturn in the second half of the year ended March 31, 2009, this segment has been taking various cost reduction initiatives in the food distribution and retail operations in Japan. The major developments were as follows:

•	In the food raw material business, broiler business displayed robust performance due to increases in prices of the products in addition to steady results from soybean and wheat transactions.

•	MITSUI FOODS CO., LTD recorded an increase of ¥1.1 billion over the year ended March 31, 2008 due to improved margins gained through restructuring unprofitable businesses.

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

Equity in losses of associated companies—net for the year ended March 31, 2009 was ¥5.9 billion, a decline of ¥11.1 billion from earnings of ¥5.2 billion for the year ended March 31, 2008. This segment recognized a ¥8.2 billion impairment loss on MIKUNI COCA-COLA BOTTLING CO., LTD., reflecting the sharp decline in the equity market in Japan. In addition, overseas food business suffered and reported a decline in equity in earnings.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥1.5 billion, a decline of ¥8.9 billion from ¥10.4 billion for the year ended March 31, 2008. In addition to the above-mentioned factors, there are following factors:

•

Loss on write-down of securities for the year ended March 31, 2009 was ¥3.6 billion. For the year ended March 31, 2008, this segment recognized a ¥5.6 billion loss mainly due to the write-down of the shares of Seven & i Holdings Co., Ltd of ¥4.5 billion.

•	This segment recorded a ¥3.2 billion gain on sales of securities, mainly related to listed securities, for the year ended March 31, 2008.

•	Other expenses-net increased by ¥3.1 billion, major part of which was foreign exchange losses, over the year ended March 31, 2008.

Consumer Service & IT Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥52.0	¥73.7	¥116.7	¥(21.7)	¥(43.0)
Operating Income (Loss)	(8.8)	(12.8)	19.0	4.0	(31.8)
Equity in Earnings (Losses) of Associated Companies—Net	(6.2)	3.6	12.3	(9.8)	(8.7)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(9.8)	(31.4)	12.0	21.6	(43.4)

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥52.0 billion, a decline of ¥21.7 billion from ¥73.7 billion for the year ended March 31, 2009. The Consumer Service Business Unit recorded a decline due to a withdrawal from certain consumer goods businesses and a decline of ¥3.6 billion in the fashion business due to dampened consumer spending; while it recorded an increase of ¥5.6 billion in the real estate business due to a rebound effect of a loss of ¥6.1 billion for the year ended March 31, 2009. In the IT Business Unit, in addition to a decline of ¥16.2 billion in gross profit due to the merger of T-GAIA Corporation with MS Communications Co., Ltd., which took place in the three-month period ended December 31, 2008, the ICT-related and electronics-related businesses recorded declines of ¥4.9 billion and of ¥2.2 billion, respectively.

This segment recorded a ¥8.8 billion operating loss for the year ended March 31, 2010, an improvement of ¥4.0 billion from the operating loss of ¥12.8 billion for the year ended March 31, 2009. The reclassification of T-GAIA Corporation from subsidiary to associated company resulted in a decline of ¥11.9 billion in selling, general and administrative expenses, which partially offset the decline in gross profit. The withdrawal from certain consumer goods business also contributed to the decline in selling, general and administrative expenses.

Equity in losses of associated companies for the year ended March 31, 2010 was ¥6.2 billion, a decline of ¥9.8 billion from ¥3.6 billion earnings for the year ended March 31, 2009. This segment recorded a ¥7.9 billion impairment loss on shares in Nihon Unisys, Ltd. and a ¥7.3 billion impairment loss on shares in Moshi Moshi Hotline, Inc., reflecting the decline in share price for the year ended March 31, 2010(*1).

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥9.8 billion, an improvement of ¥21.6 billion from net loss of ¥31.4 billion for the year ended March 31, 2009. Other than the above mentioned factors, there were the following factors:

•

This segment reported a gain of ¥ 11.9 billion on the sale of a trust beneficiary right held in the Shiodome Building and a gain of ¥4.0 billion on sales of shares in T-GAIA Corporation through its share buy-back program and the merger transaction with MS Communications Co., Ltd. for the year ended March 31, 2009.

•

For the year ended March 31, 2009, this segment recorded a loss of ¥35.2 billion on write-down of securities, including an impairment loss of ¥12.0 billion on shares in Recruit Co., Ltd. and a loss of ¥9.8 billion on our equity share in office building development business in Japan as well as a loss of ¥3.1 billion on listed shares in Tokyo Broadcasting System, Inc. This segment recorded a loss of ¥3.2 billion on write-down of miscellaneous securities for the year ended March 31, 2010.

•	This segment reported an impairment loss of ¥4.1 billion on goodwill reflecting a decline in the share price of Mitsui Knowledge Industry Co., Ltd. for the year ended March 31, 2009.

•

This segment recorded a reversal of deferred tax liabilities for undistributed retained earnings of associated companies amounting to approximately ¥3.0 billion at the time of distribution of profit from associated companies for the year ended March 31, 2010.

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥73.7 billion, a decline of ¥43.0 billion from ¥116.7 billion for the year ended March 31, 2008. Consumer Service Business Unit recorded a loss of ¥6.1 billion on

(*1)	Mitsui records an impairment loss on a marketable security of an associated company if a decline in the value of the security is other-than-temporary. For example, market declines for a period of nine or more consecutive months leads to the conclusion that the security has an other-than-temporary decline. This impairment loss was recognized as the fair value decline was observed for more than nine consecutive months. For more information, see “Critical Accounting Policies and Estimates.”

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

Equity in earnings of associated companies—net for the year ended March 31, 2009 was ¥3.6 billion, a decline of ¥8.7 billion from ¥12.3 billion income for the year ended March 31, 2008. Due to a decline of IT demand and an impairment loss on fixed assets Nippon Unisys, Ltd. (Japan) reported a decline in earnings.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥31.4 billion, a decline of ¥43.4 billion from net income of ¥12.0 billion for the year ended March 31, 2008. Additional factors are as follows:

•

Reflecting the sharp drop in the Japanese equity market, this segment recorded a loss of ¥35.2 billion on write-down of securities, which includes impairment losses of listed securities including those of Tokyo Broadcasting System, Inc. of ¥3.1 billion, securities of Recruit Co., Ltd. of ¥12.0 billion( *1), and our equity share in office building development business in Japan of ¥9.8 billion(*2) for the year ended March 31, 2009. For the year ended March 31, 2008, this segment recorded a loss of ¥4.6 billion on write-down of securities, which were mainly listed on the market.

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

(*1)	Reflecting recent decline in the markets of recruiting as well as advertising in Japan, there was a concern that economic environments surrounding Recruit Co., Ltd. would be deteriorated, and consequently its operating profit would become worse than originally expected. We calculated the impairment loss based on the objective data of the economic environment surrounding the company gathered by us and its financial statements of the past fiscal years.
(*2)	We used the fair value of the office building, which was estimated based on the most recent rents of the office buildings in the surrounding areas. Taking into consideration such fair value, we calculated the share price, and recorded the impairment loss for the difference between the carrying value and the share price calculated.

Logistics & Financial Markets Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥31.3	¥62.1	¥55.1	¥(30.8)	¥7.0
Operating Income	1.5	23.8	20.9	(22.3)	2.9
Equity in Earnings (Losses) of Associated Companies—Net	5.1	(16.6)	(3.0)	21.7	(13.6)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(0.8)	(14.5)	7.5	13.7	(22.0)

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit was ¥31.3 billion, a decline of ¥30.8 billion from ¥62.1 billion for the year ended March 31, 2009. As the outlook for the global economic and financial situation improved due to economic stimulus policies across advanced and many emerging economies, commodity prices staged a comeback from lows reached earlier this year. Although world trade is beginning to pick up, it remains well below its peaks. Trading in energy derivatives also continues to face a tough environment. Profits corresponding to foreign exchange losses of ¥6.9 billion and of ¥13.6 billion related to the commodity trading business conducted by Mitsui and posted in other expenses-net were included in gross profit for the year ended March 31, 2010 and for the year ended March 31, 2009, respectively.

Operating income for the year ended March 31, 2010 was ¥1.5 billion, a decline of ¥22.3 billion from ¥23.8 billion for the year ended March 31, 2009. Improvements in selling, general and administrative expenses related to a decrease in performance-based bonuses partially offset the decline in gross profit.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥5.1 billion, a ¥21.7 billion improvement from a loss of ¥16.6 billion for the year ended March 31, 2009. JA Mitsui Leasing, Ltd. (Japan) reported an increase of ¥14.0 billion in earnings due to a decrease in provisions for doubtful receivables. This segment recorded equity in loss of ¥4.9 billion from investment in a partnership, NPF-Harmony, for the year ended March 31, 2009.

Accordingly, net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥0.8 billion, a ¥13.7 billion improvement from net loss of ¥14.5 billion for the year ended March 31, 2009. Besides the above-mentioned factors, there were also the following factors:

•	This segment reported a loss of ¥8.0 billion on write-downs of securities due to a decline in listed share prices for the year ended March 31, 2009.

•

Foreign exchange losses of ¥6.9 billion and of ¥13.6 billion related to the commodity trading business conducted by Mitsui were posted in other expense-net for the year ended March 31, 2010 and for the year ended March 31, 2009, respectively.

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥62.1 billion, an increase of ¥7.0 billion from ¥55.1 billion for the year ended March 31, 2008. The increase includes a profit corresponding to a foreign exchange loss of ¥13.6 billion related to commodity trading business conducted by Mitsui and posted in other expense-net. Despite reduction of commodity trading activities due to the intensification of financial strains in the latter half of the year ended March 31, 2009, the trading activities at Mitsui Energy Risk Management Ltd. remained robust as the commodity markets, mainly energy market, continued to be volatile. On the other hand, this segment reported a loss due to a poor performance of private equity funds this segment manages for the year ended March 31, 2009. Furthermore, logistics business recorded a valuation loss on real estate for sale.

Reflecting the increase in gross profit, which was partially offset by an increased provision for doubtful receivables related to commodity derivatives, operating income for the year ended March 31, 2009 was ¥23.8 billion, an increase of ¥2.9 billion from ¥20.9 billion for the year ended March 31, 2008.

Equity in losses of associated companies—net for the year ended March 31, 2009 was ¥16.6 billion, a ¥13.6 billion deterioration from losses of ¥3.0 billion for the year ended March 31, 2008. JA Mitsui Leasing Ltd. reported a decline of ¥9.6 billion in earnings due to increased provision for doubtful receivables. Furthermore, this segment recorded equity in losses of ¥4.9 billion from investment in a partnership, NPF-Harmony, reflecting an other-than-temporary decline in its fair value. This segment recorded equity in losses from investments in the same NPF-Harmony and from ASAHI TECH CORPORATION in the year ended March 31, 2008.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥14.5 billion, a decline of ¥22.0 billion from net income of ¥7.5 billion for the year ended March 31, 2008. Other than the above mentioned factors there were following factors:

•

This segment reported a loss of ¥8.0 billion on write-downs of securities due to a decline in stock prices in the markets. For the year ended March 31, 2008, the segment recorded a ¥8.7 billion loss on the write-down of securities including a ¥4.5 billion impairment loss of Central Finance Co., Ltd.

•

This segment reported a ¥10.0 billion profit for gains on sales of securities including Quintiles Transnational Corp. for ¥3.8 billion (this segment portion) and BALtrans Holdings Limited for ¥3.2 billion for the year ended March 31, 2008.

•	This segment recorded a foreign exchange loss of ¥13.6 billion in other expense-net, which corresponded to the increase in gross profit.

Americas Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥73.1	¥116.0	¥78.5	¥(42.9)	¥37.5
Operating Income	5.4	39.0	7.3	(33.6)	31.7
Equity in Earnings (Losses) of Associated Companies—Net	3.4	(3.2)	7.7	6.6	(10.9)
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(9.6)	(7.1)	5.0	(2.5)	(12.1)

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥73.1 billion, a decline of ¥42.9 billion from ¥116.0 billion for the year ended March 31, 2009.

•

As a result of plummeting demand for oil well tubular products due to a sharp decline in the number of oil and gas rigs, Champions Pipe & Supply, Inc. recorded a decline of ¥14.4 billion in gross profit suffering from declines in product prices as well as revaluation losses on inventories.

•

Despite the fact that some signs of recovery have been seen recently in the motor vehicle, home electrical appliance and air-conditioning equipment sectors, Steel Technologies Inc. reported a decline of ¥4.9 billion in gross profit due to decreases in prices and sales volume, especially in the motor vehicle sector, reflecting a severe macroeconomic and financing environment under which two major U.S. automotive companies filed for Chapter 11 bankruptcy protection.

•

Westport Petroleum, Inc. reported a decline of ¥14.2 billion due to an increase in charter fees for tankers and rental costs for oil tanks and a reduction in trading transactions and margins reflecting decreased demand for petroleum products.

•	Weak demand for fertilizer products resulted in declines in gross profits at Mitsui Agro Business S.A. (Chile) and Fertilizantes Mitsui S.A. Industria e Comercio.

•

Novus International, Inc. succeeded in maintaining gross profit at the same high level of the year ended March 31, 2009 with reductions in raw materials and logistics costs as well as increases in sales volume without sacrificing margins; this partially offset a marginal decline in sales prices.

•

Reflecting the slowdown of the overall economy, Ellison Technologies Inc., a machine tools distribution company, reported a decline in gross profit. Mitsui & Co. (U.S.A.), Inc. also reported a decline in gross profit, especially in the chemical and consumer service areas.

•

MBK Real Estate LLC. (United States), which recorded a loss of ¥2.5 billion on the write-down of residential home inventories for the year ended March 31, 2009, increased gross profit by ¥3.1 billion, recording a far lower write-down of inventories, reflecting a recovery in the residential home market in southern California, the main market of MBK Real Estate LLC.

Operating income for the year ended March 31, 2010 was ¥5.4 billion, a decline of ¥33.6 billion from ¥39.0 billion for the year ended March 31, 2009. Selling, general and administrative expenses, especially personnel expenses and travel expenses, at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries declined.

Equity in earnings of associated companies for the year ended March 31, 2010 was ¥3.4 billion, an increase of ¥6.6 billion from equity in losses of ¥3.2 billion for the year ended March 31, 2009. A reversal effect of equity in losses was recorded in the year ended March 31, 2009. This segment recorded equity in losses of ¥2.1 billion for Penske Automotive Group, Inc. (this segment’s portion), reflecting an other-than-temporary decline in its share price, and equity in losses for associated companies in the steel products and medical health care businesses for the year ended March 31, 2009.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥9.6 billion, a decline of ¥2.5 billion from net loss of ¥7.1 billion for the year ended March 31, 2009. In addition to the above factors, the following factors contributed to the decline.

•	Interest expenses, net of interest income, decreased by ¥6.2 billion mainly at Mitsui & Co. (U.S.A.), Inc. and its subsidiaries resulting from a decline in U.S. dollar interest rates.

•

Due to the prolonged economic slowdown, this segment recorded a ¥6.8 billion impairment loss of goodwill, including losses at AFC HoldCo, LLC, an automotive retail finance company, and SunWize Technologies, Inc., a distributor of photovoltaic systems, amounting to ¥3.1 billion and ¥2.9 billion, respectively. For the year ended March 31, 2009, this segment recorded a ¥13.6 billion impairment loss of goodwill, mainly attributable to a ¥6.4 billion impairment loss of goodwill at Steel Technologies Inc. as well as other impairment losses of goodwill at other Mitsui & Co. (U.S.A.), Inc. subsidiaries, and a ¥3.1 billion impairment loss of long-lived assets, also mainly attributable to Steel Technologies Inc., reflecting a severe contraction in demand triggered by the financial crisis.

•

Fertilizantes Mitsui S.A. Industria e Comercio recorded a restructuring cost for downsizing the business while it recorded a ¥3.7 billion liquidation loss of currency options in other expenses-net for the year ended March 31, 2009.

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥116.0 billion, an increase of ¥37.5 billion from ¥78.5 billion for the year ended March 31, 2008.

•

Novus International, Inc. recorded an increase of ¥27.4 billion in gross profit reflecting higher product prices as well as increase in sales volume driven by a strong demand for poultry feed additives especially during the first nine months of the fiscal year.

•

Steel Technologies Inc., which we acquired in June 2007 and reported results for only ten months in the year ended March 31, 2008, contributed to the increase in gross profit by ¥3.7 billion. The increase in gross profit was attributable to increases in steel product prices in the first half of the current fiscal year as well as a transfer of business from Mitsui Steel Inc., which was partially offset by a decline in gross profit for the second half of the current fiscal year reflecting declines in the sales volume and prices caused by demand contraction and credit uncertainties of the customers under the recession. Also, Champions Pipe & Supply, Inc. contributed to the increase in gross profit supported by a strong demand for tubular pipes for oil and gas industry despite a sharp demand contraction starting in the three month period ended March 31, 2009.

•

MBK Real Estate LLC, which recorded a loss of ¥9.6 billion on the write-down of residential home inventories for the year ended March 31, 2008, increased gross profit by ¥6.6 billion, recording a relatively small loss of ¥2.5 billion in the current fiscal year on the write-down of inventories under severe circumstances in the real estate business in the United States.

Operating income for the year ended March 31, 2009 was ¥39.0 billion, an increase of ¥31.7 billion from ¥7.3 billion for the year ended March 31, 2008 reflecting the increase in gross profit. Personnel expenses at Novus International, Inc. and Champions Steel & Pipe, Inc. increased.

Equity in losses of associated companies—net for the year ended March 31, 2009 was ¥3.2 billion, a ¥10.9 billion decline from earnings of ¥7.7 billion for the year ended March 31, 2008. This segment recorded equity in losses of ¥2.1 billion for Penske Automotive Group, Inc. (this segment portion), reflecting an other-than-temporary decline in its share price. Earnings of associated companies in the steel products and medical health care businesses declined. In addition, United Harvest, LLC (United States) reported a decline in earnings due to a reversal effect of its strong performance from the wheat export facility operation business in the year ended March 31, 2008.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥7.1 billion, a decline of ¥12.1 billion from net income of ¥5.0 billion for the year ended March 31, 2008. In addition to the above factors, there were the following factors:

•	Interest expense, net of interest income, declined by ¥7.6 billion in the overall Americas Segment resulting from a decline in U.S. Dollar interest rates.

•

This segment recorded a ¥13.6 billion impairment loss of goodwill. Steel Technologies Inc. recorded a ¥6.4 billion impairment loss of goodwill ( *1), reflecting severe condition of the steel products business for automotive and housing industries in the United States. Steel Technologies Inc. also recorded a ¥2.8 billion impairment loss of intangible assets (*1).

•	Fertilizantes Mitsui S.A. Industria e Comercio, a fertilizer manufacturing and sales company, recorded a ¥3.7 billion liquidation cost of currency options in other expense-net.

•

Income taxes increased by ¥9.3 billion. The increase was attributable to an increase of ¥10.4 billion in income from continuing operations before income taxes, minority interests and equity in earnings. The fact that Steel Technologies Inc. did not record tax effect on the goodwill impairment loss as the

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

•

Minority interest in earnings of subsidiaries increased by ¥5.9 billion. This is mainly attributable to increase in earnings of Novus International, Inc., in which the segment has a 65% ownership interest.

Europe, the Middle East and Africa Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥16.7	¥22.2	¥26.8	¥(5.5)	¥(4.6)
Operating Income (Loss)	(4.0)	(1.9)	1.8	(2.1)	(3.7)
Equity in Earnings of Associated Companies—Net	1.2	0.6	0.5	0.6	0.1
Net Income (Loss) attributable to Mitsui & Co., Ltd.	(3.8)	(11.5)	5.0	7.7	(16.5)

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥16.7 billion, a decline of ¥5.5 billion from ¥22.2 billion for the year ended March 31, 2009, reflecting sluggish demand in the chemical and steel products businesses.

This segment recorded a ¥4.0 billion operating loss for the year ended March 31, 2010, a further deterioration of ¥2.1 billion from a loss of ¥1.9 billion for the year ended March 31, 2009. A decline in gross profit was partly offset by a decline in selling, general and administrative expenses, such as personnel expenses.

Equity in earnings of associated companies—net for the year ended March 31, 2010 was ¥1.2 billion, an increase of ¥0.6 billion from ¥0.6 billion for the year ended March 31, 2009.

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥3.8 billion, an improvement of ¥7.7 billion from a net loss of ¥11.5 billion for the year ended March 31, 2009. This improvement is mainly attributable to a rebound effect of an impairment loss of ¥9.6 billion on long-lived assets in MBK Real Estate Europe Limited (United Kingdom) recorded for the year ended March 31, 2009 which partially offset by a gain from the sale of an office building previously held by Mitsui & Co. France S.A.S. This segment recorded impairment losses on intangible assets and goodwill in the segment’s minority interest in Mitsui Rail Capital Europe B.V. for the year ended March 31, 2010.

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

Net loss attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥11.5 billion, a decline of ¥16.5 billion from the net profit of ¥5.0 billion for the year ended March 31, 2008. Other than the above mentioned factors, MBK Real Estate Europe Limited recorded a ¥9.6 billion impairment loss of long-lived assets for commercial office buildings in London, reflecting severe circumstances for the commercial office building business in the region. The financial crisis seriously affected the performance of the corporate sector, especially the finance sector, and amid the circumstances that job cuts and cost reduction efforts were accelerated, commercial real estate market in London deteriorated sharply. As it is reasonably expected that the deteriorated market conditions will continue for some time, we recognized the impairment loss based on a third party appraised value taking into consideration the most recent selling prices and rents of the real estate in the surrounding areas. Mitsui & Co. France S.A.S. reported a gain from sale of office building. Also, this segment recorded its portion of a gain on sale of real estate in automotive and real estate related business for the year ended March 31, 2008.

Asia Pacific Segment

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥27.9	¥26.6	¥33.1	¥1.3	¥(6.5)
Operating Income (Loss)	2.9	(1.5)	7.7	4.4	(9.2)
Equity in Earnings of Associated Companies—Net	3.8	1.7	1.9	2.1	(0.2)
Net Income attributable to Mitsui & Co., Ltd.	25.7	29.9	22.1	(4.2)	7.8

Comparison between the Years Ended March 31, 2010 and 2009

Gross profit for the year ended March 31, 2010 was ¥27.9 billion, an increase of ¥1.3 billion from ¥26.6 billion for the year ended March 31, 2009. Chemical and iron & steel products markets gradually recovered in the six-month period ended March 31, 2010 and the decline in gross profit for the six-month period ended September 30, 2009 was more than offset.

Operating income for the year ended March 31, 2010 was ¥2.9 billion, an increase of ¥4.4 billion from a ¥1.5 billion loss for the year ended March 31, 2009. A decline in selling, general and administrative expenses, such as personnel expenses, was also reported.

Equity in earnings of associated companies—net for the year ended March 31, 2010 was ¥3.8 billion, an increase of ¥2.1 billion from ¥1.7 billion for the year ended March 31, 2009. A water and wastewater treatment business showed solid performance.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥25.7 billion, a decline of ¥4.2 billion from ¥29.9 billion for the year ended March 31, 2009. The main cause of the decline in net income was attributable to a decline in earnings from the segment’s minority interest in Mitsui Iron Ore Development Pty. Ltd. and Mitsui Coal Holdings Pty. Ltd.

Comparison between the Years Ended March 31, 2009 and 2008

Gross profit for the year ended March 31, 2009 was ¥26.6 billion, a decline of ¥6.5 billion from ¥33.1 billion for the year ended March 31, 2008, reflecting a decline in gross profit in the chemical business due to declines in market prices and in sales volume.

Operating loss for the year ended March 31, 2009 was ¥1.5 billion, a decline of ¥9.2 billion from a ¥7.7 billion income for the year ended March 31, 2008, reflecting mainly declines in gross profit and increases in personnel expenses.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥29.9 billion, an increase of ¥7.8 billion from ¥22.1 billion for the year ended March 31, 2008. The main factor for the increase in net income is attributable to the segment’s minority interest in Mitsui Coal Holdings Pty. Ltd. and Mitsui Iron Ore Development Pty. Ltd. whose majority interest is held by the Energy Segment and the Mineral & Metal Resources Segment, respectively.

All Other

	Billions of Yen
	Years Ended March 31,			Change (2010–2009)	Change (2009–2008)
	2010	2009	2008
Gross Profit	¥0.5	¥2.9	¥5.5	¥(2.4)	¥(2.6)
Operating Loss	(4.5)	(3.0)	(1.4)	(1.5)	(1.6)
Equity in Earnings of Associated Companies—Net	0.0	0.1	0.1	(0.1)	0.0
Net Income (Loss) attributable to Mitsui & Co., Ltd.	1.5	7.1	(6.7)	(5.6)	13.8

Comparison between the Years Ended March 31, 2010 and 2009

The activities of this segment primarily include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit for the year ended March 31, 2010 was ¥0.5 billion, a decline of ¥2.4 billion from ¥2.9 billion for the year ended March 31, 2009.

Operating loss for the year ended March 31, 2010 was ¥4.5 billion, a deterioration of ¥1.5 billion from a ¥3.0 billion loss for the year ended March 31, 2009.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2010 was ¥1.5 billion, a decline of ¥5.6 billion from ¥7.1 billion for the year ended March 31, 2009. This segment recorded an impairment loss on investment in a financial institution.

Comparison between the Years Ended March 31, 2009 and 2008

The activities of this segment primarily include financing services, office services and other services to external customers, and/or to us, and associated companies.

Gross profit for the year ended March 31, 2009 was ¥2.9 billion, a decline of ¥2.6 billion from ¥5.5 billion for the year ended March 31, 2008.

Operating loss for the year ended March 31, 2009 was ¥3.0 billion, a deterioration of ¥1.6 billion from a ¥1.4 billion loss for the year ended March 31, 2008.

Net income attributable to Mitsui & Co., Ltd. for the year ended March 31, 2009 was ¥7.1 billion, an improvement of ¥13.8 billion from a ¥6.7 billion loss for the year ended March 31, 2008. For the year ended March 31, 2008, we recorded a ¥13.9 billion impairment loss on real estate which we possess in Saito International Culture Park (“SICP”), located in the north area of Osaka Prefecture due to the revaluation of its business(*1).

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

Impairment of Long-Lived Assets

Impairment losses of long-lived assets, other than goodwill and intangible assets not subject to amortization, for the years ended March 31, 2010, 2009 and 2008 and the balance of the long-lived assets, net of accumulated depreciation and amortization, as of March 31, 2010, 2009 and 2008 were as follows:

	Billions of Yen
	As of March 31,
	2010	2009	2008
Long-lived assets	¥1,252.4	¥1,196.6	¥1,264.9
Impairment loss	8.4	37.4	24.4

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

•

that the estimate of the revenues from an operation derived from customer relationship for the certain future period is based on the degree of contribution to revenues in the past, on the past ratio of cancellation of contracts, and on analysts’ market forecasts.

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

Also see the relevant discussion on the impairment losses at Mitsui Rail Capital Europe B.V. in “Operating Results by Operating Segment—Machinery & Infrastructure Projects Segment”, at the Vincent oil field in “Operating Results by Operating Segment—Energy Segment”, at Steel Technologies Inc. in “Operating Results by Operating Segment—Americas Segment” and at MBK Real Estate Europe Limited in “Operating Results by Operating Segment—Europe, the Middle East and Africa Segment” in this item.

Impairment of Goodwill

Impairment of goodwill for recent fiscal years has had a significant impact on our income. The following table shows the carrying amounts of goodwill as of March 31, 2010, 2009 and 2008 and the impairment loss for the years ended March 31, 2010, 2009 and 2008.

	Billions of Yen
	As of March 31,
	2010	2009	2008
Goodwill	¥22.7	¥33.6	¥52.5
Impairment loss	9.9	18.6	2.0

We assess the carrying amount of goodwill for impairment annually and upon the occurrence of an indicator of impairment. We perform our impairment testing of goodwill by comparing the carrying amount with the fair value of each of our subsidiaries as our reporting units. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of the subsidiary’s equity with its carrying amount.

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

Also see the relevant discussion on the impairment losses at Mitsui Rail Capital Europe B.V. in “Operating Results by Operating Segment—Machinery & Infrastructure Projects Segment”, at Mitsui Knowledge Industry Co., Ltd. in “Operating Results by Operating Segment—Consumer Service & IT Segment” and at Steel Technologies Inc. in “Operating Results by Operating Segment—Americas Segment” in this item.

Impairment of Investment Securities

Impairments of equity investments for recent fiscal years have had a significant impact on our income. The following table shows the carrying amounts of marketable and non-marketable equity securities as of March 31, 2010, 2009 and 2008 and the impairment loss for the years ended March 31, 2010, 2009 and 2008.

	Billions of Yen
	Year Ended March 31,
	2010		2009		2008
	Carrying amount	Impairment loss	Carrying amount	Impairment loss	Carrying amount	Impairment loss
Marketable equity securities	¥475.2	¥17.1	¥398.7	¥79.3	¥652.0	¥28.1
Non-marketable equity securities	434.2	31.4	499.9	37.7	557.6	8.7

Total	¥909.4	¥48.5	¥898.6	¥117.0	¥1,209.6	¥36.8

Management principally believes that a 30% or more decline in fair value of a security at the end of quarter for marketable equity securities leads to the conclusion that the security has an other-than-temporary impairment. In addition, if the decline is less than 30%, various factors, such as the duration of the market decline (A decline for more than nine consecutive months is observed), our intention and ability to hold the investment until its market price recovery and the financial conditions of the investee, are considered in concluding if the decline is temporary or not.

Management believes that the criteria for evaluating an other-than-temporary decline in fair value are reasonable. The aggregate unrealized loss amounts of the marketable securities that have been in continuous unrealized loss position for one year or more and for less than one year were ¥4.6 billion and ¥1.6 billion, respectively. But, considering the combination of foreign exchange rate market trend, length of time to redemption, length of time that fair values have been below cost, the extent of decline and the financial condition of the investees, we expect that their fair values will recover above their costs while we hold these investments.

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

carrying amount by more than 50% we assess the recoverability of the carrying amount of a non-marketable security as we determine a potential impairment exists. Where we have determined that there is an other-than-temporary decline in the fair value of the security, the carrying value of the security is written down to its fair value, which is calculated by discount cash flow method or measured based on net asset taking into consideration various factors affecting the fair value. See the relevant discussion on the impairment losses on shares in Japan Airlines Corporation in “Operating Results by Operating Segment—Machinery & Infrastructure Projects Segment”, in Recruit Co., Ltd. and in office building business in “Operating Results by Operating Segment—Consumer Service & IT Segment” in this item.

We also review investments in listed associated companies for impairment losses using the same other-than-temporary criteria for marketable equity securities unless there are reasonable grounds that the decline is temporary in case that the decline ratio is from 30% to 50% and the decline has been for less than nine consecutive months. The amount of impairment losses for the years ended March 31, 2010 and 2009 was approximately ¥16.0 billion and ¥68.0 billion, respectively, and was recorded in equity earnings in associated companies-net.

Tax Asset Valuation

Establishing a valuation allowance for deferred tax assets, pursuant to evaluation on its realizability, has had a significant impact on our income. The following table shows the deferred tax assets and valuation allowance for deferred tax assets and valuation allowance as of March 31, 2010 and 2009.

	Billions of Yen
	As of March 31,
	2010	2009
Total deferred tax assets	¥321.1	¥321.7
Valuation allowance	(164.1)	(153.8)

Deferred tax assets—net	¥157.0	¥167.9

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

•

On the occurrence of future deductible temporary difference, we establish a deferred tax asset; and, at the same time we evaluate when those deferred tax assets will be realized in future. Particularly, when we establish a deferred tax asset in relation to a write-down loss of securities or impairment loss on long-lived assets which are not subject to depreciation for tax purposes and we have no specific schedule of sale or disposal of those assets, we establish a valuation allowance for the deferred tax asset because we view the deferred tax amount as not realizable.

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

Consequently, Mitsui’s taxable income level becomes less than the prior level. At the same time, Mitsui and its wholly owned domestic subsidiaries started to file a consolidated corporate income tax return to the National Tax Agency as a consolidated group. As a result of the consolidated tax return filing, realizability of national corporate tax portion of the deferred tax assets at Mitsui is dependant on the estimate of the consolidated tax group’s taxable incomes in future.

Deferred tax liabilities for undistributed retained earnings of affiliated companies

Mitsui records deferred tax liabilities on undistributed retained earnings of associated companies excluding corporate joint ventures (“CJV”) based on the assumption that we would sell investments in those companies in the future while Mitsui basically does not recognize deferred tax liabilities for undistributed retained earnings of subsidiaries and CJV according to the company’s policy that such earnings are indefinitely reinvested into the same companies. The deferred tax liabilities for undistributed retained earnings, which mainly comprise of the aforementioned liabilities, as of March 31, 2010 and 2009 are ¥206.2 billion and ¥186.8 billion, respectively.

As Mitsui does not control associated companies and, therefore, can not determine amount of and payment timing of dividends from them at the sole discretion of Mitsui, when Mitsui receives dividends from associated companies excluding CJV, Mitsui reverses the deferred tax liabilities at the timing when Mitsui receives the dividends while recording a tax expense on the dividends received. In case that a portion of dividends received is treated as non-taxable such as Japanese tax law that allows us to recognize 95% of dividend received from a foreign investee in which an investor has 25% or more ownership interest as non-taxable effective April 1, 2009, tax expenses on dividends received are smaller than the reversal amount of the deferred tax liabilities. The balance credited to tax expense for the year ended March 31, 2010 amounted to approximately ¥25.0 billion.

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

The following table illustrates the sensitivity to changes in certain assumptions for Mitsui’s pension plans:

	Billions of Yen
	Impact of change in assumption on NPPC for the year ending March 31, 2011	Impact of change in assumption on PBO as of March 31, 2010
50 basis point decrease in discount rate	¥2.1	¥16.1
50 basis point increase in discount rate	(1.7)	(15.1)
50 basis point decrease in expected long-term rate of return on plan assets	1.0	—
50 basis point increase in expected long-term rate of return on plan assets	(1.0)	—

See Note 14, “PENSION COSTS AND SEVERANCE INDEMNITIES,” for further discussion about the estimates and assumptions on PBO and NPPC.

New Accounting Standards

Multiple-deliverable revenue arrangements

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.”

ASU 2009-13 amends the provisions in ASC 605-25, “Revenue Recognition—Multiple-Element Arrangements,” for treating multiple deliverables in a revenue arrangement as separate units of accounting, and permits using a best estimate of selling price in allocating arrangement consideration to each deliverable if neither vendor-specific objective evidence nor third-party evidence is available. The provisions also expand the disclosure requirements for such arrangements.

The provisions are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The effect of the adoption of these provisions on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Revenue arrangements with software elements

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.”

ASU 2009-14 amends the provisions in ASC 985-605, “Software—Revenue Recognition,” clarifies the scope of the software revenue guidance for revenue arrangements that include both tangible products and software elements, and provide guidance on allocating revenue for such arrangements.

The provisions are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The effect of the adoption of these provisions on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Transfers of financial assets

In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfers of Financial Assets,” which was formerly SFAS No. 166.

ASU 2009-16 amends the provisions in ASC 860, “Transfers and Servicing,” eliminates the concept of a qualifying special-purpose entity and changes the derecognition requirements of financial assets. The new provisions also enhance disclosure requirements for transfers of financial assets and a transferor’s continuing involvement with transferred financial assets.

The provisions are effective for fiscal years beginning after November 15, 2009 and interim periods within those fiscal years. The effect of the adoption of these provisions on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Variable interest entities

In December 2009 and February 2010, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which was formerly SFAS No. 167, and ASU 2010-10, “Amendments for Certain Investment Funds,” respectively.

ASU 2009-17 amends the provisions in ASC 810, “Consolidation,” to require an entity to determine the need for consolidating a VIE based on qualitative analysis, including whether the entity has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and to assess such needs on an ongoing basis. ASU 2010-10 indefinitely defers the application of provisions amended by ASU 2009-17 for interests in certain investment funds and similar entities.

The provisions are effective for fiscal years beginning after November 15, 2009 and interim periods within those fiscal years. The effect of the adoption of these provisions on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

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

“Net interest bearing debt” and “Net DER” are presented in the table below.

	Billions of Yen
	As of March 31,
	2010	2009
Short-term debt	¥241.4	¥454.1
Long-term debt	3,230.3	3,214.5

Interest bearing debt	3,471.7	3,668.6
Less cash and cash equivalents and time deposits	(1,416.0)	(1,153.5)
Net interest bearing debt	¥2,055.7	¥2,515.1

Shareholders’ equity	¥2,230.1	¥1,881.7

Net DER (times)	0.92	1.34

The most directly comparable financial measures calculated in accordance with GAAP for Net interest bearing debt and Net DER are considered to be “Interest bearing debt” and “Debt-to-Equity Ratio” (“DER”), respectively. However, these measures do not measure changes in cash position.

DER (times)	1.56	1.95
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

The following table shows a reconciliation of net cash provided by operating activities to free cash flow.

	Billions of Yen
	Years Ended March 31,
	2010	2009	2008
Net cash provided by operating activities	¥632.4	¥582.7	¥415.8
Net cash used in investing activities	(180.1)	(290.9)	(104.8)

Free cash flow	¥452.3	¥291.8	¥311.0

Finance and Liquidity Management

Funding and Treasury Policies and Objectives

Our management believes our basic funding policy is to secure liquidity required for our smooth operations and to maintain the strength and soundness of our balance sheet. In order to achieve our objectives, our principal strategy is to obtain long-term funds (those with maturities of around 10 years) from financial institutions, including life-insurance companies and banks, and through the issuance of corporate bonds. In addition, we minimize our refinance risk by deconcentrating the amount of repayment of our long-term debt by each fiscal year. In case where large amount of finance is required for various projects, we utilize financing programs provided by government financing agencies and/or project financing to obtain long-term financing. Another strategy is to hold sufficient cash and cash equivalents in order to maintain liquidity to flexibly meet capital requirements and to minimize the harmful effect by the deteriorated financial market on future debt-service requirements. Cash and cash equivalents consist mainly of highly-liquid and highly-rated short-term financial instruments and deposits considering the current financial market conditions.

In principle, the domestic financing subsidiary provides a cash management service with wholly-owned domestic subsidiaries, and it results in the centralization of funding sources, efficient use of excess funds and securement of liquidity for domestic subsidiaries. The same policy and practices have been extended to wholly-owned overseas subsidiaries through our regional financing subsidiaries, which, in principle, centralizes the fund raising function and fund operation function. As a result, approximately 87% of total interest bearing debt as of March 31, 2010 was raised by Mitsui and the above-mentioned financing subsidiaries.

Funding Sources

In accordance with our basic funding policy above, we choose the funding source among various measures of direct and in-direct financing in order to secure long and stable sources of funds, and procure financing by the preferable method under the financial condition at that point of time. We borrow funds based on our longstanding and wide-ranging relations with financial institutions in Japan and overseas, borrow from government financing agencies, and also utilize project financing. In addition to these funding sources, Mitsui maintains direct finance methods such as a ¥300 billion debt shelf-registration and a ¥2,400 billion commercial paper program in Japan, and utilize suitable one among these facilities depending on the financial situation. Similarly, Mitsui & Co. (U.S.A.), Inc., Mitsui & Co. Financial Services (Europe) B.V., Mitsui & Co. Financial Services (Asia) Ltd. and Mitsui & Co., Ltd. have arranged a joint Euro medium-term note (“MTN”) program of U.S.$5 billion. Mitsui guarantees notes issued by these overseas subsidiaries. For raising short-term funds overseas, Mitsui & Co. (U.S.A.), Inc. has a U.S.$1.5 billion U.S. domestic commercial paper program, and there are similar commercial paper programs in some other overseas markets.

Certain overseas subsidiaries set lines of credit by paying commitment fees to the financial institutions, which were not material in each of the past three years. For unused lines of credit financing outside of Japan, including these lines of credit with fees, see Note 13, “SHORT-TERM AND LONG-TERM DEBT.”

Short-term and long-term debt as of March 31, 2010 was mainly denominated in Japanese yen and the rest was primarily denominated in U.S. dollars. Considering the type of interest and currency of our assets, we employ certain derivative financial instruments, which include interest rate swaps, currency swaps and foreign exchange forward contracts. We enter into interest rate swaps to convert fixed interest rate into floating interest rate (or vice versa) and currency swaps or foreign exchange forward contracts to convert funds in Japanese yen into U.S. dollars (or vice versa). The proportion of interest bearing debt with floating interest rate after taking into account interest rate swaps is nearly same as past years’ ratio, and management believes that it is consistent with interest rate conditions of our current balance sheet. See Note 24, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” for further description of our derivative financial instruments.

Credit Ratings

To facilitate access to funds from capital markets, Mitsui and certain of our overseas subsidiaries have obtained ratings from Rating and Investment Information, Inc. (“R&I”), Moody’s Investors Service, Inc. (“Moody’s”) and Standard and Poor’s Services (“S&P”). The ratings as of March 31, 2010 were as follows:

	R&I	Moody’s	S&P
Short Term rating	a-1+	P-1	A-1

(Long-term) Issuer rating	AA-	–	A+

Long-term Issue rating	AA-	A2	–

Medium-term note rating	AA-	A2	–

S&P raised our long-term issuer credit rating to “A+” from “A” in March 2008. S&P cited the following factors for the change in ratings:

•	Improving balance between our risk assets and risk buffer; and

•	Enhancement of our risk management system.

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

Liquidity Management

Cash and cash equivalents, which were mostly in Japanese yen, were ¥1,401.4 billion as of March 31, 2010, an increase of ¥253.6 billion from March 31, 2009. This increase is primarily attributable to a surplus in free cash flow. As a result, management believes that cash and cash equivalents as of March 31, 2010 satisfy the liquidity for the repayment of short-term debt (¥241.4 billion) and current maturities of long-term debt (¥320.5 billion). At this stage management also believes that this ample liquidity will not be effected if there is no dividends from foreign subsidiaries and foreign corporate joint ventures whose undistributed earnings have been considered to be indefinitely reinvested into themselves.

Turmoil in financial market, commencing from the subprime mortgage crisis, was subdued and the volatility in financial markets substantially fell due to the massive supply of liquidity, rate reduction as well as credit support program by the central banks and economic stimulus package and equity injection to the financial institutions by the governments, while there was concern that the risk tolerance of the financial institution would be deteriorated by recent movements such as tightening regulations by the banking supervisory authorities in various countries such as reinforcing core capital, which is consisted mainly of the ordinary shares, as well as the U.S. government’s considering introduction of the financial regulatory reform legislation. Thus, the credit market situation was still required to be monitored closely.

Under such circumstances, we steadily procured necessary funds in accordance with our basic funding policy by utilizing the long-term relationship with financial institutions and measures implemented by public financial institutions. The primary source in the direct finance is issuance of domestic corporate bonds, while the primary source in the in-direct finance are borrowings from banks and life insurance companies. Approximately 93.0% of total interest bearing debt as of March 31, 2010 was long-term debt and this ratio rose from last fiscal year’s ratio (87.6%).

For the details of the long-term debt, interest rate structure and the maturity profile of our outstanding debt as of March 31, 2010, see Note 13, “SHORT-TERM AND LONG-TERM DEBT.”

As of March 31, 2010, since shareholders’ equity increased to ¥2,230.1 billion, an increase of ¥348.4 billion from March 31, 2009, while net interest bearing debt was decreased by ¥459.4 billion to ¥2,055.7 billion, Net DER lowered to 0.92 as of March 31, 2010 from 1.34 as of March 31, 2009.

The ratio of current assets to current liabilities as of March 31, 2010 was 179.0%, up by 20.7% points from 158.3% as of March 31, 2009.

Judging by the numbers above, we believe that our balance sheet has been financially strengthened further than the last fiscal year end, and at this stage we do not see any financial difficulty for smooth operation in accordance with our Medium-Term Management Plan to March 2012.

As of March 31, 2010, we had given guarantees for obligations of various third parties and associated companies. These guarantees are not expected to require substantial use of our capital resources. We have not had any material payment requirements resulting from these guarantees for the past three years. For details on guarantees issued by us, see Note 21, “CONTINGENT LIABILITIES.”

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

Investment Plans and Financial Policies of the Medium-Term Management Outlook

For the year ended March 31, 2010, we forecasted total investing cash outflow to be approximately ¥360 billion, also plan assets recycling for total sum of approximately ¥120 billion(*1). Although a favorable investing environment into the six-month period ended March 31, 2010 reflecting recovery of macro economy, investments and loans we executed were limited to approximately ¥360 billion as same level as original plan. Cash generated through continued divestitures of non core businesses was ¥210 billion.( *2)

As a result, net cash used in investing activities for the year ended March 31, 2010 was ¥180.1 billion. On the other hand, net cash provided by operating activities increased to ¥632.4 billion in spite of the decrease in net income for the year ended March 31, 2010 comparing with corresponding previous year, due to an improvement in working capital. Free cash flow for the year ended March 31, 2010 was a net inflow of ¥452.3 billion. See “Cash Flows”, for further description of cash flows for the year ended March 31, 2010.

As of the issuing date of this annual report, during the Medium-term Management Plan, we plan a total sum of ¥1,200 billion as expenditure for investments and loans. Within this amount, ¥700 billion will be executed in the year ending March 31, 2011, including expenditures of ¥200 billion of which decisions were made in the year ended March 31, 2010 but execution of which was deferred to the year ending March 31, 2011. We expect to make investments and loans in the Mineral Resources & Energy area for ¥240 billion mainly for projects under development such as the shale gas project in the U.S. or for expansion; in the Global Marketing Networks area for ¥160 billion; in the Lifestyle Business area for ¥60 billion; and in the Infrastructure area for ¥240 billion. We also plan asset recycling of a total sum of approximately ¥300 billion for the two-year period ending March 31, 2012, out of which ¥160 billion is expected to be executed in the year ending March 31, 2011.

As a result, cash flow from investing activities for the year ending March 31, 2011 is expected to be a cash outflow of ¥540 billion. While cash flow from operating activities is expected to be cash inflow, free cash flow will be negative. For the medium to long term point of view, we continue to work on the initiatives to achieve a positive free cash flow trend continuously and stably.

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

Reflecting negative free cash flow as mentioned above, we forecast that net interest bearing debt as of March 31, 2011 will increase mainly due to decreasing cash and cash equivalents comparing with as of March 31, 2010. Accordingly we also forecast that Net DER during the Medium-term Management Plan, will remain at about 1.0 times.

For the details of the Medium-term Management Plan , see “Item 4. Information on the Company” and for the details of the refinance by direct financing from capital markets and fund raising—including project finance—from the private sector and government financing agencies, see “Funding and Treasury Policies and Objectives” and “Funding Sources”. Many of the projects in the investment plan involve bidding. The outcome of bidding will have an effect on our actual cash flows and financial condition for the year ending March 31, 2011.

Assets, Liabilities and Shareholders’ Equity

Total assets as of March 31, 2010 were ¥8,369.0 billion, a slight increase of ¥4.8 billion from ¥8,364.2 billion as of March 31, 2009.

Total current assets as of March 31, 2010 were ¥4,261.1 billion, a decline of ¥158.0 billion from ¥4,419.1 billion as of March 31, 2009. While cash and cash equivalents increased by ¥253.6 billion, the increase was more than offset by declines of ¥284.1 billion in total in derivative assets and other current assets as commodity derivatives trading at the Financial Market Business Unit remained subdued. Trade receivables and inventories also declined by ¥130.3 billion in total reflecting a reduction of sales volume and a continued drop in the prices of certain steel products in the Iron & Steel Products Segment, while trade receivables increased in the Chemical Segment.

Reflecting the decline in total current assets, total current liabilities as of March 31, 2010 declined by ¥411.7 billion to ¥2,380.8 billion from ¥2,792.5 billion as of March 31, 2009. While trade payables posted an increase, the decline in total current liabilities is primarily attributable to a decline in derivative liabilities and other current liabilities corresponding to the decline in derivative assets and other current assets, as well as a reduction in short-term debt at Mitsui & Co., Ltd. and its financial subsidiaries.

As a result, working capital, or current assets less current liabilities, as of March 31, 2010 totaled ¥1,880.3 billion, an increase of ¥253.7 billion from ¥1,626.6 billion as of March 31, 2009.

The sum of “total investments and non-current receivables,” “net property and equipment,” “intangible assets, less accumulated amortization,” “deferred tax assets-non-current,” and “other assets” as of March 31, 2010 totaled ¥4,107.9 billion, an increase of ¥162.8 billion from ¥3,945.1 billion as of March 31, 2009, mainly due to the following factors:

•

Total investments and non-current receivables as of March 31, 2010 was ¥2,997.8 billion, an increase of ¥131.4 billion from ¥2,866.4 billion as of March 31, 2009. Within this category, investments in and advances to associated companies as of March 31, 2010 were ¥1,403.1 billion, an increase of ¥127.6 billion from ¥1,275.5 billion as of March 31, 2009. Major expenditures and divestitures were:

—	A subscription of newly issued shares in JA Mitsui Leasing, Ltd. for ¥30.1 billion in the Logistics & Financial Markets Segment;

—	A loan for ¥27.9 billion to an FPSO (Floating Production, Storage and Offloading system) leasing business for Brazilian deepwater oil exploration in the Machinery & Infrastructure Projects Segment; and

—	Major proceeds were a redemption of preferred shares in IPM (UK) Power Holdings Limited for ¥9.0 billion in the Machinery & Infrastructure Projects Segment.

In addition to the above-mentioned increases, there were another factors which do not involve cash outflows such as:

—	A ¥70.0 billion net increase in foreign exchange translation cumulative adjustments due to lower Japanese Yen; and

—	Increases in equity in earnings (before tax effect) of ¥17.9 billion (net of ¥113.6 billion dividends received from associated companies).

The following table shows the details of investments in and advances to associated companies as of March 31, 2010 and 2009 by operating segment.

	Billions of Yen
	As of March 31,
	2010	2009	Change
Iron & Steel Products	¥24.7	¥20.7	¥4.0
Mineral & Metal Resources	453.3	409.2	44.1
Machinery & Infrastructure Projects	339.5	324.5	15.0
Chemical	28.3	39.9	(11.6)
Energy	147.5	138.5	9.0
Foods & Retail	90.4	81.0	9.4
Consumer Service & IT	101.6	117.1	(15.5)
Logistics & Financial Markets	60.8	16.5	44.3
Americas	18.6	31.4	(12.8)
Europe, the Middle East and Africa	6.7	15.5	(8.8)
Asia Pacific	102.4	55.2	47.2

Total	1,373.8	1,249.5	124.3

All Other	0.3	1.8	(1.5)
Adjustments and Eliminations	29.0	24.2	4.8

Consolidated Total	¥1,403.1	¥1,275.5	¥127.6

•	Other investments were ¥965.9 billion, a ¥8.7 billion increase from ¥957.2 billion as of March 31, 2009. Major factors were as follows:

—	An increase in investments such as ¥14.3 billion of shares in TPV Technology Limited;

—	A ¥53.7 billion decline in investment in Sakhalin Energy Investment Company Ltd. due to capital redemption (in addition, a ¥12.3 billion decline due to a foreign exchange translation loss);

—

A ¥88.4 billion net increase in unrealized holding gains on available-for-sale securities, such as those of POSCO, reflecting a recovery in global stock markets, and recognition of impairment losses on shares in Seven & i Holdings Co., Ltd due to an other-than-temporary decline in the share price resulting from a backdrop of reduced consumer spending in the Japanese domestic market. (*1); and

—

A decline of ¥48.5 billion due to write-downs of securities, including a ¥20.0 billion loss on preferred shares in Japan Airlines Corporation and a ¥15.1 billion loss on shares in Seven & i Holdings Co., Ltd. (*1).

•	Property leased to others—at cost as of March 31, 2010 was ¥224.0 billion, an increase of ¥24.8 billion from ¥199.2 billion as of March 31, 2009, mainly due to a business of rolling stock for lease.

•	Property and equipment—at cost as of March 31, 2010 was ¥978.6 billion, an increase of ¥32.3 billion from ¥946.3 billion as of March 31, 2009. Major components were as follows:

—	A ¥58.7 billion increase for iron ore mining expansion projects in Australia (including a foreign exchange translation gain of ¥28.7 billion) in the Mineral & Metal Resources Segment;

—	A ¥24.9 billion increase for coal mining expansion projects in Australia (including a foreign exchange translation gain of ¥29.2 billion) in the Energy Segment, and

(*1)	We had an unrealized holding loss of ¥15.0 billion on listed shares in Seven & i Holdings Co., Ltd. as of March 31, 2009. In the six-month period ended September 30, 2009, we recorded an impairment loss of ¥15.1 billion on the shares as we determined the decline in the share price was other-than-temporary. Following the recognition of impairment loss, the share price increased, and we had an unrealized holding gain of ¥1.7 billion related to Seven & i Holdings Co., Ltd. as of March 31, 2010. As a result, a net increase of ¥16.7 billion was included in the ¥88.4 billion net increase in unrealized holding gains on available-for-sale securities, while the net increase in investments in Seven & i Holdings Co., Ltd. was ¥1.6 billion.

—	A ¥41.0 billion decline for energy-related projects (including a foreign exchange translation loss of ¥9.5 billion) due primarily to a divestiture of all assets in oil and gas projects in the Gulf of Mexico held by MitEnergy Upstream LLC. In addition, increases in accumulated depreciation offset expenditures for investments in the Enfield and Vincent oil fields in Australia, the Tui oil field in New Zealand, and oil and gas projects in Oman, while Mitsui Oil Exploration Co., Ltd. off the coast of Thailand recorded an increase in net property and equipment in the Energy Segment.

The following table shows the details of property leased to others—at cost and property and equipment—at cost as of March 31, 2010 and 2009 by operating segment.

	Billions of Yen
	As of March 31,
	2010	2009	Change
Iron & Steel Products	¥22.6	¥24.0	¥(1.4)
Mineral & Metal Resources	158.9	99.7	59.2
Machinery & Infrastructure Projects	137.1	130.5	6.6
Chemical	53.8	49.9	3.9
Energy	424.8	436.7	(11.9)
Foods & Retail	56.8	58.2	(1.4)
Consumer Service & IT	53.1	55.2	(2.1)
Logistics & Financial Markets	62.9	50.4	12.5
Americas	83.5	85.7	(2.2)
Europe, the Middle East and Africa	15.0	14.7	0.3
Asia Pacific	5.6	4.9	0.7

Total	1,074.1	1,009.9	64.2

All Other	9.5	9.8	(0.3)
Adjustments and Eliminations	119.0	125.8	(6.8)

Consolidated Total	¥1,202.6	¥1,145.5	¥57.1

Long-term debt, less current maturities as of March 31, 2010 was ¥2,909.8 billion, a increase of ¥68.5 billion from ¥2,841.3 billion as of March 31, 2009, due mainly to an increase in long-term borrowings at Mitsui.

Shareholders’ equity as of March 31, 2010 was ¥2,230.1 billion, an increase of ¥348.4 billion from ¥1,881.7 billion as of March 31, 2009. Major components of the increase were an increase of ¥ 136.9 billion in retained earnings, a net increase of ¥111.9 billion in foreign currency translation adjustments due to the appreciation of the Australian dollar and Brazilian real and the depreciation of the U.S. dollar against the Japanese yen, and a net increase of ¥79.6 billion in unrealized holding gains on available-for-sale securities.

Cash Flows

	Billions of Yen
	Years Ended March 31,
	2010	2009	2008
Net cash provided by operating activities	¥632.4	¥582.7	¥415.8
Net cash used in investing activities	(180.1)	(290.9)	(104.8)
Net cash (used in) provided by financing activities	(214.4)	(9.8)	(185.1)
Effect of exchange rate changes on cash and cash equivalents	15.8	(33.5)	(26.7)

Net increase (decrease) in cash and cash equivalents	¥253.6	¥248.5	¥99.2

Cash Flows during the Year Ended March 31, 2010

Cash Flows from Operating Activities

Net cash provided by operating activities for the year ended March 31, 2010 was ¥632.4 billion, an increase of ¥49.7 billion from ¥582.7 billion for the corresponding previous year. Major components of net cash provided by operating activities were our operating income of ¥144.5 billion and an improvement in working capital, or changes in operating assets and liabilities, of ¥285.7 billion due to a contraction in commodity derivative trading as well as declines in commodity prices and sales volumes for the period. Other major components were:

•

Dividends received totaling ¥149.3 billion from associated companies as well as investees other than associated companies, among others from our mineral resources and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd. (Australia), Valepar S.A. (Brazil), and other Middle Eastern LNG companies; and

•	Payments of ¥106.3 billion for corporate income taxes.

Compared to the year ended March 31, 2009, operating income declined by ¥238.0 billion while net cash provided by the improvement in working capital increased by ¥218.4 billion.

Cash Flows from Investing Activities

The following table shows net cash provided by (used in) investing activities by operating segment.

	Billions of Yen
	Years Ended March 31,
	2010	2009	2008
Iron & Steel Products	¥(0.5)	¥(3.1)	¥(3.8)
Mineral & Metal Resources	(36.3)	(155.5)	(2.2)
Machinery & Infrastructure Projects	(50.3)	(36.8)	(55.0)
Chemical	(6.4)	(4.2)	(13.6)
Energy	3.6	(91.7)	97.4
Foods & Retail	(11.3)	(26.4)	(11.9)
Consumer Service & IT	(6.5)	7.4	13.3
Logistics & Financial Markets	(27.8)	5.9	0.3
Americas	(9.6)	(15.3)	(72.0)
Europe, the Middle East and Africa	2.9	(6.9)	(3.8)
Asia Pacific(*)	(4.7)	2.2	(4.0)

Total	(146.9)	(324.4)	(55.3)

All Other and Adjustments and Eliminations(*)	(33.2)	33.5	(49.5)

Consolidated Total	¥(180.1)	¥(290.9)	¥(104.8)

(*)	Until the year ended March 31, 2009, the figures of operating segments include the inter-segment transactions, for example, increase in long-term loan receivables disbursed to other operating segments. At the same time, the amounts of such inter-segment transactions are eliminated in Eliminations. For the year ended March 31, 2010, we changed accounting policy that above figures should be excluded and figures for prior years have been restated.

Net cash used in investing activities for the year ended March 31, 2010 was a net outflow of ¥180.1 billion, a ¥110.8 billion decrease from ¥290.9 billion net outflows for the year ended March 31, 2009.

•

The net outflows of cash that corresponded to investments in and advances to associated companies (net of sales of investments in and collection of advances to associated companies) were ¥44.9 billion. Major components were:

—	A subscription of newly issued shares in JA Mitsui Leasing, Ltd. for ¥30.1 billion in the Logistics & Financial Markets Segment;

—	A loan of ¥27.9 billion to an FPSO (*1) leasing business for Brazilian deepwater oil exploration in the Machinery & Infrastructure Projects Segment; and

—	A divestiture of investment in United Petroleum Development Co., Ltd. in the Energy Segment as well as a redemption of preferred shares in IPM (UK) Power Holdings Limited for ¥9.0 billion in the Machinery & Infrastructure Projects Segment.

•

A total of ¥232.2 billion was paid out for property leased to others and property and equipment; and proceeds of ¥43.8 billion was provided from sales of property leased to others and property and equipment. As a result, net cash outflows were ¥188.4 billion. Cash inflows consisted of an accumulation of small factors, major purchases of equipment included:

—	Acquisition of property and equipment for the oil and gas projects of the Enfield and Vincent oil field in Australia, Tui oil field in New Zealand, oil and gas projects in Oman, and oil and gas

(*1)	A Floating Production, Storage and Offloading (FPSO) is a floating ship-shaped vessel used for the processing and storage of oil and gas.

projects of offshore Gulf of Mexico as well as oil and gas projects by Mitsui Oil Exploration Co., Ltd. in total for ¥68.7 billion and for the coal mining projects in Australia for ¥8.8 billion in the Energy Segment;

—	Acquisition of property and equipment for the iron ore mining projects in Australia for ¥39.4 billion in the Mineral & Metal Resources Segment;

—	Leased rolling stock for ¥29.9 billion in the Machinery & Infrastructure Projects Segment; and

—	A divestiture of the entire assets in oil and gas projects in the Gulf of Mexico held by MitEnergy Upstream LLC for ¥23.5 billion.

•

A total of ¥48.8 billion was paid out for acquisitions of available-for-sale and other investments, while proceeds of ¥113.1 billion were received from sales and redemption of those securities. As a result, net cash inflows were ¥64.3 billion. For the year ended March 31, 2010, cash outflows and inflows in connection with debt securities for the purpose of corporate fund management were marginal compared to the past fiscal years. Major transactions were:

—	Investment in TPV Technology Limited for ¥14.3 billion in the Consumer Service & IT Segment;

—	Proceeds of redemption of shares in Sakhalin Energy Investment for ¥53.7 billion in the Energy Segment; and

—	Proceeds of redemption of a convertible bond from Cedyna Financial Corporation for ¥11.6 billion in the Logistics & Financial Markets Segment.

Compared to the year ended March 31, 2009, cash flows used in investing activities for the year ended March 31, 2010 decreased by ¥110.8 billion. Major reasons were additional investment in Valepar S.A. for ¥78.4 billion and the acquisitions of shares of Sims Metal Management Limited for ¥23.0 billion in the Mineral & Metal Resources Segment in the year ended March 31, 2009.

Free cash flows, or sum of net cash provided by operating activities and net cash used in investing activities, for the year ended March 31, 2010 was a net inflow of ¥452.3 billion.

Cash Flows from Financing Activities

Net cash used in financing activities for the year ended March 31, 2010 was ¥214.4 billion. Major factors were as below:

•	Net cash inflows from the borrowing of long-term debt mainly at Mitsui were ¥58.1 billion corresponding for demand of various investments.

•	Net cash outflow for the repayments of the borrowing of short-term debt at Mitsui and financial subsidiaries were ¥212.4 billion.

•	Cash outflow for the payments to noncontrolling interests was ¥47.3 billion including the purchase of shares in Mitsui Oil Exploration Co., Ltd. from noncontrolling interests.

Compared to the year ended March 31, 2009, net cash used in financing activities for the year ended March 31, 2010 increased by ¥204.6 billion, reflecting increases in net cash used due to repayment of short-term debt from the year ended March 31, 2009. See also “Funding Sources” above, for details of our fund procurement.

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

•

Dividends received totaling ¥168.5 billion from associated companies as well as investees other than associated companies, among others from our mineral resources and energy related associated companies such as Japan Australia LNG (MIMI) Pty. Ltd., Valepar S.A., and other Middle Eastern LNG companies; and

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

Cash Flows from Investing Activities

Net cash used in investing activities for the year ended March 31, 2009 was a net outflow of ¥290.9 billion, a ¥186.1 billion increase from ¥104.8 billion net outflows for the year ended March 31, 2008.

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

C.	Research & Development

For the years ended March 31, 2010, 2009 and 2008, research and development (“R&D”) expenses for the various R&D activities totaled ¥3.6 billion, ¥3.5 billion and ¥4.0 billion, respectively.

Management recognizes that individual R&D activity will not have a significant impact on our future operating results.

D.	Trend Information

See Item 5.A, B, E and F.

E.	Off-Balance Sheet Arrangements

We use off-balance sheet arrangements in the ordinary course of business to further our trading, fund-raising and other activities. Categories of off-balance sheet arrangements are as follows:

Guarantees

The following tables summarize our guarantees as of March 31, 2010 and 2009.

The maximum potential amount of future payments represents the amount without consideration of possible recoveries under recourse provision or from collateral held or pledged that we could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and they greatly exceed anticipated losses. Estimated proceeds from collateral and recourse represent the anticipated values of assets we could liquidate or receive from other parties to offset our payments under guarantees. The carrying amounts of liabilities recorded on the Consolidated Balance Sheets reflect our best estimate of future payments we may incur as part of fulfilling our guarantee obligations. Further information on contingent liabilities including those guarantees is provided in Note21, “CONTINGENT LIABILITIES.”

	Billions of Yen
As of March 31, 2010:	Maximum potential amount of future payments	Recourse provisions/ collateral	Carrying amount of liabilities
Financial Guarantees	¥319	¥36	¥6
Performance Guarantees	6	3	—
Market Value Guarantees	74	54	0

	Billions of Yen
As of March 31, 2009:	Maximum potential amount of future payments	Recourse provisions/ collateral	Carrying amount of liabilities
Financial Guarantees	¥322	¥35	¥4
Performance Guarantees	11	4	0
Market Value Guarantees	46	31	0

In the furtherance of our trading activities, it is a customary practice for us to guarantee, severally or jointly with others, indebtedness of certain of our customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities.

As lessees in operating lease contracts, certain subsidiaries have issued residual value guarantees of leased ocean transport vessels, and on the date of expiration of operating lease contracts, such subsidiaries will either purchase the leased assets at a fixed price or will be responsible for making up any shortfall between the actual sales price and the guaranteed value. In accordance with ASC810, “Consolidation,” which was formerly FASB Interpretation No. 46, “Consolidation of Variable Interest Entities (revised December 2003)”, we consolidated ¥10.7 billion and ¥11.9 billion of total assets related to certain ocean transport vessels entities at March 31, 2010 and 2009, respectively. This information is provided in Note 22, “VARIABLE INTEREST ENTITIES.”

Sales of Trade Receivables

At March 31, 2010 and 2009, the outstanding amounts of off-balance sheet arrangements in which certain trade receivables are sold to third parties were immaterial.

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

F.	Tabular Disclosure of Contractual Obligations

The following table provides our contractual obligations as of March 31, 2010 and payment due by period of these contractual obligations:

	Billions of Yen
		Payment Due by Period
Contractual Obligations	Balance as of March 31, 2010	March 2011	March 2013	March 2015	After March 2015
Long-Term Debt(1)	¥3,177	¥317	¥664	¥763	¥1,433
Capital Lease Obligations(2)	23	5	8	4	6
Operating Leases(3)	121	30	38	24	29
Long-Term Purchase Contracts(4)	3,273	1,279	855	363	776

(1)	The amounts of “Long-Term Debt” include bank borrowings and bonds, excluding the effect of the ASC 815, “Derivatives and Hedging,” which was formerly SFAS No. 133, fair value adjustment and capital lease obligations (present value of net minimum lease payments).
(2)	“Capital Lease Obligations” represents the schedule of payments for future minimum lease payments.
(3)	“Operating Leases” represents the schedule of payments for future minimum rentals. Minimum rental payments have not been reduced by minimum sublease rentals of ¥29.3 billion due in the future under noncancelable subleases.
(4)	“Long-Term Purchase Contracts” represents the schedule of payments for long-term purchase obligations, net of advance payments of ¥146 billion made to suppliers as of March 31, 2010.

For additional information regarding long-term debt, capital lease obligations and operating leases, see Note 13, “SHORT-TERM AND LONG-TERM DEBT,” and Note 8, “LEASES,” respectively.

In addition to the above, we plan to contribute ¥4.2 billion to our defined benefit pension plans for the year ending March 31, 2010.

The table above excludes estimated interest payments on liabilities and estimated payments under interest swap. Total cash paid for interest during the year ended March 31, 2010 was ¥59.1 billion.

Concerning only Mitsui which has approximately 76 % of total interest bearing debt, estimated interest payment on liabilities and estimated payments under interest swap was ¥230.8 billion. The payment amount by period was ¥25.0 billion due by March 2011, ¥49.7 billion due by March 2013, ¥51.9 billion due by March 2015 and ¥104.2 billion due after March 2015.

The table above also excludes unrecognized tax benefits of ¥4.2 billion. We had no unrecognized tax benefits classified as current liabilities. The timing of future cash outflows associated with unrecognized tax benefits classified as non current liabilities is highly uncertain.

The purchased items under “Long-Term Purchase Contracts” are principally ocean transport vessels, oil products, chemical materials, metals and machinery and equipment, either at fixed prices or at basic purchase prices adjustable to the market. In general, our customers, primarily large Japanese industrial companies and shipping firms, are also parties to the contracts, or conclude separate agreements with us, and are committed to purchasing the items from us. Therefore, management does not recognize that these long-term purchase contracts could have seriously adverse effects on our future liquidity. As of March  31, 2010, there was no outstanding balance of purchase contracts which have unconditional payment conditions.

Item 6.    Directors, Senior Management and Employees.

A.	Directors and Senior Management.

We are managed by a Board of Directors and Executive Officers. As of June 23, 2010, we have thirteen Directors and forty-one Executive Officers including eight of whom are also Directors. In accordance with Mitsui’s Articles of Incorporation, each Director was elected for a term of one year. Each Executive Officer has been appointed by the Board of Directors.

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

As of June 23, 2010, Mitsui’s Executive Officers consisted of one President, four Executive Vice Presidents, five Senior Executive Managing Officers, thirteen Executive Managing Officers and eighteen Managing Officers.

The execution of the Directors’ functions (including their functions to supervise and monitor the activities of the Executive Officers) is audited by Corporate Auditors. Each Corporate Auditor is elected by shareholders of Mitsui at a general meeting of shareholders. As of June 23, 2010, we have six Corporate Auditors. In performing their auditing activities, they act independently of each other while they constitute and act through the Board of Corporate Auditors, as the Companies Act of Japan requires.

Directors, Corporate Auditors and Executive Officers

Our Directors, Corporate Auditors and Executive Officers as of June 23, 2010 were:

Directors

Name	Position
Shoei Utsuda	Chairman of the Board of Directors

Masami Iijima	Representative Director

Ken Abe	Representative Director

Junichi Matsumoto	Representative Director

Seiichi Tanaka	Representative Director

Norinao Iio	Representative Director

Takao Omae	Representative Director

Masayoshi Komai	Representative Director

Daisuke Saiga	Representative Director

Nobuko Matsubara(1)	Director

Ikujiro Nonaka(1)	Director

Hiroshi Hirabayashi(1)	Director

Toshiro Muto(1)	Director

(1)	Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka, Mr. Hiroshi Hirabayashi and Mr. Toshiro Muto are external directors. See “Item 6.C. Board Practices.”

Corporate Auditors

Name	Position
Satoru Miura(2)	Corporate Auditor

Motonori Murakami(2)	Corporate Auditor

Hideharu Kadowaki(3)	Corporate Auditor

Naoto Nakamura(3)	Corporate Auditor

Kunihiro Matsuo(3)	Corporate Auditor

Hiroyasu Watanabe(3)	Corporate Auditor

(2)	Mr. Satoru Miura and Mr. Motonori Murakami are full-time Corporate Auditors.
(3)	Mr. Hideharu Kadowaki, Mr. Naoto Nakamura, Mr. Kunihiro Matsuo and Mr. Hiroyasu Watanabe are external Corporate Auditors. See “Item 6.C. Board Practices.”

Executive Officers

Name	Title and Principal Position
Masami Iijima	President and Chief Executive Officer; Chairman of Internal Controls Committee

Ken Abe	Executive Vice President; Mineral & Metal Resources Business Unit; Basic Chemicals Business Unit; Performance Chemicals Business Unit; Transportation Logistics Business Unit, Chairman of Portfolio Management Committee

Junichi Matsumoto	Executive Vice President; Chief Financial Officer; Corporate Staff Unit (Financial Planning & Administrative Division, Global Controller Division, Segment Controller Division, Finance Division, Investment Administration Division, Credit Risk Management Division, Market Risk Management Division, Investor Relations Division); Chairman of Disclosure Committee

Seiichi Tanaka	Executive Vice President; Chief Information Officer; Chief Privacy Officer; Corporate Staff Unit (Corporate Planning & Strategy Division, Information Technology Promotion Division, CSR Promotion Division, Corporate Communications Division); Global Strategy, New Business Promotion; Environmental Matters; Chairman of Information Strategy Committee, Chairman of CSR Promotion Committee

Toshimasa Furukawa	Executive Vice President; Chief Operating Officer of Asia Pacific Business Unit

Norinao Iio	Senior Executive Managing Officer; Energy Business Unit I; Energy Business Unit II; Financial Markets Business Unit; Domestic Offices and Branches; Chairman of Environment and New Energy Committee

Takao Omae	Senior Executive Managing Officer; Infrastructure Projects Business Unit; Motor Vehicles Business Unit; Consumer Service Business Unit; IT Business Unit

Masayoshi Komai	Senior Executive Managing Officer; Iron & Steel Products Business Unit; Marine & Aerospace Business Unit; Foods & Retail Business Unit

Koji Nakamura	Senior Executive Managing Officer; Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Masaaki Fujita	Senior Executive Managing Officer; Chief Operating Officer of Americas Business Unit

Daisuke Saiga	Executive Managing Officer; Chief Compliance Officer; Corporate Staff Unit (Secretariat, Corporate Auditor Division, Human Resources & General Affairs Division, Legal Division, Logistics Management Division); Business Continuity Management; Chairman of Compliance Committee; Chairman of Diversity Promotion Committee

Junichi Mizonoue	Executive Managing Officer; President of Mitsui & Co. (Thailand) Ltd.

Osamu Koyama	Executive Managing Officer; President & CEO of Mitsui Global Strategic Studies Institute

Shigeru Hanagata	Executive Managing Officer; General Manager of Nagoya Office

Yoshinori Setoyama	Executive Managing Officer; General Manager of Kyushu Office

Name	Title and Principal Position
Masahiko Okamura	Executive Managing Officer; General Manager of Osaka Office

Noriaki Sakamoto	Executive Managing Officer; Deputy Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit

Fuminobu Kawashima	Executive Managing Officer; Chief Operating Officer of Marine & Aerospace Business Unit

Joji Okada	Executive Managing Officer; Deputy Chief Financial Officer; General Manager of Global Controller Division; Chairman of SOA Sec. 404 Committee

Takashi Yamauchi	Executive Managing Officer; Chief Operating Officer of Transportation Logistics Business Unit

Shuji Nakura	Executive Managing Officer; Chief Operating Officer of IT Business Unit

Masayuki Kinoshita	Executive Managing Officer; Chief Operating Officer of Mineral & Metal Resources Business Unit

Atsushi Oi	Executive Managing Officer; Chief Representative of Mitsui & Co., Ltd. in China

Terukazu Okahashi	Managing Officer; President of Mitsui & Co. (Canada) Ltd.

Katsumi Ogawa	Managing Officer; Deputy Chief Operating Officer of Americas Business Unit

Takashi Fukunaga	Managing Officer; Chief Operating Officer of Foods & Retail Business Unit

Mitsuhiko Kawai	Managing Officer; Chief Operating Officer of Financial Markets Business Unit

Noritaka Tanaka	Managing Officer; General Manager of Investment Administration Division

Susumu Uneno	Managing Officer; Chief Operating Officer of Performance Chemicals Business Unit

Kazuhiko Fukuchi	Managing Officer; Chief Operating Officer of Consumer Service Business Unit

Shintaro Ambe	Managing Officer; Chief Operating Officer of Infrastructure Projects Business Unit

Motomu Takahashi	Managing Officer; Chief Operating Officer of Iron & Steel Products Business Unit

Mitsuo Hidaka	Managing Officer; Chief Operating Officer of Energy Business Unit II

Ichizo Kobayashi	Managing Officer; Chief Operating Officer of Motor Vehicles Business Unit

Makoto Yoshimura	Managing Officer; General Manager of Internal Auditing Division

Tatsuo Nakayama	Managing Officer; President of Mitsui & Co. (Brasil) S.A.

Motonobu Sato	Managing Officer; General Director of Mitsui & Co. Vietnam Ltd.

Koichi Tanaka	Managing Officer; General Manager of Segment Controller Division

Hironobu Ishikawa	Managing Officer; General Manager of Human Resources & General Affairs Division

Hiroyuki Kato	Managing Officer; Chief Operating Officer of Energy Business Unit I

Yoshihiro Hombo	Managing Officer; Chief Operating Officer of Basic Chemicals Business Unit

The date of birth, the position as of June 23, 2010 and the prior positions of our Directors and Corporate Auditors were provided below.

Directors
Name	Shoei Utsuda
Date of Birth	February 12, 1943
Current Position	Chairman of the Board of Directors (since April 1, 2009)
Prior Positions	•1997	A member of Board of Directors (Director, General Manager of Machinery & Information Industries Administrative Division)
	•2000	Representative Director, Executive Managing Director, General Manager of Corporate Planning Division
	•2002/4	Representative Director, Senior Executive Managing Officer, Chief Strategic Officer (Responsible for Administrative Division), Chief Operating Officer of Business Process Re-Engineering Project
	•2002/10	Representative Director, President & Chief Executive Officer

Name	Masami Iijima
Date of Birth	September 23, 1950
Current Position	Representative Director, President and Chief Executive Officer (since April 1, 2009)
Prior Positions	•2006	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
	•2007	Managing Officer, Chief Operating Officer of Mineral & Metal Resources Business Unit
	•2008/4	Executive Managing Officer
	•2008/6	Representative Director, Executive Managing Officer
	•2008/10	Representative Director, Senior Executive Managing Officer

Name	Ken Abe
Date of Birth	September 19, 1947
Current Position	Representative Director, Executive Vice President (since April 1, 2010)
Prior Positions	•2002	Managing Officer, General Manager of Metals Administrative Division, Metal Products & Mineral Group
	•2003	Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials Unit
	•2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Raw Materials and Non-Ferrous Metals Business Unit
	•2006	Senior Executive Managing Officer, Chief Operating Officer of Europe Business Unit
	•2007	Senior Executive Managing Officer, Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit
	•2008/4	Executive Vice President, Director of Mitsui & Co. (U.S.A), Inc.
	•2008/6	Representative Director, Executive Vice President, Director of Mitsui & Co. (U.S.A), Inc.

Name	Junichi Matsumoto
Date of Birth	September 25, 1947
Current Position	Representative Director, Executive Vice President, Chief Financial Officer (since August 1, 2009)
Prior Positions	•2002	Managing Officer, General Manager of Corporate Planning Division
	•2003	Managing Officer, Deputy Chief Representative of Mitsui & Co., Ltd. in China
	•2004	Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit
	•2005	Executive Managing Officer, Chief Operating Officer of Transportation Logistics Business Unit
	•2007/4	Senior Executive Managing Officer, Chief Compliance Officer, Chief Privacy Officer
	•2007/6	Representative Director; Senior Executive Managing Officer, Chief Compliance Officer, Chief Privacy Officer
	•2008	Representative Director; Executive Vice President, Chief Financial Officer, Chief Compliance Officer

Name	Seiichi Tanaka
Date of Birth	January 12, 1953
Current Position	Representative Director, Executive Vice President, Chief Information Officer, Chief Privacy Officer (since April 1, 2010)
Prior Positions	•2006	Managing Officer, General Manager of Human Resources & General Affairs Division
	•2008/4	Executive Managing Officer, Chief Privacy Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
	•2008/6	Representative Director, Executive Managing Officer, Chief Privacy Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
	•2008/10	Representative Director, Senior Executive Managing Officer, Chief Privacy Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
	•2009	Representative Director, Senior Executive Managing Officer, Chief Information Officer, Chief Privacy Officer

Name	Norinao Iio
Date of Birth	March 2, 1951
Current Position	Representative Director, Senior Executive Managing Officer (since April 1, 2010)
Prior Positions	•2005	Managing Officer, Chief Operating Officer of Energy Business Unit
	•2007	Managing Officer, Chief Operating Officer of Energy Business Unit II
	•2008/4	Executive Managing Officer, Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit
	•2008/10	Senior Executive Managing Officer, Chief Operating Officer of EMEA (Europe, the Middle East and Africa) Business Unit
	•2009/4	Senior Executive Managing Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
	•2009/6	Representative Director, Senior Executive Managing Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd.
	•2009/8	Representative Director, Senior Executive Managing Officer, Director of Mitsui & Co. (Asia Pacific) Pte. Ltd., Chief Compliance Officer

Name	Takao Omae
Date of Birth	December 18, 1949
Current Position	Representative Director, Senior Executive Managing Officer (since June 23, 2009)
Prior Positions	•2005	Managing Officer, President of Mitsui Brasileira Importacao e Exportacao S.A.
	•2007	Executive Managing Officer, President of Mitsui Brasileira Importacao e Exportacao S.A.
	•2008	Executive Managing Officer, Chief Operating Officer of Infrastructure Projects Business Unit
	•2009/4	Senior Executive Managing Officer

Name	Masayoshi Komai
Date of Birth	August 3, 1949
Current Position	Representative Director, Senior Executive Managing Officer (since June 23, 2010)
Prior Positions	•2007	Managing Officer, Executive Deputy Chief Representative in China, Chairman & President of Mitsui & Co., Shanghai Ltd.
	•2008	Managing Officer, Chief Operating Officer of Marine & Aerospace Business Unit
	•2009	Executive Managing Officer, Chief Operating Officer of Marine & Aerospace Business Unit
	•2010/4	Senior Executive Managing Officer

Name	Daisuke Saiga
Date of Birth	March 16, 1955
Current Position	Representative Director, Executive Managing Officer, Chief Compliance Officer (since June 23, 2010)
Prior Positions	•2008	Managing Officer, General Manager of Human Resources & General Affairs Division
	•2010/4	Executive Managing Officer, Chief Compliance Officer

Name	Nobuko Matsubara
Date of Birth	January 9, 1941
Current Position	Director (since June 23, 2006)
Principal Positions at Business Organizations Outside Mitsui
Director, Daiwa Securities Group Inc.
Prior Positions	•1987	Director of International Labor Division, Minister’s Secretariat, the Ministry of Labor
	•1991	Director-General of Women’s Bureau, the Ministry of Labor
	•1997	Vice Minister of the Ministry of Labor
	•1999	President of Japan Association for Employment of Persons with Disabilities
	•2002/9	Ambassador Extraordinary and Plenipotentiary of Japan to Italy
	•2002/11	Ambassador Extraordinary and Plenipotentiary of Japan to Albania, to San Marino and to Malta
	•2006/1	Advisor to Japan Institute of Workers’ Evolution
	•2006/7	Chairman of Japan Institute of Workers’ Evolution

Name	Ikujiro Nonaka
Date of Birth	May 10, 1935
Current Position	Director (since June 22, 2007)
Principal Positions at Business Organizations Outside Mitsui
Director, Seven & i Holdings Co., Ltd.
Prior Positions	•1977	Professor, Management Faculty, Nanzan University
	•1979	Professor, National Defense Academy of Japan
	•1982	Professor, Institute of Business Research, Hitotsubashi University
	•1995	Professor, Graduate School of Knowledge Science, JAIST
	•1997	Xerox Distinguished Professor in Knowledge, Walter A. Haas School of Business, University of California, Berkeley
	•2000	Professor, Graduate School of International Corporate Strategy, Hitotsubashi University
	•2006	Professor Emeritus, Hitotsubashi University
	•2007	First Distinguished Drucker Scholar in Residence, Drucker School of Claremont Graduate University

Name	Hiroshi Hirabayashi
Date of Birth	May 5, 1940
Current Position	Director (since June 22, 2007)
Principal Positions at Business Organizations Outside Mitsui
Director, TOSHIBA CORPORATION
Director, DAIICHI SANKYO CO., LTD. (elected by shareholders of DAIICHI SANKYO CO., LTD. at a general meeting of shareholders on June 28, 2010)
Prior Positions	•1988	Director, Management and Coordination Division, Minister’s Secretariat, the Ministry of Foreign Affairs
	•1990	Minister, Japanese Embassy in the U.S.A
	•1992	Envoy, Japanese Embassy in the U.S.A
	•1993	Director-General, Economic Cooperation Bureau, the Ministry of Foreign Affairs
	•1995	Chief Cabinet Councilor’s Office on External Affairs, Cabinet Secretariat
	•1997	Secretary-General, Indo-China Refugees Measures Coordination Conference
	•1998	Ambassador Extraordinary and Plenipotentiary to India and Bhutan
	•2002	Ambassador Extraordinary and Plenipotentiary to France and Andorra
	•2003	Ambassador Extraordinary and Plenipotentiary to Djibouti
	•2006	Ambassador in charge of Inspection, the Ministry of Foreign Affairs
	•2007/3	Councilor, The Japan Forum on International Relations, Inc.
	•2007/6	President, The Japan-India Association
	•2008	Visiting Professor, Waseda University, Graduate School of Asia-Pacific Studies
	•2009	Vice President, The Japan Forum on International Relations, Inc.

Name	Toshiro Muto
Date of Birth	July 2, 1943
Current Position	Director (since June 23, 2010)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, Sumitomo Metal Industries, Ltd.
Prior Positions	•1999	Director-General of the Budget Bureau, the Ministry of Finance
	•2000	Administrative Vice Minister, the Ministry of Finance
	•2003/1	Special Advisor to the Ministry of Finance
	•2003/3	Deputy Governor, Bank of Japan
	•2008/6	Visiting Professor, Research Center for Advanced Science and Technology, The University of Tokyo
	•2008/7	Chairman of Daiwa Institute of Research Ltd.
	•2009	Director, Principal The Kaisei Academy

Corporate Auditors
Name	Satoru Miura
Date of Birth	March 2, 1947
Current Position	Corporate Auditor (since June 22, 2007)
Prior Positions	•2001	A member of Board of Directors (Director, Chief Operating Officer of Iron & Steel Products Business Unit)
	•2002	Director, Senior Managing Officer, Chief Operating Officer of Iron & Steel Products Unit, Metals Group
	•2004	Executive Managing Officer, Chief Operating Officer of Iron & Steel Products Business Unit
	•2005	Executive Managing Officer, General Manager of Nagoya Office
	•2007/4	Executive Managing Officer

Name	Motonori Murakami
Date of Birth	November 19, 1948
Current Position	Corporate Auditor (since June 22, 2007)
Prior Positions	•2003	Managing Officer, General Manager of Accounting Division
	•2006	Executive Managing Officer, Assistant to Senior Executive Managing Officer (Corporate Staff Division), Assistant to Chief Financial Officer

Name	Hideharu Kadowaki
Date of Birth	June 20, 1944
Current Position	Corporate Auditor (since June 24, 2004)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, Mitsui Chemicals, Inc.
Prior Positions	•1996	Director, The Sakura Bank Ltd.
	•1998	Managing Director, The Sakura Bank Ltd.
	•1999	Managing Director & Executive Managing Officer, The Sakura Bank Ltd.
	•2000	Senior Managing Director and Senior Executive Managing Officer, The Sakura Bank Ltd.
	•2001	Senior Managing Director and Senior Executive Managing Officer, The Sumitomo Mitsui Banking Corporation
	•2002	Senior Managing Director, Sumitomo Mitsui Financial Group, Inc.
	•2003	Deputy President, Sumitomo Mitsui Financial Group, Inc.
	•2004	Chairman of the Institute, The Japan Research Institute, Limited
	•2008	Special Advisor & Senior Fellow, The Japan Research Institute, Limited

Name	Naoto Nakamura
Date of Birth	January 25, 1960
Current Position	Corporate Auditor (since June 23, 2006)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, Asahi Breweries, Ltd.
Prior Positions	•1985/4	Admitted to the member of Second Tokyo Bar Association
	•1985/4	Joined Mori Sogo Law Office
	•1998	Founded HIBIYA PARK LAW OFFICES and became a partner
	•2003	Founded Law Firm of Naoto Nakamura (currently Law Firm of Nakamura, Tsunoda & Matsumoto) and became a partner

Name	Kunihiro Matsuo
Date of Birth	September 13, 1942
Current Position	Corporate Auditor (since June 24, 2008)
Principal Positions at Business Organizations Outside Mitsui
Director, Asahi Glass Co., Ltd.
Director, Tokyo Stock Exchange Group, Inc.
Corporate Auditor, Toyota Motor Corporation
Corporate Auditor, Sompo Japan Insurance Inc.
Corporate Auditor, Komatsu Ltd.
Prior Positions	•1968	Appointment as Public Prosecutor
	•1999	Vice Minister of Justice
	•2004	Attorney General
	•2006	Admission as Attorney at Law

Name	Hiroyasu Watanabe
Date of Birth	April 11, 1945
Current Position	Corporate Auditor (since June 23, 2009)
Principal Positions at Business Organizations Outside Mitsui
Corporate Auditor, NOMURA Co., Ltd.
Corporate Auditor, JX Holdings, Inc.
Prior Positions	•1994	Director-General, Nagoya Taxation Bureau, National Tax Agency, Ministry of Finance
	•1995	Director-General, Kinki Finance Bureau, Ministry of Finance
	•1996	Deputy Director-General, Tax Bureau, Ministry of Finance
	•1997	Director-General, Tokyo Taxation Bureau, National Tax Agency, Ministry of Finance
	•1998	Director-General, Customs and Tariff Bureau, Ministry of Finance
	•2000	President, Policy Research Institute, Ministry of Finance
	•2002	Commissioner, National Tax Agency, Ministry of Finance
	•2003	Visiting Professor, University of Tokyo
	•2004	Professor, Waseda University

There is no family relationship between any Directors, Corporate Auditors, Executive Officers and any other persons named above. There is no arrangement or understanding between any of the above and any other person pursuant to which they were selected as a Director, a Corporate Auditor or a member of the senior management.

B.	Compensation.

The aggregate amount of compensation and benefits in kind paid to Directors, Corporate Auditors and Executive Officers during the year ended March 31, 2010 was ¥3,988 million. A breakdown is provided as below.

Directors and Corporate Auditors

The remuneration of Directors and Corporate Auditors totaling ¥984 million during the year ended March 31, 2010 was as follows.

	Number of recipients	Monthly remuneration	Bonus	Total remuneration
Directors (excluding External Directors)	11	¥611 million	¥150 million	¥761 million
Corporate Auditors (excluding External Auditors)	3	¥127 million	—	¥127 million
External Directors and External Corporate Auditors	9	¥96 million	—	¥96 million

Total	23	¥834 million	¥150 million	¥984 million

Notes:

i)	Limits on monthly remuneration of Directors and Corporate Auditors have been determined by General Meeting of Shareholders resolutions as follows: for Directors, there is a total limit of ¥70 million per month (by resolution of June 22, 2007); for Corporate Auditors, there is a total limit of ¥20 million per month (by resolution of June 22, 2007).
ii)	The above table does not include retirement allowances paid to the retiring Directors and Corporate Auditor.

The Remuneration Committee which is chaired by an External Director studies the system related to remuneration and bonuses for Directors and Executive Officers while evaluating remuneration proposals for them.

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

Corporate Auditors receive only monthly remunerations which do not include any factor depending on the performance of the companies. Monthly remuneration for each of Corporate Auditors is determined by discussions among the Corporate Auditors and within the total limit of ¥20 million per month.

The following table contains information about compensation, including retirement allowances, earned by the named directors who earned more than ¥100 million per year for the year ended March 31, 2010.

Name	Payer	Monthly remuneration	Bonus	Retirement allowance	Total compensation
Nobuo Ohashi	Mitsui	¥26 million	—	¥164 million	¥190 million
Shoei Utsuda	Mitsui	¥106 million	¥26 million	—	¥132 million
Masami Iijima	Mitsui	¥109 million	¥26 million	—	¥135 million

Executive Officers

The remuneration of Executive Officers (excluding Executive Officers who are also Directors) totaled ¥2,081 million during the year ended March 31, 2010, comprised of ¥718 million in bonuses and ¥1,363million in monthly remunerations. The Remuneration Committee also reviews and reports to the Board of Directors on appropriateness of remuneration system and compensation levels for Executive Officers.

Pension Plans and Retirement Allowances

In addition, the aggregate amount of benefits from Directors’ and Corporate Auditors’ Pension Plans and retirement allowances for retiring Directors and Corporate Auditors—accrued prior to the abolition of the retirement allowance system which includes the aforementioned pension plans and retirement allowances—paid during the year ended March 31, 2010 was ¥923 million.

Our retirement allowance system for Directors and Corporate Auditors was abolished pursuant to a resolution of the Board of Directors in February 2004. Up to this resolution, in accordance with customary Japanese business practices, a retiring Director or Corporate Auditor was entitled to receive a retirement allowance, which was subject to approval by shareholders at a general meeting of shareholders, as well as a pension. The amount of the retirement allowance generally reflected the number of years of service, rank at the time of retirement and special contributions to our performance. After the abolition of the retirement allowance system, retirement allowances are not paid except for those accrued prior to the abolition.

The aggregate amount set aside by us to provide pension benefits to those who are eligible for Directors’ and Corporate Auditors’ Pension Plans was ¥3,956 million as of March 31, 2010.

Mitsui has no stock option plans for Mitsui’s Directors and Senior Management.

C.	Board Practices.

The information in “Item 6.A. Directors and Senior Management” is incorporated into this section by reference.

None of our Directors have entered into any service contracts with us providing for benefits upon termination of his or her employment.

The Companies Act of Japan allows a company to adopt the “Committee System” as the framework for corporate governance. We have decided, however, to maintain the corporate auditor system because we believe that our Corporate Auditors, of whom two are full-time and four are external Auditors as of June 23, 2010 and whose functions are legally defined and reinforced, provide adequate auditing functions. Furthermore, internal Directors are familiar with our business operations and can therefore contribute to effective management. Although we retained the corporate auditor system, we have decided to adopt certain aspects of the Committee System and have established three committees (the Governance Committee, the Nomination Committee, and the Remuneration Committee) to provide advice to the Board of Directors.

Functions and Composition of three committees

The functions and composition of three committees are provided as below.

Governance Committee

Assignment :	To study the state and direction of Mitsui’s corporate governance

Composition :	Chairman of the Board of Directors (committee chair, Shoei Utsuda), President (Masami Iijima), External Directors 2 (Nobuko Matsubara, Ikujiro Nonaka), internal Directors 3 (Seiichi Tanaka , Junichi Matsumoto, Daisuke Saiga), External Corporate Auditor 1 (Hideharu Kadowaki)

Nomination Committee

Assignment :	To establish the selection standards and processes used in nominating directors and executive officers as well as evaluating director nomination proposals

Composition :	President (committee chair, Masami Iijima), External Directors 2 (Ikujiro Nonaka, Hiroshi Hirabayashi), internal Directors 2 (Seiichi Tanaka, Daisuke Saiga)

Remuneration Committee

Assignment :	To study the system and decision-making process related to remuneration and bonuses for directors and executive officers as well as evaluating remuneration proposals for them

Composition :	External Director (committee chair, Toshiro Muto), President (Masami Iijima), internal Directors 2 (Junichi Matsumoto, Daisuke Saiga)

Our Directors and Corporate Auditors are elected at the general meeting of shareholders. In accordance with our Articles of Incorporation, the normal term of office for our Directors is one year and for our Corporate Auditors is four years. However, they may both serve any number of consecutive terms. The following table shows our Directors’, Corporate Auditors’ and Executive Officers’ terms of office from appointment to June 2010 and their shareholdings as of March 31, 2010.

	Length of Time Served in Office (From Appointment to June 2010)	Shareholdings as of March 31, 2010
Director:
Shoei Utsuda	13 years	74,275
Masami Iijima	2 years	29,587
Ken Abe	2 years	39,249
Junichi Matsumoto	3 years	29,396
Seiichi Tanaka	2 years	12,682
Norinao Iio	1 year	14,444
Takao Omae	1 year	18,572
Masayoshi Komai	Less than 1 year	10,628
Daisuke Saiga	Less than 1 year	5,452
Nobuko Matsubara(1)	4 years	2,917
Ikujiro Nonaka(1)	3 years	13,675
Hiroshi Hirabayashi(1)	3 years	4,638
Toshiro Muto(1)	Less than 1 year	0

Note (1)	Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka, Mr. Hiroshi Hirabayashi and Mr. Toshiro Muto are external Directors.

	Date of Expiration of Current Term of Office	Length of Time Served in Office (From Appointment to June 2010)	Shareholdings as of March 31, 2010
Corporate Auditor:
Satoru Miura	June 2011	3 years	23,164
Motonori Murakami	June 2011	3 years	26,866
Hideharu Kadowaki(2)	June 2012	6 years	9,863
Naoto Nakamura(2)	June 2014	4 years	0
Kunihiro Matsuo(2)	June 2012	2 years	3,557
Hiroyasu Watanabe(2)	June 2013	1 year	351

Note (2)	Mr. Hideharu Kadowaki, Mr. Naoto Nakamura, Mr. Kunihiro Matsuo and Mr. Hiroyasu Watanabe are external Corporate Auditors.

	Length of Time Served in Office (From Appointment to June 2010)(3)	Shareholdings as of March 31, 2010
Executive Officer (excluding Executive Officers who are also a Director):
Toshimasa Furukawa	8 years	25,285
Koji Nakamura	6 years	22,268
Masaaki Fujita	5 years	13,968
Junichi Mizonoue	5 years	12,500
Osamu Koyama	5 years	9,987
Shigeru Hanagata	4 years	18,065
Yoshinori Setoyama	3 years	20,305
Masahiko Okamura	3 years	15,949
Noriaki Sakamoto	3 years	7,428
Fuminobu Kawashima	3 years	15,842
Joji Okada	2 years	17,741
Takashi Yamauchi	2 years	6,842
Shuji Nakura	2 years	5,452
Masayuki Kinoshita	2 years	8,789
Atsushi Oi	2 years	5,863
Terukazu Okahashi	4 years	15,607
Katsumi Ogawa	3 years	10,180
Takashi Fukunaga	2 years	5,453
Mitsuhiko Kawai	2 years	13,533
Noritaka Tanaka	1 year	2,851
Susumu Uneno	1 year	5,908
Kazuhiko Fukuchi	1 year	13,289
Shintaro Ambe	1 year	5,138
Motomu Takahashi	1 year	3,884
Mitsuo Hidaka	1 year	9,670
Ichizo Kobayashi	1 year	2,713
Makoto Yoshimura	Less than 1 year	0
Tatsuo Nakayama	Less than 1 year	2,825
Motonobu Sato	Less than 1 year	0
Koichi Tanaka	Less than 1 year	11,171
Hironobu Ishikawa	Less than 1 year	13,265
Hiroyuki Kato	Less than 1 year	9,793
Yoshihiro Hombo	Less than 1 year	1,500

Total Shareholdings by Directors, Corporate Auditors, and Executive Officers		652,380

Note (3)	The rules of Executive Officers provide for the term of the Executive Officers as one year starting April 1 and ending March 31.

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

Limitation of Liabilities of Directors and Corporate Auditors

The Articles of Incorporation of Mitsui provide that Mitsui may, by resolution of the Board of Directors, exempt the Directors and Corporate Auditors from their liabilities to the extent as permitted by the Companies Act of Japan. The Articles of Incorporation of Mitsui also provide that Mitsui may conclude a contract with external Directors and external Corporate Auditors to limit the liability of such Directors and Corporate Auditors to the extent as permitted by the Companies Act of Japan. In accordance with such provision of the Articles of Incorporation, Mitsui has concluded with external Directors (Ms. Nobuko Matsubara, Mr. Ikujiro Nonaka, Mr. Hiroshi Hirabayashi and Mr. Toshiro Muto) and external Corporate Auditors (Mr. Hideharu Kadowaki, Mr. Naoto Nakamura, Mr. Kunihiro Matsuo and Mr. Hiroyasu Watanabe), respectively, contracts to limit their liability to the extent permitted by the Companies Act of Japan.

D.	Employees.

As of March 31, 2010, 2009, and 2008, we had 41,454, 39,864, and 39,161 employees, respectively. The average number of temporary employees during the year ended March 31, 2010 was 19,507.

Effective April 1, 2008, some of the chemical and automobile subsidiaries located in North and South America, which had been included in “Chemical” and “Machinery & Infrastructure Projects” respectively, were transferred to “Americas” to further strengthen the regional strategies of these subsidiaries.

Furthermore, effective April 1, 2009, Mitsui & Co. Financial Services (Australia) Pty Ltd which had been included in the Asia Pacific Segment, was transferred to the All Others Segment.

For more information, see Note 17, “Segment Information,” to our consolidated financial statements.

The following tables provide the numbers of employees by operating segment as of the years ended March 31, 2010, 2009 and 2008.

	As of March 31,
	2010	2009	2008(*)
Operating Segment:
Iron & Steel Products	2,257	2,282	2,255
Mineral & Metal Resources	559	570	757
Machinery & Infrastructure Projects	10,489	10,227	9,717
Chemical	2,953	2,752	3,489
Energy	1,769	1,360	1,633
Foods & Retail	5,163	5,673	6,008
Consumer Service & IT	4,630	4,505	4,540
Logistics & Financial Markets	1,515	1,445	1,177
Americas	6,265	5,544	4,297
Europe, the Middle East and Africa	1,527	1,342	1,299
Asia Pacific	2,371	2,338	2,196
All Other	1,956	1,826	1,793

Total	41,454	39,864	39,161

(*)	The numbers of employees in Machinery & Infrastructure Projects and in Total as of March 31, 2008 have been corrected due to an immaterial error.

We consider relations between management and our labor unions to be good.

E.	Share Ownership.

Directors, Corporate Auditors and Executive Officers

As of March 31, 2010, the members of Mitsui’s Board of Directors, Corporate Auditors and Executive Officers who are incumbent as of June, 2010 had held as a group, 652,380 shares of our common stock, representing 0.036% of the shares outstanding. None of these shares differ as to their voting rights. This number of shares included 61,719 shares held by Mitsui Executives’ Shareholding Association.

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

Employees Shareholding Association

Mitsui operates an Employees’ Shareholding Association which, as of March 31, 2010, had 3,667 employee member participants.

Employee members declare monthly the amount to be deducted from his or her salary to be used to purchase shares of common stock of Mitsui through the Employees’ Shareholding Association. Employee members receive from Mitsui a monthly subsidy equivalent to 10% of the declared amount, enabling them to purchase shares equivalent to 110% of the declared amount. Employee members are entitled to dividends which are applied towards the purchase of additional shares through the Employees’ Shareholding Association. Employee members are able to sell part of their shares that have been reserved for them under the Employees’ Shareholding Association’s plan, in multiples of 100 shares (1,000 shares until March 2009), once every month. As of March 31, 2010, the total amount of shares having voting rights owned by the Employees’ Shareholding Association was 12,185,621, representing 0.67% of the total shares issued and outstanding.

Mitsui does not have any other arrangements for its employees that involve the issue or grant of options, shares or securities of Mitsui.

Item 7.    Major Shareholders and Related Party Transactions.

A.	Major Shareholders.

As of March 31, 2010, there were 1,829,153,527 shares of our common stock issued (including 4,331,644 shares of treasury stock), of which 23,440,400 shares were in the form of ADSs, representing 1.28% of our then outstanding common stock, and 313,625,970 shares, representing 17.14% of our then outstanding common stock, were held of record in the form of common stock by residents in the United States. The number of registered ADS holders was 30, and the number of registered holders of shares of common stock in the United States was 228.

The following table shows our major shareholders as of March 31, 2010, including shareholders who owned less than 5% of our then outstanding common stock, disclosed under the Financial Instruments and Exchange Law of Japan.

Shareholders	Thousands of Shares of Common Stock Owned	Percentage of Common Stock Issued(*)
The Master Trust Bank of Japan, Ltd. (trust account)	158,880	8.68%
Japan Trustee Services Bank, Ltd. (trust account)	135,395	7.40%
Sumitomo Mitsui Banking Corporation	38,500	2.10%
The Chase Manhattan Bank N.A. London Secs Lending Omnibus Account	35,793	1.95%
Nippon Life Insurance Company	35,070	1.91%
The Chuo Mitsui Trust and Banking Company, Limited	30,799	1.68%
Japan Trustee Services Bank, Ltd. (trust account 9)	30,157	1.64%
State Street Bank and Trust Company	27,380	1.49%
Mitsui Sumitomo Insurance Company, Limited	24,726	1.35%
State Street Bank and Trust Company 505225	22,794	1.24%

(*)	The figures are rounded down to two decimal places.

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

Based on such reports we have received, we are aware that each of the following persons, together with its affiliates, was the beneficial owner of our common stock in the amounts and as of the dates shown in the following tables:

Fidelity Investments Japan Limited

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
May 31, 2007	90,801,000	5.08%
March 31, 2008	69,399,760	3.82

AllianceBernstein Japan Ltd.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
February 29, 2008	116,987,615	6.44%
August 29, 2008	93,716,155	5.14
September 30, 2008	116,241,355	6.38
November 28, 2008	90,056,395	4.93

Mitsubishi UFJ Financial Group, Inc.

Ownership as of	Shares of Common Stock Owned(*1)	Percentage of Common Stock Issued(*2)
October 8, 2007	147,839,726	8.16%
August 25, 2008	130,666,673	7.16
October 12, 2009	140,314,863	7.68

(*1)	The numbers of shares of common stock owned include those of convertible bonds owned that are calculated on a fully diluted basis.
(*2)	The percentage figures are calculated as of the dates shown in the table. Percentage figures as of March 31, 2010 are not necessarily available from the aforementioned reports.

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

Our principal associated companies include Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), JA Mitsui Leasing, Ltd. (33.40%), Sims Metal Management Limited (17.76%), P.T. Paiton Energy (36.32%), IPM EAGLE LLP (30.00%), and Penske Automotive Group, Inc. (16.89%), among others.

The following table shows information regarding account balances and transactions with associated companies:

Billions of Yen
As of March 31, 2010
Accounts receivable, trade	¥162
Advances to associated companies	175
Accounts payable, trade	64

Dividends received from associated companies for the year ended March 31, 2010 amounted to ¥112 billion.

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

In furtherance of their trading activities, it is customary practice for us to loan or guarantee, severally and jointly with others, indebtedness of certain customers and suppliers and of certain associated companies as well as to guarantee the performance of contracts by such entities. At March 31, 2010, the aggregate amount of loans (including ¥82 billion guarantees) relating to associated companies was ¥320 billion. The largest amount outstanding as of March 31, 2010 was ¥34 billion loan with interest to P&M Drilling International B.V., which engages in capital lease operation in Netherlands. The loan was mainly from Mitsui. Other major loans to associated companies are related to the lease operation of ships and development of natural resources.

In the ordinary course of our business, we have entered into transactions with various organizations with which certain of our Directors and Senior Managements are associated, but no material transactions have been entered into for the three-year period ended March 31, 2010.

As of March 31, 2010, no person was the beneficial owner of more than 10% of our common stock.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.    Financial Information.

A.	Consolidated Statements and Other Financial Information.

Consolidated Financial Statements

The audited consolidated financial statements required by this item are included elsewhere in this annual report.

Export Sales

The total amount of revenues from export transactions for the year ended March 31, 2010 was ¥385 billion or 9% of total revenue of ¥4,096 billion.

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

See “Restrictions under environmental laws and regulations and any accidents relating to our use of hazardous materials could negatively affect our business, results of operations and financial condition” and “We face significant uncertainty regarding the oil spill incident at the Mississippi Canyon 252 Block in the Gulf of Mexico” of “Item 3.D. Risk Factors” and “Item 5.A. Operating Results—Energy Segment.”

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

For the year ended March 31, 2010, we paid an annual dividend of ¥18 per share including interim dividend of ¥7 per share, or ¥7 per share lower than the previous year, according to the target dividend pay out ratio of 20%. As a result, pay out ratio was 21.9%.

When formulating the Medium-term Management Plan and vision for the next three to five years, we reviewed our shareholder return policy. In light of the current business circumstances, we forecast an improvement in earnings reflecting higher prices in commodity prices against a backdrop of high growth of the emerging economies and gradual but steady recovery of the world economy. To resolve the tight global supply of mineral resources and energy we believe that there will continue to be many opportunities to invest in expansion projects of the existing assets and will continue seeking new investment opportunities that may provide us a foundation for our future. At the same time, with a high level of uncertainty still surrounding financial markets as well as the global economy, we believe that it would also be for the benefit of shareholders in the medium- to long-term if we strive to maintain a strong balance sheet. At the same time, we recognize our shareholders are expecting a stable but high level of shareholder compensation. Accordingly, we would like to maintain the target dividend payout ratio of 20% of consolidated net income as a minimum. While we aim to steadily increase dividends from their current levels through improving the performance of the company, we will consider if we should compensate the shareholders in a flexible way provided that we secure the sufficient retained earnings for the future business development.

For the year ending March 31, 2011, we intend to make a proposal based on the dividend policy outlined above upon reviewing the operating results. Based on the current earnings forecast of ¥320 billion for the year ending March 31, 2011, our annual dividend per share is calculated to be ¥36 per share, ¥18 per share higher than the previous year.

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

The following table provides the reported high and low closing sales prices of our common stock on the TSE and the reported high and low closing bid price quotations per ADS for the period indicated:

	TSE		NASDAQ
	Price per Share of Common Stock (Yen)		Price per ADS (U.S. dollars)(1)
	High	Low	High	Low
Year ended March 31:
2006	¥1,731	¥908	$292.66	$171.50
2007	2,315	1,427	382.21	245.00
2008	3,080	1,704	538.92	336.25
2009	2,750	691	526.70	141.44
2010	1,571	1,024	347.14	211.53
Year ended March 31, 2009:
First quarter	¥2,750	¥2,040	$526.70	$400.04
Second quarter	2,425	1,278	454.20	212.45
Third quarter	1,352	691	257.00	141.44
Fourth quarter	1,077	806	232.77	163.53
Year ended March 31, 2010:
First quarter	¥1,308	¥1,024	$271.90	$211.53
Second quarter	1,315	1,035	286.20	222.28
Third quarter	1,329	1,086	289.00	245.21
Fourth quarter	1,571	1,279	347.14	286.40
Year ending March 31, 2011:
First quarter	¥1,650	¥1,054	$356.10	$236.61
Month of:
February 2010	¥1,405	¥1,279	$310.56	$286.40
March 2010	1,571	1,408	347.14	319.37
April 2010	1,650	1,428	356.10	308.72
May 2010	1,396	1,207	307.92	266.88
June 2010	1,272	1,054	273.99	236.61
July 2010	1,163	1,018	266.15	234.80

(1)	All fractional figures of the prices per ADS are rounded to the nearest two decimal points.

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

On August 6, 2010, the closing sales price per share of our common stock on the TSE was ¥1,201, and the closing sales price per ADS on the NASDAQ Global Select Market was U.S.$280.31.

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

Under Mitsui’s Articles of Incorporation, currently in effect, only shares of common stock are issuable and 1,829,153,527 shares of common stock (including treasury stock of 4,331,644 shares) were issued, fully paid as of March 31, 2010.

Dividends

Dividends on our shares are generally distributed in proportion to the number of shares owned by each shareholder.

In Japan, the ex-dividend date and the record date for any dividend precede the date of determination of the amount of the dividend to be paid. Generally, the ex-dividend date is two business days prior to the record date.

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

Mitsui’s shares generally go ex-dividend or ex-rights on Japanese stock exchanges on the second business day prior to a record date (or if the record date is not a business day, the third business day prior thereto), for the purpose of dividends or rights offerings.

Repurchase by Mitsui of its Common Stock

Under the Companies Act of Japan and the Mitsui’s Articles of Incorporation, Mitsui may acquire its own shares (i) from a specific shareholder other than any of its subsidiaries (pursuant to a special resolution of a general meeting of shareholders), (ii) from any of its subsidiaries (pursuant to a resolution of the Board of Directors), or (iii) by way of purchase on any Japanese stock exchange on which Mitsui’s shares are listed or by way of tender offer (as long as its non-consolidated annual financial statements and certain documents for the last business year fairly present its asset and profit or loss status, as required by ordinances of the Ministry of Justice) (in either case pursuant to an ordinary resolution of a general meeting of shareholders or a resolution of the Board of Directors). In the case of (i) above, any other shareholder may make a request to Mitsui that such other shareholder be included as a seller in the proposed purchase, provided that no such right will be available if the purchase price or any other consideration to be received by the relevant specific shareholder will not exceed the higher of (x) the last trading price of the shares on the relevant stock exchange on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted (or, if there is no trading in the shares on the stock exchange or if the stock exchange is not open on such day, the price at which the shares are first traded on such stock exchange thereafter) and (y) if the shares are subject to a tender offer on the day immediately preceding the date on which the resolution mentioned in (i) above was adopted, the price of the shares under the agreement with respect to such tender offer on such day. The total amount of the purchase price of Mitsui’s own shares may not exceed the Distributable Amount, as described in the “Dividends” above.

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

Any amendment to the Articles of Incorporation reducing the number of shares constituting a unit or eliminating the provisions for units of shares may be made by a resolution of the Board of Directors rather than by special shareholders’ resolutions. The number of shares constituting 1 unit cannot exceed 100.

Voting rights under the unit share system

Under the unit share system, shareholders shall have one voting right for each unit of shares that they hold. Any number of shares less than a full unit will carry no voting rights.

Repurchase by Mitsui of shares constituting less than a full unit

A holder of shares representing less than one unit may at any time require Mitsui to purchase its shares through the account management institutions and JASDEC. These shares will be purchased at (a) the closing price of the shares reported by the Tokyo Stock Exchange, Inc. (the “TSE”) on the day when the request to purchase is made or (b) if no sale takes place on the TSE on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, subject in each case to the payment of applicable handling fee.

Increase in purchase of the shares to make one unit

Under the Articles of Incorporation, any shareholder who holds shares less than one unit may request Mitsui to sell such number of shares owned by Mitsui as are necessary to make one unit by adding the number of shares owned by such shareholder in accordance with the Share Handling Regulations and the Companies Act of Japan.

Such a request shall be made through the account management institutions and JASDEC. These shares will be sold at (a) the closing price of the shares reported by the TSE on the day when the request to sell becomes effective or (b) if no sale has taken place on the TSE on that day, then the price at which sale of shares is effected on such stock exchange immediately thereafter, subject in each case to the payment of applicable handling fee.

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

On August 6, 2010, the closing price of our shares on the Tokyo Stock Exchange was ¥1,201 per share. The following table shows the respective daily price limit for a stock on the Tokyo Stock Exchange with a closing price per share corresponding to five ranges. Other daily price limits would apply if our per share price moved to other ranges.

Selected Daily Price Limits

	Previous Day’s Closing Price or Special Quote			Maximum Daily Price Movement
Greater or equal to	¥500	Less than	¥700	100
Greater or equal to	700	Less than	1,000	150
Greater or equal to	1,000	Less than	1,500	300
Greater or equal to	1,500	Less than	2,000	400
Greater or equal to	2,000	Less than	3,000	500
Greater or equal to	3,000	Less than	5,000	700

For a history of the trading price of our shares on the Tokyo Stock Exchange, see “Item 9.A. Offer and Listing Details” of this annual report.

C.	Material Contracts.

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

E.	Taxation. (Not Updated)

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

Generally, a non-resident holder of shares or ADSs is subject to Japanese withholding tax on dividends paid by us. In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by us to non-resident holders is 7% for dividends to be paid on or before December 31, 2011, and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of the issued shares of Mitsui. Japan has income tax treaties, conventions or agreements whereby the maximum withholding tax rate for dividend payment is set at, in most cases, 15% for portfolio investors, with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland. Japan’s income tax treaties with the United Kingdom and France set the maximum withholding rate at 10%. In addition, under the tax treaty between Australia and Japan, the standard treaty withholding tax rate on dividends taxed on or after January 1, 2009 has been reduced in general from 15% to 10%. Under the U.S.-Japan tax treaty (the “Treaty”), the maximum withholding rate on dividends for portfolio investors is 10%, if (i) they do not have a permanent establishment in Japan, and (ii) the shares on ADSs with respect to which such dividends are paid are not effectively connected with such permanent establishment, and (iii) they are qualified U.S. residents eligible for benefits under the Treaty. Under the Treaty, pension funds which are qualified U.S. residents eligible for benefits under the Treaty are exempt from Japanese taxation on dividends by way of withholding or otherwise, unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Japanese tax law provides in general that if the Japanese statutory rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory rate shall be applicable.

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

United States Taxation

General

This discussion of certain U.S. federal tax consequences only applies to U.S. holders (as defined below) who hold our ADSs or shares as capital assets for tax purposes and are not members of a special class of holders subject to special rules, including: dealers in securities; traders in securities who elect to use a mark-to-market method of accounting for their securities holdings; tax-exempt organizations; insurance companies; persons liable for alternative minimum tax; persons who actually or constructively own 10% or more of Mitsui voting stock; persons who hold shares or ADSs as part of a hedging or straddle or conversion transaction; or persons whose functional currency is not the U.S. dollar. A U.S. holder is a beneficial owner of shares or ADSs that is: a citizen or resident of the United States; a domestic corporation; an estate whose income is subject to U.S. federal income tax regardless of its source; or a trust, if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, as well as the Treaty. These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

Moreover, the effect of any applicable U.S. state or local tax laws is not discussed in this annual report.

In general, and taking into account earlier assumptions, for U.S. federal income tax purposes, if a person holds ADRs evidencing ADSs, that person will be treated as the owner of the underlying shares represented by those ADSs. Exchanges of shares for ADRs, and ADRs for shares, will generally not be subject to U.S. federal income tax.

Each holder should consult its own tax advisor regarding the U.S. federal, state and local, and other tax consequences of owning and disposing of shares and ADSs in its particular circumstances. In particular, each holder should confirm its status as a person eligible for benefits under the Treaty with its advisor and should discuss any possible consequences of failing to qualify as a person eligible for benefits under the Treaty.

If a partnership holds the shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares or ADSs should consult its tax advisor with regard to the U.S. federal income tax treatment of an investment in the shares or ADSs.

Taxation of Dividends

Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of any dividend paid to a U.S. holder by Mitsui out of its current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. For noncorporate U.S. holders, dividends paid in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that shares or ADSs were held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and other holding period requirements are met. Dividends Mitsui pays with respect to its shares or ADSs generally will be qualified dividend income. Dividends are taxable to U.S. holders when they, in the case of shares, or the depositary, in the case of ADSs, receive them, either actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Any distribution in excess of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated as a non-taxable return of capital to the extent of a holder’s basis in the ADSs or shares and thereafter as capital gain.

A U.S. holder must include any foreign tax withheld from the dividend payment in its gross amount even though the U.S. holder did not in fact receive it. The amount of the dividend distribution that a U.S. holder must include in its income will be the U.S. dollar value of the Japanese yen payments made, determined at the spot Japanese yen/ U.S. dollar rate on the date such dividend distribution is includible in such holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a holder includes the dividend payment in income to the date such payment is converted into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. Such gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends will generally be income from sources outside the United States and, depending on the U.S. holder’s circumstances, will generally be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the U.S. holder. No U.S. foreign tax credit will be allowed to U.S. holders of shares or ADSs in respect of any personal property or similar tax imposed by Japan (or any taxing authority thereof or therein). Subject to certain limitations, the Japanese tax withheld in accordance with the Treaty and paid over to Japan will be creditable or deductible against your U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. U.S. holders should consult their own tax advisors concerning the implications of U.S. foreign tax credit rules in light of their particular circumstances.

Taxation of Capital Gains

Subject to the PFIC rules discussed below, a U.S. holder who sells or otherwise disposes of shares or ADSs will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the U.S. dollar value of the amount realized and his or her tax basis (determined in U.S. dollars) in such shares or ADSs. Capital gain of a noncorporate U.S. holder is generally taxed at preferential rates where the holder has a holding period greater than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

VaR Analysis at Mitsui

VaR is a statistical measure of the potential change in market value of portfolios resulting from adverse market movements in underlying risk factors, over a defined period, within a certain confidence level. At March 31, 2010 and 2009, we calculated VaR using the following assumption and parameters:

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

VaRs for Trading Activities

The following table sets forth the year end, high, low, and average VaR figures of trading portfolios which are mainly corresponding to interest rate risk, foreign currency exchange rate risk and commodity price risk for the years ended March 31, 2010 and 2009. Each category represents principally the following transactions:

•	interest rate sensitive financial (derivative and non-derivative) instrument trading conducted by the Finance Division;

•	foreign exchange trading (forwards, swaps, options and non-deliverable forwards) conducted by the Finance Division; and

•

commodity derivative trading, such as futures, forwards, swaps and options related to energy products including crude oil, oil products, and natural gas; precious metals and base metals including gold, silver, platinum, palladium, copper, lead, nickel and aluminum; and agricultural products including wheat, coffee and soy beans; and weather derivative trading conducted by the Financial Markets Business Unit and other business units( i) .

	Millions of Yen
	Years Ended March 31,
	2010				2009
	VaR as of Year End	High	Low	Average	VaR as of Year End	High	Low	Average
Interest rate risk	0	4	0	1	0	0	0	0
Foreign currency exchange rate risk	9	76	9	38	8	24	4	13
Commodity price risk	1,920	3,178	1,920	2,706	2,387	3,762	1,722	2,620

(i)	In the Americas Segment, Westport Petroleum, Inc. (United States) has considerable limits and positions in oil products.

Market Risk Positions from Non-Trading Activities

“Non-Trading” represents business transactions other than “trading activities” as discussed above. The following tables set forth the positions of interest rate risk, foreign currency exchange rate risk and commodity price risk for non-trading purposes, for the year ended March 31, 2010 and 2009.

Interest rate risk

We are exposed to interest rate risk on our interest bearing debt, which primarily consist of borrowings and bonds denominated in Japanese yen and U.S. dollars. We have entered into interest rate derivative transactions primarily to hedge the exposure we hold on these financial instruments. Our interest rate derivatives transactions mainly consist of interest rate swaps and currency swaps to convert fixed rate exposures to floating rate exposures. The table below illustrates a structure of interest types (floating/fixed) of our interest bearing debt as of March 31, 2010 and 2009 that was derived from fund raising activities, taking into consideration the effect of hedging transactions by these financial derivatives. See also “Item 5. B. Liquidity and Capital Resources”—“Finance and Liquidity Management.”

	Billions of Yen
	Years Ended March 31,
	2010		2009
	Exposure of Floating Rate	Exposure of Fixed Rate	Exposure of Floating Rate	Exposure of Fixed Rate
Japanese Yen	1,680.3	810.6	1,838.7	963.8
U.S. Dollars	598.7	77.9	501.6	110.2
Others	195.5	55.6	97.4	91.8

Total	2,474.5	944.1	2,437.7	1,165.8

Foreign currency exchange rate risk

We are exposed to foreign currency exchange rate risk on the net risk position of transactions denominated in foreign currencies, mainly in U.S. dollars and Australian dollars, which include paying and receiving transactions in commercial contracts, long-term financing transactions, identifiable commitments and forecasted transactions, taking into consideration the effect of hedging transactions such as forward contracts and currency options. The table below sets forth information on our foreign exchange positions as mentioned above against Japanese Yen as of March 31, 2010 and 2009.

	Billions of Yen
	Years Ended March 31,
	2010			2009
	Long Position	Short Position	Net Exposure(1)	Long Position	Short Position	Net Exposure(1)
U.S. Dollars	74.1	192.3	(118.2)	72.8	114.8	(42.0)
Australian Dollars	119.0	0	119.0	76.7	2.3	74.4
Others	62.6	29.5	33.1	18.4	20.4	(2.0)

Total	255.7	221.8	33.9	167.9	137.5	30.4

(1)	Figures in parentheses of Net Exposure indicate short position.

Commodity price risk

The table below sets forth information on our commodity forward, futures and option positions as of March 31, 2010 and 2009, classified by products of precious metals and base metals; energy products; and agricultural products. Each figure represents the magnitude of outstanding balances of commodity forward contracts, futures and options (utilized to hedge or mitigate the commodity price risk associated with non-derivative commodity positions such as physical inventories and firm commitments). Those figures, therefore, do not include those non-derivative commodity positions.

	Billions of Yen
	Years Ended March 31,
	2010			2009
	Long Position	Short Position	Net Exposure(1)	Long Position	Short Position	Net Exposure(1)
Non-ferrous metals(2)	243.5	265.3	(21.8)	201.3	209.4	(8.1)
Foodstuff	46.6	66.6	(20.0)	34.3	48.5	(14.2)
Petroleum (Energy)(3)(4) and others	1.0	4.4	(3.4)	2.4	1.9	0.5

Total	291.1	336.3	(45.2)	238.0	259.8	(21.8)

(1)	Figures in parentheses of Net Exposure indicate short position.
(2)	Non-ferrous metals include precious metals (gold, silver, platinum, etc.) and base metals (copper, aluminium, nickel, etc.).
(3)	Petroleum (Energy) includes crude oil, oil products, LPG, etc.
(4)	Long position and short position of Petroleum (Energy) for the year ended March 31, 2009 have been corrected due to an immaterial error from ¥110.3 billion to ¥2.4 billion and from ¥148.3 billion to ¥1.9 billion, respectively.

Equity price risk

We hold stocks issued by, among others, our customers and suppliers as marketable securities, intending to strengthen ties with them. The fair value and unrealized holding net gains (losses) on marketable equity securities by industry at March 31, 2010 and 2009 were as follows:

	Billions of Yen
	March 31, 2010		March 31, 2009(1)
	Fair Value	Unrealized Holding Net Gains (Losses)	Fair Value	Unrealized Holding Net Gains (Losses)
Manufacturing	219.6	92.5	153.6	35.9
Commercial, finance and real estate	72.5	11.0	68.6	(8.5)
Transport and telecommunication	15.6	4.8	18.2	4.3
Energy, service and others	167.5	127.3	158.3	114.8

Total	475.2	235.6	398.7	146.5

(1)	Breakdown of fair value and unrealized holding net gains (losses) for the year ended March 31, 2009 has been corrected due to an immaterial error.

For the year ended March 31, 2010, the general increase in unrealized holding gains and fair value compared to the year ended March 31, 2009 was mainly due to the rise of Japanese stock prices. For the details, see “Item 5. B. Liquidity and Capital Resources”—“Assets, Liabilities and Shareholders’ Equity.”

Item 12.    Description of Securities Other than Equity Securities.

A.	Debt Securities.

Not applicable.

B.	Warrants and Rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares.

No charge or fee is charged to any holder of American Depositary Receipts on an annual or otherwise any periodic basis.

The following table provides all fees and charges that a holder of American Depositary Receipts may have to pay, either directly or indirectly, as well as all fees and other direct and indirect payments made by Citibank N.A. of New York as Depositary to us:

Fees and Charges		to whom	Fees
Fees and Charges directly and indirectly paid by a holder of American Depositary Receipts	depositing or substituting the underlying shares receiving or distributing dividends selling or exercising rights	Depositary Bank N.A N.A	A range of between $3.00 and $5.00 per 100 ADSs (or fraction thereof) issued(1) No fee No fee
	withdrawing an underlying shares transferring, splitting or grouping receipts general depositary services	Depositary Bank N.A N.A	A range of between $3.00 and $5.00 per 100 ADSs (or fraction thereof) canceled(1)
No fee No fee
Fees and Charges directly and indirectly paid by the depositary to the foreign issuer of the deposited securities		N.A	N.A

(1)	Subject to market price per American Depositary Share on Delivery or Surrender. If such market price is “below $5.00”, in a range of between “$5.00—$10.00”, or “over $10.00”, the rate per each 100 American Depositary Shares or fraction thereof delivered or surrendered will be $3.00, $4.00, or $5.00, respectively.

In addition to the charges and fees described in the table above, a holder of American Depositary Receipts, or a holder of our stock taking steps to become such holder, may have to pay certain procedural, delivery, notification, communication or other miscellaneous charges or fees pursuant to the Deposit Agreement.

The Depositary has a right to collect fees and charges, including any tax or other governmental charge and charge and fee with respect to Stock being deposited or withdrawn, and any applicable fees as provided in the Deposit Agreement, by requiring such payment as a condition precedent to the execution and delivery, registration of transfer, split-up, combination, surrender or exchange of any Receipt.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

Effective April 1, 2009, we have changed the number of our shares constituting one unit under Japan’s unit share system from 1,000 to 100. See our report on Form 6-K (File No. 000-09929) furnished on February 25, 2009.

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

Mitsui’s management assessed the effectiveness of Mitsui’s internal control over financial reporting as of March 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on Mitsui’s assessment, Mitsui’s management concluded that, as of March 31, 2010, Mitsui’s internal control over financial reporting was effective.

Mitsui’s management excluded from its assessment of internal control over financial reporting as of March 31, 2010 the following unincorporated joint ventures (J/V), which were accounted for via proportionate consolidation in accordance with ASC 810-10-45-14, “Consolidation—Proportionate Consolidation,” which was formerly FASB Emerging Issues Task Force Issue No. 00-1, in Mitsui’s consolidated financial statements for the fiscal year ended March 31, 2010. Mitsui has been unable to assess the effectiveness of internal controls at these entities due to the fact that Mitsui does not have the ability to dictate or modify the controls of these entities and does not have the ability, in practice, to assess, those controls.

J/V	Mitsui’s Ownership
Block 9 J/V	35%
Block 10, 11, 12, 13, 10A/11A J/V	20-40%
Capricorn Coal Development J/V	30%
Dawson J/V	49%
Kestrel J/V	20%
Mt. Goldsworthy Mining Associates J/V	7%
Mt. Newman J/V	7%
Robe River Iron Associates J/V	33%
WA-28-L J/V	40%

The above unincorporated joint ventures in the aggregate represented approximately 5.9 percent of Mitsui’s consolidated total assets as of March 31, 2010, and approximately 7.2 percent of Mitsui’s consolidated revenues for the year ended March 31, 2010.

Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, has issued an attestation report on Mitsui’s internal control over financial reporting. Their report appears on page F-3 of this annual report.

(c) Change in Internal Control over Financial Reporting

There was no change in Mitsui’s internal control over financial reporting that occurred during the fiscal year ended March 31, 2010 that has materially affected, or is reasonably likely to materially affect, Mitsui’s internal control over financial reporting.

Item 16A.    Audit Committee Financial Expert.

Our Board of Corporate Auditors has determined that Motonori Murakami, Hideharu Kadowaki and Hiroyasu Watanabe qualify as an “audit committee financial expert” as defined in this Item 16A serving on our Board of Corporate Auditors. Mr. Kadowaki and Mr. Watanabe are external Corporate Auditors, meeting the additional independence requirements under the Companies Act of Japan.

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

Mr. Watanabe was elected as one of our Corporate Auditors at the ordinary general meeting of shareholders (first elected in June 2009). He had been working for Ministry of Finance and National Tax Agency, and his final position in such field was Commissioner, National Tax Agency. He is currently working as Professor, Waseda University, Graduate School of Finance, Accounting & Law.

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

Item 16C.    Principal Accountant Fees and Services.

Deloitte Touche Tohmatsu LLC has been our principal accountant for SEC reporting purposes.

The table below shows aggregate fees billed for each of the last two fiscal years for professional services rendered to Mitsui and its subsidiaries by Deloitte Touche Tohmatsu LLC and other member firms of Deloitte Touche Tohmatsu (“DTTL”), a UK private company limited by guarantee.

	Millions of Yen
	Year Ended March 31,
	2010	2009
Audit fees(1)	¥3,444	¥3,621
Audit-related fees(2)	72	65
Tax fees(3)	418	359
All other fees(4)	6	15

Total	¥3,940	¥4,060

(1)	Audit fees are fees billed for professional services rendered by the principal accountant for the audit of our annual financial statements, the audit of our internal control over financial reporting and services that are provided by the accountant in connection with statutory and regulatory filings or engagements.
(2)	Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, such as due diligence services in connection with potential business acquisitions, that are not reported in audit fees.
(3)	Tax fees are fees billed for professional services rendered by the principal accountant for tax compliance and tax advice.
(4)	All other fees are fees billed for services provided by the principal accountant, other than services reported in audit fees, audit-related fees and tax fees, such as advisory services for risk management and regulatory matters.

Beginning with the year ended March 31, 2004, the first fiscal year of application of paragraph (c)(7) of Rule 2-01 of Regulation S-X, our Board of Corporate Auditors has adopted pre-approval policies and procedures requiring pre-approval by the Board of Corporate Auditors for all audit and non-audit services provided by the principal accountant.

We have our principal policy that the audit services for Mitsui and its subsidiaries are to be rendered by the principal accountant, namely Deloitte Touche Tohmatsu LLC, and other member firms of DTTL while all non-audit services are to be rendered by the accounting firms not belonging to the group of DTTL with some specific exceptions. Among those exceptions are certain tax services, certain due diligence services for acquisition, etc. which would not be considered to impair the independence of our principal accountant.

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

All of the services provided by the principal accountant for the years ended March 31, 2010 and 2009 were approved by two of the full-time Corporate Auditors or the Board of Corporate Auditors pursuant to the pre-approval policies and procedures described above, and none of such services were approved pursuant to the procedures described in Rule 2-01(c)(7)(i)(C) of Regulation S-X, which waives the general requirement for pre-approval in certain circumstances.

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The following table sets forth Mitsui’s purchases of its common stock during the fiscal year ended March 31, 2010:

Period	(a) Total Number of Shares Purchased*	(b) Average Price Paid per Share (Yen)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2009—April 30, 2009	4,832	¥1,114.05	N/A	N/A
May 1, 2009—May 31, 2009	2,743	1,118.14	N/A	N/A
June 1, 2009—June 30, 2009	2,106	1,224.84	N/A	N/A
July 1, 2009—July 31, 2009	2,000	1,110.62	N/A	N/A
August 1, 2009—August 31, 2009	2,517	1,252.15	N/A	N/A
September 1, 2009—September 30, 2009	3,593	1,232.40	N/A	N/A
October 1, 2009—October 31, 2009	1,425	1,223.37	N/A	N/A
November 1, 2009—November 30, 2009	1,710	1,185.16	N/A	N/A
December 1, 2009—December 31, 2009	2,268	1,243.73	N/A	N/A
January 1, 2010—January 31, 2010	2,513	1,386.62	N/A	N/A
February 1, 2010—February 28, 2010	2,110	1,322.75	N/A	N/A
March 1, 2010—March 31, 2010	2,485	1,487.41	N/A	N/A

Total	30,302	1,234.01	N/A	N/A

*	Under the Companies Act of Japan, a holder of shares constituting less than one full unit may require Mitsui to purchase such shares at their market value (See “Memorandum and Articles of Association—‘Unit’ share system—Repurchase by Mitsui of shares constituting less than a full unit” in “Item 10. Additional Information”). During the year ended March 31, 2010, Mitsui purchased 30,302 shares for a total purchase price of 37,393,231 yen upon such requests from holders of shares constituting less than one full unit.

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

•

Nasdaq Listing Rule 5605(b)(1) requires that a majority of the board of directors of each company be independent directors as defined in Rule 5605(a)(2), and Rule 5605(b)(2) requires that independent directors of each company have regularly scheduled meetings at which only independent directors are present. Currently we have four “external” directors who meet certain independence requirements under the Companies Act of Japan. In addition, the Securities Listing Regulations of the Tokyo Stock Exchange (the “TSE”) requires TSE-listed companies like us to designate at least one “independent” director/corporate auditor. An “independent” director/corporate auditor is defined as an external director or corporate auditor who is unlikely to have conflicts of interest with general investors. As of June 2010, we have appointed all the four external directors as the “independent” director/corporate auditor. For Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, the Companies Act of Japan has no independence requirement with respect to directors. The task of overseeing management and accounting firms is assigned to the corporate auditors, who are separate from the company’s management. Japanese companies, including us, which employ a corporate governance system based on a board of corporate auditors, are required to have at least 50% “external” corporate auditor who must meet additional independence requirements under the Companies Act of Japan. An external corporate auditor is defined in the Companies Act of Japan as a corporate auditor who has not served as a director, executive officer, manager or any other employee of the company or any of its subsidiaries at any time prior to the appointment. Currently, we have four external Corporate Auditors. Our Board of Corporate Auditors, which, as explained below, performs functions similar to those of an audit committee, has regularly scheduled meetings at which only Corporate Auditors are present. In addition, in accordance with the above-mentioned TSE’s requirement regarding the “independent” director/corporate auditor, we have appointed four corporate auditors as the “independent” director/corporate auditor as of June 2010.

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

PART III

Item 17.    Financial Statements.

Not applicable.

Item 18.    Financial Statements.

The information required by this item has been provided elsewhere in this annual report.

Item 19.    Exhibits.

Exhibits

Exhibit Number	Document
1.1*	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2009 (English-language translation).

1.2*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on January 5, 2009 (English-language translation).

1.3*	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on September 17, 2008 (English-language translation).

1.4**	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on July 31, 2006 (English-language translation).

2.1*	Deposit Agreement, dated as of October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts, as amended by Amendment No.1 dated as of January 4, 2006.

8.1	List of Subsidiaries of Mitsui & Co., Ltd.

11.1	Code of Ethics for Senior Financial Officers and Professionals.

11.2	Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1	Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2	Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.1	Third Party Report of Ryder Scott Company

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on July 17, 2009.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2006.

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

MITSUI & CO., LTD. (MITSUI BUSSAN KABUSHIKI KAISHA) AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES

The audited consolidated financial statements of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries, together with the report of Deloitte Touche Tohmatsu as of March 31, 2010 and 2009, and for the years ended March 31, 2010, 2009 and 2008, filed as part of this annual reports are as follows:

Supplemental Information:

Schedules for the Years Ended March 31, 2010, 2009 and 2008:

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha)

Tokyo, Japan:

We have audited the accompanying consolidated balance sheets of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2010 and 2009, and the related statements of consolidated income, changes in consolidated equity, and consolidated cash flows for each of the three years in the period ended March 31, 2010 (all expressed in Japanese yen). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mitsui & Co., Ltd. and subsidiaries as of March 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, effective April 1, 2009, the Company changed its method of accounting for noncontrolling interests in consolidated financial statements to conform to Accounting Standards Codification 810-10-65, “Consolidation—Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

As discussed in Note 2 to the consolidated financial statements, effective March 31, 2010, the Company adopted Accounting Standards Update No. 2010-03, “Oil and Gas Reserve Estimation and Disclosures.”

As discussed in Note 28 to the consolidated financial statements, on April 20, 2010, the Company’s subsidiary experienced an incident which resulted in a spill of hydrocarbons from the well in the Gulf of Mexico.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 23, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Tokyo, Japan

June 23, 2010 (August 13, 2010 as to the subsequent event relating to the Gulf of Mexico incident described in Note 28)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha)

Tokyo, Japan:

We have audited the internal control over financial reporting of Mitsui & Co., Ltd. (Mitsui Bussan Kabushiki Kaisha) and subsidiaries (the “Company”) as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b), management excluded from its assessment the internal control over financial reporting at the unincorporated joint ventures (J/V), which were accounted for via proportionate consolidation in accordance with Accounting Standards Codification 810-10-45-14, “Consolidation—Proportionate Consolidation” because the Company does not have the ability to dictate or modify the controls at these entities and does not have the ability to assess, in practice, the controls at these entities. Block 9 J/V (35%), Block 10, 11, 12, 13, 10A/11A J/V (20–40%), Capricorn Coal Development J/V (30%), Dawson J/V (49%), Kestrel J/V (20%), Mt. Goldworthy Mining Associates J/V (7%), Mt. Newman J/V (7%), Robe River Iron Associates J/V (33%), and WA-28-L J/V (40%) (collectively the “Unincorporated J/Vs”), constitute approximately 5.9% of total assets and approximately 7.2% of revenues of the consolidated financial statement amounts as of and for the year ended March 31, 2010. Accordingly, our audit did not include the internal control over financial reporting at the Unincorporated J/Vs. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting” appearing under Item 15(b). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010 of the Company and our report dated June 23, 2010 (August 13, 2010 as to the subsequent event relating to the Gulf of Mexico incident described in Note 28) expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the Company’s adoption of Accounting Standards Codification 810-10-65, “Consolidation—Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” effective April 1, 2009, the adoption of Accounting Standards Update No. 2010-03, “Oil and Gas Reserve Estimation and Disclosures” effective March 31, 2010, and relating to the subsequent event relating to the Gulf of Mexico incident.

Tokyo, Japan

June 23, 2010

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

March 31, 2010 and 2009

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2010	2009	2010
ASSETS
Current Assets:
Cash and cash equivalents (Notes 2, 5 and 22)	¥1,401,399	¥1,147,809	$15,069
Time deposits	14,563	5,645	157
Marketable securities (Notes 2, 5 and 26)	4,361	18,097	47
Trade receivables (Note 9):
Notes and loans, less unearned interest	293,034	298,677	3,151
Accounts (Note 8)	1,382,259	1,412,022	14,863
Associated companies	162,166	169,115	1,744
Allowance for doubtful receivables (Notes 2 and 7)	(18,423)	(18,165)	(198)
Inventories (Notes 2, 9 and 22)	504,847	592,530	5,428
Advance payments to suppliers	96,482	98,772	1,037
Deferred tax assets—current (Notes 2 and 20)	39,809	29,969	428
Derivative assets (Notes 2, 24 and 26)	114,463	329,897	1,231
Other current assets	266,130	334,769	2,861

Total current assets	4,261,090	4,419,137	45,818

Investments and Non-current Receivables (Notes 2, 9 and 22):
Investments in and advances to associated companies (Notes 5, 6, 17 and 26)	1,403,056	1,275,490	15,087
Other investments (Notes 5 and 26)	965,947	957,219	10,387
Non-current receivables, less unearned interest (Notes 8, 24 and 26)	453,299	486,412	4,874
Allowance for doubtful receivables (Note 7)	(48,472)	(51,883)	(521)
Property leased to others—at cost, less accumulated depreciation (Note 8)	224,000	199,204	2,408

Total investments and non-current receivables	2,997,830	2,866,442	32,235

Property and Equipment—at Cost (Notes 2, 8, 9, 10, 22 and 26):
Land, land improvements and timberlands	158,528	165,249	1,705
Buildings, including leasehold improvements	381,029	344,392	4,097
Equipment and fixtures	979,957	867,323	10,537
Mineral rights	132,510	154,246	1,425
Vessels	29,709	35,754	319
Projects in progress	170,218	153,923	1,830

Total	1,851,951	1,720,887	19,913
Accumulated depreciation	(873,391)	(774,597)	(9,391)

Net property and equipment	978,560	946,290	10,522

Intangible Assets, less Accumulated Amortization (Notes 2, 3, 12 and 26)	84,741	96,505	911

Deferred Tax Assets—Non-current (Notes 2 and 20)	13,376	21,011	144

Other Assets (Notes 14, 24 and 26)	33,387	14,858	359

Total	¥8,368,984	¥8,364,243	$89,989

See notes to consolidated financial statements.

Consolidated Balance Sheets—(Continued)

Mitsui & Co., Ltd. and subsidiaries

March 31, 2010 and 2009

	Millions of Yen		Millions of U.S. Dollars (Note 2)
	2010	2009	2010
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Short-term debt (Notes 9, 13 and 22)	¥241,380	¥454,059	$2,596
Current maturities of long-term debt (Notes 8, 9, 13 and 24)	320,480	373,197	3,446
Trade payables (Note 22):
Notes and acceptances	36,831	51,048	396
Accounts	1,307,980	1,292,520	14,064
Associated companies	63,760	39,243	686
Accrued expenses (Note 22):
Income taxes (Notes 2 and 20)	37,604	46,576	404
Interest	19,177	20,504	206
Other (Note 14)	71,582	89,704	770
Advances from customers (Note 22)	110,712	132,116	1,190
Derivative liabilities (Notes 2, 24 and 26)	83,972	180,533	903
Other current liabilities (Notes 2, 20, 21 and 22)	87,289	112,990	939

Total current liabilities	2,380,767	2,792,490	25,600

Long-term Debt, less Current Maturities (Notes 8, 9, 13, 22 and 24)	2,909,794	2,841,301	31,288

Accrued Pension Costs and Liability for Severance Indemnities (Notes 2 and 14)	33,927	33,814	365

Deferred Tax Liabilities—Non-current (Notes 2, 20 and 22)	305,096	256,085	3,280
Other Long-term Liabilities (Notes 2, 11, 21, 24 and 26)	309,594	329,107	3,329

Contingent Liabilities (Notes 9 and 21)
Equity (Note 15):
Mitsui & Co., Ltd. Shareholders’ equity (Note 2):
Common stock—no par value
Authorized, 2,500,000,000 shares;
Issued, 1,829,153,527 shares in 2010 and 1,824,928,240 shares in 2009	341,482	339,627	3,672
Capital surplus	428,848	434,188	4,611
Retained earnings:
Appropriated for legal reserve	53,844	48,806	579
Unappropriated (Notes 6, 13, and 20)	1,618,101	1,486,201	17,399
Accumulated other comprehensive income (loss) (Note 2):
Unrealized holding gains and losses on available-for-sale securities (Note 5)	123,891	44,263	1,332
Foreign currency translation adjustments	(272,665)	(384,618)	(2,932)
Defined benefit pension plans (Note 14)	(49,132)	(68,683)	(528)
Net unrealized gains and losses on derivatives (Note 24)	(7,920)	(12,459)	(85)

Total accumulated other comprehensive loss	(205,826)	(421,497)	(2,213)

Treasury stock, at cost: 4,331,644 shares in 2010 and 3,770,220 shares in 2009	(6,321)	(5,662)	(68)

Total Mitsui & Co., Ltd. shareholders’ equity	2,230,128	1,881,663	23,980

Noncontrolling interests (Note 2)	199,678	229,783	2,147

Total equity	2,429,806	2,111,446	26,127

Total	¥8,368,984	¥8,364,243	$89,989

See notes to consolidated financial statements.

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2010, 2009 and 2008

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2010	2009	2008	2010
Revenues (Notes 2, 6, 17, 24 and 26):
Sales of products	¥3,590,490	¥4,852,388	¥4,988,863	$38,608
Sales of services	374,701	477,869	550,886	4,029
Other sales (Note 8)	131,254	174,532	175,363	1,411

Total revenues	4,096,445	5,504,789	5,715,112	44,048
Total Trading Transactions (Notes 2 and 17): 2010, ¥9,358,379 million—$100,628 million; 2009, ¥13,125,144 million; 2008, ¥14,795,021 million
Cost of Revenues (Notes 2, 6, 24 and 26):
Cost of products sold	3,195,948	4,270,929	4,496,843	34,365
Cost of services sold	135,600	163,182	155,539	1,458
Cost of other sales (Note 8)	62,936	71,414	82,126	677

Total cost of revenues	3,394,484	4,505,525	4,734,508	36,500

Gross Profit	701,961	999,264	980,604	7,548

Other Expenses (Income):
Selling, general and administrative (Notes 2, 8, 12, 14 and 18)	546,221	598,764	601,345	5,873
Provision for doubtful receivables (Notes 2 and 7)	11,227	18,013	8,075	121
Interest income (Notes 2, 7 and 24)	(35,879)	(39,620)	(56,719)	(386)
Interest expense (Notes 2 and 24)	46,310	74,354	105,283	498
Dividend income	(37,715)	(71,946)	(50,115)	(406)
Gain on sales of securities—net (Notes 2 and 5)	(20,949)	(33,228)	(92,298)	(225)
Loss on write-down of securities (Notes 2, 5, 17 and 26)	48,488	117,264	36,691	521
(Gain) loss on disposal or sales of property and equipment—net (Note 23)	(5)	(3,586)	340	(0)
Impairment loss of long-lived assets (Notes 2, 10, 12 and 23)	8,715	37,693	24,005	94
Impairment loss of goodwill (Notes 2 and 12)	9,907	18,568	2,004	107
Other (income) expense—net (Notes 18, 19 and 24)	(399)	40,810	3,055	(4)

Total other expenses	575,921	757,086	581,666	6,193

Income from Continuing Operations before Income Taxes and Equity in Earnings (Note 20)	126,040	242,178	398,938	1,355

Income Taxes (Notes 2 and 20):
Current	105,568	135,224	172,495	1,135
Deferred	(16,351)	18,943	57,125	(176)

Total	89,217	154,167	229,620	959

Income from Continuing Operations before Equity in Earnings	36,823	88,011	169,318	396
Equity in Earnings of Associated Companies—Net (Notes 2, 6, 17 and 26)	131,473	120,658	213,290	1,414

Income from Continuing Operations before attribution of Noncontrolling Interests (Note 2)	168,296	208,669	382,608	1,810
(Loss) Income from Discontinued Operations—Net (After Income Tax Effect) (Notes 4 and 20)	(794)	4,030	77,180	(9)

Net Income before attribution of Noncontrolling Interests (Note 2)	167,502	212,699	459,788	1,801
Net Income attributable to Noncontrolling Interests (Note 2)	(17,783)	(35,092)	(49,727)	(191)

Net Income attributable to Mitsui & Co., Ltd.	¥149,719	¥177,607	¥410,061	$1,610

	Yen			U.S. Dollars (Note 2)
Net Income Attributable to Mitsui & Co., Ltd. per Share (Notes 2 and 16):
Basic:
Continuing operations	¥82.48	¥95.74	¥186.71	$0.89
Discontinued operations	(0.36)	1.85	40.49	(0.01)

Total	¥82.12	¥97.59	¥227.20	$0.88

Diluted:
Continuing operations	¥82.47	¥95.47	¥184.76	$0.89
Discontinued operations	(0.36)	1.85	40.06	(0.01)

Total	¥82.11	¥97.32	¥224.82	$0.88

See notes to consolidated financial statements.

Statements of Changes in Consolidated Equity

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2010, 2009 and 2008

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2010	2009	2008	2010
Common Stock (Note 15):
Balance at beginning of year
Shares issued: 2010—1,824,928,240 shares; 2009—1,820,183,809 shares; 2008—1,787,538,428 shares	¥339,627	¥337,544	¥323,213	$3,652
Common stock issued upon conversion of bonds
Shares issued: 2010—4,225,287 shares; 2009—4,744,431 shares; 2008—32,645,381 shares	1,855	2,083	14,331	20

Balance at end of year
Shares issued: 2010—1,829,153,527 shares; 2009—1,824,928,240 shares; 2008—1,820,183,809 shares	¥341,482	¥339,627	¥337,544	$3,672

Capital Surplus (Note 15):
Balance at beginning of year	¥434,188	¥432,245	¥417,900	$4,668
Conversion of bonds	1,850	2,076	14,285	20
(Losses) gains on sales of treasury stock	—	(133)	60	—
Equity transactions with noncontrolling interest shareholders (Note 2)	(7,190)	—	—	(77)

Balance at end of year	¥428,848	¥434,188	¥432,245	$4,611

Retained Earnings (Note 15):
Appropriated for Legal Reserve:
Balance at beginning of year	¥48,806	¥47,463	¥39,670	$525
Transfer from unappropriated retained earnings	5,038	1,343	7,793	54

Balance at end of year	¥53,844	¥48,806	¥47,463	$579

Unappropriated (Notes 6 and 20):
Balance at beginning of year	¥1,486,201	¥1,397,313	¥1,072,234	$15,980
Cumulative effect of a change in accounting principle—initial application of ASC 740 (formerly FIN No. 48)	—	—	(5,113)	—
Net income attributable to Mitsui & Co., Ltd (Note 2)	149,719	177,607	410,061	1,610
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(12,779)	(87,318)	(72,076)	(137)
(annual rate per share: 2010, ¥7.0—7.5¢; 2009, ¥48.0; 2008, ¥40.0)
Transfer to retained earnings appropriated for legal reserve	(5,038)	(1,343)	(7,793)	(54)
Losses on sales of treasury stock	(2)	(58)	—	(0)

Balance at end of year	¥1,618,101	¥1,486,201	¥1,397,313	$17,399

Accumulated Other Comprehensive Income (Loss) (After Income Tax Effect) (Notes 2, 15 and 20):
Balance at beginning of year	¥(421,497)	¥(25,775)	¥260,730	$(4,533)
Unrealized holding gains (losses) on available-for-sale securities (Note 5)	66,202	(96,183)	(118,476)	712
Foreign currency translation adjustments	113,623	(249,422)	(125,787)	1,222
Defined benefit pension plans (Note 14):
Net prior service (cost) credit	(210)	240	474	(2)
Net actuarial gain (loss)	19,797	(36,763)	(34,921)	213
Net unrealized gains (losses) on derivatives (Note 24)	4,540	(13,594)	(7,795)	49
Equity transactions with noncontrolling interest shareholders	11,719	—	—	126

Balance at end of year	¥(205,826)	¥(421,497)	¥(25,775)	$(2,213)

Treasury Stock, at Cost (Note 15):
Balance at beginning of year
Shares in treasury: 2010—3,770,220 shares; 2009—3,543,891 shares; 2008—2,911,367 shares	¥(5,662)	¥(5,130)	¥(3,468)	$(61)
Purchases of treasury stock
Shares purchased: 2010—566,547 shares; 2009—849,244 shares; 2008—699,909 shares	(667)	(1,518)	(1,757)	(7)
Sales of treasury stock
Shares sold: 2010—5,123 shares; 2009—622,915 shares; 2008—67,385 shares	8	986	95	0

Balance at end of year
Shares in treasury: 2010—4,331,644 shares; 2009—3,770,220 shares; 2008—3,543,891 shares	¥(6,321)	¥(5,662)	¥(5,130)	$(68)

Total Mitsui & Co., Ltd. shareholders’ equity	¥2,230,128	¥1,881,663	¥2,183,660	$23,980

Statements of Changes in Consolidated Equity—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2010, 2009 and 2008

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2010	2009	2008	2010
Noncontrolling Interests (Notes 2, 15 and 20):
Balance at beginning of year	¥229,783	¥243,976	¥238,687	$2,471
Dividends paid to noncontrolling interest shareholders	(10,799)	(15,750)	(16,483)	(116)
Net income attributable to noncontrolling interests	17,783	35,092	49,727	191
Unrealized holding gains (losses) on available-for-sale securities (after income tax effect) (Note 5)	655	(23,344)	4,521	7
Foreign currency translation adjustments (after income tax effect)	1,444	(7,709)	(8,258)	16
Defined benefit pension plans (after income tax effect) (Note 14):
Net prior service cost	(22)	—	(11)	(0)
Net actuarial gain (loss)	204	(426)	(107)	2
Net unrealized gains (losses) on derivatives (after income tax effect) (Note 24)	139	(353)	142	1
Equity transactions with noncontrolling interest shareholders and other	(39,509)	(1,703)	(24,242)	(425)

Balance at end of year	¥199,678	¥229,783	¥243,976	$2,147

Total Equity (Notes 2, 15 and 20):
Balance at beginning of year	¥2,111,446	¥2,427,636	¥2,348,966	$22,703
Cumulative effect of a change in accounting principle—initial application of ASC 740 (formerly FIN No. 48)	—	—	(5,113)
Conversion of bonds	3,705	4,159	28,616	40
Losses on sales of treasury stock	(2)	(191)	60	(0)
Net income before attribution of noncontrolling interests	167,502	212,699	459,788	1,801
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(12,779)	(87,318)	(72,076)	(137)
Dividends paid to noncontrolling interest shareholders	(10,799)	(15,750)	(16,483)	(116)
Unrealized holding gains (losses) on available-for-sale securities (after income tax effect) (Note 5)	66,857	(119,527)	(113,955)	719
Foreign currency translation adjustments (after income tax effect)	115,067	(257,131)	(134,045)	1,237
Defined benefit pension plans (after income tax effect) (Note 14):
Net prior service (cost) credit	(232)	240	463	(2)
Net actuarial gain (loss)	20,001	(37,189)	(35,028)	215
Net unrealized gains (losses) on derivatives (after income tax effect) (Note 24)	4,679	(13,947)	(7,653)	50
Sales and purchases of treasury stock	(659)	(532)	(1,662)	(7)
Equity transactions with noncontrolling interest shareholders and other	(34,980)	(1,703)	(24,242)	(376)

Balance at end of year	¥2,429,806	¥2,111,446	¥2,427,636	$26,127

Comprehensive Income (Loss) (Notes 2, 15 and 20):
Net income before attribution of noncontrolling interests	¥167,502	¥212,699	¥459,788	$1,801

Other comprehensive income (loss) (after income tax effect):
Unrealized holding gains (losses) on available-for-sale securities (Note 5)	66,857	(119,527)	(113,955)	719
Foreign currency translation adjustments	115,067	(257,131)	(134,045)	1,237
Defined benefit pension plans (Note 14):
Net prior service (cost) credit	(232)	240	463	(2)
Net actuarial gain (loss)	20,001	(37,189)	(35,028)	215
Net unrealized gains (losses) on derivatives (Note 24)	4,679	(13,947)	(7,653)	50

Comprehensive income (loss) before attribution of noncontrolling interests	373,874	(214,855)	169,570	4,020
Comprehensive income attributable to noncontrolling interests	(20,203)	(3,260)	(46,014)	(217)

Comprehensive income (loss) attributable to Mitsui & Co., Ltd.	¥353,671	¥(218,115)	¥123,556	$3,803

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

Years Ended March 31, 2010, 2009 and 2008

	Millions of Yen			Millions of U.S. Dollars (Note 2)
	2010	2009	2008	2010
Operating Activities (Note 27):
Net income before attribution of noncontrolling interests (Note 2)	¥167,502	¥212,699	¥459,788	$1,801
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Loss (income) from discontinued operations—net (after income tax effect)	794	(4,030)	(77,180)	9
Depreciation and amortization	136,951	139,564	131,758	1,473
Pension and severance costs, less payments	15,645	2,814	(2,360)	168
Provision for doubtful receivables	11,227	18,013	8,075	121
Gain on sales of securities—net	(20,949)	(33,228)	(92,298)	(225)
Loss on write-down of securities	48,488	117,264	36,691	521
(Gain) loss on disposal or sales of property and equipment—net	(5)	(3,586)	340	0
Impairment loss of long-lived assets	8,715	37,693	24,005	94
Impairment loss of goodwill	9,907	18,568	2,004	106
Deferred income taxes	(16,351)	18,943	(1,897)	(176)
Equity in earnings of associated companies, less dividends received	(19,933)	(24,064)	(55,016)	(214)
Changes in operating assets and liabilities:
Decrease in trade receivables	87,156	838,622	77,983	937
Decrease (increase) in inventories	79,035	63,309	(75,398)	850
Decrease in trade payables	(25,616)	(569,861)	(41,954)	(275)
(Decrease) increase in accrued expenses	(24,538)	(62,727)	4,026	(264)
Decrease (increase) in advance payments to suppliers	26,010	(20,376)	(35,730)	280
(Decrease) increase in advances from customers	(47,057)	20,420	51,719	(506)
Decrease (increase) in derivative assets	186,647	(60,576)	(167,166)	2,007
(Decrease) increase in derivative liabilities	(61,718)	(64,833)	106,451	(664)
Decrease (increase) in other current assets- income tax receivables	46,960	(66,336)	(18,207)	505
Other—net	18,831	(10,370)	73,011	202
Net cash provided by operating activities of discontinued operations	4,659	14,744	7,146	50

Net cash provided by operating activities	632,360	582,666	415,791	6,800

Investing Activities (Note 27):
Net (increase) decrease in time deposits	(12,891)	3,344	(6,609)	(139)
Investments in and advances to associated companies	(90,577)	(192,893)	(206,866)	(974)
Sales of investments in and collection of advances to associated companies	45,728	61,247	309,625	492
Acquisitions of available-for-sale securities	(19,558)	(6,035)	(62,641)	(210)
Proceeds from sales of available-for-sale securities	17,552	16,110	45,650	189
Proceeds from maturities of available-for-sale securities	16,124	5,907	4,509	173
Proceeds from maturities of held-to-maturity debt securities	1,893	69	6,196	20
Acquisitions of other investments	(29,234)	(70,188)	(131,539)	(314)
Proceeds from sales and maturities of other investments	77,485	97,867	51,042	833
Increase in long-term loan receivables	(83,114)	(76,427)	(88,040)	(894)
Collection of long-term loan receivables	84,858	85,695	86,020	912
Additions to property leased to others and property and equipment	(232,141)	(253,638)	(282,061)	(2,496)
Proceeds from sales of property leased to others and property and equipment	43,782	34,570	115,833	471
Acquisitions of subsidiaries, net of cash acquired	—	(1,208)	(52,216)	—
Proceeds from sales of subsidiaries, net of cash held by subsidiaries	—	4,688	106,319	—

Net cash used in investing activities	(180,093)	(290,892)	(104,778)	(1,937)

Financing Activities (Note 27):
Net (decrease) increase in short-term debt	(212,413)	41,020	(148,848)	(2,284)
Proceeds from long-term debt	493,321	365,743	551,247	5,304
Repayments of long-term debt	(435,213)	(314,094)	(513,851)	(4,680)
Transactions with noncontrolling interests shareholders	(47,330)	(14,401)	—	(509)
Purchases of treasury stock—net	(31)	(724)	(1,601)	0
Payments of cash dividends	(12,779)	(87,318)	(72,076)	(137)

Net cash used in financing activities	(214,445)	(9,774)	(185,129)	(2,306)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	15,768	(33,455)	(26,652)	170

Net Increase in Cash and Cash Equivalents	253,590	248,545	99,232	2,727
Cash and Cash Equivalents at Beginning of Year	1,147,809	899,264	800,032	12,342

Cash and Cash Equivalents at End of Year	¥1,401,399	¥1,147,809	¥899,264	$15,069

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Mitsui & Co., Ltd. and subsidiaries

1.	NATURE OF OPERATIONS

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

In addition to the above, the companies are engaged in strategic business investments in new areas such as information technology, biotechnology and environmental technology.

2.	BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I.	BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates. The translation of Japanese yen amounts into U.S. dollar amounts for the year ended March 31, 2010 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥93=U.S. $1, the approximate rate of exchange at March 31, 2010. The translation should not be construed as a representation that the Japanese yen amounts could be converted into U.S. dollars at the above or any other rate.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in the companies’ general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, accounting for certain investments including non-monetary exchange of investments and effects of changes in foreign currency exchange rates on foreign-currency-denominated available-for-sale debt securities, accounting for warrants, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs, and accounting for uncertainty in income taxes.

Effective April 1, 2009, the companies adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, and the accompanying consolidated financial statements are presented in accordance with the Codification. The companies have also included some references to superseded U.S. accounting standards for better guidance for users of the consolidated financial statements.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are voluntary disclosures, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as a principal and transactions in which the Company and certain subsidiaries serve as an agent. During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In relation to this change, prior year amounts have been reclassified.

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

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate share of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by ASC 810, “Consolidation,” which was formerly FASB Interpretation (“FIN”) No. 46 (revised December 2003). The unincorporated joint ventures proportionately consolidated in accordance with ASC 810-10-45-14, “Consolidation—Proportionate Consolidation,” which was formerly FASB Emerging Issues Task Force Issue (“EITF”) No. 00-1, by the companies include but are not limited to Block 9 J/V (35%), Block 10,11,12,13,10A/11A J/V (20%-40%), Capricorn Coal Development J/V (30%), Dawson J/V (49%), Kestrel J/V (20%), Mt. Goldsworthy Mining Associates J/V (7%), Mt. Newman J/V (7%), Robe River Iron Associates J/V (33%), and WA-28-L J/V (40%).

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

An allowance for doubtful receivables is recorded for all receivables not defined as specific loan based primarily upon the companies’ credit loss experiences and an evaluation of potential losses in the receivables.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on a specific-identification basis, or market.

Derivative instruments and hedging activities

In accordance with ASC 815, “Derivatives and Hedging,” which was formerly SFAS No. 133, all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and their resulting hedge designation. On the Consolidated Balance Sheets, the companies offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

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

Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met under ASC 815, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.

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

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met under ASC 815, are currently recognized in interest income and expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading.

Securities are classified as trading securities and carried at fair value only if the companies possess those securities for the purpose of purchase and sale. Unrealized holding gains and losses are included in earnings.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in equity on a net-of-tax basis.

For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the year in which such determination is made. Various factors, such as the extent by which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary.

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

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. The estimated useful lives for buildings, equipment and fixtures, freight cars, and vessels are primarily 8 to 50 years, 2 to 50 years, 13 to 30 years, and 2 to 15 years, respectively. Mineral rights are amortized over their respective estimated useful lives, which are 9 to 47 years, using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.

Impairment of long-lived assets

Long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

In accordance with ASC 805, “Business Combinations,” which was formerly SFAS No. 141 (revised 2007), the acquisition method of accounting which requires the measurement of the fair value of all of the assets and liabilities of an acquired company, including noncontrolling interests, is used for all business combinations from April 1, 2009. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is recognized as a gain from a bargain purchase.

Goodwill and other intangible assets

Goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment, ” which was formerly SFAS No. 144. Any identifiable intangible asset determined to have an indefinite useful life is not

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

amortized, but instead tested for impairment in accordance with ASC 350, “Intangibles-Goodwill and Other, ” which was formerly SFAS No. 142, until its useful life is determined to be no longer indefinite.

Equity method goodwill is reviewed for impairment as part of an other-than-temporary decline in the value of investments in associated companies below the carrying amount in accordance with ASC 323, “Investments-Equity Method and Joint Ventures, ” which was formerly Accounting Principles Board Opinion No. 18.

Intangible assets subject to amortization consist primarily of software, trademarks, customer relationships, sales rights and patents which are amortized over their respective estimated useful lives using the straight-line method. The estimated useful lives for software, trademarks, customer relationships, sales rights and patents are 3 to 5 years, 10 to 30 years, 10 to 24 years, 10 years and 10 to 20 years, respectively. Intangible assets not subject to amortization mainly consist of land rights and trademarks.

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

In accordance with ASC 360, “Property, Plant and Equipment,” which was formerly SFAS No. 144, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproved properties are assessed annually for impairment in accordance with ASC 932-360-35-11, “Extractive Activities-Property, Plant and Equipment—Subsequent Measurement—Unproved Properties, ” which was formerly SFAS No. 19, with any impairment charged to expense. The companies make a comprehensive evaluation and record impairment of unproved property based on undiscounted future net cash flow approach, as well as taking into consideration various factors, such as remaining mining rights periods, examples of sales and purchases in neighboring areas, drilling results and seismic interpretations.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using either the unit-of-production method or straight-line method based on the proven and probable reserves.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered as a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Asset retirement obligations

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

Pension and severance indemnities plans

The company and certain subsidiaries have defined benefit pension plans and severance indemnities plans covering substantially all employees other than directors. The costs of defined benefit pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods. The company and certain subsidiaries recognize the overfunded or underfunded status of a defined benefit plan as an asset or a liability in the Consolidated Balance Sheets. In addition, the company and certain subsidiaries have defined contribution pension plans. The costs of defined contribution pension plans are charged to expenses when incurred.

Guarantees

In accordance with ASC 460, “Guarantees,” which was formerly FIN No. 45, the companies recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken for the guarantee.

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

The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities to be delivered at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.

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

In accordance with ASC 740, “Income Taxes,” which was formerly FIN No. 48, the companies recognize and measure uncertainty in income taxes. Interests and penalties incurred in relation to income taxes are reported in current income taxes in the Statements of Consolidated Income.

Net income per share

Basic net income per share attributable to Mitsui & Co., Ltd. is computed by dividing net income attributable to Mitsui & Co., Ltd. by the weighted-average number of common shares outstanding for the period. Diluted net income per share attributable to Mitsui & Co., Ltd. reflects the potential dilution as a result of issuance of shares upon conversion of the companies’ convertible bonds.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

III.	RECLASSIFICATION

Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” are included in “Income Taxes” for the year ended March 31, 2010. At the same time, the line item, “Equity in Earnings of Associated Companies—Net (After Income Tax Effect)” has been changed to “Equity in Earnings of Associated Companies—Net.” Amounts for the years ended March 31, 2008 and 2009 have been reclassified to conform to the current year’s presentation.

The consolidated financial statements have been adjusted due to the adoption of ASC 810-10-65, “Transition Related to FASB Statement No.160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No.51,” which was formerly SFAS No.160.

Other certain reclassifications and format changes have also been made to prior year amounts to conform to the current year presentation.

IV.	NEW ACCOUNTING STANDARDS

FASB Accounting Standards Codification

Effective July 1, 2009, the companies adopted ASC 105, “Generally Accepted Accounting Principles,” which was formerly SFAS No. 168.

ASC 105 establishes the FASB Accounting Standards Codification (the “Codification”) as the single source of authoritative generally accepted accounting principles. Rules and interpretive releases of the U.S. Securities and Exchange Commission (the “SEC”) are also sources of authoritative accounting principles for SEC registrants. The Codification reorganizes existing U.S. accounting standards by topic, and supersedes all existing U.S. accounting standards.

The adoption of this topic had no impact on the companies’ financial position and results of operations.

Fair value measurements

Effective April 1, 2009, the companies adopted ASC 820, “Fair Value Measurements and Disclosures,” which was formerly SFAS No. 157, for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the financial statements on a recurring basis.

ASC 820 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Effective April 1, 2009, the companies also adopted the new provisions in ASC 820, which was formerly FASB Staff Position (“FSP”) No. FAS 157-4. These provisions provide guidance for determining whether a market that was formerly active has become inactive and a transaction is not orderly in order to apply the fair value measurement provisions of ASC 820.

Effective October 1, 2009, the companies adopted the new provisions in ASC 820, which the FASB issued as the Accounting Standards Update (“ASU”) 2009-05, “Measuring Liabilities at Fair Value.” These provisions provide guidance for fair value measurement of liabilities.

Effective January 1, 2010, the companies adopted the new provisions in ASC 820, which the FASB issued as ASU 2010-06, “Improving Disclosures about Fair Value Measurements,” for disclosures regarding transfers in

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

and out of Levels 1 and 2. The companies also adopted the new provisions that clarify existing disclosure requirements regarding the level of disaggregation of fair value measurements and inputs and valuation techniques.

The effect of the adoption of this topic on the companies’ financial position and results of operations was immaterial.

Business combinations

Effective April 1, 2009, the companies adopted ASC 805, “Business Combinations,” which was formerly SFAS No. 141 (revised 2007).

ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in the business combination or a gain from a bargain purchase. ASC 805 also requires disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. As a result of the adoption of this topic, the amounts of accumulated impairment losses of goodwill acquired in business combinations are disclosed in Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.”

Effective April 1, 2009, the companies also adopted the new provisions in ASC 805-20, “Business Combinations—Identifiable Assets and Liabilities, and Any Noncontrolling Interest,” which require an asset or liability arising from a contingency in a business combination to be recognized at fair value if fair value can be reasonably determined.

The effect of the adoption of this topic on the companies’ financial position and results of operations was immaterial.

Noncontrolling interests in consolidated financial statements

Effective April 1, 2009, the companies adopted ASC 810-10-65, “Consolidation—Transition Related to FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51.”

ASC 810-10-65 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary.

The effect of the adoption of this section on the companies’ financial position and results of operations was immaterial. Also, as a result of the adoption of this section, noncontrolling interests, which were previously referred to as minority interests and classified between liabilities and equity on the Consolidated Balance Sheets, are included as a separate component of total equity. In addition, the way the Statements of Consolidated Income, the Statements of Changes in Consolidated Equity and the Statements of Consolidated Cash Flows are presented is changed. The companies have also retrospectively applied the presentation and disclosure provisions of this section, and have made reclassifications and format changes on the Consolidated Balance Sheets as of March 31, 2009, and the Statements of Consolidated Income, the Statements of Changes in Consolidated Equity, and the Statements of Consolidated Cash Flows for the years ended March 31, 2009 and 2008.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Subsequent events

Effective April 1, 2009, the companies adopted ASC 855, “Subsequent Events,” which was formerly SFAS No. 165.

ASC 855 establishes general accounting and disclosure standards for events and transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. Entities are required to disclose the date through which subsequent events and transactions were evaluated, as well as whether that date is the date financial statements were issued or the date the financial statements were available to be issued.

The companies also adopted the new provisions in ASC 855, which the FASB issued as ASU2010-09, “Amendments to Certain Recognition and Disclosure Requirements,” for the consolidated financial statements for the year ended March 31, 2010. The provisions exempt SEC filers from disclosing the date through which subsequent events have been evaluated, amend existing disclosure requirements and clarify the scope of the reissuance disclosure requirements.

The adoption of this topic had no impact on the companies’ financial position and results of operations.

Recognition and presentation of other-than-temporary impairments

Effective April 1, 2009, the companies adopted ASC 320-10-65, “Investments-Debt and Equity Securities—Transition Related to FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments.”

ASC 320-10-65 requires an entity to recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the noncredit component in other comprehensive income when the entity does not intend to sell the security and it is more likely than not that the entity will not be required to sell the security prior to recovery. This section also expands the disclosure requirements for other-than-temporary impairments on debt and equity securities.

The effect of the adoption of this section on the companies’ financial position and results of operations was immaterial.

Employers’ disclosures about postretirement benefit plan assets

Effective March 31, 2010, the companies adopted the new provisions in ASC 715-20-65, “Compensation-Retirement Benefits—Transition related to FSP FAS 132(R)-1, Employers’ Disclosures about Postretirement Benefit Plan Assets.”

The provisions provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan, including the disclosure of each class of plan assets at fair value using the fair value hierarchy in ASC 820.

The adoption of these provisions had no impact on the companies’ financial position and results of operations.

Oil and gas reserve estimation and disclosures

Effective March 31, 2010, the companies adopted the new provisions in ASC 932, “Extractive Activities-Oil and Gas,” which the FASB issued as ASU 2010-03, “Oil and Gas Reserve Estimation and Disclosures.”

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The provisions expand the definition of oil- and gas-producing activities to include hydrocarbons from non-traditional sources, and amend the definition of proved reserves to use the average, first-day-of-the-month price during the 12-month period before the fiscal year end. The provisions also enhance disclosure requirements in accordance with the SEC’s final rule, “Modernization of the Oil and Gas Reporting Requirements.”

The effect of the adoption of these provisions on the companies’ financial position and results of operations is immaterial.

Multiple-deliverable revenue arrangements

In October 2009, the FASB issued ASU 2009-13, “Multiple-Deliverable Revenue Arrangements.”

ASU 2009-13 amends the provisions in ASC 605-25, “Revenue Recognition—Multiple-Element Arrangements,” for treating multiple deliverables in a revenue arrangement as separate units of accounting, and permits using a best estimate of selling price in allocating arrangement consideration to each deliverable if neither vendor-specific objective evidence nor third-party evidence is available. The provisions also expand the disclosure requirements for such arrangements.

The provisions are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The effect of the adoption of these provisions on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Revenue arrangements with software elements

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.”

ASU 2009-14 amends the provisions in ASC 985-605, “Software—Revenue Recognition,” clarifies the scope of the software revenue guidance for revenue arrangements that include both tangible products and software elements, and provide guidance on allocating revenue for such arrangements.

The provisions are effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The effect of the adoption of these provisions on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Transfers of financial assets

In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfers of Financial Assets,” which was formerly SFAS No. 166.

ASU 2009-16 amends the provisions in ASC 860, “Transfers and Servicing,” eliminates the concept of a qualifying special-purpose entity and changes the derecognition requirements of financial assets. The new provisions also enhance disclosure requirements for transfers of financial assets and a transferor’s continuing involvement with transferred financial assets.

The provisions are effective for fiscal years beginning after November 15, 2009 and interim periods within those fiscal years. The effect of the adoption of these provisions on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Variable interest entities

In December 2009 and February 2010, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which was formerly SFAS No. 167, and ASU 2010-10, “Amendments for Certain Investment Funds,” respectively.

ASU 2009-17 amends the provisions in ASC 810, “Consolidation,” to require an entity to determine the need for consolidating a VIE based on qualitative analysis, including whether the entity has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and to assess such needs on an ongoing basis. ASU 2010-10 indefinitely defers the application of provisions amended by ASU 2009-17 for interests in certain investment funds and similar entities.

The provisions are effective for fiscal years beginning after November 15, 2009 and interim periods within those fiscal years. The effect of the adoption of these provisions on the companies’ financial position and results of operations is not currently known and cannot be reasonably estimated until further analysis is completed.

V.	USE OF ESTIMATES IN THE PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.	BUSINESS COMBINATIONS

For the year ended March 31, 2010

The business combinations, which were completed during the year ended March 31, 2010, were immaterial. After the reporting period but before the financial statements are issued, the following business combination occurred.

On December 24, 2009, the Company entered into a definitive agreement with Gas Natural SDG, S.A. to acquire 100% of its outstanding shares of a portfolio of companies holding five gas-fired combined cycle power stations in Mexico, as well as relevant companies including a pipeline company through a holding company, MT Falcon Holdings Company S.A.P.I. de C.V., a 70% owned subsidiary of the Company, with Tokyo Gas Co., Ltd. This acquisition for ¥112,324 million (U.S. $1,241 million) was closed on June 2, 2010. The Company intends to enhance its portfolio of power generating assets through this acquisition.

Further information related to the accounting for this business combination has not been disclosed because the initial accounting for this acquisition has not been completed as of the issuance date of the consolidated financial statements.

For the year ended March 31, 2009

The following is the primary business combination, which was completed during the year ended March 31, 2009.

Moeco Thai Oil Development Co., Ltd.

Mitsui Oil & Exploration Co., Ltd. (“MOECO”), a 53.0%* owned subsidiary of the Company, agreed with the Ministry of Economy, Trade and Industry of Japan to acquire additional 50% of ownership interests in Moeco

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Thai Oil Development Co., Ltd. (“MOT”) for ¥9,000 million on June 30, 2008 as a result of the successful bid at general public bidding on June 13, 2008. The book value of the MOT was ¥3,026 million before this additional acquirement. After satisfying the closing conditions, MOECO completed the acquisition process on July 15, 2008. Since the MOECO’s ownership of voting shares of MOT increased to 80%, MOT became a subsidiary of MOECO, which had been previously accounted for under the equity method. Subsequently, MOECO agreed with Toyo Engineering Corporation, a 22.8%* owned associated company of the Company accounted for under the equity method, to sell 10% of ownership interests in MOT on August 11, 2008. MOECO completed the sale of the interests on September 25, 2008 and the MOECO’s ownership of voting shares of MOT decreased to 70%. MOECO previously owned 30% of the MOT, the acquisition was accounted for as a step- acquisition. The purchase price was allocated based on 50% of the estimated fair value of the net assets acquired, including intangible assets acquired.

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

*	As of March 31, 2010, MOECO was a 69.9% owned subsidiary of the Company. This increase of voting interest was due to additional acquisition of its shares for the year ended March 31, 2010. Toyo Engineering Corporation was a 23.0% owned associated company of the Company accounted for under the equity method.

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

The purchase price was determined based on the expected future cash flows Steel Tech will generate. The excess of the purchase price over the fair value of net assets of Steel Tech was recorded as goodwill. The primary factors that contributed to the determination of the purchase price that caused the recognition of goodwill include the following: (1) the Steel Tech's broad geographic network facilities in North America and ability to provide value-added services, (2) the synergies that might be achieved with the companies' marketing and logistics services in the steel business.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

In connection with this acquisition, ¥277 million and ¥6,695 million were assigned to intangible asset subject to amortization and goodwill, respectively. The intangible asset subject to amortization consists of a non-compete agreement with an amortization period of 8 years. The goodwill is deductible for tax purpose and has been assigned to the Americas Segment.

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

The companies present the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under (loss) income from discontinued operations—net (after income tax effect). The figures of the Statements of Consolidated Income and the Statements of Consolidated Cash Flows for the prior years related to the discontinued operations have been reclassified to conform to the current year presentation.

The carrying amounts of assets and liabilities of a disposal group classified as held for sale were immaterial for the years ended March 31, 2010 and 2009.

The results of discontinued operations were immaterial for the year ended March 31, 2009.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Summarized selected financial information and amounts attributable to Mitsui & Co., Ltd. for the years ended March 31, 2010, 2009 and 2008 for the discontinued operations reclassified during the year ended March 31, 2010 were as follows:

	Millions of Yen
	Oil and gas interests held by MitEnergy	Other subsidiaries	Total
Year ended March 31, 2010:
Revenues	¥11,771	¥1,080	¥12,851

Income from discontinued operations before income taxes	¥166	¥35	¥201
(Loss) gain on disposal-net	(1,971)	156	(1,815)
Income tax benefit (expense)	835	(15)	820

(Loss) income from discontinued operations—net	¥(970)	¥176	¥(794)

Year ended March 31, 2009:
Revenues	¥27,321	¥3,115	¥30,436

Income (loss) from discontinued operations before income taxes	¥6,225	¥(1,096)	¥5,129
Income tax (expense) benefit	(1,884)	785	(1,099)

Income (loss) from discontinued operations—net	¥4,341	¥(311)	¥4,030

Year ended March 31, 2008:
Revenues	¥18,767	¥4,999	¥23,766

Income (loss) from discontinued operations before income taxes	¥3,153	¥(87)	¥3,066
Income tax expense	(608)	(31)	(639)

Income (loss) from discontinued operations—net	¥2,545	¥(118)	¥2,427

	Millions of Yen
	2010	2009	2008
Amounts attributable to Mitsui & Co., Ltd.
Income from continuing operations	¥150,376	¥174,237	¥336,983
(Loss) income from discontinued operations—net (after income tax effect)	(657)	3,370	73,078

Net income	¥149,719	¥177,607	¥410,061

The primary discontinued operations for the year ended March 31, 2010 were as follows:

Oil and Gas interests held by MitEnergy

MitEnergy Upstream LLC (“MitEnergy”), a subsidiary partially reported in both the Energy and Americas Segments, had been engaged in the oil and gas exploration, development and production business (“E&P Business”) mainly in the Gulf of Mexico of the United States. After the careful scrutiny of the Company’s E&P Business strategy in North America, MitEnergy divested all of its Gulf of Mexico oil and gas assets to a third party during the year ended March 31, 2010.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in operations such as apparel sale, consumer products related to daily life sale, venture investment fund, and membership rewards program.

Summarized selected financial information for the years ended March 31, 2008 for the discontinued operations reclassified during the year ended March 31, 2008 was as follows:

	Millions of Yen
	Sesa Goa	Oil and gas producing interests held by Wandoo Petroleum	Other subsidiaries	Total
Year ended March 31, 2008:
Revenues	—	¥2,358	¥4,407	¥6,765

(Loss) income from discontinued operations before income taxes	¥(387)	¥1,421	¥5,867	¥6,901
Gain on disposal-net	93,949	20,205	2,511	116,665
Income tax expense	(38,355)	(8,286)	(2,172)	(48,813)

Income from discontinued operations—net	¥55,207	¥13,340	¥6,206	¥74,753

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

Oil and gas producing interests held by Wandoo Petroleum

Wandoo Petroleum Pty Ltd. (“Wandoo”), a subsidiary partially reported in both the Energy and Asia Pacific Segments, had been engaged in the oil and gas development and production business in Australia. After the careful scrutiny of the booming oil and gas prices and the production situation by the operator, the Company decided it best to sell this business, and disposed of by sale all interests of producing assets of Wandoo during the year ended March 31, 2008.

Other subsidiaries

This category consists of some individually immaterial subsidiaries engaged in operations such as custom home sale, aircraft leasing, and lease related to Chinese trading business.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

5.	MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At March 31, 2010 and 2009, the fair value and gross unrealized holding gains and losses on available-for-sale securities and the amortized cost, fair value and gross unrealized holding gains and losses on held-to-maturity debt securities were as follows:

	Millions of Yen
			Unrealized holding gains (losses)
	Cost	Fair value	Gains	Losses	Net
March 31, 2010:
Available-for-sale:
Marketable equity securities (Japan)	¥212,367	¥416,844	¥204,612	¥(135)	¥204,477
Marketable equity securities (Non-Japan)	27,212	58,337	32,611	(1,486)	31,125
Preferred stock that must be redeemed	78,940	74,595	271	(4,616)	(4,345)
Government bonds	8,024	8,036	12	—	12
Other securities	1,891	1,891	0	—	0

March 31, 2009:
Available-for-sale:
Marketable equity securities		¥398,676	¥167,256	¥(20,780)	¥146,476
Debt securities, consisting principally of preferred stock that must be redeemed and convertible debt		86,788	19	(16,001)	(15,982)

	Millions of Yen
			Unrealized holding gains (losses)
	Amortized cost	Fair value	Gains	Losses	Net
March 31, 2010:
Held-to-maturity debt securities	¥117	¥117	¥0	—	¥0

March 31, 2009:
Held-to-maturity debt securities, consisting principally of preferred stock that must be redeemed	¥2,656	¥2,656	¥0	—	¥0

At March 31, 2009, the carrying amounts of available-for-sale securities, with original maturities of three months or less, included in cash and cash equivalents in the Consolidated Balance Sheets were ¥1,498 million. The companies did not hold such securities or investments at March 31, 2010.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

At March 31, 2010 and 2009, the fair value and gross unrealized holding losses on available-for-sale securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen
	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
March 31, 2010:
Available-for-sale:
Marketable equity securities	¥27,896	¥(1,621)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed	—	—	¥73,440	¥(4,616)

Total	¥27,896	¥(1,621)	¥73,440	¥(4,616)

March 31, 2009:
Available-for-sale:
Marketable equity securities	¥71,166	¥(20,780)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed	63,033	(16,001)	—	—

Total	¥134,199	¥(36,781)	—	—

The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of marketable equity securities and preferred stock that must be redeemed (approximately 45 issuers). The severity of decline in fair value less than cost was 3% to 20%. The unrealized losses on marketable securities were due principally to a temporary decline in the stock market and the duration of the impairment was less than nine months. The companies evaluated the near-term prospects of the issuer in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at March 31, 2010.

The unrealized losses on preferred stock that must be redeemed were due to a devaluation of foreign currencies against the yen in the foreign exchange market. The companies evaluated the prospects of the foreign exchange market for the period of maturity of the stock. Based on that evaluation, the companies did not consider these investments to be other-than-temporarily impaired at March 31, 2010.

For the years ended March 31, 2010, 2009 and 2008, losses of ¥17,100 million, ¥79,264 million and ¥28,100 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other than temporary.

The portion of net trading gains and losses for the year that relates to trading securities still held at March 31, 2010, 2009 and 2008 were as follows:

	Millions of Yen
	2010	2009	2008
Net trading losses	¥(10)	¥(41)	¥(18)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the years ended March 31, 2010, 2009 and 2008 are shown below:

	Millions of Yen
	2010	2009	2008
Proceeds from sales	¥17,552	¥15,880	¥42,914

Gross realized gains	¥6,646	¥5,174	¥28,776
Gross realized losses	(258)	(390)	(276)

Net realized gains	¥6,388	¥4,784	¥28,500

Debt securities classified as available-for-sale and held-to-maturity at March 31, 2010 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized cost	Aggregate fair value	Amortized cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥4,229	¥4,327	¥10	¥10
After 1 year through 5 years	67,600	63,682	106	106
After 5 years through 10 years	17,026	16,513	1	1
After 10 years	—	—	—	—

Total	¥88,855	¥84,522	¥117	¥117

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥482,930 million and ¥550,809 million at March 31, 2010 and 2009, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair value for all the individual non-marketable securities held by the companies was not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other than temporary, the investment is written down to its estimated fair value. Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other than temporary were ¥31,388 million, ¥37,687 million and ¥8,695 million for the years ended March 31, 2010, 2009 and 2008, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥434,194 million and ¥499,924 million at March 31, 2010 and 2009, respectively. Investments with an aggregate carrying amount of ¥408,508 million at March 31, 2010 and ¥444,738 million at March 31, 2009, were not evaluated for impairment because the companies did not identify any events or changes in circumstances that may have had a significant adverse effect on the fair value of those investments and the companies determined that it is not practicable to estimate the fair value of those investments in accordance with the requirements of ASC 825-10-50, “Disclosures about Fair Value of Financial Instruments,” which was formerly Statement of Financial Accounting Standards (“SFAS”) No.107.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

6.	INVESTMENTS IN AND ADVANCES TO ASSOCIATED COMPANIES

Investments in associated companies (investees owned 20% to 50%, corporate joint ventures and other investees over which the companies have the ability to exercise significant influence) are accounted for under the equity method. In addition, noncontrolling investments in general partnerships, limited partnerships and limited liability companies are also accounted for under the equity method. Such investments include, but are not limited to, the companies’ investments in Valepar S.A. (18.24%), Japan Australia LNG (MIMI) Pty. Ltd. (50.00%), JA Mitsui Leasing, Ltd. (33.40%), Sims Metal Management Limited (17.76%), P.T. Paiton Energy (36.32%), IPM EAGLE LLP (30.00%), and Penske Automotive Group, Inc. (16.89%).

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

The investment in Sims Metal Management Limited is accounted for under the equity method because the companies are the largest and sole shareholder to have board designation right and the top up right, which enable the companies to increase their share in the event of dilution so that the companies are able to retain proportionate share after the dilutive event, and the companies have ability to exercise significant influence over operating and financial policies primarily through the board representation and the membership in various advisory committees to the board, such as the Finance and Investment Committee.

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

Investments in and advances to associated companies at March 31, 2010 and 2009 consisted of the following:

	Millions of Yen
	2010	2009
Investments in capital stock	¥1,227,795	¥1,115,804
Advances	175,261	159,686

Total	¥1,403,056	¥1,275,490

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The carrying value of the investments in associated companies exceeded the companies’ equity in the underlying net assets of such associated companies by ¥123,223 million and ¥ 134,170 million at March 31, 2010 and 2009, respectively. The excess is attributed first to certain fair value adjustments on a net-of-tax basis at the time of the initial and subsequent investments in those companies with the remaining portion considered as equity method goodwill. The fair value adjustments are generally attributed to property and equipment which consist primarily of mineral rights amortized over their respective estimated useful lives, principally 3 to 47 years, using either the straight-line or the unit-of-production method.

Investments in common stock of publicly traded associated companies include marketable equity securities carried at ¥186,809 million and ¥189,588 million at March 31, 2010 and 2009, respectively. Corresponding aggregate quoted market values were ¥ 225,091 million and ¥179,217 million, respectively.

Summarized financial information for associated companies at March 31, 2010 and 2009 and for the years ended March 31, 2010, 2009 and 2008 were as follows:

	Millions of Yen
	2010	2009
Current assets	¥6,576,064	¥7,011,843
Property and equipment—net of accumulated depreciation	9,168,375	7,747,955
Other assets	2,782,559	2,376,812

Total assets	¥18,526,998	¥17,136,610

Current liabilities	¥4,035,355	¥4,054,649
Long-term liabilities	6,327,492	6,123,570
Associated companies’ shareholders’ equity	4,461,376	3,922,868
Non-controlling interests	3,702,775	3,035,523

Total liabilities and shareholders’ equity	¥18,526,998	¥17,136,610

The companies’ equity in the net assets of associated companies	¥1,104,572	¥981,634

	Millions of Yen
	2010	2009	2008
Revenues	¥9,541,949	¥11,969,061	¥13,127,701
Gross profit	2,512,033	3,656,921	3,758,668
Net income attributable to associated companies	648,981	864,418	1,065,804

Note:	The Company has corrected presentation of the disclosure of net income attributable to associated companies for the years ended March 31, 2009 and 2008, from ¥621,013 million to ¥864,418 million, from ¥1,065,978 million to ¥1,065,804 million, respectively. This correction had had no impact on financial position and results of operations of the Company as previously reported.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ revenues and purchases from associated companies included in cost of revenues during the years ended March 31, 2010, 2009 and 2008 were as follows:

	Millions of Yen
	2010	2009	2008
Revenues	¥56,106	¥85,373	¥77,840
Purchases	254,873	327,417	323,664

Note:	The figures for the years ended March 31, 2009 and 2008 related to discontinued operations have been reclassified.

Dividends received from associated companies for the years ended March 31, 2010, 2009 and 2008 amounted to ¥111,540 million, ¥96,594 million and ¥99,252 million, respectively.

Consolidated unappropriated retained earnings at March 31, 2010 and 2009 included the companies’ equity in net undistributed earnings of associated companies in the amount of ¥352,468 million and ¥352,703 million, respectively.

7.	ALLOWANCE FOR DOUBTFUL RECEIVABLES

An analysis of the change in the allowance for doubtful receivables is as follows:

	Millions of Yen
	Current	Non-current	Total
Year ended March 31, 2010:
Balance at beginning of year	¥18,165	¥51,883	¥70,048
Credits charged off	(5,205)	(10,758)	(15,963)
Provision for doubtful receivables	6,171	5,056	11,227
Others	(708)	2,291	1,583

Balance at end of year	¥18,423	¥48,472	¥66,895

Year ended March 31, 2009:
Balance at beginning of year	¥23,289	¥58,957	¥82,246
Credits charged off	(5,658)	(16,220)	(21,878)
Provision for doubtful receivables	4,695	13,318	18,013
Others	(4,161)	(4,172)	(8,333)

Balance at end of year	¥18,165	¥51,883	¥70,048

Year ended March 31, 2008:
Balance at beginning of year	¥29,824	¥69,775	¥99,599
Credits charged off	(10,676)	(13,010)	(23,686)
Provision for doubtful receivables	4,041	4,034	8,075
Others	100	(1,842)	(1,742)

Balance at end of year	¥23,289	¥58,957	¥82,246

Note:	“Others” principally includes the effect of deconsolidation of subsidiaries, reclassification to discontinued operations, transfer from other accounts and the effect of changes in foreign exchange rates.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The recorded investment in impaired loans, as defined in ASC310 “Receivables” and the allowance for doubtful receivables related to such loans at March 31, 2010 and 2009 were as follows:

	Millions of Yen
	2010		2009
	Impaired loans	Allowance for doubtful receivables	Impaired loans	Allowance for doubtful receivables
Impaired loans with an allowance for doubtful receivables	¥83,079	¥49,559	¥76,021	¥57,468
Impaired loans without an allowance for doubtful receivables	4,489	—	7,040	—

Total	¥87,568	¥49,559	¥83,061	¥57,468

The average investment in impaired loans and interest income on impaired loans for the years ended March 31, 2010, 2009 and 2008 were as follows:

	Millions of Yen
	2010	2009	2008
Average investment in impaired loans	¥85,314	¥96,321	¥105,619
Interest income recognized on impaired loans	391	372	1,040

Interest income on impaired loans has been recognized mainly using the cash-basis method of accounting during the period that the loans were impaired.

8.	LEASES

Lessor

The companies lease real estate, rolling stock, ocean transport vessels, aircraft, equipment and others.

Certain leases of rolling stock, aircraft, ocean transport vessels, equipment, real estate and others are classified as direct financing leases or leveraged leases, and the net investments are included as part of trade receivables—accounts and non-current receivables, less unearned interest in the accompanying Consolidated Balance Sheets. The companies have no general obligation for principal and interest on notes and other instruments related to third-party participation in leveraged leases. Such notes and other instruments have not been included in liabilities but have been offset against the related lease receivables. The residual values represent the estimate of the values of the leased assets at the end of the lease contracts and are initially recorded based on appraisals and estimates. Realization of the residual values is dependent on the companies’ future ability to sell the related assets under then prevailing market conditions.

Other leases are classified as operating leases and the related assets are presented as property leased to others—at cost, less accumulated depreciation in the accompanying Consolidated Balance Sheets.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following comprises the components of the net investment in direct financing leases as of March 31, 2010 and 2009:

	Millions of Yen
	2010	2009
Total minimum lease payments to be received	¥112,440	¥103,074
Estimated unguaranteed residual value of leased assets	10,175	12,487
Less unearned income	(39,850)	(38,317)

Net investment in direct financing leases	¥82,765	¥77,244

The following is a schedule by years of future minimum lease payments to be received from direct financing leases as of March 31, 2010:

Millions of Yen
Year ending March 31:
2011	¥15,808
2012	14,798
2013	16,525
2014	14,733
2015	11,272
Thereafter	39,304

Total	¥112,440

The following represents the components of the net investment in leveraged leases as of March 31, 2010 and 2009:

	Millions of Yen
	2010	2009
Total minimum lease payments to be received (net of principal and interest on third-party nonrecourse debt)	¥3,667	¥3,912
Estimated unguaranteed residual value of leased assets	4,391	4,637
Less unearned income	(1,903)	(2,024)

Investment in leveraged leases	6,155	6,525
Less deferred tax liabilities arising from leveraged leases	(6,147)	(6,808)

Net investment in leveraged leases	¥8	¥(283)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following provides an analysis of the companies’ investment in property leased to others on operating leases by classes as of March 31, 2010 and 2009:

	Millions of Yen
	2010			2009
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Real estate	¥174,879	¥(70,454)	¥104,425	¥175,678	¥(71,999)	¥103,679
Rolling stock	79,633	(6,089)	73,544	57,239	(4,133)	53,106
Ocean transport vessels	48,953	(12,763)	36,190	42,626	(10,479)	32,147
Equipment and others	23,535	(13,694)	9,841	22,019	(11,747)	10,272

Total	¥327,000	¥(103,000)	¥224,000	¥297,562	¥(98,358)	¥199,204

The following is a schedule by years of minimum future rentals on noncancelable operating leases as of March 31, 2010:

Millions of Yen
Year ending March 31:
2011	¥11,400
2012	8,712
2013	7,046
2014	5,708
2015	4,952
Thereafter	15,867

Total	¥53,685

Lessee

The companies lease equipment, real estate and others under capital leases. At March 31, 2010, approximately 60% of the capital leases are with the Company’s associated company, JA Mitsui Leasing, Ltd.

The following provides an analysis of the companies’ leased assets recorded under capital leases by classes as of March 31, 2010 and 2009:

	Millions of Yen
	2010			2009
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Equipment	¥20,220	¥(11,084)	¥9,136	¥26,421	¥(12,595)	¥13,826
Real estate	10,461	(2,508)	7,953	10,847	(3,272)	7,575
Others	1,345	(750)	595	1,819	(1,009)	810

Total	¥32,026	¥(14,342)	¥17,684	¥39,087	¥(16,876)	¥22,211

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following is a schedule by years of future minimum lease payments under capital leases together with components of the present value of the net minimum lease payments as of March 31, 2010. Minimum payments have not been reduced by minimum sublease rentals of ¥2,137 million due in the future under subleases:

Millions of Yen
Year ending March 31:
2011	¥5,155
2012	5,317
2013	2,673
2014	2,182
2015	1,368
Thereafter	6,386

Total minimum lease payments	23,081

Less amount representing interest	4,000

Present value of net minimum lease payments	19,081
Less current capital lease obligations	4,151

Long-term capital lease obligations	¥14,930

The companies lease real estate, rolling stock, ocean transport vessels, aircraft, equipment and others under operating leases. Most of the rolling stock, ocean transport vessels and aircraft under operating leases are subleased to third parties.

The Company and certain subsidiaries sold rolling stock and others to third parties for ¥6,868 million and ¥393 million in total during the years ended March 31, 2010 and 2009, respectively, and leased them back with terms ranging up to 20 years. The resulting leases were classified as operating leases. There were no such transactions during the year ended March 31, 2008.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of March 31, 2010. Minimum payments have not been reduced by minimum sublease rentals of ¥29,304 million due in the future under noncancelable subleases:

Millions of Yen
Year ending March 31:
2011	¥29,892
2012	22,148
2013	15,938
2014	15,588
2015	8,210
Thereafter	28,676

Total	¥120,452

Rental expenses incurred for operating leases for the years ended March 31, 2010, 2009 and 2008 were ¥52,746 million, ¥54,383 million and ¥53,179 million, respectively. Sublease rental income for the years ended March 31, 2010, 2009 and 2008 were ¥18,589 million, ¥23,447 million and ¥23,996 million, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

9.	PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At March 31, 2010 and 2009, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	2010	2009
Trade receivables (current and non-current)	¥92,004	¥102,634
Inventories	2,927	25,684
Investments	217,672	281,554
Property leased to others (net book value)	44,457	50,287
Property and equipment (net book value)	23,761	63,044
Other	9,079	14,621

Total	¥389,900	¥537,824

The distribution of such collateral among short-term debt, long-term debt, and financial guarantees and other was as follows:

	Millions of Yen
	2010	2009
Short-term debt	¥15,311	¥33,293
Long-term debt	145,693	214,847
Financial guarantees and other	228,896	289,684

Total	¥389,900	¥537,824

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

Financial assets accepted as collateral

At March 31, 2010 and 2009, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	2010	2009
Bank deposits	¥899	¥1,261
Trade receivables—accounts	608	1,492
Stocks and bonds	4,906	3,654

There were no financial assets repledged or accepted as collateral under security repurchase agreements at March 31, 2010 and 2009.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

10.	IMPAIRMENT LOSS ON LONG-LIVED ASSETS

The companies have recognized impairment losses on long-lived assets in accordance with the provisions of ASC360 “Property, Plant, and Equipment” during the years ended March 31, 2010, 2009 and 2008.
The impairment loss on long-lived assets for the year ended March 31, 2010 consisted principally of intangible assets including customer relationships of ¥2,700 million, which were owned by a locomotive leasing subsidiary in Europe, Mitsui Rail Capital Europe B.V.

The impairments for the year ended March 31, 2010 mainly related to the decrease in the sales resulting from a prolonged downturn in the volume of rail freight transportation in Europe.

The impairment loss on long-lived assets for the year ended March 31, 2009 consisted principally of equipment and fixtures and mineral rights of the Vincent oil fields of ¥14,562 million, which were owned by Mitsui E&P Australia Pty Limited, a subsidiary in Australia for exploration, development and production of oil and natural gas; office buildings of ¥9,563 million, which were owned by MBK Real Estate Europe Limited, a real estate-related subsidiary in the United Kingdom; and intangible assets such as customer relationships of ¥2,697 million, which were owned by Steel Technologies Inc., a steel processing subsidiary in the United States. The impairments for the year ended March 31, 2009 mainly related to the revaluation of the assets due to a decline in oil prices, a decrease in profitability resulting from severe real estate market conditions in the United Kingdom, and the contraction of steel demand in the automotive and housing-related industries in the United States.

The impairment loss on long-lived assets for the year ended March 31, 2008 consisted principally of land held for development, and corporate residences and dormitories of ¥1,823 million, which were owned by the Company; power producing equipment of ¥3,941 million, which were owned by a domestic power producing subsidiary, GTF Green Power Co., Ltd. (Japan). The impairments for the year ended March 31, 2008 mainly related to the drastic change in the development plan, continuous fall of land prices in Japan, and declining profitability due to deterioration of operating environment of the domestic power producing industry.

See Note 23, “EXIT OR DISPOSAL ACTIVITIES,” for the exit or disposal activities which resulted in recognition of an impairment loss on long-lived assets.

Impairment losses on long-lived assets recognized by operating segment for the years ended March 31, 2010, 2009 and 2008 were as follows:

	Millions of Yen
	2010	2009	2008
Iron & Steel Products	¥56	¥633	¥192
Mineral & Metal Resources	83	—	127
Machinery & Infrastructure Projects	2,707	2,595	4
Chemical	431	806	273
Energy	1,517	16,994	5,910
Foods & Retail	1,498	1,207	532
Consumer Service & IT	156	2,701	57
Logistics & Financial Markets	163	18	1,381
Americas	2,205	2,883	—
Europe, the Middle East and Africa	—	9,752	145
All Other	—	—	13,929
Adjustments and Eliminations	(431)	(149)	1,434

Consolidated Total	¥8,385	¥37,440	¥23,984

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Note:	“Adjustments and Eliminations” represents impairment losses related to assets not allocated to specific operating segments. The figures for the years ended March 31, 2009 and 2008 related to discontinued operations have been reclassified. The reclassifications to “(Loss) Income from Discontinued Operations-Net (After Income Tax Effect)” are included in “Adjustments and Eliminations.”

The fair value of the assets is calculated based on independent appraisals, market value or discounted future cash flows whichever management considers most appropriate.

In addition to the impairment loss on long-lived assets based on ASC360 “Property, Plant, and Equipment” shown in the above table, the impairment loss on intangible assets not subject to amortization based on ASC350 “Intangibles—Goodwill and Other” was included in impairment loss of long-lived assets in the Statements of Consolidated Income for the years ended March 31, 2010, 2009, and 2008 as discussed in Note 12, “GOODWILL AND OTHER INTANGIBLE ASSETS.”

11.	ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations are principally related to the costs of dismantling and removing mining, and oil and gas production facilities owned by subsidiaries in Australia and a domestic subsidiary which has interests in oil and gas operations in South East Asia and others, which are engaged in mining operations or oil and gas producing activities.

The changes in asset retirement obligations for the years ended March 31, 2010 and 2009 were as follows:

	Millions of Yen
	2010	2009
Balance at beginning of year	¥54,285	¥38,972
Liabilities incurred	1,375	8,751
Liabilities settled	—	(238)
Disposition of assets	(4,202)	—
Accretion expense	3,899	4,568
Revisions in estimated cash flows	(952)	7,077
Foreign currency translation adjustments	575	(4,845)

Balance at end of year	¥54,980	¥54,285

Note:	“Disposition of assets” includes reduction of asset retirement obligations related to discontinued operations.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

12.	GOODWILL AND OTHER INTANGIBLE ASSETS

Intangible assets subject to amortization at March 31, 2010 and 2009 consisted of the following:

	Millions of Yen
	2010		2009
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Software	¥74,566	¥42,815	¥64,748	¥35,804
Trademarks	12,618	10,397	12,574	10,019
Customer relationships	8,930	4,925	12,322	4,114
Patents	8,007	7,917	8,487	8,324
Unpatented technologies	6,230	6,113	6,286	6,141
Other	28,879	17,216	27,604	16,487

Total	¥139,230	¥89,383	¥132,021	¥80,889

The aggregate amortization expense of intangible assets for the years ended March 31, 2010, 2009 and 2008 was ¥13,425 million, ¥13,753 million and ¥14,378 million, respectively. The estimated aggregate amortization expense of intangible assets at March 31, 2010 for each of the next five years is as follows:

Millions of Yen
Year ending March 31:
2011	¥13,747
2012	10,928
2013	7,132
2014	3,957
2015	1,762

Total carrying amount of intangible assets not subject to amortization (excluding goodwill) at March 31, 2010 and 2009 consisted of:

	Millions of Yen
	2010	2009
Land rights	¥7,235	¥7,689
Trademarks	668	762
Other	4,274	3,282

Total	¥12,177	¥11,733

Intangible assets subject to amortization acquired during the year ended March 31, 2010 totaled ¥15,784 million, and consisted primarily of software of ¥12,900 million. The weighted average amortization periods for intangible assets subject to amortization in total and software are 6 years and 5 years, respectively. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2010 totaled ¥1,823 million.

Intangible assets subject to amortization acquired during the year ended March 31, 2009 totaled ¥17,668 million, and consisted primarily of software of ¥11,857 million. The weighted average amortization period for software is 5 years. Acquisition of intangible assets not subject to amortization during the year ended March 31, 2009 totaled ¥1,566 million.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

During the year ended March 31, 2010, the companies recognized impairment losses of ¥4,705 million on intangible assets subject to amortization and not subject to amortization (excluding goodwill) which are included in impairment loss of long-lived assets in the Statements of Consolidated Income. These impairment losses included in the Machinery & Infrastructure Projects Segment consisted of ¥2,939 million on the write-down of customer relationships (intangible assets subject to amortization) and other which were held by Mitsui Rail Capital Europe B.V., a locomotive leasing company in Europe. These impairments were due to the decrease in the fair values resulting from a prolonged downturn in railway freight transport in Europe. The fair values for the basis of determining these impairment losses were calculated based on the Discounted Cash Flow Method.

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

The changes in the carrying amount of goodwill by operating segment for the years ended March 31, 2010 and 2009 were as follows:

	Millions of Yen
	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Foods & Retail	Consumer Service & IT	Americas	Consolidated Total
Balance at April 1, 2008
Goodwill	¥872	¥190	¥11,458	¥2,708	¥18,419	¥11,832	¥26,655	¥72,134
Accumulated impairment losses	—	—	—	—	(16,528)	(3,118)	—	(19,646)

	872	190	11,458	2,708	1,891	8,714	26,655	52,488
Acquisition	—	—	—	244	1,353	4,158	1,474	7,229
Impairment losses	—	—	(769)	—	—	(4,199)	(13,600)	(18,568)
Others	—	(190)	(1,964)	(818)	341	(4,515)	(363)	(7,509)

Balance at March 31, 2009
Goodwill	872	—	9,519	2,134	20,113	11,479	28,222	72,339
Accumulated impairment losses	—	—	(794)	—	(16,528)	(7,321)	(14,056)	(38,699)

	872	—	8,725	2,134	3,585	4,158	14,166	33,640
Acquisition	—	—	—	—	—	—	—	—
Impairment losses	—	—	(3,148)	—	—	—	(6,759)	(9,907)
Others	—	—	(25)	1,603	(946)	(1,186)	(462)	(1,016)

Balance at March 31, 2010
Goodwill	872	—	9,269	3,737	19,167	10,286	27,276	70,607
Accumulated impairment losses	—	—	(3,717)	—	(16,528)	(7,314)	(20,331)	(47,890)

	¥872	—	¥5,552	¥3,737	¥2,639	¥2,972	¥6,945	¥22,717

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Notes:	“Others” principally includes the effect of foreign currency exchange rate changes, decrease as the result of deconsolidation of subsidiaries and purchase accounting adjustments.

The impairment loss included in the Machinery & Infrastructure Projects Segment for the year ended March 31, 2010 consisted of an impairment loss of ¥3,148 million for goodwill related to Mitsui Rail Capital Europe B.V. Because of a prolonged downturn in railway freight transport in Europe, the carrying amount of the subsidiary exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill. The fair value of the subsidiary for the basis of determining the impairment loss of goodwill was calculated with the Discounted Cash Flow Method.

The impairment losses included in the Americas Segment for the year ended March 31, 2010 consisted primarily of impairment losses of ¥3,108 million and ¥2,942 million for goodwill related to AFC HoldCo, LLC, an automotive retail finance company, and SunWize Technologies, Inc., a distributor of photovoltaic systems, respectively. Because of a prolonged economic slowdown, the carrying amounts of the subsidiaries exceeded their fair values and the impairment losses were recognized in the amounts equal to the excess of the carrying amounts of goodwill over the implied fair values of goodwill. The fair values of the subsidiaries for the basis of determining the impairment losses of goodwill were calculated with, the Discounted Cash Flow Method for AFC HoldCo, LLC, and a combination of the Discounted Cash Flow Method, the Guideline Public Company Method and the Guideline Merged & Acquired Company Method for SunWize Technologies, Inc.

The impairment losses included in the Consumer Service & IT Segment for the year ended March 31, 2009 consisted primarily of an impairment loss of ¥4,083 million for goodwill related to Mitsui Knowledge Industry Co., Ltd. (“MKI”) which is listed on the Tokyo Stock Exchange. Because a decline in MKI’s stock price was determined to represent an indicator of impairment, its goodwill was tested for impairment. As a result, the carrying amount of MKI exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill.

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

The impairment losses included in the Consumer Service & IT Segment for the year ended March 31, 2008 consisted of an impairment loss of ¥2,004 million for goodwill related to MKI. Because a decline in MKI’s stock price was determined to represent an indicator of impairment, its goodwill was tested for impairment. As a result, the carrying amount of MKI exceeded its fair value and the impairment loss was recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

13.	SHORT-TERM AND LONG-TERM DEBT

Short-term debt at March 31, 2010 and 2009 were comprised of the following:

	Millions of Yen
	2010		2009
		Interest rate *1		Interest rate *1
Short-term bank loans and others	¥201,102	3.6%	¥364,793	3.4%
Commercial paper	37,197	1.0	78,391	0.7
Notes under medium-term note programme	2,976	0.6	10,545	0.9

Total	241,275		453,729
ASC815 fair value adjustment *2	105		330

Total	¥241,380		¥454,059

*1	The interest rates represent weighted average rates in effect at March 31, 2010 and 2009 regardless of borrowing currencies, though the range of the interest rates varies by borrowing currency.

*2	In accordance with the requirements of ASC815, “Accounting for Derivative Instruments and Hedging Activities,” the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an ASC815 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Unused lines of credit, for short-term financing outside Japan, at March 31, 2010 and 2009, aggregated ¥624,283 million and ¥627,359 million, respectively. Certain foreign subsidiaries compensate banks for these facilities in the form of commitment fees, which were not material during the years ended March 31, 2010 and 2009.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Long-term debt at March 31, 2010 and 2009 consisted of the following:

	Millions of Yen
	2010	2009
Long-term debt with collateral (Note 9):
Banks and insurance companies, maturing serially through 2045—principally 0.8% to 10.1%	¥65,280	¥66,164
Government-owned banks and government agencies, maturing serially through 2056—principally 0.7% to 12.2%	73,752	78,248
Other, maturing serially through 2014—principally 2.5% to 5.5%	62	78
Japanese yen bonds (floating rate 1.2% to 1.4%, due 2010)	—	3,650
Total	139,094	148,140
Long-term debt without collateral:
Banks and others (principally insurance companies):
Principally 0.3% to 6.0%, maturing serially through 2028	1,880,623	1,792,324
Principally 0.3% to 16.0%, maturing serially through 2040 (payable in foreign currencies)	600,647	549,864
Bonds and notes:
Japanese yen convertible bonds (fixed rate 1.05%, due 2009)	—	3,801
U.S. dollar convertible bonds (zero coupon, due 2010)	—	981
Japanese yen bonds with early redemption clause (fixed rate 0.7% to 1.4%, due 2013–2015)	10,000	26,000
Japanese yen bonds with early redemption clause (fixed and floating rate: floating rate 1.3% to 1.6%, due 2016)	10,000	10,000
Japanese yen bonds (fixed rate 0.7% to 3.2%, due 2009–2027)	280,947	329,971
Japanese yen bonds (fixed and floating rate: floating rate 0.9% to 2.9%, due 2013–2024)	101,500	101,500
Japanese yen bonds (floating rate 0.9% to 2.4%, due 2010–2017)	102,000	102,000
Reverse dual currency yen/U.S. dollar bonds (fixed rate 3.0%, due 2012)	10,000	10,000
Notes under global medium-term note programme (fixed rate 2.3% to 4.6%, due 2009–2014)	2,501	4,666
Notes under euro medium-term note programme (fixed rate 0.6% to 5.0%, due 2009–2018)	23,726	63,808
Notes under euro medium-term note programme (floating rate 0.1% to 2.7%, due 2009–2017)	5,070	6,567
Notes under euro medium-term note programme (fixed and floating rate: floating rate 0% to 3.1%, due 2010–2024)	11,191	9,518
Capital lease obligations (principally 0.5% to 8.0%, maturing serially through 2030)	19,081	26,828

Total	3,057,286	3,037,828

Total	3,196,380	3,185,968
ASC815 fair value adjustment*	33,894	28,530

Total	3,230,274	3,214,498
Less current maturities	320,480	373,197

Long-term debt, less current maturities	¥2,909,794	¥2,841,301

*	In accordance with the requirements of ASC815, “Accounting for Derivative Instruments and Hedging Activities,” the portion of the companies’ fixed-rate debt obligations that is designated and effective as a fair value hedge is reflected in the Consolidated Balance Sheets as an amount equal to the sum of the debt’s carrying value plus an ASC815 fair value adjustment representing changes recorded in the fair value of the hedged debt obligations attributable to movements in the designated benchmark interest rates and applicable foreign currency exchange rates during the term of the hedge.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies have entered into currency swap agreements and interest rate swap agreements in connection with certain bonds, notes and other long-term borrowings. The floating interest rates for interest rate swap agreements are generally based on the three-month or six-month LIBOR (London Interbank Offered Rate). The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2010 were 0.29% and 0.44%, respectively. The three-month and six-month LIBORs for U.S. dollar denominated debt as of March 31, 2009 were 1.19% and 1.74%, respectively. (See Note 24, “DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES,” and Note 25, “FINANCIAL INSTRUMENTS.”)

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

Under certain loan agreements with government-owned banks, the creditors may require the companies to submit proposals as to the payment of dividends and other appropriations of earnings for the creditors’ review and approval before presentation to the shareholders. Certain of those agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender considers that the companies are able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2010 and 2009, the companies did not receive any such requests, and there is no expectation that any such requests will be made.

Maturities of long-term debt outstanding at March 31, 2010 were as follows, excluding the effect of the ASC815, “Accounting for Derivative Instruments and Hedging Activities,” fair value adjustment:

Millions of Yen
Year ending March 31:
2011	¥321,637
2012	334,310
2013	336,809
2014	361,895
2015	403,753
Thereafter	1,437,976

Total	¥3,196,380

14.	PENSION COSTS AND SEVERANCE INDEMNITIES

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

Obligations and funded status

The following table sets forth the reconciliation of the companies’ benefit obligations, plan assets and funded status of the plans:

	Millions of Yen
	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	¥274,973	¥278,220
Service cost	8,981	10,033
Interest cost	6,326	6,282
Plan participants’ contributions	451	430
Plan amendments	403	66
Actuarial loss (gain)	3,613	(664)
Benefits paid from plan assets	(12,731)	(12,406)
Direct benefit payments	(1,539)	(2,056)
Settlements	—	(597)
Curtailments	896	—
Acquisitions and divestitures	(7)	(897)
Foreign currency translation adjustments	(477)	(3,438)

Benefit obligation at end of year	280,889	274,973

Change in plan assets:
Fair value of plan assets at beginning of year	242,358	308,266
Actual gain (loss) on plan assets	32,444	(57,114)
Employer contribution	4,122	4,572
Plan participants’ contributions	451	430
Benefits paid from plan assets	(12,731)	(12,406)
Settlements	(36)	(155)
Acquisitions and divestitures	—	912
Foreign currency translation adjustments	(334)	(2,147)

Fair value of plan assets at end of year	266,274	242,358

Funded status at end of year	¥(14,615)	¥(32,615)

Amounts recognized in the Consolidated Balance Sheets consist of:
Other assets (prepaid pension costs)	¥21,558	¥1,975
Accrued expenses—others	(2,246)	(776)
Accrued pension costs and liability for severance indemnities	(33,927)	(33,814)

	¥(14,615)	¥(32,615)

Amounts recognized in accumulated other comprehensive loss before income tax effect consist of:
Prior service cost	¥3,688	¥1,949
Net actuarial loss	81,050	116,476

	¥84,738	¥118,425

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The prior service cost/credit is amortized over the average remaining service period of employees expected to receive related benefits.

The amortization periods of the net actuarial gain/loss are seven years for CPF and the average remaining service period for other defined benefit pension plans.

The accumulated benefit obligation for the companies’ defined benefit pension plans as of March 31, 2010 and 2009 was ¥276,732 million and ¥271,938 million, respectively.

The aggregate projected benefit obligation and aggregate fair value of plan assets for plans with projected benefit obligations in excess of plan assets were ¥58,742 million and ¥22,863 million at March 31, 2010 and ¥48,641 million and ¥14,042 million at March 31, 2009. The aggregate accumulated benefit obligation and aggregate fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were ¥48,666 million and ¥16,583 million at March 31, 2010 and ¥45,956 million and ¥14,042 million at March 31, 2009.

Components of net periodic pension costs and other amounts recognized in other comprehensive (gain) loss

Net periodic pension costs of the companies’ defined benefit pension plans for the years ended March 31, 2010, 2009 and 2008 and other amounts recognized in other comprehensive (gain) loss for the years ended March 31, 2010, 2009 and 2008 included the following components:

	Millions of Yen
	2010	2009	2008
Service cost—benefits earned during the period	¥8,981	¥10,033	¥10,244
Interest cost on projected benefit obligation	6,326	6,282	6,244
Expected return on plan assets	(7,947)	(9,470)	(10,227)
Amortization of prior service cost	(8)	(173)	(116)
Amortization of net actuarial loss	12,787	2,851	679
Settlement loss	36	—	—
Curtailment loss	1,233	—	—

Net periodic pension costs	¥21,408	¥9,523	¥6,824

Prior service cost arising during period	¥403	¥66	¥(832)
Amortization of prior service cost	8	173	116
Net actuarial (gain) loss arising during period	(19,900)	65,044	59,499
Amortization of net actuarial loss	(12,787)	(2,851)	(679)
Acquisition and divestitures	—	129	(393)
Foreign currency translation adjustments	474	(729)	(300)
Curtailment loss	(337)	—	—

Total recognized in other comprehensive (gain) loss	(32,139)	61,832	57,411

Total recognized in net periodic pension costs and other comprehensive (gain) loss	¥(10,731)	¥71,355	¥64,235

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The estimated prior service cost and net actuarial loss of the companies that will be amortized for the year ending March 31, 2011 are as follows:

Millions of Yen
2011
Amortization of prior service cost	¥(139)
Amortization of net actuarial loss	(7,435)

Assumptions

Weighted-average assumptions used to determine the companies’ benefit obligations as of March 31, 2010 and 2009 are set forth as follows:

	2010	2009
Discount rate	2.5%	2.5%
Rate of increase in future compensation levels	0.9	0.8

Weighted-average assumptions used to determine the companies’ net periodic pension costs for the years ended March 31, 2010, 2009 and 2008 are set forth as follows:

	2010	2009	2008
Discount rate	2.5%	2.5%	2.5%
Expected long-term rate of return on plan assets	3.3	3.2	2.9
Rate of increase in future compensation levels	0.8	0.8	0.8

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ weighted-average target allocation of plan assets as of March 31, 2010 is 49% equity securities (including securities held in the employee retirement benefit trust), 49% debt securities, 1% life insurance company general accounts, and 1% cash and deposits.

The companies’ pension plan weighted-average asset allocation based on the fair value of such assets as of March 31, 2009 was set forth as follows:

Asset category	2009
Equity securities	41%
Debt securities	42
Life insurance company general accounts	8
Cash and deposits	3
Other	6

Total	100%

The fair value of the companies’ pension plan assets as of March 31, 2010, by asset class and level within the fair value hierarchy, as described in Note26, “FAIR VALUE MEASUREMENTS,” are set forth as follows:

	2010
Asset Class	Level 1	Level 2	Level 3	TOTAL
Equity securities (Japan)	58,368	47,840	—	106,208
Equity securities (Non-Japan)	7,198	16,161	—	23,359
Debt securities (Japan)	335	38,017	—	38,352
Debt securities (Non-Japan)	6,535	56,914	—	63,449
Life insurance company general accounts	—	21,321	—	21,321
Cash and deposits	10,729	—	—	10,729
Other	27	2,829	—	2,856

Total	83,192	183,082	—	266,274

Equity securities above include securities held in the Company’s employee retirement benefit trust. Publicly-traded, marketable equity securities and debt securities are valued using quoted market prices and classified as level 1. Other equity securities and debt securities are mostly pooled investments managed by trust banks. They are valued using the net asset values of the investments calculated by the trust banks based on the fair value of the underlying assets and classified as level 2. Life insurance company general accounts are pooled investment portfolios managed by insurance companies with a guaranteed minimum rate of return. They are valued based on the value of the accounts calculated by the insurance companies and classified as level 2.

The fair value of equity securities of the companies and associated companies included in plan assets as of March 31, 2010 and 2009 were immaterial.

Cash flows

Contributions

The companies expect to contribute ¥4,168 million to their defined benefit pension plans for the year ending March 31, 2011.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

Millions of Yen
Year ending March 31:
2011	¥14,762
2012	13,843
2013	14,810
2014	15,591
2015	15,678
2016–2020	80,153

In addition to the above defined benefit pension plans, certain subsidiaries participate in a multiemployer plan (Mitsui Union Pension Fund). The companies recorded ¥2,225 million, ¥ 2,156 million and ¥1,740 million as costs of the multiemployer plan for the years ended March 31, 2010, 2009 and 2008, respectively.

The Company and certain subsidiaries have defined contribution plans. For the years ended March 31, 2010, 2009 and 2008, the companies recorded ¥2,090 million, ¥1,895 million, and ¥1,037 million as costs of defined contribution plans.

The Company also provides the “Early Retirement Support Plan” to eligible employees, which guarantees, prior to normal retirement age, certain supplemental payments based on preretirement compensation levels. During the years ended March 31, 2010, 2009 and 2008, the Company recorded ¥5,671 million, ¥2,490 million and ¥3,053 million of periodic payments in excess of previous projections and projected benefits based on factors including the history of benefit payments as selling, general and administrative expenses, respectively.

15.	EQUITY

Common stock

Under the companies act of Japan enacted in May 2006 (the “Companies Act”), certain issuances of common stock, including conversions of bonds and notes and exercises of warrants issued, are required to be credited to the common stock account for at least 50% of the amount of properties contributed by persons who become shareholders at share issue.

Capital surplus and retained earnings

The Companies Act provides that an amount equal to 10% of distribution must be appropriated as additional paid-in capital or a legal reserve depending on the equity account charged upon the payment of such distribution until the total aggregate amount of capital surplus and legal reserve equals 25% of the common stock. The Companies Act also provides that common stock, capital surplus, legal reserve and unappropriated retained earnings can be transferred among the accounts under certain conditions upon resolution of the shareholders, while it is no longer allowed to transfer a portion of retained earnings to the common stock account. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the above transfer under the Companies Act. Additional amounts recorded as capital surplus to conform with U.S. GAAP were ¥68,279 million at March 31, 2010 and primarily relate to accounting for warrants, business combinations and expenses for the issuance of common stock. When debt securities were previously issued with detachable stock purchase warrants, the portion

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

of the proceeds which was allocable to the warrants was credited to capital surplus under U.S. GAAP. In addition, the step acquisition of the shares held by minority shareholders of a subsidiary by selling unissued shares of the Company was accounted for by the purchase method under U.S. GAAP rather than by the pooling of interests method which was prevailing in Japan when such business combinations occurred.

Pursuant to the resolution of the Board of Directors, the Company made free distributions of common stock in prior years. Such free distributions did not result in the transfer of retained earnings to common stock or capital surplus. Corporations in the United States issuing shares in similar transactions would be required to account for them as stock dividends as of the shareholders’ record date by reducing retained earnings and increasing appropriate capital accounts by an amount equal to the fair value of the shares issued. If such United States practice had been applied to the above free distributions of shares made on and after September 30, 1986, capital surplus at March 31, 2010 would have been increased by ¥87,860 million with a corresponding decrease in unappropriated retained earnings.

Dividends

Under the Companies Act, the amount available for distribution is calculated as of the effective date which is determined by the resolution of the shareholders at the shareholders’ meeting. Such amount is calculated based on the amount of capital surplus, exclusive of additional paid-in capital, and retained earnings, exclusive of retained earnings appropriated for legal reserve, recorded in the general books of account in accordance with accepted Japanese accounting practices. The adjustments included in the accompanying consolidated financial statements for U.S. GAAP purposes but not recorded in the general books of account have no effect on the calculation of the amount available for distribution under the Companies Act. The amount of retained earnings available for dividends would amount to ¥289,170 million, if the amount were to be calculated at March 31, 2010.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Equity transactions with noncontrolling interest shareholders

For the years ended March 31, 2010, 2009 and 2008, changes in equity due to equity transaction with noncontrolling interest shareholders are as follows:

(1)	Net income attributable to Mitsui & Co., Ltd. and changes in Mitsui & Co., Ltd’s paid-in capital due to equity transactions with noncontrolling interest shareholders

	Millions of Yen
	2010	2009	2008
Net income attributable to Mitsui & Co., Ltd.	¥149,719	¥177,607	¥410,061
Transfers (to) from the noncontrolling interests
Increase in Mitsui & Co., Ltd’s paid-in capital for partial sales of subsidiaries’ common shares	558	—	—
Decrease in Mitsui & Co., Ltd’s paid-in capital for additional purchases of subisidiaries’ common shares	(7,748)	—	—

Net transfers to noncontrolling interests	(7,190)	—	—

Changes from net income attributable to Mitsui & Co., Ltd and transfers (to) from noncontrolling interests	¥142,529	¥177,607	¥410,061

(2)	Changes in accumulated other comprehensive income (loss) (after income tax effect) attributable to Mitsui & Co., Ltd. due to equity transactions with noncontrolling interest shareholders

	Millions of Yen
	2010	2009	2008
Decrease in Mitsui & Co., Ltd’s accumulated other comprehensive income for partial sales of subsidiaries’ common shares	¥(204)	—	—
Increase in Mitsui & Co., Ltd’s accumulated other comprehensive income for additional purchases of subsidiaries’ common shares	11,923	—	—

(3)	Changes in noncontrolling interests due to equity transactions with noncontrolling interest shareholders

	Millions of Yen
	2010	2009	2008
Increase in Mitsui & Co., Ltd’s noncontrolling interests for partial sales of subsidiaries’ common shares	¥4,264	¥11,630	¥697
Decrease in Mitsui & Co., Ltd’s noncontrolling interests for additional purchases of subsidiaries’ common shares	(46,006)	(6,315)	(6,824)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Other comprehensive income (loss)

Changes in each component of other comprehensive income (loss) for the years ended March 31, 2010, 2009 and 2008 are as follows:

	Millions of Yen
	2010	2009	2008
Unrealized Holding Gains (Losses) on Available-for-Sale Securities:
Pre-tax amount of unrealized holding gains (losses) on available-for-sale securities	¥89,016	¥(231,387)	¥(203,919)
Deferred income taxes	(30,722)	88,664	85,601

Adjustments for year (after income tax effect)	58,294	(142,723)	(118,318)

Pre-tax amount of reclassification adjustments	10,712	74,793	(504)
Deferred income taxes	(2,804)	(28,253)	346

Adjustments for year (after income tax effect)	7,908	46,540	(158)

Foreign Currency Translation Adjustments:
Pre-tax amount of translation adjustments	¥123,398	¥(277,790)	¥(145,615)
Deferred income taxes	(11,244)	29,036	18,439

Adjustments for year (after income tax effect)	112,154	(248,754)	(127,176)

Pre-tax amount of reclassification adjustments	1,546	(507)	1,267
Deferred income taxes	(77)	(161)	122

Adjustments for year (after income tax effect)	1,469	(668)	1,389

Defined Benefit Pension Plans:
Pre-tax amount of defined benefit pension plan	¥19,031	¥(64,556)	¥(58,934)
Deferred income taxes	(7,436)	26,452	24,181

Adjustments for year (after income tax effect)	11,595	(38,104)	(34,753)

Pre-tax amount of reclassification adjustments	13,116	2,678	519
Deferred income taxes	(5,124)	(1,097)	(213)

Adjustments for year (after income tax effect)	7,992	1,581	306

Net Unrealized Gains (Losses) on Derivatives:
Pre-tax amount of net unrealized gains (losses) on derivatives	¥22,734	¥(24,526)	¥(3,403)
Deferred income taxes	(7,920)	8,833	13

Adjustments for year (after income tax effect)	14,814	(15,693)	(3,390)

Pre-tax amount of reclassification adjustments	(15,870)	2,959	(6,139)
Deferred income taxes	5,596	(860)	1,734

Adjustments for year (after income tax effect)	(10,274)	2,099	(4,405)

Other Comprehensive Income (Loss) Attributable to Mitsui & Co., Ltd.—Total:
Pre-tax amount	¥263,683	¥(518,336)	¥(416,728)
Deferred income taxes	(59,731)	122,614	130,223

Adjustments for year (after income tax effect)	203,952	(395,722)	(286,505)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
	2010	2009	2008
Other Comprehensive Income (Loss) Attributable to Noncontrolling Interests
Pre-tax amount	¥2,957	¥(40,003)	¥(1,222)
Deferred income taxes	(537)	8,171	(2,491)

Adjustments for year (after income tax effect)	2,420	(31,832)	(3,713)

Other Comprehensive Income (Loss)
Pre-tax amount	¥266,640	¥(558,339)	¥(417,950)
Deferred income taxes	(60,268)	130,785	127,732

Adjustments for year (after income tax effect)	206,372	(427,554)	(290,218)

16.	NET INCOME ATTRIBUTABLE TO MITSUI & CO., LTD. PER SHARE

The following is a reconciliation of basic net income attributable to Mitsui & Co., Ltd. per share to diluted net income attributable to Mitsui & Co., Ltd. per share for the years ended March 31, 2010, 2009 and 2008:

	2010			2009			2008
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Income from continuing operations	¥150,376	1,823,240	¥82.48	¥174,237	1,820,018	¥95.74	¥336,983	1,804,877	¥186.71
(Loss) income from discontinued operations—net (after income tax effect)	(657)	1,823,240	(0.36)	3,370	1,820,018	1.85	73,078	1,804,877	40.49
Net income	149,719	1,823,240	82.12	177,607	1,820,018	97.59	410,061	1,804,877	227.20

Effect of Dilutive Securities:
Japanese yen convertible bonds	—	—		28	5,193		76	19,379
Adjustment of effect of dilutive securities of associated companies	(19)	—		—	—		—	—

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Income from continuing operations	150,357	1,823,240	82.47	174,265	1,825,211	95.47	337,059	1,824,256	184.76
(Loss) income from discontinued operations—net (after income tax effect)	(657)	1,823,240	(0.36)	3,370	1,825,211	1.85	73,078	1,824,256	40.06
Net income after effect of dilutive securities	¥149,700	1,823,240	¥82.11	¥177,635	1,825,211	¥97.32	¥410,137	1,824,256	¥224.82

17.	SEGMENT INFORMATION

ASC280, “Segment Reporting,” requires disclosure of financial and descriptive information about operating segments, which are components of an enterprise whose operating results are regularly reviewed by the enterprise’s chief operating decision maker in deciding about resources to be allocated to the segment and assessing its performance.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

During the year ended March 31, 2010, Mitsui & Co. Financial Services (Australia) which had formerly operated under “Asia Pacific” segment was transferred to “All Other” with the aim to optimize the in-house banking operation.

The operating segment information for the year ended March 31, 2009 and 2008 has been restated to conform to the current year presentation.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies’ operating segment information, product information and geographic area information for the years ended March 31, 2010, 2009 and 2008 presented in conformity with ASC280 are as follows:

OPERATING SEGMENT INFORMATION

	Millions of Yen
Year ended March 31, 2010:	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥978,442	¥546,519	¥1,084,409	¥1,562,488	¥1,194,705	¥1,783,900	¥403,555	¥129,863

Gross profit	¥34,016	¥72,469	¥90,639	¥65,673	¥155,028	¥83,561	¥52,026	¥31,342

Operating income (loss)	¥1,173	¥56,810	¥10,740	¥14,885	¥98,458	¥20,394	¥(8,762)	¥1,493

Equity in earnings (losses) of associated companies—net	¥4,514	¥35,301	¥38,291	¥2,683	¥35,297	¥7,830	¥(6,197)	¥5,091

Net income (loss) attributable to Mitsui & Co., Ltd.	¥3,226	¥62,949	¥19,258	¥11,887	¥83,848	¥(849)	¥(9,762)	¥(839)

Total assets at March 31, 2010	¥460,562	¥912,777	¥1,323,237	¥605,727	¥1,458,763	¥609,146	¥528,174	¥384,516

Investments in and advances to associated companies at March 31, 2010	¥24,671	¥453,263	¥339,470	¥28,339	¥147,502	¥90,393	¥101,579	¥60,821

Depreciation and amortization	¥2,978	¥10,161	¥9,421	¥7,369	¥76,676	¥5,224	¥5,516	¥3,410

Additions to property leased to others and property and equipment	¥3,043	¥39,899	¥43,154	¥9,853	¥85,186	¥6,631	¥4,985	¥14,677

	Millions of Yen
Year ended March 31, 2010:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥904,144	¥376,195	¥404,603	¥9,368,823	¥2,684	¥(13,128)	¥9,358,379

Gross profit	¥73,082	¥16,655	¥27,862	¥702,353	¥506	¥(898)	¥701,961

Operating income (loss)	¥5,398	¥(3,978)	¥2,927	¥199,538	¥(4,515)	¥(50,510)	¥144,513

Equity in earnings (losses) of associated companies—net	¥3,409	¥1,177	¥3,783	¥131,179	—	¥294	¥131,473

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(9,572)	¥(3,771)	¥25,719	¥182,094	¥1,481	¥(33,856)	¥149,719

Total assets at March 31, 2010	¥507,065	¥132,109	¥305,980	¥7,228,056	¥2,725,444	¥(1,584,516)	¥8,368,984

Investments in and advances to associated companies at March 31, 2010	¥18,566	¥6,698	¥102,397	¥1,373,699	¥269	¥29,088	¥1,403,056

Depreciation and amortization	¥9,083	¥944	¥648	¥131,430	¥574	¥4,947	¥136,951

Additions to property leased to others and property and equipment	¥13,045	¥1,243	¥549	¥222,265	¥385	¥9,491	¥232,141

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2009 (As restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,522,270	¥912,577	¥1,332,535	¥2,097,449	¥2,048,579	¥1,988,325	¥663,969	¥215,222

Gross profit	¥52,204	¥119,199	¥106,279	¥79,976	¥272,001	¥82,402	¥73,665	¥62,123

Operating income (loss)	¥17,387	¥104,526	¥15,973	¥24,185	¥214,083	¥18,986	¥(12,816)	¥23,781

Equity in earnings (losses) of associated companies—net	¥(2,555)	¥72,320	¥21,432	¥3,227	¥45,801	¥(5,889)	¥3,568	¥(16,633)

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(4,766)	¥90,045	¥21,810	¥(10,209)	¥153,322	¥1,548	¥(31,365)	¥(14,511)

Total assets at March 31, 2009	¥523,034	¥782,074	¥1,400,813	¥546,046	¥1,476,420	¥616,569	¥556,367	¥576,509

Investments in and advances to associated companies at March 31, 2009	¥20,655	¥409,197	¥324,532	¥39,942	¥138,519	¥81,045	¥117,073	¥16,503

Depreciation and amortization	¥2,436	¥6,392	¥8,815	¥9,103	¥84,108	¥6,492	¥6,150	¥3,635

Additions to property leased to others and property and equipment	¥6,403	¥43,270	¥47,101	¥8,366	¥96,352	¥5,995	¥6,349	¥2,333

	Millions of Yen
Year ended March 31, 2009 (As restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,383,403	¥527,599	¥461,717	¥13,153,645	¥2,898	¥(31,399)	¥13,125,144

Gross profit	¥115,976	¥22,155	¥26,586	¥1,012,566	¥2,879	¥(16,181)	¥999,264

Operating income (loss)	¥39,015	¥(1,947)	¥(1,493)	¥441,680	¥(2,989)	¥(56,204)	¥382,487

Equity in earnings (losses) of associated companies—net	¥(3,208)	¥611	¥1,709	¥120,383	¥83	¥192	¥120,658

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(7,123)	¥(11,469)	¥29,947	¥217,229	¥7,125	¥(46,747)	¥177,607

Total assets at March 31, 2009	¥572,972	¥148,490	¥239,230	¥7,438,524	¥2,886,834	¥(1,961,115)	¥8,364,243

Investments in and advances to associated companies at March 31, 2009	¥31,392	¥15,534	¥55,180	¥1,249,572	¥1,847	¥24,071	¥1,275,490

Depreciation and amortization	¥10,042	¥1,153	¥677	¥139,003	¥636	¥(75)	¥139,564

Additions to property leased to others and property and equipment	¥15,303	¥11,964	¥1,074	¥244,510	¥356	¥8,772	¥253,638

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Year ended March 31, 2008 (As restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Total trading transactions:	¥1,494,324	¥1,178,095	¥1,602,005	¥2,547,510	¥1,875,783	¥2,000,160	¥1,118,705	¥171,967

Gross profit	¥61,344	¥95,765	¥119,749	¥100,155	¥219,267	¥81,229	¥116,657	¥55,142

Operating income (loss)	¥25,600	¥78,970	¥30,110	¥42,776	¥172,455	¥16,584	¥18,967	¥20,879

Equity in earnings (losses) of associated companies—net	¥7,648	¥107,494	¥26,035	¥9,806	¥38,534	¥5,174	¥12,281	¥(3,041)

Net income (loss) attributable to Mitsui & Co., Ltd.	¥20,238	¥177,026	¥34,440	¥18,294	¥124,084	¥10,440	¥12,037	¥7,526

Total assets at March 31, 2008	¥632,329	¥916,150	¥1,533,937	¥806,412	¥1,668,621	¥674,230	¥760,764	¥645,348

Investments in and advances to associated companies at March 31, 2008	¥25,557	¥388,762	¥374,730	¥42,944	¥153,974	¥63,098	¥122,976	¥29,113

Depreciation and amortization	¥2,125	¥8,519	¥9,283	¥8,379	¥72,987	¥6,232	¥6,097	¥3,809

Additions to property leased to others and property and equipment	¥4,397	¥27,927	¥57,155	¥7,572	¥125,652	¥7,442	¥18,406	¥2,891

	Millions of Yen
Year ended March 31, 2008 (As restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Total trading transactions:	¥1,646,983	¥514,378	¥672,068	¥14,821,978	¥6,758	¥(33,715)	¥14,795,021

Gross profit	¥78,494	¥26,784	¥33,074	¥987,660	¥5,532	¥(12,588)	¥980,604

Operating income (loss)	¥7,272	¥1,768	¥7,690	¥423,071	¥(1,449)	¥(50,438)	¥371,184

Equity in earnings (losses) of associated companies—net	¥7,736	¥511	¥1,894	¥214,072	¥120	¥(902)	¥213,290

Net income (loss) attributable to Mitsui & Co., Ltd.	¥4,977	¥5,011	¥22,143	¥436,216	¥(6,726)	¥(19,429)	¥410,061

Total assets at March 31, 2008	¥677,129	¥205,712	¥356,273	¥8,876,905	¥2,835,718	¥(2,174,794)	¥9,537,829

Investments in and advances to associated companies at March 31, 2008	¥36,929	¥25,509	¥53,520	¥1,317,112	¥3,230	¥12,700	¥1,333,042

Depreciation and amortization	¥8,865	¥1,174	¥795	¥128,265	¥786	¥2,707	¥131,758

Additions to property leased to others and property and equipment	¥17,669	¥1,417	¥1,063	¥271,591	¥1,378	¥9,092	¥282,061

Notes:	(1)	The figures for the year ended March 31, 2009 and 2008 relating to discontinued operations have been reclassified. The reclassification to “(Loss) Income from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”
	(2)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at March 31, 2010, 2009 and 2008 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

(3)	Net income (loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions.
Net income (loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the year ended March 31, 2010 includes (a) ¥21,328 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥8,267 million for pension related items, and (c) ¥7,126 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on. (all amounts are after income tax effects)
Net income (loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the year ended March 31, 2009 includes (a) ¥23,327 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥4,663 million for pension related items, and (c) ¥21,962 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on. (all amounts are after income tax effects)
Net income (loss) attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the year ended March 31, 2008 includes (a) ¥23,487 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥2,228 million for pension related items, and (c) ¥4,361 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate, and so on. (all amounts are after income tax effects)
(4)	Transfers between operating segments are made at cost plus a markup.
(5)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
(6)	As significant non-cash item, the amounts of loss on write-down of securities of the “Consumer Service & IT” and “Chemical” for the year ended March 31, 2009 were ¥35,235 and ¥30,000 million.
(7)	During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In relation to this change, the Operating Segment Information for the year ended March 31, 2009 and 2008 have been reclassified.
(8)	Tax effects on investments in associated companies which were formerly included in “Equity in Earnings of Associated Companies” (After Income Tax Effect) are included in “Income Taxes” for the year ended March 31, 2010. At the same time, the line item, “Equity in Earnings of Associated Companies” (After Income Tax Effect) has been changed to “Equity in Earnings of Associated Companies—Net.” Reclassifications have been made to the Operating Segment Information for the year ended March 31, 2009 and 2008 to conform to the current year’s presentation.

PRODUCT INFORMATION

	Millions of Yen
	Iron and Steel	Non-Ferrous Metals	Machinery	Electronics & Information	Chemicals	Energy
Year ended March 31, 2010:
Revenues	¥623,491	¥118,134	¥291,098	¥94,150	¥1,117,925	¥1,134,080

Year ended March 31, 2009:
Revenues	¥865,582	¥197,481	¥394,179	¥132,348	¥1,414,909	¥1,692,008

Year ended March 31, 2008:
Revenues	¥801,290	¥79,669	¥478,205	¥180,762	¥1,318,579	¥1,998,962

	Millions of Yen
	Foods	Textiles	General Merchandise	Property and Service Business	Consolidated Total
Year ended March 31, 2010:
Revenues	¥536,277	¥26,623	¥13,633	¥141,034	¥4,096,445

Year ended March 31, 2009:
Revenues	¥611,248	¥26,686	¥19,361	¥150,987	¥5,504,789

Year ended March 31, 2008:
Revenues	¥572,561	¥37,756	¥40,494	¥206,834	¥5,715,112

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Note:	The figures relating to discontinued operations are eliminated from each product amount and “Consolidated Total.” The figures for the years ended March 31, 2009 and 2008 have been reclassified to conform to the current year presentation.

GEOGRAPHIC AREA INFORMATION

	Millions of Yen
	Japan	United States	Australia	All Other	Consolidated Total
Year ended March 31, 2010:
Revenues	¥2,329,501	¥821,317	¥289,396	¥656,231	¥4,096,445

Year ended March 31, 2009:
Revenues	¥2,915,875	¥1,250,165	¥401,870	¥936,879	¥5,504,789

Year ended March 31, 2008 :
Revenues	¥3,181,526	¥1,408,076	¥229,853	¥895,657	¥5,715,112

Notes:	(1)	Revenues are attributed to countries based on the location of sellers.
	(2)	The Company changed the information from total trading transactions to revenues. Certain costs related to revenues presented net in accordance with ASC605-45, “Revenue Recognition—Principal Agent Considerations”, are not attributable to countries based on the location of customers. Therefore the Company provided total trading transaction attributed to countries based on the location of customers in previous years. In accordance with this change, the figures for the years ended March 31, 2009 and 2008 have been changed to conform to the current year presentation.
	(3)	The figures relating to discontinued operations are eliminated from each geographic area amount and “Consolidated Total.”

	Millions of Yen
	Japan	Australia	United States	All Other	Consolidated Total
At March 31, 2010:
Long-lived assets	¥503,230	¥403,219	¥103,028	¥193,083	¥1,202,560

At March 31, 2009:
Long-lived assets	¥491,840	¥322,121	¥144,579	¥186,954	¥1,145,494

At March 31, 2008:
Long-lived assets	¥489,269	¥353,521	¥150,517	¥207,475	¥1,200,782

There were no individual material customers with respect to revenues for the years ended March 31, 2010, 2009 and 2008.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

18.	SUPPLEMENTAL INCOME STATEMENT INFORMATION

Supplemental information related to the Statements of Consolidated Income is as follows:

	Millions of Yen
	2010	2009	2008
Depreciation of property and equipment	¥129,119	¥132,912	¥125,668
Research and development expenses	3,602	3,472	3,983
Advertising expenses	5,877	8,125	8,353
Foreign exchange (gains) losses—net	(20,422)	34,726	(2,887)

19.	OTHER (INCOME) EXPENSE—NET

Other (income) expense—net for the years ended March 31, 2010, 2009 and 2008 consists of the following:

	Millions of Yen
	2010	2009	2008
Exploration expenses	¥14,729	¥15,292	¥9,802
Business interruption insurance	(3,356)	—	—
Foreign exchange (gains) losses—net	(20,422)	34,726	1,293
Other	8,650	(9,208)	(8,040)

Total	¥(399)	¥40,810	¥3,055

Note:	The figures for the years ended March 31, 2009 and 2008 related to discontinued operations have been reclassified.

The major factor of the recoveries of business interruption insurance is that Novus International, Inc., a 65% owned subsidiary of the Company, received insurance recoveries related to a business interruption claim due to the Hurricane Ike of ¥2,027 million for the year ended March 31, 2010. The insurance recoveries are included in the other (income) expense—net in the Statements of Consolidated Income for the year ended March 31, 2010.

20.	INCOME TAXES

Income taxes in Japan applicable to the companies, imposed by the national, prefectural and municipal governments, in the aggregate resulted in normal effective statutory tax rates of approximately 41% for the years ended March 31, 2010, 2009 and 2008. Foreign subsidiaries are subject to income taxes of the countries in which they operate.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

A reconciliation between the normal statutory tax rate in Japan applied to income from continuing operations and the effective income tax rate on income from continuing operations for the years ended March 31, 2010, 2009 and 2008 is summarized as follows:

	%
	2010	2009	2008
Normal statutory tax rate in Japan applied to income from continuing operations before income taxes and equity in earnings	41.0%	41.0%	41.0%
Increases (decreases) in tax rate resulting from:
Expenses not deductible for tax purposes and income not taxable—net	6.5	1.6	0.3
Application of lower tax rates to certain taxable income	(16.7)	(11.2)	(8.9)
Tax effects on dividends	(26.3)	(6.8)	1.2
Changes in valuation allowance—net	17.4	17.3	3.2
Higher tax rates for resource related taxes	11.7	9.1	6.7
Tax effects on investments in associated companies	33.6	14.8	14.8
Other—net	3.6	(2.1)	(0.7)

Effective income tax rate on income from continuing operations	70.8%	63.7%	57.6%

Amounts provided for income taxes for the years ended March 31, 2010, 2009 and 2008 are allocated as follows:

	Millions of Yen
	2010	2009	2008
Income taxes on income from continuing operations	¥89,217	¥154,167	¥229,620
(Loss) income from discontinued operations—net	(820)	1,099	49,452
Other comprehensive income (loss)	60,268	(130,785)	(127,732)

Total	¥148,665	¥24,481	¥151,340

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The tax effects of significant temporary differences and carryforwards which result in deferred tax assets and liabilities at March 31, 2010 and 2009 are as follows:

	Millions of Yen
	2010	2009
Deferred Tax Assets:
Accrued pension costs and liability for severance indemnities	¥33,578	¥40,416
Allowance for doubtful receivables	11,832	17,152
Estimated losses	65,167	63,707
Impairment loss of long-lived assets	37,624	35,936
Loss carryforwards of subsidiaries and associated companies	84,405	67,126
Foreign currency translation	26,292	37,783
Tax credit carryforwards	36,867	39,020
Other	25,388	20,554

Total deferred tax assets	321,153	321,694
Valuation allowance	(164,124)	(153,781)

Deferred tax assets—net	157,029	167,913

Deferred Tax Liabilities:
Property	98,046	105,570
Investment securities	96,369	72,494
Undistributed earnings	206,230	186,771
Foreign currency translation	6,421	3,819
Other	8,770	9,624

Deferred tax liabilities	415,836	378,278

Net deferred tax liabilities	¥(258,807)	¥(210,365)

Net deferred tax liabilities at March 31, 2010 and 2009 are included in the Consolidated Balance Sheets as follows:

	Millions of Yen
	2010	2009
Current assets—Deferred tax assets—current	¥39,809	¥29,969
Deferred tax assets—Non-current	13,376	21,011
Current liabilities—Other current liabilities	(6,896)	(5,260)
Deferred tax liabilities—Non-current	(305,096)	(256,085)

Net deferred tax liabilities	¥(258,807)	¥(210,365)

The valuation allowance is provided principally on deferred tax assets for loss carryforwards of certain subsidiaries where it is more likely than not that a tax benefit will not be realized. During the years ended March 31, 2010, 2009 and 2008, the valuation allowances were increased by ¥10,343 million, increased by ¥54,732 million and increased by ¥18,704 million, respectively. For the years ended March 31, 2010, 2009 and 2008, adjustments of the beginning-of-the-year balance of the valuation allowances attributable to continuing operations were ¥63 million (loss), ¥15,247 million (loss) and ¥376 million (loss), respectively.

The tax benefits of operating loss carryforwards attributable to continuing operations for the years ended March 31, 2010, 2009 and 2008 were ¥14,361 million, ¥6,790 million and ¥2,886 million, respectively.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The amounts of undistributed earnings, which have been considered to be indefinitely reinvested into foreign subsidiaries and foreign corporate joint ventures, and for which deferred tax liabilities have not been recognized, were ¥883,014 million and ¥794,675 million at March 31, 2010 and 2009, respectively. Determination of the amount of unrecognized deferred income taxes with respect to these foreign earnings is not practicable. At March 31, 2010, the companies had aggregate operating loss carryforwards of ¥171,840 million, which are available to reduce taxable income in subsequent periods. If not utilized, such loss carryforwards expire as follows:

Millions of Yen
Within 5 years	¥32,681
After 5 to 10 years	69,889
After 10 to 15 years	764
After 15 years	68,506

Total	¥171,840

At March 31, 2010, certain subsidiaries had aggregate tax credit carryforwards of ¥36,867 million. If not utilized, such tax credit carryforwards expire within 3 years.

Income from continuing operations before income taxes and equity in earnings for the years ended March 31, 2010, 2009 and 2008 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2010	¥(30,452)	¥156,492	¥126,040

Year ended March 31, 2009	¥(9,408)	¥251,586	¥242,178

Year ended March 31, 2008	¥145,483	¥253,455	¥398,938

Income taxes on income from continuing operations for the years ended March 31, 2010, 2009 and 2008 comprised the following:

	Millions of Yen
	The Company and its domestic subsidiaries	Foreign subsidiaries	Total
Year ended March 31, 2010:
Current	¥37,568	¥68,000	¥105,568
Deferred	(19,263)	2,912	(16,351)

Total	¥18,305	¥70,912	¥89,217

Year ended March 31, 2009:
Current	¥31,685	¥103,539	¥135,224
Deferred	21,825	(2,882)	18,943

Total	¥53,510	¥100,657	¥154,167

Year ended March 31, 2008:
Current	¥81,898	¥90,597	¥172,495
Deferred	46,468	10,657	57,125

Total	¥128,366	¥101,254	¥229,620

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

On April 1, 2007, the companies adopted the provisions of ASC740 “Income Taxes” which was formerly FIN No. 48. The cumulative effect of applying the provisions was recorded as a decrease of ¥5,113 million to retained earnings—unappropriated as of April 1, 2007.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Millions of Yen
	2010	2009
Balance at beginning of year	¥4,300	¥8,343
Additions for tax positions of prior years	578	860
Additions for tax positions of current year	1,149	1,572
Reductions for tax positions of prior years	(655)	(194)
Settlements with tax authorities	(925)	(6,215)
Reductions due to lapse of statutes of limitation	(47)	(5)
Foreign currency translation adjustments and others	(169)	(61)

Balance at end of year	¥4,231	¥4,300

The total amounts of unrecognized tax benefits that, if recognized, would affect the effective tax rate as of March 31, 2010 and 2009 were approximately ¥3,783 million and ¥4,109 million, respectively.

The companies recognize interest expense and penalties accrued related to uncertain tax positions in income taxes—current. For the years ended March 31, 2010, 2009 and 2008, the companies recognized a net reduction in interest expense and penalties of ¥489 million, ¥93 million and ¥1,927 million, respectively. The companies had ¥220 million for the refund and ¥278 million for the payment of interest and penalties accrued as of March 31, 2010 and 2009, respectively.

A subsidiary engaging in exploration, development and production of oil and natural gas in Australia was audited by the Australian Taxation Office with regard to an acquisition cost of oil fields for the year ended March 31, 2006 and 2005 and received notices of tax assessment in November, 2009. While the subsidiary disagrees with the assessment and filed a suit in the Federal Court of Australia, the subsidiary has made a partial payment based on the notices of assessment. The subsidiary believes the amount of the tax liabilities for the year ended March 2006 and 2005 will be affected by the result of the legal procedure, which is still continuing. Under the assumption that the tax paid will be refunded, the subsidiary recorded the effect of this matter in the consolidated financial statements for the year ended March 31, 2010.

It is reasonably possible that the situation may change within the next 12 months, and the change could increase the gross unrecognized tax benefits by up to ¥7,257 million based on the current estimates.

As of March 31, 2010, the earliest tax years that remain subject to examination by major tax jurisdictions in which the companies operate are the year ended March 31, 2004 for Japan, the year ended March 31, 2007 for the United States of America, and the year ended March 31, 2006 for Australia.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

21.	CONTINGENT LIABILITIES

I.	GUARANTEES

The table below summarizes the companies’ guarantees as defined in ASC460, “Guarantees,” at March 31, 2010 and March 31, 2009. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and, in the aggregate, they greatly exceed anticipated losses.

The companies evaluate risks involved for each guarantee in an internal screening procedure before issuing a guaranty and regularly monitor outstanding positions and record adequate allowance to cover losses expected from probable performance under these agreements. The companies believe that the likelihood to perform guarantees which will materially affect the consolidated financial position, results of operations, or cash flows of the companies is remote at March 31, 2010.

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2010:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥118,981	¥41,277	¥160,258	¥29,781	¥189,381	¥893	2042
Guarantees for associated companies	18,910	62,978	81,888	5,671	124,074	4,719	2045
Guarantees to financial institutions for employees’ housing loans	—	5,382	5,382	—	5,382	—	2035

Total	¥137,891	¥109,637	¥247,528	¥35,452	¥318,837	¥5,612

Performance guarantees	¥1,401	¥4,875	¥6,276	¥2,925	¥6,276	—	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥56,910	—	¥56,910	¥53,516	¥56,910	—	2010
Minimum purchase price guarantees	—	¥8,177	8,177	—	8,177	¥224	2014
Residual value guarantees of leased assets	1,124	7,852	8,976	—	8,976	—	2015

Total	¥58,034	¥16,029	¥74,063	¥53,516	¥74,063	¥224

Derivative instruments	¥10,862	¥1,203	¥12,065	—	¥12,065	¥420

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
	Expire within 1 year	Expire after 1 year	Total amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2009:
Type of guarantees:
Financial guarantees:
Guarantees for third parties	¥32,091	¥101,428	¥133,519	¥27,854	¥188,036	¥1,322	2040
Guarantees for associated companies	9,889	64,137	74,026	7,023	127,528	2,998	2045
Guarantees to financial institutions for employees’ housing loans	—	6,493	6,493	—	6,493	—	2033

Total	¥41,980	¥172,058	¥214,038	¥34,877	¥322,057	¥4,320

Performance guarantees	¥1,402	¥9,928	¥11,330	¥3,653	¥11,330	¥22	2013

Market value guarantees:
Obligation to repurchase bills of exchange	¥35,979	¥612	¥36,591	¥30,660	¥36,591	—	2010
Minimum purchase price guarantees	—	8,936	8,936	—	8,936	¥357	2014

Total	¥35,979	¥9,548	¥45,527	¥30,660	¥45,527	¥357

Derivative instruments	¥28,569	¥5,401	¥33,970	—	¥33,970	¥5,231

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

Guarantees to financial institutions for employees’ housing loans

As a part of its employee benefits program, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary.

(2) Performance guarantees

Main items of performance guarantees are contractual guarantees of Toyo Engineering Corporation and other companies regarding plant construction contracts executed under the name of the guaranteed parties in the

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Middle East and other regions. The Company has pledged bank guarantees and performance bonds to the project owners, and in the case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute bank guarantees and performance bonds to claim compensation for damages. Certain performance bonds ceased to be pledged at March 31, 2010.

In the furtherance of its trading activities, a subsidiary has issued guarantees for the performance of contracts to a customer. The subsidiary would be required to make payment if a guaranteed party fails to fulfill its obligation, however it is not practicable to determine the maximum potential amount of future payment and the amount is not represented since the amount to be compensated is not specified in those guarantees. No liability is recorded since the companies believe that the likelihood of those guarantees to be performed is considered to be remote at March 31, 2010 and March 31, 2009.

(3) Market value guarantees

Obligation to repurchase bills of exchange

In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer fails to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. The maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers.

Minimum purchase price guarantees

To support financing activities of a partner of the joint venture which owns interests in oil & gas producing fields, a subsidiary has committed to bid a certain amount in the sale of the partner’s stock by the bank which provides financing for the partner if the partner defaults. The Company provides marketing services of aircraft for domestic and overseas airline companies, and as a part of such businesses, the Company issues market value guarantees on the aircraft for certain customers.

Residual Value guarantees of leased assets

As lessees in operating lease contracts, a subsidiary has issued residual value guarantees on the leased locomotives. On the date of expiration of the operating lease contracts, in case of sales of those leased locomotives to the third party, the subsidiary will be responsible for making up any shortfall between the actual sales price and the guaranteed price for sales of those leased locomotives to the third party.

(4) Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under ASC460, “Guarantees,” when it is probable that the counterparties have underlying assets or liabilities related to the derivative contracts.

The companies consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities, and did not include the derivative contracts with certain financial institutions and traders.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

ASC460, “Guarantees,” does not require disclosure about derivative contracts if such contracts permit or require net settlement and the companies have no basis for concluding that it is probable that the counterparties have underlying assets or liabilities.

The companies have written put options as a part of various derivative transactions related to energy, non-ferrous metals, precious metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated financial statements.

The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(5) Indemnification contracts

Indemnification for cargo delivery

The companies have issued Discharging Letters of Indemnification (“DLOI”) to shipping companies for international trading activities. The maximum potential amount of future payments can not be estimated since the amount to be compensated is not specified in DLOI. No liability is recorded since the companies believe that there is little likelihood of incurring any loss from DLOI.

Joint obligation under membership agreement in commodity exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfall apportioned among the non-defaulting members in a prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable, however no liability is recorded since the companies believe that there is little likelihood of being required to make any payments under these obligations.

(6) Product warranties

Certain subsidiaries provide warranties, in relation to their sales of products, including residential houses and automobiles, for the performance of such products during specified warranty periods, and they are responsible for repair or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, exited from the business due to the downturn of the business environment caused by declining demand, however, the companies retained the obligation for the future maintenance service, because Bussan Housing Maintenance Co., Ltd. a 100% subsidiary, assumed the obligation for periodical inspection and maintenance service for a contractual period after the completion.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

A tabular reconciliation of changes in the estimated liabilities for product warranties for the years ended March 31, 2010, 2009 and 2008 is as follows:

	Millions of Yen
	2010	2009	2008
Balance at beginning of year	¥6,534	¥7,639	¥8,089
Payments made in cash or in kind	(415)	(1,018)	(563)
Accrual for warranties issued during the year	1,078	941	1,772
Changes in accrual related to pre-existing warranties	(1,435)	(1,028)	(1,659)

Balance at end of year	¥5,762	¥6,534	¥7,639

II.	LITIGATION

See note 28, “Subsequent Events,” for lawsuits on the oil spill of a drilling rig in the Gulf of Mexico.

Various claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any additional liabilities will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

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

Consolidated Variable Interest Entities

The VIEs that have been consolidated by the companies in accordance with ASC810,“Consolidation,” are described by groups aggregated by similar characteristics of risks and rewards of each VIE as follows (excluding consolidated VIEs where the companies also hold a majority of the voting interests in the entity unless the activities of the VIE are primarily related to securitizations, other forms of asset-backed financings, or single-lessee leasing arrangements):

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

In addition, the companies hold senior investment securities without voting rights of VIEs whose operations are real estate development (“Real estate development VIEs”), as of March 31, 2010 and 2009. The companies also hold a majority of the voting interest in a VIE whose primary activity is chartering a vessel, which is a single-lessee leasing arrangement (“Vessel chartering VIE”), as of March 31, 2010 and 2009. These VIEs are financed mainly by issuance of bond, issuance of stock including preferred securities, a combination of these, or borrowings.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The companies held beneficial interests without voting rights of VIEs whose operations are investment management (“Investment management VIEs”), as of March 31, 2009. The Investment management VIEs which the companies consolidated as of March 31, 2009 ceased to be consolidated during the year ended March 31, 2010 due to the companies’ withdrawal of interest in the VIEs. The effect on the companies’ consolidated financial statements for the year ended March 31, 2010 was immaterial.

The companies’ involvement with the above consolidated VIEs as of March 31, 2010 and 2009 is as follows:

	Millions of Yen
March 31, 2010:		Amounts in the Consolidated Balance Sheets
Type of VIEs	Total Assets of VIEs	Assets	Liabilities
Leasing VIE	¥10,735	—	¥10,756
Real estate development VIEs	4,863	¥4,863	84
Vessel chartering VIE	3,334	3,334	6

Notes:	(1)	For Leasing VIE, liabilities are mainly short-term debt and deferred tax liabilities—non-current.
	(2)	For Real estate development VIEs, assets are mainly inventories, and liabilities are mainly accrued expenses.
	(3)	For Vessel chartering VIE, assets are mainly property leased to others—at cost, less accumulated depreciation.

	Millions of Yen
March 31, 2009:		Amounts in the Consolidated Balance Sheets
Type of VIEs	Total Assets of VIEs	Assets	Liabilities
Leasing VIE	¥11,900	¥112	¥11,896
Investment management VIEs	6,371	6,344	23
Real estate development VIEs	4,943	4,943	3,730
Vessel chartering VIE	3,682	3,662	6

Notes:	(1)	For Leasing VIE, liabilities are mainly short-term debt and deferred tax liabilities—non-current.
	(2)	For Investment management VIEs, assets are mainly cash and cash equivalents.
	(3)	For Real estate development VIEs, assets are mainly inventories, and liabilities are mainly long-term debt, less current maturities.
	(4)	For Vessel chartering VIE, assets are mainly property and equipment—at cost.

The consolidated real estate which includes land and buildings was pledged as collateral for Real estate development VIEs’ long-term debt, and was classified as real estate for sale, included in inventories in the Consolidated Balance Sheets, and the carrying amounts as of March 31, 2009 were ¥4,745 million. The consolidated Real estate development VIEs do not pledge any of their assets as collateral as of March 31, 2010 due to repayment of long-term debt in the VIEs.

The companies did not provide any financial or other support to the VIEs that they were not previously contractually obligated to provide for the years ended March 31, 2010 and 2009.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies, except for the aforementioned residual value guarantees of the Leasing VIE.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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
The total assets of the non-consolidated VIEs in which the companies have significant variable interests, and the carrying amounts of assets and liabilities in the Consolidated Balance Sheets that relate to the companies’ variable interests in the VIEs, and the companies’ maximum exposure to loss as a result of the companies’ involvement with the VIEs as of March 31, 2010 and 2009 are as follows:

March 31, 2010:

Millions of Yen
Total Assets of VIEs	Assets and liabilities that relate to variable interests in VIEs		Maximum exposure to loss
	Carrying amounts of assets	Carrying amounts of liabilities
¥1,645,609	¥99,959	¥91	¥114,449

Notes:	(1)	The assets that relate to the companies’ variable interests in the VIEs are mainly investments and non-current receivables.
	(2)	The liabilities that relate to the companies’ variable interests in the VIEs are mainly other current liabilities.

March 31, 2009:

Millions of Yen
Total Assets of VIEs	Assets and liabilities that relate to variable interests in VIEs		Maximum exposure to loss
	Carrying amounts of assets	Carrying amounts of liabilities
¥1,728,170	¥98,964	¥2,887	¥123,871

Notes:	(1)	The assets that relate to the companies’ variable interestes in the VIEs are mainly investments and non-current receivables.
	(2)	The liabilities that relate to the companies’ variable interestes in the VIEs are mainly trade payables and advances from customers.

The total assets of the VIEs reflect the most current information available to the companies.

The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to greatly exceed the anticipated loss. The liabilities that relate to the companies’ variable interests in the VIEs represent trade payables, advances from customers, and a liability as a guarantor recognized under ASC460,“Guarantees,” while the maximum exposure to loss represents the amounts of investments, advances and guarantees provided by the companies to the VIEs as of March 31, 2010 and 2009.

The companies did not provide any financial or other support to the VIEs that they were not previously contractually obligated to provide for the years ended March 31, 2010 and 2009.

23.	EXIT OR DISPOSAL COST OBLIGATIONS

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

For the year ended March 31, 2010, the companies recorded total exit or disposal costs of ¥3,749 million, which consisted of losses on disposals and impairments of long-lived assets of ¥2,502 million, contract termination costs of ¥1,247 million. The line items in the Statements of Consolidated Income of the exit and disposal costs are impairment loss of long-lived assets of ¥531 million, other expense of ¥1,247 million and loss from discontinued operations-net (after income tax effect) of ¥1,971 million, all of which are before income tax effect. Of the total exit or disposal costs for the year ended March 31, 2010, ¥3,218 million was recorded in the Energy Segment. The companies do not expect to recognize additional material costs in future period relating to these restructurings.

For the year ended March 31, 2009, the companies did not record material exit or disposal costs.

For the year ended March 31, 2008, the companies recorded impairment losses on long-lived assets of ¥1,425 million as exit or disposal costs. Of the total exit or disposal costs for the year ended March 31, 2008, ¥1,240 million was recorded in the Logistics & Financial Markets Segment.

Exit or disposal activities for the year ended March 31, 2010 are expected to complete during the year ending March 31, 2011. Exit or disposal activities for the years ended March 31, 2009 and 2008 were completed in the years ended March 31, 2010 and 2009, respectively. Ending balances of liabilities for exit or disposal costs at March 31, 2010 were ¥1,247 million.

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The notional amounts of the companies' derivative instruments as of March 31, 2010 and 2009 were as follows:

	Billions of Yen
	March 31, 2010	March 31, 2009
Foreign exchange contracts	¥2,341	¥3,207
Interest rate contracts	2,023	1,927
Commodity contracts	23,801	57,264
Other contracts	4	23

Total derivative notional amounts	¥28,169	¥62,421

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

Risk management policy

The companies have strictly separated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by confirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ risk management policy regarding derivative instruments.

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

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the year ended March 31, 2010, 2009 and 2008.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the year ended March 31, 2010, 2009 and 2008.

The companies include the gain and loss on the hedged items in the same line item as the offsetting loss or gain on the derivative instruments designated as hedging instruments.

The following table presents the gain/(loss) on hedged items and derivative instruments designated and qualifying as a fair value hedge included within the Statement of Consolidated Income for the year ended March 31, 2010 and three-month period ended March 31, 2009:

Year Ended March 31, 2010	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(10,454)	Interest rate contracts and foreign exchange contracts	¥10,654
Other (income) expense—net	Long-term debt	200	Foreign exchange contracts	(194)
Cost of revenues	Firm commitments and inventories	1,128	Commodity contracts	(1,097)

Total		¥(9,126)		¥9,363

Three-Month Period Ended March 31, 2009	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥3,968	Interest rate contracts and foreign exchange contracts	¥(4,356)
Other (income) expense—net	Long-term debt	9,848	Foreign exchange contracts	(10,486)

Total		¥13,816		¥(14,842)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in AOCI is reclassified into earnings. These amounts were immaterial for the years ended March 31, 2010 and 2008, and a net loss of ¥10,255 million for the year ended March 31, 2009.

The estimated net amount of the existing gains or losses in AOCI at March 31, 2010 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥918 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 13 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and the non-derivative financial instrument that are designated as, and are effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation are recorded as foreign currency translation adjustments within OCI to the extent they are effective as a hedge.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

The following table presents the fair value of derivative instruments included within the Consolidated Balance Sheets as of March 31, 2010 and 2009:

Derivative instruments designated as hedging instruments under ASC 815 “Derivatives and Hedging”

	Millions of Yen
Derivative instruments	Balance sheet location	March 31, 2010	March 31, 2009	Balance sheet location	March 31, 2010	March 31, 2009
		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Derivative assets	¥7,053	¥8,276	Derivative liabilities	¥1,964	¥2,669
	Non-current receivables, less unearned interest	12,026	13,960	Other Long-Term Liabilities	3,544	1,865
Interest rate contracts	Derivative assets	434	537	Derivative liabilities	354	766
	Non-current receivables, less unearned interest	27,582	25,600	Other Long-Term Liabilities	4,959	7,762
Commodity contracts	Derivative assets	966	5,611	Derivative liabilities	889	1,814

Total		¥48,061	¥53,984		¥11,710	¥14,876

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Derivative instruments not designated as hedging instruments under ASC 815 “Derivatives and Hedging”

	Millions of Yen
	Balance sheet location	March 31, 2010	March 31, 2009	Balance sheet location	March 31, 2010	March 31, 2009
Derivative instruments		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Derivative assets	¥18,856	¥32,032	Derivative liabilities	¥23,669	¥43,513
	Non-current receivables, less unearned interest(*)	10,434	8,361	Other Long-Term Liabilities	12,938	12,003
Interest rate contracts	Derivative assets	4,222	246	Derivative liabilities	3,069	119
	Non-current receivables, less unearned interest(*)	8,497	583	Other Long-Term Liabilities	10,623	2,700
Commodity contracts	Derivative assets	919,170	4,380,103	Derivative liabilities	919,872	4,350,322
	Non-current receivables, less unearned interest(*)	465,281	1,381,968	Other Long-Term Liabilities	481,513	1,374,221
Credit contracts				Derivative liabilities Other Long-Term Liabilities	— 32	221 —

Total		¥1,426,460	¥5,803,293		¥1,451,716	¥5,783,099

(*)	The balance sheet location, “Non-current receivables, less unearned interest” has been corrected from “Other Assets”, which was shown in the financial statements for the year ended March 31, 2009.

As of March 31, 2010 and March 31, 2009, the amount of receivables in respect of cash collateral paid that was netted against derivative liabilities was ¥90,063 million and ¥260,366 million, respectively. The amount of payables associated with cash collateral received that was netted against derivative assets was ¥38,077 million and ¥132,511 million, respectively. Cash collateral receivables and payables of ¥19,763 million and ¥3,896 million, respectively, as of March 31, 2010, and ¥36,358 million and ¥19,415 million, respectively as of March 31, 2009 were not offset.

Non-derivative designated as hedging instruments under ASC 815 “Derivatives and Hedging”

	Millions of Yen
		March 31, 2010	March 31, 2009
Hedging instruments	Balance sheet location	Carrying amount	Carrying amount
Foreign-currency-denominated debt	Current maturities of long-term debt	¥10,770	¥12,782
	Long-term Debt, less Current Maturities(*)	134,207	90,047

Total		¥144,977	¥102,829

(*)	The carrying amount in the above table of “Long-term Debt, less Current Maturities” at March 31, 2009 has been corrected due to immaterial error from ¥77,670 million to ¥90,047 million.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

The following tables present the amount affecting the Statements of Consolidated Income and other comprehensive income for the year ended March 31, 2010 and three-month period ended March 31, 2009:

Derivative instruments in ASC 815 fair value hedging relationships

Year Ended March 31, 2010	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥304
	Other (income) expense—net	(194)
Interest rate contracts	Interest expense	10,350
Commodity contracts	Cost of products sold	(1,097)

Total		¥9,363

Three-Month Period Ended March 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥(260)
	Other (income) expense—net	(10,486)
Interest rate contracts	Interest expense	(4,096)

Total		¥(14,842)

Derivative instruments in ASC 815 cash flow relationships

	Millions of Yen
Year Ended March 31, 2010	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥11,551	Sales of products	¥14,470
		Sales of services	(14)
		Cost of products sold	(49)
		Other (income) expense—net	(5,236)
Interest rate contracts	289	Interest income	5
		Interest expense	564
Commodity contracts	322	Sales of products	6,262	Sales of products	¥(74)
		Cost of products sold	(38)

Total	¥12,162		¥15,964		¥(74)

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

	Millions of Yen
Three-Month Period Ended March 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥5,260	Sales of products	¥(14,218)
		Sales of services	313
		Cost of services sold	(232)
		Other (income) expense—net	4,012
Interest rate contracts	(1,046)	Interest income	(3,418)
Commodity contracts	4,388	Cost of products sold	(1,380)	Cost of products sold	¥(353)

Total	¥8,602		¥(14,923)		¥(353)

Derivative instruments and hedging instruments in ASC 815 net investment hedging relationships

	Millions of Yen
Year Ended March 31, 2010	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥3,745			Interest expense	¥(221)
				Other (income) expense—net	1,848
Foreign-currency -denominated debt	7,525	Other (income) expense—net	¥(201)	Other (income) expense—net	(10)

Total	¥11,270		¥(201)		¥1,617

	Millions of Yen
Three-Month Period Ended March 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥(9,595)			Other (income) expense—net	¥975
Foreign-currency -denominated debt	(5,024)	Other (income) expense—net	¥(319)

Total	¥(14,619)		¥(319)		¥975

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Derivative instruments not designated as hedging instruments under ASC 815

Year Ended March 31, 2010	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥(261)
	Cost of products sold	(712)
	Interest income	50
	Interest expense	(372)
	Other (income) expense—net	(17,780)
Interest rate contracts	Other sales	(67)
	Interest income	154
	Interest expense	765
	Other (income) expense—net	510
Commodity contracts	Sales of products	(14,011)
	Other sales	15,120
	Cost of products sold	(16,517)
	Other (income) expense—net	477
Credit contracts	Other (income) expense—net	(389)

Total		¥(33,033)

Three-Month Period Ended March 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥959
	Cost of services sold	(184)
	Interest income	223
	Interest expense	(132)
	Other (income) expense—net	(5,693)
Interest rate contracts	Other sales	(1,103)
Commodity contracts	Sales of products	(3,808)
	Other sales	(1,491)
	Cost of products sold	(979)
	Other (income) expense—net	140
Credit contracts	Other (income) expense—net	(117)

Total		¥(12,185)

Credit-risk-related contingent features

Certain of the companies’ derivative instruments mainly for commodity future, forward, option and swap contracts contain provisions that require the companies’ debt to maintain a certain credit rating from each of the major credit rating agencies such as Standard & Poor’s Services. If the credit rating of the companies’ debt is to

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

fall below a designated credit rating, it will be in violation of these provisions, and the counterparties to the derivative instruments can request early termination or demand immediate and ongoing overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on March 31, 2010, was ¥124,643 million (¥31,211 million on the net basis of liability position after offsetting derivative assets against derivative liabilities in accordance with the adoption of ASC 210-20 “Balance Sheet: Offsetting ”, which was formerly FIN No. 39, “Offsetting of Amounts Related to Certain Contracts, an interpretation of APB Opinion No. 10 and FASB Statement No. 105”). We have posted collateral of ¥18,289 million in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on March 31, 2010, the aggregate fair value of additional assets that would be required to be posted as collateral and/or the aggregate fair value of assets needed to settle the instrument would be ¥14,097 million.

25.	FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the requirements of ASC825-10-50, “Disclosures about Fair Value of Financial Instruments,” the companies have provided the following fair value estimates and information about valuation methodologies.

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

Marketable securities and other investments

See Note 5, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.” and Note 26, “FAIR VALUE MEASUREMENTS.”

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

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

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

Derivative financial instruments

See Note 26, “FAIR VALUE MEASUREMENTS.”

The estimated fair values of certain financial instruments at March 31, 2010 and 2009 were as follows:

	Millions of Yen
	2010		2009
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,467,283	¥3,467,283	¥3,328,151	¥3,328,151
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	267,594	268,190	296,517	298,231

Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	1,824,030	1,824,030	2,055,416	2,055,416
Long-term debt (including current maturities)	3,386,747	3,444,758	3,408,206	3,476,001

Note:	The amounts of “Carrying amount” and “Fair value” related to Non-current receivables and advances to associated companies (less allowance for doubtful receivables) at March 31, 2009 have been corrected due to an immaterial error from ¥358,676 million and ¥360,390 million to ¥296,517 million and ¥298,231 million, respectively.

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers, which reduces concentrations of credit risks. The companies mainly deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any significant losses as a result of counterparty default on financial instruments. Credit risk is managed with approvals of credit line by management and monitoring counterparty’s operations continuously. The companies require counterparty to post collateral, if necessary.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

26.	FAIR VALUE MEASUREMENTS

ASC 820 “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 “Fair Value Measurements and Disclosures” establishes the fair value hierarchy that may be used to measure fair value which is provided as follows:

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

Effective January 1, 2010, the companies adopted ASU 2010-06, “Improving Disclosures about Fair Value Measurements,” and recognize transfers of assets or liabilities between levels of the fair value hierarchy as of the end of each reporting period when the transfers occur.

Valuation Techniques

Primary valuation techniques used for each financial instrument and nonfinancial asset measured at fair value are as follows:

Securities

•	Marketable equity securities and debt securities are measured at fair value.

•	Publicly-traded, marketable equity securities are valued using quoted market prices and classified as level 1.

•

Debt securities, consisting principally of preferred stock that must be redeemed and government bonds, are valued using a discounted cash flow analysis or quoted prices obtained from third parties, and classified as level 2.

•	The financing bills and commercial papers included in cash and cash equivalents are valued using quoted prices obtained from third parties. These are classified as level 2.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

•

In the event of an other-than-temporary decline in fair value of non-marketable equity securities and investments in associated companies, these are measured at fair value. The investments in listed associated companies are valued based on quoted market prices. These are classified as level 1. The investments in unlisted associated companies and non-marketable equity securities are valued based on the net assets value of its investment adjusted using cash flows and other factors that would impact the fair value. These are classified as level 3.

Derivative Instruments

•	Derivative instruments mainly consist of derivative commodity instruments and derivative financial instruments.

•

Exchange-traded derivative commodity instruments valued using quoted market prices are classified as level 1. The valuation for certain derivative commodity instruments is based upon adjusted quoted prices. These derivative commodity instruments are classified as level 2 or level 3 depending on the level of adjustment made.

•

Derivative financial instruments classified as level 2 are mainly valued by a discounted cash flow analysis using foreign exchange and interest rates or quoted prices currently available for similar types of agreements.

Nonfinancial Assets

•	Long-lived assets include tangible assets and identifiable intangible assets subject to amortization.

•	The assets are valued based on independent appraisals, prices for similar assets or discounted future cash flows whichever management considers most appropriate and categorized as level 3.

•	Goodwill classified as level 3 is mainly valued on the basis of the fair value of the subsidiary, which is measured using discounted cash flows or third party valuations.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at March 31, 2010 and March 31, 2009 are as follows:

	Millions of Yen
March 31, 2010	Fair value measurements using			Netting adjustments*	Total fair value
	Level 1	Level 2	Level 3
Assets:
Equity securities and debt securities:
Marketable equity securities (Japan)	¥416,844	—	—
Marketable equity securities (Non-Japan)	59,335	—	¥8,663
Preferred stock that must be redeemed	—	¥74,595	—
Government bonds	—	8,036	—
Other securities	—	1,891	—

Total equity securities and debt securities	¥476,179	¥84,522	¥8,663	—	¥569,364
Derivative assets
Foreign exchange contracts	—	¥48,369	—
Interest rate contracts	¥3,104	37,631	—
Commodity contracts	16,531	1,367,885	¥1,001

Total derivative assets (current and non-current)	¥19,635	¥1,453,885	¥1,001	¥(1,296,721)	¥177,800
Total assets	¥495,814	¥1,538,407	¥9,664	¥(1,296,721)	¥747,164

Liabilities:
Derivative liabilities
Foreign exchange contracts	—	¥42,115	—
Interest rate contracts	¥2,697	16,308	—
Commodity contracts	18,475	1,376,247	¥7,552
Other contracts	32	—	—

Total derivative liabilities (current and non-current)	¥21,204	¥1,434,670	¥7,552	¥(1,348,707)	¥114,719

Total liabilities	¥21,204	¥1,434,670	¥7,552	¥(1,348,707)	¥114,719

	Millions of Yen
March 31, 2009	Fair value measurements using			Netting adjustments*	Total fair value
	Level 1	Level 2	Level 3
Assets:
Equity securities and debt securities	¥398,676	¥86,788	—	—	¥485,464
Derivative assets (current and non-current)	2,972	5,849,246	¥5,059	¥(5,479,748)	377,529

Total assets	¥401,648	¥5,936,034	¥5,059	¥(5,479,748)	¥862,993

Liabilities:
Derivative liabilities (current and non-current)	¥3,638	¥5,771,858	¥22,479	¥(5,607,603)	¥190,372

*	Amounts of netting adjustments include the impact of legally enforceable master netting agreements that allow the companies to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended March 31, 2010 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, sales, issuances, and settlements	Transfers into and/or out of Level 3	Translation adjustments	Ending balance	The amount of total losses for the year included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date
		Included in earnings	Included in other comprehensive income (loss)
Derivative assets (liabilities)—net
Commodity contracts	¥(17,420)	¥898	—	¥14,500	¥(5,635)	¥1,106	¥(6,551)	¥(6,554)
Equity securities and debt securities
Marketable equity securities (Non-Japan)	—	(1,941)	—	1,322	9,613	(331)	8,663	(1,635)

	Millions of Yen
	Other sales	Cost of products sold	Loss on write-down of securities	Total losses
Total gains or (losses) included in earnings for the year	¥1,315	¥(2,052)	¥(306)	¥(1,043)
Change in unrealized losses relating to assets still held at the reporting date	(6,987)	(1,202)	—	(8,189)

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended March 31, 2009 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, sales, issuances, and settlements	Transfers in and/or out of Level 3	Ending balance	The amount of total gains for the year included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date
		Included in earnings	Included in other comprehensive income (loss)
Derivative assets (liabilities)—net	¥4,040	¥(2,560)	—	¥(953)	¥(17,947)	¥(17,420)	¥1,598

Gains and losses (realized and unrealized) included in earnings for the year ended March 31, 2009 are recorded in the Statements of Consolidated Income as follows:

	Millions of Yen
	Other sales	Cost of products sold	Total gains (losses)
Total gains or (losses) included in earnings for the year	¥(3,271)	¥711	¥(2,560)
Change in unrealized gains relating to assets still held at the reporting date	838	760	1,598

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Assets and liabilities measured at fair value on a nonrecurring basis

Certain non-marketable equity securities and investments in associated companies are written down to fair value if the fair value of these investments has declined and such decline is judged to be other-than-temporary. The investments in listed associated companies are measured at fair value using unadjusted quoted prices in active markets for identical assets. Non-marketable equity securities and investments in unlisted associated companies are primarily valued by unobservable inputs based on financial information obtained from counterparties or third parties.

Financial assets measured at fair value on a nonrecurring basis for the years ended March 31, 2010 and March 31, 2009 are as follows:

	Millions of Yen
		Fair value measurements using			Year Ended March 31, 2010 Total losses
	Fair value	Level 1	Level 2	Level 3
Non-marketable equity securities
Japan	¥11,832	—	¥2,735	¥9,097	¥(26,992)
Non-Japan	4,363	—	—	4,363	(4,396)

Total non-marketable equity securities	¥16,195	—	¥2,735	¥13,460	¥(31,388)

Investments in associated companies
Japan	¥43,366	¥43,366	—	—	¥(16,075)
Non-Japan	1,270	—	—	¥1,270	(12,377)

Total investments in associated companies	¥44,636	¥43,366	—	¥1,270	¥(28,452)

	Millions of Yen
		Fair value measurements using			Year Ended March 31, 2009 Total losses
	Fair value	Level 1	Level 2	Level 3
Non-marketable equity securities	¥31,914	—	—	¥31,914	¥(38,263)
Investments in associated companies	108,627	¥96,427	—	12,200	(75,406)

Long-lived assets are reviewed for impairment using undiscounted future cash flows whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying amount of the assets, the assets are determined to be impaired and written down to the amount of fair value. Long-lived assets are primarily valued by unobservable inputs based on an operating plan reflecting the most recent condition of the long-lived assets or prices for similar assets.

The carrying amount of goodwill is assessed for impairment annually or upon the occurrence of an indicator of impairment. If the implied fair value of goodwill, which is measured on the basis of the fair value of the subsidiary, falls below the carrying amount of goodwill, an impairment loss is recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill. Goodwill is primarily valued by unobservable inputs based on financial information including the business plan of the subsidiary.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

Nonfinancial assets measured at fair value on a nonrecurring basis for the year ended March 31, 2010 are as follows:

	Millions of Yen
		Fair value measurements using
	Fair value	Level 1	Level 2	Level 3	Year Ended March 31, 2010 Impairment losses
Long-lived assets	¥7,324	—	—	¥7,324	¥(8,715)
Goodwill	5,428	—	—	5,428	(9,907)

27.	SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information related to the Statements of Consolidated Cash Flows is as follows:

	Millions of Yen
	2010	2009	2008
Cash paid during the year for:
Interest	¥59,103	¥83,962	¥110,013
Income taxes, net of refunds (Note 20)	106,256	254,951	184,325
Non-cash investing and financing activities:
Exchange of shares in connection with business combinations and reorganizations involving investees:
Fair market value of shares received	—	29,600	26,787
Cost of shares surrendered	—	24,358	23,390
Common stock issued upon conversion of convertible bonds	3,705	4,159	28,616
Acquisitions of subsidiaries (Note 3):
Fair value of assets acquired	—	19,409	117,483
Fair value of liabilities assumed	—	7,383	59,000
Acquisition costs of subsidiaries	—	12,026	58,483
Non-cash acquisition cost	—	—	3,316
Pre-acquisition carrying amount of equity method investment	—	3,026	—
Cash acquired	—	7,792	2,951
Acquisitions of subsidiaries, net of cash acquired	—	1,208	52,216

28.	SUBSEQUENT EVENTS

The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico

On April 20, 2010, a third party semi-submersible drilling rig, known as the Deepwater Horizon rig, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced an explosion, which sank the rig and resulted in a spill of hydrocarbons from the well. Since the explosion, there has been an on-going, large-scale well-control and clean-up effort. MOEX Offshore 2007 LLC (“MOEX Offshore”) holds a 10% minority non-operating interest in the Mississippi Canyon 252 lease on which the Deepwater Horizon rig was drilling. MOEX Offshore is a wholly owned subsidiary of MOEX USA Corporation (MOEX USA), which in turn is wholly owned by Mitsui Oil Exploration Co., Ltd. (“MOECO”), in which Mitsui & Co., Ltd. (“Mitsui”) holds a 69.91% equity interest.

Notes to Consolidated Financial Statements—(Continued)

Mitsui & Co., Ltd. and subsidiaries

MOEX Offshore has received, and expects to continue to receive, invoices from BP Exploration and Production Inc. (“BP”) seeking reimbursement of costs incurred by BP related to BP’s response to the Deepwater Horizon incident. As of August 13, 2010, the aggregate amount of costs covered by these invoices is approximately US$974 million. In light of the numerous ongoing investigations that are currently taking place to determine the facts and circumstances surrounding the incident, the numerous lawsuits that are pending and the others that are expected to be commenced against MOEX Offshore and its affiliates and the provisions of the operating agreement relating to the well that affect the respective rights and responsibilities of the three holders of interests in the lease for costs associated with the incident, MOEX Offshore is undertaking a very careful and independent review of BP’s claims for reimbursement. For the reasons expressed above, MOEX Offshore is withholding payment of the referenced invoices, pending further discussions with BP and its affiliates and the resolution of the outstanding issues referenced above.

MOECO, MOEX USA, MOEX Offshore and Mitsui & Co. (U.S.A.), Inc. have been named as defendants in various legal actions.

Given our indirect equity interest in a non-operating interest holder of the lease on which the Deepwater Horizon rig was drilling, and in light of the outstanding issues referenced above, we are currently unable to estimate the potential liability of MOEX Offshore or its affiliates, if any, for the costs associated with the Deepwater Horizon incident in the Gulf of Mexico.

Mitsui recognized the impairment losses for the amount to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized expenses relating to the well in Other expense—net for the three-month period ended June 30, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the damage of the incident will have on its future consolidated financial position, consolidated operating results or consolidated cash flows.

Acquisition of natural-gas-fired power stations in Mexico

On June 2, 2010, MT Falcon Holdings Company S.A.P.I. de C.V., a 70% owned subsidiary of the Company, acquired a portfolio of companies holding five gas-fired combined cycle power stations in Mexico, as well as relevant companies including a pipeline company for ¥112,324 million (U.S.$1,241 million), as further discussed in Note 3.

Approval for the payment of a cash dividend

On June 23, 2010, the shareholders approved the payment of a cash dividend to shareholders of record on March 31, 2010 of ¥11 per share or a total of ¥20,081 million at the Company’s ordinary general meeting of shareholders.

SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

In accordance with Accounting Standard Codification (“ASC”) 932 “Extractive Activities-Oil and Gas”, this section provides supplemental information on oil and gas exploration and producing activities of the companies in five separate tables. Tables 1 through 3 provide historical cost information pertaining to costs incurred for property acquisitions, exploration and development; capitalized cost; and results of operations. Tables 4 and 5 present information on the companies’ estimated net proved reserve quantities and standardized measure of estimated discounted future net cash flows related to proved reserves. The amounts for investments that are accounted for by the equity method are separately presented as “Associated Companies,” for which the companies’ share of the investees’ information on oil and gas producing activities is presented in the following tables.

In January 2010, the FASB issued Accounting Standard Update No. 2010-03 “Extractive Activities – Oil and gas (Topic 932)” (hereinafter “ASU 2010-03”) to amend existing oil and natural gas reserve accounting and disclosure guidance to align its requirements with SEC’s revised rules. In line with them, the regional analysis presented below is on a continent basis, with separate disclosure for countries that contain 15% or more of the total proved reserves. The comparative information for 2009 and 2008 is also presented on this basis. The “Consolidated Companies” column includes activities in “Australia/Oceania”, “Thai/Asia”, “Middle East” (Qatar and Oman) and “Others” (North America and Africa). The “Associated Companies” column includes activities in “Australia/Oceania” and “Thai/Asia”. The “Associated Companies” column of the following tables includes information on liquefied natural gas (“LNG”) producing activities as an integral part of natural gas producing activities.

TABLE 1. COSTS INCURRED FOR PROPERTY ACQUISITION, EXPLORATION AND DEVELOPMENT *

	Millions of Yen
	Consolidated Companies				Associated Companies
	Australia/ Oceania	Thai/ Asia	Middle East	Others	Australia/ Oceania	Thai/ Asia	Worldwide
Year Ended March 31, 2010:
Acquisition of Proved Properties	—	—	—	—	—	—	—
Acquisition of Unproved Properties	—	¥7	—	¥277	—	—	¥284
Exploration	¥3,743	1,826	¥101	7,374	¥142	¥25	13,211
Development	11,153	35,936	9,174	3,350	13,975	3,176	76,764

Total Costs Incurred	¥14,896	¥37,769	¥9,275	¥11,001	¥14,117	¥3,201	¥90,259

Year Ended March 31, 2009:
Acquisition of Proved Properties	—	¥7,177	—	—	—	—	¥7,177
Acquisition of Unproved Properties	¥2,026	25	—	¥2,385	—	—	4,436
Exploration	9,331	2,872	¥870	13,221	¥823	¥30	27,147
Development	20,393	25,340	6,771	2,864	14,822	3,948	74,138

Total Costs Incurred	¥31,750	¥35,414	¥7,641	¥18,470	¥15,645	¥3,978	¥112,898

Year Ended March 31, 2008:
Acquisition of Proved Properties	—	¥13,499	—	—	—	¥3,701	¥17,200
Acquisition of Unproved Properties	—	83	—	763	—	3,039	3,885
Exploration	¥6,801	2,901	¥397	¥4,657	¥647	63	15,466
Development	35,908	22,371	6,035	473	18,127	3,090	86,004

Total Costs Incurred	¥42,709	¥38,854	¥6,432	¥5,893	¥18,774	¥9,893	¥122,555

*	Includes costs incurred whether capitalized or expensed and capitalized asset retirement costs incurred in accordance with ASC 410 “Asset Retirement and Environmental Obligations”.

TABLE 2. CAPITALIZED COSTS RELATED TO OIL AND GAS PRODUCING ACTIVITIES

	Millions of Yen
	Consolidated Companies				Associated Companies
	Australia/ Oceania	Thai/ Asia	Middle East	Others	Australia/ Oceania	Thai/ Asia	Worldwide
Year Ended March 31, 2010:
Proved Properties*	¥164,707	¥373,543	¥68,463	¥—	¥189,125	¥48,452	¥844,290
Unproved Properties	10,077	3,017	—	8,498	—	5,137	26,729

Gross Capitalized Properties	174,784	376,560	68,463	8,498	189,125	53,589	871,019
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	104,207	273,557	39,658	1,927	94,803	34,995	549,147

Net Capitalized Costs	¥70,577	¥103,003	¥28,805	¥6,571	¥94,322	¥18,594	¥321,872

Year Ended March 31, 2009:
Proved Properties*	¥156,655	¥336,371	¥62,383	¥52,566	¥147,485	¥34,536	¥789,996
Unproved Properties	11,325	2,287	—	12,687	—	5,051	31,350

Gross Capitalized Properties	167,980	338,658	62,383	65,253	147,485	39,587	821,346
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	83,947	253,397	30,670	16,317	69,870	22,391	476,592

Net Capitalized Costs	¥84,033	¥85,261	¥31,713	¥48,936	¥77,615	¥17,196	¥344,754

Year Ended March 31, 2008:
Proved Properties*	¥142,489	¥280,752	¥58,240	¥53,719	¥182,443	¥36,944	¥754,587
Unproved Properties	6,720	10,731	—	2,298	—	4,493	24,242

Gross Capitalized Properties	149,209	291,483	58,240	56,017	182,443	41,437	778,829
Accumulated Depreciation, Depletion, Amortization and Valuation Allowances	35,843	207,663	21,780	10,945	90,329	23,014	389,574

Net Capitalized Costs	¥113,366	¥83,820	¥36,460	¥45,072	¥92,114	¥18,423	¥389,255

*	Includes capitalized asset retirement costs in accordance with ASC 410.

TABLE 3. RESULTS OF OPERATIONS FOR OIL AND GAS PRODUCING ACTIVITIES

The companies’ results of operations from oil and gas producing activities are shown in the following table. In accordance with ASC 932, income taxes are based on statutory tax rates. Interest income and expense are excluded from the results reported.

	Millions of Yen
	Consolidated Companies				Associated Companies
	Australia/ Oceania	Thai/ Asia	Middle East	Others	Australia/ Oceania	Thai/ Asia	Worldwide
Year Ended March 31, 2010:
Sales to Unaffiliated Enterprises	¥45,854	¥73,059	¥3,058	¥11,820	¥72,955	¥11,686	¥218,432
Transfers to Affiliated Enterprises	9,795	—	30,133	—	—	—	39,928

Total Revenues	55,649	73,059	33,191	11,820	72,955	11,686	258,360
Production Costs	11,365	7,746	4,399	4,307	22,260	3,723	53,800
Exploration Expenses	2,792	2,926	267	8,744	273	12	15,014
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	23,098	20,275	10,567	8,322	6,808	4,675	73,745
Income Tax Expenses	11,893	22,073	11,314	242	13,022	1,809	60,353

Results of Operations for Oil and Gas Producing Activities	¥6,501	¥20,039	¥6,644	¥(9,795)	¥30,592	¥1,467	¥55,448

Year Ended March 31, 2009:
Sales to Unaffiliated Enterprises	¥96,307	¥95,778	¥5,149	¥27,537	¥87,737	¥11,660	¥324,168
Transfers to Affiliated Enterprises	13,970	—	50,136	—	14,034	—	78,140

Total Revenues	110,277	95,778	55,285	27,537	101,771	11,660	402,308
Production Costs	16,643	12,739	4,849	10,330	27,186	3,922	75,669
Exploration Expenses	6,683	3,832	593	5,512	715	63	17,398
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	53,096	19,121	9,192	9,056	4,508	3,138	98,111
Income Tax Expenses	7,388	31,943	23,885	2,548	16,553	2,298	84,615

Results of Operations for Oil and Gas Producing Activities	¥26,467	¥28,143	¥16,766	¥91	¥52,809	¥2,239	¥126,515

Year Ended March 31, 2008:
Sales to Unaffiliated Enterprises	¥75,827	¥98,512	¥5,002	¥19,100	¥59,715	¥13,034	¥271,190
Transfers to Affiliated Enterprises	11,167	—	39,099	—	12,478	0	62,744

Total Revenues	86,994	98,512	44,101	19,100	72,193	13,034	333,934
Production Costs	7,256	10,427	4,023	6,308	22,868	4,532	55,414
Exploration Expenses	6,801	3,474	257	789	638	—	11,959
Depreciation, Depletion, Amortization, Accretion and Valuation Allowances	34,655	21,264	5,447	8,184	5,854	3,462	78,866
Income Tax Expenses	21,737	38,081	18,965	1,446	12,778	2,537	95,544

Results of Operations for Oil and Gas Producing Activities	¥16,545	¥25,266	¥15,409	¥2,373	¥30,055	¥2,503	¥92,151

TABLE 4. PROVED RESERVE QUANTITY INFORMATION

The following table describes proved oil and gas reserves and changes thereto for the years ended March 31, 2010, 2009 and 2008. The definitions of proved oil and gas reserves used herein are revised by ASU 2010-03 in January 2010. Among the significant revisions in this rule are requirements to use a price based on the average first-day-of-the-month price during the 12-month period for reserve estimation and disclosure instead of a single end-of-year price; expanding the definition of oil and gas producing activities to include nontraditional resources such as synthetic oil and gas; permitting the use of new reliable technologies to establish reasonable certainty of proved reserves. The effect of applying new definition for reserve estimation did not significantly impact net proved reserve volumes in 2010.

Proved Developed and Undeveloped Reserves:

	Crude Oil, Condensate and Natural Gas Liquids Millions of Barrels *1							Natural Gas Billions of Cubic Feet *1 *3
	Consolidated Companies				Associated Companies		Worldwide	Consolidated Companies				Associated Companies		Worldwide
	Australia/ Oceania	Thai/ Asia *4	Middle East	Others *5	Australia/ Oceania	Thai/ Asia		Australia/ Oceania	Thai/ Asia *4	Middle East	Others *5	Australia/ Oceania	Thai/ Asia *6
Reserves at April 1, 2007	53	19	23	15	37	91	238	79	265	31	38	740	1,668	2,821
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	5	24	(3)	1	2	(1)	28	(18)	467	1	(2)	2	(17)	433
Extensions and Discoveries	—	—	1	—	1	—	2	—	—	6	—	24	—	30
Purchases	—	—	—	—	—	—	—	—	—	—	—	—	177	177
Sales	(11)	—	—	—	—	(85)	(96)	(22)	—	—	—	—	(1,636)	(1,658)
Production	(10)	(6)	(3)	(2)	(5)	(1)	(27)	(11)	(96)	(6)	(5)	(44)	(3)	(165)

Reserves at March 31, 2008	37	37	18	14	35	4	145	28	636	32	31	722	189	1,638
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	2	2	2	1	3	—	10	1	32	17	(1)	36	(2)	83
Extensions and Discoveries	1	—	—	—	—	—	1	27	—	—	—	—	—	27
Purchases	—	1	—	—	—	—	1	—	6	—	—	—	—	6
Sales	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Production	(11)	(8)	(3)	(2)	(5)	(1)	(30)	(8)	(90)	(5)	(5)	(44)	(2)	(154)

Reserves at March 31, 2009	29	32	17	13	33	3	127	48	584	44	25	714	185	1,600
Changes Attributable to:
Revision of Previous Estimates (includes improved recovery)	1	5	5	—	5	7	23	24	6	(2)	—	30	(9)	49
Extensions and Discoveries	4	—	—	—	—	—	4	—	—	—	—	—	—	—
Purchases	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Sales	—	—	—	(10)	—	—	(10)	—	—	—	(23)	—	—	(23)
Production	(9)	(6)	(5)	(3)	(5)	(2)	(30)	(10)	(70)	(4)	(2)	(54)	(7)	(147)

Reserves at March 31, 2010	25	31	17	—	33	8	114	62	520	38	—	690	169	1,479
Proved Developed Reserves: *2
Reserves at April 1, 2007	28	18	18	11	21	24	120	72	227	19	24	385	11	738
Reserves at March 31, 2008	37	18	14	11	20	3	102	28	294	15	21	454	182	994
Reserves at March 31, 2009	25	19	14	10	21	3	92	14	339	29	15	392	181	970

Reserves at March 31, 2010	20	20	12	—	17	7	76	25	274	23	—	315	161	798

*1	1 barrel of crude oil = 5,800 cubic feet of natural gas

*2	The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 64 percent as of March 31, 2008 and the expected costs to develop these undeveloped reserves were estimated to be ¥248,020 million in total as of March 31, 2008. The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 64 percent as of March 31, 2009 and almost same level compared to the percentage as of March 31, 2008. The expected costs to develop these undeveloped reserves were estimated to be ¥368,673 million in total as of March 31, 2009. The proportion of Proved Developed Reserves to Proved Developed and Undeveloped Reserves was about 58 percent as of March 31, 2010 and almost same level compared to the percentage as of March 31, 2009. The expected costs to develop these undeveloped reserves were estimated to be ¥265,398 million in total as of March 31, 2010.

*3	The proved gas reserves are restricted to those volumes that are related to firm sales commitments.

*4	Includes total proved reserves attributable to Mitsui Oil Exploration Co., Ltd. of 37 million, 32 million and 31 million barrels of Crude oil, Condensate and Natural Gas Liquids and 636 billions, 584 billions and 520 billions of cubic feet of Natural Gas in March 2008, 2009 and 2010, as well as proved developed reserves of 18 million, 19 million and 19 million barrels of Crude oil, Condensate and Natural Gas Liquids and 294 billions, 339 billions and 274 billions of cubic feet of Natural Gas in March 2008, 2009 and 2010, respectively, in which there is a 48.5 percent, 46.5 percent and 29.7 percent noncontrolling interests.

*5	The decrease of 10 million barrels in sales of Crude oil, Condensate and Natural Gas Liquids and, 23 billion of cubic feet in sales of Natural Gas in place was mainly due to the asset sales related to operation in Gulf of Mexico.

*6	The decrease of 96 million barrels in sales of Crude oil, Condensate and Natural Gas Liquids and 1,658 billions of cubic feet in sales of Natural Gas in place was mainly related to the reduction of Mitsui’s interest in Sakhalin II project.

TABLE 5. STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS RELATED TO PROVED OIL AND GAS RESERVES

The standardized measure of discounted future cash flows, related to the preceding proved oil and gas reserves, is calculated in accordance with ASU 2010-03. Estimated future net cash inflows from proved oil and gas reserves are computed using the average first-day-of-the-month price during the 12-month period for 2010, and using single year-end price for 2009 and 2008. Future development and production costs are those estimated future expenditures necessary to develop and produce year-end estimated proved reserves based on year-end cost indices, assuming continuation of year-end economic conditions. Estimated future income taxes are calculated by applying appropriate year-end statutory tax rates. Discounted future net cash flows are calculated using a discount factor of 10 percent.

The information provided does not represent management’s estimate of the companies’ expected future cash flows or value of proved oil and gas reserves. Estimates of proved reserve quantities shall change over time as new information becomes available. Moreover, probable and possible reserves, which may become proved in the future, are excluded from the calculations. The arbitrary valuation prescribed under ASC 932 requires assumptions as to the timing of future development and production costs. The calculations are made as of each fiscal year-end and should not be relied upon as an indication of the companies’ future cash flows or value of their oil and gas reserves.

1) Standardized Measure of Discounted Future Net Cash Flows

	Millions of Yen
	Consolidated Companies					Associated Companies
	Australia/ Oceania	Thai/ Asia *1		Middle East	Others *4	Australia/ Oceania	Thai/ Asia	Worldwide
At March 31, 2010:
Future Cash Inflows from Production	¥160,574	¥452,310		¥187,141	¥—	¥642,427	¥65,008	¥1,507,460
Future Production Costs	(53,166)	(79,265)		(24,497)	—	(189,893)	(22,956)	(369,777)
Future Development Costs *2	(27,154)	(118,084)		(16,772)	—	(95,176)	(13,080)	(270,266)
Future Income Taxes	(27,442)	(184,626)		(78,877)	—	(116,833)	(14,134)	(421,912)

Undiscounted Future Net Cash Flows	52,812	70,335		66,995	—	240,525	14,838	445,505
10% Annual Discount for Timing of Estimated Cash Flows	(7,685)	(6,311)		(19,324)	—	(97,594)	(3,943)	(134,857)

Standardized Measure of Discounted Future Net Cash Flows	¥45,127	¥64,024		¥47,671	¥—	¥142,931	¥10,895	¥310,648

At March 31, 2009:
Future Cash Inflows from Production	¥113,255	¥446,237		¥239,886	¥67,557	¥448,784	¥24,776	¥1,340,495
Future Production Costs	(34,454)	(118,940)		(18,553)	(23,846)	(82,104)	(3,539)	(281,436)
Future Development Costs	(27,326)	(227,765)		(27,803)	(18,431)	(62,207)	(2,722)	(366,254)
Future Income Taxes	(23,756)	(93,153)		(106,237)	(975)	(98,366)	(6,577)	(329,064)

Undiscounted Future Net Cash Flows	27,719	6,379		87,293	24,305	206,107	11,938	363,741
10% Annual Discount for Timing of Estimated Cash Flows	(2,640)	15,976	*3	(25,846)	(5,226)	(89,411)	(1,153)	(108,300)

Standardized Measure of Discounted Future Net Cash Flows	¥25,079	¥22,355		¥61,447	¥19,079	¥116,696	¥10,785	¥255,441

At March 31, 2008:
Future Cash Inflows from Production	¥338,439	¥657,951		¥281,462	¥148,446	¥943,422	¥77,112	¥2,446,832
Future Production Costs	(59,713)	(119,129)		(18,490)	(30,657)	(138,031)	(8,216)	(374,236)
Future Development Costs	(66,210)	(109,679)		(13,685)	(16,160)	(102,207)	(6,290)	(314,231)
Future Income Taxes	(102,269)	(235,492)		(135,034)	(22,523)	(221,343)	(29,743)	(746,404)

Undiscounted Future Net Cash Flows	110,247	193,651		114,253	79,106	481,841	32,863	1,011,961
10% Annual Discount for Timing of Estimated Cash Flows	(16,474)	(24,783)		(37,930)	(18,577)	(225,345)	(4,297)	(327,406)

Standardized Measure of Discounted Future Net Cash Flows	¥93,773	¥168,868		¥76,323	¥60,529	¥256,496	¥28,566	¥684,555

*1	Includes discounted future net cash flows attributable to Mitsui Oil Exploration Co., Ltd. of ¥168,868 million, ¥21,899 million and ¥64,024 million in March 2008, 2009 and 2010 respectively, in which there is a 48.5 percent, 46.5 percent and 29.7 percent minority interest.

*2	Includes cash-out for asset retirement obligations incurred in accordance with ASC 410 “Asset Retirement and Environmental Obligations”.

*3	The positive figure for the 10% annual discount is mainly related to a large amount of cash outflow in a distant future period for asset retirement obligations related to operations in Gulf of Thailand.

*4	The decrease of ¥11,214 million Standardized Measure of Discounted Future Net Cash Flows was mainly due to the asset sales related to operation in Gulf of Mexico.

2) Details of Changes for the Year

	Millions of Yen
	Consolidated Companies			Associated Companies			Worldwide
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Present Value at April 1	¥127,960	¥399,493	¥277,988	¥127,481	¥285,062	¥471,753	¥255,441	¥684,555	¥749,741
Sales/Transfers of Oil and Gas Produced, Net of Production Costs	(144,138)	(246,105)	(220,695)	(58,879)	(82,322)	(57,826)	(203,017)	(328,427)	(278,521)
Development Costs Incurred	59,613	55,368	67,381	17,152	18,770	21,217	76,765	74,138	88,598
Purchases of Reserves in Place	—	5,190	—	—	—	6,065	—	5,190	6,065
Extensions and Discoveries	32,502	26,907	14,075	—	—	13,636	32,502	26,907	27,711
Sales of Reserves	(11,214)	—	(44,026)	—	—	(267,723)	(11,214)	—	(311,749)
Net Changes in Prices, Development and Production Cost	27,252	(397,758)	383,154	(38,098)	(175,943)	77,619	(10,846)	(573,701)	460,773
Revisions of Previous
Quantity Estimates *1	169,549	54,697	175,921	51,934	13,789	10,074	221,483	68,486	185,995
Accretion of Discount	12,055	39,949	27,799	12,748	28,506	47,175	24,803	68,456	74,974
Net Changes in Income Taxes	(84,395)	259,845	(135,031)	9,523	73,022	(36,286)	(74,872)	332,867	(171,317)
Others *2	(32,362)	(69,626)	(147,073)	31,963	(33,403)	(642)	(399)	(103,030)	(147,715)

Net Changes for the Year	28,862	(271,533)	121,505	26,343	(157,581)	(186,691)	55,205	(429,114)	(65,186)

Present Value at March 31	¥156,822	¥127,960	¥399,493	¥153,824	¥127,481	¥285,062	¥310,646	¥255,441	¥684,555

*1	Includes amounts resulting from changes in the timing of production.

*2	Main portion of “Others” is foreign currency translation adjustments and increase or decrease of royalty due to revisions of previous reserves.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.
(Registrant)

Date: August 13, 2010	By	/s/ JUNICHI MATSUMOTO
Junichi Matsumoto Executive Vice President and Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Document

1.1*	The Articles of Incorporation of Mitsui & Co., Ltd., as of June 23, 2009 (English-language translation).

1.2*	The Share Handling Regulation of Mitsui & Co., Ltd., as amended on January 5, 2009 (English-language translation).

1.3*	The Rules of the Board of Directors of Mitsui & Co., Ltd., as amended on September 17, 2008 (English-language translation).

1.4**	The Rules of the Board of Corporate Auditors of Mitsui & Co., Ltd., as amended on July 31, 2006 (English-language translation).

2.1*	Deposit Agreement, dated as of October 1, 1982 among Mitsui & Co., Ltd., Citibank, N.A., and holders of ADRs and European Depositary Receipts, as amended by Amendment No.1 dated as of January 4, 2006.

8.1	List of Subsidiaries of Mitsui & Co., Ltd.

11.1	Code of Ethics for Senior Financial Officers and Professionals.

11.2	Business Conduct Guidelines for Employees and Officers of Mitsui & Co., Ltd.

12.1	Certification of the principal executive officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

12.2	Certification of the principal financial officer of Mitsui & Co., Ltd. required by Rule 13a-14(a).

13.1	Certification required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

99.1	Third Party Report of Ryder Scott Company

101.INS	XBRL Instance Document

101.SCH	XBRL Schema Document

101.CAL	XBRL Calculation Linkbase Document

101.DEF	XBRL Definition Linkbase Document

101.LAB	XBRL Label Linkbase Document

101.PRE	XBRL Presentation Linkbase Document

*	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on July 17, 2009.
**	Incorporated by reference to the corresponding exhibit to our annual report on Form 20-F (File No. 0-9929) filed on September 27, 2006.

We have not included as exhibits certain instruments with respect to our long-term debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instruments to the Securities and Exchange Commission upon request.