Form 20-F/A
period 2010-03-31
MITSUI & CO LTD
filed 2010-08-17
CIK 67099

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

    Yes  ☐    No   ☒

Explanatory Note

This amendment to our Annual Report on Form 20-F amends the Annual Report on Form 20-F for the fiscal year ended March 31, 2010 of Mitsui & Co., Ltd. (the “Company”) originally filed on August 13, 2010 (this “Amendment”). The Company is filing this Amendment in order to correct a typographical error in Exhibit 13.1.

Exhibit 13.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, Chapter 63 of title 18, United States Code), each of the undersigned officers of Mitsui & Co., Ltd. (the “Company”), hereby certifies, to such officer’s knowledge, that the Company’s annual report on Form 20-F for the year ended March 31, 2010 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 13, 2010

	By	/s/ MASAMI IIJIMA
	Name: Title:	Masami Iijima President and Chief Executive Officer (Principal Executive Officer)

	By	/s/ JUNICHI MATSUMOTO
	Name: Title:	Junichi Matsumoto Executive Vice President and Chief Financial Officer (Principal Financial Officer)

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.
(Registrant)

Date: August 17, 2010	By	/s/ JUNICHI MATSUMOTO
	Name: Title:	Junichi Matsumoto Executive Vice President and Chief Financial Officer (Principal Financial Officer)