Form 20-F/A
period 2010-03-31
MITSUI & CO LTD
filed 2010-12-03
CIK 67099

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No.2)

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

    Yes  ☐    No  ☒

Explanatory Note

This amendment to our Annual Report on Form 20-F amends the Annual Report on Form 20-F for the fiscal year ended March 31, 2010 of Mitsui & Co., Ltd. (the “Company”) originally filed on August 13, 2010 (this “Amendment”). The Company is filing this Amendment No.2 in order to: (i) amend auditor reports solely to include the name of the auditor and an indication that a signature has been affixed to the original audit report and (ii) to furnish revised reports from Ryder Scott Company, L.P. included as Exhibit 99.1.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MITSUI & CO., LTD.
(Registrant)

Date: December 3, 2010

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

/s/ DELOITTE TOUCHE TOHMATSU LLC

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

/s/ DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

June 23, 2010